Form 20-F
AUDIOCODES LTD
filed 2003-04-02
CIK 1086434

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20–F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from

 to

Commission file number 0-30070

AUDIOCODES LTD.

(Exact name of Registrant as specified in its charter
and translation of Registrant’s name into English)

ISRAEL

(Jurisdiction of incorporation or organization)

4 Hahoresh Street, Yehud 56470, Israel

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class

Name of each exchange on which registered

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, nominal value NIS 0.01 per share

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 1, 2003, the Registrant had outstanding 37,371,686 Ordinary Shares, nominal value NIS 0.01 per share.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes x     No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17      Item 18 x

PART I

Unless the context otherwise requires, “AudioCodes,” “us,” “we” and “our” refer to AudioCodes Ltd. and its subsidiary.

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

A.

SELECTED FINANCIAL DATA

We derived the consolidated statement of income data for the years ended December 31, 2000, 2001 and 2002 and consolidated balance sheet data as of December 31, 2001 and 2002 from the audited consolidated financial statements set forth elsewhere in this Annual Report. We derived the consolidated statement of operations data for the years ended December 31, 1998, and 1999 and the consolidated balance sheet data as of December 31, 1998, 1999 and 2000 from audited consolidated financial statements that are not included in this Annual Report.

On October 6, 2000, we effected a two-for-one stock split in the form of a stock dividend. All share and per share data for periods prior to and including that date have been retroactively adjusted to reflect this stock split. All figures relating to outstanding shares exclude shares held in treasury.

-#-

(U.S. dollars in thousands, except share and per share data)

-#-

-#-

	Year Ended December 31,
	1998	1999	2000	2001	2002
Statement of Operations Data:
Revenues	$9,175	$31,204	$71,798	$35,734	$27,189
Cost of revenues	3,258	11,921	28,029	21,942	13,006
Gross profit	5,917	19,283	43,769	13,792	14,183
Operating expense:
Research and development, net	2,149	4,812	10,588	13,807	13,022
Sales and marketing	2,267	4,262	11,204	13,852	14,288
General and administrative	973	1,665	2,917	5,044	3,353
Total operating expenses	5,389	10,739	24,709	32,703	30,663
Operating income (loss)	528	8,544	19,060	(18,911)	(16,480)
Other expenses	-	-	-	750	-
Financial income, net	142	2,471	8,057	6,388	2,623
Income (loss) before income taxes	670	11,015	27,111	(13,273)	(13,857)
Income taxes	51	355	438	-	-
Net income (loss)	$ 619	$10,660	$26,679	$(13,273)	$(13,857)
Basic earnings (loss) per share	$ 0.03	$ 0.35	$ 0.68	$ (0.34)	$ (0.36)
Diluted earnings (loss) per share	$ 0.02	$ 0.29	$ 0.62	$ (0.34)	$ (0.36)
Number of shares used in computing basic earnings per share	22,056	30,398	39,273	39,591	38,518
Number of shares used in computing diluted earnings per share	26,074	36,163	43,051	39,591	38,518

	Year Ended December 31,
	1998	1999	2000	2001	2002
Balance Sheet Data:
Cash and cash equivalents	$2,581	$ 60,500	$ 9,575	$ 50,086	$ 47,799
Short-term deposits	1,029	57,052	135,598	79,984	63,074
Working capital	4,566	119,372	146,119	126,242	108,370
Total assets	8,713	129,522	174,329	148,416	130,114
Shareholders’ equity	5,145	120,325	149,720	131,255	113,684

B.

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.

RISK FACTORS

We believe that the occurrence of any one or some combination of the following factors could have a material adverse effect on our business, financial condition and results of operations.

Business, Market and Shareholder Risks

The slowdown in capital expenditures by telecommunications service providers has had and could continue to have a material adverse effect on our results of operations.

A deterioration of economies around the world and economic uncertainty in the telecommunications market began in 2000 and continued through 2002. This has resulted in a curtailment of capital investment by telecommunications carriers and service providers as well as users such in the enterprise market (businesses who use the equipment). It has also reduced our ability to forecast orders, also referred to as “low visibility”. For example, we revised downward our initial forecast for the first and third quarters of 2001. We believe that this slowdown in capital expenditures will continue for the foreseeable future and are uncertain as to when this slowdown will end. As a result of this slowdown, we reported a net loss of $13.9 million in 2002 and $13.3 million in 2001 compared to net income of $26.7 million in 2000. The decline in capital expenditures has reduced our sales, and may increase our inventories, result in additional pressure on the price of our products and prolong the time until we are paid, all of which would have a material adverse effect on the results of our operations.

The war in Iraq and the threat of terrorism worldwide are impacting the global economy. Combined with the political unrest in Israel, this could have a material adverse effect on our results of operations.

The war in Iraq, the threat of the use of weapons of mass destruction and global terrorism are impacting the global economy. The future course of the conflict in Iraq and its effect on the global economy and the telecommunications industry cannot be predicted. In addition, since September 2000, the State of Israel and its inhabitants have been subjected to repeated terrorist attacks. The hostilities between the State of Israel and the Palestinians continued during the past year, with no end in sight to this intense conflict. This conflict can have both direct and indirect impacts on our business as a result of, among other things, military service obligations of our key employees, changes in monetary and fiscal policies or the willingness of customers outside Israel to buy our products, including demands for additional assurances concerning availability of our products.

If new products we recently introduced or expect to introduce in the near future fail to generate the level of demand we originally anticipated because potential customers are deferring transitions to new products during the global economic slowdown, we will realize a lower than expected return from our investment in research and development with respect to those products, and our results of operations may suffer.

The slowdown in the global economy and reduction in demand for telecommunications products may adversely impact the transition or migration to new products we recently introduced or expect to introduce in the near future. If, during the global economic slowdown, potential customers defer transition or migration to new products, our return on our investment in research and development with respect to products recently introduced or expected to be introduced in the near future will be lower than we originally anticipated and our results of our operations may suffer.

Our industry is rapidly evolving and we may not be able to keep pace with technological changes, which could result in a loss of revenues.

The transmission of voice, data and fax over data networks is rapidly evolving. Our future success in generating revenues will depend on our ability to enhance our existing products and to develop and introduce new products and product features. These products and features must keep pace with technological developments and address the increasingly sophisticated needs of our customers.

We may not be able to keep pace with emerging industry standards, which may make our products unacceptable to potential customers.

The failure to comply with evolving standards will limit acceptance of our products by market participants. Since our products are integrated into networks consisting of elements manufactured by various companies, they must comply with a number of current and future industry standards and practices established by various international bodies and industry forums.

New industry standards, the modification of our products to meet additional existing standards or the addition of features to our products may delay the introduction of our products or increase our costs.

The standards in our market are continually evolving. Should new standards gain broad acceptance, we will be required to adopt those standards in our products. We may also decide to modify our products to meet additional existing standards or add features to our products. Standards may be adopted by various industry interest groups or may be proprietary and nonetheless accepted broadly in the industry. It may take us a significant amount of time to develop and design products incorporating these new standards. We may also have to pay additional fees to the developers of the technologies which constitute the newly adopted standards.

Our customers or potential customers may develop or prefer to develop their own technical solutions, and as a result, would not buy our products.

Our products are primarily sold as components or building blocks. Our customers incorporate our products into their product offerings, usually in conjunction with value-added services of their own or of third parties. Customers or potential customers may prefer to develop their own technology or purchase third party technology. They could also manufacture their own components or building blocks that are similar to the ones we offer. Large customers have already committed significant resources in developing integrated product offerings. Customers may decide that this gives them greater control over supplies, specifications and performance. Customers may therefore not buy components from an external manufacturer such as us. This could have an impact on the competition we face, our ability to sell our products and our revenues from operations.

We have depended on a few large customers. The loss of one of these customers or the reduction in purchases by a significant customer could have a material adverse effect on our revenue.

Historically, a substantial portion of our revenue has come from large purchases by a small number of original equipment manufacturer, or OEM, customers. For example, our top three customers accounted for approximately 22.4% of our total revenues in 2002, 47.3% of our total revenues in 2001 and 40.4% of our total revenues in 2000. Sales to Clarent Corporation (now part of Verso Corporation) accounted for 31.7% of our total revenues in 2001 and 28.6% of our total revenues in 2000. Sales to Clarent accounted for less than 1% of our total revenues in 2002. Our future operating results may depend, in part, on the success of our largest OEM customers in selling products incorporating our components and on our success in selling large quantities of our products to them. We generally do not enter into long-term sales agreements with our top customers.

Based on our experience, we expect that our customer base may change from period to period. If we lose a large customer and fail to add new customers there could be a material adverse effect on our results of operations.

We do not sell to the end users of our equipment, which means that we have less information on the actual requirements of end users and their utilization of equipment. We also have less influence over the choice of equipment of such end users.

We typically sell to OEM customers and system integrators. Such customers usually purchase equipment from several suppliers and may be trying to fulfill one of their customers’ specific technical specifications. We rely heavily on our customers to inform us about market trends and the needs of their customers. We cannot be certain that this information is accurate. If the information we receive is not accurate, we may be manufacturing products that do not have a customer or fail to manufacture products that customers want. Because we are selling products to OEMs rather than end users, we have less control over the ultimate selection of products by end users.

The markets we serve are highly competitive and many of our competitors have much greater resources, which may make it difficult for us to maintain profitability.

Competition in our industry is intense, and we expect competition to increase. Acquisitions and strategic alliances in our industry have further increased competition. In recent years, Silicon Spice, Inc. was acquired by Broadcom Corporation, Intel Corporation acquired VxTel, Inc. and NMS Communications Corporation (formerly known as Natural MicroSystems Corporation) acquired InnoMediaLogic, Inc. (IML), Mobilee, Inc., and Lucent Technologies’ voice enhancement and echo cancellation business. Increased competition could result in lower prices for our products, reduced demand for our products and a corresponding reduction in our ability to recover development, engineering and manufacturing costs.

Competitors currently sell products that provide similar benefits to those that we sell.

Our principal competitors in the sale of signal processing chips include Telogy Networks, a division of Texas Instruments, VoicePump, a subsidiary of DSP Group, and Broadcom. We expect that large manufacturers of generic signal processors, like Siemens, Motorola and Agere Systems (formerly the microelectronics division of Lucent Technologies) and Intel (Vxtel) market competing processors.

Additionally, large semiconductor companies including Texas Instruments, Intel, Broadcom, and Conexant have entered this market through acquisitions. Centillium Communications, Broadcom, Intel, Mindspeed Technologies and Texas Instruments are manufacturers of high density Voice over Packet processors that compete with our high density Voice over Packet TrunkPack® Module products and chips. Other vendors of module products that compete with our high density module products include Mapletree Networks and Spectrum Signal Processing Inc.

Our principal competitors in the communications board market include NMS Communications, Dialogic Corporation (an Intel company), Blue Wave Systems (a Motorola Computer Group company), Brooktrout, Inc. and Acculab.

Our principal competitors in the area of analog media gateways (2 to 8 ports) for access and enterprise applications include Mediatrix Telecom, Inc., Vega Stream Limited, Innovaphone AG, Quintum Technologies, Tainet Communication System Corp., Anatel Corporation and D-Link Systems, Inc.

Our principal competitors in the area of digital media gateways include Cisco Systems, ECI Telecom (NGTS), Nuera, Santera, General Bandwidth, Quintum, Vega Stream Limited, Convergent, Telica and Commatch.

New entrants to the market may increase competition.

The increasing market acceptance of voice over packet technology is attracting, and is expected to continue to attract, new entrants. Some of the leading communications equipment manufacturers have entered our market through acquisitions, and many of them have greater resources than we do. Combinations between semiconductor companies and companies providing software to them, such as the acquisition of Telogy Networks, Inc. by Texas Instruments Incorporated and the acquisition of HotHaus Technologies Inc. and Silicon Spice, Inc. by Broadcom Corporation, could result in further competition for us.

Offering to sell system level products that compete with the products manufactured by our customers could negatively affect our business.

AudioCodes has broadened its product offerings from chips to boards, subsystems and gateway level products (systems). These products could compete with products offered by our customers. These customers could decide to decrease purchases from us because of this competition. This could result in a material adverse effect on our results of operations.

We rely on others to assemble our products and therefore do not directly control manufacturing costs, product delivery schedules or manufacturing quality.

Our products are assembled and tested by third-party subcontractors. As a result of our reliance on third-party subcontractors, we cannot directly control product delivery schedules. Any problems that occur and persist in connection with the delivery, quality or cost of the assembly and testing of our products could have a material adverse effect on our business, financial condition and results of operations. This reliance could also lead to product shortages or quality assurance problems, which, in turn, could lead to an increase in the costs of manufacturing or assembling our products.

We may not be able to deliver our products to our customers, and substantial reengineering costs may be incurred if a small number of third-party suppliers do not provide us with key components on a timely basis.

Texas Instruments Incorporated and DSP Group, Inc. supply all of the chips for our signal processor product line. Our signal processor line is used both as a product line in its own right and as a key component in our other product lines. Motorola manufactures all of the communications processors currently used on our communications boards. These suppliers also supply many of our competitors and have entered and may enter into additional relationships with them.

Texas Instruments is also one of our major competitors in providing signal processing solutions. An unexpected termination of the supply of the chips provided by Texas Instruments or Motorola or disruption in their timely delivery, would require us to make a large investment in capital and manpower resources to shift to using signal processors manufactured by other companies and may cause a large delay in introducing replacement products. An interruption in supply from any of these sources or an unexpected technical failure or termination of the manufacture of key electronic components could disrupt production, thereby adversely affecting our ability to deliver products to our customers. From time to time, product delivery requirements have required us to increase inventory levels and therefore incur higher costs.

We may not be able to retain a sufficient number of subcontractors to meet our production needs, which could hurt our ability to grow.

We have not entered into any long-term agreements or alternate source agreements with manufacturing subcontractors. Qualification of assembly and test subcontractors normally requires a significant investment of time. If our subcontractors are unable to provide us with components or assembled products on a timely basis or if we need to find alternative subcontractors, our product shipments could be delayed significantly and our growth may be slowed.

Our products generally have long sales cycles and implementation periods, which increase our costs in obtaining orders and reduce the predictability of our revenues.

Our products are technologically complex and are typically intended for use in applications that may be critical to the business of our customers. Prospective customers generally must make a significant commitment of resources to test and evaluate our products and to integrate them into larger systems. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new communications equipment. The sales cycles of our products to new customers are approximately nine to twelve months after a design win depending on the type of customer and complexity of the product. This time may be further extended because of internal testing, field trials and requests for the addition or customization of features. This delays the time until we realize revenue and results in our investing significant resources in attempting to make sales.

Long sales cycles also subject us to risks not usually encountered in a short sales span, including customers’ budgetary constraints, internal acceptance reviews and cancellation. In addition, orders expected in one quarter could shift to another because of the timing of customers’ procurement decisions. The time required to implement our products can vary significantly with the needs of our customers and generally exceeds several months; larger implementations can take multiple calendar quarters. This complicates our planning processes and reduces the predictability of our revenues.

Our proprietary technology is difficult to protect, and our products may infringe on the intellectual property rights of third parties.

Our success and ability to compete depend in large part upon protecting our proprietary technology. We rely on a combination of patent, trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights. These agreements and measures may not be sufficient to protect our technology from third-party infringement, or to protect us from the claims of others. Any intellectual property claims against us, even without merit, could cost us a significant amount of money to defend and divert management’s attention away from our business. Additionally, our products may be sold in foreign countries that provide less protection to intellectual property than that provided under U.S. or Israeli laws.

Multiple patent holders in our industry may result in increased licensing costs.

There are a number of companies besides us that hold patents for various aspects of the technology incorporated in our industry’s standards and our products. We expect that patent enforcement will be given high priority by companies seeking to gain competitive advantages or additional revenues. The holders of patents from which we have not obtained licenses may take the position that we are required to obtain a license from them. We cannot be certain that we would be able to negotiate a license agreement at an acceptable price. Our results of operations could be adversely affected by the payment of any additional licensing costs or if we are prevented from manufacturing a product.

Changes in governmental regulations in the United States could slow the growth of the Internet protocol telephony market and reduce the demand for our customers’ products, which, in turn, could reduce the demand for our products.

In the United States, changes in governmental regulation are being considered that may negatively impact the Internet protocol telephony market. For example, the Federal Communications Commission (FCC) has to date treated providers of telephone services over the public Internet as “enhanced service providers”. Enhanced service providers are currently exempt from federal and state regulations governing common carriers, including the obligation to pay access charges and contribute to the universal service fund. The FCC is examining whether certain forms of telephone services over the Internet should be subject to the same FCC regulations as telecommunications services. If the FCC were to determine that telephony providers over the public Internet, or the services they provide, are subject to FCC regulations, then some of the service providers that buy equipment from our customers may be forced to pay these access charges and make universal service contributions.

Regulation of communications over the public Internet could have a material adverse effect on our customers’ (and their customers’) businesses and could therefore adversely affect sales of our products. It is not yet known what effect, if any, possible legislative reforms may have on private telecommunication networks.

Changes in regulations affecting the telecommunications industry worldwide may reduce our customer base and sales.

Changes in regulations affecting the telecommunications industry worldwide may adversely affect the businesses of our present and potential customers. As competition intensifies, these customers may be forced to cut costs, which may negatively impact our sales. Also, these customers may be forced to combine with other manufacturers, thereby reducing the number of our potential customers.

The prices of our products may become less competitive due to foreign exchange fluctuations.

Foreign currency fluctuations may affect the prices of our products. Our prices in all countries are denominated in dollars. If there is a significant devaluation in a specific country, the prices of our products will increase relative to the local currency and may be less competitive. We cannot be sure that our international customers will continue to place orders denominated in dollars. The introduction into circulation of the Euro in January 2002 may place pressure on us to sell to European customers in Euro rather than dollar prices. This could make our revenues subject to fluctuation in the Euro/dollar exchange rate. In 2002, we did not make any sales based on Euro prices, but this could change in the future.

We may be unable to attract sales representatives who will market our products effectively.

Most of our marketing in Europe and Asia involves the aid of independent sales representatives that are not under our direct control. We cannot be certain that our current independent sales representatives will continue to distribute our products or that, even if they continue to distribute our products, they will do so successfully. These representatives are not subject to any minimum purchase requirements and can discontinue marketing our products at any time. In addition, these representatives often market products of our competitors. Accordingly, we must compete for the attention and sales efforts of our independent sales representatives.

Our products could contain defects, which would reduce sales of those products or result in claims against us.

We develop complex and evolving products. Despite testing by us and our customers, errors may be found in existing or new products. The risk is higher with products still in the development stage, where full testing or certification is not yet completed. This could result in, among other things, a delay in recognition or loss of revenues, loss of market share or failure to achieve market acceptance. We could be subject to material claims by customers. We have product liability insurance to protect us against losses caused by defects in our products, including “errors and omissions” insurance.

Obtaining certification of our products by national regulators may be time-consuming and expensive. We may be unable to sell our products in markets in which we are unable to obtain certification.

Our customers may expect us to obtain certificates of compliance with safety and technical standards set by national regulators, especially standards set by U.S. or European regulators. There is no uniform set of standards, and each national regulator may impose and change its own standards. National regulators may also prohibit us from importing products that do not conform to their standards. If we make any change in the design of a product, we are usually required to obtain recertification of the product. The process of certification may be time-consuming and expensive and may affect the length of the sales cycle for a product. If we are unable to obtain certification of a product in a market, we may be unable to sell the product in that market.

We depend on a limited number of key personnel who would be difficult to replace.

Because our products are complex and our market is evolving, the success of our business depends in large part upon the continuing contributions of our management and key personnel. Specifically, we rely heavily on the services of Shabtai Adlersberg, our Chief Executive Officer. If Shabtai Adlersberg is unable or unwilling to continue with us, our results of operations could be materially and adversely affected. Until February 2003, we maintained key man life insurance on Shabtai Adlersberg in the amount of approximately $2.7 million. We do not intend to continue to maintain this insurance in effect.

The success of our business also depends upon our continuing ability to attract and retain other highly-qualified management, technical, sales and marketing personnel. We need highly-qualified technical personnel who are capable of developing technologies and products and providing the technical support required by our customers. Such personnel were and may again be in great demand and we may not be successful in attracting, integrating or retaining them when and as required.

We may not be able to raise additional financing for our future capital needs on favorable terms, or at all, which could limit our ability to grow and to continue our longer term expansion plans.

We may need to raise additional capital in the future to continue our longer term expansion plans. We cannot be certain that we will be able to obtain additional financing on commercially reasonable terms, or at all. This could inhibit our growth and increase our financing costs.

The market price of our ordinary shares has fluctuated and may continue to fluctuate significantly.

Our stock price has fluctuated and may continue to fluctuate significantly. Fluctuations in our share price can occur for reasons that may be unrelated to operating results, including stock market-wide downturns and events in the technology industry as well as in the United States and Israel. These fluctuations may adversely affect the market price of our ordinary shares.

Our ordinary shares are traded on more than one market and this may result in price variations.

Our ordinary shares are traded primarily on the Nasdaq National Market and on The Tel Aviv Stock Exchange. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on the Nasdaq National Market, and New Israeli Shekels on The Tel Aviv Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Consequently, the trading prices of our ordinary shares on these two markets often differ, resulting from the factors described above as well as differences in exchange rates. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

There may be an adverse effect on the market price of our shares as a result of shares being available for sale in the future.

If our shareholders sell substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding options, the market price of our ordinary shares may fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and place that we deem appropriate.

Our principal shareholders, executive officers and directors have substantial control over most matters submitted to a vote of the shareholders, thereby limiting the power of other shareholders to influence corporate action.

As of December 31, 2002, our officers, directors and principal shareholders beneficially owned 48.8% of our ordinary shares. As a result, these shareholders may have the power to control the outcome of most matters submitted to a vote of shareholders, including the election of members of our board and the approval of significant corporate transactions. This concentration of ownership may also have the effect of making it more difficult to obtain approval for a change in control of us.

As a result of an agreement among our principal shareholders, it will be difficult for minority shareholders to influence the choice of our board of directors.

Our articles of association provide that our board will be divided into three classes. Members of each class will hold their office for three-year staggered terms. Our principal shareholders, divided into four groups, have entered into an agreement stating that as long as each group owns at least 7.5% of our outstanding shares they would each vote for the nominees of the other principal shareholder groups. The provisions of this shareholders’ agreement, when coupled with the provision of our articles of association authorizing the board to fill vacant directorships or to increase the size of the board, may deter public investors from influencing the selection of directors, removing incumbent directors or gaining control of the board.

The effects of anti-takeover provisions could inhibit the acquisition of us by others.

Some of the provisions of our articles of association and Israeli law could, together or separately:

•

discourage potential acquisition proposals;

•

delay or prevent a change in control; and

•

limit the price that investors might be willing to pay in the future for our ordinary shares.

Under the Israeli Companies Law, a merger is generally required to be approved by the shareholders and the board of directors of each of the merging companies. Shares held by a party to the merger are not counted toward the required approval. If the share capital of the company that will not be the surviving company is divided into different classes of shares, the approval of each class is required. A merger may not be approved if the surviving company will not be able to satisfy its obligations. At the request of a creditor, a court may prohibit a merger on these grounds. In addition, a merger can be completed only after all approvals have been submitted to the Israeli Registrar of Companies and 70 days have passed from the time that a proposal for approval of the merger was filed with the Registrar.

The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company, unless someone else already holds a majority of the voting power of the company. Regulations promulgated under the Israeli Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange on which the shares are traded either:

•

there is a limitation on acquisition of any level of control of the company; or

•

the acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public.

Israel’s Companies Law provides specific rules and procedures for the acquisition of shares held by minority shareholders, if the majority shareholder holds 90% or more of the outstanding shares.

In addition, our articles limit our ability to engage in any merger, asset or share sale or other similar transaction with a shareholder holding 15% or more of our voting shares. Israeli tax law treats certain acquisitions, particularly stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than United States tax law.

Risks Relating to Operations in Israel

Conditions in Israel affect our operations and may limit our ability to produce and sell our products.

We are incorporated under the laws of the State of Israel, and our principal offices are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. Terrorist attacks against Israel have greatly intensified during the past two years, which have led to ongoing hostilities. We cannot predict the effect on AudioCodes of the increase in the degree of violence by Palestinians against Israel. Additionally, we cannot predict the effect on AudioCodes of any possible military action elsewhere in the Middle East, such as the war in Iraq. Some of our officers and employees in Israel are obligated to perform up to 36 days of military reserve duty annually and are subject to being called for additional active duty under emergency circumstances. While AudioCodes has operated effectively under these requirements since its incorporation, we cannot predict the full impact of such conditions on AudioCodes in the future, particularly if emergency circumstances occur.  If many of AudioCodes’ employees are called for active duty, our operations in Israel and our business may be adversely affected.    Additionally, a number of countries continue to restrict or ban business with Israel or Israeli companies, which may limit our ability to make sales in those countries.

The Israeli rate of inflation may negatively impact our costs if it exceeds the rate of devaluation of the New Israeli Shekel against the U.S. dollar.

A portion of the cost of our Israeli operations, mainly personnel and facility-related, is incurred in New Israeli Shekels. In 2002, approximately 38% of our costs were incurred in New Israeli Shekels. As a result, we bear the risk that the rate of inflation in Israel will exceed the rate of devaluation of the New Israeli Shekel in relation to the dollar, which will increase our costs as expressed in dollars.

To protect against the changes in value of forecasted foreign currency cash flows resulting from payments in New Israeli Shekels, we have instituted a foreign currency cash flow hedging program. We hedge portions of our forecasted expenses denominated in foreign currencies with forward contracts. These measures may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

The Israeli government programs and tax benefits that we currently participate in, or receive, require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs.

We benefit from certain government programs and tax benefits, particularly as a result of exemptions and reductions resulting from the “Approved Enterprise” status of our existing production facilities and programs in Israel . To be eligible for these programs and tax benefits, we must continue to meet conditions, including making specified investments in fixed assets and financing a percentage of investments with share capital. If we fail to meet such conditions in the future, the tax benefits would be canceled and we could be required to refund the tax benefits already received. The law and regulations prescribing the benefits provide an expiration date for the grant of new benefits.  The expiration date has been extended several times in the past.  The expiration date currently in effect is May 2003, and no new benefits will be granted after that date unless the expiration date is extended again.  A governmental committee is reviewing the benefits program under the law. There can be no assurance that new benefits will be available after May 2003.  There can be no assurance that such benefits will be continued in the future at their current levels or at any level.

It may be difficult to enforce a U.S. judgment against us, our officers and directors and our Israeli auditors or to assert U.S. securities law claims in Israel.

We are incorporated in Israel. Substantially all of our executive officers and directors and our Israeli auditors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any such persons.

Additionally, there is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel. However, subject to specified time limitations, an Israeli court may declare a foreign civil judgment enforceable if it finds that:

•

the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

•

the judgment is no longer appealable;

•

the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

•

the judgment is executory in the state in which it was given.

Even if the above conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel. An Israeli court also will not declare a foreign judgment enforceable if:

•

the judgment was obtained by fraud;

•

there was no due process;

•

the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel;

•

the judgment is at variance with another judgment that was given in the same matter between the same parties and which is still valid; or

•

at the time the action was brought in the foreign court a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in New Israeli Shekels, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action to recover an amount in non-Israeli currency is for the Israeli court to render judgment for the equivalent amount in New Israeli Shekels at the rate of exchange on the date of payment, but the judgment debtor also may make payment in non-Israeli currency. Pending collection, the amount of the judgment of an Israeli court stated in New Israeli Shekels ordinarily will be linked to the Israel Consumer Price Index plus interest at the annual rate (set by Israeli law) prevailing at that time. Judgment creditors bear the risk of unfavorable exchange rates.

ITEM 4.

INFORMATION ON THE COMPANY

A.

HISTORY AND DEVELOPMENT OF THE COMPANY

AudioCodes Ltd. was incorporated in 1992 under the laws of the State of Israel. Our principal executive offices are located at 4 Hahoresh Street, Yehud 56470, Israel. Our telephone number is 972-3-539-4000. Our agent in the United States is AudioCodes Inc., 2890 Zanker Road, Suite 200, San Jose, California 95134.

B.

BUSINESS OVERVIEW

Introduction

We design, develop and market enabling technologies and system products for the transmission of voice, data and fax over packet networks. Our products enable our customers to build high-quality packet networking equipment and provide the building blocks to connect traditional telephone networks with packet networks. Our products are sold to leading original equipment manufacturers, or OEM, system integrators and network equipment providers in the telecommunications and networking industries.

Packet networks are data communications networks that transport information compressed into “packets” over circuits shared simultaneously by several users. Equipment based on advanced voice communications standards enable packet networks to carry voice and data more efficiently and at lower cost than the traditional telephone networks, which were designed principally to transmit high quality voice calls.

Our voice compression technology permits the high quality transmission of voice over packet networks using substantially less network capacity than used in traditional telephone networks. Our products enable our customers to build highly-efficient, high capacity gateways and access equipment that are used to connect traditional telephone networks with packet networks. In addition, our gateway product offering provides our customers with a substantial building block for Voice over Packet carrier based solutions, as an alternative to our customers developing or building their own gateways.

Our products, which enable the transmission of high quality voice, data and fax over packet networks, include:

•

signal processor chips, which process voice and fax signals and compress the information into packets so that they can be sent between the traditional telephone networks and the packet networks;

•

communications boards and modules for access and enterprise applications, which enable voice, data and fax communications through gateway equipment employing Internet and other protocols, as well as the possibility of addition of third party equipment to provide enhanced services;

•

system products for access and enterprise applications, such as low density analog media gateways and high density digital media gateways, which enable voice, data and fax communications employing Internet and other protocols (typically such equipment is sold by our customers in conjunction with their own or third party solutions such as call management applications), as well as the possibility of addition of third party equipment to provide enhanced services;

•

communications software used to process and format compressed voice and fax information into packets; and

•

element management software to manage our system products.

Our products are based upon voice compression and fax detection technologies, which transform voice and fax transmissions into small digital “packets.” We have co-authored the voice coding standard that was adopted for use in packet networks by the Voice over IP Forum, an industry group founded to ensure the interoperability and high quality of telephone service over packet networks. We have also developed advanced technologies for processing compressed voice transmissions and have significant voice communication system design expertise.

We sell our products to leading original equipment manufacturers in the telecommunications and networking industries for use in markets providing:

•

telephony over packet networks based on Internet protocols or networks based on asynchronous transfer mode standards, known as ATM standards;

•

telephony over the wireless or cable television infrastructure; and

•

telephone service over new generation high speed modems operating over wireless links or data modems, known as digital subscriber line, or DSL, modems.

Customers for our products include Alcatel S.A., Oki, Interactive Intelligence and Siemens. In addition, our proprietary voice compression technology is licensed to a broad group of companies that manufacture equipment for a variety of markets. As one of the original developers of the standards for voice compression technology used in packet networks, we are positioned to take advantage of the rapidly growing demand for advanced communications components enabling high quality converged voice and data services.

Industry Background

Market Trends

The networking and telecommunications industries have experienced dynamic change over the last few years. The primary factors driving this change include the following:

•

Growth in data communications traffic.   The growth of the Internet has led to a surge in data communications traffic. This growth has been fueled by the increasing number of users of the Internet, as well as by the increased use of electronic mail, multimedia content and the increased volume of information retrieved from the World Wide Web. In addition, organizations are increasingly turning to the use of intranets and private networks to increase productivity and create competitive advantages. This proliferation of intranets and private networks has further contributed to the surge in data traffic.

•

Emergence of packet networks and advances in networking technologies.   Traditional voice communications networks were not designed to handle the dramatic increase in data traffic, the need for high-speed data communication and the need to serve a much larger number of users. As data traffic becomes the dominant factor in communications and as service providers begin to build and maintain converged networks for integrated voice and data services, a new generation of data-centric networks is being developed. This development has been enabled by a new generation of packet networking technologies. The capabilities to effectively carry voice and fax and preserve the quality of communications over these new networks have been made possible by the recent rapid advances in voice compression technologies, the advent of digital signal processing chips and new packet voice, fax and data networking technologies and protocols. The surge in data traffic has led to the need for new packet-based infrastructures. As a result, providers are seeking to exploit the advances in high speed and packet voice networking technologies to build networks that are more cost effective than the traditional circuit-switched telephone networks.

•

Competition in the telecommunications industry.   Competitive local exchange carriers are trying to penetrate the local telephone market with varying degrees of success by bypassing the incumbent local telephone company network through the use of emerging packet technologies in new functions like telephony transmission over cable networks and digital subscriber line networks. In addition, there is a growth of toll bypass service providers, who seek to use public or private networks in order to bypass incumbent networks. Although these new and traditional service providers are not our direct customers, they are creating market demand for equipment manufactured by our customers. The surge in data traffic and the growth in overall volume and capacity of infrastructures has also caused a need for new infrastructure equipment that is capable of more efficient utilization of the available networks.

•

New technologies.   The expected extension of Voice over Packet technologies into wireless networks alongside the introduction of new wireless standards (referred to often as Second and Third Generations) and cable networks suggest a business opportunity for the deployment of such technologies and products in these market segments. It is possible that the introduction of Voice over Packet technologies into wireless and cable networks will then place pressure on the traditional circuit switch service providers to modernize their equipment so as to be able to compete with the new offerings, including price reductions of these alternative networks.

Circuit-Switched versus Packet Networks

Traditionally, voice and data communications have been transmitted and managed on separate networks, each with its own distinct industry standards and protocols. Voice, data and fax have been transmitted primarily over the traditional telephone network that is based on circuit-switched technology. When a call is placed on a circuit-switched network, a dedicated circuit is established between the two callers and is maintained for the duration of the call. This dedicated channel, which requires bandwidth of 64 kilobits per second, is unavailable for use by other callers on the network until the call is terminated.

Packet networks differ fundamentally from circuit-switched networks in that the packet network’s resources and infrastructure can be shared simultaneously by several users and bandwidth can be flexibly allocated. Packet-based communications systems format the information to be transmitted, such as-mail, voice, fax and data, into a series of smaller digital packages of information called “packets.” Each of these packets is then transmitted over the network and is reassembled as a complete communication at the receiving end. The various packet networks employ different network protocols for different applications, priority schemes and addressing formats to ensure reliable communication.

Packet networks offer a number of advantages over circuit-switched networks. Rather than requiring a dedicated circuit for each individual call, packet networks commingle packets of voice, fax and data from several communications sources on a single physical link. This provides superior utilization of network resources, especially in dealing with information sources with bursts of information followed by periods of silence. This superior utilization means that the same amount of traffic can be carried using fewer network resources. Additionally, the integration of voice and data communications makes possible an enrichment of services and an entire range of new, value-added applications, such as unified messaging and voice enabled web sites. In addition, voice traffic over packet networks is usually compressed to provide a further reduction in the use of or demand for bandwidth. For example, the rate at which information is transmitted over packet networks is generally between 6.3 and 8 kilobits per second as compared to 64 kilobits per second over circuit-switched telephone networks.

Convergence of Voice and Data

The proliferation of data-centric networks since the mid-1990s has made the transmission of voice and fax over these networks a cost-effective alternative to existing circuit-switched telephone networks. Most of the recent growth in packet networks has taken place over networks based on Internet protocols, and, to a lesser extent, on packet networks based on other protocols. “Voice over IP”, or VoIP, is the industry terminology used to describe the transmission of voice over Internet protocol-based networks.

The need to re-route voice and fax traffic from the traditional circuit-switched networks onto the new packet networks has led to the development of interface equipment between the two networks, generally referred to as gateways or access equipment, depending on the type of network. The processing of the voice and fax signals in gateway and access equipment is done according to industry-wide standards. These standards are needed to ensure that all traditional telephony traffic is seamlessly switched and routed over the packet network and vice versa.

Gateway equipment for Internet protocol-based packet networks has continued to experience significant development and growth. The gateway equipment can be generally divided into two key categories: open telecommunications architecture systems, built around industry-standard PC and workstation platforms for which components are available from a number of suppliers, and proprietary architecture-based gateways which are built around a custom design of a telecommunications equipment manufacturer. Voice over IP gateway equipment can be generally segmented into three classes: carrier class gateways for use in central office facilities; enterprise gateways for use by corporations and in small offices; and residential gateways for use at homes.

The Challenges

Despite the inherent advantages and the economic attractiveness of packet voice networking, the transmission of packet voice and fax poses a variety of technological challenges. These challenges relate to quality of service, reliability of equipment, functionality and features, and ability to provide a good return on investment.

The Quality of Service Problem.   The most critical issues leading to poor quality of service in the transmission of voice and fax over packet networks are packet loss, packet delay and packet delay jitter. For real time signals like voice, the slightest delay in the arrival of a packet may render that packet unusable and, in a voice transmission, the delayed packet is considered a lost packet. Delay is usually caused by traffic hitting congestion or a bottleneck in the network. The ability to deal with delay is compounded by the varying arrival times of packets, called packet-jitter, which results from the different routes taken by different packets. This “jitter” can be eliminated by holding the faster arriving packets until the slower arriving packets can catch up, but this introduces further delay. These idiosyncrasies of packet networks do not noticeably detract from the quality of data transmission since data delivery is relatively insensitive to time delay. However, even the slightest delay or packet loss in voice and fax transmission can have severe ramifications such as voice quality degradation or, in the case of a fax transmission, call interruption. Therefore, the need to compensate for lost or delayed packets without degradation of voice and fax quality is a critical issue.

The Gateway Reliability Problem.   In order for a packet network to be efficient for voice or fax transmission, the gateway equipment must be able to deliver an equivalent level of performance to that of existing central offices switching equipment. The telephony providers’ central offices contain circuit-switching equipment that typically handles tens of thousands of lines and is built to meet severe performance criteria relating to reliability, capacity, size, power consumption and cost. To date, the gateways available for use in packet networks have not been able to cost-effectively achieve these same levels of reliability in handling similar numbers of voice and fax calls. As a result, new generation gateway equipment that meets the same performance level as current circuit-switch technologies needs to be developed.

Functionality.  In order to compete effectively with incumbent circuit-switching equipment, packet network equipment must be able to deliver equivalent and improved functionality and features for the service providers and network users.

Return on Investment.   With the reduction in profitability of service providers there is an even greater need for them to achieve better returns on investment from capital expenditures on new equipment. Given the evolving nature of packet technologies and capabilities, there is greater pressure to provide cost effective technological solutions.

In order to maximize the benefits of using packet networks for the transmission of voice data and fax, products must be able to address and solve these inherent problems and challenges. These products must also be standards-based to support the interoperability among different equipment manufacturers and to allow operation over various networks.

The AudioCodes Solution: AudioCoded™ Products

Using our proprietary voice compression algorithms and industry standards, advanced digital signal processing techniques and voice communications system design expertise, we design and develop new packet networking solutions that alleviate many of the quality of service and gateway efficiency problems associated with the transmission of voice, fax and data over packet networks. Our product lines include signal processor chips, modules, communications boards, low density analog media gateways and high density digital media gateways for access and enterprise applications and communications software packages implementing evolving industry standards and protocols.

Our products have successfully addressed the quality of service problems posed by packet delay, packet delay jitter and packet loss. As a result, we enable our customers to build packet networking equipment that provides communication quality comparable to the traditional telephone networks. In addition, our communications boards and modules improve gateway efficiency and provide the building blocks for high performance, large capacity, open telecommunications platform-based gateways. We work closely with our customers, tailor our products to meet their specific needs, assist them in integrating our products within their systems and help them bring their systems to market on a timely basis. We also work with our customers in deploying their systems in various network environments.

We have been able to develop our products and provide services to our customers based on the following strengths:

Our strengths:

•

Leadership in voice compression technology.   We are a leader in voice compression technology. Voice compression exploits redundancies within a voice signal to reduce the bit rate of data required to digitally represent the voice signal while still maintaining acceptable voice quality. Our key development personnel have been developing voice compression technology for almost two decades. We co-authored the ITU G.723.1 voice coding standard that was adopted by the Voice over IP Forum and the International Telecommunications Union as the recommended standard for use in voice over IP gateways. We implement industry voice compression standards and work directly with our customers to design state-of-the-art proprietary voice compression algorithms that satisfy specific network requirements. Our significant knowledge of the basic technology permits us to optimize its key elements and positions us to address further technological advances in the industry. We believe that our technological expertise has placed us among the few suppliers in our industry that is sought out by leading equipment manufacturers to work with them in designing their systems and provision of solutions to their customers.

•

Digital signal processing design expertise.   Our extensive experience and expertise in designing advanced digital signal processing algorithms enables us to efficiently implement them in real time systems. Digital signal algorithms are computerized methods used to extract information out of signals. In designing our signal processors, we use minimal digital signal processing memory and processing power resources. This allows us to develop higher density solutions than our competitors. Our expertise is comprehensive and extends to all of the functions required to perform voice compression, fax and modem transmission over packet networks and telephone signaling processing.

•

Compressed voice communications systems design expertise.   We have the expertise to design and develop the various building blocks required for complete voice over packet systems. In building these systems, we develop hardware architectures, voice packetization software and signaling software and integrate them with our signal processors to develop a complete, high performance compressed voice communications system. We assist our customers in integrating our signal processors into their hardware and software systems to ensure high voice quality, high completion rate of fax and data transmissions and telephone signaling processing accuracy. Further, we are able to customize our off-the-shelf products to meet our customers’ specific needs, thereby providing them with a complete, integrated solution and enabling them to market their products with a reduced time to market.

Our product strengths:

•

High density signal processors.   Our multi-channel signal processors enable our customers and us to create products that meet the reliability, capacity, size, power consumption and cost requirements needed for building high capacity gateways.

•

Multiple and Comprehensive product lines.   Unlike most of our competitors who focus on either the standards-based open telecommunications architecture market or the proprietary system market, we are able to address both segments. We can do this because we enable our customers to offer multiple applications and address different market segments. For example, our voice over IP communications boards target the open telecommunications architecture market, while our signal processors, modules and voice packetization software target the proprietary system market, our analog media gateways target access and enterprise applications and our digital media gateways are intended to target wireless, wireline and cable networks.

•

Extensive feature set.   Our products incorporate an extensive set of signal processing functions and features (such as protocols, coders), functionalities (such as H.323 and SIP) and implement a complete system on a single chip. We offer the ability to manage multiple channels of communications working independently of each other, with each channel capable of performing all of the functions required for voice compression, fax and modem transmission, telephone signaling processing and other functions. These functions include voice, fax or data detection, echo cancellation, telephone tone signal detection and generation and other telephony signaling processing.

•

Open architecture.   Our voice over IP communications boards target the open architecture gateway market segment, which enables our customers to use hardware and software products widely available for standards-based open telecommunications platforms. This provides our customers with an improved time to market and the benefits of scalability, upgradeability and enhanced functionality without the need to completely redesign their systems for evolving applications.

•

Various entry level products.   Our wide product range (chips to media gateways) provides our customers with a range of entry level products. These building blocks enable our customers to significantly shorten their time to market by adding their value added solution.

Business Strategy

Our goal is to be the leading provider of enabling technologies and products for the transmission of voice, data and fax over packet networks. The following are key elements in our strategy:

•

Maintain and Extend Technological Leadership.  We capitalize on our competitive edge in voice compression technology and proficiency in designing voice communications systems. In 1995, we co-authored the ITU G.723.1 voice coding standard that was adopted by the Voice Over IP Forum as the recommended standard for use in voice over IP gateways. In 1998, we introduced NetCoder®, a new voice coder that was designed specifically for IP networks. We have invested heavily and are committed to continued investment in developing technologies that are key to providing high performance voice, data and fax transmission over packet networks and to be at the forefront of technological evolution in our industry.

•

Focus Primarily on the High End of the Market.  Our enabling products primarily target the high end of the market for Internet protocol-based telephony gateways. In this market, our focus is on the design and development of products that target high capacity gateway equipment that delivers superior quality of service required to meet strict performance criteria with respect to reliability, capacity, size, cost and power consumption.

•

Strengthen and Expand Strategic Relationships with Key Customers.  Our strategy has been to sell our products to leading equipment manufacturers in the telecommunications and networking industries and to establish and maintain long-term working relationships with them. We work closely with our customers to engineer products and subsystems that meet each customer’s particular needs. The long development cycles usually required to build equipment incorporating our products frequently results in close working relationships with our customers. Based on experience gained in supporting many projects with our customers, we can assist them in taking the product from design to deployment. By focusing on leading equipment manufacturers with large volume potential, we believe that we reach a substantial segment of our potential customer base while minimizing the cost and complexity of our marketing efforts.

•

Expand and Enhance the Development of Highly-Integrated Products.   We plan to continue designing, developing and introducing new product lines and product features that address the increasingly sophisticated needs of our customers, evolving as network solutions become more complex. We believe that our knowledge of core technologies and system design expertise enables us to offer better solutions that are more complete and contain more features than competitive alternatives. We believe that the greatest opportunities for our growth and profitability will come from the development of even more highly-integrated product lines and product features such as our recently announced digital media gateways.

•

Build Upon Existing Technologies to Penetrate New Markets.   The technology we developed in connection with the IP telephony market can be used to serve similar product requirements in emerging markets utilizing similar packet networking technologies. These markets include those providing telephony over digital subscriber lines, wireless networks and the cable television infrastructure. Each of these new market segments presents us with a large potential for future product offerings or applications.

Products

Our products serve to facilitate the transmission of voice, data and fax over packet networks. To date, we have incorporated our algorithms, technologies and systems design expertise in six product lines:

•

Voice Over Packet Processors;

•

Media Gateway Modules (the TrunkPack® Module family);

•

VoIP and VoATM Communication Boards (the TrunkPack® family);

•

Analog Media Gateways for toll bypass access and enterprise applications (the MediaPack™ family);

•

Digital Media Gateways with various capacities for wireless (Stretto™) , wireline (Mediant™) and cable (Mediant™ Cable); and

•

IPmedia™ Boards for enhanced services and functionalities such as conferencing and messaging (IPmedia™ Platforms).

In addition we continue to offer customers our Professional Services, which usually involve customization and development projects for customers.

Our products are designed to build on our core technology and competence extending them both vertically (chips inserted into boards, boards inserted into digital media gateways) and horizontally into different applications for different market segments, such as enterprise, wireline ,cable and wireless.

Voice Over Packet Processors

Our signal processor chips compress and decompress voice, data and fax communications. This enables these communications to be sent from circuit-switched telephone networks to packet networks. Our chips are digital signal processors on which we have embedded our algorithms. These signal processor chips are the basic building blocks used by our customers and us to enable their products to transmit voice, fax and data over packet networks. These chips may be incorporated into our communications boards, Media Gateway Modules and Analog Media Gateways for access and enterprise applications or they may be purchased separately and incorporated into other boards or customer products.

Our signal processor chips implement a complete signal processing system, supporting voice compression, echo cancellation, fax and modem processing and telephony signaling processing. The signal processor chips also enhance gateway efficiency by supporting multiple independently processed channels of communication.

AudioCodes provides a range of voice over packet processors of voice communications over different types of packet networks, such as IP, ATM and Frame Relay. Our processors are used by original equipment manufacturers, known as OEMs, in their products enabling simple development and a significant reduction in time-to-market. Each processor constitutes a full voice band subsystem that includes standards-based low bit rate voice compression, echo cancellation, in-band signaling detection and generation, T.38 compliant fax relay and V.32bis data relay.

Media Gateway Modules (the TrunkPack® Module family)

Our AudioCoded™ Media Gateway Modules are medium to high density, multi-protocol modules that allow OEM gateway designers to take full advantage of the complete media gateway functionality inherent in our award winning TrunkPack® architecture, which is installed in millions of lines worldwide. These modules connect as daughter cards onto proprietary OEM carrier boards. The AudioCoded™ modules convert content into low bit rate packetized voice over IP voice trunking. Their comprehensive feature set and standard interfaces make them an integral building block for high performance, carrier class media gateways by providing fast time to market and a cost effective solution.

The modules follow on the success of our TrunkPack® boards and compact peripheral component interconnect, or PCI, solutions for open standards-based platforms. These modules bridge the gap between AudioCodes’ voice over packet processors, which offer developers maximum design flexibility, and the AudioCoded™ communication boards that fit into standard PCI or CompactPCI platforms.

The AudioCoded™ module product family performs a variety of media gateway functions such as packetization, compression, streaming and protocol processing. The module line also provides superior echo cancellation.

VoIP and VoATM Communication Boards (the TrunkPack® family)

Our communications boards are designed to operate in gateways connecting the circuit-switched telephone network to packet networks based on Internet protocols. Our boards comply with voice over IP and voice over ATM (AAL2) industry standards and allow for interoperability with other gateways. The boards also enable high capacity operations while fitting into a single PC interface slot (PCI) or CompactPCI platforms. Just as our signal processor chips can handle multiple channels on a single processor, our communications boards can support multiple telephony trunk processing and differing modes of operations to provide manufacturers with greater system flexibility.

Our boards support standards-based open telecommunications architecture systems and combine our signal processor chips with communications software, signaling software and proprietary hardware architecture to provide a cost efficient interoperable solution for high capacity gateways. Using open architecture permits our customers to bring their systems to market quickly and to integrate our products more easily within their systems.

Our boards represent a combined functionality of both media streaming processing (voice fax and modem) and on-board  telephony interfaces, along with their associated signaling protocols.

Analog Media Gateways for toll bypass access and enterprise applications (the MediaPack™ family)

MediaPack™, our analog media gateways for toll bypass access and enterprise applications, empower the next-generation network by providing cost-effective, cutting-edge technology solutions that deliver voice and fax services to the corporate market, small businesses and home offices. Our analog media gateways for access and enterprise applications provide media streaming functionality while being either controlled by a centralized call agent or use on-box VoIP control protocols (H.323, SIP). Convergence of data, voice and fax is achieved by a combination of the media gateway with any IP access technology, eliminating the cost of multiple access circuits. This product family utilizes AudioCodes’ experience and superior digital signal processing, or DSP, technology for echo cancellation, voice compression, silence suppression and comfort noise generation.

The MediaPack™ family represents a feature rich product for streaming voice quality with a powerful analog interface supporting all major control protocols such as H323, SIP, MGCP and MEGACO.

Digital Media Gateways with various capacities for wireless (Stretto™) , wireline (Mediant™) and cable (Mediant™ Cable)

Our Stretto™ product line is a family of media gateways for the second and third generations of wireless networks. Stretto™ is intended to enable packetization of legacy wireless networks, as well as serving as a voice media gateway in third generation packet enabled architecture. The Stretto™ product family is compatible with popular wireless voice coders and protocols for wireless networks such as CDMA, GSM, CDMA2000 and UMTS, and builds on our award winning TrunkPack® architecture, which is installed in millions of lines worldwide. Stretto™ is currently undergoing marketplace beta testing.

In March 2002, we announced Mediant™, a new family of Media Gateways for wireline networks. The Mediant™ product family provides a full and flexible suite of voice coders, or codecs, standard compliant control protocols and public switched telephone network signaling interfaces for a variety of wireline media gateway applications in most softswitch control environments.

In April 2002 we unveiled a cable access gateway family to enable VoIP cable telephony networks, the Mediant™ Cable Access Gateway Family. The Mediant Cable Access Gateway Family is a new family of standards-based, scalable and open V5.2 access gateways and packet cable telephony media gateways that enable network equipment providers (NEPs) and system integrators to meet the packet voice needs of multiple systems operators (MSOs) and cable operators.

IPmedia Boards for enhanced services and functionalities such as conferencing and messaging (IPmedia™ Platforms)

The AudioCoded IPmedia™ platform is designed to allow OEMs to provide sophisticated content and services that create revenue streams and customer loyalty through the ability to provide additional services. The AudioCoded IPmedia™ platforms interface both IP and switched-circuit telephony modules, while saving space. The AudioCoded IPmedia™ platform provides voice and fax processing capabilities to enable, together with AudioCodes’ partners, an architecture for development and deployment of enhanced services.

AudioCoded IPmedia™ platforms are designed to answer the growing market demand for enhanced voice services over packet networks, particularly network-based applications like unified communications, call recording, and conferencing by carriers and application service providers. IPmedia™ enables our customers to develop and market applications such as: unified communications, interactive voice response, call-centers, conferencing and voice-activated personal assistant. IPmedia™ products are currently offered on our PCI and cCPI boards and on the 2000 series 1U media gateway box (IPmedia™ 2000).

Technology Development and Licensing

Occasionally, we provide our customers with customized engineering and design services. We also license our technology to third parties principally through DSP Group, Inc.

Core Technologies

We believe that one of our key competitive advantages is our broad base of core technologies ranging from advanced voice compression algorithms to complex architecture system design. We have developed and continue to build on the following key technology areas:

•

proprietary low bit rate voice compression algorithms which result in a high degree of voice compression;

•

advanced digital signal processing algorithms for echo cancellation, fax and data modem processing and telephony signaling processing;

•

voice communications software;

•

advanced architectures that provide efficient processing of multiple telephony trunks for transmission over packet networks; and

•

Carrier Grade System expertise and know-how, enabling us to develop state of the art digital media gateways with a very high channel density.

Low Bit Rate Voice Compression Algorithms

Voice compression techniques are essential for the transmission of voice over packet networks. Voice compression exploits redundancies within a voice signal to reduce the bit rate required to digitally represent the voice signal, from 64 kilobits per second, or kbps, down to low bit rates ranging from 5.3 kbps to 8 kbps, while still maintaining acceptable voice quality. A bit is a unit of data. Different voice compression algorithms, or coders, make certain tradeoffs between voice quality, bit rate, delay and complexity to satisfy various network requirements. Use of voice activity detection techniques and silence removal techniques further reduce the transmission rate by detecting the silence periods embedded in the voice flow and discarding the information packets which do not contribute to voice intelligibility.

We are one of the innovators in developing low bit rate voice compression technologies. Our patented MP-MLQTM coder was adopted in 1995 by the ITU as the basis for the G.723.1 voice coding standard for audio/visual applications over the circuit-switched telephone networks. The G.723.1 standard was also recommended as the default standard and an essential component of the Voice over IP Forum’s Implementation Agreement. By adhering to this standard, system manufacturers guarantee the interoperability of their equipment with the equipment of other vendors. In 1998, we continued our leadership role in voice compression technology and introduced NetCoder®. NetCoder® was designed specifically for packet networks based on Internet protocols. NetCoder®’s voice quality outperforms the G.723.1 standard in the higher packet loss conditions that characterize networks based on Internet protocols. In addition, NetCoder® is capable of dynamically adjusting bit rates in the 4 to 9.6 kbps range. This allows the equipment manufacturers to optimize network capacity utilization by adapting to varying network load conditions.

Advanced Digital Signal Processing Algorithms

To provide a complete voice over packet communications solution, we have developed a library of digital signal processing functions designed to complement voice compression coders with additional functionality, including: echo cancellation; voice activity detection; facsimile and data modem processing; and telephony signaling processing. Our extensive experience and expertise in designing advanced digital signal processing solutions allows us to implement algorithms using minimal processing memory and power resources. Our algorithms include:

•

Echo Cancellation.   Low bit rate voice compression techniques introduce considerable delay, necessitating the use of echo cancellation algorithms. The key performance criterion of an echo canceller is its ability to deal with large echo reflections, long echo delays, fast changing echo characteristics, diverse telecommunications equipment and network effects. Our technology achieves low residual echo and fast response time to render echo effects unnoticeable.

•

Fax Transmission.   There are two widely used techniques for real time transmission of fax over networks based on Internet protocols: fax relay and fax spoofing. Fax relay takes place when a fax is sent from a fax machine through a gateway over networks based on Internet protocols in real time to a fax machine at the other end of the network. At the gateway, the analog fax signals are demodulated back into digital data, converted into packets, routed over the packet network and reassembled at the receiving end. Fax relay is used when the round trip network delay is small (typically below one second). When the round trip network delay increases, one of the fax machines may time out while waiting for a response from the other fax machine to arrive.

Fax spoofing is a technique used to maintain consistent connections between two fax machines over networks based on Internet protocol, where the round trip delay is longer than one second and up to about 10 seconds, by preventing time outs on the connected fax machines. We support fax spoofing compliant with the current ITU standard that defines the operation of real time fax transmissions over networks based on the Internet protocol.

•

Data Modem Technology.   We have developed data modem technologies that facilitate data relay over packet networks. Our data modem relay software algorithms support all existing data modem standards up to a bit rate of 14.4 kbps.

•

Telephony Signaling Processing.   Various telephony signaling standards and protocols are employed to route calls over the traditional telephone network, some of which are using “in-band” methods, which means that the signaling tones are sent on the telephone line just like the voice signal. As a result, in-band signaling tones may have to undergo the compression process just like the voice signal. Most low bit-rate voice coders, however, are optimized for speech signals and exhibit poor tone transfer performance. To overcome this, our processors are equipped with tone detection and tone generation algorithms. To provide seamless transparency between the traditional telephone network and packet networks for signaling, we employ various digital signal processing techniques for efficient tone processing.

Voice Communications Software

To transmit the compressed voice and fax over packet networks, voice packetization processes are required to construct and deconstruct each packet of data for transmission. The processing involves breaking up information into packets and adding address and control fields information according to the specifications of the appropriate packet network protocol. In addition, our software provides the interface with the signal processors and addresses packet delay and packet loss issues.

Hardware Architectures for High Density Multi-Trunk Voice over Packet Systems

Our voice over packet product offerings include high density, multi-trunk voice over packet systems for standards-based open telecommunications platforms in access equipment. Multi-trunk processing is centered around a design encompassing two key processing elements, signal processors performing voice, fax and data processing and a communications processor. Overall system performance, reliability, capacity, size, cost and power consumption are optimized, based on our hardware architecture, which supports high throughput rates for multi-trunk processing. On-board efficient network and system interfaces relieve the system controller from extensive real time data transfer and processing of data streams.

Carrier Grade System Expertise

To provide state of the art carrier grade media gateways, we have developed a wide expertise in a number of fields essential to such a product line. We have developed or integrated the various components required to implement a full digital media gateway solution that behaves as a unified entity to the external world. This required a major investment in adapting standard cPCI platforms to our needs. Such adaptation included optimizing power supply and cooling requirements, adding centralized shelf controllers, fabric switches and alarm cards to the chassis. Another aspect of the expertise developed to undertake this task is related to High Availability software and hardware design. High Availability is a required feature in any carrier grade media gateway platform. We have also developed a sophisticated EMS (Element Management System) to complete our offering. This EMS enables the user to provision and monitor a number of media gateways from a centralized location.

Sales and Marketing

Our sales and marketing strategy is to achieve design wins with industry leaders in our targeted markets. We specifically target OEMs, System Integrators and Value Added Resellers. Prospective customers generally must make a significant commitment of resources to test and evaluate our products and to integrate them into larger systems. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new communications equipment. For these reasons, the sales cycles of our products to new customers are often lengthy, averaging approximately nine to twelve months after achieving a design win. This time may be further extended because of internal testing, field trials and requests for the addition or customization of features.

We also provide our customers with reference platform designs, which enable them to achieve easier and faster transitions from the initial prototype designs we use in the test trials through final production releases. We believe this significantly enhances our customers’ confidence that our products will meet their market requirements and product introduction schedules.

We market our products in the United States, Israel and China primarily through a direct sales force. Marketing managers are dedicated to principal customers to promote close cooperation and communication. Additionally, we market our products in Canada, Europe and Asia through sales representatives. We select these independent entities based on their ability to provide effective field sales, marketing communications and technical support to our customers. We have generally entered into a combination of exclusive and non-exclusive sales representation agreements with these representatives in each of the major countries in which we do business, other than the U.S. and Israel. These agreements are typically for renewable 12-month terms, are terminable at will by us upon - 90 days notice, and do not commit the sales representative to any minimum sales of our products to third parties. Some of our representatives have the ability to return some of the products they have previously purchased and purchase more up to date models.

Our primary customer base consists of established and emerging communications companies. These include Alcatel S.A., Oki, Interactive Intelligence and Siemens.

Historically, we have relied on sales to a few large customers. In 2002, we did not have a customer that accounted for more than 10% of our revenues.

Manufacturing

 Texas Instruments Incorporated and DSP Group, Inc. supply all of the signal processor chips used for our signal processors. The communications processor currently used on our communications boards is manufactured by Motorola. Similar communications processors are available from other suppliers. Other components are generic in nature and can be obtained from multiple suppliers. Our manufacturing activities consist primarily of the production of prototypes, test engineering, materials purchasing and inspection, final product configuration and quality control and assurance.

To date, we have been able to obtain sufficient amounts of these components to meet our needs and do not foresee any supply difficulty in obtaining timely delivery of any parts or components. However, an interruption in supply from any of these sources, especially with regard to signal processors from Texas Instruments Incorporated, or an unexpected termination of the manufacture of certain electronic components could disrupt production, thereby adversely affecting our results. We generally maintain an inventory of critical components used in the manufacture and assembly of our products.

We utilize contract manufacturing for substantially all of our manufacturing processes. Until the third quarter of 2002, all of our boards, modules and analog media gateways were assembled by third-party subcontractors in Israel. Since the third quarter of 2002, we have extended our manufacturing capabilities through third party subcontractors in the United States and in China.

Competition

Our industry is characterized by intense competition and by a trend towards consolidation. In 1999, three significant acquisitions were completed: Broadcom Corporation’s acquisition of HotHaus Technologies Inc., Intel Corporation’s acquisition of Dialogic Corporation and Texas Instruments’ acquisition of Telogy Networks, Inc. In 2000, additional consolidation occurred with Broadcom acquiring Silicon Spice, Inc., DSP Group, Inc. acquiring a majority stake in VoicePump, Inc. and NMS Communications acquiring InnoMediaLogic, Inc. (IML). Further consolidation occurred in 2001, with DSP Group acquiring the balance of VoicePump’s shares, Motorola Computer Group acquiring Blue Wave Systems Inc., Intel acquiring VxTel, Inc. and NMS Communications acquiring Mobilee, Inc. and Lucent’s voice enhancement and echo cancellation business. Increased consolidation could mean lower prices for our products, reduced demand for our products and a corresponding reduction in our ability to recover development, engineering and manufacturing costs. In addition, we cannot be certain that some of our customers will not internally develop products that we currently sell to them.

Our principal competitors in the sale of signal processing chips and/or solutions for low density media gateway products (2 to 8 ports) include Telogy Networks, a division of Texas Instruments, VoicePump, a subsidiary of DSP Group, and Broadcom. We expect that large manufacturers of generic signal processors, like  Siemens, Motorola, and Agere Systems (formerly the microelectronics division of Lucent Technologies) may begin marketing competing processors.

Additionally, large semiconductor companies including Texas Instruments, Intel, Broadcom, and Conexant have entered this market through acquisitions. Centillium Communications, Broadcom, Intel, Mindspeed Technologies and Texas Instruments are manufacturers of high density Voice over Packet processors that compete with our high density Voice over Packet TrunkPack® Module products and chips. Other vendors of module products that compete with our high density module products include Mapletree Networks and Spectrum Signal Processing Inc.

Our principal competitors in the communications board market include NMS Communications, Dialogic Corporation (an Intel company), Blue Wave Systems (a Motorola Computer Group company), Brooktrout, Inc. and Acculab.

Our principal competitors in the area of analog media gateways (2 to 8 ports) for access and enterprise applications include Mediatrix Telecom, Inc., Vega Stream Limited, Innovaphone AG, Quintum Technologies, Tainet Communication System Corp., Anatel Corporation and D-Link Systems, Inc.

Our principal competitors in the area of digital media gateways include Cisco Systems, ECI Telecom (NGTS), Nuera, Santera, General Bandwidth, Quintum, Vega Stream Limited, Convergent, Telica and Commatch. In general, our Network Equipment Provider customers and prospects conduct buy versus build analysis when considering our Media Gateway offerings. As a result, we also face indirect competition from the research and development teams of our potential customers or current customers that could decide to develop their own technological solutions. For example, a customer could buy chips from us or a competitor of ours and develop its own board level or system level solution as part of a total gateway product or larger product offering. This type of “in house” competition could increase as our product offerings expand from chips to board level and subsystem products. In addition, within these organizations there is a tendency to continue to support their own research and development efforts so as to protect jobs and the business.

As a result of the ongoing consolidation in our industry, several of our competitors have greater financial, personnel and other resources offer a broader range of products and services than we do and may be able to respond more quickly to new or emerging technologies or changes in customer requirements, benefit from greater purchasing economies, offer more aggressive pricing or devote greater resources to the promotion of their products. In addition, there can be no assurance that one or more of our competitors will not develop superior products or that such products will not achieve greater market acceptance than our products.

We believe that our success will depend primarily on our ability to provide technologically advanced and cost-effective voice and fax over packet product solutions. Additionally, we must provide our customers with a fast time to market and responsive customer support. However, we cannot be sure that the products and services we offer will compete effectively with those of our competitors. Furthermore, should competition intensify, we may have to reduce the prices of our products. If we are unable to compete successfully against our competitors, our business, financial condition and results of operations would be materially adversely affected.

Intellectual Property and Proprietary Rights

Our success is largely dependent upon proprietary technology. We rely primarily on a combination of patent, copyright and trade secret laws, as well as confidentiality procedures and contractual provisions, to protect our proprietary rights. We also rely on trademark protection concerning various names and marks that serve to identify it and our products.

We own U.S. patents that relate to our voice compression technology. We also actively pursue foreign patent protection in selected other countries of interest to us. In addition to patent protection, we seek to protect our proprietary rights through copyright protection and through restrictions on access to our trade secrets and other proprietary information contained in confidentiality agreements with our customers, suppliers, employees and consultants. While our ability to compete may be affected by our ability to protect our intellectual property, we believe that, because of the rapid pace of technological change in our industry, maintaining our technological leadership and our comprehensive familiarity with all aspects of the technology contained in our signal processors and communication boards is also of great importance.

There are a number of companies besides us who hold patents for various aspects of the technology incorporated in the ITU’s standards or other industry standards (either other industry bodies or proprietary standards that are accepted by the industry) or proprietary standards; for example, in the fields of wireless and cable. While we have obtained cross-licenses from some of the holders of these other patents, we have not obtained a license from all of the holders. The holders of these other patents from whom we have not obtained licenses may take the position that we are required to obtain a license from them. Companies that have submitted their technology to the ITU (and generally other industry standards making bodies) for adoption as an industry standard are required by the ITU to undertake to agree to provide licenses to that technology on reasonable terms. Accordingly, we believe that even if we were required to negotiate a license for the use of such technology, we could be able to do so at an acceptable price.

Under a pooling agreement dated March 3, 1995, as amended, between AudioCodes and DSP Group, Inc., on the one hand, and France Télécom, Université de Sherbrooke and their agent, Sipro Lab Telecom, on the other hand, AudioCodes and DSP Group, Inc. granted to France Télécom and Université de Sherbrooke the right to use certain specified AudioCodes patents, and any other AudioCodes and DSP Group, Inc. intellectual property rights incorporated in the ITU G.723.1 standard. Likewise France Télécom and Université de Sherbrooke granted AudioCodes and DSP Group, Inc. the right to use certain of their patents and any other intellectual property rights incorporated in the G.723.1 standard. In each case, the rights granted are to design, make and use products developed or manufactured for joint contribution to the G.723.1 standard without any payment by any party to the other parties.

In addition, each of the parties to the agreement granted to the other parties the right to license to third parties the patents of any party included in the intellectual property required to meet the G.723.1 standard, in accordance with each licensing party’s standard patent licensing agreement. The agreement provides for the fee structure for licensing to third parties. The agreement provides that certain technical information be shared among the parties, and each of the groups agreed not to assert any patent rights against the other with respect of the authorized use of voice compression products based upon the technical information transferred. Licensing by any of the parties of the parties’ intellectual property incorporated in the G.723.1 standard to third parties is subject to royalties that are specified under the agreement.

Each of the parties is free to develop and sell products embodying the intellectual property incorporated into the G.723.1 standard without payment of royalties to other parties, so long as the G.723.1 standard is implemented as is, without modification. The agreement expires upon the later of March 3, 2005 or the last expiration date of any of the AudioCodes, DSP Group, Inc., France Télécom or Université de Sherbrooke patents incorporated in the G.723.1 standard. The parties to the agreement are not the only claimants to technology underlying the G.723.1 standard.

We are aware of parties who may be infringing our technology that is part of the G.723.1 standard. We evaluate these matters on a case by case basis, directly or through our licensing partner. Although we have not yet determined whether to pursue legal action, we may do so in the future. There can be no assurance that these measures will be successful.

Third parties have, and from time to time may, claim that our current or future products infringe their intellectual property rights. Intellectual property litigation is complex and there can be no assurance of the outcome of any litigation. Any future intellectual property litigation, regardless of outcome, could result in substantial expense to us and significant diversion of the efforts of our technical and management personnel. Litigation could also disrupt or otherwise severely impact our relationships with current and potential customers. An adverse determination in any proceeding could subject us to significant liabilities to third parties, require disputed rights to be licensed from such parties, assuming licenses to such rights could be obtained, or require us to cease using such technology and expend significant resources to develop non-infringing technology. We may not be able to obtain a license at an acceptable price.

In February 2001, we entered into a patent license agreement with a third party. Under the agreement, we agreed to pay the third party quarterly royalty fees until 2008, based on 0.9% to 0.79% of our revenues.

Legal Proceedings

We are not a party to any material legal proceedings.

C.

ORGANIZATIONAL STRUCTURE

List of Significant Subsidiaries

AudioCodes Inc., our wholly-owned subsidiary, is a Delaware corporation.

D.

PROPERTY, PLANTS AND EQUIPMENT

We lease our main corporate office facilities, located in Yehud, Israel, which currently occupy approximately 29,300 square feet. We have also leased additional space of approximately 34,500 square feet in Lod, Israel designed to house our research and development teams. In December 2002, we entered into an agreement to lease approximately 86,000 square feet in a new building with a view to moving our corporate offices and research and development operations into one premises. We expect that this property will be made available to us in the third quarter of 2003.

Our U.S. subsidiary leases a 8,945 square foot facility in San Jose, California. Our subsidiary has additional offices in Chicago, Boston and Dallas. We also have a leased representative office in Beijing, China.

We believe that these properties are adequate to meet our current needs. We may need to increase the size of our current facilities, seek new facilities, close certain facilities or sublease portions of our existing facilities in order to address our needs in the future.

Rent expense was $1,000,000 in 2000, $1,652,000 in 2001 and $1,713,000 in 2002. We project that our rent expense for 2003 will be approximately $2,500,000.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Statements in this Annual Report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under the United States Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under “Risk Factors” in this Annual Report as well as those discussed elsewhere in this Annual Report and in our other filings with the Securities and Exchange Commission.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, or GAAP. These accounting principles require management to make certain estimates, judgments and assumptions based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented.

On an on-going basis, management evaluates its estimates and judgments, including those related to arrangements with product returns, bad debts and technology licensing fee provisions. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result. Our management has reviewed these critical accounting policies and related disclosures with our Audit Committee. See Note 2 to the Consolidated Financial Statements, which contain additional information regarding our accounting policies and other disclosures required by GAAP.

Management believes the significant accounting policies that affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and are the most critical to aid in fully understanding and evaluating AudioCodes’ reported financial results include the following:

•

Revenue recognition and allowance for sales returns;

•

Allowance for doubtful accounts; and

•

Cash equivalents and short-term bank deposits.

Revenue Recognition and Allowance for Sales Returns

We generate our revenues from the sale of products, technology development contracts and licensing. We sell our products through a direct sales force and sales representatives. Our products are generally a bundled hardware and software solution that is delivered together to original equipment manufacturers (OEMs) of a variety of telecommunications and networking products who are considered end users.

Revenues from products are recognized in accordance with Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements”, or SAB No. 101, when the following criteria are met: persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable and collectability is probable. We have no obligation to customers after the date on which products are delivered, other than pursuant to warranty obligations and any applicable right of return.

We maintain a provision for product returns in accordance with Statement of Financial Accounting Standards No. 48 “Revenue Recognition When Right of Return Exists”, or SFAS No. 48. The provision was deducted from revenues, and amounted to $357,000 in 2001 and $272,000 in 2002.

Revenues from technology development contracts are recognized upon completion of milestones as set forth in a specific contract. Royalties earned from technology licensing are recognized as payments become due from customers, provided that all other revenue recognition criteria have been met. We receive quarterly reports that indicate the amount of revenues earned in the period.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts. Management exercises its judgment as to our ability to collect outstanding receivables. Provisions are made based upon a specific review of all significant outstanding invoices. For those invoices not specifically reviewed, provisions are made based upon the age of the receivable. In determining the provision, we analyze our historical collection experience and current economic trends. If the historical data used to calculate the allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected.

We also record a provision for estimated sales returns in the same period as the related revenues are recorded. This estimate is based on historical sales returns, analysis of credit memo data and other known factors.

Cash Equivalents and Short-term Bank Deposits

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less. Short-term bank deposits have maturities of more than three months and less than one year. Deposits are presented at their cost, including accrued interest. The short-term bank deposits are in U.S. dollars and bear an average annual interest of 1.6%.

A.

OPERATING RESULTS

You should read this discussion with the consolidated financial statements and other financial information included in this Annual Report.

On October 6, 2000, we effected a two-for-one stock split in the form of a stock dividend. All share and per share data for periods prior to or including that date have been retroactively adjusted to reflect this stock split.

Overview

We design, develop and market enabling technologies and products for the transmission of high quality voice, data and fax over packet networks. Newly developed equipment based on advanced voice communications standards enables packet networks to carry voice and data more efficiently and at a lower cost than traditional telephone networks by using substantially less network capacity. Our line of products is designed to enable our customers to build packet voice networking equipment that provides comparable communication quality to that of traditional telephone networks. Our communication boards are the building blocks for connecting traditional telephone networks with packet voice networks and provide high performance and large capacity on open telecommunications platform-based gateways.

In addition, we license our technology to a broad group of companies that manufacture equipment making use of voice compression technology in a variety of markets. Our headquarters are in Yehud, Israel and we have 5 additional offices worldwide: in San Jose, Boston, Chicago, Dallas, and Beijing.

In 2000, one customer accounted for 28.6% of our total revenues and our top five customers accounted for 48.4% of our total revenues. In 2001, one customer accounted for 31.7% of our total revenues and our top five customers accounted for 54.0% of our total revenues. In 2002, one customer accounted for 8.9% of our total revenues and our top five customers accounted for 30.2% of our total revenues. Based on our experience, we expect that the our largest customers may change from period to period. If we lose a large customer and fail to add new customers to replace lost revenue our operating results may be materially adversely affected.

Revenues based on the location of our customers for the last three fiscal years are as follows:

	2000	2001	2002
United States	62.1%	55.5%	40.0%
Israel	14.1	16.4	11.9
Europe	12.6	9.9	10.7
Far East	10.8	17.9	37.4
Others	0.4	0.3	0.0
Total	100.0%	100.0%	100.0%

We believe that prospective customers generally are required to make a significant commitment of resources to test and evaluate our products and to integrate them into their larger systems. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new communications equipment. For these reasons, the sales cycles of our products to new customers are often lengthy, averaging approximately six to twelve months.

The currency of the primary economic environment in which our operations are conducted is the U.S. dollar, and as such, we use the dollar as our functional currency. Transactions and balances originally denominated in dollars are presented at their original amounts. All transaction gains and losses from the remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations as financial income or expenses, as appropriate.

Results of Operations

The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2000	2001	2002
Statement of Operations Data:

Revenues	100.0	100.0	100.0
Cost of revenues	39.0	61.4	47.8
Gross profit	61.0	38.6	52.2
Operating expense:
Research and development	14.7	38.6	47.9
Sales and marketing	15.6	38.8	52.6
General and administrative	4.1	14.1	12.3
Total operating expenses	34.4	91.5	112.8
Operating income (loss)	26.5	(52.9)	(60.6)
Other expenses	-	2.1	-
Financial income, net	11.2	17.9	9.6
Income (loss) before income taxes	37.8	(37.1)	(51.0)
Income taxes	0.6	-	-
Net income (loss)	37.2%	(37.1)%	(51.0)%

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenues.   Total revenues decreased 23.9% to $27.2 million in 2002 from $35.7 million in 2001. This decrease was attributable to the continued slowdown in the global economy, and reduction in demand experienced by manufacturers and vendors of telecommunications products due to the reduction in spending for telecommunications products and technology.

Gross Profit.   Cost of revenues includes the manufacturing cost of the hardware, quality assurance, any overhead related to manufacturing activity and technology licensing fees payable to third parties. Gross profit increased 2.8% to $14.2 million in 2002 from $13.8 million in 2001. Gross margin increased to 52.2% in 2002 from 38.6% in 2001. This increase was primarily due to the inventory write-offs and write-down of approximately $6.2 million that are included in the cost of revenues for 2001 compared to $1.7 million in 2002.

Research and Development Expenses.   Research and development expenses consist primarily of compensation and related costs of employees engaged in ongoing research and development activities, development-related raw materials and the cost of subcontractors. Research and development expenses decreased 5.7% to $13.0 million in 2002, from $13.8 million in 2001 and increased as a percentage of total revenues to 47.9% in 2002 from 38.6% in 2001. The $785,000 decrease in research and development expenses in 2002 was primarily due to the implementation of a wage reduction that we implemented for all employees. We expect to continue investing significant resources in research and development programs for new products and enhancements of existing products. We expect that research and development expenses in future periods will increase in absolute dollar terms.

Sales and Marketing Expenses.   Sales and marketing expenses consist primarily of compensation for sales and marketing personnel, as well as exhibition, travel and related expenses. Sales and marketing expenses increased 3.1% in 2002 to $14.3 million from $13.9 million in 2001. As a percentage of total revenues, sales and marketing expenses increased to 52.6% in 2002 from 38.8% in 2001. The $436,000 increase in sales and marketing expenses was primarily due to the increase in sales and marketing personnel and associated expenses. We expect that sales and marketing expenses in future periods will continue to increase in absolute dollar terms, including as a result of increasing our sales force.

General and Administrative Expenses.   General and administrative expenses consist primarily of compensation for finance, human resources, general management, rent, networks and information systems and bad debt reserve, as well as insurance and professional services expenses. General and administrative expenses decreased 33.5% to $3.4 million in 2002 from $5.0 million in 2001. As a percentage of total revenues, general and administrative expenses decreased to 12.3% in 2002 from 14.1% in 2001. The $1.6 million decrease in general and administrative expenses was primarily due to a decrease of $899,000 in bad debt expenses in 2002 and the implementation by us of a wage reduction for all employees.. We expect that general and administrative expenses in future periods will increase in absolute dollar terms.

Other expenses.   Other expenses in 2001 consisted of a write-down of $750,000 due to lower market valuation of a minority equity investment. There were no other expenses in 2002.

Financial Income, Net.   Financial income consists primarily of interest derived on cash and cash equivalents and short-term investments, net of bank charges. Financial income in 2002 was $2.6 million compared with financial income of $6.4 million in 2001. The $3.8 million decrease in financial income was primarily due to lower interest rates on cash, cash equivalents, and short-term investments and, to a lesser extent, a reduction in cash reserves.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenues.   Total revenues decreased 50.2% to $35.7 million in 2001 from $71.8 million in 2000. This decrease was attributable to the slowdown in the global economy, and reduction in demand experienced by manufacturers and vendors of telecommunications products due to the reduction in spending for telecommunications products and technology.

Gross Profit.   Cost of revenues includes the manufacturing cost of the hardware, quality assurance, any overhead related to manufacturing activity and technology licensing fees payable to third parties. Gross profit decreased 68.5% to $13.8 million in 2001 from $43.8 million in 2000. Gross margin decreased to 38.6% in 2001 from 61.0% in 2000. This decrease was primarily due to the decrease in revenues and inventory write-offs and write-down of approximately $6.2 million that are included in the cost of revenues for 2001.

Research and Development Expenses.   Research and development expenses consist primarily of compensation and related costs of employees engaged in ongoing research and development activities, development-related raw materials and the cost of subcontractors. Research and development expenses increased 30.4% to $13.8 million in 2001, from $10.6 million in 2000 and increased as a percentage of total revenues to 38.6% in 2001 from 14.7% in 2000. The $3.2 million increase in research and development expenses in 2001 was primarily due to the hiring of additional research and development personnel for the further development of our signal processors, TrunkPack® communications boards, media gateway modules, analog media gateways for access and enterprise applications product lines and other technologies such as IPmedia™ products and wireless VoIP network solutions.

Sales and Marketing Expenses.   Sales and marketing expenses consist primarily of compensation for sales and marketing personnel, as well as exhibition, travel and related expenses. Sales and marketing expenses increased 23.6% in 2001 to $13.9 million from $11.2 million in 2000. As a percentage of total revenues, sales and marketing expenses increased to 38.8% in 2001 from 15.6% in 2000. The $2.7 million increase in sales and marketing expenses was primarily due to the increase in sales and marketing personnel and associated expenses.

General and Administrative Expenses.   General and administrative expenses consist primarily of compensation for finance, human resources, general management, rent, networks and information systems and bad debt reserve, as well as insurance and professional services expenses. General and administrative expenses increased 72.9% to $5.0 million in 2001 from $2.9 million in 2000. As a percentage of total revenues, general and administrative expenses increased to 14.1% in 2001 from 4.1% in 2000. The $2.1 million increase in general and administrative expenses was primarily due to increases of $899,000 in the bad debt reserve, $450,000 for general and administrative personnel and $350,000 for professional fees.

Other expenses. Other expenses in 2001 consist of a write-down of $750,000 due to lower market valuation of a minority equity investment.

Financial Income, Net.   Financial income consists primarily of interest derived on cash and cash equivalents and short-term investments, net of bank charges. Financial income in 2001 was $6.4 million compared with financial income of $8.1 million in 2000. The $1.7 million decrease in financial income was primarily due to lower interest rates on cash, cash equivalents, short-term investments and a reduction in cash reserves.

Impact of Inflation, Devaluation and Fluctuation of Currencies on Results of Operations, Liabilities and Assets

Since the majority of our revenues are paid in or linked to the dollar, we believe that inflation and fluctuations in the New Israeli Shekel/dollar exchange rate have no material effect on our revenues. However, a portion of the cost of our Israeli operations, mainly personnel and facility-related, is incurred in New Israeli Shekel. Inflation in Israel and dollar exchange rate fluctuations, however, has some influence on our expenses and, as a result, on our net income. Our New Israeli Shekel costs, as expressed in dollars, are influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the New Israeli Shekel in relation to the dollar.

In 2002 and for a number of years prior to 1999 the rate of devaluation of the New Israeli Shekel against the dollar exceeded the rate of inflation. We cannot be certain that this trend will continue, that the recent devaluations will not be followed by an increased rate of inflation or that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of the New Israeli Shekel against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel.

Effective Corporate Tax Rate

Our production facilities have been granted “Approved Enterprise” status under the Law for Encouragement of Capital Investments, 1959, and consequently are eligible for certain tax benefits for the first several years in which they generate taxable income. The income derived from our facilities, which were granted “Approved Enterprise” status is exempt from income tax in Israel for two or four years commencing in the year in which the specific “Approved Enterprise” first generates taxable income. Following such two or four year period, the “Approved Enterprises” are subject to corporate tax at a reduced rate of 20% for the following six or eight years.

In the event that we operate under more than one approval or that our capital investments are only partly approved, our effective tax rate will be a weighted combination of the various applicable tax rates. See note 9 of the consolidated financial statements.

On January 1, 2003, a comprehensive tax reform took effect in Israel. The implications of the tax reform on AudioCodes are not yet clear.

B.

LIQUIDITY AND CAPITAL RESOURCES

Since our inception, we have financed our operations through a combination of sales of equity securities and cash generated by operations. As of December 31, 2002, we had $47.8 million in cash and cash equivalents and $63.1 million in short term deposits.

Our operating activities used cash in the amount of $11.7 million in 2002, primarily due to our net operating loss and a decrease in other accounts payables, which were partially offset by depreciation expenses and a decrease in inventories.

Our operating activities used cash in the amount of $5.2 million in 2001, primarily due to our net operating loss and a decrease in trade and other payables, which were partially offset by a decrease in trade receivables and inventories. In 2000, our operating activities provided cash of $27.3 million, primarily as a result of our net income and an increase in payables, offset in part by an increase in receivables and inventories.

In 2002, our investing activities provided cash in the amount of $13.3 million primarily due to proceeds from short-term deposits. In 2001, our investing activities provided cash in the amount of $51.3 million primarily due to proceeds from short-term Bank deposits. In 2000, our investing activities used cash in the amount of $80.7 million primarily due to investments in short-term bank deposits. Our capital expenditures were $2.1 million in 2002, $3.2 million in 2001and $3.0 million in 2000. The majority of our capital investment has been for testing equipment, an enterprise resources planning system, computers, peripheral equipment, software, office furniture and leasehold improvements. We used working capital to finance these expenditures.

In 2002, financing activities used $4.7 million to repurchase our ordinary shares, partially offset by $757,000 from the proceeds of the sale of stock under our Employee Stock Purchase Plan and the exercise of options. In 2001, financing activities used $6.4 million to repurchase our ordinary shares, partially offset by $846,000 from the proceeds of stock options exercised. In 2000, financing activities provided $2.5 million from the net proceeds of stock options exercised. We anticipate that our operating expenses will be a material use of our cash resources for the foreseeable future. We believe that our current working capital is sufficient to meet our present requirements. If we do not have available sufficient cash to finance our operations, we may be required to obtain additional debt or equity financing. We cannot be certain that we will be able to obtain, if required, additional financing on acceptable terms or at all.

Repurchase of Shares

In January 2001, our board of directors authorized us to repurchase up to 2,000,000 of our ordinary shares, and in April 2002, our board authorized the repurchase of an additional 2,000,000 of our ordinary shares, all subject to the discretion of our management. In 2001, we purchased 1,774,800 of our ordinary shares for an aggregate purchase price of approximately $6,401,000. In 2002, we purchased 2,079,139 of our ordinary shares for an aggregate purchase price of approximately $4,703,486.

In December 2002, our board of directors authorized us to repurchase additional ordinary shares up to an aggregate purchase price of $10,000,000. Under Israeli law, because we no longer have retained earnings to cover such additional repurchases, the approval of the District Court in Tel Aviv was required for additional repurchases of our shares. In March 2003, the District Court in Tel Aviv granted us such approval. This approval is merely permissive. Repurchases under such approval will occur only if our board of directors adopts a specific repurchase program as and when it deems appropriate. We expect that repurchases, if any, would be funded from working capital.

C.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and Development

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines and to develop new ones. We are developing more advanced communications boards and analog and digital media gateways for carrier and enterprise applications. Our platforms will feature increased trunk capacity , new functionalities, enhanced signaling software and compliance with new control protocols. As of December 31, 2002, 137 of our employees were engaged primarily in research and development on a full-time basis. We also employed 22 persons on a part-time basis.

Our research and development expenses were $13.0 million in 2002 compared to $13.8 million in 2001 and $10.6 million in 2000. From time to time we have received royalty-bearing grants from the Office of the Chief Scientist and the Israel-U.S. Binational Research and Development Foundation. The amounts of these grants have not been material. As a recipient of grants from the Office of the Chief Scientist, we are obligated to perform all manufacturing activities for projects subject to the grants in Israel unless we receive an exemption. Know-how from the research and development which is used to produce products may not be transferred to third parties without the approval of the Office of the Chief Scientist. Such approval is not required for the export of any products resulting from such research or development. We have no current obligations to pay royalties to the Office of the Chief Scientist.

D.

TREND INFORMATION

In 2000, basic electronic components were in short supply. This led to long lead times and no reduction in component costs. In addition, we increased our product offerings. We also increased inventory levels in anticipation of future demand and component shortages. At the end of 2000, we began to feel the impact of a slowdown in the telecommunications industry, which has affected demand in 2001.

The effect in 2001 was a lower volume of sales and operating losses. At this time, it is unclear when this slowdown will end or if it has reached its peak. The effect of a prolonged slowdown may result in lower gross margins as our products may be subject to price pressures due to reduced demand, write downs and write offs.

In 2002, we experienced pressure to shorten our lead times in supplying products to customers. We are increasing our sales efforts in new markets, such as Latin America and Eastern Europe. We have introduced system level products, and new applications in our product lines. We are suffering from low visibility into customer demand for our products and our ability to predict the level of sales.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information with respect to our directors, senior executive officers and key employees at March 15, 2003:

Name	Age	Position
Shabtai Adlersberg	50	Chairman of the Board, President and Chief Executive Officer
Mike Lilo	43	Chief Operating Officer and Chief Financial Officer
Eyal Frishberg	44	Vice President, Operations
Dr. Yoram Stettiner	45	Vice President, Advanced Technologies and Technology Group
Eli Nir	36	Vice President, Research and Development
Lior Aldema	37	Vice President, Marketing and Product Management
David Sullivan	46	Vice President, U.S. Sales
Ben Rabinowitz	36	Vice President, Systems Group
Leon Bialik	44	Director
Dana Gross	35	Director
Dr. Eyal Kishon	43	Director
Doron Nevo	47	Director

Shabtai Adlersberg co-founded AudioCodes in 1993, and has served as our Chairman of the Board and Chief Executive Officer since inception. Mr. Adlersberg co-founded DSP Group, Inc., a semiconductor company, in 1987. From 1987 to 1990, Mr. Adlersberg served as the Vice President of Engineering of DSP Group, and from 1990 to 1992, he served as Vice President of Advanced Technology. As vice president of engineering, Mr. Adlersberg established a research and development team for digital cellular communication which was spun-off in 1992 as DSP Communications. Mr. Adlersberg holds a M.Sc. degree in Electronics and Computer Engineering from Tel Aviv University and a B.Sc. degree in Electrical Engineering from the Technion-Israel Institute of Technology, or the Technion.

Mike Lilo has served as our Chief Operating Officer since May 2002 and has also served as our Chief Financial Officer since October 1998. From 1996 to 1998, Mr. Lilo served as Chief Financial Officer of Comfy Interactive Ltd., a multimedia company traded on the Tel Aviv Stock Exchange. Mr. Lilo worked from 1985 until 1996 for Scitex Corporation Ltd., a digital imaging solutions company, in various financial positions, including as manager of Scitex Israel’s Economic Department. Mr. Lilo received a B.A. in Economics and Business Administration and an M.B.A from Bar-Ilan University.

Eyal Frishberg has served as our Vice President, Operations since October 2000. From 1997 to 2000 Mr. Frishberg served as Associate Vice President, SDH Operations in ECI Telecom, a major telecommunication company. From 1987 to 1997 Mr. Frishberg worked in various operational positions in ECI Telecom including as manager of ECI production facility and production control. Mr. Frishberg worked from 1994 until 1997 for ELTA company, part of IAI (Israeli Aviation Industries) in the planning and control department. Mr. Frishberg holds a B.Sc. in Industrial Engineering from Tel-Aviv University and a M.B.A from Ben-Gurion University.

Dr. Yoram Stettiner has served as our Vice President, Advanced Technologies since 2000. From 1997 to 2000, Dr. Stettiner served as Vice President, Business Development. From 1996 to 1997, Dr. Stettiner served as Director, Advanced Technologies. From 1995 to 1996, Dr. Stettiner led a Research and Development team at Libit Signal Processing Ltd., a communications company (now the Cable division of Texas Instruments), as Director, Wireless Communications. From 1992 to 1995, Dr. Stettiner founded and headed the Signal Processing and Algorithms department at Nexus Telocation Systems Ltd., a communications company. From 1987 to 1990, Dr. Stettiner developed various speech processing algorithms at DSP Group, Inc. Dr. Stettiner holds a D.Sc. degree from the Technion, an M.Sc. from Tel-Aviv University (both in the area of speech processing), and a B.Sc. from the Technion.

Eli Nir has served as our Vice President, Research and Development since April 2001. He has been employed by us since 1996, when he founded and headed our System Software Group in our research and development department. Prior to 1996, Mr. Nir served as an officer in the Technical Unit of the Intelligence Corps of the Israeli Defense Forces (Major), heading both operational units and large development groups mostly related to digital processing. Mr. Nir holds a M.B.A. (Finance) and M.Sc. from Tel-Aviv University in the area of Digital Speech Processing and a B.Sc. from the Technion.

Lior Aldema has served as our Vice President, Product Management since January 2002. From February 2003 he is also serving as Vice President Marketing. He has been employed by us since 1998, when he was team leader and later headed our System Software Group in our research and development department. Prior to 1996, Mr. Aldema served as an officer in the Technical Unit of the Intelligence Corps of the Israeli Defense Forces (Major), heading both operational units and large development groups related to various technologies and headed one of the largest projects conducted in the IDF and executed by the Israeli Defense industry corporations. Mr. Aldema holds a M.B.A. (Finance and Marketing) with distinction from Tel-Aviv University and a B.Sc. with from the Technion (Dean’s list).

Ben Rabinowitz joined AudioCodes in December, 1999 and is currently our Vice President of the Systems Group. From 1998 to 1999, Mr. Rabinowitz served as Director for Product Marketing at Westell Inc., a broadband access company. From 1997 to 1998, Mr. Rabinowitz served as Senior Director within the strategy practice of TSC, a technology consulting firm. Mr. Rabinowitz also served as a Senior Consultant at Ernst & Young from 1994 to 1997 and provided consulting services to telecommunications companies. Mr. Rabinowitz holds an M.B.A. from Georgetown University.

David Sullivan joined AudioCodes in April 1998 and is currently our Vice President of Sales and Support for North America. From 1995 to 1998, Mr. Sullivan held a variety of sales, marketing and management positions at BBN Planet Corporation (Verizon) and WorldCom. From 1990 to 1995, he served as Director of Sales for Sync Research, a communications company. From 1982 to 1990, Mr. Sullivan was a branch manager for AT&T Computer systems. Mr. Sullivan earned a B.A. in Business Administration from Eastern Washington University.

Leon Bialik co-founded AudioCodes in 1993, has served as a director since our inception in 1993 and served as our Vice President and Chief Technology Officer from inception until April 2001. From 1987 to 1992, Mr. Bialik served as Director of Speech Compression technology for DSP Group. Mr. Bialik has conducted research and development in the areas of speech compression for voice mail systems at Efrat Future Technologies, a communication technology company and in projects at Sesame, a speech recognition company. Mr. Bialik is the key author of the ITU standard G.723.1 and the developer of the MP-MLQ and NetCoder speech compression technologies. Mr. Bialik holds a B.Sc. degree in Electrical Engineering from the Technion.

Dana Gross has served as one of our directors since June 2000. Ms. Gross has served as Chief Marketing Officer of M-Systems Ltd. since April 2000, and as a director of M-Systems since September 2000. Prior to that, Ms. Gross served as Executive Vice President of the DiskOnChip business unit of M-Systems from 2000 and as Vice President of Worldwide Sales of M-Systems from 1998 until April 2000. Ms. Gross joined M-Systems in July 1992 as Vice President of Operations and became Chief Financial Officer in 1994, President of M-Systems Inc. in 1995 and Executive Vice President of Business Development in 1997. Ms. Gross received a B.Sc. in Industrial Management Engineering (with honors) from Tel-Aviv University in 1992 and an M.B.A. degree from San Jose State University in 1997.

Dr. Eyal Kishon has served as one of our directors since 1997. Since 1996, Dr. Kishon has been Managing Partner of Genesis Partners, an Israel based Venture capital fund. From 1993 to 1996, Dr. Kishon served as Associate Director of Dovrat-Shrem/Yozma-Polaris Fund Limited Partnership. From 1991 to 1992, Dr. Kishon was a Research Fellow in the Multimedia Department of IBM Science & Technology. From 1989 to 1991, Dr. Kishon worked in the Robotics Research Department of AT&T Bell Laboratories. Dr. Kishon received a B.A. in Computer Science from the Technion and an M.Sc. and Ph.D. in Computer Science from New York University.

Doron Nevo has served as one of our directors since 2000. From 1996 to 1999, Mr. Nevo served as President and CEO of NKO, Inc. Mr. Nevo established NKO in early 1995 as a startup subsidiary of Clalcom, Ltd. NKO designed and developed a full scale carrier grade IP Telephony system platform and established its own IP network. From 1992 to 1996 Mr. Nevo was President and CEO of Clalcom Ltd. Mr. Nevo established Clalcom in 1992 as a fax service provider in Israel. Mr. Nevo is President and CEO of KiloLambda Technologies, Ltd. an optical subsystems company. He also serves on the board of a number of companies such as: Elcom Technologies (manufacturer of Satcom and Digital Radio synthesizers), Notox, Ltd. (a biotech company) and Cellaris, Ltd. (a new materials company). Mr. Nevo received a B.Sc. in Electrical Engineering from the Technion and an M.Sc. in Telecommunications Management from Brooklyn Polytechnic.

During 2002, none of the directors were elected as a result of the voting agreement among our principal shareholders.

B.

COMPENSATION

The aggregate direct remuneration paid to all 12 persons who served in the capacity of director or senior executive officer during the year ended December 31, 2002 was approximately $959,531, including $64,815 which was set aside for pension and retirement benefits. This does not include amounts expended by us for automobiles made available to our officers, expenses (including business, travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

Stock options to purchase our ordinary shares granted to persons who served in the capacity of director or executive officer under our 1997 and 1999 Stock Option Plans are generally exercisable at the fair market value at the date of grant, and expire ten years (under the 1997 Plan) and seven years (under the 1999 Plan), respectively, from the date of grant. The options are generally exercisable in four or five equal annual payments, commencing one year from the date of grant.

A summary of our stock option activity and related information for the years ended December 31, 2000, 2001 and 2002 for all 12 persons who served in the capacity of director or senior executive officer during the year ended December 31, 2002 is as follows:

	2000		2001		2002
		Weighted		Weighted		Weighted
	Number	Average	Number	Average	Number	Average
	Of Options	Exercise Price	of Options	Exercise Price	of Options	Exercise Price

Outstanding at the beginning of the year	1,426,820	$ 2.13	1,351,520	$ 7.39	1,068,186	$ 7.39
Granted	310,500	$ 24.77	251,666	$ 4.85	685,677	$ 3.30
Cancelled	-	-	(100,000)	$ 29.16	-	-
Exercised	(385,800)	$ 1.93	(435,0009)	$ 0.92	(73,000)	$ 086

Outstanding at the end of the year	1,351,520	$ 7.39	1,068,186	$ 7.39	1,680,863	$ 6.00

As of December 31, 2002, options to purchase 739,403 ordinary shares were exercisable at an average exercise price of $7.08 per share.

C.

BOARD PRACTICES

Independent Directors; Internal Auditor

Under the Israeli Companies Law, Israeli companies that have offered securities to the public in or outside of Israel are required to appoint at least two “outside” directors. Doron Nevo and Dr. Eyal Kishon are our outside directors. Under the requirements for listing on the Nasdaq National Market, we are currently required to have at least two independent directors, as defined by Nasdaq rules, on our board of directors. Doron Nevo and Dr. Eyal Kishon are also independent directors for purposes of the Nasdaq rules.

To qualify as an outside director, an individual or his affiliates may not have, and may not have had at any time during the previous two years, any affiliations with the company or its affiliates, as such terms are defined in the Companies Law. In addition, no individual may serve as an outside director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an outside director or are likely to interfere with his or her ability to serve as a director. For a period of two years from termination from office, a former outside director may not serve as a director or employee of the company or provide professional services to the company for consideration.

The outside directors must be elected by the shareholders, including at least one-third of the shares of non-controlling shareholders voted on the matter. However, the outside directors can be elected by shareholders without this one-third approval if the total shares of non-controlling shareholders voted against the election do not represent more than one percent of the voting rights in the company. The term of an outside director is three years and may be extended for an additional three years. An outside director can be removed from office only under very limited circumstances. Each committee of a company’s board of directors is required to include at least one outside director. If, at the time outside directors are elected, all current members of the board of directors are of the same gender, then at least one outside director must be of the other gender.

Under the Companies Law and the requirements for listing on the Nasdaq National Market, our board of directors is required to appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the outside directors. The audit committee currently consists of two members: Dr. Eyal Kishon and Doron Nevo. A third member is expected to be appointed soon. The audit committee may not include the chairman of the board, a controlling shareholder and the members of his immediate family or any director who is employed by the company or provides services to the company on a regular basis. Under Israeli law, the role of the audit committee is to examine flaws in our business management, in consultation with the internal auditor and the independent accountants, and to propose remedial measures to the board. The audit committee also reviews for approval transactions between the company and office holders or interested parties, as described below.

Under the Companies Law, our board of directors is also required to appoint an internal auditor proposed by the audit committee. The internal auditor may be our employee, but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of our independent accounting firm. The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure. We have appointed Eitan Hashachar CPA as our internal auditor with effect from January 2001.

Our board of directors appointed Dr. Eyal Kishon to serve on the compensation committee of the board of directors. The vacancy created by the resignation of a director in January 2002 has not yet been filled.

Pursuant to our articles of association, our directors were classified into three classes (classes I, II and III). The members of each class of directors and the expiration of the term of office is as follows:

Shabtai Adlersberg

Class III

2003

Leon Bialik

Class III

2003

Dana Gross

Class I

2004

Currently, there are no Class II directors.

Our outside directors under the Companies Law, Doron Nevo and Dr. Eyal Kishon, are not members of any class and serve in accordance with the provisions of the Companies Law.

D.

EMPLOYEES

As of December 31, 2002, we employed a total of 278 persons worldwide, including 137 in research and development, 84 in sales and marketing, technical service and support, 18 in management and administration and 39 in operations. 32 of our employees are based in the United States, primarily in San Jose, California, one in Japan and 8 in Beijing, China. In addition, as of December 31, 2002, we employed an additional 22 part-time employees. The growth in the number of employees during 2002 was attributable mainly to growth in our research and development teams, sales and sales support personnel. As of December 31, 2001, we employed a total of 251 persons worldwide, including 119 in research and development, 76 in sales and marketing, technical service and support, 20 in management and administration and 36 in operations. 31 of our employees are based in the United States, primarily in San Jose, California, one in Japan and 8 in Beijing, China. In addition, as of December 31, 2001, we employed an additional 30 part-time employees. The growth in the number of employees during 2001 was attributable mainly to growth in our research and development teams, sales and sales support personnel together with related increases in management and administration personnel.

As of December 31, 2000, we employed a total of 189 persons worldwide, including 89 in research and development, 58 in sales and marketing, technical service and support, 15 in management and administration and 27 in operations. 25 of our employees are based in the United States, primarily in San Jose, California, and 7 in Beijing, China. In addition, as of December 31, 2000, we employed an additional 20 part-time employees. The rapid growth in the number of employees during 2000 was attributable mainly to growth in our research and development teams, the creation of the IPmedia and Access and Switching business centers, sales and sales support personnel together with related increases in management and administration personnel.

Israeli labor laws and regulations are applicable to our employees in Israel. These laws principally concern matters such as paid annual vacation, paid sick days, length of the workday, pay for overtime, insurance for work-related accidents, severance pay and other conditions of employment. Israeli law generally requires severance pay, which may be funded by Manager’s Insurance, described below, upon the retirement or death of an employee or termination of employment without cause (as defined under Israeli law). Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute. Since January 1, 1995, such amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 14.5% of wages, of which the employee contributes approximately 66% and the employer contributes approximately 34%.

Although not legally required, we regularly contribute to a “Manager’s Insurance” fund or to a privately managed pension fund on behalf of our employees located in Israel. These funds provide employees with a lump sum payment upon retirement (or a pension, in case of a pension fund) and severance pay, if legally entitled thereto, upon termination of employment. We provide for payments to a Manager’s Insurance Fund and pension fund contributions in the amount of 13.3% of an employee’s salary on account of severance pay and provident payment or pension, with the employee contributing 5.0% of his salary. We also pay an additional 2.5% of certain of our employees’ salaries in connection with disability payments. In addition, we administer an Education Fund for our Israeli employees and pay 7.5% of these employees’ salaries thereto, with the employees contributing 2.5% of their salary.

Furthermore, our employees are subject to certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists Associations) by order of the Israeli Ministry of Labor and Welfare. These provisions principally concern cost of living increases, recreation pay and other conditions of employment. We generally provide our employees with benefits and working conditions above the required minimums. Our employees, as a group, are not currently represented by a labor union. To date, we have not experienced any work stoppages.

E.

SHARE OWNERSHIP

The following table sets forth the share ownership of our directors and officers as of March 1, 2003:

Name	Total Shares Beneficially Owned	Percentage of Ordinary Shares	Number of Options
Shabtai Adlersberg	4,745,207	12.7	358,718
Mike Lilo	*		*
Eyal Frishberg	*		*
Dr. Yoram Stettiner	*		*
Eli Nir	*		*
Ben Rabinowitz	*		*
David Sullivan	*		*
Lior Aldema	*		*
Leon Bialik	4,559,722	12.2	252,000
Dana Gross	*		*
Dr. Eyal Kishon	401,522**		*
Doron Nevo	*		*

__________

*

Less than one percent.

**

These shares are owned by Genesis Partners and Genesis Partners (Cayman). Mr. Kishon is a Managing Partner of Genesis.

The officers and directors have the same voting rights as the other shareholders.

The following table sets forth information with respect to the options to purchase our ordinary shares held by of Mr. Adlersberg and Mr. Bialik as of March 1, 2003:

Shabtai Adlersberg

Number of Options	Grant Date	Exercise Price	Exercised	Cancelled	Vesting	Expiration Date
96,000	July 1, 1996	$0.61	(96,000)	-	4 years	July 1, 2006
96,000	July 1, 1998	$1.10	(72,000)	-	4 years	July 1, 2005
100,000	May 23, 2000	$29.16	-	-	4 years	May 23, 2007
225,000	December 19, 2001	$4.18	-	-	4 years	December 19, 2008
9,718	August 9, 2002	$2.04	-	-	2 years	August 9, 2012

Leon Bialik

Number of Options	Grant Date	Exercise Price	Exercised	Cancelled	Vesting	Expiration Date
96,000	July 1, 1996	$0.61	-	-	4 years	July 1, 2006
96,000	July 1, 1998	$1.10	-	-	4 years	July 1, 2005
100,000	May 23, 2000	$29.16	-	(50,000)	4 years	May 23, 2007
10,000	August 9, 2002	$2.04	-	-	5 years	August 9, 2012

Employee Share Plans

We have an Employee Share Purchase Plan and Employee Share Option Plans for the granting of options to our employees, officers, directors and consultants and adopted the 2001 U.S. Employee Stock Purchase Plans during 2001. Most of these plans are pursuant to the Israeli Income Tax Ordinance, entitling the beneficiaries who are our employees to tax benefits under Israeli law. To satisfy the requirements imposed by the tax authorities for such plans, a beneficiary cannot sell shares received pursuant to grant under the plans for at least two years from the date of grant. In addition, the options and shares are issued in the name of a trustee, who holds them for at least two years and votes any shares held in trust in accordance with the provisions of the Employee Share Purchase Plan and Employee Share Option Plans. There are similar plans for our U.S. employees, which are designed to comply with the corresponding provisions of the Internal Revenue Code of 1986, as amended.

Employee Share Purchase Plan

Our board adopted the Employee Share Purchase Plan in 1994 and issued 1,920,000 ordinary shares to a trustee. Of these shares, none remain subject to restrictions. An additional 153,600 shares were originally authorized and issued under the plan to employees, officers, directors and consultants. These shares were converted to unrestricted ordinary shares and were sold by the employees. All of the shares issued under this plan were issued at a nominal value of New Israeli Shekels 0.01 per share. Shares purchased pursuant to this plan are subject to incremental vesting over 18 months.

We have implemented two new Employee Share Purchase Plans effective May 2001. One plan is for our U.S. employees and the other for all our Israeli and other employees. The U.S. plan received shareholder approval at our 2001 annual general meeting of shareholders.

Employee Share Option Plans

In 1999, our board restated three 1997 Employee Share Option Plans for our Israeli employees, officers, directors and consultants and two 1997 Share Option Plans for our U.S. employees, officers, directors and consultants. Additionally, in 1999 our board adopted an Employee Share Option Plan for our Israeli employees, officers, directors and consultants, and an Employee Share Option Plan for our U.S. employees, officers, directors and consultants. The terms of the 1999 Plans are substantially the same as those of the 1997 Plans, but have reduced the exercise period from 10 to 7 years. The board has the ability to grant options with longer or shorter terms. The terms of the 1999 Plans have been modified slightly since they were adopted and in 2003, the Israeli Plan was changed to allow for changes in Israeli tax law in 2003.

As of December 31, 2002, options to purchase a total of 5,992,986 shares are outstanding under the 1997 and 1999 Israeli Plans and options to purchase a total of 1,253,102 shares are outstanding under the 1997 U.S. Plan. In addition, a reserve of 1,213,778 shares has been made available for grant under the 1999 Israeli Plan and a reserve of 668,318 shares has been made available for grant under the 1999 U.S. Plan. However, subject to our board deciding otherwise, each year on July 1, starting with July 1999, the number of shares that will be made available for grant under both of the 1999 Plans, will be automatically increased to that number of shares that is equal to 5% of our outstanding share capital on such a date.

The holders of options under all of the plans are responsible for all personal tax consequences relating to the options. The exercise prices of the options are based on the fair value of the ordinary shares at the time of grant as determined by our board of directors. The board considers many factors in establishing such prices, including our financial condition and operating results, investors’ valuations and the market for the securities of comparable industry group companies.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

To our knowledge, (A) we are not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government and (B) there are no arrangements, the operation of which may at a subsequent date result in a change in control of AudioCodes. The following table sets forth, as of December 31, 2002, the number of our ordinary shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding ordinary shares, and (ii) all of our directors and senior executive officers as a group.

Identity of Person or Group	Amount Owned	Percent of Class
Shabtai Adlersberg(1)	4,869,668	13.0%
Leon Bialik(2)	4,801,722	12.8%
DSP Group, Inc.(3)	4,450,672	11.9%
FMR Corp.(4)	3,795,500	10.2%
All directors and senior executive officers as a group (12 persons)(5)	10,713,711	28.7%

__________

(1)

Includes options to purchase 130,250 shares.

(2)

Includes options to purchase 242,000 shares.

(3)

The address of DSP Group, Inc. is 3120 Scott Boulevard, Santa Clara, California 95054.

(4)

Information is derived from the joint statement on Schedule 13G, dated February 14, 2003, of FMR Corp., Edward C. Johnson 3d, Abigail P. Johnson, Fidelity Management & Research Company and Fidelity Low Priced Stock Fund, filed with the Securities and Exchange Commission. The address of FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109.

(5)

Includes 739,403 ordinary shares, which may be purchased pursuant to options exercisable within sixty days following December 31, 2002.

During 2002, Mr. Adlersberg acquired 10,265 of our ordinary shares and Mr. Bialik did not sell or acquire any of our ordinary shares. During 2001, Mr. Adlersberg acquired 169,431 of our ordinary shares and Mr. Bialik did not sell or acquire any of our ordinary shares. During 2000, Messrs. Adlersberg and Bialik each sold 980,000 of our ordinary shares, and their respective percentages of ownership of our ordinary shares decreased to 11.41% on December 31, 2000 from 14.42% on December 31, 1999. During 1999, Messrs. Adlersberg and Bialik each sold 777,078 of our ordinary shares, and their respective percentages of ownership of our ordinary shares decreased to 14.42% on December 31, 1999 from 24.6% on December 31, 1998.

During 2002 and 2001, DSP Group, Inc. did not sell or acquire any of our ordinary shares. During 2000, DSP Group, Inc. acquired 300,000 and sold 1,700,000 of our ordinary shares, and its percentage of ownership of our outstanding ordinary shares decreased to 11.12% on December 31, 2000 from 15.23% on December 31, 1999. During 1999, DSP Group, Inc. sold 2,634,768 of our ordinary shares and acquired 978,240 of our ordinary shares, and its percentage of ownership of our outstanding ordinary shares decreased to 15.23% on December 31, 1999 from 29.2% on December 31, 1998.

As of March 1, 2003, there were approximately 100 holders of record of our ordinary shares in the United States, although we believe that the number of beneficial owners of the ordinary shares is significantly greater. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

The major shareholders have the same voting rights as the other shareholders.

B.

RELATED PARTY TRANSACTIONS

DSP Group, Inc. held 11.9% of our ordinary shares as of December 31, 2002. In 2002, we received revenues from DSP Group for technology development and other services of approximately $209,000, and purchased approximately $19,000 in raw materials from DSP Group. At December 31, 2002, we had no accounts receivable from DSP Group.

Supply Arrangements with DSP Group, Inc.

DSP Group, Inc. supplied us with DSP chips that we use for some of our signal processor products. In 2002, we spent approximately $19,000 purchasing chips from DSP Group, as compared to 2001, when we purchased approximately $646,000 of chips. We believe that these transactions have been conducted on an arms length basis and that we purchase the chips at their fair market value.

Development Agreement with DSP Group Ltd.

In October 1999, we entered into a development agreement with DSP Group Ltd., a company affiliated with DSP Group Inc., one of our principal shareholders, and a third party. The agreement provides that  DSP Group Ltd. will pay royalties for every chip actually sold by DSP Group Ltd. to third parties. As of December 31, 2002, we had not received any royalties.

We will own the very low delay voice compression code, and we have agreed to grant the two companies a non-exclusive license to the very low delay voice compression coder for use in their products in exchange for royalties. Since 2000, we have not received any royalties from these two companies.

Pooling Agreement with DSP Group, Inc.

We and DSP Group, Inc. entered into a pooling agreement with France Télécom, Université de Sherbrooke and their agent, Sipro Lab Telecom, dated March 3, 1995, as amended. Under the pooling agreement we and DSP Group, Inc. granted to France Télécom and Université de Sherbrooke the right to use certain specified AudioCodes patents, and any other AudioCodes and DSP Group, Inc. intellectual property rights incorporated in the ITU G.723.1 standard. Likewise France Télécom and Université de Sherbrooke granted us and DSP Group, Inc. the right to use certain of their patents and any other intellectual property rights incorporated in the G.723.1 standard. In addition, each of the parties to the agreement granted to the other parties the right to license to third parties the patents of any party included in the intellectual property required to meet the G.723.1 standard, in accordance with each licensing party’s standard patent licensing agreement. The agreement provides for the fee structure for licensing to third parties (see “Item 4. Information on the Company—B. Business Overview—Intellectual Property and Proprietary Rights”).

Registration Rights

We have entered into agreements with our principal shareholders, entitling them to registration rights. These shareholders will each have the right, exercisable at any time within five years commencing February 2000, to demand two registrations of their shares under the Securities Act. In addition, these shareholders are entitled to three incidental registrations and to have their shares included in certain other registration statements that we may file.

In July 2000, DSP Group exercised its right to demand registration of its shares and we filed a Registration Statement on Form F-3 for 4,150,672 ordinary shares. As of March 31, 2003, this registration statement remains in effect.

In 2002, we accepted delivery of technology and software under a development agreement with a third party, under which that third party developed extensions to our digital media gateway products. See “Item 4. Information on the Company—B. Business Overview—Products—Digital Media Gateways with various capacities for wireless (Stretto™), wireline (Mediant™) and cable(Mediant™ Cable).” We are entitled to pay the success fee under that agreement by issuance of our ordinary shares, in cash or combination thereof. We have agreed that if we pay any portion of the success fee in our ordinary shares, we will file a registration statement with the Securities and Exchange Commission as soon as practicable after the issuance of ordinary shares in payment of the success fee, and will use our reasonable best efforts to cause the registration statement to be declared effective within 90 days after the payment date.

C.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

See Item 18.

ITEM 9.

THE OFFER AND LISTING

A.

OFFER AND LISTING DETAILS

Our ordinary shares are listed on the Nasdaq National Market and The Tel Aviv Stock Exchange under the symbol “AUDC.”

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by the Nasdaq National Market. Our shares commenced trading on the Nasdaq National Market on May 28, 1999. All per share prices for periods prior to or including October 6, 2000 have been retroactively adjusted to reflect the two-for-one stock split effected on that date.

-#-

Calendar Year	Price Per Share
	High	Low
2002	$5.810	$1.700
2001	$25.750	$1.600
2000	$76.000	$9.250
1999 (commencing May 28, 1999)	$48.063	$7.438
Calendar Period	Price Per Share
	High	Low
2003
First quarter (through March 31, 2003)	$2.690	$2.200
2002
First quarter	$5.810	$3.340
Second quarter	$3.850	$2.350
Third quarter	$2.460	$1.700
Fourth quarter	$2.580	$1.700
2001
First quarter	$25.750	$7.313
Second quarter	$11.200	$5.500
Third quarter	$7.390	$1.600
Fourth quarter	$5.970	$1.930
Calendar Month	Price Per Share
	High	Low
2003
February	$2.380	$2.200
January	$2.690	$2.280
2002
December	$2.580	$2.050
November	$2.260	$1.860
October	$1.910	$1.700
September	$2.130	$1.720

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by the Tel Aviv Stock Exchange. Our shares commenced trading on the Tel Aviv Stock Exchange on October 21, 2001. All share prices shown in the following table are in New Israeli Shekels (NIS). As of December 31, 2002, the exchange rate was equal to approximately 4.737 NIS per U.S. $1.00.

-#-

Calendar Year	Price Per Share
	High	Low
2002	NIS 26.56	NIS 8.11
2001 (commencing October 21, 2001)	NIS 26.90	NIS 10.25
Calendar Period	Price Per Share
	High	Low
2003
First quarter (through March 31, 2003)	NIS 12.40	NIS 10.42
2002
First quarter	NIS 26.56	NIS 16.00
Second quarter	NIS 18.24	NIS 12.11
Third quarter	NIS 11.60	NIS 8.23
Fourth quarter	NIS 11.60	NIS 8.11
2001
Fourth quarter (commencing October 21, 2001)	NIS 26.90	NIS 10.25
Calendar Month	Price Per Share
	High	Low
2003
February	NIS 11.64	NIS 10.42
January	NIS 12.40	NIS 11.10
2002
December	NIS 11.60	NIS 9.39
November	NIS 10.65	NIS 8.76
October	NIS 8.95	NIS 8.11
September	NIS 9.99	NIS 8.53

B.

PLAN OF DISTRIBUTION

Not applicable.

C.

MARKETS

Our ordinary shares are listed for trading on the Nasdaq National Market under the symbol “AUDC”. Our ordinary shares are also listed for trading on The Tel-Aviv Stock Exchange under the symbol “AUDC”. In addition, we are aware of our ordinary shares being traded on the following markets: Frankfurt Stock Exchange, Hamburg Stock Exchange, Berlin Stock Exchange and XETRA.

D.

SELLING SHAREHOLDERS

Not applicable.

E.

DILUTION

Not applicable.

F.

EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.

ADDITIONAL INFORMATION

A.

SHARE CAPITAL

Not applicable.

B.

MEMORANDUM AND ARTICLES OF ASSOCIATION

Objects and Purposes

Our registration number with the Israeli Registrar of Companies is 520044132. Our objects and purposes, set forth in Section 2 of our memorandum of association, are:

•

to plan, develop and market voice signal systems;

•

to purchase, import, market and wholesale and retail distribute, in Israel and abroad, consumption goods and accompanying products;

•

to serve as representatives of bodies, entrepreneurs and companies from Israel and abroad with respect to their activities in Israel and abroad; and

•

to carry out any activity as determined by the lawful management.

Borrowing Powers

The board of directors has the power to cause us to borrow money and to secure the payment of borrowed money. The board of directors specifically has the power to issue bonds or debentures, and to impose mortgages or other security interests on all or any part of our property.

Amendment of Articles of Association

Shareholders may amend our articles of association by a resolution adopted at a shareholders meeting by the holders of 75% of voting power represented at the meeting in person or by proxy and voting thereon.

Dividends

We may pay dividends only out of profits. The amount of any dividend is to be distributed among shareholders based on the nominal value of their shares. As a result of the implementation of our share repurchase program in 2001 and 2002, as of December 31, 2002, we had no distributable profits.

Voting Rights and Powers

Unless any shares have special rights as to voting, every shareholder has one vote for each share held of record. A shareholder is not entitled to vote at any shareholders meeting unless all calls then payable by him in respect of his shares have been paid (this does not apply to separate meetings of the holders of a particular class of shares with respect to the modification or abrogation of its rights).

We may issue preferred shares from time to time, in one or more series. The board of directors can, without the need for shareholder action, fix the terms and preferences of each series of shares, including the dividend rate, the redemption price, the voting rights, our right or obligation to redeem the shares, and the terms upon which the shares are convertible into or exchangeable for shares of any other class or classes.

In connection with our listing on The Tel-Aviv Stock Exchange in 2001, we agreed that for such time as our ordinary shares are traded on The Tel-Aviv Stock Exchange, we will not issue any of the 2,500,000 preferred shares, nominal value NIS 0.01, authorized in our articles of association. Notwithstanding the foregoing, we may issue preferred shares if the preference of those shares is limited to a preference in the distribution of dividends and these preferred shares have no voting rights.

Business Combinations

Our articles of association impose restrictions on our ability to engage in any merger, asset or share sale or other similar transaction with a shareholder holding 15% or more of our voting shares.

Winding Up

Upon our liquidation, our assets available for distribution to shareholders will be distributed to them in proportion to the nominal value of their shares.

Redeemable Shares

We may issue and redeem redeemable shares.

Modification of Rights

Subject to the provisions of our memorandum of association, and without prejudice to any special rights previously conferred upon the holders of our existing shares, we may, from time to time, by a resolution approved by the holders of 75% voting power represented at the meeting in person or by proxy and voting thereon, provide for shares with such preferred or deferred rights or rights of redemption, or other special rights and/or such restrictions, whether in regard to dividends, voting repayment of share capital or otherwise, as may be stipulated in such resolution.

If at any time our share capital is divided into different classes of shares, we may modify or abrogate the rights attached to any class, unless otherwise provided by the articles of association, by a resolution approved by the holders of 75% voting power represented at the meeting in person or by proxy and voting thereon, subject to the consent in writing of the holders of a majority of the issued shares of that class.

The provisions of our articles of association relating to general meetings also apply to any separate general meeting of the holders of the shares of a particular class; provided, however, that two or more members holding not less than 75% of the issued shares of that class must be present in person or by proxy at that separate general meeting for a quorum to exist.

Unless otherwise provided by our articles of association, the enlargement of an authorized class of shares, or the issuance of additional shares thereof out of the authorized and unissued share capital, shall not be deemed to modify or abrogate the rights attached to previously issued shares of that class or of any other class.

Shareholders Meetings

An annual meeting of shareholders is to be held once a year, within 15 months after the previous annual meeting. The annual meeting may be held in Israel or outside of Israel, as determined by the board of directors.

The board of directors may, whenever it thinks fit, convene a special shareholders meeting. The board must convene a special shareholders meeting at the request of:

•

at least two directors;

•

at least one-quarter of the directors in office; or

•

shareholders who hold at least 5% of the outstanding equity and at least 1% of the voting rights, or at least 5% of the outstanding voting rights.

A special shareholders meeting may be held in Israel or outside of Israel, as determined by the board of directors.

Notice of General Meetings; Omission to Give Notice

The provisions of the Companies Law and the related regulations override the provisions of the articles of association, and provide for notice of a meeting of shareholders to be sent to each registered shareholder at least 21 days in advance of the meeting.

Notice of a meeting of shareholders must specify the type of meeting, the place and time of the meeting, the agenda, a summary of the proposed resolutions, the majority required to adopt the proposed resolutions, and the record date for the meeting. The notice must also include the address and telephone number of our registered office, and a list of times at which the full text of the proposed resolutions may be examined at the registered office.

The accidental omission to give notice of a meeting to any shareholder, or the non-receipt of notice sent to such shareholder, does not invalidate the proceedings at the meeting.

Limitations on Foreign Shareholders to Hold or Exercise Voting Rights

There are no limitations on foreign shareholders in our articles of association. Israeli law restricts the ability of citizens of countries that are in a state of war with Israel to hold shares of Israeli companies.

Approval of Transactions Under Israeli Law

The Companies Law imposes fiduciary duties that “office holders,” including directors and executive officers, owe to their company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care generally requires an office holder to act with the level of care which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty generally requires an office holder to act in good faith and for the good of the company. Specifically, an office holder must avoid any conflict of interest between the office holder’s position in the company and his or her other positions or personal affairs. In addition, an office holder must avoid competing against the company or exploiting any business opportunity of the company for his or her own benefit or the benefit of others. An office holder must also disclose to the company any information or documents relating to the company’s affairs that the office holder has received due to his or her position in the company. The term “office holder” includes any person who, either formally or in substance, serves as a director, general manager or chief executive officer, or who reports directly to the general manager or chief executive officer. Each person listed in the table under “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” above is an “office holder” of AudioCodes.

Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the board of directors and, in certain cases, the prior approval of the audit committee. Arrangements as to compensation of directors also require audit committee and shareholder approval.

The Companies Law requires that an office holder promptly disclose any personal interest that he or she may have, and all related material information known to him or her, in connection with any existing or proposed transaction by the company. A personal interest of an office holder includes a personal interest of the office holder’s relative or a corporation in which the office holder or the office holder’s relative is a 5% or greater shareholder, director or general manager or has the right to appoint at least one director or the general manager. The office holder’s duty to disclose shall not apply in the event that the personal interest only results from a personal interest of the office holder’s relative in a transaction that is not an extraordinary transaction. An extraordinary transaction is a transaction not in the ordinary course of business, not on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities.

Under the Companies Law, once the office holder complies with the above disclosure requirement, the board of directors is authorized to approve the transaction, unless the articles of association provide otherwise. A transaction that is adverse to the company’s interest may not be approved. If the transaction is an extraordinary transaction, then it also must be approved by the company’s audit committee and board of directors, and, under certain circumstances, by the shareholders of the company. Generally, when an extraordinary transaction is considered by the audit committee and board of directors, the interested directors may not be present or vote.

Duties of Shareholders

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, generally require the approval of the audit committee, the board of directors and the shareholders. The shareholder approval must include at least one-third of the shares of non-interested shareholders voted on the matter. However, the transaction can be approved by shareholders without this one-third approval if the total shares of non-interested shareholders voted against the transaction do not represent more than one percent of the voting rights in the company.

In addition, under the Companies Law, each shareholder has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his or her power in the company, such as in shareholder votes. In addition, specified shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of the articles of association, has the power to appoint an office holder or any other power with respect to the company. However, the Companies Law does not define the substance of this duty of fairness.

Israeli law permits a company to insure an office holder in respect of liabilities incurred by him or her as a result of:

•

the breach of his or her duty of care to the company or to another person, or

•

as a result of the breach of his or her fiduciary duty to the company,

to the extent that he or she acted in good faith and had reasonable cause to believe that the act would not prejudice the company. A company can also insure an office holder against monetary liabilities as a result of an act or omission that he or she committed in connection with his or her serving as an office holder. Moreover, a company can indemnify an office holder for (a) monetary liability imposed upon him or her in favor of other persons pursuant to a court judgment, including a compromise judgment or an arbitrator’s decision approved by a court, and (b) reasonable litigation expenses, including attorneys’ fees, actually incurred by him or her or imposed upon him or her by a court, in an action, suit or proceeding brought against him or her by or on behalf of the company or other persons, or in connection with a criminal action in which an office holder was found innocent, or a criminal action which does not require criminal thought in which he or she was convicted, in each case in connection with his or her activities as an office holder. A company may also exculpate an office holder in advance, in whole or in part, from liability for damages sustained by a breach of duty of care to the company.

Our articles of association allow us to insure, indemnify and exculpate office holders to the fullest extent permitted by law, provided such insurance or indemnification is approved in accordance with law.

We have entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to certain limitations. This undertaking has been ratified by our audit committee, board of directors and shareholders.

We have acquired directors’ and officers’ liability insurance covering our officers and directors and the officers and directors of our subsidiaries against certain claims.

C.

MATERIAL CONTRACTS

None.

D.

EXCHANGE CONTROLS

Since January 1, 2003, all exchange control restrictions imposed by the State of Israel have been removed, although there are still reporting requirements for foreign currency transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time. Nonresidents of Israel who purchase our ordinary shares are able to receive any dividends thereon (and any amounts payable upon the dissolution, liquidation and winding up of our affairs) freely repatriable in non-Israeli currency, provided that Israeli income tax has been paid or withheld on such amounts (see “Item 10. Additional Information—E. Taxation—Taxation of Non-Resident Shareholders”).

Non-residents of Israel may freely hold and trade our ordinary shares, and the proceeds of sale thereof are not subject to Israeli currency control restrictions. Our memorandum of association and articles of association do not restrict in any way the ownership of ordinary shares by non-residents of Israel and neither our memorandum of association and articles of association nor Israeli law restricts the voting rights of non-residents, except with respect to citizens of countries that are in a state of war with Israel.

E.

TAXATION

The following is a summary of the material Israeli and United States tax consequences, Israeli foreign exchange regulations and certain Israeli government programs affecting us. To the extent that the discussion is based on new tax or other legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax or other authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice, is not exhaustive of all possible tax considerations and should not be relied upon for tax planning purposes.

Tax Reform in Israel

On January 1, 2003 a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of “controlled foreign corporation’’ was introduced according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax at the rate of 36% of their taxable income. However in our case, the rate is currently effectively reduced, as described below.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

Our facilities have been granted Approved Enterprise status pursuant to the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”), which provides certain tax and financial benefits to investment programs that have been granted such status.

The Investment Law provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be designated as an “approved enterprise.” Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific approved enterprise. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. Income derived from activity that is not integral to the activity of the enterprise should not be divided between the different enterprises and should not enjoy tax benefits.

Taxable income of a company derived from an approved enterprise is subject to corporate tax at 25%, rather than 36%, for the benefit period. This period is ordinarily seven years commencing with the year in which the approved enterprise first generates taxable income, and is limited to twelve years from completion of the investment under the approved plan or fourteen years from the date of approval, whichever is earlier. The Investment Law also provides that a company that has an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

A Foreign Investors Company (“FIC”), as defined in the Investment Law, may enjoy benefits for a period of up to ten years, or twelve years if it complies with certain export criteria stipulated in the Investment Law. A FIC is a company of which more than 25% of its shareholders are foreign residents.

A company owning an approved enterprise may elect to receive an alternative package of benefits. Under the alternative package, a company’s undistributed income derived from an approved enterprise will be exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the approved enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder of the benefits period.

We have been granted “approved enterprise” status by the Israeli government for our capital investment plans. The Approved Enterprise status allows for a tax holiday for a period of two years and a reduced corporate tax rate of 10%-25% for an additional five to eight years on the respective investment plans’ proportionate share of taxable income. Dividends from approved enterprises are taxable at the reduced rate of 15% if distributed during the tax exemption period or within 12 years thereafter (this time limit does not apply to an FIC). Tax must be withheld at source, regardless of whether the dividend is converted into foreign currency.

Subject to certain provisions concerning income under the alternative package of benefits, all dividends are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted combination of the various applicable tax rates. We are not obliged to distribute exempt retained profits under the alternative package of benefits, and may generally decide from which year’s profits to declare dividends. We currently intend to reinvest the amount of our tax-exempt income and not to distribute such income as a dividend.

The Investment Center of the Ministry of Industry and Commerce bases its decision as to whether or not to approve an application, on the criteria set forth in the Investment Law and regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Accordingly, there can be no assurance that any such application will be approved. In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval. In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, with the addition of interest and penalties.

Tax Benefits Under the Law for the Encouragement of Industry (Taxation), 1969

According to the Law for the Encouragement of Industry (Taxation), 1969, or the Industry Encouragement Law, an “Industrial Company” is a company resident in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency, exclusive of income from certain government loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity. We currently qualify as an “Industrial Company” within the definition of the Industry Encouragement Law. Under the Industry Encouragement Law, Industrial Companies are entitled to certain preferred corporate tax benefits such as:

•

deduction of public offering expenses;

•

deduction of purchases of know-how and patents utilized in the development or advancement of their enterprise, over an eight-year period for tax purposes; and

•

accelerated depreciation rates on equipment and buildings.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. No assurance can be given that we will continue to qualify as an “Industrial Company” or that the benefits described above will be available in the future.

Special Provisions Relating to Measurement of Taxable Income

Until December 31, 2002, we measured our taxable income in accordance with the Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the “Inflationary Adjustments Law,” which represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. The material aspects to us can be described as follows:

There is a special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into fixed, inflation resistant, assets and non-fixed (soft) assets. Where a company’s equity, as defined in law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed, up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis. If the depreciated cost of fixed assets exceeds a company’s equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.

Subject to certain limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the Israeli consumer price index (CPI).

Since January 1, 2003, we elected to measure our taxable income based on the changes in the exchange rate of the U.S. dollar, based on it being a “foreign investors” company.

Capital Gains Tax Applicable to Resident and Non-Resident Shareholders

Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli resident companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a treaty between Israel and the country of the non-resident provides otherwise. Regulations promulgated under the Israeli Income Tax Ordinance provided for an exemption from Israeli capital gains tax for gains accrued before January 1, 2003 and derived from the sale of shares of “industrial companies’’ that are traded on specified non-Israeli markets, including The Nasdaq National Market, provided that the sellers purchased their shares either in the company’s initial public offering or in public market transactions thereafter. This exemption does not apply to shareholders who are in the business of trading securities, or to shareholders that are Israeli resident companies subject to the Income Tax (Adjustments for Inflation) Law- 1985. We believe that we are currently an industrial company, as defined in the Encouragement of Industry (Taxes) Law – 1969. The status of a company as an industrial company may be reviewed by the tax authorities from time to time. There can be no assurance that the Israeli tax authorities will not deny our status as an industrial company, including with retroactive effect.

On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No.132), 5762-2002, known as the tax reform, came into effect thus imposing capital gains tax at a rate of 15% on gains derived on or after January 1, 2003 from the sale of shares in Israeli companies publicly traded on a recognized stock exchange outside of Israel. This tax rate does not apply to:(1) dealers in securities;(2) shareholders that report in accordance with the Income Tax Law (Inflationary Adjustment) - 1985; or (3) shareholders who acquired their shares prior to an initial public offering. The tax basis of shares acquired prior to January 1,2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. Non-Israeli residents shall be exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on a stock exchange recognized by the Israeli Ministry of Finance provided such shareholders did not acquire their shares prior to an initial public offering. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income. In any event, the provisions of the tax reform shall not affect the exemption from capital gains tax for gains accrued before January 1,2003, as described in the previous paragraph.

In addition, pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “United States- Israel Tax Treaty”), the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the United States-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the United States- Israel Tax Treaty  (a “Treaty United States Resident”) generally will not be subject to the Israeli capital gains tax unless such Treaty United States Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12- month period preceding such sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of ordinary shares by a Treaty United States Resident who holds, directly or indirectly, shares representing 10% or more of our voting power at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, such Treaty United States Resident would be permitted to claim a credit for such taxes against the United States federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in United States laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to United States state or local taxes.

Taxation of Non-Resident Shareholders

Non-residents of Israel are subject to Israeli income tax on income accrued or derived from sources in Israel, including passive income such as dividends, royalties and interest. On distributions of dividends, other than bonus shares and stock dividends, income tax at the rate of 25% (12.5% for dividends not generated by an approved enterprise if the non-resident is a United States corporation and holds 10% or more of our voting power throughout a certain period, and 15% for dividends generated by an approved enterprise) is withheld at the source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the United States- Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty United States Resident will be 25%, however, under the Investment Law, dividends generated by an approved enterprise are taxed at the rate of 15%.

Under a recent amendment to the Inflationary Adjustments Law, non-Israeli corporations might be subject to Israeli taxes on the sale of traded securities in an Israeli company, subject to the provisions of any applicable double taxation treaty.

Foreign Exchange Regulations

Dividends, if any, paid to the holders of the ordinary shares, and any amounts payable upon dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of the ordinary shares to an Israeli resident, may be paid in non-Israeli currency or, if paid in Israeli currency, may be converted into freely repatriable dollars at the rate of exchange prevailing at the time of conversion.

United States Federal Income Taxes

The following summary sets forth the material United States federal income tax consequences applicable to the following persons who purchase, hold or dispose of ordinary shares (“U.S. Shareholders”): (i) citizens or residents (as defined for United States federal income tax purposes) of the United States; (ii) corporations or other entities taxable as corporations created or organized in or under the laws of the United States or any state thereof; (iii) estates, the income of which is subject to United States federal income taxation regardless of its source; and (iv) trusts, if (a) a United States court is able to exercise primary supervision over its administration, and (b) one or more United States persons have the authority to control all its substantial decisions. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect as of the date of this Annual Report on Form 20-F. This discussion generally applies only to U.S. Shareholders that will hold the ordinary shares as capital assets and does not consider (a) all aspects of U.S. federal income taxation that may be relevant to particular U.S. Shareholders by reason of their particular circumstances (including potential application of the alternative minimum tax), (b) special treatment under the United States federal income tax laws applicable to such persons as financial institutions, insurance companies, broker-dealers, tax-exempt organizations and foreign individuals or entities, (c) the special rules applicable to U.S. Shareholders owning, directly or by attribution, 10% or more of our outstanding voting shares, (d) the special rules applicable to U.S. Shareholders who hold the ordinary shares as part of a hedging, straddle or conversion transaction, (e) the special rules applicable to U.S. Shareholders who acquire ordinary shares in a compensatory transaction, (f) the special rules applicable to U.S. Shareholders whose functional currency is not the dollar, and (g) any aspect of state, local or non-United States tax law. Accordingly, each investor should consult his or her own tax advisor as to the particular tax consequences to him or her of an investment in ordinary shares, including the effects of applicable state, local or foreign tax laws and possible changes in the tax laws.

Dividends Paid on Ordinary Shares

A U.S. Shareholder generally will be required to include in gross income as ordinary dividend income the amount of any distributions in respect of ordinary shares (including the amount of any Israeli taxes withheld therefrom) to the extent that such distributions are paid out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes. Distributions in excess of such earnings and profits will be treated first as a non-taxable return of capital reducing the U.S. Shareholder’s tax basis in his, her or its ordinary shares to the extent of the distributions, and then as capital gain from a deemed sale or exchange of such ordinary shares. Such dividends generally will not qualify for the dividends received deduction available to corporations. The amount of any cash distribution in respect of ordinary shares paid in NIS will equal the United States dollar value of the distribution, calculated by reference to the exchange rate in effect on the date of the distribution.

Subject to certain conditions and limitations, any Israeli tax withheld or paid with respect to dividends on the ordinary shares will be eligible for credit against a U.S. Shareholder’s United States federal income tax liability at such U.S. Shareholder’s election. The Code provides limitations on the amount of foreign tax credits that a U.S. Shareholder may claim, including extensive separate computation rules, under which foreign tax credits allowable with respect to specific categories of income cannot exceed the United States federal income taxes otherwise payable with respect to each such category of income. U.S. Shareholders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld or paid, but only for a year in which these U.S. Shareholders elect to do so for all foreign income taxes. Dividends with respect to the ordinary shares generally will be classified as foreign-source “passive income” for the purpose of computing a U.S. Shareholder’s foreign tax credit limitations for United States foreign tax credit purposes. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and if you would be entitled to this credit.

Disposition of Ordinary Shares

The sale or exchange of ordinary shares generally will result in the recognition of capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Shareholder’s tax basis in the ordinary shares. Such gain or loss generally will be long-term capital gain or loss if the U.S. Shareholder’s holding period of the ordinary shares exceeds one year at the time of the disposition. Gain or loss recognized by a U.S. Shareholder on a sale or exchange of ordinary shares generally will be treated as United States-source income or loss for United States foreign tax credit purposes. Under the tax treaty between the United States and Israel, gain derived from the sale, exchange or other disposition of ordinary shares by a holder who is a resident of the United States for purposes of the treaty and who sells the ordinary shares within Israel may be treated as foreign-source income for United States foreign tax credit purposes.

Passive Foreign Investment Company Status

Generally, a foreign corporation is treated as a passive foreign investment company (“PFIC”) for United States federal income tax purposes for any tax year if, in such tax year, either (i) 75% or more of its gross income is passive in nature (the “Income Test”), or (ii) the average percentage of its assets during such tax year which produce, or are held for the production of, passive income (determined by averaging the percentage of the fair market value of its total assets which are passive assets as of the end of each quarter of such year) is 50% or more (the “Asset Test”).

Because less than 75% of our gross income in 2002 and in prior years constituted passive income, as defined for purposes of the Income Test, we do not believe that application of the Income Test would have resulted in our classification as a PFIC for any of such years. In addition, we do not believe that application of the Asset Test would have resulted in our classification as a PFIC for any tax year prior to 2001. For 2001 and 2002, however, it is possible that we could be classified as a PFIC under the Asset Test principally because a significant portion of our assets continued to consist of the cash raised in connection with the two public offerings of our ordinary shares in 1999, coupled with the decline in the public market value of our ordinary shares during 2001 and 2002 and the timing of the required valuations, although there is no definitive method prescribed in the Code, United States Treasury Regulations or administrative or judicial interpretations thereof for determining the value of a foreign corporation’s assets for purposes of the Asset Test. While the legislative history of the United States Taxpayer Relief Act of 1997 indicates that “the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities”, there remains substantial uncertainty regarding the valuation of a publicly-traded foreign corporation’s assets for purposes of the Asset Test, and it is arguable that under alternative valuation methodologies, the value of our total assets as of the relevant valuation dates in 2001 and/or 2002 would not result in our classification as a PFIC during either or both of such years.

In view of the uncertainty regarding the valuation of our assets for purposes of the Asset Test and the complexity of the issues regarding our treatment as a PFIC for 2001, 2002 and, quite possibly, subsequent years, U.S. Shareholders are urged to consult their own tax advisors for guidance as to our status as a PFIC. For those U.S. Shareholders who determine that we were a PFIC for 2001, 2002 and/or any subsequent years and notify us in writing of their request for the information required in order to effectuate the QEF Election described below, we will promptly make such information available to them.

If we are treated as a PFIC for United States federal income tax purposes for any year during a U.S. Shareholder’s holding period of ordinary shares and the U.S. Shareholder does not make a QEF Election or a “mark-to-market” election (both as described below), any gain recognized by the U.S. Shareholder upon the sale of ordinary shares (or the receipt of certain distributions) would be treated as ordinary income. This income would be allocated over the U.S. Shareholder’s holding period with respect to his ordinary shares and an interest charge would be imposed on the amount of deferred tax on the income allocated to prior taxable years.

Although we generally will be treated as a PFIC as to any U.S. Shareholder if we are a PFIC for any year during the U.S. Shareholder’s holding period, if we cease to satisfy the requirements for PFIC classification, the U.S. Shareholder may avoid the consequences of PFIC classification for subsequent years if he elects to recognize gain based on the unrealized appreciation in the ordinary shares through the close of the tax year in which we cease to be a PFIC. Additionally, if we are treated as a PFIC, a U.S. Shareholder who acquires ordinary shares from a decedent would be denied the normally available step-up in tax basis for these ordinary shares to fair market value at the date of death and instead would have a tax basis equal to the decedent’s tax basis in these ordinary shares.

A U.S. Shareholder who beneficially owns shares of a PFIC must file Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with the United States Internal Revenue Service for each tax year in which he holds shares in a PFIC. This form describes any distributions received with respect to these shares and any gain realized upon the disposition of these shares.

For any tax year in which we are treated as a PFIC, a U.S. Shareholder may elect to treat his, her or its ordinary shares as an interest in a qualified electing fund (a “QEF Election”), in which case, the U.S. Shareholder would be required to include in income currently his, her or its proportionate share of our earnings and profits in years in which we are a PFIC regardless of whether distributions of our earnings and profits are actually distributed to the U.S. Shareholder. Any gain subsequently recognized upon the sale by the U.S. Shareholder of his ordinary shares, however, generally would be taxed as capital gain and the denial of the basis step-up at death described above would not apply.

As an alternative to a QEF Election, a U.S. Shareholder generally may elect to mark his ordinary shares to market annually, recognizing ordinary income or loss (subject to certain limitations) equal to the difference between the fair market value of his ordinary shares and the adjusted tax basis of his ordinary shares. Losses would be allowed only to the extent of net mark-to-market gain accrued under the election. If a mark-to-market election with respect to ordinary shares is in effect on the date of a U.S. Shareholder’s death, the normally available step-up in tax basis to fair market value will not be available. Rather, the tax basis of the ordinary shares in the hands of a U.S. Shareholder who acquired them from a decedent will be the lesser of the decedent’s tax basis or the fair market value of the ordinary shares.

The implementation of many aspects of the Code’s PFIC rules requires the issuance of regulations which in many instances have yet to be promulgated and which may have retroactive effect. We cannot be sure that any of these regulations will be promulgated or, if so, what form they will take or what effect they will have on the foregoing discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Shareholders should consult their own tax advisors regarding our status as a PFIC for 2001, 2002 and any subsequent years and the eligibility, manner and advisability of making a QEF Election or a mark-to-market election if we are treated as a PFIC.

For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares by United States residents, see “—Capital Gains Tax Applicable to Resident and Non-Resident Shareholders.”

F.

DIVIDENDS AND PAYING AGENTS

Not applicable.

G.

STATEMENT BY EXPERTS

Not applicable.

H.

DOCUMENTS ON DISPLAY

You may request a copy of our U.S. Securities and Exchange Commission filings, at no cost, by writing or calling us at AudioCodes Ltd., 4 Hahoresh Street, Yehud 56470, Israel, Attention: Itamar Rosen, General Counsel, telephone: 972-3-539-4000. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

A copy of each document (or a translation thereof to the extent not in English) concerning AudioCodes that is referred to in this Annual Report on Form 20-F, is available for public view at our principal executive offices at AudioCodes Ltd., 4 Hahoresh Street, Yehud 56470, Israel.

I.

SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

At December 31, 2001 and December 31, 2000, we did not own any market risk sensitive instruments. However, we may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if management determines that it is necessary to offset these risks. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Operations in Israel.”

To protect against the changes in value of forecasted foreign currency cash flows resulting from salary payments, we have instituted a foreign currency cash flow hedging program. We hedge portions of our forecasted expenses denominated in foreign currencies with forward contracts.

During 2002, we entered into forward contracts to hedge a portion of the anticipated NIS payroll payments for periods of one to six months. These forward contracts are designated as cash flows hedges, as defined by SFAS No. 133, as amended, and are all highly effective as hedges of these expenses when the salary is recorded. The effective portion of the hedged instruments is included in payroll expenses in the statement of operations.

During the year ended December 31, 2002, we recognized a net loss of $18,000 related to the forward contracts hedging salary payments.

At December 31, 2002, we expected to reclassify $72,000 of net profit on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

We received net proceeds of $44.0 million in connection with our initial public offering that closed in June 1999. During 2001, we used approximately $5,200,000 of these net proceeds for operating activities and approximately $6,401,000 to repurchase 1,774,800 of our ordinary shares. The remainder of these net proceeds are invested in short-term deposits.

During 2002, we used approximately $11,660,000 of these net proceeds for operating activities and approximately $4,704,000 to repurchase 2,079,139 of our ordinary shares. The remainder of these net proceeds are invested in short-term deposits.

ITEM 15.

CONTROLS AND PROCEDURES

Within 90 days prior to the date of this Annual Report, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was performed with the participation of our key corporate senior management and under the supervision of our Chairman of the Board, President and Chief Executive Officer, Shabtai Adlersberg, and our Chief Operating Officer and Chief Financial Officer, Mike Lilo. Our management, including Messrs. Adlersberg and Lilo, concluded that our disclosure controls and procedures were effective in alerting them to material information, on a timely basis, required to be included in our periodic filings with the U.S. Securities and Exchange Commission. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation.

ITEM 16.

[Reserved]

PART III

ITEM 17.

FINANCIAL STATEMENTS

Not applicable.

ITEM 18.

FINANCIAL STATEMENTS

The following consolidated financial statements and related auditors’ reports are filed as part of this Annual Report.

ITEM 19.

EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit
3.1	Memorandum of Association of Registrant.*†
3.2	Articles of Association of Registrant, as amended.**
10.1	AudioCodes Ltd. 1997 Key Employee Option Plan (C).*
10.2	AudioCodes Ltd. 1997 Key Employee Option Plan, Qualified Stock Option Plan—U.S. Employees (D).*
10.3	Founder’s Agreement between Shabtai Adlersberg and Leon Bialik, dated January 1, 1993.*†
10.4	Share Purchase Agreement by and among AudioCodes Ltd., The Israel Private Equity Fund L.P., DS Polaris Ltd., Chase Capital Partners L.P. and Additional Investors, dated as of June 22, 1997.*
10.5	Investment Agreement between AudioCodes Ltd. and DSP Semiconductor, Inc., dated April 5, 1993.*
10.6	Investment Agreement between AudioCodes Ltd. and DSP Group, Inc., dated June 16, 1994.*
10.7	License Agreement between AudioCodes Ltd. and DSP Group, Inc., dated as of May 6, 1999.*†
10.8	Lease Agreement between AudioCodes Inc. and Spieker Properties, L.P., dated January 26, 2000.**
10.9	Lease Agreement between AudioCodes Ltd. and Africa Israel Investments Ltd. and Meshulam Levinstein Performance 86 Ltd., dated August 6, 1997.*†
10.10	Agreement between AudioCodes Ltd. and DSP Group, Inc. dated as of May 6, 1999.*
10.11	OEM Purchase Agreement between AudioCodes Ltd. and Clarent Corporation, dated as of December 1, 1998.*
10.12

Shareholders Agreement by and among DSP Group, Inc., Shabtai Adlersberg, Leon Bialik, Genesis Partners I, L.P., Genesis Partners I (Cayman) L.P., Polaris Fund II (Tax Exempt Investors) L.L.C., Polaris Fund II L.L.C., Polaris Fund II L.P., DS Polaris Trust Company (Foreign Residents) (1997) Ltd., DS Polaris Ltd., Dovrat, Shrem Trust Company (Foreign Funds) Ltd., Dovrat Shrem-Skies 92 Fund L.P. and Chase Equity Securities CEA, dated as of May 6, 1999.*

10.13	Agreement between AudioCodes Ltd. and DSP Group, Inc. and France Télécom and Université de Sherbrooke, dated March 3, 1995.*
10.14	AudioCodes Ltd. 1997 Key Employee Option Plan (D).*
10.15	AudioCodes Ltd. 1997 Key Employee Option Plan (E).*
10.16	AudioCodes Ltd. 1999 Key Employee Option Plan (F), as amended.
10.17	AudioCodes Ltd. 1997 Key Employee Option Plan, Qualified Stock Option Plan—U.S. Employees (E).*
10.18	AudioCodes Ltd. 1999 Key Employee Option Plan, Qualified Stock Option Plan—U.S. Employees (F).
10.19	AudioCodes Ltd. 2001 Employee Stock Purchase Plan—Global Non U.S.§
10.20	AudioCodes Ltd. 2001 U.S. Employee Stock Purchase Plan.§
10.21	Lease Agreement between AudioCodes Ltd. and Gev-Yam Maman Nechasim BeLod Ltd., effective as of December 1, 2000.**†
10.22	Lease Agreement between AudioCodes Ltd. and Nortel Networks (Marketing and Sales) Israel Ltd., effective as of December 31, 2002.††
21.1	Subsidiaries of the Registrant.*
23.1	Consent of Kost, Forer and Gabbay.
99.1	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.2	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

_________

*

Incorporated herein by reference to Registrant’s Registration Statement on Form F-1 (File No. 333-10352) filed on May 13, 1999.

†

Hebrew original and English summary of Hebrew original.

††

English summary of Hebrew original.

‡

Incorporated herein by reference to Registrant’s Registration Statement on Form S-8 (File No. 333-13268) filed on March 8, 2001.

§

Incorporated herein by reference to Registrant’s Registration Statement on Form S-8 (File No. 333-13378) filed on April 13, 2001.

**

Incorporated herein by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2000, filed on June 11, 2001.

-#-

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AUDIOCODES LTD.

By:

/s/ MIKE LILO

Mike Lilo

Chief Operating Officer and

Chief Financial Officer

Date:  April 1, 2003

CERTIFICATION PURSUANT TO

SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, Shabtai Adlersberg, certify that:

1.

I have reviewed this annual report on Form 20-F of AudioCodes Ltd.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.

evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  April 1, 2003

/s/ SHABTAI ADLERSBERG

Shabtai Adlersberg

Chief Executive Officer

CERTIFICATION PURSUANT TO

SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, Mike Lilo, certify that:

1.

I have reviewed this annual report on Form 20-F of AudioCodes Ltd.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.

evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  April 1, 2003

/s/ MIKE LILO

Mike Lilo

Chief Operating Officer and

Chief Financial Officer

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUDIOCODES LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002

IN U.S. DOLLARS

 - - - - - - - - - - -

- F - # -

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

AUDIOCODES LTD.

We have audited the accompanying consolidated balance sheets of AudioCodes Ltd. ("the Company") and its subsidiary as of December 31, 2001 and 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2001 and 2002, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

/s/ KOST FORER & GABAY
Tel-Aviv, Israel	KOST FORER & GABBAY
January 28, 2003	A Member of Ernst & Young Global

- F-# -

AUDIOCODES LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	December 31,
	2001	2002

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$ 50,086	$ 47,799
Short-term bank deposits	79,984	63,074
Trade receivables (net of allowance for doubtful accounts of $ 1,233 and $ 1,131 at December 31, 2001 and 2002, respectively)	3,437	4,443
Other accounts receivable and prepaid expenses	1,147	1,959
Inventories (Note 3)	6,536	4,677

Total current assets	141,190	121,952

LONG-TERM INVESTMENTS:
Investment in a company (Note 4)	450	599
Severance pay fund	1,772	2,496

Total long-term investments	2,222	3,095

PROPERTY AND EQUIPMENT, NET (Note 5)	5,004	5,067

Total assets	$ 148,416	$ 130,114

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$ 1,634	$ 2,402
Other accounts payable and accrued expenses (Note 6)	13,314	11,180

Total current liabilities	14,948	13,582

ACCRUED SEVERANCE PAY	2,213	2,848

COMMITMENTS AND CONTINGENT LIABILITIES (Note 8)

SHAREHOLDERS' EQUITY (Note 11):
Share capital -
Ordinary shares of NIS 0.01 par value:
Authorized - 100,000,000 as of December 31, 2001 and 2002; Issued - 40,745,588 as of December 31, 2001 and 41,167,387 as of December 31, 2002; Outstanding – 38,970,788 as of December 31, 2001 and 37,313,448 as of December 31, 2002	120	120
Additional paid-in capital	113,878	114,635
Treasury shares	(6,401)	(11,105)
Deferred stock compensation	(161)	-
Accumulated other comprehensive income	-	72
Retained earnings	23,819	9,962

Total shareholders' equity	131,255	113,684

Total liabilities and shareholders' equity	$ 148,416	$ 130,114

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2000	2001	2002

Revenues (Note 12)	$ 71,798	$ 35,734	$ 27,189
Cost of revenues	28,029	21,942	13,006

Gross profit	43,769	13,792	14,183

Operating expenses:
Research and development	10,588	13,807	13,022
Sales and marketing	11,204	13,852	14,288
General and administrative	2,917	5,044	3,353

Total operating expenses	24,709	32,703	30,663

Operating income (loss)	19,060	(18,911)	(16,480)
Other expenses (Note 4)	-	750	-
Financial income, net (Note 13)	8,057	6,388	2,623

Income (loss) before taxes on income	27,117	(13,273)	(13,857)
Taxes on income (Note 9)	438	-	-

Net income (loss)	$ 26,679	$ (13,273)	$ (13,857)

Basic net earnings (loss) per share (Note 14)	$ 0.68	$ (0.34)	$ (0.36)

Diluted net earnings (loss) per share (Note 14)	$ 0.62	$ (0.34)	$ (0.36)

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARY

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

					Accumulated
		Additional		Deferred	other		Total	Total
	Ordinary	paid-in	Treasury	Stock	comprehensive	Retained	comprehensive	shareholders'
	shares	capital	shares	compensation	income	earnings	income (loss)	equity

Balance as of January 1, 2000	$ 58	$ 110,382	$ -	$ (528)	$ -	$ 10,413		$ 120,325
Stock split effected as a stock dividend (100%)	58	(58)	-	-	-	-		-
Issuance of shares upon exercise of options and warrants	2	2,523	-	-	-	-		2,525
Amortization of deferred stock compensation	-	-	-	191	-	-		191
Comprehensive income:
Net income	-	-	-	-	-	26,679	$ 26,679	26,679
Total comprehensive income							$ 26,679

Balance as of December 31, 2000	118	112,847	-	(337)	-	37,092		149,720
Purchase of Treasury shares	-	-	(6,401)	-	-	-		(6,401)
Issuance of shares upon exercise of options, warrants and stock purchase plan	2	844	-	-	-	-		846
Deferred stock compensation	-	187	-	(187)	-	-		-
Amortization of deferred stock compensation	-	-	-	363	-	-		363
Comprehensive loss:
Net loss	-	-	-	-	-	(13,273)	$ (13,273)	(13,273)
Total comprehensive loss							$ (13,273)
Balance as of December31, 2001	120	113,878	(6,401)	(161)	-	23,819		131,255

Purchase of Treasury shares	-	-	(4,704)	-	-	-		(4,704)
Issuance of shares upon exercise of options, warrants and stock purchase plan	(* -	757	-	-	-	-		757
Amortization of deferred stock compensation	-	-	-	161	-	-		161
Comprehensive loss:
Unrealized gain of forward contracts	-	-	-	-	72	-	$ 72	72
Net loss	-	-	-	-	-	(13,857)	(13,857)	(13,857)
Total comprehensive loss							$ (13,785)
Balance as of December 31, 2002	$ 120	$ 114,635	$ (11,105)	$ -	$ 72	$ 9,962		$ 113,684

*) Represents an amount less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

-  F-#  -

AUDIOCODES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2000	2001	2002

Cash flows from operating activities:

Net income (loss)	$ 26,679	$ (13,273)	$ (13,857)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	926	1,572	2,073
Impairment of investment in a company	-	750	-
Increase (decrease) in accrued severance pay, net	12	113	(89)
Amortization of deferred stock compensation	191	363	161
Decrease (increase) in accrued interest on short-term bank deposits	(1,421)	459	1,305
Decrease (increase) in trade receivables	(5,719)	8,145	(1,006)
Decrease (increase) in other accounts receivable and prepaid expenses	(1,083)	583	(740)
Decrease (increase) in inventories	(7,149)	4,178	1,859
Increase (decrease) in trade payables	6,254	(6,289)	768
Increase (decrease) in other accounts payable and accrued expenses	8,571	(1,843)	(2,134)
Other	4	-	-

Net cash provided by (used in) operating activities	27,265	(5,242)	(11,660)

Cash flows from investing activities:

Investment in a company	(600)	(600)	(149)
Proceeds from sale of property and equipment	46	-	-
Purchase of property and equipment	(3,036)	(3,247)	(2,136)
Investment in short-term bank deposits	(77,125)	-	-
Proceeds from short-term bank deposits	-	55,155	15,605

Net cash provided by (used in) investing activities	(80,715)	51,308	13,320

Cash flows from financing activities:

Proceeds from issuance of shares upon exercise of options, warrants and stock purchase plan	2,525	846	757
Purchase of treasury shares	-	(6,401)	(4,704)

Net cash provided by (used in) financing activities	2,525	(5,555)	(3,947)

Increase (decrease) in cash and cash equivalents	(50,925)	40,511	(2,287)
Cash and cash equivalents at the beginning of the year	60,500	9,575	50,086

Cash and cash equivalents at the end of the year	$ 9,575	$ 50,086	$ 47,799

Supplemental disclosure of cash flow activities:

Cash paid during the year for income taxes	$ 140	$ 25	$ 207

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-

GENERAL

a.

AudioCodes Ltd. and its wholly owned subsidiary AudioCodes Inc. (together "the Company") design, develop and market technologies and products for enabling the transmission of voice data voice over IP gateways and ATM access devices over packet networks. The Company's products are designed to enable customers to build packet voice networking equipment that provides comparable communication quality to that of the traditional telephone networks.

b.

In 2000 and 2001, one major customer generated 29% and 32% of the Company's revenues, respectively. In 2002, this customer generated 1% of the Company's revenues.

c.

The Company is dependent upon sole source suppliers for certain key components used in its products, including certain digital signal processing chips. Although there is a limited number of manufacturers of these particular components, management believes that other suppliers could provide similar components at comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which could adversely affect the operating results of the Company and its financial position.

d.

In 2001 and 2002, the Company wrote-off and wrote-down excess inventory in a total amount of $ 6,185 and $ 1,684, respectively. The total amount was recorded in cost of revenues in the statements of operations.

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

a.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.

Financial statements in U.S. dollars:

A majority of the revenues of the Company is generated in U.S. dollars ("dollar"). In addition, a substantial portion of the Company's costs is incurred in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of the Financial Accounting Standard No. 52 "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

AUDIOCODES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.

Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. Intercompany transactions and balances have been eliminated upon consolidation.

d.

Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

e.

Short-term bank deposits:

Short-term bank deposits have maturities of more than three months and less than one year. Deposits are presented at their cost, including accrued interest. The short-term bank deposits are in U.S. dollars and bear an average annual interest of 1.6%.

f.

Inventories:

Inventories are stated at the lower of cost or market value. Cost is determined as follows:

Raw materials - using the "average cost" method.

Finished products - on the basis of direct manufacturing costs.

The Company periodically evaluates the quantities on hand relative to current and historical selling prices and historical and projected sales volume. Based on these evaluations, inventory write-offs and write-down provisions are provided to cover risks arising from slow moving items (see Note 1d).

g.

Investment in a company:

The investment in this company is stated at cost, since the Company does not have the ability to exercise significant influence over operating and financial policies of the investee.

The Company’s investment in this company is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable, in accordance with Accounting Principle Board Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock”, (“APB No. 18”). As of December 31, 2002, based on management's most recent analyses, no impairment losses have been identified (see Note 4).

AUDIOCODES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.

Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	20 - 33
Office furniture and equipment	6 - 20
Motor vehicles	15
Leasehold improvements	Over the term of the lease

The Company periodically assesses the recoverability of the carrying amount of property and equipment, and provides for any possible impairment loss, based upon the difference between the carrying amount and fair value of such assets. In accordance with Statement of Financial Accounting Standard No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144").

i.

Revenue recognition:

The Company generates its revenues from the sale of products, technology development contracts and royalties earned from technology licensing. The Company sells its products through a direct sales force and sales representatives. The Company's products are generally a bundled hardware and software solution that is delivered together to original equipment manufacturers (OEMs) of a variety of telecommunications and networking products who are considered end users.

Revenues from products are recognized when the following criteria are met: persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, collectibility is probable. The Company has no obligation to customers after the date in which products are delivered other than pursuant to warranty obligations and right of return.

The Company maintains a provision for product returns in accordance with Statement of Financial Accounting Standards No. 48 "Revenue Recognition When Right of Return Exists" ("SFAS No. 48"). The provision was deducted from revenues, and amounted to $ 357 and $ 272 for the years ended December 31, 2001 and 2002, respectively.

Revenues from technology development contracts are recognized upon completion of milestones as set forth in a specific contract. Royalties earned from technology licensing are recognized as payments become due from customers, provided that all other revenue recognition criteria have been met. The Company receives quarterly reports which indicate the amount of revenues earned in the period.

AUDIOCODES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.

Warranty costs:

The Company generally provides a warranty of 12 months, at no extra charge. Provisions are made at the time revenues are recognized for estimated material warranty costs based on the Company’s past experience. The provision for warranty costs amounted to $ 194 as of December 31, 2001 and 2002. Warranty costs for the years ended December 31, 2000, 2001 and 2002, amounted to $ 130, $ 168 and $ 183, respectively.

k.

Research and development costs:

Research and development costs charged to expenses as incurred.

l.

Income taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This Statement prescribes the use of the liability method whereby account balances of deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiary provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

m.

Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits and trade receivables.

Cash and cash equivalents and short-term bank deposits are invested in U.S. dollar deposits with major banks in Israel and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s short-term bank deposits are financially sound and, accordingly, minimal credit risk exists with respect to these short-term bank deposits.

The trade receivables of the Company are derived from sales to customers located primarily in the United States, the Far East, Israel and Europe. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. The Company usually does not require collateral on trade receivables because most of its sales are to large and well-established companies.

AUDIOCODES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AUDIOCODES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

n.

Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128").

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earnings (loss), since they would have an anti-dilutive effect, were 387,625, 6,064,305 and 6,869,166 for the years ended December 31, 2000, 2001 and 2002, respectively.

o.

Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44"), in accounting for its employee stock option plans.  Under APB No. 25, when the exercise price of the Company's share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized. Under SFAS No. 123 "Accounting For Stock-Based Compensation" ("SFAS No. 123"), pro forma information regarding net income (loss) and net earnings (loss) per share is required (for grants issued after December 1994) and has been determined as if the Company has accounted for its employee options under the fair value method prescribed by that Statement. The fair value for these options was estimated at the date of the grant using a Black-Scholes option pricing model, with the following weighted-average assumptions for 2000, 2001 and 2002: risk-free interest rates of 6%, 3.5% and 1.5%, respectively, dividend yields of 0% for each year, volatility factors of the expected market price of the Company's Ordinary shares of 1.207, 1.304 and 0.517, respectively, and a weighted average expected life of the options of seven years for each year. The following table illustrates the effect on net income and earnings per share, assuming that the Company had applied the fair value recognition provision of SFAS 123 on its stock-based employee compensation:

December 31,
	2000	2001	2002

Net income (loss) as reported	$ 26,679	$ (13,273)	$ (13,857)
Add: stock based compensation expenses included In reported net income (loss)	$ 191	$ 363	$ 161
Deduct: total stock-based compensation expenses determined to be under the fair value based method For all awards	$ (22,178)	$ (22,308)	$ (12,794)
Pro forma net income (loss)	$ 4,692	$ (35,944)	$ (26,490)
Basic earning (loss) per share, as reported	$ 0.68	$ (0.34)	$ (0.36)
Pro forma basic earnings (loss) per share	$ 0.12	$ (0.91)	$ (0.68)
Diluted earnings (loss) per share, as reported	$ 0.62	$ (0.34)	$ (0.36)
Pro forma diluted earnings (loss) per share	$ 0.11	$ (0.91)	$ (0.68)

AUDIOCODES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.

Severance pay:

The Company's liability for severance pay for Israeli employees is calculated pursuant to the Israeli severance pay law, based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company's liability for all of its employees is fully provided by monthly deposits with severance pay funds, insurance policies and an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies and includes immaterial profits.

Severance expenses for the years ended December 31, 2000, 2001 and 2002, amounted to approximately $ 604, $ 997 and $ 878, respectively.

q.

Advertising expenses:

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2000, 2001 and 2002, amounted to $ 259, $296 and $ 154, respectively.

r.

Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, other accounts receivable, trade payables and other accounts payable and foreign currency contracts approximate their fair value due to the short-term maturity of such instruments.

AUDIOCODES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.

Derivative investments:

Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

The Company uses derivative instruments to manage exposures to foreign currency, primarily payments denominated in NIS. The Company objectives for holding derivatives are to minimize these risks.

t.

Reclassification:

Certain amounts from prior years have been reclassified to conform to the current year's presentation.

u.

Impact of recently issued accounting standards:

In June 2002, the FASB issued SFAS No.146,"Accounting for Costs Associated with Exit or Disposal Activities", which addresses significant issues regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No.146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No.146 is effective for all exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS No.146 to have a material impact on our results of operations or financial position.

NOTE 3:-

INVENTORIES

	December 31,
	2001	2002

Raw materials	$ 4,771	$ 2,714
Finished products	1,765	1,963

	$ 6,536	$ 4,677

AUDIOCODES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-

INVESTMENT IN A COMPANY

In December 2000, the Company signed an agreement to invest in an unrelated privately-held company ("unrelated company"). Under this agreement, the Company purchased in two equal installments, Preferred shares for a total consideration of $ 1,200. The first installment was paid in December 2000 and the second installment was paid in June 2001.

The Preferred shares have a preference in liquidation and are convertible at the holders option or upon an IPO into Ordinary shares and on weighted average ratchet basis.

In 2001, as a result of assessing the recoverability of the carrying amount of the investment, the Company’s management decided to write down $ 750 of this investment, based on market conditions. The impairment has been recorded in other expenses.

In 2002, the Company invested $ 149 in the unrelated company.

As of December 31, 2002, the Company holds 10.2% of the unrelated company’s share capital.

On January 1, 2003, the Company entered into an additional investment agreement with the unrelated company according to which it agreed to invest an additional amount of $ 310 in two installments of $ 116 and $ 194 in January 2003 and in April 2003, respectively. The Company may decide not to invest the second installment as provided by the terms of the additional investment agreement.

NOTE 5:-

PROPERTY AND EQUIPMENT, NET

	December 31,
	2001	2002
Cost:
Computers and peripheral equipment	$ 5,571	$ 7,576
Office furniture and equipment	1,651	1,696
Motor vehicles	111	111
Leasehold improvements	1,042	1,128

	8,375	10,511
Accumulated depreciation:
Computers and peripheral equipment	2,636	4,510
Office furniture and equipment	372	457
Motor vehicles	69	86
Leasehold improvements	294	391

	3,371	5,444

Depreciated cost	$ 5,004	$ 5,067

Depreciation expenses amounted to $ 926, $ 1,572 and $ 2,073 for the years ended December 31, 2000, 2001 and 2002, respectively.

AUDIOCODES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-

OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2001	2002

Employees and payroll accruals	$ 3,623	$ 3,358
Technology licensing fee provision	7,878	5,253
Government authorities	566	889
Customer advances	14	106
Accrued expenses	1,023	1,358
Warranty	194	194
Other	16	22

	$ 13,314	$ 11,180

NOTE 7:-

DERIVATIVE INSTRUMENTS

During 2002, the Company entered into forward contracts to hedge a portion of the anticipated NIS payments for periods of one to six months. These forward contracts are designated as cash flows hedges, as defined by SFAS No. 133, as amended, and are all highly effective as hedges of these expenses. The effective portion of the hedged instruments is included in operating expenses in the statement of operations.

During the year ended December 31, 2002, the Company recognized a net loss of $ 18 related to the effective portion of the forward hedging contracts on payments in NIS.

As of December 31, 2002, the Company expected to reclassify $ 72 of net profit on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months.

AUDIOCODES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-

COMMITMENTS AND CONTINGENT LIABILITIES

a.

Lease commitments:

The Company's facilities are rented under several rental agreements in Israel and U.S. for periods ending in 2014.

The Company has leased various motor vehicles under operating lease agreements. These leases will expire in fiscal year 2005.

Future minimum rental and lease commitments under non-cancelable leases for the years ended December 31, are as follows:

2003	$ 3,176
2004	2,787
2005	2,144
2006	1,737
2007-2014	10,008

$ 19,852

Rent expenses for the years ended December 31, 2000, 2001 and 2002, were approximately $ 1,000, $ 1,652 and $ 1,713 respectively. Motor vehicle leasing expenses for the years ended December 31, 2000, 2001 and 2002, were $ 613, $ 1,034 and $ 1,168 respectively.

b.

Royalty commitments:

The Company entered into a patent license agreement with a third party. Under the agreement, the Company agreed to pay the third party quarterly royalty fees until 2008, based on 0.9%-0.75% of the Company's revenues .

c.

In January 2002, the Company entered into an agreement with a third party. The costs in 2002 were approximately $ 1,776. In the second half of 2002, upon delivery after successfully passing acceptance tests, a success fee of approximately $ 751 was paid to that third party. A second success fee in an amount up to $ 3,000 is to be paid to that third party, based on the Company’s sales of the product extensions that the third party develops for the Company. The second success fee will be paid at the earliest to occur of either the Company’s sales of those product extensions reaching $ 3,000 or about March 2004. The Company is entitled to pay the success fee by issuance of its shares or in cash or a combination thereof.

AUDIOCODES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-

TAXES ON INCOME

a.

Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes of AudioCodes Ltd. are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index ("CPI"). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the difference between the reporting currency and the tax bases of assets and liabilities.

Under Law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI, or in the exchange rate of the dollar for a "foreign investors' company". In previous years the Company elected to measure its results for tax purposes on the basis of the changes in the Israeli CPI. Since January 1, 2003, the Company elected to measure its income based on the changes in the exchange rate of the U.S. dollar.

b.

Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the law"):

AudioCodes Ltd. production facilities have been granted the status of an "Approved Enterprise" in accordance with the law under four separate investment programs which were approved in October 1993, January 1996, March 1999 and February, 2002. The Company is also a "foreign investors' Company", as defined by that law and, as such, is entitled to a ten-year period of benefit and to an additional reduction in tax rates of 10% to 25% (based on the percentage of foreign ownership in each taxable year).

According to the provisions of the law, the Company has elected the "alternative benefits" - waiver of Government grants in return for a tax exemption. Income derived from the first program was tax-exempt for the two-year period ended December 31, 1999 and is eligible for a reduced tax rate of 10% to 25% for the eight year period ending December 31, 2007.

Income derived from the second "Approved Enterprise" program will be tax-exempt for a period of four years, and is subject to a corporate tax at the reduced rate of 10% to 25% for an additional period of six years. The benefit period will commence when the Company realizes taxable income from this enterprise.

Income derived from the third and fourth "Approved Enterprise" programs will be tax-exempt for a period of two years, and is subject to a corporate tax at the reduced rate of 10% to 25% for an additional period of eight years. The benefit period will commence when the Company realizes taxable income from this enterprise.

The period of tax benefits detailed above is subject to limits of the earlier of 12 years from commencement of production or 14 years from receiving the approval.

AUDIOCODES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-

TAXES ON INCOME (Cont.)

The entitlement to the above benefits is conditional upon AudioCodes Ltd. fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in "approved enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and AudioCodes Ltd. may be required to refund the amount of the benefits, in whole or in part, including interest.

As of December 31, 2002, management believes that the Company is meeting all of the aforementioned conditions.

The tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without imposing tax liability on the Company only upon the complete liquidation of the Company. As of December 31, 2002, retained earnings included approximately $ 540 in tax-exempt income earned by AudioCodes Ltd. "Approved Enterprise".

In the event of a distribution of such tax-exempt income as a cash dividend, in a manner other than upon the complete liquidation of the Company, AudioCodes Ltd. will be required to pay tax at the rate of 25% on the amount distributed and an income tax liability would be incurred of approximately $ 135 as of December 31, 2002.

The Company's Board of Directors has determined that such tax-exempt income will not be distributed as dividends. Accordingly, no deferred income taxes have been provided on income attributable to AudioCodes' Ltd. "Approved Enterprise".

The law also grants entitlement to claim accelerated depreciation on equipment used by the "Approved Enterprise" during five tax years. If AudioCodes Ltd. derives income from sources other than the "Approved Enterprise" during the relevant period of benefits, such income will be taxable at the regular corporate tax rate of 36%.

c.

On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of "controlled foreign corporation" was introduced, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

d.

Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

AudioCodes Ltd. currently qualifies as an "industrial company" under the above law and as such is entitled to certain tax benefits, including accelerated depreciation and the deduction of public offering expenses in three equal annual payments.

e.

Net operating losses carryforwards:

AudioCodes Ltd. has accumulated losses for tax purposes as of December 31, 2002, in the amount of approximately $ 75 million, which may be carried forward and offset against taxable income in the future for an indefinite period.

NOTE 9:-

TAXES ON INCOME (Cont.)

Through December 31, 2002, AudioCodes Inc. has a U.S. federal net operating loss carryforward of approximately $ 24 million, which can be carried forward and offset against taxable income for 15 to 20 years, and expires from 2015 to 2021, respectively.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization.

f.

A reconciliation between the theoretical tax expense (income), assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expense as reported in the consolidated statements of operations, is as follows:

	Year ended December 31,
	2000	2001	2002
Income (loss) before taxes on income, as reported in the consolidated statements of operations	$ 27,117	$ (13,273)	$ (13,857)

Statutory tax rate in Israel	36%	36%	36%

Theoretical tax expense (income) calculated at the statutory rate	$ 9,762	$ (4,778)	$ (4,989)
Tax adjustments in respect of inflation in Israel	(75)	(7)	31
Issuance expenses and tax exempt interest income for which valuation allowance was provided	(4,474)	(2,528)	(3,980)
Effect of "Approved Enterprise" status and losses for which valuation allowance was provided, net	(5,399)	6,626	7,180
Items for which valuation allowance was provided	515	510	1,629
Other non-deductible expenses	109	177	129

Income tax expense	$ 438	$ -	$ -

g.

Income (loss) before taxes consists of the following:

Domestic	$ 26,462	$ (8,665)	$ (8,446)
Foreign	655	(4,608)	(5,411)
	$ 27,117	$ (13,273)	$ (13,857)

h.

Taxes on income consist of the following:

Current taxes	$ 438	$ -	$ -
Domestic	$ 438	$ -	$ -
Foreign	-	-	-
	$ 438	$ -	$ -

NOTE 9:-

TAXES ON INCOME (Cont.)

i.

Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2001	2002

Deferred tax assets:
Reserves and allowances	$ 510	$ 1,629
Net operating loss carryforwards	34,572	35,362

Net deferred tax assets before valuation allowance	35,082	36,991
Valuation allowance	(35,082)	(36,991)

Net deferred tax assets	$ -	$ -

As of December 31, 2002, the Company has provided valuation allowances in respect of  deferred tax assets resulting from tax loss carryforwards and other temporary differences. Management currently believes that since the Company has a history of losses for tax purposes it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

AudioCodes Inc. has provided valuation allowances in respect of deferred tax assets resulting from tax benefits related to employee stock option exercises, which will be credited to additional paid-in capital when realized. Management currently believes that it is more likely than not that those deferred tax deductions will not be realized in the foreseeable future.

AUDIOCODES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-

RELATED PARTIES

The following transactions and balances with DSP Group, Inc., which held 11.94% of the Company's shares as of December 31, 2002, are included in the financial statements as follows:

Year ended December 31,
	2000	2001	2002
Revenues from technology development and other	$ 1,040	$ 319	$ 209
Purchases of raw materials	$ 1,500	$ 646	$ 19
Payables at December 31	$ 104	$ 100	$ -

In 1994, the Company entered into a development and licensing agreement with DSP Group Inc. which was amended in 1999. Under the agreement, the Company performed certain research and development services for the DSP Group Inc. Upon development of the technology, DSP Group Inc. paid a service fee and additional royalty fees based upon the net revenues and the gross margin realized from the sale of the technology incorporated in DSP Group Inc. products. The Company received royalties in the amount of $ 810, $ 319 and $ 209 in 2000, 2001 and 2002, respectively.

In October 1999, the Company entered into a development agreement with DSP Group Ltd., a company affiliated with DSP Group Inc., and third party. According to the agreement, DSP Group Ltd. will pay royalties for every chip actually sold by DSP Group Ltd. to third parties. As of December 31, 2002, the Company had not received any royalties.

NOTE 11:-

SHARE CAPITAL

a.

General:

1.

On October 6, 2000, the Company's board of directors approved a two-for-one stock split effected as a stock dividend ("the stock split").

All share, per share, option and warrant data have been retroactively adjusted for all periods presented, to reflect the stock split.

2.

In January 2001 and in April 28, 2002, the Company's Board of Directors approved a share repurchase program pursuant to which the Company is authorized to purchase up to an aggregate amount of 4,000,000 of its outstanding Ordinary shares. As of December 31, 2002, the Company had purchased 3,853,939 of its outstanding Ordinary shares, at a weighted average price per share of $ 2.88.

3.

The Company's shares are listed for trade on the Nasdaq National Market. In addition, in October 2001, the Company's shares were listed for trade on the Tel-Aviv Stock Exchange.

AUDIOCODES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-

SHARE CAPITAL (Cont.)

b.

The Ordinary shares entitle their holders to the right to receive notice to participate and vote in general meetings of the Company and the right to receive cash dividends and a share dividend if declared.

c.

Warrants issued to consultants:

During 1999, the Company issued warrants to consultants to purchase 4,000 and 50,000 Ordinary shares of NIS 0.01 par value at an exercise price of $ 9.82 per share and $ 18.82 per share, respectively, expiring seven years from the date of grant. Warrants to purchase 24,000 Ordinary shares at an exercise price of $ 18.82 per share are exercisable immediately, and warrants to purchase 30,000 Ordinary shares are exercisable in four equal annual installments commencing one year from the date of grant. During 2001, warrants to purchase 10,000 Ordinary shares at an exercise price of $ 18.82 were exercised.

As of December 31, 2002, 44,000 warrants are outstanding and 36,500 warrants are exercisable at a weighted average exercise price of $ 18.00.

d.

Employee Stock Purchase Plan:

In May 2001, the Company's Board of Directors adopted the Employee Stock Purchase Plan ("the Purchase Plan"), which provides for the issuance of a maximum of 2,000,000 Ordinary shares. Eligible employees can have up to 15% of their earnings withheld, up to certain maximums, to be used to purchase Ordinary shares. The Purchase Plan is implemented with purchases every six months occurring on July 31, and January 31. The price of the Ordinary shares purchased under the Purchase Plan is equal to 85% of the lower of the fair market value of the Ordinary shares on the commencement date of each offering period or on the semi-annual purchase date.

During 2001 and 2002, 32,608 and 226,799 shares, respectively were issued under the Purchase Plan for aggregate consideration of $ 139 and $ 607, respectively.

e.

Employee Stock Options Plans:

Under the Company's 1997 and 1999 Stock Option Plans ("the Plans"), options to purchase Ordinary shares may be granted to officers, directors, employees and consultants of the Company.

The total number of shares authorized for grant of options under the Plans is 11,814,574. As of December 31, 2002, 1,882,096 shares are still available for future option grants.

AUDIOCODES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-

SHARE CAPITAL (Cont.)

Stock options granted under the Plans are exercisable usually at the fair market value of the Ordinary shares at the date of grant and expire ten or seven years from the date of grant, and are subject to termination of employment. The options generally vest over four or five years, commencing one year from the date of grant. Any options, which are forfeited or cancelled before expiration, become available for future grants.

A summary of the Company's stock option activity and related information for the years ended December 31, 2000, 2001 and 2002, is as follows:

	2000		2001		2002
		Weighted		Weighted		Weighted
	Number	average	Number	Average	Number	average
	of options	exercise price	of options	Exercise Price	of options	exercise price
		$		$		$

Outstanding at the beginning of the year	4,886,654	4.52	5,536,080	13.21	7,042,392	9.50
Granted	2,298,900	24.28	3,140,146	5.37	1,376,289	2.69
Forfeited	(118,500)	20.05	(876,534)	25.14	(1,021,593)	11.07
Exercised	(1,530,974)	1.58	(757,300)	0.92	(195,000)	0.76

Outstanding at the end of the year	5,536,080	13.21	7,042,392	9.50	7,202,088	8.21

Options exercisable at the end of the year	1,088,280	3.84	1,709,664	9.47	3,181,218	9.27

The options outstanding as of December 31, 2002, have been separated into exercise price, as follows:

Ranges of exercise price	Options outstanding as of December 31, 2002	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2002	Weighted average exercise price of exercisable options
$		(years)	$		$

0.61	292,820	4.28	0.61	292,820	0.61
1.1 – 1.84	723,900	6.55	1.36	560,300	1.23
2 – 2.75	1,339,708	9.46	2.44	131,077	2.59
3 – 3.9	155,000	9.38	3.18	2,500	3.04
4 – 4.9	1,184,134	8.92	4.22	316,137	4.35
5.58 – 10	2,492,626	7.64	8.07	1,314,329	8.14
14 – 20.38	124,500	6.93	18.68	79,855	18.73
25.5 – 36.53	845,400	7.31	29.4	462,200	29.44
50.5	44,000	7.49	50.5	22,000	50.5

	7,202,088		8.21	3,181,218	9.27

AUDIOCODES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-

SHARE CAPITAL (Cont.)

The Company has recorded deferred stock compensation for options issued with an exercise price below the fair market value of the Ordinary shares on the date of grant. The deferred stock compensation has been amortized and recorded as compensation expense ratably over the vesting period of the options. Compensation expenses of approximately $ 191, $ 363 and $161 were recognized during the years ended December 2000, 2001 and 2002, respectively.

Options granted to employees in 2000, 2001 and 2002, have an exercise price equal to the fair market value of the stock at the grant date. The weighted average fair values of the options granted during 2000, 2001 and 2002 respectively were $ 22.01, $ 4.97 and $ 1.66, respectively.

f.

Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to pay cash dividends in the foreseeable future.

NOTE 12:-

SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.

Summary information about geographic areas:

The Company manages its business on a basis of one reportable segment. (See Note 1 for a brief description of the Company's businesses). The data is presented in accordance with Statement of Financial Accounting Standard No. 131 "Disclosure About Segments of an Enterprise and Related Information" ("SFAS No. 131"). The total revenues are attributed to geographic information based on the location of the end customers.

The following presents total revenues for the years ended December 31, 2000, 2001 and 2002 and long-lived assets as of December 31, 2000, 2001 and 2002.

	2000		2001		2002
	Total	Long- lived	Total	Long- Lived	Total	Long- Lived
	revenues	assets	revenues	Assets	revenues	assets

Israel	$ 10,135	$ 2,810	$ 5,873	$ 4,489	$ 3,227	$ 4,694
U.S.A.	44,576	518	19,845	515	10,864	373
Europe	9,055	-	3,516	-	2,919	-
Far East	7,733	-	6,405	-	10,179	-
Other	299	-	95	-	-	-

	$ 71,798	$ 3,328	$ 35,734	$ 5,004	$ 27,189	$ 5,067

b.

For major customers data as a percentage of total revenues, see Note 1b.

AUDIOCODES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-

FINANCIAL INCOME, NET

	Year ended December 31,
	2000	2001	2002
Financial expenses:
Foreign currency translation differences	$ (28)	$ -	$ -
Interest and other	(78)	(225)	(139)

	(106)	(225)	(139)
Financial income:
Foreign currency translation differences	-	67	236
Interest and others	8,163	6,546	2,526

	8,163	6,613	2,762

	$ 8,057	$ 6,388	$ 2,623

NOTE 14:-

NET EARNINGS (LOSSES) PER SHARE

The following table sets forth the calculation of basic and diluted net earnings (losses) per share:
	Year ended December 31,
	2000	2001	2002
Numerator:
Net income (loss) to shareholders of Ordinary shares	$ 26,679	$ (13,273)	$ (13,857)

Numerator for diluted net earnings (loss) per share-income available to shareholders of Ordinary shares	$ 26,679	$ (13,273)	$ (13,857)

	Year ended December 31,
	2000	2001	2002
	Number of shares in thousands

Denominator:

Denominator for basic net earnings (loss) per share - weighted average shares	39,273	39,591	38,518
Effect of dilutive securities:
Warrants to consultants	29	*) -	*) -
Employee stock options	3,749	*) -	*) -

Denominator for diluted and net earnings (loss) per share - adjusted weighted average shares and assumed options, and warrants exercises	43,051	39,591	38,518

*)

Anti-dilutive - as of December 31, 2001 and 2002 the warrants to consultants and the Employee Stock Option, were not included in the computation of diluted net losses per share, because the effect would have been anti-dilutive.

- - - - - - - - - - -

EXHIBIT INDEX

Exhibit No.	Exhibit
10.16	AudioCodes Ltd. 1999 Key Employee Option Plan (F), as amended.
10.18	AudioCodes Ltd. 1999 Key Employee Option Plan, Qualified Stock Option Plan—U.S. Employees (F), as amended.
10.22	Lease Agreement between AudioCodes Ltd. and Nortel Networks (Marketing and Sales) Israel Ltd., effective as of December 31, 2002.*
23.1	Consent of Kost, Forer and Gabbay.
99.1	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.2	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

_________

*

English summary of Hebrew original.