Form 20-F
AUDIOCODES LTD
filed 2004-06-30
CIK 1086434

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20–F

~

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

~

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from

 to

Commission file number 0-30070

AUDIOCODES LTD.

(Exact name of Registrant as specified in its charter
and translation of Registrant’s name into English)

ISRAEL

(Jurisdiction of incorporation or organization)

1 Hayarden Street, Airport City Lod 70151, Israel

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

As of December 31, 2003, the Registrant had outstanding 37,785,595 Ordinary Shares, nominal value NIS 0.01 per share.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒     No ~

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ~     Item 18 ☒

PART I

Unless the context otherwise requires, “AudioCodes,” “us,” “we” and “our” refer to AudioCodes Ltd. and its subsidiaries.

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

A.

SELECTED FINANCIAL DATA

We derived the consolidated statement of operations data for the years ended December 31, 2001, 2002 and 2003 and consolidated balance sheet data as of December 31, 2002 and 2003 from the audited consolidated financial statements set forth elsewhere in this Annual Report. We derived the consolidated statement of operations data for the years ended December 31, 1999, and 2000 and the consolidated balance sheet data as of December 31, 1999, 2000 and 2001 from audited consolidated financial statements that are not included in this Annual Report.

On October 6, 2000, we effected a two-for-one stock split in the form of a stock dividend. All share and per share data for periods prior to and including that date have been retroactively adjusted to reflect this stock split. All figures relating to outstanding shares exclude shares held in treasury.

-#-

(U.S. dollars in thousands, except share and per share data)

-#-

-#-

	Year Ended December 31,
	1999	2000	2001	2002	2003
Statement of Operations Data:
Revenues	$31,204	$71,798	$35,734	$27,189	$44,228
Cost of revenues	11,921	28,029	21,942	13,006	20,037
Gross profit	19,283	43,769	13,792	14,183	24,191
Operating expense:
Research and development, net	4,812	10,588	13,807	13,022	15,476
Selling and marketing	4,262	11,204	13,852	14,288	14,537
General and administrative	1,665	2,917	5,044	3,353	4,066
Total operating expenses	10,739	24,709	32,703	30,663	34,079
Operating income (loss)	8,544	19,060	(18,911)	(16,480)	(9,888)
Equity in losses of affiliated company	-	-	750	300	429
Financial income, net	2,471	8,057	6,388	2,623	1,883
Income (loss) before income taxes	11,015	27,117	(13,273)	(14,157)	(8,434)
Income taxes	355	438	-	-	-
Net income (loss)	$10,660	$26,679	$(13,273)	$(14,157)	$(8,434)
Basic net earnings (loss) per share	$ 0.35	$ 0.68	$ (0.34)	$ (0.37)	$ (0.22)
Diluted net earnings (loss) per share	$ 0.29	$ 0.62	$ (0.34)	$ (0.37)	$ (0.22)
Weighted average number of ordinary of shares used in computing basic net earnings (loss) per share	30,398	39,273	39,591	38,518	37,509
Weighted average number of ordinary shares used in computing diluted net earnings per share	36,163	43,051	39,591	38,518	37,509

	Year Ended December 31,
	1999	2000	2001	2002	2003
Balance Sheet Data:
Cash and cash equivalents	$ 60,500	$ 9,575	$ 50,086	$ 47,799	$ 48,898
Short-term bank deposits	57,052	135,598	79,984	63,074	-
Working capital	119,372	146,119	126,242	108,370	46,232
Long-term bank deposits and structured notes	-	-	-	-	50,270
Total assets	129,522	174,329	148,416	129,814	128,530
Shareholders’ equity	120,325	149,720	131,255	113,384	106,518

B.

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.

RISK FACTORS

We believe that the occurrence of any one or some combination of the following factors could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Business and Industry

The slowdown in capital expenditures by telecommunications service providers has had and could continue to have a material adverse effect on our results of operations.

A deterioration of economies around the world and economic uncertainty in the telecommunications market began in 2000 and continued through 2003. This resulted in a curtailment of capital investment by telecommunications carriers and service providers as well as users in the enterprise market (businesses who use the equipment). It also reduced our ability to forecast orders, also referred to as “low visibility”. We cannot be sure whether increased expenditures will continue to be made in the telecommunications industry in general or in the voice over packet portion of the market. The decline in capital expenditures has reduced our sales compared to the year 2000, and may increase our inventories, result in additional pressure on the price of our products and prolong the time until we are paid, all of which would have a material adverse effect on the results of our operations and on our cash flow from operations.

We have incurred losses for the past three years, are currently incurring losses, and may incur losses in the future.

We have incurred losses in each of the last three years.  We incurred a net loss of $13.3 million in 2001, $14.2 million in 2002 and $8.4 million in 2003.  We will need to generate increased revenues as well as manage our costs to return to and maintain profitability.  We cannot be sure that we will be able to achieve or maintain profitability.

If new products we recently introduced or expect to introduce in the near future fail to generate the level of demand we originally anticipated, we will realize a lower than expected return from our investment in research and development with respect to those products, and our results of operations may suffer.

Our success is dependent, in part, on the willingness of our customers to transition or migrate to new products we recently introduced, such as our expanded offerings of Mediant and Stretto systems, or expect to introduce in the near future. We are involved in a continuous process to evaluate changing market demands and customer requirements and to develop and introduce new products, features and applications to meet changing demands and requirements. We need to be able to interpret market trends and the advancement of technology in order to successfully develop and introduce new products, features and applications. If potential customers defer transition or migration to new products, our return on our investment in research and development with respect to products recently introduced or expected to be introduced in the near future will be lower than we originally anticipated and our results of our operations may suffer.

Our industry is rapidly evolving and we may not be able to keep pace with technological changes, which could adversely affect our business.

The transmission of voice, data and fax over data networks is rapidly evolving. Short product life cycles place a premium on our ability to manage the transition from current products to new products.  Our future success in generating revenues will depend on our ability to enhance our existing products and to develop and introduce new products and product features. These products and features must keep pace with technological developments and address the increasingly sophisticated needs of our customers. The development of new technologies and products is increasingly complex and uncertain. This increases the difficulty in coordinating the planning and production process and can result in delay in the introduction of new technologies and products.

We are dependent on the development of the VoP market to increase our sales.

The market for Voice over Packet, or VoP, services is currently being developed. A significant number of our new products are being offered to companies that provide products or services that utilize VoP. We cannot be sure that the delivery of telephone and other communications services over packet networks rather than over traditional telephone networks will expand. We cannot be sure that packet based voice networks will become widespread or that connections between packet networks and telephone networks will become commonplace. The adaptation process of connecting packet networks and telephone networks can be time consuming and costly. Sales of our VoP products will depend on the development of packet networks and the commercialization of VoP services.  Commercialization of VoP services may also be impacted by changes, if any, in the regulatory environment affecting the provision or use of such services.

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

The industry standards that apply to our products are continually evolving. Should new standards gain broad acceptance, we will be required to adopt those standards in our products. We may also decide to modify our products to meet additional existing standards or add features to our products. Standards may be adopted by various industry interest groups or may be proprietary and nonetheless accepted broadly in the industry. It may take us a significant amount of time to develop and design products incorporating these new standards. We may also have to pay additional fees to the developers of the technologies which constitute the newly adopted standards.

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

Historically, a substantial portion of our revenue has come from large purchases by a small number of original equipment manufacturers, known as OEMs, network equipment providers, systems integrators and distributors. For example, our top three customers accounted for approximately 26.9% of our total revenues in 2003, 22.4% of our total revenues in 2002 and 43.0% of our total revenues in 2001.  Sales to Nortel Networks accounted for 14.3% of our revenues in 2003 compared to 1.4% of our revenues in 2002 and less than 1% of our revenues in 2001.  Sales to Clarent Corporation (now part of Verso Corporation) accounted for 31.7% of our total revenues in 2001. Sales to Clarent accounted for less than 1% of our total revenues in 2002 and 2003. Our future operating results may depend, in part, on the success of our largest OEM customers in selling products incorporating our components and on our success in selling large quantities of our products to them. We generally do not enter into sales agreements in which the customer is obligated to purchase a set quantity of our products. We also do not generally enter into long term supply contracts with our customers.

Based on our experience, we expect that our customer base may change from period to period. If we lose a large customer and fail to add new customers there could be a material adverse effect on our results of operations.

Our quarterly results of operations have fluctuated in the past and we expect these fluctuations to continue. Fluctuations in our results of operations may disappoint investors and result in a decline in our share price.

We have experienced and expect to continue to experience significant fluctuations in our quarterly results of operations. In some periods, our operating results may be below public expectations. If this occurs, the market price of our ordinary shares could decline.

The following factors have affected our quarterly results of operations in the past and are likely to affect our quarterly results of operations in the future:

•

size, timing and pricing of orders, including order deferrals and delayed shipments;

•

launching of new product generations;

•

length of approval processes or market testing;

•

technological changes in the telecommunications industry;

•

competitive pricing pressures;

•

the timing and approval of government research and development grants;

•

accuracy of telephone company, distributor and original equipment manufacturer forecasts of their customers’ demands;

•

changes in our operating expenses;

•

disruption in our sources of supply; and

•

general economic conditions.

Therefore, the results of any past periods may not be relied upon as an indication of our future performance.

We have a limited order backlog. If revenue levels for any quarter fall below our expectations, our results of operations will be adversely affected.

We have a limited order backlog, which makes revenues in any quarter substantially dependent on orders received and delivered in that quarter. A delay in the recognition of revenue, even from one customer, may have a significant negative impact on our results of operations for a given period. We base our decisions regarding our operating expenses on anticipated revenue trends, and our expense levels are relatively fixed, or require some time for adjustment. Because only a small portion of our expenses varies with our revenues, if revenue levels fall below our expectations, our results of operations will be adversely affected.

Generally, we sell to OEM or system integrator customers, as well as to distributors.  As a result, we have less information with respect to the actual requirements of end users and their utilization of equipment. We also have less influence over the choice of equipment by these end users.

We typically sell to OEM customers and system integrators, as well as to distributors. Our customers usually purchase equipment from several suppliers and may be trying to fulfill one of their customers’ specific technical specifications. We rely heavily on our customers for  sales of our products and to inform us about market trends and the needs of their customers. We cannot be certain that this information is accurate. If the information we receive is not accurate, we may be manufacturing products that do not have a customer or fail to manufacture products that customers want. Because we are selling products to OEMs, system integrators and distributors rather than end users, we have less control over the ultimate selection of products by end users.

The markets we serve are highly competitive and many of our competitors have much greater resources, which may make it difficult for us to maintain profitability.

Competition in our industry is intense, and we expect competition to increase. Acquisitions and strategic alliances in our industry have further increased competition. Examples of such recent merger and acquisition activity include the following: Lucent Technologies acquired Telica, Inc., Tekelec acquired Santera Systems, Inc., UTStarcom Inc. acquired Telos Corp., Brooktrout Inc. acquired Snowshoe Networks Inc., Conexant Systems, Inc. has spun off Mindspeed Technologies, Inc. to focus on chips for Voice over Packet among other businesses, Performance Technologies Inc. has acquired MapleTree Networks, ECI Telecom Ltd.’s NGTS division has merged with NextVerse Networks, Inc. to form Veraz Networks Inc., Tekelec has acquired Santera Systems, Inc., UTStarcom Inc. has acquired the Commworks division of 3Com Corp., among others. Silicon Spice, Inc. was acquired by Broadcom Corporation, Intel Corporation acquired VxTel, Inc., DSP Group acquired VoicePump and NMS Communications Corporation (formerly known as Natural MicroSystems Corporation) acquired InnoMediaLogic, Inc. (IML), Mobilee, Inc., and Lucent Technologies’ voice enhancement and echo cancellation business. Increased competition could result in lower prices for our products, reduced demand for our products and a corresponding reduction in our ability to recover development, engineering and manufacturing costs.

Our competitors currently sell products that provide similar benefits to those that we sell.  Our principal competitors in the sale of signal processing chips include Telogy Networks, a division of Texas Instruments, Broadcom Infineon, Centillium, Mindspeed, Netergy and VoicePump, a subsidiary of DSP Group. We expect that large manufacturers of generic signal processors, like  Motorola and Agere Systems (formerly the microelectronics division of Lucent Technologies) and Intel (Vxtel) market competing processors.

Competition for our module level products includes manufacturers of high density Voice over Packet processors that compete with our high density Voice over Packet TrunkPack® Module products and chips. These include semiconductor manufacturers such as Texas Instruments, Mindspeed, and Centillium. Other vendors of module products that compete with our high density module products include Mapletree Networks that was recently acquired by Performance Technologies Inc., and Spectrum Signal Processing Inc.

Our principal competitors in the communications board market include NMS Communications, Dialogic Corporation (an Intel company), Blue Wave Systems (a Motorola Computer Group company), Brooktrout, Inc., Acculab and PIKA Technologies, Inc.

Our principal competitors in the area of analog media gateways (2 to 24 ports) for access and enterprise applications include Cisco Systems Inc., Mediatrix Telecom, Inc., Vega Stream Limited, Samsung, Innovaphone AG, Quintum Technologies, Tainet Communication System Corp., Welltech, Ascii Corp., D-Link Systems, Inc., Multitech Inc., Inomedia, OKE and LG.

Our principal competitors in the area of low density mid and high density digital media gateways include Cisco Systems, Veraz Networks,  Sonus Networks, Nuera, Tekelec, General Bandwidth, Telica and Commatch. In addition we face competition in mid and high density gateways from internal development at companies such as Nortel, Lucent, Alcatel, Siemens, Huawei, UTstarcom, ZTE and others.

We expect to encounter significant competition as we seek to expand our presence and product portfolio in the market for VoIP products.

There is significant competition in the market for products utilized in the VoIP market.  Our competitors include telecommunications companies, data communication companies and companies specializing in voice over IP products. Some of our current and potential competitors have greater name recognition, larger installed customer bases and significantly greater financial, technical and marketing resources than we do.

Many of our competitors have the ability to offer vendor-sponsored financing programs to prospective customers. If we do not offer vendor-sponsored financing, we will be at a competitive disadvantage.  We could also be forced to lower our prices to compete successfully and effectively against competitive product offerings and with competitors with broader product offerings who may be able to lower prices on  products that compete with us because of their ability to recoup this loss of margin through sales of other products or services.

Voice, audio and other communications alternatives that compete with our products are being continually introduced. New communication alternatives may be based on traditional telephone lines, the Internet or cable networks and may be combined with other computing and broadcasting capabilities.

We expect that additional companies will compete in the packet based voice networks market. In the future, we may also develop and introduce other products with new or additional telecommunications capabilities or services. As a result, we may compete directly with telephone companies and other telecommunications infrastructure providers. Additional competitors may include companies that currently provide computer software products and services, such as telephone, media, publishing and cable television. The ability of some of our competitors to bundle other enhanced services or other products, such as video images, with VoIP products could give these competitors an advantage over us.

New entrants to the market may increase competition

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

AudioCodes has broadened product offerings from chips to boards, subsystems and gateway level products (systems). These products could compete with products offered by our customers. These customers could decide to decrease purchases from us because of this competition. This could result in a material adverse effect on our results of operations.

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

Texas Instruments Incorporated and DSP Group, Inc. supply all of the chips for our signal processor product line. Our signal processor line is used both as a product line in its own right and as a key component in our other product lines. Motorola manufactures all of the communications processors currently used on our communications boards. These suppliers also supply many of our competitors and have entered into relationships and may enter into additional relationships with them.

Texas Instruments is also one of our major competitors in providing signal processing solutions. An unexpected termination of the supply of the chips provided by Texas Instruments or Motorola or disruption in their timely delivery, would require us to make a large investment in capital and manpower resources to shift to using signal processors manufactured by other companies and may cause a delay in introducing replacement products. Customers may not accept an alternative product design. Supporting old products or redesigning products may make it more difficult for us to support our products.

We utilize other sole source suppliers upon whom we depend without having long term supply agreements.

Some of our sole source suppliers custom produce components for us based upon our specifications and designs while other of our sole source suppliers are the only manufacturers of certain components required by our products.  In the event of any interruption in the supply of components from any of our sole source suppliers, we may have to expend significant time, effort and other resources in order to locate a suitable alternative manufacturer and secure replacement components. If no replacement components are available, we may be forced to redesign certain of our products.  Any such new design may not be accepted by our customers.  A prolonged disruption in supply may force us to redesign and retest our products. Any interruption in supply from any of these sources or an unexpected technical failure or termination of the manufacture of key electronic components could disrupt production, thereby adversely affecting our ability to deliver products and to support products previously sold to our customers.

As demand for telecommunications equipment increases, we may face a shortage of components from our suppliers.  This could result in longer lead times, increases in the price of components and a reduction in our margins, all of which could adversely affect the results of our operations.

Our customers may require us to produce products or systems to hold in inventory in order to meet their “just in time”, or short lead time, delivery requirements.  If we are unable to sell this inventory on a timely basis, we could incur charges for excess and obsolete inventory which would adversely affect our results of operations.

 Our customers expect us to maintain an inventory of products available for purchase off the shelf subsequent to the initial sales cycle for these products.  This may require us to incur the costs of manufacturing inventory without having a purchase order for the products.  The VoP industry is subject to rapid technological change and volatile customer demands, which result in a short product commercial life before a product becomes obsolete.  If we are unable to sell products produced to hold in inventory, we may be required to write off excess and obsolete inventory, which would adversely affect our operating results and financial condition.   We wrote off and wrote down excess inventory that was expected to be sold at a price lower than carrying value in the amount of $6.2 million in 2001, $1.7 million in 2002 and $835,000 in 2003.

We may not be able to retain a sufficient number of subcontractors to meet our production needs, which could hurt our ability to grow.

We have not entered into any long-term agreements or alternate source agreements with manufacturing subcontractors. Qualification of assembly and test subcontractors normally requires a significant investment of time. If our subcontractors are unable or unwilling to provide us with components or assembled products on a timely basis or if we need to find alternative subcontractors, our product shipments could be delayed significantly because we would have to go through the time consuming process of qualifying a new subcontractor. This could adversely affect our ability to grow.  In addition, we have commenced additional manufacturing operations through sub-contractors in locations such as China and the United States. We cannot assure you that we will be able to control and oversee such operations to the same extent as we could in the past, when manufacturing, testing and shipments were conducted only in Israel.

Our products generally have long sales cycles and implementation periods, which increase our costs in obtaining orders and reduce the predictability of our revenues.

Our products are technologically complex and are typically intended for use in applications that may be critical to the business of our customers. Prospective customers generally must make a significant commitment of resources to test and evaluate our products and to integrate them into larger systems. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new communications equipment. The sales cycles of our products to new customers are approximately six to twelve months after a design win, depending on the type of customer and complexity of the product. This time may be further extended because of internal testing, field trials and requests for the addition or customization of features. This delays the time until we realize revenue and results in our investing significant resources in attempting to make sales.

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

Our proprietary technology is difficult to protect, and our products may infringe on the intellectual property rights of third parties. Our business may suffer if we are unable to protect our intellectual property or we are sued for infringing the intellectual property rights of third parties.

Our success and ability to compete depend in large part upon protecting our proprietary technology. We rely on a combination of patent, trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights. These agreements and measures may not be sufficient to protect our technology from third-party infringement, or to protect us from the claims of others. Enforcement of intellectual property rights may be expensive and may divert  attention of management and of research and development personnel away from our business.   Intellectual property litigation could also call into question the ownership or scope of rights owned by us. Additionally, our products may be sold in foreign countries that provide less protection to intellectual property than that provided under U.S. or Israeli laws.

Any intellectual property claims against us, even without merit, could cost us a significant amount of money to defend and divert management’s attention away from our business. We may not be able to get a license for technology that is used in our products and we may face injunctive proceedings that prevent distribution and sale of our products even prior to any dispute being concluded. These proceedings may also have a deterrent effect on purchases by customers, who may be unsure about our ability to continue to supply their requirements. We may be forced to repurchase our products and compensate customers that have purchased such infringing products. We may be forced to redesign the product so that it becomes non-infringing, which may have an adverse impact on the results of our operations.

Multiple patent holders in our industry may result in increased licensing costs.

There are a number of companies besides us that hold patents for various aspects of the technology incorporated in our industry’s standards and our products. We expect that patent enforcement will be given high priority by companies seeking to gain competitive advantages or additional revenues. The holders of patents from which we have not obtained licenses may take the position that we are required to obtain a license from them. We cannot be certain that we would be able to negotiate a license agreement at an acceptable price or at all. Our results of operations could be adversely affected by the payment of any additional licensing costs or if we are prevented from manufacturing or selling a product.

Changes in governmental regulations in the United States or other countries could slow the growth of the VoIP telephony market and reduce the demand for our customers’ products, which, in turn, could reduce the demand for our products.

In the United States, changes in governmental regulation are being considered that may negatively impact the VoIP telephony market. For example, the Federal Communications Commission (FCC) has to date treated providers of telephone services over the public Internet as “enhanced service providers”. Enhanced service providers are currently exempt from federal and state regulations governing common carriers, including the obligation to pay access charges and contribute to the universal service fund. The FCC is examining the enactment of new regulations governing Internet telephony and the question of whether certain forms of telephone services over the Internet should be subject to the same FCC regulations as telecommunications services.

VoIP equipment can be used as a way to provide telecommunication sevices while bypassing the local service operator, in what is sometime referred to as “toll bypass”. Telecommunications traffic is diverted from traditional telephone lines to the public Internet, thus avoiding long distance call charges. As the use of VoIP to provide telecommunication services increases, phone companies are seeking the adoption of regulations that would require providers or users of such diverted calls to pay a charge to local service providers.

On March 10, 2004, the FCC released a Notice of Proposed Rule Making that seeks to establish a regulatory framework for Internet Protocol-Enabled Services, including VoIP services.  The Notice of Proposed Rule Making seeks comments on how various IP-enabled services, including VoIP, should be differentiated for regulatory purposes, and whether there are technical or other characteristics of particular VoIP services that warrant differential regulatory treatment.  When the FCC enacts new regulations governing VoIP, or if it determines that certain telephony providers over the public Internet, or the services they provide, are subject to current FCC regulations governing common carriers, then some of the service providers that buy equipment from our customers may be forced to pay access charges and make universal service contributions, or may be subject to other taxes, fees or restrictions under any such new regulations. The required payment of additional taxes, fees or charges for VoIP services may impact the profitability of these services and the use of VoIP services or technology.

The enactment of any additional  regulation or taxation of communications over the public Internet in the United States or elsewhere in the world could have a material adverse effect on our customers’ (and their customers’) businesses and could therefore adversely affect sales of our products. We do not know what effect, if any, possible legislative or regulatory reforms in the United States or elsewhere in the world may have on private telecommunication networks and purchases of our products.

Use of encryption technology in our products is regulated by governmental authorities and may require special development, export or import licenses.  Delays in the issuance of required licenses, or the inability to secure these licenses, could adversely affect our revenues and results of operations.

Growth in the demand for security features may increase the use of encryption technology in our products.  The use of encryption technology is generally regulated by governmental authorities and may require specific development, export or import licenses. Encryption standards may be based on proprietary technologies.  We may be unable to incoroprate encryption standards into our products in a manner that will insure interoperability.  We also may be unable to secure licenses for proprietary technology on reasonable terms.   If we cannot meet encryption standards, or secure required licenses for proprietary encryption technology, our revenues and results of operations could be adversely affected.

A significant portion of our revenues is generated outside of the U.S. and Israel and we intend to continue to expand our operations internationally and therefore our results of operations could suffer if we are unable to manage our international operations effectively.

We generated 48% of our revenues in 2002 and 36% of our revenues in 2003 outside of the U.S. and Israel. Part of our strategy is to expand our penetration in existing foreign markets and to enter new foreign markets. Our ability to penetrate some international markets may be limited due to different technical standards, protocols or product requirements in different markets. Expansion of our international business will require significant management attention and financial resources. Our international sales and operations are subject to numerous risks inherent in international business activities, including:

•

economic and political instability in foreign countries;

•

staffing and managing foreign operations;

•

increased risk of collection; and

•

burdens that may be imposed by tariffs and other trade barriers.

If we are unable to address these risks, our foreign operations may be unprofitable or the value of our investment in our foreign operations may decrease.

Currently, our international sales are denominated primarily in dollars. Therefore, any devaluation in the local currencies of our customers relative to the dollar could cause customers to decrease or cancel orders or default on payment.

The threat of terrorism worldwide is impacting the global economy. Combined with the political unrest in Israel, this could have a material adverse effect on our results of operations.

The threat of the use of weapons of mass destruction and global terrorism are impacting the global economy. The future course of the unrest in Iraq and its effect on the global economy and the telecommunications industry cannot be predicted. In addition, since September 2000, the State of Israel and its inhabitants have been subjected to repeated terrorist attacks. The hostilities between the State of Israel and the Palestinians continued during the past year, with no end in sight to this intense conflict. This conflict can have both direct and indirect impacts on our business, as well as on the price of our shares. An adverse impact may occur as a result of, among other things, military service obligations of our key employees, changes in monetary and fiscal policies or the willingness of customers outside Israel to buy our products, including demands for additional assurances concerning availability of our products.

The prices of our products may become less competitive due to foreign exchange fluctuations.

Foreign currency fluctuations may affect the prices of our products. Our prices in all countries are denominated primarily in dollars. If there is a significant devaluation in a specific country, the prices of our products will increase relative to the local currency and may be less competitive. We cannot be sure that our international customers will continue to place orders denominated in dollars. The introduction into circulation of the Euro in January 2002 may place pressure on us to sell to European customers in Euro rather than dollar prices. This could make our revenues subject to fluctuation in the Euro/dollar exchange rate.

Epidemics, such as the recent SARS epidemic, could adversely affect out ability to conduct business internationally.

The spread of an epidemic and any resulting quarantines or the fear that an epidemic may be occurring can affect the willingness and ability of our customers and employees to conduct business in an affected or perceived affected region. This could have an adverse impact on our ability to sell our products and revenues from operations. For example, our employees, customers or suppliers may be reluctant to travel in or through an affected area and restrictions on movement or reduced working hours may apply.

We may be unable to attract sales representatives who will market our products effectively.

A significant portion of our marketing and sales involves the aid of independent sales representatives that are not under our direct control. We cannot be certain that our current independent sales representatives will continue to distribute our products or that, even if they continue to distribute our products, they will do so successfully. These representatives are not subject to any minimum purchase requirements and can discontinue marketing our products at any time. In addition, these representatives often market products of our competitors. Accordingly, we must compete for the attention and sales efforts of our independent sales representatives.

Our products could contain defects, which would reduce sales of those products or result in claims against us.

We develop complex and evolving products. Despite testing by us and our customers, undetected errors or defects may be found in existing or new products. The introduction of products with reliability, quality or compatibility problems could result in reduced revenues, additional costs, increased product returns and difficulty or delays in collecting accounts receivable. The risk is higher with products still in the development stage, where full testing or certification is not yet completed. This could result in, among other things, a delay in recognition or loss of revenues, loss of market share or failure to achieve market acceptance. We could also be subject to material claims by customers that are not covered by our insurance.

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

We intend to expand our business through acquisitions that could result in diversion of resources and extra expenses. This could disrupt our business and adversely affect our financial condition.

Part of our strategy is to pursue acquisitions of, or investments in, businesses and technologies or to establish joint ventures to expand our business. For example, in April 2003, we purchased a product group from Nortel Networks and in May 2004 we purchased Ai-Logix Inc.  We also increased our holdings in a privately held speech-recognition company during 2003.  We recognized losses from this investment in our results of operations in each of the past three years.  The negotiation of acquisitions, investments or joint ventures as well as the integration of acquired or jointly developed businesses or technologies could divert our management’s time and resources. Acquired businesses, technologies or joint ventures may not be successfully integrated with our products and operations. If any acquisition, investment or joint venture were to occur, we may not realize the intended benefits of the acquisition, investment or joint venture and we may incur future losses from such acquisition, investment or joint venture.

Acquisitions could result in:

•

substantial cash expenditures;

•

potentially dilutive issuances of equity securities;

•

the incurrence of debt and contingent liabilities;

•

a decrease in our profit margins;

•

amortization of intangibles and potential impairment of goodwill; and

•

write-offs of in-process research and development.If acquisitions disrupt our operations, our business may suffer.

If we do not manage our anticipated growth effectively, our results of operations could be adversely affected.

We have actively expanded our operations in the past and may continue to expand them in the future. This expansion has required, and may continue to require, the application of managerial, operational and financial resources. We cannot be sure that we will continue to expand, or that we will be able to expand our operations successfully. If we are unable to manage our expanding operations effectively, our revenues may not increase, our cost of operations may rise and our results of operations may be adversely affected.

As we grow we may need new or enhanced systems, procedures or controls. The transition to such systems, procedures or controls, as well as any delay in transitioning to new or enhanced systems, procedures or controls, may seriously harm our ability to accurately forecast sales demand, manage our product inventory and record and report financial and management information on a timely and accurate basis.

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

We extend credit to customers for purchases of our products.  We could incur charges in our statement of operations if we are unable to collect these accounts receivable.

A portion of our receivables result from credit extended to customers for purchases of our products. We cannot be sure that we will be able to collect all of these accounts receivable. The failure to collect accounts receivable could adversely affect our cash flow position and results of operations.

Our gross profit percentage could be negatively impacted by increased manufacturing costs and other factors.  This could adversely affect our results of operations.

Our gross profit percentage has increased in each of the past two years.  However, our gross profit percentage is still lower than in 1999 and 2000.  The recent increase in our gross profit percentage could be negatively affected by an increase in manufacturing costs, a shift in our sales mix towards our less profitable products, increased customer demand for longer product warranties and increased cost pressures as a result of increased competition.   Acquisitions of new businesses could also negatively affect our gross profit percentage, which could cause an adverse effect on our results of operations.

The growth in our product portfolio means that we have to service and support more products. This may result in an increase in our expenses and an adverse effect on our results of operations.

The size of our product portfolio has increased and continues to increase.  As a result, we are required to provide to our customers sales support and maintenance. Customers may request us to provide a contractual commitment to support a product for a specified period of time. This period of time may exceed the working life of the product or extend past the period of time that we may intend to manufacture or support a product. We are dependent on our suppliers for the components (hardware and software) needed to provide support and may be unable to secure the components necessary to satisfy our service commitments. We do not have long term contracts with our suppliers, and they may not be obligated to provide us with products or services for any specified period of time.  We may need to purchase an inventory of replacement components and parts in advance in order to try to provide for their availability when needed.  This could result in increased risk of write offs with respect to our replacement component inventory to the extent that we cannot accurately predict our future requirements under our customer service contracts.  If any of our component suppliers cease production, cease operations or refuse or fail to make timely delivery of orders, we may not be able to meet our contractual commitments for product support or maintenance.  We may be required to supply upgraded components or parts as substitutes if the original versions are no longer available. Product support may be costly and any extra service revenues may not cover the hardware and software costs associated with providing long-term support or maintenance.

Risks Related to the Market for Our Shares

Our stock price has fluctuated significantly and could continue to fluctuate significantly.

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. The following factors may cause significant fluctuations in the market price of our ordinary shares:

•

fluctuations in our quarterly revenues and earnings or those of our competitors;

•

shortfalls in our operating results compared to levels forecast by securities analysts;

•

announcements concerning us, our competitors or telephone companies;

•

announcements of technological innovations;

•

the introduction of new products;

•

changes in product price policies involving us or our competitors;

•

market conditions in the industry;

•

the conditions of the securities markets, particularly in the technology and Israeli sectors; and

•

political, economic and other developments in the State of Israel and world-wide.

In addition, stock prices of many technology companies fluctuate significantly for reasons that may be unrelated or disproportionate to operating results.  The factors discussed above may depress or cause volatility of our share price, regardless of our actual operating results.

Our ordinary shares are traded on more than one market and this may result in price variations.

Our ordinary shares are traded primarily on the Nasdaq National Market and on The Tel Aviv Stock Exchange. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on the Nasdaq National Market, and New Israeli Shekels on The Tel Aviv Stock Exchange), and at different times (resulting from different time zones, different trading days and hours and different public holidays in the United States and Israel). Consequently, the trading prices of our ordinary shares on these two markets generally differ, resulting from the factors described above as well as differences in exchange rates. Any change in the trading price of our ordinary shares on one of these markets could influence a change in the trading price of our ordinary shares on the other market.

There may be an adverse effect on the market price of our shares as a result of shares being available for sale in the future.

If our shareholders sell substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding options or purchased pursuant to our Employee Stock Purchase Plan, the market price of our ordinary shares may fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and place that we deem appropriate.

Our principal shareholders, executive officers and directors have substantial control over most matters submitted to a vote of the shareholders, thereby limiting the power of other shareholders to influence corporate action.

As of December 31, 2003, our officers, directors and principal shareholders beneficially owned 44.3% of our ordinary shares. As a result, these shareholders may have the power to control the outcome of most matters submitted to a vote of shareholders, including the election of members of our board and the approval of significant corporate transactions. This concentration of ownership may also have the effect of making it more difficult to obtain approval for a change in control of us.

As a result of the staggered terms of our directors and an agreement among our principal shareholders, it may be difficult for minority shareholders to influence the choice of our board of directors.

Our articles of association provide that our board will be divided into three classes. Members of each class hold their office for three-year staggered terms. In 1999, the four “groups” that then comprised our principal shareholders entered into a shareholders’ agreement.  The shareholders’ agreement provides that as long a group owns at least 7.5% of our outstanding shares, it shall be entitled to nominate candidate directors and shall be required to vote in favor of the nominees of the other principal shareholder groups who own at least 7.5% of our outstanding shares. As of March 1, 2004, to our knowledge, only two of the four groups (Shabtai Adlersberg and Leon Bialik, who, are each a “group” for purposes of the shareholders’ agreement), still own over 7.5% each of our outstanding shares. The provisions of this shareholders’ agreement, when coupled with the provision of our articles of association authorizing the board to fill vacant directorships or to increase the size of the board, may limit the ability of public investors to influence the selection of directors, remove incumbent directors or gain control of the board.

U.S. shareholders may be subject to adverse United States federal income tax consequences as a result of our possible status as a passive foreign investment company.

We may be treated as having been a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the 2001, 2002 and/or 2003 taxable years.  If we were a PFIC for all or any of those years, U.S. shareholders who owned our shares during such years may be subject to reporting requirements for those years and succeeding years, even if in subsequent years we are no longer a PFIC.  Unless specific shareholder elections are made, U.S. shareholders may be subject to increased United States federal income tax liabilities if we are classified as a PFIC, even if in subsequent years we are no longer a PFIC.  We urge U.S. shareholders to review Item 10E. - “Taxation --Passive Foreign Investment Company Status” in this Annual Report and to consult their own United States tax advisors with respect to the United States federal income tax consequences of an investment in ordinary shares.

Risks Relating to Operations in Israel

Conditions in Israel affect our operations and may limit our ability to produce and sell our products.

We are incorporated under the laws of the State of Israel, and our principal offices are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. Terrorist attacks against Israel have greatly intensified since September 2000, which have led to ongoing hostilities. We cannot predict the effect on us of the increase in the degree of violence by Palestinians against Israel. Some of our officers and employees in Israel are obligated to perform up to 36 days of military reserve duty annually and are subject to being called for additional active duty under emergency circumstances. We cannot predict the full impact of these conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel and our business may be adversely affected.    Additionally, a number of countries continue to restrict or ban business with Israel or Israeli companies, which may limit our ability to make sales in those countries.

The Israeli rate of inflation may negatively impact our costs if it exceeds the rate of devaluation of the New Israeli Shekel against the U.S. dollar.

A portion of the cost of our Israeli operations, mainly personnel and facility-related, is incurred in New Israeli Shekels. In 2003, approximately 34% of our costs were incurred in New Israeli Shekels. As a result, we bear the risk that the rate of inflation in Israel will exceed the rate of devaluation of the New Israeli Shekel in relation to the dollar or that the timing of such devaluations were to lag considerably behind inflation, which will increase our costs as expressed in dollars.

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

We benefit from certain government programs and tax benefits, particularly as a result of exemptions and reductions resulting from the “approved enterprise” status of our existing production facilities and programs in Israel. To be eligible for these programs and tax benefits, we must continue to meet conditions, including making specified investments in fixed assets and financing a percentage of investments with share capital. If we fail to meet such conditions in the future, the tax benefits would be canceled and we could be required to refund the tax benefits already received, together with an adjustment based on the Israeli consumer price index and an interest factor. The law and regulations prescribing the benefits provide an expiration date for the grant of new benefits.  The expiration date has been extended several times in the past.  The expiration date currently in effect is June 30, 2004 (which may be extended by ministerial decision), and no new benefits will be granted after that date unless the expiration date is extended again.  There can be no assurance that new benefits will be available after June 30, 2004, or that existing benefits will be continued in the future at their current levels or at any level.

In 2003, we received a grant of $435,000 from the Government of Israel, through the Office of the Chief Scientist, or the OCS, for the financing of a portion of our research and development expenditures in Israel.  In 2004, we applied for additional grants and we may apply for additional grants in the future. The OCS budget has been subject to reductions, which may affect the availability of funds for these prospective grants and other grants in the future. As a result, we cannot be certain that we will continue to receive grants at the same rate, or at all. In addition, the terms of any future OCS grants may be less favorable than our past grant.

In connection with research and development grant received from the OCS, we must pay royalties to the OCS on the revenue derived from the sale of products, technologies and services developed with the grant from the OCS. The terms of the OCS grants and the law pursuant to which grants are made restrict our ability to manufacture products or transfer technologies developed using OCS grants outside of Israel. This restriction may limit our ability to enter into agreements for those products or technologies, without OCS approval. We cannot be certain that any approval of the OCS will be obtained on terms that are acceptable to us, or at all. In connection with our grant applications, we have made certain representations, including information provided in periodical performance reports, and we have committed to certain performance-based covenants. The funding from the OCS is subject to the accuracy of these representations and covenants and to our compliance with the conditions and restrictions imposed by the OCS. If we fail to comply with any of these conditions or restrictions, we could be required to repay any grants previously received, together with an adjustment based on the Israeli consumer price index and an interest factor in addition to certain other penalties. In addition, if we fail to comply with any of these conditions or restrictions, we would likely be ineligible to receive OCS grants in the future. The inability to receive these grants would  result in an increase in our research and development expenses.

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

The effects of anti-takeover provisions could inhibit the acquisition of us by others and therefore depress the price of our shares.

Some of the provisions of our articles of association and Israeli law could, together or separately:

•

discourage potential acquisition proposals;

•

delay or prevent a change in control; and

•

limit the price that investors might be willing to pay in the future for our ordinary shares.

Israeli corporate law regulates mergers and acquisitions of shares through tender offers, requires approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israel tax law treats stock-for-stock acquisitions between an Israeli company and a foreign company less favorably than does U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation or to taxation before his investment in the foreign corporation becomes liquid.   In addition, our articles of association limit our ability to engage in any merger, asset or share sale or other similar transaction with a shareholder holding 15% or more of our voting shares. These provisions may adversely affect the price of our shares.

Under the Israeli Companies Law, a merger is generally required to be approved by the shareholders and the board of directors of each of the merging companies. Shares held by a party to the merger are not counted towards the required approval. If the share capital of the company that will not be the surviving company is divided into different classes of shares, the approval of each class is required. A merger may not be approved if the surviving company will not be able to satisfy its obligations. At the request of a creditor, a court may prohibit a merger on these grounds. In addition, a merger can be completed only after all approvals have been submitted to the Israeli Registrar of Companies and 70 days have passed from the time that a proposal for approval of the merger was filed with the Registrar.

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

The Israeli Companies Law provides specific rules and procedures for the acquisition of shares held by minority shareholders, if the majority shareholder holds 90% or more of the outstanding shares.

In addition, our articles limit our ability to engage in any merger, asset or share sale or other similar transaction with a shareholder holding 15% or more of our voting shares.

Israeli tax law treats certain acquisitions, particularly stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than United States tax law.

ITEM 1.

INFORMATION ON THE COMPANY

A.

HISTORY AND DEVELOPMENT OF THE COMPANY

AudioCodes Ltd. was incorporated in 1992 under the laws of the State of Israel. Our principal executive offices are located at 1 Hayarden Street, Airport City, Lod, 70151 Israel. Our telephone number is 972-3-976-4000.

Major Developments since January 1, 2003

Acquisition of UAS

On April 7, 2003, we purchased from Nortel Networks Limited selected assets of its Universal Audio Server business, or UAS.  As part of the transaction, Nortel Networks granted to us a license to use its UAS technology. We have undertaken to act as an exclusive supplier to Nortel Networks for its UAS products over a period of three years. In addition, the parties have entered into a development agreement in relation to future platforms.

The UAS product provides enhanced conferencing, multi-language announcement functionality, and other regulatory media server applications for voice over packet networks. We are seeking to leverage the UAS product and technology in order to further enhance our media server products and increase related sales.

The consideration for the transaction amounted to $5.5 million, of which: $2.0 million was paid at the closing and $2.0 million was paid six months after the closing and $1.5 million was paid in April 2004.  Under the terms of the acquisition agreement, we also paid $1.0 million upon Nortel Networks completing products integration under the development agreement.

This acquisition was accounted for under the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets acquired based on their related fair values based on an independent valuation. We allocated $ 380,000 of the purchase price to property and equipment, $ 1.2 million to technology and $ 4.3 million to goodwill. The results of the UAS operations have been included in our consolidated financial statements since the acquisition date.

Additionally, contingent cash payments of up to $ 12.5 million could be due to Nortel in 2004, based on net orders for UAS products placed by Nortel over the 18 month period following the closing date. As of May 1, 2004 we had already paid $ 3.0 million of this amount to Nortel Networks.

The contingent payments are not considered part of the acquisition cost and are offset against related revenues earned by us from orders by Nortel for each respective period.

Acquisition of Ai-Logix

On May 12, 2004, we acquired all of the outstanding shares of capital stock of Ai-Logix, Inc., a leading provider of advanced voice recording hardware technology. Ai-Logix had revenues of approximately $13 million in 2003. Its offices are located in Somerset, New Jersey.

We paid $10 million in cash at the closing. An additional payment is required to be made in April 2005 based on the achievement of revenue milestones and additional terms by the Ai-Logix business during 2004.  We currently estimate that the additional payment required to be made by us will be up to $10 million. This payment may be made, at our option, in cash or by issuance of our ordinary shares.  In the event that we elect to make this payment by issuing our ordinary shares, we will be required to register such shares for sale under the Securities Act.

This acquisition was accounted for under the purchase method of accounting and, accordingly, the purchase price will be allocated to the assets and liabilities acquired based on their related fair values after completion of a valuation of these assets.

Ai-Logix is a strategic provider of voice and data hardware integration cards for the call recording and voice/data logging industry.  Ai-Logix provides a wide variety of voice processing cards to its customers, which include contact centers, public safety agencies, financial institutions, air traffic control and other government agencies.  Its products include proprietary public exchange integration products as well the SmartWORKS™ family of products that are designed for all segments of the call recording industry.  Ai-Logix offers voice processing cards that support all three product segments in the call recording industry, including passive analog trunk interface cards, passive digital trunk interface cards and passive digital PBX telephone set integration cards.

Recent trends evidence a growing momentum in the use of VoP technology in new network deployments and an expected shift of communications budgets in the enterprise market towards IP-based architectures. The call recording industry is experiencing similar trends. According to Datamonitor, the contact center market and the call logging and recording industries are rapidly adopting IP-based networking solutions. A significant portion of future voice recording and call logging revenues are expected to be generated from deployments of VoIP architectures. We believe that our acquisition of Ai-Logix will enhance our board line business and provide an entry into the call recording market and computer telephony integration (CTI) market by leveraging our VoP expertise with Ai-Logix’s technology, strategic partnerships and customer base.

B.

BUSINESS OVERVIEW

Introduction

We design, develop and market enabling technologies and system products for the transmission of voice, data and fax over packet networks, which we refer to as the new voice infrastructure.  Our products enable our customers to build high-quality packet networking equipment and provide the building blocks to connect traditional telephone networks with the new voice infrastructure.  Our products are sold to leading original equipment manufacturers, or OEMs, system integrators and network equipment providers in the telecommunications and networking industries.

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

•

communication boards for computer telephony integration, or CTI, applications for enterprise applications, which provide call logging and recording enabling technologies utilizing either industry standard or proprietary protocols;

•

system products for access, trunking and enterprise applications, such as low density analog media gateways and low, mid and high density digital media gateways, which enable voice, data and fax communications employing Internet protocol networks and other protocols (typically such equipment is sold by our customers in conjunction with their own or third party solutions such as call management applications), as well as the possibility of addition of third party equipment to provide enhanced services;

•

communications software used to process and format compressed voice and fax information into packets;

•

media and audio servers that provide enhanced conferencing, multi-language announcement functionality, and other media server applications  for voice over packet networks; and

•

element management system, or EMS, software to manage our system products.

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

We sell our products to leading original equipment manufacturers and system integrators in the telecommunications and networking industries for use in markets providing:

•

telephony over packet networks based on Internet protocols or networks based on asynchronous transfer mode standards, known as ATM standards;

•

telephony over the wireless or cable television infrastructure; and

•

telephone service over new generation high speed modems operating over wireless links or data modems, known as digital subscriber line, or DSL, modems.

Customers for our products include Nortel Networks, Siemens, 3Com, Alcatel S.A., Oki Electric Industry Co., Ltd., Brooktrout Inc., Verint Systems, Inc., Wuhan Research Institute (WRI), Astral, and Interactive Intelligence.  In addition, our proprietary voice compression technology is licensed to a broad group of companies that manufacture equipment for a variety of markets. As one of the original developers of the standards for voice compression technology used in packet networks, we are positioned to take advantage of the rapidly growing demand for advanced communications components enabling high quality converged voice and data services.

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

•

Competition in the telecommunications industry.   Competitive local exchange carriers and alternative carriers are trying to penetrate the local telephone market with varying degrees of success by bypassing the incumbent local telephone company network through the use of emerging packet technologies in new functions like telephony transmission over cable networks and digital subscriber line networks. In addition, there is a growth of toll bypass service providers, who seek to use public or private networks in order to bypass incumbent networks. Although these new and traditional service providers are not our direct customers, they are creating market demand for equipment manufactured by our customers. The surge in data traffic and the growth in overall volume and capacity of infrastructures has also caused a need for new infrastructure equipment that is capable of more efficient utilization of the available networks.

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

The AudioCodes Solution:  Products

Using our proprietary voice compression algorithms and industry standards, advanced digital signal processing techniques and voice communications system design expertise, we design and develop new packet networking solutions that alleviate many of the quality of service and gateway efficiency problems associated with the transmission of voice, fax and data over packet networks. Our product lines include signal processor chips, modules, communications boards, low density analog media gateways, mid and high density digital media gateways for access , trunking and enterprise applications, media servers, CTI boards and communications software packages implementing evolving industry standards and protocols.

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

•

Compressed voice communications systems design expertise.   We have the expertise to design and develop the various building blocks and the complete gateways and media servers required for complete voice over packet systems. In building these systems, we develop hardware architectures, voice packetization software and signaling software and integrate them with our signal processors to develop a complete, high performance compressed voice communications system. We assist our customers in integrating our signal processors into their hardware and software systems to ensure high voice quality, high completion rate of fax and data transmissions and telephone signaling processing accuracy. Further, we are able to customize our off-the-shelf products to meet our customers’ specific needs, thereby providing them with a complete, integrated solution and enabling them to market their products with a reduced time to market.

Our product strengths:

•

Voice Over Packet signal processors.   Our multi-channel signal processors enable our customers and us to create products that meet the reliability, capacity, size, power consumption and cost requirements needed for building high capacity gateways.

•

Multiple and Comprehensive product lines.   Unlike most of our competitors who focus on either the standards-based open telecommunications architecture market or the proprietary system market, we are able to address both segments. We can do this because we enable our customers to offer multiple applications and address different market segments. For example, our voice over IP communications boards target the open telecommunications architecture market, while our signal processors, modules and voice packetization software target the proprietary system market, our analog and digital media gateways target access, trunking and enterprise applications and our digital media gateways are intended to target wireless, wireline and cable networks.

•

Extensive feature set.   Our products incorporate an extensive set of signal processing functions and features (such as protocols, coders), functionalities (such as H.323, Media Gateway Control Protocol (MGCP), Media Gateway Control (Megaco) and Session Initiated Protocol (SIP)) and implement a complete system. We offer the ability to manage multiple channels of communications working independently of each other, with each channel capable of performing all of the functions required for voice compression, fax and modem transmission, telephone signaling processing and other functions. These functions include voice, fax or data detection, echo cancellation, telephone tone signal detection and generation and other telephony signaling processing.

•

Open architecture.   Our voice over packet communications boards target the open architecture gateway market segment, which enables our customers to use hardware and software products widely available for standards-based open telecommunications platforms. This provides our customers with an improved time to market and the benefits of scalability, upgradeability and enhanced functionality without the need to completely redesign their systems for evolving applications.

•

Various entry level products.   Our wide product range (chips to media gateways and media servers) provides our customers with a range of entry level products. These building blocks enable our customers to significantly shorten their time to market by adding their value added solution.

•

VoIPerfect™ architecture.  Our VoIPerfect architecture serves as the underlying technology platform common to all of our products since 1998. VoIPerfect™ is continuously updated and upgraded with advanced features and functionalities required to comply with constantly evolving standards and protocols. VoIPerfect™ architecture comprises feature-rich VoP digital signal processing, or DSP, software and highly optimized media streaming embedded software, integrated public telephone switched network, or PTSN, signaling protocols and VoIP standard control protocols, provisioning and management engines. Additional features enabling carrier-grade quality and high availability. VoIPerfect™ architecture components are available in AudioCodes’ products at various levels of integration – from the chip level, through peripheral component interconnect Mezzanine Card, or PMC, modules and PCI/compact PCI (cPCI) blades, to high-availability and non-high-availability analog and digital media gateway platforms.

Business Strategy

Our goal is to be the leading provider of enabling technologies and products for the transmission of voice, data and fax over packet networks. The following are key elements in our strategy:

•

Maintain and Extend Technological Leadership.  We capitalize on our competitive edge in voice compression technology and proficiency in designing voice communications systems. In 1995, we co-authored the ITU G.723.1 voice coding standard that was adopted by the Voice Over IP Forum as the recommended standard for use in voice over IP gateways. In 1998, we introduced NetCoder®, a new voice coder that was designed specifically for IP networks.  In 2001, we introduced TrunkPack® 1610, a  cPCI Telephony board supporting PSTN, signaling, MGCP and MEGACO call controls. In 2002, we introduced the Mediant™ 2000 Media Gateway as part of our initiative to provide best-of-breed complete media gateways to our network equipment provider partners.  Also in 2002, we launched our media server product family to support IP-based local access and enhanced services for wireless, cable, voice VPN and IP centrex markets.  We have invested heavily and are committed to continued investment in developing technologies that are key to providing high performance voice, data and fax transmission over packet networks and to be at the forefront of technological evolution in our industry.

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

•

Develop a Network of Strategic Partners.  Part of our strategy has been to sell our products through a variety of strategic partners that can offer our products as part of a full-service solution to their customers.  We expect to further develop our strategic partner relationships with system integrators and other service providers in order to increase our customer base.

•

Acquire Complementary Businesses and Technologies.  We expect to pursue the acquisition of complementary businesses and technologies or the establishment of joint ventures to broaden our product offerings, enhance the features and functionality of our systems, increase our penetration in targeted markets and expand our marketing and distribution capabilities.  As part of this strategy, we acquired the UAS business from Nortel in April 2003 and Ai-Logix in May 2004.

Products

Our products serve to facilitate the transmission of voice, data and fax over packet networks. To date, we have incorporated our algorithms, technologies and systems design expertise in nine product lines:

•

Voice over Packet processors;

•

Media gateway modules;

•

VoIP and VoATM communication boards;

•

Enhanced voice services and contact center solutions;

•

Analog media gateways for toll bypass access and enterprise applications;

•

Digital media gateways with various capacities for wireless (Stretto™), wireline (Mediant™) and cable (Mediant™ Cable);

•

IPmedia™ boards and media gateways for enhanced services and functionalities such as conferencing and messaging (IPmedia™ Platforms);

•

IPmedia™ media servers, which provide various network enhanced services and functionalities such as announcements, conferencing and legal intercept; and

•

SmartWORKS™ voice and data hardware integration boards for the call recording and voice voice/data logging industry.

In addition we continue to offer customers our professional services, which usually involve customization and development projects for customers.

Our products are designed to build on our core technology and competence extending them both vertically (chips inserted into boards, boards inserted into digital media gateways) and horizontally into different applications for different market segments, such as enterprise, wireline, cable and wireless.

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

AudioCodes provides a range of voice over packet processors of voice communications over different types of packet networks, such as IP and ATM. Our processors are used by original equipment manufacturers, known as OEMs, in their products enabling simple development and a significant reduction in time-to-market. Each processor constitutes a full voice band subsystem that includes standards-based low bit rate voice compression, echo cancellation, in-band signaling detection and generation fax transmission and other singaling tones handling.

Media Gateway Modules

Our media gateway modules are medium to high density, multi-protocol modules that allow OEM gateway designers to take full advantage of the complete media gateway functionality inherent in our award winning TrunkPack® architecture, which is installed in millions of lines worldwide. These modules connect as daughter cards onto proprietary OEM carrier boards. The modules convert content into low bit rate packetized voice over IP voice trunking. Their comprehensive feature set and standard interfaces make them an integral building block for high performance, carrier class media gateways by providing fast time to market and a cost effective solution.

The modules follow on the success of our TrunkPack® boards and compact peripheral component interconnect, or PCI, solutions for open standards-based platforms. These modules bridge the gap between AudioCodes’ voice over packet processors, which offer developers maximum design flexibility, and the  communication boards that fit into standard PCI or CompactPCI platforms.

The module product family performs a variety of media gateway functions such as packetization, compression, streaming and protocol processing. The module line also provides superior echo cancellation.

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

Enhanced Voice Services and Contact Center Solutions

Our Ardito™ media gateway boards offer developers of enhanced voice services and contact center solutions the capability to support PSTN infrastructure today and VoIP foundations in the future.

Analog Media Gateways for toll bypass access and enterprise applications

MediaPack™, our analog media gateways for toll bypass access and enterprise applications, empower the next-generation network by providing cost-effective, cutting-edge technology solutions that deliver voice and fax services to the corporate market, small businesses and home offices. Our analog media gateways for access and enterprise applications provide media streaming functionality while being either controlled by a centralized call agent or use on-box VoIP control protocols (H.323, MGCP and SIP). Convergence of data, voice and fax is achieved by a combination of the media gateway with any IP access technology, eliminating the cost of multiple access circuits. This product family utilizes AudioCodes’ experience and superior digital signal processing, or DSP, technology for echo cancellation, voice compression, silence suppression and comfort noise generation.

The MediaPack™ family represents a feature rich product for streaming voice quality with a powerful analog interface supporting all major control protocols such as H323, SIP, MGCP and MEGACO.

Digital Media Gateways with various capacities for wireline (Mediant™,) cable (Mediant™ Cable) and wireless (Stretto™.)  Mediant™ is our family of media gateways for wireline backbone and enterprise networks. The Mediant™ product family offers scalability and functionality. providing a full suite of voice coders standard compliant control protocols and public switched telephone network, or PSTN, signaling interfaces for a variety of wireline media gateway applications in most softswitch control environments.  The Mediant™ family provides carriers with a comprehensive line of different sized gateways. Small or medium-sized gateways enable cost-effective solutions for enterprise or small points of presence, as well as entry into fast growing new and emerging markets. The large gateway scales to central office capacities and is designed to meet carriers’ operational requirements. The entire Mediant™ gateway family shares the same AudioCodes award-winning VoIP media gateway boards, assuring mature, field proven solutions.

The Mediant™ cable access gateway family is our line of packet telephony standards-compliant cable access gateways designed for either hybrid or all IP cable network architecture.   The Mediant cable access gateway enables deployment of advanced packet-based cable telephony at multiple service operators own pace, without costly hardware changes. The Mediant™ cable access gateway can be initially deployed as a V5.2 IP access terminal and then easily migrated by software upgrade to a cable telephony media gateway with external call management provided by a softswitch and an SS7 interface to the PSTN.Our Stretto™ product line is our family of media gateways for the second and third generations of wireless networks. Stretto™ is intended to enable packetization of legacy wireless networks, as well as serving as a voice media gateway in third generation packet enabled architecture. The Stretto™ product family is compatible with popular wireless voice coders and protocols for wireless networks such as code-division multiple access (CDMA), global system for mobile communications (GSM), CDMA2000 and universal mobile telecommunications service (UMTS), and builds on our award winning TrunkPack® architecture, which is installed in millions of lines worldwide.

IPmedia™ Boards and Servers for enhanced services and functionalities such as conferencing and messaging (IPmedia™ Platforms)

The IPmedia™ product family is designed to allow OEMs to provide sophisticated content and services that create revenue streams and customer loyalty through the ability to provide additional services. The IPmedia™ platforms interface both packet (IP or ATM) and switched-circuit telephony modules, while saving space. The IPmedia™ platform provides voice and fax processing capabilities to enable, together with AudioCodes’ partners, an architecture for development and deployment of enhanced services.

IPmedia™ platforms are designed to answer the growing market demand for enhanced voice services over packet networks, particularly network-based applications like unified communications, call recording, and conferencing by carriers and application service providers. IPmedia™ enables our customers to develop and market applications such as: unified communications, interactive voice response, call-centers, conferencing and voice-activated personal assistant. IPmedia™ products are currently offered on our PCI and cCPI boards and on the 2000 series 1U media gateway box (IPmedia™ 2000) and will soon also be available in the recently announced 3000 series 2U gateway platform, featuring IP and ATM interfaces and capabilities.

Universal Audio Server (IPmedia™ Media Server)

The universal audio server is a product that we acquired from Nortel Networks in April 2003. This product has been redesigned, upgraded and integrated into our   IPmedia boards and servers. The universal audio server provides enhanced conferencing, multi-language announcement functionality, lawful intercept capabilities and other media server applications for voice over packet networks.

Element Management System (EMS)

Our Element Management System (EMS), is an advanced solution for centralized, standard-based management of our VoP gateways, covering all areas vital to the efficient operations, administration, management and provisioning of our MediantTM, StrettoTM and MediaPackTM VoP gateways.

Our EMS offers network equipment providers and system integrators fast setup of medium and large VoP networks with the advantage of a single centralized management system that configures, provisions and monitors all of AudioCodes gateways deployed, either as Customer Premises Equipment, access or core network platforms.

Voice and Data Logging Hardware Integration Board Products

SmartWORKS™  The SmartWORKS™ family of products  is our voice and data logging hardware integration board product line.  SmartWORKS™ boards for the call recording and voice voice/data logging industry are compatible with a multitude of Private Branch Exchange, or PBX, telephone system integrations.

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

•

voice communications software;

•

media processing;

•

digital cellular communications technology;

•

VoIP for telephony over cable networks;

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

•

Telephony Signaling Processing.  Various telephony signaling standards and protocols are employed to route calls over the traditional telephone network, some of which use “in-band” methods, which means that the signaling tones are sent over the telephone line just like the voice signal. As a result, in-band signaling tones may have to undergo the compression process just like the voice signal. Most low bit-rate voice coders, however, are optimized for speech signals and exhibit poor tone transfer performance. To overcome this, our processors are equipped with tone detection and tone generation algorithms. To provide seamless transparency between the traditional telephone network and packet networks for signaling, we employ various digital signal processing techniques for efficient tone processing.

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

Media Processing

Our media processing products provide the enabling technology and platforms for developing enhanced service applications for legacy and next generation networks. We have developed media processing technologies such as message recording/playback, announcements, voice coding and mixing and call progress tone detection that enable our customers to develop and offer advanced revenue generating services such as conferencing, network announcements, voice mail and interactive voice response. Our media processing technology and products offer PSTN and packet interfaces to enable flexible deployment options.

Digital Cellular communications technology

Convergence of wireline and wireless networks is becoming a key driver for deployment of voice over packet networks, enabling operators to use common equipment for both networks, thus lowering capital expenditures and operating expenses, while offering enriched services.

Our cellular voice over packet products provide a cost effective solution for these convergence needs, complying with 2G and 3G cellular standards, for GSM/UMTS and CDMA/CDMA2000 networks. These include support for cellular vocoders (concurrently with wireline vocoders), interfaces and protocols. These interfaces and protocols are being defined by special standardization groups (e.g., 3GPP and 3GPP2) and include capabilities such as handling IP, ATM and TDM concurrently, mediation (mobile to mobile calls with no transcoding), support for handoff and lawful intercept and various other cellular-specific capabilities.

VoIP for Telephony over Cable Networks

Telephony over cable networks is characterized by technical challenges due to the intrinsic nature of the cable system which broadcasts across the subscriber network. The cable telephony market is divided into two main standards: softswitch solutions and IP access termina, or IPAT, V5.2 solutions utilizing Class 5 switches. We have developed media gateway technology that is capable of supporting both standards while migration from IPAT solutions to softswitch solutions may be done by a software only upgrade, thus protecting the end customer’s investment. Our technology complies with PacketCable standards including security/encryption technology, support for quality of service, call control and signaling.

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

Sales and Marketing

Our sales and marketing strategy is to achieve design wins with industry leaders in our targeted markets. We specifically target OEMs, network equipment providers, system integrators and distributors. Prospective customers generally must make a significant commitment of resources to test and evaluate our products and to integrate them into larger systems. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new communications equipment. For these reasons, the sales cycles of our products to new customers are often lengthy, averaging approximately six to twelve months after achieving a design win. This time may be further extended because of internal testing, field trials and requests for the addition or customization of features.

We also provide our customers with reference platform designs, which enable them to achieve easier and faster transitions from the initial prototype designs we use in the test trials through final production releases. We believe this significantly enhances our customers’ confidence that our products will meet their market requirements and product introduction schedules.

We market our products in the United States, Europe, Asia, Latin America and Israel primarily through a direct sales force. Marketing managers are dedicated to principal customers to promote close cooperation and communication. Additionally, we market our products in these areas through independent sales representatives and system integrators. We select these independent entities based on their ability to provide effective field sales, marketing communications and technical support to our customers. We have generally entered into a combination of exclusive and non-exclusive sales representation agreements with these representatives in each of the major countries in which we do business. These agreements are typically for renewable 12-month terms, are terminable at will by us upon 90 days notice, and do not commit the sales representative to any minimum sales of our products to third parties. Some of our representatives have the ability to return some of the products they have previously purchased and purchase more up to date models.

Our primary customer base consists of established and emerging communications companies. These include, among others, Nortel Networks, 3Com, Alcatel S.A., Siemens and Verint Systems, Inc.

Historically, we have relied on sales to a few large customers. In 2003, sales to Nortel Networks accounted for 14.3% of our revenues. No other customer accounted for more than 8.0% of our revenues in 2003.

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

We utilize contract manufacturing for substantially all of our manufacturing processes. Until the third quarter of 2002, all of our boards, modules and analog media gateways were assembled by third-party subcontractors in Israel. Since the third quarter of 2002, we have extended our manufacturing capabilities through third party subcontractors in the United States and in China. Our subsidiary, Ai-Logix, utilizes third-party subcontractors in the United States to manufacture its products.

Competition

Competition

Competition in our industry is intense, and we expect competition to increase. Merger and acquisition activity and strategic alliances in our industry have further increased competition. Examples of such recent merger and acquisition activity include the following: Conexant Systems, Inc. has spun off Mindspeed Technologies, Inc. to focus on chips for Voice over Packet among other businesses, Performance Technologies, Inc. has acquired MapleTree Networks, ECI Telecom Ltd.’s NGTS division has merged with NextVerse Networks, Inc. to form Veraz Networks Inc., Tekelec has acquired Santera Systems, Inc., UTStarcom Inc. has acquired the Commworks division of 3Com Corp., among others, Silicon Spice, Inc. was acquired by Broadcom Corporation, Intel Corporation acquired VxTel, Inc., DSP Group acquired VoicePump and NMS Communications Corporation (formerly known as Natural MicroSystems Corporation) acquired InnoMediaLogic, Inc. (IML), Mobilee, Inc., and Lucent Technologies’ voice enhancement and echo cancellation business. Increased competition could result in lower prices for our products, reduced demand for our products and a corresponding reduction in our ability to recover development, engineering and manufacturing costs.

Competitors currently sell products that provide similar benefits to those that we sell.

Our principal competitors in the sale of signal processing chips for Voice over packet include Telogy Networks, a division of Texas Instruments, Broadcom, Infineon, Centillium, Mindspeed, Netergy and VoicePump, a subsidiary of DSP Group. We expect that large manufacturers of generic signal processors, like Motorola, and Agere Systems (formerly the microelectronics division of Lucent Technologies) and Intel (Vxtel) to market competing processors.

Competition for our module level products includes manufacturers of high density Voice over Packet processors that compete with our high density Voice over Packet TrunkPack® Module products and chips. These include semiconductor manufacturers such as Texas Instruments, Mindspeed, and Centillium. Other vendors of module products that compete with our high density module products include Mapletree Networks that was recently acquired by Performance Technologies Inc., and Spectrum Signal Processing Inc.

Our principal competitors in the communications board market include NMS Communications, Dialogic Corporation (an Intel company), Blue Wave Systems (a Motorola Computer Group company), Brooktrout, Inc., Acculab and PIKA Technologies, Inc.

Our principal competitors in the area of analog media gateways (2 to 24 ports) for access and enterprise applications include Cisco Systems Inc., Mediatrix Telecom, Inc., VegaStream Limited, Samsung, Innovaphone AG, Quintum Technologies, Tainet Communication System Corp., Welltech, Ascii Corp, D-Link Systems, Inc., Multitec Inc., Innomedia, OKI, and LG.

Our principal competitors in the area of low density mid and high density digital media gateways include Cisco Systems, Veraz Networks,  Sonus Networks, Nuera, Tekelec, General Bandwidth,  Telica and Commatch. In addition we face competition in mid and high density gateways from internal development at companies such as Nortel, Lucent, Alcatel, Siemens, Huawei, UTstarcom, ZTE and others.

We also face significant competition in the VoIP product market.  Our competitors in this market include telecommunications companies, data communication companies and companies specializing in voice over IP products. Some of our current and potential competitors have greater name recognition, larger installed customer bases and significantly greater financial, technical and marketing resources than we do.  As a result of the ongoing consolidation in our industry, several of our competitors have greater financial, personnel and other resources, offer a broader range of products and services than we do and may be able to respond more quickly to new or emerging technologies or changes in customer requirements, benefit from greater purchasing economies, offer more aggressive pricing or devote greater resources to the promotion of their products. In addition, there can be no assurance that one or more of our competitors will not develop superior products or that such products will not achieve greater market acceptance than our products.

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

In February 2001, we entered into a patent license agreement with a third party. Under the agreement, we agreed to pay the third party quarterly royalty fees until 2008, based on 0.9% to 0.75% of our revenues.

Legal Proceedings

We are not a party to any material legal proceedings.

B.

ORGANIZATIONAL STRUCTURE

List of Significant Subsidiaries

AudioCodes Inc., our wholly-owned subsidiary, is a Delaware corporation.

AudioCodes National Inc., a wholly-owned subsidiary of AudioCodes Inc., is a Delaware corporation.

Ai-Logix Inc., a wholly owned subsidiary of AudioCodes Inc., is a Delaware corporation

AudioCodes Europe  Limited, our wholly-owned subsidiary, is incorporated in England.

C.

PROPERTY, PLANTS AND EQUIPMENT

We lease our main facilities, located in Airport City, Lod, Israel, which currently occupy approximately 111,000 square feet.  We moved into these facilities in February 2004 which enabled us to consolidate all of our operations in Israel into one location. ]

Our direct U.S. subsidiary leases a 8,945 square foot facility in San Jose, California. Our subsidiary has additional offices in Raleigh, Chicago, Boston and Dallas. We also have a leased representative office in Beijing, China and in Tokyo, Japan.

Our indirect U.S. subsidiary, Ai-Logix, Inc., leases a 29,000 square foot facility in Somerset. New Jersey.

We believe that these properties are adequate to meet our current needs. We may need to increase the size of our current facilities, seek new facilities, close certain facilities or sublease portions of our existing facilities in order to address our needs in the future.

Rent expense was $1,652,000 in 2001, $1,713,000 in 2002 and $1,829,000 in 2003. We project that our rent expense for 2004 will be approximately $2,700,000.

ITEM 2.

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

On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition and arrangements with product returns, allowance for doubtful accounts, inventories, structured notes, investments in affiliates and goodwill. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

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

•

Allowance for doubtful accounts;

•

Inventories;

•

Investments in an affiliated company; and

•

Goodwill

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

Revenues from products are recognized in accordance with Staff Accounting Bulletin No. 104 “Revenue Recognition in Financial Statements”, or SAB No. 104, when the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the product has occurred, (iii) the fee is fixed or determinable and (iv) collectability is probable. Determinations related to clauses (iii) and (iv) are based on management’s judgments regarding the fixed nature of the fee charged for products and the collectability of those fees. We have no obligation to customers after the date on which products are delivered, other than pursuant to warranty obligations and any applicable right of return.

We maintain a provision for product returns in accordance with Statement of Financial Accounting Standards No. 48 “Revenue Recognition When Right of Return Exists”, or SFAS No. 48. This provision is based on historical sales and historical product returns. This provision is deducted from revenues, and amounted to $272,000 in 2002 and $294,000 in 2003.

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

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the “moving average cost” method for raw materials, and on the basis of direct manufacturing costs for finished products. We periodically evaluate the quantities on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs and write-down provisions are provided to cover risks arising from slow moving or obsolete items. We wrote-off and wrote-down excess inventory that was expected to be sold at a price lower than the carrying value in the amount of $ 6.2 million in 2001, $ 1.7 million in 2002 and $ 835,000 in 2003.

Investment in an Affiliated Company

During 2000, 2001, 2002 and 2003, we invested an aggregate of $2.0 million in a privately-held company engaged in speech recognition. We currently own approximately 40% of the equity in this company. This investment is accounted for by the equity method and is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable, in accordance with Accounting Principle Board Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock” (“APB No. 18”). As of December 31, 2003, based on management’s most recent analyses, no impairment losses have been identified in connection with this investment.

Goodwill

SFAS No.142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. We recognized $4.3 million of goodwill in 2003 in connection with our acquisition of selected assets of UAS. We expect to recognize additional goodwill in 2004 after a valuation is completed with respect to the assets acquired as a result of our acquisition of Ai-Logix. Goodwill in connection with the UAS and Ai-Logix acquisitions will be reviewed for impairment each year.

B.

OPERATING RESULTS

You should read this discussion with the consolidated financial statements and other financial information included in this Annual Report.

Overview

We design, develop and market enabling technologies and products for the transmission of high quality voice, data and fax over packet networks. Newly developed equipment based on advanced voice communications standards enables packet networks to carry voice and data more efficiently and at a lower cost than traditional telephone networks by using substantially less network capacity. Our line of products is designed to enable our customers to build packet voice networking equipment that provides comparable communication quality to that of traditional telephone networks. Our communication boards are the building blocks for connecting traditional telephone networks with packet voice networks and provide high performance and large capacity on open telecommunications platform-based gateways.  We have continued to broaden our offerings as we have expanded in the last few years from selling chips to boards, subsystems and, most recently, media gateway systems.

In addition, we license our technology to a broad group of companies that manufacture equipment making use of voice compression technology in a variety of markets. Our headquarters are in Airport City, Lod, Israel and we have 8 additional offices worldwide: in San Jose, Boston, Chicago, Dallas, Raleigh, North Carolina, Somerset, New Jersey, Tokyo and Beijing.

In 2001, one customer accounted for 31.7% of our total revenues and our top five customers accounted for 49.0% of our total revenues. In 2002, one customer accounted for 8.9% of our total revenues and our top five customers accounted for 30.2% of our total revenues. In 2003, a different customer accounted for 14.3% of our total revenues and our top five customers accounted for 34.2% of our total revenues. Based on our experience, we expect that our largest customers may change from period to period. If we lose a large customer and fail to add new customers to replace lost revenue our operating results may be materially adversely affected.

Revenues based on the location of our customers for the last three fiscal years are as follows:

	2001	2002	2003
United States	55.5%	40.0%	56.9%
Israel	16.4	11.9	6.8
Europe	9.9	10.7	12.6
Far East	17.9	37.4	23.7
Others	0.3	0.0	0.0
Total	100.0%	100.0%	100.0%

Part of our strategy involves the acquisition of complementary businesses and technologies. Our first strategic acquisition involved the purchase of the UAS product group from Nortel Networks in April 2003. This acquisition added new media server technology and products that we could offer to our customers and provided us with research and development capability in the United States. As a result of our supply agreement with Nortel entered into in connection with this transaction, we significantly increased our sales to Nortel, with sales to Nortel accounting for 14.3% of our revenues in 2003 compared to 1.4% of our revenues in 2002. We expect that sales to Nortel will account for a higher percentage of our revenues in 2004.

We completed a second acquisition in May 2004, acquiring Ai-Logix, a leading provider of advanced voice recording hardware technology. We believe that this acquisition will enhance our board line business and provide an entry into the call recording market and the CTI market by leveraging our VoP expertise with the technology, strategic partnerships and customer base of Ai-Logix.

We believe that prospective customers generally are required to make a significant commitment of resources to test and evaluate our products and to integrate them into their larger systems. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new communications equipment. For these reasons, the sales cycles of our products to new customers are often lengthy, averaging approximately six to twelve months.  As a result, we may incur significant selling and product development expenses prior to generating revenues from sales.

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

The most significant trend that has impacted our business has been the unfavorable economic conditions affecting the communications sector during the past few years.  This trend resulted in a decrease in our revenues from 2000 to 2001 and from 2001 to 2002.  It also resulted in our net losses in 2001, 2002 and 2003.  Sales of products, particularly for applications in converged networks, to OEMs for use by large service providers declined significantly during these periods.  In response to our revenue decreases, we implemented expense control programs to reduce operating expenses, while at the same time we continued to invest in developing products that we believe our customers will need as the economy improves.  We are seeing signs that the economic conditions in our industry may be improving. Our revenues in 2003 exceeded revenues in 2002, and we expect our revenues in 2004 to exceed our revenues in 2003.

Over the past year, the shift from traditional circuit-switched networks to next generation packet-switched networks continued to gain momentum. As data traffic becomes the dominant factor in communications, service providers are building and maintaining converged networks for integrated voice and data services. In addition, underdeveloped markets without basic wireline service in countries such as China and India are beginning to use VoP technology to deliver voice and data services that were previously unavailable. These trends are helping to overcome the downturn in the telecommunications industry that affected us during the previous three years.

Results of Operations

The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2001	2002	2003
Statement of Operations Data:

Revenues	100.0	100.0	100.0
Cost of revenues	61.4	47.8	45.3
Gross profit	38.6	52.2	54.7
Operating expenses:
Research and development, net	38.6	47.9	35.0
Selling and marketing	38.8	52.6	32.9
General and administrative	14.1	12.3	9.2
Total operating expenses	91.5	112.8	77.1
Operating (loss)	(52.9)	(60.6)	(22.4)
Equity in losses of affiliated company	2.1	1.1	1.0
Financial income, net	17.9	9.6	4.3
(Loss) before income taxes	(37.1)	(52.1)	(19.1)
Income taxes	-	-	-
Net (loss)	(37.1)%	(52.1)%	(19.1)%

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenues.  Total revenues increased 62.7% to $44.2 million in 2003 from $27.2 million in 2002. This increase was primarily due to a growing momentum in the shift from traditional circuit-switched networks to next generation packet-switched networks, as well as an increase of $6.3 million in sales to Nortel Networks, primarily as a result of our acquisition of the UAS product group from Nortel.

Gross Profit.   Cost of revenues includes the manufacturing cost of hardware, quality assurance, overhead related to manufacturing activity and technology licensing fees payable to third parties. Gross profit increased 70.6% to $24.2 million in 2003 from $14.2 million in 2002. Gross profit percentage increased to 54.7% in 2003 from 52.2% in 2002.  The increase in gross profit percentage resulted primarily from a reduction in inventory write-offs and write-downs which are included in the cost of revenues.  These write-offs and write-downs were $835,000 in 2003 compared to $1.7 million in 2002.  In addition, gross profit percentage benefited from manufacturing overhead being spread over a larger sales base.

Research and Development Expenses.   Research and development expenses consist primarily of compensation and related costs of employees engaged in ongoing research and development activities, development-related raw materials and the cost of subcontractors. Research and development expenses increased 18.8% to $15.5 million in 2003, from $13.0 million in 2002 and decreased as a percentage of total revenues to 35.0% in 2003 from 47.9% in 2002. The increase in research and development expenses in 2003 was primarily due to additions to our research and development personnel resulting from the acquisition of the UAS product group from Nortel Networks. We expect that research and development expenses will continue to increase in absolute dollar terms as a result of our continued development of new products.

Sales and Marketing Expenses.   Sales and marketing expenses consist primarily of compensation for sales and marketing personnel, as well as exhibition, travel and related expenses. Sales and marketing expenses increased 1.7% in 2003 to $14.5 million from $14.3 million in 2002. As a percentage of total revenues, sales and marketing expenses decreased to 32.9% in 2003 from 52.6% in 2002. The increase in sales and marketing expenses was primarily due to an increase in sales and marketing personnel and associated expenses. We expect that sales and marketing expenses will continue to increase in absolute dollar terms, as a result of an expected increase in our sales force and marketing activities.

General and Administrative Expenses.   General and administrative expenses consist primarily of compensation for finance, human resources, general management, rent, network and information systems and bad debt reserve, as well as insurance and professional services expenses. General and administrative expenses increased 21.3% to $4.1 million in 2003 from $3.4 million in 2002. As a percentage of total revenues, general and administrative expenses decreased to 9.2% in 2003 from 12.3% in 2002. The increase in general and administrative expenses was primarily due to expenses related to our moving into our new premises in Israel. We expect that general and administrative expenses will increase in absolute dollar terms to support our expected growth.

Equity in losses of Affiliated Company.   Equity in losses of an affiliated company were $429,000 in 2003 compared to $300,000 in 2002.  During 2003, we increased our ownership in this company to 40% and adopted the equity method of accounting.  Prior year results have been adjusted to reflect this investment at equity.

Financial Income, Net.   Financial income consists primarily of interest derived on cash and cash equivalents and short-term investments, net of bank charges. Financial income in 2003 was $1.9 million compared with financial income of $2.6 million in 2002. The $740,000 decrease in financial income was primarily due to lower interest rates on cash, cash equivalents, and short-term investments and, to a lesser extent, a reduction in cash reserves.

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

General and Administrative Expenses.   General and administrative expenses consist primarily of compensation for finance, human resources, general management, rent, networks and information systems and bad debt reserve, as well as insurance and professional services expenses. General and administrative expenses decreased 33.5% to $3.4 million in 2002 from $5.0 million in 2001. As a percentage of total revenues, general and administrative expenses decreased to 12.3% in 2002 from 14.1% in 2001. The $1.6 million decrease in general and administrative expenses was primarily due to a decrease of $899,000 in bad debt expenses in 2002 and the implementation by us of a wage reduction for all employees.

Equity in Losses of Affiliated Company.   Equity in losses of an affiliated company were $300,000 in 2002. During 2003 we increased our ownership in this unrelated company to 40% and adopted the equity method of accounting.  All prior year results have been adjusted to reflect the investment at equity. In 2001, we took a write-down of $750,000 due to lower market valuation of this company.

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

In 2003, the rate of inflation (–1.9%) exceeded the rate of devaluation of the New Israeli Shekel against the dollar (–7.6%) by 5.7%. In 2002 and in 2001, the rate of devaluation of the New Israeli Shekel against the dollar exceeded the rate of inflation by 0.8% and 7.9% respectively.

Effective Corporate Tax Rate

Our production facilities have been granted approved enterprise status under the Law for Encouragement of Capital Investments, 1959, and consequently are eligible for certain tax benefits for the first several years in which they generate taxable income. The income derived from our facilities, which were granted approved enterprise status is exempt from income tax in Israel for two or four years commencing in the year in which the specific approved enterprise first generates taxable income. Following such two or four year period, the approved enterprises are subject to corporate tax at a reduced rate of 10% to 25% for the following six or eight years.

In the event that we operate under more than one approval or that our capital investments are only partly approved, our effective tax rate will be a weighted combination of the various applicable tax rates. See note 10 of the consolidated financial statements.

On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of “controlled foreign corporation” was introduced, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiaries if the subsidiaries’ primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

C.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations for the last three years from the proceeds remaining from prior sales of equity securities.  As of December 31, 2003, we had $48.9 million in cash and cash equivalents and $50.3 million in long-term bank deposits and structured notes. We used $10.0 million of our cash in connection with the acquisition of Ai-Logix in May 2004.  We are required to make an additional payment in 2005 based on the revenues of the Ai-Logix business in 2004. We currently estimate that this additional payment will be approximately $10 million. This payment may be made, at our option, in cash or by issuance of our ordinary shares. In addition, we may be required to make contingent cash payments of up to $12.5 million to Nortel in 2004 based on the amount of orders for UAS products by Nortel. These contingent payments will be offset against related revenues earned by us from these orders.

Our operating activities used cash in the amount of $6.5 million in 2003, primarily due to our net loss and an increase in trade receivables, which were partially offset by depreciation expenses and an increase in other accounts payable and accrued expenses. Our operating activities used cash in the amount of $11.7 million in 2002, primarily due to our net loss and a decrease in other accounts payables, which were partially offset by depreciation expenses and a decrease in inventories. In 2001, our operating activities used cash in the amount of $5.2 million, primarily due to our net loss and a decrease in trade and other payables, which were partially offset by a decrease in trade receivables and inventories.

In 2003, our investing activities provided cash in the amount of $6.1 million primarily due to proceeds from short-term deposits, which were partially offset by investment in long-term deposits and payments of $4.4 million in connection with the acquisition of the UAS product group. In 2002, our investing activities provided cash in the amount of $13.3 million primarily due to proceeds from short-term deposits. In 2001, our investing activities provided cash in the amount of $51.3 million primarily due to proceeds from short-term bank deposits. Our capital expenditures were $2.0 million in 2003, $2.1 million in 2002, and $3.2 million in 2001. The majority of our capital investment has been for testing equipment, an enterprise resources planning system, computers, peripheral equipment, software, office furniture and leasehold improvements. We used working capital to finance these expenditures.

In 2003, financing activities provided $1.4 million due to proceeds of the sale of stock under our Employee Stock Purchase Plan and the exercise of options to repurchase our ordinary shares, partially offset by $215,000 used to repurchase our ordinary shares. In 2002, financing activities used $3.9 million to repurchase our ordinary shares, partially offset by $757,000 from the proceeds of the sale of stock under our Employee Stock Purchase Plan and the exercise of options. In 2001, financing activities used $6.4 million to repurchase our ordinary shares, partially offset by $846,000 from the proceeds of stock options exercised.

We anticipate that our operating expenses will be a material use of our cash resources for the foreseeable future. We may also need to use cash to satisfy obligations in connection with the UAS and Ai-Logix acquisitions. We believe that our current working capital is sufficient to meet our present cash requirements. Part of our strategy is to pursue acquisition opportunities. If we do not have available sufficient cash to finance our operations and the completion of one or more acquisitions, we may be required to obtain additional debt or equity financing. We cannot be certain that we will be able to obtain, if required, additional financing on acceptable terms or at all.

Repurchase of Shares

In January 2001, our board of directors authorized us to repurchase up to 2,000,000 of our ordinary shares, and in April 2002, our board authorized the repurchase of an additional 2,000,000 of our ordinary shares, all subject to the discretion of our management. In 2001, we purchased 1,774,800 of our ordinary shares for an aggregate purchase price of approximately $6,401,000. In 2002, we purchased 2,079,139 of our ordinary shares for an aggregate purchase price of approximately $4,703,486. In 2003, we purchased 88,200 of our ordinary shares for an aggregate purchase price of approximately $ 215,321.

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

D.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and Development

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing products and to develop new ones. We are developing more advanced communications boards and analog and digital media gateways for carrier and enterprise applications. Our platforms will feature increased trunk capacity, new functionalities, enhanced signaling software and compliance with new control protocols. As of December 31, 2003, 145 of our employees were engaged primarily in research and development on a full-time basis. We also employed 22 persons on a part-time basis.

Our research and development expenses were $15.5 million in 2003 compared to $13.0 million in 2002 and $13.8 million in 2001. From time to time we have received royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the OCS, and the Israel-U.S. Binational Research and Development Foundation. As a recipient of grants from the OCS, we are obligated to perform all manufacturing activities for projects subject to the grants in Israel unless we receive an exemption. Know-how from the research and development which is used to produce products may not be transferred to third parties without the approval of the OCS. This approval is not required for the export of any products resulting from such research or development. Through December 31, 2003, we had obtained grants from the OCS aggregating $ 435,000 for certain of our research and development projects. We are obligated to pay royalties to the OCS, amounting to 3%-3.5% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, linked to the U.S. dollars and bearing interest at the rate of LIBOR at the time of grant. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

Law for the Encouragement of Industrial Research and Development, 5744-1984

Under the Law for the Encouragement of Industrial Research and Development, 5744-1984 (the  “Research Law”) and the Instructions of the Director General of the Ministry of Industry, Trade and Labor, research and development programs and the plans for the intermediate stage between research and development, and manufacturing and sales approved by a governmental committee of the Office of Chief Scientist, or OCS (the  “Research Committee”) are eligible for grants of up to 50% of the project’s expenditure if they meet certain criteria.  These grants are issued in return for the payment of royalties from the revenues derived from the sale of the product developed in accordance with the program, as follows: 3% of revenues during the first three years, 4% of revenues during the following three years, and 5% of revenues in the seventh year and thereafter, with the total royalties not to exceed 100% of the dollar value of the OCS grant (or in some cases up to 300%).  Following the full payment of such royalties, there is no further liability for payment.

The Israeli government further generally requires that products developed with government grants be manufactured in Israel.  However, in the event that any portion of the manufacturing is not conducted in Israel, if approval is received from the OCS, we would be required to pay royalties that are adjusted in proportion to the manufacturing conducted outside of Israel as follows: when the manufacturing is performed outside of Israel by us or an affiliate company, the royalties are to be paid as described above with the addition of 1%, and when the manufacturing outside of Israel is not performed by us or an affiliate, the royalties paid shall be equal to the ratio of the amount of grant received from the OCS divided by the amount of grant received from the OCS and the investments made by us in the project.  The payback will also be adjusted to 120%, 150% or 300% of the grant, if the portion of manufacturing that is performed outside of Israel is up to 50%, between 50% and 90%, or more than 90%, respectively.

The technology developed pursuant to the terms of these grants may not be transferred to third parties without the prior approval of the Research Committee. This approval is not required for the export of any products resulting from sponsored research or development.  Approval of the transfer of technology may be granted only if the recipient abides by all the provisions of the Research Law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased.  We are subject to various provisions of the Research Law and the regulations promulgated thereunder.

In order to meet specified conditions in connection with the grants and programs of the OCS, we have made representations to the Israel government about our future plans for our Israeli operations.  From time to time the extent of our Israeli operations have differed and may in the future differ, from our representations.  If, after receiving grants, we fail to meet the conditions to those grants, including, the maintenance of a material presence in Israel, or if there is any material deviation from the representations made by us to the Israeli government, we could be required to refund the grants previously received  (together with an adjustment based on the Israeli consumer price index and an interest factor) and would likely be ineligible to receive OCS grants in the future.

Each application to the OCS is reviewed separately, and grants are based on the program approved by the Research Committee.  Expenditures supported under other incentive programs of the State of Israel are not eligible for OCS grants. As a result, we cannot be sure that applications to the OCS will be approved or, if approved, that we will receive the amounts that we apply for.

Recent Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. The Interpretation provides that a development stage entity is not a variable interest entity if it can be demonstrated that the equity invested in the entity is sufficient to permit it to finance the activities it is currently engaged in and provisions in the entity’s governing documents and contractual arrangements allow additional equity investments. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period end after December 15, 2003. As of December 31, 2003, we do not expect the adoption of FIN 46 to have a material impact on our consolidated financial statements.

E.

TREND INFORMATION

The most significant trend that has impacted our business has been the unfavorable economic conditions that affected the communications sector during the past few years.  This trend resulted in a decrease in our revenues from 2000 to 2001 and from 2001 to 2002.  It also resulted in our net losses in 2001, 2002 and 2003.  Sales of products, particularly for applications in converged networks, to OEMs for use by large service providers declined significantly during these periods.  In response to our revenue decreases, we implemented expense control programs to reduce operating expenses, while at the same time we continued to invest in developing products that we believe our customers will need as the economy improves.  We are seeing signs that the economic conditions in our industry may be improving. Our revenues in 2003 exceeded our revenues in 2002, and we expect our revenues in 2004 to exceed our revenues in 2003.

Over the past year, the shift from traditional circuit-switched networks to next generation packet-switched networks continued to gain momentum. As data traffic becomes the dominant factor in communications, service providers are building and maintaining converged networks for integrated voice and data services. In addition, underdeveloped markets without basic wireline service in countries such as China and India are beginning to use VoP technology to deliver voice and data services that were previously unavailable. These trends are helping to overcome the downturn in the telecommunications industry that affected us during the previous three years.

In 2003, we continued to experience pressure to shorten our lead times in supplying products to customers. Some of our customers are implementing “demand pull” programs by which they only purchase our product very close to the time if not simultaneously with the time they plan to sell their product. We are increasing our sales efforts in new markets, such as Latin America and Eastern Europe. We have introduced system level products, and new applications in our product lines. We are still experiencing low visibility into customer demand for our products and our ability to predict our level of sales.

F.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any “off-balance sheet arrangements” as this term is defined in Item 5E of  Form 20-F.

G.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2003, our contractual obligations were as follows (in thousands):

	PAYMENTS DUE BY PERIOD

		LESS THAN 1
	TOTAL	YEAR	1-3 YEARS	4-5 YEARS	AFTER 5 YEARS

Rental and lease commitments	20,289	2,618	5,204	4,124	8,343

Total cash obligations	20,289	2,618	5,204	4,124	8,343

Our obligation for accrued severance pay under Israel’s Severance Pay Law as of December 31,2003 was $ 3.99 million, of which $ 3.62 million was funded through deposits into severance pay funds, leaving a net obligation of approximately $370,000.

ITEM 2.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information with respect to our directors, senior executive officers and key employees at May 31, 2004:

Name	Age	Position
Shabtai Adlersberg	51	Chairman of the Board, President and Chief Executive Officer
Nachum Falek	33	Vice President, and Chief Financial Officer
Eyal Frishberg	45	Vice President, Operations
Dr. Yoram Stettiner	46	Vice President, Advanced Technologies and Technology Group
Eli Nir	37	Vice President, Research and Development
Lior Aldema	38	Vice President, Marketing and Product Management
David Sullivan	47	Vice President, U.S. Sales
Ben Rabinowitz	37	Vice President, Systems Group
Yehuda Hershkowitz	37	Vice President, Systems
Tal Dor	35	Vice President, Human Resources
David Furstenberg	56	Vice President, Global Sales
Moshe Tal	50	President and Chief Executive Officer, Ai-Logix Inc.
Joseph Tenne	48	Director
Dana Gross	37	Director
Dr. Eyal Kishon	44	Director
Doron Nevo	48	Director

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

Nachum Falek joined AudioCodes in April 2000 and became our Vice President, and Chief Financial Officer in November 2003.  From 2000 to 2003 he served as Director of Finance. Prior to joining AudioCodes, Mr. Falek served as Controller at ScanVec-Amiable Ltd.  From 199_ to 1999, he was a Manager at Ernst & Young in Israel.  Mr. Falek holds a B.A. degree in Accounting and Economics from University of Haifa, M.B.A from Tel Aviv University, and is a licensed CPA in Israel.

Eyal Frishberg has served as our Vice President, Operations since October 2000. From 1997 to 2000 Mr. Frishberg served as Associate Vice President, SDH Operations in ECI Telecom, a major telecommunication company. From 1987 to 1997 Mr. Frishberg worked in various operational positions in ECI Telecom including as manager of ECI production facility and production control. Mr. Frishberg worked from 1994 until 1997 for ELTA company, part of IAI (Israeli Aviation Industries) in the planning and control department. Mr. Frishberg holds a B.Sc. in Industrial Engineering from Tel Aviv University and an M.B.A from Ben-Gurion University of the Negev.

Dr. Yoram Stettiner has served as our Vice President, Advanced Technologies since 2000. From 1997 to 2000, Dr. Stettiner served as Vice President, Business Development. From 1996 to 1997, Dr. Stettiner served as Director of Advanced Technologies. From 1995 to 1996, Dr. Stettiner led a Research and Development team at Libit Signal Processing Ltd., a communications company (now the Cable division of Texas Instruments), as Director of Wireless Communications. From 1992 to 1995, Dr. Stettiner founded and headed the Signal Processing and Algorithms department at Nexus Telocation Systems Ltd., a communications company. From 1987 to 1990, Dr. Stettiner developed various speech processing algorithms at DSP Group, Inc. Dr. Stettiner holds a D.Sc. degree from the Technion, an M.Sc. from Tel Aviv University (both in the area of speech processing), and a B.Sc. from the Technion.

Eli Nir has served as our Vice President, Research and Development since April 2001. He has been employed by us since 1996, when he founded and headed our System Software Group in our research and development department. Prior to 1996, Mr. Nir served as an officer in the Technical Unit of the Intelligence Corps of the Israeli Defense Forces (Major), heading both operational units and large development groups mostly related to digital processing. Mr. Nir holds an M.B.A. (Finance) and an M.Sc. from Tel Aviv University in the area of Digital Speech Processing and a B.Sc. from the Technion.

Lior Aldema has served as our Vice President, Product Management since January 2002. Mr. Aldema has also served as our Vice President Marketing since February 2003. He has been employed by us since 1998, when he was team leader and later headed our System Software Group in our research and development department. Prior to 1998, Mr. Aldema served as an officer in the Technical Unit of the Intelligence Corps of the Israeli Defense Forces (Major), heading both operational units and large development groups related to various technologies and headed one of the largest projects conducted in the IDF and executed by the Israeli Defense industry corporations. Mr. Aldema holds an M.B.A. (Finance and Marketing) with distinction from Tel Aviv University and a B.Sc. with distinction from the Technion (Dean’s list).

David Sullivan joined us in April 1998 and became our Vice President of Sales and Support for North America in April 2001. From 1995 to 1998, Mr. Sullivan held a variety of sales, marketing and management positions at BBN Planet Corporation (Verizon) and WorldCom. From 1990 to 1995, he served as Director of Sales for Sync Research, a communications company. From 1982 to 1990, Mr. Sullivan was a branch manager for AT&T Computer systems. Mr. Sullivan earned a B.A. in Business Administration from Eastern Washington University.

Ben Rabinowitz joined us in December, 1999 and became our Vice President of the Systems Group in March 2002. From 1998 to 1999, Mr. Rabinowitz served as Director for Product Marketing at Westell Inc., a broadband access company. From 1997 to 1998, Mr. Rabinowitz served as Senior Director within the strategy practice of TSC, a technology consulting firm. Mr. Rabinowitz also served as a Senior Consultant at Ernst & Young from 1994 to 1997 and provided consulting services to telecommunications companies. Mr. Rabinowitz holds an M.B.A. from Georgetown University.

Yehuda Hershkovits has served as our Vice President, Systems Group since 2003. From 2001 to 2003, Mr. Hershkovits served as our Vice President, Advanced Products. From 2000 to 2001, Mr. Hershkovits served as our Director of Advanced Technologies. From 1994 to 1998 and during 1999, Mr. Hershkovits held a variety of research and development positions at ART, Ltd., a voice and handwriting recognition company, heading ART’s research and development from 1999 to 2000 as Vice President, Research and Development. From 1998 to 1999, Mr. Hershkovits developed various wireless communication algorithms at Comsys, a telecommunications company.  Mr. Hershkovits holds an M.Sc. and a B.Sc. (summa cum laude), from the Technion both in the area of telecommunications.

Tal Dor has served as our Vice President of Human Resources since March, 2000. For more than three years prior to March 2000, Ms. Dor acted as a consultant in Israel to, among others, telephone and cable  businesses, as well as health and social service organizations. Ms. Dor received a  B.A. in psychology, from Ben-Gurion University of the Negev and an M.A in psychology from Tel Aviv University.

Moshe Tal joined us in May 2004 in connection with the acquisition of Ai-Logix, Inc. and serves as the President and CEO of our Ai-Logix subsidiary.  Mr. Tal co-founded  Ai-Logix, Inc. in 1991, and has served as its President and CEO since 1998. Mr. Tal has more than twenty-five years of product design and engineering experience, principally associated with analog and digital signal processing technologies.  Mr. Tal holds a B.Sc. in Electronic Engineering from Tel Aviv University. He also served in the Israeli Navy as a Submarine Communication System Technician.

David Furstenberg joined AudioCodes in February 2004 as our Vice President, Global Sales. From  1999 to 2003, Mr. Furstenberg served in a variety of senior management, sales, business development and crisis management positions at Comverse Technology Inc., a voice mail and telecommunication value added service provider.  From 1996 to 1998,  Mr. Furstenberg served as the CEO and President of VISTA Computer Vision Ltd., an Israel Aircraft Industries (IAI) subsidiary company selling automated visual surface inspection systems.

Joseph Tenne has served as one of our directors since June 2003.  Mr. Tenne is currently the Chief Financial Officer of Treofan Germany GmbH & Co. KG a German company engaged in the development, production and marketing of oriented polypropylene films, which are mainly used in the food packaging industry.  Treofan is a subsidiary of Dor Chemical Ltd., an Israeli company whose shares are traded on The Tel-Aviv Stock Exchange.  From 1978 to July 2003 Mr. Tenne has been affiliated in various capacities with Kesselman & Kesselman, Certified Public Accountants in Israel and a member of PricewaterhouseCoopers International Limited. From January 1997 to July 2003, he was a partner in Kesselman & Kesselman.  Mr. Tenne received a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University Mr. Tenne is also a Certified Public Accountant in Israel.

Dana Gross has served as one of our directors since June 2000. Ms. Gross has served as Chief Marketing Officer of M-Systems Flash Disk Ltd. since April 2000, and as a director of M-Systems since September 2000. Prior to that, Ms. Gross served as Executive Vice President of the DiskOnChip business unit of M-Systems from 2000 and as Vice President of Worldwide Sales of M-Systems from 1998 until April 2000. Ms. Gross joined M-Systems in July 1992 as Vice President of Operations and became Chief Financial Officer in 1994, President of M-Systems Inc. in 1995 and Executive Vice President of Business Development in 1997. Ms. Gross received a B.Sc. in Industrial Management Engineering (with honors) from Tel Aviv University in 1992 and an M.B.A. degree from San Jose State University in 1997.

Dr. Eyal Kishon has served as one of our directors since 1997. Since 1996, Dr. Kishon has been Managing Partner of Genesis Partners, an Israel based venture capital fund. From 1993 to 1996, Dr. Kishon served as Associate Director of Dovrat-Shrem/Yozma-Polaris Fund Limited Partnership. In his capacity as Managing Partner of Genesis, Dr. Kishon serves as a director of VCON Telecommunications Ltd., a video conferencing technology company.  From 1991 to 1992, Dr. Kishon was a Research Fellow in the Multimedia Department of IBM Science & Technology. From 1989 to 1991, Dr. Kishon worked in the Robotics Research Department of AT&T Bell Laboratories. Dr. Kishon received a B.A. in Computer Science from the Technion and an M.Sc. and a Ph.D. in Computer Science from New York University.

Doron Nevo has served as one of our directors since 2000. From 1996 to 1999, Mr. Nevo served as President and CEO of NKO, Inc. Mr. Nevo established NKO in early 1995 as a startup subsidiary of Clalcom, Ltd. NKO designed and developed a full scale carrier grade IP Telephony system platform and established its own IP network. From 1992 to 1996 Mr. Nevo was President and CEO of Clalcom Ltd. Mr. Nevo established Clalcom in 1992 as a fax service provider in Israel. Mr. Nevo is President and CEO of KiloLambda Technologies, Ltd. an optical subsystems company. He also serves on the board of a number of companies such as: Utility Wireless Corp. (a manufacturer of radio frequency sub-systems), Elcom Technologies (manufacturer of Satcom and Digital Radio synthesizers), Notox, Ltd. (a biotech company) and Cellaris, Ltd. (a new materials company). Mr. Nevo received a B.Sc. in Electrical Engineering from the Technion and an M.Sc. in Telecommunications Management from Brooklyn Polytechnic.

In 1999, the four “groups” that then comprised our principal shareholders entered into a shareholders’ agreement.  The shareholders’ agreement provides that as long as a group owns at least 7.5% of our outstanding shares, it shall be entitled to nominate candidate directors and shall be required to vote in favor of the nominees of the other principal shareholder groups who own at least 7.5% of our outstanding shares. As of March 1, 2004, to our knowledge, only two of the four groups (Shabtai Adlersberg and Leon Bialik, who are each a “group” for purposes of the shareholders’ agreement), still own over 7.5% each of our outstanding shares.  During 2003, none of our directors were elected as a result of the provisions of the shareholders’ agreement.

B.

COMPENSATION

The aggregate direct remuneration paid to all 16 persons who served in the capacity of director or senior executive officer during the year ended December 31, 2003 was approximately $1,108,105, including $64,772 which was set aside for pension and retirement benefits. This does not include amounts expended by us for automobiles made available to our officers, expenses (including business, travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

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

A summary of our stock option activity and related information for the years ended December 31, 2001, 2002 and 2003 for all 16 persons who served in the capacity of director or senior executive officer during the year ended December 31, 2003 is as follows:

	2001		2002		2003
		Weighted		Weighted		Weighted
	Number	Average	Number	Average	Number	Average
	Of Options	Exercise Price	of Options	Exercise Price	of Options	Exercise Price

Outstanding at the beginning of the year	835,900	$7.66	1,078,634	$8.13	1,235,686	$7.58
Granted	631,334	$4.30	230,052	$2.85	325,500	$6.64
Cancelled	-	-	-	-	-	-
Exercised	(388,600)	$0.90	(73,000)	$0.86	(34,484)	$3.09

Outstanding at the end of the year	1,078,634	$8.13	1,235,686	$7.58	1,526,702	$7.48

As of December 31, 2003, options to purchase 699,843 ordinary shares were exercisable at an average exercise price of $9.08 per share.

C.

BOARD PRACTICES

Independent Directors; Internal Auditor

Under the Israeli Companies Law, Israeli companies that have offered securities to the public in or outside of Israel are required to appoint at least two “outside” directors. Doron Nevo and Dr. Eyal Kishon are our outside directors. Under the requirements for listing on the Nasdaq National Market, we will be required by July 31, 2005 to have a majority of our directors be independent as defined by Nasdaq rules.  Doron Nevo, Dr. Eyal Kishon, Dana Gross and Joeseph Tenne  are independent directors for purposes of the Nasdaq rules.

To qualify as an outside director under Israeli law, an individual or his affiliates may not have, and may not have had at any time during the previous two years, any affiliation with the company or its affiliates, as such terms are defined in the Companies Law. In addition, no individual may serve as an outside director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an outside director or are likely to interfere with his or her ability to serve as a director. For a period of two years from termination from office, a former outside director may not serve as a director or employee of the company or provide professional services to the company for consideration.

The outside directors must be elected by the shareholders, including at least one-third of the shares of non-controlling shareholders voted on the matter. However, the outside directors can be elected by shareholders without this one-third approval if the total shares of non-controlling shareholders voted against the election do not represent more than one percent of the voting rights in the company. The term of an outside director is three years and may be extended for one additional three-year term. An outside director can be removed from office only under very limited circumstances. Each committee of a company’s board of directors is required to include at least one outside director. If, at the time outside directors are elected, all current members of the board of directors are of the same gender, then at least one outside director must be of the other gender.

Under the Companies Law and the requirements for listing on the Nasdaq National Market, our board of directors is required to appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the outside directors. The audit committee consists of three members: Dr. Eyal Kishon, Doron Nevo and Joseph Tenne. The audit committee may not include the chairman of the board, a controlling shareholder and the members of his immediate family or any director who is employed by the company or provides services to the company on a regular basis. Under Israeli law, the role of the audit committee is to examine flaws in our business management, in consultation with the internal auditor and the independent accountants, and to propose remedial measures to the board. The audit committee also reviews for approval transactions between the company and office holders or interested parties, as described below.

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

Our board of directors appointed Dr. Eyal Kishon and Dana Gross to serve on the compensation committee of the board of directors.

Pursuant to our articles of association, our directors were classified into three classes (classes I, II and III). The members of each class of directors and the expiration of the term of office is as follows:

Dana Gross	Class I	2004
Joseph Tenne	Class II	2005
Shabtai Adlersberg	Class III	2006

Our outside directors under the Companies Law, Doron Nevo and Dr. Eyal Kishon, are not members of any class and serve in accordance with the provisions of the Companies Law.

D.

EMPLOYEES

As of December 31, 2003, we employed a total of 328 persons worldwide, including 145 in research and development, 119 in sales and marketing, technical service and support, 19 in management and administration and 45 in operations. 50 of our employees are based in the United States, primarily in Raleigh, North Carolina, one in Japan, one in the United Kingdom, one in France and 10 in Beijing, China. In addition, as of December 31, 2003, we employed an additional 24 part-time employees. The growth in the number of employees during 2003 was attributable mainly to growth in our research and development team, and sales personnel.

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

Although not legally required, we regularly contribute to a “Manager’s Insurance” fund or to a privately managed pension fund on behalf of our employees located in Israel. These funds provide employees with a lump sum payment upon retirement (or a pension, in case of a pension fund) and severance pay, if legally entitled thereto, upon termination of employment. We provide for payments to a Manager’s Insurance Fund and pension fund contributions in the amount of 13.3% of an employee’s salary on account of severance pay and provident payment or pension, with the employee contributing 5.0% of his salary. We also pay an additional amount of up to 2.5% of certain of our employees’ salaries in connection with disability payments. In addition, we administer an Education Fund for our Israeli employees and pay 7.5% of these employees’ salaries thereto, with the employees contributing 2.5% of their salary.

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

E.

SHARE OWNERSHIP

The following table sets forth the share ownership and outstanding number of options of our directors and officers as of March 1, 2004:

Name	Total Shares Beneficially Owned	Percentage of Ordinary Shares	Number of Options
Shabtai Adlersberg	4,940,683	13.0	358,718
Nachum Falek	*		*
Eyal Frishberg	*		*
Dr. Yoram Stettiner	*		*
Eli Nir	*		*
Ben Rabinowitz	*		*
David Sullivan	*		*
Lior Aldema	*		*
Yehuda Hershowitz	*		*
Tal Dor	*		*
David Furstenberg	*		*
Moshe Tal	*		*
Joseph Tenne	*		*
Dana Gross	*		*
Dr. Eyal Kishon	*		*
Doron Nevo	*		*

__________

*Less than one percent.

The officers and directors have the same voting rights as the other shareholders.

The following table sets forth information with respect to the options to purchase our ordinary shares held by Mr. Adlersberg as of March 1, 2004:

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

Employee Share Option Plans

In 1999, our board restated three 1997 Employee Share Option Plans for our Israeli employees, officers, directors and consultants and two 1997 Share Option Plans for our U.S. employees, officers, directors and consultants. Additionally, in 1999 our board adopted an Employee Share Option Plan for our Israeli employees, officers, directors and consultants, and an Employee Share Option Plan for our U.S. employees, officers, directors and consultants. The terms of the 1999 Plans are substantially the same as those of the 1997 Plans, but have reduced the exercise period from 10 to 7 years. The board has the ability to grant options with longer or shorter terms. The terms of the 1999 Plans have been modified slightly since they were adopted and in 2003, the Israeli Plan was changed to conform to amendments to the Israeli income tax law.

As of December 31, 2003, options to purchase a total of 6,833,829 shares are outstanding under the 1997 and 1999 Israeli Plans and options to purchase a total of 1,636,118 shares are outstanding under the 1997 U.S. Plan. In addition, a reserve of 752,448 shares has been made available for grant under the 1999 Israeli Plan and a reserve of 591,100 shares has been made available for grant under the 1999 U.S. Plan. However, subject to our board deciding otherwise, each year on July 1, starting with July 1999, the number of shares that will be made available for grant under both of the 1999 Plans, will be automatically increased to that number of shares that is equal to 5% of our outstanding share capital on such a date.

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

ITEM 3.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

To our knowledge, (A) we are not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government and (B) there are no arrangements, the operation of which may at a subsequent date result in a change in control of AudioCodes. The following table sets forth, as of December 31, 2003, the number of our ordinary shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding ordinary shares, and (ii) all of our directors and senior executive officers as a group.

Identity of Person or Group	Amount Owned	Percent of Class
Shabtai Adlersberg(1)	5,154,798	13.6%
Leon Bialik(2)	4,593,722	12.1%
DSP Group, Inc.(3)	4,450,672	11.8%
FMR Corp.(4)	2,763,830	7.3%
All directors and senior executive officers as a group (16 persons)(5)	5,889,946	15.3%

__________

(1)

Includes options to purchase 216,359 shares, which may be purchased pursuant to options exercisable within sixty days following December 31, 2003.

(2)

Includes options to purchase 244,000 shares, which may be purchased pursuant to options exercisable within sixty days following December 31, 2003.

(3)

Information is derived from a Schedule 13G, dated January 9, 2004, of DSP Group, Inc. filed with the Securities and Exchange Commission.  In an amendment filed on February 10, 2004, DSP Group, Inc. indicated that it beneficially owned 2,450, 672 shares. The address of DSP Group, Inc. is 3120 Scott Boulevard, Santa Clara, California 95054.

(4)

Information is derived from the joint statement on Schedule 13G, dated February 17, 2004, of FMR Corp., Edward C. Johnson 3d, Abigail P. Johnson, and Fidelity Management & Research Company. with the Securities and Exchange Commission. In a Schedule 13G filed on May 10, 2004, these persons indicated that as of April 30, 2004, they beneficially owned 2,231,290 shares. The address of FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109.

(5)

Includes 700,177 ordinary shares, which may be purchased pursuant to options exercisable within sixty days following December 31, 2003.

During 2003, Mr. Adlersberg acquired 285,130 of our ordinary shares and Mr. Bialik sold 208,000 of our ordinary shares. During 2002, Mr. Adlersberg acquired 10,265 of our ordinary shares and Mr. Bialik did not sell or acquire any of our ordinary shares. During 2001, Mr. Adlersberg acquired 169,431 of our ordinary shares and Mr. Bialik did not sell or acquire any of our ordinary shares.

FMR Corp. held 7.3% of our ordinary shares as of December 31, 2003, as compared to 10.2% of our ordinary shares as of December 31, 2002 and less than 5% of our ordinary shares as of December 31, 2001.  DSP Group, Inc. held 11.8% of our ordinary shares as of December 31, 2003, as compared to 11.9% of our ordinary shares as of December 31, 2002 and 11.4% of our ordinary shares as of December 31, 2001.

As of March 1, 2004, there were approximately 25 holders of record of our ordinary shares in the United States, although we believe that the number of beneficial owners of the ordinary shares is significantly greater. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

The major shareholders have the same voting rights as the other shareholders.

B.

RELATED PARTY TRANSACTIONS

DSP Group, Inc. held 11.8% of our ordinary shares as of December 31, 2003. In 2003, we received approximately $261,000 in royatlies from DSP Group , and paid $ 23,000 in royalties to DSP Group. At December 31, 2003, we had no accounts receivable from DSP Group.

Supply Arrangements with DSP Group, Inc.

DSP Group, Inc. supplied us with DSP chips that we use for some of our signal processor products. In 2003, we spent approximately $ 15,000 purchasing chips from DSP Group.  We believe that these transactions have been conducted on an arms length basis and that we purchase the chips at their fair market value.

Development Agreement with DSP Group Ltd.

In October 1999, we entered into a development agreement with DSP Group Ltd., a company affiliated with DSP Group Inc., one of our principal shareholders, and a third party. The agreement provides that DSP Group Ltd. will pay royalties for every chip actually sold by DSP Group Ltd. to third parties. As of December 31, 2003, we had not received any royalties.

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

Registration Rights

We entered into agreements with our principal shareholders entitling them to registration rights. These shareholders each have “piggyback” registration rights to have their shares included in some of the registration statements that we may file.

C.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 4.

FINANCIAL INFORMATION

See Item 18.

ITEM 5.

THE OFFER AND LISTING

A.

OFFER AND LISTING DETAILS

Our ordinary shares are listed on the Nasdaq National Market and The Tel Aviv Stock Exchange under the symbol “AUDC.”

In accordance with Rule 4350(a)(1) of the Rules of Corporate Governance of The Nasdaq Stock Market, Inc., we have received an exemption from the requirement to distribute an annual report to our shareholders prior to our annual meeting of shareholders.  The basis for the exemption is that the generally accepted business practice in Israel, where we are incorporated, is not to distribute an annual report to shareholders.  We post our Annual Report on Form 20-F on our web site (www.audiocodes.com) as soon as practical following the filing of the Annual Report on Form 20-F with the Securities and Exchange Commission.

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by the Nasdaq National Market. Our shares commenced trading on the Nasdaq National Market on May 28, 1999. All per share prices for periods prior to or including October 6, 2000 have been retroactively adjusted to reflect the two-for-one stock split effected on that date.

-#-

Calendar Year	Price Per Share
	High	Low
2003	$11.74	$2.10
2002	$5.91	$1.61
2001	$25.75	$1.60
2000	$76.00	$9.25
1999 (commencing May 28, 1999)	$48.06	$7.44
Calendar Period	Price Per Share
	High	Low
2004
First quarter	$16.10	$10.35
2003
Fourth quarter	$11.74	$7.59
Third quarter	$8.85	$4.40
Second quarter	$5.80	$2.65
First quarter	$2.71	$2.10
2002
Fourth quarter	$2.580	$1.68
Third quarter	$2.70	$1.61
Second quarter	$3.88	$2.30
First quarter	$5.91	$3.27
Calendar Month	Price Per Share
	High	Low
2004
May	$10.27	$8.48
April	$12.98	$9.34
March	$13.91	$10.35
February	$15.85	$11.61
January	$15.16.10	$10.40
2003
December	$11.65	$8.81

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by The Tel Aviv Stock Exchange. Our shares commenced trading on The Tel Aviv Stock Exchange on October 21, 2001. All share prices shown in the following table are in New Israeli Shekels (NIS). As of December 31, 2003, the exchange rate was equal to approximately 4.379 NIS per U.S. $1.00.

-#-

Calendar Year	Price Per Share
	High	Low
2003	NIS 51.70	NIS 10.42
2002	NIS 26.56	NIS 8.11
2001 (commencing October 21, 2001)	NIS 26.90	NIS 10.25
Calendar Period	Price Per Share
	High	Low
2004
First quarter	NIS 70.30	NIS 46.89
2003
Fourth quarter	NIS 51.70	NIS 34.29
Third quarter	NIS 38.27	NIS 20.16
Second quarter	NIS 23.94	NIS 12.55
First quarter	NIS 12.40	NIS 10.42
2002
Fourth quarter	NIS 11.60	NIS 8.11
Third quarter	NIS 11.60	NIS 8.23
Second quarter	NIS 18.24	NIS 12.11
First quarter	NIS 26.56	NIS 16.00
Calendar Month	Price Per Share
	High	Low
2004
May	NIS 46.12	NIS 40.34
April	NIS 57.00	NIS 45.92
March	NIS 60.90	NIS 48.66
February	NIS 66.00	NIS 55.20
January	NIS 70.30	NIS 46.89
2003
December	NIS 51.70	NIS 40.89

B.

PLAN OF DISTRIBUTION

Not applicable.

C.

MARKETS

Our ordinary shares are listed for trading on the Nasdaq National Market under the symbol “AUDC”. Our ordinary shares are also listed for trading on The Tel-Aviv Stock Exchange under the symbol “AUDC”. In addition, we are aware of our ordinary shares being traded on the following markets: Frankfurt Stock Exchange, Hamburg Stock Exchange, Berlin Stock Exchange, Munich Stock Exchange and XETRA

D.

SELLING SHAREHOLDERS

Not applicable.

E.

DILUTION

Not applicable.

F.

EXPENSES OF THE ISSUE

Not applicable.

ITEM 6.

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

Amendment of Articles of Association

Shareholders may amend our articles of association by a resolution adopted at a shareholders meeting by the holders of 50% of voting power represented at the meeting in person or by proxy and voting thereon.

Dividends

We may pay dividends only out of our profits. The amount of any dividend to be distributed among shareholders is based on the nominal value of their shares. Our Board of Directors has determined that any tax-exempt income attributable to the approved enterprise will not be distributed as dividends.

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

Under our articles of association, we may issue preferred shares from time to time, in one or more series. However, in connection with our listing on The Tel-Aviv Stock Exchange in 2001, we agreed that for such time as our ordinary shares are traded on The Tel-Aviv Stock Exchange, we will not issue any of the 2,500,000 preferred shares, nominal value NIS 0.01, authorized in our articles of association. Notwithstanding the foregoing, we may issue preferred shares if the preference of those shares is limited to a preference in the distribution of dividends and such preferred shares have no voting rights.

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

Modification of Rights

Subject to the provisions of our memorandum of association, and without prejudice to any special rights previously conferred upon the holders of our existing shares, we may, from time to time, by a resolution approved by the holders of 50% voting power represented at the meeting in person or by proxy and voting thereon, provide for shares with such preferred or deferred rights or rights of redemption, or other special rights and/or such restrictions, whether in regard to dividends, voting repayment of share capital or otherwise, as may be stipulated in such resolution.

If at any time our share capital is divided into different classes of shares, we may modify or abrogate the rights attached to any class, unless otherwise provided by the articles of association, by a resolution approved by the holders of 50% voting power represented at the meeting in person or by proxy and voting thereon, subject to the consent in writing of the holders of 75% of the issued shares of that class.

The provisions of our articles of association relating to general meetings also apply to any separate general meeting of the holders of the shares of a particular class, except that two or more members holding not less than 75% of the issued shares of that class must be present in person or by proxy at that separate general meeting for a quorum to exist.

Unless otherwise provided by our articles of association, the increase of an authorized class of shares, or the issuance of additional shares thereof out of the authorized and unissued share capital, shall not be deemed to modify or abrogate the rights attached to previously issued shares of that class or of any other class.

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

Notice of General Meetings; Omission to Give Notice

The provisions of the Companies Law and the related regulations override the provisions of our articles of association, and provide for notice of a meeting of shareholders to be sent to each registered shareholder at least 21 days in advance of the meeting.  Notice of a meeting of shareholders must also be published in two Israeli newspapers prior to the record date for the meeting.

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

For a transaction that is not an extraordinary transaction, under the Companies Law, once the office holder complies with the above disclosure requirement, the board of directors is authorized to approve the transaction, unless the articles of association provide otherwise. A transaction that is adverse to the company’s interest may not be approved. If the transaction is an extraordinary transaction, then it also must be approved by the company’s audit committee and board of directors, and, under certain circumstances, by the shareholders of the company. Generally, when an extraordinary transaction is considered by the audit committee and board of directors, the interested directors may not be present or vote.

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

Israeli law permits a company to insure an office holder in respect of liabilities incurred by the office holder as a result of:

•

the breach of his or her duty of care to the company or to another person, or

•

as a result of the breach of his or her fiduciary duty to the company,

to the extent that the office holder acted in good faith and had reasonable cause to believe that the act would not prejudice the company. A company can also insure an office holder against monetary liabilities as a result of an act or omission that the office holder committed in connection with his or her serving as an office holder. Moreover, a company can indemnify an office holder for (a) monetary liability imposed upon the office holder in favor of other persons pursuant to a court judgment, including a compromise judgment or an arbitrator’s decision approved by a court, and (b) reasonable litigation expenses, including attorneys’ fees, actually incurred by the office holder or imposed upon the office holder by a court, in an action, suit or proceeding brought against the office holder by or on behalf of the company or other persons, in a criminal action in which an office holder was found innocent, or in a criminal action which does not require criminal intent in which he or she was convicted, in each case in connection with his or her activities as an office holder. A company may also exculpate an office holder in advance, in whole or in part, from liability for damages sustained by a breach of duty of care to the company.

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

A.

MATERIAL CONTRACTS

On April 7, 2004, we purchased selected assets of Nortel Networks Universal Audio Server business.   See Item 4A for a summary of material terms of our Asset Purchase Agreement with Nortel Networks.

In connection with our acquisition of Nortel Networks Universal Audio Server business, we also entered into an OEM Purchase and Sale Agreement with Nortel Networks on April 28, 2003, under which we agreed to supply Nortel Networks with certain Universal Audio Server products at specified prices for a duration of at least three years.  Our OEM Purchase and Sale Agreement with Nortel Networks is filed herewith as Exhibit 10.26.  We have requested confidential treatment of certain economic and other negotiated terms of the agreement from the SEC.

On May 12, 2004, we acquired the outstanding shares of capital stock of  Ai-Logix, Inc.  See Item 4 for a summary of material terms of the Stock Purchase Agreement between us, AudioCodes Inc., Ai-Logix and AI Technologies N.V.  In connection with our acquisition of Ai-Logix, we entered into a registration rights agreement with AI Technologies N.V., pursuant to which we have agreed to register under the Securities Act any shares issued by us as payment to AI Technologies N.V. under the Stock Purchase Agreement.

B.

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

C.

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

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

Our facilities have been granted approved enterprise status pursuant to the Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”), which provides certain tax and financial benefits to investment programs that have been granted such status.

The Investment Law provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel, be designated as an “approved enterprise.” Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, such asthe equipment to be purchased and utilized pursuant to the program. The tax benefits under the Investment Law are not available for income derived from products manufactured outside of Israel.

A company owning an approved enterprise may elect to receive either governmental grants or an alternative package of tax benefits. Under the alternative package, a company’s undistributed income derived from an approved enterprise will be exempt from corporate tax for a period of two to ten years (depending on the geographic location of the approved enterprise within Israel).  The exemption commences in the first year of taxable income, and the company is taxed at a reduced corporate rate of 10% to 25% for the following five to eight years, depending on the extent of foreign shareholders’ ownership of the company’s ordinary shares. The benefits period is limited to twelve years from completion of the investment under the approved plan or fourteen years from the date of approval, whichever is earlier.  A Foreign Investors Company (“FIC”), defined in the Investment Law as a company of which more than 25% of its shareholders are non-Israeli residents, may enjoy benefits for a period of up to ten years, or twelve years if it complies with certain export criteria stipulated in the Investment Law (the actual length of the benefits period is graduated based on the percentage of foreign ownership).

The tax benefits derived from any certificate of approval relate only to taxable income attributable to the specific approved enterprise. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates.

Our production facilities have been granted the status of approved enterprise. Income arising from our approved enterprise facilities is tax-free under the alternative package of benefits described above and entitled to reduced tax rates based on the level of foreign ownership for specified periods. We have derived, and expect to continue to derive, a substantial portion of our operating income from our approved enterprise facilities. The tax benefits attributable to our current approved enterprises are scheduled to expire gradually from 2007 to 2015.

Distribution of earnings derived from approved enterprise which were previously taxed at reduced tax rates, would not result in additional tax consequences to us.  However, if retained tax-exempt income is distributed in a manner other than upon the complete liquidation of AudioCodes, we would be taxed at the reduced corporate tax rate applicable to such profits (between 10%-25%).  We are not obliged to distribute exempt retained profits under the alternative package of benefits, and may generally decide from which source of income to declare dividends. We currently intend to reinvest the amount of our tax-exempt income and not to distribute such income as a dividend.  Dividends from approved enterprises are generally taxed at a rate of 15% (which is withheld and paid by the company paying the dividend) if such dividend is distributed during the benefits period or within twelve years thereafter. The twelve-year limitation does not apply to an FIC.

The Investment Center bases its decision as to whether to approve or reject an application for designation as an approved enterprise, on the criteria set forth in the Investment Law and related regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Accordingly, there can be no assurance that any such application will be approved. In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of conditions stipulated in the Investment Law and related regulations and the criteria set forth in the specific certificate of approval. In the event that a company does not meet these conditions, it would be required to refund the portion of the benefits already received, together with an adjustment based on the Israeli consumer price index and an interest factor. As of December 31, 2003, management believes that we meet all of the aforementioned conditions.

Tax Benefits Under the Law for the Encouragement of Industry (Taxation), 5729-1969

According to the Law for the Encouragement of Industry (Taxation), 5729-1969, (the “Industry Encouragement Law”), an “industrial company” is a company resident in Israel, that at least 90% of its income, in any tax year (determined in Israeli currency, exclusive of income from certain government loans, capital gains, interest and dividends) is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity. We currently believe that we qualify as an industrial company within the definition of the Industry Encouragement Law. Under the Industry Encouragement Law, Industrial Companies are entitled to the following preferred corporate tax benefits:

•

deduction of purchases of know-how and patents over an eight-year period for tax purposes;

•

the right to elect, under specified conditions, to file a consolidated tax return with related Israeli industrial companies; and

•

accelerated depreciation rates on equipment and buildings.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. The Israeli tax authorities may determine that we do not qualify as an industrial company, which would entail our loss of the benefits that relate to this status.  In addition, no assurance can be given that we will continue to qualify as an industrial company, in which case the benefits described above will not be available in the future.

Special Provisions Relating to Measurement of Taxable Income

Until December 31, 2002, we measured our taxable income in accordance with the Income Tax Law (Inflationary Adjustments), 5745-1985 (the “Inflationary Adjustments Law”) which represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Since January 1, 2003, we elected to measure our taxable income based on the changes in the exchange rate of the U.S. dollar rather than on the basis of inflation, based on our status as an FIC.

Capital Gains Tax Applicable to Resident and Non-Resident Shareholders

Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli resident companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a treaty between Israel and the country of the non-resident provides otherwise. Regulations promulgated under the Israeli Income Tax Ordinance provided for an exemption from Israeli capital gains tax for gains accrued before January 1, 2003 and derived from the sale of shares of an industrial company, as defined by the Industry Encouragement Law, that are traded on specified non-Israeli markets, including The Nasdaq National Market, provided that the sellers purchased their shares either in the company’s initial public offering or in public market transactions thereafter. This exemption does not apply to shareholders who are in the business of trading securities, or to shareholders that are Israeli resident companies subject to the Inflationary Adjustments Law. We believe that we are currently an industrial company, as defined by the Industry Encouragement Law. The status of a company as an industrial company may be reviewed by the tax authorities from time to time. There can be no assurance that the Israeli tax authorities will not deny our status as an industrial company, possibly with retroactive effect.

On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No.132), 2002, known as the tax reform, came into effect thus imposing capital gains tax at a rate of 15% on gains derived on or after January 1, 2003 from the sale of shares in Israeli companies (i) publicly traded on The Tel Aviv Stock Exchange (“TASE”); (ii) publicly traded on Nasdaq or a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel, or (iii) companies dually traded on both the TASE and on Nasdaq or a recognized stock exchange or a regulated market outside of Israel.  This tax rate does not apply to the sale of shares: (1) to a relative (as defined in the tax reform); (2) by dealers in securities; (3) by shareholders that report in accordance with the Inflationary Adjustments Law; or (4) by shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement).  This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares.

The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.  Non-Israeli residents shall be exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on a stock exchange recognized by the Israeli Ministry of Finance, provided such shareholders did not acquire their shares prior to an initial public offering.  In any event, the provisions of the tax reform shall not affect the exemption from capital gains tax for gains accrued before January 1, 2003, as described in the previous paragraph.

In December 2003 regulations promulgated pursuant to the tax reform were amended so that, in certain circumstances, capital gains derived from the sale and subsequent (same day) repurchase of shares traded on the TASE or from shares of Israeli companies publicly traded on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel, may be taxed at a rate equal to the withholding tax rate applicable to revenues derived from such sale. In accordance with an announcement published by the Israeli Income Tax Commission, the withholding tax rate applicable to the sale of such shares until the end of 2003 tax year, which was equal at such time to 1% of the revenues generated in their sale, was determined as the final tax rate applicable to such sale. The amended regulations also determine that the day of such sale and repurchase shall be considered the new date of purchase of such shares. The foregoing was not applicable to: (i) dealers in securities; (ii) shareholders that report in accordance with the Inflationary Adjustments Law; (iii) shareholders who acquired their shares prior to an initial public offering; (iv) in some cases, shareholders that received their shares within the framework of an employer-employee relationship; or (v) shareholders claiming a deduction for financing expenses in connection with such shares. The regulations further provide that with respect to shares of Israeli companies traded on a stock exchange outside of Israel, the market price determined at the close of the trading day preceding the day of the sale and repurchase of such shares, shall constitute the new tax basis for any future sale of such shares.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, provided such gains do not derive from a permanent establishment of such shareholders in Israel, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to the exemption with respect to gains derived from the sale of shares of Israeli companies publicly traded on the TASE, if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be subject to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

United States-Israel Tax Treaty

Pursuant to the Convention Between the Government of the United States of American and the Government of Israel with respect to Taxes on Income, as amended (the “United States-Israel Tax Treaty”), the sale, exchange or disposition of ordinary shares by a person who holds the ordinary shares as a capital asset and who qualifies as a resident of the United States within the meaning of the United States- Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the United States-Israel Tax Treaty (a “Treaty United States Resident”) generally will not be subject to the Israeli capital gains tax unless such Treaty United States Resident holds, directly or indirectly, shares representing 10% or more of the voting power of our company during any part of the twelve-month period preceding such sale, exchange or disposition, subject to certain conditions.  A sale, exchange or disposition of shares by a Treaty United States Resident who holds, directly or indirectly, shares representing 10% or more of the voting power of our company at any time during such preceding twelve-month period would be subject to such Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, such Treaty United States Resident would be permitted to claim a credit for such taxes against the United States federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in United States laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to state or local taxes.

Tax on dividends

Non-residents of Israel are subject to Israeli income tax on income accrued or derived from sources in Israel or received in Israel.  These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel.  On distributions of dividends, other than bonus shares and stock dividends, income tax at the rate of 25% is withheld at the source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.  If the dividends are distributed out of approved enterprise earnings, the applicable tax rate would be 15%. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty United States Resident will be 25%, however that tax rate is reduced to 12.5% for dividends not generated by an approved enterprise to a corporation which holds 10% or more of the voting power of our company during a certain period preceding distribution of the dividend.  Dividends derived from an approved enterprise will still be subject to 15% tax witholding.

Foreign Exchange Regulations

Dividends, if any, paid to the holders of the ordinary shares, and any amounts payable upon dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of the ordinary shares to an Israeli resident, may be paid in non-Israeli currency or, if paid in Israeli currency, may be converted into freely repatriable dollars at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid or withheld on such amounts.

United States Federal Income Taxes

The following summary sets forth the material United States federal income tax consequences applicable to the following persons who purchase, hold or dispose of ordinary shares (“U.S. Shareholders”): (i) citizens or residents (as defined for United States federal income tax purposes) of the United States; (ii) corporations or other entities taxable as corporations created or organized in or under the laws of the United States or any state thereof; (iii) estates, the income of which is subject to United States federal income taxation regardless of its source; and (iv) trusts, if (a) a United States court is able to exercise primary supervision over its administration and  one or more United States persons have the authority to control all its substantial decisions or (b) the trust has made a valid election to be treated as a United States person. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect as of the date of this Annual Report on Form 20-F and all of which are subject to change, possibly with retroactive effect. This summary generally applies only to U.S. Shareholders that will hold the ordinary shares as capital assets and does not consider (a) all aspects of U.S. federal income taxation that may be relevant to particular U.S. Shareholders by reason of their particular circumstances (including potential application of the alternative minimum tax), (b) special treatment under the United States federal income tax laws applicable to such persons as financial institutions, insurance companies, broker-dealers, tax-exempt organizations, partnerships and foreign individuals or entities, (c) the special rules applicable to U.S. Shareholders owning, directly or by attribution, 10% or more of our outstanding voting shares, (d) the special rules applicable to U.S. Shareholders who hold the ordinary shares as part of a hedging, straddle or conversion transaction, (e) the special rules applicable to U.S. Shareholders who acquire ordinary shares in a compensatory transaction, (f) the special rules applicable to U.S. Shareholders whose functional currency is not the dollar, and (g) any aspect of state, local or non-United States tax law. Accordingly, investors should consult their own tax advisors as to the particular tax consequences to them of an investment in ordinary shares, including the effects of applicable state, local or foreign tax laws and possible changes in the tax laws.

Dividends Paid on Ordinary Shares

Other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, a U.S. Shareholder generally will be required to include in gross income as ordinary dividend income the amount of any distributions in respect of ordinary shares (including the amount of any Israeli taxes withheld therefrom) to the extent that such distributions are paid out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes. Distributions in excess of such earnings and profits generally will be treated first as a non-taxable return of capital reducing the U.S. Shareholder’s tax basis in his, her or its ordinary shares to the extent of the distributions, and then as capital gain from a deemed sale or exchange of such ordinary shares. Such dividends generally will not qualify for the dividends received deduction available to corporations. The amount of any cash distribution in respect of ordinary shares paid in NIS will equal the United States dollar value of the distribution, calculated by reference to the “spot” exchange rate in effect on the date of receipt or deemed receipt of the distribution.

The maximum United States federal income tax rate on certain dividends paid to individuals through 2008 was reduced during 2003 to 15%.  This reduced rate generally will not apply, however, to dividends paid by us if we are treated as a passive foreign investment company in the year the dividends are paid or in the prior year. See the discussion below under the heading “Passive Foreign Investment Company Status.”  U.S. Shareholders are urged to consult their own tax advisors regarding the U.S. Federal income tax rate that will be applicable to their receipt of any dividends paid with respect to ordinary shares.

Subject to certain conditions and limitations, any Israeli tax withheld or paid with respect to dividends on the ordinary shares will be eligible for credit against a U.S. Shareholder’s United States federal income tax liability at such U.S. Shareholder’s election. The Code provides limitations on the amount of foreign tax credits that a U.S. Shareholder may claim, including extensive separate computation rules, under which foreign tax credits allowable with respect to specific categories of income cannot exceed the United States federal income taxes otherwise payable with respect to each such category of income. U.S. Shareholders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld or paid, but only for a year in which these U.S. Shareholders elect to do so for all foreign income taxes. Dividends with respect to the ordinary shares generally will be classified as foreign-source “passive income” for the purpose of computing a U.S. Shareholder’s foreign tax credit limitations for United States foreign tax credit purposes.  The calculation of foreign tax credits and, in the case of a U.S. Shareholder that elects to deduct foreign income taxes, the availability of deductions is complex and involves the application of rules that depend on a U.S. Shareholder’s particular circumstances.  U.S. Shareholders are urged to consult their own tax advisors regarding the availability to them of foreign tax credits or deductions in respect of any Israeli tax withheld or paid.

Disposition of Ordinary Shares

The sale or exchange of ordinary shares generally will result in the recognition of capital gain or loss in an amount equal to the difference between the United States dollar value of the amount realized on the sale or exchange and the U.S. Shareholder’s tax basis in the ordinary shares.  Subject to the application of the passive foreign investment company rules discussed below, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Shareholder’s holding period of the ordinary shares exceeds one year at the time of the disposition.  The deductibility of capital losses is subject to limitations. Gain or loss recognized by a U.S. Shareholder on a sale or exchange of ordinary shares generally will be treated as United States-source income or loss for United States foreign tax credit purposes. Under the United States–Israel Tax Treaty, gain derived from the sale, exchange or other disposition of ordinary shares by a holder who is a Treaty United States Resident and who sells the ordinary shares within Israel may be treated as foreign-source income for United States foreign tax credit purposes.

For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares by United States residents, see “—Capital Gains Tax Applicable to Resident and Non-Resident Shareholders.”

Passive Foreign Investment Company Status

Generally, a foreign corporation is treated as a passive foreign investment company (“PFIC”) for United States federal income tax purposes for any tax year if, in such tax year, either (i) 75% or more of its gross income, including its pro rata share of the gross income of any company in which it is considered to own 25% or more of the shares by value, is passive in nature (the “Income Test”), or (ii) the average percentage of its assets during such tax year, including its pro rata share of the assets of any company in which it is considered to own 25% or more of the shares by value, which produce, or are held for the production of, passive income (determined by averaging the percentage of the fair market value of its total assets which are passive assets as of the end of each quarter of such year) is 50% or more (the “Asset Test”).

Because less than 75% of our gross income in 2003 and in prior years constituted passive income, as defined for purposes of the Income Test, we do not believe that application of the Income Test would have resulted in our classification as a PFIC for any of such years. In addition, we do not believe that application of the Asset Test would have resulted in our classification as a PFIC for any tax year prior to 2001. In 2001, 2002 and 2003, however, it is possible that we would have been classified as a PFIC under the Asset Test principally because a significant portion of our assets continued to consist of the cash raised in connection with the two public offerings of our ordinary shares in 1999, and the public market value of our ordinary shares declined significantly during 2001, 2002 and the first half of 2003, although there is no definitive method prescribed in the Code, United States Treasury Regulations or administrative or judicial interpretations thereof for determining the value of a foreign corporation’s assets for purposes of the Asset Test. While the legislative history of the United States Taxpayer Relief Act of 1997 indicates that “the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities,” there remains substantial uncertainty regarding the valuation of a publicly-traded foreign corporation’s assets for purposes of the Asset Test, and it is arguable that under alternative valuation methodologies, the value of our total assets as of the relevant valuation dates in 2001, 2002 and 2003 would not have resulted in our classification as a PFIC during any of such years.

In view of the uncertainty regarding the valuation of our assets for purposes of the Asset Test and the complexity of the issues regarding our treatment as a PFIC for 2002 and, quite possibly, subsequent years, U.S. Shareholders are urged to consult their own tax advisors for guidance as to our status as a PFIC. For those U.S. Shareholders who determine that we were a PFIC for 2001, 2002 and/or any subsequent years and notify us in writing of their request for the information required in order to effectuate the QEF Election described below, we will promptly make such information available to them.

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

Although we generally will be treated as a PFIC as to any U.S. Shareholder if we are a PFIC for any year during the U.S. Shareholder’s holding period, if we cease to satisfy the requirements for PFIC classification, the U.S. Shareholder may avoid the consequences of PFIC classification for subsequent years by electing to recognize gain based on the unrealized appreciation in the ordinary shares through the close of the tax year in which we cease to be a PFIC. Additionally, if we are treated as a PFIC, a U.S. Shareholder who acquires ordinary shares from a decedent would be denied the normally available step-up in tax basis for these ordinary shares to fair market value at the date of death and instead would have a tax basis equal to the decedent’s tax basis in these ordinary shares.

A U.S. Shareholder who beneficially owns shares of a PFIC must file Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with the United States Internal Revenue Service for each tax year in which the U.S. Shareholder holds shares in a PFIC. This form describes any distributions received with respect to these shares and any gain realized upon the disposition of these shares.

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

A U.S. Shareholder may make a QEF Election with respect to a PFIC for any taxable year of the U.S. Shareholder.  A QEF Election is effective for the year in which the election is made and all subsequent taxable years of the U.S. Shareholder.  Procedures exist for both retroactive elections and the filing of protective statements.  An additional election is available to defer the payment of taxes that may result from a QEF Election, although interest must be paid on any deferred taxes.  A U.S. Shareholder making the QEF Election must make the election on or before the due date, as extended, for the filing of the U.S. Shareholder’s income tax return for the first taxable year to which the election will apply.  A U.S. Shareholder must make a QEF Election by completing Form 8621 and attaching it to his United States federal income tax return, and must satisfy additional filing requirements each year the election remains in effect.

As an alternative to a QEF Election, a U.S. Shareholder generally may elect to mark his ordinary shares to market annually, recognizing ordinary income or loss (subject to certain limitations) equal to the difference, as of the close of the taxable year, between the fair market value of his, her or its ordinary shares and their adjusted tax basis. Losses would be allowed only to the extent of net mark-to-market gain accrued under the election. If a mark-to-market election with respect to ordinary shares is in effect on the date of a U.S. Shareholder’s death, the normally available step-up in tax basis to fair market value will not be available. Rather, the tax basis of the ordinary shares in the hands of a U.S. Shareholder who acquired them from a decedent will be the lesser of the decedent’s tax basis or the fair market value of the ordinary shares.  Once made, a mark-to-market election generally continues unless revoked with the consent of the Internal Revenue Service.

The implementation of many aspects of the Code’s PFIC rules requires the issuance of regulations which in many instances have yet to be promulgated and which may have retroactive effect. We cannot be sure that any of these regulations will be promulgated or, if so, what form they will take or what effect they will have on the foregoing discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Shareholders should consult their own tax advisors regarding our status as a PFIC for 2001, 2002, 2003 and any subsequent years and the eligibility, manner and advisability of making a QEF Election or a mark-to-market election.

Information Reporting and Backup Withholding

Payments in respect of ordinary shares that are made in the United States or by a United States related financial intermediary may be subject to information reporting to the United States Internal Revenue Service and to United States backup withholding tax at rates equal to 28% through 2010 and 31% after 2010.  Backup withholding will not apply, however, to a U.S. Shareholder that (i) is a corporation or comes within certain exempt categories, and demonstrates that fact when so required, or (ii) furnishes a correct taxpayer identification number and makes any other required certifications.  Backup withholding is not an additional tax.  Amounts withheld under the backup withholding rules may be credited against a U.S. Shareholder’s United States tax liability, and a U.S. Shareholder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the United States Internal Revenue Service.

B.

DIVIDENDS AND PAYING AGENTS

Not applicable.

C.

STATEMENT BY EXPERTS

Not applicable.

D.

DOCUMENTS ON DISPLAY

You may request a copy of our U.S. Securities and Exchange Commission filings, at no cost, by writing or calling us at AudioCodes Ltd., 1 Hayarden Street, Airport City, Lod, 701514, Israel, Attention: Itamar Rosen, General Counsel, telephone: 972-3-539-4000. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

A copy of each document (or a translation thereof to the extent not in English) concerning AudioCodes that is referred to in this Annual Report on Form 20-F, is available for public view at our principal executive offices at AudioCodes Ltd., 1 Hayarden Street, Airport City, Lod, 701514, Israel.

E.

SUBSIDIARY INFORMATION

Not applicable.

ITEM 2.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

At December 31, 2003, we did not own any market risk sensitive instruments. We have contracted several long-term structured note deals that are sensitive to changes in interest rates.  Due to the nature of our long-term investment, we do not believe that there is any material market risk exposure. Therefore, no quantitative tabular disclosures are required. However, we may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if management determines that it is necessary to offset these risks. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Operations in Israel.”

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

During the year ended December 31, 2003, we recognized net income of $426,000 related to the forward contracts hedging salary payments. At December 31, 2003, we expected to reclassify $145,000 of net profit on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months.

ITEM 3.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 4.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 5.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

We received net proceeds of $44.0 million in connection with our initial public offering that closed in June 1999. Through December 31, 2003, we had used the $44.0  million in net proceeds as follows:

•

$11.3 million for capital expenditures;

•

$11.3 million for repurchases of our ordinary shares; and

•

$21.4 million for operating activities.

ITEM 1.

CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report, we performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934). The evaluation was performed with the participation of our key corporate senior management and under the supervision of our Chairman of the Board, President and Chief Executive Officer, Shabtai Adlersberg, and our Chief Financial Officer, Nachum Falek.  Our management, including Messrs. Adlersberg and Falek, concluded that our disclosure controls and procedures were effective in alerting them to material information, on a timely basis, required to be included in our periodic filings with the U.S. Securities and Exchange Commission. No change in our internal control over financial reporting has occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 2.

[RESERVED]

AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Joseph Tenne is an “audit committee financial expert” as defined in Item 16A of Form 20-F.

CODE OF ETHICS

In 2004, we adopted a Code of Conduct and Business Ethics that applies to our chief executive officer, chief financial officer and other senior financial officers.  This Code has been posted on our website, www.audiocodes.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has served as our independent public accountants for each of the years ended in the three-year period ended December 31, 2003. The following table presents the aggregate fees for professional audit services and other services rendered by Kost Forer Gabbay & Kasierer in 2002 and 2003.

	Year ended December 31, (Amounts in thousands)
	2002	2003
Audit Fees	50.0	52.5
Audit Related Fees	-	7.6
Tax Fees	38.4	82.3
Total	88.4	142.4

Audit Fees consist of fees billed for the annual audit of the company’s consolidated financial statements and the statutory financial statements of the company. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision of consents and the review of documents filed with the SEC.Audit Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the company’s financial statements and include operational effectiveness of systems.

Tax Fees include fees billed for tax compliance services, including the preparation of tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax compliance, consultation and planning services.

Audit Committee Pre-approval Policies and Procedures

The Audit Committee of AudioCodes’ Board of Directors is responsible, among other matters, for the oversight of the external auditor subject to the requirements of Israeli law. The Audit Committee has adopted a policy regarding pre-approval of audit and permissible non-audit services provided by our independent auditors (the “Policy”).

Under the Policy, proposed services either (i) may be pre-approved by the Audit Committee without consideration of specific case-by-case services as “general pre-approval”; or (ii) require the specific pre-approval of the Audit Committee  as “specific pre-approval”.  The Audit Committee may delegate either type of pre-approval authority to one or more of its members. The appendices to the Policy set out the audit, audit-related, tax and other services that have received the general pre-approval of the Audit Committee, including those described in the footnotes to the table, above; these services are subject to annual review by the Audit Committee. All other audit, audit-related, tax and other services must receive a specific pre-approval from the Audit Committee.

The Audit Committee establishes budgeted fee levels annually for each of the four categories of audit and non-audit services that are pre-approved under the Policy, namely, audit, audit-related, tax and other services. Requests or applications to provide services that require specific approval by the Audit Committee are submitted to the Audit Committee by both the external auditor and the chief financial officer. At each regular meeting of the Audit Committee, the external auditor provides a report in order for the Audit Committee to review the services that the external auditor is providing, as well as the status and cost of those services.

During 2003, no services provided to AudioCodes by Kost Forer Gabbay & Kasierer were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

PART III

ITEM 3.

FINANCIAL STATEMENTS

Not applicable.

ITEM 4.

FINANCIAL STATEMENTS

The following consolidated financial statements and related auditors’ reports are filed as part of this Annual Report.

Schedule II

SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS AT DECEMBER 31, 2003

(in thousands)

Description	Balance at Beginning of Period	Provision for doubtful accounts	Write-off of previously provided accounts	Balance at end of period
Year ended December 31, 2001:
Allowance for doubtful accounts	334	1,058	(159)	1,233
Year ended December 31, 2002:
Allowance for doubtful accounts	1,233	71	(173)	1,131
Year ended December 31, 2003:
Allowance for doubtful accounts	1,131	293	(975)	449

Other schedules are omitted because they are not required or the required information is shown in the financial statements or notes thereto.

ITEM 5.

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

10.13	Agreement between AudioCodes Ltd. and DSP Group, Inc. and France Télécom and Université de Sherbrooke, dated March 3, 1995.*
10.14	AudioCodes Ltd. 1997 Key Employee Option Plan (D).*
10.15	AudioCodes Ltd. 1997 Key Employee Option Plan (E).*
10.16	AudioCodes Ltd. 1999 Key Employee Option Plan (F), as amended.***
10.17	AudioCodes Ltd. 1997 Key Employee Option Plan, Qualified Stock Option Plan—U.S. Employees (E).*
10.18	AudioCodes Ltd. 1999 Key Employee Option Plan, Qualified Stock Option Plan—U.S. Employees (F).***
10.19	AudioCodes Ltd. 2001 Employee Stock Purchase Plan—Global Non U.S.§
10.20	AudioCodes Ltd. 2001 U.S. Employee Stock Purchase Plan.§
10.21	Lease Agreement between AudioCodes Ltd. And Gev-Yam Maman Nechasim BeLod Ltd., effective as of December 1, 2000.**†
10.22	Lease Agreement between AudioCodes Ltd. and Nortel Networks (Marketing and Sales) Israel Ltd., effective as of December 31, 2002.**††
10.23	Sublease Agreement between Ai-Logix, Inc. and Continental Resources, Inc., dated December 30, 2003.
10.24	Stock Purchase Agreement by and among AudioCodes Ltd., AudioCodes Inc., Ai-Logix, Inc.and AI Technologies N.V, dated as of May 12, 2004.
10.25	Registration Rights Agreement between AudioCodes and AI Technologies N.V, dated as of May 12, 2004.
10.26	OEM Purchase and Sale Agreement No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of April 28, 2003 ****
10.27	Amendment No. 1 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of May 1, 2003 ****
10.28	Purchase and Sale Agreement by and among Nortel Networks, Ltd., AudioCodes Inc. and AudioCodes Ltd., dated as of April 7, 2003.
12.1	Certification of Shabtai Adlersberg, Presodent and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Nachum Falek, Vice President and Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
21.1	Subsidiaries of the Registrant.
23.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

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

***

Incorporated herein by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2002, filed on April 2, 2003.

****

A request for confidentiality has been filed for certain portions of the indicated document.  Confidential portions have been omitted and filed separately with the Securities and Exchange Commission as required by Rule 24b-2 promulgated under the Securities Exchange Act of 1934.

-#-

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AUDIOCODES LTD.

By:

/s/ NACHUM FALEK

Nachum Falek

Vice President Finance  and

Chief Financial Officer

Date:  June_____, 2004

EXHIBIT INDEX

Exhibit No.	Exhibit

10.23	Sublease Agreement between Ai-Logix, Inc. and Continental Resources, Inc., dated December 30, 2003.
10.24	Stock Purchase Agreement by and among AudioCodes Ltd., AudioCodes Inc., Ai-Logix, Inc.and AI Technologies N.V, dated as of May 12, 2004.
10.25	Registration Rights Agreement between AudioCodes and AI Technologies N.V, dated as of May 12, 2004.
10.26	OEM Purchase and Sale Agreement No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of April 28, 2003.
10.27	Amendment No. 1 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of May 1, 2003 ****
10.28	Purchase and Sale Agreement by and among Nortel Networks, Ltd., AudioCodes Inc. and AudioCodes Ltd., dated as of April 7, 2003.
12.1	Certification of Shabtai Adlersberg, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Nachum Falek, Vice President and Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
21.1	Subsidiaries of the Registrant.
23.1	Consent of Kost Forer and Gabbay & Kasierer, a member of Ernst & Young Global

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

IN U.S. DOLLARS

- - - - - - - - - - -

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

AUDIOCODES LTD.

We have audited the accompanying consolidated balance sheets of AudioCodes Ltd. (“the Company”) and its subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed in Index at Item 19. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2003, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
January 25, 2004	A Member of Ernst & Young Global

F-#

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except per share data

	December 31,
	2002	2003

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$ 47,799	$ 48,898
Short-term bank deposits	63,074	-
Trade receivables (net of allowance for doubtful accounts of $ 1,131 and $ 449 at December 31, 2002 and 2003, respectively)	4,443	7,717
Other accounts receivable and prepaid expenses	1,959	2,972
Inventories (Note 3)	4,677	4,667

Total current assets	121,952	64,254

LONG-TERM INVESTMENTS:
Long-term bank deposits and structured notes (Note 4)	-	50,270
Investment in an affiliated company (Note 5)	299	491
Severance pay fund	2,496	3,618

Total long-term investments	2,795	54,379

PROPERTY AND EQUIPMENT, NET (Note 6)	5,067	4,564

INTANGIBLE ASSETS, NET (Note 7)	-	1,013

GOODWILL (Note 1b)	-	4,320

Total assets	$ 129,814	$ 128,530

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$ 2,402	$ 4,197
Other accounts payable and accrued expenses (Note 8)	11,180	13,825

Total current liabilities	13,582	18,022

ACCRUED SEVERANCE PAY	2,848	3,990

COMMITMENTS AND CONTINGENT LIABILITIES (Note 9)

SHAREHOLDERS’ EQUITY (Note 11):
Share capital -
Ordinary shares of NIS 0.01 par value:
Authorized - 100,000,000 as of December 31, 2002 and 2003; Issued - 41,167,387 as of December 31, 2002 and 41,727,734 as of December 31, 2003; Outstanding – 37,313,448 as of December 31, 2002 and 37,785,595 as of December 31, 2003	120	121
Additional paid-in capital	114,635	116,518
Treasury shares	(11,105)	(11,320)
Deferred stock compensation	-	(174)
Accumulated other comprehensive income	72	145
Retained earnings	9,662	1,228

Total shareholders’ equity	113,384	106,518

Total liabilities and shareholders’ equity	$ 129,814	$ 128,530

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2001	2002	2003

Revenues (Note 13)	$ 35,734	$ 27,189	$ 44,228
Cost of revenues	21,942	13,006	20,037

Gross profit	13,792	14,183	24,191

Operating expenses:
Research and development, net	13,807	13,022	15,476
Selling and marketing	13,852	14,288	14,537
General and administrative	5,044	3,353	4,066

Total operating expenses	32,703	30,663	34,079

Operating loss	(18,911)	(16,480)	(9,888)
Financial income, net (Note 12)	6,388	2,623	1,883

	(12,523)	(13,857)	(8,005)
Equity in losses of affiliated company (Note 5)	750	300	429

Net loss	$ (13,273)	$ (14,157)	$ (8,434)

Basic and diluted net loss per share	$ (0.34)	$ (0.37)	$ (0.22)

Weighted average number of Ordinary shares used in computing net loss per share (in thousands)	39,591	38,518	37,509

The accompanying notes are an integral part of the consolidated financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

					Accumulated
		Additional		Deferred	other		Total	Total
	Ordinary	paid-in	Treasury	stock	comprehensive	Retained	comprehensive	shareholders’
	shares	capital	shares	compensation	income	earnings	income (loss)	equity

Balance as of January 1, 2001	$ 118	$ 112,847	$ -	$ (337)	$ -	$ 37,092		$ 149,720
Purchase of treasury shares	-	-	(6,401)	-	-	-		(6,401)
Issuance of shares upon exercise of options, warrants and employee stock purchase plan	2	844	-	-	-	-		846
Deferred stock compensation	-	187	-	(187)	-	-		-
Amortization of deferred stock compensation	-	-	-	363	-	-		363
Comprehensive loss:
Net loss	-	-	-	-	-	(13,273)	$ (13,273)	(13,273)
Total comprehensive loss							$ (13,273)
Balance as of December31, 2001	120	113,878	(6,401)	(161)	-	23,819		131,255

Purchase of treasury shares	-	-	(4,704)	-	-	-		(4,704)
Issuance of shares upon exercise of options, warrants and employee stock purchase plan	*) -	757	-	-	-	-		757
Amortization of deferred stock compensation	-	-	-	161	-	-		161
Comprehensive loss, net:
Unrealized gain on forward contracts, net	-	-	-	-	72	-	$ 72	72
Net loss	-	-	-	-	-	(14,157)	(14,157)	(14,157)
Total comprehensive loss, net							$ (14,085)
Balance as of December 31, 2002	120	114,635	(11,105)	-	72	9,662		113,384

Purchase of treasury shares	-	-	(215)	-	-	-		(215)
Issuance of shares upon exercise of options, warrants and employee stock purchase plan	1	1,659	-	-	-	-		1,660
Deferred stock compensation	-	224	-	(224)
Amortization of deferred stock compensation	-	-	-	50	-	-		50
Comprehensive loss, net:
Unrealized gain on forward contracts, net	-	-	-	-	73	-	73	73
Net loss	-	-	-	-	-	(8,434)	(8,434)	(8,434)
Total comprehensive loss, net							$ (8,361)
Balance as of December 31, 2003	$ 121	$ 116,518	$ (11,320)	$ (174)	$ 145	$ 1,228		$ 106,518

*) Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

F-#

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2001	2002	2003
Cash flows from operating activities:
Net loss	$ (13,273)	$ (14,157)	$ (8,434)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,572	2,073	3,040
Equity in losses of an affiliated company	750	300	429
Increase (decrease) in accrued severance pay, net	113	(89)	20
Amortization of deferred stock compensation	363	161	50
Decrease (increase) in accrued interest on short-term, long-term bank deposits and structured notes	459	1,305	(270)
Decrease (increase) in trade receivables	8,145	(1,006)	(3,274)
Decrease (increase) in other accounts receivable and prepaid expenses	583	(740)	(940)
Decrease in inventories	4,178	1,859	10
Increase (decrease) in trade payables	(6,289)	768	1,795
Increase (decrease) in other accounts payable and accrued expenses	(1,843)	(2,134)	1,145

Net cash used in operating activities	(5,242)	(11,660)	(6,429)

Cash flows from investing activities:
Investment in an affiliated company	(600)	(149)	(621)
Purchase of property and equipment	(3,247)	(2,136)	(1,997)
Proceeds from sales of short-term bank deposits	55,155	15,605	63,074
Payment for acquisition of UAS (1)	-	-	(4,373)
Investment in long-term bank deposits and structured notes	-	-	(50,000)

Net cash provided by investing activities	51,308	13,320	6,083

Cash flows from financing activities:
Proceeds from issuance of shares upon exercise of options, warrants and employee stock purchase plan	846	757	1,660
Purchase of treasury shares	(6,401)	(4,704)	(215)

Net cash provided by (used in) financing activities	(5,555)	(3,947)	1,445

Increase (decrease) in cash and cash equivalents	40,511	(2,287)	(1,099)
Cash and cash equivalents at the beginning of the year	9,575	50,086	47,799

Cash and cash equivalents at the end of the year	$ 50,086	$ 47,799	$ 48,898

Supplemental disclosure of cash flow activities:
Cash paid during the year for income taxes	$ 25	$ 207	$ 120

(1) Net fair value of assets acquired of UAS at the date of acquisition (see Note 1b) was as follows:
Property and equipment			$ 380
Technology			1,173
Goodwill			4,320

			5,873
Less unpaid accrued liability			(1,500)

			$ 4,373

The accompanying notes are an integral part of the consolidated financial statements.

F-#

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

NOTE 1:-

GENERAL

a.

AudioCodes Ltd. (“the Company”) and its wholly-owned subsidiaries AudioCodes Inc., AudioCodes U.K. Limited and AudioCodes National Inc. (together, “the Group”) design, develop and market technologies and products for enabling the transmission of voice over packet media, gateway technologies and systems for converged networks. The Group’s products are designed to enable new voice infrastructure to original equipment manufacturers (“OEMs”), network equipment providers, systems integrators and distributors.

b.

On April 7, 2003, the Group purchased from Nortel Networks Limited (“Nortel”) selected assets of its Universal Audio Server business (“UAS”). As part of the transaction, Nortel granted the Group a license to use its UAS technology and the Group has undertaken to act as an exclusive supplier to Nortel for its UAS products over a period of three years. In addition, the parties have entered into a development agreement in relation to future platforms.

The UAS product provides enhanced conferencing, multi-language announcement functionality, and other regulatory media server applications for voice over packet networks. The Group has undertaken to leverage the UAS product and technology in order to further enhance its media server products and increase related sales.

The consideration for the transaction amounted to $ 5,500 in cash, of which: $ 2,000 was paid at the closing date, $ 2,000 was paid six months after the closing date, and $ 1,500 is to be paid twelve months after the closing date. Under the terms of the acquisition agreement (“the agreement”), the Group is also required to pay $ 1,000 as a contingent payment, upon Nortel completing products integration under the development agreement.

The acquisition was accounted for under the purchase method of accounting and accordingly, the purchase price has been allocated to the assets acquired based on their related fair values. The results of the UAS operations have been included in the consolidated financial statements since the acquisition date.

Pro forma information in accordance with Statement of Financial Accounting Standards No. 141 “Business Combination” (“SFAS No. 141”) has not been provided, since the revenues and net income of the UAS business, were not material in relation to total consolidated revenues and net loss.

Based on an independent valuation, the Company has allocated the total cost acquisition of the UAS’s assets, as follows:

Property and equipment	$ 380
Technology (five years useful life)	1,173
Goodwill	4,320

Total assets acquired	$ 5,873

Additionally, contingent cash payments of up to $ 12,500 in 2004, would be due Nortel, based on net orders for UAS products placed by Nortel over the 18 months period following the closing date.

NOTE 1:-

GENERAL (Cont.)

The contingent payments are not considered part of the acquisition cost and will be offset against related revenues earned by the Company from orders by Nortel for each respective period. The Company periodically assesses the expected earn out payment, based on net sales from orders placed by Nortel. The Company accrued earn-out payments in 2003, in the amount of $ 1,600, which are included in other payables in their net amount

c.

The Group is dependent upon sole source suppliers for certain key components used in its products, including certain digital signal processing chips. Although there is a limited number of manufacturers of these particular components, management believes that other suppliers could provide similar components at comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which could adversely affect the operating results of the Group and its financial position.

d.

As to major customers data, see Note 13b.

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

a.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.

Financial statements in U.S. dollars:

A majority of the revenues of the Group is generated in U.S. dollars (“dollar”). In addition, a substantial portion of the Group’s costs is incurred in dollars. The Group’s management believes that the dollar is the primary currency of the economic environment in which the Group operates. Thus, the functional and reporting currency of the Group is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of the Financial Accounting Standards No. 52 “Foreign Currency Translation” (“SFAS No. 52”). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.

Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

d.

Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less at the date of acquisition.

e.

Short-term, long-term bank deposits and structured notes:

Short-term bank deposits have maturities of more than three months and less than one year. Deposits are presented at their cost, including accrued interest. As of December 2003 the deposits are in U.S. dollars and bear interest at an average rate of 1.26%

Bank deposits with maturities of more than one year are included in long-term investments, and presented at their cost.

The Group accounts for investments in structured note in accordance with Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held-to-maturity when the Group has the intent and ability to hold these securities to maturity and are stated at amortized cost. Investments in structured notes approximate their market value.

The structured notes are accounted in accordance with the provisions of FASB Emerging Issues Task Force Issue No. 96-12, “Recognition of Interest Income and Balance Sheet Classification of Structure Notes” (EITF No. 96-12”).

f.

Inventories:

Inventories are stated at the lower of cost or market value. Cost is determined as follows:

Raw materials - using the “moving average cost” method.

Finished products - on the basis of direct manufacturing costs.

The Group periodically evaluates the quantities on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolence. Based on these evaluations, inventory write-offs and write-down provisions are provided to cover risks arising from slow moving items (see Note 3).

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.

Investment in an affiliated company:

Due to an increase of the Company’s ownership in an affiliated company during 2003, the investment is accounted for under the equity method, and 2002 results have been adjusted to record equity losses totaling $ 300.

The Company’s investment in this company is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable, in accordance with Accounting Principle Board Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock” (“APB No. 18”). As of December 31, 2003, based on management’s most recent analyses, no impairment losses have been identified.

Investment in affiliated company represents investments in Ordinary shares, Preferred shares and convertible loans. The Company applies EITF 99-10, “Percentage Used to Determine the Amount of Equity Method Losses” (EITF No. 99-10”). Accordingly, losses of the affiliated company are recognized based on the ownership level of the particular investee security held by the investor (See Note 5).

h.

Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	33
Office furniture and equipment	6 - 20
Motor vehicles	15
Leasehold improvements	Over the term of the lease

i.

Intangible assets:

Intangible assets acquired in a business combination for which the date is after July 1, 2001 are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets”, (“SFAS No. 142”). Acquired technology is amortized under the straight-line method over 5 years.

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.

Impairment of long-lived assets:

The Group’s long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2003, no impairment losses have been identified.

Under SFAS No. 144, a long-lived group of assets that is to be abandoned is considered disposed of when it ceases to be used. Thus, an entity that intends to abandon a group of long-lived assets in operations, should evaluate that group of assets as “held and used” and should determine whether it should revise its depreciation estimates to reflect a useful life that is shorter than initially expected and a salvage value consistent with the intention to abandon.

Effective October 1, 2003, as a result of the expected relocation of the Company’s facilities, the Group changed the estimated useful life of certain leasehold improvements and other equipment to four months. The effect of the change in estimated useful life on the net loss and net loss per share for the year ended December 31, 2003 was $ (689) and $ (0.02) respectively. The annual expected effect of this change of estimated useful life for the following years is immaterial.

k.

Goodwill:

Goodwill represents an excess of costs over the fair value of the net assets of the acquired business. Under SFAS No. 142, goodwill acquired in a business combination after July 1, 2001, is not amortized.

SFAS No.142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Goodwill will be reviewed for impairment during 2004.

l.

Revenue recognition:

The Group generates its revenues from the sale of products and royalties earned from technology licensing. The Group sells its products through a direct sales force and sales representatives. The Group’s products are generally a bundled hardware and software solution that is delivered together to OEMs, network equipment providers and systems integrators of a variety of telecommunications and networking products and distributors who are considered end-users.

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from products are recognized in accordance with Staff Accounting Bulleting No. 104, “Revenue Recognition in Financial Statements” (“SAB No. 104”) when the following criteria are met: persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, collectibility is probable. The Group has no obligation to customers after the date in which products are delivered other than pursuant to warranty obligations and right of return.

The Group generally grants right of return to its customers. The Group maintains a provision for product returns in accordance with Statement of Financial Accounting Standards No. 48, “Revenue Recognition When Right of Return Exists” (“SFAS No. 48”). The provision was deducted from revenues, and amounted to $ 357, $ 272 and $ 294 for the years ended December 31, 2001, 2002 and 2003, respectively.

m.

Warranty costs:

The Group generally provides a warranty period of 12 months, at no extra charge. The Group estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Group’s warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Group periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Changes in warranty provision during the year ended December 31, 2003 were immaterial.

n.

Research and development costs:

Research and development costs, net of grants received, are charged to the statement of operations as incurred.

Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction of research and development costs.

o.

Income taxes:

The Group accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This Statement prescribes the use of the liability method whereby account balances of deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

p.

Concentrations of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, short-term and long-term bank deposits and structured notes and trade receivables.

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Cash and cash equivalents, short-term bank deposits, long-term bank deposits and structured notes are invested in U.S. dollar deposits with major banks in Israel and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group’s cash, cash equivalents and short-term and long-term bank deposits and structured notes are financially sound and, accordingly, minimal credit risk exists with respect to these financial instrument.

The trade receivables of the Group are derived from sales to customers located primarily in the United States, the Far East, Israel and Europe. The Group performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Group has determined to be doubtful of collection. The Group usually does not require collateral on trade receivables because most of its sales are to large and well-established companies.

q.

Basic and diluted net loss per share:

Basic and diluted net earning (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, in accordance with Statement of Financial Accounting Standards No. 128, “Earnings per Share” (“SFAS No. 128”).

All outstanding stock options and warrants have been excluded from the calculation of diluted net loss per Ordinary share because all such securities are anti-dilutive for all the periods presented.

The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted net loss per share, since they would have an anti-dilutive effect, were 6,064,305, 6,869,166 and 7,836,696 for the years ended December 31, 2001, 2002 and 2003, respectively.

r.

Accounting for stock-based compensation:

The Group has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” (“FIN No. 44”), in accounting for its employee stock option plans.  Under APB No. 25, when the exercise price of the Group’s share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

The Group adopted the disclosure provisions of Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure” (“SFAS No. 148”), which amended certain provisions of Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”) to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Group continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Pro forma information regarding the Group’s net loss and net loss per share is required by SFAS No. 123 and has been determined as if the Group had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123. The fair value for these options was estimated at the date of the grant using a Black-Scholes option pricing model and amortized over the vesting period. Fair values were estimated using the following weighted-average assumptions for 2001, 2002 and 2003: risk-free interest rates of 4%, 3% and 3% respectively, dividend yields of 0% for each year, volatility factors of the expected market price of the Company’s Ordinary shares of 1.30, 1.13 and 1.08, respectively, and a weighted average expected life of the options of 5, 5 and 4 years, respectively. Black-Scholes pricing-model was used to estimate the fair value of Employee Stock Purchase Plan (“ESPP”) compensation. Assumptions are not provided due to immateriality.

Pro forma information under SFAS No. 123 is as follows:

	December 31,
	2001	2002	2003

Net loss as reported	$ (13,273)	$ (14,157)	$ (8,434)
Add: stock based compensation expenses determined under the intrinsic value based method included in reported net loss	363	161	50
Deduct: total stock-based compensation expenses determined under the fair value based method for all awards	(25,897)	(15,398)	(10,004)

Pro forma net loss	$ (38,807)	$ (29,394)	$ (18,388)
Basic and diluted net loss per share as reported	$ (0.34)	$ (0.37)	$ (0.22)

Pro forma basic and diluted net loss per share	$ (1.09)	$ (0.76)	$ (0.49)

The Group applies SFAS No. 123 and Emerging Issues Task Force No. 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”), with respect to options and warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the options and warrants at the date of grant.

s.

Severance pay:

The Group’s liability for severance pay for Israeli employees is calculated pursuant to the Israeli severance pay law, based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment, or a portion thereof. The Group’s liability for all of its Israeli employees is fully provided by monthly deposits with severance pay funds, insurance policies and an accrual. The value of these policies is recorded as an asset in the Group’s balance sheet.

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies and includes immaterial profits.

Severance expenses for the years ended December 31, 2001, 2002 and 2003, amounted to approximately $ 997, $ 878 and $ 1,127 respectively.

t.

Advertising expenses:

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2001, 2002 and 2003, amounted to $ 296, $ 154 and $ 211, respectively.

u.

Fair value of financial instruments:

The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, trade payables and foreign currency contracts approximate their fair value due to the short-term maturity of such instruments.

Long-term bank deposits and structured notes are estimated by discounting the future cash flows using current interest rates for deposits of similar terms and maturities. The carrying amount of long-term deposits approximates their fair value.

The fair value of foreign currency contracts (used for hedging purposes) is estimated by obtaining current quotes from investment bankers.

v.

Derivative investments:

The Group uses derivatives instruments to manage exposures to foreign currency, primarily salary payments denominated in New Israeli Shekel (“NIS”). The Group’s objectives for holding derivatives are to minimize risks.

Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), requires a company to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For those derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings.

At December 31, 2003, the Group expects to reclassify $ 145 of net gains on derivative instruments from accumulated other comprehensive income to earnings during the next six months due to actual payment of variable interest associated with the floating rate debt.

Since the amounts of forward transaction does not exceed the salary payments, those transactions are all highly effective and the results are recorded as payroll expenses, at the time that the hedged expense is recorded. When the Group hedges payrolls for the following periods, then the results as of the balance sheet are recorded in other comprehensive income.

w.

Impact of recently issued accounting standards:

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. The Interpretation provides that a development stage entity is not a variable interests entity, if it can be demonstrated that the equity invested in the entity is sufficient to permit it to finance the activities it is currently engaged in and provisions in the entity’s governing documents and contractual arrangements allow additional equity investments. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period end after December 15, 2003. As of December 31, 2003, the Group does not expect the adoption of FIN 46 to have a material impact on its consolidated financial statements.

NOTE 3:-

INVENTORIES

	December 31,
	2002	2003

Raw materials	$ 2,714	$ 2,515
Finished products	1,963	2,152

	$ 4,677	$ 4,667

The Group periodically evaluates its inventory in accordance with its revenues forecasts and technological obsolescence. In the years ended December 31, 2001, 2002 and 2003, the Group wrote-off and wrote-down excess inventory that was expected to be sold at a price lower than the carrying value, in a total amount of $ 6,185, $ 1,684 and $ 835. These amount are included in cost of revenues.

NOTE 4:-

LONG-TERM BANK DEPOSITS AND STRUCTURED NOTES

Long-term bank deposits and structured notes are composed as follows:

	December 31, 2003
	Weighted average interest	U.S. dollars in thousands

Long-term bank deposits (in U.S. dollars)	2.70%	$ 25,270
Structured notes (1)	4.37%	25,000

		$ 50,270

(1)

During August 2003, the Group purchased four structured notes at par value totaling $ 25,000 for settlement during August 2006 from several banks. Under the arrangements with the banks, whether or not the deposits bear interest depends upon the rate of the three months to one year LIBOR.

For each day in which the relevant LIBOR rate is below an agreed annual fixed rate, which ranges from 2.25% to 5%. The deposits bear interest at the rate of 3.08% to 5.30% per annum. On all other days, the deposits do not bear any interest. As of December 31, 2003, investments in structured notes securities approximate their market value.

NOTE 5:-

INVESTMENT IN AN AFFILIATED COMPANY

In December 2000, the Company signed an agreement to invest in an unrelated privately-held company (“Affiliated Company”).

The Preferred shares have a preference in liquidation and are convertible at the holders option or upon an IPO into Ordinary shares and on weighted average ratchet basis.

NOTE 5:-

INVESTMENT IN AN AFFILIATED COMPANY (Cont.)

	December 31,
	2002	2003

Equity, net (1)	$ 150	$ 491
Convertible loans	149	-

Total investments	299	491

(1)

Net equity as follows:

Net equity as of purchase date	73	93
Unamortized goodwill	1,127	1,877
Accumulated net losses	(1,050)	(1,479)

	$ 150	$ 491

As of December 31, 2003, the Company holds 40% of the Affiliated Company’s share capital.

NOTE 6:-

PROPERTY AND EQUIPMENT, NET

	December 31,
	2002	2003
Cost:
Computers and peripheral equipment	$ 7,576	$ 8,276
Office furniture and equipment	1,696	3,314
Motor vehicles	111	111
Leasehold improvements	1,128	1,186

	10,511	12,887
Accumulated depreciation:
Computers and peripheral equipment	4,510	5,934
Office furniture and equipment	457	1,476
Motor vehicles	86	104
Leasehold improvements	391	809

	5,444	8,323

Depreciated cost	$ 5,067	$ 4,564

Depreciation expenses amounted to $ 1,572, $ 2,073 and $ 2,880 for the years ended December 31, 2001, 2002 and 2003, respectively.

NOTE 7:-

INTANGIBLE ASSETS, NET

		December 31,
		2002	2003

a.	Acquired technology	$ -	$ 1,173
	Accumulated amortization	-	(160)

	Amortized cost	$ -	$ 1,013

b.

Amortization expenses amounted to $ 160 for the year ended December 31, 2003

c.

Expected amortization expenses for the years ended December 31:

2004	$ 240
2005	$ 240
2006	$ 240
2007	$ 240
2008	$ 53

$ 1,013

NOTE 8:-

OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2002	2003

Employees and payroll accruals	$ 3,358	$ 4,040
Technology licensing fee provision	5,253	4,332
Government authorities	889	594
Accrued expenses	1,552	2,106
Third payment to Nortel with respect to acquisition	-	1,500
Accrual payment to Nortel, net	-	1,000
Other	128	253

	$ 11,180	$ 13,825

NOTE 9:-

COMMITMENTS AND CONTINGENT LIABILITIES

a.

Lease commitments:

The Group’s facilities are rented under several rental agreements in Israel and the U.S. for periods ending in 2013.

Future minimum rental and lease commitments under non-cancelable leases for the years ended December 31, are as follows:

2004	$ 2,618
2005	2,653
2006	2,551
2007	2,270
2008-2013	10,197

$ 20,289

Rent expenses for the years ended December 31, 2001, 2002 and 2003, were approximately $ 1,652, $ 1,713 and $ 1,829, respectively.

b.

Royalty commitment to the Office of the Chief Scientist of Israel:

The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. Through December 31, 2003, the Group had obtained grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (“the OCS”) aggregating to $ 435 for certain of the Group’s research and development projects. The Group is obligated to pay royalties to the OCS, amounting to 3%-3.5% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, linked to the U.S. dollars and bearing interest at the rate of LIBOR at the time of grant. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

As of December 31, 2003, the aggregate contingent liabilities to the OCS amounted to $ 437.

c.

Royalty commitments to a third party:

The Group entered into a patent license agreement with a third party. Under the agreement, the Group agreed to pay the third party quarterly royalty fees until 2008, based on 0.75%-0.9% of the Group ‘s revenues .

NOTE 10:-

TAXES ON INCOME

a.

Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index (“CPI”) or changes in the exchange rate of the NIS against the dollar for a “foreign investors” company. Until the taxable year 2002, the Company measured its results for tax purposes in accordance with changes in the Israeli CPI. Commencing with taxable year 2003, the Company has elected to measure its results for tax purposes on the basis of the changes in the exchange rate of NIS against the dollar. This election obligates the Company for three years.

b.

Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the law”):

The Company’s production facilities have been granted the status of an “Approved Enterprise” in accordance with the law under four separate investment programs that were approved in October 1993, January 1996, March 1999 and February, 2002. The Company is also a “foreign investors’ Company”, as defined by that law and, as such, is entitled to a ten-year period of benefit instead of seven years period and to an additional reduction in tax rates of 10% to 25% (based on the percentage of foreign ownership in each taxable year). According to the provisions of the law, the Company has elected the “alternative benefits” - waiver of Government grants in return for a tax exemption.

Income derived from the first “Approved Enterprise” program was tax-exempt for the two-year period ended December 31, 1999 and is eligible for a reduced tax rate of 10% to 25% for the eight year period ending December 31, 2007.

Income derived from the second “Approved Enterprise” program will be tax-exempt for a period of four years, and is subject to a corporate tax at the reduced rate of 10% to 25% for an additional period of six years. The benefit period will commence when the Company realizes taxable income from this enterprise.

Income derived from the third and fourth “Approved Enterprise” programs will be tax-exempt for a period of two years, and is subject to a corporate tax at the reduced rate of 10% to 25% for an additional period of eight years. The benefit period will commence when the Company realizes taxable income from this enterprise.

The period of tax benefits detailed above is subject to limits of the earlier of 12 years from commencement of production or 14 years from receiving the approval. Based on the aforementioned conditions, under the second, the third and the fourth expansion programs, the period of benefits for the production facilities, which has not yet commenced, will terminate in the years 2011, 2013 and 2015, respectively.

NOTE 10:-

TAXES ON INCOME (Cont.)

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2003, management believes that the Company is meeting all of the aforementioned conditions.

The tax-exempt income attributable to the “Approved Enterprise” can be distributed to shareholders without imposing tax liability on the Company only upon the complete liquidation of the Company. As of December 31, 2003, retained earnings included approximately $ 540 in tax-exempt income earned by the Company’s “Approved Enterprise”.

In the event of a distribution of such tax-exempt income as a cash dividend, in a manner other than upon the complete liquidation of the Company, it will be required to pay tax at the rate of 10% to 25% on the amount distributed and an income tax liability would be incurred of approximately $ 135 as of December 31, 2003.

The Company’s Board of Directors has determined that such tax-exempt income will not be distributed as dividends.

The law also grants entitlement to claim accelerated depreciation on equipment used by the “Approved Enterprise” during five tax years.

If the Company derives income from sources other than the “Approved Enterprise” during the relevant period of benefits, such income will be taxable at the regular corporate tax rate of 36%.

c.

Net operating losses carryforwards:

The Company has accumulated losses for tax purposes as of December 31, 2003, in the amount of approximately $ 76 million, which may be carried forward and offset against taxable income in the future for an indefinite period.

Through December 31, 2003, AudioCodes Inc. has a U.S. federal net operating loss carryforward of approximately $ 25 million, which can be carried forward and offset against taxable income for 15 to 20 years, and expires from 2015 to 2022, respectively.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provision of the Internal Revenue Code of 1986 and similar state provision. The amount limitation may result in the expiration of net operating losses before utilization.

NOTE 10:-

TAXES ON INCOME (Cont.)

d.

Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

The Company currently qualifies as an “industrial company” under the above law and as such is entitled to certain tax benefits, including accelerated depreciation and the deduction of public offering expenses in three equal annual payments.

e.

Loss before taxes consists of the following:

	Year ended December 31,
	2001	2002	2003

Domestic	$ (8,665)	$ (8,746)	$ (7,338)
Foreign	(4,608)	(5,411)	(1,096)

	$ (13,273)	$ (14,157)	$ (8,434)

f.

Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax liabilities and assets are as follows:

	December 31,
	2002	2003
Deferred tax assets:
Reserves and allowances	$ 1,629	$ 2,495
Net operating loss carryforwards	35,362	37,548

Net deferred tax assets before valuation allowance	36,991	40,043
Valuation allowance	(36,991)	(40,043)

Net deferred tax assets	$ -	$ -

As of December 31, 2003, the Group has provided full valuation allowances in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences, due to its history of operating losses and current uncertainty concerning its ability to realize these deferred tax assets in the future. Management currently believes that since the Group has a history of losses for tax purposes it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

AudioCodes Inc. has provided valuation allowances in respect of deferred tax assets resulting from tax benefits related to employee stock option exercises, which will be credited to additional paid-in capital when realized. Management currently believes that it is more likely than not that those deferred tax deductions will not be realized in the foreseeable future.

The main reconciling items between the statutory tax rate of the Group and the effective tax rate are the tax adjustments and the effects of “Approved enterprise”.

NOTE 11:-

SHARE CAPITAL

a.

General:

1.

In January 2001 and in April 28, 2002, the Company’s Board of Directors approved a share repurchase program pursuant to which the Company is authorized to purchase up to an aggregate amount of 4,000,000 of its outstanding Ordinary shares. As of December 31, 2003, the Company had purchased 3,942,139 of its outstanding Ordinary shares, at a weighted average price per share of $ 2.87.

2.

The Company’s shares are traded on the Nasdaq National Market. In addition, since October 2001, the Company’s shares have been listed for trade also on the Tel-Aviv Stock Exchange.

b.

The Ordinary shares entitle their holders to the right to receive notice to participate and vote in general meetings of the Company and the right to receive cash dividends and a share dividend if declared.

c.

Warrants issued to consultants:

During 1999, the Company issued warrants to directors to purchase 4,000 and 50,000 Ordinary shares of NIS 0.01 par value at an exercise price of $ 9.82 per share and $ 18.82 per share, respectively, expiring seven years from the date of grant. Warrants to purchase 24,000 Ordinary shares at an exercise price of $ 18.82 per share are exercisable immediately, and warrants to purchase 30,000 Ordinary shares are exercisable in four equal annual installments from the date of grant. During 2001, warrants to purchase 10,000 Ordinary shares at an exercise price of $ 18.82 were exercised.

As of December 31, 2003, 44,000 warrants are outstanding and exercisable at a weighted average exercise price of $ 18.00.

d.

Employee Stock Purchase Plan:

In May 2001, the Company’s Board of Directors adopted the Employee Stock Purchase Plan (“the Purchase Plan”), which provides for the issuance of a maximum of 2,000,000 Ordinary shares. As of December 31, 2003, 1,499,988 shares are still available for future issuance. Eligible employees can have up to 15% of their wages, up to certain maximums, to be used to purchase Ordinary shares. The Purchase Plan is implemented with purchases every six months occurring on July 31, and January 31. The price of the Ordinary shares purchased under the Purchase Plan is equal to 85% of the lower of the fair market value of the Ordinary shares on the commencement date of each offering period or on the semi-annual purchase date.

During the year ended 2001, 2002 and 2003, 32,608, 226,799 and 290,605 shares, respectively, were issued under the Purchase Plan for aggregate consideration of $ 139, $ 607, and $ 537, respectively.

NOTE 11:-

SHARE CAPITAL (Cont.)

e.

Employee Stock Option Plans:

Under the Company’s 1997 and 1999 Stock Option Plans (“the Plans”), options to purchase Ordinary shares may be granted to officers, directors, employees and consultants of the Company.

The total number of shares authorized for grant of options under the Plans is 12,769,626. As of December 31, 2003, 1,343,548 shares are still available for future option grants.

Stock options granted under the Plans are exercisable usually at the fair market value of the Ordinary shares at the date of grant and expire ten or seven years from the date of grant, and are subject to termination of employment. The options generally vest over four or five years, from the date of grant. Any options, which are forfeited or cancelled before expiration, become available for future grants.

A summary of the Company’s stock option activity and related information for the years ended December 31, 2001, 2002 and 2003, is as follows:

	2001		2002		2003
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of options	exercise price	of options	exercise price	of options	exercise price
		$		$		$
Outstanding at the beginning of the year	5,536,080	13.21	7,042,392	9.50	7,202,088	8.21
Granted	3,140,146	5.37	1,376,289	2.69	1,737,500*)	3.94
Exercised	(757,300)	0.92	(195,000)	0.76	(269,742)	4.14
Forfeited	(876,534)	25.14	(1,021,593)	11.07	(243,899)	5.92

Outstanding at the end of the year	7,042,392	9.50	7,202,088	8.21	8,425,947	7.06

Options exercisable at the end of the year	1,709,664	9.47	3,181,218	9.27	4,526,834	9.39

*)

During 2003, the Company issued options to directors to purchase 130,000 Ordinary shares of NIS 0.01 par value at an average exercise price of $ 7.38 per share expiring 10 years from the date of grant.

NOTE 11:-

SHARE CAPITAL (Cont.)

The options outstanding as of December 31, 2003, have been separated into exercise price, as follows:

Range of exercise price	Options outstanding as of December 31, 2003	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2003	Weighted average exercise price of exercisable options
$		(years)	$		$

0-0.61	276,600	3.13	0.61	276,600	0.61
1.1	417,000	4.48	1.10	417,000	1.10
1.73-2.51	1,382,736	8.28	2.24	416,498	2.09
2.67-4	939,685	8.43	3.14	263,029	2.95
4.1-6.04	1,609,732	8.32	4.43	459,357	4.23
6.51-9.24	2,156,794	6.58	7.51	1,345,800	7.34
9.81-14	661,500	6.32	10.01	529,000	10.02
18.82-20.35	102,500	7.51	18.88	143,000	18.86
25.5-36.56	835,400	5.50	29.40	643,550	29.38
50.50	44,000	5.50	50.50	33,000	50.50

	8,425,947		7.06	4,526,834	9.39

The Company has recorded deferred stock compensation for options issued with an exercise price below the fair market value of the Ordinary shares on the date of grant. The deferred stock compensation has been amortized and recorded as compensation expense ratably over the vesting period of the options. Compensation expenses of approximately $ 363, $ 161 and $ 50 were recognized during the years ended December 2001, 2002 and 2003, respectively.

Options granted to employees in 2001, 2002 and 2003, have an exercise price equal to the fair market value of Ordinary share at the grant date. The weighted average fair values of the options granted during 2001, 2002 and 2003 respectively were $ 4.61, $ 2.18 and $ 3.77, respectively. As to the way of computation of the fair value and the assumptions used in such computation, see Note 2r.

f.

Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to pay cash dividends in the foreseeable future. (See also Note 10b.)

NOTE 12:-

FINANCIAL INCOME, NET

	Year ended December 31,
	2001	2002	2003
Financial expenses:
Interest and others	$ (225)	$ (139)	$ (125)

Financial income:
Foreign currency translation differences	67	236	25
Interest and others	6,546	2,526	1,983

	6,613	2,762	2,008

	$ 6,388	$ 2,623	$ 1,883

NOTE 13:-

MAJOR, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.

Summary information about geographic areas:

The Group manages its business on a basis of one reportable segment. (See Note 1 for a brief description of the Group’s businesses). The data is presented in accordance with Statement of Financial Accounting Standards No. 131 “Disclosure About Segments of an Enterprise and Related Information” (“SFAS No. 131”). Revenues in the table below are attributed to geographical areas based on the location of the end customers.

The following presents total revenues for the years ended December 31, 2001, 2002 and 2003 and long-lived assets as of December 31, 2001, 2002 and 2003.

	2001		2002		2003
	Total	Long- lived	Total	Long- lived	Total	Long- lived
	revenues	assets	revenues	assets	revenues	assets

Israel	$ 5,873	$ 4,489	$ 3,227	$ 4,694	$ 2,984	$ 9,144
U.S.A.	19,845	515	10,864	373	25,179	753
Europe	3,516	-	2,919	-	5,587	-
Far East	6,405	-	10,179	-	10,478	-
Other	95	-	-	-	-	-

	$ 35,734	$ 5,004	$ 27,189	$ 5,067	$ 44,228	$ 9,897

NOTE 13:-

SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

b.

Major customers data as a percentage of total revenues:

	Year ended December 31,
	2001	2002	2003

Customer A	-	-	14%
Customer B	32%	*) -	*) -

*)

Less than 10% of total revenues.

- - - - - - - - - - -