Form 20-F/A
AUDIOCODES LTD
filed 2004-09-22
CIK 1086434

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20–F/A

(AMENDMENT NO. 1)

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

Item 17 ~     Item 18 ☒

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amended 20-F”) speaks as of the filing date of our Form 20-F for the fiscal year ended December 31, 2003, filed on June 30, 2004 (the “Original 20-F”), except for the certifications which speak as of their respective dates and the filing date of the Amended 20-F. Except as specifically indicated, the Amended 20-F has not been updated to reflect events occurring subsequent to the filing of the Original 20-F.

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

VoIP equipment can be used as a way to provide telecommunication services while bypassing the local service operator, in what is sometime referred to as “toll bypass”. Telecommunications traffic is diverted from traditional telephone lines to the public Internet, thus avoiding long distance call charges. As the use of VoIP to provide telecommunication services increases, phone companies are seeking the adoption of regulations that would require providers or users of such diverted calls to pay a charge to local service providers.

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

Growth in the demand for security features may increase the use of encryption technology in our products.  The use of encryption technology is generally regulated by governmental authorities and may require specific development, export or import licenses. Encryption standards may be based on proprietary technologies.  We may be unable to incorporate encryption standards into our products in a manner that will insure interoperability.  We also may be unable to secure licenses for proprietary technology on reasonable terms.   If we cannot meet encryption standards, or secure required licenses for proprietary encryption technology, our revenues and results of operations could be adversely affected.

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

•

a decrease in our profit margins;

•

amortization of intangibles and potential impairment of goodwill; and

•

write-offs of in-process research and development. If acquisitions disrupt our operations, our business may suffer.

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

This acquisition was accounted for under the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets acquired based on their related fair values.  We allocated $380,000 of the purchase price to property and equipment, $1.2 million to technology and $4.3 million to goodwill. The results of the UAS operations have been included in our consolidated financial statements since the acquisition date.

Additionally, contingent cash payments of up to $12.5 million could be due to Nortel in 2004, based on net orders for UAS products placed by Nortel over the 18 month period following the closing date. As of May 1, 2004 we had already paid $3.0 million of this amount to Nortel Networks.

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

This acquisition was accounted for under the purchase method of accounting and, accordingly, the purchase price will be allocated to the assets and liabilities acquired based on their related fair values.

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

AudioCodes provides a range of voice over packet processors of voice communications over different types of packet networks, such as IP and ATM. Our processors are used by original equipment manufacturers, known as OEMs, in their products enabling simple development and a significant reduction in time-to-market. Each processor constitutes a full voice band subsystem that includes standards-based low bit rate voice compression, echo cancellation, in-band signaling detection and generation fax transmission and other signaling tones handling.

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

The Mediant™ cable access gateway family is our line of packet telephony standards-compliant cable access gateways designed for either hybrid or all IP cable network architecture.   The Mediant cable access gateway enables deployment of advanced packet-based cable telephony at multiple service operators own pace, without costly hardware changes. The Mediant™ cable access gateway can be initially deployed as a V5.2 IP access terminal and then easily migrated by software upgrade to a cable telephony media gateway with external call management provided by a softswitch and an SS7 interface to the PSTN. Our Stretto™ product line is our family of media gateways for the second and third generations of wireless networks. Stretto™ is intended to enable packetization of legacy wireless networks, as well as serving as a voice media gateway in third generation packet enabled architecture. The Stretto™ product family is compatible with popular wireless voice coders and protocols for wireless networks such as code-division multiple access (CDMA), global system for mobile communications (GSM), CDMA2000 and universal mobile telecommunications service (UMTS), and builds on our award winning TrunkPack® architecture, which is installed in millions of lines worldwide.

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

VoIP for Telephony over Cable Networks

Telephony over cable networks is characterized by technical challenges due to the intrinsic nature of the cable system which broadcasts across the subscriber network. The cable telephony market is divided into two main standards: softswitch solutions and IP access terminal, or IPAT, V5.2 solutions utilizing Class 5 switches. We have developed media gateway technology that is capable of supporting both standards while migration from IPAT solutions to softswitch solutions may be done by a software only upgrade, thus protecting the end customer’s investment. Our technology complies with PacketCable standards including security/encryption technology, support for quality of service, call control and signaling.

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

D.

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

Investments in an affiliated company; and

•

Goodwill

Revenue Recognition and Allowance for Sales Returns

We generate our revenues from the sale of products, technology development contracts and licensing. We sell our products through a direct sales force and sales representatives. Our products are generally a bundled hardware and software solution that is delivered together to our customers, which include original equipment manufacturers (OEMs) network equipment providers and system integrators of a variety of telecommunications and networking products who are considered end users.

Revenues from products are recognized in accordance with Staff Accounting Bulletin No. 104 “Revenue Recognition in Financial Statements”, or SAB No. 104, when the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the product has occurred, (iii) the fee is fixed or determinable and (iv) collectability is probable. Determinations related to clauses (iii) and (iv) are based on management’s judgments regarding the fixed nature of the fee charged for products and the collectability of those fees. We have no obligation to customers after the date on which products are delivered, other than pursuant to warranty obligations and any applicable right of return.  We generally grant our customers the right of return or the ability to exchange a specific percentage of the total price paid for products they have purchased over a period of three months for other products.

We maintain a provision for product returns and exchanges in accordance with Statement of Financial Accounting Standards No. 48 “Revenue Recognition When Right of Return Exists”, or SFAS No. 48. This provision is based on historical sales returns, analysis of credit memo data and other known factors. This provision is deducted from revenues, and amounted to $272,000 in 2002 and $294,000 in 2003.

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

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the “moving average cost” method for raw materials, and on the basis of direct manufacturing costs for finished products. We periodically evaluate the quantities on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs and write-down provisions are provided to cover risks arising from slow moving or obsolete items. We wrote-off and wrote-down excess inventory that was expected to be sold at a price lower than the carrying value in the amount of $6.2 million in 2001, $1.7 million in 2002 and $835,000 in 2003.

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

Gross Profit.   Cost of revenues includes the manufacturing cost of hardware, quality assurance, overhead related to manufacturing activity and technology licensing fees payable to third parties. Gross profit increased 70.6% to $24.2 million in 2003 from $14.2 million in 2002. Gross profit percentage increased to 54.7% in 2003 from 52.2% in 2002.  The increase in gross profit percentage resulted primarily from a reduction in inventory write-offs and write-downs which are included in the cost of revenues.  These write-offs and write-downs were $835,000 in 2003 compared to $1.7 million in 2002.  Inventory write-offs were higher in 2002 because of the effects of the slowdown in the telecommunications market.  In addition, gross profit percentage benefited from manufacturing overhead being spread over a larger sales base.

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

Equity in losses of Affiliated Company.   Equity in losses of an affiliated company were $429,000 in 2003 compared to $300,000 in 2002.  We believe that the products being developed by the affiliated company may enable us to enter new markets and to offer new products.  As a result, during 2003, we increased our ownership in this company to 40%.  We also adopted the equity method of accounting in 2003.  Prior year results have been adjusted to reflect this investment at equity.

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

Gross Profit.   Cost of revenues includes the manufacturing cost of the hardware, quality assurance, any overhead related to manufacturing activity and technology licensing fees payable to third parties. Gross profit increased 2.8% to $14.2 million in 2002 from $13.8 million in 2001. Gross margin increased to 52.2% in 2002 from 38.6% in 2001. This increase was primarily due to the inventory write-offs and write-down of approximately $6.2 million that are included in the cost of revenues for 2001 compared to $1.7 million in 2002.  Our significantly higher level of inventory write-offs in 2001 was attributable primarily to the global economic slowdown in the telecommunications market that resulted in cancellation of orders by customers, lowered sales forecasts and reductions in the prices for components.  We wrote off excess inventories in order to adjust our inventory levels to lowered revenue expectations, to reflect discontinued or upgraded products and to mark down inventories that were expected to be sold at a price lower than their carrying value.

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

General and Administrative Expenses.   General and administrative expenses consist primarily of compensation for finance, human resources, general management, rent, networks and information systems and bad debt reserve, as well as insurance and professional services expenses. General and administrative expenses decreased 33.5% to $3.4 million in 2002 from $5.0 million in 2001. As a percentage of total revenues, general and administrative expenses decreased to 12.3% in 2002 from 14.1% in 2001. The $1.6 million decrease in general and administrative expenses was primarily due to a decrease of $899,000 in bad debt expenses in 2002 and the implementation by us of a wage reduction for all employees.  Our higher bad debt expense in 2001 is attributable to our provision of a $500,000 allowance with respect to an account receivable of a bankrupt customer.  In addition, the global economic slowdown in the telecommunications market during 2001 resulted in collection problems, which were not evident when the related revenues were initially recognized.

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

B.

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

Repurchase of Shares

In January 2001, our board of directors authorized us to repurchase up to 2,000,000 of our ordinary shares, and in April 2002, our board authorized the repurchase of an additional 2,000,000 of our ordinary shares, all subject to the discretion of our management. In 2001, we purchased 1,774,800 of our ordinary shares for an aggregate purchase price of approximately $6,401,000. In 2002, we purchased 2,079,139 of our ordinary shares for an aggregate purchase price of approximately $4,703,486. In 2003, we purchased 88,200 of our ordinary shares for an aggregate purchase price of approximately $215,321.

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

Our research and development expenses were $15.5 million in 2003 compared to $13.0 million in 2002 and $13.8 million in 2001. From time to time we have received royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the OCS, and the Israel-U.S. Binational Research and Development Foundation. As a recipient of grants from the OCS, we are obligated to perform all manufacturing activities for projects subject to the grants in Israel unless we receive an exemption. Know-how from the research and development which is used to produce products may not be transferred to third parties without the approval of the OCS. This approval is not required for the export of any products resulting from such research or development. Through December 31, 2003, we had obtained grants from the OCS aggregating $435,000 for certain of our research and development projects. We are obligated to pay royalties to the OCS, amounting to 3%-3.5% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, linked to the U.S. dollars and bearing interest at the rate of LIBOR at the time of grant. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

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

D.

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

E.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any “off-balance sheet arrangements” as this term is defined in Item 5E of  Form 20-F.

F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2003, our contractual obligations were as follows (in thousands):

	PAYMENTS DUE BY PERIOD

		LESS THAN 1
	TOTAL	YEAR	1-3 YEARS	4-5 YEARS	AFTER 5 YEARS

Rental and lease commitments	20,289	2,618	5,204	4,124	8,343

Total cash obligations	20,289	2,618	5,204	4,124	8,343

Our obligation for accrued severance pay under Israel’s Severance Pay Law as of December 31, 2003 was $3.99 million, of which $3.62 million was funded through deposits into severance pay funds, leaving a net obligation of approximately $370,000.

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

Nachum Falek joined AudioCodes in April 2000 and became our Vice President, and Chief Financial Officer in November 2003.  From 2000 to 2003 he served as Director of Finance. Prior to joining AudioCodes, Mr. Falek served as Controller at ScanVec-Amiable Ltd.  From 1998 to 1999, he was a Manager at Ernst & Young in Israel.  Mr. Falek holds a B.A. degree in Accounting and Economics from University of Haifa, M.B.A from Tel Aviv University, and is a licensed CPA in Israel.

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

B.

RELATED PARTY TRANSACTIONS

DSP Group, Inc. held 11.8% of our ordinary shares as of December 31, 2003. In 2003, we received approximately $261,000 in royalties from DSP Group. At December 31, 2003, we had no accounts receivable from DSP Group.

Supply Arrangements with DSP Group, Inc.

DSP Group, Inc. supplied us with DSP chips that we use for some of our signal processor products. In 2003, we spent approximately $15,000 purchasing chips from DSP Group.  We believe that these transactions have been conducted on an arms length basis and that we purchase the chips at their fair market value.

Development Agreement with DSP Group Ltd.

In October 1999, we entered into a development agreement with DSP Group Ltd., a company affiliated with DSP Group, Inc., one of our principal shareholders, and a third party. The agreement provides that DSP Group Ltd. will pay royalties for every chip actually sold by DSP Group Ltd. to third parties. As of December 31, 2003, we had not received any royalties.

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

The Investment Law provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel, be designated as an “approved enterprise.” Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, such as the equipment to be purchased and utilized pursuant to the program. The tax benefits under the Investment Law are not available for income derived from products manufactured outside of Israel.

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

Tax on dividends

Non-residents of Israel are subject to Israeli income tax on income accrued or derived from sources in Israel or received in Israel.  These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel.  On distributions of dividends, other than bonus shares and stock dividends, income tax at the rate of 25% is withheld at the source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.  If the dividends are distributed out of approved enterprise earnings, the applicable tax rate would be 15%. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty United States Resident will be 25%, however that tax rate is reduced to 12.5% for dividends not generated by an approved enterprise to a corporation which holds 10% or more of the voting power of our company during a certain period preceding distribution of the dividend.  Dividends derived from an approved enterprise will still be subject to 15% tax withholding.

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

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Joseph Tenne is an “audit committee financial expert” as defined in Item 16A of Form 20-F.

ITEM 16B.

CODE OF ETHICS

In 2004, we adopted a Code of Conduct and Business Ethics that applies to our chief executive officer, chief financial officer and other senior financial officers.  This Code has been posted on our website, www.audiocodes.com.

ITEM 16C.

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

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

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

10.13	Agreement between AudioCodes Ltd. and DSP Group, Inc. and France Télécom and Université de Sherbrooke, dated March 3, 1995.*
10.14	AudioCodes Ltd. 1997 Key Employee Option Plan (D).*
10.15	AudioCodes Ltd. 1997 Key Employee Option Plan (E).*
10.16	AudioCodes Ltd. 1999 Key Employee Option Plan (F), as amended.***
10.17	AudioCodes Ltd. 1997 Key Employee Option Plan, Qualified Stock Option Plan—U.S. Employees (E).*
10.18	AudioCodes Ltd. 1999 Key Employee Option Plan, Qualified Stock Option Plan—U.S. Employees (F).***
10.19	AudioCodes Ltd. 2001 Employee Stock Purchase Plan—Global Non U.S.§
10.20	AudioCodes Ltd. 2001 U.S. Employee Stock Purchase Plan.§
10.21	Lease Agreement between AudioCodes Ltd. And Gev-Yam Maman Nechasim BeLod Ltd., effective as of December 1, 2000.**†
10.22	Lease Agreement between AudioCodes Ltd. and Nortel Networks (Marketing and Sales) Israel Ltd., effective as of December 31, 2002.**††
10.23	Sublease Agreement between Ai-Logix, Inc. and Continental Resources, Inc., dated December 30, 2003.§§
10.24	Stock Purchase Agreement by and among AudioCodes Ltd., AudioCodes Inc., Ai-Logix, Inc.and AI Technologies N.V, dated as of May 12, 2004.§§
10.25	Registration Rights Agreement between AudioCodes and AI Technologies N.V, dated as of May 12, 2004.§§
10.26	OEM Purchase and Sale Agreement No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of April 28, 2003 ****§§
10.27	Amendment No. 1 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of May 1, 2003 ****§§
10.28	Purchase and Sale Agreement by and among Nortel Networks, Ltd., AudioCodes Inc. and AudioCodes Ltd., dated as of April 7, 2003.§§
12.1	Certification of Shabtai Adlersberg, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Nachum Falek, Vice President and Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
21.1	Subsidiaries of the Registrant.§§
23.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

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

§§

Incorporated herein by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2003, filed on June 30, 2004.

-#-

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on its behalf.

AUDIOCODES LTD.

By:

/s/ NACHUM FALEK

Nachum Falek

Vice President Finance  and

Chief Financial Officer

Date:  September 22, 2004

EXHIBIT INDEX

Exhibit No.	Exhibit

12.1	Certification of Shabtai Adlersberg, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Nachum Falek, Vice President and Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
23.1	Consent of Kost Forer and Gabbay & Kasierer, a member of Ernst & Young Global.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

IN U.S. DOLLARS

- - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

AUDIOCODES LTD.

We have audited the accompanying consolidated balance sheets of AudioCodes Ltd. (“the Company”) and its subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed in Index at Item 18. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, based on our audits, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2003, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
January 25, 2004	A Member of Ernst & Young Global

F-#

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except per share data

	December 31,
	2002	2003

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$ 47,799	$ 48,898
Short-term bank deposits	63,074	-
Trade receivables (net of allowance for doubtful accounts of $1,131 and $449 at December 31, 2002 and 2003, respectively)	4,443	7,717
Other accounts receivable and prepaid expenses	1,959	2,972
Inventories (Note 3)	4,677	4,667

Total current assets	121,952	64,254

LONG-TERM INVESTMENTS:
Long-term bank deposits and structured notes (Note 4)	-	50,270
Investment in an affiliated company (Note 5)	299	491
Severance pay fund	2,496	3,618

Total long-term investments	2,795	54,379

PROPERTY AND EQUIPMENT, NET (Note 6)	5,067	4,564

INTANGIBLE ASSETS, NET (Note 7)	-	1,013

GOODWILL (Note 1b)	-	4,320

Total assets	$ 129,814	$ 128,530

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$ 2,402	$ 4,197
Other accounts payable and accrued expenses (Note 8)	11,180	13,825

Total current liabilities	13,582	18,022

ACCRUED SEVERANCE PAY	2,848	3,990

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

*) Represents an amount lower than $1.

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

The consideration for the transaction amounted to $5,500 in cash, of which: $2,000 was paid at the closing date, $2,000 was paid six months after the closing date, and $1,500 is to be paid twelve months after the closing date. Under the terms of the acquisition agreement (“the agreement”), the Group is also required to pay $1,000 as a contingent payment, upon Nortel completing products integration under the development agreement.

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

Additionally, contingent cash payments of up to $12,500 in 2004, would be due Nortel, based on net orders for UAS products placed by Nortel over the 18 months period following the closing date.

NOTE 1:-

GENERAL (Cont.)

The contingent payments are not considered part of the acquisition cost and will be offset against related revenues earned by the Company from orders by Nortel for each respective period. The Company periodically assesses the expected earn out payment, based on net sales from orders placed by Nortel. The Company accrued earn-out payments in 2003, in the amount of $1,600, which are included in other payables in their net amount

c.

The Group is dependent upon sole source suppliers for certain key components used in its products, including certain digital signal processing chips. Although there is a limited number of manufacturers of these particular components, management believes that other suppliers could provide similar components at comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which could adversely affect the operating results of the Group and its financial position.

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

The Group periodically evaluates the quantities on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs and write-down provisions are provided to cover risks arising from slow moving items, technological obsolescence, excess inventories, discontinued products and for market prices lower than costs (see Note 3).

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.

Investment in an affiliated company:

Due to an increase of the Company’s ownership in an affiliated company during 2003, the investment is accounted for under the equity method, and 2002 results have been adjusted to record equity losses totaling $300.

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

Effective October 1, 2003, as a result of the expected relocation of the Company’s facilities, the Group changed the estimated useful life of certain leasehold improvements and other equipment to four months. The effect of the change in estimated useful life on the net loss and net loss per share for the year ended December 31, 2003 was $(689) and $(0.02) respectively. The annual expected effect of this change of estimated useful life for the following years is immaterial.

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

l.

Revenue recognition:

The Group generates its revenues from the sale of products and royalties earned from technology licensing. The Group sells its products through a direct sales force and sales representatives. The Group’s products are generally a bundled hardware and software solution that is delivered together to its customers, which include OEMs, network equipment providers and systems integrators of a variety of telecommunications and networking products and distributors all of whom are considered end-users.

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

The Group generally grants right of return or the ability to exchange a specific percentage of total price paid for products they have purchased over a period of three months for other  products to its customers. The Group maintains a provision for product returns and exchanges in accordance with Statement of Financial Accounting Standards No. 48, “Revenue Recognition When Right of Return Exists” (“SFAS No. 48”). The provision was deducted from revenues, and amounted to $357, $272 and $294 for the years ended December 31, 2001, 2002 and 2003, respectively.

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

Severance expenses for the years ended December 31, 2001, 2002 and 2003, amounted to approximately $997, $878 and $1,127 respectively.

t.

Advertising expenses:

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2001, 2002 and 2003, amounted to $296, $154 and $211, respectively.

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

At December 31, 2003, the Group expects to reclassify $145 of net gains on derivative instruments from accumulated other comprehensive income to earnings during the next six months due to actual payment of variable interest associated with the floating rate debt.

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

The Group periodically evaluates its inventory in accordance with its revenues forecasts and technological obsolescence. In the years ended December 31, 2001, 2002 and 2003, the Group wrote-off and wrote-down excess inventory that was technologically obsolete, in excess of the Group’s sales forecasts, related to discontinued products and expected to be sold at a price lower than the carrying value, in a total amount of $6,185, $1,684 and $835. These amount are included in cost of revenues.

NOTE 4:-

LONG-TERM BANK DEPOSITS AND STRUCTURED NOTES

Long-term bank deposits and structured notes are composed as follows:

	December 31, 2003
	Weighted average interest	U.S. dollars in thousands

Long-term bank deposits (in U.S. dollars)	2.70%	$ 25,270
Structured notes (1)	4.37%	25,000

		$ 50,270

(1)

During August 2003, the Group purchased four structured notes at par value totaling $25,000 for settlement during August 2006 from several banks. Under the arrangements with the banks, whether or not the deposits bear interest depends upon the rate of the three months to one year LIBOR.

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

Depreciation expenses amounted to $1,572, $2,073 and $2,880 for the years ended December 31, 2001, 2002 and 2003, respectively.

NOTE 7:-

INTANGIBLE ASSETS, NET

		December 31,
		2002	2003

a.	Acquired technology	$ -	$ 1,173
	Accumulated amortization	-	(160)

	Amortized cost	$ -	$ 1,013

b.

Amortization expenses amounted to $160 for the year ended December 31, 2003

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

$ 20,289

Rent expenses for the years ended December 31, 2001, 2002 and 2003, were approximately $1,652, $1,713 and $1,829, respectively.

b.

Royalty commitment to the Office of the Chief Scientist of Israel:

The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. Through December 31, 2003, the Group had obtained grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (“the OCS”) aggregating to $435 for certain of the Group’s research and development projects. The Group is obligated to pay royalties to the OCS, amounting to 3%-3.5% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, linked to the U.S. dollars and bearing interest at the rate of LIBOR at the time of grant. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

As of December 31, 2003, the aggregate contingent liabilities to the OCS amounted to $437.

c.

Royalty commitments to a third party:

The Group entered into a patent license agreement with a third party. Under the agreement, the Group agreed to pay the third party quarterly royalty fees until 2008, based on 0.75%-0.9% of the Group’s total consolidated revenues.

From time to time, the Company may be subject to patent infringement claims that arise in the ordinary course of its business activities. The Company estimates and records liabilities for those contingent claims for which it believes future expenditures will be required and for which such expenditures can be reasonably estimated.

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

The tax-exempt income attributable to the “Approved Enterprise” can be distributed to shareholders without imposing tax liability on the Company only upon the complete liquidation of the Company. As of December 31, 2003, retained earnings included approximately $540 in tax-exempt income earned by the Company’s “Approved Enterprise”.

In the event of a distribution of such tax-exempt income as a cash dividend, in a manner other than upon the complete liquidation of the Company, it will be required to pay tax at the rate of 10% to 25% on the amount distributed and an income tax liability would be incurred of approximately $135 as of December 31, 2003.

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

c.

Net operating losses carryforwards:

The Company has accumulated losses for tax purposes as of December 31, 2003, in the amount of approximately $76 million, which may be carried forward and offset against taxable income in the future for an indefinite period.

Through December 31, 2003, AudioCodes Inc. has a U.S. federal net operating loss carryforward of approximately $25 million, which can be carried forward and offset against taxable income for 15 to 20 years, and expires from 2015 to 2022, respectively.

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

NOTE 11:-

SHARE CAPITAL

a.

General:

1.

In January 2001 and in April 28, 2002, the Company’s Board of Directors approved a share repurchase program pursuant to which the Company is authorized to purchase up to an aggregate amount of 4,000,000 of its outstanding Ordinary shares. As of December 31, 2003, the Company had purchased 3,942,139 of its outstanding Ordinary shares, at a weighted average price per share of $2.87.

2.

The Company’s shares are traded on the Nasdaq National Market. In addition, since October 2001, the Company’s shares have been listed for trade also on the Tel-Aviv Stock Exchange.

b.

The Ordinary shares entitle their holders to the right to receive notice to participate and vote in general meetings of the Company and the right to receive cash dividends and a share dividend if declared.

c.

Warrants issued to consultants:

During 1999, the Company issued warrants to directors to purchase 4,000 and 50,000 Ordinary shares of NIS 0.01 par value at an exercise price of $9.82 per share and $18.82 per share, respectively, expiring seven years from the date of grant. Warrants to purchase 24,000 Ordinary shares at an exercise price of $18.82 per share are exercisable immediately, and warrants to purchase 30,000 Ordinary shares are exercisable in four equal annual installments from the date of grant. During 2001, warrants to purchase 10,000 Ordinary shares at an exercise price of $18.82 were exercised.

As of December 31, 2003, 44,000 warrants are outstanding and exercisable at a weighted average exercise price of $18.00.

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

During the year ended 2001, 2002 and 2003, 32,608, 226,799 and 290,605 shares, respectively, were issued under the Purchase Plan for aggregate consideration of $139, $607, and $537, respectively.

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

*)

During 2003, the Company issued options to directors to purchase 130,000 Ordinary shares of NIS 0.01 par value at an average exercise price of $7.38 per share expiring 10 years from the date of grant.

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

The Company has recorded deferred stock compensation for options issued with an exercise price below the fair market value of the Ordinary shares on the date of grant. The deferred stock compensation has been amortized and recorded as compensation expense ratably over the vesting period of the options. Compensation expenses of approximately $363, $161 and $50 were recognized during the years ended December 2001, 2002 and 2003, respectively.

Options granted to employees in 2001, 2002 and 2003, have an exercise price equal to the fair market value of Ordinary share at the grant date. The weighted average fair values of the options granted during 2001, 2002 and 2003 respectively were $4.61, $2.18 and $3.77, respectively. As to the way of computation of the fair value and the assumptions used in such computation, see Note 2r.

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

*)

Less than 10% of total revenues.

NOTE 14:-

RELATED PARTIES

The following transactions and balances with DSP Group, Inc., which held 11.8% of the Company's shares as of December 31, 2003, are included in the financial statements as follows:

Year ended December 31,
	2001	2002	2003

Revenues from royalty fees	$ 319	$ 209	$ 261

Purchases of raw materials	$ 646	$ 19	$ 15

Trade payables	$ 100	$ -	$ -

In October 1999, the Company entered into a development agreement with DSP Group Ltd., a company affiliated with DSP Group, Inc., and third a party. According to the agreement, DSP Group Ltd. will pay royalties for every chip actually sold by DSP Group Ltd. to third parties. As of December 31, 2003, the Company had not received any royalties.

NOTE 15:-

SUBSEQUENT EVENTS (UNAUDITED)

On May 12, 2004, the Company acquired all of the outstanding common shares of Ai-Logix, Inc., a leading provider of advanced voice recording hardware technology. The Company paid $10 million in cash at the closing. An additional payment is required to be made in April 2005 based on the achievement of revenue milestones and additional terms by the Ai-Logix business during 2004.  This payment may be made, at the Company’s option, in cash or by issuance of its ordinary shares.  In the event that the Company elects to make this payment by issuing its ordinary shares, it will be required to register such shares for sale under the Securities Act of 1933.

This acquisition will be accounted for under the purchase method of accounting and, accordingly, the purchase price will be allocated to the assets and liabilities acquired based on their related fair values.

- - - - - - - - - - -