Form 20-F
period 2004-12-31
AUDIOCODES LTD
filed 2005-06-02
CIK 1086434

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20 – F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to __________

Commission file number 0-30070

AUDIOCODES LTD.

(Exact name of Registrant as specified in its charter and translation of Registrant's name into English)

ISRAEL

(Jurisdiction of incorporation or organization)

1 Hayarden Street, Airport City Lod 70151, Israel

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class None	Name of each exchange on which registered

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

        As of December 31, 2004, the Registrant had outstanding 39,865,993 Ordinary Shares, nominal value NIS 0.01 per share.

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

PART I

        Unless the context otherwise requires, "AudioCodes," "us," "we" and "our" refer to AudioCodes Ltd. and its subsidiaries.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

        We derived the consolidated statements of operations data for the years ended December 31, 2002, 2003 and 2004 and consolidated balance sheets data as of December 31, 2003 and 2004 from the audited consolidated financial statements set forth elsewhere in this Annual Report. We derived the consolidated statements of operations data for the years ended December 31, 2000 and 2001 and the consolidated balance sheets data as of December 31, 2000, 2001 and 2002 from audited consolidated financial statements that are not included in this Annual Report.

        On October 6, 2000, we effected a two-for-one stock split in the form of a stock dividend. All share and per share data for periods prior to and including that date have been retroactively adjusted to reflect this stock split. All figures relating to outstanding shares exclude shares held in treasury.

(U.S. dollars in thousands, except share and per share data)

	Year Ended December 31,
	2000	2001	2002	2003	2004

Statement of Operations Data:
Revenues	$71,798	$35,734	$27,189	$44,228	$82,756
Cost of revenues	28,029	21,942	13,006	20,037	34,375

Gross profit	43,769	13,792	14,183	24,191	48,381
Operating expense:
Research and development, net	10,588	13,807	13,022	15,476	20,009
Selling and marketing	11,204	13,852	14,288	14,537	19,891
General and administrative	2,917	5,044	3,353	4,066	4,851

Total operating expenses	24,709	32,703	30,663	34,079	44,751

Operating income (loss)	19,060	(18,911)	(16,480)	(9,888)	3,630
Financial income, net	8,057	6,388	2,623	1,883	2165
Equity in losses of an affiliated company	-	750	300	429	516

Income (loss) before taxes on income	27,117	(13,273)	(14,157)	(8,434)	5,279
Taxes on income	438	-	-	-	273

Net income (loss)	$26,679	$(13,273)	$(14,157)	$(8,434)	$5,006

Basic net earnings (loss) per share	$0.68	$(0.34)	$(0.37)	$(0.22)	$0.13

Diluted net earnings (loss) per share	$0.62	$(0.34)	$(0.37)	$(0.22)	$0.12

Weighted average number of ordinary of
shares used in computing basic net
earnings (loss) per share	39,273	39,591	38,518	37,509	38,614

Weighted average number of ordinary
shares used in computing diluted
net earnings per share	43,051	39,591	38,518	37,509	42,607

	December 31,
	2000	2001	2002	2003	2004

Balance Sheet Data:
Cash and cash equivalents	$9,575	$50,086	$47,799	$48,898	$166,832
Short-term bank deposits	135,598	79,984	63,074	-	-
Working capital	146,119	126,242	108,370	46,232	171,447
Long-term bank deposits and structured
notes	-	-	-	50,270	50,195
Total assets	174,329	148,416	129,814	128,530	272,145
Senior convertible notes	-	-	-	-	120,660
Total shareholders' equity	149,720	131,255	113,384	106,518	121,985

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

        We are subject to various risks and uncertainties relating to or arising out of the nature of our business and general business, economic, financing, legal and other factors or conditions that may affect us. We believe that the occurrence of any one or some combination of the following factors could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Risks Related to Our Business and Industry

The slowdown in capital expenditures by telecommunications service providers has had and could continue to have a material adverse effect on our results of operations.

        A deterioration of economies around the world and economic uncertainty in the telecommunications market began in 2000 and continued through 2003. This resulted in a curtailment of capital investment by telecommunications carriers and service providers as well as by businesses that use our products, referred to as the enterprise market. It also reduced our ability to forecast orders, also referred to as “low visibility”. We cannot be sure whether increased expenditures will continue to be made in the telecommunications industry in general or in the voice over packet portion of the market. The decline in capital expenditures has in the past had a substantial impact on our results of operations with our revenues declining from $71.8 million in 2000 to $27.2 million in 2002 primarily as a result of such a decline. Because a substantial portion of our operating expenses consist of salaries, we may not be able to reduce our operating expenses in line with any reduction in revenues or may elect not to do so for business reasons. As a result of this downturn and our relatively stable operating expenses, we incurred a net loss of $13.3 million in 2001, $14.2 million in 2002 and $8.4 million in 2003. We will need to continue to generate increased revenues as well as manage our costs to maintain profitability. Any future industry downturn may increase our inventories, decrease our revenues, result in additional pressure on the price of our products and prolong the time until we are paid, all of which would have a material adverse effect on the results of our operations and on our cash flow from operations.

If new products we recently introduced or expect to introduce in the near future fail to generate the level of demand we originally anticipated, we will realize a lower than expected return from our investment in research and development with respect to those products, and our results of operations may suffer.

        Our success is dependent, in part, on the willingness of our customers to transition or migrate to new products, such as our expanded offering of Mediant and Stretto systems, or expected future products. We are involved in a continuous process of evaluating changing market demands and customer requirements in order to develop and introduce new products, features and applications to meet changing demands and requirements. We need to be able to interpret market trends and the advancement of technology in order to successfully develop and introduce new products, features and applications. If potential customers defer transition or migration to new products, our return on our investment in research and development with respect to products recently introduced or expected to be introduced in the near future will be lower than we originally anticipated and our results of our operations may suffer.

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

        The market for Voice over Packet, or VoP, services is currently developing. We cannot be sure that the delivery of telephone and other communications services over packet networks rather than over traditional telephone networks will expand. We cannot be sure that packet based voice networks will become widespread or that connections between packet networks and telephone networks will become commonplace. The adaptation process of connecting packet networks and telephone networks can be time consuming and costly. In addition, limitations of VoP technology, such as the inability to make a call during a power outage and difficulty in accessing 911 services, could adversely affect the market for VoP services. Sales of our VoP products will depend on the development of packet networks and the commercialization of VoP services. If this market does not develop, or develops more slowly than we expect, we may not be able to sell our products in significant volume.

New industry standards, the modification of our products to meet additional existing standards or the addition of features to our products may delay the introduction of our products or increase our costs.

        The industry standards that apply to our products are continually evolving. In addition, since our products are integrated into networks consisting of elements manufactured by various companies, they must comply with a number of industry standards and practices established by various international bodies and industry forums. Should new standards gain broad acceptance, we will be required to adopt those standards in our products. We may also decide to modify our products to meet additional existing standards or add features to our products. Standards may be adopted by various industry interest groups or may be proprietary and nonetheless accepted broadly in the industry. It may take us a significant amount of time to develop and design products incorporating these new standards. We may also have to pay additional fees to the developers of the technologies which constitute the newly adopted standards.

Our customers or potential customers may develop or prefer to develop their own technical solutions, and as a result, would not buy our products.

        Our products are primarily sold as components or building blocks to large original equipment manufacturers, or OEM’s, or network equipment providers. Our customers incorporate our products into their product offerings, usually in conjunction with value-added services of their own or of third parties. Customers or potential customers may prefer to develop their own technology or purchase third party technology. They could also manufacture their own components or building blocks that are similar to the ones we offer. Large customers have already committed significant resources in developing integrated product offerings. Customers may decide that this gives them greater control over supplies, specifications and performance. Customers may therefore not buy components from an external manufacturer such as us. This could have an adverse impact on our ability to sell our products and our revenues.

We have depended on a small number of large customers. The loss of one of these customers or the reduction in purchases by a significant customer could have a material adverse effect on our revenue.

        Historically, a substantial portion of our revenue has been derived from large purchases by a small number of OEMs and network equipment providers, systems integrators and distributors. For example, our top three customers accounted for approximately 29.0% of our revenues in 2004, 26.9% of our revenues in 2003 and 22.4% of our revenues in 2002. Sales to Nortel Networks accounted for 18.6% of our revenues in 2004 compared to 14.3% of our revenues in 2003 and 1.4% of our revenues in 2002. We do not enter into sales agreements in which the customer is obligated to purchase a set quantity of our products. Based on our experience, we expect that our customer base may change from period to period. If we lose a large customer and fail to add new customers there could be a material adverse effect on our results of operations.

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

        The following factors have affected our quarterly results of operations in the past and are likely to affect our quarterly results of operations in the future:

—	size, timing and pricing of orders, including order deferrals and delayed shipments;

—	launching of new product generations;

—	length of approval processes or market testing;

—	technological changes in the telecommunications industry;

—	competitive pricing pressures;

—	the timing and approval of government research and development grants;

—	accuracy of telephone company, distributor and original equipment manufacturer forecasts of their customers' demands;

—	changes in our operating expenses;

—	disruption in our sources of supply; and

—	general economic conditions.

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

Generally, we sell to original equipment manufacturers, or OEMs, network equipment providers or system integrator customers, as well as to distributors. As a result, we have less information with respect to the actual requirements of end users and their utilization of equipment. We also have less influence over the choice of equipment by these end users.

        We typically sell to OEM customers, network equipment providers, and system integrators, as well as to distributors. Our customers usually purchase equipment from several suppliers and may be trying to fulfill one of their customers’ specific technical specifications. We rely heavily on our customers for sales of our products and to inform us about market trends and the needs of their customers. We cannot be certain that this information is accurate. If the information we receive is not accurate, we may be manufacturing products that do not have a customer or fail to manufacture products that end users want. Because we are selling products to OEMs, system integrators and distributors rather than directly to end users, we have less control over the ultimate selection of products by end users.

The markets we serve are highly competitive and many of our competitors have much greater resources, which may make it difficult for us to maintain profitability.

        Competition in our industry is intense and we expect competition to increase in the future. Our competitors currently sell products that provide similar benefits to those that we sell.

        Our principal competitors in the sale of signal processing chips are Texas Instruments, Broadcom Infineon, Centillium, Mindspeed, Netergy and VoicePump, a subsidiary of DSP Group. Several large manufacturers of generic signal processors, such as Motorola, Agere Systems and Intel have begun, or are expected to begin market competing processors. Competition for our module level products include semiconductor manufacturers such as Texas Instruments, Mindspeed, Centillium, Performance Technologies Inc., and Spectrum Signal Processing Inc. Our principal competitors in the communications board market are NMS Communications, Intel, Motorola, Brooktrout, Inc., Acculab and PIKA Technologies, Inc.

        Our principal competitors in the area of analog media gateways (2 to 24 ports) for access and enterprise are Cisco Systems Inc., Mediatrix Telecom, Inc., Vega Stream Limited, Samsung, Innovaphone AG, Quintum Technologies, Tainet Communication System Corp., Welltech, Ascii Corp., D-Link Systems, Inc., Multitech Inc., Inomedia, OKE LG, Cisco Systems, Veraz Networks, Sonus Networks, Nuera, Tekelec, General Bandwidth, Telica and Commatch. In addition we face competition in mid and high density gateways from internal development at companies such as Nortel, Lucent, Alcatel, Siemens, Huawei, UTstarcom, ZTE and others.

        We also face significant and increasing competition in the market for products utilized in the VoIP market. Our competitors in the market for VolP products include telecommunications companies, data communication companies and companies specializing in voice over IP products, some of which have greater name recognition, larger installed customer bases and significantly greater financial, technical and marketing resources than we do.

        Many of our competitors have the ability to offer vendor-sponsored financing programs to prospective customers. Some of our competitors with broad product portfolios may also be able to offer lower prices on products that compete with ours because of their ability to recoup a loss of margin through sales of other products or services. Additionally, voice, audio and other communications alternatives that compete with our products are being continually introduced.

        In the future, we may also develop and introduce other products with new or additional telecommunications capabilities or services. As a result, we may compete directly with telephone companies and other telecommunications infrastructure providers. Additional competitors may include companies that currently provide computer software products and services, such as telephone, media, publishing and cable television. The ability of some of ours competitors to bundle other enhanced services or other products, such as video images, with VoIP products could give these competitors an advantage over us.

Offering to sell system level products that compete with the products manufactured by our customers could negatively affect our business.

        We have broadened our product offerings from chips to boards, subsystems and gateway level products (systems). These products could compete with products offered by our customers. These customers could decide to decrease purchases from us because of this competition. This could result in a material adverse effect on our results of operations.

We rely on third-party subcontractors to assemble our products and therefore do not directly control manufacturing costs, product delivery schedules or manufacturing quality.

        Our products are assembled and tested by third-party subcontractors. As a result of our reliance on third-party subcontractors, we cannot directly control product delivery schedules. We have in the past experienced delays in delivery schedules. Any problems that occur and persist in connection with the delivery, quality or cost of the assembly and testing of our products could have a material adverse effect on our business, financial condition and results of operations. This reliance could also lead to product shortages or quality assurance problems, which, in turn, could lead to an increase in the costs of manufacturing or assembling our products.

We may not be able to deliver our products to our customers, and substantial reengineering costs may be incurred if a small number of third-party suppliers do not provide us with key components on a timely basis.

        Texas Instruments Incorporated supplies all of the chips for our signal processor product line. Our signal processor line is used both as a product line in its own right and as a key component in our other product lines. Motorola manufactures all of the communications processors currently used on our communications boards. These suppliers also supply many of our competitors.

        We have not entered into any long-term supply agreements or alternate source agreements with our suppliers and, while we maintain an inventory of critical components, our inventory of chips would likely not be sufficient in the event that we had to engage an alternate supplier for these components.

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

        Some of our sole source suppliers custom produce components for us based upon our specifications and designs while other of our sole source suppliers are the only manufacturers of certain components required by our products. We have not entered into any long-term supply agreements or alternative source agreements with our suppliers and while we maintain an inventory of components from single source providers, our inventory would likely not be sufficient in the event that we had to engage an alternate supplier of these single source components. In the event of any interruption in the supply of components from any of our sole source suppliers, we may have to expend significant time, effort and other resources in order to locate a suitable alternative manufacturer and secure replacement components. If no replacement components are available, we may be forced to redesign certain of our products. Any such new design may not be accepted by our customers. A prolonged disruption in supply may force us to redesign and retest our products. Any interruption in supply from any of these sources or an unexpected technical failure or termination of the manufacture of components could disrupt production, thereby adversely affecting our ability to deliver products and to support products previously sold to our customers.

        In addition, if demand for telecommunications equipment increases, we may face a shortage of components from our suppliers. This could result in longer lead times, increases in the price of components and a reduction in our margins, all of which could adversely affect the results of our operations.

Our customers may require us to produce products or systems to hold in inventory in order to meet their “just in time”, or short lead time, delivery requirements. If we are unable to sell this inventory on a timely basis, we could incur charges for excess and obsolete inventory which would adversely affect our results of operations.

        Our customers expect us to maintain an inventory of products available for purchase off the shelf subsequent to the initial sales cycle for these products. This may require us to incur the costs of manufacturing inventory without having a purchase order for the products. The VoP industry is subject to rapid technological change and volatile customer demands, which result in a short product commercial life before a product becomes obsolete. If we are unable to sell products that are produced to hold in inventory, we may incur write offs and write downs as a result of slow moving items, technological obsolescence, excess inventories, discontinued products and products with market prices lower than cost. Write offs and write downs could adversely affect our operating results and financial condition. We wrote off and wrote down inventory in the amount of $1.7 million in 2002, $835,000 in 2003 and $1.2 million in 2004.

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

        Our success and ability to compete depend in part upon protecting our proprietary technology. We rely on a combination of patent, trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights. These agreements and measures may not be sufficient to protect our technology from third-party infringement, or to protect us from the claims of others. Enforcement of intellectual property rights may be expensive and may divert attention of management and of research and development personnel away from our business. Intellectual property litigation could also call into question the ownership or scope of rights owned by us. We believe that at least one of our patents may cover technology related to the ITU G.723.1 standard. Because of our involvement in the standard setting process, we may be required to license certain of our patents on a reasonable and non-discriminatory basis to a current or future competitor, to the extent required to carry out the G.723.1 standard. Additionally, our products may be manufactured, sold, or used in countries that provide less protection to intellectual property than that provided under U.S. or Israeli laws or where we do not hold relevant intellectual property rights.

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

        On May 19, 2005, the FCC issued an order that requires interconnected VoIP service providers to be able to deliver all 911 calls to the customer’s local emergency operator. Interconnected providers are those companies that enable VoIP customers to receive calls from and make calls to the traditional public switched telephone network. The FCC also indicated that it would adopt rules in the future that would require a method for determining the location of a VoIP customer making a 911 call without the customer having to report this information. VoIP service providers may have difficulties complying with this order in the required time frame, as well as any future orders issued by the FCC. Equipment and software manufacturers may have difficulty in complying with new technical requirements. In addition, the cost of providing Internet phone service could increase which could result in slower growth and decreased profitabilities for this industry. The increase in regulation of VoIP services and the increase in the cost of these services could adversely affect sales of our products and adversely affect our results of operations.

        The enactment of any additional regulation or taxation of communications over the public Internet in the United States or elsewhere in the world could have a material adverse effect on our customers’ (and their customers’) businesses and could therefore adversely affect sales of our products. We do not know what effect, if any, possible legislation or regulatory actions in the United States or elsewhere in the world may have on private telecommunication networks, the provision of VoIP services and purchases of our products.

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

        We generated 36% of our revenues in 2003 and 28% of our revenues in 2004 outside of the United States and Israel. Part of our strategy is to expand our penetration in existing foreign markets and to enter new foreign markets. Our ability to penetrate some international markets may be limited due to different technical standards, protocols or product requirements in different markets. Expansion of our international business will require significant management attention and financial resources. Our international sales and operations are subject to numerous risks inherent in international business activities, including:

—	economic and political instability in foreign countries;

—	staffing and managing foreign operations;

—	increased risk of collection; and

—	burdens that may be imposed by tariffs and other trade barriers.

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

        Foreign currency fluctuations may affect the prices of our products. Our prices in all countries are denominated primarily in dollars. If there is a significant devaluation in a specific country, the prices of our products will increase relative to the local currency and may be less competitive. We cannot be sure that our international customers will continue to place orders denominated in dollars. The introduction into circulation of the Euro in 2002 placed pressure on us to sell to European customers in Euro rather than dollar prices. Sales denominated in Euros could make our revenues subject to fluctuation in the Euro/dollar exchange rate.

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

        Because our products are complex and our market is evolving, the success of our business depends in large part upon the continuing contributions of our management and key personnel. Specifically, we rely heavily on the services of Shabtai Adlersberg, our Chief Executive Officer. If Shabtai Adlersberg is unable or unwilling to continue with us, our results of operations could be materially and adversely affected. We do not carry key person insurance for Mr. Adlersberg.

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

        Acquisitions could result in:

—	substantial cash expenditures;

—	potentially dilutive issuances of equity securities;

—	the incurrence of debt and contingent liabilities;

—	a decrease in our profit margins;

—	amortization of intangibles and potential impairment of goodwill; and

—	write-offs of in-process research and development.

        If acquisitions disrupt our operations, our business may suffer.

If we do not manage our anticipated growth effectively, our results of operations could be adversely affected.

        We have actively expanded our operations in the past and may continue to expand them in the future. This expansion has required, and may continue to require, the application of managerial, operational and financial resources. We cannot be sure that we will continue to expand, or that we will be able to expand our operations successfully. In particular, our business requires us to focus on multiple markets, including the VoIP, cable and wireless markets. In addition, we work simultaneously with a number of large OEMs and network equipment providers each of which may have different requirements for the products that we sell to them. We may not have sufficient manpower, or may be unable to devote this manpower when needed, to address the requirements of these markets and customers. If we are unable to manage our expanding operations effectively, our revenues may not increase, our cost of operations may rise and our results of operations may be adversely affected.

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

        Our gross profit percentage has increased in each of the past three years. However, our gross profit percentage is still lower than in 2000. The recent increase in our gross profit percentage could be negatively affected by an increase in manufacturing costs, a shift in our sales mix towards our less profitable products, increased customer demand for longer product warranties and increased cost pressures as a result of increased competition. Acquisitions of new businesses could also negatively affect our gross profit percentage, which could cause an adverse effect on our results of operations.

The growth in our product portfolio means that we have to service and support more products. This may result in an increase in our expenses and an adverse effect on our results of operations.

        The size of our product portfolio has increased and continues to increase. As a result, we are required to provide to our customers sales support and maintenance. Customers have requested that we provide a contractual commitment to support a product for a specified period of time. This period of time may exceed the working life of the product or extend past the period of time that we may intend to manufacture or support a product. We are dependent on our suppliers for the components (hardware and software) needed to provide support and may be unable to secure the components necessary to satisfy our service commitments. We do not have long term contracts with our suppliers, and they may not be obligated to provide us with products or services for any specified period of time. We may need to purchase an inventory of replacement components and parts in advance in order to try to provide for their availability when needed. This could result in increased risk of write offs with respect to our replacement component inventory to the extent that we cannot accurately predict our future requirements under our customer service contracts. If any of our component suppliers cease production, cease operations or refuse or fail to make timely delivery of orders, we may not be able to meet our contractual commitments for product support or maintenance. We may be required to supply upgraded components or parts as substitutes if the original versions are no longer available. Product support may be costly and any extra service revenues may not cover the hardware and software costs associated with providing long-term support or maintenance.

Risks Relating to Operations in Israel

Conditions in Israel affect our operations and may limit our ability to produce and sell our products.

        We are incorporated under the laws of the State of Israel, and our principal offices are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. Terrorist attacks against Israel have greatly intensified since September 2000, which have led to ongoing hostilities between Israel, the Palestinian Authority and other groups in the West Bank and Gaza Strip. We cannot predict the effect on us of an increase in these hostilities or any future armed conflict, political instability or violence in the region. Some of our officers and employees in Israel are obligated to perform up to 36 days of military reserve duty annually and are subject to being called for additional active duty under emergency circumstances. We cannot predict the full impact of these conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel and our business may be adversely affected. Additionally, a number of countries continue to restrict or ban business with Israel or Israeli companies, which may limit our ability to make sales in those countries.

The Israeli rate of inflation may negatively impact our costs if it exceeds the rate of devaluation of the New Israeli Shekel against the U.S. dollar.

        A substantial portion of the cost of our Israeli operations, mainly personnel and facility-related, is incurred in New Israeli Shekels (NIS). In 2004, approximately 37% of our costs were incurred in NIS. As a result, we bear the risk that the rate of inflation in Israel will exceed the rate of devaluation of the New Israeli Shekel in relation to the dollar or that the timing of such devaluations were to lag considerably behind inflation, which will increase our costs as expressed in dollars.

        To protect against the changes in value of forecasted foreign currency cash flows resulting from payments in NIS, we maintain a foreign currency cash flow hedging program. We hedge portions of our forecasted expenses denominated in foreign currencies with forward contracts. These measures may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

The Israeli government programs and tax benefits that we currently participate in, or receive, require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs.

        We benefit from certain government programs and tax benefits, particularly as a result of exemptions and reductions resulting from the “approved enterprise” status of our existing production facilities and programs in Israel. To be eligible for these programs and tax benefits, we must continue to meet conditions, including making specified investments in fixed assets and financing a percentage of investments with share capital. If we fail to meet such conditions in the future, we will be subject to corporate tax at the rate then in effect under Israeli law for such tax year. A comprehensive amendment to the law prescribing these benefits has recently been approved by the Knesset. The amendment imposes additional eligibility criteria for approved enterprise benefits. The amendment also offers additional forms of alternative benefits. We do not believe that the amendment would have a material effect on us.

        In 2004, we recognized a grant of $765,000 from the Government of Israel, through the Office of the Chief Scientist, or the OCS, for the financing of a portion of our research and development expenditures in Israel. The OCS budget has been subject to reductions, which may affect the availability of funds for these prospective grants and other grants in the future. As a result, we cannot be certain that we will continue to receive grants at the same rate, or at all. In addition, the terms of any future OCS grants may be less favorable than our past grant.

The government grants we have received for research and development expenditures limit our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties.

        In connection with research and development grants received from the OCS, we must pay royalties to the OCS on the revenue derived from the sale of products, technologies and services developed with the grants from the OCS. The terms of the OCS grants and the law pursuant to which grants are made restrict our ability to manufacture products or transfer technologies developed outside of Israel if OCS grants funded the development of the products or technology. This restriction may limit our ability to enter into agreements for those products or technologies without OCS approval. We cannot be certain that any approval of the OCS will be obtained on terms that are acceptable to us, or at all.

        In order to meet specified conditions in connection with the grants and programs of the OCS, we have made representations to the Government of Israel about our Israeli operations. From time to time the conduct of our Israeli operations has deviated from our representations. If we fail to meet the conditions related to the grants, including the maintenance of a material presence in Israel, or if there is any material deviation from the representations made by us to the Israeli government, we could be required to refund the grants previously received (together with an adjustment based on the Israeli consumer price index and an interest factor) and would likely be ineligible to receive OCS grants in the future. The inability to receive these grants would result in an increase in our research and development expenses.

It may be difficult to enforce a U.S. judgment against us, our officers and directors and our Israeli auditors or to assert U.S. securities law claims in Israel.

        We are incorporated in Israel. Substantially all of our executive officers and directors and our Israeli auditors are nonresidents of the United States, and a majority of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any such persons. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters. Additionally, there is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel.

Israeli law may delay, prevent or make difficult a merger with or an acquisition of us, which could prevent a change of control and therefore depress the price of our shares.

        Provisions of Israeli law may delay, prevent or make undesirable a merger or an acquisition of all or a significant portion of our shares or assets. Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions may limit the price that investors may be willing to pay in the future for our ordinary shares. In addition, our articles of association contain certain provisions that may make it more difficult to acquire us, such as a staggered board and the ability of our board of directors to issue preferred stock. Furthermore, Israel tax considerations may make potential transactions undesirable to us or to some of our shareholders. See “Description of Share Capital – Possible Anti-Takeover Effects.”

Risks Relating to our Ordinary Shares and our Notes

The price of our ordinary shares may fluctuate significantly.

        The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Between January 1, 2003 and May 20, 2005, our share price has fluctuated from a low of $2.10 to a high of $17.00. The following factors may cause significant fluctuations in the market price of our ordinary shares:

—	fluctuations in our quarterly revenues and earnings or those of our competitors;

—	shortfalls in our operating results compared to levels forecast by securities analysts;

—	announcements concerning us, our competitors or telephone companies;

—	announcements of technological innovations;

—	the introduction of new products;

—	changes in product price policies involving us or our competitors;

—	market conditions in the industry;

—	the conditions of the securities markets, particularly in the technology and Israeli sectors; and

—	political, economic and other developments in the State of Israel and worldwide.

        In addition, stock prices of many technology companies fluctuate significantly for reasons that may be unrelated or disproportionate to operating results. The factors discussed above may depress or cause volatility of our share price, regardless of our actual operating results.

The trading prices of our notes could be significantly affected by the market price of our ordinary shares.

        We believe that the trading price of our notes is significantly affected by the market price of our ordinary shares, which may be affected by a variety of factors as set forth in the immediately preceding risk factor. This relationship may result in greater volatility in the trading prices of our notes than would be expected for non-convertible debt securities.

Our notes are effectively subordinated to our existing and future secured indebtedness and structurally subordinated to existing and future indebtedness and other liabilities of our subsidiaries.

        Our notes are our general, unsecured obligations and are effectively subordinated to any existing and future secured indebtedness we may have. In addition, our notes are not guaranteed by our subsidiaries or any future subsidiaries and, accordingly, our notes are effectively subordinated to the existing and future indebtedness and other liabilities of our subsidiaries. These liabilities may include indebtedness, trade payables, guarantees, lease obligations and letter of credit obligations. Therefore, our rights and the rights of our creditors, including the holders of the notes, to participate in the assets of any subsidiary upon that subsidiary’s liquidation or reorganization will be subject to the prior claims of the subsidiary’s creditors, except to the extent that we may ourselves be a creditor with recognized claims against the subsidiary. However, even if we are a creditor of one of our subsidiaries, our claims would still be effectively subordinated to any security interests in, or mortgages or other liens on, the assets of that subsidiary and would be subordinate to any indebtedness of the subsidiary senior to that held by us. As of May 31, 2005, our existing subsidiaries had no outstanding indebtedness (excluding intercompany debt and other liabilities).

There are no restrictive covenants in the indenture for the notes relating to our ability to incur future indebtedness or complete other transactions.

        The indenture governing our notes does not contain any financial covenants or restrictions on the payment of dividends. The indenture does not restrict the issuance or repurchase of securities by us or our subsidiaries. The indenture contains no covenants or other provisions to afford holders of our notes protection in the event of a highly leveraged transaction, such as a leveraged recapitalization, that would increase the level of our indebtedness, or a change in control except for the ability of the holders to require us to redeem the notes under certain circumstances. The indenture governing our notes does not restrict us from incurring senior secured debt in the future or from guaranteeing our indebtedness, nor does it limit the amount of indebtedness that we can issue that is equal to our notes in right of payment. If we or our subsidiaries were to incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected.

Our indebtedness and debt service obligations recently increased upon the issuance of our notes, which may adversely affect our cash flow, cash position and stock price.

        We intend to fulfill our debt service obligations with respect to our notes from our existing cash, investments and operations. In the future, if we are unable to generate cash or raise additional cash financings sufficient to meet these obligations and need to use existing cash or liquidate investments in order to fund these obligations, we may have to delay or curtail research, development and commercialization programs.

        Our indebtedness could have significant additional negative consequences, including, without limitation:

—	requiring the dedication of a portion of our expected cash flow to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including funding our research and development programs and other capital expenditures;

—	increasing our vulnerability to general adverse economic conditions;

—	limiting our ability to obtain additional financing; and

—	placing us at a possible competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources.

Holders of our notes are not be entitled to any rights with respect to our ordinary shares, but they are subject to all changes made with respect to our ordinary shares.

        Holders of our notes are not entitled to any rights with respect to our ordinary shares (including, without limitation, voting rights and rights to receive dividends, if any, or other distributions on our ordinary shares), but such holders are subject to all changes affecting our ordinary shares. Holders of our notes are entitled to rights on the ordinary shares if and when we deliver ordinary shares to such holders in exchange for their notes. For example, in the event that an amendment is proposed to our articles of association requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery to a converting holder of our notes of our ordinary shares, such holders will not be entitled to vote on the amendment, although that holder will nevertheless be subject to any changes in the powers, preferences or special rights of our ordinary shares.

Our ability to fulfill our obligations under our notes is dependent upon our future financial and operating performance.

        Our ability to make interest and principal payments on our notes when due and to satisfy our other debt obligations depends in part upon our future financial performance and upon our ability to renew or refinance any debt obligations or to raise additional equity capital. Prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make these payments.

        If we are unable to generate sufficient cash flow to meet our debt services obligations, we will have to pursue one or more alternatives, such as:

—	reducing our operating expenses;

—	reducing or delaying capital expenditures;

—	selling assets; or

—	raising additional equity capital.

        We cannot be sure that any of these alternatives could be accomplished on satisfactory terms, if at all, or that those actions would provide sufficient funds to retire the notes and our other debt obligations.

We may not have the ability to purchase our notes for cash if required to do so by holders on November 9, 2009, November 9, 2014 or November 9, 2019, or upon the occurrence of a fundamental change.

        On November 9, 2009, November 9, 2014 or November 9, 2029, or upon specified fundamental changes relating to us, each holder of the notes may require us to purchase for cash all or a portion of such holder’s notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest, if any, on such notes to but excluding the date of purchase. In addition, in the case of certain fundamental changes occurring before November 9, 2009, we may be required to pay a make-whole premium to holders of the notes. We cannot be sure that we will have sufficient financial resources to purchase the notes for cash, or will be able to raise debt financing if we are required to purchase the notes at the option of the holders of such notes or upon the occurrence of a fundamental change. This repurchase requirement may also delay or make it harder for others to obtain control of us.

We do not anticipate declaring any cash dividends on our ordinary shares.

        We have never declared or paid cash dividends on our ordinary shares and do not plan to pay any cash dividends in the near future. Our current policy is to retain all funds and earnings for use in the operation and expansion of our business.

U.S. shareholders may be subject to adverse U.S. federal income tax consequences as a result of our possible status as a passive foreign investment company.

        Based on the composition of our gross income and the composition and value of our gross assets during 2004, we do not believe that we would be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the 2004 tax year, although it is possible that we would have been classified as a PFIC in 2001, 2002 and 2003, and there can be no assurance that we will not be treated as a PFIC for 2004 or any subsequent tax year. If we are a PFIC for any tax year, U.S. shareholders who owned our ordinary shares during such year may be subject to increased United States federal income tax liabilities and reporting requirements for such year and succeeding years, even if we are no longer a PFIC in such succeeding years. We urge U.S. holders of our notes or ordinary shares to review Item 10E. – “Taxation – United States Tax Considerations – United States Federal Income Taxes – Passive Foreign Investment Company Status” in this Annual Report and to consult their own tax advisors with respect to the U.S. federal income tax consequences of an investment in our ordinary shares.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

        AudioCodes Ltd. was incorporated in 1992 under the laws of the State of Israel. Our principal executive offices are located at 1 Hayarden Street, Airport City, Lod, 70151 Israel. Our telephone number is 972-3-976-4000.

Major Developments since January 1, 2004

Acquisition of Ai-Logix

        On May 12, 2004, we acquired all of the outstanding shares of capital stock of Ai-Logix, Inc., a leading provider of advanced voice recording hardware technology. Ai-Logix had revenues of approximately $13 million in 2003. Its offices are located in Somerset, New Jersey.

        We paid $10 million in cash at the closing and paid an additional $10 million in March 2005 based on the achievement of revenue milestones by the Ai-Logix business during 2004 and 2005.

        This acquisition was accounted for under the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets and liabilities acquired based on their related fair values. We allocated $1.4 million of the purchase price to current assets and liabilities (excluding cash and cash equivalents), $329,000 to property and equipment, $3.1 million to technology and $3.8 million to goodwill. The results of Ai-Logix’s operations have been included in our consolidated financial statements since the acquisition date.

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

Sale of Our 2.00% Senior Convertible Notes Due 2024

        In November 2004, we raised net proceeds of approximately $120.2 million in a private placement of $125.0 million aggregate principal amount of our 2.00% Senior Convertible Notes due 2024. These notes were issued pursuant to Rule 144A under the Securities Act of 1933. Holders of the notes are entitled to convert the notes into our ordinary shares at a conversion rate of 53.4474 ordinary shares per $1,000 principal amount of notes, which is the equivalent to a conversion price of approximately $18.71 per share. The conversion rate is subject to adjustment in certain circumstances, such as changes in our capital structure or upon the issuance by us of share dividends or certain cash distributions. The notes may be redeemed by us, in whole or in part at any time on or after November 9, 2009. The holders may require us to redeem the notes on November 9, 2009, November 9, 2014 or November 9, 2019, or upon certain fundamental changes.

        Pursuant to a registration rights agreement among us and the initial purchasers of the notes, we agreed to file with the U.S. Securities and Exchange Commission within 150 days of November 9, 2004, a shelf registration statement covering the notes and ordinary shares issuable upon conversion of the notes and to maintain the effectiveness of the registration statement until the earlier of the date on which all the shares have been resold under the registration statement, the date of expiration of the holding period under applicable law that would enable the resale of the shares without restriction or registration under applicable law, or November 16, 2006. We filed this registration statement on April 5, 2005 and expect that it will become effective shortly after we file this Annual Report on Form 20-F.

Acquisition of UAS

        In April 2003, we purchased from Nortel Networks Limited selected assets of its Universal Audio Server business, or UAS. As part of the transaction, Nortel Networks granted to us a license to use its UAS technology. We have undertaken to act as an exclusive supplier to Nortel Networks for its UAS products over a period of three years. In addition, the parties have entered into a development agreement in relation to future platforms.

        The UAS products provides enhanced conferencing, multi-language announcement functionality, and other regulatory media server applications for voice over packet networks. We are seeking to leverage the UAS product and technology in order to further enhance our media server products and increase related sales.

        The consideration for the transaction amounted to $5.5 million, of which $2.0 million was paid at the closing, $2.0 million was paid nine months after the closing and $1.5 million was paid in April 2004. Under the terms of the acquisition agreement, we also paid $1.0 million upon Nortel Networks completing product integration under the development agreement. The acquisition was accounted for under the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets acquired based on their related fair values. We allocated $380,000 of the purchase price to property and equipment, $1.2 million to technology and $5.3 million to goodwill. The results of the UAS operations have been included in our consolidated financial statements since the acquisition date.

        We also made additional payments of $4.9 million in 2004 to Nortel Networks under the acquisition agreement based on net orders for UAS products placed by Nortel. These payments were not considered part of the acquisition cost and were offset against related revenues earned by us from orders by Nortel Networks during 2004.

B.	BUSINESS OVERVIEW

Introduction

        We design, develop and market enabling technologies and system products for the transmission of voice, data and fax communications over packet networks, which we refer to as the new voice infrastructure. Our products enable our customers to build high-quality packet networking equipment and provide the building blocks to connect traditional telephone networks to the new voice infrastructure. Our products are sold to leading original equipment manufacturers, or OEMs, system integrators and network equipment providers in the telecommunications and networking industries.

        Packet networks are data communications networks that transport information compressed into “packets” over circuits shared simultaneously by several users. Equipment based on advanced voice communications standards enables packet networks to carry voice and data more efficiently than the traditional telephone networks, which were designed principally to transmit high quality voice calls.

        Our voice compression technology permits the high quality transmission of voice over packet networks using substantially less network capacity than used in traditional telephone networks. Our products enable our customers to build highly-efficient, high capacity gateways and access equipment that are used to connect traditional telephone networks to packet networks. In addition, our gateway product offering provides our customers with a substantial building block for voice over packet carrier-based solutions, as an alternative to our customers developing or building their own gateways.

        Our products consist of:

—	Signal processor chips, which process voice, data and fax signals and compress this information into packets so that it can be sent between traditional telephone networks and packet networks.

—	Communications boards and modules for communication system products that are deployed on both access networks and enterprise networks. The carrier network applications for these boards and modules include media gateways, which terminate calls from the Public Switched Telephone Network (PSTN), packetize and compress the call and then switch the call to the packet network, and vice-versa. The enterprise applications for these products include Computer Telephony Integration (CTI) deployments for contact centers, providing call logging and recording utilizing either industry standard or proprietary protocols.

—	System products, including media servers and media gateways, for access networks, trunking applications in carrier networks, and enterprise networks. These systems enable voice, data and fax to be transmitted over Internet and other protocols, and interface with third party equipment to facilitate the introduction of enhanced voice and data services. Media servers provide enhanced conferencing, multi-language announcement functionality, and other media server applications for voice over packet networks. Our media gateway products include low density analog media gateways and low, mid and high density digital media gateways.

        Our products are based upon voice compression and fax detection technologies, which transform voice and fax transmissions into small digital “packets.” We were involved in the development of the voice coding standard that was adopted for use in packet networks by the Voice over IP Forum, an industry group founded to ensure the interoperability and high quality of telephone service over packet networks. We have also developed advanced technologies for processing compressed voice transmissions and have significant voice communication system design expertise.

        We sell our products to leading original equipment manufacturers, system integrators and distributors in the telecommunications and networking industries for use in markets providing:

—	telephony over packet networks based on Internet protocols or networks based on asynchronous transfer mode standards, known as ATM standards;

—	telephony over the wireless or cable television infrastructure; and

—	telephone service over high speed modems operating over wireless links or data modems, known as digital subscriber line, or DSL, modems.

        Customers for our products consist of OEMs, network equipment providers and systems integrators. In addition, our proprietary voice compression technology is licensed to a broad group of companies that manufacture equipment for a variety of markets. As one of the original developers of the standards for voice compression technology used in packet networks, we are positioned to take advantage of the rapidly growing demand for advanced communications components enabling high quality converged voice and data services.

Industry Background

Market Trends

        The networking and telecommunications industries have experienced rapid change over the last few years. The primary factors driving this change include the following:

—	Growth in data communications traffic. The growth of the Internet has led to a surge in data communications traffic. This growth has been fueled by the increasing number of users of the Internet, as well as by the increased use of electronic mail and multimedia content and the increased volume of information retrieved from the World Wide Web. In addition, organizations are increasingly turning to the use of intranets and private networks to increase productivity and create competitive advantages. This proliferation of intranets and private networks has further contributed to the surge in data traffic.

—	Emergence of packet networks and advances in networking technologies. Traditional voice communications networks were not designed to handle the dramatic increase in data traffic, the need for high-speed data communication and the need to serve a much larger number of users. As data traffic becomes the dominant factor in communications and as service providers begin to build and maintain converged networks for integrated voice and data services, a new generation of data-centric networks is being developed. This development has been enabled by a new generation of packet networking technologies. The capabilities to effectively carry voice and fax and preserve the quality of communications over these new networks have been made possible by the recent rapid advances in voice compression technologies, the advent of digital signal processing chips and new packet voice, fax and data networking technologies and protocols. The surge in data traffic has led to the need for new packet-based infrastructures. As a result, service providers are seeking to exploit the advances in high speed and packet voice networking technologies to build networks that are more cost effective than the traditional circuit-switched telephone networks.

—	Competition in the telecommunications industry. Competitive local exchange carriers and alternative carriers are trying to penetrate the local telephone market with varying degrees of success by bypassing the incumbent local telephone company network through the use of emerging packet technologies in new functions like telephony transmission over cable networks and digital subscriber line networks. In addition, there is a growth of toll bypass service providers, who seek to use public or private networks in order to bypass incumbent networks. Although these new and traditional service providers are not our direct customers, they are creating market demand for equipment manufactured by our customers. The surge in data traffic and the growth in overall volume and capacity of infrastructures has also created a need for new infrastructure equipment that is capable of more efficient utilization of the available networks.

—	New technologies. The expected extension of voice over packet technologies into wireless networks alongside the introduction of new wireless standards (referred to often as Second and Third Generations) and cable networks suggest a business opportunity for the deployment of such technologies and products in these market segments. It is possible that the introduction of Voice over Packet technologies into wireless and cable networks will then place pressure on the traditional circuit switch service providers to modernize their equipment so as to be able to compete with the new offerings, including price reductions of these alternative networks.

Circuit-Switched versus Packet Networks

        Traditionally, voice, data and fax communications have been transmitted and managed on separate networks, each with its own distinct industry standards and protocols. Voice, data and fax have been transmitted primarily over the traditional telephone network that is based on circuit-switched technology. When a call is placed on a circuit-switched network, a dedicated circuit is established between the two callers and is maintained for the duration of the call. This dedicated channel, which requires bandwidth of 64 kilobits per second, is unavailable for use by other callers on the network until the call is terminated.

        Packet networks differ fundamentally from circuit-switched networks in that the packet network’s resources and infrastructure can be shared simultaneously by several users and bandwidth can be flexibly allocated. Packet-based communications systems format the information to be transmitted, such as e-mail, voice, fax and data, into a series of smaller digital packages of information called “packets.” Each of these packets is then transmitted over the network and is reassembled as a complete communication at the receiving end. The various packet networks employ different network protocols for different applications, priority schemes and addressing formats to ensure reliable communication.

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

        Quality of Service. The most critical issues leading to poor quality of service in the transmission of voice and fax over packet networks are packet loss, packet delay and packet delay jitter. For real time signals like voice, the slightest delay in the arrival of a packet may render that packet unusable and, in a voice transmission, the delayed packet is considered a lost packet. Delay is usually caused by traffic hitting congestion or a bottleneck in the network. The ability to address delay is compounded by the varying arrival times of packets, called packet-jitter, which results from the different routes taken by different packets. This “jitter” can be eliminated by holding the faster arriving packets until the slower arriving packets can catch up, but this introduces further delay. These idiosyncrasies of packet networks do not noticeably detract from the quality of data transmission since data delivery is relatively insensitive to time delay. However, even the slightest delay or packet loss in voice and fax transmission can have severe ramifications such as voice quality degradation or, in the case of a fax transmission, call interruption. Therefore, the need to compensate for lost or delayed packets without degradation of voice and fax quality is a critical issue.

        Gateway Reliability. In order for a packet network to be efficient for voice or fax transmission, the gateway equipment must be able to deliver an equivalent level of performance to that of existing switching equipment located at central offices. The telephony providers’ central offices contain circuit-switching equipment that typically handles tens of thousands of lines and is built to meet severe performance criteria relating to reliability, capacity, size, power consumption and cost. To date, the gateways available for use in packet networks have not been able to cost-effectively achieve these same levels of reliability in handling similar numbers of voice and fax calls. As a result, new generation gateway equipment that meets the same performance level as current circuit-switch technologies needs to be developed.

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

        In order to maximize the benefits of using packet networks for the transmission of voice data and fax, products must be able to address and solve these inherent problems and challenges. These products must also be standards-based to support interoperability among different equipment manufacturers and to allow operation over various networks.

AudioCodes Solution

        Using our proprietary voice compression algorithms and industry standards, advanced digital signal processing techniques and voice communications system design expertise, our products address the quality of service problems posed by packet delay, packet delay jitter and packet loss. As a result, we enable our customers to build packet networking equipment that provides communication quality comparable to the traditional telephone networks. In addition, our communications boards and modules improve gateway efficiency and provide the building blocks for high performance, large capacity, open telecommunications platform-based gateways. We work closely with our customers, tailor our products to meet their specific needs, assist them in integrating our products within their systems and help them bring their systems to market on a timely basis. We also work with our customers in deploying their systems in various network environments.

        We believe that the following strengths have enabled us to develop our products and provide services to our customers:

—	Leadership in voice compression technology. We are a leader in voice compression technology. Voice compression exploits redundancies within a voice signal to reduce the bit rate of data required to digitally represent the voice signal while still maintaining acceptable voice quality. Our key development personnel have significant experience in developing voice compression technology. We were involved in the development of the ITU G.723.1 voice coding standard that was adopted by the Voice over IP Forum and the International Telecommunications Union as the recommended standard for use in voice over IP gateways. We implement industry voice compression standards and work directly with our customers to design state-of-the-art proprietary voice compression algorithms that satisfy specific network requirements. We believe that our significant knowledge of the basic technology permits us to optimize its key elements and positions us to address further technological advances in the industry. We also believe that our technological expertise has resulted in us being sought out by leading equipment manufacturers to work with them in designing their systems and provision of solutions to their customers.

—	Digital signal processing design expertise. Our extensive experience and expertise in designing advanced digital signal processing algorithms enables us to implement them efficiently in real time systems. Digital signal algorithms are computerized methods used to extract information out of signals. In designing our signal processors, we use minimal digital signal processing memory and processing power resources. This allows us to develop higher density solutions than our competitors. Our expertise is comprehensive and extends to all of the functions required to perform voice compression, fax and modem transmission over packet networks and telephone signaling processing.

—	Compressed voice communications systems design expertise. We have the expertise to design and develop the various building blocks and the complete gateways and media servers required for complete voice over packet systems. In building these systems, we develop hardware architectures, voice packetization software and signaling software, and integrate them with our signal processors to develop a complete, high performance compressed voice communications system. We assist our customers in integrating our signal processors into their hardware and software systems to ensure high voice quality, high completion rate of fax and data transmissions and telephone signaling processing accuracy. Further, we are able to customize our off-the-shelf products to meet our customers’ specific needs, thereby providing them with a complete, integrated solution and enabling them to market their products with a reduced time to market.

We believe that our products possess the following advantages:

—	Voice over Packet signal processors. Our multi-channel signal processors enable our customers and us to create products that meet the reliability, capacity, size, power consumption and cost requirements needed for building high capacity gateways.

—	Multiple and comprehensive product lines.. We address both the standards-based open telecommunications architecture market or the proprietary system market, we are able to address both segments. We can do this because we enable our customers to offer multiple applications and address different market segments. For example, our voice over IP communications boards target the open telecommunications architecture market, while our signal processors, modules and voice packetization software target the proprietary system market. Our analog and digital media gateways target access, trunking and enterprise applications and our digital media gateways target wireless, wireline and cable networks.

—	Extensive feature set. Our products incorporate an extensive set of signal processing functions and features (such as protocols, coders), functionalities (such as H.323, Media Gateway Control Protocol (MGCP), Media Gateway Control (Megaco) and Session Initiated Protocol (SIP)) and implement a complete system. We offer the ability to manage multiple channels of communications working independently of each other, with each channel capable of performing all of the functions required for voice compression, fax and modem transmission, telephone signaling processing and other functions. These functions include voice, fax or data detection, echo cancellation, telephone tone signal detection and generation and other telephony signaling processing.

—	Open architecture. Our voice over packet communications boards target the open architecture gateway market segment, which enables our customers to use hardware and software products widely available for standards-based open telecommunications platforms. We believe that this provides our customers with an improved time to market and the benefits of scalability, upgradeability and enhanced functionality without the need to completely redesign their systems for evolving applications.

—	Various entry level products. Our wide product range (chips to media gateways and media servers) provides our customers with a range of entry level products. We believe that these building blocks enable our customers to significantly shorten their time to market by adding their value added solution.

—	VoIPerfectTM architecture. Our VoIPerfect architecture serves as the underlying technology platform common to all of our products since 1998. VoIPerfectTM is regularly updated and upgraded with features and functionalities required to comply with evolving standards and protocols. VoIPerfectTM architecture comprises VoP digital signal processing, or DSP, software and media streaming embedded software, integrated public telephone switched network, or PTSN, signaling protocols and VoIP standard control protocols, provisioning and management engines. Additional features enable carrier-grade quality and high availability. VoIPerfectTM architecture components are available in AudioCodes’ products at various levels of integration – from the chip level, through peripheral component interconnect Mezzanine Card, or PMC, modules and PCI/compact PCI (cPCI) blades, to high-availability and non-high-availability analog and digital media gateway platforms.

Business Strategy

        Our goal is to be the leading provider of enabling technologies and products for the transmission of voice, data and fax over packet networks. The following are key elements of our strategy:

—	Maintain and extend technological leadership. We intend to capitalize on our expertise in voice compression technology and proficiency in designing voice communications systems. In 1995, we co-authored the ITU G.723.1 voice coding standard that was adopted by the Voice over IP Forum as the recommended standard for use in voice over IP gateways. In 1998, we introduced NetCoder®, a new voice coder that was designed specifically for IP networks. In 2001, we introduced TrunkPack®1610, a cPCI Telephony board supporting PSTN, signaling, MGCP and MEGACO call controls. In 2002, we introduced the MediantTM2000 Media Gateway as part of our initiative to provide complete media gateways to our network equipment provider. In 2002, we also launched our media server product family to support IP-based local access and enhanced services for wireless, cable, voice virtual private network and IP centrex markets. We have invested heavily and are committed to continued investment in developing technologies that are key to providing high performance voice, data and fax transmission over packet networks and to be at the forefront of technological evolution in our industry.

—	Strengthen and expand strategic relationships with key customers. Our strategy has been to sell our products to leading equipment manufacturers in the telecommunications and networking industries and to establish and maintain long-term working relationships with them. We work closely with our customers to engineer products and subsystems that meet each customer’s particular needs. The long development cycles usually required to build equipment incorporating our products frequently results in close working relationships with our customers. By focusing on leading equipment manufacturers with large volume potential, we believe that we reach a substantial segment of our potential customer base while minimizing the cost and complexity of our marketing efforts.

—	Expand and enhance the development of highly-integrated products. We plan to continue designing, developing and introducing new product lines and product features that address the increasingly sophisticated needs of our customers. We believe that our knowledge of core technologies and system design expertise enables us to offer better solutions that are more complete and contain more features than competitive alternatives. We believe that the greatest opportunities for our growth and profitability will come from the development of even more highly-integrated product lines and product features such as our recently announced digital media gateways.

—	Build upon existing technologies to penetrate new markets. The technology we developed in connection with the IP telephony market can be used to serve similar product requirements in emerging markets utilizing similar packet networking technologies. These markets include those providing telephony over digital subscriber lines, wireless networks and the cable television infrastructure.

—	Develop a network of strategic partners. Part of our strategy has been to sell our products through customers that can offer our products as part of a full-service solution to their customers. We expect to further develop our strategic partner relationships with system integrators and other service providers in order to increase our customer base.

—	Acquire complementary businesses and technologies. We expect to pursue the acquisition of complementary businesses and technologies or the establishment of joint ventures to broaden our product offerings, enhance the features and functionality of our systems, increase our penetration in targeted markets and expand our marketing and distribution capabilities. As part of this strategy, we acquired the UAS business from Nortel in April 2003 and Ai-Logix in May 2004.

Products

        Our products facilitate the transmission of voice, data and fax over packet networks. To date, we have incorporated our algorithms, technologies and systems design expertise in nine product lines:

—	voice over packet processors;

—	media gateway modules;

—	VoIP and VoATM communication boards;

—	enhanced voice services and contact center solutions;

—	analog media gateways for toll bypass access and enterprise applications;

—	digital media gateways with various capacities for wireless (StrettoTM), wireline (MediantTM) and cable (MediantTM Cable);

—	IPmediaTM boards and servers for enhanced services and functionalities such as conferencing and messaging (IPmediaTM Platforms);

—	universal audio server (IP MediaTM Media Server);

—	Element management system (EMS); and

—	Voice and data logging hardware integration board products.

        In addition, we continue to offer customers our professional services, which usually involve customization and development projects for customers.

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

        We provide a range of voice over packet processors of voice communications over different types of packet networks, such as IP and ATM. Our processors are used by original equipment manufacturers, known as OEMs, in their products enabling simple development and a significant reduction in time-to-market. Each processor constitutes a full voice band subsystem that includes standards-based low bit rate voice compression, echo cancellation, in-band signaling detection and generation fax transmission and other signaling tones handling.

Media Gateway Modules

        Our media gateway modules are medium to high density, multi-protocol modules that allow OEM gateway designers to take full advantage of the complete media gateway functionality inherent in our TrunkPack® architecture, which is installed in millions of lines worldwide. These modules connect as daughter cards onto proprietary OEM carrier boards and convert content into low bit rate packetized voice over IP voice trunking. Their comprehensive feature set and standard interfaces make them an integral building block for high performance, carrier class media gateways by providing fast time to market and a cost effective solution.

        In common with our TrunkPack® boards and compact peripheral component interconnect, or PCI, solutions for open standards-based platforms. These modules bridge the gap between our voice over packet processors, which offer developers maximum design flexibility, and the communication boards that fit into standard peripheral component interconnect, or PCI, or CompactPCI platforms.

        The module product family performs a variety of media gateway functions such as packetization, compression, streaming and protocol processing. The module line also provides echo cancellation functionality.

VoIP and VoATM Communication Boards

        Our communications boards are designed to operate in gateways connecting the circuit-switched telephone network to packet networks based on Internet protocols. Our boards comply with voice over IP and voice over ATM (AAL2) industry standards and allow for interoperability with other gateways. The boards also enable high capacity operations while fitting into a single PCI or CompactPCI platforms. Just as our signal processor chips can handle multiple channels on a single processor, our communications boards can support multiple telephony trunk processing and differing modes of operations to provide manufacturers with greater system flexibility.

        Our boards support standards-based open telecommunications architecture systems and combine our signal processor chips with communications software, signaling software and proprietary hardware architecture to provide a cost efficient interoperable solution for high capacity gateways. We believe that using open architecture permits our customers to bring their systems to market quickly and to integrate our products more easily within their systems.

        Our boards represent a combined functionality of both media streaming processing (voice fax and modem) and on-board telephony interfaces, along with their associated signaling protocols.

Enhanced Voice Services and Contact Center Solutions

        Our ArditoTM media gateway boards offer developers of enhanced voice services and contact center solutions the capability to support PSTN infrastructure today and VoIP foundations in the future.

Analog Media Gateways for Toll Bypass Access and Enterprise Applications

        MediaPackTM, our analog media gateways for toll bypass access and enterprise applications, empower the next-generation network by providing cost-effective, cutting-edge technology solutions that deliver voice and fax services to the corporate market, small businesses and home offices. Our analog media gateways for access and enterprise applications provide media streaming functionality while being either controlled by a centralized call agent or use on-box VoIP control protocols (H.323, MGCP and SIP). Convergence of data, voice and fax is achieved by a combination of the media gateway with any IP access technology, eliminating the cost of multiple access circuits. This product family utilizes our experience and digital signal processing, or DSP, technology for echo cancellation, voice compression, silence suppression and comfort noise generation.

        The MediaPackTM family represents a feature rich product for streaming voice quality with a powerful analog interface supporting all major control protocols such as H323, SIP, MGCP and MEGACO.

Digital Media Gateways with Various Capacities for Wireless (StrettoTM) Wireline (MediantTM) and Cable (MediantTM Cable.)

        MediantTM is our family of media gateways for wireline backbone and enterprise networks. The MediantTM product family offers scalability and functionality, providing a full suite of voice coders standard compliant control protocols and public switched telephone network, or PSTN, signaling interfaces for a variety of wireline media gateway applications in most softswitch control environments. The MediantTM family provides carriers with a comprehensive line of different sized gateways. Small or medium-sized gateways enable cost-effective solutions for enterprise or small points of presence, as well as entry into fast growing new and emerging markets. The large gateway scales to central office capacities and is designed to meet carriers’ operational requirements. The entire MediantTM gateway family shares our same VoIP media gateway boards, assuring mature, field-proven solutions.

        The MediantTM cable access gateway family is our line of packet telephony standards-compliant cable access gateways designed for either hybrid or all IP cable network architecture. The Mediant cable access gateway enables deployment of advanced packet-based cable telephony at multiple service operators own pace, without costly hardware changes. The MediantTM cable access gateway can be initially deployed as a V5.2 IP access terminal and then easily migrated by software upgrade to a cable telephony media gateway with external call management provided by a softswitch and an SS7 interface to the PSTN. Our StrettoTM product line is our family of media gateways for the second and third generations of wireless networks. StrettoTM is intended to enable packetization of legacy wireless networks, as well as serving as a voice media gateway in third generation packet enabled architecture. The StrettoTM product family is compatible with popular wireless voice coders and protocols for wireless networks such as code-division multiple access (CDMA), global system for mobile communications (GSM), CDMA2000 and universal mobile telecommunications service (UMTS), and builds on our TrunkPack® architecture, which is installed in millions of lines worldwide.

0IPmediaTM Boards and Servers for Enhanced Services and Functionalities such as Conferencing and Messaging (IPmediaTM Platforms)

        The IPmediaTM product family is designed to allow OEMs to provide sophisticated content and services that create revenue streams and customer loyalty through the ability to provide additional services. The IPmediaTM platforms interface both packet (IP or ATM) and switched-circuit telephony modules, while saving space. The IPmediaTM platform provides voice and fax processing capabilities to enable, together with our partners, an architecture for development and deployment of enhanced services.

        IPmediaTM platforms are designed to answer the growing market demand for enhanced voice services over packet networks, particularly network-based applications like unified communications, call recording, and conferencing by carriers and application service providers. IPmediaTM enables our customers to develop and market applications such as: unified communications, interactive voice response, call-centers, conferencing and voice-activated personal assistant. IPmediaTM products are currently offered on our PCI and cCPI boards and on the 2000 series 1U media gateway box (IPmediaTM 2000) and will soon also be available in the recently announced 3000 series 2U gateway platform, featuring IP and ATM interfaces and capabilities.

Universal Audio Server (IPmediaTM Media Server)

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

Voice and Data Logging Hardware Integration Board Products

        The SmartWORKSTM family of products is our voice and data logging hardware integration board product line. SmartWORKSTM boards for the call recording and voice voice/data logging industry are compatible with a multitude of Private Branch Exchange, or PBX, telephone system integrations.

Core Technologies

        We believe that one of our key competitive advantages is our broad base of core technologies ranging from advanced voice compression algorithms to complex architecture system design. We have developed and continue to build on a number of key technology areas.

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

Advanced Digital Signal Processing Algorithms

        To provide a complete voice over packet communications solution, we have developed a library of digital signal processing functions designed to complement voice compression coders with additional functionality, including: echo cancellation; voice activity detection; facsimile and data modem processing; and telephony signaling processing. Our extensive experience and expertise in designing advanced digital signal processing solutions allows us to implement algorithms using minimal processing memory and power resources. Our algorithms include:

—	Echo cancellation. Low bit rate voice compression techniques introduce considerable delay, necessitating the use of echo cancellation algorithms. The key performance criterion of an echo canceller is its ability to deal with large echo reflections, long echo delays, fast changing echo characteristics, diverse telecommunications equipment and network effects. Our technology achieves low residual echo and fast response time to render echo effects virtually unnoticeable.

—	Fax transmission. There are two widely used techniques for real time transmission of fax over networks based on Internet protocols: fax relay and fax spoofing. Fax relay takes place when a fax is sent from a fax machine through a gateway over networks based on Internet protocols in real time to a fax machine at the other end of the network. At the gateway, the analog fax signals are demodulated back into digital data, converted into packets, routed over the packet network and reassembled at the receiving end. Fax relay is used when the round trip network delay is small (typically below one second). When the round trip network delay increases, one of the fax machines may time out while waiting for a response from the other fax machine to arrive.

—	Data modem technology. We have developed data modem technologies that facilitate data relay over packet networks. Our data modem relay software algorithms support all existing data modem standards up to a bit rate of 14.4 kbps.

—	Telephony signaling processing. Various telephony signaling standards and protocols are employed to route calls over the traditional telephone network, some of which use “in-band” methods, which means that the signaling tones are sent over the telephone line just like the voice signal. As a result, in-band signaling tones may have to undergo the compression process just like the voice signal. Most low bit-rate voice coders, however, are optimized for speech signals and exhibit poor tone transfer performance. To overcome this, our processors are equipped with tone detection and tone generation algorithms. To provide seamless transparency between the traditional telephone network and packet networks for signaling, we employ various digital signal processing techniques for efficient tone processing.

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

Carrier Grade System Expertise

        To provide state of the art carrier grade media gateways, we have developed a wide expertise in a number of fields essential to such a product line. .We have developed or integrated the various components required to implement a full digital media gateway solution that behaves as a unified entity to the external world. This required a major investment in adapting standard cPCI platforms to our needs. Such adaptation included optimizing power supply and cooling requirements, adding centralized shelf controllers, fabric switches and alarm cards to the chassis. Another aspect of the expertise developed to undertake this task is related to High Availability software and hardware design. High Availability is a required feature in any carrier grade media gateway platform. We have also developed a sophisticated EMS (Element Management System) to complete our offering. This EMS enables the user to provision and monitor a number of media gateways from a centralized location.

Customers

        Our customers consist of OEMs, network equipment providers and systems integrators and distributors. Historically, we have derived the majority of our revenues from sales to a small number of customers. The identities of our principal customers have changed, and we expect that they will continue to change, from year to year. We expect that a small number of customers will continue to account for a large percentage of our sales. Our largest customer in terms of our sales for the year ended December 31, 2004 was Nortel Networks.

        Sales to Nortel Networks accounted for 14.3% of our revenues in 2003 and 18.6% of our revenues in 2004. No other customer accounted for more than 8.0% of our revenues in 2003 or in 2004.

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

Manufacturing

        Texas Instruments Incorporated supplies all of the signal processor chips used for our signal processors. The communications processor currently used on our communications boards is manufactured by Motorola. We believe that similar communications processors are available from other suppliers. Other components are generic in nature and we believe they can be obtained from multiple suppliers.

        We have not entered into any long-term supply agreements. To date, we have been able to obtain sufficient amounts of these components to meet our needs and do not foresee any supply difficulty in obtaining timely delivery of any parts or components. However, an interruption in supply from any of these sources, especially with regard to signal processors from Texas Instruments Incorporated, or an unexpected termination of the manufacture of certain electronic components could disrupt production, thereby adversely affecting our results. We generally maintain an inventory of critical components used in the manufacture and assembly of our products although our inventory of signal processor chips would likely not be sufficient in the event that we had to engage an alternate supplier for these components.

        We utilize contract manufacturing for substantially all of our manufacturing processes. Until the third quarter of 2002, all of our boards, modules and analog media gateways were assembled by third-party subcontractors in Israel. Since the third quarter of 2002, we have extended our manufacturing capabilities through third party subcontractors in the United States and in China. Our subsidiary, Ai-Logix, utilizes third-party subcontractors in the United States and Mexico to manufacture its products. Our internal manufacturing activities consist primarily of the production of prototypes, test engineering, materials purchasing and inspection, final product configuration and quality control and assurance.

Competition

        Competition in our industry is intense and we expect competition to increase in the future. There has been a significant amount of merger and acquisition activity and strategic alliances, frequently involving major telecommunications equipment manufacturers acquiring smaller companies, and we expect that this will result in an increasing concentration of market share among these companies, many of whom are our customers.

        Our principal competitors in the sale of signal processing chips for voice over packet are Texas Instruments, Broadcom, Infineon, Centillium, Mindspeed, Netergy and VoicePump, a subsidiary of DSP Group. We expect that large manufacturers of generic signal processors, such as Motorola, Agere Systems and Intel will market competing processors. Competition for our module level products include semiconductor manufacturers such as Texas Instruments, Mindspeed, Centillium Performance Technologies Inc. and Spectrum Signal Processing Inc. Our principal competitors in the communications board market are NMS Communications, Intel, Motorola, Brooktrout, Inc., Acculab and PIKA Technologies, Inc.

        Our principal competitors in the area of media gateways are Cisco Systems Inc., Mediatrix Telecom, Inc., VegaStream Limited, Samsung, Innovaphone AG, Quintum Technologies, Tainet Communication System Corp., Welltech, Ascii Corp, D-Link Systems, Inc., Multitec Inc., Innomedia, OKI, LG. Cisco Systems, Veraz Networks, Sonus Networks, Nuera, Tekelec, General Bandwidth, Telica and Commatch. In addition we face competition in mid and high density gateways from internal development at companies such as Nortel, Lucent, Alcatel, Siemens, Huawei, UTstarcom, ZTE and others.

        Some of our competitors have greater name recognition, larger installed customer bases and significantly greater financial, technical and marketing resources than we do. As a result of the ongoing consolidation in our industry, several of our competitors have greater financial, personnel and other resources, offer a broader range of products and services than we do.

Intellectual Property and Proprietary Rights

        Our success is dependent in part upon proprietary technology. We rely primarily on a combination of patent, copyright and trade secret laws, as well as confidentiality procedures and contractual provisions, to protect our proprietary rights. We also rely on trademark protection concerning various names and marks that serve to identify it and our products. While our ability to compete may be affected by our ability to protect our intellectual property, we believe that, because of the rapid pace of technological change in our industry, maintaining our technological leadership and our comprehensive familiarity with all aspects of the technology contained in our signal processors and communication boards is also of primary importance.

        We own U.S. patents that relate to our voice compression technology. We also actively pursue patent protection in selected other countries of interest to us. In addition to patent protection, we seek to protect our proprietary rights through copyright protection and through restrictions on access to our trade secrets and other proprietary information which we impose through confidentiality agreements with our customers, suppliers, employees and consultants.

        There are a number of companies besides us who hold or may acquire patents for various aspects of the technology incorporated in the ITU’s standards or other industry standards or proprietary standards, for example, in the fields of wireless and cable. While we have obtained cross-licenses from some of the holders of these other patents, we have not obtained a license from all of the holders. The holders of these other patents from whom we have not obtained licenses may take the position that we are required to obtain a license from them. Companies that have submitted their technology to the ITU (and generally other industry standards making bodies) for adoption as an industry standard are required by the ITU to undertake to agree to provide licenses to that technology on reasonable terms. Accordingly, we believe that even if we were required to negotiate a license for the use of such technology, we would be able to do so at an acceptable price. Similarly, however, third parties who also participate with respect to the same standards-setting organizations as do we may be able to negotiate a license for use of our proprietary technology at a price acceptable to them, but which may be lower than the price we would otherwise prefer to demand.

        Under a pooling agreement dated March 3, 1995, as amended, between AudioCodes and DSP Group, Inc., on the one hand, and France Telecom, Universite de Sherbrooke and their agent, Sipro Lab Telecom, on the other hand, we and DSP Group, Inc. granted to France Telecom and Universite de Sherbrooke the right to use certain of our specified patents, and any other of our and DSP Group, Inc. intellectual property rights incorporated in the ITU G.723.1 standard. Likewise France Telecom and Universite de Sherbrooke granted AudioCodes and DSP Group, Inc. the right to use certain of their patents and any other intellectual property rights incorporated in the G.723.1 standard. In each case, the rights granted are to design, make and use products developed or manufactured for joint contribution to the G.723.1 standard without any payment by any party to the other parties.

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

        Each of the parties to the agreement is free to develop and sell products embodying the intellectual property incorporated into the G.723.1 standard without payment of royalties to other parties, so long as the G.723.1 standard is implemented as is, without modification. The agreement expires upon the last expiration date of any of the AudioCodes, DSP Group, Inc., France Telecom or Universite de Sherbrooke patents incorporated in the G.723.1 standard. The parties to the agreement are not the only claimants to technology underlying the G.723.1 standard.

        We are aware of parties who may be infringing our technology that is part of the G.723.1 standard. We evaluate these matters on a case by case basis, directly or through our licensing partner. Although we have not yet determined whether to pursue legal action, we may do so in the future. There can be no assurance that any legal action will be successful.

        Third parties have claimed, and from time to time in the future may claim, that our past, current or future products infringe their intellectual property rights. Intellectual property litigation is complex and there can be no assurance of a favorable outcome of any litigation. Any future intellectual property litigation, regardless of outcome, could result in substantial expense to us and significant diversion of the efforts of our technical and management personnel. Litigation could also disrupt or otherwise severely impact our relationships with current and potential customers as well as our manufacturing, distribution and sales operations in countries where relevant third party rights are held and where we may be subject to jurisdiction. An adverse determination in any proceeding could subject us to significant liabilities to third parties, require disputed rights to be licensed from such parties, assuming licenses to such rights could be obtained, or require us to cease using such technology and expend significant resources to develop non-infringing technology. We may not be able to obtain a license at an acceptable price.

        We have entered into technology licensing fee agreements with third parties. We expect that in the ordinary course of business we may be required to enter into additional licensing agreements. Under one agreement, we agreed to pay a third party royalty fees until 2008, based on 0.75% of our revenues.

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

        In 2005, we incorporated in Brazil AudioCodes Brasil Equipamentos de Voz sobre IP Ltda, a wholly-owned subsidiary.

D.	PROPERTY, PLANTS AND EQUIPMENT

        We lease our main facilities, located in Airport City, Lod, Israel, which currently occupy approximately 111,000 square feet. We moved into these facilities in February 2004 which enabled us to consolidate all of our operations in Israel into one location.

        Our U.S. subsidiary leases a 7,356 square foot facility in San Jose, California. Our subsidiary has additional offices in Raleigh, Chicago, Boston and Dallas. We also have a leased representative office in Beijing, China and in Tokyo, Japan.

        Our U.S. subsidiary, Ai-Logix, Inc., leases a 29,000 square foot facility in Somerset. New Jersey.

        We believe that these properties are adequate to meet our current needs. We may need to increase the size of our current facilities, seek new facilities, close certain facilities or sublease portions of our existing facilities in order to address our needs in the future.

        Rent expense was $1,713,000 in 2002, $1,829,000 in 2003, and $2,927,000 in 2004. We project that our rent expense for 2005 will be approximately $2,705,000.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        Statements in this Annual Report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under the United States Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under “Risk Factors” in this Annual Report, as well as those discussed elsewhere in this Annual Report and in our other filings with the Securities and Exchange Commission.

Critical Accounting Estimates

        Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or US GAAP. These accounting principles require management to make certain estimates, judgments and assumptions based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented.

        On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition and allowance for sales returns, allowance for doubtful accounts, inventories, investment in an affiliated company and goodwill. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

        In many cases, the accounting treatment of a particular transaction is specifically dictated by US GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result. Our management has reviewed these critical accounting policies and related disclosures with our Audit Committee. See Note 2 to the Consolidated Financial Statements, which contain additional information regarding our accounting policies and other disclosures required by US GAAP.

        Management believes the significant accounting policies that affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and are the most critical to aid in fully understanding and evaluating AudioCodes’ reported financial results include the following:

—	Revenue recognition and allowance for sales returns;

—	Allowance for doubtful accounts;

—	Inventories;

—	Investment in an affiliated company; and

—	Goodwill

Revenue Recognition and Allowance for Sales Returns

        We generate our revenues primarily from the sale of products. We sell our products through a direct sales force and sales representatives. Our products are generally a bundled hardware and software solution that is delivered together to our customers, which include original equipment manufacturers (OEMs), network equipment providers, systems integrators and distributors of a variety of telecommunications and networking products, all of whom are considered end users.

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

        We maintain a provision for product returns and exchanges. This provision is based on historical sales returns, analysis of credit memo data and other known factors. This provision is deducted from revenues, and amounted to $272,000 in 2002, $294,000 in 2003 and $619,000 in 2004.

        Revenues from the sale of products which were not yet determined to be final sales due to market acceptance or technological compatibility were deferred and included in deferred revenues.

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

Inventories

        Inventories are stated at the lower of cost or market value. Cost is determined using the “moving average cost” method for raw materials and on the basis of direct manufacturing costs for finished products. We periodically evaluate the quantities on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs and write-down provisions are provided to cover risks arising from slow moving items, technological obsolescence, excess inventories, discontinued products and for market prices lower than cost. We wrote-off and wrote-down inventory in a total amount of $1.7 million in 2002, $835,000 in 2003 and $1.2 million in 2004.

Investment in an Affiliated Company

        Through December 31, 2004, we had invested an aggregate of $2.5 million in a privately-held company engaged in speech recognition. We currently own approximately 40% of the equity in this company. This investment is accounted for by the equity method and is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. As of December 31, 2004, based on management’s most recent analyses, no impairment losses have been identified in connection with this investment.

Goodwill

        SFAS No.142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment at the reporting unit level by comparing the fair value of the reporting unit with its carrying value. In connection with our acquisition of selected assets of UAS, we recognized $4.3 million of goodwill in 2003 and an additional $1.0 million of goodwill in 2004. We recognized $3.8 million of goodwill in 2004 in connection with our acquisition of Ai-Logix. We paid an additional $10 million in March 2005 based on the achievement of revenue milestones by the Ai-Logix business during 2004 and 2005. This contingent was recorded as part of the acquisition cost as additional goodwill during 2005. Goodwill in connection with the UAS and Ai-Logix acquisitions was reviewed for impairment during the fourth quarter of 2004. No impairment losses have been identified in connection with these acquisitions.

A.	OPERATING RESULTS

        You should read this discussion with the consolidated financial statements and other financial information included in this Annual Report.

Overview

        We design, develop and market enabling technologies and products for the transmission of high quality voice, data and fax over packet networks. Newly developed equipment based on advanced voice communications standards enables packet networks to carry voice and data more efficiently and at a lower cost than traditional telephone networks by using substantially less network capacity. Our products are designed to enable our customers to build packet voice networking equipment that provides comparable communication quality to that of traditional telephone networks. Our communication boards are the building blocks for connecting traditional telephone networks with packet voice networks and provide high performance and large capacity on open telecommunications platform-based gateways. We have continued to broaden our offerings as we have expanded in the last few years from selling chips to boards, subsystems, media gateway systems and media servers.

        Our headquarters are in Airport City, Lod, Israel and we have eight additional offices worldwide: in the United States in San Jose, Boston, Chicago, Dallas, Raleigh and Somerset, New Jersey, as well as in Tokyo, Japan and Beijing, China.

        In 2002, no customer accounted for more than 8.9% of our total revenues and our top five customers accounted for 30.2% of our total revenues. Nortel Networks accounted for 14.3% of our total revenues in 2003 and 18.6% of our total revenues in 2004 and our top five customers accounted for 34.2% of our total revenues in 2003 and 35.7% of our total revenues in 2004. Based on our experience, we expect that our largest customers may change from period to period. If we lose a large customer and fail to add new customers to replace lost revenue our operating results may be materially adversely affected.

        Revenues based on the location of our customers for the last three fiscal years are as follows:

	2002	2003	2004

Americas	40.0%	56.9%	62.3%
Far East	37.4	23.7	14.3
Europe	10.7	12.6	13.3
Israel	11.9	6.8	10.1

Total	100.0%	100.0%	100.0%

        Part of our strategy involves the acquisition of complementary businesses and technologies. Our first strategic acquisition involved the purchase of the UAS product group from Nortel Networks in April 2003. This acquisition added new media server technology and products that we could offer to our customers and provided us with research and development capability in the United States. As a result of our supply agreement with Nortel entered into in connection with this transaction, we significantly increased our sales to Nortel, with sales to Nortel accounting for 18.6% of our revenues in 2004 compared to 14.3% of our revenues in 2003 and 1.4% of our revenues in 2002. We expect that sales to Nortel will continue to account for a high percentage of our revenues in 2005.

        We completed a second acquisition in May 2004, acquiring Ai-Logix, a leading provider of advanced voice recording hardware technology. We believe that this acquisition has enhanced our board line business and provides an entry into the call recording market and the computer telephony integration, or CTI, market by leveraging our VoP expertise with the technology, strategic partnerships and customer base of Ai-Logix. We paid $10.0 million in cash at the closing of the transaction. We paid an additional $10 million in March 2005 based on the achievement of revenue milestones by the Ai-Logix business during 2004 and 2005. The payment was recorded as part of the acquisition cost as additional goodwill in accordance with the provisions of SFAS No. 141 in 2005.

        The increase in the percentage of our revenues from customers located in the Americas over the past two years was primarily the result of our increased sales in the United States. The increase in sales in the United States was primarily due to increased sales to Nortel as a result of our acquisition of the UAS product group and our acquisition of Ai-Logix.

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

        The accelerated demand for Voice over IP, or VoIP, technology has impacted our business during the last two years.. Over the past two years, the shift from traditional circuit-switched networks to next generation packet-switched networks continued to gain momentum. As data traffic becomes the dominant factor in communications, service providers are building and maintaining converged networks for integrated voice and data services. In addition, underdeveloped markets without basic wireline service in countries such as China and India are beginning to use VoP technology to deliver voice and data services that were previously unavailable. These trends are helping to overcome the downturn in the telecommunications industry that affected us during previous years.

        Unfavorable economic conditions affected the communications sector during the period from 2000 to 2003. This caused a decrease in our revenues from 2000 to 2001 and from 2001 to 2002. It also resulted in our net losses in 2001, 2002 and 2003. Sales of products, particularly for applications in converged networks, to OEMs for use by large service providers declined significantly during these periods. In response to our revenue decreases, we implemented expense control programs to reduce operating expenses, while at the same time we continued to invest in developing products that we believe our customers will need as the market for telecommunications equipment improves. Many companies that had reduced their capital expenditures during the recent economic downturn have begun to invest again in their communications networks. The acceptance of next generation packet-switched networks is contributing to these infrastructure investments as enterprises and service providers begin to increase their use of IP networks for data traffic, such as fax transmissions, and VoIP. These improving market conditions helped our revenues to increase in 2003 and in 2004, and we expect our revenues in 2005 to exceed our revenues in 2004.

Results of Operations

        The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2002	2003	2004

Statement of Operations Data:

Revenues	100.0%	100.0%	100.0%
Cost of revenues	47.8	45.3	41.5

Gross profit	52.2	54.7	58.5
Operating expenses:
Research and development, net	47.9	35.0	24.2
Selling and marketing	52.6	32.9	24.0
General and administrative	12.3	9.2	5.9

Total operating expenses	112.8	77.1	54.1

Operating income (loss)	(60.6)	(22.4)	4.4
Equity in losses of an affiliated company	1.1	1.0	0.6
Financial income, net	9.6	4.3	2.6

Income (loss) before taxes on
income	(52.1)	(19.1)	6.4
Taxes on income	-	-	0.3

Net income (loss)	(52.1)%	(19.1)%	6.1%

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

        Revenues. Revenues increased 87.1% to $82.8 million in 2004 from $44.2 million in 2003. The increase in revenues was primarily due to an increase in sales in the United States, derived mainly from the inclusion of a full year of sales by our UAS product group, which was acquired in April 2003, and from sales generated as a result of our acquisition of Ai-Logix in May 2004. Our increase in revenues in 2004 also reflected the increased interest and activity in the market for packet-based VoIP products.

        Gross Profit. Cost of revenues includes the manufacturing cost of hardware, quality assurance, overhead related to manufacturing activity and technology licensing fees payable to third parties. Gross profit increased to $48.4 million in 2004 from $24.2 million in 2003. Gross profit as a percentage of revenues increased to 58.5% in 2004 from 54.7% in 2003. The increase in our gross profit percentage was primarily a result of higher sales volume that allowed us to leverage our operations as our manufacturing overhead was spread over a larger sales base. In addition, gross profit percentage increased because of higher sales of integrated systems which usually have higher margins than sub-systems and chips. In the first quarter of 2004, we completed product integration and started shipping UAS platforms based on our hardware which allowed us to achieve better margins on these products. The increase in gross profit percentage was also due to our ability to offset the continued decline in average selling prices of our products with a reduction in manufacturing costs. The reduction in manufacturing costs was primarily due to a reduction in our raw material costs.

        Research and Development Expenses. Research and development expenses consist primarily of compensation and related costs of employees engaged in ongoing research and development activities, development-related raw materials and the cost of subcontractors. Research and development expenses increased 29.3% to $20.0 million in 2004, from $15.5 million in 2003 and decreased as a percentage of revenues to 24.2% in 2004 from 35.0% in 2003. The increase in net research and development expenses was primarily due to additions to our research and development personnel resulting from the acquisition of the UAS product group from Nortel Networks during the second quarter of 2003 and the acquisition of Ai-Logix during the second quarter of 2004. We expect that research and development expenses will continue to increase in absolute dollar terms as a result of our continued development of new products.

        Selling and Marketing Expenses. Selling and marketing expenses consist primarily of compensation for selling and marketing personnel, as well as exhibition, travel and related expenses. Selling and marketing expenses increased 36.8% in 2004 to $19.9 million from $14.5 million in 2003. As a percentage of revenues, selling and marketing expenses decreased to 24.0% in 2004 from 32.9% in 2003. The increase in selling and marketing expenses was primarily due to an increase in selling and marketing personnel and associated expenses, as well as additional personnel as a result of the acquisition of Ai-Logix. We expect that selling and marketing expenses will continue to increase in absolute dollar terms as a result of an expected increase in our sales force and marketing activities.

        General and Administrative Expenses. General and administrative expenses consist primarily of compensation for finance, human resources, general management, rent, network and information systems and bad debt reserve, as well as insurance and professional services expenses. General and administrative expenses increased 19.3% to $4.9 million in 2004 from $4.1 million in 2003. As a percentage of revenues, general and administrative expenses decreased to 5.9% in 2004 from 9.2% in 2003. The increase in general and administrative expenses in 2004 was primarily the result of consolidating the expenses of our Ai-Logix subsidiary, which was acquired in May 2004. During 2003, we recorded $924,000 of expenses in connection with our moving into our new premises in Israel. We did not have similar expenses in 2004. We expect that general and administrative expenses will increase in absolute dollar terms to support our expected growth.

        Equity in Losses of Affiliated Company. Equity in losses of an affiliated company were $516,000 in 2004 compared to $429,000 in 2003. We believe that the products being developed by the affiliated company may enable us to enter new markets and to offer new products.

        Financial Income, Net. Financial income consists primarily of interest derived on cash and cash equivalents and long term bank deposits and structured notes, net of interest accrued in connection with our senior convertible notes and bank charges. Financial income, net, in 2004 was $2.2 million compared with financial income of $1.9 million in 2003. The increase in financial income during 2004 was primarily due to higher interest rates and interest income, net, on the $120.2 million of net proceeds from our sale of senior convertible notes in November 2004.

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

        Gross Profit. Gross profit increased 70.6% to $24.2 million in 2003 from $14.2 million in 2002. Gross profit as a percentage of revenues increased to 54.7% in 2003 from 52.2% in 2002. The increase in gross profit percentage resulted primarily from a reduction in inventory write-offs and write-downs which are included in the cost of revenues. These write-offs and write-downs were $835,000 in 2003 compared to $1.7 million in 2002. Inventory write-offs were higher in 2002 because of the effects of the slowdown in the telecommunications market. In addition, gross profit percentage benefited from manufacturing overhead being spread over a larger sales base.

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

        Selling and Marketing Expenses. Selling and marketing expenses increased 1.7% in 2003 to $14.5 million from $14.3 million in 2002. As a percentage of total revenues, selling and marketing expenses decreased to 32.9% in 2003 from 52.6% in 2002. The increase in selling and marketing expenses was primarily due to an increase in selling and marketing personnel and associated expenses.

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

        Financial Income, Net. Financial income consists primarily of interest derived on cash and cash equivalents and long term bank deposits and structured notes, net of bank charges. Financial income in 2003 was $1.9 million compared with financial income of $2.6 million in 2002. The decrease in financial income was primarily due to lower interest rates on cash and cash equivalents, and long term bank deposits and, to a lesser extent, a reduction in cash reserves.

Impact of Inflation, Devaluation and Fluctuation of Currencies on Results of Operations,Liabilities
and Assets

        Since the majority of our revenues are paid in or linked to the dollar, we believe that inflation and fluctuations in the NIS/dollar exchange rate have no material effect on our revenues. However, a portion of the cost of our Israeli operations, mainly personnel and facility-related, is incurred in NIS. Inflation in Israel and dollar exchange rate fluctuations, however, have some influence on our expenses and, as a result, on our net income. Our NIS costs, as expressed in dollars, are influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the dollar.

        To protect against the changes in value of forecasted foreign currency cash flows resulting from payments in NIS, we maintain a foreign currency cash flow hedging program. We hedge portions of our forecasted expenses denominated in foreign currencies with forward contracts. These measures may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

        The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS Devaluation Rate %	Israeli inflation adjusted for devaluation %

2002	6.5	7.3	(0.8)
2003	(1.9)	(7.6)	5.7
2004	1.2	(1.6)	2.8

Effective Corporate Tax Rate

        Israeli companies are generally subject to corporate tax on their taxable income at a rate of 35% (in the 2004 tax year), 34% (in the 2005 tax year), 32% (in the 2006 tax year) and 30% (in 2007 and thereafter). However, the rate applicable to us is currently effectively reduced as detailed below. Our production facilities have been granted approved enterprise status in accordance with the Law for Encouragement of Capital Investments, 1959 under four separate investment programs, and consequently the income derived from these facilities is exempt from corporate tax in Israel for two or four years commencing in the year in which the specific approved enterprise first generates taxable income, and to corporate tax at a reduced rate of 10% to 25% for the following six or eight years (depending on the percentage of foreign shareholdings). Income from sources other than the approved enterprise during the benefit period will be subject to tax at the regular tax rate prevailing at that time. Our effective tax rate will be a weighted combination of the various applicable tax rates. See note 12 of the consolidated financial statements.

B.	LIQUIDITY AND CAPITAL RESOURCES

        We have financed our operations for the last three years from the remaining proceeds from prior public offerings of our Ordinary shares. In November 2004, we raised net proceeds of approximately $120.2 million in a private placement of $125.0 million aggregate principal amount of our 2.00% Senior Convertible Notes due 2024. As of December 31, 2004, we had $166.8 million in cash and cash equivalents and $50.2 million in long-term bank deposits and structured notes.

        In connection with our acquisition of Ai-Logix, we paid an additional $10 million in March 2005 based on the achievement of revenue milestones by the Ai-Logix business during 2004 and 2005. This payment was recorded as part of the acquisition cost as additional goodwill during 2005.

        Our operating activities provided cash in the amount of $3.5 million in 2004, primarily due to our net income, depreciation and amortization expenses and an increase in trade payables and other payables and accrued expenses, which were partially offset by an increase in trade receivables and inventories and other receivables and prepaid expenses. Our operating activities used cash in the amount of $6.5 million in 2003, primarily due to our net loss and an increase in trade receivables, which were partially offset by depreciation and amortization expenses and an increase in trade payables and other payables and accrued expenses. Our operating activities used cash in the amount of $11.7 million in 2002, primarily due to our net loss and a decrease in other payables and accrued expenses, which were partially offset by depreciation and amortization expenses and a decrease in inventories.

        In 2004, our investing activities used cash in the amount of $15.9 million, primarily due to the acquisition of Ai-Logix and UAS and the purchase of property and equipment. In 2003, our investing activities provided cash in the amount of $6.1 million primarily due to proceeds from short-term bank deposits, which were partially offset by investment in long-term bank deposits and structured notes, payments of $4.4 million in connection with the acquisition of UAS and the purchase of property and equipment. In 2002, our investing activities provided cash in the amount of $13.3 million primarily due to proceeds from short-term bank deposits which was offset in part by the purchase of property and equipment. Our capital expenditures were $4.3 million in 2004, $2.0 million in 2003 and $2.1 million in 2002. The majority of our capital investment has been for testing equipment, an enterprise resources planning system, computers, peripheral equipment, software, office furniture and leasehold improvements. We used working capital to finance these expenditures.

        In 2004, financing activities provided $130.4 million, due to the net proceeds of $120.2 million from our private placement of $125.0 million aggregate principal amount of our 2.00% Senior Convertible Notes due 2024 and $10.2 million from the issuance of shares upon exercise of options and from purchases under our Employee Stock Purchase Plans. In 2003, financing activities provided $1.4 million due to issuance of shares upon exercise of options and from shares purchased under our Employee Stock Purchase Plans, partially offset by $215,000 used to repurchase our ordinary shares. In 2002, financing activities used $3.9 million to repurchase our ordinary shares, partially offset by $757,000 from issuance of shares upon exercise of options and from shares purchased under our Employee Stock Purchase Plans.

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

Repurchase of Shares

        In January 2001, our board of directors authorized us to repurchase up to 2,000,000 of our ordinary shares, and in April 2002, our board authorized the repurchase of an additional 2,000,000 of our ordinary shares, all subject to the discretion of our management. In 2001, we purchased 1,774,800 of our ordinary shares for an aggregate purchase price of approximately $6,401,000. In 2002, we purchased 2,079,139 of our ordinary shares for an aggregate purchase price of $4,703,486. In 2003, we purchased 88,200 of our ordinary shares for an aggregate purchase price of $215,321.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and Development

        In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing products and to develop new ones. We are developing more advanced communications boards and analog and digital media gateways for carrier and enterprise applications. Our platforms will feature increased trunk capacity, new functionalities, enhanced signaling software and compliance with new control protocols. As of December 31, 2004, 213 of our employees were engaged primarily in research and development on a full-time basis. We also employed 9 persons on a part-time basis.

        Our research and development expenses were $20.0 million in 2004 compared to $15.5 million in 2003 and $13.0 million in 2002. From time to time we have received royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the OCS. As a recipient of grants from the OCS, we are obligated to perform all manufacturing activities for projects subject to the grants in Israel unless we receive an exemption. Know-how from the research and development which is used to produce products may not be transferred to third parties without the approval of the OCS. This approval is not required for the export of any products resulting from such research or development. Through December 31, 2004, we had obtained grants from the OCS aggregating $1.2 million for certain of our research and development projects. We are obligated to pay royalties to the OCS, amounting to 3%-4% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, linked to the U.S. dollar and bearing interest at the rate of LIBOR at the time of grant. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

Recent Accounting Pronouncements

        On December 16, 2004, the Financial Accounting Standards Board issued SFAS No. 123(R) (revised 2004), “Share-Based Payment”, which is a revision of SFAS No. 123. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123 permitted, but not required, share-based payments to employees to be recognized based on their fair values while SFAS No. 123(R) requires all share-based payments to employees to be recognized based on their fair values. SFAS No. 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. Based on an amendment in April 2005, the new standard is effective at the beginning of the first annual period commencing after June 15, 2005. Accordingly, it will become effective for us on January 1, 2006. The adoption of SFAS 123(R) may have a significant effect on the Company’s results of operations.

        In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4". SFAS No. 151 amends Accounting Research Bulletin (“ARB”) No. 43, “Restatement and Revision of Accounting Research Bulletins”, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect that the adoption of SFAS No. 151 will have a material effect on our financial position or results of operations.

        TREND INFORMATION

        The accelerated demand for VoIP technology has impacted our business during the last two years. Over the past two years, the shift from traditional circuit-switched networks to next generation packet-switched networks continued to gain momentum. As data traffic becomes the dominant factor in communications, service providers are building and maintaining converged networks for integrated voice and data services. In addition, underdeveloped markets without basic wireline service in countries such as China and India are beginning to use VoP technology to deliver voice and data services that were previously unavailable. These trends are helping to overcome the downturn in the telecommunications industry that affected us during the previous years.

        In 2004, we continued to experience pressure to shorten our lead times in supplying products to customers. Some of our customers are implementing “demand pull” programs by which they only purchase our product very close to the time, if not simultaneously with the time, they plan to sell their product. We are increasing our sales efforts in new markets, such as Latin America, Eastern Europe and Far East. We have introduced system level products, and new applications in our product lines. . We are still experiencing low visibility into customer demand for our products and our ability to predict our level of sales.

        Unfavorable economic conditions affected the communications sector during the period from 2000 to 2003. This caused a decrease in our revenues from 2000 to 2001 and from 2001 to 2002. It also resulted in our net losses in 2001, 2002 and 2003. Sales of products, particularly for applications in converged networks, to OEMs for use by large service providers declined significantly during these periods. In response to our revenue decreases, we implemented expense control programs to reduce operating expenses, while at the same time we continued to invest in developing products that we believe our customers will need as the market for telecommunications equipment improves. Many companies that had reduced their capital expenditures during the recent economic downturn have begun to invest again in their communications networks. The acceptance of next generation packet-switched networks is contributing to these infrastructure investments as enterprises and service providers begin to increase their use of IP networks for data traffic, such as fax transmissions, and VoIP. These improving market conditions helped our revenues to increase in 2003 and in 2004, and we expect our revenues in 2005 to exceed our revenues in 2004.

E.	OFF-BALANCE SHEET ARRANGEMENTS

        We do not have any “off-balance sheet arrangements” as this term is defined in Item 5E of Form 20-F.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        As of December 31, 2004, our contractual obligations were as follows (in thousands):

	PAYMENTS DUE BY PERIOD
	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	4-5 YEARS	AFTER 5 YEARS

Rental and lease commitments	21,003	2,705	5,095	4,758	8,445

Total cash obligations	21,003	2,705	5,095	4,758	8,445

        Our obligation for accrued severance pay under Israel’s Severance Pay Law as of December 31, 2004 was $5.0 million, of which $4.5 million was funded through deposits into severance pay funds, leaving a net obligation of approximately $440,000.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

        The following table sets forth certain information with respect to our directors, senior executive officers and key employees at April 30, 2005:

Name	Age	Position

Shabtai Adlersberg	52	Chairman of the Board, President and Chief Executive Officer
Nachum Falek	34	Vice President, and Chief Financial Officer
Eyal Frishberg	46	Vice President, Operations
Eli Nir	38	Vice President, Research and Development
Lior Aldema	39	Vice President, Marketing and Product Management
Ben Rabinowitz	38	Vice President, Marketing and Sales, North America
Yehuda Hershkowitz	38	Vice President, Systems
Tal Dor	36	Vice President, Human Resources
Gary Drutin		Vice President, Channel Operations and Marketing
Moshe Tal	51	President and Chief Executive Officer, Ai-Logix Inc.
Joseph Tenne	49	Director
Dana Gross	38	Director
Dr. Eyal Kishon	45	Director
Doron Nevo	49	Director

        Shabtai Adlersberg co-founded AudioCodes in 1993, and has served as our Chairman of the Board and Chief Executive Officer since inception. Mr. Adlersberg co-founded DSP Group, a semiconductor company, in 1987. From 1987 to 1990, Mr. Adlersberg served as the Vice President of Engineering of DSP Group, and from 1990 to 1992, he served as Vice President of Advanced Technology. As Vice President of Engineering, Mr. Adlersberg established a research and development team for digital cellular communication which was spun-off in 1992 as DSP Communications. Mr. Adlersberg also serves as Chairman of the Board of Directors of Natural Speech Communication Ltd. Mr. Adlersberg holds an M.Sc. in Electronics and Computer Engineering from Tel Aviv University and a B.Sc. in Electrical Engineering from the Technion-Israel Institute of Technology, or the Technion.

        Nachum Falek joined AudioCodes in April 2000 and became our Vice President, and Chief Financial Officer in November 2003. From 2000 to 2003, he served as Director of Finance. Prior to joining AudioCodes, Mr. Falek served as Controller at ScanVec-Amiable Ltd. From 1998 to 1999, he was a Manager at Ernst & Young in Israel. Mr. Falek holds a B.A. in Accounting and Economics from Haifa University, an M.B.A. from Tel Aviv University, and is a licensed CPA in Israel.

        Eyal Frishberg has served as our Vice President, Operations since October 2000. From 1997 to 2000, Mr. Frishberg served as Associate Vice President, SDH Operations in ECI Telecom Ltd., a major telecommunication company. From 1987 to 1997, Mr. Frishberg worked in various operational positions in ECI Telecom including as manager of ECI production facility and production control. Mr. Frishberg worked from 1994 until 1997 for ELTA company, part of Israeli Aircraft Industries in the planning and control department. Mr. Frishberg holds a B.Sc. in Industrial Engineering from Tel Aviv University and an M.B.A. from Ben-Gurion University of the Negev.

        Eli Nir has served as our Vice President, Research and Development since April 2001. He has been employed by us since 1996, when he founded and headed our System Software Group in our research and development department. Prior to 1996, Mr. Nir served as an officer in the Technical Unit of the Intelligence Corps of the Israeli Defense Forces (Major), heading both operational units and large development groups mostly related to digital processing. Mr. Nir holds an M.B.A. and an M.Sc. from Tel Aviv University in Digital Speech Processing and a B.Sc. from the Technion.

        Lior Aldema has served as our Vice President, Product Management since January 2002. Mr. Aldema has also served as our Vice President Marketing since February 2003. He has been employed by us since 1998, when he was team leader and later headed our System Software Group in our research and development department. Prior to 1998, Mr. Aldema served as an officer in the Technical Unit of the Intelligence Corps of the Israeli Defense Forces (Major), heading both operational units and large development groups related to various technologies and headed one of the largest projects conducted in the IDF and executed by the Israeli Defense industry corporations. Mr. Aldema holds an M.B.A. from Tel Aviv University and a B.Sc. from the Technion.

        Ben Rabinowitz joined us in December, 1999 and became our Vice President of Marketing and Sales for North America in October 2004. Previously, Mr. Rabinowitz served as Vice President of our Systems Group. From 1998 to 1999, Mr. Rabinowitz served as Director for Product Marketing at Westell Inc., a broadband access company. From 1997 to 1998, Mr. Rabinowitz served as Senior Director within the strategy practice of Technology Solutions Company, a technology consulting firm. Mr. Rabinowitz also previously served in Ernst & Young’s consulting practice from 1994 to 1997, and provided consulting services to telecommunications companies. Mr. Rabinowitz holds an M.B.A. from Georgetown University.

        Yehuda Hershkovits has served as our Vice President, Systems Group since 2003. From 2001 to 2003, Mr. Hershkovits served as our Vice President, Advanced Products. From 2000 to 2001, Mr. Hershkovits served as our Director of Advanced Technologies. From 1994 to 1998 and during 1999, Mr. Hershkovits held a variety of research and development positions at Advanced Recognition Technologies, Ltd., a voice and handwriting recognition company, heading its research and development from 1999 to 2000 as Vice President, Research and Development. From 1998 to 1999, Mr. Hershkovits developed various wireless communication algorithms at Comsys, a telecommunications company. Mr. Hershkovits holds an M.Sc. and a B.Sc., from the Technion both in the area of telecommunications.

        Tal Dor has served as our Vice President of Human Resources since March 2000. For more than three years prior to March 2000, Ms. Dor acted as a consultant in Israel to, among others, telephone and cable businesses, as well as health and social service organizations. Ms. Dor holds a B.A. in psychology, from Ben-Gurion University of the Negev and an M.A. in psychology from Tel Aviv University.

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

        Gary Drutin joined us in 2004 as Vice President of Channel Operations and Marketing. From 2001 until 2004 Mr. Drutin was Country Manager and General Manager for Cisco Israel, Cyprus and Malta and from 1997 until 2001 served as regional sales manager for service providers and enterprises for Cisco Israel. From 1990 until 1997, he served in sales management roles at Digital Equipment Corporation Israel. Mr. Drutin holds an M.B.A degree from Tel-Aviv University in Information Systems and Marketing and a B.Sc. degree in Computer Engineering from the Technion.

        Joseph Tenne has served as one of our directors since June 2003. Mr. Tenne is currently the Chief Financial Officer of Ormat Technologies, Inc., a company listed on the New York Stock Exchange, which is engaged in the geothermal and recovered energy business. From 2003 to 2004 Mr. Tenne was the Chief Financial Officer of Treofan Germany GmbH & Co. KG, a German company, which is engaged in the development, production and marketing of oriented polypropylene films, which are mainly used in the food packaging industry. From 1997 until 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel and a member of PricewaterhouseCoopers International Limited. Mr. Tenne holds a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

        Dana Gross has served as one of our directors since June 2000. Ms. Gross has served as Chief Marketing Officer of M-Systems Flash Disk Ltd. since April 2000, and as a director of M-Systems since September 2000. Prior to that, Ms. Gross served as Executive Vice President of the DiskOnChip business unit of M-Systems from 2000 and as Vice President of Worldwide Sales of M-Systems from 1998 until April 2000. Ms. Gross joined M-Systems in July 1992 as Vice President of Operations and became Chief Financial Officer in 1994, President of M-Systems Inc. in 1995 and Executive Vice President of Business Development in 1997. Ms. Gross also serves as a director of PowerDsine Ltd., a Power over Ethernet technology company that is traded on Nasdaq. . Ms. Gross holds a B.Sc. in Industrial Management Engineering from Tel Aviv University and an M.B.A. from San Jose State University.

        Dr. Eyal Kishon has served as one of our directors since 1997. Since 1996, Dr. Kishon has been Managing Partner of Genesis Partners, an Israel based venture capital fund. From 1993 to 1996, Dr. Kishon served as Associate Director of Dovrat-Shrem/Yozma-Polaris Fund Limited Partnership. In his capacity as Managing Partner of Genesis, Dr. Kishon serves as a director of VCON Telecommunications Ltd., a video conferencing technology company. From 1991 to 1992, Dr. Kishon was a Research Fellow in the Multimedia Department of IBM Science & Technology. From 1989 to 1991, Dr. Kishon worked in the Robotics Research Department of AT&T Bell Laboratories. Dr. Kishon holds a B.A. in Computer Science from the Technion and an M.Sc. and a Ph.D. in Computer Science from New York University.

        Doron Nevo has served as one of our directors since 2000. From 1996 to 1999, Mr. Nevo served as President and CEO of NKO, Inc. Mr. Nevo established NKO in early 1995 as a startup subsidiary of Clalcom, Ltd. NKO designed and developed a full scale carrier grade IP Telephony system platform and established its own IP network. From 1992 to 1996, Mr. Nevo was President and CEO of Clalcom Ltd. Mr. Nevo established Clalcom in 1992 as a fax service provider in Israel. Mr. Nevo is President and CEO of KiloLambda Technologies Ltd. an optical subsystems company. He also serves on the board of a number of companies such as: Utility Wireless Corp. (a manufacturer of radio frequency sub-systems), Elcom Technologies (manufacturer of Satcom and Digital Radio synthesizers), Notox, Ltd. (a biotech company) and Cellaris, Ltd. (a new materials company). Mr. Nevo holds a B.Sc. in Electrical Engineering from the Technion and an M.Sc. in Telecommunications Management from Brooklyn Polytechnic.

B.	COMPENSATION

        The aggregate direct remuneration paid to all 14 persons who served in the capacity of director or senior executive officer during the year ended December 31, 2004 was approximately $1.3 million, including $168,000 which was set aside for pension and retirement benefits. This does not include amounts expended by us for automobiles made available to our officers, expenses (including business, travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

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

        A summary of our stock option activity and related information for the years ended December 31, 2002, 2003 and 2004 for all 14 persons who served in the capacity of director or senior executive officer during the year ended December 31, 2004 is as follows:

	2002		2003		2004
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding at the beginning of
the year	1,078,634	$8.13	1,235,686	$7.58	1,526,702	$7.48
Adjustments to opening balance					(39,600)

Granted	230,052	$2.85	325,500	$6.64	531,250	11.77
Cancelled	-	-	-	-	-	-
Exercised	(73,000)	$0.86	(34,484)	$3.09	(108,917)	5.16

Outstanding at the end of the year	1,235,686	$7.58	1,526,702	$7.48	1,909,435	9.11

        As of December 31, 2004, options to purchase 902,644 ordinary shares were exercisable at an average exercise price of $9.67 per share.

C.	BOARD PRACTICES

Independent Directors; Audit Committee; Internal Auditor

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

        Under the Companies Law and the requirements for listing on The Nasdaq National Market, our board of directors is required to appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the outside directors. The audit committee consists of three members: Dr. Eyal Kishon, Doron Nevo and Joseph Tenne. The audit committee may not include the chairman of the board, a controlling shareholder and the members of his immediate family, or any director who is employed by the company or provides services to the company on a regular basis. Under Israeli law, the role of the audit committee is to examine flaws in our business management, in consultation with the internal auditor and the independent accountants, and to propose remedial measures to the board. The audit committee also reviews for approval transactions between the company and office holders or interested parties, as described below.

        Under the Companies Law, our board of directors is also required to appoint an internal auditor proposed by the audit committee. The internal auditor may be our employee, but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of our independent accounting firm. The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure. Eitan Hashachar CPA has been our internal auditor since January 2001.

        Our board of directors appointed Dr. Eyal Kishon and Dana Gross to serve on the compensation committee of the board of directors.

        Pursuant to our articles of association, our directors were classified into three classes (classes I, II and III). The members of each class of directors and the expiration of the term of office is as follows:

Dana Gross	Class I	2007
Joseph Tenne	Class II	2005
Shabtai Adlersberg	Class III	2006

        Our outside directors under the Companies Law, Doron Nevo and Dr. Eyal Kishon, are not members of any class and serve in accordance with the provisions of the Companies Law. Mr. Nevo’s term ends in 2006 and Dr. Kishon’s term ends in 2005.

D.	EMPLOYEES

        As of December 31, 2004, we employed a total of 445 persons worldwide, including 213 in research and development, 144 in selling and marketing, technical service and support, 25 in management and administration and 63 in operations. 105 of our employees are based in the United States, primarily in Somerset, New Jersey, 2 in Latin America, 3 in Europe, 13 in China one in India and one in Japan. In addition, as of December 31, 2004, we employed an additional 24 part-time employees. The growth in the number of employees during 2004 was attributable mainly to additions to our personnel resulting from the acquisition of Ai-Logix and to growth in our research and development and sales personnel.

        As of December 31, 2003, we employed a total of 328 persons worldwide, including 145 in research and development, 119 in sales and marketing, technical service and support, 19 in management and administration and 45 in operations. Fifty of our employees are based in the United States, primarily in Raleigh, North Carolina, one in Japan, one in the United Kingdom, one in France and 10 in Beijing, China. In addition, as of December 31, 2003, we employed an additional 24 part-time employees. The growth in the number of employees during 2003 was attributable mainly to growth in our research and development team, and sales personnel.

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

        Israeli labor laws and regulations are applicable to our employees in Israel. These laws principally concern matters such as paid annual vacation, paid sick days, length of the workday, pay for overtime, insurance for work-related accidents, severance pay and other conditions of employment. Israeli law generally requires severance pay, which may be funded by Manager’s Insurance, described below, upon the retirement or death of an employee or termination of employment without cause (as defined under Israeli law). Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute. Since January 1, 1995, such amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 16.3% of wages, of which the employee contributes approximately 64% and the employer contributes approximately 36%.

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

E.	SHARE OWNERSHIP

        The following table sets forth the share ownership and outstanding number of options of our directors and officers as of March 31, 2005:

Name	Total Shares Beneficially Owned	Percentage of Ordinary Shares	Number of Options

Shabtai Adlersberg	5,033,102	12.6	633,718
Nachum Falek	*		*
Eyal Frishberg	*		*

Eli Nir	*		*
Lior Aldema	*		*

Ben Rabinowitz	*		*
Yehuda Hershkowitz	*		*
Tal Dor	*		*
Gary Drutin	*		*
Moshe Tal	*		*
Joseph Tenne	*		*
Dana Gross	*		*
Dr. Eyal Kishon	*		*
Doron Nevo	*		*

*Less than one percent.

        The officers and directors have the same voting rights as the other shareholders.

        The following table sets forth information with respect to the options to purchase our ordinary shares held by Mr. Adlersberg as of March 31, 2005.

Shabtai Adlersberg

Number of Options	Grant Date	Exercise Price	Exercised	Cancelled	Vesting	Expiration Date
96,000	July 1, 1996	$ 0.61	(96,000)	-	4 years	July 1, 2006
96,000	July 1, 1998	$ 1.10	(72,000)	-	4 years	July 1, 2008
100,000	May 23, 2000	$29.16	-	-	4 years	May 23, 2007
225,000	December 19, 2001	$ 4.18	-	-	4 years	December 19, 2008
9,718	August 9, 2002	$ 2.04	-	-	2 years	August 9, 2009
275,000	September 23, 2004	$12.84	-	-	4 years	September 23, 2011

Employee Share Plans

        We have an Employee Share Purchase Plan and Employee Share Option Plans for the granting of options to our employees, officers, directors and consultants and adopted the 2001 U.S. Employee Stock Purchase Plans during 2001. Most of these plans are pursuant to the Israeli Income Tax Ordinance, entitling the beneficiaries who are our employees to tax benefits under Israeli law. There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee for each of the beneficiaries who is granted options. Each option, and any ordinary shares acquired upon the exercise of the option, must be held by the trustee for a period commencing on the date of grant and ending no earlier than 24 months after the end of the tax year in which the option was granted and deposited in trust with the trustee. . There are similar plans for our U.S. employees, which are designed to comply with the corresponding provisions of the Internal Revenue Code of 1986, as amended.

Employee Share Purchase Plans

        We implemented two Employee Share Purchase Plans in May 2001. One plan is for our U.S. and Mexico employees and the other for all our Israeli and other employees. Under these Plans an aggregate of 2,000,000 of our ordinary shares were reserved for sale to our employees at a price equal to 85% of the lesser of fair market value on the first day or last day of each offering period under the Plans. As of December 31, 2004, we had issued 708,964 of our ordinary shares pursuant to purchases under these plans.

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

        As of December 31, 2004, options to purchase a total of 6,534,669 shares are outstanding under the 1997 and 1999 Israeli Plans and options to purchase a total of 1,359,631 shares are outstanding under the 1997 U.S. Plan. In addition, a reserve of 561,000 shares has been made available for grant under the 1999 Israeli Plan and a reserve of 627,500 shares has been made available for grant under the 1999 U.S. Plan. However, subject to our board deciding otherwise, each year on July 1, starting with July 1999, the number of shares that will be made available for grant under both of the 1999 Plans, will be automatically increased to that number of shares that is equal to 5% of our outstanding share capital on such a date.

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

        To our knowledge, (A) we are not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government and (B) there are no arrangements, the operation of which may at a subsequent date result in a change in control of AudioCodes. The following table sets forth, as of December 31, 2004, the number of our ordinary shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding ordinary shares, and (ii) all of our directors and senior executive officers as a group.

Identity of Person or Group	Amount Owned	Percent of Class
Shabtai Adlersberg (1)	5,334,328	13.4%
Leon Bialik (2)	3,928,222	9.9%
FMR Corp. (3)	3,275,764	8.2%
Kern Capital (4)	2,674,100	6.7%
All directors and senior executive officers as a group (14 persons)(5)	831,775	2.1%

(1)	Includes options to purchase 302,468 shares, which may be purchased pursuant to options exercisable within sixty days following December 31, 2004.

(2)	The information is derived from a statement on Schedule 13G/A, dated February 14, 2005of Leon Bialik filed with the Securities and Exchange Commission.

(3)	The information is derived from the joint statement on Schedule 13G/A, dated February 14, 2005, of FMR Corp., Edward C. Johnson 3d, Abigail P. Johnson, and Fidelity Management & Research Company filed with the Securities and Exchange Commission. The address of FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109.

(4)	The information is derived from a statement on Schedule 13G, dated February 14, 2005of Kern Capital Management, Robert E. Kern Jr. and David G. Kern filed with the Securities and Exchange Commission.

(5)	Includes 621,209 ordinary shares, which may be purchased pursuant to options exercisable within sixty days following December 31, 2004.

        During 2004, Mr. Adlersberg acquired 93,421 of our ordinary shares and Mr. Bialik sold 421,500 of our ordinary shares. During 2003, Mr. Adlersberg acquired 285,130 of our ordinary shares and Mr. Bialik sold 208,000 of our ordinary shares. During 2002, Mr. Adlersberg acquired 10,265 of our ordinary shares and Mr. Bialik did not sell or acquire any of our ordinary shares.

        FMR Corp. held 8.2% of our ordinary shares as of December 31, 2004, as compared to 7.3% of our ordinary shares as of December 31, 2003 and 10.2% of our ordinary shares as of December 31, 2002. Kern Capital held 6.7% of our ordinary shares as of December 31, 2004, as compared to less than 5% of our ordinary shares as of December 31, 2003.

        As of March 31, 2005, there were approximately 25 holders of record of our ordinary shares in the United States, although we believe that the number of beneficial owners of the ordinary shares is significantly greater. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

        The major shareholders have the same voting rights as the other shareholders.

B.	RELATED PARTY TRANSACTIONS

        In October 1999, we entered into a development agreement with DSP Group Ltd., a company affiliated with DSP Group, Inc., and a third party. According to the agreement, DSP Group Ltd. will pay royalties for every chip actually sold by DSP Group Ltd. to third parties. During 2004, DSP Group, Inc. sold all its holdings in our shares.

        We recorded revenues related to this agreement in a total amount of $209,000 in 2002, $261,000 in 2003 and $47,000 in 2004. In addition, we purchased from DSP Group Ltd. raw material in a total amount of $19,000 in 2002 and $15,000 in 2003.

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

Calendar Year		Price Per Share
		High	Low

2004		$16.88	$8.48
2003		$11.74	$2.10
2002		$5.91	$1.61
2001		$25.75	$1.60
2000		$76.00	$9.25

Calendar Period		Price Per Share
		High	Low

2005
	Second quarter (through May 31, 2005)	$12.15	$8.67
	First quarter	$17.00	$10.66
2004
	Fourth quarter	$16.88	$11.85
	Third quarter	$13.97	$9.51
	Second quarter	$12.98	$8.48
	First quarter	$16.10	$10.35
2003
	Fourth quarter	$11.74	$7.59
	Third quarter	$8.85	$4.40
	Second quarter	$5.80	$2.65
	First quarter	$2.71	$2.10

Calendar Month		Price Per Share
		High	Low

2005
	May	$12.15	$9.78
	April	$11.46	$8.67
	March	$13.69	$10.66
	February	$15.49	$12.10
	January	$17.00	$14.12
2004
	December	$16.88	$14.60

        The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by The Tel Aviv Stock Exchange. Our shares commenced trading on The Tel Aviv Stock Exchange on October 21, 2001. All share prices shown in the following table are in NIS. As of December 31, 2004, the exchange rate was equal to approximately 4.308 NIS per U.S. $1.00.

Calendar Year	Price Per Share
	High	Low

2004	NIS 74.90	NIS 39.10
2003	NIS 53.50	NIS 10.42
2002	NIS 26.94	NIS 7.41
2001 (commencing October 21, 2001)	NIS 26.90	NIS 10.25

Calendar Period		Price Per Share
		High	Low

2005
	Second quarter (through May 31, 2005)	NIS 53.97	NIS 40.20
	First quarter	NIS 73.80	NIS 46.91
2004
	Fourth quarter	NIS 70.00	NIS 52.12
	Third quarter	NIS 57.93	NIS 43.00
	Second quarter	NIS 57.10	NIS 39.10
	First quarter	NIS 74.90	NIS 46.01
2003
	Fourth quarter	NIS 53.50	NIS 33.30
	Third quarter	NIS 38.45	NIS 19.80
	Second quarter	NIS 24.00	NIS 12.50
	First quarter	NIS 12.59	NIS 10.42

Calendar Month		Price Per Share
		High	Low

2005
	May	NIS 53.97	NIS 43.00
	April	NIS 50.38	NIS 40.20
	March	NIS 59.68	NIS 46.91
	February	NIS 66.54	NIS 56.24
	January	NIS 73.80	NIS 62.40
2004
	December	NIS 70.00	NIS 63.09

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

        Our ordinary shares are listed for trading on the Nasdaq National Market under the symbol “AUDC”. Our ordinary shares are also listed for trading on The Tel-Aviv Stock Exchange under the symbol “AUDC”. In addition, we are aware of our ordinary shares being traded on the following markets: Frankfurt Stock Exchange, Berlin Stock Exchange, Munich Stock Exchange and XETRA.

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

Objects and Purposes

        Our registration number with the Israeli Registrar of Companies is 520044132. Our objects and purposes, set forth in Section 2 of our memorandum of association, are:

—	to plan, develop and market voice signal systems;

—	to purchase, import, market and wholesale and retail distribute, in Israel and abroad, consumption goods and accompanying products;

—	to serve as representatives of bodies, entrepreneurs and companies from Israel and abroad with respect to their activities in Israel and abroad; and

—	to carry out any activity as determined by the lawful management.

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

Voting Rights and Powers

        Unless any shares have special rights as to voting, every shareholder has one vote for each share held of record. A shareholder is not entitled to vote at any shareholders meeting unless all calls then payable by him in respect of his shares have been paid (this does not apply to separate meetings of the holders of a particular class of shares with respect to the modification or abrogation of their rights).

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

        The board of directors may, whenever it thinks fit, convene a special shareholders meeting. The board must convene a special shareholders meeting at the request of:

—	at least two directors;

—	at least one-quarter of the directors in office; or

—	shareholders who hold at least 5% of the outstanding equity and at least 1% of the voting rights, or at least 5% of the outstanding voting rights.

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

Approval of Transactions under Israeli Law

        The Companies Law imposes fiduciary duties that “office holders,” including directors and executive officers, owe to their company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care generally requires an office holder to act with the level of care which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty generally requires an office holder to act in good faith and for the good of the company. Specifically, an office holder must avoid any conflict of interest between the office holder’s position in the company and his or her other positions or personal affairs. In addition, an office holder must avoid competing against the company or exploiting any business opportunity of the company for his or her own benefit or the benefit of others. An office holder must also disclose to the company any information or documents relating to the company’s affairs that the office holder has received due to his or her position in the company. The term “office holder” includes any person who, either formally or in substance, serves as a director, general manager or chief executive officer, or who reports directly to the general manager or chief executive officer. Each person listed in the table under “Item 6. Directors, Senior Management and Employees–A. Directors and Senior Management” above is an “office holder” of AudioCodes.

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

        In addition, under the Companies Law, each shareholder has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his or her power in the company, such as in shareholder votes. In addition, specified shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of the articles of association, has the power to appoint an office holder or any other power with respect to the company. A recent amendment to the Companies Law provides that a breach of the duty of fairness will be governed by the laws governing breach of contract. However, the Companies Law does not define the substance of this duty of fairness.

        Israeli law permits a company to insure an office holder in respect of liabilities incurred by the office holder as a result of:

—	the breach of his or her duty of care to the company or to another person, or

—	as a result of the breach of his or her fiduciary duty to the company,

to the extent that the office holder acted in good faith and had reasonable cause to believe that the act would not prejudice the company. A company can also insure an office holder against monetary liabilities as a result of an act or omission that the office holder committed in connection with his or her serving as an office holder.

        Moreover, a company can indemnify an office holder for any of the following obligations or expenses incurred in connection with his or her acts or omissions as an office holder:

—	monetary liability imposed upon the office holder in favor of other persons pursuant to a court judgment, including a compromise judgment or an arbitrator’s decision approved by a court;

—	reasonable litigation expenses, including attorney’s fees, incurred by the office holder as a result of an investigation or proceeding instituted against the office holder by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any financial liability in lieu of criminal proceedings, or concluded without the filing of an indictment against the office holder and a financial liability was imposed on the office holder in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and

—	reasonable litigation expenses, including attorneys’ fees, actually incurred by the office holder or imposed upon the office holder by a court, in an action, suit or proceeding brought against the office holder by or on behalf of the company or other persons; in a criminal action in which the office holder was acquitted; or in a criminal action which does not require criminal intent in which the office holder was convicted. A company may also exculpate an office holder in advance, in whole or in part, from liability for damages sustained by a breach of duty of care to the company.

        Furthermore, a company can, with one limited exception, exculpate an office holder in advance, in whole or in part, from liability for damages sustained by a breach of duty of care to the company.

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

        On November 3, 2004, we entered into a purchase agreement with Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Lehman Brothers Inc. and CIBC World Markets Corp., with respect to the issue and sale of $100.0 million aggregate principal amount of our 2.00% Senior Convertible Notes due 2024 and the grant of an option for the purchase of an additional $25.0 million aggregate principal amount of our notes, which was exercised in full on November 16, 2004.

        On November 9, 2004, we entered into an indenture with U.S. Bank National Association in connection with the issuance of our 2.00% Senior Convertible Notes due 2024. The indenture provides that the notes are senior, unsecured obligations of AudioCodes Ltd. Pursuant to the indenture, the notes accrue interest at a rate of 2.00% per annum, payable semi-annually on May 9 and November 9 of each year, with a final maturity on November 9, 2024. The indenture provides that the notes may be redeemed by us, in whole or in part, at any time after November 9, 2009, and that the holders of the notes may require us to redeem the notes on November 9, 2009, November 9, 2014 or November 9, 2019, or upon certain fundamental changes. If any notes are redeemed prior to November 9, 2009 based on certain fundamental changes, we will also be required to make a ‘make-whole’ premium payment to the redeeming note holders. Under the terms of the indenture and the notes, holders of the notes are entitled to convert the notes into our ordinary shares at a conversion rate of 53.4474 ordinary shares per $1,000 principal amount of notes, which is the equivalent to a conversion price of approximately $18.71 per share. The conversion rate is subject to adjustment in certain circumstances, such as changes in our capital structure or upon the issuance by us of share dividends or certain cash distributions.

        On November 9, 2004, we also entered into a registration rights agreement with Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Lehman Brothers Inc. and CIBC World Markets Corp., pursuant to which we agreed to file with the U.S. Securities and Exchange Commission within 150 days of November 9, 2004, a shelf registration statement covering our 2.00% Senior Convertible Notes due 2024 and shares issuable upon conversion of the notes, and to maintain the effectiveness of the registration statement until the earlier of the date on which all the shares have been resold under the registration statement, the date of expiration of the holding period under applicable law that would enable the resale of the shares without restriction or registration under applicable law, or November 16, 2006. Under the terms of the registration rights agreement, if either (i) on the day following the filing deadline, the shelf registration statement has not been filed with the SEC; (ii) on the 211th day following the earliest date of original issuance of any of the notes, the shelf registration statement is not declared effective, (iii) the registration statement ceases to be effective or fails to be usable without being succeeded within five business days by a post-effective amendment or a report filed with the SEC pursuant to the Exchange Act that cures the failure of the registration statement to be effective or usable or (iv) the prospectus has been suspended for more than 60 days (or more than 90 days in any twelve month period), then additional interest will accrue on our notes beginning on the day following such triggering event through the day on which the triggering event has been cured. The additional interest will accrue at a rate of 0.25% for the first ninety days of the triggering event, and 0.5% thereafter.

        On May 12, 2004, we acquired the outstanding shares of capital stock of Ai-Logix, Inc. See Item 4A for a summary of material terms of the Stock Purchase Agreement between us, AudioCodes Inc., Ai-Logix and AI Technologies N.V.

        On April 7, 2003, we purchased selected assets of Nortel Networks Universal Audio Server business. See Item 4A for a summary of material terms of our Asset Purchase Agreement with Nortel Networks.

        In connection with our acquisition of Nortel Networks Universal Audio Server business, we also entered into an OEM Purchase and Sale Agreement with Nortel Networks on April 28, 2003, under which we agreed to supply Nortel Networks with certain Universal Audio Server products at specified prices for a duration of at least three years.

D.	EXCHANGE CONTROLS

        Since January 1, 2003, all exchange control restrictions imposed by the State of Israel have been removed, although there are still reporting requirements for foreign currency transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time. Nonresidents of Israel who purchase our ordinary shares are able to receive any dividends thereon (and any amounts payable upon the dissolution, liquidation and winding up of our affairs) freely repatriable in non-Israeli currency, provided that Israeli income tax has been paid or withheld on such amounts (see “Item 10. Additional Information–E. Taxation–Israeli Tax Considerations–Tax on Dividends”).

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

Israeli Tax Considerations

Tax Reform in Israel

        On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No.132), 2002, or the Tax Reform, came into effect, following its enactment by the Israeli Parliament on July 24, 2002. On December 17, 2002, the Israeli Parliament approved a number of amendments to the Tax Reform, which came into effect on January 1, 2003. Other regulations and decrees relating to the Tax Reform were executed as well.

        The Tax Reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following, among other things:

—	Reduction of the tax rate levied on capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

—	Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

—	Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally under such rules, an Israeli resident who holds, directly or indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded, in which more than 50% of rights are held directly or indirectly by Israeli residents, which has undistributed profits and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend;

—	Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003, from the sale of shares of publicly traded companies (which was previously exempt from capital gains tax in Israel). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see “Capital Gains Tax Applicable to Resident and Non-Resident Shareholders” below;

—	Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors).

General Corporate Tax Structure

        Israeli companies are generally subject to corporate tax on their taxable income at a rate of 35% (in the 2004 tax year), 34% (in the 2005 tax year), 32% (in the 2006 tax year) and 30% (in and after the 2007 tax year). However in our case, the rate is currently effectively reduced, as described below.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

        Our facilities have been granted approved enterprise status pursuant to the Law for the Encouragement of Capital Investments, 1959 or the Investment Law, which provides certain tax and financial benefits to investment programs that have been granted such status.

        The Investment Law provides that a proposed capital investment in eligible facilities may be designated as an “approved enterprise.” Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, such as the equipment to be purchased and utilized pursuant to the program. The tax benefits under the Investment Law are not available for income derived from products manufactured outside of Israel.

        A company owning an approved enterprise may elect to receive either governmental grants or an alternative package of tax benefits. Under the alternative package, a company’s undistributed income derived from an approved enterprise will be exempt from corporate tax for a period of two to ten years (depending on the geographic location of the approved enterprise within Israel). The exemption commences in the first year of taxable income, and the company is taxed at a reduced corporate rate of 10% to 25% for the following five to eight years, depending on the extent of foreign shareholders’ ownership of the company’s ordinary shares. The benefits period is limited to twelve years from completion of the investment under the approved plan or fourteen years from the date of approval, whichever is earlier. A Foreign Investors Company, or FIC, defined in the Investment Law as a company of which more than 25% of its shareholders are non-Israeli residents, may enjoy benefits for a period of up to ten years, or twelve years if it complies with certain export criteria stipulated in the Investment Law (the actual length of the benefits period is graduated based on the percentage of foreign ownership).

        The tax benefits derived from any certificate of approval relate only to taxable income attributable to the specific approved enterprise. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates.

        Our production facilities have been granted the status of approved enterprise. Income arising from our approved enterprise facilities is tax-free under the alternative package of benefits described above and entitled to reduced tax rates based on the level of foreign ownership for specified periods. We have derived, and expect to continue to derive, a substantial portion of our operating income from our approved enterprise facilities. The tax benefits attributable to our current approved enterprises are scheduled to expire gradually from 2007 to 2014.

        Distribution of earnings derived from approved enterprise which were previously taxed at reduced tax rates, would not result in additional tax consequences to us. However, if retained tax-exempt income is distributed in a manner, we would be taxed at the reduced corporate tax rate applicable to such profits (between 10%-25%). We are not obliged to distribute exempt retained earnings under the alternative package of benefits, and may generally decide from which source of income to declare dividends. We currently intend to reinvest the amount of our tax-exempt income and not to distribute such income as a dividend. Dividends from approved enterprises are generally taxed at a rate of 15% (which is withheld and paid by the company paying the dividend) if such dividend is distributed during the benefits period or within twelve years thereafter. The twelve-year limitation does not apply to an FIC.

        Future approved enterprises will be reviewed separately, and the decisions whether to approve or reject a designation as an approved enterprise will be based, among other things, on the criteria set forth in the Investment Law and related regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the company. Accordingly, there can be no assurance that any new investment programs will be approved as approved enterprises. In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of conditions stipulated in the Investment Law and related regulations and the criteria set forth in the specific certificate of approval. In the event that a company does not meet these conditions, it will be subject to corporate tax at the rate then in effect under Israeli law for such tax year. As of December 31, 2004, management believes that we meet all of the aforementioned conditions. A comprehensive amendment of the Investment Law has recently been approved by the Knesset. The amendment imposes additional eligibility criteria for approved enterprise benefits. The amendment also offers additional forms of alternative benefits. We do not believe that the amendment would have a material effect on us.

Law for the Encouragement of Industrial Research and Development, 1984

        Under the Law for the Encouragement of Industrial Research and Development, 1984 and the related regulations, or the Research Law, research, development and pre-manufacturing programs that meet specified criteria and are approved by a governmental committee (the Research Committee) of the Office of Chief Scientist (OCS) are eligible for grants of up to 50% of the expenditures on the program. Each application to the OCS is reviewed separately, and grants are based on the program approved by the Research Committee. Expenditures supported under other incentive programs of the State of Israel are not eligible for OCS grants. As a result, we cannot be sure that applications to the OCS will be approved or, if approved, that we will receive the amounts for which we apply.

        Recipients of these grants are required to pay royalties on the revenues derived from the sale of product developed in accordance with the program. The royalties are payable at the rate of 3% of revenues during the first three years, 4% of revenues during the following three years, and 5% of revenues in the seventh year and thereafter, with the total royalties not to exceed 100% of the dollar value of the OCS grant.

        The terms of the Israeli government participation require that products developed with OCS grants must generally be manufactured in Israel. If we receive OCS approval for any portion of this manufacturing to be performed outside of Israel, the royalty rate would be increased and the repayment schedule would be accelerated, based on the extent of the manufacturing conducted outside of Israel. Depending upon the extent of the manufacturing volume that is performed outside of Israel, the ceiling on royalties would increase to 120%, 150% or 300% of the grant. Under an amendment to the Research Law effective June 7, 2005, the authority of the Research Committee to approve the transfer of manufacture outside of Israel was expanded.

        The technology developed pursuant to the terms of these grants may not be transferred to third parties without the prior approval of the Research Committee. This approval is required only for the export of the technology, and not for the export of any products that incorporate the sponsored technology. Approval of the transfer of technology may be granted only if the recipient agrees to abide by all the provisions of the Research Law, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. The amendment to the Research Law effective June 7, 2005 granted authority to the Research Committee to approve the transfer of sponsored technology outside of Israel, subject to various conditions.

        We have received grants from the OCS, and therefore we are subject to various restrictions under the Research Law on the transfer of technology or manufacturing. These restrictions do not terminate upon the full payment of royalties.

        In order to meet specified conditions in connection with the grants and programs of the OCS, we have made representations to the Government of Israel about our Israeli operations. From time to time the conduct of our Israeli operations has deviated from our representations. If we fail to meet the conditions to grants, including the maintenance of a material presence in Israel, or if there is any material deviation from the representations made by us to the Israeli government, we could be required to refund the grants previously received (together with an adjustment based on the Israeli consumer price index and an interest factor) and would likely be ineligible to receive OCS grants in the future.

Tax Benefits Under the Law for the Encouragement of Industry (Taxation), 1969

        According to the Law for the Encouragement of Industry (Taxation), 1969, or the Industry Encouragement Law, an “industrial company” is a company resident in Israel, that at least 90% of its income, in any tax year (determined in Israeli currency, exclusive of income from certain government loans, capital gains, interest and dividends) is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity. We currently believe that we qualify as an industrial company within the definition of the Industry Encouragement Law. Under the Industry Encouragement Law, industrial companies are entitled to the following preferred corporate tax benefits:

—	deduction of purchases of know-how and patents over an eight-year period for tax purposes;

—	the right to elect, under specified conditions, to file a consolidated tax return with related Israeli industrial companies; and

—	accelerated depreciation rates on equipment and buildings.

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

Stamp Tax

        Under Israel’s Stamp Tax on Documents Law, certain documents are subject to stamp tax. Recently promulgated regulations provide for a gradual phase-out of the stamp tax by 2008. In 2004, however, the tax authorities began an enforcement campaign involving extensive audits of companies’ compliance with the stamp tax obligation with respect to all agreements that had been signed since June 2003. We have recently received from the tax authorities a request for a list of all agreements signed since June 2003.

         We have received legal advice that there are a variety of defenses relating to the obligation to pay stamp tax or to the amount to be paid. In addition, the Israeli Forum of CFOs has filed a petition with the Israeli Supreme Court against enforcement of the law, and this petition is currently pending. If the Forum of CFOs’ petition is rejected and the tax authorities do not accept our defenses, we may be liable to pay stamp tax with respect to the period beginning June 1, 2003. Our management believes that applicable provision in the financial statements as of December 31, 2004, is adequate to cover probable costs arising from this matter.

Special Provisions Relating to Measurement of Taxable Income

        Until December 31, 2002, we measured our taxable income in accordance with the Income Tax Law (Inflationary Adjustments), 1985 or the Inflationary Adjustments Law, which represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Since January 1, 2003, we elected to measure our taxable income based on the changes in the exchange rate of the U.S. dollar rather than on the basis of inflation, based on our status as an FIC.

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

        On January 1, 2003, the Tax Reform came into effect thus imposing capital gains tax at a rate of 15% on gains derived on or after January 1, 2003 from the sale of shares in Israeli companies:

—	publicly traded on The Tel Aviv Stock Exchange, or the TASE;
—	publicly traded on Nasdaq or a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel; or
—	companies dually traded on both the TASE and on Nasdaq or a recognized stock exchange or a regulated market outside of Israel.

        This tax rate does not apply to the sale of shares:

—	to a relative (as defined in the tax reform);
—	by dealers in securities;
—	by shareholders that report in accordance with the Inflationary Adjustments Law; or
—	by shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement).

        This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares.

        Regulations adopted in connection with the Tax Reform deal with the taxation of the gain on securities acquired prior to the effectiveness of the Tax Reform and sold subsequent to the effectiveness of the Tax Reform (allocation of the gain as between the exempt period and the taxable period).

        Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, provided such gains do not derive from a permanent establishment of such shareholders in Israel. Non-Israeli residents are also exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to the exemption with respect to gains derived from the sale of shares of Israeli companies publicly traded on the TASE, if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

        In some instances where our shareholders may be subject to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

United States-Israel Tax Treaty

        Pursuant to the Convention Between the Government of the United States of America and the Government of Israel with respect to Taxes on Income, as amended, or the United States-Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who holds the ordinary shares as a capital asset and who qualifies as a resident of the United States within the meaning of the United States- Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the United States-Israel Tax Treaty, or a Treaty United States Resident, generally will not be subject to the Israeli capital gains tax unless such Treaty United States Resident holds, directly or indirectly, shares representing 10% or more of the voting power of our company during any part of the twelve-month period preceding such sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of shares by a Treaty United States Resident who holds, directly or indirectly, shares representing 10% or more of the voting power of our company at any time during such preceding twelve-month period would be subject to such Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, such Treaty United States Resident would be permitted to claim a credit for such taxes against the United States federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in United States laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to state or local taxes.

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

United States Tax Considerations

United States Federal Income Taxes

        The following summary describes the material U.S. federal income tax consequences to “U.S. holders” (as defined below) arising from the purchase, ownership and disposition of our ordinary shares. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, or the “Code,” the final, temporary and proposed U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. For purposes of this summary, a “U.S. holder” will be deemed to refer only to any of the following holders of our ordinary shares:

—	an individual who is either a U.S. citizen or a resident of the U.S. for U.S. federal income tax purposes;

—	a corporation (or an entity taxable as a corporation) created or organized under the laws of the U.S. or any political subdivision thereof;

—	an estate, the income of which is subject to U.S. federal income tax regardless of the source of its income; and

—	a trust, if either (a) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all the substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        This summary does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. holders by reason of their particular circumstances, including potential application of the alternative minimum tax, or any aspect of state, local or non-U.S. federal tax laws. In addition, this summary is directed only to U.S. holders that hold our ordinary shares as capital assets and does not address the considerations that may be applicable to particular classes of U.S. holders, including financial institutions, insurance companies, broker-dealers, tax-exempt organizations, holders whose functional currency is not the U.S. dollar, holders of our ordinary shares as part of a “straddle,” “hedge” or “conversion transaction,” holders, directly, indirectly or through attribution, of 10% or more of our outstanding ordinary shares and persons who own our ordinary shares through a partnership or other pass-through entity.

        Each U.S. holder should consult with its own tax advisor as to the particular tax consequences to it of the purchase, ownership and sale of our ordinary shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Distributions With Respect to Our Ordinary Shares

        The amount of a distribution with respect to our ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any Israeli taxes withheld, as described below under “Israeli Tax Considerations – Tax on Dividends.” Other than distributors in liquidation and distributions in redemption of stock that are treated as exchanges, a distribution paid by us with respect to our ordinary shares to a U.S. holder generally will be treated as a dividend to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution that exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis in its ordinary shares, and then generally as capital gain. Currently, an individual U.S. holder’s “qualified dividend income” is subject to tax at a reduced rate of 15%. For this purpose, “qualified dividend income” generally includes dividends paid by a foreign corporation if either (a) the stock of such corporation with respect to which the dividends are paid is readily tradable on an established securities market in the U.S., including the Nasdaq National Market, or (b) such corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The U.S. Secretary of the Treasury has indicated that the income tax treaty between the U.S. and Israel is satisfactory for this purpose. Dividends paid by a foreign corporation will not qualify for the 15% U.S. federal income tax rate, however, if such corporation is treated, for the tax year in which the dividends are paid or the preceding tax year, as a “foreign investment company,” a “foreign personal holding company” or a “passive foreign investment company” for U.S. federal income tax purposes. Based on the nature of our operations and the ownership of our ordinary shares, we do not believe that we would be treated as either a “foreign investment company” or a “foreign personal holding company,” and as discussed in more detail below under “Passive Foreign Investment Company Status,” we do not currently believe that we would be classified as a “passive foreign investment company” for U.S. federal income tax purposes. Accordingly, dividend distributions with respect to our ordinary shares should be treated as “qualified dividend income” and, subject to U.S. holders’ satisfaction of certain holding period requirements, should be eligible for the reduced 15% U.S. federal income tax rate. Corporate holders of our ordinary shares generally will not be allowed a deduction for dividends received on our ordinary shares.

        A dividend paid by us in NIS will be included in the income of U.S. holders at the dollar amount of the dividend, based on the “spot rate” of exchange in effect on the date the distribution is includable in the U.S. holders’ income, regardless of whether the payment is in fact converted into dollars. The “spot rate” generally refers to a rate that reflects a fair market rate of exchange available to the public for currency under a “spot contract” in a free market and involving representative amounts. A “spot contract” is a contract to buy or sell a currency no more than two business days following the date of the execution of the contract. If a spot rate cannot be demonstrated, the U.S. Internal Revenue Service has the authority to determine the spot rate. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss on NIS arising from exchange rate fluctuations during the period from the date a U.S. holder includes the dividend payment in income to the date such U.S. holder converts the payment to dollars will be taxable as ordinary income or loss and will be U.S.-source income or loss for U.S. foreign tax credit purposes.

        Dividend income derived with respect to our ordinary shares will constitute “portfolio income” for purposes of the limitation on the use of passive activity losses and, therefore, generally may not be offset by passive activity losses, and generally will be treated as “investment income” for purposes of the limitation on the deduction of investment interest expense. Dividends paid by us generally will be foreign-source passive income for U.S. foreign tax credit purposes or, in the case of a U.S. holder that is a financial services entity, financial services income. Subject to certain limitations, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability any Israeli income tax withheld from dividends received on our ordinary shares. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld. In addition, special rules may apply to the computation of foreign tax credits relating to qualified dividend income. The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign income taxes, the availability of deductions is complex and involves the application of rules that depend on a U.S. holder’s particular circumstances. U.S. holders are urged to consult their own tax advisors regarding the availability to them of foreign tax credits or deductions in respect of any Israeli tax withheld or paid.

Disposition of Our Ordinary Shares

        Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. holder’s sale or exchange of our ordinary shares generally will result in the recognition by such U.S. holder of capital gain or loss in an amount equal to the difference between the United States dollar value of the amount realized and the U.S. holder’s tax basis in the ordinary shares sold. This gain or loss will be long-term capital gain or loss if the ordinary shares sold have been held for more than one year at the time of the sale or exchange. If the U.S. holder’s holding period on the date of the sale or exchange is one year or less, such gain or loss will be a short-term capital gain or loss. Individual U.S. holders currently are subject to a maximum tax rate of 15% on long-term capital gains for tax years beginning on or before December 31, 2008. Short-term capital gains generally are taxed at the same rates applicable to ordinary income. See “Israeli Tax Considerations – Capital Gains Tax Applicable to Resident and Non-Resident Shareholders” for a discussion of taxation by Israel of capital gains realized on sales of capital assets. Any capital loss realized upon the sale, exchange or other disposition of our ordinary shares generally will be deductible only against capital gains and not against ordinary income, except that in the case of non-corporate U.S. holders, a capital loss is deductible in any year to the extent of capital gains plus ordinary income up to $3,000. In general, any capital gain recognized by a U.S. holder upon the sale or exchange of our ordinary shares will be treated as U.S.-source income for U.S. foreign tax credit purposes. Under the tax treaty between the United States and Israel, gain derived from the sale, exchange or other disposition of ordinary shares by a holder who is a resident of the United States for purposes of the treaty and who sells the ordinary shares within Israel may be treated as foreign-source income for U.S. foreign tax credit purposes.

        A U.S. holder’s tax basis in its ordinary shares generally will be equal to the purchase price paid therefor by such U.S. holder. The holding period of each ordinary share owned by a U.S. holder will begin on the day following the date of the U.S. holder’s purchase of such ordinary share and will include the day on which the ordinary share is sold by such U.S. holder.

        In the case of a U.S. holder who uses the cash basis method of accounting and who receives NIS in connection with the sale or taxable disposition of ordinary shares, the amount realized will be based on the spot rate as determined on the settlement date of such exchange. If such U.S. holder subsequently converts NIS into dollars at a conversion rate other than the spot rate in effect on the settlement date, he, she or it may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. A U.S. holder who uses the accrual method of accounting may elect the same treatment required of cash basis taxpayers with respect to a sale or taxable disposition of ordinary shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the U.S. Internal Revenue Service. If an accrual basis U.S. holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. holder may be deemed to have realized an immediate foreign currency gain or loss for U.S. federal income tax purposes because of differences between the dollar value of the NIS on the date of sale or other taxable disposition and on the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. holder on the sale or taxable disposition of ordinary shares.

Passive Foreign Investment Company Status

        Generally, a foreign corporation is treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any tax year if, in such tax year, either (i) 75% or more of its gross income, including its pro rata share of the gross income of any company in which it is considered to own 25% or more of the shares by value, is passive in nature (the “Income Test”), or (ii) the average percentage of its assets during such tax year, including its pro rata share of the assets of any company in which it is considered to own 25% or more of the shares by value, which produce, or are held for the production of, passive income (determined by averaging the percentage of the fair market value of its total assets which are passive assets as of the end of each quarter of such year) is 50% or more (the “Asset Test”).

        Based on the composition of our gross income and the composition and value of our gross assets during 2004, we do not believe that we were a PFIC in 2004, although it is possible that we would have been classified as a PFIC under the Asset Test in 2001, 2002 and 2003 principally because a significant portion of our assets continued to consist of the cash raised in connection with the two public offerings of our ordinary shares in 1999, and the public market value of our ordinary shares declined significantly during 2001, 2002 and the first half of 2003. The tests for determining whether we are a PFIC for any tax year are applied annually, and it is difficult to make accurate predictions regarding the composition of our future income and assets, the factors which are relevant to this determination. In addition, there is no definitive method prescribed in the Code, United States Treasury Regulations or administrative or judicial interpretations thereof for determining the value of a foreign corporation’s assets for purposes of the Asset Test. While the legislative history of the United States Taxpayer Relief Act of 1997 indicates that “the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities,” there remains substantial uncertainty regarding the valuation of a publicly-traded foreign corporation’s assets for purposes of the Asset Test. Moreover, certain factors relevant to the PFIC determination, such as declines in the market value of our stock, are not within our control and can cause us to become a PFIC if, for example, we do not apply the net proceeds realized from our sale of notes in November 2004 to the acquisition of assets which generate active income. Accordingly, there can be no assurance that we will not be deemed a PFIC for 2004 or any future tax year.

        In view of the uncertainty regarding our use of the net proceeds realized from our sale of notes in November 2004, the valuation of our assets for purposes of the Asset Test and the complexity of the issues regarding our treatment as a PFIC, U.S. holders are urged to consult their own tax advisors for guidance as to our status as a PFIC. For those U.S. holders who determine that we were a PFIC in 2004 or are a PFIC in any subsequent tax year and notify us in writing of their request for the information required in order to effectuate the QEF Election described below, we will promptly make such information available to them.

        If we are treated as a PFIC for U.S. federal income tax purposes for any year during a U.S. holder’s holding period of our ordinary shares and the U.S. holder does not make a QEF Election or a “mark-to-market” election (both as described below):

—	"Excess distributions" by us to a U.S. holder would be taxed in a special way. "Excess distributions" with respect to any U.S. holder are amounts received by such U.S. holder with respect to our ordinary shares in any tax year that exceed 125% of the average distributions received by such U.S. holder from us during the shorter of (i) the three previous years, or (ii) such U.S. holder's holding period of our ordinary shares before the then-current tax year. Excess distributions must be allocated ratably to each day that a U.S. holder has held our ordinary shares. A U.S. holder must include amounts allocated to the current tax year in its gross income as ordinary income for that year. A U.S. holder must pay tax on amounts allocated to each prior tax year in which we were a PFIC at the highest rate in effect for such prior year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax.

—	The entire amount of any gain realized by a U.S. holder upon the sale or other disposition of our ordinary shares also would be treated as an excess distribution subject to tax as described above.

—	The tax basis in ordinary shares acquired from a decedent who was a U.S. holder would not receive a step-up to fair market value as of the date of the decedent’s death but would instead be equal to the decedent’s basis, if lower.

        Although we generally will be treated as a PFIC as to any U.S. holder if we are a PFIC for any year during the U.S. holder’s holding period, if we cease to satisfy the requirements for PFIC classification, the U.S. holder may avoid the consequences of PFIC classification for subsequent years by electing to recognize gain based on the unrealized appreciation in the notes or ordinary shares through the close of the tax year in which we cease to be a PFIC. Additionally, if we are treated as a PFIC, a U.S. holder who acquires ordinary shares from a decedent would be denied the normally available step-up in tax basis for these ordinary shares to fair market value at the date of death and instead would have a tax basis equal to the decedent’s tax basis.

        A U.S. holder who beneficially owns shares of a PFIC must file Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with the IRS for each tax year in which the U.S. holder holds shares in a PFIC. This form describes any distributions received with respect to these shares and any gain realized upon the disposition of these shares.

        For any tax year in which we are treated as a PFIC, a U.S. holder may elect to treat its ordinary shares as an interest in a qualified electing fund (a “QEF Election”), in which case, the U.S. holder would be required to include in income currently such U.S. holder’s proportionate share of our earnings and profits in years in which we are a PFIC regardless of whether distributions of our earnings and profits are actually distributed to the U.S. holder. Any gain subsequently recognized upon the sale or other disposition by the U.S. holder of the ordinary shares, however, generally would be taxed as capital gain and the denial of the basis step-up at death described above would not apply.

        A U.S. holder may make a QEF Election with respect to a PFIC for any tax year of the U.S. holder. A QEF Election is effective for the year in which the election is made and all subsequent tax years of the U.S. holder. Procedures exist for both retroactive elections and the filing of protective statements. An additional election is available to defer the payment of taxes that may result from a QEF Election, although interest must be paid on any deferred taxes. A U.S. holder making the QEF Election must make the election on or before the due date, as extended, for the filing of the U.S. holder’s income tax return for the first tax year to which the election will apply. A U.S. holder must make a QEF Election by completing Form 8621 and attaching it to its U.S. federal income tax return, and must satisfy additional filing requirements each year the election remains in effect.

        As an alternative to a QEF Election, a U.S. holder generally may elect to mark its ordinary shares to market annually, recognizing ordinary income or loss (subject to certain limitations) equal to the difference, as of the close of the taxable year, between the fair market value of the ordinary shares and their adjusted tax basis. Losses would be allowed only to the extent of net mark-to-market gain accrued under the election. If a mark-to-market election with respect to ordinary shares is in effect on the date of a U.S. holder’s death, the normally available step-up in tax basis to fair market value will not be available. Rather, the tax basis of the ordinary shares in the hands of a U.S. holder who acquired them from a decedent will be the lesser of the decedent’s tax basis or the fair market value of the ordinary shares. Once made, a mark-to-market election generally continues, unless revoked with the consent of the IRS.

        The implementation of many aspects of the Code’s PFIC rules requires the issuance of regulations which in many instances have yet to be promulgated and which may have retroactive effect. We cannot be sure that any of these regulations will be promulgated or, if so, what form they will take or what effect they will have on the foregoing discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. holders should consult their own tax advisors regarding our status as a PFIC and the eligibility, manner and advisability of making a QEF Election or a mark-to-market election.

Information Reporting And Backup Withholding

        Any dividends paid on our ordinary shares to U.S. holders may be subject to U.S. federal tax information reporting requirements and the U.S. backup withholding tax (the backup withholding rate currently is 28%). In addition, the proceeds of a U.S. holder’s sale of ordinary shares may be subject to tax information reporting and the U.S. backup withholding tax. Backup withholding will not apply if the U.S. holder (i) is a corporation or other exempt recipient, and demonstrates the fact when so required, or (ii) the U.S. holder provides a U.S. taxpayer identification number, certifies as to no loss of exemption from backup withholding and complies with any other applicable backup withholding requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is furnished to the U.S. Internal Revenue Service.

        The foregoing discussion of certain U.S. federal income tax considerations is for general information only and is not tax advice. Accordingly, each U.S. holder should consult with his, her or its own tax adviser regarding U.S. federal, state, local and non-U.S. income and other tax consequences of the acquisition, ownership and disposition of ordinary shares.

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

        At December 31, 2004, we did not own any market risk sensitive instruments. We have contracted several long-term structured note deals that are sensitive to changes in interest rates. Due to the nature of our long-term investment, we do not believe that there is any material market risk exposure. Therefore, no quantitative tabular disclosures are required. However, we may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if management determines that it is necessary to offset these risks. See “Item 3. Key Information–D. Risk Factors–Risks Relating to Operations in Israel.”

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

        During the year ended December 31, 2004, we recognized net income of $87,000 related to the forward contracts hedging salary payments. At December 31, 2004, we expected to reclassify $353,000 of net profit on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15.	CONTROLS AND PROCEDURES

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

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

        Our Board of Directors has determined that Joseph Tenne is an “audit committee financial expert” as defined in Item 16A of Form 20-F.

ITEM 16B.	CODE OF ETHICS

        In 2004, we adopted a Code of Conduct and Business Ethics that applies to our chief executive officer, chief financial officer and other senior financial officers. This Code has been posted on our website, www.audiocodes.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has served as our independent public accountants for each of the years in the three-year period ended December 31, 2004. The following table presents the aggregate fees for professional audit services and other services rendered by Kost Forer Gabbay & Kasierer in 2003 and 2004.

	Year ended December 31, (Amounts in thousands)
	2003	2004

Audit Fees	52.5	80
Audit Related Fees	7.6	230
Tax Fees	82.3	53
All Other Fees	-	-

Total	142.4	363

        Audit Fees consist of fees billed for the annual audit of the company’s consolidated financial statements and the statutory financial statements of the company. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision of consents and the review of documents filed with the SEC.

        Audit Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the company’s financial statements and include operational effectiveness of systems. They also include fees billed for other services in connection with merger and acquisition due diligence, as well as our offering of convertible notes and our filing of a registration statement on Form F-3 with respect to the convertible notes.

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

        During 2004, no services provided to AudioCodes by Kost Forer Gabbay & Kasierer were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

        The following consolidated financial statements and related auditors’ reports are filed as part of this Annual Report.

Report of Independent Auditors	F - 2
Consolidated Balance Sheets	F - 3
Consolidated Statements of Operations	F - 4
Statements of Changes in Shareholders' Equity	F - 5
Consolidated Statements of Cash Flows	F - 6 - F - 7
Notes to Consolidated Financial Statements	F - 8 - F - 33

Schedule II
SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS AT DECEMBER 31, 2004
(in thousands)

Description	Balance at Beginning of Period	Provision for doubtful accounts	Write-off of previously provided accounts	Ai-Logix acquisition	Balance at end of period
Year ended December 31, 2002:
Allowance for doubtful accounts	1,233	71	(173)	-	1,131
Year ended December 31, 2003:
Allowance for doubtful accounts	1,131	293	(975)	-	449
Year ended December 31, 2004:
Allowance for doubtful accounts	449	187	(7)	56	685

Other schedules are omitted because they are not required or the required information is shown in the financial statements or notes thereto.

ITEM 19.	EXHIBITS

        The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit

1.1	Memorandum of Association of Registrant.*†

1.2	Articles of Association of Registrant, as amended.**

2.1	Indenture, dated November 9, 2004, between AudioCodes Ltd. and U.S. Bank National Association, as Trustee, with respect to the 2.))% Senior Convertible Notes due 2024.****

4.1	AudioCodes Ltd. 1997 Key Employee Option Plan (C).*

4.2	AudioCodes Ltd. 1997 Key Employee Option Plan, Qualified Stock Option Plan--U.S. Employees (D).*

4.3	Founder's Agreement between Shabtai Adlersberg and Leon Bialik, dated January 1, 1993.*†

4.4	Share Purchase Agreement by and among AudioCodes Ltd., The Israel Private Equity Fund L.P., DS Polaris Ltd., Chase Capital Partners L.P. and Additional Investors, dated as of June 22, 1997.*

4.5	Investment Agreement between AudioCodes Ltd. and DSP Semiconductor, Inc., dated April 5, 1993.*

4.6	Investment Agreement between AudioCodes Ltd. and DSP Group, Inc., dated June 16, 1994.*

4.7	License Agreement between AudioCodes Ltd. and DSP Group, Inc., dated as of May 6, 1999.*†

4.8	Lease Agreement between AudioCodes Inc. and Spieker Properties, L.P., dated January 26, 2000.**

4.9	Agreement between AudioCodes Ltd. and DSP Group, Inc. dated as of May 6, 1999.*

4.10	OEM Purchase Agreement between AudioCodes Ltd. and Clarent Corporation, dated as of December 1, 1998.*

Exhibit No.	Exhibit

4.11	Shareholders Agreement by and among DSP Group, Inc., Shabtai Adlersberg, Leon Bialik, Genesis Partners I, L.P., Genesis Partners I (Cayman) L.P., Polaris Fund II (Tax Exempt Investors) L.L.C., Polaris Fund II L.L.C., Polaris Fund II L.P., DS Polaris Trust Company (Foreign Residents) (1997) Ltd., DS Polaris Ltd., Dovrat, Shrem Trust Company (Foreign Funds) Ltd., Dovrat Shrem-Skies 92 Fund L.P. and Chase Equity Securities CEA, dated as of May 6, 1999.*

4.12	Agreement between AudioCodes Ltd. and DSP Group, Inc. and France Telecom and Universite de Sherbrooke, dated March 3, 1995.*

4.13	AudioCodes Ltd. 1997 Key Employee Option Plan (D).*

4.14	AudioCodes Ltd. 1997 Key Employee Option Plan (E).*

4.15	AudioCodes Ltd. 1999 Key Employee Option Plan (F), as amended.***

4.16	AudioCodes Ltd. 1997 Key Employee Option Plan, Qualified Stock Option Plan – U.S. Employees (E).*

4.17	AudioCodes Ltd. 1999 Key Employee Option Plan, Qualified Stock Option Plan – U.S. Employees (F).***

4.18	AudioCodes Ltd. 2001 Employee Stock Purchase Plan--Global Non U.S.§

4.19	AudioCodes Ltd. 2001 U.S. Employee Stock Purchase Plan.§

4.20	Lease Agreement between AudioCodes Ltd. And Gev-Yam Maman Nechasim BeLod Ltd., effective as of December 1, 2000.**†

4.21	Lease Agreement between AudioCodes Ltd. and Nortel Networks (Marketing and Sales) Israel Ltd., effective as of December 31, 2002.**††

4.22	Sublease Agreement between Ai-Logix, Inc. and Continental Resources, Inc., dated December 30, 2003.§§

4.23	Stock Purchase Agreement by and among AudioCodes Ltd., AudioCodes Inc., Ai-Logix, Inc.and AI Technologies N.V, dated as of May 12, 2004. §§.

4.24	OEM Purchase and Sale Agreement No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of April 28, 2003 *****§§

4.25	Amendment No. 1 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of May 1, 2003 ***** §§.

Exhibit No.	Exhibit

4.26	Purchase and Sale Agreement by and among Nortel Networks, Ltd., AudioCodes Inc. and AudioCodes Ltd., dated as of April 7, 2003. §§

4.27	Purchase Agreement, dated as of November 9, 2004, between AudioCodes Ltd. and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Lehman Brothers Inc., as representatives of the initial purchasers of AudioCodes' 2.00% Senior Convertible Notes due 2024.****

4.28	Registration Rights Agreement, dated as of November 9, 2004, between AudioCodes Ltd. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Lehman Brothers Inc. and CIBC World Markets Corp.****

4.29	Amendment No. 2 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of January 1, 2005 §§§

4.30	Amendment No. 3 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of February 15, 2005

4.31	Amendment No. 5 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of January 1, 2005 §§§

4.32	Amendment No. 6 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of April 1, 2005

4.33	Lease Agreement between AudioCodes Inc. and CA-Gateway Office Limited Partnership, effective as of December , 2004.

8.1	Subsidiaries of the Registrant.

12.1	Certification of Shabtai Adlersberg, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Nachum Falek, Vice President and Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

*	Incorporated herein by reference to Registrant's Registration Statement on Form F-1 (File No. 333-10352) .

†	Hebrew original and English summary of Hebrew original.

††	English summary of Hebrew original.

‡	Incorporated herein by reference to Registrant's Registration Statement on Form S-8 (File No. 333-13268) .

§	Incorporated herein by reference to Registrant's Registration Statement on Form S-8 (File No. 333-13378) .

**	Incorporated herein by reference to Registrant's Form 20-F for the fiscal year ended December 31, 2000.

***	Incorporated herein by reference to Registrant's Form 20-F for the fiscal year ended December 31, 2002.

****	Incorporated by reference herein to Registrant's Registration Statement on Form F-3 (File No. 333-123859).

*****	Confidential treatment has been granted for certain portions of the indicated document. The confidential portions have been omitted and filed separately with the Securities and Exchange Commission as required by Rule 24b-2 promulgated under the Securities Exchange Act of 1934.

§§	Incorporated herein by reference to Registrant's Form 20-F for the fiscal year ended December 31, 2003.

§§§	A request for confidentiality has been filed for certain portions of the indicated document. Confidential portions have been omitted and filed separately with the Securities and Exchange Commission as required by Rule 24b-2 promulgated under the Securities Exchange Act of 1934.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

AUDIOCODES LTD. BY: /S/ NACHUM FALEK —————————————— Nachum Falek Vice President Finance and Chief Financial Officer

Date: June 2, 2005

EXHIBIT INDEX

Exhibit No.	Exhibit

4.29	Amendment No. 2 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of January 1, 2005 *

4.30	Amendment No. 3 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of February 15, 2005

4.31	Amendment No. 5 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of January 1, 2005 *

4.32	Amendment No. 6 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of April 1, 2005

4.33	Lease Agreement between AudioCodes Inc. and CA-Gateway Office Limited Partnership, effective as of December 29, 2004.

8.1	Subsidiaries of the Registrant.

12.1	Certification of Shabtai Adlersberg, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Nachum Falek, Vice President and Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of Kost Forer and Gabbay & Kasierer, a member of Ernst & Young Global.

*    A request for confidentiality has been filed for certain portions of the indicated document. Confidential portions have been omitted and filed separately with the Securities and Exchange Commission as required by Rule 24b-2 promulgated under the Securities Exchange Act of 1934.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

IN U.S. DOLLARS

- - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

AUDIOCODES LTD.

          We have audited the accompanying consolidated balance sheets of AudioCodes Ltd. (“the Company”) and its subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the index at Item 2. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

           In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2004, and the related consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

          Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
January 24, 2005	A Member of Ernst & Young Global

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and par value data

	December 31,

	2003	2004

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$48,898	$166,832
Trade receivables (net of allowance for doubtful accounts of $449 and $685 as of December 31, 2003 and 2004, respectively)	7,717	14,470
Other receivables and prepaid expenses	2,972	4,608
Inventories	4,667	10,059

Total current assets	64,254	195,969

LONG-TERM INVESTMENTS:
Long-term bank deposits and structured notes	50,270	50,195
Investment in an affiliated company	491	487
Severance pay funds	3,618	4,538

Total long-term investments	54,379	55,220

PROPERTY AND EQUIPMENT, NET	4,564	6,694

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	1,013	5,127

GOODWILL	4,320	9,135

Total assets	$128,530	$272,145

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$4,197	$6,541
Other payables and accrued expenses	13,825	17,981

Total current liabilities	18,022	24,522

ACCRUED SEVERANCE PAY	3,990	4,978

SENIOR CONVERIBLE NOTES	-	120,660

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY:
Share capital -
Ordinary shares of NIS 0.01 par value:
Authorized - 100,000,000 as of December 31, 2003 and 2004;
Issued - 41,727,734 shares as of December 31, 2003 and 43,808,132 shares as of December 31, 2004; Outstanding - 37,785,595 shares as of December 31, 2003 and 39,865,993 shares as of December 31, 2004	121	126
Additional paid-in capital	116,518	126,700
Treasury stock	(11,320)	(11,320)
Deferred stock compensation	(174)	(108)
Accumulated other comprehensive income	145	353
Retained earnings	1,228	6,234

Total shareholders’ equity	106,518	121,985

Total liabilities and shareholders’ equity	$128,530	$272,145

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,

	2002	2003	2004

Revenues	$27,189	$44,228	$82,756
Cost of revenues	13,006	20,037	34,375

Gross profit	14,183	24,191	48,381

Operating expenses:
Research and development, net	13,022	15,476	20,009
Selling and marketing	14,288	14,537	19,891
General and administrative	3,353	4,066	4,851

Total operating expenses	30,663	34,079	44,751

Operating income (loss)	(16,480)	(9,888)	3,630
Financial income, net	2,623	1,883	2,165
Equity in losses of an affiliated company	300	429	516

Income (loss) before taxes on income	(14,157)	(8,434)	5,279
Taxes on income	-	-	273

Net income (loss)	$(14,157)	$(8,434)	$5,006

Basic net earnings (loss) per share	$(0.37)	$(0.22)	$0.13

Diluted net earnings (loss) per share	$(0.37)	$(0.22)	$0.12

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Treasury stock	Deferred stock compensation	Accumulated other comprehensive income	Retained earnings	Total comprehensive income (loss)	Total shareholders’ equity

Balance as of January 1, 2002	$120	$113,878	$(6,401)	$(161)	$-	$23,819		$131,255

Purchase of treasury stock	-	-	(4,704)	-	-	-		(4,704)
Issuance of shares upon exercise of options, warrants and employee stock purchase plan	*) -	757	-	-	-	-		757
Amortization of deferred stock compensation	-	-	-	161	-	-		161
Comprehensive loss, net:
Unrealized gain on forward contracts, net	-	-	-	-	72	-	$72	72
Net loss	-	-	-	-	-	(14,157)	(14,157)	(14,157)

Total comprehensive loss, net							$(14,085)

Balance as of December 31, 2002	120	114,635	(11,105)	-	72	9,662		113,384

Purchase of treasury stock	-	-	(215)	-	-	-		(215)
Issuance of shares upon exercise of options, warrants and employee stock purchase plan	1	1,659	-	-	-	-		1,660
Deferred stock compensation	-	224	-	(224)	-	-		-
Amortization of deferred stock compensation	-	-	-	50	-	-		50
Comprehensive loss, net:
Unrealized gain on forward contracts, net	-	-	-	-	73	-	$73	73
Net loss	-	-	-	-	-	(8,434)	(8,434)	(8,434)

Total comprehensive loss, net							$(8,361)

Balance as of December 31, 2003	121	116,518	(11,320)	(174)	145	1,228		106,518

Issuance of shares upon exercise of options and employee stock purchase plan	5	10,182	-	-	-	-		10,187
Amortization of deferred stock compensation	-	-	-	66	-	-		66
Comprehensive income, net:
Unrealized gain on forward contracts, net	-	-	-	-	208	-	$208	208
Net income	-	-	-	-	-	5,006	5,006	5,006

Total comprehensive income, net							$5,214

Balance as of December 31, 2004	$126	$126,700	$(11,320)	$(108)	$353	$6,234		$121,985

*) Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2002	2003	2004

Cash flows from operating activities:
Net income (loss)	$(14,157)	$(8,434)	$5,006
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,073	3,040	2,979
Equity in losses of an affiliated company	300	429	516
Increase (decrease) in accrued severance pay, net	(89)	20	68
Amortization of deferred stock compensation	161	50	66
Amortization of senior convertible notes discount and deferred charges	-	-	28
Decrease (increase) in accrued interest on short-term and long-term bank deposits and structured notes	1,305	(270)	75
Increase in trade receivables, net	(1,006)	(3,274)	(4,907)
Increase in other receivables and prepaid expenses	(740)	(940)	(1,248)
Decrease (increase) in inventories	1,859	10	(3,712)
Increase in trade payables	768	1,795	1,329
Increase (decrease) in other payables and accrued expenses	(2,134)	1,145	3,155
Other	-	-	98

Net cash provided by (used in) operating activities	(11,660)	(6,429)	3,453

Cash flows from investing activities:
Investment in an affiliated company	(149)	(621)	(512)
Purchase of property and equipment	(2,136)	(1,997)	(4,251)
Proceeds from sale of short-term bank deposits	15,605	63,074	-
Investment in long-term bank deposits and structured notes	-	(50,000)	(18,000)
Proceeds from structured notes called by the banks	-	-	18,000
Payment for acquisition of Universal Audio Server (“UAS”) (1)	-	(4,373)	(2,500)
Payment for acquisition of Ai-Logix (2)	-	-	(8,684)

Net cash provided by (used in) investing activities	13,320	6,083	(15,947)

Cash flows from financing activities:
Proceeds from issuance of senior convertible notes	-	-	125,000
Issuance costs for senior convertible notes	-	-	(394)
Initial Purchasers discount in respect of senior convertible notes	-	-	(4,365)
Proceeds from issuance of shares upon exercise of options, warrants and employee stock purchase plan	757	1,660	10,187
Purchase of treasury stock	(4,704)	(215)	-

Net cash provided by (used in) financing activities	(3,947)	1,445	130,428

Increase (decrease) in cash and cash equivalents	(2,287)	(1,099)	117,934
Cash and cash equivalents at the beginning of the year	50,086	47,799	48,898

Cash and cash equivalents at the end of the year	$47,799	$48,898	$166,832

Supplemental disclosure of cash flow activities:
Cash paid during the year for income taxes	$207	$120	$91

The accompanying notes are an integral part of the financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,

		2002	2003	2004

(1)	Payment for acquisition of UAS

	Net fair value of assets acquired of UAS at the date of acquisition (see also Note 1b):
	Property and equipment	$-	$380	$-
	Technology	-	1,173	-
	Goodwill	-	4,320	1,000

		-	5,873	1,000
	Paid (unpaid) accrued liability	-	(1,500)	1,500

		$-	$4,373	$2,500

(2)	Payment for acquisition of Ai-Logix

	Net fair value of assets acquired and liabilities assumed of Ai-Logix at the date of acquisition (see also Note 1c):
	Working capital, net (excluding cash and cash equivalents)	$-	$-	$1,440
	Property and equipment	-	-	329
	Technology	-	-	3,100
	Goodwill	-	-	3,815

		$-	$-	$8,684

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL

	a.	Business overview:

AudioCodes Ltd. (“the Company”) and its wholly-owned subsidiaries: Ai Logix Inc., AudioCodes Inc., AudioCodes Europe and AudioCodes National Inc. (together “the Group”) design, develop and market technologies and products for enabling the transmission of voice over packet media, gateway technologies and systems for converged networks. The Group’s products are designed to enable the new voice infrastructure to original equipment manufacturers, network equipment providers, systems integrators and distributors in the telecommunications and networking industries.

	b.	Acquisition of the Universal Audio Server (“UAS”) business from Nortel Networks Limited (“Nortel”):

On April 7, 2003, the Group purchased from Nortel selected assets of its Universal Audio Server business. As part of the transaction, Nortel granted the Group a license to use its UAS technology and the Group has undertaken to act as an exclusive supplier to Nortel for its UAS products over a period of three years. In addition, the parties have entered into a development agreement in relation to future platforms.

The UAS product provides enhanced conferencing, multi-language announcement functionality, and other regulatory media server applications for voice over packet networks. The Group has undertaken to leverage the UAS product and technology in order to further enhance its media server products and increase related sales.

The consideration for the transaction amounted to $5,500 in cash, of which: $2,000 was paid at the closing date, $2,000 was paid nine months after the closing date, and $1,500 was paid twelve months after the closing date. Under the terms of the acquisition agreement (“the Agreement”), the Group was also required to pay $1,000 as a contingent payment, upon Nortel completing product integration under the development agreement. In March 2004,  product integration was completed and the $1,000 contingent payment was paid and recorded as part of the acquisition cost as additional goodwill in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combination”.

The acquisition was accounted for under the purchase method of accounting in accordance with SFAS No. 141. The results of UAS operations have been included in the consolidated financial statements since the acquisition date.

Pro forma information in accordance with SFAS No. 141 has not been provided, since the revenues and net income of the UAS business, were not material in relation to total consolidated revenues and net loss.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL (Cont.)

Based upon a valuation of tangible and intangible assets acquired, the Group has allocated the total acquisition cost of the UAS assets, as follows:

April 7, 2003

Property and equipment	$380
Technology (five years useful life)	1,173
Goodwill *)	5,320

Total assets acquired	$6,873

*) Including $1,000 of the total acquisition cost which was allocated to goodwill in March 2004.

Goodwill includes but is not limited to the synergistic value and potential competitive benefits that could be realized by the Company from the acquisition. Goodwill is not deductible for tax purposes. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill arising from this acquisition will not be amortized (see also Note 2k).

The value assigned to tangible assets and intangible assets has been determined as follows:

Property and equipment are presented at current replacement cost.

The value assigned to technology amounted to $1,173. The fair value of technology was determined using the Income Approach.

In accordance with the agreement, contingent payments in the maximum aggregate amount of $12,500 was to be paid to Nortel based on net orders for UAS products placed by Nortel over the 18 month period following the closing date. These contingent payments were not considered part of the acquisition cost and as accrued were offset against related revenues earned by the Group from orders by Nortel for each respective period. The Group periodically assessed the expected earn out payments, based on net sales from orders placed by Nortel. In 2003, the Group accrued earn out payments in the amount of $1,600, which were included in other payables and accrued expenses in the net amount. In 2004, the Group paid Nortel $4,917 in cash in respect of actual sales for the relevant 18 month period. As of December 31, 2004, no further obligation for contingent payments to Nortel remains.

c.	Acquisition of Ai-Logix Inc. (“Ai-Logix”):

On May 12, 2004, the Group acquired all of the outstanding Ordinary shares of Ai-Logix, a provider of advanced voice and data recording hardware integration cards for the call recording and voice or data logging industry. The Group has undertaken to apply Ai-Logix’s technology, strategic partnerships and customer base to expand its business into the call recording and computer telephony integration markets.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL (Cont.)

The Group paid $ 10,000 in cash at the closing of the transaction. An additional payment is required to be made in April 2005 based on the achievement of revenue milestones and additional terms by the Ai-Logix business during 2004 and 2005. The contingent payment will be recorded as part of the acquisition cost as additional goodwill in accordance with the provisions of SFAS No. 141. This payment may be made, at the Group’s option, in cash or by issuance of AudioCodes Ltd.’s Ordinary shares. In the event that the Group elects to make this payment by issuing Ordinary shares, it will be required to register such shares for sale under the U.S. Securities Act of 1933.

Ai-Logix became a wholly-owned subsidiary of AudioCodes Inc. and accordingly its results of operations have been included in the consolidated financial statements of the Group since the acquisition date.

This acquisition was accounted for under the purchase method of accounting in accordance with SFAS No. 141.

Based upon a valuation of tangible and intangible assets acquired, the Group has allocated the total acquisition cost of Ai-Logix’s assets and liabilities, as follows:

May 12, 2004

Trade receivables	$1,846
Inventories	1,680
Prepaid expenses	180
Property and equipment	329

Total tangible assets acquired	4,035

Technology (five years useful life)	3,100
Goodwill	3,815

Total intangible assets acquired	6,915

Total tangible and intangible assets acquired	10,950

Trade payables	(1,015)
Accrued expenses	(1,045)
Other current liabilities	(206)

Total liabilities assumed	(2,266)

Net assets acquired	$8,684

Goodwill includes but is not limited to the synergistic value and potential competitive benefits that could be realized by the Company from the acquisition. Goodwill is not deductible for tax purposes. In accordance with SFAS No. 142, goodwill arising from this acquisition will not be amortized (see also Note 2k).

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL (Cont.)

The value assigned to tangible assets, intangible assets and liabilities has been determined as follows:

Current assets and liabilities are recorded at their carrying amounts. The carrying amounts of  current assets and liabilities were reasonable proxies for their market value due to their short-term maturity. Property and equipment are presented at current replacement cost.

The value assigned to technology amounted to $3,100. The fair value of technology was determined using the Income Approach.

The following unaudited pro forma information does not purport to represent what the Group’s results of operations would have been had the acquisition of Ai-Logix been consummated on January 1, 2003 and 2004, respectively, nor does it purport to represent the results of operations of the Group for any future period.

	Year ended December 31,

	2003	2004

	Unaudited

Revenues	$57,532	$88,125

Net income (loss)	$(8,045)	$4,831

Basic net earnings (loss) per share	$(0.21)	$0.13

Diluted net earnings (loss) per share	$(0.21)	$0.11

d.

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

e.	As to a major customer data, see Note 15b.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

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

A majority of the revenues of the Group is generated in U.S. dollars (“dollar”). In addition, a substantial portion of the Group’s costs is incurred in dollars. The Group’s management believes that the dollar is the primary currency of the economic environment in which all the Group’s entities operate. Thus, the functional and reporting currency of each of the Group’s entities is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with SFAS No. 52, “Foreign Currency Translation”. All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

	c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

	d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less, at the date acquired.

	e.	Inventories:

Inventories are stated at the lower of cost or market value. Cost is determined as follows:

Raw materials - using the “moving average cost” method. Finished products - on the basis of direct manufacturing costs.

The Group periodically evaluates the quantities on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs and write-down provisions are provided to cover risks arising from slow moving items, technological obsolescence, excess inventories, discontinued products and for market prices lower than cost.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	f.	Long-term bank deposits and structured notes:

Bank deposits with maturities of more than one year are included in long-term investments and presented at their cost including accrued interest. As of December 31, 2004, the deposits are in U.S. dollars and bear interest at an average rate of 2.7%.

The Group accounts for investments in structured notes in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and Emerging Issues Task Force (“EITF”) No. 96-12, “Recognition of Interest Income and Balance Sheet Classification of Structured Notes”. Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held-to-maturity when the Group has the intent and ability to hold these securities to maturity and are stated at amortized cost. As of December 31, 2003 and 2004, investments in structured notes approximate their market value.

	g.	Investment in an affiliated company:

The Company accounts for its investment in an affiliated company in which it has the ability to exercise significant influence over the operating and financial policies, using the equity method of accounting in accordance with the requirements of Accounting Principle Board (“APB”) No. 18, “The Equity Method of Accounting for Investments in Common Stock”.

Investment in affiliated company represents investments in Ordinary shares, Preferred shares and convertible loans. The Company applies EITF No. 99-10, “Percentage Used to Determine the Amount of Equity Method Losses”. Accordingly, losses of the affiliated company are recognized based on the ownership level of the particular investee security held by the investor.

The Company’s investment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable, in accordance with APB No. 18. As of December 31, 2004, based on management’s most recent analyses, no impairment losses have been identified.

Due to an increase of the Company’s ownership in the affiliated company during 2003, the investment which was previously accounted for using the cost method of accounting, was adjusted retroactively and accounted for under the equity method, resulting in the recording of equity losses totaling $300 in 2002.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	h.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

		Computers and peripheral equipment	33
		Office furniture and equipment	6 - 20
		Motor vehicles	15
		Leasehold improvements	Over the term of the lease or the
life of the asset, by the shorter of

	i.	Intangible assets and deferred charges:

Intangible assets acquired after July 1, 2001 are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142. Accordingly, acquired technology is amortized over 5 years.

Cost incurred in respect of issuance of senior convertible notes are deferred and amortized by the effective interest rate method as a component of interest expenses, over the period from issuance to maturity, which is 20 years, in accordance with APB No. 21 “Interest on Receivables and Payables”.

	j.	Impairment of long-lived assets:

The Group’s long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the undiscounted future cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2004, no impairment losses have been identified.

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

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Effective October 1, 2003, as a result of the expected relocation of the Company’s facilities in Israel, the Group changed the estimated useful life of certain leasehold improvements and other equipment to four months. The effect of the change in estimated useful life on the net loss and net loss per share for the year ended December 31, 2003 was $(689) and $(0.02). The annual expected effect of this change of estimated useful life for the following years is immaterial.

	k.	Goodwill:

Goodwill represents an excess of costs over the fair value of the net assets of businesses acquired under SFAS No. 142, “Goodwill and Other Intangible Assets”.

SFAS No.142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment at the reporting unit level by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using market capitalizations. The Company elected to perform its analysis, of goodwill impairment during the fourth quarter of 2004. The test was based on the Group’s single operating segment and reporting unit structure.  As of December 31, 2004, no impairment losses had been identified.

	l.	Revenue recognition:

The Group generates its revenues primarily from the sale of products. The Group sells its products through a direct sales force and sales representatives. The Group’s products are generally a bundled hardware and software solution that is delivered together to its customers, which include original equipment manufacturers, network equipment providers, systems integrators and distributors in the telecommunications and networking industries, all of whom are considered end-users.

Revenues from products are recognized in accordance with Staff Accounting Bulleting (“SAB”) No. 104, “Revenue Recognition in Financial Statements”, when the following criteria are met: persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectibility is probable. The Group has no obligation to customers after the date in which products are delivered other than pursuant to warranty obligations and right of return.

The Group generally grants to its customers a right of return or the ability to exchange a specific percentage of total price paid for products they have purchased over a period of three months for other products. The Group maintains a provision for product returns and exchanges in accordance with SFAS No. 48, “Revenue Recognition When Right of Return Exists”. The provision was deducted from revenues and amounted to $272, $294 and $619 as of December 31, 2002, 2003 and 2004, respectively.

Revenues from the sale of products which were not yet determined to be final sales due to market acceptance or technological compatibility were deferred and included in deferred revenues.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	m.	Warranty costs:

The Group generally provides a warranty period of 12 months, at no extra charge. The Group estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized in accordance with FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” and SFAS No. 5 “Accounting for Contingencies”. Factors that affect the Group’s warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Group periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary. A tabular reconciliation of the changes in the Group’s aggregate product warranty liability was not provided due to immateriality.

	n.	Research and development costs:

Research and development costs, net of grants received, are charged to the statement of operations as incurred.

Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a reduction of research and development costs. During 2002, 2003 and 2004, development grants recognized amounted to $0, $435 and $765, respectively.

	o.	Income taxes:

The Group accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. This Statement prescribes the use of the liability method whereby account balances of deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

	p.	Concentrations of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, long-term bank deposits and structured notes and trade receivables.

The majority of the Group’s cash and cash equivalents, long-term bank deposits and structured notes are invested in U.S. dollar instruments with major banks in Israel and the United States. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these financial investments.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

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

	q.	Senior convertible notes:

The Company presents the outstanding principal amount of its senior convertible notes as a long-term liability, in accordance with APB No. 14 “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”. The debt is classified as a long-term liability until the date of conversion on which it would be reclassified to equity, or at the first contractual redemption date, on which it would be reclassified as a short-term liability.  Accrued interest on the senior convertible notes is included in “other payables and accrued expenses”. The Initial Purchasers discount is recorded as a discount to the debt and amortized according to the interest method over the term of the senior convertible notes in accordance with EITF No. 00-27 “Application of Issue No. 98-5 to Certain Convertible Industries”, which is 20 years.

	r.	Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with SFAS No. 128, “Earnings Per Share”.

In accordance with EITF No. 03-6 “Participating Securities and the Two-Class Method under FASB Statement No. 128”, convertible notes that include a provision that reduces the conversion price based on the dividends declared by the issuer are not participating securities.

Senior convertible notes, outstanding stock options and warrants have been excluded from the calculation of the diluted net earnings (loss) per Ordinary share since such securities are anti-dilutive for all periods presented. The total weighted average number of shares related to the senior convertible notes, outstanding options and warrants excluded from the calculations of diluted net earnings (loss) per share was 6,869,166, 7,836,696 and 4,972,991 for the years ended December 31, 2002, 2003 and 2004, respectively.

	s.	Accounting for stock-based compensation:

The Group has elected to follow APB No. 25, “Accounting for Stock Issued to Employees” and FIN No. 44, “Accounting for Certain Transactions Involving Stock Compensation”, in accounting for its employee stock option plans and its non-compensatory Employee Share Purchase Plan (“ESPP”).  Under APB No. 25, when the exercise price of the Company’s share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Group adopted the disclosure provisions of SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure”, which amended certain provisions of SFAS No. 123 “Accounting for Stock-Based Compensation”. The Group continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

Pro forma information regarding the Group’s net income (loss) and net earnings (loss) per share is required by SFAS No. 123 and has been determined as if the Group had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

The fair value for these options was estimated at the date of grant using the Black and Scholes option pricing model and amortized over the vesting period. Fair values were estimated using the following weighted-average assumptions:

	2002	2003	2004

Dividend yield	0%	0%	0%
Expected volatility	113%	108%	87%
Risk-free interest	3%	3%	3%
Expected life	5 years	4 years	4 years

Black-Scholes pricing-model was used to estimate the fair value of the ESPP compensation. Assumptions are not provided due to immateriality.

Pro forma information under SFAS No. 123 is as follows:

	Year ended December 31,

	2002	2003	2004

Net income (loss) as reported	$(14,157)	$(8,434)	$5,006
Add: stock-based compensation expenses determined under the intrinsic value based method included in the reported net income (loss)	161	50	66
Deduct: stock-based compensation expenses determined under the fair value based method for all awards	(15,398)	(10,865)	(8,509)

Pro forma net loss	$(29,394)	$(19,249)	$(3,437)

Basic net earnings (loss) per share as reported	$(0.37)	$(0.22)	$0.13

Diluted net earnings (loss) per share as reported	$(0.37)	$(0.22)	$0.12

Pro forma basic net loss per share	$(0.76)	$(0.51)	$(0.09)

Pro forma diluted net loss per share	$(0.76)	$(0.51)	$(0.08)

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Group applies SFAS No. 123 and EITF No. 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”, with respect to options and warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date.

	t.	Severance pay:

The Group’s liability for severance pay for Israeli employees is calculated pursuant to the Israeli severance pay law, based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment, or a portion thereof. The Group’s liability for all of its Israeli employees is fully provided for by monthly deposits with severance pay funds, insurance policies and by an accrual.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies and includes immaterial profits.

Severance expenses for the years ended December 31, 2002, 2003 and 2004, amounted to approximately $878, $1,127 and $1,182, respectively.

	u.	Advertising expenses:

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2002, 2003 and 2004, amounted to $154, $211 and $359, respectively.

	v.	Fair value of financial instruments:

The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, trade receivables and trade payables approximate their fair value due to the short-term maturity of such instruments.

The carrying amounts of long-term bank deposits and structured notes are estimated by discounting the future cash flows using current interest rates for deposits of similar terms and maturities. The carrying amount of long-term deposits approximates their fair value.

The fair value of senior convertible notes is based on quoted market values and prevailing market rates, and approximates their carrying amount.

The fair value of foreign currency contracts (used for hedging purposes) is estimated by obtaining current quotes from investment bankers.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	w.	Derivative instruments:

The Group uses derivatives instruments to manage exposures to foreign currency, related to salary payments denominated in New Israeli Shekel (“NIS”). The Group’s objectives for holding derivatives are to minimize risks.

SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, requires a company to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

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

At December 31, 2004, the Group expects to reclassify $353 of net gains on derivative instruments from accumulated other comprehensive income to income during the next nine months.

Since the amounts of forward transactions do not exceed salary payments, those transactions are all highly effective and the results are recorded as payroll expenses, at the time that the hedged expense is recorded. When the Group hedges payrolls for following periods, then the results as of the balance sheet date are recorded in other comprehensive income.

	x.	Impact of recently issued accounting standards:

On December 16, 2004, the Financial Accounting Standards Board issued SFAS No. 123(R) (revised 2004), “Share-Based Payment”, which is a revision of SFAS No. 123.  Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123 permitted, but not required, share-based payments to employees to be recognized based on their fair values while SFAS No. 123(R) requires all share-based payments to employees to be recognized based on their fair values. SFAS No. 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new standard will be effective for the Group in the first interim period beginning after June 15, 2005. The Company has not yet completed its analysis of the impact of adopting SFAS No. 123(R) and is therefore currently unable to quantify the effect on its financial statements. However, the adoption of this new statement may have a significant impact on the results of operations and net earnings per share of the Company as the Company will be required to expense the fair value of all share based payments.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4”. SFAS No. 151 amends Accounting Research Bulletin (“ARB”) No. 43, “Restatement and Revision of Accounting Research Bulletins”, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Group does not expect that the adoption of SFAS No. 151 will have a material effect on its financial position or results of operations.

NOTE 3:-	INVENTORIES

	December 31,

	2003	2004

Raw materials	$2,515	$4,384
Finished products	2,152	5,675

	$4,667	$10,059

In the years ended December 31, 2002, 2003 and 2004, the Group wrote-off and wrote-down inventory in a total amount of $1,684, $835 and $1,237, respectively. These amounts are included in cost of revenues.

NOTE 4:-	LONG-TERM BANK DEPOSITS AND STRUCTURED NOTES

Long-term bank deposits and structured notes are composed as follows:

	December 31,

	2003	2004	2003	2004

	Weighted average interest		U.S. dollars in thousands

Long-term bank deposits (in U.S. dollars)	2.7%	2.7%	$25,270	$25,195
Structured notes (1)	4.4%	3.8%	25,000	25,000

			$50,270	$50,195

(1)

During 2003, the Group purchased callable structured notes at par value totaling $25,000 for settlement during 2006 from several banks. During 2004, part of the structured notes purchased in 2003 at par amount of $18,000, were called by the banks, and the Group purchased different structured notes at par value totaling $18,000 for settlement during 2007. Under the arrangements with the banks, whether or not the structured notes bear interest depends upon the rate of the three months to one year LIBOR.

For each day in which the relevant LIBOR rate is below an agreed annual fixed rate, which ranges from 2% to 5% the structured notes bear interest at the rate of 3.08% to 4.5% per annum. On all other days, the structured notes do not bear any interest. As of December 31, 2004, investments in structured notes securities approximate their market value.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	INVESTMENT IN AN AFFILIATED COMPANY

In December 2000, the Company signed an agreement to invest in an unrelated privately-held company (“affiliated company”).

The Preferred shares owned in the affiliated company have a preference in liquidation and are convertible at the holder’s option or upon an Initial Public Offering into Ordinary shares and on weighted average ratchet basis. During 2004, the Company invested an additional amount of $512 in consideration for Series F Preferred shares, as part of an aggregate capital raising of $1,200.

	December 31,

	2003	2004

Net equity:
Net equity as of purchase date	$93	$93
Unamortized goodwill	1,877	2,389
Accumulated net losses	(1,479)	(1,995)

Total investment	$491	$487

As of December 31, 2004, the Company holds 40% of the affiliated company’s share capital.

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

	December 31,

	2003	2004

Cost:
Computers and peripheral equipment	$8,276	$10,492
Office furniture and equipment	3,314	5,244
Motor vehicles	111	48
Leasehold improvements	1,186	1,357

	12,887	17,141

Accumulated depreciation:
Computers and peripheral equipment	5,934	8,004
Office furniture and equipment	1,476	2,127
Motor vehicles	104	48
Leasehold improvements	809	268

	8,323	10,447

Depreciated cost	$4,564	$6,694

Depreciation expenses amounted to $2,073, $2,880 and $2,352 for the years ended December 31, 2002, 2003 and 2004, respectively.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	INTANGIBLE ASSETS AND DEFERRED CHARGES

		December 31,

		2003	2004

a.	Cost:
	Acquired technology	$1,173	$4,273
	Deferred charges	-	1,644

		1,173	5,917

	Accumulated amortization:
	Acquired technology	160	787
	Deferred charges	-	3

		160	790

	Amortized cost	$1,013	$5,127

b.	Amortization expenses related to acquired technology amounted to $0, $160 and $627 for the years ended December 31, 2002, 2003 and 2004, respectively.

c.	Expected amortization expenses related to acquired technology for the years ended December 31:

2005	$860
2006	860
2007	860
2008	700
2009	206

$3,486

	d.	Amortization expenses related to deferred charges amounted to $3 for the year ended December 31, 2004.

NOTE 8:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,

	2003	2004

Employees and payroll accruals	$4,040	$6,355
Technology licensing fee provision	4,332	3,974
Government authorities	594	874
Accrued expenses	2,106	5,187
Deferred revenues	-	1,430
Third payment to Nortel with respect to acquisition	1,500	-
Accrual payment to Nortel, net	1,000	-
Others	253	161

	$13,825	$17,981

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	SENIOR CONVERTIBLE NOTES

In November 2004, the Company issued $125,000 (including the exercise of the option as described below) aggregate principal amount of 2% Senior Convertible Notes due November 9, 2024 (“the Notes”). The Company is obligated to pay interest on the Notes semi-annually on May 9 and November 9 of each year commencing May 9, 2005.

The Notes are convertible, at the option of the holders at any time before the maturity date, into Ordinary shares of the Company at a conversion rate of 53.4474 Ordinary shares per one thousand dollars principal amount of Notes, representing a conversion price of approximately $18.71 per share. The Notes are subject to redemption at any time on or after November 9, 2009, in whole or in part, at the option of the Company, at a redemption price of 100% of the principal amount plus accrued and unpaid interest. The Notes are subject to repurchase, at the holders’ option, on November 9, 2009, November 9, 2014 or November 9, 2019, at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any, on such repurchase date. The Company can choose to pay the repurchase price in cash, Ordinary shares or a combination of cash and Ordinary shares. As of December 31, 2004, the Notes are presented as a long-term liability.

The Notes were issued with a conversion price equal to $18.71 per share, which reflected the closing share price on the Nasdaq on the date of the offering, which was $14.12, plus a premium of 32.5%.  In accordance with EITF No. 00-27, no beneficial conversion features was recognized nor recorded.

The additional amount that the Company can be required to pay in respect of the withholding taxes is accounted for as a contingency until resolved.

As part of the offering, the Company granted the Initial Purchasers an option to purchase at any time during 30 days from the date of the offering, up to an additional $25,000 principal amount of senior convertible notes. The option, in accordance with SFAS No. 133, is not embedded and therefore should be measured on a stand-alone basis. On November 16, 2004, the option was exercised in full. Due to immateriality, the Company did not record this option and its exercise in the financial statements.

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES

	a.	Lease commitments:

The Group’s facilities are rented under several lease agreements in Israel and the U.S. for periods ending in 2013.

Future minimum rental commitments under non-cancelable operating leases for the years ended December 31, are as follows:

2005	$2,705
2006	2,591
2007	2,504
2008	2,371
2009	2,387
Thereafter	8,445

$21,003

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Rent expenses for the years ended December 31, 2002, 2003 and 2004, were approximately $1,713, $1,829 and $2,927, respectively.

	b.	Royalty commitment to the Office of the Chief Scientist of Israel (“OCS”):

Under the research and development agreements of the Company with the OCS and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3%-4.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the OCS research and development grants received, linked to the U.S. dollars plus interest on the unpaid amount received based on the 12-month LIBOR rate applicable to dollar deposits. The Company is obligated to repay the Israeli Government for the grants received only to the extent that there are sales of the funded products.

The Company did not repay or accrue royalties for the year ended December 31, 2004, relating to such grants.

As of December 31, 2004, the Company had a contingent obligation to pay royalties in the amount of approximately $1,200.

	c.	Royalty commitments to a third party:

The Group entered into technology licensing fee agreements with third parties. Under the agreements, the Group agreed to pay the third parties royalty fees until 2008, based on 0.5%-2% of the Group’s total consolidated revenues.

From time to time, the Group may be subject to patent infringement claims that arise in the ordinary course of its business activities. The Group estimates and records liabilities for those contingent claims for which it believes future expenditures will be required and for which such expenditures can be reasonably estimated.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	SHAREHOLDERS’ EQUITY

	a.	Treasury stock:

On January 10, 2001 and on April 28, 2002, the Company’s Board of Directors approved a share repurchase program pursuant to which the Company is authorized to purchase up to an aggregate amount of 4,000,000 of its outstanding Ordinary shares. As of December 31, 2004, the Company had purchased 3,942,139 of its outstanding Ordinary shares, at a weighted average price per share of $2.87.

	b.	Warrants issued to consultants:

During 1999, the Company issued warrants to consultants to purchase 4,000 and 50,000 Ordinary shares of NIS 0.01 par value at an exercise price of $9.82 per share and $18.82 per share, respectively, expiring seven years from the date of grant. Warrants to purchase 24,000 Ordinary shares at an exercise price of $18.82 per share were exercisable immediately, and warrants to purchase 30,000 Ordinary shares are exercisable in four equal annual installments from the date of grant. During 2001, warrants to purchase 10,000 Ordinary shares at an exercise price of $18.82 were exercised.

As of December 31, 2004, 44,000 warrants are outstanding and exercisable at a weighted average exercise price of $18.

	c.	Employee Stock Purchase Plan:

In May 2001, the Company’s Board of Directors adopted the Employee Stock Purchase Plan (“the Purchase Plan”), which provides for the issuance of a maximum of 2,000,000 Ordinary shares. As of December 31, 2004, 1,291,036 shares are still available for future issuance. Eligible employees can have up to 15% of their wages, up to certain maximums, to be used to purchase Ordinary shares. The Purchase Plan is implemented with purchases every six months occurring on January 31 and July 31 of each year. The price of the Ordinary shares purchased under the Purchase Plan is equal to 85% of the lower of the fair market value of the Ordinary shares on the commencement date of each offering period or on the semi-annual purchase date.

During the years ended December 31, 2002, 2003 and 2004, 226,799, 290,605 and 208,952 shares, respectively, were issued under the Purchase Plan for aggregate consideration of $607, $537 and $1,332, respectively.

	d.	Employee Stock Option Plans:

Under the Company’s 1997 and 1999 Stock Option Plans (“the Plans”), options to purchase Ordinary shares may be granted to officers, directors, employees and consultants of the Group.

The total number of shares authorized for grant of options under the Plans is 13,850,377. As of December 31, 2004, 1,188,500 shares are still available for future option grants.

Stock options granted under the Plans are exercisable usually at the fair market value of the Ordinary shares at the date of grant and expire ten or seven years from the date of grant. The options generally vest over four or five years, from the date of grant. Any options, which are forfeited or cancelled before expiration, become available for future grants.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	SHAREHOLDERS’ EQUITY (Cont.)

A summary of the Group’s stock option activity and related information for the years ended December 31, 2002, 2003 and 2004, is as follows:

	Year ended December 31,

	2002		2003		2004

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at the beginning of the year	7,042,392	$9.50	7,202,088	$8.21	8,425,947	$7.76
Granted	1,376,289	$2.69	1,737,500	$3.94	1,693,000	$11.96
Exercised	(195,000)	$0.76	(269,742)	$4.14	(1,869,446)	$4.72
Forfeited	(1,021,593)	$11.07	(243,899)	$5.92	(396,701)	$6.28

Outstanding at the end of the year	7,202,088	$8.21	8,425,947	$7.76	7,852,800	$9.46

Options exercisable at the end of the year	3,181,218	$9.27	4,526,834	$9.39	4,094,213	$10.98

The options outstanding as of December 31, 2004, have been separated into ranges of exercise prices, as follows:

Range of exercise price	Options outstanding as of December 31, 2004	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2004	Weighted average exercise price of exercisable options

$		(years)	$		$

0-0.61	161,400	3.01	0.61	161,400	0.61
1.1	199,600	3.06	1.10	199,600	1.10
1.73-2.51	974,823	4.60	2.26	427,073	2.19
2.67-4	646,322	4.40	3.16	263,611	3.01
4.1-6.04	1,355,722	4.43	4.46	656,617	4.32
6.51-9.24	1,380,283	3.60	7.62	929,512	7.47
9.32-14	2,118,750	6.19	11.41	496,500	10.03
18.82-20.38	152,500	4.73	17.80	96,500	18.88
25.5-36.56	819,400	2.26	29.41	819,400	29.41
50.50	44,000	1.43	50.50	44,000	50.50

	7,852,800		9.46	4,094,213	10.98

The Company has recorded deferred stock compensation for options issued with an exercise price below the fair market value of the Ordinary shares on the date of grant. The deferred stock compensation has been amortized and recorded as compensation expense ratably over the vesting period of the options. Compensation expenses of approximately $161, $50 and $66 were recognized during the years ended December 31, 2002, 2003 and 2004, respectively.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	SHAREHOLDERS’ EQUITY (Cont.)

Options granted to employees in 2002, 2003 and 2004 have an exercise price equal to the fair market value of an Ordinary share at the grant date, except for options that were granted in 2003 to certain employees with an exercise price less than the share market price at the grant date. The weighted average fair values of the options granted during 2002, 2003 and 2004, were $2.18, $3.77 and $7.63, respectively.

	e.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to pay cash dividends in the foreseeable future. (see also Note 12b.)

NOTE 12:-	TAXES ON INCOME

	a.	Measurement of taxable income:

Under the Income Tax (Inflationary Adjustments) Law, 1985, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index (“Israeli CPI”). Accordingly, until 2002, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Commencing in taxable year 2003, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Such an elective obligates the Company for three years. Accordingly, commencing taxable year 2003, results for tax purposes are measured in terms of earnings in dollars.

	b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the law”):

The Company’s production facilities have been granted the status of an “Approved Enterprise” in accordance with the law under four separate investment programs. The programs were approved in February 1994, April 1996, September 1999, and March 2002. The Company is also a “Foreign Investors’ Company”, as defined by that law and, as such, is entitled to a ten-year period of benefit instead of a seven-year period and to an additional reduction in tax rates to 10% to 25% (based on the percentage of foreign ownership in each taxable year).

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

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

Income derived from the third and fourth “Approved Enterprise” programs will be tax-exempt for a period of two years, and is subject to a corporate tax at the reduced rate of 10% to 25% for an additional period of eight years. The benefit period will commence when the Company realizes taxable income from this enterprise.

The period of tax benefits detailed above is subject to limits of the earlier of 12 years from commencement of production or 14 years from receiving the certificate approval. Based on the aforementioned conditions, under the second, the third and the fourth expansion programs, the period of benefits for the production facilities, which has not yet commenced, will terminate in the years 2009, 2011 and 2014, respectively.

The tax-exempt income attributable to the “Approved Enterprise” can be distributed to shareholders without imposing tax liability on the Company only upon the complete liquidation of the Company. As of December 31, 2004, retained earnings included approximately $540 of tax-exempt income earned by the Company’s “Approved Enterprise”.

In the event of a distribution of such tax-exempt income as a cash dividend, in a manner other than upon the complete liquidation of the Company, it would be required to pay tax at the rate of 10% to 25% on the amount distributed and an income tax liability of approximately $135 would be incurred as of December 31, 2004.

The Company’s Board of Directors has determined that such tax-exempt income will not be distributed as dividends.

The law also grants entitlement to claim accelerated depreciation on equipment used by the “Approved Enterprise” during five tax years.

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above law, regulations published thereunder and the certificate of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2004, management believes that the Company is in compliance with all of the aforementioned conditions.

Income from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the regular tax rate prevailing at that time.

	c.	Net operating losses carryforwards:

The Company has accumulated losses for tax purposes as of December 31, 2004, in the amount of approximately $87 million, which may be carried forward and offset against taxable income in the future for an indefinite period.

Through December 31, 2004, Ai-Logix Inc. has a U.S. federal net operating loss carryforward of approximately $8 million, which can be carried forward and offset against taxable income for 12 to 17 years, and expires from 2015 to 2022.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

Through December 31, 2004, AudioCodes Inc. has a U.S. federal net operating loss carryforward of approximately $24 million, which can be carried forward and offset against taxable income for 15 to 20 years, and expires from 2015 to 2023.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provision of the Internal Revenue Code of 1986 and similar state provisions. The amount of limitation may result in the expiration of net operating losses before utilization.

	d.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

The Company currently qualifies as an “Industrial Company” under the above law and as such is entitled to certain tax benefits, including accelerated depreciation and the deduction of public offering expenses in three equal annual payments.

	e.	Income (loss) before taxes consists of the following:

	Year ended December 31,

	2002	2003	2004

Domestic	$(8,746)	$(7,338)	$2,303
Foreign	(5,411)	(1,096)	2,976

	$(14,157)	$(8,434)	$5,279

f.	Income taxes are comprised as follows:

Current taxes	$-	$-	$273

Foreign	$-	$-	$273

g.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax liabilities and assets are as follows:

	December 31,

	2003	2004

Deferred tax assets:
Reserves and allowances	$2,495	$6,748
Net operating loss carryforwards	37,548	44,048

Net deferred tax assets before valuation allowance	40,043	50,796
Valuation allowance	(40,043)	(50,796)

Net deferred tax assets	$-	$-

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

As of December 31, 2004, the Group has provided full valuation allowances in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences, due to its history of operating losses and current uncertainty concerning its ability to realize these deferred tax assets in the future. Management currently believes that since the Group has a history of losses for tax purposes it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future. During 2004, the Group increased its valuation allowance by approximately $10,753.

AudioCodes Inc. has provided valuation allowances in respect of deferred tax assets resulting from tax benefits related to employee stock option exercises, which will be credited to additional paid-in capital when realized.

The main reconciling items between the statutory tax rate of the Group and the effective tax rate are carryforward tax losses, other deferred taxes for which a full valuation allowance was provided and the effects of “Approved Enterprise”.

	h.	Tax rates:

In June 29, 2004, the Israeli Government passed the Amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004, which progressively reduces the tax rates applicable to companies from 36% to 35% in 2004 and to a rate of 30% in 2007. The amendment had no impact on the Group’s financial statements.

	i.	Stamp tax:

Under Israel’s Stamp Tax on Documents Law, certain documents are subject to stamp tax.  Recently promulgated regulations provide for a gradual phase-out of the stamp tax by 2008.  In 2004, however, the tax authorities began an enforcement campaign involving extensive audits of stamp tax obligation with respect to all agreements which had been signed since June 2003.  In July and in August 2004, the Company received a demand from the Israeli Department of Customs and VAT to produce all agreements entered into by the Company for evaluation for payment of Israel stamp tax.

The Company has received legal advice that there are a variety of defenses relating to the obligation to pay stamp tax or to the amount to be paid.  In addition, the Israeli Forum of Chief Financial Officers has filed a petition with the Israeli Supreme Court against enforcement of the law, and this petition is currently pending.  If the Forum of CFOs’ petition is rejected and the tax authorities do not accept the Company’s defenses, the Company may be liable to pay stamp tax with respect to the period beginning June 1, 2003.

The Company’s management believes that applicable provision in the financial statements as of December 31, 2004, are adequate to cover probable costs arising from imposition and enforcement of a stamp tax on the Company.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE

	Year ended December 31,

	2002	2003	2004

Numerator:

Net income (loss) available to shareholders of Ordinary Shares	$(14,157)	$(8,434)	$5,006

Numerator for diluted net earnings (loss) per share - income (loss) available to shareholders of Ordinary shares	$(14,157)	$(8,434)	$5,006

Denominator:

Denominator for basic earnings (loss) per share - weighted average number of Ordinary shares, net of treasury stock	38,518,000	37,509,000	38,613,597
Effect of dilutive securities:
Employee stock options and ESPP	*) -	*) -	3,993,000
Senior convertible notes	-	-	*) -

Denominator for diluted net earnings (loss) per share - adjusted weighted average number of shares	38,518,000	37,509,000	42,606,597

	*)	Antidilutive.

NOTE 14:-		FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,

	2002	2003	2004

Financial expenses:
Interest and others	$(139)	$(125)	$(487)

Financial income:
Foreign currency translation differences	236	25	(90)
Interest and others	2,526	1,983	2,742

	2,762	2,008	2,652

	$2,623	$1,883	$2,165

NOTE 15:-	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

	a.	Summary information about geographic areas:

The Group manages its business on a basis of one reportable segment (see Note 1 for a brief description of the Group’s business). The data is presented in accordance with SFAS No. 131 “Disclosure About Segments of an Enterprise and Related Information”. Revenues in the table below are attributed to geographical areas based on the location of the end customers.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

The following presents total revenues for the years ended December 31, 2002, 2003 and 2004 and long-lived assets as of December 31, 2002, 2003 and 2004.

	2002		2003		2004

	Total revenues	Long- lived assets	Total revenues	Long- lived assets	Total revenues	Long- lived assets

Israel	$3,227	$4,694	$2,984	$9,144	$8,332	$19,743
Americas	10,864	373	25,179	753	51,573	1,208
Europe	2,919	-	5,587	-	10,972	5
Far East	10,179	-	10,478	-	11,879	-

	$27,189	$5,067	$44,228	$9,897	$82,756	$20,956

b.	Major customer’s data as a percentage of total revenues:

	Year ended December 31,

	2002	2003	2004

Customer A	1%	14%	19%

NOTE 16:-	RELATED PARTIES

The following transactions and balances with DSP Group, Inc., are included in the financial statements as follows:

	Year ended December 31,

	2002	2003	2004

Revenues from royalty fees	$209	$261	$47

Purchase of raw materials	$19	$15	$-

In October 1999, the Company entered into a development agreement with DSP Group Ltd., a company affiliated with DSP Group, Inc., and a third party. According to the agreement, DSP Group Ltd. will pay royalties for every chip actually sold by DSP Group Ltd. to third parties. During 2004, DSP Group, Inc. sold all its holdings in the Company.

- - - - - - - - - - -