Form 20-F
period 2005-12-31
AUDIOCODES LTD
filed 2006-06-29
CIK 1086434

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ______________________________________

For the transition period from ____________________________ to ________________________

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

          As of December 31, 2005, the Registrant had outstanding 40,587,804 Ordinary Shares, nominal value NIS 0.01 per share.

          Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

Yes ☐ No ☒

          If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934: Yes ☐  No ☒

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

          Large Accelerated filer ☐   Accelerated filer ☒   Non-accelerated filer ☐

          Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐   Item 18 ☒

          If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes ☐   No ☒

PART I

          Unless the context otherwise requires, “AudioCodes,” “us,” “we” and “our” refer to AudioCodes Ltd. and its subsidiaries.

	ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

	ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

	ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

          We derived the consolidated statements of operations data for the years ended December 31, 2003, 2004 and 2005 and consolidated balance sheets data as of December 31, 2004 and 2005 from the audited consolidated financial statements set forth elsewhere in this Annual Report. We derived the consolidated statements of operations data for the years ended December 31, 2001 and 2002 and the consolidated balance sheets data as of December 31, 2001, 2002 and 2003 from audited consolidated financial statements that are not included in this Annual Report.

(U.S. dollars in thousands, except share and per share data)

	Year Ended December 31,

	2001	2002	2003	2004	2005

Statement of Operations Data:
Revenues	$35,734	$27,189	$44,228	$82,756	$115,827
Cost of revenues	21,942	13,006	20,037	34,375	46,993

Gross profit	13,792	14,183	24,191	48,381	68,834
Operating expense:
Research and development, net	13,807	13,022	15,476	20,009	24,415
Selling and marketing	13,852	14,288	14,537	19,891	25,944
General and administrative	5,044	3,353	4,066	4,851	6,004

Total operating expenses	32,703	30,663	34,079	44,751	56,363

Operating income (loss)	(18,911)	(16,480)	(9,888)	3,630	12,471
Financial income, net	6,388	2,623	1,883	2,165	2,457
Equity in losses of affiliated companies	750	300	429	516	693

Income (loss) before taxes on income	(13,273)	(14,157)	(8,434)	5,279	14,235
Taxes on income	-	-	-	273	799

Net income (loss)	$(13,273)	$(14,157)	$(8,434)	$5,006	$13,436

Basic net earnings (loss) per share	$(0.34)	$(0.37)	$(0.22)	$0.13	$0.33

Diluted net earnings (loss) per share	$(0.34)	$(0.37)	$(0.22)	$0.12	$0.31

Weighted average number of ordinary of shares used in computing basic net earnings (loss) per share	39,591	38,518	37,509	38,614	40,296

Weighted average number of ordinary shares used in computing diluted net earnings per share	39,591	38,518	37,509	42,607	43,086

	December 31,

	2001	2002	2003	2004	2005

Balance Sheet Data:
Cash and cash equivalents	$50,086	$47,799	$48,898	$166,832	$70,957
Short-term bank deposits, structured notes, marketable securities and accrued interest	79,984	63,074	-	-	71,792
Working capital	126,242	108,370	46,232	171,447	150,798
Long-term bank deposits, structured notes and marketable securities	-	-	50,270	50,195	77,572
Total assets	148,416	129,814	128,530	272,145	292,223
Senior convertible notes	-	-	-	120,660	120,836
Total shareholders’ equity	131,255	113,384	106,518	121,985	139,106
Capital stock	113,998	114,755	116,639	126,826	130,744

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

The slowdown in capital expenditures by telecommunications service providers in prior years had a material adverse effect on our results of operations. Another down turn in technology spending could have a material adverse effect on our results of operations.

          A deterioration of economies around the world and economic uncertainty in the telecommunications market began in 2000 and continued through 2003. There was a curtailment of capital investment by telecommunications carriers and service providers as well as by businesses that use our products, referred to as the enterprise market. It also reduced our ability to forecast orders, also referred to as “low visibility”. We cannot be sure whether recent increased expenditures in the telecommunications industry in general or in the voice over packet portion of the market will continue. Since a substantial portion of our operating expenses consist of salaries, we may not be able to reduce our operating expenses in line with any reduction in revenues or may elect not to do so for business reasons. As a result of this downturn and our relatively stable operating expenses, we incurred a net loss of $13.3 million in 2001, $14.2 million in 2002 and $8.4 million in 2003. We will need to continue to generate increased revenues as well as manage our costs to maintain profitability. Any future industry downturn may increase our inventories, decrease our revenues, result in additional pressure on the price of our products and prolong the time until we are paid, all of which would have a material adverse effect on the results of our operations and on our cash flow from operations.

If new products we recently introduced or expect to introduce in the near future fail to generate the level of demand we originally anticipated, we will realize a lower than expected return from our investment in research and development with respect to those products, and our results of operations may suffer.

          Our success is dependent, in part, on the willingness of our customers to transition or migrate to new products, such as our expanded offering of Mediant systems, or expected future products. We are involved in a continuous process of evaluating changing market demands and customer requirements in order to develop and introduce new products, features and applications to meet changing demands and requirements. We need to be able to interpret market trends and the advancement of technology in order to successfully develop and introduce new products, features and applications. If potential customers defer transition or migration to new products, our return on our investment in research and development with respect to products recently introduced or expected to be introduced in the near future will be lower than we originally anticipated and our results of our operations may suffer.

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

          Historically, a substantial portion of our revenue has been derived from large purchases by a small number of OEMs and network equipment providers, systems integrators and distributors. For example, our top three customers accounted for approximately 24.8% of our revenues in 2005, 29.0% of our revenues in 2004 and 26.9% of our revenues in 2003. Sales to Nortel Networks accounted for 16.3% of our revenues in 2005 compared to 18.6% of our revenues in 2004 and 14.3% of our revenues in 2003. We do not enter into sales agreements in which the customer is obligated to purchase a set quantity of our products. Based on our experience, we expect that our customer base may change from period to period. If we lose a large customer and fail to add new customers there could be a material adverse effect on our results of operations.

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

          Competition in our industry is intense and we expect competition to increase in the future. Our competitors currently sell products that provide similar benefits to those that we sell. There has been a significant amount of merger and acquisition activity and strategic alliances frequently involving major telecommunications equipment manufacturers acquiring smaller companies, and we expect that this will result in an increasing concentration of market share among these companies, many of whom are our customers.

          Our principal competitors in the sale of signal processing chips are Texas Instruments, Broadcom, Infineon, Centillium and Mindspeed. Several large manufacturers of generic signal processors, such as Motorola, Agere Systems and Intel have begun, or are expected to begin marketing competing processors. Our principal competitors in the communications board market are NMS Communications, Intel, Motorola, Cantata Technology, Acculab and PIKA Technologies, Inc.

          Our principal competitors in the area of analog media gateways (2 to 24 ports) for access and enterprise are Cisco Systems Inc., Mediatrix Telecom, Inc., Vega Stream Limited, Samsung, Innovaphone AG, Quintum Technologies, Tainet Communication System Corp., Welltech, Ascii Corp., D-Link Systems, Inc., Multitech Inc., Inomedia, OKI and LG,. In addition we face competition in low, mid and high density gateways from internal development at companies such as Nortel, Lucent, Alcatel, Siemens, Huawei, Ericsson, UTstarcom, ZTE and from Cisco Systems, Veraz Networks, Sonus Networks, Tekelec, General Bandwidth, Telica and Commatch.

          Our principal competitors in the media server market segment are Cantata Technology, NMS Communications, Convedia, IP Unity, Cognitronics and Aculab. In addition, we face competition in software-based and hardware-based media servers from internal development at companies such as Nortel, Lucent, Siemens, Motorola, Tekelec and Sonus Networks.

          We also face significant and increasing competition in the market for products utilized in the VoIP market. Our competitors in the market for VolP products include telecommunications companies, data communication companies and companies specializing in voice over IP products, some of which have greater name recognition, larger installed customer bases and significantly greater financial, technical, sales and marketing resources than we do.

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

          In the future, we may also develop and introduce other products with new or additional telecommunications capabilities or services. As a result, we may compete directly with telephone companies and other telecommunications infrastructure providers. Additional competitors may include companies that currently provide computer software products and services, such as telephone, media, publishing and cable television. The ability of some of ours competitors to bundle other enhanced services or complete solutions with VoIP products could give these competitors an advantage over us.

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

Offering to sell directly to carriers or system operators may expose us to requirements for service which we may not be able to meet.

          We also sell our products directly to telecommunications carriers, service providers or other end-users. We have traditionally relied on third party distributors and OEMs to test and or sell our products and inform us about the requirements of end-users. We have limited experience selling our products directly to end-user customers. Telecommunications carriers and other service providers have great bargaining power in negotiating contracts. Generally, contracts with end-users tend to be more complex and impose more obligations on us than contracts with third party distributors. Contracts with end-users may also require extensive support teams in the country where the end-user is deploying its network. We may be unable to meet the requirements of these contracts. If we are unable to meet the conditions of a contract with an end-user customer, we may be subject to liquidated damages or liabilities that could result in a material adverse effect on our results of operations.

          Selling directly to end-users may adversely affect our relationship with our current third party distributors upon whom we will continue to rely for a significant portion of our sales. Loss of third party distributors and OEMs, or a decreased commitment by them to sell our products as a result of direct sales by us, could adversely affect our sales and results of operations.

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

          Our customers expect us to maintain an inventory of products available for purchase off the shelf subsequent to the initial sales cycle for these products. This may require us to incur the costs of manufacturing inventory without having a purchase order for the products. The VoP industry is subject to rapid technological change and volatile customer demands, which result in a short product commercial life before a product becomes obsolete. If we are unable to sell products that are produced to hold in inventory, we may incur write offs and write downs as a result of slow moving items, technological obsolescence, excess inventories, discontinued products and products with market prices lower than cost. Write offs and write downs could adversely affect our operating results and financial condition. We wrote off and wrote down inventory in the amount of $835,000 in 2003, $1.2 million in 2004 and $1.2 million in 2005.

We are also facing pressure to deliver through customer hubs and to deliver locally from warehouses in the U.S.

          Some of our U.S. customers have requested us to maintain an inventory of products in the U.S. Some of these products held in inventory may be produced only for a specific customer. Maintaining additional inventory in the U.S. requires us to incur additional manufacturing costs and increases the risk that we will incur inventory write offs. Holding in inventory products manufactured for a specific customer results in additional warehouse and carrying costs and could result in additional write-offs if that customer does not purchase inventory manufactured specifically for it. If we are unable to sell inventory held in the U.S. that was not manufactured for a specific customer, we may need to incur additional shipping costs in order to sell the inventory in another country.

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

Our proprietary technology is difficult to protect, and our products may infringe on the intellectual property rights of third parties. Our business may suffer if we are unable to protect our intellectual property or if we are sued for infringing the intellectual property rights of third parties.

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

          Any intellectual property claims against us, even without merit, could cost us a significant amount of money to defend and divert management’s attention away from our business. We may not be able to secure a license for technology that is used in our products and we may face injunctive proceedings that prevent distribution and sale of our products even prior to any dispute being concluded. These proceedings may also have a deterrent effect on purchases by customers, who may be unsure about our ability to continue to supply their requirements. We may be forced to repurchase our products and compensate customers that have purchased such infringing products. We may be forced to redesign the product so that it becomes non-infringing, which may have an adverse impact on the results of our operations.

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

          In the United States, changes in governmental regulation are being considered that may negatively impact the VoIP telephony market. For example, the Federal Communications Commission (FCC) has to date treated providers of telephone services over the public Internet as “enhanced service providers”. Enhanced service providers are currently exempt from federal and state regulations governing common carriers, including the obligation to pay access charges. The FCC is examining the enactment of new regulations governing Internet telephony and the question of whether certain forms of telephone services over the Internet should be subject to the same FCC regulations as telecommunications services.

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

          On May 3, 2006, the FCC issued an order that requires interconnected VoIP service providers to be prepared to accommodate law enforcement wiretaps. The FCC found that VoIP services are covered by the Communications Assistance for Law Enforcement Act, or “CALEA”, which requires the FCC to preserve the ability of law enforcement agencies to conduct court-ordered wiretaps in the face of technological change. The FCC established a deadline of May 14, 2007 by which covered VoIP service providers must be in full compliance with all relevant CALEA requirements. VoIP service providers may have difficulties complying with this order in the required time frame, as well as any future orders issued by the FCC. Equipment and software manufacturers may have difficulty in complying with new technical requirements.

          On June 21, 2006, the FCC adopted a rule that requires VoIP service providers to help subsidize services in rural and low-income areas. The FCC rule requires contribution of 10.5% of a VoIP service provider’s long-distance revenue to the universal service fund if such long-distance calls pass through traditional phone networks.

          The cost of providing Internet phone service could increase as a result of these actions by the FCC which could result in slower growth and decreased profitability for this industry. The increase in regulation of VoIP services and the increase in the cost of these services could adversely affect sales of our products and adversely affect our results of operations.

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

We are subject to new regulations that will require us to use components based on environmentally friendly materials. Compliance with these regulations may increase our costs and adversely affect our results of operations.

          We are affected by new telecommunications industry regulations requiring the use of environmentally-friendly materials in telecommunications equipment. For example, pursuant to a European Community directive, telecom equipment suppliers are required to stop using specified materials that are not “environmentally friendly” by July 1, 2006. In addition, telecom equipment suppliers are required under this directive to eliminate the lead solders from their products by 2010. Some of our customers may also require products that meet higher standards than those required by the directive, such as complete removal of lead from all components. We will be dependent on our suppliers for components and sub-system modules, such as semiconductors and printed circuit boards, to comply with these requirements. Some of our products may not comply with this directive in 2006. We will attempt to comply with this directive in 2007. This may harm our ability to sell our products in the European Union and in any other countries that may adopt this directive.

          Compliance with this directive, especially with respect to the requirement that products eliminate lead solders, will require us to undertake significant expenses with respect to the re-design of our products. In addition, we may be required to pay higher prices for components that comply with this directive. We may not be able to pass these higher component costs on to our customers. We cannot at this point estimate the expense that will be required to redesign our products in order to include “environmentally friendly” components. We cannot be sure that we will be able to timely comply with these regulations, that we will be able to comply on a cost effective basis or that a sufficient supply of compliant components will be available to us. Compliance with these regulations could increase our product design costs. New designs may also require qualification testing with both customers and government certification boards. We cannot be certain of the reliability of any new designs that utilize non-lead components. In addition, the incorporation of new components may adversely affect equipment reliability and durability.

          Our inability or failure to comply with these regulations could have a material adverse effect on our results of operations. In addition, manufacturers of components that we use in our products that do not comply with these regulations may decide to stop manufacturing these components prior to the July 2006 compliance date. Similarly, manufacturers of components that use lead solders may decide to stop manufacturing those components prior to the 2010 compliance date. These actions by manufacturers of components could result in a shortage of components that could adversely affect our business and results of operations.

A significant portion of our revenues is generated outside of the U.S. and Israel. We intend to continue to expand our operations internationally and, as a result, our results of operations could suffer if we are unable to manage our international operations effectively.

          We generated 28% of our revenues in 2004 and 32% of our revenues in 2005 outside of the United States and Israel. Part of our strategy is to expand our penetration in existing foreign markets and to enter new foreign markets. Our ability to penetrate some international markets may be limited due to different technical standards, protocols or product requirements in different markets. Expansion of our international business will require significant management attention and financial resources. Our international sales and operations are subject to numerous risks inherent in international business activities, including:

—	economic and political instability in foreign countries;

—	staffing and managing foreign operations;

—	increased risk of collection; and

—	burdens that may be imposed by tariffs and other trade barriers.

          If we are unable to address these risks, our foreign operations may be unprofitable or the value of our investment in our foreign operations may decrease.

          Currently, our international sales are denominated primarily in dollars.Therefore, any devaluation in the local currencies of our customers relative to the dollar could cause customers to decrease or cancel orders or default on payment.

The prices of our products may become less competitive due to foreign exchange fluctuations.

          Foreign currency fluctuations may affect the prices of our products. Our prices in all countries are denominated primarily in dollars. If there is a significant devaluation in a specific country, the prices of our products will increase relative to the local currency and may be less competitive. We cannot be sure that our international customers will continue to place orders denominated in dollars. The use of the Euro has placed pressure on us to sell to European customers in Euro rather than dollar prices. Sales denominated in Euros could make our revenues subject to fluctuation in the Euro/dollar exchange rate.

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

          The success of our business also depends upon our continuing ability to attract and retain other highly-qualified management, technical, sales and marketing personnel. We need highly-qualified technical personnel who are capable of developing technologies and products and providing the technical support required by our customers. We are experiencing increasing competitive pressure with respect to retaining and hiring employees in the high technology sector in Israel, because technology-related businesses have resumed recruitment efforts after the reduction in demand for these types of employees following the slowdown in technology-related fields that began in 2001. If we fail to hire and retain skilled employees, our business may be adversely affected.

We intend to expand our business through acquisitions that could result in diversion of resources and extra expenses. This could disrupt our business and adversely affect our financial condition.

          Part of our strategy is to pursue acquisitions of, or investments in, businesses and technologies or to establish joint ventures to expand our business. For example, in 2005 we invested in MailVision Ltd. and CTI Squared Ltd, and increased our investment in Natural Speech Communication. In April 2003, we purchased a product group from Nortel Networks and in May 2004 we purchased Ai-Logix Inc., now known as AudioCodes USA Inc. We have recognized losses from the investment in Natural Speech Communication in our results of operations in each of the past three years.

          On May 16, 2006, we entered into an agreement to acquire Nuera Communications Inc., or Nuera, for $85 million in cash, subject to reduction for certain expenses, plus an earn out arrangement under which we have agreed to pay up to an additional $5 million if Nuera achieves certain revenue milestones during the first 12 months following consummation of the transaction. Nuera provides Voice over Internet Protocal (VoIP) infrastructure solutions for broadband and long distance networks. This transaction is significantly larger than our other acquisitions and investments to date. If all of the conditions to the transaction are satisfied and it is completed, we cannot be sure that we will be successful in integrating Nuera’s products, employees and operations into our organization or that we will be able to operate Nuera’s business in a profitable manner.

          The negotiation of acquisitions, investments or joint ventures, as well as the integration of acquired or jointly developed businesses or technologies, could divert our management’s time and resources. As Nuera is significantly larger than any other acquisition we have made, there is likely to be a greater diversion of management’s time and resources in connection with the consummation of this transaction and subsequent integration and operation of Nuera’s business. Acquired businesses, technologies or joint ventures may not be successfully integrated with our products and operations. We may not realize the intended benefits of any acquisition, investment or joint venture and we may incur future losses from any acquisition, investment or joint venture.

          In addition, acquisitions could result in:

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

We have not yet evaluated our internal controls over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act.

          We are required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act by no later than the end of our 2006 fiscal year. We are in the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404. This process may divert internal resources and will take a significant amount of time and effort to complete. If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures and reevaluate our financial reporting. We may experience higher than anticipated operating expenses as well as higher independent auditor fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to be compliant with Section 404. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in our being unable to obtain an unqualified report on internal controls from our independent auditors.

Risks Relating to Operations in Israel

Conditions in Israel affect our operations and may limit our ability to produce and sell our products.

          We are incorporated under the laws of the State of Israel, and our principal offices are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. Terrorist attacks against Israel have greatly intensified since September 2000, which have led to ongoing hostilities between Israel, the Palestinian Authority and other groups in the West Bank and Gaza Strip. The future of relations between the Palestinian Authority and Israel is uncertain. In January 2006, Hamas, an Islamic movement responsible for many attacks against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority. The election of a majority of Hamas-supported candidates is expected to be a major obstacle to relations between Israel and the Palestinian Authority, as well as to the stability in the Middle East as a whole.

          We cannot predict the effect on us of an increase in these hostilities or any future armed conflict, political instability or violence in the region. Some of our officers and employees in Israel are obligated to perform up to 36 days of military reserve duty annually and are subject to being called for additional active duty under emergency circumstances. We cannot predict the full impact of these conditions on us in the future, particularly if emergency circumstances or an escalation in the political situation occur. If many of our employees are called for active duty, our operations in Israel and our business may be adversely affected. Additionally, a number of countries continue to restrict or ban business with Israel or Israeli companies, which may limit our ability to make sales in those countries.

The Israeli rate of inflation may negatively impact our costs if it exceeds the rate of devaluation of the New Israeli Shekel against the U.S. dollar.

          A substantial portion of the cost of our Israeli operations, mainly personnel and facility-related, is incurred in New Israeli Shekels (NIS). In 2005, approximately 35% of our costs were incurred in NIS. As a result, we bear the risk that the rate of inflation in Israel will exceed the rate of devaluation of the New Israeli Shekel in relation to the dollar or that the timing of such devaluations were to lag considerably behind inflation, which will increase our costs as expressed in dollars.

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

          We benefit from certain government programs and tax benefits, particularly as a result of exemptions and reductions resulting from the “approved enterprise” status of our existing production facilities and programs in Israel. Until recently, the designation required advance approval from the Investment Center of the Israel Ministry of Industry, Trade and Labor (the Investment Center). To be eligible for these programs and tax benefits, we must continue to meet conditions relating principally to adherence to the approved programs and to periodic reporting obligations. We believe that we are currently in compliance with these requirements. However, if we fail to meet these conditions, we will be subject to corporate tax at the rate then in effect under Israeli law for such tax year.

          On April 1, 2005, an amendment to the law came into effect (“the Amendment”) which has significantly changed the provisions of the law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Beneficiary Enterprise, such as provisions generally requiring that at least 25% of the Beneficiary Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

          In addition, the law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, our existing “Approved Enterprises” will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the law as amended, will subject us to taxes upon distribution or liquidation and we may be required to record a deferred tax liability with respect to such tax-exempt income.

          In 2005, we recognized a grant of $417,000 from the Government of Israel, through the Office of the Chief Scientist, or the OCS, for the financing of a portion of our research and development expenditures in Israel. The OCS budget has been subject to reductions, which may affect the availability of funds for these prospective grants and other grants in the future. As a result, we cannot be certain that we will continue to receive grants at the same rate, or at all. In addition, the terms of any future OCS grants may be less favorable than our past grant.

The government grants we have received for research and development expenditures limit our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties.

          In connection with research and development grants received from the OCS, we must pay royalties to the OCS on the revenue derived from the sale of products, technologies and services developed with the grants from the OCS. The terms of the OCS grants and the law pursuant to which grants are made restrict our ability to manufacture products or transfer technologies developed outside of Israel if OCS grants funded the development of the products or technology. A recent amendment to the relevant law may facilitate the transfer of technology or know-how developed with the funding of the OCS to third parties outside of Israel, but any future transfer would still require the approval of the OCS, which may not be granted, and is likely to involve a material payment to the OCS. This restriction may limit our ability to enter into agreements for those products or technologies without OCS approval. We cannot be certain that any approval of the OCS will be obtained on terms that are acceptable to us, or at all.

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

It may be difficult to enforce a U.S. judgment against us, our officers and directors or to assert U.S. securities law claims in Israel.

          We are incorporated in Israel. Substantially all of our executive officers and directors are nonresidents of the United States, and a majority of our assets functional currency and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any such persons. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters. Additionally, there is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel.

Israeli law may delay, prevent or make difficult a merger with or an acquisition of us, which could prevent a change of control and therefore depress the price of our shares.

          Provisions of Israeli law may delay, prevent or make undesirable a merger or an acquisition of all or a significant portion of our shares or assets. Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions may limit the price that investors may be willing to pay in the future for our ordinary shares. In addition, our articles of association contain certain provisions that may make it more difficult to acquire us, such as a staggered board and the ability of our board of directors to issue preferred stock. Furthermore, Israel tax considerations may make potential transactions undesirable to us or to some of our shareholders. See “Description of Share Capital--Possible Anti-Takeover Effects.”

Risks Relating to our Ordinary Shares and our Notes

The price of our ordinary shares may fluctuate significantly.

          The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Between January 1, 2004 and June 16, 2006, our share price has fluctuated from a low of $8.48 to a high of $17.00 The following factors may cause significant fluctuations in the market price of our ordinary shares:

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

Our ordinary shares are listed for trading in more than one market and this may result in price variations.

          Our ordinary shares are listed for trading on the Nasdaq Stock Market, or Nasdaq, and on The Tel-Aviv Stock Exchange, or TASE. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on Nasdaq and New Israeli Shekels on TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Actual trading volume on the TASE is generally lower than trading volume on Nasdaq, and as such could be subject to higher volatility. The trading prices of our ordinary shares on these two markets often differ resulting from the factors described above, as well as differences in exchange rates. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

Our notes are effectively subordinated to our existing and future secured indebtedness and structurally subordinated to existing and future indebtedness and other liabilities of our subsidiaries.

          Our notes are general, unsecured obligations and are effectively subordinated to any existing and future secured indebtedness we may have. In addition, our notes are not guaranteed by our subsidiaries or any future subsidiaries and, accordingly, our notes are effectively subordinated to the existing and future indebtedness and other liabilities of our subsidiaries. These liabilities may include indebtedness, trade payables, guarantees, lease obligations and letter of credit obligations. Therefore, our rights and the rights of our creditors, including the holders of the notes, to participate in the assets of any subsidiary upon that subsidiary’s liquidation or reorganization will be subject to the prior claims of the subsidiary’s creditors, except to the extent that we may ourselves be a creditor with recognized claims against the subsidiary. However, even if we are a creditor of one of our subsidiaries, our claims would still be effectively subordinated to any security interests in, or mortgages or other liens on, the assets of that subsidiary and would be subordinate to any indebtedness of the subsidiary senior to that held by us. As of June 16, 2006, our existing subsidiaries had no outstanding indebtedness (excluding intercompany debt and other liabilities).

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

Holders of our notes are not entitled to any rights with respect to our ordinary shares, but they are subject to all changes made with respect to our ordinary shares.

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

          On November 9, 2009, November 9, 2014 or November 9, 2019, or upon specified fundamental changes relating to us, each holder of the notes may require us to purchase for cash all or a portion of such holder’s notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest, if any, on such notes to but excluding the date of purchase. In addition, in the case of certain fundamental changes occurring before November 9, 2009, we may be required to pay a make-whole premium to holders of the notes. We cannot be sure that we will have sufficient financial resources to purchase the notes for cash, or will be able to raise debt financing if we are required to purchase the notes at the option of the holders of such notes or upon the occurrence of a fundamental change. This repurchase requirement may also delay or make it harder for others to obtain control of us.

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

          Based on the composition of our gross income and the composition and value of our gross assets during 2004 and 2005, we do not believe that we would be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for either the 2004 or 2005 tax year.While it is possible that we would have been classified as a PFIC in 2001, 2002 and 2003, there can be no assurance that we will not be treated as a PFIC in any future tax year. If we are a PFIC for any tax year, U.S. shareholders who owned our ordinary shares during such year may be subject to increased United States federal income tax liabilities and reporting requirements for such year and succeeding years, even if we are no longer a PFIC in such succeeding years. We urge U.S. holders of our ordinary shares to review Item 10E. – “Taxation – United States Tax Considerations – United States Federal Income Taxes – Passive Foreign Investment Company Status” in this Annual Report and to consult their own tax advisors with respect to the U.S. federal income tax consequences of an investment in our ordinary shares.

	ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

          AudioCodes Ltd. was incorporated in 1992 under the laws of the State of Israel. Our principal executive offices are located at 1 Hayarden Street, Airport City, Lod, 70151 Israel. Our telephone number is 972-3-976-4000.

Major Developments since January 1, 2005

Agreement to Acquire Nuera Communications Inc.

          On May 16, 2006, we entered into an Agreement and Plan of Merger with Nuera Communications, Inc., or Nuera, a leading provider of Voice over Internet Protocol, or VoIP, infrastructure solutions for broadband and long distance networks. Nuera, which is headquartered in San Diego, California, designs, manufactures and sells packet voice gateways to communication service providers worldwide. Its products work over a variety of media (cable, wireless, copper and fiber). Nuera’s Open Reliable Communications Architecture, or ORCA, product portfolio of VoIP gateways, softswitches and management systems provide telephony solutions for cable and digital subscriber line, or DSL, networks, international long distance networks and enterprise networks. Nuera has a broad client base in North America as well as in Asia and Europe. Nuera is headquartered in San Diego, California.

          The consideration for the transaction will consist of $85 million in cash, subject to reduction for certain expenses, plus an earn out arrangement under which we have agreed to pay up to an additional $5 million if Nuera achieves certain revenue milestones during the first 12 months after consummation of the transaction. There will be an escrow of $7.5 million of the purchase price paid at closing for a period of one year following closing, to secure up to $7.5 million of certain indemnification obligations under the merger agreement. Upon the consummation of the merger, Nuera will become a wholly-owned subsidiary of AudioCodes USA.

          The transaction is subject to customary conditions for transactions of this nature, including antitrust clearance under the Hart-Scott-Rodino Antitrust Improvement Act and other regulatory approvals. If these conditions are satisfied, the transaction is expected to be consummated early in the third quarter of 2006. The transaction has been approved by our board of directors and by the board of directors and stockholders of Nuera. We cannot be sure that the acquisition of Nuera will be consummated when anticipated or at all.

Other Recent Developments

          Acquisition of AudioCodes USA Inc (formerly called Ai-Logix Inc.)

          In May, 2004, we acquired all of the outstanding shares of capital stock of Ai-Logix Inc., now known as AudioCodes USA, a leading provider of advanced voice recording hardware technology located in Somerset, New Jersey.

          AudioCodes USA is a strategic provider of voice and data hardware integration cards for the call recording and voice/data logging industry. AudioCodes USA provides a wide variety of voice processing cards to its customers, which include contact centers, public safety agencies, financial institutions, air traffic control and other government agencies. Its products include proprietary public exchange integration products as well the SmartWORKS™ family of products that are designed for all segments of the call recording industry. AudioCodes USA offers voice processing cards that support all three product segments in the call recording industry, including passive analog trunk interface cards, passive digital trunk interface cards and passive digital PBX telephone set integration cards.

          Recent trends evidence a growing momentum in the use of VoP technology in new network deployments and an expected shift of communications budgets in the enterprise market towards IP-based architectures. The call recording industry is experiencing similar trends. According to Datamonitor, the contact center market and the call logging and recording industries are rapidly adopting IP-based networking solutions. A significant portion of future voice recording and call logging revenues are expected to be generated from deployments of VoIP architectures. We believe that our acquisition of AudioCodes USA will enhance our board line business and provide an entry into the call recording market and computer telephony integration (CTI) market by leveraging our VoP expertise with AudioCodes USA’s technology, strategic partnerships and customer base.

          Acquisition of UAS

          In April 2003, we purchased from Nortel Networks Limited selected assets of its Universal Audio Server business, or UAS. As part of the transaction, Nortel Networks granted to us a license to use its UAS technology. We undertook to act as an exclusive supplier to Nortel Networks for its UAS products over a period of three years that ended in April 2006.

          The UAS products provide enhanced conferencing, multi-language announcement functionality, and other regulatory media server applications for voice over packet networks. We are seeking to leverage the UAS product and technology in order to further enhance our media server products and increase related sales.

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

Introduction

          We design, develop and market enabling technologies and system products for the transmission of voice, data and fax communications over packet networks, which we refer to as the new voice infrastructure. Our products enable our customers to build high-quality packet networking equipment and network solutions and provide the building blocks to connect traditional telephone networks to the new voice infrastructure. Our products are sold to leading original equipment manufacturers, or OEMs, system integrators and network equipment providers in the telecommunications and networking industries.

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

—

Competition in the telecommunications industry. Competitive local exchange carriers and alternative carriers are trying to penetrate the local telephone market with varying degrees of success by bypassing the incumbent local telephone company network through the use of emerging packet technologies in new functions like telephony transmission over cable networks and digital subscriber line networks. In addition, there is a growth of toll bypass service providers, who seek to use public or private networks in order to bypass incumbent networks. Although these new and traditional service providers are not our direct customers, they are creating market demand for equipment manufactured by our customers. The surge in data traffic and the growth in overall volume and capacity of infrastructures have also created a need for new infrastructure equipment that is capable of more efficient utilization of the available networks.

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

—

Provision of different services. As VoIP gains wide acceptance, service providers are looking for ways to differentiate themselves other than by offering cheaper services. This has led to the emergence of wide band vocoders that use a higher sampling rate than used in legacy TDM networks, allowing service providers to offer very high quality voice and music transmission over IP networks.

—

Broadband Access. The transmission of voice telephony is expected to increase as access to high speed broad band internet connections grows. Voice telephony over broadband depends on voice over packet technologies.

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

—

Multiple and comprehensive product lines. We address both the standards-based open telecommunications architecture market or the proprietary system market, we are able to address both segments. We can do this because we enable our customers to offer multiple applications and address different market segments. For example, our voice over IP communications boards target the open telecommunications architecture market, while our signal processors, modules and voice packetization software target the proprietary system market. Our analog and digital media gateways target access, trunking and enterprise applications and our digital media gateways target wireless, wireline and cable networks.

—

Extensive feature set. Our products incorporate an extensive set of signal processing functions and features (such as coders, fax processing and echo cancellation), functionalities (such as H.323, Media Gateway Control Protocol (MGCP), Trunking Gateway Control Protocol (TGCP), Media Gateway Control (Megaco) and Session Initiated Protocol (SIP)) and implement a complete system. We offer the ability to manage multiple channels of communications working independently of each other, with each channel capable of performing all of the functions required for voice compression, fax and modem transmission, telephone signaling processing and other functions. These functions include voice, fax or data detection, echo cancellation, telephone tone signal detection and generation and other telephony signaling processing.

—	Cost effective solutions. We are able to address different market segments and applications with the same hardware platforms thus providing our customers with efficient and cost effective solutions.

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

—

VoIPerfectTM architecture. Our VoIPerfect architecture serves as the underlying technology platform common to all of our products since 1998. VoIPerfectTM is regularly updated and upgraded with features and functionalities required to comply with evolving standards and protocols. VoIPerfectTM architecture comprises VoP digital signal processing, or DSP, software and media streaming embedded software, integrated public telephone switched network, or PTSN, signaling protocols and VoIP standard control protocols, provisioning and management engines. Additional features enable carrier-grade quality and high availability. VoIPerfectTM architecture components are available in AudioCodes’ products at various levels of integration -- from the chip level, through peripheral component interconnect Mezzanine Card, or PMC, modules and PCI/compact PCI (cPCI) blades, to high-availability and non-high-availability analog and digital media gateway platforms.

Business Strategy

          Our goal is to be the leading provider of enabling technologies and products for the transmission of voice, data and fax over packet networks. The following are key elements of our strategy:

—

Maintain and extend technological leadership. We intend to capitalize on our expertise in voice compression technology and proficiency in designing voice communications systems. In 1995, we co-authored the ITU G.723.1 voice coding standard that was adopted by the Voice over IP Forum as the recommended standard for use in voice over IP gateways. In 1998, we introduced NetCoder®, a new voice coder that was designed specifically for IP networks. In 2001, we introduced TrunkPack® 1610, a cPCI Telephony board supporting PSTN, signaling, MGCP and MEGACO call controls. In 2002, we introduced the MediantTM Media Gateways as part of our initiative to provide complete media gateways to our network equipment provider. In 2002, we also launched our media server product family to support IP-based local access and enhanced services for wireless, cable, voice virtual private network and IP centrex markets. We continually upgrade our product lines with additional functionalities, interfaces and densities. We have invested heavily and are committed to continued investment in developing technologies that are key to providing high performance voice, data and fax transmission over packet networks and to be at the forefront of technological evolution in our industry.

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

—

Acquire complementary businesses and technologies. We expect to pursue the acquisition of complementary businesses and technologies or the establishment of joint ventures to broaden our product offerings, enhance the features and functionality of our systems, increase our penetration in targeted markets and expand our marketing and distribution capabilities. As part of this strategy, we acquired the UAS business from Nortel in April 2003 and AudioCodes USA, formerly known as Ai-Logix, in May 2004. We also entered into an agreement to acquire Nuera in May 2006.

Products

          Our products facilitate the transmission of voice, data and fax over packet networks. To date, we have incorporated our algorithms, technologies and systems design expertise in product lines:

—	voice over packet processors;

—	media gateway modules (TrunkPack® Modules);

—	VoIP and VoATM communication boards (TrunkPack®);

—	media processing boards for enhanced services and functionalities such as conferencing and messaging (IPmediaTM);

—	voice and data logging hardware integration board products;

—	analog media gateways for toll bypass access and enterprise applications;

—	digital media gateways with various capacities for wireless, wireline (MediantTM) and cable (MediantTM Cable);

—	media server for enhanced services and functionalities such as conferencing and messaging (IPmedia™ Media Servers); and,

—	Element management system (EMS).

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

Digital Media Gateways with Various Capacities for Wireless) Wireline (MediantTM) and Cable (MediantTM Cable.)

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

          The MediantTM cable access gateway family is our line of packet telephony standards-compliant cable access gateways designed for either hybrid or all IP cable network architecture. The Mediant cable access gateway enables deployment of advanced packet-based cable telephony at multiple service operators own pace, without costly hardware changes. The MediantTM cable access gateway can be initially deployed as a V5.2 IP access terminal and then easily migrated by software upgrade to a cable telephony media gateway with external call management provided by a softswitch and an SS7 interface to the PSTN. Our Mediant wireless product line is our family of media gateways for the second and third generations of wireless networks. The Mediant™ for the wireless market is intended to enable packetization of legacy wireless networks, as well as serving as a voice media gateway in third generation packet enabled architecture. This product family is compatible with popular wireless voice coders and protocols for wireless networks such as code-division multiple access (CDMA), global system for mobile communications (GSM), CDMA2000 and universal mobile telecommunications service (UMTS), and builds on our TrunkPack® architecture, which is installed in millions of lines worldwide.

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

Element Management System (EMS)

          Our Element Management System (EMS), is an advanced solution for centralized, standard-based management of our VoP gateways, covering all areas vital to the efficient operations, administration, management and provisioning of our MediantTM and MediaPackTM VoP gateways.

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

Customers

          Our customers consist of OEMs, network equipment providers and systems integrators, carriers and distributors. Historically, we have derived the majority of our revenues from sales to a small number of customers. The identities of our principal customers have changed and we expect that they will continue to change, from year to year. We expect that a small number of customers will continue to account for a large percentage of our sales. Sales to Nortel Networks accounted for 18.6% of our revenues in 2004 and 16.3% of our revenues in 2005. No other customer accounted for more than 5.0% of our revenues in 2004 or in 2005.

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

          We utilize contract manufacturing for substantially all of our manufacturing processes. Until the third quarter of 2002, all of our boards, modules and analog media gateways were assembled by third-party subcontractors in Israel. Since the third quarter of 2002, we have extended our manufacturing capabilities through third party subcontractors in the United States and in China. Our subsidiary, AudioCodes USA, utilizes third-party subcontractors in the United States and Mexico to manufacture its products. Our internal manufacturing activities consist primarily of the production of prototypes, test engineering, materials purchasing and inspection, final product configuration and quality control and assurance.

Industry Standards and Government Regulations

          Our products must comply with industry standards relating to telecommunications equipment. Before completing sales in a country, our products must comply with local telecommunications standards, recommendations of quasi-regulatory authorities and recommendations of standards-setting committees. In addition, public carriers require that equipment connected to their networks comply with their own standards. Telecommunication-related policies and regulations are continuously reviewed by governmental and industry standards-setting organizations and are always subject to amendment or change. Although we believe that our products currently meet applicable industry and government standards, we cannot be sure that our products will comply with future standards.

          We are subject to telecom industry regulations and requirements set by telecommunication carriers that address a wide range of areas including quality, final testing, packaging and use of environmentally friendly components. We are making efforts to comply with the European Union’s Restriction of Hazardous Substances Directive that requires telecom equipment suppliers to stop the usage of some materials that are not environmentally friendly by July 1, 2006. Some of our products may not comply with this directive in 2006. We will attempt to comply with this directive in 2007. These materials include cadmium, hexavalent chromium, lead, mercury, polybrominated biphenyls and polybrominatel diphenyl ethers. Under the directive, an extension for compliance through 2010 was granted with respect to the usage of lead in solders in telecommunication equipment. We expect that other countries, including countries we operate in, will adopt similar directives or other additional regulations.

Competition

          Competition in our industry is intense and we expect competition to increase in the future. Our competitors currently sell products that provide similar benefits to those we sell. There has been a significant amount of merger and acquisition activity and strategic alliances, frequently involving major telecommunications equipment manufacturers acquiring smaller companies, and we expect that this will result in an increasing concentration of market share among these companies, many of whom are our customers.

          Our principal competitors in the sale of signal processing chips are Texas Instruments, Broadcom, Infineon, Centillium and Mindspeed. Several large manufacturers of generic signal processors, such as Motorola, Agere Systems and Intel have begun or are expected to begin marketing competing processors. Our principal competitors in the communications board market are NMS Communications, Intel, Motorola, Cantana Technology, Acculab and PIKA Technologies, Inc.

          Our principal competitors in the area of analog media gateways (2 to 24 post) for access and enterprise are Cisco Systems Inc., Mediatrix Telecom, Inc., VegaStream Limited, Samsung, Innovaphone AG, Quintum Technologies, Tainet Communication System Corp., Welltech, Ascii Corp, D-Link Systems, Inc., Multitec Inc., Innomedia, OKI and LG. In addition we face competition in low, mid and high density gateways from internal development at companies such as Nortel, Lucent, Alcatel, Siemens, Huawei, Ericsson, UTstarcom, ZTE and from Cisco Systems, Veraz Networks, Sonus Networks, Tekelec, General Bandwidth, Telica and Commatch.

          Our principal competitors in the media server market segment are Cantana Technology, NMS Communications, Convedia, IP Unity, Cognitronics and Aculab. In addition, we face competition in software-based and hardware-based media servers from internal development at companies such as Nortel, Lucent, Siemens, Motorola, Tekelec and Sonus Networks.

          We also face significant and increasing competition in the market for products utilized in the VoIP market. Our competitors in the market for VolP products include telecommunications companies, data communication companies and companies specializing in voice over IP products, some of which have greater name recognition, larger installed customer bases and significantly greater financial, technical, sales and marketing resources than we do.

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

          In the future, we may also develop and introduce other products with new or additional telecommunications capabilities or services. As a result, we may compete directly with other telecommunications infrastructure providers. Additional competitors may include companies that currently provide computer software products and services, such as telephone, media, publishing and television. The ability of some of ours competitors to bundle other enhanced services or complete solutions with VoIP products could give these competitors an advantage over us.

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

          We have entered into technology licensing fee agreements with third parties. We expect that in the ordinary course of business we may be required to enter into additional licensing agreements. Under one agreement, we agreed to pay a third party royalty fees until 2008, based on 0.3% - 0.9% of our revenues.

Legal Proceedings

          We are not a party to any material legal proceedings.

C.	ORGANIZATIONAL STRUCTURE

List of Significant Subsidiaries

          AudioCodes Inc., our wholly-owned subsidiary, is a Delaware corporation.

          AudioCodes National Inc., a wholly-owned subsidiary of AudioCodes Inc., is a Delaware corporation.

          AudioCodes USA Inc. formerly known as Ai-Logix, a wholly owned subsidiary of AudioCodes Inc., is a Delaware corporation

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

          Our U.S. subsidiary, AudioCodes USA, Inc., leases a 29,000 square foot facility in Somerset. New Jersey.

          We believe that these properties are adequate to meet our current needs. We may need to increase the size of our current facilities, seek new facilities, close certain facilities or sublease portions of our existing facilities in order to address our needs in the future.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

          None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

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

Critical Accounting Estimates

          Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles, or US GAAP. These accounting principles require management to make certain estimates, judgments and assumptions based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented.

          On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition and allowance for sales returns, allowance for doubtful accounts, inventories, investment in an affiliated companies, goodwill and income taxes and valuation allowance. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

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

          Management believes the significant accounting policies that affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and are the most critical to aid in fully understanding and evaluating AudioCodes’ reported financial results include the following:

—	Revenue recognition and allowance for sales returns;

—	Inventories;

—	Investment in affiliated companies;

—	Goodwill; and

—	Income taxes and valuation allowance.

Revenue Recognition and Allowance for Sales Returns

          We generate our revenues primarily from the sale of products. We sell our products through a direct sales force and sales representatives. Our customers include original equipment manufacturers (OEMs), network equipment providers, systems integrators and distributors in the telecommunications and networking industries, all of whom are considered end users.

          Revenues from products are recognized in accordance with Staff Accounting Bulleting (“SAB”) No. 104, “Revenue Recognition in Financial Statements” when the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the product has occurred, (iii) the fee is fixed or determinable and (iv) collectability is probable. We have no obligation to customers after the date on which products are delivered, other than pursuant to warranty obligations and any applicable right of return. We generally grant our customers the right of return or the ability to exchange a specific percentage of the total price paid for products they have purchased over a period of three months for other products.

          We maintain a provision for product returns and exchanges. This provision is based on historical sales returns, analysis of credit memo data and other known factors.This provision amounted to $294,000 in 2003, $619,000 in 2004 and $545,000 in 2005.

          Revenues from the sale of products which were not yet determined to be final sales due to market acceptance or technological compatibility were deferred and included in deferred revenues.

Inventories

          Inventories are stated at the lower of cost or market value. Cost is determined using the “moving average cost” method for raw materials and on the basis of direct manufacturing costs for finished products. We periodically evaluate the quantities on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs and write-down provisions are provided to cover risks arising from slow moving items, technological obsolescence, excess inventories, discontinued products and for market prices lower than cost. We wrote-off and wrote-down inventory in a total amount of $835,000 in 2003, $1.2 million in 2004 and $1.2 million in 2005.

Investment in Affiliated Companies

          Through December 31, 2005, we had invested an aggregate of $2.5 million in a privately-held company engaged in speech recognition. In addition, during 2005, we granted convertible loans in the amount of $611,000. We currently own approximately 41% of the equity in this company. This investment is accounted for by the equity method and is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. As of December 31, 2005, based on management’s most recent analyses, no impairment losses have been identified in connection with this investment.

          In July, 2005, we had invested $707,000 in an unrelated privately-held company and currently own 19.5% of its Ordinary shares. This investment is accounted for by the equity method and is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. As of December 31, 2005, based on management’s most recent analyses, no impairment losses have been identified in connection with this investment.

Goodwill

          SFAS No.142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment at the reporting unit level by comparing the fair value of the reporting unit with its carrying value. We operate in one operating segment, and this segment comprises our only reporting unit. In connection with our acquisition of selected assets of UAS, we recorded $4.3 million of goodwill in 2003 and $1.0 million of goodwill in 2004. We recorded $3.8 million of goodwill in 2004 in connection with our acquisition of AudioCodes USA, formerly Ai-Logix. We paid an additional $10 million in March 2005 based on the achievement of revenue milestones and additional terms by AudioCodes USA during 2004 and 2005. This contingent was recorded as part of the acquisition cost as additional goodwill during 2005. The Goodwill was reduced in the amount of $ 456,000 upon utilization of pre–acquisition carry forward tax losses in accordance with SFAS No. 141. Goodwill in connection with the UAS and AudioCodes USA acquisitions was reviewed for impairment during the fourth quarter of 2005. No impairment losses have been identified in connection with these acquisitions.

Income taxes and valuation allowance

          As part of the process of preparing our consolidated financial statements, we are required to estimate our income tax expense in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure, which is accrued as taxes payable, together with assessing temporary differences resulting from differing treatment of items and for tax and accounting purposes. These differences result in deferred tax assets, which are included within our consolidated balance sheet. We may record a valuation allowance to reduce our deferred tax assets to the amount of future tax benefit that is more likely than not to be realized.

          Although we believe that our estimates are reasonable, there is no assurance that the final tax outcome and the valuation allowance will not be different than those which are reflected in our historical income tax provisions and accruals.

          We have filed or are in the process of filing federal, state and foreign tax returns that are subject to audit by the respective tax authorities. Although the ultimate outcome is unknown, we believe that adequate amounts have been provided for and any adjustments that may result from tax return audits are not likely to materially adversely affect our consolidated results of operations, financial condition or cash flows.

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

          Our headquarters and R&D facilities are located in Israel with an R&D extension in the U.S. We have other offices located in Europe, the Far East, and Latin America.

          Effective January 1, 2006, we account for stock-based compensation in accordance with Statement of Financial Accounting Statements Standards No. 123R- “Share-Based Payments”. SFAS No. 123(R) requires the fair value of all equity-based awards granted to employees to be recognized in financial statements beginning in the first quarter of 2006. The result is that we are required to record an expense with respect to stock option grants, even if the exercise price of the stock options is equal to the market price of the underlying shares on the date of grant. The adoption of SFAS No. 123(R) is expected to have a material adverse effect on our results of operations, although it will have no impact on our overall financial position or cash flows. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under accounting principles in effect through 2005. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption.

          Nortel Networks accounted for 14.3% of our total revenues in 2003, 18.6% of our total revenues in 2004 and 16.3% of our revenues in 2005. Our top five customers accounted for 34.2% of our total revenues in 2003, 35.7% of our total revenues in 2004 and 31.1% of our revenues in 2005. Based on our experience, we expect that our largest customers may change from period to period. If we lose a large customer and fail to add new customers to replace lost revenue our operating results may be materially adversely affected.

          Revenues based on the location of our customers for the last three fiscal years are as follows:

	2003	2004	2005

Americas	56.9%	62.3%	57.5%
Far East	23.7	14.3	12.5
Europe	12.6	13.3	19.4
Israel	6.8	10.1	10.6

Total	100.0%	100.0%	100.0%

          Part of our strategy involves the acquisition of complementary businesses and technologies. Our first strategic acquisition involved the purchase of the UAS product group from Nortel Networks in April 2003. This acquisition added new media server technology and products that we could offer to our customers and provided us with research and development capability in the United States. As a result of our supply agreement with Nortel in connection with this transaction, we significantly increased our sales to Nortel from the relativity small amount of sales in 2002 prior to the acquisition, with sales to Nortel accounting for 16.3% of our revenues in 2005 compared to 18.6% of our revenues in 2004 and 14.3% of our revenues in 2003. We expect that sales to Nortel will continue to account for a high percentage of our revenues in 2006.

          We completed a second acquisition in May 2004, acquiring AudioCodes USA formerly Ai-Logix, a leading provider of advanced voice recording hardware technology. We believe that this acquisition has enhanced our board line business and provides an entry into the call recording market and the computer telephony integration, or CTI, market by leveraging our VoP expertise with the technology, strategic partnerships and customer base of AudioCodes USA. We paid $10.0 million in cash at the closing of the transaction. We paid an additional $10.0 million in March 2005 based on the achievement of revenue milestones and additional terms by the AudioCodes USA during 2004 and 2005. The payment was recorded as part of the acquisition cost as additional goodwill in accordance with the provisions of SFAS No. 141 in 2005.

          The increase in the percentage of our revenues in 2005 from customers located in Europe was due to increased sales in Eastern Europe. The increase in the percentage of our revenues from customers located in the Americas during 2004 was primarily the result of our increased sales in the United States due to increased sales to Nortel and inclusion of sales by AudioCodes USA.

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

          The accelerated demand for Voice over IP, or VoIP, technology has impacted our business during the last three years. Over the past three years, the shift from traditional circuit-switched networks to next generation packet-switched networks continued to gain momentum. As data traffic becomes the dominant factor in communications, service providers are building and maintaining converged networks for integrated voice and data services. In addition, underdeveloped markets without basic wireline service in countries such as China and India and certain countries in Eastern Europe are beginning to use VoP technology to deliver voice and data services that were previously unavailable. These trends are helping to overcome the downturn in the telecommunications industry that affected us during previous years.

          Unfavorable economic conditions affected the communications sector during the period from 2000 to 2003. This caused a decrease in our revenues from 2000 to 2001 and from 2001 to 2002. It also resulted in our net losses in 2001, 2002 and 2003. Sales of products, particularly for applications in converged networks, to OEMs for use by large service providers declined significantly during these periods. In response to our revenue decreases, we implemented expense control programs to reduce operating expenses, while at the same time we continued to invest in developing products that we believe our customers will need as the market for telecommunications equipment improves. Many companies that had reduced their capital expenditures during the recent economic downturn have begun to invest again in their communications networks. The acceptance of next generation packet-switched networks is contributing to these infrastructure investments as enterprises and service providers begin to increase their use of IP networks for data traffic, such as fax transmissions, and VoIP. These improving market conditions helped our revenues to increase in 2003, 2004 and 2005, and we expect our revenues in 2006 to exceed our revenues in 2005.

Results of Operations

          The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of total revenues for the periods indicated:

	Year Ended December 31,

	2003	2004	2005

Statement of Operations Data:

Revenues	100.0%	100.0%	100.0%
Cost of revenues	45.3	41.5	40.6

Gross profit	54.7	58.5	59.4
Operating expenses:
Research and development, net	35.0	24.2	21.1
Selling and marketing	32.9	24.0	22.4
General and administrative	9.2	5.9	5.2

Total operating expenses	77.1	54.1	48.7

Operating income (loss)	(22.4)	4.4	10.7
Financial income, net	4.3	2.6	2.1
Equity in losses of affiliated companies, net	1.0	0.6	0.6

Income (loss) before taxes on income	(19.1)	6.4	12.2
Taxes on income	-	0.3	0.7

Net income (loss)	(19.1)%	6.1%	11.5%

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

          Revenues. Revenues increased 40.0% to $115.8 million in 2005 from $82.8 million in 2004. The increase in revenues was primarily due to an increase of $15.0 million in sales in the United States derived mainly from the inclusion of the results of AudioCodes USA for all of 2005. In 2004, the results of AudioCodes USA were included only beginning with its acquisition in May 2004. Sales in Europe increased by $11.5 million primarily as a result of higher demand in Eastern Europe for our products. Our increase in revenues in 2005 also reflected the increased interest and activity in the market for packet-based VoIP products.

          Gross Profit. Cost of revenues includes the manufacturing cost of hardware, quality assurance, overhead related to manufacturing activity and technology licensing fees payable to third parties. Gross profit increased to $68.8 million in 2005 from $48.4 million in 2004. Gross profit as a percentage of revenues increased to 59.4% in 2005 from 58.5% in 2004. The increase in our gross profit percentage was primarily a result of higher sales volume that allowed us to leverage our operations as our manufacturing overhead was spread over a larger sales base. In addition, the improvement in gross margin was due to favorable product mix in 2005. The increase in gross profit percentage was also due to our ability to offset the continued decline in average selling prices of our products with a reduction in manufacturing costs. The reduction in manufacturing costs was primarily due to a reduction in our raw material costs.

          Research and Development Expenses. Research and development expenses consist primarily of compensation and related costs of employees engaged in ongoing research and development activities, development-related raw materials and the cost of subcontractors. Research and development expenses increased 22.0% to $24.4 million in 2005, from $20.0 million in 2004 and decreased as a percentage of revenues to 21.1% in 2005 from 24.2% in 2004. The increase in net research and development expenses was primarily due to additions to our research and development personnel resulting from the acquisition of AudioCodes USA during the second quarter of 2004. We expect that research and development expenses will continue to increase in absolute dollar terms as a result of our continued development of new products.

          Selling and Marketing Expenses. Selling and marketing expenses consist primarily of compensation for selling and marketing personnel, as well as exhibition, travel and related expenses. Selling and marketing expenses increased 30.4% in 2005 to $25.9 million from $19.9 million in 2004. As a percentage of revenues, selling and marketing expenses decreased to 22.4% in 2005 from 24.0% in 2004. The increase in selling and marketing expenses was primarily due to an increase in selling and marketing personnel and associated expenses, as well as additional personnel as a result of the acquisition of AudioCodes USA. We expect that selling and marketing expenses will continue to increase in absolute dollar terms as a result of an expected increase in our sales force and marketing activities.

          General and Administrative Expenses. General and administrative expenses consist primarily of compensation for finance, human resources, general management, rent, network and bad debt reserve, as well as insurance and professional services expenses. General and administrative expenses increased 23.8% to $6.0 million in 2005 from $4.9 million in 2004. As a percentage of revenues, general and administrative expenses decreased to 5.2% in 2005 from 5.9% in 2004. The increase in general and administrative expenses in 2005 was primarily the result of consolidating the expenses of our AudioCodes USA subsidiary, which was acquired in May 2004. We expect that general and administrative expenses will increase in absolute dollar terms to support our expected growth.

          Equity in Losses of Affiliated Companies. Equity in losses of affiliated companies were $693,000 in 2005 compared to $516,000 in 2004. We believe that the products being developed by affiliated companies may enable us to enter new markets and to offer new products.

          Financial Income, Net. Financial income consists primarily of interest derived on cash and cash equivalents, short-term and long-term marketable securities, short-term and long-term bank deposits and structured notes, net of interest accrued in connection with our senior convertible notes and bank charges. Financial income, net, in 2005 was $2.5 million compared with financial income of $2.2 million in 2004. The increase in financial income during 2005 was primarily due to higher interest rates and interest income, net, on the $120.2 million of net proceeds from our sale of senior convertible notes in November 2004.

          Taxes on Income Our effective tax rate was 5.2% in 2004 and 5.6% in 2005. These relatively low tax rates were mainly achieved as a result of the Approved Enterprise status granted to our production facilities in Israel.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

          Revenues. Revenues increased 87.1% to $82.8 million in 2004 from $44.2 million in 2003. The increase in revenues was primarily due to an increase in sales in the United States, derived mainly from the inclusion of a full year of sales by our UAS product group, which was acquired in April 2003, and from sales generated as a result of our acquisition of AudioCodes USA in May 2004. Our increase in revenues in 2004 also reflected the increased interest and activity in the market for packet-based VoIP products.

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

          Research and Development Expenses. Research and development expenses consist primarily of compensation and related costs of employees engaged in ongoing research and development activities, development-related raw materials and the cost of subcontractors. Research and development expenses increased 29.3% to $20.0 million in 2004, from $15.5 million in 2003 and decreased as a percentage of revenues to 24.2% in 2004 from 35.0% in 2003. The increase in net research and development expenses was primarily due to additions to our research and development personnel resulting from the acquisition of the UAS product group from Nortel Networks during the second quarter of 2003 and the acquisition of AudioCodes USA during the second quarter of 2004. We expect that research and development expenses will continue to increase in absolute dollar terms as a result of our continued development of new products.

          Selling and Marketing Expenses. Selling and marketing expenses consist primarily of compensation for selling and marketing personnel, as well as exhibition, travel and related expenses. Selling and marketing expenses increased 36.8% in 2004 to $19.9 million from $14.5 million in 2003. As a percentage of revenues, selling and marketing expenses decreased to 24.0% in 2004 from 32.9% in 2003. The increase in selling and marketing expenses was primarily due to an increase in selling and marketing personnel and associated expenses, as well as additional personnel as a result of the acquisition of AudioCodes USA. We expect that selling and marketing expenses will continue to increase in absolute dollar terms as a result of an expected increase in our sales force and marketing activities.

          General and Administrative Expenses. General and administrative expenses consist primarily of compensation for finance, human resources, general management, rent, network and information systems and bad debt reserve, as well as insurance and professional services expenses. General and administrative expenses increased 19.3% to $4.9 million in 2004 from $4.1 million in 2003. As a percentage of revenues, general and administrative expenses decreased to 5.9% in 2004 from 9.2% in 2003. The increase in general and administrative expenses in 2004 was primarily the result of consolidating the expenses of our AudioCodes USA subsidiary, which was acquired in May 2004. During 2003, we recorded $924,000 of expenses in connection with our moving into our new premises in Israel. We did not have similar expenses in 2004. We expect that general and administrative expenses will increase in absolute dollar terms to support our expected growth.

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

Approved Enterprises and Corporate Taxes in Israel

          We have elected the alternative package of tax exemptions and reduced tax rates for our production facilities that have received Approved Enterprise status. Accordingly, income derived from these facilities is generally entitled to a tax-exemption period of two to four years and a reduced corporate tax rate of 10% to 25% for an additional period of six to eight years, based on our percentage of foreign investment. The tax benefits for our existing Approved Enterprise programs are scheduled to gradually expire by 2013. The period of tax benefits for each capital investment plan expires upon the earlier of: (1) twelve years from completion of the investment under the approved plan, or (2) fourteen years from receipt of approval.

          Out of our retained earnings as of December 31, 2005, approximately $540,000 are tax-exempt. If we were to distribute this tax-exempt income before our complete liquidation, it would be taxed at the reduced corporate tax rate applicable to these profits (10% to 25%), and an income tax liability of up to approximately $135,000 would be incurred. Our board of directors has determined that we will not distribute any amounts of our undistributed tax exempt income as dividend. We intend to reinvest our tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to our Approved Enterprise.

          If we fail to meet the requirements of an Approved Enterprise we would be subject to corporate tax in Israel at the regular statutory rate. We could also be required to refund tax benefits, with interest and adjustments for inflation based on the Israeli consumer price index.

          On April 1, 2005, an amendment to the law came into effect (“the Amendment”) and has significantly changed the provisions of the law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Beneficiary Enterprise, such as provisions generally requiring that at least 25% of the Beneficiary Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

          In addition, the law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company’s existing “Approved Enterprises” will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the law has amended, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record a deferred tax liability with respect to such tax-exempt income.

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

          The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS Devaluation Rate %	Israeli inflation adjusted for devaluation %

2003	(1.9)	(7.6)	5.7
2004	1.2	(1.6)	2.8
2005	2.4	6.8	(4.4)

Recent Accounting Pronouncements

          On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued Statement No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”), which is a revision of SFAS No. 123. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while SFAS No. 123(R) requires all share-based payments to employees including grants of employee stock options and shares issued under the ESPP to be recognized based on their fair values. SFAS No. 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. SFAS No. 123(R) is effective for us for periods commencing January 1, 2006. SFAS No. 123(R) permits public companies to adopt its requirements using either the modified prospective or modified retrospective method. We adopted SFAS No. 123(R), using the modified prospective method of adoption in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

          In March 2005, the Securities and Exchange Commission (“SEC”) released SEC Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB 107”). SAB 107 provides the SEC staff’s position regarding the application of SFAS No. 123(R) and contains interpretive guidance related to the interaction between SFAS No. 123(R) and certain SEC rules and regulations, and also provides the SEC staff’s views regarding the valuation of share-based payment arrangements for public companies. The adoption of SFAS No. 123(R) and SAB 107 have a material effect on our results of operations.

          In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4”. SFAS No. 151 amends Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 does not have a material effect on our financial position or results of operation

          In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, a replacement of APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of the change, the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retroactive application to prior periods’ financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. As of December 31, 2005, adoption of SFAS No. 154 is not expected to have a material impact on our financial position or results of operation.

          In November 2005, the FASB issued FSP FAS 115-1. The FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of other than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends SFAS No. 115, “Accounting for Certain Investments in Debt and Equity”. The FSP replaces the impairment evaluation guidance of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” with references to the existing other-than-temporary impairment guidance. The FSP clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell an impaired security has not been made. The guidance in this FSP is to be applied to reporting periods beginning after December 15, 2005. As of December 31, 2005, adoption of FSP FAS 115-1 is not expected to have a material impact on our financial position or results of operations.

B.	LIQUIDITY AND CAPITAL RESOURCES

          We have financed our operations for the last three years from the remaining proceeds from prior public offerings of our Ordinary shares, as well as with cash from operations generated in 2004 and 2005. In November 2004, we raised net proceeds of approximately $120.2 million in a private placement of $125.0 million aggregate principal amount of our 2.00% Senior Convertible Notes due 2024. As of December 31, 2005, we had $220.3 million in cash and cash equivalents, short-term and long-term marketable securities, short-term and long-term bank deposits and structured notes. We expect to use approximately $85 million of cash in 2006 to pay the purchase price and related expenses in connection with our proposed acquisition of Nuera.

          In connection with our acquisition of AudioCodes USA, formerly Ai-Logix, we paid an additional $10 million in March 2005 based on the achievement of revenue milestones and additional terms by the AudioCodes USA during 2004 and 2005. This payment was recorded as part of the acquisition cost as additional goodwill during 2005.

          Our operating activities provided cash in the amount of $13.3 million in 2005, primarily due to our net income and depreciation and amortization expenses, which were partially offset by an increase in trade receivables and deferred tax assets. Our operating activities provided cash in the amount of $3.5 million in 2004, primarily due to our net income, depreciation and amortization expenses and an increase in trade payables and other payables and accrued expenses, which were partially offset by an increase in trade receivables and inventories and other receivables and prepaid expenses. Our operating activities used cash in the amount of $6.4 million in 2003, primarily due to our net loss and an increase in trade receivables, which were partially offset by depreciation and amortization expenses and an increase in trade payables and other payables and accrued expenses.

          In 2005, our investing activities used cash in the amount of $113.0 million, primarily due to our investment of a significant portion of the proceeds from our sale of convertible notes in short-term and long-term marketable securities, short-term and long-term bank deposits and structured notes and payments in connection with the acquisition of AudioCodes USA. In 2004, our investing activities used cash in the amount of $15.9 million, primarily due to the acquisition of AudioCodes USA and UAS and the purchase of property and equipment. In 2003, our investing activities provided cash in the amount of $6.1 million primarily due to proceeds from short-term bank deposits, which were partially offset by investment in long-term bank deposits and structured notes, payments of $4.4 million in connection with the acquisition of UAS and the purchase of property and equipment. Our capital expenditures were $2.4 million in 2005, $4.3 million in 2004 and $2.0 million in 2003. The majority of our capital investment has been for testing equipment, an enterprise resources planning system, computers, peripheral equipment, software, office furniture and leasehold improvements. We used working capital to finance these expenditures.

          In 2005, financing activities provided $3.8 million due to proceeds from issuance of our shares upon exercise of options and from purchases of our shares under our Employee Stock Purchase Plans. In 2004, financing activities provided $130.4 million, due to the net proceeds of $120.2 million from our private placement of $125.0 million aggregate principal amount of our 2.00% Senior Convertible Notes due 2024 and $10.2 million from the issuance of our shares upon exercise of options and from purchases of our shares under our Employee Stock Purchase Plans. In 2003, financing activities provided $1.4 million due to issuance of shares upon exercise of options and from shares purchased under our Employee Stock Purchase Plans, partially offset by $215,000 used to repurchase our ordinary shares.

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

Research and Development

          In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing products and to develop new ones. We are developing more advanced communications boards and analog and digital media gateways for carrier and enterprise applications. Our platforms will feature increased trunk capacity, new functionalities, enhanced signaling software and compliance with new control protocols. As of December 31, 2005, 233 of our employees were engaged primarily in research and development on a full-time basis. We also employed 9 employees on a part-time basis.

          Our research and development expenses were $24.4 million in 2005 compared to $20.0 million in 2004 and $15.5 million in 2003. From time to time we have received royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the OCS. As a recipient of grants from the OCS, we are obligated to perform all manufacturing activities for projects subject to the grants in Israel unless we receive an exemption. Know-how from the research and development which is used to produce products may not be transferred to third parties without the approval of the OCS and may further require material payments. The OCS approval is not required for the export of any products resulting from such research or development. Through December 31, 2005, we had obtained grants from the OCS aggregating $1.6 million for certain of our research and development projects. We are obligated to pay royalties to the OCS, amounting to 3%-4.5% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, linked to the U.S. dollar and bearing interest at the rate of LIBOR at the time of grant. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

D. TREND INFORMATION

          The accelerated demand for VoIP technology has impacted our business during the last three years. Over the past three years, the shift from traditional circuit-switched networks to next generation packet-switched networks continued to gain momentum. As data traffic becomes the dominant factor in communications, service providers are building and maintaining converged networks for integrated voice and data services. In addition, underdeveloped markets without basic wireline service in countries such as China and India and certain countries in Eastern Europe are beginning to use VoP technology to deliver voice and data services that were previously unavailable. These trends are helping to overcome the downturn in the telecommunications industry that affected us during previous years.

          In 2005, we continued to experience pressure to shorten our lead times in supplying products to customers. Some of our customers are implementing “demand pull” programs by which they only purchase our product very close to the time, if not simultaneously with the time, they plan to sell their product. We are increasing our sales efforts in new markets, such as Latin America, Eastern Europe and Far East. We have introduced system level products, and new applications in our product lines. . We are still experiencing low visibility into customer demand for our products and our ability to predict our level of sales.

          Unfavorable economic conditions affected the communications sector during the period from 2000 to 2003. This caused a decrease in our revenues from 2000 to 2001 and from 2001 to 2002. It also resulted in our net losses in 2001, 2002 and 2003. Sales of products, particularly for applications in converged networks, to OEMs for use by large service providers declined significantly during these periods. In response to our revenue decreases, we implemented expense control programs to reduce operating expenses, while at the same time we continued to invest in developing products that we believe our customers will need as the market for telecommunications equipment improves. Many companies that had reduced their capital expenditures during the recent economic downturn have begun to invest again in their communications networks. The acceptance of next generation packet-switched networks is contributing to these infrastructure investments as enterprises and service providers begin to increase their use of IP networks for data traffic, such as fax transmissions, and VoIP. These improving market conditions helped our revenues to increase in 2003, 2004 and 2005, and we expect our revenues in 2006 to exceed our revenues in 2005.

E. OFF-BALANCE SHEET ARRANGEMENTS

          We do not have any “off-balance sheet arrangements” as this term is defined in Item 5E of Form 20-F.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

          As of December 31, 2005, our contractual obligations were as follows (in thousands):

	PAYMENTS DUE BY PERIOD

	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS

Senior convertible notes	125,000	-	-	-	125,000

Rental and lease commitments	18,483	2,530	4,876	4,838	6,239

Total cash obligations	143,483	2,530	4,876	4,838	131,239

          Our obligation for accrued severance pay under Israel’s Severance Pay Law as of December 31, 2005 was $5.9 million, of which $5.4 million was funded through deposits into severance pay funds, leaving a net obligation of approximately $481,000.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

          The following table sets forth certain information with respect to our directors, senior executive officers and key employees at June 16, 2006:

Name	Age	Position

Shabtai Adlersberg	53	Chairman of the Board, President and Chief Executive Officer
Nachum Falek	35	Vice President, and Chief Financial Officer
Eyal Frishberg	47	Vice President, Operations
Eli Nir	39	Vice President, Research and Development
Lior Aldema	40	Vice President, Marketing and Product Management
Ben Rabinowitz	39	Vice President, Marketing and Sales, North America
Yehuda Hershkowitz	39	Vice President, Systems
Tal Dor	37	Vice President, Human Resources
Gary Drutin	45	Vice President, Channel Operations and Marketing
Moshe Tal	52	President and Chief Executive Officer, AudioCodes USA Inc.
David Perez	44	Vice President, Sales, Asia Pacific
Joseph Tenne	50	Director
Dana Gross	39	Director
Dr. Eyal Kishon	46	Director
Doron Nevo	50	Director

          Shabtai Adlersberg co-founded AudioCodes in 1993, and has served as our Chairman of the Board and Chief Executive Officer since inception. Mr. Adlersberg co-founded DSP Group, a semiconductor company, in 1987. From 1987 to 1990, Mr. Adlersberg served as the Vice President of Engineering of DSP Group, and from 1990 to 1992, he served as Vice President of Advanced Technology. As Vice President of Engineering, Mr. Adlersberg established a research and development team for digital cellular communication which was spun-off in 1992 as DSP Communications. Mr. Adlersberg also serves as Chairman of the Board of Directors of Natural Speech Communication Ltd. and as a director of MailVision Ltd and CTI Squared Ltd. Mr. Adlersberg holds an M.Sc. in Electronics and Computer Engineering from Tel Aviv University and a B.Sc. in Electrical Engineering from the Technion-Israel Institute of Technology, or the Technion.

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

          Moshe Tal joined us in May 2004 in connection with the acquisition of Ai-Logix, now known as AudioCodes USA, Inc. and serves as the President and CEO of our AudioCodes USA subsidiary. Mr. Tal co-founded Ai-Logix in 1991, and has served as its President and CEO since 1998. Mr. Tal has more than twenty-five years of product design and engineering experience, principally associated with analog and digital signal processing technologies. Mr. Tal holds a B.Sc. in Electronic Engineering from Tel Aviv University

          Gary Drutin joined us in 2004 as Vice President of Channel Operations and Marketing. From 2001 until 2004 Mr. Drutin was Country Manager and General Manager for Cisco Israel, Cyprus and Malta and from 1997 until 2001 served as regional sales manager for service providers and enterprises for Cisco Israel. From 1990 until 1997, he served in sales management roles at Digital Equipment Corporation Israel. Mr. Drutin holds an M.B.A degree from Tel-Aviv University in Information Systems and Marketing and a B.Sc. degree in Computer Engineering from the Technion.

          David E. Perez joined us in February 2002, and became our Vice President of the Asia Pacific region in January 2006. Mr. Perez served as our Vice President of Sales for Latin America, Iberia and the Mediterranean area from 2003 until January 2006. Between 1998 and 2002, Mr. Perez served as Director of the Consulting Division and member of the management team for Oracle in Israel. From 1988 to 1998 Mr. Perez led the implementation group for New Applicom , a member of the Matrix group. Mr. Perez holds a BS.c in Industrial Engineering and Information Systems from the Technion.

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

          Dana Gross has served as one of our directors since June 2000. Ms. Gross has served as Chief Marketing Officer of M-Systems Flash Disk Ltd. since April 2000, and as a director of M-Systems since September 2000. Prior to that, Ms. Gross served as Executive Vice President of the DiskOnChip business unit of M-Systems from 2000 and as Vice President of Worldwide Sales of M-Systems from 1998 until April 2000. Ms. Gross joined M-Systems in July 1992 as Vice President of Operations and became Chief Financial Officer in 1994, President of M-Systems Inc. in 1995 and Executive Vice President of Business Development in 1997. Ms. Gross also serves as a director of PowerDsine Ltd., a Power over Ethernet technology company that is traded on Nasdaq.. Ms. Gross holds a B.Sc. in Industrial Management Engineering from Tel Aviv University and an M.B.A. from San Jose State University.

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

          The aggregate direct remuneration paid to all 15 persons who served in the capacity of director or senior executive officer during the year ended December 31, 2005 was approximately $1.9 million, including $212,000 which was set aside for pension and retirement benefits. This does not include amounts expended by us for automobiles made available to our officers, expenses (including business, travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

          Stock options to purchase our ordinary shares granted to persons who served in the capacity of director or executive officer under our 1997 and 1999 Stock Option Plans are generally exercisable at the fair market value at the date of grant, and expire ten years (under the 1997 Plan) and seven years (under the 1999 Plan), respectively, from the date of grant. The optionsx are generally exercisable in four or five equal annual payments, commencing one year from the date of grant.

          A summary of our stock option activity and related information for the years ended December 31, 2003, 2004 and 2005 for all 15 persons who served in the capacity of director or senior executive officer during the year ended December 31, 2005 is as follows:

	2003		2004		2005

	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding at the beginning of the year	1,235,686	$7.58	1,526,702	$7.48	1,909,435	$9.01
Adjustments to opening balance			(39,600)		42,500

Granted	325,500	$6.64	531,250	$11.77	60,000	$10.17
Cancelled	-	-	-	-	-
Exercised	(34,484)	$3.09	(108,917)	$5.16	(5,250)	$3.77

Outstanding at the end of the year	1,526,702	$7.48	1,909,435	$9.11	2,006,685	$9.06

          As of December 31, 2005, options to purchase 1,285,165 ordinary shares were exercisable at an average exercise price of $8.82 per share.

          Under the Israeli Companies Law, the compensation arrangements for officers who are not directors require the approval of the board of directors, unless the articles of association provide otherwise. Arrangements regarding the compensation of directors require the approval of the audit committee, the board and the shareholders, in that order.

C.	BOARD PRACTICES

Independent Directors; Audit Committee; Internal Auditor

          Under the Israeli Companies Law, Israeli companies that have offered securities to the public in or outside of Israel are required to appoint at least two “outside” directors. Doron Nevo and Dr. Eyal Kishon are our outside directors. Under the requirements for listing on The Nasdaq National Market, we are required to have a majority of our directors be independent as defined by Nasdaq rules. Doron Nevo, Dr. Eyal Kishon, Dana Gross and Joeseph Tenne are independent directors for purposes of the Nasdaq rules.

          To qualify as an outside director under Israeli law, an individual or his affiliates may not have, and may not have had at any time during the previous two years, any affiliation with the company or its affiliates, as such terms are defined in the Companies Law. In addition, no individual may serve as an outside director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an outside director or are likely to interfere with his or her ability to serve as a director. For a period of two years from termination from office, a former outside director may not serve as a director or employee of the company or provide professional services to the company for consideration. Pursuant to a recent amendment to the Israeli Companies Law, at least one of the outside directors appointed by a publicly-traded company must have “financial and accounting expertise.” The other outside director should possess “professional expertise.” Regulations specifying the applicable criteria have not yet been promulgated. Both of the outside directors must serve on the company’s statutory audit committee.

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

          Under the Companies Law and the requirements for listing on the Nasdaq National Market, our board of directors is required to appoint an audit committee. Our audit committee must be comprised of at least three directors, including all of the outside directors. The audit committee consists of: Dr. Eyal Kishon, Doron Nevo and Joseph Tenne. Our Board of Directors has determined that Joseph Tenne is an “audit committee financial expert” and that he is independent under the applicable Securities and Exchange Commission and Nasdaq National Market rules.

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

          We have adopted an audit committee charter as required by the Nasdaq rules. Our audit committee assists the board of directors in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices and financial statements and the independence qualifications and performance of our independent auditors. The audit committee also has the authority and responsibility to oversee our independent auditors, to recommend for shareholder approval the appointment and, where appropriate, replacement of our independent auditors and to pre-approve audit fees and all permitted non-audit services and fees.

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

          As of July 2005, Nasdaq rules require that director nominees be selected or recommended for the board’s selection either by a committee composed solely of independent directors or by a majority of independent directors. Our Nominating Committee assists the board of directors in its selection of individuals as nominees for election to the board of directors and/or to fill any vacancies or newly created directorships on the board of directors. The Nominating Committee consists of four members: Dr. Eyal Kishon, Doron Nevo, Joseph Tenne and Dana Gross. All members of the Nominating Committee are independent under the applicable Securities and Exchange Commission and Nasdaq National Market rules.

          Nasdaq rules also provide that the compensation of a company’s chief executive officer and other executive officers is required to be approved either by a majority of the independent directors on the board or a committee comprised solely of independent directors. Our board of directors has appointed Dr. Eyal Kishon and Dana Gross to serve on the compensation committee of the board of directors.

          Pursuant to our articles of association, our directors were classified into three classes (classes I, II and III). The members of each class of directors and the expiration of the term of office is as follows:

Dana Gross	Class I	2007
Joseph Tenne	Class II	2008
Shabtai Adlersberg	Class III	2006

          Our outside directors under the Companies Law, Doron Nevo and Dr. Eyal Kishon, are not members of any class and serve in accordance with the provisions of the Companies Law. Mr. Nevo’s term ends in 2006 and Dr. Kishon’s term ends in 2008.

D.	EMPLOYEES

          We had the following number of employees as of December 31, 2003, 2004 and 2005 in the areas set forth in the table below:

	As of December 31,

	2003	2004	2005

Research and development	145	213	233
Sales & marketing, technical service & support	119	144	186
Operations	45	63	73
Management and administration	19	25	30

	328	445	522

          Our employees were located in the following areas as of December 31, 2003, 2004 and 2005.

	As of December 31,

	2003	2004	2005

Israel	265	320	373
United States	50	105	124
Far East	11	15	17
Europe	2	3	5
Latin America	--	2	3

	328	445	522

          The growth in the number of our employees over the past three years was primarily attributable to an increase in research and development personnel, increased sales and marketing efforts and our acquisition of Ai-Logix, now known as AudioCodes USA, in 2004.

          Israeli labor laws and regulations are applicable to our employees in Israel. These laws principally concern matters such as paid annual vacation, paid sick days, length of the workday, pay for overtime, insurance for work-related accidents, severance pay and other conditions of employment. Israeli law generally requires severance pay, which may be funded by Manager’s Insurance, described below, upon the retirement or death of an employee or termination of employment without cause (as defined under Israeli law). Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute. Since January 1, 1995, such amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 16.1% of wages, of which the employee contributes approximately 65% and the employer contributes approximately 35%.

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

E.	SHARE OWNERSHIP

          The following table sets forth the share ownership and outstanding number of options of our directors and officers as of June 23, 2006.

Name	Total Shares Beneficially Owned	Percentage of Ordinary Shares	Number of Options
Shabtai Adlersberg	5,016,139	12.4	633,718
Nachum Falek	*		*
Eyal Frishberg	*		*
Eli Nir	*		*
Lior Aldema	*		*
Ben Rabinowitz	*		*
Yehuda Hershkowitz	*		*
Tal Dor	*		*
Gary Drutin	*		*
Moshe Tal	*		*
David Perez	*		*
Joseph Tenne	*		*
Dana Gross	*		*
Dr. Eyal Kishon	*		*
Doron Nevo	*		*

*Less than one percent.

          Our officers and directors have the same voting rights as our other shareholders.

          The following table sets forth information with respect to the options to purchase our ordinary shares held by Mr. Adlersberg as of June 23, 2006.

Shabtai Adlersberg

Number of Options	Grant Date	Exercise Price	Exercised	Cancelled	Vesting	Expiration Date

96,000	July 1, 1996	$0.61	(96,000)	-	4 years	July 1, 2006
96,000	July 1, 1998	$1.10	(72,000)	-	4 years	July 1, 2008
100,000	May 23, 2000	$29.16	-	-	4 years	May 23, 2007
225,000	December 19, 2001	$4.18	-	-	4 years	December 19, 2008
9,718	August 9, 2002	$2.04	-	-	2 years	August 9, 2009
275,000	September 23, 2004	$12.84	-	-	4 years	September 23, 2011

Employee Share Plans

          We have an Employee Share Purchase Plan and Employee Share Option Plans for the granting of options to our employees, officers, directors and consultants. Most of these plans are pursuant to the Israeli Income Tax Ordinance, entitling the beneficiaries who are our employees to tax benefits under Israeli law. There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee for each of the beneficiaries who is granted options. Each option, and any ordinary shares acquired upon the exercise of the option, must be held by the trustee at least for a period commencing on the date of grant and ending no later than 30 months after the date of grant, in accordance with the period of time specified by Section 102 of Israel’s Income Tax Ordinance, and deposited in trust with the trustee. There are similar plans for our U.S. employees, which are designed to comply with the corresponding provisions of the Internal Revenue Code of 1986, as amended.

Employee Share Purchase Plans

          We implemented two Employee Share Purchase Plans in May 2001. One plan is for our Israeli employees and the other for all our U.S. and other non-Israeli employees. Under these Plans an aggregate of 2,000,000 of our ordinary shares were reserved for sale to our employees at a price equal to 85% of the lesser of fair market value on the first day or last day of each offering period under the Plans. As of December 31, 2005, we had issued 966,710 of our ordinary shares pursuant to purchases under these plans.

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

          As of December 31, 2005, options to purchase a total of 6,593,412 shares are outstanding under the 1997 and 1999 Israeli Plans and options to purchase a total of 1,340,960 shares are outstanding under the 1997 U.S. Plan. In addition, a reserve of 811,000 shares has been made available for grant under the 1999 Israeli Plan and a reserve of 726,000 shares has been made available for grant under the 1999 U.S. Plan. However, subject to our board deciding otherwise, each year on July 1, starting with July 1999, the number of shares that will be made available for grant under both of the 1999 Plans, will be automatically increased to that number of shares that is equal to 5% of our outstanding share capital on such a date.

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

          To our knowledge, (A) we are not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government and (B) there are no arrangements, the operation of which may at a subsequent date result in a change in control of AudioCodes. The following table sets forth, as of December 31, 2005, the number of our ordinary shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding ordinary shares, and (ii) all of our directors and senior executive officers as a group.

Identity of Person or Group	Amount Owned	Percent of Class

Shabtai Adlersberg(1)	5,442,071	13.3%
Leon Bialik(2)	4,014,312	9.9%
FMR Corp.(3)	5,769,634	14.2%
Kern Capital (4)	2,782,700	6.9%
All directors and senior executive officers as a group (15 persons)(5)	6,542,090	15.6%

(1)	Includes options to purchase 427,468 shares, which may be purchased pursuant to options exercisable within sixty days following December 31, 2005.

(2)	The information is derived from a statement on Schedule 13G/A, dated February 9, 2006 of Leon Bialik filed with the Securities and Exchange Commission.

(3)

The information is derived from the joint statement on Schedule 13G/A, dated January 10, 2006, of FMR Corp., Edward C. Johnson 3d, Fidelity Management & Research Company and Fid Blue Chip Growth Fund filed with the Securities and Exchange Commission. The address of FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109.

(4)	The information is derived from a statement on Schedule 13G, dated February 14, 2006 of Kern Capital Management, Robert E. Kern Jr. and David G. Kern filed with the Securities and Exchange Commission.

(5)	Includes 1,304,765 ordinary shares, which may be purchased pursuant to options exercisable within sixty days following December 31, 2005.

          During 2005, Mr. Adlersberg acquired 2,837 of our ordinary shares and Mr. Bialik acquired 86,090 of our ordinary shares. During 2004, Mr. Adlersberg acquired 93,421 of our ordinary shares and Mr. Bialik sold 421,500 of our ordinary shares. During 2003, Mr. Adlersberg acquired 285,130 of our ordinary shares and Mr. Bialik sold 208,000 of our ordinary shares.

          FMR Corp. held 14.2% of our ordinary shares as of December 31, 2005, as compared to 8.2% of our ordinary shares as of December 31, 2004 and 7.3% of our ordinary shares as of December 31, 2003. Kern Capital held 6.9% of our ordinary shares as of December 31, 2005 as compared to 6.7% of our ordinary shares as of December 31, 2004 and less than 5% of our ordinary shares as of December 31, 2003.

          As of June 23, 2006, there were approximately 24 holders of record of our ordinary shares in the United States, although we believe that the number of beneficial owners of the ordinary shares is significantly greater. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

          The major shareholders have the same voting rights as the other shareholders.

B.	RELATED PARTY TRANSACTIONS

                    None.

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

Calendar Year	Price Per Share

	High	Low

2005	$17.00	$8.67
2004	$16.88	$8.48
2003	$11.74	$2.10
2002	$5.91	$1.61
2001	$25.75	$1.60

Calendar Period		Price Per Share

		High	Low

2006
	Second quarter (through June 23, 2006)	$14.33	$10.38
	First quarter	$14.64	$11.36
2005
	Fourth quarter	$11.90	$9.62
	Third quarter	$11.20	$8.95
	Second quarter	$12.18	$8.67
	First quarter	$17.00	$10.66
2004
	Fourth quarter	$16.88	$11.85
	Third quarter	$13.97	$9.51
	Second quarter	$12.98	$8.48
	First quarter	$16.10	$10.35

Calendar Month		Price Per Share

		High	Low

2006
	May	$14.00	$11.91
	April	$14.33	$13.25
	March	$14.64	$11.57
	February	$13.02	$11.36
	January	$13.28	$11.37
2005
	December	$11.85	$10.01

          The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by The Tel Aviv Stock Exchange. Our shares commenced trading on The Tel Aviv Stock Exchange on October 21, 2001. All share prices shown in the following table are in NIS. As of December 31, 2005, the exchange rate was equal to approximately 4.603 NIS per U.S. $1.00.

Calendar Year	Price Per Share

	High	Low

2005	NIS 73.80	NIS 40.20
2004	NIS 74.90	NIS 39.10
2003	NIS 53.50	NIS 10.42
2002	NIS 26.94	NIS 7.41
2001 (commencing October 21, 2001)	NIS 26.90	NIS 10.25

Calendar Period		Price Per Share

		High	Low

2006
	Second quarter (through June 23, 2006)	NIS 65.27	NIS 46.98
	First quarter	NIS 66.27	NIS 50.52
2005
	Fourth quarter	NIS 53.70	NIS 46.55
	Third quarter	NIS 50.05	NIS 41.06
	Second quarter	NIS 53.97	NIS 40.20
	First quarter	NIS 73.80	NIS 46.91
2004
	Fourth quarter	NIS 70.00	NIS 52.12
	Third quarter	NIS 57.93	NIS 43.00
	Second quarter	NIS 57.10	NIS 39.10
	First quarter	NIS 74.90	NIS 46.01

Calendar Month		Price Per Share

		High	Low

2006
	May	NIS 62.29	NIS 55.00
	April	NIS 65.27	NIS 60.22
	March	NIS 66.27	NIS 53.31
	February	NIS 60.50	NIS 53.38
	January	NIS 61.75	NIS 50.52
2005
	December	NIS 53.70	NIS 47.21

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

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

Dividends

          Under the Israeli Companies Law, we may pay dividends only out of our profits. The amount of any dividend to be distributed among shareholders is based on the nominal value of their shares. Our board of directors has determined that we will not distribute any amounts of our undistributed tax exempt income as dividend. We intend to reinvest our tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to our Approved Enterprise program as the undistributed tax exempt income is essentially permanent in duration.

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

Indemnification of Directors and Officers

          We have entered into agreements with each of our directors and senior officers to insure, indemnify and exculpate them against some types of claims, subject to dollar limits and other limitations. These agreements provide, subject to Israeli law, for us to indemnify each of these directors and senior officers for any of the following obligations or expenses that they may incur:

▪

monetary liability imposed on the director or senior officer in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court, for an act that the director or senior officer performed by virtue of being our director or senior officer,

▪

reasonable legal costs, including attorneys’ fees, expended by a director or senior officer as a result of an investigation or proceeding instituted against the director or senior officer by a competent authority, provided that such investigation or proceeding concludes without the filing of an indictment against the director or senior officer and either:

o	no financial liability was imposed on the director or senior officer in lieu of criminal proceedings, or

o	financial liability was imposed on the director or senior officer in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent, and

▪	reasonable legal costs, including attorneys’ fees, expended by the director or senior officer or for which the director or senior officer is charged by a court:

o	in an action brought against the director or senior officer by us, on our behalf or on behalf of a third party,

o	in a criminal action in which the director or senior officer is found innocent, or

o	in a criminal action in which the director or senior officer is convicted but in which proof of criminal intent is not required.

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

Duties of Shareholders

          Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder for the purpose of being a “controlling shareholder.” Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, generally require the approval of the audit committee, the board of directors and the shareholders. The shareholder approval must include at least one-third of the shares of non-interested shareholders voted on the matter. However, the transaction can be approved by shareholders without this one-third approval if the total shares of non-interested shareholders voted against the transaction do not represent more than one percent of the voting rights in the company.

          In addition, under the Companies Law, each shareholder has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his or her power in the company, such as in shareholder votes. In addition, specified shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of the articles of association, has the power to appoint an office holder or any other power with respect to the company. A recent amendment to the Companies Law provides that a breach of the duty of fairness will be governed by the laws governing breach of contract, mutatis mutandis. However, the Companies Law does not define the substance of this duty of fairness.

          Israeli law permits a company to insure an office holder in respect of liabilities incurred by the office holder as a result of:

—	the breach of his or her duty of care to the company or to another person, or

—	the breach of his or her fiduciary duty to the company,

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

          On May 12, 2004, we acquired the outstanding shares of capital stock of Ai-Logix, now known as AudioCodes USA, Inc. pursuant to a between us, AudioCodes Inc., Ai-Logix and AI Technologies N.V. We paid $10 million in cash at the closing and an additional $10 million in March 2005 based on the achievement of revenue milestones and additional terms by the acquired business during 2004 and 2005.

          On May 16, 2006, we entered into an Agreement and Plan of Merger with Nuera Communications, Inc., or Nuera. The consideration for the transaction will consist of $85 million in cash, subject to reduction for certain expenses, plus an earn out arrangement under which we have agreed to pay up to an additional $5 million if Nuera achieves certain revenue milestones during the first 12 months after consummation of the transaction. There will be an escrow of $7.5 million of the purchase price paid at closing for a period of one year following closing, to secure up to $7.5 million of certain indemnification obligations under the merger agreement. Upon the consummation of the merger, Nuera will become a wholly-owned subsidiary of AudioCodes USA. The transaction is subject to customary conditions for transactions of this nature, including antitrust clearance under the Hart-Scott-Rodino Antitrust Improvement Act and other regulatory approvals. If these conditions are satisfied, the transaction is expected to be consummated early in the third quarter of 2006. The transaction has been approved by our board of directors and by the board of directors and stockholders of Nuera. We cannot be sure that the acquisition of Nuera will be consummated when anticipated or at all.

D.	EXCHANGE CONTROLS

          Since January 1, 2003, all exchange control restrictions imposed by the State of Israel have been removed, although there are still reporting requirements for foreign currency transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time. Nonresidents of Israel who purchase our ordinary shares are able to receive any dividends thereon (and any amounts payable upon the dissolution, liquidation and winding up of our affairs) freely repatriable in non-Israeli currency, provided that Israeli income tax has been paid or withheld on such amounts (see “Item 10. Additional Information—E. Taxation—Israeli Tax Considerations—Tax on Dividends”).

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

          The following is a summary of the material Israeli and United States federal tax consequences, Israeli foreign exchange regulations and certain Israeli government programs affecting us. To the extent that the discussion is based on new tax or other legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax or other authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice, is not exhaustive of all possible tax considerations and should not be relied upon for tax planning purposes. Potential investors are urged to consult their own tax advisors as to the Israeli tax, United States federal income tax and other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

Israeli Tax Considerations

General Corporate Tax Structure

          On July 25, 2005 the Israeli parliament passed the Law for the Amendment of the Income Tax Ordinance (No.147 and Temporary Order) - 2005 (hereinafter - the Amendment).

          Under the amendment, a gradual decrease in the corporate tax rate in Israel will be in effect as follows: in 2006 - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%. Furthermore, beginning in 2010, upon reduction of the corporate tax rate to 25%, capital gains will be subject to a tax of 25%.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

          Our facilities have been granted approved enterprise status pursuant to the Law for the Encouragement of Capital Investments, 1959 or the Investment Law, which provides certain tax and financial benefits to investment programs that have been granted such status.

          The Investment Law provides that a proposed capital investment in eligible facilities may be designated as an “approved enterprise.” Until recently, the designation required advance approval from the Investment Center of the Israel Ministry of Industry, Trade and Labor (the Investment Center). Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, such as the equipment to be purchased and utilized pursuant to the program. The tax benefits under the Investment Law are not available for income derived from products manufactured outside of Israel.

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

          Our production facilities have been granted the status of approved enterprise. Income arising from our approved enterprise facilities is tax-free under the alternative package of benefits described above and entitled to reduced tax rates based on the level of foreign ownership for specified periods. We have derived, and expect to continue to derive, a substantial portion of our operating income from our approved enterprise facilities. The tax benefits attributable to our current approved enterprises are scheduled to expire gradually from 2007 to 2013.

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

          Future approved enterprises will be reviewed separately, and the decisions whether to approve or reject a designation as an approved enterprise will be based, among other things, on the criteria set forth in the Investment Law and related regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the company. Accordingly, there can be no assurance that any new investment programs will be approved as approved enterprises. In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of conditions stipulated in the Investment Law and related regulations and the criteria set forth in the specific certificate of approval. In the event that a company does not meet these conditions, it will be subject to corporate tax at the rate then in effect under Israeli law for such tax year. As of December 31, 2005, management believes that we meet all of the aforementioned conditions.

          On April 1, 2005, an amendment to the law came into effect (“the Amendment”) and has significantly changed the provisions of the law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Beneficiary Enterprise, such as provisions generally requiring that at least 25% of the Beneficiary Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

          In addition, the law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, our existing “Approved Enterprises” will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the law has amended, will subject us to taxes upon distribution or liquidation and we may be required to record a deferred tax liability with respect to such tax-exempt income.

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

Special Provisions Relating to Measurement of Taxable Income

          Commencing in taxable year 2003, we elected to measure our taxable income and file our tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Such an elective obligates the Company for three years. Accordingly, commencing taxable year 2003, results for tax purposes are measured in terms of earnings in dollars. We elected to extend the term of the above mentioned tax measurement by another year.

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

          This summary does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. holders by reason of their particular circumstances, including potential application of the alternative minimum tax, or any aspect of state, local or non-U.S. federal tax laws. In addition, this summary is directed only to U.S. holders that hold our ordinary shares as capital assets and does not address the considerations that may be applicable to particular classes of U.S. holders, including financial institutions, insurance companies, broker-dealers, tax-exempt organizations, holders whose functional currency is not the U.S. dollar, holders who acquired our ordinary shares through exercise of options or otherwise as compensation, holders of our ordinary shares as part of a “straddle,” “hedge” or “conversion transaction,” holders, directly, indirectly or through attribution, of 10% or more of our outstanding ordinary shares and persons who own our ordinary shares through a partnership or other pass-through entity.

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

          For this purpose, “qualified dividend income” generally includes dividends paid by a foreign corporation to an individual holder if such U.S. holder meets certain minimum holding period requirements and either (a) the stock of such corporation is readily tradable on an established securities market in the U.S., including the Nasdaq National Market, or (b) such corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The U.S. Secretary of the Treasury has indicated that the income tax treaty between the U.S. and Israel is satisfactory for this purpose. Dividends paid by a foreign corporation will not qualify for the 15% U.S. federal income tax rate, however, if such corporation is treated, for the tax year in which the dividends are paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes.

          As discussed in more detail below under “Passive Foreign Investment Company Status,” we do not believe that we currently would be classified as a “passive foreign investment company” for U.S. federal income tax purposes. Accordingly, dividend distributions with respect to our ordinary shares should be treated as “qualified dividend income” and, subject to U.S. holders’ satisfaction of certain minimum holding period requirements, should be eligible for the reduced 15% U.S. federal income tax rate. Corporate holders of our ordinary shares generally will not be allowed a deduction for dividends received on our ordinary shares.

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

Disposition of Our Ordinary Shares

          Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. holder’s sale or exchange of our ordinary shares generally will result in the recognition by such U.S. holder of capital gain or loss in an amount equal to the difference between the United States dollar value of the amount realized and the U.S. holder’s tax basis in the ordinary shares sold. This gain or loss will be long-term capital gain or loss if the ordinary shares sold have been held for more than one year at the time of the sale or exchange. If the U.S. holder’s holding period on the date of the sale or exchange is one year or less, such gain or loss will be a short-term capital gain or loss. Individual U.S. holders currently are subject to a maximum tax rate of 15% on long-term capital gains for tax years beginning on or before December 31, 2008. Short-term capital gains generally are taxed at the same rates applicable to ordinary income. See “Israeli Tax Considerations -- Capital Gains Tax Applicable to Resident and Non-Resident Shareholders” for a discussion of taxation by Israel of capital gains realized on sales of capital assets. Any capital loss realized upon the sale, exchange or other disposition of our ordinary shares generally will be deductible only against capital gains and not against ordinary income, except that in the case of non-corporate U.S. holders, a capital loss is deductible in any year to the extent of capital gains plus ordinary income up to $3,000. In general, any capital gain recognized by a U.S. holder upon the sale or exchange of our ordinary shares will be treated as U.S.-source income for U.S. foreign tax credit purposes. Under the tax treaty between the United States and Israel, gain derived from the sale, exchange or other disposition of ordinary shares by a holder who is a resident of the United States for purposes of the treaty and who sells the ordinary shares within Israel may be treated as foreign-source income for U.S. foreign tax credit purposes.

          A U.S. holder’s tax basis in its ordinary shares generally will be equal to the purchase price paid therefore by such U.S. holder. The holding period of each ordinary share owned by a U.S. holder will begin on the day following the date of the U.S. holder’s purchase of such ordinary share and will include the day on which the ordinary share is sold by such U.S. holder.

          In the case of a U.S. holder who uses the cash basis method of accounting and who receives NIS in connection with the sale or taxable disposition of ordinary shares, the amount realized will be based on the spot rate as determined on the settlement date of such exchange. If such U.S. holder subsequently converts NIS into dollars at a conversion rate other than the spot rate in effect on the settlement date, such U.S. holder may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. A U.S. holder who uses the accrual method of accounting may elect the same treatment required of cash basis taxpayers with respect to a sale or taxable disposition of ordinary shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the U.S. Internal Revenue Service. If an accrual basis U.S. holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. holder may be deemed to have realized an immediate foreign currency gain or loss for U.S. federal income tax purposes because of differences between the dollar value of the NIS on the date of sale or other taxable disposition and on the settlement date. Any such currency gain or loss generally would be treated as U.S. source ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. holder on the sale or taxable disposition of ordinary shares.

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

          Based on the composition of our gross income and the composition and value of our gross assets during 2005, we do not believe that we were a PFIC in 2005. While it is possible that we would have been classified as a PFIC under the Asset Test in 2001, 2002 and 2003 principally because a significant portion of our assets continued to consist of the cash raised in connection with the two public offerings of our ordinary shares in 1999, and the public market value of our ordinary shares declined significantly during 2001, 2002 and the first half of 2003, we do not believe we would have been treated as a PFIC in 2004. The tests for determining whether we are a PFIC for any tax year are applied annually, and it is difficult to make accurate predictions regarding the composition of our future income and assets, the factors which are relevant to this determination. In addition, there is no definitive method prescribed in the Code, United States Treasury Regulations or administrative or judicial interpretations thereof for determining the value of a foreign corporation’s assets for purposes of the Asset Test. While the legislative history of the United States Taxpayer Relief Act of 1997 indicates that “the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities,” there remains substantial uncertainty regarding the valuation of a publicly-traded foreign corporation’s assets for purposes of the Asset Test. Moreover, certain factors relevant to the PFIC determination, such as declines in the market value of our stock, are not within our control and can cause us to become a PFIC. Accordingly, there can be no assurance that we will not be deemed a PFIC in any future tax year.

          In view of the uncertainty regarding our use of the net proceeds realized from our sale of notes in November 2004, the valuation of our assets for purposes of the Asset Test and the complexity of the issues regarding our treatment as a PFIC, U.S. holders are urged to consult their own tax advisors for guidance as to our status as a PFIC. For those U.S. holders who determine that we were a PFIC in 2005 or in any subsequent tax year and notify us in writing of their request for the information required in order to effectuate the QEF Election described below, we will promptly make such information available to them.

          If we are treated as a PFIC for U.S. federal income tax purposes for any year during a U.S. holder’s holding period of our ordinary shares and the U.S. holder does not make a QEF Election or a “mark-to-market” election (both as described below):

—

“Excess distributions” by us to a U.S. holder would be taxed in a special way. “Excess distributions” with respect to any U.S. holder are amounts received by such U.S. holder with respect to our ordinary shares in any tax year that exceed 125% of the average distributions received by such U.S. holder from us during the shorter of (i) the three previous years, or (ii) such U.S. holder’s holding period of our ordinary shares before the then-current tax year. Excess distributions must be allocated ratably to each day that a U.S. holder has held our ordinary shares. A U.S. holder must include amounts allocated to the current tax year in its gross income as ordinary income for that year. A U.S. holder must pay tax on amounts allocated to each prior tax year in which we were a PFIC at the highest rate in effect for such prior year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax.

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

Information Reporting And Backup Withholding

          Any dividends paid on our ordinary shares to U.S. holders may be subject to U.S. federal tax information reporting requirements and the U.S. backup withholding tax (the backup withholding rate currently is 28%). In addition, the proceeds of a U.S. holder’s sale of ordinary shares may be subject to tax information reporting and the U.S. backup withholding tax. Backup withholding will not apply if the U.S. holder (i) is a corporation or other exempt recipient, and demonstrates the fact when so required, or (ii) the U.S. holder provides a U.S. taxpayer identification number, certifies as to no loss of exemption from backup withholding and complies with any other applicable backup withholding requirements. U. S. holders required to establish their exemption from backup withholding generally must provide a certification on the U.S. Internal Revenue Service Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is furnished to the U.S. Internal Revenue Service.

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

          We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the Securities and Exchange Commission, or SEC. You may read and copy any document we file, including any exhibits, with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Certain of our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov.

          As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. We have obtained an exemption from Nasdaq’s requirement to send an annual report to shareholders prior to our annual general meetings. We file annual reports on Form 20-F electronically with the SEC and post a copy on our website, www.audiocodes.com.

I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          Our exposure to market risk for changes in interest rates relates primarily to our investment in marketable securities. Our marketable securities portfolio includes U.S. government debt instruments and corporate debt instruments. The fair value of our long and short-term securities is based upon their market values as of December 31, 2005. In addition, we have contracted several structured note deals that are sensitive to changes in interest rates. Due to the nature of our investments, we do not believe that there is any material market risk exposure. Therefore, no quantitative tabular disclosures are required. However, we may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if management determines that it is necessary to offset these risks. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Operations in Israel.”

          To protect against the changes in value of forecasted foreign currency cash flows resulting from salary payments, we have instituted a foreign currency cash flow hedging program. We hedge portions of our forecasted expenses denominated in foreign currencies with forward contracts.

          During 2003, we entered into forward contracts to hedge a portion of the anticipated NIS payroll payments for periods of one to six months. These forward contracts are designated as cash flows hedges, as defined by SFAS No. 133, as amended, and are all highly effective as hedges of these expenses when the salary is recorded. The effective portion of the hedged instruments is included in payroll expenses in the statement of operations. During the year ended December 31, 2003, we recognized net income of $426,000 related to the forward contracts hedging salary payments. At December 31, 2003, we expected to reclassify $145,000 of net profit on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months.

          During the year ended December 31, 2004, we recognized net income of $87,000 related to the forward contracts hedging salary payments. At December 31, 2004, we expected to reclassify $353,000 of net profit on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months.

          During the year ended December 31, 2005, we recognized net loss of $151,000 related to the forward contracts hedging salary payments. At December 31, 2005, we expected to reclassify $84,000 of net profit on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15.	CONTROLS AND PROCEDURES

          As of the end of the period covered by this report, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rule 15d-15(e) under the Exchange Act). The evaluation was performed with the participation of our key corporate senior management and under the supervision and with the participation of our chief executive officer and chief financial officer. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and (ii) accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

          In addition, no changes in our internal control over financial reporting have occurred during the period covered by this Annual Report that have materially affected our internal controls over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

          Our Board of Directors has determined that Joseph Tenne is an “audit committee financial expert” as defined in Item 16A of Form 20-F and is “independent” as defined in the applicable regulations.

ITEM 16B.	CODE OF ETHICS

          In 2004, we adopted a Code of Conduct and Business Ethics that applies to our chief executive officer, chief financial officer and other senior financial officers. This Code has been posted on our website, www.audiocodes.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

          Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has served as our independent public accountants for each of the years in the three-year period ended December 31, 2005. The following table presents the aggregate fees for professional audit services and other services rendered by Kost Forer Gabbay & Kasierer in 2004 and 2005.

	Year ended December 31, (Amounts in thousands)

	2004	2005

Audit Fees	80	115
Audit Related Fees	230	51
Tax Fees	53	65
All Other Fees	—	4

Total	363	235

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

          During 2005, no services provided to AudioCodes by Kost Forer Gabbay & Kasierer were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 to F-39 hereto.

ITEM 19.

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit

1.1	Memorandum of Association of Registrant.*†

1.2	Articles of Association of Registrant, as amended.**

2.1	Indenture, dated November 9, 2004, between AudioCodes Ltd. and U.S. Bank National Association, as Trustee, with respect to the 2.))% Senior Convertible Notes due 2024.****

4.1	AudioCodes Ltd. 1997 Key Employee Option Plan (C).*

4.2	AudioCodes Ltd. 1997 Key Employee Option Plan, Qualified Stock Option Plan—U.S. Employees (D).*

4.3	Founder’s Agreement between Shabtai Adlersberg and Leon Bialik, dated January 1, 1993.*†

4.4	License Agreement between AudioCodes Ltd. and DSP Group, Inc., dated as of May 6, 1999.*†

4.5	Lease Agreement between AudioCodes Inc. and Spieker Properties, L.P., dated January 26, 2000.**

4.6

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

4.7	AudioCodes Ltd. 1997 Key Employee Option Plan (D).*

4.8	AudioCodes Ltd. 1997 Key Employee Option Plan (E).*

4.9	AudioCodes Ltd. 1999 Key Employee Option Plan (F), as amended.***

4.10	AudioCodes Ltd. 1997 Key Employee Option Plan, Qualified Stock Option Plan—U.S. Employees (E).*

Exhibit No.	Exhibit

4.11	AudioCodes Ltd. 1999 Key Employee Option Plan, Qualified Stock Option Plan—U.S. Employees (F).***

4.12	AudioCodes Ltd. 2001 Employee Stock Purchase Plan—Global Non U.S.§

4.13	AudioCodes Ltd. 2001 U.S. Employee Stock Purchase Plan.§

4.14	Lease Agreement between AudioCodes Ltd. and Nortel Networks (Marketing and Sales) Israel Ltd., effective as of December 31, 2002.**††

4.15	Sublease Agreement between AudioCodes USA, Inc. and Continental Resources, Inc., dated December 30, 2003.§§

4.16	Stock Purchase Agreement by and among AudioCodes Ltd., AudioCodes Inc., Ai-Logix, Inc. and AI Technologies N.V, dated as of May 12, 2004.§§

4.17	OEM Purchase and Sale Agreement No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of April 28, 2003 *****§§

4.18	Amendment No. 1 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of May 1, 2003 *****§§

4.19	Purchase and Sale Agreement by and among Nortel Networks, Ltd., AudioCodes Inc. and AudioCodes Ltd., dated as of April 7, 2003.§§

4.20

Purchase Agreement, dated as of November 9, 2004, between AudioCodes Ltd. and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Lehman Brothers Inc., as representatives of the initial purchasers of AudioCodes’ 2.00% Senior Convertible Notes due 2024.****

4.21	Registration Rights Agreement, dated as of November 9, 2004, between AudioCodes Ltd. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Lehman Brothers Inc. and CIBC World Markets Corp.****

4.22	Amendment No. 2 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of January 1, 2005 *****§§§

4.23	Amendment No. 3 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of February 15, 2005 *****§§§

4.24	Amendment No. 5 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of January 1, 2005 *****§§§

4.25	Amendment No. 6 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of April 1, 2005 §§§

Exhibit No.	Exhibit

4.26	Lease Agreement between AudioCodes Inc. and CA-Gateway Office Limited Partnership, effective as of December, 2004. §§§

4.27	Amendment No. 4 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of April 28, 2005 #

4.28	Agreement and Plan of Merger, dated as of May 16, 2006, among Audiocodes Ltd., Audiocodes, Inc., Green Acquisition Corp., Nuera Communications, Inc. and Robert Wadsworth, as Sellers’ Representative.

8.1	Subsidiaries of the Registrant.

12.1	Certification of Shabtai Adlersberg, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Nachum Falek, Vice President and Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

*	Incorporated herein by reference to Registrant’s Registration Statement on Form F-1 (File No. 333-10352) .

†	Hebrew original and English summary of Hebrew original.

††	English summary of Hebrew original.

‡	Incorporated herein by reference to Registrant’s Registration Statement on Form S-8 (File No. 333-13268) .

§	Incorporated herein by reference to Registrant’s Registration Statement on Form S-8 (File No. 333-13378) .

**	Incorporated herein by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2000.

***	Incorporated herein by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2002.

****	Incorporated by reference herein to Registrant’s Registration Statement on Form F-3 (File No. 333-123859).

*****

Confidential treatment has been granted for certain portions of the indicated document. The confidential portions have been omitted and filed separately with the Securities and Exchange Commission as required by Rule 24b-2 promulgated under the Securities Exchange Act of 1934.

§§	Incorporated herein by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2003.

§§§	Incorporated herein by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2004

#

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

Nachum Falek
Vice President Finance and Chief Financial Officer

Date: June 29, 2006

EXHIBIT INDEX

Exhibit No.	Exhibit

4.27	Amendment No. 4 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of April 28, 2005 *

4.28	Agreement and Plan of Merger, dated as of May 16, 2006, among Audiocodes Ltd., Audiocodes, Inc., Green Acquisition Corp., Nuera Communications, Inc. and Robert Wadsworth, as Sellers’ Representative.

8.1	Subsidiaries of the Registrant.

12.1	Certification of Shabtai Adlersberg, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Nachum Falek, Vice President and Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of Kost Forer and Gabbay & Kasierer, a member of Ernst & Young Global.

*          A request for confidentiality has been filed for certain portions of the indicated document. Confidential portions have been omitted and filed separately with the Securities and Exchange Commission as required by Rule 24b-2 promulgated under the Securities Exchange Act of 1934.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

AUDIOCODES LTD.

          We have audited the accompanying consolidated balance sheets of AudioCodes Ltd. (“the Company”) and its subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2004 and 2005, and the related consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
February 1, 2006	A Member of Ernst & Young Global

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2004	2005

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$166,832	$70,957
Short-term bank deposits and structured note	-	61,929
Short-term marketable securities and accrued interest	-	9,863
Trade receivables (net of allowance for doubtful accounts of $685 and $553 as of December 31, 2004 and 2005, respectively)	14,470	17,990
Other receivables and prepaid expenses	4,608	4,891
Inventories	10,059	11,562

Total current assets	195,969	177,192

LONG-TERM INVESTMENTS:
Long-term bank deposits and structured notes	50,195	27,781
Long-term marketable securities	-	49,791
Investment in affiliated companies	487	1,112
Deferred tax assets	-	2,489
Severance pay funds	4,538	5,406

Total long-term investments	55,220	86,579

PROPERTY AND EQUIPMENT, NET	6,694	6,494

INTANGIBLE ASSETS, DEFERRED CHARGES AND OTHER, NET	5,127	3,279

GOODWILL	9,135	18,679

Total assets	$272,145	$292,223

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and par value data

	December 31,

	2004	2005

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$6,541	$7,774
Other payables and accrued expenses	17,981	18,620

Total current liabilities	24,522	26,394

ACCRUED SEVERANCE PAY	4,978	5,887

SENIOR CONVERTIBLE NOTES	120,660	120,836

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY:
Share capital -
Ordinary shares of NIS 0.01 par value-
Authorized: 100,000,000 as of December 31, 2004 and 2005;
Issued: 43,808,132 shares as of December 31, 2004 and 44,529,943 shares as of December 31, 2005; Outstanding: 39,865,993 shares as of December 31, 2004 and 40,587,804 shares as of December 31, 2005	126	128
Additional paid-in capital	126,700	130,616
Treasury stock	(11,320)	(11,320)
Deferred stock compensation	(108)	(72)
Accumulated other comprehensive income	353	84
Retained earnings	6,234	19,670

Total shareholders’ equity	121,985	139,106

Total liabilities and shareholders’ equity	$272,145	$292,223

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,

	2003	2004	2005

Revenues	$44,228	$82,756	$115,827
Cost of revenues	20,037	34,375	46,993

Gross profit	24,191	48,381	68,834

Operating expenses:
Research and development, net	15,476	20,009	24,415
Selling and marketing	14,537	19,891	25,944
General and administrative	4,066	4,851	6,004

Total operating expenses	34,079	44,751	56,363

Operating income (loss)	(9,888)	3,630	12,471
Financial income, net	1,883	2,165	2,457
Equity in losses of affiliated companies, net	429	516	693

Income (loss) before taxes on income	(8,434)	5,279	14,235
Taxes on income	-	273	799

Net income (loss)	$(8,434)	$5,006	$13,436

Basic net earnings (loss) per share	$(0.22)	$0.13	$0.33

Diluted net earnings (loss) per share	$(0.22)	$0.12	$0.31

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Treasury stock	Deferred stock compensation	Accumulated other comprehensive income	Retained earnings	Total comprehensive income (loss)	Total shareholders’ equity

Balance as of January 1, 2003	$120	$114,635	$(11,105)	$-	$72	$9,662		$113,384

Purchase of treasury stock	-	-	(215)	-	-	-		(215)
Issuance of shares upon exercise of options and employee stock purchase plan	1	1,659	-	-	-	-		1,660
Deferred stock compensation	-	224	-	(224)	-	-		-
Amortization of deferred stock compensation	-	-	-	50	-	-		50
Comprehensive loss, net:
Unrealized gain on forward contracts, net	-	-	-	-	73	-	$73	73
Net loss	-	-	-	-	-	(8,434)	(8,434)	(8,434)

Total comprehensive loss, net							$(8,361)

Balance as of December 31, 2003	121	116,518	(11,320)	(174)	145	1,228		106,518

Issuance of shares upon exercise of options and employee stock purchase plan	5	10,182	-	-	-	-		10,187
Amortization of deferred stock compensation	-	-	-	66	-	-		66
Comprehensive income, net:
Unrealized gain on forward contracts, net	-	-	-	-	208	-	$208	208
Net income	-	-	-	-	-	5,006	5,006	5,006

Total comprehensive income, net							$5,214

Balance as of December 31, 2004	126	126,700	(11,320)	(108)	353	6,234		121,985

Issuance of shares upon exercise of options and employee stock purchase plan	2	3,916	-	-	-	-		3,918
Amortization of deferred stock compensation	-	-	-	36	-	-		36
Comprehensive income, net:
Unrealized loss on forward contracts, net	-	-	-	-	(269)	-	$(269)	(269)
Net income	-	-	-	-	-	13,436	13,436	13,436

Total comprehensive income, net							$13,167

Balance as of December 31, 2005	$128	$130,616	$(11,320)	$(72)	$84	$19,670		$139,106

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2003	2004	2005

Cash flows from operating activities:
Net income (loss)	$(8,434)	$5,006	$13,436
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	3,040	2,979	3,369
Amortization of marketable securities premiums and accretion of discounts, net	-	-	143
Equity in losses of affiliated companies, net	429	516	693
Amortization of deferred stock compensation	50	66	36
Amortization of senior convertible notes discount and deferred charges	-	28	198
Decrease (increase) in accrued interest on marketable securities, bank deposits and structured notes	(270)	75	(736)
Increase in trade receivables, net	(3,274)	(4,907)	(3,520)
Decrease (increase) in other receivables and prepaid expenses	(940)	(1,248)	57
Decrease (increase) in inventories	10	(3,712)	(1,503)
Increase in deferred tax assets	-	-	(2,033)
Increase in trade payables	1,795	1,329	1,233
Increase in other payables and accrued expenses	1,145	3,155	1,914
Increase in accrued severance pay, net	20	68	41
Other	-	98	(12)

Net cash provided by (used in) operating activities	(6,429)	3,453	13,316

Cash flows from investing activities:
Investments in affiliated companies	(621)	(512)	(1,318)
Short-term loan to unrelated company	-	-	(350)
Purchase of property and equipment	(1,997)	(4,257)	(2,393)
Proceeds from sale of property and equipment	-	6	96
Investment in short-term bank deposits	-	-	(33,969)
Proceeds from sale of short-term bank deposits	63,074	-	3,969
Investment in long-term bank deposits and structured notes	(50,000)	(18,000)	(20,000)
Proceeds from structured notes called by the issuer	-	18,000	10,000
Investment in short-term and long-term marketable securities	-	-	(59,060)
Payment for acquisition of Universal Audio Server (“UAS”) (1)	(4,373)	(2,500)	-
Payment for acquisition of Ai-Logix (2)	-	(8,684)	(10,000)

Net cash provided by (used in) investing activities	6,083	(15,947)	(113,025)

Cash flows from financing activities:
Proceeds from issuance of senior convertible notes	-	125,000	-
Issuance costs for senior convertible notes	-	(394)	(84)
Initial purchasers discount in respect of senior convertible notes	-	(4,365)	-
Proceeds from issuance of shares upon exercise of options and employee stock purchase plan	1,660	10,187	3,918
Purchase of treasury stock	(215)	-	-

Net cash provided by financing activities	1,445	130,428	3,834

Increase (decrease) in cash and cash equivalents	1,099	117,934	(95,875)
Cash and cash equivalents at the beginning of the year	47,799	48,898	166,832

Cash and cash equivalents at the end of the year	$48,898	$166,832	$70,957

Supplemental disclosure of cash flow activities:
Cash paid during the year for income taxes	$120	$91	$760

Cash paid during the year for interest	$-	$-	$2,500

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,

		2003	2004	2005

(1)	Payment for acquisition of UAS

	Net fair value of assets acquired of UAS at the date of acquisition (see also Note 1b):
	Property and equipment	$380	$-	$-
	Technology	1,173	-	-
	Goodwill	4,320	1,000	-

		5,873	1,000	-
	Paid (unpaid) accrued liability	(1,500)	1,500	-

		$4,373	$2,500	$-

(2)	Payment for acquisition of Ai-Logix

	Net fair value of assets acquired and liabilities assumed of Ai-Logix at the date of acquisition (see also Note 1c):
	Working capital, net (excluding cash and cash equivalents)	$-	$1,440	$-
	Property and equipment	-	329	-
	Technology	-	3,100	-
	Goodwill	-	3,815	10,000

		$-	$8,684	$10,000

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: –	GENERAL

	a.	Business overview:

AudioCodes Ltd. (“the Company”) and its subsidiaries (together “the Group”) design, develop and market enabling technologies and system products for the transmission of voice data and fax communications over packet network. The Group’s products are designed to enable the new voice infrastructure and are sold to original equipment manufacturers, network equipment providers, systems integrators and distributors in the telecommunications and networking industries.

The Company operates through its wholly-owned subsidiaries in the United States, United Kingdom, Germany, Argentina, Brazil, India and Korea.

	b.	Acquisition of the Universal Audio Server (“UAS”) business from Nortel Networks Limited (“Nortel”):

On April 7, 2003, the Group purchased from Nortel selected assets of its UAS business. As part of the transaction, Nortel granted the Group a license to use its UAS technology and the Group has undertook to act as an exclusive supplier to Nortel for its UAS products over a period of three years from the acquisition. In addition, the parties have entered into a development agreement in relation to future platforms.

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

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: –	GENERAL (Cont.)

Based upon an independent valuation of tangible and intangible assets acquired, the Group has allocated the total acquisition cost of the UAS assets, as follows:

April 7, 2003

Property and equipment	$380
Technology (five years useful life)	1,173
Goodwill *)	5,320

Total assets acquired	$6,873

*) Including $1,000 of the total acquisition cost which was allocated to goodwill in March 2004.

Goodwill includes but is not limited to the synergistic value and potential competitive benefits that could be realized by the Company from the acquisition. Goodwill is not deductible for tax purposes. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill arising from this acquisition will not be amortized (see also Note 2n).

The value assigned to tangible assets and intangible assets has been determined as follows:

Property and equipment are presented at current replacement cost.

The value assigned to technology amounted to $1,173. The fair value of technology was determined using the income approach.

In accordance with the agreement, contingent payments in the maximum aggregate amount of $12,500 was to be paid to Nortel based on net orders for UAS products placed by Nortel over the 18 month period following the closing date. These contingent payments were not considered part of the acquisition cost and, as they accrued, were offset against related revenues earned by the Group from orders by Nortel for each respective period. The Group periodically assessed the expected earn out payments, based on net sales from orders placed by Nortel. In 2003, the Group accrued earn-out payments in the amount of $1,600, which was included in other payables and accrued expenses in the net amount. In 2004, the Group paid Nortel $4,917 in cash with respect to actual sales for the relevant 18 month period. As of December 31, 2004, no further obligation for contingent payments to Nortel remains.

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

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: –	GENERAL (Cont.)

The Group paid $10,000 in cash at the closing of the transaction. An additional payment of $10,000 in cash was made in March 2005 based on the achievement of revenue milestones and additional terms by the Ai-Logix business during 2004 and 2005. This payment was recorded as part of the acquisition cost as additional goodwill in accordance with the provisions of SFAS No. 141.

Ai-Logix became a wholly-owned subsidiary of AudioCodes Inc. and accordingly, its results of operations have been included in the consolidated financial statements of the Group since the acquisition date.

This acquisition was accounted for under the purchase method of accounting in accordance with SFAS No. 141.

Based upon an independent valuation of tangible and intangible assets acquired, the Group has allocated the total acquisition cost of Ai-Logix’s assets and liabilities, as follows:

May 12, 2004

Trade receivables	$1,846
Inventories	1,680
Prepaid expenses	180
Property and equipment	329

Total tangible assets acquired	4,035

Technology (five years useful life)	3,100
Goodwill *)	13,359

Total intangible assets acquired	16,459

Total tangible and intangible assets acquired	20,494

Trade payables	(1,015)
Accrued expenses	(1,045)
Other current liabilities	(206)

Total liabilities assumed	(2,266)

Net assets acquired	$18,228

*)

During 2005, the Company paid an additional payment in the amount of $10,000 out of the total acquisition cost which was allocated to goodwill. The goodwill was reduced in the amount of $456 upon utilization of pre–acquisition carryforward tax losses in accordance with SFAS No. 141 (see also Note 14).

Goodwill includes, but is not limited to, the synergistic value and potential competitive benefits that could be realized by the Company from the acquisition. Goodwill is not deductible for tax purposes. In accordance with SFAS No. 142, goodwill arising from this acquisition will not be amortized (see also Note 2n).

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 1: –	GENERAL (Cont.)

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

e.	As to a major customer data, see Note 17b.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES

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

Cash equivalents are short-term highly liquid investments that are readily convertible into cash with maturities of three months or less, at the date acquired.

	e.	Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The deposits are in U.S. dollars and bear interest at an average rate of 3.23%. The short-term deposits are presented at their cost. The accrued interest is included in other receivables and prepaid expenses.

	f.	Marketable securities:

The Company accounts for investments in debt securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and evaluates such determinations at each balance sheet date. Debt securities are classified as held-to-maturity since the Company has the intent and ability to hold the securities to maturity and, accordingly, debt securities are stated at amortized cost.

The amortized cost of held-to-maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and interest are included in the consolidated statement of operations as financial income or expenses, as appropriate. The accrued interest on short-term and long-term marketable securities is included in the balance of short-term marketable securities.

	g.	Inventories:

Inventories are stated at the lower of cost or market value. Cost is determined as follows:

Raw materials - using the “average cost” method.

Finished products – using the “average cost” method with the addition of direct manufacturing costs.

The Group periodically evaluates the quantities on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs and write-down provisions are provided due to slow moving items, technological obsolescence, excess inventories, discontinued products and for market prices lower than cost.

	h.	Long-term bank deposits:

Bank deposits with maturities of more than one year are included in long-term investments and presented at their cost including accrued interest.

	i.	Structured notes:

The Group accounts for investments in structured notes in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and Emerging Issues Task Force (“EITF”) No. 96-12, “Recognition of Interest Income and Balance Sheet Classification of Structure Notes”. Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held-to-maturity when the Group has the intent and ability to hold these securities to maturity and are stated at amortized cost. As of December 31, 2004 and 2005, investments in structured notes approximate their market value.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	j.	Investment in affiliated companies:

The Company accounts for its investments in affiliated companies in which it has the ability to exercise significant influence over the operating and financial policies, using the equity method of accounting in accordance with the requirements of Accounting Principle Board (“APB”) No. 18, “The Equity Method of Accounting for Investments in Common Stock”.

Investment in affiliated companies represent investments in Ordinary shares, Preferred shares and convertible loans. The Company applies EITF No. 99-10, “Percentage Used to Determine the Amount of Equity Method Losses”. Accordingly, losses of the affiliated companies are recognized based on the ownership level of the particular investee security held by the investor.

The Company’s investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable, in accordance with APB No. 18. As of December 31, 2005, based on management’s most recent analyses, no impairment losses have been identified.

	k.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	33
Office furniture and equipment	6 - 20
Motor vehicles	15
Leasehold improvements	Over the shorter of the term of the lease or the life of the asset

l.	Intangible assets and deferred charges:

Intangible assets are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142. Accordingly, acquired technology is amortized over five years.

Cost incurred in respect of issuance of senior convertible notes are deferred and amortized using the effective interest method and classified as a component of interest expense, over the period from issuance to maturity, which is 20 years, in accordance with APB No. 21 “Interest on Receivables and Payables”.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	m.	Impairment of long-lived assets:

The Group’s long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2005, no impairment losses have been identified.

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

	n.	Goodwill:

Goodwill represents an excess of costs over the fair value of the net assets of businesses acquired under SFAS No. 142, “Goodwill and Other Intangible Assets”.

SFAS No. 142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment at the reporting unit level by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using market capitalizations. The Company elected to perform its analysis of goodwill impairment during the fourth quarter of 2005. The test was based on the Group’s single operating segment and reporting unit structure. As of December 31, 2005, no impairment losses had been identified.

	o.	Revenue recognition:

The Group generates its revenues primarily from the sale of products. The Group sells its products through a direct sales force and sales representatives. The Group’s products are delivered to its customers, which include original equipment manufacturers, network equipment providers, systems integrators and distributors in the telecommunications and networking industries, all of whom are considered end-users.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The Group generally grants to its customers a right of return or the ability to exchange a specific percentage of total price paid for products they have purchased over a period of three months for other products. The Group maintains a provision for product returns and exchanges based on their experience with historical sales returns, analysis of credit memo data and other known factors, in accordance with SFAS No. 48, “Revenue Recognition When Right of Return Exists”. The provision was deducted from revenues and amounted to $294, $619 and $545 as of December 31, 2003, 2004 and 2005, respectively.

Revenues from the sale of products which were not yet determined to be final sales due to market acceptance or technological compatibility were deferred and included in deferred revenues.

	p.	Warranty costs:

The Group generally provides a warranty period of 12 months, at no extra charge. The Group estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Group’s warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Group periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary. A tabular reconciliation of the changes in the Company’s aggregate product warranty liability was not provided due to immateriality.

	q.	Research and development costs:

Research and development costs, net of grants received, are charged to the statement of operations as incurred.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	r.	Income taxes:

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

	s.	Concentrations of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, structured notes, marketable securities and trade receivables.

The majority of the Group’s cash and cash equivalents, bank deposits and structured notes are invested in U.S. dollar instruments with major banks in Israel and the United States. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these financial investments.

Marketable securities include investments in debentures of corporations, U.S. government and agencies. Management believes that those corporations and agencies are financially sound, the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these marketable debt securities.

The trade receivables of the Group are derived from sales to customers located primarily in the Americas, the Far East, Israel and Europe. The Group performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Group has determined to be doubtful of collection. The Group usually does not require collateral on trade receivables because most of its sales are to large and well-established companies.

	t.	Senior convertible notes:

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

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	u.	Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus potential dilutive Ordinary shares considered outstanding during the year, in accordance with SFAS No. 128, “Earnings Per Share”.

Senior convertible notes and certain outstanding stock options and warrants have been excluded from the calculation of the diluted net earnings (loss) per Ordinary share since such securities are anti-dilutive for all periods presented. The total weighted average number of shares related to the senior convertible notes and outstanding options and warrants that have been excluded from the calculations of diluted net earnings (loss) per share was 7,836,696, 4,972,991 and 8,598,556 for the years ended December 31, 2003, 2004 and 2005, respectively.

	v.	Accounting for stock-based compensation:

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

The Group adopted the disclosure provisions of SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure”, which amended certain provisions of SFAS No. 123 “Accounting for Stock-Based Compensation” to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the prior year. The Group continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

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

The fair value for these options was estimated at the date of grant using the Black and Scholes option pricing model and amortized over the vesting period. Fair values were estimated using the following weighted-average assumptions:

	2003	2004	2005

Dividend yield	0%	0%	0%
Expected volatility	108%	87%	75%
Risk-free interest	3%	3%	4%
Expected life	4 years	4 years	4.5 years

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Black-Scholes pricing-model was used to estimate the fair value of the ESPP compensation. Assumptions are not provided due to immateriality.

Pro forma information under SFAS No. 123 is as follows:

	Year ended December 31,

	2003	2004	2005

Net income (loss) as reported	$(8,434)	$5,006	$13,436
Add: stock-based compensation expenses determined under the intrinsic value based method included in the reported net income (loss)	50	66	36
Deduct: stock-based compensation expenses determined under the fair value based method for all awards	(10,865)	(8,509)	(8,869)

Pro forma net income (loss)	$(19,249)	$(3,437)	$4,603

Basic net earnings (loss) per share as reported	$(0.22)	$0.13	$0.33

Diluted net earnings (loss) per share as reported	$(0.22)	$0.12	$0.31

Pro forma basic net earning (loss) per share	$(0.51)	$(0.09)	$0.11

Pro forma diluted net earning (loss) per share	$(0.51)	$(0.09)	$0.11

The Group applies SFAS No. 123 and EITF No. 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”, with respect to options and warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date.

w.	Severance pay:

The Group’s liability for severance pay for Israeli employees is calculated pursuant to Israel’s Severance Pay Law, based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment, or a portion thereof. The Group’s liability for all of its Israeli employees is fully provided for by monthly deposits with severance pay funds, insurance policies and by an accrual.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies and includes immaterial profits.

Severance expenses for the years ended December 31, 2003, 2004 and 2005, amounted to approximately $1,127, $1,182 and $1,514, respectively.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	x.	Advertising expenses:

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2003, 2004 and 2005, amounted to $211, $359 and $371, respectively.

	y.	Fair value of financial instruments:

The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, trade receivables and trade payables approximate their fair value due to the short-term maturity of such instruments.

The carrying amounts of bank deposits and structured notes are estimated by discounting the future cash flows using current interest rates for deposits of similar terms and maturities. The carrying amount of long-term deposits approximates their fair value.

The fair value of marketable securities is based on quoted prices and do not differ significantly from the carrying amount (see Notes 3 and 6).

The fair value of senior convertible notes is based on quoted market values and prevailing market rates, and approximates their carrying amount.

The fair value of foreign currency contracts (used for hedging purposes) is estimated by obtaining current quotes from banks.

	z.	Derivative instruments:

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

The Group uses derivatives instruments to manage exposures to foreign currency related to salary payments denominated in New Israeli Shekel (“NIS”). The Group’s objectives for holding derivatives are to minimize risks.

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

AUDIOCODES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Since the amounts of forward transactions do not exceed salary payments, those transactions are all highly effective and the results are recorded as payroll expenses, at the time that the hedged expense is recorded. When the Group hedges payrolls for following periods, then the results as of the balance sheet date are recorded in other comprehensive income.

At December 31, 2005, the Group expects to reclassify $84 of net gains on derivative instruments from accumulated other comprehensive income to income during the next nine months due to actual payment of variable interest associated with the floating rate debt.

aa.	Impact of recently issued accounting standards:

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued Statement No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”), which is a revision of SFAS No. 123. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while SFAS No. 123(R) requires all share-based payments to employees including grants of employee stock options and shares issued under the ESPP to be recognized based on their fair values. SFAS No. 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. SFAS No. 123(R) will be effective for periods commencing January 1, 2006. SFAS No. 123(R) permits public companies to adopt its requirements using either the modified prospective or modified retrospective method. The Company currently expects to adopt SFAS No. 123(R), using the modified prospective method of adoption in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

In March 2005, the Securities and Exchange Commission (“SEC”) released SEC Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB 107”). SAB 107 provides the SEC staff’s position regarding the application of SFAS No. 123(R) and contains interpretive guidance related to the interaction between SFAS No. 123(R) and certain SEC rules and regulations, and also provides the SEC staff’s views regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions. The Company is currently reviewing the effect of SAB 107 and SFAS No. 123(R) on its financial position, results of operations and cash flows. The Company expects that the adoption of SFAS No. 123(R) and SAB 107 will have a material effect on its financial position and results of operations.

AUDIOCODES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4”. SFAS No. 151 amends Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS No. 151 will have a material effect on its financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, a replacement of APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of the change, the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retroactive application to prior periods’ financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. As of December 31, 2005, adoption of SFAS No. 154 will not have a material impact on the Company’s financial position or results of operation.

In November 2005, the FASB issued FSP FAS 115-1. The FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of other than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends SFAS No. 115, “Accounting for Certain Investments in Debt and Equity”. The FSP replaces the impairment evaluation guidance of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” with references to the existing other-than-temporary impairment guidance. The FSP clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell an impaired security has not been made. The guidance in this FSP is to be applied to reporting periods beginning after December 15, 2005. As of December 31, 2005, adoption of FSP FAS 115-1 will not have a material impact on the Company’s financial position or results of operations.

AUDIOCODES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3: –	SHORT-TERM MARKETABLE SECURITIES AND ACCRUED INTEREST

During 2005, the Company invested in marketable debt securities which are classified as held-to-maturity investments.

	December 31, 2005

	Amortized cost	Net unrealized losses	Market Value

Held-to-maturity - matures within one year:

Corporate debentures	$8,040	$53	$7,987
U.S. government and agencies debts	1,000	4	996
Accrued interest	823	-	823

	$9,863	$57	$9,806

The unrealized losses on the Company’s investments in all types of securities are due to interest rate increases. The contractual cash flows of these investments are either guaranteed by the U.S. government or an agency of the U.S. government or were issued by highly rated corporations. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company’s investment. Since the Company has the ability and intent to hold these investments until a recovery of fair value, which may be until maturity, the Company does not consider these investments to be other-than-temporarily impaired as of December 31, 2005. In addition, the unrealized losses are for periods not longer than twelve months.

NOTE 4: –	INVENTORIES

	December 31,

	2004	2005

Raw materials	$4,384	$4,598
Finished products	5,675	6,964

	$10,059	$11,562

In the years ended December 31, 2003, 2004 and 2005, the Group wrote-off and wrote-down inventory in a total amount of $835, $1,237 and $1,168, respectively. These amounts are included in cost of revenues.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5: –	LONG-TERM BANK DEPOSITS AND STRUCTURED NOTES

Long-term bank deposits and structured notes are composed as follows:

	December 31,

	2004	2005	2004	2005

	Weighted average interest

Long-term bank deposits (in U.S. dollars)	2.7%	-	$25,195	$-
Structured notes (1)	3.8%	3.0%	25,000	27,781

			$50,195	$27,781

(1)

As of December 31, 2005, the Group purchased callable structured notes at par value totaling $28,000 for settlement during 2006 to 2010 from several banks. Under the arrangements with the banks, whether or not the structured notes bear interest depends upon the three month to one year LIBOR rate.

For each day in which the relevant LIBOR rate is below an agreed annual fixed rate, which ranges from 2.5% to 6% the structured notes bear interest at the rate of 3.2% to 5.75% per annum. On all other days, the structured notes do not bear any interest. As of December 31, 2005, investments in structured notes securities approximate their market value.

NOTE 6: –	LONG-TERM MARKETABLE SECURITIES

During 2005, the Company invests in marketable debt securities which are classified as held-to-maturity investments.

	December 31, 2005

	Amortized cost	Net unrealized losses	Market Value

Held-to-maturity - matures after one year through three years:

Corporate debentures	$33,792	$265	$33,527
U.S. government and agencies debts	15,999	130	15,869

	$49,791	$395	$49,396

The unrealized losses on the Company’s investments in all types of securities are due to interest rate increases. The contractual cash flows of these investments are either guaranteed by the U.S. government or an agency of the U.S. government or were issued by highly rated corporations. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company’s investment. Since the Company has the ability and intent to hold these investments until a recovery of fair value, which may be until maturity, the Company does not consider these investments to be other-than-temporarily impaired as of December 31, 2005. In addition, the unrealized losses are for periods not longer than twelve months.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7: –	INVESTMENT IN AFFILIATED COMPANIES

a.

In December 2000, the Company signed an agreement to invest in an unrelated privately-held company (“affiliated company”). During 2005, the Company granted convertible loans in the amount of $ 611. The loans bear no interest and shall be convertible into shares. The date of conversion, the type of the shares and the number of shares granted will be determined by the board of directors of the investee. As of December 31, 2005, the Company holds 41% of the affiliated company’s share capital.

	December 31,

	2004	2005

Equity, net (1)	$487	$(232)
Convertible loans	-	611

Total investments	$487	$379

(1) Net equity as follows:

Net equity as of purchase date	$93	$93
Unamortized goodwill	2,389	2,389
Accumulated net losses	(1,995)	(2,714)

	$487	$(232)

b.

In July, 2005, the Company signed a share purchase agreement with another unrelated privately-held company and certain of its shareholders to acquire 19.5% of its Ordinary shares for a total purchase price in the amount of $707.

	December 31,

	2004	2005

Net equity as of purchase date	$-	$(106)
Unamortized goodwill	-	813
Accumulated net income	-	26

Total investment	$-	$733

AUDIOCODES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8: –	PROPERTY AND EQUIPMENT

	December 31,

	2004	2005

Cost:
Computers and peripheral equipment	$10,492	$11,767
Office furniture and equipment	5,244	6,333
Motor vehicles	48	48
Leasehold improvements	1,357	1,289

	17,141	19,437

Accumulated depreciation:
Computers and peripheral equipment	8,004	9,184
Office furniture and equipment	2,127	3,327
Motor vehicles	48	48
Leasehold improvements	268	384

	10,447	12,943

Depreciated cost	$6,694	$6,494

Depreciation expenses amounted to $ 2,880, $ 2,352 and $ 2,509 for the years ended December 31, 2003, 2004 and 2005, respectively.

NOTE 9: –	INTANGIBLE ASSETS, DEFERRED CHARGES AND OTHER

		December 31,

		2004	2005

a.	Cost:
	Acquired technology	$4,273	$4,273
	Deferred charges	1,644	478
	Other	–	200

		5,917	4,951

	Accumulated amortization:
	Acquired technology	787	1,647
	Deferred charges	3	25

		790	1,672

	Amortized cost	$5,127	$3,279

b.	Amortization expenses related to acquired technology amounted to $160, $627 and $860 for the years ended December 31, 2003, 2004 and 2005, respectively.

AUDIOCODES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9: –	INTANGIBLE ASSETS, DEFERRED CHARGES AND OTHER (Cont.)

c.	Expected amortization expenses related to acquired technology for the years ended December 31:

2006	$860
2007	860
2008	673
2009	233

$2,626

d.	Amortization expenses related to deferred charges amounted to $ 3 and $ 22 for the years ended December 31, 2004 and 2005, respectively.

NOTE 10: –	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,

	2004	2005

Employees and payroll accruals	$6,355	$8,088
Technology licensing fee provision	3,974	2,901
Government authorities	874	738
Accrued expenses	5,187	6,568
Deferred revenues	1,430	300
Others	161	25

	$17,981	$18,620

AUDIOCODES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: –	SENIOR CONVERTIBLE NOTES

In November 2004, the Company issued $ 125,000 (including the exercise of the option as described below) in an aggregate principal amount of 2% Senior Convertible Notes due November 9, 2024 (“the Notes”). The Company is obligated to pay interest on the Notes semi-annually on May 9 and November 9 of each year.

The Notes are convertible, at the option of the holders at any time before the maturity date, into Ordinary shares of the Company at a conversion rate of 53.4474 Ordinary shares per $ 1 principal amount of Notes, representing a conversion price of approximately $ 18.71 per share. The Notes are subject to redemption at any time on or after November 9, 2009, in whole or in part, at the option of the Company, at a redemption price of 100% of the principal amount plus accrued and unpaid interest. The Notes are subject to repurchase, at the holders’ option, on November 9, 2009, November 9, 2014 or November 9, 2019, at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any, on such repurchase date. The Company can choose to pay the repurchase price in cash, Ordinary shares or a combination of cash and Ordinary shares. As of December 31, 2005, the Notes are presented as a long-term liability.

The Notes also contain a provision for a “make-whole” premium to be paid by the Company to holders of the Notes in the event of certain changes in control that could occur during the life of the Notes. The premium is payable in the form of cash, the Company’s Ordinary shares, or the same form of consideration used to pay for the shares of the Company’s Ordinary shares in connection with the transaction constituting the change in control. The premium declines over time and is based upon the price of the Company’s Ordinary shares as of the effective date of the change in control. Due to immateriality, the Company did not record separate derivative in the financial statements.

The Notes were issued with a conversion price equal to $ 18.71 per share, which reflected the closing share price on the Nasdaq on the date of the offering, which was $ 14.12, plus a premium of 32.5%. In accordance with EITF No. 00-27, no beneficial conversion feature was recognized or recorded.

The additional amount that the Company can be required to pay in respect of the withholding taxes was recorded as a liability.

As part of the offering, the Company granted the Initial Purchasers an option to purchase at any time during 30 days from the date of the offering, up to an additional $ 25,000 principal amount of senior convertible notes. The option, in accordance with SFAS No. 133, is not embedded and therefore should be measured on a stand-alone basis. On November 16, 2004, the option was exercised in full. Due to immateriality, the Company did not record this option and its exercise in the financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12: –	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Group’s facilities are rented under several lease agreements in Israel and the U.S. for periods ending in 2013.

Future minimum rental commitments under non-cancelable operating leases for the years ended December 31, are as follows:

2006	$2,530
2007	2,429
2008	2,447
2009	2,466
2010 and thereafter	8,611

$18,483

Rent expenses for the years ended December 31, 2003, 2004 and 2005, were approximately $ 1,829, $ 2,927 and $ 2,938, respectively.

b.	Royalty commitment to the Office of the Chief Scientist of Israel (“OCS”):

Under the research and development agreements of the Company with the OCS and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3%-4.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the OCS research and development grants received, linked to the U.S. dollar plus interest on the unpaid amount received based on the 12-month LIBOR rate applicable to dollar deposits. The Company is obligated to repay the Israeli Government for the grants received only to the extent that there are sales of the funded products.

The Company did not repay or accrue royalties for the year ended December 31, 2005, relating to such grants.

As of December 31, 2005, the Company had a contingent obligation to pay royalties in the amount of approximately $ 1,617.

c.	Royalty commitments to third parties:

The Group entered into technology licensing fee agreements with third parties. Under the agreements, the Group agreed to pay the third parties royalties until 2008, based on 0.3%-0.9% of the Group’s total consolidated revenues.

From time to time, the Group may be subject to patent infringement claims that arise in the ordinary course of its business activities. The Group estimates and records liabilities for those contingent claims for which it believes future expenditures will be required and for which such expenditures can be reasonably estimated.

AUDIOCODES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13: –	SHAREHOLDERS’ EQUITY

	a.	Treasury stock:

On January 10, 2001 and on April 28, 2002, the Company’s Board of Directors approved a share repurchase program pursuant to which the Company is authorized to purchase up to an aggregate amount of 4,000,000 of its outstanding Ordinary shares. As of December 31, 2005, the Company had purchased 3,942,139 of its outstanding Ordinary shares, at a weighted average price per share of $ 2.87.

	b.	Warrants issued to consultants:

During 1999, the Company issued warrants to consultants to purchase 4,000 and 50,000 Ordinary shares of NIS 0.01 par value at an exercise price of $ 9.82 per share and $ 18.82 per share, respectively, expiring seven years from the date of grant. Warrants to purchase 24,000 Ordinary shares at an exercise price of $ 18.82 per share were exercisable immediately, and warrants to purchase 30,000 Ordinary shares are exercisable in four equal annual installments from the date of grant. During 2001, warrants to purchase 10,000 Ordinary shares at an exercise price of $ 18.82 were exercised.

As of December 31, 2005, 44,000 warrants are outstanding and exercisable at a weighted average exercise price of $ 18.

	c.	Employee Stock Purchase Plan:

In May 2001, the Company’s Board of Directors adopted the Employee Stock Purchase Plan (“the Purchase Plan”), which provides for the issuance of a maximum of 2,000,000 Ordinary shares. As of December 31, 2005, 1,033,290 shares are still available for future issuance. Eligible employees can have up to 15% of their wages, up to certain maximums, used to purchase Ordinary shares. The Purchase Plan is implemented with purchases every six months occurring on January 31 and July 31 of each year. The price of the Ordinary shares purchased under the Purchase Plan is equal to 85% of the lower of the fair market value of the Ordinary shares on the commencement date of each offering period or on the semi-annual purchase date.

During the years ended December 31, 2003, 2004 and 2005, 290,605, 208,952 and 257,746 shares, respectively, were issued under the Purchase Plan for aggregate considerations of $ 537, $ 1,332 and $ 2,134, respectively.

	d.	Employee Stock Option Plans:

Under the Company’s 1997 and 1999 Stock Option Plans (“the Plans”), options to purchase Ordinary shares may be granted to officers, directors, employees and consultants of the Group.

The total number of shares authorized for grant of options under the Plans is 14,704,523. As of December 31, 2005, 1,536,509 shares are still available for future option grants.

Stock options granted under the Plans are exercisable usually at the fair market value of the Ordinary shares at the date of grant and expire ten or seven years from the date of grant. The options generally vest over four or five years, from the date of grant. Any options, which are forfeited or cancelled before expiration, become available for future grants.

AUDIOCODES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13: –	SHAREHOLDERS’ EQUITY (Cont.)

A summary of the Group’s stock option activity and related information for the years ended December 31, 2003, 2004 and 2005, is as follows:

	Year ended December 31,

	2003		2004		2005

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at the beginning of the year	7,202,088	$8.21	8,425,947	$7.76	7,852,800	$9.46
Granted	1,737,500	$3.94	1,693,000	$11.96	1,029,500	$10.26
Exercised	(269,742)	$4.14	(1,869,446)	$4.72	(466,065)	$3.86
Forfeited	(243,899)	$5.92	(396,701)	$6.28	(525,863)	$17.18

Outstanding at the end of the year	8,425,947	$7.76	7,852,800	$9.46	7,890,372	$9.38

Options exercisable at the end of the year	4,526,834	$9.46	4,094,213	$10.98	4,819,818	$9.55

The options outstanding as of December 31, 2005, have been separated into ranges of exercise prices, as follows:

Range of exercise price	Options outstanding as of December 31, 2005	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2005	Weighted average exercise price of exercisable options

		(Years)

$ 0.61	121,000	2.16	$0.61	121,000	$0.61
$ 1.1	163,600	2.51	$1.10	163,600	$1.10
$ 1.73-2.51	808,393	3.81	$2.29	553,893	$2.26
$ 2.67-4	590,443	3.38	$3.14	405,855	$3.05
$ 4.1-6.04	1,204,680	3.51	$4.45	913,847	$4.36
$ 6.51-9.24	1,278,306	2.70	$7.63	1,051,556	$7.53
$ 9.32-14.76	2,888,750	5.94	$11.01	814,242	$10.84
$ 15.94-20.38	141,000	2.70	$17.74	101,625	$18.44
$ 25.5-36.53	670,200	1.30	$29.03	670,200	$29.03
$ 50.50	24,000	1.49	$50.50	24,000	$50.50

	7,890,372		$9.38	4,819,818	$9.55

The Company has recorded deferred stock compensation for options issued with an exercise price below the fair market value of the Ordinary shares on the date of grant. The deferred stock compensation has been amortized and recorded as compensation expense ratably over the vesting period of the options. Compensation expenses of approximately $50, $66 and $36 were recognized during the years ended December 31, 2003, 2004 and 2005, respectively.

AUDIOCODES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 13: –	SHAREHOLDERS’ EQUITY (Cont.)

Options granted to employees in 2003, 2004 and 2005 have an exercise price equal to the fair market value of an Ordinary share at the grant date, except for options that were granted in 2003 to certain employees with an exercise price less than the share market price at the grant date. The weighted average fair values of the options granted during 2003, 2004 and 2005, were $3.77, $7.63 and $6.27, respectively.

e.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to pay cash dividends in the foreseeable future. (See also Note 14a.)

NOTE 14: –	TAXES ON INCOME

a.	Israeli taxation:

	1.	Measurement of taxable income:

Commencing in taxable year 2003, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Such an elective obligates the Company for three years. Accordingly, commencing taxable year 2003, results for tax purposes are measured in terms of earnings in dollars. The Company has elected to extend the term of the above mentioned tax measurement by another year.

	2.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the law”):

The Company’s production facilities have been granted the status of an “Approved Enterprise” in accordance with the law under four separate investment programs. According to the provisions of such Israeli law, the Company has been granted the “Alternative Benefit Plan”, under which the main benefits are tax exemption and reduced tax rate. Therefore, the Company’s income derived from Approved Enterprise will be entitled to a tax exemption for a period of two to four years and to an additional period of six to eight years of reduced tax rates of 10% - 25% (based on the percentage of foreign ownership). The duration of tax benefits of reduced tax rates is subject to a limitation of the earlier of 12 years from commencement of production, or 14 years from the approval date. The Company utilized tax benefits from the first program in 1998 and is eligibled for benefits through 2007. Tax benefits from the remaining programs are scheduled to gradually expire through 2013.

AUDIOCODES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14: –	TAXES ON INCOME (Cont.)

As of December 31, 2005, retained earnings included approximately $540 in tax-exempt income earned by the Company’s “Approved Enterprise”. The Company’s Board of Directors has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s “Approved Enterprise”.

Tax-exempt income attributable to the “Approved Enterprise” cannot be distributed to shareholders without subjecting the Company to taxes except upon complete liquidation of the Company. If such retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (currently between 10% - 25%) and an income tax liability of approximately up to $135 would be incurred by the Company.

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above law, regulations published thereunder and the certificate of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2005, management believes that the Company is in compliance with all of the aforementioned conditions.

Income from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the regular tax rate prevailing at that time.

On April 1, 2005, an amendment to the law came into effect (“the Amendment”) and has significantly changed the provisions of the law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Beneficiary Enterprise, such as provisions generally requiring that at least 25% of the Beneficiary Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

In addition, the law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company’s existing “Approved Enterprises” will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the law has amended, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record a deferred tax liability with respect to such tax-exempt income.

AUDIOCODES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14: –	TAXES ON INCOME (Cont.)

	3.	Net operating losses carryforwards:

As of December 31, 2005, the Company has accumulated losses for tax purposes in the amount of approximately $80 million, which can be carried forward and offset most of against taxable income in the future for an indefinite period.

	4.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

The Company currently qualifies as an “Industrial Company” under the above law and as such is entitled to certain tax benefits, including accelerated depreciation and the deduction of public offering expenses in three equal annual payments.

	5.	Tax rates:

Under an amendment to the Israeli Income Tax Ordinance appeal on July 25, 2005, a gradual decrease in the corporate tax rate in Israel will be in effect as follows: in 2006 - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%.

b.	Income (loss) before taxes on income comprised as following:

	Year ended December 31,

	2003	2004	2005

Domestic	$(7,338)	$2,303	$6,694
Foreign	(1,096)	2,976	7,541

	$(8,434)	$5,279	$14,235

c.	Taxes on income are comprised as follows:

Current taxes	$-	$273	$3,048
Tax in respect of prior years	-	-	240
Deferred taxes *)	-	-	(2,489)

	$-	$273	$799

*)	Including $456 of the total deferred tax assets upon utilization of pre-acquisition carryforward tax losses derived from acquisition of Ai-Logix in accordance with SFAS No. 141 (See also Note 1c).

	Year ended December 31,

	2003	2004	2005

Domestic	$-	$-	$2,167
Foreign	-	273	(1,368)

	$-	$273	$799

AUDIOCODES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14: –	TAXES ON INCOME (Cont.)

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax liabilities and assets are as follows:

	December 31,

	2004	2005

Deferred tax assets:
Net operating loss carryforwards	$40,475	$34,616
Reserves and allowances	6,544	7,071

Net deferred tax assets before valuation allowance	47,019	41,687
Valuation allowance	(47,019)	(39,198)

Net deferred tax assets	$-	$2,489

Domestic	$-	$2,489

The Company’s U.S. subsidiaries have estimated total available carryforward tax losses of approximately $22 million to offset against future taxable profit between 2015 and 2024. As of December 31, 2005, the Company recorded a deferred tax asset of $2,489 relating to the available net carryforward tax losses.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

The Company has provided valuation allowances in respect of deferred tax assets resulting from tax benefits related to employee stock option exercises, which will be credited to additional paid-in capital when realized. Management currently believes that it is more likely than not that those deferred tax deductions will not be realized in the foreseeable future.

AUDIOCODES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 14: –	TAXES ON INCOME (Cont.)

	e.	Reconciliation of the theoretical tax expenses:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operations is as follows:

	Year ended December 31,

	2004	2005

Income before taxes, as reported in the consolidated statements of income	$5,279	$14,235

Statutory tax rate	35%	34%

Theoretical tax expenses on the above amount at the Israeli statutory tax rate	1,848	4,840
Deferred taxes resulting from “Approved Enterprise” benefits for which a valuation allowance was provided (1)	(4,335)	(3,543)
Tax adjustment in respect of different tax rate of foreign subsidiaries	-	(84)
Non-deductible expenses	1,355	1,663
Deferred taxes on losses for which a valuation allowance was provided	1,223	(4,278)
Inter-company charges	-	1,725
Equity in losses of affiliated companies, net	182	236
Income taxes in respect of prior years	-	240

Actual tax expense	$273	$799

(1) Per share amounts (basic) of the tax benefit resulting from the exemption	$0.11	$0.09

Per share amounts (diluted) of the tax benefit resulting from the exemption	$0.10	$0.08

AUDIOCODES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 15: –	BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE

	Year ended December 31,

	2003	2004	2005

Numerator:

Net income (loss) available to shareholders of Ordinary Shares	$(8,434)	$5,006	$13,436

Denominator:

Denominator for basic earnings (loss) per share - weighted average number of Ordinary shares, net of treasury stock	37,509,000	38,613,597	40,295,591
Effect of dilutive securities:
Employee stock options and ESPP	* ) -	3,993,000	2,790,110
Senior convertible notes	-	*) -	* ) -

Denominator for diluted net earnings (loss) per share - adjusted weighted average number of shares	37,509,000	42,606,597	43,085,701

*)	Antidilutive.

NOTE 16: –	FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,

	2003	2004	2005

Financial expenses:
Foreign currency translation differences	$(396)	$(403)	$(438)
Interest	-	(381)	(3,357)
Amortization of marketable securities premiums and accretion of discounts, net	-	-	(143)
Others	(105)	(94)	(155)

	(501)	(878)	(4,093)

Financial income:
Foreign currency translation differences	376	310	447
Interest	2,008	2,726	6,103
Others	-	7	-

	2,384	3,043	6,550

	$1,883	$2,165	$2,457

AUDIOCODES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17: –	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	Summary information about geographic areas:

The Group manages its business on a basis of one reportable segment (see Note 1 for a brief description of the Group’s business). The data is presented in accordance with SFAS No. 131 “Disclosure About Segments of an Enterprise and Related Information”. Revenues in the table below are attributed to geographical areas based on the location of the end customers.

The following presents total revenues for the years ended December 31, 2003, 2004 and 2005 and long-lived assets as of December 31, 2003, 2004 and 2005.

	2003		2004		2005

	Total revenues	Long- lived assets	Total revenues	Long- lived assets	Total revenues	Long- lived assets

Israel	$2,984	$3,811	$8,332	$7,357	$12,235	$6,248
Americas	25,179	6,086	51,573	13,594	66,622	22,193
Europe	5,587	-	10,972	5	22,434	7
Far East	10,478	-	11,879	-	14,536	4

	$44,228	$9,897	$82,756	$20,956	$115,827	$28,452

b.	Major customer’s data as a percentage of total revenues:

	Year ended December 31,

	2003	2004	2005

Customer A	14%	19%	16%

c.	Product lines:

Total revenues from external customers divided on the basis of the Company’s product lines are as follows:

	Year ended December 31,

	2003	2004	2005

Technology	$28,507	$48,500	$62,287
Networking	15,721	34,256	53,540

	$44,228	$82,756	$115,827