Form 20-F
period 2006-12-31
AUDIOCODES LTD
filed 2007-06-27
CIK 1086434

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________________

For the transition period from __________________ to __________________

Commission file number 0-30070

AUDIOCODES LTD.

(Exact name of Registrant as specified in its charter and translation of Registrant's name into English)

ISRAEL

(Jurisdiction of incorporation or organization)

1 Hayarden Street, Airport City Lod 70151, Israel

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class Ordinary Shares, nominal value NIS 0.01 per share	Name of each exchange on which registered Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

        Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

        As of December 31, 2006, the Registrant had outstanding 46,051,867 Ordinary Shares, nominal value NIS 0.01 per share.

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

Yes ☒ No ☐

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

        We derived the consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006 and consolidated balance sheets data as of December 31, 2005 and 2006 from the audited consolidated financial statements set forth elsewhere in this Annual Report. We derived the consolidated statements of operations data for the years ended December 31, 2002 and 2003 and the consolidated balance sheets data as of December 31, 2002, 2003 and 2004 from audited consolidated financial statements that are not included in this Annual Report.

(In thousands, except per share data)

	Year Ended December 31,
	2002	2003	2004	2005	2006(*)

Statement of Operations Data:
Revenues	$27,189	$44,228	$82,756	$115,827	$147,353
Cost of revenues	13,006	20,037	34,375	46,993	61,242

Gross profit	14,183	24,191	48,381	68,834	86,111
Operating expense:
Research and development, net	13,022	15,476	20,009	24,415	35,416
Selling and marketing	14,288	14,537	19,891	25,944	37,664
General and administrative	3,353	4,066	4,851	6,004	8,766

Total operating expenses	30,663	34,079	44,751	56,363	81,846

Operating income (loss)	(16,480)	(9,888)	3,630	12,471	4,265
Financial income, net	2,623	1,883	2,165	2,457	3,817
Equity in losses of affiliated companies	300	429	516	693	916

Income (loss) before taxes on income	(14,157)	(8,434)	5,279	14,235	7,166
Taxes on income	-	-	273	799	289

Net income (loss)	$(14,157)	$(8,434)	$5,006	$13,436	$6,877

Basic net earnings (loss) per share	$(0.37)	$(0.22)	$0.13	$0.33	$0.16

Diluted net earnings (loss) per share	$(0.37)	$(0.22)	$0.12	$0.31	$0.16

Weighted average number of ordinary shares used in
computing basic net earnings (loss) per share	38,518	37,509	38,614	40,296	41,717

Weighted average number of ordinary shares used in
computing diluted net earnings per share	38,518	37,509	42,607	43,086	43,689

(*)	Including stock-based compensation expenses related to options granted to employees and others as a result of the adoption of SFAR 123R as of January 1, 2006.

	December 31,
	2002	2003	2004	2005	2006

Balance Sheet Data:
Cash and cash equivalents	$47,799	$48,898	$166,832	$70,957	$25,171
Short-term bank deposits, structured notes, marketable
securities and accrued interest	63,074	-	-	71,792	58,080
Working capital	108,370	46,232	171,447	152,047	97,454
Long-term bank deposits, structured notes and
marketable securities	-	50,270	50,195	77,572	50,377
Total assets	129,814	128,530	272,145	292,223	337,056
Senior convertible notes	-	-	120,660	120,836	121,015
Total shareholders' equity	113,384	106,518	121,985	139,106	164,685
Capital stock	114,755	116,639	126,826	130,744	149,336

B.	CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable.

D.	RISK FACTORS

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

Risks Related to Our Business and Industry

We reported a loss for the first quarter of 2007. We may experience additional losses in the remainder of 2007.

        We experienced lower than expected revenues in the first quarter of 2007 and reported a loss in that period after reported profits in the previous eleven quarters. We may continue to report losses in 2007. Our first quarter results were impacted by weakness in our sales in Israel and the Asia Pacific region and weaker than expected performance by our recent acquisitions and our sales of our boards business line. Based on market trends in the boards business line, we do not anticipate recovery of revenues of the boards business line in 2007 to the level experienced in 2006. We will need to increase sales in these regions, improve performance at our acquired companies and reduce expenses if we are to be able to return to profitability.

We are dependent on the development of the VoIP market to increase our sales.

        We are dependent on the development of the Voice over Internet Protocol, or VoIP, market to increase our sales. Most existing networks are still not based on Voice over Packet technology which we use in our products designed for the VoIP market. We cannot be sure that the delivery of telephone and other communications services over packet networks will expand at significant rates, or that there will be a need to interconnect to other networks utilizing the type of technology contained in our products. For example, the need for our Media Gateway products depends on the need to inter connect VoIP networks with traditional non-packet based networks. Our session border control products depend on growth in the need to inter connect Voice over Packet networks with each other. The adaptation process of connecting packet networks and telephone networks can be time consuming and costly. Sales of our VoIP products will depend on the development of packet networks and the commercialization of VoIP services. If this market develops more slowly than we expect, we may not be able to sell our products in a significant enough volume to be profitable.

We intend to expand our business through acquisitions that could result in diversion of resources and extra expenses. This could disrupt our business and adversely affect our financial condition.

        Part of our strategy is to pursue acquisitions of, or investments in, businesses and technologies or to establish joint ventures to expand our business. For example, in April 2003, we purchased a product group from Nortel Networks and in May 2004 we purchased Ai-Logix Inc., now known as AudioCodes USA Inc. In 2005, we invested in two Israeli-based companies, MailVision Ltd. and CTI Squared Ltd., and increased our investment in Natural Speech Communication Ltd. We have recognized losses from the investment in Natural Speech Communication in our results of operations in each of the past three years.

        In July 2006, we acquired Nuera Communications, Inc. (now called AudioCodes San Diego Inc.), in August 2006, we acquired Netrake Corporation (now called AudioCodes Texas Inc.), and in April 2007, we completed our acquisition of CTI Squared Ltd.

        The negotiation of acquisitions, investments or joint ventures, as well as the integration of acquired or jointly developed businesses or technologies, could divert our management’s time and resources. Nuera is significantly larger than any other acquisition we have made. As a result, we have experienced a diversion of our management’s time and resources in connection with the integration and operation of Nuera’s business. In addition, the performance of this acquisition contributed to our reported net loss in the first quarter of 2007.

        Acquired businesses, technologies or joint ventures may not be successfully integrated with our products and operations. The markets for the products produced by the companies we acquire may take longer than we anticipated to develop and to result in increased sales and profits for us. We may not realize the intended benefits of any acquisition, investment or joint venture and we may incur losses from any acquisition, investment or joint venture.

        In addition, acquisitions could result in:

—	substantial cash expenditures;

—	potentially dilutive issuances of equity securities;

—	the incurrence of debt and contingent liabilities;

—	a decrease in our profit margins;

—	amortization of intangibles and potential impairment of goodwill;

—	write-offs of in-process research and development;

—	reduction of management attention to other parts of the business;

—	failure to invest in different areas or alternative investments;

—	failure to generate expected financial results or reach business goals; and

—	increased expenditures on human resources and related costs.

If acquisitions disrupt our sales or marketing efforts or operations, our business may suffer.

We may not be able to raise additional financing for our capital needs on favorable terms, or at all, which could limit our ability to grow and to continue our longer term expansion plans.

        We may need to raise additional capital to continue our longer term expansion plans. To the extent that we cannot fund our activities and acquisition program through our existing cash resources and any cash we generate from operations, we may need to raise equity or debt funds through additional public or private financings. In addition, we may be required to repay all or a portion of our outstanding senior convertible notes in November 2009. We cannot be certain that we will be able to obtain additional financing on commercially reasonable terms, or at all. This could inhibit our growth, increase our financing costs or, if we are unable to repay our senior convertible notes, cause us severe financial difficulties.

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

If new products we recently introduced or expect to introduce in the future fail to generate the level of demand we originally anticipated, we will realize a lower than expected return from our investment in research and development with respect to those products, and our results of operations may suffer.

        Our success is dependent, in part, on the willingness of our customers to transition or migrate to new products, such as our expanded offering of Mediant and IPmedia products, the session border controller products that we now offer as a result of our acquisition of Netrake, or expected future products. We are involved in a continuous process of evaluating changing market demands and customer requirements in order to develop and introduce new products, features and applications to meet changing demands and requirements. We need to be able to interpret market trends and the advancement of technology in order to successfully develop and introduce new products, features and applications. If potential customers defer transition or migration to new products, our return on our investment in research and development with respect to products recently introduced or expected to be introduced in the near future will be lower than we originally anticipated and our results of our operations may suffer.

Our industry is rapidly evolving and we may not be able to keep pace with technological changes, which could adversely affect our business.

        The transmission of multimedia over data networks is rapidly evolving. Short product life cycles place a premium on our ability to manage the transition from current products to new products. Our future success in generating revenues will depend on our ability to enhance our existing products and to develop and introduce new products and product features. These products and features must keep pace with technological developments and address the increasingly sophisticated needs of our customers. The development of new technologies and products is increasingly complex and uncertain. This increases the difficulty in coordinating the planning and production process and can result in delay in the introduction of new technologies and products.

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

Our OEM customers or potential customers may develop or prefer to develop their own technical solutions, and as a result, would not buy our products.

        Our products are sold also as components or building blocks to large original equipment manufacturers, or OEM’s, or network equipment providers, or NEP’s. These customers incorporate our products into their product offerings, usually in conjunction with value-added services of their own or of third parties. OEM or NEP customers or potential customers may prefer to develop their own technology or purchase third party technology. They could also manufacture their own components or building blocks that are similar to the ones we offer. Large customers have already committed significant resources in developing integrated product offerings. Customers may decide that this gives them better profitability and/or greater control over supplies, specifications and performance. Customers may therefore not buy components or products from an external manufacturer such as us. This could have an adverse impact on our ability to sell our products and our revenues.

We have depended, and expect to continue to depend, on a small number of large customers. The loss of one of these customers or the reduction in purchases by a significant customer could have a material adverse effect on our revenue.

        Historically, a substantial portion of our revenue has been derived from large purchases by a small number of OEMs and network equipment providers, systems integrators and distributors. For example, our top three customers accounted for approximately 29.0% of our revenues in 2004, 24.8% of our revenues in 2005 and 24.9% of our revenues in 2006. Sales to Nortel Networks, our largest customer, accounted for 15.2% of our revenues in 2006, compared to 16.3% of our revenues in 2005 and 18.6% of our revenues in 2004. We do not enter into sales agreements in which the customer is obligated to purchase a set quantity of our products. Based on our experience, we expect that our customer base may change from period to period. If we lose a large customer and fail to add new customers there could be a material adverse effect on our results of operations.

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

        Our principal competitors in the sale of signal processing chips are Texas Instruments, Broadcom, Infineon, Centillium and Mindspeed. Several large manufacturers of generic signal processors, such as Motorola, Agere Systems, which merged with LSI Corporation in April 2007, and Intel have begun, or are expected to begin marketing competing processors. Our principal competitors in the communications board market are NMS Communications, Intel, Motorola, Cantata Technology, Aculab and PIKA Technologies, Inc.

        Our principal competitors in the area of analog media gateways (2 to 24 ports) for access and enterprise are Cisco Systems Inc., Mediatrix Telecom, Inc., Vega Stream Limited, Samsung, Innovaphone AG, Quintum Technologies, Tainet Communication System Corp., Welltech, Ascii Corp., D-Link Systems, Inc., Multitech Inc., Inomedia, OKI and LG. In addition we face competition in low, mid and high density gateways from internal development at companies such as Nortel, Alcatel-Lucent, Nokia-Siemens, Huawei, Ericsson, UTstarcom, ZTE and from Cisco Systems, Inc., Veraz Networks, Sonus Networks, General Bandwidth, and Commatch (Telrad).

        Our principal competitors in the media server market segment are Cantata Technology, NMS Communications, Convedia/Radisys, IP Unity Glenayre, Cognitronics and Aculab. In addition, we face competition in software-based and hardware-based media servers from internal development at companies such as Hewlett-Packard, Comverse-NetCentrex, Nortel, Alcatel – Lucent, Nokia – Siemens and Ericsson.

        With respect to session border controllers, we compete against Acme Packets, Nextone, Juniper and Sonus Networks. In the security gateway market, we compete against private companies such as Reefpoint and Azaire.

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

        Many of our competitors have the ability to offer complete network solutions and vendor-sponsored financing programs to prospective customers. Some of our competitors with broad product portfolios may also be able to offer lower prices on products that compete with ours because of their ability to recoup a loss of margin through sales of other products or services. Additionally, voice, audio and other communications alternatives that compete with our products are being continually introduced.

        In the future, we may also develop and introduce other products with new or additional telecommunications capabilities or services. As a result, we may compete directly with our customers with respect to sales to telephone companies and other telecommunications infrastructure providers. Additional competitors may include companies that currently provide computer software products and services, such as telephone, media, publishing and cable television. The ability of some of ours competitors to bundle other enhanced services or complete solutions with VoIP products could give these competitors an advantage over us.

Offering to sell system level products that compete with the products manufactured by our customers could negatively affect our business.

        Our product offerings range from media gateway building blocks, such as chips and boards, to media gateways, media servers and session border control products (systems). These products could compete with products offered by our customers. These customers could decide to decrease purchases from us because of this competition. This could result in a material adverse effect on our results of operations.

Offering to sell directly to carriers or service providers may expose us to requirements for service which we may not be able to meet.

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

        Our customers expect us to maintain an inventory of products available for purchase off the shelf subsequent to the initial sales cycle for these products. This may require us to incur the costs of manufacturing inventory without having a purchase order for the products. The VoP industry is subject to rapid technological change and volatile customer demands, which result in a short product commercial life before a product becomes obsolete. If we are unable to sell products that are produced to hold in inventory, we may incur write offs and write downs as a result of slow moving items, technological obsolescence, excess inventories, discontinued products and products with market prices lower than cost. Write offs and write downs could adversely affect our operating results and financial condition. We wrote off and wrote down inventory in the amount of $1.2 million in 2004, $1.2 million in 2005 and $1.0 million in 2006.

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

        We believe that the frequency of third party intellectual claims is increasing, as patent holders, including entities that are not in our industry and that purchase patents as an investment or to monetize such rights by obtaining royalties, use infringement assertions as a competitive tactic and a source of additional revenue. Any intellectual property claims against us, even without merit, could cost us a significant amount of money to defend and divert management’s attention away from our business. We may not be able to secure a license for technology that is used in our products and we may face injunctive proceedings that prevent distribution and sale of our products even prior to any dispute being concluded. These proceedings may also have a deterrent effect on purchases by customers, who may be unsure about our ability to continue to supply their requirements. We may be forced to repurchase our products and compensate customers that have purchased such infringing products. We may be forced to redesign the product so that it becomes non-infringing, which may have an adverse impact on the results of our operations.

        In addition, claims alleging that the development, use, or sale of our products infringe third parties’ intellectual property rights may be directed either at us or at our direct or indirect customers. We may be required to indemnify such customers against claims made against them. We may be required to indemnify them even if we believe that the claim of infringement is without merit.

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

        In March, 2004, the FCC released a Notice of Proposed Rule Making that seeks to establish a regulatory framework for Internet Protocol-Enabled Services, including VoIP services. The Notice of Proposed Rule Making seeks comments on how various IP-enabled services, including VoIP, should be differentiated for regulatory purposes, and whether there are technical or other characteristics of particular VoIP services that warrant differential regulatory treatment. When the FCC enacts new regulations governing VoIP, or if it determines that certain telephony providers over the public Internet, or the services they provide, are subject to current FCC regulations governing common carriers, then some of the service providers that buy equipment from our customers may be forced to pay access charges and make universal service contributions, or may be subject to other taxes, fees or restrictions under any such new regulations. The required payment of additional taxes, fees or charges for VoIP services may impact the profitability of these services and the use of VoIP services or technology.

        In May, 2005, the FCC issued an order that requires interconnected VoIP service providers to be able to deliver all 911 calls to the customer’s local emergency operator. Interconnected providers are those companies that enable VoIP customers to receive calls from and make calls to the traditional public switched telephone network. The FCC also indicated that it would adopt rules in the future that would require a method for determining the location of a VoIP customer making a 911 call without the customer having to report this information. VoIP service providers may have difficulties complying with this order in the required time frame, as well as any future orders issued by the FCC. Equipment and software manufacturers may have difficulty in complying with new technical requirements.

        In May, 2006, the FCC issued an order that requires interconnected VoIP service providers to be prepared to accommodate law enforcement wiretaps. The FCC found that VoIP services are covered by the Communications Assistance for Law Enforcement Act, or “CALEA”, which requires the FCC to preserve the ability of law enforcement agencies to conduct court-ordered wiretaps in the face of technological change. The FCC established a deadline of May 14, 2007 by which covered VoIP service providers had to be in full compliance with all relevant CALEA requirements. VoIP service providers may have difficulties complying with this order in the required time frame, as well as any future orders issued by the FCC. Equipment and software manufacturers may have difficulty in complying with new technical requirements. This could adversely affect our business.

        In June, 2006, the FCC adopted a rule that requires VoIP service providers to help subsidize services in rural and low-income areas. The FCC rule requires contribution of 10.5% of a VoIP service provider’s long-distance revenue to the universal service fund if such long-distance calls pass through traditional phone networks.

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

We are subject to regulations that will require us to use components based on environmentally friendly materials. Compliance with these regulations may increase our costs and adversely affect our results of operations.

        We are subject to telecommunications industry regulations requiring the use of environmentally-friendly materials in telecommunications equipment. For example, pursuant to a European Community directive, telecom equipment suppliers were required to stop using specified materials that are not “environmentally friendly” by July 1, 2006. In addition, telecom equipment suppliers that take advantage of an exemption with respect to the use of lead in solders are required by this directive to eliminate the lead in solders from their products by 2010. Some of our customers may also require products that meet higher standards than those required by the directive, such as complete removal of additional harmful substances from our products. We will be dependent on our suppliers for components and sub-system modules, such as semiconductors and purchased assemblies and goods, to comply with these requirements. This may harm our ability to sell our products in regions or to customers that may adopt such directives.

        Compliance with these directives, especially with respect to the requirement that products eliminate lead solders, will require us to undertake significant expenses with respect to the re-design of our products. In addition, we may be required to pay higher prices for components that comply with this directive. We may not be able to pass these higher component costs on to our customers. We cannot at this point estimate the expense that will be required to redesign our products in order to include “environmentally friendly” components. We cannot be sure that we will be able to timely comply with these regulations, that we will be able to comply on a cost effective basis or that a sufficient supply of compliant components will be available to us. Compliance with these regulations could increase our product design costs. New designs may also require qualification testing with both customers and government certification boards. We cannot be certain of the reliability of any new designs that utilize non-lead components, in part, due to the lack of experience with the replacement materials and assembly technologies. In addition, the incorporation of new components may adversely affect equipment reliability and durability.

        Our inability or failure to comply with these regulations could have a material adverse effect on our results of operations. In addition, manufacturers of components that use lead solders may decide to stop manufacturing those components prior to the 2010 compliance date. These actions by manufacturers of components could result in a shortage of components that could adversely affect our business and results of operations.

A significant portion of our revenues is generated outside of the U.S. and Israel. We intend to continue to expand our operations internationally and, as a result, our results of operations could suffer if we are unable to manage our international operations effectively.

        We generated 28% of our revenues in 2004, 32% of our revenues in 2005 and 35% of our revenues in 2006 outside of the United States and Israel. Part of our strategy is to expand our penetration in existing foreign markets and to enter new foreign markets. Our ability to penetrate some international markets may be limited due to different technical standards, protocols or product requirements in different markets. Expansion of our international business will require significant management attention and financial resources. Our international sales and operations are subject to numerous risks inherent in international business activities, including:

—	economic and political instability in foreign countries;

—	compliance with foreign laws and regulations;

—	different technical standards or product requirements;

—	staffing and managing foreign operations;

—	foreign currency fluctuations;

—	export control issues;

—	governmental controls;

—	import or currency control restrictions;

—	local taxation;

—	increased risk of collection; and

—	burdens that may be imposed by tariffs and other trade barriers.

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

        Foreign currency fluctuations may affect the prices of our products. Our prices in all countries are denominated primarily in dollars. If there is a significant devaluation in a specific country, the prices of our products will increase relative to the local currency and may be less competitive. We cannot be sure that our international customers will continue to place orders denominated in dollars. Our sales to European customers denominated in Euros are increasing. Sales denominated in Euros could make our revenues subject to fluctuation in the Euro/dollar exchange rate.

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

        Because our products are complex and our market is evolving, the success of our business depends in large part upon the continuing contributions of our management and key personnel. Specifically, we rely heavily on the services of Shabtai Adlersberg, our Chief Executive Officer and Chairman of our Board of Directors. If Shabtai Adlersberg is unable or unwilling to continue with us, our results of operations could be materially and adversely affected. We do not carry key person insurance for Mr. Adlersberg.

        The success of our business also depends upon our continuing ability to attract and retain other highly-qualified management, technical, sales and marketing personnel. We need highly-qualified technical personnel who are capable of developing technologies and products and providing the technical support required by our customers. We are experiencing increasing competitive pressure with respect to retaining and hiring employees in the high technology sector in Israel. If we fail to hire and retain skilled employees, our business may be adversely affected.

If we do not manage our anticipated growth effectively, our results of operations could be adversely affected.

        We have actively expanded our operations in the past and may continue to expand them in the future. This expansion has required, and may continue to require, the application of managerial, operational and financial resources. We cannot be sure that we will continue to expand, or that we will be able to expand our operations successfully. In particular, our business requires us to focus on multiple markets, including the VoIP, wireline, cable and wireless markets. In addition, we work simultaneously with a number of large OEMs and network equipment providers each of which may have different requirements for the products that we sell to them. We may not have sufficient manpower, or may be unable to devote this manpower when needed, to address the requirements of these markets and customers. If we are unable to manage our expanding operations effectively, our revenues may not increase, our cost of operations may rise and our results of operations may be adversely affected.

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

        Our gross profit percentage increased in 2004 and 2005, but decreased in 2006. The decrease in our gross profit percentage in 2006 was primarily attributable to amortization expenses related to the acquisitions of Nuera and Netrake during the third quarter of 2006 and expenses related to equity-based compensation resulting from the adoption of SFAS 123(R). Our gross profit percentage could also be negatively affected by an increase in manufacturing costs, a shift in our sales mix towards our less profitable products, increased customer demand for longer product warranties and increased cost pressures as a result of increased competition. Acquisitions of new businesses could also negatively affect our gross profit percentage, which could cause an adverse effect on our results of operations.

The growth in our product portfolio means that we have to service and support more products. This may result in an increase in our expenses and an adverse effect on our results of operations.

        The size of our product portfolio has increased and continues to increase. As a result, we are required to provide to our customers sales support. Customers have requested that we provide a contractual commitment to support a product for a specified period of time. This period of time may exceed the working life of the product or extend past the period of time that we may intend to manufacture or support a product. We are dependent on our suppliers for the components (hardware and software) needed to provide support and may be unable to secure the components necessary to satisfy our service commitments. We do not have long term contracts with our suppliers, and they may not be obligated to provide us with products or services for any specified period of time. We may need to purchase an inventory of replacement components and parts in advance in order to try to provide for their availability when needed. This could result in increased risk of write offs with respect to our replacement component inventory to the extent that we cannot accurately predict our future requirements under our customer service contracts. If any of our component suppliers cease production, cease operations or refuse or fail to make timely delivery of orders, we may not be able to meet our contractual commitments for product support. We may be required to supply upgraded components or parts as substitutes if the original versions are no longer available. Product support may be costly and any extra service revenues may not cover the hardware and software costs associated with providing long-term support.

We are subject to additional costs and risks associated with complying with new and increasing regulation of corporate governance and disclosure standards.

        As a public company, we spend an increased amount of management time and resources to comply with changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new Securities and Exchange Commission regulations and NASDAQ Global Market rules. In connection with our compliance with Section 404 and the other applicable provisions of the Sarbanes-Oxley Act, our management and other personnel devote a substantial amount of time, and may need to hire additional accounting and financial staff, to assure that we comply with these requirements. Compliance may also make some of our activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and other liability insurance, and we may be required to incur substantial costs to maintain current levels of coverage. The additional management attention and costs relating to compliance with the Sarbanes-Oxley Act could materially and adversely affect our growth and financial results.

Risks Relating to Operations in Israel

Conditions in Israel affect our operations and may limit our ability to produce and sell our products.

        We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through the current period of time. This has led to ongoing hostilities between Israel, the Palestinian Authority and other groups in the West Bank and Gaza Strip. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. In January 2006, Hamas, an Islamic movement responsible for many attacks against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority. Further, in the summer of 2006, extensive hostilities began along Israel’s northern border with Lebanon and, to a lesser extent, in the Gaza Strip, which involved rocket attacks on populated areas in the northern and central parts of Israel. In June 2007, there was an escalation of violence in the Gaza Strip, resulting in Hamas effectively controlling the Gaza Strip. Ongoing violence between Israel and the Palestinians, as well as tension between Israel and the neighboring Syria and Lebanon, may have a material adverse effect on our business, financial conditions and results of operations.

        We cannot predict the effect on us of an increase in these hostilities or any future armed conflict, political instability or violence in the region. Additionally, some of our officers and employees in Israel are obligated to perform annual military reserve duty and are subject to being called for additional active duty under emergency circumstances. We cannot predict the full impact of these conditions on us in the future, particularly if emergency circumstances or an escalation in the political situation occur. If many of our employees are called for active duty, our operations in Israel and our business may be adversely affected. Additionally, a number of countries continue to restrict or ban business with Israel or Israeli companies, which may limit our ability to make sales in those countries.

The Israeli rate of inflation may negatively impact our costs if it exceeds the rate of devaluation of the New Israeli Shekel against the U.S. dollar. This could adversely affect our results of operations.

        A substantial portion of the cost of our Israeli operations, mainly personnel and facility-related, is incurred in New Israeli Shekels (NIS). In 2006, approximately 36% of our costs were incurred in NIS. Our NIS related costs, as expressed in US dollars, are influenced by the exchange rate between the dollar and the NIS. As a result, we bear the risk that the rate of inflation in Israel will exceed the rate of devaluation of the New Israeli Shekel in relation to the dollar or that the timing of such devaluations were to lag considerably behind inflation, which will increase our costs as expressed in dollars. In recent times, there has been a significant fluctuation including depreciation in the value of the dollar compared to the NIS. If this continues, we could experience an increase in the cost of our operations, which are based in dollars in our financial statements, which could adversely affect our results of operations.

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

        In April, 2005, an amendment to the law came into effect (the “Amendment”) which significantly changed the provisions of the law. The Amendment limited the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise, such as provisions generally requiring that at least 25% of the Beneficiary Enterprise’s income be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

        In addition, the law provides that terms and benefits included in any certificate of approval granted prior to December 31, 2004 will remain subject to the provisions of the law as they were on the date of such approval. Therefore, our existing “Approved Enterprises” will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the law as amended, will subject us to taxes upon distribution or liquidation and we may be required to record a deferred tax liability with respect to such tax-exempt income.

        In 2006, we recognized a grant of $1,111,000 from the Government of Israel, through the Office of the Chief Scientist, or the OCS, for the financing of a portion of our research and development expenditures in Israel. The OCS budget has been subject to reductions, which may affect the availability of funds for these prospective grants and other grants in the future. As a result, we cannot be certain that we will continue to receive grants at the same rate, or at all. In addition, the terms of any future OCS grants may be less favorable than our past grant.

The government grants we have received for research and development expenditures limit our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties.

        In connection with research and development grants received from the OCS, we must pay royalties to the OCS on the revenue derived from the sale of products, technologies and services developed with the grants from the OCS. The terms of the OCS grants and the law pursuant to which grants are made restrict our ability to manufacture products or transfer technologies developed outside of Israel if OCS grants funded the development of the products or technology. An amendment to the relevant law may facilitate the transfer of technology or know-how developed with the funding of the OCS to third parties outside of Israel, but any future transfer would still require the approval of the OCS, which may not be granted, and is likely to involve a material payment to the OCS. This restriction may limit our ability to enter into agreements for those products or technologies without OCS approval. We cannot be certain that any approval of the OCS will be obtained on terms that are acceptable to us, or at all.

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

It may be difficult to enforce a U.S. judgment against us, our officers and directors, assert U.S. securities law claims in Israel or serve process on substantially all of our officers and directors.

        We are incorporated in Israel. Substantially all of our executive officers and directors are nonresidents of the United States, and a majority of our assets functional currency and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any such persons or to effect service of process upon these persons in the United States. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters. Additionally, there is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel.

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

Risks Relating to the Ownership of our Ordinary Shares and our Notes

The price of our ordinary shares may fluctuate significantly.

        The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Between January 1, 2005 and June 15, 2007, our share price has fluctuated from a low of $5.01 to a high of $17.00. The following factors may cause significant fluctuations in the market price of our ordinary shares:

—	fluctuations in our quarterly revenues and earnings or those of our competitors;

—	shortfalls in our operating results compared to levels forecast by securities analysts;

—	announcements concerning us, our competitors or telephone companies;

—	announcements of technological innovations;

—	the introduction of new products;

—	changes in product price policies involving us or our competitors;

—	market conditions in the industry;

—	integration of acquired businesses, technologies or joint ventures with our products and operations;

—	the conditions of the securities markets, particularly in the technology and Israeli sectors; and

—	political, economic and other developments in the State of Israel and worldwide.

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

        We have experienced and expect to continue to experience significant fluctuations in our quarterly results of operations. In some periods, our operating results may be below public expectations or below revenue levels and operating results reached in prior quarters or in the corresponding quarters of the previous year. If this occurs, the market price of our ordinary shares could decline. We lowered our forecast for the first quarter of 2007 which resulted in a decrease in the price of our ordinary shares.

        The following factors have affected our quarterly results of operations in the past and are likely to affect our quarterly results of operations in the future:

—	size, timing and pricing of orders, including order deferrals and delayed shipments;

—	launching of new product generations;

—	length of approval processes or market testing;

—	technological changes in the telecommunications industry;

—	competitive pricing pressures;

—	the timing and approval of government research and development grants;

—	accuracy of telecommunication company, distributor and original equipment manufacturer forecasts of their customers' demands;

—	changes in our operating expenses;

—	disruption in our sources of supply; and

—	general economic conditions.

        Therefore, the results of any past periods may not be relied upon as an indication of our future performance.

Our actual financial results might vary from our publicly disclosed financial forecasts.

        From time to time, we publicly disclose financial forecasts. Our forecasts reflect numerous assumptions concerning our expected performance, as well as other factors which are beyond our control and which might not turn out to be correct. As a result, variations from our forecasts could be material. Our financial results are subject to numerous risks and uncertainties, including those identified throughout this “Risk Factors” section and elsewhere in this Annual Report. If our actual financial results are worse than our financial forecasts, the price of our ordinary shares may decline. For example, during the first quarter of 2007 we lowered our forecast for the quarter which resulted in a decrease in the price of our ordinary shares.

We have recently announced that we will not be providing quarterly forecasts of the results of our operations. This change could affect the willingness of analysts to provide research with respect to our ordinary shares which could affect the trading market for our ordinary shares.

        We recently announced that we will not be providing quarterly forecasts of the results of our operations. This could result in the reduction of research analysts who cover our ordinary shares. Any reduction in research coverage could affect the willingness of investors, particularly institutional investors, to invest in our shares which could affect the trading market for our ordinary shares and the price at which our ordinary shares are traded.

Our ordinary shares are listed for trading in more than one market and this may result in price variations.

        Our ordinary shares are listed for trading on the Nasdaq Global Market, or Nasdaq, and on The Tel-Aviv Stock Exchange, or TASE. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on Nasdaq and New Israeli Shekels on TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Actual trading volume on the TASE is generally lower than trading volume on Nasdaq, and as such could be subject to higher volatility. The trading prices of our ordinary shares on these two markets often differ resulting from the factors described above, as well as differences in exchange rates. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

We do not anticipate declaring any cash dividends on our ordinary shares.

        We have never declared or paid cash dividends on our ordinary shares and do not plan to pay any cash dividends in the near future. Our current policy is to retain all funds and earnings for use in the operation and expansion of our business.

U.S. shareholders face certain income tax risks. In any tax year, we could be deemed a passive foreign investment company, which could result in adverse U.S. federal income tax consequences for U.S. shareholders.

        Based on the composition of our gross income and the composition and value of our gross assets during 2004, 2005 and 2006, we do not believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes during any of such tax years. It is likely, however, that we would be deemed to have been a PFIC in 2001, 2002 and 2003. In addition, there can be no assurance that we will not be deemed a PFIC for any future tax year in which, for example, the value of our assets, as measured by the public market valuation of our ordinary shares, declines in relation to the value of our passive assets (generally, cash, cash equivalents and marketable securities). If we are a PFIC for any tax year, U.S. shareholders who owned our ordinary shares during such year may be subject to increased U.S. federal income tax liabilities and reporting requirements for such year and succeeding years, even if we are no longer a PFIC in such succeeding years.

        We urge U.S. holders of our ordinary shares to carefully review Item 10E. – “Taxation – United States Tax Considerations – United States Federal Income Taxes” in this Annual Report and to consult their own tax advisors with respect to the U.S. federal income tax risks related to owning and disposing of our ordinary shares and the consequences of PFIC status.

The trading prices of our notes could be significantly affected by the market price of our ordinary shares.

        We believe that the trading price of our notes is significantly affected by the market price of our ordinary shares, which may be affected by a variety of factors as set forth in these risk factors. This relationship may result in greater volatility in the trading prices of our notes than would be expected for non-convertible debt securities.

Our notes are effectively subordinated to our existing and future secured indebtedness and structurally subordinated to existing and future indebtedness and other liabilities of our subsidiaries.

        Our notes are general, unsecured obligations and are effectively subordinated to any existing and future secured indebtedness we may have. In addition, our notes are not guaranteed by our subsidiaries or any future subsidiaries and, accordingly, our notes are effectively subordinated to the existing and future indebtedness and other liabilities of our subsidiaries. These liabilities may include indebtedness, trade payables, guarantees, lease obligations and letter of credit obligations. Therefore, our rights and the rights of our creditors, including the holders of the notes, to participate in the assets of any subsidiary upon that subsidiary’s liquidation or reorganization will be subject to the prior claims of the subsidiary’s creditors, except to the extent that we may ourselves be a creditor with recognized claims against the subsidiary. However, even if we are a creditor of one of our subsidiaries, our claims would still be effectively subordinated to any security interests in, or mortgages or other liens on, the assets of that subsidiary and would be subordinate to any indebtedness of the subsidiary senior to that held by us. As of June 15, 2007, our existing subsidiaries had no outstanding indebtedness (excluding intercompany debt and other liabilities).

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

Our indebtedness and debt service obligations increased upon the issuance of our notes, which may adversely affect our cash flow, cash position and stock price.

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

        Our ability to make interest and principal payments on our notes when due depends in part upon our future financial performance and upon our ability to refinance this debt obligation or to raise additional equity capital. We may be required to pay all or a portion of our notes in November 2009. Prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make these payments.

        If we are unable to generate sufficient cash flow to meet our debt services obligations or to repay the principal of our notes, we will have to pursue one or more alternatives, such as:

—	reducing our operating expenses;

—	reducing or delaying capital expenditures;

—	selling assets; or

—	raising additional debt or equity capital.

        We cannot be sure that any of these alternatives could be accomplished on satisfactory terms, if at all, or that those actions would provide sufficient funds to retire our notes.

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

        AudioCodes Ltd. was incorporated in 1992 under the laws of the State of Israel. Our principal executive offices are located at 1 Hayarden Street, Airport City, Lod, 70151 Israel. Our telephone number is 972-3-976-4000. Our agent in the United States is AudioCodes Inc., 2099 Gateway Plaza, San Jose, California 95134.

Major Developments since January 1, 2006

Acquisition of Nuera Communications, Inc.

        In July, 2006, we completed the acquisition of Nuera Communications, Inc. Nuera was acquired for a purchase price of $82.5 million in cash, subject to reduction for certain expenses, plus an earn out arrangement under which we have agreed to pay up to an additional $5 million if Nuera achieves certain revenue milestones during the first twelve months after consummation of the transaction. Nuera designs, manufactures and sells packet voice getaways to communication service providers worldwide. These products can be transmitted over cable, wireless, copper and fiber networks. Nuera’s Open Reliable Communications Architecture, product portfolio of VoIP gateways, softswitches and management systems provide telephony solutions for cable and DSL networks, international long distance networks and enterprise networks.

Acquisition of Netrake Corporation

        In August, 2006, we completed the acquisition of Netrake Corporation. Netrake was acquired for a purchase price of $13.8 million in cash. Netrake is a provider of session border controllers and security gateways to fixed and mobile service providers for real-time delivery of voice and multimedia solutions across IP networks. Utilizing Netrake’s session border controllers and security gateways, service providers can leverage market leading security capabilities, reliability, scalability, and feature richness to interconnect and secure networks and users.

Acquisition of CTI Squared Ltd.

        In April 2007, we completed our acquisition of CTI Squared Ltd. We exercised an option to acquire the remaining shares of CTI Squared for a purchase price of $10 million, with $5 million paid in cash at the closing and $5 million payable in cash by February 28, 2008. CTI Squared is a provider of enhanced messaging and communications platforms to service providers and enterprises. CTI Squared Ltd.‘s platforms integrate data and voice messaging services over internet, intranet, PSTN, cellular, cable and enterprise networks.

Investment in Other Companies

        Through December 31, 2006, we had invested an aggregate of $3.3 million in Natural Speech Communication Ltd., a privately-held company engaged in speech recognition. In addition, during 2005 and 2006, we made convertible loans in the aggregate amount of $902,000 to this company. Assuming a full conversion of all outstanding convertible securities to ordinary shares, we currently own approximately 40.9% of the equity in this company.

        In July, 2005, we invested $707,000 in MailVision Ltd., a privately-held company engaged in developing and marketing enhanced services platforms for Wireless service providers. As of December 31, 2006, we owned 19.5% of its ordinary shares. In November 2006, we made a convertible loan in the amount of $44,000 to this company. The loan bears interest at the rate of 9% per annum and is convertible into shares of this company.

        In December 2006, we made a convertible loan in the amount of $1,000,000 to Kayote Networks Inc. , a privately-held company engaged in VoIP interconnectivity and interoperability services. This loan bears interest at the rate of LIBOR+2% per annum and is due and payable in December 2007 unless converted into shares of this company.

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

        Recent trends evidence a growing momentum in the use of VoIP technology in new network deployments and an expected shift of communications budgets in the enterprise market towards IP-based architectures. The call recording industry is experiencing similar trends. According to Datamonitor, the contact center market and the call logging and recording industries are rapidly adopting IP-based networking solutions. A significant portion of future voice recording and call logging revenues are expected to be generated from deployments of VoIP architectures. We believe that our acquisition of AudioCodes USA will enhance our board line business and provide an entry into the call recording market and computer telephony integration (CTI) market by leveraging our VoIP expertise with AudioCodes USA’s technology, strategic partnerships and customer base.

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

Introduction

        We design, develop and market enabling technologies and system products for the transmission of voice, data, fax and multimedia communications over packet networks, which we refer to as the new voice infrastructure. Our products enable our customers to build high-quality packet networking equipment and network solutions and provide the building blocks to connect traditional telephone networks to the new voice infrastructure, as well as connecting and securing multimedia communication between different packet-based networks. Our products are sold primarily to leading original equipment manufacturers, or OEMs, system integrators and network equipment providers in the telecommunications and networking industries.

        Packet networks are data communications networks that transport information, that is usually compressed and segmented into “packets”, over IP infrastructure shared simultaneously by several users. Equipment based on advanced voice communications standards enables packet networks to carry voice and data more efficiently than the traditional telephone networks, which were designed principally to transmit high quality voice calls.

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

        Our products consist of:

—	Signal processor chips, which process voice, data and fax signals and compress this information into packets so that it can be sent between traditional telephone networks and packet networks.

—	Communications boards and modules for communication system products that are deployed on both access networks and enterprise networks. The carrier network applications for these boards and modules include media gateways, which terminate calls from the Public Switched Telephone Network (PSTN), packetize and compress the call and then switch the call to the packet network, and vice-versa. The enterprise applications for these products include Computer Telephony Integration (CTI) deployments for contact centers, providing call logging and recording utilizing either industry standard or proprietary protocols.

—	System products, including media servers and media gateways, for access networks, trunking applications in carrier networks, and enterprise networks. These systems enable voice, data and fax to be transmitted over Internet and other protocols, and interface with third party equipment to facilitate the introduction of enhanced voice and data services. Media servers provide enhanced conferencing, multi-language announcement functionality, and other media server applications for voice over packet networks. Our media gateway products include low density analog media gateways and low, mid and high density digital media gateways.

—	Session border controllers that enable connectivity, policies and security for real-time sessions such as VoIP and video when traversing IP to IP networks. In addition, security gateways that enable secure real-time sessions across WIFI, broadband and wireless networks in fixed mobile convergence deployments.

        Our products are based upon voice compression and fax detection and processing technologies, which transform voice and fax transmissions into small digital “packets.” We were involved in the development of the voice coding standard that was adopted for use in packet networks by the Voice over IP Forum, an industry group founded to ensure the interoperability and high quality of telephone service over packet networks. We have also developed advanced technologies for processing compressed voice transmissions and have significant voice communication system design expertise.

        We sell our products to leading original equipment manufacturers, system integrators and distributors in the telecommunications and networking industries for use in markets providing:

—	telephony over packet networks based on Internet protocols;

—	telephony over the wireless or cable television infrastructure; and

—	telephone service over high speed modems operating over wireless links or data modems, known as digital subscriber line, or DSL, modems.

        Customers for our products consist of primarily OEMs, network equipment providers and systems integrators. In addition, our proprietary voice compression technology is licensed to a broad group of companies that manufacture equipment for a variety of markets. As one of the original developers of the standards for voice compression technology used in packet networks, we are positioned to take advantage of the rapidly growing demand for advanced communications components enabling high quality converged voice and data services.

Industry Background

Market Trends

        The networking and telecommunications industries have experienced rapid change over the last few years. The primary factors driving this change include the following:

—	Growth in data communications traffic. The growth of the Internet has led to a surge in data communications traffic. This growth has been fueled by the increasing number of users of the Internet, as well as by the increased use of electronic mail and multimedia content and the increased volume of information retrieved from the World Wide Web or transmitted or received over the network. In addition, organizations are increasingly turning to the use of intranets and private networks to increase productivity and create competitive advantages. This proliferation of intranets and private networks has further contributed to the surge in data traffic.

—	Emergence of packet networks and advances in networking technologies. Traditional voice communications networks were not designed to handle the dramatic increase in data traffic, the need for high-speed data communication and the need to serve a much larger number of users. As data traffic becomes the dominant factor in communications and as service providers begin to build and maintain converged networks for integrated voice and data services, a new generation of data-centric networks is being developed. This development has been enabled by a new generation of packet networking technologies. The capabilities to effectively carry voice, data and fax and preserve the quality of communications over these new networks have been made possible by the recent rapid advances in voice compression technologies, the advent of digital signal processing chips and packet voice, fax and data networking technologies and protocols. The surge in data traffic has led to the need for new packet-based infrastructures. As a result, service providers are seeking to exploit the advances in high speed and packet voice networking technologies to build networks that are more cost effective than the traditional circuit-switched telephone networks.

—	Competition in the telecommunications industry. Competitive local exchange carriers and alternative carriers are trying to penetrate the local telecommunications market with varying degrees of success by bypassing the incumbent local telephone company network through the use of emerging packet technologies in new functions like telephony transmission over cable networks and digital subscriber line networks. In addition, there is a growth of toll bypass service providers, who seek to use public or private networks in order to bypass incumbent networks. Although these new and traditional service providers are not our direct customers, they are creating market demand for equipment manufactured by our customers. The surge in data traffic and the growth in overall volume and capacity of infrastructures have also created a need for new infrastructure equipment that is capable of more efficient utilization of the available networks.

—	New technologies. The introduction of broadband access technologies alongside related technologies, such as new voice compression algorithms, quality of service mechanisms and security and encryption algorithms and protocols, have enabled delivery of voice over packet to residential and enterprise customers with more reliability, higher quality and greater security. Examples of such broadband access technologies include: third generation cellular, WiMax, WiFi, data over cable, digital subscriber line technologies and fiber networks (FTTx). Packet technologies enable delivery of real time and non real time services by different service providers that do not necessarily own the access network or the part of the network through which the subscriber accesses the network.. This allows for the growth of alternative or virtual service providers that do not own an access network. Competition by alternative service providers with incumbent and traditional service providers is causing incumbents to deploy advanced broadband access technologies and increase their competitiveness by offering bundled services to their subscribers, such as voice, video and data, and online gaming. In addition, the emergence of wide band vocoders that use a higher sampling rate than used in legacy TDM networks allows service providers to offer higher quality voice and music over their newly established IP network.

—	New services enabled by broadband access. Changes in the regulatory environment affecting service providers and the availability of new technologies or standards allow service providers to compete with one another in the provision of additional services over and above the traditional telephony service of voice, fax and dial-up modem internet connectivity. New services that could be offered include internet connectivity over broadband access or access to rich multimedia content such as music, video and games.

—	Increasing need for peering between VoIP networks. Service providers and enterprises are increasingly building out VoIP networks. As a result, there is an increasing need to connect between two VoIP networks. In order to interconnect between two VoIP networks, service providers and enterprises need session border controllers to provide connectivity and security.

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

        Gateway equipment for Internet protocol-based packet networks has continued to experience significant development and growth. The gateway equipment can be generally divided into two key categories: open telecommunications architecture systems, built around industry-standard (e.g., personal computers, compact PCI, ATCA, and IBM BladeCenter) and workstation platforms for which components are available from a number of suppliers, and proprietary architecture-based gateways which are built around a custom design of a telecommunications equipment manufacturer. Voice over IP gateway equipment can be generally segmented into three classes: carrier class gateways for use in central office facilities; enterprise gateways for use by corporations and in small offices; and residential gateways for use at homes.

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

        Gateway Reliability. In order for a packet network to be efficient for voice or fax transmission, the VoIP gateway equipment that is installed in core networks must be able to deliver a higher level of performance than existing switching equipment located at central offices. The telecommunications providers’ central offices contain circuit-switching equipment that typically handles tens of thousands of lines and is built to meet severe performance criteria relating to reliability, capacity, size, power consumption and cost.

        Connectivity and Security. In contrast with legacy circuit switched voice and video communications, Internet Protocol based communications are more susceptible to attacks, interceptions and fraud by unauthorized entities. In addition, the complexity and relative immaturity of IP networks and protocols pose significant quality of service and connectivity challenges when sessions cross between separate IP networks.

        Functionality. In order to effectively replace legacy circuit-switching equipment, packet network equipment must be able to deliver equivalent and improved functionality and features for the service providers and network users.

        Return on Investment. With the reduction in profitability of service providers there is an even greater need for them to achieve better returns on investment from capital expenditures on new equipment. Given the evolving nature of packet technologies and capabilities, there is greater pressure to provide cost effective technological solutions.

        In order to maximize the benefits of using packet networks for the transmission of voice, data and fax, products must be able to address and solve these inherent problems and challenges. These products must also be standards-based to support interoperability among different equipment manufacturers and to allow operation over various networks.

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

        We believe that the following strengths have enabled us to develop our products and provide services to our customers:

—	Leadership in voice compression technology. We are a leader in voice compression technology. Voice compression exploits redundancies within a voice signal to reduce the bit rate of data required to digitally represent the voice signal while still maintaining acceptable voice quality. Our key development personnel have significant experience in developing voice compression technology. We were involved in the development of the ITU G.723.1 voice coding standard that was adopted by the Voice over IP Forum and the International Telecommunications Union as the recommended standard for use in voice over IP gateways. We implement industry voice compression standards and work directly with our customers to design state-of-the-art proprietary voice compression algorithms that satisfy specific network requirements. We believe that our significant knowledge of the basic technology permits us to optimize its key elements and positions us to address further technological advances in the industry. We also believe that our technological expertise has resulted in us being sought out by leading equipment manufacturers to work with them in designing their systems and provision of solutions to their customers.

—	Digital signal processing design expertise. Our extensive experience and expertise in designing advanced digital signal processing algorithms enables us to implement them efficiently in real time systems. Digital signal algorithms are computerized methods used to extract information out of signals. In designing our signal processors, we use minimal digital signal processing memory and processing power resources. This allows us to develop higher density solutions than our competitors. Our expertise is comprehensive and extends to all of the functions required to perform voice compression, fax and modem transmission over packet networks and telephone signaling processing.

—	Compressed voice communications systems design expertise. We have the expertise to design and develop the various building blocks and the complete gateways and media servers required for complete voice over packet systems. In building these systems, we develop hardware architectures, voice packetization software and signaling software, and integrate them with our signal processors to develop a complete, high performance compressed voice communications system. We assist our customers in integrating our signal processors into their hardware and software systems to ensure high voice quality, high completion rate of fax and data transmissions and telephone signaling processing accuracy. Further, we are able to customize our off-the-shelf products to meet our customers’ specific needs, thereby providing them with a complete, integrated solution and enabling them to market their products with a reduced time to market.

We believe that our products possess the following advantages:

—	Voice over Packet signal processors. Our multi-channel signal processors enable our customers and us to create products that meet the reliability, capacity, size, power consumption and cost requirements needed for building high capacity gateways.

—	Multiple and comprehensive product lines. We address both the standards-based open telecommunications architecture market or the proprietary system market, we are able to address both segments. We can do this because we enable our customers to offer multiple applications and address different market segments. For example, our voice over IP communications boards target the open telecommunications architecture market, while our signal processors, modules and voice packetization software target the proprietary system market. Our analog and digital media gateways target access, trunking and enterprise applications and our digital media gateways target wireless, wire line and cable networks. Our session border controllers target access and peering networks.

—	Extensive feature set. Our products incorporate an extensive set of signal processing functions and features (such as coders, fax processing and echo cancellation), functionalities (such as H.323, media gateway control protocol, or MGCP, trunking gateway control protocol, or TGCP, media gateway control, or Megaco, and session initiated protocol, or SIP) and implement a complete system. We offer the ability to manage multiple channels of communications working independently of each other, with each channel capable of performing all of the functions required for voice compression, fax and modem transmission, telephone signaling processing and other functions. These functions include voice, fax or data detection, echo cancellation, telephone tone signal detection and generation and other telephony signaling processing.

—	Cost effective solutions. We are able to address different market segments and applications with the same hardware platforms thus providing our customers with efficient and cost effective solutions.

—	Open architecture. Our voice over packet communications boards target the open architecture gateway market segment, which enables our customers to use hardware and software products widely available for standards-based open telecommunications platforms. We believe that this provides our customers with an improved time to market and the benefits of scalability, upgradeability and enhanced functionality without the need to completely redesign their systems for evolving applications.

—	Various entry level products. Our wide product range (chips to media gateways, session border controllers and media servers) provides our customers with a range of entry level products. We believe that these building blocks enable our customers to significantly shorten their time to market by adding their value added solution.

—	VoIPerfectTM architecture. Our VoIPerfect architecture serves as the underlying technology platform common to all of our products since 1998. VoIPerfectTM is regularly updated and upgraded with features and functionalities required to comply with evolving standards and protocols. VoIPerfectTM architecture comprises VoP digital signal processing, or DSP, software and media streaming embedded software, integrated public telephone switched network, or PTSN, signaling protocols and VoIP standard control protocols, provisioning and management engines. Additional features enable carrier-grade quality and high availability. VoIPerfectTM architecture components are available in AudioCodes’ products at various levels of integration – from the chip level, through peripheral component interconnect mezzanine card, or PMC, modules and PCI/compact PCI (cPCI) blades, to high-availability and non-high-availability analog and digital media gateway platforms.

Business Strategy

        Our goal is to be the leading provider of enabling technologies and products for the transmission of voice, data and fax over packet networks. The following are key elements of our strategy:

—	Maintain and extend technological leadership. We intend to capitalize on our expertise in voice compression technology and proficiency in designing voice communications systems. In 1995, we co-authored the ITU G.723.1 voice coding standard that was adopted by the Voice over IP Forum as the recommended standard for use in voice over IP gateways. In 1998, we introduced NetCoder®, a new voice coder that was designed specifically for IP networks. In 2001, we introduced TrunkPack®1610, a cPCI Telephony board supporting PSTN, signaling, MGCP and MEGACO call controls. In 2002, we introduced the MediantTM Media Gateways as part of our initiative to provide complete media gateways to our network equipment provider. In 2002, we also launched our media server product family to support IP-based local access and enhanced services for wireless, cable, voice virtual private network and IP centrex markets. In 2006, we launched our nCite™ session border controller product line as a result of our acquisition of Netrake. In 2007, we have acquired CTI Squared, which will add application software to our product portfolio. We continually upgrade our product lines with additional functionalities, interfaces and densities. We have invested heavily and are committed to continued investment in developing technologies that are key to providing high performance voice, data and fax transmission over packet networks and to be at the forefront of technological evolution in our industry.

—	Strengthen and expand strategic relationships with key customers. Our strategy has been to sell our products to leading equipment manufacturers in the telecommunications and networking industries and to establish and maintain long-term working relationships with them. We work closely with our customers to engineer products and subsystems that meet each customer’s particular needs. The long development cycles usually required to build equipment incorporating our products frequently results in close working relationships with our customers. By focusing on leading equipment manufacturers with large volume potential, we believe that we reach a substantial segment of our potential customer base while minimizing the cost and complexity of our marketing efforts.

—	Expand and enhance the development of highly-integrated products. We plan to continue designing, developing and introducing new product lines and product features that address the increasingly sophisticated needs of our customers. We believe that our knowledge of core technologies and system design expertise enables us to offer better solutions that are more complete and contain more features than competitive alternatives. We believe that the best opportunities for our growth and profitability will come from offering broad range of highly-integrated network product lines and product features, such as our continuously updated analog and digital media gateways and products from our recentlyacquired companies including session boarder controllers, security gateways, messaging platforms and cable telephony gateways.

—	Build upon existing technologies to penetrate new markets. The technology we developed in connection with the IP telephony market can be used to serve similar product requirements in multiple emerging markets utilizing similar packet networking technologies. These markets include those providing telephony over digital subscriber lines, wireless networks and the cable television infrastructure.

—	Develop a network of strategic partners. Part of our strategy has been to sell our products through customers that can offer our products as part of a full-service solution to their customers. We expect to further develop our strategic partner relationships with system integrators and other service providers in order to increase our customer base.

—	Acquire complementary businesses and technologies. We expect to pursue the acquisition of complementary businesses and technologies or the establishment of joint ventures to broaden our product offerings, enhance the features and functionality of our systems, increase our penetration in targeted markets and expand our marketing and distribution capabilities. As part of this strategy, we acquired the UAS business from Nortel in April 2003 and AudioCodes USA, formerly known as Ai-Logix, in May 2004. We also acquired Nuera in July 2006, Netrake in August 2006 and CTI Squared in April 2007.

Products

        Our products facilitate the transmission of voice, data and fax over packet networks. To date, we have incorporated our algorithms, technologies and systems design expertise in product lines:

—	voice over packet processors;

—	VoIP communication boards (TrunkPack®);

—	media processing boards for enhanced services and functionalities such as conferencing and messaging (IPmediaTM);

—	voice and data logging hardware integration board products;

—	analog media gateways for toll bypass access and enterprise applications;

—	digital media gateways with various capacities for wireless, wireline (MediantTM) and cable (MediantTM Cable);

—	media server for enhanced services and functionalities such as conferencing and messaging (IPmedia(TM) Media Servers);

—	session border controllers, or SBCs, that enable connectivity, contain protocol and connectivity policies, and provide security for real-time sessions such as VoIP and video when traversing from a public to a private network. In addition, security gateways enable secure real-time sessions across wifi, broadband and wireless networks in fixed mobile convergence deployments; and

—	element management system, or EMS.

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

VoIP Communication Boards

        Our communications boards are designed to operate in gateways connecting the circuit-switched telephone network to packet networks based on Internet protocols. Our boards comply with voice over IP industry standards and allow for interoperability with other gateways. The boards also enable high capacity operations while fitting into a single PCI or compact PCI platform. Just as our signal processor chips can handle multiple channels on a single processor, our communications boards can support multiple telephony trunk processing and differing modes of operations to provide manufacturers with greater system flexibility.

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

Analog Media Gateways for Toll Bypass Access and Enterprise Applications

        MediaPackTM, our analog and BRI media gateways for toll bypass access and enterprise applications, empower the next-generation network by providing cost-effective, cutting-edge technology solutions that deliver voice and fax services to the corporate market, small businesses and home offices. Our analog media gateways for access and enterprise applications provide media streaming functionality while being either controlled by a centralized call agent or use on box VoIP control protocols (H.323, MGCP and SIP). Convergence of data, voice and fax is achieved by a combination of the media gateway with any IP access technology, eliminating the cost of multiple access circuits. This product family utilizes our experience and digital signal processing, or DSP, technology for echo cancellation, voice compression, silence suppression and comfort noise generation.

        The MediaPackTM family represents a feature rich product for streaming voice quality with a powerful analog interface supporting all major control protocols such as H323, SIP, MGCP and MEGACO.

Digital Media Gateways with Various Capacities for Wireless, Wireline and Cable (MediantTM)

        MediantTM is our family of converged media gateways for wireline, cable, wireless (GSM and CDMA), fixed-mobile-convergence and enterprise networks. The MediantTM product family offers scalability and functionality, providing a full suite of standards compliant control protocols and public switched telephone network, or PSTN, signaling interfaces for a variety of enterprise, wireline, cable and wireless media gateway applications in most softswitch controlled environments. This product family is compatible with popular wireline, cable and wireless voice coders and protocols including code-division multiple access (CDMA), global system for mobile communications (GSM), CDMA2000 and universal mobile telecommunications service (UMTS) It builds on our TrunkPack® architecture, which is installed in millions of lines worldwide. The MediantTM family provides carriers with a comprehensive line of different sized gateways. Small or medium-sized gateways enable cost-effective solutions for enterprise or small points of presence, as well as entry into fast growing new and emerging markets. The large gateway scales to central office capacities and is designed to meet carriers’ operational requirements. The entire MediantTM gateway family shares our same VoIP media gateway boards, assuring mature, field-proven solutions.

        For the cable market, the MediantTM gateway family complies with packet telephony standards and is designed for either hybrid or all IP cable network architecture. The Mediant gateway enables deployment of advanced packet-based cable telephony at multiple service operators own pace, without costly hardware changes. The MediantTM gateway can be initially deployed as a V5.2 IP access terminal and then easily migrated by software upgrade to a cable telephony media gateway with external call management provided by a softswitch and an SS7 interface to the PSTN.

        IPmediaTM Boards and Servers for Enhanced Services and Functionalities such as Conferencing and Messaging (IPmediaTM Platforms)

        The IPmediaTM product family is designed to allow OEMs and application partners to provide sophisticated content and services that create revenue streams and customer loyalty through the ability to provide additional services. The IPmediaTM platforms interface both packet and switched-circuit telephony modules, while saving space. The IPmediaTM platform provides voice and fax processing capabilities to enable, together with our partners, an architecture for development and deployment of enhanced services.

        IPmediaTM platforms are designed to answer the growing market demand for enhanced voice services over packet networks, particularly network-based applications like unified communications, call recording, and conferencing by carriers and application service providers. IPmediaTM enables our customers to develop and market applications such as: unified communications, interactive voice response, call-centers, conferencing and voice-activated personal assistant. IPmediaTM products are currently offered on our PCI and cCPI boards and on the 2000, 3000, 5000 and 8000 series (IPmediaTM 2000, IPmediaTM 3000, IPmediaTM 5000 and IPmediaTM 8000).

Session Border Controllers and Security Gateways

        We provide the nCite session border controller, or SBC, and security gateway products that help service providers and network equipment providers to enable connectivity between different VoIP networks and to provide security to deployments of fixed mobile convergence, or FMC networks, for integrating wireline and wireless networks.

        nCite session border controllers provide secure VoIP and multimedia traversal of firewall, or FW, and network address translation, or NAT, systems, as well as denial of service, or DoS, attack prevention at both the signaling and media layers. NAT and FW traversal are necessary to allow VoIP and multimedia session to pass from the Service Provider (“SP”) network to the residential or enterprise networks. DoS attack prevention protects the SP network from attacks that load the network until it crashes. The nCite SBCs also provide comprehensive Quality of Service, or QoS, mechanisms and protocol interworking (translation from one VoIP protocol to another, or between two variants of same VoIP protocol to enable two softswitches to communicate with each other). AudioCodes nCite solutions offer proven interoperability with major softswitches, SIP servers, application servers, IP PBXs and a large number of IP-based voice and video endpoints.

        The nCite security gateway enables secure (authenticated and encrypted) real-time sessions across Wi-Fi, broadband and wireless networks in FMC deployments. The nCite security gateway, or nCite SG, provides secure termination and aggregation for IP phones, dual-mode Wi-Fi and cellular-capable VoIP handsets that are used in converged wireline and wireless networks.

Element Management System

        Our element management system, or EMS, is an advanced solution for centralized, standards-based management of our VoP gateways, covering all areas vital to the efficient operations, administration, management and provisioning of our MediantTM and MediaPackTM VoP gateways.

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

        Our voice over packet products provide a cost effective solution for these convergence needs, complying with 2G and 3G cellular standards, for GSM/UMTS, UMA and CDMA/CDMA2000 networks. These include support for cellular vocoders (concurrently with wireline vocoders), interfaces and protocols. These interfaces and protocols are being defined by special standardization groups (e.g., 3GPP and 3GPP2) and include capabilities such as mediation (mobile to mobile calls with no transcoding), support for handoff and lawful intercept and various other cellular-specific capabilities.

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

Carrier Grade System Expertise

        To provide state of the art carrier grade media gateways, we have developed a wide expertise in a number of fields essential to such a product line. We have developed or integrated the various components required to implement a full digital media gateway solution that behaves as a unified entity to the external world. This required a major investment in adapting standard cPCI platforms to our needs. Such adaptation included optimizing power supply and cooling requirements, adding centralized shelf controllers, fabric switches and alarm cards to the chassis. Another aspect of the expertise we developed relates to high availability software and hardware design. High availability is a required feature in any carrier grade media gateway platform. We have also developed a sophisticated EMS to complete our offering. Our EMS enables the user to provision and monitor a number of media gateways from a centralized location.

Customers

        Our customers consist of OEMs, network equipment providers and systems integrators, carriers and distributors. Historically, we have derived the majority of our revenues from sales to a small number of customers. The identities of our principal customers have changed and we expect that they will continue to change, from year to year. We expect that a small number of customers will continue to account for a large percentage of our sales. Sales to Nortel Networks accounted for 18.6% of our revenues in 2004, 16.3% of our revenues in 2005 and 15.2% of our revenues in 2006. No other customer accounted for more than 10.0% of our revenues in 2004, 2005 or 2006.

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

        We utilize contract manufacturing for substantially all of our manufacturing processes. Much of our manufacturing is carried out by third-party subcontractors in Israel. We have extended our manufacturing capabilities through third party subcontractors in the United States, Mexico and China. Our internal manufacturing activities consist primarily of the production of prototypes, test engineering, materials purchasing and inspection, final product configuration and quality control and assurance.

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

        We are subject to telecom industry regulations and requirements set by telecommunication carriers that address a wide range of areas including quality, final testing, safety, packaging and use of environmentally friendly components.  We comply with the European Union’s Restriction of Hazardous Substances Directive (under certain exemptions) that requires telecom equipment suppliers to stop the usage of some materials that are not environmentally friendly by July 1, 2006.  These materials include cadmium, hexavalent chromium, lead, mercury, polybrominated biphenyls and polybrominatel diphenyl ethers. Under the directive, an extension for compliance through 2010 was granted with respect to the usage of lead in solders in Network Infrastructure equipment. We expect that other countries, including countries we operate in, will adopt similar directives or other additional regulations in the near future.

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

        Our principal competitors in the sale of signal processing chips are Texas Instruments, Broadcom, Infineon, Centillium and Mindspeed. Several large manufacturers of generic signal processors, such as Motorola, Agere Systems, which merged with LSI Corporation in April 2007, and Intel have begun, or are expected to begin marketing competing processors. Our principal competitors in the communications board market are NMS Communications, Intel, Motorola, Cantata Technology, Acculab and PIKA Technologies, Inc.

        Our principal competitors in the area of analog media gateways (2 to 24 ports) for access and enterprise are Cisco Systems Inc., Mediatrix Telecom, Inc., Vega Stream Limited, Samsung, Innovaphone AG, Quintum Technologies, Tainet Communication System Corp., Welltech, Ascii Corp., D-Link Systems, Inc., Multitech Inc., Inomedia, OKI and LG. In addition we face competition in low, mid and high density gateways from internal development at companies such as Nortel, Lucent, Alcatel, Siemens, Huawei, Ericsson, UTstarcom, ZTE and from Cisco Systems, Veraz Networks, Sonus Networks, General Bandwidth, and Commatch (Telrad).

        Our principal competitors in the media server market segment are Cantata Technology, NMS Communications, Convedia/Radisys, IP Unity/Glenayre, Cognitronics and Aculab. In addition, we face competition in software-based and hardware-based media servers from internal development at companies such as Hewlett-Packard, Comverse-NetCentrex, Nortel, Alcatel – Lucent, Nokia-Siemens and Ericsson.

        With respect to session border controllers, we compete against Acme Packets, Nextone, Juniper and Sonus. In the security gateway market, we compete against private companies such as Reefpoint and Azaire.

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

        We own U.S. patents that relate to our voice compression and session border control technologies. We also actively pursue patent protection in selected other countries of interest to us. In addition to patent protection, we seek to protect our proprietary rights through copyright protection and through restrictions on access to our trade secrets and other proprietary information which we impose through confidentiality agreements with our customers, suppliers, employees and consultants.

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

        Under a pooling agreement dated March 3, 1995, as amended, between AudioCodes and DSP Group, Inc., on the one hand, and France Telecom, Université de Sherbrooke and their agent, Sipro Lab Telecom, on the other hand, we and DSP Group, Inc. granted to France Telecom and Université de Sherbrooke the right to use certain of our specified patents, and any other of our and DSP Group, Inc. intellectual property rights incorporated in the ITU G.723.1 standard. Likewise France Telecom and Université de Sherbrooke granted AudioCodes and DSP Group, Inc. the right to use certain of their patents and any other intellectual property rights incorporated in the G.723.1 standard. In each case, the rights granted are to design, make and use products developed or manufactured for joint contribution to the G.723.1 standard without any payment by any party to the other parties.

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

        We have entered into technology licensing fee agreements with third parties. We expect that in the ordinary course of business we may be required to enter into additional licensing agreements. Under one agreement, we agreed to pay a third party royalty fees until 2008, based on 0.3% – 0.9% of our revenues.

Legal Proceedings

        We are not a party to any material legal proceedings, except for the proceedings referred to below related to our Nuera subsidiary.

        Prior to the acquisition of Nuera by us, one of Nuera’s customers had been named as a defendant in a patent infringement suit involving technology the customer purchased from Nuera. In the suit, the plaintiff alleged that the customer used devices to offer services that infringe upon a patent the plaintiff owns. The customer has sought indemnification from Nuera pursuant to the terms of a purchase agreement between Nuera and the customer relating to the allegedly infringing technology at issue. We believe that Nuera has provided a sufficient allowance with respect to this claim.

        Prior to the acquisition of Nuera by us, eight former employees of a French subsidiary of Nuera filed a labor grievance against the subsidiary claiming they were unfairly terminated. The French subsidiary filed for bankruptcy in 2004 and, in 2005, the court appointed liquidator sought to hold Nuera liable for the obligations of its French subsidiary. In June 2006, the court ruled in favor of Nuera that it was not liable for the obligations of its French subsidiary. In March 2007, the liquidator decided to appeal the judgment. We believe that Nuera has provided a sufficient allowance with respect to this claim.

C.	ORGANIZATIONAL STRUCTURE

List of Significant Subsidiaries

        AudioCodes Inc., our wholly-owned subsidiary, is a Delaware corporation.

        AudioCodes National Inc., a wholly-owned subsidiary of AudioCodes Inc., is a Delaware corporation.

        AudioCodes USA Inc., formerly known as Ai-Logix, a wholly owned subsidiary of AudioCodes Inc., is a Delaware corporation.

        AudioCodes San Diego Inc., formerly known as Nuera Communications, Inc. a wholly owned subsidiary of AudioCodes Inc., is a Delaware corporation.

        AudioCodes Texas Inc., formerly known as Netrake Corporation, a wholly owned subsidiary of AudioCodes Inc., is a Delaware corporation.

        AudioCodes Europe Limited, our wholly-owned subsidiary, is incorporated in England.

        CTI Squared Ltd., our wholly-owned subsidiary, is organized under the laws of Israel.

D.	PROPERTY, PLANTS AND EQUIPMENT

        We lease our main facilities, located in Airport City, Lod, Israel, which currently occupy approximately 128,000 square feet for annual lease payments (including management fees) of approximately $2.0 million. We have entered into an agreement to increase the size of the property we lease by approximately an additional 74,000 square feet for annual lease payments (including management fees) of approximately $2.1 million. In addition, we have entered into an agreement regarding the neighboring property by which a building of approximately 145,000 square feet will be erected and leased to us for period of eleven years. This new building is expected to be completed in 2010. We estimate the annual lease payments (including management fees) to be in the range of $2.0 million and $3.2 million depending the amount expended by the lessor on the fittings.

        Our U.S. subsidiary, AudioCodes Inc., leases a 7,000 square foot facility in San Jose, California. Our subsidiary has additional offices total of 20,000 square foot in Raleigh, Chicago, Boston and Dallas. Our U.S. subsidiary, AudioCodes USA, Inc., leases a 29,000 square foot facility in Somerset, New Jersey. Our U.S. subsidiary, AudioCodes San Diego, Inc., leases a 20,000 square foot facility in San Diego, California. Our U.S. subsidiary, AudioCodes Texas, Inc., leases a 20,000 square foot facility in Plano, Texas. The annual lease payments (including management fees) for all our offices in the United States is approximately $1.5 million.

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

Critical Accounting Policies and Estimates

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

        Management believes the significant accounting policies that affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and are the most critical to aid in fully understanding and evaluating AudioCodes’ reported financial results include the following:

—	Revenue recognition and allowance for sales returns;

—	Allowance for doubtful accounts;

—	Inventories;

—	Investment in affiliated companies;

—	Goodwill and intangible assets;

—	Income taxes and valuation allowance; and

—	Stock-based compensation.

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

        We maintain a provision for product returns and exchanges. This provision is based on historical sales returns, analysis of credit memo data and other known factors. This provision amounted to $619,000 in 2004, $545,000 in 2005 and $636,000 in 2006.

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

Inventories

        Inventories are stated at the lower of cost or market value. Cost is determined using the “moving average cost” method for raw materials and on the basis of direct manufacturing costs for finished products. We periodically evaluate the quantities on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs and write-down provisions are provided to cover risks arising from slow moving items, technological obsolescence, excess inventories, discontinued products and for market prices lower than cost. We wrote-off and wrote-down inventory in a total amount of $1.2 million in 2004, $1.2 million in 2005 and $1.0 million in 2006.

Investment in Affiliated Companies

        Through December 31, 2006, we had invested an aggregate of $3.3 million in Natural Speech Communication Ltd., a privately-held company engaged in speech recognition. In addition, during 2005 and 2006, we made convertible loans in the aggregate amount of $902,000 to this company. Assuming a full conversion of all interests (and those of the other shareholders and ourselves) to ordinary shares, we currently own approximately 40.9% of the equity in this company. This investment is accounted for by the equity method and is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. As of December 31, 2006, based on management’s most recent analyses, no impairment losses have been identified in connection with this investment.

        In July, 2005, we invested $707,000 in MailVision Ltd., a privately-held company. As of December 31, 2006, we owned 19.5% of its ordinary shares. This investment is accounted for by the equity method and is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. In November 2006, we made a convertible loan in the amount of $ 44,000 to this company. The loan bears interest at the rate of 9% per annum and is convertible into shares of this company. As of December 31, 2006, based on management’s most recent analyses, no impairment losses have been identified in connection with this investment.

        In February, 2006, we entered into a share purchase agreement with CTI Squared Ltd. to acquire 10% of its ordinary shares for a total purchase price in the amount of $1,000,000. In October 2006, we received a call option to invest an additional $10,000,000 for the remaining 90% of this company’s share capital. As of December 31, 2006, based on management’s most recent analyses, no impairment losses have been identified in connection with this investment. In April 2007, we exercised the option to acquire the remaining shares of CTI Squared for a purchase price of $10 million, with $5 million paid in cash at the closing and $5 million payable in cash by February 28, 2008.

        In December 2006, we made a convertible loan in the amount of $1,000,000 to another privately-held company. This loan bears interest at the rate of LIBOR+2% per annum and is due and payable in December 2007 unless converted into shares of this company. As of December 31, 2006, based on management’s most recent analyses, no impairment losses have been identified in connection with this investment.

Goodwill and Intangible Assets

        SFAS No.142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment at the reporting unit level by comparing the fair value of the reporting unit with its carrying value. The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment during the analysis. We operate in one operating segment, and this segment comprises our only reporting unit. Fair value is generally determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill and intangible assets with an indefinite life.

        The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis. In estimating the fair value of a reporting unit for the purposes of our annual or periodic analyses, we make estimates and judgments about the future cash flows of that reporting unit. Although our cash flow forecasts are based on assumptions that are consistent with our plans and estimates we are using to manage the underlying businesses, there is significant exercise of judgment involved in determining the cash flows attributable to a reporting unit over its estimated remaining useful life. In addition, we make certain judgments about allocating shared assets to the estimated balance sheets of our reporting units. We also consider our and our competitor’s market capitalization on the date we perform the analysis. Changes in judgment on these assumptions and estimates could result in a goodwill impairment charge.

        We allocated the purchase price of the companies we acquired to the tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values. These valuations require management to make significant estimations and assumptions, especially with respect to intangible assets. Critical estimates in valuing intangible assets include future expected cash flows from the business acquired, technology, trade names and customer relations. In addition, other factors considered are the brand awareness and market position of the products sold by the acquired companies and assumptions about the period of time the technology will continue to be used in the combined company’s product portfolio. Management’s estimates of fair value are based on assumptions believed to be reasonable, but which are inherently uncertain and unpredictable.

        If we did not appropriately allocate these components or we incorrectly estimate the useful lives of these components, our computation of depreciation and amortization expense may not appropriately reflect the actual impact of these costs over future periods, which will affect our net income.

        As of December 31, 2006, the amortized cost of intangible assets in our balance sheet was $21.2 million. In accordance with SFAS No. 144, the value of those assets as of December 31, 2006, has been reviewed and it was determined that no indicators for impairment existed.

        In connection with our acquisition of selected assets of UAS, we recorded $4.3 million of goodwill in 2003 and $1.0 million of goodwill in 2004. We recorded $3.8 million of goodwill in 2004 in connection with our acquisition of AudioCodes USA, formerly Ai-Logix. We paid an additional $10 million in March 2005 based on the achievement of revenue milestones and additional terms by AudioCodes USA during 2004 and 2005. This contingent payment was recorded as part of the acquisition cost as additional goodwill during 2005. Goodwill in connection with the acquisition of AudioCodes USA was reduced in the amount of $456,000 upon utilization of pre–acquisition carry forward tax losses in accordance with SFAS No. 141. In 2006, we recorded $80 million of goodwill in connection with our acquisition of AudioCodes San Diego, formerly Nuera, and $10.4 million of goodwill in connection with our acquisition of AudioCodes Texas, formerly Netrake.

        Goodwill in connection with the UAS, AudioCodes USA (formerly Ai-Logix), AudioCodes San Diego (formerly Nuera) and AudioCodes Texas (formerly Netrake) acquisitions was reviewed for impairment during the fourth quarter of 2006. No impairment losses have been identified in connection with these acquisitions.

Income Taxes and Valuation Allowance

        As part of the process of preparing our consolidated financial statements, we are required to estimate our income tax expense in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure, which is accrued as taxes payable, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets, which are included within our consolidated balance sheet. We may record a valuation allowance to reduce our deferred tax assets to the amount of future tax benefit that is more likely than not to be realized.

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

Stock-based Compensation

        Effective January 1, 2006, we began accounting for stock-based compensation in accordance with Statement of Financial Accounting Statements Standards No. 123R-“Share-Based Payments”. We utilize the Black-Scholes option pricing model to estimate the fair value of stock-based compensation at the date of grant. The Black-Scholes model requires subjective assumptions regarding dividend yields, expected volatility, expected life of options and risk-free interest rates. These assumptions reflect management’s best estimates. Changes in these inputs and assumptions can materially affect the estimate of fair value and the amount of our stock-based compensation expenses. We recognized $8.7 million of stock-based compensation expense in 2006. As of December 31, 2006, there was approximately $12.4 million of total unrecognized stock-based compensation expense related to non-vested stock-based compensation arrangements granted by us. That expense is expected to be recognized over a weighted-average period of 1.6 years.

A.	OPERATING RESULTS

        You should read this discussion with the consolidated financial statements and other financial information included in this Annual Report.

Overview

        We design, develop and market enabling technologies and system products for the transmission of voice, data, fax and multimedia communications over packet networks, which we refer to as the new voice infrastructure. Our products enable our customers to build high-quality packet networking equipment and network solutions and provide the building blocks to connect traditional telephone networks to the new voice infrastructure, as well as connecting and securing multimedia communication between different packet-based networks. Our products are sold primarily to leading original equipment manufacturers, or OEMs, system integrators and network equipment providers in the telecommunications and networking industries. We have continued to broaden our offerings, both from internal development and through acquisitions, as we have expanded in the last few years from selling chips to boards, subsystems, media gateway systems, media servers, session border controllers and messaging platforms.

        Our headquarters and R&D facilities are located in Israel with R&D extensions in the U.S. and in the U.K. We have other offices located in Europe, the Far East, and Latin America.

        Effective January 1, 2006, we account for stock-based compensation in accordance with Statement of Financial Accounting Statements Standards No. 123R-“Share-Based Payments”. SFAS No. 123(R) requires the fair value of all equity-based awards granted to employees to be recognized in financial statements beginning in the first quarter of 2006. The result is that we are required to record an expense with respect to stock option grants, even if the exercise price of the stock options is equal to the market price of the underlying shares on the date of grant. The adoption of SFAS No. 123(R) had a material adverse affect on our results of operations in 2006 as we recognized $8.7 million of stock-based compensation expense in 2006.

        Nortel Networks accounted for 18.6% of our total revenues in 2004, 16.3% of our revenues in 2005 and 15.2% of our revenues in 2006. Our top five customers accounted for 35.7% of our revenues in 2004, 31.1% of our revenues in 2005 and 29.1% of our revenues in 2006. Based on our experience, we expect that our largest customers may change from period to period. If we lose a large customer and fail to add new customers to replace lost revenue our operating results may be materially adversely affected.

        Revenues based on the location of our customers for the last three fiscal years are as follows:

	2004	2005	2006

Americas	62.3%	57.5%	56.6%
Far East	14.3	12.5	12.8
Europe	13.3	19.4	22.2
Israel	10.1	10.6	8.4

Total	100.0%	100.0%	100.0%

        The increase in the percentage of our revenues in 2006 from customers located in Europe was due to demand in Europe increasing at a higher pace compared to the other locations.

        Part of our strategy involves the acquisition of complementary businesses and technologies. Our first strategic acquisition involved the purchase of the UAS product group from Nortel Networks in April 2003. This acquisition added new media server technology and products that we could offer to our customers and provided us with research and development capability in the United States. As a result of our supply agreement with Nortel in connection with this transaction, we significantly increased our sales to Nortel. Our sales to Nortel accounting for 15.2% of our revenues in 2006 compared to 16.3% of our revenues in 2005 and 18.6% of our revenues in 2004. We expect that sales to Nortel will continue to account for a high percentage of our revenues in 2007.

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

        In July, 2006, we completed the acquisition of Nuera (renamed AudioCodes San Diego Inc. in 2007). Nuera was acquired for a purchase price of $82.5 million in cash, including acquisition costs, plus an earn out arrangement under which we have agreed to pay up to an additional $5 million if Nuera achieves certain revenue milestones during the first twelve months after consummation of the transaction. Nuera provides Voice over Internet Protocol infrastructure solutions for broadband and long distance networks. This transaction is significantly larger than our other acquisitions and investments to date. Nuera became a wholly-owned subsidiary of AudioCodes Inc. and, accordingly, its results of operations have been included in our consolidated financial statements since the acquisition date. This acquisition was accounted for under the purchase method of accounting in accordance with SFAS No. 141. We cannot be sure that we will be successful in integrating Nuera’s products, employees and operations into our organization or that we will be able to operate Nuera’s business in a profitable manner.

        In August 2006, we acquired Netrake (renamed AudioCodes Texas Inc. in 2007), a provider of session border controller, or SBC, and security gateway solutions. SBCs enable connectivity, policies and security for real-time media sessions, such as VoIP, video or fax, between public or private IP networks. Security gateways enable secure real-time sessions across wifi, broadband and wireless networks in field mobile onvergence deployments. We paid $13.8 million in cash, including acquisition costs, to acquire Netrake. Netrake became a wholly-owned subsidiary of AudioCodes Inc. and, accordingly, its results of operations have been included in our consolidated financial statements since the acquisition date. This acquisition was accounted for under the purchase method of accounting in accordance with SFAS No. 141.

        In April 2007, we completed the acquisition of CTI Squared. We exercised an option to acquire the remaining shares of CTI Squared for a purchase price of $10 million, with $5 million paid in cash at the closing and $5 million payable in cash by February 28, 2008. CTI Squared is a provider of enhanced messaging and communications platforms deployed globally by service providers and enterprises. CTI Squared’s platforms integrate data and voice messaging services over internet, intranet, PSTN, cellular, cable and enterprise networks.

        We experienced lower than expected revenues in the first quarter of 2007 and reported a loss in that period. We may continue to report losses in 2007. Our first quarter results were impacted by weakness in our sales in Israel and the Asia Pacific region and weaker than expected performance by our recent acquisitions and sales of our boards business line. We have begun to implement corrective measures to strengthen our sales in the Asia Pacific region and to increase sales in the session border controller business line that exhibited weaker than expected performance. However, based on market trends in the boards business line, we do not anticipate recovery of revenues of the boards business line in 2007 to the level experienced in 2006. In addition, we have taken steps to bring our expenses in line with the anticipated revenues for 2007. Our goal is to increase sales and reduce expenses to allow us to return to profitability.

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

        The increase in demand for Voice over IP, or VoIP, technology has impacted our business during the last three years. In recent years, the shift from traditional circuit-switched networks to next generation packet-switched networks continued to gain momentum. As data traffic becomes the dominant factor in communications, service providers are building and maintaining converged networks for integrated voice and data services. In developed countries, traditional and alternative service providers adopt bundled triple play (voice, video and data) and quadruple play (voice, video, data and mobile) offerings. This trend, enabled by voice and multimedia over IP, has fueled competition among cable, wireline, ISP and mobile operators, increasing the pressure for adopting and deploying VoIP networks. In addition, underdeveloped markets without basic wire line service in countries such as China and India and certain countries in Eastern Europe are adopting the use of VoIP technology to deliver voice and data services that were previously unavailable.

Results of Operations

        The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2004	2005	2006

Statement of Operations Data:

Revenues	100.0%	100.0%	100.0%
Cost of revenues	41.5	40.6	41.6

Gross profit	58.5	59.4	58.4
Operating expenses:
Research and development, net	24.2	21.1	24.0
Selling and marketing	24.0	22.4	25.6
General and administrative	5.9	5.2	5.9

Total operating expenses	54.1	48.7	55.5

Operating income	4.4	10.7	2.9
Financial income, net	2.6	2.1	2.6
Equity in losses of affiliated companies, net	0.6	0.6	0.6

Income before taxes on income	6.4	12.2	4.9
Taxes on income	0.3	0.7	0.2

Net income	6.1%	11.5%	4.7%

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

        Revenues. Revenues increased 27.2% to $147.4 million in 2006 from $115.8 million in 2005. The increase in revenues was primarily due to an increase of $16.7 million in sales in the United States and an increase of $10.7 million in sales in Europe. Our results of operation include Nuera beginning in July 2006 and Netrake beginning in August 2006. Our increase in revenues in 2006 also reflected the increased interest and activity in the market for packet-based VoIP products.

        Gross Profit. Cost of revenues includes the manufacturing cost of hardware, quality assurance, overhead related to manufacturing activity and technology licensing fees payable to third parties. Gross profit increased to $86.1 million in 2006 from $68.8 million in 2005. Gross profit as a percentage of revenues decreased to 58.4% in 2005 from 59.4% in 2005. The decrease in our gross profit percentage was primarily attributable to amortization expenses in 2006 related to the acquisitions of Nuera and Netrake during the third quarter of 2006. Amortization expense allocated to cost of revenues amounted to $1.2 million in 2006. The decrease in our gross margin was also due to expenses related to equity-based compensation resulting from the adoption of SFAS 123(R). Equity-based compensation expenses allocated to cost of revenues amounted to $620,000 in 2006. The decrease in gross profit percentage was partially offset by the higher sales volume that allowed us to leverage our manufacturing overhead over a larger sales base. The decrease in gross profit percentage was also offset by a reduction in manufacturing costs which was primarily due to a reduction in our raw material costs.

        Research and Development Expenses. Research and development expenses consist primarily of compensation and related costs of employees engaged in ongoing research and development activities, development-related raw materials and the cost of subcontractors. Research and development expenses increased 45.1% to $35.4 million in 2006, from $24.4 million in 2005 and increased as a percentage of revenues to 24.0% in 2006 from 21.1% in 2005. The increase in net research and development expenses, both on an absolute and a percentage basis, was primarily due to expenses related to equity-based compensation resulting from the adoption of SFAS 123(R). Equity-based compensation expenses allocated to research and development expenses amounted to $3.1 million in 2006. The increase in research and development expenses was also due to additions to our research and development personnel resulting from the acquisitions of Nuera and Netrake during the third quarter of 2006. We expect that research and development expenses will continue to increase in absolute dollar terms in 2007 as a result of our continued development of new products, as well as the inclusion of Nuera and Netrake for a full year and the inclusion of CTI Squared beginning in April 2007.

        Selling and Marketing Expenses. Selling and marketing expenses consist primarily of compensation for selling and marketing personnel, as well as exhibition, travel and related expenses. Selling and marketing expenses increased 45.2% in 2006 to $37.7 million from $25.9 million in 2005. As a percentage of revenues, selling and marketing expenses increased to 25.6% in 2006 from 22.4% in 2005. The increase in selling and marketing expenses, on an absolute and a percentage basis, was primarily due to expenses related to equity-based compensation resulting from the adoption of SFAS 123(R). Equity-based compensation expenses allocated to selling and marketing expenses amounted to $3.6 million in 2006. The increase in selling and marketing expenses was also due to an increase in selling and marketing personnel and amortization expenses as a result of the acquisitions of Nuera and Netrake. Amortization expense allocated to sales and marketing amounted to $ 522 thousands in 2006. We expect that selling and marketing expenses will continue to increase in absolute dollar terms as a result of an expected increase in our sales force and marketing activities, as well as the inclusion of Nuera and Netrake for a full year and the inclusion of CTI Squared beginning in April 2007.

        General and Administrative Expenses. General and administrative expenses consist primarily of compensation for finance, human resources, general management, rent, network and bad debt reserve, as well as insurance and professional services expenses. General and administrative expenses increased 46.0% to $8.8 million in 2006 from $6.0 million in 2005. As a percentage of revenues, general and administrative expenses increased to 5.9% in 2006 from 5.2% in 2005. The increase in general and administrative expenses, both on an absolute and a percentage basis, in 2006 was primarily the result of expenses related to equity-based compensation resulting from the adoption of SFAS 123(R). Equity-based compensation expenses allocated to general and administrative expenses amounted to $1.4 million in 2006. The increase in general and administrative expenses was also due to consolidating the expenses of our Nuera and Netrake subsidiaries, which were acquired in July 2006 and August 2006. We expect that general and administrative expenses will increase in absolute dollar terms to support our expected growth, as well as the inclusion of Nuera and Netrake for a full year and the inclusion of CTI Squared beginning in April 2007.

        Equity in Losses of Affiliated Companies, Net. Equity in losses of affiliated companies, net were $916,000 in 2006 compared to $693,000 in 2005. We believe that the products being developed by affiliated companies may enable us to enter new markets and to offer new products.

        Financial Income, Net. Financial income consists primarily of interest derived on cash and cash equivalents, short-term and long-term marketable securities, short-term and long-term bank deposits and structured notes, net of interest accrued in connection with our senior convertible notes and bank charges. Financial income, net, in 2006 was $3.8 million compared to $2.5 million in 2005. The increase in financial income, net in 2006 was primarily due to higher interest rates and interest income, net, on the remaining net proceeds from our sale of senior convertible notes in November 2004.

        Taxes on Income Our effective tax rate was 4.0% in 2006 and 5.6% in 2005. These relatively low tax rates were mainly the result of the utilization of net operating losses and the Approved Enterprise status granted to our production facilities in Israel.

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

        Equity in Losses of Affiliated Companies, Net. Equity in losses of affiliated companies, net were $693,000 in 2005 compared to $516,000 in 2004.

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

        The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS Devaluation Rate %	Israeli inflation adjusted for devaluation %

2004	1.2	(1.6)	2.8
2005	2.4	6.8	(4.4)
2006	(0.1)	(8.2)	8.1

Recent Accounting Pronouncements

        In July 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more- likely-than-not to be realized upon ultimate settlement.

        FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement No. 109, “Accounting for income taxes” (“FAS 109”). This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty. FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings. We are currently evaluating the effect of the adoption of FIN 48 on our financial statements.

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). This statement provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS No. 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except SFAS No. 123(R) and related interpretations. The statements does not apply to accounting standard that require or permit measurement similar to fair value but are not intended to measure fair value. This pronouncement is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of adopting SFAS 157.

        In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, although earlier adoption is permitted. We are currently evaluating the impact that SFAS No. 159 will have on its consolidated financial statements.

B.	LIQUIDITY AND CAPITAL RESOURCES

        We have financed our operations for the last three years, from our sale of convertible notes, as well as with cash from operations in those three years. In November 2004, we raised net proceeds of approximately $120.2 million in a private placement of $125.0 million aggregate principal amount of our 2.00% Senior Convertible Notes due 2024.

        As of December 31, 2006, we had $133.6 million in cash and cash equivalents, short-term and long-term marketable securities, short-term and long-term bank deposits and structured notes, a decrease of approximately $86.7 million from $220.3 million at December 31, 2005. During 2006, we used $82.5 million of cash in connection with our acquisition of Nuera and $13.8 million of our cash in connection with our acquisition of Netrake. We may be required to use an additional $5.0 million of cash in 2007 in connection with the earnout related to our acquisition of Nuera. We also used $1.0 million of cash in 2006 and $5.0 million of cash in February 2007 in connection with our acquisition of CTI and expect to use another $5.0 million of cash in February 2008 in connection with this acquisition.

        Our operating activities provided cash in the amount of $6.6 million in 2006, primarily due to our net income which was partially offset by an increase of $9.8 million in trade receivables and a decrease of $4.7 million in trade and other payables. Our receivables increased primarily as a result of higher sales volume as well as longer payment terms granted by us to our customers. Our payables decreased due to repayment of payable balances after the acquisitions of Nuera and Netrake. Our operating activities provided cash in the amount of $13.3 million in 2005, primarily due to our net income which was partially offset by an increase of $3.5 million in trade receivables and $2.0 million in deferred tax assets. Our receivables increased as a result of higher sales volume and our deferred tax assets increased due to the utilization of net operating losses. Our operating activities provided cash in the amount of $3.5 million in 2004, primarily due to our net income and an increase of $4.8 million in trade payables and other payables and accrued expenses, which were partially offset by an increase of $4.9 million in trade receivables, $3.7 million in inventories and $1.2 million in other receivables and prepaid expenses. The increase in accounts receivable was primarily a result of higher sales volume which also caused us to increase our purchases and result in higher accounts payable. Similarly, our higher sales and sales forecasts resulted in our maintaining higher inventory levels to support growth while keeping lead-times steady or decreasing.

        In 2006, our investing activities used cash in the amount of $61.6 million, primarily due to our investment in Nuera and Netrake, offset in part by the net proceeds from the maturity of bank deposits. In 2005, our investing activities used cash in the amount of $113.0 million, primarily due to our investment of a significant portion of the proceeds from our sale of convertible notes in short-term and long-term marketable securities, short-term and long-term bank deposits and structured notes and payments in connection with the acquisition of AudioCodes USA. In 2004, our investing activities used cash in the amount of $15.9 million, primarily due to the acquisition of AudioCodes USA and UAS and the purchase of property and equipment. Our capital expenditures were $3.1 million in 2006, $2.4 million in 2005 and $4.3 million in 2004. The majority of our capital investment has been for testing equipment, an enterprise resources planning system, computers, peripheral equipment, software, office furniture and leasehold improvements. We used our working capital to finance these expenditures.

        In 2006, financing activities provided $9.2 million due to proceeds from issuance of our shares upon exercise of options and from purchases of our shares under our Employee Stock Purchase Plans. In 2005, financing activities provided $3.8 million due to proceeds from issuance of our shares upon exercise of options and from purchases of our shares under our Employee Stock Purchase Plans. In 2004, financing activities provided $130.4 million, due to the net proceeds of $120.2 million from our private placement of $125.0 million aggregate principal amount of our 2.00% Senior Convertible Notes due 2024 and $10.2 million from the issuance of our shares upon exercise of options and from purchases of our shares under our Employee Stock Purchase Plans.

        We anticipate that our operating expenses and acquisitions will be a material use of our cash resources for the foreseeable future. We believe that our current working capital is sufficient to meet our present operating cash requirements for at least the next twelve months. Part of our strategy is to pursue acquisition opportunities. If we do not have available sufficient cash to finance our operations and the completion of additional acquisitions, we may be required to obtain additional debt or equity financing. We cannot be certain that we will be able to obtain, if required, additional financing on acceptable terms or at all.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and Development

        In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing products and to develop new ones. We are developing more advanced communications boards, analog and digital media gateways for carrier and enterprise applications, media servers and session border controllers. Our platforms will feature increased trunk capacity, new functionalities, enhanced signaling software and compliance with new control protocols. As of December 31, 2006, 312 of our employees were engaged primarily in research and development on a full-time basis. We also employed 10 employees on a part-time basis.

        Our research and development expenses were $35.4 million in 2006 compared to $24.4 million in 2005 and $20.0 million in 2004. From time to time we have received royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the OCS. As a recipient of grants from the OCS, we are obligated to perform all manufacturing activities for projects subject to the grants in Israel unless we receive an exemption. Know-how from the research and development which is used to produce products may not be transferred to third parties without the approval of the OCS and may further require material payments. The OCS approval is not required for the export of any products resulting from such research or development. Through December 31, 2006, we had obtained grants from the OCS aggregating $2.6 million for certain of our research and development projects. We are obligated to pay royalties to the OCS, amounting to 3%-4.5% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, linked to the U.S. dollar and bearing interest at the rate of LIBOR at the time of grant. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

D.	TREND INFORMATION

        The accelerated demand for VoIP technology has impacted our business during the last few years. Over the past few years, the shift from traditional circuit-switched networks to next generation packet-switched networks continued to gain momentum. As data traffic becomes the dominant factor in communications, service providers are building and maintaining converged networks for integrated voice and data services. In addition, underdeveloped markets without basic wire line service in countries such as China and India and certain countries in Eastern Europe are beginning to use VoP technology to deliver voice and data services that were previously unavailable. In addition, the growth in broadband access and related technologies has driven the emergence of alternative service providers. This in turn stimulates competition with incumbent providers, encouraging them to adopt voice over packet technologies. The entry of new industry players and the demand for new equipment have impacted our business in the last few years.

        In 2006, we continued to experience pressure to shorten our lead times in supplying products to customers. Some of our customers are implementing “demand pull” programs by which they only purchase our product very close to the time, if not simultaneously with the time, they plan to sell their product. We are increasing our sales efforts in new markets, such as Latin America, Eastern Europe and Far East. We have introduced new system level products, and applications in our product lines. We are still experiencing low visibility into customer demand for our products and our ability to predict our level of sales.

E.	OFF-BALANCE SHEET ARRANGEMENTS

        We do not have any “off-balance sheet arrangements” as this term is defined in Item 5E of Form 20-F.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        As of December 31, 2006, our contractual obligations were as follows (in thousands):

	PAYMENTS DUE BY PERIOD
	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS

Senior convertible notes	$125,000				$125,000
Rental and lease commitments	20,641	3,686	6,871	6,212	3,872
Other commitments	3,734	2,726	1,008	-	-

Total cash obligations	$149,375	$6,412	$7,791	$6,212	$128,872

        Our obligation for accrued severance pay under Israel’s Severance Pay Law as of December 31, 2006 was $7.9 million, of which $7.2 million was funded through deposits into severance pay funds, leaving a net obligation of approximately $684,000.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

        The following table sets forth certain information with respect to our directors, senior executive officers and key employees at June 15, 2007:

Name	Age	Position

Shabtai Adlersberg	54	Chairman of the Board, President and Chief Executive Officer
Nachum Falek	36	Vice President, and Chief Financial Officer
Hanan Maoz	43	Vice President, Business Operations
Eyal Frishberg	48	Vice President, Operations
Eli Nir	40	Vice President, Research and Development
Lior Aldema	41	Vice President, Marketing and Product Management
Ben Rabinowitz	40	Vice President, Marketing and Sales, North America
Yehuda Hershkovits	40	Vice President, Systems
Tal Dor	38	Vice President, Human Resources
Gary Drutin	46	Vice President, Sales for Europe, Middle East and Latin America
Moshe Tal	53	President and Chief Executive Officer, AudioCodes USA Inc.
David E. Perez	45	Vice President, Sales, Asia Pacific
Joseph Tenne	51	Director
Dr. Eyal Kishon	47	Director
Doron Nevo	51	Director
Karen Sarid	56	Director

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

        Hanan Maoz joined AudioCodes in February 2007 as Vice President of Business Operations. Mr. Maoz has over 17 years of experience in enterprise software sales and operations. From August 2003 until joining AudioCodes in 2007, Mr. Maoz was a Managing Director and Co-Founder of PerformanceSoft Israel, a privately held consulting firm providing corporate performance planning and business monitoring. From June 1996 to June 2003, Mr. Maoz worked for Oracle Corp. (Israel) in a variety of executive sales, alliances and business development positions. Mr. Maoz has an MBA in Finance and a MSc. in Information Technologies, both from the Tel-Aviv University, and is expecting his PhD in Industrial Engineering and Management from Ben-Gurion University.

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

        Gary Drutin has served as our Vice President Sales for Europe, Middle East and Latin America since 2005 and previously held the position of Vice President of Channel Operations and Marketing from 2004 until 2005. From 2001 until 2004, Mr. Drutin was Country Manager and General Manager for Cisco Israel, Cyprus and Malta and from 1997 until 2001 served as regional sales manager for service providers and enterprises for Cisco Israel. From 1990 until 1997, he served in sales management roles at Digital Equipment Corporation Israel. Mr. Drutin holds an M.B.A degree from Tel-Aviv University in Information Systems and Marketing and a B.Sc. degree in Computer Engineering from the Technion.

        Moshe Tal joined us in May 2004 in connection with our acquisition of Ai-Logix, now known as AudioCodes USA, Inc. and serves as the President and CEO of our AudioCodes USA subsidiary. Mr. Tal co-founded Ai-Logix in 1991, and has served as its President and CEO since 1998. Mr. Tal has more than twenty-five years of product design and engineering experience, principally associated with analog and digital signal processing technologies. Mr. Tal holds a B.Sc. in Electronic Engineering from Tel Aviv University

        David E. Perez joined us in February 2002, and became our Vice President of the Asia Pacific region in January 2006. Mr. Perez served as our Vice President of Sales for Latin America, Iberia and the Mediterranean area from 2003 until January 2006. Between 1998 and  2002, Mr. Perez served as Director of the Consulting Division and member of the management team for Oracle in Israel.  From 1988 to 1998 Mr. Perez  led the implementation group  for New Applicom , a member of the Matrix group. Mr. Perez holds a BS.c in Industrial Engineering and Information Systems from the Technion.

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

        Dr. Eyal Kishon has served as one of our directors since 1997. Since 1996, Dr. Kishon has been Managing Partner of Genesis Partners, an Israel-based venture capital fund. From 1993 to 1996, Dr. Kishon served as Associate Director of Dovrat-Shrem/Yozma-Polaris Fund Limited Partnership. Prior to that, Dr. Kishon served as Chief Technology Officer at Yozma Venture Capital from 1992 to 1993. Dr. Kishon serves as a director of Allot Communications Ltd and Celtro Inc. From 1991 to 1992, Dr. Kishon was a Research Fellow in the Multimedia Department of IBM Science & Technology. From 1987 to 1989, Dr. Kishon worked in the Robotics Research Department of AT&T Bell Laboratories. Dr. Kishon holds a B.A. in Computer Science from the Technion – Israel Institute of Technology and an M.Sc. and a Ph.D. in Computer Science from New York University.

        Doron Nevo has served as one of our directors since 2000.  Mr. Nevo is President and CEO of KiloLambda Technologies Ltd., an optical subsystems company, which he co-founded in 2001.  From 1999 to 2001, Mr. Nevo was involved in fund raising activities for Israeli-based startup companies.  From 1996 to 1999, Mr. Nevo served as President and CEO of NKO, Inc.  Mr. Nevo established NKO in early 1995 as a startup subsidiary of Clalcom, Ltd. NKO designed and developed a full scale, carrier grade, IP telephony system platform and established its own IP network.  From 1992 to 1996, Mr. Nevo was President and CEO of Clalcom Ltd.  Mr. Nevo established Clalcom in 1992 as a telecom service provider in Israel.  He also serves on the board of a number of companies, including Utility Wireless Corp. (a manufacturer of radio frequency sub-systems), Elcom Technologies (manufacturer of Satcom and digital radio synthesizers), Notox, Ltd. (a biotech company), BioCancell, Inc.and Bank Adanim.  Mr. Nevo holds a B.Sc. in Electrical Engineering from the Technion – Israel Institute of Technology and an M.Sc. in Telecommunications Management from Brooklyn Polytechnic.

        Karen Sarid has served as one of our directors since December 2006. She is the General Manager, Chief Financial Officer and Chief Operations Officer of Galil Medical Israel, a medical device company, that develops, manufactures and markets an innovative cryotherapy platform a position she has held since April 2007. Prior to that, Ms. Sarid was the General Manager of Orex Computed Radiography Ltd., a company owned by Eastman Kodak Co. that focuses on radiography systems for the digital x-ray market, a position she held starting in September 2000. Prior to this, she held the position of Chief Operating Officer and Chief Financial Officer at Orex. From September 1999 until September 2000, she was Chief Financial Officer and a member of the Board of Directors of Forsoft Ltd., a software solutions provider and a subsidiary of the Formula Group. From 1996 until August 1999, Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of ESC Medical Systems Ltd., a medical laser manufacturer which at the time was traded on the Nasdaq Stock Market. She was the Chief Financial Officer of LanOptics Ltd. from 1993 through 1996. Ms. Sarid currently serves as a director of Gilat Satellite Networks Ltd., LanOptics Ltd. and Oridion Systems Ltd. Ms. Sarid received a B.A. in Economics and Accounting from Haifa University.

B.	COMPENSATION

        The aggregate direct remuneration paid to the 15 persons who served in the capacity of director or senior executive officer during the year ended December 31, 2006 was approximately $2.2 million, including approximately $223,000 which was set aside for pension and retirement benefits. This does not include amounts expended by us for automobiles made available to our officers, expenses (including business, travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

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

        A summary of our stock option activity and related information for the years ended December 31, 2004, 2005 and 2006 for the 15 persons who served in the capacity of director or senior executive officer during the year ended December 31, 2006 is as follows:

	2004		2005		2006
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number Of Options	Weighted Average Exercise Price

Outstanding at the beginning of the year	1,526,702	$7.48	1,909,435	$9.01	2,006,685	$9.06
Adjustments to opening balance	(39,600)		42,500		(44,000)

Granted	531,250	$11.77	60,000	$10.17	220,000	$10.33
Cancelled	-		-		(20,000)
Exercised	(108,917)	$5.16	(5,250)	$3.77	(90,850)	$5.02

Outstanding at the end of the year	1,909,435	$9.11	2,006,685	$9.06	2,071,835	$9.42

        As of December 31, 2006, options to purchase 1,451,335 ordinary shares were exercisable by the 15 persons who served as an officer or director during 2006 at an average exercise price of $8.99 per share.

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

Independent Directors; Audit Committee; Internal Auditor

        Under the Israeli Companies Law, Israeli companies that have offered securities to the public in or outside of Israel are required to appoint at least two “outside” directors. Doron Nevo, Dr. Eyal Kishon and Karen Sarid are our outside directors. Under the requirements for listing on the Nasdaq Global Market, we are required to have a majority of our directors be independent as defined by Nasdaq rules. Doron Nevo, Dr. Eyal Kishon, Karen Sarid and Joseph Tenne are independent directors for purposes of the Nasdaq rules.

        To qualify as an outside director under Israeli law, an individual or his affiliates may not have, and may not have had at any time during the previous two years, any affiliation with the company or its affiliates, as such terms are defined in the Companies Law. In addition, no individual may serve as an outside director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an outside director or are likely to interfere with his or her ability to serve as a director. For a period of two years from termination from office, a former outside director may not serve as a director or employee of the company or provide professional services to the company for consideration. Pursuant to the Israeli Companies Law, at least one of the outside directors appointed by a publicly-traded company must have “financial and accounting expertise.” The other outside directors should possess “financial and accounting expertise” or “professional expertise,” as these terms are defined in regulations promulgated under the Companies Law. This requirement does not apply to outside directors elected prior to January 2006. All of the outside directors must serve on the company’s statutory audit committee.

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

        Under the Companies Law and the requirements for listing on the Nasdaq Global Market, our board of directors is required to appoint an audit committee. Our audit committee must be comprised of at least three directors, including all of the outside directors. The audit committee consists of: Dr. Eyal Kishon, Doron Nevo, Joseph Tenne and Karen Sarid. Our Board of Directors has determined that Joseph Tenne is an “audit committee financial expert” and that all members of the Audit Committee are independent under the applicable Securities and Exchange Commission and Nasdaq Global Market rules.

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

        Nasdaq rules require that director nominees be selected or recommended for the board’s selection either by a committee composed solely of independent directors or by a majority of independent directors. Our Nominating Committee assists the board of directors in its selection of individuals as nominees for election to the board of directors and/or to fill any vacancies or newly created directorships on the board of directors. The Nominating Committee consists of four members: Dr. Eyal Kishon, Doron Nevo, Joseph Tenne and Karen Sarid. All members of the Nominating Committee are independent under the applicable Securities and Exchange Commission and Nasdaq Global Market rules.

        Nasdaq rules also provide that the compensation of a company’s chief executive officer and other executive officers is required to be approved either by a majority of the independent directors on the board or a committee comprised solely of independent directors. Our board of directors has appointed Dr. Eyal Kishon and Joseph Tenne to serve on the compensation committee of the board of directors.

        Pursuant to our articles of association, our directors, other than our outside directors, are classified into three classes (classes I, II and III). The members of each class of directors and the expiration of the term of office is as follows:

Vacant	Class I	2007
Joseph Tenne	Class II	2008
Shabtai Adlersberg	Class III	2009

        We currently do not have a Class I director.

        Our outside directors under the Companies Law, Doron Nevo, Dr. Eyal Kishon and Karen Sarid, are not members of any class and serve in accordance with the provisions of the Companies Law. Mr. Nevo’s and Ms. Sarid’s terms end in 2009 and Dr. Kishon’s term ends in 2008.

D.	EMPLOYEES

        We had the following number of employees as of December 31, 2004, 2005 and 2006 in the areas set forth in the table below:

	As of December 31,
	2004	2005	2006

Research and development	213	233	312
Sales & marketing, technical service & support	144	186	240
Operations	63	73	102
Management and administration	25	30	47

	445	522	701

        Our employees were located in the following areas as of December 31, 2004, 2005 and 2006.

	As of December 31,
	2004	2005	2006

Israel	320	373	416
United States	105	124	234
Europe	3	5	25
Far East	15	17	22
Latin America	2	3	4

	445	522	701

        The growth in the number of our employees in 2005 was primarily attributable to an increase in research and development personnel, increased sales and marketing efforts and in 2006 was primarily attributable to our acquisitions of Nuera, now known as AudioCodes San Diego, and Netrake, now known as AudioCodes Texas.

        Israeli labor laws and regulations are applicable to our employees in Israel. These laws principally concern matters such as paid annual vacation, paid sick days, length of the workday, pay for overtime, insurance for work-related accidents, severance pay and other conditions of employment. Israeli law generally requires severance pay, which may be funded by Manager’s Insurance, described below, upon the retirement or death of an employee or termination of employment without cause (as defined under Israeli law). Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which include payments for national health insurance. The payments to the National Insurance Institute are approximately 14.8% of wages, of which the employee contributes approximately 65% and the employer contributes approximately 35%.

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

E.	SHARE OWNERSHIP

        The following table sets forth the share ownership and outstanding number of options of our directors and officers as of June 15, 2007

Name	Total Shares Beneficially Owned	Percentage of Ordinary Shares	Number of Options

Shabtai Adlersberg	5,120,302	13.4	533,718
Nachum Falek	*		*
Hanan Maoz	*		*
Eyal Frishberg	*		*
Eli Nir	*		*
Lior Aldema	*		*
Ben Rabinowitz	*		*
Yehuda Hershkovitz	*		*
Tal Dor	*		*
Gary Drutin	*		*
Moshe Tal	*		*
David E. Perez	*		*
Joseph Tenne	*		*
Dr. Eyal Kishon	*		*
Doron Nevo	*		*
Karen Sarid	*		*

*Less than one percent.

        Our officers and directors have the same voting rights as our other shareholders.

        The following table sets forth information with respect to the options to purchase our ordinary shares held by Mr. Adlersberg as of June 15, 2007. Shabtai Adlersberg

Number of Options	Grant Date	Exercise Price	Exercised	Cancelled	Vesting	Expiration Date

96,000	July 1, 1996	$0.61	(96,000)	-	4 years	July 1, 2006
96,000	July 1, 1998	$1.10	(72,000)	-	4 years	July 1, 2008
100,000	May 23, 2000	$29.16	-	(100,000)	4 years	May 23, 2007
225,000	December 19, 2001	$4.18	-	-	4 years	December 19, 2008
9,718	August 9, 2002	$2.04	-	-	2 years	August 9, 2009
275,000	September 23, 2004	$12.84	-	-	4 years	September 23, 2011

Employee Share Plans

        We have Employee Share Purchase Plans and Employee Share Option Plans for the granting of options to our employees, officers, directors and consultants. Most of these plans are pursuant to the Israeli Income Tax Ordinance, entitling the beneficiaries who are our employees to tax benefits under Israeli law. There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee for each of the beneficiaries who is granted options. Each option, and any ordinary shares acquired upon the exercise of the option, must be held by the trustee at least for a period commencing on the date of grant and ending no later than 30 months after the date of grant, in accordance with the period of time specified by Section 102 of Israel’s Income Tax Ordinance, and deposited in trust with the trustee. There are similar plans for our U.S. employees, which are designed to comply with the corresponding provisions of the Internal Revenue Code of 1986, as amended.

Employee Share Purchase Plans

        We implemented two Employee Share Purchase Plans in May 2001. One plan is for our Israeli employees and the other for all our U.S. and other non-Israeli employees. Under these Plans an aggregate of 2,000,000 of our ordinary shares were reserved for sale to our employees at a price equal to 85% of the lesser of fair market value on the first day or last day of each offering period under the Plans. As of December 31, 2006, we had issued 1,290,013 of our ordinary shares pursuant to purchases under these plans.

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

        As of December 31, 2006, options to purchase a total of 6,009,621 shares are outstanding under the 1997 and 1999 Israeli Plans and options to purchase a total of 2,006,205 shares are outstanding under the 1997 U.S. Plan. In addition, a reserve of 1,016,000 shares has been made available for grant under the 1999 Israeli Plan and a reserve of 327,000 shares has been made available for grant under the 1999 U.S. Plan. However, subject to our board deciding otherwise, each year on July 1, starting with July 1999, the number of shares that will be made available for grant under both of the 1999 Plans, will be automatically increased to that number of shares that is equal to 5% of our outstanding share capital on such a date.

        The holders of options under all of the plans are responsible for all personal tax consequences relating to the options. The exercise prices of the options are based on the fair value of the ordinary shares at the time of grant as determined by our board of directors. The current practice of our board of directors is to grant options with exercise prices that equal 100% of the closing price of our ordinary shares on the applicable date of grant.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

        To our knowledge, (A) we are not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government and (B) there are no arrangements, the operation of which may at a subsequent date result in a change in control of AudioCodes. The following table sets forth, as of December 31, 2006, the number of our ordinary shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding ordinary shares, and (ii) all of our directors and senior executive officers as a group.

Identity of Person or Group	Amount Owned	Percent of Class

Shabtai Adlersberg(1)	5,615,051	13.3%
Leon Bialik(2)	4,030,882	9.6%
Soros Fund Management LLC(3)	2,781,937	6.6%
FMR Corp.(4)	2,678,264	6.4%
Kern Capital (5)	2,300,600	5.5%
All directors and senior executive officers as a group (16 persons)(6)	6,675,768	15.9%

(1)	Includes options to purchase 496,218 shares, exercisable within sixty days of December 31, 2006.
(2)	The information is derived from a statement on Schedule 13G/A, dated February 12, 2007of Leon Bialik filed with the Securities and Exchange Commission.
(3)	The information is derived from a statement on Schedule 13G, dated March 26, 2007, of Soros Fund Management LLC, George Soros, Robert Soros and Jonathan Soros filed with the Securities and Exchange Commission. All of the shares beneficially owned are issuable upon conversion of our senior convertible notes held by Soros Fund Management. These convertible notes were acquired subsequent to December 31, 2006.
(4)	The information is derived from the joint statement on Schedule 13G/A, dated January 10, 2007, of FMR Corp., Edward C. Johnson 3d, Fidelity Management & Research Company and Fid Blue Chip Growth Fund filed with the Securities and Exchange Commission. The address of FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109. The shares beneficially owned include 534,474 shares issuable upon conversion of our senior convertible notes held by FMR.
(5)	The information is derived from a statement on Schedule 13G, dated February 14, 2007of Kern Capital Management, Robert E. Kern Jr. and David G. Kern filed with the Securities and Exchange Commission.
(6)	Includes 1,451,335 ordinary shares, which may be purchased pursuant to options exercisable within sixty days following December 31, 2006.

        Mr. Adlersberg held 13.1% of our ordinary shares as of December 31, 2006, as compared to 13.3% of our ordinary shares as of December 31, 2005 and 13.4% of our ordinary shares as of December 31, 2004.

        Mr. Bialik held 9.6% of our ordinary shares as of December 31, 2006 as compared to 9.9% of our ordinary shares as of December 31, 2005 and December 31, 2004.

        FMR Corp. held 6.4% of our ordinary shares as of December 31, 2006 (including shares issuable upon conversion of our senior convertible notes), as compared to 14.2% of our ordinary shares as of December 31, 2005 and 8.2% of our ordinary shares as of December 31, 2004.

        Kern Capital held 5.5% of our ordinary shares as of December 31, 2006 as compared to 6.9% of our ordinary shares as of December 31, 2005 and 6.7% of our ordinary shares as of December 31, 2004.

        As of June 15, 2007, there were approximately 24 holders of record of our ordinary shares in the United States, although we believe that the number of beneficial owners of the ordinary shares is significantly greater. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

        The major shareholders have the same voting rights as the other shareholders.

B.	RELATED PARTY TRANSACTIONS

        None

INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

ITEM 8.	FINANCIAL INFORMATION

        See Item 18.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

        Our ordinary shares are listed on the Nasdaq Global Market and The Tel Aviv Stock Exchange under the symbol “AUDC.”

        In accordance with Rule 4350(a)(1) of the Rules of Corporate Governance of Nasdaq, we have received an exemption from the requirement to distribute an annual report to our shareholders prior to our annual meeting of shareholders.  The basis for the exemption is that the generally accepted business practice in Israel, where we are incorporated, is not to distribute an annual report to shareholders.  We post our Annual Report on Form 20-F on our web site (www.audiocodes.com) as soon as practical following the filing of the Annual Report on Form 20-F with the Securities and Exchange Commission.

        The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by the Nasdaq Global Market (which was called Nasdaq National Market until June 30, 2006 when it changed its name to Nasdaq Global Market).

Calendar Year	Price Per Share
	High	Low

2006	$14.64	$8.77
2005	$17.00	$8.67
2004	$16.88	$8.48
2003	$11.74	$2.10
2002	$5.91	$1.61

Calendar Period		Price Per Share
		High	Low

2007
	Second quarter (through June 15, 2007)	$7.19	$5.01
	First quarter	$10.40	$6.60
2006
	Fourth quarter	$11.24	$8.77
	Third quarter	$11.33	$9.13
	Second quarter	$14.33	$10.38
	First quarter	$14.64	$11.36
2005
	Fourth quarter	$11.90	$9.62
	Third quarter	$11.20	$8.95
	Second quarter	$12.18	$8.67
	First quarter	$17.00	$10.66

Calendar Month		Price Per Share
		High	Low

2007
	May	$6.69	$5.01
	April	$7.19	$6.60
	March	$9.72	$6.60
	February	$10.40	$9.56
	January	$10.35	$9.38
2006
	December	$10.00	$9.15

        The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by The Tel Aviv Stock Exchange. Our shares commenced trading on The Tel Aviv Stock Exchange on October 21, 2001. All share prices shown in the following table are in NIS. As of December 31, 2006, the exchange rate was equal to approximately 4.225 NIS per U.S. $1.00.

Calendar Year		Price Per Share
		High	Low

2006		NIS 66.27	NIS 38.10
2005		NIS 73.80	NIS 40.20
2004		NIS 74.90	NIS 39.10
2003		NIS 53.50	NIS 10.42
2002		NIS 26.94	NIS 7.41

Calendar Period		Price Per Share
		High	Low

2007
	Second quarter (through June 15, 2007)	NIS 28.66	NIS 22.00
	First quarter	NIS 44.00	NIS 27.82
2006
	Fourth quarter	NIS 48.20	NIS 38.10
	Third quarter	NIS 45.40	NIS 41.00
	Second quarter	NIS 65.27	NIS 47.65
	First quarter	NIS 66.27	NIS 50.90
2005
	Fourth quarter	NIS 53.70	NIS 46.55
	Third quarter	NIS 50.05	NIS 41.06
	Second quarter	NIS 53.97	NIS 40.20
	First quarter	NIS 73.80	NIS 46.91

Calendar Month		Price Per Share
		High	Low

2007
	May	NIS 27.38	NIS 22.00
	April	NIS 28.66	NIS 27.13
	March	NIS 40.90	NIS 27.82
	February	NIS 43.89	NIS 40.70
	January	NIS 44.00	NIS 38.89
2006
	December	NIS 41.80	NIS 38.70

B.	PLAN OF DISTRIBUTION

        Not applicable.

C.	MARKETS

        Our ordinary shares are listed for trading on the Nasdaq Global Market under the symbol “AUDC”. Our ordinary shares are also listed for trading on The Tel-Aviv Stock Exchange under the symbol “AUDC”. In addition, we are aware of our ordinary shares being traded on the following markets: Frankfurt Stock Exchange, Berlin Stock Exchange, Munich Stock Exchange and XETRA.

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

Notice of General Meetings; Omission to Give Notice

        The provisions of the Companies Law and the related regulations override the provisions of our articles of association, and provide for notice of a meeting of shareholders to be sent to each registered shareholder at least 21 days or 35 days in advance of the meeting. Notice of a meeting of shareholders must also be published in two Israeli newspapers prior to the record date for the meeting.

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

        The duty of care generally requires an office holder to act with the level of care which a reasonable office holder in the same position would have acted under the same circumstances. This includes the duty to use reasonable means to obtain information regarding the advisability of a given action submitted for his or her approval or performed by virtue of his or her position and all other relevant information material to these actions. The duty of loyalty generally requires an office holder to act in good faith and for the good of the company. Specifically, an office holder must avoid any conflict of interest between the office holder’s position in the company and his or her other positions or personal affairs. In addition, an office holder must avoid competing against the company or exploiting any business opportunity of the company for his or her own benefit or the benefit of others. An office holder must also disclose to the company any information or documents relating to the company’s affairs that the office holder has received due to his or her position in the company. The term “office holder” includes any person who, either formally or in substance, serves as a director, general manager or chief executive officer, or who reports directly to the general manager or chief executive officer. Each person listed in the table under “Item 6. Directors, Senior Management and Employees–A. Directors and Senior Management” above is an “office holder” of AudioCodes.

        Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the board of directors and, in certain cases, the prior approval of the audit committee. Arrangements as to compensation of directors also require audit committee and shareholder approval.

        The Companies Law requires that an office holder promptly disclose any personal interest that he or she may have, and all related material information known to him or her, in connection with any existing or proposed transaction by the company. A personal interest of an office holder includes a personal interest of the office holder’s relative or a corporation in which the office holder or the office holder’s relative is a 5% or greater shareholder, director or general manager or has the right to appoint at least one director or the general manager. “Personal interest” does not apply to a personal interest stemming merely from holding shares in the company.

        The office holder must make the disclosure of his personal interest no later than the first meeting of the company’s board of directors that discusses the particular transaction. The office holder’s duty to disclose shall not apply in the event that the personal interest only results from a personal interest of the office holder’s relative in a transaction that is not an extraordinary transaction. An extraordinary transaction is a transaction not in the ordinary course of business, not on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities.

        For a transaction that is not an extraordinary transaction, under the Companies Law, once the office holder complies with the above disclosure requirement, the board of directors is authorized to approve the transaction, unless the articles of association provide otherwise. Our articles of association do not provide otherwise. Such approval must determine that the transaction is not adverse to the company’s interest. If the transaction is an extraordinary transaction, or if it concerns exculpation, indemnification or insurance of an office holder, then it also must be approved by the company’s audit committee and board of directors, and, under certain circumstances, by the shareholders of the company. An office holder who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee generally may not be present at this meeting or vote on this matter unless a majority of the board of directors or the audit committee has a personal interest in the matter. If a majority of the board of directors or the audit committee has a personal interest in the transaction, shareholder approval also would be required.

Duties of Shareholders

        Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder for the purpose of being a “controlling shareholder.” Extraordinary transactions, including a private placement, with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, generally require the approval of the audit committee, the board of directors and the shareholders. The shareholder approval must include at least one-third of the shares of non-interested shareholders voted on the matter. However, the transaction can be approved by shareholders without this one-third approval if the total shares of non-interested shareholders voted against the transaction do not represent more than one percent of the voting rights in the company.

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

Insurance, Indemnification and Exculpation of Directors and Officers; Limitations on Liability

Insurance of Office Holders

        The Companies Law permits a company, if permitted by its articles of association, to insure an office holder in respect of liabilities incurred by the office holder as a result of:

—	the breach of his or her duty of care to the company or to another person, or

—	the breach of his or her duty of loyalty to the company,

to the extent that the office holder acted in good faith and had reasonable cause to believe that the act would not prejudice the company. A company can also insure an office holder against monetary liabilities imposed on the office holder in favor of a third party as a result of an act or omission that the office holder committed in connection with his or her serving as an office holder.

        Indemnification of Office Holders

        Under the Companies Law, a company can, if permitted by its articles of association, indemnify an office holder for any of the following obligations or expenses incurred in connection with his or her acts or omissions as an office holder:

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

        A company may indemnify an office holder in respect of these liabilities either in advance of an event or following an event. If a company undertakes to indemnify an office holder in advance of an event, the indemnification, other than legal costs, must be limited to foreseeable events in light of the company’s actual activities when the company undertook such indemnification, and reasonable amounts or standards, as determined by the board of directors.

        Exculpation of Office Holders

        Under the Companies Law, a company may, if permitted by its articles of association, also exculpate an office holder in advance, in whole or in part, from liability for damages sustained by a breach of duty of care to the company.

        Furthermore, a company can, with one limited exception, exculpate an office holder in advance, in whole or in part, from liability for damages sustained by a breach of duty of care to the company.

        Limitations on Exculpation, Insurance and Indemnification

        Under the Companies Law, a company may indemnify or insure an office holder against a breach of duty of loyalty only to the extent that the office holder acted in good faith and had reasonable grounds to assume that the action would not prejudice the company. In addition, a company may not indemnify, insure or exculpate an office holder against a breach of duty of care if committed intentionally or recklessly (excluding mere negligence), or committed with the intent to derive an unlawful personal gain, or for a fine or forfeit levied against the office holder in connection with a criminal offense.

        Our articles of association allow us to insure, indemnify and exculpate office holders to the fullest extent permitted by law, provided such insurance or indemnification is approved in accordance with law. Pursuant to the Companies Law, exculpation of, procurement of insurance coverage for, and an undertaking to indemnify or indemnification of, our office holders must be approved by our audit committee and our board of directors and, if the office holder is a director, also by our shareholders.

        We have entered into agreements with each of our directors and senior officers to insure, indemnify and exculpate them against some types of claims, subject to dollar limits and other limitations. These agreements provide, subject to Israeli law, for us to indemnify each of these directors and senior officers for any of the following obligations or expenses that they may incur:

■	monetary liability imposed on the director or senior officer in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court, for an act that the director or senior officer performed by virtue of being our director or senior officer,

■	reasonable legal costs, including attorneys’ fees, expended by a director or senior officer as a result of an investigation or proceeding instituted against the director or senior officer by a competent authority, provided that such investigation or proceeding concludes without the filing of an indictment against the director or senior officer and either:

š	no financial liability was imposed on the director or senior officer in lieu of criminal proceedings, or

š	financial liability was imposed on the director or senior officer in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent, and

■	reasonable legal costs, including attorneys’ fees, expended by the director or senior officer or for which the director or senior officer is charged by a court:

š	in an action brought against the director or senior officer by us, on our behalf or on behalf of a third party,

š	in a criminal action in which the director or senior officer is found innocent, or

š	in a criminal action in which the director or senior officer is convicted but in which proof of criminal intent is not required.

        We have entered into agreements with each of our directors and senior officers to insure, indemnify and exculpate them to the full extent permitted by law against some types of claims, subject to dollar limits and other limitations. These agreements have been ratified by our audit committee, board of directors and shareholders. We have acquired directors’ and officers’ liability insurance covering our officers and directors and the officers and directors of our subsidiaries against certain claims.

C.	MATERIAL CONTRACTS

        On July 6, 2006, we completed the acquisition of Nuera, which became our wholly-owned subsidiary. Under the acquisition agreement, Nuera was acquired for a purchase price of $82.5 million in cash, subject to reduction for certain expenses, plus an earn out arrangement under which we have agreed to pay up to an additional $5 million if Nuera achieves certain revenue milestones during the first twelve months after consummation of the transaction.

        On August 14, 2006, we completed the acquisition of Netrake, which became our wholly-owned subsidiary. Under the definitive agreement, Netrake was acquired for a purchase price of $13.8 million in cash.

        In April 2007, we completed the acquisition of CTI Squared Ltd. We exercised an option to acquire the remaining shares of CTI Squared Ltd. for a purchase price of $10 million, with $5 million paid in cash at the closing and $5 million payable in cash by February 28, 2008.

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

Israeli Tax Considerations

General Corporate Tax Structure

        Israeli companies were generally subject to corporate tax at the rate of 31% of their taxable income in 2006. Pursuant to tax reform legislation that came into effect in 2005, the corporate tax rate is to undergo further staged reductions to 25% by the year 2010. In order to implement these reductions, the corporate tax rate in Israel is scheduled to decline to 29% in 2007, 27% in 2008 and 26% in 2009. However, the effective tax rate payable by a company that derives income from an approved enterprise (as discussed below) may be considerably less.

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

        Out of our retained earnings as of December 31, 2006, approximately $540,000 are tax-exempt. If we were to distribute this tax-exempt income before our complete liquidation, it would be taxed at the reduced corporate tax rate applicable to these profits (10% to 25%), and an income tax liability of up to approximately $135,000 would be incurred. Our board of directors has determined that we will not distribute any amounts of our undistributed tax exempt income as dividend. We intend to reinvest our tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to our Approved Enterprise.

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

        Future approved enterprises will be reviewed separately, and the decisions whether to approve or reject a designation as an approved enterprise will be based, among other things, on the criteria set forth in the Investment Law and related regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the company. Accordingly, there can be no assurance that any new investment programs will be approved as approved enterprises. In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of conditions stipulated in the Investment Law and related regulations and the criteria set forth in the specific certificate of approval. In the event that a company does not meet these conditions, it will be subject to corporate tax at the rate then in effect under Israeli law for such tax year. As of December 31, 2006, management believes that we meet all of the aforementioned conditions.

        On April 1, 2005, an amendment to the law came into effect (the “Amendment”) and has significantly changed the provisions of the law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Beneficiary Enterprise, such as provisions generally requiring that at least 25% of the Beneficiary Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

        In addition, the law provides that terms and benefits included in any certificate of approval granted prior to December 31, 2004 will remain subject to the provisions of the law as they were on the date of such approval. Therefore, our existing “Approved Enterprises” will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the law as amended, will subject us to taxes upon distribution or liquidation and we may be required to record a deferred tax liability with respect to such tax-exempt income.

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

Capital Gains Tax

        Israeli law generally imposes a capital gains tax on the sale of publicly traded securities. Pursuant to changes made to the Israeli Income Tax Ordinance in January 2006, capital gains on the sale of our ordinary shares will be subject to Israeli capital gains tax, generally at a rate of 20% unless the holder holds 10% or more of our voting power during the 12 months preceding the sale, in which case it will be subject to a 25% capital gains tax.

        However, as of January 1, 2003, non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, provided such gains do not derive from a permanent establishment of such shareholders in Israel. Non-Israeli residents are also exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to the exemption with respect to gains derived from the sale of shares of Israeli companies publicly traded on the TASE, if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

United States Tax Considerations

United States Federal Income Taxes

        The following summary describes the material U.S. federal income tax consequences to “U.S. Holders” (as defined below) arising from the acquisition, ownership and disposition of our ordinary shares. This summary is based on the Internal Revenue Code of 1986, as amended, or the “Code,” the final, temporary and proposed U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change (possibly with retroactive effect) or different interpretations. For purposes of this summary, a “U.S. Holder” will be deemed to refer only to any of the following holders of our ordinary shares:

—	an individual who is either a U.S. citizen or a resident of the U.S. for U.S. federal income tax purposes;

—	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the U.S. or any political subdivision thereof;

—	an estate the income of which is subject to U.S. federal income tax regardless of the source of its income; and

—	a trust, if (a) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

        This summary does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders by reason of their particular circumstances, including potential application of the U.S. federal alternative minimum tax, or any aspect of state, local or non-U.S. federal tax laws or U.S. federal tax laws other than U.S. federal income tax laws. In addition, this summary is directed only to U.S. Holders that hold our ordinary shares as “capital assets” within the meaning of Section 1221 of the Code and does not address the considerations that may be applicable to particular classes of U.S. Holders, including financial institutions, regulated investment companies, real estate investment trusts, pension funds, insurance companies, broker-dealers, tax-exempt organizations, grantor trusts, partnerships or other pass-through entities, holders whose functional currency is not the U.S. dollar, holders who have elected mark-to-market accounting, holders who acquired our ordinary shares through the exercise of options or otherwise as compensation, holders who hold our ordinary shares as part of a “straddle,” “hedge” or “conversion transaction,” holders selling our ordinary shares short, holders deemed to have sold our ordinary shares in a “constructive sale,” and holders, directly, indirectly or through attribution, of 10% or more (by vote or value) of our outstanding ordinary shares. If a partnership (including for this purpose any entity, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership that is a beneficial owner of our ordinary shares, and partners in such partnership, are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares.

        Each U.S. Holder should consult with its own tax advisor as to the particular tax consequences to it of the acquisition, ownership and disposition of our ordinary shares, including the effects of applicable tax treaties, state, local, foreign or other tax laws and possible changes in the tax laws.

Distributions With Respect to Our Ordinary Shares

        For U.S federal income tax purposes, the amount of a distribution with respect to our ordinary shares will equal the amount of cash distributed, the fair market value of any property distributed and the amount of any Israeli taxes withheld on such distribution as described below under “Israeli Tax Considerations – Tax on Dividends.” Other than distributions in liquidation or in redemption of our ordinary shares that are treated as exchanges, a distribution with respect to our ordinary shares to a U.S. Holder generally will be treated as a dividend to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution that exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis in its ordinary shares (but not below zero), and then generally as capital gain from a deemed sale or exchange of such ordinary shares. Corporate U.S. Holders generally will not be allowed a deduction under Section 243 of the Code for dividends received on our ordinary shares and thus will be subject to tax at the rate applicable to their taxable income. Currently, a noncorporate U.S. Holder’s “qualified dividend income” generally is subject to tax at a rate of 15%. For this purpose, “qualified dividend income” generally includes dividends paid by a foreign corporation if, among other things, the noncorporate U.S. Holder meets certain minimum holding period requirements and either (a) the stock of such corporation is readily tradable on an established securities market in the U.S., including the Nasdaq National Market, or (b) such corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The U.S. Secretary of the Treasury has indicated that the income tax treaty between the U.S. and Israel is satisfactory for this purpose. Dividends paid by us will not qualify for the 15% U.S. federal income tax rate, however, if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes. See the discussion below under the heading “Passive Foreign Investment Company Status.” U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of their receipt of any distributions with respect to our ordinary shares.

        A dividend paid by us in NIS will be included in the income of U.S. Holders at the U.S. dollar amount of the dividend, based on the “spot rate” of exchange in effect on the date of receipt or deemed receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. U.S. Holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that U.S. dollar value. Any gain or loss upon the subsequent conversion of the NIS into U.S. dollars or other disposition of the NIS will constitute foreign currency gain or loss taxable as ordinary income or loss and will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes.

        Dividends received with respect to our ordinary shares will constitute “portfolio income” for purposes of the limitation on the use of passive activity losses and, therefore, generally may not be offset by passive activity losses. Dividends received with respect to our ordinary shares also generally will be treated as “investment income” for purposes of the investment interest deduction limitation contained in Section 163(d) of the Code, and as foreign-source passive income for U.S. foreign tax credit purposes or, in the case of a U.S. Holder that is a financial services entity, financial services income. Subject to certain limitations, U.S. Holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability any Israeli income tax withheld from distributions with respect to our ordinary shares which constitute dividends under U.S. income tax law. A U.S. Holder that does not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld, but only if the U.S. Holder elects to do so with respect to all foreign income taxes in such year. In addition, special rules may apply to the computation of foreign tax credits relating to “qualified dividend income,” as defined above. The calculation of foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign income taxes, the availability of deductions are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. U.S. Holders are urged to consult their own tax advisors regarding the availability to them of foreign tax credits or deductions in respect of any Israeli tax withheld or paid with respect to any dividends which may be paid with respect to our ordinary shares.

Disposition of Our Ordinary Shares

        Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder’s sale, exchange or other taxable disposition of our ordinary shares generally will result in the recognition by such U.S. Holder of capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis in the ordinary shares disposed of (determined in U.S. dollars). This gain or loss will be long-term capital gain or loss if such ordinary shares have been held or are deemed to have been held for more than one year at the time of the disposition. Individual U.S. Holders currently are subject to a maximum tax rate of 15% on long-term capital gains recognized during tax years beginning on or before December 31, 2010. If the U.S. Holder’s holding period on the date of the taxable disposition is one year or less, such gain or loss will be a short-term capital gain or loss. Short-term capital gains generally are taxed at the same rates applicable to ordinary income. See “Israeli Tax Considerations – Capital Gains Tax Applicable to Resident and Non-Resident Shareholders” for a discussion of taxation by Israel of capital gains realized on sales of our ordinary shares. Any capital loss realized upon the taxable disposition of our ordinary shares generally will be deductible only against capital gains and not against ordinary income, except that noncorporate U.S. Holders generally may deduct annually from ordinary income up to $3,000 of net capital losses. In general, any capital gain or loss recognized by a U.S. Holder upon the taxable disposition of our ordinary shares will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes. However, under the tax treaty between the United States and Israel, gain derived from the taxable disposition of ordinary shares by a U.S. Holder who is a resident of the U.S. for purposes of the treaty and who sells the ordinary shares within Israel may be treated as foreign-source income for U.S. foreign tax credit purposes.

        A U.S. Holder’s tax basis in its ordinary shares generally will be the U.S. dollar purchase price paid by such U.S. Holder to acquire such ordinary shares. The U.S. dollar cost of ordinary shares purchased with foreign currency generally will be the U.S. dollar value of the purchase price on the date of purchase or, in the case of our ordinary shares that are purchased by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), on the settlement date for the purchase. Such an election by an accrual basis U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the U.S. Internal Revenue Service. The holding period of each ordinary share owned by a U.S. Holder will commence on the day following the date of the U.S. Holder’s purchase of such ordinary share and will include the day on which the ordinary share is sold by such U.S. Holder.

        In the case of a U.S. Holder who uses the cash basis method of accounting and who receives NIS in connection with a taxable disposition of our ordinary shares, the amount realized will be based on the “spot rate” of exchange on the settlement date of such taxable disposition. If such U.S. Holder subsequently converts NIS into U.S. dollars at a conversion rate other than the spot rate in effect on the settlement date, such U.S. Holder may have a foreign currency exchange gain or loss treated as ordinary income or loss for U.S. federal income tax purposes. A U.S. Holder who uses the accrual method of accounting may elect the same treatment required of cash method taxpayers with respect to a taxable disposition of ordinary shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the U.S. Internal Revenue Service. If an accrual method U.S. Holder does not elect to be treated as a cash method taxpayer (pursuant to U.S. Treasury Regulations applicable to foreign currency transactions), such U.S. Holder may be deemed to have realized an immediate foreign currency gain or loss for U.S. federal income tax purposes in the event of any difference between the U.S. dollar value of the NIS on the date of the taxable disposition and the settlement date. Any such currency gain or loss generally would be treated as U.S.-source ordinary income or loss and would be subject to tax in addition to any gain or loss recognized by such U.S. Holder on the taxable disposition of ordinary shares.

Passive Foreign Investment Company Status

        Generally, a foreign corporation is treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any tax year if, in such tax year, either (i) 75% or more of its gross income (including its pro rata share of the gross income of any company in which it is considered to own 25% or more of the shares by value) is passive in nature (the “Income Test”), or (ii) the average percentage of its assets during such tax year (including its pro rata share of the assets of any company in which it is considered to own 25% or more of the shares by value) which produce, or are held for the production of, passive income (determined by averaging the percentage of the fair market value of its total assets which are passive assets as of the end of each quarter of such year) is 50% or more (the “Asset Test”). Passive income for this purpose generally includes dividends, interest, rents, royalties and gains from securities and commodities transactions.

        There is no definitive method prescribed in the Code, U.S. Treasury Regulations or relevant administrative or judicial interpretations for determining the value of a foreign corporation’s assets for purposes of the Asset Test. While the legislative history of the U.S. Taxpayer Relief Act of 1997 (the “1997 Act”) indicates that for purposes of the Asset Test, “the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities,” it is unclear whether other valuation methods could be employed to determine the value of a publicly-traded foreign corporation’s assets for purposes of the Asset Test.

        Based on the composition of our gross income and the composition and value of our gross assets during 2004, 2005 and 2006, we do not believe that we were a PFIC during any of such tax years. It is likely, however, that under the asset valuation method described in the legislative history of the 1997 Act, we would have been classified as a PFIC in 2001, 2002 and 2003 primarily because (a) a significant portion of our assets consisted of the remaining proceeds of our two public offerings of ordinary shares in 1999, and (b) the public market valuation of our ordinary shares during such years was relatively low. There can be no assurance that we will not be deemed a PFIC in any future tax year.

        U.S. Holders are urged to consult their own tax advisors for guidance as to our status as a PFIC in any tax year. For those U.S. Holders who determine that we are a PFIC in any tax year and notify us in writing of their request for the information required in order to effectuate the QEF Election described below, we will promptly make such information available to them.

        If we are treated as a PFIC for U.S. federal income tax purposes for any year during a U.S. Holder’s holding period of our ordinary shares and the U.S. Holder does not make a QEF Election or a “mark-to-market” election (both as described below):

—	“Excess distributions” by us to a U.S. Holder would be taxed in a special way. “Excess distributions” with respect to any U.S. Holder are amounts received by such U.S. Holder with respect to our ordinary shares in any tax year that exceed 125% of the average distributions received by such U.S. Holder from us during the shorter of (i) the three previous years, or (ii) such U.S. Holder’s holding period of our ordinary shares before the then-current tax year. Excess distributions must be allocated ratably to each day that a U.S. Holder has held our ordinary shares. A U.S. Holder must include in its gross income amounts allocated to the current tax year as ordinary income for that year, pay tax on amounts allocated to each prior tax year in which we were a PFIC at the highest rate on ordinary income in effect for such prior year and pay an interest charge on the resulting tax at the rate applicable to deficiencies of U.S. federal income tax.

—	The entire amount of any gain realized by a U.S. Holder upon the sale or other disposition of our ordinary shares also would be treated as an “excess distribution” subject to tax as described above.

—	The tax basis in ordinary shares acquired from a decedent who was a U.S. Holder would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis, if lower.

        Although we generally will be treated as a PFIC as to any U.S. Holder if we are a PFIC for any year during the U.S. Holder’s holding period, if we cease to be a PFIC, the U.S. Holder may avoid the consequences of PFIC classification for subsequent years by electing to recognize gain based on the unrealized appreciation in its ordinary shares through the close of the tax year in which we cease to be a PFIC.

        A U.S. Holder who beneficially owns shares of a PFIC must file U.S. Internal Revenue Service Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with the U.S. Internal Revenue Service for each tax year in which such U.S. Holder holds shares in a PFIC. This form describes any distributions received with respect to these shares and any gain realized upon the disposition of these shares.

        For any tax year in which we are treated as a PFIC, a U.S. Holder may elect to treat its ordinary shares as an interest in a qualified electing fund (a “QEF Election”), in which case the U.S. Holder would be required to include in income currently its proportionate share of our earnings and profits in years in which we are a PFIC regardless of whether distributions of our earnings and profits are actually made to the U.S. Holder. Any gain subsequently recognized by the U.S. Holder upon the sale or other disposition of its ordinary shares, however, generally would be taxed as capital gain and the denial of the basis step-up at death described above would not apply.

        A U.S. Holder may make a QEF Election with respect to a PFIC for any tax year of the U.S. Holder. A QEF Election is effective for the tax year in which the election is made and all subsequent tax years of the U.S. Holder. Procedures exist for both retroactive elections and the filing of protective statements. A U.S. Holder making the QEF Election must make the election on or before the due date, as extended, for the filing of its U.S. federal income tax return for the first tax year to which the election will apply. A U.S. Holder must make a QEF Election by completing U.S. Internal Revenue Service Form 8621 and attaching it to its U.S. federal income tax return, and must satisfy additional filing requirements each year the election remains in effect. Upon a U.S. Holder’s request, we will provide to such U.S. Holder the information required to make a QEF Election and to make subsequent annual filings.

        As an alternative to a QEF Election, a U.S. Holder generally may elect to mark its ordinary shares to market annually, recognizing ordinary income or loss (subject to certain limitations) equal to the difference, as of the close of the tax year, between the fair market value of its ordinary shares and the adjusted tax basis of such shares. If a mark-to-market election with respect to ordinary shares is in effect on the date of a U.S. Holder’s death, the normally available step-up in tax basis to fair market value will not be available. Rather, the tax basis of the ordinary shares in the hands of a U.S. Holder who acquired them from a decedent will be the lesser of the decedent’s tax basis or the fair market value of the ordinary shares. Once made, a mark-to-market election generally continues unless revoked with the consent of the U.S. Internal Revenue Service.

        The implementation of many aspects of the Code’s PFIC rules requires the issuance of Treasury Regulations which in many instances have yet to be promulgated and which may have retroactive effect when promulgated. We cannot be sure that any of these regulations will be promulgated or, if so, what form they will take or what effect they will have on the foregoing discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders should consult their own tax advisors regarding our status as a PFIC and the eligibility, manner and advisability of making a QEF Election or a mark-to-market election if we are treated as a PFIC.

Information Reporting And Backup Withholding

        Payments in respect of our ordinary shares that are made in the U.S. or by certain U.S.-related financial intermediaries may be subject to information reporting requirements and U.S. backup withholding tax at rates equal to 28% through 2010 and 31% after 2010. The information reporting requirements will not apply, however, to payments to certain U.S. Holders, including corporations and tax-exempt organizations. In addition, the backup withholding tax will not apply to a U.S. Holder that furnishes a correct taxpayer identification number on U.S. Internal Revenue Service Form W-9 (or substitute form). The backup withholding tax is not an additional tax. Amounts withheld under the backup withholding tax rules may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding tax rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service. U.S. Holders should consult their own tax advisors regarding their qualification for an exemption from the backup withholding tax and the procedures for obtaining such an exemption, if applicable.

The foregoing discussion of certain U.S. federal income tax considerations is a general summary only and should not be considered as income tax advice or relied upon for tax planning purposes. Accordingly, each U.S. Holder should consult with its own tax adviser regarding U.S. federal, state, local and non-U.S. income and other tax consequences of the acquisition, ownership and disposition of our ordinary shares.

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

        Our exposure to market risk for changes in interest rates relates primarily to our investment in marketable securities. Our marketable securities portfolio includes U.S. government debt instruments and corporate debt instruments. The fair value of our long and short-term securities is based upon their market values as of December 31, 2006. In addition, we have contracted several structured note deals that are sensitive to changes in interest rates. Due to the nature of our investments, we do not believe that there is any material market risk exposure. Therefore, no quantitative tabular disclosures are required. However, we may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if management determines that it is necessary to offset these risks. See “Item 3. Key Information–D. Risk Factors–Risks Relating to Operations in Israel.”

        To protect against the changes in value of forecasted foreign currency cash flows resulting from salary payments, we have instituted a foreign currency cash flow hedging program. We hedge portions of our forecasted expenses denominated in foreign currencies with forward contracts.

        During 2004, we entered into forward contracts to hedge a portion of the anticipated NIS payroll payments for periods of one to six months. These forward contracts are designated as cash flows hedges, as defined by SFAS No. 133, as amended, and are all highly effective as hedges of these expenses when the salary is recorded. The effective portion of the hedged instruments is included in payroll expenses in the statement of operations. During the year ended December 31, 2004, we recognized a net income of $87,000 related to the forward contracts hedging salary payments. At December 31, 2004, we expected to reclassify $353,000 of net profit on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months.

        During the year ended December 31, 2005, we recognized a net loss of $151,000 related to the forward contracts hedging salary payments. At December 31, 2005, we expected to reclassify $84,000 of net profit on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months.

        During the year ended December 31, 2006, we recognized a net income of $1,105,000 related to the forward contracts hedging salary payments. At December 31, 2006, we expected to reclassify $122,000 of net profit on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable

ITEM 15T.	CONTROLS AND PROCEDURES

        Disclosure Controls and Procedures

        As of the end of the period covered by this report, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rule 15d-15(e) under the Exchange Act). The evaluation was performed with the participation of our key corporate senior management and under the supervision and with the participation of our chief executive officer and chief financial officer. Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and (ii) accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

        Management’s Annual Report on Internal Control Over Financial Reporting

        Our management, including our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act. Our internal control system was designed to provide reasonable assurance to our management and our board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements for external purposes in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurances with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline.

        Our management (with the participation of our chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15(c) under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of our internal control over financial reporting based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management assessed the effectiveness of our internal control over financial reporting as at December 31, 2006 and concluded that our internal control over financial reporting was effective as of December 31, 2006.

        This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this Annual Report.

        Changes in Internal Control over Financial Reporting

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

        Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has served as our independent public accountants for each of the years in the three-year period ended December 31, 2006. The following table presents the aggregate fees for professional audit services and other services rendered by Kost Forer Gabbay & Kasierer in 2005 and 2006.

	Year ended December 31, (Amounts in thousands)
	2005	2006

Audit Fees	$115	$191
Audit Related Fees	51	314
Tax Fees	65	129
All Other Fees	4	1

Total	$235	$635

        Audit Fees consist of fees billed for the annual audit of the company’s consolidated financial statements and the statutory financial statements of the company. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision of consents and the review of documents filed with the SEC.

        Audit Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the company’s financial statements and include operational effectiveness of systems. They also include fees billed for other services in connection with merger and acquisition due diligence, as well as our filing of a registration statement on Form F-3 with respect to our convertible notes.

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

        During 2006, no services provided to AudioCodes by Kost Forer Gabbay & Kasierer were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

        Reference is made to pages F-1 to F-48 hereto.

ITEM 19.	EXHIBITS

        The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit

1.1	Memorandum of Association of Registrant.*†

1.2	Articles of Association of Registrant, as amended.**

2.1	Indenture, dated November 9, 2004, between AudioCodes Ltd. and U.S. Bank National Association, as Trustee, with respect to the 2.00% Senior Convertible Notes due 2024.****

4.1	AudioCodes Ltd. 1997 Key Employee Option Plan (C).*

4.2	AudioCodes Ltd. 1997 Key Employee Option Plan, Qualified Stock Option Plan–U.S. Employees (D).*

4.3	Founder's Agreement between Shabtai Adlersberg and Leon Bialik, dated January 1, 1993.*†

4.4	License Agreement between AudioCodes Ltd. and DSP Group, Inc., dated as of May 6, 1999.*†

4.5	Lease Agreement between AudioCodes Inc. and Spieker Properties, L.P., dated January 26, 2000.**

4.6	Shareholders Agreement by and among DSP Group, Inc., Shabtai Adlersberg, Leon Bialik, Genesis Partners I, L.P., Genesis Partners I (Cayman) L.P., Polaris Fund II (Tax Exempt Investors) L.L.C., Polaris Fund II L.L.C., Polaris Fund II L.P., DS Polaris Trust Company (Foreign Residents) (1997) Ltd., DS Polaris Ltd., Dovrat, Shrem Trust Company (Foreign Funds) Ltd., Dovrat Shrem-Skies 92 Fund L.P. and Chase Equity Securities CEA, dated as of May 6, 1999.*

4.7	AudioCodes Ltd. 1997 Key Employee Option Plan (D).*

4.8	AudioCodes Ltd. 1997 Key Employee Option Plan (E).*

4.9	AudioCodes Ltd. 1999 Key Employee Option Plan (F), as amended.***

4.10	AudioCodes Ltd. 1997 Key Employee Option Plan, Qualified Stock Option Plan–U.S. Employees (E).*

Exhibit No.	Exhibit

4.11	AudioCodes Ltd. 1999 Key Employee Option Plan, Qualified Stock Option Plan--U.S. Employees (F).***

4.12	AudioCodes Ltd. 2001 Employee Stock Purchase Plan–Global Non U.S.§

4.13	AudioCodes Ltd. 2001 U.S. Employee Stock Purchase Plan.§

4.14	Lease Agreement between AudioCodes Ltd. and Nortel Networks (Marketing and Sales) Israel Ltd., effective as of December 31, 2002.**††

4.15	Sublease Agreement between AudioCodes USA, Inc. and Continental Resources, Inc., dated December 30, 2003.§§

4.16	Stock Purchase Agreement by and among AudioCodes Ltd., AudioCodes Inc., Ai-Logix, Inc. and AI Technologies N.V, dated as of May 12, 2004.§§

4.17	OEM Purchase and Sale Agreement No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of April 28, 2003 *****§§

4.18	Amendment No. 1 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of May 1, 2003 *****§§

4.19	Purchase and Sale Agreement by and among Nortel Networks, Ltd., AudioCodes Inc. and AudioCodes Ltd., dated as of April 7, 2003.§§

4.20	Purchase Agreement, dated as of November 9, 2004, between AudioCodes Ltd. and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Lehman Brothers Inc., as representatives of the initial purchasers of AudioCodes' 2.00% Senior Convertible Notes due 2024.****

4.21	Registration Rights Agreement, dated as of November 9, 2004, between AudioCodes Ltd. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Lehman Brothers Inc. and CIBC World Markets Corp.****

4.22	Amendment No. 2 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of January 1, 2005 *****§§§

4.23	Amendment No. 3 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of February 15, 2005 *****§§§

4.24	Amendment No. 5 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of January 1, 2005 *****§§§

4.25	Amendment No. 6 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of April 1, 2005.§§§

Exhibit No.	Exhibit

4.26	Lease Agreement between AudioCodes Inc. and CA-Gateway Office Limited Partnership, effective as of December, 2004.§§§

4.27	Amendment No. 4 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of April 28, 2005 ****§§§§

4.28	Agreement and Plan of Merger, dated as of May 16, 2006, among AudioCodes Ltd., AudioCodes, Inc., Green Acquisition Corp., Nuera Communications, Inc. and Robert Wadsworth, as Sellers' Representative.§§§§

4.29	Building and Tenancy Lease Agreement, dated May 11, 2007, by and between Airport City Ltd. and AudioCodes Ltd. ††

4.30	Agreement and Plan of Merger, dated as of July 6, 2006, by and among AudioCodes Ltd., AudioCodes, Inc., Violet Acquisition Corp., Netrake Corporation and Will Kohler, as Sellers' Representative.

4.31	Series E Preferred Share Purchase Agreement, dated as of November 13, 2005, by and between CTI Squared Ltd. and AudioCodes Ltd.

4.32	Amended and Restated Second Option Agreement, dated as of October 6, 2006, by and among CTI Squared Ltd., AudioCodes Ltd. and each of the other parties thereto.

4.33	Amendment No. 7 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd. and Nortel Networks Ltd., dated as of December 15, 2006.

4.34	Endorsement and Transfer of Rights Agreement, dated March 29, 2007, by and between Nortel Networks (Sales and Marketing) Ltd. Israel and AudioCodes Ltd. ††

8.1	Subsidiaries of the Registrant.

12.1	Certification of Shabtai Adlersberg, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Nachum Falek, Vice President and Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

Exhibit No.	Exhibit

14.2	Consent of Squar, Milner, Peterson, Miranda and Williamson, LLP.

*	Incorporated herein by reference to Registrant’s Registration Statement on Form F-1 (File No. 333-10352).
†	Hebrew original and English summary of Hebrew original.
††	English summary of Hebrew original.
‡	Incorporated herein by reference to Registrant’s Registration Statement on Form S-8 (File No. 333-13268).
§	Incorporated herein by reference to Registrant’s Registration Statement on Form S-8 (File No. 333-13378).
**	Incorporated herein by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2000.
***	Incorporated herein by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2002.
****	Incorporated by reference herein to Registrant’s Registration Statement on Form F-3 (File No. 333-123859).
*****	Confidential treatment has been granted for certain portions of the indicated document. The confidential portions have been omitted and filed separately with the Securities and Exchange Commission as required by Rule 24b-2 promulgated under the Securities Exchange Act of 1934.
§§	Incorporated herein by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2003.
§§§	Incorporated herein by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2004.
§§§§	Incorporated herein by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2005.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

AUDIOCODES LTD. By: /s/ NACHUM FALEK —————————————— Nachum Falek Vice President Finance and Chief Financial Officer

Date: June 27, 2007

EXHIBIT INDEX

Exhibit No.	Exhibit

4.29	Building and Tenancy Lease Agreement, dated May 11, 2007, by and between Airport City Ltd. and AudioCodes Ltd. ††

4.30	Agreement and Plan of Merger, dated as of July 6, 2006, by and among AudioCodes Ltd., AudioCodes, Inc., Violet Acquisition Corp., Netrake Corporation and Will Kohler, as Sellers' Representative.

4.31	Series E Preferred Share Purchase Agreement, dated as of November 13, 2005, by and between CTI Squared Ltd. and AudioCodes Ltd.

4.32	Amended and Restated Second Option Agreement, dated as of October 6, 2006, by and among CTI Squared Ltd., AudioCodes Ltd. and each of the other parties thereto.

4.33	Amendment No. 7 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd. and Nortel Networks Ltd., dated as of December 15, 2006.

4.34	Endorsement and Transfer of Rights Agreement, dated March 29, 2007, by and between Nortel Networks (Sales and Marketing) Ltd. Israel and AudioCodes Ltd. ††

8.1	Subsidiaries of the Registrant

12.1	Certification of Shabtai Adlersberg, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Nachum Falek, Vice President and Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of Kost Forer and Gabbay & Kasierer, a member of Ernst & Young Global.

14.2	Consent of Squar, Milner, Peterson, Miranda and Williamson, LLP.

†† English summary of Hebrew original.

SQUAR MILNER
[LETTERHEAD]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of:
Nuera Communications, Inc.

We have audited the consolidated balance sheet of Nuera Communications, Inc. as of December 31, 2006, and the related consolidated statements of operations, stockholders’ deficit and cash flows for the period July 6, 2006 through December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Au audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nuera Communications, Inc. as of December 31, 2006 and the results of its operations and its cash flows for the period July 6, 2006 through December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/ Squar, Milner, Peterson, Miranda and Williamson, LLP
SQUAR, MILNER, PETERSON, MIRANDA AND WILLIAMSON, LLP

March 7, 2007
San Diego, California

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and Shareholders of

AudioCodes LTD.

        We have audited the accompanying consolidated balance sheets of AudioCodes Ltd. (“the Company”) and its subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of a wholly-owned subsidiary, which statements reflect total assets of 2% as of December 31, 2006, and total revenues of 5% for the period from July 6, 2006 through December 31, 2006. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for this subsidiary, is based solely on the report of the other auditors.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S generally accepted accounting principles.

        As discussed in Note 2 v to the consolidated financial statement, in 2006 the company adopted Statement Financial Accounting Statements Standards Board No. 123(Revised 2004) “Share Base Payment”.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 28, 2007	A Member of Ernst & Young Global

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2005	2006

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$70,957	$25,171
Short-term bank deposits and structured notes	61,929	28,658
Short-term marketable securities and accrued interest	9,863	29,422
Trade receivables (net of allowance for doubtful accounts of $ 553 and $ 854 at December 31, 2005 and 2006,
respectively)	17,990	30,501
Other receivables and prepaid expenses	4,891	3,309
Deferred tax assets	1,249	1,282
Inventories	11,562	16,093

Total current assets	178,441	134,436

LONG-TERM ASSETS:
Long-term bank deposits and structured notes	27,781	30,435
Long-term marketable securities	49,791	19,942
Investment in companies	1,112	3,999
Deferred tax assets	1,240	2,460
Severance pay funds	5,406	7,231

Total long-term assets	85,330	64,067

PROPERTY AND EQUIPMENT, NET	6,494	7,847

INTANGIBLE ASSETS, DEFERRED CHARGES AND OTHER, NET	3,279	21,853

GOODWILL	18,679	108,853

Total assets	$292,223	$337,056

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2005	2006

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$7,774	$7,522
Deferred tax liabilities	-	1,321
Other payables and accrued expenses	18,620	28,139

Total current liabilities	26,394	36,982

LONG-TERM LIABILITIES:
Deferred tax liabilities	-	6,459
Accrued severance pay	5,887	7,915
Senior convertible notes	120,836	121,015

Total long-term liabilities	126,723	135,389

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 100,000,000 at December 31, 2005 and 2006; Issued: 44,529,943 shares at December 31, 2005 and
46,051,867 shares at December 31, 2006; Outstanding: 40,587,804 shares at December 31, 2005 and 42,109,728
shares at December 31, 2006	128	131
Additional paid-in capital	130,616	149,205
Treasury stock	(11,320)	(11,320)
Deferred stock compensation	(72)	-
Accumulated other comprehensive income	84	122
Retained earnings	19,670	26,547

Total shareholders' equity	139,106	164,685

Total liabilities and shareholders' equity	$292,223	$337,056

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2004	2005	2006

Revenues	$82,756	$115,827	$147,353
Cost of revenues	34,375	46,993	61,242

Gross profit	48,381	68,834	86,111

Operating expenses:
Research and development, net	20,009	24,415	35,416
Selling and marketing	19,891	25,944	37,664
General and administrative	4,851	6,004	8,766

Total operating expenses	44,751	56,363	81,846

Operating income	3,630	12,471	4,265
Financial income, net	2,165	2,457	3,817
Equity in losses from investments in companies, net	516	693	916

Income before taxes on income	5,279	14,235	7,166
Taxes on income	273	799	289

Net income	$5,006	$13,436	$6,877

Basic net earnings per share	$0.13	$0.33	$0.16

Diluted net earnings per share	$0.12	$0.31	$0.16

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share Capital	Additional paid-in capital	Treasury stock	Deferred stock compensation	Accumulated other comprehensive income	Retained earnings	Total comprehensive income (loss)	Total shareholders' equity

Balance as of January 1, 2004	$121	$116,518	$(11,320)	$(174)	$145	$1,228		$106,518

Issuance of shares upon exercise of options
and employee stock purchase plan	5	10,182	-	-	-	-		10,187
Amortization of deferred stock compensation	-	-	-	66	-	-		66
Comprehensive income, net:
Unrealized gain on forward contracts, net	-	-	-	-	208	-	$208	208
Net income	-	-	-	-	-	5,006	5,006	5,006

Total comprehensive income, net							$5,214

Balance as of December 31, 2004	126	126,700	(11,320)	(108)	353	6,234		121,985

Issuance of shares upon exercise of options
and employee stock purchase plan	2	3,916	-	-	-	-		3,918
Amortization of deferred stock compensation	-	-	-	36	-	-		36
Comprehensive income, net:
Unrealized loss on forward contracts, net	-	-	-	-	(269)	-	$(269)	(269)
Net income	-	-	-	-	-	13,436	13,436	13,436

Total comprehensive income, net							$13,167

Balance as of December 31, 2005	128	130,616	(11,320)	(72)	84	19,670		139,106

Issuance of shares upon exercise of options
and employee stock purchase plan	3	9,178	-	-	-			9,181
Amortization of deferred stock compensation	-	8,707	-	-	-			8,707
Excess tax benefit from net operating loss utilization	-	776	-	-	-			776
Reclassification of deferred stock compensation
due to implementation of SFAS 123R	-	(72)	-	72	-	-
Comprehensive income, net:
Unrealized gain on forward contracts, net	-	-	-	-	38	-	$38	38
Net income	-	-	-	-	-	6,877	6,877	6,877

Total comprehensive income, net							$6,915

Balance as of December 31, 2006	$131	$149,205	$(11,320)	$-	$122	$26,547		$164,685

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2004	2005	2006

Cash flows from operating activities:
Net income	$5,006	$13,436	$6,877
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,979	3,369	5,543
Amortization of marketable securities premiums and accretion of discounts, net	-	143	225
Equity in losses of affiliated companies, net	516	693	916
Stock-based compensation expenses	66	36	8,707
Amortization of senior convertible notes discount and deferred charges	28	198	199
Decrease (increase) in accrued interest on marketable securities,
bank deposits and structured notes	75	(736)	(130)
Increase in deferred tax assets, net	-	(2,033)	(1,001)
Increase in trade receivables, net	(4,907)	(3,520)	(9,751)
Decrease (increase) in other receivables and prepaid expenses	(1,248)	57	1,457
Increase in inventories	(3,712)	(1,503)	(1,954)
Increase (decrease) in trade payables	1,329	1,233	(2,671)
Increase (decrease) in other payables and accrued expenses	3,155	1,914	(2,005)
Increase in accrued severance pay, net	68	41	203
Other	98	(12)	15

Net cash provided by operating activities	3,453	13,316	6,630

Cash flows from investing activities:
Investments in affiliated companies	(512)	(1,318)	(3,453)
Short-term loan to unrelated company	-	(350)
Purchase of property and equipment	(4,257)	(2,393)	(3,067)
Proceeds from sale of property and equipment	6	96
Investment in short-term and long-term bank deposits	-	(33,969)	(20,000)
Proceeds from sale of short-term bank deposits	-	3,969	51,300
Investment in structured notes	(18,000)	(20,000)	-
Proceeds from structured notes called by the issuer	18,000	10,000	-
Investment in short-term and long-term marketable securities	-	(59,060)	-
Proceeds from marketable securities held to maturity	-	-	9,000
Proceeds from sale of held-to-maturity marketable securities	-	-	979
Payment for acquisition of Universal Audio Server ("UAS") (1)	(2,500)	-	-
Payment for acquisition of AudioCodes USA Inc. (2)	(8,684)	(10,000)	-
Payment for acquisition of Nuera Communication Inc. (3)	-	-	(82,520)
Payment for acquisition of Netrake Corporation Inc. (4)	-	-	(13,836)

Net cash used in investing activities	(15,947)	(113,025)	(61,597)

Cash flows from financing activities:
Proceeds from issuance of senior convertible notes	125,000	-	-
Issuance costs for senior convertible notes	(394)	(84)	-
Initial purchasers discount in respect of senior convertible notes	(4,365)	-	-
Proceeds from issuance of shares upon exercise of options and employee stock purchase plan	10,187	3,918	9,181

Net cash provided by financing activities	130,428	3,834	9,181

Increase (decrease) in cash and cash equivalents	117,934	(95,875)	(45,786)
Cash and cash equivalents at the beginning of the year	48,898	166,832	70,957

Cash and cash equivalents at the end of the year	$166,832	$70,957	$25,171

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2004	2005	2006

(1) Payment for acquisition of UAS
Net fair value of assets acquired of UAS at the date of acquisition:
Goodwill	$1,000	$-	$-
Paid accrued liability	1,500	-	-

	$2,500	$-	$-

(2) Payment for acquisition of AudioCodes USA Inc.
Net fair value of assets acquired and liabilities assumed of AudioCodes USA Inc. at the date of acquisition (see also Note 1b):
Working capital, net (excluding cash and cash equivalents)	$1,440	$-	$-
Property and equipment	329	-	-
Technology	3,100	-	-
Goodwill	3,815	10,000	-

	$8,684	$10,000	$-

(3) Payment for acquisition of Nuera Communication Inc.
Net fair value of assets acquired and liabilities assumed of Nuera at the date of acquisition (see also Note 1c):
Working capital, net (excluding cash and cash equivalents)	$-	$-	$(6,728)
Technology	-	-	6,020
Backlog	-	-	750
Customer relationship	-	-	8,001
Trade name	-	-	466
Deferred tax liability	-	-	(6,176)
Existing contracts	-	-	204
Deferred tax assets	-	-	1,201
Goodwill	-	-	78,782

	$-	$-	82,520

(4) Payment for acquisition of Netrake Corporation Inc.
Net fair value of assets acquired and liabilities assumed of Netrake at the date of acquisition (see also Note 1d)
Working capital, net (excluding cash and cash equivalents)	$-	$-	$(2)
Core technology	-	-	5,688
Backlog	-	-	87
Deferred tax liability	-	-	(2,310)
Goodwill	-	-	10,373

	$-	$-	$13,836

(5) Supplemental disclosure of cash flow activities:
Cash paid during the year for income taxes	$91	$760	$1,237

Cash paid during the year for interest	$-	$2,500	$2,500

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	–	GENERAL

a.	Business overview:

AudioCodes Ltd. (“the Company”) and its subsidiaries (together “the Group”) designs, develops and markets Voice over Packet (VOP) technology, voice network products, and applications to original equipment manufacturers, network equipment providers, service providers and system integrators worldwide.

The Company operates through its wholly-owned subsidiaries in the United States, United Kingdom, France, Germany, Argentina, Brazil, India, Japan and Korea.

b.	Acquisition of AudioCodes USA Inc. (Formerly known as AI-Logix Inc.)

On May 12, 2004, the Group acquired all of the outstanding common stock of AudioCodes USA Inc., a provider of advanced voice and data recording hardware integration cards for the call recording and voice or data logging industry.

The Group paid $10,000 in cash at the closing of the transaction. An additional payment of $10,000 in cash was made in March 2005 based on the achievement of revenue milestones and additional terms by the AudioCodes USA Inc. business during 2004 and 2005. This payment was recorded as part of the acquisition cost as additional goodwill in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 141 “Business Combination”.

The results of AudioCodes USA Inc. have been included in the consolidated financial statements of the Group since the acquisition date.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	–	GENERAL (Cont.)

Based upon an independent valuation of tangible and intangible assets acquired, the Group has allocated the total acquisition cost of AudioCodes USA Inc.‘s assets and liabilities, as follows:

May 12, 2004

Trade receivables	$1,846
Inventories	1,680
Prepaid expenses	180
Property and equipment	329

Total tangible assets acquired	4,035

Technology (five years useful life)	3,100
Goodwill	13,815

Total intangible assets acquired	16,915

Total tangible and intangible assets acquired	20,950

Trade payables	(1,015)
Accrued expenses	(1,045)
Other current liabilities	(206)

Total liabilities assumed	(2,266)

Net assets acquired	$18,684

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

The following unaudited pro forma information does not purport to represent what the Group’s results of operations would have been had the acquisition of AudioCodes USA Inc. been consummated on January 1, 2004, nor does it purport to represent the results of operations of the Group for any future period.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	–	GENERAL (Cont.)

Year ended December 31, 2004
Unaudited

Revenues	$88,125

Net income	$4,831

Basic net earnings per share	$0.13

Diluted net earnings per share	$0.11

c.	Acquisition of Nuera Communication Inc.:

On July 6, 2006, the Group acquired all of the outstanding common stock of Nuera Communication Inc, a leading provider of Voice over Internet Protocol (VoIP) infrastructure solutions for broadband and long distance with an extensive client base in North America as well as in Asia and Europe.

The Group paid $ 82,520 in cash at the closing of the transaction including acquisition costs in the amount of $2,376.

Nuera Communication Inc. became a wholly-owned subsidiary of AudioCodes Inc. and accordingly, its results of operations have been included in the consolidated financial statements of the Group since the acquisition date.

This acquisition was accounted for under the purchase method of accounting in accordance with SFAS No. 141.

Based upon an independent valuation of tangible and intangible assets acquired, the Group has allocated the total acquisition cost of Nuera Communication Inc.‘s assets and liabilities, as follows:

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	–	GENERAL (Cont.)

July 6, 2006

Trade receivables	$2,213
Inventories	931
Other receivables and prepaid expenses	356
Deferred tax asset	1,201
Property and equipment	673

Total tangible assets acquired	5,374

Technology (five years useful life)	6,020
Backlog (one year useful life)	750
Customer relationship (nine years useful life)	8,001
Existing contracts (three years useful life)	204
Trade name (three years useful life)	466
Goodwill	78,782

Total intangible assets acquired	94,223

Total tangible and intangible assets acquired	99,597

Trade payables	(1,292)
Deferred tax liability	(6,176)
Other current liabilities and accrued expenses	(9,609)

Total liabilities assumed	(17,077)

Net assets acquired	$82,520

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

The value assigned to tangible assets, intangible assets and liabilities has been determined as follows:

Deferred tax liabilities in the amount of $6,176 were recorded for the difference between the assigned values and the tax bases of the intangible assets acquired in the acquisition.

Current assets and liabilities are recorded at their carrying amounts. The carrying amounts of current assets and liabilities were reasonable proxies for their market value due to their short-term maturity. Property and equipment are presented at current replacement cost. The fair value of intangible assets was determined using the income approach.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	–	GENERAL (Cont.)

The following unaudited pro forma information does not purport to represent what the Group’s results of operations would have been had the acquisition of Nuera Communication Inc. been consummated on January 1, 2005, nor does it purport to represent the results of operations of the Group for any future period.

	Year ended December 31,
	2005	2006
	Unaudited	Unaudited

Revenues	$132,488	$159,390

Net income (loss)	$12,267	$(5,679)

Basic net earnings (loss) per share	$0.30	$(0.14)

Diluted net earnings (loss) per share	$0.28	$(0.14)

d.	Acquisition of Netrake Corporation Inc.:

On August 14, 2006, the Group acquired all of the outstanding common stock of Netrake Corporation Inc, a leading provider of Session Border Controller (SBC) and Security Gateway solutions. SBC’S enable connectivity, policies and security for real-time applications such as VoIP and video when traversing IP to IP networks. Security Gateways enable secure real-time session across wifi, broadband and wireless networks in Field Mobile Convergence (FMC) deployments.

The Group paid $13,836 in cash at the closing of the transaction including acquisition costs in the amount of $649.

Netrake Corporation Inc. became a wholly-owned subsidiary of AudioCodes Inc. and accordingly, its results of operations have been included in the consolidated financial statements of the Group since the acquisition date.

This acquisition was accounted for under the purchase method of accounting in accordance with SFAS No. 141.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	–	GENERAL (Cont.)

Based upon an independent valuation of tangible and intangible assets acquired, the Group has allocated the total acquisition cost of Netrake Corporation Inc.‘s assets and liabilities, as follows:

August 14, 2006

Trade receivables	$554
Inventories	1,646
Other receivables and prepaid expenses	311

Property and equipment	528

Total tangible assets acquired	3,039

Technology (five years useful life)	5,688
Backlog (one year useful life)	87
Goodwill	10,373

Total intangible assets acquired	16,148

Total tangible and intangible assets acquired	19,187

Trade payables	(1,127)
Deferred tax liability	(2,310)
Other current liabilities and accrued expenses	(1,914)

Total liabilities assumed	(5,351)

Net assets acquired	$13,836

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

The value assigned to tangible assets, intangible assets and liabilities has been determined as follows:

Deferred tax liabilities in the amount of $2,310 were recorded for the difference between the assigned values and the tax bases of the intangible assets acquired in the acquisition.

Current assets and liabilities are recorded at their carrying amounts. The carrying amounts of current assets and liabilities were reasonable proxies for their market value due to their short-term maturity. Property and equipment are presented at current replacement cost. The fair value of intangible assets was determined using the income approach.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	–	GENERAL (Cont.)

The following unaudited pro forma information does not purport to represent what the Group’s results of operations would have been had the acquisition of Netrake Corporation Inc. been consummated on January 1, 2005, nor does it purport to represent the results of operations of the Group for any future period.

	Year ended December 31,
	2005	2006
	Unaudited	Unaudited

Revenues	$121,201	$151,690

Net loss	$(1,274)	$(8,311)

Basic net loss per share	$(0.03)	$(0.20)

Diluted net loss per share	$(0.03)	$(0.20)

e.	The Group is dependent upon sole source suppliers for certain key components used in its products, including certain digital signal processing chips. Although there is a limited number of manufacturers of these particular components, management believes that other suppliers could provide similar components at comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which could adversely affect the operating results of the Group and its financial position.

f.	As to a major customer data, see Note 16b.

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

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

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The deposits are in U.S. dollars and bear interest at an average rate of 5.18%. The short-term deposits are presented at their cost. The accrued interest is included in other receivables and prepaid expenses.

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

The amortized cost of held-to-maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and interest are included in the consolidated statement of income as financial income or expenses, as appropriate. The accrued interest on short-term and long-term marketable securities is included in the balance of short-term marketable securities.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Inventories:

Inventories are stated at the lower of cost or market value. Cost is determined as follows:

Raw materials – using the “average cost” method.

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

Bank deposits with maturities of more than one year are included in long-term investments and presented at their cost including accrued interest. The deposits are in U.S. dollars and bear interest at an average rate of 5.10%. The Long-term deposits are presented at their cost. The accrued interest is included in other receivables and prepaid expenses.

i.	Structured notes:

The Group accounts for investments in structured notes in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and Emerging Issues Task Force (“EITF”) Issue No. 96-12, “Recognition of Interest Income and Balance Sheet Classification of Structure Notes”. Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held-to-maturity when the Group has the intent and ability to hold these securities to maturity and are stated at amortized cost. As of December 31, 2005 and 2006, investments in structured notes approximate their market value.

j.	Investment in companies:

The Company accounts for its investments in companies in which it has the ability to exercise significant influence over the operating and financial policies, using the equity method of accounting in accordance with the requirements of Accounting Principle Board (“APB”) No. 18, “The Equity Method of Accounting for Investments in Common Stock”. If the Company does not have the ability to exercise significant influence over operating and financial policies of these companies, the investment in these companies is stated at cost.

Investment in companies represents investments in Ordinary shares, Preferred shares and convertible loans. The Company applies EITF No. 99-10, “Percentage Used to Determine the Amount of Equity Method Losses”. Accordingly, losses of such companies are recognized based on the ownership level of the particular security held by the investor.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable, in accordance with APB No. 18. As of December 31, 2006, based on management’s most recent analyses, no impairment losses have been identified.

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

Intangible assets are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets”. Amortization is calculated by the straight-line method over the estimated useful lives of the assets as follows:

Years

Acquired technology	5-10
Customer relationship	9
Backlog	1-2
Trade name	3
Existing contracts for maintenance	3

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

The Group’s long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2006, no impairment losses have been identified.

Under SFAS No. 144, a long-lived group of assets that is to be abandoned is considered disposed of when it ceases to be used. Thus, an entity that intends to abandon a group of long-lived assets in operations should evaluate that group of assets as “held and used” and should determine whether it should revise its depreciation estimates to reflect a useful life that is shorter than initially expected and a salvage value consistent with the intention to abandon.

n.	Goodwill:

Goodwill represents an excess of costs over the fair value of the net assets of businesses acquired under SFAS No. 142.

SFAS No. 142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment at the reporting unit level by comparing the fair value of the reporting unit with its carrying value.

Fair value is determined using market capitalizations. The Company elected to perform its analysis of goodwill impairment during the fourth quarter of 2006. The test was based on the Group’s single operating segment and reporting unit structure. As of December 31, 2006, no impairment losses had been identified.

o.	Revenue recognition:

The Group generates its revenues primarily from the sale of products, through a direct sales force and sales representatives. The Group’s products are delivered to its customers, which include original equipment manufacturers, network equipment providers, systems integrators and distributors in the telecommunications and networking industries, all of whom are considered end-users.

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

The Group generally grants to its customers a right of return or the ability to exchange a specific percentage of the total price paid for products they have purchased over a period of three months for other products. The Group maintains a provision for product returns and exchanges based on its experience with historical sales returns, analysis of credit memo data and other known factors, in accordance with SFAS No. 48, “Revenue Recognition When Right of Return Exists”. The provision was deducted from revenues and amounted to $619, $545 and $636 as of December 31, 2004, 2005 and 2006, respectively.

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

Research and development costs, net of grants received, are charged to the statement of income as incurred.

r.	Income taxes:

The Group accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. This Statement prescribes the use of the asset and liability method whereby account balances of deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Concentrations of credit risk:

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

The Initial Purchasers discount is recorded as a discount to the debt and amortized according to the interest method over the term of the senior convertible notes in accordance with EITF Issue No. 00-27 “Application of Issue No. 98-5 to Certain Convertible Industries”, which is 20 years.

u.	Basic and diluted net earnings per share:

Basic net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus potential dilutive Ordinary shares considered outstanding during the year, in accordance with SFAS No. 128, “Earnings Per Share”.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Senior convertible notes and certain outstanding stock options and warrants have been excluded from the calculation of the diluted net earnings per Ordinary share since such securities are anti-dilutive for all years presented. The total weighted average number of shares related to the senior convertible notes and outstanding options and warrants that have been excluded from the calculations of diluted net earnings per share was 4,972,991, 8,598,556 and 9,924,624 for the years ended December 31, 2004, 2005 and 2006, respectively.

v.	Equity-based compensation expenses:

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”) which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS No. 123(R) supersedes APB No. 25, “Accounting for Stock Issued to Employees” , for periods beginning in fiscal year 2006. In March 2005, the Securities and Exchange Commission issued SAB No. 107 relating to SFAS No. 123(R). The Company has applied the provisions of SAB No. 107 in its adoption of SFAS No. 123(R).

SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense in the Company’s consolidated income statements over the requisite service periods.

Prior to the adoption of SFAS No. 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB No. 25 as allowed under SFAS No. 123, “Accounting for Stock-Based Compensation. The Company recognized compensation expenses, which had graded vesting, based on the accelerated attribution method over the requisite service period of each of the awards. Forfeitures were accounted for as occurred. During 2004 and 2005 the Company recorded compensation expenses in the amount of $66 and $36, respectively.

The Company adopted SFAS No. 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of the Company’s fiscal year 2006. Under that transition method, compensation cost recognized in the year ended December 31, 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company recognizes compensation expenses for the value of its awards based on the accelerated method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The effect of adopting SFAS No. 123(R) on January 1, 2006, was a decrease in the Company’s income before taxes on income and net income for the year ended December 31, 2006, of $8,707 with a corresponding decrease in the basic and diluted net earnings per share of $0.21 and $0.19 respectively.

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

The fair value for these options was estimated at the date of grant using the Black and Scholes option pricing model and amortized over the vesting period. Fair values were estimated using the following weighted-average assumptions:

	2004	2005

Dividend yield	0%	0%
Expected volatility	87%	75%
Risk-free interest	3%	4%
Expected life	4 years	4.5 years

The Black-Scholes pricing-model was used to estimate the fair value of the Employee Stock Purchase Plan (“ESPP”) compensation. Assumptions are not provided due to immateriality.

Pro forma information under SFAS No. 123 is as follows:

	Year ended December 31,
	2004	2005

Net income as reported	$5,006	$13,436
Add: stock-based compensation expenses determined under the intrinsic value based method
included in the reported net income	66	36
Deduct: stock-based compensation expenses determined under the fair value based method for
all awards	(8,509)	(8,869)

Pro forma net income (loss)	$(3,437)	$4,603

Basic net earnings per share as reported	$0.13	$0.33

Diluted net earnings per share as reported	$0.12	$0.31

Pro forma basic net earning (loss) per share	$(0.09)	$0.11

Pro forma diluted net earning (loss) per share	$(0.09)	$0.11

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2006, the total unrecognized estimated compensation cost related to non-vested stock options granted prior to that date was $12,381, which is expected to be recognized over a weighted-average period of 1.6 years. The total intrinsic value of stock options exercised during 2006 was $4,790. The Company recorded cash received from the exercise of stock options of $6,515 during the year ended December 31, 2006.

The weighted-average estimated fair value of employee stock options and Employee Stock Purchase Plan granted during the 12 months ended December 31, 2006, was $ 5.81, per share using the Black-Scholes option pricing formula with the following weighted-average assumptions (annualized percentages):

Year ended December 31, 2006

Dividend yield	0%
Expected volatility	61.9%
Risk-free interest	4.6%
Expected life	4.8 years

The Company is required to assume a dividend yield as an input in the Black-Scholes model. The dividend yield assumption is based on the Company’s historical experience and expectation of future dividend payouts and may be subject to substantial change in the future. The dividend yield used for the twelve months ended December 31, 2006 was 0%.

The computation of volatility uses historical volatility derived from the company’s exchange traded shares. As a result of the above-mentioned calculations, the weighted-average volatility used for the twelve months ended December 31, 2006 was 61.9%.

The risk-free interest rate assumption is the implied yield currently available on United States treasury zero-coupon issues with a remaining term equal to the expected life term of the Company’s options. Weighted average interest rate used for the twelve months ended December 31, 2006 was 4.6%.

The Company determined the expected life of the options according to the simplified method, average of vesting and the contractual term of the Company’s stock options. Expected life used for the twelve months ended December 31, 2006 was 4.8 years.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s aggregate compensation cost for the twelve months ended December 31, 2006 totaled $8,707 thousand. The total income tax benefit recognized in the income statement for the twelve months ended December 31, 2006 was $0, for the Company’s equity-based compensation arrangements.

The total equity-based compensation expense related to all of the Company’s equity-based awards, recognized for twelve months ended December 31, 2006, was comprised as follows:

Year ended December 31, 2006

Cost of goods sold	$620
Research and development	3,053
Selling and Marketing	3,628
General and administrative	1,406

Total equity-based compensation expense before taxes	$8,707

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

Severance pay expenses for the years ended December 31, 2004, 2005 and 2006, amounted to approximately $1,182, $1,514 and $1,766, respectively.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.	Employees benefit plan

The Company has four 401(K) defined contribution plans covering certain employees in the U.S. All eligible employees may elect to contribute up to 100%, but generally not greater than $ 15 per year ($20 including catch-up contributions for eligible participants over the age of 50), of their annual compensation to the plan through salary deferrals, subject to IRS limits. Effective from January 1, 2006 the Company matches employees contributions to the plan up to limit of 3.75% of their eligible compensation, subject to IRS limits. In 2006 the Company matched contributions in the amount of $ 271.

y.	Advertising expenses:

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2004, 2005 and 2006, amounted to $359, $371 and $402, respectively.

z.	Fair value of financial instruments:

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

The fair value of marketable securities is based on quoted prices and do not differ significantly from the carrying amount (see Note 4).

The fair value of senior convertible notes is based on quoted market values and prevailing market rates, and approximates their carrying amount.

The fair value of foreign currency contracts (used for hedging purposes) is estimated by obtaining current quotes from banks.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

aa.	Derivative instruments:

SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, requires a company to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and also on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

The Group uses derivative instruments to manage exposures to foreign currency related to salary payments denominated in New Israeli Shekel (“NIS”). The Group’s objectives for holding derivatives are to minimize risks.

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

Since the amounts of forward transactions do not exceed salary payments, those transactions are all highly effective and the results are recorded as payroll expenses at the time that the hedge against the risk of overall changes in cash flows resulting from forecasted foreign currency salary payments during the year. The Company has instituted a foreign currency cash flow hedging program. The Company hedges portions of its forecasted expenses denominated in NIS with forward and put and call options (zero – cost collar). These option contracts are designated as cash flow hedges, as defined by SFAS No. 133 and Derivative Implementation Group No. G20. Cash Flow Hedges Assessing and Measuring the Effectiveness of a Purchased option Used in a Cash Flow Hedge. (“DIG 20”) and are all effective.

At December 31, 2006, the Group expects to reclassify $122 of net gains on derivative instruments from accumulated other comprehensive income to income during the next nine months due to actual payment of variable interest associated with the floating rate debt.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ab.	Impact of recently issued accounting standards:

1.	FIN No 48

In July 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109” (“FIN No 48”). FIN No 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement.

FIN No 48 applies to all tax positions related to income taxes subject to the FASB No. 109, “Accounting for income taxes”. This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty.

FIN No 48 has expanded disclosure requirements which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period.

FIN No 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN No 48 will be reported as an adjustment to the opening balance of retained earnings.

The Company is currently evaluating the effect of the adoption of FIN 48 on its financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	SFAS No. 157

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements . This statement provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS No. 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except SFAS No. 123(R) and related interpretations. The statement does not apply to accounting standards that require or permit measurement similar to fair value but are not intended to measure fair value. This pronouncement is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS No 157.

3.	SFAS No. 159

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, although earlier adoption is permitted. The Company is currently evaluating the impact that SFAS No. 159 will have on its consolidated financial statements.

NOTE 3:	–	BANK DEPOSITS AND STRUCTURED NOTES

Bank deposits and structured notes are composed as follows:

	December 31,
	2005	2006	2005	2006
	Weighted average interest

Short-term bank deposits (in U.S. dollars)	3.42%	5.18%	$55,000	$10,700
Structured notes (1)	-	-	6,929	17,958

			61,929	28,658

Long-term bank deposits (in U.S. dollars)	-	5.10%	-	20,287
Structured notes (2)	3.0%	5.51%	27,781	10,148

			27,781	30,435

			$89,710	$59,093

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:	–	BANK DEPOSITS AND STRUCTURED NOTES (Cont.)

(1)	As of December 31, 2006, the Group has callable structured notes at par value totaling $ 18,000 for settlement during 2007 from several banks. Under the arrangements with the banks, whether or not the structured notes bear interest depends upon the rate of the three months to one year LIBOR.

For each day in which the relevant LIBOR rate is below an agreed annual fixed rate, which ranges from 2.5% to 4.5% the structured notes bear interest at the rate of 3.2% to 4.5% per annum. On all other days, the structured notes do not bear any interest. As of December 31, 2006, investments in structured notes securities approximate their market value.

(2)	As of December 31, 2006, the Group has callable structured notes at par value totaling $10,000 for settlement during 2010. Under the arrangements with the bank, whether or not the structured notes bear interest depends upon the six month LIBOR rate.

For each day in which the relevant LIBOR rate is below an agreed annual fixed rate, which ranges from 5.25% to 6% the structured notes bear interest at the rate of 5.75% per annum. On all other days, the structured notes bear interest at the rate of 2.5%. As of December 31, 2006, investments in structured notes securities approximate their market value.

NOTE 4:	–	MARKETABLE SECURITIES AND ACCRUED INTEREST

The following is a summery of held to maturity marketable securities.

	December 31,
	2005			2006
	Amortized cost	Net unrealized losses	Market Value	Amortized cost	Net unrealized losses	Market Value

Corporate debentures:
Maturing within one year	$8,040	$53	$7,987	$19,682	$84	$19,598
Maturing within one to three years	33,792	265	33,527	12,943	126	12,817

	41,832	318	41,514	32,625	210	32,415

U.S. Government and agencies debts
Maturing within one year	1,000	4	996	9,000	49	8,951
Maturing within one to three years	15,999	130	15,869	6,999	48	6,951

	16,999	134	16,865	15,999	97	15,902

Accrued interest	823	-	823	740	-	740

	$59,654	$452	$59,202	$49,364	$307	$49,057

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:	–	MARKETABLE SECURITIES AND ACCRUED INTEREST (Cont.)

The unrealized losses on the Company’s investments in all types of securities are due to interest rate increases. The contractual cash flows of these investments are either guaranteed by the U.S. government or an agency of the U.S. government or were issued by highly rated corporations. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company’s investment. Since the Company has the ability and intent to hold these investments until a recovery of fair value, which may be until maturity, the Company does not consider these investments to be other-than-temporarily impaired as of December 31, 2006.

Out of the unrecognized loss as of December 31, 2006, $174 is outstanding more than twelve months and $133 are less than twelve months.

The Company sold held-to-maturity marketable securities during the year ended December 31, 2006 in the amount of $ 979. The marketable securities were sold before their maturity, due to deterioration in their credit rating. As a result of the sale, the Company recorded an immaterial loss during the period.

NOTE 5:	–	INVENTORIES

	December 31,
	2005	2006

Raw materials	$4,598	$5,431
Finished products	6,964	10,662

	$11,562	$16,093

In the years ended December 31, 2004, 2005 and 2006, the Group increased its reserve for obsolete inventory in a total amount of $1,237 $1,168 and $981 respectively. These amounts are included in cost of revenues.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:	–	INVESTMENT IN COMPANIES

a.	In December 2000, the Company signed an agreement to invest in an unrelated privately-held company (“investee”). During 2005 and 2006, the Company granted convertible loans in the amount of $902 to the investee. The loans bear no interest and are convertible into shares. The date of conversion, the type of the shares and the number of shares granted will be determined by the board of directors of the investee. As of December 31, 2006, the Company holds 40.9% of the investee’s share capital.

	December 31,
	2005	2006

Equity, net (1)	$(232)	$(311)
Convertible loans	611	902

Total investments	$379	$591

(1) Net equity as follows:

Net equity as of purchase date	$93	$93
Unamortized goodwill	2,389	3,167
Accumulated net losses	(2,714)	(3,571)

	$(232)	$(311)

b.	In July, 2005, the Company signed a share purchase agreement with another unrelated privately-held company and certain of its shareholders to acquire 19.5% of its Ordinary shares for a total purchase price in the amount of $ 707. In November 2006, the Company granted convertible loan in the amount of $ 44. The loan bears interest at the rate of 9% per annum and is convertible into shares.

	December 31,
	2005	2006

Net equity as of purchase date	$(106)	$(106)
Unamortized goodwill	813	985
Accumulated net income (loss)	26	(33)

Total investment	$733	$846

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:	–	INVESTMENT IN COMPANIES (Cont.)

c.	In February, 2006, the Company signed a share purchase agreement with another unrelated privately-held company to acquire 10% of its Ordinary shares for a total purchase price in the amount of $1,000. The Company received in October 2006 a call option to invest an additional $10,000 for the remaining 90% of the unrelated privately-held company’s share capital. The option is valid until January 31, 2007. In November, 2006 the Company granted the unrelated privately-held company a credit line of $500 payable within 18 months. The loan bears interest at the rate of 180 day LIBOR plus 3.0% per annum. In the event that the Company consummates an equity investment in the unrelated privately-held company the principal amount of the loan would automatically be applied to pay a portion of the purchase price for the equity investment.

d.	In December 2006, the Company granted convertible loan in the amount of $ 1,000 to another unrelated privately-held company. The loan bears LIBOR+2% per annum interest and shall be due and payable in December 2007 unless converted into shares. Upon affiliated company consummating a single or series of equity financial transactions no later then the repayment date, the Company shall be entitled to convert the loan amount for the lowest price per share paid by the investors participating in the financing. In addition, the Company received warrants valid until the consummation of an exit transaction to purchase in consideration for 40% of the principle amount ($400), in consideration of $941.91 per share unless the investee consummated the financing by the repayment date, then the price would be equal to the price per share paid by the Company.

NOTE 7:	–	PROPERTY AND EQUIPMENT

	December 31,
	2005	2006

Cost:
Computers and peripheral equipment	$11,767	$14,022
Office furniture and equipment	6,333	8,079
Motor vehicles	48	48
Leasehold improvements	1,289	1,561

	19,437	23,710

Accumulated depreciation:
Computers and peripheral equipment	9,184	10,868
Office furniture and equipment	3,327	4,429
Motor vehicles	48	48
Leasehold improvements	384	518

	12,943	15,863

Depreciated cost	$6,494	$7,847

Depreciation expenses amounted to $2,352, $2,509 and $2,920 for the years ended December 31, 2004, 2005 and 2006, respectively.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:	–	INTANGIBLE ASSETS, DEFERRED CHARGES AND OTHER

		December 31,
		2005	2006

a.	Cost:
	Acquired technology	$4,273	$15,982
	Customer relationship	-	8,001
	Trade name	-	466
	Existing contracts for maintenance	-	204
	Backlog	-	837
	Deferred charges	478	478
	Other	200	200

		4,951	26,168

	Accumulated amortization:
	Acquired technology	1,647	3,322
	Customer relationship	-	445
	Trade name	-	78
	Existing contracts for maintenance	-	34
	Backlog	-	391
	Deferred charges	25	45

		1,672	4,315

	Amortized cost	$3,279	$21,853

b.	Amortization expenses amounted to $627, $860 and $2,623 for the years ended December 31, 2004, 2005 and 2006, respectively.

c.	Amortization expenses related to deferred charges amounted to $3, $22 and $20 for the years ended December 31, 2004, 2005 and 2006, respectively.

d.	Expected amortization expenses for the years ended December 31:

2007	$4,183
2008	3,605
2009	3,026
2010	2,684
2011	2,082
2012-2016	6,273

$21,853

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:	–	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2005	2006

Employees and payroll accruals	$8,088	$11,614
Technology licensing fee provision	2,901	2,067
Government authorities	738	873
Accrued expenses	6,568	10,857
Deferred revenues	300	1,753
Others	25	975

	$18,620	$28,139

NOTE 10:	–	SENIOR CONVERTIBLE NOTES

In November 2004, the Company issued an aggregate of $125,000 (including the exercise of the option as described below) of 2% Senior Convertible Notes due November 9, 2024 (“the Notes”). The Company is obligated to pay interest on the Notes semi-annually on May 9 and November 9 of each year.

The Notes are convertible, at the option of the holders at any time before the maturity date, into Ordinary shares of the Company at a conversion rate of 53.4474 Ordinary shares per $1 principal amount of Notes, representing a conversion price of approximately $18.71 per share. The Notes are subject to redemption at any time on or after November 9, 2009, in whole or in part, at the option of the Company, at a redemption price of 100% of the principal amount plus accrued and unpaid interest. The Notes are subject to repurchase, at the holders’ option, on November 9, 2009, November 9, 2014 or November 9, 2019, at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any, on such repurchase date. The Company can choose to pay the repurchase price in cash, Ordinary shares or a combination of cash and Ordinary shares. As of December 31, 2006, the Notes are presented as a long-term liability.

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

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:	–	SENIOR CONVERTIBLE NOTES (Cont.)

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

NOTE 11:	–	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Group’s facilities are rented under several lease agreements in Israel and the U.S. for periods ending in 2013.

Future minimum rental commitments under non-cancelable operating leases for the years ended December 31, are as follows:

2007	$3,686
2008	3,447
2009	3,424
2010	3,201
2011	3,011
2012 and thereafter	3,872

$20,641

Rent expenses for the years ended December 31, 2004, 2005 and 2006, were approximately $2,927, $2,938 and $3,087, respectively.

b.	Other commitments:

The Company is obligated under certain agreements with its suppliers to purchase goods and under an agreement with its manufacturing subcontractor to purchase excess inventory. Non Cancelable obligations as of December 31, 2006, were approximately as follows:

2007	$2,726
2008	1,008

$3,734

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Royalty commitment to the Office of the Chief Scientist of Israel (“OCS”):

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

As of December 31, 2006, the Company has a contingent obligation to pay royalties in the amount of approximately $ 2,728.

d.	Royalty commitments to third parties:

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

e.	Legal proceedings

1.	Prior to the acquisition of Nuera by the Group, one of Nuera’s customers had been named as a defendant in a patent infringement suit involving technology the customer purchased from Nuera. In the suit, the plaintiff alleged that the customer uses devices to offer services that infringe upon a patent the plaintiff owns. The customer has sought indemnification from Nuera pursuant to the terms of a purchase agreement between Nuera and the Company relating to the allegedly infringing technology at issue. According to the estimate of the management, Nuera has provided an allowance in respect of the above claim.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

2.	Prior to the acquisition of Nuera by the Group, eight former employees of a French subsidiary of Nuera filed a labor grievance against the subsidiary claiming they were unfairly terminated. The French subsidiary filed for bankruptcy in 2004 and, in 2005, the court appointed liquidator sought to hold Nuera liable for the obligations of its French subsidiary. In June 2006, the court ruled in favor of Nuera that it was not liable for the obligations of its French subsidiary. In March 2006, the liquidator decided to appeal the judgement. According to the estimate of the management, Nuera has provided an allowance in respect of the above claim.

NOTE 12:	–	SHAREHOLDERS’ EQUITY

a.	Treasury stock:

On January 10, 2001 and on April 28, 2002, the Company’s Board of Directors approved a share repurchase program pursuant to which the Company is authorized to purchase up to an aggregate amount of 4,000,000 of its outstanding Ordinary shares. As of December 31, 2006, the Company had purchased 3,942,139 of its outstanding Ordinary shares, at a weighted average price per share of $2.87.

b.	Warrants issued to consultants:

Between 1999 and 2001, the Company issued warrants to consultants to purchase 4,000 and 50,000 Ordinary shares of NIS 0.01 par value at an exercise price of $9.82 per share and $ 18.82 per share, respectively, expiring seven years from the date of grant. Warrants to purchase 24,000 Ordinary shares at an exercise price of $18.82 per share were exercisable immediately, and warrants to purchase 30,000 Ordinary shares are exercisable in four equal annual installments from the date of grant. During 2001, warrants to purchase 10,000 Ordinary shares at an exercise price of $18.82 were exercised.

As of December 31, 2006, 34,000 warrants are outstanding and exercisable at a weighted average exercise price of $18.82

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:	–	SHAREHOLDERS’ EQUITY (Cont.)

c.	Employee Stock Purchase Plan:

In May 2001, the Company’s Board of Directors adopted the Employee Stock Purchase Plan (“the Purchase Plan”), which provides for the issuance of a maximum of 2,000,000 Ordinary shares. As of December 31, 2006, 709,987 shares are still available for future issuance. Eligible employees can have up to 15% of their wages, up to certain maximums, used to purchase Ordinary shares. The Purchase Plan is implemented with purchases every six months occurring on January 31 and July 31 of each year. The price of the Ordinary shares purchased under the Purchase Plan is equal to 85% of the lower of the fair market value of the Ordinary shares on the commencement date of each offering period or on the semi-annual purchase date. The Purchase Plan is considered as a compensatory plan. Therefore the Company recorded compensation expense in accordance to SFAS 123R (Note 12 d.).

During the years ended December 31, 2004, 2005 and 2006, 208,952, 257,746 and 323,303 shares, respectively, were issued under the Purchase Plan for aggregate considerations of $1,332, $2,134 and $2,665, respectively.

d.	Employee Stock Option Plans:

Under the Company’s 1997 and 1999 Stock Option Plans (“the Plans”), options to purchase Ordinary shares may be granted to officers, directors, employees and consultants of the Group.

The total number of shares authorized for grant of options under the Plans is 15,945,828. As of December 31, 2006, 1,497,740 shares are still available for future option grants.

Stock options granted under the Plans are exercisable usually at the fair market value of the Ordinary shares at the date of grant and usually expire seven or ten years from the date of grant. The options generally vest over four or five years, from the date of grant. Any options, which are forfeited or cancelled before expiration, become available for future grants.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:	–	SHAREHOLDERS’ EQUITY (Cont.)

A summary of the Group’s stock option activity and related information for the years ended December 31, 2006, is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at December 31, 2005	7,890,372	$9.38
Granted	1,789,000	$10.51
Exercised	(1,198,621)	$5.44
Forfeited	(498,925)	$14.31

Outstanding at December 31,2006	7,981,826	$9.92	3.8	$22,353

Exercisable at December 31,2006	4,535,767	$9.76	2.4	$18,396

Vested and expected to vest	7,607,019	$9.92	3.8	$21,213

The weighted-average grant-date fair value of options granted during the twelve months ended December 31, 2006 was $5.81. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of fiscal 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount changes based on the fair market value of the Company’s shares. Total intrinsic value of options exercised for the twelve months ended December 31, 2006 was $4,790. As of December 31, 2006, there was $12,381 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s stock option plans. That cost is expected to be recognized over a weighted-average period of 1.6 years. Total fair value of options vested for the twelve months ended December 31, 2006 was $5,866.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:	–	SHAREHOLDERS’ EQUITY (Cont.)

The options outstanding as of December 31, 2006, have been separated into ranges of exercise prices, as follows:

Range of exercise price	Options outstanding as of December 31, 2006	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2006	Weighted average exercise price of exercisable options
(Years)

$ 0.61	101,000	1.27	$0.61	101,000	$0.61
$ 1.1	146,400	1.51	$1.10	146,400	$1.10
$ 1.73-2.51	548,693	2.81	$2.29	504,193	$2.29
$ 2.67-4	487,701	2.33	$3.13	417,567	$3.11
$ 4.1-6.04	936,004	2.58	$4.43	812,004	$4.39
$ 6.51-9.24	840,828	2.55	$7.79	716,453	$7.76
$ 9.32-14.76	4,247,700	5.35	$10.86	1,190,900	$11.14
$ 15.94-20.38	52,500	5.00	$15.94	26,250	$15.94
$ 25.5-36.53	597,000	0.30	$28.96	597,000	$28.96
$ 50.50	24,000	0.49	$50.50	24,000	$50.50

	7,981,826		$9.92	4,535,767	$9.76

The weighted average fair values of the options granted during 2004, 2005 and 2006, were $7.63, $6.27 and $5.81, respectively.

e.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to pay cash dividends in the foreseeable future. (See also Note 13a.)

NOTE 13:	–	TAXES ON INCOME

a.	Israeli taxation:

1.	Measurement of taxable income:

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

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:	–	TAXES ON INCOME (Cont.)

2.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Investment Law”):

The Company’s production facilities have been granted the status of an “Approved Enterprise” in accordance with the Investment Law under four separate investment programs. According to the provisions of such Israeli Investment Law, the Company has been granted the “Alternative Benefit Plan”, under which the main benefits are tax exemption and reduced tax rate.

Therefore, the Company’s income derived from Approved Enterprise will be entitled to a tax exemption for a period of two to four years and to an additional period of six to eight years of reduced tax rates of 10% – 25% (based on the percentage of foreign ownership). The duration of tax benefits of reduced tax rates is subject to a limitation of the earlier of 12 years from commencement of production, or 14 years from the approval date. The Company utilized tax benefits from the first program in 1998 and is eligible for benefits through 2007. Tax benefits from the remaining programs are scheduled to gradually expire through 2013.

As of December 31, 2006, retained earnings included approximately $540 in tax-exempt income earned by the Company’s “Approved Enterprise”. The Company’s Board of Directors has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s “Approved Enterprise”.

Tax-exempt income attributable to the “Approved Enterprise” cannot be distributed to shareholders without subjecting the Company to taxes except upon complete liquidation of the Company. If such retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (currently between 10% – 25%) and an income tax liability of approximately up to $ 135 would be incurred by the Company.

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the Investment Law, regulations published thereunder and the certificate of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2006, management believes that the Company is in compliance with all of the aforementioned conditions.

Income from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the regular tax rate prevailing at that time.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:	–	TAXES ON INCOME (Cont.)

On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) that has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise including a provision generally requiring that at least 25% of the Privileged Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Investment Law as they were on the date of such approval. Therefore, the Company’s existing “Approved Enterprises” will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the Investment Law has amended, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record a deferred tax liability with respect to such tax-exempt income. As of December 31, 2006 there were no taxable income attributable to the Privileged Enterprise.

3.	Net operating losses carry forward:

As of December 31, 2006, the Company has accumulated losses for tax purposes in the amount of approximately $68,000, which can be carried forward and offset most of against taxable income in the future for an indefinite period.

4.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

The Company currently qualifies as an “Industrial Company” under the above law and as such is entitled to certain tax benefits, including accelerated depreciation and the deduction of public offering expenses in three equal annual payments.

5.	Tax rates:

Under an amendment to the Israeli Income Tax Ordinance enacted on July 25, 2005, a gradual decrease in the corporate tax rate in Israel will be in effect as follows: in 2006 –31%, in 2007 – 29%, in 2008 – 27%, in 2009 – 26% and in 2010 and thereafter – 25%.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:	–	TAXES ON INCOME (Cont.)

b.	Income before taxes on income comprised as following:

	Year ended December 31,
	2004	2005	2006

Domestic	$2,303	$6,694	$5,767
Foreign	2,976	7,541	1,399

	$5,279	$14,235	$7,166

c.	Taxes on income are comprised as follows:

	Year ended December 31,
	2004	2005	2006

Current taxes	$273	$4,267	$1,290
Deferred taxes	-	(2,368)	(1,001)

	$273	$799	$289

	Year ended December 31,
	2004	2005	2006

Domestic	$-	$2,167	$846
Foreign	273	(1,368)	(557)

	$273	$799	$289

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax liabilities and assets are as follows:

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:	–	TAXES ON INCOME (Cont.)

	December 31,
	2005	2006

Deferred tax assets:
Net operating loss carry forward	$34,616	$31,909
Reserves and allowances	7,071	7,879

Deferred tax assets before valuation allowance	41,687	39,788
Valuation allowance	(39,198)	(36,046)

Deferred tax assets *)	$2,489	$3,742
Deferred tax liability, related to intangible assets	$-	$(7,780)

Deferred tax asset (liabilities), net	$2,489	$(4,038)

Foreign:
Current deferred tax assets	1,249	1,282
Current deferred tax liability	-	(1,321)
Non current deferred tax asset	1,240	2,460
Non current deferred tax liability	-	(6,459)

	$2,489	$(4,038)

*)	Including $638 of the total deferred tax assets upon utilization of pre-acquisition carry forward tax losses derived from acquisition of AudioCodes USA Inc. in accordance with SFAS No. 141.

The Company’s U.S. subsidiaries have estimated total available carry forward tax losses of approximately $ 60,000 to offset against future taxable income between 2015 and 2024. As of December 31, 2006, the Company recorded a deferred tax asset of $ 3,742 relating to the available net carry forward tax losses.

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

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of income is as follows:

	Year ended December 31,
	2004	2005	2006

Income before taxes, as reported in the consolidated statements of
income	$5,279	$14,235	$7,166

Statutory tax rate	35%	34%	31%

Theoretical tax expenses on the above amount at the Israeli statutory
tax rate	1,848	4,840	2,221
Income taxed at rate other than the Israeli statutory tax rate (1)	(4,335)	(3,543)	(4,672)
Non-deductible expenses including equity based compensation expenses	1,355	1,663	4,008
Deferred taxes on losses for which a valuation allowance was provided	1,223	(2,813)	(261)
Utilization of operation losses carry forward	-	(2,291)	(1,232)
State and Federal taxes	-	826	425
Inter-company charges	-	1,725	(299)
Other individually immaterial income tax item	182	392	99

Actual tax expense	$273	$799	$289

(1) Per share amounts (basic) of the tax benefit resulting from the
exemption	$0.11	$0.09	$0.11

Per share amounts (diluted) of the tax benefit resulting from
the exemption	$0.10	$0.08	$0.11

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:	–	BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE

	Year ended December 31,
	2004	2005	2006

Numerator:

Net income available to shareholders of Ordinary Shares	$5,006	$13,436	$6,877

Denominator:

Denominator for basic earnings per share - weighted average number
of Ordinary shares, net of treasury stock	38,613,597	40,295,591	41,716,626
Effect of dilutive securities:
Employee stock options and ESPP	3,993,000	2,790,110	1,972,767
Senior convertible notes	*) -	*) -	*) -

Denominator for diluted net earnings per share - adjusted weighted
average number of shares	42,606,597	43,085,701	43,689,393

*)	Antidilutive.

NOTE 15:	–	FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2004	2005	2006

Financial expenses:
Foreign currency transaction differences, net	$(93)	$-	$-
Interest	(381)	(3,357)	(2,961)
Amortization of marketable securities premiums and
accretion of discounts, net	-	(143)	(224)
Others	(94)	(146)	(240)

	(568)	(3,646)	(3,425)

Financial income:
Interest and others	2,733	6,103	7,242

	2,733	6,103	7,242

	$2,165	$2,457	$3,817

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:	–	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	Summary information about geographic areas:

The Group manages its business on a basis of one reportable segment (see Note 1 for a brief description of the Group’s business). The data is presented in accordance with SFAS No. 131 “Disclosure About Segments of an Enterprise and Related Information”. Revenues in the table below are attributed to geographical areas based on the location of the end customers.

The following presents total revenues for the years ended December 31, 2004, 2005 and 2006 and long-lived assets as of December 31, 2004, 2005 and 2006.

	2004		2005		2006
	Total revenues	Long- lived assets	Total revenues	Long- lived assets	Total revenues	Long- lived assets

Israel	$8,332	$7,357	$12,235	$6,248	$12,411	$11,463
Americas	51,573	13,594	66,622	22,193	83,352	108,497
Europe	10,972	5	22,434	7	32,704	6
Far East	11,879	-	14,536	4	18,886	5

	$82,756	$20,956	$115,827	$28,452	$147,353	$119,979

b.	Major customer’s data as a percentage of total revenues:

	Year ended December 31,
	2004	2005	2006

Customer A	19%	16%	15%

c.	Product lines:

Total revenues from external customers divided on the basis of the Company’s product lines are as follows:

	Year ended December 31,
	2004	2005	2006

Technology	$48,500	$62,287	$70,013
Networking	34,256	53,540	77,340

	$82,756	$115,827	$147,353