Form 20-F
period 2007-12-31
AUDIOCODES LTD
filed 2008-06-24
CIK 1086434

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20–F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________________________

For the transition period from ________________________ to ________________________

Commission file number 0-30070

AUDIOCODES LTD.

(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

ISRAEL

(Jurisdiction of incorporation or organization)

1 Hayarden Street, Airport City Lod 70151, Israel

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, nominal value NIS 0.01 per share	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

          As of December 31, 2007, the Registrant had outstanding 43,089,552 Ordinary Shares, nominal value NIS 0.01 per share.

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

     Yes  ☒    No  ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

          Large Accelerated filer ☐                    Accelerated filer ☒                    Non-accelerated filer ☐

          Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

          Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by	Other ☐
the International Accounting Standards Board ☐

          If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐          Item 18 ☐

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

A.       SELECTED FINANCIAL DATA

          We derived the consolidated statements of operations data for the years ended December 31, 2005, 2006 and 2007 and consolidated balance sheets data as of December 31, 2006 and 2007 from the audited consolidated financial statements set forth elsewhere in this Annual Report. We derived the consolidated statements of operations data for the years ended December 31, 2003 and 2004 and the consolidated balance sheets data as of December 31, 2003, 2004 and 2005 from audited consolidated financial statements that are not included in this Annual Report.

	Year Ended December 31,

	2003	2004	2005	2006(*)	2007(*)

	(In thousands, except per share data)

Statement of Operations Data:

Revenues	$44,228	$82,756	$115,827	$147,353	$158,235

Cost of revenues	20,037	34,375	46,993	61,242	69,185

Gross profit	24,191	48,381	68,834	86,111	89,050

Operating expense:

Research and development, net	15,476	20,009	24,415	35,416	40,706

Selling and marketing	14,537	19,891	25,944	37,664	42,900

General and administrative	4,066	4,851	6,004	8,766	9,637

Total operating expenses	34,079	44,751	56,363	81,846	93,243

Operating income (loss)	(9,888)	3,630	12,471	4,265	(4,193)

Financial income, net	1,883	2,165	2,457	3,817	2,670

Income (loss) before taxes on income (tax benefit)	(8,005)	5,795	14,928	8,082	(1,523)

Taxes on income, net	—	273	799	289	1,265

Equity in losses of affiliated companies	429	516	693	916	1,097

Net income (loss)	$(8,434)	$5,006	$13,436	$6,877	$(3,885)

Basic net earnings (loss) per share	$(0.22)	$0.13	$0.33	$0.16	$(0.09)

Diluted net earnings (loss) per share	$(0.22)	$0.12	$0.31	$0.16	$(0.09)

Weighted average number of ordinary shares used in computing basic net earnings (loss) per share	37,509	38,614	40,296	41,717	42,699

Weighted average number of ordinary shares used in computing diluted net earnings per share	37,509	42,607	43,086	43,689	42,699

(*)	Including stock-based compensation expenses related to options granted to employees and others as a result of the adoption of SFAS 123R as of January 1, 2006.

	December 31,

	2003	2004	2005	2006	2007

Balance Sheet Data:

Cash and cash equivalents	$48,898	$166,832	$70,957	$25,171	$75,063

Short-term bank deposits, structured notes, marketable securities and accrued interest	—	—	71,792	58,080	35,309

Working capital	46,232	171,447	152,047	97,454	124,676

Long-term bank deposits, structured notes and marketable securities	50,270	50,195	77,572	50,377	32,670

Total assets	128,530	272,145	292,223	337,056	344,487

Senior convertible notes	—	120,660	120,836	121,015	121,198

Total shareholders’ equity	106,518	121,985	139,106	164,685	174,492

Capital stock	116,639	126,826	130,744	149,336	162,103

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

Risks Related to Our Business and Industry

We reported a loss for 2007. We may experience additional losses in the future.

          After reporting net income for 2004, 2005 and 2006, we reported a net loss of $3.9 million in 2007. We may continue to report losses in 2008. Our results in 2007 were impacted by weaker than expected performance by our recent acquisitions and lower than expected sales of our boards business line. The majority of our expenses are directly and indirectly related to the number of people we employ. We may increase our expenses based on projections of revenue growth. If at any given time we do not meet our expectations for growth in revenues our expenses incurred in anticipation of projected revenues may cause us to incur a loss. We may not be able to anticipate a loss in advance and adjust our expenses accordingly. We will need to increase revenues and reduce expenses in order to return to profitability.

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

          Part of our strategy is to pursue acquisitions of, or investments in, businesses and technologies or to establish joint ventures to expand our business. For example, in April 2003, we purchased a product group from Nortel Networks and in May 2004 we purchased Ai-Logix Inc., now known as AudioCodes Inc. In 2005, we invested in two Israeli-based companies, MailVision Ltd. and CTI Squared Ltd., and continued investing in Natural Speech Communication Ltd. We have recognized losses from our equity investment in Natural Speech Communication in our results of operations in each of the past three years.

          In July 2006, we acquired Nuera Communications, Inc. (now called AudioCodes Inc.), in August 2006, we acquired Netrake Corporation (now called AudioCodes Inc.), and in April 2007, we completed our acquisition of CTI Squared Ltd.

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

          In addition, acquisitions could result in:

•	substantial cash expenditures;

•	potentially dilutive issuances of equity securities;

•	the incurrence of debt and contingent liabilities;

•	a decrease in our profit margins;

•	amortization of intangibles and potential impairment of goodwill;

•	write-offs of in-process research and development;

•	reduction of management attention to other parts of the business;

•	failure to invest in different areas or alternative investments;

•	failure to generate expected financial results or reach business goals; and

•	increased expenditures on human resources and related costs.

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

A downturn in general economic conditions could adversely affect our revenues, operating results and financial condition.

          Periods of economic slowdown or recession in the United States or other relevant regions or countries in which we market our products or the public perception that these periods of economic slowdown or recession may occur, may reduce corporate and consumer spending and decrease the demand for our products. The current weakness in the global economy, caused in part by the increase in energy prices, could reduce corporate and consumer spending. Furthermore, periods of economic slowdown or recession could adversely affect the financial stability of our subcontractors, partners, distributors and resellers. If general economic conditions fail to improve, or if they deteriorate, our revenues, operating results and financial condition could be adversely affected.

If new products we recently introduced or expect to introduce in the future fail to generate the level of demand we anticipated, we will realize a lower than expected return from our investment in research and development with respect to those products, and our results of operations may suffer.

          Our success is dependent, in part, on the willingness of our customers to transition or migrate to new products, such as our expanded offering of Mediant and IPmedia products, the session border controller products that we now offer as a result of our acquisition of Netrake, the software application products that we now offer as a result of our acquisition of CTI Squared, or expected future products. We are involved in a continuous process of evaluating changing market demands and customer requirements in order to develop and introduce new products, features and applications to meet changing demands and requirements. We need to be able to interpret market trends and the advancement of technology in order to successfully develop and introduce new products, features and applications. If potential customers defer transition or migration to new products, our return on our investment in research and development with respect to products recently introduced or expected to be introduced in the near future will be lower than we originally anticipated and our results of our operations may suffer.

Because of the rapid technological development in the communications equipment market and the intense competition we face, our products can become outmoded or obsolete in a relatively short period of time, which requires us to provide frequent updates and/or replacements to existing products. If we do not successfully manage the transition process to the next generation of our products, our operating results may be harmed.

          The communications equipment market is characterized by rapid technological innovation and intense competition. Accordingly, our success depends in part on our ability to develop next generation products in a timely and cost-effective manner. The development of new products is expensive, complex and time consuming. If we do not rapidly develop our next generation products ahead of our competitors, we may lose both existing and potential customers to our competitors. Further, if a competitor develops a new, less expensive product using a different technological approach to delivering informational services over existing networks, our products would no longer be competitive. Conversely, even if we are successful in rapidly developing new products ahead of our competitors and we do not cost-effectively manage our inventory levels of existing products when making the transition to the new products, our financial results could be negatively affected by high levels of obsolete inventory. If any of the foregoing were to occur, then our operating results would be harmed.

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

The increase in the number of IP networks may adversely affect the demand for media gateway products.

          Media gateway products are primarily intended to transcode voice from traditional telephony networks to IP networks and vise versa. Along with the growth in the number of IP networks, there has been an increase in the amount of information that is sent directly from one IP network to another IP network. This direct network communication potentially obviates the need to use a media gateway or transcoding. A reduction in the demand for media gateways may adversely affect the demand for our media gateway products and, in turn, adversely affect our results of operations.

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

          Historically, a substantial portion of our revenue has been derived from large purchases by a small number of OEMs and network equipment providers, systems integrators and distributors. For example, our top three customers accounted for approximately 24.8% of our revenues in 2005, 24.9% of our revenues in 2006 and 26.1% of our revenues in 2007. Sales to Nortel Networks, our largest customer, accounted for 17.0% of our revenues in 2007 compared to 15.2% of our revenues in 2006 and 16.3% of our revenues in 2005. We do not enter into sales agreements in which a customer is obligated to purchase a set quantity of our products. Based on our experience, we expect that our customer base may change from period to period. If we lose a large customer and fail to add new customers there could be a material adverse effect on our results of operations.

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

          Our principal competitors in the sale of signal processing chips are Texas Instruments, Broadcom, Infineon, Centillium, Surf and Mindspeed. Several large manufacturers of generic signal processors, such as Motorola, Agere Systems, which merged with LSI Corporation in April 2007, and Intel have begun, or are expected to begin, marketing competing processors. Our principal competitors in the communications board market are NMS Communications, Intel, Motorola, Cantata Technology, Aculab and PIKA Technologies, Inc.

          Our principal competitors in the area of analog media gateways (2 to 24 ports) for access and enterprise are Cisco Systems Inc., Mediatrix Telecom, Inc., Vega Stream Limited, Samsung, Innovaphone AG, Quintum Technologies, Tainet Communication System Corp., Welltech, Ascii Corp., D-Link Systems, Inc., Multitech Inc., Inomedia, OKI and LG. In addition we face competition in low, mid and high density gateways from internal development at companies such as Nortel, Alcatel-Lucent, Nokia-Siemens, Huawei, Ericsson, UTstarcom, ZTE and from Cisco Systems, Inc., Veraz Networks, Sonus Networks, General Bandwidth, Dialogic/Cantat Technologies and Commatch (Telrad).

          Our principal competitors in the media server market segment are Cantata Technology, NMS Communications, Convedia/Radisys, IP Unity Glenayre, Cognitronics and Aculab. In addition, we face competition in software-based and hardware-based media servers from internal development at companies such as Hewlett-Packard, Comverse-NetCentrex, Nortel, Alcatel - Lucent, Nokia – Siemens and Ericsson.

          With respect to session border controllers, we compete against Acme Packets, Nextone/Nexpoint, Juniper and Sonus Networks. In the security gateway market, we compete against private companies such as Reefpoint/Nexpoint and Azaire.

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

          In the future, we may also develop and introduce other products with new or additional telecommunications capabilities or services. As a result, we may compete directly with our customers with respect to sales to telephone companies and other telecommunications infrastructure providers. Additional competitors may include companies that currently provide computer software products and services, such as telephone, media, publishing and cable television. The ability of some of our competitors to bundle other enhanced services or complete solutions with VoIP products could give these competitors an advantage over us.

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

          Our customers expect us to maintain an inventory of products available for purchase off the shelf subsequent to the initial sales cycle for these products. This may require us to incur the costs of manufacturing inventory without having a purchase order for the products. The VoP industry is subject to rapid technological change and volatile customer demands, which result in a short product commercial life before a product becomes obsolete. If we are unable to sell products that are produced to hold in inventory, we may incur write offs as a result of slow moving items, technological obsolescence, excess inventories, discontinued products and products with market prices lower than cost. Write offs could adversely affect our operating results and financial condition. We wrote-off inventory in a total amount of $1.8 million in 2005, $1.9 million in 2006 and $700,000 in 2007.

The right of our customers to return products and their right to exchange products may affect our ability to recognize revenues which could adversely affect the results of our operations.

          Some of our customers expect us to permit them to return some or all of the products they purchased from us. If we contractually agree to allow a customer to return products, the customer may be entitled to a refund for the returned products or to receive a credit for the purchase of replacement products. If we agree to this type of contractual obligations, it could affect our ability to recognize revenues. In addition, we may not be able to resell any products that are returned. This could adversely affect our results of operations.

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

          In addition, claims alleging that the development, use, or sale of our products infringes third parties’ intellectual property rights may be directed either at us or at our direct or indirect customers. We may be required to indemnify such customers against claims made against them. We may be required to indemnify them even if we believe that the claim of infringement is without merit.

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

          VoIP and other services are not currently subject to all of the same regulations that apply to traditional telephony. Nevertheless, it is possible that foreign or U.S. federal or state legislatures may seek to impose increased fees and administrative burdens on VoIP, data, and video providers. The FCC has already required VoIP service providers to meet various emergency service requirements relating to delivery of 911 calls, known as E911, and to accommodate law enforcement interception or wiretapping requirements, such as the Communications Assistance for Law Enforcement Act, or CALEA. In addition, the FCC may seek to impose other traditional telephony requirements such as disability access requirements, consumer protection requirements, number assignment and portability requirements, and other obligations, including additional obligations regarding E911 and CALEA.

          The cost of complying with FCC regulations could increase the cost of providing Internet phone service which could result in slower growth and decreased profitability for this industry, which would adversely affect our business.

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

We are subject to regulations that will require us to use components based on environmentally friendly materials, and we may be subject to various regulations relating to management and disposal of waste with respect to electronic equipment. Compliance with these regulations may increase our costs and adversely affect our results of operations.

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

          Some of our operations use substances regulated under various federal, state, local and international laws governing the environment, including laws governing the management and disposal of waste with respect to electronic equipment. We could incur substantial costs, including fines and civil or criminal sanctions, if we were to violate or become liable under environmental laws or if our products become non-compliant with environmental laws. We also face increasing complexity in our product design and procurement operations as we adjust to new and future requirements relating to the materials that compose our products. The EU has enacted the Waste Electrical and Electronic Equipment Directive, which makes producers of electrical goods financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. Producers participating in the market became financially responsible for implementing their responsibilities under the WEEE Legislation beginning in August 2005. Implementation in certain EU member states was delayed. Similar legislation has been or may be enacted in other jurisdictions, including the United States, Canada, Mexico, China and Japan.

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

          We generated 32% of our revenues in 2005, 35% of our revenues in 2006 and 37% of our revenues in 2007, outside of the United States and Israel. Part of our strategy is to expand our penetration in existing foreign markets and to enter new foreign markets. Our ability to penetrate some international markets may be limited due to different technical standards, protocols or product requirements in different markets. Expansion of our international business will require significant management attention and financial resources. Our international sales and operations are subject to numerous risks inherent in international business activities, including:

•	economic and political instability in foreign countries;

•	compliance with foreign laws and regulations;

•	different technical standards or product requirements;

•	staffing and managing foreign operations;

•	foreign currency fluctuations;

•	export control issues;

•	governmental controls;

•	import or currency control restrictions;

•	local taxation;

•	increased risk of collection; and

•	burdens that may be imposed by tariffs and other trade barriers.

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

Our gross profit percentage could be negatively impacted by amortization expenses in connection with acquisitions, increased manufacturing costs and other factors. This could adversely affect our results of operations.

          Our gross profit percentage increased in 2005, but decreased in 2006 and 2007. The decrease in our gross profit percentage in 2006 and 2007 was primarily attributable to amortization expenses related to the acquisitions of Nuera and Netrake beginning in the third quarter of 2006 and CTI Squared beginning in the second quarter of 2007, as well as expenses related to equity-based compensation resulting from the adoption of SFAS 123(R) beginning in 2006. Our gross profit percentage could also be negatively affected by an increase in manufacturing costs, a shift in our sales mix towards our less profitable products, increased customer demand for longer product warranties and increased cost pressures as a result of increased competition. Acquisitions of new businesses could also negatively affect our gross profit percentage, which could cause an adverse effect on our results of operations.

The growth in our product portfolio means that we have to service and support more products. This may result in an increase in our expenses and an adverse effect on our results of operations.

          The size of our product portfolio has increased and continues to increase. As a result, we are required to provide to our customers sales support. Customers have requested that we provide a contractual commitment to support a product for a specified period of time. This period of time may exceed the working life of the product or extend past the period of time that we may intend to manufacture or support a product. We are dependent on our suppliers for the components (hardware and software) needed to provide support and may be unable to secure the components necessary to satisfy our service commitments. We do not have long term contracts with our suppliers, and they may not be obligated to provide us with products or services for any specified period of time. We may need to purchase an inventory of replacement components and parts in advance in order to try to provide for their availability when needed. This could result in increased risk of write offs with respect to our replacement component inventory to the extent that we cannot accurately predict our future requirements under our customer service contracts. If any of our component suppliers cease production, cease operations or refuse or fail to make timely delivery of orders, we may not be able to meet our contractual commitments for product support. We may be required to supply enhanced components or parts as substitutes if the original versions are no longer available. Product support may be costly and any extra service revenues may not cover the hardware and software costs associated with providing long-term support.

We are subject to ongoing costs and risks associated with complying with extensive corporate governance and disclosure requirements.

          As a foreign private issuer subject to U.S. federal securities laws, we spend a significant amount of management time and resources to comply with laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, SEC regulations and Nasdaq rules. Section 404 of the Sarbanes-Oxley Act requires management’s annual review and evaluation of our internal control over financial reporting and attestations of the effectiveness of these controls by our management and by our independent registered public accounting firm. There is no guarantee that these efforts will result in management assurance or an attestation by our independent registered public accounting firm that our internal control over financial reporting is adequate in future periods. In connection with our compliance with Section 404 and the other applicable provisions of the Sarbanes-Oxley Act, our management and other personnel devote a substantial amount of time, and may need to hire additional accounting and financial staff, to assure that we comply with these requirements. The additional management attention and costs relating to compliance with the Sarbanes-Oxley Act could materially and adversely affect our growth and financial results.

Terrorist attacks, or the threat of such attacks, may negatively impact the global economy which may materially adversely affect our business, financial condition and results of operation and may cause our share price to decline.

          The financial, political, economic and other uncertainties following terrorist attacks throughout the world have led to a worsening of the global economy. As a result, many of our customers and potential customers have become much more cautious in setting their capital expenditure budgets, thereby restricting their telecommunications procurement. Uncertainties related to the threat of terrorism have had a negative effect on global economy, causing businesses to continue slowing spending on telecommunications products and services and further lengthen already long sales cycles. Any escalation of these threats or similar future events may disrupt our operations or those of our customers, distributors and suppliers, which could adversely affect our business, financial condition and results of operations.

A continuing decline in interest rates and worsening of the credit crisis affecting capital markets could reduce our interest-income, decrease the value of financial assets held by us and adversely affect our profitability.

          Our investment portfolio consists of held-to-maturity marketable securities. Our investments are exposed to market risk due to fluctuation in interest rates, which may affect our interest income.

          Additionally, the performance of the capital markets affects the values of funds that are held in marketable securities. These assets are subject to market fluctuations and the credit worthiness of the institutions issuing the securities. This could result in uncertain returns for these securities, which may fall below our projected return rates and could affect the fair market value of our investment portfolio. Due to recent credit crises and other market developments, including a series of rating agency downgrades, the fair value of these marketable securities may decline which may adversely affect our profitability.

Risks Relating to Operations in Israel

Conditions in Israel affect our operations and may limit our ability to produce and sell our products.

          We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through the current period of time. This has led to ongoing hostilities between Israel, the Palestinian Authority and other groups in the West Bank and Gaza Strip. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. Recently, there has been an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups. There also was extensive hostilities along Israel’s northern border with Lebanon in the summer of 2006, which involved rocket attacks on populated areas in the northern parts of Israel. Since June 2007, when Hamas effectively took control of the Gaza Strip, there have been extensive hostilities along Israel’s border with the Gaza Strip, which have intensified since February 2008. Ongoing violence between Israel and the Palestinians, as well as tension between Israel and the neighboring Syria and Lebanon, may have a material adverse effect on our business, financial conditions and results of operations.

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

We are adversely affected by the devaluation of the dollar against the New Israeli Shekel and could be adversely affected by the rate of inflation in Israel.

          Substantially all of our revenues are generated in U.S. dollars and, in 2007, 33% of our expenses, primarily salaries, related personnel expenses and the leases of our buildings in Israel, were incurred in New Israeli Shekels (NIS). We anticipate that a significant portion of our expenses will continue to be denominated in. NIS.

          Our NIS related costs, as expressed in US dollars, are influenced by the exchange rate between the dollar and the NIS. During 2006 and 2007, the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our operations in Israel. If this continues, we could continue to experience an increase in the cost of our operations, which are based in dollars in our financial statements, which could adversely affect our results of operations. In addition, in periods in which the U.S. dollar appreciates against the NIS, we bear the risk that the rate of inflation in Israel will exceed the rate of such devaluation of the NIS in relation to the dollar or that the timing of such devaluations were to lag considerably behind inflation, which will increase our costs as expressed in dollars.

          As a result, the devaluation of the U.S. dollar in relation to the NIS has and may continue to have the effect of increasing the cost in dollars of these expenses. As a result, our dollar-measured results of operations are and may continue to be adversely affected. In order to manage the risks imposed by foreign currency exchange rate fluctuations, from time to time, we enter into currency forward contracts and put and call options to hedge some of our foreign currency exposure. We can provide no assurance that our hedging arrangements will be effective. In addition, if we wish to maintain the dollar-denominated value of our products in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar may cause our customers to cancel or decrease orders or default on payment.

          Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations have an impact on our profitability and period-to-period comparisons of our results of operations. In 2007, the value of the dollar decreased in relation to the NIS by 9.0%, and the inflation rate in Israel was 3.4% and, as a result, adversely affected our results of operations in 2007. If this trend continues, it will continue to adversely affect our result of operations.

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

          In April 2005, an amendment to the law came into effect (the “Amendment”) which significantly changed the provisions of the law. The Amendment limited the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise’s income be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

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

          In 2007, we recognized a grant of $791,000 from the Government of Israel, through the Office of the Chief Scientist, or the OCS, for the financing of a portion of our research and development expenditures in Israel. The OCS budget has been subject to reductions, which may affect the availability of funds for these prospective grants and other grants in the future. As a result, we cannot be certain that we will continue to receive grants at the same rate, or at all. In addition, the terms of any future OCS grants may be less favorable than our past grant.

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

          The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Between January 1, 2006 and June 10, 2008, our share price has fluctuated from a low of $2.50 to a high of $14.64. The following factors may cause significant fluctuations in the market price of our ordinary shares:

•	fluctuations in our quarterly revenues and earnings or those of our competitors;

•	shortfalls in our operating results compared to levels forecast by securities analysts;

•	announcements concerning us, our competitors or telephone companies;

•	announcements of technological innovations;

•	the introduction of new products;

•	changes in product price policies involving us or our competitors;

•	market conditions in the industry;

•	integration of acquired businesses, technologies or joint ventures with our products and operations;

•	the conditions of the securities markets, particularly in the technology and Israeli sectors; and

•	political, economic and other developments in the State of Israel and worldwide.

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

          The following factors have affected our quarterly results of operations in the past and are likely to affect our quarterly results of operations in the future:

•	size, timing and pricing of orders, including order deferrals and delayed shipments;

•	launching of new product generations;

•	length of approval processes or market testing;

•	technological changes in the telecommunications industry;

•	competitive pricing pressures;

•	the timing and approval of government research and development grants;

•	accuracy of telecommunication company, distributor and original equipment manufacturer forecasts of their customers’ demands;

•	changes in our operating expenses;

•	disruption in our sources of supply; and

•	general economic conditions.

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

We announced last year that we will not be providing quarterly forecasts of the results of our operations. This change could affect the willingness of analysts to provide research with respect to our ordinary shares which could affect the trading market for our ordinary shares.

          We announced last year that we will not be providing quarterly forecasts of the results of our operations. This could result in the reduction of research analysts who cover our ordinary shares. Any reduction in research coverage could affect the willingness of investors, particularly institutional investors, to invest in our shares which could affect the trading market for our ordinary shares and the price at which our ordinary shares are traded.

Our ordinary shares are listed for trading in more than one market and this may result in price variations.

          Our ordinary shares are listed for trading on the Nasdaq Global Select Market, or Nasdaq, and on The Tel-Aviv Stock Exchange, or TASE. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on Nasdaq and New Israeli Shekels on TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Actual trading volume on the TASE is generally lower than trading volume on Nasdaq, and as such could be subject to higher volatility. The trading prices of our ordinary shares on these two markets often differ resulting from the factors described above, as well as differences in exchange rates. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

We do not anticipate declaring any cash dividends on our ordinary shares.

          We have never declared or paid cash dividends on our ordinary shares and do not plan to pay any cash dividends in the near future. Our current policy is to retain all funds and earnings for use in the operation and expansion of our business.

U.S. shareholders face certain income tax risks in connection with their acquisition, ownership and disposition of our ordinary shares. In any tax year, we could be deemed a passive foreign investment company, which could result in adverse U.S. federal income tax consequences for U.S. shareholders.

          Based on the composition of our gross income and the composition and value of our gross assets during 2004, 2005, 2006 and 2007, we do not believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes during any of such tax years. It is likely, however, that we would be deemed to have been a PFIC in 2001, 2002 and 2003. In addition, there can be no assurance that we will not be deemed a PFIC for any future tax year in which, for example, the value of our assets, as measured by the public market valuation of our ordinary shares, declines in relation to the value of our passive assets (generally, cash, cash equivalents and marketable securities). If we are a PFIC for any tax year, U.S. shareholders who own our ordinary shares during such year may be subject to increased U.S. federal income tax liabilities and reporting requirements for such year and succeeding years, even if we are no longer a PFIC in such succeeding years.

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

          We believe that the trading price of our notes could be significantly affected by the market price of our ordinary shares, which may be affected by a variety of factors as set forth in these risk factors. This relationship may result in greater volatility in the trading prices of our notes than would be expected for non-convertible debt securities.

Our notes are effectively subordinated to our existing and future secured indebtedness and structurally subordinated to existing and future indebtedness and other liabilities of our subsidiaries.

          Our notes are general, unsecured obligations and are effectively subordinated to any existing and future secured indebtedness we may have. In addition, our notes are not guaranteed by our subsidiaries or any future subsidiaries and, accordingly, our notes are effectively subordinated to the existing and future indebtedness and other liabilities of our subsidiaries. These liabilities may include indebtedness, trade payables, guarantees, lease obligations and letter of credit obligations. Therefore, our rights and the rights of our creditors, including the holders of the notes, to participate in the assets of any subsidiary upon that subsidiary’s liquidation or reorganization will be subject to the prior claims of the subsidiary’s creditors, except to the extent that we may ourselves be a creditor with recognized claims against the subsidiary. However, even if we are a creditor of one of our subsidiaries, our claims would still be effectively subordinated to any security interests in, or mortgages or other liens on, the assets of that subsidiary and would be subordinate to any indebtedness of the subsidiary senior to that held by us. As of May 31, 2008, our existing subsidiaries had no outstanding indebtedness (excluding intercompany debt and other liabilities).

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

•

requiring the dedication of a portion of our expected cash flow to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including funding our research and development programs and other capital expenditures;

•	increasing our vulnerability to general adverse economic conditions;

•	limiting our ability to obtain additional financing; and

•	placing us at a possible competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources.

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

          If we are unable to generate sufficient cash flow to meet our debt services obligations or to repay the principal of our notes, we will have to pursue one or more alternatives, such as:

•	reducing our operating expenses;

•	reducing or delaying capital expenditures;

•	selling assets; or

•	raising additional debt or equity capital.

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

Major Developments since January 1, 2007

          In January 2008, we merged most of our US subsidiaries into AudioCodes Inc. We did this to simplify operational and financial procedures and to save costs. As a result, most of our activities in the United States are conducted through AudioCodes Inc.

Acquisition of CTI Squared Ltd.

          In April 2007, we acquired the remaining outstanding common stock of CTI Squared Ltd. Prior to this acquisition, we had an investment in CTI Squared in the amount of $1.6 million. In consideration for the acquisition, we paid $4.9 million in cash at the closing of the transaction in April 2007 and committed to pay an additional $5.0 million by April 2008. In February 2008, we paid the additional amount of $5.0 million. CTI Squared is a provider of enhanced messaging and communications platforms to service providers and enterprises. CTI Squared Ltd.’s platforms integrate data and voice messaging services over internet, intranet, PSTN, cellular, cable and enterprise networks.

Other Recent Developments

Acquisition of Nuera Communications, Inc.

          In July, 2006, we purchased Nuera Communications, Inc. for $82.5 million in cash, subject to reduction for certain expenses. Nuera designs, manufactures and sells packet voice getaways to communication service providers worldwide. These products can be transmitted over cable, wireless, copper and fiber networks. Nuera’s Open Reliable Communications Architecture, product portfolio of VoIP gateways, softswitches and management systems provide telephony solutions for cable and DSL networks, international long distance networks and enterprise networks.

Acquisition of Netrake Corporation

          In August, 2006, we purchased Netrake Corporation for $13.8 million in cash. Netrake is a provider of session border controllers and security gateways to fixed and mobile service providers for real-time delivery of voice and multimedia solutions across IP networks. Utilizing Netrake’s session border controllers and security gateways, service providers can leverage market leading security capabilities, reliability, scalability, and feature richness to interconnect and secure networks and users.

Investment in Other Companies

          Through December 31, 2007, we had invested an aggregate of $4.6 million in Natural Speech Communication Ltd., a privately-held company engaged in speech recognition, which is in a development stage, in order for the company to achieve substantive technological milestone. As of December 31, 2007, we owned 45.2% of the outstanding share capital of this company and 41.5% of the share capital of this company on a fully diluted basis.

          In July, 2005, we invested $707,000 in MailVision Ltd., a privately-held company engaged in developing and marketing enhanced services platforms for wireless service providers. During 2006 and 2007, we made convertible loans in the aggregate amount of $272,000 to MailVision. The loans bear interest at the rate of 9% per annum and may be converted into shares of MailVision. As of December 31, 2007, we owned 19.5% of the outstanding share capital of this company and 17.4% of the share capital of this company on a diluted basis without taking into account shares that may be issued upon conversion of the loans. In February 2008, we invested an additional $185,000 in shares of this company, of which $106,000 was by converting a portion of the principal amount of the loans we had previously made to this company. This investment increased our ownership to approximately 20.1% of the share capital of this company on a diluted basis without taking into account the additional shares that may be issued upon conversion of the remaining principal balance of these loans.

          In December 2006, we made a convertible loan in the amount of $1,000,000 to Kayote Networks Inc., a privately-held company engaged in VoIP interconnectivity and interoperability services. This loan bears interest at the rate of LIBOR+2% per annum and was due and payable in December 2007. In addition, the Company received warrants to purchase shares at an exercise price of $941.91 per share in exchange for up to $400,000 of the principal amount of the convertible loan. In December, 2007 we requested repayment of the loan. We received payment for $320,000 of the principal amount of the loan and expect to receive the remaining balance of the loan during 2008.

          BUSINESS OVERVIEW

Introduction

          We design, develop and sell products for voice, data and video over IP networks. In broad terms, VoIP networks consist of software switches, Internet protocol, or IP, phones and media gateways. Our network and technology products primarily provide the media gateway element in the network. Media gateways connect legacy and IP networks. They essentially receive one type of code and convert it to an IP code and vice versa. This is called trans-coding. Typically media gateways utilize compression algorithms to compress the amount of information and reduce the amount of packets required to convey the information (for example, a voice communication).

          Gateway equipment for Internet protocol-based packet networks has continued to experience significant development and growth. Gateway equipment can generally be divided into two key categories: open telecommunications architecture systems, built around industry standard platforms (e.g., personal computers, compact personal computer interface, or PCI, advanced telecommunications computing architecture, or ATCA, and IBM BladeCenter) and workstation platforms for which components are available from a number of suppliers, and proprietary architecture-based gateways which are built around a custom design of a telecommunications equipment manufacturer. Voice over IP gateway equipment can be generally segmented into three classes: carrier class gateways for use in central office facilities; enterprise gateways for use by corporations and in small offices; and residential gateways for use in homes.

          The need to re-route voice and fax traffic from the traditional circuit-switched networks onto the new packet networks has led to the development of interface equipment between the two networks, generally referred to as media gateways or access equipment, depending on the type of network. The processing of voice and fax signals in gateway and access equipment is done according to industry-wide standards. These standards are needed to ensure that all traditional telephony traffic is seamlessly switched and routed over the packet network and vice versa.

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

          Packet networks offer a number of advantages over circuit-switched networks. Rather than requiring a dedicated circuit for each individual call, packet networks commingle packets of voice, fax and data from several communications sources on a single physical link. This provides superior utilization of network resources, especially in dealing with information sources with bursts of information followed by periods of silence. This superior utilization means that more traffic can be carried over the same amount of network resources.

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

          We typically categorize our products into two main business lines: Network Business Line and Technology Business Line. In 2007, sales of Network products accounted for approximately 65% of our revenues and sales of Technolgy products accounted for approximately 35% of our revenues. In 2007, sales of our Network products increased by 31.6% and sales of Technology products decreased by 19.4%.

          Network products consist of customer premises equipment (CPE) media gateways for the enterprise and service provider (or carrier) markets and of carrier grade oriented mid and high density media gateways for service providers. Complementing our media gateways as Network products are our media server, session border controller, security gateway and value added application products.

          Technology products are enabling in nature and consist of our chips and boards business products. These are sold primarily to original equipment manufactures, or OEMs, and system integrators through distribution channels. Our chips and boards serve as building blocks that our customers incorporate in their products. In contrast, our networking products are used by our customers as part of a broader technological solution and are a box level product that interacts directly with other third party products.

Our Products

          Our products consist of:

•

Networking products include media servers, security gateways, session border controllers and media gateways. Media gateways are deployed in access networks, trunking applications in carrier networks, and enterprise networks. Additional emerging applications or segments where we believe our media gateways could be used are unified communication and fixed mobile convergence, or FMC. Our media gateway products include low density analog media gateways and low, mid and high density digital media gateways. We are part of Microsoft solution for unified messaging and unified communications.

•

Our Media Gateways enable voice, video, data and fax to be transmitted over Internet and other protocols, and interface with third party equipment to facilitate enhanced voice and data services. Media servers enable conferencing, multi-language announcement functionality, and other applications for voice over packet networks.

•

Session border controllers enable connectivity, policies and security for real-time sessions such as VoIP and video when traversing IP to IP networks. In addition, security gateways enable secure real-time sessions across WIFI, broadband and wireless networks in fixed mobile convergence deployments.

•	Unified communication applications offering solutions that enable the integration of voice, data, fax and messaging.

•	Our signal processor chips process and compresses voice, data and fax and enable connectivity between traditional telephone networks and packet networks.

•

Our communications boards and modules for communication system products are deployed on both access networks and enterprise networks. The carrier network applications for these boards and modules include media gateways, which terminate calls from the public switched telephone network (PSTN), packetize and compress the call and then switch the call to the packet network, and vice-versa. The enterprise applications for these products include computer telephony integration, or CTI, deployments for contact centers, providing call logging and recording utilizing either industry standard or proprietary protocols.

Industry Background

Market Trends

          The networking and telecommunications industries have experienced rapid change over the last few years. The primary factors driving this change include the following:

•

New technologies. The introduction of broadband access technologies alongside related technologies, such as new voice compression algorithms, quality of service mechanisms and security and encryption algorithms and protocols, have enabled delivery of voice over packet to residential and enterprise customers with more reliability, higher quality and greater security. Examples of these broadband access technologies include: third generation cellular, WiMax, WiFi, data over cable, digital subscriber line technologies and fiber networks (FTTx). Packet technologies enable delivery of real time and non-real time services by different service providers that do not necessarily own the access network or the part of the network through which the subscriber accesses the network.. This allows for the growth of alternative or virtual service providers that do not own an access network.

•

Competition by alternative service providers with incumbent and traditional service providers is causing incumbents to deploy advanced broadband access technologies and increase their competitiveness by offering bundled services to their subscribers, such as voice, video and data, and online gaming. In addition, the emergence of wide band vocoders that use a higher sampling rate than used in legacy time domain multiplexing, or TDM, networks allows service providers to offer higher quality voice and music over their newly established IP network.

•

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

•

Increasing need for peering between VoIP networks. Service providers and enterprises are increasingly building out VoIP networks. As a result, there is an increasing need to connect between two VoIP networks. In order to interconnect between two VoIP networks, service providers and enterprises need session border controllers to provide connectivity and security.

•

According to Infonetics 2007 worldwide service provider Market Share information, AudioCodes is ranked first for mid-density media gateway port shipments, with 20% market share, and third for low-density media gateway port shipments, with 17% market share. According to Synergy First Quarter 2008 Service Provider VoIP Forecast, the service provider Wireline VoIP Media Gateway market has grown from $565 million in 2004, to $953 million in 2005, $1,277 million in 2006 and $1,389 million in 2007, and is expected to grow at cumulative average growth rage of 25.5% to $3,442 million in 2011, presenting a significant opportunity for VoIP Media Gateway vendors.

The Challenges

          Despite the inherent advantages and the economic attractiveness of packet voice networking, the transmission of packet voice and fax poses a variety of technological challenges. These challenges relate to quality of service, reliability of equipment, functionality and features, and ability to provide a good return on investment.

•

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

•

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

•

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

•

Functionality. In order to effectively replace legacy circuit-switching equipment, packet network equipment must be able to deliver equivalent and improved functionality and features for the service providers and network users.

•

Return on Investment. With the reduction in profitability of service providers there is an even greater need for them to achieve better returns on investment from capital expenditures on new equipment. Given the evolving nature of packet technologies and capabilities, there is greater pressure to provide cost effective technological solutions.

•

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

          Utilizing our investment in developing standards-based VoIP protocol support for our products, customers can integrate our media gateways with a large number of industry leading IP-PBXs and carrier soft switches. Our interoperability teams test our products against a variety of other products for interoperability, focusing on the leading standard VoIP protocols: SIP (Session Initiation Protocol) and MEGACO/H.248.

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

•

Media gateway protocols design expertise. Our extensive experience in developing media gateway standard protocols, keeping ourselves up to date with new request for comments, or RFCs, and adjusting our features according to customers requirements and interoperability testing allows us to provide our customers with a single gateway that can interface with most of the leading solution providers in the VoIP market.

We believe that our products possess the following advantages:

•

Voice over Packet signal processors. Our multi-channel signal processors enable our customers and us to create products that meet the reliability, capacity, size, power consumption and cost requirements needed for building high capacity gateways.

•

Multiple and comprehensive product lines. We address both the standards-based open telecommunications architecture market and the proprietary system market. We can do this because we enable our customers to offer multiple applications and address different market segments. For example, our voice over IP communications boards target the open telecommunications architecture market, while our signal processors, modules and voice packetization software target the proprietary system market. Our analog and digital media gateways target access, trunking and enterprise applications and our digital media gateways target wireless, wire line, cable and fixed-mobile convergence networks. Our session border controllers target access and peering networks.

•

Extensive feature set. Our products incorporate an extensive set of signal processing functions and features (such as coders, fax processing and echo cancellation), functionalities (such as H.323, media gateway control protocol, or MGCP, trunking gateway control protocol, or TGCP, media gateway control, or Megaco, and session initiated protocol, or SIP) and implement a complete system. We offer the ability to manage multiple channels of communications working independently of each other, with each channel capable of performing all of the functions required for voice compression, fax and modem transmission, telephone signaling processing and other functions. These functions include voice, fax or data detection, echo cancellation, telephone tone signal detection, generation and other telephony signaling processing. Our Gateway products, media server and session border controller also offer wireless/mobile features to enable fixed mobile convergence.

•	Cost effective solutions. We are able to address different market segments and applications with the same hardware platforms thus providing our customers with efficient and cost effective solutions.

•

Open architecture. Our voice over packet communications boards target the open architecture gateway market segment, which enables our customers to use hardware and software products widely available for standards-based open telecommunications platforms. We believe that this provides our customers with an improved time to market and the benefits of scalability, upgradeability and enhanced functionality without the need to completely redesign their systems for evolving applications. Our networking products utilize industry standard control protocols that enable them to interoperate with other vendors and easily integrate into enterprise IP telephony systems as well as carrier IMS (IP Multimedia Subsystem) networks.

•

Various entry level products. Our wide product range (chips to media gateways, session border controllers and media servers) provides our customers with a range of entry level products. We believe that these building blocks enable our customers to significantly shorten their time to market by adding their value added solution.

•

VoIPerfectTM architecture. Our VoIPerfect architecture serves as the underlying technology platform common to all of our products since 1998. VoIPerfectTM is regularly updated and upgraded with features and functionalities required to comply with evolving standards and protocols. VoIPerfectTM architecture comprises VoP digital signal processing, or DSP, software and media streaming embedded software, integrated public telephone switched network, or PTSN, signaling protocols and VoIP standard control protocols, provisioning and management engines. Additional features enable carrier-grade quality and high availability. VoIPerfectTM architecture components are available in AudioCodes’ products at various levels of integration, from the chip level, through peripheral component interconnect mezzanine card, or PMC, modules and PCI/compact PCI (cPCI) blades, to high-availability and non-high-availability analog and digital media gateway platforms.

Business Strategy

          Our goal is to be the leading provider of products and enabling technologies for the transmission of voice, video, data and fax over packet networks. The following are key elements of our strategy:

•

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

•

Strengthen and expand strategic relationships with key customers. Our strategy has been to sell our products to leading enterprise channels, regional system integrators, global equipment manufacturers and value-added resellers, or VARs, in the telecommunications and networking industries and to establish and maintain long-term working relationships with them. We work closely with our customers to engineer products and subsystems that meet each customer’s particular needs. The long development cycles usually required to build equipment incorporating our products frequently results in close working relationships with our customers. By focusing on leading equipment manufacturers with large volume potential, we believe that we reach a substantial segment of our potential customer base while minimizing the cost and complexity of our marketing efforts.

•

Expand and enhance the development of highly-integrated products. We plan to continue designing, developing and introducing new product lines and product features that address the increasingly sophisticated needs of our customers. We believe that our knowledge of core technologies and system design expertise enable us to offer better solutions that are more complete and contain more features than competitive alternatives. We believe that the best opportunities for our growth and profitability will come from offering a broad range of highly-integrated network product lines and product features, such as our continuously updated analog and digital media gateways and products from our recently acquired companies, including session boarder controllers, security gateways, messaging platforms and cable telephony gateways.

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

•

Acquire complementary businesses and technologies. We expect to pursue the acquisition of complementary businesses and technologies or the establishment of joint ventures to broaden our product offerings, enhance the features and functionality of our systems, increase our penetration in targeted markets and expand our marketing and distribution capabilities. As part of this strategy, we acquired the UAS business from Nortel in April 2003 and Ai-Logix (now part of AudioCodes Inc.), in May 2004. We also acquired Nuera (now part of AudioCodes Inc.) in July 2006, Netrake (now part of AudioCodes Inc.) in August 2006 and CTI Squared in April 2007.

Products

          Our products facilitate the transmission of voice, video, data and fax over packet networks. To date, we have incorporated our algorithms, technologies and systems design expertise in product lines, which can be divided into two main product lines:

Networking products

          This line of products includes products that are network level products. Our networking products include:

•	analog media gateways for toll bypass access and enterprise applications;

•	digital media gateways (MediantTM) with various capacities for wireless, wireline), cable, fixed mobile convergence, and unified communications;

•	media servers for enhanced voice and video services and functionalities such as conferencing, video sharing and messaging (IPmedia™ Media Servers);

•

session border controllers, or SBCs (nCite), that enable connectivity, contain protocol and connectivity policies, and provide security for real-time sessions such as VoIP and video when traversing from a public to a private network. In addition, security gateways enable secure real-time sessions across wifi, broadband and wireless networks in fixed mobile convergence deployments;

•	element management system, or EMS; and

•	Value Added Applications for Unified Communications.

•	In addition, we continue to offer customers our professional services, which usually involve customization and development projects for customers.

•

Our products are designed to build on our core technology and competence extending them both vertically (chips inserted into boards, boards inserted into digital media gateways) and horizontally into different applications for different market segments, such as enterprise, call centers, wireline, cable and wireless.

Technology products

This line of products serves as a building block for network level products. Our technology products include:

•	voice over packet processors;

•	VoIP communication boards (TrunkPack®);

•	media processing boards for enhanced services and functionalities, such as conferencing and messaging (IPmediaTM);

•	voice and data logging hardware integration board products.

Our Product Families

          Analog Media Gateways for Toll Bypass Access and Enterprise Applications

          MediaPackTM, our analog and basic rate interface, or BRI, media gateways for toll bypass access and enterprise applications, are designed to empower the next-generation network by providing cost-effective, cutting-edge technology solutions that deliver voice and fax services to the corporate market, small businesses and home offices. Our analog media gateways for access and enterprise applications provide media streaming functionality while being either controlled by a centralized call agent or use on box VoIP control protocols (H.323, MGCP and SIP). Convergence of data, voice and fax is achieved by a combination of the media gateway with any IP access technology, eliminating the cost of multiple access circuits. This product family utilizes our experience and digital signal processing, or DSP, technology for echo cancellation, voice compression, silence suppression and comfort noise generation.

          The MediaPackTM family represents a feature rich product for streaming voice quality with a powerful analog interface supporting all major control protocols such as H323, SIP, MGCP and is also capable of supporting some unified communication and FMC applications.

Digital Media Gateways and Various Capacities for Wireless, Wireline and Cable (Mediant™)

          MediantTM is our family of converged media gateways for wireline, cable, wireless (GSM and CDMA), fixed-mobile-convergence and enterprise networks. The MediantTM product family offers scalability and functionality, providing a full suite of standards compliant control protocols and public switched telephone network, or PSTN, signaling interfaces for a variety of enterprise, wireline, cable and wireless media gateway applications in most softswitch controlled environments. This product family is compatible with popular wireline, cable and wireless voice coders and protocols including code-division multiple access (CDMA), global system for mobile communications (GSM), CDMA2000 and universal mobile telecommunications service (UMTS) It builds on our TrunkPack® architecture, which is installed in millions of lines worldwide. The MediantTM family provides carriers with a comprehensive line of different sized gateways. Small or medium-sized gateways enable cost-effective solutions for enterprise or small points of presence, as well as entry into fast growing new and emerging markets. The large gateway scales to central office capacities and is designed to meet carriers’ operational requirements. The Mediant family of media gateways is capable of supporting some of the unified communication and fixed mobile convergence applications which may be of increased interest to enterprises and service providers. The Mediant™ gateway family shares our same VoIP perfect architecture, designed to provide mature, field-proven solutions.

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

Session Border Controllers and Security Gateways

          We provide the nCite session border controller, or SBC, and security gateway products that help service providers and network equipment providers enable connectivity between different VoIP networks and provide security to deployments of fixed mobile convergence, or FMC networks, for integrating wireline and wireless networks.

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

CTI2 Value Added Services Applications (InTouch)

          The InTouch platform is an enhanced value added services (VAS) platform for service providers, such as cable, class 5, class 4, fixed-line, mobile, multiservice virtual network operator, or MVNO, and operators. InTouch provides a suite of next generation VAS. InTouch is an IP-based, email-centric and telco-grade platform conforming to ultimate service providers’ requirements for high-availability, reliability, scalability, and security. InTouch is designed to smoothly scale from a very small system to a system with millions of subscribers based on the same software and architecture, while enabling a rich suite of applications at all sizes. InTouch’s open architecture is based on industry-standard protocols, facilitating interoperability and integration with best of breed, third-party applications. InTouch acts as a mediator between InTouch services and a large selection of clients and devices enabling service providers to offer attractive packages.

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

IPmediaTM Boards and Servers for Enhanced Services and Functionalities such as Conferencing, Video Sharing and Messaging (IPmediaTM Platforms)

          The IPmediaTM product family is designed to allow OEMs and application partners to provide sophisticated content and services that create revenue streams and customer loyalty through the ability to provide additional services. The IPmediaTM platform provides voice, video and fax processing capabilities to enable, together with our partners, an architecture for development and deployment of enhanced services.

          IPmediaTM platforms are designed to answer the growing market demand for enhanced voice and video services over packet networks, particularly network-based applications like unified communications, call recording, conferencing and video sharing by carriers and application service providers. IPmediaTM enables our customers to develop and market applications such as: unified communications, interactive voice response, call-centers, conferencing and voice-activated personal assistants. IPmediaTM products are currently offered on our PCI and cCPI boards and on the 2000, 3000, 5000 and 8000 series (IPmediaTM 2000, IPmediaTM 3000, IPmediaTM 5000 and IPmediaTM 8000).

Voice and Data Logging Hardware Integration Board Products

          The SmartWORKSTM family of products is our voice and data logging hardware integration board product line. SmartWORKSTM boards for the call recording and voice voice/data logging industry are compatible with a multitude of private branch exchange, or PBX, telephone system integrations.

Core Technologies

          We believe that one of our key competitive advantages is our broad base of core technologies ranging from advanced voice compression algorithms to complex architecture system design. We have developed and continue to build on a number of key technology areas. We have named our cross platform core technology VoIPerfect™. It essentially allows us to leverage the same feature set and interoperability with other products across our product lines.

Low Bit Rate Voice Compression Algorithms

          Voice compression techniques are essential for the transmission of voice over limited bandwidth packet networks. Voice compression exploits redundancies within a voice signal to reduce the bit rate required to digitally represent the voice signal, from 64 kilobits per second, or kbps, down to low bit rates ranging from 5.3 kbps to 8 kbps, while still maintaining acceptable voice quality. A bit is a unit of data. Different voice compression algorithms, or coders, make certain tradeoffs between voice quality, bit rate, delay and complexity to satisfy various network requirements. Use of voice activity detection techniques and silence removal techniques further reduce the transmission rate by detecting the silence periods embedded in the voice flow and discarding the information packets which do not contribute to voice intelligibility.

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

Voice Communications Software

          To transmit the compressed voice and fax over packet networks, voice packetization processes are required to construct and deconstruct each packet of data for transmission. The processing involves breaking up information into packets and adding address and control fields information according to the specifications of the appropriate packet network protocol. In addition, the software provides the interface with the signal processors and addresses packet delay and packet loss issues.

Media Processing

          Our media processing products provide the enabling technology and platforms for developing enhanced voice and video service applications for legacy and next generation networks. We have developed media processing technologies such as message recording/playback, announcements, voice and video coding and mixing and call progress tone detection that enable our customers to develop and offer advanced revenue generating services such as conferencing, network announcements, voice and video mail, video share and interactive voice response.

Digital Cellular Communications Technology

          Convergence of wireline and wireless networks is becoming a key driver for deployment of voice over packet networks, enabling operators to use common equipment for both networks, thus lowering capital expenditures and operating expenses, while offering enriched services.

          Our voice over packet products provide a cost effective solution for these convergence needs, complying with 2G and 3G cellular standards, for GSM/UMTS, UMA, Femtocell and CDMA/CDMA2000 networks. These include support for cellular vocoders (concurrently with wireline vocoders), interfaces and protocols. These interfaces and protocols are being defined by special standardization groups (e.g., 3GPP and 3GPP2) and include capabilities such as mediation (mobile to mobile calls with no transcoding), support for handoff and lawful intercept and various other cellular-specific capabilities.

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

Hardware Architectures for Dense Multi-Trunk Voice over Packet Systems

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

Customers

          Our customers consist of Service Providers and channels (such as distributors), OEMs, network equipment providers and systems integrators. Historically, we have derived the majority of our revenues from sales to a small number of customers. The identities of our principal customers have changed and we expect that they will continue to change, from year to year. We expect that a small number of customers will continue to account for a large percentage of our sales. Sales to Nortel Networks accounted for 16.3% of our revenues in 2005, 15.2% of our revenues in 2006, and 17.0% of our revenues in 2007. No other customer accounted for more than 10.0% of our revenues in 2005, 2006 or 2007.

Sales and Marketing

          Our sales and marketing strategy is to secure the leading channels and system integrators in each region, partner wth leading application companies and achieve design wins with network equipment providers in our targeted markets. Prospective customers and channels generally must make a significant commitment of resources to test and evaluate our products and to integrate them into larger systems, networks, and applications. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new communications equipment. For these reasons, the sales cycles of our products to new customers are often lengthy, averaging approximately six to twelve months after achieving a design win. This time may be further extended because of internal testing, field trials and requests for the addition or customization of features.

          We also provide our customers with reference platform designs, which enable them to achieve easier and faster transitions from the initial prototype designs we use in the test trials through final production releases. We believe this significantly enhances our customers’ confidence that our products will meet their market requirements and product introduction schedules.

          We market our products in the United States, Europe, Asia, Latin America and Israel primarily through a direct sales force. We have invested significant resources in setting up local sales forces giving us a presence in relevant markets. We have given particular emphasis to emerging markets such as Latin America and Eastern Europe in addition to continuing to sell our products in developed countries.

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

          We have not entered into any long-term supply agreements. However, we have worked for years in several countries with established global manufacturing leaders such as Flextronics and have a good experience with their level of commitment and ability to deliver. To date, we have been able to obtain sufficient amounts of these components to meet our needs and do not foresee any supply difficulty in obtaining timely delivery of any parts or components. However, an interruption in supply from any of these sources, especially with regard to signal processors from Texas Instruments Incorporated, or an unexpected termination of the manufacture of certain electronic components, could disrupt production, thereby adversely affecting our results. We generally maintain an inventory of critical components used in the manufacture and assembly of our products although our inventory of signal processor chips would likely not be sufficient in the event that we had to engage an alternate supplier for these components.

          We utilize contract manufacturing for substantially all of our manufacturing processes. Most of our manufacturing is carried out by third-party subcontractors in Israel and China. We have extended our manufacturing capabilities through third party subcontractors in the United States and Mexico. Our internal manufacturing activities consist primarily of the production of prototypes, test engineering, materials purchasing and inspection, final product configuration and quality control and assurance.

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

          Our principal competitors in the area of analog media gateways (2 to 24 ports) for access and enterprise are Cisco Systems Inc., Mediatrix Telecom, Inc., Vega Stream Limited, Samsung, Innovaphone AG, Quintum Technologies, Tainet Communication System Corp., Welltech, Ascii Corp., D-Link Systems, Inc., Multitech Inc., Inomedia, OKI and LG. In addition we face competition in low, mid and high density gateways from internal development at companies such as Nortel, Alcatel-Lucent, Nokia-Siemens, Huawei, Ericsson, UTstarcom, ZTE and from Cisco Systems, Veraz Networks, Sonus Networks, General Bandwidth, Dialogic/Cantata Technologies and Commatch (Telrad).

          Our principal competitors in the media server market segment are Cantata Technology, NMS Communications, Convedia/Radisys, IP Unity/Glenayre, Cognitronics and Aculab. In addition, we face competition in software-based and hardware-based media servers from internal development at companies such as Hewlett-Packard, Comverse-NetCentrex, Nortel, Alcatel - Lucent, Nokia-Siemens and Ericsson.

          With respect to session border controllers, we compete against Acme Packets, Nextpoint, Covergence and Sonus. In the security gateway market, we compete against private companies such as Reefpoint and Azaire.

          Our principal competitors in the sale of signal processing chips are Texas Instruments, Broadcom, Infineon, Centillium, Surf and Mindspeed. Several large manufacturers of generic signal processors, such as Motorola, Agere Systems, which merged with LSI Corporation in April 2007, and Intel have begun, or are expected to begin marketing competing processors. Our principal competitors in the communications board market are NMS Communications, Intel, Motorola, Cantata Technology, Acculab and PIKA Technologies, Inc.

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

          In the future, we may also develop and introduce other products with new or additional telecommunications capabilities or services. As a result, we may compete directly with telephone companies and other telecommunications infrastructure providers. Additional competitors may include companies that currently provide computer software products and services, such as telephone, media, publishing and cable television. The ability of some of our competitors to bundle other enhanced services or complete solutions with VoIP products could give these competitors an advantage over us.

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

          We have entered into technology licensing fee agreements with third parties. We expect that in the ordinary course of business we may be required to enter into additional licensing agreements. Under one agreement, we agreed to pay a third party royalty fees until 2008, based on 0.75% - 0.9% of our revenues.

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

          Prior to the acquisition of Nuera by us, eight former employees of a French subsidiary of Nuera filed a labor grievance against the subsidiary claiming they were unfairly terminated. The French subsidiary filed for bankruptcy in 2004 and, in 2005, the court appointed liquidator sought to hold Nuera liable for the obligations of its French subsidiary. In June 2006, the court ruled in favor of Nuera that it was not liable for the obligations of its French subsidiary. In March 2007, the liquidator appealed the judgment and in April 2008 the appeal was denied by the court.

B.	ORGANIZATIONAL STRUCTURE

List of Significant Subsidiaries

AudioCodes Inc., our wholly-owned subsidiary, is a Delaware corporation.

AudioCodes UK Limited and AudioCodes Europe Limited, our wholly-owned subsidiaries, are incorporated in England.

CTI Squared Ltd., our wholly-owned subsidiary, is organized under the laws of Israel.

C.	PROPERTY, PLANTS AND EQUIPMENT

          We lease our main facilities, located in Airport City, Lod, Israel, which occupy approximately 128,000 square feet for annual lease payments (including management fees) of approximately $2.6 million. In January 2008, we increased the amount of space we lease by approximately 74,000 square feet for annual lease payments (including management fees) of approximately $1.4 million. In addition, we have entered into an agreement regarding the neighboring property pursuant to which a building of approximately 145,000 square feet will be erected and leased to us for period of eleven years. This new building is expected to be completed in 2010. We estimate the annual lease payments (including management fees) to be in the range of $2.0 million to $3.2 million, depending on the amount expended by the lessor on improvements to the building.

          Our U.S. subsidiary, AudioCodes Inc., leases a 7,000 square foot facility in San Jose, California. Our subsidiary has additional offices total of 20,000 square foot in Raleigh, Chicago, Boston and Dallas. AudioCodes Inc. also leases a 29,000 square foot facility in Somerset, New Jersey, a 68,000 square foot facility in San Diego, California, and a 20,000 square foot facility in Plano, Texas. The annual lease payments (including management fees) for all our offices in the United States is approximately $1.5 million.

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

          Management believes the significant accounting policies that affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and are the most critical to aid in fully understanding and evaluating AudioCodes’ reported financial results include the following:

•	Revenue recognition and allowance for sales returns;

•	Allowance for doubtful accounts;

•	Inventories;

•	Marketable securities;

•	Business combinations;

•	Intangible assets;

•	Goodwill;

•	Income taxes and valuation allowance; and

•	Stock-based compensation.

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

          We maintain a provision for product returns and exchanges. This provision is based on historical sales returns, analysis of credit memo data and other known factors. This provision amounted to $545,000 in 2005, $636,000 in 2006 and $559,000 in 2007.

          Revenues from the sale of products which were not yet determined to be final sales due to market acceptance or technological compatibility were deferred and included in deferred revenues.

Allowance for Doubtful Accounts

          Our trade receivables are derived from sales to customers located primarily in the Americas, the Far East, Israel and Europe. We perform ongoing credit evaluations of our customers and to date have not experienced any material losses from uncollected receivables. An allowance for doubtful accounts is determined with respect to those amounts that we have determined to be doubtful of collection. We usually do not require collateral on trade receivables because most of our sales are to large and well-established companies.

Inventories

          Inventories are stated at the lower of cost or market value. Cost is determined using the “moving average cost” method for raw materials and on the basis of direct manufacturing costs for finished products. We periodically evaluate the quantities on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow moving items, technological obsolescence, excess inventories, discontinued products and for market prices lower than cost. We wrote-off inventory in a total amount of $1.8 million in 2005, $1.9 million in 2006 and $700,000 in 2007.

Marketable Securities

          We account for investments in marketable debt securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”). Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date.

          Debt securities are classified as held-to-maturity since we have the intent and ability to hold the securities to maturity and, accordingly, debt securities are stated at amortized cost. The amortized cost of held-to-maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity. Any amortization and interest is included in the consolidated statement of income as financial income or expense, as appropriate. The accrued interest on short-term and long-term marketable securities is included in the balance of short-term marketable securities.

Business Combinations

          In accordance with business combination accounting, we allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. We engage third-party appraisal firms to assist management in determining the fair values of certain assets acquired and liabilities assumed. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

          Management makes estimates of fair value based upon assumptions it believes to be reasonable. These estimates are based on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Critical estimates in valuing certain of the intangible assets include, but are not limited to, the following: future expected cash flows from product sales, maintenance agreements, customer contracts and acquired developed technologies and patents and estimated cash flows from the projects when completed; the acquired company’s brand and market position as well as assumptions about the period of time the acquired brand will continue to be used in the combined company’s product portfolio; and discount rates. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results. Changes to these estimates, relating to circumstances that existed at the acquisition date, are recorded as an adjustment to goodwill during the purchase price allocation period (generally within one year of the acquisition date) and as operating expenses, if otherwise.

          In connection with purchase price allocations, we estimate the fair value of the support obligations assumed in connection with acquisitions. The estimated fair value of the support obligations is determined utilizing a cost build-up approach. The cost build-up approach determines fair value by estimating the costs related to fulfilling the obligations plus a normal profit margin. The sum of the costs and operating profit approximates, in theory, the amount that we would be required to pay a third party to assume the support obligation.

Intangible assets

          As a result of our previous acquisitions, our balance sheet includes acquired intangible assets, such as goodwill and current technology, in the aggregate amount of approximately $131 million as of December 31, 2006 and $130 million as of December 31, 2007. In the course of the analysis and valuation of intangible assets, we use financial and other information, including financial projections and valuations provided by third parties. Although we evaluate our intangible assets when there is an indication of impairment, our projections are based on the information available at the respective valuation dates, and may differ from actual results.

          In accordance with SFAS No. 144, as of December 31, 2007, no impairment losses were recorded.

Goodwill

          In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) goodwill acquired in a business combination that closes on or after July 1, 2001 is deemed to have indefinite life and will not be amortized. SFAS 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and impaired, rather than being amortized as previous accounting standards required.

          As of December 31, 2007, we had total goodwill of $120 million on our balance sheet. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. The fair value was determined based on the Company’s fair value. As of December 31, 2007 no impairment losses were identified.

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

          In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized under SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognition, interest and penalties, and disclosure. On January 1, 2007, we adopted FIN 48. The initial application of FIN 48 to our tax positions had no effect on our Shareholders’ equity.

Stock-based Compensation

          Effective January 1, 2006, we began accounting for stock-based compensation in accordance with Statement of Financial Accounting Statements Standards No. 123R-”Share-Based Payments”. We utilize the Black-Scholes option pricing model to estimate the fair value of stock-based compensation at the date of grant. The Black-Scholes model requires subjective assumptions regarding dividend yields, expected volatility, expected life of options and risk-free interest rates. These assumptions reflect management’s best estimates. Changes in these inputs and assumptions can materially affect the estimate of fair value and the amount of our stock-based compensation expenses. We recognized $8.7 million of stock-based compensation expense in 2006 and $8.0 million of stock-based compensation expense in 2007. As of December 31, 2007, there was approximately $8.0 million of total unrecognized stock-based compensation expense related to non-vested stock-based compensation arrangements granted by us. As of December 31, 2007, that expense is expected to be recognized over a weighted-average period of 1.5 years.

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

          Effective January 1, 2006, we account for stock-based compensation in accordance with Statement of Financial Accounting Statements Standards No. 123R-”Share-Based Payments”. SFAS No. 123(R) requires the fair value of all equity-based awards granted to employees to be recognized in financial statements beginning in the first quarter of 2006. The result is that we are required to record an expense with respect to stock option grants, even if the exercise price of the stock options is equal to the market price of the underlying shares on the date of grant. The adoption of SFAS No. 123(R) had a material adverse affect on our results of operations in 2006 and 2007, as we recognized $8.7 million of stock-based compensation expense in 2006 and $8.0 million of stock-based compensation expense in 2007.

          Nortel Networks accounted for 16.3% of our total revenues in 2005, 15.2% of our revenues in 2006 and 17.0% of our revenues in 2007. Our top five customers accounted for 31.1% of our revenues in 2005, 29.1% of our revenues in 2006 and 32.8% of our revenues in 2007. Based on our experience, we expect that our largest customers may change from period to period. If we lose a large customer and fail to add new customers to replace lost revenue our operating results may be materially adversely affected.

          Revenues based on the location of our customers for the last three fiscal years are as follows:

	2005	2006	2007

Americas	57.5%	56.6%	56.6%
Far East	12.5	12.8	11.2
Europe	19.4	22.2	25.5
Israel	10.6	8.4	6.7

Total	100.0%	100.0%	100.0%

          The increase in the percentage of our revenues in 2006 and 2007 from customers located in Europe was due to demand from service providers and system integrators in Europe increasing at a higher rate compared to the other locations.

          Part of our strategy over the past few years has involved the acquisition of complementary businesses and technologies. We continued implementation of this strategy with three additional acquisitions in the past two years. In July, 2006, we completed the acquisition of Nuera (merged into AudioCodes Inc. as of December 31, 2007). Nuera provides Voice over Internet Protocol infrastructure solutions for broadband and long distance networks. This transaction is significantly larger than our other acquisitions and investments to date. Nuera became a wholly-owned subsidiary of AudioCodes Inc. and, accordingly, its results of operations have been included in our consolidated financial statements since the acquisition date. We cannot be sure that we will be successful in integrating Nuera’s products, employees and operations into our organization or that we will be able to operate Nuera’s business in a profitable manner.

          In August 2006, we acquired Netrake (merged into AudioCodes Inc. as of December 31, 2007), a provider of session border controller, or SBC, and security gateway solutions. SBCs enable connectivity, policies and security for real-time media sessions, such as VoIP, video or fax, between public or private IP networks. Security gateways enable secure real-time sessions across wifi, broadband and wireless networks in field mobile convergence deployments.

          In April 2007, we completed the acquisition of CTI Squared. CTI Squared is a provider of enhanced messaging and communications platforms deployed globally by service providers and enterprises. CTI Squared’s platforms integrate data and voice messaging services over internet, intranet, PSTN, cellular, cable and enterprise networks.

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

          The demand for Voice over IP, or VoIP, technology has increased during the last three years. In recent years, the shift from traditional circuit-switched networks to next generation packet-switched networks continued to gain momentum. As data traffic becomes the dominant factor in communications, service providers are building and maintaining converged networks for integrated voice and data services. In developed countries, traditional and alternative service providers adopt bundled triple play (voice, video and data) and quadruple play (voice, video, data and mobile) offerings. This trend, enabled by voice and multimedia over IP, has fueled competition among cable, wireline, ISP and mobile operators, increasing the pressure for adopting and deploying VoIP networks. In addition, underdeveloped markets without basic wire line service in countries such as China and India and certain countries in Eastern Europe are adopting the use of VoIP technology to deliver voice and data services that were previously unavailable.

Results of Operations

          The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of total revenues for the periods indicated:

	Year Ended December 31,

Statement of Operations Data:	2005	2006	2007

Revenues	100.0%	100.0%	100.0%
Cost of revenues	40.6	41.6	43.7

Gross profit	59.4	58.4	56.3
Operating expenses:
Research and development, net	21.1	24.0	25.7
Selling and marketing	22.4	25.6	27.1
General and administrative	5.2	5.9	6.1

Total operating expenses	48.7	55.5	58.9

Operating income	10.7	2.9	(2.6)
Financial income, net	2.1	2.6	1.7

Income (loss) before taxes on income	12.8	5.5	(0.9)

Taxes on income	0.7	0.2	0.8
Equity in losses of affiliated companies, net	0.6	0.6	0.7

Net income (loss)	11.6%	4.7%	(2.4)%

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

          Revenues. Revenues increased 7.4% to $158.2 million in 2007 from $147.4 million in 2006. The increase in revenues was primarily due to an increase in revenues from our networking business. Our results of operation include CTI Squared beginning in April 2007, Nuera beginning in July 2006 and Netrake beginning in August 2006.

          Gross Profit. Cost of revenues includes the manufacturing cost of hardware, quality assurance, overhead related to manufacturing activity and technology licensing fees payable to third parties. Gross profit increased to $89.1 million in 2007 from $86.1 million in 2006. Gross profit as a percentage of revenues decreased to 56.3% in 2007 from 58.4% in 2006. The decrease in our gross profit percentage was primarily attributable to amortization expenses in 2007 related to the acquisitions of CTI Squared during the second quarter of 2007 and Nuera and Netrake during the third quarter of 2006. Amortization expense allocated to cost of revenues amounted to $2.5 million in 2007 and $1.2 million in 2006. The decrease in gross profit percentage was partially offset by the higher sales volume that allowed us to leverage our manufacturing overhead over a larger sales base. The decrease in gross profit percentage was also offset by a reduction in manufacturing costs which was primarily due to a reduction in our raw material costs.

          Research and Development Expenses. Research and development expenses consist primarily of compensation and related costs of employees engaged in ongoing research and development activities, development-related raw materials and the cost of subcontractors. Research and development expenses increased 14.9% to $40.7 million in 2007, from $35.4 million in 2006 and increased as a percentage of revenues to 25.7% in 2007 from 24.0% in 2006. The increase in net research and development expenses, both on an absolute and a percentage basis, was primarily due to our research and development personnel resulting from the acquisitions of CTI Squared in the second quarter of 2007 and the acquisitions of Nuera and Netrake during the third quarter of 2006. We expect that research and development expenses will continue to increase in absolute dollar terms in 2008 as a result of our continued development of new products, as well as the inclusion of CTI Squared for a full year.

          Selling and Marketing Expenses. Selling and marketing expenses consist primarily of compensation for selling and marketing personnel, as well as exhibition, travel and related expenses. Selling and marketing expenses increased 13.9% in 2007 to $42.9 million from $37.7 million in 2006. As a percentage of revenues, selling and marketing expenses increased to 27.1% in 2007 from 25.6% in 2006. The increase in selling and marketing expenses was due to an increase in selling and marketing personnel and amortization expenses as a result of the acquisitions of CTI Squared, Nuera and Netrake. Amortization expense allocated to sales and marketing amounted to $1.0 million in 2007 and $522,000 in 2006. We expect that selling and marketing expenses will continue to increase in absolute dollar terms as a result of an expected increase in our sales force and marketing activities, as well as the inclusion of CTI Squared for a full year.

          General and Administrative Expenses. General and administrative expenses consist primarily of compensation for finance, human resources, general management, rent, network and bad debt reserve, as well as insurance and professional services expenses. General and administrative expenses increased 9.9% to $9.6 million in 2007 from $8.8 million in 2006. As a percentage of revenues, general and administrative expenses increased to 6.1% in 2007 from 5.9% in 2006. The increase in general and administrative expenses was due to consolidating the expenses of our Nuera and Netrake subsidiaries, which were acquired in July 2006 and August 2006, and consolidating the expenses of our CTI Squared subsidiary, which was acquired in April 2007. We expect that general and administrative expenses will increase in absolute dollar terms to support our expected growth.

          Financial Income, Net. Financial income consists primarily of interest derived on cash and cash equivalents, short-term and long-term marketable securities, short-term and long-term bank deposits and structured notes, net of interest accrued in connection with our senior convertible notes and bank charges. Financial income, net, in 2007 was $2.7 million compared to $3.8 million in 2006. The decrease in financial income, net in 2007 was primarily due to lower interest rates and interest income, net, on the remaining net proceeds from our sale of senior convertible notes in November 2004.

          Taxes on Income. Taxes on Income were $1.3 million in 2007 compared to approximately $289,000 in 2006. The increase is principally attributable to a decrease in our deferred tax asset.

          Equity in Losses of Affiliated Companies, Net. Equity in losses of affiliated companies, net was $1.1 million in 2007 compared to $916,000 in 2006.

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

          Taxes on Income. Our effective tax rate was 4.0% in 2006 and 5.6% in 2005. These relatively low tax rates were mainly the result of the utilization of net operating losses and the Approved Enterprise status granted to our production facilities in Israel.

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

Impact of Inflation, Devaluation and Fluctuation of Currencies on Results of Operations, Liabilities and Assets

          Since the majority of our revenues are paid in or linked to the dollar, we believe that inflation and fluctuations in the NIS/dollar exchange rate have no material effect on our revenues. However, a majority of the cost of our Israeli operations, mainly personnel and facility-related, is incurred in NIS. Inflation in Israel and dollar exchange rate fluctuations, however, have some influence on our expenses and, as a result, on our net income. Our NIS costs, as expressed in dollars, are influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the dollar.

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

          The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS Devaluation Rate %	Israeli inflation adjusted for devaluation %

2005	2.4	6.8	(4.4)
2006	(0.1)	(8.2)	8.1
2007	3.4	(9.0)	12.4

Five months ended May 31, 2008	2.2	(15.9)	18.2

Recent Accounting Pronouncements

          In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for us beginning January 1, 2008. The FASB issued a FASB Staff Position (FSP 157-2) to defer the effective date of SFAS No. 157 for one year for all nonfinancial assets and nonfinancial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. We do not expect that the adoption of SFAS No. 157 will have material impact on our consolidated financial statements.

          In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). SFAS No. 159 permits companies to choose to measure certain financial instruments and other items at fair value. The standard requires that unrealized gains and losses are reported in earnings for items measured using the fair value option. SFAS No. 159 is effective for us beginning in the first quarter of fiscal year 2008. We have determined that the adoption of SFAS 159 will not have an impact on our consolidated financial statements since we have not elected the fair value option for any of our existing assets or liabilities as of FAS 159 effective date.

          In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. The adoption of SFAS 141R could have a material effect on our consolidated financial statements if we were to enter into a business combination after December 31, 2008.

          In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”. SFAS No. 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of the provisions of Statement No. 160 is not anticipated to materially impact our consolidated financial position and results of operations.

          In December, 2007 the SEC staff issued Staff Accounting Bulletin No. 110 (SAB 110), which, effective January 1, 2008, amends and replaces SAB 107, Share-Based Payment. SAB 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing an estimate of the expected term of “plain vanilla” share options in accordance with FASB Statement No. 123(R), Share-Based Payment. Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option. The use of the “simplified” method, which was first described in Staff Accounting Bulletin No. 107, was scheduled to expire on December 31, 2007. SAB 110 extends the use of the “simplified” method for “plain vanilla” awards in certain situations. The SEC staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available.

B.	LIQUIDITY AND CAPITAL RESOURCES

          We have financed our operations for the last three years, from our sale of convertible notes, as well as with cash from operations in those years. In November 2004, we raised net proceeds of approximately $120.2 million in a private placement of $125.0 million aggregate principal amount of our 2.00% Senior Convertible Notes due 2024. Holders of the notes are entitled to convert the notes into our ordinary shares at a conversion rate of 53.4474 ordinary shares per $1,000 principal amount of notes, which is the equivalent to a conversion price of approximately $18.71 per share. The conversion rate is subject to adjustment in certain circumstances, such as changes in our capital structure or upon the issuance by us of share dividends or certain cash distributions. The notes may be redeemed by us, in whole or in part at any time on or after November 9, 2009. The holders may require us to redeem the notes on November 9, 2009, November 9, 2014 or November 9, 2019, or upon certain fundamental changes.

          As of December 31, 2007, we had $143.0 million in cash and cash equivalents, short-term and long-term marketable securities, short-term and long-term bank deposits and structured notes, an increase of approximately $9.4 million from $133.6 million at December 31, 2006. During 2007, we used $4.9 million of cash in connection with our acquisition of CTI Squared. We used an additional $5.0 million of cash in February 2008 in connection with our acquisition of CTI Squared.

          In January 2008, our Board approved a program to repurchase up to 4,000,000 of our ordinary shares. Purchases will be made from time-to-time at the discretion of management subject, among other things, to our share price and market conditions. If management elects to have us purchase our shares, we will use a portion of our cash to effect these purchases. As of May 31, 2008, we had repurchased 2.3 million shares at an aggregate cost of $9.1 million.

          Our operating activities provided cash in the amount of $12.4 million in 2007, primarily due to a decrease of $5.0 million in trade receivables and non-cash charges of $8.0 million for stock-based compensation and $7.8 million for depreciation and amortization, offset, in part, by our net loss and a decrease of $5.1 million in trade and other payables and an increase of $2.6 million in inventories. Our operating activities provided cash in the amount of $6.6 million in 2006, primarily due to our net income and non-cash charges of $8.7 million for stock-based compensation and $5.5 million for depreciation and amortization, which were partially offset by an increase of $9.8 million in trade receivables and a decrease of $4.7 million in trade and other payables. Our receivables increased primarily as a result of higher sales volume. Our payables decreased due to repayment of payable balances after the acquisitions of Nuera and Netrake. Our operating activities provided cash in the amount of $13.3 million in 2005, primarily due to our net income and non-cash charges of $3.4 million for depreciation and amortization, which were partially offset by an increase of $3.5 million in trade receivables and $2.0 million in deferred tax assets. Our receivables increased as a result of higher sales volume and our deferred tax assets increased due to the utilization of net operating losses.

          In 2007, our investing activities provided cash in the amount of $32.7 million, primarily due to our proceeds from the maturity of marketable securities and structured notes. In 2006, our investing activities used cash in the amount of $61.6 million, primarily due to our investment in Nuera and Netrake, offset in part by the net proceeds from the maturity of bank deposits. In 2005, our investing activities used cash in the amount of $113.0 million, primarily due to our investment of a significant portion of the proceeds from our sale of convertible notes in short-term and long-term marketable securities, short-term and long-term bank deposits and structured notes and payments in connection with the acquisition of AudioCodes USA.

          In 2007, financing activities provided $4.8 million due to proceeds from issuance of our shares upon exercise of options and from purchases of our shares under our Employee Stock Purchase Plans. In 2006, financing activities provided $9.2 million due to proceeds from issuance of our shares upon exercise of options and from purchases of our shares under our Employee Stock Purchase Plans. In 2005, financing activities provided $3.8 million due to proceeds from issuance of our shares upon exercise of options and from purchases of our shares under our Employee Stock Purchase Plans.

          In April 2008 we entered into a loan agreement with a bank in Israel that provide for borrowings of up to $15.0 million. The loan bears interest at LIBOR plus 1.5% with respect to $11.5 million of borrowings and LIBOR plus 0.65% with respect to $3.5 million of borrowings. The principal amount borrowed is repayable in 20 equal quarterly payments through May 2013. The bank has a lien on our assets and we are required to maintain $3.5 million of compensating balances with the bank. The agreement requires us, among other things, to maintain shareholders’ equity at specified levels and to achieve certain levels of operating income. The agreement also restricts us from paying dividends. As of June 22, 2008, there was $15.0 million outstanding under this loan agreement.

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

Research and Development

          In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing products and to develop new ones. We are developing more advanced communications boards, analog and digital media gateways for carrier and enterprise applications, media servers and session border controllers. Our platforms will feature increased trunk capacity, new functionalities, enhanced signaling software and compliance with new control protocols. As of December 31, 2007, 297 of our employees were engaged primarily in research and development on a full-time basis. We also employed 6 employees on a part-time basis.

          Our research and development expenses were $40.7 million in 2007 compared to $35.4 million in 2006 and $24.4 million in 2005. From time to time we have received royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the OCS. As a recipient of grants from the OCS, we are obligated to perform all manufacturing activities for projects subject to the grants in Israel unless we receive an exemption. Know-how from the research and development which is used to produce products may not be transferred to third parties without the approval of the OCS and may further require material payments. The OCS approval is not required for the export of any products resulting from such research or development. Through December 31, 2007, we had obtained grants from the OCS aggregating $3.7 million for certain of our research and development projects. We are obligated to pay royalties to the OCS, amounting to 3%-4.5% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, linked to the U.S. dollar and bearing interest at the rate of LIBOR at the time of grant. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

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

          In 2007, we continued to experience pressure to shorten our lead times in supplying products to customers. Some of our customers are implementing “demand pull” programs by which they only purchase our product very close to the time, if not simultaneously with the time, they plan to sell their product. We are increasing our sales efforts in new markets, such as Latin America, Eastern Europe and Far East. We have introduced new system level products, and applications in our product lines. We are still experiencing low visibility into customer demand for our products and our ability to predict our level of sales.

E.	OFF-BALANCE SHEET ARRANGEMENTS

          We do not have any “off-balance sheet arrangements” as this term is defined in Item 5E of Form 20-F.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

          As of December 31, 2007, our contractual obligations were as follows (in thousands):

	PAYMENTS DUE BY PERIOD
	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS

Senior convertible notes	125,000
Rent and lease commitments	17,587	4,967	9,352	2,242	1,026
Severance pay fund (1)	1,369
Uncertain tax positions (2)	288
Other commitments	3,096	3,096	—	—	—

(1) Our obligation for accrued severance pay under Israel’s Severance Pay Law as of December 31, 2007 was $11.2 million. This obligation is payable only upon termination, retirement or death of the respective employee. $9.8 million was funded through deposits into severance pay funds, leaving a net obligation of approximately $1.4 million.

(2) Uncertain income tax position under FASB Interpretation No 48, “Accounting for Uncertainty in Income Taxes, “(“FIN 48”) are due upon settlement and we are unable to reasonably estimate the ultimate amount of timing of settlement. See also Note 13f in our Consolidated Financial Statements for further information regarding the Company’s liability under FIN 48.

	ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

          The following table sets forth certain information with respect to our directors, senior executive officers and key employees at June 10, 2008:

Name	Age	Position

Shabtai Adlersberg	55	Chairman of the Board, President and Chief Executive Officer
Nachum Falek	37	Vice President, and Chief Financial Officer
Hanan Maoz	45	Vice President, Business Operations
Eyal Frishberg	50	Vice President, Operations
Eli Nir	42	Vice President, Research and Development
Lior Aldema	42	Vice President, Marketing and Product Management
Yehuda Hershkovits	41	Vice President, Systems
Tal Dor	39	Vice President, Human Resources
Gary Drutin	47	Vice President, Global Sales
Moshe Tal	53	Vice President , NA Business Operations
David E. Perez	47	Vice President, Sales, Asia Pacific
Joseph Tenne	52	Director
Dr. Eyal Kishon	47	Director
Doron Nevo	52	Director
Osnat Ronen	46	Director

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

          Lior Aldema has served as our Vice President, Product Management since January 2002. Mr. Aldema has also served as our Vice President Marketing since February 2003. He has been employed by us since 1998, when he was team leader and later headed our System Software Group in our research and development department. Prior to 1998, Mr. Aldema served as an officer in the Technical Unit of the Intelligence Corps of the Israeli Defense Forces (Major), heading both operational units and large development groups related to various technologies. Mr. Aldema holds an M.B.A. from Tel Aviv University and a B.Sc. from the Technion.

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

          Gary Drutin currently serves as our VP Global Sales. Mr. Drutin was the Vice President Sales for Europe, Middle East and Latin America from 2005 until 2007 and Vice President of Channel Operations and Marketing from 2004 until 2005. From 2001 until 2004, Mr. Drutin was Country Manager and General Manager for Cisco Israel, Cyprus and Malta and from 1997 until 2001 served as regional sales manager for service providers and enterprises for Cisco Israel. From 1990 until 1997, he served in sales management roles at Digital Equipment Corporation Israel. Mr. Drutin holds an M.B.A degree from Tel-Aviv University in Information Systems and Marketing and a B.Sc. degree in Computer Engineering from the Technion.

          Moshe Tal joined us in May 2004 in connection with our acquisition of Ai-Logix, now known as AudioCodes Inc. and serves as the President and CEO of our AudioCodes USA subsidiary (now called AudioCodes Inc.). Mr. Tal co-founded Ai-Logix in 1991, and has served as its President and CEO since 1998. Mr. Tal has more than twenty-five years of product design and engineering experience, principally associated with analog and digital signal processing technologies. Mr. Tal holds a B.Sc. in Electronic Engineering from Tel Aviv University.

          David E. Perez joined us in February 2002, and became our Vice President of the Asia Pacific region in January 2006. Mr. Perez served as our Vice President of Sales for Latin America, Iberia and the Mediterranean area from 2003 until January 2006. Commencing in 2008, Mr. Perez serves as a director of Ramdor Systems Ltd., an Israeli public company traded on the Tel-Aviv Stock Exchange offering hosted software application solutions. Between 1998 and 2002, Mr. Perez served as Director of the Consulting Division and member of the management team for Oracle in Israel. From 1988 to 1998 Mr. Perez led the implementation group for New Applicom, a member of the Matrix group. Mr. Perez holds a BS.c in Industrial Engineering and Information Systems from the Technion.

          Joseph Tenne has served as one of our directors since June 2003. Mr. Tenne is currently the Chief Financial Officer of Ormat Technologies, Inc., a company listed on the New York Stock Exchange, which is engaged in the geothermal and recovered energy business. Since January 2006, Mr. Tenne has served as the Chief Financial Officer of Ormat Industries Ltd., an Israeli holding company listed on the Tel-Aviv Stock Exchange and the parent company of Ormat Technologies, Inc. From 2003 to 2004 Mr. Tenne was the Chief Financial Officer of Treofan Germany GmbH & Co. KG, a German company, which is engaged in the development, production and marketing of oriented polypropylene films, which are mainly used in the food packaging industry. From 1997 until 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel and a member of PricewaterhouseCoopers International Limited. Mr. Tenne holds a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

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

          Doron Nevo has served as one of our directors since 2000. Mr. Nevo is President and CEO of KiloLambda Technologies Ltd., an optical subsystems company, which he co-founded in 2001. From 1999 to 2001, Mr. Nevo was involved in fund raising activities for Israeli-based startup companies. From 1996 to 1999, Mr. Nevo served as President and CEO of NKO, Inc. Mr. Nevo established NKO in early 1995 as a startup subsidiary of Clalcom, Ltd. NKO designed and developed a full scale, carrier grade, IP telephony system platform and established its own IP network. From 1992 to 1996, Mr. Nevo was President and CEO of Clalcom Ltd. Mr. Nevo established Clalcom in 1992 as a telecom service provider in Israel. He also serves on the board of a number of companies, including Utility Wireless Corp. (a manufacturer of radio frequency sub-systems), Elcom Technologies (manufacturer of Satcom and digital radio synthesizers), Notox, Ltd. (a biotech company), BioCancell, Inc. and Bank Adanim. Mr. Nevo holds a B.Sc. in Electrical Engineering from the Technion – Israel Institute of Technology and an M.Sc. in Telecommunications Management from Brooklyn Polytechnic.

          Osnat Ronen has served as one of our directors since December 2007. Ms. Ronen has been the Deputy Chief Executive Officer of Leumi & Co. Investment House, the private equity investment arm and investment banking services arm of the Leumi Group, since 2001. Prior to this position, she was Deputy Head of the Subsidiaries Division of Leumi Group from 1999 until 2001. Ms. Ronen joined Viola PE, in January 2008. Ms. Ronen serves as a director of Leumi Leasing and Investments Ltd., National Consultants (Netconsultant) Ltd., Fox-Wizel Ltd., Paz Oil Company Ltd. and Keshet Broadcasting Ltd. Ms. Ronen received an M.B.A. degree and a B.Sc degree in mathematics and computer science from the Tel Aviv University.

B.	COMPENSATION

          The aggregate direct remuneration paid to the 15 persons who served in the capacity of director or senior executive officer during the year ended December 31, 2007 was approximately $2.7 million, including approximately $269,000 which was set aside for pension and retirement benefits. This does not include amounts expended by us for automobiles made available to our officers, expenses (including business, travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

          Stock options to purchase our ordinary shares granted to persons who served in the capacity of director or executive officer under our 1997 and 1999 Stock Option Plans are generally exercisable at the fair market value at the date of grant, and expire ten years (under the 1997 Plan) and seven years (under the 1999 Plan), respectively, from the date of grant. The options are generally exercisable in three or five equal annual installments, commencing one year from the date of grant.

          A summary of our stock option activity and related information for the years ended December 31, 2005, 2006 and 2007 for the 15 persons who served in the capacity of director or senior executive officer during the year ended December 31, 2007 is as follows:

	2005		2006		2007

	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding at the beginning of the year	1,999,435	$9.01	2,006,685	$9.06	2,071,835	$9.42
Adjustments to opening balance	42,500		(44,000)		(194,566)
Granted	60,000	$10.17	220,000	$10.33	352,500	$6.42
Cancelled	—		(20,000)		(176,000)
Exercised	(5,250)	$3.77	(90,850)	$5.02	(16,500)	$2.31

Outstanding at the end of the year	2,006,685	$9.06	2,071,835	$9.42	2,037,269	$7.54

          As of December 31, 2007, options to purchase 1,342,081 ordinary shares were exercisable by the 15 persons who served as an officer or director during 2007 at an average exercise price of $6.79 per share.

          Under the Israeli Companies Law, the compensation arrangements for officers who are not directors require the approval of the board of directors, unless the articles of association provide otherwise. Arrangements regarding the compensation of directors require the approval of the audit committee, the board and the shareholders, in that order.

C.	BOARD PRACTICES

Corporate Governance Practices

          We are incorporated in Israel and therefore are subject to various corporate governance practices under the Israeli Companies Law, 1999, or the Companies Law, relating to such matters as outside directors, the audit committee, the internal auditor and approvals of interested party transactions. These matters are in addition to the ongoing listing conditions of the Nasdaq Global Select Market and other relevant provisions of U.S. securities laws. Under the Nasdaq rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable Nasdaq requirements, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. We have elected to follow the Companies Law with respect to the corporate approvals required to adopt or amend equity incentive plans and the distribution of annual reports to shareholders, rather than comply with the relevant Nasdaq requirements. We post our Annual Report on Form 20-F on our web site (www.audiocodes.com) as soon as practical following the filing of the Annual Report on Form 20-F with the Securities and Exchange Commission.

Independent Directors; Audit Committee; Internal Auditor

          Under the Israeli Companies Law, Israeli companies that have offered securities to the public in or outside of Israel are required to appoint at least two “outside” directors. Doron Nevo, Dr. Eyal Kishon and Osnat Ronen are our outside directors. Under the requirements for listing on the Nasdaq Global Select Market, we are required to have a majority of our directors be independent as defined by Nasdaq rules. Doron Nevo, Dr. Eyal Kishon, Osnat Ronen and Joseph Tenne are independent directors for purposes of the Nasdaq rules.

          To qualify as an outside director under Israeli law, an individual or his affiliates may not have, and may not have had at any time during the previous two years, any affiliation with the company or its affiliates, as such terms are defined in the Companies Law. In addition, no individual may serve as an outside director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an outside director or are likely to interfere with his or her ability to serve as a director. For a period of two years from termination from office, a former outside director may not serve as a director or employee of the company or provide professional services to the company for consideration. Pursuant to the Israeli Companies Law, at least one of the outside directors appointed by a publicly-traded company must have “financial and accounting expertise.” The other outside directors are required to possess “financial and accounting expertise” or “professional expertise,” as these terms are defined in regulations promulgated under the Companies Law. Joseph Tenne is designated as the audit committee’s financial expert. This requirement does not apply to outside directors elected prior to January 2006.

          The outside directors must be elected by the shareholders, including at least one-third of the shares of non-controlling shareholders voted on the matter. However, the outside directors can be elected by shareholders without this one-third approval if the total shares of non-controlling shareholders voted against the election do not represent more than one percent of the voting rights in the company. The term of an outside director is three years and may be extended for additional three-year terms. An outside director can be removed from office only under very limited circumstances. All of the outside directors must serve on a company’s statutory audit committee and each other committee of a company’s board of directors is required to include at least one outside director. If, at the time an outside director is elected, all current members of the board of directors are of the same gender, then the elected outside director must be of the other gender.

          Under the Companies Law and the requirements for listing on the Nasdaq Global Select Market, our board of directors is required to appoint an audit committee. Our audit committee must be comprised of at least three directors, including all of the outside directors. The audit committee consists of: Dr. Eyal Kishon, Doron Nevo, Joseph Tenne and Osnat Ronen. Our Board of Directors has determined that Joseph Tenne is an “audit committee financial expert” and that all members of the Audit Committee are independent under the applicable Securities and Exchange Commission and Nasdaq rules.

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

          Nasdaq rules require that director nominees be selected or recommended for the board’s selection either by a committee composed solely of independent directors or by a majority of independent directors. Our Nominating Committee assists the board of directors in its selection of individuals as nominees for election to the board of directors and/or to fill any vacancies or newly created directorships on the board of directors. The Nominating Committee consists of four members: Dr. Eyal Kishon, Doron Nevo, Joseph Tenne and Osnat Ronen. All members of the Nominating Committee are independent under the applicable Securities and Exchange Commission and Nasdaq rules.

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

Vacant	Class I	2010
Joseph Tenne	Class II	2008
Shabtai Adlersberg	Class III	2009

          We currently do not have a Class I director.

          Our outside directors under the Companies Law, Doron Nevo, Dr. Eyal Kishon and Osnat Ronen, are not members of any class and serve in accordance with the provisions of the Companies Law. Mr. Nevo’s term ends in 2009, Dr. Kishon’s term ends in 2008, and Ms. Ronen’s term ends in 2010.

D.	EMPLOYEES

          We had the following number of employees as of December 31, 2005, 2006 and 2007 in the areas set forth in the table below:

	As of December 31,

	2005	2006	2007

Research and development	233	312	296
Sales & marketing, technical service & support	186	240	249
Operations	73	102	99
Management and administration	30	47	44

	522	701	688

          Our employees were located in the following areas as of December 31, 2005, 2006 and 2007.

	As of December 31,

	2005	2006	2007

Israel	373	416	425
United States	124	234	197
Europe	5	25	29
Far East	17	22	31
Latin America	3	4	6

	522	701	688

          The growth in the number of our employees in 2006 was primarily attributable to our acquisitions of Nuera, now part of AudioCodes Inc., and Netrake, now part of AudioCodes Inc. The decrease in the number of employees in 2007 was primarily attributable to our cost reduction plan implemented in 2007, partially offset by the employees added as a result of our acquisition of CTI Squared Ltd.

          Israeli labor laws and regulations are applicable to our employees in Israel. These laws principally concern matters such as paid annual vacation, paid sick days, length of the workday, pay for overtime, insurance for work-related accidents, severance pay and other conditions of employment. Israeli law generally requires severance pay, which may be funded by Manager’s Insurance, described below, upon the retirement or death of an employee or termination of employment without cause (as defined under Israeli law). Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which include payments for national health insurance. The payments to the National Insurance Institute currently range from approximately 5% to 17% of wages up to specified wage levels, of which the employee contributes approximately 65% and the employer contributes approximately 35%.

          Our employees are subject to certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists Associations) by order of the Israeli Minister of Industry, Trade and Labor. These provisions principally concern cost of living increases, recreation pay and other conditions of employment. We generally provide our employees with benefits and working conditions above the required minimums. Our employees, as a group, are not currently represented by a labor union. To date, we have not experienced any work stoppages.

Pursuant to a recent order issued in December 2007 by the Israeli Minister of Industry, Trade and Labor, new provisions relating to pension arrangements in the collective bargaining agreements between the Histadrut and the Coordination Bureau of Economic Organizations will apply to all employees in Israel, including our employees. We regularly contribute to a “Manager’s Insurance Fund” or to a privately managed pension fund on behalf of our employees located in Israel. These funds provide employees with a lump sum payment upon retirement (or a pension, in case of a pension fund) and severance pay, if legally entitled thereto, upon termination of employment. We provide for payments to a Manager’s Insurance Fund and pension fund contributions in the amount of 13.3% of an employee’s salary on account of severance pay and provident payment or pension, with the employee contributing 5.0% of his salary. We also pay an additional amount of up to 2.5% of certain of our employees’ salaries in connection with disability payments. In addition, we administer an Education Fund for our Israeli employees and pay 7.5% of these employees’ salaries thereto, with the employees contributing 2.5% of their salary.

E.	SHARE OWNERSHIP

          The following table sets forth the share ownership and outstanding number of options of our directors and officers as of June 10, 2008.

Name	Total Shares Beneficially Owned	Percentage of Ordinary Shares	Number of Options
Shabtai Adlersberg	5,342,762	13.8	533,718
Nachum Falek	*		*
Hanan Maoz	*		*
Eyal Frishberg	*		*
Eli Nir	*		*
Lior Aldema	*		*
Yehuda Hershkovitz	*		*
Tal Dor	*		*
Gary Drutin	*		*
Moshe Tal	*		*
David E. Perez	*		*
Joseph Tenne	*		*
Dr. Eyal Kishon	*		*
Doron Nevo	*		*
Osnat Ronen	*		*

*Less than one percent.

          Our officers and directors have the same voting rights as our other shareholders.

          The following table sets forth information with respect to the options to purchase our ordinary shares held by Mr. Adlersberg as of June 10, 2008.

Number of Options	Grant Date	Exercise Price	Exercised	Cancelled	Vesting	Expiration Date

96,000	July 1, 1996	$ 0.61	(96,000)	—	4 years	July 1, 2006
96,000	July 1, 1998	$ 1.10	(72,000)	—	4 years	July 1, 2008
225,000	December 19, 2001	$ 4.18	—	—	4 years	December 19, 2008
9,718	August 9, 2002	$ 2.04	—	—	2 years	August 9, 2009
275,000	September 23, 2004	$12.84	—	—	5 years	September 23, 2011

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

Employee Share Purchase Plans

          We implemented two Employee Share Purchase Plans in May 2001. One plan, the global plan, was for our non-U.S., employees and the other our U.S. employees. We amended and restated the global plan in July 2007 and adopted an additional plan for U.S. employees in July 2007. Under these Plans, a maximum of 6,500,000 of our ordinary shares were reserved for sale to our employees at a price equal to 85% of the lesser of fair market value on the first day or last day of each offering period under the Plans. As of December 31, 2007, we had issued 1,940,323 of our ordinary shares pursuant to purchases under these plans.

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

          As of December 31, 2007, options to purchase a total of 5,723,072 shares are outstanding under the 1997 and 1999 Israeli Plans and options to purchase a total of 1,668,188 shares are outstanding under the 1997 U.S. Plan. In addition, a reserve of 970,620 shares has been made available for grant under the 1999 Israeli Plan and a reserve of 1,120,250 shares has been made available for grant under the 1999 U.S. Plan. However, subject to our board deciding otherwise, each year on July 1, starting with July 1999, the number of shares that will be made available for grant under both of the 1999 Plans, will be automatically increased to that number of shares that is equal to 5% of our outstanding share capital on such a date.

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

          To our knowledge, (A) we are not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government and (B) there are no arrangements, the operation of which may at a subsequent date result in a change in control of AudioCodes. The following table sets forth, as of May 31, 2008, the number of our ordinary shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding ordinary shares, and (ii) all of our directors and senior executive officers as a group.

Identity of Person or Group	Amount Owned	Percent of Class
Shabtai Adlersberg(1)	5,766,480	13.9%
Leon Bialik(2)	4,030,882	9.8%
Soros Fund Management LLC(3)	4,937,043	10.7%
FMR Corp.(4)	2,969,427	7.1%
Rima Management, LLC(5)	2,382,113	5.8%
All directors and senior executive officers as a group (15 persons)(6)	6,808,593	16.0%

(1)	Includes options to purchase 423,718 shares, exercisable within sixty days of December 31, 2008.

(2)	The information is derived from a statement on Schedule 13G/A, dated February 12, 2008 of Leon Bialik filed with the Securities and Exchange Commission.

(3)

The information is derived from a statement on Schedule 13G, dated February 19, 2008, of Soros Fund Management LLC, George Soros, Robert Soros and Jonathan Soros filed with the Securities and Exchange Commission. All of the shares beneficially owned are issuable upon conversion of our senior convertible notes held by Soros Fund Management.

(4)

The information is derived from the joint statement on Schedule 13G/A, dated February 14, 2008, of FMR Corp., Edward C. Johnson 3d and Fidelity Management & Research Company filed with the Securities and Exchange Commission. The shares beneficially owned include 534,474 shares issuable upon conversion of our senior convertible notes held by FMR.

(5)	The information is derived from a statement on Schedule 13G, dated May 28, 2008, of Rima Management, LLC and Richard Mashaal filed with the Securities and Exchange Commission.

(6)	Includes 1,465,831 ordinary shares which may be purchased pursuant to options exercisable within sixty days following May 31, 2008.

          Mr. Adlersberg held 13.9% of our ordinary shares as of December 31, 2007, as compared to 13.1% of our ordinary shares as of December 31, 2006 and 13.3% of our ordinary shares as of December 31, 2005.

          Mr. Bialik held 9.8% of our ordinary shares as of December 31, 2007 as compared to 9.6% of our ordinary shares as of December 31, 2006 and 9.9% of our ordinary shares as of December 31, 2005.

          Soros Fund Management LLC benecially owned 10.7% our ordinary shares as of February 14, 2008 and 10.6% of our ordinary shares as of December 31, 2007 (in each case issuable upon conversion of our senior convertible notes), and less than 5.0% of our ordinary shares as of December 31, 2006 and 2005.

          FMR Corp. held 7.1% of our ordinary shares as of December 31, 2007 (including shares issuable upon conversion of our senior convertible notes), as compared to 6.4% of our ordinary shares as of December 31, 2006 and 14.2% of our ordinary shares as of December 31, 2005.

          Kern Capital held 5.5% of our ordinary shares as of December 31, 2006 and 6.9% of our ordinary shares as of December 31, 2005. As of December 31, 2007, Kern Capital ceased to be a beneficial owner of more than 5.0% of our ordinary shares.

          Rima Management, LLC held 5.8% of our ordinary shares as of May 28, 3008 and less than 5.0% of our ordinary shares as of December 31, 2007, 2006 and 2005.

          As of May 31, 2008, there were approximately 22 holders of record of our ordinary shares in the United States, although we believe that the number of beneficial owners of the ordinary shares is significantly greater. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

          The major shareholders have the same voting rights as the other shareholders.

B.	RELATED PARTY TRANSACTIONS

          None.

INTERESTS OF EXPERTS AND COUNSEL

                    Not applicable.

ITEM 8.	FINANCIAL INFORMATION

                    See Item 18.

	ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

          Our ordinary shares are listed on the Nasdaq Global Select Market and The Tel Aviv Stock Exchange under the symbol “AUDC.”

          The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by the Nasdaq Global Select Market.

Calendar Year	Price Per Share

	High	Low

2007	$10.40	$4.55
2006	$14.64	$8.77
2005	$17.00	$8.67
2004	$16.88	$8.48
2003	$11.74	$2.10

Calendar Period		Price Per Share

		High	Low

2008
	Second quarter (through June 10, 2008)	$4.73	$3.65
	First quarter	$5.26	$2.50
2007
	Fourth quarter	$7.04	$4.87
	Third quarter	$6.59	$4.55
	Second quarter	$7.19	$5.01
	First quarter	$10.40	$6.60
2006
	Fourth quarter	$11.24	$8.77
	Third quarter	$11.33	$9.13
	Second quarter	$14.33	$10.38
	First quarter	$14.64	$11.36

Calendar Month		Price Per Share

		High	Low

2008
	May	$4.73	$3.90
	April	$4.29	$3.65
	March	$4.26	$3.15
	February	$5.04	$4.16
	January	$5.26	$3.78
2007
	December	$5.61	$4.87

          The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by The Tel Aviv Stock Exchange. All share prices shown in the following table are in NIS. As of December 31, 2007, the exchange rate was equal to approximately 3.553 NIS per U.S. $1.00.

Calendar Year		Price Per Share

		High	Low

2007		NIS 44.00	NIS 18.90
2006		NIS 66.27	NIS 38.10
2005		NIS 73.80	NIS 40.20
2004		NIS 74.90	NIS 39.10
2003		NIS 53.50	NIS 10.42
2002		NIS 26.94	NIS 7.41

Calendar Period		Price Per Share

2008
	Second quarter (through June 10, 2008)	NIS 15.62	NIS 12.60
	First quarter	NIS 20.20	NIS 10.81
2007
	Fourth quarter	NIS 28.00	NIS 18.90
	Third quarter	NIS 27.78	NIS 19.32
	Second quarter	NIS 28.66	NIS 22.00
	First quarter	NIS 44.00	NIS 27.82
2006
	Fourth quarter	NIS 48.20	NIS 38.10
	Third quarter	NIS 45.40	NIS 41.00
	Second quarter	NIS 65.27	NIS 47.65
	First quarter	NIS 66.27	NIS 50.90

Calendar Month		Price Per Share

		High	Low

2008
	May	NIS 15.62	NIS 13.25
	April	NIS 15.14	NIS 12.60
	March	NIS 15.65	NIS 10.81
	February	NIS 17.69	NIS 15.45
	January	NIS 20.20	NIS 14.05
2007
	December	NIS 21.61	NIS 18.90

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

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

Objects and Purposes

          We were incorporated in 1992 under the laws of the State of Israel. Our registration number with the Israeli Registrar of Companies is 520044132. Our objects and purposes, set forth in Section 2 of our memorandum of association, are:

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

Share Capital

          Our authorized share capital consists of NIS 1,025,000 divided into 100,000,000 ordinary shares, nominal value NIS 0.01 per share, and 2,500,000 preferred shares, nominal value NIS 0.01 per share. As of May 31, 2008, we had 41,158,796 ordinary shares outstanding and no preferred shares outstanding.

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

Redeemable Shares

          Subject to our undertaking to the Tel-Aviv Stock Exchange as described above, we may issue and redeem redeemable shares.

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

Notice of General Meetings; Omission to Give Notice

          The provisions of the Companies Law and the related regulations override the provisions of our articles of association, and provide for notice of a meeting of shareholders to be sent to each registered shareholder at least 21 days or 35 days in advance of the meeting. Notice of a meeting of shareholders must also be published in two Israeli newspapers at least five days prior to the record date for the meeting.

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

Fiduciary Duties; Approval of Transactions under Israeli Law

          The Companies Law imposes fiduciary duties that “office holders,” including directors and executive officers, owe to their company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty.

          Duty of care. The duty of care generally requires an office holder to act with the level of care which a reasonable office holder in the same position would have acted under the same circumstances. This includes the duty to use reasonable means to obtain information regarding the advisability of a given action submitted for his or her approval or performed by virtue of his or her position and all other relevant information material to these actions.

          Duty of loyalty. The duty of loyalty generally requires an office holder to act in good faith and for the benefit of the company. Specifically, an office holder must avoid any conflict of interest between the office holder’s position in the company and his or her other positions or personal affairs. In addition, an office holder must avoid competing against the company or exploiting any business opportunity of the company for his or her own benefit or the benefit of others. An office holder must also disclose to the company any information or documents relating to the company’s affairs that the office holder has received due to his or her position in the company. A company may approve any of the acts mentioned above provided that all the following conditions apply: the office holder acted in good faith and neither the act nor the approval of the act prejudices the good of the company, and the office holder disclosed the essence of his or her personal interest in the act, including any substantial fact or document, a reasonable time before the date for discussion of the approval.

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

          Compensation. Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the board of directors and, in certain cases, the prior approval of the audit committee. Arrangements as to compensation of directors also require audit committee and shareholder approval.

          Disclosure of personal interest. The Companies Law requires that an office holder promptly disclose any personal interest that he or she may have, and all related material information known to him or her, in connection with any existing or proposed transaction by the company. A “personal interest” of an office holder, as defined in the Companies Law, includes a personal interest of the office holder’s relative or a corporation in which the office holder or the office holder’s relative is a 5% or greater shareholder, director or general manager or has the right to appoint at least one director or the general manager. “Personal interest” does not apply to a personal interest stemming merely from holding shares in the company.

          The office holder must make the disclosure of his personal interest no later than the first meeting of the company’s board of directors that discusses the particular transaction. The office holder’s duty to disclose shall not apply in the event that the personal interest only results from a personal interest of the office holder’s relative in a transaction that is not an “extraordinary transaction”. The Companies Law defines an “extraordinary transaction” as a transaction not in the ordinary course of business, not on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities, and a “relative” as a spouse, sibling, parent, grandparent, descendent, spouse’s descendant and the spouse of any of the foregoing.

          Approvals. For a transaction that is not an extraordinary transaction, under the Companies Law, once the office holder complies with the above disclosure requirement, the board of directors is authorized to approve the transaction, unless the articles of association provide otherwise. Our articles of association do not provide otherwise. Such approval must determine that the transaction is not adverse to the company’s interest. If the transaction is an extraordinary transaction, or if it concerns exculpation, indemnification or insurance of an office holder, then it also must be approved by the company’s audit committee and board of directors, and, under certain circumstances, by the shareholders of the company. An office holder who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee generally may not be present at this meeting or vote on this matter unless a majority of the board of directors or the audit committee has a personal interest in the matter. If a majority of the board of directors or the audit committee has a personal interest in the transaction, shareholder approval also would be required.

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

          Approval of the audit committee, the board of directors and our shareholders, in that order, is required for:

•	extraordinary transactions, including a private placement, with a controlling shareholder or in which a controlling shareholder has a personal interest; and

•	the terms of compensation or employment of a controlling shareholder or his or her relative, as an officer holder or employee of our company.

          The shareholders approval must include the majority of shares voted at the meeting. In addition to the majority vote, the shareholder approval must satisfy either of two additional tests:

•	the majority includes at least one-third of the shares voted by shareholders who have no personal interest in the transaction; or

•

the total number of shares, other than shares held by the disinterested shareholders, that voted against the approval of the transaction does not exceed 1% of the aggregate voting rights of our company.

          Under the Companies Law, a shareholder has a duty to act in good faith and in a customary manner towards the company and other shareholders, and to refrain from abusing his or her power in the company, including when voting in a shareholders meeting or in a class meeting on matters such as the following:

•	an amendment to our articles of association;

•	an increase in our authorized share capital;

•	a merger; or

•	approval of related party transactions that require shareholder approval.

          In addition, any controlling shareholder, any shareholder who knows that he or she possesses the power to determine the outcome of a shareholders meeting or a shareholders class meeting and any shareholder who has the power to prevent the appointment of an office holder, is under a duty to act with fairness towards the company. The Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking into account the position in the company of those who breached the duty of fairness.

Insurance, Indemnification and Exculpation of Directors and Officers; Limitations on Liability

Insurance of Office Holders

          The Companies Law permits a company, if permitted by its articles of association, to insure an office holder in respect of liabilities incurred by the office holder as a result of:

•	the breach of his or her duty of care to the company or to another person, or

•	the breach of his or her duty of loyalty to the company, to the extent that the office holder acted in good faith and had reasonable cause to believe that the act would not prejudice the company.

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

Indemnification of Office Holders

          Under the Companies Law, a company can, if permitted by its articles of association, indemnify an office holder for any of the following obligations or expenses incurred in connection with his or her acts or omissions as an office holder:

•	monetary liability imposed upon the office holder in favor of other persons pursuant to a court judgment, including a compromise judgment or an arbitrator’s decision approved by a court;

•

reasonable litigation expenses, including attorney’s fees, incurred by the office holder as a result of an investigation or proceeding instituted against the office holder by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any financial liability in lieu of criminal proceedings, or concluded without the filing of an indictment against the office holder and a financial liability was imposed on the office holder in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and either:

•	no financial liability was imposed on the office holder in lieu of criminal proceedings, or

•	financial liability was imposed on the office holder in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent, and

•	reasonable litigation expenses, including attorneys’ fees, actually incurred by the office holder or imposed upon the office holder by a court,

•	in an action brought against the office holder by the company, on behalf of the company or on behalf of a third party;

•	in a criminal action in which the office holder is found innocent; or

•	in a criminal action in which the office holder is convicted but in which proof of criminal intent is not required.

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

          On July 6, 2006, we completed the acquisition of Nuera, which became our wholly-owned subsidiary. Under the acquisition agreement, Nuera was acquired for a purchase price of $82.5 million in cash, subject to reduction for certain expenses.

          On August 14, 2006, we completed the acquisition of Netrake, which became our wholly-owned subsidiary. Under the definitive agreement, Netrake was acquired for a purchase price of $13.8 million in cash.

          In April 2007, we acquired the remaining outstanding common stock of CTI Squared Ltd. Prior to this acquisition, we had an investment in CTI Squared in the amount of $1.6 million. In consideration for the acquisition, we paid $4.9 million in cash at the closing of the transaction in April 2007 and committed to pay an additional $5.0 million by April, 2008. In February 2008, we paid the additional amount of $5.0 million.

          In April 2008, we entered into a loan agreement with First International Bank of Israel that provides for borrowings in the aggregate amount of $15 million. See Item 5B of this Annual Report on Form 20-F for a summary of the loan agreement.

D.	EXCHANGE CONTROLS

          Non-residents of Israel who own our ordinary shares may freely convert all amounts received in Israeli currency in respect of such ordinary shares, whether as a dividend, liquidation distribution or as proceeds from the sale of the ordinary shares, into freely-repatriable non-Israeli currencies at the rate of exchange prevailing at the time of conversion (provided in each case that the applicable Israeli income tax, if any, is paid or withheld).

          Since January 1, 2003, all exchange control restrictions on transactions in foreign currency in Israel have been eliminated, although there are still reporting requirements for foreign currency transactions. Legislation remains in effect, however, pursuant to which currency controls may be imposed by administrative action at any time.

          The State of Israel does not restrict in any way the ownership or voting of our ordinary shares by non-residents of Israel, except with respect to subjects of countries that are in a state of war with Israel.

E	TAXATION

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

Israeli Tax Considerations

General Corporate Tax Structure

          Israeli companies were generally subject to corporate tax at the rate of 29% of their taxable income in 2007. Pursuant to tax reform legislation that came into effect in 2005, the corporate tax rate is to undergo further staged reductions to 25% by the year 2010. In order to implement these reductions, the corporate tax rate in Israel is scheduled to decline to 27% in 2008 and 26% in 2009. However, the effective tax rate payable by a company that derives income from an approved enterprise (as discussed below) may be considerably less.

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

          A company owning an approved enterprise may elect to receive either governmental grants or an alternative package of tax benefits. Under the alternative package, a company’s undistributed income derived from an approved enterprise will be exempt from corporate tax for a period of two to ten years (depending on the geographic location of the approved enterprise within Israel). The exemption commences in the first year of taxable income, and the company is taxed at a reduced corporate rate of 10% to 25% for the following five to eight years, depending on the extent of foreign shareholders’ ownership of the company’s ordinary shares. The benefits period is limited to twelve years from completion of the investment under the approved plan or fourteen years from the date of approval, whichever is earlier (these limits do not apply to the exemption period). A Foreign Investors Company, or FIC, defined in the Investment Law as a company of which more than 25% of its shareholders are non-Israeli residents, may enjoy benefits for a period of up to ten years, or twelve years if it complies with certain export criteria stipulated in the Investment Law (the actual length of the benefits period is graduated based on the percentage of foreign ownership).

          We have elected the alternative package of tax exemptions and reduced tax rates for our production facilities that have received Approved Enterprise status. Accordingly, income derived from these facilities is generally entitled to a tax-exemption period of two years and a reduced corporate tax rate of 10% to 25% for an additional period of five to eight years, based on our percentage of foreign investment. The tax benefits for our existing Approved Enterprise programs are scheduled to gradually expire by 2013. The period of tax benefits for each capital investment plan expires upon the earlier of: (1) twelve years from completion of the investment under the approved plan, or (2) fourteen years from receipt of approval (these limits do not apply to the exemption period).

          Out of our retained earnings as of December 31, 2007, approximately $540,000 are tax-exempt. If we were to distribute this tax-exempt income before our complete liquidation, it would be taxed at the reduced corporate tax rate applicable to these profits (10% to 25%), and an income tax liability of up to approximately $135,000 would be incurred. Our board of directors has currently determined that we will not distribute any amounts of our undistributed tax exempt income as dividend. We intend to reinvest our tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to our Approved Enterprise.

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

          Future approved enterprises will be reviewed separately, and the decisions whether to approve or reject a designation as an approved enterprise or privileged enterprise will be based, among other things, on the criteria set forth in the Investment Law and related regulations (as amended in April 2005 as described below), the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the company. Accordingly, there can be no assurance that any new investment programs will be approved as approved enterprises. In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of conditions stipulated in the Investment Law and related regulations and the criteria set forth in the specific certificate of approval. In the event that a company does not meet these conditions, it will be subject to corporate tax at the rate then in effect under Israeli law for such tax year. As of December 31, 2007, management believes that we meet all of the aforementioned conditions.

          On April 1, 2005, an amendment to the law came into effect (the “Amendment”) and has significantly changed the provisions of the law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

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

          The terms of the Israeli government participation require that products developed with OCS grants must generally be manufactured in Israel. If we receive OCS approval for any portion of this manufacturing to be performed outside of Israel, the royalty rate would be increased and the repayment schedule would be accelerated, based on the extent of the manufacturing conducted outside of Israel. Depending upon the extent of the manufacturing volume that is performed outside of Israel, the ceiling on royalties would increase to 120%, 150% or 300% of the grant. Under an amendment to the Research Law effective since 2005, the authority of the Research Committee to approve the transfer of manufacture outside of Israel was expanded.

          The technology developed pursuant to the terms of these grants may not be transferred to third parties without the prior approval of the Research Committee. This approval is required only for the export of the technology, and not for the export of any products that incorporate the sponsored technology. Approval of the transfer of technology may be granted only if the recipient agrees to abide by all the provisions of the Research Law, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. The 2005 amendment to the Research Law granted authority to the Research Committee to approve the transfer of sponsored technology outside of Israel, subject to various conditions.

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

Tax Benefits Under the Law for the Encouragement of Industry (Taxation), 1969

          According to the Law for the Encouragement of Industry (Taxation), 1969, or the Industry Encouragement Law, an “industrial company” is a company resident in Israel, that at least 90% of its income, in any tax year (determined in Israeli currency, exclusive of income from certain government loans, capital gains, interest and dividends) is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity. We currently believe that we qualify as an industrial company within the definition of the Industry Encouragement Law. Under the Industry Encouragement Law, industrial companies are entitled to the following preferred corporate tax benefits:

•	deduction of purchases of know-how and patents over an eight-year period for tax purposes;

•	the right to elect, under specified conditions, to file a consolidated tax return with related Israeli industrial companies; and

•	accelerated depreciation rates on equipment and buildings; and

•

deductions over a three-year period of expenses involved with the issuance and listing of shares on the Tel Aviv Stock Exchange or, on or after January 1, 2003, on a recognized stock market outside of Israel.

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

Tax on Dividends

          Non-residents of Israel are subject to Israeli income tax on income accrued or derived from sources in Israel or received in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. Generally, on distributions of dividends, other than bonus shares and stock dividends, income tax at the rate of 25% is withheld at the source (except that dividends distributed on or after January 1, 2006 to an individual who is deemed “a non-substantial shareholder” are subject to tax at the rate of 20%), unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty United States Resident will be 25%, however that tax rate is reduced to 12.5% for dividends not generated by an approved enterprise to a corporation which holds 10% or more of the voting power of our company during a certain period preceding distribution of the dividend. Dividends derived from an approved enterprise will still be subject to 15% tax withholding.

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

United States Tax Considerations

United States Federal Income Taxes

          The following summary describes the material U.S. federal income tax consequences to “U.S. Holders” (as defined below) arising from the acquisition, ownership and disposition of our ordinary shares. This summary is based on the Internal Revenue Code of 1986, as amended, or the “Code,” the final, temporary and proposed U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change (possibly with retroactive effect) or different interpretations. For purposes of this summary, a “U.S. Holder” will be deemed to refer only to any of the following holders of our ordinary shares:

•	an individual who is either a U.S. citizen or a resident of the U.S. for U.S. federal income tax purposes;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the U.S. or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income tax regardless of the source of its income; and

•

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

Distributions With Respect to Our Ordinary Shares

          For U.S federal income tax purposes, the amount of a distribution with respect to our ordinary shares will equal the amount of cash distributed, the fair market value of any property distributed and the amount of any Israeli taxes withheld on such distribution as described above under “Israeli Tax Considerations – Tax on Dividends.” Other than distributions in liquidation or in redemption of our ordinary shares that are treated as exchanges, a distribution with respect to our ordinary shares to a U.S. Holder generally will be treated as a dividend to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution that exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis in its ordinary shares (but not below zero), and then generally as capital gain from a deemed sale or exchange of such ordinary shares. Corporate U.S. Holders generally will not be allowed a deduction under Section 243 of the Code for dividends received on our ordinary shares and thus will be subject to tax at the rate applicable to their taxable income. Currently, a noncorporate U.S. Holder’s “qualified dividend income” generally is subject to tax at a rate of 15%. For this purpose, “qualified dividend income” generally includes dividends paid by a foreign corporation if, among other things, the noncorporate U.S. Holder meets certain minimum holding period requirements and either (a) the stock of such corporation is readily tradable on an established securities market in the U.S., including the Nasdaq National Market, or (b) such corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The U.S. Secretary of the Treasury has indicated that the income tax treaty between the U.S. and Israel is satisfactory for this purpose. Dividends paid by us will not qualify for the 15% U.S. federal income tax rate, however, if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes. See the discussion below under the heading “Passive Foreign Investment Company Status.” U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of their receipt of any distributions with respect to our ordinary shares.

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

Disposition of Our Ordinary Shares

          Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder’s sale, exchange or other taxable disposition of our ordinary shares generally will result in the recognition by such U.S. Holder of capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis in the ordinary shares disposed of (measured in U.S. dollars). This gain or loss will be long-term capital gain or loss if such ordinary shares have been held or are deemed to have been held for more than one year at the time of the disposition. Individual U.S. Holders currently are subject to a maximum tax rate of 15% on long-term capital gains recognized during tax years beginning on or before December 31, 2010. If the U.S. Holder’s holding period on the date of the taxable disposition is one year or less, such gain or loss will be a short-term capital gain or loss. Short-term capital gains generally are taxed at the same rates applicable to ordinary income. See “Israeli Tax Considerations – Capital Gains Tax” for a discussion of taxation by Israel of capital gains realized on sales of our ordinary shares. Any capital loss realized upon the taxable disposition of our ordinary shares generally will be deductible only against capital gains and not against ordinary income, except that noncorporate U.S. Holders generally may deduct annually from ordinary income up to $3,000 of net capital losses. In general, any capital gain or loss recognized by a U.S. Holder upon the taxable disposition of our ordinary shares will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes. However, under the tax treaty between the United States and Israel, gain derived from the taxable disposition of ordinary shares by a U.S. Holder who is a resident of the U.S. for purposes of the treaty and who sells the ordinary shares within Israel may be treated as foreign-source income for U.S. foreign tax credit purposes.

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

          Based on the composition of our gross income and the composition and value of our gross assets during 2004, 2005, 2006 and 2007, we do not believe that we were a PFIC during any of such tax years. It is likely, however, that under the asset valuation method described in the legislative history of the 1997 Act, we would have been classified as a PFIC in 2001, 2002 and 2003 primarily because (a) a significant portion of our assets consisted of the remaining proceeds of our two public offerings of ordinary shares in 1999, and (b) the public market valuation of our ordinary shares during such years was relatively low. There can be no assurance that we will not be deemed a PFIC in any future tax year.

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

          If we are treated as a PFIC for U.S. federal income tax purposes for any year during a U.S. Holder’s holding period of our ordinary shares and the U.S. Holder does not make a QEF Election or a “mark-to-market” election (both as described below):

•

“Excess distributions” by us to the U.S. Holder would be taxed in a special way. “Excess distributions” with respect to any U.S. Holder are amounts received by such U.S. Holder with respect to our ordinary shares in any tax year that exceed 125% of the average distributions received by such U.S. Holder from us during the shorter of (i) the three previous years, or (ii) such U.S. Holder’s holding period of our ordinary shares before the then-current tax year. Excess distributions must be allocated ratably to each day that a U.S. Holder has held our ordinary shares. Thus, the U.S. Holder would be required to include in its gross income amounts allocated to the current tax year as ordinary income for that year, pay tax on amounts allocated to each prior tax year in which we were a PFIC at the highest rate on ordinary income in effect for such prior year and pay an interest charge on the resulting tax at the rate applicable to deficiencies of U.S. federal income tax.

•	The entire amount of any gain realized by the U.S. Holder upon the sale or other disposition of our ordinary shares also would be treated as an “excess distribution” subject to tax as described above.

•

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

          A U.S. Holder who beneficially owns shares of a PFIC must file U.S. Internal Revenue Service Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with the U.S. Internal Revenue Service for each tax year in which such U.S. Holder holds shares in a PFIC. Once properly completed, this form describes any distributions received with respect to these shares and any gain realized upon the disposition of these shares.

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

          A U.S. Holder may make a QEF Election with respect to a PFIC for any tax year. A QEF Election is effective for the tax year in which the election is made and all subsequent tax years of the U.S. Holder. Procedures exist for both retroactive elections and the filing of protective statements. A U.S. Holder making the QEF Election must make the election on or before the due date, as extended, for the filing of its U.S. federal income tax return for the first tax year to which the election will apply. A U.S. Holder must make a QEF Election by completing U.S. Internal Revenue Service Form 8621 and attaching it to its U.S. federal income tax return, and must satisfy additional filing requirements each year the election remains in effect. Upon a U.S. Holder’s request, we will provide to such U.S. Holder the information required to make a QEF Election and to make subsequent annual filings.

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

F	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

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

          As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. We have an exemption from Nasdaq’s requirement to send an annual report to shareholders prior to our annual general meetings. We file annual reports on Form 20-F electronically with the SEC and post a copy on our website, www.audiocodes.com.

I.	SUBSIDIARY INFORMATION

Not applicable.

	ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          We are exposed to financial market risk associated with changes in foreign currency exchange rates. To mitigate these risks, we use derivative financial instruments. The majority of our revenues and expenses are generated in U.S. dollars. A portion of our expenses, however, is denominated in NIS. In order to protect ourselves against the volatility of future cash flows caused by changes in foreign exchange rates, we use currency forward contracts and currency options. We hedge the part of our forecasted expenses denominated in NIS. If our currency forward contracts and currency options meet the definition of a hedge, and are so designated, changes in the fair value of the contracts will be offset against changes in the fair value of the hedged assets or liabilities through earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change. Our hedging program reduces, but does not eliminate, the impact of foreign currency rate movements and due to the general economic slowdown along with the devaluation of the dollar, our results of operations may be adversely affected.

          Our investment portfolio includes held to maturity marketable securities. The contractual cash flows of these investments are either agencies of the U.S. government that have implied guaranty by the U.S. government or were issued by highly rated corporations. As of December 31, 2007, the securities in our portfolio were rated at least as A. Securities representing about 35% of the portfolio are rated as AAA. The recent declines in interest rates may reduce our interest income.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

          Our management, with the participation of its chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in 13a-15(e) under the Securities Exchange Act) as of December 31, 2007. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were (i) designed to ensure that material information relating to us, including our consolidated subsidiaries, is made known to our management, including our chief executive officer and chief financial officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared and (ii) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

Management’s Annual Report on Internal Control Over Financial Reporting

          Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of our records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;

•	provide reasonable assurance that our transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles;

•	provide reasonable assurance that our receipts and expenditures are made only in accordance with authorizations of our management and board of directors (as appropriate); and

•	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

          Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

          Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the framework for Internal Control - Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment under that framework and the criteria established therein, our management concluded that the Company’s internal control over financial reporting were effective as of December 31, 2007.

Attestation Report of the Registered Public Accounting Firm

          This annual report includes an attestation report of our registered public accounting firm regarding internal control over financial reporting on page F-3 of our audited consolidated financial statements set forth in “Item 18 - Financial Statements”, and is incorporated herein by reference.

Changes in Internal Control Over Financial Reporting

          There were no changes in our internal controls over financial reporting identified with the evaluation thereof that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

          Our Board of Directors has determined that Joseph Tenne is an “audit committee financial expert” as defined in Item 16A of Form 20-F and is “independent” as defined in the applicable regulations.

ITEM 16B.	CODE OF ETHICS

          We have adopted a Code of Conduct and Business Ethics that applies to our chief executive officer, chief financial officer and other senior financial officers. This Code has been posted on our website, www.audiocodes.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

          Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has served as our independent public accountants for each of the years in the three-year period ended December 31, 2007. The following table presents the aggregate fees for professional audit services and other services rendered by Kost Forer Gabbay & Kasierer in 2006 and 2007.

	Year Ended December 31 (Amounts in thousands)

	2006	2007

Audit Fees	$191	$331
Audit Related Fees	315	21
Tax Fees	129	94

Total	$635	$446

          Audit Fees consist of fees billed for the annual audit of the company’s consolidated financial statements and the statutory financial statements of the company. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include services rendered for the integrated audit over internal controls as required under Section 404 of the Sarbanes-Oxley Act applicable in 2007, the provision of consents and the review of documents filed with the SEC.

          Audit Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the company’s financial statements and include operational effectiveness of systems. They also include fees billed for other services in connection with merger and acquisition due diligence.

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

          The Audit Committee pre-approves fee levels annually for the audit services., Non-audited services are pre-approved as required. The Chairman of the audit committee may approve non-audit services of up to $25,000 and then request the audit committee to ratify his decision.

          During 2007, no services provided to AudioCodes by Kost Forer Gabbay & Kasierer were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 to F-68 hereto.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit

1.1	Memorandum of Association of Registrant.*†

1.2	Articles of Association of Registrant, as amended.**

2.1	Indenture, dated November 9, 2004, between AudioCodes Ltd. and U.S. Bank National Association, as Trustee, with respect to the 2.00% Senior Convertible Notes due 2024.****

4.1	AudioCodes Ltd. 1997 Key Employee Option Plan (C).*

Exhibit No.	Exhibit

4.2	AudioCodes Ltd. 1997 Key Employee Option Plan, Qualified Stock Option Plan—U.S. Employees (D).*

4.3	Founder’s Agreement between Shabtai Adlersberg and Leon Bialik, dated January 1, 1993.*†

4.4	License Agreement between AudioCodes Ltd. and DSP Group, Inc., dated as of May 6, 1999.*†

4.5	Lease Agreement between AudioCodes Inc. and Spieker Properties, L.P., dated January 26, 2000.**

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

4.7	AudioCodes Ltd. 1997 Key Employee Option Plan (D).*

4.8	AudioCodes Ltd. 1997 Key Employee Option Plan (E).*

4.9	AudioCodes Ltd. 1999 Key Employee Option Plan (F), as amended.***

4.10	AudioCodes Ltd. 1997 Key Employee Option Plan, Qualified Stock Option Plan—U.S. Employees (E).*

4.11	AudioCodes Ltd. 1999 Key Employee Option Plan, Qualified Stock Option Plan—U.S. Employees (F).***

4.12	AudioCodes Ltd. 2001 Employee Stock Purchase Plan—Global Non U.S., as amended. §

4.13	AudioCodes Ltd. 2001 U.S. Employee Stock Purchase Plan, as amended.§

4.13a	AudioCodes Ltd. 2007 U.S. Employee Stock Purchase Plan.§§§§§§

4.14	Lease Agreement between AudioCodes Ltd. and Nortel Networks (Marketing and Sales) Israel Ltd., effective as of December 31, 2002.**†

4.15	Sublease Agreement between AudioCodes USA, Inc. and Continental Resources, Inc., dated December 30, 2003.§§

Exhibit No.	Exhibit

4.16	Stock Purchase Agreement by and among AudioCodes Ltd., AudioCodes Inc., Ai-Logix, Inc. and AI Technologies N.V, dated as of May 12, 2004.§§

4.17	OEM Purchase and Sale Agreement No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of April 28, 2003 *****§§

4.18	Amendment No. 1 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of May 1, 2003 *****§§

4.19	Purchase and Sale Agreement by and among Nortel Networks, Ltd., AudioCodes Inc. and AudioCodes Ltd., dated as of April 7, 2003.§§

4.20

Purchase Agreement, dated as of November 9, 2004, between AudioCodes Ltd. and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Lehman Brothers Inc., as representatives of the initial purchasers of AudioCodes’ 2.00% Senior Convertible Notes due 2024.****

4.21	Amendment No. 2 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of January 1, 2005 *****§§§

4.22	Amendment No. 3 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of February 15, 2005 *****§§§

4.23	Amendment No. 5 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of January 1, 2005 *****§§§

4.24	Amendment No. 6 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of April 1, 2005 §§§

4.25	Lease Agreement between AudioCodes Inc. and CA-Gateway Office Limited Partnership, effective as of December, 2004. §§§

4.26	Amendment No. 4 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of April 28, 2005 ***** §§§§

4.27

Agreement and Plan of Merger, dated as of May 16, 2006, among AudioCodes Ltd., AudioCodes, Inc., Green Acquisition Corp., Nuera Communications, Inc. and Robert Wadsworth, as Sellers’ Representative. §§§§

4.28	Building and Tenancy Lease Agreement, dated May 11, 2007, by and between Airport City Ltd. and AudioCodes Ltd. †§§§§§

Exhibit No.	Exhibit

4.29	Agreement and Plan of Merger, dated as of July 6, 2006, by and among AudioCodes Ltd., AudioCodes, Inc., Violet Acquisition Corp., Netrake Corporation and Will Kohler, as Sellers’ Representative.§§§§§

4.30	Series E Preferred Share Purchase Agreement, dated as of November 13, 2005, by and between CTI Squared Ltd. and AudioCodes Ltd.§§§§§

4.31	Amended and Restated Second Option Agreement, dated as of October 6, 2006, by and among CTI Squared Ltd., AudioCodes Ltd. and each of the other parties thereto.§§§§§

4.32	Amendment No. 7 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd. and Nortel Networks Ltd., dated as of December 15, 2006.§§§§§

4.33	Endorsement and Transfer of Rights Agreement, dated March 29, 2007, by and between Nortel Networks (Sales and Marketing) Ltd. Israel and AudioCodes Ltd. †§§§§§

4.34	Amendment No. 9 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd. and Nortel Networks Ltd., dated as of October 30, 2007.#

4.35	Letter Agreements, dated April 30, 2008 between First International Bank of Israel, as lender, and AudioCodes Ltd., as borrower. †

8.1	Subsidiaries of the Registrant.

12.1	Certification of Shabtai Adlersberg, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Nachum Falek, Vice President and Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

15.2	Consent of Squar, Milner, Peterson, Miranda and Williamson, LLP.

*	Incorporated herein by reference to Registrant’s Registration Statement on Form F-1 (File No. 333-10352).

†	English summary of Hebrew original.

‡	Incorporated herein by reference to Registrant’s Registration Statement on Form S-8 (File No. 333-13268).

§	Incorporated herein by reference to Registrant’s Registration Statement on Form S-8 (File No. 333-144823).

**	Incorporated herein by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2000.

***	Incorporated herein by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2002.

****	Incorporated by reference herein to Registrant’s Registration Statement on Form F-3 (File No. 333-123859).

*****

Confidential treatment has been granted for certain portions of the indicated document. The confidential portions have been omitted and filed separately with the Securities and Exchange Commission as required by Rule 24b-2 promulgated under the Securities Exchange Act of 1934.

§§	Incorporated herein by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2003.

§§§	Incorporated herein by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2004.

§§§§	Incorporated herein by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2005.

§§§§§	Incorporated herein by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2006.

§§§§§§	Incorporated by reference to Registrant’s Registration Statement on Form S-8 (File No. 333-144825).

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

Nachum Falek
Vice President Finance and
Chief Financial Officer

Date: June 24, 2008

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

AUDIOCODES LTD. AND ITS SUBSIDIARIES

AS OF DECEMBER 31, 2007

IN U.S. DOLLARS

NATURAL SPEECH COMMUNICATION LTD.

AS OF DECEMBER 31, 2007

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and Shareholders of

AudioCodes LTD. and its subsidiaries

          We have audited the accompanying consolidated balance sheets of AudioCodes Ltd. (“the Company”) and its subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of a wholly-owned subsidiary, which statements reflect total assets of 2% as of December 31, 2006, and total revenues of 5% for the period from July 6, 2006 through December 31, 2006. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for this subsidiary, is based solely on the report of the other auditors.

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

          In our opinion and the opinion of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2006 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States.

          As discussed in Note 2r to the consolidated financial statements, in 2007 the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109”, effective January 1, 2007. As discussed in Note 2v to the consolidated financial statements, in 2006 the Company adopted Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment”, as revised, effective January 1, 2006.

          We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company and subsidiaries’ internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 22, 2008 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June, 22, 2008	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

AudioCodes LTD. and its subsidiaries

          We have audited AudioCodes Ltd’s (“AudioCodes” or “the Company”) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). AudioCodes’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

          A Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

          In our opinion, AudioCodes maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

          We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AudioCodes and its subsidiaries as of December 31, 2006 and 2007 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007 and our report dated June 22, 2008 expressed an unqualified opinion thereon. We did not audit the financial statements of a wholly-owned subsidiary, which statements reflect total assets of 2% as of December 31, 2006, and total revenues of 5% for the period from July 6, 2006 through December 31, 2006. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for this subsidiary, is based solely on the report of the other auditors.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 22, 2008	A Member of Ernst & Young Global

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2006	2007

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$25,171	$75,063
Short-term bank deposits and structured notes	28,658	18,065
Short-term marketable securities and accrued interest	29,422	17,244
Trade receivables (net of allowance for doubtful accounts of $854 and $521 at December 31, 2006 and 2007, respectively)	30,501	25,604
Other receivables and prepaid expenses	3,309	6,592
Deferred tax assets	1,282	1,001
Inventories	16,093	18,736

Total current assets	134,436	162,305

LONG-TERM ASSETS:
Long-term bank deposits and structured notes	30,435	32,670
Long-term marketable securities	19,942	—
Investment in companies	3,999	1,343
Deferred tax assets	2,460	1,057
Severance pay funds	7,231	9,799

Total long-term assets	64,067	44,869

PROPERTY AND EQUIPMENT, NET	7,847	7,094

INTANGIBLE ASSETS, DEFERRED CHARGES AND OTHER, NET	21,853	19,007

GOODWILL	108,853	111,212

Total assets	$337,056	$344,487

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,

	2006	2007

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$7,522	$8,849
Deferred tax liabilities	1,321	—
Other payables and accrued expenses	28,139	28,780

Total current liabilities	36,982	37,629

LONG-TERM LIABILITIES:
Deferred tax liabilities	6,459	—
Accrued severance pay	7,915	11,168
Senior convertible notes	121,015	121,198

Total long-term liabilities	135,389	132,366

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY:
Share capital -
Ordinary shares of NIS 0.01 par value - Authorized: 100,000,000 at December 31, 2006 and 2007; Issued: 46,051,867 shares at December 31, 2006 and 47,031,691 shares at December 31, 2007; Outstanding: 42,109,728 shares at December 31, 2006 and 43,089,552 shares at December 31, 2007	131	133
Additional paid-in capital	149,205	161,970
Treasury stock	(11,320)	(11,320)
Accumulated other comprehensive income	122	1,047
Retained earnings	26,547	22,662

Total shareholders’ equity	164,685	174,492

Total liabilities and shareholders’ equity	$337,056	$344,487

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,

	2005	2006	2007

Revenues	$115,827	$147,353	$158,235
Cost of revenues	46,993	61,242	69,185

Gross profit	68,834	86,111	89,050

Operating expenses:
Research and development, net	24,415	35,416	40,706
Selling and marketing	25,944	37,664	42,900
General and administrative	6,004	8,766	9,637

Total operating expenses	56,363	81,846	93,243

Operating income (loss)	12,471	4,265	(4,193)
Financial income, net	2,457	3,817	2,670

Income (loss) before taxes on income	14,928	8,082	(1,523)
Taxes on income, net	799	289	1,265
Equity in losses of affiliated companies, net	693	916	1,097

Net income (loss)	$13,436	$6,877	$(3,885)

Basic net earnings (loss) per share	$0.33	$0.16	$(0.09)

Diluted net earnings (loss) per share	$0.31	$0.16	$(0.09)

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Treasury stock	Deferred stock compensation	Accumulated other comprehensive income	Retained earnings	Total comprehensive income (loss)	Total shareholders’ equity

Balance as of January 1, 2005	$126	$126,700	$(11,320)	$(108)	$353	$6,234		$121,985

Issuance of shares upon exercise of options and employee stock purchase plan	2	3,916	—	—	—	—		3,918
Amortization of deferred stock compensation	—	—	—	36	—	—		36
Comprehensive income, net:
Unrealized loss on forward contracts, net	—	—	—	—	(269)	—	$(269)	(269)
Net income	—	—	—	—	—	13,436	13,436	13,436

Total comprehensive income, net							$13,167

Balance as of December 31, 2005	128	130,616	(11,320)	(72)	84	19,670		139,106

Issuance of shares upon exercise of options and employee stock purchase plan	3	9,178	—	—	—	—		9,181
Stock compensation related to options granted to employees	—	8,707	—	—	—	—		8,707
Excess tax benefit from net operating loss utilization	—	776	—	—	—	—		776
Reclassification of deferred stock compensation due to implementation of SFAS 123R	—	(72)	—	72	—	—
Comprehensive income, net:
Unrealized gain on forward contracts, net	—	—	—	—	38	—	$38	38
Net income	—	—	—	—	—	6,877	6,877	6877

Total comprehensive income, net							$6,915

Balance as of December 31, 2006	131	149,205	(11,320)	—	122	26,547		164,685

Issuance of shares upon exercise of options and employee stock purchase plan	2	4,798	—	—	—	—		4,800
Stock compensation related to options granted to employees	—	7,967	—	—	—	—		7,967
Comprehensive income, net:
Unrealized gains on foreign currency cash flow hedges	—	—	—	—	925	—	$925	925
Net loss	—	—	—	—	—	(3,885)	(3,885)	(3,885)

Total comprehensive loss, net							$(2,960)

Balance as of December 31, 2007	$133	$161,970	$(11,320)	$—	$1,047	$22,662		$174,492

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2005	2006	2007

Cash flows from operating activities:
Net income (loss)	$13,436	$6,877	$(3,885)
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,369	5,543	7,789
Amortization of marketable securities premiums and accretion of discounts, net	143	225	39
Equity in losses of affiliated companies, net	693	916	1,097
Stock-based compensation expenses	36	8,707	7,967
Amortization of senior convertible notes discount and deferred charges	198	199	203
Increase in accrued interest on marketable securities, bank deposits and structured notes	(736)	(130)	(519)
Decrease (increase) in deferred tax assets, net	(2,033)	(1,001)	2,390
Decrease (increase) in trade receivables, net	(3,520)	(9,751)	5,014
Decrease (increase) in other receivables and prepaid expenses	57	1,457	(1,504)
Increase in inventories	(1,503)	(1,954)	(2,643)
Increase (decrease) in trade payables	1,233	(2,671)	1,263
Increase (decrease) in other payables and accrued expenses	1,914	(2,005)	(5,181)
Increase in accrued severance pay, net	41	203	356
Other	(12)	15	—

Net cash provided by operating activities	13,316	6,630	12,386

Cash flows from investing activities:
Investments in affiliated companies	(1,318)	(3,453)	(1,003)
Short-term loan to unrelated Company	(350)	—	—
Purchase of property and equipment	(2,393)	(3,067)	(2,629)
Proceeds from sale of property and equipment	96	—	—
Investment in short-term and long-term bank deposits	(33,969)	(20,000)	(29,065)
Proceeds from sale of short-term bank deposits	3,969	51,300	28,700
Investment in structured notes	(20,000)	—	—
Proceeds from structured notes called by the issuer	10,000	—	10,000
Investment in short-term and long-term marketable securities	(59,060)	—	—
Proceeds from marketable securities held to maturity	—	9,000	31,600
Proceeds from sale of held-to-maturity marketable securities	—	979	—
Additional payment for the acquisition of AudioCodes USA Inc.	(10,000)	—	—
Payment for acquisition of Nuera Communication Inc. (1)	—	(82,520)	—
Payment for acquisition of Netrake Corporation. (2)	—	(13,836)	—
Payment for acquisition of CTI Squared Ltd (“CTI[2]”) (3)	—	—	(4,897)

Net cash provided by (used in) investing activities	(113,025)	(61,597)	32,706

Cash flows from financing activities:
Issuance costs for senior convertible notes	(84)	—	—
Proceeds from issuance of shares upon exercise of options and employee stock purchase plan	3,918	9,181	4,800

Net cash provided by financing activities	3,834	9,181	4,800

Increase (decrease) in cash and cash equivalents	(95,875)	(45,786)	49,892
Cash and cash equivalents at the beginning of the year	166,832	70,957	25,171

Cash and cash equivalents at the end of the year	$70,957	$25,171	$75,063

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,

		2005	2006	2007

(1)	Payment for acquisition of Nuera Communication Inc.
	Net fair value of assets acquired and liabilities assumed of Nuera at the date of acquisition (see also Note 1b):
	Working capital, net (excluding cash and cash equivalents)	$—	$(6,728)	$—
	Technology	—	6,020	—
	Backlog	—	750	—
	Customer relationship	—	8,001	—
	Trade name	—	466	—
	Deferred tax liability	—	(6,176)	—
	Existing contracts	—	204	—
	Deferred tax assets	—	1,201	—
	Goodwill	—	78,782	—

		$—	$82,520	$—

(2)	Payment for acquisition of Netrake Corporation.
	Net fair value of assets acquired and liabilities assumed of Netrake at the date of acquisition (see also Note 1c)
	Working capital, net (excluding cash and cash equivalents)	$—	$(2)	$—
	Core technology	—	5,688	—
	Backlog	—	87	—
	Deferred tax liability	—	(2,310)	—
	Goodwill	—	10,373	—

		$—	$13,836	$—

(3)	Payment for acquisition of CTI Squared Ltd.
	Net fair value of assets acquired and liabilities assumed of CTI[2] at the date of acquisition (see also Note 1d):
	Working capital, net (excluding cash and cash equivalents)	$—	$—	$(7,519)
	Technology	—	—	1,530
	Backlog	—	—	41
	Goodwill	—	—	10,845

		$—	$—	$4,897

(4)	Supplemental disclosure of cash flow activities:
	Cash paid during the year for income taxes	$760	$1,237	$403

	Cash paid during the year for interest	$2,500	$2,500	$2,500

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Business overview:

AudioCodes Ltd. (“the Company”) and its subsidiaries (together “the Group”) designs, develops and markets products for voice, data and video over IP networks to service providers and channels (such as distributors), OEMs, network equipment providers and systems integrators.

The Company operates through its wholly-owned subsidiaries in the United States, United Kingdom, France, Germany, Italy, Russia, Argentina, Brazil, India, Singapore, Hong-Kong, Japan, Korea and Mexico.

b.	Acquisition of Nuera Communications Inc. (renamed: AudioCodes California Inc.):

On July 6, 2006, the Group acquired all of the outstanding common stock of Nuera Communications Inc, a leading provider of Voice over Internet Protocol (VoIP) infrastructure solutions for broadband and long distance with an extensive client base in North America as well as in Asia and Europe.

The Group paid $82,520 in cash at the closing of the transaction including acquisition costs in the amount of $2,376.

Nuera Communications Inc. became a wholly-owned subsidiary of AudioCodes Inc. and accordingly, its results of operations have been included in the consolidated financial statements of the Group since the acquisition date.

This acquisition was accounted for under the purchase method of accounting in accordance with Statement of Financial Accounting Standard No. 141 “Business Combinations” (SFAS 141).

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

Based upon an independent valuation of tangible and intangible assets acquired, the Group has allocated the total acquisition cost of Nuera Communication Inc.’s assets and liabilities as follows:

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

The value assigned to tangible assets, intangible assets and liabilities has been determined as follows:

Current assets and liabilities are recorded at their carrying amounts. The carrying amounts of current assets and liabilities were reasonable proxies for their fair value due to their short-term maturity. Property and equipment are presented at current replacement cost. The fair value of intangible assets was determined using the income approach.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

	c.	Acquisition of Netrake Corporation. (renamed: AudioCodes Texas Inc.):

On August 14, 2006, the Group acquired all of the outstanding common stock of Netrake Corporation, a leading provider of Session Border Controller (SBC) and Security Gateway solutions. SBC’S enable connectivity, policies and security for real-time applications such as VoIP and video when traversing IP to IP networks. Security Gateways enable secure real-time session across wifi, broadband and wireless networks in Field Mobile Convergence (FMC) deployments.

The Group paid $13,836 in cash at the closing of the transaction including acquisition costs in the amount of $649.

Netrake Corporation became a wholly-owned subsidiary of AudioCodes Inc. and accordingly, its results of operations have been included in the consolidated financial statements of the Group since the acquisition date.

This acquisition was accounted for under the purchase method of accounting in accordance with SFAS No. 141.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

Based upon an independent valuation of tangible and intangible assets acquired, the Group has allocated the total acquisition cost of Netrake Corporation’s assets and liabilities, as follows:

August 14, 2006

Trade receivables	$554
Inventories	1,646
Other receivables and prepaid expenses	311

2,511
Property and equipment	528

Total tangible assets acquired	3,039

Technology (five years useful life)	5,688
Backlog (two years useful life)	87
Goodwill	10,373

Total intangible assets acquired	16,148

Total tangible and intangible assets acquired	19,187

Trade payables	(1,127)
Deferred tax liability	(2,310)
Other current liabilities and accrued expenses	(1,914)

Total liabilities assumed	(5,351)

Net assets acquired	$13,836

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

The value assigned to tangible assets, intangible assets and liabilities has been determined as follows:

Current assets and liabilities are recorded at their carrying amounts. The carrying amounts of current assets and liabilities were reasonable proxies for their fair value due to their short-term maturity. Property and equipment are presented at current replacement cost. The fair value of intangible assets was determined using the income approach.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

	d.	Acquisition of CTI Squared Ltd.:

On April 1, 2007, the Group acquired the remaining outstanding common stock of CTI Squared Ltd (“CTI[2]”), a leading provider of enhanced messaging and communications platforms deployed globally by service providers and enterprises. CTI[2]’s platforms integrate data and voice messaging services over internet, intranet, PSTN, cellular, cable and enterprise networks. Prior to this acquisition, the Group had an investment in CTI[2] in the amount of $1,565.

In consideration for the acquisition the Group paid $4,897 in cash at the closing of the transaction in April 2007 and committed to pay additional $5,000 as of April, 2008. In February 2008 the Group paid the additional amount of $5,000.

CTI[2] became a wholly-owned subsidiary of the Company and accordingly, its results of operations have been included in the consolidated financial statements of the Group since the acquisition date.

This acquisition was accounted for under the purchase method of accounting in accordance with SFAS No. 141.

April 2, 2007

Trade receivables	$117
Other receivables and prepaid expenses	134
Property and equipment	10

Total tangible assets acquired	261

Technology (six years useful life)	1,530
Backlog (one year useful life)	41
Goodwill	10,845

Total intangible assets acquired	12,416

Total tangible and intangible assets acquired	12,677

Trade payables	(64)
Other current liabilities and accrued expenses	(822)
Accrued severance pay, net	(329)

Total liabilities assumed	(1,215)

Net assets acquired	$11,462

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

Based upon an independent valuation of tangible and intangible assets acquired, the Group has allocated the total acquisition cost of CTI[2]’s assets and liabilities, as follows:

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

The value assigned to tangible assets, intangible assets and liabilities has been determined as follows:

Current assets and liabilities are recorded at their carrying amounts. The carrying amounts of current assets and liabilities were reasonable proxies for their fair value due to their short-term maturity. Property and equipment are presented at current replacement cost. The fair value of intangible assets was determined using the income approach.

The following unaudited pro forma information does not purport to represent what the Group’s results of operations would have been had the acquisition of CTI[2] been consummated on January 1, 2006, nor does it purport to represent the results of operations of the Group for any future period.

	Year ended December 31,

	2006	2007

Revenues	$148,323	$158,349

Net income (loss)	$4,742	$(4,698)

Basic net loss per share	$0.11	$(0.11)

Diluted net loss per share	$0.11	$(0.11)

e.

The Group is dependent upon sole source suppliers for certain key components used in its products, including certain digital signal processing chips. Although there are a limited number of manufacturers of these particular components, management believes that other suppliers could provide similar components at comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which could adversely affect the operating results of the Group and its financial position.

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

A majority of the Company’s revenues is generated in dollars. In addition, most of the Company’s costs are denominated and determined in U.S. dollars and in New Israeli Shekels. The Company’s management believes that the dollar is the currency in the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with SFAS No. 52, “Foreign Currency Translation”. All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible into cash with original maturities of three months or less, at the date acquired.

e.	Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The deposits are in U.S. dollars and bear interest at an average rate of 5.18% and 4.57% for 2006 and 2007, respectively. Short-term deposits are presented at their cost. The accrued interest is included in other receivables and prepaid expenses.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Marketable securities:

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

FASB Staff Position (“FSP”) No. 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investment” (“FSP 115-1”) and SAB Topic 5M “Other Than Temporary Impairment Of Certain Investments In Debt And Equity Securities” provides guidance for determining when an investment is considered impaired, whether impairment is other-than temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment decreased below its cost in an other-than temporary manner. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other than - temporary, then an impairment loss should be recognized equal to the difference between the investment’s cost and its fair value. FSP 115-1 nullifies certain provisions of Emerging Issues Task Force (“EITF”) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”) while retaining the disclosure requirements of EITF 03-1 which the Company adopted in 2003.

g.	Inventories:

Inventories are stated at the lower of cost or market value. Cost is determined as follows:

Raw materials - using the “moving average” method.
Finished products - using the “moving average” method with the addition of direct manufacturing costs.

The Group periodically evaluates the quantities on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs are taken based on slow moving items, technological obsolescence, excess inventories, discontinued products and for market prices lower than cost.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Long-term bank deposits:

Bank deposits with maturities of more than one year are included in long-term investments and presented at their cost including accrued interest. The deposits are in U.S. dollars and bear interest at an average rate of 5.10% for 2006 and 2007. Long-term deposits are presented at their cost. Accrued interest is included in other receivables and prepaid expenses.

i.	Structured notes:

The Group accounts for investments in structured notes in accordance with Emerging Issues Task Force (“EITF”) Issue No. 96-12, “Recognition of Interest Income and Balance Sheet Classification of Structure Notes”. Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held-to-maturity when the Group has the intent and ability to hold these securities to maturity and are stated at amortized cost.

As of December 31, 2007 the Company did not have any structured notes.

j.	Investment in companies:

The Company accounts for its investments in companies in which it has the ability to exercise significant influence over the operating and financial policies, using the equity method of accounting in accordance with the requirements of Accounting Principle Board (“APB”) No. 18, “The Equity Method of Accounting for Investments in Common Stock”. If the Company does not have the ability to exercise significant influence over operating and financial policies of these companies, the investment in these companies are stated at cost.

Investment in companies represents investments in Ordinary shares, Preferred shares and convertible loans. The Company applies EITF No. 99-10, “Percentage Used to Determine the Amount of Equity Method Losses”. Accordingly, losses of such companies are recognized based on the ownership level of the particular security held by the investor.

The Company’s investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable, in accordance with APB No. 18. As of December 31, 2006 and 2007, based on management’s most recent analyses, no impairment losses have been identified.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	k.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	33
Office furniture and equipment	6 - 20 (mainly 15%)
Leasehold improvements	Over the shorter of the term of the lease or the life of the asset

1.	Intangible assets and deferred charges:

Intangible assets are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142. Amortization is calculated by the straight-line method over the estimated useful lives of the assets as follows:

Years

Acquired technology	5 - 10
Customer relationship	9
Backlog	1 - 2
Trade name	3
Existing contracts for maintenance	3

Cost incurred in respect of issuance of senior convertible notes are deferred and amortized using the effective interest method and classified as a component of interest expense, over the period from issuance to maturity, which is 20 years, in accordance with APB No. 21 “Interest on Receivables and Payables”.

m.	Impairment of long-lived assets:

The Group’s long-lived assets and identifiable intangibles which are subject to amortization are reviewed for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2006 and 2007, no impairment losses have been identified.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	n.	Goodwill:

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

Fair value is determined using market capitalizations. The Company elected to perform its analysis of goodwill impairment during the fourth quarter of each year. The test was done in the forth quarter of 2007 based on the Group’s single operating segment and reporting unit structure. As of December 31, 2006 and 2007, no impairment losses had been identified.

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

Revenues from products are recognized in accordance with Staff Accounting Bulleting (“SAB”) No. 104, “Revenue Recognition in Financial Statements”, when the following criteria are met: persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectibility is probable. The Group has no obligation to customers after the date on which products are delivered other than pursuant to warranty obligations and right of return.

The Group generally grants to its customers a right of return or the ability to exchange a specific percentage of the total price paid for products they have purchased over a period of three months for other products. The Group maintains a provision for product returns and exchanges based on its experience with historical sales returns, analysis of credit memo data and other known factors, in accordance with SFAS No. 48, “Revenue Recognition When Right of Return Exists”. The provision was deducted from revenues and amounted to $545, $636 and $559 as of December 31, 2005, 2006 and 2007, respectively.

Revenues from the sale of products which were not yet determined to be final sales due to market acceptance or technological compatibility were deferred and included in deferred revenues.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	p.	Warranty costs:

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

Research and development costs, net of government grants received, are charged to the statement of operations as incurred.

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

In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized under SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognition, interest and penalties, and disclosure. On January 1, 2007, the Company adopted FIN 48. The initial application of FIN 48 to the Company’s tax positions did not have a material effect on the Company’s Shareholders’ Equity.

	s.	Concentrations of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, structured notes, marketable securities and trade receivables.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The majority of the Group’s cash and cash equivalents and bank deposits are invested in U.S. dollar instruments with major banks in Israel and the United States. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these financial investments.

Marketable securities include investments in debentures of corporations, U.S. government and agencies. Management believes that those corporations and agencies are financially sound, the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these marketable debt securities.

As a result of the recent turmoil in capital markets the Company tightened its control and monitoring over its marketable securities portfolio in order to minimize potential risks stemming from the current capital markets environment. Such measures included among others: the Company’s investment policy approved by the Investment Committee that limits the amount the Company may invest in any one type of investment or issuer and the grade of the security with the intent of, reducing credit risk concentrations.

The trade receivables of the Group are derived from sales to customers located primarily in the Americas, the Far East, Israel and Europe. The Group performs ongoing credit evaluations of its customers and to date has not experienced any material losses with respect to its trade receivables. An allowance for doubtful accounts is determined with respect to those amounts that the Group has determined to be doubtful of collection. The Group usually does not require collateral on trade receivables because most of its sales are to large and well-established companies.

	t.	Senior convertible notes:

The Company presents the outstanding principal amount of its senior convertible notes as a long-term liability, in accordance with APB No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”. The debt is classified as a long-term liability until the date of conversion on which it would be reclassified to equity, or at within one year of the first contractual redemption date, on which it would be reclassified as a short-term liability. Accrued interest on the senior convertible notes is included in “other payables and accrued expenses”.

The Initial Purchasers discount is recorded as a discount to the debt and amortized according to the interest method over the term of the senior convertible notes in accordance with EITF Issue No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Industries”, which is 20 years.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	u.	Basic and diluted net earnings per share:

Basic net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus potential dilutive Ordinary shares considered outstanding during the year, in accordance with SFAS No. 128, “Earnings Per Share”.

Senior convertible notes and certain outstanding stock options and warrants have been excluded from the calculation of the diluted net earnings per Ordinary share since such securities are anti-dilutive for all years presented. The total weighted average number of shares related to the senior convertible notes and outstanding options and warrants that have been excluded from the calculations of diluted net earnings per share was 8,598,556, 9,924,624 and 11,765,438 for the years ended December 31, 2005, 2006 and 2007, respectively.

	v.	Equity-based compensation expenses:

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”) which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS No. 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), for periods beginning in fiscal year 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS No. 123(R). The Company has applied the provisions of SAB No. 107 in its adoption of SFAS No. 123(R).

The Company adopted SFAS No. 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of the Company’s fiscal year 2006. Under that transition method, compensation cost recognized in the years ended December 31, 2006 and 2007, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated in accordance with the modified prospective transition method.

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

Pro forma information regarding the Group’s net income and net earnings per share is required by SFAS No. 123 and has been determined as if the Group had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

The fair value for these options was estimated at the date of grant using the Black and Scholes option pricing model and amortized over the vesting period. Fair values were estimated using the following weighted-average assumptions:

2005

Dividend yield	0%
Expected volatility	75%
Risk-free interest	4%
Expected life	4.5 years

The Black-Scholes pricing-model was used to estimate the fair value of the Employee Stock Purchase Plan (“ESPP”) compensation. Assumptions are not provided due to immateriality.

Pro forma information under SFAS No. 123 is as follows:

Year ended December 31, 2005

Net income as reported	$13,436
Add: stock-based compensation expenses determined under the intrinsic value based method included in the reported net income	36
Deduct: stock-based compensation expenses determined under the fair value based method for all awards	(8,869)

Pro forma net income	$4,603

Basic net earnings per share as reported	$0.33

Diluted net earnings per share as reported	$0.31

Pro forma basic net earning per share	$0.11

Pro forma diluted net earning per share	$0.11

The Group applies SFAS No. 123 and EITF No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services”, with respect to options and warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date.

As of December 31, 2007, the total unrecognized estimated compensation cost related to non-vested stock options granted prior to that date was $8,003, which is expected to be recognized over a weighted-average period of 1.5 years. The total intrinsic value of stock options exercised during 2007 was $613. The Company recorded cash received from the exercise of stock options of $1,189 during the year ended December 31, 2007.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The weighted-average estimated fair value of employee stock options granted during the years ended December 31, 2006 and 2007, was $5.81 and $3.23 per share, respectively, using the Black-Scholes option pricing formula. Fair values were estimated using the following weighted-average assumptions (annualized percentages):

	Year ended December 31,

	2006	2007

Dividend yield	0%	0%
Expected volatility	61.9%	54.7%
Risk-free interest	4.6%	4.6%
Expected life	4.8 years	4.8 years
Forfeiture rate	5.1%	7.0%

The dividend yield assumption is based on the Company’s historical experience and expectation of no future dividend payouts and may be subject to substantial change in the future.

The Company used its historical volatility in accordance with SFAS No. 123(R). The computation of volatility uses historical volatility derived from the Company’s exchange traded shares.

The risk-free interest rate assumption is the implied yield currently available on United States treasury zero-coupon issues with a remaining term equal to the expected life of the Company’s options.

The Company determined the expected life of the options according to the simplified method based on the average of vesting and the contractual term of the Company’s stock options.

The Company’s compensation cost for the years ended December 31, 2006 and 2007 totaled $8,707 and $7,967, respectively.

The total equity-based compensation expense relating to all of the Company’s equity-based awards recognized for the twelve months ended December 31, 2006 and 2007 was included in items of the consolidated statements of income as follows:

	Year ended December 31

	2006	2007

Cost of revenues	$620	$613
Research and development, net	3,053	3,011
Selling and Marketing expenses	3,628	3,476
General and administrative expenses	1,406	867

Total equity-based compensation expenses	$8,707	$7,967

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	w.	Severance pay:

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

Severance pay expenses for the years ended December 31, 2005, 2006 and 2007, amounted to approximately $1,514, $1,766 and $2,409, respectively.

	x.	Employees benefit plan

During 2007, the Company merged its separate 401(k) defined contribution plans into one plan covering employees in the U.S. All eligible employees may elect to contribute a portion of their annual compensation to the plan through salary deferrals, subject to the IRS limit of $15.5 during 2007 ($20.5 including catch-up contributions for participants age 50 or over). The Company matches employee contributions to the plan up to a limit of 3.75% of their eligible compensation, subject to IRS limits. In 2005, 2006 and 2007, the Company matched contributions in the amount of $236, $271 and $361, respectively.

	y.	Advertising expenses:

Advertising expenses are charged to the statements of income as incurred. Advertising expenses for the years ended December 31, 2005, 2006 and 2007, amounted to $371, $402 and $350, respectively.

	z.	Fair value of financial instruments:

The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, trade receivables and trade payables approximate their fair value due to the short-term maturity of such instruments.

The carrying amounts of bank deposits are estimated by discounting the future cash flows using current interest rates for deposits of similar terms and maturities. The carrying amount of long-term deposits approximates their fair value.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value of marketable securities is based on quoted prices and do not differ significantly from the carrying amount (see Note 4).

The fair value of senior convertible notes is based on quoted market values in the amount of $107, 500.

The fair value of foreign currency contracts (used for hedging purposes) is estimated by obtaining current quotes from banks.

	aa.	Derivative instruments:

Statement of Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value.

For those derivative instruments that are designated and qualify as hedging instruments, a Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change.

Cash flow hedging strategy - To hedge against the risk of overall changes in cash flows resulting from forecasted foreign currency salary payments during the year, the Company hedges portions of its forecasted expenses denominated in NIS with currency forwards and options. These option contracts are designated as cash flow hedges, as defined by SFAS No. 133 and Derivative Implementation Group No. G20, “Cash Flow Hedges: Assessing and Measuring the Effectiveness of a Purchased option Used in a Cash Flow Hedge” (“DIG 20”) and are all effective.

During 2007, the Company recorded accumulated other comprehensive income in the amount of $925 from its currency forward and option transactions with respect to payroll expenses expected to be incurred during 2008. Such amount will be recorded into earnings during 2008.

	ab.	Reclassification:

Certain amounts in prior years’ financial statements have been reclassified to conform to the current year’s presentation.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	ac.	Impact of recently issued accounting standards:

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for the Company beginning January 1, 2008. The FASB issued a FASB Staff Position (FSP 157-2) to defer the effective date of SFAS No. 157 for one year for all nonfinancial assets and nonfinancial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company does not expect the adoption of SFAS No. 157 will have material impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). SFAS No. 159 permits companies to choose to measure certain financial instruments and other items at fair value. The standard requires that unrealized gains and losses are reported in earnings for items measured using the fair value option. SFAS No. 159 is effective for the Company beginning in the first quarter of fiscal year 2008. The company has determined that the adoption of SFAS 159 will not have an impact on its consolidated financial statements since it has not elected the fair value option for any of its existing assets or liabilities as of FAS 159 effective date.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. The adoption of SFAS 141R might have a material effect if and when the Company enters into a business combination after December 31, 2008.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”. SFAS No. 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of the provisions of Statement No. 160 is not anticipated to materially impact the Company’s consolidated financial position and results of operations.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In December, 2007 the SEC staff issued Staff Accounting Bulletin No. 110 (SAB 110), which, effective January 1, 2008, amends and replaces SAB 107, Share-Based Payment. SAB 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing an estimate of the expected term of “plain vanilla” share options in accordance with FASB Statement No. 123(R), Share-Based Payment. Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option.

The use of the “simplified” method, which was first described in Staff Accounting Bulletin No. 107, was scheduled to expire on December 31, 2007. SAB 110 extends the use of the “simplified” method for “plain vanilla” awards in certain situations. The SEC staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available.

NOTE 3:-	BANK DEPOSITS AND STRUCTURED NOTES

Bank deposits and structured notes are composed as follows:

	December 31,

	2006	2007	2006	2007

	Weighted average interest

Short-term bank deposits (in U.S. dollars)	5.18%	4.57%	$10,700	$18,065
Structured notes (1)	—	—	17,958	—

			28,658	18,065

Long-term bank deposits (in U.S. dollars)	5.10%	5.10%	20,287	32,670
Structured notes (2)	5.51%	—	10,148	—

			30,435	32,670

			$59,093	$50,735

(1)

As of December 31, 2006, the Group had callable structured notes at par value totaling $18,000 for settlement during 2007 from several banks. Under the arrangements with the banks, whether or not the structured notes bear interest depends upon the rate of the three months to one year LIBOR.

For each day in which the relevant LIBOR rate is below an agreed annual fixed rate, which ranged from 2.5% to 4.5% the structured notes bear interest at the rate of 3.2% to 4.5% per annum. On all other days, the structured notes do not bear any interest. As of December 31, 2006, investments in structured notes approximated their market value.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	BANK DEPOSITS AND STRUCTURED NOTES (Cont.)

(2)

As of December 31, 2006, the Group had callable structured notes at par value totaling $10,000 for settlement during 2010. Under the arrangements with the bank, whether or not the structured notes bear interest depends upon the six month LIBOR rate.

For each day in which the relevant LIBOR rate is below an agreed annual fixed rate, which ranged from 5.25% to 6% the structured notes bear interest at the rate of 5.75% per annum. On all other days, the structured notes bear interest at the rate of 2.5%. As of December 31, 2006, investments in structured notes securities approximated their market value.

During 2007, structured note at par amount of $10,000 was called by the bank.

As of December 31, 2007, the Company did not have any structured notes.

NOTE 4:-	MARKETABLE SECURITIES AND ACCRUED INTEREST

The following is a summery of held to maturity marketable securities.

	December 31,

	2006			2007

	Amortized cost	Net unrealized losses	Market Value	Amortized cost	Net unrealized losses	Market Value

Corporate debentures:
Maturing within one year	$19,682	$84	$19,598	$12,985	$21	$12,964
Maturing within one to three years	12,943	126	12,817	—	—	—

	32,625	210	32,415	12,985	21	12,964

U.S. Government and agencies debts
Maturing within one year	9,000	49	8,951	4,000	—	4,000
Maturing within one to three years	6,999	48	6,951	—	—	—

	15,999	97	15,902	4,000	—	4,000

Accrued interest	740	—	740	259	—	259

	$49,364	$307	$49,057	$17,244	$21	$17,223

The unrealized losses on the Company’s investments in all types of securities are due to interest rate increases. The contractual cash flows of these investments are either guaranteed by the U.S. government or an agency of the U.S. government or were issued by highly rated corporations. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company’s investment. Since the Company has the ability and intent to hold these investments until a recovery of fair value, which may be until maturity, the Company does not consider these investments to be other-than-temporarily impaired as of December 31, 2007.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	INVENTORIES

	December 31,

	2006	2007

Raw materials	$5,431	$9,879
Finished products	10,662	8,857

	$16,093	$18,736

In the years ended December 31, 2005, 2006 and 2007, the Group wrote-off inventory in a total amount of $1,800, $1,900 and $700, respectively.

NOTE 6:-	INVESTMENT IN COMPANIES

a.

Through December 31, 2007, the Group had invested an aggregate of $4,600 in Natural Speech Communication Ltd., a privately-held Company engaged in speech recognition, which is in a development stage, in order for the Company to achieve substantive technological milestone. As of December 31, 2007, the Group owned 45.2% of the outstanding share capital of this Company and 41.5% of the share capital of this Company on a fully diluted basis.

	December 31,

	2006	2007

Equity, net (1)	$33	$435
Convertible loans	558	—

Total investments	$591	$435

(1)	Net equity as follows:

Net equity as of purchase date	$93	$93
Unamortized goodwill	3,511	4,972
Accumulated net losses	(3,571)	(4,630)

	$33	$435

During 2006 and 2007 the investee’s net loss was $1,780 and $1,736, respectively.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	INVESTMENT IN COMPANIES (Cont.)

b.

In July 2005, the Company signed a share purchase agreement with another unrelated privately-held Company and certain of its shareholders to acquire 19.5% of its Ordinary shares for a total purchase price in the amount of $707. During 2006 and 2007, the Company made convertible loans in the aggregate amount of $272 to this Company. The loans bear interest at the rate of 9% per annum and are convertible into shares. The loans are payable during 2008. As of December 31, 2007, the Company owned 19.5% of the investee’s outstanding share capital and 17.4% of the investee’s share capital on a diluted basis without taking into account shares that may be issued upon conversion of the loans. As of December 31, 2006 and 2007 no impairment was identified.

	December 31,

	2006	2007

Net equity as of purchase date	$(106)	$(106)
Unamortized goodwill	985	1,085
Accumulated net loss	(33)	(71)

Total investment	$846	$908

c.

In December 2006, the Company made a convertible loan in the amount of $1,000 to another unrelated privately-held Company. The loan bears interest at LIBOR+2% per annum and was due and payable in December 2007. In addition, the Company received warrants valid until the consummation of an exit transaction to purchase in consideration for 40% of the principal amount ($400), in consideration of $941.91 per share. In December, 2007 the Company requested repayment of loan. The Company received part of the loan and expects to receive the remaining balance of the loan during 2008.

NOTE 7:-	PROPERTY AND EQUIPMENT

	December 31,

	2006	2007

Cost:
Computers and peripheral equipment	$14,022	$16,073
Office furniture and equipment	8,079	8,515
Motor vehicles	48	—
Leasehold improvements	1,561	1,731

	23,710	26,319

Accumulated depreciation:
Computers and peripheral equipment	10,868	12,848
Office furniture and equipment	4,429	5,733
Motor vehicles	48	—
Leasehold improvements	518	644

	15,863	19,225

Depreciated cost	$7,847	$7,094

Depreciation expenses amounted to $2,509, $2,920 and $3,392 for the years ended December 31, 2005, 2006 and 2007, respectively.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	INTANGIBLE ASSETS, DEFERRED CHARGES AND OTHER

		December 31,

		2006	2007

a.	Cost:
	Acquired technology	$15,982	$17,512
	Customer relationship	8,001	8,001
	Trade name	466	466
	Existing contracts for maintenance	204	204
	Backlog	837	878
	Deferred charges	478	478
	Other	200	200

		26,168	27,739

	Accumulated amortization:
	Acquired technology	3,322	6,146
	Customer relationship	445	1,333
	Trade name	78	234
	Existing contracts for maintenance	34	102
	Backlog	391	852
	Deferred charges	45	65

		4,315	8,732

	Amortized cost	$21,853	$19,007

b.	Amortization expenses amounted to $860, $2,623 and $4,397 for the years ended December 31, 2005, 2006 and 2007, respectively.

c.	Amortization expenses related to deferred charges amounted to $22, $20 and $20 for the years ended December 31, 2005, 2006 and 2007, respectively.

d.	Expected amortization expenses for the years ended December 31:

2008	$3,860
2009	$3,281
2010	$2,938
2011	$2,337
2012	$1,735

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,

	2006	2007

Employees and payroll accruals	$11,614	$8,047
Royalties provision	2,067	1,786
Government authorities	873	420
Accrued expenses	10,857	15,506
Deferred revenues	1,753	1,594
Others	975	1,427

	$28,139	$28,780

NOTE 10:-	SENIOR CONVERTIBLE NOTES

In November 2004, the Company issued an aggregate of $125,000 (including the exercise of the option as described below) of 2% Senior Convertible Notes due November 9, 2024 (“the Notes”). The Company is obligated to pay interest on the Notes semi-annually on May 9 and November 9 of each year.

The Notes are convertible, at the option of the holders at any time before the maturity date, into Ordinary shares of the Company at a conversion rate of 53.4474 Ordinary shares per $1 principal amount of Notes, representing a conversion price of approximately $18.71 per share. The Notes are subject to redemption at any time on or after November 9, 2009, in whole or in part, at the option of the Company, at a redemption price of 100% of the principal amount plus accrued and unpaid interest. The Notes are subject to repurchase, at the holders’ option, on November 9, 2009, November 9, 2014 or November 9, 2019, at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any, on such repurchase date. The Company can choose to pay the repurchase price in cash, Ordinary shares or a combination of cash and Ordinary shares. As of December 31, 2007, the Notes are presented as a long-term liability.

The Notes also contain a provision for a “make-whole” premium to be paid by the Company to holders of the Notes in the event of certain changes in control that could occur during the life of the Notes. The premium is payable in the form of cash, the Company’s Ordinary shares, or the same form of consideration used to pay for the shares of the Company’s Ordinary shares in connection with the transaction constituting the change in control. The premium declines over time and is based upon the price of the Company’s Ordinary shares as of the effective date of the change in control. As of December 31, 2006 and 2007 the Company did not record a separate derivative in the financial statements due to immateriality.

The additional amount that the Company can be required to pay in respect of the withholding taxes was recorded as a liability.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Group’s facilities are rented under several lease agreements in Israel and the U.S. for periods ending in 2013.

Future minimum rental commitments under non-cancelable operating leases for the years ended December 31, are as follows:

2008	$4,967
2009	4,910
2010	4,442
2011	1,160
2012	1,082
Thereafter	1,026

$17,587

Rent expenses for the years ended December 31, 2005, 2006 and 2007, were approximately $2,938, $3,087 and $4,471 respectively.

b.	Other commitments:

The Company is obligated under certain agreements with its suppliers to purchase goods and under an agreement with its manufacturing subcontractor to purchase excess inventory. Non- cancelable obligations as of December 31, 2007, were approximately $3,000:

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

As of December 31, 2007, the Company has a contingent obligation to pay royalties in the amount of approximately $ 3,519.

d.	Royalty commitments to third parties:

Previously, the Group has entered into technology licensing fee agreements with third party. Under the agreements, the Group agreed to pay the third parties royalties until 2008, based on 0.75%-0.9% of the Group’s total consolidated revenues.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Periodically, the Group may be subject to patent infringement claims that arise in the ordinary course of its business activities. The Group estimates and records liabilities for those contingent claims for which it believes future expenditures will be required and for which such expenditures can be reasonably estimated.

e.	Legal proceedings

1.

In January 2005, prior to the acquisition of Nuera, the Company was notified that one of Nuera’s customers had been named as a defendant in a patent infringement suit involving similar technology. In the suit, the plaintiff alleged that the customer uses devices to offer services that infringe upon a patent the plaintiff owns. The customer has sought indemnification from Nuera pursuant to the terms of a purchase agreement between Nuera and the customer relating to the allegedly infringing technology at issue.

2.

Prior to the acquisition of Nuera by the Company, eight former employees of a French subsidiary of Nuera filed a labor grievance against the subsidiary claiming they were unfairly terminated. The French subsidiary filed for bankruptcy in 2004 and, in 2005, the court appointed liquidator sought to hold Nuera liable for the obligations of its French subsidiary. In June 2006, the court ruled in favor of Nuera that it was not liable for the obligations of its French subsidiary. In March 2007, the liquidator appealed the judgment and in April 2008 the appeal was denied by the court.

As of December 31, 2007, based on the estimate of the Company’s management and a legal opinion, sufficient amount has been reserved.

NOTE 12:-	SHAREHOLDERS’ EQUITY

a.	Treasury stock:

Through January, 2001 the Company had a share repurchase program pursuant to which the Company was authorized to purchase up to an aggregate amount of 4,000,000 of its outstanding Ordinary shares.

As of December 31, 2006 and 2007, the Company had purchased 3,942,139 of its outstanding Ordinary shares, at a weighted average price per share of $2.87.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS’ EQUITY (Cont.)

b.	Warrants issued to consultants:

During 2001, the Company issued warrants to consultants to purchase 50,000 Ordinary shares of NIS 0.01 par value at an exercise price of $18.82 per share, expiring seven years from the date of grant.

As of December 31, 2006 and 2007, 34,000 and 4,000 warrants to consultants are outstanding and exercisable at a weighted average exercise price of $18.82 and $18.82, respectively.

c.	Employee Stock Purchase Plan:

In May 2001 and in July 2007, the Company’s Board of Directors adopted the Employee Stock Purchase Plan (“the Purchase Plan”), and amended the Purchase Plan in July 2007. As amended, the Purchase Plan provides for the issuance of a maximum of 6,500,000 Ordinary shares. As of December 31, 2007, 4,324,136 shares are still available for future issuance. Eligible employees can have up to 15% of their wages, up to certain maximums, used to purchase Ordinary shares. The Purchase Plan is implemented with purchases every six months occurring on January 31 and July 31 of each year. The price of the Ordinary shares purchased under the Purchase Plan is equal to 85% of the lower of the fair market value of the Ordinary shares on the commencement date of each offering period or on the semi-annual purchase date. The Purchase Plan is considered a compensatory plan. Therefore the Company recorded compensation expense in accordance to SFAS 123R

During the years ended December 31, 2005, 2006 and 2007, 257,746, 323,303 and 649,853 shares, respectively, were issued under the Purchase Plan for aggregate considerations of $2,134, $2,665 and $3,619, respectively.

d.	Employee Stock Option Plans:

Under the Company’s 1997 and 1999 Stock Option Plans (“the Plans”), options to purchase Ordinary shares may be granted to officers, directors, employees and consultants of the Group.

The total number of shares authorized for grant of options under the Plans is 17,041,864. As of December 31, 2007, 2,090,870 shares are still available for future option grants.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS’ EQUITY (Cont.)

Stock options granted under the Plans are exercisable usually at the fair market value of the Ordinary shares at the date of grant and usually expire seven or ten years from the date of grant. The options generally vest over four or five years from the date of grant. Any options that are forfeited or cancelled before expiration become available for future grants.

The following is a summary of the Group’s stock option activity and related information for the years ended December 31, 2005, 2006 and 2007:

	Year ended December 31,

	2007

	Amount of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year	7,981,826	$9.92	3.8	$22,353
Changes during the year:
Granted	1,254,375	$6.31
Exercised	(329,971)	$3.60
Forfeited	(905,970)	$10.31
Expired	(613,000)	$29.80

Options outstanding at end of year	7,387,260	$7.85	3.7	$3,583

Vested and expected to vest	6,870,152	$7.85	3.7	$3,332

Options exercisable at end of year	4,492,490	$7.19	2.5	$3,580

The weighted-average grant-date fair value of options granted during the year ended December 31, 2007 was $3.23. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of the fiscal year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on the last trading day of the fiscal year. This amount changes based on the fair market value of the Company’s shares.

Total intrinsic value of options exercised for the twelve months ended December 31, 2005, 2006 and 2007 was $3,373, $4,790 and $613 respectively. As of December 31, 2007, there was $8,003 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s stock option plans. That cost is expected to be recognized over a weighted-average period of 1.5 years.

Cash received from exercise of options for the years ended December 31, 2005, 2006 and 2007 were approximately $1,800, $6,515 and $1,189 respectively.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS’ EQUITY (Cont.)

The options outstanding as of December 31, 2007, have been separated into ranges of exercise prices, as follows:

Range of exercise price	Options outstanding as of December 31, 2007	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2007	Weighted average exercise price of exercisable options

(Years)

$ 0.61	96,000	0.30	$0.61	96,000	$0.61
$ 1.1	127,800	0.51	$1.10	127,800	$1.10
$ 1.73-2.51	440,568	1.87	$2.28	440,568	$2.28
$ 2.67-4	405,734	1.23	$3.10	405,734	$3.10
$ 4.1-6.49	1,810,150	4.21	$5.22	862,275	$4.43
$ 6.51-9.24	996,558	3.05	$7.55	737,808	$7.79
$ 9.32-14.76	3,457,950	4.39	$10.90	1,782,930	$11.01
$ 15.94-20.38	52,500	4.00	$15.94	39,375	$15.94

	7,387,260		$7.85	4,492,490	$7.19

e.

During 2007, the Company decided on an exceptional and ex-gratia basis to extend the validity of certain options granted to employees by a period of 2 years and re-priced the exercise price to certain employees.

The Company accounted for these changes as modifications in accordance with FAS 123R. The Company calculated the incremental value of these modifications and recorded compensation cost in a total amount of $283.

f.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to pay cash dividends in the foreseeable future. (See also Note 13a.)

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME

a.	Israeli taxation:

	1.	Measurement of taxable income:

The Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Accordingly, results for tax purposes are measured in terms of earnings in dollars.

	2.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Investment Law”):

The Company’s production facilities have been granted the status of an “Approved Enterprise” in accordance with the Investment Law under four separate investment programs. According to the provisions of such Israeli Investment Law, the Company has been granted the “Alternative Benefit Plan”, under which the main benefits are tax exempt and reduced tax rates.

Therefore, the Company’s income derived from Approved Enterprise will be entitled to a tax exemption for a period of two to four years and to an additional period of five to eight years of reduced tax rates of 10% - 25% (based on the percentage of foreign ownership). The duration of tax benefits of reduced tax rates is subject to a limitation of the earlier of 12 years from commencement of production, or 14 years from the approval date. The Company utilized tax benefits from the first program in 1998 and is no longer eligible for benefits in 2007. Tax benefits from the remaining programs are scheduled to gradually expire through 2013.

As of December 31, 2007, retained earnings included approximately $540 in tax-exempt income earned by the Company’s “Approved Enterprise”. The Company’s Board of Directors has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s “Approved Enterprise”.

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

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above Investment Law, regulations published thereunder and the certificate of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2007, management believes that the Company is in compliance with all of the aforementioned conditions.

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

However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Investment Law as they were on the date of such approval. Therefore, the Company’s existing “Approved Enterprises” will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the Investment Law, as amended, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record a deferred tax liability with respect to such tax-exempt income. As of December 31, 2007, there was no taxable income attributable to the Privileged Enterprise.

	3.	Net operating loss carryforward:

As of December 31, 2007, the Company has accumulated losses for tax purposes in the amount of approximately $76,000, which can be carried forward and offset against taxable income in the future for an indefinite period.

	4.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

The Company currently qualifies as an “Industrial Company” under the above law and as such is entitled to certain tax benefits, including accelerated depreciation and the deduction of public offering expenses in three equal annual payments.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

		5.	Tax rates:

Under an amendment to the Israeli Income Tax Ordinance enacted on July 25, 2005, a gradual decrease in the corporate tax rate in Israel will be in effect as follows: in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%.

	b.	Income (loss) before taxes on income comprised as following:

	Year ended December 31,

	2005	2006	2007

Domestic	$7,387	$6,683	$3,131
Foreign	7,541	1,399	(4,654)

	$14,928	$8,082	$(1,523)

c.	Taxes on income are comprised as follows:

	Year ended December 31,

	2005	2006	2007

Current taxes	$3,167	$1,290	$(1,125)
Deferred taxes	(2,368)	(1,001)	2,390

	$799	$289	$1,265

	Year ended December 31,

	2005	2006	2007

Domestic	$2,167	$846	$(1,575)
Foreign	(1,368)	(557)	2,840

	$799	$289	$1,265

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

	d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax liabilities and assets are as follows:

	December 31,

	2006	2007

Deferred tax assets:
Net operating loss carry forward	$44,645	$58,513
Reserves and allowances	7,879	5,823

Deferred tax assets before valuation allowance	52,524	64,336
Valuation allowance	(48,782)	(62,278)

Deferred tax assets	$3,742	$2,058
Deferred tax liability, related to intangible assets	$(7,780)	$—

Deferred tax asset (liabilities), net	$(4,038)	$2,058

Foreign:
Current deferred tax assets	$1,282	$1,001
Current deferred tax liability	(1,321)	—
Non current deferred tax asset	2,460	1,057
Non current deferred tax liability	(6,459)	—

	$(4,038)	$2,058

The Company’s U.S. subsidiaries have estimated total available carry forward tax losses of approximately $80,000 to offset against future taxable income between 2015 and 2024. As of December 31, 2007, the Company recorded a deferred tax asset of $2,058 relating to the available net carry forward tax losses.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

	e.	Reconciliation of the theoretical tax expenses:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of income is as follows:

	Year ended December 31,

	2005	2006	2007

Income (loss) before taxes, as reported in the consolidated statements of operations	$14,928	$8,082	$(1,523)

Statutory tax rate	34%	31%	29%

Theoretical tax expenses (benefits) on the above amount at the Israeli statutory tax rate	5,076	2,505	(442)
Income taxed at rate other than the Israeli statutory tax rate (1)	(3,543)	(4,672)	655
Non-deductible expenses including equity based compensation expenses	1,663	4,008	2,432
Deferred taxes on losses for which a valuation allowance was provided	(2,813)	(261)	3,333
Utilization of operation losses carry forward	(2,291)	(1,232)	(3,355)
Taxes in respect to prior years	—	(66)	(1,588)
State and Federal taxes	826	425	689
Inter-company charges	1,725	(299)	(430)
Other individually immaterial income tax item	156	(119)	(29)

Actual tax expense	$799	$289	$1,265

(1) Per share amounts (basic) of the tax benefit resulting from the exemption	$0.09	$0.11	$0.02

Per share amounts (diluted) of the tax benefit resulting from the exemption	$0.08	$0.11	$0.02

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

f.

The Company adopted the provisions of FIN 48 on January 1, 2007. Prior to 2007 the Company used the provisions of SFAS 5 to determine tax contingencies. As of January 1, 2007 there was no difference in the Company’s tax contingencies under the provisions of FIN 48. As a result, there was no effect on the Company’s shareholders equity upon the Company’s adoption of FIN 48.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Gross unrecognized tax benefits as of January 1, 2007	$275

Increase in tax position for current year	13

Gross unrecognized tax benefits as of December 31, 2007	$288

The Company recognizes interest and penalties related to unrecognized tax benefits in tax expenses. The liability for unrecognized tax benefits included accrued interest and penalties of $130 and $113 at December 31, 2007 and January 1, 2007, respectively

NOTE 14:-	BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE

	Year ended December 31,

	2005	2006	2007

Numerator:

Net income (loss) available to shareholders of Ordinary Shares	$13,436	$6,877	$(3,885)

Denominator:

Denominator for basic earnings per share - weighted average number of Ordinary shares, net of treasury stock	40,295,591	41,716,626	42,699,307
Effect of dilutive securities:
Employee stock options and ESPP	2,790,110	1,972,767	*) —
Senior convertible notes	*) —	*) —	*) —

Denominator for diluted net earnings per share - adjusted weighted average number of shares	$43,085,701	$43,689,393	$42,699,307

*)	Antidilutive.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	FINANCIAL INCOME, NET

	Year ended December 31,

	2005	2006	2007

Financial expenses:
Interest	$(3,357)	$(2,961)	$(2,582)
Amortization of marketable securities premiums and accretion of discounts, net	(143)	(224)	(40)
Others	(146)	(240)	(617)

	(3,646)	(3,425)	(3,239)

Financial income:
Interest and others	6,103	7,242	5,909

	$2,457	$3,817	$2,670

NOTE 16:-	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	Summary information about geographic areas:

The Group manages its business on a basis of one reportable segment (see Note 1 for a brief description of the Group’s business). The data is presented in accordance with SFAS No. 131, “Disclosure About Segments of an Enterprise and Related Information”. Revenues in the table below are attributed to geographical areas based on the location of the end customers.

The following presents total revenues for the years ended December 31, 2005, 2006 and 2007 and long-lived assets as of December 31, 2005, 2006 and 2007.

	2005		2006		2007

	Total revenues	Long- lived assets	Total revenues	Long- lived assets	Total revenues	Long- lived assets

Israel	$12,235	$6,248	$12,411	$11,463	$10,604	$23,261
Americas	66,622	22,193	83,352	127,079	89,614	113,894
Europe	22,434	7	32,704	6	40,305	105
Far East	14,536	4	18,886	5	17,712	53

	$115,827	$28,452	$147,353	$138,553	$158,235	$137,313

b.	Major customer’s data as a percentage of total revenues:

	Year ended December 31,

	2005	2006	2007

Customer A	16%	15%	17%

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

c.	Product lines:

Total revenues from external customers divided on the basis of the Company’s product lines are as follows:

	Year ended December 31,

	2005	2006	2007

Technology	$62,287	$70,013	$56,426
Networking	53,540	77,340	101,809

	$115,827	$147,353	$158,235

NOTE 17:-	SUBSEQUENT EVENTS (UNAUDITED)

In April 2008, the Company entered into a loan agreement with a bank in Israel that provides for borrowings of up to $15,000. The loan bears interest at LIBOR plus 1.5% with respect to $11,500 of borrowings and LIBOR plus 0.65% with respect to $3,500 of borrowings. The principal amount borrowed is repayable in 20 equal quarterly payments through May 2013. The bank has a lien of our assets and we are required to maintain $3,500 of compensating balances with the bank. The agreement requires the Company, among other things, to maintain shareholders’ equity at specified levels and to achieve certain levels of operating income. The agreement also restricts the Company from paying dividends. As of June 22, 2008, there was $15,000 outstanding under this loan agreement.

- - - - - - - - - - - - - - - - - - - - - - - -

NATURAL SPEECH COMMUNICATION LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer
3 Aminadav St.
Tel-Aviv 67067, Israel

Tel: 972 (3)6232525
Fax: 972 (3)5622555
www.ey.com/il

AUDITORS’ REPORT

To the Shareholders of

NATURAL SPEECH COMMUNICATION LTD.

          We have audited the accompanying balance sheets of Natural Speech Communication Ltd. (“the Company”) as of December 31, 2007 and 2006, and the related statements of operations, changes in shareholders’ equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audit in accordance with generally accepted auditing standards in Israel, including those prescribed by the Auditors’ Regulations (Auditor’s Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

          As discussed in Note 2b to the financial statements, the financial statements have been prepared in U.S. dollars and not in reported amount, as required by Accounting Standard No. 12 of the Israel Accounting Standard Board.

          As discussed in Note 1b to the financial statements, the Company has incurred an accumulated deficit of $ 16,264 thousand since inception, and has negative cash flows from operating activities. The Company’s ability to continue its operations is dependent upon additional support from investors until profitability is achieved. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of asset carrying amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

          In our opinion, except for the two matters discussed above, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006 and the results of operations, changes in shareholder’s equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2007, in conformity with generally accepted accounting principles in Israel.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 22, 2008	A Member of Ernst & Young Global

NATURAL SPEECH COMMUNICATION LTD.

BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2007	2006

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$446	$154
Trade receivables	34	210
Other receivables and prepaid expenses	16	7
Inventories	57	50

Total current assets	553	421

LONG-TERM LEASE DEPOSITS	18	22

PROPERTY AND EQUIPMENT, NET (Note 3)	444	162

Total assets	$1,015	$605

The accompanying notes are an integral part of the financial statements.

NATURAL SPEECH COMMUNICATION LTD.

BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2007	2006

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Trade payables	$244	$98
Employees and payroll accruals	253	162
Deferred Revenues	120	6
Other payables and accrued expenses	142	49

Total current liabilities	759	315

LONG-TERM LIABILITIES:
Accrued severance pay	74	45
Long-term loans from shareholders (Note 4)	—	1,350

Total long-term liabilities	74	1,395

COMMITMENTS AND CONTINGENT LIABILITIES (Note 5)

SHAREHOLDERS’ DEFICIENCY (Note 6):
Share capital	88	40
Additional paid-in capital	16,358	13,383
Accumulated deficit	(16,264)	(14,528)

Total shareholders’ equity (deficiency)	182	(1,105)

Total liabilities and shareholders’ equity (deficiency)	$1,015	$605

The accompanying notes are an integral part of the financial statements.

NATURAL SPEECH COMMUNICATION LTD.

STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Year ended December 31,

	2007	2006	2005

Revenues	$1,123	$378	$691
Cost of revenues	230	62	90

Gross profit	893	316	601

Operating expenses:
Research and development	1,499	1,084	1,233
Sales and marketing	756	721	733
General and administrative	348	258	209

Total operating expenses	2,603	2,063	2,175

Operating loss	1,710	1,747	1,574
Financial expenses, net	26	33	21

Loss	$1,736	$1,780	$1,595

The accompanying notes are an integral part of the financial statements.

NATURAL SPEECH COMMUNICATION LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

U.S. dollars in thousands

	Ordinary shares	Preferred shares	Additional paid-in capital	Advances on account of shares	Deficit accumulated	Total shareholders’ equity (deficiency)

Balance as of January 1, 2005	$1	$23	$11,704	$—	$(11,153)	$575

Net loss	—	—	—	—	(1,595)	(1,595)

Balance as of December 31, 2005	1	23	11,704	—	(12,748)	(1,020)

Issuance of Preferred shares	—	16	1,201	478	—	1,695
Net loss	—	—	—	—	(1,780)	(1,780)

Balance as of December 31, 2006	1	39	12,905	478	(14,528)	(1,105)

Issuance of Preferred shares, net	—	48	2,245	730	—	3,023
Net loss	—	—	—	—	(1,736)	(1,736)

Balance as of December 31, 2007	$1	$87	$15,150	$1,208	$(16,264)	$182

The accompanying notes are an integral part of the financial statements.

NATURAL SPEECH COMMUNICATION LTD.

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2007	2006	2005

Cash flows from operating activities:

Net loss	$(1,736)	$(1,780)	$(1,595)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	76	80	103
Increase (decrease) in accrued severance pay	29	(28)	—
Decrease (increase) in trade receivables	176	154	(258)
Decrease (increase) in other receivables, prepaid expenses and long-term lease deposits	(5)	(1)	281
Increase in inventories	(7)	(5)	(16)
Increase (decrease) in trade payables	52	42	(11)
Increase (decrease) in employees and payroll accruals	91	5	(10)
Increase (decrease) in deferred revenues	114	(4)	(4)
Increase (decrease) in other payables and accrued expenses	93	(36)	55

Net cash used in operating activities	(1,117)	(1,573)	(1,455)

Cash flows from investing activities:

Purchase of property and equipment	(264)	(33)	(100)

Net cash used in investing activities	(264)	(33)	(100)

Cash flows from financing activities:

Proceeds from issuance of Preferred shares, net	943	1,217	1,433
Proceeds from receipt of advances on account of shares	730	478	10

Net cash provided by financing activities	1,673	1,695	1,443

Increase (decrease) in cash and cash equivalents	292	89	(112)
Cash and cash equivalents at the beginning of the year	154	65	177

Cash and cash equivalents at the end of the year	$446	$154	$65

Supplement disclosure of non-cash investing activities:

Purchasing property and equipment	$96	$2	$—

Supplemental disclosure of non-cash financing activities:

Issuance of Preferred shares against long-term loans from shareholders	$1,350	$—	$—

The accompanying notes are an integral part of the financial statements.

NATURAL SPEECH COMMUNICATION LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Natural Speech Communication Ltd. (“the Company”) provides speech recognition products for the telephony and security markets.

b.

The Company has an accumulated deficit of $16,264 and negative cash flows from operating activities. The Company’s ability to continue to operate is dependent upon additional financial support from investors. The Company’s management believes that additional funds can be raised from existing and new investors.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the preparation of the financial statements on a consistent basis, are as follows:

	a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and the accompanying notes. Actual results could differ from those estimates.

	b.	Financial statements in U.S. dollars:

The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

Non-monetary assets and liabilities (assets and liabilities presented in historical values as of the date of purchase or production) have been adjusted in accordance to the changes in the U.S. dollar exchange rate as of the date of purchase or production.

Monetary assets and liabilities (assets and liabilities that are presented at current or realization values as of balance sheet date) are presented in the financial statements according to U.S. dollar exchange rate as of the balance sheet date.

Statement of income amounts have been translated using average exchange rates prevailing during the year.

	c.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible into cash with original maturities of three months or less.

NATURAL SPEECH COMMUNICATION LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Inventories:

As of January 1, 2007, the Company applies Accounting Standard No. 26, “Inventories”. Inventories are measured at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and costs necessary to make the sale. An evaluation of net realizable value is carried out in each subsequent period.

Cost of inventory includes the inventory purchase costs.

Cost is determined as follows:

Raw materials and parts - using the weighted average cost method.

Finished products - using the “average cost” method with the addition of direct manufacturing costs.

The Company periodically evaluates the condition and age of inventories and provides for slow moving inventories accordingly.

The Company does not believe that the adoption of Accounting Standard No. 26 has a material effect on its financial position or results of operations.

e.	Allowance for doubtful accounts:

The allowance for doubtful accounts is principally determined in respect of specific debts whose collection, in the opinion of the Company’s management, is doubtful.

f.	Property and equipment:

As of January 1, 2007, the Company applies the provisions of Accounting Standard No. 27, “Fixed Assets” of the Israel Accounting Standards Board. Fixed assets are stated at cost, including direct acquisition costs and accumulated depreciation, and excluding day-to-day servicing expenses.

Depreciation is computed by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers and peripheral equipment	12 - 33
Office furniture and equipment	7 - 33
Leasehold improvements	Over the term of the lease, including renewal options

The Company does not believe that the adoption of Accounting Standard No. 27 has a material effect on its financial position or results of operations.

NATURAL SPEECH COMMUNICATION LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	g.	Impairment of long-lived assets:

The Company evaluates the need to record an impairment of the carrying amount of non-financial assets whenever events or changes in circumstances indicate that the carrying amount of the asset is not recoverable. Where the carrying amount of a non-financial asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

As of December 31, 2007 and 2006, no impairment losses have been identified.

	h.	Research and development costs:

Research costs are expensed as incurred. An intangible asset arising from development expenditure on an individual project is recognized only when the Company can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of required resources - technical, financial or other - to complete the asset, and the ability to measure reliably the expenditure during the development.

	i.	Revenue recognition:

Revenues are recognized in the income statement when they can be measured reliably, the economic benefits associated with the transaction are expected to flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Revenues are measured at the fair value of the consideration in the transaction less commercial rebates, volume discounts and returns.

		1.	Revenues from sale of goods:

The Company applies Accounting Standard No. 25 regarding revenues recognition of products. Revenues from sale of goods are recognized once all the significant risks and rewards of ownership of the goods have been transferred to the buyer, the seller no longer retains continuing managerial involvement to the degree usually associated with ownership and no longer retains effective control over the goods sold.

		2.	Recognition of revenues from contracts in progress:

Revenues from performance contracts are recognized on the percentage of completion basis provided that the revenues are fixed or can be reasonably estimated, collection is probable, costs related to performing the work are determinable or can be reasonably determined, there is no substantial uncertainty regarding the ability of the Company to complete the contract and to meet the contractual terms, and the percentage of completion can be reasonably estimated.

NATURAL SPEECH COMMUNICATION LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	j.	Concentrations of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.

Cash and cash equivalents are invested in major banks in Israel. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The trade receivables of the Company are mainly derived from sales to customers located primarily in Israel. The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.

The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

	k.	Share-based payments:

According to the transition provisions of Accounting Standard No. 24 of the Israel Accounting Standards Board, “Share-based Payment”, the Company recognized a benefit in respect of grants to employees only for equity-settled share-based payment transactions made subsequent to March 15, 2005 that had not yet vested as of January 1, 2006.

The Company’s employees and other service providers are entitled to remuneration in the form of share-based payment transactions as consideration for equity instruments (“equity settled transactions”).

In connection with services provided to the Company, employees and other service providers are entitled to share-based payments settled in shares. The cost of equity-settled transactions with employees or service providers is measured at the fair value of the equity instruments on the date of grant. The fair value is determined by an independent appraiser using a binomial option-pricing model, see Note 7e.

	l.	Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, trade receivables, other accounts receivable and prepaid expenses, trade payables and other accounts payable and accrued expenses approximate their fair value due to the short-term maturity of such instruments.

NATURAL SPEECH COMMUNICATION LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Disclosure of the effects of new Accounting Standards in the period prior to their adoption/Disclosure of the effects of a new Accounting Standard in the period prior to its adoption:

	1.	Accounting Standard No. 13 (Revised), “Effects of Changes in Foreign Currency Exchange Rates”:

In May 2007, the Israel Accounting Standards Board published Accounting Standard No. 13 (Revised), “Effects of Changes in Foreign Currency Exchange Rates” (“the Standard”), which deals with determining the functional currency of an entity or of it’s foreign operations, the translation of transactions in foreign currency, the translation of financial statements of foreign operations and the translation of financial statements from the functional currency to the presentation currency. The Standard applies to financial statements for periods commencing on January 1, 2008 and thereafter.

According to the Standard, the term “reporting currency” was replaced by two terms: “functional currency” and “presentation currency”.

Functional currency:

The Company’s functional currency is the currency that best reflects the economic environment in which the Company operates and conducts its transactions.

          The functional currency is separately determined for each investee, including an affiliate which is presented at equity, and is used to measure the investee’s financial position and operating results. When the investee’s functional currency differs from that of the Company, the investee represents a foreign operation whose financial statements are translated in order to be included in the Company’s financial statements as follows:

a)

Assets and liabilities in all balance sheets presented (including comparative data) are translated at the closing rate as of each balance sheet presented. Goodwill and all fair value adjustments of the assets and liabilities on the date of acquisition of the foreign operation are treated as the foreign operation’s assets and liabilities and are translated at the closing rate at each balance sheet date.

b)

Income and expenses for every period presented in the statements of income (including comparative data) are translated at the average exchange rates for each of the periods presented; however, if there have been significant changes in foreign exchange rates, income and expenses are translated at the exchange rate prevailing on the dates of the actual transactions.

		c)	Share capital, capital reserves and other changes in capital are translated at the exchange rate prevailing as of the date of incurrence.

NATURAL SPEECH COMMUNICATION LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	d)	Retained earnings are translated based on the opening balance at the exchange rate as of that date and other relevant transactions during the period are translated as described in b) and c) above.

	e)	All translation differences are recorded as a separate item in shareholders’ equity (“foreign currency translation adjustments of foreign operations”).

Presentation currency:

The Company can present its financial statements in any currency (or currencies). The translation of the Company’s financial statements from the functional currency to the presentation currency will be presented in an appendix to the financial statements.

The translation of the Company’s results and financial position from the functional currency to the presentation currency will be done as follows:

a)

Assets and liabilities in all balance sheets presented (including comparative data) are translated at the closing rate as of each balance sheet presented. Goodwill and all fair value adjustments of the assets and liabilities on the date of acquisition of the foreign operation are treated as the foreign operation’s assets and liabilities and are translated at the closing rate at each balance sheet date.

b)

Income and expenses for every period presented in the statements of income (including comparative data) are translated at the average exchange rates for each of the periods presented; however, if there have been significant changes in foreign exchange rates, income and expenses are translated at the exchange rate prevailing on the dates of the actual transactions.

	c)	Share capital, capital reserves and other changes in capital are translated at the exchange rate prevailing as of the date of incurrence.

	d)	Retained earnings are translated based on the opening balance at the exchange rate as of that date and other relevant transactions during the period are translated as described in b) and c) above.

	e)	All translation differences are recorded as a separate item in shareholders’ equity (“foreign currency translation adjustments of foreign operations”).

The Company does not expect the adoption of Accounting Standard No. 13 (Revised) will have material impact on its financial statements.

NATURAL SPEECH COMMUNICATION LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	PROPERTY AND EQUIPMENT

	December 31,

	2007	2006

Cost:
Computers and peripheral equipment	$1,096	$770
Office furniture and equipment	253	243
Leasehold improvements	176	154

	1,525	1,167

Accumulated depreciation:
Computers and peripheral equipment	735	678
Office furniture and equipment	210	201
Leasehold improvements	136	126

	1,081	1,005

Depreciated cost	$444	$162

NOTE 4:-	LONG-TERM LOANS FROM SHAREHOLDERS

During the first quarter of 2007, the Company entered into a loan conversion and investment agreement with its shareholders. According to the agreement, the loans, in the amount of $ 1,350, which were received in U.S. dollars during 2005, bear no interest and have unidentified payment date, were converted to Preferred F1 (see also Note 7).

NOTE 5:-	ACCRUED SEVERANCE PAY

	a.	Composition:

	December 31,

	2007	2006

Accrued severance pay, net	$74	$45

b.

According to Israeli GAAP, the severance pay liability is measured based on the employee’s latest monthly salary multiplied by the number of years of employment as of each balance sheet date, based on the “shut down” method, and severance pay funds are measured at their redemption value at each balance sheet date.

NATURAL SPEECH COMMUNICATION LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	COMMITMENTS AND CONTINGENT LIABILITIES

The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. The Company had obtained grants from the Office of the Chief Scientist at Israel’s Ministry of Industry, Trade and Labor (“the OCS”) aggregating to $ 3,239 for certain of the Company’s development projects. The Company is obligated to pay royalties to the OCS, amounting to 3% of the sales of the products and other related revenues generated from such projects, up to an amount equal to 100% of the grants received, linked to the U.S. dollar plus interest on the unpaid amount received based on the twelve month LIBOR rate applicable to dollar deposits.

Royalties paid or accrued amounted to $ 65 and $ 11 in 2007 and 2006, respectively.

As of December 31, 2007, the Company has an outstanding contingent obligation to pay royalties (including accumulated interest) in the amount of $ 3,488.

NOTE 7:-	SHAREHOLDERS’ EQUITY (DEFICIENCY)

	a.	Share capital:

	Authorized		Issued and outstanding

	December 31,		December 31,

	2007	2006	2007	2006

	Number of shares *)

Shares of NIS 1 par value each:
Ordinary shares (1)	1,304,000	684,000	3,299	3,299
Ordinary Class A shares (2)	3,000	3,000	200	200
Preferred A shares (3)	2,500	2,500	919	919
Preferred B shares (3)	2,500	2,500	983	983
Preferred C shares (3)	1,500	1,500	809	809
Preferred D shares (3)	2,500	2,500	1,863	1,863
Preferred E shares (3)	4,000	4,000	3,246	3,246
Preferred F shares (3)	200,000	200,000	94,381	94,381
Preferred F1 shares (3)	80,000	—	75,000	—
Preferred G shares (3)	100,000	100,000	72,222	67,526
Preferred H shares (3)	100,000	—	34,736	—
Preferred I shares (3)	200,000	—	87,926	—

	2,000,000	1,000,000	375,584	173,226

*)	Each 100 shares of NIS 0.01 par value were consolidated to one share of NIS 1 par value (see note 7c).

(1)	Ordinary shares:
The Ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends, if declared.

NATURAL SPEECH COMMUNICATION LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	SHAREHOLDERS’ EQUITY (DEFICIENCY) (Cont.)

		(2)	Ordinary Class A shares:

Ordinary Class A shares confer upon their holders the right to participate in any distribution of dividends, bonus shares or any other distribution of assets of the Company. They do not confer upon their holders the right to vote and/or to participate in the general meetings of the Company. The Ordinary Class A shares are convertible into Ordinary shares, upon an IPO of the Company, on a one-for-one basis.

		(3)	Preferred shares:

The Preferred shares (“A”, “B”, “C”, “D”, “E”, “F”, “F1”, “G”, “H” and “I”) have the same rights as the Ordinary shares. In addition, the shares are convertible into Ordinary shares and have a preference in liquidation. The Preferred shares are convertible, at the holders’ option, or upon an IPO of the Company, into Ordinary shares on a weighted average ratchet basis, according to the share purchase agreement.

b.

In April 2006, the Company entered into an investment agreement, according to which the Company should issue 72,222 Preferred G shares of NIS 1 par value each, for a total consideration of $1,300. As of December 31, 2006 the Company issued only 67,526 Preferred G shares and therefore recorded in additional paid in capital an amount of $84. During 2007 the Company issued the remaining 4,696 Preferred G shares.

During 2006 the Company received from its shareholders payments on account of future investment agreement in the amount of $478. The payments were recorded as advances on account of shares.

On January 18, 2007, the Company entered into an investment agreement, according to which the Company issued 34,736 Preferred H shares of NIS 1 par value each, for a total consideration of $625. As part of Preferred H shares issuance the Company recorded advances on account of shares in the amount of $478 and received an additional amount of $147.

On January 18, 2007, the Company entered into a loan conversion and investment agreement, according to which the Company issued 75,000 Preferred F1 shares of NIS 1 par value each, for a total consideration of $1,350. As part of the agreement, the Company converted long term loans from shareholders in the amount of $1,350 (see also Note 4).

On April 26, 2007, the Company entered into an investment agreement, according to which the Company should issue 88,889 Preferred I shares of NIS 1 par value each, for a total consideration of $800. As part of the issuance, the Company received $800 from its shareholders, net of issuance expenses in the amount of $4.

During 2007 the Company received from its shareholders payments on account of future investment agreement in the amount of $730. The payments were recorded as advances on account of shares.

NATURAL SPEECH COMMUNICATION LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	SHAREHOLDERS’ EQUITY (DEFICIENCY) (Cont.)

	c.	On April 26, 2007, the Company approved a reverse split at a ratio of 100-to-1 of all shares (authorized and issued) included in these financial statements for all periods presented.

Namely, each 100 shares of NIS 0.01 par value shall be consolidated to one share of NIS 1 par value.

d.

On May 21, 2007, the Company cancelled most of its outstanding employee stock options and granted new options. The Company accounted for these changes as modification in accordance with Accounting Standard No. 24.

	e.	Stock option plans:

On May 21, 2007, the Company’s 2002 option plan was cancelled.

Under the Company’s 2003 Stock Option Plan (“the Plan”), options may be granted to officers, directors and employees of the Company.

As of December 31, 2007, an aggregate of 9,849 Ordinary shares of the Company are still available for future grant.

The options granted under the plan vest over a period of four years. The options expire no later than 10 years from the date of grant. Any options, which are forfeited or cancelled before expiration, become available for future grants.

The fair value of each option is estimated on the date of grant using the Black & Scholes option valuation model that uses the assumptions noted in the following table:

Year ended December 31 2007

Expected volatility	50%
Expected dividends	0%
Expected term (in years)	3.04-6.25
Risk free interest	5%

As of December 31, 2007 the fair value of the Company’s Ordinary shares was estimated in the amount of $0 per share, therefore, compensation expenses were not recorded.

NATURAL SPEECH COMMUNICATION LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	SHAREHOLDERS’ EQUITY (DEFICIENCY) (Cont.)

	Year ended December 31,

	2007			2006

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years

Options outstanding at beginning of year	14,269	$41		15,620	$43
Cancelled	(13,026)	$41		—	$—
Granted	83,000	$11.68	9.39	—	$—
Forfeited	(1,043)	$42		(1,351)	$57

Options outstanding at end of year	83,200	$11.66	9.39	14,269	$41	7.4

Options exercisable at end of year	35,868	$11.03	9.39	7,753	$58	7.28

*)	Each 100 shares of NIS 0.01 par value were consolidated to one share of NIS 1 par value (see also note 7c).

	f.	Warrants issued to customer:

On January 5, 2003, the Company entered into a commercial agreement, which regulated the relationship between the Company and a customer for a period of six years.

As part of the agreement the customer will have the right to exercise a warrant to purchase 4,444 Preferred B shares at an exercise price equal to their par value, provided that the customer shall commercially launch a service to its subscribers based upon the Company’s products, exercisable for a period of 12 months from the date of launching the service, which has not yet commenced.

NOTE 8:-	INCOME TAXES

	a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

The Company’s results for tax purposes are measured under the Income Tax (Inflationary Adjustments) Law, 1985, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index (“Israeli CPI”). Accordingly, until 2004, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI.

	b.	Corporate tax rates in Israel:

Taxable income of Israeli companies is subject to tax at the rate of 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter

NATURAL SPEECH COMMUNICATION LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	INCOME TAXES (Cont.)

	c.	Net operating losses carryforwards:

The Company has accumulated net operating losses carryforward for tax purposes as of December 31, 2007, amounting to approximately $16,000, which may be carried forward and offset against taxable income in the future for an indefinite period.

NOTE 9:-	FINANCIAL INSTRUMENTS

	a.	Risks arising from financial instruments:

The Company’s activities expose it to various financial risks such as market risk (including currency risk and other price risks) and credit risk.

		1.	Foreign currency exchange rate risk:

The Company operates in a number of countries and is exposed to foreign currency exchange rate risks resulting from the exposure to different currencies. Foreign currency exchange rate risks arise from recognized assets and liabilities denominated in a currency other than the functional currency and net investments in foreign operations.

		2.	Credit risk:

The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.

		3.	Cash flow risk in respect of interest rates:

The Company is exposed to risk in respect of changes in the market rate of interest. The Company is obligated to pay royalties to the OCS linked to the U.S. dollar plus interest on the unpaid amount received based on the twelve month LIBOR rate applicable to dollar deposits. The variable rates of interest expose the Company to cash flow risk.

NATURAL SPEECH COMMUNICATION LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	ADDITIONAL DISCLOSURE OF PROFIT AND LOSS ITEMS

	Year ended December 31,

	2007	2006	2005

Revenues

Revenues from sales	$1,123	$378	$691

	$1,123	$378	$691

Cost of revenues

Cost of revenues from sales	$230	$62	$90

	$230	$62	$90

Research and development expenses

Salaries and related expenses	$1,050	$822	$864
Subcontractors	174	35	59
Car rental and maintenance	100	96	102
Other expenses	175	131	208

Total research and development expenses	$1,499	$1,084	$1,233

Sales and marketing expenses

Salaries and related expenses	$469	$318	$321
Subcontractors	101	201	239
Travel expenses	43	68	43
Car rental and maintenance	56	46	41
Other expenses	87	88	89

Total sales and marketing expenses	$756	$721	$733

General and administrative expenses

Salaries and related expenses	$174	$113	$114
Consultancy and professional fees	60	24	32
Others expenses	114	121	63

Total general and administrative expenses	$348	$258	$209

NATURAL SPEECH COMMUNICATION LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	DISCLOSURE OF RECONCILIATION TO US GAAP

There were no adjustments required to the net loss for each of the three years ended December 31, 2007.

NOTE 12:-	SUBSEQUENT EVENT

On October 11, 2007, the Company entered into an investment agreement, according to which the Company should issue 93,257 Preferred I shares of NIS 1 par value each, for a total consideration of $839. An amount of $730 was recorded as advances on account of shares during 2007 (See also note 7b). During January 2008, the Company received from its shareholders the remaining payments in the amount of $109.

EXHIBIT INDEX

Exhibit No.	Exhibit

4.34	Amendment No. 9 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd. and Nortel Networks Ltd., dated as of October 30, 2007.#

4.35	Letter Agreements, dated April 30, 2008 between First International Bank of Israel, as lender, and AudioCodes Ltd., as borrower. †

8.1	Subsidiaries of the Registrant.

12.1	Certification of Shabtai Adlersberg, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Nachum Falek, Vice President and Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Kost Forer and Gabbay & Kasierer, a member of Ernst & Young Global.

15.2	Consent of Squar, Milner, Peterson, Miranda and Williamson, LLP.

#          A request for confidentiality has been filed for certain portions of the indicated document. Confidential portions have been omitted and filed separately with the Securities and Exchange Commission as required by Rule 24b-2 promulgated under the Securities Exchange Act of 1934.

† English summary of Hebrew original.