Form 20-F
period 2008-12-31
AUDIOCODES LTD
filed 2009-06-30
CIK 1086434

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________________________

For the transition period from to

Commission file number 0-30070

AUDIOCODES LTD.
(Exact name of Registrant as specified in its charter
and translation of Registrant’s name into English)

ISRAEL
(Jurisdiction of incorporation or organization)

1 Hayarden Street, Airport City Lod 70151, Israel
(Address of principal executive offices)

Nachum Falek, CFO, 972-3-976-4061, 1 Hayarden Street, Airport City, Lod 70151 Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class Ordinary Shares, nominal value NIS 0.01 per share	Name of each exchange on which registered NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

          As of December 31, 2008, the Registrant had outstanding 40,182,444 Ordinary Shares, nominal value NIS 0.01 per share.

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

Yes ☒ No ☐

          Indicate by check mark whether registrant has submitted electronically and posted omits corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)

Yes ☐ No ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

          Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

           If  “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17             ☐ Item 18

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

          The selected financial data, set forth in the table below, have been derived from our audited historical financial statements for each of the years from 2004 through 2008. The selected consolidated statement of operations data for the years ended December 31, 2006, 2007, and 2008, and the selected consolidated balance sheet data as of December 31, 2007 and 2008, have been derived from our audited consolidated financial statements set forth elsewhere in this Annual Report. The selected consolidated statement of operations data for the years ended December 31, 2004 and 2005, and the selected consolidated balance sheet data as of December 31, 2004, 2005 and 2006, have been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report. The selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to these consolidated financial statements.

	Year Ended December 31,

	2004	2005	2006(*)	2007(*)	2008(*) (**)

	(In thousands, except per share data)

Statement of Operations Data:

Revenues	$82,756	$115,827	$147,353	$158,235	$174,744

Cost of revenues	34,375	46,993	61,242	69,185	77,455

Gross profit	48,381	68,834	86,111	89,050	97,289

Operating expense:

Research and development, net	20,009	24,415	35,416	40,706	37,833

Selling and marketing	19,891	25,944	37,664	42,900	44,657

General and administrative	4,851	6,004	8,766	9,637	9,219

Impairment of goodwill and intangible assets	—	—	—	—	85,015

Total operating expenses	44,751	56,363	81,846	93,243	176,724

Operating income (loss)	3,630	12,471	4,265	(4,193)	(79,435)

Financial income, net	2,165	2,457	3,817	2,670	1,182

Income (loss) before taxes on income (tax benefit)	5,795	14,928	8,082	(1,523)	(73,253)

Taxes on income, net	273	799	289	1,265	505

Equity in losses of affiliated companies	516	693	916	1,097	2,582

Net income (loss)	$5,006	$13,436	$6,877	$(3,885)	$(81,340)

Basic net earnings (loss) per share	$0.13	$0.33	$0.16	$(0.09)	$(1.97)

Diluted net earnings (loss) per share	$0.12	$0.31	$0.16	$(0.09)	$(1.97)

Weighted average number of ordinary shares used in computing basic net earnings (loss) per share	38,614	40,296	41,717	42,699	41,201

Weighted average number of ordinary shares used in computing diluted net earnings per share	42,607	43,086	43,689	42,699	41,201

(*)	Including stock-based compensation expenses related to options granted to employees and others as a result of the adoption of SFAS 123R as of January 1, 2006.

(**)	Including impairment charge to goodwill, intangible assets and investment in an affiliate.

	December 31,

	2004	2005	2006	2007	2008

Balance Sheet Data:

Cash and cash equivalents	$166,832	$70,957	$25,171	$75,063	$36,779

Short-term bank deposits, structured notes, marketable securities and accrued interest	—	71,792	58,080	35,309	78,351

Working capital	171,447	152,047	97,454	124,676	56,438

Long-term bank deposits, structured notes and marketable securities	50,195	77,572	50,377	32,670	—

Total assets	272,145	292,223	337,056	344,487	230,482

Bank loans	—	—	—	—	27,750

Senior convertible notes	120,660	120,836	121,015	121,198	71,374

Total shareholders’ equity	121,985	139,106	164,685	174,492	83,334

Capital stock	126,826	130,744	149,336	162,103	167,981

B.	CAPITALIZATION AND INDEBTEDNESS

          Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

          Not applicable.

D.	RISK FACTORS

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

Risks Related to Our Business and Industry

We reported losses in 2007 and 2008. We may experience additional losses in the future.

          We reported a net loss of $3.9 million in 2007 and $81.3 million in 2008. We also reported a loss of $3.1 million in the first quarter of 2009. The loss in 2008 included a non-cash impairment charge of $86.1 million taken in the fourth quarter of 2008 with respect to goodwill, intangible assets and investment in an affiliate. The majority of our expenses are directly and indirectly related to the number of people we employ. We may increase our expenses based on projections of revenue growth. If at any given time we do not meet our expectations for growth in revenues our expenses incurred in anticipation of projected revenues may cause us to incur a loss. We may not be able to anticipate a loss in advance and adjust our variable costs accordingly. We will need to increase revenues and reduce expenses in order to return to profitability.

We have depended, and expect to continue to depend, on a small number of large customers. Our largest customer, Nortel Networks, filed for bankruptcy protection in January 2009. The loss of Nortel or one of our other large customers or the reduction in purchases by a significant customer or failure of such customer to pay for the products it purchases from us could have a material adverse effect on our revenues.

          Historically, a substantial portion of our revenue has been derived from large purchases by a small number of original equipment manufacturers, or OEMs, and network equipment providers, or NEPs, systems integrators and distributors. For example, our top three customers accounted for approximately 24.9% of our revenues in 2006, 26.1% of our revenues in 2007 and 20.9% of our revenues in 2008. Based on our experience, we expect that our customer base may change from period to period. If we lose a large customer and fail to add new customers, or if purchases made by such customers are significantly reduced, there could be a material adverse effect on our results of operations.

          Sales to Nortel Networks, our largest customer, accounted for 14.4% of our revenues in 2008 compared to 17.0% of our revenues in 2007 and 15.2% of our revenues in 2006. Nortel filed for bankruptcy protection in January 2009. As a result of this bankruptcy filing, $1.7 million of sales to Nortel in the fourth quarter of 2008 were recorded as unpaid deferred revenues which also reduced trade receivables on our balance sheet. The effect of this bankruptcy filing by Nortel on the business of Nortel and, in turn, the impact on the purchase of our products by Nortel cannot be determined at this time. Any significant reduction in sales to Nortel or the inability to collect a significant portion of amounts owed to us by Nortel could have a material adverse effect on our results of operations.

          Recent and future economic conditions, including turmoil in the financial and credit markets, may adversely affect our business.

          The current economic and credit crisis is having a significant negative impact on business around the world. The impact of this crisis on the technology industry and our major customers has been severe. Conditions may continue to be depressed or may be subject to further deterioration which could lead to a further reduction in consumer and customer spending overall, which could have an adverse impact on sales of our products. A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their orders of our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity. A significant adverse change in a customer’s financial and/or credit position could also require us to assume greater credit risk relating to that customer’s receivables or could limit our ability to collect receivables related to previous purchases by that customer. As a result, our reserves for doubtful accounts and write-offs of accounts receivable may increase.

We may not be able to raise additional financing for our capital needs on favorable terms, or at all, which could limit our ability to grow and to continue our longer term expansion plans.

          The conversion price of our senior convertible notes is significantly higher than the market price of our ordinary shares and these notes are trading at a discount to their principal amount. As a result, in November 2009, we may be required to repay all or a portion of the $73.5 million in principal amount of our outstanding senior convertible notes when the holders of these notes can require us to repurchase the notes. We may need to raise additional capital to continue our longer term expansion plans. To the extent that we cannot fund our activities and acquisition program through our existing cash resources and any cash we generate from operations, we may need to raise equity or debt funds through additional public or private financings. We borrowed $30 million in 2008 that is repayable in 20 equal quarterly payments of $1.5 million from August, 2008 through July 2013. We will need to pay these installments and could also be required to repay all or portion of these bank loans if we do not comply with covenants in our loan agreements with respect to maintaining shareholders’ equity at specified levels or achieving certain levels of operating income. We cannot be certain that we will be able to obtain additional financing on commercially reasonable terms, or at all. This could inhibit our growth, increase our financing costs or cause us severe financial difficulties.

We have entered into an agreement for the construction and long term lease of a new building in Israel. If we are unable to sublease the property under reasonable commercial terms, we may incur increased operating expenses which could adversely affect our results of operations.

          In May, 2007, we entered into an agreement with respect to property adjacent to our headquarters in Israel, pursuant to which a building of approximately 145,000 square feet will be erected and leased to us for period of eleven years. This new building is expected to be completed in 2010. We estimate the annual lease payments (including management fees) to be in the range of $2.0 million to $3.2 million, depending on the amount expended on improvements made to the building. The leased property was intended to serve our expanding needs. However, in view of current economic conditions and our reduction in personnel undertaken in 2008, we may not need to occupy the entire building and may seek to sublease all or a portion of the new building to third parties. If we are unable to enter into a sublease or enter into a sublease for an amount that is less than our obligations under the lease, we may incur significant additional operating expenses which could adversely affect our results of operations.

We are dependent on the development of the VoIP market to increase our sales.

          We are dependent on the development of the Voice over Internet Protocol, or VoIP, market to increase our sales. Most existing networks are still not based on Voice over Packet technology which we use in our products designed for the VoIP market. We cannot be sure that the delivery of telephone and other communications services over packet networks will expand or that there will be a need to interconnect to other networks utilizing the type of technology contained in our products. For example, the need for our Media Gateway products depends on the need to inter connect VoIP networks with traditional non-packet based networks. Our session border control products depend on growth in the need to inter connect Voice over Packet networks with each other. The adaptation process of connecting packet networks and telephone networks can be time consuming and costly. Sales of our VoIP products will depend on the development of packet networks and the commercialization of VoIP services. If this market develops more slowly than we expect, we may not be able to sell our products in a significant enough volume to be profitable.

We intend to expand our business through acquisitions that could result in diversion of resources and extra expenses. This could disrupt our business and affect our results of operations.

          Part of our strategy is to pursue acquisitions of, or investments in, businesses and technologies or to establish joint ventures to expand our business. For example, in April 2003, we purchased a product group from Nortel Networks and in May 2004 we purchased Ai-Logix Inc., now known as AudioCodes Inc. In 2005, we invested in two Israeli-based companies, MailVision Ltd. and CTI Squared Ltd., and continued investing in Natural Speech Communication Ltd. We have recognized losses from our equity investment in Natural Speech Communication in our results of operations in each of the past three years. In December 2008, we began consolidating the financial results of Natural Speech Communication in our financial results since we became the primary beneficiary in accordance with FASB Interpretation No. 46 (Revised), or FASB Interpretation (“FIN”) 46R, “Consolidation of Variable Interest Entities - An Interpretation of ARB No. 51”. In July 2006, we acquired Nuera Communications, Inc. (which merged into AudioCodes Inc.), in August 2006, we acquired Netrake Corporation (which merged into AudioCodes Inc.), and in April 2007, we completed our acquisition of CTI Squared Ltd.

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

          Acquired businesses, technologies or joint ventures may not be successfully integrated with our products and operations. The markets for the products produced by the companies we acquire may take longer than we anticipated to develop and to result in increased sales and profits for us. We may not realize the intended benefits of any acquisition, investment or joint venture and we may incur losses from any acquisition, investment or joint venture. The future valuation of acquired businesses may be less than the purchase price we paid and result in impairment charges related to goodwill or intangible assets. During the fourth quarter of 2008, we recognized non-cash impairment charges of $86.1 million with respect to goodwill and intangible assets related to our acquisitions and an investment in an affiliated company. These charges were identified in connection with our annual impairment tests and reflect market conditions.

          In addition, acquisitions could result in:

●	substantial cash expenditures;

●	potentially dilutive issuances of equity securities;

●	the incurrence of debt and contingent liabilities;

●	a decrease in our profit margins;

●	amortization of intangibles and potential impairment of goodwill and intangible assets, such as occurred during 2008;

●	reduction of management attention to other parts of the business;

●	failure to invest in different areas or alternative investments;

●	failure to generate expected financial results or reach business goals; and

●	increased expenditures on human resources and related costs.

If acquisitions disrupt our sales or marketing efforts or operations, our business may suffer.

We recorded significant charges during the fourth quarter of 2008 which caused us to report a net loss for 2008. If our goodwill and other intangibles become further impaired, we may be required to record additional charges to earnings.

          We recorded aggregate charges of $86.1 million in the fourth quarter of 2008 for impairment charges with respect to goodwill and intangible assets related to our acquisitions and an investment in an affiliated company. As a result, we reported a net loss for 2008. As of December 31, 2008, we had goodwill and other intangibles in an aggregate amount of $32.1 million, or approximately 13.9% of our total assets and 38.5% of our shareholders’ equity. Under accounting principles generally accepted in the United States, we review our goodwill and other intangibles for impairment annually during the fourth quarter of each fiscal year and when events or changes in circumstances indicate the carrying value may not be recoverable. The carrying value of our goodwill and other intangibles may not be recoverable due to factors such as a decline in our stock price and market capitalization, reduced estimates of future cash flows and profitability and slower growth rates in our industry. Our impairment charges in 2008 were primarily the result of a decrease in our market capitalization. Estimates of future cash flows and profitability are based on an updated long-term financial outlook of our operations. However, actual performance in the near-term or long-term could be materially different from these forecasts, which could impact future estimates. A further significant decline in our market capitalization or deterioration in our projected results could result in additional impairment of goodwill and/or intangibles. We may be required to record a significant charge to earnings in our financial statements during a period in which an impairment of our goodwill is determined to exist, as happened in 2008, which would negatively impact our results of operations and could negatively impact our stock price.

If new products we recently introduced or expect to introduce in the future fail to generate the level of demand we anticipated, we will realize a lower than expected return from our investment in research and development with respect to those products, and our results of operations may suffer.

          Our success is dependent, in part, on the willingness of our customers to transition or migrate to new products, such as our expanded offering of Mediant and IPmedia products, the session border controller products that we now offer as a result of our acquisition of Netrake, the Multi Service Business Gateways (MSBGs) we recently introduced, the software application products that we now offer as a result of our acquisition of CTI Squared, or expected future products. We are involved in a continuous process of evaluating changing market demands and customer requirements in order to develop and introduce new products, features and applications to meet changing demands and requirements. We need to be able to interpret market trends and the advancement of technology in order to successfully develop and introduce new products, features and applications. If potential customers defer transition or migration to new products, our return on our investment in research and development with respect to products recently introduced or expected to be introduced in the near future will be lower than we originally anticipated and our results of our operations may suffer.

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

          Our products are sold also as components or building blocks to large OEMs and NEPs. These customers incorporate our products into their product offerings, usually in conjunction with value-added services of their own or of third parties. OEM or NEP customers or potential customers may prefer to develop their own technology or purchase third party technology. They could also manufacture their own components or building blocks that are similar to the ones we offer. Large customers have already committed significant resources in developing integrated product offerings. Customers may decide that this gives them better profitability and/or greater control over supplies, specifications and performance. Customers may therefore not buy components or products from an external manufacturer such as us. This could have an adverse impact on our ability to sell our products and our revenues.

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

          Our principal competitors in the area of analog media gateways (2 to 24 ports) for access and enterprise are Cisco Systems Inc., Mediatrix Telecom, Inc., Vega Stream Limited, Samsung, Innovaphone AG, Net.com/Quintum Technologies, Tainet Communication System Corp., Welltech, Ascii Corp., D-Link Systems, Inc., Multitech Inc., Inomedia, OKI and LG. In addition we face competition in low, mid and high density gateways from internal development at companies such as Nortel, Alcatel-Lucent, Nokia-Siemens, Huawei, Ericsson, UTstarcom, ZTE and from Cisco Systems, Inc., Veraz Networks, Sonus Networks, General Bandwidth, Dialogic/Cantat Technologies and Commatch (Telrad).

          Our principal competitors in the media server market segment are Dialogic/Cantata Technology, NMS Communications, Convedia/Radisys, IP Unity Glenayre, Cognitronics and Aculab. In addition, we face competition in software-based and hardware-based media servers from internal development at companies such as Hewlett-Packard, Comverse-NetCentrex, Nortel, Alcatel - Lucent, Nokia – Siemens and Ericsson.

          With respect to session border controllers, we compete against Acme Packets, Nextone/Nexpoint, Juniper and Sonus Networks. In the security gateway market, we compete against private companies such as GenBand, ACME Packets, Clavister and NEC.

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

          Our customers expect us to maintain an inventory of products available for purchase off the shelf subsequent to the initial sales cycle for these products. This may require us to incur the costs of manufacturing inventory without having a purchase order for the products. The VoIP industry is subject to rapid technological change and volatile customer demands, which result in a short product commercial life before a product becomes obsolete. If we are unable to sell products that are produced to hold in inventory, we may incur write offs as a result of slow moving items, technological obsolescence, excess inventories, discontinued products and products with market prices lower than cost. Write offs could adversely affect our operating results and financial condition. We wrote-off inventory in a total amount of $1.9 million in 2006, $700,000 in 2007 and $1.2 million in 2008.

The right of our customers to return products and their right to exchange products may affect our ability to recognize revenues which could adversely affect the results of our operations.

          Some of our customers expect us to permit them to return some or all of the products they purchased from us. If we contractually agree to allow a customer to return products, the customer may be entitled to a refund for the returned products or to receive a credit for the purchase of replacement products. If we agree to this type of contractual obligations, it could affect our ability to recognize revenues. In addition, if we are not able to resell any products that are returned and we would have to write off this inventory. This could adversely affect our results of operations.

Our products generally have long sales cycles and implementation periods, which increase our costs in obtaining orders and reduce the predictability of our revenues.

          Our products are technologically complex and are typically intended for use in applications that may be critical to the business of our customers. Prospective customers generally must make a significant commitment of resources to test and evaluate our products and to integrate them into larger systems. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new communications equipment. The sales cycles of our products to new customers are approximately six to twelve months after a design win, depending on the type of customer and complexity of the product. This time may be further extended because of internal testing, field trials and requests for the addition or customization of features. This delays the time until we realize revenue and results in significant investment of resources in attempting to make sales.

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

          We generated 35% of our revenues in 2006, 37% of our revenues in 2007 and 40% of our revenues in 2008, outside of the United States and Israel. Part of our strategy is to expand our penetration in existing foreign markets and to enter new foreign markets. Our ability to penetrate some international markets may be limited due to different technical standards, protocols or product requirements in different markets. Expansion of our international business will require significant management attention and financial resources. Our international sales and operations are subject to numerous risks inherent in international business activities, including:

●	economic and political instability in foreign countries;

●	compliance with foreign laws and regulations;

●	different technical standards or product requirements;

●	staffing and managing foreign operations;

●	foreign currency fluctuations;

●	export control issues;

●	governmental controls;

●	import or currency control restrictions;

●	local taxation;

●	increased risk of collection; and

●	burdens that may be imposed by tariffs and other trade barriers.

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

          Although we have operations throughout the world, the majority of our revenues and our operating costs in 2008 were denominated in, or linked to, the U.S. dollar. Accordingly, we consider the U.S. dollar to be our functional currency. However, approximately 38% of our operating costs in 2008 were incurred in New Israeli Shekels (NIS). During 2007 and first half of 2008, the NIS appreciated against the U.S. dollar, which resulted in an increase in the U.S. dollar cost of our operations in Israel. As a result of this differential, from time to time we may experience increases in the costs of our operations outside the United States, as expressed in dollars. If there is a significant increase in our expenses, we may be required to increase the prices of our products and may be less competitive. We cannot be sure that our international customers will continue to place orders denominated in dollars.

          Our sales to European customers denominated in Euros are increasing. Sales denominated in Euros could make our revenues subject to fluctuation in the Euro/dollar exchange rate. If the U.S. dollar appreciates against the Euro, we may be required to increase the prices of our products that are denominated in Euros.

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

          The success of our business also depends upon our continuing ability to attract and retain other highly-qualified management, technical, sales and marketing personnel. We need highly-qualified technical personnel who are capable of developing technologies and products and providing the technical support required by our customers. We experience competitive pressure with respect to retaining and hiring employees in the high technology sector in Israel. If we fail to hire and retain skilled employees, our business may be adversely affected.

If we do not manage our operations effectively, our results of operations could be adversely affected.

          We have actively expanded our operations in the past and may continue to expand them in the future. This expansion has required, and may continue to require, the application of managerial, operational and financial resources. We cannot be sure that we will continue to expand, or that we will be able to expand our operations successfully. In particular, our business requires us to focus on multiple markets, including the VoIP, wireline, cable and wireless markets. In addition, we work simultaneously with a number of large OEMs and network equipment providers each of which may have different requirements for the products that we sell to them. We may not have sufficient manpower, or may be unable to devote this manpower when needed, to address the requirements of these markets and customers. If we are unable to manage our operations effectively, our revenues may not increase, our cost of operations may rise and our results of operations may be adversely affected.

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

Our gross profit percentage decreased in 2006, 2007 and 2008. The decrease in our gross profit percentage was primarily attributable to amortization expenses related to the acquisitions of Nuera and Netrake beginning in the third quarter of 2006 and CTI Squared beginning in the second quarter of 2007, as well as expenses related to equity-based compensation resulting from the adoption of SFAS 123(R) beginning in 2006. During the fourth quarter of 2008, we recognized non-cash impairment charges of $86.1 million with respect to goodwill, intangible assets and investment in an affiliate. As a result of these impairment charges, non-cash amortization expense included in cost of revenues is expected to decline in 2009.

          Our gross profit percentage has also been negatively affected in the past and could continue to be negatively affected by an increase in manufacturing costs, a shift in our sales mix towards our less profitable products, increased customer demand for longer product warranties and increased cost pressures as a result of increased competition. Acquisitions of new businesses could also negatively affect our gross profit percentage, which could cause an adverse effect on our results of operations.

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

          As a foreign private issuer subject to U.S. federal securities laws, we spend a significant amount of management time and resources to comply with laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, SEC regulations and Nasdaq rules. Section 404 of the Sarbanes-Oxley Act requires management’s annual review and evaluation of our internal control over financial reporting and attestations of the effectiveness of these controls by our management and by our independent registered public accounting firm. There is no guarantee that these efforts will result in management assurance or an attestation by our independent registered public accounting firm that our internal control over financial reporting is adequate in future periods. In connection with our compliance with Section 404 and the other applicable provisions of the Sarbanes-Oxley Act, our management and other personnel devote a substantial amount of time, and may need to hire additional accounting and financial staff, to assure that we comply with these requirements. The additional management attention and costs relating to compliance with the Sarbanes-Oxley Act and other corporate governance requirements could materially and adversely affect our financial results.

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

We are subject to risks from our financial investments. A continuing decline in interest rates and worsening of the credit crisis affecting capital markets could reduce our interest-income, decrease the value of financial assets held by us and adversely affect our profitability.

          Our investment portfolio consists of held-to-maturity marketable securities. Our investments are exposed to market risk due to fluctuation in interest rates, which may affect our interest income. In addition, our funds are deposited and invested with various financial institutions. The global economic crisis has led to the collapse of some major international financial institutions and the weakening of others. If the financial institutions with which we invest collapse, this may result in a loss of our deposits or investments and a resulting material adverse effect on our financial condition and results of operations.

          Additionally, the performance of the capital markets affects the values of funds that are held in marketable securities. These assets are subject to market fluctuations and the credit worthiness of the institutions issuing the securities. This could result in uncertain returns for these securities, which may fall below our projected return rates and could affect the fair market value of our investment portfolio. Due to the recent credit crisis and other market developments, including a series of rating agency downgrades, the fair value of these marketable securities may decline on an other than temporary basis which may adversely affect our profitability.

We are subject to taxation in several countries.

          Because we operate in several countries, mainly in the U.S., Israel, U.K. and Singapore, we are subject to taxation in multiple jurisdictions. We are required to report to and are subject to local tax authorities in the countries in which we operate. In addition, our income that is derived from sales to customers in one country might also be subject to taxation in other countries. We cannot be sure of the amount of tax we may become obligated to pay in the countries in which we operate. The tax authorities in the countries in which we operate may not agree with our tax position. Our tax benefits from carry forward losses and other tax planning benefits such as Israeli approved enterprise programs, may prove to be insufficient due to Israeli tax limitations, or may prove to be insufficient to offset tax liabilities from foreign tax authorities. Foreign tax authorities may also use our gross profit or our revenues in each territory as the basis for determining our income tax, and our operating expenses might not be considered for related tax calculations adversely affect our results of operations.

Risks Relating to Operations in Israel

Conditions in Israel affect our operations and may limit our ability to produce and sell our products.

          We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through the current period of time. This has led to ongoing hostilities between Israel, the Palestinian Authority and other groups in the West Bank and Gaza Strip. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. Recently, there has been an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as a military confrontation in December 2008 and January 2009 along Israel’s border with the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern Israel. There were also extensive hostilities along Israel’s northern border with Lebanon in the summer of 2006. The Israeli-Palestinian conflict may also lead to political instability between Israel and its neighboring countries. Ongoing violence between Israel and the Palestinians, as well as tension between Israel and the neighboring countries, may have a material adverse effect on our business, financial conditions and results of operations.

          We cannot predict the effect on us of an increase in these hostilities or any future armed conflict, political instability or violence in the region. Additionally, some of our officers and employees in Israel are obligated to perform annual military reserve duty and are subject to being called for additional active duty under emergency circumstances, such as the recent military confrontation in the Gaza Strip. Some of our employees live within conflict area territories and may be forced to stay at home instead of reporting to work. We cannot predict the full impact of these conditions on us in the future, particularly if emergency circumstances or an escalation in the political situation occur. If many of our employees are called for active duty, or forced to stay at home, our operations in Israel and our business may be adversely affected. Additionally, a number of countries continue to restrict or ban business with Israel or Israeli companies, which may limit our ability to make sales in those countries.

We are adversely affected by the devaluation of the dollar against the New Israeli Shekel and could be adversely affected by the rate of inflation in Israel.

          We generate substantially all of our revenues in U.S. dollars and, in 2008, 38% of our expenses, primarily salaries, related personnel expenses and the leases of our buildings in Israel, were incurred in NIS. We anticipate that a significant portion of our expenses will continue to be denominated in NIS.

          Our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS. During 2007 and the first half of 2008, the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our operations in Israel. During the second half of 2008 and the first half of 2009, the NIS weakened against the U.S. dollar. To the extent the U.S. dollar weakens against the NIS, we could experience an increase in the cost of our operations, which are measured in U.S. dollars in our financial statements, which could adversely affect our results of operations. In addition, in periods in which the U.S. dollar appreciates against the NIS, we bear the risk that the rate of inflation in Israel will exceed the rate of such devaluation of the NIS in relation to the U.S. dollar or that the timing of such devaluations were to lag considerably behind inflation, which will increase our costs as expressed in U.S. dollars.

          The devaluation of the U.S. dollar in relation to the NIS in 2007 and the first half of 2008 increased the cost in U.S. dollars of our expenses. As a result, our dollar-measured results of operations were adversely affected. This could happen again if the U.S. dollar were to devalue against the NIS. In order to manage the risks imposed by foreign currency exchange rate fluctuations, from time to time, we enter into currency forward contracts and put and call options to hedge some of our foreign currency exposure. We can provide no assurance that our hedging arrangements will be effective. In addition, if we wish to maintain the dollar-denominated value of our products in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar may cause our customers to cancel or decrease orders or default on payment.

          Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, exchange rate fluctuations have an impact on our profitability and period-to-period comparisons of our results of operations. In 2008, the value of the dollar decreased in relation to the NIS by 1.1%, and the inflation rate in Israel was 3.8% and, as a result, adversely affected our results of operations in 2008. If this trend continues, it will continue to adversely affect our result of operations.

The Israeli government programs in which we currently participate, and the tax benefits we currently receive require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs.

          We benefit from certain government programs and tax benefits, particularly as a result of exemptions and reductions resulting from the “approved enterprise” status of our existing production facilities and programs in Israel. In the past, the designation required advance approval from the Investment Center of the Israel Ministry of Industry, Trade and Labor (the Investment Center). To be eligible for these programs and tax benefits, we must continue to meet conditions relating principally to adherence to the approved programs and to periodic reporting obligations. We believe that we are currently in compliance with these requirements. However, if we fail to meet these conditions, we will be subject to corporate tax at the rate then in effect under Israeli law for such tax year.

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

          The law provides that terms and benefits included in any certificate of approval granted prior to December 31, 2004 remain subject to the provisions of the law as they were on the date of such approval. Therefore, our existing “Approved Enterprises” are generally not subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the law as amended, will subject us to taxes upon distribution or liquidation and we may be required to record a deferred tax liability with respect to such tax-exempt income. None of our facilities are currently approved as an Approved Enterprise under the amended law.

          In 2008, we recognized a grant of $2,053,000 from the Government of Israel, through the Office of the Chief Scientist, or the OCS, for the financing of a portion of our research and development expenditures in Israel. The OCS budget has been subject to reductions, which may affect the availability of funds for these prospective grants and other grants in the future. As a result, we cannot be certain that we will continue to receive grants at the same rate, or at all. In addition, the terms of any future OCS grants may be less favorable than our past grant.

The government grants we have received for research and development expenditures limit our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties.

          In connection with research and development grants we received from the OCS, we must pay royalties to the OCS on the revenue derived from the sale of products, technologies and services developed with the grants from the OCS. The terms of the OCS grants and the law pursuant to which grants are made restrict our ability to manufacture products or transfer technologies developed outside of Israel if OCS grants funded the development of the products or technology. An amendment to the relevant law facilitates the transfer of technology or know-how developed with the funding of the OCS to third parties outside of Israel, but any future transfer would still require the approval of the OCS, which may not be granted, and is likely to involve a material payment to the OCS. This restriction may limit our ability to enter into agreements for those products or technologies without OCS approval. We cannot be certain that any approval of the OCS will be obtained on terms that are acceptable to us, or at all.

          In order to meet specified conditions in connection with the grants and programs of the OCS, we have made representations to the Government of Israel concerning our Israeli operations. From time to time the conduct of our Israeli operations has deviated from our representations. If we fail to meet the conditions related to the grants, including the maintenance of a material presence in Israel, or if there is any material deviation from the representations made by us to the Israeli government, we could be required to refund the grants previously received (together with an adjustment based on the Israeli consumer price index and an interest factor) and would likely be ineligible to receive OCS grants in the future. Any inability to receive these grants would result in an increase in our research and development expenses.

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

          The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Between January 1, 2007 and June 15, 2009, our share price has fluctuated from a high of $10.40 to a low of $0.92. The following factors may cause significant fluctuations in the market price of our ordinary shares:

●	fluctuations in our quarterly revenues and earnings or those of our competitors;

●	shortfalls in our operating results compared to levels forecast by securities analysts;

●	announcements concerning us, our competitors or telephone companies;

●	announcements of technological innovations;

●	the introduction of new products;

●	changes in product price policies involving us or our competitors;

●	market conditions in the industry;

●	integration of acquired businesses, technologies or joint ventures with our products and operations;

●	the conditions of the securities markets, particularly in the technology and Israeli sectors; and

●	political, economic and other developments in the State of Israel and worldwide.

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

          The following factors have affected our quarterly results of operations in the past and are likely to affect our quarterly results of operations in the future:

●	size, timing and pricing of orders, including order deferrals and delayed shipments;

●	launching of new product generations;

●	length of approval processes or market testing;

●	technological changes in the telecommunications industry;

●	competitive pricing pressures;

●	the timing and approval of government research and development grants;

●	accuracy of telecommunication company, distributor and original equipment manufacturer forecasts of their customers’ demands;

●	changes in our operating expenses;

●	disruption in our sources of supply; and

●	general economic conditions.

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

It is our policy that we will not provide quarterly forecasts of the results of our operations. This policy could affect the willingness of analysts to provide research with respect to our ordinary shares which could affect the trading market for our ordinary shares.

          It is our policy that we will not provide quarterly forecasts of the results of our operations. This could result in the reduction of research analysts who cover our ordinary shares. Any reduction in research coverage could affect the willingness of investors, particularly institutional investors, to invest in our shares which could affect the trading market for our ordinary shares and the price at which our ordinary shares are traded.

As a foreign private issuer whose shares are listed on the Nasdaq Global Select Market, we may follow certain home country corporate governance practices instead of certain Nasdaq requirements.

          As a foreign private issuer whose shares are listed on the Nasdaq Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the Nasdaq Marketplace Rules.

          We do not intend to comply with the Nasdaq requirement that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans. Instead, we follow Israeli law and practice which permits the establishment or amendment of certain equity based compensation plans to be approved by our board of directors without the need for a shareholder vote, unless such arrangements are for the compensation of directors, in which case they also require audit committee and shareholder approval. We also post our Annual Report on Form 20-F on our web site (www. audiocodes.com) rather than distribute it to our shareholders pursuant to the relevant Nasdaq requirements.

          We may also follow home country practice with regard to, among other things, executive officer compensation, director nomination, composition of the board of directors and quorum at shareholders’ meetings. In addition, we may follow Israeli law, instead of the Nasdaq Marketplace Rules, which require that we obtain shareholder approval for an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.

          Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq’s corporate governance rules.

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

          Based on the composition of our gross income and the composition and value of our gross assets during 2004, 2005, 2006, 2007 and 2008, we do not believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes during any of such tax years. It is likely, however, that we would be deemed to have been a PFIC in 2001, 2002 and 2003. In addition, there can be no assurance that we will not be deemed a PFIC for any future tax year in which, for example, the value of our assets, as measured by the public market valuation of our ordinary shares, declines in relation to the value of our passive assets (generally, cash, cash equivalents and marketable securities). If we are a PFIC for any tax year, U.S. shareholders who own our ordinary shares during such year may be subject to increased U.S. federal income tax liabilities and reporting requirements for such year and succeeding years, even if we are no longer a PFIC in such succeeding years.

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

          During the fourth quarter of 2008, we repurchased approximately $51.5 million in principal amount of our senior convertible notes. As of June 15, 2009, approximately $73.5 million principal amount of our notes was outstanding. On November 9, 2009, November 9, 2014 or November 9, 2019, or upon specified fundamental changes relating to us, each holder of the outstanding notes may require us to purchase for cash all or a portion of such holder’s notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest, if any, on such notes to but excluding the date of purchase. In addition, in the case of certain fundamental changes occurring before November 9, 2009, we may be required to pay a make-whole premium to holders of outstanding notes.

          As the conversion price of the senior convertible notes is significantly higher than the market price of our ordinary shares and the notes are trading at a discount to their principal amount, it is likely that the holders of all or a significant portion of the outstanding notes will require that we repurchase the notes when they are able to do so in November 2009. We cannot be sure that we will have sufficient financial resources to purchase these notes for cash, or will be able to raise the financing needed to purchase these notes if required to do so in November 2009 or at any other time as required by the terms of the notes.

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

          Our notes are general, unsecured obligations and are effectively subordinated to any existing and future secured indebtedness we may have. In addition, our notes are not guaranteed by our subsidiaries or any future subsidiaries and, accordingly, our notes are effectively subordinated to the existing and future indebtedness and other liabilities of our subsidiaries. These liabilities may include indebtedness, trade payables, guarantees, lease obligations and letter of credit obligations. Therefore, our rights and the rights of our creditors, including the holders of the notes, to participate in the assets of any subsidiary upon that subsidiary’s liquidation or reorganization will be subject to the prior claims of the subsidiary’s creditors, except to the extent that we may ourselves be a creditor with recognized claims against the subsidiary. However, even if we are a creditor of one of our subsidiaries, our claims would still be effectively subordinated to any security interests in, or mortgages or other liens on, the assets of that subsidiary and would be subordinate to any indebtedness of the subsidiary senior to that held by us. As of June 15, 2009, our existing subsidiaries had no outstanding indebtedness (excluding intercompany debt and other liabilities).

There are no restrictive covenants in the indenture for the notes relating to our ability to incur future indebtedness or complete other transactions.

          The indenture governing our notes does not contain any financial covenants or restrictions on the payment of dividends. The indenture does not restrict the issuance or repurchase of securities by us or our subsidiaries. The indenture contains no covenants or other provisions to afford holders of our notes protection in the event of a highly leveraged transaction, such as a leveraged recapitalization, that would increase the level of our indebtedness, or a change in control except for the ability of the holders to require us to redeem the notes under certain circumstances. The indenture governing our notes does not restrict us from incurring senior secured debt in the future or from guaranteeing our indebtedness, nor does it limit the amount of indebtedness that we can issue that is equal to our notes in right of payment. In 2008, we borrowed $30 million from Israeli banks and we may borrow additional amounts from financial institutions without violating the terms of the indenture.

Our indebtedness and debt service obligations increased upon the issuance of our notes and loans, which may adversely affect our cash flow, cash position and stock price.

          If we do not have sufficient available cash or are unable to generate cash or raise additional financing sufficient to meet our obligations under our notes and need to use existing cash or liquidate investments in order to fund these obligations, we may have to delay or curtail research, development and commercialization programs.

          Our indebtedness could have significant additional negative consequences, including, without limitation:

●
requiring the dedication of a portion of our expected cash flow to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including funding our research and development programs and other capital expenditures;

●	increasing our vulnerability to general adverse economic conditions;

●	limiting our ability to obtain additional financing; and

●	placing us at a possible competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources.

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

Our ability to fulfill our obligations under our notes and loans is dependent upon our financial and operating performance.

          Our ability to make interest and principal payments on our notes when due depends, in part, upon our financial performance and our ability to refinance this debt obligation or to raise additional equity or debt. We may be required to pay all or a portion of our notes in November 2009. Prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make these payments.

          If we are unable to generate sufficient cash flow to meet our debt service obligations or to repay the principal of our notes and/or loans, we will have to pursue one or more alternatives, such as:

●	reducing our operating expenses;

●	reducing or delaying capital expenditures;

●	selling assets; or

●	raising additional debt or equity capital.

          We cannot be sure that any of these alternatives could be accomplished on satisfactory terms, if at all, or that those actions would provide sufficient funds to retire our notes and/or repay our loans.

ITEM 4 INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

          AudioCodes Ltd. was incorporated in 1992 under the laws of the State of Israel. Our principal executive offices are located at 1 Hayarden Street, Airport City, Lod, 70151 Israel. Our telephone number is 972-3-976-4000. Our agent in the United States is AudioCodes Inc., 2099 Gateway Plaza, San Jose, California 95134.

Major Developments since January 1, 2008

          In January 2008, we merged most of our U.S. subsidiaries into AudioCodes Inc. We did this to simplify operational and financial procedures and to save costs. As a result, most of our activities in the United States are conducted through AudioCodes Inc.

          We have introduced the following families of products and technologies:

          High Definition VoIP- the adoption of VoIP and broadband networks has given us the opportunity to offer high-quality voice coding algorithms which make communication more efficient, effective and natural and to generate the High Definition VoIP, or HD VoIP.

          High Definition IP Phones - suitable to be integrated with third party IP-PBX platforms for the enterprise IP telephony market, as well as into IP-Centrex service provider solutions.

          Multi-Service Business Gateways – a product integrating multiple data, telephony and security services into a single device. Building on our media gateway CPE line, we have added the support of new functions such as a LAN switch, a data router, a firewall and a session border controller, providing service providers with an integrated demarcation point and the enterprise with an all-in-one solution for its communications needs.

          Increased use of Open Source codes for Enterprise Telephony - Similar to the trend experienced with respect to Linux in the IT world, open source has started to gain momentum in the VoIP space as well. Open source based IP telephony solutions, led by Asterisk, a well known IP-PBX implementation, is starting to penetrate the enterprise space as a low cost alternative to the proprietary IP-PBX solutions from the large vendors. The adoption of open source IP telephony solutions is gaining momentum mainly in the SMB/SME space, as well as with service providers and developers that add their own code on top of the open source basic code to enable special services and features.

Investments in Other Companies

          Through December 31, 2008, we had invested an aggregate of $7.2 million in Natural Speech Communication Ltd., a privately-held development stage company engaged in speech recognition. This investment is intended to assist that company in achieving substantive technological milestones. As of December 1, 2008, we began consolidating the financial results of NSC into AudioCodes’ financial results since we became the primary beneficiary in accordance with “FIN” 46R. As of December 31, 2008, we owned 56.6% of the outstanding share capital of NSC and 51.0% of the share capital of NSC on a fully diluted basis.

          In July, 2005, we invested $707,000 in MailVision Ltd., a privately-held company engaged in developing and marketing enhanced services platforms for wireless service providers. During 2006, 2007 and 2008, we made convertible loans in the aggregate principal amount of $403,000 to MailVision. The loans bear interest at the rate of 9% per annum and may be converted into shares of MailVision. As of December 31, 2008, we owned 20.2% of the outstanding share capital of this company and 17.4% of the share capital of this company on a diluted basis without taking into account shares that may be issued upon conversion of the loans.

          In December 2006, we made a convertible loan in the amount of $1,000,000 to Kayote Networks Inc., a privately-held company engaged in VoIP interconnectivity and interoperability services. This loan bears interest at the rate of LIBOR+2% per annum and was due and payable in December 2007. In December 2007, we requested repayment of the loan. We received payment of $870,000 of the principal amount of the loan in cash and the remaining balance of the loan in the amount of $130,000 was written off.

Principal Capital Expenditures

          We have made and expect to continue to make capital expenditures in connection with expansion of our production capacity. The table below sets forth our principal capital expenditures incurred for the periods indicated.

	2006	2007	2008
Computers and peripheral equipment	$2,310	$2,023	$2,466

Office furniture and equipment	677	436	166

Leasehold improvements	80	170	526

Total	$3,067	$2,629	$3,158

B.	BUSINESS OVERVIEW

Introduction

          We design, develop and sell products for voice, data and video over IP networks. In broad terms, VoP networks consist of key network elements such as software switches, Internet protocol, or IP, phones and media gateways. Our network and technology products primarily provide voice the media gateway element in the network. Media gateways connect legacy and IP networks. They essentially receive the legacy format of communication and convert it to an IP communication and vice versa. Typically, media gateways utilize compression algorithms to compress the amount of information and reduce the amount of bandwidth required to convey the information (for example, a voice communication).

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

          The need to re-route voice and fax traffic from the traditional circuit-switched networks onto the new packet networks has led to the development of interface equipment between the two networks, generally referred to as media gateways. The processing of voice and fax signals in gateway and access equipment is done according to industry-wide standards. These standards are needed to ensure that all traditional telephony traffic is seamlessly switched and routed over the packet network and vice versa.

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

          Another recent trend in the voice over IP environment, referred to as High Definition VoIP, or HD VoIP, now enables the improvement of voice quality,. The adoption of both VoIP technology and broadband networks has enabled the development and deployment of high-quality voice coding algorithms that make communication more efficient, effective and natural. HD VoIP allows carriers to differentiate their services with an improved audio experience, with the goal of creating customer loyalty and affinity.

          We typically categorize our products into two main business lines: network and technology. Sales of network products accounted for approximately 65% of our revenues in 2007 and approximately 67% of our revenues in 2008 and sales of technology products accounted for approximately 35% of our revenues in 2007 and approximately 33% of our revenues in 2008. In 2008, sales of our network products increased by 14.2% and sales of our technology products increased by 3.6%.

          Network products consist of customer premises equipment (CPE) media gateways for the enterprise and service provider (or carrier) markets and of carrier grade oriented low and mid density media gateways for service providers. Complementing our media gateways as Network products are our media server, session border controller, security gateway and value added application products.

          Technology products are enabling in nature and consist of our chips and boards business products. These are sold primarily to original equipment manufacturers, or OEMs through distribution channels. Our chips and boards serve as building blocks that our customers incorporate in their products. In contrast, our networking products are used by our customers as part of a broader technological solution and are a box level product that interacts directly with other third party products.

Our Products

          Our products consist of:

●
Networking products include media servers, security gateways, session border controllers and media gateways. Media gateways are deployed in residential and access networks, trunking applications in carrier networks, and enterprise networks. Additional emerging applications or segments where we believe our media gateways could be used are unified communication, hosted services and fixed mobile convergence, or FMC. Our media gateway products include low density analog media gateways and low, mid and high density digital media gateways. We are part of Microsoft solution for unified messaging and unified communications.

●
Our media gateways enable voice, video, data and fax to be transmitted over Internet and other protocols, and interface with third party equipment to facilitate enhanced voice and data services. Media servers enable conferencing, multi-language announcement functionality, and other applications for voice over packet networks.

●
Session border controllers enable connectivity, policies and security for real-time sessions such as VoIP and video when traversing IP to IP networks. In addition, security gateways enable secure real-time sessions across WIFI, broadband and wireless networks in fixed mobile convergence deployments.

●	Unified communication applications offering solutions that enable the integration of voice, data, fax and messaging.

●	Our signal processor chips process and compresses voice, data and fax and enable connectivity between traditional telephone networks and packet networks.

●
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

●
Our IP phones include a family of high quality, high definition IP phones, suitable to be integrated with third party IP-PBX platforms for the enterprise IP telephony market, as well as into IP-Centrex service provider solutions.

●
Our multi-service business gateways include an integration of multiple data, telephony and security services into a single device. Building on our media gateway CPE line, we have added the support of new functions such as a LAN switch, a data router, a firewall and a session border controller, providing service provider with an integrated demarcation point and the enterprise with an all-in-one solution for its communications needs.

Industry Background

Market Trends

          The networking and telecommunications industries have experienced rapid change over the last few years. The primary factors driving this change include the following:

●
New technologies. The introduction of broadband access technologies alongside related technologies, such as new voice compression algorithms, quality of service mechanisms and security and encryption algorithms and protocols, have enabled delivery of voice over packet to residential and enterprise customers with more reliability, higher quality and greater security. Examples of these broadband access technologies include: third generation cellular, WiMax, WiFi, data over cable, digital subscriber line technologies and fiber networks (FTTx). Packet technologies enable delivery of real time and non-real time services by different service providers that do not necessarily own the access network or the part of the network through which the subscriber accesses the network. This allows for the growth of alternative or virtual service providers that do not own an access network.

●
Competition by alternative service providers with incumbent and traditional service providers. Competition by alternative service providers is causing incumbents to deploy advanced broadband access technologies and increase their competitiveness by offering bundled services to their subscribers, such as voice, video and data, and online gaming. In addition, the emergence of wide band vocoders that use a higher sampling rate than used in legacy time domain multiplexing, or TDM, networks allows service providers to offer higher quality voice and music over their newly established IP network.

●
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

●
Increasing need for peering between VoIP networks. Service providers and enterprises are increasingly building out VoIP networks. As a result, there is an increasing need to connect between two VoIP networks. In order to interconnect between two VoIP networks, service providers and enterprises need session border controllers to provide connectivity and security.

●
Increased use of open source codes for enterprise telephony. Similar to the trend experienced with respect to Linux in the IT world, open source has started to gain momentum in the VoIP space as well. Open source based IP telephony solutions, led by Asterisk, a well known IP-PBX implementation, is starting to penetrate the enterprise space as a low cost alternative to the proprietary IP-PBX solutions from the large vendors. The adoption of open source IP telephony solutions is gaining momentum mainly in the SMB/SME space, as well as with service providers and developers that add their own code on top of the open source basic code to enable special services and features.

The Challenges

          Despite the inherent advantages and the economic attractiveness of packet voice networking, the transmission of packet voice and fax poses a variety of technological challenges. These challenges relate to quality of service, reliability of equipment, functionality and features, and ability to provide a good return on investment.

●
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

●
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

●
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

●
Functionality. In order to effectively replace legacy circuit-switching equipment, packet network equipment must be able to deliver equivalent and improved functionality and features for the service providers and network users.

●
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

●
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

●
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

●
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

●
Real time embedded software design and implementation expertise. We have the expertise to design and develop voice and data network elements using embedded real time software to achieve more competitive pricing. The development and integration of VoIP signaling protocols, routing protocols, management and provisioning into a more cost effective solution uses our expertise and investment in research and development resources. We believe that the benefits we can deliver are better price performance, smaller footprint, reduced power consumption and more attractive products.

●
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

●
Voice over Packet signal processors. Our multi-channel signal processors enable our customers and us to create products that meet the reliability, capacity, size, power consumption and cost requirements needed for building high capacity gateways.

●
Multiple and comprehensive product lines. We address both the standards-based open telecommunications architecture market and the proprietary system market. We can do this because we enable our customers to offer multiple applications and address different market segments. For example, our voice over IP communications boards target the open telecommunications architecture market, while our signal processors, modules and voice packetization software target the proprietary system market. Our analog and digital media gateways target residential, hosted, access, trunking and enterprise applications and our digital media gateways target wireless, wire line, cable and fixed-mobile convergence networks. Our session border controllers target access and peering networks.

●
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

●	Cost effective solutions. We are able to address different market segments and applications with the same hardware platforms thus providing our customers with efficient and cost effective solutions.

●
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

●
Various entry level products. Our wide product range (chips to media gateways, session border controllers and media servers) provides our customers with a range of entry level products. We believe that these building blocks enable our customers to significantly shorten their time to market by adding their value added solution.

●
VoIPerfect™ architecture. Our VoIPerfect architecture serves as the underlying technology platform common to all of our products since 1998. VoIPerfectTM is regularly updated and upgraded with features and functionalities required to comply with evolving standards and protocols. VoIPerfectTM architecture comprises VoIP digital signal processing, or DSP, software and media streaming embedded software, integrated public telephone switched network, or PTSN, signaling protocols and VoIP standard control protocols, provisioning and management engines. Additional features enable carrier-grade quality and high availability. VoIPerfectTM architecture components are available in AudioCodes’ products at various levels of integration, from the chip level, through peripheral component interconnect mezzanine card, or PMC, modules and PCI/compact PCI (cPCI) blades, to high-availability and non-high-availability analog and digital media gateway platforms.

Business Strategy

          Our goal is to be the leading provider of products and enabling technologies for the transmission of voice, video, data and fax over packet networks. The following are key elements of our strategy:

●
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

●
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

●
Expand and enhance the development of highly-integrated products. We plan to continue designing, developing and introducing new product lines and product features that address the increasingly sophisticated needs of our customers. We believe that our knowledge of core technologies and system design expertise enable us to offer better solutions that are more complete and contain more features than competitive alternatives. We believe that the best opportunities for our growth and profitability will come from offering a broad range of highly- integrated network product lines and product features, such as our continuously updated analog and digital media gateways and products from our recently acquired companies, including session boarder controllers, security gateways, messaging platforms and cable telephony gateways.

●
Build upon existing technologies to penetrate new markets. The technology we developed in connection with the IP telephony market can be used to serve similar product requirements in multiple emerging markets utilizing similar packet networking technologies. These markets include those providing telephony over digital subscriber lines, wireless networks and the cable television infrastructure.

●
Develop a network of strategic partners. Part of our strategy has been to sell our products through customers that can offer our products as part of a full-service solution to their customers. We expect to further develop our strategic partner relationships with system integrators and other service providers in order to increase our customer base.

●
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

Products

          Our products facilitate the transmission of voice, video, data and fax over packet networks. To date, we have incorporated our algorithms, technologies and systems design expertise in product lines, which can be divided into two main product lines:

Networking products

          This line of products includes products that are network level products. Our networking products include:

●	analog media gateways for toll bypass, residential gateways, hosted, access and enterprise applications;

●	digital media gateways (MediantTM) with various capacities for wireless, wireline, cable, enterprise, fixed mobile convergence, and unified communications;

●	multi-service business gateways for integrated voice, data and security access for service providers connecting enterprise customers to their network and for the enterprise branch office;

●	media servers for enhanced voice and video services and functionalities such as conferencing, video sharing and messaging (IPmedia™ Media Servers);

●
session border controllers, or SBCs (nCite), that enable connectivity, contain protocol and connectivity policies, and provide security for real-time sessions such as VoIP and video when traversing from a public to a private network. In addition, security gateways enable secure real-time sessions across wifi, broadband and wireless networks in fixed mobile convergence deployments;

●	element management system, or EMS; and

●	value added applications for unified communications.

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

Technology products

          This line of products serves as a building block for network level products. Our technology products include:

●	voice over packet processors;

●	VoIP communication boards (TrunkPack®);

●	media processing boards for enhanced services and functionalities, such as conferencing and messaging (IPmediaTM); and

●	voice and data logging hardware integration board products.

Our Product Families

Analog Media Gateways for Toll Bypass Access and Enterprise Applications

          MediaPackTM, our analog and basic rate interface, or BRI, media gateways for toll bypass access and enterprise applications, are designed to empower the next-generation network by providing cost-effective, cutting-edge technology solutions that deliver voice and fax services to the corporate market, small businesses and home offices. Our analog media gateways for access and enterprise applications provide media streaming functionality while being either controlled by a centralized call agent or use on box VoIP control protocols (H.323, MGCP and SIP). Convergence of data, voice and fax is achieved by a combination of the media gateway with any IP access technology, eliminating the cost of multiple access circuits. This product family utilizes our experience and digital signal processing, or DSP, technology for echo cancellation, voice compression, silence suppression and comfort noise generation. Part of this line is composed of our analog residential gateways whose primary target market is the large volume residential service providers or SP, market.

          The MediaPackTM family represents a feature rich product for streaming voice quality with a powerful analog interface supporting all major control protocols such as H323, SIP, MGCP and is also capable of supporting some unified communication and FMC applications.

Digital Media Gateways and Various Capacities for Wireless, Wireline and Cable (Mediant™)

          MediantTM is our family of converged media gateways for wireline, cable, wireless (GSM and CDMA), fixed-mobile-convergence and enterprise networks. The MediantTM product family offers scalability and functionality, providing a full suite of standards compliant control protocols and public switched telephone network, or PSTN, signaling interfaces for a variety of enterprise, wireline, cable and wireless media gateway applications in most softswitch controlled environments. This product family is compatible with popular wireline, cable and wireless voice coders and protocols including code-division multiple access (CDMA), global system for mobile communications (GSM), CDMA2000 and universal mobile telecommunications service (UMTS). It builds on our TrunkPack® architecture, which is installed in millions of lines worldwide. The MediantTM family provides carriers with a comprehensive line of different sized gateways. Small or medium-sized gateways enable cost-effective solutions for enterprise or small points of presence, as well as entry into fast growing new and emerging markets. The large gateway scales to central office capacities and is designed to meet carriers’ operational requirements. The Mediant family of media gateways is capable of supporting some of the unified communication and fixed mobile convergence applications which may be of increased interest to enterprises and service providers. The  Mediant™ gateway family shares our same VoIP perfect architecture, designed to provide mature, field-proven solutions.

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

          Multi service business gateways (MSBGs) are networking devices that combine multiple multiservice functions such as a media gateway, session border controller, data router and firewall, LAN switch, WAN access, and  stand alone survivability (SAS). The MSBG concept is designed to address the needs of service providers and cable operators that offer IP-Centrex and SIP trunking services and of distributed enterprises.

          We offer the Mediant 1000 MSBG, which is an all-in-one multi-service access solution designed to provide converged voice and data services for business customers at wire speed, while maintaining service level agreement, or SLA, parameters for superior voice quality. The Mediant 1000 MSBG is based on AudioCodes’ VoIPerfect best-of-breed media gateway technology, combined with enterprise class session border controller, data and voice security elements, data routing, LAN switching and WAN access.

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

          Our media processing technology is integrated into our enabling technology platforms like Voice over Packet processors and VoIP blades, as well as into our network platforms like the Mediant media gateways and the IPMedia media servers. The same technology is also integrated into our multi-service business gateways, enabling the use of these platforms to run third party VoIP software, offloading media processing from the host CPU.

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

Customers

          Our customers consist of service providers and channels (such as distributors), OEMs, network equipment providers and systems integrators. Historically, we have derived the majority of our revenues from sales to a small number of customers. The identities of our principal customers have changed and we expect that they will continue to change, from year to year. We expect that a small number of customers will continue to account for a large percentage of our sales. Sales to Nortel Networks accounted for 15.2% of our revenues in 2006, 17.0% of our revenues in 2007 and 14.4% of our revenues in 2008. No other customer accounted for more than 10.0% of our revenues in 2006, 2007 or 2008. As a result of the bankruptcy filing by Nortel in January 2009, we cannot be sure as to the amount of revenues we will record in 2009 from sales to Nortel.

Sales and Marketing

          Our sales and marketing strategy is to secure the leading channels and system integrators in each region, partner with leading application companies and achieve design wins with network equipment providers in our targeted markets. Prospective customers and channels generally must make a significant commitment of resources to test and evaluate our products and to integrate them into larger systems, networks, and applications. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new communications equipment. For these reasons, the sales cycles of our products to new customers are often lengthy, averaging approximately six to twelve months after achieving a design win. This time may be further extended because of internal testing, field trials and requests for the addition or customization of features.

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

          We are obligated under certain agreements with our suppliers to purchase goods and under an agreement with one of our manufacturing subcontractors to purchase excess inventory.  Aggregate non-cancellable obligations under these agreements as of December 31, 2008 were approximately $2.3 million.

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

          Our principal competitors in the area of analog media gateways (2 to 24 ports) for access and enterprise are Cisco Systems Inc., Mediatrix Telecom, Inc., Vega Stream Limited, Samsung, Innovaphone AG, Net.com/Quintum Technologies, Tainet Communication System Corp., Welltech, Ascii Corp., D-Link Systems, Inc., Multitech Inc., Inomedia, OKI and LG. In addition we face competition in low, mid and high density gateways from internal development at companies such as Nortel, Alcatel-Lucent, Nokia-Siemens, Huawei, Ericsson, UTstarcom, ZTE and from Cisco Systems, Veraz Networks, Sonus Networks, General Bandwidth, Dialogic/Cantata Technologies and Commatch (Telrad).

          Our principal competitors in the media server market segment are Dialogic/Cantata Technology, NMS Communications, Convedia/Radisys, IP Unity/Glenayre, Cognitronics and Aculab.  In addition, we face competition in software-based and hardware-based media servers from internal development at companies such as Hewlett-Packard, Comverse-NetCentrex, Nortel, Alcatel - Lucent, Nokia-Siemens and Ericsson.

          With respect to session border controllers, we compete against Acme Packets, Nextpoint, Covergence and Sonus.  In the security gateway market, we compete against companies such as GenBand, ACME Packets, Clavister and NEC.

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

          Each of the parties to the agreement is free to develop and sell products embodying the intellectual property incorporated into the G.723.1 standard without payment of royalties to other parties, so long as the G.723.1 standard is implemented as is, without modification. The agreement expires upon the last expiration date of any of the AudioCodes, DSP Group, Inc., France Telecom or Université de Sherbrooke patents incorporated in the G.723.1 standard. The parties to the agreement are not the only claimants to technology underlying the G.723.1 standard.

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

          We have entered into technology licensing fee agreements with third parties. We expect that in the ordinary course of business we may be required to enter into additional licensing agreements. Under one agreement, we agreed to pay a third party royalty fees until 2008, based on 0.75% - 0.9% of our revenues. We are no longer required to pay licensing fees under this agreement in 2009.

Legal Proceedings

          We are not a party to any material legal proceedings, except for the proceeding referred to below.

          Prior to the acquisition of Nuera by us in 2006, one of Nuera’s customers had been named as a defendant in a patent infringement suit involving technology the customer purchased from Nuera. In the suit, the plaintiff alleged that the customer used devices to offer services that infringe upon a patent the plaintiff owns. The customer has sought indemnification from Nuera pursuant to the terms of a purchase agreement between Nuera and the customer relating to the allegedly infringing technology at issue.

C.	ORGANIZATIONAL STRUCTURE

List of Significant Subsidiaries

          AudioCodes Inc., our wholly-owned subsidiary, is a Delaware corporation.

          AudioCodes UK Limited and AudioCodes Europe Limited, our wholly-owned subsidiaries, are incorporated in England.

D.	PROPERTY, PLANTS AND EQUIPMENT

          We lease our main facilities, located in Airport City, Lod, Israel, which occupy approximately 128,000 square feet for annual lease payments (including management fees) of approximately $2.6 million. In January 2008, we increased the amount of space we lease by approximately 74,000 square feet for annual lease payments (including management fees) of approximately $1.4 million. In addition, we have entered into an agreement with Airport City, Ltd. regarding the neighboring property pursuant to which a building of approximately 145,000 square feet will be erected and leased to us for period of eleven years. This new building is expected to be completed in 2010. We estimate the annual lease payments (including management fees) to be in the range of $2.0 million to $3.2 million, depending on the amount expended by the lessor on improvements to the building. In view of current economic conditions and our reduction in personnel undertaken in 2008, we may not need to occupy the entire building and may seek to sublease all or a portion of the new building to third parties.

          Our U.S. subsidiary, AudioCodes Inc., leases a 7,000 square foot facility in San Jose, California, and has additional offices with aggregate leased space of 20,000 square feet in Raleigh, Chicago, Boston and Dallas. AudioCodes Inc. also leases a 32,000 square foot facility in Somerset, New Jersey, a 20,000 square foot facility in San Diego, California, and a 20,000 square foot facility in Plano, Texas. The annual lease payments (including management fees) for all our offices in the United States is approximately $1.5 million.

          We believe that these properties are sufficient to meet our current needs. However, we may need to increase the size of our current facilities, seek new facilities, close certain facilities or sublease portions of our existing facilities in order to address our needs in the future.

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

Critical Accounting Policies and Estimates

          Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. These accounting principles require management to make certain estimates, judgments and assumptions based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented.

          On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition and allowance for sales returns, allowance for doubtful accounts, inventories, marketable securities, business combinations, goodwill and intangible assets, income taxes and valuation allowance, and stock-based compensation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

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

          Management believes the significant accounting policies that affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and are the most critical to aid in fully understanding and evaluating AudioCodes’ reported financial results include the following:

●	Revenue recognition and allowance for sales returns;

●	Allowance for doubtful accounts;

●	Inventories;

●	Marketable securities;

●	Intangible assets;

●	Goodwill;

●	Income taxes and valuation allowance;

●	Stock-based compensation; and

●	Senior convertible notes

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

          Revenues from products are recognized in accordance with Staff Accounting Bulleting (“SAB”) No. 104, “Revenue Recognition in Financial Statements” when the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the product has occurred, (iii) the fee is fixed or determinable and (iv) collectability is probable. We have no obligation to customers after the date on which products are delivered, other than pursuant to warranty obligations and any applicable right of return. We grant to some of our customers the right of return or the ability to exchange a specific percentage of the total price paid for products they have purchased over a limited period for other products.

          We maintain a provision for product returns and exchanges. This provision is based on historical sales returns, analysis of credit memo data and other known factors. This provision amounted to $636,000 in 2006, $559,000 in 2007 and $754,000 in 2008.

          Revenues from the sale of products which were not yet determined to be final sales due to market acceptance or technological compatibility were deferred and included in deferred revenues. In cases where collectability is not probable, revenues are deferred and recognized upon collection. Revenues from services are recognized ratably over the time of the service agreement, usually one year.

Allowance for Doubtful Accounts

          Our trade receivables are derived from sales to customers located primarily in the Americas, the Far East, Israel and Europe. We perform ongoing credit evaluations of our customers and to date have not experienced any material losses from uncollected receivables. An allowance for doubtful accounts is determined with respect to those amounts that we have recognized as revenue and determined to be doubtful of collection. We usually do not require collateral on trade receivables because most of our sales are to large and well-established companies. On occasion we may purchase credit insurance to cover credit exposure for a portion of our sales and this may mitigate the amount we need to write off as a result of doubtful collections.

Inventories

          Inventories are stated at the lower of cost or market value. Cost is determined using the “moving average cost” method for raw materials and on the basis of direct manufacturing costs for finished products. We periodically evaluate the quantities on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow moving items, technological obsolescence, excess inventories, discontinued products and for market prices lower than cost. We wrote-off inventory in a total amount of $1.9 million in 2006, $700,000 in 2007 and $1.2 million in 2008.

Marketable Securities

          We account for investments in marketable debt securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”). Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held-to-maturity since we have the intent and the ability to hold the securities to maturity. Accordingly, debt securities are stated at amortized cost.

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

          Intangible assets

          As a result of our acquisitions, our balance sheet included acquired intangible assets, in the aggregate amount of approximately $19.0 million as of December 31, 2007 and $9.1 million as of December 31, 2008.

          We allocated the purchase price of the companies we have acquired to the tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values. These valuations require management to make significant estimations and assumptions, especially with respect to intangible assets. Critical estimates in valuing intangible assets include future expected cash flows from technology acquired, trade names, backlog and customer relationships. In addition, other factors considered are the brand awareness and market position of the products sold by the acquired companies and assumptions about the period of time the brand will continue to be used in the combined company’s product portfolio. Management’s estimates of fair value are based on assumptions believed to be reasonable, but which are inherently uncertain and unpredictable.

          If we did not appropriately allocate these components or we incorrectly estimate the useful lives of these components, our computation of amortization expense may not appropriately reflect the actual impact of these costs over future periods, which will affect our net income.

          Intangible assets are reviewed for impairment in accordance with SFAS No. 144, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The loss is allocated to the intangible assets on a pro rata basis using the relative carrying amounts of those assets, except that the loss allocated to an individual intangible asset shall not reduce the carrying amount of that asset below its fair value whenever that fair value is determinable.

          Our intangible assets are comprised of acquired technology, customer relations, trade names, existing contracts for maintenance and backlog. All intangible assets are amortized using the straight-line method over their estimated useful life.

          During 2006 and 2007, no impairment charges were identified. During 2008, we recorded an impairment charge for intangible assets in the amount of $5.9 million (relating to the acquisition of Nuera).

          Goodwill

          As a result of our acquisitions, our balance sheet included acquired goodwill, in the aggregate amount of approximately $111.2 million as of December 31, 2007 and $32.1 million as of December 31, 2008.

          SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) requires that goodwill and intangible assets with an indefinite life be tested for impairment at least annually. Goodwill and intangible assets with an indefinite life are required to be written down when impaired, rather than amortized as previous accounting standards required. Goodwill and intangible assets with an indefinite life are tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is generally determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill and intangible assets with an indefinite life. Our annual impairment test is performed in the fourth quarter each year.

          The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis. In estimating the fair value of a reporting unit for the purposes of our annual or periodic analyses, we make estimates and judgments about the future cash flows of that reporting unit. Although our cash flow forecasts are based on assumptions that are consistent with our plans and estimates we are using to manage the underlying businesses, there is significant exercise of judgment involved in determining the cash flows attributable to a reporting unit over its estimated remaining useful life. In addition, we make certain judgments about allocating shared assets to the estimated balance sheets of our reporting units. We also consider our and our competitor’s market capitalizations on the date we perform the analysis. Changes in judgment on these assumptions and estimates could result in a goodwill impairment charge.

          Goodwill represents the excess of the purchase price and related costs over the value assigned to net tangible and identifiable intangible assets of businesses acquired and accounted for under the purchase method. We review and test our goodwill for impairment at the reporting unit level at least annually, or more frequently if events or changes in circumstances indicate that the carrying amount of such assets may be impaired. We operate in one operating segment, and this segment comprises our only reporting unit. We perform our test in the fourth quarter of each year using a combination of a discounted cash flow analysis and a market approach. The discounted cash flow approach requires that certain assumptions and estimates be made regarding industry economic factors and future profitability. The market approach estimates the fair value based on comparisons with the market values and market multiples of earnings and revenues of similar public companies. The fair value derived from these two methodologies are then compared to the carrying value of the respective segments.

          During 2006 and 2007, no impairment charges were identified. As a result of the impairment analysis for 2008, we determined that the goodwill balance was impaired as a result of adverse equity market conditions which caused a decline in industry market multiples and reduced fair values from our projected cash flows. Accordingly, we recorded non-cash impairment charges of $ 79.1 million.

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

          In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized under SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognition, interest and penalties, and disclosure. On January 1, 2007, we adopted FIN 48. The initial application of FIN 48 to our tax position did not have a material effect on ourshareholders’ equity. We recognize interest and penalties, if any, related to unrecognized tax benefits in tax expenses.

Stock-based compensation

          We account for stock-based compensation in accordance with Statement of Financial Accounting Statements Standards No. 123R-”Share-Based Payments”. We utilize the Black-Scholes option pricing model to estimate the fair value of stock-based compensation at the date of grant. The Black-Scholes model requires subjective assumptions regarding dividend yields, expected volatility, expected life of options and risk-free interest rates. These assumptions reflect management’s best estimates. Changes in these inputs and assumptions can materially affect the estimate of fair value and the amount of our stock-based compensation expenses. We recognized $8.0 million of stock-based compensation expense in 2007 and $4.3 million of stock-based compensation expense in 2008. As of December 31, 2008, there was approximately $2.9 million of total unrecognized stock-based compensation expense related to non-vested stock-based compensation arrangements granted by us. As of December 31, 2008, that expense is expected to be recognized over a weighted-average period of 0.9 years.

Senior convertible notes

          We presented the outstanding principal amount of our senior convertible notes as a long-term liability, in accordance with APB No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”. The debt is classified as a long-term liability until the date of conversion on which it would be reclassified to equity, or within one year of the first contractual redemption date, on which it would be reclassified as a short-term liability. As the first contractual redemption date is November 9, 2009, the senior convertible notes have been classified as a current liability in our balance sheet as of December 31, 2009. Accrued interest on the senior convertible notes is included in “other payables and accrued expenses.

          The initial purchasers discount was recorded as a discount to the debt and amortized according to the interest method over the term of the senior convertible notes in accordance with EITF Issue No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Industries”, which is 20 years.

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

          Nortel Networks accounted for 15.2% of our revenues in 2006, 17.0% of our revenues in 2007 and 14.4% of our revenues in 2008. Nortel filed for bankruptcy protection in January 2009. As a result of Nortel’s bankruptcy filing, we could not recognize $1.7 million of sales to Nortel in the fourth quarter of 2008. We cannot determine the effect of such bankruptcy filing will have on our revenues in 2009.

          Our top five customers accounted for 29.1% of our revenues in 2006, 32.8% of our revenues in 2007 and 26.3% of our revenues in 2008. Based on our experience, we expect that our largest customers may change from period to period. If we lose a large customer and fail to add new customers to replace lost revenue our operating results may be materially adversely affected.

          Revenues based on the location of our customers for the last three fiscal years are as follows:

	2006	2007	2008
Americas	56.6%	56.6%	52.4%

Far East	12.8	11.2	16.4

Europe	22.2	25.5	23.4

Israel	8.4	6.7	7.8

Total	100.0%	100.0%	100.0%

          Part of our strategy over the past few years has involved the acquisition of complementary businesses and technologies. We continued implementation of this strategy with three additional acquisitions in the past three years. In July, 2006, we completed the acquisition of Nuera (merged into AudioCodes Inc. as of December 31, 2007). Nuera provides Voice over Internet Protocol infrastructure solutions for broadband and long distance networks.

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

          The demand for Voice over IP, or VoIP, technology has increased during recent years. In recent years, the shift from traditional circuit-switched networks to next generation packet-switched networks continued to gain momentum. As data traffic becomes the dominant factor in communications, service providers are building and maintaining converged networks for integrated voice and data services. In developed countries, traditional and alternative service providers adopt bundled triple play (voice, video and data) and quadruple play (voice, video, data and mobile) offerings. This trend, enabled by voice and multimedia over IP, has fueled competition among cable, wireline, ISP and mobile operators, increasing the pressure for adopting and deploying VoIP networks. In addition, underdeveloped markets without basic wire line service in countries such as China and India and certain countries in Eastern Europe are adopting the use of VoIP technology to deliver voice and data services that were previously unavailable.

          The current economic and credit crisis is having a significant negative impact on business around the world. The impact of this crisis on the technology industry and our major customers has been severe. Conditions may continue to be depressed or may be subject to further deterioration which could lead to a further reduction in consumer and customer spending overall, which could have an adverse impact on sales of our products. A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their orders of our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity. In addition, any disruption in the ability of customers to access liquidity could lead customers to request longer payment terms from us or long-term financing of their purchases from us. Granting extended payment terms or a significant adverse change in a customer’s financial and/or credit position could also require us to assume greater credit risk relating to that customer’s receivables or could limit our ability to collect receivables related to purchases by that customer. As a result, our reserves for doubtful accounts and write-offs of accounts receivable could increase.

Results of Operations

          The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2006	2007	2008
Statement of Operations Data:

Revenues	100.0%	100.0%	100.0%
Cost of revenues	41.6	43.7	44.3
Gross profit	58.4	56.3	55.7
Operating expenses:
Research and development, net	24.0	25.7	21.6
Selling and marketing	25.6	27.1	25.5
General and administrative	5.9	6.1	5.3
Impairment of goodwill and intangible assets	—	—	48.7
Total operating expenses	55.5	58.9	101.1

Operating income	2.9	(2.6)	(45.4)
Financial income, net	2.6	1.7	0.7
Income (loss) before taxes on income	5.5	(0.9)	(44.7)
Taxes on income	0.2	0.8	0.3
Equity in losses of affiliated companies, net	0.6	0.7	1.5

Net income (loss)	4.7%	(2.4)%	(46.5)%

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

          Revenues. Revenues increased 10.4% to $174.7 million in 2008 from $158.2 million in 2007. The increase in revenues was primarily due to an increase in revenues from our networking business.

          Gross Profit. Cost of revenues includes the manufacturing cost of hardware, quality assurance, overhead related to manufacturing activity and technology licensing fees payable to third parties. Gross profit increased to $97.3 million in 2008 from $89.1 million in 2007. Gross profit as a percentage of revenues decreased to 55.7% in 2008 from 56.3% in 2007. The decrease in our gross profit percentage was primarily attributable to a less favorable product mix in 2008 and a decline in average selling prices of our products. The decrease in gross profit percentage was partially offset by the higher sales volume that allowed us to leverage our manufacturing overhead over a larger sales base as well as a reduction in manufacturing costs due to a reduction in our raw material costs and our cost reduction plan implemented in 2008.

          Research and Development Expenses, net. Research and development expenses, net consist primarily of compensation and related costs of employees engaged in ongoing research and development activities, development-related raw materials and the cost of subcontractors less grants from the OCS. Research and development expenses decreased 7.1% to $37.8 million in 2008, from $40.7 million in 2007 and decreased as a percentage of revenues to 21.7% in 2008 from 25.7% in 2007. The decrease in net research and development expenses, both on an absolute and a percentage basis, was primarily due to our cost reduction plans implemented during 2007 and 2008 and due to a decrease in stock-based compensation expense which amounted to $1.5 million in 2008 and $3.0 million in 2007. We expect that research and development expenses will decrease in an absolute dollar basis in 2009 as a result of our continued cost reduction plan.

          Selling and Marketing Expenses. Selling and marketing expenses consist primarily of compensation for selling and marketing personnel, as well as exhibition, travel and related expenses. Selling and marketing expenses increased 4.1% in 2008 to $44.7 million from $42.9 million in 2007. These expenses increased because the effect of the higher value of the NIS compared to the U.S. dollar increased the cost of expenses denominated in NIS and higher commissions on sales were greater than the decrease in expenses as a result of our reduction in personnel. As a percentage of revenues, selling and marketing expenses decreased to 25.6% in 2008 from 27.1% in 2007. The decrease in selling and marketing expenses on a percentage basis was primarily a result of our revenues increasing at a faster rate than these expenses and due to a decrease in the stock-based compensation expense included in selling and marketing expenses which was $2.0 million in 2008 compared to $3.5 million in 2007. We expect that selling and marketing expenses will decrease on an absolute dollar basis in 2009 as a result of our continued cost reduction plan, subject to any negative effects based on the U.S. dollar/NIS exchange rate.

          General and Administrative Expenses. General and administrative expenses consist primarily of compensation for finance, human resources, general management, rent, network and bad debt reserve, as well as insurance and professional services expenses. General and administrative expenses decreased 4.3% to $9.2 million in 2008 from $9.6 million in 2007. As a percentage of revenues, general and administrative expenses decreased to 5.3% in 2008 from 6.1% in 2007. The decrease in general and administrative expenses was primarily due to our cost reduction plans implemented during 2007 and 2008. We expect that general and administrative expenses will continue to decrease in absolute dollar terms as a result of our continued cost reduction plan.

          Impairment of Goodwill and Intangible Assets. We review goodwill for impairment annually during the fourth quarter of the fiscal year or more frequently if events or circumstances indicate that an impairment loss may have occurred. In the fourth quarter of fiscal 2008, in connection with the impact of weakening market conditions on our forecasts and a sustained, significant decline in the market capitalization to a level lower than our net book value, it was concluded that triggering events existed and we were required to test intangible assets and goodwill for impairment, in accordance with SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”) and SFAS 142 “Goodwill and Other Intangible Asset” (“SFAS 142”). As a result, in the fourth quarter of 2008, we recorded a goodwill impairment charge of approximately $79.1 million and an intangible assets impairment charge of $5.9 million. These impairment charges do not impact our business operations, cash flows or compliance with the financial covenants in our loan agreements. There was no impairment charge in the prior year.

          Financial Income, Net. Financial income consists primarily of interest derived on cash and cash equivalents, short-term and long-term marketable securities, short-term and long-term bank deposits and structured notes, net of interest accrued in connection with our senior convertible notes and bank loans and bank charges. Financial income, net, in 2008 was $1.2 million compared to $2.7 million in 2007. The decrease in financial income, net in 2008 was primarily due to lower interest rates and interest income, net, on the remaining net proceeds from our sale of senior convertible notes in November 2004 and due to interest expenses related to bank borrowings in the aggregate amount of $30 million during the second and third quarters of 2008.

          Taxes on Income. Taxes on income were $505,000 in 2008 compared to $1.3 million in 2007. The decrease is principally attributable to a reduction in the deferred tax liability.

          Equity in Losses of Affiliated Companies, Net. Equity in losses of affiliated companies, net was $2.6 million in 2008 compared to $1.1 million in 2007. The increase in 2008 was primarily due to an impairment charge of $1.1 million related to an investment in an affiliate.

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

Impact of Inflation, Devaluation and Fluctuation of Currencies on Results of Operations, Liabilities and Assets

          Since the majority of our revenues are paid in or linked to the dollar, we believe that inflation and fluctuations in the NIS/dollar exchange rate have no material effect on our revenues. However, a majority of the cost of our Israeli operations, mainly personnel and facility-related, is incurred in NIS. Inflation in Israel and dollar exchange rate fluctuations have some influence on our expenses and, as a result, on our net income. Our NIS costs, as expressed in dollars, are influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the dollar.

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

          The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS Devaluation Rate %	Israeli inflation adjusted for devaluation %

2006	(0.1)	(8.2)	8.1
2007	3.4	(9.0)	12.4
2008	3.8	(1.1)	4.9

Five months ended May 31, 2009	0.1	4.1	4.0

Recent Accounting Pronouncements

          In February 2008, the FASB issued FSP No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13”, and FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157”. Collectively, the Staff Positions defer the effective date of Statement 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value on a recurring basis at least annually, and amend the scope of Statement 157. As described in Note 10, we adopted Statement 157 and the related FASB staff positions except for those items specifically deferred under FSP No. FAS 157-2.

          In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. The impact of SFAS 141R on our consolidated results of operations and financial condition will depend on the nature and size of acquisitions, if any, subsequent to the effective date.

          In December 2007, the FASB issued SFAS No. 160, “Non controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (SFAS 160). SFAS No. 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and to the non controlling interest be clearly identified and presented on the face of the consolidated statement of operations; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The impact of SFAS 160 on our consolidated results of operations and financial condition will depend on the nature and size of transactions, if any, subsequent to the effective date as well as reclassification of past minority rights into equity. We do not expect that the adoption of SFAS 160 will have an material impact on our consolidated financial statements.

          In November 2008, the FASB ratified Emerging Issues Task Force Issue No. 08-7, “Accounting for Defensive Intangible Assets”. EITF 08-7 clarifies the accounting for certain separately identifiable intangible assets which an acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. EITF 08-7 requires an acquirer in a business combination to account for a defensive intangible asset as a separate unit of accounting which should be amortized to expense over the period the asset diminishes in value. EITF 08-7 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The guidance is applicable to intangible assets acquired after the effective date. The impact of FSP FAS 142-3 on our consolidated results of operations and financial condition will depend on the amount of intangibles acquired, if any, subsequent to the effective date.

          In April 2008, the FASB issued FASB Staff Position (FSP) FAS 142-3, “Determination of the Useful Life of Intangible Assets”. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. The guidance is applicable to intangible assets acquired after the effective date. The impact of FSP FAS 142-3 on our consolidated results of operations and financial condition will depend on the amount of intangibles acquired, if any, subsequent to the effective date.

          Effective December 31, 2008, we adopted FASB Staff Position (FSP) APB 14-1. “Accounting for Convertible debt Instruments that may be settled in cash upon conversion”. FSP APB 14-1 specifies that issuers of these instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. As a result, we will record additional non-cash interest expense during 2009 and comparative statements for 2008 presented during 2009 will be adjusted accordingly. Thus, the comparative statements for 2008 issued when we report quarterly earnings in 2009 will not be the same as the statements we originally issued during 2008. Based on our preliminary assessment, the anticipated increased interest expense, net of tax income to be recorded in 2009 in our consolidated statements of operations range between $3.0 million and $3.3 million.

          In June 2008, the FASB issued EITF No. 07-5 “Determining whether an Instrument (or Embedded Feature) is indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early application is not permitted. Paragraph 11(a) of SFAS No. 133 specifies that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to our own stock and (b) classified in shareholders’ equity in the statement of financial position would not be considered a derivative financial instrument. EITF 07-5 provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer’s own stock and thus able to qualify for the SFAS 133 paragraph 11(a) scope exception. We believe adopting this statement will have no impact on our consolidated financial statements.

          In April 2009, the FASB issued FSP, No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, or the FSP. The FSP is intended to provide greater clarity to investors about the credit and noncredit component of an other-than-temporary impairment event and to more effectively communicate when an other-than-temporary impairment event has occurred. The FSP applies to fixed maturity securities only and requires separate display of losses related to credit deterioration and losses related to other market factors. When an entity does not intend to sell the security and it is more likely than not that an entity will not have to sell the security before recovery of its cost basis, it must recognize the credit component of an other-than-temporary impairment in earnings and the remaining portion in other comprehensive income. upon adoption of the FSP, an entity will be required to record a cumulative-effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income. The FSP will be effective for us for the quarter ending June 30, 2009. We are currently evaluating the impact of adopting the FSP.

B.	LIQUIDITY AND CAPITAL RESOURCES

          We have financed our operations for the last three years, from the remaining proceeds of our sale of convertible notes, as well as with cash from operations in those years.

          In November 2004, we raised net proceeds of approximately $120.2 million in a private placement of $125.0 million aggregate principal amount of our 2.00% Senior Convertible Notes due 2024. Holders of the notes are entitled to convert the notes into our ordinary shares at a conversion rate of 53.4474 ordinary shares per $1,000 principal amount of notes, which is the equivalent to a conversion price of approximately $18.71 per share. The conversion rate is subject to adjustment in certain circumstances, such as changes in our capital structure or upon the issuance by us of share dividends or certain cash distributions. The notes may be redeemed by us, in whole or in part at any time on or after November 9, 2009. The holders may require us to redeem the notes on November 9, 2009, November 9, 2014 or November 9, 2019, or upon certain fundamental changes. During 2008, we repurchased $51.5 million in principal amount of our 2% Senior Convertible Notes for a total cost, including accrued interest, of $50.2 million. As of June 15, 2009, there were $73.5 million in principal amount of these Notes outstanding. As the conversion price of the Notes is significantly higher than the price of our ordinary shares and as the Notes are trading at a discount to their principal amount, it is likely that we will be required to purchase all or a significant portion of the Notes in November 2009 when the holders of the Notes can require us to do so.

          In April and July 2008, we entered into loan agreements with banks in Israel that provide for borrowings of an aggregate of $30 million. The loans bear interest at an annual rate equal to LIBOR plus up to 1.5% with respect to $23 million of borrowings and LIBOR plus up to 0.65% with respect to $7 million of borrowings. The principal amount borrowed is repayable in 20 equal quarterly payments from August 2008 through July 2013. The banks have a lien on our assets and we are required to maintain $7 million of compensating balances with the banks. The agreements require us, among other things, to maintain shareholders’ equity at specified levels and to achieve certain levels of operating income. The agreements also restrict us from paying dividends. As of March 31, 2009, we are in compliance with the covenants contained in the loan covenants.

          As of December 31, 2008, we had $115.1 million in cash and cash equivalents, short-term and long-term marketable securities, short-term and long-term bank deposits, a decrease of approximately $27.9 million from $143.0 million at December 31, 2007. During 2008, we used $50.2 million of cash to repurchase $51.5 million in principal amount of our Senior Convertible Notes.

          In January 2008, our Board approved a program to repurchase up to 4,000,000 of our ordinary shares. Purchases will be made from time-to-time at the discretion of management subject, among other things, to our share price and market conditions. If management elects to have us purchase our shares, we will use a portion of our cash to effect these purchases. In 2008, we repurchased a total of approximately 3.5 million ordinary shares at a total cost of $13.7 million.

          Our operating activities provided cash in the amount of $16.4 million in 2008, primarily due to non-cash expenses in the amount of $86.1 million for impairment charges, $7.4 million for depreciation and amortization, $4.3 million for stock-based compensation and $1.5 million of equity in losses of affiliated companies, as well as an increase of $3.1 million in trade and other payables, offset, in part, by our net loss and a decrease of $3.5 million in trade and other receivables and an increase of $1.8 million in inventories. Our trade and other payables increased because of extended payment terms granted to us by suppliers. Our trade and other receivables decreased because we had lower revenues in the fourth quarter of 2008 than in the same period in 2007 and because of increased year-end collection efforts. Inventory increased primarily because of lower than expected revenues in the fourth quarter of 2008. Our operating activities provided cash in the amount of $12.4 million in 2007, primarily due to a decrease of $5.0 million in trade receivables and non-cash charges of $8.0 million for stock-based compensation and $7.8 million for depreciation and amortization, offset, in part, by our net loss and a decrease of $5.1 million in trade and other payables and an increase of $2.6 million in inventories. Our operating activities provided cash in the amount of $6.6 million in 2006, primarily due to our net income and non-cash charges of $8.7 million for stock-based compensation and $5.5 million for depreciation and amortization, which were partially offset by an increase of $9.8 million in trade receivables and a decrease of $4.7 million in trade and other payables. Our receivables increased primarily as a result of higher sales volume. Our payables decreased due to repayment of payable balances after the acquisitions of Nuera and Netrake.

          In 2008, our investing activities used cash in the amount of $20.0 million, primarily due to the excess of our investment in marketable securities and short-term and long-term bank deposits and payments in connection with the acquisition of CTI Squared over proceeds from bank deposits and sale and maturity of marketable securities. In 2007, our investing activities provided cash in the amount of $32.7 million, primarily due to our proceeds from the maturity of marketable securities and structured notes. In 2006, our investing activities used cash in the amount of $61.6 million, primarily due to our investment in Nuera and Netrake, offset in part by the net proceeds from the maturity of bank deposits.

          In 2008, our financing activities used $34.7 million due to $50.2 million used to repurchase our Senior Convertible Notes and $13.7 million used to repurchase our ordinary shares offset, in part, by bank borrowings in the aggregate amount of $30 million. In 2007, financing activities provided $4.8 million due to proceeds from issuance of our shares upon exercise of options and from purchases of our shares under our Employee Stock Purchase Plans. In 2006, financing activities provided $9.2 million due to proceeds from issuance of our shares upon exercise of options and from purchases of our shares under our Employee Stock Purchase Plans.

          We anticipate that our operating expenses will be a material use of our cash resources for the foreseeable future. We will also likely need up to $73.5 million during 2009 to repurchase our outstanding Senior Convertible Notes. We believe that our current working capital is sufficient to meet our operating cash requirements for at least the next twelve months, as well as repurchasing our Senior Convertible Notes, if required. Part of our strategy is to pursue acquisition opportunities. If we do not have available sufficient cash to finance our operations and the completion of additional acquisitions, as well as to repurchase our Notes, we may be required to obtain additional debt or equity financing. We cannot be certain that we will be able to obtain, if required, additional financing on acceptable terms or at all.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and Development

          In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing products and to develop new ones. We are developing more advanced communications boards, analog and digital media gateways for carrier and enterprise applications, media servers and session border controllers. Our platforms will feature increased trunk capacity, new functionalities, enhanced signaling software and compliance with new control protocols. As of December 31, 2008, 249 of our employees were engaged primarily in research and development on a full-time basis. We also employed 4 employees on a part-time basis.

          Our research and development expenses were $37.8 million in 2008 compared to $40.7 million in 2007 and $35.4 million in 2006. From time to time we have received royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the OCS. As a recipient of grants from the OCS, we are obligated to perform all manufacturing activities for projects subject to the grants in Israel unless we receive an exemption. Know-how from the research and development which is used to produce products may not be transferred to third parties without the approval of the OCS and may further require material payments. The OCS approval is not required for the export of any products resulting from such research or development. Through December 31, 2008, we had obtained grants from the OCS aggregating $4.8 million for certain of our research and development projects. We are obligated to pay royalties to the OCS, amounting to 3%-4.5% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, linked to the U.S. dollar and bearing interest at the rate of LIBOR at the time of grant. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

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

          In 2008, we continued to experience pressure to shorten our lead times in supplying products to customers. Some of our customers are implementing “demand pull” programs by which they only purchase our product very close to the time, if not simultaneously with the time, they plan to sell their product. We are increasing our sales efforts in new markets, such as Latin America, Eastern Europe and Far East. We have introduced new system level products, and applications in our product lines. We are still experiencing low visibility into customer demand for our products and our ability to predict our level of sales.

E.	OFF-BALANCE SHEET ARRANGEMENTS

          We do not have any “off-balance sheet arrangements” as this term is defined in Item 5E of Form 20-F.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

          As of December 31, 2008, our contractual obligations were as follows (in thousands):

	PAYMENTS DUE BY PERIOD
	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS	TOTAL

Senior convertible notes	73,500				73,500
Bank loans			27,750		27,750
Rent and lease commitments	5,085	7,128	4,939	15,181	32,333
Severance pay fund (1)					1,877
Uncertain tax positions (2)					311
Other commitments	2,300	—	—	—	2,300

(1) Our obligation for accrued severance pay under Israel’s Severance Pay Law as of December 31, 2008 was $12.2 million. This obligation is payable only upon termination, retirement or death of the respective employee. $10.3 million was funded through deposits into severance pay funds, leaving a net obligation of approximately $1.9 million.

(2) Uncertain income tax position under FASB Interpretation No 48, “Accounting for Uncertainty in Income Taxes, “(“FIN 48”) are due upon settlement and we are unable to reasonably estimate the ultimate amount of timing of settlement. See also Note 14f in our Consolidated Financial Statements for further information regarding the Company’s liability under FIN 48.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

          The following table sets forth certain information with respect to our directors, senior executive officers and key employees at June 15, 2009:

Name	Age	Position
Shabtai Adlersberg	56	Chairman of the Board, President and Chief Executive Officer
Nachum Falek	38	Vice President, and Chief Financial Officer
Hanan Maoz	45	Vice President, Business Operations
Eyal Frishberg	51	Vice President, Operations
Eli Nir	43	Vice President, Research and Development
Lior Aldema	43	Vice President, Marketing and Product Management
Yehuda Hershkovici	42	Vice President, Systems
Tal Dor	40	Vice President, Human Resources
Gary Drutin	48	Vice President, Global Sales
Moshe Tal	54	Vice President, North American Business Operations

Joseph Tenne(1)(2)(3)	53	Director
Dr. Eyal Kishon(1)(2)(3)	48	Director
Doron Nevo(1)(2)	53	Director
Osnat Ronen(1)(2)	47	Director

(1) Member of Audit Committee

(2) Member of Nominating Committee

(3) Member of Compensation Committee

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

          Hanan Maoz joined AudioCodes in February 2007 as Vice President of Business Operations. Mr. Maoz has over 17 years of experience in enterprise software sales and operations. From August 2003 until joining AudioCodes in 2007, Mr. Maoz was a Managing Director and Co-Founder of PerformanceSoft Israel, a privately held consulting firm providing corporate performance planning and business monitoring. From June 1996 to June 2003, Mr. Maoz worked for Oracle Corp. (Israel) in a variety of executive sales, alliances and business development positions. Mr. Maoz has an MBA in Finance and a MSc. in Information Technologies, both from the Tel-Aviv University, and is in a PhD program in Industrial Engineering and Management at Ben-Gurion University.

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

          Yehuda Hershkovici has served as our Vice President, Systems Group since 2003. From 2001 to 2003, Mr. Hershkovits served as our Vice President, Advanced Products. From 2000 to 2001, Mr. Hershkovits served as our Director of Advanced Technologies. From 1994 to 1998 and during 1999, Mr. Hershkovits held a variety of research and development positions at Advanced Recognition Technologies, Ltd., a voice and handwriting recognition company, heading its research and development from 1999 to 2000 as Vice President, Research and Development. From 1998 to 1999, Mr. Hershkovits developed various wireless communication algorithms at Comsys, a telecommunications company. Mr. Hershkovits holds an M.Sc. and a B.Sc., from the Technion both in the area of telecommunications.

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

          Moshe Tal joined us in May 2004 in connection with our acquisition of Ai-Logix, now known as AudioCodes Inc. He serves as our Vice President, North American Business Operations and is also the President and CEO of our AudioCodes USA subsidiary (now called AudioCodes Inc.). Mr. Tal co-founded Ai-Logix in 1991, and has served as its President and CEO since 1998. Mr. Tal has more than twenty-five years of product design and engineering experience, principally associated with analog and digital signal processing technologies. Mr. Tal holds a B.Sc. in Electronic Engineering from Tel Aviv University.

          Joseph Tenne has served as one of our directors since June 2003. Mr. Tenne is currently the Chief Financial Officer of Ormat Technologies, Inc., a company listed on the New York Stock Exchange, which is engaged in the geothermal and recovered energy business. Since January 2006, Mr. Tenne has served as the Chief Financial Officer of Ormat Industries Ltd., an Israeli holding company listed on the Tel-Aviv Stock Exchange and the parent company of Ormat Technologies, Inc. From 2003 to 2004, Mr. Tenne was the Chief Financial Officer of Treofan Germany GmbH & Co. KG, a German company, which is engaged in the development, production and marketing of oriented polypropylene films, which are mainly used in the food packaging industry. From 1997 until 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel and a member of PricewaterhouseCoopers International Limited. Mr. Tenne holds a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

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

          Osnat Ronen has served as one of our directors since December 2007. Ms. Ronen has served as General Partner of Viola Private Equity since January 2008. From, 2001 until 2007, Ms. Ronen was the Deputy Chief Executive Officer of Leumi & Co. Investment House, the private equity investment arm and investment banking services arm of the Leumi Group. Prior to this position, she was Deputy Head of the Subsidiaries Division of Leumi Group from 1999 until 2001. Ms. Ronen serves as a director of Leumi Leasing and Investments Ltd., National Consultants (Netconsultant) Ltd., Fox-Wizel Ltd., Paz Oil Company Ltd. and Keshet Broadcasting Ltd. Ms. Ronen received an M.B.A. degree and a BSc degree in mathematics and computer science from the Tel Aviv University.

B.	COMPENSATION

          The aggregate direct remuneration paid during the year ended December 31, 2008 to the 14 persons who currently serve in the capacity of director or senior executive officer was approximately $2.5 million, including approximately $293,000 which was set aside for pension and retirement benefits. This does not include amounts expended by us for automobiles made available to our officers, expenses (including business, travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

          Stock options to purchase our ordinary shares granted to persons who served in the capacity of director or executive officer under our 1997 and 1999 Stock Option Plans are generally exercisable at the fair market value at the date of grant, and expire ten years (under the 1997 Plan) and seven years (under the 1999 Plan and the 2008 Plan), respectively, from the date of grant. The options are generally exercisable in three or five equal annual installments, commencing one year from the date of grant.

          A summary of our stock option activity and related information for the years ended December 31, 2006, 2007 and 2008 for the 14 persons who currently serve in the capacity of director or senior executive officer is as follows:

	2006		2007		2008
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at the beginning of the year	1,766,869	$9.51	1,842,269	$9.72	2,002,269	$7.54

Granted	162,500	$10.38	352,500	$6.42	85,000	$3.25
Cancelled	(20,000)		(176,000)		(225,000)
Exercised	(67,100)	$5.73	(16,500)	$2.31	(84,000)	$2.23
Outstanding at the end of the year	1,842,269	$9.72	2,002,269	$7.54	1,778,269	$7.66

          As of December 31, 2008, options to purchase 1,285,769 ordinary shares were exercisable by the 14 persons who served as an officer or director during 2008 at an average exercise price of $7.98 per share.

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

Corporate Governance Practices

          We are incorporated in Israel and therefore are subject to various corporate governance practices under the Israeli Companies Law, 1999, or the Companies Law, relating to such matters as outside directors, the audit committee, the internal auditor and approvals of interested party transactions. These matters are in addition to the ongoing listing conditions of the Nasdaq Global Select Market and other relevant provisions of U.S. securities laws. Under the Nasdaq rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable Nasdaq requirements, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. For further information, see “Item 16G – Corporate Governance.”

Independent Directors

          Under the Israeli Companies Law, Israeli companies that have offered securities to the public in or outside of Israel are required to appoint at least two “outside” directors. Doron Nevo, Dr. Eyal Kishon and Osnat Ronen currently serve as our outside directors. Under the requirements for listing on the Nasdaq Global Select Market, a majority of our directors are required to be independent as defined by Nasdaq rules. Doron Nevo, Dr. Eyal Kishon, Osnat Ronen and Joseph Tenne qualify as independent directors under the applicable Securities and Exchange Commission and Nasdaq rules.

          To qualify as an outside director under Israeli law, an individual or his or her relatives, partners, employers or entities under the person’s control may not have, and may not have had at any time during the previous two years, any affiliation, as such term is defined in the Companies Law, with the company or any entity controlling, controlled by or under common control with the company. In addition, no individual may serve as an outside director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an outside director or are likely to interfere with his or her ability to serve as a director. For a period of two years from termination from office, a former outside director may not serve as a director or employee of the company or provide professional services to the company for consideration. Pursuant to the Israeli Companies Law, at least one of the outside directors appointed by a publicly-traded company must have “financial and accounting expertise.” The other outside directors are required to possess “financial and accounting expertise” or “professional expertise,” as these terms are defined in regulations promulgated under the Companies Law. Joseph Tenne is designated as the audit committee’s financial expert. This requirement does not apply to outside directors elected prior to January 2006.

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

          Pursuant to a recent amendment to the Israeli Companies Law, an Israeli company, whose shares are publicly traded, may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors will constitute individuals complying with certain independence criteria prescribed by the Israeli Companies Law. We have not included such a provision in our articles of association since our board of directors complies with the independence requirements of the Nasdaq and Securities and Exchange Commission regulations described above.

Audit Committee

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

          The audit committee may not include the chairman of the board of directors, a controlling shareholder and the members of his immediate family, or any director who is employed by the company or provides services to the company on a regular basis. Under Israeli law, the role of the audit committee is to examine flaws in our business management, in consultation with the internal auditor and the independent accountants, and to propose remedial measures to the board. The audit committee also reviews for approval transactions between us and office holders or interested parties, as described below.

          We have adopted an audit committee charter as required by Nasdaq rules. Our audit committee assists the board of directors in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices and financial statements and the independence qualifications and performance of our independent auditors. The audit committee also has the authority and responsibility to oversee our independent auditors, to recommend for shareholder approval the appointment and, where appropriate, replacement of our independent auditors and to pre-approve audit fees and all permitted non-audit services and fees.

Nominating Committee

          Nasdaq rules require that director nominees be selected or recommended for the board’s selection either by a committee composed solely of independent directors or by a majority of independent directors. Our Nominating Committee assists the board of directors in its selection of individuals as nominees for election to the board of directors and/or to fill any vacancies or newly created directorships on the board of directors. The Nominating Committee consists of Dr. Eyal Kishon, Doron Nevo, Joseph Tenne and Osnat Ronen. All members of the Nominating Committee are independent under the applicable Nasdaq rules.

Compensation Committee

          Nasdaq rules also provide that the compensation of a company’s chief executive officer and other executive officers is required to be approved either by a majority of the independent directors on the board of directors or a committee comprised solely of independent directors. Our board of directors has appointed Dr. Eyal Kishon and Joseph Tenne to serve on our Compensation Committee of the board of directors. All members of the Compensation Committee are independent under the applicable Nasdaq rules

Internal Auditor

          Under the Companies Law, our board of directors is also required to appoint an internal auditor proposed by the audit committee. The internal auditor may be our employee, but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of our independent accounting firm. The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure. Deloitte Touche was appointed as our internal auditor in November 2008. Previously, Eitan Hashachar CPA had been our internal auditor since January 2001.

Board Classes

          Pursuant to our articles of association, our directors, other than our outside directors, are classified into three classes (classes I, II and III). The members of each class of directors and the expiration of the term of office is as follows:

Vacant	Class I	2010
Joseph Tenne	Class II	2011
Shabtai Adlersberg	Class III	2009

          We currently do not have a Class I director.

          Our outside directors under the Companies Law, Doron Nevo, Dr. Eyal Kishon and Osnat Ronen, are not members of any class and serve in accordance with the provisions of the Companies Law. Mr. Nevo’s term ends in 2009, Dr. Kishon’s term ends in 2011, and Ms. Ronen’s term ends in 2010.

D.	EMPLOYEES

          We had the following number of employees as of December 31, 2006, 2007 and 2008 in the areas set forth in the table below:

	As of December 31,
	2006	2007	2008
Research and development	312	296	249

Sales & marketing, technical service & support	240	249	209

Operations	102	99	92

Management and administration	47	44	45

	701	688	595

          Our employees were located in the following areas as of December 31, 2006, 2007 and 2008.

	As of December 31,
	2006	2007	2008
Israel	416	425	382

United States	234	197	151

Europe	25	29	27

Far East	22	31	28

Latin America	4	6	7

	701	688	595

          The decrease in the number of employees in 2007 and 2008 was primarily attributable to our cost reduction plans implemented in 2007 and 2008. Since January 2008 we have reduced the number of our employees by approximately 14%, from 688 to 595. In addition, in 2009, salary reduction measures were taken with respect to our employees worldwide.

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

          Pursuant to a recent order issued in December 2007 by the Israeli Minister of Industry, Trade and Labor, new provisions relating to pension arrangements in the collective bargaining agreements between the Histadrut and the Coordination Bureau of Economic Organizations will apply to all employees in Israel, including our employees in Israel. We regularly contribute to a “Manager’s Insurance Fund” or to a privately managed pension fund on behalf of our employees located in Israel. These funds provide employees with a lump sum payment upon retirement (or a pension, in case of a pension fund) and severance pay, if legally entitled thereto, upon termination of employment. We provide for payments to a Manager’s Insurance Fund and pension fund contributions in the amount of 13.3% of an employee’s salary on account of severance pay and provident payment or pension, with the employee contributing 5.0% of his salary. We also pay an additional amount of up to 2.5% of certain of our employees’ salaries in connection with disability payments. In addition, we administer an Education Fund for our Israeli employees and pay 7.5% of these employees’ salaries thereto, with the employees contributing 2.5% of their salary.

E.	SHARE OWNERSHIP

          The following table sets forth the share ownership and outstanding number of options of our directors and officers as of June 15, 2009.

Name	Total Shares Beneficially Owned	Percentage of Ordinary Shares	Number of Options
Shabtai Adlersberg	5,565,162	14.3	284,718
Nachum Falek	*		*
Hanan Maoz	*		*
Eyal Frishberg	*		*
Eli Nir	*		*
Lior Aldema	*		*
Yehuda Hershkovici	*		*
Tal Dor	*		*
Gary Drutin	*		*
Moshe Tal	*		*
Joseph Tenne	*		*
Dr. Eyal Kishon	*		*
Doron Nevo	*		*
Osnat Ronen	*		*

* Less than one percent.

          Our officers and directors have the same voting rights as our other shareholders.

          The following table sets forth information with respect to the options to purchase our ordinary shares held by Mr. Adlersberg as of June 15, 2009.

Number of Options	Grant Date	Exercise Price	Exercised	Cancelled	Vesting	Expiration Date

96,000	July 1, 1996	$0.61	(96,000)	—	4 years	July 1, 2006
96,000	July 1, 1998	$1.10	(96,000)	—	4 years	July 1, 2008
225,000	December 19, 2001	$4.18	—	(225,000)	4 years	December 19, 2008
9,718	August 9, 2002	$2.04	—	—	2 years	August 9, 2009
275,000	September 23, 2004	$12.84	—	—	5 years	September 23, 2011

Employee Share Plans

          We have Employee Share Purchase Plans for the sale of shares to our employees and Employee Share Option Plans for the granting of options to our employees, officers, directors and consultants. Most of thesese plans are pursuant to the Israeli Income Tax Ordinance, entitling the beneficiaries who are our employees to tax benefits under Israeli law. There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee for each of the beneficiaries who is granted options. Each option, and any ordinary shares acquired upon the exercise of the option, must be held by the trustee at least for a period commencing on the date of grant and ending no later than 24 months after the date of grant, in accordance with the period of time specified by Section 102 of Israel’s Income Tax Ordinance, and deposited in trust with the trustee.

Employee Share Purchase Plans

          We implemented two Employee Share Purchase Plans in May 2001. One plan, the global plan, was for our non-U.S., employees and the other our U.S. employees. We amended and restated the global plan in July 2007 and adopted an additional plan for U.S. employees in July 2007. Under these Plans, a maximum of 6,500,000 of our ordinary shares were reserved for sale to our employees at a price equal to 85% of the lesser of fair market value on the first day or last day of each offering period under the Plans. As of December 31, 2008, we had issued 2,259,776 of our ordinary shares pursuant to purchases under these plans.

Employee Share Option Plans

          2008 Equity Incentive Plan. We have adopted an equity incentive plan under Section 102 of the Israeli Income Tax Ordinance, or Section 102, which provides certain tax benefits in connection with share-based compensation to employees, officers and directors. This plan, our 2008 Equity Incentive Plan, was approved by the Israeli Tax Authority.

          Under our equity incentive plan, we may grant our directors, officers and employees restricted shares, restricted share units and options to purchase our ordinary shares under Section 102. We may also grant other persons awards under our equity incentive plan. However, such other persons (controlling shareholders and consultants) will not enjoy the tax benefits provided by Section 102. The total number of ordinary shares that are available for grant under the 2008 Plan is 2,009,122, which is reduced by one share for each award we grant under the Plan. During 2008, we did not grant any equity awards under the 2008 plan.

          The Israeli Tax Authority approved the 2008 Plan under the capital gains tax track of Section 102. Based on Israeli law currently in effect and the election of the capital gains tax track, and provided that options, restricted shares and restricted shares units granted or, upon their exercise or vesting, the underlying shares, issued under the plan are held by a trustee for the two years following the date in which such awards are granted, our employees, officers and directors will be (i) entitled to defer any taxable event with respect to the awards until the underlying ordinary shares are sold, and (ii) subject to capital gains tax of 25% on the sale of the shares. However, if we grant awards at a value below the underlying shares’ market value at the date of grant, the 25% capital gains tax rate will apply only with respect to capital gains in excess of the underlying shares’ market value at the date of grant and the remaining capital gains will be taxed at the grantee’s regular tax rate. We may not recognize a tax benefit pertaining to the employees’ restricted shares, restricted share units and options for tax purposes except in the events described above under which the gain is taxed at the grantee’s regular tax rate.

          Restricted shares, restricted share units and options granted under the 2008 Plan will generally vest over years from the grant date. If the employment of an employee is terminated for any reason, the employee (or in the case of death, the designated beneficiary) may exercise his or her vested options within ninety days of the date of termination (or within twelve months of the date of termination in the case of death or disability) and shall be entitled to any rights upon vested restricted shares and vested restricted share units to be delivered to the employee to the extent that they were vested prior to the date his or her employment terminates. Directors are generally eligible to exercise his or her vested options within twelve months from the date the director ceases to serve on the board of directors.

          1999 Option Plans. In 1999, our board restated three 1997 Employee Share Option Plans for our Israeli employees, officers, directors and consultants and two 1997 Share Option Plans for our U.S. employees, officers, directors and consultants. Additionally, in 1999 our board adopted an Employee Share Option Plan for our Israeli employees, officers, directors and consultants, and an Employee Share Option Plan for our U.S. employees, officers, directors and consultants. The terms of the 1999 Plans are substantially the same as those of the 1997 Plans, but have reduced the exercise period of options from 10 to 7 years. The board has the ability to grant options with longer or shorter terms. The terms of the 1999 Plans have been modified slightly since they were adopted and, in 2003, the Israeli Plan was changed to conform to amendments to the Israeli Income Tax law. As of December 31, 2008, options to purchase a total of 4,976,067 shares are outstanding under the 1997 and 1999 Israeli Plans and options to purchase a total of 1,380,470 shares are outstanding under the 1997 U.S. Plan. As of December 31, 2008, the 1997 and 1999 Israeli Plans and the 1997 U.S. Plans have expired and we will no longer make any grants under these plans.

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

          To our knowledge, (A) we are not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government and (B) there are no arrangements, the operation of which may at a subsequent date result in a change in control of AudioCodes. The following table sets forth, as of June 15, 2009, the number of our ordinary shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding ordinary shares, and (ii) all of our directors and senior executive officers as a group.

Identity of Person or Group	Amount Owned	Percent of Class
Shabtai Adlersberg(1)	5,794,880	14.3%
Leon Bialik(2)	4,079,322	10.2%
Soros Fund Management LLC(3)	3,744,043	9.3%
FMR Corp.(4)	2,222,390	5.5%
Rima Management, LLC(5)	2,886,828	7.2%
All directors and senior executive officers as a group (14 persons)(6)	6,940,931	16.8%

(1)	Includes options to purchase 229,718 shares, exercisable within sixty days of June 15, 2009.
(2)	The information is derived from a statement on Schedule 13G/A, dated February 11, 2009 of Leon Bialik filed with the Securities and Exchange Commission.
(3)
The information is derived from a statement on Schedule 13G, dated February 17, 2009, of Soros Fund Management LLC, George Soros, Robert Soros and Jonathan Soros filed with the Securities and Exchange Commission. All of the shares beneficially owned are issuable upon conversion of our senior convertible notes.

(4)
The information is derived from the joint statement on Schedule 13G/A, dated February 17, 2009, of FMR Corp., Edward C. Johnson 3d and Fidelity Management & Research Company filed with the Securities and Exchange Commission.

(5)	The information is derived from a statement on Schedule 13G, dated February 17, 2009, of Rima Management, LLC and Richard Mashaal filed with the Securities and Exchange Commission.
(6)	Includes 1,375,769 ordinary shares which may be purchased pursuant to options exercisable within sixty days following June 15, 2009.

          Mr. Adlersberg held 14.3% of our ordinary shares as of December 31, 2008, as compared to 13.9% of our ordinary shares as of December 31, 2007 and 13.1% of our ordinary shares as of December 31, 2006.

          Mr. Bialik held 10.2% of our ordinary shares as of December 31, 2008 as compared to 9.8% of our ordinary shares as of December 31, 2007 and 9.6% of our ordinary shares as of December 31, 2006.

          Soros Fund Management LLC beneficially owned 9.3% our ordinary shares as of December 31, 2008 and 10.6% of our ordinary shares as of December 31, 2007 (in each case issuable upon conversion of our senior convertible notes).

          FMR Corp. beneficially owned 5.5% of our ordinary shares as of December 31, 2008, as compared to 7.1% of our ordinary shares as of December 31, 2007 (including shares issuable upon conversion of our senior convertible notes) and 6.4% of our ordinary shares as of December 31, 2006.

          Rima Management, LLC held 7.2% of our ordinary shares as of December 31, 2008 and less than 5.0% of our ordinary shares as of December 31, 2007 and 2006.

          As of June 15, 2009, there were approximately 22 holders of record of our ordinary shares in the United States, although we believe that the number of beneficial owners of the ordinary shares is significantly greater. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

          The major shareholders have the same voting rights as the other shareholders.

B.	RELATED PARTY TRANSACTIONS

          None.

C.	INTERESTS OF EXPERTS AND COUNSEL

          Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

                    See Item 18.

           Legal Proceedings

          For a discussion of our legal proceedings, please see “Item 4B-Information on the Company-Business Overview-Legal Proceedings.”

          Dividend Policy

          For a discussion of our dividend policy, please see “Item 10B-Additional Information-Memorandum and Articles of Association-Dividends.”

B.	Significant Changes

          No significant change has occurred since December 31, 2008, except as otherwise disclosed in this Annual Report.

ITEM 9. THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

          Our ordinary shares are listed on the Nasdaq Global Select Market and The Tel Aviv Stock Exchange under the symbol “AUDC.”

           The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by the Nasdaq Global Select Market.

Calendar Year	Price Per Share
	High	Low
2008	$5.26	$1.47

2007	$10.40	$4.55

2006	$14.64	$8.77

2005	$17.00	$8.67

2004	$16.88	$8.48

Calendar Period	Price Per Share
	High	Low
2009

Second quarter (through June 15, 2009)	$1.60	$1.16

First quarter	$1.90	$0.92

2008

Fourth quarter	$2.63	$1.47

Third quarter	$4.42	$2.31

Second quarter	$4.73	$3.62

First quarter	$5.26	$2.50

2007

Fourth quarter	$7.04	$4.87

Third quarter	$6.59	$4.55

Second quarter	$7.19	$5.01

First quarter	$10.40	$6.60

Calendar Month	Price Per Share
	High	Low
2009

May	$1.57	$1.27

April	$1.60	$1.16

March	$1.31	$0.92

February	$1.74	$1.11

January	$1.90	$1.55

2008

December	$2.05	$1.57

          The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by The Tel Aviv Stock Exchange. All share prices shown in the following table are in NIS. As of December 31, 2008, the exchange rate was equal to approximately 3.802 NIS per U.S. $1.00.

Calendar Year	Price Per Share
	High	Low
2008	NIS 20.20	NIS 5.71

2007	NIS 44.00	NIS 18.90

2006	NIS 66.27	NIS 38.10

2005	NIS 73.80	NIS 40.20

2004	NIS 74.90	NIS 39.10

2003	NIS 53.50	NIS 10.42

Calendar Period	Price Per Share

2009

Second quarter (through June 15, 2009)	NIS 6.39	NIS 4.70

First quarter	NIS 7.33	NIS 4.26

2008

Fourth quarter	NIS 9.20	NIS 5.72

Third quarter	NIS 15.22	NIS 8.46

Second quarter	NIS 15.62	NIS 12.14

First quarter	NIS 20.20	NIS 10.81

2007

Fourth quarter	NIS 28.00	NIS 18.90

Third quarter	NIS 27.78	NIS 19.32

Second quarter	NIS 28.66	NIS 22.00

First quarter	NIS 44.00	NIS 27.82

Calendar Month	Price Per Share
	High	Low
2009

May	NIS 6.34	NIS 5.51

April	NIS 6.39	NIS 4.70

March	NIS 5.32	NIS 4.26

February	NIS 6.89	NIS 4.80

January	NIS 7.33	NIS 6.29

2008

December	NIS 8.10	NIS 6.40

B.	PLAN OF DISTRIBUTION

          Not applicable.

C.	MARKETS

          Our ordinary shares are listed for trading on the Nasdaq Global Select Market under the symbol “AUDC”. Our ordinary shares are also listed for trading on The Tel-Aviv Stock Exchange under the symbol “AUDC”. In addition, we are aware of our ordinary shares being traded on the following markets: Frankfurt Stock Exchange, Berlin Stock Exchange, Munich Stock Exchange and XETRA.

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

Objects and Purposes

          We were incorporated in 1992 under the laws of the State of Israel. Our registration number with the Israeli Registrar of Companies is 520044132. Our objects and purposes, set forth in Section 2 of our memorandum of association, are:

●	to plan, develop and market voice signal systems;

●	to purchase, import, market and wholesale and retail distribute, in Israel and abroad, consumption goods and accompanying products;

●	to serve as representatives of bodies, entrepreneurs and companies from Israel and abroad with respect to their activities in Israel and abroad; and

●	to carry out any activity as determined by the lawful management.

Share Capital

          Our authorized share capital consists of NIS 1,025,000 divided into 100,000,000 ordinary shares, nominal value NIS 0.01 per share, and 2,500,000 preferred shares, nominal value NIS 0.01 per share.  As of June 15, 2009, we had 40,182,444 ordinary shares outstanding and no preferred shares outstanding.

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

          The board of directors may, whenever it thinks fit, convene a special shareholders meeting. The board of directors must convene a special shareholders meeting at the request of:

●	at least two directors;

●	at least one-quarter of the directors in office; or

●	one or more shareholders who hold at least 5% of the outstanding share capital and at least 1% of the voting rights, or one or more shareholders who hold at least 5% of the outstanding voting rights.

          A special shareholders meeting may be held in Israel or outside of Israel, as determined by the board of directors.

Notice of General Meetings; Omission to Give Notice

          The provisions of the Companies Law and the related regulations override the provisions of our articles of association, and provide for notice of a meeting of shareholders to be sent to each registered shareholder at least 21 days or 35 days in advance of the meeting depending on the items included in the meeting agenda.  Notice of a meeting of shareholders must also be published in two Israeli newspapers at least five days prior to the record date for the meeting.

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

          Approval of the audit committee, the board of directors and our shareholders, in that order, is required for:

●	extraordinary transactions, including a private placement, with a controlling shareholder or in which a controlling shareholder has a personal interest; and

●	the terms of compensation or employment of a controlling shareholder or his or her relative, as an officer holder or employee of our company.

          The shareholders approval must include the majority of shares voted at the meeting.  In addition to the majority vote, the shareholder approval must satisfy either of two additional tests:

●	the majority includes at least one-third of the shares voted by shareholders who have no personal interest in the transaction; or

●
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

          Under the Companies Law, a shareholder has a duty to act in good faith and in a customary manner towards the company and other shareholders, and to refrain from abusing his or her power in the company, including when voting in a shareholders meeting or in a class meeting on matters such as the following:

●	an amendment to our articles of association;

●	an increase in our authorized share capital;

●	a merger; or

●	approval of related party transactions that require shareholder approval.

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

Insurance, Indemnification and Exculpation of Directors and Officers; Limitations on Liability

Insurance of Office Holders

          The Companies Law permits a company, if permitted by its articles of association, to insure an office holder in respect of liabilities incurred by the office holder as a result of:

●	the breach of his or her duty of care to the company or to another person, or

●	the breach of his or her duty of loyalty to the company, to the extent that the office holder acted in good faith and had reasonable cause to believe that the act would not prejudice the company.

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

Indemnification of Office Holders

          Under the Companies Law, a company can, if permitted by its articles of association, indemnify an office holder for any of the following obligations or expenses incurred in connection with his or her acts or omissions as an office holder:

●	monetary liability imposed upon the office holder in favor of other persons pursuant to a court judgment, including a settlement or an arbitrator’s decision approved by a court;

●
reasonable litigation expenses, including attorney’s fees, incurred by the office holder as a result of an investigation or proceeding instituted against the office holder by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder; and either:

	o	no financial liability was imposed on the office holder in lieu of criminal proceedings, or

	o	financial liability was imposed on the office holder in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent, and

●	reasonable litigation expenses, including attorneys’ fees, actually incurred by the office holder or imposed upon the office holder by a court:

	●	in an action brought against the office holder by the company, on behalf of the company or on behalf of a third party;

	●	in a criminal action in which the office holder is found innocent; or

	●	in a criminal action in which the office holder is convicted but in which proof of criminal intent is not required.

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

Exculpation of Office Holders

          Under the Companies Law, a company may, if permitted by its articles of association, also exculpate an office holder in advance, in whole or in part, from liability for damages sustained by a breach of duty of care to the company, other than in connection with distributions.

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

          In April 2008, we entered into a loan agreement with First International Bank of Israel that provides for borrowings in the aggregate amount of $15 million. The loan bears interest at LIBOR plus 1.5% with respect to $11.5 million of the loan and LIBOR plus 0.65% with respect to the remaining amount of $3.5 million of the loan. The principal amount borrowed is repayable in 20 equal quarterly payments through April 2013. The bank has a lien on our assets and we are required to maintain $3.5 million of compensating balances with the bank.  The agreement requires us, among other things, to maintain shareholders’ equity at specified levels and to achieve certain levels of operating income. The agreement also restricts us from paying dividends.

          In July 2008, we entered into a loan agreement with Mizrachi Tfachot Bank that provides for borrowings in the aggregate amount of $15 million. The loan bears interest at LIBOR plus 1.3% with respect to $11.5 million of the loan and LIBOR plus 0.50% with respect to the remaining amount of $3.5 million of the loan. The other terms of the loan with Mizrachi Tfachot Bank are the same as the loan agreement with First International Bank described in the preceding paragraph. Mizrachi and First International share the lien on our assets.

          In May, 2007, we entered into an agreement with respect to property adjacent to our headquarters in Israel, pursuant to which a building of approximately 145,000 square feet will be erected and leased to us for period of eleven years. Information with respect to this lease agreement is set forth under “Property, Plants and Equipment” in Item 4.D.

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

Israeli Tax Considerations

General Corporate Tax Structure

          Generally, Israeli companies are subject to corporate tax on taxable income at the rate of 27% for the 2008 tax year. Following an amendment to the Israeli  Income Tax Ordinance (new version) 1961 (the “Tax ordinance”), which came into effect on January 1, 2006, the corporate tax rate in Israel is scheduled to decrease as follows:  26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than the gains deriving from the sale of listed securities) derived after January 1, 2003. However, the effective tax rate payable by us that derives income from an approved or privileged enterprise may be considerably less.

Following an Ordinance, which came into effect on January 1, 2009, an Israeli corporation may elect a 5% rate of corporate tax (instead of 25%) for dividend distributions received from a foreign subsidiary which is used in Israel in 2009, or within one year after actual receipt of the dividend, whichever is later. The 5% tax rate is subject to various conditions, which include conditions with regard to the identity of the corporation that distributes the dividends, the source of the dividend, the nature of the use of the dividend income, and the period during which the dividend income will be used in Israel.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

          Our facilities have been granted approved enterprise status pursuant to the Law for the Encouragement of Capital Investments, 1959 or the Investment Law, which provides certain tax and financial benefits to investment programs that have been granted such status.

          The Investment Law provides that a proposed capital investment in eligible facilities may be designated as an “approved enterprise.” Until 2005, the designation required advance approval from the Investment Center of the Israel Ministry of Industry, Trade and Labor (the Investment Center). Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, such as the equipment to be purchased and utilized pursuant to the program. The tax benefits under the Investment Law are not available for income derived from products manufactured outside of Israel.

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

          Out of our retained earnings as of December 31, 2008, approximately $540,000 are tax-exempt. If we were to distribute this tax-exempt income before our complete liquidation, it would be taxed at the reduced corporate tax rate applicable to these profits (10% to 25%), and an income tax liability of up to approximately $135,000 would be incurred. Our board of directors has currently determined that we will not distribute any amounts of our undistributed tax exempt income as dividend. We intend to reinvest our tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to our Approved Enterprise.

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

          Our production facilities have been granted the status of approved enterprise. Income arising from our approved enterprise facilities is tax-free under the alternative package of benefits described above and entitled to reduced tax rates based on the level of foreign ownership for specified periods. We have derived, and expect to continue to derive, a substantial portion of our operating income from our approved enterprise facilities. The tax benefits attributable to our current approved enterprises are scheduled to expire gradually until 2017.

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

          Future approved enterprises will be reviewed separately, and the decisions whether to approve or reject a designation as an approved enterprise or privileged enterprise will be based, among other things, on the criteria set forth in the Investment Law and related regulations (as amended in April 2005 as described below), the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the company. Accordingly, there can be no assurance that any new investment programs will be approved as approved enterprises. In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of conditions stipulated in the Investment Law and related regulations and the criteria set forth in the specific certificate of approval. In the event that a company does not meet these conditions, it will be subject to corporate tax at the rate then in effect under Israeli law for such tax year.  As of December 31, 2008, management believes that we meet all of the aforementioned conditions.

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

Tax Benefits Under the Law for the Encouragement of Industry (Taxation), 1969

          According to the Law for the Encouragement of Industry (Taxation), 1969, or the Industry Encouragement Law, an “industrial company” is a company resident in Israel, that at least 90% of its income, in any tax year (determined in Israeli currency, exclusive of income from certain government loans, capital gains, interest and dividends) is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity. We currently believe that we qualify as an industrial company within the definition of the Industry Encouragement Law. Under the Industry Encouragement Law, industrial companies are entitled to the following preferred corporate tax benefits:

●	deduction of purchases of know-how and patents over an eight-year period for tax purposes;

●	the right to elect, under specified conditions, to file a consolidated tax return with related Israeli industrial companies; and

●	accelerated depreciation rates on equipment and buildings; and

●
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

Israeli Transfer Pricing Regulations

          On November 29, 2006, Income tax regulation (Determination of Market Terms), 2006, promulgated under Section 85A of the tax ordinance, came into force (the “Transfer Pricing Regulations”). Section 85A of the tax Ordinance and the Transfer Pricing Regulations generally require that all cross-border transactions carried out between related parties will be conducted on an arm’s length basis and will be taxed accordingly. As the Transfer Pricing Regulations are broadly similar to transfer pricing regimes already in place in other jurisdictions in which we operate outside of Israel, we do not expect the Transfer Pricing Regulations to have a material impact on us.

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

United States Tax Considerations

United States Federal Income Taxes

          The following summary describes the material U.S. federal income tax consequences to “U.S. Holders” (as defined below) arising from the acquisition, ownership and disposition of our ordinary shares. This summary is based on the Internal Revenue Code of 1986, as amended, or the “Code,” the final, temporary and proposed U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change (possibly with retroactive effect) or different interpretations. For purposes of this summary, a “U.S. Holder” will be deemed to refer only to any of the following holders of our ordinary shares:

●	an individual who is either a U.S. citizen or a resident of the U.S. for U.S. federal income tax purposes;

●	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the U.S. or any political subdivision thereof;

●	an estate the income of which is subject to U.S. federal income tax regardless of the source of its income; and

●
a trust, if (a) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

          This summary does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders by reason of their particular circumstances, including potential application of the U.S. federal alternative minimum tax, or any aspect of state, local or non-U.S. federal tax laws or U.S. federal tax laws other than U.S. federal income tax laws. In addition, this summary is directed only to U.S. Holders that hold our ordinary shares as “capital assets” within the meaning of Section 1221 of the Code and does not address the considerations that may be applicable to particular classes of U.S. Holders, including financial institutions, regulated investment companies, real estate investment trusts, pension funds, insurance companies, broker-dealers, tax-exempt organizations, grantor trusts, partnerships or other pass-through entities and partners or other equity holders in such partnerships or other pass-through entities, holders whose functional currency is not the U.S. dollar, holders who have elected mark-to-market accounting, holders who acquired our ordinary shares through the exercise of options or otherwise as compensation, holders who hold our ordinary shares as part of a “straddle,” “hedge” or “conversion transaction,” holders selling our ordinary shares short, holders deemed to have sold our ordinary shares in a “constructive sale,” and holders, directly, indirectly or through attribution, of 10% or more (by vote or value) of our outstanding ordinary shares.

          Each U.S. Holder should consult with its own tax advisor as to the particular tax consequences to it of the acquisition, ownership and disposition of our ordinary shares, including the effects of applicable tax treaties, state, local, foreign or other tax laws and possible changes in the tax laws.

Distributions With Respect to Our Ordinary Shares

          For U.S federal income tax purposes, the amount of a distribution with respect to our ordinary shares will equal the amount of cash distributed, the fair market value of any property distributed and the amount of any Israeli taxes withheld on such distribution as described above under “Israeli Tax Considerations – Tax on Dividends.” Other than distributions in liquidation or in redemption of our ordinary shares that are treated as exchanges, a distribution with respect to our ordinary shares to a U.S. Holder generally will be treated as a dividend to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution that exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis in its ordinary shares (but not below zero), and then generally as capital gain from a deemed sale or exchange of such ordinary shares. Corporate U.S. Holders generally will not be allowed a deduction under Section 243 of the Code for dividends received on our ordinary shares and thus will be subject to tax at the rate applicable to their taxable income. Currently, a noncorporate U.S. Holder’s “qualified dividend income” generally is subject to tax at a rate of 15%. For this purpose, “qualified dividend income” generally includes dividends paid by a foreign corporation if, among other things, the noncorporate U.S. Holder meets certain minimum holding period requirements and either (a) the stock of such corporation is readily tradable on an established securities market in the U.S., including the Nasdaq Global Select Market, or (b) such corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The U.S. Secretary of the Treasury has indicated that the income tax treaty between the U.S. and Israel is satisfactory for this purpose. Dividends paid by us will not qualify for the 15% U.S. federal income tax rate, however, if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes. See the discussion below under the heading “Passive Foreign Investment Company Status.” U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of their receipt of any distributions with respect to our ordinary shares.

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

          Based on the composition of our gross income and the composition and value of our gross assets during 2004, 2005, 2006, 2007 and 2008, we do not believe that we were a PFIC during any of such tax years. It is likely, however, that under the asset valuation method described in the legislative history of the 1997 Act, we would have been classified as a PFIC in 2001, 2002 and 2003 primarily because (a) a significant portion of our assets consisted of the remaining proceeds of our two public offerings of ordinary shares in 1999, and (b) the public market valuation of our ordinary shares during such years was relatively low. There can be no assurance that we will not be deemed a PFIC in any future tax year.

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

●
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

●	The entire amount of any gain realized by the U.S. Holder upon the sale or other disposition of our ordinary shares also would be treated as an “excess distribution” subject to tax as described above.

●
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

          The foregoing discussion of certain U.S. federal income tax considerations is a general summary only and should not be considered as income tax advice or relied upon for tax planning purposes. Accordingly, each U.S. Holder should consult with its own tax advisor regarding U.S. federal, state, local and non-U.S. income and other tax consequences of the acquisition, ownership and disposition of our ordinary shares.

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

          As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we file with the Securities and Exchange Commission an annual report on Form 20-F containing consolidated financial statements audited by an independent accounting firm. We also furnish reports on Form 6-K containing unaudited financial information after the end of each of the first three quarters. We intend to post our Annual Report on Form 20-F on our website (www.audiocodes.com) promptly following the filing of our Annual Report with the Securities and Exchange Commission.

I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          We are exposed to financial market risk associated with changes in foreign currency exchange rates. To mitigate these risks, we use derivative financial instruments. The majority of our revenues and expenses are generated in U.S. dollars. A portion of our expenses, however, is denominated in NIS. In order to protect ourselves against the volatility of future cash flows caused by changes in foreign exchange rates, we use currency forward contracts and currency options. We hedge the part of our forecasted expenses denominated in NIS. If our currency forward contracts and currency options meet the definition of a hedge, and are so designated, changes in the fair value of the contracts will be offset against changes in the fair value of the hedged assets or liabilities through earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change. Our hedging program reduces, but does not eliminate, the impact of foreign currency rate movements and due to the general economic slowdown along with the devaluation of the dollar, our results of operations may be adversely affected. Without taking into account the mitigating effect of our hedging activity, a 10% decrease in the U.S. dollar exchange rates in effect for the year ended December 31, 2008 would cause a decrease in net income of approximately $5 million.

          We are subject to market risk from exposure to changes in interest rates relating to borrowings under our loan agreements. The interest rate on these borrowings is based on LIBOR. Based on our the scheduled amount of these borrowings to be outstanding in 2009, we estimate that each 100 basis point increase in our borrowing rates would result in additional interest expense to us of approximately $250,000.

          Our investment portfolio includes held to maturity marketable securities. The contractual cash flows of these investments are either agencies of the U.S. government that have implied guaranty by the U.S. government or were issued by highly rated corporations. As of December 31, 2008, the securities in our portfolio were rated at least as AA. The recent declines in interest rates may reduce our interest income.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

          Our management, with the participation of its chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in 13a-15(e) under the Securities Exchange Act) as of December 31, 2008. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were (i) designed to ensure that material information relating to us, including our consolidated subsidiaries, is made known to our management, including our chief executive officer and chief financial officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared and (ii) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

Management’s Annual Report on Internal Control Over Financial Reporting

          Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

●	pertain to the maintenance of our records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;

●	provide reasonable assurance that our transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles;

●	provide reasonable assurance that our receipts and expenditures are made only in accordance with authorizations of our management and board of directors (as appropriate); and

●	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

          Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

          Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2008 based on the framework for Internal Control - Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment under that framework and the criteria established therein, our management concluded that the Company’s internal control over financial reporting were effective as of December 31, 2008.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

          Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has served as our independent public accountants for each of the years in the three-year period ended December 31, 2008. The following table presents the aggregate fees for professional audit services and other services rendered by Kost Forer Gabbay & Kasierer in 2007 and 2008.

	Year Ended December 31 (Amounts in thousands)
	2007	2008

Audit Fees	$331	$434
Audit Related Fees	21	55
Tax Fees	94	30
Total	$446	$519

          Audit Fees consist of fees billed for the annual audit of the company’s consolidated financial statements and the statutory financial statements of the company. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include services rendered for the integrated audit over internal controls as required under Section 404 of the Sarbanes-Oxley Act applicable in 2007 and 2008, the provision of consents and the review of documents filed with the SEC.

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

          The Audit Committee pre-approves fee levels annually for the audit services. Non-audited services are pre-approved as required. The Chairman of the audit committee may approve non-audit services of up to $25,000 and then request the audit committee to ratify his decision.

          During 2008, no services provided to AudioCodes by Kost Forer Gabbay & Kasierer were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

	(a)	(b)	(c)	(d)
Period	Total Number of Ordinary Shares Purchased	Average Price Paid per Ordinary Share	Total Number of Ordinary Shares Purchased as Part of Publicly Announced Program(1)	Maximum Number of Ordinary Shares that May Yet Be Purchased Under the Program(1)
January 1- January 31	0	0	0	4,000,000

February 1 - February 29	304,757	$4.37	304,757	3,695,243

March 1 - March 31	756,094	$3.81	756,094	2,939,149

April 1 - April 30	855,156	$3.99	855,156	2,083,993

May 1 - May 31	340,528	$4.24	340,528	1,743,465

June 1 - June 30	567,265	$4.09	567,265	1,176,200

July 1 - July 31	626,417	$3.71	626,417	549,783

August 1 - August 31	0	0	0	549,783

September 1 - September 30	0	0	0	549,783

October 1- October 31	0	0	0	549,783

November 1- November 30	0	0	0	549,783

December 1 – December 31	0	0	0	549,783

Total	3,450,217	$4.04	3,450,217	549,783

(1) On January 28, 2008, we announced a program to repurchase up to 4,000,000 of our ordinary shares. There is no set expiration date for this program.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFIED ACCOUNTANT

Not applicable.

ITEM 16G. CORPORTATE GOVERNANCE

          As a foreign private issuer whose shares are listed on the Nasdaq Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the Nasdaq Marketplace Rules.

          We do not comply with the Nasdaq requirement that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans. Instead, we follow Israeli law and practice which permits the establishment or amendment of certain equity based compensation plans approved by our board of directors without the need for a shareholder vote, unless such arrangements are for the compensation of directors, in which case they also require audit committee and shareholder approval. We also post our Annual Report on Form 20-F on our web site (www.audiocodes.com) rather than distribute it to our shareholders pursuant to the relevant Nasdaq requirements.

          We may elect to follow in the future Israeli practice with regard to, among other things, executive officer compensation, director nomination, composition of the board of directors and quorum at shareholders’ meetings. In addition, we may follow Israeli law, instead of the Nasdaq Marketplace Rules, which require that we obtain shareholder approval for an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.

          A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements, must submit to NASDAQ in advance a written statement from an independent counsel in its home country certifying that its practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

          For a discussion of the requirements of Israeli law with respect to these matters, see Item 6.C. “Directors, Senior Management and Employees –Board Practices,” and Item 10.B. “Additional Information – Memorandum and Articles of Association.”

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to pages F-1 to F-43 hereto.

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

4.7	AudioCodes Ltd. 1997 Key Employee Option Plan (D).*

Exhibit No.	Exhibit

4.8	AudioCodes Ltd. 1997 Key Employee Option Plan (E).*

4.9	AudioCodes Ltd. 1999 Key Employee Option Plan (F), as amended.***

4.10	AudioCodes Ltd. 1997 Key Employee Option Plan, Qualified Stock Option Plan—U.S. Employees (E).*

4.11	AudioCodes Ltd. 1999 Key Employee Option Plan, Qualified Stock Option Plan—U.S. Employees (F).***

4.12	AudioCodes Ltd. 2001 Employee Stock Purchase Plan—Global Non U.S., as amended.§

4.13	AudioCodes Ltd. 2001 U.S. Employee Stock Purchase Plan, as amended.§

4.13a	AudioCodes Ltd. 2007 U.S. Employee Stock Purchase Plan.§§§§§§

4.14	Lease Agreement between AudioCodes Ltd. and Nortel Networks (Marketing and Sales) Israel Ltd., effective as of December 31, 2002.**†

4.15	Sublease Agreement between AudioCodes USA, Inc. and Continental Resources, Inc., dated December 30, 2003.§§

4.16	Stock Purchase Agreement by and among AudioCodes Ltd., AudioCodes Inc., Ai-Logix, Inc. and AI Technologies N.V, dated as of May 12, 2004.§§

4.17	OEM Purchase and Sale Agreement No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of April 28, 2003 *****§§

4.18	Amendment No. 1 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of May 1, 2003 *****§§

4.19	Purchase and Sale Agreement by and among Nortel Networks, Ltd., AudioCodes Inc. and AudioCodes Ltd., dated as of April 7, 2003.§§

4.20
Purchase Agreement, dated as of November 9, 2004, between AudioCodes Ltd. and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Lehman Brothers Inc., as representatives of the initial purchasers of AudioCodes’ 2.00% Senior Convertible Notes due 2024.****

4.21	Amendment No. 2 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of January 1, 2005 *****§§§

4.22	Amendment No. 3 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of February 15, 2005 *****§§§

Exhibit No.	Exhibit

4.23	Amendment No. 5 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of January 1, 2005 *****§§§

4.24	Amendment No. 6 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of April 1, 2005 §§§

4.25	Lease Agreement between AudioCodes Inc. and CA-Gateway Office Limited Partnership, effective as of December, 2004. §§§

4.26	Amendment No. 4 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of April 28, 2005 ***** §§§§

4.27
Agreement and Plan of Merger, dated as of May 16, 2006, among AudioCodes Ltd., AudioCodes, Inc., Green Acquisition Corp., Nuera Communications, Inc. and Robert Wadsworth, as Sellers’ Representative. §§§§

4.28	Building and Tenancy Lease Agreement, dated May 11, 2007, by and between Airport City Ltd. and AudioCodes Ltd. †§§§§§

4.29	Agreement and Plan of Merger, dated as of July 6, 2006, by and among AudioCodes Ltd., AudioCodes, Inc., Violet Acquisition Corp., Netrake Corporation and Will Kohler, as Sellers’ Representative.§§§§§

4.30	Series E Preferred Share Purchase Agreement, dated as of November 13, 2005, by and between CTI Squared Ltd. and AudioCodes Ltd.§§§§§

4.31	Amended and Restated Second Option Agreement, dated as of October 6, 2006, by and among CTI Squared Ltd., AudioCodes Ltd. and each of the other parties thereto.§§§§§

4.32	Amendment No. 7 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd. and Nortel Networks Ltd., dated as of December 15, 2006.§§§§§

4.33	Endorsement and Transfer of Rights Agreement, dated March 29, 2007, by and between Nortel Networks (Sales and Marketing) Ltd. Israel and AudioCodes Ltd. †§§§§§

4.34	Amendment No. 9 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd. and Nortel Networks Ltd., dated as of October 30, 2007. §§§§§§§ *****

4.35	Letter Agreements, dated April 30, 2008 between First International Bank of Israel, as lender, and AudioCodes Ltd., as borrower. †§§§§§§§

4.36	Waiver dated November 24, 2008 to Letter Agreement, dated April 30, 2008, between First International Bank of Israel, as lender, and AudioCodes Ltd., as borrower. †

Exhibit No.	Exhibit

4.37	Amendment dated February 16, 2009 to Letter Agreements, dated April 30, 2008, between First International Bank of Israel, as lender, and AudioCodes Ltd., as borrower. †

4.38	Letter Agreements, dated July 14, 2008, between Bank Mizrahi Tefahot Ltd., as lender, and AudioCodes Ltd., as borrower. †

4.39	Amendment dated November 2, 2008 to Letter Agreement, dated July 14, 2008, between Bank Mizrahi Tefahot Ltd., as lender, and AudioCodes Ltd., as borrower. †

4.40	Amendment dated April 1, 2009 to Letter Agreement, dated July 14, 2008, between Bank Mizrahi Tefahot Ltd., as lender, and AudioCodes Ltd., as borrower. †

4.41	AudioCodes Ltd. 2008 Equity Incentive Plan.

8.1	Subsidiaries of the Registrant. §§§§§§§

12.1	Certification of Shabtai Adlersberg, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Nachum Falek, Vice President and Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

15.2	Consent of Squar, Milner, Peterson, Miranda and Williamson, LLP.

*	Incorporated herein by reference to Registrant’s Registration Statement on Form F-1 (File No. 333-10352).
†	English summary of Hebrew original.
‡	Incorporated herein by reference to Registrant’s Registration Statement on Form S-8 (File No. 333-13268).
§	Incorporated herein by reference to Registrant’s Registration Statement on Form S-8 (File No. 333-144823).
**	Incorporated herein by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2000.
***	Incorporated herein by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2002.

****	Incorporated by reference herein to Registrant’s Registration Statement on Form F-3 (File No. 333-123859).
*****
Confidential treatment has been granted for certain portions of the indicated document. The confidential portions have been omitted and filed separately with the Securities and Exchange Commission as required by Rule 24b-2 promulgated under the Securities Exchange Act of 1934.

§§	Incorporated herein by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2003.
§§§	Incorporated herein by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2004.
§§§§	Incorporated herein by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2005.
§§§§§	Incorporated herein by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2006.
§§§§§§	Incorporated by reference to Registrant’s Registration Statement on Form S-8 (File No. 333-144825).
§§§§§§§	Incorporated by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2007.

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

AUDIOCODES LTD.

	By:	/s/ NACHUM FALEK
Nachum Falek
Vice President Finance and
Chief Financial Officer

Date: June 30, 2009

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

IN U.S. DOLLARS

INDEX

Page

Report of Independent Registered Public Accounting Firm	F-2 - F-3

Consolidated Balance Sheets	F-4 - F-5

Consolidated Statements of Operations	F-6

Statements of Changes in Shareholders' Equity	F-7

Consolidated Statements of Cash Flows	F-8 - F-9

Notes to Consolidated Financial Statements	F-10 - F-43

 - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and Shareholders of

AudioCodes LTD.

We have audited the accompanying consolidated balance sheets of AudioCodes Ltd. ("AudioCodes" or "the Company") and its subsidiaries as of December 31, 2007 and 2008, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of a wholly-owned subsidiary, which statements reflect total revenues of 5% for the period from July 6, 2006 through December 31, 2006. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for this subsidiary, is based solely on the report of the other auditors.

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

In our opinion and the opinion of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2007 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2r to the consolidated financial statements, in 2007 the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109", effective January 1, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company and subsidiaries' internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 28, 2009 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 28, 2009	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

AudioCodes LTD.

We have audited AudioCodes Ltd's ("AudioCodes" or "the Company") internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). AudioCodes' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, AudioCodes maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AudioCodes and its subsidiaries as of December 31, 2007 and 2008 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2008 and our report dated June 28, 2009 expressed an unqualified opinion thereon. We did not audit the financial statements of a wholly-owned subsidiary, which statements reflect total revenues of 5% for the period from July 6, 2006 through December 31, 2006. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for this subsidiary, is based solely on the report of the other auditors.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 28, 2009	A Member of Ernst & Young Global

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2007	2008
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$75,063	$36,779
Short-term bank deposits	18,157	61,870
Short-term marketable securities and accrued interest	17,244	16,481
Trade receivables (net of allowance for doubtful accounts of $ 521 and $ 519 at December 31, 2007 and 2008, respectively)	25,604	29,564
Other receivables and prepaid expenses	6,500	3,373
Deferred tax assets	1,001	972
Inventories	18,736	20,623

Total current assets	162,305	169,662

LONG-TERM ASSETS:
Long-term bank deposits	32,670	-
Investment in companies	1,343	1,245
Deferred tax assets	1,057	1,255
Severance pay funds	9,799	10,297

Total long-term assets	44,869	12,797

PROPERTY AND EQUIPMENT, NET	7,094	6,844

INTANGIBLE ASSETS, DEFERRED CHARGES AND OTHER, NET	19,007	9,084

GOODWILL	111,212	32,095

Total assets	$344,487	$230,482

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2007	2008
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$-	$6,000
Trade payables	8,849	11,661
Other payables and accrued expenses	28,780	24,189
Senior convertible notes	-	71,374

Total current liabilities	37,629	113,224

LONG-TERM LIABILITIES:
Accrued severance pay	11,168	12,174
Senior convertible notes	121,198	-
Long-term banks loans	-	21,750

Total long-term liabilities	132,366	33,924

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 100,000,000 at December 31, 2007 and 2008; Issued: 47,031,691 shares at December 31, 2007 and 47,574,800 shares at December 31, 2008; Outstanding: 43,089,552 shares at December 31, 2007 and 40,182,444 shares at December 31, 2008	133	125
Additional paid-in capital	161,970	167,856
Treasury stock	(11,320)	(25,057)
Accumulated other comprehensive income (loss)	1,047	(912)
Retained earnings (accumulated deficit)	22,662	(58,678)

Total shareholders' equity	174,492	83,334

Total liabilities and shareholders' equity	$344,487	$230,482

The accompanying notes are an integral part of the consolidated financial statements.

June 28, 2009
Date of approval of the financial statements	Nachum Falek Vice President and Chief Financial Officer	Shabtai Adlersberg Chief Executive Officer

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2006	2007	2008

Revenues	$147,353	$158,235	$174,744
Cost of revenues	61,242	69,185	77,455

Gross profit	86,111	89,050	97,289

Operating expenses:
Research and development, net	35,416	40,706	37,833
Selling and marketing	37,664	42,900	44,657
General and administrative	8,766	9,637	9,219
Impairment of goodwill and other intangible assets	-	-	85,015

Total operating expenses	81,846	93,243	176,724

Operating income (loss)	4,265	(4,193)	(79,435)
Financial income, net	3,817	2,670	1,182

Income (loss) before taxes on income	8,082	(1,523)	(78,253)
Taxes on income, net	289	1,265	505
Equity in losses of affiliated companies, net	916	1,097	2,582

Net income (loss)	$6,877	$(3,885)	$(81,340)

Basic and diluted net earnings (loss) per share	$0.16	$(0.09)	$(1.97)

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands
					Accumulated	Retained
		Additional		Deferred	other	earnings	Total	Total
	Share	paid-in	Treasury	stock	comprehensive	(accumulated	comprehensive	shareholders'
	capital	capital	stock	compensation	income	deficit)	income (loss)	equity

Balance as of January 1, 2006	$128	$130,616	$(11,320)	$(72)	$84	$19,670		$139,106

Issuance of shares upon exercise of options and employee stock purchase plan	3	9,178	-	-	-	-		9,181
Stock compensation related to options granted to employees	-	8,707	-	-	-	-		8,707
Excess tax benefit from net operating loss utilization	-	776	-	-	-	-		776
Reclassification of deferred stock compensation due to implementation of SFAS 123R	-	(72)	-	72	-	-		-
Comprehensive income, net:
Unrealized gain on forward contracts, net	-	-	-	-	38	-	$38	38
Net income	-	-	-	-	-	6,877	6,877	6,877
Total comprehensive income, net							$6,915
Balance as of December 31, 2006	131	149,205	(11,320)	-	122	26,547		164,685

Issuance of shares upon exercise of options and employee stock purchase plan	2	4,798	-	-	-	-		4,800
Stock compensation related to options granted to employees	-	7,967	-	-	-	-		7,967
Comprehensive income, net:
Unrealized gains on foreign currency cash flow hedges	-	-	-	-	925	-	$925	925
Net loss	-	-	-	-	-	(3,885)	(3,885)	(3,885)
Total comprehensive loss, net							$(2,960)
Balance as of December 31, 2007	133	161,970	(11,320)	-	1,047	22,662		174,492
Purchase of treasury stock	(10)	-	(13,737)	-	-	-		(13,747)
Issuance of shares upon exercise of options and employee stock purchase plan	2	1,545	-	-	-	-		1,547
Stock compensation related to options granted to employees	-	4,341	-	-	-	-		4,341
Comprehensive income, net:
Unrealized losses on foreign currency cash flow hedges	-	-	-	-	(1,959)	-	$(1,959)	(1,959)
Net loss	-	-	-	-	-	(81,340)	(81,340)	(81,340)
Total comprehensive loss, net							$(83,299)
Balance as of December 31, 2008	125	$167,856	$(25,057)	$-	$(912)	$(58,678)		$83,334

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2006	2007	2008
Cash flows from operating activities:
Net income (loss)	$6,877	$(3,885)	$(81,340)
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	5,543	7,789	7,441
Impairment of goodwill, other intangible assets and investment in affiliate	-	-	86,111
Amortization of marketable securities premiums and accretion of discounts, net	225	39	112
Equity in losses of affiliated companies, net	916	1,097	1,486
Stock-based compensation expenses	8,707	7,967	4,341
Amortization of senior convertible notes discount and deferred charges	199	203	142
Increase in accrued interest on marketable securities, bank deposits and structured notes	(130)	(611)	125
Decrease (increase) in deferred tax assets, net	(1,001)	2,390	(169)
Decrease (increase) in trade receivables, net	(9,751)	5,014	(3,960)
Decrease (increase) in other receivables and prepaid expenses	1,457	(1,412)	450
Increase in inventories	(1,954)	(2,643)	(1,840)
Increase (decrease) in trade payables	(2,671)	1,263	2,728
Increase (decrease) in other payables and accrued expenses	(2,005)	(5,181)	333
Increase in accrued severance pay, net	203	356	451
Other	15	-	-

Net cash provided by operating activities	6,630	12,386	16,411

Cash flows from investing activities:
Investments in affiliated companies	(3,453)	(1,003)	(1,330)
Purchase of property and equipment	(3,067)	(2,629)	(3,158)
Purchase of marketable securities	-	-	(16,795)
Investment in short-term and long-term bank deposits	(20,000)	(29,065)	(100,864)
Proceeds from short-term bank deposits	51,300	28,700	90,142
Proceeds from structured notes called by the issuer	-	10,000	-
Proceeds from redemption of marketable securities upon maturity	9,000	31,600	17,000
Proceeds from sale of held-to-maturity marketable securities	979	-	-
Payment for acquisition of Nuera Communication Inc. (1)	(82,520)	-	-
Payment for acquisition of Netrake Corporation. (2)	(13,836)	-	-
Payment for acquisition of CTI Squared Ltd ("CTI[2]") (3)	-	(4,897)	(5,000)

Net cash provided by (used in) investing activities	(61,597)	32,706	(20,005)

Cash flows from financing activities:
Purchase of treasury stock	-	-	(13,747)
Purchase of senior convertible note	-	-	(50,240)
Proceeds from long-term bank loans	-	-	30,000
Repayment of long-term bank loans	-	-	(2,250)
Proceeds from issuance of shares upon exercise of options and employee stock purchase plan	9,181	4,800	1,547

Net cash provided by (used in) financing activities	9,181	4,800	(34,690)

Increase (decrease) in cash and cash equivalents	(45,786)	49,892	(38,284)
Cash and cash equivalents at the beginning of the year	70,957	25,171	75,063

Cash and cash equivalents at the end of the year	$25,171	$75,063	$36,779

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2006	2007	2008
(1)	Payment for acquisition of Nuera Communication Inc.

	Net fair value of assets acquired and liabilities assumed of Nuera at the date of acquisition (see also Note 1b):
	Working capital, net (excluding cash and cash equivalents)	$(6,728)	$-		$-
	Technology	6,020	-		-
	Backlog	750	-		-
	Customer relationship	8,001	-		-
	Trade name	466	-		-
	Deferred tax liability	(6,176)	-		-
	Existing contracts	204	-		-
	Deferred tax assets	1,201	-		-
	Goodwill	78,782	-		-

		$82,520	$-		$-

(2)	Payment for acquisition of Netrake Corporation.

	Net fair value of assets acquired and liabilities assumed of Netrake at the date of acquisition (see also Note 1c)
	Working capital, net (excluding cash and cash equivalents)	$(2)	$-		$-
	Core technology	5,688	-		-
	Backlog	87	-		-
	Deferred tax liability	(2,310)	-		-
	Goodwill	10,373	-		-

		$13,836	$-		$-

(3)	Payment for acquisition of CTI Squared Ltd.

	Net fair value of assets acquired and liabilities assumed of CTI[2] at the date of acquisition (see also Note 1d):
	Working capital, net (excluding cash and cash equivalents)	$-	$(7,519)		$-
	Technology	-	1,530		-
	Backlog	-	41		-
	Goodwill	-	10,845		-

		$-	$4,897		$-

(4)	Supplemental disclosure of cash flow activities:

	Cash paid during the year for income taxes	$1,237	$403	$	$ 646

	Cash paid during the year for interest	$2,500	$2,500		$2,455

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Business overview:

AudioCodes Ltd. ("the Company") and its subsidiaries (together "the Group") design, develop and market products for voice, data and video over IP networks to service providers and channels (such as distributors), OEMs, network equipment providers and systems integrators.

The Company operates through its wholly-owned subsidiaries in the United States, Europe, Asia, Latin America and Israel.

During 2008, the Group faced an adverse change in its business as a result of the current economic and credit crisis. As a result, the Company concluded that an impairment test for the Company's goodwill and intangible assets was required based on the annual impairment test conducted during the fourth quarter of 2008.

As a result, in the fourth quarter of 2008, the Company recorded a non-cash impairment charge with respect to goodwill and intangible assets as follows:

Goodwill – $ 79,117 (see also Note 2m).
Intangible assets – $ 5,898 (see also Note 2m).

b.	Acquisition of Nuera Communications Inc. (renamed: AudioCodes California Inc.):

On July 6, 2006, the Group acquired all of the outstanding common stock of Nuera Communications Inc, a provider of Voice over Internet Protocol ("VoIP") infrastructure solutions for broadband and long distance with a client base in North America, as well as in Asia and Europe.

The Group paid $ 82,520 in cash at the closing of the transaction including acquisition costs in the amount of $ 2,376.

Nuera Communications Inc. became a wholly-owned subsidiary of AudioCodes Inc. and, accordingly, its results of operations have been included in the consolidated financial statements of the Group since the acquisition date.

This acquisition was accounted for under the purchase method of accounting in accordance with Statement of Financial Accounting Standard ("SFAS") No. 141 "Business Combinations"("SFAS No. 141").

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

Based upon an independent valuation of tangible and intangible assets acquired, the Group allocated the total acquisition cost of Nuera Communication Inc.'s assets and liabilities as follows:

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

Goodwill includes, but is not limited to, the synergistic value and potential competitive benefits that could be realized by the Company from the acquisition. Goodwill is not deductible for tax purposes. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", goodwill arising from this acquisition is not amortized (see Note 2m with respect to the impairment recorded relating to goodwill).

The value assigned to tangible assets, intangible assets and liabilities has been determined as follows:

Current assets and liabilities were recorded at their carrying amounts. The carrying amounts of current assets and liabilities were reasonable proxies for their fair value due to their short-term maturity. Property and equipment are presented at current replacement cost. The fair value of intangible assets was determined using the income approach.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

c.	Acquisition of Netrake Corporation. (renamed: AudioCodes Texas Inc.):

On August 14, 2006, the Group acquired all of the outstanding common stock of Netrake Corporation, a provider of session border controller ("SBC") and security gateway solutions. SBC'S enable connectivity, policies and security for real-time applications such as VoIP and video when traversing IP to IP networks. Security gateways enable secure real-time session across wifi, broadband and wireless networks in field mobile convergence ("FMC") deployments.

The Group paid $ 13,836 in cash at the closing of the transaction including acquisition costs in the amount of $ 649.

Netrake Corporation became a wholly-owned subsidiary of AudioCodes Inc. and, accordingly, its results of operations have been included in the consolidated financial statements of the Group since the acquisition date.

This acquisition was accounted for under the purchase method of accounting in accordance with SFAS No. 141.

Based upon an independent valuation of tangible and intangible assets acquired, the Group has allocated the total acquisition cost of Netrake Corporation's assets and liabilities, as follows:

August 14, 2006

Trade receivables	$554
Inventories	1,646
Other receivables and prepaid expenses	311

2,511
Property and equipment	528

Total tangible assets acquired	3,039

Technology (ten years useful life)	5,688
Backlog (two years useful life)	87
Goodwill	10,373

Total intangible assets acquired	16,148

Total tangible and intangible assets acquired	19,187

Trade payables	(1,127)
Deferred tax liability	(2,310)
Other current liabilities and accrued expenses	(1,914)

Total liabilities assumed	(5,351)

Net assets acquired	$13,836

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

Goodwill includes, but is not limited to, the synergistic value and potential competitive benefits that could be realized by the Company from the acquisition. Goodwill is not deductible for tax purposes. In accordance with SFAS No. 142, goodwill arising from this acquisition is not amortized (see Note 2m with respect to the impairment recorded relating to goodwill).

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

On April 1, 2007, the Group acquired the remaining outstanding common stock of CTI Squared Ltd ("CTI2"), a leading provider of enhanced messaging and communications platforms deployed globally by service providers and enterprises. CTI2's platforms integrate data and voice messaging services over internet, intranet, PSTN, cellular, cable and enterprise networks. Prior to this acquisition, the Group had an investment in CTI2 in the amount of $ 1,565.

In consideration for the acquisition, the Group paid $ 4,897 in cash at the closing of the transaction in April 2007 and was committed to pay an additional $ 5,000 by April, 2008. In February 2008, the Group paid the additional amount of $ 5,000.

CTI2 became a wholly-owned subsidiary of the Company and, accordingly, its results of operations have been included in the consolidated financial statements of the Group since the acquisition date.

This acquisition was accounted for under the purchase method of accounting in accordance with SFAS No. 141.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

Based upon an independent valuation of tangible and intangible assets acquired, the Group has allocated the total acquisition cost of CTI2's assets and liabilities as follows:

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

Goodwill includes, but is not limited to, the synergistic value and potential competitive benefits that could be realized by the Company from the acquisition. Goodwill is not deductible for tax purposes. In accordance with SFAS No. 142, goodwill arising from this acquisition is not amortized (see Note 2m with respect to the impairment recorded relating to goodwill).

The value assigned to tangible assets and liabilities has been determined as follows:

Current assets and liabilities are recorded at their carrying amounts. The carrying amounts of current assets and liabilities were reasonable proxies for their fair value due to their short-term maturity. Property and equipment are presented at current replacement cost. The fair value of intangible assets was determined using the income approach.

e.	Acquisition of Natural Speech Communication Ltd.:

Through December 31, 2008, the Group had invested an aggregate of $ 6,765 in Natural Speech Communication Ltd. ("NSC"), a privately-held company engaged in speech recognition. As of December 1, 2008, the Company began consolidating the financial results of NSC into AudioCodes' financial results since we became the primary beneficiary in accordance with FASB Interpretation No. 46 (Revised), or FASB Interpretation ("FIN") 46R, "Consolidation of Variable Interest Entities - An Interpretation of ARB No. 51".
As of December 31, 2008, the Group owned 56.6% of the outstanding share capital of NSC.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

This acquisition was accounted for under the consolidation method of accounting in accordance with "FIN" 46R.
December 1, 2008

Other receivables and prepaid expenses	$152
Inventory	47
Property and equipment	194

Total tangible assets acquired	393

Trade payables	(84)
Other current liabilities and accrued expenses	(305)
Accrued severance pay, net	(57)
Minority interest	(228)

Total liabilities assumed	(674)

Net assets acquired	$(281)

Based upon an independent valuation of tangible and intangible assets acquired, the reported amount of NSC (plus the fair value of any consideration paid) was less than the fair value of the net assets of the NSC (that is, "negative goodwill" exists). Therefore, the excess fair value was allocated and reported as a pro-rata adjustment of all of the newly consolidated assets.

The following unaudited pro forma information does not purport to represent what the Group's results of operations would have been had the acquisition of NSC been consummated on January 1, 2007, nor does it purport to represent the results of operations of the Group for any future period.

	Year ended December 31,
	2007	2008

Revenues	$159,358	$175,489

Net loss	$(5,621)	$(83,604)

Basic and diluted net loss per share	$(0.13)	$(2.03)

f.
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

g.
In January 2009, the Group's largest customer announced that it would seek creditor protection for itself and some of its subsidiaries. The loss of the this customer, a significant reduction of the amount of products purchased by this customer or the Group's inability to obtain a satisfactory replacement of this customer in a timely manner may have a significant impact on the Group's revenues and the results of operations. As of December 31, 2006, 2007 and 2008, this customer accounted for 15%, 17% and 14%, respectively, of the Group's revenues.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company's management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

A majority of the group's revenues is generated in U.S dollars. In addition, most of the group's costs are denominated and determined in U.S. dollars and in New Israeli Shekels. The Company's management believes that the U.S dollar is the currency in the primary economic environment in which the group operates. Thus, the functional and reporting currency of the group is the U.S dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation". All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible into cash with original maturities of three months or less, at the date acquired.

e.	Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The deposits are mainly in U.S. dollars and bear interest at an average rate of 4.57% and 4.00% for 2007 and 2008, respectively. Short-term deposits are presented at their cost, including accrued interest. (See also Notes 11)

f.	Marketable securities:

The Company accounts for investments in debt securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities".

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Marketable debt securities are classified as held-to-maturity since the Company has the intent and ability to hold the securities to maturity and, accordingly, debt securities are stated at amortized cost.

For the years ended December 31, 2007 and 2008, all securities covered by SFAS No. 115 were designated by the Company's management as held-to-maturity.

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

FASB Staff Position ("FSP") No. 115-1 and 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investment" ("FSP 115-1") and Sec Staff Accounting Bulletin Topic 5M "Other Than Temporary Impairment Of Certain Investments In Debt And Equity Securities" provides guidance for determining when an investment is considered impaired, whether impairment is other-than temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment's cost and its fair value.

For the year ended December 31, 2006, 2007 and 2008, no other than temporary impairment losses have been identified.

g.	Inventories:

Inventories are stated at the lower of cost or market value. Cost is determined as follows:

Raw materials - using the "moving average" method.
Finished products - using the "moving average" method with the addition of direct manufacturing costs.

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

Bank deposits with maturities of more than one year are included in long-term investments and presented at their cost including accrued interest. The deposits are in U.S. dollars and bear interest at an average rate of 5.10% for 2007. Long-term deposits are presented at their cost. Accrued interest is included in other receivables and prepaid expenses.

As of December 31, 2008, the Group does not hold any long-term bank deposits.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Investment in companies:

The Company accounts for investments in companies in which it has the ability to exercise significant influence over the operating and financial policies using the equity method of accounting in accordance with the requirements of Accounting Principle Board ("APB") No. 18, "The Equity Method of Accounting for Investments in Common Stock". If the Company does not have the ability to exercise significant influence over operating and financial policies of a company, the investment is stated at cost.

Investment in companies represents investments in ordinary shares, preferred shares and convertible loans. The Company applies Emerging Issues Tasks Force Issue ("EITF" No. 99-10, "Percentage Used to Determine the Amount of Equity Method Losses". Accordingly, losses of such companies are recognized based on the ownership level of the particular security held by the Company.

The Company's investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable in accordance with APB No. 18. As of December 31, 2007, no impairment losses had been identified. During 2008, based on management's most recent analyses, the Company recognized an impairment loss of $ 1,096 relating to its investment in NSC.

j.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:
%

Computers and peripheral equipment	33
Office furniture and equipment	6 - 20 (mainly 15%)
Leasehold improvements	Over the shorter of the term of the lease or the life of the asset

k.	Deferred charges:

Cost incurred in respect of issuance of senior convertible notes are deferred and amortized using the effective interest method and classified as a component of interest expense, over the period from issuance to maturity, which is 20 years, in accordance with APB No. 21 "Interest on Receivables and Payables".

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Impairment of long-lived assets:

The Group's long-lived assets are reviewed for impairment in accordance with SFAS No. 144, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The loss is allocated to the long-lived assets of the Group on a pro rata basis using the relative carrying amounts of those assets, except that the loss allocated to an individual long-lived asset of the Group shall not reduce the carrying amount of that asset below its fair value whenever that fair value is determinable As of December 31, 2006, 2007 and 2008, no impairment losses have been identified for property and equipment since the fair value of those assets was higher than its carrying amounts.

Intangible assets are comprised of acquired technology, customer relations, trade names, existing contracts for maintenance and backlog. All intangible assets are amortized using the straight-line method over their estimated useful life.

During 2006 and 2007, no impairment charges were identified. During 2008, the Company recorded an impairment charge for intangible assets in the amount of $ 5,898.

m.	Goodwill and other intangible assets:

Goodwill and certain other purchased intangible assets have been recorded in the Company's financial statements as a result of acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired under SFAS No. 142, "Goodwill and Other Intangible Assets". Goodwill is not amortized, but rather is subject to an annual impairment test. SFAS No. 142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment at the reporting unit level by comparing the fair value of the reporting unit with its carrying value. The Company performs an annual impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. The Group operates in one operating segment, and this segment comprises its only reporting unit. In 2008, fair value was determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the methodologies include estimates of future cash-flows, future short-term and long-term growth rates, weighted average cost of capital and market multiples for the reporting unit. In 2006 and 2007, fair value was determined based on the market approach. Intangible assets that are not considered to have an indefinite useful life are amortized using the straight-line basis over their estimated useful lives, which range from one to ten years. Recoverability of these assets is measured by a comparison of the carrying amount of the asset to the undiscounted future cash flows expected to be generated by the assets. If the assets are considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired assets.

During 2006 and 2007, no impairment charges were identified. During 2008, an impairment charge to goodwill in the amount of $ 79,117 was recorded. (See Notes 1 and 7).

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Revenue recognition:

The Group generates its revenues primarily from the sale of products through a direct sales force and sales representatives. The Group's products are delivered to its customers, which include original equipment manufacturers, network equipment providers, systems integrators and distributors in the telecommunications and networking industries, all of whom are considered end-users.

Revenues from products are recognized in accordance with Staff Accounting Bulleting ("SAB") No. 104, "Revenue Recognition in Financial Statements", when the following criteria are met: persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable. The Group has no remaining obligation to customers after the date on which products are delivered other than pursuant to warranty obligations and right of return.

The Group grants to certain customers a right of return or the ability to exchange a specific percentage of the total price paid for products they have purchased over a limited period for other products. The Group maintains a provision for product returns and exchanges based on its experience with historical sales returns, analysis of credit memo data and other known factors, in accordance with SFAS No. 48, "Revenue Recognition When Right of Return Exists". The provision was deducted from revenues and amounted to $ 636, $ 559 and $ 754, as of December 31, 2006, 2007 and 2008, respectively.

Revenues from the sale of products which were not yet determined to be final sales due to market acceptance were deferred and included in deferred revenues. In cases where collectability is not probable, revenues are deferred and recognized upon collection.

o.	Warranty costs:

The Group generally provides a warranty period of 12 months at no extra charge. The Group estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Group's warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Group periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary. A tabular reconciliation of the changes in the Group's aggregate product warranty liability was not provided due to immateriality.

p.	Research and development costs:

Research and development costs, net of government grants received, are charged to the statement of operations as incurred.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Income taxes:

The Group accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and for carryforward losses. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized under SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognition, interest and penalties, and disclosure. On January 1, 2007, the Company adopted FIN 48. The initial application of FIN 48 to the Company's tax positions did not have a material effect on the Company's shareholders' equity. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in tax expenses.

r.	Comprehensive income (loss)

The Company accounts for comprehensive income (loss) in accordance with SFAS No. 130, "Reporting Comprehensive Income". This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of comprehensive income (loss) relates to gains and losses on hedging derivatives instruments.

s.	Concentrations of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities, trade receivables and foreign currency derivative contracts.

The majority of the Group's cash and cash equivalents and bank deposits are invested in U.S. dollar instruments with major banks in Israel and the United States. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group's investments are in corporations with high credit standing. Accordingly, management believes that minimal credit risk exists with respect to these financial investments.

Marketable securities include investments in debentures of U.S corporations. Marketable securities consist of highly liquid debt instruments of corporations with high credit standing. Management believes that the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these marketable debt securities.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As a result of the recent turmoil in the capital markets, the Group tightened its control and monitoring over its marketable securities portfolio in order to minimize potential risks stemming from the capital markets environment. Such measures included, among others: the Group's investment policy approved by the Investment Committee that limits the amount the Group may invest in any one type of investment or issuer, thereby reducing credit risk concentrations, and the grade of the security.

The trade receivables of the Group are derived from sales to customers located primarily in the Americas, the Far East, Israel and Europe. However, under certain circumstances, the Group may require letters of credit, other collateral, additional guarantees or advance payments. Regarding certain credit balances, the Group is covered by foreign trade risk insurance. The Group performs ongoing credit evaluations of its customers and establishes an allowance for doubtful accounts based upon a specific review.

Allowance for doubtful accounts amounted to $ 521 and $ 519 as of December 31, 2007 and 2008, respectively. The Group charges off receivables when they are deemed uncollectible. Actual collection experience may not meet expectations and may result in increased bad debt expense.

Total bad debt expenses (income) during 2006, 2007 and 2008 amounted to $ 45, ($ 73) and $ 207, respectively.

t.	Senior convertible notes:

The Company presents the outstanding principal amount of its senior convertible notes as a long-term liability, in accordance with APB No. 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants". The debt is classified as a long-term liability until the date of conversion on which it would be reclassified to equity, or within one year of the first contractual redemption date, on which it would be reclassified as a short-term liability. Accrued interest on the senior convertible notes is included in "other payables and accrued expenses".

The Initial Purchasers discount is recorded as a discount to the debt and amortized according to the interest method over the term of the senior convertible notes in accordance with EITF No. 00-27, "Application of Issue No. 98-5 to Certain Convertible Industries", which is 20 years.
Please refer also to Note 2 aa and Note 10.

u.	Basic and diluted net earnings per share:

Basic net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year, plus potential dilutive ordinary shares considered outstanding during the year, in accordance with SFAS No. 128, "Earnings Per Share".

Senior convertible notes and certain outstanding stock options and warrants have been excluded from the calculation of the diluted net earnings per ordinary share since such securities are anti-dilutive for all years presented. The total weighted average number of shares related to the senior convertible notes and outstanding options and warrants that have been excluded from the calculations of diluted net income per share was 9,924,624, 11,765,438 and 12,156,728 for the years ended December 31, 2006, 2007 and 2008, respectively.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Equity-based compensation expenses:

The Company accounts for stock-based compensation in accordance with SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)"). SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of operations.

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

The Group applies SFAS No. 123 and EITF No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services", with respect to options and warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date.

The Company estimates the fair value of stock options granted under SFAS No. 123(R) using the Black-Scholes option-pricing model that uses the weighted-average assumptions noted in the following table.

The Company used its historical volatility in accordance with SFAS No. 123(R). The computation of volatility uses historical volatility derived from the Company's exchange traded shares. In 2008, the expected term of options granted is estimated based on historical experience and represents the period of time that options granted are expected to be outstanding. In 2006 and 2007, the expected term was determined based on the simplified method in accordance with SAB 107. The risk free interest rate assumption is the implied yield currently available on United States treasury zero-coupon issues with a remaining term equal to the expected life of the Company's options. The dividend yield assumption is based on the Company's historical experience and expectation of no future dividend payouts and may be subject to substantial change in the future. The Company has historically not paid cash dividends and has no foreseeable plans to pay cash dividends in the future.

The weighted-average estimated fair value of employee stock options granted during the years ended December 31, 2006, 2007 and 2008, was $ 5.81, $ 3.23 and $ 1.89 per share, respectively, using the Black-Scholes option pricing formula. Fair values were estimated using the following weighted-average assumptions (annualized percentages):

	Year ended December 31,
	2006	2007	2008

Dividend yield	0%	0%	0%
Expected volatility	61.9%	54.7%	52.0%
Risk-free interest	4.6%	4.6%	2.6%
Expected life	4.8 years	4.8 years	4.8 years
Forfeiture rate	5.1%	7.0%	11.0%

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's equity-based compensation expenses for the years ended December 31, 2006, 2007 and 2008 totaled $ 8,707, $ 7,967 and $ 4,341, respectively.

The total equity-based compensation expense relating to all of the Company's equity-based awards recognized for the twelve months ended December 31, 2006, 2007 and 2008 was included in items of the consolidated statements of income as follows:

	Year ended December 31,
	2006	2007	2008

Cost of revenues	$620	$613	$318
Research and development, net	3,053	3,011	1,467
Selling and marketing expenses	3,628	3,476	2,026
General and administrative expenses	1,407	867	530

Total equity-based compensation expenses	$8,707	$7,967	$4,341

w.	Treasury stock:

The Company has repurchased its ordinary shares from time to time in the open market and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders' equity.

x.	Severance pay:

The liability for severance pay for Israeli employees is calculated pursuant to Israel's Severance Pay Law, based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date for all employees in Israel. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Group's liability for all of its Israeli employees is fully provided for by monthly deposits with severance pay funds, insurance policies and by an accrual. The value of these deposits is recorded as an asset in the Company's balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements.

Severance pay expenses for the years ended December 31, 2006, 2007 and 2008, amounted to approximately $ 1,766, $ 2,409 and $ 2,701, respectively.

y.	Employee benefit plan

During 2007, the Group merged its separate 401(k) defined contribution plans into one plan covering employees in the U.S. All eligible employees may elect to contribute a portion of their annual compensation to the plan through salary deferrals, subject to the IRS limit of $ 15.5 during 2008 ($ 20.5 including catch-up contributions for participants age 50 or over). The Group matches employee contributions to the plan up to a limit of 3.75% of their eligible compensation, subject to IRS limits. In 2006, 2007 and 2008, the Group matched contributions in the amount of $ 271, $ 361 and $ 380, respectively.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z.	Advertising expenses:

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2006, 2007 and 2008, amounted to $ 402, $ 350 and $ 407, respectively.

aa.	Fair value of financial instruments:

The estimated fair value of financial instruments has been determined by the Group using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange.

The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables and trade payables approximate their fair value due to the short-term maturity of such instruments.

The carrying amount of senior convertible notes does not approximate its fair value which amounts to $ 67,618 based on quoted market values.

The fair value of foreign currency contracts (used for hedging purposes) is estimated by obtaining current quotes from banks.

Effective January 1, 2008, the Group adopted SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157") and, effective October 10, 2008, adopted FASB Staff Position ("FSP") No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP 157-3"), except as it applies to the nonfinancial assets and liabilities subject to FSP No. 157-2 "Effective Date of FASB Statement No. 157" ("FSP 157-2"). SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS No. 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 — Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value (see also Note 3 and Note 8).

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ab.	Derivative instruments:

Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value.

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

Cash flow hedging strategy - To hedge against the risk of overall changes in cash flows resulting from forecasted foreign currency, rent and salary payments during the year, the Company hedges portions of its forecasted expenses denominated in NIS with currency forwards and options. These option contracts are designated as cash flow hedges, as defined by SFAS No. 133 and Derivative Implementation Group No. G20, "Cash Flow Hedges: Assessing and Measuring the Effectiveness of a Purchased option Used in a Cash Flow Hedge" ("DIG 20") and are all effective.

During 2008, the Company recorded accumulated other comprehensive loss in the amount of $ 912 from its currency forward and option transactions with respect to payroll and rent expenses expected to be incurred during 2008. Such amount will be recorded into earnings during 2009.

ac.	Reclassification:

Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation.

ad.	Impact of recently issued accounting standards:

In February 2008, the FASB issued FSP No. FAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13", and FSP No. FAS 157-2, "Effective Date of FASB Statement No. 157". Collectively, the Staff Positions defer the effective date of Statement 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value on a recurring basis at least annually, and amend the scope of Statement 157. As described in Note 10, the Company adopted Statement 157 and the related FASB staff positions except for those items specifically deferred under FSP No. FAS 157-2.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141R"). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquire and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. The impact of SFAS 141R on the Company's consolidated results of operations and financial condition will depend on the nature and size of acquisitions, if any, subsequent to the effective date.

In December 2007, the FASB issued SFAS No. 160, "Non controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51" (SFAS No. 160). SFAS No. 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent's equity; the amount of consolidated net income attributable to the parent and to the non controlling interest be clearly identified and presented on the face of the consolidated statement of operations; and changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.

The impact of SFAS No. 160 on the Company's consolidated results of operations and financial condition will depend on the nature and size of transactions if any, subsequent to the effective date as well as reclassification of past minority rights into equity. The Company does not expect that the adoption of SFAS No. 160 will have an material impact on its consolidated financial statements.

In November 2008, the FASB ratified Emerging Issues Task Force Issue No. 08-7, "Accounting for Defensive Intangible Assets" ("EITF 08-7"). EITF 08-7 clarifies the accounting for certain separately identifiable intangible assets which an acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. EITF 08-7 requires an acquirer in a business combination to account for a defensive intangible asset as a separate unit of accounting which should be amortized to expense over the period the asset diminishes in value. EITF 08-7 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The guidance is applicable to intangible assets acquired after the effective date. The impact of FSP FAS 142-3 on the Company's consolidated results of operations and financial condition will depend on the amount of intangibles acquired, if any, subsequent to the effective date.

In April 2008, the FASB issued FASB Staff Position ("FSP") FAS 142-3, "Determination of the Useful Life of Intangible Assets". FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets". FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. The guidance is applicable to intangible assets acquired after the effective date. The impact of FSP FAS 142-3 on the Company's consolidated results of operations and financial condition will depend on the amount of intangibles acquired, if any, subsequent to the effective date.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Effective December 31, 2008, the Company adopted FSP APB 14-1. "Accounting for Convertible debt Instruments that may be settled in cash upon conversion". FSP APB 14-1 specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Effective January 1, 2009 the Company adopted APB 14-1. As a result of the Company's preliminary assumptions the unaudited effect of APB 14-1on the Company's consolidated statements of operations in 2009 will be an increase in interest expense, net of tax income of between $ 3 million and $ 3.3 million.

In June 2008, the FASB issued EITF No. 07-5, "Determining whether an Instrument (or Embedded Feature) is indexed to an Entity's Own Stock" ("EITF 07-5"). EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early application is not permitted. Paragraph 11(a) of SFAS No. 133 specifies that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to the company's own stock and (b) classified in shareholders' equity in the statement of financial position would not be considered a derivative financial instrument. EITF 07-5 provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer's own stock and thus able to qualify for the SFAS 133 paragraph 11(a) scope exception. The Company believes adopting this statement will have no impact on its consolidated financial statements.

In April 2009, the FASB issued FSP, No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, or the FSP. The FSP is intended to provide greater clarity to investors about the credit and noncredit component of an other-than-temporary impairment event and to more effectively communicate when an other-than-temporary impairment event has occurred. The FSP applies to fixed maturity securities only and requires separate display of losses related to credit deterioration and losses related to other market factors. When an entity does not intend to sell the security and it is more likely than not that an entity will not have to sell the security before recovery of its cost basis, it must recognize the credit component of an other-than-temporary impairment in earnings and the remaining portion in other comprehensive income. upon adoption of the FSP, an entity will be required to record a cumulative-effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income. The FSP will be effective for us for the quarter ending June 30, 2009. The Company is currently evaluating the impact of adopting the FSP.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	MARKETABLE SECURITIES AND ACCRUED INTEREST

    The following is a summary of held to maturity marketable securities.

	December 31,
	2007			2008
		Net			Net
	Amortized	unrealized	Fair	Amortized	unrealized	Fair
	cost	losses	Value	cost	losses	Value
Corporate debentures:
Maturing within one year	12,985	$21	$12,964	$16,253	$1	$16,252

	12,985	21	12,964	16,253	1	16,252
U.S. government and agencies debts:
Maturing within one year	4,000	-	4,000	-	-	-

	4,000	-	4,000	-	-	-

Accrued interest	259	-	259	228	-	228

	$17,244	$21	$17,223	$16,481	$1	$16,480

The unrealized losses on the Company's investments in all types of securities are due to interest rate increases. The contractual cash flows of these investments were issued by highly rated corporations. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company's investment. Since the Company has the ability and intent to hold these investments until a recovery of fair value, which may be until maturity, the Company does not consider these investments to be other-than-temporarily impaired as of December 31, 2007 and 2008.

NOTE 4:-	INVENTORIES
	December 31,
	2007	2008

Raw materials	$9,879	$9,346
Finished products	8,857	11,277

	$18,736	$20,623

In the years ended December 31, 2006, 2007 and 2008, the Group wrote-off inventory in a total amount of $ 1,900, $ 700 and $ 1,200, respectively.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	INVESTMENT IN COMPANIES

a.
In July 2005, the Company signed a share purchase agreement with an unrelated privately-held company and certain of its shareholders to acquire 19.5% of its ordinary shares for a total purchase price in the amount of $ 707. Until December 31, 2008, the Company extended convertible loans in the aggregate amount of $303 to this company. The loans bear interest at the rate of 9% per annum and are convertible into shares. The loans are payable during 2009. As of December 31, 2008, the Company owned 20.2% of the company's outstanding share capital.

	December 31,
	2007	2008

Net equity as of purchase date	$(106)	$(106)
Unamortized goodwill	1,085	1,400
Accumulated net loss	(71)	(49)

Total investment	$908	$1,245

b.
In December 2006, the Company extended a convertible loan in the amount of $ 1,000 to another unrelated privately-held company. The loan bears interest at LIBOR+2% per annum and was due and payable in December 2007. In December, 2007, the Company requested repayment of loan. During 2008, the Company received $ 870 in cash and shares of another unrelated privately-held company. The remaining balance of the loan in the amount of $ 130 was written off.

NOTE 6:-	PROPERTY AND EQUIPMENT

	December 31,
	2007	2008
Cost:
Computers and peripheral equipment	$16,073	$18,645
Office furniture and equipment	8,515	9,466
Leasehold improvements	1,731	2,437

	26,319	30,548
Accumulated depreciation:
Computers and peripheral equipment	12,848	15,507
Office furniture and equipment	5,733	7,154
Leasehold improvements	644	1,043

	19,225	23,704

Depreciated cost	$7,094	$6,844

Depreciation expenses amounted to $ 2,920, $ 3,392 and $ 3,602 for the years ended December 31, 2006, 2007 and 2008, respectively.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	INTANGIBLE ASSETS, DEFERRED CHARGES AND OTHER

		Useful life	December 31,
		(years)	2007	2008
a.	Cost:
	Acquired technology	5 - 10	$17,512	$17,512
	Customer relationship	9	8,001	8,001
	Trade name	3	466	466
	Existing contracts for maintenance	3	204	204
	Backlog	1 - 2	878	878
	Deferred charges	20	478	478
	Other		200	200

			27,739	27,739
	Accumulated amortization:
	Acquired technology		6,146	8,847
	Customer relationship		1,333	2,222
	Trade name		234	389
	Existing contracts for maintenance		102	170
	Backlog		852	878
	Deferred charges		65	251

			8,732	12,757
	Impairment:
	Acquired technology		-	1,995
	Customer relationship		-	3,829
	Trade name		-	51
	Existing contracts for maintenance		-	23

			-	5,898

	Amortized cost		$19,007	$9,084

NOTE 7:-	INTANGIBLE ASSETS, DEFERRED CHARGES AND OTHER (Cont.)

b.	Amortization expenses amounted to $ 2,623, $ 4,397 and $ 3,839 for the years ended December 31, 2006, 2007 and 2008, respectively.

c.	Amortization expenses related to deferred charges amounted to $ 20, $ 20 and $ 19 for the years ended December 31, 2006, 2007 and 2008, respectively.

d.	Expected amortization expenses for the years ended December 31:

2009	$3,281
2010	$1,642
2011	$846
2012	$846
2013	$655
2014 and thereafter	$1,814

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	FAIR VALUE MEASUREMENTS

In accordance with SFAS No. 157, the Company measures its foreign currency derivative contracts at fair value. Foreign currency derivative contracts are classified within Level 2 value hierarchy, as the valuation inputs are based on quoted prices and market observable data of similar instruments.

As of December 31, 2008, the fair value of foreign currency derivative liability, measured on a recurring, basis, was $ 854.

NOTE 9:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2007	2008

Employees and payroll accruals	$8,047	$7,537
Royalties provision	1,786	1,066
Government authorities	420	184
Accrued expenses	15,506	11,570
Deferred revenues	1,594	3,695
Others	1,427	137

	$28,780	$24,189

NOTE 10:-	SENIOR CONVERTIBLE NOTES

In November 2004, the Company issued an aggregate of $ 125,000 (including the exercise of the option as described below) principal amount of its 2% Senior Convertible Notes due November 9, 2024 ("the Notes"). The Company is obligated to pay interest on the Notes semi-annually on May 9 and November 9 of each year.

The Notes are convertible, at the option of the holders at any time before the maturity date, into ordinary shares of the Company at a conversion rate of 53.4474 ordinary shares per $ 1 principal amount of Notes, representing a conversion price of approximately $ 18.71 per share. The Notes are subject to redemption at any time on or after November 9, 2009, in whole or in part, at the option of the Company, at a redemption price of 100% of the principal amount plus accrued and unpaid interest. The Notes are subject to repurchase, at the holders' option, on November 9, 2009, November 9, 2014 or November 9, 2019, at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any, on such repurchase date. As of December 31, 2008, the Notes are presented as a short-term liability since the Company believes that the holders will choose to redeem the Notes on November 9, 2009.

The Notes also contain a provision for a "make-whole" premium to be paid by the Company to holders of the Notes in the event of certain changes in control that could occur prior to November 9, 2009. The premium is payable in the form of cash, the Company's Ordinary shares, or the same form of consideration used to pay for the shares of the Company's Ordinary shares in connection with the transaction constituting the change in control. The premium declines over time and is based upon the price of the Company's ordinary shares as of the effective date of the change in control. As of December 31, 2007 and 2008 the Company did not record a separate derivative in the financial statements since the value of that derivative was 0.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SENIOR CONVERTIBLE NOTES (Cont.)

During 2008, the Company repurchased $ 51,500 in principal amount of its 2% Senior Convertible Notes for a total cost, including accrued interest, of $ 50,200. As a result of the repurchase, the Company recorded a gain in the amount of $ 50 in its statements of operations.

NOTE 11:-	LONG-TERM BANK LOANS

In April and July 2008, the Company entered into loan agreements with banks in Israel that provided for loans in the amount of $ 30,000. The loans bear interest at LIBOR plus 1.5% with respect to $ 23,000 of the loans and LIBOR plus 0.65% with respect to the remaining principal amount of $ 7,000 of the loans. The principal amount borrowed is repayable in 20 equal quarterly payments through July 2013. The banks have a lien of the Company's assets and the Company is required to maintain $ 7,000 of compensating balances with the banks and is disclosed as part of short term bank deposits. The agreement requires the Company, among other things, to maintain shareholders' equity at specified levels and to achieve certain levels of operating income. The agreement also restricts the Company from paying dividends. As of December 31, 2008, the Company was in compliance with its covenants to the banks.

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Group's facilities are rented under several lease agreements in Israel and the U.S. for periods ending in 2021.

Future minimum rental commitments under non-cancelable operating leases for the years ended December 31, are as follows:

2009	$5,085
2010	4,521
2011	2,607
2012	2,459
2013	2,479
2014 and thereafter	15,181

$32,332

Rent expenses for the years ended December 31, 2006, 2007 and 2008, were approximately $ 3,087, $ 4,471 and $ 6,432, respectively.

b.	Other commitments:

The Company is obligated under certain agreements with its suppliers to purchase goods and under an agreement with its manufacturing subcontractor to purchase excess inventory. Non- cancelable obligations as of December 31, 2008, were approximately $ 2,300,

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Royalty commitment to the Office of the Chief Scientist of Israel ("OCS"):

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

As of December 31, 2008, the Company has a contingent obligation to pay royalties in the amount of approximately $ 4,865.

d.	Royalty commitments to third parties:

In previous years, the Group has entered into technology licensing fee agreements with third parties. Under the agreements, the Group agreed to pay the third parties royalties until 2008, based on 0.75%-0.9% of the Group's total consolidated revenues.

e.	Legal proceedings:

As of December 31, 2008, there are no material pending legal proceedings in which any member of the Group is a party.

NOTE 13:-	SHAREHOLDERS' EQUITY

a.	Treasury stock:

Through January 2001, the Company had a share repurchase program pursuant to which the Company was authorized to purchase up to an aggregate amount of 4,000,000 of its outstanding ordinary shares. The Company purchased 3,942,139 of its outstanding ordinary shares, at a weighted average price per share of $ 2.87, under that program.

In January 2008, the Company's Board of Directors approved a new share repurchase program pursuant to which the Company was authorized to purchase up to an aggregate amount of 4,000,000 of its outstanding ordinary shares. During 2008, the Company purchased an additional 3,450,217 of its outstanding ordinary shares under the new share repurchase plan, at a weighted average price per share of $ 3.98.

b.	Warrants issued to consultants:

During 2001, the Company issued warrants to consultants to purchase 50,000 if its Ordinary shares at an exercise price of $ 18.82 per share, expiring seven years from the date of grant.

During 2008, 10,000 warrants were granted to consultants at an exercise price of $ 4.82 per share. The Company recorded compensation expenses in accordance with EITF No. 96-18. The amount recorded is immaterial. As of December 31, 2008, 10,000 warrants to consultants are outstanding and exercisable at an exercise price of $ 4.82 per share.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

c.	Employee Stock Purchase Plan:

In May 2001, the Company's Board of Directors adopted the Employee Stock Purchase Plan ("the Purchase Plan"), and, in July 2007, amended the Purchase Plan. As amended, the Purchase Plan provides for the issuance of a maximum of 6,500,000 ordinary shares. As of December 31, 2008, 4,004,683 shares are still available for future issuance under the Purchase Plan. Eligible employees can have up to 15% of their wages, up to certain maximums, used to purchase ordinary shares. The Purchase Plan is implemented with purchases every six months occurring on January 31 and July 31 of each year. The price of the ordinary shares purchased under the Purchase Plan is equal to 85% of the lower of the fair market value of the ordinary shares on the commencement date of each offering period or on the semi-annual purchase date. The Purchase Plan is considered a compensatory plan. Therefore the Company recorded compensation expense in accordance with SFAS 123R with respect to purchases under the Purchase Plan.

During the years ended December 31, 2006, 2007 and 2008, 323,303, 649,853 and 319,453 shares, respectively, were issued under the Purchase Plan for aggregate consideration of $ 2,665, $ 3,619 and $ 1,214, respectively.

d.	Employee Stock Option Plans:

Under the Company's 1997 and 1999 Stock Option Plans, options to purchase ordinary shares may be granted to officers, directors, employees and consultants of the Group. As of December 31, 2008, both plans had expired and no options are available for future grants under these plans.

During 2008, the board of directors approved the 2008 Equity Incentive Plan that is effective starting January 2009. The total number of shares authorized for grant under this Plan is 2,009,122.

Stock options granted under the abovementioned plans are exercisable at the fair market value of the ordinary shares at the date of grant and usually expire seven or ten years from the date of grant. The options generally vest over four years from the date of grant. Any options that are forfeited or cancelled before expiration become available for future grants.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

The following is a summary of the Group's stock option activity and related information for the year ended December 31, 2008:

	Year ended December 31, 2008
	Amount of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year	7,387,260	$7.85
Changes during the year:
Granted	269,750	$3.97
Exercised	223,550	$1.54
Forfeited	845,823	$9.28
Expired	241,100	$4.39

Options outstanding at end of year	6,346,537	$7.81	3.1	$67

Vested and expected to vest	5,648,418	$7.81	3.1	$60

Options exercisable at end of year	4,621,027	$7.88	2.4	$67

The total intrinsic value of stock options exercised during 2008 was $ 124.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2006, 2007 and 2008 was $ 5.81, $ 3.23 and $ 1.80, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fiscal year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on the last trading day of the fiscal year. This amount changes based on the fair market value of the Company's shares.

Total intrinsic value of options exercised for the twelve months ended December 31, 2006, 2007 and 2008 was $ 4,790, $ 613 and $ 124, respectively. As of December 31, 2008, there was $ 2,908 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 0.9 years.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	SHAREHOLDERS' EQUITY (Cont.)

The options outstanding as of December 31, 2008, have been separated into ranges of exercise prices, as follows:

Range of exercise price	Options outstanding as of December 31, 2008	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2008	Weighted average exercise price of exercisable options
		(Years)

$1.1	103,800	1.51	$1.10	103,800	$1.10
$1.73-2.51	453,318	1.61	$2.24	400,318	$2.29
$2.67-4	398,084	1.96	$3.25	343,334	$3.18
$4.1-6.49	1,601,525	4.20	$5.19	808,240	$4.85
$6.51-9.24	810,410	2.29	$7.55	709,910	$7.66
$9.32-14.76	2,949,400	3.28	$10.93	2,225,425	$10.99
$15.94	30,000	2.99	$15.94	30,000	$15.94

	6,346,537		$7.81	4,621,027	$7.88

e.
During 2008, the Company decided on an exceptional and ex-gratia basis to extend the validity of certain options granted to employees by a period of 2 years and re-priced the exercise price to certain employees.

The Company accounted for these changes as modifications in accordance with SFAS 123R. The Company calculated the incremental value of these modifications and recorded compensation cost in a total amount of $ 402.

f.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to pay cash dividends in the foreseeable future. (See also Note 14a.)

NOTE 14:-	TAXES ON INCOME

a.	Israeli taxation:

1.	Measurement of taxable income:

The Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Accordingly, results for tax purposes are measured in terms of earnings in dollars.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTE 14:-	TAXES ON INCOME (Cont.)

2.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Investment Law"):

The Company's production facilities have been granted the status of an "Approved Enterprise" in accordance with the Investment Law under four separate investment programs. According to the provisions of such Israeli Investment Law, the Company has been granted the "Alternative Benefit Plan", under which the main benefits are tax exemptions and reduced tax rates.

Therefore, the Company's income derived from the Approved Enterprise will be entitled to a tax exemption for a period of two to four years and to an additional period of five to eight years of reduced tax rates of 10% - 25% (based on the percentage of foreign ownership). The duration of tax benefits of reduced tax rates is subject to a limitation of the earlier of 12 years from commencement of production, or 14 years from the approval date. The Company utilized tax benefits from the first program in 1998 and is no longer eligible for benefits in 2007. Tax benefits from the remaining programs are scheduled to gradually expire through 2013.

As of December 31, 2008, retained earnings included approximately $ 540 in tax-exempt income earned by the Company's "Approved Enterprise". The Company's Board of Directors has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's "Approved Enterprise".

Tax-exempt income attributable to the "Approved Enterprise" cannot be distributed to shareholders without subjecting the Company to taxes except upon complete liquidation of the Company. If such retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (currently between 10% - 25%) and an income tax liability of approximately up to $135 would be incurred by the Company.

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above Investment Law, regulations published thereunder and the certificate of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2008, management believes that the Company is in compliance with all of the aforementioned conditions.

Income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the regular tax rate prevailing at that time.

On April 1, 2005, an amendment to the Investment Law came into effect ("the Amendment") that significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise including a provision generally requiring that at least 25% of the Privileged Enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	TAXES ON INCOME (Cont.)

However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Investment Law as they were on the date of such approval. Therefore, the Company's existing "Approved Enterprises" will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the Investment Law, as amended, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record a deferred tax liability with respect to such tax-exempt income. As of December 31, 2007, there was no taxable income attributable to the Privileged Enterprise.

3.	Net operating loss carryforward:

As of December 31, 2008, the Company has accumulated losses for tax purposes in the amount of approximately $ 70,000, which can be carried forward and offset against taxable income in the future for an indefinite period. As of December 31, 2008, the Company recorded a deferred tax asset of $ 1,447 relating to the available net carry forward tax losses.

4.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

The Company currently qualifies as an "Industrial Company" under the above law and as such is entitled to certain tax benefits, including accelerated depreciation and the deduction of public offering expenses in three equal annual payments.

5.	Tax rates:

Under an amendment to the Israeli Income Tax Ordinance enacted on July 25, 2005, a gradual decrease in the corporate tax rate in Israel will be in effect as follows: in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%.

b.	Income (loss) before taxes on income comprised as follows:

	Year ended December 31,
	2006	2007	2008

Domestic	$6,683	$3,131	$1,639
Foreign	1,399	(4,654)	(79,892)

	$8,082	$(1,523)	$(78,253)

c.	Taxes on income are comprised as follows:

	Year ended December 31,
	2006	2007	2008

Current taxes	$1,290	$(1,125)	$674
Deferred taxes	(1,001)	2,390	(169)

	$289	$1,265	$505

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	TAXES ON INCOME (Cont.)

	Year ended December 31,
	2006	2007	2008

Domestic	$846	$(1,575)	$(1,365)
Foreign	(557)	2,840	1,870

	$289	$1,265	$505

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group's deferred tax liabilities and assets are as follows:

	December 31,
	2007	2008
Deferred tax assets:
Net operating loss carry forward	$58,513	$61,093
Reserves and allowances	5,823	2,351

Deferred tax assets before valuation allowance	64,336	63,444
Valuation allowance	(62,278)	(61,217)

Deferred tax asset	$2,058	$2,227

Domestic:
Short term deferred tax assets	$-	$652
Long term deferred tax asset	-	795

	$-	$1,447

Foreign:
Short term deferred tax assets	$1,001	$320
Long term deferred tax asset	1,057	460

	$2,058	$780

The Company's U.S. subsidiaries have estimated total available carry forward tax losses of approximately $ 84,000 to offset against future taxable income that expire between 2015 and 2024. As of December 31, 2008, the Company recorded a deferred tax asset of $ 780 relating to the available net carry forward tax losses.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	TAXES ON INCOME (Cont.)

e.	Reconciliation of the theoretical tax expenses:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the actual tax expense as reported in the statement of operations is as follows:

	Year ended December 31,
	2006	2007	2008
Income (loss) before taxes, as reported in the consolidated statements of operations	$8,082	$(1,523)	$(78,253)

Statutory tax rate	31%	29%	27%

Theoretical tax expenses (benefits) on the above amount at the Israeli statutory tax rate	2,505	(442)	(21,128)
Income tax at rate other than the Israeli statutory tax rate (1)	(4,672)	655	139
Non-deductible expenses including equity based compensation expenses	4,008	2,432	970
Non-deductible expenses which results from Impairment of goodwill, other intangible assets and investment in affiliate	-	-	23,250
Deferred taxes on losses for which a valuation allowance was provided	(261)	3,333	75
Utilization of operation losses carry forward	(1,232)	(3,355)	(3,231)
Taxes in respect to prior years	(66)	(1,588)	87
State and Federal taxes	425	689	177
Inter-company charges	(299)	(430)	57
Other individually immaterial income tax item	(119)	(29)	109

Actual tax expense	$289	$1,265	$505

(1) Per share amounts (basic) of the tax benefit resulting from the exemption	$0.11	$0.02	$0.01
Per share amounts (diluted) of the tax benefit resulting from the exemption	$0.11	$0.02	$0.01

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	TAXES ON INCOME (Cont.)

f.
The Company adopted the provisions of FIN 48 on January 1, 2007. Prior to 2007, the Company used the provisions of SFAS 5 to determine tax contingencies. As of January 1, 2007, there was no difference in the Company's tax contingencies under the provisions of FIN 48. As a result, there was no effect on the Company's shareholders equity upon the Company's adoption of FIN 48.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Gross unrecognized tax benefits as of January 1, 2008	$288

Increase in tax position for current year	23

Gross unrecognized tax benefits as of December 31, 2008	$311

The Company recognizes interest and penalties related to unrecognized tax benefits in tax expenses. The liability for unrecognized tax benefits included accrued interest and penalties of $ 130 and $ 153 at December 31, 2007 and 2008, respectively

NOTE 15:-	BASIC AND DILUTED NET INCOME (LOSS) PER SHARE

	Year ended December 31,
	2006		2007		2008
Numerator:

Net income (loss) available to shareholders of Ordinary shares	$6,877		$(3,885)		$(81,340)

Denominator:

Denominator for basic earnings per share - weighted average number of Ordinary shares, net of treasury stock	41,716,626		42,699,307		41,200,523
Effect of dilutive securities:
Employee stock options and ESPP	1,972,767		*	) -	*	) -
Senior convertible notes	*	) -	*	) -	*	) -
Denominator for diluted net earnings per share - adjusted weighted average number of shares	$43,689,393		$42,699,307		$41,200,523

*)         Antidilutive.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	FINANCIAL INCOME, NET

	Year ended December 31,
	2006	2007	2008

Financial expenses:
Interest	$(2,961)	$(2,582)	$(2,357)
Amortization of marketable securities premiums and accretion of discounts, net	(224)	(40)	(110)
Others	(240)	(617)	(131)

	(3,425)	(3,239)	(2,598)
Financial income:
Interest and others	7,242	5,909	3,780

	$3,817	$2,670	$1,182

NOTE 17:-	GEOGRAPHIC INFORMATION

a.	Summary information about geographic areas:

The Group manages its business on a basis of one reportable segment (see Note 1 for a brief description of the Group's business). The data is presented in accordance with SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information". Revenues in the table below are attributed to geographical areas based on the location of the end customers.

The following presents total revenues for the years ended December 31, 2006, 2007 and 2008 and long-lived assets as of December 31, 2006, 2007 and 2008.

	2006		2007		2008
	Total	Long- lived	Total	Long- lived	Total	Long- lived
	revenues	assets	revenues	assets	revenues	assets

Israel	$12,411	$11,463	$10,604	$23,261	$13,597	$21,599
Americas	83,352	127,079	89,614	113,894	91,640	26,250
Europe	32,704	6	40,305	105	40,854	118
Far East	18,886	5	17,712	53	28,653	56

	$147,353	$138,553	$158,235	$137,313	$174,744	$48,023

b.	Product lines:

Total revenues from external customers divided on the basis of the Company's product lines are as follows:

	Year ended December 31,
	2006	2007	2008

Technology	$70,013	$56,426	$58,484
Networking	77,340	101,809	116,260

	$147,353	$158,235	$174,744

See also Note 1g.

- - - - - - - - - - - - - - - - - - - - - - - -

EXHIBIT INDEX

Exhibit No.	Exhibit

4.36	Waiver dated November 24, 2008 to Letter Agreement, dated April 30, 2008, between First International Bank of Israel, as lender, and AudioCodes Ltd., as borrower. †

4.37	Amendment dated February 16, 2009 to Letter Agreements, dated April 30, 2008, between First International Bank of Israel, as lender, and AudioCodes Ltd., as borrower. †

4.38	Letter Agreements, dated July 14, 2008, between Bank Mizrahi Tefahot Ltd., as lender, and AudioCodes Ltd., as borrower. †

4.39	Amendment dated November 2, 2008 to Letter Agreement, dated July 14, 2008, between Bank Mizrahi Tefahot Ltd., as lender, and AudioCodes Ltd., as borrower. †

4.40	Amendment dated April 1, 2009 to Letter Agreement, dated July 14, 2008, between Bank Mizrahi Tefahot Ltd., as lender, and AudioCodes Ltd., as borrower. †

4.41	AudioCodes Ltd. 2008 Equity Incentive Plan.

12.1	Certification of Shabtai Adlersberg, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Nachum Falek, Vice President and Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Kost Forer and Gabbay & Kasierer, a member of Ernst & Young Global.

15.2	Consent of Squar, Milner, Peterson, Miranda and Williamson, LLP.

†	English summary of Hebrew original.