Form 20-F
period 2009-12-31
AUDIOCODES LTD
filed 2010-06-29
CIK 1086434

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

Shabtai Adlersberg, Chairman and CEO, Tel: 972-3-976-4105, Fax: 972-3-9764040, 1 Hayarden Street, Airport City, Lod 70151 Israel
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

As of December 31, 2009, the Registrant had outstanding 40,269,194 Ordinary Shares, nominal value NIS 0.01 per share.

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

 ☐ Item 17         ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
Yes  ☐  No  ☒

PRELIMINARY NOTE

This Annual Report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act, or the Exchange Act.  These forward-looking statements can generally be identified as such because the context of the statement will include words such as “may,” “will,” “intends,” “plans,” “believes,” “anticipates,” “expects,” “estimates,” “predicts,” “potential,” “continue,” or “opportunity,” the negative of these words or words of similar import.  Similarly, statements that describe our business outlook or future economic performance, anticipated revenues, expenses or other financial items, introductions and advancements in development of products, and plans and objectives related thereto, and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are also forward-looking statements.  Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under Item 3.D, “Key Information – Risk Factors” of this Annual Report.

Our actual results of operations and execution of our business strategy could differ materially from those expressed in, or implied by, the forward-looking statements.  In addition, past financial and/or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends.  We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition.  In evaluating our forward-looking statements, you should specifically consider the risks and uncertainties set forth under Item 3.D, “Key Information – Risk Factors” of this Annual Report.

PART I

Unless the context otherwise requires, “AudioCodes,” “us,” “we” and “our” refer to AudioCodes Ltd. and its subsidiaries.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.           SELECTED FINANCIAL DATA

The selected financial data, set forth in the table below, have been derived from our audited historical financial statements for each of the years from 2005 through 2009. The selected consolidated statement of operations data for the years ended December 31, 2007, 2008 and 2009, and the selected consolidated balance sheet data as of December 31, 2008 and 2009, have been derived from our audited consolidated financial statements set forth elsewhere in this Annual Report. The selected consolidated statement of operations data for the years ended December 31, 2005 and 2006, and the selected consolidated balance sheet data as of December 31, 2005, 2006 and 2007, have been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report. The selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to these consolidated financial statements.

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(In thousands, except per share data)
Statement of Operations Data:
Revenues	$115,827	$147,353	$158,235	$174,744	$125,894
Cost of revenues	46,993	61,242	69,185	77,455	56,194
Gross profit	68,834	86,111	89,050	97,289	69,700
Operating expense:
Research and development, net	24,415	35,416	40,706	37,833	29,952
Selling and marketing	25,944	37,664	42,900	44,657	32,111
General and administrative	6,004	8,766	9,637	9,219	7,821
Impairment of goodwill and intangible assets	-	-	-	85,015	-
Total operating expenses	56,363	81,846	93,243	176,724	69,884
Operating income (loss)	12,471	4,265	(4,193)	(79,435)	(184)
Financial expenses, net (*)	1,769	700	2,167	3,268	2,744
Income (loss) before taxes on income (tax benefit)	10,702	3,565	(6,360)	(82,703)	(2,928)
Taxes on income, net	799	289	1,265	505	290
Equity in losses of affiliated companies	693	916	1,097	2,582	76
Net income (loss)	$9,210	$2,360	$(8,722)	$(85,790)	$(3,294)
Net loss attributable to a non-controlling interest	-	-	-	-	$472
Net income (loss) attributable to AudioCodes	$9,210	$2,360	$(8,722)	$(85,790)	$(2,822)
Basic net earnings (loss) per share (*)	$0.23	$0.06	$(0.20)	$(2.08)	$(0.07)
Diluted net earnings (loss) per share (*)	$0.21	$0.05	$(0.20)	$(2.08)	$(0.07)
Weighted average number of ordinary shares used in computing basic net earnings (loss) per share	40,296	41,717	42,699	41,201	40,208
Weighted average number of ordinary shares used in computing diluted net earnings per share	43,086	43,689	42,699	41,201	40,208

(*) Amounts adjusted due to implementation of ASC 470-20 (formerly FSP APB 14-1).

	December 31,
	2005	2006	2007	2008	2009
Balance Sheet Data:
Cash and cash equivalents	$70,957	$25,171	$75,063	$36,779	$38,969
Short-term bank deposits, structured notes, marketable securities and accrued interest	71,792	58,080	35,309	78,351	13,902
Working capital (*)	150,798	97,454	124,676	57,370	54,357
Long-term bank deposits, structured notes and marketable securities	77,572	50,377	32,670	-	-
Total assets (*)	292,149	336,912	344,267	230,304	147,533
Bank loans	-	-	-	27,750	21,750
Senior convertible notes (*)	105,323	109,949	114,893	70,670	403
AudioCodes shareholders’ equity(*)	154,545	175,607	180,577	83,860	84,129
Non-controlling interest(*)	-	-	-	228	(244)
Total equity (*)	154,545	175,607	180,577	84,088	83,885
Capital stock	130,744	149,336	162,103	167,981	170,062

(*) Amounts adjusted due to implementation of ASC 470.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

Risks Related to Our Business and Industry

We reported losses in 2007, 2008 and 2009. We may experience additional losses in the future.

We reported a net loss of $8.7 million in 2007, $85.8 million in 2008 and $2.8 million in 2009. The loss in 2008 included a non-cash impairment charge of $86.1 million taken in the fourth quarter of 2008 with respect to goodwill, intangible assets and investment in an affiliate. The majority of our expenses are directly and indirectly related to the number of people we employ.  We may increase our expenses based on projections of revenue growth. If at any given time we do not meet our expectations for growth in revenues our expenses incurred in anticipation of projected revenues may cause us to incur a loss. We may not be able to anticipate a loss in advance and adjust our variable costs accordingly. We will need to increase revenues and reduce expenses in order to return to profitability.

We have depended, and expect to continue to depend, on a small number of large customers. Our largest customer, Nortel Networks, filed for bankruptcy protection in January 2009. Nortel has sold a number of its business units and is continuing to sell business units and liquidate assets in the bankruptcy proceeding. The loss of Nortel or one of our other large customers or the reduction in purchases by a significant customer or failure of such customer to pay for the products it purchases from us could have a material adverse effect on our revenues.

Historically, a substantial portion of our revenue has been derived from large purchases by a small number of original equipment manufacturers, or OEMs, and network equipment providers, or NEPs, systems integrators and distributors. For example, our top three customers accounted for approximately 26.1% of our revenues in 2007 20.9% of our revenues in 2008 and 25.7% of our revenues in 2009. Based on our experience, we expect that our customer base may change from period to period. If we lose a large customer and fail to add new customers, or if purchases made by such customers are significantly reduced, there could be a material adverse effect on our results of operations.

Sales to Nortel Networks, our largest customer, accounted for 15.6% of our revenues in 2009 compared to 14.4% of our revenues in 2008 and 17.0% of our revenues in 2007 ..  Nortel filed for bankruptcy protection in January 2009. As a result of this bankruptcy filing, $1.7 million of sales to Nortel in the fourth quarter of 2008 were recorded as unpaid deferred revenues which also reduced trade receivables on our balance sheet. During 2009, Nortel returned to us products with a sales price of $706,000, which reduced our unpaid deferred revenues by this amount. Nortel has sold a number of its business units and is continuing to sell business units and liquidate assets in the bankruptcy proceeding. Some of the business units sold by Nortel were customers of ours. We cannot be sure if Nortel or business units sold by Nortel that were customers of ours will continue to purchase products from us or, if Nortel sells additional business units that deal with us, any purchaser of those business units will continue to do business with us. Any significant reduction in sales to Nortel and those business units sold by Nortel that were customers of ours, or the inability to collect a significant portion of amounts owed to us by Nortel, could have a material adverse effect on our results of operations.

Recent and future economic conditions, including turmoil in the financial and credit markets, may adversely affect our business.

The general economic downturn, including disruptions in the world credit and equity markets, has had and continues to have a significant negative impact on business around the world.  The impact of the current economic environment on the technology industry and our major customers has been significant.  Conditions may continue to be depressed or may be subject to further deterioration which could lead to a further reduction in consumer and customer spending overall, which could have an adverse impact on sales of our products.  A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their orders of our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity.  A significant adverse change in a customer’s financial and/or credit position could also require us to assume greater credit risk relating to that customer’s receivables or could limit our ability to collect receivables related to previous purchases by that customer.  As a result, our reserves for doubtful accounts and write-offs of accounts receivable may increase.

We may need additional financing to operate or grow our business. We may not be able to raise additional financing for our capital needs on favorable terms, or at all, which could limit our ability to grow and to continue our longer term expansion plans.

We may need additional financing to operate our business or continue our longer term expansion plans. To the extent that we cannot fund our activities and acquisitions through our existing cash resources and any cash we generate from operations, we may need to raise equity or debt funds through additional public or private financings. In November 2009, we were required to use $73.1 million to repurchase almost all of our outstanding senior convertible notes in accordance with the terms of the notes. We borrowed $30 million in 2008 that is repayable in 20 equal quarterly payments of $1.5 million from August, 2008 through July 2013. We will need to pay these installments and could also be required to repay all or portion of these bank loans if we do not comply with covenants in our loan agreements with respect to maintaining shareholders' equity at specified levels or achieving certain levels of operating income.  We cannot be certain that we will be able to obtain additional financing on commercially reasonable terms, or at all. This could inhibit our growth, increase our financing costs or cause us severe financial difficulties.

We are party to an agreement for the construction and long-term lease of a new building in Israel. We do not currently need all of the space that will be contained in this building. If we are unable to sublease the property under reasonable commercial terms, we may incur increased operating expenses which could adversely affect our results of operations.

In May, 2007, we entered into an agreement with respect to property adjacent to our headquarters in Israel, pursuant to which a building of approximately 145,000 square feet is being erected and will be leased to us for a period of eleven years. This new building was substantially completed on a structural level in May 2010. The landlord claims that we should have taken delivery of the building at that time and started paying rent. We have disagreed with the landlord’s interpretation of the relevant agreement. This dispute may be referred to arbitration. We cannot predict the outcome of any arbitration proceeding or the effect on us if we were to lose an arbitration proceeding. We estimate the annual lease payments (including management fees) to be in the range of $2.0 million to $3.2 million, depending on the amount expended on improvements made to the building.

At the time we entered into the agreement in 2007, the leased property was intended to serve our expanding needs. However, in view of current economic conditions and our reduction in personnel undertaken since 2008, we do not need to occupy the entire building and may seek to sublease all or a portion of the new building to third parties. If we are unable to enter into a sublease or enter into a sublease for an amount that is less than our obligations under the lease, we may incur significant additional operating expenses which could adversely affect our results of operations.

We are dependent on the development of the VoIP market to increase our sales.

We are dependent on the development of the Voice over Internet Protocol, or VoIP, market to increase our sales. Most existing networks are still not based on Voice over Packet technology which we use in our products designed for the VoIP market. We cannot be sure that the delivery of telephone and other communications services over packet networks will expand or that there will be a need to interconnect to other networks utilizing the type of technology contained in our products. For example, the need for our media gateway products depends on the need to interconnect VoIP networks with traditional non-packet based networks. Our session border control products depend on growth in the need to interconnect Voice over Packet networks with each other. The adaptation process of connecting packet networks and telephone networks can be time consuming and costly. Sales of our VoIP products will depend on the development of packet networks and the commercialization of VoIP services.  If this market develops more slowly than we expect, we may not be able to sell our products in a significant enough volume to be profitable.

We may expand our business through acquisitions that could result in diversion of resources and extra expenses. This could disrupt our business and affect our results of operations.

Part of our strategy is to pursue acquisitions of, or investments in, businesses and technologies or to establish joint ventures to expand our business. For example, in April 2003, we purchased a product group from Nortel Networks and in May 2004 we purchased Ai-Logix Inc., now known as AudioCodes Inc.  In 2005, we invested in two Israeli-based companies, MailVision Ltd. and CTI Squared Ltd., and continued investing in Natural Speech Communication Ltd.  We have recognized losses from our equity investment in Natural Speech Communication in our results of operations in each of the past three years. In December 2008, we began consolidating the financial results of Natural Speech Communication in our financial results and in May 2010 we acquired the remaining shares of Natural Speech Communications that were not previously owned by us. In July 2006, we acquired Nuera Communications, Inc. (which merged into AudioCodes Inc.), in August 2006, we acquired Netrake Corporation (which merged into AudioCodes Inc.), and in April 2007, we completed our acquisition of CTI Squared Ltd.

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

In addition, acquisitions could result in:

•	substantial cash expenditures;
•	potentially dilutive issuances of equity securities;
•	the incurrence of debt and contingent liabilities;
•	a decrease in our profit margins;
•	amortization of intangibles and potential impairment of goodwill and intangible assets, such as occurred during 2008;
•	reduction of management attention to other parts of the business;
•	failure to invest in different areas or alternative investments;
•	failure to generate expected financial results or reach business goals; and
•	increased expenditures on human resources and related costs.

If acquisitions disrupt our sales or marketing efforts or operations, our business may suffer.

We recorded significant charges for the impairment of goodwill and intangible assets during the fourth quarter of 2008 which caused us to report a net loss for 2008.  If our goodwill and other intangible assets become further impaired, we may be required to record additional charges to earnings.

We recorded aggregate charges of $86.1 million in the fourth quarter of 2008 for impairment charges with respect to goodwill and intangible assets related to our acquisitions and an investment in an affiliated company. As a result, we reported a net loss for 2008. As of December 31, 2009, we had goodwill and other intangible assets in an aggregate amount of $38.9 million, or approximately 26.4% of our total assets and 46.5% of our shareholders’ equity. Under accounting principles generally accepted in the United States, we review our goodwill and other intangible assets for impairment annually during the fourth quarter of each fiscal year and when events or changes in circumstances indicate the carrying value may not be recoverable.  The carrying value of our goodwill and other intangible assets may not be recoverable due to factors such as a decline in our stock price and market capitalization, reduced estimates of future cash flows and profitability and slower growth rates in our industry.  Our impairment charges in 2008 were primarily the result of a decrease in our market capitalization.  Estimates of future cash flows and profitability are based on an updated long-term financial outlook of our operations. However, actual performance in the near-term or long-term could be materially different from these forecasts, which could impact future estimates.  A further significant decline in our market capitalization or deterioration in our projected results could result in additional impairment of goodwill and/or intangible assets.  We may be required in the future to record a significant charge to earnings in our financial statements during a period in which an impairment of our goodwill is determined to exist, as happened in 2008, which would negatively impact our results of operations and could negatively impact our stock price.

If new products we recently introduced or expect to introduce in the future fail to generate the level of demand we anticipated, we will realize a lower than expected return from our investment in research and development with respect to those products, and our results of operations may suffer.

Our success is dependent, in part, on the willingness of our customers to transition or migrate to new products, such as our expanded offering of Mediant and IPmedia products, our session border controller products, the multi service business gateways (MSBGs), our software application products or expected future products. We are involved in a continuous process of evaluating changing market demands and customer requirements in order to develop and introduce new products, features and applications to meet changing demands and requirements. We need to be able to interpret market trends and the advancement of technology in order to successfully develop and introduce new products, features and applications. If potential customers defer transition or migration to new products, our return on our investment in research and development with respect to products recently introduced or expected to be introduced in the near future will be lower than we originally anticipated and our results of our operations may suffer.

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

Generally, we sell to original equipment manufacturers, or OEMs, network equipment providers or system integrator customers, as well as to distributors.  As a result, we have less information with respect to the actual requirements of end-users and their utilization of equipment. We also have less influence over the choice of equipment by these end-users.

We typically sell to OEM customers, network equipment providers, and system integrators, as well as to distributors. Our customers usually purchase equipment from several suppliers and may be trying to fulfill one of their customers’ specific technical specifications. We rely heavily on our customers for sales of our products and to inform us about market trends and the needs of their customers. We cannot be certain that this information is accurate. If the information we receive is not accurate, we may be manufacturing products that do not have a customer or fail to manufacture products that end-users want. Because we are selling products to OEMs, system integrators and distributors rather than directly to end-users, we have less control over the ultimate selection of products by end-users.

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

Our principal competitors in the area of analog media gateways (2 to 24 ports) for access and enterprise are Linksys (a division of Cisco Systems, Inc.), Mediatrix Telecom, Inc., Vega Stream Limited, Samsung, Innovaphone AG, Net.com/Quintum Technologies, Tainet Communication System Corp., Welltech, Ascii Corp., D-Link Systems, Inc., Multitech Inc., Inomedia, OKI and LG. In the area of low density digital gateway and multi-service business gateways we face competition from companies such as Cisco, Adtran, Oneaccess, and more specifically in the enterprise class Session Border Controller technology with ACME Packet (Convergence), SIPera, Ingate and Edwater. In addition we face competition in low, mid and high density gateways from companies such as Nortel, Alcatel-Lucent, Nokia-Siemens, Huawei, Ericsson, UTstarcom, ZTE and from Cisco Systems, Inc., Veraz Networks, Sonus Networks, General Bandwidth, Dialogic/Cantat Technologies and Commatch (Telrad), some of which are also customers of our products and technology.

Our principal competitors in the media server market segment are Dialogic/Cantata Technology, NMS Communications, Convedia/Radisys, Movius (IP Unity Glenayre), Cognitronics and Aculab.  In addition, we face competition in software-based and hardware-based media servers from internal development at companies such as Hewlett-Packard, Comverse-NetCentrex, Nortel, Alcatel - Lucent, Nokia – Siemens and Ericsson.

Our principal competitors in the sale of signal processing chips are Texas Instruments, Broadcom, Infineon, Centillium, Surf and Mindspeed. Several large manufacturers of generic signal processors, such as Motorola, Agere Systems, which merged with LSI Corporation in April 2007, and Intel have begun, or are expected to begin, marketing competing processors. Our principal competitors in the communications board market are Dialogic/NMS Communications,  Cantata, Aculab, PIKA Technologies, Inc., Intel and Motorola.

Our principal competitors in the area of IP Phones are comprised of “best-of-breed” IP phone vendors and end-to-end IP telephony vendors. “Best of breed” IP phone vendors sell standard-based SIP phones that can be integrated into any standards-based IP-PBX or hosted IP telephony system. These competitors include Polycom, Mediatrix and SNOM.  End-to-end IP telephony vendors sell IP phones that only work in their proprietary systems and include IP telephony vendors such as Cisco, Avaya/Nortel, Alcatel-Lucent, Siemens and Asstra.

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

In the future, we may also develop and introduce other products with new or additional telecommunications capabilities or services. As a result, we may compete directly with VoIP companies and other telecommunications and solution infrastructure providers, some of which may be our customers. Additional competitors may include companies that currently provide communication software products and services. The ability of some of our competitors to bundle other enhanced services or complete solutions with VoIP products could give these competitors an advantage over us.

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

We also sell our products directly to telecommunications carriers, service providers or other end-users.  We have traditionally relied on third party distributors and OEMs to test and/or sell our products and to inform us about the requirements of end-users. We have limited experience selling our products directly to end-user customers. Telecommunications carriers and other service providers have great bargaining power in negotiating contracts.  Generally, contracts with end-users tend to be more complex and impose more obligations on us than contracts with third party distributors. We may be unable to meet the requirements of these contracts.  If we are unable to meet the conditions of a contract with an end-user customer, we may be subject to liquidated damages or liabilities that could result in a material adverse effect on our results of operations.

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

In addition, we have recently engaged three original design manufacturers, or ODMs, based in Asia to design and manufacture some of our products. Any problems that occur and persist in connection with the delivery, quality, cost of the assembly or testing of our products, as well as the termination of our commercial relationship with an ODM or the discontinuance of the manufacturing of the respective products could have a material adverse effect on our business, financial condition and results of operations.

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

Texas Instruments is also one of our major competitors in providing signal processing solutions. An unexpected termination of the supply of the chips provided by Texas Instruments or Motorola or disruption in their timely delivery would require us to make a large investment in capital and personnel to shift to using signal processors manufactured by other companies and may cause a delay in introducing replacement products. Customers may not accept an alternative product design. Supporting old products or redesigning products may make it more difficult for us to support our products.

We utilize other sole source suppliers upon whom we depend without having long-term supply agreements.

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

Our customers expect us to maintain an inventory of products available for purchase off the shelf subsequent to the initial sales cycle for these products.  This may require us to incur the costs of manufacturing inventory without having a purchase order for the products.  The VoIP industry is subject to rapid technological change and volatile customer demands, which result in a short product commercial life before a product becomes obsolete.  If we are unable to sell products that are produced to hold in inventory, we may incur write-offs as a result of slow moving items, technological obsolescence, excess inventories, discontinued products and products with market prices lower than cost. Write-offs could adversely affect our operating results and financial condition. We wrote off inventory in a total amount of $973,000 in 2007, $2.4 million in 2008 and $3.4 million in 2009.

The right of our customers to return products and their right to exchange products may affect our ability to recognize revenues which could adversely affect the results of our operations.

Some of our customers expect us to permit them to return some or all of the products they purchase from us. If we contractually agree to allow a customer to return products, the customer may be entitled to a refund for the returned products or to receive a credit for the purchase of replacement products.  If we agree to this type of contractual obligations, it could affect our ability to recognize revenues. In addition, if we are not able to resell any products that are returned and we would have to write off this inventory.  This could adversely affect our results of operations.

Our products generally have long sales cycles and implementation periods, which increase our costs in obtaining orders and reduce the predictability of our revenues.

Our products are technologically complex and are typically intended for use in applications that may be critical to the business of our customers. Prospective customers generally must make a significant commitment of resources to test and evaluate our products and to integrate them into larger systems. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new communications equipment. The sales cycles of our products to new customers are approximately six to twelve months after a design win, depending on the type of customer and complexity of the product. This time period may be further extended because of internal testing, field trials and requests for the addition or customization of features. This delays the time until we realize revenue and results in significant investment of resources in attempting to make sales.

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

The enactment of any additional regulation or taxation of communications over the Internet in the United States or elsewhere in the world could have a material adverse effect on our customers’ (and their customers’) businesses and could therefore adversely affect sales of our products. We do not know what effect, if any, possible legislation or regulatory actions in the United States or elsewhere in the world may have on private telecommunication networks, the provision of VoIP services and purchases of our products.

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

We are subject to regulations that require us to use components based on environmentally friendly materials. We may be subject to various regulations relating to management and disposal of waste with respect to electronic equipment. Compliance with these regulations may increase our costs. Failure to comply with these regulations could materially adversely affect our results of operations.

We are subject to telecommunications industry regulations requiring the use of environmentally-friendly materials in telecommunications equipment.  For example, pursuant to a European Community directive, telecom equipment suppliers were required to stop using specified materials that are not “environmentally friendly” by July 1, 2006. In addition, telecom equipment suppliers that take advantage of an exemption with respect to the use of lead in solders are required by this directive to eliminate the lead in solders from their products by the time set forth by the European Community regulations.  Some of our customers may also require products that meet higher standards than those required by the directive, such as complete removal of additional harmful substances from our products. We will be dependent on our suppliers for components and sub-system modules, such as semiconductors and purchased assemblies and goods, to comply with these requirements.  This may harm our ability to sell our products in regions or to customers that may adopt such directives.

Compliance with these directives, especially with respect to the requirement that products eliminate lead solders, requires us to undertake significant expenses with respect to the re-design of our products.  In addition, we may be required to pay higher prices for components that comply with this directive. We may not be able to pass these higher component costs on to our customers. We cannot at this point estimate the expense that will be required to redesign our products in order to include “environmentally friendly” components. We cannot be sure that we will be able to timely comply with these regulations, that we will be able to comply on a cost-effective basis or that a sufficient supply of compliant components will be available to us. Compliance with these regulations could increase our product design costs.  New designs may also require qualification testing with both customers and government certification boards.  We cannot be certain of the reliability of any new designs that utilize non-lead components, in part, due to the lack of experience with the replacement materials and assembly technologies. In addition, the incorporation of new components may adversely affect equipment reliability and durability.

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

Our inability or failure to comply with these regulations could have a material adverse effect on our results of operations. In addition, manufacturers of components that use lead solders may decide to stop manufacturing those components prior to the required compliance date. These actions by manufacturers of components could result in a shortage of components that could adversely affect our business and results of operations.

A significant portion of our revenues is generated outside of the United States and Israel. We intend to continue to expand our operations internationally and, as a result, our results of operations could suffer if we are unable to manage our international operations effectively.

We generated 37% of our revenues in 2007, 40% of our revenues in 2008 and 36% of our revenues in 2009 outside of the United States and Israel. Part of our strategy is to expand our penetration in existing foreign markets and to enter new foreign markets. Our ability to penetrate some international markets may be limited due to different technical standards, protocols or product requirements in different markets. Expansion of our international business will require significant management attention and financial resources. Our international sales and operations are subject to numerous risks inherent in international business activities, including:

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

Currently, our international sales are denominated primarily in U.S. dollars. Therefore, any devaluation in the local currencies of our customers relative to the U.S. dollar could cause customers to decrease or cancel orders or default on payment.

The prices of our products may become less competitive due to foreign exchange fluctuations.

Although we have operations throughout the world, the majority of our revenues and our operating costs in 2009 were denominated in, or linked to, the U.S. dollar. Accordingly, we consider the U.S. dollar to be our functional currency. However, a significant portion of our operating costs in 2009 were incurred in New Israeli Shekels (NIS). During 2009 the NIS appreciated against the U.S. dollar, which resulted in an increase in the U.S. dollar cost of our operations in Israel. As a result of this differential, from time to time we may experience increases in the costs of our operations outside the United States, as expressed in U.S. dollars. If there is a significant increase in our expenses, we may be required to increase the prices of our products and may be less competitive. We cannot be sure that our international customers will continue to place orders denominated in U.S. dollars.

Our sales to European customers denominated in Euros are increasing.  Sales denominated in Euros could make our revenues subject to fluctuation in the Euro/U.S. dollar exchange rate. If the U.S. dollar appreciates against the Euro, we may be required to increase the prices of our products that are denominated in Euros.

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

Because our products are complex and our market is evolving, the success of our business depends in large part upon the continuing contributions of our management and key personnel. Specifically, we rely heavily on the services of Shabtai Adlersberg, our Chief Executive Officer, Chairman of our Board of Directors and Interim Chief Financial Officer. If Shabtai Adlersberg is unable or unwilling to continue with us, our results of operations could be materially and adversely affected.  We do not carry key person insurance for Mr. Adlersberg. We are currently searching for a new chief financial officer to replace our former chief financial officer who left us in April 2010 to pursue another opportunity. Mr. Adlersberg will be acting as our Interim Chief Financial Officer until a replacement is appointed.

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

We have actively expanded our operations in the past and may continue to expand them in the future. This expansion has required, and may continue to require, the application of managerial, operational and financial resources. We cannot be sure that we will continue to expand, or that we will be able to expand our operations successfully. In particular, our business requires us to focus on multiple markets, including the VoIP, wireline, cable and wireless markets. In addition, we work simultaneously with a number of large OEMs and network equipment providers each of which may have different requirements for the products that we sell to them. We may not have sufficient personnel, or may be unable to devote this personnel when needed, to address the requirements of these markets and customers. If we are unable to manage our operations effectively, our revenues may not increase, our cost of operations may rise and our results of operations may be adversely affected.

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

Our gross profit percentage decreased in 2007, 2008 and 2009. The decrease in our gross profit percentage was primarily attributable to amortization expenses related to the acquisitions of Nuera and Netrake beginning in the third quarter of 2006 and CTI Squared beginning in the second quarter of 2007, as well as expenses related to equity-based compensation resulting from the adoption of ASC 718 beginning in 2006. During the fourth quarter of 2008, we recognized non-cash impairment charges of $86.1 million with respect to goodwill, intangible assets and investment in an affiliate. As a result of these impairment charges, non-cash amortization expense included in cost of revenues declined in 2009.

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

The size of our product portfolio has increased and continues to increase.  As a result, we are required to provide to our customers sales support. Customers have requested that we provide a contractual commitment to support a product for a specified period of time. This period of time may exceed the working life of the product or extend past the period of time that we may intend to manufacture or support a product. We are dependent on our suppliers for the components (hardware and software) needed to provide support and may be unable to secure the components necessary to satisfy our service commitments. We do not have long-term contracts with our suppliers, and they may not be obligated to provide us with products or services for any specified period of time.  We may need to purchase an inventory of replacement components and parts in advance in order to try to provide for their availability when needed.  This could result in increased risk of write-offs with respect to our replacement component inventory to the extent that we cannot accurately predict our future requirements under our customer service contracts.  If any of our component suppliers cease production, cease operations or refuse or fail to make timely delivery of orders, we may not be able to meet our contractual commitments for product support.  We may be required to supply enhanced components or parts as substitutes if the original versions are no longer available. Product support may be costly and any extra service revenues may not cover the hardware and software costs associated with providing long-term support.

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

Because we operate in several countries, mainly in the United States, Israel, United Kingdom and Singapore, we are subject to taxation in multiple jurisdictions. We are required to report to and are subject to local tax authorities in the countries in which we operate. In addition, our income that is derived from sales to customers in one country might also be subject to taxation in other countries.  We cannot be sure of the amount of tax we may become obligated to pay in the countries in which we operate. The tax authorities in the countries in which we operate may not agree with our tax position. Our tax benefits from carry forward losses and other tax planning benefits such as Israeli approved enterprise programs, may prove to be insufficient due to Israeli tax limitations, or may prove to be insufficient to offset tax liabilities from foreign tax authorities. Foreign tax authorities may also use our gross profit or our revenues in each territory as the basis for determining our income tax, and our operating expenses might not be considered for related tax calculations adversely affect our results of operations.

Risks Relating to Operations in Israel

Conditions in Israel affect our operations and may limit our ability to produce and sell our products.

We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development  facilities are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. There has been an increase in unrest and terrorist activity in Israel, which has continued with varying levels of severity for many years through the current period of time. This has led to ongoing hostilities between Israel, the Palestinian Authority, other groups in the West Bank and Gaza Strip, and the northern border of Lebanon. The future effect of this violence on the Israeli economy and our operations is unclear. The Israeli-Palestinian conflict may also lead to political instability between Israel and its neighboring countries. Ongoing violence between Israel and the Palestinians, as well as tension between Israel and the neighboring countries, may have a material adverse effect on our business, financial conditions and results of operations.

We cannot predict the effect on us of an increase in these hostilities or any future armed conflict, political instability or violence in the region. Additionally, some of our officers and employees in Israel are obligated to perform annual military reserve duty and are subject to being called for additional active duty under emergency circumstances, such as the military confrontation in the Gaza Strip at the end of 2008. Some of our employees live within conflict area territories and may be forced to stay at home instead of reporting to work. We cannot predict the full impact of these conditions on us in the future, particularly if emergency circumstances or an escalation in the political situation occur. If many of our employees are called for active duty, or forced to stay at home, our operations in Israel and our business may be adversely affected.  Additionally, a number of countries continue to restrict or ban business with Israel or Israeli companies, which may limit our ability to make sales in those countries.

We are adversely affected by the devaluation of the U.S. dollar against the New Israeli Shekel and could be adversely affected by the rate of inflation in Israel.

We generate substantially all of our revenues in U.S. dollars and, in 2009, a significant portion of our expenses, primarily salaries, related personnel expenses and the leases of our buildings in Israel, were incurred in NIS.  We anticipate that a significant portion of our expenses will continue to be denominated in NIS.

Our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS. During 2008 and 2009, the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our operations in Israel. To the extent the U.S. dollar weakens against the NIS, we could experience an increase in the cost of our operations, which are measured in U.S. dollars in our financial statements, which could adversely affect our results of operations. In addition, in periods in which the U.S. dollar appreciates against the NIS, we bear the risk that the rate of inflation in Israel will exceed the rate of such devaluation of the NIS in relation to the U.S. dollar or that the timing of such devaluations were to lag considerably behind inflation, which will increase our costs as expressed in U.S. dollars.

The devaluation of the U.S. dollar in relation to the NIS has and may continue to have the effect of increasing the cost in U.S. dollars of these expenses. Our U.S. dollar-measured results of operations were adversely affected in 2008 and 2009. This could happen again if the U.S. dollar were to devalue against the NIS.

In order to manage the risks imposed by foreign currency exchange rate fluctuations, from time to time, we enter into currency forward contracts and put and call options to hedge some of our foreign currency exposure.  We can provide no assurance that our hedging arrangements will be effective.  In addition, if we wish to maintain the U.S. dollar-denominated value of our products in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar may cause our customers to cancel or decrease orders or default on payment.

Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, exchange rate fluctuations have an impact on our profitability and period-to-period comparisons of our results of operations. In 2009, the value of the U.S. dollar decreased in relation to the NIS by 0.7%, and the inflation rate in Israel was 3.9% and, as a result, adversely affected our results of operations in 2009. If this trend continues, it will continue to adversely affect our result of operations.

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

The law provides that terms and benefits included in any certificate of approval granted prior to December 31, 2004 remain subject to the provisions of the law as they were on the date of such approval. Therefore, our existing “Approved Enterprises” are generally not subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the law as amended, will subject us to taxes upon distribution or liquidation and we may be required to record a deferred tax liability with respect to such tax-exempt income. The Company has elected the year 2008 as the year of election for “Privileged Enterprise” under the Amendment.

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

In 2009, we recognized a royalty-bearing grant of $2,417,000 from the Government of Israel, through the Office of the Chief Scientist, or the OCS, for the financing of a portion of our research and development expenditures in Israel. The OCS budget has been subject to reductions, which may affect the availability of funds for these prospective grants and other grants in the future. As a result, we cannot be certain that we will continue to receive grants at the same rate, or at all. In addition, the terms of any future OCS grants may be less favorable than our past grant.

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

Provisions of Israeli law may delay, prevent or make undesirable a merger or an acquisition of all or a significant portion of our shares or assets. Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions may limit the price that investors may be willing to pay in the future for our ordinary shares. In addition, our articles of association contain certain provisions that may make it more difficult to acquire us, such as a staggered board, the ability of our board of directors to issue preferred stock and limitations on business combinations with interested shareholders. Furthermore, Israel tax considerations may make potential transactions undesirable to us or to some of our shareholders.

Risks Relating to the Ownership of our Ordinary Shares

The price of our ordinary shares may fluctuate significantly.

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Between January 1, 2008 and June 15, 2010, our share price has fluctuated from a high of $5.26 to a low of $0.92. The following factors may cause significant fluctuations in the market price of our ordinary shares:

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

As a foreign private issuer whose shares are listed on the Nasdaq Global Select Market, we follow certain home country corporate governance practices instead of certain Nasdaq requirements.

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

As a foreign private issuer listed on the Nasdaq Global Select Market, we  may also elect in the future to follow home country practice with regard to, among other things, executive officer compensation, director nomination, composition of the board of directors and quorum at shareholders’ meetings, as well as not obtain shareholder approval for certain dilutive events.

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

Based on the composition of our gross income, the composition and value of our gross assets and the amounts of our liabilities during 2004, 2005, 2006, 2007, 2008 and 2009, we do not believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes during any of such tax years. It is likely, however, that we would be deemed to have been a PFIC in 2001, 2002 and 2003. There can be no assurance that we will not be deemed a PFIC for any future tax year in which, for example, the value of our assets, as measured by the public market valuation of our ordinary shares, declines in relation to the value of our passive assets (generally, cash, cash equivalents and marketable securities). If we are a PFIC for any tax year, U.S. shareholders who own our ordinary shares during such year may be subject to increased U.S. federal income tax liabilities and reporting requirements for such year and succeeding years, even if we are no longer a PFIC in such succeeding years. Under new legislation recently enacted by the U.S., a U.S. holder of our ordinary shares will be required to file an information return containing certain information required by the U.S. Internal Revenue Service for each year in which we are treated as a PFIC.

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

ITEM 4         INFORMATION ON THE COMPANY

A.           HISTORY AND DEVELOPMENT OF THE COMPANY

AudioCodes Ltd. was incorporated in 1992 under the laws of the State of Israel. Our principal executive offices are located at 1 Hayarden Street, Airport City, Lod, 70151 Israel. Our telephone number is 972-3-976-4000. Our agent in the United States is AudioCodes Inc.,. 27 World’s Fair Drive, Somerset, New Jersey 08873.

Major Developments since January 1, 2009

Since January 1, 2009, we have increased our focus on sales to the enterprise segment of the market, which includes medium and large sized businesses. As part of this increased focus, we have supplemented and increased our North American sales team who sell to this segment of the market. We have also added products for the residential market segment, which include integrated access device, or IAD, that provides integrated functionality for VoIP, data and access to the Internet.

Through December 31, 2009, we had invested an aggregate of $8.4 million in Natural Speech Communication Ltd. (“NSC”), a privately-held development stage company engaged in speech recognition. This investment was intended to assist that company in achieving substantive technological milestones. As of December 1, 2008, we began consolidating the financial results of NSC into AudioCodes’ financial results. As of December 31, 2009, we owned 59.74% of the outstanding share capital of NSC and 53.74% of the share capital of NSC on a fully diluted basis.

In January 2010, we entered into an agreement to acquire all of the outstanding equity of NSC that we did not currently own. The closing of the transaction occurred in May 2010. Pursuant to the agreement, we will pay an aggregate of approximately $1.2 million for the remaining interest in NSC, payable in three annual installments commencing on the first anniversary of the closing. We will also be required to pay an additional purchase price of up to $500,000 in 2013 if certain aggregate revenue milestones are met for 2010, 2011 and 2012

In July 2005, we invested $707,000 in MailVision Ltd., a privately-held company engaged in developing and marketing enhanced services platforms for wireless service providers. Through December 31, 2009, we provided loans including accrued interest in the aggregate amount of $642,000 to MailVision. The loans bear interest at the rate of 4%-9% per annum and may be converted into shares of MailVision. As of December 31, 2009, we owned 20.21% of the outstanding share capital of this company.

Principal Capital Expenditures

We have made and expect to continue to make capital expenditures in connection with expansion of our production capacity. The table below sets forth our principal capital expenditures incurred for the periods indicated (amounts in thousands).

	2007	2008	2009

Computers and peripheral equipment	$2,023	$2,466	$1,195

Office furniture and equipment	436	166	76

Leasehold improvements	170	526	-

Total	$2,629	$3,158	$1,271

B.           BUSINESS OVERVIEW

Introduction

We design, develop and sell products for voice and data over packet networks. In broad terms, voice over packet, or VoP, networks consist of key network elements such as software switches, application servers, Internet protocol, or IP phones and media gateways. Our products primarily provide the media gateway element in the network, as well as voice over Internet protocol, or VoIP, end-points such as IP Phones and VoIP mobile clients. Multi-service business gateways integrate media gateway functionality with data routing and network access. The media gateways connect legacy and IP networks. They essentially receive the legacy format of communication and convert it to an IP communication and vice versa. Typically, media gateways utilize compression algorithms to compress the amount of information and reduce the amount of bandwidth required to convey the information (for example, a voice communication). With the industry migration to an end-to-end IP network, gateways now also connect between different VoIP networks, providing session border controller, or SBC, functionality.

Voice over IP gateway equipment can be generally segmented into three classes: carrier class gateways for use in central office facilities, enterprise gateways for use by corporations and in small offices, and residential gateways for use in homes. In addition to the gateway element, which connects legacy voice equipment to an IP network, there is growth in native VoIP end user equipment, primarily including IP phones, soft phones and VoIP mobile clients, running on desktop PCs or portable devices such as PDAs, cellular phones, smart phones, and other devices that have wireless IP connectivity (e.g., WiFi, UMTS and CDMA.).

The need to re-route voice and fax traffic from the traditional circuit-switched networks onto the new packet networks has led to the development of interface equipment between the two networks, generally referred to as media gateways. The processing of voice and fax signals in gateway and access equipment is done according to industry-wide standards. These standards are needed to ensure that all traditional telephony traffic is seamlessly switched and routed over the packet network and vice versa. The industry migration into a network that is utilizing IP end-to-end has also added a new functionality into the media gateways that now also translates between different implementations of VoIP. This includes protocol translation as well as security services and is provided by stand-alone SBCs as well as SBC functionality integrated into the gateway.

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

The integration of voice and data communications makes possible an enrichment of services and an entire range of new, value-added applications, such as unified messaging and voice-enabled web sites. In addition, voice traffic over packet networks is usually compressed to provide a further reduction in the use of or demand for bandwidth. Another recent trend in the VoIP environment, referred to as High Definition VoIP, or HD VoIP, now enables the improvement of voice quality. The adoption of both VoIP technology and broadband networks has enabled the development and deployment of high-quality voice coding algorithms that make communication more efficient, effective and natural. HD VoIP allows carriers to differentiate their services with an improved audio experience, with the goal of creating customer loyalty and affinity. It also enables enterprises to provide better, clearer voice services for their employees, which we believe makes them more productive and makes it easier to work across different cultures and accents.

As customers integrate more services into their IP network, they tend to use integrated products that provide all the services they need in one box. Multi service business gateways, or MSBGs, combine all the capabilities of media gateways with the support of native data routing and switching. The MSBGs enables enterprise customers to connect their branch office networks into the corporate headquarters, and service providers to connect their customers into their network core. Some MSBGs also include integrated hosts, which can run off-the-shelf unified communications applications. This combination enables system integrators to provide a fully integrated solution for small/medium businesses, or SMB/E, and enterprise branches, including the voice and data infrastructure and the application in one device.

Moving into the VoIP world, enterprise and service provider have started to use a new breed of phone devices that inherently produce packets instead of legacy voice, called IP phones. The IP phone is an advanced telephone that connect into the network using VoIP over Ethernet instead of using analog TDM interfaces. Most enterprise telephony systems sold today are using IP phones, as well as service providers managed services such as IP Centrex.

In addition to wireline IP telephony, mobile networks have started to use VoIP as well. Mobile VoIP clients, running on smart-phones, enable cost effective mobile roaming and allow Internet telephony service providers to enter the mobile space. These include mobile VoIP clients for leading smartphones operating systems, such as iPhone OS, Symbian, Windows mobile and Android.

We typically categorize our products into two main business lines: network and technology. Sales of network products accounted for approximately 67% of our revenues in 2008 and approximately 72% of our revenues in 2009 and sales of technology products accounted for approximately 33% of our revenues in 2008 and approximately 28% of our revenues in 2009.

Network products consist of customer premises equipment, or CPE, gateways for the enterprise and service provider (or carrier) markets and of carrier-grade-oriented low- and mid-density media gateways for service providers. Complementing our media gateways as network products are our multi-service business gateways, IP phones, media server, and value added application products.

Technology products are enabling in nature and consist of our chips and boards business products. These are sold primarily to original equipment manufacturers, or OEMs, through distribution channels. Our chips and boards serve as building blocks that our customers incorporate in their products. In contrast, our networking products are used by our customers as part of a broader technological solution and are a box level product that interacts directly with other third party products.

Our Products

We offer two categories of products, networking products and technology products.

Networking Products

Networking products are deployed in enterprise unified communications networks, service providers residential and access networks, trunking applications in carrier networks, and fixed-mobile convergence applications.

•	Our media gateways enable voice, data and fax to be transmitted over Internet and other protocols, and interface with third party equipment to facilitate enhanced voice and data services.

•
Our multi-service business gateways integrate multiple data, telephony and security services into a single device. Building on our media gateway CPE line, we have added the support of new functions such as a LAN switch, a data router, a firewall and a session border controller, providing service providers with an integrated demarcation point and the enterprise with an all-in-one solution for its communications needs. Our IP phones include a family of high definition IP phones, suitable for integration with third party IP-PBX platforms for the enterprise IP telephony market, as well as into IP-Centrex service provider solutions.

•
Our mobile VoIP clients include a family of soft clients for leading smartphones operating systems and a client management system, providing mobile roaming solutions for mobile and voice over IP and voice over broadband service providers.

•	Media servers enable conferencing, multi-language announcement functionality, and other applications for voice over packet networks.

•	Unified communication applications offer solutions that enable the integration of voice, data, fax and messaging.

Technology Products

Our technology products are enabling products that are part of our own or our customers’ products.

•	Our signal processor chips process and compress voice, data and fax and enable connectivity between traditional telephone networks and packet networks.

•	Our communication boards and modules for communication system products are integrated into third-party communications systems and deployed on both access networks and enterprise networks.

Industry Background

Market Trends

The networking and telecommunications industries have experienced rapid change over the last few years. The primary factors driving this change include the following:

•
New technologies.  The increase of speed and the proliferation of broadband access technologies alongside related technologies, such as new high definition voice compression algorithms, quality of service mechanisms and security and encryption algorithms and protocols, have enabled delivery of voice over packet to residential and enterprise customers with more reliability, higher quality and greater security. Examples of these broadband access technologies include: third generation cellular, WiMax, WiFi, data over cable, digital subscriber line technologies and fiber networks (FTTx). Packet technologies enable delivery of real time and non-real time services by different service providers that do not necessarily own the access network or the part of the network through which the subscriber accesses the network. This allows for the growth of alternative or virtual service providers that do not own an access network.

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

•
Unified Communications in the Enterprise. With the move to VoIP and the network integration between voice and data based on Ethernet and IP, enterprises can easily move into a unified communications network. Unified communications networks integrate all means of communications into a single experience, providing on line (voice, data, instant messaging) and off line (voice mail, email and fax) integration into the same device. The devices can be PCs, desktop phones or mobile smartphones and PDAs.

•
Mobility. Mobile smartphones have become popular among business professionals as well as the general public. Smartphones, running advanced operating systems such as Symbian, Windows Mobile, Android and iPhone OS, include high CPU power, large storage space, integrated WiFi and 3G data, as well as the ability to run high performance multimedia applications. Mobile VoIP is one of these applications, allowing cost-effective roaming for a service provider’s customers and enterprise mobility services.

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

•
Connectivity and Security. In contrast with legacy circuit switched voice and video communications, IP-based communications are more susceptible to attacks, interceptions and fraud by unauthorized entities. In addition, the complexity and relative immaturity of IP networks and protocols pose significant quality of service and connectivity challenges when sessions cross between separate IP networks.

•
Functionality. In order to effectively replace legacy circuit-switching equipment, packet network equipment must be able to deliver equivalent and improved functionality and features for the service providers and network users.

•
Return on Investment. With the reduction in profitability of service providers there is an even greater need for them to achieve better returns on investment from capital expenditures on new equipment. Given the evolving nature of packet technologies and capabilities, there is greater pressure to provide cost-effective technological solutions.

In order to maximize the benefits of using packet networks for the transmission of voice, data and fax, products must be able to address and solve these inherent problems and challenges. These products must also be standards-based to support interoperability among different equipment manufacturers and to allow operation over various networks.

AudioCodes’ Solution

Using our voice compression algorithms, industry standards, advanced digital signal processing techniques, VoIP control protocol expertise, and voice communications system design expertise, our products address quality of service problems, security problems and reliability problems facing the VoIP industry. As a result, we enable our customers to build packet networks that provide communication quality comparable to traditional telephone networks. Using HDVoIP, voice quality can even surpass the quality of traditional TDM networks. We work closely with our customers in order to tailor our products to meet their specific needs, assist them in integrating our products within their networks and help them bring their systems into operation on a timely basis. We also work with our customers in deploying their systems in various network environments.

Utilizing our investment in developing standards-based VoIP protocol support for our products, customers can integrate our products with a large number of industry leading IP-PBXs and carrier soft switches. Our interoperability teams test our products against a variety of other products for interoperability, focusing on the leading standard VoIP protocols: Session Initiation Protocol, or SIP, and MEGACO/H.248.

We believe that the following strengths have enabled us to develop our products and provide services to our customers:

•
Leadership in voice compression technology.  We are a leader in voice compression technology. Voice compression exploits redundancies within a voice signal to reduce the bit rate of data required to digitally represent the voice signal while still maintaining acceptable voice quality. Our key development personnel have significant experience in developing voice compression technology. We were involved in the development of the ITU G.723.1 voice coding standard that was adopted by the VoIP Forum and the International Telecommunications Union as the recommended standard for use in voice over IP gateways. We implement industry voice compression standards and work directly with our customers to design state-of-the-art proprietary voice compression algorithms that satisfy specific network requirements. We believe that our significant knowledge of the basic technology permits us to optimize its key elements and positions us to address further technological advances in the industry. We also believe that our technological expertise has resulted in us being sought out by leading equipment manufacturers to work with them in designing their systems and provision of solutions to their customers.

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

•
Compressed voice communications systems design expertise.  We have the expertise to design and develop the various building blocks and the products required for complete voice over packet systems. In building these systems, we develop hardware architectures, voice packetization software and signaling software, and integrate them with our signal processors to develop a complete, high performance compressed voice communications system. We assist our customers in integrating our signal processors into their hardware and software systems to ensure high voice quality, high completion rate of fax and data transmissions and telephone signaling processing accuracy. Further, we are able to customize our off-the-shelf products to meet our customers’ specific needs, thereby providing them with a complete, integrated solution.

•
Real time embedded software design and implementation expertise.  We have the expertise to design and develop voice and data network elements using embedded real time software to achieve more competitive pricing. The development and integration of VoIP signaling protocols, routing protocols, management and provisioning into a more cost-effective solution uses our expertise and investment in research and development resources. We believe that the benefits we can deliver are better price performance, smaller footprint, reduced power consumption and more attractive products.

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

•
Close technology relationships with market leaders. Our continuing effort of testing and certifying our systems against other vendors’ complimentary solutions, positions us as a provider of VoIP products that can interoperate with most of the world’s leading VoIP products. It also helps to create for us an extensive feature list that can be used by different customers for their own networks and solutions.

We believe that our products possess the following advantages:

•
Voice over Packet signal processors. Our multi-channel signal processors enable our customers and us to create products that meet the reliability, capacity, size, power consumption and cost requirements needed for building high capacity VoIP products.

•
Multiple and comprehensive product lines. We address both the standards-based open telecommunications architecture market and the proprietary system market. We can do this because we enable our customers to use multiple applications in different market segments. For example, our VoIP communications boards target the open telecommunications architecture market, while our signal processors, modules and voice packetization software target the proprietary system market. Our analog and digital media gateways and multi-service business gateways target residential, hosted, access, trunking and enterprise applications and our digital media gateways target wireless, wire line, cable and fixed-mobile convergence networks. Our IP phones and VoIP mobile clients target the enterprise and service provider hosted solutions markets.

•
Extensive feature set. Our products incorporate an extensive set of signal processing functions and features (such as coders, fax processing and echo cancellation), functionalities (such as session initiation protocol, or SIP, H.248 or Megaco,  H.323, and media gateway control protocol, or MGCP) and implement a complete system. We offer the ability to manage multiple channels of communications working independently of each other, with each channel capable of performing all of the functions required for voice compression, fax and modem transmission, telephone signaling processing and other functions. These functions include voice, fax or data detection, echo cancellation, telephone tone signal detection, generation and other telephony signaling processing. Our gateway products, media server and multi-service business gateways also offer wireless/mobile features to enable fixed mobile convergence.

•	Cost-effective solutions. We are able to address different market segments and applications with the same hardware platforms thus providing our customers with efficient and cost-effective solutions.

•
Open architecture. Our networking products utilize industry standard control protocols that enable them to interoperate with  other vendors and easily integrate into enterprise IP telephony systems as well as carrier networks. Our voice over packet communications boards target the open architecture gateway market segment, which enables our customers to use hardware and software products widely available for standards-based open telecommunications platforms. We believe that this provides our customers the benefits of scalability, upgradeability and enhanced functionality without the need to replace their systems for evolving applications.

•
Various entry level products. Our wide product range (chips to media gateways, multi-service business gateway, IP phones and media servers) provides our customers with a range of entry level products. We believe that these building blocks enable our customers to significantly shorten their time to market by adding their value added solution.

•
VoIPerfect™ architecture. Our VoIPerfect architecture serves as the underlying technology platform common to all of our products since 1998. VoIPerfectTM is regularly updated and upgraded with features and functionalities required to comply with evolving standards and protocols. VoIPerfectTM architecture comprises VoIP digital signal processing, or DSP, software and media streaming embedded software, integrated public telephone switched network, or PTSN, signaling protocols and VoIP standard control protocols, provisioning and management engines. Additional features enable carrier-grade quality and high availability. VoIPerfectTM architecture components are available in AudioCodes’ products at various levels of integration, from the chip level, through blades, to high-availability and non-high-availability analog and digital gateway platforms.

Business Strategy

AudioCodes' vision is to become a leading strategic supplier of VoIP and converged VoIP and data solutions for service providers and enterprises worldwide. The following are key elements of our strategy:

•
Maintain and extend technological leadership.  We intend to capitalize on our expertise in voice compression technology and voice signaling protocols and proficiency in designing voice communications systems. We continually upgrade our product lines with additional functionalities, interfaces and densities. We have invested heavily and are committed to continued investment in developing technologies that are key to providing high performance voice, data and fax transmission over packet networks and to be at the forefront of technological evolution in our industry.

•
Strengthen and expand strategic relationships with key partners and customers.  We sell our products to leading enterprise channels, regional system integrators, global equipment manufacturers and value-added resellers, or VARs, in the telecommunications and networking industries and establish and maintain long-term working relationships with them. We work closely with our customers to engineer products and subsystems that meet each customer’s particular needs. The long development cycles usually required to build equipment incorporating our products frequently results in close working relationships with our customers. By focusing on leading equipment manufacturers with large volume potential, we believe that we reach a substantial segment of our potential customer base while minimizing the cost and complexity of our marketing efforts.

•
Expand and enhance the development of highly-integrated products. We plan to continue designing, developing and introducing new product lines and product features that address the increasingly sophisticated needs of our customers. We believe that our knowledge of core technologies and system design expertise enable us to offer better solutions that are more complete and contain more features than competitive alternatives. We believe that the best opportunities for our growth and profitability will come from offering a broad range of highly-integrated network product lines and product features, the integration of data services into our VoIP products, and the expansion into the unified communications applications market.

•
Build upon existing technologies to penetrate new markets. The technology we developed originally for the OEM market has served us in building products that now sell into the service provider and enterprise markets. The same products and technology can also be used to create vertical-specific products and solutions. Two vertical markets that we focus on are the military and government markets which have been adopting service-provider scale VoIP solutions.

•
Develop a network of strategic partners. We sell our products through or in cooperation with customers that can offer or certify our products as part of a full-service solution to their customers. We expect to further develop our strategic partner relationships with solution providers, system integrators and other service providers in order to increase our customer base.

•
Acquire complementary businesses and technologies.  We may pursue the acquisition of complementary businesses and technologies or the establishment of joint ventures to broaden our product offerings, enhance the features and functionality of our systems, increase our penetration in targeted markets and expand our marketing and distribution capabilities. As part of this strategy, we acquired the UAS business from Nortel in April 2003 and Ai-Logix (now part of AudioCodes Inc.), in May 2004. We also acquired Nuera (now part of AudioCodes Inc.) in July 2006, Netrake (now part of AudioCodes Inc.) in August 2006, CTI Squared in April 2007 and Natural Speech Communication in 2010.

Products

Our products facilitate the transmission of voice, data and fax over packet networks. we have incorporated our algorithms, technologies and systems design expertise in both our networking and technology product lines.

Networking products

This line of products includes products that are network level products. Our networking products include:

•	analog media gateways for toll bypass, residential gateways, hosted, access and enterprise applications;
•	digital media gateways with various capacities for wireless, wireline, cable, enterprise, fixed mobile convergence, and unified communications;
•	multi-service business gateways for integrated voice, data and security access for service providers connecting enterprise customers to their network and for the enterprise branch office;
•	IP phones for enterprise and managed services service providers;
•	mobile VoIP access solutions;
•	media servers for enhanced voice and video services and functionalities such as conferencing, video sharing and messaging (IPmedia™ Media Servers); and
•	value-added applications for unified communications.

In addition, we continue to offer customers our professional services, which usually involve customization and development projects for customers.

Technology products

This line of products serves as a building block for network level products. Our technology products include:

•	voice over packet processors;
•	VoIP communication boards;
•	media processing boards for enhanced services and functionalities; and
•	voice and data logging hardware integration board products.

Our products are designed to build on our core technologies and competencies extending them both vertically (chips inserted into boards, boards inserted into digital media gateways) and horizontally into different applications for different market segments, such as enterprise, call centers, wireline, cable and wireless.

Our Product Families – Networking Products

Analog Media Gateways for Toll Bypass, Service Provider Access and Enterprise Applications

MediaPackTM, our analog and basic rate interface, or BRI, media gateways for toll bypass, service provider access and enterprise applications, are designed to empower the next-generation network by providing cost-effective, cutting-edge technology solutions that deliver voice and fax services to the corporate market, small businesses and home offices. Our analog media gateways for access and enterprise applications provide media streaming functionality while being either controlled by a centralized call agent or used in box VoIP control protocols (SIP, H.323, and MGCP). Convergence of data, voice and fax is achieved by a combination of the media gateway with any IP access technology, eliminating the cost of multiple access circuits. This product family utilizes our experience and digital signal processing, or DSP, technology for echo cancellation, voice compression, silence suppression and comfort noise generation. Part of this line is composed of our analog residential gateways whose primary target market is the large volume residential service providers, or SP, market.

The MediaPackTM family represents a feature rich product for streaming voice quality with a powerful analog interface supporting all major control protocols, such as H323, SIP and MGCP, and is also capable of supporting unified communication and FMC applications.

The Mediant™ Family of Products-Digital and Mixed Media Access Media Gateways and Multi-Service Business Gateways for Service Provider Access and Enterprise Applications (MediantTM 600, 1000, 2000 and Mediant 1000TM MSBG) and Digital Media Gateways and Various Capacities for Wireless, Wireline and Cable (Mediant™ 3000, 5000, 8000)

MediantTM is our family of access gateways. We have Mediant™ products for service provider access enterprise networks. We also provide converged media gateways for wireline, cable, wireless (GSM and CDMA), fixed-mobile-convergence and large enterprise networks. The MediantTM product family offers scalability and functionality, providing a full suite of standards compliant control protocols and public switched telephone network, or PSTN, signaling interfaces for a variety of applications in most IP-PBX and softswitch controlled environments, as well as for a variety of large enterprise, wireline, cable and wireless media gateway applications in most softswitch controlled environments. This product family is compatible with popular wireline, cable and wireless voice coders and protocols, including code-division multiple access, or CDMA, global system for mobile communications, or GSM, CDMA2000 and universal mobile telecommunications service, or UMTS. It builds on our TrunkPack® architecture, which is installed in millions of lines worldwide. It is also interoperable with most of the world’s leading vendors.

The MediantTM family provides carriers with a comprehensive line of different sized gateways. Small or medium-sized gateways enable cost-effective solutions for enterprise or small points of presence, as well as entry into fast growing new and emerging markets. The large gateways scale to central office capacities and are designed to meet carriers’ operational requirements. The Mediant™ family of media gateways is capable of supporting unified communication and fixed mobile convergence applications which may be of increased interest to enterprises and service providers. The Mediant™ gateway family shares our VoIP perfect architecture, designed to provide mature, field-proven solutions.

The Mediant™ family of products consists of a number of models that offer different capacity, that is the number of concurrent calls that the gateway can handle. The capacity of our Mediant products range from approximately 30 concurrent calls to 8,000 concurrent calls for the wireless and wireline markets.

Our Mediant™ 1000 has two different models. One model is a modular media gateway. The other model includes multi-service business gateways, or MSBGs, which are networking devices that combine multiple multiservice functions such as a media gateway, session border controller, data router and firewall, LAN switch, WAN access, and  stand alone survivability, or SAS. The MSBG concept is designed to address the needs of service providers and cable operators that offer IP-Centrex and SIP trunking services and of distributed enterprises.

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

The session border controller, or SBC, technology integrated into the Mediant 1000 MSBG, offers secure VoIP and multimedia traversal of firewall, or FW, and network address translation, or NAT, systems, as well as denial of service, or DoS, attack prevention at both the signaling and media layers. NAT and FW traversal are necessary to allow VoIP and multimedia session to pass from the Service Provider (“SP”) network to the residential or enterprise networks. DoS attack prevention protects the SP network from attacks that load the network until it crashes. It also provides comprehensive Quality of Service, or QoS, mechanisms and protocol mediation (translation between two variants of same VoIP protocol to enable two VoIP systems to communicate with each other).

The Mediant 1000 MSBG can also include a general purpose CPU and hard disk, allowing to host any third-party off-the-shelf application. Positioned as MSBG PLUS, this solution enables system integrators and software vendors to use the MSBG platform for integrated unified communications solutions.

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

IPmediaTM Servers for Enhanced Services and Functionalities

IPmediaTM platforms are designed to answer the growing market demand for enhanced voice services over packet networks, particularly network-based applications like unified communications, call recording, and conferencing by carriers and application service providers. IPmediaTM enables our customers to develop and market applications such as unified communications, interactive voice response, call-centers, conferencing and voice-activated personal assistants.

350HD Series of High Definition IP Phones

AudioCodes 300 Series of HD VoIP-enabled IP phones offers a new dimension of voice call quality and clarity for the Enterprise and Service Provider markets. This product line enables us to provide an end-to-end solution which relies heavily on the technological infrastructure and proven track record in providing state-of-the art high quality VoIP products for Enterprise, Wireline, Wireless and Cable applications.

The 300 Series of IP phones meet the demand for High Definition VoIP solutions in end-user phones and terminals, providing high voice fidelity, advanced security and features and enhanced user interface. The 300 Series of IP phones is widely interoperable with numerous IP-PBXs, softswitches and IP-Centrex solutions.

VoIP Mobile Access Solution (VMAS)

The VMAS™ is a mobile VoIP solution from AudioCodes comprised of a Client Management System (CMS) and a variety of Mobile Soft Clients for leading Mobile Operating Systems and Smartphones. VMAS is currently available for leading smartphones such as iPhone™/iPod touch®, Nokia®, Samsung®™, HTC™ and others.

CTI2 Value Added Services Applications (InTouch)

The InTouch platform is an enhanced value added services, or VAS, platform for service providers, such as cable, class 5, class 4, fixed-line, mobile, multiservice virtual network operator, or MVNO, and operators. InTouch provides a suite of next generation VAS. InTouch is an IP-based, email-centric and telco-grade platform conforming to ultimate service providers’ requirements for high-availability, reliability, scalability, and security. InTouch is designed to smoothly scale from a very small system to a system with millions of subscribers based on the same software and architecture, while enabling a rich suite of applications at all sizes. InTouch’s open architecture is based on industry-standard protocols, facilitating interoperability and integration with best of breed, third-party applications. InTouch acts as a mediator between InTouch services and a large selection of clients and devices enabling service providers to offer attractive packages.

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

Our Product Families – Technology Products

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

TrunkPackTM VoIP Communication Boards

Our communications boards are designed to operate in gateways connecting the circuit-switched telephone network to packet networks based on Internet protocols. Our boards comply with VoIP industry standards and allow for interoperability with other gateways. Our boards support standards-based open telecommunications architecture systems and combine our signal processor chips with communications software, signaling software and proprietary hardware architecture to provide a cost efficient interoperable solution for high capacity gateways. We believe that using open architecture permits our customers to bring their systems to market quickly and to integrate our products more easily within their systems.

IPmediaTM Boards for Enhanced Services and Functionalities

The IPmediaTM product family is designed to allow OEMs and application partners to provide sophisticated content and services that create revenue streams and customer loyalty through the ability to provide additional services. The IPmediaTM boards provides voice and fax processing capabilities to enable, together with our partners, an architecture for development and deployment of enhanced services.

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

Narrowband and Wideband (HDVoIP) Voice Compression Algorithms

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

We are one of the innovators in developing low bit rate voice compression technologies. Our patented MP-MLQTM coder was adopted in 1995 by the ITU as the basis for the G.723.1 voice coding standard for audio/visual applications over circuit-switched telephone networks. By adhering to this standard, system manufacturers guarantee the interoperability of their equipment with the equipment of other vendors.

We also provide wideband compression techniques that provide high definition VoIP quality, which expands the sampled frequency range from the traditional narrowband frequency range of 3.3Khz to over 7Khz, providing better voice quality and intelligibility, and a better user expertise. This technology is expanding and is expected to become a de-facto standard for future VoIP communications.

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

Media Processing

Our media processing products provide the enabling technology and platforms for developing enhanced voice service applications for legacy and next generation networks. We have developed media processing technologies such as message recording/playback, announcements, voice coding and mixing and call progress tone detection that enable our customers to develop and offer advanced revenue generating services such as conferencing, network announcements, voice mail and interactive voice response.

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

Addressing Multiple Networks and Standards Concurrently

Convergence of wireline and wireless networks is becoming a key driver for deployment of voice over packet networks, enabling operators to use common equipment for both networks, thus lowering capital expenditures and operating expenses, while offering enriched services.

Our voice over packet products provide a cost-effective solution for these convergence needs, complying with the requirements of broadband Wireline operators using xDSL technologies, Cable operators, mobile operators, FTTx operators, Internet telephony service providers, or ITSPs, and virtual network Operators (VNOs). This includes support for relevant vocoders (wireline and wireless concurrently), interfaces and protocols.

Our products are also positioned to support the requirement of all types of enterprise customers. From SOHO, SMB all the way up to large enterprises, our products can provide integrated VoIP services and service provider access to enterprises in multiple vertical markets.

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

Carrier Grade System Expertise

To provide state of the art carrier grade media gateways, we have developed a wide expertise in a number of fields essential to such a product line. We have developed or integrated the various components required to implement a full digital media gateway solution that behaves as a unified entity to the external world. This required a major investment in adapting standard cPCI and MicroTCA (AMC) platforms to our needs. Such adaptation included optimizing power supply and cooling requirements, adding centralized shelf controllers, fabric switches and alarm cards to the chassis. Another aspect of the expertise we developed relates to high availability software and hardware design. High availability is a required feature in any carrier grade media gateway platform. We have also developed a sophisticated EMS to complete our offering. Our EMS enables the user to provision and monitor a number of media gateways from a centralized location.

Customers

Our customers consist of service providers and enterprises, primarily via channels (such as distributors), OEMs, network equipment providers and systems integrators. Historically, we have derived the majority of our revenues from sales to a small number of customers. The identities of our principal customers have changed and we expect that they will continue to change, from year to year. We expect that a small number of customers will continue to account for a large percentage of our sales. Sales to Nortel Networks accounted for 17.0% of our revenues in 2007, 14.4% of our revenues in 2008 and 15.6% of our revenues in 2009. No other customer accounted for more than 10.0% of our revenues in 2007, 2008 or 2009. As a result of the continued operation of Nortel’s business in bankruptcy and the continued attempt by Nortel to sell its business units, we cannot be sure as to the amount of revenues we will receive in 2010 from Nortel or any entity that purchases a Nortel business that is one of our customers.

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

In addition, we have  engaged three original design manufacturers, or ODM, based in Asia to design and manufacture some of our products. Termination of our commercial relationship with an ODM or the discontinuance of manufacturing of products by an ODM would negatively affect our business operations.

We are obligated under certain agreements with our suppliers to purchase goods and under an agreement with one of our manufacturing subcontractors to purchase excess inventory.  Aggregate non-cancellable obligations under these agreements as of December 31, 2009 were approximately $930,000.

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

We are subject to telecommunication industry regulations and requirements set by telecommunication carriers that address a wide range of areas including quality, final testing, safety, packaging and use of environmentally friendly components.  We comply with the European Union’s Restriction of Hazardous Substances Directive (under certain exemptions) that requires telecommunication equipment suppliers to not use some materials that are not environmentally friendly.  These materials include cadmium, hexavalent chromium, lead, mercury, polybrominated biphenyls and polybrominatel diphenyl ethers. Under the directive, an extension for compliance was granted until July, 2010_(and it is expected that this deadline will be further extended) with respect to the usage of lead in solders in network infrastructure equipment. We expect that other countries, including countries we operate in, will adopt similar directives or other additional regulations.

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

Our principal competitors in the area of analog media gateways (2 to 24 ports) for access and enterprise are Linksys (a division of Cisco Systems, Inc.), Mediatrix Telecom, Inc., Vega Stream Limited, Samsung, Innovaphone AG, Net.com/Quintum Technologies, Tainet Communication System Corp., Welltech, Ascii Corp., D-Link Systems, Inc., Multitech Inc., Inomedia, OKI and LG.

In the area of low density digital gateways and multi-service business gateways we face competition from companies such as Cisco, Adtran, Oneaccess, and more specifically in the enterprise class Session Border Controller technology with ACME Packets (Covergence), SIPera, Ingate and Edwater. In addition we face competition in low, mid and high density gateways from companies such as Nortel, Alcatel-Lucent, Nokia-Siemens, Huawei, Ericsson, UTstarcom, ZTE and from Cisco, Veraz Networks, Sonus Networks, General Bandwidth, Dialogic/Cantata Technologies and Commatch (Telrad). Some of these competitors are also customers of our products and technologies.

Our principal competitors in the media server market segment are Dialogic/Cantata Technology/NMS Communications, Convedia/Radisys, Movius(IP Unity/Glenayre), Cognitronics and Aculab.  In addition, we face competition in software-based and hardware-based media servers from internal development at companies such as Hewlett-Packard, Comverse-NetCentrex, Nortel, Alcatel - Lucent, Nokia-Siemens and Ericsson.

Our principal competitors in the sale of signal processing chips are Texas Instruments, Broadcom, Infineon, Centillium, Surf and Mindspeed. Several large manufacturers of generic signal processors, such as Motorola, Agere Systems, which merged with LSI Corporation in April 2007, and Intel have begun, or are expected to begin marketing competing processors. Our principal competitors in the communications board market are Dialgic/NMS Communications/Cantata, Aculab, PIKA Technologies, Inc, Intel, and Motorola.

Our principal competitors in the area of IP phones are comprised of “best–of-breed” IP phone vendors and end-to-end IP telephony vendors.  “Best-of-breed” IP phone vendors sell standard-based SIP phones that can be integrated into any standards-based IP-PBX or hosted IP telephony systems. These competitors include Polycom, Mediatrix and SNOM.  End-to-end IP telephony vendors sell IP phones that only work in their proprietary systems. These competitors include Cisco, Avaya/Nortel, Alcatel-Lucent, Siemens and Asstra.

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

In the future, we may also develop and introduce other products with new or additional telecommunications capabilities or services. As a result, we may compete directly with VoIP companies and other telecommunications infrastructure and solution  providers, some of which may be our current customers. Additional competitors may include companies that currently provide communication software products and services. The ability of some of our competitors to bundle other enhanced services or complete solutions with VoIP products could give these competitors an advantage over us.

Intellectual Property and Proprietary Rights

Our success is dependent in part upon proprietary technology. We rely primarily on a combination of patent, copyright and trade secret laws, as well as confidentiality procedures and contractual provisions, to protect our proprietary rights. We also rely on trademark protection concerning various names and marks that serve to identify it and our products. While our ability to compete may be affected by our ability to protect our intellectual property, we believe that because of the rapid pace of technological change in our industry maintaining our technological leadership and our comprehensive familiarity with all aspects of the technology contained in our signal processors and communication boards is also of primary importance.

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

We have entered into technology licensing fee agreements with third parties. Under these agreements, we agreed to pay the third parties royalties, based on sales of relevant products.

Legal Proceedings

We are not a party to any material legal proceedings, except for the proceedings referred to below.

In September 2009, Network Gateway Solutions LLC filed a complaint in the United States District Court for the District of Delaware against AudioCodes Ltd. and AudioCodes Inc. and 19 other defendants alleging the infringement of certain patents owned by Network Gateway, although Network Gateway has not served AudioCodes Ltd. and, therefore, it is not a party to this proceeding. Patton Electronics, Inc., a customer of ours, is also a defendant in this litigation. We have agreed to defend Patton in this litigation. The plaintiff filed an amended complaint in January 2010. The amended complaint does not indicate the amount of monetary relief sought.

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

D.           PROPERTY, PLANTS AND EQUIPMENT

We lease our main facilities, located in Airport City, Lod, Israel, which occupy approximately 128,000 square feet for annual lease payments (including management fees) of approximately $2.6 million.  In January 2008, we increased the amount of space we leased by approximately 74,000 square feet for annual lease payments (including management fees) of approximately $1.4 million. In addition, we have entered into an agreement with Airport City, Ltd. regarding the neighboring property pursuant to which a building of approximately 145,000 square feet is being erected and will be leased to us for period of eleven years. This new building was substantially completed in May 2010. We are currently engaged in a dispute with the landlord as to when we are required to take possession of this building. We estimate the annual lease payments (including management fees) to be in the range of $2.0 million to $3.2 million depending on the amount expended by the lessor on improvements to the building. In view of current economic conditions and our reduction in personnel undertaken since 2008, we may not need to occupy the entire building and may seek to sublease all or a portion of the new building to third parties. We cannot be sure we will be able to sublease this building or a portion of it.

Our U.S. subsidiary, AudioCodes Inc., leases a 7,000 square foot facility in San Jose, California, and has additional offices with aggregate leased space of 16,000 square feet in Raleigh, Boston and Dallas. AudioCodes Inc. also leases a 32,000 square foot facility in Somerset, New Jersey, and a 20,000 square foot facility in Plano, Texas. The annual lease payments (including management fees) for all our offices in the United States is approximately $1 million.

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

Revenue Recognition and Allowance for Sales Returns

We generate our revenues primarily from the sale of products. We sell our products through a direct sales force and sales representatives. Our customers include original equipment manufacturers, network equipment providers, systems integrators and distributors in the telecommunications and networking industries, all of whom are considered end-users.

Revenues from products are recognized in accordance with Staff Accounting Bulleting (“SAB”) 104, “Revenue Recognition in Financial Statements” when the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the product has occurred, (iii) the fee is fixed or determinable and (iv) collectability is probable. We have no obligation to customers after the date on which products are delivered, other than pursuant to warranty obligations and any applicable right of return.  We grant to some of our customers the right of return or the ability to exchange a specific percentage of the total price paid for products they have purchased over a limited period for other products.

We maintain a provision for product returns and exchanges. This provision is based on historical sales returns, analysis of credit memo data and other known factors. This provision amounted to $559,000 in 2007, $754,000 in 2008 and $656,000 in 2009.

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

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the “weighted average cost” method for raw materials and on the basis of direct manufacturing costs for finished products. We periodically evaluate the quantities on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow moving items, technological obsolescence, excess inventories, discontinued products and for market prices lower than cost.  We wrote-off inventory in a total amount of $700,000 in 2007, $1.2 million in 2008 and $730,000 in 2009.

Intangible assets

As a result of our acquisitions, our balance sheet included acquired intangible assets, in the aggregate amount of approximately $19.0 million as of December 31, 2007, $8.7 million as of December 31, 2008 and $6.8 million as of December 31, 2009.

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

Intangible assets are reviewed for impairment in accordance with ASC 360-10-35  (formerly FAS 144), “Property, Plant, and Equipment- Subsequent Measurement”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The loss is allocated to the intangible assets on a pro rata basis using the relative carrying amounts of those assets, except that the loss allocated to an individual intangible asset shall not reduce the carrying amount of that asset below its fair value whenever that fair value is determinable.

Our intangible assets are comprised of acquired technology, customer relations, trade names, existing contracts for maintenance and backlog. All intangible assets are amortized using the straight-line method over their estimated useful life.

During 2007 and 2009, no impairment charges were identified. During 2008, we recorded an impairment charge for intangible assets in the amount of $5.9 million (relating to the acquisition of Nuera).

Goodwill

As a result of our acquisitions, our balance sheet included acquired goodwill, in the aggregate amount of approximately $111.2 millions as of December 31, 2007 and $32.1 million as of December 31, 2008 and 2009.

ASC 350 (formerly FAS 142), “Intangible, Goodwill and Other” requires that goodwill be tested for impairment at least annually.  Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is generally determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill and intangible assets with an indefinite life. Our annual impairment test is performed in the fourth quarter each year.

The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis. In estimating the fair value of a reporting unit for the purposes of our annual or periodic analyses, we make estimates and judgments about the future cash flows of that reporting unit. Although our cash flow forecasts are based on assumptions that are consistent with our plans and estimates we are using to manage the underlying businesses, there is significant exercise of judgment involved in determining the cash flows attributable to a reporting unit over its estimated remaining useful life. In addition, we make certain judgments about allocating shared assets to the estimated balance sheets of our reporting units. We also consider our and our competitor's market capitalizations on the date we perform the analysis. Changes in judgment on these assumptions and estimates could result in a goodwill impairment charge.

Goodwill represents the excess of the purchase price and related costs over the value assigned to net tangible and identifiable intangible assets of businesses acquired and accounted for under the purchase method. We review and test our goodwill for impairment at the reporting unit level at least annually, or more frequently if events or changes in circumstances indicate that the carrying amount of such assets may be impaired. We operate in one operating segment, and this segment comprises our only reporting unit. We perform our test in the fourth quarter of each year using discounted cash flows, market multiples and market capitalization.  Significant estimates used in the methodologies include estimates of future cash-flows, future short-term and long-term growth rates, weighted average cost of capital and market multiples for the reporting unit. The fair value derived from these methodologies is then compared to the carrying value of the operating segment.

During 2007 and 2009, no impairment charges were identified. As a result of the impairment analysis for 2008, we determined that the goodwill balance was impaired as a result of adverse equity market conditions which caused a decline in industry market multiples and reduced fair values from our projected cash flows.  Accordingly, we recorded non-cash impairment charges of $79.1 million in 2008.

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

We have filed or are in the process of filing U.S. federal, state and foreign tax returns that are subject to audit by the respective tax authorities. Although the ultimate outcome is unknown, we believe that adequate amounts have been provided for and any adjustments that may result from tax return audits are not likely to materially adversely affect our consolidated results of operations, financial condition or cash flows.

Stock-based compensation

We account for stock-based compensation in accordance with ASC 718  (formerly FAS 123R) ”Compensation-Stock Compensation”. We utilize the Black-Scholes option pricing model to estimate the fair value of stock-based compensation at the date of grant. The Black-Scholes model requires subjective assumptions regarding dividend yields, expected volatility, expected life of options and risk-free interest rates. These assumptions reflect management’s best estimates. Changes in these inputs and assumptions can materially affect the estimate of fair value and the amount of our stock-based compensation expenses. We recognized stock-based compensation expense of $8.0 million in 2007, $4.3 million in 2008 and $2.0 million in 2009. As of December 31, 2009, there was approximately $1.8 million of total unrecognized stock-based compensation expense related to non-vested stock-based compensation arrangements granted by us. As of December 31, 2009, that expense is expected to be recognized over a weighted-average period of 0.96 years.

A.	OPERATING RESULTS

You should read this discussion with the consolidated financial statements and other financial information included in this Annual Report.

Overview

We design, develop and sell advanced voice over IP, or VoIP, and converged VoIP and data networking products and applications to service providers and enterprises. We are a VoIP technology leader focused on VoIP communications, applications and networking elements, and its products are deployed globally in broadband, mobile, cable, and enterprise networks. We provide a range of innovative, cost-effective products including media gateways, multi-service business gateways, residential gateways, IP phones, media servers, session border controllers, s and value-added applications.  Our underlying technology, VoIPerfectHD™, relies primarily on our leadership in DSP, voice coding and voice processing technologies. Our high definition (HD) VoIP technologies and products provide enhanced intelligibility, and a better end user communication experience in emerging Voice networks.

Our products enable our customers to build high-quality packet networking equipment and network solutions and provide the building blocks to connect traditional telephone networks to the VoIP networks, as well as connecting and securing multimedia communication between different packet-based networks. Our products are sold primarily to leading original equipment manufacturers, or OEMs, system integrators and network equipment providers in the telecommunications and networking industries.  We have continued to broaden our offerings, both from internal and external development and through acquisitions, as we have expanded in the last few years from selling chips to boards, subsystems, media gateway systems, media servers, session border controllers and messaging platforms. We have also increased our product portfolio to enhance our position in the market and serve our channels better as a “one stop shop” for Voice over IP hardware.

Our headquarters and research and development facilities are located in Israel with research and development extensions in the U.S. and U.K. We have other offices located in Europe, the Far East, and Latin America.

Nortel Networks, our largest customer, accounted for 17.0% of our revenues in 2007, 14.4% of our revenues in 2008 and 15.6% of our revenues in 2009. Nortel filed for bankruptcy protection in January 2009. Nortel has operated in bankruptcy since then while also selling a number of its business units and seeking to sell additional business units. As a result of Nortel’s bankruptcy filing, we could not recognize $1.7 million of sales to Nortel in the fourth quarter of 2008. During 2009, Nortel returned to us products with a sales price of $706,000. This amount reduced the $1.7 million of unpaid deferred revenues on our balance sheet. The remaining approximately $1.0 million of these deferred revenues represent an unsecured claim in Nortel’s bankruptcy proceeding. We do not know if we will recover any amount in the bankruptcy proceeding.

Our top five customers accounted for 32.8% of our revenues in 2007, 26.3% of our revenues in 2008 and 29.8% of our revenues in 2009. Based on our experience, we expect that our largest customers may change from period to period. If we lose a large customer and fail to add new customers to replace lost revenue, our operating results may be materially adversely affected.

Revenues based on the location of our customers for the last three fiscal years are as follows:

	2007	2008	2009
Americas	56.6%	52.4%	55. 6%
Far East	11.2	16.4	14.6
Europe	25.5	23.4	21.5
Israel	6.7	7.8	8.3
Total	100.0%	100.0%	100.0%

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

In May 2010, we acquired all of the remaining outstanding equity of Natural Speech Communication Ltd. that we did not own. NSC is based in Israel and is engaged in speech analytics and speech recognition technologies and products.

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

The currency of the primary economic environment in which our operations are conducted is the U.S. dollar, and as such, we use the U.S. dollar as our functional currency. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. All transaction gains and losses from the remeasurement of monetary balance sheet items denominated in non-U.S. dollar currencies are reflected in the statement of operations as financial income or expenses, as appropriate.

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

The general economic downturn, including disruptions in the world credit and equity markets, has had and continues to have a significant negative impact on business around the world.  The impact of this economic environment  on the technology industry and our major customers has been severe. Conditions may continue to be depressed or may be subject to further deterioration which could lead to a further reduction in consumer and customer spending overall, which could have an adverse impact on sales of our products.  A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their orders of our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity. In addition, any disruption in the ability of customers to access liquidity could lead customers to request longer payment terms from us or long-term financing of their purchases from us.  Granting extended payment terms or a significant adverse change in a customer’s financial and/or credit position could also require us to assume greater credit risk relating to that customer’s receivables or could limit our ability to collect receivables related to purchases by that customer.  As a result, our reserves for doubtful accounts and write-offs of accounts receivable could increase.

Results of Operations

The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
Statement of Operations Data:	2007	2008	2009
Revenues	100.0%	100.0%	100.0%
Cost of revenues	43.7	44.3	44.6
Gross profit	56.3	55.7	55.4
Operating expenses:
Research and development, net	25.7	21.6	23.8
Selling and marketing	27.1	25.5	25.5
General and administrative	6.1	5.3	6.2
Impairment of goodwill and intangible assets	-	48.7	-
Total operating expenses	58.9	101.1	55.5

Operating loss	(2.6)	(45.4)	(0.1)
Financial expenses, net	1.4	1.9	2.2
Loss before taxes on income	(4.3)	(47.3)	(2.3)
Taxes on income	0.8	0.3	0.2
Equity in losses of affiliated companies, net	0.7	1.5	0.1

Net loss	(5.5)%	(49.1)%	(2.6)%

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues.  Revenues decreased 28.0% to $125.9 million in 2009 from $174.7 million in 2008. The decrease in revenues was primarily due to the downturn in the global economy and the challenging business environment in the market for telecommunications products.

Gross Profit.  Cost of revenues includes the manufacturing cost of hardware, quality assurance, overhead related to manufacturing activity and technology licensing fees payable to third parties. Gross profit decreased to $69.7 million in 2009 from $97.3 million in 2008. Gross profit as a percentage of revenues decreased to 55.4% in 2009 from 55.7% in 2008.  The decrease in our gross profit percentage was primarily attributable to a decline in average selling prices of our products. The decrease in gross profit was partially offset by the results of our cost reduction plan implemented in the first quarter of 2009. In addition, the decrease in gross profit was partially offset by a reduction in manufacturing costs.

Research and Development Expenses, net.  Research and development expenses, net consist primarily of compensation and related costs of employees engaged in ongoing research and development activities, development-related raw materials and the cost of subcontractors less grants from the OCS. Research and development expenses decreased 20.8% to $30.0 million in 2009, from $37.8 million in 2008 and increased as a percentage of revenues to 23.8% in 2009 from 21.6% in 2008. The decrease in net research and development expenses on an absolute dollar basis was primarily due to our cost reduction plans implemented during 2008 and 2009 that reduced the number of research and development personnel and due to a decrease in stock-based compensation expense to $642,000 in 2009 from $1.5 million in 2008. We expect that research and development expenses will increase in an absolute dollar basis in 2010 as a result of our continued development of new products.

Selling and Marketing Expenses.  Selling and marketing expenses consist primarily of compensation for selling and marketing personnel, as well as exhibition, travel and related expenses. Selling and marketing expenses decreased 28.2% in 2009 to $32.1 million from $44.7 million in 2008. These expenses decreased primarily as a result of our cost reduction plans implemented during 2008 and 2009 which reduced the number of personnel in this area and a decrease in the stock-based compensation expense included in selling and marketing expenses to $913,000 in 2009 compared to $2.0 million in 2008, as well as a $718,000 decrease in amortization expenses. The decrease in amortization expenses was mainly due to an intangible asset impairment charge recorded in the fourth quarter of 2008. As a percentage of revenues, selling and marketing expenses were 25.5% in both 2008 and 2009.   We expect that selling and marketing expenses will increase on an absolute dollar basis in 2010 as a result of an expected increase in our sales force and marketing activities.

General and Administrative Expenses.  General and administrative expenses consist primarily of compensation for finance, human resources, general management, rent, network and bad debt reserve, as well as insurance and professional services expenses. General and administrative expenses decreased 15.2% to $7.8 million in 2009 from $9.2 million in 2008. As a percentage of revenues, general and administrative expenses increased to 6.2% in 2009 from 5.3% in 2008. The decrease in general and administrative expenses on an absolute dollar basis, was primarily due to our cost reduction plans implemented during 2008 and 2009 which reduced the number of our general and administrative personnel. We expect that general and administrative expenses will increase in absolute dollar terms to support our expected growth.

Impairment of Goodwill and Intangible Assets. We review goodwill for impairment annually during the fourth quarter of the fiscal year or more frequently if events or circumstances indicate that an impairment loss may have occurred. In the fourth quarter of fiscal 2008, in connection with the impact of weakening market conditions on our forecasts and a sustained, significant decline in the market capitalization to a level lower than our net book value, it was concluded that triggering events existed and we were required to test intangible assets and goodwill for impairment, in accordance with ASC 360-10-35 (formerly SFAS 144) "Property, Plant, and Equipment- Subsequent Measurement" and ASC 350 (formerly FAS 142) "Intangible, Goodwill and Other". As a result, in the fourth quarter of 2008, we recorded a goodwill impairment charge of approximately $79.1 million and an intangible assets impairment charge of $5.9 million. These impairment charges did not impact our business operations, cash flows or compliance with the financial covenants in our loan agreements. In 2009, there was no impairment charge.

Financial Expenses, Net.  Financial expenses, net consist primarily of interest derived on cash and cash equivalents, marketable securities, bank deposits and structured notes, net of interest accrued in connection with our senior convertible notes and bank loans and bank charges. Financial expenses, net, in 2009 were $2.7 million compared to $3.3 million in 2008. The decrease in financial expenses, net in 2009 was primarily due to lower interest expense recorded with respect to our senior convertible notes following the repurchase of notes in the fourth quarters of 2008 and 2009.

Taxes on Income.  Income taxes, net, were $290,000 in 2009 compared to $505,000 in 2008. The decrease is principally attributable to previous year’s tax refund received in 2009.

Equity in Losses of Affiliated Companies, Net.  Equity in losses of affiliated companies, net was $76,000 in 2009 compared to $2.6 million in 2008.  The decrease in these expenses is attributable to consolidating the financial results of NSC into our operating results starting December 1, 2008. Also, in 2008, these expenses included an impairment charge of $1.1 million related to an investment in an affiliate.

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

Research and Development Expenses, net.  Research and development expenses, net consist primarily of compensation and related costs of employees engaged in ongoing research and development activities, development-related raw materials and the cost of subcontractors less grants from the OCS. Research and development expenses decreased 7.1% to $37.8 million in 2008, from $40.7 million in 2007 and decreased as a percentage of revenues to 21.6% in 2008 from 25.7% in 2007. The decrease in net research and development expenses, both on an absolute and a percentage basis, was primarily due to our cost reduction plans implemented during 2007 and 2008 and due to a decrease in stock-based compensation expense which amounted to $1.5 million in 2008 and $3.0 million in 2007.

Selling and Marketing Expenses.  Selling and marketing expenses consist primarily of compensation for selling and marketing personnel, as well as exhibition, travel and related expenses. Selling and marketing expenses increased 4.1% in 2008 to $44.7 million from $42.9 million in 2007. These expenses increased because the effect of the higher value of the NIS compared to the U.S. dollar increased the cost of expenses denominated in NIS and higher commissions on sales were greater than the decrease in expenses as a result of our reduction in personnel. As a percentage of revenues, selling and marketing expenses decreased to 25.5% in 2008 from 27.1% in 2007. The decrease in selling and marketing expenses on a percentage basis was primarily a result of our revenues increasing at a faster rate than these expenses and due to a decrease in the stock-based compensation expense included in selling and marketing expenses which was $2.0 million in 2008 compared to $3.5 million in 2007.

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

Impairment of Goodwill and Intangible Assets. We review goodwill for impairment annually during the fourth quarter of the fiscal year or more frequently if events or circumstances indicate that an impairment loss may have occurred. In the fourth quarter of fiscal 2008, in connection with the impact of weakening market conditions on our forecasts and a sustained, significant decline in the market capitalization to a level lower than our net book value, it was concluded that triggering events existed and we were required to test intangible assets and goodwill for impairment, in accordance with ASC 360-10-35 (formerly SFAS 144) "Property, Plant and Equipment- Subsequent Measurement" and ASC 350 (formerly SFAS 142) "Intangible, Goodwill and Other". As a result, in the fourth quarter of 2008, we recorded a goodwill impairment charge of approximately $79.1 million and an intangible assets impairment charge of $5.9 million. These impairment charges do not impact our business operations, cash flows or compliance with the financial covenants in our loan agreements. There was no impairment charge in 2007.

Financial Expenses, Net.  Financial expenses, net consist primarily of interest accrued in connection with our senior convertible notes and bank loans and bank charges, net of interest derived on cash and cash equivalents, short-term and long-term marketable securities, short-term and long-term bank deposits and structured notes, . Financial expenses, net, in 2008 were $3.3 million compared to $2.2 million in 2007. The increase in financial expenses, net in 2008 was primarily due to lower interest rates and interest income, net, on the remaining net proceeds from our sale of senior convertible notes in November 2004 and due to interest expenses related to bank borrowings in the aggregate amount of $30 million during the second and third quarters of 2008, offset in part by reduced interest expense as the result of the repurchase of senior convertible notes in the fourth quarter of 2008.

Taxes on Income.  Taxes on income were $505,000 in 2008 compared to $1.3 million in 2007. The decrease was principally attributable to a reduction in the deferred tax liability.

Equity in Losses of Affiliated Companies, Net.  Equity in losses of affiliated companies, net was $2.6 million in 2008 compared to $1.1 million in 2007.  The increase in 2008 was primarily due to an impairment charge of $1.1 million related to an investment in an affiliate.

Impact of Inflation, Devaluation and Fluctuation of Currencies on Results of Operations, Liabilities and Assets

Since the majority of our revenues are paid in or linked to the U.S. dollar, we believe that inflation and fluctuations in the NIS/U.S. dollar exchange rate have no material effect on our revenues. However, a majority of the cost of our Israeli operations, mainly personnel and facility-related, is incurred in NIS.  Inflation in Israel and U.S. dollar exchange rate fluctuations have some influence on our expenses and, as a result, on our net income. Our NIS costs, as expressed in U.S. dollars, are influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar.

To protect against the changes in value of forecasted foreign currency cash flows resulting from payments in NIS, we maintain a foreign currency cash flow hedging program. We hedge portions of our forecasted expenses denominated in foreign currencies with forward contracts. These measures may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS Devaluation Rate %	Israeli inflation adjusted for devaluation %

2007	3.4	(9.0)	12.4
2008	3.8	(1.1)	4.9
2009	3.9	(0.7)	4.6

Five months ended May 31, 2010	0.0	1.4	(1.4)

Recent Accounting Pronouncements

Effective in 2009:

On January 1, 2009, we adopted an amendment to ASC 810, "Consolidation" (originally issued as FAS 160). According to the amendment, non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as a separate component of equity in the consolidated financial statements. As such, changes in the parent's ownership interest with no change of control are treated as equity transactions, rather than step acquisitions or dilution gains or losses. The amendment clarifies that losses of partially owned consolidated subsidiaries shall continue to be allocated to the non-controlling interests even when their investment was already reduced to zero.

The amendment applies prospectively, except for the presentation and disclosure requirements, which are applied retrospectively to all periods presented. As a result, upon adoption, we retroactively reclassified the "Minority interests" balance to be presented in a new caption in total shareholders' equity, "Non-controlling interest". The adoption also impacted certain captions previously used in the consolidated statement of operations, largely identifying net loss including the portion attributable to non-controlling interest and net loss attributable to AudioCodes' shareholders. This amendment required us to include the accumulated amount of non-controlling interest as part of shareholders' equity ($228 at December 31, 2008).

The net loss amounts we have previously reported are now presented as "Net loss attributable to AudioCodes' shareholders," and, as required, net loss per share continue to reflect amounts attributable only to AudioCodes' shareholders. Similarly, in the statements of changes in shareholders' equity, we distinguished between equity amounts attributable to AudioCodes' shareholders and amounts attributable to the non-controlling interest.

In June 2009, the Financial Accounting Standards Board ("FASB") issued a standard that established the FASB Accounting Standards Codification ("ASC") and amended the hierarchy of generally accepted accounting principles ("GAAP") such that the ASC became the single source of authoritative U.S. GAAP. Rules and interpretive releases issued by the SEC under authority of federal securities law are also sources of the authoritative GAAP for SEC registrants. All other literature is considered non-authoritative. New accounting standards issued subsequent to June 30, 2009 are communicated by the FASB through Accounting Standards Updates ("ASUs"). The ASC is effective from September 1, 2009. Throughout the notes to the consolidated financial statements references that were previously made to former authoritative U.S. GAAP pronouncements have been changed to coincide with the appropriate section of the ASC.

Effective January 1, 2009, we applied an amendment to ASC 470-20, “Debt with Conversion and Other Options” (formerly FSP APB 14-1 "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement))". The amended ASC stipulates that issuers of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) should separately account for the liability and equity components of those instruments by allocating the proceeds from issuance of the instrument between the liability component (the “Liability Component”) and the embedded conversion option (the “Equity Component”). This allocation is done by first determining the carrying amount of the Liability Component based on the fair value of a similar liability excluding the Equity Component, and then allocating to the Equity Component the excess of the initial proceeds ascribed to the convertible debt instrument over the amount allocated to the Liability Component. That excess is reported as a debt discount and subsequently amortized as interest cost over the instrument's expected life using the interest method. The cumulative effect of the change in accounting principle on periods prior to these presented in the amount of $9,329 is recognized as of January 1, 2007, as an offsetting adjustment to the opening balance of retained earnings for that period.

We used the income approach in order to estimate the value of the Liability Component. Under the income approach, the fair value of the liability component is determined based on the present value of the future cash flows using a discount rate that reflects the required rate of return for the liability. We used the following assumptions in order to estimate the required rate of return on the liability component: (1) time to maturity was determined to be 5 years, based on the assumption that the notes would be redeemed by the investors at their earliest contractual redemption date, (2) average yeild to maturity was derived from traded bonds with similar default risk and time to maturity as the convertible notes, and (3) the default risk was determined by comparing the Company’s historical financial ratios to those of other companies rated by Standard & Poor.

Still not effective:

In October 2009, the FASB issued an update to ASC 605-25, "Revenue recognition – Multiple-Element Arrangements", that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements to:

1)           Provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the consideration should be allocated;

2)           Require an entity to allocate revenue in an arrangement using estimated selling prices ("ESP") of deliverables if a vendor does not have vendor-specific objective evidence of selling price ("VSOE") or third-party evidence of selling price ("TPE");

3)           Eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and

4)           Require expanded disclosures of qualitative and quantitative information regarding application of the multiple-deliverable revenue arrangement guidance.

The mandatory adoption date is January 1, 2011. We may elect to adopt the update prospectively, to new or materially modified arrangements beginning on the adoption date, or retrospectively, for all periods presented. We are currently evaluating the impact of this update on our consolidated results of operations and financial condition.

In January 2010, the FASB updated the "Fair Value Measurements Disclosures". More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation of fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. As applicable to us, this update will become effective as of the first interim or annual reporting period beginning after December 15, 2009, except for the gross presentation of the Level 3 roll forward information, which is required for annual reporting periods beginning after December 15, 2010 and for interim reporting periods within those years. We do not expect that the adoption of this update will have a material impact on our consolidated financial statements.

B.	LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations for the last three years, from the remaining proceeds of our sale of convertible notes, as well as with cash from operations in those years.

In November 2004, we raised net proceeds of approximately $120.2 million in a private placement of $125.0 million aggregate principal amount of our 2.00% Senior Convertible Notes due 2024.  Holders of the notes are entitled to convert the notes into our ordinary shares at a conversion rate of 53.4474 ordinary shares per $1,000 principal amount of notes, which is the equivalent to a conversion price of approximately $18.71 per share.  The conversion rate is subject to adjustment in certain circumstances, such as changes in our capital structure or upon the issuance by us of share dividends or certain cash distributions. During 2008, we repurchased $51.5 million in principal amount of our 2% Senior Convertible Notes for a total cost, including accrued interest, of $50.2 million. In November 2009, we repurchased approximately $73.1 million in principal amount of the Notes.  As of December 31, 2009, there was a total of $403,000 in principal amount of the Notes outstanding. The remaining outstanding Notes may be redeemed by us, in whole or in part at any time.  The holders of these outstanding Notes may require us to redeem the Notes on November 9, 2014 or November 9, 2019, or upon certain fundamental changes.

In April and July 2008, we entered into loan agreements with banks in Israel that provide for borrowings of an aggregate of $30 million. The loans bear interest at an annual rate equal to LIBOR plus 1.3%-1.5% with respect to $23 million of borrowings and LIBOR plus 0.5%-0.65% with respect to $7 million of borrowings.   The principal amount borrowed is repayable in 20 equal quarterly payments from August 2008 through July 2013. The banks have a lien on our assets and we are required to maintain $7 million of compensating balances with the banks.  The agreements require us, among other things, to maintain shareholders' equity at specified levels and to achieve certain levels of operating income. The agreements also restrict us from paying dividends. As of December 31, 2009 and March 31, 2010, we were in compliance with the covenants contained in the loan agreements.

As of December 31, 2009, we had $52.9 million in cash and cash equivalents, marketable securities and bank deposits, a decrease of approximately $62.2 million from $115.1 million at December 31, 2008.  The decline in this amount was primarily attributable to the repurchase of approximately $73.1 million in principal amount of our Senior Convertible Notes in the fourth quarter of 2009, offset, in part, by cash provided by operating activities.

In January 2008, our Board approved a program to repurchase up to 4,000,000 of our ordinary shares. Purchases would be made from time-to-time at the discretion of management subject, among other things, to our share price and market conditions. If management elects to have us purchase our shares, we will use a portion of our cash to effect these purchases. In 2008, we repurchased a total of approximately 3.5 million ordinary shares at a total cost of $13.7 million.  We did not repurchase any of our ordinary shares in 2009.

Cash from Operating Activities

Our operating activities provided cash in the amount of $21.0 million in 2009, primarily due to a decrease in trade receivables, net, of $11.0 million, a decrease in inventories of $7.1 million, non-cash depreciation and amortization expenses of $5.0 million and non-cash amortization of discount and deferred charges on our senior convertible notes of $2.9 million, offset, in part, by our net loss, a decrease of $3.5 million in other payables and accrued expenses and a decrease of $3.1 million in trade payables. Our trade receivables and our inventories decreased primarily because of our lower sales volume in 2009 than in  2008. Our trade receivables also decreased because of increased collection efforts. Our trade payables, other payables and accrued expenses decreased primarily because of our lower cost of goods sold in 2009 than in 2008 and implementation of cost reduction steps and a wage cut in January 2009.

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

Cash from Investing Activities

In 2009, our investing activities provided cash in the amount of $60.3 million, primarily due to the net proceeds from bank deposits and from redemption of marketable securities on maturity.

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

Cash from Financing Activities

In 2009, we used cash in financing activities of $79.1 million as a result of $73.1 million used to repurchase our Senior Convertible Notes and $6.0 million used for repayment of bank loans.

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

Financing Needs

We anticipate that our operating expenses will be a material use of our cash resources for the foreseeable future.  We believe that our current working capital is sufficient to meet our operating cash requirements for at least the next twelve months, including payments required under our existing bank loans.  Part of our strategy is to pursue acquisition opportunities. If we do not have available sufficient cash to finance our operations and the completion of additional acquisitions, we may be required to obtain additional debt or equity financing. We cannot be certain that we will be able to obtain, if required, additional financing on acceptable terms or at all.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and Development

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing products and to develop new ones. We are developing more advanced communications boards, analog and digital media gateways for carrier and enterprise applications, media servers and session border controllers. Our platforms will feature increased trunk capacity, new functionalities, enhanced signaling software and compliance with new control protocols. As of December 31, 2009, 248 of our employees were engaged primarily in research and development on a full-time basis. We also employed 2 employees on a part-time basis.

Our research and development expenses were $30.0 million in 2009 compared to $37.8 million in 2008 and $40.7 million in 2007 . From time to time we have received royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the OCS. As a recipient of grants from the OCS, we are obligated to perform all manufacturing activities for projects subject to the grants in Israel unless we receive an exemption. Know-how from the research and development which is used to produce products may not be transferred to third parties without the approval of the OCS and may further require significant payments. The OCS approval is not required for the export of any products resulting from such research or development. Through December 31, 2009, we had obtained grants from the OCS aggregating $8.5 million for certain of our research and development projects. We are obligated to pay royalties to the OCS, amounting to 3%-4.5% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, linked to the U.S. dollar and bearing interest at the rate of LIBOR at the time of grant. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

D.	TREND INFORMATION

The accelerated demand for VoIP technology has impacted our business during the last few years. Over the past few years, the shift from traditional circuit-switched networks to next generation packet-switched networks has continued to gain momentum. As data traffic becomes the dominant factor in communications, service providers are building and maintaining converged networks for integrated voice and data services. In addition, underdeveloped markets without basic wire line service in countries such as China and India and certain countries in Eastern Europe are beginning to use VoIP technology to deliver voice and data services that were previously unavailable. In addition, the growth in broadband access and related technologies has driven the emergence of alternative service providers. This in turn stimulates competition with incumbent providers, encouraging them to adopt voice over packet technologies. The entry of new industry players and the demand for new equipment have impacted our business in the last few years.

In 2009, we continued to experience pressure to shorten our lead times in supplying products to customers. Some of our customers are implementing “demand pull” programs by which they only purchase our product very close to the time, if not simultaneously with the time, they plan to sell their product. We are increasing our sales efforts in new markets, such as Latin America, Eastern Europe and Far East. We have introduced new system level products, and applications in our product lines.  We are still experiencing low visibility into customer demand for our products and our ability to predict our level of sales.

E.	OFF-BALANCE SHEET ARRANGEMENTS

We do not have any “off-balance sheet arrangements” as this term is defined in Item 5E of Form 20-F.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2009, our contractual obligations were as follows (in thousands):

	PAYMENTS DUE BY PERIOD
	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS	TOTAL
Senior convertible notes			403		403
Bank loans	6,000	15,750			21,750
Rent and lease commitments	4,686	11,770	4,813	12,901	34,170
Severance pay fund (1)					1,101
Uncertain tax positions (2)					322
Office of the Chief Scientist				8,715	8,715
Other commitments	930	–	–	–	930
(1)   Our obligation for accrued severance pay under Israel’s Severance Pay Law as of December 31, 2009 was $13.3 million. This obligation is payable only upon termination, retirement or death of the respective employee. We have funded $12.2 million through deposits into severance pay funds, leaving a net obligation of approximately $1.1 million.

(2) Uncertain income tax position under ASC 740 (formerly FASB Interpretation No 48), “Income Taxes”, are due upon settlement and we are unable to reasonably estimate the ultimate amount of timing of settlement. See also Note 14f in our Consolidated Financial Statements for further information regarding our liability under ASC 740.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information with respect to our directors, senior executive officers and key employees at June 15, 2010:

Name	Age	Position
Shabtai Adlersberg	57	Chairman of the Board, President, Chief Executive Officer and Interim Chief Financial Officer
Lior Aldema	44	Chief Operating Officer
Jeffrey Kahn	52	Chief Strategy Officer
Eyal Frishberg	52	Vice President, Operations
Eli Nir	44	Vice President, Research and Development
Yehuda Hershkovici	43	Vice President, Systems
Tal Dor	41	Vice President, Human Resources
Gary Drutin	49	Vice President, Global Sales
Joseph Tenne(1)(2)(3)	54	Director
Dr. Eyal Kishon(1)(2)(3)	49	Director
Doron Nevo(1)(2)(3)	54	Director
Osnat Ronen(1)(2)	48	Director

(1) Member of Audit Committee
(2) Member of Nominating Committee
(3) Member of Compensation Committee

Shabtai Adlersberg co-founded AudioCodes in 1993, and has served as our Chairman of the Board, President and Chief Executive Officer since inception. He has also acted as our Interim Chief Financial Officer since May 1, 2010. Mr. Adlersberg co-founded DSP Group, a semiconductor company, in 1987. From 1987 to 1990, Mr. Adlersberg served as the Vice President of Engineering of DSP Group, and from 1990 to 1992, he served as Vice President of Advanced Technology. As Vice President of Engineering, Mr. Adlersberg established a research and development team for digital cellular communication which was spun-off in 1992 as DSP Communications. Mr. Adlersberg also serves as Chairman of the Board of Directors of Natural Speech Communication Ltd. and as a director of MailVision Ltd and CTI Squared Ltd. Mr. Adlersberg holds an M.Sc. in Electronics and Computer Engineering from Tel Aviv University and a B.Sc. in Electrical Engineering from the Technion-Israel Institute of Technology, or the Technion.

Lior Aldema has served as Chief Operating Officer since January 2010 and previously served as our Vice President, Product Management from 2002 until 2009, as well as our Vice President Marketing from February 2003 until 2009. He has been employed by us since 1998, when he was team leader and later headed our System Software Group in our research and development department. Prior to 1998, Mr. Aldema served as an officer in the Technical Unit of the Intelligence Corps of the Israeli Defense Forces (Major), heading both operational units and large development groups related to various technologies. Mr. Aldema holds an M.B.A. from Tel Aviv University and a B.Sc. from the Technion.

Jeffrey Kahn has served as our Chief Strategy Officer since January 2010. Prior to joining us, Mr. Kahn served as Founder and Managing Director of Strategy3i, a global consultancy that he established in 2007 to provide counseling to leading global companies, including Pfizer, Unicredit and Renova, among others. From 2005 to 2007, Mr. Kahn served as a director of investment banking at Maxim Group LLC, and from 1995 to 2005 he served as the Chief Strategic Officer of Ruder Finn International, one of the world’s largest and oldest independent global communications firms.  Mr. Kahn holds a B.A. in international relations and psychology from Brooklyn College and has done graduate studies in international relations and psychology at Tel Aviv University.

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

Yehuda Hershkovici has served as our Vice President, Systems Group since 2003. From 2001 to 2003, Mr. Hershkovici served as our Vice President, Advanced Products. From 2000 to 2001, Mr. Hershkovici served as our Director of Advanced Technologies. From 1994 to 1998 and during 1999, Mr. Hershkovici held a variety of research and development positions at Advanced Recognition Technologies, Ltd., a voice and handwriting recognition company, heading its research and development from 1999 to 2000 as Vice President, Research and Development. From 1998 to 1999, Mr. Hershkovici was engaged in developing various wireless communication algorithms at Comsys, a telecommunications company. Mr. Hershkovici holds an M.Sc. and a B.Sc., from the Technion both in the area of telecommunications.

Tal Dor has served as our Vice President of Human Resources since March 2000. Prior to March 2000, Ms. Dor acted for several years as a consultant in Israel to, among others, telephone and cable businesses, as well as health and social service organizations. Ms. Dor holds a B.A. in psychology, from Ben-Gurion University of the Negev and an M.A. in psychology from Tel Aviv University.

Gary Drutin currently serves as our Vice President of Global Sales.  Mr. Drutin was the Vice President of Sales for Europe, Middle East and Latin America from 2005 until 2007 and Vice President of Channel Operations and Marketing from 2004 until 2005.  From 2001 until 2004, Mr. Drutin was Country Manager and General Manager for Cisco Israel, Cyprus and Malta and from 1997 until 2001 served as regional sales manager for service providers and enterprises for Cisco Israel. From 1990 until 1997, he served in sales management roles at Digital Equipment Corporation Israel. Mr. Drutin holds an M.B.A degree from Tel-Aviv University in Information Systems and Marketing and a B.Sc. degree in Computer Engineering from the Technion.

Joseph Tenne has served as one of our directors since June 2003. Mr. Tenne is currently the Chief Financial Officer of Ormat Technologies, Inc., a company listed on the New York Stock Exchange, which is engaged in the geothermal and recovered energy business. Since January 2006, Mr. Tenne has also served as the Chief Financial Officer of Ormat Industries Ltd., an Israeli holding company listed on the Tel-Aviv Stock Exchange and the parent company of Ormat Technologies, Inc.  From 2003 to 2004, Mr. Tenne was the Chief Financial Officer of Treofan Germany GmbH & Co. KG, a German company, which is engaged in the development, production and marketing of oriented polypropylene films, which are mainly used in the food packaging industry. From 1997 until 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel and a member of PricewaterhouseCoopers International Limited. Mr. Tenne holds a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

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

Osnat Ronen has served as one of our directors since December 2007. Ms. Ronen has served as General Partner of Viola Private Equity since January 2008.  From 2001 until 2007, Ms. Ronen was the Deputy Chief Executive Officer of Leumi & Co. Investment House, the private equity investment arm and investment banking services arm of the Leumi Group.  Prior to this position, she was Deputy Head of the Subsidiaries Division of Leumi Group from 1999 until 2001.  Ms. Ronen serves as a director of Leumi Leasing and Investments Ltd., National Consultants (Netconsultant) Ltd., Fox-Wizel Ltd., Paz Oil Company Ltd. and Keshet Broadcasting Ltd.  Ms. Ronen received an M.B.A. degree and a BSc degree in mathematics and computer science from the Tel Aviv University.

B.	COMPENSATION

The aggregate direct remuneration paid during the year ended December 31, 2009 to the 14 persons who served in the capacity of director, senior executive officer or key employee during 2009 was approximately $2.6 million, including approximately $308,000 which was set aside for pension and retirement benefits. Two of the persons who were officers in 2009 are no longer employed by us. The compensation amounts do not include amounts expended by us for automobiles made available to our officers, expenses (including business, travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

Stock options to purchase our ordinary shares granted to persons who served in the capacity of director or executive officer under our 1997, 1999 and 2008 Stock Option Plans are generally exercisable at the fair market value at the date of grant, and expire ten years (under the 1997 Plan) and seven years (under the 1999 Plan and the 2008 Plan), respectively, from the date of grant. The options are generally exercisable in four equal annual installments, commencing one year from the date of grant.

As of December 31, 2009, both the 1997 and 1999 Stock Option Plans had expired and no options are available for future grants under these plans.

A summary of our stock option activity and related information for the years ended December 31, 2007, 2008 and 2009 for the 14 persons who served in the capacity of director, senior executive or key employee officer during 2009 is as follows:

	2007		2008		2009
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at the beginning of the year	1,842,269	$9.72	2,002,269	$7.54	1,778,269	$7.66

Granted	352,500	$6.42	85,000	$3.25	483,577	$1.42
Cancelled	(176,000)		(225,000)		(358,418)
Exercised	(16,500)	$2.31	(84,000)	$2.23	(37,500)	$0

Outstanding at the end of the year	2,002,269	$7.54	1,778,269	$7.66	1,865,928	$6.44

As of December 31, 2009, options to purchase 1,262,351 ordinary shares were exercisable by the 14 persons who served as an officer or director during 2009 at an average exercise price of $8.21 per share.

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

To qualify as an outside director under Israeli law, an individual or his or her relatives, partners, employers or entities under the person's control may not have, and may not have had at any time during the previous two years, any affiliation, as such term is defined in the Companies Law, with the company or any entity controlling, controlled by or under common control with the company. In addition, no individual may serve as an outside director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an outside director or are likely to interfere with his or her ability to serve as a director. For a period of two years from termination from office, a former outside director may not serve as a director or employee of the company or provide professional services to the company for consideration. Pursuant to the Israeli Companies Law, at least one of the outside directors appointed by a publicly-traded company must have “financial and accounting expertise.” The other outside directors are required to possess “financial and accounting expertise” or “professional expertise,” as these terms are defined in regulations promulgated under the Companies Law. Joseph Tenne is designated as the audit committee’s financial expert.

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

Pursuant to an amendment to the Israeli Companies Law, an Israeli company whose shares are publicly traded may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors will constitute individuals complying with certain independence criteria prescribed by the Israeli Companies Law.  We have not included such a provision in our articles of association since our board of directors complies with the independence requirements of the Nasdaq and Securities and Exchange Commission regulations described above.

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

Compensation Committee

Nasdaq rules also provide that the compensation of a company’s chief executive officer and other executive officers is required to be approved either by a majority of the independent directors on the board of directors or a committee comprised solely of independent directors. Our board of directors has appointed Dr. Eyal Kishon, Doron Nevo and Joseph Tenne to serve on our Compensation Committee of the board of directors. All members of the Compensation Committee are independent under the applicable Nasdaq rules.

Internal Auditor

Under the Companies Law, our board of directors is also required to appoint an internal auditor proposed by the audit committee. The internal auditor may be our employee, but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of our independent accounting firm. The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure. Brightman, Almagor Zohar & Co. (a member firm of Deloitte & Touche in Israel) was appointed as our internal auditor in November 2008. Previously, Eitan Hashachar CPA had been our internal auditor since January 2001.

Board Classes

Pursuant to our articles of association, our directors, other than our outside directors, are classified into three classes (classes I, II and III). The members of each class of directors and the expiration of the term of office is as follows:

Vacant	Class I	2010
Joseph Tenne	Class II	2011
Shabtai Adlersberg	Class III	2012

We currently do not have a Class I director.

Our outside directors under the Companies Law, Doron Nevo, Dr. Eyal Kishon and Osnat Ronen, are not members of any class and serve in accordance with the provisions of the Companies Law. Mr. Nevo’s term ends in 2012, Dr. Kishon’s term ends in 2011, and Ms. Ronen’s term ends in 2010.

D.	EMPLOYEES

We had the following number of employees as of December 31, 2007, 2008 and 2009 in the areas set forth in the table below:

	As of December 31,
	2007	2008	2009
Research and development	296	249	248
Sales & marketing, technical service & support	249	209	201
Operations	99	92	88
Management and administration	44	45	41
	688	595	578

Our employees were located in the following areas as of December 31, 2007, 2008 and 2009.

	As of December 31,
	2007	2008	2009
Israel	425	382	384
United States	197	151	125
Europe	29	27	26
Far East	31	28	36
Latin America	6	7	7
	688	595	578

The decrease in the number of employees in 2008 and 2009 was primarily attributable to our cost reduction plans implemented in 2007 and 2008. In 2009, salary reduction measures were taken with respect to our employees worldwide.

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

Pursuant to an order issued in December 2007 by the Israeli Minister of Industry, Trade and Labor, new provisions relating to pension arrangements in the collective bargaining agreements between the Histadrut and the Coordination Bureau of Economic Organizations will apply to all employees in Israel, including our employees in Israel. We regularly contribute to a “Manager’s Insurance Fund” or to a privately managed pension fund on behalf of our employees located in Israel. These funds provide employees with a lump sum payment upon retirement (or a pension, in case of a pension fund) and severance pay, if legally entitled thereto, upon termination of employment. We provide for payments to a Manager’s Insurance Fund and pension fund contributions in the amount of 13.3% of an employee’s salary on account of severance pay and provident payment or pension, with the employee contributing 5.0% of his salary. We also pay an additional amount of up to 2.5% of certain of our employees’ salaries in connection with disability payments. In addition, we administer an Education Fund for our Israeli employees and pay 7.5% of these employees’ salaries thereto, with the employees contributing 2.5% of their salary.

E.	SHARE OWNERSHIP

The following table sets forth the share ownership and outstanding number of options of our directors and officers as of June 15, 2010.

Name	Total Shares Beneficially Owned	Percentage of Ordinary Shares	Number of Options
Shabtai Adlersberg	5,572,576	13.8%	277,514

Eyal Frishberg	*		*
Eli Nir	*		*
Lior Aldema	*		*
Yehuda Hershkovici	*		*
Tal Dor	*		*
Gary Drutin	*		*
Jeff Kahn	*		*
Joseph Tenne	*		*
Dr. Eyal Kishon	*		*
Doron Nevo	*		*
Osnat Ronen	*		*

*Less than one percent.

Our officers and directors have the same voting rights as our other shareholders.

The following tables sets forth information with respect to the options to purchase our ordinary shares held by Mr. Adlersberg as of June 15, 2010. In addition, on December 14, 2009, we granted to Mr. Adlersberg restricted share units that will enable him to receive 40,269 of our ordinary shares subject to his continuing service to us. These shares vest quarterly over a four-year period from the date of grant. As of June 15, 2010, 5,031 of these shares had vested.

Number of Options	Grant Date	Exercise Price	Exercised	Cancelled	Vesting	Expiration Date

275,000	September 23, 2004	$12.84	-	-	5 years	September 23, 2011
120,808	December 14, 2009	$2.57	-	-	4 years	December 14, 2016

Employee Share Plans

We have Employee Share Purchase Plans for the sale of shares to our employees and Employee Share Option Plans for the granting of options to our employees, officers, directors and consultants. Most of these plans are pursuant to the Israeli Income Tax Ordinance, entitling the beneficiaries who are our employees to tax benefits under Israeli law. There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee for each of the beneficiaries who is granted options.  For tax benefits each option, and any ordinary shares acquired upon the exercise of the option, must be held by the trustee at least for a period commencing on the date of grant and ending no later than 24 months after the date of grant, in accordance with the period of time specified by Section 102 of Israel’s Income Tax Ordinance, and deposited in trust with the trustee.

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

During 2008, our Board of Directors decided to suspend operation of the Employee Share Purchase Plans.

Employee Share Option Plans

2008 Equity Incentive Plan.  We have adopted an equity incentive plan under Section 102 of the Israeli Income Tax Ordinance, or Section 102, which provides certain tax benefits in connection with share-based compensation to employees, officers and directors.  This plan, our 2008 Equity Incentive Plan, was approved by the Israeli Tax Authority.

Under our equity incentive plan, we may grant our directors, officers and employees restricted shares, restricted share units and options to purchase our ordinary shares under Section 102.  We may also grant other persons awards under our equity incentive plan.  However, such other persons (controlling shareholders and consultants) will not enjoy the tax benefits provided by Section 102.  The total number of ordinary shares that were originally available for grant under the 2008 Plan was 2,009,122. This number is reduced by one share for each option we grant under the 2008 Plan. During 2009, options to purchase 1,054,308 ordinary shares and 40,269 restricted share units were granted under the 2008 Plan. As a result, as of December 31, 2009, 914,545 ordinary shares remained available for grant under the 2008 Plan.

The Israeli Tax Authority approved the 2008 Plan under the capital gains tax track of Section 102.  Based on Israeli law currently in effect and the election of the capital gains tax track, and provided that options, restricted shares and restricted shares units granted or, upon their exercise or vesting, the underlying shares, issued under the plan are held by a trustee for the two years following the date in which such awards are granted, our employees, officers and directors will be (i) entitled to defer any taxable event with respect to the awards until the underlying ordinary shares are sold, and (ii) subject to capital gains tax of 25% on the sale of the shares.  However, if we grant awards at a value below the underlying shares' market value at the date of grant, the 25% capital gains tax rate will apply only with respect to capital gains in excess of the underlying shares' market value at the date of grant and the remaining capital gains will be taxed at the grantee's regular tax rate.  We may not recognize a tax benefit pertaining to the employees' restricted shares, restricted share units and options for tax purposes except in the events described above under which the gain is taxed at the grantee's regular tax rate.

Restricted shares, restricted share units and options granted under the 2008 Plan will generally vest over four years from the grant date.  If the employment of an employee is terminated for any reason, the employee (or in the case of death, the designated beneficiary) may exercise his or her vested options within ninety days of the date of termination (or within twelve months of the date of termination in the case of death or disability) and shall be entitled to any rights upon vested restricted shares and vested restricted share units to be delivered to the employee to the extent that they were vested prior to the date his or her employment terminates. Directors are generally eligible to exercise his or her vested options within twelve months from the date the director ceases to serve on the board of directors.

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

To our knowledge, (A) we are not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government and (B) there are no arrangements, the operation of which may at a subsequent date result in a change in control of AudioCodes. The following table sets forth, as of June 15, 2010, the number of our ordinary shares, which constitute our only outstanding voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding ordinary shares, and (ii) all of our directors and senior executive officers as a group.

Identity of Person or Group	Amount Owned	Percent of Class
Shabtai Adlersberg(1)	5,850,090	14.4%
Leon Bialik(2)	4,079,322	10.1%
Rima Management, LLC(3)	2,978,592	7.4%
All directors and senior executive officers as a group (11 persons)(4)	6,669,024	16.4%

(1)	Includes options to purchase 275,000 shares, exercisable within sixty days of June 15, 2010 and 2,514 restricted shares units that vest within sixty days of June 15, 2010.
(2)	The information is derived from a statement on Schedule 13G/A, dated February 8, 2010 of Leon Bialik filed with the Securities and Exchange Commission.
(3)	The information is derived from a statement on Schedule 13G, dated February 16, 2010, of Rima Management, LLC and Richard Mashaal filed with the Securities and Exchange Commission.
(4)
Includes 1,096,448 ordinary shares which may be purchased pursuant to options exercisable  within sixty days following June 15, 2010 and restricted shares units that vest within 60 days of June 15, 2010.

Mr. Adlersberg held 14.4% of our ordinary shares as of December 31, 2009, as compared to 14.3% of our ordinary shares as of December 31, 2008 and 13.9% of our ordinary shares as of December 31, 2007.

Mr. Bialik held 10.1% of our ordinary shares as of December 31, 2009 as compared to 10.2% of our ordinary shares as of December 31, 2008 and 9.8% of our ordinary shares as of December 31, 2007.

Rima Management, LLC held 7.4% of our ordinary shares as of December 31, 2009 as compared to 7.2% of our ordinary shares as of December 31, 2008 and less than 5.0% of our ordinary shares as of December 31, 2007.

As of June 15, 2010, there were approximately 21 holders of record of our ordinary shares in the United States, although we believe that the number of beneficial owners of the ordinary shares is significantly greater. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

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

No significant change has occurred since December 31, 2009, except as otherwise disclosed in this Annual Report.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Our ordinary shares are listed on the Nasdaq Global Select Market and The Tel Aviv Stock Exchange under the symbol “AUDC.”

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by the Nasdaq Global Select Market.

Calendar Year	Price Per Share
	High	Low
2009	$3.06	$0.92
2008	$5.26	$1.47
2007	$10.40	$4.55
2006	$14.64	$8.77
2005	$17.00	$8.67

Calendar Period	Price Per Share
	High	Low
2010
Second quarter (through June 15, 2010)	$4.39	$2.43
First quarter	$4.17	$2.65

2009
Fourth quarter	$3.06	$1.94
Third quarter	$2.40	$1.37
Second quarter	$1.60	$1.16
First quarter	$1.90	$0.92
2008
Fourth quarter	$2.63	$1.47
Third quarter	$4.42	$2.31
Second quarter	$4.73	$3.62
First quarter	$5.26	$2.50

Calendar Month	Price Per Share
	High	Low
2010
May	$3.80	$2.43
April	$4.39	$3.80
March	$4.17	$3.50
February	$3.58	$3.04
January	$3.50	$2.65

2009
December	$2.90	$2.38

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by The Tel Aviv Stock Exchange. All share prices shown in the following table are in NIS. As of December 31, 2009, the exchange rate was equal to approximately NIS 3.775 per U.S. $1.00.

Calendar Year	Price Per Share
	High	Low
2009	NIS 11.55	NIS 4.26
2008	NIS 20.20	NIS 5.71
2007	NIS 44.00	NIS 18.90
2006	NIS 66.27	NIS 38.10
2005	NIS 73.80	NIS 40.20

Calendar Period	Price Per Share
2010
Second quarter (through June 15, 2010)	NIS 16.05	NIS 9.20
First quarter	NIS 15.25	NIS 9.50
2009
Fourth quarter	NIS 11.55	NIS 7.61
Third quarter	NIS 8.30	NIS 5.50
Second quarter	NIS 6.64	NIS 4.70
First quarter	NIS 7.33	NIS 4.26
2008
Fourth quarter	NIS 9.20	NIS 5.72
Third quarter	NIS 15.22	NIS 8.46
Second quarter	NIS 15.62	NIS 12.14
First quarter	NIS 20.20	NIS 10.81

Calendar Month	Price Per Share
	High	Low
2010
May	NIS 14.65	NIS 9.20
April	NIS 16.05	NIS 14.30
March	NIS 15.25	NIS 13.01
February	NIS 13.60	NIS 11.40
January	NIS 12.88	NIS 9.50
2009
December	NIS 10.74	NIS 8.93

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

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

Share Capital

Our authorized share capital consists of NIS 1,025,000 divided into 100,000,000 ordinary shares, nominal value NIS 0.01 per share, and 2,500,000 preferred shares, nominal value NIS 0.01 per share.  As of June 15, 2010, we had 40,492,225 ordinary shares outstanding and no preferred shares outstanding.

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

The board of directors may, whenever it thinks fit, convene a special shareholders meeting. The board of directors must convene a special shareholders meeting at the request of:

•	at least two directors;
•	at least one-quarter of the directors in office; or
•	one or more shareholders who hold at least 5% of the outstanding share capital and at least 1% of the voting rights, or one or more shareholders who hold at least 5% of the outstanding voting rights.

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

The office holder must make the disclosure of his personal interest no later than the first meeting of the company’s board of directors that discusses the particular transaction. The office holder’s duty to disclose shall not apply in the event that the personal interest only results from a personal interest of the office holder’s relative in a transaction that is not an “extraordinary transaction”. The Companies Law defines an “extraordinary transaction” as a transaction not in the ordinary course of business, not on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities, and a "relative" as a spouse, sibling, parent, grandparent, descendent, spouse's descendant and the spouse of any of the foregoing.

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

Anti-Takeover Provisions Under Israeli Law

The Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold 25% or more of the voting rights in the company, unless there is already another shareholder of the company with 25% or more of the voting rights.  Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold more than 45% of the voting rights in the company, unless there is a shareholder with more than 45% of the voting rights in the company.

The Companies Law requires the parties to a proposed merger to file a merger proposal with the Israeli Registrar of Companies, specifying certain terms of the transaction.  Each merging company's board of directors and shareholders must approve the merger.  Shares in one of the merging companies held by the other merging company or certain of its affiliates are disenfranchised for purposes of voting on the merger.  A merging company must inform its creditors of the proposed merger.  Any creditor of a party to the merger may seek a court order blocking the merger, if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of the parties to the merger.  Moreover, a merger may not be completed until at least 50 days have passed from the time that the merger proposal was filed with the Israeli Registrar of Companies and at least 30 days have passed from the approval of the shareholders of each of the merging companies.

Finally, in general, Israeli tax law treats stock-for-stock acquisitions less favorably than does U.S. tax law.  Israeli tax law has been amended to provide for tax deferral in specified acquisitions, including transactions where the consideration for the sale of shares is the receipt of shares of the acquiring company.  Nevertheless, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation or to taxation before his investment in the foreign corporation becomes liquid, although in the case of shares of a foreign corporation that are traded on a stock exchange, the tax may be postponed subject to certain conditions.

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

In April 2008, we entered into a loan agreement with First International Bank of Israel that provides for borrowings in the aggregate amount of $15 million. The loan bears interest at LIBOR plus 1.5% with respect to $11.5 million of the loan and LIBOR plus 0.65% with respect to the remaining amount of $3.5 million of the loan. The principal amount borrowed is repayable in 20 equal quarterly payments through April 2013. The bank has a lien on our assets and we are required to maintain $3.5 million of compensating balances with the bank.  The agreement requires us, among other things, to maintain shareholders' equity at specified levels and to achieve certain levels of operating income. The agreement also restricts us from paying dividends.

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

Israeli Tax Considerations

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax on taxable income at the rate of 26% for the 2009 tax year. Following an amendment to the Israeli  Income Tax Ordinance (new version) 1961 (the “Tax ordinance”), which came into effect on January 1, 2006, the corporate tax rate in Israel is scheduled to decrease as follows:  25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than the gains deriving from the sale of listed securities) derived after January 1, 2003. In July 2009, Israel's Parliament (the Knesset) passed the Economic Efficiency Law (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in the Israeli corporate tax rate and real capital gains tax rate starting from 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%. However, the effective tax rate payable by us that derives income from an approved or privileged enterprise may be considerably less.

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

We have elected the alternative package of tax exemptions and reduced tax rates for our production facilities that have received Approved Enterprise status. Accordingly, income derived from these facilities is generally entitled to a tax-exemption period of two years and a reduced corporate tax rate of 10% to 25% for an additional period of five to eight years, based on our percentage of foreign investment. The tax benefits for our existing Approved Enterprise programs are scheduled to gradually expire by 2017. The period of tax benefits for each capital investment plan expires upon the earlier of: (1) twelve years from completion of the investment under the approved plan, or (2) fourteen years from receipt of approval (these limits do not apply to the exemption period).

Out of our retained earnings as of December 31, 2009, approximately $540,000 are tax-exempt. If we were to distribute this tax-exempt income before our complete liquidation, it would be taxed at the reduced corporate tax rate applicable to these profits (10% to 25%), and an income tax liability of up to approximately $135,000 would be incurred. Our board of directors has currently determined that we will not distribute any amounts of our undistributed tax exempt income as dividend. We intend to reinvest our tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to our Approved Enterprise.

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

In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of conditions stipulated in the Investment Law and related regulations and the criteria set forth in the specific certificate of approval. In the event that a company does not meet these conditions, it will be subject to corporate tax at the rate then in effect under Israeli law for such tax year.  As of December 31, 2009, management believes that we meet all of the aforementioned conditions.

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

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export. In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment in the Beneficiary Enterprise exceeding a certain percentage or a minimum amount specified in the Investments Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Beneficiary Enterprise, or the Year of Election. Where the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Beneficiary Enterprise and the company’s effective tax rate will be the result of a weighted average of the applicable rates. In this case, the minimum investment required in order to qualify as a Beneficiary Enterprise is required to exceed a certain percentage or a minimum amount of the company’s production assets at the end of the year before the expansion.

The duration of tax benefits is subject to a limitation of the earlier of seven to ten years from the Commencement Year, or twelve years from the first day of the Year of Election. The Commencement Year is defined as the later of (a) the first tax year in which a company had derived income for tax purposes from the Beneficiary Enterprise or (b) the year in which a company requested to have the tax benefits apply to the Beneficiary Enterprise – Year of Election. The tax benefits granted to a Beneficiary Enterprise are determined, as applicable to its geographic location within Israel, according to one of the following new tax routes, which may be applicable to us:

•
Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Beneficiary Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year.  Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Beneficiary Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%) in respect of the gross amount of the dividend that we may be distributed. The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Beneficiary Enterprise; and

•
A special tax route, which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Beneficiary Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

Generally, a company that is Abundant in Foreign Investment (owned by at least 74% foreign shareholders and has undertaken to invest a minimum sum of $20 million in the Beneficiary Enterprise as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

The 2005 Amendment changes the definition of “foreign investment” in the Investments Law so that the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition will take effect retroactively from 2003.

The 2005 Amendment will apply to approved enterprise programs in which the year of election under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004, in which case the 2005 Amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

In addition, the law provides that terms and benefits included in any certificate of approval granted prior to December 31, 2004 will remain subject to the provisions of the law as they were on the date of such approval. Therefore, our existing “Approved Enterprises” will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the law as amended, will subject us to taxes upon distribution or liquidation and we may be required to record a deferred tax liability with respect to such tax-exempt income. We elected 2008 as "year of election" under the Investments Law after the Amendment. We expect that a substantial portion of any taxable operating income that we may realize in the future will be derived from our approved enterprise status.

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

Distributions With Respect to Our Ordinary Shares

For U.S federal income tax purposes, the amount of a distribution with respect to our ordinary shares will equal the amount of cash distributed, the fair market value of any property distributed and the amount of any Israeli taxes withheld on such distribution as described above under “Israeli Tax Considerations – Tax on Dividends.” Other than distributions in liquidation or in redemption of our ordinary shares that are treated as exchanges, a distribution with respect to our ordinary shares to a U.S. Holder generally will be treated as a dividend to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution that exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis in its ordinary shares (but not below zero), and then generally as capital gain from a deemed sale or exchange of such ordinary shares. Corporate U.S. Holders generally will not be allowed a deduction under Section 243 of the Code for dividends received on our ordinary shares and thus will be subject to tax at the rate applicable to their taxable income. Currently, a noncorporate U.S. Holder’s “qualified dividend income” generally is subject to tax at a reduced rate of 15%, although the rate applicable to dividend income is scheduled to return to the rate applicable to ordinary income after December 31, 2010. For this purpose, “qualified dividend income” generally includes dividends paid by a foreign corporation if, among other things, the noncorporate U.S. Holder meets certain minimum holding period requirements and either (a) the stock of such corporation is readily tradable on an established securities market in the U.S., including the Nasdaq Global Select Market, or (b) such corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The U.S. Secretary of the Treasury has indicated that the income tax treaty between the U.S. and Israel is satisfactory for this purpose. Dividends paid by us will not qualify for the 15% U.S. federal income tax rate, however, if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes. See the discussion below under the heading “Passive Foreign Investment Company Status.” U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of their receipt of any distributions with respect to our ordinary shares.

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

Based on the composition of our gross income and the composition and value of our gross assets during 2004, 2005, 2006, 2007, 2008 and 2009, we do not believe that we were a PFIC during any of such tax years. It should be noted that in determining whether we were a PFIC during 2009, we did not characterize as a passive asset the amount reflected on our consolidated balance sheet as accrued interest with respect to short-term marketable securities because such accrued interest does not itself bear interest and thus does not produce passive interest income. It is likely, however, that under the asset valuation method described in the legislative history of the 1997 Act, we would have been classified as a PFIC in 2001, 2002 and 2003 primarily because (a) a significant portion of our assets consisted of the remaining proceeds of our two public offerings of ordinary shares in 1999, and (b) the public market valuation of our ordinary shares during such years was relatively low. There can be no assurance that we will not be deemed a PFIC in any future tax year.

U.S. Holders are urged to consult their own tax advisors for guidance as to our status as a PFIC in any tax year. In particular, U.S. Holders should note that under legislation recently enacted by the U.S., they will be required to file an information return containing certain information required by the U.S. Internal Revenue Service for each year in which we are treated as a PFIC. The U.S. Internal Revenue Service has announced that it is developing guidance for filing these annual information returns, but until further guidance is issued, a U.S. Holder that was required to file Internal Revenue Service Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or a Qualified Electing Fund) before March 18, 2010 (because such U.S. Holder had recognized gain upon the disposition of our ordinary shares or had made a QEF Election, as described below) must continue to file Form 8621. A U.S. Holder that was not otherwise required to file Form 8621 annually before March 18, 2010 will not be required to file the new annual information return for tax years beginning before March 18, 2010.

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

A U.S. Holder who beneficially owns shares of a PFIC must file U.S. Internal Revenue Service Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with the U.S. Internal Revenue Service for each tax year in which such U.S. Holder recognizes gain upon a disposition of our ordinary shares, receives certain distributions from us or makes the QEF Election or mark-to-market election described below.

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

We are exposed to financial market risk associated with changes in foreign currency exchange rates.  To mitigate these risks, we use derivative financial instruments.  The majority of our revenues and expenses are generated in U.S. dollars.  A portion of our expenses, however, is denominated in NIS.  In order to protect ourselves against the volatility of future cash flows caused by changes in foreign exchange rates, we use currency forward contracts and currency options. We hedge the part of our forecasted expenses denominated in NIS. If our currency forward contracts and currency options meet the definition of a hedge, and are so designated, changes in the fair value of the contracts will be offset against changes in the fair value of the hedged assets or liabilities through earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change. Our hedging program reduces, but does not eliminate, the impact of foreign currency rate movements and due to the general economic slowdown along with the devaluation of the dollar, our results of operations may be adversely affected. Without taking into account the mitigating effect of our hedging activity, a 10% decrease in the U.S. dollar exchange rates in effect for the year ended December 31, 2009 would cause a decrease in net income of approximately $4 million.

We are subject to market risk from exposure to changes in interest rates relating to borrowings under our loan agreements. The interest rate on these borrowings is based on LIBOR.  Based on our the scheduled amount of these borrowings to be outstanding in 2010, we estimate that each 100 basis point increase in our borrowing rates would result in additional interest expense to us of approximately $250,000.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer, who is also our Interim Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in 13a-15(e) under the Securities Exchange Act) as of December 31, 2009. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were (i) designed to ensure that material information relating to us, including our consolidated subsidiaries, is made known to our management, including our chief executive officer and chief financial officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared and (ii) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management, under the supervision of our Chief Executive Officer, who is also our Interim Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

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

Under the supervision and with the participation of our management, including our principal executive officer, who is also our interim principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009 based on the framework for Internal Control - Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment under that framework and the criteria established therein, our management concluded that the Company’s internal control over financial reporting were effective as of December 31, 2009.

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

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has served as our independent public accountants for each of the years in the three-year period ended December 31, 2009. The following table presents the aggregate fees for professional audit services and other services rendered by Kost Forer Gabbay & Kasierer in 2008 and 2009.

	Year Ended December 31 (Amounts in thousands)
	2008	2009

Audit Fees	$397	$315
Audit Related Fees	55	50
Tax Fees	30	32
Total	$482	$397

Audit Fees consist of fees billed for the annual audit of the company’s consolidated financial statements and the statutory financial statements of the company. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include services rendered for the integrated audit over internal controls as required under Section 404 of the Sarbanes-Oxley Act applicable in 2008 and 2009, the provision of consents and the review of documents filed with the SEC.

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

During 2009, no services provided to AudioCodes by Kost Forer Gabbay & Kasierer were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.     CHANGE IN REGISTRANT’S CERTIFIED ACCOUNTANT

Not applicable.

ITEM 16G.     CORPORATE GOVERNANCE

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

We may elect in the future to follow Israeli practice with regard to, among other things, executive officer compensation, director nomination, composition of the board of directors and quorum at shareholders’ meetings.  In addition, we may follow Israeli law, instead of the Nasdaq Marketplace Rules, which require that we obtain shareholder approval for an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.

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

For a discussion of the requirements of Israeli law with respect to these matters, see Item 6.C. "Directors, Senior Management and Employees –Board Practices," and Item 10.B. "Additional Information – Memorandum and Articles of Association."

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 to F-43 hereto.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit

1.1	Memorandum of Association of Registrant. (1) †

1.2	Articles of Association of Registrant, as amended. (3)

2.1	Indenture, dated November 9, 2004, between AudioCodes Ltd. and U.S. Bank National Association, as Trustee, with respect to the 2.00% Senior Convertible Notes due 2024. (5)

4.1	AudioCodes Ltd. 1997 Key Employee Option Plan (C). (1)

4.2	AudioCodes Ltd. 1997 Key Employee Option Plan, Qualified Stock Option Plan—U.S. Employees (D). (1)

4.3	Founder’s Agreement between Shabtai Adlersberg and Leon Bialik, dated January 1, 1993. (1) †

4.4	License Agreement between AudioCodes Ltd. and DSP Group, Inc., dated as of May 6, 1999. (1) †

Exhibit No.	Exhibit

4.5	Lease Agreement between AudioCodes Inc. and Spieker Properties, L.P., dated January 26, 2000. (3)

4.6
Shareholders Agreement by and among DSP Group, Inc., Shabtai Adlersberg, Leon Bialik, Genesis Partners I, L.P., Genesis Partners I (Cayman) L.P., Polaris Fund II (Tax Exempt Investors) L.L.C., Polaris Fund II L.L.C., Polaris Fund II L.P., DS Polaris Trust Company (Foreign Residents) (1997) Ltd., DS Polaris Ltd., Dovrat, Shrem Trust Company (Foreign Funds) Ltd., Dovrat Shrem-Skies 92 Fund L.P. and Chase Equity Securities CEA, dated as of May 6, 1999. (1)

4.7	AudioCodes Ltd. 1997 Key Employee Option Plan (D). (1)

4.8	AudioCodes Ltd. 1997 Key Employee Option Plan (E). (1)

4.9	AudioCodes Ltd. 1999 Key Employee Option Plan (F), as amended. (4)

4.10	AudioCodes Ltd. 1997 Key Employee Option Plan, Qualified Stock Option Plan—U.S. Employees (E). (1)

4.11	AudioCodes Ltd. 1999 Key Employee Option Plan, Qualified Stock Option Plan—U.S. Employees (F). (4)

4.12	AudioCodes Ltd. 2001 Employee Stock Purchase Plan—Global Non U.S., as amended. (2)

4.13	AudioCodes Ltd. 2001 U.S. Employee Stock Purchase Plan, as amended. (2)

4.13a	AudioCodes Ltd. 2007 U.S. Employee Stock Purchase Plan. (10)

4.15	Sublease Agreement between AudioCodes USA, Inc. and Continental Resources, Inc., dated December 30, 2003. (6)

4.16	Employment Agreement between AudioCodes Ltd. and Shabtai Adlersberg. (13)

4.17	OEM Purchase and Sale Agreement No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of April 28, 2003. (6)§

4.18	Amendment No. 1 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of May 1, 2003. (6)§

4.19	Purchase and Sale Agreement by and among Nortel Networks, Ltd., AudioCodes Inc. and AudioCodes Ltd., dated as of April 7, 2003. (6)

Exhibit No.	Exhibit

4.20
Purchase Agreement, dated as of November 9, 2004, between  AudioCodes Ltd. and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Lehman Brothers Inc., as representatives of the initial purchasers of AudioCodes’ 2.00% Senior Convertible Notes due 2024. (5)

4.21	Amendment No. 2 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of January 1, 2005. (7) §

4.22	Amendment No. 3 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of February 15, 2005. (7) §

4.23	Amendment No. 5 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of January 1, 2005. (7) §

4.24	Amendment No. 6 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of April 1, 2005. (7)

4.26	Amendment No. 4 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of April 28, 2005. (8) §

4.27
Agreement and Plan of Merger, dated as of May 16, 2006, among AudioCodes Ltd., AudioCodes, Inc., Green Acquisition Corp., Nuera Communications, Inc. and Robert Wadsworth, as Sellers’ Representative. (8)

4.28	Building and Tenancy Lease Agreement, dated May 11, 2007, by and between Airport City Ltd. and AudioCodes Ltd. (9) †

4.29	Agreement and Plan of Merger, dated as of July 6, 2006, by and among AudioCodes Ltd., AudioCodes, Inc., Violet Acquisition Corp., Netrake Corporation and Will Kohler, as Sellers’ Representative. (9)

4.30	Series E Preferred Share Purchase Agreement, dated as of November 13, 2005, by and between CTI Squared Ltd. and AudioCodes Ltd. (9)

4.31	Amended and Restated Second Option Agreement, dated as of October 6, 2006, by and among CTI Squared Ltd., AudioCodes Ltd. and each of the other parties thereto. (9)

4.32	Amendment No. 7 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd. and Nortel Networks Ltd., dated as of December 15, 2006. (9)

4.33	Endorsement and Transfer of Rights Agreement, dated March 29, 2007, by and between Nortel Networks (Sales and Marketing) Ltd. Israel and AudioCodes Ltd. (9)†

Exhibit No.	Exhibit

4.34	Amendment No. 9 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd. and Nortel Networks Ltd., dated as of October 30, 2007. (11) §

4.35	Letter Agreements, dated April 30, 2008 between First International Bank of Israel, as lender, and AudioCodes Ltd., as borrower. (11) †

4.36	Waiver dated November 24, 2008 to Letter Agreement, dated April 30, 2008, between First International Bank of Israel, as lender, and AudioCodes Ltd., as borrower. (12) †

4.37	Amendment dated February 16, 2009 to Letter Agreements, dated April 30, 2008, between First International Bank of Israel, as lender, and AudioCodes Ltd., as borrower. (12) †

4.38	Letter Agreements, dated July 14, 2008, between Bank Mizrahi Tefahot Ltd., as lender, and AudioCodes Ltd., as borrower. (12) †

4.39	Amendment dated November 2, 2008 to Letter Agreement, dated July 14, 2008, between Bank Mizrahi Tefahot Ltd., as lender, and AudioCodes Ltd., as borrower. (12) †

4.40	Amendment dated April 1, 2009 to Letter Agreement, dated July 14, 2008, between Bank Mizrahi Tefahot Ltd., as lender, and AudioCodes Ltd., as borrower. (12) †

4.41	AudioCodes Ltd. 2008 Equity Incentive Plan. (12)

8.1	Subsidiaries of the Registrant. (11)

12.1	Certification of Shabtai Adlersberg, President, Chief Executive Officer and Interim Chief Financial Officer , pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Chief Executive Officer and Interim Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

†	English summary of Hebrew original.
§
Confidential treatment has been granted for certain portions of the indicated document.  The confidential portions have been omitted and filed separately with the Securities and Exchange Commission as required by Rule 24b-2 promulgated under the Securities Exchange Act of 1934.

(1)	Incorporated herein by reference to Registrant’s Registration Statement on Form F-1 (File No. 333-10352).
(2)	Incorporated herein by reference to Registrant’s Registration Statement on Form
(3)	Incorporated herein by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2000.
(4)	Incorporated herein by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2002.
(5)	Incorporated by reference herein to Registrant’s Registration Statement on Form F-3 (File No. 333-123859).
(6)	Incorporated herein by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2003.
(7)	Incorporated herein by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2004.
(8)	Incorporated herein by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2005.
(9)	Incorporated herein by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2006.
(10)	Incorporated by reference to Registrant’s Registration Statement on Form S-8 (File No. 333-144825).
(11)	Incorporated by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2007.
(12)	Incorporated by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2008
(13)	Incorporated by reference to Exhibit 1 to Registrant’s Form 6-K filed on November 12, 2009.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

AUDIOCODES LTD.

By:	/s/ SHABTAI ADLERSBERG
Shabtai Adlersberg
President, Chief Executive Officer and
Interim Chief Financial Officer

Date: June 29, 2010

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

IN U.S. DOLLARS

INDEX

Page

Report of Independent Registered Public Accounting Firm	F-2 - F-3

Consolidated Balance Sheets	F-4 - F- 5

Consolidated Statements of Operations	F-6

Statements of Changes in Shareholders' Equity	F-7

Consolidated Statements of Cash Flows	F-8 - F-9

Notes to Consolidated Financial Statements	F-10 - F-44

 - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

AudioCodes LTD.

We have audited the accompanying consolidated balance sheets of AudioCodes Ltd. ("AudioCodes" or "the Company") and its subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2008 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2s and Note 10, the Company has changed its method of accounting for convertible debt instruments effective January 1, 2009, due to the adoption of FSP APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”, as codified in ASC 470-20, “Debt with Conversion and Other Options”. The consolidated financial statements have been retrospectively adjusted to reflect the adoption of the FSP. Additionally as discussed in Note 2aa to the consolidated financial statements, effective January 1 2009 the Company changed its manner of accounting for the acquisition of non-controlling interest, due to the adoption of ASC 810 (formerly FAS 160, "Non-controlling Interest in Consolidation Financial Statements").

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company and subsidiaries' internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 28, 2010 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 28, 2010	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

AudioCodes LTD.

We have audited AudioCodes Ltd's ("AudioCodes" or "the Company") internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). AudioCodes' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, AudioCodes maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AudioCodes and its subsidiaries as of December 31, 2008 and 2009 and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2009 and our report dated June 28, 2010 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 28, 2010	A Member of Ernst & Young Global

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2008	2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$36,779	$38,969
Short-term bank deposits	61,870	13,902
Short-term marketable securities and accrued interest	16,481	-
Trade receivables (net of allowance for doubtful accounts of $ 519 and $ 723 at December 31, 2008 and 2009, respectively)	29,564	18,522
Other receivables and prepaid expenses	3,573	2,754
Deferred tax assets	972	1,053
Inventories	20,623	13,516

Total current assets	169,862	88,716

LONG-TERM ASSETS:
Investment in companies	1,245	1,510
Deferred tax assets	1,255	1,174
Severance pay funds	10,297	12,235

Total long-term assets	12,797	14,919

PROPERTY AND EQUIPMENT, NET	6,844	4,956

INTANGIBLE ASSETS, DEFERRED CHARGES, NET (1)	8,706	6,847

GOODWILL	32,095	32,095

Total assets	$230,304	$147,533

(1)	See Note 2s and Note 10.

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	December 31,
	2008	2009
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$6,000	$6,000
Trade payables	11,661	8,609
Other payables and accrued expenses	23,961	19,550
Senior convertible notes (1)	70,670	-

Total current liabilities	112,292	34,159

LONG-TERM LIABILITIES:
Accrued severance pay	12,174	13,336
Senior convertible notes	-	403
Long-term banks loans	21,750	15,750

Total long-term liabilities	33,924	29,489

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
AudioCodes equity:
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 100,000,000 at December 31, 2008 and 2009; Issued: 47,574,800 shares at December 31, 2008 and 47,661,550 shares at December 31, 2009; Outstanding: 40,182,444 shares at December 31, 2008 and 40,269,194 shares at December 31, 2009	125	125
Additional paid-in capital (1)	186,998	189,079
Treasury stock	(25,057)	(25,057)
Accumulated other comprehensive income (loss)	(912)	98
Accumulated deficit (1)	(77,294)	(80,116)

	83,860	84,129

Non controlling interest (2)	228	(244)

Total equity (1) (2)	84,088	83,885

Total liabilities and equity	$230,304	$147,533

(1)	See Note 2s and Note 10.
(2)	See Note 2aa.

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Year ended December 31,
	2007	2008	2009

Revenues	$158,235	$174,744	$125,894
Cost of revenues	69,185	77,455	56,194

Gross profit	89,050	97,289	69,700

Operating expenses:
Research and development, net	40,706	37,833	29,952
Selling and marketing	42,900	44,657	32,111
General and administrative	9,637	9,219	7,821
Impairment of goodwill and other intangible assets	-	85,015	-

Total operating expenses	93,243	176,724	69,884

Operating loss	(4,193)	(79,435)	(184)
Financial expenses, net (1)	2,167	3,268	2,744

Loss before taxes on income	(6,360)	(82,703)	(2,928)
Taxes on income, net	1,265	505	290
Equity in losses of affiliated companies, net	1,097	2,582	76

Net loss	(8,722)	(85,790)	(3,294)

Net loss attributable to non-controlling interest	-	-	472

Net loss attributable to AudioCodes' shareholders	$(8,722)	$(85,790)	$(2,822)

Basic and diluted net loss per share attributable to AudioCodes' shareholders (1)	$(0.20)	$(2.08)	$(0.07)

(1)	See Note 2s and Note 10.

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands

				Accumulated	Retained
		Additional		other	earnings	Non-	Total
	Share	paid-in	Treasury	comprehensive	(accumulated	controlling	comprehensive	Total
	capital	capital	stock	income	deficit)	interests	income (loss)	equity

Balance as of January 1, 2007	$131	$169,456	$(11,320)	$122	$17,218	$-		$175,607
Issuance of shares upon exercise of options and employee stock purchase plan	2	4,798	-	-	-	-		4,800
Stock compensation related to options granted to employees	-	7,967	-	-	-	-		7,967
Comprehensive loss, net:
Unrealized gains on foreign currency cash flow hedges	-	-	-	925	-	-	$925	925
Net loss (1)	-	-	-	-	(8,722)		(8,722)	(8,722)
Total comprehensive loss, net							$(7,797)
Balance as of December 31, 2007	133	182,221	(11,320)	1,047	8,496	-		180,577
Purchase of treasury stock	(10)	-	(13,737)	-	-	-		(13,747)
Issuance of shares upon exercise of options and employee stock purchase plan	2	1,545	-	-	-	-		1,547
Stock compensation related to options granted to employees	-	4,341	-	-	-	-		4,341
Early redemption of Senior Convertible Note		(1,109)						(1,109)
Acquisition of NSC (2)	-	-	-	-	-	228	-	228
Comprehensive loss, net:
Unrealized losses on foreign currency cash flow hedges	-	-	-	(1,959)	-	-	$(1,959)	(1,959)
Net loss (1)	-	-	-	-	(85,790)		(85,790)	(85,790)
Total comprehensive loss, net							$(87,749)
Balance as of December 31, 2008	125	186,998	(25,057)	(912)	(77,294)	228		84,088
Issuance of shares upon exercise of options and employee stock purchase plan	-	90	-	-	-	-		90
Stock compensation related to options granted to employees	-	1,991	-	-	-	-		1,991
Comprehensive loss, net:
Unrealized profit on foreign currency cash flow hedges	-	-	-	1,010		-	$1,010	1,010
Net loss	-	-	-	-	(2,822)	(472)	(3,294)	(3,294)
Total comprehensive loss, net							$(2,284)
Balance as of December 31, 2009	$125	$189,079	$(25,057)	$98	$(80,116)	$(244)		$83,885

(1)	See Note 2s and Note 10.
(2)	See Note 2aa.

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2007	2008	2009
Cash flows from operating activities:
Net loss (1)	$(8,722)	$(85,790)	$(3,294)
Adjustments required to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	7,789	7,441	4,969
Impairment of goodwill, other intangible assets and investment in affiliate	-	86,111	-
Amortization of marketable securities premiums and accretion of discounts, net	39	112	252
Equity in losses of affiliated companies, net	1,097	1,486	76
Stock-based compensation expenses	7,967	4,341	1,991
Amortization of senior convertible notes discount and deferred charges and gain from redemption (1)	5,040	4,592	2,930
Decrease (increase) in accrued interest on marketable securities, bank deposits and structured notes	(611)	125	2,312
Decrease (increase) in deferred tax assets, net	2,390	(169)	-
Decrease (increase) in trade receivables, net	5,014	(3,960)	11,042
Decrease (increase) in other receivables and prepaid expenses	(1,412)	450	908
Decrease (increase) in inventories	(2,643)	(1,840)	7,107
Increase (decrease) in trade payables	1,263	2,728	(3,052)
Increase (decrease) in other payables and accrued expenses (2)	(5,181)	333	(3,491)
Increase (decrease) in accrued severance pay, net	356	451	(776)

Net cash provided by operating activities	12,386	16,411	20,974

Cash flows from investing activities:
Investments in affiliated companies	(1,003)	(6,330)	(341)
Purchase of property and equipment	(2,629)	(3,158)	(1,271)
Purchase of marketable securities	-	(16,795)
Investment in short-term and long-term bank deposits	(29,065)	(100,864)	(49,318)
Proceeds from short-term bank deposits	28,700	90,142	95,203
Proceeds from structured notes called by the issuer	10,000	-	-
Proceeds from redemption of marketable securities upon maturity	31,600	17,000	16,000
Payment for acquisition of CTI Squared Ltd ("CTI[2]") (3)	(4,897)	-	-

Net cash provided by (used in) investing activities	32,706	(20,005)	60,273

Cash flows from financing activities:
Purchase of treasury stock	-	(13,747)	-
Redemption of senior convertible notes	-	(50,240)	(73,147)
Proceeds from long-term bank loans	-	30,000	-
Repayment of long-term bank loans	-	(2,250)	(6,000)
Proceeds from issuance of shares upon exercise of options and employee stock purchase plan	4,800	1,547	90

Net cash provided by (used in) financing activities	4,800	(34,690)	(79,057)

Increase (decrease) in cash and cash equivalents	49,892	(38,284)	2,190
Cash and cash equivalents at the beginning of the year	25,171	75,063	36,779

Cash and cash equivalents at the end of the year	$75,063	$36,779	$38,969

(1)	See Note 2s and Note 10.
(2)	See Note 2aa.

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

		Year ended December 31,
		2007	2008	2009

(3)	Payment for acquisition of CTI Squared Ltd.

	Net fair value of assets acquired and liabilities assumed of CTI[2] at the date of acquisition (see also Note 1b):
	Working capital, net (excluding cash and cash equivalents)	$(7,519)	$-	$-
	Technology	1,530	-	-
	Backlog	41	-	-
	Goodwill	10,845	-	-

		$4,897	$-	$-

(4)	Supplemental disclosure of cash flow activities:

	Cash paid during the year for income taxes	$403	$646	$363

	Cash paid during the year for interest	$2,500	$2,455	$2,238

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

The Company operates through its wholly-owned subsidiaries in the United States, Europe, Asia, Latin America and Israel.

During 2008, the Group faced an adverse change in its business as a result of the global economic slowdown and credit crisis. During the fourth quarter of 2008, the Company recorded a non-cash impairment charge with respect to goodwill and intangible assets as follows:

Goodwill - $ 79,117 (see also Note 2k).
Intangible assets – $ 5,898 (see also Notes 2k and 7).

b.	Acquisition of CTI Squared Ltd.:

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

In consideration for the acquisition, the Group paid $ 4,897 in cash at the closing of the transaction in April 2007 and committed to pay an additional $ 5,000 by April, 2008. In February 2008, the Group paid the additional amount of $ 5,000.

CTI2 became a wholly-owned subsidiary of the Company and, accordingly, its results of operations have been included in the consolidated financial statements of the Group since the acquisition date.

This acquisition was accounted for under the purchase method of accounting in accordance with FAS 141, "Business Combination".

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

The value assigned to tangible and intangible assets acquired and liabilities assumed was determined as follows:

Current assets and liabilities are recorded at their carrying amounts. The carrying amounts of current assets and liabilities were reasonable proxies for their fair value due to their short-term maturity. Property and equipment are presented at current replacement cost. The fair value of intangible assets was determined using the income approach.

c.	Acquisition of Natural Speech Communication Ltd.:

Through December 31, 2009, the Group had invested an aggregate of $ 8,418 in Natural Speech Communication Ltd. ("NSC"), a privately-held company engaged in speech recognition. As of December 1, 2008, the Company began consolidating the financial results of NSC into AudioCodes' financial results since it became the primary beneficiary in accordance with FIN No. 46R, "Consolidation of Variable Interest Entities in interpretation of ARB No. 51".  As of December 31, 2009, the Group owned 59.74% of the outstanding share capital of NSC. (See also Note 19).

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

This acquisition was accounted for in accordance with the measurement guidance in FIN 46R.

December 1, 2008

Other receivables and prepaid expenses	$152
Inventory	47
Property and equipment	194

Total tangible assets acquired	393

Trade payables	(84)
Other current liabilities and accrued expenses	(305)
Accrued severance pay, net	(57)
Minority interest	(228)

Total liabilities assumed	(674)

Net assets acquired	$(281)

Based upon an independent valuation of tangible and intangible assets acquired, the reported amount of NSC (plus the fair value of any consideration paid) was less than the fair value of the net assets of NSC. Therefore, the excess was allocated and reported as a pro-rata adjustment to all of the consolidated assets.

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

e.
In January 2009, the Group's largest customer announced that it would seek creditor protection for itself and some of its subsidiaries. As a result from the loss of the this customer, a significant reduction of the amount of products purchased by this customer or the Group's inability to obtain a satisfactory replacement of this customer in a timely manner may have a significant impact on the Group's future revenues and the results of operations. For the years ended December 31, 2007, 2008 and 2009, this customer accounted for 17.0%, 14.4% and 15.6%, respectively, of the Group's revenues.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company's management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. As applicable to these consolidated financial statements, the most significant estimates and assumptions relate to sales reserves and allowances, income taxes, valuation of goodwill and intangible assets, purchase price allocation on acquisitions, inventories, and assumptions related to the application of the amended ASC 470-20, with regards to convertible notes issues by the Company and which may be settled in cash upon conversion. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

A majority of the group's revenues is generated in U.S. dollars. In addition, most of the group's costs are denominated and determined in U.S. dollars and in new Israeli shekels. The Company's management believes that the U.S. dollar is the currency in the primary economic environment in which the group operates. Thus, the functional and reporting currency of the group is the U.S. dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with ASC 830 (formerly: FAS 52), "Foreign Currency Matters". All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

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

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The deposits are mainly in U.S. dollars and bear interest at an average rate of 4.00% and 0.35% for 2008 and 2009, respectively. Short-term deposits are presented at their cost, including accrued interest. The banks have a lien on the Company's assets and the Company is required to maintain $ 7,000 of compensating balances with the banks which are included in short-term bank deposits (see also Note 11.)

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Marketable securities:

The Company accounts for investments in debt securities in accordance with ASC 320 (formerly FAS 115), "Investments-Debt and Equity Securities".

Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Marketable debt securities are classified as held-to-maturity since the Company has the intent and ability to hold the securities to maturity and, accordingly, debt securities are stated at amortized cost.

For the year ended December 31, 2008, all securities covered by ASC No. 320 were designated by the Company's management as held-to-maturity. As of December 31, 2009, the Group does not hold any marketable securities.

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

Effective January 1, 2009, the Company adopted an amendment to ASC 320 which changed the impairment and presentation model for its debt securities. The amendment had no effect on the Company.

For the years ended December 31, 2007, 2008 and 2009, no other than temporary impairment losses have been identified.

g.	Inventories:

Inventories are stated at the lower of cost or market value. Cost is determined as follows:

Raw materials - using the "weighted average cost" method.
Finished products - using the "weighted average cost" method with the addition of direct manufacturing costs.

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

The Company accounts for investments in companies in which it has the ability to exercise significant influence over the operating and financial policies using the equity method of accounting in accordance with the requirements of ASC 323 (formerly Accounting Principle Board ("APB") No. 18), "Investments-Equity method and Joint Ventures". If the Company does not have the ability to exercise significant influence over operating and financial policies of a company, the investment is stated at cost.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Investment in companies represents investments in ordinary shares, preferred shares and convertible loans. According to ASC 323, losses of such companies are recognized based on the ownership level of the particular security held by the Company.

The Company's investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable in accordance with ASC 323. As of December 31, 2007 and 2009, no impairment losses had been identified. During 2008, based on management's most recent analyses, the Company recognized an impairment loss of $ 1,096 relating to its investment in NSC.

i.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	33
Office furniture and equipment	6 - 20 (mainly 15%)
Leasehold improvements	Over the shorter of the term of the lease or the life of the asset

j.	Deferred charges:

Costs incurred in respect of issuance of senior convertible notes are deferred and amortized using the effective interest method and classified as a component of interest expense over the five-year-period from issuance to expected maturity in November 2009, in accordance ASC No. 470. See also Note 2s, Note 7 and Note 10.

k.	Impairment of long-lived assets:

The Group's long-lived assets are reviewed for impairment in accordance with ASC 360-10-35 (formerly FAS 144), "Property, Plant and Equipment - Subsequent Measurement", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset if such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The loss is allocated to the long-lived assets of the Group on a pro rata basis using the relative carrying amounts of those assets, except that the loss allocated to an individual long-lived asset of the Group shall not reduce the carrying amount of that asset below its fair value whenever that fair value is determinable As of December 31, 2007, 2008 and 2009, no impairment losses have been identified for property and equipment since the fair value of those assets was higher than its carrying amounts.

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

During 2007 and 2009, no impairment charges were identified. During 2008, the Company recorded an impairment charge for intangible assets in the amount of $ 5,898 (See also Note 1).

l.	Goodwill:

Goodwill and certain other purchased intangible assets have been recorded in the Company's financial statements as a result of acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired under ASC 350 (formerly FAS 142), "Intangible, Goodwill and Other", Goodwill is not amortized, but rather is subject to an annual impairment test. ASC 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired.

The Company performs annual impairment analysis of goodwill at December 31 of each year, or more often as applicable. The provisions of ASC No. 350 require that a two-step impairment test be performed on goodwill at the level of the reporting units. In the first step, the Company compares the fair value of each reporting unit to its carrying value. If the fair value exceeds the carrying value of the net assets, goodwill is considered not impaired, and no further testing is required to be performed. If the carrying value of the net assets exceeds the fair value, then the Company must perform the second step of the impairment test in order to determine the implied fair value of goodwill. If the carrying value of goodwill exceeds its implied fair value, then the Company would record an impairment loss equal to the difference.

The Company believes that its business activity and management structure meet the criterion of being a single reporting unit for accounting purposes. The Company has performed an annual impairment analysis as of December 31, 2007, 2008 and 2009 using discounted cash flows, market multiples and market capitalization. Significant estimates used in the methodologies include estimates of future cash-flows, future short-term and long-term growth rates, weighted average cost of capital and market multiples for the reporting unit.

During 2007 and 2009, no impairment charges were identified. In 2008, as the fair value of the net assets of the reporting unit was lower than the carrying value as of the valuation date, the goodwill was deemed to be impaired and step 2 analysis was required. During 2008, an impairment charge to goodwill in the amount of $ 79,117 was recorded. (See also Note 1).

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Revenue recognition:

The Group generates its revenues primarily from the sale of products through a direct sales force and sales representatives. The Group's products are delivered to its customers, which include original equipment manufacturers, network equipment providers, systems integrators and distributors in the telecommunications and networking industries, all of whom are considered end-users.

Revenues from products are recognized in accordance with Staff Accounting Bulletin ("SAB") No. 104), "Revenue Recognition", when the following criteria are met: persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable. The Group has no remaining obligation to customers after the date on which products are delivered other than pursuant to warranty obligations and right of return.

The Group grants to certain customers a right of return or the ability to exchange a specific percentage of the total price paid for products they have purchased over a limited period for other products. The Group maintains a provision for product returns and exchanges based on its experience with historical sales returns, analysis of credit memo data and other known factors, in accordance with ASC No. 605. The provision was deducted from revenues and amounted to $ 559, $ 754 and $ 656, as of December 31, 2007, 2008 and 2009, respectively.

Revenues from the sale of products which were not yet determined to be final sales due to market acceptance were deferred and included in deferred revenues. In cases where collectability is not probable, revenues are deferred and recognized upon collection.

n.	Warranty costs:

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

o.	Research and development costs:

Research and development costs, net of government grants received, are charged to the statement of operations as incurred.

p.	Income taxes:

The Group accounts for income taxes in accordance with ASC 740 (formerly FAS 109), "Income Taxes". ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and for carryforward losses. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognition, interest and penalties, and disclosure. On January 1, 2007, the Company adopted an amendment to ASC 740. The initial application of the amendment did not have a material effect on the Company's shareholders' equity. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in tax expenses.

q.	Comprehensive income (loss)

The Company accounts for comprehensive income (loss) in accordance with ASC 220 (formerly FAS 130) "Comprehensive Income". ASC 220 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of comprehensive income (loss) relates to gains and losses on hedging derivatives instruments.

r.	Concentrations of credit risk:

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

s.	Senior convertible notes:

Effective January 1, 2009, the Company adopted an amendment to ASC 470-20, "Debt with Conversion and Other Options" (originally issued as FSP APB 14-1, "Accounting for Convertible debt Instruments that may be settled in cash upon conversion"). FSP APB 14-1 specifies that issuers of such instruments should separately account for the liability and equity components on the issuance day in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The amended ASC 470-20 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company applied this amendment to ASC 470-20 retrospectively to all periods presented and comparative figures have been adjusted accordingly. See also Note 10.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company presents the outstanding principal amount of its senior convertible notes as a long-term liability, in accordance with ASC 210-10-45. The debt is classified as a long-term liability until the date of conversion on which it would be reclassified to equity, or within one year of the first contractual redemption date, on which it would be reclassified as a short-term liability. Accrued interest on the senior convertible notes is included in "other payables and accrued expenses".

The initial purchasers discount on the debt is amortized according to the interest method over the expected five-year term of the senior convertible notes in accordance with ASC 470,-20 This five-years-period ended in November 2009. Please refer also to Note 10.

According to ASC 470-20, if an instrument within the scope of this ASC is repurchased, an issuer shall allocate the consideration transferred and related transaction costs incurred, to the extinguishment of the liability component and the reacquisition of the equity component.

t.	Basic and diluted net earnings per share:

Basic net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year, plus potential dilutive ordinary shares considered outstanding during the year, in accordance with ASC No. 260 (formerly FAS 128), "Earnings Per Share".

Senior convertible notes and certain outstanding stock options and warrants have been excluded from the calculation of the diluted net earnings per ordinary share since such securities are anti-dilutive for all years presented. The total weighted average number of shares related to the senior convertible notes and outstanding options and warrants that have been excluded from the calculations of diluted net income per share was 11,765,438, 12,156,728 and 8,768,909 for the years ended December 31, 2007, 2008 and 2009, respectively.

u.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718 formerly FAS 123(R)) "Compensation-Stock Compensation" requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of operations.

The Company recognizes compensation expenses for the value of its awards based on the accelerated method over the requisite service period of each of the awards, net of estimated forfeitures. ASC No. 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The Company applies ASC 718 and ASC 505-50 (formerly, EITF 96-18), "Equity-Based Payments to Non-Employees" with respect to options and warrants issued to non-employees. Accordingly, the Company uses option valuation models to measure the fair value of the options and warrants at the measurement date as defined in ASC 505-50.

During 2008 and 2009, the Company decided on an exceptional and ex-gratia basis to extend the validity of certain options granted to employees by a period of 1-2 years and re-priced the exercise price to certain employees.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company accounted for these changes as modification in accordance with ASC 718. A modification to the terms of an award should be treated as an exchange of the original award for a new award with total compensation cost equal to the grant-date fair value of the original award plus the incremental value measured at the same date. Under ASC 718, the calculation of the incremental value is based on the excess of the fair value of the new (modified) award based on current circumstances over the fair value of the original option measured immediately before its terms are modified based on current circumstances.

The weighted-average estimated fair value of employee stock options granted during the years ended December 31, 2007, 2008 and 2009, was $ 3.23, $ 1.89 and $ 1.22 per share, respectively, using the Black-Scholes option pricing formula. Fair values were estimated using the following weighted-average assumptions (annualized percentages):

	Year ended December 31,
	2007	2008	2009

Dividend yield	0%	0%	0%
Expected volatility	54.7%	52.0%	48.7%
Risk-free interest	4.6%	2.6%	2.3%
Expected life	4.8 years	4.8 years	5.0 years
Forfeiture rate	7.0%	11.0%	7.0%

The Company used its historical volatility in accordance with ASC 718. The computation of volatility uses historical volatility derived from the Company's exchange traded shares. In 2009, the expected term of options granted is estimated based on historical experience and represents the period of time that options granted are expected to be outstanding. In 2006 and 2008, the expected term was determined based on the simplified method in accordance with SAB 107 and SAB 110. The risk free interest rate assumption is the implied yield currently available on United States treasury zero-coupon issues with a remaining term equal to the expected life of the Company's options. The dividend yield assumption is based on the Company's historical experience and expectation of no future dividend payouts and may be subject to substantial change in the future. The Company has historically not paid cash dividends and has no foreseeable plans to pay cash dividends in the future.

The total equity-based compensation expense relating to all of the Company's equity-based awards recognized for the twelve months ended December 31, 2007, 2008 and 2009 was included in items of the consolidated statements of income as follows:

	Year ended December 31,
	2007	2008	2009

Cost of revenues	$613	$318	$117
Research and development, net	3,011	1,467	642
Selling and marketing expenses	3,476	2,026	913
General and administrative expenses	867	530	319

Total equity-based compensation expenses	$7,967	$4,341	$1,991

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Treasury stock:

The Company has repurchased its ordinary shares from time to time in the open market and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders' equity.

w.	Severance pay:

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

Severance pay expenses for the years ended December 31, 2007, 2008 and 2009, amounted to approximately $ 2,409, $ 2,701 and $1,136, respectively.

x.	Employee benefit plan:

During 2007, the Group merged its separate 401(k) defined contribution plans into one plan covering employees in the U.S. All eligible employees may elect to contribute a portion of their annual compensation to the plan through salary deferrals, subject to the IRS limit of $ 16.5 during 2009 ($ 22 including catch-up contributions for participants age 50 or over). The Group matches employee contributions to the plan up to a limit of 3.75% of their eligible compensation, subject to IRS limits. In 2007, 2008 and 2009, the Group matched contributions in the amount of $ 361, $ 380 and $ 280, respectively.

y.	Advertising expenses:

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2007, 2008 and 2009, amounted to $ 350, $ 407 and $139, respectively.

z.	Fair value of financial instruments:

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

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables and trade payables approximate their fair value due to the short-term maturity of such instruments. The fair value of long-term bank loans and senior convertible loans also approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

The fair value of foreign currency contracts (used for hedging purposes) is estimated by obtaining current quotes from banks.

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1	-	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	-
Observable inputs, other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data

Level 3	-
Unobservable inputs which are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. (see also Notes 3 and 8).

The Company adopted the provisions of ASC 820-10, "Fair Value Measurements and Disclosures" (formerly FAS 157, "Fair Value Measurements"), with respect to non-financial assets and liabilities effective January 1, 2009. The adoption of ASC 820-10 did not have a material impact on the Company’s consolidated financial statements.

In April 2009, the Company adopted the FASB's updated guidance ASC 820-10 (formerly, FSP FAS 157-4), related to fair value measurements and disclosures, which provides additional guidance for estimating fair value in accordance with the guidance related to fair value measurements when the volume and level of activity for an asset or liability have significantly decreased. The amended ASC 820-10 also includes guidance on identifying circumstances that indicate a transaction is not orderly. The adoption of this guidance did not have a material effect on the consolidated financial statements.

aa.	Consolidation

On January 1, 2009, the Company adopted an amendment to ASC 810, "Consolidation" (originally issued as FAS 160). According to the amendment, non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as a separate component of equity in the consolidated financial statements. As such, changes in the parent's ownership interest with no change of control are treated as equity transactions, rather than step acquisitions or dilution gains or losses. The amendment clarifies that losses of partially owned consolidated subsidiaries shall continue to be allocated to the non-controlling interests even when their investment was already reduced to zero.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The amendment applies prospectively, except for the presentation and disclosure requirements, which are applied retrospectively to all periods presented. As a result, upon adoption, the Company retroactively reclassified the "Minority interests" balance to be presented in a new caption in total shareholders' equity, "Non-controlling interest". The adoption also impacted certain captions previously used in the consolidated statement of operations, largely identifying net loss including the portion attributable to non-controlling interest and net loss attributable to AudioCodes' shareholders. This amendment required the Company to include the accumulated amount of non-controlling interest as part of shareholders' equity ($ 228 at December 31, 2008).

The net loss amounts the Company has previously reported are now presented as "Net loss attributable to AudioCodes' shareholders," and, as required, net loss per share continue to reflect amounts attributable only to AudioCodes' shareholders. Similarly, in the statements of changes in shareholders' equity, the Company distinguished between equity amounts attributable to AudioCodes' shareholders and amounts attributable to the non-controlling interest.

ab.	Variable interest entities

ASC 810-10, "Consolidation" provides a framework for identifying Variable Interest Entities ("VIEs") and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements.

The Company’s assessment of whether an entity is a VIE and the determination of the primary beneficiary is judgmental in nature and involves the use of estimates and assumptions. Those include, among others, forecasted cash flows, their respective probabilities and the economic value of certain preference rights. In addition, such assessment also involves estimates of whether a group entity can finance its current activities, until it reaches profitability, without additional subordinated financial support.

ac.	Derivatives and hedging:

The Company accounts for derivatives and hedging based on ASC 815 (formerly FAS 133), "Derivatives and Hedging" ("ASC No. 815").

The Company accounts for its derivative instruments as either assets or liabilities and carries them at fair value. Derivative instruments that are not designated and qualified as hedging instruments must be adjusted to fair value through earnings.

For derivative instruments that hedge the exposure to variability in expected future cash flows that are designated as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income (loss) in equity and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings and is classified as finance income (expense), net. The ineffective portion of the gain or loss on the derivative instrument is recognized in current earnings and classified as finance income. To receive hedge accounting treatment, cash flow hedges must be highly effective in offsetting changes to expected future cash flows on hedged transactions.
During 2009, the Company recorded accumulated other comprehensive income in the amount of $ 1,010 from its currency forward with respect to payroll and rent expenses expected to be incurred during 2009. Such amount will be recorded into earnings during 2010. See also Note 18.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ad.	Codification:

In June 2009, the Financial Accounting Standards Board ("FASB") issued a standard that established the FASB Accounting Standards Codification ("ASC") and amended the hierarchy of generally accepted accounting principles ("GAAP") such that the ASC became the single source of authoritative U.S. GAAP. Rules and interpretive releases issued by the SEC under authority of federal securities law are also sources of the authoritative GAAP for SEC registrants. All other literature is considered non-authoritative. New accounting standards issued subsequent to June 30, 2009 are communicated by the FASB through Accounting Standards Updates ("ASUs"). The ASC is effective for the Company from September 1, 2009. Throughout the notes to the consolidated financial statements references that were previously made to former authoritative U.S. GAAP pronouncements have been changed to coincide with the appropriate section of the ASC.

ae.	Impact of recently issued accounting pronouncements:

(1)
In October 2009, the FASB issued an update to ASC No. 605-25, "Revenue recognition - Multiple-Element Arrangements", that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements to:

a)	Provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the consideration should be allocated;
b)
Require an entity to allocate revenue in an arrangement using estimated selling prices ("ESP") of deliverables if a vendor does not have vendor-specific objective evidence of selling price ("VSOE") or third-party evidence of selling price ("TPE");

c)	Eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method.
d)	Require expanded disclosures of qualitative and quantitative information regarding application of the multiple-deliverable revenue arrangement guidance.

The mandatory adoption date is January 1, 2011. The Company may elect to adopt the update prospectively, to new or materially modified arrangements beginning on the adoption date, or retrospectively, for all periods presented. The Company is currently evaluating the impact of this update on its consolidated results of operations and financial condition.

(2)
In January 2010, the FASB updated the "Fair Value Measurements Disclosures". More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Level 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. As applicable to the Company, this will become effective as of the first interim or annual reporting period beginning after December 15, 2009, except for the gross presentation of the Level 3 roll forward information, which is required for annual reporting periods beginning after December 15, 2010 and for interim reporting periods within those years. The Company does not expect that the adoption of the new guidance will have a material impact on its consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(3)
In June 2009, the FASB issued an update to ASC 810, "Consolidation," which, among other things, (i) requires ongoing reassessments of whether an entity is the primary beneficiary of a variable interest entity and eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity; (ii) amends certain guidance for determining whether an entity is a variable interest entity; and (iii) requires enhanced disclosure that will provide users of financial statements with more transparent information about an entity’s involvement in a variable interest entity. The update is effective for interim and annual periods beginning after November 15, 2009. The Company does not expect the adoption of the update to have a material impact on its financial condition or results of operations.

af.	Reclassification:

Certain 2008 figures have been reclassified to conform to the 2009 presentation. The reclassification had no effect on previously reported net income (loss), shareholders' equity or cash flows.

NOTE 3:-	MARKETABLE SECURITIES AND ACCRUED INTEREST

The following is a summary of held to maturity marketable securities.

	December 31, 2008
		Net
	Amortized	unrealized	Fair
	cost	losses	Value
Corporate debentures:
Maturing within one year	$16,253	$1	$16,252

	16,253	1	16,252

Accrued interest	228	-	228

	$16,481	$1	$16,480

The unrealized losses on the Company's investments are due to interest rate increases. The contractual cash flows of these investments were issued by highly rated corporations. Accordingly, it was expected that the securities would not be settled at a price less than the amortized cost of the Company's investment. Since the Company had the ability and intent to hold these investments until a recovery of fair value, the Company did not consider these investments to be other-than-temporarily impaired as of December 31, 2008.

During 2009, all marketable securities were redeemed upon contractual maturity.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:-	INVENTORIES

	December 31,
	2008	2009

Raw materials	$9,346	$5,923
Finished products	11,277	7,593

	$20,623	$13,516

In the years ended December 31, 2007, 2008 and 2009, the Group wrote-off inventories in a total amount of $ 973, $ 2,356 and $ 3,421, respectively.

NOTE 5:-	INVESTMENT IN COMPANIES

a.	As of December 31, 2009 the Company owns 20.21% of Mailvision's outstanding share capital.

	December 31,
	2008	2009

Invested in equity	$993	$993
Loans	301	642
Accumulated net loss	(49)	(125)

Total investment	$1,245	$1,510

b.
In December 2006, the Company extended a convertible loan in the amount of $ 1,000 to another unrelated privately held company. The loan bears interest at LIBOR+2% per annum and was due and payable in December 2007. In December, 2007, the Company requested repayment of this loan. During 2008, the Company received back shares of another unrelated privately-held company and $ 870 in cash. The remaining balance of the loan in the amount of $ 130 and received shares were written off.

NOTE 6:-	PROPERTY AND EQUIPMENT

	December 31,
	2008	2009
Cost:
Computers and peripheral equipment	$18,645	$19,852
Office furniture and equipment	9,466	9,458
Leasehold improvements	2,437	2,354

	30,548	31,664
Accumulated depreciation:
Computers and peripheral equipment	15,507	17,359
Office furniture and equipment	7,154	8,276
Leasehold improvements	1,043	1,073

	23,704	26,708

Depreciated cost	$6,844	$4,956

Depreciation expenses amounted to $ 3,392, $ 3,602 and $ 3,159 for the years ended December 31, 2007, 2008 and 2009, respectively.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:-	INTANGIBLE ASSETS, DEFERRED CHARGES

		Useful life	December 31,
		(years)	2008	2009
a.	Cost:
	Acquired technology	5-10	$17,512	$17,512
	Customer relationship	9	8,001	8,001
	Trade name	3	466	466
	Existing contracts for maintenance	3	204	204
	Deferred charges	5	478	478

			26,661	26,661
	Accumulated amortization:
	Acquired technology		8,847	10,321
	Customer relationship		2,222	2,521
	Trade name		389	415
	Existing contracts for maintenance		170	181
	Deferred charges		429	478

			12,057	13,916
	Impairment:
	Acquired technology		1,995	1,995
	Customer relationship		3,829	3,829
	Trade name		51	51
	Existing contracts for maintenance		23	23

			5,898	5,898

	Amortized cost		$8,706	$6,847

b.	Amortization expenses related to intangible assets amounted to $ 4,397, $ 3,839 and $ 1,810 for the years ended December 31, 2007, 2008 and 2009, respectively.

c.	Amortization expenses related to deferred charges amounted to $ 96, $ 94 and $ 49 for the years ended December 31, 2007, 2008 and 2009, respectively.

d.	Expected amortization expenses for the years ended December 31:

2010	$1,530
2011	$1,327
2012	$1,124
2013	$933
2014	$869
2015 and thereafter	$1,064

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:-	FAIR VALUE MEASUREMENTS

In accordance with ASC No. 820, the Company measures its foreign currency derivative instruments at fair value. Investments in foreign currency derivative instruments are classified within Level 2 value hierarchy. This is because these assets are valued using alternative pricing sources and models utilizing market observable inputs.

	December 31,
	2008	2009

Foreign currency derivative instruments	(912)	98

NOTE 9:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2008	2009

Employees and payroll accruals	$7,537	$6,947
Royalties provision	1,066	1,403
Government authorities	184	594
Accrued expenses	11,342	8,172
Deferred revenues	3,695	1,964
Others	137	470

	$23,961	$19,550

NOTE 10:-	SENIOR CONVERTIBLE NOTES

In November 2004, the Company issued an aggregate of $ 125,000 (including the exercise of the option as described below) principal amount of its 2% Senior Convertible Notes due November 9, 2024 ("the Notes"). The Company is obligated to pay interest on the Notes semi-annually on May 9 and November 9 of each year.

The Notes are convertible, at the option of the holders at any time before the maturity date, into ordinary shares of the Company at a conversion rate of 53.4474 ordinary shares per $ 1 principal amount of Notes, representing a conversion price of approximately $ 18.71 per share. Upon such conversion in lieu of the delivering of ordinary shares, the Company may elect to pay the holders cash or a combination of cash and ordinary shares. The Notes are subject to redemption at any time on or after November 9, 2009, in whole or in part, at the option of the Company, at a redemption price of 100% of the principal amount plus accrued and unpaid interest. The Notes are subject to repurchase, at the holders' option, on November 9, 2009, November 9, 2014 or November 9, 2019, at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any, on such repurchase date. The Company may choose to settle in cash upon conversion.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 10:-	SENIOR CONVERTIBLE NOTES (Cont.)

Effective January 1, 2009, the Company adopted the amendment to ASC 470-20 (formerly FSP APB 14-1) "Debt with Conversion and Other Options". The amendment specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. As a result, the Company recorded an additional $ 2,775 interest expense in 2009.

The cumulative effect of the change in accounting principle on periods prior to these presented in the amount of $ 9,329 is recognized as of the beginning of the first period presented, as an offsetting adjustment to the opening balance of retained earnings for that period. In addition, an increase of         $ 20,251 was recorded to additional paid in capital as of January 1, 2007.

During 2008 and 2009, the Company repurchased $ 51,500 and $73,100, respectively, in principal amount of its 2% Senior Convertible Notes for a total cost, including accrued interest, of $ 50,200 and $ 73,147, respectively. Based on the amended ASC-470-20 and as a result of the repurchase, the Company recorded a gain in the amount of $ 372 related to the liability component and a decrease of additional paid-in capital in the amount of $ 1,109 related to the equity component in its 2008 statements of operations. There was no gain or loss in connection with the repurchase in 2009. As of December 31, 2009, $ 403 in the principal amount of the notes remained outstanding.

The following tables shows the financial statements line items affected by retrospective application of an amendment to ASC 470-20 (formerly FSP APB 14-1), "Debt with Conversion and Other Options" on the affected financial statement line items for the periods indicated:

	Year ended December 31,
	2007			2008
	As previously reported	Effect of change	As adjusted under the amended ASC 470-20	As previously reported	Effect of change	As adjusted under the amended ASC 470-20

Financial income (loss)	2,670	(4,837)	(2,167)	1,182	(4,450)	(3,268)
Loss before income taxes	(1,523)	(4,837)	(6,360)	(78,253)	(4,450)	(82,703)
Net loss	(3,885)	(4,837)	(8,722)	(81,340)	(4,450)	(85,790)

Net loss per share:
Basic and diluted	$(0.09)	$(0.11)	$(0.2)	$(1.97)	$(0.11)	$(2.08)

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 10:-	SENIOR CONVERTIBLE NOTES (Cont.)

	December 31, 2008
	As previously reported	Effect of change	As adjusted under the amended ASC 470-20

Intangible assets, deferred charges and other, net	$9,084	$(178)	$8,906
Total assets	$230,482	$(178)	$230,304

Senior convertible note	$71,374	$(704)	$70,670

Equity:
Additional paid-in capital	$167,856	$19,142	$186,998
Accumulated deficit	$(58,678)	$(18,616)	$(77,294)
Total equity	$83,334	$754	$84,088

Total liabilities and equity	$230,482	$(178)	$230,304

The table below shows the components of the net carrying amount of the liability component and the equity component of the Notes at December 31, 2008 and at December 31, 2009:

	December 31,
	2008	2009

Principal amount of liability component	$73,498	$403
Unamortized discount	2,828	-

Net carrying amount of liability component	$70,670	$403

Equity component	$19,142	$19,142

The following represents the components of interest expense and effective interest rates relating to the Notes:

	Year ended December 31,
	2007	2008	2009

Contractual interest expense	$2,498	$2,308	$1,260
Amortization of discount	4,945	4,868	2,828

Total interest expense	$7,443	$7,176	$4,088

Effective interest rate	3.35%	3.35%	3.35%

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 11:-	LONG-TERM BANK LOANS

In April and July 2008, the Company entered into loan agreements with banks in Israel and was provided with loans in the total amount of $ 30,000. The loans bear interest at LIBOR plus 1.3%-1.5% with respect to $ 23,000 of the loans and LIBOR plus 0.5%-0.65% with respect to the remaining principal amount of $ 7,000 of the loans. The principal amount borrowed is repayable in 20 equal quarterly payments through July 2013. The banks have a lien of the Company's assets and the Company is required to maintain $ 7,000 of compensating balances with the banks which are included in short term bank deposits. The agreement requires the Company, among other things, to maintain equity at specified levels and to achieve certain levels of operating income. The agreement also restricts the Company from paying dividends. As of December 31, 2009, the Company was in compliance with its covenants to the banks.

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Group's facilities are rented under several lease agreements in Israel and the U.S. for periods ending in 2021.

Future minimum rental commitments under non-cancelable operating leases for the years ended December 31, are as follows:

2010	$4,686
2011	6,146
2012	5,624
2013	2,399
2014	2,414
2015 and thereafter	12,901

$34,170

In connection with the Company's offices lease agreement in Israel, the lessor has a lien on $3,500 of short term bank deposits.

Rent expenses for the years ended December 31, 2007, 2008 and 2009, were approximately $ 4,471, $ 6,432 and $ 4,558, respectively.

b.	Other commitments:

The Company is obligated under certain agreements with its suppliers to purchase specified items of excess inventory. Non- cancelable obligations as of December 31, 2009, were approximately $ 930.

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

As of December 31, 2009, the Company has a contingent obligation to pay royalties in the amount of approximately $ 8,715.

As of December 31, 2009, the Company has paid or accrued royalties to the OCS in the amount of $ 360, which was recorded to cost of revenues.

d.	Royalty commitments to third parties:

The Group has entered into technology licensing fee agreements with third parties. Under the agreements, the Group agreed to pay the third parties royalties, based on sales of relevant products.

e.	Legal proceedings:

In September 2009, Network Gateway Solutions LLC filed a claim against AudioCodes Ltd. and AudioCodes Inc. and 19 other defendants alleging infringement of certain patents. The case is still at an early stage. The amount of monetary demand or a settlement demand of any kind was not indicated. Due to the preliminary stage of the claim, the Company and its legal advisors can not currently assess the outcome or possible adverse effect on the Company's consolidated financial position or results of operations. However, the Company believes that it has substantial legal claims to oppose these allegations.

Prior to the acquisition of Nuera Communications Inc. by the Company in 2006, one of Nuera’s customers had been named as a defendant in a patent infringement suit involving technology the customer purchased from Nuera. In the suit, the plaintiff alleged that the customer used devices to offer services that infringe upon a patent the plaintiff owns. The customer has sought indemnification from Nuera pursuant to the terms of a purchase agreement between Nuera and the customer relating to the allegedly infringing technology at issue. There were no additional  developments and the Company and its legal advisors can not currently assess the outcome or possible adverse effect on the Company's financial position or results of operations. However, the Company believes that it has substantial legal claims to oppose these allegations.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:-	EQUITY

a.	Treasury stock:

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

During 2008, 10,000 warrants were granted to consultants at an exercise price of $ 4.82 per share, expiring seven years from the date of grant. The Company recorded compensation expenses in accordance with ASC 505. The amount recorded is immaterial. As of December 31, 2009, 10,000 warrants to consultants are outstanding and exercisable at an exercise price of $ 4.82 per share.

c.	Employee Stock Purchase Plan:

In May 2001, the Company's Board of Directors adopted the Employee Stock Purchase Plan ("the Purchase Plan"), and, in July 2007, amended the Purchase Plan. As amended, the Purchase Plan provides for the issuance of a maximum of 6,500,000 ordinary shares. As of December 31, 2008, 4,004,683 shares were still available for future issuance under the Purchase Plan. Eligible employees can have up to 15% of their wages, up to certain maximums, used to purchase ordinary shares. The Purchase Plan is implemented with purchases every six months occurring on January 31 and July 31 of each year. The price of the ordinary shares purchased under the Purchase Plan is equal to 85% of the lower of the fair market value of the ordinary shares on the commencement date of each offering period or on the semi-annual purchase date. The Purchase Plan is considered a compensatory plan. Therefore, the Company recorded compensation expense in accordance with ASC 718, "Compensation - Stock Compensation", with respect to purchases under the Purchase Plan.

During the years ended December 31, 2007 and 2008, 649,853 and 319,453 shares, respectively, were issued under the Purchase Plan for aggregate consideration of $ 3,619 and $ 1,214, respectively. During 2008, the Company's Board of Directors decided to suspend the Purchase Plan.

d.	Employee Stock Option Plans:

Under the Company's 1997 and 1999 Stock Option Plans, options to purchase ordinary shares may be granted to officers, directors, employees and consultants of the Group. As of December 31, 2009, both plans had expired and no options are available for future grants under these plans.

During 2008, the Board of Directors approved the 2008 Equity Incentive Plan that is effective starting January 2009. As of December 31, 2009, the total number of shares authorized for grant under this Plan is 914,545.

Stock options granted under the abovementioned plans are exercisable at the fair market value of the ordinary shares at the date of grant and usually expire seven or ten years from the date of grant. The options generally vest over four years from the date of grant. Any options that are forfeited or cancelled before expiration become available for future grants.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:-	EQUITY (Cont.)

The following is a summary of the Group's stock option activity and related information for the year ended December 31, 2009:
	Year ended December 31, 2009
	Amount of options		Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year		6,346,537	$7.81
Changes during the year:
Granted	*)	1,094,577	$1.82
Exercised		(86,750)	$1.04
Forfeited		(787,513)	$7.09
Expired		(400,984)	$7.91

Options outstanding at end of year	*)	6,165,867	$6.93	3.0	$192

Vested and expected to vest		5,734,256	$6.93	3.0	$178

Options exercisable at end of year		4,419,161	$8.10	1.86	$192

*)         Including 40,269 restricted share units ("RSU'S") granted in December 2009.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2007, 2008 and 2009 was $ 3.23, $ 1.80 and $ 1.22, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fiscal year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on the last trading day of the fiscal year. This amount changes based on the fair market value of the Company's shares.

Total intrinsic value of options exercised for the twelve months ended December 31, 2007, 2008 and 2009 was $ 613, $ 124 and $ 130, respectively. As of December 31, 2009, there was $ 1,840 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 0.96 years.

The options outstanding as of December 31, 2009, have been separated into ranges of exercise prices, as follows:
Range of exercise price	Options outstanding as of December 31, 2009	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2009	Weighted average exercise price of exercisable options
		(Years)

$0-1.1	256,569	4.19	$0.44	103,800	$1.10
$1.50-2.51	1,027,400	5.09	$2.16	281,150	$2.38
$2.67-4.00	502,263	3.40	$2.89	278,391	$3.00
$4.10-6.49	1,258,525	2.78	$5.20	911,460	$5.00
$6.51-9.24	691,710	1.20	$7.68	637,210	$7.75
$9.32-14.76	2,399,400	2.46	$11.07	2,177,150	$11.11
$15.94	30,000	1.99	$15.94	30,000	$15.94

	6,165,867	3.0	$6.93	4,419,161	$8.10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:-	EQUITY (Cont.)

e.
During 2008 and 2009, the Company decided on an exceptional and ex-gratia basis to extend the validity of 895,138 and 231,400 options, respectively, granted to employees by a period of 1-2 years and re-priced the exercise price to certain employees. Total options that were re-priced in 2008 and 2009, were 100,000 and 50,000, respectively. The exercise price was adjusted in 2008 from a range of 5.7-6.7 to 4.17 and in 2009 from a range 4.17-14.76 to 0.

The Company accounted for these changes as modifications in accordance with ASC 718. The Company calculated the incremental value of these modifications and recorded compensation cost in a total amount of $ 402 and $ 208 for the years ended December 31, 2008 and 2009, respectively.

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

Therefore, the Company's income derived from the Approved Enterprise will be entitled to a tax exemption for a period of two years and to an additional period of five to eight years of reduced tax rates of 10% - 25% (based on the percentage of foreign ownership). The duration of tax benefits of reduced tax rates is subject to a limitation of the earlier of 12 years from commencement of production, or 14 years from the approval date. The Company utilized tax benefits from the first program in 1998 and has been no longer eligible for benefits since 2007. Tax benefits from the remaining programs are scheduled to gradually expire through 2013.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:-	TAXES ON INCOME (Cont.)

As of December 31, 2009, retained earnings included approximately $ 540 in tax-exempt income earned by the Company's "Approved Enterprise". The Company's Board of Directors has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's "Approved Enterprise".

Tax-exempt income attributable to the "Approved Enterprise" cannot be distributed to shareholders without subjecting the Company to taxes except upon complete liquidation of the Company. If such retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (currently between 10% - 25%) and an income tax liability of approximately up to $ 135 would be incurred by the Company.

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above Investment Law, regulations published thereunder and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2009, management believes that the Company is in compliance with all of the aforementioned conditions.

Income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the regular tax rate prevailing at that time.

On April 1, 2005, an amendment to the Investment Law came into effect ("the Amendment") that significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as a Beneficiary Enterprise including a provision generally requiring that at least 25% of the Beneficiary Enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Investment Law as they were on the date of such approval. Therefore, the Company's existing "Approved Enterprises" will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the Investment Law, as amended, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record a deferred tax liability with respect to such tax-exempt income. As of December 31, 2009, there was no taxable income attributable to the Beneficiary Enterprise.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:-	TAXES ON INCOME (Cont.)

3.	Net operating loss carryforward:

As of December 31, 2009, the Company has accumulated losses for tax purposes in the amount of approximately $ 48,000, which can be carried forward and offset against taxable income in the future for an indefinite period. As of December 31, 2009, the Company recorded a deferred tax asset of $ 1,447 relating to the available net carry forward tax losses.

As of December 31, 2009, the Company's Israeli subsidiaries have estimated total available carry forward tax losses of approximately $ 60,000.

4.	Tax benefits under the law for the Encouragement of Industry (taxes), 1969 ("the Encouragement Law"):

The Encouragement Law, provides several tax benefits for industrial companies. An industrial company is defined as a company resident in Israel, at least 90% of the income of which in a given tax year exclusive of income from specified Government loans, capital gains, interest and dividends, is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity.

Management believes that the Company is currently qualified as an "industrial company" under the Encouragement Law and as such, enjoys tax benefits, including: (1) Deduction of purchase of know-how and patents and/or right to use a patent over an eight-year period; (2) The right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company; (3) Accelerated depreciation rates on equipment and buildings; and (4) Expenses related to a public offering on the Tel-Aviv Stock and on recognized stock markets outside of Israel, are deductible in equal amounts over three years.

Eligibility for benefits under the Encouragement Law is not subject to receipt of prior approval from any Governmental authority. No assurance can be given that the Israeli tax authorities will agree that the Company qualifies, or, if the Company qualifies, then the Company will continue to qualify as an industrial company or that the benefits described above will be available to the Company in the future.

5.	Tax rates:

Taxable income of Israeli companies is subject to tax at the rate of 27% in 2008, 26% in 2009, and 25% in 2010 and thereafter. In July 2009, Israel's Parliament (the Knesset) passed the Economic Efficiency Law (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in the Israeli corporate tax rate and real capital gains tax rate starting from 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%. However, the effective tax rate payable by a company which derives income from an "Approved Enterprise" may be considerably lower (see also Note 14 a2).

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:-	TAXES ON INCOME (Cont.)

b.	Loss before taxes on income comprised as follows:

	Year ended December 31,
	2007	2008	2009

Domestic	$(1,706)	$(2,811)	$(5,963)
Foreign	(4,654)	(79,892)	3,035

	$(6,360)	$(82,703)	$(2,928)

c.	Taxes on income are comprised as follows:

	Year ended December 31,
	2007	2008	2009

Current taxes	$(1,125)	$674	$290
Deferred taxes	2,390	(169)	-

	$1,265	$505	$290

Domestic	$(1,575)	$(1,365)	$484
Foreign	2,840	1,870	(194)

	$1,265	$505	$290

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:-	TAXES ON INCOME (Cont.)

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group's deferred tax liabilities and assets are as follows:

	December 31,
	2008	2009
Deferred tax assets:
Net operating loss carry forward	$61,093	$53,748
Reserves and allowances	3,822	8,291

	64,915	62,039
Deferred tax liabilities:
Senior convertible notes	735	-
Depreciation	736	-

	1,471	-

Net deferred tax assets before valuation allowance	63,444	62,039
Valuation allowance	(61,217)	(59,812)

Deferred tax asset	$2,227	$2,227

Domestic:
Short-term deferred tax asset	$652	$678
Long-term deferred tax asset	795	765

	$1,447	$1,443

Foreign:
Short-term deferred tax asset	$320	$375
Long-term deferred tax asset	460	409

	$780	$784

The Company's U.S. subsidiaries have estimated total available carry forward tax losses of approximately $ 83,000 to offset against future taxable income that expire between 2020 and 2029. As of December 31, 2009, the Company recorded a deferred tax asset of $ 784 relating to the available net carry forward tax losses.

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

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the actual tax expense as reported in the statement of operations is as follows:

	Year ended December 31,
	2007	2008	2009
Loss before taxes, as reported in the consolidated statements of operations	$(6,360)	$(82,703)	$(2,928)

Statutory tax rate	29%	27%	26%

Theoretical tax benefits on the above amount at the Israeli statutory tax rate	$(1,844)	$(22,330)	$(761)
Income tax at rate other than the Israeli statutory tax rate (1)	655	139	337
Non-deductible expenses including equity based compensation expenses	3,834	2,172	1,425
Non-deductible expenses which results from Impairment of goodwill, other intangible assets and investment in affiliate	-	23,250	-
Deferred taxes on losses for which a valuation allowance was provided	3,333	75	633
Utilization of operation losses carry forward	(3,355)	(3,231)	(1,469)
Taxes in respect to prior years	(1,588)	87	90
State and Federal taxes	689	177	21
Inter-company charges	(430)	57	-
Other individually immaterial income tax item	(29)	109	14

Actual tax expense	$1,265	$505	$290

(1) Per share amounts (basic) of the tax benefit resulting from the exemption	$0.02	$0.01	$0.01
Per share amounts (diluted) of the tax benefit resulting from the exemption	$0.02	$0.01	$0.01

f.
The Company adopted the provisions of amendment to ASC 740 on January 1, 2007. Prior to 2007, the Company used the provisions of FAS 5 (as codified in ASC 450) to determine tax contingencies. As of January 1, 2007, there was no difference in the Company's tax contingencies under the provisions of the amended ASC. As a result, there was no effect on the Company's shareholders equity upon the Company's adoption of the amended ASC.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:-	TAXES ON INCOME (Cont.)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Gross unrecognized tax benefits as of January 1, 2009	$158

Increase in tax position for current year	-

Gross unrecognized tax benefits as of December 31, 2009	$158

The Company recognizes interest and penalties related to unrecognized tax benefits in tax expenses. The liability for unrecognized tax benefits does not include accrued interest and penalties of $ 153 and $ 164 at December 31, 2008 and 2009, respectively.

NOTE 15:-	BASIC AND DILUTED NET LOSS PER SHARE

	Year ended December 31,
	2007		2008		2009
Numerator:

Net loss available to ordinary shareholders		$(8,722)		$(85,790)		$(2,822)

Denominator:

Denominator for basic earnings per share - weighted average number of ordinary shares, net of treasury stock		42,699,307		41,200,523		40,207,923
Effect of dilutive securities:
Employee stock options and ESPP	*)	-	*)	-	*)	-
Senior convertible notes	*)	-	*)	-	*)	-
Denominator for diluted net earnings per share - adjusted weighted average number of shares		42,699,307		41,200,523		40,207,923

*)         Antidilutive.

NOTE 16:-	FINANCIAL EXPENSES, NET

	Year ended December 31,
	2007	2008	2009

Financial expenses:
Interest	$(7,419)	$(6,807)	$(4,739)
Amortization of marketable securities premiums and accretion of discounts, net	(40)	(110)	(253)
Others	(617)	(131)	(232)

	(8,076)	(7,048)	(5,224)
Financial income:
Interest and others	5,909	3,780	2,480

	$(2,167)	$(3,268)	$(2,744)

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 17:-	GEOGRAPHIC INFORMATION

a.	Summary information about geographic areas:

The Group manages its business on a basis of one reportable segment (see Note 1 for a brief description of the Group's business). The data is presented in accordance with ASC 280 (formerly: SFAS No. 131), "Segment Reporting". Revenues in the table below are attributed to geographical areas based on the location of the end customers.

The following presents total revenues for the years ended December 31, 2007, 2008 and 2009 and long-lived assets as of December 31, 2007, 2008 and 2009.

	2007		2008		2009
	Total	Long- lived	Total	Long- lived	Total	Long- lived
	revenues	assets	revenues	assets	revenues	assets

Israel	$10,604	$23,261	$13,597	$21,599	$10,410	$21,138
Americas	89,614	113,894	91,640	26,250	69,960	22,799
Europe	40,305	105	40,854	118	27,101	87
Far East	17,712	53	28,653	56	18,423	74

	$158,235	$137,313	$174,744	$48,023	$125,894	$44,098

b.	Product lines:

Total revenues from external customers divided on the basis of the Company's product lines are as follows:

	Year ended December 31,
	2007	2008	2009

Technology	$56,426	$58,484	$34,995
Networking	101,809	116,260	90,899

	$158,235	$174,744	$125,894

NOTE 18:-	DERIVATIVE INSTRUMENTS

The Company enters into hedge transactions with a major financial institution, using derivative instruments, primarily forward contracts and options to purchase and sell foreign currencies, in order to reduce the net currency exposure associated with anticipated expenses (primarily salaries and rent expenses) in currencies other than U.S. dollar. The Company currently hedges such future exposures for a maximum period of one year. However, the Company may choose not to hedge certain foreign currency exchange exposures for a variety of reasons, including but not limited to immateriality, accounting considerations and the prohibitive economic cost of hedging particular exposures. There can be no assurance the hedges will offset more than a portion of the financial impact resulting from movements in foreign currency exchange rates.

The Company records all derivatives in the consolidated balance sheet at fair value. The effective portions of cash flow hedges are recorded in other comprehensive income until the hedged item is recognized in earnings. The ineffective portions of cash flow hedges are adjusted to fair value through earnings in financial other income or expense. The Company does not enter into derivative transactions for trading purposes.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 18:-	DERIVATIVE INSTRUMENTS (Cont.)

The Company had a net deferred loss associated with cash flow hedges of $ 912 and a net deferred gain associated with cash flow hedges of $ 98 recorded in other comprehensive income as of December 31, 2008 and 2009, respectively. As of December 31, 2009, the hedged transactions are expected to occur within twelve months.

The Company entered into forward contracts to hedge the fair value of assets denominated in New Israeli Shekels that did not meet the requirement for hedge accounting. The Company measured the fair value of the contracts in accordance with ASC No. 820 at level 2. The net losses recognized in "financial and other expenses, net" during 2009 were $ 81.

As of December 31, 2008 and 2009, the Company had outstanding forward contracts in the amount of $ 10,800 and $ 10,500, respectively.

The fair value of the Company’s outstanding derivative instruments and the effect of derivative instruments in cash flow hedging relationship on other comprehensive income for the years ended December 31, 2008 and 2009, are summarized below:

Foreign exchange forward and		As of December 31,
options contracts	Balance sheet	2008		2009

Fair value of foreign exchange forward contracts	"Other receivables and prepaid expenses"	$			$98

	"Other payables and accrued expenses"		$(912)	$

Increase (decrease) in gains recognized in OCI (effective portion)	"Other comprehensive income"		$(1,959)		$1,010

The effect of derivative instruments in cash flow hedging relationship on income for the years ended December 31, 2009 and 2008 is summarized below:

Foreign exchange forward and	Statements of	Year ended December 31,
options contracts	operations	2009	2008

Gain (loss) on derivatives recognized in OCI	"Operating expenses"	$1,622	$(3,467)
Gain (loss) recognized in income on derivatives (effective portion)	"Operating expenses"	$(612)	$1,508

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 19:-	SUBSEQUENT EVENTS

In January 2010, AudioCodes entered into an agreement to acquire all of the outstanding equity of NSC that it had not owned as of December 31, 2009. The closing of the transaction occurred in May 2010. Pursuant to the agreement, AudioCodes will pay an aggregate of approximately $ 1,200 for the remaining interest in NSC, payable in three annual installments commencing on the first anniversary of the closing. AudioCodes will also be required to pay an additional consolidation price of up to $ 500 in 2013 if certain aggregate revenue milestones are met for 2010, 2011 and 2012.

In May 2007, the Company entered into an agreement pursuant to which a building of approximately 145,000 square feet will be erected and leased to the Company for period of eleven years. This new building is expected to be completed in 2010. In May 2010, the constructor and owners of the building have notified the Company that it has completed a certain milestone in the construction of the building, and that in accordance with the agreement the tenure of the building should be transferred to the Company effective May 2010. Under such scenario the Company is required to pay lease starting that month. The Company rejected the claim and believes it has valid legal defenses to oppose such claim since the Company is not legally allowed to occupy the building. Due to the preliminary stage of the claim and related discussions, the Company and its legal advisors are unable currently to assess the outcome of the claim and its effect on the Company.

- - - - - - - - - - - - - - - - - - - - - - - -

EXHIBIT INDEX

Exhibit No.	Exhibit

12.1	Certification of Shabtai Adlersberg, President, Chief Executive Officer and Interim Chief Financial Officer , pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer and Interim Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.