Form 20-F
period 2010-12-31
AUDIOCODES LTD
filed 2011-03-10
CIK 1086434

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

As of December 31, 2010, the Registrant had outstanding 41,204,017 Ordinary Shares, nominal value NIS 0.01 per share.

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

A.           SELECTED FINANCIAL DATA

The selected financial data, set forth in the table below, have been derived from our audited historical financial statements for each of the years from 2006 through 2010. The selected consolidated statement of operations data for the years ended December 31, 2008, 2009 and 2010, and the selected consolidated balance sheet data as of December 31, 2009 and 2010, have been derived from our audited consolidated financial statements set forth elsewhere in this Annual Report. The selected consolidated statement of operations data for the years ended December 31, 2006 and 2007, and the selected consolidated balance sheet data as of December 31, 2006, 2007 and 2008, have been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report. The selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to these consolidated financial statements.

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(In thousands, except per share data)

Statement of Operations Data:
Revenues	$147,353	$158,235	$174,744	$125,894	$150,040
Cost of revenues	61,242	69,185	77,455	56,194	66,138
Gross profit	86,111	89,050	97,289	69,700	83,902
Operating expense:
Research and development, net	35,416	40,706	37,833	29,952	30,189
Selling and marketing	37,664	42,900	44,657	32,111	35,024
General and administrative	8,766	9,637	9,219	7,821	8,252
Impairment of goodwill and intangible assets	-	-	85,015	-	-
Total operating expenses	81,846	93,243	176,724	69,884	73,465
Operating income (loss)	4,265	(4,193)	(79,435)	(184)	10,437
Financial expenses, net	700	2,167	3,268	2,744	94
Income (loss) before taxes on income	3,565	(6,360)	(82,703)	(2,928)	10,343
Income tax expense (benefit), net	289	1,265	505	290	(1,885)
Equity in losses of affiliated companies	916	1,097	2,582	76	213
Net income (loss)	$2,360	$(8,722)	$(85,790)	$(3,294)	$12,015
Net loss attributable to a non-controlling interest	-	-	-	$472	$111
Net income (loss) attributable to AudioCodes’ shareholders	$2,360	$(8,722)	$(85,790)	$(2,822)	$12,126
Basic net earnings (loss) per share	$0.06	$(0.20)	$(2.08)	$(0.07)	$0.30
Diluted net earnings (loss) per share	$0.05	$(0.20)	$(2.08)	$(0.07)	$0.30
Weighted average number of ordinary shares used in computing basic net earnings (loss) per share	41,717	42,699	41,201	40,208	40,560
Weighted average number of ordinary shares used in computing diluted net earnings (loss) per share	43,689	42,699	41,201	40,208	40,961

	December 31,
	2006	2007	2008	2009	2010

Balance Sheet Data:
Cash and cash equivalents	$25,171	$75,063	$36,779	$38,969	$50,311
Short-term bank deposits, structured notes, marketable securities and accrued interest	58,080	35,309	78,351	13,902	13,825
Working capital	97,454	124,676	57,370	54,557	66,537
Long-term bank deposits, structured notes and marketable securities	50,377	32,670	-	-	-
Total assets	336,912	344,267	230,304	147,533	173,718
Bank loans	-	-	27,750	21,750	15,750
Senior convertible notes	109,949	114,893	70,670	403	353
AudioCodes shareholders’ equity	175,607	180,577	83,860	84,129	99,180
Non-controlling interest	-	-	228	(244)	-
Total equity	175,607	180,577	84,088	83,885	99,180
Capital stock (*)	149,336	162,103	167,981	170,062	172,263
(*) Capital stock represents share capital plus additional paid-in capital, less carrying amount of the equity component of the senior convertible notes.

Currency and Exchange Rates

The following table sets out the exchange rates for one United States dollar ("US$") expressed in terms of one New Israeli Shekel ("NIS") in effect at the end of the following years, (based on the exchange rate on the last day of each year).

December 31,
2006	2007	2008	2009	2010
4.225	3.846	3.802	3.775	3.549

The high and low exchange rates for each month during the previous six months are as follows (NIS per United States $1.00):

Month	High	Low
September 2010	3.798	3.665
October 2010	3.645	3.569
Novembers 2010	3.684	3.580
December 2010	3.665	3.549
January 2011	3.710	3.528
February 2011	3.713	3.602

The high, low, average (calculated by using the average of the exchange rates on the last day of each month during the period) and closing exchange rates for each of the Company’s five previous fiscal years are as follows:

	December 31,
	2006	2007	2008	2009	2010
High	4.725	4.342	4.022	4.256	3.894
Low	4.176	3.830	3.230	3.690	3.549
Average	4.453	4.110	3.586	3.923	3.732
Period End	4.225	3.846	3.802	3.775	3.549

Unless otherwise indicated, in this Annual Report all references herein are to United States dollar.

 The exchange rate on March 4, 2011, as reported by the Bank of Israel, for the conversion of United States dollars into New Israeli Shekel was U.S. $1.00 equals NIS 3.611.

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

We reported a net loss of $8.7 million in 2007, $85.8 million in 2008 and $2.8 million in 2009. We reported net income of $12.1 million in 2010. The loss in 2008 included a non-cash impairment charge of $86.1 million taken in the fourth quarter of 2008 with respect to goodwill, intangible assets and investment in an affiliate. The majority of our expenses are directly and indirectly related to the number of people we employ.  We may increase our expenses based on projections of revenue growth. If at any given time we do not meet our expectations for growth in revenues our expenses incurred in anticipation of projected revenues may cause us to incur a loss. We may not be able to anticipate a loss in advance and adjust our variable costs accordingly. We cannot be sure that we will continue to be profitable in 2011.

We have depended, and expect to continue to depend, on a small number of large customers. Nortel Networks, or Nortel, which was our largest customer in 2008 and 2009, filed for bankruptcy protection in January 2009. As a result, sales to Nortel decreased significantly in 2010.  The loss of one or more of our other large customers or the reduction in purchases by a significant customer or failure of such customer to pay for the products it purchases from us could have a material adverse effect on our revenues.

Historically, a substantial portion of our revenues has been derived from large purchases by a small number of original equipment manufacturers, or OEMs, and network equipment providers, or NEPs, systems integrators and distributors. For example, our top three customers accounted for approximately 20.9% of our revenues in 2008, 25.7% of our revenues in 2009 and 22.2% of our revenues in 2010. Based on our experience, we expect that our customer base may change from period to period. If we lose a large customer and fail to add new customers, or if purchases made by such customers are significantly reduced, there could be a material adverse effect on our results of operations.

Nortel filed for bankruptcy protection in January 2009. Nortel Networks was our largest customer in 2008 and 2009 accounting for 14.4% of our revenues in 2008 and 15.6% of our revenues in 2009. In 2010, Nortel accounted for only 3.9% of our revenues. As a result of this bankruptcy filing, $1.7 million of sales to Nortel in the fourth quarter of 2008 were recorded as unpaid deferred revenues which also reduced trade receivables on our balance sheet. During 2009, Nortel returned to us products with a sales price of $706,000, which reduced our unpaid deferred revenues by this amount. Nortel has sold a number of its business units and is continuing to sell business units and liquidate assets in the bankruptcy proceeding. Some of the business units sold by Nortel were customers of ours. We cannot be sure if Nortel or business units sold by Nortel that were customers of ours will continue to purchase products from us or, if Nortel sells additional business units that deal with us, any purchaser of those business units will continue to do business with us. Any significant reduction in sales to our large customers could have a material adverse effect on our results of operations.

Nortel has asserted a preference claim against us in its bankruptcy proceeding. A successful claim by Nortel could result in a judgment against us requiring us to return to Nortel payments made to us.

In a bankruptcy proceeding, a company is entitled to make preference claims for amounts paid by the company during specified periods prior to the bankruptcy filing. Nortel has asserted that we received approximately $2.6 million in payments from them during the ninety day period prior to their bankruptcy filing that constitute avoidable preferential transfers. We have entered into an agreement with Nortel that tolls the statute of limitations with respect to these claims until April 14, 2011. We expect to engage in discussions with Nortel with respect to these claims. While we believe that we have valid defenses to these claims, we cannot be sure that we will be able to reach an acceptable settlement with Nortel.  If an acceptable settlement is not reached with Nortel, we intend to vigorously defend against any claim brought against us, but we cannot be sure of the outcome of any litigation with respect to this claim. We could be required to repay all or a portion of the amounts claimed by Nortel to be a preference if a litigation were to be resolved in Nortel’s favor.

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

We are party to an agreement for the construction and long-term lease of a new building in Israel.  We are currently engaged in a dispute with the landlord with respect to this lease. Any unfavorable outcome in this dispute could result in significant damages to us.

In May 2007, we entered into an agreement with respect to property adjacent to our headquarters in Israel, pursuant to which a building of approximately 145,000 square feet has been erected and was expected to be leased to us for a period of eleven years.  This new building was substantially completed on a structural level in May 2010.  The landlord claimed that we should have taken delivery of the building at that time and started paying rent.  We disagreed with the landlord’s interpretation of the relevant agreement. As a result, the landlord terminated the agreement and leased the property to a third party.  This dispute has been referred to arbitration where we claim that due to the landlord’s failure we lost significant potential revenues.  The landlord counterclaimed alleging that it sustained losses equal to approximately one year’s rent and management fees in the amount of approximately NIS 14 million (approximately $3.9 million). The claim is at an early stage and it is not possible at this stage to predict the outcome of these proceedings.  We believe that we have valid defenses to the counterclaim. An unfavorable outcome in the arbitration could result in the payment by us of a significant amount to the landlord.

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

In addition, acquisitions could result in:
·	substantial cash expenditures;
·	potentially dilutive issuances of equity securities;
·	the incurrence of debt and contingent liabilities;
·	a decrease in our profit margins;
·	amortization of intangibles and potential impairment of goodwill and intangible assets, such as occurred during 2008;
·	reduction of management attention to other parts of the business;
·	failure to invest in different areas or alternative investments;
·	failure to generate expected financial results or reach business goals; and
·	increased expenditures on human resources and related costs.
If acquisitions disrupt our sales or marketing efforts or operations, our business may suffer.

We recorded significant charges for the impairment of goodwill and intangible assets during the fourth quarter of 2008 which caused us to report a net loss for 2008.  If our goodwill and other intangible assets become further impaired, we may be required to record additional charges to earnings.

We recorded aggregate charges of $86.1 million in the fourth quarter of 2008 for impairment charges with respect to goodwill and intangible assets related to our acquisitions and investments in affiliated companies. As a result, we reported a net loss for 2008. As of December 31, 2010, we had goodwill and other intangible assets in an aggregate amount of $37.4 million, or approximately 21.5% of our total assets and 37.8% of our shareholders’ equity. Under accounting principles generally accepted in the United States, we review our goodwill and other intangible assets for impairment annually during the fourth quarter of each fiscal year and when events or changes in circumstances indicate the carrying value may not be recoverable.  The carrying value of our goodwill and other intangible assets may not be recoverable due to factors such as a decline in our stock price and market capitalization, reduced estimates of future cash flows and profitability and slower growth rates in our industry.  Our impairment charges in 2008 were primarily the result of the decline in global economic conditions and reduction in consumer and business confidence experienced during the fourth quarter of 2008. In addition, we experienced a major setback in the product lines of the Nuera and Netrake business that had been acquired by us.  Estimates of future cash flows and profitability are based on an updated long-term financial outlook of our operations. However, actual performance in the near-term or long-term could be materially different from these forecasts, which could impact future estimates.  A further significant decline in our market capitalization or deterioration in our projected results could result in additional impairment of goodwill and/or intangible assets.  We may be required in the future to record a significant charge to earnings in our financial statements during a period in which an impairment of our goodwill is determined to exist, as happened in 2008, which would negatively impact our results of operations and could negatively impact our stock price.

If new products we recently introduced or expect to introduce in the future fail to generate the level of demand we anticipated, we will realize a lower than expected return from our investment in research and development with respect to those products, and our results of operations may suffer.

Our success is dependent, in part, on the willingness of our customers to transition or migrate to new products, such as our expanded offering of Mediant and IPmedia products, our residential gateways, our session border controller products, the multi service business gateways (MSBGs), our software application products or expected future products. We are involved in a continuous process of evaluating changing market demands and customer requirements in order to develop and introduce new products, features and applications to meet changing demands and requirements. We need to be able to interpret market trends and the advancement of technology in order to successfully develop and introduce new products, features and applications. If potential customers defer transition or migration to new products, our return on our investment in research and development with respect to products recently introduced or expected to be introduced in the near future will be lower than we originally anticipated and our results of our operations may suffer.

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

Media gateway products are primarily intended to transcode voice from traditional telephony networks to IP networks and vice versa. Along with the growth in the number of IP networks, there has been an increase in the amount of information that is sent directly from one IP network to another IP network. This direct network communication potentially obviates the need to use a media gateway or transcoding. A reduction in the demand for media gateways may adversely affect the demand for our media gateway products and, in turn, adversely affect our results of operations.

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

Our principal competitors in the residential gateway market are Pirelli Broadband (ADB), Technicolor (previously Thomson), Sagemcom, Zyxel, Netgear, Bewan (Pace), Amper, Huawei, FiberHome and ZTE.

Our principal competitors in the area of analog media gateways (2 to 24 ports) for access and enterprise are Linksys (a division of Cisco Systems, Inc.), Mediatrix Telecom, Inc., Vega Stream Limited, Samsung, Innovaphone AG, Net.com/Quintum Technologies, Tainet Communication System Corp., Welltech, Ascii Corp., D-Link Systems, Inc., Multitech Inc., Inomedia, Grandstream, OKI and LG. In the area of low density digital gateway and multi-service business gateways we face competition from companies such as Cisco, Adtran, Oneaccess, and more specifically in the enterprise class Session Border Controller technology with ACME Packet (Convergence), SIPera, Ingate and Edgewater. In addition we face competition in low, mid and high density gateways from companies such as  Alcatel-Lucent, Nokia-Siemens, Huawei, Ericsson, UTstarcom, ZTE and from Cisco Systems, Dialogic (Veraz Networks/Cantata Technologies), Sonus Networks, General Bandwidth  and Commatch (Telrad), some of which are also customers of our products and technology.

Our principal competitors in the media server market segment are Dialogic/Cantata Technology, NMS Communications, Convedia/Radisys, Movius (IP Unity Glenayre), Cognitronics and Aculab.  In addition, we face competition in software-based and hardware-based media servers from internal development at companies such as Hewlett-Packard, Comverse-NetCentrex, General Bandwidth, Alcatel - Lucent, Nokia – Siemens and Ericsson.

Our principal competitors in the sale of signal processing chips are Texas Instruments, Broadcom, Infineon/Lantiq, Centillium, Surf and Mindspeed. Several large manufacturers of generic signal processors, such as Motorola, Agere Systems, which merged with LSI Corporation in April 2007, and Intel have begun, or are expected to begin, marketing competing processors. Our principal competitors in the communications board market are Dialogic/NMS Communications,  Cantata, Aculab, Sangoma and PIKA Technologies.

Our principal competitors in the area of IP Phones are comprised of “best-of-breed” IP phone vendors and end-to-end IP telephony vendors. “Best of breed” IP phone vendors sell standard-based SIP phones that can be integrated into any standards-based IP-PBX or hosted IP telephony system. These competitors include Polycom, Mediatrix, Yaelink and SNOM.  End-to-end IP telephony vendors sell IP phones that only work in their proprietary systems and include IP telephony vendors such as Cisco, Avaya (previously Nortel), Alcatel-Lucent, Siemens and Asstra.

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

In addition, we have engaged three original design manufacturers, or ODMs, based in Asia to design and manufacture some of our products and may engage additional ODMs in the future. Any problems that occur and persist in connection with the delivery, quality, cost of the assembly or testing of our products, as well as the termination of our commercial relationship with an ODM or the discontinuance of the manufacturing of the respective products could have a material adverse effect on our business, financial condition and results of operations.

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

Our customers expect us to maintain an inventory of products available for purchase off the shelf subsequent to the initial sales cycle for these products.  This may require us to incur the costs of manufacturing inventory without having a purchase order for the products.  The VoIP industry is subject to rapid technological change and volatile customer demands, which result in a short product commercial life before a product becomes obsolete.  If we are unable to sell products that are produced to hold in inventory, we may incur write-offs as a result of slow moving items, technological obsolescence, excess inventories, discontinued products and products with market prices lower than cost. Write-offs could adversely affect our operating results and financial condition. We wrote off inventory in an aggregate amount of $2.4 million in 2008, $3.4 million in 2009 and $1.1 million in 2010.

The right of our customers to return products and their right to exchange products may affect our ability to recognize revenues which could adversely affect the results of our operations.

Some of our customers expect us to permit them to return some or all of the products they purchase from us. If we contractually agree to allow a customer to return products, the customer may be entitled to a refund for the returned products or to receive a credit for the purchase of replacement products.  If we agree to this type of contractual obligation, it could affect our ability to recognize revenues. In addition, if we are not able to resell any products that are returned and we would have to write off this inventory.  This could adversely affect our results of operations.

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

We are subject to regulations that require us to use components based on environmentally friendly materials. We may be subject to various regulations relating to management and disposal of waste with respect to electronic equipment. Compliance with these regulations has increased our costs. Failure to comply with these regulations could materially adversely affect our results of operations.

We are subject to an increasing number of telecommunications industry regulations requiring the use of environmentally-friendly materials in telecommunications equipment.  For example, pursuant to a European Community directive, telecom equipment suppliers were required to stop using specified materials that are not “environmentally friendly” by July 1, 2006. In addition, telecom equipment suppliers that take advantage of an exemption with respect to the use of lead in solders are required by this directive to eliminate the lead in solders from their products by the time set forth by the European Community regulations. This exemption has been extended by the authorities.  Some of our customers may also require products that meet higher standards than those required by the directive, such as complete removal of additional harmful substances from our products. We will be dependent on our suppliers for components and sub-system modules, such as semiconductors and purchased assemblies and goods, to comply with these requirements.  This may harm our ability to sell our products in regions or to customers that may adopt such directives.

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

We generated 40% of our revenues in 2008, 36% of our revenues in 2009 and 39% of our revenues in 2010 outside of the United States and Israel. Part of our strategy is to expand our penetration in existing foreign markets and to enter new foreign markets. Our ability to penetrate some international markets may be limited due to different technical standards, protocols or product requirements in different markets. Expansion of our international business will require significant management attention and financial resources. Our international sales and operations are subject to numerous risks inherent in international business activities, including:

·	economic and political instability in foreign countries;
·	compliance with foreign laws and regulations;
·	different technical standards or product requirements;
·	staffing and managing foreign operations;
·	foreign currency fluctuations;
·	export control issues;
·	governmental controls;
·	import or currency control restrictions;
·	local taxation;
·	increased risk of collection; and
·	burdens that may be imposed by tariffs and other trade barriers.

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

Although we have operations throughout the world, the majority of our revenues and our operating costs in 2010 were denominated in, or linked to, the U.S. dollar. Accordingly, we consider the U.S. dollar to be our functional currency. However, a significant portion of our operating costs in 2010 were incurred in New Israeli Shekels (NIS). During 2010, the NIS appreciated against the U.S. dollar, which resulted in an increase in the U.S. dollar cost of our operations in Israel. As a result of this differential, from time to time we may experience increases in the costs of our operations outside the United States, as expressed in U.S. dollars. If there is a significant increase in our expenses, we may be required to increase the prices of our products and may be less competitive. We cannot be sure that our international customers will continue to place orders denominated in U.S. dollars.

Our sales to European customers denominated in Euros are increasing.  Sales denominated in Euros could make our revenues subject to fluctuation in the Euro/U.S. dollar exchange rate. If the U.S. dollar appreciates against the Euro, we may be required to increase the prices of our products that are denominated in Euros. In 2010, the U.S. dollar appreciated against the Euro, which resulted in an increase in the prices of our products that are denominated in Euros.

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

Because our products are complex and our market is evolving, the success of our business depends in large part upon the continuing contributions of our management and key personnel. Specifically, we rely heavily on the services of Shabtai Adlersberg, our Chief Executive Officer, President and Chairman of our Board of Directors. If our Chief Executive Officer is unable or unwilling to continue with us, our results of operations could be materially and adversely affected.  We do not carry key person insurance for our Chief Executive Officer.

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

Our gross profit percentage decreased in 2008 and 2009 and increased in 2010. The decrease in our gross profit percentage in 2008 was primarily attributable to amortization expenses related to the acquisitions of Nuera and Netrake beginning in the third quarter of 2006 and CTI Squared beginning in the second quarter of 2007, as well as expenses related to equity-based compensation resulting from the adoption of Accounting Standards Codification, or ASC, 718 beginning in 2006. During the fourth quarter of 2008, we recognized non-cash impairment charges of $86.1 million with respect to goodwill, intangible assets and investment in an affiliate. As a result of these impairment charges, non-cash amortization expense included in cost of revenues declined in 2009 and 2010.

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

Because we operate in several countries, mainly in the United States, Israel, the United Kingdom and Singapore, we are subject to taxation in multiple jurisdictions. We are required to report to and are subject to local tax authorities in the countries in which we operate. In addition, our income that is derived from sales to customers in one country might also be subject to taxation in other countries.  We cannot be sure of the amount of tax we may become obligated to pay in the countries in which we operate. The tax authorities in the countries in which we operate may not agree with our tax position. Our tax benefits from carry forward losses and other tax planning benefits such as Israeli approved enterprise programs, may prove to be insufficient due to Israeli tax limitations, or may prove to be insufficient to offset tax liabilities from foreign tax authorities. Foreign tax authorities may also use our gross profit or our revenues in each territory as the basis for determining our income tax, and our operating expenses might not be considered for related tax calculations, which could adversely affect our results of operations.

Risks Related to Operations in Israel

Conditions in Israel affect our operations and may limit our ability to produce and sell our products and instability in the Middle East may adversely affect us.

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

Recent popular uprisings in various countries in the Middle East and North Africa are affecting the political stability of those countries.  This instability may lead to deterioration of the political and trade relationships that exist between the State of Israel and these countries.  In addition, this instability may affect the global economy and marketplace through changes in oil and gas prices.  Our headquarters and research and development facilities are located in the State of Israel.  Any events that affect the State of Israel may impact us in unpredictable ways.  We have contingent plans for alternative manufacturing and supply sources, but these plans may be insufficient.  Should our operations be impacted in a significant way, this may adversely affect the results of our operations.

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

We generate substantially all of our revenues in U.S. dollars and, in 2010, a significant portion of our expenses, primarily salaries, related personnel expenses and the leases of our buildings in Israel, were incurred in NIS.  We anticipate that a significant portion of our expenses will continue to be denominated in NIS.

Our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS. During 2009 and 2010, the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our operations in Israel. To the extent the U.S. dollar weakens against the NIS, we could experience an increase in the cost of our operations, which are measured in U.S. dollars in our financial statements, which could adversely affect our results of operations. In addition, in periods in which the U.S. dollar appreciates against the NIS, we bear the risk that the rate of inflation in Israel will exceed the rate of such devaluation of the NIS in relation to the U.S. dollar or that the timing of such devaluations were to lag considerably behind inflation, which will increase our costs as expressed in U.S. dollars.

The devaluation of the U.S. dollar in relation to the NIS has and may continue to have the effect of increasing the cost in U.S. dollars of these expenses. Our U.S. dollar-measured results of operations were adversely affected in 2009 and 2010. This could happen again if the U.S. dollar were to devalue against the NIS.

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

Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, exchange rate fluctuations have an impact on our profitability and period-to-period comparisons of our results of operations. In 2010, the value of the U.S. dollar decreased in relation to the NIS by 0.6%, and the inflation rate in Israel was 2.3%. As a result, our results of operations were adversely affected in 2010. If this trend continues, it will continue to adversely affect our result of operations.

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

The law provides that terms and benefits included in any certificate of approval granted prior to December 31, 2004 remain subject to the provisions of the law as they were on the date of such approval. Therefore, our existing “Approved Enterprises” are generally not subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the law as amended, will subject us to taxes upon distribution or liquidation and we may be required to record a deferred tax liability with respect to such tax-exempt income. We have elected the year 2008 as the year of election for “Privileged Enterprise” under the Amendment.

Recently, new legislation amending the law was adopted.  Under this new legislation, a uniform corporate tax rate will apply to all qualifying income of certain industrial companies, as opposed to the current law's incentives, which are limited to income from Approved Enterprises and Privileged Enterprises during their benefit period.  Under the new law, the uniform tax rate will be 10% in areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% in Development Zone A and 12.5% elsewhere in Israel in 2013-2014, and 6% in Development Zone A and 12% elsewhere in Israel thereafter.  The profits of these industrial companies will be freely distributable as dividends, subject to a 15% withholding tax (or lower, under an applicable tax treaty). AudioCodes is not located in Zone A so the higher rate would apply to AudioCodes.

Under the transition provisions of the new legislation, we may decide during 2011-2012 to irrevocably implement the new law while waiving benefits provided under the current law or to remain subject to the current law.

We are examining the possible effect of the amendments on our financial statements. We have not yet decided whether to elect to have the amendments apply to us.

The government grants we have received for research and development expenditures limit our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions.  If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties.

In connection with research and development grants we received from the Office of the Chief Scientist of the Israeli Minister of Industry, Trade and Labor, or the OCS, we must pay royalties to the OCS on the revenue derived from the sale of products, technologies and services developed with the grants from the OCS. The terms of the OCS grants and the law pursuant to which grants are made restrict our ability to manufacture products or transfer technologies developed outside of Israel if OCS grants funded the development of the products or technology. An amendment to the relevant law facilitates the transfer of technology or know-how developed with the funding of the OCS to third parties outside of Israel, but any future transfer would still require the approval of the OCS, which may not be granted, and is likely to involve a material payment to the OCS. This restriction may limit our ability to enter into agreements for those products or technologies without OCS approval. We cannot be certain that any approval of the OCS will be obtained on terms that are acceptable to us, or at all.

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

In 2010, we recognized a royalty-bearing grant of $3.8 million from the Government of Israel, through the OCS for the financing of a portion of our research and development expenditures in Israel. The OCS budget has been subject to reductions, which may affect the availability of funds for these prospective grants and other grants in the future. As a result, we cannot be certain that we will continue to receive grants at the same rate, or at all. In addition, the terms of any future OCS grants may be less favorable than our past grant. As of December 31, 2010, we have a contingent obligation to pay royalties in the amount of approximately $23.4 million.

It may be difficult to enforce a U.S. judgment against us, our officers and directors, assert U.S. securities law claims in Israel or serve process on substantially all of our officers and directors.

We are incorporated in Israel. Substantially all of our executive officers and directors are nonresidents of the United States, and a majority of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any such persons or to effect service of process upon these persons in the United States. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters. Additionally, there is doubt as to the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel.

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

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Between January 1, 2009 and March 4, 2011, our share price has fluctuated from a low of $0.92 to a high of $8.07. The following factors may cause significant fluctuations in the market price of our ordinary shares:

·	fluctuations in our quarterly revenues and earnings or those of our competitors;

·	shortfalls in our operating results compared to levels forecast by securities analysts;

·	announcements concerning us, our competitors or telephone companies;

·	announcements of technological innovations;

·	the introduction of new products;

·	changes in product price policies involving us or our competitors;

·	market conditions in the industry;

·	integration of acquired businesses, technologies or joint ventures with our products and operations;

·	the conditions of the securities markets, particularly in the technology and Israeli sectors; and

·	political, economic and other developments in the State of Israel and worldwide.

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

The following factors have affected our quarterly results of operations in the past and are likely to affect our quarterly results of operations in the future:

·	size, timing and pricing of orders, including order deferrals and delayed shipments;

·	launching of new product generations;

·	length of approval processes or market testing;

·	technological changes in the telecommunications industry;

·	competitive pricing pressures;

·	the timing and approval of government research and development grants;

·	accuracy of telecommunication company, distributor and original equipment manufacturer forecasts of their customers’ demands;

·	changes in our operating expenses;

·	disruption in our sources of supply; and

·	general economic conditions.

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

As a foreign private issuer whose shares are listed on NASDAQ, we follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose shares are listed on NASDAQ, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ.

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

As a foreign private issuer listed on the NASDAQ, we  may also elect in the future to follow home country practice with regard to, among other things, executive officer compensation, director nomination, composition of the board of directors and quorum at shareholders’ meetings, as well as not obtain shareholder approval for certain dilutive events.

Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

Our ordinary shares are listed for trading in more than one market and this may result in price variations.

Our ordinary shares are listed for trading on NASDAQ and on TASE. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on NASDAQ and New Israeli Shekels on TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Actual trading volume on the TASE is generally lower than trading volume on NASDAQ, and as such could be subject to higher volatility. The trading prices of our ordinary shares on these two markets often differ resulting from the factors described above, as well as differences in exchange rates. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

We do not anticipate declaring any cash dividends on our ordinary shares.

We have never declared or paid cash dividends on our ordinary shares and do not plan to pay any cash dividends in the near future. Our current policy is to retain all funds and earnings for use in the operation and expansion of our business. See “Item 10B-Additional Information-Memorandum and Articles of Association-Dividends.”

U.S. shareholders face certain income tax risks in connection with their acquisition, ownership and disposition of our ordinary shares. In any tax year, we could be deemed a passive foreign investment company, which could result in adverse U.S. federal income tax consequences for U.S. shareholders.

Based on the composition of our gross income, the composition and value of our gross assets and the amounts of our liabilities during 2004, 2005, 2006, 2007, 2008, 2009 and 2010, we do not believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes during any of such tax years. It is likely, however, that we would be deemed to have been a PFIC in 2001, 2002 and 2003. There can be no assurance that we will not be deemed a PFIC for any future tax year in which, for example, the value of our assets, as measured by the public market valuation of our ordinary shares, declines in relation to the value of our passive assets (generally, cash, cash equivalents and marketable securities). If we are a PFIC for any tax year, U.S. shareholders who own our ordinary shares during such year may be subject to increased U.S. federal income tax liabilities and reporting requirements for such year and succeeding years, even if we are no longer a PFIC in such succeeding years. Under legislation enacted by the U.S., a U.S. holder of our ordinary shares will be required to file an information return containing certain information required by the U.S. Internal Revenue Service for each year in which we are treated as a PFIC.

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

AudioCodes Ltd. was incorporated in 1992 under the laws of the State of Israel. Our principal executive offices are located at 1 Hayarden Street, Airport City, Lod, 70151 Israel. Our telephone number is +972-3-976-4000. Our agent in the United States is AudioCodes Inc., 27 World’s Fair Drive, Somerset, New Jersey 08873.

Major Developments since January 1, 2010

In 2006, 2008 and 2009, we extended convertible loans to MailVision in the aggregate amount of $662,000. These loans bear interest at the rate of 4%-9% per annum and are convertible into shares of MailVision. In November 2010, $588,000 of these loans was converted by us into shares of MailVision. As of December 31, 2010, we owned 25.6% of the outstanding share capital of MailVison, or 23.9% of the share capital of this company on a diluted basis, compared to owning 20.2% of the outstanding share capital as of December 31, 2009.

In January 2010, we entered into an agreement to acquire all of the outstanding equity of Natural Speech Communication Ltd., or NSC, that we did not own as of December 31, 2009. The closing of the transaction occurred in May 2010. Pursuant to the agreement, we purchased the remaining 40.3% of the shares from NSC’s non-controlling shareholders with a maximum total consideration payable in the aggregate amount of $1,733,000 in any combination, at our option, of cash and our shares. We paid $224,000 in cash in 2010. An additional $1,009,000 is payable by us in three annual installments commencing on the first anniversary of the closing. Additional consideration of up to $500,000 is payable by us in 2013, if certain aggregate revenue milestones are met for 2010, 2011 and 2012.

During 2010, AudioCodes invested in some key product lines and solutions to address the following market segments:

·
Enterprise session border controllers for the emerging SIP Trunking market: We launched our enterprise session border controller (E-SBC) family, which is an extension to our existing line of Mediant media gateways and multi-service business gateways. The Mediant 800 E-SBC, Mediant 1000 E-SBC and Mediant 3000 E-SBC target the VoIP security and connectivity needs of enterprises of different sizes, migrating from traditional PSTN connectivity to SIP trunking services. In addition, they support the mediation between SIP solutions and application of different vendors.  As the E-SBC line is an evolution of our existing gateways and MSBG lines, the market for these products will include the same evolving channel strategy, including value added resellers and service provider channels.

·
Residential gateways for the growing voice over broadband market:  We extended our line of residential gateways with our MP-252 multimedia home gateway. The MediaPack™ 252 (MP-252) is a sophisticated, feature-rich, multimedia home gateway for broadband networks with multi-play support. With an ADSL2+ modem, multiple antenna wireless LAN connectivity, DECT home wireless support, handsets supporting HD VoIP, bluetooth interface for connecting cellular phones and optional battery backup, it is targeting the tiers of service providers that offer multi-play services over broadband networks. The market for this product is focused on direct engagement with service providers, as this product typically requires specific integration with the network

·
Mobile clients for the growing mobile VoIP market: AudioCodes’ VoIP mobile access solution, VMAS, is a mobile VoIP (mVoIP) solution comprised of a client management system and a variety of mobile soft clients for leading mobile operating systems and smartphones. VMAS is currently available for leading smartphones such as iPhone™/iPod touch™, Nokia™, Samsung™ and HTC™. Our first customer orders are with service providers such as Vonage and Cellcom Israel. The market for this product is focused on direct engagement with service providers, as this product typically requires specific integration with the service provider’s network.

·
Survivable branch appliances and applications for the Microsoft unified communications environment:  We have extended our product range specifically designed for the Microsoft unified communications environment to support Microsoft Lync, the latest Microsoft unified communications platform. These products include survivable branch appliances, based on our Mediant family of media gateways, as well as SPS (SIP phone support), a software platform that enables the connectivity of third party SIP phones into the Microsoft environment. The marketing and sales of these products is utilizing our growing network of Microsoft VSPs (voice specialized partners) that we work closely with.

·
Expanding the line of multi-service business gateways (MSBG) with a new platform and new interfaces:  We have extended our product range designed for integrated voice and data access applications with the launch of the Mediant 800 MSBG – an all-in-one, multi-service business gateway solution, designed to provide converged voice and data services for small-to-mid size business customers, and to form a well-managed point of demarcation for service providers. The Mediant 800 MSBG integrates a variety of communication functions into a single platform to support fundamental services, such as VoIP mediation, data routing, WAN access, voice and data security, survivability, and third party value-added services applications. These services allow smooth connectivity to cloud services. In addition, we have expanded the range of interfaces supported on the Mediant 1000 MBBG, with the introduction of E1/T1 voice interface, T1 WAN interface and SHDSL WAN interface.

Principal Capital Expenditures

We have made and expect to continue to make capital expenditures in connection with expansion of our production capacity. The table below sets forth our principal capital expenditures incurred for the periods indicated (amounts in thousands):

	2008	2009	2010

Computers and peripheral equipment	$2,466	$1,195	$572

Office furniture and equipment	166	76	693

Leasehold improvements	526	-	304

Total	$3,158	$1,271	$1,569

B.	BUSINESS OVERVIEW

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

The need to re-route voice and fax traffic from the traditional circuit-switched networks onto the new packet networks has led to the development of interface equipment between the two networks, generally referred to as media gateways. The processing of voice and fax signals in gateway and access equipment is done according to industry-wide standards. These standards are needed to ensure that all traditional telephony traffic is seamlessly switched and routed over the packet network and vice versa. The industry migration into a network that is utilizing IP end-to-end has also added a new functionality into the media gateways that now also translates between different implementations of VoIP. This includes protocol translation as well as security services and is provided by stand-alone SBCs as well as Enterprise SBC (E-SBC) functionality integrated into the gateway.

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

As customers integrate more services into their IP network, they tend to use integrated products that provide all the services they need in one box. Multi-service business gateways, or MSBGs, combine all the capabilities of media gateways with the support of native data routing and switching. The MSBGs enables enterprise customers to connect their branch office networks into the corporate headquarters, and service providers to connect their customers into their network core. Some MSBGs also include integrated hosts which can run off-the-shelf unified communications applications. This combination enables system integrators to provide a fully integrated solution for small/medium businesses and enterprise branches, or SMB/E, that includes the voice and data infrastructure and the application in one device.

Moving into the VoIP world, enterprise and service providers have started to use a new breed of phone devices that inherently produce packets instead of legacy voice, called IP phones. The IP phone is an advanced telephone that connects into the network using VoIP over Ethernet instead of using analog TDM interfaces. Most enterprise telephony systems sold today use IP phones, as well as service providers managed services such as IP Centrex.

In addition to wireline IP telephony, mobile networks have started to use VoIP as well. Mobile VoIP clients, running on smart-phones, enable cost effective mobile roaming and allow Internet telephony service providers to enter the mobile space. These include mobile VoIP clients for leading smartphones operating systems, such as iPhone OS, Symbian, Windows mobile and Android.

We typically categorize our products into two main business lines: network and technology. Sales of network products accounted for approximately 72% of our revenues in 2009 and approximately 70% of our revenues in 2010 and sales of technology products accounted for approximately 28% of our revenues in 2009 and approximately 30% of our revenues in 2010.

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

·	Our media gateways enable voice, data and fax to be transmitted over Internet and other protocols, and interface with third party equipment to facilitate enhanced voice and data services.

·
Our multi-service business gateways integrate multiple data, telephony and security services into a single device. Building on our media gateway CPE line, we have added the support of additional functions such as a LAN switch, a data router, a firewall and a session border controller, providing service providers with an integrated demarcation point and the enterprise with an all-in-one solution for its communications needs. Our IP phones include a family of high definition IP phones, suitable for integration with third party IP-PBX platforms for the enterprise IP telephony market, as well as into IP-Centrex service provider solutions.

·
Our mobile VoIP clients include a family of soft clients for leading smartphones operating systems and a client management system, providing mobile roaming solutions for mobile and voice over IP and voice over broadband service providers.

·	Media servers enable conferencing, multi-language announcement functionality, and other applications for voice over packet networks.

·	Unified communication applications offer solutions that enable the integration of voice, data, fax and messaging.

Technology Products

Our technology products are enabling products that are part of our own or our customers’ products.

·	Our signal processor chips process and compress voice, data and fax and enable connectivity between traditional telephone networks and packet networks.

·	Our communication boards and modules for communication system products are integrated into third-party communications systems and deployed on both access networks and enterprise networks.

Industry Background

Market Trends

The networking and telecommunications industries have experienced rapid change over the last few years. The primary factors driving this change include the following:

·
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

·
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

·
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

·
Increasing need for peering between VoIP networks.  Service providers and enterprises are increasingly building out VoIP networks.  As a result, there is an increasing need to connect between two VoIP networks.  In order to interconnect between two VoIP networks, service providers and enterprises need session border controllers to provide connectivity and security.

·
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

·
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

·
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

·
Cloud Computing. The emergence of cloud computing services also affects the communications world. Leading unified communication vendors offer their hosted services on the cloud as an alternative to enterprise owned systems. This includes solutions such as Microsoft Office 365, IP Centrex services by telecom providers and quality of experience monitoring solutions such as Broadsoft PacketSmart.

The Challenges

Despite the inherent advantages and the economic attractiveness of packet voice networking, the transmission of packet voice and fax poses a variety of technological challenges. These challenges relate to quality of service, reliability of equipment, functionality and features, and ability to provide a good return on investment.

·
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

·
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

·
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

·
Functionality. In order to effectively replace legacy circuit-switching equipment, packet network equipment must be able to deliver equivalent and improved functionality and features for the service providers and network users.

·
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

·
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

·
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

·
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

·
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

·
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

·
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

·
Voice over Packet signal processors. Our multi-channel signal processors enable our customers and us to create products that meet the reliability, capacity, size, power consumption and cost requirements needed for building high capacity VoIP products.

·
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

·
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

·	Cost-effective solutions. We are able to address different market segments and applications with the same hardware platforms thus providing our customers with efficient and cost-effective solutions.

·
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

·
Various entry level products. Our wide product range (chips to media gateways, multi-service business gateway, IP phones and media servers) provides our customers with a range of entry level products. We believe that these building blocks enable our customers to significantly shorten their time to market by adding their value added solution.

·
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

·
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

·
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

·
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

·
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

·
Develop a network of strategic partners. We sell our products through or in cooperation with customers that can offer or certify our products as part of a full-service solution to their customers. We expect to further develop our strategic partner relationships with solution providers, system integrators and other service providers in order to increase our customer base. Our strategic partners include companies such as Microsoft, BroadSoft, Avaya and Alcatel-Lucent.

·
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

Networking products

This line of products includes products that are network level products. Our networking products include:

·	analog media gateways for toll bypass, residential gateways, hosted, access and enterprise applications;

·	digital media gateways with various capacities for wireless, wireline, cable, enterprise, fixed mobile convergence, and unified communications;

·	multi-service business gateways for integrated voice, data and security access for service providers connecting enterprise customers to their network and for the enterprise branch office;

·	IP phones for enterprise and managed services service providers;

·	mobile VoIP access solutions;

·	media servers for enhanced voice and video services and functionalities such as conferencing, video sharing and messaging (IPmedia™ Media Servers); and

·	value-added applications for unified communications.

In addition, we continue to offer customers our professional services, which usually involve customization and development projects for customers.

Technology products

This line of products serves as a building block for network level products. Our technology products include:

·	voice over packet processors;

·	VoIP communication boards;

·	media processing boards for enhanced services and functionalities; and

·	voice and data logging hardware integration board products.

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

The MediaPack family also includes the MP-2xx family of residential gateways, including the MP-252 multimedia home gateway. The MediaPack™ 252 (MP-252) is a feature-rich, multimedia home gateway for broadband networks with multi-play support. With ADSL2+ modem, multiple antenna wireless LAN connectivity, DECT handsets supporting HD VoIP, bluetooth interface for connecting cellular phones and optional battery backup, it is targeting the tiers of service providers that offer multi-play home services over broadband networks. The market for this product is focused on direct engagement with service providers, as this product typically requires specific integration with the network.

The Mediant™ Family of Products-Digital and Mixed Media Access Media Gateways and Multi-Service Business Gateways for Service Provider Access and Enterprise Applications (MediantTM 600, 1000, 2000 and Mediant 800 and 1000TM MSBG) and Digital Media Gateways and Various Capacities for Wireless, Wireline and Cable (Mediant™ 3000, 5000, 8000).

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

Our Mediant™ 1000 has two different models. One model is a modular media gateway. The other model includes multi-service business gateways, or MSBGs, which are networking devices that combine multiple multiservice functions such as a media gateway, session border controller, data router and firewall, LAN switch, WAN access, and  stand alone survivability, or SAS. The MSBG concept is designed to address the needs of service providers and cable operators that offer IP-Centrex and SIP trunking services and of distributed enterprises. In addition, we have expanded the range of interfaces supported on the Mediant 1000 MSBG, with the introduction of E1/T1 voice interface, T1 WAN interface and SHDSL WAN interface.

The Mediant 800 MSBG integrates a variety of communication functions into a single platform to support fundamental services such as VoIP mediation, data routing, WAN access, voice and data security, survivability and third party value-added services applications. These services allow smooth connectivity to cloud services.

We offer the Mediant 8000 MSBG and Mediant 1000 MSBG, which are all-in-one multi-service access solution designed to provide converged voice and data services for business customers at wire speed, while maintaining service level agreement, or SLA, parameters for superior voice quality. The Mediant MSBGs are based on AudioCodes’ VoIPerfect best-of-breed media gateway technology, combined with enterprise class session border controller, data and voice security elements, data routing, LAN switching and WAN access.

We have extended our product range specifically designed for the Microsoft unified communications environment to support Microsoft Lync, the latest Microsoft unified communications platform. These products include survivable branch appliances, based on our Mediant family of media gateways, as well as SPS (SIP phone support), a software platform that enables the connectivity of third party SIP phones into the Microsoft environment. The marketing and sales of these products is utilizing our growing network of Microsoft VSPs (voice specialized partners) that we work closely with.

The enterprise session border controller, or ESBC, technology integrated into the Mediant 800 and 1000 MSBG, as well as the Mediant 3000, 5000 and 8000, offers secure VoIP and multimedia traversal of firewall, or FW, and network address translation, or NAT, systems, as well as denial of service, or DoS, attack prevention at both the signaling and media layers. These products target the VoIP security and connectivity needs of enterprises of different sizes, migrating from traditional PSTN connectivity to SIP trunking services. NAT and FW traversal are necessary to allow VoIP and multimedia sessions to pass from the service provider (“SP”) network to the residential or enterprise networks. DoS attack prevention protects the SP network from attacks that load the network until it crashes. It also provides comprehensive quality of service, or QoS, mechanisms and protocol mediation, which is the translation between two variants of the same VoIP protocol to enable two VoIP systems to communicate with each other. They also support the mediation between SIP solutions and applications of different vendors.  As the E-SBC line is an evolution of our existing gateways and MSBG lines, the market for these products is expected to include the same evolving channel strategy, including value-added resellers and service provider channels.

The Mediant 800 and 1000 MSBGs can also include a general purpose CPU and hard disk, allowing to host any third-party off-the-shelf application. Positioned as MSBG PLUS, this solution enables system integrators and software vendors to use the MSBG platform for integrated unified communications solutions.

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

300HD Series of High Definition IP Phones

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

VoIP Mobile Access Solution (VMAS)

The VMAS™ is a mobile VoIP solution from AudioCodes comprised of a client management system (CMS) and a variety of mobile soft clients for leading mobile operating systems and smartphones. VMAS is currently available for leading smartphones such as iPhone™/iPod touch®, Nokia®, Samsung®™ and HTC™. Our first customer orders for VMAS are with service providers such as Vonage and Cellcom Israel. The market for this product is focused on direct engagement with service providers, as this product typically requires specific integration with the service provider’s network.

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

Customers

Our customers consist of service providers and enterprises, primarily via channels (such as distributors), OEMs, network equipment providers and systems integrators. Historically, we have derived the majority of our revenues from sales to a small number of customers. The identities of our principal customers have changed and we expect that they will continue to change, from year to year. Historically, a substantial portion of our revenue has been derived from large purchases by a small number of original equipment manufacturers, or OEMs, and network equipment providers, or NEPs, systems integrators and distributors. Our top three customers accounted for approximately 20.9% of our revenues in 2008, 25.7% of our revenues in 2009 and 22.2% of our revenue in 2010. Based on our experience, we expect that our customer base may change from period to period.

Nortel Networks was our largest customer in 2008 and 2009 accounting for 15.6% of our revenues in 2009 and 14.4% of our revenues in 2008. Nortel accounted for 3.9% of our revenues in 2010. In January 2009, Nortel filed for bankruptcy protection. As a result of this bankruptcy filing, $1.7 million of sales to Nortel in the fourth quarter of 2008 were recorded as unpaid deferred revenues which also reduced trade receivables on our balance sheet. During 2009, Nortel returned to us products with a sales price of $706,000, which reduced our unpaid deferred revenues by this amount. Nortel has sold a number of its business units and is continuing to sell business units and liquidate assets in the bankruptcy proceeding. Some of the business units sold by Nortel were customers of ours. We cannot be sure if Nortel or business units sold by Nortel that were customers of ours will continue to purchase products from us or, if Nortel sells additional business units that deal with us, any purchaser of those business units will continue to do business with us.

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

We utilize contract manufacturing for substantially all of our manufacturing processes. Most of our manufacturing is carried out by third-party subcontractors in Israel, China and Taiwan. We have extended our manufacturing capabilities through third party subcontractors in the United States and Mexico. Our internal manufacturing activities consist primarily of the production of prototypes, test engineering, materials purchasing and inspection, final product configuration and quality control and assurance.

In addition, we have engaged several original design manufacturers, or ODM, based in Asia to design and manufacture some of our products. We may engage additional ODMs in the future. Termination of our commercial relationship with an ODM or the discontinuance of manufacturing of products by an ODM would negatively affect our business operations.

We are obligated under certain agreements with our suppliers to purchase goods and under an agreement with one of our manufacturing subcontractors to purchase excess inventory.  Aggregate non-cancellable obligations under these agreements as of December 31, 2010 were approximately $930,000.

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

We are subject to telecommunication industry regulations and requirements set by telecommunication carriers that address a wide range of areas including quality, final testing, safety, packaging and use of environmentally friendly components.  We comply with the European Union’s Restriction of Hazardous Substances Directive (under certain exemptions) that requires telecommunication equipment suppliers to not use some materials that are not environmentally friendly.  These materials include cadmium, hexavalent chromium, lead, mercury, polybrominated biphenyls and polybrominatel diphenyl ethers. Under the directive, an extension for compliance was granted with respect to the usage of lead in solders in network infrastructure equipment. We expect that other countries, including countries we operate in, will adopt similar directives or other additional regulations.

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

Our principal competitors in the area of analog media gateways (2 to 24 ports) for access and enterprise are Linksys (a division of Cisco Systems, Inc.), Mediatrix Telecom, Inc., Vega Stream Limited, Samsung, Innovaphone AG, Net.com/Quintum Technologies, Tainet Communication System Corp., Welltech, Ascii Corp., D-Link Systems, Inc., Multitech Inc., Inomedia, Grandstream, OKI and LG.

Our principal competitors in the residential gateway market are Pirelli Broadband (ADB), Technicolor (previously Thomson), Sagemcom, Zyxel, Netgear, Bewan (Pace), Amper, Huawei, FiberHome and ZTE.

In the area of low density digital gateways and multi-service business gateways we face competition from companies such as Cisco, Adtran, Oneaccess, and more specifically in the enterprise class Session Border Controller technology with ACME Packets (Covergence), SIPera, Ingate and Edwater. In addition we face competition in low, mid and high density gateways from companies such as , Alcatel-Lucent, Nokia-Siemens, Huawei, Ericsson, UTstarcom, ZTE and from Cisco, Dialogic (Veraz Networks/Cantata Technologies), Sonus Networks, General Bandwidth and Commatch (Telrad). Some of these competitors are also customers of our products and technologies.

Our principal competitors in the media server market segment are Dialogic/Cantata Technology/NMS Communications, Convedia/Radisys, Movius(IP Unity/Glenayre), Cognitronics and Aculab.  In addition, we face competition in software-based and hardware-based media servers from internal development at companies such as Hewlett-Packard, Comverse-NetCentrex, General Bandwidth, Alcatel - Lucent, Nokia-Siemens and Ericsson.

Our principal competitors in the sale of signal processing chips are Texas Instruments, Broadcom, Infineon/Lantiq, Centillium, Surf and Mindspeed. Several large manufacturers of generic signal processors, such as Motorola, Agere Systems, which merged with LSI Corporation in April 2007, and Intel have begun, or are expected to begin marketing competing processors. Our principal competitors in the communications board market are Dialgic/NMS Communications/Cantata, Aculab, Sangoma and PIKA Technologies.

Our principal competitors in the area of IP phones are comprised of “best–of-breed” IP phone vendors and end-to-end IP telephony vendors.  “Best-of-breed” IP phone vendors sell standard-based SIP phones that can be integrated into any standards-based IP-PBX or hosted IP telephony systems. These competitors include Polycom, Mediatrix, Yaelink and SNOM.  End-to-end IP telephony vendors sell IP phones that only work in their proprietary systems. These competitors include Cisco, Avaya (previously Nortel), Alcatel-Lucent, Siemens and Asstra.

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

In September 2009, Network Gateway Solutions LLC filed a complaint in the United States District Court for the District of Delaware against AudioCodes Ltd., AudioCodes Inc. and 19 other defendants alleging the infringement of certain patents owned by Network Gateway. We agreed to defend Patton Electronics, a customer of ours who was also a defendant in this litigation. We settled the proceedings against Patton and against us in 2010 and the litigation has been dismissed.

In May 2007, we entered into an agreement with respect to property adjacent to our headquarters in Israel, pursuant to which a building of approximately 145,000 square feet was erected and was expected to be leased to us for a period of eleven years.  This new building was substantially completed on a structural level in May 2010.  The landlord claimed that we should have taken delivery of the building at that time and started paying rent.  We disagreed with the landlord’s interpretation of the relevant agreement. As a result, the landlord terminated the agreement and leased the property to a third party.  This dispute has been referred to arbitration where we claim that due to the landlord’s failure we lost significant potential revenues due.  The landlord counterclaimed alleging that it sustained losses equal to approximately one year’s rent and management fees in the amount of approximately NIS 14 million (approximately $3.9 million). The claim is at an early stage and it is not possible at this stage to predict the outcome of these proceedings. We believe that we have valid defenses to the counterclaim.

In July 2004, a complaint was filed in the U.S. District Court, Northern District of Texas, naming one of Nuera’s customers as a defendant in a patent infringement suit involving technology the customer purchased from Nuera.  In the suit, the plaintiff alleged that the customer used devices to offer services that infringe upon a patent the plaintiff owns. The customer sought indemnification from Nuera pursuant to the terms of a purchase agreement between Nuera and the customer relating to the allegedly infringing technology at issue. We acquired Nuera in 2006. This litigation was dismissed with prejudice in November 2007.
Nortel has asserted that we received approximately $2.6 million in payments from them during the ninety day period prior to their bankruptcy filing in January 2009 that constitute avoidable preferential transfers. We have entered into an agreement with Nortel that tolls the statute of limitations with respect to these claims until April 14, 2011. We expect to engage in discussions with Nortel with respect to these claims. We believe that we have valid defenses to these claims. However, we are unable to estimate the likelihood of a settlement with Nortel being reached, or to estimate the range of loss if such a settlement is reached. In addition, if a settlement with Nortel is not reached, we are unable to estimate the likelihood of an unfavorable outcome if Nortel commences a formal proceeding, nor are we able to estimate the range of loss if the outcome of such formal proceeding is unfavorable.

C.	ORGANIZATIONAL STRUCTURE

List of Significant Subsidiaries

AudioCodes Inc., our wholly-owned subsidiary, is a Delaware corporation.

D.	PROPERTY, PLANTS AND EQUIPMENT

We lease our main facilities, located in Airport City, Lod, Israel, which occupy approximately 200,000 square feet for annual lease payments (including management fees) of approximately $4.6 million (including management fees). In addition, we entered into an agreement with Airport City, Ltd. regarding the neighboring property pursuant to which a building of approximately 145,000 square feet was erected and was to be leased to us for period of eleven years. We are currently engaged in a dispute with the landlord. See “Item 4B-Information on the Company-Business Overview-Legal Proceedings.”

Our U.S. subsidiary, AudioCodes Inc., leases a 17,000 square foot facility in San Jose, California, Raleigh, North Carolina, Boston, Massachusetts, and Dallas, Texas. AudioCodes Inc. also leases a 32,000 square foot facility in Somerset, New Jersey, and a 20,000 square foot facility in Plano, Texas. The annual lease payments (including management fees) for all our offices in the United States is approximately $700,000.

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

On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition and allowance for sales returns, allowance for doubtful accounts, inventories, intangible assets, goodwill, income taxes and valuation allowance, stock-based compensation and contingent liabilities. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

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

Management believes the significant accounting policies that affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and are the most critical to aid in fully understanding and evaluating AudioCodes’ reported financial results include the following:

·	Revenue recognition and allowance for sales returns;

·	Allowance for doubtful accounts;

·	Inventories;

·	Intangible assets;

·	Goodwill;

·	Income taxes and valuation allowance;

·	Stock-based compensation; and

·	Contingent liabilities.

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

Revenues from products are recognized in accordance with Staff Accounting Bulletin (“SAB”) 104, “Revenue Recognition in Financial Statements” when the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the product has occurred, (iii) the fee is fixed or determinable and (iv) collectability is probable. We have no obligation to customers after the date on which products are delivered, other than pursuant to warranty obligations and any applicable right of return.  We grant to some of our customers the right of return or the ability to exchange a specific percentage of the total price paid for products they have purchased over a limited period for other products.

We maintain a provision for product returns and exchanges and other incentives. This provision is based on historical sales returns, analysis of credit memo data and other known factors. This provision amounted to $754,000 in 2008, $656,000 in 2009 and $1.4 million in 2010.

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

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the “weighted average cost” method for raw materials and on the basis of direct manufacturing costs for finished products. We periodically evaluate the quantities on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow moving items, technological obsolescence, excess inventories, discontinued products and for market prices lower than cost.  We wrote-off inventory in a total amount of $2.4 million in 2008, $3.4 million in 2009 and $1.1 million in 2010.

Intangible assets

As a result of our acquisitions, our balance sheet included acquired intangible assets, in the aggregate amount of approximately $8.7 million as of December 31, 2008, $6.8 million as of December 31, 2009 and $5.3 million as of December 31, 2010.

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

Intangible assets are reviewed for impairment in accordance with Accounting Standards Codification, or ASC, 360-10-35, “Property, Plant, and Equipment- Subsequent Measurement”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The loss is allocated to the intangible assets on a pro rata basis using the relative carrying amounts of those assets, except that the loss allocated to an individual intangible asset shall not reduce the carrying amount of that asset below its fair value whenever that fair value is determinable.

Our intangible assets are comprised of acquired technology, customer relations, trade names, existing contracts for maintenance and backlog. All intangible assets are amortized using the straight-line method over their estimated useful life.

During 2009 and 2010, no impairment charges were identified. During 2008, we recorded an impairment charge for intangible assets in the amount of $5.9 million (relating to the acquisition of Nuera).

Goodwill

As a result of our acquisitions, our balance sheet included acquired goodwill in the aggregate amount of approximately $32.1 million as of December 31, 2008, 2009 and 2010. Goodwill represents the excess of the purchase price and related costs over the value assigned to net tangible and identifiable intangible assets of businesses acquired and accounted for under the purchase method. In accordance with ASC 350, “Intangible, Goodwill and Other” goodwill is not amortized and is tested for impairment at least annually. Our annual impairment test is performed at the end of the fourth quarter each year. If events or indicators of impairment occur between the annual impairment tests, we perform an impairment test of goodwill at that date.

The provisions of ASC No. 350 require that a two-step impairment test be performed on goodwill at the level of the reporting units. We operate in one operating segment and this segment comprises our only reporting unit. In the first step, we compare the fair value of the reporting unit to its carrying value. If the fair value exceeds the carrying value of the net assets, goodwill is considered not impaired, and no further testing is required to be performed. If the carrying value of the net assets exceeds the fair value, then we must perform the second step of the impairment test in order to determine the implied fair value of goodwill. If the carrying value of goodwill exceeds its implied fair value, then we would record an impairment loss equal to the difference.

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

At December 31, 2008, our reporting unit failed step one of the impairment test. The fair value of our business, as reflected by the market capitalization fell below the carrying value. As a result, we performed step two of the analysis, using the income approach. The key assumptions used were: (a) expected cash flow for the period from 2009-2014, assuming recovery of the economy in 2011; (b) a discount rate of 16% which was based on management's best estimate of the weighted average cost of capital; and (c) future long-term growth rate of 4%. As a result of the impairment test for 2008, we recorded non-cash impairment charges of $79.1 million in 2008. At December 31, 2009 and 2010, the fair value of our business, as reflected by our market capitalization, exceeded the carrying amount. As a result, our reporting unit did not fail step one and we were not required to perform step two of the analysis. The fair value of our reporting unit, as reflected by our market capitalization, exceeded carrying value by 21% at December 31, 2009 and by 145% at December 31, 2010. A significant decline in our market capitalization or deterioration in our projected results could result in additional impairment of goodwill in the future, as occurred in 2008.

The goodwill impairment in 2008 reflected the decline in global economic conditions and reduction in consumer and business confidence experienced during the fourth quarter of 2008. In addition, we experienced a major setback in the product lines of the Nuera and Netrake businesses that had been acquired by us. Management's expectations with respect to future results have been affected by the bankruptcy filing in January 2009 by Nortel, a major customer of ours at that time, that represented approximately 14.4% of our revenues in 2008 and 15.6% of our revenues in 2009. Sales to Nortel represented 3.9% of our revenues in 2010. We also significantly changed our business expectations for 2009 and beyond as a result of the effect on expected consumer purchases of the significant market downturn and credit crisis. We reduced the projected future revenues and net cash flows as we did not expect that the historical operating results would be indicative of future operations. The estimates and assumptions used by us to test our goodwill were consistent with the business plans and estimates used to manage our operations.

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

Stock-based compensation

We account for stock-based compensation in accordance with ASC 718  (formerly FAS 123R) ”Compensation-Stock Compensation”. We utilize the Black-Scholes option pricing model to estimate the fair value of stock-based compensation at the date of grant. The Black-Scholes model requires subjective assumptions regarding dividend yields, expected volatility, expected life of options and risk-free interest rates. These assumptions reflect management’s best estimates. Changes in these inputs and assumptions can materially affect the estimate of fair value and the amount of our stock-based compensation expenses. We recognized stock-based compensation expense of $4.3 million in 2008, $2.0 million in 2009 and $2.1 million in 2010. As of December 31, 2010, there was approximately $2.9 million of total unrecognized stock-based compensation expense related to non-vested stock-based compensation arrangements granted by us. As of December 31, 2010, that expense is expected to be recognized over a weighted-average period of 1.13 years.

Contingent liabilities

We are, from time to time, involved in claims, lawsuits, government investigations, and other proceedings arising from the ordinary course of our business. We record a provision for a liability when we believe that it is both probable that a liability has been incurred, and the amount can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount. Such legal proceedings are inherently unpredictable and subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, it could have a material impact on our results of operations, financial position and cash flows.  See “Item 4B-Information on the Company-Business Overview-Legal Proceedings” for a discussion of claims against us by Nortel and by a landlord involving potential contingent liabilities.

A.	OPERATING RESULTS

You should read this discussion with the consolidated financial statements and other financial information included in this Annual Report.

Overview

We design, develop and sell advanced voice over IP, or VoIP, and converged VoIP and data networking products and applications to service providers and enterprises. We are a VoIP technology leader focused on VoIP communications, applications and networking elements, and its products are deployed globally in broadband, mobile, cable, and enterprise networks. We provide a range of innovative, cost-effective products including media gateways, multi-service business gateways, residential gateways, IP phones, media servers, session border controllers, s and value-added applications.  Our underlying technology, VoIPerfectHD™, relies primarily on our leadership in digital signal processing, or DSP, voice coding and voice processing technologies. Our high definition (HD) VoIP technologies and products provide enhanced intelligibility, and a better end user communication experience in emerging voice networks.

Our products enable our customers to build high-quality packet networking equipment and network solutions and provide the building blocks to connect traditional telephone networks to VoIP networks, as well as connecting and securing multimedia communication between different packet-based networks. Our products are sold primarily to leading original equipment manufacturers, or OEMs, system integrators and network equipment providers in the telecommunications and networking industries.  We have continued to broaden our offerings, both from internal and external development and through acquisitions, as we have expanded in the last few years from selling chips to boards, subsystems, media gateway systems, media servers, session border controllers and messaging platforms. We have also increased our product portfolio to enhance our position in the market and serve our channels better as a “one stop shop” for voice over IP hardware.

Our headquarters and research and development facilities are located in Israel with research and development extensions in the U.S. and U.K. We have other offices located in Europe, the Far East, and Latin America.

Nortel Networks was our largest customer in 2008 and 2009, accounting for 14.4% of our revenues in 2008 and 15.6% of our revenues in 2009. Nortel accounted for only 3.9% of our revenues in 2010.  Nortel filed for bankruptcy protection in January 2009. Nortel has operated in bankruptcy since then while also selling a number of its business units and seeking to sell additional business units. As a result of Nortel’s bankruptcy filing, we could not recognize $1.7 million of sales to Nortel in the fourth quarter of 2008. During 2009, Nortel returned to us products with a sales price of $706,000. This amount reduced the $1.7 million of unpaid deferred revenues on our balance sheet. The remaining approximately $1.0 million of these deferred revenues represent an unsecured claim in Nortel’s bankruptcy proceeding. We do not know if we will recover any amount in the bankruptcy proceeding. In addition, Nortel is seeking to recover from us approximately $2.6 million that it claims constitute avoidable preference payments made by Nortel to us during the ninety day period prior to their bankruptcy filing. We believe that we have valid defenses to these claims, but cannot predict the outcome of this dispute between Nortel and us. See “Item 4B-Information on the Company-Business Overview-Legal Proceedings.”

Our top five customers accounted for 26.3% of our revenues in 2008, 29.8% of our revenues in 2009 and 28.6% of our revenues in 2010. Based on our experience, we expect that our largest customers may change from period to period. If we lose a large customer and fail to add new customers to replace lost revenue, our operating results may be materially adversely affected.

Revenues based on the location of our customers for the last three fiscal years are as follows:

	2008	2009	2010
Americas	52.4%	55.6%	47.7%
Far East	16.4	14.6	17.8
Europe	23.4	21.5	21.7
Israel	7.8	8.3	12.8
Total	100.0%	100.0%	100.0%

Part of our strategy over the past few years has involved the acquisition of complementary businesses and technologies. In July, 2006, we completed the acquisition of Nuera (merged into AudioCodes Inc. as of December 31, 2007).  Nuera provides voice over Internet protocol, or VoIP, infrastructure solutions for broadband and long distance networks.

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

The currency of the primary economic environment in which our operations are conducted is the U.S. dollar and, as such, we use the U.S. dollar as our functional currency. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. All transaction gains and losses from the remeasurement of monetary balance sheet items denominated in non-U.S. dollar currencies are reflected in the statement of operations as financial income or expenses, as appropriate.

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

The general economic uncertainty, including disruptions in the world credit and equity markets, has had and continues to have a negative impact on business around the world.  This economic environment has had an adverse impact on the technology industry and our major customers. Conditions may continue to be uncertain or may be subject to deterioration which could lead to a reduction in consumer and customer spending overall, which could have an adverse impact on sales of our products.  A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their orders of our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity. In addition, any disruption in the ability of customers to access liquidity could lead customers to request longer payment terms from us or long-term financing of their purchases from us.  Granting extended payment terms or a significant adverse change in a customer’s financial and/or credit position could also require us to assume greater credit risk relating to that customer’s receivables or could limit our ability to collect receivables related to purchases by that customer.  As a result, our reserves for doubtful accounts and write-offs of accounts receivable could increase.

Results of Operations

The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
Statement of Operations Data:	2008	2009	2010

Revenues	100.0%	100.0%	100.0%
Cost of revenues	44.3	44.6	44.1
Gross profit	55.7	55.4	55.9
Operating expenses:
Research and development, net	21.6	23.8	20.1
Selling and marketing	25.5	25.5	23.3
General and administrative	5.3	6.2	5.5
Impairment of goodwill and intangible assets	48.7	-	-
Total operating expenses	101.1	55.5	48.9

Operating income (loss)	(45.4)	(0.1)	6.9
Financial expenses, net	1.9	2.2	0.0
Income (loss) before taxes on income	(47.3)	(2.3)	6.9
Income tax expense (benefit), net	0.3	0.2	(1.3)
Equity in losses of affiliated companies, net	1.5	0.1	0.1

Net income (loss)	(49.1)%	(2.6)%	8.1%

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues.  Revenues increased 19.2% to $150.0 million in 2010 from $125.9 million in 2009. The increase in revenues was primarily due to the recovery in the global economy.

Gross Profit.  Cost of revenues includes the manufacturing cost of hardware, quality assurance, overhead related to manufacturing activity and technology licensing fees payable to third parties. Gross profit increased to $83.9 million in 2010 from $69.7 million in 2009. Gross profit as a percentage of revenues increased to 55.9% in 2010 from 55.4% in 2009. The increase in our gross profit percentage was primarily attributable to an increase in our revenues and a reduction in manufacturing costs.

Research and Development Expenses, net.  Research and development expenses, net consist primarily of compensation and related costs of employees engaged in ongoing research and development activities, development-related raw materials and the cost of subcontractors less grants from the OCS. Research and development expenses were $30.2 million in 2010 and $30.0 million in 2009 and decreased as a percentage of revenues to 20.1% in 2010 from 23.8% in 2009. The decrease in net research and development expenses as a percentage of revenues was primarily due to the increase in our revenues.  Stock-based compensation expense included in these expenses decreased to $354,000 in 2010 from $642,000 in 2009 and grants from the OCS, which reduce these expenses, increased by $1.7 million in 2010. We increased the number of our research and development personnel in 2010 which increased personnel costs and associated expenses. We expect that research and development expenses will increase on an absolute dollar basis in 2011 as a result of our continued development of new products.

Selling and Marketing Expenses.  Selling and marketing expenses consist primarily of compensation for selling and marketing personnel, as well as exhibition, travel and related expenses. Selling and marketing expenses increased 9.1% in 2010 to $35.0 million from $32.1 million in 2009 and decreased as a percentage of revenues to 23.3% in 2010 from 25.5% in 2009. These expenses increased on an absolute basis primarily due to an increase in selling and marketing personnel and associated expenses.  We expect that selling and marketing expenses will increase on an absolute dollar basis in 2011 as a result of an expected increase in our sales force and marketing activities.

General and Administrative Expenses.  General and administrative expenses consist primarily of compensation for finance, human resources, general management, rent, network and bad debt reserve, as well as insurance and professional services expenses. General and administrative expenses increased 5.5% to $8.3 million in 2010 from $7.8 million in 2009. As a percentage of revenues, general and administrative expenses decreased to 5.5% in 2010 from 6.2% in 2009. This decrease was due primarily to the leveraging of certain fixed costs over a higher revenue base in 2010. We expect that general and administrative expenses will increase in absolute dollar terms in 2011 to support our expected growth.

Financial Expenses, Net.  Financial expenses, net consist primarily of interest derived on cash and cash equivalents, marketable securities and bank deposits, net of interest accrued in connection with our senior convertible notes and bank loans and bank charges. Financial expenses, net, in 2010 were $94,000 compared to $2.7 million in 2009. The decrease in financial expenses, net in 2010 was primarily due to lower interest expense recorded with respect to our senior convertible notes following the redemption of almost all of the outstanding notes in the fourth quarter of 2009.

Taxes on Income.  We had a net income tax benefit of $1.9 million in 2010 compared to income tax expense of $290,000 in 2009. The net income tax benefit in 2010 is a result of a tax benefit of $2.3 million relating to the available net carry forward tax losses based on expectations of generating taxable income in the foreseeable future.

Equity in Losses of Affiliated Company, Net.  Equity in losses of affiliated company, net was $213,000 in 2010 compared to $76,000 in 2009. The increase in this amount is attributable to an increase in losses of our affiliated company and increase in our holding of the affiliated company.

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

Impairment of Goodwill and Intangible Assets. We review goodwill for impairment annually during the fourth quarter of the fiscal year or more frequently if events or circumstances indicate that an impairment loss may have occurred. In the fourth quarter of fiscal 2008, in connection with the impact of weakening market conditions on our forecasts and a sustained, significant decline in the market capitalization to a level lower than our net book value, it was concluded that triggering events existed and we were required to test intangible assets and goodwill for impairment, in accordance with ASC 360-10-35, "Property, Plant, and Equipment- Subsequent Measurement" and ASC 350, "Intangible, Goodwill and Other". As a result, in the fourth quarter of 2008, we recorded a goodwill impairment charge of approximately $79.1 million and an intangible assets impairment charge of $5.9 million. These impairment charges did not impact our business operations, cash flows or compliance with the financial covenants in our loan agreements. In 2009, there was no impairment charge.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS devaluation rate %	Israeli inflation adjusted for devaluation %

2008	3.8	(1.1)	4.9
2009	3.9	(0.7)	4.6
2010	2.3	(6.0)	8.3

Two months ended Feb 28, 2011	0.6	2.1	(1.5)

Recent Accounting Pronouncements

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

We adopted the standard on January 1, 2011. We will apply the provision of this accounting standard on a prospective basis to all revenues from arrangements entered into or materially modified subsequent to January 1, 2011. We are currently evaluating the impact of this update on our consolidated results of operations and financial condition.

B.	LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations for the last three years, from the remaining proceeds of our sale of convertible notes, as well as with cash from operations in those years.

In November 2004, we raised net proceeds of approximately $120.2 million in a private placement of $125.0 million aggregate principal amount of our 2.00% Senior Convertible Notes due 2024.  Holders of the notes are entitled to convert the notes into our ordinary shares at a conversion rate of 53.4474 ordinary shares per $1,000 principal amount of notes, which is the equivalent to a conversion price of approximately $18.71 per share.  The conversion rate is subject to adjustment in certain circumstances, such as changes in our capital structure or upon the issuance by us of share dividends or certain cash distributions. During 2008, we repurchased $51.5 million in principal amount of our 2% Senior Convertible Notes for a total cost, including accrued interest, of $50.2 million. In November 2009, we repurchased approximately $73.1 million in principal amount of the Notes.  As of December 31, 2010, there was a total of $353,000 in principal amount of the Notes outstanding. The remaining outstanding Notes may be redeemed by us, in whole or in part at any time.  The holders of these outstanding Notes may require us to redeem the Notes on November 9, 2014 or November 9, 2019, or upon certain fundamental changes.

In April and July 2008, we entered into loan agreements with banks in Israel that provide for borrowings of an aggregate of $30 million. The loans bear interest at an annual rate equal to LIBOR plus 1.3%-1.5% with respect to $23 million of borrowings and LIBOR plus 0.5%-0.65% with respect to $7 million of borrowings.   The principal amount borrowed is repayable in 20 equal quarterly payments from August 2008 through July 2013. The banks have a lien on our assets and we are required to maintain $7 million of compensating balances with the banks.  The agreements require us, among other things, to maintain shareholders' equity at specified levels and to achieve certain levels of operating income. The agreements also restrict us from paying dividends. As of December 31, 2010, we were in compliance with the covenants contained in the loan agreements. As of December 31, 2010, we owed an aggregate of $15.8 million under these borrowings.

As of December 31, 2010, we had $64.1 million in cash and cash equivalents and bank deposits, an increase of $11.3 million from $52.9 million at December 31, 2009.  The increase in this amount was primarily attributable to net cash provided by operating activities.

In January 2008, our Board approved a program to repurchase up to 4,000,000 of our ordinary shares. Purchases would be made from time-to-time at the discretion of management subject, among other things, to our share price and market conditions. If management elects to have us purchase our shares, we will use a portion of our cash to effect these purchases. In 2008, we repurchased a total of approximately 3.5 million ordinary shares at a total cost of $13.7 million.  We did not repurchase any of our ordinary shares in 2009 and 2010.

Cash from Operating Activities

Our operating activities provided cash in the amount of $16.4 million in 2010, primarily due to our net income of $12.0 million, an increase in other payables and accrued expenses of $8.2 million, non-cash depreciation and amortization in the amount $4.4 million, non cash stock-based compensation expenses of $1.4 million and an increase in trade payables in the amount of $4.9 million, partly offset by an increase in trade receivables in the amount of $7.4 million and in inventories in the amount of $4.5 million. Our trade receivables and our inventories increased primarily because of our higher sales volume in 2010 compared to 2009. Our trade and other payables increased because of increased expenses relating to our higher sales volume in 2010.

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

Cash from Investing Activities

In 2010, our investing activities used cash in the amount of $1.5 million, primarily due to purchase of property and equipment.

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

Cash from Financing Activities

In 2010, we used cash in financing activities of $3.6 million as a result of $6.0 million used for repayment of bank loans offset, in part, by $2.6 million in proceeds from issuance of shares upon exercise of options and purchases of shares under our employee stock purchase plan.

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

Research and Development

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing products and to develop new ones. We are developing more advanced communications boards, analog and digital media gateways for carrier and enterprise applications, media servers and session border controllers. Our platforms are expected to feature increased trunk capacity, new functionalities, enhanced signaling software and compliance with new control protocols. As of December 31, 2010, 270 of our employees were engaged primarily in research and development on a full-time basis.

Our research and development expenses were $30.2 million in 2010 compared to $30.0 million in 2009. From time to time we have received royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the OCS. As a recipient of grants from the OCS, we are obligated to perform all manufacturing activities for projects subject to the grants in Israel unless we receive an exemption. Know-how from the research and development which is used to produce products may not be transferred to third parties without the approval of the OCS and may further require significant payments. The OCS approval is not required for the export of any products resulting from such research or development. Through December 31, 2010, we had obtained grants from the OCS aggregating $11.6 million for certain of our research and development projects. We are obligated to pay royalties to the OCS, amounting to 3%-4.5% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, linked to the U.S. dollar and bearing interest at the rate of LIBOR at the time of grant. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

D	TREND INFORMATION

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

In 2010, we continued to experience pressure to shorten our lead times in supplying products to customers. Some of our customers are implementing “demand pull” programs by which they only purchase our product very close to the time, if not simultaneously with the time, they plan to sell their product. We are increasing our sales efforts in new markets, such as Latin America, Eastern Europe and Far East. We have introduced new system level products, and applications in our product lines.  We are still experiencing low visibility into customer demand for our products and our ability to predict our level of sales.EOFF-BALANCE SHEET ARRANGEMENTS

We do not have any “off-balance sheet arrangements” as this term is defined in Item 5E of Form 20-F.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2010, our contractual obligations were as follows (dollars in thousands):

	PAYMENTS DUE BY PERIOD
	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS	TOTAL
Senior convertible notes			353		353
Bank loans	6,000	9,750			15,750
Rent and lease commitments, net (1)	4,775	4,625	598	39	10,037
Severance pay fund (2)					782
Uncertain tax positions (3)					338
Payment to NSC’s former shareholders	275	1,038			1,313
Office of the Chief Scientist				23,357	23,357
Other commitments	930	–	–	–	930

(1)   Our obligation for rent and lease commitments as of December 31, 2010 was approximately $11.9 million. We have rent and lease income in the amount of approximately $1.9 million, leaving a net obligation of approximately $10.0 million.

(2)   Our obligation for accrued severance pay under Israel’s Severance Pay Law as of December 31, 2010 was $15.8 million. This obligation is payable only upon termination, retirement or death of the respective employee. We have funded $15.0 million through deposits into severance pay funds, leaving a net obligation of approximately $782,000.

(3) Uncertain income tax position under ASC 740 (formerly FASB Interpretation No 48), “Income Taxes”, are due upon settlement and we are unable to reasonably estimate the ultimate amount of timing of settlement. See also Note 13f in our Consolidated Financial Statements for further information regarding our liability under ASC 740.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information with respect to our directors, senior executive officers and key employees at March 4, 2011:

Name	Age	Position
Shabtai Adlersberg	58	Chairman of the Board, President and Chief Executive Officer
Guy Avidan	48	Vice President of Finance and Chief Financial Officer
Lior Aldema	45	Chief Operating Officer
Jeffrey Kahn	53	Chief Strategy Officer
Eyal Frishberg	52	Vice President, Operations
Eli Nir	45	Vice President, Research and Development
Yehuda Hershkovici	43	Vice President, Systems
Tal Dor	41	Vice President, Human Resources
Sorin Lupu	51	Vice President, Global Sales
Joseph Tenne(1)(2)(3)	55	Director
Dr. Eyal Kishon(1)(2)(3)(4)	50	Director
Doron Nevo(1)(2)(3)(4)	55	Director
Dana Gross	44	Director

(1) Member of Audit Committee
(2) Member of Nominating Committee
(3) Member of Compensation Committee
(4) Outside Director

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

Guy Avidan has served as our Vice President of Finance and Chief Financial Officer since July 2010.  Prior to joining AudioCodes, Mr. Avidan served for 15 years in various managerial positions at MRV Communications Inc., a global provider of optical communications network infrastructure equipment and services. Most recently, Mr. Avidan served as Co-President of MRV Communications. Prior to that, he served as Chief Financial Officer of MRV Communications between 2007 and 2009. He also served as Vice President and General Manager of MRV International from September 2001 to July 2007. Prior to joining MRV Communications, from 1992 to 1995, Mr. Avidan served as Vice President of Finance and Chief Financial Officer of Ace North Hills, which was acquired by MRV. Mr. Avidan is a CPA in Israel and holds a B.A. degree in Economics and Accounting from Haifa University.

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

Sorin Lupu joined AudioCodes in October 2010 as Vice President of Global Sales. From 2009 to 2010, Mr. Lupu led international market sales for Carrier VoIP Applications and Solutions  at Nortel. Prior to that, between 2005 and 2008 Mr. Lupu served as Vice President of Sales EMEA for emerging markets focusing on expanding markets in Russia, Poland, Turkey, Romania and India. Mr. Lupu also served as a member of the Board for Netas, a Nortel and TAF joint venture in Turkey. From 2001 to 2004, Mr. Lupu held the position of CEO Nortel Networks Israel. From 1997 to 2001, Mr. Lupu served in wireless engineering and account management positions. Prior to joining Nortel, Mr. Lupu held engineering, operational and managerial positions at Bezeq (PTT) in Israel. Mr. Lupu holds an International MBA from Tel Aviv and Northwestern University (Kellogg/Recanati) and an MSc in Electronics and Telecommunications from Iasi University in Romania.

Joseph Tenne has served as one of our directors since June 2003. Mr. Tenne is currently the Chief Financial Officer of Ormat Technologies, Inc., a company listed on the New York Stock Exchange, which is engaged in the geothermal and recovered energy business. Since January 2006, Mr. Tenne has also served as the Chief Financial Officer of Ormat Industries Ltd., an Israeli holding company listed on the Tel-Aviv Stock Exchange and the parent company of Ormat Technologies, Inc.  From 2003 to 2005, Mr. Tenne was the Chief Financial Officer of Treofan Germany GmbH & Co. KG, a German company, which is engaged in the development, production and marketing of oriented polypropylene films, which are mainly used in the food packaging industry. From 1997 until 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel and a member of PricewaterhouseCoopers International Limited. Mr. Tenne holds a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

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

Doron Nevo has served as one of our directors since 2000.  Mr. Nevo is President and CEO of KiloLambda Technologies Ltd., an optical nano-technology company, which he co-founded in 2001.  From 1999 to 2001, Mr. Nevo was involved in fund raising activities for Israeli-based startup companies.  From 1996 to 1999, Mr. Nevo served as President and CEO of NKO, Inc.  Mr. Nevo established NKO in early 1995 as a startup subsidiary of Clalcom, Ltd.  NKO designed and developed a full scale, carrier grade, IP telephony system platform and established its own IP network.  From 1992 to 1996, Mr. Nevo was President and CEO of Clalcom Ltd.  Mr. Nevo established Clalcom in 1992 as a telecom service provider in Israel.  He also serves as a director of Etgar - Portfolio Management Trust Co. and of a number of private companies.  Mr. Nevo holds a B.Sc. in Electrical Engineering from the Technion – Israel Institute of Technology and an M.Sc. in Telecommunications Management from Brooklyn Polytechnic.

Dana Gross has served as one of our directors since November 2010. She also served as one of our directors between 2000 and 2006. Ms. Gross has been a Venture Partner at Camel Ventures, a leading Israeli venture capital firm since 2009. From 2006 to 2008, Ms. Gross was a Senior Vice President, Israel Country Manager at SanDisk Corporation, a manufacturer of flash memory cards.  From 1992 to 2006, Ms. Gross held various senior positions at M-Systems, a manufacturer of flash memory cards  that was acquired by SanDisk, including Chief Marketing Officer, Vice President, World Wide Sales, President of M-Systems Inc. (U.S. subsidiary of M-Systems) and CFO, Vice President, Finance and Administration.  In addition, Ms. Gross has served as a director of Tower Semiconductor Ltd. since 2009, and served as a director of M-Systems Ltd. from 1999 to 2006_and PowerDsine Ltd. from 2004 to 2007.  Ms. Gross holds a B.Sc. in Industrial Engineering from Tel-Aviv University and an M.A. in business administration from San Jose State University.

B.	COMPENSATION

The aggregate direct remuneration paid during the year ended December 31, 2010 to the 13 persons who served in the capacity of director, senior executive officer or key employee during 2010 was approximately $2.1 million, including approximately $323,000 which was set aside for pension and retirement benefits. Three officers and one director who served in those capacities in 2010 are no longer associated with us. The compensation amounts do not include amounts expended by us for automobiles made available to our officers, expenses (including business, travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

Stock options to purchase our ordinary shares granted under our 1997, 1999 and 2008 Stock Option Plans to persons who served in the capacity of director or executive officer are generally exercisable at the fair market value at the date of grant, and expire ten years (under the 1997 Plan) and seven years (under the 1999 Plan and the 2008 Plan), respectively, from the date of grant. The options are generally exercisable in four equal annual installments, commencing one year from the date of grant.

Both the 1997 and 1999 Stock Option Plans have expired and no options are available for future grants under these plans.

A summary of our stock option activity and related information for the years ended December 31, 2008, 2009 and 2010 for the persons who served in the capacity of director, senior executive or key employee officer during 2008, 2009 and 2010 respectively is as follows:

	2008		2009		2010
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at the beginning of the year	2,002,269	$7.54	1,778,269	$7.66	1,865,928	$6.44

Granted	85,000	$3.25	483,577	$1.42	682,108	$3.77
Cancelled	(225,000)		(358,418)		(536,951)
Exercised	(84,000)	$2.23	(37,500)	$0	(300,465)	$2.43

Outstanding at the end of the year	1,778,269	$7.66	1,865,928	$6.44	1,710,620	$6.07

As of December 31, 2010, options to purchase 735,196 ordinary shares were exercisable by the 11 persons who served as an officer or director during 2010 at an average exercise price of $9.53 per share.

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

Independent Directors

Under the Israeli Companies Law, Israeli companies that have offered securities to the public in or outside of Israel are required to appoint at least two “outside” directors. Doron Nevo and Dr. Eyal Kishon currently serve as our outside directors. Under the requirements for listing on the NASDAQ Global Select Market, a majority of our directors are required to be independent as defined by NASDAQ rules.  Doron Nevo, Dr. Eyal Kishon, Dana Gross and Joseph Tenne qualify as independent directors under the applicable Securities and Exchange Commission and NASDAQ rules.

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

Pursuant to an amendment to the Israeli Companies Law, an Israeli company whose shares are publicly traded may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors will constitute individuals complying with certain independence criteria prescribed by the Israeli Companies Law.  Pursuant to regulations adopted in January 2011, directors who comply with the independence requirements of the NASDAQ and Securities and Exchange Commission regulations are deemed to comply with the independence requirements of the Israeli Companies Law. We have not included such a provision in our articles of association since our board of directors complies with the independence requirements of the NASDAQ and Securities and Exchange Commission regulations described above.

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

Nominating Committee

NASDAQ rules require that director nominees be selected or recommended for the board’s selection either by a committee composed solely of independent directors or by a majority of independent directors.  Our Nominating Committee assists the board of directors in its selection of individuals as nominees for election to the board of directors and/or to fill any vacancies or newly created directorships on the board of directors.  The Nominating Committee consists of Dr. Eyal Kishon, Doron Nevo and Joseph Tenne.  All members of the Nominating Committee are independent under the applicable NASDAQ rules.

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

Internal Auditor

Under the Companies Law, our board of directors is also required to appoint an internal auditor proposed by the audit committee. The internal auditor may be our employee, but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of our independent accounting firm. The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure. Brightman, Almagor Zohar & Co. (a member firm of Deloitte & Touche in Israel) has been our internal auditor since November 2008.

Board Classes

Pursuant to our articles of association, our directors, other than our outside directors, are classified into three classes (classes I, II and III). The members of each class of directors and the expiration of the term of office is as follows:

Dana Gross	Class I	2013
Joseph Tenne	Class II	2011
Shabtai Adlersberg	Class III	2012

Our outside directors under the Companies Law, Doron Nevo and Dr. Eyal Kishon, are not members of any class and serve in accordance with the provisions of the Companies Law. Mr. Nevo’s term ends in 2012 and Dr. Kishon’s term ends in 2011.
Amendment No. 16 to the Israeli Companies Law

On March 7, 2011, the Knesset (the Israeli Parliament) adopted Amendment No. 16 to the Israeli Companies Law, a broad amendment to the Israeli Companies Law.  Amendment No. 16 includes amendments to various corporate governance provisions for public companies, including amendments that increase the protection of minority shareholder rights and expand the procedures and increase the voting thresholds for approval of transactions with controlling shareholders, for the appointment of outside directors and for the appointment of a company's chief executive officer as the chairman of the board of directors.  The amendment also promotes the independence of the board of directors and the audit committee.  Amendment No. 16 has not yet been officially published.  If adopted as proposed, a portion of the new requirements will become effective 60 days after the official publication date and the remainder will become effective six months after the effective date, with certain grandfather clauses applying to a few of the new requirements.

D.	EMPLOYEES

We had the following number of employees as of December 31, 2008, 2009 and 2010 in the areas set forth in the table below:

	As of December 31,
	2008	2009	2010
Research and development	249	248	270
Sales and marketing, technical service and support	209	201	211
Operations	92	88	91
Management and administration	45	41	40
	595	578	612

Our employees were located in the following areas as of December 31, 2008, 2009 and 2010.

	As of December 31,
	2008	2009	2010
Israel	382	384	394
United States	151	125	132
Europe	27	26	25
Far East	28	36	52
Latin America	7	7	9
	595	578	612

The decrease in the number of employees in 2009 was primarily attributable to our cost reduction plans implemented in 2008. The increase in the number of employees in 2010 was primarily attributable to an increase in research and development personnel and increased sales and marketing efforts.

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

 Pursuant to an order issued in December 2007 by the Israeli Minister of Industry, Trade and Labor, provisions relating to pension arrangements in the collective bargaining agreements between the Histadrut and the Coordination Bureau of Economic Organizations will apply to all employees in Israel, including our employees in Israel. We regularly contribute to a “Manager’s Insurance Fund” or to a privately managed pension fund on behalf of our employees located in Israel. These funds provide employees with a lump sum payment upon retirement (or a pension, in case of a pension fund) and severance pay, if legally entitled thereto, upon termination of employment. We provide for payments to a Manager’s Insurance Fund and pension fund contributions in the amount of 13.3% of an employee’s salary on account of severance pay and provident payment or pension, with the employee contributing 5.0% of his salary. We also pay an additional amount of up to 2.5% of certain of our employees’ salaries in connection with disability payments. In addition, we administer an Education Fund for our Israeli employees and pay 7.5% of these employees’ salaries thereto, with the employees contributing 2.5% of their salary.

E.	SHARE OWNERSHIP

The following table sets forth the share ownership and outstanding number of options of our directors and officers as of March 4, 2011.

Name	Total Shares Beneficially Owned	Percentage of Ordinary Shares	Number of Options
Shabtai Adlersberg	5,336,127	13.5%	305,196
Guy Avidan	*		*
Lior Aldema	*		*
Jeffrey Kahn	*		*
Eyal Frishberg	*		*
Eli Nir	*		*
Yehuda Hershkovici	*		*
Tal Dor	*		*
Sorin Lupu	*		*
Joseph Tenne	*		*
Dr. Eyal Kishon	*		*
Doron Nevo	*		*
Dana Gross	*		*
*Less than one percent.

Our officers and directors have the same voting rights as our other shareholders.
The following table sets forth information with respect to the options to purchase our ordinary shares held by Mr. Adlersberg as of March 4, 2011. In addition, in 2009 and 2010, we granted to Mr. Adlersberg restricted share units that will enable him to receive 40,269 and 41,152, respectively, of our ordinary shares subject to his continuing service to us. These restricted share units vest quarterly over a four-year period from the date of grant. As of March 4, 2011, 10,067 ordinary shares were issued to Mr. Adlersberg upon vesting of such restricted share units

Number of Options	Grant Date	Exercise Price	Exercised	Cancelled	Vesting	Expiration Date

275,000	September 23, 2004	$12.84	-	-	5 years	September 23, 2011
120,808	December 14, 2009	$2.57	-	-	4 years	December 14, 2016
123,456	December 14, 2010	$5.83	-	-	4 years	December 14, 2017

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

Employee Share Purchase Plans

            We implemented two Employee Share Purchase Plans in May 2001. One plan, the global plan, was for our non-U.S., employees and the other our U.S. employees.  We amended and restated the global plan in July 2007 and adopted an additional plan for U.S. employees in July 2007. Under these Plans, a maximum of 6,500,000 of our ordinary shares were reserved for sale to our employees at a price equal to 85% of the lesser of fair market value on the first day or last day of each offering period under the Plans.  As of December 31, 2010, we had issued  2,259,776 of our ordinary shares pursuant to purchases under these plans.

During 2008, our Board of Directors decided to suspend operation of the Employee Share Purchase Plans. In 2010 our Board of Directors decided to reinstate the Employee Share Purchase Plans.

Employee Share Option Plans

2008 Equity Incentive Plan.  We have adopted an equity incentive plan under Section 102 of the Israeli Income Tax Ordinance, or Section 102, which provides certain tax benefits in connection with share-based compensation to employees, officers and directors.  This plan, our 2008 Equity Incentive Plan, was approved by the Israeli Tax Authority.

Under our equity incentive plan, we may grant our directors, officers and employees restricted shares, restricted share units and options to purchase our ordinary shares under Section 102.  We may also grant other persons awards under our equity incentive plan.  However, such other persons (controlling shareholders and consultants) will not enjoy the tax benefits provided by Section 102.  The total number of ordinary shares that were originally available for grant under the 2008 Plan was 2,009,122, which was increased in 2010 to 4,009,122.  This number is reduced by one share for each equity grant we make under the 2008 Plan. During 2010, options to purchase 848,772 ordinary shares and 142,152 restricted share units were granted under the 2008 Plan. As of December 31, 2010, 2,028,746 ordinary shares remained available for grant under the 2008 Plan.

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

As of December 31, 2010, we recorded equity-based compensation as a liability based on its fair value in the amount of $500,000 relating to a commitment to grant restricted share units that were granted in January 2011. In addition, we recorded a liability based on its fair value in the amount of $160,000 relating to a commitment to grant restricted share units subject to our share price in the period in between the grant date and January 1, 2013.

1999 Option Plans. In 1999, our board restated three 1997 Employee Share Option Plans for our Israeli employees, officers, directors and consultants and two 1997 Share Option Plans for our U.S. employees, officers, directors and consultants. Additionally, in 1999 our board adopted an Employee Share Option Plan for our Israeli employees, officers, directors and consultants, and an Employee Share Option Plan for our U.S. employees, officers, directors and consultants. The terms of the 1999 Plans are substantially the same as those of the 1997 Plans, but have reduced the exercise period of options from 10 to 7 years. The board has the ability to grant options with longer or shorter terms. The terms of the 1999 Plans have been modified slightly since they were adopted and, in 2003, the Israeli Plan was changed to conform to amendments to the Israeli Income Tax law. As of December 31, 2010, the 1997 and 1999 Israeli Plans and the 1997 U.S. Plans have expired and we no longer make any grants under these plans.

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

To our knowledge, (A) we are not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government and (B) there are no arrangements, the operation of which may at a subsequent date result in a change in control of AudioCodes. The following table sets forth, as of March 4, 2011 the number of our ordinary shares, which constitute our only outstanding voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding ordinary shares, and (ii) all of our directors and senior executive officers as a group.

Identity of Person or Group	Amount Owned	Percent of Class
Shabtai Adlersberg(1)	5,661,677	13.5%
Leon Bialik(2)	4,079,322	9.9%
Rima Management, LLC(3)	3,554,328	8.6%
All directors and senior executive officers as a group (13 persons)(4)	6,091,678	14.7%

(1)
Includes options to purchase 320,461 shares, exercisable within 60 days of March 4, 2011 and 5,089 ordinary shares issuable pursuant to restricted share units that vest within 60 days of March 4, 2011.

(2)	The information is derived from a statement on Schedule 13G/A, dated February 8, 2011 of Leon Bialik filed with the Securities and Exchange Commission.
(3)	The information is derived from a statement on Schedule 13G, dated February 9, 2011, of Rima Management, LLC and Richard Mashaal filed with the Securities and Exchange Commission.
(4)
Includes 755,551 ordinary shares which may be purchased pursuant to options exercisable within sixty days following March 4, 2011 and 5,089 restricted share units that vest within 60 days of March 4, 2011

Mr. Adlersberg held 13.5% of our ordinary shares as of December 31, 2010 as compared to 14.4% of our ordinary shares as of December 31, 2009 and 14.3% of our ordinary shares as of December 31, 2008.

Mr. Bialik held 9.9% of our ordinary shares as of December 31, 2010 as compared to 10.1% of our ordinary shares as of December 31, 2009 and 10.2% of our ordinary shares as of December 31, 2008.

Rima Management, LLC held 8.6% of our ordinary shares as of December 31, 2010 as compared to 7.4% of our ordinary shares as of December 31, 2009 and 7.2% of our ordinary shares as of December 31, 2008.

As of March 4, 2011, there were approximately 20 holders of record of our ordinary shares in the United States, although we believe that the number of beneficial owners of the ordinary shares is significantly greater. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

The major shareholders have the same voting rights as the other shareholders.

B.	RELATED PARTY TRANSACTIONS

None.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.        FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

For a discussion of our legal proceedings, please see “Item 4B-Information on the Company-Business Overview-Legal Proceedings.”

Dividend Policy

For a discussion of our dividend policy, please see “Item 10B-Additional Information-Memorandum and Articles of Association-Dividends.”

B.	Significant Changes

No significant change has occurred since December 31, 2010, except as otherwise disclosed in this Annual Report.

ITEM 9.        THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS UPDATE ALL TABLES AND DISCLOSURE IN THIS SECTION

Our ordinary shares are listed on the NASDAQ Global Select Market and The Tel Aviv Stock Exchange under the symbol “AUDC.”

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by the NASDAQ Global Select Market.

Calendar Year	Price Per Share
	High	Low
2010	$6.51	$2.31
2009	$3.06	$0.92
2008	$5.26	$1.47
2007	$10.40	$4.55
2006	$14.64	$8.77

Calendar Period	Price Per Share
	High	Low
2011
First quarter (through March 4, 2011)	$8.07	$6.00
2010
Fourth quarter	$6.51	$3.70
Third quarter	$3.99	$2.31
Second quarter	$4.39	$2.43
First quarter	$4.17	$2.65

2009
Fourth quarter	$3.06	$1.94
Third quarter	$2.40	$1.37
Second quarter	$1.60	$1.16
First quarter	$1.90	$0.92

Calendar Month	Price Per Share
	High	Low
2011
February	$8.07	$6.15
January	$7.76	$6.00

2010
December	$6.51	$4.61
November	$5.16	$4.34
October	$5.03	$3.70
September	$3.99	$2.63

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by The Tel Aviv Stock Exchange. All share prices shown in the following table are in NIS. As of December 31, 2010, the exchange rate was equal to approximately NIS 3.549 per U.S. $1.00.

Calendar Year	Price Per Share
	High	Low
2010	NIS 23.25	NIS 9.20
2009	NIS 11.55	NIS 4.26
2008	NIS 20.20	NIS 5.71
2007	NIS 44.00	NIS 18.90
2006	NIS 66.27	NIS 38.10

Calendar Period	Price Per Share
2011
First quarter (through March 4, 2011)	NIS 29.51	NIS 20.50
2010
Fourth quarter	NIS 23.25	NIS 13.30
Third quarter	NIS 13.91	NIS 9.33
Second quarter	NIS 16.05	NIS 9.20
First quarter	NIS 15.25	NIS 9.50

2009
Fourth quarter	NIS 11.55	NIS 7.61
Third quarter	NIS 8.30	NIS 5.50
Second quarter	NIS 6.64	NIS 4.70
First quarter	NIS 7.33	NIS 4.26

Calendar Month	Price Per Share
	High	Low

2011
February	NIS 29.51	NIS 23.01
January	NIS 15.25	NIS 9.50

2010
December	NIS 23.25	NIS 16.20
November	NIS 18.65	NIS 16.05
October	NIS 18.10	NIS 13.30
September	NIS 13.91	NIS 9.91

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

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

Objects and Purposes

We were incorporated in 1992 under the laws of the State of Israel. Our registration number with the Israeli Registrar of Companies is 520044132. Our objects and purposes, set forth in Section 2 of our memorandum of association, are:

·	to plan, develop and market voice signal systems;

·	to purchase, import, market and wholesale and retail distribute, in Israel and abroad, consumption goods and accompanying products;

·	to serve as representatives of bodies, entrepreneurs and companies from Israel and abroad with respect to their activities in Israel and abroad; and

·	to carry out any activity as determined by the lawful management.

Share Capital

Our authorized share capital consists of NIS 1,025,000 divided into 100,000,000 ordinary shares, nominal value NIS 0.01 per share, and 2,500,000 preferred shares, nominal value NIS 0.01 per share.  As of March 3, 2011, we had 41,406,420 ordinary shares outstanding (which does not include 7,392,356 treasury shares) and no preferred shares outstanding.

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

The board of directors may, whenever it thinks fit, convene a special shareholders meeting. The board of directors must convene a special shareholders meeting at the request of:

·	at least two directors;
·	at least one-quarter of the directors in office; or
·	one or more shareholders who hold at least 5% of the outstanding share capital and at least 1% of the voting rights, or one or more shareholders who hold at least 5% of the outstanding voting rights.

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

Approval of the audit committee, the board of directors and our shareholders, in that order, is required for:

·	extraordinary transactions, including a private placement, with a controlling shareholder or in which a controlling shareholder has a personal interest; and
·	the terms of compensation or employment of a controlling shareholder or his or her relative, as an officer holder or employee of our company.

The shareholders approval must include the majority of shares voted at the meeting.  In addition to the majority vote, the shareholder approval must satisfy either of two additional tests:

·	the majority includes at least one-third of the shares voted by shareholders who have no personal interest in the transaction; or
·
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

Under the Companies Law, a shareholder has a duty to act in good faith and in a customary manner towards the company and other shareholders, and to refrain from abusing his or her power in the company, including when voting in a shareholders meeting or in a class meeting on matters such as the following:

·	an amendment to our articles of association;
·	an increase in our authorized share capital;
·	a merger; or
·	approval of related party transactions that require shareholder approval.

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

As described in Item 6.C. of this Annual Report, on March 7, 2011, the Knesset (the Israeli Parliament) adopted Amendment No. 16 to the Israeli Companies Law, a broad amendment to the Israeli Companies Law.  Amendment No. 16 includes amendments to various corporate governance provisions for public companies, including amendments that increase the protection of minority shareholder rights and expand the procedures and increase the voting thresholds for approval of transactions with controlling shareholders for the appointment of outside directors and for the appointment of a company's chief executive officer as the chairman of the board of directors.  The amendment also promotes the independence of the board of directors and the audit committee.  Amendment No. 16 has not yet been officially published.  If adopted as proposed, a portion of the new requirements will become effective 60 days after the official publication date and the remainder will become effective six months after the effective date, with certain grandfather clauses applying to a few of the new requirements.

Insurance, Indemnification and Exculpation of Directors and Officers; Limitations on Liability

Insurance of Office Holders

The Companies Law permits a company, if permitted by its articles of association, to insure an office holder in respect of liabilities incurred by the office holder as a result of:

·	the breach of his or her duty of care to the company or to another person, or
·	the breach of his or her duty of loyalty to the company, to the extent that the office holder acted in good faith and had reasonable cause to believe that the act would not prejudice the company.

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

Indemnification of Office Holders

Under the Companies Law, a company can, if permitted by its articles of association, indemnify an office holder for any of the following obligations or expenses incurred in connection with his or her acts or omissions as an office holder:

·	monetary liability imposed upon the office holder in favor of other persons pursuant to a court judgment, including a settlement or an arbitrator’s decision approved by a court;

·
reasonable litigation expenses, including attorney’s fees, incurred by the office holder as a result of an investigation or proceeding instituted against the office holder by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder; and either:

o	no financial liability was imposed on the office holder in lieu of criminal proceedings, or

o	financial liability was imposed on the office holder in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent, and

·	reasonable litigation expenses, including attorneys’ fees, actually incurred by the office holder or imposed upon the office holder by a court:

·	in an action brought against the office holder by the company, on behalf of the company or on behalf of a third party;

·	in a criminal action in which the office holder is found innocent; or

·	in a criminal action in which the office holder is convicted but in which proof of criminal intent is not required.

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

Israeli Tax Considerations

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax on taxable income at the rate of 25% for the 2010 tax year. The corporate tax rate applicable for 2008 and 2009 was 27%.

In July 2009, Israel's Parliament (the Knesset) passed the Economic Efficiency Law (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, a gradual reduction in the Israeli corporate tax rate and real capital gains tax rate starting from 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%. However, the effective tax rate payable by us that derives income from an approved or privileged enterprise may be considerably less.

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

We have elected the alternative package of tax exemptions and reduced tax rates for our production facilities that have received Approved Enterprise status. Accordingly, income derived from these facilities is generally entitled to a tax-exemption period of two years and a reduced corporate tax rate of 10% to 25% for an additional period of five to eight years, based on our percentage of foreign investment. The tax benefits for our existing Approved Enterprise programs are scheduled to gradually expire by 2018. The period of tax benefits for each capital investment plan expires upon the earlier of: (1) twelve years from completion of the investment under the approved plan, or (2) fourteen years from receipt of approval (these limits do not apply to the exemption period).

Out of our retained earnings as of December 31, 2010, approximately $540,000 are tax-exempt. If we were to distribute this tax-exempt income before our complete liquidation, it would be taxed at the reduced corporate tax rate applicable to these profits (10% to 25%), and an income tax liability of up to approximately $135,000 would be incurred. Our board of directors has currently determined that we will not distribute any amounts of our undistributed tax exempt income as dividend. We intend to reinvest our tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to our Approved Enterprise.

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

Our production facilities have been granted the status of approved enterprise. Income arising from our approved enterprise facilities is tax-free under the alternative package of benefits described above and entitled to reduced tax rates based on the level of foreign ownership for specified periods. We have derived, and expect to continue to derive, a substantial portion of our operating income from our approved enterprise facilities. The tax benefits attributable to our current approved enterprises are scheduled to expire gradually until 2018.

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

In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of conditions stipulated in the Investment Law and related regulations and the criteria set forth in the specific certificate of approval. In the event that a company does not meet these conditions, it will be subject to corporate tax at the rate then in effect under Israeli law for such tax year.  As of December 31, 2010, management believes that we meet all of the aforementioned conditions.

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

·
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

·
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

The 2005 Amendment changed the definition of “foreign investment” in the Investments Law so that the definition requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition will take effect retroactively from 2003.

The 2005 Amendment applies to approved enterprise programs in which the year of election under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004, in which case the 2005 Amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

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

Recently, new legislation amending the law was adopted.  Under this new legislation, a uniform corporate tax rate will apply to all qualifying income of certain industrial companies, as opposed to the current law's incentives, which are limited to income from Approved Enterprises and Privileged Enterprises during their benefits period.  Under the new law, the uniform tax rate will be 10% in areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% in Development Zone A and 12.5% elsewhere in Israel in 2013-2014, and 6% in Development Zone A and 12% elsewhere in Israel thereafter.  The profits of these industrial companies will be freely distributable as dividends, subject to a 15% withholding tax (or lower, under an applicable tax treaty). AudioCodes is not located in Zone A

Under the transition provisions of the new legislation, we may decide to irrevocably implement the new law during 2011-2012 while waiving benefits provided under the current law or to remain subject to the current law.

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

Tax Benefits Under the Law for the Encouragement of Industry (Taxation), 1969

According to the Law for the Encouragement of Industry (Taxation), 1969, or the Industry Encouragement Law, an “industrial company” is a company resident in Israel, that at least 90% of its income, in any tax year (determined in Israeli currency, exclusive of income from certain government loans, capital gains, interest and dividends) is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity. We currently believe that we qualify as an industrial company within the definition of the Industry Encouragement Law. Under the Industry Encouragement Law, industrial companies are entitled to the following preferred corporate tax benefits:

·	deduction of purchases of know-how and patents over an eight-year period for tax purposes;

·	the right to elect, under specified conditions, to file a consolidated tax return with related Israeli industrial companies;

·	accelerated depreciation rates on equipment and buildings; and

·
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

Israeli Transfer Pricing Regulations

On November 29, 2006, Income tax regulation (Determination of Market Terms), 2006, promulgated under Section 85A of the Israeli Tax Ordinance, came into force (the “Transfer Pricing Regulations”). Section 85A of the Israeli Tax Ordinance and the Transfer Pricing Regulations generally require that all cross-border transactions carried out between related parties will be conducted on an arm’s length basis and will be taxed accordingly.

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

Capital Gains Tax

Israeli law generally imposes a capital gains tax on the sale of publicly traded securities.  Pursuant to changes made to the Israeli Income Tax Ordinance in January 2006, capital gains on the sale of our ordinary shares will be subject to Israeli capital gains tax, generally at a rate of 20% on the “real capital gain” as determined under the Israeli Tax Ordinance unless the holder holds 10% or more of our voting power during the 12 months preceding the sale, in which case it will be subject to a 25% tax rate on the real capital gain. However, as of January 1, 2003, non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, provided such gains do not derive from a permanent establishment of such shareholders in Israel.  Non-Israeli residents are also exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to the exemption with respect to gains derived from the sale of shares of Israeli companies publicly traded on the TASE, if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

United States Tax Considerations

United States Federal Income Taxes

The following summary describes the material U.S. federal income tax consequences to “U.S. Holders” (as defined below) arising from the acquisition, ownership and disposition of our ordinary shares. This summary is based on the Internal Revenue Code of 1986, as amended, or the “Code,” the final, temporary and proposed U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change (possibly with retroactive effect) or different interpretations. For purposes of this summary, a “U.S. Holder” will be deemed to refer only to any of the following holders of our ordinary shares:

·	an individual who is either a U.S. citizen or a resident of the U.S. for U.S. federal income tax purposes;

·	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the U.S. or any political subdivision thereof;

·	an estate the income of which is subject to U.S. federal income tax regardless of the source of its income; and

·
a trust, if (a) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This summary does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders by reason of their particular circumstances, including potential application of the U.S. federal alternative minimum tax, or any aspect of state, local or non-U.S. federal tax laws or U.S. federal tax laws other than U.S. federal income tax laws. In addition, this summary is directed only to U.S. Holders that hold our ordinary shares as “capital assets” within the meaning of Section 1221 of the Code and does not address the considerations that may be applicable to particular classes of U.S. Holders, including financial institutions, regulated investment companies, real estate investment trusts, pension funds, insurance companies, broker-dealers, tax-exempt organizations, grantor trusts, partnerships or other pass-through entities, partners or other equity holders in partnerships or other pass-through entities, holders whose functional currency is not the U.S. dollar, holders who have elected mark-to-market accounting, holders who acquired our ordinary shares through the exercise of options or otherwise as compensation, holders who hold our ordinary shares as part of a “straddle,” “hedge” or “conversion transaction,” holders selling our ordinary shares short, holders deemed to have sold our ordinary shares in a “constructive sale,” and holders, directly, indirectly or through attribution, of 10% or more (by vote or value) of our outstanding ordinary shares.

Each U.S. Holder should consult with its own tax advisor as to the particular tax consequences to it of the acquisition, ownership and disposition of our ordinary shares, including the effects of applicable tax treaties, state, local, foreign or other tax laws and possible changes in the tax laws.

Distributions With Respect to Our Ordinary Shares

For U.S federal income tax purposes, the amount of a distribution with respect to our ordinary shares will equal the amount of cash distributed, the fair market value of any property distributed and the amount of any Israeli taxes withheld on such distribution as described above under “Israeli Tax Considerations – Tax on Dividends.” Other than distributions in liquidation or in redemption of our ordinary shares that are treated as exchanges, a distribution with respect to our ordinary shares to a U.S. Holder generally will be treated as a dividend to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution that exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis in its ordinary shares (but not below zero), and then generally as capital gain from a deemed sale or exchange of such ordinary shares. Corporate U.S. Holders generally will not be allowed a deduction under Section 243 of the Code for dividends received on our ordinary shares and thus will be subject to tax at the rate applicable to their taxable income. Currently, a noncorporate U.S. Holder’s “qualified dividend income” generally is subject to tax at a reduced rate of 15%, although the rate applicable to dividend income is scheduled to return to the rate applicable to ordinary income for tax years beginning after December 31, 2012. For this purpose, “qualified dividend income” generally includes dividends paid by a foreign corporation if, among other things, the noncorporate U.S. Holder meets certain minimum holding period requirements and either (a) the stock of such corporation is readily tradable on an established securities market in the U.S., including the NASDAQ Global Select Market, or (b) such corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The U.S. Secretary of the Treasury has indicated that the income tax treaty between the U.S. and Israel is satisfactory for this purpose. Dividends paid by us will not qualify for the 15% U.S. federal income tax rate, however, if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes. See the discussion below under the heading “Passive Foreign Investment Company Status.” U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of their receipt of any distributions with respect to our ordinary shares.

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

Dividends received with respect to our ordinary shares will constitute “portfolio income” for purposes of the limitation on the deductibility of passive activity losses and, therefore, generally may not be offset by passive activity losses. Dividends received with respect to our ordinary shares also generally will be treated as “investment income” for purposes of the investment interest deduction limitation contained in Section 163(d) of the Code, and as foreign-source passive income for U.S. foreign tax credit purposes or, in the case of a U.S. Holder that is a financial services entity, financial services income. Subject to certain limitations, U.S. Holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability any Israeli income tax withheld from distributions with respect to our ordinary shares which constitute dividends under U.S. income tax law. A U.S. Holder that does not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld, but only if the U.S. Holder elects to do so with respect to all foreign income taxes in such year. In addition, special rules may apply to the computation of foreign tax credits relating to “qualified dividend income,” as defined above. The calculation of foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign income taxes, the availability of deductions involve the application of complex rules that depend on a U.S. Holder’s particular circumstances. U.S. Holders are urged to consult their own tax advisors regarding the availability to them of foreign tax credits or deductions in respect of any Israeli tax withheld or paid with respect to any dividends which may be paid with respect to our ordinary shares.

Disposition of Our Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder’s sale, exchange or other taxable disposition of our ordinary shares generally will result in the recognition by such U.S. Holder of capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis in the ordinary shares disposed of (measured in U.S. dollars). This gain or loss will be long-term capital gain or loss if such ordinary shares have been held or are deemed to have been held for more than one year at the time of the disposition. Individual U.S. Holders currently are subject to a maximum tax rate of 15% on long-term capital gains recognized during tax years beginning on or before December 31, 2012. If the U.S. Holder’s holding period on the date of the taxable disposition is one year or less, such gain or loss will be a short-term capital gain or loss. Short-term capital gains generally are taxed at the same rates applicable to ordinary income. See “Israeli Tax Considerations – Capital Gains Tax” for a discussion of taxation by Israel of capital gains realized on sales of our ordinary shares. Any capital loss realized upon the taxable disposition of our ordinary shares generally will be deductible only against capital gains and not against ordinary income, except that noncorporate U.S. Holders generally may deduct annually from ordinary income up to $3,000 of net capital losses. In general, any capital gain or loss recognized by a U.S. Holder upon the taxable disposition of our ordinary shares will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes, although the tax treaty between the United States and Israel may permit gain derived from the taxable disposition of ordinary shares by a U.S. Holder to be treated as foreign-source income for U.S. foreign tax credit purposes under certain circumstances.

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

There is no definitive method prescribed in the Code, U.S. Treasury Regulations or relevant administrative or judicial interpretations for determining the value of a publicly-traded foreign corporation’s assets for purposes of the Asset Test. The legislative history of the U.S. Taxpayer Relief Act of 1997 (the “1997 Act”) indicates that for purposes of the Asset Test, “the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities.” It is unclear, however, whether other valuation methods could be employed to determine the value of a publicly-traded foreign corporation’s assets for purposes of the Asset Test.

Based on the composition of our gross income and the composition and value of our gross assets during 2004, 2005, 2006, 2007, 2008, 2009 and 2010, we do not believe that we were a PFIC during any of such tax years. It is likely, however, that under the asset valuation method described in the legislative history of the 1997 Act, we would have been classified as a PFIC in 2001, 2002 and 2003 primarily because (a) a significant portion of our assets consisted of the remaining proceeds of our two public offerings of ordinary shares in 1999, and (b) the public market valuation of our ordinary shares during such years was relatively low. There can be no assurance that we will not be deemed a PFIC in any future tax year.

If we are treated as a PFIC for U.S. federal income tax purposes for any year during a U.S. Holder’s holding period of our ordinary shares and the U.S. Holder does not make a QEF Election or a “mark-to-market” election (both as described below):

·
The U.S. Holder would be required to report as ordinary income any “excess distributions” (as defined below) allocated to the current tax year, pay tax on amounts allocated to each prior tax year in which we were a PFIC at the highest rate on ordinary income in effect for such prior year and pay an interest charge on the resulting tax at the rate applicable to deficiencies of U.S. federal income tax. “Excess distributions” with respect to any U.S. Holder are amounts received by such U.S. Holder with respect to our ordinary shares in any tax year that exceed 125% of the average distributions received by such U.S. Holder from us during the shorter of (i) the three previous years, or (ii) such U.S. Holder’s holding period of our ordinary shares before the then-current tax year. Excess distributions must be allocated ratably to each day that a U.S. Holder has held our ordinary shares.

·	The entire amount of any gain realized by the U.S. Holder upon the sale or other disposition of our ordinary shares also would be treated as an “excess distribution” subject to tax as described above.

·
The tax basis in ordinary shares acquired from a decedent who was a U.S. Holder generally would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis, if lower.

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

As an alternative to a QEF Election, a U.S. Holder generally may elect to mark its ordinary shares to market annually, recognizing ordinary income or loss (subject to certain limitations) equal to the difference, as of the close of the tax year, between the fair market value of its ordinary shares and the adjusted tax basis of such shares. If a mark-to-market election with respect to ordinary shares is in effect on the date of a U.S. Holder’s death, the normally available step-up in tax basis to fair market value generally will not be available. Rather, the tax basis of ordinary shares in the hands of a U.S. Holder who acquired them from a decedent will be the lesser of the decedent’s tax basis or the fair market value of the ordinary shares. Once made, a mark-to-market election generally continues unless revoked with the consent of the U.S. Internal Revenue Service.

The implementation of many aspects of the Code’s PFIC rules requires the issuance of Treasury Regulations which in many instances have yet to be promulgated and which may have retroactive effect when promulgated. We cannot be sure that any of these regulations will be promulgated or, if so, what form they will take or what effect they will have on the foregoing discussion. For example, under legislation enacted by the U.S. in 2010, U.S. Holders will be required to file a special information return for each year in which we are treated as a PFIC. The U.S. Internal Revenue Service has announced that it is developing guidance for filing this annual information return, but until further guidance is issued, a U.S. Holder that was required to file Internal Revenue Service Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or a Qualified Electing Fund) before March 18, 2010 (because, for example, such U.S. Holder had recognized gain upon the disposition of our ordinary shares or had made a QEF Election) must continue to file Form 8621. A U.S. Holder that was not otherwise required to file Form 8621 annually before March 18, 2010, however, will not be required to file the new annual information return for a tax year beginning before March 18, 2010.

Due to the complexity of the PFIC rules and the uncertainty of their application in many circumstances, U.S. Holders should consult their own tax advisors regarding our status as a PFIC and, if we are treated as a PFIC, compliance with the applicable reporting requirements and the eligibility, manner and advisability of making a QEF Election or a mark-to-market election.

Information Reporting and Backup Withholding

Payments in respect of our ordinary shares that are made in the U.S. or by certain U.S.-related financial intermediaries may be subject to information reporting requirements and U.S. backup withholding tax at a rate which currently is 28% . The information reporting requirements will not apply, however, to payments to certain U.S. Holders, including corporations and tax-exempt organizations. In addition, the backup withholding tax will not apply to a U.S. Holder that furnishes a correct taxpayer identification number on U.S. Internal Revenue Service Form W-9 (or substitute form). The backup withholding tax is not an additional tax. Amounts withheld under the backup withholding tax rules may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding tax rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service. U.S. Holders should consult their own tax advisors regarding their qualification for an exemption from the backup withholding tax and the procedures for obtaining such an exemption, if applicable.

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

ITEM 11.        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to financial market risk associated with changes in foreign currency exchange rates.  To mitigate these risks, we use derivative financial instruments.  The majority of our revenues and expenses are generated in U.S. dollars.  A portion of our expenses, however, is denominated in NIS.  In order to protect ourselves against the volatility of future cash flows caused by changes in foreign exchange rates, we use currency forward contracts and currency options. We hedge the part of our forecasted expenses denominated in NIS. If our currency forward contracts and currency options meet the definition of a hedge, and are so designated, changes in the fair value of the contracts will be offset against changes in the fair value of the hedged assets or liabilities through earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change. Our hedging program reduces, but does not eliminate, the impact of foreign currency rate movements and due to the general economic slowdown along with the devaluation of the dollar, our results of operations may be adversely affected. Without taking into account the mitigating effect of our hedging activity, a 10% decrease in the U.S. dollar exchange rates in effect for the year ended December 31, 2010 would cause a decrease in net income of approximately $4 million.

We are subject to market risk from exposure to changes in interest rates relating to borrowings under our loan agreements. The interest rate on these borrowings is based on LIBOR.  Based on our the scheduled amount of these borrowings to be outstanding in 2011, we estimate that each 100 basis point increase in our borrowing rates would result in additional interest expense to us of approximately $150,000.

ITEM 12.        DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.        CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in 13a-15(e) under the Securities Exchange Act) as of December 31, 2010. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were (i) designed to ensure that material information relating to us, including our consolidated subsidiaries, is made known to our management, including our Chief Executive Officer and Chief Financial Officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared and (ii) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and our Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

·	pertain to the maintenance of our records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;

·	provide reasonable assurance that our transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles;

·	provide reasonable assurance that our receipts and expenditures are made only in accordance with authorizations of our management and board of directors (as appropriate); and

·	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2010 based on the framework for Internal Control - Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment under that framework and the criteria established therein, our management concluded that the Company’s internal control over financial reporting were effective as of December 31, 2010.

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

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has served as our independent public accountants for each of the years in the three-year period ended December 31, 2010. The following table presents the aggregate fees for professional audit services and other services rendered by Kost Forer Gabbay & Kasierer in 2009 and 2010.

	Year Ended December 31 (Amounts in thousands)
	2009	2010

Audit Fees	$320	$340
Audit Related Fees	45	40
Tax Fees	32	52
Total	$397	$432

Audit Fees consist of fees billed for the annual audit of the company’s consolidated financial statements and the statutory financial statements of the company. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include services rendered for the integrated audit over internal controls as required under Section 404 of the Sarbanes-Oxley Act applicable in 2009 and 2010, the provision of consents and the review of documents filed with the SEC.

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

The Audit Committee pre-approves fee levels annually for the audit services. Non-audit services are pre-approved as required. The Chairman of the Audit Committee may approve non-audit services of up to $25,000 and then request the Audit Committee to ratify his decision.

During 2010, no services provided to AudioCodes by Kost Forer Gabbay & Kasierer were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

For a discussion of the requirements of Israeli law with respect to these matters, see Item 6.C. "Directors, Senior Management and Employees – Board Practices," and Item 10.B. "Additional Information – Memorandum and Articles of Association."

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 to F-47 hereto.

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

4.7	AudioCodes Ltd. 1997 Key Employee Option Plan (D). (1)

4.8	AudioCodes Ltd. 1997 Key Employee Option Plan (E). (1)

4.9	AudioCodes Ltd. 1999 Key Employee Option Plan (F), as amended. (4)

4.10	AudioCodes Ltd. 1997 Key Employee Option Plan, Qualified Stock Option Plan—U.S. Employees (E). (1)

4.11	AudioCodes Ltd. 1999 Key Employee Option Plan, Qualified Stock Option Plan—U.S. Employees (F). (4)

4.12	AudioCodes Ltd. 2001 Employee Stock Purchase Plan—Global Non U.S., as amended. (2)

4.13	AudioCodes Ltd. 2001 U.S. Employee Stock Purchase Plan, as amended. (2)

4.13a	AudioCodes Ltd. 2007 U.S. Employee Stock Purchase Plan. (10)

4.15	Sublease Agreement between AudioCodes USA, Inc. and Continental Resources, Inc., dated December 30, 2003. (6)

4.16	Employment Agreement between AudioCodes Ltd. and Shabtai Adlersberg. (13)

4.17	OEM Purchase and Sale Agreement No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of April 28, 2003. (6)§

4.18	Amendment No. 1 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of May 1, 2003. (6)§

4.19	Purchase and Sale Agreement by and among Nortel Networks, Ltd., AudioCodes Inc. and AudioCodes Ltd., dated as of April 7, 2003. (6)

4.20	Amendment No. 2 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of January 1, 2005. (7) §

Exhibit No.	Exhibit

4.21	Amendment No. 3 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of February 15, 2005. (7) §

4.22	Amendment No. 5 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of January 1, 2005. (7) §

4.23	Amendment No. 6 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of April 1, 2005. (7)

4.24	Amendment No. 4 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd and Nortel Networks Ltd., dated as of April 28, 2005. (8) §

4.26	Amendment No. 7 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd. and Nortel Networks Ltd., dated as of December 15, 2006. (9)

4.27	Endorsement and Transfer of Rights Agreement, dated March 29, 2007, by and between Nortel Networks (Sales and Marketing) Ltd. Israel and AudioCodes Ltd. (9)†

4.28	Amendment No. 9 to OEM Purchase and Sale No. 011449 between AudioCodes Ltd. and Nortel Networks Ltd., dated as of October 30, 2007. (11) §

4.29
Agreement and Plan of Merger, dated as of May 16, 2006, among AudioCodes Ltd., AudioCodes, Inc., Green Acquisition Corp., Nuera Communications, Inc. and Robert Wadsworth, as Sellers’ Representative. (8)

4.30	Building and Tenancy Lease Agreement, dated May 11, 2007, by and between Airport City Ltd. and AudioCodes Ltd. (9) †

4.31	Letter Agreements, dated April 30, 2008 between First International Bank of Israel, as lender, and AudioCodes Ltd., as borrower. (11) †

4.32	Waiver dated November 24, 2008 to Letter Agreement, dated April 30, 2008, between First International Bank of Israel, as lender, and AudioCodes Ltd., as borrower. (12) †

4.33	Amendment dated February 16, 2009 to Letter Agreements, dated April 30, 2008, between First International Bank of Israel, as lender, and AudioCodes Ltd., as borrower. (12) †

4.34	Letter Agreements, dated July 14, 2008, between Bank Mizrahi Tefahot Ltd., as lender, and AudioCodes Ltd., as borrower. (12) †

Exhibit No.	Exhibit

4.35	Amendment dated November 2, 2008 to Letter Agreement, dated July 14, 2008, between Bank Mizrahi Tefahot Ltd., as lender, and AudioCodes Ltd., as borrower. (12) †

4.36	Amendment dated April 1, 2009 to Letter Agreement, dated July 14, 2008, between Bank Mizrahi Tefahot Ltd., as lender, and AudioCodes Ltd., as borrower. (12) †

4.37	AudioCodes Ltd. 2008 Equity Incentive Plan. (12)

4.38	Amendment to AudioCodes Ltd. 2008 Equity Incentive Plan. (14)

8.1	Subsidiaries of the Registrant.

12.1	Certification of Shabtai Adlersberg, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Guy Avidan, Chief Financial Officer, pursuant to Section 302 of the Sarbanes –Oxley Act of 2002

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

†	English summary of Hebrew original.
§
Confidential treatment has been granted for certain portions of the indicated document.  The confidential portions have been omitted and filed separately with the Securities and Exchange Commission as required by Rule 24b-2 promulgated under the Securities Exchange Act of 1934.

(1)	Incorporated herein by reference to Registrant’s Registration Statement on Form F-1 (File No. 333-10352).
(2)	Incorporated herein by reference to Registrant’s Registration Statement on Form S-8 (File No. 333-144823)
(3)
Incorporated herein by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2000 and Exhibit 1 to the Registrant's Report on Form 6-K filed with the Commission on September 1, 2005.

(4)	Incorporated herein by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2002.
(5)	Incorporated by reference herein to Registrant’s Registration Statement on Form F-3 (File No. 333-123859).

(6)	Incorporated herein by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2003.
(7)	Incorporated herein by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2004.
(8)	Incorporated herein by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2005.
(9)	Incorporated herein by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2006.
(10)	Incorporated by reference to Registrant’s Registration Statement on Form S-8 (File No. 333-144825).
(11)	Incorporated by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2007.
(12)	Incorporated by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2008
(13)	Incorporated by reference to Exhibit 1 to Registrant’s Form 6-K filed on November 12, 2009.
(14)	Incorporated herein by reference to Registrant’s Registration Statement on Form S-8 (File No. 333-170676).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

AUDIOCODES LTD.

By:	/s/ SHABTAI ADLERSBERG
Shabtai Adlersberg
President and Chief Executive Officer

Date: March 10,  2011

AUDIOCODES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

IN U.S. DOLLARS

INDEX

Page

Report of Independent Registered Public Accounting Firm	2 – 4

Consolidated Balance Sheets	5 – 6

Consolidated Statements of Operations	7

Statements of Changes in Equity	8

Consolidated Statements of Cash Flows	9 – 10

Notes to Consolidated Financial Statements	11 - 47

 - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

AUDIOCODES LTD.

We have audited the accompanying consolidated balance sheets of AudioCodes Ltd. ("AudioCodes" or "the Company") and its subsidiaries as of December 31, 2009 and 2010, and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2009 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2z to the consolidated financial statements, effective January 1 2009 the Company changed its manner of accounting for the acquisition of non-controlling interest, due to the adoption of ASC 810 (formerly FAS 160, "Non-controlling Interest in Consolidation Financial Statements").

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company and subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2011 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 10, 2011	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

AUDIOCODES LTD.

We have audited AudioCodes Ltd's ("AudioCodes" or "the Company") internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). AudioCodes' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, AudioCodes maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AudioCodes and its subsidiaries as of December 31, 2009 and 2010 and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2010 and our report dated March 10, 2011 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 10, 2011	A Member of Ernst & Young Global

AUDIOCODES LTD.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2009	2010

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$38,969	$50,311
Short-term bank deposits	13,902	13,825
Trade receivables (net of allowance for doubtful accounts of $ 723 and $ 918 at December 31, 2009 and 2010, respectively)	18,522	25,881
Other receivables and prepaid expenses	2,754	3,646
Deferred tax assets	1,053	2,287
Inventories	13,516	18,043

Total current assets	88,716	113,993

LONG-TERM ASSETS:
Investment in affiliated company	1,510	1,317
Deferred tax assets	1,174	2,261
Severance pay funds	12,235	15,039

Total long-term assets	14,919	18,617

PROPERTY AND EQUIPMENT, NET	4,956	3,703

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	6,847	5,310

GOODWILL	32,095	32,095

Total assets	$147,533	$173,718

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	December 31,
	2009	2010
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$6,000	$6,000
Trade payables	8,609	13,519
Other payables and accrued expenses	17,586	24,168
Deferred revenues	1,964	3,769

Total current liabilities	34,159	47,456

LONG-TERM LIABILITIES:
Accrued severance pay	13,336	15,821
Senior convertible notes	403	353
Long-term banks loans	15,750	9,750
Other liabilities	-	1,038
Deferred revenues	-	120

Total long-term liabilities	29,489	27,082

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
AudioCodes equity:
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 100,000,000 shares at December 31, 2009 and 2010; Issued: 47,661,550 shares at December 31, 2009 and 48,595,373 shares at December 31, 2010; Outstanding: 40,269,194 shares at December 31, 2009 and 41,203,017 shares at December 31, 2010	125	128
Additional paid-in capital	189,079	191,277
Treasury stock – 7,392,356 shares as of December 31, 2010 and 2009	(25,057)	(25,057)
Accumulated other comprehensive income	98	822
Accumulated deficit	(80,116)	(67,990)

	84,129	99,180

Non-controlling interest	(244)	-

Total equity	83,885	99,180

Total liabilities and equity	$147,533	$173,718

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Year ended December 31,
	2008	2009	2010

Revenues	$174,744	$125,894	$150,040
Cost of revenues	77,455	56,194	66,138

Gross profit	97,289	69,700	83,902

Operating expenses:
Research and development, net	37,833	29,952	30,189
Selling and marketing	44,657	32,111	35,024
General and administrative	9,219	7,821	8,252
Impairment of goodwill and other intangible assets	85,015	-	-

Total operating expenses	176,724	69,884	73,465

Operating income (loss)	(79,435)	(184)	10,437
Financial expenses, net	3,268	2,744	94

Income (loss) before taxes on income	(82,703)	(2,928)	10,343
Income tax expense (benefit), net	505	290	(1,885)
Equity in losses of affiliated companies, net	2,582	76	213

Net income (loss)	(85,790)	(3,294)	12,015

Net loss attributable to non-controlling interest	-	472	111

Net income (loss) attributable to AudioCodes' shareholders	$(85,790)	$(2,822)	$12,126

Basic and diluted net earnings (loss) per share attributable to AudioCodes shareholders	$(2.08)	$(0.07)	$0.30

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands

				Accumulated	Retained
		Additional		other	earnings	Non-	Total
	Share	paid-in	Treasury	comprehensive	(accumulated	controlling	comprehensive	Total
	capital	capital	stock	income	deficit)	interests	income (loss)	equity

Balance as of January 1, 2008	$133	$182,221	$(11,320)	$1,047	$8,496	$-		$180,577

Purchase of treasury stock	(10)	-	(13,737)	-	-	-		(13,747)
Issuance of shares upon exercise of options and employee stock purchase plan	2	1,545	-	-	-	-		1,547
Stock compensation related to options granted to employees	-	4,341	-	-	-	-		4,341
Early redemption of Senior Convertible Note		(1,109)	-	-	-	-		(1,109)
Acquisition of NSC	-	-	-	-	-	228		228
Comprehensive loss, net:
Unrealized losses on foreign currency cash flow hedges	-	-	-	(1,959)	-	-	$(1,959)	(1,959)
Net loss	-	-	-	-	(85,790)	-	(85,790)	(85,790)
Total comprehensive loss, net							$(87,749)
Balance as of December 31, 2008	125	186,998	(25,057)	(912)	(77,294)	228		84,088

Issuance of shares upon exercise of options	-	90	-	-	-	-		90
Stock compensation related to options granted to employees	-	1,991	-	-	-	-		1,991
Comprehensive loss, net:
Unrealized profit on foreign currency cash flow hedges	-	-	-	1,010		-	$1,010	1,010
Net loss	-	-	-	-	(2,822)	(472)	(3,294)	(3,294)
Total comprehensive loss, net							$(2,284)
Balance as of December 31, 2009	125	189,079	(25,057)	98	(80,116)	(244)		83,885

Issuance of shares upon exercise of options	3	2,553	-	-	-	-		2,556
Stock compensation related to options granted to employees	-	1,370	-	-	-	-		1,370
Acquisition of NSC non-controlling interest	-	(1,725)	-	-	-	355		(1,370)
Comprehensive loss, net:
Unrealized profit on foreign currency cash flow hedges	-	-	-	724	-	-	$724	724
Net income (loss)	-	-	-	-	12,126	(111)	12,015	12,015
Total comprehensive income, net							$12,739
Balance as of December 31, 2010	$128	$191,277	$(25,057)	$822	$(67,990)	$-		$99,180

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2008	2009	2010
Cash flows from operating activities:

Net income (loss)	$(85,790)	$(3,294)	$12,015
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	7,441	4,969	4,359
Impairment of goodwill, other intangible assets and investment in affiliate	86,111	-	-
Amortization of marketable securities premiums and accretion of discounts, net	112	252	-
Equity in losses of affiliated companies, net	1,486	76	213
Stock-based compensation expenses	4,341	1,991	1,370
Amortization of senior convertible notes discount and deferred charges and gain from redemption	4,592	2,930	-
Decrease (increase) in accrued interest on loans, marketable securities, bank deposits and structured notes	125	2,312	(20)
Increase in deferred tax assets, net	(169)	-	(2,321)
Decrease (increase) in trade receivables, net	(3,960)	11,042	(7,359)
Decrease (increase) in other receivables and prepaid expenses	450	908	(168)
Decrease (increase) in inventories	(1,840)	7,107	(4,527)
Increase (decrease) in trade payables	627	(3,052)	4,910
Increase (decrease) in other payables and accrued expenses and other liabilities	333	(1,760)	6,324
Increase (decrease) in deferred revenues	2,101	(1,731)	1,925
Increase (decrease) in accrued severance pay, net	451	(776)	(319)

Net cash provided by operating activities	16,411	20,974	16,402

Cash flows from investing activities:

Investments in affiliated companies	(6,330)	(341)	-
Purchase of property and equipment	(3,158)	(1,271)	(1,569)
Purchase of marketable securities	(16,795)	-	-
Investment in short-term and long-term bank deposits	(100,864)	(49,318)	(57,879)
Proceeds from short-term bank deposits	90,142	95,203	57,956
Proceeds from redemption of marketable securities upon maturity	17,000	16,000	-

Net cash provided by (used in) investing activities	(20,005)	60,273	(1,492)

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2008	2009	2010
Cash flows from financing activities:

Purchase of treasury stock	(13,747)	-	-
Redemption of senior convertible notes	(50,240)	(73,147)	(50)
Proceeds from long-term bank loans	30,000	-	-
Repayment of long-term bank loans	(2,250)	(6,000)	(6,000)
Payment for acquisition of NSC non controlling interest	-	-	(74)
Proceeds from issuance of shares upon exercise of options and employee stock purchase plan	1,547	90	2,556

Net cash used in financing activities	(34,690)	(79,057)	(3,568)

Increase (decrease) in cash and cash equivalents	(38,284)	2,190	11,342
Cash and cash equivalents at the beginning of the year	75,063	36,779	38,969

Cash and cash equivalents at the end of the year	$36,779	$38,969	$50,311

Supplemental disclosure of cash flow activities:

Cash paid during the year for income taxes	$646	$363	$261

Cash paid during the year for interest	$2,455	$2,238	$317

Supplemental disclosures of non cash operational, financing and investing activities

Net change in profit on foreign currency cash flow hedges	$(1,959)	$1,010	$724
Conversion of loan to affiliated company into additional equity investment	$-	$-	$588
Total commitment for future payments for NSC acquisition which reduced the Company's shareholders' equity	$-	$-	$1,296

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

The Company operates through its wholly-owned subsidiaries in the United States, Europe, Asia, Latin America and Israel.

During 2008, the Group faced an adverse change in its business as a result of the global economic slowdown and credit crisis. In the fourth quarter of 2008, the Company recorded a non-cash impairment charge with respect to goodwill and intangible assets as follows:

Goodwill - $ 79,117 (see also Note 2k).
Intangible assets – $ 5,898 (see also Notes 2j and 6).

b.	Acquisition of Natural Speech Communication Ltd.:

Through December 31, 2009, the Company had invested an aggregate of $ 8,418 in Natural Speech Communication Ltd. ("NSC"), a privately-held company engaged in speech recognition. As of December 31, 2009, the Group owned 59.74% of the outstanding share capital of NSC, which had been consolidated into the financial results of AudioCodes since December 2008.

In January 2010, the Company entered into an agreement to acquire all of the outstanding equity of NSC that did not own as of December 31, 2009. The closing of the transaction occurred in May 2010. Pursuant to the agreement, the Company purchased the remaining 40.26% of the shares from NSC’s non-controlling shareholders for a maximum total consideration of $ 1,733, which also includes payments to employees, who were also former NSC's shareholders, that exceeded the fair value of NSC's shares. As a result, the payments in excess of fair value were treated as payroll expenses. The payment of the total consideration, is in any combination of cash and the Company’s shares at the Company’s option, of which $ 224 was paid in cash in 2010 and  $ 1,009 is payable in three annual installments commencing in March 2011. Additional consideration of up to $ 500 is payable in 2013, if certain aggregate revenue milestones are met for 2010, 2011 and 2012. The obligation to pay the total consideration to the former NSC's shareholders is recorded as a liability.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

The liability is comprised of two components: (1) The contingent payments for which the Company recorded a contingent consideration liability of $ 329 in its estimated fair value as of the closing of the transaction, which was estimated by utilizing an income approach, taking into account the potential cash payments based on expectation as to NSC’s future revenues in each of the years 2010-2012, and was discounted to arrive at a present value amount. The discount rate was based on the market interest rate and NSC’s estimated operational capitalization rate. The contingent consideration liability is marked to market at fair value at each reporting date based on the Company’s policy with subsequent changes in the value of the liability recorded in the statement of operations in finance expenses, and (2) A liability with respect to the commitment for future payments was recorded at present value which amounted to $ 967. Such obligation is not re-measured at subsequent periods and only adjusted to changes in time value.

As of December 31, 2010 the contingent consideration liability estimated fair value amounted to $ 355 and the liability with regards to the commitment for future payments amounted to $ 958. An amount of the total liability equal to $ 1,038 was classified as long term liability. As this was an equity transaction between AudioCodes and NSC’s non-controlling shareholders, the Company reduced its shareholders’ equity by $ 1,370 for the excess costs over book value related to the minority interest in NSC, as required in accordance with ASC 810, “Consolidation”.

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

d.
The Group's major customer in 2008 and 2009, accounting for 14.4% and 15.6%, respectively, of the Group's revenues in those years filed for bankruptcy in January 2009. Such customer accounted for 3.9% of the Group's revenues in 2010. No other customer accounted for more than 10% of the Group's revenues in 2008, 2009 or 2010. See also Note 11e.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company's management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. As applicable to these consolidated financial statements, the most significant estimates and assumptions relate to revenue recognition and allowance for sales returns , allowance for doubtful accounts, inventories, intangible assets, goodwill, income taxes and valuation allowance: stock-based compensation and contingent liabilities. Actual results could differ from those estimates.

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

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with ASC 830, "Foreign Currency Matters". All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

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

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The deposits are mainly in U.S. dollars and bear interest at an average rate of 0.35% and 1.01% for 2009 and 2010, respectively. Short-term deposits are presented at their cost, including accrued interest. The banks have a lien on the Company's assets and the Company is required to maintain $ 7,000 of compensating balances with the banks which are included in short-term bank deposits (see also Note 10).

f.	Inventories:

Inventories are stated at the lower of cost or market value. Cost is determined as follows:

Raw materials - using the "weighted average cost" method.
Finished products - using the "weighted average cost" method with the addition of direct manufacturing costs.

The Group periodically evaluates the quantities on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs are taken based on slow moving items, technological obsolescence, excess inventories, discontinuation of products lines and for market prices lower than cost.

g.	Investment in affiliated company:

The Company accounts for investment in affiliated company in which it has the ability to exercise significant influence over the operating and financial policies using the equity method of accounting in accordance with the requirements of ASC 323.

Investment in affiliated company represents investment in ordinary shares, preferred shares and convertible loans. According to ASC 323, additional losses of such company in excess of the carrying amount of the equity investment are recognized based on the seniority level (priority in liquidation) of the particular type of investment held by the Company.
The Company's investment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable in accordance with ASC 323. As of December 31, 2009 and 2010, no impairment losses had been identified. During 2008, based on management's most recent analysis, the Company recognized an impairment loss of $ 1,096 relating to its investment in NSC, which was accounted under the equity method prior to December 2008.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	33
Office furniture and equipment	6 - 20 (mainly 15%)
Leasehold improvements	Over the shorter of the term of the lease or the life of the asset

i.	Deferred charges:

Costs incurred in respect of issuance of senior convertible notes are deferred and amortized using the effective interest method and classified as a component of interest expense over the five-year-period from issuance to the expected maturity which occured in November 2009, in accordance ASC 470. See also Note 2r, Note 6 and Note 9.

j.	Impairment of long-lived assets:

The Group's long-lived assets are reviewed for impairment in accordance with ASC 360-10-35, "Property, Plant and Equipment - Subsequent Measurement", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset if such assets are considered to be impaired. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The loss is allocated to the long-lived assets of the Group on a pro rata basis using the relative carrying amounts of those assets, except that the loss allocated to an individual long-lived asset of the Group will not reduce the carrying amount of that asset below its fair value whenever that fair value is determinable As of December 31, 2008, 2009 and 2010, no impairment losses had been identified for property and equipment since the fair value of those assets was higher than its carrying amounts.

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

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During 2009 and 2010, no impairment charges were identified. During 2008, the Company recorded an impairment charge for intangible assets in the amount of $ 5,898 (see also Note 1).

k.	Goodwill:

Goodwill and certain other purchased intangible assets have been recorded in the Company's financial statements as a result of acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired under ASC 350, "Intangible, Goodwill and Other", Goodwill is not amortized, but rather is subject to an annual impairment test. ASC 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired.

The Company performs annual impairment analysis of goodwill at December 31 of each year, or more often as applicable. The provisions of ASC 350 require that a two-step impairment test be performed on goodwill at the level of the reporting units. In the first step, the Company compares the fair value of each reporting unit to its carrying value. If the fair value exceeds the carrying value of the net assets, goodwill is considered not impaired, and no further testing is required to be performed. If the carrying value of the net assets exceeds the fair value, then the Company must perform the second step of the impairment test in order to determine the implied fair value of goodwill. If the carrying value of goodwill exceeds its implied fair value, then the Company would record an impairment loss equal to the difference.

The Company believes that its business activity and management structure meet the criterion of being a single reporting unit for accounting purposes. The Company performed an annual impairment analysis as of December 31, 2008, 2009 and 2010 using discounted cash flows, market multiples and market capitalization. Significant estimates used in the methodologies include estimates of future cash-flows, future short-term and long-term growth rates, weighted average cost of capital and market multiples for the reporting unit.

During 2009 and 2010, no impairment charges were identified. In 2008, as the fair value of the net assets of the reporting unit was lower than the carrying value as of the valuation date, the goodwill was deemed to be impaired and step 2 analysis was required. During 2008, an impairment charge to goodwill in the amount of $ 79,117 was recorded. See also Note 1.

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

The Group accounts for multiple element arrangements in accordance with ASC 605-25, "Revenue Arrangements with Multiple Deliverables", to determine if those deliverables constitute separate units. Revenue on arrangements that include multiple elements is allocated to each element based on the residual method. Each element’s allocated revenue is recognized when the revenue recognition criteria for that element have been met. Fair value is generally determined by vendor specific objective evidence (“VSOE”), which is based on the price charged when each element is sold separately. If the Company cannot objectively determine the fair value of any undelivered element included in a multiple-element arrangement, the Company defers revenue until all elements are delivered and services have been performed, or until fair value can objectively be determined for any remaining undelivered elements.

The Group grants to certain customers a right of return or the ability to exchange a specific percentage of the total price paid for products they have purchased over a limited period for other products. The Group maintains a provision for product returns and exchanges and other incentives based on its experience with historical sales returns, analysis of credit memo data and other known factors, in accordance with SAB 104. The provision was deducted from revenues and amounted to $ 754, $ 656 and $ 1,387 as of December 31, 2008, 2009 and 2010, respectively.

Revenues from the sale of products which were not yet determined to be final sales due to market acceptance were deferred and included in deferred revenues. In cases where collectability is not probable, revenues are deferred and recognized upon collection.

m.	Warranty costs:

The Group generally provides a warranty period of 12 months at no extra charge. The Group estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Group's warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Group periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary. As of December 31, 2009 and 2010 the provision for warranty amounted to $ 753 and $ 870, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Research and development costs:

Research and development costs, net of government grants received, are charged to the statement of operations as incurred.

o.	Income taxes:

The Group accounts for income taxes in accordance with ASC 740, "Income Taxes". ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and for carryforward losses. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

In addition, ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The first step is to evaluate the tax position taken or expected to be taken in a tax return. This is done by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

The Group accrues interest and penalties, if any, related to unrecognized tax benefits in tax expenses.

p.	Comprehensive income (loss):

The Group accounts for comprehensive income (loss) in accordance with ASC 220 "Comprehensive Income". ASC 220 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. The Group determined that its items of comprehensive income (loss) relates to gains and losses on hedging derivatives instruments.

q.	Concentrations of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, trade receivables and foreign currency derivative contracts.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The majority of the Group's cash and cash equivalents and bank deposits are invested in U.S. dollar instruments with major banks in Israel and the United States. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group's investments are in corporations with high credit standing. Accordingly, management believes that low credit risk exists with respect to these financial investments.

The trade receivables of the Group are derived from sales to customers located primarily in the Americas, the Far East, Israel and Europe. However, under certain circumstances, the Group may require letters of credit, other collateral, additional guarantees or advance payments. Regarding certain credit balances, the Group is covered by foreign trade risk insurance. The Group performs ongoing credit evaluations of its customers and establishes an allowance for doubtful accounts based upon a specific review. Allowance for doubtful accounts amounted to $ 723 and $ 918 as of December 31, 2009 and 2010, respectively

r.	Senior convertible notes:

Effective January 1, 2009, the Company adopted an amendment to ASC 470-20, "Debt with Conversion and Other Options". ASC 470-20 specifies that issuers of such instruments should separately account for the liability and equity components on the issuance day in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The Company applied this amendment retrospectively to all periods presented and comparative figures have been adjusted accordingly. See also Note 9.

The Company presents the outstanding principal amount of its senior convertible notes as a long-term liability, in accordance with ASC 210-10-45 (based on its expected redemption, taking into consideration redemption options of the holders). The debt is classified as a long-term liability until the date of conversion on which it would be reclassified to equity, or within one year of the first contractual redemption date, on which it would be reclassified as a short-term liability. Accrued interest on the senior convertible notes is included in "other payables and accrued expenses".

The initial purchasers discount on the debt is amortized according to the interest method over the expected five-year term of the senior convertible notes in accordance with ASC 470-20. This five-years-period ended in November 2009. See also Note 9.

According to ASC 470-20, if an instrument within its scope is repurchased, an issuer shall allocate the consideration transferred and related transaction costs incurred, to the extinguishment of the liability component and the reacquisition of the equity component. See Note 9 for further details.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Basic and diluted net earnings per share:

Basic net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year, plus potential dilutive ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings Per Share".

Senior convertible notes and certain outstanding stock options and warrants have been excluded from the calculation of the diluted net earnings per ordinary share since such securities are anti-dilutive for all years presented. The total weighted average number of shares related to the senior convertible notes and outstanding options and warrants that have been excluded from the calculations of diluted net income per share was 12,156,728, 8,768,909 and 3,848,284 for the years ended December 31, 2008, 2009 and 2010, respectively.

t.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation-Stock Compensation". ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of operations.

The Company recognizes compensation expenses for the value of its awards based on the accelerated method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The Company applies ASC 718 and ASC 505-50, "Equity-Based Payments to Non-Employees" with respect to options and warrants issued to non-employees. Accordingly, the Company uses option valuation models to measure the fair value of the options and warrants at the measurement date as defined in ASC 505-50.

During the years ended December 31, 2008 and 2009, the Company extended the exercise period of certain options granted to employees by a period of 1-2 years and modified the exercise price with respect to certain employees’ awards.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company accounted for these changes as modification in accordance with ASC 718. A modification to the terms of an award should be treated as an exchange of the original award for a new award with total compensation cost equal to the grant-date fair value of the original award plus the incremental value measured at the same date. Under ASC 718, the calculation of the incremental value is based on the excess of the fair value of the new (modified) award based on current circumstances over the fair value of the original award measured immediately before its terms are modified based on current circumstances.

The weighted-average estimated fair value of employee stock options granted during the years ended December 31, 2008, 2009 and 2010, was $ 1.89, $ 1.22 and $ 1.96 per share, respectively, using the Black-Scholes option pricing formula. Fair values were estimated using the following weighted-average assumptions (annualized percentages):

	Year ended December 31,
	2008	2009	2010

Dividend yield	0%	0%	0%
Expected volatility	52.0%	48.7%	50.8%
Risk-free interest	2.6%	2.3%	1.9%
Expected life	4.8 years	5.0 years	5.1 years
Forfeiture rate	11.0%	7.0%	10.0%

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

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The total equity-based compensation expense relating to all of the Company's equity-based awards recognized for the years ended December 31, 2008, 2009 and 2010 was included in items of the consolidated statements of income as follows:

	Year ended December 31,
	2008	2009	2010

Cost of revenues	$318	$117		$62
Research and development, net	1,467	642		393
Selling and marketing expenses	2,026	913		1,180
General and administrative expenses	530	319		453

Total equity-based compensation expenses	$4,341	$1,991	$	*) 2,088

*) Includes also equity-based compensation that was classified as a liability.

u.	Treasury stock:

The Company has repurchased its ordinary shares from time to time in the open market and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders' equity.

v.	Severance pay:

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

Severance pay expenses for the years ended December 31, 2008, 2009 and 2010, amounted to approximately $ 2,701, $ 1,136 and $ 1,733, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.	Employee benefit plan:

The Group has 401(k) defined contribution plans covering employees in the U.S. All eligible employees may elect to contribute a portion of their annual compensation to the plan through salary deferrals, subject to the IRS limit of $ 16.5 during 2010 ($ 22 including catch-up contributions for participants age 50 or over). The Group matches employee contributions to the plan up to a limit of 3% of their eligible compensation, subject to IRS limits. In 2008, 2009 and 2010, the Group matched contributions in the amount of $ 380, $ 280 and $ 240, respectively.

x.	Advertising expenses:

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2008, 2009 and 2010 amounted to $ 407, $ 139 and $ 374, respectively.

y.	Fair value of financial instruments:

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

The fair value of foreign currency contracts (used for hedging purposes) is estimated by obtaining current quotes from banks and market observable data of similar instruments.

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

Level 1	-	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Level 2	-
Observable inputs, other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data

Level 3	-
Unobservable inputs which are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. See also Note 7.

The Group adopted the provisions of ASC 820-10, "Fair Value Measurements and Disclosures", with respect to non-financial assets and liabilities effective January 1, 2009. The adoption with respect to non-financial assets and liabilities did not have a material impact on the consolidated financial statements.

In April 2009, the Group adopted an updated guidance to ASC 820-10 related to fair value measurements and disclosures, which provides additional guidance for estimating fair value when the volume and level of activity for an assets or liability have significantly decreased. The amended ASC 820-10 also includes guidance on identifying circumstances that indicate a transaction is not orderly. The adoption of this update did not have a material effect on the consolidated financial statements.

In January 2010, the FASB updated the "Fair Value Measurements Disclosures". More specifically, this update requires (a) an entity to disclose separately the amounts of significant transfers in and out of Level 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z.	Consolidation:

On January 1, 2009, the Company adopted an amendment to ASC 810, "Consolidation". According to the amendment, non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as a separate component of equity in the consolidated financial statements. As such, changes in the parent's ownership interest with no change of control are treated as equity transactions, rather than step acquisitions or dilution gains or losses. The amendment clarifies that losses of partially owned consolidated subsidiaries will continue to be allocated to the non-controlling interests even when their investment has already been reduced to zero.

The amendment applies prospectively, except for the presentation and disclosure requirements, which are applied retrospectively to all periods presented.

According to the Company's policy, contingent consideration is presented at fair value in subsequent periods and changes in fair value of the liability will be recorded as financial income/ expense.

aa.	Variable interest entities:

ASC 810-10, "Consolidation" provides a framework for identifying Variable Interest Entities ("VIEs") and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements.

The Company's assessment of whether an entity is a VIE and the determination of the primary beneficiary is judgmental in nature and involves the use of estimates and assumptions. The assumptions include, among others, forecasted cash flows, their respective probabilities and the economic value of certain preference rights. In addition, such assessment also involves estimates of whether a group entity can finance its current activities, until it reaches profitability, without additional subordinated financial support.

Effective January 1, 2010, the Company adopted an updated guidance for the consolidation of variable interest entities. This new guidance replaces the prior quantitative approach for identifying which enterprise should consolidate a variable interest entity, which was based on which enterprise was exposed to a majority of the risks and rewards, with a qualitative approach, based on which enterprise has both (1) the power to direct the economically significant activities of the entity and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the variable interest entity. Determination about whether an enterprise should consolidate a variable interest entity is required to be evaluated continuously as changes to existing relationships or future transactions occur. The adoption of this standard did not have a material impact on the Company’s financial position or results of operations.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ab.	Derivatives and hedging:

The Group accounts for derivatives and hedging based on ASC 815, "Derivatives and Hedging".

The Group accounts for its derivative instruments as either assets or liabilities and carries them at fair value. Derivative instruments that are not designated and qualified as hedging instruments must be adjusted to fair value through earnings. The changes in fair value of such instruments are included as earnings in "Financial income (expenses)" at each reporting period.

For derivative instruments that hedge the exposure to variability in expected future cash flows that are designated as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income (loss) in equity and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings and is classified as payroll and rent expenses. The ineffective portion of the gain or loss on the derivative instrument is recognized in current earnings and classified as financial other income or expenses. To receive hedge accounting treatment, cash flow hedges must be highly effective in offsetting changes to expected future cash flows on hedged transactions.

During 2010, the Group recorded accumulated other comprehensive income in the amount of $ 724 from its forward exchange contracts with respect to payroll and rent expenses expected to be incurred during 2011. Such amount will be reclassified into earnings during 2011. See also Note 17.

ac.	Impact of recently issued accounting pronouncements:

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

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d)	Require expanded disclosures of qualitative and quantitative information regarding application of the multiple-deliverable revenue arrangement guidance.

The Group adopted the standard on January 1, 2011 and will apply the provision of this accounting standard on a prospective basis to all revenue arrangements entered into or materially modified subsequent to January 1, 2011. The Group is currently evaluating the impact of this update on its consolidated results of operations and financial condition.

NOTE 3:-	INVENTORIES

	December 31,
	2009	2010

Raw materials	$5,923	$8,122
Finished products	7,593	9,921

	$13,516	$18,043

In the years ended December 31, 2008, 2009 and 2010, the Group wrote-off inventories in a total amount of $ 2,356, $ 3,421 and $1,113, respectively.

NOTE 4:-	INVESTMENT IN AFFILIATED COMPANY

As of December 31, 2009 and 2010, the Company owned 20.21% and 25.61% of Mailvision's   outstanding share capital, respectively.

In November 2010, the Company converted $588 of loans made to MailVision into equity and its holding increased to 25.6%.
	December 31,
	2009	2010

Invested in equity	$993	$1,581
Loans	642	74
Accumulated net loss	(125)	(338)

Total investment	$1,510	$1,317

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 5:-	PROPERTY AND EQUIPMENT

	December 31,
	2009	2010
Cost:

Computers and peripheral equipment	$19,852	$20,424
Office furniture and equipment	9,458	10,151
Leasehold improvements	2,354	2,291

	31,664	32,866
Accumulated depreciation:

Computers and peripheral equipment	17,359	19,213
Office furniture and equipment	8,276	8,665
Leasehold improvements	1,073	1,285

	26,708	29,163

Depreciated cost	$4,956	$3,703

Depreciation expenses amounted to $ 3,602, $ 3,159 and $2,822 for the years ended December 31, 2008, 2009 and 2010, respectively.

NOTE 6:-	INTANGIBLE ASSETS, DEFERRED CHARGES

		Useful life	December 31,
		(years)	2009	2010

a.	Impaired Cost:

	Acquired technology	5-10	$15,517	$15,517
	Customer relationship	9	4,172	4,172
	Trade name	3	415	415
	Existing contracts for maintenance	3	181	181

			20,285	20,285
	Accumulated amortization:

	Acquired technology		10,321	11,554
	Customer relationship		2,521	2,825
	Trade name		415	415
	Existing contracts for maintenance		181	181

			13,438	14,975

	Amortized cost		$6,847	$5,310

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 6:-	INTANGIBLE ASSETS, DEFERRED CHARGES (Cont.)

b.	Amortization expenses related to intangible assets amounted to $ 3,839, $ 1,810 and $ 1,537 for the years ended December 31, 2008, 2009 and 2010, respectively.

c.	Amortization expenses related to deferred charges amounted to $ 94, $ 49 and $ 0 for the years ended December 31, 2008, 2009 and 2010, respectively.

d.	Expected amortization expenses are as follows:

Year ending December 31,
2011	$1,327
2012	$1,124
2013	$933
2014	$869
2015	$717
2016 and thereafter	$340

NOTE 7:-	FAIR VALUE MEASUREMENTS

In accordance with ASC No. 820, the Group measures its foreign currency derivative instruments, the contingent consideration to NSC's former shareholders and the liability related to equity based compensation at fair value. Investments in foreign currency derivative instruments are classified within Level 2 value hierarchy. This is because these assets are valued using alternative pricing sources and models utilizing market observable inputs. The contingent consideration to NSC's former shareholders and the liability related to equity based compensation are classified within Level 3 value hierarchy because these liabilities are based on present value calculations and an externally valuation models whose inputs include market interest rates, estimated operational capitalization rates, volatilities and illiquidity. Unobservable inputs used in these models are significant to the fair value of the investments.

The Group's financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates:

	December 31, 2009
	Fair value measurements using input type
	Level 2	Level 3	Total

Foreign currency derivative contracts	$98	$-	$98

Total financials assets	$98	$-	$98

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:-	FAIR VALUE MEASUREMENTS (Cont.)

	December 31, 2010
	Fair value measurements using input type
	Level 2	Level 3	Total

Foreign currency derivative contracts	$822	$-	$822
Contingent consideration related to NSC's former shareholders	-	355	355
Liability related to equity based compensation	-	718	718

Total financial assets	$822	$1,073	$1,895

NOTE 8:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2009	2010

Employees and payroll accruals	$6,947	$9,670
Royalties provision	696	596
Government authorities	1,301	1,153
Accrued expenses	8,172	12,241
Others	470	508

	$17,586	$24,168

NOTE 9:-	SENIOR CONVERTIBLE NOTES

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

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	SENIOR CONVERTIBLE NOTES (Cont.)

Effective January 1, 2009, the Company adopted the amendment to ASC 470-20 "Debt with Conversion and Other Options". The amendment specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. As a result, the Company recorded in additional $ 2,775 interest expense in 2009.

The cumulative effect of the change in accounting principle in the amount of $ 9,329 was recognized, as an offsetting adjustment to the retained earnings as of January 1, 2007. In addition, an increase of $ 20,251 was recorded to additional paid in capital as of January 1, 2007.

During 2008, 2009 and 2010, the Company repurchased $ 51,500, $73,100 and $ 50, respectively, in principal amount of the notes for a total cost, including accrued interest, of $ 50,200 $ 73,147 and $ 50, respectively. Based on the amended ASC-470-20 and as a result of the repurchase, the Company recorded a gain in the amount of $ 372 related to the liability component and a decrease of additional paid-in capital in the amount of $ 1,109 related to the equity component in its 2008 statements of operations. There was no gain or loss in connection with the repurchase in 2009 and 2010. As of December 31, 2010, there are $ 353 in principal amount of the notes outstanding.

The table below shows the components of the net carrying amount of the liability component and the equity component of the Notes at December 31, 2009 and 2010:

	December 31,
	2009	2010

Net carrying amount of liability component	$403	$353

Equity component	$19,142	$19,142

The following represents the components of interest expense and effective interest rates relating to the Notes:

	Year ended December 31,
	2008	2009	2010

Contractual interest expense	$2,308	$1,260	$17
Amortization of discount	4,868	2,828	-

Total interest expense	$7,176	$4,088	$17

Effective interest rate	3.35%	3.35%	2.00%

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	LONG-TERM BANK LOANS

In April and July 2008, the Company entered into loan agreements with Israeli commercial banks and was provided with loans in the total amount of $ 30,000. The loans bear interest at LIBOR plus 1.3%-1.5% with respect to $ 23,000 of the loans and LIBOR plus 0.5%-0.65% with respect to the remaining $ 7,000. The principal amount borrowed is repayable in 20 equal quarterly payments through July 2013. The banks have a lien of the Company's assets and the Company is required to maintain $ 7,000 of compensating balances with the banks which are included in short term bank deposits. The agreement requires the Company, among other things, to maintain equity at specified levels and to achieve certain levels of operating income. The agreement also restricts the Company from paying dividends. As of December 31, 2009 and 2010, the Company was in compliance with its covenants to the banks.

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Group's facilities are rented under several lease agreements in Israel, Europe and the U.S. for periods ending in 2016.

Future minimum rental commitments under non-cancelable operating leases, are as follows:

Year ending December 31,

2011	$4,775
2012	4,081
2013	544
2014	559
2015	39
2016 and thereafter	39

Total minimum lease payments *)	$10,037

*)	Minimum payments have been reduced by minimum sublease rental of $ 1,933 due in the future under non-cancelable subleases.

In connection with the Company's offices lease agreement in Israel, the lessor has a lien on $ 3,500 which is included in short term bank deposits.

Rent expenses for the years ended December 31, 2008, 2009 and 2010, were approximately $ 6,432, $ 4,558 and $ 4,790, respectively.

b.	Inventory commitments:

The Group is obligated under certain agreements with its suppliers to purchase specified items of excess inventory which is expected to be utilized in 2011. Non- cancelable obligations as of December 31, 2010, were approximately $ 930.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Royalty commitment to the Office of the Chief Scientist of Israel ("OCS"):

Under the research and development agreements of the Company and its Israeli subsidiaries with the OCS and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3%-4.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the OCS research and development grants received, linked to the U.S. dollar plus interest on the unpaid amount received based on the 12-month LIBOR rate applicable to dollar deposits. The Company is obligated to repay the Israeli Government for the grants received only to the extent that there are sales of the funded products.

As of December 31, 2009 and 2010, the Company has a contingent obligation to pay royalties in the amount of approximately $ 8,715 and $ 12,463 respectively. The Israeli subsidiaries of the Company have a contingent obligation to pay royalties in the amount of approximately $ 10,252 and $ 10,894 as of December 31, 2009 and 2010, respectively

As of December 31, 2010, the Company has paid or accrued royalties to the OCS in the amount of $ 416, which was recorded to cost of revenues. The Israeli subsidiaries of the Company has paid or accrued royalties to OCS in the amount of $ 465, which was recorded to cost of revenues.

d.	Royalty commitments to third parties:

The Group has entered into technology licensing fee agreements with third parties. Under the agreements, the Group agreed to pay the third parties royalties, based on sales of relevant products. See Note 8.

e.	Legal proceedings:

The Group's major customer in 2008 and 2009 has asserted that the Group received approximately $2.6 million in payments from them during the ninety day period prior to their bankruptcy filing in January 2009 that constitute avoidable preferential transfers. The Group has entered into an agreement with the customer that tolls the statute of limitations with respect to these claims until April 14, 2011. The Group expects to engage in discussions with the customer with respect to these claims. Management believes that the Group has valid defenses to these claims. However, it is unable to estimate the likelihood of a settlement with the customer being reached, or to estimate the range of loss if such a settlement is reached. In addition, if a settlement with the customer is not reached, the Group is unable to estimate the likelihood of an unfavorable outcome if the customer commences a formal proceeding, nor is it able to estimate the range of loss if the outcome of such formal proceeding is unfavorable.

In May 2007, the Company entered into an agreement with respect to property adjacent to its headquarters in Israel, pursuant to which a building of approximately 145,000 square feet has been erected and was expected to be leased to the Company for a period of eleven years.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

This new building was substantially completed on a structural level in May 2010.  The landlord claimed that the Company should have taken delivery of the building at that time and started paying rent.  The Company disagreed with the landlord’s interpretation of the relevant agreement. As a result, the landlord terminated the agreement and leased the property to a third party.  This dispute has been referred to arbitration where the Company claims that due to the landlord’s failure the Company lost significant potential revenues. The landlord counterclaimed alleging that it sustained losses equal to approximately one year’s rent and management fees in the amount of approximately NIS 14 million (approximately $ 3.9 million).  The claim is at an early stage and it is not possible at this stage to predict the outcome of these proceedings. The Company believes that it has valid defenses to the counterclaim.

In September 2009, Network Gateway Solutions LLC filed a complaint in the United States District Court for the District of Delaware against the Company and 19 other defendants alleging the infringement of certain patents owned by Network Gateway. The Company agreed to defend Patton Electronics, a customer of the Company who was also a defendant in this litigation. The Company settled the proceedings against Patton and itself in 2010 and the litigation has been dismissed.

NOTE 12:-	EQUITY

a.	Treasury stock:

In January 2008, the Company's Board of Directors approved a share repurchase plan pursuant to which the Company was authorized to purchase up to an aggregate amount of 4,000,000 of its outstanding ordinary shares. During the year ended December 31, 2008, the Company purchased 3,450,217 of its outstanding ordinary shares under the new share repurchase plan, at a weighted average price per share of $ 3.98.

b.	Warrants issued to nonemployees:

Warrants to purchase 10,000 shares at a weighted average exercise price of $ 4.82 per share were granted in the year ended December 31, 2008 and warrants to purchase 25,000 shares at a weighted average exercise price of $ 2.92 per share were granted in the year ended December 31, 2010, in each case expiring seven years from the date of grant. The Company recorded immaterial compensation expenses in accordance with ASC 505. As of December 31, 2010, 30,000 warrants issued to consultants are outstanding and exercisable.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	EQUITY (Cont.)

c.	Employee Stock Purchase Plan:

In May 2001, the Company's Board of Directors adopted the Employee Stock Purchase Plan ("ESPP" or "the Purchase Plan"), which was amended, in July 2007. The Purchase Plan, as amended, provides for the issuance of up to 6,500,000 ordinary shares. During 2008, the Company's Board of Directors decided to suspend operation of the Purchase Plan. In the year ended December 31, 2010, the Company's Board of Directors decided to reinstate the Purchase Plan.
As of December 31, 2010, 4,004,683 shares were available for future issuance under the Purchase Plan. Eligible employees can have up to 10% of their wages, up to certain maximums, used to purchase ordinary shares. The Purchase Plan is implemented with purchases every six months. The price of the ordinary shares purchased under the Purchase Plan is equal to 85% of the lower of the fair market value of the ordinary shares on the commencement date of each offering period or on the semi-annual purchase date. The Purchase Plan is considered a compensatory plan. Therefore, the Company records compensation expense in accordance with ASC 718, "Compensation - Stock Compensation", with respect to purchase under the Purchase Plan.

d.	Employee Stock Option Plans:

In the year ended December 31, 2008, the Board of Directors approved the 2008 Equity Incentive Plan that became effective in January 2009. As of December 31, 2010, the total number of shares authorized for grant under this Plan is 2,028,746.

Stock options granted under the abovementioned plans are exercisable at the fair market value of the ordinary shares at the date of grant and usually expire seven or ten years from the date of grant. The options generally vest over four years from the date of grant. Any options that are forfeited or cancelled before expiration become available for future grants.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	EQUITY (Cont.)

The following is a summary of the Group's stock option activity and related information for the year ended December 31, 2010:

	Amount of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year	*) 6,165,867	$6.93
Changes during the year:
Granted	990,924	$3.35
Exercised	(934,823)	$2.74
Forfeited	(568,750)	$7.26
Expired	(868,332)	$6.38

Options outstanding at end of year	**) 4,784,886	$7.06	3.7	$6,174

Vested and expected to vest	4,306,397	$7.06	3.7	$5,557

Options exercisable at end of year	2,920,925	$9.52	2.23	$1,004

*)	Including 40,269 restricted share units ("RUS's") granted in 2009.
**)	Including 30,202 and 142,152 restricted share units ("RUS's") granted in 2009 and 2010, respectively.

As of December 31, 2010, the Company recorded a liability based on its fair value in the amount of $ 500 relating to commitment to grant RSU's that were granted in January 2011. In addition, the Company recorded a liability in its fair value in the amount of $ 160 relating to commitment to grant RSU's subject to the Company's share price in the period in between the grant date and January 1, 2013.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2008, 2009 and 2010 was $ 1.80, $ 1.22 and $ 2.00, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fiscal year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on the last trading day of the fiscal year. This amount changes based on the fair market value of the Company's shares.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	EQUITY (Cont.)

Total intrinsic value of options exercised for the twelve months ended December 31, 2008, 2009 and 2010 was $ 124, $ 130 and $ 2,946, respectively. As of December 31, 2010, there was $ 2,949 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 1.13 years.

The options outstanding as of December 31, 2010, have been separated into ranges of exercise prices, as follows:

Range of exercise price	Options outstanding as of December 31, 2010	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2010	Weighted average exercise price of exercisable options
		(Years)

$0.00-1.10	213,172	6.70	$0.00	-	$0.00
$1.50-2.51	673,300	5.55	$2.08	174,925	$2.06
$2.57-4.00	569,558	6.05	$3.05	68,570	$2.91
$4.08-6.49	1,055,956	5.06	$5.38	443,405	$5.82
$6.51-9.24	109,000	3.31	$6.85	81,750	$6.85
$9.32-14.76	2,138,900	1.54	$11.14	2,127,275	$11.15
$15.94	25,000	0.99	$15.94	25,000	$15.94

	4,784,886	3.7	$7.06	2,920,925	$9.52

e.
During 2008 and 2009, the Company extended the exercise period of 895,138 and 231,400 options, respectively, granted to employees by a period of 1-2 years and re-priced the exercise price to certain employees. Total options that were re-priced in 2008 and 2009, were 100,000 and 50,000, respectively. The exercise price was adjusted in 2008 from a range of 5.7-6.7 to 4.17 and in 2009 from a range 4.17-14.76 to 0.

The Company accounted for these changes as modifications in accordance with ASC 718. The Company calculated the incremental value of these modifications and recorded compensation cost in a total amount of $ 402, $ 208 and $ 14 for the years ended December 31, 2008, 2009 and 2010, respectively.

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

2.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 ("the Investment Law"):

The Company's production facilities in Israel have been granted the status of an "Approved Enterprise" in accordance with the Investment Law under four separate investment programs. According to the provisions of such Israeli Investment Law, the Company has been granted the "Alternative Benefit Plan", under which the main benefits are tax exemptions and reduced tax rates.

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

As of December 31, 2010, retained earnings included approximately $ 540 in tax-exempt income earned by the Company's "Approved Enterprise". The Company's Board of Directors has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's "Approved Enterprise".

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

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above Investment Law, regulations published thereunder and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2010, management believes that the Company is in compliance with all of the aforementioned conditions.

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

However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Investment Law as they were on the date of such approval. Therefore, the Company's existing "Approved Enterprises" will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the Investment Law, as amended, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record a deferred tax liability with respect to such tax-exempt income. As of December 31, 2010, there was no taxable income attributable to the Beneficiary Enterprise.

In December 2010, the "Knesset" (Israeli Parliament) passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, amendments in the Investment Law. The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company will be able to opt to apply (the waiver is non-recourse) the amendment and from then on it will be subject to the amended tax rates that are: 2011 and 2012 - 15% (in development area A - 10%), 2013 and 2014 - 12.5% (in development area A - 7%) and in 2015 and thereafter - 12% (in development area A - 6%).

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

The Company is not in a development area A.
The Company is examining the possible effect of the amendment on the financial statements, if at all, and at this time has not yet decided whether to apply the amendment.

3.	Net operating loss carryforward:

As of December 31, 2010, the Company has cumulative losses for tax purposes in the amount of approximately $ 27,000, which can be carried forward and offset against taxable income in the future for an indefinite period. As of December 31, 2010, the Company recorded a deferred tax asset of $ 3,213 in respect of such carryforward tax losses.

As of December 31, 2010, the Company's Israeli subsidiaries have estimated total available carry forward tax losses of approximately $ 66,000.

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

Management believes that the Company is currently qualified as an "industrial company" under the Encouragement Law and as such, enjoys tax benefits, including: (1) Deduction of purchase of know-how and patents and/or right to use a patent over an eight-year period; (2) The right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company; (3) Accelerated depreciation rates on equipment and buildings; and (4) Expenses related to a public offering on the Tel-Aviv Stock Exchange and on recognized stock markets outside of Israel, are deductible in equal amounts over three years.

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

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

5.	Tax rates:

Taxable income of Israeli companies is subject to tax at the rate of 27% in 2008, 26% in 2009, and 25% in 2010 and thereafter. In July 2009, the "Knesset" (Israeli Parliament) passed the Economic Efficiency Law (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in the Israeli corporate tax rate and real capital gains tax rate starting from 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%. However, the effective tax rate payable by a company which is taxed under the Investment Law may be considerably lower (see also Note 13 a2).

b.	Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2008	2009	2010

Domestic	$(2,811)	$(5,963)	$9,277
Foreign	(79,892)	3,035	1,066

	$(82,703)	$(2,928)	$10,343

c.	Taxes on income are comprised as follows:

	Year ended December 31,
	2008	2009	2010

Current taxes	$674	$290	$436
Deferred taxes	(169)	-	(2,321)

	$505	$290	$(1,885)

Domestic	$(1,365)	$484	$(1,617)
Foreign	1,870	(194)	(268)

	$505	$290	$(1,885)

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group's deferred tax liabilities and assets are as follows:

	December 31,
	2009	2010
Deferred tax assets:
Net operating loss carry forward	$53,748	$50,826
Reserves and allowances	8,291	6,798

Net deferred tax assets before valuation allowance	62,039	57,624
Valuation allowance	(59,812)	(53,076)

Deferred tax asset	$2,227	$4,548

Domestic:
Short-term deferred tax asset	$678	$1,860
Long-term deferred tax asset	765	1,353

	$1,443	$3,213

Foreign:
Short-term deferred tax asset	$375	$427
Long-term deferred tax asset	409	908

	$784	$1,335

The Company's U.S. subsidiary has estimated total available carry forward tax losses of approximately $ 82,000 to offset against future taxable income that expire between 2020 and 2029. As of December 31, 2010, the Company’s U.S subsidiary recorded a deferred tax asset of $ 1,335 relating to the available net carry forward tax losses.

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

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the actual tax expense (benefit) as reported in the statement of operations is as follows:

	Year ended December 31,
	2008	2009	2010

Income (loss) before taxes, as reported in the consolidated statements of operations	$(82,703)	$(2,928)	$10,343

Statutory tax rate	27%	26%	25%

Theoretical tax benefits on the above amount at the Israeli statutory tax rate	$(22,330)	$(761)	$2,586
Income tax at rate other than the Israeli statutory tax rate	139	337	327
Non-deductible expenses including equity based compensation expenses	2,172	1,425	646
Non-deductible expenses which results from Impairment of goodwill, other intangible assets and investment in affiliate	23,250	-	-
Deferred taxes on losses for which a valuation allowance was provided	75	633	(2,914)
Utilization of operating losses carry forward	(3,231)	(1,469)	(2,846)
Taxes in respect to prior years	87	90	41
State and Federal taxes	177	21	90
Inter-company charges	57	-	-
Other individually immaterial income tax item	109	14	185

Actual tax expense (benefit)	$505	$290	$(1,885)

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

f.	A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Gross unrecognized tax benefits as of January 1, 2010	$158

Increase in tax position for current year	-

Gross unrecognized tax benefits as of December 31, 2010	$158

The Company recognizes interest and penalties related to unrecognized tax benefits in tax expenses. The liability for unrecognized tax benefits does not include accrued interest and penalties of $ 164 and $ 180 at December 31, 2009 and 2010, respectively.

The Company has received final tax assessment through the year 2005.

NOTE 14:-	BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE

	Year ended December 31,
	2008		2009		2010

Numerator:

Net income (loss) attributed to Audiocodes shareholders	$(85,790)		$(2,822)		$12,126

Denominator:

Denominator for basic earnings per share - weighted average number of ordinary shares, net of treasury stock	41,200,523		40,207,923		40,559,759
Effect of dilutive securities:
Employee stock options and ESPP	*	) -	*	) -	401,240
Senior convertible notes	*	) -	*	) -	*	) -

Denominator for diluted net earnings per share - adjusted weighted average number of shares	41,200,523		40,207,923		40,960,999

*)         Antidilutive.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 15:-	FINANCIAL EXPENSES, NET

	Year ended December 31,
	2008	2009	2010

Financial expenses:
Interest	$(6,807)	$(4,739)	$(301)
Amortization of marketable securities premiums and accretion of discounts, net	(110)	(253)	-
Others	(131)	(232)	(393)

	(7,048)	(5,224)	(694)
Financial income:
Interest and others	3,780	2,480	600

	$(3,268)	$(2,744)	$(94)

NOTE 16:-	GEOGRAPHIC INFORMATION

a.	Summary information about geographic areas:

The Group manages its business on a basis of one reportable segment (see Note 1 for a brief description of the Group's business). The data is presented in accordance with ASC 280, "Segment Reporting". Revenues in the table below are attributed to geographical areas based on the location of the end customers.

The following presents total revenues for the years ended December 31, 2008, 2009 and 2010 and long-lived assets as of December 31, 2008, 2009 and 2010.

	2008		2009		2010
	Total	Long- lived	Total	Long- lived	Total	Long- lived
	revenues	assets	revenues	assets	revenues	assets

Israel	$13,597	$21,599	$10,410	$20,938	$19,223	$19,867
Americas	91,640	26,250	69,960	22,799	71,538	21,128
Europe	40,854	118	27,101	87	32,566	66
Far East	28,653	56	18,423	74	26,713	47

	$174,744	$48,023	$125,894	$43,898	$150,040	$41,108

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 16:-	GEOGRAPHIC INFORMATION (Cont.)

b.	Product lines:

Total revenues from external customers divided on the basis of the Company's product lines are as follows:

	Year ended December 31,
	2008	2009	2010

Technology	$58,484	$34,995	$45,266
Networking	116,260	90,899	104,774

	$174,744	$125,894	$150,040

NOTE 17:-	DERIVATIVE INSTRUMENTS

The Group enters into hedge transactions with a major financial institution, using derivative instruments, primarily forward contracts and options to purchase and sell foreign currencies, in order to reduce the net currency exposure associated with anticipated expenses (primarily salaries and rent expenses) in currencies other than U.S. dollar. The Company currently hedges such future exposures for a maximum period of one year. However, the Company may choose not to hedge certain foreign currency exchange exposures for a variety of reasons, including but not limited to immateriality, accounting considerations and the prohibitive economic cost of hedging particular exposures. There can be no assurance the hedges will offset more than a portion of the financial impact resulting from movements in foreign currency exchange rates.

The Group records all derivatives in the consolidated balance sheet at fair value. The effective portions of cash flow hedges are recorded in other comprehensive income until the hedged item is recognized in earnings. The ineffective portions of cash flow hedges are adjusted to fair value through earnings in financial other income or expense. The Company does not enter into derivative transactions for trading purposes.

The Group had a net deferred gain associated with cash flow hedges of $ 98 and $ 822 recorded in other comprehensive income as of December 31, 2009 and 2010, respectively. As of December 31, 2010, the hedged transactions are expected to occur within twelve months.

The Group entered into forward contracts to hedge the fair value of assets denominated in New Israeli Shekels that did not meet the requirement for hedge accounting. The Company measured the fair value of the contracts in accordance with ASC 820 at level 2. The net losses (gains) recognized in "financial and other expenses, net" during 2009 and 2010 were $ 81 and $ (200), respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 17:-	DERIVATIVE INSTRUMENTS (Cont.)

As of December 31, 2009 and 2010, the Group had outstanding forward contracts in the amount of $ 10,500 and $ 13,125, respectively.

The fair value of the Group's outstanding derivative instruments and the effect of derivative instruments in cash flow hedging relationship on other comprehensive income for the years ended December 31, 2009 and 2010, are summarized below:

Foreign exchange forward and		December 31,
options contracts	Balance sheet	2009	2010

Fair value of foreign exchange forward contracts	"Other receivables and prepaid expenses"	$98	$822

Gains recognized in OCI (effective portion)	"Other comprehensive income"	$1,010	$724

The effect of derivative instruments in cash flow hedging relationship on income for the years ended December 31, 2009 and 2010 is summarized below:

Foreign exchange forward and	Statements of	Year ended December 31,
options contracts	operations	2009	2010

Gain on derivatives recognized in OCI	"Operating expenses"	$398	$1,316

Gain (loss) recognized in income on derivatives (effective portion)	"Operating expenses"	$(612)	$592

- - - - - - - - - - -

EXHIBIT INDEX

Exhibit No.	Exhibit

8.1	Subsidiaries of the Registrant.

12.1	Certification of Shabtai Adlersberg, President and Chief Executive Officer , pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Guy Avidan, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.