Form 20-F
period 2011-12-31
AUDIOCODES LTD
filed 2012-04-19
CIK 1086434

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

As of December 31, 2011, the Registrant had outstanding 40,562,784 Ordinary Shares, nominal value NIS 0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

Yes☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:                                                                 Yes☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No☐

Indicate by check mark whether registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)

Yes ☒ No☐

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

☐ Item 17          ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):                                                                                                                                          Yes☐    No ☒

PRELIMINARY NOTE

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

The selected financial data, set forth in the table below, have been derived from our audited historical financial statements for each of the years from 2007 through 2011. The selected consolidated statement of operations data for the years ended December 31, 2009, 2010 and 2011, and the selected consolidated balance sheet data as of December 31, 2010 and 2011, have been derived from our audited consolidated financial statements set forth elsewhere in this Annual Report. The selected consolidated statement of operations data for the years ended December 31, 2007 and 2008, and the selected consolidated balance sheet data as of December 31, 2007, 2008 and 2009, have been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report. The selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to these consolidated financial statements.

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(In thousands, except per share data)
Statement of Operations Data:
Revenues	$158,235	$174,744	$125,894	$150,040	$155,827
Cost of revenues	69,185	77,455	56,194	66,138	64,145
Gross profit	89,050	97,289	69,700	83,902	91,682
Operating expense:
Research and development, net	40,706	37,833	29,952	30,189	32,150
Selling and marketing	42,900	44,657	32,111	35,024	43,248
General and administrative	9,637	9,219	7,821	8,252	9,028
Impairment of goodwill and intangible assets	-	85,015	-	-	-
Total operating expenses	93,243	176,724	69,884	73,465	84,426
Operating income (loss)	(4,193)	(79,435)	(184)	10,437	7,256
Financial expenses, net	2,167	3,268	2,744	94	423
Income (loss) before taxes on income	(6,360)	(82,703)	(2,928)	10,343	7,679
Income tax expense (benefit), net	1,265	505	290	(1,885)	(238)
Equity in losses of affiliated companies	1,097	2,582	76	213	277
Net income (loss)	$(8,722)	$(85,790)	$(3,294)	$12,015	$7,164
Net loss attributable to a non-controlling interest	-	-	$472	$111	$-
Net income (loss) attributable to AudioCodes’ shareholders	$(8,722)	$(85,790)	$(2,822)	$12,126	$7,164
Basic net earnings (loss) per share	$(0.20)	$(2.08)	$(0.07)	$0.30	$0.17
Diluted net earnings (loss) per share	$(0.20)	$(2.08)	$(0.07)	$0.30	$0.17
Weighted average number of ordinary shares used in computing basic net earnings (loss) per share	42,699	41,201	40,208	40,560	41,438
Weighted average number of ordinary shares used in computing diluted net earnings (loss) per share	42,699	41,201	40,208	40,961	41,935

	December 31,
	2007	2008	2009	2010	2011
Balance Sheet Data:
Cash and cash equivalents	$75,063	$36,779	$38,969	$50,311	$28,257
Short-term bank deposits, structured notes, marketable securities and accrued interest	35,309	78,351	13,902	13,825	14,008
Working capital	124,676	57,370	54,557	66,537	55,083
Long-term bank deposits structured notes and long-term marketable securities	32,670	-	-	-	32,943
Total assets	344,267	230,304	147,533	173,718	192,677
Bank loans	-	27,750	21,750	15,750	33,155
Senior convertible notes	114,893	70,670	403	353	353
AudioCodes shareholders’ equity	180,577	83,860	84,129	99,180	106,019
Non-controlling interest	-	228	(244)	-	-
Total equity	180,577	84,088	83,885	99,180	106,019
Capital stock (*)	162,103	167,981	170,062	172,263	176,998

(*) Capital stock represents share capital plus additional paid-in capital, less carrying amount of the equity component of the senior convertible notes.

Currency and Exchange Rates

The following table sets forth the exchange rates for one United States dollar ("US$") expressed in terms of one New Israeli Shekel ("NIS") in effect at the end of the following years, (based on the exchange rate on the last day of each year).

December 31,
2007	2008	2009	2010	2011
3.846	3.802	3.775	3.549	3.821

The high and low exchange rates for each month during the previous six months are as follows (NIS per United States $1.00):

Month	High	Low

October 2011	3.763	3.602
November 2011	3.800	3.650
December 2011	3.821	3.727
January 2012	3.854	3.733
February 2012	3.803	3.700
March 2012	3.814	3.715

The high, low, average (calculated by using the average of the exchange rates on the last day of each month during the period) and closing exchange rates for each of the Company’s five previous fiscal years are as follows:

	December 31,
	2007	2008	2009	2010	2011
High	4.342	4.022	4.256	3.894	3.821
Low	3.830	3.230	3.690	3.549	3.363
Average	4.110	3.586	3.923	3.732	3.579
Period End	3.846	3.802	3.775	3.549	3.821

Unless otherwise indicated, in this Annual Report all references herein are to United States dollar.

 The exchange rate on April 10, 2012, as reported by the Bank of Israel, for the conversion of United States dollars into New Israeli Shekel was U.S. $1.00 equals NIS 3.744.

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

We reported a net loss of $8.7 million in 2007, $85.8 million in 2008 and $2.8 million in 2009. We reported net income of $12.1 million in 2010 and $7.2 million in 2011. The loss in 2008 included a non-cash impairment charge of $86.1 million taken in the fourth quarter of 2008 with respect to goodwill, intangible assets and investment in an affiliate. The majority of our expenses are directly and indirectly related to the number of people we employ. We may increase our expenses based on projections of revenue growth. If at any given time we do not meet our expectations for growth in revenues our expenses incurred in anticipation of projected revenues may cause us to incur a loss. We may not be able to anticipate a loss in advance and adjust our variable costs accordingly. We cannot be sure that we will continue to be profitable in 2012.

We have depended, and expect to continue to depend, on a small number of large customers. Nortel Networks, which was our largest customer in 2008 and 2009, filed for bankruptcy protection in January 2009. As a result, sales to Nortel decreased significantly in 2010 and again in 2011. The loss of one or more of our other large customers or the reduction in purchases by a significant customer or failure of such customer to pay for the products it purchases from us could have a material adverse effect on our revenues.

Historically, a substantial portion of our revenues has been derived from large purchases by a small number of original equipment manufacturers, or OEMs, and network equipment providers, or NEPs, systems integrators and distributors. For example, our top three customers accounted for approximately 25.7% of our revenues in 2009, 22.2% of our revenues in 2010 and 25.5% of our revenue in 2011. Sales to ScanSource Communications Inc, our largest customer, accounted for 14.4% of our revenues in 2011 compared to 9.8% of our revenues in 2010 and 6.9% of our revenues in 2009. We do not enter into sales agreements in which a customer is obligated to purchase a set quantity of our products. Based on our experience, we expect that our customer base may change from period to period. If we lose a large customer and fail to add new customers, or if purchases made by such customers are significantly reduced, there could be a material adverse effect on our results of operations.

Nortel filed for bankruptcy protection in January 2009. Nortel Networks was our largest customer in 2008 and 2009 accounting for 14.4% of our revenues in 2008 and 15.6% of our revenues in 2009. In 2010, Nortel accounted for only 3.9% of our revenue and in 2011 revenues from sales to Nortel were negligible. Nortel has sold a number of its business units, some of which were customers of ours. We cannot be sure if companies that purchased business units sold by Nortel will continue to purchase products from us. Any significant reduction in sales to our large customers similar to the reduction in our sales to Nortel could have a material adverse effect on our results of operations.

Nortel has asserted a preference claim against us in its bankruptcy proceeding.

In a bankruptcy proceeding, a company is entitled to make preference claims for amounts paid by the company during specified periods prior to the bankruptcy filing. In May, 2011, Nortel commenced an action against us that claims that we received approximately $3.2 million in payments from them during the ninety day period prior to their bankruptcy filing that constitute avoidable preferential transfers. We have engaged in discussions with Nortel with respect to the settlement of these claims. While we believe that we have valid defenses to these claims, we cannot be sure that we will be able to reach an acceptable settlement with Nortel. If an acceptable settlement is not reached with Nortel, we intend to vigorously defend against any claim brought against us, but we cannot be sure of the outcome of any litigation with respect to this claim. We could be required to repay all or a portion of the amounts claimed by Nortel to be a preference if a litigation were to be resolved in Nortel’s favor.

Recent and future economic conditions may adversely affect our business.

The current economic and credit environment is having a negative impact on business around the world. The impact of these conditions on the technology industry and our major customers and potential customers has been significant. Conditions may continue to be depressed or may be subject to further deterioration which could lead to a further reduction in consumer and customer spending overall, which could have an adverse impact on sales of our products. A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their orders of our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity. A significant adverse change in a customer’s financial and/or credit position could also require us to assume greater credit risk relating to that customer’s receivables or could limit our ability to collect receivables related to previous purchases by that customer. As a result, our reserves for doubtful accounts and write-offs of accounts receivable may increase.

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

We have a significant amount of bank debt and could be forced to repay this debt in advance if we are unable to satisfy the covenants in our loan agreements.

We borrowed $30 million in 2008 that is repayable in 20 equal quarterly payments of $1.5 million from August, 2008 through July 2013. In 2011, we borrowed $23.8 million. Of that amount, $19.9 million is repayable in 20 equal quarterly payments of approximately $1.0 million from December 2011 through September 2017 and the remaining $3.9 million is repayable in 10 equal semiannual payments of $390,000 from June 2012 through December 2016. If we are unable to make payments when required by these loan agreements or if we do not comply with covenants in our loan agreements with respect to maintaining shareholders' equity at specified levels or achieving certain levels of operating income, we could be required to repay all or portion of these bank loans prior to their maturity.

We are party to an agreement for the construction and long-term lease of a new building in Israel. We are currently engaged in a dispute with the landlord with respect to this lease. Any unfavorable outcome in this dispute could result in significant damages to us.

In May 2007, we entered into an agreement with respect to property adjacent to our headquarters in Israel, pursuant to which a building of approximately 145,000 square feet has been erected and was expected to be leased to us for a period of eleven years.  This new building was substantially completed on a structural level in May 2010.  The landlord claimed that we should have taken delivery of the building at that time and started paying rent.  We disagreed with the landlord’s interpretation of the relevant agreement. As a result, the landlord terminated the agreement and leased the property to a third party.  This dispute has been referred to arbitration where we claim that due to the landlord’s failure we lost significant potential revenues. The landlord counterclaimed alleging that it sustained losses equal to approximately one year’s rent and management fees in the amount of approximately NIS 14 million (approximately $3.7 million based on the December 31, 2011 exchange rate). The claim is at the discovery stage and it is not possible at this stage to predict the outcome of these proceedings. We believe that we have valid defenses to the counterclaim. An unfavorable outcome in the arbitration could result in the payment by us of a significant amount to the landlord.

We are dependent on the development of the VoIP market to increase our sales.

We are dependent on the development of the Voice over Internet Protocol, or VoIP, market to increase our sales. We cannot be sure that the delivery of telephone and other communications services over packet networks will expand or that there will be a need to interconnect to other networks utilizing the type of technology contained in our products. For example, the need for our media gateway products depends on the need to interconnect VoIP networks with traditional non-packet based networks. Our enterprise session border control products depend on growth in the need to interconnect Voice over Packet and unified communication systems with each other. The adaptation process of connecting packet networks and telephone networks can be time consuming and costly. Sales of our VoIP products will depend on the development of packet networks and the commercialization of VoIP services. If this market develops more slowly than we expect, we may not be able to sell our products in a significant enough volume to be profitable.

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

The future valuation of acquired businesses may be less than the purchase price we paid and result in impairment charges related to goodwill or intangible assets. During the fourth quarter of 2008, we recognized non-cash impairment charges of $86.1 million with respect to goodwill and intangible assets related to previous acquisitions and an investment in an affiliated company.

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

Our success is dependent, in part, on the willingness of our customers to transition or migrate to new products, such as our expanded offering of Mediant and IP media products, our residential gateways, our session border controller products, our multi service business gateways (MSBGs),our software application products or expected future products. We are involved in a continuous process of evaluating changing market demands and customer requirements in order to develop and introduce new products, features and applications to meet changing demands and requirements. We need to be able to interpret market trends and the advancement of technology in order to successfully develop and introduce new products, features and applications. If potential customers defer transition or migration to new products, our return on our investment in research and development with respect to products recently introduced or expected to be introduced in the near future will be lower than we originally anticipated and our results of our operations may suffer.

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

Our OEM customers or potential customers may develop or prefer to develop their own technical solutions, or purchase third party technology, and as a result, would not buy our products.

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

Our principal competitors in the residential gateway market are Pirelli Broadband (ADB), Technicolor (previously Thomson), Sagemcom, ZyXEL, Netgear, Bewan (Pace), Huawei, FiberHome and ZTE.

Our principal competitors in the area of analog media gateways (2 to 24 ports) for access and enterprise are Linksys (a division of Cisco Systems, Inc.), Mediatrix Telecom, Inc., Vega Stream Limited, Samsung, Innovaphone AG, Net.com/Quintum Technologies, Tainet Communication System Corp., Welltech, Ascii Corp., D-Link Systems, Inc., Multitech Inc., Inomedia, Grandstream, OKI and LG. In the area of low density digital gateway and multi-service business gateways we face competition from companies such as Cisco, Adtran, One Access, Patton and more specifically in the enterprise class Session Border Controller technology with ACME Packet, SIPera (acquired by Avaya), Ingate and Edgewater. In addition we face competition in low, mid density gateways from companies such as Alcatel-Lucent, Nokia-Siemens, Huawei, Ericsson, UTstarcom, ZTE and from Cisco Systems, Dialogic, Genband, Sonus Networks and Metaswitch, some of which are also customers of our products and technology.

Our competitors in the Microsoft Lync certified gateways and session border controller markets include NET, Dialogic, Cisco, Ferrari and ACME Packet.

Our principal competitors in the media server market segment are Dialogic/Cantata Technology, NMS Communications (acquired by Dialogoc), Convedia/Radisys, Movius (IP Unity Glenayre), Cognitronics and Aculab. In addition, we face competition in software-based and hardware-based media servers from internal development at companies such as Hewlett-Packard, Comverse-NetCentrex, General Bandwidth, Alcatel - Lucent, Nokia – Siemens and Ericsson.

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

Our customers expect us to maintain an inventory of products available for purchase off the shelf subsequent to the initial sales cycle for these products. This may require us to incur the costs of manufacturing inventory without having a purchase order for the products. The VoIP industry is subject to rapid technological change and volatile customer demands, which result in a short product commercial life before a product becomes obsolete. If we are unable to sell products that are produced to hold in inventory, we may incur write-offs as a result of slow moving items, technological obsolescence, excess inventories, discontinued products and products with market prices lower than cost. Write-offs could adversely affect our operating results and financial condition. We wrote off inventory in an aggregate amount of $3.4 million in 2009, $1.1 million in 2010 and $644,000 in 2011.

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

We are subject to an increasing number of telecommunications industry regulations requiring the use of environmentally-friendly materials in telecommunications equipment. For example, pursuant to a European Community directive, telecom equipment suppliers are required to stop using specified materials that are not “environmentally friendly”. In addition, telecom equipment suppliers that take advantage of an exemption with respect to the use of lead in solders are required by this directive to eliminate the lead in solders from their products by the time set forth by the European Community regulations. This exemption has been extended by the authorities. Some of our customers may also require products that meet higher standards than those required by the directive, such as complete removal of additional harmful substances from our products. We are dependent on our suppliers for components and sub-system modules, such as semiconductors and purchased assemblies and goods, to comply with these requirements. This may harm our ability to sell our products in regions or to customers that may adopt such directives.

Compliance with these directives, especially with respect to the requirement that products eliminate lead solders, requires us to undertake significant expenses with respect to the re-design of our products. In addition, we may be required to pay higher prices for components that comply with this directive. We may not be able to pass these higher component costs on to our customers. Compliance with these regulations have increased and could continue to increase our product design costs. New designs may also require qualification testing with both customers and government certification boards. We cannot be certain of the reliability of any new designs that utilize non-lead components, in part, due to the lack of experience with the replacement materials and assembly technologies. In addition, the incorporation of new components may adversely affect equipment reliability and durability.

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

We generated approximately 36% of our revenues in 2009, 39% of our revenues in 2010 and 37% of our revenues in 2011 outside of the United States and Israel. Part of our strategy is to expand our penetration in existing foreign markets and to enter new foreign markets. Our ability to penetrate some international markets may be limited due to different technical standards, protocols or product requirements in different markets. Expansion of our international business will require significant management attention and financial resources. Our international sales and operations are subject to numerous risks inherent in international business activities, including:

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

Although we have operations throughout the world, the majority of our revenues and our operating costs in 2011 were denominated in, or linked to, the U.S. dollar. Accordingly, we consider the U.S. dollar to be our functional currency. However, a significant portion of our operating costs in 2011 were incurred in New Israeli Shekels (NIS). During 2011, the NIS depreciated against the U.S. dollar, which resulted in a decrease in the U.S. dollar cost of our operations in Israel. As a result of this differential, from time to time we may experience increases in the costs of our operations outside the United States, as expressed in U.S. dollars. If there is a significant increase in our expenses, we may be required to increase the prices of our products and may be less competitive. We cannot be sure that our international customers will continue to place orders denominated in U.S. dollars.

Our sales to European customers denominated in Euros are increasing. Sales denominated in Euros could make our revenues subject to fluctuation in the Euro/U.S. dollar exchange rate. If the U.S. dollar appreciates against the Euro, we may be required to increase the prices of our products that are denominated in Euros. In 2011, the U.S. dollar appreciated against the Euro, which resulted in an increase in the prices of our products that are denominated in Euros.

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

We have actively expanded our operations in the past and may continue to expand them in the future. This expansion has required, and may continue to require, the application of managerial, operational and financial resources. We cannot be sure that we will continue to expand, or that we will be able to expand our operations successfully. In particular, our business requires us to focus on multiple markets, including the VoIP, wireline, cable, enterprise unified communications and wireless markets. In addition, we work simultaneously with a number of large OEMs and network equipment providers each of which may have different requirements for the products that we sell to them. We may not have sufficient personnel, or may be unable to devote this personnel when needed, to address the requirements of these markets and customers. If we are unable to manage our operations effectively, our revenues may not increase, our cost of operations may rise and our results of operations may be adversely affected.

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

Our gross profit percentage decreased in 2008 and 2009 and increased in 2010 and 2011. The decrease in our gross profit percentage in 2008 was primarily attributable to amortization expenses related to the acquisitions of Nuera and Netrake beginning in the third quarter of 2006 and CTI Squared beginning in the second quarter of 2007, as well as expenses related to equity-based compensation resulting from the adoption of Accounting Standards Codification, or ASC, 718 beginning in 2006. During the fourth quarter of 2008, we recognized non-cash impairment charges of $86.1 million with respect to goodwill, intangible assets and investment in an affiliate. As a result of these impairment charges, non-cash amortization expense included in cost of revenues declined in 2009, 2010 and 2011.

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

The size of our product portfolio has increased and continues to increase. As a result, we are required to provide to our customers sales support. Customers have requested that we provide a contractual commitment to support a product for a specified period of time. This period of time may exceed the working life of the product or extend past the period of time that we may intend to manufacture or support a product. We are dependent on our suppliers for the components (hardware and software) needed to provide support and may be unable to secure the components necessary to satisfy our service commitments. We do not have long-term contracts with our suppliers, and they may not be obligated to provide us with products or services for any specified period of time. We may need to purchase an inventory of replacement components and parts in advance in order to try to provide for their availability when needed. This could result in an increased risk of write-offs with respect to our replacement component inventory to the extent that we cannot accurately predict our future requirements under our customer service contracts. If any of our component suppliers cease production, cease operations or refuse or fail to make timely delivery of orders, we may not be able to meet our contractual commitments for product support. We may be required to supply enhanced components or parts as substitutes if the original versions are no longer available. Product support may be costly and any extra service revenues may not cover the hardware and software costs associated with providing long-term support.

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

Because we operate in several countries, mainly in the United States, Israel, the United Kingdom, Singapore and Brazil, we are subject to taxation in multiple jurisdictions. We are required to report to and are subject to local tax authorities in the countries in which we operate. In addition, our income that is derived from sales to customers in one country might also be subject to taxation in other countries. We cannot be sure of the amount of tax we may become obligated to pay in the countries in which we operate. The tax authorities in the countries in which we operate may not agree with our tax position. Our tax benefits from carry forward losses and other tax planning benefits such as Israeli approved enterprise programs, may prove to be insufficient due to Israeli tax limitations, or may prove to be insufficient to offset tax liabilities from foreign tax authorities. Foreign tax authorities may also use our gross profit or our revenues in each territory as the basis for determining our income tax, and our operating expenses might not be considered for related tax calculations, which could adversely affect our results of operations.

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

Recent political events in various countries in the Middle East have weakened the stability of those countries, which may result in extremists coming to power. This instability may lead to deterioration of the political and trade relationships that exist between the State of Israel and these countries. In addition, this instability may affect the global economy and marketplace through changes in oil and gas prices. Our headquarters and research and development facilities are located in the State of Israel. Any events that affect the State of Israel may impact us in unpredictable ways. We have contingent plans for alternative manufacturing and supply sources, but these plans may be insufficient. Should our operations be impacted in a significant way, this may adversely affect the results of our operations.

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

We generate substantially all of our revenues in U.S. dollars and, in 2011, a significant portion of our expenses, primarily salaries, related personnel expenses and the leases of our buildings in Israel, were incurred in NIS. We anticipate that a significant portion of our expenses will continue to be denominated in NIS.

Our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS. During 2011, the NIS depreciated against the U.S. dollar, which resulted in a decrease in the U.S. dollar cost of our operations in Israel. During 2009 and 2010, the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our operations in Israel. To the extent the U.S. dollar weakens against the NIS, we could experience an increase in the cost of our operations, which are measured in U.S. dollars in our financial statements, which could adversely affect our results of operations. In addition, in periods in which the U.S. dollar appreciates against the NIS, we bear the risk that the rate of inflation in Israel will exceed the rate of such devaluation of the NIS in relation to the U.S. dollar or that the timing of such devaluations were to lag considerably behind inflation, which will increase our costs as expressed in U.S. dollars.

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

Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, exchange rate fluctuations have an impact on our profitability and period-to-period comparisons of our results of operations. In 2011, the value of the U.S. dollar increased in relation to the NIS by 7.7% and the inflation rate in Israel was 2.6%. In 2010, the value of the U.S. dollar decreased in relation to the NIS by 0.6%, and the inflation rate in Israel was 2.3%. Our results of operations may be adversely affected in case of any significant fluctuations.

The Israeli government programs in which we currently participate, and the tax benefits we currently receive require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs.

Currently we have four programs under the Israeli Law for the Encouragement of Capital Investments, 1959, or the Investment Law, which entitle us to certain tax benefits. Our facilities in Israel have been granted Approved Enterprise status under the Investment Law and we have four programs that qualify as Privileged Enterprises pursuant to an amendment to the Investment Law that came into effect in April 2005. Among other things, the Investment Law, as amended in 2005, provides tax benefits to both local and foreign investors and simplifies the approval process. Such amendments do not apply to investment programs approved prior to December 31, 2004. Therefore, our Approved Enterprise program is not subject to the provisions of the amendment, but our four Privileged Enterprise programs are subject to the amendment.

In order to be eligible for tax benefits under the Investment Law, our Approved Enterprise and Privileged Enterprises must comply with various conditions set forth in the Investment Law and the criteria set forth in the applicable certificate of approval for the Approved Enterprise, as well as periodic reporting obligations. If we fail to meet these requirements, we would be subject to corporate tax in Israel at the regular statutory rate. We could also be required to refund tax benefits, with interest and adjustments for inflation based on the Israeli consumer price index. See Note 14 to our Consolidated Financial Statements for additional information with respect to tax benefits under the Investment Law.

If the Government of Israel discontinues or modifies these programs and potential tax benefits, our business, financial condition and results of operations could be materially and adversely affected.

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

In order to meet specified conditions in connection with the grants and programs of the OCS, we have made representations to the Government of Israel concerning our Israeli operations. If we fail to meet the conditions related to the grants, including the maintenance of a material presence in Israel, or if there is any material deviation from the representations made by us to the Israeli government, we could be required to refund the grants previously received (together with an adjustment based on the Israeli consumer price index and an interest factor) and would likely be ineligible to receive OCS grants in the future. In addition, manufacturing products outside the State of Israel (as we currently do) increases the rates of royalties to be paid to the OCS. Any inability to receive these grants would result in an increase in our research and development expenses.

In 2011, we recognized a royalty-bearing grant of $2.8 million from the Government of Israel, through the OCS, for the financing of a portion of our research and development expenditures in Israel. The OCS budget has been subject to reductions, which may affect the availability of funds for these prospective grants and other grants in the future. As a result, we cannot be certain that we will continue to receive grants at the same rate, or at all. In addition, the terms of any future OCS grants may be less favorable than our past grant. As of December 31, 2011, we have a contingent obligation to pay royalties in the amount of approximately $24.1 million.

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

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Between January 1, 2009 and April 10, 2012, our share price has fluctuated from a low of $0.92 to a high of $8.07. The following factors may cause significant fluctuations in the market price of our ordinary shares:

•	fluctuations in our quarterly revenues and earnings or those of our competitors;

•	shortfalls in our operating results compared to levels forecast by securities analysts or by us;

•	announcements concerning us, our competitors or telephone companies;

•	announcements of technological innovations;

•	the introduction of new products;

•	changes in product price policies involving us or our competitors;

•	market conditions in the industry;

•	integration of acquired businesses, technologies or joint ventures with our products and operations;

•	the conditions of the securities markets, particularly in the technology and Israeli sectors; and

•	political, economic and other developments in the State of Israel and worldwide.

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

The following factors have affected our quarterly results of operations in the past and are likely to affect our quarterly results of operations in the future:

•	size, timing and pricing of orders, including order deferrals and delayed shipments;

•	launching of new product generations;

•	length of approval processes or market testing;

•	technological changes in the telecommunications industry;

•	competitive pricing pressures;

•	the timing and approval of government research and development grants;

•	accuracy of telecommunication company, distributor and original equipment manufacturer forecasts of their customers’ demands;

•	changes in our operating expenses;

•	disruption in our sources of supply;

•	temporary or permanent reduction in purchases by our significant customers; and

•	general economic conditions.

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

As a foreign private issuer whose shares are listed on NASDAQ, we are permitted to follow certain home country corporate governance practices instead of certain requirements contained in the NASDAQ listing rules . We do not comply with the NASDAQ requirement that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans. Instead, we follow Israeli law and practice which permits the establishment or amendment of certain equity based compensation plans to be approved by our board of directors without the need for a shareholder vote, unless such arrangements are for the compensation of directors, in which case they also require audit committee and shareholder approval.

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

Our ordinary shares are listed for trading on NASDAQ and on the TASE. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on NASDAQ and New Israeli Shekels on TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Actual trading volume on the TASE is generally lower than trading volume on NASDAQ, and as such could be subject to higher volatility. The trading prices of our ordinary shares on these two markets often differ resulting from the factors described above, as well as differences in exchange rates. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

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

Based on the composition of our gross income, the composition and value of our gross assets and the amounts of our liabilities during each of 2004, 2005, 2006, 2007, 2008, 2009, 2010 and 2011, we do not believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes during any of such tax years. It is likely, however, that we would be deemed to have been a PFIC in each of 2001, 2002 and 2003. There can be no assurance that we will not be deemed a PFIC for any future tax year in which, for example, the value of our assets, as measured by the public market valuation of our ordinary shares, declines in relation to the value of our passive assets (generally, cash, cash equivalents and marketable securities). If we are a PFIC for any tax year, U.S. shareholders who own our ordinary shares during such year may be subject to increased U.S. federal income tax liabilities and reporting requirements for such year and succeeding years, even if we are no longer a PFIC in such succeeding years. Under legislation enacted by the U.S., a U.S. holder of our ordinary shares will be required to file an information return containing certain information required by the U.S. Internal Revenue Service for each year in which we are treated as a PFIC.

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

As a foreign private issuer subject to U.S. federal securities laws, we spend a significant amount of management time and resources to comply with laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, SEC regulations and NASDAQ rules. Section 404 of the Sarbanes-Oxley Act requires management’s annual review and evaluation of our internal control over financial reporting and attestations of the effectiveness of these controls by our management and by our independent registered public accounting firm. There is no guarantee that these efforts will result in management assurance or an attestation by our independent registered public accounting firm that our internal control over financial reporting is adequate in future periods. In connection with our compliance with Section 404 and the other applicable provisions of the Sarbanes-Oxley Act, our management and other personnel devote a substantial amount of time, and may need to hire additional accounting and financial staff, to assure that we comply with these requirements. The additional management attention and costs relating to compliance with the Sarbanes-Oxley Act, the Dodd-Frank Act and other corporate governance requirements could materially and adversely affect our financial results.

ITEM 4	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

AudioCodes Ltd. was incorporated in 1992 under the laws of the State of Israel. Our principal executive offices are located at 1 Hayarden Street, Airport City, Lod, 70151 Israel. Our telephone number is +972-3-976-4000. Our agent in the United States is AudioCodes Inc.,27 World’s Fair Drive, Somerset, New Jersey 08873.

Major Developments since January 1, 2011

We have extended convertible loans to MailVision in the aggregate principal amount of $877,000, including a loan of $211,000 in 2011. These loans bear interest at the rate of 4%-9% per annum and are convertible into shares of MailVision. In November 2010 and June 2011, $666,000 in principal amount of these loans was converted by us into shares of MailVision. As of December 31, 2011, we owned 26.6% of the outstanding share capital of MailVison, or 24.8% of the share capital of this company on a diluted basis, compared to owning 23.9% of the outstanding share capital as of December 31, 2010. As of December 31, 2011, there were $211,000 in principal amount of these loans outstanding.

In January 2010, we entered into an agreement to acquire all of the outstanding equity of Natural Speech Communication Ltd., or NSC, that we did not own as of December 31, 2009. The closing of the transaction occurred in May 2010. Pursuant to the agreement, we purchased the remaining 40.3% of the shares from NSC’s non-controlling shareholders with a maximum total consideration payable in the aggregate amount of $1,733,000 in any combination, at our option, of cash and our shares. We paid $224,000 in 2010 and $278,000 in 2011 in connection with this acquisition. Additional consideration of up to $500,000 is payable by us in 2013, if certain aggregate revenue milestones are met for 2010, 2011 and 2012.

Since 2011, AudioCodes invested in the following key product lines and solutions to address the following market segments:

•	Mobile Clients and Mobility Server for PBX, IP-PBX and Unified Communications Systems: We launched MobilityPLUS, an integrated enterprise solution that extends the feature set of enterprise telephony and unified communications systems to a broad range of leading smart phone platforms. Leveraging existing enterprise WiFi or 3G/4G data services, MobilityPLUS enhances enterprise employee productivity with "anytime/anywhere" connectivity resulting in improved efficiencies of business operations. MobilityPLUS interoperates with market leading PBXs and IP-PBXs, as well as with integrated unified communications systems, such as the Microsoft Office Communications Server R2 and Microsoft Lync 2010. MobilityPLUS includes an enterprise edition of the widely deployed AudioCodes VoIP Mobile Access Solutions (VMAS) mobile clients and an AudioCodes Mediant business gateway with an embedded mobility integration application. The VMAS mobile client is available for Apple iOS, Android, Symbian and other popular mobile operating systems.

•	Extended Connectivity, Survivability and Call Recording Solution for Microsoft Lync Deployments: An additional extension of our product range specifically designed for the Microsoft unified communications environment now includes Mediant800 Survivable Branch Appliance (SBA), a cost-effective survivable branch solution for small locations, Mediant3000 Enhanced Gateway, supporting large enterprise customers that need high capacity, highly available media gateways and SmartTAP, a secure call recording solution that enables the recording of key business interactions within the Microsoft Unified Communication environment, including Microsoft Lync and Office Communications Server R2. SmartTAP is targeting companies in the financial services sector, as well as other highly regulated industries, providing compliance recording as well as a complete call recording solutions for mitigating liability, customer disputes, and quality assurance. SmartTAP can be installed on stand-alone servers, or alternatively integrated into the AudioCodes Mediant 1000 platform, that is also qualified as a Microsoft Enhanced Gateway and Survivable Branch Appliance. These products are intended to further extend our value proposition to our growing network of Microsoft VSPs (voice specialized partners) with whom we work closely.

•	Software Enterprise Session Border Controller: In March, 2012, we announced the launch of our Software Enterprise Session Border Controller (ESBC), a software only member of our ESBC product family. Enterprises deploying the software ESBC benefit from connectivity to SIP trunking services, high VoIP quality and network security. As a software only solution, the ESBC smoothly integrates into virtualized data center environments, and addresses the needs for scalability and connectivity of unified communications and contact center deployments. The Software E-SBC is targeting Software-only unified communications and contact center vendors complying with their architecture and business models.

•	Session Experience Manager (SEM): In March 2012, we announced the launch of our Session Experience Manager, a new software solution built to monitor, analyze, report and control the quality of incoming and outgoing enterprise voice calling over Internet Protocol networks in real-time. SEM is designed as an intuitive, easy to use solution, which includes an array of advanced tools producing a continuous comprehensive view of voice quality of experience at the enterprise network and its connecting trunks. Among these tools are network views to map devices and their associated voice quality, graphic illustrations of VoIP call metrics, convenient drill down details of a given call, traffic trend analysis to identify current and future bottlenecks, active and historic alarm display, and flexible pre-defined reports. In addition to VoIP, SEM includes a tool for analyzing fax transmission quality. SEM complements our Element Management System (EMS) for comprehensive configuration, monitoring and performance solution for IT managers and service providers deploying a network of AudioCodes network products.

Principal Capital Expenditures

We have made and expect to continue to make capital expenditures in connection with expansion of our production capacity. The table below sets forth our principal capital expenditures incurred for the periods indicated (amounts in thousands):

32

	2009	2010	2011

Computers and peripheral equipment	$1,195	$572	$1,420

Office furniture and equipment	76	693	148

Leasehold improvements	-	304	11

Total	$1,271	$1,569	$1,579

B.	BUSINESS OVERVIEW

Introduction

We design, develop and sell products and services for voice and data over packet networks. In broad terms, voice over packet, or VoP, networks consist of key network elements such as software switches, application servers, Internet protocol, IP phones and media gateways. Our products primarily provide the media gateway element in the network, as well as voice over Internet protocol, or VoIP, end-points such as IP Phones and VoIP mobile clients. Multi-service business gateways integrate media gateway functionality with data routing and network access. The media gateways connect legacy and IP networks. They essentially receive the legacy format of communication and convert it to an IP communication and vice versa. Typically, media gateways utilize compression algorithms to compress the amount of information and reduce the amount of bandwidth required to convey the information (for example, a voice communication). With the industry migration to an end-to-end IP network, gateways now also connect between different VoIP networks, providing session border controller, or SBC, functionality.

Voice over IP gateway equipment can be generally segmented into three classes: carrier class gateways for use in central office facilities, enterprise gateways for use by corporations and in small offices, and residential gateways for use in homes. In addition to the gateway element, which connects legacy voice equipment to an IP network, there is growth in native VoIP end user equipment, primarily including IP phones, soft phones and VoIP mobile clients, running on desktop PCs or portable devices such as cellular phones, smart phones, tablets, laptops, and other devices that have wireless IP connectivity running over WiFi or cellular networks.

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

In addition to wireline IP telephony, mobile networks have started to use VoIP as well. Mobile VoIP clients, running on smart-phones enable cost effective mobile roaming and allow Internet telephony service providers, or ITSPs, to enter the mobile space. These include mobile VoIP clients for leading smartphones operating systems, such as iOS, Android, Symbian and Windows phones.

We typically categorize our revenues from products and services into two main business lines: network and technology. Sales of network products accounted for approximately 70% of our revenues in 2010 and approximately 77% of our revenues in 2011 and sales of technology products accounted for approximately 30% of our revenues in 2010 and approximately 23% of our revenues in 2011. Network products consist of customer premises equipment, or CPE, gateways for the enterprise and service provider (or carrier) markets and of carrier-grade-oriented low- and mid-density media gateways for service providers. Complementing our media gateways as network products are our multi-service business gateways (MSBG), E-SBCs. IP phones, media servers, mobile VoIP solutions and value added application products.

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

•	Our media gateways enable voice, data and fax to be transmitted over Internet and other protocols, and interface with third party equipment to facilitate enhanced voice and data services.

•	Our E-SBCs provide security, interoperability, survivability and quality assurance that are required for reliable IP to IP connectivity between enterprise branch offices and main office, between enterprise and SIP trunking or cloud-based applications service providers. E-SBCs also connect between IP-PBXs and unified communication systems from different vendors, and enable remote workers connectivity into the enterprise VoIP network.

•	Our multi-service business gateways integrate multiple data, telephony and security services into a single device. Building on our media gateway CPE line, we have added the support of additional functions such as a LAN switch, a data router, a firewall and a session border controller, providing service providers with an integrated demarcation point and the enterprise with an all-in-one solution for its communications needs.

•	Our IP phones include a family of high definition IP phones, suitable for integration with third party IP-PBX platforms for the enterprise IP telephony market, as well as into IP-Centrex service provider solutions.

•	Our mobile VoIP clients include a family of soft clients for leading smartphones operating systems and a client management system, providing mobile roaming solutions for mobile and voice over IP and voice over broadband service providers.

•	We offer a variety of products that are tailored for Microsoft unified communication environments. These products are based on our Mediant gateway platforms, as well as SPS (SIP phone support), and include survivable branch appliances (SBAs), enhanced gateways, E-SBCs, call recording solutions (SmartTAP) and E911 solutions for Microsoft Lync.

•	Our media servers enable conferencing, multi-language announcement functionality, and other applications for voice over packet networks.

Technology Products

Our technology products are enabling products that are part of our own or our customers’ products.

•	Our signal processor chips process and compress voice, data and fax and enable connectivity between traditional telephone networks and packet networks.

•	Our communication boards and modules for communication system products are integrated into third-party communications systems and deployed on both access networks and enterprise networks.

Industry Background

Market Trends

The networking and telecommunications industries have experienced rapid change over the last few years. The primary factors driving this change include the following:

•	New technologies. The increase of speed and the proliferation of broadband access technologies alongside related technologies, such as new high definition voice compression algorithms, quality of service mechanisms and security and encryption algorithms and protocols, have enabled delivery of voice over packet to residential and enterprise customers with more reliability, higher quality and greater security. Examples of these broadband access technologies include: third generation cellular, WiMax, WiFi, data over cable, digital subscriber line technologies and fiber networks (FTTx). Packet technologies enable delivery of real time and non-real time services by different service providers that do not necessarily own the access network or the part of the network through which the subscriber accesses the network. This allows for the growth of alternative or virtual service providers that do not own an access network.

•	Competition by alternative service providers with incumbent and traditional service providers. Competition by alternative service providers is causing incumbents to deploy advanced broadband access technologies and increase their competitiveness by offering bundled services to their subscribers, such as voice, video and data, and online gaming. In addition, the emergence of wide band vocoders that use a higher sampling rate than used in legacy time domain multiplexing, or TDM, networks allows service providers to offer higher quality voice and music over their newly established IP network.

•	New services enabled by broadband access. Changes in the regulatory environment affecting service providers and the availability of new technologies or standards allow service providers to compete with one another in the provision of additional services over and above the traditional telephony service of voice, fax and dial-up modem internet connectivity. New services that could be offered include internet connectivity over broadband access or access to rich multimedia content such as music, video and games.

•	Increasing need for peering between VoIP networks. Service providers and enterprises are increasingly building out VoIP networks. As a result, there is an increasing need to connect between two VoIP networks. In order to interconnect between two VoIP networks, service providers and enterprises need session border controllers to provide connectivity and security.

•	Increased use of open source codes for enterprise telephony. Similar to the trend experienced with respect to Linux in the IT world, open source has started to gain momentum in the VoIP space as well. Open source based IP telephony solutions, led by Asterisk, a well known IP-PBX implementation, is starting to penetrate the enterprise space as a low cost alternative to the proprietary IP-PBX solutions from the large vendors. The adoption of open source IP telephony solutions is gaining momentum mainly in the SMB/SME space, as well as with service providers and developers that add their own code on top of the open source basic code to enable special services and features.

•	Unified communications in the enterprise. With the move to VoIP and the network integration between voice and data based on Ethernet and IP, enterprises can easily move into a unified communications network. Unified communications networks integrate all means of communications into a single experience, providing on line (voice, data, instant messaging) and off line (voice mail, email and fax) integration into the same device. The devices can be PCs, desktop phones or mobile smartphones and tablets.

•	Mobility. Mobile smartphones have become popular among business professionals as well as the general public. Smartphones, running advanced operating systems such as Symbian, Windows phone, Android and iOS, include high CPU power, large storage space, integrated WiFi and cellular data, as well as the ability to run high performance multimedia applications. Mobile VoIP is one of these applications, allowing cost-effective roaming for a service provider’s customers and enterprise mobility services.

•	Cloud Computing. The emergence of cloud computing services also affects the communications world. Leading unified communication vendors offer their hosted services on the cloud as an alternative to enterprise owned systems. This includes solutions such as Microsoft Office 365, IP Centrex services by telecom providers and quality of experience monitoring solutions such as Broadsoft PacketSmart.

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

We believe that the following strengths have enabled us to develop our products and provide services to our customers:

•	Leadership in voice compression technology. We are a leader in voice compression technology. Voice compression exploits redundancies within a voice signal to reduce the bit rate of data required to digitally represent the voice signal while still maintaining acceptable voice quality. Our key development personnel have significant experience in developing voice compression technology. We were involved in the development of the ITU G.723.1 voice coding standard that was adopted by the VoIP Forum and the International Telecommunications Union as the recommended standard for use in voice over IP gateways. We implement industry voice compression standards and work directly with our customers to design state-of-the-art proprietary voice compression algorithms that satisfy specific network requirements. We believe that our significant knowledge of the basic technology permits us to optimize its key elements and positions us to address further technological advances in the industry. We also believe that our technological expertise has resulted in us being sought out by leading equipment manufacturers to work with them in designing their systems and provision of solutions to their customers.

•	Digital signal processing design expertise. Our extensive experience and expertise in designing advanced digital signal processing algorithms enables us to implement them efficiently in real time systems. Digital signal algorithms are computerized methods used to extract information out of signals. In designing our signal processors, we use minimal digital signal processing memory and processing power resources. This allows us to develop higher density solutions than our competitors. Our expertise is comprehensive and extends to all of the functions required to perform voice compression, fax and modem transmission over packet networks and telephone signaling processing.

•	Compressed voice communications systems design expertise. We have the expertise to design and develop the various building blocks and the products required for complete voice over packet systems. In building these systems, we develop hardware architectures, voice packetization software and signaling software, and integrate them with our signal processors to develop a complete, high performance compressed voice communications system. We assist our customers in integrating our signal processors into their hardware and software systems to ensure high voice quality, high completion rate of fax and data transmissions and telephone signaling processing accuracy. Further, we are able to customize our off-the-shelf products to meet our customers’ specific needs, thereby providing them with a complete, integrated solution.

•	Real time embedded software design and implementation expertise. We have the expertise to design and develop voice and data network elements using embedded real time software to achieve more competitive pricing. The development and integration of VoIP signaling protocols, routing protocols, management and provisioning into a more cost-effective solution uses our expertise and investment in research and development resources. We believe that the benefits we can deliver are better price performance, smaller footprint, reduced power consumption and more attractive products.

•	Media gateway protocols design expertise. Our extensive experience in developing media gateway standard protocols, keeping ourselves up to date with new request for comments, or RFCs, and adjusting our features according to customers’ requirements and interoperability testing allows us to provide our customers with a single gateway that can interface with most of the leading solution providers in the VoIP market.

•	Close technology relationships with market leaders. Our continuing effort of testing and certifying our systems against other vendors’ complimentary solutions, positions us as a provider of VoIP products that can interoperate with most of the world’s leading VoIP products. It also helps to create for us an extensive feature list that can be used by different customers for their own networks and solutions.

•	Deep understanding of VoIP security. Based on long-standing market experience with deploying AudioCodes products at enterprise networks, we have developed a detailed understanding of the VoIP security requirements of enterprises including admission control, denial of service, throttling and traversal aspects. This understanding and knowledge helps us reach integration with our communications protocols implementation creating an effective VoIP security solution.

We believe that our products possess the following advantages:

•	Voice over Packet signal processors. Our multi-channel signal processors enable our customers and us to create products that meet the reliability, capacity, size, power consumption and cost requirements needed for building high capacity VoIP products.

•	Multiple and comprehensive product lines. We address both the standards-based open telecommunications architecture market and the proprietary system market. We can do this because we enable our customers to use multiple applications in different market segments. For example, our VoIP communications boards target the open telecommunications architecture market, while our signal processors, modules and voice packetization software target the proprietary system market. Our analog and digital media gateways and multi-service business gateways target residential, hosted, access, trunking and enterprise applications and our digital media gateways target wireless, wire line, cable and fixed-mobile convergence networks. Our IP phones and VoIP mobile clients target the enterprise and service provider hosted solutions markets.

•	Extensive feature set. Our products incorporate an extensive set of signal processing functions and features (such as coders, fax processing and echo cancellation), functionalities (such as session initiation protocol, or SIP, H.248 or Megaco, H.323, and media gateway control protocol, or MGCP) and implement a complete system. We offer the ability to manage multiple channels of communications working independently of each other, with each channel capable of performing all of the functions required for voice compression, fax and modem transmission, telephone signaling processing and other functions. These functions include voice, fax or data detection, echo cancellation, telephone tone signal detection, generation and other telephony signaling processing. Our gateway products, media server and multi-service business gateways also offer wireless/mobile features to enable fixed mobile convergence.

•	Cost-effective solutions. We are able to address different market segments and applications with the same hardware platforms thus providing our customers with efficient and cost-effective solutions.

•	Open architecture. Our networking products utilize industry standard control protocols that enable them to interoperate with other vendors and easily integrate into enterprise IP telephony systems as well as carrier networks. Our voice over packet communications boards target the open architecture gateway market segment, which enables our customers to use hardware and software products widely available for standards-based open telecommunications platforms. We believe that this provides our customers the benefits of scalability, upgradeability and enhanced functionality without the need to replace their systems for evolving applications.

•	Various entry level products. Our wide product range (chips to media gateways, multi-service business gateway, IP phones and media servers) provides our customers with a range of entry level products. We believe that these building blocks enable our customers to significantly shorten their time to market by adding their value added solution.

•	VoIPerfect™ architecture. Our VoIPerfect architecture serves as the underlying technology platform common to all of our products since 1998. VoIPerfectTM is regularly updated and upgraded with features and functionalities required to comply with evolving standards and protocols. VoIPerfectTM architecture comprises VoIP digital signal processing, or DSP, software and media streaming embedded software, integrated public telephone switched network, or PTSN, signaling protocols and VoIP standard control protocols, provisioning and management engines. Additional features enable carrier-grade quality and high availability. VoIPerfectTM architecture components are available in AudioCodes’ products at various levels of integration, from the chip level, through blades, to high-availability and non-high-availability analog and digital gateway platforms.

Business Strategy

AudioCodes' vision is to become a leading strategic supplier of VoIP and converged VoIP and data solutions for service providers and enterprises worldwide. The following are key elements of our strategy:

•	Maintain and extend technological leadership. We intend to capitalize on our expertise in voice compression technology and voice signaling protocols and proficiency in designing voice communications systems. We continually upgrade our product lines with additional functionalities, interfaces and densities. We have invested heavily and are committed to continued investment in developing technologies that are key to providing high performance voice, data and fax transmission over packet networks and to be at the forefront of technological evolution in our industry.

•	Strengthen and expand strategic relationships with key partners and customers. We sell our products to leading enterprise channels, regional system integrators, global equipment manufacturers and value-added resellers, or VARs, in the telecommunications and networking industries and establish and maintain long-term working relationships with them. We work closely with our customers to engineer products and subsystems that meet each customer’s particular needs. The long development cycles usually required to build equipment incorporating our products frequently results in close working relationships with our customers. By focusing on leading equipment manufacturers with large volume potential, we believe that we reach a substantial segment of our potential customer base while minimizing the cost and complexity of our marketing efforts.

•	Expand and enhance the development of highly-integrated products. We plan to continue designing, developing and introducing new product lines and product features that address the increasingly sophisticated needs of our customers. We believe that our knowledge of core technologies and system design expertise enable us to offer better solutions that are more complete and contain more features than competitive alternatives. We believe that the best opportunities for our growth and profitability will come from offering a broad range of highly-integrated network product lines and product features, the integration of data services into our VoIP products, and the expansion into the unified communications applications market.

•	Build upon existing technologies to penetrate new markets. The technology we developed originally for the OEM market has served us in building products that now sell into the service provider and enterprise markets. The same products and technology can also be used to create vertical-specific products and solutions. Two vertical markets that we focus on are the military and government markets which have been adopting service-provider scale VoIP solutions.

•	Work close to market and customers. Our partners and customers are distributed around the world, and part of our ability to serve them is by being close by. For this reason, we are investing in building local operations in key countries and regions, including sales, marketing and support resources to closely serve our partners and customers.

•	Develop a network of strategic partners. We sell our products through or in cooperation with customers that can offer or certify our products as part of a full-service solution to their customers. We expect to further develop our strategic partner relationships with solution providers, system integrators and other service providers in order to increase our customer base. Our strategic partners include companies such as Microsoft, BroadSoft, Avaya, Genesys, Interactive Intelligence and Alcatel-Lucent.

•	Acquire complementary businesses and technologies. We may pursue the acquisition of complementary businesses and technologies or the establishment of joint ventures to broaden our product offerings, enhance the features and functionality of our systems, increase our penetration in targeted markets and expand our marketing and distribution capabilities.

Products

Our products facilitate the transmission of voice, data and fax over packet networks. We have incorporated our algorithms, technologies and systems design expertise in both our networking and technology product lines.

Networking products

This line of products includes products that are network level products. Our networking products include:

•	analog media gateways for toll bypass, residential gateways, hosted, access and enterprise applications;

•	digital media gateways with various capacities for wireless, wireline, cable, enterprise, fixed mobile convergence, and unified communications;

•	enterprise session border controllers (E-SBCs) for service providers and enterprises connecting to SIP trunk and hosted services and between unified communications and IP PBX systems.

•	multi-service business gateways for integrated voice, data and security access for service providers connecting enterprise customers to their network and for the enterprise branch office;

•	IP phones for enterprise and managed services service providers;

•	mobile VoIP access solutions;

•	Microsoft Lync specific products: survivable branch appliances (SBAs), enhanced gateways, regulatory compliance recording (SmartTAP), SIP phone support integration (SPS);

•	media servers for enhanced voice over IP services and functionalities such as conferencing, voice mail and lawful interception (IPmedia™ Media Servers); and

•	value-added applications for unified communications.

In addition, we continue to offer customers our professional services, which usually involve customization and development projects for customers.

Technology products

This line of products serves as a building block for network level products. Our technology products include:

•	voice over packet processors;
•	VoIP communication boards;
•	media processing boards for enhanced services and functionalities; and

•	voice and data logging hardware integration board products.

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

Our Product Families – Networking Products

Analog Media Gateways for Toll Bypass, Service Provider Access and Enterprise Applications

Our MediaPackTM family comprise our analog and basic rate interface, or BRI, media gateways for toll bypass, service provider access and enterprise applications. These products are designed to empower the next-generation network by providing cost-effective, cutting-edge technology solutions that deliver voice and fax services to the corporate market, small businesses and home offices. Our analog media gateways for access and enterprise applications provide media streaming functionality while being either controlled by a centralized call agent or used in box VoIP control protocols (SIP, H.323, and MGCP). Convergence of data, voice and fax is achieved by a combination of the media gateway with any IP access technology, eliminating the cost of multiple access circuits. This product family utilizes our experience and digital signal processing, or DSP, technology for echo cancellation, voice compression, silence suppression and comfort noise generation.Part of this line is composed of our analog residential gateways whose primary target market is the large volume residential service providers, or SP, market.

The MediaPackTM family represents a feature rich product for streaming voice quality with a powerful analog interface supporting all major control protocols, such as H323, SIP and MGCP, and is also capable of supporting unified communication and FMC applications.

The MediaPack family also includes the MP-2xx family of residential gateways,including the MP-252 multimedia home gateway. The MediaPack™ 252 (MP-252) is a feature-rich, multimedia home gateway for broadband networks with multi-play support. With ADSL2+ modem, multiple antenna wireless LAN connectivity, DECT handsets supporting HD VoIP, bluetooth interface for connecting cellular phones and optional battery backup, it is targeting the tiers of service providers that offer multi-play home services over broadband networks.The market for this product is focused on direct engagement with service providers, as this product typically requires specific integration with the network.

The Mediant™ Family of Products- Digital and Mixed (Digital and Analog) Media Gateways, Enterprise Session Border Controllers (E-SBC’s) and Multi-Service Business Gateways for Service Provider Access and Enterprise Applications (MediantTM 600,800, 1000,2000,3000 Media Gateways and E-SBC’s and Mediant 800 and 1000TM MSBG’s),as well as higher capacity Media and Transcoding Gateways for Wireless, Wireline and Cable Service Provider networks (Mediant™ 5000, 8000).

The MediantTM product family offers scalability and functionality, providing a full suite of standards compliant control protocols and public switched telephone network, or PSTN, signaling interfaces for a variety of applications in most IP-PBX and softswitch controlled environments, as well as for a variety of large enterprise, wireline, cable and wireless media gateway applications in most softswitch controlled environments. This product family is compatible with popular wireline, cable and wireless voice coders and protocols, including code-division multiple access, or CDMA, global system for mobile communications, or GSM, CDMA2000 and universal mobile telecommunications service, or UMTS. It builds on our VoIPerfect® architecture, which is installed in millions of lines worldwide. It is also interoperable with most of the world’s leading vendors.

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

The Mediant™ family of products consists of a number of models that offer different capacity, that is the number of concurrent calls or sessions that the gateway or ESBC can handle. The capacity of our Mediant products range from approximately 30 concurrent calls/sessions to 8,000 concurrent calls/sessions for the wireless and wireline markets.

Our Mediant™ 1000 and Mediant™ 800 have three different models. The first two models are a modular VoIP media gateway and enterprise session border controllers. The other model includes multi-service business gateways, or MSBGs, which are networking devices that combine multiple multiservice functions such as a media gateway, session border controller, data router, firewall, LAN switch, WAN access, and stand alone survivability, or SAS. The MSBG concept is designed to address the needs of service providers that offer IP-Centrex and SIP trunking services and of distributed enterprises. The range of interfaces supported on the Mediant ™ 800 and Mediant™ 1000 MSBG include a variety of voice and data (WAN) interfaces.

The Mediant MSBGs are based on AudioCodes’ VoIPerfect best-of-breed media gateway technology, combined with enterprise class session border controller, data and voice security elements, data routing, LAN switching and WAN access.

We have extended our product range specifically designed for the Microsoft unified communications environment to support Microsoft Lync, the latest Microsoft unified communications platform. These products include survivable branch appliances, based on our Mediant family of media gateways, as well as SPS (SIP phone support), a software platform that enables the connectivity of third party SIP phones into the Microsoft environment, and SmartTAP, a passive compliance recording solution. The marketing and sales of these products utilizes our growing network of Microsoft VSPs (voice specialized partners) with whom we work closely.

Our ESBC technology integrates into all Mediant platforms. It offers secure VoIP and multimedia traversal of firewall, or FW, and network address translation, or NAT, systems, as well as denial of service, or DoS, attack prevention at both the signaling and media layers. These products target the VoIP security and connectivity needs of enterprises of different sizes, migrating from traditional PSTN connectivity to SIP trunking or hosted services. NAT and FW traversal are necessary to allow VoIP and multimedia sessions to pass from the service provider (“SP”) network to the residential or enterprise networks. DoS attack prevention protects the SP network from attacks that load an application server until it crashes.

The Mediant™ ESBC also provides comprehensive quality of service, or QoS, mechanisms and protocol mediation, which is the translation between two variants of the same VoIP protocol to enable two VoIP systems to communicate with each other. Examples of protocol mediation include connecting an IP PBX with SIP trunk services or connecting between two unified communication systems of different vendors. In addition, ESBCs support remote workers connectivity, enabling unified communications over IP between the enterprise and its workers located outside the premises. As the ESBC line is an evolution of our existing gateways and MSBG lines, the market for these products is expected to include the same evolving channel strategy, including value-added resellers and service provider channels.

The Mediant 800 and 1000 products can also include an OSN (open solutions network) server module featuring a general purpose CPU and hard disk, allowing hosting of any third-party off-the-shelf application. This solution enables system integrators and software vendors to use these platforms for integrated unified communications solutions.

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

IPmediaTM Servers for Enhanced Services and Functionalities

IPmediaTM platforms are designed to answer the growing market demand for enhanced voice services over packet networks, particularly network-based applications like unified communications, call recording, and conferencing by carriers and application service providers. IPmediaTM enables our customers to develop and market applications such asunified communications, interactive voice response, call-centers, conferencing and voice-activated personal assistants.

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

VoIP Mobile Access Solution (VMAS)

The VMAS™ is a mobile VoIP solution from AudioCodes comprised of a client management system (CMS) and a variety of mobile soft clients for leading iOS and Android based mobile operating systems and smartphones. The market for this product is focused on direct engagement with service providers, as this product typically requires specific integration with the service provider’s network.

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

TrunkPackTMVoIP Communication Boards

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

Customers

Our customers consist of service providers and enterprises, primarily via channels (such as distributors), OEMs, network equipment providers and systems integrators. Historically, we have derived the majority of our revenues from sales to a small number of customers. The identities of our principal customers have changed and we expect that they will continue to change, from year to year. Historically, a substantial portion of our revenue has been derived from large purchases by a small number of original equipment manufacturers, or OEMs, and network equipment providers, or NEPs, systems integrators and distributors. Our top three customers accounted for approximately 25.7% of our revenues in 2009, 22.2% of our revenue in 2010 and 25.5% of our revenues in 2011. Based on our experience, we expect that our customer base may change from period to period.

ScanSource Communications, our largest customer in 2010 and 2011, accounted for 14.4% of our revenues in 2011, 9.8% of our revenues in 2010 and 6.9% of our revenues in 2009. Nortel Networks was our largest customer in 2008 and 2009, accounting for 15.6% of our revenues in 2009 and 14.4% of our revenues in 2008. Nortel accounted for 3.9% of our revenues in 2010 and, in 2011, revenues from sales to Nortel were negligible. Nortel has sold a number of its business units, some of which were customers of ours. We cannot be sure if companies that purchased business units sold by Nortel will continue to purchase products from us.

Sales and Marketing

Our sales and marketing strategy is to secure the leading channels and system integrators in each region, partner with leading application companies and achieve design wins with network equipment providers in our targeted markets. We select our partners based on their ability to provide effective field sales, marketing communications and technical support to our customers. In addition, we engage in direct sales and marketing with significant operators and enterprises. Prospective customers and channels generally must make a significant commitment of resources to test and evaluate our products and to integrate them into larger systems, networks and applications. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new communications equipment. For these reasons, the sales cycles of our products to new customers are often lengthy, averaging approximately six to twelve months after achieving a design win. This time may be further extended because of internal testing, field trials and requests for the addition or customization of features.

We also provide our customers with reference platform designs, which enable them to achieve easier and faster transitions from the initial prototype designs we use in the test trials through final production releases. We believe this significantly enhances our customers’ confidence that our products will meet their market requirements and product introduction schedules.

We market our products in the United States, Europe, Asia, Latin America and Israel primarily through a direct sales force. We have invested significant resources in setting up local sales forces giving us a presence in relevant markets. We have given particular emphasis to emerging markets such as Latin America, Asia and Eastern Europe in addition to continuing to sell our products in developed countries.

We have generally entered into a combination of exclusive and non-exclusive sales representation agreements with these customers in each of the major countries in which we do business. These agreements are typically for renewable 12-month terms, are terminable at will by us upon 90 days notice, and do not commit the customer to any minimum sales of our products to third parties. Some of our customers have the ability to return some of the products they have previously purchased and purchase more up to date models.

Manufacturing

Some of our components are obtained from single suppliers. For example, Texas Instruments Incorporated supplies all of our DSP components, while Motorola and Cavium Networks provide embedded CPU and network processors. Other components are generic in nature and we believe they can be obtained from multiple suppliers.

We have not entered into any long-term supply agreements. However, we have worked for years in several countries with established global manufacturing leaders such as Flextronics and have a good experience with their level of commitment and ability to deliver. To date, we have been able to obtain sufficient amounts of these components to meet our needs and do not foresee any supply difficulty in obtaining timely delivery of any parts or components. However, an interruption in supply from any of these sources, especially with regard to DSP components from Texas Instruments Incorporated and CPU and network processors from both Cavium Networks and Motorola, or an unexpected termination of the manufacture of certain electronic components, could disrupt production, thereby adversely affecting our results. We generally maintain an inventory of critical components used in the manufacture and assembly of our products although our inventory of signal processor chips would likely not be sufficient in the event that we had to engage an alternate supplier for these components.

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

We are obligated under certain agreements with our suppliers to purchase goods and under an agreement with one of our manufacturing subcontractors to purchase excess inventory. Aggregate non-cancellable obligations under these agreements as of December 31, 2011 were approximately $1.2 million.

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

Our principal competitors in the residential gateway market are Pirelli Broadband (ADB), Technicolor (previously Thomson), Sagemcom, ZyXEL, Netgear, Bewan (Pace), Huawei, FiberHome and ZTE.

In the area of low density digital gateways and multi-service business gateways we face competition from companies such as Cisco, Adtran, One Access, Patton and more specifically in the enterprise class Session Border Controller technology with ACME Packet (Covergence), SIPera (acquired by Avaya), Ingate and Edwater. In addition we face competition in low, mid density gateways from companies such as , Alcatel-Lucent, Nokia-Siemens, Huawei, Ericsson, UTstarcom, ZTE and from Cisco, Dialogic, Genband, Sonus Networks and Metaswitch. Some of these competitors are also customers of our products and technologies.

Our competitors in the Microsoft Lync certified gateway and session border controller markets include NET, Dialogic, Cisco, Ferrari and ACME Packet.

Our principal competitors in the media server market segment are Dialogic/Cantata Technology/Dialogic/NMS Communications, Convedia/Radisys, Movius (IP Unity/Glenayre), Cognitronics and Aculab. In addition, we face competition in software-based and hardware-based media servers from internal development at companies such as Hewlett-Packard, Comverse-NetCentrex, General Bandwidth, Alcatel - Lucent, Nokia-Siemens and Ericsson.

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

In May 2007, we entered into an agreement with respect to property adjacent to our headquarters in Israel, pursuant to which a building of approximately 145,000 square feet was erected and was expected to be leased to us for a period of eleven years.  This new building was substantially completed on a structural level in May 2010.  The landlord claimed that we should have taken delivery of the building at that time and started paying rent.  We disagreed with the landlord’s interpretation of the relevant agreement. As a result, the landlord terminated the agreement and leased the property to a third party.  This dispute has been referred to arbitration where we claim that due to the landlord’s failure we lost significant potential revenues due. The landlord counterclaimed alleging that it sustained losses equal to approximately one year’s rent and management fees in the amount of approximately NIS 14 million (approximately $3.7 million based on the December 31, 2011 exchange rate). The claim is at the discovery stage and it is not possible at this stage to predict the outcome of these proceedings. We believe that we have valid defenses to the counterclaim.

On January 14, 2009 (the “Petition Date”), Nortel Networks, Inc. and certain of its affiliates filed petitions for relief under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”). On May 27, 2011, Nortel commenced an action against AudioCodes Inc. and AudioCodes Ltd. (collectively, “AudioCodes”) in the United States Bankruptcy Court for the District of Delaware. Nortel asserts that AudioCodes received approximately $3,153,000 in payments from Nortel in the 90-day period prior to Nortel’s bankruptcy filing. Nortel asserts that these payments constitute avoidable preferential transfers pursuant to 11 U.S.C. 547(b) of the Bankruptcy Code and Nortel is entitled to recover these payments from AudioCodes pursuant to 11 U.S.C. 550. We are currently engaged in settlement discussions with Nortel Networks with respect to these claims and have reached a settlement in principle whereby all claims by the parties would be settled and AudioCodes would be required to pay $20,000 to Nortel. The parties are in the process of documenting the settlement. Upon execution of the settlement agreement, Nortel will submit the settlement for court approval. Until the settlement agreement is executed and the court approves the settlement, there can be no certainty that a settlement will occur. If a settlement does not occur, management believes that we have valid defenses to these claims.

In July 2011, we received notification from a successor in interest of one of our former customers (“Customer”) that it had been served with a complaint in a patent infringement action that was commenced on April 6, 2011 in the United States District Court for the Central District of California. The complaint alleged that certain of the Customer’s products infringe patent rights of the plaintiff. In a letter to us, the Customer claimed that the feature in its products that allegedly infringes the patent rights was supplied by us and that, based on the purchase agreement with us, we should indemnify the Customer with respect to this proceeding. On February 3, 2012, the patent infringement action was dismissed, with prejudice. We have not received any further communication from the Customer with respect to this matter.

On September 15, 2011, a patent infringement action was commenced by CyberFone Systems, LLC, formerly known as LVL Patent Group LLC, in the United States District Court for the District of Delaware against our subsidiary, AudioCodes Inc. and numerous other defendants, alleging that AudioCodes Inc. and the other defendants infringed the plaintiff’s intellectual property rights in four patents. The claims made in this action are being reviewed and an answer to the claims has not yet been filed. The proceeding is at an early stage and it is not possible at this time to predict the outcome of these proceedings. We believe that we have valid defenses to the claims.

On November 1, 2011, a patent infringement action was commenced by Klausner Technologies, Inc. in the United States District Court for the Eastern District of Texas against AudioCodes Inc. alleging that AudioCodes Inc. infringed the plaintiff’s intellectual property rights in one patent. AudioCodes Inc. filed an answer to the complaint asserting its position of non-infringement and other defenses. We believe that we have valid defenses to the claim.

C.	ORGANIZATIONAL STRUCTURE

List of Significant Subsidiaries

AudioCodes Inc., our wholly-owned subsidiary, is a Delaware corporation.

D.	PROPERTY, PLANTS AND EQUIPMENT

We lease our main facilities, located in Airport City, Lod, Israel, which occupy approximately 200,000 square feet for annual lease payments (including management fees) of approximately $4.6 million (including management fees In addition, we entered into an agreement with Airport City, Ltd. regarding the neighboring property pursuant to which a building of approximately 145,000 square feet was erected and was to be leased to us for period of eleven years. We are currently engaged in a dispute with the landlord. See “Item 4B-Information on the Company-Business Overview-Legal Proceedings.”

Our U.S. subsidiary, AudioCodes Inc., leases a 32,000 square foot facility in Somerset, New Jersey. AudioCodes Inc. also leases facilities offices in Plano, Texas, San Jose, California, Raleigh, North Carolina, Boston, Massachusetts. The annual lease payments (including management fees) for all our offices in the United States is approximately $650,000.

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

Management believes the significant accounting policies that affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and are the most critical to aid in fully understanding and evaluating AudioCodes’ reported financial results include the following:

•	Revenue recognition and allowance for sales returns;

•	Allowance for doubtful accounts;

•	Inventories;

•	Intangible assets;

•	Goodwill;

•	Income taxes and valuation allowance;

•	Stock-based compensation; and

•	Contingent liabilities.

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

We maintain a provision for product returns and exchanges and other incentives. This provision is based on historical sales returns, analysis of credit memo data and other known factors. This provision amounted to $656,000 in 2009, $1.4 million in 2010 and $823,000 in 2011.

Revenues from the sale of products which were not yet determined to be final sales due to market acceptance or technological compatibility were deferred and included in deferred revenues. In cases where collectability is not probable, revenues are deferred and recognized upon collection. Revenues from services are recognized ratably over the time of the service agreement, usually one year.

In 2011, we adopted, on a prospective basis, the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2009-13, Topic 605 - Multiple-Deliverable Revenue Arrangements (“ASU 2009-13”). ASU 2009-13 changes the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of consideration to each deliverable to be based on the relative selling price.

The selling price for a deliverable is based on its vendor-specific objective evidence (“VSOE”) if available, third-party evidence (“TPE”) if VSOE is not available, or estimated selling price (“ESP”) if neither VSOE nor TPE is available, We then recognize revenue on each deliverable in accordance with our policies for product and service revenue recognition. VSOE of selling price is based on the price charged when the element is sold separately. In determining VSOE, we require that a substantial majority of the selling prices fall within a narrow range based on stand alone rates. TPE of selling price is established by evaluating largely interchangeable competitor products or services in stand-alone sales to similarly situated customers. However, as our products contain a significant element of proprietary technology and our solutions offer substantially different features and functionality, the comparable pricing of products with similar functionality typically cannot be obtained. Additionally, as we are unable to reliably determine the selling prices of competitors products on a stand-alone basis, we are not typically able to determine TPE. The ESP is established considering multiple factors including, but not limited to, pricing practices in different geographical areas and through different sales channels, gross margin objectives, internal costs, the pricing strategies of our competitors, and industry technology lifecycles. The selling price of the products was based on ESP. Maintenance selling price was based on VSOE.

We limit the amount of revenue recognition for delivered elements to the amount that is not contingent on the future delivery of products or services or subject to customer-specific return or refund privileges. We evaluate each deliverable in an arrangement to determine whether it represents a separate unit of accounting.

Prior to 2011, we allocated revenue to each element using the residual method when the VSOE of fair value of the undelivered items for arrangements with multiple elements, such as sales of products that include services and software, exist. Under the residual method, the amount of revenue allocated to delivered elements equals the total arrangement consideration less the aggregate fair value of any undelivered elements. If VSOE of one or more undelivered items did not exist, revenue from the entire arrangement was deferred and recognized at the earlier of: (i) delivery of those elements or (ii) when fair value could be established unless maintenance was the only undelivered element, in which case, the entire arrangement fee was recognized ratably over the contractual support period.

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

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the “weighted average cost” method for raw materials and on the basis of direct manufacturing costs for finished products. We periodically evaluate the quantities on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow moving items, technological obsolescence, excess inventories, discontinued products and for market prices lower than cost. We wrote-off inventory in a total amount of $3.4 million in 2009, $1.1 million in 2010 and $644,000 in 2011.

Intangible assets

As a result of our acquisitions, our balance sheet included acquired intangible assets, in the aggregate amount of approximately $6.8 million as of December 31, 2009, $5.3 million as of December 31, 2010 and $4.0 million as of December 31, 2011.

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

Intangible assets are reviewed for impairment in accordance with Accounting Standards Codification (ASC) 360-10-35, “Property, Plant, and Equipment- Subsequent Measurement”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The loss is allocated to the intangible assets on a pro rata basis using the relative carrying amounts of those assets, except that the loss allocated to an individual intangible asset shall not reduce the carrying amount of that asset below its fair value whenever that fair value is determinable.

Our intangible assets are comprised of acquired technology, customer relations, trade names, existing contracts for maintenance and backlog. All intangible assets are amortized using the straight-line method over their estimated useful life.

During 2009, 2010 and 2011, no impairment charges were identified.

Goodwill

As a result of our acquisitions, our balance sheet included acquired goodwill in the aggregate amount of approximately $32.1 million as of December 31, 2009, 2010 and 2011. Goodwill represents the excess of the purchase price and related costs over the value assigned to net tangible and identifiable intangible assets of businesses acquired and accounted for under the purchase method. In accordance with ASC 350, “Intangible, Goodwill and Other” goodwill is not amortized and is tested for impairment at least annually. Our annual impairment test is performed at the end of the fourth quarter each year. If events or indicators of impairment occur between the annual impairment tests, we perform an impairment test of goodwill at that date.

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

During 2009, 2010 and 2011, no impairment losses were identified

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

Stock-based compensation

We account for stock-based compensation in accordance with ASC 718 ”Compensation-Stock Compensation”. We utilize the Black-Scholes option pricing model to estimate the fair value of stock-based compensation at the date of grant. The Black-Scholes model requires subjective assumptions regarding dividend yields, expected volatility, expected life of options and risk-free interest rates. These assumptions reflect management’s best estimates. Changes in these inputs and assumptions can materially affect the estimate of fair value and the amount of our stock-based compensation expenses. We recognized stock-based compensation expense of $2.0 million in 2009, $2.1 million in 2010 and $2.3 million 2011. As of December 31, 2011, there was approximately $2.8 million of total unrecognized stock-based compensation expense related to non-vested stock-based compensation arrangements granted by us. As of December 31, 2011, that expense is expected to be recognized over a weighted-average period of 1.55 years.

Contingent liabilities

We are, from time to time, involved in claims, lawsuits, government investigations, and other proceedings arising from the ordinary course of our business. We record a provision for a liability when we believe that it is both probable that a liability has been incurred, and the amount can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount. Such legal proceedings are inherently unpredictable and subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, it could have a material impact on our results of operations, financial position and cash flows. See “Item 4B-Information on the Company-Business Overview-Legal Proceedings” for a discussion of claims against us by Nortel, by a landlord and by owners of intellectual property involving potential contingent liabilities.

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

Nortel Networks was our largest customer in 2008 and 2009, accounting for 14.4% of our revenues in 2008 and 15.6% of our revenues in 2009. Nortel filed for bankruptcy protection in January 2009. Nortel has operated in bankruptcy since then while also selling a number of its business units and winding down its operations. As a result, Nortel accounted for only 3.9% of our revenues in 2010 and, in 2011, revenues from Nortel were negligible.

Our top five customers accounted for 29.8% of our revenues in 2009, 28.6% of our revenues in 2010 and 33.4% in 2011. Based on our experience, we expect that our largest customers may change from period to period. If we lose a large customer and fail to add new customers to replace lost revenue, our operating results may be materially adversely affected.

Revenues based on the location of our customers for the last three fiscal years are as follows:

	2009	2010	2011
Americas	55.6%	47.7%	55.0%
Far East	14.6	17.8	14.1%
Europe	21.5	21.7	23.3%
Israel	8.3	12.8	7.6%
Total	100.0%	100.0%	100.0%

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

Results of Operations

The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
Statement of Operations Data:	2009	2010	2011

Revenues	100.0%	100.0%	100.0%
Cost of revenues	44.6	44.1	41.2
Gross profit	55.4	55.9	58.8
Operating expenses:
Research and development, net	23.8	20.1	20.6
Selling and marketing	25.5	23.3	27.8
General and administrative	6.2	5.5	5.8

Total operating expenses	55.5	48.9	54.2

Operating income (loss)	(0.1)	6.9	4.6
Financial income (expenses), net	(2.2)	0.0	0.3
Income (loss) before taxes on income	(2.3)	6.9	4.9
Income tax benefit (expense), net	(0.2)	1.3	(0.1)
Equity in losses of affiliated companies, net	(0.1)	(0.1)	(0.2)

Net income (loss)	(2.6)%	8.1%	4.6%

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues. Revenues increased 3.9% to $155.8 million in 2011 from $150.0 million in 2010. The increase in revenues was primarily due to the increased demand for networking products and services.

Gross Profit. Cost of revenues includes the manufacturing cost of hardware, quality assurance, overhead related to manufacturing activity and technology licensing fees payable to third parties. Gross profit increased to $91.7 million in 2011 from $83.9 million in 2010. Gross profit as a percentage of revenues increased to 58.8% in 2011 from 55.9% in 2010. The increase in our gross profit percentage was primarily attributable to an increase in our revenues and a reduction in manufacturing costs.

Research and Development Expenses, net. Research and development expenses, net consist primarily of compensation and related costs of employees engaged in ongoing research and development activities, development-related raw materials and the cost of subcontractors less grants from the OCS. Research and development expenses were $32.2 million in 2011 and $30.2 million in 2010. As a percentage of revenues, these expenses were 20.6% in 2011 and 20.1% in 2010. Research and development expenses increased primarily because grants from the OCS, which reduce these expenses, decreased by $1.4 million in 2011 compared to 2010 and stock-based compensation expense included in these expenses increased to $526,000 in 2011 from $354,000 in 2010. We expect that research and development expenses will be about the same in 2012 as in 2011 on an absolute dollar basis.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of compensation for selling and marketing personnel, as well as exhibition, travel and related expenses. Selling and marketing expenses increased 23.4% in 2011 to $43.2 million from $35.0 million in 2010. As a percentage of revenues, these expenses increased to 27.8% in 2011 from 23.3% in 2010. These expenses increased on an absolute basis and as a percentage of revenue primarily due to an increase in selling and marketing personnel and associated expenses. We expect that selling and marketing expenses will be about the same in 2012 as in 2011 on an absolute dollar basis.

General and Administrative Expenses. General and administrative expenses consist primarily of compensation for finance, human resources, general management, rent, network and bad debt reserve, as well as insurance and professional services expenses. General and administrative expenses increased 9.4% to $9.0 million in 2011 from $8.3 million in 2010. As a percentage of revenues, general and administrative expenses increased to 5.8% in 2011 from 5.5% in 2010. The increase in general and administrative expenses, both on an absolute and a percentage basis, was due primarily to an increase in general and administrative personnel and associated expenses and due to an increase in allowance for doubtful accounts. We expect that general and administrative expenses will be about the same in 2012 as in 2011 on an absolute dollar basis.

Financial Expenses, Net. Financial expenses, net consist primarily of interest derived on cash and cash equivalents, marketable securities and bank deposits, net of interest accrued in connection with our bank loans and bank charges, as well as on our remaining senior convertible notes outstanding. Financial income, net, in 2011 was $423,000 compared to financial expenses, net of $94,000 in 2010. The increase in financial income, net in 2011 was primarily due to our investment in marketable securities.

Taxes on Income. We had net income tax expenses of $238,000 in 2011 compared to a net income tax benefit of $1.9 million in 2010. The change in net income tax expenses is due to a decrease in net income tax benefit in 2011 to $652,000 from $2.3 million in 2010 as a result of a decrease in the available net carry forward tax losses based on our expectation of generating taxable income in the foreseeable future.

Equity in Losses of Affiliated Company, Net. Equity in losses of affiliated company, net was $277,000 in 2011 compared to $213,000 in 2010. The increase in this amount is attributable to an increase in losses of our affiliated company and increase in our ownership of the affiliated company.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation in Israel adjusted for the devaluation:

	Israeli	NIS	Israeli inflation
	inflation	devaluation	adjusted for
Year ended	Rate	rate	devaluation
December 31,	%	%	%

2009	3.9	(0.7)	4.6
2010	2.3	(6.0)	8.3
2011	2.6	7.7	(5.1)
Three months ended March 31, 2012	0.0	(2.8)	2.8

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued ASU No. 2011-04, Topic 820 - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (“ASU 2011-04”), which amends current fair value measurement and disclosure guidance to converge with International Financial Reporting Standards ("IFRS") and provides increased transparency around valuation inputs and investment categorization. This guidance is effective for fiscal years and interim periods, beginning after December 15, 2011. Early application by public companies is not permitted. Our adoption of ASU 2011-04 is not expected to have a significant impact on our consolidated results of operations or financial condition.

In June 2011, the FASB issued ASU No. 2011-05, Topic 220 - Presentation of Comprehensive Income (“ASU 2011-05”), which requires an entity to present total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements and eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. This guidance is effective for fiscal years and interim periods, beginning after December 15, 2011.

In September 2011, the FASB issued ASU No. 2011-08, Topic 350 - Intangibles - Goodwill and Other ("ASU 2011-08"), which amends Topic 350 to allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based the qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This guidance is effective for annual and interim goodwill tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted.

In December 2011, the FASB issued Accounting Standards Update ("ASU") No. 2011-12, Topic 220 - Comprehensive Income ("ASU 2011-12"), which indefinitely deferred certain provisions of ASU 2011-05, including the requirement to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. This amendment is effective for both annual and interim financial statements for fiscal years beginning after December 15, 2011.

In December 2011, the FASB issued ASU No. 2011-11, Topic 2010 - Balance Sheet ("ASU 2011-11"), which contains new disclosure requirements regarding the nature of an entity's rights of set off and related arrangements associated with its financial instruments and derivative instruments. Under U.S. GAAP, certain derivative and repurchase agreement arrangements are granted exceptions from the general off-setting model. To facilitate comparison between financial statements prepared under U.S. GAAP and IFRS, the new disclosure requirement will provide financial statement users information regarding both gross and net exposures. This guidance is effective for annual and interim financial statements beginning on or after January 1, 2013. Retrospective application is required. We are still considering the impact of the adoption of ASU 2011-11 on our consolidated results of operations or financial condition.

B.	LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations for the last three years primarily from our cash and cash equivalents, bank deposits, bank borrowings and cash from operations.

In November 2004, we issued $125.0 million aggregate principal amount of our 2.00% Senior Convertible Notes due 2024. The Notes are convertible at a rate of $18.71 per share, subject to adjustment in certain circumstances, such as changes in our capital structure or upon the issuance by us of share dividends or certain cash distributions. As of December 31, 2011, there was a total of $353,000 in principal amount of the Notes outstanding as we repurchased all of the other Notes during 2008 and 2009.

In April and July 2008, we entered into loan agreements with two banks in Israel that provided for borrowings of an aggregate of $30 million. The loans bear interest at an annual rate equal to LIBOR plus 1.3%-1.5% with respect to $23 million of borrowings and LIBOR plus 0.5%-0.65% with respect to $7.0 million of borrowings. The principal amount borrowed is repayable in 20 equal quarterly payments from August 2008 through July 2013.

In September and December 2011, we entered into loan agreements with banks in Israel that provided for borrowings of an aggregate of $23.8 million. The loans bear interest at an annual rate equal to LIBOR plus 2.1%-3.6% with respect to $19.9 million of these loans. We are required to maintain the remaining $3.9 million of these loans as a bank deposit. This portion of the loans bears interest at 0.5% above interest paid on the bank deposit. Of these borrowings, $19.9 million of the principal amount borrowed is repayable in 20 equal quarterly payments and the remaining $3.9 million of principal amount is repayable in 10 equal semiannual payments through September 2017.

As of December 31, 2011, the banks have a lien on our assets regarding all bank loans, and we are required to maintain $16.5 million of compensating balances with the banks. The lien and the compensation balances relate to all of the loans made to us in 2008 and 2011. The amount of the compensating balances we are required to keep decreases over time as we repay these loans. The loan agreements require us, among other things, to maintain shareholders' equity at specified levels and to achieve certain levels of operating income. The agreements also restrict us from paying dividends. As of December 31, 2011, we were in compliance with the covenants contained in the loan agreements, except for a covenant not to exceed a certain amount of liabilities to the banks. We received a waiver from the banks with respect to this covenant until June 30, 2012.

As of December 31, 2011, we owed an aggregate of $32.9 million under all of these borrowings.

As of December 31, 2011, we had $75.2 million in cash and cash equivalents, marketable securities and bank deposits, an increase of $11.1 million from $64.1 million at December 31, 2010. The increase in this amount was primarily attributable to our borrowings in September and December 2011. As of December 31, 2011, we were restricted with respect to using approximately $21.5 million of our cash as a result of provisions in our loan agreements and a lease agreement.

In October 2011, our Board approved a program to allow us to repurchase up to 4,000,000 of our ordinary shares. Purchases would be made from time-to-time at the discretion of management subject, among other things, to our share price and market conditions. If shares are purchased, we will use a portion of our cash to effect these purchases. In 2011, we repurchased a total of approximately 1.2 million ordinary shares at a total cost of $4.0 million.

Cash from Operating Activities

Our operating activities used in cash in the amount of $1.3 million in 2011, primarily due to an increase in trade receivables in the amount of $4.6 million and in inventories in the amount of $4.1 million and a decrease in other payables and accrued expenses and other liabilities in the amount of $5.5 million, partly offset by stock based compensation expenses in the amount of $2.3 million and an increase in deferred revenue in the amount of $2.0 million. Our trade receivables and our inventories increased primarily because of our higher sales volume in 2011 compared to 2010. Our trade and other payables decreased because of our lower cost of goods sold in 2011 than in 2010.

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

Cash from Investing Activities

In 2011, our investing activities used cash in the amount of $35.5 million, primarily due to purchase of marketable securities in the amount of $24.4 million and investment in short-term and long-term bank deposits.

In 2010, our investing activities used cash in the amount of $1.5 million, primarily due to purchase of property and equipment.

In 2009, our investing activities provided cash in the amount of $60.3 million, primarily due to the net proceeds from bank deposits and from redemption of marketable securities on maturity.

Cash from Financing Activities

In 2011, we provided cash in financing activities of $14.7 million as a result of $24.0 million proceed from bank loans offset, in part, by the use of $4.0 million to repurchase our shares and $2.6 million to repay bank loans.

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

Financing Needs

We anticipate that our operating expenses will be a material use of our cash resources for the foreseeable future. We believe that our current working capital is sufficient to meet our operating cash requirements for at least the next twelve months, including payments required under our existing bank loans, as well as to fund any repurchase of shares we elect to make. Part of our strategy is to pursue acquisition opportunities. If we do not have available sufficient cash to finance our operations and the completion of additional acquisitions, we may be required to obtain additional debt or equity financing. We cannot be certain that we will be able to obtain, if required, additional financing on acceptable terms or at all.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and Development

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing products and to develop new ones. We are developing analog and digital media gateways for carrier and enterprise applications, multi service business gateways and session border controllers. Our platforms are expected to feature increased trunk capacity, new functionalities, enhanced signaling software and compliance with new control protocols. As of December 31, 2011, 266 of our employees were engaged primarily in research and development on a full-time basis.

Our research and development expenses were $32.2 million in 2011 compared to $30.2 million in 2010. From time to time we have received royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the OCS. As a recipient of grants from the OCS, we are obligated to perform all manufacturing activities for projects subject to the grants in Israel unless we receive an exemption. Know-how from the research and development which is used to produce products may not be transferred to third parties without the approval of the OCS and may further require significant payments. The OCS approval is not required for the export of any products resulting from such research or development. Through December 31, 2011, we had obtained grants from the OCS aggregating $12.0 million for certain of our research and development projects. We are obligated to pay royalties to the OCS, amounting to 3%-6% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, if no additional payments are required, linked to the U.S. dollar and bearing interest at the rate of LIBOR at the time of grant. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

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

In 2011, we continued to experience pressure to shorten our lead times in supplying products to customers. Some of our customers are implementing “demand pull” programs by which they only purchase our product very close to the time, if not simultaneously with the time, they plan to sell their product. We are increasing our sales efforts in new markets, such as Latin America, Eastern Europe and Far East. We have introduced new system level products, and applications in our product lines. We are still experiencing low visibility into customer demand for our products and our ability to predict our level of sales.

E	OFF-BALANCE SHEET ARRANGEMENTS

We do not have any “off-balance sheet arrangements” as this term is defined in Item 5E of Form 20-F.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2011, our contractual obligations were as follows (dollars in thousands):

	PAYMENTS DUE BY PERIOD
	LESS THAN	1-3	3-5	MORE THAN
	1 YEAR	YEARS	YEARS	5 YEARS	TOTAL
Senior convertible notes		353			353
Bank loans	10,243	13,121	8,771	1,020	33,155
Rent and lease commitments, net (1)	5,609	11,178	10,217	4,677	31, 681
Severance pay fund (2)					696
Uncertain tax positions (3)					379
Payment to NSC’s former shareholders	332	787			1,119
Office of the Chief Scientist				24,062	24,062
Other commitments	1,233	–	–	–	1,233

(1)   Our obligation for rent and lease commitments as of December 31, 2011 was approximately $33.1 million. We have rent and lease income in the amount of approximately $1.4 million, leaving a net obligation of approximately $32.0 million.

(2)   Our obligation for accrued severance pay under Israel’s Severance Pay Law as of December 31, 2011 was $16.1 million. This obligation is payable only upon termination, retirement or death of the respective employee. We have funded $15.4 million through deposits into severance pay funds, leaving a net obligation of approximately $696,000.

(3)   Uncertain income tax position under ASC 740 (formerly FASB Interpretation No 48), “Income Taxes”, are due upon settlement and we are unable to reasonably estimate the ultimate amount of timing of settlement. See also Note 14f in our Consolidated Financial Statements for further information regarding our liability under ASC 740.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information with respect to our directors, senior executive officers and key employees at March 31, 2012:

Name	Age	Position
Shabtai Adlersberg	59	Chairman of the Board, President and Chief Executive Officer
Guy Avidan	49	Vice President of Finance and Chief Financial Officer
*Lior Aldema	46	Chief Operating Officer
Jeffrey Kahn	54	Chief Strategy Officer
Eyal Frishberg	53	Vice President, Operations
Eli Nir	46	Vice President, Research and Development
Yehuda Herscovici	44	Vice President, Systems
Tal Dor	42	Vice President, Human Resources
*Sorin Lupu	52	Vice President, Global Sales
Joseph Tenne(1)(2)(3)	56	Director
Dr. Eyal Kishon(1)(2)(3)(4)	52	Director
Doron Nevo(1)(2)(3)(4)	56	Director
Dana Gross	45	Director

(1) Member of Audit Committee

(2) Member of Nominating Committee

(3) Member of Compensation Committee

(4) Outside Director

* On April 9, 2012, Lior Aldema, was appointed as Head of Global Sales, in addition to his role as Chief Operating Officer

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

Lior Aldema has served as Chief Operating Officer since January 2010. Previously, he served as our Vice President, Product Management from 2002 until 2009, as well as our Vice President Marketing from February 2003 until 2009. He has been employed by us since 1998, when he was team leader and later headed our System Software Group in our research and development department. Prior to 1998, Mr. Aldema served as an officer in the Technical Unit of the Intelligence Corps of the Israeli Defense Forces (Major), heading both operational units and large development groups related to various technologies. Mr. Aldema holds an M.B.A. from Tel Aviv University and a B.Sc. from the Technion.

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

Yehuda Herscovici has served as our Vice President, Systems Group since 2003. From 2001 to 2003, Mr. Hershkovici served as our Vice President, Advanced Products. From 2000 to 2001, Mr. Hershkovici served as our Director of Advanced Technologies. From 1994 to 1998 and during 1999, Mr. Hershkovici held a variety of research and development positions at Advanced Recognition Technologies, Ltd., a voice and handwriting recognition company, heading its research and development from 1999 to 2000 as Vice President, Research and Development. From 1998 to 1999, Mr. Hershkovici was engaged in developing various wireless communication algorithms at Comsys, a telecommunications company. Mr. Hershkovici holds an M.Sc. and a B.Sc., from the Technion both in the area of telecommunications.

Tal Dor has served as our Vice President of Human Resources since March 2000. Prior to March 2000, Ms. Dor acted for several years as a consultant in Israel to, among others, telephone and cable businesses, as well as health and social service organizations. Ms. Dor holds a B.A. in psychology, from Ben-Gurion University of the Negev and an M.A. in psychology from Tel Aviv University.

Sorin Lupu joined AudioCodes in October 2010 as Vice President of Global Sales. From 2009 to 2010,Mr. Lupu led international market sales for Carrier VoIP Applications and Solutions at Nortel. Prior to that, between 2005 and 2008 Mr. Lupu served as Vice President of Sales EMEA for emerging markets focusing on expanding markets in Russia, Poland, Turkey, Romania and India. Mr. Lupu also served as a member of the Board for Ne tas, a Nortel and TAF joint venture in Turkey. From 2001 to 2004, Mr. Lupu held the position of CEO Nortel Networks Israel. From 1997 to 2001, Mr. Lupu served in wireless engineering and account management positions. Prior to joining Nortel, Mr. Lupu held engineering, operational and managerial positions at Bezeq (PTT) in Israel. Mr. Lupu holds an International MBA from Tel Aviv and Northwestern University (Kellogg/Recanati) and an MSc in Electronics and Telecommunications from Iasi University in Romania.

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

Dana Gross has served as one of our directors since November 2010.She also served as one of our directors between 2000 and 2006. Ms. Gross has been a Venture Partner at Camel Ventures, a leading Israeli venture capital firm since 2009. From 2006 to 2008, Ms. Gross was a Senior Vice President, Israel Country Manager at SanDisk Corporation, a manufacturer of flash memory cards.  From 1992 to 2006, Ms. Gross held various senior positions at M-Systems, a manufacturer of flash memory cards that was acquired by SanDisk, including Chief Marketing Officer, Vice President, World Wide Sales, President of M-Systems Inc. (U.S. subsidiary of M-Systems) and CFO, Vice President, Finance and Administration.  In addition, Ms. Gross has served as a director of Tower Semiconductor Ltd. since 2009, and served as a director of M-Systems Ltd. from 1999 to 2006 and PowerDsine Ltd. from 2004 to 2007.  Ms. Gross holds a B.Sc. in Industrial Engineering from Tel-Aviv University and an M.A. in business administration from San Jose State University.

B.	COMPENSATION

The aggregate direct remuneration paid during the year ended December 31, 2011 to the 13 persons who served in the capacity of director, senior executive officer or key employee during 2011 was approximately $3.6 million, including approximately $433,000 which was set aside for pension and retirement benefits. The compensation amounts do not include amounts expended by us for automobiles made available to our officers, expenses (including business, travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

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

A summary of our stock option activity and related information for the years ended December 31, 2009, 2010 and 2011 for the persons who served in the capacity of director, senior executive or key employee officer during those years is as follows:

	2009		2010		2011
		Weighted		Weighted		Weighted
	Number	Average	Number	Average	Number	Average
	of	Exercise	of	Exercise	of	Exercise
	Options	Price	Options	Price	Options	Price

Outstanding at the beginning of the year	1,778,269	$7.66	1,865,928	$6.44	1,710,620	$6.07

Granted	483,577	$1.42	682,108	$3.77	349,601	$1.76
Cancelled	(358,418)		(536,951)		(577,500)
Exercised	(37,500)	$0	(300,465)	$2.43	(168,272)	$0.66

Outstanding at the end of the year	1,865,928	$6.44	1,710,620	$6.07	1,314,449	$6.07

As of December 31, 2011, options to purchase 508,764 ordinary shares were exercisable by the 12 persons who served as an officer or director during 2011 at an average exercise price of $5.23 per share.

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

Independent Directors

Under the Companies Law, Israeli companies that have offered securities to the public in or outside of Israel are required to appoint at least two “outside” directors. Doron Nevo and Dr. Eyal Kishon currently serve as our outside directors. Under the requirements for listing on the NASDAQ Global Select Market, a majority of our directors are required to be independent as defined by NASDAQ rules. Doron Nevo, Dr. Eyal Kishon, Dana Gross and Joseph Tenne qualify as independent directors under the applicable Securities and Exchange Commission and NASDAQ rules, as well as under the Companies Law.

Under the Companies Law, a person may not serve as an outside director if at the date of the person's election or within the prior two years the person is a relative of the company's controlling shareholder, or the person or his or her relatives, partners, employers, supervisors or entities under the person's control, have or had any affiliation with us or with a controlling shareholder or relatives of a controlling shareholder, and, in the case of a company without a controlling shareholder or a shareholder holding at least 25% of the voting rights, any affiliation, at the time of election, to the chairman of the board of directors, the chief executive officer, an interested party or the company's most senior finance officer. Under the Companies Law, "affiliation" includes:

•	an employment relationship,

•	a business or professional relationship maintained on a regular basis,

•	control, and

•	service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed or elected as a director of the private company in order to serve as an outside director following the initial public offering.

In addition, a person may not serve as an outside director:

•	if the person or his or her relatives, partners, employers, supervisors or entities under the person's control, maintains a business or professional relationship with the company, even if such relationship is not on a regular basis, other than a negligible business or professional relationship, or

•	if the person received compensation as an outside director in excess of the amounts permitted by the Companies Law and regulations there under.

In addition, no individual may serve as an outside director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an outside director or are likely to interfere with his or her ability to serve as a director. Until the lapse of two years from the termination of office, the company, a controlling shareholder and entities under the company's control may not grant the outside director or any of his or her relatives, directly or indirectly, any benefit, or engage the outside director or his or her relatives as an office holder of the company, of a controlling shareholders or of an entity under the company's control, and may not employ or receive services from the outside director or any of his or her relatives, either directly or indirectly, including through a corporation controlled by that person. The restriction on a relative that is not the spouse or child of the outside director is limited to one year from the termination of office instead of two years. Pursuant to the Companies Law, at least one of the outside directors appointed by a publicly-traded company must have “financial and accounting expertise.” The other outside directors are required to possess “financial and accounting expertise” or “professional expertise,” as these terms are defined in regulations promulgated under the Companies Law. Joseph Tenne is designated as the “audit committee financial expert” as that term is defined in Securities and Exchange Commission rules.

Outside directors are elected by a majority vote at a shareholders' meeting. In addition to the majority vote, the shareholder approval of the election of an outside director must satisfy either of two additional tests:

•	the majority includes at least a majority of the shares voted by shareholders other than our controlling shareholders or shareholders who have a personal interest in the election of the outside directors (excluding a personal interest that is not related to a relationship with the controlling shareholders); or

•	the total number of shares held by non-controlling shareholders and disinterested shareholders that voted against the election of the outside director does not exceed 2% of the aggregate voting rights of our company.

The term of an outside director is three years and may be extended for additional three-year terms. An outside director can be removed from office only under very limited circumstances. All of the outside directors must serve on a company’s statutory audit committee (including one outside director serving as the chair of the audit committee)and each other committee of a company’s board of directors is required to include at least one outside director. If, at the time an outside director is elected, all current members of the board of directors that are not controlling shareholders or their respective relatives are of the same gender, then the elected outside director must be of the other gender.

Pursuant to the Companies Law, an Israeli company whose shares are publicly traded may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors(or a third of its board of directors in case the company has a controlling shareholder)will constitute individuals complying with certain independence criteria prescribed by the Companies Law. Pursuant to the regulations, directors who comply with the independence requirements of the NASDAQ and Securities and Exchange Commission regulations are deemed to comply with the independence requirements of the Companies Law. We have not included such a provision in our articles of association since our board of directors complies with the independence requirements of the NASDAQ and Securities and Exchange Commission regulations described above. In any event, as described above, a majority of our board of directors and all members of our audit committee are directors who comply with the independence criteria prescribed by the Companies Law.

Audit Committee

Under the Companies Law and the requirements for listing on the NASDAQ Global Select Market, our board of directors is required to appoint an audit committee. Our audit committee must be comprised of at least three directors, including all of the outside directors (one of whom must serve as the chair of the audit committee), and a majority of the committee members must comply with the director independence requirements prescribed by the Companies Law. The audit committee consists of: Dr. Eyal Kishon, Doron Nevo and Joseph Tenne. Our board of directors has determined that Joseph Tenne is an “audit committee financial expert” as defined in Securities and Exchange Commission rules and that all members of the audit committee are independent under the applicable Securities and Exchange Commission, NASDAQ rules and the Companies Law.

The audit committee may not include the chairman of the board, or any director employed by us, by a controlling shareholder or by any entity controlled by a controlling shareholder, or any director providing services to us, to a controlling shareholder or to any entity controlled by a controlling shareholder on a regular basis, or any director whose income is primarily dependent on a controlling shareholder, and may not include a controlling shareholder or any relatives of a controlling shareholder. Individuals who are not permitted to be audit committee members may not participate in the committee's meetings other than to present a particular issue. However, an employee who is not a controlling shareholder or relative may participate in the committee's discussions but not in any vote, and the company's legal counsel and corporate secretary may participate in the committee's discussions and votes if requested by the committee.

Under the Companies Law, a meeting of the audit committee is properly convened if a majority of the committee members attend the meeting, and in addition a majority of the attending committee members are independent directors within the meaning of the Companies Law and include at least one outside director.

We have adopted an audit committee charter as required by NASDAQ rules. The audit committee's duties include providing assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the fees of, and services performed by, our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. Under the Companies Law, the audit committee also is required to monitor deficiencies in the administration of our company, including by consulting with the internal auditor and independent accountants, to review, classify and approve related party transactions and extraordinary transactions, to review the internal auditor's audit plan and to establish and monitor whistleblower procedures.

Nominating Committee

NASDAQ rules require that director nominees be selected or recommended for the board’s selection either by a committee composed solely of independent directors or by a majority of independent directors. Our Nominating Committee assists the board of directors in its selection of individuals as nominees for election to the board of directors and/or to fill any vacancies or newly created directorships on the board of directors. The Nominating Committee consists of Dr. Eyal Kishon, Doron Nevo and Joseph Tenne. All members of the Nominating Committee are independent under the applicable NASDAQ rules and the Companies Law.

Compensation Committee

NASDAQ rules also provide that the compensation of a company’s chief executive officer and other executive officers is required to be approved either by a majority of the independent directors on the board of directors or a committee comprised solely of independent directors. Our board of directors has appointed Dr. Eyal Kishon, Doron Nevo and Joseph Tenne to serve on our Compensation Committee of the board of directors. All members of the Compensation Committee are independent under the applicable NASDAQ rules and the Companies Law.

Internal Auditor

Under the Companies Law, our board of directors is also required to appoint an internal auditor proposed by the audit committee. The internal auditor may be our employee, but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of our independent accounting firm. The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure. Brightman, Almagor Zohar & Co. (a member firm of Deloitte &Touche in Israel) has been our internal auditor since November 2008.

Board Classes

Pursuant to our articles of association, our directors, other than our outside directors, are classified into three classes (classes I, II and III). The members of each class of directors and the expiration of the term of office are as follows:

Dana Gross	Class I	2013
Joseph Tenne	Class II	2014
Shabtai Adlersberg	Class III	2012

Our outside directors under the Companies Law, Doron Nevo and Dr. Eyal Kishon, are not members of any class and serve in accordance with the provisions of the Companies Law. Mr. Nevo’s term ends in 2012 and Dr. Kishon’s term ends in 2014.

Chairman of the Board

Under the Companies Law, the chief executive officer of a company (or a relative of the chief executive officer) may not serve as the chairman of the board of directors, and the chairman of the board of directors (or a relative of the chairman of the board of directors) may not serve as the chief executive officer, unless approved by the shareholders by a special majority vote prescribed by the Companies Law. The shareholder vote cannot authorize the appointment for a period of longer than three years, which period may be extended from time to time by the shareholders with a similar special majority vote. The chairman of the board of directors shall not hold any other position with the company (except as chief executive officer if approved in accordance with the above procedure) or in any entity controlled by the company, other than as chairman of the board of directors of a controlled entity, and the company shall not delegate to the chairman duties that, directly or indirectly, make him or her subordinate to the chief executive officer. Pursuant to the provisions of the Companies Law, our shareholders have authorized Shabtai Adlersberg to serve as our Chairman of the Board and Chief Executive Officer until December 2012. We expect to seek extension of this authorization at the Annual General Meeting of Shareholders to be held in 2012.

D.	EMPLOYEES

We had the following number of employees as of December 31, 2009, 2010 and 2011 in the areas set forth in the table below:

	As of December 31,
	2009	2010	2011
Research and development	248	270	266
Sales and marketing, technical service and support	201	211	238
Operations	88	91	88
Management and administration	41	40	42
	578	612	634

Our employees were located in the following areas as of December 31, 2009, 2010 and 2011.

	As of December 31,
	2009	2010	2011
Israel	384	394	402
United States	125	132	135
Europe	26	25	28
Far East	36	52	55
Latin America	7	9	14
	578	612	634

The decrease in the number of employees in 2009 was primarily attributable to our cost reduction plans implemented in 2008. The increase in the number of employees in 2010 and in 2011 was primarily attributable to an increase in sales and marketing personnel.

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

E.	SHARE OWNERSHIP

The following table sets forth the share ownership and outstanding number of options of our directors and officers as of March 19, 2012.

	Total Shares		Number of
	Beneficially	Percentage of	Options and
Name	Owned	Ordinary Shares	RSU

Shabtai Adlersberg	5,092,935	12.6%	91,264
Guy Avidan	*
Lior Aldema	*		*
Jeffrey Kahn	*		*
Eyal Frishberg	*		*
Eli Nir	*		*
Yehuda Herscovici	*		*
Tal Dor	*		*
Sorin Lupu	*		*
Joseph Tenne	*		*
Dr. Eyal Kishon	*		*
Doron Nevo	*		*
Dana Gross	*		*

* Less than one percent.

Our officers and directors have the same voting rights as our other shareholders.

The following table sets forth information with respect to the options to purchase our ordinary shares held by Mr. Adlersberg as of March 19, 2012.

Number of		Exercise
Options	Grant Date	Price	Exercised	Cancelled	Vesting	Expiration Date

120,808	December 14, 2009	$2.57	-	-	4 years	December 14, 2016
123,456	December 14, 2010	$5.83	-	-	4 years	December 14, 2017
122,201	December 14, 2011	$3.66	-	-	4 years	December 14, 2018

The following table sets forth information with respect to the restricted share units (“RSUs”) granted to Mr. Adlersberg as of March 19, 2012. These RSUs vest quarterly over a four-year period from the date of grant, subject to his continuing service to us.

Number of
RSUs	Grant Date	issued

40,269	December 14, 2009	22,650
41,152	December 14, 2010	12,860
40,734	December 14, 2011	2,545

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

Employee Share Purchase Plans

We implemented two Employee Share Purchase Plans in May 2001. One plan, the global plan, was for our non-U.S., employees and the other our U.S. employees. We amended and restated the global plan in July 2007 and adopted an additional plan for U.S. employees in July 2007. Under these Plans, a maximum of 6,500,000 of our ordinary shares were reserved for sale to our employees at a price equal to 85% of the lesser of fair market value on the first day or last day of each offering period under the Plans. As of December 31, 2011, we had issued 288,515 of our ordinary shares pursuant to purchases under these plans. During 2011, the Employee Share Purchase Plans expired.

Employee Share Option Plans

2008 Equity Incentive Plan. We have adopted an equity incentive plan under Section 102 of the Israeli Income Tax Ordinance, or Section 102, which provides certain tax benefits in connection with share-based compensation to employees, officers and directors. This plan, our 2008 Equity Incentive Plan, was approved by the Israeli Tax Authority.

Under our equity incentive plan, we may grant our directors, officers and employees restricted shares, restricted share units and options to purchase our ordinary shares under Section 102. We may also grant other persons awards under our equity incentive plan. However, such other persons (controlling shareholders and consultants) will not enjoy the tax benefits provided by Section 102. The total number of ordinary shares that were originally available for grant under the 2008 Plan was 2,009,122, which was increased in 2010 to 4,009,122. This number is reduced by one share for each equity grant we make under the 2008 Plan. During 2011, options to purchase 669,701 ordinary shares and 275,600 restricted share units were granted under the 2008 Plan. As of December 31, 2011, 1,327,445 ordinary shares remained available for grant under the 2008 Plan.

The Israeli Tax Authority approved the 2008Plan under the capital gains tax track of Section 102. Based on Israeli law currently in effect and the election of the capital gains tax track, and provided that options, restricted shares and restricted shares units granted or, upon their exercise or vesting, the underlying shares, issued under the plan are held by a trustee for the two years following the date in which such awards are granted, our employees, officers and directors will be (i) entitled to defer any taxable event with respect to the awards until the underlying ordinary shares are sold, and (ii) subject to capital gains tax of 25% on the sale of the shares. However, if we grant awards at a value below the underlying shares' market value at the date of grant, the 25% capital gains tax rate will apply only with respect to capital gains in excess of the underlying shares' market value at the date of grant and the remaining capital gains will be taxed at the grantee's regular tax rate. We may not recognize a tax benefit pertaining to the employees' restricted shares, restricted share units and options for tax purposes except in the events described above under which the gain is taxed at the grantee's regular tax rate.

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

1999 Option Plans. In 1999, our board restated three 1997 Employee Share Option Plans for our Israeli employees, officers, directors and consultants and two 1997 Share Option Plans for our U.S. employees, officers, directors and consultants. Additionally, in 1999 our board adopted an Employee Share Option Plan for our Israeli employees, officers, directors and consultants, and an Employee Share Option Plan for our U.S. employees, officers, directors and consultants. The terms of the 1999 Plans are substantially the same as those of the 1997 Plans, but have reduced the exercise period of options from 10 to 7 years. The board has the ability to grant options with longer or shorter terms. The terms of the 1999 Plans have been modified slightly since they were adopted and, in 2003, the Israeli Plan was changed to conform to amendments to the Israeli Income Tax law. As of December 31, 2011, the 1997 and 1999 Israeli Plans and the 1997 U.S. Plans have expired and we no longer make any grants under these plans.

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

To our knowledge, (A) we are not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government and (B) there are no arrangements, the operation of which may at a subsequent date result in a change in control of AudioCodes. The following table sets forth, as of March 19, 2012 the number of our ordinary shares, which constitute our only outstanding voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding ordinary shares, and (ii) all of our directors and senior executive officers as a group

Identity of Person or
Group	Amount Owned	Percent of Class
Shabtai Adlersberg(1)	5,214,738	12.9%
Leon Bialik(2)	4,079,322	10.0%
Rima Management, LLC(3)	3,912,733	9.5%
All directors and senior executive officers as a group (13 persons)(4)	5,632,238	13.9%

(1)	Includes options to purchase 114,168 shares, exercisable within 60 days of April 10, 2012 and 7,635 ordinary shares issuable pursuant to restricted share units that vest within 60 days of April 10, 2012.
(2)	The information is derived from a statement on Schedule 13G/A, dated February 14, 2012 of Leon Bialik filed with the Securities and Exchange Commission.
(3)	The information is derived from a statement on Schedule 13G, dated February 14, 2012, of Rima Management, LLC and Richard Mashaal filed with the Securities and Exchange Commission.
(4)	Includes 531,668 ordinary shares which may be purchased pursuant to options exercisable within sixty days following April 10, 2012 and 7,635 restricted share units that vest within 60 days of April 10, 2012

Mr. Adlersberg held 12.9% of our ordinary shares as of December 31, 2011 as compared to 13.5% of our ordinary shares as of December 31, 2010 and 14.4% of our ordinary shares as of December 31, 2009.

Mr. Bialik held 10.0% of our ordinary shares as of December 31, 2011 as compared to 9.9% of our ordinary shares as of December 31, 2010 and 10.1% of our ordinary shares as of December 31, 2009.

Rima Management, LLC held 9.5% of our ordinary shares as of December 31, 2011 as compared to 8.6% of our ordinary shares as of December 31, 2010 and 7.4% of our ordinary shares as of December 31, 2009.

As of April 10, 2012, there were approximately 20 holders of record of our ordinary shares in the United States, although we believe that the number of beneficial owners of the ordinary shares is significantly greater. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

The major shareholders have the same voting rights as the other shareholders.

B.	RELATED PARTY TRANSACTIONS

Pursuant to a distribution agreement we entered into with MailVision Ltd., a company in which we own 26.6% of the shares as of December 31, 2011, we resell and market MailVision’s products and services. In 2011, we paid MailVision $1.4 million pursuant to this distribution agreement.

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

No significant change has occurred since December 31, 2011, except as otherwise disclosed in this Annual Report.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS UPDATE ALL TABLES AND DISCLOSURE IN THIS SECTION

Our ordinary shares are listed on the NASDAQ Global Select Market and The Tel Aviv Stock Exchange under the symbol “AUDC.”

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by the NASDAQ Global Select Market.

	Price Per Share
Calendar Year	High	Low
2011	$8.07	$2.28
2010	$6.51	$2.31
2009	$3.06	$0.92
2008	$5.26	$1.47
2007	$10.40	$4.55

	Price Per Share
Calendar Period	High	Low
2012
Second quarter (through April 10, 2012)	$2.77	$2.60
First quarter	$4.25	$3.19

2011
Fourth quarter	$3.98	$2.28
Third quarter	$5.75	$2.96
Second quarter	$6.39	$3.93
First quarter	$8.07	$5.38

2010
Fourth quarter	$6.51	$3.70
Third quarter	$3.99	$2.31
Second quarter	$4.39	$2.43
First quarter	$4.17	$2.65

	Price Per Share
Calendar Month	High	Low
2012
March	$3.69	$2.58
February	$4.24	$3.26
January	$4.25	$3.47

2011
December	$3.98	$3.46
November	$3.58	$3.00
October	$3.73	$2.28

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by The Tel Aviv Stock Exchange. All share prices shown in the following table are in NIS. As of December 31, 2011, the exchange rate was equal to approximately NIS 3.821 per U.S. $1.00.

	Price Per Share
Calendar Year	High		Low
2011	NIS	29.51	NIS	8.65
2010	NIS	23.25	NIS	9.20
2009	NIS	11.55	NIS	4.26
2008	NIS	20.20	NIS	5.71
2007	NIS	44.00	NIS	18.90

Calendar Period	Price Per Share
2012
Second quarter (through April 10. 2012)	NIS	10.48	NIS	9.83
First quarter	NIS	15.99	NIS	9.85

2011
Fourth quarter	NIS	14.66	NIS	8.65
Third quarter	NIS	19.03	NIS	11.20
Second quarter	NIS	21.97	NIS	13.63
First quarter	NIS	29.51	NIS	19.14

2010
Fourth quarter	NIS	23.25	NIS	13.30
Third quarter	NIS	13.91	NIS	9.33
Second quarter	NIS	16.05	NIS	9.20
First quarter	NIS	15.25	NIS	9.50

	Price Per Share
Calendar Month	High		Low
2012
March	NIS	13.76	NIS	9.85
February	NIS	15.51	NIS	12.71
January	NIS	15.99	NIS	14.47

2011
December	NIS	14.66	NIS	13.01
November	NIS	13.28	NIS	11.14
October	NIS	13.77	NIS	8.65

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ordinary shares are listed for trading on the NASDAQ Global Select Market under the symbol “AUDC”. Our ordinary shares are also listed for trading on The Tel-Aviv Stock Exchange under the symbol “AUDC”. In addition, we are aware of our ordinary shares being traded on the following markets: Frankfurt Stock Exchange, Berlin Stock Exchange, Munich Stock Exchange, Stuttgart Stock Exchange, the German Composite and XETRA.

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

Share Capital

Our authorized share capital consists of NIS 1,025,000 divided into 100,000,000 ordinary shares, nominal value NIS 0.01 per share, and 2,500,000 preferred shares, nominal value NIS 0.01 per share. As of April 9, 2012, we had 39,813,103 ordinary shares outstanding (which does not include 9,371,177 treasury shares) and no preferred shares outstanding.

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

Duty of Loyalty. The duty of loyalty generally requires an office holder to act in good faith and for the benefit of the company. Specifically, an office holder must avoid any conflict of interest between the office holder’s position in the company and his or her other positions or personal affairs. In addition, an office holder must avoid competing against the company or exploiting any business opportunity of the company for his or her own benefit or the benefit of others. An office holder must also disclose to the company any information or documents relating to the company’s affairs that the office holder has received due to his or her position in the company. A company may approve any of the acts mentioned above provided that all the following conditions apply: the office holder acted in good faith and neither the act nor the approval of the act prejudices the good of the company, and the office holder disclosed the essence of his or her personal interest in the act, including any substantial fact or document, a reasonable time before the date for discussion of the approval. A director is required to exercise independent discretion in fulfilling his or her duties and may not be party to a voting agreement with respect to his or her vote as a director. A violation of these requirements is deemed a breach of the director's duty of loyalty.

The term “office holder” includes any managing director, general manager, chief executive officer, executive vice president, vice president, or any other person assuming the responsibilities of any of these positions regardless of that person's title, or any director or any manager directly subordinate to the general manager. Each person listed in the table under “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” above is an “office holder” of AudioCodes.

Disclosure of Personal Interest of Office Holder. The Companies Law requires that an office holder promptly disclose any personal interest that he or she may have, and all related material information known to him or her, in connection with any existing or proposed transaction by the company. A “personal interest” of an office holder, as defined in the Companies Law, includes a personal interest of the office holder’s relative or a corporation in which the office holder or the office holder’s relative is a 5% or greater shareholder, director or general manager or has the right to appoint at least one director or the general manager, and includes shares for which the person has the right to vote pursuant to a power-of-attorney. “Personal interest” does not apply to a personal interest stemming merely from holding shares in the company.

The office holder must make the disclosure of his personal interest no later than the first meeting of the company’s board of directors that discusses the particular transaction. The office holder’s duty to disclose shall not apply in the event that the personal interest only results from a personal interest of the office holder’s relative in a transaction that is not an “extraordinary transaction”. The Companies Law defines an “extraordinary transaction” as a transaction not in the ordinary course of business, not on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities, and a "relative" is defined as a spouse, sibling, parent, grandparent, descendent, and includes the descendant, sibling or parent of a spouse, as well as the spouse of any of the foregoing.

Approval of Compensation of Office Holders. Under the Israeli Companies Law, compensation arrangements for officers who are not directors require the approval of the audit committee and the board of directors. The approval of the audit committee may be substituted with the approval of the compensation committee, provided that the compensation committee complies with all the requirements prescribed by the Israeli Companies Law regarding composition of the audit committee. If the compensation arrangement is an immaterial amendment to an existing compensation arrangement of an officer who is not a director, the approval of the audit committee is sufficient. Arrangements regarding the compensation of directors require the approval of the audit committee, the board and the shareholders, in that order.

Approval of Other Transactions with Office Holders. In the case of a transaction that is not an extraordinary transaction, after the office holder complies with the disclosure requirement described above, only board approval is required unless the articles of association of the company provide otherwise. Our articles of association do not provide otherwise. Such approval must determine that the transaction is not adverse to the company’s interest. If the transaction is an extraordinary transaction, or if it concerns exculpation, indemnification, insurance or compensation of an office holder, then the approvals of the company's audit committee and the board of directors are required, except if the compensation arrangement is a non-material amendment to an existing compensation arrangement of an officer who is not a director (in which case the approval of the audit committee is sufficient). Exculpation, indemnification, insurance or compensation of a director also requires shareholder approval. The audit committee may not approve the transaction unless, at the time of the approval, it complies with the audit committee composition and quorum requirements prescribed by the Israeli Companies Law.

Any person who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee generally may not be present at such meeting or vote on such matter unless a majority of the board of directors or the audit committee has a personal interest in the matter, or if such person is invited by the chairman of the board of directors or audit committee, as applicable, to present the matter being considered. If a majority of the board of directors or the audit committee has a personal interest in the transaction, shareholder approval also would be required.

Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders. Under the Israeli Companies Law, the disclosure requirements described above that apply to an officer holder, also apply to a controlling shareholder of a public company, which includes a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder for this purpose.

Approval of the audit committee, the board of directors and our shareholders, in that order, is required for:

•	extraordinary transactions, including a private placement, with a controlling shareholder or in which a controlling shareholder has a personal interest; and

•	the terms of compensation or employment or engagement of a controlling shareholder or his or her relative, as an officer holder or employee of our company or as a service provider to the company, including through a company controlled by a controlling shareholder.

The shareholders approval must include the majority of shares voted at the meeting. In addition to the majority vote, the shareholder approval must satisfy either of two additional tests:

•	the majority includes at least a majority of the shares voted by shareholders who have no personal interest in the transaction; or

•	the total number of shares held by the disinterested shareholders that voted against the approval of the transaction does not exceed 2% of the aggregate voting rights of our company.

Generally, the approval of such a transaction may not be for more than three years. However, an extraordinary transaction, including a private placement with a controlling shareholder or in which a controlling shareholder has a personal interest that does not concern the terms of compensation or employment or engagement of a controlling shareholder or his or her relative, as an officer holder or employee of our company or as a service provider to the company, the transaction may be approved for a longer period if the audit committee determines that the approval of the transaction for a period of longer than three years is reasonable under the circumstances.

Duties of Shareholders. Under the Israeli Companies Law, a shareholder also has a duty to act in good faith towards the company and other shareholders and refrain from abusing his or her power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

•	any amendment to the articles of association;

•	an increase of the company’s authorized share capital;

•	a merger; or

•	approval of related party transactions that require shareholder approval.

In addition, any controlling shareholder, any shareholder who can determine the outcome of a shareholder vote and any shareholder who, under the company’s articles of association, can appoint or prevent the appointment of an office holder, is under a duty to act with fairness towards the company. The Israeli Companies Law also provides that a breach of the duty of fairness will be governed by the laws governing breach of contract; however, the Israeli Companies Law does not describe the substance of this duty.

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

Finally, in general, Israeli tax law treats stock-for-stock acquisitions less favorably than does U.S. tax law. Israeli tax law provides for tax deferral in specified acquisitions, including transactions where the consideration for the sale of shares is the receipt of shares of the acquiring company. Nevertheless, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation or to taxation before his investment in the foreign corporation becomes liquid, although in the case of shares of a foreign corporation that are traded on a stock exchange, the tax may be postponed subject to certain conditions.

Insurance, Indemnification and Exculpation of Directors and Officers; Limitations on Liability

Insurance of Office Holders

The Companies Law permits a company, if permitted by its articles of association, to insure an office holder in respect of liabilities incurred by the office holder as a result of:

•           breach of the duty of care owed to the company or a third party;

•                   breach of the fiduciary duty owed to the company, provided that the office holder acted in good faith and had reasonable grounds to believe that his action would not harm the company’s interests;

•                   monetary liability imposed on the office holder in favor of a third party; and

•                   reasonable litigation expenses, including attorney fees, incurred by the office holder as a result of an administrative enforcement proceeding instituted against him (without limiting from the generality of the foregoing, such expenses will include a payment imposed on the office holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israel Securities Law, 5728-1968, as amended (the "Israeli Securities Law"), and expenses that the office holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Israeli Securities Law, including reasonable legal expenses, which term includes attorney fees).

Indemnification of Office Holders

Under the Companies Law, a company can, if permitted by its articles of association, indemnify an office holder for any of the following obligations or expenses incurred in connection with his or her acts or omissions as an office holder:

•        monetary liability imposed on an office holder in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court;

•        reasonable legal costs, including attorney’s fees, expended by an office holder as a result of:

o	an investigation or proceeding instituted against the office holder by a competent authority, provided that such investigation or proceeding concludes without the filing of an indictment against the office holder, and either:

▪	no financial liability was imposed on the office holder in lieu of criminal proceedings, or

▪	financial liability was imposed on the office holder in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent;and (y) in connection with an administrative enforcement proceeding or a financial sanction (without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Office Holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, and expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Israeli Securities Law, including reasonable legal expenses, which term includes attorney fees); and

•         reasonable legal costs, including attorneys’ fees, expended by the office holder or for which the office holder is charged by a court:

o	in an action brought against the office holder by or on behalf of the company or a third party, or

o	in a criminal action in which the office holder is found innocent, or

o	in a criminal action in which the office holder is convicted and in which a proof of criminal intent is not required.

•	A company may indemnify an office holder in respect of these liabilities either in advance of an event or following an event. If a company undertakes to indemnify an office holder in advance of an event, the indemnification, other than legal costs, must be limited to foreseeable events in light of the company’s actual activities when the company undertook such indemnification, and reasonable amounts or standards, as determined by the board of directors.

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

In September 2011, we entered into loan agreements with First International Bank of Israel that provided for loans in the total principal amount of $6.75 million. The Loans bear interest at LIBOR+2.1% with respect to one-half of the principal amount of the loans and LIBOR plus 3.1% with respect to the other half of the principal amount of the loan. The principal amount borrowed is repayable in 20 equal quarterly installments from September 2012 through September 2017. The bank has a lien on our assets and we are required to maintain compensating balances with the bank equal to 50% of the principal amount of the loan. The agreement requires us, among other things, to maintain shareholders' equity, cash balance and liabilities to banks at specified levels and to achieve certain levels of operating income. The agreement also restricts us from paying dividends.

In September 2011, we entered into loan agreements with Bank Leumi in Israel that provided for loans in the total amount of $12.0 million. The loans bear interest at LIBOR+3.4% with respect to one-half of the principal amount of the loans and LIBOR plus 2.75% with respect to the other half of the loans. According to the loan agreement we are required to maintain compensating balances as a bank deposit in an amount equal to 50% of the principal amount of the loan. This bank deposit bears interest at LIBOR plus 2.38%. The principal amount borrowed is repayable in 20 equal quarterly installments from December 2011 through September 2017.

In December 2011, we entered into loan agreements with bank Mizrahi in Israel that provided for loans in the total amount of $5.0 million. The loans bear interest at LIBOR+3.6% with respect to $1.1 million of the loans. According to the loan agreement, we are required to maintain a $3.9 million compensating balance as a bank deposit. This $3.9 million loan bears interest at 0.5% above the bank deposit interest rate. Of the amount borrowed, $1.1 million is repayable in 20 equal quarterly installments and the remaining $3.9 million is repayable in 10 equal semiannual payments through September 2017.

The other terms of the loan with Bank Leumi and Bank Mizrahi are the same as the loan agreement with First International Bank described in the preceding paragraph. Bank Leumi, Bank Mizrahi and First International Bank share the lien on our assets.

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

Israeli Tax Considerations

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax on taxable income at the rate of 24% for the 2011 tax year. The corporate tax rate applicable for 2010 was 25% and for 2009 was 26%.

In December 2010, the "Knesset" (Israeli Parliament) passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among other matters, amendments in the Investment Law. The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company will be able to opt to apply (the waiver is non-recourse) the amendment and from then on it will be subject to the amended tax rates that are: 2011 and 2012 - 15%, 2013 and 2014 - 12.5% and in 2015 and thereafter - 12%.

On December 5, 2011, the Israeli Parliament enacted the Law for Tax Burden Reform (Legislative Amendments), 2011 (the “Law") which, among other things, cancels effective from 2012, the scheduled progressive reduction in the corporate tax rate. The Law also increases the corporate tax rate to 25% in 2012. In view of this increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate were also increased accordingly.

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

Out of our retained earnings as of December 31, 2011, approximately $540,000 are tax-exempt. If we were to distribute this tax-exempt income before our complete liquidation, it would be taxed at the reduced corporate tax rate applicable to these profits (10% to 25%), and an income tax liability of up to approximately $135,000 would be incurred. Our board of directors has currently determined that we will not distribute any amounts of our undistributed tax exempt income as dividend. We intend to reinvest our tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to our Approved Enterprise.

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

In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of conditions stipulated in the Investment Law and related regulations and the criteria set forth in the specific certificate of approval. In the event that a company does not meet these conditions, it will be subject to corporate tax at the rate then in effect under Israeli law for such tax year. As of December 31, 2011, management believes that we meet all of the aforementioned conditions.

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

Law for the Encouragement of Industrial Research and Development, 1984

Under the Law for the Encouragement of Industrial Research and Development, 1984 and the related regulations, or the Research Law, research, development and pre-manufacturing programs that meet specified criteria and are approved by a governmental committee (the Research Committee) of the Office of Chief Scientist (OCS) are eligible for grants of up to 50% of the expenditures on the program. Each application to the OCS is reviewed separately, and grants are based on the program approved by the Research Committee. Expenditures supported under other incentive programs are not eligible for OCS grants. As a result, we cannot be sure that applications to the OCS will be approved or, if approved, that we will receive the amounts for which we apply.

Recipients of these grants are required to pay royalties on the revenues derived from the sale of product developed in accordance with the program. The royalties are payable at the rate of 3% to 6% of revenues, with the total royalties not to exceed 100% of the dollar value of the OCS grant.

The terms of the Israeli government participation require that products developed with OCS grants must generally be manufactured in Israel. If we receive OCS approval for any portion of this manufacturing to be performed outside of Israel, the royalty rate would be increased and the repayment schedule would be accelerated, based on the extent of the manufacturing conducted outside of Israel. Depending upon the extent of the manufacturing volume that is performed outside of Israel, the ceiling on royalties would increase to 120%, 150% or 300% of the grant. Under an amendment to the Research Law effective since 2003, the authority of the Research Committee to approve the transfer of manufacture outside of Israel was expanded.

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

Distributions With Respect to Our Ordinary Shares

For U.S federal income tax purposes, the amount of a distribution with respect to our ordinary shares will equal the amount of cash distributed, the fair market value of any property distributed and the amount of any Israeli taxes withheld on such distribution as described above under “Israeli Tax Considerations – Tax on Dividends.” Other than distributions in liquidation or in redemption of our ordinary shares that are treated as exchanges, a distribution with respect to our ordinary shares to a U.S. Holder generally will be treated as a dividend to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution that exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis in its ordinary shares (but not below zero), and then generally as capital gain from a deemed sale or exchange of such ordinary shares. Corporate U.S. Holders generally will not be allowed a deduction under Section 243 of the Code for dividends received on our ordinary shares and thus will be subject to tax at the rate applicable to their taxable income. Currently, a noncorporate U.S. Holder’s “qualified dividend income” generally is subject to tax at a reduced rate of 15%, although the rate applicable to dividend income currently is scheduled to return to the rate applicable to ordinary income for tax years beginning after December 31, 2012. For this purpose, “qualified dividend income” generally includes dividends paid by a foreign corporation if, among other things, the noncorporate U.S. Holder meets certain minimum holding period requirements and either (a) the stock of such corporation is readily tradable on an established securities market in the U.S., including the NASDAQ Global Select Market, or (b) such corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The U.S. Secretary of the Treasury has indicated that the income tax treaty between the U.S. and Israel is satisfactory for this purpose. Dividends paid by us will not qualify for the 15% U.S. federal income tax rate, however, if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes. See the discussion below under the heading “Passive Foreign Investment Company Status.” U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of their receipt of any distributions with respect to our ordinary shares.

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

Disposition of Our Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder’s sale, exchange or other taxable disposition of our ordinary shares generally will result in the recognition by such U.S. Holder of capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis in the ordinary shares disposed of (measured in U.S. dollars). This gain or loss will be long-term capital gain or loss if such ordinary shares have been held or are deemed to have been held for more than one year at the time of the disposition. Individual U.S. Holders currently are subject to a maximum tax rate of 15% on long-term capital gains recognized during tax years beginning on or before December 31, 2012. Beginning in 2013, the maximum tax-rate applicable to long-term capital gains currently is scheduled to rise to 20%. If the U.S. Holder’s holding period on the date of the taxable disposition is one year or less, such gain or loss will be a short-term capital gain or loss. Short-term capital gains generally are taxed at the same rates applicable to ordinary income. See “Israeli Tax Considerations – Capital Gains Tax” for a discussion of taxation by Israel of capital gains realized on sales of our ordinary shares. Any capital loss realized upon the taxable disposition of our ordinary shares generally will be deductible only against capital gains and not against ordinary income, except that noncorporate U.S. Holders generally may deduct annually from ordinary income up to $3,000 of net capital losses. In general, any capital gain or loss recognized by a U.S. Holder upon the taxable disposition of our ordinary shares will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes, although the tax treaty between the United States and Israel may permit gain derived from the taxable disposition of ordinary shares by a U.S. Holder to be treated as foreign-source income for U.S. foreign tax credit purposes under certain circumstances.

A U.S. Holder’s tax basis in its ordinary shares generally will be the U.S. dollar purchase price paid by such U.S. Holder to acquire such ordinary shares. The U.S. dollar cost of ordinary shares purchased with foreign currency generally will be the U.S. dollar value of the purchase price on the date of purchase or, in the case of ordinary shares that are purchased by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), on the settlement date for the purchase. Such an election by an accrual basis U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the U.S. Internal Revenue Service. The holding period of each ordinary share owned by a U.S. Holder will commence on the day following the date of the U.S. Holder’s purchase of such ordinary share and will include the day on which the ordinary share is sold by such U.S. Holder.

In the case of a U.S. Holder who uses the cash basis method of accounting and who receives NIS in connection with a taxable disposition of ordinary shares, the amount realized will be based on the “spot rate” of exchange on the settlement date of such taxable disposition. If such U.S. Holder subsequently converts NIS into U.S. dollars at a conversion rate other than the spot rate in effect on the settlement date, such U.S. Holder may have a foreign currency exchange gain or loss treated as ordinary income or loss for U.S. federal income tax purposes. A U.S. Holder who uses the accrual method of accounting may elect the same treatment required of cash method taxpayers with respect to a taxable disposition of ordinary shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the U.S. Internal Revenue Service. If an accrual method U.S. Holder does not elect to be treated as a cash method taxpayer (pursuant to U.S. Treasury Regulations applicable to foreign currency transactions), such U.S. Holder may be deemed to have realized an immediate foreign currency gain or loss for U.S. federal income tax purposes in the event of any difference between the U.S. dollar value of the NIS on the date of the taxable disposition and the settlement date. Any such currency gain or loss generally would be treated as U.S.-source ordinary income or loss and would be subject to tax in addition to any gain or loss recognized by such U.S. Holder on the taxable disposition of ordinary shares.

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

There is no definitive method prescribed in the Code, U.S. Treasury Regulations or relevant administrative or judicial interpretations for determining the value of a publicly-traded foreign corporation’s assets for purposes of the Asset Test. The legislative history of the U.S. Taxpayer Relief Act of 1997 (the “1997 Act”) indicates that for purposes of the Asset Test, “the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities.” It is unclear whether other valuation methods could be employed to determine the value of a publicly-traded foreign corporation’s assets for purposes of the Asset Test.

Based on the composition of our gross income and the composition and value of our gross assets during each of 2004, 2005, 2006, 2007, 2008, 2009, 2010 and 2011, we do not believe that we were a PFIC during any of such tax years. It is likely, however, that under the asset valuation method described in the legislative history of the 1997 Act, we would have been classified as a PFIC for each of 2001, 2002 and 2003 primarily because (a) a significant portion of our assets consisted of the remaining proceeds of our two public offerings of ordinary shares in 1999, and (b) the public market valuation of our ordinary shares during such years was relatively low. There can be no assurance that we will not be deemed a PFIC in any future tax year.

If we are treated as a PFIC for U.S. federal income tax purposes for any year during a U.S. Holder’s holding period of our ordinary shares and the U.S. Holder does not make a QEF Election or a “mark-to-market” election (both as described below):

•	(i) the U.S. Holder would be required to (a) report as ordinary income any “excess distributions” (as defined below) allocated to the current tax year, (b) pay tax on amounts allocated to each prior tax year in which we were a PFIC at the highest rate on ordinary income in effect for such prior year, and (c) pay an interest charge on the resulting tax at the rate applicable to deficiencies of U.S. federal income tax. “Excess distributions” with respect to any U.S. Holder are amounts received by such U.S. Holder with respect to our ordinary shares in any tax year that exceed 125% of the average distributions received by such U.S. Holder from us during the shorter of (i) the three previous years, or (ii) such U.S. Holder’s holding period of our ordinary shares before the then-current tax year. Excess distributions must be allocated ratably to each day that a U.S. Holder has held our ordinary shares.

•	(ii) the entire amount of any gain realized by the U.S. Holder upon the sale or other disposition of our ordinary shares also would be treated as an “excess distribution” subject to tax as described above.

•	(iii) the tax basis in ordinary shares acquired from a decedent who was a U.S. Holder generally would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis, if lower.

Although we generally will be treated as a PFIC as to any U.S. Holder if we are a PFIC for any year during the U.S. Holder’s holding period, if we cease to be a PFIC, the U.S. Holder may avoid the consequences of PFIC classification for subsequent years by electing to recognize gain based on the unrealized appreciation in such U.S. Holder’s ordinary shares through the close of the tax year in which we cease to be a PFIC.

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

A U.S. Holder may make a QEF Election with respect to a PFIC for any tax year. A QEF Election is effective for the tax year for which the election is made and all subsequent tax years of the U.S. Holder. Procedures exist for both retroactive elections and the filing of protective statements. A U.S. Holder making the QEF Election must make the election on or before the due date, as extended, for the filing of its U.S. federal income tax return for the first tax year to which the election will apply. A U.S. Holder must make a QEF Election by completing U.S. Internal Revenue Service Form 8621 and attaching it to its U.S. federal income tax return, and must satisfy additional filing requirements each year the election remains in effect. Upon a U.S. Holder’s request, we will provide to such U.S. Holder the information required to make a QEF Election and to make subsequent annual filings.

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

The implementation of many aspects of the Code’s PFIC rules requires the issuance of Treasury Regulations which in many instances have yet to be promulgated and which may have retroactive effect when promulgated. We cannot be sure that any of these regulations will be promulgated or, if so, what form they will take or what effect they will have on the foregoing discussion. For example, under legislation enacted by the U.S. in 2010, U.S. Holders will be required to file a special information return for each year in which we are treated as a PFIC. The U.S. Internal Revenue Service has announced that it is developing guidance for filing this annual information return and intends to revise U.S. Internal Revenue Service Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or a Qualified Electing Fund) to implement this guidance, but until such guidance is issued and the revised Form 8621 is issued, the new annual reporting requirement is suspended for PFIC shareholders not otherwise required to file Form 8621.

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

Information Reporting and Backup Withholding

Payments in respect of our ordinary shares that are made in the U.S. or by certain U.S.-related financial intermediaries may be subject to information reporting requirements and U.S. backup withholding tax at a rate which currently is 28%. The information reporting requirements will not apply, however, to payments to certain U.S. Holders, including corporations and tax-exempt organizations. In addition, the backup withholding tax will not apply to a U.S. Holder that furnishes a correct taxpayer identification number on U.S. Internal Revenue Service Form W-9 (or substitute form). The backup withholding tax is not an additional tax. Amounts withheld under the backup withholding tax rules may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding tax rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service. U.S. Holders should consult their own tax advisors regarding their qualification for an exemption from the backup withholding tax and the procedures for obtaining such an exemption, if applicable.

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

We are exposed to financial market risk associated with changes in foreign currency exchange rates. To mitigate these risks, we use derivative financial instruments. The majority of our revenues and expenses are generated in U.S. dollars. A portion of our expenses, however, is denominated in NIS. In order to protect ourselves against the volatility of future cash flows caused by changes in foreign exchange rates, we use currency forward contracts and currency options. We hedge the part of our forecasted expenses denominated in NIS. If our currency forward contracts and currency options meet the definition of a hedge, and are so designated, changes in the fair value of the contracts will be offset against changes in the fair value of the hedged assets or liabilities through earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change. Our hedging program reduces, but does not eliminate, the impact of foreign currency rate movements and due to the general economic slowdown along with the devaluation of the dollar, our results of operations may be adversely affected. Without taking into account the mitigating effect of our hedging activity, a 10% decrease in the U.S. dollar exchange rates in effect for the year ended December 31, 2011 would cause a decrease in net income of approximately $4 million.

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

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in 13a-15(e) under the Securities Exchange Act) as of December 31, 2011. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were (i) designed to ensure that material information relating to us, including our consolidated subsidiaries, is made known to our management, including our Chief Executive Officer and Chief Financial Officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared and (ii) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2011 based on the framework for Internal Control - Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment under that framework and the criteria established therein, our management concluded that the Company’s internal control over financial reporting were effective as of December 31, 2011.

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

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has served as our independent public accountants for each of the years in the three-year period ended December 31, 2011. The following table presents the aggregate fees for professional audit services and other services rendered by Kost Forer Gabbay & Kasierer in 2010 and 2011.

	Year Ended December 31 (Amounts in thousands)
	2010	2011
Audit Fees	$340	$340
Audit Related Fees	40	84
Tax Fees	52	65
Total	$432	$489

Audit Fees consist of fees billed for the annual audit of the company’s consolidated financial statements and the statutory financial statements of the company. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include services rendered for the integrated audit over internal controls as required under Section 404 of the Sarbanes-Oxley Act applicable in 2010 and 2011, the provision of consents and the review of documents filed with the SEC.

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

During 2011, no services provided to AudioCodes by Kost Forer Gabbay & Kasierer were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2011, we repurchased a total of approximately 1.2 million ordinary shares at a total cost of $4.0 million, as set forth below:

Period	(a) Total Number of Ordinary Shares Purchased (1)	(b) Average Price per Ordinary Share	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares Available for Repurchase under the Plans or Programs
				(in thousands)
October 3 – October 31	441,667	3.08	441,667	3,558,333
November 1 – November 30	451,489	3.33	451,489	3,106,844
December 1 – December 31	311,601	3.74	311,601	2,795,243
Total	1,204,757	3.39	1,204,757	2,795,243

(1) On October 3, 2011, we announced that our Board had authorized a program to repurchase our shares. The program provides for purchases of up to 4,000,000 of our ordinary shares.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 to F-52 hereto.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Document

1.1	Memorandum of Association of Registrant.(1)†

1.2	Articles of Association of Registrant, as amended. *

2.1	Indenture, dated November 9, 2004, between AudioCodes Ltd. and U.S. Bank National Association, as Trustee, with respect to the 2.00% Senior Convertible Notes due 2024.(2)

4.1	AudioCodes Ltd. 1997 Key Employee Option Plan (C).(1)

4.2	AudioCodes Ltd. 1997 Key Employee Option Plan, Qualified Stock Option Plan—U.S. Employees (D).(1)

4.3	License Agreement between AudioCodes Ltd. and DSP Group, Inc., dated as of May 6, 1999.(1)†

4.4	AudioCodes Ltd. 1997 Key Employee Option Plan (D).(1)

4.5	AudioCodes Ltd. 1997 Key Employee Option Plan (E).(1)

4.6	AudioCodes Ltd. 1999 Key Employee Option Plan (F), as amended.(3)

4.7	AudioCodes Ltd. 1997 Key Employee Option Plan, Qualified Stock Option Plan—U.S. Employees (E).(1)

4.8	AudioCodes Ltd. 1999 Key Employee Option Plan, Qualified Stock Option Plan—U.S. Employees (F).(3)

4.9	AudioCodes Ltd. 2001 Employee Stock Purchase Plan—Global Non U.S., as amended.(4)

4.10	AudioCodes Ltd. 2001 U.S. Employee Stock Purchase Plan, as amended.(4)

4.11	AudioCodes Ltd. 2007 U.S. Employee Stock Purchase Plan.(5)

4.12	Sublease Agreement between AudioCodes USA, Inc. and Continental Resources, Inc., dated December 30, 2003.(6)

4.13	Employment Agreement between AudioCodes Ltd. and Shabtai Adlersberg. (7)

4.14	Building and Tenancy Lease Agreement, dated May 11, 2007, by and between Airport City Ltd. and AudioCodes Ltd.(8) †

Exhibit No.	Document

4.15	Letter Agreements, dated April 30, 2008 between First International Bank of Israel, as lender, and AudioCodes Ltd., as borrower. (9) †

4.16	Waiver dated November 24, 2008 to Letter Agreement, dated April 30, 2008, between First International Bank of Israel, as lender, and AudioCodes Ltd., as borrower. (10) †

4.17	Amendment dated February 16, 2009 to Letter Agreements, dated April 30, 2008, between First International Bank of Israel, as lender, and AudioCodes Ltd., as borrower. (10) †

4.18	Letter Agreements, dated July 14, 2008, between Bank Mizrahi Tefahot Ltd., as lender, and AudioCodes Ltd., as borrower. (10) †

4.19	Amendment dated November 2, 2008 to Letter Agreement, dated July 14, 2008, between Bank Mizrahi Tefahot Ltd., as lender, and AudioCodes Ltd., as borrower. (10) †

4.20	Amendment dated April 1, 2009 to Letter Agreement, dated July 14, 2008, between Bank Mizrahi Tefahot Ltd., as lender, and AudioCodes Ltd., as borrower. (10) †

4.21	AudioCodes Ltd. 2008 Equity Incentive Plan. (10)

4.22	Amendment to AudioCodes Ltd. 2008 Equity Incentive Plan. (11)

4.23	Loan Agreement, dated September 27, 2011, between Bank Benleumi, First International Bank of Israel Ltd., as lender, and the Registrant, as borrower. *†

4.24	Loan Agreement, dated September 27, 2011, between Bank Leumi Israel Ltd., as lender, and the Registrant, as borrower. *†

4.25	Loan Agreements, dated December 25, 2011, between Bank Mizrahi Tefahot Ltd., as lender, and the Registrant, as borrower. *†

8.1	Subsidiaries of the Registrant.

12.1	Certification of Shabtai Adlersberg, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. *

12.2	Certification of Guy Avidan, Chief Financial Officer, pursuant to Section 302 of the Sarbanes –Oxley Act of 2002. *

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *

Exhibit No.	Document

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. *

101.1	Interactive Data Files (XBRL-Related Documents). * #

†	English summary of Hebrew original.
*	Filed herewith.
#	Pursuant to Rule 406T of Regulation S-T, the information in Exhibit 101 is furnished and deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing..

(1)	Incorporated by reference to Registrant’s Registration Statement on Form F-1 (File No. 333-10352).
(2)	Incorporated by reference to Registrant’s Registration Statement on Form F-3 (File No. 333-123859).
(3)	Incorporated by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2002.
(4)	Incorporated by reference to Registrant’s Registration Statement on Form S-8 (File No. 333-144823)
(5)	Incorporated by reference to Registrant’s Registration Statement on Form S-8 (File No. 333-144825).
(6)	Incorporated by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2003.
(7)	Incorporated by reference to Exhibit 1 to Registrant’s Form 6-K filed on November 12, 2009.
(8)	Incorporated by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2006.
(9)	Incorporated by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2007.
(10)	Incorporated by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2008
(11)	Incorporated by reference to Registrant’s Registration Statement on Form S-8 (File No. 333-170676).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

AUDIOCODES LTD.

By:	/s/ SHABTAI ADLERSBERG
Shabtai Adlersberg
President and Chief Executive Officer

Date: April 18, 2012

AUDIOCODES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

IN U.S. DOLLARS

INDEX

Page

Report of Independent Registered Public Accounting Firm	2 - 4

Consolidated Balance Sheets	5 - 6

Consolidated Statements of Operations	7

Statements of Changes in Equity	8

Consolidated Statements of Cash Flows	9 - 10

Notes to Consolidated Financial Statements	11 - 52

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

AUDIOCODES LTD.

We have audited the accompanying consolidated balance sheets of AudioCodes Ltd. ("AudioCodes" or "the Company") and subsidiaries as of December 31, 2010 and 2011, and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries at December 31, 2010 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company and subsidiaries' internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 18, 2012 expressed an unqualified opinion thereon.

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 18, 2012	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

AUDIOCODES LTD.

We have audited AudioCodes Ltd's ("AudioCodes" or "the Company") internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). AudioCodes' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, AudioCodes maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AudioCodes and subsidiaries as of December 31, 2010 and 2011 and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2011 and our report dated April 18, 2012 expressed an unqualified opinion thereon.

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 18, 2012	A Member of Ernst & Young Global

AUDIOCODES LTD.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2010	2011

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$50,311	$28,257
Short-term and restricted bank deposits	13,825	14,008
Trade receivables (net of allowance for doubtful accounts of $ 918 and $ 1,461 at December 31, 2010 and 2011, respectively)	26,321	30,923
Other receivables and prepaid expenses	4,896	4,822
Deferred tax assets	2,287	2,600
Inventories	16,279	20,415

Total current assets	113,919	101,025

LONG-TERM ASSETS:
Long-term and restricted bank deposits	-	9,120
Long-term marketable securities	-	23,823
Investment in an affiliated company	1,317	1,251
Deferred tax assets	2,261	2,600
Severance pay funds	15,039	15,410

Total long-term assets	18,617	52,204

PROPERTY AND EQUIPMENT, NET	3,703	3,368

INTANGIBLE ASSETS, NET	5,310	3,985

GOODWILL	32,095	32,095

Total assets	$173,644	$192,677

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	December 31,
	2010	2011
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term loan and current maturities of long-term bank loans	$6,000	$10,243
Trade payables	13,519	12,362
Other payables and accrued expenses	24,168	18,102
Deferred revenues	3,695	5,235

Total current liabilities	47,382	45,942

LONG-TERM LIABILITIES:
Accrued severance pay	15,821	16,106
Senior convertible notes	353	353
Long-term banks loans	9,750	22,912
Deferred revenues and other liabilities	1,158	1,345

Total long-term liabilities	27,082	40,716

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
AudioCodes equity:
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 100,000,000 shares at December 31, 2010 and 2011; Issued: 48,595,373 shares at December 31, 2010 and 49,159,897 shares at December 31, 2011; Outstanding: 41,203,017 shares at December 31, 2010 and 40,562,784 shares at December 31, 2011	128	119
Additional paid-in capital	191,277	196,021
Treasury stock - 7,392,356 shares as of December 31, 2010 and 8,597,113 shares at December 31, 2011	(25,057)	(29,055)
Accumulated other comprehensive income (loss)	822	(240)
Accumulated deficit	(67,990)	(60,826)

Total equity	99,180	106,019

Total liabilities and equity	$173,644	$192,677

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Year ended December 31,
	2009	2010	2011

Revenues	125,894	150,040	155,827
Cost of revenues	56,194	66,138	64,145

Gross profit	69,700	83,902	91,682

Operating expenses:
Research and development, net	29,952	30,189	32,150
Selling and marketing	32,111	35,024	43,248
General and administrative	7,821	8,252	9,028

Total operating expenses	69,884	73,465	84,426

Operating income (loss)	(184)	10,437	7,256
Financial income (expenses), net	(2,744)	(94)	423

Income (loss) before taxes on income	(2,928)	10,343	7,679
Income tax benefit (expense), net	(290)	1,885	(238)
Equity in losses of affiliated company, net	(76)	(213)	(277)

Net income (loss)	(3,294)	12,015	7,164

Net loss attributable to non-controlling interest	472	111	-

Net income (loss) attributable to AudioCodes' shareholders	$(2,822)	$12,126	$7,164

Basic and diluted net earnings (loss) per share attributable to AudioCodes shareholders	$(0.07)	$0.30	$0.17

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands

				Accumulated	Retained
		Additional		other	earnings	Non-	Total
	Share	paid-in	Treasury	comprehensive	(accumulated	controlling	comprehensive	Total
	capital	capital	stock	income	deficit)	interests	income (loss)	equity

Balance as of January 1, 2009	$125	$186,998	$(25,057)	$(912)	$(77,294)	$228		$84,088

Issuance of shares upon exercise of options	-	90	-	-	-	-		90
Stock compensation related to options granted to employees	-	1,991	-	-	-	-		1,991
Comprehensive loss, net:
Unrealized profit on foreign currency cash flow hedges	-	-	-	1,010		-	$1,010	1,010
Net loss	-	-	-	-	(2,822)	(472)	(3,294)	(3,294)
Total comprehensive loss, net							$(2,284)
Balance as of December 31, 2009	125	189,079	(25,057)	98	(80,116)	(244)		83,885

Issuance of shares upon exercise of options	3	2,553	-	-	-	-		2,556
Stock compensation related to options granted to employees	-	1,370	-	-	-	-		1,370
Acquisition of NSC non-controlling interest	-	(1,725)	-	-	-	355		(1,370)
Comprehensive loss, net:
Unrealized profit on foreign currency cash flow hedges	-	-	-	724	-	-	$724	724
Net income (loss)	-	-	-	-	12,126	(111)	12,015	12,015
Total comprehensive income, net							$12,739
Balance as of December 31, 2010	128	191,277	(25,057)	822	(67,990)	-		99,180

Purchase of treasury stock	(11)	-	(3,998)	-	-	-		(4,009)
Issuance of shares upon exercise of options and employee stock purchase plan	2	1,703	-	-	-	-		1,705
Stock compensation related to options granted to employees	-	3,041	-	-	-	-		3,041
Comprehensive loss, net:
Unrealized loss on foreign currency cash flow hedges	-	-	-	(1,062)	-	-	$(1,062)	(1,062)
Net income	-	-	-	-	7,164	-	7,164	7,164
Total comprehensive income, net							$6,102
Balance as of December 31, 2011	$119	$196,021	$(29,055)	$(240)	$(60,826)	$-		$106,019

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2009	2010	2011
Cash flows from operating activities:

Net income (loss)	$(3,294)	$12,015	$7,164
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	4,969	4,359	3,239
Amortization of marketable securities premiums and accretion of discounts, net	252	-	416
Equity in losses of affiliated company, net	76	213	277
Stock-based compensation expenses	1,991	1,370	2,323
Amortization of senior convertible notes discount and deferred charges and gain from redemption	2,930	-	-
Decrease (increase) in accrued interest on loans, marketable securities, bank deposits and structured notes	2,312	(20)	(182)
Increase in deferred tax assets, net	-	(2,321)	(652)
Decrease (increase) in trade receivables, net	11,042	(7,799)	(4,602)
Decrease (increase) in other receivables and prepaid expenses	1,770	(218)	(403)
Decrease (increase) in inventories	6,245	(3,963)	(4,136)
Increase (decrease) in trade payables	(3,052)	4,910	(1,157)
Increase (decrease) in other payables and accrued expenses and other liabilities	(1,760)	6,324	(5,464)
Increase (decrease) in deferred revenues	(1,731)	1,851	1,978
Decrease in accrued severance pay, net	(776)	(319)	(86)

Net cash provided by (used in) operating activities	20,974	16,402	(1,285)

Cash flows from investing activities:

Investment in affiliated company	(341)	-	(211)
Purchase of property and equipment	(1,271)	(1,569)	(1,579)
Purchase of marketable securities	-	-	(24,402)
Short-term bank deposits, net	45,885	77	(183)
Investment in long-term bank deposits	-	-	(9,120)
Proceeds from redemption of marketable securities upon maturity	16,000	-	-

Net cash provided by (used in) investing activities	60,273	(1,492)	(35,495)

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2009	2010	2011
Cash flows from financing activities:

Purchase of treasury stock	-	-	(3,812)
Redemption of senior convertible notes	(73,147)	(50)	-
Proceeds from long-term bank loans	-	-	24,005
Repayment of long-term bank loans	(6,000)	(6,000)	(6,600)
Payment for acquisition of NSC non controlling interest	-	(74)	(278)
Proceeds from issuance of shares upon exercise of options and employee stock purchase plan	90	2,556	1,411

Net cash provided by (used in) financing activities	(79,057)	(3,568)	14,726

Increase (decrease) in cash and cash equivalents	2,190	11,342	(22,054)
Cash and cash equivalents at the beginning of the year	36,779	38,969	50,311

Cash and cash equivalents at the end of the year	$38,969	$50,311	$28,257

Supplemental disclosure of cash flow activities:

Cash paid during the year for income taxes	$363	$261	$848

Cash paid during the year for interest	$2,238	$317	$356

Supplemental disclosures of non cash operational, financing and investing activities

Net change in profit (loss) on foreign currency cash flow hedges	$1,010	$724	$(1,062)
Total commitment for future payments for NSC acquisition which reduced the Company's shareholders' equity	$-	$1,296	$-
Total commitment in respect of treasury stock purchasing	$-	$-	$197
Conversion of Employees Stock Purchase Plan liability to equity upon issuance of shares	$-	$-	$294

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Business overview:

AudioCodes Ltd. ("the Company") and its subsidiaries (together the "Group") design, develop and market products and services for voice, data and video over IP networks to service providers and channels (such as distributors), OEMs, network equipment providers and systems integrators.

The Company operates through its wholly-owned subsidiaries in the United States, Europe, Asia, Latin America and Israel.

b.	Acquisition of Natural Speech Communication Ltd.:

Through December 31, 2009, the Company had invested an aggregate of $ 8,418 in Natural Speech Communication Ltd. ("NSC"), a privately-held company engaged in speech recognition. As of December 31, 2009, the Company owned 59.74% of the outstanding share capital of NSC, which has been consolidated into the financial results of the Company since December 2008.

In January 2010, the Company entered into an agreement to acquire all of the outstanding equity of NSC that it did not own as of December 31, 2009. The closing of the transaction occurred in May 2010. Pursuant to the agreement, the Company purchased the remaining 40.26% of the shares from NSC's non-controlling shareholders for a maximum total consideration of $ 1,733, which includes payments to employees, who were also former NSC's shareholders, that exceeded the fair value of NSC's shares. As a result, the payments in excess of fair value were treated as payroll expenses. The payment of the total consideration can be made, at the Company's option, in any combination of cash and the Company's shares. In accordance with the agreement, $ 224 in 2010 and $ 278 in 2011 were paid in cash. An additional amount of $ 731 is payable in two annual installments commencing in March 2012. Additional consideration of up to $ 500 is payable in 2013, if certain aggregate revenue milestones are met for 2010, 2011 and 2012. The obligation to pay the total consideration to the former NSC shareholders is recorded as a liability.

The liability recorded is comprised of two components: (1) The contingent payments for which the Company recorded a contingent consideration liability of $ 329 based on its estimated fair value as of the closing of the transaction. Thia amount was estimated by utilizing an income approach, taking into account the potential cash payments based on the Company's expectation as to NSC's future revenues in each of the years from 2010 to 2012, and was discounted to arrive at a present value amount. The discount rate was based on the market interest rate and NSC's estimated operational capitalization rate. The contingent consideration liability is marked to market at fair value at each reporting date based on the Company's policy with subsequent changes in the value of the liability recorded in the statement of operations in finance expenses, and (2) A liability with respect to the commitment for future payments was recorded at present value which amounted to $ 967. Such obligation is not re-measured at subsequent periods and only adjusted to changes in time value. As this was an equity transaction between AudioCodes and NSC's non-controlling shareholders, the Company reduced its shareholders' equity by $ 1,370 for the excess costs over book value related to the minority interest in NSC, as required in accordance with Accounting Standards Codification (“ASC”) 810, "Consolidation".

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

As of December 31, 2010 and 2011, the contingent consideration liability estimated fair value amounted to $ 355 and $ 412, respectively, and the liability with regards to the commitment for future payments amounted to $ 958 and $ 707, respectively. Of the total liability, an aggregate amount equal to $ 1,038 and $ 778 was classified as long-term liabilities as of December 31, 2010 and 2011, respectively.

c.	The Group is dependent upon sole source suppliers for certain key components used in its products, including certain digital signal processing chips. Although there are a limited number of manufacturers of these particular components, management believes that other suppliers could provide similar components at comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which could adversely affect the operating results of the Group and its financial position.

d.	The Group's major customer in 2009, accounting for 15.6% of the Group's revenues in that year, filed for bankruptcy in January 2009. The Group's major customer in 2011, accounted for 14.4% of the Group's revenues in that year. No other customer accounted for more than 10% of the Group's revenues in those periods. See also Note 12e.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company's management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. As applicable to these consolidated financial statements, the most significant estimates and assumptions relate to revenue recognition and allowance for sales returns, allowance for doubtful accounts, inventories, intangible assets, goodwill, income taxes and valuation allowance: stock-based compensation and contingent liabilities. Actual results could differ from those estimates.

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

The Group accounts for non-controlling interest in a subsidiary in accordance with ASC 810, "Consolidation". According to ASC 810, non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as a separate component of equity in the consolidated financial statements. As such, changes in the parent's ownership interest with no change of control are treated as equity transactions, rather than step acquisitions or gain or loss resulting from dilution in the holdings of a subsidiary. ASC 810 clarifies that losses of partially-owned consolidated subsidiaries will continue to be allocated to the non-controlling interest even when the investment has already been reduced to zero.

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

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The deposits are mainly in U.S. dollars and bear interest at an average rate of 1.01% and 1.50% for 2010 and 2011, respectively. Short-term deposits are presented at their cost, including accrued interest. In connection with the long term bank loans, and with the office lease agreement, the banks have a lien on the Company's assets and the Company is required to maintain compensating balances with the banks (see also Note 11 and Note 12a). The Company is required to maintain deposits in the same banks that provided the loans. Out of the short-term bank deposits, a total of $ 13,825 and $ 12,934 are restricted short-term deposits as of December 31, 2010 and 2011, respectively.

f.	Marketable securities:

The Company accounts for investments in debt securities in accordance with ASC 320, "Investments-Debt and Equity Securities".

Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. For the year ended December 31, 2011, all securities are classified as held-to-maturity since the Company has the intent and ability to hold the securities to maturity and, accordingly, debt securities are stated at amortized cost.

For the year ended December 31, 2011, all securities covered by ASC No. 320 were designated by the Company's management as held-to-maturity.

The amortized cost of held-to-maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity and any other than temporary impairment losses. Such amortization and interest are included in the consolidated statement of operations as financial income or expenses, as appropriate. The accrued interest on short-term and long-term marketable securities is included in other receivables and prepaid expenses.

For the years ended December 31, 2009 and 2011, no other than temporary impairment losses have been identified. During the year ended December 31, 2010, the Group did not hold any marketable securities.

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

Bank deposits with maturities of more than one year are included in long-term investments and presented at their cost. Accrued interest is included in other receivables and prepaid expenses. The deposits are in U.S dollars and bear interest at an average rate of 2.52% for 2011. In connection with the long term bank loans, the Company is required to maintain compensating balances with the banks (see also Note 11). Out of the long-term bank deposits, a total of $ 8,820 are restricted long-term deposits as of December 31, 2011. The Company is required to maintain deposits in the same banks that provided the loans.

i.	Investment in an affiliated company:

The Company accounts for investment in affiliated company in which it has the ability to exercise significant influence over the operating and financial policies using the equity method of accounting in accordance with the requirements of ASC 323, "Investments - Equity Method and Joint Ventures".

Investment in affiliated company represents investment in ordinary shares, preferred shares and convertible loans. According to ASC 323, additional losses of such company in excess of the carrying amount of the equity investment are recognized based on the seniority level (priority in liquidation) of the particular type of investment held by the Company.

The Company's investment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable in accordance with ASC 323. As of December 31, 2009, 2010 and 2011, no impairment losses had been identified.

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

The Group's long-lived assets are reviewed for impairment in accordance with ASC 360-10-35, "Property, Plant and Equipment - Subsequent Measurement", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset if such assets are considered to be impaired. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The loss is allocated to the long-lived assets of the Group on a pro rata basis using the relative carrying amounts of those assets, except that the loss allocated to an individual long-lived asset of the Group will not reduce the carrying amount of that asset below its fair value whenever that fair value is determinable As of December 31, 2009, 2010 and 2011, no impairment losses had been identified for property and equipment since the fair value of those assets was higher than its carrying amounts.

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

During 2009, 2010 and 2011, no impairment losses were identified.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Goodwill:

Goodwill and certain other purchased intangible assets have been recorded in the Company's financial statements as a result of acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Under ASC 350, "Intangible, Goodwill and Other", goodwill is not amortized, but rather is subject to an annual impairment test. ASC 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired.

The Company performs an annual impairment analysis of goodwill at December 31 of each year, or more often as applicable. The provisions of ASC 350 require that a two-step impairment test be performed on goodwill at the level of the reporting units. In the first step, the Company compares the fair value of each reporting unit to its carrying value. If the fair value exceeds the carrying value of the net assets, goodwill is considered not impaired, and no further testing is required to be performed. If the carrying value of the net assets exceeds the fair value, then the Company must perform the second step of the impairment test in order to determine the implied fair value of goodwill. If the carrying value of goodwill exceeds its implied fair value, then the Company would record an impairment loss equal to the difference.

The Company believes that its business activity and management structure meet the criterion of being a single reporting unit for accounting purposes. The Company performed an annual impairment analysis as of December 31, 2009, 2010 and 2011 using market capitalization.

During 2009, 2010 and 2011, no impairment losses were identified.

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

Revenues from products and services are recognized in accordance with Staff Accounting Bulletin ("SAB") No. 104), "Revenue Recognition", when the following criteria are met: persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable. The Group has no remaining obligation to customers after the date on which products are delivered other than pursuant to warranty obligations and right of return.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In 2011, the Company adopted, on a prospective basis, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2009-13, Topic 605 - Multiple-Deliverable Revenue Arrangements ("ASU 2009-13"). ASU 2009-13 changes the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable to be based on the relative selling price.

The selling price for a deliverable is based on its vendor-specific objective evidence ("VSOE") if available, third-party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. The Company then recognizes revenue on each deliverable in accordance with its policies for product and service revenue recognition. VSOE of selling price is based on the price charged when the element is sold separately. In determining VSOE, the Company requires that a substantial majority of the selling prices fall within a narrow range based on stand alone rates. TPE of selling price is established by evaluating largely interchangeable competitor products or services in stand-alone sales to similarly situated customers. However, as the Company's products contain a significant element of proprietary technology and its solutions offer substantially different features and functionality, the comparable pricing of products with similar functionality typically cannot be obtained. Additionally, as the Company is unable to reliably determine what competitors products' selling prices are on a stand-alone basis, the Company is not typically able to determine TPE. The ESP is established considering multiple factors including, but not limited to, pricing practices in different geographical areas and through different sales channels, gross margin objectives, internal costs, competitors' pricing strategies, and industry technology lifecycles. The selling price of the products was based on ESP. Maintenance selling price was based on VSOE.

The Company limits the amount of revenue recognition for delivered elements to the amount that is not contingent on the future delivery of products or services or subject to customer-specific return or refund privileges. The Company evaluates each deliverable in an arrangement to determine whether they represent separate units of accounting.

Prior to 2011, the Company allocated revenue to each element using the residual method when the VSOE of fair value of the undelivered items for arrangements with multiple elements, such as sales of products that include services and software, exists. Under the residual method, the amount of revenue allocated to delivered elements equals the total arrangement consideration less the aggregate fair value of any undelivered elements. If VSOE of one or more undelivered items did not exist, revenue from the entire arrangement was deferred and recognized at the earlier of: (i) delivery of those elements or (ii) when fair value could be established unless maintenance was the only undelivered element, in which case, the entire arrangement fee was recognized ratably over the contractual support period.

The adoption of ASU 2009-13 did not have a significant impact on the Company's net revenues for the year ended December 31, 2011, compared to the net revenues that would have been recorded under the previous accounting rules.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from services recorded during the years 2009, 2010 and 2011, amounted to $ 11,023, $ 17,378 and $ 20,025 and the related cost of services amounted to $ 3,190, $ 3,983 and $ 4,228, respectively.

The Group grants to certain customers a right of return or the ability to exchange a specific percentage of the total price paid for products they have purchased over a limited period for other products. The Group maintains a provision for product returns and exchanges and other incentives based on its experience with historical sales returns, analysis of credit memo data and other known factors, in accordance with SAB 104. The provision was deducted from revenues and amounted to $ 1,387 and $ 823 as of December 31 2010 and 2011, respectively.

Revenues from the sale of products which were not yet determined to be final sales due to acceptance provisions were deferred and included in deferred revenues. In cases where collectability is not probable, revenues are deferred and recognized upon collection.

n.	Warranty costs:

The Group generally provides a warranty period of 12 months at no extra charge. The Group estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Group's warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Group periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary. As of December 31, 2010 and 2011, the provision for warranty amounted to $ 870 and $ 707, respectively.

o.	Research and development costs:

Research and development costs, net of government grants received, are charged to the statement of operations as incurred. The total government grants presented as a reduction from research and development costs during the years 2009, 2010 and 2011 are $ 2,417, $ 3,912 and $ 2,776, respectively.

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

The trade receivables of the Group are derived from sales to customers located primarily in the Americas, the Far East, Israel and Europe. However, under certain circumstances, the Group may require letters of credit, other collateral, additional guarantees or advance payments. Regarding certain credit balances, the Group is covered by foreign trade risk insurance. The Group performs ongoing credit evaluations of its customers and establishes an allowance for doubtful accounts based upon a specific review. Allowance for doubtful accounts amounted to $ 918 and $ 1,461 as of December 31, 2010 and 2011, respectively

s.	Senior convertible notes:

The Group accounts for senior convertible notes in accordance with ASC 470-20, "Debt with Conversion and Other Options". ASC 470-20 specifies that issuers of such instruments should separately account for the liability and equity components on the issuance day in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. See also Note 10.

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

According to ASC 470-20, if an instrument within its scope is repurchased, an issuer shall allocate the consideration transferred and related transaction costs incurred, to the extinguishment of the liability component and the reacquisition of the equity component. See also Note 10.

t.	Basic and diluted net earnings (loss) per share:

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

Senior convertible notes and certain outstanding stock options and warrants have been excluded from the calculation of the diluted net earnings per ordinary share since such securities are anti-dilutive for all years presented. The total weighted average number of shares related to the senior convertible notes and outstanding options and warrants that have been excluded from the calculations of diluted net income per share was 8,768,909, 3,848,284 and 2,727,374 for the years ended December 31, 2009, 2010 and 2011, respectively.

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

During the year ended December 31, 2009, the Company extended the exercise period of certain options granted to employees by a period of 1-2 years and modified the exercise price with respect to certain employees' awards.

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

The weighted-average estimated fair value of employee stock options granted during the years ended December 31, 2009, 2010 and 2011, was $ 1.22, $ 1.96 and $ 2.69 per share, respectively, using the Black-Scholes option pricing formula. Fair values were estimated using the following weighted-average assumptions (annualized percentages):

	Year ended December 31,
	2009	2010	2011

Dividend yield	0%	0%	0%
Expected volatility	46.24%-50.73%	48.68%-53.2%	53.5%-59.6%
Risk-free interest	1.76%-2.93%	1.02%-2.46%	0.8%-2.04%
Expected life	4.6-5.6 years	4.67-5.69 years	4.67-5.69 years
Forfeiture rate	7.0%	10.0%	10.0%

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

The total equity-based compensation expenses relating to all of the Company's equity-based awards recognized for the years ended December 31, 2009, 2010 and 2011 was included in items of the consolidated statements of income as follows:

	Year ended December 31,
	2009	2010		2011

Cost of revenues	$117	$62		$130
Research and development, net	642	393		526
Selling and marketing expenses	913	1,180		964
General and administrative expenses	319	453		703

Total equity-based compensation expenses	$1,991	$2,088	*)	$2,323

*)	Includes also equity-based compensation that was classified as a liability.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Treasury stock:

The Company has repurchased its ordinary shares from time to time in the open market and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders' equity. See also note 13a.

w.	Severance pay:

The liability for severance pay for Israeli employees is calculated pursuant to Israel's Severance Pay Law, based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date for all employees in Israel. Employees who have been employed for more than one year period, are entitled to one month's salary for each year of employment, or a portion thereof. The Group's liability for all of its Israeli employees is fully provided for by monthly deposits with severance pay funds, insurance policies and by an accrual. The value of these deposits is recorded as an asset in the Company's balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements.

Severance pay expenses for the years ended December 31, 2009, 2010 and 2011, amounted to approximately $ 1,136, $ 1,733 and $ 2,162, respectively.

x.	Employee benefit plan:

The Group has 401(k) defined contribution plans covering employees in the U.S. All eligible employees may elect to contribute a portion of their annual compensation to the plan through salary deferrals, subject to the IRS limit of $ 16.5 during 2011 ($ 22 including catch-up contributions for participants age 50 or over). The Group matches employee contributions to the plan up to a limit of 3% of their eligible compensation, subject to IRS limits. In 2009, 2010 and 2011, the Group matched contributions in the amount of $ 280, $ 240 and $ 301, respectively.

y.	Advertising expenses:

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2009, 2010 and 2011 amounted to $ 139, $ 374 and $ 442, respectively.

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

The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, trade payables, other receivables and other payables approximate their fair value due to the short-term maturity of such instruments. The fair value of long-term bank loans and senior convertible loans also approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

The fair value of foreign currency contracts (used for hedging purposes) is estimated by obtaining current quotes from banks and market observable data of similar instruments.

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820, "Fair Value Measurements and Disclosures" establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

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

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. See also Note 8.

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

The Company's approach for identifying which enterprise should consolidate a variable interest entity is the qualitative approach, based on which enterprise has both (1) the power to direct the economically significant activities of the entity and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the variable interest entity. Determination about whether an enterprise should consolidate a variable interest entity is required to be evaluated continuously as changes to existing relationships or future transactions occur.

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

During 2010, the Group recorded accumulated other comprehensive income in the amount of $ 724 from its forward exchange contracts with respect to payroll and rent expenses expected to be incurred during 2011. Such amount was reclassified into earnings during 2011.

During 2011, the Group recorded accumulated other comprehensive loss in the amount of $ 1,062 from its forward exchange contracts with respect to payroll and rent expenses expected to be incurred during 2012. Such amount will be reclassified into earnings during 2012. See also Note 18.

ac.	Impact of recently issued accounting pronouncements:

In May 2011, the FASB issued ASU No. 2011-04, Topic 820 - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs ("ASU 2011-04"), which amends current fair value measurement and disclosure guidance to converge with International Financial Reporting Standards ("IFRS") and provides increased transparency around valuation inputs and investment categorization. This guidance is effective for fiscal years and interim periods, beginning after December 15, 2011. Early application by public companies is not permitted. The Group's adoption of ASU 2011-04 will not have a significant impact on its consolidated results of operations or financial condition.

In June 2011, the FASB issued ASU No. 2011-05, Topic 220 - Presentation of Comprehensive Income ("ASU 2011-05"), which requires an entity to present total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements and eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. This guidance is effective for fiscal years and interim periods, beginning after December 15, 2011.

In September 2011, the FASB issued ASU No. 2011-08, Topic 350 - Intangibles - Goodwill and Other ("ASU 2011-08"), which amends Topic 350 to allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based the qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This guidance is effective for annual and interim goodwill tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In December 2011, the FASB issued Accounting Standards Update ("ASU") No. 2011-12, Topic 220 - Comprehensive Income ("ASU 2011-12"), which indefinitely deferred certain provisions of ASU 2011-05, including the requirement to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. This amendment is effective for both annual and interim financial statements for fiscal years beginning after December 15, 2011.

In December 2011, the FASB issued ASU No. 2011-11, Topic 2010 - Balance Sheet ("ASU 2011-11"), which contains new disclosure requirements regarding the nature of an entity's rights of set off and related arrangements associated with its financial instruments and derivative instruments. Under U.S. GAAP, certain derivative and repurchase agreement arrangements are granted exceptions from the general off-setting model. To facilitate comparison between financial statements prepared under U.S. GAAP and IFRS, the new disclosure requirement will provide financial statement users information regarding both gross and net exposures. This guidance is effective for annual and interim financial statements beginning on or after January 1, 2013. Retrospective application is required. The Group is still considering the impact of the adoption of ASU 2011-11 on its consolidated results of operations or financial condition.

ad.	Reclassification:

Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	MARKETABLE SECURITIES AND ACCRUED INTEREST

The following is a summary of held to maturity marketable securities:

	December 31, 2011
	Amortized	Unrealized	Unrealized	Fair
	cost	gains	losses	Value
Maturing within one to three years
Corporate debentures	$23,823	$46	$(736)	$23,133

Accrued interest	345	-	-	345

	$24,168	$46	$(736)	$23,478

These investments were issued by highly rated corporations. Accordingly, it was expected that the securities would not be settled at a price less than the amortized cost of the Company's investment. As of December 31, 2011, the Group did not have any investment in marketable securities that was in an unrealized loss position for twelve months period or greater. Since the Company had the ability and intent to hold these investments until an anticipated recovery of fair value, which may be until maturity, the Company did not consider these investments to be other-than-temporarily impaired as of December 31, 2011. Unrealized gains (losses) are valued using alternative pricing sources and models utilizing market observable inputs.

NOTE 4:-	INVENTORIES

	December 31,
	2010	2011

Raw materials	$6,872	$6,977
Finished products	9,407	13,438

	$16,279	$20,415

In the years ended December 31, 2009, 2010 and 2011, the Group wrote-off inventories in a total amount of $ 3,421, $ 1,113 and $ 644, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 5:-	INVESTMENT IN AN AFFILIATED COMPANY

As of December 31, 2010 and 2011, the Company owned 25.61% and 26.56% of MailVision's outstanding share capital, respectively.

In November 2010, the Company converted $588 of convertible loans made to MailVision into equity and its holding increased to 25.61%.

In June 2011, the Company converted $ 74 of convertible loans made to MailVision into equity and its holding increased to 26.56%.

	December 31,
	2010	2011

Invested in equity	$1,581	$1,655
Loans	74	211
Accumulated net loss	(338)	(615)

Total investment	$1,317	$1,251

Balances and transactions with MailVision were as follows:

a.	Balances:

	December 31,
	2010	2011

Other receivables and prepaid expenses	$100	$116

b.	Transactions:

	Year ended December 31,
	2009	2010	2011

Amounts charged - cost of revenues	$94	$417	$2,164

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 6:-	PROPERTY AND EQUIPMENT

	December 31,
	2010	2011
Cost:

Computers and peripheral equipment	$20,424	$21,844
Office furniture and equipment	10,151	10,299
Leasehold improvements	2,291	2,302

	32,866	34,445
Accumulated depreciation:

Computers and peripheral equipment	19,213	20,305
Office furniture and equipment	8,665	9,169
Leasehold improvements	1,285	1,603

	29,163	31,077

Depreciated cost	$3,703	$3,368

Depreciation expenses amounted to $ 3,159, $ 2,822 and $ 1,914 for the years ended December 31, 2009, 2010 and 2011, respectively.

NOTE 7:-	INTANGIBLE ASSETS, DEFERRED CHARGES

		Useful life	December 31,
		(years)	2010	2011
a.	Impaired Cost:

	Acquired technology	5-10	$15,517	$15,517
	Customer relationship	9	4,172	4,172
	Trade name	3	415	415
	Existing contracts for maintenance	3	181	181

			20,285	20,285
	Accumulated amortization:

	Acquired technology		11,554	12,575
	Customer relationship		2,825	3,129
	Trade name		415	415
	Existing contracts for maintenance		181	181

			14,975	16,300

	Amortized cost		$5,310	$3,985

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:-	INTANGIBLE ASSETS, DEFERRED CHARGES (Cont.)

b.	Amortization expenses related to intangible assets amounted to $ 1,810, $ 1,537 and $ 1,325 for the years ended December 31, 2009, 2010 and 2011, respectively.

c.	Expected amortization expenses are as follows

Year ending December 31,
2012	$1,124
2013	$933
2014	$869
2015	$717
2016	$342

$3,985

NOTE 8:-	FAIR VALUE MEASUREMENTS

In accordance with ASC No. 820, "Fair Value Measurements and Disclosures", the Group measures its foreign currency derivative instruments and the contingent consideration to NSC's former shareholders at fair value. Investments in foreign currency derivative instruments are classified within Level 2 value hierarchy. This is because these assets are valued using alternative pricing sources and models utilizing market observable inputs. The contingent consideration to NSC's former shareholders is classified within Level 3 value hierarchy because the liability is based on present value calculations and external valuation models whose inputs include market interest rates, estimated operational capitalization rates, volatilities and illiquidity. Unobservable inputs used in these models are significant.

The Group's financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates:

	December 31, 2010
	Fair value measurements using input type
	Level 2	Level 3	Total

Financial assets related to foreign currency derivative contracts	$822	$-	$822
Contingent consideration related to NSC's former shareholders	$-	$(355)	$(355)
Liability related to equity based compensation	-	(718)	(718)

Total financial liabilities	$-	$(1,073)	$(1,073)

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:-	FAIR VALUE MEASUREMENTS (Cont.)

	December 31, 2011
	Fair value measurements using input type
	Level 2	Level 3	Total

Foreign currency derivative contracts	$(240)	$-	$(240)
Contingent consideration related to NSC's former shareholders		(412)	(412)

Total financial liabilities	$(240)	$(412)	$(652)

Fair value measurements using significant unobservable inputs (Level 3):

Balance at January 1, 2011	$(1,073)
Classification of liability to quity	718
Adjustment due to time change value	(57)

Balance at December 31, 2011	$(412)

NOTE 9:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2010	2011

Vacation accrual	$3,139	$3,030
Royalties provision	596	517
Other employees and payroll accruals	6,531	3,879
Government authorities	1,153	574
Accrued expenses	12,241	9,596
Others	508	506

	$24,168	$18,102

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 10:-	SENIOR CONVERTIBLE NOTES

In November 2004, the Company issued an aggregate of $ 125,000 principal amount of its 2% Senior Convertible Notes due November 9, 2024 (the "Notes"). The Company is obligated to pay interest on the Notes semi-annually on May 9 and November 9 of each year.

The Notes are convertible, at the option of the holders at any time before the maturity date, into ordinary shares of the Company at a conversion rate of 53.4474 ordinary shares per $ 1 principal amount of Notes, representing a conversion price of approximately $ 18.71 per share. Upon such conversion in lieu of the delivering of ordinary shares, the Company may elect to pay the holders cash or a combination of cash and ordinary shares. The Notes are subject to redemption at any time on or after November 9, 2009, in whole or in part, at the option of the Company, at a redemption price of 100% of the principal amount plus accrued and unpaid interest. The Notes are subject to repurchase, at the holders' option, on November 9, 2009, November 9, 2014 or November 9, 2019, at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any, on such repurchase date. The Company may choose to settle in cash upon conversion. The holders of almost all of the principal amount of the Notes outstanding in November, 2009 elected to have the Company repurchase the Notes held by them.

Effective January 1, 2009, the Company adopted the amendment to ASC 470-20 "Debt with Conversion and Other Options". The amendment specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. As a result, the Company recorded an additional $ 2,775 of interest expense in 2009.

During 2009 and 2010, the Company repurchased $ 73,100 and $ 50, respectively, in principal amount of the Notes for a total cost, including accrued interest, of $ 73,147 and $ 50, respectively. As of December 31, 2010 and 2011, there are $ 353 in principal amount of the Notes outstanding. The effective interest rate for the years ended December 31, 2009, 2010 and 2011 amounted to 3.35%, 2% and 2%, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 11:-	LONG-TERM BANK LOANS

In April and July 2008, the Company entered into loan agreements with Israeli commercial banks that provided for loans in the total principal amount of $ 30,000 (the "2008 Loans"). The 2008 Loans bear interest at LIBOR plus 1.3%-1.5% with respect to $ 23,000 of the principal amount of 2008 Loans and LIBOR plus 0.5%-0.65% with respect to the remaining $ 7,000 of principal amount. The principal amount borrowed is repayable in 20 equal quarterly payments through July 2013.

In September and December 2011, the Company entered into loan agreements with banks in Israel that provided for loans in the total principal amount of $ 23,750 (the "2011 Loans"). The 2011 Loans bear interest at LIBOR+2.1%-3.6% with respect to $ 19,850 of the principal amount of the 2011 Loans. The other $ 3,900 of principal amount is required to be maintained as a compensating bank deposit. This portion of the loan bears interest at 0.5% above the interest rate paid on the bank deposit. Of these borrowings, $ 19,850 of the principal amount borrowed is repayable in 20 equal quarterly installments and the remaining $3,900 of principal amount is repayable in 10 equal semiannual payments through September 2017.

As of December 31, 2010 and 2011, the banks have a lien on the Company's assets that secures both the 2008 and 2011 Loans. As of December 31, 2010 and 2011, the Company is required to maintain a total of $ 7,000 and $ 16,450 in compensating balances with the banks, respectively, to secure the 2008 and 2011 Loans. As of December 31, 2010 and 2011, the compensating balances are included in $ 7,000 and $ 7,630 of short-term deposits and $ 0 and $ 8,820 of long-term deposits, respectively. The amount of the compensation balances are allowed to decrease as the Company repays these Loans. The agreements with respect to the 2008 and 2011 Loans require the Company, among other things, to meet certain covenants as to maintaining shareholders' equity, cash balances and liabilities to banks at specified levels and achieving certain levels of operating income.

As of December 31, 2010, the Company was in compliance with its covenants to the banks. As of December 31, 2011 the Company was in compliance with its covenants to the banks except for the covenant not to exceed a certain amount of liabilities to the banks. The Company received a waiver from the banks with respect to this covenant until June 30, 2012. The Company expects to be in compliance with this covenant by the end of the waiver period.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Group's facilities are rented under several lease agreements in Israel, Europe and the U.S. for periods ending in 2017.

Future minimum rental commitments under non-cancelable operating leases, are as follows:

Year ending December 31,

2012	$5,609
2013	5,691
2014	5,487
2015	5,118
2016	5,099
Thereafter	4,677

Total minimum lease payments *)	$31,681

*)	Minimum payments have been reduced by minimum sublease rental of $ 1,425 due in the future under non-cancelable subleases.

In connection with the Company's offices lease agreement in Israel, the lessor has a lien of approximately $ 5,000 which is included in short-term bank deposits.

Rent expenses for the years ended December 31, 2009, 2010 and 2011, were approximately $ 4,558, $ 4,790 and $ 5,327, respectively.

b.	Inventory commitments:

The Group is obligated under certain agreements with its suppliers to purchase specified items of excess inventory which is expected to be utilized in 2012. As of December 31,2011, non- cancelable obligations were approximately $ 1,233.

c.	Royalty commitment to the Office of the Chief Scientist of Israel ("OCS"):

Under the research and development agreements of the Company and its Israeli subsidiaries with the OCS and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3%-5% of sales to the end customer of products developed with funds provided by the OCS, up to an amount equal to 100% of the OCS research and development grants received, linked to the U.S. dollar plus interest on the unpaid amount received based on the 12-month LIBOR rate (from the year the file has been approved) applicable to dollar deposits. The Company is obligated to repay the Israeli Government for the grants received only to the extent that there are sales of the funded products.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The place of manufacturing of a product that was developed with the support of the OCS, or based on know-how developed with the support of the OCS, shall be according to the supported company's declaration in the application for support (including manufacturing abroad). In case a company wishes to transfer manufacturing activity abroad, additional to its statement in the application for support, it will be required to receive approval from the OCS research committee. The committee is entitled to increase both the royalty liability and the rate of the royalty payments. The increased repayment is calculated according to the percentage of the manufacturing activities that are intended to be carried out outside Israel, and can reach up to 300% of the original sum. When the manufacturing of the product is being done outside of Israel, the Company is required to pay an increased royalty rate of an additional 1% (instead of paying 3-5%, the company will pay 4-6%).

As of December 31, 2010 and 2011, the Company and its Israeli subsidiaries have a contingent obligation to pay royalties in the amount of approximately $ 23,357 and
$ 24,062, respectively.

As of December 31, 2011, the Company and its subsidiaries have paid or accrued royalties to the OCS in the amount of $ 1,475, which was recorded as cost of revenues.

d.	Royalty commitments to third parties:

The Group has entered into technology licensing fee agreements with third parties. Under the agreements, the Group agreed to pay the third parties royalties, based on sales of relevant products. See also Note 9.

e.	Legal proceedings:

1.	The Group's major customer in 2008 and 2009 has filed an action asserting that the Group received approximately $ 3.2 million in payments from them during the ninety day period prior to their bankruptcy filing in January 2009 that constitute avoidable preferential transfers. The Group is currently engaged in settlement discussions with the customer with respect to these claims and has reached a settlement in principle whereby all claims by the parties would be settled and the Group would be required to pay $ 20 to the customer. The parties are in the process of documenting the settlement. Upon execution of the settlement agreement, the customer will submit the settlement for court approval. Until the settlement agreement is executed and the court approves the settlement, there can be no certainty that a settlement will occur. If a settlement does not occur, management believes that it has valid defenses to these claims.

2.	In May 2007, the Company entered into an agreement with respect to property adjacent to its headquarters in Israel, pursuant to which a building of approximately 145,000 square feet has been erected and was expected to be leased to the Company for a period of eleven years.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

This new building was substantially completed in May 2010.  The landlord claimed that the Company should have taken delivery of the building at that time and started paying rent.  The Company disagreed with the landlord's interpretation of the relevant agreement. As a result, the landlord terminated the agreement and leased the property to a third party.  This dispute has been referred to arbitration where the Company claims that due to the landlord's failure the Company lost significant potential revenues. The landlord counterclaimed alleging that it sustained losses equal to approximately one year's rent and management fees in the amount of approximately NIS 14 million (approximately $ 3.7 million).  It is not possible at this stage to predict the outcome of these proceedings. The Company believes that it has valid defenses to the counterclaim.

3.	In July 2011, the Company received notification from a successor in interest of one of the Company's former customers ("Customer") that it had been served with a complaint in an action commenced in Federal Court in California alleging that certain of the Company's products infringe intellectual property rights of the plaintiff. The complaint alleged that certain of the Customer’s products infringe patent rights of the plaintiff. The Customer claimed that a feature in its products that allegedly infringes the patent rights was supplied by the Company, and that, based on the purchase agreement with the Company, it should indemnify the Customer with respect to this proceeding. On February 3, 2012, the case was dismissed with prejudice. The Company has not received any further communication from the Customer with respect to this matter.

4.	In September 2011, an action was commenced against the Company's subsidiary, AudioCodes Inc. and numerous other defendants, in Federal Court in Delaware alleging that AudioCodes Inc. and the other defendants, infringed the plaintiff's intellectual property rights in four patents. The claims made are being reviewed and an answer to the claims has not yet been filed. The proceeding is at an early stage and it is not possible at this time to predict the outcome of these proceedings. The Company believes that it has valid defenses to the claims.

5.	In November 2011, an action was commenced against AudioCodes Inc., in Federal Court in Texas alleging that AudioCodes Inc. infringed the plaintiff's intellectual property rights in one patent. Audiocodes Inc. filed an answer to the complaint asserting its position of non-infringement and other defenses. The Company believes that it has valid defenses to the claims.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:-	EQUITY

a.	Treasury stock:

In October 2011, the Company's Board of Directors approved a share repurchase plan pursuant to which the Company was authorized to purchase up to 4,000,000 of its outstanding ordinary shares. During the year ended December 31, 2011, the Company purchased 1,204,757 of its outstanding ordinary shares under this share repurchase plan, at a weighted average price per share of $ 3.33.

b.	Warrants issued to nonemployees:

During the years ended December 31, 2008, 2010 and 2011, the Company granted warrants to purchase 10,000, 25,000 and 2,500 shares at a weighted average exercise price of $ 4.82, $ 2.92 and $ 3.57 per share, respectively, in each case expiring seven years from the date of grant. The Company recorded immaterial compensation expenses with respect to the grant of these warrants in accordance with ASC 505. During 2010, 5,000 warrants were exercised. As of December 31, 2010 and 2011, 30,000 and 32,500 warrants issued to consultants are outstanding, out of which 10,000 and 17,500 warrants are exercisable, respectively.

c.	Employee Stock Purchase Plan:

In May 2001, the Company's Board of Directors adopted the Employee Stock Purchase Plan ("ESPP" or "the Purchase Plan"), which was amended, in July 2007. The Purchase Plan, as amended, provides for the issuance of up to 6,500,000 ordinary shares. As of December 31, 2011, 1,761,317 shares were available for future issuance under the Purchase Plan. Eligible employees can have up to 10% of their wages, up to certain maximums, used to purchase ordinary shares. The Purchase Plan is implemented with purchases every six months. The price of the ordinary shares purchased under the Purchase Plan is equal to 85% of the lower of the fair market value of the ordinary shares on the commencement date of each offering period or on the semi-annual purchase date. The Purchase Plan is considered a compensatory plan. Therefore, the Company records compensation expense in accordance with ASC 718, "Compensation - Stock Compensation", with respect to purchases under the Purchase Plan.

During the year ended December 31, 2011, 288,515 shares were issued under the Purchase Plan for aggregate consideration of $ 1,187. As of December 31, 2011, the Company's Board of Directors decided to suspend the Purchase Plan for the employees of the Company's U.S subsidiary and the Purchase Plan for the Company and its non-U.S subsidiaries has expired.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:-	EQUITY (Cont.)

d.	Employee Stock Option Plans:

In the year ended December 31, 2008, the Board of Directors approved the 2008 Equity Incentive Plan that became effective in January 2009. As of December 31, 2011, the total number of shares authorized for grant under this Plan is 1,327,445.

Stock options granted under the abovementioned plan are exercisable at the fair market value of the ordinary shares at the date of grant and usually expire seven or ten years from the date of grant. The options generally vest over four years from the date of grant. Any options that are forfeited or cancelled before expiration become available for future grants.

The following is a summary of the Group's stock option activity and related information for the year ended December 31, 2011:

	Amount of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year	4,612,530	$7.32
Changes during the year:
Granted	667,201	$5.18
Exercised	(112,737)	$4.58
Forfeited	(454,438)	$6.38
Expired	(818,000)	$12.27

Options outstanding at end of year	3,894,556	$6.10	4.2	$1,824

Vested and expected to vest	3,505,100	$6.10	4.2	$1,642

Options exercisable at end of year	2,355,134	$7.44	2.4	$845

The weighted-average grant-date fair value of options granted during the years ended December 31, 2009, 2010 and 2011 was $ 1.22, $ 1.96 and $ 2.69, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fiscal year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on the last trading day of the fiscal year. This amount changes based on the fair market value of the Company's shares.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:-	EQUITY (Cont.)

Total intrinsic value of options exercised for the twelve months ended December 31, 2009, 2010 and 2011 was $ 130, $ 2,946 and $ 44, respectively. As of December 31, 2011, there was $ 2,750 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 1.55 years.

The options outstanding as of December 31, 2011, have been separated into ranges of exercise prices, as follows:

Range of exercise price	Options outstanding as of December 31, 2011	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2011	Weighted average exercise price of exercisable options
		(Years)

$0.00-1.10	54,316	5.66	$0.01	20,408	$0.01
$1.50-2.51	630,625	4.49	$2.09	328,875	$2.07
$2.57-4.00	690,259	8.47	$3.22	162,712	$2.89
$4.08-6.49	1,089,456	4.48	$5.41	594,739	$5.68
$6.51-9.24	220,500	5.41	$7.28	39,000	$6.70
$9.32-14.76	1,209,400	1.17	$10.52	1,209,400	$10.52

	3,894,556	4.2	$6.10	2,355,134	$7.44

The following is a summary of the Group's restricted share units ("RSUs") activity and related information for the year ended December 31, 2011:

	Number of shares	Weighted average grant date fair value

Outstanding at beginning of year	172,354	$4.59
Changes during the year:
Granted	257,600	$5.66
Exercised	(162,270)	$5.84
Forfeited	(3,000)	$5.66

RSUs outstanding at end of year	264,684	$4.89

During the years ended December 31, 2010 and 2011, the share based compensation expenses related to the RSUs granted amounted to $ 678 and $ 786, respectively.

As of December 31, 2010, the Company recorded a liability based on its fair value in the amount of $ 500 relating to a commitment to grant RSUs that were granted in January 2011. In addition, the Company recorded a liability in its fair value in the amount of $ 160 relating to a commitment to grant RSUs subject to the Company's share price achieving a specified level in the period in between the grant date and January 1, 2013. On January 26, 2011, 141,666 RSUs were granted.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:-	EQUITY (Cont.)

e.	During 2008 and 2009, the Company extended the exercise period of 895,138 and 231,400 options, respectively, granted to employees by a period of 1-2 years and re-priced the exercise price to certain employees. Total options that were re-priced in 2008 and 2009, were 100,000 and 50,000, respectively. The exercise price was adjusted in 2008 from a range of $ 5.7-$ 6.7 to $ 4.17 and in 2009 from a range of $ 4.17-$ 14.76 to $ 0.00.

The Company accounted for these changes as modifications in accordance with ASC 718. The Company calculated the incremental value of these modifications and recorded compensation cost in a total amount of $ 208, $ 14 and $ 0 for the years ended December 31, 2009, 2010 and 2011, respectively.

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

As of December 31, 2011, retained earnings included approximately $ 540 in tax-exempt income earned by the Company's "Approved Enterprise". The Company's Board of Directors has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's "Approved Enterprise".

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

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above Investment Law, regulations published thereunder and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2011, management believes that the Company is in compliance with all of the aforementioned conditions.

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

However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Investment Law as they were on the date of such approval. Therefore, the Company's existing "Approved Enterprises" will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the Investment Law, as amended, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record a deferred tax liability with respect to such tax-exempt income. As of December 31, 2011, there was no taxable income attributable to the Beneficiary Enterprise.

In December 2010, the "Knesset" (Israeli Parliament) passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, amendments in the Investment Law. These amendments became effective as of January 1, 2011. According to the amendments, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company can elect to have this amendment apply to it. Once an election is made, the Company will be subject to the amended tax rates as follows: 2011 and 2012 - 15%, 2013 and 2014 - 12.5% and in 2015 and thereafter - 12%.

The Company does not currently intend to implement the amendment, and intend to continue to comply with the Investment Law as in effect prior to enactment of the amendment until the earlier of such time that compliance with the Investment Law prior to amendment is no longer in the Company's interests or until the expiration of the Company's current investment programs. The Company is required to comply with the amendment subsequent to the expiration of its current investment programs and for any new qualified investment program, after a transitional period. As a result, the amendment may increase the Company's average tax rate in future years.

3.	Net operating loss carryforward:

As of December 31, 2011, the Company has cumulative losses for tax purposes in the amount of approximately $ 24,000, which can be carried forward and offset against taxable income in the future for an indefinite period. As of December 31, 2011, the Company recorded a deferred tax asset of $ 3,714 in respect of such carryforward tax losses.

As of December 31, 2011, the Company's Israeli subsidiaries have estimated total available carry forward tax losses of approximately $ 67,000. The net operating losses may be claimed and offset against taxable income in the future for an indefinite period.

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

Management believes that the Company is currently qualified as an "industrial company" under the Encouragement Law and, as such, enjoys tax benefits, including: (1) deduction of purchase of know-how and patents and/or right to use a patent over an eight-year period; (2) the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company; (3) accelerated depreciation rates on equipment and buildings; and (4) expenses related to a public offering on the Tel-Aviv Stock Exchange and on recognized stock markets outside of Israel, are deductible in equal amounts over three years.

Eligibility for benefits under the Encouragement Law is not subject to receipt of prior approval from any Governmental authority. No assurance can be given that the Israeli tax authorities will agree that the Company qualifies, or, if the Company qualifies, that the Company will continue to qualify as an industrial company or that the benefits described above will be available to the Company in the future.

5.	Tax rates:

Taxable income of Israeli companies is subject to tax at the rate of 26%, 25% and 24% in 2009, 2010 and 2011, respectively.

On December 5, 2011, the Israeli Parliament (the Knesset) enacted the Law for Tax Burden Reform (Legislative Amendments), 2011 ("the Law") which, among others, cancels effective from 2012, the scheduled progressive reduction in the corporate tax rate. The Law also increases the corporate tax rate to 25% in 2012. In view of this increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate were also increased accordingly.

The adoption of the legislative amendments effected the calculation of deferred income taxes.

The effective tax rate payable by a company which is taxed under the Investment Law may be considerably lower (see also Note 14 a2).

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:-	TAXES ON INCOME (Cont.)

b.	Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2009	2010	2011

Domestic	$(5,963)	$9,277	$5,632
Foreign	3,035	1,066	2,047

	$(2,928)	$10,343	$7,679

c.	Taxes on income are comprised as follows:

	Year ended December 31,
	2009	2010	2011

Current taxes	$290	$436	$890
Deferred taxes	-	(2,321)	(652)

	$290	$(1,885)	$238

Domestic	$484	$(1,617)	$151
Foreign	(194)	(268)	87

	$290	$(1,885)	$238

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group's deferred tax liabilities and assets are as follows:

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:-	TAXES ON INCOME (Cont.)

	December 31,
	2010	2011
Deferred tax assets:
Net operating loss carry forward	$50,826	$52,485
Reserves and allowances	6,798	8,283

Net deferred tax assets before valuation allowance	57,624	60,768
Valuation allowance	(53,076)	(55,568)

Deferred tax asset	$4,548	$5,200

Domestic:
Short-term deferred tax asset	$1,860	$1,857
Long-term deferred tax asset	1,353	1,857

	$3,213	$3,714

Foreign:
Short-term deferred tax asset	$427	$743
Long-term deferred tax asset	908	743

	$1,335	$1,486

The Company's U.S. subsidiary has estimated total available carry forward tax losses of approximately $ 82,000 to offset against future taxable income that expire between 2020 and 2029. As of December 31, 2011, the Company's U.S subsidiary recorded a deferred tax asset of $ 1,486 relating to the available net carry forward tax losses.

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

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the actual tax expense (benefit) as reported in the statement of operations is as follows:

	Year ended December 31,
	2009	2010	2011

Income (loss) before taxes, as reported in the consolidated statements of operations	$(2,928)	$10,343	$7,679

Statutory tax rate	26%	25%	24%

Theoretical tax benefits on the above amount at the Israeli statutory tax rate	$(761)	$2,586	$1,843
Income tax at rate other than the Israeli statutory tax rate	337	327	275
Tax advanaces and non-deductible expenses including equity based compensation expenses	1,425	646	1,373
Deferred taxes on losses for which a valuation allowance was provided	382	(3,855)	2,492
Valuation allowance recorded to APIC	-	181	(266)
Utilization of operating losses carry forward	(1,469)	(2,846)	(3,233)
Tax adjustment in respect of different tax rates	-	-	(1,219)
Taxes in respect to prior years	90	41	(54)
State and Federal taxes	21	90	93
Foreign exchange	251	760	(901)
Other individually immaterial income tax item	14	185	(165)

Actual tax expense (benefit)	$290	$(1,885)	$238

f.	A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Gross unrecognized tax benefits as of January 1, 2011	$158

Increase in tax position for current year	32

Gross unrecognized tax benefits as of December 31, 2011	$190

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:-	TAXES ON INCOME (Cont.)

The Company recognizes interest and penalties related to unrecognized tax benefits in tax expenses. The liability for unrecognized tax benefits does not include accrued interest and penalties of $ 180 and $ 189 at December 31, 2010 and 2011, respectively.

The Company has received final tax assessment through the year 2006.

NOTE 15:-	BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE

	Year ended December 31,
	2009	2010	2011

Numerator:

Net income (loss) attributed to Audiocodes shareholders	$(2,822)	$12,126	$7,164

Denominator:

Denominator for basic earnings per share - weighted average number of ordinary shares, net of treasury stock	40,207,923	40,559,759	41,437,927
Effect of dilutive securities:
Employee stock options and ESPP	*) -	401,240	497,170
Senior convertible notes	*) -	*) -	*) -

Denominator for diluted net earnings per share - adjusted weighted average number of shares	40,207,923	40,960,999	41,935,097

*)    Antidilutive.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 16:-	FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2009	2010	2011

Financial expenses:
Interest	$(4,739)	$(318)	$(346)
Amortization of marketable securities premiums and accretion of discounts, net	(253)	-	(416)
Exchange rate	-	(99)	(612)
Others	(232)	(228)	(133)

	(5,224)	(645)	(1,507)
Financial income:
Interest and others	2,376	551	1,930
Exchange rate	104	-	-

	2,480	551	1,930

	$(2,744)	$(94)	$423

NOTE 17:-	GEOGRAPHIC INFORMATION

a.	Summary information about geographic areas:

The Group manages its business on a basis of one reportable segment (see Note 1 for a brief description of the Group's business). The data is presented in accordance with ASC 280, "Segment Reporting". Revenues in the table below are attributed to geographical areas based on the location of the end customers.

The following presents total revenues for the years ended December 31, 2009, 2010 and 2011 and long-lived assets as of December 31, 2009, 2010 and 2011.

	2009		2010		2011
	Total	Long- lived	Total	Long- lived	Total	Long- lived
	revenues	assets	revenues	assets	revenues	assets

Israel	$10,410	$20,938	$19,223	$19,867	$11,887	$19,364
Americas	69,960	22,799	71,538	21,128	85,630	19,914
Europe	27,101	87	32,566	66	36,322	125
Far East	18,423	74	26,713	47	21,988	45

	$125,894	$43,898	$150,040	$41,108	$155,827	$39,448

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 17:-	GEOGRAPHIC INFORMATION (Cont.)

b.	Product lines:

Total revenues from external customers divided on the basis of the Company's product lines are as follows:

	Year ended December 31,
	2009	2010	2011

Technology	$34,995	$45,266	$35,017
Networking	90,899	104,774	120,810

	$125,894	$150,040	$155,827

NOTE 18:-	DERIVATIVE INSTRUMENTS

The Group enters into hedge transactions with a major financial institution, using derivative instruments, primarily forward contracts and options to purchase and sell foreign currencies, in order to reduce the net currency exposure associated with anticipated expenses (primarily salaries and rent expenses) in currencies other than the U.S. dollar. The Company currently hedges such future exposures for a maximum period of one year. However, the Company may choose not to hedge certain foreign currency exchange exposures for a variety of reasons, including but not limited to immateriality, accounting considerations and the prohibitive economic cost of hedging particular exposures. There can be no assurance the hedges will offset more than a portion of the financial impact resulting from movements in foreign currency exchange rates.

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

The Group had a net deferred gain (loss) associated with cash flow hedges of $ 822 and $ (240) recorded in other comprehensive income as of December 31, 2010 and 2011, respectively. As of December 31, 2011, the hedged transactions are expected to occur within twelve months.

The Group entered into forward contracts to hedge the fair value of assets denominated in New Israeli Shekels that did not meet the requirement for hedge accounting. The Company measured the fair value of the contracts in accordance with ASC 820 at level 2. The net gains recognized in "financial and other expenses, net" during 2010 and 2011 were $ 200 and $ 187, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 18:-	DERIVATIVE INSTRUMENTS (Cont.)

As of December 31, 2010 and 2011, the Group had outstanding forward contracts in the amount of $ 13,125 and $ 19,100, respectively.

The fair value of the Group's outstanding derivative instruments and the effect of derivative instruments in cash flow hedging relationship on other comprehensive income for the years ended December 31, 2010 and 2011, are summarized below:

Foreign exchange forward and		December 31,
options contracts	Balance sheet	2010		2011

Fair value of foreign exchange forward contracts	"Other receivables and prepaid expenses"		$822	$
	"Other payables and accrued expenses"	$			$(240)

Gains (losses) recognized in OCI (effective portion)	"Other comprehensive income"		$724		$(1,062)

The effect of derivative instruments in cash flow hedging relationship on income for the years ended December 31, 2010 and 2011 is summarized below:

Foreign exchange forward and	Statements of	Year ended December 31,
options contracts	operations	2010	2011

Gain (loss) on derivatives recognized in OCI	"Operating expenses"	$1,316	$(205)

Gain recognized in income on derivatives (effective portion)	"Operating expenses"	$592	$857

- - - - - - - - - - -

EXHIBIT INDEX

Exhibit No.	Document

1.2	Articles of Association of Registrant, as amended.

4.23	Loan Agreement, dated September 27, 2011, between Bank Benleumi, First International Bank of Israel Ltd., as lender, and the Registrant, as borrower. †

4.24	Loan Agreement, dated September 27, 2011, between Bank Leumi Israel Ltd., as lender, and the Registrant, as borrower. †

4.25	Loan Agreements, dated December 25, 2011, between Bank Mizrahi Tefahot Ltd., as lender, and the Registrant, as borrower. †

8.1	Subsidiaries of the Registrant.

12.1	Certification of Shabtai Adlersberg, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Guy Avidan, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

101.1	Interactive Data Files (XBRL-Related Documents). *

†	English summary of Hebrew original.

*	In accordance with Rule 406T of Regulation S-T, the information in Exhibit 101 is furnished and deemed not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, and otherwise is not subject to liability under these sections and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.