Form 20-F
period 2012-12-31
AUDIOCODES LTD
filed 2013-04-11
CIK 1086434

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

1 Hayarden Street, Airport City Lod 7019900, Israel
(Address of principal executive offices)

Shabtai Adlersberg, Chairman and CEO, Tel: 972-3-976-4105, Fax: 972-3-9764040, 1 Hayarden Street, Airport City, Lod 7019900 Israel
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

As of December 31, 2012, the Registrant had outstanding 37,975,803 Ordinary Shares, nominal value NIS 0.01 per share.

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

☐ Item 17      ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes   ☐   No   ☒

-i-

PRELIMINARY NOTE

This Annual Report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act, or the Exchange Act. These forward-looking statements can generally be identified as such because the context of the statement will include words such as may, “will,” “intends,” “plans,” “believes,” “anticipates,” “expects,” “estimates,” “predicts,” “potential,” “continue,” or “opportunity,” the negative of these words or words of similar import. Similarly, statements that describe our business outlook or future economic performance, anticipated revenues, expenses or other financial items, introductions and advancements in development of products, and plans and objectives related thereto, and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are also forward-looking statements. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under Item 3.D, “Key Information - Risk Factors” of this Annual Report.

Our actual results of operations and execution of our business strategy could differ materially from those expressed in, or implied by, the forward-looking statements. In addition, past financial and/or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. In evaluating our forward-looking statements, you should specifically consider the risks and uncertainties set forth under Item 3.D, “Key Information - Risk Factors” of this Annual Report.

PART I

Unless the context otherwise requires, “AudioCodes,” “us,” “we” and “our” refer to AudioCodes Ltd. and its subsidiaries.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The selected financial data, set forth in the table below, have been derived from our audited historical financial statements for each of the years from 2008 through 2012. The selected consolidated statement of operations data for the years ended December 31, 2010, 2011 and 2012, and the selected consolidated balance sheet data as of December 31, 2011 and 2012, have been derived from our audited consolidated financial statements set forth elsewhere in this Annual Report. The selected consolidated statement of operations data for the years ended December 31, 2008 and 2009, and the selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010, have been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report. The selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to these consolidated financial statements.

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(In thousands, except per share data)
Statement of Operations Data:
Revenues:
Products	$163,992	$114,871	$132,662	$135,827	$103,651
Services	10,752	11,023	17,378	20,025	23,839
Total revenue	174,744	125,894	150,040	155,827	127,490

Cost of revenues:
Products	73,919	53,004	62,155	59,917	48,371
Services	3,536	3,190	3,983	4,228	5,923
Total cost of revenue	77,455	56,194	66,138	64,145	54,294

Gross profit	97,289	69,700	83,902	91,682	73,196
Operating expense:
Research and development, net	37,833	29,952	30,189	32,150	28,677
Selling and marketing	44,657	32,111	35,024	43,248	40,040
General and administrative	9,219	7,821	8,252	9,028	8,214
Impairment of goodwill and intangible assets	85,015	-	-	-	-
Total operating expenses	176,724	69,884	73,465	84,426	76,931
Operating income (loss)	(79,435)	(184)	10,437	7,256	(3,735)
Financial expenses, net	3,268	2,744	94	423	453
Income (loss) before taxes on income	(82,703)	(2,928)	10,343	7,679	(3,282)
Income tax expense (benefit), net	505	290	(1,885)	(238)	(541)
Equity in losses of affiliated companies	2,582	76	213	277	(354)
Net income (loss)	$(85,790)	$(3,294)	$12,015	$7,164	$(4,177)
Net loss attributable to a non-controlling interest	-	$472	$111	$-	$-
Net income (loss) attributable to AudioCodes’ shareholders	$(85,790)	$(2,822)	$12,126	$7,164	$(4,177)
Basic net earnings (loss) per share	$(2.08)	$(0.07)	$0.30	$0.17	$(0.11)
Diluted net earnings (loss) per share	$(2.08)	$(0.07)	$0.30	$0.17	$(0.11)
Weighted average number of ordinary shares used in computing basic net earnings (loss) per share	41,201	40,208	40,560	41,438	39,125
Weighted average number of ordinary shares used in computing diluted net earnings (loss) per share	41,201	40,208	40,961	41,935	39,125

	December 31,
	2008	2009	2010	2011	2012
Balance Sheet Data:
Cash and cash equivalents	$36,779	$38,969	$50,311	$28,257	$15,219
Short-term and restricted bank deposits, marketable securities and accrued interest	78,351	13,902	13,825	14,353	18,296
Working capital	57,370	54,557	66,537	55,083	46,598
Long-term and restricted bank deposits and long-term marketable securities	-	-	-	32,943	25,013
Total assets	230,304	147,533	173,718	192,677	166,004
Bank loans	27,750	21,750	15,750	33,155	22,913
Senior convertible notes	70,670	403	353	353	353
AudioCodes shareholders’ equity	83,860	84,129	99,180	106,019	98,297
Non-controlling interest	228	(244)	-	-	-
Total equity	84,088	83,885	99,180	106,019	98,297
Capital stock (*)	167,981	170,062	172,263	176,998	178,623

(*) Capital stock represents share capital plus additional paid-in capital, less carrying amount of the equity component of the senior convertible notes.

Currency and Exchange Rates

The following table sets forth the exchange rates for one United States dollar (“US$”) expressed in terms of one New Israeli Shekel (“NIS”) in effect at the end of the following years, (based on the exchange rate on the last day of each year).

December 31,
2008	2009	2010	2011	2012
3.802	3.775	3.549	3.821	3.733

The high and low exchange rates for each month during the previous six months are as follows (NIS per United States $1.00):

Month	High	Low
October 2012	3.895	3.792
November 2012	3.952	3.810
December 2012	3.835	3.726
January 2013	3.791	3.714
February 2013	3.733	3.663
March 2013	3.733	3.637

The high, low, average (calculated by using the average of the exchange rates on the last day of each month during the period) and closing exchange rates for each of the Company’s five previous fiscal years are as follows:

	Year Ended December 31,
	2008	2009	2010	2011	2012
High	4.022	4.256	3.894	3.821	4.084
Low	3.230	3.690	3.549	3.363	3.700
Average	3.586	3.923	3.732	3.579	3.858
Period End	3.802	3.775	3.549	3.821	3.733

Unless otherwise indicated, in this Annual Report all references herein are to United States dollar.

The exchange rate on April 3, 2013, as reported by the Bank of Israel, for the conversion of United States dollars into New Israeli Shekel was U.S. $1.00 equals NIS 3.618.

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

Risks Related to Our Business and Industry

We reported losses in 2008, 2009 and 2012. We may experience additional losses in the future.

We reported a net loss of $85.8 million in 2008, $2.8 million in 2009 and $4.2 million in 2012. We reported net income of $12.1 million in 2010 and $7.2 million in 2011. The loss in 2008 included a non-cash impairment charge of $86.1 million taken in the fourth quarter of 2008 with respect to goodwill, intangible assets and investment in an affiliate. The majority of our expenses are directly and indirectly related to the number of people we employ. We may increase our expenses based on projections of revenue growth. If at any given time we do not meet our expectations for growth in revenues our expenses incurred in anticipation of projected revenues may cause us to incur a loss. We may not be able to anticipate a loss in advance and adjust our variable costs accordingly. We cannot be sure that we will be able to return to profitability in 2013.

We have depended, and expect to continue to depend, on a small number of large customers. The loss of one or more of our large customers or the reduction in purchases by a significant customer or failure of such customer to pay for the products it purchases from us could have a material adverse effect on our revenues.

Historically, a substantial portion of our revenues has been derived from large purchases by a small number of original equipment manufacturers, or OEMs, and network equipment providers, or NEPs, systems integrators and distributors. Our top three customers accounted for approximately 22.2% of our revenues in 2010, 25.5% of our revenue in 2011 and 25.3% of our revenues in 2012. Sales to ScanSource Communications Inc., our largest customer, accounted for 13.9% of our revenues in 2012 compared to 14.4% of our revenues in 2011 and 9.8% of our revenues in 2010. We do not enter into sales agreements in which a customer is obligated to purchase a set quantity of our products. Based on our experience, we expect that our customer base may change from period to period. If we lose a large customer and fail to add new customers, or if purchases made by such customers are significantly reduced, there could be a material adverse effect on our results of operations. For example, Nortel Networks was our largest customer in 2008 and 2009 accounting for 14.4% of our revenues in 2008 and 15.6% of our revenues in 2009. Nortel filed for bankruptcy protection in January 2009. In 2010, Nortel accounted for only 3.9% of our revenue, in 2011 revenues from sales to Nortel were negligible, and, in 2012, there were no revenues from sales to Nortel. Our sales to companies that purchased units of Nortel are significantly less than our sales to Nortel. The reduction in sales to Nortel and the purchasers of its business units negatively affected our results of operations. Any significant reduction in sales to other large customers similar to the loss of our sales to Nortel could have a material adverse effect on our results of operations.

Recent and future economic conditions may adversely affect our business.

The uncertain economic and credit environment is having a negative impact on business around the world. The impact of these conditions on the technology industry and our major customers and potential customers has been significant. Conditions may continue to be uncertain or may be subject to deterioration which could lead to a further reduction in consumer and customer spending overall, which could have an adverse impact on sales of our products. A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their orders of our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity. A significant adverse change in a customer’s financial and/or credit position could also require us to assume greater credit risk relating to that customer’s receivables or could limit our ability to collect receivables related to previous purchases by that customer. As a result, our reserves for doubtful accounts and write-offs of accounts receivable could increase.

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

We borrowed $30 million in 2008 that is repayable in 20 equal quarterly payments of $1.5 million from August 2008 through July 2013. In 2011, we borrowed an additional $23.8 million. Of that amount, $19.9 million is repayable in 20 equal quarterly payments of approximately $1.0 million from December 2011 through September 2017 and the remaining $3.9 million is repayable in 10 equal semiannual payments of $390,000 from June 2012 through December 2016. If we are unable to make payments when required by these loan agreements or if we do not comply with covenants in our loan agreements with respect to maintaining shareholders’ equity at specified levels or achieving certain levels of operating income, we could be required to repay all or portion of these bank loans prior to their maturity. During 2011 and 2012, we were not in compliance with some of the financial covenants contained in our loan agreements. Each of our lenders agreed to waive compliance with these covenants subject to compliance with revised financial covenants during the remainder of 2012 and 2013. If we are unable to comply with these revised financial covenants in the future, our lenders could require us to repay all of our outstanding loans.

We are party to an agreement for the construction and long-term lease of a new building in Israel. We are currently engaged in a dispute with the landlord with respect to this lease. Any unfavorable outcome in this dispute could result in significant damages to us.

In May 2007, we entered into an agreement with respect to property adjacent to our headquarters in Israel, pursuant to which a building of approximately 145,000 square feet has been erected and was expected to be leased to us for a period of eleven years. This new building was substantially completed on a structural level in May 2010. The landlord claimed that we should have taken delivery of the building at that time and started paying rent. We disagreed with the landlord’s interpretation of the relevant agreement. As a result, the landlord terminated the agreement and leased the property to a third party. This dispute has been referred to arbitration where we claim that due to the landlord’s failure we lost significant potential revenues. The landlord counterclaimed alleging that it sustained losses equal to approximately one year’s rent and management fees in the aggregate amount of approximately NIS 14 million (approximately $3.75 million based on the December 31, 2012 exchange rate). It is not possible at this stage to predict the outcome of these proceedings. We believe that we have valid defenses to the counterclaim. An unfavorable outcome in the arbitration could result in the payment by us of a significant amount to the landlord.

We are dependent on the development of the VoIP market to increase our sales.

We are dependent on the development of the Voice over Internet Protocol, or VoIP, market to increase our sales. We cannot be sure that the delivery of telephone and other communications services over packet networks will continue to expand or that there will be a need to interconnect to other networks utilizing the type of technology contained in our products. For example, the need for our media gateway products depends on the need to interconnect VoIP networks with traditional non-packet based networks. Our enterprise session border control products depend on growth in the need to interconnect Voice over Packet and unified communication systems with each other. The adaptation process of connecting packet networks and telephone networks can be time consuming and costly. Sales of our VoIP products will depend on the continued development of packet networks and the commercialization of VoIP services. If this market develops more slowly than we expect, we may not be able to sell our products in a significant enough volume to be profitable.

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

Our success is dependent, in part, on the willingness of our customers to transition or migrate to new products, such as our expanded offering of Mediant and IP media products, our residential gateways, our session border controller products, our multi service business gateways (MSBRs), our software application products or expected future products. We are involved in a continuous process of evaluating changing market demands and customer requirements in order to develop and introduce new products, features and applications to meet changing demands and requirements. We need to be able to interpret market trends and the advancement of technology in order to successfully develop and introduce new products, features and applications. If potential customers defer transition or migration to new products, our return on our investment in research and development with respect to products recently introduced or expected to be introduced in the near future will be lower than we originally anticipated and our results of our operations may suffer.

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

We have invested significant resources in developing products compatible with Microsoft Lync related solutions. If Microsoft abandons this solution, decides to promote products of our competitors instead of our products, is unwilling to continue to recognize AudioCodes as its partner or fails to achieve the expected growth of Lync, our results of operations will be adversely affected.

We have invested significant resources in complying with Microsoft’s requirements for the purpose of becoming a Microsoft recognized partner for their unified communication solutions for the enterprise market, which are known as Microsoft Lync. We believe that recognition as a Microsoft partner enhances our access to and visibility in markets relevant to our products. We are dependent on the users of Microsoft Lync to recognize the utility of our compatible products and purchase them. If Microsoft were to abandon Lync, decide to promote the products of our competitors instead of our products, is unwilling to continue to recognize AudioCodes as a Lync partner or fails to achieve the expected growth of Lync, our results of operations will be adversely affected.

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

Our principal competitors in the area of analog media gateways (2 to 24 ports) for access and enterprise are Linksys (a division of Cisco Systems, Inc.), Mediatrix Telecom, Inc., Vega Stream Limited, Innovaphone AG, NET (acquired by Sonus Networks), Tainet Communication System Corp., D-Link Systems, Inc., Patton, Sangoma, Dialogic and Edgewater.

Our principal competitors in the residential gateway market are Pirelli Broadband (ADB), Technicolor (previously Thomson), Sagemcom, ZyXEL, Netgear, Bewan (Pace), Huawei, FiberHome and ZTE.

In the area of low and mid density digital gateways we face competition from companies such as Nokia-Siemens, Huawei, and from Cisco, Dialogic, Genband, Sonus Networks, NET (acquired by Sonus Networks), Patton, Ferrari and Snagoma.

Our competitors in the area of multi service business gateways are companies such as Cisco, Juniper, Adtran, One-Access, Patton, Huawei, HP/3COM, Alcatel and more.

Specifically in the area of enterprise class session border controller technology we compete with ACME Packet (acquired by Oracle), Cisco, SIPera (acquired by Avaya), Sonus Networks, NET (acquired by Sonus Networks), Ingate and Edgewater.

Our competitors in the Microsoft Lync certified gateways and session border controller markets include NET (acquired by Sonus Networks), Dialogic, Cisco, Ferrari and ACME Packet (acquired by Oracle).

Some of our competitors are also customers of our products and technologies.

Our principal competitors in the sale of signal processing chips are Broadcom, Octasic and Mindspeed. Other indirect competition is arriving from the integration of VoIP functionality into processors (running VoIP signal processing on generic ARM/MIPS cores), thus decreasing the need for dedicated signal processing chips in the VoIP product. Examples to such manufacturers are Cavium, Texas Instruments and more. Our principal competitors in the communications board market are Dialogic, Sangoma and PIKA Technologies.

Our principal competitors in the area of IP Phones are comprised of “best-of-breed” IP phone vendors and end-to-end IP telephony vendors. “Best of breed” IP phone vendors sell standard-based SIP phones that can be integrated into any standards-based IP-PBX or hosted IP telephony system. These competitors include Polycom, HP, Yaelink and SNOM. End-to-end IP telephony vendors sell IP phones that only work in their proprietary systems. These competitors include Cisco, Avaya, Alcatel-Lucent, Siemens, Aastra, NEC and more.

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

In addition, we have engaged several original design manufacturers, or ODMs, based in Asia to design and manufacture some of our products and may engage additional ODMs in the future. Any problems that occur and persist in connection with the delivery, quality, cost of the assembly or testing of our products, as well as the termination of our commercial relationship with an ODM or the discontinuance of the manufacturing of the respective products could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to deliver our products to our customers, and substantial reengineering costs may be incurred if a small number of third-party suppliers do not provide us with key components on a timely basis.

Texas Instruments Incorporated supplies all of the chips for our signal processor product line. Our signal processor line is used both as a product line in its own right and as a key component in our other product lines. Motorola and Cavium Networks manufacture all of the communications and network processors currently used on our embedded communications boards and network products.

We have not entered into any long-term supply agreements or alternate source agreements with our suppliers and, while we maintain an inventory of critical components, our inventory of chips would likely not be sufficient in the event that we had to engage an alternate supplier for these components.

An unexpected termination of the supply of the chips provided by Texas Instruments or the communications processors supplied by Motorola or Cavium Networks or disruption in their timely delivery would require us to make a large investment in capital and personnel to shift to using chips or signal processors manufactured by other companies and may cause a delay in introducing replacement products. Customers may not accept an alternative product design. Supporting old products or redesigning products may make it more difficult for us to support our products.

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

Our customers may require us to produce products or systems to hold in inventory in order to meet their “just in time,” or short lead time, delivery requirements. If we are unable to sell this inventory on a timely basis, we could incur charges for excess and obsolete inventory which would adversely affect our results of operations.

Our customers expect us to maintain an inventory of products available for purchase off the shelf subsequent to the initial sales cycle for these products. This may require us to incur the costs of manufacturing inventory without having a purchase order for the products. The VoIP industry is subject to rapid technological change and volatile customer demands, which result in a short product commercial life before a product becomes obsolete. If we are unable to sell products that are produced to hold in inventory, we may incur write-offs as a result of slow moving items, technological obsolescence, excess inventories, discontinued products and products with market prices lower than cost. Write-offs could adversely affect our operating results and financial condition. We wrote off inventory in an aggregate amount of $1.1 million in 2010, $644,000 in 2011 and $2.3 million in 2012.

The right of our customers to return products and their right to exchange products may affect our ability to recognize revenues which could adversely affect the results of our operations.

Some of our customers expect us to permit them to return some or all of the products they purchase from us. If we contractually agree to allow a customer to return products, the customer may be entitled to a refund for the returned products or to receive a credit for the purchase of replacement products. If we agree to this type of contractual obligation, it could affect our ability to recognize revenues. In addition, if we are not able to resell any products that are returned, we would have to write off this inventory. This could adversely affect our results of operations.

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

We believe that the frequency of third-party intellectual claims is increasing, as patent holders, including entities that are not in our industry and that purchase patents as an investment or to monetize such rights by obtaining royalties, use infringement assertions as a competitive tactic and a source of additional revenue. Any intellectual property claims against us, even without merit, could cost us a significant amount of money to defend and divert management’s attention away from our business. We may not be able to secure a license for technology that is used in our products and we may face injunctive proceedings that prevent distribution and sale of our products even prior to any dispute being concluded. These proceedings may also have a deterrent effect on purchases by customers, who may be unsure about our ability to continue to supply their requirements. We may be forced to repurchase our products and compensate customers that have purchased such infringing products. We may be forced to redesign the product so that it becomes non-infringing, which may have an adverse impact on the results of our operations.

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

There are a number of companies besides us that hold patents for various aspects of the technology incorporated in our industry’s standards and our products. We expect that patent enforcement will be given high priority by companies seeking to gain competitive advantages or additional revenues. We have been sued a number of times in recent years for alleged patent infringement. The holders of patents from which we have not obtained licenses may take the position that we are required to obtain a license from them. We cannot be certain that we would be able to negotiate a license agreement at an acceptable price or at all. Our results of operations could be adversely affected by the payment of any additional licensing costs or if we are prevented from manufacturing or selling a product.

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

We are subject to an increasing number of telecommunications industry regulations requiring the use of environmentally-friendly materials in telecommunications equipment. For example, pursuant to a European Community directive, telecom equipment suppliers are required to stop using specified materials that are not environmentally friendly. In addition, telecom equipment suppliers that take advantage of an exemption with respect to the use of lead in solders are required by this directive to eliminate the lead in solders from their products by the time set forth by the European Community regulations. This exemption has been extended by the authorities. Some of our customers may also require products that meet higher standards than those required by the directive, such as complete removal of additional harmful substances from our products. We are dependent on our suppliers for components and sub-system modules, such as semiconductors and purchased assemblies and goods, to comply with these requirements. This may harm our ability to sell our products in regions or to customers that may adopt such directives.

Compliance with these directives, especially with respect to the requirement that products eliminate lead solders, has required us to undertake significant expenses with respect to the re-design of our products. In addition, we may be required to pay higher prices for components that comply with this directive. We may not be able to pass these higher component costs on to our customers. Compliance with these regulations have increased and could continue to increase our product design costs. New designs may also require qualification testing with both customers and government certification boards. We cannot be certain of the reliability of any new designs that utilize non-lead components. While we have not experienced any significant reliability issues as a result of using non-lead components, the incorporation of these new components could adversely affect equipment reliability and durability.

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

We generated approximately 39% of our revenues in 2010, 37% of our revenues in 2011 and 42% of our revenues in 2012, outside of the United States and Israel. Part of our strategy is to expand our penetration in existing foreign markets and to enter new foreign markets. Our ability to penetrate some international markets may be limited due to different technical standards, protocols or product requirements in different markets. Expansion of our international business will require significant management attention and financial resources. Our international sales and operations are subject to numerous risks inherent in international business activities, including:

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

Although we have operations throughout the world, the majority of our revenues and our operating costs in 2012 were denominated in, or linked to, the U.S. dollar. Accordingly, we consider the U.S. dollar to be our functional currency. However, a significant portion of our operating costs in 2012 were incurred in New Israeli Shekels (NIS). During 2012, the NIS appreciated against the U.S. dollar, which resulted in an increase in the U.S. dollar cost of our operations in Israel. As a result of this differential, from time to time we may experience increases in the costs of our operations outside the United States, as expressed in U.S. dollars. If there is a significant increase in our expenses, we may be required to increase the prices of our products and may be less competitive. Currently, our international sales are denominated primarily in U.S. dollars. Therefore, any devaluation in the local currencies of our customers relative to the U.S. dollar could cause customers to decrease or cancel orders or default on payment.

Our sales to European customers denominated in Euros are increasing. Sales denominated in Euros could make our revenues subject to fluctuation in the Euro/U.S. dollar exchange rate. If the U.S. dollar appreciates against the Euro, we may be required to increase the prices of our products that are denominated in Euros. In 2012, the U.S. dollar depreciated against the Euro, which resulted in a decrease in the prices of our products that are denominated in Euros. If the U.S. dollar appreciates against the Euro, we may be required to increase the prices of our products that are denominated in Euros.

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

Because our products are complex and our market is evolving, the success of our business depends in large part upon the continuing contributions of our management and key personnel. Specifically, we rely heavily on the services of Shabtai Adlersberg, our Chief Executive Officer and President, and Lior Aldema, our Chief Operating Officer and Head of Global Sales. If our Chief Executive Officer, Chief Operating Officer and Head of Global Sales are unable or unwilling to continue with us, our results of operations could be materially and adversely affected. We do not carry key person insurance for our key personnel.

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

Our gross profit percentage decreased in 2008, 2009 and 2012 and increased in 2010 and 2011. The decrease in our gross profit percentage in 2008 was primarily attributable to amortization expenses related to the acquisitions of Nuera and Netrake beginning in the third quarter of 2006 and CTI Squared beginning in the second quarter of 2007, as well as expenses related to equity-based compensation resulting from the adoption of Accounting Standards Codification, or ASC, 718 beginning in 2006. During the fourth quarter of 2008, we recognized non-cash impairment charges of $86.1 million with respect to goodwill, intangible assets and investment in an affiliate. As a result of these impairment charges, non-cash amortization expense included in cost of revenues declined in 2009, 2010, 2011 and 2012.

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

Financial, political, economic and other uncertainties following terrorist attacks throughout the world may negatively impact the global economy. As a result, many of our customers and potential customers have become much more cautious in setting their capital expenditure budgets, thereby restricting their telecommunications procurement. Uncertainties related to the threat of terrorism have had a negative effect on global economy, causing businesses to continue slowing spending on telecommunications products and services and further lengthen already long sales cycles. Any escalation of these threats or similar future events may disrupt our operations or those of our customers, distributors and suppliers, which could adversely affect our business, financial condition and results of operations.

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

We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. There has been an increase in unrest and terrorist activity in Israel, which has continued with varying levels of severity for many years through the current period of time. This has led to ongoing hostilities between Israel, the Palestinian Authority, other groups in the West Bank and Gaza Strip, and the northern border of Lebanon, such as the hostilities along Israel's border with the Gaza Strip and the missiles fired from the Gaza Strip into Israel in 2012. The future effect of this violence on the Israeli economy and our operations is unclear. The Israeli-Palestinian conflict may also lead to political instability between Israel and its neighboring countries. Ongoing violence between Israel and the Palestinians, as well as tension between Israel and the neighboring countries, may have a material adverse effect on our business, financial conditions and results of operations.

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

We generate substantially all of our revenues in U.S. dollars and, in 2012, a significant portion of our expenses, primarily salaries, related personnel expenses and the leases of our buildings in Israel, were incurred in NIS. We anticipate that a significant portion of our expenses will continue to be denominated in NIS.

Our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS. During 2010 and 2012, the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our operations in Israel. During 2011, the NIS depreciated against the U.S. dollar, which resulted in a decrease in the U.S. dollar cost of our operations in Israel. To the extent the U.S. dollar weakens against the NIS, we could experience an increase in the cost of our operations, which are measured in U.S. dollars in our financial statements, which could adversely affect our results of operations. In addition, in periods in which the U.S. dollar appreciates against the NIS, we bear the risk that the rate of inflation in Israel will exceed the rate of such devaluation of the NIS in relation to the U.S. dollar or that the timing of such devaluations were to lag considerably behind inflation, which will increase our costs as expressed in U.S. dollars.

The decrease in value of the U.S. dollar in relation to the NIS has and may continue to have the effect of increasing the cost in U.S. dollars of these expenses. Our U.S. dollar-measured results of operations were adversely affected in 2010 and 2012. This could happen again if the U.S. dollar were to decrease in value against the NIS.

In order to manage the risks imposed by foreign currency exchange rate fluctuations, from time to time, we enter into currency forward and put and call options contracts to hedge some of our foreign currency exposure. We can provide no assurance that our hedging arrangements will be effective. In addition, if we wish to maintain the U.S. dollar-denominated value of our products in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar may cause our customers to cancel or decrease orders or default on payment.

Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, exchange rate fluctuations have an impact on our profitability and period-to-period comparisons of our results of operations. In 2012, the value of the U.S. dollar decreased in relation to the NIS by 2.3% and the inflation rate in Israel was 1.4%. In 2011, the value of the U.S. dollar increased in relation to the NIS by 7.7%, and the inflation rate in Israel was 2.2%. Our results of operations may be adversely affected in case of any significant fluctuations.

The Israeli government programs in which we currently participate, and the tax benefits we currently receive require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs.

Currently there are four programs under the Israeli Law for the Encouragement of Capital Investments, 1959, or the Investment Law, that entitle us to certain tax benefits. Our facilities in Israel have been granted Approved Enterprise status under the Investment Law and we have four programs that qualify as Privileged Enterprises pursuant to an amendment to the Investment Law that came into effect in April 2005. Among other things, the Investment Law, as amended in 2005, provides tax benefits to both local and foreign investors and simplifies the approval process. Such amendments do not apply to investment programs approved prior to December 31, 2004. Therefore, our Approved Enterprise program is not subject to the provisions of the amendment, but our four Privileged Enterprise programs are subject to the amendment.

In order to be eligible for tax benefits under the Investment Law, our Approved Enterprise and Privileged Enterprises must comply with various conditions set forth in the Investment Law and the criteria set forth in the applicable certificate of approval for the Approved Enterprise, as well as periodic reporting obligations. If we fail to meet these requirements, we would be subject to corporate tax in Israel at the regular statutory rate. Additionally, some of these programs and the related tax benefits are available to us for a limited number of years, and these benefits expire from time to time. We could also be required to refund tax benefits, with interest and adjustments for inflation based on the Israeli consumer price index. See Note 14 to our Consolidated Financial Statements for additional information with respect to tax benefits under the Investment Law.

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

In 2012, we recognized a royalty-bearing grant of $2.7 million from the Government of Israel, through the OCS, for the financing of a portion of our research and development expenditures in Israel. The OCS budget has been subject to reductions, which may affect the availability of funds for these prospective grants and other grants in the future. As a result, we cannot be certain that we will continue to receive grants at the same rate, or at all. In addition, the terms of any future OCS grants may be less favorable than our past grant. As of December 31, 2012, we have a contingent obligation to pay royalties in the amount of approximately $29.4 million.

It may be difficult to enforce a U.S. judgment against us, our officers and directors, assert U.S. securities law claims in Israel or serve process on substantially all of our officers and directors.

We are incorporated in Israel. Most of our executive officers and directors are nonresidents of the United States, and a majority of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any such persons or to effect service of process upon these persons in the United States. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters. Additionally, there is doubt as to the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel.

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

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Between January 1, 2009 and April 3, 2013, our share price has fluctuated from a low of $0.92 to a high of $8.07. The following factors may cause significant fluctuations in the market price of our ordinary shares:

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

It is our policy that we will generally not provide quarterly forecasts of the results of our operations. This could result in the reduction of research analysts who cover our ordinary shares. Any reduction in research coverage could affect the willingness of investors, particularly institutional investors, to invest in our shares which could affect the trading market for our ordinary shares and the price at which our ordinary shares are traded.

As a foreign private issuer whose shares are listed on NASDAQ, we follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose shares are listed on NASDAQ, we are permitted to follow certain home country corporate governance practices instead of certain requirements contained in the NASDAQ listing rules. We do not comply with the NASDAQ requirement that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans. Instead, we follow Israeli law and practice which permits the establishment or amendment of certain equity based compensation plans to be approved by our board of directors without the need for a shareholder vote, unless such arrangements are for the compensation of directors or the chief executive officer, in which case they also require compensation committee and shareholder approval.

As a foreign private issuer listed on the NASDAQ, we may also elect in the future to follow home country practice with regard to, among other things, director nomination, composition of the board of directors and quorum at shareholders’ meetings, as well as not obtain shareholder approval for certain dilutive events.

Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

Our ordinary shares are listed for trading in more than one market and this may result in price variations.

Our ordinary shares are listed for trading on NASDAQ and on the Tel Aviv Stock Exchange (“TASE”). Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on NASDAQ and New Israeli Shekels on TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Actual trading volume on the TASE is generally lower than trading volume on NASDAQ, and as such could be subject to higher volatility. The trading prices of our ordinary shares on these two markets often differ resulting from the factors described above, as well as differences in exchange rates. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

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

Based on the composition of our gross income, the composition and value of our gross assets and the amounts of our liabilities during each of 2004, 2005, 2006, 2007, 2008, 2009, 2010, 2011 and 2012, we do not believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes during any of such tax years. It is likely, however, that we would be deemed to have been a PFIC in each of 2001, 2002 and 2003. There can be no assurance that we will not be deemed a PFIC for any future tax year in which, for example, the value of our assets, as measured by the public market valuation of our ordinary shares, declines in relation to the value of our passive assets (generally, cash, cash equivalents and marketable securities). If we are a PFIC for any tax year, U.S. shareholders who own our ordinary shares during such year may be subject to increased U.S. federal income tax liabilities and reporting requirements for such year and succeeding years, even if we are no longer a PFIC in such succeeding years. Under legislation enacted by the U.S., a U.S. holder of our ordinary shares will be required to file an information return containing certain information required by the U.S. Internal Revenue Service for each year in which we are treated as a PFIC.

We urge U.S. holders of our ordinary shares to carefully review Item 10E. – “Taxation - United States Tax Considerations - United States Federal Income Taxes” in this Annual Report and to consult their own tax advisors with respect to the U.S. federal income tax risks related to owning and disposing of our ordinary shares and the consequences of PFIC status.

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

AudioCodes Ltd. was incorporated in 1992 under the laws of the State of Israel. Our principal executive offices are located at 1 Hayarden Street, Airport City, Lod, 7019900 Israel. Our telephone number is +972-3-976-4000. Our agent in the United States is AudioCodes Inc., 27 World’s Fair Drive, Somerset, New Jersey 08873.

Major Developments since January 1, 2012

MailVision Ltd. is an Israeli company which develops, markets and licenses VoIP solutions for mobile, PC, web and tablet devices for telecom operators and service providers. We resell and market MailVision’s products and services. Since 2006, we have extended net loans and convertible loans to MailVision in the aggregate principal amount of $1,064,000, including loans in the principal amount of $211,000 in 2011 and $183,000 in 2012. These loans bear interest at the rate of LIBOR plus 0.5%-5% per annum and are convertible into shares of MailVision. In November 2010 and June 2011, $666,000 in principal amount of these loans was converted by us into shares of MailVision. As of December 31, 2012, we owned 26.4% of the outstanding share capital of MailVison, or 24.1% of the share capital of this company on a diluted basis, compared to owning 26.6% of the outstanding share capital as of December 31, 2011, or 24.8% of the share capital of MailVision on a diluted basis. As of December 31, 2012, there was $398,000 in principal amount of these loans outstanding.

In April 2013, we entered into an asset purchase agreement with MailVision. The closing of the transaction is subject to customary conditions and is expected to occur during May 2013. Pursuant to this agreement, AudioCodes has agreed to acquire certain of MailVision’s assets for the following consideration: (1) $233,000 to be payable 12 months following the closing date; and (ii) additional earn out payments will be paid to MailVision subject to the achievement of a certain level of net revenues from the sale of MailVision’s products. Payment can be made, at our discretion, in either cash or our ordinary shares. As additional consideration for the transaction, on closing, we have agreed to waive repayment of any outstanding loans made by us to MailVision and to assume specified liabilities of MailVision in the aggregate amount of approximately $1,300,000.

In January 2010, we entered into an agreement to acquire all of the outstanding equity of Natural Speech Communication Ltd., or NSC, that we did not own as of December 31, 2009. The closing of the transaction occurred in May 2010. Pursuant to the agreement, we purchased the remaining 40.3% of the shares from NSC’s non-controlling shareholders with a maximum total consideration payable in the aggregate amount of $1,733,000, if certain aggregate revenue milestones were met for 2010, 2011 and 2012, in any combination, at our option, of cash and our shares. As a result, we paid $224,000 in 2010, $278,000 in 2011, $336,000 in 2012 and 395,000 in 2013 in connection with this acquisition. Additional consideration of $120,000 is payable by us in 2013.

Since January 1, 2012, AudioCodes invested in the following key product lines and solutions to address the following market segments:

•	Mobile Clients and Mobility Server for PBX, IP-PBX and Unified Communications Systems: We launched MobilityPLUS, an integrated enterprise solution that extends the feature set of enterprise telephony and unified communications systems to leading smart phone platforms. Leveraging existing enterprise WiFi or 3G/4G data services, MobilityPLUS enhances enterprise employee productivity with “anytime/anywhere” connectivity resulting in improved efficiencies of business operations. MobilityPLUS interoperates with market leading PBXs and IP-PBXs, as well as with integrated unified communications systems, such as Microsoft Lync 2010. MobilityPLUS includes a mobile client designed for enterprise users, supporting enterprise voice features as well as instant messaging and presence. MobilityPLUS leverages AudioCodes Mediant business gateway and ESBC, together with an embedded mobility application. The MobilityPLUS mobile client is available for Apple iOS and Android OS. A Window version is estimated to be released in 2013.

•	Extended Connectivity, Survivability and Call Recording Solution for Microsoft Lync Deployments: An additional extension of our product range specifically designed for the Microsoft unified communications environment now includes Mediant800 Survivable Branch Appliance (SBA), a cost-effective survivable branch solution for small locations, Mediant3000 Enhanced Gateway and Mediant4000 SBC, supporting large enterprise customers that need high capacity, highly available media gateways, session border controllers and SmartTAP, a secure call recording solution that enables the recording of key business interactions within the Microsoft Unified Communication environment, including Microsoft Lync and Office Communications Server R2. SmartTAP is targeting companies in the financial services sector, as well as other highly regulated industries, providing compliance recording as well as a complete call recording solutions for mitigating liability, customer disputes, and quality assurance. SmartTAP can be installed on stand-alone servers, or alternatively integrated into the AudioCodes Mediant 1000 platform, that is also qualified as a Microsoft Enhanced Gateway and Survivable Branch Appliance. These products are intended to further extend our value proposition to our growing network of Microsoft VSPs (voice specialized partners) with whom we work closely.

We further extended our portfolio for Microsoft Lync solution to meet Lync 2013 specifications, including official qualifications of an internet protocol called IPv6. Additional key developments for Microsoft Lync include ELIN gateway functionality, supporting emergency (E911) calls and enhancing management capabilities with SCOM 2012 which is a management pack allowing Microsoft System Center Operation to monitor AudioCodes enhanced gateways, session border controllers and SBAs.

•	Software Enterprise Session Border Controller: In March, 2012, we announced the launch of our Software Enterprise Session Border Controller (SBC), a software only member of our SBC product family. Enterprises deploying the software SBC benefit from connectivity to SIP trunking services, high VoIP quality and network security. As a software only solution, the Software SBC smoothly integrates into data center environments, and addresses the needs for scalability and connectivity of unified communications and contact center deployments. In 2012, we also announced the virtualized version of the Mediant Software SBC which allows end customers the flexibility of running the SBC on their virtualized server environment.

•	Session Experience Manager (SEM): In March 2012, we announced the launch of our Session Experience Manager, a new software solution built to monitor, analyze, report and control the quality of incoming and outgoing enterprise voice calling over Internet Protocol networks in real-time. SEM is designed as an intuitive, easy to use solution, which includes an array of advanced tools producing a continuous comprehensive view of voice quality of experience at the enterprise network and its connecting trunks. Among these tools are network views to map devices and their associated voice quality, graphic illustrations of VoIP call metrics, convenient drill down details of a given call, traffic trend analysis to identify current and future bottlenecks, active and historic alarm display, and flexible pre-defined reports. In addition to VoIP, SEM includes a tool for analyzing fax transmission quality. SEM complements our Element Management System (EMS) for comprehensive configuration, monitoring and performance solution for IT managers and service providers deploying a network of AudioCodes network products. In 2012, we also launched a virtualized version of SEM enabling the product to run in virtualized data center deployments and enhanced its network visualization and reporting capabilities to allow the SEM user to immediately monitor the status of the VoIP network and identify areas suffering from low voice quality.

•	IP Phones for Microsoft Lync and Contact Centers: To further open up opportunities at Microsoft Lync and contact center deployments, we launched the HD4XX family of IP Phones, featuring updated design and improved voice quality. These phones support interoperability with Microsoft Lync and provide advanced security, resiliency and login capabilities for the Contact Center space. Our HD4XX IP Phones offer multiple hardware configurations and capabilities at a competitive price.

•	Mediant 4000 Session Border Controller (SBC): In 2012, we launched a high capacity scalable SBC product intended for large enterprise deployments, as well as hosted and access environments, of up to 4000 concurrent sessions, supporting enhanced security, interoperability and advanced monitoring of voice quality. We also extended the integrated transcoding capacity of the Mediant4000 SBC to 1000 concurrent transcoding sessions. This extension allows enterprises to connect to lower cost SIP trunks using voice compression, as well as provide connectivity between disparate unified communications or IP PBX systems utilizing different voice compression schemes.

•	Multi-Service-Business-Routers: We have added two new products to our Multi-Service-Business-Routers portfolio to cost effectively address different business sizes and deployment scenarios. The Mediant500 addresses the pure hosted and cloud deployments, while the Mediant850 targets the larger SIP trunk installations. Both provide a wide choice of broadband WAN interfaces featuring sustained high capacity routing performance and support optional WiFi integration and enhanced data resiliency with WAN backup. The Mediant MSBR includes integrated SBC for secure and interoperable IP-PBX to SoftSwitch SIP trunking and advanced VoIP resiliency for cloud installations

•	VoIP Network Assessment (VNA): During 2012 we introduced a new professional service module of VoIP Network Assessment for enterprises. The VNA is provided to enterprises seeking a smooth and high quality transition to deployment of unified communications (e.g., Microsoft Lync) and IP Contact Centers. The VNA provides the customer an understanding of its current IP network capability and readiness to carry high quality VoIP traffic on top of data services. By developing comprehensive tools for active VoIP call generation and utilizing SEM capabilities, our VNA is able to load the target network with VoIP traffic simulating the intended usage and services. The VNA module is operated by our VoIP experts who study the customer’s network topology in detail and install assessment probes at the appropriate strategic locations to confirm the assessment is running the target traffic characteristics. The last stage of the VNA is analysis and a detailed yet intuitive report to help the customer decide the proper network adjustments required prior to the deployment.

•	MP26X: In 2012, we launched the next generation of our residential gateway line, the MP26x, supporting VDSL interfaces for high speed internet connectivity and Gigabit Ethernet LAN interfaces to meet the demanding requirements of today's home networks.

•	Professional Services. During 2012 we placed increasing focus on professional services. To support today’s complex multi-service networks, AudioCodes has developed a comprehensive professional services program intended to provide responsive, preventive, and consultative support of AudioCodes networking products. AudioCodes professional services support networking devices, applications and infrastructures, allowing large organizations and service providers to realize the potential of a high-performance multi-service network. The foundation for AudioCodes professional services is a network life-cycle model based on the four basic phases of planning, design, implementation and optimization . The result is a specially designed portfolio of complementary and synergistic service components.

Principal Capital Expenditures

We have made and expect to continue to make capital expenditures in connection with expansion of our production capacity. The table below sets forth our principal capital expenditures incurred for the periods indicated (amounts in thousands):

	Year Ended December 31
	2010	2011	2012

Computers and peripheral equipment	$572	$1,420	$1,619

Office furniture and equipment	693	148	353

Leasehold improvements	304	11	34

Total	$1,569	$1,579	$2,006

B.	BUSINESS OVERVIEW

Introduction

We design, develop and sell products and services for voice and data over packet networks. In broad terms, voice over packet, or VoP, networks consist of key network elements such as software switches, application servers, IP phones, media gateways and session border controllers (SBC). Our products primarily provide the media gateway and SBC element in the network, as well as voice over Internet protocol, or VoIP, end-points such as IP Phones and VoIP mobile clients. Multi-service business routers integrate media gateway functionality with data routing and network access. The media gateways connect legacy and IP networks. They essentially receive the legacy format of communication and convert it to an IP communication and vice versa. Typically, media gateways utilize compression algorithms to compress the amount of information and reduce the amo unt of bandwidth required to convey the information (for example, a voice communication). With the industry migration to an end-to-end IP network, media gateways evolved into SBC, now also connect between different VoIP networks, providing security, interoperability, resiliency and voice quality functionality.

Voice over IP gateway and SBC equipment can be generally segmented into three classes: service providers’ gateways and SBCs for use in central office facilities, enterprise gateways and SBCs for use by corporations and in small offices, and residential gateways for use in homes. In addition to the gateway element, which connects legacy voice equipment to an IP network, there is growth in native VoIP end user equipment, primarily including IP phones, soft phones and VoIP mobile clients, running on desktop PCs or portable devices such as cellular phones, smart phones, tablets, laptops, and other devices that have wireless IP connectivity running over WiFi or cellular data networks.

The need to re-route voice and fax traffic from the traditional circuit-switched networks onto the new packet networks has led to the development of interface equipment between the two networks, generally referred to as media gateways. The processing of voice and fax signals in gateway and access equipment is done according to industry-wide standards. These standards are needed to ensure that all traditional telephony traffic is seamlessly switched and routed over the packet network and vice versa. The industry migration into a network that is utilizing IP end-to-end has also created a need for a new functionality to mediate between different VoIP networks. This includes protocol translation as well as security services, business continuity and voice quality enforcement and is provided by stand-alone SBCs as well as Enterprise SBC (E-SBC) functionality integrated into the gateway.

Packet networks differ fundamentally from circuit-switched networks in that the packet network’s resources and infrastructure can be shared simultaneously by several users and bandwidth can be flexibly allocated. Packet-based communications systems format the information to be transmitted, such as e-mail, voice, fax and data, into a series of smaller digital packages of information called packets. Each of these packets is then transmitted over the network and is reassembled as a complete communication at the receiving end. The various packet networks employ different network protocols for different applications, priority schemes and addressing formats to ensure reliable communication.

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

The integration of voice and data communications makes possible an enrichment of services and an entire range of new, value-added applications, such as unified communications and voice-enabled web sites. In addition, voice traffic over packet networks is usually compressed to provide a further reduction in the use of or demand for bandwidth. Another recent trend in the VoIP environment, referred to as High Definition VoIP, or HD VoIP, now enables the improvement of voice quality. The adoption of both VoIP technology and broadband networks has enabled the development and deployment of high-quality voice coding algorithms that make communication more efficient, effective and natural. HD VoIP allows carriers to differentiate their services with an improved audio experience, with the goal of creating customer loyalty and affinity. It also enables enterprises to provide better, clearer voice services for their employees, which we believe makes them more productive and makes it easier to work across different cultures and accents.

As customers integrate more services into their IP network, they tend to use integrated products that provide all the services they need in one box. Multi-service business routers, or MSBRs, combine all the capabilities of media gateways and session border controllers with the support of native data switching and routing. The MSBR enables enterprise customers to connect their branch office networks into the corporate headquarters, and service providers to connect their customers into their network data and voice services. Some MSBRs also include an integrated server which can run off-the-shelf applications such as unified communications. This combination enables system integrators and service providers to provide a fully integrated solution for small/medium businesses and enterprise branches, or SMB/E, that includes the voice and data infrastructure and the application in one device.

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

Industry Background

Market Trends

The networking and telecommunications industries have experienced rapid change over the last few years. The primary factors driving this change include the following:

•	New technologies. The increase of speed and the proliferation of broadband access technologies alongside related technologies, such as new high definition voice compression algorithms, quality of service mechanisms and security and encryption algorithms and protocols, have enabled delivery of voice over packet to residential and enterprise customers with more reliability, higher quality and greater security. Examples of these broadband access technologies include: third generation cellular, WiMax, LTE, WiFi, data over cable, digital subscriber line technologies and fiber networks (FTTx). Packet technologies enable delivery of real time and non-real time services by different service providers that do not necessarily own the access network or the part of the network through which the subscriber accesses the network. This allows for the growth of alternative or virtual service providers that do not own an access network.

•	Competition by alternative service providers with incumbent and traditional service providers. Competition by alternative service providers is causing incumbents to deploy advanced broadband access technologies and increase their competitiveness by offering bundled services to their subscribers, such as voice, video and data, and online gaming. In addition, the emergence of wide band vocoders that use a higher sampling rate than used in legacy time domain multiplexing, or TDM, networks allows service providers to offer higher quality voice and music over their newly established IP network.

•	Increasing need for peering between VoIP networks. Service providers and enterprises are increasingly building out VoIP networks. As a result, there is an increasing need to connect between two VoIP networks. In order to interconnect between two VoIP networks, service providers and enterprises need session border controllers to provide connectivity and security.

•	Increased use of open source codes for enterprise telephony. Similar to the trend experienced with respect to Linux in the IT world, open source has started to gain momentum in the VoIP space as well. Open source based IP telephony solutions, led by Asterisk, a well known IP-PBX implementation, has been penetrating the enterprise space as a low cost alternative to the proprietary IP-PBX solutions from the large vendors. The adoption of open source IP telephony solutions is gaining momentum mainly in the SMB/SME space, as well as with service providers and developers that add their own code on top of the open source basic code to enable special services and features.

•	Unified communications in the enterprise. With the move to VoIP and the network integration between voice and data based on Ethernet and IP, enterprises can easily move into a unified communications network. Unified communications networks integrate all means of communications into a single experience, providing on line (voice, data, instant messaging) and off line (voice mail, email and fax) integration into the same device. The devices can be PCs, desktop phones or mobile smartphones and tablets.

•	Mobility. Mobile smartphones have become popular among business professionals as well as the general public. Smartphones, running advanced operating systems such as Symbian, Windows phone, Android and iOS, include high CPU power, large storage space, integrated WiFi and cellular data, as well as the ability to run high performance multimedia applications. Mobile VoIP is one of these applications, allowing cost-effective roaming for a service provider’s customers and enterprise mobility services.

•	Cloud Computing. The emergence of cloud computing services also affects the communications world. Leading unified communication vendors offer their hosted services on the cloud as an alternative to enterprise owned systems. This includes solutions such as Microsoft Office 365, IP Centrex services by telecom providers and quality of experience monitoring solutions such as Broadsoft PacketSmart.

•	Software. The significance of software only products for the telecommunications market is increasing as operators and enterprises are seeking to move away from dedicated hardware platforms onto common generic computing platforms that are enabling data centers. These computing platforms, are running software-only communications systems in various modes of shared resources and virtualization.

The Challenges

Despite the inherent advantages and the economic attractiveness of packet voice networking, the transmission of packet voice and fax poses a variety of technological challenges. These challenges relate to quality of service, reliability of equipment, functionality and features, and ability to provide a good return on investment.

•	Quality of Service. The most critical issues leading to poor quality of service in the transmission of voice and fax over packet networks are packet loss, packet delay and packet delay jitter. For real time signals like voice, the slightest delay in the arrival of a packet may render that packet unusable and, in a voice transmission, the delayed packet is considered a lost packet. Delay is usually caused by traffic hitting congestion or a bottleneck in the network. The ability to address delay is compounded by the varying arrival times of packets, called packet-jitter, which results from the different routes taken by different packets. This jitter can be eliminated by holding the faster arriving packets until the slower arriving packets can catch up, but this introduces further delay. These idiosyncrasies of packet networks do not noticeably detract from the quality of data transmission since data delivery is relatively insensitive to time delay. However, even the slightest delay or packet loss in voice and fax transmission can have severe ramifications such as voice quality degradation or, in the case of a fax transmission, call interruption. Therefore, the need to compensate for lost or delayed packets without degradation of voice and fax quality is a critical issue. The rapid adoption of VoIP and unified communications in enterprise and contact centers intensifies voice quality and quality of service challenges. Enterprise and contact center data networks are typically not properly engineered or configured to support carrying high quality real time communication services in enterprise and contact centers. Such assessment typically requires high load simulations and advanced voice quality monitoring systems.

•	Service Reliability. In order for a packet network to be efficient for voice or fax transmission, the VoIP equipment that is installed in core networks and enterprises must be able to deliver a high level of performance and reliability to ensure continuous service. Since data networks are more susceptible to outages compared to traditional voice networks, businesses relying on centralized or hosted communication services need to ensure resiliency in their headquarters and remote branches in case of data network failure.

•	Connectivity and Security. In contrast with legacy circuit switched voice and video communications, IP-based communications are more susceptible to attacks, interceptions and fraud by unauthorized entities. In addition, the complexity and relative immaturity of IP networks and protocols pose significant quality of service and connectivity interoperability challenges when sessions cross between separate IP networks.

•	Functionality. In order to effectively replace legacy circuit-switching equipment, packet network equipment must be able to deliver equivalent and improved functionality and features for the service providers and network users.

•	Return on Investment. With the reduction in profitability of service providers there is an even greater need for them to achieve better returns on investment from capital expenditures on new equipment. Given the evolving nature of packet technologies and capabilities, there is greater pressure to provide cost-effective technological solutions.

In order to maximize the benefits of using packet networks for the transmission of voice, data and fax, products must be able to address and solve these inherent problems and challenges. These products must also be standards-based to support interoperability among different equipment manufacturers and to allow operation over various networks.

AudioCodes’ Solution

Using our voice compression algorithms, industry standards, advanced digital signal processing techniques, VoIP control protocol and security expertise, and voice communications system design expertise, our products address interoperability challenges, quality of service problems, security problems and reliability problems facing the VoIP industry. As a result, we enable our customers to build voice over packet networks that provide communication quality comparable to traditional telephone networks. Using HDVoIP, voice quality can even surpass the quality of traditional TDM networks. We work closely with our customers in order to tailor our products to meet their specific needs, assist them in integrating our products within their networks and help them bring their systems into operation on a timely basis. We also work with our customers in deploying their systems in various network environments.

Utilizing our investment in developing standards-based VoIP protocol support for our products, customers can integrate our products with a large number of industry leading IP-PBXs, unified communications, contact centers and carrier soft switches. Our interoperability teams test our products against a variety of other products for interoperability, focusing on the leading standard VoIP protocols: Session Initiation Protocol, or SIP, and MEGACO/H.248.

We believe that the following strengths have enabled us to develop our products and provide services to our customers:

•	Leadership in voice compression technology. We are a leader in voice compression technology. Voice compression exploits redundancies within a voice signal to reduce the bit rate of data required to digitally represent the voice signal while still maintaining acceptable voice quality. Our key development personnel have significant experience in developing voice compression technology. We were involved in the development of the ITU G.723.1 voice coding standard that was adopted by the VoIP Forum and the International Telecommunications Union as the recommended standard for use in voice over IP gateways. We implement industry voice compression standards and work directly with our customers to design state-of-the-art proprietary voice compression algorithms that satisfy specific network requirements. We believe that our significant knowledge of the basic technology permits us to optimize its key elements and positions us to address further technological advances in the industry. We also believe that our technological expertise has resulted in us being sought out by leading equipment manufacturers to work with them in designing their systems and provision of solutions to their customers.

•	Digital signal processing design expertise. Our extensive experience and expertise in designing advanced digital signal processing algorithms enables us to implement them efficiently in real time systems. Digital signal algorithms are computerized methods used to extract information out of signals. In designing our signal processors, we use minimal digital signal processing memory and processing power resources. This allows us to develop higher density solutions than our competitors. Our expertise is comprehensive and extends to all of the functions required to perform voice compression, fax and modem transmission over packet networks and telephone signaling processing.

•	Compressed voice communications systems design expertise. We have the expertise to design and develop the various building blocks and the products required for complete voice over packet systems. In building these systems, we develop hardware architectures, voice packetization software and signaling software, and integrate them with our signal processors to develop a complete, high performance compressed voice communications system. We assist our customers in integrating our signal processors into their hardware and software systems to ensure high voice quality, high completion rate of fax and data transmissions and telephone signaling processing accuracy. Further, we are able to customize our off-the-shelf products to meet our customers’ specific needs, thereby providing them with a complete, integrated solution.

•	Real time embedded software design and implementation expertise. We have the expertise to design and develop voice and data network elements using embedded real time software to achieve more competitive pricing. The development and integration of VoIP signaling protocols, routing protocols, management and provisioning into a more cost-effective solution uses our expertise and investment in research and development resources. We believe that the benefits we can deliver are better price performance, smaller footprint, reduced power consumption and more attractive products.

•	Media gateway protocols design expertise. Our extensive experience in developing media gateway standard protocols, keeping ourselves up to date with new request for comments, or RFCs, and adjusting our features according to customers’ requirements and interoperability testing allows us to provide our customers with a single gateway that can interface with most of the leading solution providers in the VoIP market.

•	Close technology relationships with market leaders. Our continuing effort of testing and certifying our systems against other vendors’ complimentary solutions, positions us as a provider of VoIP products that can interoperate with most of the world’s leading VoIP products. It also helps to create for us an extensive feature list that can be used by different customers for their own networks and solutions.

•	Deep understanding of VoIP security. Based on long-standing market experience with deploying AudioCodes products at enterprise networks, we have developed a detailed understanding of the VoIP security requirements of enterprises including admission control, denial of service, throttling and traversal aspects. This understanding and knowledge helps us reach integration with our communications protocols implementation creating an effective VoIP security solution.

•	VoIP professional services. Based on our extensive expertise in VoIP network and technology we offer services intended to enhance customer’s VoIP network capabilities, by offering network assessment services and other professional services.

We believe that our products possess the following advantages:

•	Voice over Packet signal processors. Our multi-channel signal processors enable our customers and us to create products that meet the reliability, capacity, size, power consumption and cost requirements needed for building high capacity VoIP products.

•	Multiple and comprehensive product lines. We address both the standards-based open telecommunications architecture market and the proprietary system market. We can do this because we enable our customers to use multiple applications in different market segments. For example, our VoIP communications boards target the open telecommunications architecture market, while our signal processors, modules and voice packetization software target the proprietary system market. Our analog and digital media gateways and multi-service business gateways target residential, hosted, access, trunking and enterprise applications and our session border controllers target unified communication, SIP trunking, IP centrex and contact center networks. Our IP phones and VoIP mobile clients target the enterprise and service provider hosted solutions markets.

•	Extensive feature set. Our products incorporate an extensive set of signal processing functions and features (such as coders, fax processing and echo cancellation), functionalities (such as session initiation protocol, or SIP, H.248 or Megaco, H.323, and media gateway control protocol, or MGCP) and implement a complete system. We offer the ability to manage multiple channels of communications working independently of each other, with each channel capable of performing all of the functions required for voice compression, fax and modem transmission, telephone signaling processing and other functions. These functions include voice, fax or data detection, echo cancellation, telephone tone signal detection, generation and other telephony signaling processing. Our gateway products, media server and multi-service business gateways also offer wireless/mobile features to enable fixed mobile convergence.

•	Cost-effective solutions. We are able to address different market segments and applications with the same hardware platforms thus providing our customers with efficient and cost-effective solutions.

•	Open architecture. Our networking products utilize industry standard control protocols that enable them to interoperate with other vendors and easily integrate into enterprise IP telephony systems as well as carrier networks. Our voice over packet communications boards target the open architecture gateway market segment, which enables our customers to use hardware and software products widely available for standards-based open telecommunications platforms. We believe that this provides our customers the benefits of scalability, upgradeability and enhanced functionality without the need to replace their systems for evolving applications.

•	Various entry level products. Our wide product range (chips to media gateways, multi-service business gateway, IP phones and media servers) provides our customers with a range of entry level products. We believe that these building blocks enable our customers to significantly shorten their time to market by adding their value added solution.

•	VoIPerfect architecture. Our VoIPerfect architecture serves as the underlying technology platform common to all of our products since 1998. VoIPerfectTM is regularly updated and upgraded with features and functionalities required to comply with evolving standards and protocols. VoIPerfectTM architecture comprises VoIP digital signal processing, or DSP, software and media streaming embedded software, integrated public telephone switched network, or PTSN, signaling protocols and VoIP standard control protocols, VoIP security mechanisms, provisioning and management engines. Additional features enable carrier-grade quality and high availability. VoIPerfectTM architecture components are available in AudioCodes’ products at various levels of integration, from the chip level, through blades, to high-availability and non-high-availability analog and digital gateway and session border controller platforms.

Business Strategy

AudioCodes’ vision is to become a leading strategic supplier of VoIP and converged VoIP and data solutions for service providers and enterprises worldwide. The following are key elements of our strategy:

•	Maintain and extend technological leadership. We intend to capitalize on our expertise in voice compression technology and voice signaling protocols and proficiency in designing voice communications systems. We continually upgrade our product lines with additional functionalities, interfaces and densities. We have invested heavily and are committed to continued investment in developing technologies that are key to providing high performance voice, data and fax transmission over packet networks and to be at the forefront of technological evolution in our industry.

•	Strengthen and expand strategic relationships with key partners and customers. We sell our products to leading enterprise channels, regional system integrators, global equipment manufacturers and value-added resellers, or VARs, in the telecommunications and networking industries and establish and maintain long-term working relationships with them. We work closely with our customers to engineer products and subsystems that meet each customer’s particular needs. The long development cycles usually required to build equipment incorporating our products frequently results in close working relationships with our customers. By focusing on leading equipment manufacturers with large volume potential, we believe that we reach a substantial segment of our potential customer base while minimizing the cost and complexity of our marketing efforts.

•	Expand and enhance the development of highly-integrated products. We plan to continue designing, developing and introducing new product lines and product features that address the increasingly sophisticated needs of our customers. We believe that our knowledge of core technologies and system design expertise enable us to offer better solutions that are more complete and contain more features than competitive alternatives. We believe that the best opportunities for our growth and profitability will come from offering a broad range of highly-integrated network product lines and product features, the integration of data services into our VoIP products, and the expansion into the unified communications and contact center markets.

•	Build upon existing technologies to penetrate new markets. The technology we developed originally for the OEM market has served us in building products that now sell into the service provider and enterprise markets. The same products and technology can also be used to create application-specific products and solutions. Key segments that we focus on are unified communications, contact centers, SIP trunking and hosted services markets that have been adopting VoIP solutions.

•	Work close to market and customers. Our partners and customers are distributed around the world, and part of our ability to serve them is by being close by. For this reason, we are investing in building local operations in key countries and regions, including sales, marketing and support resources to closely serve our partners and customers.

•	Develop a network of strategic partners. We sell our products through or in cooperation with customers that can offer or certify our products as part of a full-service solution to their customers. We expect to further develop our strategic partner relationships with solution providers, system integrators and other service providers in order to increase our customer base. Our strategic partners include companies such as Microsoft, BroadSoft, Avaya, Genesys, Interactive Intelligence and Alcatel-Lucent.

•	Acquire complementary businesses and technologies. We may pursue the acquisition of complementary businesses and technologies or the establishment of joint ventures to broaden our product offerings, enhance the features and functionality of our systems, increase our penetration in targeted markets and expand our marketing and distribution capabilities.

Products

Our products facilitate the transmission of voice, data and fax over packet networks. We have incorporated our algorithms, technologies and systems design expertise in both our networking and technology product lines.

We typically categorize our revenues from products and services into two main business lines: network and technology. Network products consist of customer premises equipment, or CPE, gateways for the enterprise and service provider (or carrier) markets and of carrier-grade-oriented low- and mid-density media gateways for service providers and ESBCs. Complementing our media gateways and session border gateways as network products are our multi-service business routers (MSBR). IP phones, media servers, mobile VoIP solutions and value added application products. Sales of network products accounted for approximately 65% of our revenues in 2011 and approximately 62% of our revenues in 2012. Network services accounted for approximately 12% of our revenues in 2011 and approximately 18% of our revenues in 2012.

Technology products are enabling in nature and consist of our chips and boards business products. These are sold primarily to original equipment manufacturers, or OEMs, through distribution channels. Our chips and boards serve as building blocks that our customers incorporate in their products. In contrast, our networking products are used by our customers as part of a broader technological solution and are a box level product that interacts directly with other third party products. Sales of technology products accounted for approximately 22% of our products revenues in 2011 and approximately 19% of our products revenues in 2012. Technology services accounted for approximately 1% of our revenues in 2011 and 2012.

Networking products

This line of products includes products that are network level products. Networking products are deployed in enterprise unified communications networks, service providers residential and access networks, trunking applications in carrier networks, and fixed-mobile convergence applications.

•	Our media gateways enable voice, data and fax to be transmitted over Internet and other protocols, and interface with third party equipment to facilitate enhanced voice and data services. We offer analog media gateways for toll bypass, residential gateways, hosted, access and enterprise applications; and digital media gateways with various capacities for wireless, wireline, cable, enterprise, fixed mobile convergence, and unified communications;

•	Enterprise session border controller (E-SBC) for service providers and enterprise connecting to SIP trunk and hosted services and between unified communications and IP PBX systems. Our E-SBCs provide security, interoperability, survivability and quality assurance that are required for reliable IP to IP connectivity between enterprise branch offices and main office, between enterprise and SIP trunking or cloud-based applications service providers. E-SBCs also connect between IP-PBXs and unified communication systems from different vendors, and enable remote workers connectivity into the enterprise VoIP network.

•	Our multi-service business routers integrate multiple data, telephony and security services into a single device. Building on our media gateway CPE line, we have added the support of additional functions such as a LAN switch, a data router, a firewall and a session border controller, providing service providers with an integrated demarcation point and the enterprise with an all-in-one solution for its communications needs.

•	Our IP phones include a family of high definition IP phones, suitable for integration with third party IP-PBX platforms for the enterprise IP telephony market, as well as into IP-Centrex service provider solutions.

•	Our mobile VoIP clients include a family of soft clients for leading smartphones operating systems and a client management system, providing mobile roaming solutions for mobile and voice over IP and voice over broadband service providers.

•	We offer a variety of products that are tailored for Microsoft unified communication environments. These products are based on our Mediant gateway platforms, as well as SPS (SIP phone support), and include survivable branch appliances (SBAs), enhanced gateways, E-SBCs, IP Phones, faxing solutions, call recording solutions (SmartTAP) and E911 solutions for Microsoft Lync.

•	Our media servers enable conferencing, multi-language announcement functionality, and other applications for voice over packet networks.

•	VoIP Network Assessment (VNA). We offer a professional service module of VoIP network assessment for enterprises. The VNA is provided to enterprises seeking a smooth and high quality transition to deployment of unified communications (e.g., Microsoft Lync) and IP Contact Centers. The VNA provides the customer an understanding of its current IP network capability and readiness to carry high quality VoIP traffic on top of data services.

•	Value added applications for unified communications.

We support our networking products with a range of professional services. See “Business-Services” below for a description of our professional services.

Technology Products

This line of products serves as a building block for network level products. Our technology products are enabling products that are part of our own or our customers’ products.

•	Our signal processor chips process and compress voice, data and fax and enable connectivity between traditional telephone networks and packet networks;

•	VoIP communications boards;

•	Media processing boards for enhanced services and functionalities; and

•	Voice and data logging hardware integration board products.

Our products are designed to build on our core technologies and competencies extending them both vertically (chips inserted into boards, boards inserted into digital media gateways) and horizontally into different applications for different market segments, such as enterprise, call centers, wireline, cable and wireless.

Our Product Families - Networking Products

Analog Media Gateways for Toll Bypass, Service Provider Access and Enterprise Applications

Our MediaPackTM family comprises our analog and basic rate interface, or BRI, media gateways for toll bypass, service provider access and enterprise applications. These products are designed to empower the next-generation network by providing cost-effective, cutting-edge technology solutions that deliver voice and fax services to the corporate market, small businesses and home offices. Our analog media gateways for access and enterprise applications provide media streaming functionality while being either controlled by a centralized call agent or used in box VoIP control protocols (SIP, H.323, and MGCP). Convergence of data, voice and fax is achieved by a combination of the media gateway with any IP access technology, eliminating the cost of multiple access circuits. This product family utilizes our experience and digital signal processing, or DSP, technology for echo cancellation, voice compression, silence suppression and comfort noise generation. Part of this line is composed of our analog residential gateways whose primary target market is the large volume residential service providers, or SP, market.

The MediaPackTM family represents a feature rich product for streaming voice quality with a powerful analog interface supporting all major control protocols, such as H323, SIP and MGCP, and is also capable of supporting unified communication and FMC applications.

The MediaPack family also includes the MP-2xx family of residential gateways, including the MP-252 and MP-262 multimedia home gateways. The MediaPack 252 (MP-252) is a feature-rich, multimedia home gateway for broadband networks with multi-play support. With ADSL2+ modem, multiple antenna wireless LAN connectivity, DECT handsets supporting HD VoIP, bluetooth interface for connecting cellular phones and optional battery backup, it is targeting the tiers of service providers that offer multi-play home services over broadband networks. In addition to including the same features as the MP-252, the Media Pack MP-262 also supports VDSL2 and Gigabit access. The market for this product is focused on direct engagement with service providers, as this product typically requires specific integration with the network.

The Mediant Family of Products - Digital and Mixed (Digital and Analog) Media Gateways, Enterprise Session Border Controllers (ESBC’s) and Multi-Service Business Routers for Service Provider Access and Enterprise Applications (MediantTM 600,800, 1000,2000,3000 Media Gateways and ESBC’s and Mediant 500, 800, 850 and 1000TM MSBR’s),as well as higher capacity Media and Transcoding Gateways for Wireless, Wireline and Cable Service Provider networks (Mediant, 5000, 8000)

The MediantTM product family offers scalability and functionality, providing a full suite of standards compliant control protocols and public switched telephone network, or PSTN, signaling interfaces for a variety of applications in most unified communications, IP-PBX, SIP application and softswitch controlled environments. This product family is compatible with popular voice over IP voice coders and protocols, including code-division multiple access, or CDMA, global system for mobile communications, or GSM, CDMA2000, universal mobile telecommunications service, or UMTS, and Long Term Evolution (LTE), as well as popular narrowband and wideband voice coders used in enterprise and Over the Top networks, such as SILK, RTA, SPEEX, G.722 and more. It builds on our VoIPerfect® architecture, which is installed in millions of lines worldwide. It is also interoperable with most of the world’s leading vendors.

The MediantTM family provides customers with a comprehensive line of different sized gateways and E-SBCs. Small or medium-sized gateways enable cost-effective solutions for enterprise or small points of presence, as well as entry into fast growing new and emerging markets. The large gateways scale to central office capacities and are designed to meet carriers’ operational requirements. The Mediant family of media gateways is capable of supporting unified communication, contact center and service provider VoIP applications which may be of increased interest to enterprises and service providers.

The Mediant family of products consists of a number of models that offer different capacity, that is the number of concurrent calls or sessions that the gateway or ESBC can handle. The capacity of our Mediant products range from approximately 30 concurrent calls/sessions to 8,000 concurrent calls/sessions.

Our Mediant 1000 and Mediant 800 have three different models. The first two models are a modular VoIP media gateway and enterprise session border controllers. The other model includes multi-service business routers, or MSBRs, which are networking devices that combine multiple multiservice functions such as a media gateway, session border controller, data router, firewall, LAN switch, WAN access and survivability. The MSBR concept is designed to address the needs of service providers that offer IP-Centrex and SIP trunking services and of distributed enterprises. The range of interfaces supported on the Mediant 800 and Mediant 1000 MSBR include a variety of voice and data (WAN) interfaces.

The Mediant MSBRs include the Mediant500 and Mediant850 pure MSBR platforms and are based on AudioCodes’ VoIPerfect best-of-breed media gateway technology, combined with enterprise class session border controller, data and voice security elements, data routing, LAN switching and WAN access.

Our product line specifically designed for the Microsoft unified communications environment, known as Lync, is constantly upgraded to support the latest Microsoft unified communications specifications. These products include Lync qualified IP Phones, enhanced gateways, enterprise session border controllers and survivable branch appliances based on our Mediant family, as well as SPS (SIP phone support), a software platform that enables the connectivity of third party SIP phones into the Microsoft environment, and SmartTAP, a passive compliance recording solution. The marketing and sales of these products utilizes our growing network of Microsoft VSPs (voice specialized partners) with whom we work closely.

Our ESBC technology integrates into all Mediant platforms. It offers secure VoIP and multimedia traversal of firewall, or FW, and network address translation, or NAT, systems, as well as denial of service, or DoS, attack prevention at both the signaling and media layers. These products target the VoIP security and connectivity needs of enterprises of different sizes, migrating from traditional PSTN connectivity to SIP trunking or hosted services. NAT and FW traversal are necessary to allow VoIP and multimedia sessions to pass from the service provider (“SP”) network to the residential or enterprise networks. Security and DoS attack prevention protects the enterprise from fraud attacks that load an application server until it crashes.

The Mediant ESBC also provides comprehensive quality of service, or QoS, mechanisms and protocol mediation, which is the translation between two variants of the same VoIP protocol to enable two VoIP systems to communicate with each other. Examples of protocol mediation include connecting an IP PBX with SIP trunk services or connecting between two unified communication systems of different vendors. In addition, ESBCs support remote workers connectivity, enabling unified communications over IP between the enterprise and its workers located outside the premises. As the ESBC line is an evolution of our existing gateway line, the market for these products is expected to include the same evolving channel strategy, including value-added resellers and service provider channels.

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

300HD and 400HD Series of High Definition IP Phones

AudioCodes 300 and 400 Series of HD VoIP-enabled IP phones offer a new dimension of voice call quality and clarity for the enterprise and service provider markets. This product line enables us to provide an end-to-end solution which relies heavily on the technological infrastructure and proven track record in providing state-of-the art high quality VoIP products for enterprise, wireline, wireless and cable applications.

The 300 and 400 Series of IP phones meet the demand for high definition VoIP solutions in end-user phones and terminals, providing high voice fidelity, advanced security and features and enhanced user interface. Our IP phones are widely interoperable with numerous IP-PBXs, soft switches and IP-Centrex solutions.

VoIP Mobile Access Solution (VMAS)

VMAS is our mobile VoIP solution comprised of a client management system (CMS) and a variety of mobile soft clients for leading iOS and Android based mobile operating systems and smartphones. The market for this product is focused on direct engagement with service providers, as this product typically requires specific integration with the service provider’s network.

Element Management System

Our element management system, or EMS, is an advanced solution for centralized, standards-based management of our VoP gateways, covering all areas vital to the efficient operations, administration, management and provisioning of our MediantTM and MediaPackTM VoP gateways and session border controllers.

Our EMS offers network equipment providers and system integrators fast setup of medium and large VoP networks with the advantage of a single centralized management system that configures, provisions and monitors all of AudioCodes gateways and session border controllers deployed, either as customer premises equipment, access or core network platforms.

Session Experience Manager (SEM):

Our Session Experience Manager, or SEM, is a software solution built to monitor, analyze, report and control the quality of incoming and outgoing enterprise voice calling over internet protocol networks in real-time. SEM is designed as an intuitive, easy to use solution, which includes an array of advanced tools producing a continuous comprehensive view of voice quality of experience at the enterprise network and its connecting trunks. Among these tools are network views to map devices and their associated voice quality, graphic illustrations of VoIP call metrics, convenient drill down details of a given call, traffic trend analysis to identify current and future bottlenecks, active and historic alarm display, and flexible pre-defined reports. In addition to VoIP, SEM includes a tool for analyzing fax transmission quality. SEM complements our Element Management System (EMS) by providing comprehensive configuration, monitoring and performance solutions for IT managers and service providers deploying a network of AudioCodes network products.

Our Product Families - Technology Products

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

Services

To support today’s complex multi-service networks, AudioCodes has developed a comprehensive professional services program intended to provide responsive, preventive, and consultative support of AudioCodes networking products. AudioCodes professional services support networking devices, applications and infrastructures, allowing large organizations and service providers to realize the potential of a high-performance multi-service network. The foundation for AudioCodes professional services is a network life-cycle model based on the four basic phases of planning, design, implementation and optimizing. The result is a specially designed portfolio of complementary and synergistic service components. Services accounted for approximately 13% of our revenues in 2011 and approximately 19% of our revenues in 2012.

Core Technologies

We believe that one of our key competitive advantages is our broad base of core technologies ranging from advanced voice compression algorithms to complex architecture system design. We have developed and continue to build on a number of key technology areas. We have named our cross platform core technology VoIPerfect. It essentially allows us to leverage the same feature set and interoperability with other products across our product lines.

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

Customers

Our customers consist of service providers and enterprises, primarily via channels (such as distributors), OEMs, network equipment providers and systems integrators. Historically, we have derived the majority of our revenues from sales to a small number of customers. The identities of our principal customers have changed and we expect that they will continue to change, from year to year. Historically, a substantial portion of our revenue has been derived from large purchases by a small number of original equipment manufacturers, or OEMs, and network equipment providers, or NEPs, systems integrators and distributors. ScanSource Communications, our largest customer, accounted for 9.8% of our revenues in 2010, 14.4% of our revenues in 2011 and 13.7% of our revenues in 2012. Our top three customers accounted for approximately 22.2% of our revenues in 2010, 25.5% of our revenues in 2011 and 25.3% of our revenues in 2012.

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

We have generally entered into a combination of exclusive and non-exclusive sales representation agreements with these customers in each of the major countries in which we do business. These agreements are typically for renewable 12-month terms, are terminable at will by us upon 90 days' notice, and do not commit the customer to any minimum sales of our products to third parties. Some of our customers have the ability to return some of the products they have previously purchased and purchase more up to date models.

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

We are obligated under certain agreements with our suppliers to purchase goods and to purchase excess inventory. Aggregate non-cancellable obligations under these agreements as of December 31, 2012 were approximately $1.2 million.

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

Our principal competitors in the area of analog media gateways (2 to 24 ports) for access and enterprise are Linksys (a division of Cisco Systems, Inc.), Mediatrix Telecom, Inc., Vega Stream Limited, Innovaphone AG, NET (acquired by Sonus Networks), Tainet Communication System Corp., D-Link Systems, Inc.,Patton, Sangoma, Dialogic and Edgewater.

Our principal competitors in the residential gateway market are Pirelli Broadband (ADB), Technicolor (previously Thomson), Sagemcom, ZyXEL, Netgear, Bewan (Pace), Huawei, FiberHome and ZTE.

In the area of low and mid density digital gateways we face competition from companies such as Nokia-Siemens, Huawei and from Cisco, Dialogic, Genband, Sonus Networks, NET (acquired by Sonus Networks), Patton, Ferrari and Sngoma.

Our competitors in the area of multi-service business gateways are companies such as Cisco, Juniper, Adtran, One Access, Patton, Huawei, HP/3Com, Alcatel and more.

Specifically in the enterprise class session border controller technology we compete with ACME Packet (acquired by Oracle), Cisco, SIPera (acquired by Avaya), Sonus Networks, NET (acquired by Sonus Networks), Ingate and Edgewater.

Our competitors in the Microsoft Lync certified gateway and session border controller markets include NET (acquired by Sonus Networks), Sonus, Dialogic, Cisco, Ferrari, HP, Ingate and ACME Packet (acquired by Oracle).

Some of our competitors are also customers of our products and technologies.

Our principal competitors in the sale of signal processing chips are Broadcom, Octasic and Mindspeed. Other indirect competition is arriving from the integration of VoIP functionality into processors (running the VoIP signal processing on generic ARM/MIPS cores), thus decreasing the need for dedicated signal processing chips in a VoIP product, Examples to such manufacturers are Cavium, Texas Instruments and more. Our principal competitors in the communications board market are Dialgic, Sangoma and PIKA Technologies.

Our principal competitors in the area of IP phones are comprised of “best-of-breed” IP phone vendors and end-to-end IP telephony vendors. “Best-of-breed” IP phone vendors sell standard-based SIP phones that can be integrated into any standards-based IP-PBX or hosted IP telephony systems. These competitors include Polycom, HP, Yaelink and SNOM. End-to-end IP telephony vendors sell IP phones that only work in their proprietary systems. These competitors include Cisco, Avaya, Alcatel-Lucent, Siemens, Aastra, NEC and more.

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

In May 2007, we entered into an agreement with respect to property adjacent to our headquarters in Israel, pursuant to which a building of approximately 145,000 square feet was erected and was expected to be leased to us for a period of eleven years. This new building was substantially completed on a structural level in May 2010. The landlord claimed that we should have taken delivery of the building at that time and started paying rent. We disagreed with the landlord’s interpretation of the relevant agreement. As a result, the landlord terminated the agreement and leased the property to a third party. This dispute has been referred to arbitration where we claim that due to the landlord’s failure we lost significant potential revenues due. The landlord counterclaimed alleging that it sustained losses equal to approximately one year’s rent and management fees in the aggregate amount of approximately NIS 14 million (approximately $3.75 million based on the December 31, 2012 exchange rate). We believe that we have valid defenses to the counterclaim and a provision is not required.

On January 14, 2009, Nortel Networks, Inc. and certain of its affiliates filed petitions for relief under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”). On May 27, 2011, Nortel commenced an action against AudioCodes Inc. and AudioCodes Ltd. (collectively, “AudioCodes”) in the United States Bankruptcy Court for the District of Delaware. Nortel asserted that AudioCodes received approximately $3,153,000 in payments from Nortel in the 90-day period prior to Nortel’s bankruptcy filing. Nortel asserted that these payments constituted avoidable preferential transfers pursuant to 11 U.S.C. 547(b) of the Bankruptcy Code and Nortel was entitled to recover these payments from AudioCodes pursuant to 11 U.S.C. § 550. The parties have settled the matter pursuant to the Stipulation of Settlement of Avoidance Claims and Recoupment of Claims by and Between the Debtors, AudioCodes, Inc. and AudioCodes, Ltd. (the “Stipulation”). Under the Stipulation, AudioCodes paid $20,000 to Nortel and all claims by the parties have been released and withdrawn. On July 10, 2012, the Court entered an order approving the Stipulation and the adversary proceeding was closed on August 1, 2012.

On September 15, 2011, a patent infringement action was commenced by CyberFone Systems, LLC, formerly known as LVL Patent Group LLC, in the United States District Court for the District of Delaware against our subsidiary, AudioCodes Inc. and numerous other defendants, alleging that AudioCodes Inc. and the other defendants infringed plaintiff’s intellectual property rights in five patents. The claims made in this action are being defended by AudioCodes Inc.  The Court granted defendants’ motion for summary judgment of invalidity on U.S. Patent No. 8,019,060, dismissing all claims of infringement based on this patent.  Plaintiff continues to maintain its action against AudioCodes Inc. and certain other defendants based on alleged infringement of four other patents that were not dismissed from the action. Preliminary discovery has begun, but it is not possible to predict the outcome of this proceeding. We believe we have valid defenses to plaintiff’s claims and a provision is not required.

On November 1, 2011, a patent infringement action was commenced by Klausner Technologies, Inc. in the United States District Court for the Eastern District of Texas against AudioCodes Inc. alleging that AudioCodes Inc. infringed the plaintiff’s intellectual property rights in one patent. All claims asserted in the action by Klausner Technologies against AudioCodes Inc. were dismissed without prejudice by the court on May 15, 2012.

In January 2013, one of our former senior executives sent a letter of demand claiming an amount of approximately $1 million dollars relating to his termination of employment. We have denied all of his allegations and we believe that we have valid defenses to this claim.

In February 2013, a patent infringement action was commences by AIM IP, LLC in the United States District Court of Central District of California Southern Division against our subsidiary, AudioCodes Inc. and other defendants alleging that AudioCodes Inc. infringed the plaintiff’s intellectual property rights in one patent. One of the other defendants is a customer of ours that has informed us that it believes it is entitled to indemnification from us with respect to this litigation. The proceeding is at an early stage and it is not possible at this time to predict the outcome of these proceedings. We believe that we have valid defenses to the claims.

C.	ORGANIZATIONAL STRUCTURE

List of Significant Subsidiaries

AudioCodes Inc., our wholly-owned subsidiary, is a Delaware corporation.

D.	PROPERTY, PLANTS AND EQUIPMENT

We lease our main facilities, located in Airport City, Lod, Israel, which occupy approximately 200,000 square feet for annual lease payments of approximately $4.7 million (including management fees). In addition, we entered into an agreement with Airport City, Ltd. regarding the neighboring property pursuant to which a building of approximately 145,000 square feet was erected and was to be leased to us for period of eleven years. We are currently engaged in a dispute with the landlord. See Item 4B-“Information on the Company-Business Overview-Legal Proceedings.”

Our U.S. subsidiary, AudioCodes Inc., leases approximately 28,000 square foot facility in Somerset, New Jersey. AudioCodes Inc. also leases offices in Plano, Texas, San Jose, California, Raleigh, North Carolina, Boston, Massachusetts. The annual lease payments (including management fees) for all our offices in the United States are approximately $700,000.

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

Our management has reviewed these critical accounting policies and related disclosures with our Audit Committee. See Note 2 to our Consolidated Financial Statements, which contain additional information regarding our accounting policies and other disclosures required by US GAAP.

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

Revenues from products are recognized in accordance with Staff Accounting Bulletin (“SAB”) 104, Revenue Recognition in Financial Statements when the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the product has occurred, (iii) the fee is fixed or determinable and (iv) collectability is probable. We have no obligation to customers after the date on which products are delivered, other than pursuant to warranty obligations and any applicable right of return. We grant to some of our customers the right of return or the ability to exchange a specific percentage of the total price paid for products they have purchased over a limited period for other products.

We maintain a provision for product returns and exchanges and other incentives. This provision is based on historical sales returns, analysis of credit memo data and other known factors. This provision amounted to $1.4 million in 2010, $823,000 in 2011 and $1.2 million in 2012.

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

The selling price for a deliverable is based on its vendor-specific objective evidence (“VSOE”) if available, third-party evidence (“TPE”) if VSOE is not available, or estimated selling price (“ESP”) if neither VSOE nor TPE is available. We then recognize revenue on each deliverable in accordance with our policies for product and service revenue recognition. VSOE of selling price is based on the price charged when the element is sold separately. In determining VSOE, we require that a substantial majority of the selling prices fall within a narrow range based on stand alone rates. TPE of selling price is established by evaluating largely interchangeable competitor products or services in stand-alone sales to similarly situated customers. However, as our products contain a significant element of proprietary technology and our solutions offer substantially different features and functionality, the comparable pricing of products with similar functionality typically cannot be obtained. Additionally, as we are unable to reliably determine the selling prices of competitors products on a stand-alone basis, we are not typically able to determine TPE. The ESP is established considering multiple factors including, but not limited to, pricing practices in different geographical areas and through different sales channels, gross margin objectives, internal costs, the pricing strategies of our competitors, and industry technology lifecycles. The selling price of the products and professional services was based on ESP. Maintenance selling price was based on VSOE.

We limit the amount of revenue recognition for delivered elements to the amount that is not contingent on the future delivery of products or services or subject to customer-specific return or refund privileges. We evaluate each deliverable in an arrangement to determine whether it represents a separate unit of accounting.

ASU 2009-13 did not have a significant impact on our net revenues for the years ended December 31, 2011 and 2012, compared to the net revenues that would have been recorded under the previous accounting rules.

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

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the “weighted average cost” method for raw materials and on the basis of direct manufacturing costs for finished products. We periodically evaluate the quantities on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow moving items, technological obsolescence, excess inventories, discontinued products and for market prices lower than cost. We wrote-off inventory in a total amount of $1.1 million in 2010, $644,000 in 2011 and $2.3 million in 2012.

Intangible assets

As a result of our acquisitions, our balance sheet included acquired intangible assets, in the aggregate amount of approximately $5.3 million as of December 31, 2010, $4.0 million as of December 31, 2011 and $2.9 million as of December 31, 2012.

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

Intangible assets are reviewed for impairment in accordance with Accounting Standards Codification (ASC) 360-10-35, “Property, Plant, and Equipment - Subsequent Measurement,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The loss is allocated to the intangible assets on a pro rata basis using the relative carrying amounts of those assets, except that the loss allocated to an individual intangible asset shall not reduce the carrying amount of that asset below its fair value whenever that fair value is determinable.

Our intangible assets are comprised of acquired technology, customer relations, trade names, existing contracts for maintenance and backlog. All intangible assets are amortized using the straight-line method over their estimated useful life.

During 2010, 2011 and 2012 no impairment charges were identified.

Goodwill

As a result of our acquisitions, our balance sheet included acquired goodwill in the aggregate amount of approximately $32.1 million as of December 31, 2010, 2011 and 2012. Goodwill represents the excess of the purchase price and related costs over the value assigned to net tangible and identifiable intangible assets of businesses acquired and accounted for under the purchase method. In accordance with ASC 350, “Intangible, Goodwill and Other” goodwill is not amortized and is tested for impairment at least annually. Our annual impairment test is performed at the end of the fourth quarter each year. If events or indicators of impairment occur between the annual impairment tests, we perform an impairment test of goodwill at that date.

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

In September 2011, the FASB issued guidance which provides the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required. We adopted the guidance, but we were was not required to use it.

In July 2012, the FASB issued Accounting Standard Update 2012-02, “Intangibles - Goodwill and Other (Topic 350): Testing Indefinite Intangibles Assets for Impairment,” which amended the guidance in ASC 350-30 on testing indefinite-lived intangible assets, other than goodwill, for impairment allowing an entity to perform a qualitative impairment assessment. If it is determined that it is not more likely than not that the fair value of the reporting unit is less than the carrying amount, further testing of indefinite-lived intangible assets for impairment is not required and there is no need to calculate the fair value of the asset and perform a quantitative impairment test. In addition, the standard did not amend the requirement to test these assets for impairment between annual tests if there is a change in events or circumstances; however, it revised the examples of events and circumstances that should be considered in interim periods, which are identical to those assessed in the annual qualitative assessment described above. ASU 2012-02 was effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption being permitted. We adopted the guidance, but we were not required to use it.

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

During 2010, 2011 and 2012, no impairment losses were identified.

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

We have filed or are in the process of filing U.S. federal, state and foreign tax returns that might be subject to audit by the respective tax authorities. Although the ultimate outcome is unknown, we believe that adequate amounts have been provided for and any adjustments that may result from tax return audits are not likely to materially adversely affect our consolidated results of operations, financial condition or cash flows.

Stock-based compensation

We account for stock-based compensation in accordance with ASC 718 “Compensation-Stock Compensation.” We utilize the Black-Scholes option pricing model to estimate the fair value of stock-based compensation at the date of grant. The Black-Scholes model requires subjective assumptions regarding dividend yields, expected volatility, expected life of options and risk-free interest rates. These assumptions reflect management’s best estimates. Changes in these inputs and assumptions can materially affect the estimate of fair value and the amount of our stock-based compensation expenses. We recognized stock-based compensation expense of $2.1 million in 2010, $2.3 million 2011 and $1.5 million 2012. As of December 31, 2012, there was approximately $2.1 million of total unrecognized stock-based compensation expense related to non-vested stock-based compensation arrangements granted by us. As of December 31, 2012, that expense is expected to be recognized over a weighted-average period of 1.08 years.

Contingent liabilities

We are, from time to time, involved in claims, lawsuits, government investigations, and other proceedings arising from the ordinary course of our business. We record a provision for a liability when we believe that it is both probable that a liability has been incurred, and the amount can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount. Such legal proceedings are inherently unpredictable and subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, it could have a material impact on our results of operations, financial position and cash flows. See Item 4B-“Information on the Company-Business Overview-Legal Proceedings” for a discussion of claims against us by a landlord and by owners of intellectual property involving potential contingent liabilities.

A.	OPERATING RESULTS

You should read this discussion with the consolidated financial statements and other financial information included in this Annual Report.

Overview

We design, develop and sell advanced voice over IP, or VoIP, and converged VoIP and data networking products and applications to service providers and enterprises. We are a VoIP technology leader focused on VoIP communications, applications and networking elements, and its products are deployed globally in broadband, mobile, cable, and enterprise networks. We provide a range of innovative, cost-effective products including media gateways, multi-service business gateways, residential gateways, IP phones, media servers, session border controllers, s and value-added applications. Our underlying technology, VoIPerfectHD, relies primarily on our leadership in digital signal processing, or DSP, voice coding and voice processing technologies. Our high definition (HD) VoIP technologies and products provide enhanced intelligibility, and a better end user communication experience in emerging voice networks.

Our products enable our customers to build high-quality packet networking equipment and network solutions and provide the building blocks to connect traditional telephone networks to VoIP networks, as well as connecting and securing multimedia communication between different packet-based networks. Our products are sold primarily to leading original equipment manufacturers, or OEMs, system integrators and network equipment providers in the telecommunications and networking industries. We have continued to broaden our offerings, both from internal and external development and through acquisitions, as we have expanded in the last few years from selling chips to boards, subsystems, media gateway systems, media servers, session border controllers and messaging platforms. We have also increased our product portfolio to enhance our position in the market and serve our channels better as a one stop shop for voice over IP hardware.

AudioCodes offers a comprehensive professional services program intended to provide responsive, preventive, and consultative support of AudioCodes networking products. AudioCodes professional services support networking devices, applications and infrastructures, allowing large organizations and service providers to realize the potential of a high-performance multi-service network.

Our headquarters and research and development facilities are located in Israel with research and development extensions in the U.S. and U.K. We have other offices located in Europe, the Far East, and Latin America.

The identities of our principal customers have changed and we expect that they will continue to change, from year to year. Historically, a substantial portion of our revenue has been derived from large purchases by a limited number of original equipment manufacturers, or OEMs, and network equipment providers, or NEPs, systems integrators and distributors. ScanSource Communications, our largest customer, accounted for 9.8% of our revenues in 2010, 14.4% of our revenues in 2011 and 13.7% of our revenues in 2012. Our top five customers accounted for 28.6% of our revenues in 2010, 33.4% of our revenues in 2011 and 31.4% of our revenues in 2012. If we lose a large customer and fail to add new customers to replace lost revenue, our operating results may be materially adversely affected.

Revenues based on the location of our customers for the last three fiscal years are as follows:

	Year Ended December 31,
	2010	2011	2012
Americas	47.7%	55.0%	52.1%
Far East	17.8	14.1%	13.7%
Europe	21.7	23.3%	28.1%
Israel	12.8	7.6%	6.1%
Total	100.0%	100.0%	100.0%

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

In July 2012, we announced a restructuring plan to better align our resources and assets to our core networking business. We also conducted a review of our operations to reduce annual operating expenses, simplify our organization and refine future investments.

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

Results of Operations

The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
Statement of Operations Data:	2010	2011	2012

Revenues:
Products	88.4%	87.1%	81.3%
Services	11.6%	12.9%	18.7%
Total revenues	100.0%	100.0%	100.0%

Cost of revenues:
Products	41.4	28.5	38.0
Services	2.7	2.7	4.6
Total cost of revenues	44.1	41.2	42.6
Gross profit	55.9	58.8	57.4
Operating expenses:
Research and development, net	20.1	20.6	22.5
Selling and marketing	23.3	27.8	31.4
General and administrative	5.5	5.8	6.4

Total operating expenses	48.9	54.2	60.3

Operating income (loss)	6.9	4.6	(2.9)
Financial income (expenses), net	0.0	0.3	0.4
Income (loss) before taxes on income	6.9	4.9	(2.5)
Income tax benefit (expense), net	1.3	(0.1)	(0.4)
Equity in losses of affiliated companies, net	(0.1)	(0.2)	(0.3)

Net income (loss)	8.1%	4.6%	(3.2)%

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues. Revenues decreased 18.2% to $127.5 million in 2012 from $155.8 million in 2011. The decrease in revenues was due to a decrease in revenue from products.

Our revenues from products in 2012 decreased by 24% to $103.7 million, or approximately 81% of total revenues, from $135.8 million, or 87% of total revenues, in 2011. The decrease in revenues from products was the result of a weakness in sales in North America primarily as a result of a decline in OEM business and lower than anticipated government sales.

Our revenues from services in 2012 increased by 19% to $23.8 million, or approximately 19% of total revenues, from $20.0 million, or 13% of total revenues, in 2011. The increase in revenues from services was the result of an increase in our delivery of support services and professional services, mainly in North America.

Gross Profit. Cost of revenues includes the cost of hardware, quality assurance, overhead related to manufacturing activity, technology licensing fees payable to third parties and rent. Gross profit decreased to $73.2 million in 2012 from $91.7 million in 2011. Gross profit as a percentage of revenues decreased to 57.4% in 2012 from 58.8% in 2011. The decrease in our gross profit percentage was primarily attributable to the decrease in revenues because the decrease in indirect operating expenses was insignificant compared to the decrease in revenues.

Cost of revenues from services increased by $1.7 million, or 40%, to $5.9 million in 2012 from $4.2 million in 2011. This increase is primarily attributable to higher support personnel expenses associated with providing services and implementations of our products with service providers as well as enterprise customers. In 2012, services gross margin decreased to 75% from 79% in 2011.

Research and Development Expenses, net. Research and development expenses, net, consist primarily of compensation and related costs of employees engaged in ongoing research and development activities, development-related raw materials and the cost of subcontractors less grants from the OCS and rent. Research and development expenses were $28.7 million in 2012 and $32.2 million in 2011. As a percentage of revenues, these expenses were 22.5% in 2012 and 20.6% in 2011. Research and development expenses decreased primarily as a result of our cost reduction plan implemented during 2012 that reduced the number of our research and development personnel. We expect that research and development expenses will be lower in 2013 than in 2012 on an absolute dollar basis as a result of our cost reduction plan.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of compensation for selling and marketing personnel, as well as exhibition, travel and related expenses. Selling and marketing expenses decreased 7.4% in 2012 to $40.0 million from $43.2 million in 2011primarily due to a decrease in the number of employees and due to decrease in expenses related to stock-based compensation to employees. As a percentage of revenues, these expenses increased to 31.4% in 2012 from 27.8% in 2011. These expenses decreased on an absolute basis primarily as a result of our cost reduction plan implemented during 2012. We expect that selling and marketing expenses will be lower in 2013 than in 2012 on an absolute dollar basis as a result of our cost reduction plan.

General and Administrative Expenses. General and administrative expenses consist primarily of compensation for finance, human resources, general management, rent, network and bad debt reserve, as well as insurance and consultant services expenses. General and administrative expenses decreased 9.0% to $8.2 million in 2012 from $9.0 million in 2011. The decrease was primarily due to a decrease in payroll related expenses and expenses related to stock-based compensation to employees. As a percentage of revenues, general and administrative expenses increased to 6.4% in 2012 from 5.8% in 2011. We expect that general and administrative expenses will be about the same in 2013 as in 2012 on an absolute dollar basis.

Financial Income, Net. Financial income, net consist primarily of interest earned on cash and cash equivalents, marketable securities and bank deposits, net of interest accrued in connection with our bank loans and bank charges, as well as on our remaining senior convertible notes outstanding. Financial income, net, in 2012 was $453,000 compared to financial income, net of $423,000 in 2011. The increase in financial income, net in 2012 was primarily due to fluctuations in the NIS/U.S. dollar exchange rate which were partially offset by interest expenses on bank loans.

Taxes on Income. We had net income tax expenses of $541,000 in 2012 compared to $238,000 in 2011. The increase in net income tax expenses was due to taxes paid with respect to a transfer of funds from our U.S. subsidiary which was considered a dividend distribution by the U.S. Internal Revenue Service.

Equity in Losses of Affiliated Company, Net. Equity in losses of affiliated company, net was $354,000 in 2012 compared to $277,000 in 2011. The increase in this amount is attributable to an increase in losses of our affiliated company.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues. Revenues increased 3.9% to $155.8 million in 2011 from $150.0 million in 2010. The increase in revenues was primarily due to the increased demand for networking products and services. The demand for networking products and services increased primarily due to the penetration of VoIP services in the enterprise market, including for unified communication solutions and contact centers. The increase in networking revenues was offset, in part, by a decline in revenues from technology products primarily due to a shift in emphasis in the VoIP industry from the use of technology products to installation of diverse integrated comprehensive solutions.

Our revenues from services in 2011 increased by 15% to $20.0 million, or approximately 13% of total revenues, from $17.4 million, or 11.6% of total revenues, in 2010. The increase in revenues from services was the result of an increase in our delivery of support services and professional services mainly in Europe and North America.

Gross Profit. Cost of revenues includes the manufacturing cost of hardware, quality assurance, overhead related to manufacturing activity and technology licensing fees payable to third parties. Gross profit increased to $91.7 million in 2011 from $83.9 million in 2010. Gross profit as a percentage of revenues increased to 58.8% in 2011 from 55.9% in 2010. The increase in our gross profit percentage was primarily attributable to an increase in our revenues from the sale of networking services, which have a significantly higher average gross margin than revenues from the sale of products. In addition, our gross profit percentage benefited from our fixed overhead costs being spread over increased revenues.

Cost of revenues from services increased by $245,000, or 6%, to $4.2 million in 2011 from $4.0 million in 2010. In 2011 services gross margin increased to 79% from 77% in 2010.

Research and Development Expenses, net. Research and development expenses, net, consist primarily of compensation and related costs of employees engaged in ongoing research and development activities, development-related raw materials and the cost of subcontractors less grants from the OCS. Research and development expenses were $32.2 million in 2011 and $30.2 million in 2010. As a percentage of revenues, these expenses were 20.6% in 2011 and 20.1% in 2010. Research and development expenses increased primarily because grants from the OCS, which reduce these expenses, decreased by $1.4 million in 2011 compared to 2010 and stock-based compensation expense included in these expenses increased to $526,000 in 2011 from $354,000 in 2010 predominantly due to additional stock options granted to research and development personnel.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of compensation for selling and marketing personnel, as well as exhibition, travel and related expenses. Selling and marketing expenses increased 23.4% in 2011 to $43.2 million from $35.0 million in 2010. As a percentage of revenues, these expenses increased to 27.8% in 2011 from 23.3% in 2010. These expenses increased on an absolute basis and as a percentage of revenues primarily due to an increase in selling and marketing personnel and associated expenses as a result of an increase in our sales force and support personnel in an attempt to increase our market share in the areas in which we sell our products and services.

General and Administrative Expenses. General and administrative expenses consist primarily of compensation for finance, human resources, general management, rent, network and bad debt reserve, as well as insurance and professional services expenses. General and administrative expenses increased 9.4% to $9.0 million in 2011 from $8.3 million in 2010. As a percentage of revenues, general and administrative expenses increased to 5.8% in 2011 from 5.5% in 2010. The increase in general and administrative expenses, both on an absolute and a percentage basis, was due primarily to an increase in general and administrative personnel and associated expenses and due to an increase in the allowance for doubtful accounts. Our doubtful accounts increased primarily due to a customer that did not make payment to us.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation in Israel adjusted for the devaluation:

	Israeli	NIS	Israeli inflation
	inflation	devaluation	adjusted for
Year Ended	Rate	rate	devaluation
December 31,	%	%	%

2010	2.7	(6.0)	6
2011	2.2	7.7	(5.5)
2012	1.4	(2.3)	3.7
Three months ended March 31, 2013	0	(0.7)	0.5

Recent Accounting Pronouncements

In February 2013, the FASB issued ASU No. 2013-02, Topic 350 - Comprehensive Income ("ASU 2013-02"), which amends Topic 220 to improve the reporting of reclassifications out of accumulated other comprehensive income to the respective line items in net income. ASU 2013-02 is effective for reporting periods beginning after December 15, 2012. We intend to adopt this standard in 2013 and do not expect the adoption will have a material impact on our consolidated results of operations or financial condition.

B.	LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations for the last three years primarily from our cash and cash equivalents, bank deposits, bank borrowings and cash from operations.

As of December 31, 2012, we had $58.5 million in cash and cash equivalents, marketable securities and bank deposits, a decrease of $16.7 million from $75.2 million at December 31, 2011. The decrease in this amount was primarily related to cash used for stock repurchases. As of December 31, 2012, we were restricted with respect to using approximately $19.6 million of our cash as a result of provisions in our loan agreements, a lease agreement and foreign exchange derivatives transactions.

Senior Convertible Notes

In November 2004, we issued $125.0 million aggregate principal amount of our 2.00% Senior Convertible Notes due 2024. The Notes are convertible at a rate of $18.71 per share, subject to adjustment in certain circumstances, such as changes in our capital structure or upon the issuance by us of share dividends or certain cash distributions. As of December 31, 2012, there was a total of $353,000 in principal amount of the Notes outstanding as we repurchased all of the other Notes during 2008 and 2009.

Bank Loans

In April and July 2008, we entered into loan agreements with two banks in Israel that provided for borrowings of an aggregate of $30 million. The loans bear interest at an annual rate equal to LIBOR plus 1.3%-1.5% with respect to $23 million of borrowings and LIBOR plus 0.5%-0.65% with respect to $7.0 million of borrowings. The principal amount borrowed is repayable in 20 equal quarterly payments from August 2008 through July 2013. As of December 31, 2012, there was $3.8 million principal amount of these borrowings outstanding.

In September and December 2011, we entered into loan agreements with banks in Israel that provided for borrowings of an aggregate of $23.8 million. The loans bear interest at an annual rate equal to LIBOR plus 2.1%-4.35% with respect to $19.9 million of these loans. As of December 31, 2012, we are required to maintain $3.9 million as a compensating bank deposit. This portion of the loans bears interest at 0.5% above interest paid on the bank deposit. Of these borrowings, $19.9 million of the principal amount borrowed is repayable in 20 equal quarterly payments and the remaining $3.9 million of principal amount is repayable in 10 equal semiannual payments through September 2017. As of December 31, 2012, there was $19.1 million principal amount of these borrowings outstanding.

As of December 31, 2012, we were required to maintain an aggregate of $13.4 million of compensating bank deposits with respect to our banks loans.

The loan agreements require us, among other things, to maintain shareholders’ equity at specified levels and to achieve certain levels of operating income. The agreements also restrict us from paying dividends. During 2012, we were not in compliance with some of the financial covenants contained in our loan agreements. Each of our lenders agreed to waive compliance with these covenants, subject to compliance with revised financial covenants during the remainder of 2012 and 2013, an increase in the interest rate with respect to one of the loans and an increase in required compensating balances. As of December 31, 2012, we were in compliance with the revised financial covenants in our loan agreements. If we are unable to comply with our revised financial covenants in the future, our lenders could require us to repay all of our outstanding loans.

As of December 31, 2012, the banks have a lien on our assets regarding all bank loans, and we are required to maintain compensating balances with the banks. The lien and the compensating balances relate to all of the loans made to us in 2008 and 2011. As of December 31, 2012, we were required to maintain $13.4 million of compensating balances with the banks. The amount of the compensating balances we are required to keep decreases over time as we repay these loans.

As of December 31, 2012, we owed an aggregate of $22.9 million under all of these borrowings.

Share Repurchase Program

In October 2011, our Board approved a program to allow us to repurchase up to 4,000,000 of our ordinary shares. Purchases would be made from time-to-time at the discretion of management subject, among other things, to our share price and market conditions. In 2011 and 2012, we repurchased a total of 3,964,351 ordinary shares at a total cost of $10.7 million. As of October 2012, the authorized share repurchase program was completed.

Cash from Operating Activities

Our operating activities provided cash in the amount of $3.0 million, primarily due to a decrease of $6.5 million in trade receivables and $3.6 million in inventories, as well as non–cash charges of $2.9 million for depreciation and amortization and $1.5 million for stock-based compensation expenses, offset in part by our net loss of $4.2 million and decreases of $5.5 million in trade payables and $3.1 million in other payables and accrued expenses. Our trade receivables and our inventories decreased primarily because of our lower sales volume in 2012 compared to 2011.

Our operating activities used cash in the amount of $1.3 million in 2011, primarily due to an increase in trade receivables in the amount of $4.6 million and in inventories in the amount of $4.1 million and a decrease in other payables and accrued expenses and other liabilities in the amount of $5.5 million, partly offset by stock based compensation expenses in the amount of $2.3 million and an increase in deferred revenue in the amount of $2.0 million. Our trade receivables and our inventories increased primarily because of our higher sales volume in 2011 compared to 2010. Our trade and other payables decreased because of our lower cost of goods sold in 2011 than in 2010.

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

Cash from Investing Activities

In 2012, our investing activities provided cash in the amount of $1.4 million, primarily due to the net proceeds of $3.7 million from short-term bank deposits, offset in part by $2.0 million in purchases of property and equipment.

In 2011, our investing activities used cash in the amount of $35.5 million, primarily due to purchase of marketable securities in the amount of $24.4 million and investment in short-term and long-term bank deposits.

In 2010, our investing activities used cash in the amount of $1.5 million, primarily due to purchase of property and equipment.

Cash from Financing Activities

In 2012, we used $17.4 million of cash in financing activities as a result of $10.2 million used for repayment of bank loans and $6.9 million used to repurchase our shares.

In 2011, we provided cash in financing activities of $14.7 million as a result of $24.0 million proceed from bank loans offset, in part, by the use of $3.8 million to repurchase our shares and $6.6 million to repay bank loans.

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

Research and Development

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing products and to develop new ones. We are developing analog and digital media gateways for carrier and enterprise applications, multi service business gateways and session border controllers. Our platforms are expected to feature increased trunk capacity, new functionalities, enhanced signaling software and compliance with new control protocols. As of December 31, 2012, 225 of our employees were engaged primarily in research and development on a full-time basis.

Our research and development expenses were $28.7 million in 2012 compared to $32.2 million in 2011. From time to time we have received royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the OCS. As a recipient of grants from the OCS, we are obligated to perform all manufacturing activities for projects subject to the grants in Israel unless we receive an exemption. Know-how from the research and development which is used to produce products may not be transferred to third parties without the approval of the OCS and may further require significant payments. The OCS approval is not required for the export of any products resulting from such research or development. Through December 31, 2012, we had obtained grants from the OCS aggregating $24 million for certain of our research and development projects. We are obligated to pay royalties to the OCS, amounting to 3%-6% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, if no additional payments are required, linked to the U.S. dollar and bearing interest at the rate of LIBOR at the time of grant. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required. As of December 31, 2012, we have contingent obligation to pay royalties in the amount of approximately $29.4 million.

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

While the growth in demand for VoIP services helped create demand for our products and services, there is an ongoing transition in network architectures that could adversely affect the demand for our products. The growth of services over Internet Protocol (IP) and data usage services over legacy voice using TDM is driving the transition in network architecture. The demand for our media gateway products is based on the need to interconnect VoIP networks with traditional non-packet based networks. The demand for our Enterprise Session Border Control (ESBC) products is based on the need to interconnect LAN and WAN voice over packet networks with each other. The migration from traditional TDM networks to pure IP networks is gradually increasing. This could positively affect the demand for our ESBC products, but negatively affect the demand for our media gateway products.

We are experiencing decreasing demand for our technology products from customers who previously manufactured network equipment products based on our enabling technology. These customers are migrating from AudioCodes’ enabling technology products to diverse integrated comprehensive solutions and, as a result, the demand for our technology products is being adversely affected.

We continue to experience pressure to shorten our lead times in supplying products to customers. Some of our customers are implementing “demand pull” programs by which they only purchase our products very close to the time, if not simultaneously with the time, they plan to sell their products. We are increasing our sales efforts in new markets, such as Latin America, Eastern Europe and Far East. We have introduced new system level products, and applications in our product lines. We are still experiencing low visibility into customer demand for our products which restricts our ability to predict our level of sales.

E.	OFF-BALANCE SHEET ARRANGEMENTS

We do not have any “off-balance sheet arrangements” as this term is defined in Item 5E of Form 20-F.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2012, our contractual obligations were as follows (dollars in thousands):

	PAYMENTS DUE BY PERIOD
	LESS THAN	1-3	3-5	MORE THAN
	1 YEAR	YEARS	YEARS	5 YEARS	TOTAL
Senior convertible notes		353			353
Bank loans	8,436	9,371	5105	-	22,913
Rent and lease commitments, net (1)	5,375	10,222	9,927	-	25, 524
Accrued severance pay (2)					512
Uncertain tax positions (3)					394
Payment to NSC’s former shareholders	506	-			506
Office of the Chief Scientist				29,413	29,413
Other commitments	1,174	-	-	-	1,174

(1)   Our obligation for rent and lease commitments as of December 31, 2012 was approximately $26.9 million. We have rent and lease income in the amount of approximately $1.4 million, leaving a net obligation of approximately $26.5 million.

(2)   Our obligation for accrued severance pay under Israel’s Severance Pay Law as of December 31, 2012 was $16.3 million. This obligation is payable only upon termination, retirement or death of the respective employee. We have funded $15.8 million through deposits into severance pay funds, leaving a net obligation of approximately $512,000.

(3)   Uncertain income tax position under ASC 740 (formerly FASB Interpretation No 48), “Income Taxes,” are due upon settlement and we are unable to reasonably estimate the ultimate amount of timing of settlement. See also Note 14f in our Consolidated Financial Statements for further information regarding our liability under ASC 740.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information with respect to our directors, senior executive officers and key employees at April 3, 2013:

Name	Age	Position
Stanley B. Stern	56	Chairman of the Board of Directors
Shabtai Adlersberg	60	President, Chief Executive Officer and Director
Guy Avidan	50	Vice President of Finance and Chief Financial Officer
Lior Aldema	47	Chief Operating Officer and Head of Global Sales
Jeffrey Kahn	55	Chief Strategy Officer
Eyal Frishberg	54	Vice President, Operations
Yehuda Herscovici	45	Vice President, Systems
Nimrod Borovsky	42	Vice President, Unified Communications
Tal Dor	43	Vice President, Human Resources
Ofer Nimtsovich	44	Vice President, Global Services
Joseph Tenne(1)(2)(3)	57	Director
Dr. Eyal Kishon(1)(2)(3)(4)	53	Director
Doron Nevo(1)(2)(3)(4)	57	Director
Dana Gross	46	Director

(1) Member of Audit Committee

(2) Member of Nominating Committee

(3) Member of Compensation Committee

(4) Outside Director

Stanley Stern became a director and our Chairman of the Board in December 2012. From 2008 until 2013 Mr. Stern served in various positions at Oppenheimer & Co., including as a Managing Director and Head of Technology, Israeli Banking and FIG. Since 2013, Mr. Stern has served as the president of Alnitak Capital, a private merchant bank and strategic advisory firm. From March 2004 until December 2007, he served as a Managing Director and Head of Investment Banking at Oppenheimer. From 2002 until 2004, he was a Managing Director and the Head of Investment Banking at C.E. Unterberg, Towbin where he focused on technology and defense related sectors. From January 2000 until January 2002, Mr. Stern was the President of STI Ventures Advisory USA Inc., a venture capital firm focusing on technology investments. Prior to his term at STI Ventures, he spent over 20 years at CIBC Oppenheimer in the investment banking department and started the technology banking group in 1990. From 2002 until 2012, Mr. Stern served as the Chairman of the Board of Directors of Tucows, Inc., an internet service provider that is public traded company on AMEX, and, since 2012, he has continued to serve as a Director of Tucows, Inc. Since 2012 he has also served as a director of Given Imaging Ltd., a NASDAQ-listed manufacturer of GI medical devices. From 2004 until 2009, he served as a director of Odimo Inc., an online jewelry vendor. From 2005 until its sale in 2011, he served as a director and Chairman of the Audit Committee of Fundtech Ltd. Mr. Stern received his MBA from Harvard Business School and a BS from Queens College.

Shabtai Adlersberg co-founded AudioCodes in 1993, and has served as our President, Chief Executive Officer and a director since inception. Until December 2012, Mr. Adlersberg also served as the Chairman of our Board of Directors. Mr. Adlersberg co-founded DSP Group, a semiconductor company, in 1987. From 1987 to 1990, Mr. Adlersberg served as the Vice President of Engineering of DSP Group, and from 1990 to 1992, he served as Vice President of Advanced Technology. As Vice President of Engineering, Mr. Adlersberg established a research and development team for digital cellular communication which was spun-off in 1992 as DSP Communications. Mr. Adlersberg also serves as Chairman of the Board of Directors of Natural Speech Communication Ltd. and as a director of CTI Squared Ltd. Mr. Adlersberg holds an M.Sc. in Electronics and Computer Engineering from Tel Aviv University and a B.Sc. in Electrical Engineering from the Technion-Israel Institute of Technology, or the Technion.

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

Lior Aldema has served as Chief Operating Officer since January 2010, and as our Head of Global Sales since April 2012. Previously, he served as our Vice President, Product Management from 2002 until 2009, as well as our Vice President Marketing from February 2003 until 2009. He has been employed by us since 1998, when he was team leader and later headed our System Software Group in our research and development department. Prior to 1998, Mr. Aldema served as an officer in the Technical Unit of the Intelligence Corps of the Israeli Defense Forces (Major), heading both operational units and large development groups related to various technologies. Mr. Aldema holds an M.B.A. from Tel Aviv University and a B.Sc. from the Technion.

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

Yehuda Herscovici has served as our Vice President, Systems Group since 2003. From 2001 to 2003, Mr. Herscovici served as our Vice President, Advanced Products. From 2000 to 2001, Mr. Herscovici served as our Director of Advanced Technologies. From 1994 to 1998 and during 1999, Mr. Herscovici held a variety of research and development positions at Advanced Recognition Technologies, Ltd., a voice and handwriting recognition company, heading its research and development from 1999 to 2000 as Vice President, Research and Development. From 1998 to 1999, Mr. Herscovici was engaged in developing various wireless communication algorithms at Comsys, a telecommunications company. Mr. Herscovici holds an M.Sc. and a B.Sc., from the Technion both in the area of telecommunications.

Tal Dor has served as our Vice President of Human Resources since March 2000. Prior to March 2000, Ms. Dor acted for several years as a consultant in Israel to, among others, telephone and cable businesses, as well as health and social service organizations. Ms. Dor holds a B.A. in psychology, from Ben-Gurion University of the Negev and an M.A. in psychology from Tel Aviv University.

Nimrod Borovsky has served as our Vice President of Unified Communications since January 2013 and heads the strategic business development efforts with AudioCodes unified communications partners and channels. Mr. Borovsky has been with AudioCodes since 2005 and has served in numerous product, marketing and business development positions with us. He has worked in telecom and VoIP markets for almost 20 years. Prior to joining AudioCodes, Mr. Borovsky spent eight years at VocalTec Communications where he served in several positions in research and development, product management and marketing. Mr. Borovsky holds a B.Sc. degree in Electrical Engineering from the New Jersey Institute of Technology, and a M.Sc. degree in Biomedical engineering from Tel Aviv University.

Ofer Nimtsovich joined AudioCodes in March 2013 as Vice President, Global Services. From 2000 until February 2013, Mr. Nimtsovich served in various executive positions at Retalix, including Chief Information Officer, Executive Vice President of Global Services and, most recently as the head of the Software as a Service division of Retalix. From 1994 till 2000, Mr. Nimtsovich worked for Scitex Corporation Ltd., where he held various technical and management positions, including as the Global Microsoft Infrastructure manager for Scitex. Mr. Nimtsovich graduated from the Business Administration College in Israel in 1997 with a B.A. in Business administration and marketing, and also holds an MBA degree from the University of Texas.

Joseph Tenne has served as one of our directors since June 2003. From March 2005 until April 2013, Mr. Tenne served as the Chief Financial Officer of Ormat Technologies, Inc., a company listed on the New York Stock Exchange, which is engaged in the geothermal and recovered energy business. From January 2006 until April 2013, Mr. Tenne also served as the Chief Financial Officer of Ormat Industries Ltd., an Israeli holding company listed on the Tel-Aviv Stock Exchange and the parent company of Ormat Technologies, Inc. From 2003 to 2005, Mr. Tenne was the Chief Financial Officer of Treofan Germany GmbH & Co. KG, a German company, which is engaged in the development, production and marketing of oriented polypropylene films, which are mainly used in the food packaging industry. From 1997 until 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel and a member of PricewaterhouseCoopers International Limited. Mr. Tenne holds a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

Dr. Eyal Kishon has served as one of our directors since 1997. Since 1996, Dr. Kishon has been Managing Partner of Genesis Partners, an Israel-based venture capital fund. From 1993 to 1996, Dr. Kishon served as Associate Director of Dovrat-Shrem/Yozma-Polaris Fund Limited Partnership. Prior to that, Dr. Kishon served as Chief Technology Officer at Yozma Venture Capital from 1992 to 1993. Dr. Kishon serves as a director of Allot Communications Ltd and Celtro Inc. From 1991 to 1992, Dr. Kishon was a Research Fellow in the Multimedia Department of IBM Science & Technology. From 1989 to 1991, Dr. Kishon worked in the Robotics Research Department of AT&T Bell Laboratories. Dr. Kishon holds a B.A. in Computer Science from the Technion - Israel Institute of Technology and an M.Sc. and a Ph.D. in Computer Science from New York University.

Doron Nevo has served as one of our directors since 2000. Mr. Nevo is President and CEO of KiloLambda Technologies Ltd., an optical nano-technology company, which he co-founded in 2001. From 1999 to 2001, Mr. Nevo was involved in fund raising activities for Israeli-based startup companies. From 1996 to 1999, Mr. Nevo served as President and CEO of NKO, Inc. Mr. Nevo established NKO in early 1995 as a startup subsidiary of Clalcom, Ltd. NKO designed and developed a full scale, carrier grade, IP telephony system platform and established its own IP network. From 1992 to 1996, Mr. Nevo was President and CEO of Clalcom Ltd. Mr. Nevo established Clalcom in 1992 as a telecom service provider in Israel. He also serves as a director of Etgar - Portfolio Management Trust Co. and of a number of private companies. Mr. Nevo holds a B.Sc. in Electrical Engineering from the Technion - Israel Institute of Technology and an M.Sc. in Telecommunications Management from Brooklyn Polytechnic.

Dana Gross has served as one of our directors since November 2010. She also served as one of our directors between 2000 and 2006. From 2009 until February 2013, Ms. Gross was a Venture Partner at Carmel Ventures, a leading Israeli venture capital firm. From 2006 to 2008, Ms. Gross was a Senior Vice President, Israel Country Manager at SanDisk Corporation, a manufacturer of flash memory cards. From 1992 to 2006, Ms. Gross held various senior positions at M-Systems, a manufacturer of flash memory cards that was acquired by SanDisk, including Chief Marketing Officer, Vice President, World Wide Sales, President of M-Systems Inc. (U.S. subsidiary of M-Systems) and CFO, Vice President, Finance and Administration. In addition, Ms. Gross has served as a director of Tower Semiconductor Ltd. since 2009, and served as a director of M-Systems Ltd. from 1999 to 2006 and PowerDsine Ltd. from 2004 to 2007. Ms. Gross holds a B.Sc. in Industrial Engineering from Tel-Aviv University and an M.A. in business administration from San Jose State University.

B.	COMPENSATION

The aggregate direct remuneration paid during the year ended December 31, 2012 to the 13 persons who served in the capacity of director, senior executive officer or key employee during 2012 was approximately $2.9 million, including approximately $331,000 which was set aside for pension and retirement benefits. The compensation amounts do not include amounts expended by us for automobiles made available to our officers, expenses (including business, travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

We currently pay each of our non-employee directors an annual fee of $34,000 and a fee of $1,000 for each board meeting or committee meeting attended. In the event that a director attends a meeting by phone or a resolution is adopted by written consent, then the fee is reduced to 60% and 50% of the regular meeting fee, respectively. Such fees are in accordance with the rates prescribed by the Israeli Companies Law Regulation for fees of outside directors. Only directors who are not officers receive compensation for serving as directors. Our director, Mr, Adlersberg, who also serves as our President and Chief Executive Officer, does not receive board meeting fees. Instead, he receives compensation in accordance with the terms of his employment agreement, a copy of which is filed as an exhibit to this Annual Report.

Upon election or reelection to the board of directors for a term of three years, each non-employee director is granted options to purchase 22,500 ordinary shares, of which 7,500 vest on each of the first, second and third anniversary of the grant date. Each grant is subject to the approval of the compensation committee, board of directors and shareholders. All options to directors are granted at an exercise price equal to 100% of the closing price of the ordinary shares on the NASDAQ Global Select Market on the date of grant.

Stock options to purchase our ordinary shares granted under our 2008 Stock Option Plans to persons who served in the capacity of director or executive officer are generally exercisable at the fair market value at the date of grant and expire seven years from the date of grant. The options are generally exercisable in four equal annual installments, commencing one year from the date of grant.

A summary of our stock option and restricted share units (“RSUs”) activity and related information for the years ended December 31, 2010, 2011 and 2012 for the persons who served in the capacity of director, senior executive or key employee officer during those years is as follows:

	2010		2011		2012

	Number	Weighted	Number	Weighted	Number	Weighted
	of	Average	of	Average	of	Average
	Options and RSUs	Exercise Price	Options and RSUs	Exercise Price	Options and RSUs	Exercise Price

Outstanding at the beginning of the year	1,865,928	$6.44	1,710,620	$6.07	1,314,449	$3.94

Granted	682,108	$3.77	349,601	$1.76	374,335	$2.20
Cancelled	(536,951)		(577,500)		(150,000)
Exercised	(300,465)	$2.43	(168,272)	$0.66	(56,788)	$0.56

Outstanding at the end of the year	1,710,620	$6.07	1,314,449	$3.94	1,481,996	$3.60

As of December 31, 2012, options to purchase 680,377 ordinary shares were exercisable by the 12 persons who served as an officer or director during 2012 at an average exercise price of $4.63 per share.

C.	BOARD PRACTICES

Corporate Governance Practices

We are incorporated in Israel and therefore are subject to various corporate governance practices under the Israeli Companies Law, 1999, or the Companies Law, relating to such matters as outside directors, the audit committee, the internal auditor and approvals of interested party transactions. These matters are in addition to the ongoing listing conditions of the NASDAQ Global Select Market and other relevant provisions of U.S. securities laws. Under the NASDAQ rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable NASDAQ requirements, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. For further information, see Item 16G – “Corporate Governance.”

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

Under the Companies Law, a person may not serve as an outside director if at the date of the person’s election or within the prior two years the person is a relative of the company’s controlling shareholder, or the person or his or her relatives, partners, employers, supervisors or entities under the person’s control, have or had any affiliation with us or with a controlling shareholder or relatives of a controlling shareholder, and, in the case of a company without a controlling shareholder or a shareholder holding at least 25% of the voting rights, any affiliation, at the time of election, to the chairman of the board of directors, the chief executive officer, an interested party or the company’s most senior finance officer. Under the Companies Law, “affiliation” includes:

•	an employment relationship,

•	a business or professional relationship maintained on a regular basis,

•	control, and

•	service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed or elected as a director of the private company in order to serve as an outside director following the initial public offering.

In addition, a person may not serve as an outside director:

•	if the person or his or her relatives, partners, employers, supervisors or entities under the person’s control, maintains a business or professional relationship with the company, even if such relationship is not on a regular basis, other than a negligible business or professional relationship, or

•	if the person received compensation as an outside director in excess of the amounts permitted by the Companies Law and regulations there under.

In addition, no individual may serve as an outside director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an outside director or are likely to interfere with his or her ability to serve as a director. Until the lapse of two years from the termination of office, the company, a controlling shareholder and entities under the company’s control may not grant the outside director or any of his or her relatives, directly or indirectly, any benefit, or engage the outside director or his or her relatives as an office holder of the company, of a controlling shareholders or of an entity under the company’s control, and may not employ or receive services from the outside director or any of his or her relatives, either directly or indirectly, including through a corporation controlled by that person. The restriction on a relative that is not the spouse or child of the outside director is limited to one year from the termination of office instead of two years. Pursuant to the Companies Law, at least one of the outside directors appointed by a publicly-traded company must have “financial and accounting expertise.”  The other outside directors are required to possess “financial and accounting expertise” or “professional expertise,” as these terms are defined in regulations promulgated under the Companies Law. Joseph Tenne is designated as the “audit committee financial expert” as that term is defined in Securities and Exchange Commission rules.

Outside directors are elected by a majority vote at a shareholders’ meeting. In addition to the majority vote, the shareholder approval of the election of an outside director must satisfy either of two additional tests:

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

The term of an outside director is three years and may be extended for additional three-year terms. An outside director can be removed from office only under very limited circumstances. All of the outside directors must serve on a company’s statutory audit committee and compensation committee (including one outside director serving as the chair of the audit committee and one outside director serving as the chair of the compensation committee) and each other committee of a company’s board of directors is required to include at least one outside director. If, at the time an outside director is elected, all current members of the board of directors that are not controlling shareholders or their respective relatives are of the same gender, then the elected outside director must be of the other gender.

Pursuant to the Companies Law, an Israeli company whose shares are publicly traded may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors (or a third of its board of directors in case the company has a controlling shareholder) will constitute individuals complying with certain independence criteria prescribed by the Companies Law. Pursuant to the regulations, directors who comply with the independence requirements of the NASDAQ and Securities and Exchange Commission regulations are deemed to comply with the independence requirements of the Companies Law. We have not included such a provision in our articles of association since our board of directors complies with the independence requirements of the NASDAQ and Securities and Exchange Commission regulations described above. In any event, as described above, a majority of our board of directors and all members of our audit committee are directors who comply with the independence criteria prescribed by the Companies Law.

Audit Committee

Under the Companies Law and the requirements for listing on the NASDAQ Global Select Market, our board of directors is required to appoint an audit committee. Our audit committee must be comprised of at least three directors, including all of the outside directors (one of whom must serve as the chair of the audit committee), and a majority of the committee members must comply with the director independence requirements prescribed by the Companies Law. The audit committee consists of: Dr. Eyal Kishon, Doron Nevo and Joseph Tenne, with Doron Nevo serving as the chairman of the audit committee. Our board of directors has determined that Joseph Tenne is an “audit committee financial expert” as defined in Securities and Exchange Commission rules and that all members of the audit committee are independent under the applicable Securities and Exchange Commission rules, NASDAQ rules and provisions of the Companies Law.

The audit committee may not include the chairman of the board, or any director employed by us, by a controlling shareholder or by any entity controlled by a controlling shareholder, or any director providing services to us, to a controlling shareholder or to any entity controlled by a controlling shareholder on a regular basis, or any director whose income is primarily dependent on a controlling shareholder, and may not include a controlling shareholder or any relatives of a controlling shareholder. Individuals who are not permitted to be audit committee members may not participate in the committee’s meetings other than to present a particular issue. However, an employee who is not a controlling shareholder or relative may participate in the committee’s discussions but not in any vote, and the company’s legal counsel and corporate secretary may participate in the committee’s discussions and votes if requested by the committee.

Under the Companies Law, a meeting of the audit committee is properly convened if a majority of the committee members attend the meeting, and in addition a majority of the attending committee members are independent directors within the meaning of the Companies Law and include at least one outside director.

We have adopted an audit committee charter as required by NASDAQ rules. The audit committee’s duties include providing assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the fees of, and services performed by, our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. Under the Companies Law, the audit committee also is required to monitor deficiencies in the administration of our company, including by consulting with the internal auditor and independent accountants, to review, classify and approve related party transactions and extraordinary transactions, to review the internal auditor’s audit plan and to establish and monitor whistleblower procedures.

Nominating Committee

NASDAQ rules require that director nominees be selected or recommended for the board’s selection either by a committee composed solely of independent directors or by a majority of independent directors. Our Nominating Committee assists the board of directors in its selection of individuals as nominees for election to the board of directors and/or to fill any vacancies or newly created directorships on the board of directors. The Nominating Committee consists of Dr. Eyal Kishon, Doron Nevo and Joseph Tenne, with Doron Nevo serving as the chairman of the Nominating Committee. All members of the Nominating Committee are independent under the applicable NASDAQ rules and provisions of the Companies Law.

Compensation Committee

Under the Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must consist of at least three directors, include all of the outside directors (including one outside director serving as the chair of the compensation committee), and a majority of the committee members must comply with the director independence requirements prescribed by the Companies Law. Similar to the rules that apply to the audit committee, the compensation committee may not include the chairman of the board, or any director employed by us, by a controlling shareholder or by any entity controlled by a controlling shareholder, or any director providing services to us, to a controlling shareholder or to any entity controlled by a controlling shareholder on a regular basis, or any director whose primary income is dependent on a controlling shareholder, and may not include a controlling shareholder or any of its relatives. Individuals who are not permitted to be compensation committee members may not participate in the committee's meetings other than to present a particular issue; provided, however, that an employee that is not a controlling shareholder or relative may participate in the committee's discussions, but not in any vote, and the company's legal counsel and corporate secretary may participate in the committee's discussions and votes if requested by the committee.

The compensation committee's duties include recommending to the board of directors a compensation policy for executives and monitor its implementation, approve compensation terms of executive officers, directors and employees affiliated with controlling shareholders, make recommendations to the board of directors regarding the issuance of equity incentive awards under our equity incentive plan and exempt certain compensation arrangements from the requirement to obtain shareholder approval under the Companies Law. The compensation committee meets at least twice a year, with further meetings to occur, or actions to be taken by unanimous written consent, when deemed necessary or desirable by the committee or its chairperson.

The compensation committee consists of: Dr. Eyal Kishon, Doron Nevo and Joseph Tenne, with Doron Nevo serving as the chairman of the compensation committee. All members of the compensation committee are independent under the applicable Securities and Exchange Commission rules, NASDAQ rules and provisions of the Companies Law.

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

Board Classes

Pursuant to our articles of association, our directors, other than our outside directors, are classified into three classes (classes I, II and III). The members of each class of directors and the expiration of the term of office are as follows:

Dana Gross	Class I	2013

Joseph Tenne	Class II	2014

Shabtai Adlersberg	Class III	2015

Stanley B. Stern	Class III	2015

Our outside directors under the Companies Law, Doron Nevo and Dr. Eyal Kishon, are not members of any class and serve in accordance with the provisions of the Companies Law. Dr. Kishon’s term ends in 2014 and Mr. Nevo’s term ends in 2015.

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

EMPLOYEES

We had the following number of employees as of December 31, 2010, 2011 and 2012 in the areas set forth in the table below:

	As of December 31,
	2010	2011	2012
Research and development	270	266	225
Sales and marketing, technical service and support	211	238	231
Operations	91	88	83
Management and administration	40	42	40
	612	634	579

Our employees were located in the following areas as of December 31, 2010, 2011 and 2012.

	As of December 31,
	2010	2011	2012
Israel	394	402	352
United States	132	135	118
Europe	25	28	28
Far East	52	55	69
Latin America	9	14	12
	612	634	579

The decrease in the number of employees in 2012 was primarily attributable to our plan to restructure our operations in order to better align our resources and assets to our core networking and enterprise telephony businesses. The increase in the number of employees in 2010 and in 2011 was primarily attributable to an increase in sales and marketing personnel.

Israeli labor laws and regulations are applicable to our employees in Israel. These laws principally concern matters such as paid annual vacation, paid sick days, length of the workday, pay for overtime, insurance for work-related accidents, severance pay and other conditions of employment. Israeli law generally requires severance pay, which may be funded by Manager’s Insurance, described below, upon the retirement or death of an employee or termination of employment without cause (as defined under Israeli law). Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which include payments for national health insurance. The payments to the National Insurance Institute currently range from approximately 7% to 17% of wages up to specified wage levels, of which the employee contributes approximately 49% and the employer contributes approximately 51%.

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

D.	SHARE OWNERSHIP

The following table sets forth the share ownership and outstanding number of options of our directors and officers as of April 3, 2013.

	Total Shares		Number of
	Beneficially	Percentage of	Options
Name	Owned	Ordinary Shares

Shabtai Adlersberg	5,278,780	13.9%	212,898
Stanley B. Stern	*		*
Guy Avidan	*		*
Lior Aldema	*		*
Jeffrey Kahn	*		*
Eyal Frishberg	*		*
Yehuda Herscovici	*		*
Nimrod Borovsky	*		*
Tal Dor	*		*
Ofer Nimtsovich	*		*
Joseph Tenne	*		*
Dr. Eyal Kishon	*		*
Doron Nevo	*		*
Dana Gross	*		*

* Less than one percent.

Our officers and directors have the same voting rights as our other shareholders.

The following table sets forth information with respect to the options to purchase our ordinary shares held by Mr. Adlersberg as of April 3, 2013.

Number of		Exercise
Options	Grant Date	Price	Exercised	Cancelled	Vesting	Expiration Date

120,808	December 14, 2009	$2.57	-	-	4 years	December 14, 2016
123,456	December 14, 2010	$5.83	-	-	4 years	December 14, 2017
122,201	December 14, 2011	$3.66	-	-	4 years	December 14, 2018
113,876	December 14, 2012	$3.02	-	-	4 years	December 14, 2019

The following table sets forth information with respect to the RSUs granted to Mr. Adlersberg as of April 3, 2013. These RSUs vest quarterly over a four-year period from the date of grant, subject to his continuing service to us.

Number of
RSUs	Grant Date	issued

40,269	December 14, 2009	32,718
41,152	December 14, 2010	23,148
40,734	December 14, 2011	12,728
37,959	December 14, 2012	2,372

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

Employee Share Option Plans

2008 Equity Incentive Plan. We adopted an equity incentive plan under Section 102 of the Israeli Income Tax Ordinance, or Section 102, which provides certain tax benefits in connection with share-based compensation to employees, officers and directors. This plan, our 2008 Equity Incentive Plan, was approved by the Israeli Tax Authority.

Under our equity incentive plan, we may grant our directors, officers and employees restricted shares, restricted share units and options to purchase our ordinary shares under Section 102. We may also grant other persons awards under our equity incentive plan. However, such other persons (controlling shareholders and consultants) will not enjoy the tax benefits provided by Section 102. The total number of ordinary shares that were originally available for grant under the 2008 Plan was 2,009,122, which was increased in 2010 to 4,009,122. This number is reduced by one share for each equity grant we make under the 2008 Plan. During 2012, options to purchase 927,376 ordinary shares and 70,215 restricted share units were granted under the 2008 Plan. As of December 31, 2012, 660,979 ordinary shares remained available for grant under the 2008 Plan. As of December 31, 2012 there are 3,777,032 options to purchase ordinary shares and 182,161 restricted share units outstanding under the plan.

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

To our knowledge, (A) we are not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government and (B) there are no arrangements, the operation of which may at a subsequent date result in a change in control of AudioCodes. The following table sets forth, as of April 3, 2013 the number of our ordinary shares, which constitute our only outstanding voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding ordinary shares, and (ii) all of our directors and senior executive officers as a group.

Identity of Person or
Group	Amount Owned	Percent of Class
Shabtai Adlersberg(1)	5,491,678	14.5%
Leon Bialik(2)	4,079,322	10.7%
Rima Management, LLC(3)	3,984,316	10.5%
All directors and senior executive officers as a group (11 persons) (4)	5,999,178	14.3%

(1)	Includes options to purchase 212,898 shares, exercisable within 60 days of April 3, 2013.

(2)	The information is derived from a statement on Schedule 13G/A, dated February 22, 2013 of Leon Bialik filed with the Securities and Exchange Commission.

(3)	The information is derived from a statement on Schedule 13G, dated December 10, 2012, of Rima Management, LLC and Richard Mashaal filed with the Securities and Exchange Commission.

(4)	Includes 719,148 ordinary shares which may be purchased pursuant to options exercisable within sixty days following March 31, 2013.

Mr. Adlersberg held 14.4% of our ordinary shares as of December 31, 2012 as compared to 12.9% of our ordinary shares as of December 31, 2011 and 13.5% of our ordinary shares as of December 31, 2010.

Mr. Bialik held 10.7% of our ordinary shares as of December 31, 2012 as compared to 10.0% of our ordinary shares as of December 31, 2011 and 9.9% of our ordinary shares as of December 31, 2010.

Rima Management, LLC held 10.5% of our ordinary shares as of December 31, 2012 as compared to 9.5% of our ordinary shares as of December 31, 2011 and 8.6% of our ordinary shares as of December 31, 2010.

As of April 9, 2013, there were approximately 19 holders of record of our ordinary shares in the United States, although we believe that the number of beneficial owners of the ordinary shares is significantly greater. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

The major shareholders have the same voting rights as the other shareholders.

B.	RELATED PARTY TRANSACTIONS

Pursuant to a distribution agreement we entered into with MailVision Ltd., a company in which we own 26.6% of the shares as of December 31, 2012, we resell and market MailVision’s products and services. In 2012, we paid MailVision $1.4 million pursuant to this distribution agreement. In April 2013, we entered into an asset purchase agreement with MailVision. See “Major Developments since January 1, 2012” under Item 4.A above for a description of the asset purchase agreement. Upon closing of the transaction under this agreement, the distribution agreement with MailVision will be terminated.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

For a discussion of our legal proceedings, please see Item 4B-“Information on the Company-Business Overview-Legal Proceedings.”

Dividend Policy

For a discussion of our dividend policy, please see Item 10B-“Additional Information-Memorandum and Articles of Association-Dividends.”

B.	Significant Changes

No significant change has occurred since December 31, 2012, except as otherwise disclosed in this Annual Report.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS UPDATE ALL TABLES AND DISCLOSURE IN THIS SECTION

Our ordinary shares are listed on the NASDAQ Global Select Market and the TASE under the symbol “AUDC.”

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by the NASDAQ Global Select Market.

	Price Per Share
Calendar Year	High	Low
2012	$4.25	$1.20
2011	$8.07	$2.28
2010	$6.51	$2.31
2009	$3.06	$0.92
2008	$5.26	$1.47

	Price Per Share
Calendar Period	High	Low
2013
Second quarter (through April 3, 2013)	$3.84	$3.02
First quarter	$4.75	$3.20

2012
Fourth quarter	$3.35	$2.18
Third quarter	$3.20	$1.20
Second quarter	$2.77	$1.70
First quarter	$4.25	$2.58

2011
Fourth quarter	$3.98	$2.28
Third quarter	$5.75	$2.96
Second quarter	$6.39	$3.93
First quarter	$8.07	$5.38

	Price Per Share
Calendar Month	High	Low
2013
March	$4.19	$3.72
February	$4.75	$3.64
January	$3.87	$3.20

2012
December	$3.35	$2.67
November	$2.82	$2.25
October	$2.77	$2.18
September	$3.20	$1.36

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by The Tel Aviv Stock Exchange. All share prices shown in the following table are in NIS. As of December 31, 2012, the exchange rate was equal to approximately NIS 3.733 per U.S. $1.00.

	Price Per Share
Calendar Year	High		Low
2012	NIS	15.99	NIS	5.44
2011	NIS	29.51	NIS	8.65
2010	NIS	23.25	NIS	9.20
2009	NIS	11.55	NIS	4.26
2008	NIS	20.20	NIS	5.71

Calendar Period	Price Per Share
2013
Second quarter (through April 3, 2013)	NIS	13.63	NIS	12.97
First quarter	NIS	18.38	NIS	11.37

2012
Fourth quarter	NIS	12.42	NIS	8.43
Third quarter	NIS	11.49	NIS	5.44
Second quarter	NIS	10.48	NIS	6.60
First quarter	NIS	15.99	NIS	9.85

2011
Fourth quarter	NIS	14.66	NIS	8.65
Third quarter	NIS	19.03	NIS	11.20
Second quarter	NIS	21.97	NIS	13.63
First quarter	NIS	29.51	NIS	19.14

	Price Per Share
Calendar Month	High		Low
2013
March	NIS	15.49	NIS	13.62
February	NIS	18.38	NIS	14.00
January	NIS	14.05	NIS	11.37

2012
December	NIS	12.42	NIS	10.25
November	NIS	11.40	NIS	8.71
October	NIS	10.49	NIS	8.43
September	NIS	11.49	NIS	5.55

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ordinary shares are listed for trading on the NASDAQ Global Select Market under the symbol “AUDC.” Our ordinary shares are also listed for trading on The Tel-Aviv Stock Exchange under the symbol “AUDC.” In addition, we are aware of our ordinary shares being traded on the following markets: Frankfurt Stock Exchange, Berlin Stock Exchange, Munich Stock Exchange, Stuttgart Stock Exchange, the German Composite and XETRA.

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

Share Capital

Our authorized share capital consists of NIS 1,025,000 divided into 100,000,000 ordinary shares, nominal value NIS 0.01 per share, and 2,500,000 preferred shares, nominal value NIS 0.01 per share. As of April 3, 2013, we had 38,044,692 ordinary shares outstanding (which does not include 11,356,707 treasury shares) and no preferred shares outstanding.

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

Duty of Loyalty. The duty of loyalty generally requires an office holder to act in good faith and for the benefit of the company. Specifically, an office holder must avoid any conflict of interest between the office holder’s position in the company and his or her other positions or personal affairs. In addition, an office holder must avoid competing against the company or exploiting any business opportunity of the company for his or her own benefit or the benefit of others. An office holder must also disclose to the company any information or documents relating to the company’s affairs that the office holder has received due to his or her position in the company. A company may approve any of the acts mentioned above provided that all the following conditions apply: the office holder acted in good faith and neither the act nor the approval of the act prejudices the good of the company, and the office holder disclosed the essence of his or her personal interest in the act, including any substantial fact or document, a reasonable time before the date for discussion of the approval. A director is required to exercise independent discretion in fulfilling his or her duties and may not be party to a voting agreement with respect to his or her vote as a director. A violation of these requirements is deemed a breach of the director’s duty of loyalty.

The term “office holder” includes any managing director, general manager, chief executive officer, executive vice president, vice president, or any other person assuming the responsibilities of any of these positions regardless of that person’s title, or any director or any manager directly subordinate to the general manager. Each person listed in the table under Item 6. “Directors, Senior Management and Employees-A. Directors and Senior Management” above is an “office holder” of AudioCodes.

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

The office holder must make the disclosure of his personal interest no later than the first meeting of the company’s board of directors that discusses the particular transaction. The office holder’s duty to disclose shall not apply in the event that the personal interest only results from a personal interest of the office holder’s relative in a transaction that is not an “extraordinary transaction.” The Companies Law defines an “extraordinary transaction” as a transaction not in the ordinary course of business, not on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities, and a “relative” is defined as a spouse, sibling, parent, grandparent, descendent, and includes the descendant, sibling or parent of a spouse, as well as the spouse of any of the foregoing.

Approval of Compensation of Office Holders. Under the Companies Law, compensation arrangements for officers (other than the Chief Executive Officer) who are not directors require the approval of the compensation committee and the board of directors. If the compensation arrangement is an immaterial amendment to an existing compensation arrangement of an officer who is not a director, the approval of the compensation committee is sufficient. Arrangements regarding the compensation of the Chief Executive Officer and directors require the approval of the compensation committee, the board and the shareholders, in that order. In certain cases, the compensation of the Chief Executive Officer who is not a director may be approved without approval of the shareholders.

Approval of Other Transactions with Office Holders. In the case of a transaction that is not an extraordinary transaction, after the office holder complies with the disclosure requirement described above, only board approval is required unless the articles of association of the company provide otherwise. Our articles of association do not provide otherwise. Such approval must determine that the transaction is not adverse to the company's interest. If the transaction is an extraordinary transaction, or if it concerns exculpation, indemnification, insurance or compensation of an office holder, then the approvals of the company's compensation committee and the board of directors are required, except if the compensation arrangement is a non-material amendment to an existing compensation arrangement of an officer who is not a director (in which case the approval of the compensation committee is sufficient). If the transaction concerns exculpation, indemnification, insurance or compensation of a director, then the approvals of the company's compensation committee, board of directors and shareholders are required (in that order), except if the compensation arrangement is an immaterial amendment to an existing compensation arrangement of an officer who is not a director, in which case the approval of the compensation committee is sufficient. Exculpation, indemnification, insurance or compensation of a director or the Chief Executive Officer also requires shareholder approval.

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

Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders. Under the Israeli Companies Law, the disclosure requirements described above that apply to an officer holder, also apply to a controlling shareholder of a public company, which includes a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder for this purpose.Approval of the audit committee, the board of directors and our shareholders, in that order, is required for extraordinary transactions, including a private placement, with a controlling shareholder or in which a controlling shareholder has a personal interest.

Approval of the compensation committee, the board of directors and our shareholders, in that order, is required for the terms of compensation or employment of a controlling shareholder or his or her relative, as an officer holder or employee of our company or as a service provider to the company, including through a company controlled by a controlling shareholder.

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

The Companies Law requires the parties to a proposed merger to file a merger proposal with the Israeli Registrar of Companies, specifying certain terms of the transaction. Each merging company’s board of directors and shareholders must approve the merger. Shares in one of the merging companies held by the other merging company or certain of its affiliates are disenfranchised for purposes of voting on the merger. A merging company must inform its creditors of the proposed merger. Any creditor of a party to the merger may seek a court order blocking the merger, if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of the parties to the merger. Moreover, a merger may not be completed until at least 50 days have passed from the time that the merger proposal was filed with the Israeli Registrar of Companies and at least 30 days have passed from the approval of the shareholders of each of the merging companies.

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

Insurance, Indemnification and Exculpation of Directors and Officers; Limitations on Liability

Insurance of Office Holders

The Companies Law permits a company, if permitted by its articles of association, to insure an office holder in respect of liabilities incurred by the office holder as a result of:

•	breach of the duty of care owed to the company or a third party;

•	breach of the fiduciary duty owed to the company, provided that the office holder acted in good faith and had reasonable grounds to believe that his action would not harm the company’s interests;

•	monetary liability imposed on the office holder in favor of a third party; and

•	reasonable litigation expenses, including attorney fees, incurred by the office holder as a result of an administrative enforcement proceeding instituted against him (without limiting from the generality of the foregoing, such expenses will include a payment imposed on the office holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israel Securities Law, 5728-1968, as amended (the “Israeli Securities Law”), and expenses that the office holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Israeli Securities Law, including reasonable legal expenses, which term includes attorney fees).

Indemnification of Office Holders

Under the Companies Law, a company can, if permitted by its articles of association, indemnify an office holder for any of the following obligations or expenses incurred in connection with his or her acts or omissions as an office holder:

•	monetary liability imposed on an office holder in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court;

•	reasonable legal costs, including attorney’s fees, expended by an office holder as a result of:

–	an investigation or proceeding instituted against the office holder by a competent authority, provided that such investigation or proceeding concludes without the filing of an indictment against the office holder, and either:

o	no financial liability was imposed on the office holder in lieu of criminal proceedings, or

o	financial liability was imposed on the office holder in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent; and (y) in connection with an administrative enforcement proceeding or a financial sanction (without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Office Holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, and expenses that the Office Holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Israeli Securities Law, including reasonable legal expenses, which term includes attorney fees); and

•	reasonable legal costs, including attorneys’ fees, expended by the office holder or for which the office holder is charged by a court:

–	in an action brought against the office holder by or on behalf of the company or a third party, or

–	in a criminal action in which the office holder is found innocent, or

–	in a criminal action in which the office holder is convicted and in which a proof of criminal intent is not required.

o	A company may indemnify an office holder in respect of these liabilities either in advance of an event or following an event. If a company undertakes to indemnify an office holder in advance of an event, the indemnification, other than legal costs, must be limited to foreseeable events in light of the company’s actual activities when the company undertook such indemnification, and reasonable amounts or standards, as determined by the board of directors.

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

In September 2011, we entered into loan agreements with First International Bank of Israel that provided for loans in the total principal amount of $6.75 million. The Loans bear interest at LIBOR+2.1% with respect to one-half of the principal amount of the loans and LIBOR plus 3.1% with respect to the other half of the principal amount of the loan. The principal amount borrowed is repayable in 20 equal quarterly installments from September 2012 through September 2017. The bank has a lien on our assets and we are required to maintain compensating balances with the bank equal to 50% of the principal amount of the loan, plus an additional $1 million in connection with a waiver granted by the bank that is described below. The additional $1 million of compensating balances is to stay in place until such time as we are in compliance with the original covenants. The agreement requires us, among other things, to maintain shareholders’ equity, cash balance and liabilities to banks at specified levels and to achieve certain levels of operating income. The agreement also restricts us from paying dividends.

In September 2011, we entered into loan agreements with Bank Leumi in Israel that provided for loans in the total amount of $12.0 million. The loans bear interest at LIBOR plus 3.4% with respect to one-half of the principal amount of the loans and LIBOR plus 2.75% with respect to the other half of the loans. According to the loan agreement we are required to maintain compensating balances as a bank deposit in an amount equal to 50% of the principal amount of the loan, plus an additional $1 million in connection with a waiver granted by the bank that is described below. The additional $1 million of compensating balances is to stay in place until such time as we are in compliance with the original covenants. This bank deposit bears interest at LIBOR plus 2.38%. The principal amount borrowed is repayable in 20 equal quarterly installments from December 2011 through September 2017.

In December 2011, we entered into loan agreements with bank Mizrahi in Israel that provided for loans in the total amount of $5.0 million. The loans bear interest at LIBOR plus 3.6% with respect to $1.1 million of the loans. According to the loan agreement, we are required to maintain a $3.9 million compensating balance as a bank deposit, subject to reduction as this portion of the loan is repaid. This $3.9 million portion of the loan bears interest at 0.5% above the bank deposit interest rate. Of the amount borrowed, $1.1 million is repayable in 20 equal quarterly installments and the remaining $3.9 million is repayable in 10 equal semiannual payments through December 2016.

As of December 31, 2012, the Bank Mizrahi loans bear interest at LIBOR plus 4.35% with respect to $935,000 of the loans. According to the loan agreement, we are required to maintain a $3.1 million compensating balance as a bank deposit. This $3.1 million portion of the loan bears interest at 1.25% above the bank deposit interest rate and reduces the compensating balance as it is repaid.

The other terms of the loan with Bank Leumi and Bank Mizrahi are similar to the loan agreement with First International Bank described in the first paragraph of this section. Bank Leumi, Bank Mizrahi and First International Bank share the lien on our assets.

During 2012, we were not in compliance with some of the financial covenants contained in our loan agreements. Each of Bank Leumi, Bank Mizrahi and First International Bank agreed to waive compliance with these covenants, subject to compliance with revised financial covenants during the remainder of 2012 and 2013, an increase in the interest rate with respect to one of the loans and an increase in required compensating balances. As of December 31, 2012, we were in compliance with the covenants in our loan agreements. If we are unable to comply with our revised financial covenants, our lenders could require us to repay all of our outstanding loans.

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

Israeli Tax Considerations

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax on taxable income at the rate of 25% for the 2012 tax year. The corporate tax rate applicable for 2011 was 24% and for 2010 was 25%.

On December 5, 2011, the Israeli Parliament enacted the Law for Tax Burden Reform (Legislative Amendments), 2011 (the “Law”) which, among other things, cancels effective from 2012, the scheduled progressive reduction in the corporate tax rate. The Law also increases the corporate tax rate to 25% in 2012. In view of this increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate were also increased accordingly.

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

In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of conditions stipulated in the Investment Law and related regulations and the criteria set forth in the specific certificate of approval. In the event that a company does not meet these conditions, it will be subject to corporate tax at the rate then in effect under Israeli law for such tax year. As of December 31, 2012, management believes that we meet all of the aforementioned conditions.

On April 1, 2005, an amendment to the law came into effect (the “2005 Amendment”) and has significantly changed the provisions of the law. The 2005 Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Beneficiary Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

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

The duration of tax benefits is subject to a limitation of the earlier of seven to ten years from the Commencement Year, or twelve years from the first day of the Year of Election. The Commencement Year is defined as the later of (a) the first tax year in which a company had derived income for tax purposes from the Beneficiary Enterprise or (b) the year in which a company requested to have the tax benefits apply to the Beneficiary Enterprise - Year of Election. The tax benefits granted to a Beneficiary Enterprise are determined, as applicable to its geographic location within Israel, according to one of the following new tax routes, which may be applicable to us:

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

In addition, the law provides that terms and benefits included in any certificate of approval granted prior to December 31, 2004 will remain subject to the provisions of the law as they were on the date of such approval. Therefore, our existing Approved Enterprises” will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the law as amended, will subject us to taxes upon distribution or liquidation and we may be required to record a deferred tax liability with respect to such tax-exempt income. We elected 2008 and 2011 as “year of election” under the Investments Law after the Amendment. We expect that a substantial portion of any taxable operating income that we may realize in the future will be derived from our approved enterprise status.

In December 2010, an amendment to the Investment Law came into effect ("the 2010 Amendment"). The 2010 Amendment became effective as of January 1, 2011. According to the 2010 Amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the our entire preferred income. We can elect to have the 2010 Amendment apply to it. Once an election is made, we will be subject to the amended tax rates as follows: 2011 and 2012 - 15%, 2013 and 2014 - 12.5% and in 2015 and thereafter - 12%.

We do not currently intend to implement the 2010 Amendment, and intend to continue to comply with the Investment Law as in effect prior to enactment of the 2010 Amendment until the earlier of such time that compliance with the Investment Law prior to 2010 Amendment is no longer in our interests or until the expiration of our current investment programs. We are required to comply with the 2010 Amendment subsequent to the expiration of our current investment programs and for any new qualified investment program, after a transitional period. As a result, the 2010 Amendment may increase our average tax rate in future years.

Recently, new legislation amending the law was adopted. Under this new legislation, a uniform corporate tax rate will apply to all qualifying income of certain industrial companies, as opposed to the current law’s incentives, which are limited to income from Approved Enterprises and Privileged Enterprises during their benefits period. Under the new law, the uniform tax rate will be 10% in areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% in Development Zone A and 12.5% elsewhere in Israel in 2013-2014, and 6% in Development Zone A and 12% elsewhere in Israel thereafter. The profits of these industrial companies will be freely distributable as dividends, subject to a 15% withholding tax (or lower, under an applicable tax treaty). AudioCodes is not located in Zone A.

Under the transition provisions of the new legislation, we may decide to irrevocably implement the new law during 2012-2013 while waiving benefits provided under the current law or to remain subject to the current law.

A recent amendment to the Investment Law became effective on November 12, 2012 and provides temporary tax relief on the amount of tax which should have been paid on distributable tax exempt earnings, in order to encourage companies to pay the reduced taxes during the following 12 months. Pursuant to the amendment, companies may elect by November 11, 2013 to pay a reduced corporate tax rate with respect to undistributed exempt Approved or Privileged income, accumulated up until December 31, 2011. An election to release a greater amount of the total accumulated exempt earnings will result in a higher relief from the corporate income tax, reflecting a tax rate ranging from 6% to 17.5%.

The reduced corporate tax is payable within 30 days of making the election. Following the payment of the reduced corporate taxes, companies that elect to adopt the amendment will be entitled to distribute dividends from such income, without being required to pay any further corporate taxes with respect to such dividends. The amendment does not require an actual distribution of the retained earnings, nor does it provide any relief from the dividend withholding tax. Companies that have made this election must make certain qualified investments in Israel over the five year period commencing 2013. Companies that have elected to apply the amendment cannot withdraw from the election.

The Investment Law treats certain payments made by a company from cash resources derived from tax exempt income as a deemed dividend distribution event, triggering a corporate tax liability at the regular Approved or Privileged income tax rates. Such payments include, but are not limited to, repurchase of shares and payments made to substantial shareholders as defined in the Law. The above amendment to the Law stipulated that investments in subsidiaries, including in the form of an acquisition of a subsidiary from an unrelated party, may be also considered as a deemed dividend distribution event, thus increasing the risk of triggering a deemed dividend distribution event and therefore a potential tax exposure. The ITA interpretation is that this provision applies retroactively to investments and acquisitions made prior to the amendment.

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

Capital Gains Tax

Israeli law generally imposes a capital gains tax on the sale of securities of an Israeli company traded on the TASE, on an authorized stock exchange outside Israel or on a regulated market (which includes a system through which securities are traded pursuant to rules prescribed by the competent authority in the relevant jurisdiction) in or outside Israel. Pursuant to amendments to the Tax Ordinance, effective as of January 1, 2012, the capital gains tax rate applicable to individuals upon the sale of such securities is such individual’s marginal tax rate but not more than 25% (or 30% with respect to a Substantial Shareholder). A 30% tax rate will apply to an individual who meets the definition of a ‘Substantial Shareholder’ on the date of the sale of the securities or at any time during the 12 months preceding such date. A ‘Substantial Shareholder’ is defined as a person who, either alone or together with any other person, holds, directly or indirectly, at least 10% of any of the means of control of a company (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director). Different tax rates apply to capital gains accrued from the sale by individuals of securities that are not publicly traded as aforesaid.

With respect to corporate investors, effective January 1, 2012, capital gain tax equal to the corporate tax rate (as of January 1, 2012 - 25%) will be imposed on the sale of traded shares.

These rates are subject to the provisions of any applicable bilateral double taxation treaty. The treaty concerning double taxation between the United States and Israel (the Convention between the Government of the State of Israel and the Government of the United States of America With Respect to Taxes on Income (the “Treaty”)) is discussed below.

In addition, if our ordinary shares are traded on the TASE, on an authorized stock exchange outside Israel or on a regulated market (which includes a system through which securities are traded pursuant to rules prescribed by the competent authority in the relevant jurisdiction) in or outside Israel, gains on the sale of our ordinary shares held by non-Israeli tax resident investors will generally be exempt from Israeli capital gains tax. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income. In addition, persons paying consideration for shares, including purchasers of shares, Israeli securities dealers effecting a transaction, or a financial institution through which securities being sold are held, are required, subject to any applicable exemptions and the demonstration of the selling shareholder of its non-Israeli residency, to withhold tax upon the sale of publicly traded securities at a rate of 25% for a corporation and 25% for an individual.

Israeli law generally exempts non-resident individuals and entities from capital gains tax on the sale of securities of Israeli companies, provided that the securities were acquired on or after January 1, 2009.

Income Taxes on Dividend Distribution to Non-Israeli Shareholders

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on the shares of companies that are not publicly traded at the rate of 25% (30% if the dividend recipient is a Substantial Shareholder, at the time of distribution or at any time during the preceding 12-month period), which tax is to be withheld at source, unless a different rate is provided under an applicable tax treaty. Dividends paid on the shares of companies that are publicly traded, like our ordinary shares, to non-Israeli residents, although generally subject to the same tax rates applicable to dividends paid on the shares of companies that are not publicly traded, are generally subject to Israeli withholding tax at a rate of 25% (whether or not the recipient is a Substantial Shareholder), unless a different rate is provided under an applicable tax treaty. The distribution of dividends to non-Israeli residents (either individuals or corporations) from income derived from an Approved Enterprise or a Benefiting Enterprise during the applicable benefits period or from Preferred Income is subject to withholding tax at a rate of 15%, unless a different tax rate is provided under an applicable tax treaty.

A non-resident of Israel who has dividend income derived from or accrued in Israel, from which the full amount of tax was withheld at source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided that: (i) such income was not derived from a business conducted in Israel by the taxpayer; and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

Residents of the United States generally will have withholding tax in Israel deducted at source. As discussed below, they may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

Tax Benefits of Research and Development

Israeli tax law allows, under specific conditions, a tax deduction in the year incurred for expenditures, including expenditures relating to scientific research and development projects, if:

•	The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;
•	The research and development is for the promotion or development of the company; and
•	The research and development is carried out by or on behalf of the company seeking the deduction.

Expenditures not so approved are deductible over a three-year period. However, expenditures made out of proceeds made available to a company through government grants are not deductible according to Israeli law.

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

Tax on Dividends

Non-residents of Israel are subject to Israeli income tax on income accrued or derived from sources in Israel or received in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. Generally, on distributions of dividends, other than bonus shares and stock dividends, income tax at the rate of 25% is withheld at the source (except that dividends distributed on or after January 1, 2006 to an individual who is deemed a “non-substantial shareholder” are subject to tax at the rate of 20%), unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty United States Resident will be 25%, however that tax rate is reduced to 12.5% for dividends not generated by an approved enterprise to a corporation which holds 10% or more of the voting power of our company during a certain period preceding distribution of the dividend. Dividends derived from an approved enterprise will still be subject to 15% tax withholding.

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

Distributions With Respect to Our Ordinary Shares

For U.S federal income tax purposes, the amount of a distribution with respect to our ordinary shares will equal the amount of cash distributed, the fair market value of any property distributed and the amount of any Israeli taxes withheld on such distribution as described above under “Israeli Tax Considerations - Tax on Dividends.” Other than distributions in liquidation or in redemption of our ordinary shares that are treated as exchanges, a distribution with respect to our ordinary shares to a U.S. Holder generally will be treated as a dividend to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution that exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis in its ordinary shares (but not below zero), and then generally as capital gain from a deemed sale or exchange of such ordinary shares. Corporate U.S. Holders generally will not be allowed a deduction under Section 243 of the Code for dividends received on our ordinary shares and thus will be subject to tax at the rate applicable to their taxable income. A noncorporate U.S. Holder’s “qualified dividend income” generally is subject to tax at a rate of 15% for tax years beginning before 2013 and 20% for tax years beginning after 2012. For this purpose, “qualified dividend income” generally includes dividends paid by a foreign corporation if, among other things, the noncorporate U.S. Holder meets certain minimum holding period requirements and either (a) the stock of such corporation is readily tradable on an established securities market in the U.S., including the NASDAQ Global Select Market, or (b) such corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The U.S. Secretary of the Treasury has indicated that the income tax treaty between the U.S. and Israel is satisfactory for this purpose. Dividends paid by us will not qualify for the 15% (through 2012) or 20% (after 2012) U.S. federal income tax rate, however, if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes. See the discussion below under the heading “Passive Foreign Investment Company Status.” For tax years beginning after 2012, a noncorporate U.S. Holder may be subject to an additional tax based on its “net investment income” (generally, gross income from interest, dividends, annuities, royalties and rents and gain from the sale of property (other than property held in the active conduct of a trade or business that does not regularly trade financial instruments or commodities), less the amount of deductions properly allocable to such income or gain). Such tax is equal to 3.8% of the lesser of an individual U.S. Holder’s (i) net investment income, or (ii) the excess of such U.S. Holder’s “modified adjusted gross income” (adjusted gross income plus the amount of any foreign earned income excluded from income under Section 911(a)(1) of the Code, net of deductions and exclusions disallowed with respect to such foreign earned income) over a specified threshold amount ($250,000 in the case of a joint return or surviving spouse, $125,000 in the case of a married individual filing a separate return and $200,000 in any other case). In the case of a U.S. Holder which is an estate or trust, the tax is equal to 3.8% of the lesser of (i) undistributed net investment income, or (ii) the excess of adjusted gross income (as defined in Section 67(e) of the Code) over the dollar amount at which the highest tax bracket applicable to an estate or trust begins.

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

Disposition of Our Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder’s sale, exchange or other taxable disposition of our ordinary shares generally will result in the recognition by such U.S. Holder of capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis in the ordinary shares disposed of (measured in U.S. dollars). This gain or loss will be long-term capital gain or loss if such ordinary shares have been held or are deemed to have been held for more than one year at the time of the disposition. Individual U.S. Holders are subject to a maximum tax rate of 15% (for tax years beginning before 2013) or 20% (for tax years beginning after 2012) on long-term capital gains, and for tax years beginning after 2012, also may be subject to the additional tax on “net investment income” described above in “Distributions With Respect to Our Ordinary Shares.” If the U.S. Holder’s holding period on the date of the taxable disposition is one year or less, such gain or loss will be a short-term capital gain or loss. Short-term capital gains generally are taxed at the same rates applicable to ordinary income. See “Israeli Tax Considerations - Capital Gains Tax” for a discussion of taxation by Israel of capital gains realized on sales of our ordinary shares. Any capital loss realized upon the taxable disposition of our ordinary shares generally will be deductible only against capital gains and not against ordinary income, except that noncorporate U.S. Holders generally may deduct annually from ordinary income up to $3,000 of net capital losses. In general, any capital gain or loss recognized by a U.S. Holder upon the taxable disposition of our ordinary shares will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes, although the tax treaty between the United States and Israel may permit gain derived from the taxable disposition of ordinary shares by a U.S. Holder to be treated as foreign-source income for U.S. foreign tax credit purposes under certain circumstances.

A U.S. Holder’s tax basis in its ordinary shares generally will be equal to the U.S. dollar purchase price paid by such U.S. Holder to acquire such ordinary shares. The U.S. dollar cost of ordinary shares purchased with foreign currency generally will be equal to the U.S. dollar value of the purchase price on the date of purchase or, in the case of ordinary shares that are purchased by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), on the settlement date for the purchase. Such an election by an accrual basis U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the U.S. Internal Revenue Service. The holding period of each ordinary share owned by a U.S. Holder will commence on the day following the date of the U.S. Holder’s purchase of such ordinary share and will include the day on which the ordinary share is sold by such U.S. Holder.

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

Based on the composition of our gross income and the composition and value of our gross assets during each of 2004, 2005, 2006, 2007, 2008, 2009, 2010, 2011 and 2012, we do not believe that we were a PFIC during any of such tax years. It is likely, however, that under the asset valuation method described in the legislative history of the 1997 Act, we would have been classified as a PFIC for each of 2001, 2002 and 2003 primarily because (a) a significant portion of our assets consisted of the remaining proceeds of our two public offerings of ordinary shares in 1999, and (b) the public market valuation of our ordinary shares during such years was relatively low. There can be no assurance that we will not be deemed a PFIC in any future tax year.

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

A U.S. Holder may make a QEF Election with respect to a PFIC for any tax year. The election is effective for the tax year for which it is made and all subsequent tax years of the U.S. Holder. Procedures exist for both retroactive elections and the filing of protective statements. A QEF Election is made by completing U.S. Internal Revenue Service Form 8621 and attaching it to a timely-filed (including extensions) U.S. federal income tax return for the first tax year to which the election will apply. A U.S. Holder must satisfy additional filing requirements each year the election remains in effect. Upon a U.S. Holder’s request, we will provide to such U.S. Holder the information required to make a QEF Election and to make subsequent annual filings.

As an alternative to a QEF Election, a U.S. Holder generally may elect to mark its ordinary shares to market annually, recognizing ordinary income or loss (subject to certain limitations) equal to the difference, as of the close of each tax year, between the fair market value of its ordinary shares and the adjusted tax basis of such shares. If a mark-to-market election with respect to ordinary shares is in effect on the date of a U.S. Holder’s death, the normally available step-up in tax basis to fair market value generally will not be available. Rather, the tax basis of ordinary shares in the hands of a U.S. Holder who acquired them from a decedent will be the lesser of the decedent’s tax basis or the fair market value of the ordinary shares. Once made, a mark-to-market election generally continues unless revoked with the consent of the U.S. Internal Revenue Service.

The implementation of many aspects of the Code’s PFIC rules requires the issuance of Treasury Regulations which in many instances have yet to be promulgated and which may have retroactive effect when promulgated. We cannot be sure that any of these regulations will be promulgated or, if so, what form they will take or what effect they will have on the foregoing discussion. For example, under legislation enacted in 2010, U.S. Holders are required to file a special information return for each year in which we are treated as a PFIC. The U.S. Internal Revenue Service has revised U.S. Internal Revenue Service Form 8621 by adding a new Part I to implement this requirement, but this new Part I is not required to be completed until the related Treasury Regulations are published. Accordingly, Part I of U.S. Internal Revenue Service Form 8621 has been marked “Reserved For Future Use,” and Form 8621 will be revised when Part I becomes effective and is required to be completed.

We urge U.S. holders of our ordinary shares to consult their own tax advisors with respect to the U.S. federal income tax risks related to owning and disposing of our ordinary shares and the consequences of PFIC status.

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

We are exposed to financial market risk associated with changes in foreign currency exchange rates. To mitigate these risks, we use derivative financial instruments. The majority of our revenues and expenses are generated in U.S. dollars. A portion of our expenses, however, is denominated in NIS. In order to protect ourselves against the volatility of future cash flows caused by changes in foreign exchange rates, we use currency forward contracts and currency options. We hedge the part of our forecasted expenses denominated in NIS. If our currency forward contracts and currency options meet the definition of a hedge, and are so designated, changes in the fair value of the contracts will be offset against changes in the fair value of the hedged assets or liabilities through earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change. Our hedging program reduces, but does not eliminate, the impact of foreign currency rate movements and due to the general economic slowdown along with the devaluation of the dollar, our results of operations may be adversely affected. Without taking into account the mitigating effect of our hedging activity, a 10% decrease in the U.S. dollar exchange rates in effect for the year ended December 31, 2012 would cause a decrease in net income of approximately $4 million.

We are subject to market risk from exposure to changes in interest rates relating to borrowings under our loan agreements. The interest rate on these borrowings is based on LIBOR. Based on our the scheduled amount of these borrowings to be outstanding in 2012, we estimate that each 100 basis point increase in our borrowing rates would result in additional interest expense to us of approximately $180,000.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in 13a-15(e) under the Securities Exchange Act) as of December 31, 2012. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were (i) designed to ensure that material information relating to us, including our consolidated subsidiaries, is made known to our management, including our Chief Executive Officer and Chief Financial Officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared and (ii) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2012 based on the framework for Internal Control - Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment under that framework and the criteria established therein, our management concluded that the Company’s internal control over financial reporting were effective as of December 31, 2012.

Attestation Report of the Registered Public Accounting Firm

This annual report includes an attestation report of our registered public accounting firm regarding internal control over financial reporting on page F-3 of our audited consolidated financial statements set forth in Item 18 – “Financial Statements,” and is incorporated herein by reference.

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

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has served as our independent public accountants for each of the years in the three-year period ended December 31, 2012. The following table presents the aggregate fees for professional audit services and other services rendered by Kost Forer Gabbay & Kasierer in 2011 and 2012.

	Year Ended December 31, (Amounts in thousands)
	2011	2012
Audit Fees	$340	$320
Audit Related Fees	84	4
Tax Fees	65	97
Total	$489	$421

Audit Fees consist of fees billed for the annual audit of the company’s consolidated financial statements and the statutory financial statements of the company. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include services rendered for the integrated audit over internal controls as required under Section 404 of the Sarbanes-Oxley Act applicable in 2011 and 2012, the provision of consents and the review of documents filed with the SEC.

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

Under the Policy, proposed services either (i) may be pre-approved by the Audit Committee without consideration of specific case-by-case services as general pre-approval”: or (ii) require the specific pre-approval of the Audit Committee as specific pre-approval.” The Audit Committee may delegate either type of pre-approval authority to one or more of its members. The appendices to the Policy set out the audit, audit-related, tax and other services that have received the general pre-approval of the Audit Committee, including those described in the footnotes to the table, above; these services are subject to annual review by the Audit Committee. All other audit, audit-related, tax and other services must receive a specific pre-approval from the Audit Committee.

The Audit Committee pre-approves fee levels annually for the audit services. Non-audit services are pre-approved as required. The Chairman of the Audit Committee may approve non-audit services of up to $25,000 and then request the Audit Committee to ratify his decision.

During 2012, no services provided to AudioCodes by Kost Forer Gabbay & Kasierer were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2012, we repurchased a total of approximately 2.76 million ordinary shares at a total cost of $6.7 million, as set forth below:

Period	(a) Total Number of Ordinary Shares Purchased (1)	(b) Average Price per Ordinary Share	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares Available for Repurchase under the Plans or Programs
	-	-	-	2,795,243
January 1 - January 31	164,752	3.98	164,752	2,630,491
February 1 - February 28	200,591	3.82	200,591	2,429,900
March 1 - March 31	327,098	3.23	327,098	2,102,802
April 1 - April 30	102,802	2.69	102,802	2,000,000
May 1 - May 30	210,385	2.03	210,385	1,789,615
June 1 - June 30	436,947	1.93	436,947	1,352,668
July 1 - July 31	251,185	1.66	251,185	1,101,483
August 1 - August 31	362,093	1.45	362,093	1,399,809
September 1 - September 30	660,419	2.22	660,419	739,390
October 3	43,322	2.71	43,322	78,971
Total	2,759,594	3.39	2,759,594

(1) On October 3, 2011, we announced that our Board had authorized a program to repurchase our shares. The program provided for purchases of up to 4,000,000 of our ordinary shares. Purchases under this plan were completed as of October 2012.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFIED ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules.

We do not comply with the NASDAQ requirement that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans. Instead, we follow Israeli law and practice which permits the establishment or amendment of certain equity based compensation plans approved by our board of directors without the need for a shareholder vote, unless such arrangements are for the compensation of directors and the chief executive officer, in which case they also require compensation committee and shareholder approval.

We may elect in the future to follow Israeli practice with regard to, among other things, director nomination, composition of the board of directors and quorum at shareholders’ meetings. In addition, we may follow Israeli law, instead of the NASDAQ Marketplace Rules, which require that we obtain shareholder approval for an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.

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

For a discussion of the requirements of Israeli law with respect to these matters, see Item 6.C. “Directors, Senior Management and Employees -Board Practices,” and Item 10.B. “Additional Information - Memorandum and Articles of Association.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 to F-51 hereto.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Document

1.1	Memorandum of Association of Registrant.(1)‡

1.2	Articles of Association of Registrant, as amended. (2)

2.1	Indenture, dated November 9, 2004, between AudioCodes Ltd. and U.S. Bank National Association, as Trustee, with respect to the 2.00% Senior Convertible Notes due 2024.(3)

4.1	AudioCodes Ltd. 1997 Key Employee Option Plan (C).(1)

4.2	AudioCodes Ltd. 1997 Key Employee Option Plan, Qualified Stock Option Plan-U.S. Employees (D).(1)

4.3	License Agreement between AudioCodes Ltd. and DSP Group, Inc., dated as of May 6, 1999.(1)

4.4	AudioCodes Ltd. 1997 Key Employee Option Plan (D).(1)

4.5	AudioCodes Ltd. 1997 Key Employee Option Plan (E).(1)

4.6	AudioCodes Ltd. 1999 Key Employee Option Plan (F), as amended.(4)

Exhibit No.	Document

4.7	AudioCodes Ltd. 1997 Key Employee Option Plan, Qualified Stock Option Plan-U.S. Employees (E).(1)

4.8	AudioCodes Ltd. 1999 Key Employee Option Plan, Qualified Stock Option Plan-U.S. Employees (F).(4)

4.9	AudioCodes Ltd. 2001 Employee Stock Purchase Plan-Global Non U.S., as amended.(5)

4.10	AudioCodes Ltd. 2001 U.S. Employee Stock Purchase Plan, as amended.(5)

4.11	AudioCodes Ltd. 2007 U.S. Employee Stock Purchase Plan.(6)

4.12	Sublease Agreement between AudioCodes USA, Inc. and Continental Resources, Inc., dated December 30, 2003.(7)

4.13	Employment Agreement between AudioCodes Ltd. and Shabtai Adlersberg.(8)

4.14	Building and Tenancy Lease Agreement, dated May 11, 2007, by and between Airport City Ltd. and AudioCodes Ltd.(9) †

4.15	AudioCodes Ltd. 2008 Equity Incentive Plan.(11)

4.16	Amendment to AudioCodes Ltd. 2008 Equity Incentive Plan.(12)

4.17	Loan Requests, dated May 13, 2008, between First International Bank of Israel, as lender, and AudioCodes Ltd., as borrower.*‡

4.18	Loan Requests, dated September 27, 2011, between First International Bank of Israel, as lender, and AudioCodes Ltd., as borrower.*‡

4.19	Restated Undertaking Letter to First International Bank of Israel, dated May 6, 2008.*‡

4.20	Amendments to Undertaking Letter to First International Bank of Israel, dated September 15, 2009, February 16, 2009, September 26, 2011, December 29, 2011 and July 23, 2012.*‡

4.21	Letter Agreement, dated July 14, 2008, between Bank Mizrahi Tefahot Ltd., as lender, and AudioCodes Ltd., as borrower.*‡

4.22	Secured Bond, dated July 14, 2008, delivered by AudioCodes Ltd., as borrower, in favor of Bank Mizrahi Tefahot Ltd., as lender.*‡

4.23	Undertaking Letter to Bank Mizrahi Tefahot Ltd, dated December 12, 2011.*‡

4.24	Deed of Pledge of Rights, dated December 12, 2011, delivered by AudioCodes Ltd., as borrower, in favor of Bank Mizrahi Tefahot Ltd., as lender.*‡

4.25	Amendment to Undertaking Letter to Bank Mizrahi Tefahot Ltd., dated July 23, 2012.*‡

4.26	Loan Requests, dated September 27, 2011, between Bank Leumi Israel Ltd., as lender, and AudioCodes Ltd., as borrower.*‡

4.27	Undertaking Letter to Bank Leumi Israel Ltd., dated December 12, 2011.*‡

4.28	Amendment to Undertaking Letter to Bank Leumi Israel Ltd., dated July 24, 2012.*‡

4.29	Form of Insurance, Indemnification and Exculpation Agreement between the Registrant and each of its directors and executive officers. (13)

8.1	Subsidiaries of the Registrant. (2)

12.1	Certification of Shabtai Adlersberg, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. *

Exhibit No.	Document

12.2	Certification of Guy Avidan, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. *

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. *

101.1	Interactive Data Files (XBRL-Related Documents). * #

†	English summary of Hebrew original.
‡	English translation of Hebrew original.
*	Filed herewith.
#	Pursuant to Rule 406T of Regulation S-T, the information in Exhibit 101 is furnished and deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.

(1)	Incorporated by reference to Registrant’s Registration Statement on Form F-1 (File No. 333-10352).
(2)	Incorporated by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2011.
(3)	Incorporated by reference to Registrant’s Registration Statement on Form F-3 (File No. 333-123859).
(4)	Incorporated by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2002.
(5)	Incorporated by reference to Registrant’s Registration Statement on Form S-8 (File No. 333-144823).
(6)	Incorporated by reference to Registrant’s Registration Statement on Form S-8 (File No. 333-144825).
(7)	Incorporated by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2003.
(8)	Incorporated by reference to Exhibit 1 to Registrant’s Form 6-K filed on November 12, 2009.
(9)	Incorporated by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2006.
(10)	Incorporated by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2007.
(11)	Incorporated by reference to Registrant’s Form 20-F for the fiscal year ended December 31, 2008.
(12)	Incorporated by reference to Registrant’s Registration Statement on Form S-8 (File No. 333-170676).
(13)	Incorporated by reference to Exhibit 1 to Registrant’s Form 6-K filed on November 10, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

AUDIOCODES LTD.

By:	/s/ SHABTAI ADLERSBERG
Shabtai Adlersberg
President and Chief Executive Officer

Date: April 10, 2013

AUDIOCODES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

IN U.S. DOLLARS

INDEX

Page

Report of Independent Registered Public Accounting Firm	2 - 4

Consolidated Balance Sheets	5 - 6

Consolidated Statements of Operations	7

Consolidated Statements of Comprehensive Income (Loss)	8

Statements of Changes in Equity	9

Consolidated Statements of Cash Flows	10 - 11

Notes to Consolidated Financial Statements	12 - 51

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

AUDIOCODES LTD.

We have audited the accompanying consolidated balance sheets of AudioCodes Ltd. ("AudioCodes" or "the Company") and subsidiaries as of December 31, 2011 and 2012, and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries at December 31, 2011 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company and subsidiaries' internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 10, 2013 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 10, 2013	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

AUDIOCODES LTD.

We have audited AudioCodes Ltd's ("AudioCodes" or "the Company") internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). AudioCodes' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, AudioCodes maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AudioCodes and subsidiaries as of December 31, 2011 and 2012 and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2012 and our report dated April 10, 2013 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 10, 2013	A Member of Ernst & Young Global

AUDIOCODES LTD.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2011	2012

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$28,257	$15,219
Short-term and restricted bank deposits	14,008	10,330
Short-term marketable securities and accrued interest	345	7,966
Trade receivables (net of allowance for doubtful accounts of $ 1,461 and $ 2,146 at December 31, 2011 and 2012, respectively)	30,923	24,413
Other receivables and prepaid expenses	4,477	5,653
Deferred tax assets, net	2,600	1,621
Inventories	20,415	16,797

Total current assets	101,025	81,999

LONG-TERM ASSETS:
Long-term and restricted bank deposits	9,120	9,251
Long-term marketable securities	23,823	15,762
Investment in an affiliated company	1,251	1,084
Deferred tax assets, net	2,600	3,565
Severance pay funds	15,410	15,772

Total long-term assets	52,204	45,434

PROPERTY AND EQUIPMENT, NET	3,368	3,619

INTANGIBLE ASSETS, NET	3,985	2,857

GOODWILL	32,095	32,095

Total assets	$192,677	$166,004

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	December 31,
	2011	2012
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term loan and current maturities of long-term bank loans	$10,243	$8,436
Trade payables	12,362	6,817
Other payables and accrued expenses	18,102	15,062
Deferred revenues	5,235	5,086

Total current liabilities	45,942	35,401

LONG-TERM LIABILITIES:
Accrued severance pay	16,106	16,284
Senior convertible notes	353	353
Long-term banks loans	22,912	14,477
Deferred revenues and other liabilities	1,345	1,192

Total long-term liabilities	40,716	32,306

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Share capital -
Ordinary shares of NIS 0.01 par value - Authorized: 100,000,000 shares at December 31, 2011 and 2012; Issued: 49,159,897 shares at December 31, 2011 and 49,332,510 shares at December 31, 2012; Outstanding: 40,562,784 shares at December 31, 2011 and 37,975,803 shares at December 31, 2012	119	112
Additional paid-in capital	196,021	197,653
Treasury stock at cost- 8,597,113 shares as of December 31, 2011 and 11,356,707 shares at December 31, 2012	(29,055)	(35,768)
Accumulated other comprehensive income (loss)	(240)	1,303
Accumulated deficit	(60,826)	(65,003)

Total equity	106,019	98,297

Total liabilities and equity	$192,677	$166,004

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Year ended December 31,
	2010	2011	2012

Revenues:
Products	$132,662	$135,802	$103,651
Services	17,378	20,025	23,839

Total revenues	150,040	155,827	127,490

Cost of revenues:
Products	62,155	59,917	48,371
Services	3,983	4,228	5,923

Total cost of revenues	66,138	64,145	54,294

Gross profit	83,902	91,682	73,196

Operating expenses:
Research and development, net	30,189	32,150	28,677
Selling and marketing	35,024	43,248	40,040
General and administrative	8,252	9,028	8,214

Total operating expenses	73,465	84,426	76,931

Operating income (loss)	10,437	7,256	(3,735)
Financial income (expenses), net	(94)	423	453

Income (loss) before taxes on income	10,343	7,679	(3,282)
Income tax benefit (expense), net	1,885	(238)	(541)
Equity in losses of an affiliated company	(213)	(277)	(354)

Net income (loss)	12,015	7,164	(4,177)

Net loss attributable to non-controlling interest	111	-	-

Net income (loss) attributable to AudioCodes' shareholders	$12,126	$7,164	$(4,177)

Basic and diluted net earnings (loss) per share attributable to AudioCodes shareholders	$0.30	$0.17	$(0.11)

The accompanying notes are an integral part of the consolidated financial statements.

F-7

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
U.S. dollars in thousands

	Year ended December 31,
	2010	2011	2012

Net income (loss)	$12,126	$7,164	$(4,177)

Other comprehensive income (loss), related to unrealized gains (loss) on cash flow hedges	724	(1,062)	1,543

Total comprehensive income (loss)	12,850	6,102	(2,634)

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands

				Accumulated	Retained
		Additional		other	earnings	Non-
	Share	paid-in	Treasury	comprehensive	(accumulated	controlling	Total
	capital	capital	stock	income	deficit)	interest	equity

Balance as of January 1, 2010	$125	$189,079	$(25,057)	$98	$(80,116)	$(244)	$83,885

Issuance of shares upon exercise of options	3	2,553	-	-	-	-	2,556
Stock compensation related to options granted to employees	-	1,370	-	-	-	-	1,370
Acquisition of NSC non-controlling interest	-	(1,725)	-	-	-	355	(1,370)
Comprehensive income, net:
Unrealized gain on foreign currency cash flow hedges	-	-	-	724	-	-	724
Net income (loss)	-	-	-	-	12,126	(111)	12,015

Balance as of December 31, 2010	128	191,277	(25,057)	822	(67,990)	-	99,180

Purchase of treasury stock	(11)	-	(3,998)	-	-	-	(4,009)
Issuance of shares upon exercise of options and employee stock purchase plan	2	1,703	-	-	-	-	1,705
Stock compensation related to options granted to employees	-	3,041	-	-	-	-	3,041
Comprehensive income, net:
Unrealized loss on foreign currency cash flow hedges	-	-	-	(1,062)	-	-	(1,062)
Net income	-	-	-	-	7,164	-	7,164

Balance as of December 31, 2011	119	196,021	(29,055)	(240)	(60,826)	-	106,019

Purchase of treasury stock	(7)	-	(6,713)	-	-	-	(6,720)
Issuance of shares upon exercise of options	-	103	-	-	-	-	103
Stock compensation related to options granted to employees	-	1,529	-	-	-	-	1,529
Comprehensive loss, net:
Unrealized gain on foreign currency cash flow hedges	-	-	-	1,543	-	-	1,543
Net loss	-	-	-	-	(4,177)	-	(4,177)

Balance as of December 31, 2012	$112	$197,653	$(35,768)	$1,303	$(65,003)	$-	$98,297

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2010	2011	2012
Cash flows from operating activities:

Net income (loss)	$12,015	$7,164	$(4,177)
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	4,359	3,239	2,883
Amortization of marketable securities premiums and accretion of discounts, net	-	416	436
Equity in losses of an affiliated company and interest on loans to an affiliated company	213	277	350
Stock-based compensation	1,370	2,323	1,529
Decrease (increase) in accrued interest on loans, marketable securities and bank deposits	(20)	(182)	4
Decrease (increase) in deferred tax assets, net	(2,321)	(652)	14
Decrease (increase) in trade receivables, net	(7,799)	(4,602)	6,510
Decrease (increase) in other receivables and prepaid expenses	(218)	(403)	127
Decrease (increase) in inventories	(3,963)	(4,136)	3,618
Increase (decrease) in trade payables	4,910	(1,157)	(5,545)
Increase (decrease) in other payables and accrued expenses and other liabilities	6,324	(5,464)	(3,054)
Increase in deferred revenues	1,851	1,978	485
Decrease in accrued severance pay, net	(319)	(86)	(184)

Net cash provided by (used in) operating activities	16,402	(1,285)	2,996

Cash flows from investing activities:

Net loans provided to affiliated company	-	(211)	(183)
Purchase of property and equipment	(1,569)	(1,579)	(2,006)
Purchase of marketable securities	-	(24,402)	-
Short-term and restricted bank deposits, net	77	(183)	3,678
Investment in long-term and restricted bank deposits	-	(9,120)	(131)

Net cash provided by (used in) investing activities	(1,492)	(35,495)	1,358

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2010	2011	2012
Cash flows from financing activities:

Purchase of treasury stock	-	(3,812)	(6,917)
Redemption of senior convertible notes	(50)	-	-
Proceeds from long-term bank loans	-	24,005	-
Repayment of long-term bank loans	(6,000)	(6,600)	(10,242)
Payment for acquisition of NSC non-controlling interest	(74)	(278)	(336)
Proceeds from issuance of shares upon exercise of options, warrants and employee stock purchase plan	2,556	1,411	103

Net cash provided by (used in) financing activities	(3,568)	14,726	(17,392)

Increase (decrease) in cash and cash equivalents	11,342	(22,054)	(13,038)
Cash and cash equivalents at the beginning of the year	38,969	50,311	28,257

Cash and cash equivalents at the end of the year	$50,311	$28,257	$15,219

Supplemental disclosure of cash flow activities:

Cash paid during the year for income taxes	$261	$848	$313

Cash paid during the year for interest	$317	$356	$789

Supplemental disclosures of non cash operational, financing and investing activities

Net change in gain (loss) on foreign currency cash flow hedges	$724	$(1,062)	$1,543
Total commitment for future payments for NSC acquisition which reduced the Company's equity	$1,296	$-	$-
Total commitment in respect of treasury stock purchasing	$-	$197	$-
Conversion of employees stock purchase plan liability to equity upon issuance of shares	$-	$294	$-

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

The Company operates through its wholly-owned subsidiaries in the United States, Europe, Asia, Latin America and Israel.

b.	Acquisition of Natural Speech Communication Ltd. (“NSC”):

Through December 31, 2009, the Company had invested an aggregate of $ 8,418 in NSC, a privately-held company engaged in speech recognition. As of December 31, 2009, the Company owned 59.7% of the outstanding share capital of NSC, which has been consolidated into the financial results of the Company since December 2008.

In January 2010, the Company entered into an agreement to acquire all of the outstanding equity of NSC that it did not own as of December 31, 2009. The closing of the transaction occurred in May 2010. Pursuant to the agreement, the Company purchased the remaining 40.3% of the shares from NSC's non-controlling shareholders for a maximum total consideration of $ 1,733, which includes payments to employees, who were also former NSC's shareholders, that exceeded the fair value of NSC's shares. As a result, the payments in excess of fair value were treated as employee related expenses. The payment of the total consideration can be made, at the Company's option, in any combination of cash and the Company's shares. In accordance with the agreement, $ 224, $ 278 and $ 336 were paid in cash in the years ended December 31, 2010, 2011 and 2012 respectively. An additional amount of $ 395 was paid in March 2013. Additional earn-out consideration of up to $ 500 is payable in 2013, since certain aggregate revenue milestones were met for the years ended December 31, 2010, 2011 and 2012. The obligation to pay the consideration to the former NSC shareholders was recorded in the balance sheet as a liability.

The liability recorded was comprised of two components: (1) The contingent payments for which the Company recorded a contingent consideration liability of $ 329 based on its estimated fair value as of the closing of the transaction. This amount was estimated by utilizing an income approach, taking into account the potential cash payments based on the Company's expectation as to NSC's future revenues in each of the years ended December 31, 2010, 2011 and 2012, and was discounted to arrive at a present value amount.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

The discount rate was based on the market interest rate and NSC's estimated operational capitalization rate. The contingent consideration liability was marked to market at fair value at each reporting date based on the Company's policy with subsequent changes in the value of the liability recorded in finance expenses in the statement of operations, while changes due to changes in estimates were recorded within operating income or expenses and (2) A liability with respect to the commitment for future payments was recorded at present value which amounted to $ 967. Such obligation is not re-measured at subsequent periods and would only be adjusted for changes in time value. As this was an equity transaction between

AudioCodes and NSC's non-controlling shareholders, the Company reduced its equity by $ 1,370 for the excess costs over book value related to the non-controlling interest in NSC, as required in accordance with Accounting Standards Codification (“ASC”) 810, "Consolidation".

As of December 31, 2011 and 2012, the contingent consideration liability estimated fair value amounted to $ 412 and $ 115, respectively, and the liability with respect to the commitment for future payments amounted to $ 707 and $ 391, respectively. Of the total liability, as of December 31, 2011, an aggregate amount equal to $ 787 was classified as a long-term liability, while as of December 31, 2012, the total liability was classified as a short-term liability.

c.	The Group is dependent upon sole source suppliers for certain key components used in its products, including certain digital signal processing chips. Although there are a limited number of manufacturers of these particular components, management believes that other suppliers could provide similar components at comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which could adversely affect the operating results of the Group and its financial position.

d.	The Group's major customer in the years ended December 31, 2010, 2011 and 2012, accounted for 10%, 14.4% and 13.7% of the Group's revenues in those years, respectively. No other customer accounted for more than 10% of the Group's revenues in those periods.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

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

b.	Financial statements in U.S. dollars (“dollars”):

A majority of the Group's revenues is generated in dollars. In addition, most of the Group's costs are denominated and determined in dollars and in new Israeli shekels. The Company's management believes that the dollar is the currency in the primary economic environment in which the Group operates. Thus, the functional and reporting currency of the Group is the dollar.

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

The Group accounts for non-controlling interest in a subsidiary in accordance with ASC 810, "Consolidation". According to ASC 810, a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as a separate component of equity in the consolidated financial statements. As such, changes in the parent's ownership interest with no change of control are treated as equity transactions, rather than step acquisitions or gain or loss resulting from dilution in the holdings of a subsidiary. ASC 810 clarifies that losses of partially-owned consolidated subsidiaries will continue to be allocated to the non-controlling interest even when the investment has already been reduced to zero.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

According to the Company's policy, contingent consideration related to the acquisition of non-controlling interests is presented at fair value in subsequent periods and changes in fair value of the liability will be recorded as financial income/expense.

d.	Cash equivalents:

Cash equivalents represent short-term highly liquid investments that are readily convertible into cash with original maturities of three months or less, at the date acquired.

e.	Short-term and restricted bank deposits:

Short-term and restricted bank deposits are deposits with maturities of more than three months but less than one year. The deposits are mainly in dollars and bear interest at an average rate of 1.50% and 0.81% for 2011 and 2012, respectively. Short-term and restricted deposits are presented at their cost. Any accrued interest on these deposits is included in other receivables and prepaid expenses.

In connection with the long-term bank loans and their related covenants, the Company is required to maintain compensating balances with the banks and to maintain deposits in the same banks that provided the loans (see Note 11). In addition, the Company maintains restricted deposits in connection with foreign exchange transactions and in connection with the office lease agreement (see Note 12a). Out of the short term and restricted bank deposits, a total of $ 12,934 and $ 10,330 are restricted short-term deposits as of December 31, 2011 and 2012, respectively.

f.	Marketable securities:

The Company accounts for investments in debt securities in accordance with ASC 320, "Investments-Debt and Equity Securities".

Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. For the year ended December 31, 2012, all securities are classified as held-to-maturity since the Company has the intent and ability to hold the securities to maturity and, accordingly, debt securities are stated at amortized cost.

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

For the years ended December 31, 2011 and 2012, no other than temporary impairment losses have been identified. During the year ended December 31, 2010, the Group did not hold any marketable securities.

g.	Inventories:

Inventories are stated at the lower of cost or market value. Cost is determined as follows:

Raw materials - using the "weighted average cost" method.

Finished products - using the "weighted average cost" method with the addition of direct manufacturing costs.

The Group periodically evaluates the quantities on hand relative to current and historical selling prices, historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs are taken based on slow moving items, technological obsolescence, excess inventories, discontinuation of products lines and for market prices lower than cost.

h.	Long-term and restricted bank deposits:

Bank deposits with maturities of more than one year are included in long-term investments and presented at their cost. Accrued interest is included in other receivables and prepaid expenses. The deposits are in dollars and bear interest at an average rate of 2.52% and 2.54% for 2011 and 2012, respectively. In connection with the long term bank loans, the Company is required to maintain compensating balances with the banks (see Note 11). Out of the total long-term bank deposits, a total of $ 8,820 and $ 9,251 are restricted long-term deposits as of December 31, 2011 and 2012, respectively. The Company is required to maintain deposits in the same banks that provided the loans.

i.	Investment in an affiliated company:

The Company accounts for investment in affiliated company in which it has the ability to exercise significant influence over the operating and financial policies using the equity method of accounting in accordance with the requirements of ASC 323, "Investments - Equity Method and Joint Ventures".

Investment in affiliated company represents investment in ordinary shares, preferred shares, convertible loans and non-convertible loans. According to ASC 323, additional losses of such company in excess of the carrying amount of the equity investment are recognized based on the seniority level (priority in liquidation) of the particular type of investment held by the Company.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's investment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable in accordance with ASC 323. During the years ended December 31, 2010, 2011 and 2012, no impairment losses had been identified.

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

The Group's long-lived assets are reviewed for impairment in accordance with ASC 360-10-35, "Property, Plant and Equipment - Subsequent Measurement", whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. Recoverability of assets (asset group) to be held and used is measured by a comparison of the carrying amount of an asset (asset group) to the future undiscounted cash flows expected to be generated by the asset if such assets are considered to be impaired. The impairment to be recognized is measured by the amount by which the carrying amount of the assets (asset groups) exceeds the fair value of the assets (asset groups). The loss is allocated to the long-lived assets of the Group on a pro rata basis using the relative carrying amounts of those assets, except that the loss allocated to an individual long-lived asset of the Group will not reduce the carrying amount of that asset below its fair value whenever that fair value is determinable. During the years ended December 31, 2010, 2011 and 2012, no impairment losses had been identified for property and equipment since the fair value of those assets (asset groups) was higher than its carrying amounts.

Intangible assets are comprised of acquired technology, customer relations, trade names and existing contracts for maintenance.

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

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During the years ended December 31, 2010, 2011 and 2012, no impairment losses were identified.

l.	Goodwill:

Goodwill and certain other purchased intangible assets have been recorded as a result of acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized, but rather is subject to an impairment test.

The Group performs an annual impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. The Group operates in one operating segment, and this segment comprises its only reporting unit.

ASC 350 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. In such case, the second phase is then performed, and the Group measures impairment by comparing the carrying amount of the reporting unit's goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess. In September 2011, the Financial Accounting Standards Board (“FASB”) issued guidance which provides an entity the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required. The Group believes that the adoption of this guidance did not have a material impact on its consolidated financial statements.

In July 2012, the FASB issued Accounting Standard Update 2012-02, "Intangibles - Goodwill and Other (Topic 350): Testing Indefinite Intangibles Assets for Impairment", which amended the guidance in ASC 350-30 on testing indefinite-lived intangible assets, other than goodwill, for impairment allowing an entity to perform a qualitative impairment assessment. If the entity determines that it is not more likely than not that the fair value of the reporting unit is less than the carrying amount, further testing of indefinite-lived intangible assets for impairment is not required and the entity would not need to calculate the fair value of the asset and perform a quantitative impairment test. In addition, the standard did not amend the requirement to test these assets for impairment between annual tests if there is a change in events or circumstances; however, it revised the examples of events and circumstances that an entity should consider in interim periods, which are identical to those assessed in the annual qualitative assessment described above. ASU 2012-02 was effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption being permitted. The Company adopted the guidance however was not required to use it.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For each of the three years in the period ended December 31, 2012, the Group performed an annual impairment analysis, using market capitalization, and no impairment losses have been identified.

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

Revenues from products and services are recognized in accordance with Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition", when the following criteria are met: persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable. The Group has no remaining obligation to customers after the date on which products are delivered other than pursuant to warranty obligations and right of return.

In a multiple element arrangement, ASU No. 2009-13, Topic 605 – "Multiple-Deliverable Revenue Arrangements" requires the allocation of arrangement consideration to each deliverable to be based on the relative selling price.

The selling price for a deliverable is based on its vendor-specific objective evidence ("VSOE") if available, third-party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. The Group then recognizes revenue on each deliverable in accordance with its policies for product and service revenue recognition. VSOE of selling price is based on the price charged when the element is sold separately. In determining VSOE, the Group requires that a substantial majority of the selling prices fall within a narrow range based on stand-alone rates. TPE of selling price is established by evaluating largely interchangeable competitor products or services in stand-alone sales to similarly situated customers. However, as the Group's products contain a significant element of proprietary technology and its solutions offer substantially different features and functionality, the comparable pricing of products with similar functionality typically cannot be obtained. Additionally, as the Group is unable to reliably determine what competitors products' selling prices are on a stand-alone basis, the Group is not typically able to determine TPE. The ESP is established considering multiple factors including, but not limited to, pricing practices in different geographical areas and through different sales channels, gross margin objectives, internal costs, competitors' pricing strategies, and industry technology lifecycles. The selling price of the products and professional services was based on ESP. Maintenance selling price was based on VSOE.

The Group limits the amount of revenue recognition for delivered elements to the amount that is not contingent on the future delivery of products or services or subject to customer-specific return or refund privileges. The Group evaluates each deliverable in an arrangement to determine whether they represent separate units of accounting.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Prior to 2011, the Group allocated revenue to each element using the residual method when the VSOE of fair value of the undelivered items for arrangements with multiple elements, such as sales of products that include services and software, exists. Under the residual method, the amount of revenue allocated to delivered elements equals the total arrangement consideration less the aggregate fair value of any undelivered elements. If VSOE of one or more undelivered items did not exist, revenue from the entire arrangement was deferred and recognized at the earlier of: (i) delivery of those elements or (ii) when fair value could be established unless maintenance was the only undelivered element, in which case, the entire arrangement fee was recognized ratably over the contractual support period.

ASU 2009-13 did not have a significant impact on the Group's net revenues for the years ended December 31, 2011 and 2012, compared to the net revenues that would have been recorded under the previous accounting rules.

The Group grants to certain customers a right of return or the ability to exchange a specific percentage of the total price paid for products they have purchased over a limited period for other products. The Group maintains a provision for product returns and exchanges and other incentives based on its experience with historical sales returns, analysis of credit memo data and other known factors, in accordance with SAB 104. The provision was deducted from revenues and amounted to $ 823 and $ 1,232 as of December 31, 2011 and 2012, respectively.

Revenues from the sale of products which were not yet determined to be final sales due to acceptance provisions are deferred and included in deferred revenues. In cases where collectability is not probable, revenues are deferred and recognized upon collection.

n.	Warranty costs:

The Group generally provides a warranty period of 12 months at no extra charge. The Group estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Group's warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Group periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary. As of December 31, 2011 and 2012, the provision for warranty amounted to $ 707 and $ 497, respectively.

o.	Research and development costs:

Research and development costs, net of government grants received, are charged to the statement of operations as incurred. The total government grants presented as a reduction from research and development costs during the years ended December 31, 2010, 2011 and 2012 were $ 3,912, $ 2,776 and $ 2,729, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Income taxes:

The Group accounts for income taxes in accordance with ASC 740, "Income Taxes". ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and for carry forward losses. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

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

The Group accounts for comprehensive income (loss) in accordance with ASC 220, "Comprehensive Income". ASC 220 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. The Group determined that its items of comprehensive income (loss) relate to gains and losses on hedging derivatives instruments.

The Group presents total comprehensive income (loss) in accordance with ASU 2011-05, Topic 220. "Presentation of Comprehensive Income" and ASU 2011-12, Topic 220 - Comprehensive Income. ASU 2011-05 requires an entity to present, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements and eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The Group chose to present the components of net income and other comprehensive income in two separate but consecutive statements.

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

The majority of the Group's cash and cash equivalents and bank deposits are invested in dollar instruments with major banks in Israel and the United States. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group's investments are corporations with high credit standing. Accordingly, management believes that low credit risk exists with respect to these financial investments.

Marketable securities include investments in debentures of U.S corporations. Marketable securities consist of highly liquid debt instruments of corporations with high credit standing. Management believes that the portfolio is well diversified and, accordingly, minimal credit risk exists with respect to these marketable debt securities.

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

The Company accounts for senior convertible notes in accordance with ASC 470-20, "Debt with Conversion and Other Options". ASC 470-20 specifies that issuers of such instruments should separately account for the liability and equity components on the issuance day in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. See also Note 10.

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

Senior convertible notes and certain outstanding stock options, restricted share units ("RSUs") and warrants have been excluded from the calculation of the diluted net income per ordinary share since such securities are anti-dilutive for all years presented. The total weighted average number of shares related to the senior convertible notes and outstanding options, RSUs and warrants that have been excluded from the calculations of diluted net income per share was 3,848,284, 2,727,374 and 4,072,517 for the years ended December 31, 2010, 2011 and 2012, respectively.

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

The Company accounted for changes in award terms as a modification in accordance with ASC 718. A modification to the terms of an award should be treated as an exchange of the original award for a new award with total compensation cost equal to the grant-date fair value of the original award plus the incremental value measured at the same date. Under ASC 718, the calculation of the incremental value is based on the excess of the fair value of the new (modified) award based on current circumstances over the fair value of the original award measured immediately before its terms are modified based on current circumstances.

The weighted-average estimated fair value of employee stock options granted during the years ended December 31, 2010, 2011 and 2012, was $ 1.96, $ 2.69 and $ 1.35 per share, respectively, using the Black-Scholes option pricing formula. Fair values were estimated using the following weighted-average assumptions (annualized percentages):

	Year ended December 31,
	2010	2011	2012

Dividend yield	0%	0%	0%
Expected volatility	48.68%-53.2%	53.5%-59.6%	56.6%-61.5%
Risk-free interest	1.02%-2.46%	0.8%-2.04%	0.54%-1.04%
Expected life	4.67-5.69 years	4.67-5.69 years	4.79-5.70 years
Forfeiture rate	10.0%	10.0%	5.5%

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

The total equity-based compensation expenses relating to all of the Company's equity-based awards recognized for the years ended December 31, 2010, 2011 and 2012 were included in items of the consolidated statements of income as follows:

	Year ended December 31,
	2010		2011	2012

Cost of revenues	$62		$130	$61
Research and development expenses, net	393		526	430
Selling and marketing expenses	1,180		964	437
General and administrative expenses	453		703	601

Total equity-based compensation expenses	$2,088	*)	$2,323	$1,529

*)	Also includes equity-based compensation that was classified as a liability.

v.	Treasury stock:

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

Since March 2011, the Company's agreements with new employees in Israel are under Section 14 of the Severance Pay Law, 1963. The Company's contributions for severance pay have replaced its severance obligation. Upon contribution of the full amount of the employee's monthly salary for each year of service, no additional calculations are conducted between the parties regarding the matter of severance pay and no additional payments are made by the Company to the employee. Further, the related obligations and amounts deposited on behalf of the employee for such obligations are not stated on the balance sheet, as the Company is legally released from the obligations to employees once the deposit amounts have been paid.

Severance pay expenses for the years ended December 31, 2010, 2011 and 2012, amounted to $ 1,733, $ 2,162 and $ 1,850, respectively.

x.	Employee benefit plan:

The Group has 401(k) defined contribution plans covering employees in the U.S. All eligible employees may elect to contribute a portion of their annual compensation to the plan through salary deferrals, subject to the IRS limit of $ 16.5 and $ 17 during the years ended December 31, 2011 and 2012, respectively, plus a catch-up contribution of $ 5.5 for participants age 50 or over. The group matches 50% of employees contributions, up to a maximum of 6% of the employees annual pay. In the years ended December 31, 2010, 2011 and 2012, the Group matched contributions in the amount of $ 240, $ 301 and $ 276, respectively.

y.	Advertising expenses:

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2010, 2011 and 2012 amounted to $ 374, $ 442 and $ 329, respectively.

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

The fair value of foreign currency contracts is estimated by obtaining current quotes from banks and market observable data of similar instruments.

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

aa.	Derivatives and hedging:

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

For derivative instruments that hedge the exposure to variability in expected future cash flows that are designated as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income (loss) in equity and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings and is classified as payroll and rent expenses. The ineffective portion of the gain or loss on the derivative instrument is recognized in current earnings and classified as financial income or expenses. To receive hedge accounting treatment, cash flow hedges must be highly effective in offsetting changes to expected future cash flows on hedged transactions.

During the year ended December 31, 2011, the Group recorded accumulated other comprehensive loss in the amount of $ 1,062 from its forward exchange contracts with respect to payroll and rent expenses expected to be incurred during the year ended December 31, 2012. Such amount was reclassified into earnings during the year ended December 31, 2012.

During the year ended December 31, 2012, the Group recorded accumulated other comprehensive income in the amount of $ 1,543 from its forward and options collar (cylinder) contracts with respect to payroll expenses expected to be incurred during the year ending December 31, 2013. Such amount will be reclassified into earnings during the year ending December 31, 2013. See also Note 18.

ab.	Impact of recently issued accounting pronouncements:

In February 2013, the FASB issued ASU. 2013-02, Topic 350, "Comprehensive Income", which amends Topic 220 to improve the reporting of reclassifications out of accumulated other comprehensive income to the respective line items in net income. ASU 2013-02 is effective for reporting periods beginning after December 15, 2012. The Company intends to adopt this standard in 2013 and does not expect the adoption will have a material impact on its consolidated results of operations or financial condition.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	MARKETABLE SECURITIES AND ACCRUED INTEREST

The following is a summary of held to maturity marketable securities:

	December 31, 2011
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	cost	gains	losses	Value
Corporate debentures - Maturing between one to three Years	$23,823	$46	$(736)	$23,133
Accrued interest	345	-	-	345

	$24,168	$46	$(736)	$23,478

	December 31, 2012

	Amortized	Unrealized	Fair
	cost	gains	Value
Corporate debentures:
Maturing within one year	$7,625	$62	$7,687
Maturing between one to two years	15,762	299	16,061
Accrued interest	341	-	341

	$23,728	$361	$24,089

These investments were issued by highly rated corporations. Accordingly, it was expected that the securities would not be settled at a price less than the amortized cost of the Company's investment. As of December 31, 2011 and 2012, the Group did not have any investment in marketable securities that was in an unrealized loss position for a period of twelve months or greater. Since the Company had the ability and intent to hold these investments until an anticipated recovery of fair value, which may be until maturity, the Company did not consider these investments to be other-than-temporarily impaired as of December 31, 2011 and 2012. Unrealized gains (losses) are valued using alternative pricing sources and models utilizing observable market inputs.

NOTE 4:-	INVENTORIES

	December 31,
	2011	2012

Raw materials	$8,871	$7,684
Finished products	11,544	9,113

	$20,415	$16,797

In the years ended December 31, 2010, 2011 and 2012, the Group wrote-off inventories in a total amount of $ 1,113, $ 644 and $ 2,306, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 5:-	INVESTMENT IN AN AFFILIATED COMPANY

As of December 31, 2011 and 2012, the Company owned 26.6% and 26.4%, respectively, of MailVision's outstanding share capital.

	December 31,
	2011	2012

Invested in equity	$1,655	$1,655
Convertible and non-convertible loans	211	398
Accumulated net loss	(615)	(969)

Total investment	$1,251	$1,084

Balances and transactions with MailVision were as follows:

a.	Balances:

	December 31,
	2011	2012

Other receivables and prepaid expenses	$116	$-
Other payables and accrued expenses	$-	$492

b.	Transactions:

	Year ended December 31,
	2011	2012	2012

Amounts charged - cost of revenues	$417	$2,164	$1,414

As described in Note 19, in April 2013, the Company entered into an asset purchase agreement with MailVision.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 6:-	PROPERTY AND EQUIPMENT

	December 31,
	2011	2012
Cost:

Computers and peripheral equipment	$21,844	$23,463
Office furniture and equipment	10,299	10,652
Leasehold improvements	2,302	2,336

	34,445	36,451
Accumulated depreciation:

Computers and peripheral equipment	20,305	21,556
Office furniture and equipment	9,169	9,473
Leasehold improvements	1,603	1,803

	31,077	32,832

Depreciated cost	$3,368	$3,619

Depreciation expenses amounted to $ 2,822, $ 1,914 and $ 1,755 for the years ended December 31, 2010, 2011 and 2012, respectively.

NOTE 7:-	INTANGIBLE ASSETS, DEFERRED CHARGES

		Useful life	December 31,
		(years)	2011	2012
a.	Impaired Cost:

	Acquired technology	5-10	$15,517	$15,517
	Customer relationship	9	4,172	4,172
	Trade name	3	415	415
	Existing contracts for maintenance	3	181	181

			20,285	20,285
	Accumulated amortization:

	Acquired technology		12,575	13,399
	Customer relationship		3,129	3,433
	Trade name		415	415
	Existing contracts for maintenance		181	181

			16,300	17,428

	Amortized cost		$3,985	$2,857

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:-	INTANGIBLE ASSETS, DEFERRED CHARGES (Cont.)

b.	Amortization expenses related to intangible assets amounted to $ 1,537, $ 1,325 and $ 1,128 for the years ended December 31, 2010, 2011 and 2012, respectively.

c.	Expected amortization expenses are as follows:

Year ending December 31,
2013	$930
2014	$872
2015	$696
2016	$359

$2,857

NOTE 8:-	FAIR VALUE MEASUREMENTS

In accordance with ASC No. 820, "Fair Value Measurements and Disclosures", the Group measures its foreign currency derivative instruments and the contingent consideration to NSC's former shareholders at fair value. Foreign currency derivative contracts are classified within Level 2 value hierarchy. This is because these instruments are valued using alternative pricing sources and models utilizing market observable inputs. The contingent consideration to NSC's former shareholders is classified within Level 3 value hierarchy because the liability is based on present value calculations and external valuation models whose inputs include market interest rates, estimated operational capitalization rates, volatilities and illiquidity. Unobservable inputs used in these models are significant.

The Group's financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates:

	December 31, 2011
	Fair value measurements using input type
	Level 2	Level 3	Total

Foreign currency derivative contracts	$(361)	$-	$(361)
Contingent consideration related to NSC's former shareholders	-	(412)	(412)

Total financial liabilities	$(361)	$(412)	$(773)

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:-	FAIR VALUE MEASUREMENTS (Cont.)

	December 31, 2012
	Fair value measurements using input type
	Level 2	Level 3	Total

Financial assets related to foreign currency derivative hedging contracts	$1,303	$-	$1,303

Foreign currency derivative contracts	$(362)	-	$(362)
Contingent consideration related to NSC's former shareholders	-	(115)	(115)

Total Financial liability	$(362)	$(115)	$(477)

Fair value measurements using significant unobservable inputs (Level 3):

Balance at January 1, 2012	$(412)
Adjustments due to change in estimates	364
Adjustment due to time change value	(67)

Balance at December 31, 2012	$(115)

NOTE 9:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2011	2012

Vacation accrual	$3,030	$2,476
Royalties provision	517	420
Other employees and payroll accruals	3,879	3,542
Government authorities	574	385
Accrued expenses	9,596	7,877
Others	506	362

	$18,102	$15,062

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 10:-	SENIOR CONVERTIBLE NOTES

In November 2004, the Company issued an aggregate of $ 125,000 principal amount of its 2% Senior Convertible Notes due November 9, 2024 ("the Notes"). The Company is obligated to pay interest on the Notes semi-annually on May 9 and November 9 of each year.

The Notes are convertible, at the option of the holders, at any time before the maturity date, into ordinary shares of the Company at a conversion rate of 53.4474 ordinary shares per $ 1 principal amount of Notes, representing a conversion price of approximately $ 18.71 per share. Upon such conversion in lieu of the delivering of ordinary shares, the Company may elect to pay the holders cash or a combination of cash and ordinary shares. The Notes are subject to redemption at any time on or after November 9, 2009, in whole or in part, at the option of the Company, at a redemption price of 100% of the principal amount plus accrued and unpaid interest. The Notes are subject to repurchase, at the holders' option, on November 9, 2009, November 9, 2014 or November 9, 2019, at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any, on such repurchase date. The Company may choose to settle in cash upon conversion. The holders of almost all of the principal amount of the Notes outstanding in November, 2009 elected to have the Company repurchase the Notes held by them.

During the year ended December 31, 2010, the Company repurchased $ 50, in principal amount of the Notes for a total cost, including accrued interest, of $ 50. As of December 31, 2011 and 2012, there was $ 353 in principal amount of the Notes outstanding. The effective interest rate for the years ended December 31, 2010, 2011 and 2012 amounted to 2% per year.

NOTE 11:-	LONG-TERM BANK LOANS

In April and July 2008, the Company entered into loan agreements with Israeli commercial banks that provided for loans in the total principal amount of $ 30,000 ("the 2008 Loans"). The 2008 Loans bear interest at LIBOR plus 1.3%-1.5% with respect to $ 23,000 of the principal amount of the 2008 Loans and LIBOR plus 0.5%-0.65% with respect to the remaining $ 7,000 of principal amount of the 2008 Loans. The principal amount is repayable in 20 equal quarterly payments through July 2013.

In September and December 2011, the Company entered into loan agreements with Israeli commercial banks that provided for loans in the total principal amount of $ 23,750 ("the 2011 Loans"). The 2011 Loans bear interest at LIBOR plus 2.1%-4.35% with respect to $ 19,850 of the principal amount of the 2011 Loans. The remaining $ 3,900 of principal amount of the 2011 Loans was required to be maintained as a compensating bank deposit that decreases as the loans are repaid. This portion of the 2011 Loans bear interest at 0.5% above the interest rate paid on the bank deposit. Of these 2011 Loans, $ 19,850 of the principal amount is repayable in 20 equal quarterly installments and the remaining $3,900 of principal amount is repayable in 10 equal semiannual payments through September 2017.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 11:-	LONG-TERM BANK LOANS (Cont.)

As of December 31, 2011 and 2012, the banks have a lien on the Company's assets that secures both the 2008 and the 2011 Loans. As of December 31, 2011 and 2012, the Company is required to maintain a total of $ 16,450 and $ 13,456, respectively, in compensating balances with the banks, to secure the 2008 and the 2011 Loans. As of December 31, 2011 and 2012, the compensating balances are included in $ 7,630 and $ 4,205 of short-term and restricted bank deposits and $ 8,820 and $ 9,251 of long-term and restricted bank deposits, respectively. The amount of the compensation balances are allowed to be decreased as the Company repays these loans. The agreements with respect to the 2008 and the 2011 Loans require the Company, among other things, to meet certain financial covenants as to maintaining shareholders' equity, cash balances and liabilities to banks at specified levels and achieving certain levels of operating income.

As of December 31, 2012, the Company was in compliance with its covenants to the banks except for the requirement to achieve certain minimum operating income. The Company received waivers from the banks with respect to these covenants until December 31, 2013, subject to compliance with revised financial covenants in 2012 and 2013, an increase in the interest rate with respect to one of the loans and an increase in required compensating balances. As of December 31, 2012, the Company was in compliance with the revised financial covenants and also expects to be in compliance with these covenants by the end of the waiver period.

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Group's facilities are rented under several lease agreements in Israel, Europe and the U.S. for periods ending in 2017.

Future minimum rental commitments under non-cancelable operating leases, are as follows:

Year ending December 31,

2013	$5,375
2014	5,231
2015	4,991
2016	5,179
2017	4,748

Total minimum lease payments *)	$25,524

*)	Minimum payments have been reduced by minimum sublease rental of $ 1,399 due in the future under non-cancelable subleases.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

In connection with the Company's offices lease agreement in Israel, the lessor has a lien of approximately $ 5,000 which is included in short-term and restricted bank deposits.

Rent expenses for the years ended December 31, 2010, 2011 and 2012, were approximately $ 4,790, $ 5,327 and $ 5,745, respectively.

b.	Inventory purchase commitments:

The Group is obligated under certain agreements with its suppliers to purchase specified items of excess inventory which is expected to be utilized in 2013. As of December 31, 2012, non- cancelable obligations were approximately $ 1,174.

c.	Royalty commitment to the Office of the Chief Scientist in Israel ("OCS"):

Under the research and development agreements of the Company and its Israeli subsidiaries with the OCS and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3%-5% of sales to the end customer of products developed with funds provided by the OCS, up to an amount equal to 100% of the OCS research and development grants received, linked to the dollar plus interest on the unpaid amount received based on the 12-month LIBOR rate (from the year the file has been approved) applicable to dollar deposits. The Company is obligated to repay the Israeli Government for the grants received only to the extent that there are sales of the funded products.

The place of manufacturing of a product that was developed with the support of the OCS, or based on know-how developed with the support of the OCS, shall be according to the supported company's declaration in the application for support (including manufacturing abroad). In case a company wishes to transfer manufacturing activity abroad, additional to its statement in the application for support, it will be required to receive approval from the OCS research committee. The committee is entitled to increase both the royalty liability and the rate of the royalty payments. The increased repayment is calculated according to the percentage of the manufacturing activities that are intended to be carried out outside Israel, and can reach up to 300% of the original sum. When the manufacturing of the product is being done outside of Israel, the Company is required to pay an increased royalty rate of an additional 1% (instead of paying 3%-5%, the Company would pay 4%-6%).

As of December 31, 2011 and 2012, the Company and its Israeli subsidiaries have a contingent obligation to pay royalties in the amount of approximately $ 24,062 and $ 29,413, respectively.

As of December 31, 2011 and 2012, the Company and its Israeli subsidiaries have paid or accrued royalties to the OCS in the amount of $1,475 and $ 1,810, respectively. which were recorded in cost of revenues.

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

e.	Legal proceedings:

1.	The Group's major customer in 2008 and 2009 filed an action asserting that the Group received approximately $ 3.2 million in payments from them during the ninety day period prior to their bankruptcy filing in January 2009 that constitute avoidable preferential transfers. The parties have settled the matter pursuant to the Stipulation of Settlement of Avoidance Claims and Recoupment of Claims ("the Stipulation"). Under the Stipulation, the Company paid $ 20 to the customer and all claims by the parties have been released and withdrawn. In July 2012, the Court entered an order approving the Stipulation and the adversary proceeding was closed on August 1, 2012.

2.	In May 2007, the Company entered into an agreement with respect to property adjacent to its headquarters in Israel, pursuant to which a building of approximately 145,000 square feet has been erected and was expected to be leased to the Company for a period of eleven years. This new building was substantially completed in May 2010. The landlord claimed that the Company should have taken delivery of the building at that time and started paying rent. The Company disagreed with the landlord's interpretation of the relevant agreement. As a result, the landlord terminated the agreement and leased the property to a third party. This dispute has been referred to arbitration where the Company claims that due to the landlord's failure the Company lost significant potential revenues. The landlord counterclaimed alleging that it sustained losses equal to approximately one year's rent and management fees in the aggregate amount of approximately NIS 14 million (approximately $ 3,750). The Company believes that it has valid defenses to the counterclaim and a provision is not required.

3.	In September 2011, an action was commenced against the Company's subsidiary, AudioCodes Inc. and numerous other defendants, in Federal Court in Delaware alleging that AudioCodes Inc. and the other defendants, infringed the plaintiff's intellectual property rights in five patents. The claims made in this action are being defended by AudioCodes Inc. The Court granted the defendants’ motion for summary judgment of invalidity on one of the patents, dismissing all claims of infringement based on this patent. Plaintiff continues to maintain its action against AudioCodes Inc. and certain other defendants based on alleged infringement of four other patents that were not dismissed from the action. Preliminary discovery has begun, but it is not possible to predict the outcome of this proceeding. The Company believes it has valid defenses to the claims and a provision is not required.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 12:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

4.	In November 2011, an action was commenced against AudioCodes Inc., in Federal Court in Texas alleging that AudioCodes Inc. infringed the plaintiff's intellectual property rights in one patent. All claims asserted in this action were dismissed without prejudice by the court on May 15, 2012.

5.	In January 2013, one of the Company’s former senior executives sent a letter of demand claiming an amount of approximately $ 1,000 relating to his termination of employment. The Company has denied all of his allegations and believes that it has valid defenses to this claim.

6.	In February 2013, a patent infringement action was commenced against AudioCodes Inc. and other defendants, in Federal Court in California alleging that AudioCodes Inc. infringed the plaintiff’s intellectual property rights in one patent. One of the other defendants is a customer of the Company that has informed that it believes it is entitled to indemnification from the Company with respect to this litigation. The proceedings are at an early stage and it is not possible at this time to predict their outcome. The Company believes it has valid defenses against the claims.

NOTE 13:-	EQUITY

a.	Treasury stock:

In October 2011, the Company's Board of Directors approved a share repurchase plan pursuant to which the Company was authorized to purchase up to 4,000,000 of its outstanding ordinary shares. During the year ended December 31, 2011 and 2012, the Company purchased 1,204,757 and 2,759,594 of its outstanding ordinary shares under this share repurchase plan, at a weighted average price per share of $ 3.33 and $ 2.44, respectively. As of October 2012, the authorized stock repurchase program was completed.

b.	Warrants issued to nonemployees:

During the years ended December 31, 2010, 2011 and 2012, the Company granted warrants to purchase 25,000, 2,500 and 4,000 shares at a weighted average exercise price of $ 2.92, $ 3.57 and $ 3.89 per share, respectively, in each case expiring seven years from the date of grant. The Company recorded immaterial compensation expenses with respect to the grants of these warrants in accordance with ASC 505. During the year ended December 31, 2010, 5,000 warrants were exercised and during the year ended December 31, 2012, 10,000 warrants were forfeited. As of December 31, 2011 and 2012, 32,500 and 26,500 warrants issued to consultants are outstanding, out of which 17,500 and 22,500 warrants are exercisable, respectively.

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

During the year ended December 31, 2011, 288,515 shares were issued under the Purchase Plan for aggregate consideration of $ 1,187. As of December 31, 2011 and 2012, the Company's Board of Directors decided to suspend the Purchase Plan for the employees of the Company's U.S subsidiary and the Purchase Plan for the Company and its non-U.S subsidiaries has expired.

d.	Employee Stock Option Plans:

In the year ended December 31, 2008, the Company's Board of Directors approved the 2008 Equity Incentive Plan that became effective in January 2009. As of December 31, 2012, the total number of shares authorized for grant under this Plan is 660,979.

Stock options granted under the abovementioned plan are exercisable at the fair market value of the ordinary shares at the date of grant and usually expire seven or ten years from the date of grant. The options generally vest over four years from the date of grant. Any options that are forfeited or cancelled before expiration become available for future grants.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:-	EQUITY (Cont.)

The following is a summary of the Company's stock option activity and related information for the year ended December 31, 2012:

	Amount of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year	3,894,556	$6.10	4.2	$1,824
Changes during the year:
Granted	927,376	$2.66
Exercised	(52,125)	$1.97
Forfeited	(540,375)	$6.72
Expired	(452,400)	$10.16

Options outstanding at end of year	3,777,032	$4.74	4.0	$1,477

Vested and expected to vest	3,569,295	$4.74	4.0	$1,396

Options exercisable at end of year	2,098,152	$5.85	2.5	$753

The weighted-average grant-date fair value of options granted during the years ended December 31, 2010, 2011 and 2012 was $ 1.96, $ 2.69 and $ 1.35, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fiscal year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on the last trading day of the fiscal year. This amount changes based on the fair market value of the Company's shares.

Total intrinsic value of options exercised for the years ended December 31, 2010, 2011 and 2012 was $ 2,946, $ 44 and $ 63, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:-	EQUITY (Cont.)

The options outstanding as of December 31, 2012, have been separated into ranges of exercise prices, as follows:

Range of exercise price	Options outstanding as of December 31, 2012	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2012	Weighted average exercise price of exercisable options
		(Years)

$0.00-1.10	50,816	4.53	$0.01	49,691	$0.01
$1.50-2.51	751,625	4.34	$2.03	420,875	$2.09
$2.57-4.00	1,377,885	5.79	$3.04	337,649	$3.06
$4.08-6.49	842,956	3.16	$5.51	634,812	$5.57
$6.51-9.24	153,750	4.52	$7.30	55,125	$7.13
$9.32-14.76	600,000	0.56	$10.70	600,000	$10.70

	3,777,032	4.0	$4.74	2,098,152	$5.85

The following is a summary of the Company's restricted share units ("RSUs") activity and related information for the year ended December 31, 2012:

	Number of shares	Weighted average grant date fair value

Outstanding at beginning of year	264,684	$4.89
Changes during the year:
Granted	70,215	$2.73
Exercised	(120,488)	$4.97
Forfeited	(32,250)	$6.10

RSUs outstanding at end of year	182,161	$3.79

During the years ended December 31, 2010, 2011 and 2012, the share based compensation expenses related to the RSUs granted amounted to $ 678, $ 786 and $ 435, respectively.

As of December 31, 2012, there was $ 2,020 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 1.08 years.

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

As of December 31, 2012, retained earnings included approximately $ 540 in tax-exempt income earned by the Company's "Approved Enterprise". The Company's Board of Directors has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's "Approved Enterprise".

Tax-exempt income attributable to the "Approved Enterprise" cannot be distributed to shareholders without subjecting the Company to taxes.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:-	TAXES ON INCOME (Cont.)

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above Investment Law, regulations published thereunder and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2012, management believes that the Company is in compliance with all of the aforementioned conditions.

Income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the regular tax rate prevailing at that time.

On April 1, 2005, an amendment to the Investment Law came into effect ("the 2005 Amendment") that significantly changed the provisions of the Investment Law. The 2005 Amendment limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as a Beneficiary Enterprise including a provision generally requiring that at least 25% of the Beneficiary Enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Investment Law as they were on the date of such approval. Therefore, the Company's existing "Approved Enterprises" are generally not subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the Investment Law, as amended, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record a deferred tax liability with respect to such tax-exempt income. As of December 31, 2012, there was no taxable income attributable to the Beneficiary Enterprise.

In December 2010, an amendment to the Investment Law came into effect ("the 2010 Amendment"). The 2010 Amendment became effective as of January 1, 2011. According to the 2010 Amendments, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company can elect to have the 2010 Amendment apply to it. Once an election is made, the Company will be subject to the amended tax rates as follows: 2011 and 2012 - 15%, 2013 and 2014 - 12.5% and in 2015 and thereafter - 12%.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:-	TAXES ON INCOME (Cont.)

The Company does not currently intend to implement the 2010 Amendment, and intends to continue to comply with the Investment Law as in effect prior to enactment of the 2010 Amendment.

3.	Net operating loss carry forward:

As of December 31, 2012, the Company has cumulative losses for tax purposes in the amount of approximately $ 25,000, which can be carried forward and offset against taxable income in the future for an indefinite period. As of December 31, 2012, the Company recorded a deferred tax asset of $ 3,704 in respect of such carry forward tax losses, since it believes it is more likely than not it will utilize carry forward tax losses.

As of December 31, 2012, the Company's Israeli subsidiaries have estimated total available carry forward tax losses of approximately $ 67,000. The net operating losses may be claimed and offset against taxable income in the future for an indefinite period.

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

Taxable income of Israeli companies is subject to tax at the rate of 25%, 24% and 25% in the years ended December 31, 2010, 2011 and 2012, respectively.

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

The effective tax rate payable by a company which is taxed under the Investment Law may be considerably lower (see also Note 14 a2).

b.	Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2010	2011	2012

Domestic	$9,277	$5,632	$(2,555)
Foreign	1,066	2,047	(727)

	$10,343	$7,679	$(3,282)

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:-	TAXES ON INCOME (Cont.)

c.	Taxes on income are comprised as follows:

	Year ended December 31,
	2010	2011	2012

Current taxes	$436	$890	$527
Deferred taxes	(2,321)	(652)	14

	$(1,885)	$238	$541

Domestic	$(1,617)	$151	$283
Foreign	(268)	87	258

	$(1,885)	$238	$541

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group's deferred tax liabilities and assets are as follows:

	December 31,
	2011	2012
Deferred tax assets:
Net operating loss carry forward	$50,413	$52,035
Reserves and allowances	8,283	7,016

Net deferred tax assets before valuation allowance	58,696	59,051
Valuation allowance	(53,496)	(53,865)

Deferred tax asset	$5,200	$5,186

Domestic:
Short-term deferred tax asset	$1,857	$1,157
Long-term deferred tax asset	1,857	2,547

	$3,714	$3,704

Foreign:
Short-term deferred tax asset	$743	$463
Long-term deferred tax asset	743	1,019

	$1,486	$1,482

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:-	TAXES ON INCOME (Cont.)

The Company's U.S. subsidiary has estimated total available carry forward tax losses of approximately $ 84,000 to offset against future taxable income. These carry forward tax losses expire between 2020 and 2032. As of December 31, 2012, the Company's U.S subsidiary recorded a deferred tax asset of $ 1,482 relating to the available net carry forward tax losses.

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

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the actual tax expense (benefit) as reported in the statement of operations is as follows:

	Year ended December 31,
	2010	2011	2012

Income (loss) before taxes, as reported in the consolidated statements of operations	$10,343	$7,679	$(3,282)

Statutory tax rate	25%	24%	25%

Theoretical tax expense (benefit) on the above amount at the Israeli statutory tax rate	$2,586	$1,843	$(821)
Income tax at rate other than the Israeli statutory tax rate	327	275	(55)
Tax advances, withholding tax and non-deductible expenses, including equity based compensation expenses	646	1,373	807
Deferred taxes on losses for which a valuation allowance was provided	(3,855)	2,416	369
Valuation allowance recorded to APIC	181	(266)	386
Utilization of operating losses carry forward	(2,846)	(3,233)	-
Tax adjustment in respect of different tax rates	-	(1,219)	-
Taxes in respect to prior years	41	(54)	(162)
State and Federal taxes	90	93	48
Foreign exchange	760	(901)	89
Other	185	(89)	(120)

Actual tax expense (benefit)	$(1,885)	$238	$541

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:-	TAXES ON INCOME (Cont.)

f.	A reconciliation of the beginning and ending amount of unrecognized tax benefits in the year ended December 31, 2012 is as follows:

Gross unrecognized tax benefits as of January 1, 2012	$190

Increase in tax position for current year	8

Gross unrecognized tax benefits as of December 31, 2012	$198

The Company recognizes interest and penalties related to unrecognized tax benefits in tax expenses in the amount of $ 16, $ 9 and $ 7 for the years ended at December 31, 2010, 2011 and 2012, respectively. The liability for unrecognized tax benefits does not include the liability recorded for accrued interest and penalties of $ 189 and $ 196 at December 31, 2011 and 2012, respectively.

The Company has received final tax assessment through the year 2006.

NOTE 15:-	BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE

	Year ended December 31,
	2010		2011		2012

Numerator:

Net income (loss) attributed to Audiocodes’ shareholders	$12,126		$7,164		$(4,177)

Denominator:

Denominator for basic earnings per share - weighted average number of ordinary shares, net of treasury stock	40,559,759		41,437,927		39,125,129
Effect of dilutive securities:
Employee stock options and ESPP	401,240		497,170		-	*)
Senior convertible notes	-	*)	-	*)	-	*)

Denominator for diluted net earnings per share - adjusted weighted average number of shares	40,960,999		41,935,097		39,125,129

*)	Antidilutive.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 16:-	FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2010	2011	2012

Financial expenses:
Interest	$(318)	$(346)	$(900)
Amortization of marketable securities premiums and accretion of discounts, net	-	(416)	(436)
Exchange rate	(99)	(612)	(4)
Others	(228)	(133)	(201)

	(645)	(1,507)	(1,541)
Financial income -
Interest and others	551	1,930	1,994

	$(94)	$423	$453

NOTE 17:-	GEOGRAPHIC INFORMATION

a.	Summary information about geographic areas:

The Group manages its business on a basis of one reportable segment (see Note 1 for a brief description of the Group's business). The data is presented in accordance with ASC 280, "Segment Reporting". Revenues in the table below are attributed to geographical areas based on the location of the end customers.

The following presents total revenues for the years ended December 31, 2010, 2011 and 2012 and long-lived assets as of December 31, 2010, 2011 and 2012.

	2010		2011		2012
	Total	Long- lived	Total	Long- lived	Total	Long- lived
	revenues	assets	revenues	assets	revenues	assets

Israel	$19,223	$19,867	$11,887	$19,364	$7,773	$19,450
Americas	71,538	21,128	85,630	19,914	66,443	18,959
Europe	32,566	66	36,322	125	35,876	119
Far East	26,713	47	21,988	45	17,398	43

	$150,040	$41,108	$155,827	$39,448	$127,490	$38,571

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 17:-	GEOGRAPHIC INFORMATION (Cont.)

b.	Product lines:

Total revenues from external customers divided on the basis of the Company's product lines are as follows:

	Year ended December 31,
	2010	2011	2012

Technology	$45,266	$35,017	$24,673
Networking	104,774	120,810	102,817

	$150,040	$155,827	$127,490

NOTE 18:-	DERIVATIVE INSTRUMENTS

The Group enters into hedge transactions with a major financial institution, using derivative instruments, primarily forward contracts and options to purchase and sell foreign currencies, in order to reduce the net currency exposure associated with anticipated expenses (primarily salaries and rent expenses) in currencies other than the dollar. The Group currently hedges such future exposures for a maximum period of one year. However, the Group may choose not to hedge certain foreign currency exchange exposures for a variety of reasons, including but not limited to immateriality, accounting considerations and the prohibitive economic cost of hedging particular exposures. There can be no assurance the hedges will offset more than a portion of the financial impact resulting from movements in foreign currency exchange rates.

The Group records all derivatives in the consolidated balance sheet at fair value. The effective portions of cash flow hedges are recorded in other comprehensive income until the hedged item is recognized in earnings. The ineffective portions of cash flow hedges are adjusted to fair value through earnings in financial income or expense.

The Group had a net deferred gain (loss) associated with cash flow hedges of $ (240) and $ 1,303 recorded in other comprehensive income as of December 31, 2011 and 2012, respectively. As of December 31, 2012, the hedged transactions are expected to occur within twelve months.

The Group entered into forward and options contracts that did not meet the requirement for hedge accounting. The Group measured the fair value of the contracts in accordance with ASC 820 at level 2. The net gains recognized in "financial and other expenses, net" during the years ended December 31, 2010, 2011 and 2012 were $ 200, $ 187 and $ 452, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 18:-	DERIVATIVE INSTRUMENTS (Cont.)

As of December 31, 2011 and 2012, the Group had outstanding forward and options collar (cylinder) contracts in the amount of $ 19,100 and $ 33,600, respectively, which were designated as salary hedging contracts.

The fair value of the Group's outstanding derivative instruments and the effect of derivative instruments in cash flow hedging relationship on other comprehensive income for the years ended December 31, 2011 and 2012, are summarized below:

Foreign exchange forward and		December 31,
options contracts	Balance sheet	2011	2012

Fair value of foreign exchange forward and options collar (cylinder) contracts	"Other receivables and prepaid expenses"	$-	$1,303
	"Other payables and accrued expenses"	$(240)	$-

Gains (losses) recognized in OCI (effective portion)	"Other comprehensive income"	$(1,062)	$1,543

The effect of derivative instruments in cash flow hedging relationship on income for the years ended December 31, 2011 and 2012 is summarized below:

Foreign exchange forward and	Statements of	Year ended December 31,
options contracts	operations	2011	2012

Gain (loss) on derivatives recognized in OCI	"Operating expenses"	$(205)	$1,211

Gain (loss) recognized in income on derivatives (effective portion)	"Operating expenses"	$857	$(332)

NOTE 19:-	SUBSEQUENT EVENT

In April 2013, the Company entered into an asset purchase agreement with its affiliated company MailVision. The closing of the transaction is subject to customary conditions and is expected to occur in May 2013. Pursuant to this agreement, the Company has agreed to acquire substantially all of MailVision’s assets for the following consideration: (i) $ 233 to be payable 12 months following the closing date; and (ii) additional earn out payments will be paid to MailVision subject to the achievement of certain levels of net revenues from the sale of MailVision’s products during a period of no longer than three years following closing. Payment can be made, at the Company discretion, in either cash or ordinary shares. As additional for the transaction, on closing, the Company has agreed to waive repayment of any outstanding loans owed made by the Company to MailVision and to assume specified liabilities of MailVision in the aggregate amount of approximately $ 1,300.

- - - - - - - - - - -

EXHIBIT INDEX

Exhibit No.	Document

4.17	Loan Requests, dated May 13, 2008, between First International Bank of Israel, as lender, and AudioCodes Ltd., as borrower.‡

4.18	Loan Requests, dated September 27, 2011, between First International Bank of Israel, as lender, and AudioCodes Ltd., as borrower.‡

4.19	Restated Undertaking Letter to First International Bank of Israel, dated May 6, 2008.‡

4.20	Amendments to Undertaking Letter to First International Bank of Israel, dated September 15, 2009, February 16, 2009, September 26, 2011, December 29, 2011 and July 23, 2012.‡

4.21	Letter Agreement, dated July 14, 2008, between Bank Mizrahi Tefahot Ltd., as lender, and AudioCodes Ltd., as borrower.‡

4.22	Secured Bond, dated July 14, 2008, delivered by AudioCodes Ltd., as borrower, in favor of Bank Mizrahi Tefahot Ltd., as lender.‡

4.23	Undertaking Letter to Bank Mizrahi Tefahot Ltd, dated December 12, 2011.‡

4.24	Deed of Pledge of Rights, dated December 12, 2011, delivered by AudioCodes Ltd., as borrower, in favor of Bank Mizrahi Tefahot Ltd., as lender.‡

4.25	Amendment to Undertaking Letter to Bank Mizrahi Tefahot Ltd., dated July 23, 2012.‡

4.26	Loan Requests, dated September 27, 2011, between Bank Leumi Israel Ltd., as lender, and AudioCodes Ltd., as borrower.‡

4.27	Undertaking Letter to Bank Leumi Israel Ltd., dated December 12, 2011.‡

4.28	Amendment to Undertaking Letter to Bank Leumi Israel Ltd., dated July 24, 2012.‡

12.1	Certification of Shabtai Adlersberg, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Guy Avidan, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

101.1	Interactive Data Files (XBRL-Related Documents). *

‡	English translation of Hebrew original.

*	In accordance with Rule 406T of Regulation S-T, the information in Exhibit 101 is furnished and deemed not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, and otherwise is not subject to liability under these sections and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.