Form 20-F
period 2013-12-31
AUDIOCODES LTD
filed 2014-03-26
CIK 1086434

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

As of December 31, 2013, the Registrant had outstanding 38,733,989 Ordinary Shares, nominal value NIS 0.01 per share.

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

The selected financial data, set forth in the table below, have been derived from our audited historical financial statements for each of the years from 2009 through 2013. The selected consolidated statement of operations data for the years ended December 31, 2011, 2012 and 2013, and the selected consolidated balance sheet data as of December 31, 2012 and 2013, have been derived from our audited consolidated financial statements set forth elsewhere in this Annual Report. The selected consolidated statement of operations data for the years ended December 31, 2009 and 2010, and the selected consolidated balance sheet data as of December 31, 2009, 2010 and 2011, have been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report. The selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to these consolidated financial statements.

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(In thousands, except per share data)
Statement of Operations Data:
Revenues:
Products	$114,871	$132,662	$135,827	$103,651	$111,750
Services	11,023	17,378	20,025	23,839	25,482
Total revenues	125,894	150,040	155,827	127,490	137,232

Cost of revenues:
Products	53,004	62,155	59,917	48,371	51,996
Services	3,190	3,983	4,228	5,923	6,568
Total cost of revenues	56,194	66,138	64,145	54,294	58,564

Gross profit	69,700	83,902	91,682	73,196	78,668
Operating expense:
Research and development, net	29,952	30,189	32,150	28,677	28,194
Selling and marketing	32,111	35,024	43,248	40,040	39,279
General and administrative	7,821	8,252	9,028	8,214	8,456
Total operating expenses	69,884	73,465	84,426	76,931	75,929
Operating income (loss)	(184)	10,437	7,256	(3,735)	2,739
Financial expenses (income), net	2,744	94	(423)	(453)	(96)
Income (loss) before taxes on income	(2,928)	10,343	7,679	(3,282)	2,835
Income tax expense (benefit), net	290	(1,885)	238	541	(1,404)
Equity in losses of affiliated companies	76	213	277	354	21
Net income (loss)	$(3,294)	$12,015	$7,164	$(4,177)	$4,218
Net loss attributable to a non- controlling interest	$472	$111	$-	$-	$-
Net income (loss) attributable to AudioCodes’ shareholders	$(2,822)	$12,126	$7,164	$(4,177)	$4,218
Basic earnings (loss) per share	$(0.07)	$0.30	$0.17	$(0.11)	$0.11
Diluted earnings (loss) per share	$(0.07)	$0.30	$0.17	$(0.11)	$0.11
Weighted average number of ordinary shares used in computing basic earnings (loss) per share	40,208	40,560	41,438	39,125	38,241
Weighted average number of ordinary shares used in computing diluted earnings (loss) per share	40,208	40,961	41,935	39,125	39,097

	December 31,
	2009	2010	2011	2012	2013
Balance Sheet Data:
Cash and cash equivalents	$38,969	$50,311	$28,257	$15,219	$30,763
Short-term and restricted bank deposits, marketable securities and accrued interest	13,902	13,825	14,353	18,296	24,807
Working capital	54,557	66,537	55,083	46,598	64,859
Long-term and restricted bank deposits and long-term marketable securities	-	-	32,943	25,013	6,697
Total assets	147,533	173,644	192,677	165,789	174,304
Bank loans	21,750	15,750	33,155	22,913	14,477
Long term senior convertible notes	403	353	353	353	-
Shareholders’ equity	84,129	99,180	106,019	98,297	104,809
Non-controlling interest	(244)	-	-	-	-
Total equity	83,885	99,180	106,019	98,297	104,809
Capital stock (*)	170,062	172,263	176,998	178,623	182,220

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

December 31,
2009	2010	2011	2012	2013
3.775	3.549	3.821	3.733	3.471

The high and low exchange rates for each month during the previous six months are as follows (NIS per United States $1.00):

Month	High	Low
September 2013	3.632	3.504
October 2013	3.567	3.518
November 2013	3.569	3.519
December 2013	3.530	3.471
January 2014	3.507	3.483
February 2014	3.549	3.496

The high, low, average (calculated by using the average of the exchange rates on the last day of each month during the period) and closing exchange rates for each of the Company’s five previous fiscal years are as follows:

	Year Ended December 31,
	2009	2010	2011	2012	2013
High	4.256	3.894	3.821	4.084	3.791
Low	3.690	3.549	3.363	3.700	3.471
Average	3.923	3.732	3.579	3.858	3.609
Period End	3.775	3.549	3.821	3.733	3.471

Unless otherwise indicated, in this Annual Report all references herein are to United States dollar.

The exchange rate on March 20, 2014, as reported by the Bank of Israel, for the conversion of United States dollars into New Israeli Shekel was U.S. $1.00 equals NIS 3.484.

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

Risks Related to Our Business and Industry

We reported losses in 2008, 2009 and 2012. We may report additional losses in the future.

We reported a net loss of $85.8 million in 2008, $2.8 million in 2009 and $4.2 million in 2012. We reported net income of $12.1 million in 2010, $7.2 million in 2011 and $4.2 million in 2013. The loss in 2008 included a non-cash impairment charge of $86.1 million taken in the fourth quarter of 2008 with respect to goodwill, intangible assets and investment in an affiliate. The majority of our expenses are directly and indirectly related to the number of people we employ. We may increase our expenses based on projections of revenue growth. If at any given time we do not meet our expectations for growth in revenues our expenses incurred in anticipation of projected revenues may cause us to incur a loss. We may not be able to anticipate a loss in advance and adjust our variable costs accordingly. As a result, we may report additional losses in the future.

Our gross profit percentage could be negatively impacted by amortization expenses in connection with acquisitions, increased manufacturing costs and other factors. This could adversely affect our results of operations.

Our gross profit percentage has decreased in the past and is currently decreasing. Our gross profit percentage decreased in 2008, 2009, 2012 and 2013. Our gross profit percentage has been negatively affected in the past and could continue to be negatively affected by amortization expenses in connection with acquisitions, expenses related to equity based compensation, increases in manufacturing costs, a shift in our sales mix towards our less profitable products, increased customer demand for longer product warranties, fixed expenses that are applied to a lower revenue base and increased cost pressures as a result of increased competition. Acquisitions of new businesses could also negatively affect our gross profit percentage. A decrease in our gross profit percentage could cause an adverse effect on our results of operations.

We have depended, and expect to continue to depend, on a small number of large customers. The loss of one or more of our large customers or the reduction in purchases by a significant customer or failure of such customer to pay for the products it purchases from us could have a material adverse effect on our revenues.

Historically, a substantial portion of our revenues has been derived from large purchases by a small number of original equipment manufacturers, or OEMs, and network equipment providers, or NEPs, systems integrators and distributors. Our top three customers accounted for approximately 25.5% of our revenue in 2011, 25.3% of our revenues in 2012 and 27.8% of our revenues in 2013. Sales to ScanSource Communications Inc., our largest customer, accounted for 17.8% of our revenues in 2013, compared to 13.9% of our revenues in 2012, and 14.4% of our revenues in 2011. We do not enter into sales agreements in which a customer is obligated to purchase a set quantity of our products. Based on our experience, we expect that our customer base may change from period to period. If we lose a large customer and fail to add new customers, or if purchases made by such customers are significantly reduced, there could be a material adverse effect on our results of operations.

We have invested significant resources in developing products compatible with Microsoft Lync related solutions. If Microsoft abandons this solution, decides to promote products of our competitors instead of our products, is unwilling to continue to recognize AudioCodes as its partner or fails to achieve the expected growth of Lync, our results of operations will be adversely affected.

We have invested significant resources in complying with Microsoft’s requirements for the purpose of becoming a Microsoft recognized partner for their unified communication solutions for the enterprise market, which are known as Microsoft Lync. We have adapted some of our gateway products, IP phones, session border controllers, survivable branch applications, value added applications and professional services to operate in the Microsoft Lync environment. We believe that recognition as a Microsoft partner enhances our access to and visibility in markets relevant to our products. We are dependent on the users of Microsoft Lync to recognize the utility of our compatible products and purchase them. If Microsoft were to abandon Lync, decide to promote the products of our competitors instead of our products, is unwilling to continue to recognize AudioCodes as a Lync partner or fails to achieve the expected growth of Lync, our results of operations will be adversely affected.

Recent and future economic conditions may adversely affect our business.

The uncertain economic and credit environment is having a negative impact on business around the world. The impact of these conditions on the technology industry and our major customers and potential customers has been significant. Conditions may continue to be uncertain or may be subject to deterioration which could lead to a further reduction in consumer and customer spending overall, which could have an adverse impact on sales of our products. A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their orders of our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity. A significant adverse change in a customer’s financial and/or credit position could also require us to assume greater credit risk relating to that customer’s receivables or could limit our ability to collect receivables related to previous purchases by that customer. As a result, our allowance for doubtful accounts and write-offs of accounts receivable could increase.

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

We could be forced to repay our bank debt if we are unable to satisfy the covenants in our loan agreements.

In 2011, we borrowed $23.8 million, of which $19.9 million is repayable in 20 equal quarterly payments of approximately $1.0 million from December 2011 through September 2017 and the remaining $3.9 million is repayable in 10 equal semiannual payments of $390,000 from June 2012 through December 2016. If we are unable to make payments when required by these loan agreements or if we do not comply with covenants in our loan agreements with respect to maintaining shareholders’ equity at specified levels or achieving certain levels of operating income, we could be required to repay all or portion of these bank loans prior to their maturity. During 2011 and 2012, we were not in compliance with some of the financial covenants contained in our loan agreements. Each of our lenders agreed to waive compliance with these covenants, subject to compliance with revised financial covenants during the remainder of 2012 and 2013. We are currently in compliance with our covenants, but if we are unable to comply with these revised financial covenants in the future, our lenders could require us to repay all of our outstanding loans.

We are dependent on the development of the VoIP market to increase our sales.

We are dependent on the development of the Voice over Internet Protocol, or VoIP, market to increase our sales. We cannot be sure that the delivery of telephone and other communications services over packet networks will continue to expand or that there will be a need to interconnect to other networks utilizing the type of technology contained in our products. For example, the need for our media gateway products depends on the need to interconnect VoIP networks with traditional non-packet based networks. Our enterprise session border control products depend on growth in the need to interconnect Voice over Packet and unified communication systems with each other. The adaptation process of connecting packet networks and telephone networks can be time consuming and costly. Sales of our VoIP products will depend on the continued development of packet networks and the continued commercialization of VoIP services. If this market develops more slowly than we expect, we may not be able to sell our products in a significant enough volume to be profitable.

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

The future valuation of acquired businesses may be less than the purchase price we paid and result in impairment charges related to goodwill or intangible assets. For example, during the fourth quarter of 2008, we recognized non-cash impairment charges of $86.1 million with respect to goodwill and intangible assets related to previous acquisitions and an investment in an affiliated company.

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

Our success is dependent, in part, on the willingness of our customers to transition or migrate to new products, such as our expanded offering of Mediant and IP media products, our residential gateways, our session border controller products, our multi service business routers (MSBRs), our software solutions and value added application products, our services or expected future products. We are involved in a continuous process of evaluating changing market demands and customer requirements in order to develop and introduce new products, features and applications to meet changing demands and requirements. We need to be able to interpret market trends and the advancement of technology in order to successfully develop and introduce new products, features and applications. If potential customers defer transition or migration to new products, our return on our investment in research and development with respect to products recently introduced or expected to be introduced in the near future will be lower than we originally anticipated and our results of operations may suffer.

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

Our principal competitors in the area of analog media gateways (2 to 24 ports) for access and enterprise are Linksys, Mediatrix Telecom, Inc., Vega Stream Limited, Innovaphone AG, NET (acquired by Sonus Networks), Tainet Communication System Corp., D-Link Systems, Inc., Patton, Sangoma, Dialogic and Edgewater.

In the area of low and mid density digital gateways we face competition from companies such as Nokia-Siemens, Huawei, and from Cisco, Dialogic, Genband, Sonus Networks, NET (acquired by Sonus Networks), Patton, Ferrari and Sangoma.

Our competitors in the area of multi service business routers are companies such as Cisco, Juniper, Adtran, One-Access, Patton, Huawei, HP/3COM, Alcatel-Lucent and more.

Specifically in the area of enterprise class session border controller technology we compete with ACME Packet (acquired by Oracle), Cisco, SIPera (acquired by Avaya), Sonus Networks, NET (acquired by Sonus Networks), Ingate and Edgewater.

Our competitors in the Microsoft Lync certified gateways, session border controller and IP Phone markets include NET (acquired by Sonus Networks), Dialogic, Cisco, Ferrari, ACME Packet (acquired by Oracle) and Polycom.

Some of our competitors are also customers of our products and technologies.

Our principal competitors in the residential gateway market are Pirelli Broadband (ADB), Technicolor (previously Thomson), Sagemcom, ZyXEL, Netgear, Bewan (Pace), Huawei, FiberHome and ZTE.

Our principal competitors in the sale of signal processing chips are Broadcom, Octasic and Mindspeed. Other indirect competition is arriving from the integration of VoIP functionality into processors (running VoIP signal processing on generic ARM/MIPS cores), thus decreasing the need for dedicated signal processing chips in the VoIP product. Examples of such manufacturers are Cavium, Texas Instruments and more. Our principal competitors in the communications board market are Dialogic, Sangoma and PIKA Technologies.

Our principal competitors in the area of IP Phones are comprised of “best-of-breed” IP phone vendors and end-to-end IP telephony vendors. “Best of breed” IP phone vendors sell standard-based SIP phones that can be integrated into any standards-based IP-PBX or hosted IP telephony system. These competitors include Polycom, HP, Yealink and SNOM. End-to-end IP telephony vendors sell IP phones that only work in their proprietary systems. These competitors include Cisco, Avaya, Alcatel-Lucent, Siemens, Aastra, NEC and more.

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

Our customers expect us to maintain an inventory of products available for purchase off the shelf subsequent to the initial sales cycle for these products. This may require us to incur the costs of manufacturing inventory without having a purchase order for the products. The VoIP industry is subject to rapid technological change and volatile customer demands, which result in a short product commercial life before a product becomes obsolete. If we are unable to sell products that are produced to hold in inventory, we will need to write-off all or a part of the inventory value of these products. Write-offs could adversely affect our operating results and financial condition. We wrote off inventory in an aggregate amount of $644,000 in 2011, $2.3 million in 2012 and $1.7 million in 2013. We have incurred write-offs as a result of slow moving items, excess inventories, discontinued products and products with market prices lower than cost.

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

Our products are technologically complex and are typically intended for use in applications that may be critical to the business of our customers. Prospective customers generally must make a significant commitment of resources to test and evaluate our products and to integrate them into larger systems .. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new communications equipment. The sales cycles of our products to new customers are approximately six to twelve months after a design win, depending on the type of customer and complexity of the product. This time period may be further extended because of internal testing, field trials and requests for the addition or customization of features. This delays the time until we realize revenue and results in significant investment of resources in attempting to make sales.

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

We believe that the frequency of third-party intellectual claims is increasing, as patent holders, including entities that are not in our industry and that purchase patents as an investment or to monetize such rights by obtaining royalties, use infringement assertions as a competitive tactic and a source of additional revenue. Any intellectual property claims against us, even if without merit, could cost us a significant amount of money to defend and divert management’s attention away from our business. We may not be able to secure a license for technology that is used in our products and we may face injunctive proceedings that prevent distribution and sale of our products even prior to any dispute being concluded. These proceedings may also have a deterrent effect on purchases by customers, who may be unsure about our ability to continue to supply their requirements. We may be forced to repurchase our products and compensate customers that have purchased such infringing products. We may be forced to redesign the product so that it becomes non-infringing, which may have an adverse impact on the results of our operations.

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

There are a number of companies besides us that hold patents for various aspects of the technology incorporated in our industry’s standards and our products. We expect that patent enforcement will be given high priority by companies seeking to gain competitive advantages or additional revenues. We have been sued a number of times in recent years for alleged patent infringement. The holders of patents may take the position that we are required to obtain a license from them. We cannot be certain that we would be able to negotiate a license agreement at an acceptable price or at all. Our results of operations could be adversely affected by the payment of any additional licensing costs or if we are prevented from manufacturing or selling a product.

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

A significant portion of our revenues is generated outside of the Americas and Israel. We intend to continue to expand our operations internationally and, as a result, our results of operations could suffer if we are unable to manage our international operations effectively.

Revenues generated outside of the Americas and Israel represented approximately 37% of our revenues in 2011, 42% of our revenues in 2012 and 42% of our revenues in 2013. Part of our strategy is to expand our penetration in existing foreign markets and to enter new foreign markets. Our ability to penetrate some international markets may be limited due to different technical standards, protocols or product requirements in different markets. Expansion of our international business will require significant management attention and financial resources. Our international sales and operations are subject to numerous risks inherent in international business activities, including:

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

Although we have operations throughout the world, the majority of our revenues and our operating costs in 2013 were denominated in, or linked to, the U.S. dollar. Accordingly, we consider the U.S. dollar to be our functional currency. However, a significant portion of our operating costs in 2013 were incurred in New Israeli Shekels (NIS). During 2013, the NIS appreciated against the U.S. dollar, which resulted in an increase in the U.S. dollar cost of our operations in Israel. As a result of this differential, from time to time we may experience increases in the costs of our operations outside the United States, as expressed in U.S. dollars. If there is a significant increase in our expenses, we may be required to increase the prices of our products and may be less competitive. Currently, our international sales are denominated primarily in U.S. dollars. Therefore, any devaluation in the local currencies of our customers relative to the U.S. dollar could cause customers to decrease or cancel orders or default on payment.

Our sales to European customers denominated in Euros are increasing. Sales denominated in Euros could make our revenues subject to fluctuation in the Euro/U.S. dollar exchange rate. If the U.S. dollar appreciates against the Euro, we may be required to increase the prices of our products that are denominated in Euros. In 2013, the U.S. dollar depreciated against the Euro, which resulted in a decrease in the prices of our products that are denominated in Euros. If the U.S. dollar appreciates against the Euro, we may be required to increase the prices of our products that are denominated in Euros.

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

Because our products are complex and our market is evolving, the success of our business depends in large part upon the continuing contributions of our management and key personnel. Specifically, we rely heavily on the services of Shabtai Adlersberg, our Chief Executive Officer and President, and Lior Aldema, our Chief Operating Officer and Head of Global Sales. If our Chief Executive Officer or our Chief Operating Officer are unable or unwilling to continue with us, our results of operations could be materially and adversely affected. We do not carry key person insurance for our key personnel.

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

Because we operate in several countries, we are subject to taxation in multiple jurisdictions. We are required to report to and are subject to local tax authorities in the countries in which we operate. In addition, our income that is derived from sales to customers in one country might also be subject to taxation in other countries. We cannot be sure of the amount of tax we may become obligated to pay in the countries in which we operate. The tax authorities in the countries in which we operate may not agree with our tax position. Our tax benefits from carry forward losses and other tax planning benefits such as Israeli approved enterprise programs, may prove to be insufficient due to Israeli tax limitations, or may prove to be insufficient to offset tax liabilities from foreign tax authorities. Foreign tax authorities may also use our gross profit or our revenues in each territory as the basis for determining our income tax, and our operating expenses might not be considered for related tax calculations, which could adversely affect our results of operations.

Risks Related to Operations in Israel

Conditions in Israel affect our operations and may limit our ability to produce and sell our products and instability in the Middle East may adversely affect us.

We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. There has been an increase in unrest and terrorist activity in Israel, which has continued with varying levels of severity for many years through the current period of time. This has led to ongoing hostilities between Israel, the Palestinian Authority, other groups in the West Bank and Gaza Strip, and the northern border of Lebanon, such as the hostilities along Israel's border with the Gaza Strip and the missiles fired from the Gaza Strip into Israel in 2012 and 2013. The future effect of this violence on the Israeli economy and our operations is unclear. The Israeli-Palestinian conflict may also lead to political instability between Israel and its neighboring countries. Ongoing violence between Israel and the Palestinians, as well as tension between Israel and the neighboring countries, may have a material adverse effect on our business, financial conditions and results of operations.

Recent political events in various countries in the Middle East, such as Syria, Iran and Egypt, have weakened the stability of those countries. This instability may lead to deterioration of the geo-political conditions in the Middle East. In addition, this instability may affect the global economy and marketplace through changes in oil and gas prices. Our headquarters and research and development facilities are located in the State of Israel. Any events that affect the State of Israel may impact us in unpredictable ways. We have contingent plans for alternative manufacturing and supply sources, but these plans may be insufficient. Should our operations be impacted in a significant way, this may adversely affect the results of our operations.

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

A number of countries and organizations continue to restrict or ban business with Israel or Israeli companies or companies doing business with Israel or Israeli companies, which may limit our ability to make sales in those countries. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our ability to sell our products.

We are adversely affected by the devaluation of the U.S. dollar against the New Israeli Shekel and could be adversely affected by the rate of inflation in Israel.

We generate most of our revenues in U.S. dollars and, in 2013, a significant portion of our expenses, primarily salaries, related personnel expenses and the leases of our buildings in Israel, were incurred in NIS. We anticipate that a significant portion of our expenses will continue to be denominated in NIS.

Our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS. During 2010, 2012 and 2013, the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our operations in Israel. During 2011, the NIS depreciated against the U.S. dollar, which resulted in a decrease in the U.S. dollar cost of our operations in Israel. To the extent the U.S. dollar weakens against the NIS, we could experience an increase in the cost of our operations, which are measured in U.S. dollars in our financial statements, which could adversely affect our results of operations. In addition, in periods in which the U.S. dollar appreciates against the NIS, we bear the risk that the rate of inflation in Israel will exceed the rate of such devaluation of the NIS in relation to the U.S. dollar or that the timing of such devaluations were to lag considerably behind inflation, which will increase our costs as expressed in U.S. dollars.

The decrease in value of the U.S. dollar in relation to the NIS has and may continue to have the effect of increasing the cost in U.S. dollars of these expenses. Our U.S. dollar-measured results of operations were adversely affected in 2010, 2012 and 2013. This could happen again if the U.S. dollar were to decrease in value against the NIS.

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

Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, exchange rate fluctuations have an impact on our profitability and period-to-period comparisons of our results of operations. In 2013, the value of the U.S. dollar decreased in relation to the NIS by 7.0% and the inflation rate in Israel was 1.9%. In 2012, the value of the U.S. dollar decreased in relation to the NIS by 2.3% and the inflation rate in Israel was 1.4%. In 2011, the value of the U.S. dollar increased in relation to the NIS by 7.7%, and the inflation rate in Israel was 2.2%. Our results of operations may be adversely affected in case of a decrease in the value of the U.S. dollar to the NIS.

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

In order to be eligible for tax benefits under the Investment Law, our Approved Enterprise and Privileged Enterprises must comply with various conditions set forth in the Investment Law and the criteria set forth in the applicable certificate of approval for the Approved Enterprise, as well as periodic reporting obligations. If we fail to meet these requirements, we would be subject to corporate tax in Israel at the regular statutory rate. Additionally, some of these programs and the related tax benefits are available to us for a limited number of years, and these benefits expire from time to time. We could also be required to refund tax benefits, with interest and adjustments for inflation based on the Israeli consumer price index. See Note 15 to our Consolidated Financial Statements for additional information with respect to tax benefits under the Investment Law.

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

In connection with research and development grants we received from the Office of the Chief Scientist of the Israeli Ministry of Economy, or the OCS, we must pay royalties to the OCS on the revenue derived from the sale of products, technologies and services developed with the grants from the OCS. The terms of the OCS grants and the law pursuant to which grants are made restrict our ability to manufacture products or transfer technologies outside of Israel if OCS grants funded the development of the products or technology, without special approvals from the OCS. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with OCS funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay the OCS. These restrictions may limit our ability to enter into agreements for such transactions without OCS approval. We cannot be certain that any approval of the OCS will be obtained on terms that are acceptable to us, or at all.

In order to meet specified conditions in connection with the grants and programs of the OCS, we have made representations to the Government of Israel concerning our Israeli operations. If we fail to meet the conditions related to the grants, including the maintenance of a material presence in Israel, or if there is any material deviation from the representations made by us to the Israeli government, we could be required to refund the grants previously received (together with an adjustment based on the Israeli consumer price index and an interest factor) and would likely be ineligible to receive OCS grants in the future and, in certain cases, may be subject to criminal charges. In addition, manufacturing products outside the State of Israel (as we currently do) increases the rates of royalties to be paid to the OCS. Any inability to receive these grants would result in an increase in our research and development expenses.

In 2013, we recognized a royalty-bearing grant of $2.8 million from the Government of Israel, through the OCS, for the financing of a portion of our research and development expenditures in Israel. The OCS budget has been subject to reductions, which may affect the availability of funds for these prospective grants and other grants in the future. As a result, we cannot be certain that we will continue to receive grants at the same rate, or at all. In addition, the terms of any future OCS grants may be less favorable than our past grant. As of December 31, 2013, we have a contingent obligation to pay royalties in the amount of approximately $34.0 million.

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

Israeli law and provisions in our articles of association may delay, prevent or make difficult a merger with or an acquisition of us, which could prevent a change of control and therefore depress the price of our shares.

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

The rights and responsibilities of our shareholders are governed by Israeli law which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in United States corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at a general meeting of shareholders on certain matters, such as an amendment to a company’s articles of association, an increase of a company’s authorized share capital, a merger of a company and approval of related party transactions that require shareholder approval. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of an office holder in a company or has another power with respect to a company, has a duty to act in fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. Some of the parameters and implications of the provisions that govern shareholder behavior have not been clearly determined. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of United States corporations.

Risks Relating to the Ownership of our Ordinary Shares

The price of our ordinary shares may fluctuate significantly.

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Between January 1, 2009 and March 20, 2014, our share price has fluctuated from a low of $0.92 to a high of $9.12. The following factors may cause significant fluctuations in the market price of our ordinary shares:

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

Based on the composition of our gross income, the composition and value of our gross assets and the amounts of our liabilities during each of 2004, 2005, 2006, 2007, 2008, 2009, 2010, 2011, 2012 and 2013, we do not believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes during any of such tax years. It is likely, however, that we were a PFIC in each of 2001, 2002 and 2003. There can be no assurance that we will not become a PFIC in any future tax year in which, for example, the value of our assets, as measured by the public market valuation of our ordinary shares, declines in relation to the value of our passive assets (generally, cash, cash equivalents and marketable securities). If we are a PFIC for any tax year, U.S. shareholders who own our ordinary shares during such year may be subject to increased U.S. federal income tax liabilities and reporting requirements for such year and succeeding years, even if we cease to be a PFIC in such succeeding years. A U.S. holder of our ordinary shares will be required to file an information return containing certain information required by the U.S. Internal Revenue Service for each year in which we are treated as a PFIC with respect to such holder.

We urge U.S. holders of our ordinary shares to carefully review Item 10E. – “Taxation - U.S. Federal Income Tax Considerations” in this Annual Report and to consult their own tax advisors with respect to the U.S. federal income tax risks related to owning and disposing of our ordinary shares and the consequences of PFIC status.

We are subject to ongoing costs and risks associated with complying with extensive corporate governance and disclosure requirements.

As a foreign private issuer subject to U.S. federal securities laws, we spend a significant amount of management time and resources to comply with laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, United States Securities and Exchange Commission (“SEC”) regulations and NASDAQ rules. Section 404 of the Sarbanes-Oxley Act requires management’s annual review and evaluation of our internal control over financial reporting and attestations of the effectiveness of these controls by our management and by our independent registered public accounting firm. There is no guarantee that these efforts will result in management assurance or an attestation by our independent registered public accounting firm that our internal control over financial reporting is adequate in future periods. In connection with our compliance with Section 404 and the other applicable provisions of the Sarbanes-Oxley Act, our management and other personnel devote a substantial amount of time, and may need to hire additional accounting and financial staff, to assure that we comply with these requirements. The additional management attention and costs relating to compliance with the Sarbanes-Oxley Act, the Dodd-Frank Act and other corporate governance requirements could materially and adversely affect our financial results.

The new conflict minerals disclosure rules in the United States are complex and compliance with the rules could be difficult.

We are subject to recently adopted SEC disclosure obligations relating to our use of so-called “conflict minerals”-columbite-tantalite, cassiterite (tin), wolframite (tungsten) and gold. These minerals are present in a significant number of our products. The disclosure obligations are complex, and there is little formal guidance with respect to their application. Under the rules as adopted, the first reports under these disclosure obligations are due to be filed with the SEC no later than May 2014 with respect to our activities during 2013, unless a current legal challenge to the validity of these rules is upheld.

Although we expect to be able to file the required report on time if required to do so, the preparation of our report is dependent upon the implementation of new systems and processes and information supplied by our suppliers of products that contain, or potentially contain, conflict minerals. To the extent that the information that we receive from our suppliers is inaccurate or inadequate or our processes in obtaining that information do not fulfill the SEC's requirements, we could face both reputational and SEC enforcement risks. In addition, our efforts to comply with the disclosure rules and to otherwise implement conflict-free sourcing policies could result in changes to our supply chain that could disrupt existing supply sources or cause more uncertainty with respect to our supply chain.

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

Major Developments since January 1, 2013

In March 2014, we sold in a public offering 4,025,000 of our ordinary shares, including 525,000 shares sold pursuant to the exercise in full of an over-allotment option granted to the underwriters, at a purchase price of $8.00 per share. We realized from this offering net proceeds of approximately $29.7 million, after deducting underwriting commissions and other estimated offering expenses.

MailVision Ltd. is an Israeli company which develops, markets and licenses VoIP solutions for mobile, PC, web and tablet devices for telecom operators and service providers. We resell and market MailVision’s products and services. Since 2006, we have extended loans and convertible loans to MailVision in the aggregate principal amount of $2,306,000, including loans in the principal amount of $211,000 in 2011, $183,000 in 2012 and $1,242,000 in 2013. These loans bear interest at the rate of LIBOR plus 0.5%-5% per annum and are convertible into shares of MailVision. In November 2010, June 2011 and May 2013, an aggregate of $935,000 in principal amount of these loans was converted by us into shares of MailVision. As of December 31, 2012, we owned 26.4% of the outstanding share capital of MailVision, or 24.1% of the share capital of this company on a diluted basis, compared to owning 26.6% of the outstanding share capital as of December 31, 2011, or 24.8% of the share capital of MailVision on a diluted basis. As of December 31, 2012, there was $398,000 in principal amount of these loans outstanding.

In May 2013, we acquired certain assets of MailVision Ltd., for the following consideration: (i) $233,000 to be payable 12 months following the closing date, and (ii) an additional earn out payment subject to the achievement of a certain level of net revenues from the sale of MailVision’s products. The purchase price can be made, at our discretion, in either cash or our ordinary shares. As additional consideration for the transaction, we waived repayment of any outstanding loans made by us to MailVision and assumed specified liabilities of MailVision in the aggregate amount of approximately $2.4 million. Under certain limited circumstances, if we were to sell the acquired assets and assumed liabilities of MailVision to a third party during a period of 12 months following the closing date (“Option Period”), the proceeds in excess of a specified amount would be payable to the sellers. In addition, if the purchase price offered by a third party during the Option Period exceeds a specified amount, subject to a number of conditions, we would be required to sell the acquired assets and assumed liabilities. If this were to occur, we would not be required to pay the earn out amounts. We have no current intention to sell our MailVision business and believe that, even if a sale were to occur during the Option Period, none of the proceeds would be required to be paid to the sellers.

Since January 1, 2013, AudioCodes has invested in the following key product lines and solutions to address the following market segments:

•	One Voice for Enterprise Mobility: We expanded our One Voice offering with a new cloud-based enterprise mobility solution suite for business customers. This solution includes mobile clients coupled with a delivery platform for secure connectivity, management and monitoring and enables service providers to offer their business customers mobile communications services over data networks while reducing the total cost of ownership. The first applications in the Enterprise Mobility solution suite include MobilityPlus Business Edition (BE) and VocaNOM. MobilityPlus BE is based on home-grown technologies, which include a proven Voice Engine and connectivity to social networks and over public cloud architecture. This application leverages the MobilityPlus Consumer Edition (CE) , formerly known as VMAS. The MobilityPlus BE enables employees of a customer to communicate with their colleagues seamlessly from their smartphone devices by initiating VoIP calls over Wi-Fi and cellular data networks. Connecting with the enterprise’s PBX or IP-PBX, the application allows enterprises to reduce their cellular communications charges and streamline mobile collaboration between their employees through features such as advanced dialing, smart contacts, enhanced presence, instant messaging and one-number reach. MobilityPlus BE supports high-definition voice quality and leverages AudioCodes session border controller products and core voice engine technologies to provide end-to-end HD VoIP. Deployed as an add-on to the existing IP-PBX or PBXs of a business customer, the solution reduces the need for costly replacement of equipment. VocaNOM, a speech-enabled directory search and dial solution, allows mobile or office callers to state the name of the person or department they wish to call and can automatically be transferred to the requested party, thus, relieving the hassle of searching for phone numbers or waiting to speak to an operator. VocaNOM leverages our voice recognition technology.

•	Extended Connectivity, Survivability and Applications for Microsoft Lync Deployments: An additional extension of our product range specifically designed for the Microsoft Lync unified communications environment includes the Mediant 800-N survivable branch appliance (SBA) for very small sites (up to 30 seats), and the Mediant 9000 SBC, which supports very large enterprise customers that need high capacity, highly available session border controllers for centralized SIP Trunk connectivity and Office365D, the Microsoft dedicated hosted solution for large corporations. Mediant 9000 is based on our software session border controller (SBC), supporting up to 16,000 concurrent sessions, running on a standard Intel-based server. Both the Mediant 9000 and the Mediant software SBC (server or virtualized editions) are certified for Microsoft Lync 2010 and 2013. Our Lync applications suite is now enhanced with fax2mail and mail2fax thus enabling fax conversion and distribution within Lync deployments. It can be integrated into the AudioCodes SBA for branch solutions or deployed at the headquarters. We also announced IVR/AA for Lyc, a speech recognition enabled auto attendant solution for Lync environments, integrated with the corporate users’ directory (ActiveDirectory) and supporting advanced call distribution capabilities such as group calling, hunt group and interactive voice response with localization and multi-language support. These products and applications are intended to further extend our value proposition to our growing network of Microsoft voice specialized partners (VSPs) with whom we work closely.

•	Extended Connectivity and Survivability for Hosted Services: In 2013 we enhanced our SBC and Multi Service Business Router (MSBR) portfolio specifically to enable them to serve as demarcation devices for hosted services deployments. This was designed to address the needs of service providers’ to provide secure, high voice quality, uninterrupted business communications, in case of loss of data connection to the cloud and smooth migration from on-premise to hosted unified communications services. In 2013, we also launched the AudioCodes’ Cloud Resilience Package (CRP) solution which enhances cloud-based or hosted communications environments by ensuring survivability, high voice quality and security at cloud service customer premises. CRP is available as a software option for AudioCodes field-proven CPE media gateway and MSBR hardware platforms. Our offering for hosted services was further enhanced in 2013 for Broadsoft Hosted Services environments, with local survivability supporting advanced user features and embedded PacketSmart agent for integration with the BroadSoft Quality of Experience solution.

•	Software Enterprise Session Border Controller: In March, 2012, we announced the launch of our Software Enterprise Session Border Controller (SBC), a software only member of our SBC product family. Enterprises deploying the software SBC benefit from connectivity to SIP trunking services, high VoIP quality and network security. As a software only solution, the Software SBC smoothly integrates into data center environments, and addresses the needs for scalability and connectivity of unified communications and contact center deployments. In 2012, we also announced the virtualized version of the Mediant Software SBC which allows end customers the flexibility of running the SBC on their virtualized server environment. In 2013 we announced our Software SBC strategy for use in the cloud, data centers and hosted services environments, with plans for capacity increase and software based media processing. Our Software SBC can support 16,000 concurrent sessions and 12,000 encrypted sessions, addressing the scale and availability needs of the biggest enterprises, while at the same time our virtualized SBC integrates smoothly with virtualized environments and provides cost-effective low to medium SBC capacities. Our Software and hardware SBCs share the same code base, thereby providing feature parity and same configuration methodologies and interfaces, saving on operational costs.

•	Session Experience Manager (SEM): In 2013, we increased the scale of our SEM to monitor thousands of devices and added multi-tenancy support, addressing large enterprise and service provider deployments.

•	IP Phones for Microsoft Lync and Contact Centers: To further open up opportunities at Microsoft Lync and contact center deployments, we launched the HD4XX family of IP Phones, featuring updated design and improved voice quality. These phones support interoperability with Microsoft Lync and provide advanced security, resiliency and login capabilities for the Contact Center space. Our HD4XX IP Phones offer multiple hardware configurations and capabilities at a competitive price. In 2013, we achieved formal qualification for the HD4XX IP Phones in Genesys contact center solution, as well as for Microdoft Lync 2013 and Microsoft Lync 2010.

•	Mediant 9000 Session Border Controller (SBC): In January 2014, we launched a high capacity scalable SBC product intended for very large enterprise deployments, as well as hosted and access environments, of up to 16,000 concurrent sessions, supporting enhanced security, interoperability and advanced monitoring of voice quality. This new SBC meets the connectivity, security and reliability needs of large-scale unified communications solutions and IP contact center deployments, as hosted, managed or owned services. The Mediant 9000 SBC is also available as a software-only version for deployment on Common-Off-The-Shelf (COTS) platforms or within fully virtualized environments.

•	Multi-Service-Business-Routers: We have added two new products to our Multi-Service-Business-Routers portfolio to cost effectively address different business sizes and deployment scenarios. The Mediant500L addresses the pure hosted and cloud deployments, while the Mediant850B targets the larger SIP trunk installations. Both provide a wide choice of broadband WAN interfaces featuring sustained high capacity routing performance and support optional WiFi integration and enhanced data resiliency with WAN backup. The Mediant MSBR includes integrated SBC for secure and interoperable IP-PBX to SoftSwitch SIP trunking and advanced VoIP resiliency for cloud installations.

•	Remote Monitoring Services. During 2013, we introduced a remote monitoring service that allows our customers to monitor mission critical devices using our monitoring infrastructure. Our monitoring infrastructure is based on proprietary AudioCodes technology and allows our customers to receive detailed feedback on device performance.

•	Professional Services. We continue to place increasing focus on professional services to support today’s complex multi-service networks. In 2013, we launched a professional services program “The Voice Experts @ Your Service” to enhance our professional services offering to our partners. AudioCodes has a comprehensive professional services program intended to provide responsive, preventive, and consultative support of AudioCodes networking products. AudioCodes professional services support networking devices, applications and infrastructures, allowing large organizations and service providers to realize the potential of a high-performance multi-service network. The foundation for AudioCodes professional services is a network life-cycle model based on the four basic phases of planning, design, implementation and optimization . The result is a specially designed portfolio of complementary and synergistic service components.

•	One Voice Operations Centre. Our One Voice operations center offers management applications for large scale cloud or premise-based unified communications deployments. It monitors, manages and operates AudioCodes’ session border controllers (SBC), media gateways, Microsoft survivable branch appliances (SBA), multi-service business routers (MSBR) and IP phones.

Principal Capital Expenditures

We have made and expect to continue to make capital expenditures in connection with expansion of our production capacity. The table below sets forth our principal capital expenditures incurred for the periods indicated (amounts in thousands):

		Year Ended December 31
	2011	2012	2013

Computers and peripheral equipment	$1,420	$1,619	$1,478

Office furniture and equipment	148	353	101

Leasehold improvements	11	34	7

Total	$1,579	$2,006	$1,586

B.	BUSINESS OVERVIEW

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

The need to re-route voice and fax traffic from the traditional circuit-switched networks onto packet networks has led to the development of interface equipment between the two networks, generally referred to as media gateways. The processing of voice and fax signals in gateway and access equipment is done according to industry-wide standards. These standards are needed to ensure that all traditional telephony traffic is seamlessly switched and routed over the packet network and vice versa. The industry migration into a network that is utilizing IP end-to-end has also created a need for a new functionality to mediate between different VoIP networks. This includes protocol translation as well as security services, business continuity and voice quality enforcement and is provided by stand-alone SBCs as well as Enterprise SBC (E-SBC) functionality integrated into the gateway.

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

The integration of voice and data communications makes possible an enrichment of services and an entire range of new, value-added applications, such as unified communications and voice-enabled web sites. In addition, voice traffic over packet networks is usually compressed to provide a further reduction in the use of or demand for bandwidth. Another recent trend in the VoIP environment, referred to as High Definition VoIP, or HD VoIP, enables the improvement of voice quality. The adoption of both VoIP technology and broadband networks has enabled the development and deployment of high-quality voice coding algorithms that make communication more efficient, effective and natural. HD VoIP allows carriers to differentiate their services with an improved audio experience, with the goal of creating customer loyalty and affinity. It also enables enterprises to provide better, clearer voice services for their employees, which we believe makes them more productive and makes it easier to work across different cultures and accents.

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

Moving into the VoIP world, enterprise and service providers have started to use phone devices that inherently produce packets instead of legacy voice, called IP phones. The IP phone is an advanced telephone that connects into the network using VoIP over Ethernet instead of using analog TDM interfaces. Most enterprise telephony systems sold today use IP phones, as well as service providers managed services such as IP Centrex.

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

Industry Background

Market Trends

The networking and telecommunications industries have experienced rapid change over the last few years. The primary factors driving this change include the following:

•	New technologies. The increase of speed and the proliferation of broadband access technologies alongside related technologies, such as new high definition voice compression algorithms, quality of service mechanisms and security and encryption algorithms and protocols, have enabled delivery of voice over packet to residential and enterprise customers with more reliability, higher quality and greater security. Examples of these broadband access technologies include: third generation cellular, WiMax, LTE, WiFi, data over cable, digital subscriber line technologies and fiber networks (FTTx). Packet technologies enable delivery of real time and non-real time services by different service providers that do not necessarily own the access network or the part of the network through which the subscriber accesses the network. This allows for the growth of alternative or virtual service providers that do not own an access network.

•	Competition by alternative service providers with incumbent and traditional service providers. Competition by alternative service providers is causing incumbents to deploy advanced broadband access technologies and increase their competitiveness by offering bundled services to their subscribers, such as voice, video and data, and online gaming. In addition, the emergence of wide band vocoders that use a higher sampling rate than used in legacy time domain multiplexing, or TDM, networks allows service providers to offer higher quality voice and music over their newly established IP network.

•	Increasing need for peering between VoIP networks. Service providers and enterprises are increasingly building out VoIP networks. As a result, there is an increasing need to connect between two VoIP networks. In order to interconnect between two VoIP networks, service providers and enterprises need session border controllers to provide connectivity and security.

•	Increased use of open source codes for enterprise telephony. Similar to the trend experienced with respect to Linux in the IT world, open source has started to gain momentum in the VoIP space as well. Open source based IP telephony solutions, led by Asterisk, a well-known IP-PBX implementation, has been penetrating the enterprise space as a low cost alternative to the proprietary IP-PBX solutions from the large vendors. The adoption of open source IP telephony solutions is gaining momentum mainly in the SMB/SME space, as well as with service providers and developers that add their own code on top of the open source basic code to enable special services and features.

•	Unified communications in the enterprise. With the move to VoIP and the network integration between voice and data based on Ethernet and IP, enterprises can easily move into a unified communications network. Unified communications networks integrate all means of communications into a single experience, providing on line (voice, data, instant messaging) and off line (voice mail, email and fax) integration into the same device. The devices can be PCs, desktop phones or mobile smartphones and tablets.

•	Mobility. Mobile smartphones have become popular among business professionals as well as the general public. Smartphones, running advanced operating systems such as Symbian, Windows phone, Android and iOS, include high CPU power, large storage space, integrated WiFi and cellular data, as well as the ability to run high performance multimedia applications. Mobile VoIP is one of these applications, allowing cost-effective roaming for a service provider’s customers and enterprise mobility services.

•	Cloud Computing. The emergence of cloud computing services also affects the communications world. Leading unified communication vendors offer their hosted services on the cloud as an alternative to enterprise owned systems. This includes solutions such as Microsoft Office 365, IP Centrex services by telecom providers and quality of experience monitoring solutions such as Broadsoft PacketSmart.Software and Network Function Virtualization (NFV). The significance of software only products for the telecommunications market is increasing as operators and enterprises are seeking to move away from dedicated hardware platforms onto common generic computing platforms that are enabling data centers. NFV aims to leverage standard IT virtualization technology to consolidate many network equipment types (including SBC’s) onto industry standard high volume servers, switches and storage, which could be located in datacenters, network nodes and on end user premises. There are a number of challenges that NFV needs to address, including performance, scale, resilience, management and automation. These and other technical challenges are being addressed in a network operator-led Industry Specification Group (ISG) under the auspices of ETSI, an industry standards setting body.

•

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

We believe that the following strengths have enabled us to develop our products and provide services to our customers:

•	Leadership in voice compression technology. We are a leader in voice compression technology. Voice compression exploits redundancies within a voice signal to reduce the bit rate of data required to digitally represent the voice signal while still maintaining acceptable voice quality. Our key development personnel have significant experience in developing voice compression technology. We were involved in the development of the ITU G.723.1 voice coding standard that was adopted by the VoIP Forum and the International Telecommunications Union as the recommended standard for use in voice over IP gateways. We implement industry voice compression standards and work directly with our customers to design state-of-the-art proprietary voice compression algorithms that satisfy specific network requirements. We believe that our significant knowledge of the basic technology permits us to optimize its key elements and positions us to address further technological advances in the industry. We also believe that our technological expertise has resulted in us being sought out by leading equipment manufacturers to work with them in designing their systems and provision of solutions to their customers.

•	Digital signal processing design expertise. Our extensive experience and expertise in designing advanced digital signal processing algorithms enables us to implement them efficiently in real time systems. Digital signal algorithms are computerized methods used to extract information out of signals. In designing our signal processors, we use minimal digital signal processing memory and processing power resources. This allows us to develop higher density solutions than our competitors. Our expertise is comprehensive and extends to all of the functions required to perform voice compression, fax and modem transmission over packet networks and telephone signaling processing.

•	Compressed voice communications systems design expertise. We have the expertise to design and develop the various building blocks and the products required for complete voice over packet systems. In building these systems, we develop hardware architectures, voice packetization software and signaling software, and integrate them with our signal processors to develop a complete, high performance compressed voice communications system. We assist our customers in integrating our signal processors into their hardware and software systems to ensure high voice quality, high completion rate of fax and data transmissions and telephone signaling processing accuracy. Further, we are able to customize our off-the-shelf products to meet our customers’ specific needs, thereby providing them with a complete, integrated solution.

•	Real time embedded software design and implementation expertise. We have the expertise to design and develop voice and data network elements using embedded real time software to achieve more competitive pricing. The development and integration of VoIP signaling protocols, routing protocols, management and provisioning into a more cost-effective solution uses our expertise and investment in research and development resources. We believe that the benefits we can deliver are better price performance, smaller footprint, reduced power consumption and more attractive products.

•	Media gateway and session border control protocols design expertise. We have extensive experience in developing media gateway and session border control standard protocols and keep ourselves up to date with new requests for comments. As a result, we are able to adjust our features according to customer requirements. In addition, interoperability testing allows us to provide our customers with a single gateway or session border control platform that can interface with most of the leading PBX, IP-PBX and unified communications solution providers and provide seamless connectivity to SIP trunk services.

•	Close technology relationships with market leaders. Our continuing efforts with respect to testing and certifying our systems for compatibility with other vendors’ complimentary solutions, positions us as a provider of VoIP products that can interoperate with most of the world’s leading VoIP products. It also helps to create for us an extensive feature list that can be used by different customers for their own networks and solutions.

•	Deep understanding of VoIP security. Based on long-standing market experience with deploying AudioCodes products at enterprise networks, we have developed a detailed understanding of the VoIP security requirements of enterprises including admission control, denial of service, throttling and traversal aspects. This understanding and knowledge helps us reach integration with our communications protocols implementation creating an effective VoIP security solution.

•	VoIP professional services. Based on our extensive expertise in VoIP network and technology we offer services intended to enhance customer’s VoIP network capabilities, by offering network assessment services and other professional services.

We believe that our products possess the following advantages:

•	Voice over Packet signal processors. Our multi-channel signal processors enable our customers and us to create products that meet the reliability, capacity, size, power consumption and cost requirements needed for building high capacity VoIP products.

•	Multiple and comprehensive product lines. We address both the standards-based open telecommunications architecture market and the proprietary system market. We can do this because we enable our customers to use multiple applications in different market segments. For example, our VoIP communications boards target the open telecommunications architecture market, while our signal processors, modules and voice packetization software target the proprietary system market. Our analog and digital media gateways and multi-service business gateways target residential, hosted, access, trunking and enterprise applications and our session border controllers target unified communication, SIP trunking, IP centrex and contact center networks. Our IP phones and VoIP mobile clients target the enterprise and service provider hosted solutions markets.

•	Extensive feature set. Our products incorporate an extensive set of signal processing functions and features (such as coders, fax processing and echo cancellation), functionalities (such as session initiation protocol, or SIP, H.248, or Megaco, and media gateway control protocol, or MGCP) and implement a complete system. We offer the ability to manage multiple channels of communications working independently of each other, with each channel capable of performing all of the functions required for voice compression, fax and modem transmission, telephone signaling processing and other functions. These functions include voice, fax or data detection, echo cancellation, telephone tone signal detection, generation and other telephony signaling processing. Our gateway products, media server and multi-service business gateways also offer wireless/mobile features to enable fixed mobile convergence.

•	Cost-effective solutions. We are able to address different market segments and applications with the same hardware platforms thus providing our customers with efficient and cost-effective solutions.

•	Open architecture. Our networking products utilize industry standard control protocols that enable them to interoperate with other vendors and easily integrate into enterprise IP telephony systems as well as carrier networks. Our voice over packet communications boards target the open architecture gateway market segment, which enables our customers to use hardware and software products widely available for standards-based open telecommunications platforms. We believe that this provides our customers the benefits of scalability, upgradeability and enhanced functionality without the need to replace their systems for evolving applications.

•	Various entry level products. Our wide product range (chips to media gateways, multi-service business gateway, IP phones and media servers) provides our customers with a range of entry level products. We believe that these building blocks enable our customers to significantly shorten their time to market by adding their value added solution.

•	VoIPerfect architecture. Our VoIPerfect architecture serves as the underlying technology platform common to all of our products since 1998. VoIPerfectTM is regularly updated and upgraded with features and functionalities required to comply with evolving standards and protocols. VoIPerfectTM architecture comprises VoIP digital signal processing, or DSP, software and media streaming embedded software, integrated public telephone switched network, or PTSN, signaling protocols and VoIP standard control protocols, VoIP security mechanisms, provisioning and management engines. Additional features enable carrier-grade quality and high availability. VoIPerfectTM architecture components are available in AudioCodes’ products at various levels of integration, from the chip level, through blades, to high-availability and non-high-availability analog and digital gateway and session border controller platforms.

Business Strategy

AudioCodes’ vision is to become a leading strategic supplier of VoIP and converged VoIP and data solutions for service providers and enterprises worldwide. The following are key elements of our strategy:

•	Maintain and extend technological leadership. We intend to capitalize on our expertise in voice compression technology and voice signaling protocols and proficiency in designing voice communications systems. We continually upgrade our product lines with additional functionalities, interfaces and densities. We have invested heavily and are committed to continued investment in developing technologies that are key to providing high performance voice, data and fax transmission over packet networks and to be at the forefront of technological evolution in our industry.

•	Strengthen and expand strategic relationships with key partners and customers. We sell our products to leading enterprise channels, regional system integrators, global equipment manufacturers and value-added resellers, or VARs, in the telecommunications and networking industries and establish and maintain long-term working relationships with them. We work closely with our customers to engineer products and subsystems that meet each customer’s particular needs. The long development cycles usually required to build equipment incorporating our products frequently results in close working relationships with our customers. By focusing on leading equipment manufacturers with large volume potential, we believe that we reach a substantial segment of our potential customer base while minimizing the cost and complexity of our marketing efforts.

•	Expand and enhance the development of highly-integrated products. We plan to continue designing, developing and introducing new product lines and product features that address the increasingly sophisticated needs of our customers. We believe that our knowledge of core technologies and system design expertise enable us to offer better solutions that are more complete and contain more features than competitive alternatives. We believe that the best opportunities for our growth and profitability will come from offering a broad range of highly-integrated network product lines and product features, the integration of data services into our VoIP products, and the expansion into the unified communications and contact center markets.

•	Build upon existing technologies to penetrate new markets. The technology we developed originally for the OEM market has served us in building products that now sell into the service provider and enterprise markets. The same products and technology can also be used to create application-specific products and solutions. Key segments that we focus on are unified communications, contact centers, SIP trunking and hosted services markets that have been adopting VoIP solutions.

•	Work close to market and customers. Our partners and customers are distributed around the world, and part of our ability to serve them is by being close by. For this reason, we are investing in building local operations in key countries and regions, including sales, marketing and support resources to closely serve our partners and customers.

•	Develop a network of strategic partners. We sell our products through or in cooperation with customers that can offer or certify our products as part of a full-service solution to their customers. We expect to further develop our strategic partner relationships with solution providers, system integrators and other service providers in order to increase our customer base. Our strategic partners include companies such as Microsoft, BroadSoft, Avaya, Genesys, Interactive Intelligence and Alcatel-Lucent.

•	Acquire complementary businesses and technologies. We may pursue the acquisition of complementary businesses and technologies or the establishment of joint ventures to broaden our product offerings, enhance the features and functionality of our systems, increase our penetration in targeted markets and expand our marketing and distribution capabilities.

•	Engage enterprise customers in direct sales effort. We are pursuing a strategy of engaging large enterprise customers on a global level, as part of the AudioCodes product fit within leading enterprise solutions, mainly with Microsoft and Genesys. Our ability to engage these enterprises directly enhances our ability to influence procurement decisions. This, in turn, is designed to increase demand, which is expected to allow our business partners to fulfill this demand based on their relationship with AudioCodes.

Products

Our products facilitate the transmission of voice, data and fax over packet networks. We have incorporated our algorithms, technologies and systems design expertise in both our networking and technology product lines.

We typically categorize our revenues from products and services into two main business lines: network and technology. Network products consist of customer premises equipment, or CPE, gateways for the enterprise and service provider (or carrier) markets and of carrier-grade-oriented low- and mid-density media gateways for service providers and ESBCs. Complementing our media gateways and session border gateways as network products are our multi-service business routers (MSBR). IP phones, media servers, mobile VoIP solutions and value added application products. Sales of network products accounted for approximately 62% of our revenues in 2012 and approximately 66% of our revenues in 2013. Network services accounted for approximately 18% of our revenues in 2012 and approximately 18% of our revenues in 2013.

Technology products are enabling in nature and consist of our chips and boards business products. These are sold primarily to original equipment manufacturers, or OEMs, through distribution channels. Our chips and boards serve as building blocks that our customers incorporate in their products. In contrast, our networking products are used by our customers as part of a broader technological solution and are a box level product that interacts directly with other third party products. Sales of technology products accounted for approximately 19% of our products revenues in 2012 and approximately 15% of our products revenues in 2013. Technology services accounted for approximately 1% of our revenues in 2012 and 2013.

Networking products

This line of products includes products that are network level products. Networking products are deployed in enterprise unified communications networks, service providers residential and access networks, trunking applications in carrier networks, and fixed-mobile convergence applications.

•	Our media gateways enable voice, data and fax to be transmitted over Internet and other protocols, and interface with third party equipment to facilitate enhanced voice and data services. We offer analog media gateways for toll bypass, residential gateways, hosted, access and enterprise applications; and digital media gateways with various capacities for wireless, wireline, cable, enterprise, fixed mobile convergence, and unified communications;

•	Our enterprise session border controller (E-SBC) for service providers and enterprise connecting to SIP trunk and hosted services and between unified communications and IP PBX systems. Our E-SBCs provide security, interoperability, local survivability and quality assurance that are required for reliable IP to IP connectivity between enterprise branch offices and main office, between enterprise and SIP trunking or cloud-based applications service providers. E-SBCs also connect between IP-PBXs and unified communication systems from different vendors, and enable remote workers connectivity into the enterprise VoIP network.

•	Our multi-service business routers integrate multiple data, telephony and security services into a single device. Building on our media gateway CPE line, we have added the support of additional functions such as a LAN switch, a data router, a firewall and a session border controller, providing service providers with an integrated demarcation point and the enterprise with an all-in-one solution for its communications needs.

•	Our IP phones include a family of high definition IP phones, suitable for integration with third party IP-PBX platforms for the enterprise IP telephony market, as well as into IP-Centrex service provider solutions.

•	Our One Voice for enterprise mobility. This solution includes mobile clients coupled with a delivery platform for secure connectivity, management and monitoring, speech enabled directory and enables service providers to offer their business customers mobile communications services over data networks while reducing the total cost of ownership.

•	We offer a variety of products that are tailored for Microsoft unified communication environments. These products include connectivity platforms that are based on our Mediant gateway and SBC devices, as well as survivable branch appliances (SBAs), enhanced gateways, E911 gateways and E-SBCs. Other products for the Microsoft Lync environment include IP phones and applications such as faxing solutions, call recording solutions (SmartTAP) and Speech Recognition Auto Attendant solutions.

•	Our media servers enable conferencing, multi-language announcement functionality, and other applications for voice over packet networks.

•	We offer a professional service module of VoIP network assessment for enterprises (VNA). The VNA is provided to enterprises seeking a smooth and high quality transition to deployment of unified communications (e.g., Microsoft Lync) and IP contact centers. The VNA provides the customer with an understanding of its current IP network capability and readiness to carry high quality VoIP traffic on top of data services.

•	Value added applications for unified communications.

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

The Mediant Family of Products - Digital and Mixed (Digital and Analog) Media Gateways, Enterprise Session Border Controllers (ESBC’s) and Multi-Service Business Routers for Service Provider Access and Enterprise Applications (MediantTM 600, 800, 1000, 2000, 3000 Media Gateways and ESBC’s and Mediant 500, 800, 850 and 1000TM MSBR’s),as well as higher capacity Media and Transcoding Gateways for Wireless, Wireline and Cable Service Provider networks (Mediant, 5000 and 8000)

The MediantTM product family offers scalability and functionality, providing a full suite of standards compliant control protocols and public switched telephone network, or PSTN, signaling interfaces for a variety of applications in most unified communications, IP-PBX, SIP application and softswitch controlled environments. This product family is compatible with popular voice over IP voice coders and protocols, including code-division multiple access, or CDMA, global system for mobile communications, or GSM, CDMA2000, universal mobile telecommunications service, or UMTS, and Long Term Evolution (LTE), as well as popular narrowband and wideband voice coders used in enterprise and Over the Top networks, such as SILK, RTA, SPEEX, G.722 and more. It builds on our VoIPerfect® architecture, which is installed in millions of lines worldwide. It is also interoperable with most of the world’s leading vendors.

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

The Mediant family of products consists of a number of models that offer different capacity, that is the number of concurrent calls or sessions that the gateway or ESBC can handle. The capacity of our Mediant products range from approximately 30 concurrent calls/sessions to 16,000 concurrent calls/sessions.

Our Mediant 1000, Mediant 800 and Mediant 500 have three different configurations. The first two are a modular VoIP media gateway and enterprise session border controllers. The other includes multi-service business routers, or MSBRs, which are networking devices that combine multiple multiservice functions such as a media gateway, session border controller, data router, firewall, LAN switch, WAN access and survivability. The MSBR concept is designed to address the needs of service providers that offer IP-Centrex and SIP trunking services and of distributed enterprises. The range of interfaces supported on the Mediant 500, Mediant 800 and Mediant 1000 MSBR include a variety of voice and data (WAN) interfaces.

Our product line specifically designed for the Microsoft unified communications environment, known as Lync, is constantly upgraded to support the latest Microsoft unified communications specifications. These products include Lync qualified IP Phones, enhanced gateways, enterprise session border controllers and survivable branch appliances based on our Mediant family, as well as faxing solutions, auto attendant solutions and SmartTAP, a passive compliance recording solution. The marketing and sales of these products utilizes our growing network of Microsoft VSPs (voice specialized partners) with whom we work closely.

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

One Voice for Enterprise Mobility:

This solution includes mobile clients coupled with a delivery platform for secure connectivity, management and monitoring and enables service providers to offer their business customers mobile communications services over data networks while reducing the total cost of ownership.

Element Management System

Our element management system, or EMS, is an advanced solution for centralized, standards-based management of our VoP gateways, covering all areas vital to the efficient operations, administration, management and provisioning of our MediantTM and MediaPackTM VoP gateways and session border controllers, MSBR and IP Phones.

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

Services

To support today’s complex multi-service networks, AudioCodes has developed a comprehensive professional services program intended to provide responsive, preventive, and consultative support of AudioCodes networking products. AudioCodes professional services support networking devices, applications and infrastructures, allowing large organizations and service providers to realize the potential of a high-performance multi-service network. The foundation for AudioCodes professional services is a network life-cycle model based on the four basic phases of planning, design, implementation and operations. The result is a specially designed portfolio of complementary and synergistic service components. Services accounted for approximately 13% of our revenues in 2011 and approximately 19% of our revenues in 2012 and 2013.

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

Customers

Our customers consist of service providers and enterprises, primarily via channels (such as distributors), OEMs, network equipment providers and systems integrators. Historically, we have derived the majority of our revenues from sales to a small number of customers. The identities of our principal customers have changed and we expect that they will continue to change, from year to year. Historically, a substantial portion of our revenue has been derived from large purchases by a small number of original equipment manufacturers, or OEMs, and network equipment providers, or NEPs, systems integrators and distributors. ScanSource Communications, our largest customer, accounted for 14.4% of our revenues in 2011, 13.7% of our revenues in 2012 and 17.8% of our revenues in 2013. Our top three customers accounted for approximately 22.5% of our revenues in 2011, 25.3% of our revenues in 2012 and 27.8% of our revenues in 2013.

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

In 2013 we continued to enhance our field marketing efforts with direct touch enterprise engagements, along with channel recruitments and generic marketing activities including tradeshows, webinars, seminars, on-line and social marketing. The AudioCodes One Voice positioning is strongly emphasized in our marketing efforts.

In January 2013, we introduced the One Voice marketing message which positions AudioCodes as a one-stop-vendor for the voice connectivity needs of various enterprise applications. The marketing campaign started with the positioning of One Voice for Lync, which presented the AudioCodes value proposition as a vendor of comprehensive voice networking for Microsoft Lync unified communications. Additionally, One Voice for Lync positions AudioCodes as a vendor that can deliver end-to-end support and that offers value-added professional services including design, implementation, and network readiness assessment, among others. We later also introduced One Voice for Hosted Services which similarly positions AudioCodes as a one-stop vendor for Operators hosted services, mainly in collaboration with Broadsoft. AudioCodes believes it can deliver a full suite of voice and networking equipment that is required to connect business customers to an operator’s network.

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

We are obligated under certain agreements with our suppliers to purchase goods and to purchase excess inventory. Aggregate non-cancellable obligations under these agreements as of December 31, 2013 were approximately $14.4 million.

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

Legal Proceedings

In May 2007, we entered into an agreement with respect to property adjacent to our headquarters in Israel, pursuant to which a building of approximately 145,000 square feet was erected and was expected to be leased to us for a period of eleven years. This new building was substantially completed on a structural level in May 2010. The landlord claimed that we should have taken delivery of the building at that time and started paying rent. We disagreed with the landlord’s interpretation of the relevant agreement. As a result, the landlord terminated the agreement and leased the property to a third party. This dispute was referred to arbitration where we claimed that due to the landlord’s failure we lost significant potential revenues. The landlord counterclaimed alleging that it sustained losses equal to approximately one year’s rent and management fees in the aggregate amount of approximately NIS 14.0 million (approximately $4.0 million based on the December 31, 2013 exchange rate). In September 2013, the parties reached a settlement agreement pursuant to which each party withdrew its claims.

On September 15, 2011, a patent infringement action was commenced by CyberFone Systems, LLC, formerly known as LVL Patent Group LLC, in the United States District Court for the District of Delaware against our subsidiary, AudioCodes Inc. and numerous other defendants, alleging that AudioCodes Inc. and the other defendants infringed plaintiff’s intellectual property rights in five patents. In December 2013, AudioCodes Inc. and the plaintiff entered into a settlement agreement that provided for a dismissal of the action and a nominal payment by AudioCodes Inc. to the plaintiff.

In January 2013, one of our former senior executives sent a letter of demand claiming an amount of approximately NIS 4 million (approximately $1.2 million) relating to the termination of his employment. We have denied allegations and believe that we have valid defenses to this claim.

In February 2013, a patent infringement action was commences by AIM IP, LLC in the United States District Court of Central District of California Southern Division against our subsidiary, AudioCodes Inc. and other defendants alleging that AudioCodes Inc. infringed the plaintiff’s intellectual property rights in one patent. One of the other defendants is a customer of ours that has informed us that it believes it is entitled to indemnification from us with respect to this litigation. AudioCodes Inc. has filed an answer to the complaint and the parties have exchanged a first set of discovery requests. We believe that we have valid defenses to these claims.

In October 2013, we filed a claim in the High Court of the Hong Kong Special Administrative Region Court of First Instance against a customer of ours and one of its employees for damages in connection with the breach of a supply agreement, infringement of intellectual property and breach of confidentiality. In January 2014, that customer filed its defense and a counter claim for an unspecified amount.

In November 2013, AudioCodes Brasil Equipamentos Voz Sobre IP Ltda., our Brazilian subsidiary, was served with proceedings in the Labor Court of Sao Paulo, Brazil by a former employee alleging that he is entitled to approximately $600,000 as a result of the termination of his employment by our subsidiary. We have denied allegations and believe that we have valid defenses to this claim.

C.	ORGANIZATIONAL STRUCTURE

List of Significant Subsidiaries

AudioCodes Inc., our wholly-owned subsidiary, is a Delaware corporation.

D.	PROPERTY, PLANTS AND EQUIPMENT

We lease our main facilities, located in Airport City, Lod, Israel, which occupy approximately 200,000 square feet for annual lease payments of approximately $5.2 million (including management fees). In September 2013, this lease was extended by an additional 10 years, and is scheduled to expire on January 31, 2024.

Our U.S. subsidiary, AudioCodes Inc., leases approximately 28,000 square foot facility in Somerset, New Jersey which was recently extended for five years until December 31 2018. AudioCodes Inc. also leases offices in Plano, Texas, San Jose, California, Raleigh, North Carolina, Boston, Massachusetts. The annual lease payments in 2013 (including management fees) for all our offices in the United States were approximately $640,000.

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

Our management has reviewed these critical accounting policies and related disclosures with our Audit Committee. See Note 2 to our Consolidated Financial Statements, which contain additional information regarding our accounting policies and other disclosures required by U.S. GAAP.

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

Revenues from products are recognized in accordance with Staff Accounting Bulletin (“SAB”) 104, “Revenue Recognition in Financial Statements”, when the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the product has occurred, (iii) the fee is fixed or determinable and (iv) collectability is probable. We have no obligation to customers after the date on which products are delivered, other than pursuant to warranty obligations and any applicable right of return. We grant to some of our customers the right of return or the ability to exchange a specific percentage of the total price paid for products they have purchased over a limited period for other products.

We maintain a provision for product returns and exchanges and other incentives. This provision is based on historical sales returns, analysis of credit memo data and other known factors. This provision amounted to $823,000 in 2011, $1.2 million in 2012 and $1.3 million in 2013.

Revenues from the sale of products which were not yet determined to be final sales due to market acceptance or technological compatibility were deferred and included in deferred revenues. In cases where collectability is not probable, revenues are deferred and recognized upon collection. Revenues from services are recognized ratably over the time of the service agreement, usually one year.

In 2011, we adopted, on a prospective basis, the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2009-13, Topic 605, “Multiple-Deliverable Revenue Arrangements” (“ASU 2009-13”). ASU 2009-13 changes the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of consideration to each deliverable to be based on the relative selling price.

The selling price for a deliverable is based on its vendor-specific objective evidence (“VSOE”) if available, third-party evidence (“TPE”) if VSOE is not available, or estimated selling price (“ESP”) if neither VSOE nor TPE is available. We then recognize revenue on each deliverable in accordance with our policies for product and service revenue recognition. VSOE of selling price is based on the price charged when the element is sold separately. In determining VSOE, we require that a substantial majority of the selling prices fall within a narrow range based on standalone rates. TPE of selling price is established by evaluating largely interchangeable competitor products or services in stand-alone sales to similarly situated customers. However, as our products contain a significant element of proprietary technology and our solutions offer substantially different features and functionality, the comparable pricing of products with similar functionality typically cannot be obtained. Additionally, as we are unable to reliably determine the selling prices of competitors products on a stand-alone basis, we are not typically able to determine TPE. The ESP is established considering multiple factors including, but not limited to, pricing practices in different geographical areas and through different sales channels, gross margin objectives, internal costs, the pricing strategies of our competitors, and industry technology lifecycles. The selling price of the products and professional services was based on ESP. Maintenance selling price was based on VSOE.

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

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the “weighted average cost” method for raw materials and on the basis of direct manufacturing costs for finished products. We periodically evaluate the quantities on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow moving items, technological obsolescence, excess inventories, discontinued products and for market prices lower than cost. We wrote-off inventory in a total amount of $644,000 in 2011, $2.3 million in 2012 and $1.7 million in 2013.

Intangible assets

As a result of our acquisitions, our balance sheet included acquired intangible assets, in the aggregate amount of approximately $4.0 million as of December 31, 2011, $2.9 million as of December 31, 2012 and $4.3 million as of December 31, 2013.

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

Intangible assets are reviewed for impairment in accordance with the FASB Accounting Standards Codification (“ASC”) 360-10-35, “Property, Plant, and Equipment - Subsequent Measurement,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The loss is allocated to the intangible assets on a pro rata basis using the relative carrying amounts of those assets, except that the loss allocated to an individual intangible asset shall not reduce the carrying amount of that asset below its fair value whenever that fair value is determinable.

Our intangible assets are comprised of acquired technology, customer relations, trade names, existing contracts for maintenance and backlog. All intangible assets are amortized using the straight-line method over their estimated useful life.

During 2011, 2012 and 2013 no impairment charges were identified.

Goodwill

As a result of our acquisitions, our balance sheet included acquired goodwill in the aggregate amount of approximately $32.1 million as of December 31, 2011 and 2012 and $33.7 as of December 31, 2013. Goodwill represents the excess of the purchase price and related costs over the value assigned to net tangible and identifiable intangible assets of businesses acquired and accounted for under the purchase method. In accordance with ASC 350, “Intangible, Goodwill and Other” goodwill is not amortized and is tested for impairment at least annually. Our annual impairment test is performed at the end of the fourth quarter each year. If events or indicators of impairment occur between the annual impairment tests, we perform an impairment test of goodwill at that date.

ASC 350 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. In such case, the second phase is then performed, and we measure impairment by comparing the carrying amount of the reporting unit's goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess. We have an option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required.

In addition, pursuant to ASC 350, an entity is allowed to perform a qualitative impairment assessment. If the entity determines that it is not more likely than not that the fair value of the reporting unit is less than the carrying amount, further testing of indefinite-lived intangible assets for impairment is not required and the entity would not need to calculate the fair value of the asset and perform a quantitative impairment test.

During 2011, 2012 and 2013, no impairment losses were identified.

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

Stock-based compensation

We account for stock-based compensation in accordance with ASC 718, “Compensation-Stock Compensation.” We utilize the Black-Scholes option pricing model to estimate the fair value of stock-based compensation at the date of grant. The Black-Scholes model requires subjective assumptions regarding dividend yields, expected volatility, expected life of options and risk-free interest rates. These assumptions reflect management’s best estimates. Changes in these inputs and assumptions can materially affect the estimate of fair value and the amount of our stock-based compensation expenses. We recognized stock-based compensation expense of $2.3 million in 2011, $1.5 million 2012 and $1.7 million 2013. As of December 31, 2013, there was approximately $3.4 million of total unrecognized stock-based compensation expense related to non-vested stock-based compensation arrangements granted by us. As of December 31, 2013, that expense is expected to be recognized over a weighted-average period of 1.1 years.

Contingent liabilities

We are, from time to time, involved in claims, lawsuits, government investigations, and other proceedings arising from the ordinary course of our business. We record a provision for a liability when we believe that it is both probable that a liability has been incurred, and the amount can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount. Such legal proceedings are inherently unpredictable and subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, it could have a material impact on our results of operations, financial position and cash flows. See Item 4B - “Information on the Company-Business Overview-Legal Proceedings” for a discussion of claims against us by a landlord and by owners of intellectual property involving potential contingent liabilities.

A.	OPERATING RESULTS

You should read this discussion with the consolidated financial statements and other financial information included in this Annual Report.

Overview

We design, develop and sell advanced voice over IP, or VoIP, and converged VoIP and data networking products and applications to service providers and enterprises. We are a VoIP technology leader focused on VoIP communications, applications and networking elements, and its products are deployed globally in broadband, mobile, cable, and enterprise networks. We provide a range of innovative, cost-effective products including media gateways, multi-service business gateways, residential gateways, IP phones, media servers, session border controllers, and value-added applications. Our underlying technology, VoIPerfectHD, relies primarily on our leadership in digital signal processing, or DSP, voice coding and voice processing technologies. Our high definition (“HD”) VoIP technologies and products provide enhanced intelligibility, and a better end user communication experience in emerging voice networks.

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

We have invested significant development resources in complying with Microsoft’s requirements for the purpose of becoming a Microsoft recognized partner for their unified communication solutions for the enterprise market, which are known as Microsoft Lync. We have adapted some of our gateway products, IP phones, session border controllers, survivable branch applications, value added applications and professional services to operate in the Microsoft Lync environment. Our products to the Lync Unified Communications market are sold primarily to our channel partners that distribute and integrate the Lync solution to enterprises.

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

The identities of our principal customers have changed and we expect that they will continue to change, from year to year. Historically, a substantial portion of our revenue has been derived from large purchases by a limited number of original equipment manufacturers, or OEMs, and network equipment providers, or NEPs, systems integrators and distributors. ScanSource Communications, our largest customer, accounted for 14.4% of our revenues in 2011, 13.7% of our revenues in 2012 and 17.8% of our revenues in 2013. Our top five customers accounted for 33.4% of our revenues in 2011, 31.4% of our revenues in 2012 and 34.2% of our revenues in 2013. If we lose a large customer and fail to add new customers to replace lost revenue, our operating results may be materially adversely affected.

Revenues based on the location of our customers for the last three fiscal years are as follows:

	Year Ended December 31,
	2011	2012	2013
Americas	55.0%	52.1%	52.1%
Far East	14.1	13.7	15.0
Europe	23.3	28.1	27.2
Israel	7.6	6.1	5.7
Total	100.0%	100.0%	100.0%

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

The general economic uncertainty, including disruptions in the world credit and equity markets, has had and continues to have a negative impact on business around the world. This economic environment has had an adverse impact on the technology industry and our major customers. Conditions may continue to be uncertain or may be subject to deterioration which could lead to a reduction in consumer and customer spending overall, which could have an adverse impact on sales of our products. A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their orders of our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity. In addition, any disruption in the ability of customers to access liquidity could lead customers to request longer payment terms from us or long-term financing of their purchases from us. Granting extended payment terms or a significant adverse change in a customer’s financial and/or credit position could also require us to assume greater credit risk relating to that customer’s receivables or could limit our ability to collect receivables related to purchases by that customer. As a result, our allowance for doubtful accounts and write-offs of accounts receivable could increase.

Results of Operations

The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
Statement of Operations Data:	2011	2012	2013

Revenues:
Products	87.1%	81.3%	81.4%
Services	12.9%	18.7%	18.6%
Total revenues	100.0%	100.0%	100.0%

Cost of revenues:
Products	28.5	38.0	37.9
Services	2.7	4.6	4.8
Total cost of revenues	41.2	42.6	42.7
Gross profit	58.8	57.4	57.3
Operating expenses:
Research and development, net	20.6	22.5	20.5
Selling and marketing	27.8	31.4	28.6
General and administrative	5.8	6.4	6.2

Total operating expenses	54.2	60.3	55.3

Operating income (loss)	4.6	(2.9)	2.0
Financial income, net	0.3	0.4	0.1
Income (loss) before taxes on income	4.9	(2.5)	2.1
Income tax benefit (expense), net	(0.1)	(0.4)	1.0
Equity in losses of affiliated companies, net	(0.2)	(0.3)	(0.0)

Net income (loss)	4.6%	(3.2)%	3.1%

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues. Revenues increase 7.6% to $137.2 million in 2013 from $127.5 million in 2012. The increase in revenues was due to an increase in revenues from our networking product line as described below.

Our revenues from products in 2013 increased by 7.8% to $111.8 million, or approximately 81% of total revenues, from $103.7 million, or 81% of total revenues, in 2012. The increase in revenues from products was primarily attributable to the increase in our networking product line, particularly with respect to our Session Boarder Controller product line, as well as due to the growing demand for our networking product line in the Unified Communications market.

Our revenues from services in 2013 increased by 6.9% to $25.5 million, or approximately 19% of total revenues, from $23.8 million, or 19% of total revenues, in 2012. The increase in revenues from services was driven by the growth in support services related to the increase in revenues from products.

Cost of Revenues and Gross Profit. Cost of revenues includes the cost of hardware, quality assurance, overhead related to manufacturing activity, technology licensing and royalty fees payable to third parties and royalties payables to the Office of the OCS. Gross profit increased to $78.7 million in 2013 from $73.2 million in 2012. Gross profit as a percentage of revenues was 57.3% in 2013, compared to 57.4% in 2012.

Cost of revenues from products increased by 7.5% to $52.0 million in 2013 from $48.4 million in 2012. This increase is primarily attributable to an increase in the procurement of materials, in line with the increase in revenues from products. Gross margin percentage for sales of products was approximately 53% in both 2013 and 2012.

Cost of revenues from services increased by 10.9% to $6.6 million from $5.9 million in 2012. This increase is primarily attributable to higher support personnel expenses associated with providing services and implementation of our products with service providers as well as enterprise customers. In 2013, the gross margin for sales of services decreased to 74% from 75% in 2012. In 2013, expenses included in cost of revenues related to stock-based compensation were $62,000 compared to $61,000 in 2012

Research and Development Expenses, net. Research and development expenses, net, consist primarily of salaries and related costs of employees engaged in ongoing research and development activities, development-related raw materials and the cost of subcontractors, less grants from the OCS. Research and development expenses were $28.2 million in 2013 and $28.7 million in 2012. As a percentage of total revenues, these expenses were 20.5% in 2013 and 22.5% in 2012. Research and development expenses decreased primarily as a result of our cost reduction plan which was implemented during 2012 and reduced the number of our research and development personnel. We expect that research and development expenses will increase on an absolute dollar basis in 2014, as a result of adding personnel in connection with our continued development of new products. In 2013, expenses included in research and development expenses related to stock-based compensation were $408,000, compared to $430,000 in 2012. Grants recognized from the OCS were $2.8 million in 2013, compared to $2.7 million in 2012.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of salaries and related costs of selling and marketing personnel, as well as exhibition, travel and related expenses. Selling and marketing expenses decreased 1.9% in 2013 to $39.3 million from $40.0 million in 2012 and decreased as a percentage of total revenues to 28.6% in 2013 from 31.4% in 2012. These expenses decreased on an absolute basis primarily as a result of our cost reduction plan which was implemented during 2012. We expect that selling and marketing expenses will increase on an absolute dollar basis in 2014, as a result of an expected increase in our sales force and marketing activities. In 2013, expenses included in selling and marketing expenses related to stock-based compensation were $625,000 compared to $427,000 in 2012.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related costs of finance, human resources and general management personnel, rent, network and allowance for doubtful accounts, as well as insurance and consultant services expenses. General and administrative expenses increased 2.9% to $8.5 million in 2013 from $8.2 million in 2012. As a percentage of revenues, general and administrative expenses decreased to 6.2% in 2013 from 6.4% in 2012. In 2013, expenses included in general and administrative expenses related to stock-based compensation were $606,000, compared to $601,000 in 2012.

Financial Income, Net. Financial income, net consists primarily of interest earned on cash and cash equivalents, marketable securities and bank deposits, net of interest accrued on our bank loans as well as on our remaining senior convertible notes outstanding, and bank charges. Financial income, net, in 2013 was $96,000, compared to $453,000 in 2012. The decrease in financial income, net in 2013 was primarily due to lower interest income recorded with respect to our bank deposits, as a result of a decrease in market interest rates.

Taxes on Income. We had a net income tax benefit of $1.4 million in 2013 compared to net income tax expenses of $541,000 in 2012. The net income tax benefit in 2013 is a result of a tax benefit of $1.8 million relating to the available net carry forward tax losses based on expectations of generating taxable income in the foreseeable future and an increase of tax rates.

Equity in Losses of Affiliated Companies, Net. Equity in losses of affiliated company, net was $21,000 in 2013, compared to $354,000 in 2012. In May 2013, we acquired certain assets of our affiliated company, Mailvision. After the closing of this acquisition, Mailvision ceased operations and, as a result, our losses in this company decreased.

Year Ended December 31, 2012, Compared to Year Ended December 31, 2011

Revenues. Revenues decreased 18.2% to $127.5 million in 2012 from $155.8 million in 2011. The decrease in revenues was due to a decrease in revenue from products, offset by a slight increase in revenues from services.

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

Cost of Revenues and Gross Profit. Cost of revenues includes the cost of hardware, quality assurance, overhead related to manufacturing activity, technology licensing fees payable to third parties and rent. Gross profit decreased to $73.2 million in 2012 from $91.7 million in 2011. Gross profit as a percentage of revenues decreased to 57.4% in 2012 from 58.8% in 2011. The decrease in our gross profit percentage was primarily attributable to the decrease in total revenues because the decrease in indirect operating expenses was insignificant compared to the decrease in total revenues.

Cost of revenues from services increased by $1.7 million, or 40%, to $5.9 million in 2012 from $4.2 million in 2011. This increase is primarily attributable to higher support personnel expenses associated with providing services and implementations of our products with service providers as well as enterprise customers. In 2012, services gross margin decreased to 75% from 79% in 2011.

Research and Development Expenses, net. Research and development expenses, net, consist primarily of salaries and related costs of employees engaged in ongoing research and development activities, development-related raw materials and the cost of subcontractors less grants from the OCS and rent. Research and development expenses were $28.7 million in 2012 and $32.2 million in 2011. As a percentage of total revenues, these expenses were 22.5% in 2012 and 20.6% in 2011. Research and development expenses decreased primarily as a result of our cost reduction plan which was implemented during 2012 and reduced the number of our research and development personnel.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of salaries and related costs of selling and marketing personnel, as well as exhibition, travel and related expenses. Selling and marketing expenses decreased 7.4% in 2012 to $40.0 million from $43.2 million in 2011, primarily due to a decrease in the number of employees and due to decrease in expenses related to stock-based compensation to employees. As a percentage of total revenues, these expenses increased to 31.4% in 2012 from 27.8% in 2011. These expenses decreased on an absolute basis primarily as a result of our cost reduction plan which was implemented during 2012.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related costs of finance, human resources, general management personnel, rent, network and allowance for doubtful accounts, as well as insurance and consultant services expenses. General and administrative expenses decreased 9.0% to $8.2 million in 2012 from $9.0 million in 2011. The decrease was primarily due to a decrease in payroll related expenses and expenses related to stock-based compensation to employees. As a percentage of total revenues, general and administrative expenses increased to 6.4% in 2012 from 5.8% in 2011.

Financial Income, Net. Financial income, net consist primarily of interest earned on cash and cash equivalents, marketable securities and bank deposits, net of interest on our bank loans as well as on our remaining senior convertible notes outstanding, and bank charges. Financial income, net, in 2012 was $453,000, compared to $423,000 in 2011. The increase in financial income, net in 2012 was primarily due to fluctuations in the NIS/U.S. dollar exchange rate which were partially offset by interest expenses on bank loans.

Taxes on Income. We had net income tax expenses of $541,000 in 2012, compared to $238,000 in 2011. The increase in net income tax expenses was due to taxes paid with respect to a transfer of funds from our U.S. subsidiary which was considered a dividend distribution by the U.S. Internal Revenue Service.

Equity in Losses of Affiliated Company, Net. Equity in losses of affiliated company, net was $354,000 in 2012, compared to $277,000 in 2011. The increase in this amount is attributable to an increase in losses of our affiliated company.

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

To protect against the changes in value of forecasted foreign currency cash flows resulting from payments in NIS, we may maintain a foreign currency cash flow hedging program. We hedge portions of our forecasted expenses denominated in foreign currencies with forward contracts. These measures may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation in Israel adjusted for the devaluation:

	Israeli	NIS	Israeli inflation
	inflation	devaluation	adjusted for
Year Ended	Rate	rate	devaluation
December 31,	%	%	%

2011	2.2	7.7	(5.5)
2012	1.4	(2.3)	3.7
2013	1.9	(7.0)	(8.9)

Recent Accounting Pronouncements

In July 2013, the FASB issued ASU 2013-11, Topic 740, " Income Taxes", which limits the situations in which unrecognized tax benefits are offset against a deferred tax asset for a net operating loss carryforward, similar tax loss or tax credit carry forward. ASU 2013-11 is effective for reporting periods beginning after December 15, 2013. We intend to adopt this standard in 2014 and do not expect the adoption will have a material impact on our consolidated results of operations or financial condition.

B.	LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations for the last three years primarily from our cash and cash equivalents, bank deposits, bank borrowings and cash from operations.

As of December 31, 2013, we had $62.2 million in cash and cash equivalents, marketable securities and bank deposits, an increase of $3.7 million from $58.5 million at December 31, 2012. As of December 31, 2013, we were restricted with respect to using approximately $13.7 million of our cash as a result of provisions in our loan agreements, a lease agreement and foreign exchange derivatives transactions.

Public Offering

In March 2014, we sold in a public offering 4,025,000 of our ordinary shares, including 525,000 shares sold pursuant to the exercise in full of an over-allotment option granted to the underwriters, at a purchase price of $8.00 per share. Our net proceeds from this offering were approximately $29.7 million, after deducting underwriting commissions and other estimated offering expenses.

Senior Convertible Notes

In November 2004, we issued $125.0 million aggregate principal amount of our 2.00% Senior Convertible Notes due 2024. The Notes are convertible at a rate of $18.71 per share, subject to adjustment in certain circumstances, such as changes in our capital structure or upon the issuance by us of share dividends or certain cash distributions. As of December 31, 2013, there was a total of $353,000 in principal amount of the Notes outstanding as we repurchased all of the other Notes during 2008 and 2009. In January 2014, we repurchased for $285,000 Notes in the principal amount of $300,000.

Bank Loans

In April and July 2008, we entered into loan agreements with two Israeli banks that provided for borrowings of an aggregate of $30 million. The loans bear interest at an annual rate equal to LIBOR plus 1.3%-1.5% with respect to $23 million of borrowings and LIBOR plus 0.5%-0.65% with respect to $7.0 million of borrowings. The principal amount borrowed was repayable in 20 equal quarterly payments from August 2008 through July 2013. As of December 31, 2013, this loan had been paid in full.

In September and December 2011, we entered into another loan agreements with two Israeli banks that provided for borrowings of an aggregate of $23.8 million. The loans bear interest at an annual rate equal to LIBOR plus 2.1%-4.35% with respect to $19.9 million of these loans. The remaining $3.9 million principal amount of these loans was required to be maintained as a compensating bank deposit that decreases as the loans are repaid. This portion of the loans bears interest at 0.5% above interest paid with respect to the bank deposit. Of these borrowings, $19.9 million of the principal amount borrowed is repayable in 20 equal quarterly payments and the remaining $3.9 million of principal amount is repayable in 10 equal semiannual payments through September 2017. As of December 31, 2013, there was $14.5 million principal amount of these loans outstanding.

As of December 31, 2013, we were required to maintain an aggregate of $7.2 million of compensating bank deposits with respect to our bank loans. The amount of the compensating balances we are required to keep decreases over time as we repay these loans.

The loan agreements require us, among other things, to maintain shareholders’ equity at specified levels and to achieve certain levels of operating income. The agreements also restrict us from paying dividends and provide the banks with a lien on our assets as security with respect to their loans to us. During 2012, we were not in compliance with some of the financial covenants contained in our loan agreements. Each of our lenders agreed to waive compliance with these covenants, subject to compliance with revised financial covenants during the remainder of 2012 and 2013, an increase in the interest rate with respect to one of the loans and an increase in required compensating balances. As of December 31, 2012 and 2013, we were in compliance with the financial covenants in our loan agreements. If we are unable to comply with our financial covenants in the future, our lenders could require us to repay all of our outstanding loans.

Share Repurchase Program

In October 2011, our Board of Directors approved a program to allow us to repurchase up to 4,000,000 of our ordinary shares. Purchases would be made from time-to-time at the discretion of management subject, among other things, to our share price and market conditions. In 2011 and 2012, we repurchased a total of 3,964,351 ordinary shares at a total cost of $10.7 million. As of October 2012, the authorized share repurchase program was completed.

Cash from Operating Activities

Our operating activities provided cash in the amount of $14.1 million in 2013, primarily due to our net income of $4.2 million, a decrease of $3.0 million in inventories and an increase of $2.6 million in other payables and accrued expenses, and $3.1 million in deferred revenues, as well as non-cash charges of $3.2 million for depreciation and amortization and $1.7 million for stock-based compensation expenses, offset in part by an increase of $2.3 million in trade receivables and $1.9 million in deferred tax assets. The deferred tax assets increased as a result of an increase in our net income tax benefit in 2013, relating to the available net carry forward tax losses based on expectations of generating taxable income in the foreseeable future. Our deferred revenues increased due to the increase in the revenues from services and our trade receivables increased primarily because of our higher sales volume in 2013, compared to 2012.

Our operating activities provided cash in the amount of $3.0 million in 2012, primarily due to a decrease of $6.5 million in trade receivables and $3.6 million in inventories, as well as non–cash charges of $2.9 million for depreciation and amortization and $1.5 million for stock-based compensation expenses, offset in part by our net loss of $4.2 million and decreases of $5.5 million in trade payables and $3.1 million in other payables and accrued expenses. Our trade receivables and our inventories decreased primarily because of our lower sales volume in 2012, compared to 2011.

Our operating activities used cash in the amount of $1.3 million in 2011, primarily due to an increase in trade receivables in the amount of $4.6 million and in inventories in the amount of $4.1 million and a decrease in other payables and accrued expenses and other liabilities in the amount of $5.5 million, partly offset by stock based compensation expenses in the amount of $2.3 million and an increase in deferred revenue in the amount of $2.0 million. Our trade receivables and our inventories increased primarily because of our higher sales volume in 2011, compared to 2010. Our trade and other payables decreased because of our lower cost of goods sold in 2011 than in 2010.

Cash from Investing Activities

In 2013, our investing activities provided cash in the amount of $8.6 million, primarily due to the proceeds from marketable securities of $7.6 million and from long-term bank deposits of $2.6 million, as well as from a decrease in short-term deposits, net of $1.2 million, offset in part by capital expenditures of $1.6 million and an investment in an affiliated company of $1.2 million.

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

Cash from Financing Activities

In 2013, we used $7.2 million of cash in financing activities primarily as a result of $8.4 million used for repayment of bank loans offset, in part, by $1.8 million in proceeds from issuance of shares upon exercise of stock options and purchases of shares under our employee stock purchase plan.

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

Research and Development

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing products and to develop new ones. We are developing analog and digital media gateways for carrier and enterprise applications, multi service business routers and session border controllers. Our platforms are expected to feature increased trunk capacity, new functionalities, enhanced signaling software and compliance with new control protocols. As of December 31, 2013, 248 of our employees were engaged primarily in research and development on a full-time basis.

Our research and development expenses were $28.2 million in 2013, compared to $28.7 million in 2012. From time to time we have received royalty-bearing grants from the OCS. As a recipient of grants from the OCS, we are obligated to perform all manufacturing activities for projects subject to the grants in Israel unless we receive an exemption. Know-how from the research and development which is used to produce products may not be transferred to third parties without the approval of the OCS and may further require significant payments. The OCS approval is not required for the export of any products resulting from such research or development. Through December 31, 2013, we had obtained grants from the OCS aggregating $27.4 million for certain of our research and development projects. We are obligated to pay royalties to the OCS, amounting to 3%-6% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, if no additional payments are required, linked to the U.S. dollar and bearing interest at the rate of LIBOR at the time of grant. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required. As of December 31, 2013, we have contingent obligation to pay royalties in the amount of approximately $34 million.

In March 2014, the OCS informed us that it had approved, in principle, our application to participate in a special three year OCS program. If we participate in this program, the amount of the grants that we would receive each year from the OCS would increase. We are reviewing the terms of this approval. If we decided to accept the proposed terms, the program is expected to commence in 2014.

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

E.	OFF-BALANCE SHEET ARRANGEMENTS

We do not have any “off-balance sheet arrangements” as this term is defined in Item 5E of Form 20-F.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2013, our contractual obligations were as follows (dollars in thousands):

	PAYMENTS DUE BY PERIOD
	LESS THAN	1-3	3-5	MORE THAN
	1 YEAR	YEARS	YEARS	5 YEARS	TOTAL
Senior convertible notes	$353	$-	$-	$-	$353
Bank loans	4,686	8,771	1,020	-	14,477
Rent and lease commitments, net (1)	6,386	12,924	12,675	36,032	68
Accrued severance pay (2)	-	-	-	-	296
Uncertain tax positions (3)	-	-	-	-	402
Payment to MailVision	228	446	-	-	674
Office of the Chief Scientist	-	-	-	34,034	34,034
Other commitments	14,357	-	-	-	14,357

(1) Our obligation for rent and lease commitments as of December 31, 2013 was approximately $69.3 million. We have rent and lease income in the amount of approximately $1,297,000, leaving a net obligation of approximately $68.0 million.

(2) Our obligation for accrued severance pay under Israel’s Severance Pay Law as of December 31, 2013 was $19.8 million. This obligation is payable only upon termination, retirement or death of the respective employee. We have funded $19.5 million through deposits into severance pay funds, leaving a net obligation of approximately $296,000.

(3) Uncertain income tax position under ASC 740 (formerly FASB Interpretation No 48), “Income Taxes,” are due upon settlement and we are unable to reasonably estimate the ultimate amount of timing of settlement. See also Note 15f in our Consolidated Financial Statements for further information regarding our liability under ASC 740.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information with respect to our directors, senior executive officers and key employees at March 20, 2014:

Name	Age	Position
Stanley B. Stern	57	Chairman of the Board of Directors
Shabtai Adlersberg	61	President, Chief Executive Officer and Director
Guy Avidan	51	Vice President of Finance and Chief Financial Officer
Lior Aldema	48	Chief Operating Officer and Head of Global Sales
Yair Hevdeli	49	Vice President, Research and Development
Jeffrey Kahn	56	Chief Strategy Officer
Eyal Frishberg	55	Vice President, Operations
Yehuda Herscovici	46	Vice President, Products
Nimrod Borovsky	43	Vice President, Marketing
Tal Dor	44	Vice President, Human Resources
Ofer Nimtsovich	45	Vice President, Global Services
Shaul Weissman	47	Vice President Business Development
Joseph Tenne(1)(2)(3)	58	Director
Dr. Eyal Kishon(1)(2)(3)(4)	54	Director
Doron Nevo(1)(2)(3)(4)	58	Director
Zehava Simon	55	Director

(1) Member of Audit Committee

(2) Member of Nominating Committee

(3) Member of Compensation Committee

(4) Outside Director

Stanley Stern became a director and our Chairman of the Board in December 2012. From 2004 until 2013 Mr. Stern served in various positions at Oppenheimer & Co., including as a Managing Director and Head of Investment Banking, Technology, Israeli Banking and FIG. Since 2013, Mr. Stern has served as the president of Alnitak Capital, a private merchant bank and strategic advisory firm. From 2002 until 2004, he was a Managing Director and the Head of Investment Banking at C.E. Unterberg, Towbin where he focused on technology and defense related sectors. From January 2000 until January 2002, Mr. Stern was the President of STI Ventures Advisory USA Inc., a venture capital firm focusing on technology investments. Prior to his term at STI Ventures, he spent over 20 years at CIBC Oppenheimer in the investment banking department and started the technology banking group in 1990. From 2002 until 2012, Mr. Stern served as the Chairman of the Board of Directors of Tucows, Inc., an internet service provider that is public traded company on AMEX, and, from 2012 until 2013, he served as a Director of Tucows. From 2012 until February 2014, he served as a director of Given Imaging Ltd., a manufacturer of medical devices, until Given Imaging was acquired by another company. From 2004 until 2009, he served as a director of Odimo Inc. (DBA Diamond.com), an online jewelry vendor. From 2005 until its sale in 2011, he served as a director and Chairman of the Audit Committee of Fundtech Ltd. Mr. Stern received his MBA from Harvard Business School and a BS from Queens College.

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

Lior Aldema has served as Chief Operating Officer (“COO) since January 2010, and as our COO and Head of Global Sales since April 2012. Previously, he served as our Vice President, Product Management from 2002 until 2009, as well as our Vice President Marketing from February 2003 until 2009. He has been employed by us since 1998, when he was team leader and later headed our System Software Group in our research and development department. Prior to 1998, Mr. Aldema served as an officer in the Technical Unit of the Intelligence Corps of the Israeli Defense Forces (Major), heading both operational units and large development groups related to various technologies. Mr. Aldema holds an M.B.A. from Tel Aviv University and a B.Sc. from the Technion.

Yair Hevdeli joined AudioCodes in July 2013 as Vice President, Research and Development. From 2003 until 2013, Mr. Hevdeli served in various executive positions at Veraz/Dialogic, including Global Vice President, Research and Development and, most recently, as Senior Vice President, Research and Development and General Manager, Bandwidth Optimization BU. From 1998 until 2003, Mr. Hevdeli worked for ECI Ltd, where he held various technical and management positions. Mr. Hevdeli has over 20 years of experience leading large multidisciplinary global research and development teams in the telecom industry. Mr. Hevdeli graduated in 1995 with an M.B.A. in Business Management from Bar Ilan University, Israel and in 1992 received his B.A. in Computer Science and Economics, from Bar Ilan University.

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

Yehuda Herscovici has served as our Vice President, Products, overlooking Product Management and Product Marketing since 2010. From 2003 till 2010, Mr. Herscovici served as our Vice President, Systems Group since 2003. From 2001 to 2003, Mr. Herscovici served as our Vice President, Advanced Products. From 2000 to 2001, Mr. Herscovici served as our Director of Advanced Technologies. From 1994 to 1998 and during 1999, Mr. Herscovici held a variety of research and development positions at Advanced Recognition Technologies, Ltd., a voice and handwriting recognition company, heading its research and development from 1999 to 2000 as Vice President, Research and Development. From 1998 to 1999, Mr. Herscovici was engaged in developing various wireless communication algorithms at Comsys, a telecommunications company. Mr. Herscovici holds an M.Sc. and a B.Sc., from the Technion both in the area of telecommunications.

Tal Dor has served as our Vice President of Human Resources since March 2000. Prior to March 2000, Ms. Dor acted for several years as a consultant in Israel to, among others, telephone and cable businesses, as well as health and social service organizations. Ms. Dor holds a B.A. in psychology, from Ben-Gurion University of the Negev and an M.A. in psychology from Tel Aviv University.

Nimrod Borovsky has served as our Vice President, Marketing since October 2013 and heads the strategic global marketing and business development efforts with AudioCodes partners and channels. From January 2013 until October 2013, Mr. Borovsky served as our Vice President of Unified Communications . Mr. Borovsky has been with AudioCodes since 2005 and has served in numerous product, marketing and business development positions with us. He has worked in telecom and VoIP markets for approximately 20 years. Prior to joining AudioCodes, Mr. Borovsky spent eight years at VocalTec Communications where he served in several positions in research and development, product management and marketing. Mr. Borovsky holds a B.Sc. degree in Electrical Engineering from the New Jersey Institute of Technology, and a M.Sc. degree in Biomedical engineering from Tel Aviv University.

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

Shaul Weissman has served as our Vice President, Business Development since January 2014. Mr. Weissman has been with AudioCodes since 1994, serving in various positions. From 2007 until 2014, Mr. Weissman served as our  Residential Business Line Manager. In addition Mr. Weissman has served as our Vice President and Manager of our chip business line since 2006. From 2001 until 2005, Mr. Weissman served as our Support and Professional Services Manager for our chip business line; and from 1994 until 2000 he served as a digital signal processing engineer. Prior to joining AudioCodes, Mr. Weissman served as Captain in the Israeli Air Force. Mr. Weissman holds an M.Sc. and a B.Sc., from the Technion, both in the area of telecommunications.

Joseph Tenne has served as one of our directors since June 2003. Since September 2013, Mr. Tenne has served as a director at Enzymotec Ltd., an Israeli company listed on NASDAQ, which develops and manufactures nutritional ingredients and medical foods based on proprietary technologies. From March 2005 until April 2013, Mr. Tenne served as the Chief Financial Officer of Ormat Technologies, Inc., a company listed on the New York Stock Exchange, which is engaged in the geothermal and recovered energy business. From January 2006 until April 2013, Mr. Tenne also served as the Chief Financial Officer of Ormat Industries Ltd., an Israeli holding company listed on the Tel-Aviv Stock Exchange and the parent company of Ormat Technologies, Inc. From 2003 to 2005, Mr. Tenne was the Chief Financial Officer of Treofan Germany GmbH & Co. KG, a German company, which is engaged in the development, production and marketing of oriented polypropylene films, which are mainly used in the food packaging industry. From 1997 until 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel and a member of PricewaterhouseCoopers International Limited. Mr. Tenne holds a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

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

Zehava Simon was appointed a director in February 2014. Ms. Simon served as a Vice President of BMC Software Inc. from 2000 until September 2013, most recently as Vice President, Corporate Development. From 2002 to 2011, Ms. Simon served as Vice President and General Manager of BMC Software in Israel. Prior to joining BMC Software, Ms. Simon held a number of executive positions at Intel Corporation. In her last position at Intel, she led Finance and Operations and Business Development for Intel in Israel. Ms. Simon has served as a board member of various companies, including Tower Semiconductor from 1999-2004, M-Systems from 2005-2006 and InSightec from 2005-2012. Ms. Simon holds a bachelor’s degree in social sciences from the Hebrew University, a law degree (LL.B.) from the Interdisciplinary Center in Herzlia and a master's degree in business and management from Boston University.

B.	COMPENSATION

The aggregate direct remuneration paid during the year ended December 31, 2013 to the 15 persons who served in the capacity of director, senior executive officer or key employee during 2013 was approximately $3.1 million, including approximately $389,000 which was set aside for pension and retirement benefits. The compensation amounts do not include amounts expended by us for automobiles made available to our officers, expenses (including business, travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

We currently pay each of our non-employee directors an annual fee of $37,000 and a fee of $1,100 for each board meeting or committee meeting attended. In the event that a director attends a meeting by phone or a resolution is adopted by written consent, then the fee is reduced to 60% and 50% of the regular meeting fee, respectively. Such fees are in accordance with the rates prescribed by the Israeli Companies Law Regulation for fees of outside directors. Only directors who are not officers receive compensation for serving as directors. Our director, Mr. Adlersberg, who also serves as our President and Chief Executive Officer, does not receive board meeting fees. Instead, he receives compensation in accordance with the terms of his employment agreement, a copy of which is filed as an exhibit to this Annual Report.

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

Options to purchase our ordinary shares granted under our 2008 Equity Incentive Plan to persons who served in the capacity of director or executive officer are generally exercisable at the fair market value at the date of grant and expire seven years from the date of grant. The options generally vest in four equal annual installments, commencing one year from the date of grant.

A summary of our stock option and restricted share units (“RSUs”) activity and related information for the years ended December 31, 2011, 2012 and 2013 for the persons who served in the capacity of director, senior executive or key employee officer during those years is as follows:

	2011		2012		2013
	Number	Weighted	Number	Weighted	Number	Weighted
	of	Average	of	Average	of	Average
	Options and RSUs	Exercise Price	Options and RSUs	Exercise Price	Options and RSUs	Exercise Price

Outstanding at the beginning of the year	1,710,620	$6.07	1,314,449	$3.94	(*) 1,548,496	$3.66

Granted	349,601	$1.76	396,835	$2.20	594,702	$4.13
Cancelled	(577,500)		(150,000)		(160,000)
Exercised	(168,272)	$0.66	(56,788)	$0.56	(280,285)	$1.95

Outstanding at the end of the year	1,314,449	$3.94	1,504,496	$3.60	1,702,913	$3.71

(*) Including outstanding options granted to new executive officer in previous years, prior to joining management.

As of December 31, 2013, options to purchase 652,344 ordinary shares were exercisable by the 14 persons who served as an officer or director during 2013 at an average exercise price of $4.09 per share. As of December 31, 2013, the 14 persons who served as an officer, director or key employee during 2013 held an aggregate of 166,541 RSUs.

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

Independent Directors

Under the Companies Law, Israeli companies that have offered securities to the public in or outside of Israel are required to appoint at least two “outside” directors. Doron Nevo and Dr. Eyal Kishon currently serve as our outside directors. Under the requirements for listing on the NASDAQ Global Select Market, a majority of our directors are required to be independent as defined by NASDAQ rules. Doron Nevo, Dr. Eyal Kishon, Zehava Simon and Joseph Tenne qualify as independent directors under the applicable Securities and Exchange Commission and NASDAQ rules, as well as under the Companies Law.

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

Board Classes

Pursuant to our articles of association, our directors, other than our outside directors, are classified into three classes (classes I, II and III). The members of each class of directors and the expiration of his or her current term of office are as follows:

Zehava Simon	Class I	2014

Joseph Tenne	Class II	2014

Shabtai Adlersberg	Class III	2015

Stanley B. Stern	Class III	2015

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

EMPLOYEES

We had the following number of employees as of December 31, 2011, 2012 and 2013 in the areas set forth in the table below:

	As of December 31,
	2011	2012	2013
Research and development	266	225	248
Sales and marketing, technical service and support	238	231	248
Operations	88	83	84
Management and administration	42	40	37
	634	579	617

Our employees were located in the following areas as of December 31, 2011, 2012 and 2013.

	As of December 31,
	2011	2012	2013
Israel	402	352	382
United States	135	118	121
Europe	28	28	31
Far East	55	69	69
Latin America	14	12	14
	634	579	617

The increase in the number of employees in 2013 was primarily attributable to the acquisition of certain assets of MailVision, pursuant to which we added 22 employees. The decrease in the number of employees in 2012 was primarily attributable to our plan to restructure our operations in order to better align our resources and assets to our core networking and enterprise telephony businesses.

Israeli labor laws and regulations are applicable to our employees in Israel. These laws principally concern matters such as paid annual vacation, paid sick days, length of the workday, pay for overtime, insurance for work-related accidents, severance pay and other conditions of employment. Israeli law generally requires severance pay, which may be funded by Manager’s Insurance, described below, upon the retirement or death of an employee or termination of employment without cause (as defined under Israeli law). Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which include payments for national health insurance. The payments to the National Insurance Institute currently range from approximately 6.75% to 18.75% of wages up to specified wage levels, of which the employee contributes approximately 55% and the employer contributes approximately 45%.

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

Pursuant to an order issued by the Israeli Minister of Industry, Trade and Labor, provisions relating to pension arrangements in the collective bargaining agreements between the Histadrut and the Coordination Bureau of Economic Organizations apply to all employees in Israel, including our employees in Israel. We regularly contribute to a “Manager’s Insurance Fund” or to a privately managed pension fund on behalf of our employees located in Israel. These funds provide employees with a lump sum payment upon retirement (or a pension, in case of a pension fund) and severance pay, if legally entitled thereto, upon termination of employment. We provide for payments to a Manager’s Insurance Fund and pension fund contributions in the amount of 13.3% of an employee’s salary on account of severance pay and provident payment or pension, with the employee contributing 5.0% of his salary. We also pay an additional amount of up to 2.5% of certain of our employees’ salaries in connection with disability payments. In addition, we administer an Education Fund for our Israeli employees and pay 7.5% of these employees’ salaries thereto, with the employees contributing 2.5% of their salary.

D.	SHARE OWNERSHIP

The following table sets forth the share ownership and outstanding number of options of our directors and officers as of March 20, 2014.

Total Shares
	Beneficially	Percentage of	Number of
Name	Owned	Ordinary Shares	Options

Shabtai Adlersberg	4,887,369	11.3%	332,685
Stanley B. Stern	*		*
Guy Avidan	*		*
Lior Aldema	*		*
Yair Hevdeli
Jeffrey Kahn	*		*
Eyal Frishberg	*		*
Yehuda Herscovici	*		*
Nimrod Borovsky	*		*
Tal Dor	*		*
Ofer Nimtsovich	*		*
Shaul Weissman
Joseph Tenne	*		*
Dr. Eyal Kishon	*		*
Doron Nevo	*		*
Zehava Simon	*		*

* Less than one percent.

Our officers and directors have the same voting rights as our other shareholders.

The following table sets forth information with respect to the options to purchase our ordinary shares held by Mr. Adlersberg as of March 20, 2014.

Number of		Exercise
Options	Grant Date	Price	Exercised	Cancelled	Vesting	Expiration Date

120,808	December 14, 2009	$2.57	-	-	4 years	December 14, 2016
123,456	December 14, 2010	$5.83	-	-	4 years	December 14, 2017
122,201	December 14, 2011	$3.66	-	-	4 years	December 14, 2018
113,876	December 14, 2012	$3.02	-	-	4 years	December 14, 2019
116,031	December 14, 2013	$6.69	-	-	4 years	December 14, 2020

The following table sets forth information with respect to the RSUs granted to Mr. Adlersberg as of March 20, 2014. These RSUs vest quarterly over a four-year period from the date of grant, subject to his continuing service to us.

Number of
RSUs	Grant Date	Issued

40,269	December 14, 2009	40,269
41,152	December 14, 2010	33,436
40,734	December 14, 2011	22,912
37,959	December 14, 2012	11,867
38,671	December 14, 2013	2,417

Employee Share Plans

We have Employee Share Purchase Plans for the sale of shares to our employees and an Equity Incentive Plan for the granting of options, RSUs and restricted shares to our employees, officers, directors and consultants. Our 2008 Equity Incentive Plan is pursuant to the Israeli Income Tax Ordinance, entitling the beneficiaries who are our employees to tax benefits under Israeli law. There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee for each of the beneficiaries who is granted options. For tax benefits each option, and any ordinary shares acquired upon the exercise of the option, must be held by the trustee at least for a period commencing on the date of grant and ending no later than 24 months after the date of grant, in accordance with the period of time specified by Section 102 of Israel’s Income Tax Ordinance, and deposited in trust with the trustee.

Employee Share Option Plans

2008 Equity Incentive Plan. We adopted an equity incentive plan under Section 102 of the Israeli Income Tax Ordinance, or Section 102, which provides certain tax benefits in connection with stock-based compensation to employees, officers and directors. This plan, our 2008 Equity Incentive Plan, was approved by the Israeli Tax Authority.

Under our equity incentive plan, we may grant our directors, officers and employees restricted shares, restricted share units and options to purchase our ordinary shares under Section 102. We may also grant other persons awards under our equity incentive plan. However, such other persons (controlling shareholders and consultants) will not enjoy the tax benefits provided by Section 102. The total number of ordinary shares that is available for grant under the 2008 Plan is 6,009,122. This number is reduced by one share for each equity grant we make under the 2008 Plan. During 2013, options to purchase 817,531 ordinary shares and 175,841 restricted share units were granted under the 2008 Plan. As of December 31, 2013, 1,720,232 ordinary shares remained available for grant under the 2008 Plan. As of December 31, 2013 there are 3,193,543 options to purchase ordinary shares and 272,461 restricted share units outstanding under the plan.

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

To our knowledge, (A) we are not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government and (B) there are no arrangements, the operation of which may at a subsequent date result in a change in control of AudioCodes. The following table sets forth, as of March 20, 2014 the number of our ordinary shares, which constitute our only outstanding voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding ordinary shares, and (ii) all of our directors and senior executive officers as a group.

Identity of Person or
Group	Amount Owned	Percent of Class
Shabtai Adlersberg(1)	5,220,054	12.1%
Leon Bialik(2)	3,924,002	9.1%
Rima Senvest Management, LLC(3)	2,464,126	5.7%
All directors and senior executive officers as a group (16 persons) (4)	5,517,760	12.8%

(1)	Includes options to purchase 332,685 shares, exercisable within 60 days of March 20, 2014.

(2)	The information is derived from a statement on Schedule 13G/A, dated February 10, 2014 of Leon Bialik filed with the Securities and Exchange Commission.

(3)	The information is derived from a statement on Schedule 13G/A, dated February 13, 2014, of Rima Senvest Management, LLC and Richard Mashaal filed with the Securities and Exchange Commission.

(4)	Includes 627,266 ordinary shares which may be purchased pursuant to options exercisable within sixty days following March 20, 2014 and 2,500 ordinary shares issuable pursuant to restricted share units that vest within 60 days of March 20, 2014..

Mr. Adlersberg held 13.4% of our ordinary shares as of December 31, 2013 as compared to 14.4% of our ordinary shares as of December 31, 2012 and 12.9% of our ordinary shares as of December 31, 2011.

Mr. Bialik held 10.1% of our ordinary shares as of December 31, 2013 as compared to 10.7% of our ordinary shares as of December 31, 2012 and 10.0% of our ordinary shares as of December 31, 2011.

Rima Management, LLC held 6.4% of our ordinary shares as of December 31, 2013 as compared to 10.5% of our ordinary shares as of December 31, 2012 and 9.5% of our ordinary shares as of December 31, 2011.

As of March 20, 2014, there were approximately 19 holders of record of our ordinary shares in the United States, although we believe that the number of beneficial owners of the ordinary shares is significantly greater. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

The major shareholders have the same voting rights as the other shareholders.

B.	RELATED PARTY TRANSACTIONS

In May 2013, we acquired certain assets of MailVision Ltd., an Israeli company which develops, markets and licenses VoIP solutions for mobile, PC and tablet devices for telecom operators and service providers. As of the date of the acquisition, we owned 29.2% of the shares of MailVision. The consideration for the purchase of the MailVision assets included: (i) $233,000 to be payable 12 months following the closing date, and (ii) an additional earn out payment subject to the achievement of a certain level of net revenues from the sale of MailVision’s products. The purchase price can be made, at our discretion, in either cash or our ordinary shares. As additional consideration for the transaction, we waived repayment of outstanding loans made by us to MailVision and assumed specified liabilities of MailVision in the aggregate amount of approximately $2.4 million. Under certain limited circumstances, if we were to sell the acquired assets and assumed liabilities of MailVision to a third party during a period of 12 months following the closing date (“Option Period”), the proceeds in excess of a specified amount would be payable to the sellers. In addition, if the purchase price offered by a third party during the Option Period exceeds a specified amount, subject to a number of conditions, we would be required to sell the acquired assets and assumed liabilities. If this were to occur, we would not be required to pay the earn out amounts. We have no current intention to sell our MailVision business and believe that, even if a sale were to occur during the Option Period, none of the proceeds would be required to be paid to the sellers.

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

No significant change has occurred since December 31, 2013, except as otherwise disclosed in this Annual Report.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS UPDATE ALL TABLES AND DISCLOSURE IN THIS SECTION

Our ordinary shares are listed on the NASDAQ Global Select Market and the TASE under the symbol “AUDC.”

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by the NASDAQ Global Select Market.

	Price Per Share
Calendar Year	High	Low
2013	$7.62	$3.02
2012	$4.25	$1.20
2011	$8.07	$2.28
2010	$6.51	$2.31
2009	$3.06	$0.92

	Price Per Share
Calendar Period	High	Low
2014

First quarter (through March 20, 2014)	$9.12	$6.60

2013
Fourth quarter	$7.62	$5.46
Third quarter	$7.34	$4.29
Second quarter	$4.60	$3.02
First quarter	$4.75	$3.20

2012
Fourth quarter	$3.35	$2.18
Third quarter	$3.20	$1.20
Second quarter	$2.77	$1.70
First quarter	$4.25	$2.58

	Price Per Share
Calendar Month	High	Low
2014

February	$9.12	$7.00
January	$8.07	$6.60

2013
December	$7.40	$6.15
November	$6.93	$5.46
October	$7.62	$5.90
September	$7.34	$6.04

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by The Tel Aviv Stock Exchange. All share prices shown in the following table are in NIS. As of December 31, 2013, the exchange rate was equal to approximately NIS 3.471 per U.S. $1.00.

	Price Per Share
Calendar Year	High		Low
2013	NIS	26.48	NIS	11.37
2012	NIS	15.99	NIS	5.44
2011	NIS	29.51	NIS	8.65
2010	NIS	23.25	NIS	9.20
2009	NIS	11.55	NIS	4.26

Calendar Period	Price Per Share
2014

First quarter (through March 20, 2014)	NIS	32.24	NIS	23.40

2013
Fourth quarter	NIS	26.48	NIS	19.38
Third quarter	NIS	25.47	NIS	15.31
Second quarter	NIS	16.74	NIS	11.64
First quarter	NIS	18.38	NIS	11.37

2012
Fourth quarter	NIS	12.42	NIS	8.43
Third quarter	NIS	11.49	NIS	5.44
Second quarter	NIS	10.48	NIS	6.60
First quarter	NIS	15.99	NIS	9.85

	Price Per Share
Calendar Month	High		Low
2014

February	NIS	31.40	NIS	24.79
January	NIS	27.83	NIS	23.40

2013
December	NIS	25.60	NIS	21.58
November	NIS	24.43	NIS	19.38
October	NIS	26.48	NIS	20.87
September	NIS	25.47	NIS	21.75

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

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

Share Capital

Our authorized share capital consists of NIS 1,025,000 divided into 100,000,000 ordinary shares, nominal value NIS 0.01 per share, and 2,500,000 preferred shares, nominal value NIS 0.01 per share. As of March 20, 2014, we had 43,199,474 ordinary shares outstanding (which does not include 11,356,707 treasury shares) and no preferred shares outstanding.

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

Fiduciary Duties; Approval of Transactions under Israeli Law

Fiduciary duties. The Companies Law codifies the fiduciary duties that office holders, which under the Companies Law includes our directors and executive officers, owe to a company. An office holder’s fiduciary duties consist of a duty of loyalty and a duty of care.

The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, including to avoid any conflict of interest between the office holder’s position in the company and personal affairs, and prohibits any competition with the company or the exploitation of any business opportunity of the company in order to receive a personal advantage for himself or herself or for others. This duty also requires an office holder to reveal to the company any information or documents relating to the company’s affairs that the office holder has received due to his or her position as an office holder. A company may approve any of the acts mentioned above provided that all the following conditions apply: the office holder acted in good faith and neither the act nor the approval of the act prejudices the good of the company and, the office holder disclosed the essence of his personal interest in the act, including any substantial fact or document, a reasonable time before the date for discussion of the approval. A director is required to exercise independent discretion in fulfilling his or her duties and may not be party to a voting agreement with respect to his or her vote as a director. A violation of these requirements is deemed a breach of the director’s duty of loyalty.

The duty of care requires an office holder to act with a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to use reasonable means to obtain information regarding the advisability of a given action submitted for his or her approval or performed by virtue of his or her position and all other relevant information material to these actions.

Disclosure of personal interest. The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information or documents known to him or her, in connection with any existing or proposed transaction by the company. “Personal interest,” as defined by the Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of his relative or of a corporation in which that person or a relative of that person is a 5% or greater shareholder, a holder of 5% or more of the voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager, and includes shares for which the person has the right to vote pursuant to a power-of-attorney. “Personal interest” does not apply to a personal interest stemming merely from holding shares in the company.

The office holder must make the disclosure of his personal interest no later than the first meeting of the company’s board of directors that discusses the particular transaction. This duty does not apply to the personal interest of a relative of the office holder in a transaction unless it is an “extraordinary transaction.” The Companies Law defines an “extraordinary transaction” as a transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities.

Approvals. The Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest requires board approval, unless the transaction is an extraordinary transaction or the articles of association provide otherwise. Our articles of association do not provide otherwise. The transaction may not be approved if it is adverse to our interest. If the transaction is an extraordinary transaction, or if it concerns exculpation, indemnification, insurance or compensation of an office holder, then the approvals of the company’s compensation committee and the board of directors are required, except if the compensation arrangement is an immaterial amendment to an existing compensation arrangement of an officer who is not a director, in which case the approval of the compensation committee is sufficient. Exculpation, indemnification, insurance or compensation of a director or the Chief Executive Officer also requires shareholder approval.

A person who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee generally may not attend that meeting or vote on that matter, unless a majority of the board of directors or the audit committee has a personal interest in the matter or if such person is invited by the chair of the board of directors or audit committee, as applicable, to present the matter being considered. If a majority of the board of directors or the audit committee has a personal interest in the transaction, shareholder approval also would be required.

Shareholders

The Companies Law imposes on a controlling shareholder of a public company the same disclosure requirements described above as it imposes on an office holder. For this purpose, a “controlling shareholder” is any shareholder who has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.

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

Shareholder approval must include the majority of shares voted at the meeting. In addition to the majority vote, the shareholder approval must satisfy either of two additional tests:

•	the majority includes at least a majority of the shares voted by shareholders who have no personal interest in the transaction; or

•	the total number of shares held by disinterested shareholders that voted against the approval of the transaction does not exceed 2% of the aggregate voting rights of our company.

Generally, the approval of such a transaction may not extend for more than three years, except that in the case of an extraordinary transaction, including a private placement, with a controlling shareholder or in which a controlling shareholder has a personal interest that does not concern compensation for employment or service, the transaction may be approved for a longer period if the audit committee determines that the approval of the transaction for a period longer than three years is reasonable under the circumstances.

Compensation of Executive Officers and Directors; Executive Compensation Policy

In accordance with the Companies Law, we have adopted a compensation policy for our executive officers and directors. The purpose of the policy is to describe our overall compensation strategy for our executive officers and directors and to provide guidelines for setting their compensation, as prescribed by the Companies Law. In accordance with the Companies Law, the policy must be reviewed and readopted at least once every three years.

Approval of the compensation committee, the board of directors and our shareholders, in that order, is required for the adoption of the compensation policy. The shareholders’ approval must include the majority of shares voted at the meeting. In addition to the majority vote, the shareholder approval must satisfy either of two additional tests:

•	the majority includes at least a majority of the shares voted by shareholders other than our controlling shareholders or shareholders who have a personal interest in the adoption of the compensation policy; or

•	the total number of shares held by non-controlling shareholders and disinterested shareholders that voted against the adoption of the compensation policy does not exceed 2% of the aggregate voting rights of our company.

Under the Companies Law, the compensation arrangements for officers (other than the Chief Executive Officer) who are not directors require the approval of the compensation committee and the board of directors; provided, however, that if the compensation arrangement is not in compliance with our executive compensation policy, the arrangement may only be approved by the compensation committee and the board of directors for special reasons to be noted, and the compensation arrangement shall also require a special shareholder approval. If the compensation arrangement is an immaterial amendment to an existing compensation arrangement of an officer who is not a director and is in compliance with our executive compensation policy, the approval of the compensation committee is sufficient.

Arrangements regarding the compensation of the Chief Executive Officer and directors require the approval of the compensation committee, the board and the shareholders, in that order. In certain limited cases, the compensation of a new Chief Executive Officer who is not a director may be approved without approval of the shareholders.

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

In September 2011, we entered into loan agreements with First International Bank of Israel that provided for loans in the total principal amount of $6.75 million. The Loans bear interest at LIBOR+2.1% with respect to one-half of the principal amount of the loans and LIBOR plus 3.1% with respect to the other half of the principal amount of the loan. The principal amount borrowed is repayable in 20 equal quarterly installments from September 2012 through September 2017. The bank has a lien on our assets and we are required to maintain compensating balances with the bank equal to 50% of the principal amount of the loan, plus an additional $1 million in connection with a waiver granted by the bank that is described below. The additional $1 million of compensating balance was to stay in place until such time as we are in compliance with the original covenants. As of December 31, 2013, this compensation balance was released. The agreement requires us, among other things, to maintain shareholders’ equity, cash balance and liabilities to banks at specified levels and to achieve certain levels of operating income. The agreement also restricts us from paying dividends.

In September 2011, we entered into loan agreements with Bank Leumi in Israel that provided for loans in the total amount of $12.0 million. The loans bear interest at LIBOR plus 3.4% with respect to one-half of the principal amount of the loans and LIBOR plus 2.75% with respect to the other half of the loans. According to the loan agreement we are required to maintain compensating balances as a bank deposit in an amount equal to 50% of the principal amount of the loan, plus an additional $1 million in connection with a waiver granted by the bank that is described below. The additional $1 million of compensating balance was to stay in place until such time as we are in compliance with the original covenants. As of December 31, 2013, this compensation balance was released. This bank deposit bears interest at LIBOR plus 2.38%. The principal amount borrowed is repayable in 20 equal quarterly installments from December 2011 through September 2017.

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

During 2012, we were not in compliance with some of the financial covenants contained in our loan agreements. Each of Bank Leumi, Bank Mizrahi and First International Bank agreed to waive compliance with these covenants, subject to compliance with revised financial covenants during the remainder of 2012 and 2013, an increase in the interest rate with respect to one of the loans and an increase in required compensating balances. As of December 31, 2013, we were in compliance with the covenants in our loan agreements. If we are unable to comply with our revised financial covenants, our lenders could require us to repay all of our outstanding loans.

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

Israeli Tax Considerations and Government Programs

The following is a brief summary of the material Israeli income tax laws applicable to us, and certain Israeli Government programs that benefit us. This section also contains a discussion of material Israeli income tax consequences concerning the ownership and disposition of our ordinary shares. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. Several parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation.

General Corporate Tax Structure in Israel

Israeli companies were generally subject to corporate tax at the rate of 25% of their taxable income in 2013 and 2012, and are subject to corporate tax at the rate of 26.5% of their taxable income in 2014 and thereafter pursuant to a recent amendment adopted in July 2013. However, the effective tax rate payable by a company that qualifies as an Industrial Company that derives income from an Approved Enterprise, a Preferred Enterprise or a Beneficiary Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets) by “Industrial Enterprises” (as defined under the Investment Law).

The Investment Law was significantly amended effective April 1, 2005 (the “2005 Amendment”), and further amended as of January 1, 2011 (the “2011 Amendment”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the 2005 Amendment. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead irrevocably to forego such benefits and have the benefits of the 2011 Amendment apply.

Tax Benefits Prior to the 2005 Amendment

An investment program that is implemented in accordance with the provisions of the Investment Law prior to the 2005 Amendment, referred to as an “Approved Enterprise,” is entitled to certain benefits. A company that wished to receive benefits as an Approved Enterprise must have received approval from the Investment Center of the Israeli Ministry of Industry, Trade and Labor, or the Investment Center. Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

In general, an Approved Enterprise is entitled to receive a grant from the Government of Israel and certain tax benefits under the “Grant Track” or an alternative package of tax benefits under the “Alternative Track”. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise. Income derived from activity that is not approved by the Investment Center or not integral to the activity of the Approved Enterprise does not enjoy tax benefits.

The tax benefits include a tax exemption for at least the first two years of the benefit period (depending on the geographic location of the Approved Enterprise facility within Israel) and the taxation of income generated from an Approved Enterprise at a reduced corporate tax rate of up to 25% for the remainder of the benefit period. The benefit period is ordinarily seven years commencing with the year in which the Approved Enterprise first generates taxable income. The benefit period is limited to 12 years from the operational year as determined by the Investment Center or 14 years from the start of the tax year in which approval of the Approved Enterprise is obtained, whichever is earlier. This limitation does not apply to the exemption period under the Approved Enterprise status.

A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors Company, or a FIC, which is a company with a level of foreign investment, as defined in the Investment Law, of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether a company qualifies as a FIC is made on an annual basis. A company that qualifies as a FIC and has an Approved Enterprise program is eligible for an extended ten-year benefit period. As specified above, depending on the geographic location of the Approved Enterprise within Israel, income derived from the Approved Enterprise program may be exempt from tax on its undistributed income for a period of between two to ten years, and will be subject to a reduced tax rate for the remainder of the benefit period. The tax rate for the remainder of the benefits period will be 25%, unless the level of foreign investment exceeds 49%, in which case the tax rate will be 20% if the foreign investment is more than 49% and less than 74%; 15% if more than 74% and less than 90%; and 10% if 90% or more.

If a company elects the Alternative Track and distributes a dividend out of income derived from the Approved Enterprise during the tax exemption period, such dividend will be subject to tax on the gross amount distributed. The tax rate will be the rate which would have been applicable had the company not elected the alternative package of benefits. This rate is generally 10%-25%, depending on the percentage of the company’s shares held by foreign shareholders. The dividend recipient is subject to withholdings of tax at the source by the company at the reduced rate applicable to dividends from Approved Enterprises, which is 15% if the dividend is distributed during the tax exemption period or within 12 years after the period. This limitation does not apply to an FIC.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an Approved Enterprise program during the first five years in which the equipment is used.

The benefits available to an Approved Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index, and interest.

Our production facilities in Israel have been granted the status of an Approved Enterprise in accordance with the Investment Law under four separate investment programs. In accordance with the provisions of the Investment Law, we have elected the Alternative Track.

Therefore, our income derived from the Approved Enterprise will be entitled to a tax exemption for a period of two years and to an additional period of five to eight years of reduced tax rates of 10% -25% (based on the percentage of foreign ownership). As noted above, the benefit period is limited to 12 years from the operational year as determined by the Investment Center or 14 years from the start of the tax year in which the applicable approval of the Approved Enterprise was obtained, whichever is earlier. This limitation does not apply to the exemption period under the Approved Enterprise status.

Tax Benefits Subsequent to the 2005 Amendment

The 2005 Amendment changed certain provisions of the Investment Law. As a result of the 2005 Amendment, a company was no longer obliged to obtain Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Track, and therefore generally there was no need to apply to the Investment Center for this purpose (Approved Enterprise status remains mandatory for companies seeking cash grants). Rather, the Company may claim the tax benefits offered by the Investment Law directly in its tax returns by notifying the Israeli Tax Authority within 12 months of the end of that year, provided that its facilities meet the criteria for tax benefits set out by the 2005 Amendment. Companies are also granted the right to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the 2005 Amendment.

The 2005 Amendment applies to new investment programs and investment programs with an election year commencing after 2004, but does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval.

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export to specific markets with a population of at least 12 million (following an amendment which became effective as of July 2013, the export criteria was increased to markets with population of at least 14 million; such export criteria will further increase in the future by 1.4% per annum) and meet additional criteria stipulate in the amendment (referred to as a “Beneficiary Enterprise”). In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets all of the conditions, including exceeding a minimum investment amount specified in the Investment Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to its Beneficiary Enterprise (the “Year of Election”).

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Beneficiary Enterprise depend on, among other things, the geographic location in Israel of the Beneficiary Enterprise. The geographic location of the company at the year of election will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Beneficiary Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year if it is a qualified FIC. A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Beneficiary Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend at the otherwise applicable rate of 10%-25%. Dividends paid out of income attributed to a Beneficiary Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty.

The duration of tax benefits is subject to a limitation of the earlier of 7 to 10 years from the Commencement Year, or 12 years from the first day of the Year of Election.

The benefits available to a Beneficiary Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it may be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index, and interest, or other monetary penalties.

We have elected 2008 and 2011 as “Years of Election” under the Investment Law for our Beneficiary Enterprise status.

Tax Benefits under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. Similarly to “Beneficiary Company”, a Preferred Company is an industrial company owning a Preferred Enterprise which meets certain conditions (including a minimum threshold of 25% export). However, under this new legislation the requirement for a minimum investment in productive assets was cancelled.

Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate will be reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013 and to 16% and 9% in 2014 and thereafter, respectively.

Dividends paid out of income attributed to a Preferred Enterprise during 2014 and thereafter are generally subject to withholding tax at the rate of 20% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld (however, if afterward distributed to individuals or non-Israeli company a withholding of 20% or such lower rate as may be provided in an applicable tax treaty, will apply).

The 2011 Amendment also provided transitional provisions to address companies already enjoying existing tax benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011: (i) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise which chose to receive grants and certain tax benefits under the Grant Track before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain conditions; and (ii) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise under the Alternative Track before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met; and (iii) a Beneficiary Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met.

We have reviewed and evaluated the implications and effect of the benefits under the 2011 Amendment, and, while potentially eligible for such benefits, we have not yet chosen to be subject to the tax benefits introduced by the 2011 Amendment.

From time to time, the Israeli Government has discussed reducing the benefits available to companies under the Investment Law. The termination or substantial reduction of any of the benefits available under the Investment Law could materially increase our tax liabilities.

Tax Benefits and Funding for Research and Development

Israeli tax law allows, under specific conditions, a tax deduction for research and development expenditures, including capital expenditures, relating to scientific research and development projects, for the year in which they are incurred. Such expenditures must be approved by the relevant Israeli government ministry, determined by the field of research, and the research and development must be for the promotion or development of the enterprise. The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Expenditures not approved by the relevant Israeli government ministry, but otherwise qualifying for deduction, are deductible over a three-year period.

The Government of Israel encourages research and development projects through the OCS pursuant to the Law for the Encouragement of Industrial Research and Development, 5744-1984, and the regulations promulgated thereunder (the “Research and Development Law”). Under the Research and Development Law, research and development programs that meet specified criteria and are approved by the research committee of the OCS are eligible for funding of up to 50% of certain approved expenditures of such programs, as determined by such committee. The recipients of such funding are subject to the Research and Development Law, which sets various limitations and obligation, including those described below.

A recipient of OCS funding is required to pay the OCS royalties from the revenues derived from products incorporating know-how developed within the framework of each such program or derived from such program, usually up to an aggregate of 100% of the dollar-linked value of the total funding received in respect of such program (or, for funding received on or after January 1, 1999, until 100% of the dollar value plus LIBOR interest is repaid). The royalty rates range generally from 3% to 6%, depending on the number of years that lapse between receipt of the funding and repayment, as well as on other circumstances.

The Research and Development Law generally requires that a product developed under a program be manufactured in Israel unless the OCS approves otherwise in writing in advance. Upon the approval of a governmental committee under the Research and Development Law, some of the manufacturing volume may be performed outside of Israel, provided that the funding recipient pays royalties at an increased rate, which may be substantial (and possibly higher than 6%), and the aggregate repayment amount is increased up to 300% of the funding and applicable LIBOR interest, depending on the portion of the total manufacturing volume that is performed outside of Israel. A recent amendment to the Research and Development Law further permits the OCS, among other things, to approve in certain conditions the transfer of manufacturing rights outside of Israel in exchange for the import of a different manufactured product or manufacturing rights into Israel as a substitute, in lieu of the increased royalties. The Research and Development Law also allows for the approval of funding in cases in which an applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program, subject to the payment of an increased royalty rate and an aggregate royalty payment.

The technology and know-how developed in connection with the OCS funding or any rights therein must not be transferred to others (including affiliated companies), including non-residents of Israel, without the prior approval of a governmental committee under the Research and Development Law, which may require also a payment to the OCS according to the formulas and rules that are set in the Research and Development Law (which may reach up to six times the amount of the OCS funding received plus the applicable LIBOR). The Research and Development Law authorizes the OCS to approve only certain kind of transfer of know-how and in any case such approval is not guaranteed.

The OCS approval, however, is not required for the export of any products developed using the OCS funding. Approval of the transfer of technology and know-how to residents of Israel may be granted in specific circumstances, only if the recipient abides by the provisions of the Research and Development Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased.

The limitations and obligations under the Research and Development Law apply even after the payment of all royalties, or even if no production is carried out based on the OCS-funded know-how. The Research and Development Law ceases to apply to an OCS-funded company only after the know-how connected with the OCS funding is fully transferred to another entity with the approval of the OCS. Violation of the Research and Development Law may result, among other things, in a requirement to repay the any OCS funding, including interest, differentials and penalties and criminal sanctions. As of this date, there are no OCS audits, actions, claims, suits, proceedings or investigations against us.

The funds available for OCS funding out of the annual budget of the State of Israel have been reduced in the past and may be further reduced in the future. We cannot predict whether, if at all, we would be entitled to any future funding or the amounts of any such funding. In return for the Israel government’s participation payments in programs approved by the OCS, we are obligated to pay royalties at a rate of 3% to 6% of sales of developed products until the OCS is repaid in full. As of December 31, 2013, we have and have a contingent obligation to pay royalties in the amount of approximately $34 million. We may, in the future, apply for additional OCS funding.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969 (the “Industry Encouragement Law”), generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” We currently qualify as an Industrial Company within the meaning of the Industry Encouragement Law.

The Industry Encouragement Law defines an “Industrial Company” as a company resident in Israel, of which 90% or more of its income in any tax year, other than income from defense loans, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

•	amortization over an eight-year period of the cost of purchased know-how and patents and rights to use a patent and know-how which are used for the development or advancement of the company;

•	under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

•	expenses related to a public offering are deductible in equal amounts over a three-year period.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon the approval of any governmental authority. The Israeli tax authorities may determine that we do not qualify as an Industrial Company, which could entail our loss of the benefits that relate to this status. There can be no assurance that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Taxation of our Shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of 25% or more in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Additionally, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset is generally exempt from Israeli capital gains tax unless, among other things, (i) the capital gain arising from the disposition is attributed to business income derived by a permanent establishment of the shareholder in Israel; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition; or (iii) such U.S. resident is an individual and was present in Israel for 183 days or more during the relevant taxable year.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source.

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents generally will be subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right.

However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise, a Preferred Enterprise or a Beneficiary Enterprise, unless a reduced tax rate is provided under an applicable tax treaty. Pursuant to the Tax Amendment, effective January 1, 2014, if the dividend is being paid out of certain income attributable to an Preferred Enterprise , the dividend will be subject to tax at the rate of 20% (and not 15%). A different rate may be provided in a treaty between Israel and the shareholder’s country of residence, as mentioned below.

In this regard, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a United States resident (for purposes of the United States-Israel Tax Treaty) is 25%. Consequently, distributions to U.S. residents of income attributed to an Approved Enterprise, a Preferred Enterprise or a Beneficiary Enterprise will be subject to withholding tax at a rate of 15%. However, generally, the maximum rate of withholding tax on dividends, not generated by an Approved Enterprise, a Preferred Enterprise or a Beneficiary Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

U.S. Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax consequences to “U.S. Holders” (as defined below) arising from the acquisition, ownership and disposition of our ordinary shares. This summary is based on the Internal Revenue Code of 1986, as amended, or the “Code,” the final, temporary and proposed U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change (possibly with retroactive effect) or different interpretations. For purposes of this summary, a “U.S. Holder” will be deemed to refer only to any of the following beneficial owners of our ordinary shares:

•	an individual who is either a U.S. citizen or a resident of the United States for U.S. federal income tax purposes;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income tax regardless of the source of its income; and

•	a trust, if (a) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This summary does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders by reason of their particular circumstances, including potential application of the U.S. federal alternative minimum tax, or any aspect of state, local or non-U.S. federal tax laws or U.S. federal tax laws other than U.S. federal income tax laws. In addition, this summary is directed only to U.S. Holders that hold our ordinary shares as “capital assets” within the meaning of Section 1221 of the Code and does not address the considerations that may be applicable to particular classes of U.S. Holders, including U.S. expatriates, financial institutions, regulated investment companies, real estate investment trusts, pension funds, insurance companies, broker-dealers, tax-exempt organizations, grantor trusts, partnerships or other pass-through entities, partners or other equity holders in partnerships or other pass-through entities, holders whose functional currency is not the U.S. dollar, holders who have elected mark-to-market accounting, holders who acquired our ordinary shares through the exercise of options or otherwise as compensation, holders who hold our ordinary shares as part of a “straddle,” “hedge” or “conversion transaction,” holders selling our ordinary shares short, holders deemed to have sold our ordinary shares in a “constructive sale,” and holders, directly, indirectly or through attribution, of 10% or more (by vote or value) of our outstanding ordinary shares.

Each U.S. Holder should consult with its own tax advisor as to the particular tax consequences to it of the acquisition, ownership and disposition of our ordinary shares, including the effects of applicable tax treaties, state, local, foreign or other tax laws and possible changes in the tax laws.

Distributions With Respect to Our Ordinary Shares

We do not expect to pay cash dividends for the foreseeable future. In the event we do make a distribution with respect to our ordinary shares, subject to the discussion below under “Passive Foreign Investment Company Status,” for U.S. federal income tax purposes, the amount of the distribution will equal the U.S. Dollar value of the gross amount of cash and/or the fair market value of any property distributed, including the amount of any Israeli taxes withheld on such distribution as described above under “Israeli Tax Considerations – Taxation of Non-Israeli Shareholders on Receipt of Dividends.” Other than distributions in liquidation or in redemption of our ordinary shares that are treated as exchanges, a distribution with respect to our ordinary shares to a U.S. Holder generally will be treated as a dividend to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution that exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis in its ordinary shares (but not below zero), and then generally as capital gain from a deemed sale or exchange of such ordinary shares. Corporate U.S. Holders generally will not be allowed a deduction under Section 243 of the Code for dividends received on our ordinary shares and thus will be subject to tax at the rate applicable to their taxable income. Currently, a noncorporate U.S. Holder’s “qualified dividend income” generally is subject to tax at a rate of 20%. For this purpose, “qualified dividend income” generally includes dividends paid by a foreign corporation if, among other things, the noncorporate U.S. Holder meets certain minimum holding period requirements and either (a) the stock of such corporation is readily tradable on an established securities market in the U.S., including the NASDAQ Global Select Market, or (b) such corporation is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The U.S. Secretary of the Treasury has indicated that the income tax treaty between the United States and Israel is satisfactory for this purpose. Dividends paid by us will not qualify for the 20% U.S. federal income tax rate, however, if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes. See the discussion below under the heading “Passive Foreign Investment Company Status.” A noncorporate U.S. Holder may be subject to an additional tax based on its “net investment income,” (which generally is computed as gross income from interest, dividends, annuities, royalties and rents and gain from the sale of property (other than property held in the active conduct of a trade or business that does not regularly trade financial instruments or commodities), less the amount of deductions properly allocable to such income or gain. Such tax is equal to 3.8% of the lesser of an individual U.S. Holder’s (i) net investment income or (ii) the excess of such U.S. Holder’s “modified adjusted gross income” (adjusted gross income plus the amount of any foreign earned income excluded from income under Section 911(a)(1) of the Code, net of deductions and exclusions disallowed with respect to such foreign earned income) over a specified threshold amount ($250,000 in the case of a joint return or surviving spouse, $125,000 in the case of a married individual filing a separate return and $200,000 in any other case). In the case of a U.S. Holder which is an estate or trust, the tax is equal to 3.8% of the lesser of (i) undistributed net investment income or (ii) the excess of adjusted gross income (as defined in Section 67(e) of the Code) over the dollar amount at which the highest tax bracket applicable to an estate or trust begins.

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

Dividends received with respect to our ordinary shares will constitute “portfolio income” for purposes of the limitation on the deductibility of passive activity losses and, therefore, generally may not be offset by passive activity losses. Dividends received with respect to our ordinary shares also generally will be treated as “investment income” for purposes of the investment interest deduction limitation contained in Section 163(d) of the Code, and generally as foreign-source passive income for U.S. foreign tax credit purposes. Subject to certain limitations, U.S. Holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability any Israeli income tax withheld from distributions with respect to our ordinary shares which constitute dividends under U.S. income tax law. A U.S. Holder that does not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld, but only if the U.S. Holder elects to do so with respect to all foreign income taxes in such year. In addition, special rules may apply to the computation of foreign tax credits relating to “qualified dividend income,” as defined above. The calculation of foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign income taxes, the availability of deductions involve the application of complex rules that depend on a U.S. Holder’s particular circumstances. U.S. Holders are urged to consult their own tax advisors regarding the availability to them of foreign tax credits or deductions in respect of any Israeli tax withheld or paid with respect to any dividends which may be paid with respect to our ordinary shares.

Disposition of Our Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder’s sale, exchange or other taxable disposition of our ordinary shares generally will result in the recognition by such U.S. Holder of capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis in the ordinary shares disposed of (measured in U.S. dollars). This gain or loss will be long-term capital gain or loss if such ordinary shares have been held or are deemed to have been held for more than one year at the time of the disposition. Individual U.S. Holders currently are subject to a maximum tax rate of 20% on long-term capital gains, also may be subject to the additional tax on “net investment income” described above in “Distributions With Respect to Our Ordinary Shares.” If the U.S. Holder’s holding period on the date of the taxable disposition is one year or less, such gain or loss will be a short-term capital gain or loss. Short-term capital gains generally are taxed at the same rates applicable to ordinary income. See “Israeli Tax Considerations - Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders” for a discussion of taxation by Israel of capital gains realized on sales of our ordinary shares. Any capital loss realized upon the taxable disposition of our ordinary shares generally will be deductible only against capital gains and not against ordinary income, except that noncorporate U.S. Holders generally may deduct annually from ordinary income up to $3,000 of net capital losses. In general, any capital gain or loss recognized by a U.S. Holder upon the taxable disposition of our ordinary shares will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes, although the tax treaty between the United States and Israel may permit gain derived from the taxable disposition of ordinary shares by a U.S. Holder to be treated as foreign-source income for U.S. foreign tax credit purposes under certain circumstances.

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

Passive Foreign Investment Company Status

Generally, a foreign corporation is treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any tax year if, in such tax year, either (i) 75% or more of its gross income (including its pro rata share of the gross income of any company in which it is considered to own 25% or more of the shares by value) is passive in nature (the “Income Test”), or (ii) the average percentage of its assets during such tax year (including its pro rata share of the assets of any company in which it is considered to own 25% or more of the shares by value) which produce, or are held for the production of, passive income (determined by averaging the percentage of the fair market value of its total assets which are passive assets as of the end of each quarter of such year) is 50% or more (the “Asset Test”). Passive income for this purpose generally includes dividends, interest, rents, royalties and gains from securities and commodities transactions. Cash is treated as generating passive income.

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

We must make a separate determination each taxable year as to whether we are a PFIC. As a result, our PFIC status may change from year to year. Based on the composition of our gross income and the composition and value of our gross assets during each of 2004, 2005, 2006, 2007, 2008, 2009, 2010, 2011, 2012 and 2013, we do not believe that we were a PFIC during any of such tax years. It is likely, however, that under the asset valuation method described in the legislative history of the 1997 Act, we would have been classified as a PFIC for each of 2001, 2002 and 2003 primarily because (a) a significant portion of our assets consisted of the remaining proceeds of our two public offerings of ordinary shares in 1999, and (b) the public market valuation of our ordinary shares during such years was relatively low. There can be no assurance that we will not be deemed a PFIC for any future tax year in which, for example, the value of our assets, as measured by the public market valuation of our ordinary shares, declines in relation to the value of our passive assets (generally, cash, cash equivalents and marketable securities). If we are treated as a PFIC with respect to a U.S. Holder for any tax year, the U.S. Holder will be deemed to own ordinary shares in any of our subsidiaries that are also PFICs.

If we are treated as a PFIC for U.S. federal income tax purposes for any year during a U.S. Holder’s holding period of our ordinary shares and the U.S. Holder does not make a QEF Election or a “mark-to-market” election (both as described below), the U.S. Holder would be subject to the following rules:

(i)	the U.S. Holder would be required to (a) report as ordinary income any “excess distributions” (as defined below) allocated to the current tax year and any period prior to the first day of the first tax year in which we were a PFIC, (b) pay tax on amounts allocated to each prior tax year in which we were a PFIC at the highest rate for individuals or corporations as appropriate in effect for such prior year, and (c) pay an interest charge on the tax due for prior tax years in which we were a PFIC at the rate applicable to deficiencies of U.S. federal income tax. “Excess distributions” with respect to any U.S. Holder are amounts received by such U.S. Holder with respect to our ordinary shares in any tax year that exceed 125% of the average distributions received by such U.S. Holder from us during the shorter of (i) the three previous years, or (ii) such U.S. Holder’s holding period of our ordinary shares before the then-current tax year. Excess distributions must be allocated ratably to each day that a U.S. Holder has held our ordinary shares.

(ii)	the entire amount of any gain realized by the U.S. Holder upon the sale or other disposition of our ordinary shares also would be treated as an “excess distribution” subject to tax as described above.

(iii)	the tax basis in ordinary shares acquired from a decedent who was a U.S. Holder generally would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis, if lower.

If we are a PFIC for any tax year in which a U.S. Holder holds our ordinary shares, we generally will continue to be treated as a PFIC as to such U.S. Holder for all subsequent years during the U.S. Holder’s holding period unless we cease to be a PFIC and the U.S. Holder elects to recognize gain based on the unrealized appreciation in such U.S. Holder’s ordinary shares through the close of the tax year in which we cease to be a PFIC. Thereafter, so long as we do not again become a PFIC, such U.S. Holder’s ordinary shares for which an election was made will not be treated as shares in a PFIC.

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

Due to the complexity of the PFIC rules and the uncertainty of their application in many circumstances, U.S. Holders should consult their own tax advisors with respect to the U.S. federal income tax risks related to owning and disposing of our ordinary shares, the consequence of our status as a PFIC and, if we are treated as a PFIC, compliance with the applicable reporting requirements and the eligibility, manner and advisability of making a QEF Election or a mark-to-market election.

Information Reporting and Backup Withholding

Payments in respect of our ordinary shares that are made in the United States or by certain U.S.-related financial intermediaries may be subject to information reporting requirements and U.S. backup withholding tax, currently at a rate of 28%. The information reporting requirements will not apply, however, to payments to certain exempt U.S. Holders, including corporations and tax-exempt organizations. In addition, backup withholding will not apply to a U.S. Holder that furnishes a correct taxpayer identification number on U.S. Internal Revenue Service Form W-9 (or substitute form). The backup withholding tax is not an additional tax. Amounts withheld under the backup withholding tax rules may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding tax rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service. U.S. Holders should consult their own tax advisors regarding their qualification for an exemption from the backup withholding tax and the procedures for obtaining such an exemption, if applicable.

Foreign Asset Reporting

Pursuant to recently enacted legislation, a U.S. Holder with interests in “specified foreign financial assets” (including, among other assets, our ordinary shares, unless such ordinary shares are held on such U.S. Holder’s behalf through a financial institution) may be required to file an information report with the U.S. Internal Revenue Service if the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable U.S. Internal Revenue Service guidance). Each U.S. Holders should consult with its own tax advisor regarding its obligation to file such information reports in light of its own particular circumstances.

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

We are exposed to financial market risk associated with changes in foreign currency exchange rates. To mitigate these risks, we use derivative financial instruments. The majority of our revenues and expenses are generated in U.S. dollars. A portion of our expenses, however, is denominated in NIS. In order to protect ourselves against the volatility of future cash flows caused by changes in foreign exchange rates, we use currency forward contracts and currency options. We hedge the part of our forecasted expenses denominated in NIS. If our currency forward contracts and currency options meet the definition of a hedge, and are so designated, changes in the fair value of the contracts will be offset against changes in the fair value of the hedged assets or liabilities through earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change. Our hedging program reduces, but does not eliminate, the impact of foreign currency rate movements and due to the general economic slowdown along with the devaluation of the dollar, our results of operations may be adversely affected. Without taking into account the mitigating effect of our hedging activity, a 10% decrease in the U.S. dollar exchange rates in effect for the year ended December 31, 2013 would cause a decrease in net income of approximately $5 million.

We are subject to market risk from exposure to changes in interest rates relating to borrowings under our loan agreements. The interest rate on these borrowings is based on LIBOR. Based on our the scheduled amount of these borrowings to be outstanding in 2013, we estimate that each 100 basis point increase in our borrowing rates would result in additional interest expense to us of approximately $120,000.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in 13a-15(e) under the Securities Exchange Act) as of December 31, 2013. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were (i) designed to ensure that material information relating to us, including our consolidated subsidiaries, is made known to our management, including our Chief Executive Officer and Chief Financial Officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared and (ii) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2013 based on the framework for Internal Control - Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (COSO). Based on our assessment under that framework and the criteria established therein, our management concluded that the Company’s internal control over financial reporting were effective as of December 31, 2013.

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

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has served as our independent public accountants for each of the years in the three-year period ended December 31, 2013. The following table presents the aggregate fees for professional audit services and other services rendered by Kost Forer Gabbay & Kasierer in 2012 and 2013.

	Year Ended December 31, (Amounts in thousands)
	2012	2013
Audit Fees	$320	$340
Audit Related Fees	4	45
Tax Fees	97	80
Total	$421	$465

Audit Fees consist of fees billed for the annual audit of the company’s consolidated financial statements and the statutory financial statements of the company. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include services rendered for the integrated audit over internal controls as required under Section 404 of the Sarbanes-Oxley Act applicable in 2012 and 2013, the provision of consents and the review of documents filed with the SEC.

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

During 2013, no services provided to AudioCodes by Kost Forer Gabbay & Kasierer were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. We approve all such compensation by the audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFIED ACCOUNTANT

ELIMINATE TABLE ABOVE

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 to F-49 hereto.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit		Incorporated by Reference
No.	Document	Form	File No.	Date Filed

1.1‡	Memorandum of Association of Registrant.	F-1	333-10352	5/13/1999

1.2	Articles of Association of Registrant, as amended.	20-F (2011)	000-30070	4/19/2012

2.1	Indenture, dated November 9, 2004, between AudioCodes Ltd. and U.S. Bank National Association, as Trustee, with respect to the 2.00% Senior Convertible Notes due 2024.	F-3	333-123859	4/05/2005

4.1	AudioCodes Ltd. 1997 Key Employee Option Plan (C).	F-1	333-10352	5/13/1999

4.2	AudioCodes Ltd. 1997 Key Employee Option Plan, Qualified Stock Option Plan-U.S. Employees (D).	F-1	333-10352	5/13/1999

4.3	License Agreement between AudioCodes Ltd. and DSP Group, Inc., dated as of May 6, 1999.	F-1	333-10352	5/22/1999

4.4	AudioCodes Ltd. 1997 Key Employee Option Plan (D).	F-1	333-10352	5/13/1999

Exhibit		Incorporated by Reference
No.	Document	Form	File No.	Date Filed

4.5	AudioCodes Ltd. 1997 Key Employee Option Plan (E).	F-1	333-10352	5/13/1999

4.6	AudioCodes Ltd. 1999 Key Employee Option Plan (F), as amended.	20-F (2002)	000-30070	3/27/2002

4.7	AudioCodes Ltd. 1997 Key Employee Option Plan, Qualified Stock Option Plan-U.S. Employees (E).	F-1	333-10352	5/13/1999

4.8	AudioCodes Ltd. 1999 Key Employee Option Plan, Qualified Stock Option Plan-U.S. Employees (F).	20-F (2002)	000-30070	3/27/2002

4.9	AudioCodes Ltd. 2001 Employee Stock Purchase Plan-Global Non U.S., as amended.	S-8	333-144823	7/24/2007

4.10	AudioCodes Ltd. 2001 U.S. Employee Stock Purchase Plan, as amended.	S-8	333-144823	7/24/2007

4.11	AudioCodes Ltd. 2007 U.S. Employee Stock Purchase Plan.	S-8	333-144825	7/24/2007

4.12	Sublease Agreement between AudioCodes USA, Inc. and Continental Resources, Inc., dated December 30, 2003.	20-F (2003)	000-30070	6/30/2004

4.13	Addendum No. 2, dated November 6, 2013, to Sublease Agreement, dated December 30, 2003, between Continental Resources, Inc., as landlord, and AudioCodes USA Inc., as tenant.	6-K	000-30070	3/04/2014

4.13	Employment Agreement between AudioCodes Ltd. and Shabtai Adlersberg.	6-K	000-30070	11/12/2009

4.14	Amendment No. 1 to Employment Agreement between AudioCodes Ltd. and Shabtai Adlersberg.	6-K	000-30070	8/8/2013

4.15†	Building and Tenancy Lease Agreement, dated May 11, 2007, by and between Airport City Ltd. and AudioCodes Ltd.	20-F (2006)	000-30070	6/27/2007

4.16†	English Summary of Addendum, dated September 23, 2013, to Lease and Construction Agreement of November 14, 2000, between Airport City Ltd., as landlord and AudioCodes Ltd., as tenant.	6-K	000-30070	1/6/2014

4.17	AudioCodes Ltd. 2008 Equity Incentive Plan.	20-F (2008)	000-30070	6/30/2009

4.18	Amendment to AudioCodes Ltd. 2008 Equity Incentive Plan.	S-8	333-170676	11/18/2010

4.19	Amendment No. 2 to AudioCodes Ltd. 2008 Equity Incentive Plan.	S-8	333-190437	8/07/2013

4.20‡	Loan Requests, dated May 13, 2008, between First International Bank of Israel, as lender, and AudioCodes Ltd., as borrower.	20-F (2012)	000-30070	4/11/2013

Exhibit		Incorporated by Reference
No.	Document	Form	File No.	Date Filed

4.21‡	Loan Requests, dated September 27, 2011, between First International Bank of Israel, as lender, and AudioCodes Ltd., as borrower.	20-F (2012)	000-30070	4/11/2013

4.22‡	Restated Undertaking Letter to First International Bank of Israel, dated May 6, 2008.	20-F (2012)	000-30070	4/11/2013

4.23‡	Amendments to Undertaking Letter to First International Bank of Israel, dated September 15, 2009, February 16, 2009, September 26, 2011, December 29, 2011 and July 23, 2012.	20-F (2012)	000-30070	4/11/2013

4.24‡	Letter Agreement, dated July 14, 2008, between Bank Mizrahi Tefahot Ltd., as lender, and AudioCodes Ltd., as borrower.	20-F (2012)	000-30070	4/11/2013

4.25‡	Secured Bond, dated July 14, 2008, delivered by AudioCodes Ltd., as borrower, in favor of Bank Mizrahi Tefahot Ltd., as lender.	20-F (2012)	000-30070	4/11/2013

4.26‡	Undertaking Letter to Bank Mizrahi Tefahot Ltd, dated December 12, 2011.	20-F (2012)	000-30070	4/11/2013

4.27‡	Deed of Pledge of Rights, dated December 12, 2011, delivered by AudioCodes Ltd., as borrower, in favor of Bank Mizrahi Tefahot Ltd., as lender.	20-F (2012)	000-30070	4/11/2013

4.28‡	Amendment to Undertaking Letter to Bank Mizrahi Tefahot Ltd., dated July 23, 2012.	20-F (2012)	000-30070	4/11/2013

4.29‡	Loan Requests, dated September 27, 2011, between Bank Leumi Israel Ltd., as lender, and AudioCodes Ltd., as borrower.	20-F (2012)	000-30070	4/11/2013

4.30‡	Undertaking Letter to Bank Leumi Israel Ltd., dated December 12, 2011.	20-F (2012)	000-30070	4/11/2013

4.31‡	Amendment to Undertaking Letter to Bank Leumi Israel Ltd., dated July 24, 2012.	20-F (2012)	000-30070	4/11/2013

4.32	Form of Insurance, Indemnification and Exculpation Agreement between the Registrant and each of its directors and executive officers.	6-K	000-30070	11/10/2011

4.33	AudioCodes Ltd. Executive Compensation Plan.	6-K	000-30070	11/10/2011

4.34	Underwriting Agreement, dated March 5, 2014, between AudioCodes Ltd. and William Blair & Company, L.L.C., as representative of the Underwriters.	6-K	000-30070	3/5/2014

8.1	Subsidiaries of the Registrant.	20-F (2012)	000-30070	4/11/2013

Exhibit		Incorporated by Reference
No.	Document	Form	File No.	Date Filed

12.1*	Certification of Shabtai Adlersberg, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Guy Avidan, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

101.1*#	Interactive Data Files (XBRL-Related Documents).

†	English summary of Hebrew original.
‡	English translation of Hebrew original.
*	Filed herewith.
#	Pursuant to Rule 406T of Regulation S-T, the information in Exhibit 101 is furnished and deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

AUDIOCODES LTD.

By:	/s/ SHABTAI ADLERSBERG
Shabtai Adlersberg
President and Chief Executive Officer

Date: March 25, 2014

AUDIOCODES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

IN U.S. DOLLARS

INDEX

Page

Report of Independent Registered Public Accounting Firm	F-2 - F-3

Consolidated Balance Sheets	F-4 - F-5

Consolidated Statements of Operations	F-6

Consolidated Statements of Comprehensive Income (Loss)	F-7

Statements of Changes in Equity	F-8

Consolidated Statements of Cash Flows	F-9 - F-10

Notes to Consolidated Financial Statements	F-11 - F-49

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

AUDIOCODES LTD.

We have audited the accompanying consolidated balance sheets of AudioCodes Ltd. (the "Company") as of December 31, 2012 and 2013, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2012 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with United States generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated March 25, 2014 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 25, 2014	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com	AUDIOCODES LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

AUDIOCODES LTD.

We have audited AudioCodes Ltd's (the "Company") internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2012 and 2013 and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2013 and our report dated March 25, 2014 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 25, 2014	A Member of Ernst & Young Global

AUDIOCODES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2012	2013

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$15,219	$30,763
Short-term and restricted bank deposits	10,330	9,101
Short-term marketable securities and accrued interest	7,966	15,706
Trade receivables (net of allowance for doubtful accounts of $ 2,146 and $ 2,347 at December 31, 2012 and 2013, respectively)	24,198	26,431
Other receivables and prepaid expenses	5,653	3,922
Deferred income tax assets, net	1,621	2,277
Inventories	16,797	13,811

Total current assets	81,784	102,011

LONG-TERM ASSETS:
Long-term and restricted bank deposits and accrued interest	9,251	6,697
Long-term marketable securities	15,762	-
Investment in an affiliated company	1,084	-
Deferred income tax assets, net	3,565	4,855
Severance pay funds	15,772	19,549

Total long-term assets	45,434	31,101

PROPERTY AND EQUIPMENT, NET	3,619	3,191

INTANGIBLE ASSETS, NET	2,857	4,252

GOODWILL	32,095	33,749

Total assets	$165,789	$174,304

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2012	2013
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank loan and current maturities of long-term bank loans	$8,436	$4,686
Trade payables	6,817	7,215
Senior convertible notes	-	353
Other payables and accrued expenses	15,062	17,958
Deferred revenues	4,871	6,940

Total current liabilities	35,186	37,152

LONG-TERM LIABILITIES:
Accrued severance pay	16,284	19,845
Senior convertible notes	353	-
Long-term banks loans	14,477	9,791
Deferred revenues and other liabilities	1,192	2,707

Total long-term liabilities	32,306	32,343

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 100,000,000 shares at December 31, 2012 and 2013; Issued: 49,332,510 shares at and 50,090,696 shares at December 31, 2012 and 2013, respectively; Outstanding: 37,975,803 shares and 38,733,989 shares at December 31, 2012 and 2013, respectively	112	114
Additional paid-in capital	197,653	201,248
Treasury stock at cost- 11,356,707 shares as of December 31, 2012 and 2013	(35,768)	(35,768)
Accumulated other comprehensive income	1,303	-
Accumulated deficit	(65,003)	(60,785)

Total equity	98,297	104,809

Total liabilities and equity	$165,789	$174,304

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2011	2012	2013

Revenues:
Products	$135,802	$103,651	$111,750
Services	20,025	23,839	25,482

Total revenues	155,827	127,490	137,232

Cost of revenues:
Products	59,917	48,371	51,996
Services	4,228	5,923	6,568

Total cost of revenues	64,145	54,294	58,564

Gross profit	91,682	73,196	78,668

Operating expenses:
Research and development, net	32,150	28,677	28,194
Selling and marketing	43,248	40,040	39,279
General and administrative	9,028	8,214	8,456

Total operating expenses	84,426	76,931	75,929

Operating income (loss)	7,256	(3,735)	2,739
Financial income, net	423	453	96

Income (loss) before taxes on income	7,679	(3,282)	2,835
Income tax benefit (expense), net	(238)	(541)	1,404
Equity in losses of an affiliated company	(277)	(354)	(21)

Net income (loss)	$7,164	$(4,177)	$4,218

Earnings (loss) per share:
Basic	$0.17	$(0.11)	$0.11
Diluted	$0.17	$(0.11)	$0.11

Weighted average number of shares used in per share computations of earnings (loss):
Basic	41,437,927	39,125,129	38,241,258
Diluted	41,935,097	39,125,129	39,096,758

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2011	2012	2013

Net income (loss)	$7,164	$(4,177)	$4,218

Other comprehensive income (loss) (“OCI”),, related to:
Gain (loss) on derivatives recognized in OCI	(205)	1,211	1,292
Loss (gain) on derivatives (effective portion) recognized in income	(857)	332	(2,595)
Other comprehensive income (loss), related to unrealized gains (loss) on cash flow hedges	(1,062)	1,543	(1,303)

Total comprehensive income (loss)	6,102	(2,634)	2,915

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

				Accumulated
		Additional		other
	Share	paid-in	Treasury	comprehensive	Accumulated	Total
	capital	capital	stock	income (loss)	deficit	equity

Balance as of January 1, 2011	$128	$191,277	$(25,057)	$822	$(67,990)	$99,180

Purchase of treasury stock	(11)	-	(3,998)	-	-	(4,009)
Issuance of shares upon exercise of options and employee stock purchase plan	2	1,703	-	-	-	1,705
Stock compensation related to options granted to employees	-	3,041	-	-	-	3,041
Other comprehensive loss	-	-	-	(1,062)	-	(1,062)
Net income	-	-	-	-	7,164	7,164

Balance as of December 31, 2011	119	196,021	(29,055)	(240)	(60,826)	106,019

Purchase of treasury stock	(7)	-	(6,713)	-	-	(6,720)
Issuance of shares upon exercise of options	-	103	-	-	-	103
Stock compensation related to options granted to employees	-	1,529	-	-	-	1,529
Other comprehensive income	-	-	-	1,543	-	1,543
Net loss	-	-	-	-	(4,177)	(4,177)

Balance as of December 31, 2012	112	197,653	(35,768)	1,303	(65,003)	98,297
Issuance of shares upon exercise of options	2	1,894	-	-	-	1,896
Stock compensation related to options granted to employees	-	1,701	-	-	-	1,701
Other comprehensive loss	-	-	-	(1,303)	-	(1,303)
Net income	-	-	-	-	4,218	4,218

Balance as of December 31, 2013	$114	$201,248	$(35,768)	$-	$(60,785)	$104,809

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2012	2013
Cash flows from operating activities:

Net income (loss)	$7,164	$(4,177)	$4,218
Adjustments required to reconcile net income (loss) to net cash provided by or used in operating activities:
Depreciation and amortization	3,239	2,883	3,207
Amortization of marketable securities premiums and accretion of discounts, net	416	436	349
Equity in losses of an affiliated company, net of interest on loans to an affiliated company	277	350	21
Stock-based compensation	2,323	1,529	1,701
Decrease (increase) in accrued interest on loans, marketable securities and bank deposits	(182)	4	73
Decrease (increase) in deferred income tax assets, net	(652)	14	(1,946)
Decrease (increase) in trade receivables, net	(4,602)	6,725	(2,254)
Decrease (increase) in other receivables and prepaid expenses	(403)	127	110
Decrease (increase) in inventories	(4,136)	3,618	2,986
Increase (decrease) in trade payables	(1,157)	(5,545)	403
Increase (decrease) in other payables and accrued expenses and other liabilities	(5,464)	(3,054)	2,577
Increase in deferred revenues	1,978	270	3,138
Decrease in accrued severance pay, net	(86)	(184)	(495)

Net cash provided by (used in) operating activities	(1,285)	2,996	14,088

Cash flows from investing activities:

Net loans provided to an affiliated company	(211)	(183)	(1,211)
Purchase of property and equipment	(1,579)	(2,006)	(1,586)
Purchase of marketable securities	(24,402)	-	-
Short-term and restricted bank deposits, net	(183)	3,678	1,229
Proceeds from redemption of marketable securities upon maturity	-	-	7,600
Proceeds from redemption of long-term bank deposits	-	-	2,623
Investment in long-term and restricted bank deposits	(9,120)	(131)	-

Net cash provided by (used in) investing activities	$(35,495)	$1,358	$8,655

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2012	2013
Cash flows from financing activities:

Purchase of treasury stock	$(3,812)	$(6,917)	$-
Proceeds from long-term bank loans	24,005	-	-
Repayment of long-term bank loans	(6,600)	(10,242)	(8,436)
Payment for acquisition of NSC non-controlling interest	(278)	(336)	(515)
Proceeds from issuance of shares upon exercise of options, warrants and employee stock purchase plan	1,411	103	1,752

Net cash provided by (used in) financing activities	14,726	(17,392)	(7,199)

Increase (decrease) in cash and cash equivalents	(22,054)	(13,038)	15,544
Cash and cash equivalents at the beginning of the year	50,311	28,257	15,219

Cash and cash equivalents at the end of the year	$28,257	$15,219	$30,763

Supplemental disclosure of cash flow activities:

Cash paid during the year for income taxes	$848	$313	$429

Cash paid during the year for interest	$356	$789	$583

Supplemental disclosures of non cash operational, financing and investing activities

Net change in gain (loss) on foreign currency cash flow hedges	$(1,062)	$1,543	$(1,303)

Total commitment in respect of treasury stock purchasing	$197	$-	$-
Conversion of employees stock purchase plan liability to equity upon issuance of shares	$294	$-	$-

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

The Company operates through its wholly-owned subsidiaries in the United States, Europe, Asia, Latin America and Israel.

b.	Acquisition of Natural Speech Communication Ltd. ("NSC"):

In January 2010, the Company entered into an agreement to acquire all of the outstanding equity of NSC that it did not own as of December 31, 2009. The closing of this transaction occurred in May 2010.

The liability recorded was comprised of two components: (1) the contingent payments for which the Company recorded a contingent consideration liability of $ 329 based on its estimated fair value as of the closing of the transaction (the "Contingent Payment"). This amount was estimated by utilizing an income approach, taking into account the potential cash payments based on the Company's expectation as to NSC's future revenues in each of the years ended December 31, 2010, 2011 and 2012, and was discounted to arrive at a present value amount. The discount rate was based on the market interest rate and NSC's estimated operational capitalization rate. The Contingent Payment liability was marked to market at fair value at each reporting date based on the Company's policy with subsequent changes in the value of the liability recorded in financial expenses in the statement of operations, while changes due to changes in estimates were recorded within operating income or expenses and (2) a liability with respect to the commitment for future payments was recorded at present value which amounted to $ 967 (the "Committed Payment"). The Committed Payment liability is not re-measured at subsequent periods and would only be adjusted for changes in time value.

As of December 31, 2012, the Committed Payment liability estimated fair value amounted to $ 391 and the Contingent Payment liability amounted to $ 115. During 2013, $ 395 was paid with respect to the Committed Payment liability and $ 120 was paid in respect of the Contingent Payment liability, since certain aggregate revenue milestones were met for the years ended December 31, 2010, 2011 and 2012.

c.	Asset Purchase Agreement with Mailvision Ltd ("Mailvision"):

In April 2013, the Company entered into an asset purchase agreement with Mailvision, an Israeli company which develops, markets and licenses VoIP solutions for mobile, PC and tablet devices for telecom operators and service providers, in which the Company held 29.2% of the outstanding share capital. Pursuant to the agreement, in May 2013, the Company acquired certain assets and assumed certain liabilities of Mailvision, (see also Note 3).

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

d.	The Group is dependent upon sole source suppliers for certain key components used in its products, including certain digital signal processing chips. Although there are a limited number of manufacturers of these particular components, management believes that other suppliers could provide similar components at comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which could adversely affect the operating results of the Group and its financial position.

e.	The Group's major customer in the years ended December 31, 2011, 2012 and 2013, accounted for 14.4%, 13.7% and 17.8%, respectively, of the total revenues in those years. No other customer accounted for more than 10% of the Group's revenues in those periods.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. As applicable to these consolidated financial statements, the most significant estimates and assumptions relate to revenue recognition and allowance for sales returns, allowance for doubtful accounts, inventories, intangible assets, goodwill, income taxes and related valuation allowance, stock-based compensation and contingent liabilities. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars ("dollars"):

A majority of the Group's revenues is generated in dollars. In addition, most of the Group's costs are denominated and determined in dollars and in new Israeli shekels. The Company's management believes that the dollar is the currency in the primary economic environment in which the Group operates. Thus, the functional and reporting currency of the Group is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Accounting Standards Codification ("ASC”) 830, "Foreign Currency Matters". All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

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

Short-term and restricted bank deposits are deposits with maturities of more than three months, but less than one year. The deposits are mainly in dollars and bear interest at an average rate of 0.81% and 0.97% for the years ended December 31, 2012 and 2013, respectively. Short-term and restricted deposits are presented at their cost. Any accrued interest on these deposits is included in other receivables and prepaid expenses.

In connection with the long-term bank loans and their related covenants, the Company is required to maintain compensating balances with the banks and to maintain deposits in the same banks that provided the loans (see Note 12). In addition, the Company maintains restricted deposits in connection with foreign exchange derivatives, guarantees for prepayment of account receivables and an office lease agreement (see also Note 13a). Out of the short-term and restricted bank deposits, a total of $ 10,330 and $ 7,321 are restricted short-term deposits as of December 31, 2012 and 2013, respectively.

f.	Marketable securities:

The Company accounts for investments in debt securities in accordance with ASC 320, "Investments-Debt and Equity Securities".

Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. For the years ended December 31, 2012 and 2013, all securities are classified as held-to-maturity since the Company has the intent and ability to hold the securities to maturity and, accordingly, debt securities are stated at amortized cost.

The amortized cost of held-to-maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity and any other than temporary impairment losses. Such amortization and interest are included in the consolidated statement of operations as financial income or expenses, as appropriate.

For the years ended December 31, 2011, 2012 and 2013, no other than temporary impairment losses have been identified.

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

Bank deposits and the related accrued interest with maturities of more than one year are included in long-term investments and presented at their cost. Accrued interest that is paid within a one year period is included in other receivables and prepaid expenses. The deposits are denominated in dollars and bear interest at an average rate of 2.54% and 2.57% for the years ended December 31, 2012 and 2013, respectively. In connection with the long-term bank loans, the Company is required to maintain compensating balances with the banks (see also Note 12). Out of the total long-term bank deposits, a total of $ 9,251 and $ 6,596 are restricted long-term deposits as of December 31, 2012 and 2013, respectively. The Company is required to maintain deposits in the same banks that provided the loans.

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

The Company's investment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable in accordance with ASC 323. During the years ended December 31, 2011, 2012 and 2013, no impairment losses had been identified. In May 2013, the Company acquired the activity of the affiliated company. (see also Note 3).

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

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	33
Office furniture and equipment	6 - 20 (mainly 15%)
Leasehold improvements	Over the shorter of the term of the lease or the useful life of the asset

The Group's long-lived assets are reviewed for impairment in accordance with ASC 360-10-35, "Property, Plant and Equipment - Subsequent Measurement", whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. Recoverability of assets (asset group) to be held and used is measured by a comparison of the carrying amount of an asset (asset group) to the future undiscounted cash flows expected to be generated by the asset if such assets are considered to be impaired. The impairment to be recognized is measured by the amount by which the carrying amount of the assets (asset groups) exceeds the fair value of the assets (asset groups). The loss is allocated to the long-lived assets of the Group on a pro rata basis using the relative carrying amounts of those assets, except that the loss allocated to an individual long-lived asset of the Group will not reduce the carrying amount of that asset below its fair value whenever that fair value is determinable. During the years ended December 31, 2011, 2012 and 2013, no impairment losses had been identified for property and equipment since the fair value of those assets (asset groups) was higher than its carrying amounts.

k.	Intangible assets:

Intangible assets are comprised of acquired technology, customer relations, trade names and existing contracts for maintenance.

Intangible assets that are not considered to have an indefinite useful life are amortized using the straight-line basis over their estimated useful lives, which range from three to ten years. Recoverability of these assets is measured by a comparison of the carrying amount of the asset to the undiscounted future cash flows expected to be generated by the assets. If the assets are considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired assets.

During the years ended December 31, 2011, 2012 and 2013, no impairment losses were identified.

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

ASC 350, "Intangibles – Goodwill and Other", prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. In such case, the second phase is then performed, and the Group measures impairment by comparing the carrying amount of the reporting unit's goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess. The Group has an option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required.

In addition, pursuant to ASC 350 an entity is allowed to perform a qualitative impairment assessment. If the entity determines that it is not more likely than not that the fair value of the reporting unit is less than the carrying amount, further testing of indefinite-lived intangible assets for impairment is not required and the entity would not need to calculate the fair value of the asset and perform a quantitative impairment test. The Group performed a quantitative impairment test during the year ended December 31, 2013.

For each of the three years in the period ended December 31, 2013, the Group performed an annual impairment analysis, using market capitalization, and no impairment losses have been identified.

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

In a multiple element arrangement, Accounting Standards Update ("ASU”) No. 2009-13, Topic 605 - "Multiple-Deliverable Revenue Arrangements" requires the allocation of arrangement consideration to each deliverable to be based on the relative selling price.

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

The Group limits the amount of revenue recognition for delivered elements to the amount that is not contingent on the future delivery of products or services or subject to customer- specific return or refund privileges. The Group evaluates each deliverable in an arrangement to determine whether they represent separate units of accounting.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Group grants to certain customers a right of return or the ability to exchange a specific percentage of the total price paid for products they have purchased over a limited period for other products. The Group maintains a provision for product returns and exchanges and other incentives based on its experience with historical sales returns, analysis of credit memo data and other known factors, in accordance with SAB 104. The provision was deducted from revenues and amounted to $ 1,232 and $ 1,288 as of December 31, 2012 and 2013, respectively.

Revenues from the sale of products which were not yet determined to be final sales due to acceptance provisions are deferred and included in deferred revenues. In cases where collectability is not probable, revenues are deferred and recognized upon collection.

n.	Warranty costs:

The Group generally provides a warranty period of 12 months at no extra charge. The Group estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Group's warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Group periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary. As of December 31, 2012 and 2013, the provision for warranty amounted to $ 497 and $ 406, respectively.

o.	Research and development costs:

Research and development costs, net of government grants received, are charged to the statement of operations as incurred. The total government grants presented as a reduction from research and development expenses during the years ended December 31, 2011, 2012 and 2013 were $ 2,776, $ 2,729 and $ 2,799, respectively.

p.	Income taxes:

The Group accounts for income taxes in accordance with ASC 740, "Income Taxes". ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and for carry forward losses. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group records a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

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

Interest and penalties assessed by taxing authorities on an underpayment of income taxes are included as a component of income tax expense in the consolidated statements of operations..

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

The Group presents total comprehensive income (loss) in accordance with ASU 2011-05, Topic 220. "Presentation of Comprehensive Income" and ASU 2011-12, Topic 220 - Comprehensive Income. ASU 2011-05 requires an entity to present, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements and eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The Company chose to present the components of net income and other comprehensive income in two separate but consecutive statements.

During the year ended December 31, 2013, the Company adopted ASU. 2013-02, Topic 350, "Comprehensive Income", which amends Topic 220 to improve the reporting of reclassifications out of accumulated other comprehensive income to the respective line items in net income. The adoption of ASU 2013-02, Topic 350 did not have a material impact on the consolidated financial statements.

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

The Company accounts for senior convertible notes in accordance with ASC 470-20, "Debt with Conversion and Other Options". ASC 470-20 specifies that issuers of such instruments should separately account for the liability and equity components on the issuance day in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. See also Note 11.

The Company presents the outstanding principal amount of its senior convertible notes as a long-term liability, in accordance with ASC 210-10-45, "Other Presentation Matters", (based on its expected redemption, taking into consideration redemption options of the holders). The debt is classified as a long-term liability until the date of conversion on which it would be reclassified to equity, or within one year of the first contractual redemption date, on which it would be reclassified as a short-term liability. Accrued interest on the senior convertible notes is included in "other payables and accrued expenses".

According to ASC 470-20, if an instrument within its scope is repurchased, an issuer shall allocate the consideration transferred and related transaction costs incurred, to the extinguishment of the liability component and the reacquisition of the equity component. See also Note 11.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Basic and diluted earnings (loss) per share:

Basic earnings (loss) per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted earnings (loss) per share are computed based on the weighted average number of ordinary shares outstanding during each year, plus potential dilutive ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings Per Share".

Senior convertible notes and certain outstanding stock options, restricted share units ("RSUs") and warrants have been excluded from the calculation of the diluted earnings per share since such securities are anti-dilutive for all years presented. The total weighted average number of shares related to the senior convertible notes and outstanding options, RSUs and warrants that have been excluded from the calculation of diluted earnings (loss) per share was 2,727,374, 4,072,517 and 1,545,867 for the years ended December 31, 2011, 2012 and 2013, respectively.

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

The weighted-average estimated fair value of employee stock options granted during the years ended December 31, 2011, 2012 and 2013, was $ 2.69, $ 1.35 and $ 3.00 per share, respectively, using the Black-Scholes option pricing formula. Fair values were estimated using the following weighted-average assumptions (annualized percentages):

	Year ended December 31,
	2011	2012	2013

Dividend yield	0%	0%	0%
Expected volatility	53.5%-59.6%	56.6%-61.5%	58.9%-61.9%
Risk-free interest	0.8%-2.04%	0.54%-1.04%	0.63%-1.78%
Expected life	4.67-5.69 years	4.79-5.70 years	4.72-5.67 years
Forfeiture rate	10.0%	5.5%	4.0%

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

The total equity-based compensation expenses relating to all of the Company's equity-based awards recognized for the years ended December 31, 2011, 2012 and 2013 were included in items of the consolidated statements of operations as follows:

	Year ended December 31,
	2011		2012	2013

Cost of revenues	$130		$61	$62
Research and development expenses, net	526		430	408
Selling and marketing expenses	964		437	625
General and administrative expenses	703		601	606

Total equity-based compensation expenses	$2,323	*)	$1,529	$1,701

*)	Also includes equity-based compensation that was classified as a liability.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Treasury stock:

The Company has repurchased its ordinary shares from time to time in the open market and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders' equity. See also Note 14a.

w.	Severance pay:

The liability for severance pay for Israeli employees is calculated pursuant to Israel's Severance Pay Law, 1963, based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date for all employees in Israel. Employees who have been employed for more than one year period, are entitled to one month's salary for each year of employment, or a portion thereof. The Group's liability for all of its Israeli employees is fully provided for by monthly deposits with severance pay funds, insurance policies and by an accrual. The value of these deposits is recorded as an asset in the Company's balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements.

Since March 2011, the Company's agreements with new employees in Israel are under Section 14 of the Israeli Severance Pay Law, 1963. The Company's contributions for severance pay have replaced its severance obligation. Upon contribution of the full amount of the employee's monthly salary for each year of service, no additional calculations are conducted between the parties regarding the matter of severance pay and no additional payments are made by the Company to the employee. The Company is legally released from the obligations to employees once the deposit amounts have been paid.

Severance pay expenses for the years ended December 31, 2011, 2012 and 2013, amounted to $ 2,162, $ 1,850 and $ 1,878, respectively.

x.	Employee benefit plan:

The Group has 401(k) defined contribution plans covering employees in the U.S. All eligible employees may elect to contribute a portion of their annual compensation to the plan through salary deferrals, subject to the IRS limit of $ 17 and $ 17.5 during the years ended December 31, 2012 and 2013, respectively, plus a catch-up contribution of $ 5.5 for participants age 50 or over. The Group matches 50% of employees contributions, up to a maximum of 6% of the employees annual pay. In the years ended December 31, 2011, 2012 and 2013, the Group matched contributions in the amount of $ 301, $ 276 and $ 244, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.	Advertising expenses:

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2011, 2012 and 2013 amounted to $ 442, $ 329 and $ 342, respectively.

z.	Fair value of financial instruments:

The estimated fair value of financial instruments has been determined by the Group using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Group could realize in a current market exchange.

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

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. See also Note 9.

aa.	Derivatives and hedging:

The Group accounts for derivatives and hedging based on ASC 815, "Derivatives and Hedging".

The Group accounts for its derivative instruments as either assets or liabilities and carries them at fair value. Derivative instruments that are not designated and qualified as hedging instruments must be adjusted to fair value through earnings. The changes in fair value of such instruments are included as earnings in "Financial income, net" at each reporting year.

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

During the year ended December 31, 2012, the Group recorded accumulated other comprehensive income in the amount of $ 1,543 from its forward and options collar (cylinder) contracts with respect to payroll expenses which were expected to be incurred during the year ended December 31, 2013. Such amount was classified into earnings during the year ended December 31, 2013. As of December 31, 2013, there are no outstanding forward and options collar (cylinder) contracts. See also Note 19.

ab.	Impact of recently issued accounting pronouncements:

In July 2013, the Financial Accounting Standards Board ("FASB") issued ASU. 2013-11, Topic 740, " Income Taxes", which limits the situations in which unrecognized tax benefits are offset against a deferred tax asset for a net operating loss carryforward, similar tax loss or tax credit carryforward. ASU 2013-11 is effective for reporting periods beginning after December 15, 2013. The Company intends to adopt this standard in 2014 and does not expect the adoption will have a material impact on its consolidated results of operations or financial condition.

ac.	Reclassification:

Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	ASSET PURCHASE AGREEMENT WITH MAILVISION LTD. ("MAILVISION")

On May 13, 2013 (the "Closing Date"), pursuant to an Asset Purchase Agreement with Mailvision (the "APA"), the Company acquired certain assets and assumed certain liabilities of Mailvision.

The APA also provides that, under certain limited circumstances, if the Company were to sell the acquired assets and assumed liabilities of Mailvision to a third party prior to May 2014, the proceeds from such sale in excess of a specified amount would be payable to Mailvision, and, if the purchase price offered by a third party prior to May 2014 exceeds a specified amount, subject to a number of conditions, the Company would be required to sell the acquired assets and assumed liabilities (the "Sale Option").

The acquisition was accounted for using the purchase method. The $ 3,434 in consideration for the acquisition was composed of the following amounts: (i) $ 221, which represented the present value of a payment of $ 233 payable on the anniversary date of the acquisition in 2014; (ii) $ 432 , which represented the fair value of the estimated earn-out consideration, that is payable in 2015 and 2016, if certain milestones of revenues from the sale of Mailvision’s product are met during the three annual periods following the Closing Date (the "Earn-Out"). (iii) waiver of $ 1,472 of debt owed by Mailvision to the Company; and (iv) $ 376, which represented the fair value of the Sale Option. In addition, on the Closing Date, the Company revalued its investment in Mailvision (see Note 7) to its fair value in the amount of $ 933 in accordance with ASC 805, "Business Combination". As a result of the revaluation of investment in Mailvision, the Company recognized a gain of $ 95 that was recorded in equity in losses of affiliated company, net in the statement of operations.

The payment of the consideration can be made, at the Company's option, in any combination of cash and the Company's ordinary shares.

The following table summarizes, as of May 13, 2013, the estimated fair values of the assets acquired and liabilities assumed with respect to the acquisition:

Core technology	$2,322
Customer relationships	266
Goodwill	1,654

Total assets acquired	4,242

Net working capital	(529)
Other assumed liabilities	(279)

Total assumed liabilities	(808)

Net assets acquired	$3,434

The fair values of the acquired core technology and customer relationships were valued using the income approach. This method utilized a forecast of expected cash inflows, cash outflows and contributory charges for economic returns on tangible and intangible assets employed.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	ASSET PURCHASE AGREEMENT WITH MAILVISION LTD. ("MAILVISION") (Cont.)

The excess of the purchase price over the preliminary assessment of the net tangible and intangible assets acquired resulted in goodwill of $ 1,654. The acquired core technology and customer relationships are being amortized on a straight-line basis over a period of 5.5 and 4.5 years, respectively.

The fair value of the Earn-Out was estimated by utilizing the income approach, taking into account the potential cash payments discounted to arrive at a present value amount, based on the Company's expectation as to future revenues of Mailvision’s products in the three subsequent annual periods following the Closing Date. The discount rate was based on the market interest rate and estimated operational capitalization rate. The fair value of the Sale Option granted was valued by using the Black-Scholes call option pricing model.

The fair value of the Sale Option was estimated using the following assumptions (annualized percentages):

	May 13, 2013	December 31, 2013

Exercise price	$7,097	$7,124
Dividend yield	0%	0%
Expected volatility	60%	50%
Risk-free interest	0.15%	0.1%
Expected life	1 year	0.4 years

In accordance with ASC 815, "Derivatives and Hedging", the Company measured the Sale Option at fair value at each reporting date, based on its fair value, with changes in the fair values being recognized in the Company's statement of operations as financial income or expense.

As of December 31, 2013, the Earn-Out and the Sale Option estimated fair value amounted to $ 446 and $ 110, respectively, of which an aggregate amount equal to $ 446 was classified as a long-term liability.

The consolidated financial statements include the operating results of the Mailvision business since May 13, 2013. The related revenues and expenses as well as the pro forma results were not presented as they were deemed immaterial.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	MARKETABLE SECURITIES AND ACCRUED INTEREST

The following is a summary of held to maturity marketable securities:

	December 31, 2012
	Amortized	Unrealized	Fair
	cost	gains	Value
Corporate debentures:

Maturing within one year	$7,625	$62	$7,687
Maturing between one to two years	15,762	299	16,061
Accrued interest	341	-	341

	$23,728	$361	$24,089

	December 31, 2013
	Amortized	Unrealized	Fair
	cost	gains	Value
Corporate debentures:

Maturing within one year	$15,438	$35	$15,473
Accrued interest	268	-	268

	$15,706	$35	$15,741

These investments were issued by highly rated corporations. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company's investment. As of December 31, 2012 and 2013, the Group did not have any investment in marketable securities that was in an unrealized loss position for a period of twelve months or greater. Unrealized gains are valued using alternative pricing sources and models utilizing observable market inputs.

NOTE 5:-	INVENTORIES

	December 31,
	2012	2013

Raw materials	$7,684	$5,931
Finished products	9,113	7,880

	$16,797	$13,811

In the years ended December 31, 2011, 2012 and 2013, the Group wrote-off inventories in a total amount of $ 644, $ 2,306 and $ 1,746, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	INVESTMENT IN AN AFFILIATED COMPANY

As of December 31, 2012, the Company owned 25.61% of Mailvision's outstanding share capital. The Company had an investment in equity in the amount of $ 1,655, convertible and non-convertible loans in the principal amount of $ 398, and accumulated net loss in the amount of $ 969. In April 2013, the Company entered into an asset purchase agreement with Mailvision, pursuant to which in May 2013, the Company acquired certain assets and assumed certain liabilities of Mailvision (See also Note 3). As of December 31, 2013, the Company owned 29.6% of the outstanding share capital of Mailvision.

Balances and transactions with MailVision were as follows:

a.	Balances:
	December 31,
	2012	2013

Other payables and accrued expenses	$492	$-

b.	Transactions:

	Year ended December 31,
	2011	2012	2013

Amounts charged - cost of revenues	$2,164	$1,414	$432

NOTE 7:-	PROPERTY AND EQUIPMENT

	December 31,
	2012	2013
Cost:

Computers and peripheral equipment	$23,463	$24,871
Office furniture and equipment	10,652	10,753
Leasehold improvements	2,336	2,253

	36,451	37,877
Accumulated depreciation:

Computers and peripheral equipment	21,556	23,075
Office furniture and equipment	9,473	9,650
Leasehold improvements	1,803	1,961

	32,832	34,686

Depreciated cost	$3,619	$3,191

Depreciation expenses amounted to $ 1,914, $ 1,755 and $ 2,014 for the years ended December 31, 2011, 2012 and 2013, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:-	INTANGIBLE ASSETS AND DEFERRED CHARGES

		Useful life	December 31,
		(years)	2012	2013
a.	Impaired Cost:

	Acquired technology	5-10	$15,517	$17,839
	Customer relationship	4.5-9	4,172	4,438
	Trade name	3	415	415
	Existing contracts for maintenance	3	181	181

			20,285	22,873
	Accumulated amortization:

	Acquired technology		13,399	14,255
	Customer relationship		3,433	3,770
	Trade name		415	415
	Existing contracts for maintenance		181	181

			17,428	18,621

	Amortized cost		$2,857	$4,252

b.	Amortization expenses related to intangible assets amounted to $ 1,325, $ 1,128 and $ 1,193 for the years ended December 31, 2011, 2012 and 2013, respectively.

c.	Expected amortization expenses are as follows:

Year ending December 31,
2014	$1,355
2015	1,180
2016	846
2017	481
2018	390

$4,252

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:-	FAIR VALUE MEASUREMENTS

In accordance with ASC 820, the Group measures its foreign currency derivative instruments, its contingent consideration to NSC's former shareholders and its contingent consideration to Mailvision, at fair value. Investments in foreign currency derivative instruments are classified within Level 2 value hierarchy. This is because these assets are valued using alternative pricing sources and models utilizing market observable inputs. The contingent consideration to NSC's former shareholders and the Earn Out and the Sale Option provided to Mailvision are classified within Level 3 value hierarchy because these liabilities are based on present value calculations and an external valuation models whose inputs include market interest rates, estimated operational capitalization rates and volatilities. Unobservable inputs used in these models are significant.

The Group's financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates:

	December 31, 2012
	Fair value measurements using input type
	Level 2	Level 3	Total

Financial assets related to foreign currency derivative hedging contracts	$1,303	$-	$1,303

Financial Liabilities:
Foreign currency derivative contracts	$(362)	$-	$(362)
Contingent consideration related to NSC's former shareholders	-	(115)	(115)

Total Financial liability	$(362)	$(115)	$(477)

	December 31, 2013
	Fair value measurements using input type
	Level 2	Level 3	Total
Contingent consideration related to Mailvision	$-	$(556)	$(556)

Total Financial liability	$-	$(556)	$(556)

Fair value measurements using significant unobservable inputs (Level 3):

Balance at January 1, 2013	$(115)
Liabilities incurred in relation to the APA with Mailvision	(808)
Repayment of NSC's contingent consideration	120
Adjustment due to time change value	247

Balance at December 31, 2013	$(556)

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 10:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2012	2013

Vacation accrual	$2,476	$2,990
Royalties provision	420	500
Other employees and payroll accruals	3,542	4,112
Government authorities	385	667
Accrued expenses	7,877	9,351
Others	362	338

	$15,062	$17,958

NOTE 11:-	SENIOR CONVERTIBLE NOTES

In November 2004, the Company issued an aggregate of $ 125,000 principal amount of its 2% Senior Convertible Notes due November 9, 2024 ("the Notes"). The Company is obligated to pay interest on the Notes semi-annually on May 9 and November 9 of each year.

The Notes are convertible, at the option of the holders, at any time before the maturity date, into ordinary shares of the Company at a conversion rate of 53.4474 ordinary shares per $ 1 principal amount of Notes, representing a conversion price of approximately $ 18.71 per share. Upon such conversion in lieu of the delivering of ordinary shares, the Company may elect to pay the holders cash or a combination of cash and ordinary shares. The Notes are subject to redemption at any time, in whole or in part, at the option of the Company, at a redemption price of 100% of the principal amount plus accrued and unpaid interest. The Notes are subject to repurchase, at the holders' option, on November 9, 2014 or November 9, 2019, at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any, on such repurchase date. The Company may choose to settle in cash upon conversion.

As of December 31, 2012 and 2013, there was $ 353 in principal amount of the Notes outstanding. The effective interest rate for the years ended December 31, 2011, 2012 and 2013 amounted to 2% per year. In January 2014, the Company repurchased Notes in the principal amount of $300.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 12:-	LONG-TERM BANK LOANS

In April and July 2008, the Company entered into loan agreements with Israeli commercial banks that provided for loans in the total principal amount of $ 30,000 (the "2008 Loans"). As of December 31, 2013, the 2008 Loans were fully paid.

In September and December 2011, the Company entered into loan agreements with Israeli commercial banks that provided for loans in the total principal amount of $ 23,750 (the "2011 Loans"). The 2011 Loans bear interest at LIBOR plus 2.1%-4.35% with respect to $ 19,850 of the principal amount of the 2011 Loans. The remaining $ 3,900 of principal amount of the 2011 Loans was required to be maintained as a compensating bank deposit that decreases as the loans are repaid. This portion of the 2011 Loans bear interest at 0.5% above the interest rate paid on the bank deposit. Of these 2011 Loans, $ 19,850 of the principal amount is repayable in 20 equal quarterly installments and the remaining $ 3,900 of principal amount is repayable in 10 equal semiannual payments through September 2017.

As of December 31, 2012 and 2013, the banks have a lien on the Company's assets that secures the 2011 Loans. As of December 31, 2012 and 2013, the Company is required to maintain a total of $ 13,456 and $ 7,239, respectively, in compensating balances with the banks, to secure the 2011 Loans. As of December 31, 2012 and 2013, the compensating balances are included in $ 4,205 and $ 2,343 of short-term and restricted bank deposits and $ 9,251 and $ 4,896 of long-term and restricted bank deposits, respectively. The amount of the compensating balances that is required decreases as the loan is repaid. The agreements with respect to the 2011 Loans require the Company, among other things, to meet certain financial covenants such as maintaining shareholders' equity, cash balances, and liabilities to banks at specified levels, as well as achieving certain levels of operating income.

As of December 31, 2012, the Company was in compliance with its bank covenants except for the requirement to achieve certain levels of operating income. The Company received waivers from the banks with respect to these covenants until December 31, 2013, subject to compliance with revised financial covenants in 2012 and 2013, an increase in the interest rate with respect to one of the loans and an increase in required compensating balances. As of December 31, 2013, the Company was in compliance with all the financial covenants.

NOTE 13:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Group's facilities are leased under several lease agreements in Israel, Europe and the U.S. for periods ending in 2024.

In addition, the Company has various operating lease agreements with respect to motor vehicles. The terms of the lease agreements are for 36 months, which expire on various dates, the latest of which is in 2016.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Future minimum rental commitments under non-cancelable operating leases are as follows:

Year ending December 31,

2014	$6,386
2015	6,310
2016	6,614
2017	6,361
2018 and on	42,346

Total minimum lease payments *)	$68,017

*)	Minimum payments have been reduced by minimum sublease rental of $ 1,297 due in the future under non-cancelable subleases.

In connection with the Company's facilities lease agreement in Israel, the lessor has a lien of approximately $ 5,500 on certain bank deposits. These deposits are included in short-term and restricted bank deposits.

Rent expenses for the years ended December 31, 2011, 2012 and 2013, were approximately $ 5,327, $ 5,745 and $ 5,282, respectively.

b.	Inventory purchase commitments:

The Group is obligated under certain agreements with its suppliers to purchase specified items of excess inventory which is expected to be utilized in 2014. As of December 31, 2013, non- cancelable obligations were approximately $ 14,357.

c.	Royalty commitment to the Office of the Chief Scientist of the Israeli Ministry of Economy ("OCS"):

Under the research and development agreements of the Company and its Israeli subsidiaries with the OCS and pursuant to applicable laws, the Company and its Israeli subsidiaries are required to pay royalties at the rate of 3%-5% on sales to end customers of products developed with funds provided by the OCS, up to an amount equal to 100% of the OCS research and development grants received, linked to the dollar plus interest on the unpaid amount received based on the 12-month LIBOR rate (from the year the grant was approved) applicable to dollar deposits. The Company and its Israeli subsidiaries are obligated to repay the Israeli Government for the grants received only to the extent that there are sales of the funded products.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The place of manufacturing of a product that was developed with the support of the OCS, or based on know-how developed with the support of the OCS, shall be according to the supported company's declaration in the application for support (including manufacturing abroad). In case the Company wishes to transfer its manufacturing activity abroad, in addition to its statement in the application for support, it will be required to receive approval from the OCS research committee. The committee is entitled to increase both the royalty liability and the rate of the royalty payments. The increased repayment is calculated according to the percentage of the manufacturing activities that are intended to be carried out outside Israel, and can reach up to 300% of the original sum. When the manufacturing of the product is being done outside of Israel, the Company is required to pay an increased royalty rate of an additional 1% (instead of paying 3%-5%).

As of December 31, 2012 and 2013, the Company and its Israeli subsidiaries have a contingent obligation to pay royalties in the amount of approximately $ 29,413 and $ 34,034, respectively.

As of December 31, 2012 and 2013, the Company and its Israeli subsidiaries have paid or accrued royalties to the OCS in the amount of $ 1,810 and $ 2,408, respectively, which were recorded in cost of revenues.

d.	Royalty commitments to third parties:

The Group has entered into technology licensing fee agreements with third parties. Under the agreements, the Group agreed to pay the third parties royalties, based on sales of relevant products. See also Note 10.

e.	Legal proceedings:

1.	In May 2007, the Company entered into an agreement with respect to property adjacent to its headquarters in Israel, pursuant to which a building of approximately 145,000 square feet was erected and was expected to be leased to the Company for a period of eleven years. This new building was substantially completed in May 2010. The landlord claimed that the Company should have taken delivery of the building at that time and started paying rent. The Company disagreed with the landlord's interpretation of the relevant agreement. As a result, the landlord terminated the agreement and leased the property to a third party. This dispute was referred to arbitration where the Company claimed that due to the landlord’s failure the Company lost significant potential revenues. The landlord counterclaimed alleging that it sustained losses equal to approximately one year’s rent and management fees in the aggregate amount of approximately NIS 14 million (approximately $ 4,000). In September 2013, the parties reached a settlement agreement in which each party withdrew its claim.

2.	In September 2011, an action was commenced against the Company's U.S subsidiary, AudioCodes Inc. and numerous other defendants, in Federal Court in Delaware alleging that AudioCodes Inc. and the other defendants, infringed the plaintiff's intellectual property rights in five patents. In December 2013, AudioCodes Inc. and the plaintiff reached a settlement agreement that provided for a dismissal of the action and a nominal payment by AudioCodes Inc. to plaintiff.
F-35

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

3.	In January 2013, one of the Company’s former senior executives sent a letter of demand claiming an amount of NIS 4 million (approximately $ 1,200) relating to the termination of his employment. The Company has denied all of his allegations and believes that it has valid defenses to this claim. At this point, the Company cannot predict the outcome of this demand.

4.	In February 2013, a patent infringement action was commenced against AudioCodes Inc. and other defendants, in Federal Court in California alleging that AudioCodes Inc. infringed the plaintiff’s intellectual property rights in one patent. One of the other defendants is a customer of the Group that has informed the Group that it believes it is entitled to indemnification from the Group with respect to this litigation. AudioCodes Inc. has filed an Answer to the Complaint and the parties have exchanged a first set of discovery requests. The Group believes it has valid defenses against this claim. This proceeding is at an early stage and it is not possible at this time to predict its outcome.

5.	In May 2013, the Company received letters from two of its customers who have been sued for alleged patent infringement. The customers seek to be indemnified by the Company. At this early stage, the Company cannot predict the outcome of these demands.

6.	In October 2013, the Company filed a claim against a customer and one of its employees in Hong Kong for damages in connection with a breach of a supply agreement, infringement of intellectual property and breach of confidentiality. In January 2014, a counterclaim was filed by that customer against the Company for an indeterminate amount. At this early stage, the Company cannot predict the outcome of this claim.

7.	In November 2013, a former employee filed a claim against the Company’s subsidiary in Brazil alleging that he is entitled to approximately $ 600 as a result of the termination of his employment by the subsidiary. The Company has denied all of his allegations and believes that it has valid defenses to this claim. At this early stage, the Company cannot predict the outcome of this claim.

NOTE 14:-	EQUITY

a.	Treasury stock:

In October 2011, the Company's Board of Directors approved a share repurchase plan pursuant to which the Company was authorized to purchase up to 4,000,000 of its outstanding ordinary shares. During the year ended December 31, 2012, the Company purchased 2,759,594 of its outstanding ordinary shares under this share repurchase plan, at a weighted average price per share of $ 2.44. As of October 2012, the authorized stock repurchase program was completed.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:-	EQUITY (Cont.)

b.	Warrants issued to non-employees:

	Number of shares	Weighted average exercise price

Outstanding at beginning of year	26,500	$4.12
Changes during the year:
Granted	63,500	$4.36
Forfeited	(10,000)	$3.65

Warrants outstanding at end of year	80,000	$4.37

Warrants exercisable at end of year	13,500	$4.52

The Company recorded immaterial compensation expenses with respect to the grants of these warrants in accordance with ASC 505.

c.	Employee Stock Purchase Plan:

In May 2001, the Company's Board of Directors adopted the Employee Stock Purchase Plan ("ESPP" or the "Purchase Plan"), which was amended, in July 2007. The Purchase Plan, as amended, provides for the issuance of up to 6,500,000 ordinary shares. As of December 31, 2011, 1,761,317 shares were available for future issuance under the Purchase Plan. Eligible employees can have up to 10% of their wages, up to certain maximums, used to purchase ordinary shares. The Purchase Plan is implemented with purchases every six months. The price of the ordinary shares purchased under the Purchase Plan is equal to 85% of the lower of the fair market value of the ordinary shares on the commencement date of each offering period or on the semi-annual purchase date. The Purchase Plan is considered a compensatory plan. Therefore, the Company records compensation expense in accordance with ASC 718, "Compensation - Stock Compensation", with respect to purchases under the Purchase Plan.

During the year ended December 31, 2011, 288,515 shares were issued under the Purchase Plan for aggregate consideration of $ 1,187. As of December 31, 2013, the Purchase Plan for the Company and its non-U.S subsidiaries has expired.

d.	Employee Stock Option Plans:

In 2008, the Company's Board of Directors approved the 2008 Equity Incentive Plan that became effective in January 2009. As of December 31, 2013, the total number of shares authorized for grant under this Plan is 1,720,232.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:-	EQUITY (Cont.)

Stock options granted under the abovementioned plan are exercisable at the fair market value of the ordinary shares at the date of grant and usually expire seven or ten years from the date of grant. The options generally vest over four years from the date of grant. Any options that are forfeited or cancelled before expiration become available for future grants.

The following is a summary of the Company's stock option activity and related information for the year ended December 31, 2013:

	Amount of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year	3,777,032	$4.74	4.0	$1,477
Changes during the year:
Granted	817,531	$4.66
Exercised	(672,645)	$2.82
Forfeited	(194,375)	$5.16
Expired	(534,000)	$10.78

Options outstanding at end of year	3,193,543	$4.09	4.5	$9,845

Vested and expected to vest	3,065,801	$4.09	4.5	$9,451

Options exercisable at end of year	1,446,182	$4.25	3.1	$4,279

The weighted-average grant-date fair value of options granted during the years ended December 31, 2011, 2012 and 2013 was $ 2.69, $ 1.35 and $ 3.00, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fiscal year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on the last trading day of the fiscal year. This amount changes based on the fair market value of the Company's shares.

Total intrinsic value of options exercised for the years ended December 31, 2011, 2012 and 2013 was $ 44, $ 63 and $ 2,052, respectively.

During the year ended December 31, 2013, the Company granted 100,000 performance based options. The Company currently expects that the performance targets will not be met and therefore no equity based compensation expenses related to these options were recognized.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:-	EQUITY (Cont.)

The options outstanding as of December 31, 2013, have been separated into ranges of exercise prices, as follows:

Range of exercise price	Options outstanding as of December 31, 2013	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2012	Weighted average exercise price of exercisable options
		(Years)

$0.00-1.10	52,316	3.85	$0.01	46,566	$0.01
$1.50-2.51	363,500	4.22	$2.06	190,250	$2.11
$2.57-4.00	1,404,365	5.15	$3.21	525,732	$3.08
$4.08-6.49	1,086,331	3.83	$5.23	571,134	$5.63
$6.51-9.24	251,031	5.14	$7.02	76,500	$7.24
$9.32-14.76	36,000	0.10	$9.75	36,000	$9.75

	3,193,543	4.5	$4.09	1,446,182	$4.25

The following is a summary of the Company's RSUs activity and related information for the year ended December 31, 2013:

	Number of shares	Weighted average grant date fair value

Outstanding at beginning of year	182,161	$3.79
Changes during the year:
Granted	175,841	$4.93
Exercised	(85,541)	$3.74

RSUs outstanding at end of year	272,461	$4.54

During the years ended December 31, 2011, 2012 and 2013, the share based compensation expenses related to the RSUs granted amounted to $ 786, $ 435 and $ 371, respectively.

As of December 31, 2013, there was $ 3,380 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 1.14 years.

e.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS. The Company does not intend to pay cash dividends in the foreseeable future. (See also Note 15a.)

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 15:-	TAXES ON INCOME

a.	Israeli taxation:

1.	Measurement of taxable income in U.S. dollars:

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

The Company's production facilities in Israel have been granted the status of an "Approved Enterprise" in accordance with the Investment Law under four separate investment programs. According to the provisions of the Investment Law, the Company has been granted the "Alternative Benefit Plan", under which the main benefits are tax exemptions and reduced tax rates.

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

As of December 31, 2013, retained earnings included approximately $ 540 in tax-exempt income earned by the Company's "Approved Enterprise". The Company's Board of Directors has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's "Approved Enterprise".

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above Investment Law, regulations published thereunder and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2013, management believes that the Company is in compliance with all of the aforementioned conditions.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 15:-	TAXES ON INCOME (Cont.)

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

However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Investment Law as they were on the date of such approval. Therefore, the Company's existing "Approved Enterprises" are generally not subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the Investment Law, as amended, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record a deferred tax liability with respect to such tax-exempt income. As of December 31, 2013, there was no taxable income attributable to the Beneficiary Enterprise.

In December 2010, an amendment to the Investment Law came into effect ("the 2010 Amendment"). The 2010 Amendment became effective as of January 1, 2011. According to the 2010 Amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company may elect to adopt the 2010 Amendment. Once an election is made, the Company will be subject to the amended tax rate of 16% from 2014 and thereafter.

The Company does not currently intend to adopt the 2010 Amendment, and intends to continue to comply with the Investment Law as in effect prior to enactment of the 2010 Amendment.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 15:-	TAXES ON INCOME (Cont.)

3.	Net operating loss carry-forward:

As of December 31, 2013, the Company has cumulative losses for tax purposes in the amount of approximately $ 22,000, which can be carried forward and offset against taxable income in the future for an indefinite period. As of December 31, 2013, the Company recorded a deferred tax asset of $ 4,350 in respect of such carry-forward tax losses, since it believes it is more likely than not it will utilize carry-forward tax losses.

As of December 31, 2013, the Company's Israeli subsidiaries have estimated total available carry-forward tax losses of approximately $ 68,000. The net operating losses may be claimed and offset against taxable income in the future for an indefinite period.

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

Taxable income of Israeli companies is subject to tax at the rate of 24% and 25% in the years ended December 31, 2011 and 2012, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 15:-	TAXES ON INCOME (Cont.)

On July 30, 2013, the Israeli Parliament passed a law, which, among other things, was designated to increase the tax levy for 2014 and thereafter (the "New Law"). The New Law increases the Israeli corporate tax rate from 25%, which was the tax rate in effect for the year ended December 31, 2013, to 26.5%.

The effective tax rate payable by a company which is taxed under the Investment Law may be considerably lower (see also a2 above).

b.	Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2011	2012	2013

Domestic	$5,632	$(2,555)	$475
Foreign	2,047	(727)	2,360

	$7,679	$(3,282)	$2,835

c.	Taxes on income are comprised as follows:

	Year ended December 31,
	2011	2012	2013

Current taxes	$890	$527	$542
Deferred taxes	(652)	14	(1,946)

	$238	$541	$(1,404)

Domestic	$151	$283	$(634)
Foreign	87	258	(770)

	$238	$541	$(1,404)

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 15:-	TAXES ON INCOME (Cont.)

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group's deferred tax liabilities and assets are as follows:

	December 31,
	2012	2013
Deferred tax assets:
Net operating loss carry-forward	$52,035	$52,976
Reserves and allowances	7,016	7,843

Net deferred tax assets before valuation allowance	59,051	60,819
Less - Valuation allowance	(53,865)	(53,687)

Deferred tax asset	$5,186	$7,132

Domestic:
Short-term deferred tax asset	$1,157	$1,397
Long-term deferred tax asset	2,547	2,953

	$3,704	$4,350

Foreign:
Short-term deferred tax asset	$463	$880
Long-term deferred tax asset	1,019	1,902

	$1,482	$2,782

The Company's U.S. subsidiary has estimated total available carry-forward tax losses of approximately $ 80,000 to offset against future federal taxable income and $ 20,000 to offset against state federal taxable income. These carry-forward tax losses expire between 2020 and 2032. As of December 31, 2013, the Company's U.S subsidiary recorded a deferred tax asset of $ 2,782 relating to the available net carry forward tax losses.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 15:-	TAXES ON INCOME (Cont.)

e.	Reconciliation of the theoretical tax expenses:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the actual tax expense (benefit) as reported in the statement of operations is as follows:

	Year ended December 31,
	2011	2012	2013

Income (loss) before taxes, as reported in the consolidated statements of operations	$7,679	$(3,282)	$2,835

Statutory tax rate	24%	25%	25%

Theoretical tax expense (benefit) on the above amount at the Israeli statutory tax rate	$1,843	$(821)	$709
Income tax at rate other than the Israeli statutory tax rate	275	(55)	310
Tax advances, withholding tax and non-deductible expenses, including equity based compensation expenses	1,373	807	518
Deferred taxes on losses for which a valuation allowance was provided	(1,083)	755	(2,929)
Tax adjustment in respect of different tax rates	(1,219)	-	(148)
Taxes in respect to prior years	(54)	(162)	-
State and Federal taxes	93	48	163
Foreign exchange	(901)	89	(20)
Impairment of tax advances	-	-	64
Other	(89)	(120)	(71)

Actual tax expense (benefit)	$238	$541	$(1,404)

f.	Unrecognized tax benefits:

The Company's unrecognized tax benefits as of December 31, 2012 and 2013 is $ 198.

The Company recognized interest and penalties related to unrecognized tax benefits in tax expenses in the amount of $ 16, $ 9 and $ 8 for the years ended December 31, 2011, 2012 and 2013, respectively. The liability for unrecognized tax benefits does not include the liability recorded for accrued interest and penalties of $ 196 and $ 204 at December 31, 2012 and 2013, respectively.

The Company has received final tax assessment through the year 2008.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 16:-	BASIC AND DILUTED EARNINGS (LOSS) PER SHARE

	Year ended December 31,
	2011		2012		2013

Numerator:

Net income (loss)	$7,164		$(4,177)		$4,218

Denominator:

Denominator for basic earnings (loss) per share - weighted average number of ordinary shares, net of treasury stock	41,437,927		39,125,129		38,241,258
Effect of dilutive securities:
Employee stock options and ESPP	497,170		-	*)	855,500
Senior convertible notes	-	*)	-	*)	-	*)

Denominator for diluted earnings (loss) per share - adjusted weighted average number of shares	41,935,097		39,125,129		39,096,758

*) Antidilutive.

NOTE 17:-	FINANCIAL INCOME, NET

	Year ended December 31,
	2011	2012	2013

Financial expenses:
Interest	$(346)	$(900)	$(617)
Amortization of marketable securities premiums and accretion of discounts, net	(416)	(436)	(349)
Exchange rate	(612)	(4)	-
Others	(133)	(201)	(229)

	(1,507)	(1,541)	(1,195)
Financial income -
Interest and others	1,930	1,994	1,103
Exchange rate	-	-	188

	1,930	1,994	1,291

	$423	$453	$96

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 18:-	GEOGRAPHIC INFORMATION

a.	Summary information about geographic areas:

The Group manages its business on a basis of one reportable segment (see Note 1 for a brief description of the Group's business). The data is presented in accordance with ASC 280, "Segment Reporting". Revenues in the table below are attributed to geographical areas based on the location of the end customers.

The following presents total revenues for the years ended December 31, 2011, 2012 and 2013 and long-lived assets as of December 31, 2011, 2012 and 2013.

	2011		2012		2013
	Total	Long- lived	Total	Long- lived	Total	Long- lived
	revenues	assets	revenues	assets	revenues	assets

Israel	$11,887	$2,884	$7,773	$3,227	$7,887	$2,941
Americas	85,630	314	66,443	230	71,527	147
Europe	36,322	125	35,876	119	37,310	74
Far East	21,988	45	17,398	43	20,508	29

	$155,827	$3,368	$127,490	$3,619	$137,232	$3,191

b.	Product lines:

Total revenues from external customers divided on the basis of the Company's product lines are as follows:

	Year ended December 31,
	2011	2012	2013

Technology	$35,017	$24,673	$22,048
Networking	120,810	102,817	115,184

	$155,827	$127,490	$137,232

NOTE 19:-	DERIVATIVE INSTRUMENTS

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

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 19:-	DERIVATIVE INSTRUMENTS (Cont.)

The Group records all derivatives in the consolidated balance sheet at fair value. The effective portions of cash flow hedges are recorded in other comprehensive income until the hedged item is recognized in earnings. The ineffective portions of cash flow hedges are adjusted to fair value through earnings in financial income or expense.

The Group had a net deferred gain (loss) associated with cash flow hedges of $ 1,303 recorded in other comprehensive income as of December 31, 2012. As of December 31, 2013, there was no deferred gain associated with cash flow hedges recorded in other comprehensive income.

The Group entered into forward and options contracts that did not meet the requirement for hedge accounting. The Group measured the fair value of the contracts in accordance with ASC 820, at Level 2. The net gains (losses) recognized in "financial and other expenses, net" during the years ended December 31, 2011, 2012 and 2013 were $ 187, $ 452 and $ (191), respectively.

As of December 31, 2012, the Group had outstanding forward and options collar (cylinder) contracts in the amount of $ 33,600 which were designated as salary hedging contracts. As of December 31, 2013, the Group had no outstanding forward and options collar (cylinder) contracts.

The fair value of the Group's outstanding derivative instruments and the effect of derivative instruments in cash flow hedging relationship on other comprehensive income for the years ended December 31, 2012 and 2013, are summarized below:

Foreign exchange forward and		December 31,
options contracts	Balance sheet	2012	2013

Fair value of foreign exchange forward and options collar (cylinder) contracts	"Other receivables and prepaid expenses"	$1,303	$-

Gains (losses) recognized in OCI (effective portion)	"Other comprehensive income"	$1,543	$(1,303)

The effect of derivative instruments in cash flow hedging relationship on income for the years ended December 31, 2012 and 2013 is summarized below:

Foreign exchange forward and	Statements of	Year ended December 31,
options contracts	operations	2012	2013

Gain on derivatives recognized in OCI	"Operating expenses"	$1,211	$1,292

Loss (gain) recognized in income on derivatives (effective portion)	"Operating expenses"	$332	$(2,595)

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 20:-	SUBSEQUENT EVENT

On March 10, 2014, the Company sold in a public offering 4,025,000 of its ordinary shares, including 525,000 shares sold pursuant to the underwriters’ full exercise of their over-allotment option, at a price of $ 8.00 per share. The Company’s net proceeds from this offering were approximately $ 29,700, after deducting underwriting discounts, commissions and other estimated offering expenses.

- - - - - - - - - - -

EXHIBIT INDEX

Exhibit No.	Document

12.1	Certification of Shabtai Adlersberg, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Guy Avidan, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

101.1#	Interactive Data Files (XBRL-Related Documents).

#	Pursuant to Rule 406T of Regulation S-T, the information in Exhibit 101 is furnished and deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.