Form 20-F
period 2014-12-31
AUDIOCODES LTD
filed 2015-03-24
CIK 1086434

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Shabtai Adlersberg, CEO and President, Tel: 972-3-976-4105, Fax: 972-3-9764040, 1 Hayarden Street, Airport City, Lod 7019900 Israel

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

As of December 31, 2014, the Registrant had outstanding 42,380,158 Ordinary Shares, nominal value NIS 0.01 per share.

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

The selected financial data, set forth in the table below, have been derived from our audited historical financial statements for each of the years from 2010 through 2014. The selected consolidated statement of operations data for the years ended December 31, 2012, 2013 and 2014, and the selected consolidated balance sheet data as of December 31, 2013 and 2014, have been derived from our audited consolidated financial statements set forth elsewhere in this Annual Report. The selected consolidated statement of operations data for the years ended December 31, 2010 and 2011, and the selected consolidated balance sheet data as of December 31, 2010, 2011 and 2012, have been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report. The selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to these consolidated financial statements.

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(In thousands, except per share data)
Statement of Operations Data:
Revenues:
Products	$132,662	$135,827	$103,651	$111,750	$118,561
Services	17,378	20,025	23,839	25,482	33,018
Total revenues	150,040	155,827	127,490	137,232	151,579

Cost of revenues:
Products	62,155	59,917	48,371	51,996	54,349
Services	3,983	4,228	5,923	6,568	8,243
Total cost of revenues	66,138	64,145	54,294	58,564	62,592

Gross profit	83,902	91,682	73,196	78,668	88,987
Operating expense:
Research and development, net	30,189	32,150	28,677	28,194	32,275
Selling and marketing	35,024	43,248	40,040	39,279	45,534
General and administrative	8,252	9,028	8,214	8,456	7,677
Total operating expenses	73,465	84,426	76,931	75,929	85,486
Operating income (loss)	10,437	7,256	(3,735)	2,739	3,501
Financial expenses (income), net	94	(423)	(453)	(96)	196
Income (loss) before taxes on income	10,343	7,679	(3,282)	2,835	3,305
Income tax expense (benefit), net	(1,885)	238	541	(1,404)	3,391
Equity in losses of affiliated companies	213	277	354	21	-
Net income (loss)	$12,015	$7,164	$(4,177)	$4,218	$(86)
Net loss attributable to a non- controlling interest	$111	$-	$-	$-	$-
Net income (loss) attributable to AudioCodes’ shareholders	$12,126	$7,164	$(4,177)	$4,218	$(86)
Basic earnings (loss) per share	$0.30	$0.17	$(0.11)	$0.11	$(0.00)
Diluted earnings (loss) per share	$0.30	$0.17	$(0.11)	$0.11	$(0.00)
Weighted average number of ordinary shares used in computing basic earnings (loss) per share	40,560	41,438	39,125	38,241	42,286
Weighted average number of ordinary shares used in computing diluted earnings (loss) per share	40,961	41,935	39,125	39,097	42,286

	December 31,
	2010	2011	2012	2013	2014
Balance Sheet Data:
Cash and cash equivalents	$50,311	$28,257	$15,219	$30,763	$14,797
Short-term and restricted bank deposits, marketable securities and accrued interest	13,825	14,353	18,296	24,807	8,173
Working capital	66,537	55,083	46,598	64,859	37,538
Long-term and restricted bank deposits and long-term marketable securities	-	32,943	25,013	6,697	62,750
Total assets	173,644	192,677	165,789	174,304	200,384
Bank loans	15,750	33,155	22,913	14,477	9,791
Long term senior convertible notes	353	353	353	-	-
Shareholders’ equity	99,180	106,019	98,297	104,809	133,721
Non-controlling interest	-	-	-	-	-
Total equity	99,180	106,019	98,297	104,809	133,721
Capital stock (*)	172,263	176,998	178,623	182,220	216,743

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

December 31,
2010	2011	2012	2013	2014
3.549	3.821	3.733	3.471	3.889

The high and low exchange rates for each month during the previous six months are as follows (NIS per United States $1.00):

Month	High	Low
September 2014	3.695	3.578
October 2014	3.793	3.644
November 2014	3.889	3.782
December 2014	3.994	3.889
January 2015	3.998	3.889
February 2015	3.966	3.844

The high, low, average (calculated by using the average of the exchange rates on the last day of each month during the period) and closing exchange rates for each of the Company’s five previous fiscal years are as follows:

	Year Ended December 31,
	2010	2011	2012	2013	2014
High	3.894	3.821	4.084	3.791	3.994
Low	3.549	3.363	3.700	3.471	3.402
Average	3.732	3.579	3.858	3.609	3.577
Period End	3.549	3.821	3.733	3.471	3.889

Unless otherwise indicated, in this Annual Report all references herein are to United States dollar.

The exchange rate on March 20, 2015, as reported by the Bank of Israel, for the conversion of United States dollars into New Israeli Shekel was U.S. $1.00 equals NIS 4.053.

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

Risks Related to Our Business and Industry

We reported losses in 2012 and 2014. We may report additional losses in the future.

We reported a net loss in each of 2012 and 2014. We reported net income in each of 2010, 2011 and 2013. The majority of our expenses are directly and indirectly related to the number of people we employ. We may increase our expenses based on projections of revenue growth. If at any given time we do not meet our expectations for growth in revenues our expenses incurred in anticipation of projected revenues may cause us to incur a loss. We may not be able to anticipate the correct amount of expenses in relation to our revenue and adjust our variable costs accordingly. As a result, we may report additional losses in the future.

Our gross profit percentage could be negatively impacted by amortization expenses in connection with acquisitions, increased manufacturing costs and other factors. This could adversely affect our results of operations.

Our gross profit percentage has fluctuated in the past, including decreases in each of 2012 and 2013. Our gross profit percentage has been negatively affected in the past and could continue to be negatively affected by amortization expenses in connection with acquisitions, expenses related to equity based compensation, increases in manufacturing costs, a shift in our sales mix towards our less profitable products, increased customer demand for longer product warranties, fixed expenses that are applied to a lower revenue base and increased cost pressures as a result of increased competition. Acquisitions of new businesses could also negatively affect our gross profit percentage. A decrease in our gross profit percentage could cause an adverse effect on our results of operations.

We have depended, and expect to continue to depend, on a small number of large customers. The loss of one or more of our large customers or the reduction in purchases by a significant customer or failure of such customer to pay for the products it purchases from us could have a material adverse effect on our revenues.

Historically, a substantial portion of our revenues has been derived from large purchases by a small number of original equipment manufacturers, or OEMs, and network equipment providers, or NEPs, systems integrators and distributors. Our top three customers accounted for approximately 25.3% of our revenues in 2012, 27.8% of our revenues in 2013 and 27.7% of our revenues in 2014. Sales to ScanSource Communications Group, our largest customer, accounted for 14.9% of our revenues in 2014, compared to 17.8% of our revenues in 2013 and 13.7% of our revenues in 2012. In addition, sales to Westcon Group accounted for 10.5% of our revenues in 2014. We do not enter into sales agreements in which a customer is obligated to purchase a set quantity of our products. Based on our experience, we expect that our customer base may change from period to period. If we lose a large customer and fail to add new customers, or if purchases made by such customers are significantly reduced, there could be a material adverse effect on our results of operations.

We have invested significant resources in developing products compatible with Microsoft Lync and related solutions of other partners of ours. If Microsoft or our other partners, such as Genesys Avaya or Broadsoft, abandon their solutions, decide to promote products of our competitors instead of our products, are unwilling to continue to recognize AudioCodes as its partner or fail to achieve the expected growth of its solution, our results of operations will be adversely affected.

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

Similarly, we have invested in the development of products and capabilities and achieving certifications for the solutions of other partners of ours, such as Genesys and Avaya contact centers or Broadsoft broadworks. If those partners decide to promote products of our competitors instead of our products, are unwilling to continue to recognize AudioCodes as a partner or fail to achieve the expected growth, our results of operations may be adversely affected.

Recent and future economic conditions may adversely affect our business.

The uncertain economic and credit environment is having a negative impact on business around the world. In the past, the impact of these conditions on the technology industry and our major customers and potential customers has been significant. Conditions may continue to be uncertain or may be subject to deterioration which could lead to a reduction in consumer and customer spending overall, which could have an adverse impact on sales of our products. A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their orders of our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity. A significant adverse change in a customer’s financial and/or credit position could also require us to assume greater credit risk relating to that customer’s receivables or could limit our ability to collect receivables related to previous purchases by that customer. As a result, our allowance for doubtful accounts and write-offs of accounts receivable could increase.

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

In 2011, we borrowed $23.8 million, of which $19.9 million is repayable in 20 equal quarterly payments of approximately $1.0 million from December 2011 through September 2017 and the remaining $3.9 million is repayable in 10 equal semiannual payments of $390,000 from June 2012 through December 2016. If we are unable to make payments when required by these loan agreements or if we do not comply with covenants in our loan agreements with respect to maintaining shareholders' equity, cash balances, and liabilities to banks at specified levels or achieving certain levels of operating income, we could be required to repay all or a portion of these bank loans prior to their maturity.

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

Acquisitions could result in:

•	substantial cash expenditures;

•	potentially dilutive issuances of equity securities;

•	the incurrence of debt and contingent liabilities;

•	a decrease in our profit margins;

•	amortization of intangibles and potential impairment of goodwill and intangible assets;

•	reduction of management attention to other parts of the business;

•	failure to invest in different areas or alternative investments;

•	failure to generate expected financial results or reach business goals; and

•	increased expenditures on human resources and related costs.

If acquisitions disrupt our sales or marketing efforts or operations, our business may suffer.

If new products we introduce or expect to introduce in the future fail to generate the level of demand we anticipated, we will realize a lower than expected return from our investment in research and development with respect to those products, and our results of operations may suffer.

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

Our OEM customers or potential customers or partners may develop or prefer to develop their own technical solutions, or purchase third party technology, and as a result, would not buy our products.

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

Our principal competitors in the area of analog media gateways (2 to 24 ports) for access and enterprise are Grandstream, Natex, Iskratel, Zyxel, Adtran , Media5, Cisco, Sangoma, Innovaphone AG, Patton, Dialogic and Edgewater.

In the area of low and mid density digital gateways we face competition from companies such as Sonus Networks, Huawei, Cisco, Dialogic, Genband, Edgewater, Patton, Ferrari and Sangoma.

Our competitors in the area of multi service business routers are companies such as Cisco, Juniper, Adtran, One-Access, Patton, Huawei, HP/3COM and Alcatel-Lucent.

Specifically in the area of enterprise class session border controller technology we compete with ACME Packet (acquired by Oracle), Cisco, SIPera (acquired by Avaya), Sonus Networks, NET (acquired by Sonus Networks), Ingate and Edgewater.

Our competitors in the Microsoft Lync certified gateways, session border controller, , Survivable Branch Appliance and IP Phone markets include NET (acquired by Sonus Networks), Dialogic, Cisco, Ferrari, ACME Packet (acquired by Oracle) Polycom Snom, Yealink, Patton and HP.

Some of our competitors are also customers of our products and technologies.

Our principal competitors in the residential gateway market are Fritzbox, Technicolor, Cisco, ADB Global, Sagemcom, ZyXEL, Netgear, Bewan (Pace), Huawei and ZTE .

Our principal competitors in the sale of signal processing chips are Broadcom, Octasic and Mindspeed. Other indirect competition is arriving from the integration of VoIP functionality into processors (running VoIP signal processing on generic ARM/MIPS cores), thus decreasing the need for dedicated signal processing chips in the VoIP product. Examples of such manufacturers are Cavium and Texas Instruments. Our principal competitors in the communications board market are Dialogic, Sangoma and PIKA Technologies.

Our principal competitors in the area of IP Phones are comprised of “best-of-breed” IP phone vendors and end-to-end IP telephony vendors. “Best of breed” IP phone vendors sell standard-based SIP phones that can be integrated into any standards-based IP-PBX or hosted IP telephony system. These competitors include Polycom, HP, Grandstream, Yealink and SNOM. End-to-end IP telephony vendors sell IP phones that only work in their proprietary systems. These competitors include Cisco, Avaya, Alcatel-Lucent, Siemens, Aastra (acquired by Mitel) and NEC.

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

Our customers expect us to maintain an inventory of products available for purchase off the shelf subsequent to the initial sales cycle for these products. This may require us to incur the costs of manufacturing inventory without having a purchase order for the products. The VoIP industry is subject to rapid technological change and volatile customer demands, which result in a short product commercial life before a product becomes obsolete. If we are unable to sell products that are produced to hold in inventory, we will need to write-off all or a part of the inventory value of these products. Write-offs could adversely affect our operating results and financial condition. We wrote off inventory in an aggregate amount of, $2.3 million in 2012 $1.7 million in 2013 and $82,000 in 2014. We have incurred write-offs as a result of slow moving items, excess inventories, discontinued products and products with market prices lower than cost.

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

VoIP and other services are not currently subject to all of the same regulations that apply to traditional telephony. Nevertheless, it is possible that foreign or U.S. federal or state legislatures may seek to impose increased fees and administrative burdens on VoIP, data, and video providers. The FCC requires VoIP service providers to meet various emergency service requirements relating to delivery of 911 calls, known as E911, and to accommodate law enforcement interception or wiretapping requirements, such as the Communications Assistance for Law Enforcement Act, or CALEA. In addition, the FCC may seek to impose other traditional telephony requirements such as disability access requirements, consumer protection requirements, number assignment and portability requirements, and other obligations, including additional obligations regarding E911 and CALEA. The cost of complying with FCC regulations could increase the cost of providing Internet phone service which could result in slower growth and decreased profitability for this industry, which would adversely affect our business.

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

Revenues generated outside of the Americas and Israel represented approximately 42% of our revenues in 2012 42% of our revenues in 2013 and 44% of our revenues in 2014. Part of our strategy is to expand our penetration in existing foreign markets and to enter new foreign markets. Our ability to penetrate some international markets may be limited due to different technical standards, protocols or product requirements in different markets. Expansion of our international business will require significant management attention and financial resources. Our international sales and operations are subject to numerous risks inherent in international business activities, including:

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

Although we have operations throughout the world, the majority of our revenues and our operating costs in 2014 were denominated in, or linked to, the U.S. dollar. Accordingly, we consider the U.S. dollar to be our functional currency. However, a significant portion of our operating costs in 2014 were incurred in New Israeli Shekels (NIS). During 2014, the NIS depreciated against the U.S. dollar, which resulted in a decrease in the U.S. dollar cost of our operations in Israel. As a result of this differential, from time to time we may experience increases in the costs of our operations outside the United States, as expressed in U.S. dollars. If there is a significant increase in our expenses, we may be required to increase the prices of our products and may be less competitive. Currently, our international sales are denominated primarily in U.S. dollars. Therefore, any devaluation in the local currencies of our customers relative to the U.S. dollar could cause customers to decrease or cancel orders or default on payment.

Our sales to European customers denominated in Euros are increasing. Sales denominated in Euros could make our revenues subject to fluctuation in the Euro/U.S. dollar exchange rate. If the U.S. dollar appreciates against the Euro, we may be required to increase the prices of our products that are denominated in Euros. In 2014, the U.S. dollar appreciated against the Euro, which resulted in an increase in the prices of our products that are denominated in Euros.

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

We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. There has been an increase in unrest and terrorist activity in Israel, which has continued with varying levels of severity for many years through the current period of time. This has led to ongoing hostilities between Israel, the Palestinian Authority, other groups in the West Bank and Gaza Strip, and the northern border of Lebanon, such as the hostilities along Israel's border with the Gaza Strip and the missiles fired from the Gaza Strip into Israel in 2012 and 2013, as well as during the latest hostilities in the summer of 2014. The future effect of this conflict on the Israeli economy and our operations is unclear. The Israeli-Palestinian conflict may also lead to political instability between Israel and its neighboring countries. Ongoing violence between Israel and the Palestinians, as well as tension between Israel and the neighboring countries, may have a material adverse effect on our business, financial conditions and results of operations.

Recent political events in various countries in the Middle East, such as Syria, Iraq, Iran and Egypt, have weakened the stability of those countries, and have allowed extreme terrorists organizations, such as ISIS, to operate in certain territories in the Middle East. This instability may lead to deterioration of the geo-political conditions in the Middle East. In addition, this instability may affect the global economy and marketplace through changes in oil and gas prices. Our headquarters and research and development facilities are located in the State of Israel. Any events that affect the State of Israel may impact us in unpredictable ways. We have contingent plans for alternative manufacturing and supply sources, but these plans may be insufficient. Should our operations be impacted in a significant way, this may adversely affect the results of our operations.

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

We are adversely affected by the changes is the value of the U.S. dollar against the New Israeli Shekel and could be adversely affected by the rate of inflation in Israel.

We generate most of our revenues in U.S. dollars and, in 2014, a significant portion of our expenses, primarily salaries, related personnel expenses and the leases of our buildings in Israel, were incurred in NIS. We anticipate that a significant portion of our expenses will continue to be denominated in NIS.

Our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS. During , 2012 and 2013, the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our operations in Israel. During 2014, the NIS depreciated against the U.S. dollar, which resulted in a decrease in the U.S. dollar cost of our operations in Israel. To the extent the U.S. dollar weakens against the NIS, we could experience an increase in the cost of our operations, which are measured in U.S. dollars in our financial statements, which could adversely affect our results of operations. In addition, in periods in which the U.S. dollar appreciates against the NIS, we bear the risk that the rate of inflation in Israel will exceed the rate of such devaluation of the NIS in relation to the U.S. dollar or that the timing of such devaluations were to lag considerably behind inflation, which will increase our costs as expressed in U.S. dollars.

A decrease in value of the U.S. dollar in relation to the NIS could have the effect of increasing the cost in U.S. dollars of these expenses. Our U.S. dollar-measured results of operations were adversely affected in 2012 and 2013 when the NIS appreciated against the U.S. dollar. This could happen again if the U.S. dollar were to decrease in value against the NIS.

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

Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, exchange rate fluctuations have an impact on our profitability and period-to-period comparisons of our results of operations. In 2014, the value of the U.S dollar increased in relation to the NIS by 12.0% and the deflation rate in Israel was 0.1%. In 2013, the value of the U.S. dollar decreased in relation to the NIS by 7.0% and the inflation rate in Israel was 1.9%. In 2012, the value of the U.S. dollar decreased in relation to the NIS by 2.3% and the inflation rate in Israel was 1.4%. Our results of operations may be adversely affected in case of a decrease in the value of the U.S. dollar to the NIS.

The Israeli government programs in which we currently participate, and the tax benefits we currently receive require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs.

Currently there are four programs under the Israeli Law for the Encouragement of Capital Investments, 1959, or the Investment Law, that entitle us to certain tax benefits. Our facilities in Israel have been granted Approved Enterprise status under the Israeli Law for the Encouragement of Capital Investments, 1959, or the Investment Law under four programs of Approved Enterprise. We have two programs that qualify as Beneficiary Enterprises pursuant to an amendment to the Investment Law that came into effect in April 2005. Among other things, the Investment Law, as amended in 2005, provides tax benefits to both local and foreign investors and simplifies the approval process. Such amendments do not apply to investment programs approved prior to December 31, 2004. Therefore, our Approved Enterprise program is not subject to the provisions of the amendment, but our four Beneficiary Enterprise programs are subject to the amendment.

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

In 2014, we recognized a royalty-bearing grant of $3.9 million from the Government of Israel, through the OCS, for the financing of a portion of our research and development expenditures in Israel. The OCS budget has been subject to reductions, which may affect the availability of funds for these prospective grants and other grants in the future. As a result, we cannot be certain that we will continue to receive grants at the same rate, or at all . In addition, the terms of any future OCS grants may be less favorable than our past grant. As of December 31, 2014, we have a contingent obligation to pay royalties in the amount of approximately $39.6 million.

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

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Between January 1, 2010 and March 20, 2015, our share price has fluctuated from a low of $1.20 to a high of $9.12. The following factors may cause significant fluctuations in the market price of our ordinary shares:

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

Based on the composition of our gross income, the composition and value of our gross assets and the amounts of our liabilities for each taxable year from 2004 through 2014, we do not believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes during any of such tax years. It is likely, however, that we were a PFIC in each of 2001, 2002 and 2003. There can be no assurance that we will not become a PFIC in any future tax year in which, for example, the value of our assets, as measured by the public market valuation of our ordinary shares, declines in relation to the value of our passive assets (generally, cash, cash equivalents and marketable securities). If we are a PFIC for any tax year, U.S. shareholders who own our ordinary shares during such year may be subject to increased U.S. federal income tax liabilities and reporting requirements for such year and succeeding years, even if we cease to be a PFIC in such succeeding years. A U.S. holder of our ordinary shares will be required to file an information return containing certain information required by the U.S. Internal Revenue Service for each year in which we are treated as a PFIC with respect to such holder.

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

As a foreign private issuer subject to U.S. federal securities laws, we spend a significant amount of management time and resources to comply with laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, United States Securities and Exchange Commission (“SEC”) regulations and NASDAQ rules. While we have developed and instituted corporate compliance programs and continue to update our programs in response to newly implemented or changing regulatory requirements, we cannot provide assurance that we are or will be in compliance with all potentially applicable corporate regulations. If we fail to comply with any of these regulations, we could be subject to a range of regulatory actions, fines or other sanctions or litigation. In connection with our compliance with the internal control provisions of Section 404 and the other applicable provisions of the Sarbanes-Oxley Act, our management and other personnel devote a substantial amount of time, and may need to hire additional accounting and financial staff, to assure that we comply with these requirements. The additional management attention and costs relating to compliance with the Sarbanes-Oxley Act, the Dodd-Frank Act and other corporate governance requirements could materially and adversely affect our financial results.

The internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act may not prevent or detect misstatements because of certain of its limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. As a result, even effective internal controls may not provide reasonable assurances with respect to the preparation and presentation of financial statements. We cannot provide assurance that, in the future, our management will not find a material weakness in connection with its annual review of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We also cannot provide assurance that we could correct any such weakness to allow our management to assess the effectiveness of our internal control over financial reporting as of the end of our fiscal year in time to enable our independent registered public accounting firm to state that such assessment will have been fairly stated in our Annual Report on Form 20-F or state that we have maintained effective internal control over financial reporting as of the end of our fiscal year. Discovery and disclosure of a material weakness in our internal control over financial reporting could have a material impact on our financial statements and could cause our stock price to decline.

The conflict minerals disclosure rules in the United States are complex and compliance with the rules could be difficult.

We are subject to SEC disclosure obligations relating to our use of so-called “conflict minerals”-columbite-tantalite, cassiterite (tin), wolframite (tungsten) and gold. These minerals are present in a significant number of our products. The disclosure obligations are complex, and there is little formal guidance with respect to their application. Under the rules as adopted, our first report under these disclosure obligations was filed with the SEC in May 2014. Unless a legal challenge to the validity of these rules is upheld, this report is required to be filed on an annual basis by May of each year.

Although we expect to be able to file the required report on time if required to do so, the preparation of our report is dependent upon the implementation and operation of our systems and processes and information supplied by our suppliers of products that contain, or potentially contain, conflict minerals. To the extent that the information that we receive from our suppliers is inaccurate or inadequate or our processes in obtaining that information do not fulfill the SEC's requirements, we could face both reputational and SEC enforcement risks. In addition, our efforts to comply with the disclosure rules and to otherwise implement conflict-free sourcing policies could result in changes to our supply chain that could disrupt existing supply sources or cause more uncertainty with respect to our supply chain.

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

Major Developments since January 1, 2014

In March 2014, we sold in a public offering 4,025,000 of our ordinary shares, including 525,000 shares sold pursuant to the exercise in full of an over-allotment option granted to the underwriters, at a purchase price of $8.00 per share. We realized from this offering net proceeds of approximately $29.7 million, after deducting underwriting commissions and other offering expenses.

In April 2014, the Israeli Office of the Chief Scientist (OCS) approved a three-year program (2014-2016) for approximately NIS100 million (equal to approximately $25.7 million based on the exchange rate in effect as of December 31, 2014) to enable us to establish an advanced innovative research and development center for cloud computing technologies and Unified Communications. In May 2014, the research and development center was established. The new research and development center is expected to increase its staff to 100 engineers by 2016. We expect that a significant portion of the cost of this project will be reimbursed to us through grants from the OCS pursuant to this program. The grants are subject to conditions relating to grants by the OCS. Funding for the whole term of the program is subject to the continued review and approval of the progress of the project by the OCS.

Since January 1, 2014, AudioCodes has invested in the following key product lines and solutions to address the following market segments:

•

One Voice for Enterprise Mobility: We keep expanding our One Voice offering with a cloud-based enterprise mobility solution suite for business customers. This solution includes mobile clients coupled with a delivery platform for secure connectivity, management and monitoring and enables service providers to offer their business customers mobile communications services over data networks while reducing the total cost of ownership. MobilityPlus Business Edition (BE) and VocaNOM is based on home-grown technologies, which include a proven Voice Engine and connectivity to social networks and over public cloud architecture. This application leverages the MobilityPlus Consumer Edition (CE) formerly known as VMAS. The MobilityPlus BE enables employees of a customer to communicate with their colleagues seamlessly from their smartphone devices by initiating VoIP calls over Wi-Fi and cellular data networks. Connecting with the enterprise’s PBX or IP-PBX, the application allows enterprises to reduce their cellular communications charges and streamline mobile collaboration between their employees through features such as advanced dialing, smart contacts, enhanced presence, instant messaging and one-number reach. MobilityPlus BE supports high-definition voice quality and leverages AudioCodes session border controller products and core voice engine technologies to provide end-to-end HD VoIP. Deployed as an add-on to the existing IP-PBX or PBXs of a business customer, the solution reduces the need for costly replacement of equipment.

•	VocaNOM Speech–driven Dialing for Enterprises: During 2014, AudioCodes utilized cloud technology in order to expand service reach and customer scope, significantly reducing product cost and allowing an attractive offering to SMBs as well as large-scale enterprises. In parallel to the cloud migration efforts, AudioCodes started developing the VocaNOM mobile application as part of a business marketing strategy. Four languages in addition to Hebrew were developed for the VocaNOM service in order to enable speech recognition in English (U.S.), Spanish, Russian and German.

•	Extended Connectivity, Survivability and Applications for Microsoft Lync Deployments: During 2014, AudioCodes expanded its portfolio specifically designed for Microsoft Lync, Exchange online and Office 365. We launched One Box 365, One Box 365 Pro edition and the One Box 365 Enterprise edition product family that provide an all-in-one Lync appliance solution. OneBox 365 targets Office 365 customers who seek to add enterprise voice capabilities and PSTN connectivity. OneBox 365 significantly reduces the time it takes to install a full Lync solution and simplifies the day to day maintenance operations of Lync deployments. In addition, we qualified two new Lync phone models, HD430 and HD440, which broaden our Lync phone offering aimed at higher end users. AudioCodes’ Interactive Voice Response (IVR) application for Lync was certified by Microsoft. AudioCodes IVR provides large, multi-branch organizations with a localized per branch IVR implementation. Additionally, in 2014, AudioCodes released a version of our Session Experience Manager (SEM) for Lync, which integrates with Miscrosoft Lync to provide IT managers with a complete end to end enterprise voice quality monitoring system. Finally, a new cost effective Lync resiliency solution called “One Voice Resiliency” (OVR) was developed and released. OVR targets micro branches (up to 50 users) in need of high voice service availability. The OVR solution is based on AudioCodes Mediant SBCs and provides protection against WAN failures.

•	Extended Connectivity and Survivability for Hosted Services: In 2014, AudioCodes continued to evolve its demarcation device offerings for hosted services. The demarcation device is located at the enterprise premise and provides business continuity, smooth migration from on-premises PBX, and quality monitoring for hosted services. Zero touch configuration mechanisms were added to facilitate smooth deployment of the demarcation device. In addition to the demarcation device, we expanded our Access SBC offering for service provider networks. The main task of our Access SBC is to protect the service provider’s network. In addition, it monitors and enforces voice quality and normalizes SIP traffic. We launched the Mediant 9000 as our premier Access SBC and expanded its capacity up to 24,000 concurrent sessions. During 2014, our MSBR family, Mediant 9000 SBC and IP Phones obtained certifications from Broadsoft, assuring hosted service providers relying on the Broadsoft solution seamless interoperability with AudioCodes CPE and Access SBC portfolio.

•	Software Enterprise Session Border Controller: There has been a move to Network Function Virtualization (NFV) in the service provider space. Service providers seek to harmonize their infrastructure on common off the shelf servers, as opposed to proprietary hardware. In 2014, AudioCodes continued to invest in NFV by adding more capabilities to its software SBC product line. This includes kernel Based Virtual Machine, or KVM, hypervisor support and integration with orchestration frameworks. We enhanced the performance of our software SBCs. The capacity of our Server Edition SBC, which is a bare blade SBC running on Commercial off the shelf, or COTS, servers, increased from 16,000 to 24,000 sessions. The capacity of our Virtualized Edition SBC increased from 2,000 to 6,000 sessions.

•	IP Phones for Microsoft Lync, Contact Centers, and hosted environment (BroadSoft): During 2014, we added advanced capabilities to our 400HD Lync compatible IP phones, including capabilities for integration with Lync PC client and security enhancements. Our 400HD phones received BroadSoft certification. In addition, we added specific capabilities such as Shared Line Appearance, Network Conference and Resiliency. For contact center markets and webRTC environments, we added OPUS codec support for an end to end high definition voice quality experience. Our IP Phones were further enhanced for Genesys contact centers by adding capabilities such as business continuity and support for call distribution groups.

•	Multi-Service-Business-Routers: A new cost efficient single PRI MSBR was added to our portfolio, based on the Mediant 500. The Mediant 500 single PRI configuration joins the Mediant 800 two PRI device. We have also developed a new IPv6 routing functionality needed by most service providers. IPv6 routing allows interworking with IPv6-based MPLS backbones as a CPE router. In addition, we added support for TR-69 provisioning for service providers that use it for their residential customers and prefer to stay with the same protocol for their enterprise customers as well. Web configuration was also added to allow the service provider’s end customer some basic provisioning capabilities.

•	One Voice Operations Centre. Our One Voice operations center (“OVOC”) offers management applications for large scale cloud or premise-based unified communications deployments. It monitors, manages and operates AudioCodes’ session border controllers (SBC), media gateways, Microsoft survivable branch appliances (SBA), multi-service business routers (MSBR) and IP phones. During 2014 we invested in the following modules and functionalities of OVOC:

•	Session Experience Manager (SEM): In 2014, we launched “SEM for Lync”. This new SEM specifically targets Lync customers. It provides an in depth view of the entire enterprise network voice quality. SEM measures the quality across SIP trunks as well as on individual calls, including Lync to Lync calls. To do so, SEM for Lync integrates with Lync Monitoring server and Active Directory. By using SEM for Lync, an enterprise IT can be alerted to problems, root cause analyze these problems and identify network bottlenecks.

•	Element Management System (EMS): In 2014 we launched EMS for 400 HD IP Phones. The EMS IP Phones management system consists of a web based interface which is launched from the EMS generic client. EMS for IP Phones provide day one management operations, such as automatic provisioning and firmware download, user management, comprehensive configuration file templates and mass operations. The EMS for IP Phones day by day operation consists of real time dashboard showing for each end user the status of the IP Phone as well as showing and forwarding IP Phones alarms.

Principal Capital Expenditures

We have made and expect to continue to make capital expenditures in connection with expansion of our production capacity. The table below sets forth our principal capital expenditures incurred for the periods indicated (amounts in thousands):

	Year Ended December 31
	2012	2013	2014

Computers and peripheral equipment	$1,619	$1,478	$1,775

Office furniture and equipment	353	101	108

Leasehold improvements	34	7	655

Total	$2,006	$1,586	$2,538

B.	BUSINESS OVERVIEW

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

Industry Background

Market Trends

The networking and telecommunications industries have experienced rapid change over the last few years. The primary factors driving this change include the following:

•	New technologies. The increase of speed and the proliferation of broadband access technologies alongside related technologies, such as new high definition voice compression algorithms, quality of service mechanisms and security and encryption algorithms and protocols, have enabled delivery of voice over packet to residential and enterprise customers with more reliability, higher quality and greater security. Examples of these broadband access technologies include: third generation cellular, WiMax, LTE, WiFi, data over cable, digital subscriber line technologies and fiber networks (FTTx). Packet technologies enable delivery of real time and non-real time services by different service providers that do not necessarily own the access network or the part of the network through which the subscriber accesses the network. This allows for the growth of alternative or virtual service providers that do not own an access network.

•	Competition by alternative service providers with incumbent and traditional service providers. Competition by alternative service providers is causing incumbents to deploy advanced broadband access technologies and increase their competitiveness by offering bundled services to their subscribers, such as voice, video and data, and online gaming. In addition, the emergence of wide band vocoders that use a higher sampling rate than used in legacy time domain multiplexing, or TDM, networks allows service providers to offer higher quality voice and music over their newly established IP network.

•	Increasing need for peering between VoIP networks. Service providers and enterprises are increasingly building out VoIP networks. As a result, there is an increasing need to connect between two VoIP networks. In order to interconnect between two VoIP networks, service providers and enterprises need session border controllers to provide connectivity and security.

•	Unified communications in the enterprise. With the move to VoIP and the network integration between voice and data based on Ethernet and IP, enterprises can easily move into a unified communications network. Unified communications networks integrate all means of communications into a single experience, providing on line (voice, data, instant messaging) and off line (voice mail, email and fax) integration into the same device. The devices can be PCs, desktop phones or mobile smartphones and tablets.

•	Mobility. Mobile smartphones have become popular among business professionals as well as the general public. Smartphones, running advanced operating systems such as Symbian, Windows phone, Android and iOS, include high CPU power, large storage space, integrated WiFi and cellular data, as well as the ability to run high performance multimedia applications. Mobile VoIP is one of these applications, allowing cost-effective roaming for a service provider’s customers and enterprise mobility services.

•	WebRTC. WebRTC is a free, open project that provides WEB browsers and mobile applications with Real-Time Communications (RTC) capabilities via simple Application Programing Interface, or APIs. The WebRTC components have been optimized to best serve this purpose. WebRTC enables rich, high quality RTC applications to be developed for the standard WEB browser, mobile platforms, and Internet of Things (IoT) devices, and allows them all to communicate via a common set of protocols. The WebRTC initiative is a project supported by Google, Mozilla and Opera, among others. Over 300 vendors are now active in the market. WebRTC support is available by default mainstream web browsers like Chrome, Opera and Firefox, and also in mobile, WebRTC is making a major impact in the RTC world as it does not require a user to download a specific application and also makes it easy for WEB developers to quickly develop RTC services without requiring specific RTC knowhow. To enable connecting SIP based communication services (e.g., unified communications or contact centers) with WebRTC, a WebRTC gateway is required to mediate between the incompatible media and signaling of the different systems. WebRTC gateway functionality may be standalone or incorporated into an SBC.

•	Network Function Virtualization (NFV). NFV is a Transition of network infrastructure services to run on virtualized computing platforms using cloud technology to provide network functionality. The significance of software only products for the telecommunications market is increasing as operators and enterprises are seeking to move away from dedicated hardware platforms to common generic computing platforms that are enabling data centers. NFV aims to leverage standard IT virtualization technology to consolidate potentially all network functions (including SBCs) onto industry standard high volume servers, switches and storage, which could be located in datacenters, network nodes and on end user premises. There are a number of challenges that NFV needs to address, including performance, scale, resilience, management and automation. These and other technical challenges are being addressed in a network operator-led Industry Specification Group (ISG) under the auspices of ETSI, an industry standards setting body.

•	Hosted Business Services. The growth of Hosted Business Services is widely affecting the communications world. Enterprises are adopting hosted and cloud services. Hosted unified communications and contact centers that are driven by Microsoft, BroadSoft, Interactive Intelligence, Genesys and others are gaining wide traction within the enterprise community and are growing fast as an alternative to on premise solutions.

•	Cloud Computing. The emergence of cloud computing services also affects the communications world. Leading unified communication vendors offer their hosted services on the cloud as an alternative to enterprise owned systems. This includes solutions such as Microsoft Office 365, IP Centrex services by telecom providers and quality of experience monitoring solutions such as Broadsoft PacketSmart.

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

AudioCodes’ Solution

Using our voice compression algorithms, industry standards, advanced digital signal processing techniques, VoIP control protocol and security expertise, and voice communications system design expertise, our products address interoperability challenges, quality of service problems, security problems and reliability problems facing the VoIP industry. We enable our customers to build voice over packet networks that provide communication quality comparable to, and even better than, traditional telephone networks. Using HDVoIP, voice quality can even surpass the quality of traditional TDM networks. We work closely with our customers in order to tailor our products to meet their specific needs, assist them in integrating our products within their networks and help them bring their systems into operation on a timely basis. We also work with our customers in deploying their systems in various network environments.

Utilizing our investment in developing standards-based VoIP protocol support for our products, customers can integrate our products with a large number of industry leading IP-PBXs, unified communications, contact centers and carrier soft switches. Our interoperability teams test our products against a variety of other products for interoperability, primarily focusing on the leading VoIP protocols standards: Session Initiation ProtocolSIP.

We believe that the following strengths have enabled us to develop our products and provide services to our customers:

•	Leadership in voice compression technology. We are a leader in voice compression technology. Voice compression exploits redundancies within a voice signal to reduce the bit rate of data required to digitally represent the voice signal while still maintaining acceptable voice quality. Our key development personnel have significant experience in developing voice compression technology. We were involved in the development of the ITU G.723.1 voice coding standard that was adopted by the VoIP Forum and the International Telecommunications Union as the recommended standard for use in voice over IP gateways. We implement industry voice compression standards and work directly with our customers to design state-of-the-art proprietary voice compression algorithms that satisfy specific network requirements. We believe that our significant knowledge of the basic technology permits us to optimize its key elements and positions us to address further technological advances in the industry. We also believe that our technological expertise has resulted in us being sought out by leading equipment manufacturers to work with them in designing their systems and provision of solutions to their customers.

•	Digital signal processing design expertise. Our extensive experience and expertise in designing advanced digital signal processing algorithms enables us to implement them efficiently in real time systems. Digital signal algorithms are computerized methods used to extract information out of signals. In designing our signal processors, we use minimal digital signal processing memory and processing power resources. This allows us to develop higher density solutions than our competitors. Our expertise is comprehensive and extends to all of the functions required to perform voice compression, fax and modem transmission over packet networks and telephone signaling processing.

•	Compressed voice communications systems design expertise. We have the expertise to design and develop the various building blocks and the products required for complete voice over packet systems. In building these systems, we develop hardware architectures, voice packetization software and signaling software, and integrate them with our signal processors to develop a complete, high performance compressed voice communications system. We assist our customers in integrating our signal processors into their hardware and software systems to ensure high voice quality, high completion rate of fax and data transmissions and telephone signaling processing accuracy. Further, we are able to customize our off-the-shelf products to meet our customers’ specific needs, thereby providing them with a complete, integrated solution.

•	Real time embedded software design and implementation expertise. We have the expertise to design and develop voice and data network elements using embedded real time software to achieve more competitive pricing. The development and integration of VoIP signaling protocols, routing protocols, management and provisioning into a more cost-effective solution uses our expertise and investment in research and development resources. We believe that the benefits we can deliver are better price performance, smaller footprint, reduced power consumption and more attractive products.

•	Media gateway and session border control protocols design expertise. We have extensive experience in developing media gateway and session border control standard protocols and keep ourselves up to date with new requests for comments. As a result, we are able to adjust our features according to customer requirements. In addition, interoperability testing allows us to provide our customers with a single gateway or session border control platform that can interface with most of the leading PBX, IP-PBX and unified communications solution providers and provide seamless connectivity to SIP trunk services.

•	Network Management and Monitoring tools. We have deep understanding of how large scale enterprise networks operate, and as a result, have significant expertise in network management and monitoring tools. We combine our understanding of real-time media processing technology, with our experience in unified communications, contact center, and hosted services, to develop and deliver the needed network management and monitoring tools required to efficiently operate large scale, globally distributed organizations.

•	IP Phone design expertise. We have gained significant expertise around the development of IP Phones, which are used by enterprise employees in conjunction with IP Telephony, IP Centrex, Unified Communications, and Contact Center deployments. We leverage our deep understand of voice processing, along with our expertise in signaling, to develop advanced IP Phones.

•	Close technology relationships with market leaders. Our continuing efforts with respect to testing and certifying our systems for compatibility with other vendors’ complimentary solutions, positions us as a provider of VoIP products that can interoperate with most of the world’s leading VoIP products. It also helps to create for us an extensive feature list that can be used by different customers for their own networks and solutions.

•	Deep understanding of VoIP security. Based on long-standing market experience with deploying AudioCodes products at enterprise networks, we have developed a detailed understanding of the VoIP security requirements of enterprises including admission control, denial of service, throttling and traversal aspects. This understanding and knowledge helps us reach integration with our communications protocols implementation creating an effective VoIP security solution.

•	VoIP professional services. Based on our extensive expertise in VoIP network and technology we offer services intended to enhance customer’s VoIP network capabilities, by offering network assessment services and other professional services.

We believe that our products possess the following advantages:

•	Voice over Packet signal processors. Our multi-channel signal processors enable our customers and us to create products that meet the reliability, capacity, size, power consumption and cost requirements needed for building high capacity VoIP products.

•	Multiple and comprehensive product lines. We address both the standards-based open telecommunications architecture market and the proprietary system market. We can do this because we enable our customers to use multiple applications in different market segments. For example, our VoIP communications boards target the open telecommunications architecture market, while our signal processors, modules and voice packetization software target the proprietary system market. Our analog and digital media gateways and multi-service business gateways target residential, hosted, access, trunking and enterprise applications and our session border controllers target unified communication, SIP trunking, IP centrex and contact center networks. Our IP phones and VoIP mobile clients target the enterprise and service provider hosted solutions markets.

•	Extensive feature set. Our products incorporate an extensive set of signal processing functions and features (such as coders, fax processing and echo cancellation), functionalities (such as session initiation protocol, or SIP, H.248, or Megaco, and media gateway control protocol, or MGCP) and implement a complete system. We offer the ability to manage multiple channels of communications working independently of each other, with each channel capable of performing all of the functions required for voice compression, fax and modem transmission, telephone signaling processing and other functions. These functions include voice, fax or data detection, echo cancellation, telephone tone signal detection, generation and other telephony signaling processing. Our gateway products, media server and multi-service business gateways also offer wireless/mobile features to enable fixed mobile convergence.

•	Cost-effective solutions. We are able to address different market segments and applications with the same hardware platforms thus providing our customers with efficient and cost-effective solutions.

•	Open architecture. Our networking products utilize industry standard control protocols that enable them to interoperate with other vendors and easily integrate into enterprise IP telephony systems as well as carrier networks. Our voice over packet communications boards target the open architecture gateway market segment, which enables our customers to use hardware and software products widely available for standards-based open telecommunications platforms. We believe that this provides our customers the benefits of scalability, upgradeability and enhanced functionality without the need to replace their systems for evolving applications.

•	Various entry level products. Our wide product range (chips to media gateways, multi-service business gateway, IP phones and media servers) provides our customers with a range of entry level products. We believe that these building blocks enable our customers to significantly shorten their time to market by adding their value added solution.

•	VoIPerfect architecture. Our VoIPerfect architecture serves as the underlying technology platform common to all of our products since 1998. VoIPerfectTM is regularly updated and upgraded with features and functionalities required to comply with evolving standards and protocols. VoIPerfectTM architecture comprises VoIP digital signal processing, or DSP, software and media streaming embedded software, integrated public telephone switched network, or PTSN, signaling protocols and VoIP standard control protocols, VoIP security mechanisms, provisioning and management engines. Additional features enable carrier-grade quality and high availability. VoIPerfectTM architecture components are available in AudioCodes’ products at various levels of integration, from the chip level, through blades, to high-availability and non-high-availability analog and digital gateway and session border controller platforms.

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

We typically categorize our revenues from products and services into two main business lines: network and technology. Network products consist of customer premises equipment, or CPE, gateways for the enterprise and service provider (or carrier) markets and of carrier-grade-oriented low- and mid-density media gateways for service providers and ESBCs. Complementing our media gateways and session border gateways as network products are our multi-service business routers (MSBR). IP phones, media servers, mobile VoIP solutions and value added application products. Sales of network products accounted for approximately 62% of our revenues in 2012, approximately 66% of our revenues in 2013 and approximately 62% of our revenues in 2014. Network services accounted for approximately 18% of our revenues in 2012, approximately 18% of our revenues in 2013 and approximately 24% of our revenues in 2014.

Technology products are enabling in nature and consist of our chips and boards business products. These are sold primarily to original equipment manufacturers, or OEMs, through distribution channels. Our chips and boards serve as building blocks that our customers incorporate in their products. In contrast, our networking products are used by our customers as part of a broader technological solution and are a box level product that interacts directly with other third party products. Sales of technology products accounted for approximately 19% of our revenues in 2012, approximately 15% of our revenues in 2013 and approximately 13% of our revenues in 2014. Technology services accounted for approximately 1% of our revenues in 2012 and 2013 and less than 1% of our revenues in 2014.

Networking products

This line of products includes products that are network level products. Networking products are deployed in enterprise unified communications networks, service providers residential and access networks, trunking applications in carrier networks, and fixed-mobile convergence applications.

•	Our media gateways enable voice, data and fax to be transmitted over Internet and other protocols, and interface with third party equipment to facilitate enhanced voice and data services. We offer analog media gateways for toll bypass, residential gateways, hosted, access and enterprise applications; and digital media gateways with various capacities for wireless, wireline, cable, enterprise, fixed mobile convergence, and unified communications;

•	Our session border controller (E-SBC) for enterprises and service providers connecting to SIP trunk and hosted services and between unified communications and IP PBX systems. Our SBCs provide demarcation for security, interoperability, local survivability and quality assurance that are required for reliable IP to IP connectivity between enterprise branch offices and main office, between enterprise and SIP trunking or cloud-based applications service providers. E-SBCs also connect between IP-PBXs and unified communication systems from different vendors, and enable remote workers connectivity into the enterprise VoIP network. In the service and cloud provider segment, our SBCs function primarily as Access SBCs providing security, multi-tenancy and connectivity for the business customers of the hosted application server

•	Our multi-service business routers integrate multiple data, telephony and security services into a single device. Building on our media gateway CPE line, we have added the support of additional functions such as a LAN switching, data routing, firewall WiFi Access Point, WAN interface and a session border controller, providing service providers with an integrated demarcation point and the enterprise with an all-in-one solution for its communications needs.

•	Our IP phones include a family of phones designed for high definition Unified Communications and Contact Centers markets, as well as for IP-Centrex (or Hosted Unified Communications) service provider solutions.

•	We offer a variety of products that are tailored for Microsoft unified communication environments. These products include connectivity platforms that are based on our Mediant gateway and SBC devices, as well as survivable branch appliances (SBAs), enhanced gateways, E911 gateways and SBCs and One Box 365 (designed to allow Enterprise Voice capabilities and PSTN connectivity for Office 365 customers). Other products for the Microsoft Lync environment include IP phones and applications such as faxing solutions, call recording solutions (SmartTAP) and Speech Recognition Auto Attendant solutions.

•	Our media servers enable conferencing, multi-language announcement functionality, and other applications for voice over packet networks.

•	We offer a professional service module of VoIP network assessment for enterprises (VNA). The VNA is provided to enterprises seeking a smooth and high quality transition to deployment of unified communications (e.g., Microsoft Lync) and IP contact centers. The VNA provides the customer with an understanding of its current IP network capability and readiness to carry high quality VoIP traffic on top of data services.

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

The MediaPack family includes the MP112, 114, 118 and 124 analog gateways supporting 2, 4, 8 or 124 analog lines respectively, as well as the MP-2xx family of residential and Small Office Home Office (SOHO) gateways (MP-252, MP-262 and MP264) . The MediaPack 262 and 264 (MP-252) are feature-rich SOHO gateways for hosted business telephony. With VDSL2 and Gigabit access multiple antenna wireless LAN connectivity, DECT handsets supporting HD VoIP, bluetooth interface for connecting cellular phones and optional battery backup, it is an advanced, cost-effective all-in-one solution for hosted telephony and unified communications providers. The MP-252 supports ADSL2+ targeting the residential market.

The Mediant Family of Products - Session Border Controllers (SBCs), Digital and Mixed (Digital and Analog) Media Gateways (MGWs),) and Multi-Service Business Routers (MSBRs) for Service Provider Access and Enterprise Applications (MediantTM 500L, 500, 800, 1000, 2000, 3000 Media Gateways and SBC, Mediant4000, 9000 SBCs, Mediant SE and VE Software and virtualized SBCs and Mediant 500L, 500, 800 and 1000 MSBRs),as well as higher capacity Media and Transcoding Gateways for Wireless, Wireline and Cable Service Provider networks (Mediant, 5000 and 8000)

The MediantTM product family offers scalability and functionality, providing a full suite of standards compliant control protocols and public switched telephone network, or PSTN, signaling interfaces for a variety of applications in most unified communications, IP-PBX, SIP application and softswitch controlled environments. This product family is compatible with popular voice over IP voice coders and protocols, including code-division multiple access, or CDMA, global system for mobile communications, or GSM, CDMA2000, universal mobile telecommunications service, or UMTS, and Long Term Evolution (LTE), as well as popular narrowband and wideband voice coders used in enterprise and Over the Top networks, such as OPUS SILK, RTA, SPEEX, G.722 and more. It builds on our VoIPerfect® architecture, which is installed in millions of lines worldwide. It is also interoperable with most of the world’s leading vendors.

The MediantTM family provides customers with a comprehensive line of different sized gateways and SBCs. Small or medium-sized gateways enable cost-effective solutions for enterprise or small points of presence, as well as entry into fast growing new and emerging markets. The large gateways scale to central office capacities and are designed to meet carriers’ operational requirements. The Mediant family of media gateways is capable of supporting unified communication, contact center and service provider VoIP applications which may be of increased interest to enterprises and service providers.

The Mediant family of products consists of a number of models that offer different capacity, that is the number of concurrent calls or sessions that the gateway or SBC can handle. The capacity of our Mediant products range from approximately 30 concurrent calls/sessions to 24,000 concurrent calls/sessions.

Our Mediant 1000, Mediant 800 Mediant 500 and Mediant500L have three different configurations. The first two are a modular VoIP media gateway and enterprise session border controllers. The other includes multi-service business routers, or MSBRs, which are networking devices that combine multiple multiservice functions such as a media gateway, session border controller, data router, firewall, LAN switch, WAN access and survivability. The MSBR concept is designed to address the needs of service providers that offer hosted Unified Communications and SIP trunking services . The range of interfaces supported on the Mediant 500L, Mediant500, Mediant 800 and Mediant 1000 MSBR include a variety of voice and data (WAN) interfaces.

Our product line specifically designed for the Microsoft unified communications environment, known as Lync, is constantly upgraded to support the latest Microsoft unified communications specifications. These products include Lync qualified IP Phones, enhanced gateways, enterprise session border controllers, survivable branch appliances and OneBox365 (integrated Lync, SBC and MGW for Office365 voice deployments) based on our Mediant family, as well as faxing solutions, auto attendant solutions and SmartTAP, a passive compliance recording solution. The marketing and sales of these products utilizes our growing network of Microsoft VSPs (voice specialized partners) with whom we work closely.

Our SBC technology integrates into all Mediant platforms , except the Mediant5000 and Mediant8000 gateways. It offers secure VoIP and multimedia traversal of firewall, or FW, and network address translation, or NAT, systems, as well as denial of service, or DoS, attack prevention at both the signaling and media layers. These products target the VoIP security, connectivity and Quality of Service (QoS) needs of enterprises and service providers of different sizes, migrating from traditional PSTN connectivity to IP. NAT and FW traversal as necessary to allow VoIP and multimedia sessions to pass from the service provider (“SP”) network to the residential, enterprise or other SP network. Security and DoS attack prevention protects the enterprise or SP networks from fraud attacks that load an application server until it crashes. QoS assurance prioritizes voice sessions, manages a number of concurrent sessions and monitors the quality of voice to make sure voice communications is of high quality and warns if it degrades

The Mediant SBC also provides comprehensive protocol mediation capabilities, which is the translation between two variants of the same VoIP protocol to enable two VoIP systems to communicate with each other. Examples of protocol mediation include connecting an IP PBX with SIP trunk services or connecting between two unified communication systems of different vendors. In addition, ESBCs support remote workers connectivity, enabling unified communications over IP between the enterprise and its workers located outside the premises. The market for these products includes value-added resellers system integrators and service provider channels.

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

One Voice Operation Center (OVOC)

One Voice Operations Center is a management suite providing full coverage of the entire set of actions required to manage AudioCodes voice network products in a unified communication, contact center or service provider environment. The AudioCodes One Voice Operations Center provides a complete end-to-end voice network control, service assurance capabilities and comprehensive reporting tools.

The AudioCodes One Voice Operations Center uniformly manages, monitors and operates the entire AudioCodes portfolio, including SBCs and Media Gateways

Microsoft SBAs and IP phones.

The key components of One Voice Operation Center are the Element Management System and Session Experience Manager

Element Management System

Our element management system, or EMS, is an advanced solution for centralized, standards-based management of our network products, covering all areas vital to the efficient operations, administration, configuration, provisioning and monitoring of our MediantTM and MediaPackTM VoP gateways, session border controllers and 300/400 IP phones series.

Our EMS offers network equipment providers and system integrators fast setup of medium and large VoP networks with the advantage of a single centralized management system that configures, provisions and monitors all of AudioCodes gateways and session border controllers deployed, either as customer premises equipment, access or core network platforms.

The EMS for IP phones module provides day one management operations such as automatic provisioning and firmware download, user management, comprehensive configuration file templates and mass operations. The EMS for IP phones day by day operation consist of real time dashboard showing per end user the status of the IP phone, as well as showing and forwarding IP phone alarms.

Session Experience Manager (SEM):

Our Session Experience Manager, or SEM, is an integral part of the One Voice Operations Center suite. This software module is built to monitor, analyze, report and control the quality of voice over IP in real-time for enterprise and service providers’ networks. SEM is designed as an intuitive, easy to use solution, which includes an array of advanced tools producing a continuous comprehensive view of voice quality of experience at the enterprise and service provider network and its connecting trunks. Among these tools are network views to map devices and their associated voice quality, graphic illustrations of VoIP call metrics, convenient drill down details of a given call, traffic trend analysis to identify current and future bottlenecks, active and historic alarm display, and flexible pre-defined reports. In addition to VoIP, SEM includes a tool for analyzing fax transmission quality. SEM complements our Element Management System (EMS) by providing comprehensive configuration, monitoring and performance solutions for IT managers and service providers deploying a network of AudioCodes network products.

Session Experience Manager for Lync expansion is an intelligent analysis tool to quickly isolate and remediate real time problems over a VoIP eco system that is comprised of Microsoft Lync and Audiocodes One Voice integrated solution. The SEM for Lync has visibility on all voice calls within the Lync environment, including Lync to Lync, Lync to federated, Lync to remote workers, Lync to Gateway/SBC and Lync to mediation server.

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

Services

To support today’s complex multi-service networks, AudioCodes has developed a comprehensive professional services program intended to provide responsive, preventive, and consultative support of AudioCodes networking products. AudioCodes professional services support networking devices, applications and infrastructures, allowing large organizations and service providers to realize the potential of a high-performance multi-service network. The foundation for AudioCodes professional services is a network life-cycle model based on the four basic phases of planning, design, implementation and operations. The result is a specially designed portfolio of complementary and synergistic service components. Services accounted for approximately 19% of our revenues in 2012 and 2013 and approximately 22% of our revenues in 2014.

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

Customers

Our customers consist of service providers and enterprises, primarily via channels (such as distributors), OEMs, network equipment providers and systems integrators. Historically, we have derived the majority of our revenues from sales to a small number of customers. The identities of our principal customers have changed and we expect that they will continue to change, from year to year. Historically, a substantial portion of our revenue has been derived from large purchases by a small number of original equipment manufacturers, or OEMs, and network equipment providers, or NEPs, systems integrators and distributors. ScanSource Communications Group, our largest customer, accounted for 13.7% of our revenues in 2012, 17.8% of our revenues in 2013 and 14.9% of our revenues in 2014. In addition, sales to Westcon Group accounted for 10.5% or our revenues in 2014. Our top three customers accounted for approximately 25.3% of our revenues in 2012, 27.8% of our revenues in 2013 and 27.7% of our revenues in 2014.

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

In 2014, we continued to enhance our field marketing efforts with direct touch enterprise engagements, along with channel recruitments and generic marketing activities including tradeshows, webinars, seminars, on-line and social marketing. The AudioCodes One Voice positioning is strongly emphasized in our marketing efforts.

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

We are obligated under certain agreements with our suppliers to purchase goods and to purchase excess inventory. Aggregate non-cancellable obligations under these agreements as of December 31, 2014 were approximately $13.4 million.

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

Competition

Competition in our industry is intense and we expect competition to increase in the future. Our competitors currently sell products that provide similar benefits to those that we sell. There has been a significant amount of merger and acquisition activity, frequently involving major telecommunications equipment manufacturers acquiring smaller companies, as well as strategic alliances entered into by competitors. We expect that these activities will result in an increasing concentration of market share among these companies, many of whom are our customers.

Our principal competitors in the area of analog media gateways (2 to 24 ports) for access and enterprise are Media5, Grandstream, Innovaphone AG, Sonus Networks, Tainet Communication System Corp., Patton, Sangoma, Dialogic and Edgewater.

Our principal competitors in the residential gateway market are Pirelli Broadband (ADB), Technicolor, Sagemcom, Netgear and Huawei

In the area of low and mid density digital gateways we face competition from companies such as Huawei, Cisco, Dialogic, Genband, Sonus Networks, Patton, Ferrari and Sangoma.

Our competitors in the area of multi-service business gateways are companies such as Cisco, Juniper, Adtran, One Access, Patton, Huawei and Edgewater Networks.

Our competitors with respect to enterprise class session border controller technology include Oracle, Cisco, Avaya, Sonus Networks, Ingate and Edgewater Networks.

Our competitors in the Microsoft Lync certified gateway and session border controller markets include Sonus Networks, Dialogic, Cisco, Ferrari, Sangoma, Media5, HP, Paton, Ingate and Oracle.

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

Our principal competitors in the area of IP phones are comprised of “best-of-breed” IP phone vendors and end-to-end IP telephony vendors. “Best-of-breed” IP phone vendors sell standard-based SIP phones that can be integrated into any standards-based IP-PBX or hosted IP telephony systems. These competitors include Polycom, HP, Yaelink and SNOM. End-to-end IP telephony vendors sell IP phones that only work in their proprietary systems. These competitors include Cisco, Avaya, Alcatel-Lucent, Siemens, Aastra and NEC.

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

Legal Proceedings

In May 2014, one of our former senior executives filed a claim with the Israeli labor court claiming an amount of NIS 2,500,000 (approximately $625,000) relating to the termination of his employment. We denied his allegations and believe that we have valid defenses to this claim. A preliminary hearing was held in January 2015 during which the parties have mutually agreed to refer the dispute to a mediator. In the event that mediation is unsuccessful, the parties will continue with the claim in Israeli labor court.

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

AudioCodes Development Ltd., our wholly-owned subsidiary in Beer Sheva, Israel.

D.	PROPERTY, PLANTS AND EQUIPMENT

We lease our main facilities, located in Airport City, Lod, Israel, which occupy approximately 200,000 square feet for annual lease payments of approximately $5.4 million (including management fees). In September 2013, this lease was extended by an additional 10 years, and is scheduled to expire on January 31, 2024.

Our U.S. subsidiary, AudioCodes Inc., leases approximately 28,000 square foot facility in Somerset, New Jersey which was extended for five years until December 31 2018. AudioCodes Inc. also leases offices in Plano, Texas, San Jose, California, Raleigh, North Carolina, Boston, Massachusetts and Mexico. The annual lease payments in 2014 (including management fees) for all our offices in the United States were approximately $600,000.

We lease additional offices in Israel as well as for our international offices. We do not believe the lease agreements for these offices to be material.

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

Revenues from products are recognized in accordance with Accounting Standards Codification ("ASC") 605, "Revenue Recognition",, when the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the product has occurred, (iii) the fee is fixed or determinable and (iv) collectability is probable. We have no obligation to customers after the date on which products are delivered, other than pursuant to warranty obligations and any applicable right of return. We grant to some of our customers the right of return or the ability to exchange a specific percentage of the total price paid for products they have purchased over a limited period for other products.

We maintain a provision for product returns and exchanges and other incentives. This provision is based on historical sales returns, analysis of credit memo data and other known factors. This provision amounted to $1.2 million in 2012, $1.3 million in 2013 and $1.3 million in 2014.

Revenues from the sale of products which were not yet determined to be final sales due to market acceptance or technological compatibility were deferred and included in deferred revenues. In cases where collectability is not probable, revenues are deferred and recognized upon collection. Revenues from services are recognized ratably over the time of the service agreement, usually one year.

Under Accounting Standards Update (“ASU”) No. 2009-13, Topic 605, “Multiple-Deliverable Revenue Arrangements” (“ASU 2009-13”). the selling price for a deliverable is based on its vendor-specific objective evidence (“VSOE”) if available, third-party evidence (“TPE”) if VSOE is not available, or estimated selling price (“ESP”) if neither VSOE nor TPE is available. We then recognize revenue on each deliverable in accordance with our policies for product and service revenue recognition. VSOE of selling price is based on the price charged when the element is sold separately. In determining VSOE, we require that a substantial majority of the selling prices fall within a narrow range based on standalone rates. TPE of selling price is established by evaluating largely interchangeable competitor products or services in stand-alone sales to similarly situated customers. However, as our products contain a significant element of proprietary technology and our solutions offer substantially different features and functionality, the comparable pricing of products with similar functionality typically cannot be obtained. Additionally, as we are unable to reliably determine the selling prices of competitors products on a stand-alone basis, we are not typically able to determine TPE. The ESP is established considering multiple factors including, but not limited to, pricing practices in different geographical areas and through different sales channels, gross margin objectives, internal costs, the pricing strategies of our competitors, and industry technology lifecycles. The selling price of the products and professional services was based on ESP. Maintenance selling price was based on VSOE.

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

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the “weighted average cost” method for raw materials and on the basis of direct manufacturing costs for finished products. We periodically evaluate the quantities on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow moving items, technological obsolescence, excess inventories, discontinued products and for market prices lower than cost. We wrote-off inventory in a total amount of $2.3 million in 2012, $1.7 million in 2013 and $82,000 in 2014.

Intangible assets

As a result of our acquisitions, our balance sheet included acquired intangible assets, in the aggregate amount of approximately $2.9 million as of December 31, 2012, $4.3 million as of December 31, 2013 and $3.0 million in December 2014.

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

Intangible assets are comprised of acquired technology, customer relations and licenses.

Intangible assets that are not considered to have an indefinite useful life are amortized using the straight-line basis over their estimated useful lives, which range from four and a half to ten years. Recoverability of these assets is measured by a comparison of the carrying amount of the asset to the undiscounted future cash flows expected to be generated by the assets. If the assets are considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired assets.

During 2012, 2013 and 2014 no impairment charges were identified.

Goodwill

As a result of our acquisitions, our balance sheet included acquired goodwill in the aggregate amount of approximately $32.1 million as of December 31, 2012 and $33.7 million as of December 31, 2013 and 2014. Goodwill represents the excess of the purchase price and related costs over the value assigned to net tangible and identifiable intangible assets of businesses acquired and accounted for under the purchase method. In accordance with ASC 350, “Intangible, Goodwill and Other,” goodwill is not amortized and is tested for impairment at least annually. Our annual impairment test is performed at the end of the fourth quarter each year. If events or indicators of impairment occur between the annual impairment tests, we perform an impairment test of goodwill at that date.

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

During 2012, 2013 and 2014, no impairment losses were identified.

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

Stock-based compensation

We account for stock-based compensation in accordance with ASC 718, “Compensation-Stock Compensation.” We utilize the Black-Scholes option pricing model to estimate the fair value of stock-based compensation at the date of grant. The Black-Scholes model requires subjective assumptions regarding dividend yields, expected volatility, expected life of options and risk-free interest rates. These assumptions reflect management’s best estimates. Changes in these inputs and assumptions can materially affect the estimate of fair value and the amount of our stock-based compensation expenses. We recognized stock-based compensation expense of $1.5 million in 2012, $1.7 million in 2013 and $2.5 million in 2014. As of December 31, 2014, there was approximately $3.7 million of total unrecognized stock-based compensation expense related to non-vested stock-based compensation arrangements granted by us. As of December 31, 2014, that expense is expected to be recognized over a weighted-average period of 1.1 years.

Contingent liabilities

We are, from time to time, involved in claims, lawsuits, government investigations, and other proceedings arising from the ordinary course of our business. We record a provision for a liability when we believe that it is both probable that a liability has been incurred, and the amount can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount. Such legal proceedings are inherently unpredictable and subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, it could have a material impact on our results of operations, financial position and cash flows. See Item 4B - “Information on the Company-Business Overview-Legal Proceedings” for a discussion of certain claims against us.

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

In April 2014, the Israeli Office of the Chief Scientist (OCS) approved a three-year program (2014-2016) for approximately NIS100 million (equal to approximately $25.7 million based on the exchange rate in effect as of December 31, 2014) to enable us to establish an advanced innovative research and development center for cloud computing technologies and Unified Communications. In May 2014, the research and development center was established. The new research and development center is expected to increase its staff to 100 engineers by 2016. We expect that a significant portion of the cost of this project will be reimbursed to us through grants from the OCS pursuant to this program. The grants are subject to conditions relating to grants by the OCS. Funding for the whole term of the program is subject to the continued review and approval of the progress of the project by the OCS.

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

The identities of our principal customers have changed and we expect that they will continue to change, from year to year. Historically, a substantial portion of our revenue has been derived from large purchases by a limited number of original equipment manufacturers, or OEMs, and network equipment providers, or NEPs, systems integrators and distributors. ScanSource Communications Group, our largest customer, accounted for 13.7% of our revenues in 2012, 17.8% of our revenues in 2013 and 14.9% or our revenues in 2014. In addition, Westcon Group accounted for 10.5% of our revenues in 2014. Our top five customers accounted for 31.4% of our revenues in 2012, 34.2% of our revenues in 2013 and 32.0% of our revenues in 2014. If we lose a large customer and fail to add new customers to replace lost revenue, our operating results may be materially adversely affected.

Revenues based on the location of our customers for the last three fiscal years are as follows:

	Year Ended December 31,
	2012	2013	2014
Americas	52.1%	52.1%	50.4%
Far East	13.7	15.0	15.3
Europe	28.1	27.2	29.0
Israel	6.1	5.7	5.3
Total	100.0%	100.0%	100.0%

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

Results of Operations

The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
Statement of Operations Data:	2012	2013	2014

Revenues:
Products	81.3%	81.4%	78.2%
Services	18.7%	18.6%	21.8%
Total revenues	100.0%	100.0%	100.0%

Cost of revenues:
Products	38.0	37.9	35.9
Services	4.6	4.8	5.4
Total cost of revenues	42.6	42.7	41.3
Gross profit	57.4	57.3	58.7
Operating expenses:
Research and development, net	22.5	20.5	21.3
Selling and marketing	31.4	28.6	30.0
General and administrative	6.4	6.2	5.1

Total operating expenses	60.3	55.3	56.4

Operating income (loss)	(2.9)	2.0	2.3
Financial income (expenses), net	0.4	0.1	(0.1)
Income (loss) before taxes on income	(2.5)	2.1	2.2
Income tax benefit (expense), net	(0.4)	1.0	(2.2)
Equity in losses of affiliated company, net	(0.3)	(0.0)	-

Net income (loss)	(3.2)%	3.1%	(0.1)%

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenues. Revenues increase 10.5% to $151.6 million in 2014 from $137.2 million in 2013. The increase in revenues was due to an increase in revenues from our networking product line, as well as an increase in support services related to our networking products.

Our revenues from products in 2014 increased by 6.1% to $118.6 million, or approximately 78% of total revenues, from $111.8 million, or 81% of total revenues, in 2013. The increase in revenues from products was primarily attributable to the increase in our networking product line, particularly with respect to our Session Boarder Controller product line, as well as due to the growing demand for our networking product line in the Unified Communications market, Contact Centers and Hosted Services markets.

Our revenues from services in 2014 increased by 29.6% to $33.0 million, or approximately 22% of total revenues, from $25.5 million, or 19% of total revenues, in 2013. The increase in revenues from services was driven by the growth in support services related to the increase in revenues from networking products and by the growth in professional services.

Cost of Revenues and Gross Profit. Cost of revenues includes the cost of hardware, quality assurance, overhead related to manufacturing activity, technology licensing and royalty fees payable to third parties and royalties payables to the Office of the OCS. Gross profit increased to $89.0 million in 2014 from $78.7 million in 2013. Gross profit as a percentage of revenues was 58.7% in 2014, compared to 57.3% in 2013.

Cost of revenues from products increased by 4.5% to $54.3 million in 2014 from $52.0 million in 2013. This increase is primarily attributable to an increase in the procurement of materials, in line with the increase in revenues from products. Gross margin percentage for sales of products increased to 54% from 53% in 2013.

Cost of revenues from services increased by 25.5% to $8.2 million from $6.6 million in 2013. This increase is primarily attributable to higher support personnel expenses associated with providing services and implementation of our products with service providers as well as enterprise customers. In 2014, the gross margin for sales of services increased to 75% from 74% in 2013. In 2014, expenses included in cost of revenues related to stock-based compensation were $89,000 compared to $62,000 in 2013.

Research and Development Expenses, net. Research and development expenses, net, consist primarily of salaries and related costs of employees engaged in ongoing research and development activities, development-related raw materials and the cost of subcontractors, less grants from the OCS. Research and development expenses were $32.3 million in 2014 and $28.2 million in 2013. As a percentage of total revenues, these expenses were 21.3% in 2014 and 20.5% in 2013. Research and development expenses increased primarily as a result of adding personnel in connection with our continued development of new products and as a result of the NIS appreciation against the U.S. dollar. In 2014, expenses included in research and development expenses related to stock-based compensation were $585,000, compared to $408,000 in 2013. Grants recognized from the OCS were $3.9 million in 2014, compared to $2.8 million in 2013.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of salaries and related costs of selling and marketing personnel, as well as exhibition, travel and related expenses. Selling and marketing expenses increased 15.9% in 2014 to $45.5 million from $39.3 million in 2013 and increased as a percentage of total revenues to 30.0% in 2014 from 28.6% in 2013.

These expenses increased on an absolute basis as a result of an increase in our sales force and marketing activities. In 2014, expenses included in selling and marketing expenses related to stock-based compensation were $1,105,000 compared to $625,000 in 2013.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related costs of finance, human resources and general management personnel, rent, network and allowance for doubtful accounts, as well as insurance and consultant services expenses. General and administrative expenses decreased 9.2% to $7.7 million in 2014 from $8.5 million in 2013. As a percentage of revenues, general and administrative expenses decreased to 5.1% in 2014 from 6.2% in 2013. In 2014, expenses included in general and administrative expenses related to stock-based compensation were $767,000, compared to $606,000 in 2013.

Financial Income (Expenses), Net. Financial income, net consists primarily of interest earned on cash and cash equivalents, marketable securities and bank deposits, net of interest accrued on our bank loans as well as on our remaining senior convertible notes outstanding, and bank charges. Financial expenses, net, in 2014 were $196,000, compared to financial income, net of $96,000 in 2013. The increase in financial expenses, net in 2014 was due to lower interest income recorded with respect to our bank deposits, due to fluctuations in the NIS/U.S. dollar exchange rate which were partially offset by lower expenses recorded with respect to interest on our bank loans and financial income with respect to our marketable securities.

Income Tax Benefit (Expense), Net. We had a net income tax expenses of $3.4 million in 2014 compared to net income tax benefit of $1.4 million in 2013. The net income tax benefit in 2013 is a result of a tax benefit of $1.8 million relating to the available net carry forward tax losses based on expectations of generating taxable income in the foreseeable future and an increase of tax rates. The increase in the net income tax expenses is primarily a result of utilization of deferred tax assets.

Equity in Losses of Affiliated Company, Net. Equity in losses of affiliated company, net was $21,000 in 2013. In May 2013, we acquired certain assets of our affiliated company, Mailvision. After the closing of this acquisition, Mailvision ceased operations and, as a result, there were no losses recorded with respect to this company.

Year Ended December 31, 2013, Compared to Year Ended December 31, 2012

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

Income Tax Benefit (Expense), Net. We had a net income tax benefit of $1.4 million in 2013 compared to net income tax expenses of $541,000 in 2012. The net income tax benefit in 2013 is a result of a tax benefit of $1.8 million relating to the available net carry forward tax losses based on expectations of generating taxable income in the foreseeable future and an increase of tax rates.

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

Impact of Inflation, Devaluation and Fluctuation of Currencies on Results of Operations, Liabilities and Assets

Since the majority of our revenues are paid in or linked to the U.S. dollar, we believe that inflation and fluctuations in the NIS/U.S. dollar exchange rate have no material effect on our revenues. However, a majority of the cost of our Israeli operations, mainly personnel and facility-related, is incurred in NIS. Inflation in Israel and U.S. dollar exchange rate fluctuations have some influence on our expenses and, as a result, on our net income. Our NIS costs, as expressed in U.S. dollar, are influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation in Israel adjusted for the devaluation:

	Israeli	NIS	Israeli inflation
	inflation	devaluation	adjusted for
Year Ended	Rate	rate	Devaluation
December 31,	%	%	%

2012	1.4	(2.3)	3.7
2013	1.9	(7.0)	(8.9)
2014	(0.1)	12.0	12.1

Recent Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-08 (ASU 2014-08) “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity." ASU 2014-08 raises the threshold for a disposal to qualify as a discontinued operation and requires new disclosures of both discontinued operations and certain other disposals that do not meet the definition of a discontinued operation. The guidance is effective for annual periods beginning on or after December 15, 2014. Early adoption is permitted but only for disposals that have not been reported in financial statements previously issued. We do not expect the impact of the adoption of ASU 2014-08 to be material to the consolidated financial statements.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (ASU 2014-09) "Revenue from Contracts with Customers." ASU 2014-09 supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. We are currently in the process of evaluating the impact of the adoption of ASU 2014-09 on our consolidated financial statements.

B.	LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations for the last three years primarily from our cash and cash equivalents, bank deposits, bank borrowings and cash from operations. In addition, in March 2014 we realized net proceeds of approximately $29.7 million as a result of the sale by us of 4,025,000 of our ordinary shares in a public offering.

As of December 31, 2014, we had $85.7 million in cash and cash equivalents, marketable securities and bank deposits, an increase of $23.5 million from $62.2 million at December 31, 2013. As of December 31, 2014, we were restricted with respect to using approximately $11.1 million of our cash as a result of provisions in our loan agreements, a lease agreement and foreign exchange derivatives transactions.

Public Offering

In March 2014, we sold in a public offering 4,025,000 of our ordinary shares, including 525,000 shares sold pursuant to the exercise in full of an over-allotment option granted to the underwriters, at a purchase price of $8.00 per share. Our net proceeds from this offering were approximately $29.7 million, after deducting underwriting commissions and other offering expenses.

Share Repurchase Program

In August 2014, our Board of Directors approved a program to repurchase up to $3.0 million of our ordinary shares. In November 2014, we received court approval in Israel to repurchase up to an additional $15.0 million of our ordinary shares. Share purchases will take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume or other factors. The repurchase program does not require us to purchase a specific number of shares and may be suspended from time to time or discontinued. During 2014, we acquired an aggregate of 1,048,891 of our ordinary shares for an aggregate consideration of approximately $5.3 million.

Senior Convertible Notes

In November 2004, we issued $125.0 million aggregate principal amount of our 2.00% Senior Convertible Notes due 2024. The Notes were convertible at a rate of $18.71 per share, subject to adjustment in certain circumstances, such as changes in our capital structure or upon the issuance by us of share dividends or certain cash distributions. As of December 31, 2013, there was a total of $353,000 in principal amount of the Notes outstanding as we repurchased all of the other Notes during 2008 and 2009. During 2014, we repurchased the full remaining principal amount of the Notes.

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

In September and December 2011, we entered into another loan agreements with two Israeli banks that provided for borrowings of an aggregate of $23.8 million. Certain amounts of these loans were required to be maintained as a compensating bank deposits that decrease as the loans are repaid. The loans bear interest at an annual rate equal to LIBOR plus 2.1%-4.35% with respect to $19.9 million of these loans. The remaining $3.9 million principal amount of these loans bears interest at 0.5% above interest paid with respect to the bank deposit. Of these borrowings, $19.9 million of the principal amount borrowed is repayable in 20 equal quarterly payments and the remaining $3.9 million of principal amount is repayable in 10 equal semiannual payments through September 2017. As of December 31, 2014, there was $9.8 million principal amount of these loans outstanding.

As of December 31, 2014, we were required to maintain an aggregate of $4.9 million of compensating bank deposits with respect to our bank loans. The amount of the compensating balances we are required to keep decreases over time as we repay these loans.

The loan agreements require us, among other things, to meet certain financial covenants such as maintaining shareholders' equity, cash balances, and liabilities to banks at specified levels, as well as achieving certain levels of operating income.

Cash from Operating Activities

Our operating activities provided cash in the amount of $6.0 million in 2014, primarily due to a decrease of $2.9 million in deferred tax assets and an increase of $2.9 million in trade payables and $3.7 million in deferred revenues, as well as non-cash charges of $3.2 million for depreciation and amortization and $2.5 million for stock-based compensation expenses, offset in part by an increase of $4.7 million in trade receivables and $2.2 million in other receivables and prepaid expenses, as well as a decrease of $2.2 million in other payables and accrued expenses and other liabilities. The deferred tax assets decreased as a result of utilization of these assets. Our deferred revenues increased due to the increase in the revenues from services and our trade receivables increased primarily because of our higher sales volume in 2014, compared to 2013.

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

Cash from Investing Activities

In 2014, we used $43.4 million of cash in investing activities, primarily due to purchase of marketable securities of $60.3 and capital expenditures of $2.5 million, offset in part, by proceeds from redemption of marketable securities of $15.4 million and of long-term bank deposits of $2.7 million , as well as a decrease in bank deposits, net of $1.5 million.

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

Cash from Financing Activities

In 2014, our financing activities provided cash in the amount of $21.5 million, primarily due to the $29.7 million of proceeds from the sale of our ordinary shares in a public offering and $2.2 million of proceeds from the issuance of shares upon exercise of stock options, offset, in part, by $4.7 million used for repayment of loans and $5.3 million used to repurchase our shares.

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

Research and Development

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing products and to develop new ones. We are developing analog and digital media gateways for carrier and enterprise applications, multi service business routers and session border controllers, IP phones, management and productivity applications, as well as specialized appliances for Microsoft Lync such as SBA and OneBox365. Our platforms are expected to feature increased session capacity, new functionalities, enhanced signaling software and compliance with new control protocols, as well as new management and productivity applications. As of December 31, 2014, 266 of our employees were engaged primarily in research and development on a full-time basis.

Our research and development expenses were $32.3 million in 2014, compared to $28.2 million in 2013. From time to time we have received royalty-bearing grants from the OCS. As a recipient of grants from the OCS, we are obligated to perform all manufacturing activities for projects subject to the grants in Israel unless we receive an exemption. Know-how from the research and development which is used to produce products may not be transferred to third parties without the approval of the OCS and may further require significant payments. The OCS approval is not required for the export of any products resulting from such research or development. Through December 31, 2014, we had obtained grants from the OCS aggregating $32.7 million for certain of our research and development projects. We are obligated to pay royalties to the OCS, amounting to 1.3%-6% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, if no additional payments are required, linked to the U.S. dollar and bearing interest at the rate of LIBOR at the time of grant. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required. As of December 31, 2014, we have contingent obligation to pay royalties in the amount of approximately $39.6 million.

In April 2014, the OCS approved our application to participate in a special three year OCS program to enable us to establish an advanced innovative research and development center for cloud computing technologies and Unified Communications. As a result, the amount of the grants that we receive each year from the OCS is expected to increase.

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

In addition, as businesses migrate towards pure IP networks, this could drive demand for our IP Phones and network management products.

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

E.	OFF-BALANCE SHEET ARRANGEMENTS

We do not have any “off-balance sheet arrangements” as this term is defined in Item 5E of Form 20-F.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2014, our contractual obligations were as follows (dollars in thousands):

	PAYMENTS DUE BY PERIOD
	LESS THAN	1-3	3-5	MORE THAN
	1 YEAR	YEARS	YEARS	5 YEARS	TOTAL
Bank loans	$4,686	$5,105	$-	$-	$9,791
Rent and lease commitments, net (1)	6,463	12,652	11,145	21,948	52,208
Accrued severance pay, net (2)	-	-	-	-	73
Uncertain tax positions (3)	370	-	-	-	370
Payment to MailVision	228	215	-	-	443
Office of the Chief Scientist	-	-	-	39,559	39,559
Other commitments	13,395	-	-	-	13,395

(1) Our obligation for rent and lease commitments as of December 31, 2014 was approximately $53.0 million. We have rent and lease income in the amount of approximately $835,000, leaving a net obligation of approximately $52.2 million.

(2) Our obligation for accrued severance pay under Israel’s Severance Pay Law as of December 31, 2014 was $17.9 million. This obligation is payable only upon termination, retirement or death of the respective employee. We have funded $17.8 million through deposits into severance pay funds, leaving a net obligation of approximately $73,000.

(3) Uncertain income tax position under ASC 740 (formerly FASB Interpretation No 48), “Income Taxes,” are due upon settlement and we are unable to reasonably estimate the ultimate amount of timing of settlement. See also Note 15f in our Consolidated Financial Statements for further information regarding our liability under ASC 740.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information with respect to our directors, senior executive officers and key employees at March 20, 2015:

Name	Age	Position
Stanley B. Stern	58	Chairman of the Board of Directors
Shabtai Adlersberg	62	President, Chief Executive Officer and Director
Ofer Segev	56	Vice President of Finance and Chief Financial Officer
Lior Aldema	49	Chief Operating Officer and Head of Global Sales
Yair Hevdeli	50	Vice President, Research and Development
Jeffrey Kahn	57	Chief Strategy Officer
Eyal Frishberg	56	Vice President, Operations
Yehuda Herscovici	48	Vice President, Products
Nimrod Borovsky	43	Vice President, Marketing
Tal Dor	45	Vice President, Human Resources
Ofer Nimtsovich	46	Vice President, Global Services
Shaul Weissman	49	Vice President Business Development
Joseph Tenne(1)(2)(3)	59	Director
Dr. Eyal Kishon(1)(2)(3)(4)	55	Director
Doron Nevo(1)(2)(3)(4)	59	Director
Zehava Simon	56	Director

(1) Member of Audit Committee

(2) Member of Nominating Committee

(3) Member of Compensation Committee

(4) Outside Director under Israeli Law

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

Ofer Segev has served as our Vice President of Finance and Chief Financial Officer since November 2014. Previously, Mr. Segev served as President and Chief Executive Officer of Ness Technologies from April 2012 to December 2013 and as a Board member from October 2011 to December 2013. He also served as Executive Vice President and Chief Financial Officer of Ness from April 2007 to April 2012, after joining Ness in March 2007 as an Executive Vice President. From June 2003 to March 2007, he served as Chief Financial Officer of Attunity, a provider of service-oriented software and solutions in the workplace applications market. From May 2001 to June 2003, Mr. Segev was the Chief Financial Officer of TeleKnowledge Group Ltd., a content commerce platform vendor. He also served as its Chief Executive Officer from January 2002 to June 2003. From May 2000 to May 2001, he served as Chief Financial Officer of Tundo, a developer of an IP-based voice and media services platform. From 1985 through May 2000, Mr. Segev served at Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, where from 1991 he was a partner and led the high-tech industry practice group, and from 1997 to 2000, was a member of the technology steering committee of Ernst & Young International. Mr. Segev holds a B.A. in Economics and Accounting from Bar-Ilan University in Israel, and has studied at the Kellogg School of Management at Northwestern University.

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

Joseph Tenne has served as one of our directors since June 2003. Mr. Tenne serves as the Vice President Finance of Itamar Medical Ltd., an Israeli company listed on the Tel Aviv Stock Exchange. Mr. Tenne serves as a director of Enzymotec Ltd., an Israeli company listed on NASDAQ, Orbetch Ltd., an Israeli company listed on NASDAQ, MIND CTI Ltd., an Israeli company listed on NASDAQ, and Ratio Oil Explorations (Finance) Ltd., an Israeli company listed on the Tel Aviv Stock Exchange. From March 2014 to July 2014, Mr. Tenne served as the Chief Financial Officer of Orgenesis Inc., a U.S. company traded on the Over-The-Counter QB market. From March 2005 until April 2013, Mr. Tenne served as the Chief Financial Officer of Ormat Technologies, Inc., a company listed on the New York Stock Exchange. From January 2006 until April 2013, Mr. Tenne also served as the Chief Financial Officer of Ormat Industries Ltd., an Israeli holding company listed on the Tel-Aviv Stock Exchange and the parent company of Ormat Technologies, Inc. From 2003 to 2005, Mr. Tenne was the Chief Financial Officer of Treofan Germany GmbH & Co. KG, a German company, which is engaged in the development, production and marketing of oriented polypropylene films. From 1997 until 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel and a member of PricewaterhouseCoopers International Limited. Mr. Tenne holds a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

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

The aggregate direct remuneration paid during the year ended December 31, 2014 to the 16 persons who served in the capacity of director, senior executive officer or key employee during 2014 was approximately $3.9 million, including approximately $458,000 which was set aside for pension and retirement benefits. The compensation amounts do not include amounts expended by us for automobiles made available to our officers, expenses (including business, travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

We currently pay each of our non-employee directors an annual fee of $38,000 and a fee of $1,100 for each board meeting or committee meeting attended. In the event that a director attends a meeting by phone or a resolution is adopted by written consent, then the fee is reduced to 60% and 50% of the regular meeting fee, respectively. Such fees are in accordance with the rates prescribed by the Israeli Companies Law Regulation for fees of outside directors. Only directors who are not officers receive compensation for serving as directors. Our director, Mr. Adlersberg, who also serves as our President and Chief Executive Officer, does not receive board meeting fees. Instead, he receives compensation in accordance with the terms of his employment agreement, a copy of which is filed as an exhibit to this Annual Report.

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

A summary of our stock option and restricted share units (“RSUs”) activity and related information for the years ended December 31, , 2012 2013 and 2014 for the persons who served in the capacity of director, senior executive or key employee officer during those years is as follows:

	2012		2013		2014
	Number	Weighted	Number	Weighted	Number	Weighted
	of	Average	of	Average	of	Average
	Options and RSUs	Exercise Price	Options and RSUs	Exercise Price	Options and RSUs	Exercise Price

Outstanding at the beginning of the year	1,314,449	$3.94	(*) 1,548,496	$3.66	(*) 1,772,913	$3.72

Granted	396,835	$2.20	624,702	$4.13	512,939	$4.44
Cancelled	(150,000)		(160,000)		(113,750)
Exercised	(56,788)	$0.56	(280,285)	$1.95	(211,427)	$2.19

Outstanding at the end of the year	1,504,496	$3.60	1,732,913	$3.71	1,960,675	$3.96

(*) Including outstanding options granted to new executive officer in previous years, prior to joining management.

As of December 31, 2014, options to purchase 790,894 ordinary shares were exercisable by the 16 persons who served as an officer or director during 2014 at an average exercise price of $3.98 per share. As of December 31, 2014, the 16 persons who served as an officer, director or key employee during 2014 held an aggregate of 157,024 RSUs.

C.	BOARD PRACTICES

Corporate Governance Practices

We are incorporated in Israel and therefore are subject to various corporate governance practices under the Israeli Companies Law, 1999, or the Companies Law, relating to such matters as outside directors, the audit committee, compensation committee, the internal auditor and approvals of interested party transactions and of compensation of officers and directors. These matters are in addition to the ongoing listing conditions of the NASDAQ Global Select Market and other relevant provisions of U.S. securities laws. Under the NASDAQ rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable NASDAQ requirements, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. For further information, see Item 16G – “Corporate Governance.”

Independent Directors

Under the Companies Law, Israeli companies that have offered securities to the public in or outside of Israel are required to appoint at least two “outside” directors. Doron Nevo and Dr. Eyal Kishon currently serve as our outside directors. Under the requirements for listing on the NASDAQ Global Select Market, a majority of our directors are required to be independent as defined by NASDAQ rules. Doron Nevo, Dr. Eyal Kishon, Zehava Simon, Stanley Stern and Joseph Tenne qualify as independent directors under the applicable Securities and Exchange Commission and NASDAQ rules, as well as under the Companies Law.

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

Board Classes

Pursuant to our articles of association, our directors, other than our outside directors, are classified into three classes (classes I, II and III). The members of each class of directors and the expiration of his or her current term of office are as follows:

Zehava Simon	Class I	2016

Joseph Tenne	Class II	2017

Shabtai Adlersberg	Class III	2015

Stanley B. Stern	Class III	2015

Our outside directors under the Companies Law, Doron Nevo and Dr. Eyal Kishon, are not members of any class and serve in accordance with the provisions of the Companies Law. Mr. Nevo’s term ends in 2015 and Dr. Kishon’s term ends in 2017.

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

D.	EMPLOYEES

We had the following number of employees as of December 31, 2012, 2013 and 2014 in the areas set forth in the table below:

	As of December 31,
	2012	2013	2014
Research and development	225	248	266
Sales and marketing, technical service and support	231	248	272
Operations	83	84	86
Management and administration	40	37	37
	579	617	661

Our employees were located in the following areas as of December 31, 2012, 2013 and 2014.

	As of December 31,
	2012	2013	2014
Israel	352	382	413
United States	118	121	125
Europe	28	31	34
Far East	69	69	74
Latin America	12	14	15
	579	617	661

The increase in the number of employees in 2014 was primarily attributable to our continued development of new products and to the increase in our sales force. The increase in the number of employees in 2013 was primarily attributable to the acquisition of certain assets of MailVision, pursuant to which we added 22 employees during 2013.

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

E.	SHARE OWNERSHIP

The following table sets forth the share ownership and outstanding number of options of our directors and officers as of March 20, 2015.

Total Shares
	Beneficially	Percentage of	Number of
Name	Owned	Ordinary Shares	Options

Shabtai Adlersberg	4,658,085	11.2%	451,850
Stanley B. Stern	*		*
Ofer Segev	*		*
Lior Aldema	*		*
Yair Hevdeli
Jeffrey Kahn	*		*
Eyal Frishberg	*		*
Yehuda Herscovici	*		*
Nimrod Borovsky	*		*
Tal Dor	*		*
Ofer Nimtsovich	*		*
Shaul Weissman
Joseph Tenne	*		*
Dr. Eyal Kishon	*		*
Doron Nevo	*		*
Zehava Simon	*		*

* Less than one percent.

Our officers and directors have the same voting rights as our other shareholders.

The following table sets forth information with respect to the options to purchase our ordinary shares held by Mr. Adlersberg as of March 20, 2015.

Number of		Exercise
Options	Grant Date	Price	Exercised	Cancelled	Vesting	Expiration Date

120,808	December 14, 2009	$2.57	-	-	4 years	December 14, 2016
123,456	December 14, 2010	$5.83	-	-	4 years	December 14, 2017
122,201	December 14, 2011	$3.66	-	-	4 years	December 14, 2018
113,876	December 14, 2012	$3.02	-	-	4 years	December 14, 2019
116,031	December 14, 2013	$6.69	-	-	4 years	December 14, 2020
127,829	December 14, 2014	$4.60	-	-	4 years	December 14, 2021

The following table sets forth information with respect to the RSUs granted to Mr. Adlersberg as of March 20, 2015. These RSUs vest quarterly over a four-year period from the date of grant, subject to his continuing service to us.

Number of
RSUs	Grant Date	Issued

40,269	December 14, 2009	40,269
41,152	December 14, 2010	41,152
40,734	December 14, 2011	33,096
37,959	December 14, 2012	21,355
38,671	December 14, 2013	12,084
42,610	December 14, 2014	2,663

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

Under our equity incentive plan, we may grant our directors, officers and employees restricted shares, restricted share units and options to purchase our ordinary shares under Section 102. We may also grant other persons awards under our equity incentive plan. However, such other persons (controlling shareholders and consultants) will not enjoy the tax benefits provided by Section 102. The total number of ordinary shares that is available for grant under the 2008 Plan is 6,009,122. This number is reduced by one share for each equity grant we make under the 2008 Plan. During 2014, options to purchase 823,329 ordinary shares and 79,715 restricted share units were granted under the 2008 Plan. As of December 31, 2014, 814,813 ordinary shares remained available for grant under the 2008 Plan. As of December 31, 2014 there are 3,257,859 options to purchase ordinary shares and 221,004 restricted share units outstanding under the plan.

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

To our knowledge, (A) we are not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government and (B) there are no arrangements, the operation of which may at a subsequent date result in a change in control of AudioCodes. The following table sets forth, as of March 20, 2015 the number of our ordinary shares, which constitute our only outstanding voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding ordinary shares, and (ii) all of our directors and senior executive officers as a group.

Identity of Person or
Group	Amount Owned	Percent of Class
Shabtai Adlersberg(1)	5,109,935	12.3%
Leon Bialik(2)	3,924,002	9.4%
Rima Senvest Management, LLC(3)	2,187,102	5.3%
All directors and senior executive officers as a group (16 persons) (4)	5,477,230	13.2%

(1)	Includes options to purchase 451,850 shares, exercisable within 60 days of March 20, 2015.

(2)	The information is derived from a statement on Schedule 13G/A, dated February 9, 2015 of Leon Bialik filed with the Securities and Exchange Commission.

(3)	The information is derived from a statement on Schedule 13G/A, dated February 19, 2015, of Rima Senvest Management, LLC (“RIMA”) and Richard Mashaal (“Mashaal”) filed with the Securities and Exchange Commission. Such Schedule 13G/A indicated that, as of February 19, 2015, (i) sole voting and dispositive power as to none of such Ordinary Shares, and shared voting and dispositive power as to 2,187,102 Ordinary Shares, by Mashaal and (ii) sole voting and dispositive power as to none of such Ordinary Shares, and shared voting and dispositive power as to 1,570,435 Ordinary Shares, by RIMA. Mashaal, in his capacity as the Managing Member of RIMA, has voting or dispositive power as to all Ordinary Shares owned by RIMA and other related investment vehicles. In addition, such Schedule 13G/A indicates that as of December 31, 2014, Mashaal was the beneficial owner of 1,967,350 Ordinary Shares and that RIMA was the beneficial owner of 1,390,821 Ordinary Shares.

(4)	Includes 815,395 ordinary shares which may be purchased pursuant to options exercisable within sixty days following March 20, 2015 and 3,750 ordinary shares issuable pursuant to restricted share units that vest within 60 days of March 20, 2015.

Mr. Adlersberg held 12.0% of our ordinary shares as of December 31, 2014 as compared to 13.4% of our ordinary shares as of December 31, 2013 and 14.4% of our ordinary shares as of December 31, 2012.

Mr. Bialik held 9.3% of our ordinary shares as of December 31, 2014 as compared to 10.1% of our ordinary shares as of December 31, 2013 and 10.7% of our ordinary shares as of December 31, 2012.

Rima Management, LLC held 4.6% of our ordinary shares as of December 31, 2014 as compared to 6.4% of our ordinary shares as of December 31, 2013 and 10.5% of our ordinary shares as of December 31, 2012.

As of March 20, 2015, there were approximately 18 holders of record of our ordinary shares in the United States, although we believe that the number of beneficial owners of the ordinary shares is significantly greater. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

The major shareholders have the same voting rights as the other shareholders.

B.	RELATED PARTY TRANSACTIONS

Not applicable.

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

	Price Per Share
Calendar Year	High	Low
2014	$9.12	$4.11
2013	$7.62	$3.02
2012	$4.25	$1.20
2011	$8.07	$2.28
2010	$6.51	$2.31

	Price Per Share
Calendar Period	High	Low
2015
First quarter (through March 20, 2015)	$5.58	$4.47

2014

Fourth Quarter	$5.04	$4.11
Third Quarter	$7.35	$4.77
Second Quarter	$7.49	$5.29
First quarter	$9.12	$6.60

2013
Fourth quarter	$7.62	$5.46
Third quarter	$7.34	$4.29
Second quarter	$4.60	$3.02
First quarter	$4.75	$3.20

	Price Per Share
Calendar Month	High	Low
2015
February	$5.58	$5.04
January	$5.37	$4.47

2014
December	$4.97	$4.27
November	$5.04	$4.41
October	$4.95	$4.11
September	$5.85	$4.77

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by The Tel Aviv Stock Exchange. All share prices shown in the following table are in NIS. As of December 31, 2014, the exchange rate was equal to approximately NIS 3.889 per U.S. $1.00.

	Price Per Share
Calendar Year	High		Low
2014	NIS	32.24	NIS	15.88
2013	NIS	26.48	NIS	11.37
2012	NIS	15.99	NIS	5.44
2011	NIS	29.51	NIS	8.65
2010	NIS	23.25	NIS	9.20

Calendar Period	Price Per Share
2015

First quarter (through March 20, 2015)	NIS	22.50	NIS	17.26

2014
Fourth quarter	NIS	19.64	NIS	15.88
Third quarter	NIS	25.40	NIS	17.20
Second quarter	NIS	26.01	NIS	18.42
First quarter	NIS	32.24	NIS	23.40

2013
Fourth quarter	NIS	26.48	NIS	19.38
Third quarter	NIS	25.47	NIS	15.31
Second quarter	NIS	16.74	NIS	11.64
First quarter	NIS	18.38	NIS	11.37

	Price Per Share
Calendar Month	High		Low
2015

February	NIS	22.50	NIS	19.55
January	NIS	20.45	NIS	17.26

2014
December	NIS	19.64	NIS	16.57
November	NIS	19.39	NIS	17.30
October	NIS	18.99	NIS	15.88
September	NIS	21.36	NIS	17.70

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

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

Share Capital

Our authorized share capital consists of NIS 1,025,000 divided into 100,000,000 ordinary shares, nominal value NIS 0.01 per share, and 2,500,000 preferred shares, nominal value NIS 0.01 per share. As of March 20, 2015, we had 41,621,886 ordinary shares outstanding (which does not include 13,269,051 treasury shares) and no preferred shares outstanding.

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

Qualification of Directors

No person shall be disqualified to serve as a Director by reason of his not holding shares in the Company or by reason of his having served as a Director in the past.

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

Approvals. The Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest requires board approval, unless the transaction is an extraordinary transaction or the articles of association provide otherwise. Our articles of association do not provide otherwise. The transaction may be approved only if it is in our best interest. If the transaction is an extraordinary transaction, then the approvals of the company’s audit committee and the board of directors are required. If the transaction concerns exculpation, indemnification, insurance or compensation of an office holder, then the approvals of the company’s compensation committee and the board of directors are required, except if the compensation arrangement is an immaterial amendment to an existing compensation arrangement of an officer who is not a director, in which case the approval of the compensation committee is sufficient. Exculpation, indemnification, insurance or compensation of a director or the Chief Executive Officer also requires shareholder approval.

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

Not applicable.

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

The Government of Israel encourages research and development projects through the OCS pursuant to the Law for the Encouragement of Industrial Research and Development, 5744-1984, and the regulations promulgated thereunder (the “Research and Development Law”). Under the Research and Development Law, research and development programs that meet specified criteria and are approved by the research committee of the OCS are eligible for funding of up to 75% of certain approved expenditures of such programs, as determined by such committee. The recipients of such funding are subject to the Research and Development Law, which sets various limitations and obligation, including those described below.

A recipient of OCS funding is required to pay the OCS royalties from the revenues derived from products and services incorporating know-how developed within the framework of each such program or derived from such program, usually up to an aggregate of 100% of the dollar-linked value of the total funding received in respect of such program (or, for funding received on or after January 1, 1999, until 100% of the dollar value plus LIBOR interest is repaid). The royalty rates range generally from 1.3% to 6%, depending on the number of years that lapse between receipt of the funding and repayment, as well as on other circumstances.

The Research and Development Law generally requires that a product developed under a program be manufactured in Israel unless the OCS approves otherwise in writing in advance. Upon the approval of a governmental committee under the Research and Development Law, some of the manufacturing volume may be performed outside of Israel, provided that the funding recipient pays royalties at an increased rate, which may be substantial (and possibly higher than 6%), and the aggregate repayment amount may be increased up to 300% of the funding and applicable LIBOR interest, depending on the portion of the total manufacturing volume that is performed outside of Israel. A recent amendment to the Research and Development Law further permits the OCS, among other things, to approve in certain conditions the transfer of manufacturing rights outside of Israel in exchange for the import of a different manufactured product or manufacturing rights into Israel as a substitute, in lieu of the increased royalties. The Research and Development Law also allows for the approval of funding in cases in which an applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program, subject to the payment of an increased royalty rate. In this case, the applicant is still required to adhere to its specific manufacturing allocation in Israel.

The technology and know-how developed in connection with the OCS funding or any rights therein (either legal ownership or actual transfer of know-how) must not be transferred to others (including affiliated companies), including non-residents of Israel, without the prior approval of a governmental committee under the Research and Development Law. Acquisition of shares and other actions which do not include the transfer of OCS' supported know-how do not fall under this definition. Pending the governmental committee' approval, transfer of technology and/or OCS' supported know-how to a non-resident of Israel may also require a payment to the OCS according to the formulas and rules that are set in the Research and Development Law (which may reach up to six times the amount of the OCS funding received plus the applicable LIBOR). The Research and Development Law authorizes the OCS to approve only certain kind of transfer of know-how and in any case such an approval is not guaranteed.

The OCS approval, however, is not required for the export of any products developed using the OCS funding. Approval of the transfer of technology and know-how to residents of Israel may be granted in specific circumstances, only if the recipient abides by the provisions of the Research and Development Law and related regulations, including the restrictions on the transfer of know-how and manufacturing activity, as well as the obligation to pay royalties in an amount that may be increased.

The limitations and obligations under the Research and Development Law apply even after the payment of all royalties, or even if no production or sales are carried out based on the OCS-funded know-how. The Research and Development Law ceases to apply to an OCS-funded company only after the know-how connected with the OCS funding is fully transferred outside of Israel to another entity with the approval of the OCS and compliance with the required process and regulations. Violation of the Research and Development Law may result, among other things, in a requirement to repay the any OCS funding, including interest, differentials and penalties and criminal sanctions. As of this date, there are no OCS audits, actions, claims, suits, proceedings or investigations against us.

The funds available for OCS funding out of the annual budget of the State of Israel have been reduced in the past and may be further reduced in the future. We cannot predict whether, if at all, we would be entitled to any future funding or the amounts of any such funding. In return for the Israel government’s participation payments in programs approved by the OCS, we are obligated to pay royalties at a rate of 1.3% to 6% of sales of developed products until the OCS is repaid in full. As of December 31, 2014, we have a contingent obligation to pay royalties in the amount of approximately $39.6 million. We may, in the future, apply for additional OCS funding.

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

We must make a separate determination each taxable year as to whether we are a PFIC. As a result, our PFIC status may change from year to year. Based on the composition of our gross income and the composition and value of our gross assets for each taxable year from 2004 through 2014, we do not believe that we were a PFIC during any of such tax years. It is likely, however, that under the asset valuation method described in the legislative history of the 1997 Act, we would have been classified as a PFIC for each of 2001, 2002 and 2003 primarily because (a) a significant portion of our assets consisted of the remaining proceeds of our two public offerings of ordinary shares in 1999, and (b) the public market valuation of our ordinary shares during such years was relatively low. There can be no assurance that we will not be deemed a PFIC for any future tax year in which, for example, the value of our assets, as measured by the public market valuation of our ordinary shares, declines in relation to the value of our passive assets (generally, cash, cash equivalents and marketable securities). If we are treated as a PFIC with respect to a U.S. Holder for any tax year, the U.S. Holder will be deemed to own ordinary shares in any of our subsidiaries that are also PFICs.

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

We are exposed to financial market risk associated with changes in foreign currency exchange rates. To mitigate these risks, we use derivative financial instruments. The majority of our revenues and expenses are generated in U.S. dollars. A portion of our expenses, however, is denominated in NIS. In order to protect ourselves against the volatility of future cash flows caused by changes in foreign exchange rates, we use currency forward contracts and currency options. We hedge the part of our forecasted expenses denominated in NIS. If our currency forward contracts and currency options meet the definition of a hedge, and are so designated, changes in the fair value of the contracts will be offset against changes in the fair value of the hedged assets or liabilities through earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change. Our hedging program reduces, but does not eliminate, the impact of foreign currency rate movements and due to the general economic slowdown along with the devaluation of the dollar, our results of operations may be adversely affected. Without taking into account the mitigating effect of our hedging activity, a 10% decrease in the U.S. dollar exchange rates in effect for the year ended December 31, 2014 would cause a decrease in net income of approximately $5 million.

We are subject to market risk from exposure to changes in interest rates relating to borrowings under our loan agreements. The interest rate on these borrowings is based on LIBOR. Based on our the scheduled amount of these borrowings to be outstanding in 2014, we estimate that each 100 basis point increase in our borrowing rates would result in additional interest expense to us of approximately $74,000.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in 13a-15(e) under the Securities Exchange Act) as of December 31, 2014. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were (i) designed to ensure that material information relating to us, including our consolidated subsidiaries, is made known to our management, including our Chief Executive Officer and Chief Financial Officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared and (ii) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2014 based on the framework for Internal Control - Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on our assessment under that framework and the criteria established therein, our management concluded that the Company’s internal control over financial reporting were effective as of December 31, 2014.

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

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has served as our independent public accountants for each of the years in the three-year period ended December 31, 2014. The following table presents the aggregate fees for professional audit services and other services rendered by Kost Forer Gabbay & Kasierer in 2013 and 2014.

	Year Ended December 31, (Amounts in thousands)
	2013	2014
Audit Fees	$340	$365
Audit Related Fees	45	63
Tax Fees	80	92
Total	$465	$520

Audit Fees consist of fees billed for the annual audit of the company’s consolidated financial statements and the statutory financial statements of the company. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include services rendered for the integrated audit over internal controls as required under Section 404 of the Sarbanes-Oxley Act applicable in 2013 and 2014, the provision of consents and the review of documents filed with the SEC.

Audit Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the company’s financial statements and include operational effectiveness of systems. Audit Related Fees in 2014 also included fees in connection with our public offering in March 2014.

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

During 2014, no services provided to AudioCodes by Kost Forer Gabbay & Kasierer were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. We approve all such compensation by the audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2014, we repurchased a total of 1,048,891 of our Ordinary Shares at a total cost of $5.3 million, as set forth below:

Period	(a) Total Number of Ordinary Shares Purchased (1)	(b) Average Price per Ordinary Share (2)	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Program	(d) Maximum Approximate Dollar Value of Shares Available for Repurchase under the Program
				18,000,000
August 7- August 31	185,820	5.43	185,820	16,986,150
September 1- September 30	319,859	5.34	319,859	15,267,351
October 1 - October 31	58,100	4.57	58,100	15,000,176
November 1 - November 30	-	-	-	15,000,176
December 1 - December 31	485,112	4.64	485,112	12,732,991
Total	1,048,891	4.99	1,048,891	12,732,991

(1) On August 7, 2014, we announced that our Board had authorized a program to repurchase up to $3 million of our ordinary shares. In November 2014, we received court approval in Israel to repurchase up to an additional $15 million of our ordinary shares.

(2) Excluding commissions.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages 1 to 48 of the financial statements attached hereto.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit		Incorporated by Reference
No.	Document	Form	File No.	Date Filed

1.1‡	Memorandum of Association of Registrant.	F-1	333-10352	5/13/1999

1.2	Articles of Association of Registrant, as amended.	20-F (2011)	000-30070	4/19/2012

4.1	AudioCodes Ltd. 1997 Key Employee Option Plan (C).	F-1	333-10352	5/13/1999

4.2	AudioCodes Ltd. 1997 Key Employee Option Plan, Qualified Stock Option Plan-U.S. Employees (D).	F-1	333-10352	5/13/1999

4.3	License Agreement between AudioCodes Ltd. and DSP Group, Inc., dated as of May 6, 1999.	F-1	333-10352	5/22/1999

4.4	AudioCodes Ltd. 1997 Key Employee Option Plan (D).	F-1	333-10352	5/13/1999

4.5	AudioCodes Ltd. 1997 Key Employee Option Plan (E).	F-1	333-10352	5/13/1999

4.6	AudioCodes Ltd. 1999 Key Employee Option Plan (F), as amended.	20-F (2002)	000-30070	3/27/2002

4.7	AudioCodes Ltd. 1997 Key Employee Option Plan, Qualified Stock Option Plan-U.S. Employees (E).	F-1	333-10352	5/13/1999

4.8	AudioCodes Ltd. 1999 Key Employee Option Plan, Qualified Stock Option Plan-U.S. Employees (F).	20-F (2002)	000-30070	3/27/2002

4.9	AudioCodes Ltd. 2001 Employee Stock Purchase Plan-Global Non U.S., as amended.	S-8	333-144823	7/24/2007

4.10	AudioCodes Ltd. 2001 U.S. Employee Stock Purchase Plan, as amended.	S-8	333-144823	7/24/2007

4.11	AudioCodes Ltd. 2007 U.S. Employee Stock Purchase Plan.	S-8	333-144825	7/24/2007

4.12	Sublease Agreement between AudioCodes USA, Inc. and Continental Resources, Inc., dated December 30, 2003.	20-F (2003)	000-30070	6/30/2004

4.13	Addendum No. 2, dated November 6, 2013, to Sublease Agreement, dated December 30, 2003, between Continental Resources, Inc., as landlord, and AudioCodes USA Inc., as tenant.	6-K	000-30070	3/04/2014

4.13	Employment Agreement between AudioCodes Ltd. and Shabtai Adlersberg.	6-K	000-30070	11/12/2009

4.14	Amendment No. 1 to Employment Agreement between AudioCodes Ltd. and Shabtai Adlersberg.	6-K	000-30070	8/8/2013

4.15†	Building and Tenancy Lease Agreement, dated May 11, 2007, by and between Airport City Ltd. and AudioCodes Ltd.	20-F (2006)	000-30070	6/27/2007

4.16†	English Summary of Addendum, dated September 23, 2013, to Lease and Construction Agreement of November 14, 2000, between Airport City Ltd., as landlord and AudioCodes Ltd., as tenant.	6-K	000-30070	1/6/2014

Exhibit		Incorporated by Reference
No.	Document	Form	File No.	Date Filed

4.17	AudioCodes Ltd. 2008 Equity Incentive Plan.	20-F (2008)	000-30070	6/30/2009

4.18	Amendment to AudioCodes Ltd. 2008 Equity Incentive Plan.	S-8	333-170676	11/18/2010

4.19	Amendment No. 2 to AudioCodes Ltd. 2008 Equity Incentive Plan.	S-8	333-190437	8/07/2013

4.20‡	Loan Requests, dated May 13, 2008, between First International Bank of Israel, as lender, and AudioCodes Ltd., as borrower.	20-F (2012)	000-30070	4/11/2013

4.21‡	Loan Requests, dated September 27, 2011, between First International Bank of Israel, as lender, and AudioCodes Ltd., as borrower.	20-F (2012)	000-30070	4/11/2013

4.22‡	Restated Undertaking Letter to First International Bank of Israel, dated May 6, 2008.	20-F (2012)	000-30070	4/11/2013

4.23‡	Amendments to Undertaking Letter to First International Bank of Israel, dated September 15, 2009, February 16, 2009, September 26, 2011, December 29, 2011 and July 23, 2012.	20-F (2012)	000-30070	4/11/2013

4.24‡	Letter Agreement, dated July 14, 2008, between Bank Mizrahi Tefahot Ltd., as lender, and AudioCodes Ltd., as borrower.	20-F (2012)	000-30070	4/11/2013

4.25‡	Secured Bond, dated July 14, 2008, delivered by AudioCodes Ltd., as borrower, in favor of Bank Mizrahi Tefahot Ltd., as lender.	20-F (2012)	000-30070	4/11/2013

4.26‡	Undertaking Letter to Bank Mizrahi Tefahot Ltd, dated December 12, 2011.	20-F (2012)	000-30070	4/11/2013

4.27‡	Deed of Pledge of Rights, dated December 12, 2011, delivered by AudioCodes Ltd., as borrower, in favor of Bank Mizrahi Tefahot Ltd., as lender.	20-F (2012)	000-30070	4/11/2013

4.28‡	Amendment to Undertaking Letter to Bank Mizrahi Tefahot Ltd., dated July 23, 2012.	20-F (2012)	000-30070	4/11/2013

4.29‡	Loan Requests, dated September 27, 2011, between Bank Leumi Israel Ltd., as lender, and AudioCodes Ltd., as borrower.	20-F (2012)	000-30070	4/11/2013

4.30‡	Undertaking Letter to Bank Leumi Israel Ltd., dated December 12, 2011.	20-F (2012)	000-30070	4/11/2013

4.31‡	Amendment to Undertaking Letter to Bank Leumi Israel Ltd., dated July 24, 2012.	20-F (2012)	000-30070	4/11/2013

4.32	Form of Insurance, Indemnification and Exculpation Agreement between the Registrant and each of its directors and executive officers.	6-K	000-30070	11/10/2011

4.33	AudioCodes Ltd. Executive Compensation Plan.	6-K	000-30070	11/10/2011

8.1	Subsidiaries of the Registrant.	20-F (2012)	000-30070	4/11/2013

Exhibit		Incorporated by Reference
No.	Document	Form	File No.	Date Filed

12.1*	Certification of Shabtai Adlersberg, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Guy Avidan, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

101.1*	Interactive Data Files (XBRL-Related Documents).

†	English summary of Hebrew original.

‡	English translation of Hebrew original.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

AUDIOCODES LTD.

By:	/s/ SHABTAI ADLERSBERG
Shabtai Adlersberg
President and Chief Executive Officer

Date: March 24, 2015

AUDIOCODES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

IN U.S. DOLLARS

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

AUDIOCODES LTD.

We have audited the accompanying consolidated balance sheets of AudioCodes Ltd. (the "Company") as of December 31, 2013 and 2014, and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2013 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with United States generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 24, 2015 expressed an unqualified opinion thereon.

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 24, 2015	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

AUDIOCODES LTD.

We have audited AudioCodes Ltd's (the "Company") internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2013 and 2014 and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2014 and our report dated March 24, 2015 expressed an unqualified opinion thereon.

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 24, 2015	A Member of Ernst & Young Global

AUDIOCODES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2013	2014

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$30,763	$14,797
Short-term and restricted bank deposits	9,101	7,630
Short-term marketable securities and accrued interest	15,706	543
Trade receivables (net of allowance for doubtful accounts of $ 2,347 and $ 2,437 at December 31, 2013 and 2014, respectively)	26,431	31,056
Other receivables and prepaid expenses	3,922	6,244
Deferred income tax assets, net	2,277	3,320
Inventories	13,811	14,736

Total current assets	102,011	78,326

LONG-TERM ASSETS:
Long-term marketable securities	-	58,684
Long-term and restricted bank deposits and accrued interest	6,697	4,066
Deferred income tax assets, net	4,855	872
Severance pay funds	19,549	17,835

Total long-term assets	31,101	81,457

PROPERTY AND EQUIPMENT, NET	3,191	3,856

INTANGIBLE ASSETS, NET	4,252	2,996

GOODWILL	33,749	33,749

Total assets	$174,304	$200,384

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2013	2014
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank loans and current maturities of long-term bank loans	$4,686	$4,686
Trade payables	7,215	10,111
Senior convertible notes	353	-
Other payables and accrued expenses	17,958	15,758
Deferred revenues	6,940	10,233

Total current liabilities	37,152	40,788

LONG-TERM LIABILITIES:
Accrued severance pay	19,845	17,908
Long-term bank loans	9,791	5,105
Deferred revenues and other liabilities	2,707	2,862

Total long-term liabilities	32,343	25,875

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 100,000,000 shares at December 31, 2013 and 2014; Issued: 50,090,696 and 54,785,756 shares at December 31, 2013 and 2014, respectively; Outstanding: 38,733,989 and 42,380,158 shares at December 31, 2013 and 2014, respectively	114	125
Additional paid-in capital	201,248	235,760
Treasury stock at cost- 11,356,707 and 12,405,598 shares at December 31, 2013 and 2014, respectively	(35,768)	(41,032)
Accumulated other comprehensive loss	-	(261)
Accumulated deficit	(60,785)	(60,871)

Total equity	104,809	133,721

Total liabilities and equity	$174,304	$200,384

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2012	2013	2014

Revenues:
Products	$103,651	$111,750	$118,561
Services	23,839	25,482	33,018

Total revenues	127,490	137,232	151,579

Cost of revenues:
Products	48,371	51,996	54,349
Services	5,923	6,568	8,243

Total cost of revenues	54,294	58,564	62,592

Gross profit	73,196	78,668	88,987

Operating expenses:
Research and development, net	28,677	28,194	32,275
Selling and marketing	40,040	39,279	45,534
General and administrative	8,214	8,456	7,677

Total operating expenses	76,931	75,929	85,486

Operating income (loss)	(3,735)	2,739	3,501
Financial income (expenses), net	453	96	(196)

Income (loss) before taxes on income	(3,282)	2,835	3,305
Income tax benefit (expense), net	(541)	1,404	(3,391)
Equity in losses of an affiliated company	(354)	(21)	-

Net income (loss)	$(4,177)	$4,218	$(86)

Earnings (loss) per share - basic and diluted	$(0.11)	$0.11	$(0.00)

Weighted average number of shares used in computations of earnings (loss) per share:
Basic	39,125,129	38,241,258	42,285,919
Diluted	39,125,129	39,096,758	42,285,919

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2012	2013	2014

Net income (loss)	$(4,177)	$4,218	$(86)

Other comprehensive income (loss) ("OCI") related to:
Change in unrealized loss on marketable securities:
Unrealized loss on marketable securities recognized in OCI	-	-	(388)

Change in unrealized gains (losses) on cash flow hedges:
Gain (loss) on derivatives recognized in OCI	1,211	1,292	(367)
Loss (gain) on derivatives (effective portion) recognized in income	332	(2,595)	494

Other comprehensive income (loss), related to unrealized gains (loss) on cash flow hedges	1,543	(1,303)	127

Other comprehensive income (loss)	1,543	(1,303)	(261)

Total comprehensive income (loss)	$(2,634)	$2,915	$(347)

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

				Accumulated
		Additional		other
	Share	paid-in	Treasury	comprehensive	Accumulated	Total
	capital	capital	stock	income (loss)	deficit	equity

Balance as of January 1, 2012	$119	$196,021	$(29,055)	$(240)	$(60,826)	$106,019

Purchase of treasury stock	(7)	-	(6,713)	-	-	(6,720)
Issuance of shares upon exercise of options	-	103	-	-	-	103
Stock compensation related to options granted to employees and non-employees	-	1,529	-	-	-	1,529
Other comprehensive income	-	-	-	1,543	-	1,543
Net loss	-	-	-	-	(4,177)	(4,177)

Balance as of December 31, 2012	112	197,653	(35,768)	1,303	(65,003)	98,297

Issuance of shares upon exercise of options	2	1,894	-	-	-	1,896
Stock compensation related to options granted to employees and non-employees	-	1,701	-	-	-	1,701
Other comprehensive loss	-	-	-	(1,303)	-	(1,303)
Net income	-	-	-	-	4,218	4,218

Balance as of December 31, 2013	114	201,248	(35,768)	-	(60,785)	104,809

Purchase of treasury stock	(3)	-	(5,264)	-	-	(5,267)
Issuance of ordinary shares	12	29,732	-	-	-	29,744
Issuance of shares upon exercise of options	2	2,234	-	-	-	2,236
Stock compensation related to options granted to employees and non-employees	-	2,546	-	-	-	2,546
Other comprehensive loss	-	-	-	(261)	-	(261)
Net loss	-	-	-	-	(86)	(86)

Balance as of December 31, 2014	$125	$235,760	$(41,032)	$(261)	$(60,871)	$133,721

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2013	2014
Cash flows from operating activities:

Net income (loss)	$(4,177)	$4,218	$(86)
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,883	3,207	3,230
Amortization of marketable securities premiums and accretion of discounts, net	436	349	820
Equity in losses of an affiliated company, net of interest on loans to an affiliated company	350	21	-
Stock-based compensation related to options granted to employees and non-employees	1,529	1,701	2,546
Decrease in accrued interest on loans, marketable securities, convertible notes, and bank deposits	4	73	152
Decrease (increase) in deferred income tax assets, net	14	(1,946)	2,940
Decrease (increase) in trade receivables, net	6,725	(2,254)	(4,625)
Decrease (increase) in other receivables and prepaid expenses	127	110	(2,249)
Decrease (increase) in inventories	3,618	2,986	(925)
Increase (decrease) in trade payables	(5,545)	403	2,896
Increase (decrease) in other payables and accrued expenses and other liabilities	(3,054)	2,577	(2,114)
Increase in deferred revenues	270	3,138	3,595
Decrease in accrued severance pay, net	(184)	(495)	(223)

Net cash provided by operating activities	2,996	14,088	5,957

Cash flows from investing activities:

Net loans provided to an affiliated company	(183)	(1,211)	-
Purchase of marketable securities	-	-	(60,286)
Purchase of property and equipment	(2,006)	(1,586)	(2,539)
Short-term and restricted bank deposits, net	3,678	1,229	1,471
Proceeds from redemption of marketable securities upon maturity	-	7,600	15,390
Proceeds from redemption of long-term bank deposits	-	2,623	2,685
Purchase of intangible asset	-	-	(100)
Investment in long-term and restricted bank deposits	(131)	-	-

Net cash provided by (used in) investing activities	1,358	8,655	(43,379)

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2013	2014
Cash flows from financing activities:

Purchase of treasury stock	(6,917)	-	(5,267)
Repayment of senior convertible notes	-	-	(338)
Repayment of long-term bank loans	(10,242)	(8,436)	(4,686)
Payment for acquisition of NSC non-controlling interest	(336)	(515)	-
Payment related to the acquisition of Mailvision	-	-	(233)
Proceeds from issuance of shares in a public offering, net	-	-	29,744
Proceeds from issuance of shares upon exercise of options and warrants	103	1,752	2,236

Net cash provided by (used in) financing activities	(17,392)	(7,199)	21,456

Increase (decrease) in cash and cash equivalents	(13,038)	15,544	(15,966)
Cash and cash equivalents at the beginning of the year	28,257	15,219	30,763

Cash and cash equivalents at the end of the year	$15,219	$30,763	$14,797

Supplemental disclosure of cash flow activities:

Cash paid during the year for income taxes	$313	$429	$658

Cash paid during the year for interest	$789	$583	$415

Supplemental disclosures of non-cash operating, financing and investing activities

Net change in gain (loss) on foreign currency cash flow hedges and marketable securities	$1,543	$(1,303)	$(261)

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Business overview:

AudioCodes Ltd. (the "Company") and its subsidiaries (together the "Group") design, develop and market products and services for voice, data and video over IP networks to service providers and channels (such as distributors), OEMs, network equipment providers and systems integrators.

The Company operates through its wholly-owned subsidiaries in the United States, Europe, Asia, Latin America, Australia and Israel.

b.	Acquisition of Natural Speech Communication Ltd. ("NSC"):

In January 2010, the Company entered into an agreement to acquire all of the outstanding equity of NSC that it did not own as of December 31, 2009. The closing of this transaction occurred in May 2010.

The liability recorded in connection with this acquisition was comprised of two components: (i) the contingent payments for which the Company recorded a contingent consideration liability of $329 based on its estimated fair value as of the closing date of the transaction (the "Contingent Payment"). This amount was estimated by utilizing an income approach, taking into account the potential cash payments based on the Company's expectation as to NSC's future revenues in each of the years ended December 31, 2010, 2011 and 2012, and was discounted to arrive at a present value amount. The discount rate was based on the market interest rate and NSC's estimated operational capitalization rate. The Contingent Payment liability was marked to market at fair value at each reporting date based on the Company's policy with subsequent changes in the value of the liability recorded in financial expenses in the statement of operations, while changes due to changes in estimates were recorded within operating income or expenses; and (ii) a liability with respect to the commitment for future payments was recorded at present value which amounted to $967 (the "Committed Payment"). The Committed Payment liability is not re-measured in subsequent periods and would only be adjusted for changes in time value.

As of December 31, 2012, the Committed Payment liability estimated fair value amounted to $391 and the Contingent Payment liability amounted to $115. During the year ended December 31, 2013, an amount of $395 was paid with respect to the Committed Payment liability and an amount of $120 was paid in respect of the Contingent Payment liability, since certain aggregate revenue milestones were met for the years ended December 31, 2010, 2011 and 2012.

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

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

d.	The Group is dependent upon sole source suppliers for certain key components used in its products, including certain digital signal processing chips. Although there are a limited number of manufacturers of these particular components, management believes that other suppliers could provide similar components at comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which could adversely affect the operating results of the Group and its financial position.

e.	The Group had a major customer in the years ended December 31, 2012, 2013 and 2014, which accounted for 13.7%, 17.8% and 14.9%, respectively, of the total revenues in those years. In addition, during the year ended December 31, 2014, the Company had an additional major customer which accounted for 10.5% of the total revenues in that year. No other customer accounted for more than 10% of the Group's revenues in those periods.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").

a.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. Management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

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

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Accounting Standards Codification ("ASC") 830, "Foreign Currency Matters". All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

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

Short-term and restricted bank deposits are deposits with maturities of more than three months, but less than one year. The deposits are mainly in dollars and bear interest at an average rate of 0.97% and 1.51% for the years ended December 31, 2013 and 2014, respectively. Short-term and restricted deposits are presented at their cost. Any accrued interest on these deposits is included in other receivables and prepaid expenses.

In connection with the long-term bank loans and their related covenants, the Company is required to maintain compensating balances with the banks and to maintain deposits in the same banks that provided the Company's loans (see Note 12). In addition, the Company maintains restricted deposits in connection with foreign exchange derivatives, guarantees for prepayment of account receivables and an office lease agreement (see also Note 13a). Out of the short-term and restricted bank deposits, a total of $7,321 and $7,097 are restricted short-term deposits as of December 31, 2013 and 2014, respectively.

f.	Marketable securities:

The Group accounts for investments in debt securities in accordance with ASC 320, "Investments-Debt and Equity Securities".

Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date.

As of December 31, 2013, all securities were classified as held-to-maturity since the Group had the intent and ability to hold the securities to maturity and, accordingly, debt securities were stated at amortized cost. During the year ended December 31, 2014, all of the marketable securities held as of December 31, 2013 matured.

During April, May and June 2014, the Group purchased new securities that are expected to mature between 2016 and 2019. The Group classified the securities as held-to-maturity on the purchase date since the Group had the intent and ability to hold the securities to maturity and, accordingly, debt securities were stated at amortized cost.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In November 2014, the Group no longer had the intent to hold the securities to maturity and therefore classified the securities as available-for-sale.

As of December 31, 2014, the Group classifies all of its marketable securities as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in “accumulated other comprehensive income (loss)” in shareholders’ equity. Realized gains and losses on sale of investments are included in “financial income (expenses), net” and are derived using the specific identification method for determining the cost of securities.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest on securities is included in “financial income (expenses), net”.

The Group recognizes an impairment charge when a decline in the fair value of its investments in debt securities below the cost basis of such securities is judged to be other than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Group’s intent to sell, including whether it is more-likely-than-not that the Group will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired, the amount of impairment is recognized in the statements of operations and is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income (loss).

For the years ended December 31, 2012, 2013 and 2014, no other-than-temporary impairment losses have been identified.

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

Bank deposits and the related accrued interest with maturities of more than one year are included in long-term investments and presented at their cost. Accrued interest that is paid within a one year period is included in other receivables and prepaid expenses. The deposits are denominated in dollars and bear interest at an average rate of 2.57% and 2.54% for the years ended December 31, 2013 and 2014, respectively. In connection with the long-term bank loans, the Company is required to maintain compensating balances with the banks (see also Note 12). Out of the total long-term bank deposits, a total of $ 6,596 and $ 4,005 are restricted long-term deposits as of December 31, 2013 and 2014, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Investment in an affiliated company:

The Company accounts for investment in affiliated company in which it has the ability to exercise significant influence over the operating and financial policies, using the equity method of accounting in accordance with the requirements of ASC 323, "Investments - Equity Method and Joint Ventures" ("ASC 323").

Investment in affiliated company represents investment in ordinary shares, preferred shares, convertible loans and non-convertible loans. According to ASC 323, additional losses of such company in excess of the carrying amount of the equity investment are recognized based on the seniority level (priority in liquidation) of the particular type of investment held by the Company.

The Company's investment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable in accordance with ASC 323. During the years ended December 31, 2012, 2013 and 2014, no impairment losses had been identified. In May 2013, the Company acquired the activity of the affiliated company. (See also Note 3).

j.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	33
Office furniture and equipment	6 - 20 (mainly 15)
Leasehold improvements	Over the shorter of the term of the lease or the useful life of the asset

The Group's long-lived assets are reviewed for impairment in accordance with ASC 360-10-35, "Property, Plant and Equipment - Subsequent Measurement", whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. Recoverability of assets (asset group) to be held and used is measured by a comparison of the carrying amount of an asset (asset group) to the future undiscounted cash flows expected to be generated by the asset if such assets are considered to be impaired. The impairment to be recognized is measured by the amount by which the carrying amount of the assets (asset groups) exceeds the fair value of the assets (asset groups). The loss is allocated to the long-lived assets of the Group on a pro rata basis using the relative carrying amounts of those assets, except that the loss allocated to an individual long-lived asset of the Group will not reduce the carrying amount of that asset below its fair value whenever that fair value is determinable. During the years ended December 31, 2012, 2013 and 2014, no impairment losses had been identified for property and equipment since the fair value of those assets (asset groups) was higher than their carrying amounts.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Intangible assets:

Intangible assets are comprised of acquired technology, customer relations and licenses.

Intangible assets that are not considered to have an indefinite useful life are amortized using the straight-line basis over their estimated useful lives, which range from four and a half to ten years. Recoverability of these assets is measured by a comparison of the carrying amount of the asset to the undiscounted future cash flows expected to be generated by the assets. If the assets are considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired assets.

During the years ended December 31, 2012, 2013 and 2014, no impairment losses were identified.

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

For each of the three years in the period ended December 31, 2014, the Group performed an annual impairment analysis, using market capitalization, and no impairment losses have been identified.

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

Revenues from products and services are recognized in accordance with ASC 605, "Revenue Recognition", ("ASC 605"), when the following criteria are met: persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable. The Group has no remaining obligation to customers after the date on which products are delivered other than pursuant to warranty obligations and right of return.

In a multiple element arrangement, Accounting Standards Update ("ASU") 2009-13, Topic 605 - "Multiple-Deliverable Revenue Arrangements" requires the allocation of arrangement consideration to each deliverable to be based on the relative selling price.

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

The Group grants to certain customers a right of return or the ability to exchange a specific percentage of the total price paid for products they have purchased over a limited period for other products. The Group maintains a provision for product returns and exchanges and other incentives based on its experience with historical sales returns, analysis of credit memo data and other known factors, in accordance with ASC 605. The provision was deducted from revenues and amounted to $ 1,288 and $ 1,338 as of December 31, 2013 and 2014, respectively.

Revenues from the sale of products which were not yet determined to be final sales due to acceptance provisions are deferred and included in deferred revenues. In cases where collectability is not probable, revenues are deferred and recognized upon collection.

Deferred revenues include amounts invoiced to customers for which revenue has not yet been recognized.

n.	Warranty costs:

The Group usually provides a warranty period of 12 months at no extra charge. The Group estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Group's warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Group periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary. As of December 31, 2013 and 2014, the provision for warranty amounted to $ 406 and $ 458, respectively.

o.	Research and development costs:

Accounting Standards Codification No. 985-20, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company's product development process, technological feasibility is established upon the completion of a working model. The Company does not incur material costs between the completion of a working model and the point at which the products are ready for general release. Therefore, research and development costs are charged to the consolidated statement of comprehensive loss as incurred.

Participation grants from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor in Israel ("OCS") for research and development activity are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of research and development costs. Research and development grants recognized during the years ended December 31, 2012, 2013 and 2014 were $2,729, $2,799 and $3,871, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Income taxes:

The Group accounts for income taxes in accordance with ASC 740, "Income Taxes", ("ASC 740"). ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and for carry forward tax losses. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group records a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more-likely-than- not that some portion or all of the deferred tax asset will not be realized.

In addition, ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The first step is to evaluate the tax position taken or expected to be taken in a tax return. This is done by determining if the weight of available evidence indicates that it is more-likely-than-not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

Interest and penalties assessed by taxing authorities on an underpayment of income taxes are included as a component of income tax expense in the consolidated statements of operations.

q.	Comprehensive income (loss):

The Group accounts for comprehensive income (loss) in accordance with ASC 220, "Comprehensive Income" ("ASC 220"). ASC 220 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. The Group determined that its items of comprehensive income (loss) relate to gains and losses on hedging derivatives instruments and unrealized gains and losses on available-for-sale marketable securities.

The Group presents total comprehensive income (loss) in accordance with ASU 2011-05, Topic 220, "Presentation of Comprehensive Income" ("ASU 2011-05") and ASU 2011-12, Topic 220 - Comprehensive Income. ASU 2011-05 requires an entity to present, the components of net income (loss), and the components of other comprehensive income (loss) either in a single continuous statement of comprehensive income or in two separate but consecutive statements and eliminates the option to present the components of other comprehensive income as part of the statement of changes in equity. The Company chose to present the components of net income (loss) and other comprehensive income (loss) in two separate but consecutive statements.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Concentrations of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, trade receivables, marketable securities and foreign currency derivative contracts.

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

Marketable securities include investments in dollar linked corporate bonds. Marketable securities consist of highly liquid debt instruments with high credit standing. The Company’s investment policy, approved by the Board of Directors, limits the amount the Group may invest in any one type of investment or issuer, thereby reducing credit risk concentrations. Management believes that the portfolio is well diversified and, accordingly, minimal credit risk exists with respect to these marketable debt securities.

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

The Company accounts for senior convertible notes in accordance with ASC 470-20, "Debt with Conversion and Other Options" ("ASC 470-20"). ASC 470-20 specifies that issuers of such instruments should separately account for the liability and equity components on the issuance day in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. See also Note 11.

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

Senior convertible notes and certain outstanding stock options, restricted share units ("RSUs") and warrants have been excluded from the calculation of the diluted earnings per share since such securities are anti-dilutive for all years presented. The total weighted average number of shares related to the senior convertible notes and outstanding options, RSUs and warrants that have been excluded from the calculation of diluted earnings (loss) per share was 4,072,517, 1,545,867 and 954,823 for the years ended December 31, 2012, 2013 and 2014, respectively.

u.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation-Stock Compensation" ("ASC 718"). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of operations.

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

The Company applies ASC 718 and ASC 505-50, "Equity-Based Payments to Non-Employees" ("ASC 505-50") with respect to options and warrants issued to non-employees. Accordingly, the Company uses option valuation models to measure the fair value of the options and warrants at the measurement date as defined in ASC 505-50.

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

The weighted-average estimated fair value of employee stock options granted during the years ended December 31, 2012, 2013 and 2014, was $1.35, $3.00 and $2.97 per share, respectively, using the Black-Scholes option pricing formula. Fair values were estimated using the following weighted-average assumptions (annualized percentages):

	Year ended December 31,
	2012	2013	2014

Dividend yield	0%	0%	0%
Expected volatility	56.6%-61.5%	58.9%-61.9%	54.8%-59.4%
Risk-free interest	0.54%-1.04%	0.63%-1.78%	1.48%-1.86%
Expected life	4.79-5.70 years	4.72-5.67 years	4.74-5.43 years
Forfeiture rate	5.5%	4.0%	4.0%

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

The total equity-based compensation expenses relating to all of the Company's equity-based awards recognized for the years ended December 31, 2012, 2013 and 2014 were included in items of the consolidated statements of operations as follows:

	Year ended December 31,
	2012	2013	2014

Cost of revenues	$61	$62	$89
Research and development expenses, net	430	408	585
Selling and marketing expenses	437	625	1,105
General and administrative expenses	601	606	767

Total equity-based compensation expenses	$1,529	$1,701	$2,546

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Treasury stock:

The Company has repurchased its ordinary shares from time to time in the open market and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders' equity. See also Note 14a.

w.	Severance pay:

The liability for severance pay for Israeli employees is calculated pursuant to Israel's Severance Pay Law, 1963, based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date for all employees in Israel. Employees who have been employed for more than one year period, are entitled to one month's salary for each year of employment, or a portion thereof. The Group's liability for all of its Israeli employees is fully provided for by monthly deposits with severance pay funds, pension funds, insurance policies and by an accrual. The value of these deposits is recorded as an asset in the Company's balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law, 1963 or labor agreements.

Since March 2011, the Group's agreements with new Israeli employees are under Section 14 of the Israeli Severance Pay Law, 1963. The Company's contributions for severance pay have replaced its severance obligation. Upon contribution of the full amount of the employee's monthly salary for each year of service, no additional calculations are conducted between the parties regarding the matter of severance pay and no additional payments are made by the Company to the employee. The Group is legally released from the obligations to employees once the deposit amounts have been paid, and therefore the severance pay liability is not reflected in the balance sheet.

Severance pay expenses for the years ended December 31, 2012, 2013 and 2014, amounted to $1,850, $1,878 and $1,961, respectively.

x.	Employee benefit plan:

The Group has 401(k) defined contribution plans covering employees in the U.S. All eligible employees may elect to contribute a portion of their annual compensation to the plan through salary deferrals, subject to the IRS limit of $17.5 during the years ended December 31, 2013 and 2014, plus a catch-up contribution of $5.5 for participants age 50 or over. The Group matches 50% of employees contributions, up to a maximum of 6% of the employees annual pay. In the years ended December 31, 2012, 2013 and 2014, the Group matched contributions in the amount of $276, $244 and $284, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.	Advertising expenses:

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2012, 2013 and 2014 amounted to $ 329, $ 342 and $ 562, respectively.

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

The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, trade payables, other receivables and other payables and accrued expenses approximate their fair value due to the short-term maturity of such instruments. The fair value of long-term bank loans and senior convertible loans also approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

The fair value of foreign currency contracts is estimated by obtaining current quotes from banks and market observable data of similar instruments.

The fair value of marketable securities is estimated by obtaining the fair value of the marketable securities from the bank, which is based on current quotes and market value provided by external service providers.

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820, "Fair Value Measurements and Disclosures" ("ASC 820") establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

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

The Group accounts for derivatives and hedging based on ASC 815, "Derivatives and Hedging" ("ASC 815").

The Group accounts for its derivative instruments as either assets or liabilities and carries them at fair value. Derivative instruments that are not designated and qualified as hedging instruments must be adjusted to fair value through earnings. The changes in fair value of such instruments are included as earnings in "Financial income (expenses), net" at each reporting period.

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

During the year ended December 31, 2013, the Group recorded accumulated other comprehensive loss in the amount of $1,303 from its forward and options collar (cylinder) contracts with respect to payroll expenses that were incurred during the year ended December 31, 2013. Such amount was classified into losses during the year ended December 31, 2013.

During the year ended December 31, 2014, the Group recorded accumulated other comprehensive income in the amount of $127 from its forward and options collar (cylinder) contracts with respect to payroll and rent expenses to be incurred during the year ending December 31, 2015. Such amount will be reclassified into earnings during the year ending December 31, 2015. See also Note 19.

ab.	Impact of recently issued accounting pronouncements:

In April 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity" ("ASU 2014-08").

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ASU 2014-08 raises the threshold for a disposal to qualify as a discontinued operation and requires new disclosures of both discontinued operations and certain other disposals that do not meet the definition of a discontinued operation. The guidance is effective for annual periods beginning on or after December 15, 2014 (January 1, 2015 for the Company). Early adoption is permitted but only for disposals that have not been reported in financial statements previously issued. The Company does not expect the impact of the adoption of ASU 2014-08 to be material to the consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"). ASU 2014-09 supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016 (January 1, 2017 for the Company), including interim periods within that reporting period. Early adoption is not permitted. The Company is currently in the process of evaluating the impact of the adoption of ASU 2014-09 on its consolidated financial statements.

NOTE 3:-	ASSET PURCHASE AGREEMENT WITH MAILVISION

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

The acquisition was accounted for using the purchase method. The $ 3,434 in consideration for the acquisition was composed of the following amounts: (i) $ 221, which represented the present value of a payment of $ 233 payable on the anniversary date of the acquisition in 2014. The $ 233 was paid in May 2014; (ii) $ 432, which represented the fair value of the estimated earn-out consideration, that is payable in 2015 and 2016, if certain milestones of revenues from the sale of Mailvision's product are met during the three annual periods following the Closing Date (the "Earn-Out"). (iii) waiver of $ 1,472 of debt owed by Mailvision to the Company; and (iv) $ 376, which represented the fair value of the Sale Option. In addition, on the Closing Date, the Company revalued its investment in Mailvision (see Note 6) to its fair value in the amount of $ 933 in accordance with ASC 805, "Business Combination". As a result of the revaluation of investment in Mailvision, the Company recognized a gain of $ 95 that was recorded in equity in losses of affiliated company, net in the statement of operations.

The payment of the consideration can be made, at the Company's option, in any combination of cash and the Company's ordinary shares.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	ASSET PURCHASE AGREEMENT WITH MAILVISION (Cont.)

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

The fair value of the Earn-Out was estimated by utilizing the income approach, taking into account the potential cash payments discounted to arrive at a present value amount, based on the Company's expectation as to future revenues of Mailvision's products in the three subsequent annual periods following the Closing Date. The discount rate was based on the market interest rate and estimated operational capitalization rate. The fair value of the Sale Option granted was valued by using the Black-Scholes call option pricing model.

The fair value of the Sale Option was estimated using the following assumptions (annualized percentages):

December 31, 2013

Exercise price	$7,124
Dividend yield	0%
Expected volatility	50%
Risk-free interest	0.1%
Expected life	0.4 years

In accordance with ASC 815, the Company measured the Sale Option at its fair value at each reporting date, with changes in the fair values being recognized in the Company's statement of operations as financial income or expense.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	ASSET PURCHASE AGREEMENT WITH MAILVISION (Cont.)

As of December 31, 2013, the Earn-Out and the Sale Option estimated fair value amounted to $446 and $110, respectively, of which an aggregate amount equal to $446 was classified as a long-term liability. In May 2014, the Sale Option expired. As of December 31, 2014, the Earn-Out estimated fair value amounted to $443.

NOTE 4:-	MARKETABLE SECURITIES AND ACCRUED INTEREST

The following is a summary of held to maturity marketable securities:

	December 31, 2013
	Amortized	Unrealized	Unrealized	Fair
	cost	gains	losses	Value
Corporate bonds:
Maturing within one year	$15,438	$35	$-	$15,473
Accrued interest	268	-	-	268

	$15,706	$35	$-	$15,741

The following is a summary of available for sale marketable securities:

	December 31, 2014
	Amortized	Unrealized	Unrealized	Fair
	cost	gains	losses	Value
Corporate bonds:
Maturing between one to five years	$59,072	$12	$(400)	$58,684
Accrued interest	543	-	-	543

	$59,615	$12	$(400)	$59,227

These investments were issued by highly rated corporations. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Group's investment. As of December 31, 2013 and 2014, the Group did not have any investment in marketable securities that was in an unrealized loss position for a period of twelve months or greater. Since the Group had the ability and intent to hold these investments until an anticipated recovery of fair value, which may be until maturity, the Group did not consider these investments to be other-than-temporarily impaired as of December 31, 2014. Unrealized gains (losses) are valued using alternative pricing sources and models utilizing observable market inputs.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	INVENTORIES

	December 31,
	2013	2014

Raw materials	$5,931	$6,794
Finished products	7,880	7,942

	$13,811	$14,736

In the years ended December 31, 2012, 2013 and 2014, the Group wrote-off inventories in a total amount of $2,306, $1,746 and $82, respectively.

NOTE 6:-	INVESTMENT IN AN AFFILIATED COMPANY

As of December 31, 2012, the Company owned 25.61% of Mailvision's outstanding share capital. The Company had an investment in equity in the amount of $1,655, convertible and non-convertible loans in the principal amount of $398, and accumulated net loss in the amount of $969. In April 2013, the Company entered into an asset purchase agreement with Mailvision, pursuant to which in May 2013, the Company acquired certain assets and assumed certain liabilities of Mailvision (See also Note 3). As of December 31, 2013 and 2014, the Company owned 29.6% of the outstanding share capital of Mailvision which has no operations, assets or liabilities.

Operation transactions with Mailvision were as follows:

	Year ended December 31,
	2012	2013	2014

Amounts charged - cost of revenues	$1,414	$432	-

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2013	2014
Cost:
Computers and peripheral equipment	$24,871	$26,647
Office furniture and equipment	10,753	10,861
Leasehold improvements	2,253	2,908

	37,877	40,416
Accumulated depreciation:
Computers and peripheral equipment	23,075	24,607
Office furniture and equipment	9,650	9,873
Leasehold improvements	1,961	2,080

	34,686	36,560

Depreciated cost	$3,191	$3,856

Depreciation expenses amounted to $ 1,755, $ 2,014 and $ 1,874 for the years ended December 31, 2012, 2013 and 2014, respectively.

NOTE 8:-	INTANGIBLE ASSETS, NET

		Useful life	December 31,
		(years)	2013	2014
a.	Impaired cost:
	Acquired technology and license	5 - 10	$17,839	$17,939
	Customer relationship	4.5 - 9	4,438	4,438

			22,277	22,377
	Accumulated amortization:
	Acquired technology and license		14,255	15,247
	Customer relationship		3,770	4,134

			18,025	19,381

	Amortized cost		$4,252	$2,996

b.	Amortization expenses related to intangible assets amounted to $ 1,128, $ 1,193 and $ 1,356 for the years ended December 31, 2012, 2013 and 2014, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	INTANGIBLE ASSETS, NET (Cont.)

c.	Expected amortization expenses are as follows:

Year ending December 31,

2015	$1,200
2016	866
2017	501
2018	409
2019	20

$2,996

NOTE 9:-	FAIR VALUE MEASUREMENTS

In accordance with ASC 820, the Group measures its foreign currency derivative instruments, marketable securities, and its contingent consideration to Mailvision, at fair value. Investments in foreign currency derivative instruments and marketable securities are classified within Level 2 value hierarchy. This is because these assets are valued using alternative pricing sources and models utilizing market observable inputs. The contingent consideration of the Earn-Out and the Sale Option provided to Mailvision are classified within Level 3 value hierarchy because these liabilities are based on present value calculations and an external valuation models whose inputs include market interest rates, estimated operational capitalization rates and volatilities. Unobservable inputs used in these models are significant.

The Group's financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates:

	December 31, 2013
	Fair value measurements using input type
	Level 2	Level 3	Total

Contingent consideration related to Mailvision	$-	$(556)	$(556)

Total financial liability	$-	$(556)	$(556)

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	FAIR VALUE MEASUREMENTS (Cont.)

	December 31, 2014
	Fair value measurements using input type
	Level 2	Level 3	Total

Financial assets related to foreign currency derivative hedging contracts	$220	$-	$220
Marketable securities	59,227	-	59,227
Contingent consideration related to Mailvision	-	(443)	(443)

Total Financial asset (liability)	$59,447	$(443)	$59,004

Fair value measurements using significant unobservable inputs (Level 3):

Balance at January 1, 2014	$(556)
Adjustment due to time change value	85
Adjustment due to change in assumptions	28

Balance at December 31, 2014	$(443)

NOTE 10:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2013	2014

Payroll and other employee related accruals	$4,112	$3,995
Vacation accrual	2,990	2,669
Royalties provision	500	929
Government authorities	667	468
Accrued expenses	9,351	7,146
Others	338	551

	$17,958	$15,758

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	SENIOR CONVERTIBLE NOTES

In November 2004, the Company issued an aggregate of $125,000 principal amount of its 2% Senior Convertible Notes due November 9, 2024 (the "Notes"). The Company was obligated to pay interest on the Notes semi-annually on May 9 and November 9 of each year.

The Notes were convertible, at the option of the holders, at any time before the maturity date, into ordinary shares of the Company at a conversion rate of 53.4474 ordinary shares per $1 principal amount of Notes, representing a conversion price of approximately $18.71 per share. Upon such conversion in lieu of the delivering of ordinary shares, the Company could elect to pay the holders cash or a combination of cash and ordinary shares. The Notes were subject to redemption at any time, in whole or in part, at the option of the Company, at a redemption price of 100% of the principal amount plus accrued and unpaid interest. Notes in an aggregate of $124,650 principal amount were repurchased by the Company in the years 2008, 2009 and 2010. The Notes were subject to repurchase, at the holders' option, on November 9, 2014 or November 9, 2019, at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any, on such repurchase date. The Company could choose to settle in cash upon conversion.

As of December 31, 2013 there was $353 in principal amount plus accrued and unpaid interest of the Notes outstanding. The effective interest rate for the years ended December 31, 2012 and 2013 amounted to 2% per year.

During the year ended December 31, 2014, the Company repurchased the full remaining principal amount of the Notes plus accrued and unpaid interest of $353. As of December 31, 2014, there was no principal amount of Notes outstanding.

NOTE 12:-	LONG-TERM BANK LOANS

In April and July 2008, the Company entered into loan agreements with Israeli commercial banks that provided for loans in the total principal amount of $30,000 (the "2008 Loans"). As of December 31, 2013, the 2008 Loans were fully paid.

In September and December 2011, the Company entered into loan agreements with Israeli commercial banks that provided loans in the total principal amount of $23,750 (the "2011 Loans"). Certain amounts of the 2011 Loans were required to be maintained as a compensating bank deposits that decrease as the loans are repaid. The 2011 Loans bear interest at LIBOR plus 2.1%-4.35% with respect to $19,850 of the principal amount. The remaining $3,900 of principal amount bear interest at 0.5% above the interest rate paid on the bank deposit. Of these 2011 Loans, $19,850 of the principal amount is repayable in 20 equal quarterly installments and the remaining $3,900 of principal amount is repayable in 10 equal semiannual payments through September 2017.

As of December 31, 2013 and 2014, the banks have a lien on the Company's assets that secures the 2011 Loans. As of December 31, 2013 and 2014, the Company is required to maintain a total of $7,239 and $4,896, respectively, in compensating balances with the banks, to secure the 2011 Loans. As of December 31, 2013 and 2014, the compensating balances are included in $2,343 and $2,343 of short-term and restricted bank deposits and $4,896 and $2,553 of long-term and restricted bank deposits, respectively. The amount of the compensating balances that is required decreases as the loan is repaid. The agreements with respect to the 2011 Loans require the Company, among other things, to meet certain financial covenants such as maintaining shareholders' equity, cash balances, and liabilities to banks at specified levels, as well as achieving certain levels of operating income (the "Covenants").

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	LONG-TERM BANK LOANS (Cont.)

As of December 31, 2013 and 2014, the Company was in compliance with all the Covenants.

NOTE 13:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Group's facilities are leased under several lease agreements in Israel, Europe, Asia and the Americas for periods ending in 2024.

In addition, the Company has various operating lease agreements with respect to motor vehicles. The terms of the lease agreements are for 36 months, which expire on various dates, the latest of which is in 2017.

Future minimum rental commitments under non-cancelable operating leases are as follows:

Year ending December 31,

2015	$6,463
2016	6,418
2017	6,234
2018	5,771
2019 and on	27,322

Total minimum lease payments *)	$52,208

*)	Minimum payments have been reduced by minimum sublease rental of $835 due in the future under non-cancelable subleases.

In connection with the Company's facilities lease agreement in Israel, the lessor has a lien of approximately $5,000 on certain bank deposits as of December 31, 2014. These deposits are included in short-term and restricted bank deposits.

Lease expenses for the years ended December 31, 2012, 2013 and 2014, were approximately $5,745, $5,282 and $6,236, respectively.

b.	Inventory purchase commitments:

The Group is obligated under certain agreements with its suppliers to purchase specified items of excess inventory which is expected to be utilized in 2015. As of December 31, 2014, non-cancelable purchase obligations were approximately $13,395.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Royalty commitment to the Office of the Chief Scientist of the Israeli Ministry of Economy ("OCS"):

Under the research and development agreements of the Company and its Israeli subsidiaries with the OCS and pursuant to applicable laws, the Company and its Israeli subsidiaries are required to pay royalties at the rate of 1.3%-5% on sales to end customers of products developed with funds provided by the OCS, up to an amount equal to 100% of the OCS research and development grants received, linked to the dollar plus interest on the unpaid amount received based on the 12-month LIBOR rate (from the year the grant was approved) applicable to dollar deposits. The Company and its Israeli subsidiaries are obligated to repay the Israeli Government for the grants received only to the extent that there are sales of the funded products.

The place of manufacturing of a product that was developed with the support of the OCS, or based on know-how developed with the support of the OCS, shall be according to the supported company's declaration in the application for support (including manufacturing abroad). In case the Company or any of its Israeli subsidiaries wish to transfer their manufacturing activities abroad, in addition to their statement in the application for support, they will be required to receive approval from the OCS research committee. The committee is entitled to increase both the royalty liability and the rate of the royalty payments. The increased repayment is calculated according to the percentage of the manufacturing activities that are intended to be carried out outside Israel, and can reach up to 300% of the original sum. When the manufacturing of the product is being done outside of Israel, the Company or any of its Israeli subsidiaries are required to pay an increased royalty rate of an additional 1% (instead of paying 1.3%-5%).

As of December 31, 2013 and 2014, the Company and its Israeli subsidiaries have a contingent obligation to pay royalties in the amount of approximately $34,034 and $39,559, respectively.

As of December 31, 2013 and 2014, the Company and its Israeli subsidiaries have paid or accrued royalties to the OCS in the amount of $2,408 and $3,423, respectively, which were recorded in cost of revenues.

d.	Royalty commitments to third parties:

The Group has entered into technology licensing fee agreements with third parties. Under the agreements, the Group agreed to pay the third parties royalties, based on sales of relevant products. See also Note 10.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

e.	Legal proceedings:

1.	In May 2014, one of the Company’s former senior executives filed a claim with the Israeli labor court claiming an amount of NIS 2,500 (approximately $625) relating to the termination of his employment. The Company has denied his allegations and believes that it has valid defenses to this claim. A preliminary hearing was held in January 2015 during which the parties mutually agreed to refer the dispute to a mediator. In the event that mediation is unsuccessful the parties will continue with the claim in Israeli labor court.

2.	In November 2013, a former employee filed a claim against the Company’s subsidiary in Brazil alleging that he is entitled to approximately $600 as a result of the termination of his employment by the subsidiary. The Group believes that it has valid defenses to the claim and a provision is not required.

NOTE 14:-	EQUITY

a.	Treasury stock:

During the year ended December 31, 2014, the Company's Board of Directors approved a program to repurchase up to $3,000 of its ordinary shares which is the amount that the Company could repurchase according to Israeli law without further approval from the Israeli court. In addition, the Company applied to the competent court in Israel for authorization to repurchase up to an additional $15,000 of its ordinary shares. In November 2014, the Company received the court's approval to purchase up to an additional $15,000 of its ordinary shares. As of December 31, 2014, pursuant to this program, the Company had repurchased a total of 12,405,598 of its ordinary shares at a total cost of $41,064 (of which 1,048,091 shares were repurchased during 2014 for aggregate consideration of $5,267).

b.	Issuance of ordinary shares:

On March 10, 2014, the Company sold in a public offering 4,025,000 of its ordinary shares, including 525,000 shares sold pursuant to the underwriters’ full exercise of their over-allotment option, at a price of $8.00 per share. The Company’s net proceeds from this offering were $29,744, after deducting underwriting discounts, commissions and other offering expenses which amounted to $2,456.

c.	Employee and non-employee Stock Option Plan:

In 2008, the Company's Board of Directors approved the 2008 Equity Incentive Plan (the "Plan") that became effective in January 2009. As of December 31, 2014, the total number of shares authorized for future grant under the Plan is 814,813.

Stock options granted under the Plan are exercisable at the fair market value of the ordinary shares at the date of grant and usually expire seven or ten years from the date of grant. The options generally vest over four years from the date of grant. Any options that are forfeited or cancelled before expiration become available for future grants.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	EQUITY (Cont.)

The following is a summary of the Company's stock option activity and related information for the year ended December 31, 2014:

	Amount of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Options outstanding at beginning of year	3,193,543	$4.09	4.5	$9,845
Changes during the year:
Granted	823,329	$5.27
Exercised	(531,013)	$4.08
Forfeited	(88,000)	$4.63
Expired	(140,000)	$7.34

Options outstanding at end of year	3,257,859	$4.23	4.7	$2,440

Vested and expected to vest	3,127,545	$4.23	4.7	$2,342

Options exercisable at end of year	1,409,727	$3.88	3.6	$1,467

The weighted-average grant-date fair value of options granted during the years ended December 31, 2012, 2013 and 2014 was $1.35, $3.00 and $3.00, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fiscal year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on the last trading day of the fiscal year. This amount changes based on the fair market value of the Company's shares.

Total intrinsic value of options exercised for the years ended December 31, 2012, 2013 and 2014 was $63, $2,052 and $1,870, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	EQUITY (Cont.)

During the year ended December 31, 2013, the Company granted 100,000 performance based options. These options will expire five years from the date of grant. The Company currently expects that the performance targets will not be met and therefore no equity based compensation expenses related to these options were recognized. As of December 31, 2014, all the 100,000 options are outstanding.

The following is a summary of the Company's restricted stock units ("RSUs") activity and related information for the year ended December 31, 2014:

	Number of shares	Weighted average grant date fair value

RSUs outstanding at beginning of year	272,461	$4.54
Changes during the year:
Granted	79,715	$5.23
Exercised	(121,172)	$4.56
Forfeited	(10,000)	$4.38

RSUs outstanding at end of year	221,004	$4.79

During the years ended December 31, 2012, 2013 and 2014, the share based compensation expenses related to the RSUs granted amounted to $435, $371 and $517, respectively.

The following is a summary of warrants issued to non-employees:

	Number of shares	Weighted average exercise price

Warrants outstanding at beginning of year	80,000	$4.37
Changes during the year:
Granted	105,000	$4.81
Exercised	(15,375)	$4.45
Forfeited	(4,625)	$3.91

Warrants outstanding at end of year	165,000	$4.65

Warrants exercisable at end of year	15,000	$4.38

The Group recorded immaterial compensation expenses with respect to the grants of these warrants in accordance with ASC 505-50.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	EQUITY (Cont.)

As of December 31, 2014, there was $3,727 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plan. That cost is expected to be recognized over a weighted-average period of 1.11 years.

The options and warrants outstanding as of December 31, 2014, have been separated into ranges of exercise prices, as follows:

Range of exercise price	Options outstanding as of December 31, 2014	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2014	Weighted average exercise price of exercisable options
		(Years)

$ 0.00-1.10	12,500	4.47	$0.00	6,875	$0.00
$ 1.50-2.51	266,175	3.63	$2.06	155,425	$2.10
$ 2.57-4.00	1,264,835	4.22	$3.22	759,556	$3.17
$ 4.08-6.49	1,586,818	5.46	$4.99	392,114	$5.13
$ 6.51-9.24	292,531	5.05	$6.90	110,757	$7.16

	3,422,859	4.8	$4.25	1,424,727	$3.89

NOTE 15:-	TAXES ON INCOME

a.	Israeli taxation:

1.	Measurement of taxable income in U.S. dollars:

The Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Accordingly, results for tax purposes are measured in terms of earnings in dollars.

2.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"):

The Company's production facilities in Israel have been granted the status of an "Approved Enterprise" in accordance with the Investment Law under four separate investment programs. According to the provisions of the Investment Law, the Company has been granted the "Alternative Benefit Plan", under which the main benefits are tax exemptions and reduced tax rates.

Therefore, the Company's income derived from the "Approved Enterprise" will be entitled to a tax exemption for a period of two years and to an additional period of five to eight years of reduced tax rates of 10% - 25% (based on the percentage of foreign ownership). The duration of tax benefits of reduced tax rates is subject to a limitation of the earlier of 12 years from commencement of production, or 14 years from the approval date. The Company utilized tax benefits from the first program in 1998 and has been no longer eligible for benefits since 2007.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	TAXES ON INCOME (Cont.)

As of December 31, 2014, retained earnings included approximately $ 540 in tax-exempt income earned by the Company's "Approved Enterprise". The Company's Board of Directors has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's "Approved Enterprise".

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the Investment Law, regulations published thereunder and the certificate of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2014, management believes that the Company is in compliance with all of the aforementioned conditions.

Income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the regular tax rate prevailing at that time.

On April 1, 2005, an amendment to the Investment Law came into effect (the "2005 Amendment") that significantly changed the provisions of the Investment Law. The 2005 Amendment limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as a "Beneficiary Enterprise" including a provision generally requiring that at least 25% of the Beneficiary Enterprise's income will be derived from export. Additionally, the 2005 Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Investment Law as they were on the date of such approval. Therefore, the Company's existing "Approved Enterprises" are generally not subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the Investment Law, as amended, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record a deferred tax liability with respect to such tax-exempt income. As of December 31, 2014, there was no taxable income attributable to the Beneficiary Enterprise.

In December 2010, another amendment to the Investment Law came into effect ("the 2010 Amendment"). The 2010 Amendment became effective as of January 1, 2011. According to the 2010 Amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Company's entire income subject to this amendment (the "Preferred Income"). The Company may elect to adopt the 2010 Amendment. Once an election is made, the Company's income will be subject to the amended tax rate which ranges from 9% to16% from 2014 and thereafter.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	TAXES ON INCOME (Cont.)

The Company does not currently intend to adopt the 2010 Amendment, and intends to continue to comply with the Investment Law as in effect prior to enactment of the 2010 Amendment.

3.	Net operating loss carry-forward:

As of December 31, 2014, the Company has cumulative losses for tax purposes in the amount of approximately $10,500, which can be carried forward and offset against taxable income in the future for an indefinite period. As of December 31, 2014, the Company recorded a net deferred tax asset of $2,232 in respect of such carry-forward tax losses, since it believes it is more-likely-than-not it will utilize carry-forward tax losses.

As of December 31, 2014, the Company's Israeli subsidiaries have estimated total available carry-forward tax losses of approximately $68,000. The net operating losses may be claimed and offset against taxable income in the future for an indefinite period.

4.	Tax benefits under the law for the Encouragement of Industry (taxes), 1969 (the "Encouragement Law"):

The Encouragement Law provides several tax benefits for industrial companies. An industrial company is defined as a company resident in Israel, at least 90% of the income of which in a given tax year exclusive of income from specified Government loans, capital gains, interest and dividends, is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity.

Management believes that the Company is currently qualified as an "industrial company" under the Encouragement Law and, as such, is entitled to tax benefits, including: (1) deduction of purchase of know-how and patents and/or right to use a patent over an eight-year period; (2) the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company; (3) accelerated depreciation rates on equipment and buildings; and (4) expenses related to a public offering on the Tel-Aviv Stock Exchange and on recognized stock markets outside of Israel, are deductible in equal amounts over three years.

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

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	TAXES ON INCOME (Cont.)

5.	Tax rates:

Taxable income of Israeli companies was subject to tax at the rate of 25% in the years ended December 31, 2012 and 2013.

On July 30, 2013, the Israeli Parliament passed a law, which, among other things, was designated to increase the tax levy for 2014 and thereafter (the "New Law"). The New Law increases the Israeli corporate tax rate from 25%, which was the tax rate in effect for the year ended December 31, 2013, to 26.5%.

The effective tax rate payable by a company which is taxed under the Investment Law may be considerably lower (see also .a2 above).

b.	Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2012	2013	2014

Domestic	$(2,555)	$475	$1,087
Foreign	(727)	2,360	2,218

	$(3,282)	$2,835	$3,305

c.	Taxes on income are comprised as follows:

	Year ended December 31,
	2012	2013	2014

Current taxes	$527	$542	$451
Deferred taxes	14	(1,946)	2,940

	$541	$(1,404)	$3,391

Domestic	$283	$(634)	$2,122
Foreign	258	(770)	1,269

	$541	$(1,404)	$3,391

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	TAXES ON INCOME (Cont.)

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group's deferred tax liabilities and assets are as follows:

	December 31,
	2013	2014
Deferred tax assets:
Net operating loss carry-forward	$52,976	$48,392
Reserves and allowances	7,843	9,780

Net deferred tax assets before valuation allowance	60,819	58,172
Less - Valuation allowance	(53,687)	(53,980)

Deferred tax asset	$7,132	$4,192

Domestic:
Short-term deferred tax asset	$1,397	$2,200
Long-term deferred tax asset	2,953	32

	$4,350	$2,232

Foreign:
Short-term deferred tax asset	$880	$1,120
Long-term deferred tax asset	1,902	840

	$2,782	$1,960

The Company's U.S. subsidiary has estimated total available carry-forward tax losses of approximately $77,000 to offset against future U.S federal taxable income and $14,000 to offset against state taxable income in the U.S. These carry-forward tax losses expire between 2020 and 2032. As of December 31, 2014, the Company's U.S subsidiary recorded a deferred tax asset of $1,960 relating to the available net carry forward tax losses.

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

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the actual tax expense (benefit) as reported in the statement of operations is as follows:

	Year ended December 31,
	2012	2013	2014

Income (loss) before taxes, as reported in the consolidated statements of operations	$(3,282)	$2,835	$3,305

Statutory tax rate	25%	25%	26.5%

Theoretical tax expense (benefit) on the above amount at the Israeli statutory tax rate	$(821)	$709	$876
Income tax at rate other than the Israeli statutory tax rate	(55)	310	353
Tax advances, withholding tax and non-deductible expenses, including equity based compensation expenses	807	518	897
Losses for which a valuation allowance was provided (utilized)	755	(2,929)	1,101
Tax adjustment in respect of different tax rates	-	(148)	-
Taxes in respect to prior years	(162)	-	-
State and Federal taxes	48	163	136
Foreign exchange	89	(20)	17
Impairment of tax advances	-	64	-
Other	(120)	(71)	11

Actual tax expense (benefit)	$541	$(1,404)	$3,391

f.	Unrecognized tax benefits:

The Company's unrecognized tax benefits as of December 31, 2013 and 2014 is $198 and $158, respectively.

The Company recognized interest and penalties related to unrecognized tax benefits in tax expenses in the amount of $9, $8 and $8 for the years ended December 31, 2012, 2013 and 2014, respectively. The liability for unrecognized tax benefits does not include the liability recorded for accrued interest and penalties of $204 and $212 at December 31, 2013 and 2014, respectively.

The Company has received final tax assessment through the tax year 2010.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	BASIC AND DILUTED EARNINGS (LOSS) PER SHARE

	Year ended December 31,
	2012	2013	2014
Numerator:
Net income (loss)	$(4,177)	$4,218	$(86)

Denominator:
Denominator for basic earnings (loss) per share - weighted average number of ordinary shares, net of treasury stock	39,125,129	38,241,258	42,285,919
Effect of dilutive securities:
Employee stock options	*) -	855,500	*) -
Senior convertible notes	*) -	*) -	**) -

Denominator for diluted earnings (loss) per share - adjusted weighted average number of shares	39,125,129	39,096,758	42,285,919

*)	Antidilutive.
**)	Insignificant.

NOTE 17:-	FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2012	2013	2014

Financial expenses:
Loss related to non-hedging derivative instruments	$-	$(191)	$-
Interest	(900)	(617)	(415)
Amortization of marketable securities premiums and accretion of discounts, net	(436)	(349)	(820)
Exchange rate	(4)	-	(722)
Others	(201)	(229)	(205)

	(1,541)	(1,386)	(2,162)
Financial income -
Gain related to non-hedging derivative instruments	452	-	196
Interest and others	1,542	1,294	1,770
Exchange rate	-	188	-

	1,994	1,482	1,966

	$453	$96	$(196)

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	GEOGRAPHIC INFORMATION

a.	Summary information about geographic areas:

The Group manages its business on a basis of one reportable segment (see Note 1 for a brief description of the Group's business). The data is presented in accordance with ASC 280, "Segment Reporting". Revenues in the table below are attributed to geographical areas based on the location of the end customers.

The following presents total revenues for the years ended December 31, 2012, 2013 and 2014 and long-lived assets as of December 31, 2012, 2013 and 2014.

	2012		2013		2014
	Total	Long- lived	Total	Long- lived	Total	Long- lived
	revenues	assets	revenues	assets	revenues	assets

Israel	$7,773	$3,227	$7,887	$2,941	$7,994	$3,576
Americas	66,443	230	71,527	147	76,429	141
Europe	35,876	119	37,310	74	43,989	56
Far East	17,398	43	20,508	29	23,167	83

	$127,490	$3,619	$137,232	$3,191	$151,579	$3,856

b.	Product lines:

Total revenues from external customers divided on the basis of the Company's product lines are as follows:

	Year ended December 31,
	2012	2013	2014

Technology	$24,673	$22,048	$19,680
Networking	102,817	115,184	131,899

	$127,490	$137,232	$151,579

NOTE 19:-	DERIVATIVE INSTRUMENTS

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

As of December 31, 2013, there was no deferred gain or loss associated with cash flow hedges recorded in other comprehensive income. As of December 31, 2014, the Group had a net deferred gain associated with cash flow hedges of $127 recorded in other comprehensive income.

The Group entered into forward and options contracts that did not meet the requirement for hedge accounting. The Group measured the fair value of the contracts in accordance with ASC 820, at Level 2. The net gains (losses) recognized in "financial and other expenses, net" during the years ended December 31, 2012, 2013 and 2014 were $452, $(191) and $196, respectively.

As of December 31, 2013, the Group had no outstanding forward and options collar (cylinder) contracts. As of December 31, 2014, the Group had outstanding forward and options collar (cylinder) contracts in the amount of $43,500 which were designated as payroll and rent hedging contracts.

The fair value of the Group's outstanding derivative instruments and the effect of derivative instruments in cash flow hedging relationship on other comprehensive income for the years ended December 31, 2013 and 2014 are summarized below:

Foreign exchange forward		December 31,
and options contracts	Balance sheet	2013	2014

Fair value of foreign exchange forward and options collar (cylinder) contracts	"Other receivables and prepaid expenses"	$-	$446
	"Other payables and accrued expenses"	$-	$(319)

Gains (losses) recognized in other comprehensive income (loss) (effective portion)	"Other comprehensive income (loss)"	$(1,303)	$127

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 19:-	DERIVATIVE INSTRUMENTS (Cont.)

The effect of derivative instruments in cash flow hedging relationship on income for the years ended December 31, 2013 and 2014 is summarized below:

Foreign exchange forward	Comprehensive	Year ended December 31,
and options contracts	Income (loss)	2013	2014

Comprehensive income (loss) from derivatives before reclassifications	"Other comprehensive income (loss)"	$1,292	$(367)

Income (loss) reclassified from accumulated other comprehensive income (effective portion)	"Operating expenses"	$2,595	$(494)

- - - - - - - - - - -

EXHIBIT INDEX

Exhibit No.	Document

12.1	Certification of Shabtai Adlersberg, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Guy Avidan, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

101.1	Interactive Data Files (XBRL-Related Documents).