Form 20-F
period 2015-12-31
AUDIOCODES LTD
filed 2016-03-29
CIK 1086434

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________

For the transition period from ________ to ________

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

As of December 31, 2015, the Registrant had outstanding 37,841,603 Ordinary Shares, nominal value NIS 0.01 per share.

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

The selected financial data, set forth in the table below, have been derived from our audited historical financial statements for each of the years from 2011 through 2015. The selected consolidated statement of operations data for the years ended December 31, 2013, 2014 and 2015, and the selected consolidated balance sheet data as of December 31, 2014 and 2015, have been derived from our audited consolidated financial statements set forth elsewhere in this Annual Report. The selected consolidated statement of operations data for the years ended December 31, 2011 and 2012, and the selected consolidated balance sheet data as of December 31, 2011, 2012 and 2013, have been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report. The selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to these consolidated financial statements.

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(In thousands, except per share data)
Statement of Operations Data:
Revenues:
Products	$135,827	$103,651	$111,750	$118,561	$101,990
Services	20,025	23,839	25,482	33,018	37,769
Total revenues	155,827	127,490	137,232	151,579	139,759

Cost of revenues:
Products	59,917	48,371	51,996	54,349	47,227
Services	4,228	5,923	6,568	8,243	9,744
Total cost of revenues	64,145	54,294	58,564	62,592	56,971

Gross profit	91,682	73,196	78,668	88,987	82,788
Operating expense:
Research and development, net	32,150	28,677	28,194	32,275	27,996
Selling and marketing	43,248	40,040	39,279	45,534	43,360
General and administrative	9,028	8,214	8,456	7,677	8,726
Total operating expenses	84,426	76,931	75,929	85,486	80,082
Operating income (loss)	7,256	(3,735)	2,739	3,501	2,706

Financial expenses (income), net	(423)	(453)	(96)	196	(442)
Income (loss) before taxes on income	7,679	(3,282)	2,835	3,305	3,148

Income tax expense (benefit), net	238	541	(1,404)	3,391	2,782
Equity in losses of affiliated companies	277	354	21	-	-
Net income (loss)	$7,164	$(4,177)	$4,218	$(86)	$366

Basic earnings (loss) per share	$0.17	$(0.11)	$0.11	$(0.00)	$0.01

Diluted earnings (loss) per share	$0.17	$(0.11)	$0.11	$(0.00)	$0.01
Weighted average number of ordinary shares used in computing basic earnings (loss) per share	41,438	39,125	38,241	42,286	40,178
Weighted average number of ordinary shares used in computing diluted earnings (loss) per share	41,935	39,125	39,097	42,286	40,565

	December 31,
	2011	2012	2013	2014	2015
Balance Sheet Data:
Cash and cash equivalents	$28,257	$15,219	$30,763	$14,797	$18,908
Short-term and restricted bank deposits, marketable securities and accrued interest	14,353	18,296	24,807	8,173	8,141
Working capital	55,083	46,598	64,859	34,218	30,376
Long-term and restricted bank deposits and long-term marketable securities	32,943	25,013	6,697	62,750	53,328
Total assets	192,677	165,789	174,304	200,384	189,820
Bank loans	33,155	22,913	14,477	9,791	11,370
Long term senior convertible notes	353	353	-	-	-
Total equity	106,019	98,297	104,809	133,721	117,453
Capital stock (*)	176,998	178,623	182,220	216,743	219,496

(*) Capital stock represents share capital plus additional paid-in capital, less, for the years ended December 31, 2011 and 2012, carrying amount of the equity component of the senior convertible notes.

Currency and Exchange Rates

The following table sets forth the exchange rates for one United States dollar (“US$”) expressed in terms of one New Israeli Shekel (“NIS”) in effect at the end of the following years (based on the exchange rate on the last day of each year).

December 31,
2011	2012	2013	2014	2015
3.821	3.733	3.471	3.889	3.902

The high and low exchange rates for each month during the previous six months are as follows (NIS per United States $1.00):

Month	High	Low
September 2015	3.949	3.863
October 2015	3.923	3.816
November 2015	3.921	3.868
December 2015	3.905	3.855
January 2016	3.983	3.913
February 2016	3.964	3.871

The high, low, average (calculated by using the average of the exchange rates on the last day of each month during the period) and closing exchange rates for each of the Company’s five previous fiscal years are as follows:

	Year Ended December 31,
	2011	2012	2013	2014	2015
High	3.821	4.084	3.791	3.994	4.053
Low	3.363	3.700	3.471	3.402	3.761
Average	3.579	3.858	3.609	3.577	3.884
Period End	3.821	3.733	3.471	3.889	3.902

Unless otherwise indicated, in this Annual Report all currency references are to United States dollar.

The exchange rate on March 25, 2016, as reported by the Bank of Israel, for the conversion of United States dollars into New Israeli Shekel was U.S. $1.00 equals NIS 3.842.

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

We reported a net loss in each of 2012 and 2014. We reported net income in 2011 and 2013 and a small amount of net income in 2015. The majority of our expenses are directly and indirectly related to the number of people we employ. We may increase our expenses based on projections of revenue growth. If at any given time we do not meet our expectations for growth in revenues our expenses incurred in anticipation of projected revenues may cause us to incur a loss. We may not be able to anticipate the correct amount of expenses in relation to our revenue and adjust our variable costs accordingly. As a result, we may report additional losses in the future.

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

Historically, a substantial portion of our revenues has been derived from large purchases by a small number of original equipment manufacturers, or OEMs, and network equipment providers, or NEPs, systems integrators and distributors. Our top three customers accounted for approximately 27.8% of our revenues in 2013, 27.7% of our revenues in 2014 and 31.4% of our revenues in 2015. Sales to ScanSource Communications Group, our largest customer, accounted for 15.0% of our revenues in 2015, compared to 14.9% of our revenues in 2014 and 17.8% of our revenues in 2013. In addition, sales to Westcon Group accounted for 12.6% of our revenues in 2015 compared to 10.5% of our revenues in 2014. We do not enter into sales agreements in which a customer is obligated to purchase a set quantity of our products. Based on our experience, we expect that our customer base may change from period to period. If we lose a large customer and fail to add new customers, or if purchases made by such customers are significantly reduced, there could be a material adverse effect on our results of operations.

We have invested significant resources in developing products compatible with Microsoft Skype for Business and related solutions of other partners of ours. If Microsoft or our other partners, such as Genesys, Avaya or Broadsoft, abandon their solutions compatible with our products, decide to promote products of our competitors instead of our products, are unwilling to continue to recognize AudioCodes as a partner or fail to achieve the expected growth of solutions compatible with our products, our results of operations will be adversely affected.

We have invested significant resources in complying with Microsoft’s requirements for the purpose of becoming a Microsoft recognized partner for their unified communication solutions for the enterprise market, which are known as Microsoft Skype for Business (formerly known as Microsoft Skype for Business). We have adapted some of our gateway products, IP phones, session border controllers, survivable branch applications, value added applications and professional services to operate in the Microsoft Skype for Business environment. We believe that recognition as a Microsoft partner enhances our access to and visibility in markets relevant to our products. We are dependent on the users of Microsoft Skype for Business to recognize the utility of our compatible products and purchase them. If Microsoft were to abandon Skype for Business, decide to promote the products of our competitors instead of our products, is unwilling to continue to recognize AudioCodes as a Skype for Business partner or fails to achieve the expected growth of Skype for Business, our results of operations will be adversely affected.

Similarly, we have invested in the development of products and capabilities and achieving certifications for the solutions of other partners of ours, such as Genesys and Avaya contact centers or Broadsoft broadworks. If those partners decide to promote products of our competitors instead of our products, are unwilling to continue to recognize AudioCodes as a partner or fail to achieve the expected growth of solutions compatible with our products, our results of operations may be adversely affected.

Recent and future economic conditions may adversely affect our business.

The uncertain economic and credit environment is having a negative impact on business around the world. In the past, the impact of these conditions on the technology industry and our major customers and potential customers has been significant. Conditions may continue to be uncertain or may be subject to deterioration, which could lead to a reduction in consumer and customer spending overall and result in an adverse impact on sales of our products. A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses, which could lead to a significant reduction in their orders of our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity. A significant adverse change in a customer’s financial and/or credit position could also require us to assume greater credit risk relating to that customer’s receivables or could limit our ability to collect receivables related to previous purchases by that customer. As a result, our allowance for doubtful accounts and write-offs of accounts receivable could increase.

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

In 2011, we borrowed $23.8 million, of which $19.9 million is repayable in 20 equal quarterly payments of approximately $1.0 million from December 2011 through September 2017 and the remaining $3.9 million is repayable in 10 equal semiannual payments of $390,000 from June 2012 through December 2016. In December 2015, we borrowed additional amounts of $3 million and 3 million Euro which are repayable in 20 equal quarterly installments from March 2016 through December 2020. If we are unable to make payments when required by these loan agreements or if we do not comply with covenants in our loan agreements with respect to maintaining shareholders' equity, cash balances, and liabilities to banks at specified levels or achieving certain levels of operating income, we could be required to repay all or a portion of these bank loans prior to their maturity date.

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

The communications equipment market is characterized by rapid technological innovation and intense competition. Accordingly, our success depends in part on our ability to develop next generation products in a timely and cost-effective manner. The development of new products is expensive, complex and time consuming. If we do not rapidly develop our next generation products ahead of our competitors, we may lose both existing and potential customers to our competitors. Further, if a competitor develops a new, less expensive product using a different technological approach to delivering informational services over existing networks, our products would no longer be competitive. Conversely, even if we are successful in rapidly developing new products ahead of our competitors, if we do not cost-effectively manage our inventory levels of existing products when making the transition to the new products, our financial results could be negatively affected by high levels of obsolete inventory. If any of the foregoing were to occur, then our operating results would be harmed.

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

The ongoing transition to the use of cloud-based software could adversely affect us.

The use of cloud-based software as a service (“SaaS”) is a software licensing and delivery model in which software is licensed on a subscription basis and is centrally hosted in the cloud. Recently, our partners have started adopting this model. For example, Microsoft announced Skype for Business cloud PBX in November 2015 and is encouraging business customers to use that model instead of the on premises alternative. Currently, our revenue is generated primarily from on premises deployments. The transition to cloud-based delivery impacts the architecture and role of our products in the overall solution. We may not succeed in transitioning in time or at all to the new technologies, products, solutions and services adopted by our partners and their customers. We may not succeed in aligning our solutions with our partners’ solutions and be unable to bring sufficient value to them or their end customers. Our inability to adapt to the ongoing transition to the use of cloud- based software could have an adverse effect on us.

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

We typically sell to OEM customers, network equipment providers, and system integrators, as well as to distributors. Our customers usually purchase equipment from several suppliers and may be trying to fulfill one of their customers’ specific technical specifications. We rely heavily on our customers for sales of our products and to inform us about market trends and the needs of their customers. We cannot be certain that this information is accurate. If the information we receive is not accurate, we may be manufacturing products for which no customer demand exists or fail to manufacture products that end-users want. Because we are selling products to OEMs, system integrators and distributors rather than directly to end-users, we have less control over the ultimate selection of products by end-users.

The markets we serve are highly competitive and many of our competitors have competitive advantages over us, which may make it difficult for us to maintain profitability.

Competition in our industry is intense and we expect competition to increase in the future. Our competitors currently sell products that provide similar benefits to those of the products that we sell. There have been a significant number of mergers and acquisitions and strategic alliances, frequently involving major telecommunications equipment manufacturers acquiring smaller companies, and we expect that this will result in an increasing concentration of market share among these companies, many of whom are our customers.

Our principal competitors in the area of analog media gateways (2 to 24 ports) for access and enterprise are Grandstream, Natex, Iskratel, Zyxel, Adtran, Media5, Cisco, Sangoma, Innovaphone AG, Patton, Dialogic and Edgewater.

In the area of low and mid density digital gateways we face competition from companies such as Sonus Networks, Huawei, Cisco, Dialogic, Genband, Edgewater, Patton, Ferrari and Sangoma.

Our competitors in the area of MSBRs are companies such as Cisco, Juniper, Adtran, One-Access, Patton, Huawei, HP/3COM and Alcatel-Lucent.

Specifically in the area of enterprise class session border controller technology we compete with ACME Packet (acquired by Oracle), Cisco, SIPera (acquired by Avaya), Sonus Networks, NET (acquired by Sonus Networks), Ingate and Edgewater.

Our competitors in the Microsoft Skype for Business certified gateways, session border controller, Survivable Branch Appliance and IP Phone markets include NET (acquired by Sonus Networks), Dialogic, Cisco, Ferrari, ACME Packet (acquired by Oracle) Polycom Snom, Yealink, Patton and HP.

 Our principal competitors in the residential gateway market are Fritzbox, Technicolor, Cisco, ADB Global, Sagemcom, ZyXEL, Netgear, Bewan (Pace), Huawei and ZTE.

Our principal competitors in the sale of signal processing chips are Broadcom, Octasic and Mindspeed. Other indirect competition is a result of the integration of VoIP functionality into processors (running VoIP signal processing on generic ARM/MIPS cores), thus decreasing the need for dedicated signal processing chips in the VoIP product. Examples of such manufacturers are Cavium and Texas Instruments. Our principal competitors in the communications board market are Dialogic, Sangoma and PIKA Technologies.

Our principal competitors in the area of IP Phones are comprised of “best-of-breed” IP phone vendors and end-to-end IP telephony vendors. “Best of breed” IP phone vendors sell standards-based SIP phones that can be integrated into any standards-based IP-PBX or hosted IP telephony system. These competitors include Polycom, HP, Grandstream, Yealink and SNOM. End-to-end IP telephony vendors sell IP phones that only work in their proprietary systems. These competitors include Cisco, Avaya, Alcatel-Lucent, Siemens, Aastra (acquired by Mitel) and NEC.

Some of our competitors are also customers of our products and technologies.

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

We also sell our products directly to telecommunications carriers, service providers or other end-users. We have traditionally relied on third party distributors and OEMs to test and/or sell our products and to inform us about the requirements of end-users. We have limited experience selling our products directly to end-user customers. Telecommunications carriers and other service providers have great bargaining power in negotiating contracts. Generally, contracts with end-users tend to be more complex and impose more obligations on us than contracts with third party distributors. We may be unable to meet the requirements of these contracts. If we are unable to meet the conditions of a contract with an end-user customer, we may be required to pay liquidated damages or become subject to liabilities that could result in a material adverse effect on our results of operations.

Selling directly to end-users may adversely affect our relationship with our current third party distributors upon whom we will continue to rely for a significant portion of our sales. Loss of third party distributors and OEMs, or a decreased commitment by them to sell our products as a result of direct sales by us, could adversely affect our sales and results of operations.

We rely on third-party subcontractors to assemble and original design manufacturers to design and manufacture some of our products, and therefore do not directly control manufacturing costs, product delivery schedules or manufacturing quality.

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

If a small number of third-party suppliers do not provide us with key components on a timely basis, we may not be able to deliver our products to our customers, and substantial reengineering costs may be incurred.

Texas Instruments Incorporated supplies all of the chips for our signal processor product line. Our signal processor line is used both as a product line in its own right and as a key component in our other product lines. Motorola and Cavium Networks manufacture all of the communications and network processors currently used in our embedded communications boards and network products.

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

We depend on other sole source suppliers to produce components for us without the benefit of long-term supply agreements or alternative source agreements.

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

Our customers expect us to maintain an inventory of products available for purchase off the shelf subsequent to the initial sales cycle for these products. This may require us to incur the costs of manufacturing inventory without having a purchase order for the products. The VoIP industry is subject to rapid technological change and volatile customer demands, which result in a short product commercial life before a product becomes obsolete. If we are unable to sell products that are produced to hold in inventory, we will need to write-off all or a part of the inventory value of these products. Write-offs could adversely affect our operating results and financial condition. We wrote off inventory in an aggregate amount of $1.7 million in 2013, $82,000 in 2014 and $724,000 in 2015. We have incurred write-offs as a result of slow moving items, excess inventories, discontinued products and products with market prices lower than cost.

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

We believe that the frequency of third-party intellectual property claims is increasing, as patent holders, including entities that are not in our industry and that purchase patents as an investment or to monetize such rights by obtaining royalties, use infringement assertions as a competitive tactic and a source of additional revenue. Any intellectual property claims against us, even if without merit, could cost us a significant amount of money to defend and divert management’s attention away from our business. We may not be able to secure a license for technology that is used in our products and we may face injunctive proceedings that prevent distribution and sale of our products even prior to any dispute being concluded. These proceedings may also have a deterrent effect on purchases by customers, who may be unsure about our ability to continue to supply their requirements. We may be forced to repurchase our products and compensate customers that have purchased such infringing products. We may be forced to redesign the product so that it becomes non-infringing, which may have an adverse impact on the results of our operations.

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

There are a number of companies besides us that hold patents for various aspects of the technology incorporated in our industry’s standards and our products. We expect that patent enforcement will be given high priority by companies seeking to gain competitive advantages or additional revenues. We have been sued a number of times in recent years for alleged patent infringement. If holders of patents take the position that we are required to obtain a license from them, we cannot be certain that we would be able to negotiate a license agreement at an acceptable price or at all. Our results of operations could be adversely affected by the payment of any additional licensing costs or if we are prevented from manufacturing or selling a product.

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

We are subject to an increasing number of telecommunications industry regulations requiring the use of environmentally-friendly materials in telecommunications equipment. For example, pursuant to a European Community directive, telecom equipment suppliers are required to stop using specified materials that are not environmentally friendly. In addition, telecom equipment suppliers that take advantage of an exemption with respect to the use of lead in solders are required by this directive to eliminate the lead in solders from their products by the time set forth by the European Community regulations. We expect that a new date for this exemption will be announced during 2016. Some of our customers may also require products that meet higher standards than those required by the directive, such as complete removal of additional harmful substances from our products. We are dependent on our suppliers for components and sub-system modules, such as semiconductors and purchased assemblies and goods, to comply with these requirements. This may harm our ability to sell our products in regions or to customers that may adopt such directives. Compliance with these directives, especially with respect to the requirement that products eliminate lead solders, has required us to undertake significant expenses with respect to the re-design of our products. In addition, we may be required to pay higher prices for components that comply with this directive. We may not be able to pass these higher component costs on to our customers. Compliance with these regulations have increased and could continue to increase our product design costs. New designs may also require qualification testing with both customers and government certification boards.

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

We have a significant presence in international markets and plan to continue to expand our international operations, which exposes us to a number of risks that could affect our future growth.

We have a worldwide sales, marketing and support infrastructure that is comprised of independent distributors and value added resellers, and our own personnel resulting in a sales, marketing and support presence in many countries, including markets in North America, Western and Eastern Europe, the Asia Pacific region and Latin America. We expect to continue to increase our sales headcount, our applications development headcount, our field support headcount, our marketing headcount and our engineering headcount and, in some cases, establish new relationships with distributors, particularly in markets where we currently do not have a sales or customer support presence. As we continue to expand our international sales and operations, we are subject to a number of risks, including the following:

●	greater difficulty in enforcing contracts and accounts receivable collection, as well as longer collection periods;

●	increased expenses incurred in establishing and maintaining office space and equipment for our international operations;

●	fluctuations in exchange rates between the U.S. dollar and foreign currencies in markets where we do business (for example a recent decline in the value of the Russian currency affected our sales in Russia);

●	greater difficulty in recruiting local experienced personnel, and the costs and expenses associated with such activities;

●	general economic and political conditions in these foreign markets (for example changes in oil prices and the global economy have affected growth and ultimately the demand for our products in China);

●	economic uncertainty around the world;

●	management communication and integration problems resulting from cultural and geographic dispersion;

●	risks associated with trade restrictions and foreign legal requirements, including the importation, certification, and localization of our solutions required in foreign countries, such as high import taxes in Brazil and other Latin American markets where we sell our products;

●	greater risk of unexpected changes in regulatory practices, tariffs, and tax laws and treaties;

●	the uncertainty of protection for intellectual property rights in some countries;

●	greater risk of a failure of employees to comply with both U.S. and foreign laws, including antitrust regulations, the U.S. Foreign Corrupt Practices Act (FCPA), and any trade regulations ensuring fair trade practices; and

●	heightened risk of unfair or corrupt business practices in certain regions and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements.

Any of these risks could adversely affect our international operations, reduce our revenues from outside the United States or increase our operating costs, adversely affecting our business, results of operations and financial condition and growth prospects. There can be no assurance that all of our employees and channel partners will comply with the formal policies we have and will implement, or applicable laws and regulations. Violations of laws or key control policies by our employees and channel partners could result in delays in revenue recognition, financial reporting misstatements, fines, penalties or the prohibition of the importation or exportation of our software and services and could have a material adverse effect on our business and results of operations.

A significant portion of our revenues is generated outside of the Americas and Israel. We intend to continue to expand our operations internationally and, as a result, our results of operations could suffer if we are unable to manage our international operations effectively.

Revenues generated outside of the Americas and Israel represented approximately 42% of our revenues in 2013 and 44% of our revenues in 2014 and in 2015. Part of our strategy is to expand our penetration in existing foreign markets and to enter new foreign markets. Our ability to penetrate some international markets may be limited due to different technical standards, protocols or product requirements in different markets. Expansion of our international business will require significant management attention and financial resources. Our international sales and operations are subject to numerous risks inherent in international business activities, including:

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

Although we have operations throughout the world, the majority of our revenues and our operating costs in 2015 were denominated in, or linked to, the U.S. dollar. Accordingly, we consider the U.S. dollar to be our functional currency. However, a significant portion of our operating costs in 2015 were incurred in New Israeli Shekels (NIS). During 2015, the NIS depreciated against the U.S. dollar, which resulted in a decrease in the U.S. dollar cost of our operations in Israel. As a result of this differential, from time to time we may experience increases in the costs of our operations outside the United States, as expressed in U.S. dollars. If there is a significant increase in our expenses, we may be required to increase the prices of our products and may be less competitive. Currently, our international sales are denominated primarily in U.S. dollars. Therefore, any devaluation in the local currencies of our customers relative to the U.S. dollar could cause customers to decrease or cancel orders or default on payment.

Our sales to European customers denominated in Euros are increasing. Sales denominated in Euros could make our revenues subject to fluctuation in the Euro/U.S. dollar exchange rate. If the U.S. dollar appreciates against the Euro, we may be required to increase the prices of our products that are denominated in Euros. In 2015, the U.S. dollar appreciated against the Euro, which resulted in an increase in the prices of our products that are denominated in Euros.

Our independent sales representatives may fail to market our products effectively.

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

The size of our product portfolio has increased and continues to increase. As a result, we are required to provide product support to our customers. Customers have requested that we provide a contractual commitment to support a product for a specified period of time. This period of time may exceed the working life of the product or extend past the period of time that we may intend to manufacture or support a product. We are dependent on our suppliers for the components (hardware and software) needed to provide support and may be unable to secure the components necessary to satisfy our service commitments. We do not have long-term contracts with our suppliers, and they may not be obligated to provide us with products or services for any specified period of time. We may need to purchase an inventory of replacement components and parts in advance in order to try to provide for their availability when needed. This could result in an increased risk of write-offs with respect to our replacement component inventory to the extent that we cannot accurately predict our future requirements under our customer service contracts. If any of our component suppliers cease production, cease operations or refuse or fail to make timely delivery of orders, we may not be able to meet our contractual commitments for product support. We may be required to supply enhanced components or parts as substitutes if the original versions are no longer available. Product support may be costly and any extra service revenues may not cover the hardware and software costs associated with providing long-term support.

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

We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. There has been an increase in unrest and terrorist activity in Israel, which has continued with varying levels of severity for many years through the current period of time. This has led to ongoing hostilities between Israel, the Palestinian Authority, other groups in the West Bank and Gaza Strip, and the northern border of Lebanon, such as the hostilities along Israel's border with the Gaza Strip and the missiles fired from the Gaza Strip into Israel in 2012 and 2013, as well as during the hostilities in the summer of 2014. The future effect of this conflict on the Israeli economy and our operations is unclear. The Israeli-Palestinian conflict may also lead to political instability between Israel and its neighboring countries. Ongoing violence between Israel and the Palestinians, as well as tension between Israel and the neighboring countries, may have a material adverse effect on our business, financial conditions and results of operations.

Recent political events in various countries in the Middle East, such as Syria, Iraq, Iran and Egypt, have weakened the stability of those countries, and have allowed extreme terrorists organizations, such as ISIS, to operate in certain territories in the Middle East. This instability may lead to deterioration of the geo-political conditions in the Middle East. In addition, this instability has affected the global economy and marketplace through fluctuations in oil and gas prices. Our headquarters and research and development facilities are located in the State of Israel. Any events that affect the State of Israel may impact us in unpredictable ways. For example, recent activities of the global movement for a campaign of Boycott, Divestment and Sanctions (BDS) against Israel may adversely affect our sales in certain countries. We have contingent plans for alternative manufacturing and supply sources, but these plans may be insufficient. Should our operations be impacted in a significant way, this may adversely affect the results of our operations.

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

We generate most of our revenues in U.S. dollars and, in 2015, a significant portion of our expenses, primarily salaries, related personnel expenses and the leases of our buildings in Israel, were incurred in NIS. We anticipate that a significant portion of our expenses will continue to be denominated in NIS.

Our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS. During 2013, the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our operations in Israel. During 2014 and 2015, the NIS depreciated against the U.S. dollar, which resulted in a decrease in the U.S. dollar cost of our operations in Israel. To the extent the U.S. dollar weakens against the NIS, we could experience an increase in the cost of our operations, which are measured in U.S. dollars in our financial statements, which could adversely affect our results of operations. In addition, in periods in which the U.S. dollar appreciates against the NIS, we bear the risk that the rate of inflation in Israel will exceed the rate of such devaluation of the NIS in relation to the U.S. dollar or that the timing of such devaluations were to lag considerably behind inflation, which will increase our costs as expressed in U.S. dollars.

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

Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, exchange rate fluctuations have an impact on our profitability and period-to-period comparisons of our results of operations. In 2015, the value of the U.S. dollar increased in relation to the NIS by 0.3% and the deflation rate in Israel was 1.0%. In 2014, the value of the U.S. dollar increased in relation to the NIS by 12.0% and the deflation rate in Israel was 0.1%. In 2013, the value of the U.S. dollar decreased in relation to the NIS by 7.0% and the inflation rate in Israel was 1.9%. Our results of operations may be adversely affected in case of a decrease in the value of the U.S. dollar to the NIS.

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

In 2015, we recognized a royalty-bearing grant of $5.4 million from the Government of Israel, through the OCS, for the financing of a portion of our research and development expenditures in Israel. The OCS budget has been subject to reductions, which may affect the availability of funds for these prospective grants and other grants in the future. As a result, we cannot be certain that we will continue to receive grants at the same rate, or at all. In addition, the terms of any future OCS grants may be less favorable than our past grant. As of December 31, 2015, we have a contingent obligation to pay royalties in the amount of approximately $45.6 million.

A recent amendment to the R&D Law entered into effect on January 1, 2016.  The amendment requires the formation of a new governmental authority to replace the Chief Scientist.  Such new authority is required to be established by no later than July 28, 2018 and is expected to establish new guidelines regarding the R&D Law.  Such amendment creates uncertainty with respect to the terms of our existing and/or future Chief Scientist programs and incentives as we do not know what guidelines will be adopted by such new authority.

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

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Between January 1, 2011 and March 25, 2016, our share price has fluctuated from a low of $1.20 to a high of $9.12. The following factors may cause significant fluctuations in the market price of our ordinary shares:

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

From time to time, we publicly disclose financial forecasts and other performance metrics. Our forecasts reflect numerous assumptions concerning our expected performance, as well as other factors which are beyond our control and which might not turn out to be correct. As a result, variations from our forecasts could be material. Our financial results are subject to numerous risks and uncertainties, including those identified throughout this “Risk Factors” section and elsewhere in this Annual Report. If our actual financial results are worse than our financial forecasts, the price of our ordinary shares may decline. A large portion of our sales is made during the last month of each quarter. As a result, any delay in our receipt of orders could affect our results for a quarter and the accuracy of our forecasts.

It is our policy that we will generally not provide quarterly forecasts of the results of our operations. This policy could affect the willingness of analysts to provide research with respect to our ordinary shares, which could affect the trading market for our ordinary shares.

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

As a foreign private issuer listed on the NASDAQ, we may also elect in the future to follow home country practice with regard to, among other things, director nominations, composition of the board of directors and quorum at shareholders’ meetings, as well as not obtain shareholder approval for certain dilutive events.

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

Based on the composition of our gross income, the composition and value of our gross assets and the amounts of our liabilities for each taxable year from 2004 through 2015, we do not believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes during any of such tax years. It is likely, however, that we were a PFIC in each of 2001, 2002 and 2003. There can be no assurance that we will not become a PFIC in the current tax year or any future tax year in which, for example, the value of our assets, as measured by the public market valuation of our ordinary shares, declines in relation to the value of our passive assets (generally, cash, cash equivalents and marketable securities). If we are a PFIC for any tax year, U.S. shareholders who own our ordinary shares during such year may be subject to increased U.S. federal income tax liabilities and reporting requirements for such year and succeeding years, even if we cease to be a PFIC in such succeeding years. A U.S. holder of our ordinary shares will be required to file an information return containing certain information required by the U.S. Internal Revenue Service for each year in which we are treated as a PFIC with respect to such holder.

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

We are subject to SEC disclosure obligations relating to our use of so-called “conflict minerals”-columbite-tantalite, cassiterite (tin), wolframite (tungsten) and gold. These minerals are present in a significant number of our products; as a result, we are required to file a conflicts minerals report with the SEC on an annual basis by May of each year.

The preparation of our report is dependent upon the implementation and operation of our systems and processes and information supplied by our suppliers of products that contain, or potentially contain, conflict minerals. We have incurred and will continue to incur costs associated with complying with the supply chain due diligence procedures required by the SEC. To the extent that the information that we receive from our suppliers is inaccurate or inadequate or our processes in obtaining that information do not fulfill the SEC's requirements, we could face both reputational and SEC enforcement risks. In addition, our efforts to comply with the disclosure rules and to otherwise implement conflict-free sourcing policies could result in changes to our supply chain that could disrupt existing supply sources or cause more uncertainty with respect to our supply chain.

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

MAJOR DEVELOPMENTS SINCE JANUARY 1, 2015

New R&D Center

In April 2014, the Israeli Office of the Chief Scientist (OCS) approved a three-year program (2014-2016) for approximately NIS100 million (equal to approximately $25.7 million based on the exchange rate in effect as of December 31, 2014) to enable us to establish an advanced innovative research and development center for cloud computing technologies and Unified Communications. In May 2014, the research and development center was established. As of December 31, 2015, we employed 80 engineers at the research and development center. We expect that a significant portion of the cost of this project will be reimbursed to us through grants from the OCS pursuant to this program. The grants are subject to conditions relating to grants by the OCS. Funding for the whole term of the program is subject to the continued review and approval of the progress of the project by the OCS.

Software Enterprise Session Border Controller

Network Function Virtualization (NFV) continues to increase penetration in the service provider space. Service providers seek to harmonize their infrastructure on common off the shelf servers, instead of using proprietary hardware. In 2015, AudioCodes continued to invest in NFV by adding more capabilities to its software SBC product line. This includes software-based transcoding, support and integration with OpenStack framework and an SBC AMI in Amazon Web Services cloud.

IP Phones

During 2015, we continued to evolve our IP Phones offering for Microsoft Skype for Business, contacts centers and hosted business services by developing additional capabilities and offering tighter manageability and control of the phones from the One Voice Operations Center. Additionally, we introduced the 405 IP Phone for price-sensitive customers and to help our penetration into Asia Pacific and Latin American markets.

Multi-Service-Business-Routers

During 2015, we continued to evolve our MSBR product line with more hardware configurations as required by service provider customers and more advanced capabilities such as Virtual Redundant Routing Protocol (VRRP), used to achieve enhanced reliability and availability of routing paths.

One Voice Operations Center

Our One Voice operations center (“OVOC”) offers management applications for large-scale cloud or premise-based unified communications deployments. It monitors, manages and operates AudioCodes’ session border controllers (SBC), media gateways, Microsoft survivable branch appliances (SBA), multi-service business routers (MSBR) and IP phones. During 2015 we invested in the following modules and functionalities of OVOC:

AudioCodes Routing Manager (ARM): In 2015, we launched the first version of ARM. ARM enables system administrators of large and multi-site enterprise VoIP networks to manage their call routing and policy enforcement configuration in a unified logical view. ARM is a centralized solution aimed at simplifying the task of managing increasingly complex VoIP networks, thereby saving time and reducing operational costs. ARM enables routing policies to be enforced based on a multi-variate decision mechanism and supports centralized dial plans and call routing within multi-vendor environments. ARM enables operational efficiency delivered with intuitive GUI for network views, and single-click network topology creation. ARM is a highly scalable solution providing control over many network elements.

Session Experience Manager (SEM): In 2015 we launched the “SIP trunk Monitoring (STM)” service. SIP trunk monitoring is a cloud-based service to monitor, analyze and alert in real time VoIP call failures and voice quality issues. SIP trunk monitoring is targeted for enterprises with from 50 up to 2,000 SIP trunk sessions, looking for a cost effective OPEX-based SIP trunk monitoring service. The STM, is a fully featured Session Experience Manager to cover a single SBC which may be connected to multiple SIP trunks.

Element Management System (EMS): In 2015, we added support for AudioCodes multi-service business routers (MSBR), including Zero-touch provisioning for MSBR Devices. We added to the EMS enhanced security capabilities and updates, as well as support for SBC license pool managed by the EMS automatically.

CloudBond 365

During 2014, AudioCodes expanded its portfolio specifically designed for Microsoft Skype for Business, Exchange online and Office 365. We launched One Box 365, One Box 365 Pro edition and the One Box 365 Enterprise edition product family that provide an all-in-one Skype for Business appliance solution. During 2015, we rebranded OneBox 365 to CloudBond 365. We continued to develop further capabilities for CloudBond 365 to make it more comprehensive in functionality and integration with the reset of the AudioCodes products.

Acquisition of Active Communications Europe

On December 31, 2015, we acquired Active Communications Europe, a leading provider of communications solutions that increase the effectiveness of departments, individuals and organizations. Active Communications Europe is a Microsoft Silver Partner specializing in unified communications. We believe that this acquisition will improve our ability to serve the growing market for Microsoft Skype for Business Online, Office 365 and Cloud PBX.

We acquired Active Communications Europe for a purchase price of $3 million, payable $2 million in cash at closing and $500,000 on each of the first and second anniversaries of the closing date. The deferred payments may be paid in cash or our ordinary shares at our option. We are also obligated under an earn-out arrangement pursuant to which we have agreed to pay up to an additional $2 million based on attaining certain sales targets over the next three years. In exceptional circumstances, the amount of the earn-out may increase. Following the transaction, Active Communications Europe became a wholly owned subsidiary of AudioCodes.

PRINCIPAL CAPITAL EXPENDITURES

We have made and expect to continue to make capital expenditures in connection with expansion of our production capacity. The table below sets forth our principal capital expenditures incurred for the periods indicated (amounts in thousands):

	Year Ended December 31
	2013	2014	2015

Computers and peripheral equipment	$1,478	$1,775	$848

Office furniture and equipment	101	108	732

Leasehold improvements	7	655	446

Total	$1,586	$2,538	$2,026

B. BUSINESS OVERVIEW

Introduction

AudioCodes designs, develops and sells advanced Voice over-IP (VoIP) and converged VoIP and data networking solutions, products and applications that facilitate secured, resilient and high quality Unified Communications (UC) and Contact Center (CC) services whether deployed on-premise or delivered from the cloud. Providing IP Phones, Customer Premise Equipment (CPE), and cloud-based platforms and applications, our solutions and products are geared to meet the growing needs of enterprises and service providers realigning their operations towards the transition to All-IP networks and hosted business services.

AudioCodes is a VoIP technology market leader focused on converged VoIP and data communications offering technology, products and solutions for Enterprise Unified Communications, contact centers, service provider business services, mobile VoIP and Cloud virtualized Data Centers. Our products are deployed globally in enterprise, service provider cloud networks. AudioCodes’ products include IP phones, session border controllers (SBC), media gateways, Multi-Service Business Routers (MSBRs), residential gateways, media servers, mobile communications solutions, value added applications, life cycle management solutions and professional services. AudioCodes high definition (HD) VoIP technologies and products provide enhanced intelligibility and a better end user experience in emerging voice communications services.

AudioCodes’ vision is to be the innovative leading supplier of converged VoIP and data solutions for enterprises, Value Added Resellers (VARs), System Integrators (SIs), service providers and Over the Top (OTT) communication providers worldwide. AudioCodes VoIP technology contains voice quality enhancements and best-of-breed VoIP network elements, and has a proven track record in product and network interoperability with the industry’s leading companies.

With over 22 years in the telecommunications market, AudioCodes’ offers a broad range of solutions for both enterprise and service provider deployments. These solutions are built around our field-proven VoIP product range. With full support for industry standard protocols such as SIP, and proven interoperability with all industry leading soft switches, PBXs, IP-PBXs and unified communications platforms, AudioCodes delivers innovative solutions for virtually any voice communications environment, offering reduced total cost of ownership (TCO), enhanced features, and superior voice quality.

Historical Overview

AudioCodes was established in 1993 to develop its low-bit-rate speech compression technology. Our first achievement was developing the speech compression algorithm that was selected by the International Telecommunication Union (ITU) as a basis for the ITU-T G.723.1 standard.

Over the years, AudioCodes continued to expand our focus. Our development and expansion focused on different technologies and solutions as VoIP progressed:

•	1993-1997 – Algorithm Development
•	1995-2007 – Chips, Blades
•	2002-2015 – Networking Products
•	2011-2015 – Solutions and Services

Through acquisitions and partnerships, we were able to grow our business and expand our focus, while taking advantage of our core competence – voice processing and knowhow – which gave us the ability to mix and match technologies and become a solutions provider.

We expanded to compact PCI boards, achieving a transition to a higher capacity that helped develop the gateway market. In 2001, AudioCodes released its first media gateway independent platform, based on our blade and chip technology. The first product was an analog media gateway that was followed by a family of media gateways combining analog and digital interfaces. We then began to develop and sell high density media gateways and media servers.

We entered the field of call recording in 2004 when we acquired Ai-Logix. Ai-Logix was a leading provider of advanced voice recording technology and integration cards for the call recording and voice/data logging industries. AudioCodes used VoIP communications boards as we leveraged Ai-Logix’s technology, strategic partnerships and customer base. We currently sell our call recording solutions mainly in the connection with Microsoft solutions.

In 2006, we teamed with BroadSoft to help service providers deliver hosted VoIP service. ~~.~~ By 2009, we had launched a strategic initiative with Broadsoft to simplify deployments of IP voice networks and, in 2014, BroadSoft and AudioCodes announced that they were collaborating on "One Voice for Hosted Services". The One Voice initiative included BroadSoft's unified communication services and AudioCodes' IP phones, routers, SBCs and gateways serving as a one stop shop for service providers that are offering enterprises next generation VoIP services.

AudioCodes continued to expand its product portfolio with session border controllers, multi-service business gateways/routers and IP Phones to be able to offer a wider range of products for leading UC and CC software vendors.

In January 2013, AudioCodes launched “AudioCodes One Voice for Microsoft Skype for Business”, a unified product and service program intended to simplify and accelerate voice-enablement of Microsoft Skype for Business (now Skype for Business) implementations with a complete portfolio of IP phones, media gateways, enterprise session border controllers (E-SBCs), survivable branch appliances (SBAs), session experience manager (SEM) network management tools, support and professional services. The program supports migration to Microsoft Skype for Business and co-existence with current telephony systems in multi-site and multi-national deployment.

On December 31, 2015, AudioCodes acquired Active Communications Europe to further strengthen our ability to provide advanced software solutions for the emerging Microsoft Skype for Business online application.

AudioCodes began working in the call center telecommunications sector in 2003 with VoiceGenie, which was acquired by Alcatel-Lucent-owned Genesys in 2006. In 2011, we were designated a vendor in the Genesys SIP Select program specifically for our Mediant 1000 and Mediant 2000 gateway products, that provide the interface between the PSTN and Genesys SIP Server. We now collaborate with Genesys on software SBC products, IP Phones, gateways, and manageability solutions.

AudioCodes now has tens of millions of SBC, media gateway and media server channels deployed in over 100 countries across the globe. Our high availability platforms (Mediant media gateways, Mediant session border controllers and IPmedia media servers) cover the spectrum of low, mid and high-density applications for service providers and large enterprises.

INDUSTRY BACKGROUND AND MARKET TRENDS

The networking and telecommunications industries continue to experience rapid change. Below are some of the major market trends affecting the industry, as well as the evolving focus of AudioCodes solutions and products.

Unified Communications

With the move to VoIP and the network integration between voice and data based on Ethernet and IP, enterprises can adopt a unified communications and collaboration solution. Unified communications solutions integrate all means of communications into a single platform, providing on line (e.g., voice, data presence, instant messaging, white boarding and desktop sharing) and off line (voice mail, email and fax) integration into a single communication system shared across a variety of end user devices. Unified communications can be accessed through devices such as PCs, tablets, desktop phones or mobile smartphones. Unified communications can be either on-premises or cloud based. Alternatively, enterprises can adopt a hybrid approach where they keep the real time media path portion of their unified communications on-premises and the applications hosted in the cloud.

Unified Communications as a Service (UCaaS)

Unified communications as a service (UCaaS) is a delivery model in which a variety of communication and collaboration applications and services are hosted by a third-party provider in public or private cloud data center and delivered over the Wide Area Network (WAN). In this category, the growth of hosted business services is widely affecting the communications world. Enterprises are adopting hosted and cloud services. Hosted unified communications and contact centers that are driven by Microsoft, BroadSoft, Interactive Intelligence, Genesys and others are gaining traction within the enterprise community and are growing fast as an alternative to on-premises solutions. Microsoft’s Skype for Business unified communications offering is the market leader in this area. Microsoft’s Cloud PBX offering is expected to have a significant impact on the market. However, among other limitations (including regional availability, regulatory and quality of service issues), the online version of this offering does not yet have all the features of the Skype for Business Server. Microsoft is offering a hybrid structure which will mix on-premises functionality for corporate and call center users, allowing integration with legacy systems, with initial deployment of cloud services, laying the foundation for a smooth transition to the full cloud solution at some point.

SIP Trunking

SIP trunking is a VoIP service based on SIP by which service providers deliver IP telephone connectivity services to customers equipped with SIP-based private branch exchange (IP-PBX) and unified communications facilities. More and more service providers are adopting SIP trunking as the technology of choice for connecting on-premise IP based business voice systems. SIP trunking technology is not new. For several years, Over the Top (OTT) service providers, sometimes called alternative service providers or Internet Telephony Service Providers (ITSP), have offered competitive voice services based on SIP trunking technology while the traditional telco companies continue to offer legacy PSTN services. Market data shows a clear migration of telcos moving towards SIP trunking services as well.

All IP Transformation

Many telcos are moving towards a complete replacement of their legacy TDM networks with all-IP networks. Among the factors that drive telcos to replace legacy networks are end of life of the traditional TDM switches, real estate that is occupied by these switches and energy savings, together with the need to compete with the growing alternative service providers. Two typical strategies employed for the business sector by service providers in the move towards app-IP networks are placing CPEs (VoIP Media Gateways, Session Border Controllers or Multi-Service-Business-Routers) to connect the customers’ legacy or IP equipment or systems to their IP network, or alternatively aggregate large number of TDM links (PRI primarily) at centralized Point of Presences utilizing large capacity VoIP Media Gateways.

Network Function Virtualization (NFV)

NFV is a transition of network infrastructure services to run on virtualized computing infrastructure using cloud technology, management and orchestration solutions to provide network functionality with dynamic scaling of load as well as self-healing of virtual network functions (VNFs). The significance of software only virtualized products for the telecommunications market is increasing as operators and enterprises are seeking to move away from dedicated hardware platforms to common generic computing platforms that are enabling data centers. NFV aims to leverage standard IT virtualization technology to consolidate potentially all network functions (including SBCs) onto industry standard high volume servers, switches and storage, which could be located in datacenters, network nodes and on end user premises (vCPE – virtual customer premise equipment and vE-CPE – virtual enterprise customer premise equipment). NFV infrastructure, management and orchestration promises to introduce agility and enable quick introduction of new services to service providers’ networks, similar to those characterizing internet and cloud services. There are a number of challenges that NFV needs to address, including real time performance, scale, resilience, management and automation. These and other technical challenges are being addressed in a network operator-led industry specification group under the auspices of ETSI, an industry standards setting body.

WebRTC

WebRTC is a free, open project that provides web browsers and mobile applications with real-time communications (RTC) capabilities via simple application programing interface, or APIs. The WebRTC components have been optimized to best serve this purpose. WebRTC enables rich, high quality RTC applications to be developed for the standard web browser, mobile platforms, and content delivery systems, and allows them all to communicate via a common set of protocols. The WebRTC initiative is a project supported by Google, Microsoft, Mozilla and Opera, among others. Over 400 vendors are now active in the market. WebRTC support is available by default mainstream web browsers like Chrome, Edge, Opera and Firefox, and also as a library for developing mobile applications. WebRTC is making a major impact in real time communications as it is natively supported by web browsers and therefore does not require a user to download a specific application. Similar to other open source projects, WebRTC makes a complex technology (such as voice compression and packetization, mitigation of network impairments, security and encryption of real time sessions and peer to peer connectivity of devices regardless of their location) accessible to the big and growing community of web developers, allowing them to quickly and easily develop real time communications services without requiring specific knowhow in voice and video communications. To enable connecting SIP based communication services (e.g., enterprise unified communications or contact centers) with WebRTC, a WebRTC gateway is required to mediate between the incompatible media and signaling of the different systems. WebRTC gateway functionality may be standalone or incorporated into an SBC.

Software-Defined Networking (SDN)

SDN is an emerging technology and architecture for designing, building and operating networks that brings a degree of agility and flexibility to networking, similar to what abstraction, virtualization and orchestration have brought to server and storage infrastructures. SDN architecture decouples the network control and forwarding functions enabling the network control to become directly programmable and the underlying infrastructure to be abstracted for applications and network services. Similar to NFV, SDN technology is expected to reduce OPEX and CAPEX associated with building and maintaining networks and also enable innovation.

Mobility

Wireline service providers are facing increased pressure to add new revenue generating services, and can now use their customers’ mobile devices, such as smartphones and tablets, to deliver next generation mobile services by using VoIP over Wi-Fi or cellular data. Service providers can offer mobility services to reduce customers’ cellular roaming costs and divert roaming user’s revenue from the mobile providers to themselves. In parallel, enterprises are increasingly relying on a mobile workforce and are requiring communications services and solutions that enable employee mobility and productivity.

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

Strengthen and expand strategic relationships with key partners and customers. We sell our products to service providers worldwide, leading enterprise channels, regional and global system integrators, global equipment manufacturers and value-added resellers (VAR), in the telecommunications and networking industries and establish and maintain long-term working relationships with them. We work closely with our customers to engineer products and solutions that meet their particular needs. The on-going development and integration cycles frequently result in close working relationships with our customers and partners. By focusing on leading solution vendors, system integrators and channels with large volume potential, we believe that we reach a substantial segment of our potential customer base while controlling the cost and complexity of our marketing efforts.

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

Build upon existing technologies to penetrate new markets. The technology we developed originally for the OEM market has served us in building products that now sell into the service provider and enterprise markets. The same products and technology can also be used to create application-specific products and solutions, which helps us penetrate and serve various types of customers. Key segments that we focus on are unified communications, contact centers, SIP trunking and hosted services markets that have been adopting VoIP solutions.

Work close to market and customers. Our partners and customers are distributed around the world, and part of our ability to serve them is by being close by. For this reason, we are investing in building local operations in key countries and regions, including sales, marketing and support resources to closely serve our partners and customers.

Develop a network of strategic partners. We sell our products through, or in cooperation with, customers that can offer or certify our products as part of a full-service solution to their customers. We expect to further develop our strategic partner relationships with solution providers, system integrators and other service providers in order to increase our customer base. Our strategic partners include companies such as Microsoft, BroadSoft, Genesys, and Interactive Intelligence.

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

Develop and expand professional services offering. AudioCodes has a rich portfolio of product-led services. We offer to our customers expert professional services to assist them with design, implementation and support of our products. We are planning to expand our services offering in line with the new products and solutions.

AUDIOCODES SOLUTIONS, PRODUCTS AND SERVICES

Overview

Our products facilitate the transmission of voice, data and fax over packet networks. We have incorporated our algorithms, technologies and systems design expertise in both our networking and technology product lines.

We typically categorize our revenues from products and services into two main business lines: network and technology. Network products consist of customer premises equipment, or CPE, gateways for the enterprise and service provider (or carrier) markets and of carrier-grade-oriented low- and mid-density media gateways for service providers and ESBCs. Complementing our media gateways and session border gateways as network products are our multi-service business routers (MSBR), IP phones, media servers, mobile VoIP solutions and value added application products. Sales of network products accounted for approximately 66% of our revenues in 2013, 62% of our revenues in 2014 and 65% of our revenues in 2015. Network services accounted for approximately 18% of our revenues in 2013 and 26% of our revenues in 2014 and in 2015.

Technology products are enabling in nature and consist of our chips and boards business products. These are sold primarily to original equipment manufacturers, or OEMs, through distribution channels. Our chips and boards serve as building blocks that our customers incorporate in their products. In contrast, our networking products are used by our customers as part of a broader technological solution and are a box level product that interacts directly with other third party products. Sales of technology products accounted for approximately 15% of our revenues in 2013, 13% of our revenues in 2014 and 11% of our revenues in 2015. Technology services accounted for approximately 1% of our revenues in 2013 and less than 1% of our revenues in 2014 and in 2015.

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

Services accounted for approximately 19% of our revenues in 2013, 22% of our revenues in 2014 and 27% of our revenues in 2015.

AudioCodes Solutions

Solutions for Microsoft Skype for Business

AudioCodes One Voice for Skype for Business includes AudioCodes’ Microsoft-qualified end-to-end voice elements, wide-ranging services and extensive expertise to enhance Microsoft Skype for Business voice implementations. These products and services are suitable for all Microsoft-approved unified communications architectures, including on-premise, cloud-based and hybrid.

Coexistence, Migration and SIP Trunking allow for smooth and controlled migration of existing telephony system or telephony. AudioCodes delivers a comprehensive solution for migration, integration and SIP trunking connectivity. Compatible with virtually any PBX, AudioCodes’ simplified dialing plan AD integration protects investment in legacy equipment.

Security and Fraud Prevention solutions prevent attacks causing voice disruptions, theft of services or other threats exposing a customer’s voice infrastructure. AudioCodes secures the integration of unified communications and external voice services with attack detection and topology hiding.

Devices and Productivity improves employee efficiency while integrating UC into the work environment. AudioCodes delivers desk phone products that are intuitive to work with and deliver excellent quality.

Compliance and recording meets regulatory and compliance requirements. AudioCodes helps businesses address compliance and regulation with E911 location services support and compliance recording.

Resiliency and recovery enables recovery from failures and survival of voice network interruptions. AudioCodes has a broad portfolio of resiliency products and solutions. AudioCodes products are designed for functionality and cost effectiveness.

All-in-One Voice Solution is based on CloudBond™ 365 and enables a wide range of solutions for cloud-hybrid deployments, remote branch offices, PBX replacement and UC pilots.

Skype for Business Management Solutions deliver operational excellence with full life-cycle management. AudioCodes One Voice Operations Center is a management suite providing full coverage of the entire set of actions required to manage a voice network in a Skype for Business unified communications environment.

Enterprise UC and PBX Connectivity

AudioCodes’ products are essential elements of an enterprise telephony network, adding VoIP capabilities to existing TDM equipment, or complementing IP-PBX or unified communications deployments with media gateway, IP phone, and enterprise session border controller (E-SBC) solutions.

AudioCodes’ suite of products provides the scalability, flexibility and reliability needed to aid the successful deployment of best-of-breed, SIP-based enterprise communications systems. The solution delivers SIP and TDM Trunking, analog device connectivity, and enterprise branch survivability.

Managed IP Phone

Comprehensive IP phone management is the key to an excellent user experience. Voice remains the most fundamental method of employee collaboration and the ability to control the user experience is critical for improved productivity.

AudioCodes Managed IP Phones solution defines the IP phone as an IT-managed entity and delivers unique and complete life-cycle management of end-user desktop devices. The solution provides administrators with powerful and easy-to-use tools to simplify tasks such as configuration, troubleshooting and monitoring to increase efficiency and ensure user satisfaction.

With the ability to deploy devices, monitor voice quality, identify problems and fix them rapidly and efficiently, AudioCodes’ solution is designed to deliver employee satisfaction, increased productivity and lower IT expenses.

Solutions for Contact Centers

VoIP and Unified Communications have drastically altered and evolved the business environment in which modern contact centers operate. The new IP Contact Center offers lower costs, greater flexibility, higher customer satisfaction, improved productivity and increased revenue.

AudioCodes VoIP network solutions for Contact Centers are designed to help enterprises and service providers in their transition towards an all-IP voice infrastructure by providing the network elements required to enable and support the smooth operation of the contact center application suite while mitigating the risks of migrating into an IP environment.

NFV

The adoption by service providers of Network Function Virtualization (NFV) and virtualization of the edge enables them to quickly introduce new innovative communication services to their customers without the overhead typically associated with hardware-based solution deployments. Realizing this opportunity requires flexible Virtual Network Function (VNF) Session Border Controllers (SBCs) capable of running both as service provider access and peering SBCs, as well as VNFs on Virtual Enterprise CPE devices (vE-CPE).

AudioCodes offers a comprehensive and flexible set of solutions spanning from vE-CPE devices that can host third party VNFs as well as a scalable virtual SBC. AudioCodes’ virtual SBC runs on any vE-CPE device, as well as in the service provider’s NFV cloud, functioning as an access or peering SBC. By offering a single scalable product, covering all capacity needs with one unified control and management interface, service providers can leverage its deployment and maintenance simplicity to introduce new communications services rapidly and cost-effectively.

SIP Trunking Solutions

AudioCodes’ SIP Trunking solutions are used by service providers deploying SIP Trunking services. These solutions allow service providers to benefit from quick, easy and reliable deployments as well as address their customers’ needs to continue using their existing PBX and IP-PBX systems while migrating from TDM to SIP Trunking services. This migration can be done with minimum business disruption while providing high quality communication services. Additionally, the modular design of AudioCodes SIP Trunking devices enables service providers to leverage SIP Trunking services to allow for quick and easy remote migration to hosted UC services in the future.

PSTN Migration

AudioCodes’ PSTN migration solutions are targeted at fixed-line service providers who are transforming their TDM fixed-line networks to all-IP. The solutions consist of a set of scalable CPE devices, central office gateways, and management and monitoring application suites, working seamlessly together and designed to enable fixed-line providers a quick, reliable and cost-effective path from TDM to All-IP services.

AudioCodes enables fixed-line service providers the ability to benefit from a wide-range of PSTN migration solutions that cover on-premises CPE, street cabinet and central office PSTN to IP migration option, business customers from SOHOs up to large enterprises, PRI, ISDN and analog interface and configuration, and VoIP gateway, Session Border Controller (SBC), routing and NFV applications.

UCaaS

Designed to enable reliable and quality delivery of cloud-based services, AudioCodes’ UCaaS solutions are comprised of a comprehensive portfolio of hardware and software products. AudioCodes solutions are used by service providers who are deploying Cloud and Hosted UC services. Based on their survivability, resiliency, high voice quality assurance, and advanced remote management features, AudioCodes’ UCaaS solutions enable service providers to deliver to their business customers reliable and quality cloud services, as well as provide them with the confidence they need to place their key communications functions in the cloud.

MobilityPLUS

AudioCodes MobilityPLUS enables operators to offer mobile voice, video and messaging, over cellular data and Wi-Fi networks.

AudioCodes MobilityPLUS offers a large-scale platform, comprised of comprehensive backend servers, cellular to Wi-Fi handover and a variety of white label mobile applications. AudioCodes MobilityPLUS supports Apple® iOS™ and Google Android™ for smartphones, tablets, soft clients supporting Microsoft Windows™ for PCs and laptops and WebRTC client for web browsers.

VocaNom

AudioCodes VocaNOM is a cloud-driven voice communication application for businesses and organizations allowing voice-based dialing and routing. VocaNom is improving internal communication between employees and staff as well as external calls to suppliers (outbound) or from customers (inbound). VocaNOM provides a solution for the problem of managing multiple business contacts and dialing on the go. The solution allows dialing by voice as the organizational phone directory is fully synced into the cloud alongside the speech recognition algorithms designed by AudioCodes.

AUDIOCODES PRODUCTS

Core Technologies

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

Hardware Architectures for Dense Multi-Trunk Voice over Packet Systems

Our voice over packet product offerings include high density, multi-trunk voice over packet systems for standards-based open telecommunications platforms in access equipment. Multi-trunk processing is centered on a design encompassing two key processing elements, signal processors performing voice, fax and data processing and a communications processor. Overall system performance, reliability, capacity, size, cost and power consumption are optimized, based on our hardware architecture, which supports high throughput rates for multi-trunk processing. On-board efficient network and system interfaces relieve the system controller from extensive real time data transfer and processing of data streams.

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

Networking products

Session Border Controllers (SBC) and Media Gateways (MG)

AudioCodes’ Mediant family of Session Border Controllers (SBCs) and Media Gateways (MG) is a line of versatile IP communications platforms that connect VoIP and TDM networks.

SBCs are deployed at the border between the enterprise and the service provider. In the enterprise environment, they form an effective demarcation point between a business’s VoIP network and a service provider’s SIP Trunk, performing SIP protocol mediation and media handling (interoperability) and securing the enterprise VoIP network. In the service provider core, SBC provides security and protocol normalization.

The Mediant SBC family includes a range of platforms that offer cost-efficient SBC and hybrid gateway functionality (SIP to TDM, SIP to SIP).

AudioCodes’ family of High-Availability Media Gateways is a line of highly reliable IP communications platforms that connect VoIP and TDM networks. Featuring NEBS Level 3 compliance and cost-effective redundancy configurations, the AudioCodes platforms meet the stringent availability requirements of service providers. AudioCodes High-Availability Media Gateways serve as an efficient junction between VoIP networks, legacy TDM equipment, and the PSTN. They interwork with most market-leading softswitches, application servers, IP-PBXs, and other standards-based VoIP elements.

AudioCodes’ MediaPack 1xx series of Analog VoIP Gateways are cost-effective, stand-alone VoIP gateways that provide superior voice technology for connecting legacy telephones, fax machines and PBX systems with IP telephony networks and IP-based PBX systems. The MediaPack 1xx gateways are fully interoperable with leading softswitches and SIP servers and support a wide variety of service provider and enterprise applications.

Service providers can use MediaPack gateways to connect Multi-Tenant Units (MTUs), IP Centrex subscribers, payphones, and rural users over wireless and satellite links.

Enterprises can use MediaPack gateways to connect their legacy PBX systems over an IP infrastructure. In addition, in IP Centrex and central IP-PBX applications, MediaPack enhances remote location availability and provides Stand Alone Survivability (SAS) when there is no IP connection between branch locations and a central SIP server, SIP proxy or central IP-PBX.

The new MediaPack(MP)-1288 is a high density analog media gateway. Supporting up to 288 analog ports in a compact 3U chassis. The MP-1288 offers a cost-effective solution for organizations transitioning to all-IP that need to integrate large numbers of analog devices into their new infrastructure. The MP-1288 enables these organizations to protect the investment made in their analog devices and cabling while enjoying the functional and cost benefit of the move to the all-IP infrastructure.

Multi-Service Business Routers (MSBR)

AudioCodes’ family of Multi-Service Business Routers (MSBR) offers service providers a range of all-in-one SOHO, SMB and SME routers combining access, data, voice and security onto a single device. It is designed for managed data, SIP trunking, hosted PBX, and cloud-based services, and allows service providers to deploy flexible and cost-effective solutions.

AudioCodes’ Multi-Service Business Routers allows service providers to provide their business customers much more than just an internet connection. In addition to its integrated powerful routing and security software, the MSBR also features a multi-core architecture that aids consistent high performance, allowing end customers to maximize their broadband connections for both data and voice applications.

Service providers offering hosted PBX or SIP trunking communication services will benefit from AudioCodes’ MSBR, which includes integrated voice gateway, analog and digital interfaces with various codecs that support analog phones, fax, PBX and PSTN connectivity, and session border controllers (SBC).

IP Phones

The AudioCodes 400HD series of IP Phones includes a range of easy-to-use, feature-rich products for the service provider hosted services, enterprise IP telephony and contact center markets. Based on the same advanced, field-proven underlying technology as our other VoIP products, AudioCodes high quality IP phones enable systems integrators and end-customers to build end-to-end VoIP solutions.

Managed IP Phones solution

AudioCodes IP phones can be offered as part of our of Managed IP Phones solution which defines the IP phone as an IT-managed entity and delivers complete life-cycle management of end-user desktop devices.

CloudBond 365

AudioCodes CloudBond™ 365 is a modular, adaptable solution for the data center, customer premises or the branch. A versatile all-in-one Skype for Business appliance designed for hybrid environments, it combines Skype for Business server, the Cloud-PBX and the service provider’s voice services. While Microsoft’s Cloud PBX offering is still evolving into a full PBX replacement, CloudBond 365 bridges the gap, creating the critical bond between tUC and the developing cloud business.

Survivable Branch Appliances

AudioCodes’ family of Survivable Branch Appliances (SBA) is a line of enterprise-class integrated CPEs designed to ensure access to data and voice services in the event of a WAN outage. AudioCodes SBAs are an element in multisite Skype for Business deployments, and are fully certified by Microsoft for use with Skype for Business Server.

A Survivable Branch Appliance (SBA) is a hardware device that ensures the availability of enterprise-wide voice service and voice mail. It also contains a public switched telephone network (PSTN) gateway for use in the event of VoIP failure. As part of our One Voice for Skype for Business portfolio, AudioCodes offers Survivable Branch Appliances that fit any enterprise location size, providing branch office voice resiliency for up to 1000 users.

One Voice Operations Center

AudioCodes One Voice Operations Center (OVOC) is a suite of life-cycle management applications for large scale cloud or premise-based unified communications deployments. OVOC is a management suite providing full coverage of the entire set of actions required to manage a voice network in a Unified Communications environment. It provides a powerful Network Operation Center (NOC), a complete end-to-end network control, service assurance capabilities and comprehensive optimization and future planning tools. The AudioCodes One Voice Operations Center manages, monitors and operates the entire AudioCodes One Voice portfolio, including SBCs and Media Gateways, Microsoft SBAs and IP phones.

The AudioCodes’ Element Management System (EMS) is an advanced solution for centralized, standards-based management of AudioCodes’ One Voice™ product portfolio including the Mediant VoIP product family, MediaPack Media Gateways, Microsoft Skype for Business Survivable Branch Appliances, and 400HD IP phones family. AudioCodes’ EMS covers all aspects of efficient operation, administration, management and provisioning of these voice network products. AudioCodes’ EMS enables service providers, hosted services and large enterprises deploying Unified Communications networks to cost-effectively manage their voice network throughout its complete life cycle.

Extending the EMS basic capabilities, the SBA Pro Connect is a centralized, mass installation of Microsoft SBA software standalone application and covers mass Microsoft Cumulative Updates, mass Microsoft SBA version upgrades, progress monitoring and notification, scheduled installation and performance of mass upgrades on all devices or on selected groups.

AudioCodes Session Experience Manager (SEM) is an intelligent analysis tool that quickly isolates and remediates real time problems over a VoIP eco system, comprised of Microsoft Skype for Business and AudioCodes One Voice integrated solution. SEM provides end-to-end monitoring and troubleshooting for the entire Skype for Business voice network. By leveraging SEM, IT managers and administrators of hosted and managed services can quickly identify, fix and prevent issues that can affect Skype for Business users’ voice experience.

Managing the dial plan and call routing rules of multi-site, multi-vendor enterprise VoIP networks can be an extremely complicated activity. AudioCodes Routing Manager (ARM) delivers a powerful, innovative solution to this problem by enabling centralized control of all session routing decisions. Through ARM’s highly intuitive graphical user interface, system administrators are now able to design and modify their voice network topologies and call routing policies from a single location, resulting in significant time and cost savings. Time-consuming tasks such as adding a new PSTN or SIP trunk interconnection, adding a new branch office or modifying individual users’ calling privileges can be carried out simply and rapidly.

Mobility Plus

AudioCodes MobilityPLUS is a Mobile VoIP (mVoIP) Solution from AudioCodes comprised of a Client Management System (CMS) and a variety of Mobile Soft Clients for leading Mobile Operating Systems and Smartphones. MobilityPLUS is currently available for leading smartphone operating systems including iOS and Android.

VocaNOM

AudioCodes VocaNOM allows callers to say the name of a person or a department and be automatically transferred to the requested party, thus, relieving the need for searching for phone numbers or waiting to speak to an operator. The solution can be used by external users and by company personnel for internal calls. Combining powerful speech recognition with a simple-to-use conversational interface, VocaNOM provides reliable, 24x7 call routing for organizations.

SmartTAP Call Recording

AudioCodes SmartTAP Call Recording is an enterprise-wide compliance and liability recorder supporting Skype for Business. Though most recorders in the market focus on Contact Center features, SmartTAP is deployed across the enterprise to capture calls, either on-demand or, in some cases, full time, when calls about compliance and liability occur more frequently. With an integral Skype for Business recording toolbar, enterprise users can record with SmartTAP anywhere and anytime they are on Skype for Business calls. SmartTAP can initially be deployed on a small scale and be scaled up to support many thousands of users using the product’s linear scalability feature.

Auto Attendant

AudioCodes Auto Attendant is a powerful and flexible tool for managing inbound calls and delivering them efficiently to the correct destination based on the caller’s selection. AudioCodes Auto Attendant supports advanced call queuing for Automatic Call Distribution (ACD) based on different routing modes and agent availability.

As part of AudioCodes One Voice for Skype for Business offering, AudioCodes’ Auto Attendant application can be deployed together with AudioCodes’ Survivable Branch Appliances (SBA) in branch offices to complement the Skype for Business Response Group Service (RGS) when the connection with the central servers is lost. AudioCodes Auto Attendant is a pure software application which can also be deployed on standard server hardware.

Fax Server

AudioCodes’ Fax Server is a powerful and flexible tool for managing inbound and outbound enterprise fax transmissions. The Fax Server application is part of AudioCodes One Voice for Skype for Business, a unified product and service program intended to simplify and accelerate voice-enablement of Microsoft UC implementations. AudioCodes Fax Server is a software application which can be deployed on a standard server or on AudioCodes Mediant SBC/media gateways and Survivable Branch Appliances (SBA) in branch offices. For multi-site organizations the Fax Server application may be deployed at branch offices or as a centralized application in the datacenter serving all remote branches.

SIP Phone Support

AudioCodes SIP Phone Support (SPS) is a value-added application for AudioCodes Mediant Session Border Controllers (SBC) and gateways that enables smooth connectivity between IP DECT devices and Skype for Business. By connecting Skype for Business with IP DECT phones, SPS enables campus mobility for Microsoft UC deployments including advanced features such as simultaneous ringing, enhanced presence, Active Directory integration and seamless handover between DECT base stations.

SOHO Routers

AudioCodes’ family of SOHO Routers offers service providers a range of all-in-one SOHO and small businesses routers combining access, data and voice onto a single device. It is perfectly suited for managed data, SIP trunking, hosted PBX, and cloud-based services, and allows service providers to deploy flexible and cost-effective solutions. Service providers offering hosted PBX or SIP trunking communication services will benefit from AudioCodes’ All-in-One SOHO Routers with built-in multiple WAN access interfaces, LAN and Wi-Fi connectivity, DECT support, analog phones and fax interfaces and integrated MicroPBX with multi-line and multi-extensions support.

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

IPmediaTM Boards for Enhanced Services and Functionalities

The IPmediaTM product family is designed to allow OEMs and application partners to provide sophisticated content and services that create revenue streams and customer loyalty through the ability to provide additional services. The IPmedia TM boards provides voice and fax processing capabilities to enable, together with our partners, an architecture for development and deployment of enhanced services.

Voice and Data Logging Hardware Integration Board Products

The SmartWORKSTM family of products is our voice and data logging hardware integration board product line. SmartWORKSTM boards for the call recording and voice voice/data logging industry are compatible with a multitude of private branch exchange, or PBX, telephone system integrations.

AudioCodes Services

AudioCodes offers a comprehensive portfolio of global planning, implementation, operations and support services. AudioCodes’ The Voice Experts @ Your Service program allows partners to complement their own services offering with our modular portfolio of Professional Services. The result is a complete network life-cycle model. Our Professional Services portfolio enables seamless integration, high availability, and non-stop scalability to meet business and network demands.

AudioCodes offers flexible technical support services that ensure customer care and optimized network performance and availability. AudioCodes is committed to providing customers and partners with the most comprehensive, qualified customer support. Our global customer support team delivers customer-oriented technical support, training, and consulting that enhances the value provided by AudioCodes products.

AudioCodes Academy offers a comprehensive set of technical training courses for AudioCodes’ partners and customers. By providing several levels of certification, distinct training programs and a combination of theory and hands-on studies, the academy is built to help system integrators, resellers, and distributors equip their people with the necessary skills to deploy and maintain AudioCodes networking technology in the field.

Customers

Our customers consist of service providers, enterprises and OEM customers.

Our service provider customers include a range of tier 1, 2 and 3 services providers that deploy our solution as part of their voice service or UC offering for their business customers. Our solutions are deployed both at the customer premise and at the service core to provide connectivity and high-quality voice services. AudioCodes range of products and wide interoperability allows service providers to deploy our solutions in practically any environment (e.g. together with BroadSoft, Huawei, Alcatel, MetaSwitch) and for a wide range of customer scale.

Our enterprise customers include a range of Fortune 1000 organizations as well as smaller enterprises that use our equipment to enable their UC solution. Our solutions are sold to enterprise customer through a wide network of resellers in over 100 countries. AudioCodes solutions are enabling enterprises to smoothly migrate their communications infrastructure to all-IP UC solution.

AudioCodes OEM customers include vendors that leverage on AudioCodes technology and quality to deliver VoIP products and solutions. Historically, a substantial portion of our revenue has been derived from OEM customers that sold our technology products as part of their voice solution.

Sales and Marketing

Our sales and marketing strategy is to secure the leading channels and system integrators in each region, partner with leading application companies and achieve design wins with network equipment providers in our targeted markets. We select our partners based on their ability to provide effective field sales, marketing communications and technical support to our customers. In addition, we engage in direct sales and marketing with significant operators and enterprises. Prospective customers and channels generally must make a commitment of resources to test and evaluate our products and to integrate them into larger systems, networks and applications. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new communications equipment. For these reasons, the sales cycles of our products to new customers are often lengthy; averaging approximately six to twelve months after achieving a design win. This time may be further extended because of internal testing, field trials and requests for the addition or customization of features.

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

In January 2013, we introduced the One Voice marketing message which positions AudioCodes as a one-stop-vendor for the voice connectivity needs of various enterprise applications. The marketing campaign started with the positioning of One Voice for Skype for Business (now called Skype for Business), which presented the AudioCodes value proposition as a vendor of comprehensive voice networking for Microsoft unified communications. Additionally, One Voice positions AudioCodes as a vendor that can deliver end-to-end support and that offers value-added professional services including design, implementation, and network readiness assessment, among others. We later also introduced One Voice for Hosted Services which similarly positions AudioCodes as a one-stop vendor for Operators hosted services, mainly in collaboration with Broadsoft. AudioCodes believes it can deliver a full suite of voice and networking equipment that is required to connect business customers to an operator’s network.

Throughout 2015, we continued to enhance our field marketing efforts with direct touch enterprise engagements, along with channel recruitments and generic marketing activities including tradeshows, webinars, seminars, on-line and social marketing. The AudioCodes One Voice positioning is strongly emphasized in our marketing efforts.

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

We are obligated under certain agreements with our suppliers to purchase goods and to purchase excess inventory. Aggregate non-cancellable obligations under these agreements as of December 31, 2015 were approximately $12.7 million.

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

Our principal competitors in the residential gateway market are Pirelli Broadband (ADB), Technicolor, Sagemcom, Netgear and Huawei.

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

Our competitors in the Microsoft Skype for Business certified gateway and session border controller markets include Sonus Networks, Dialogic, Cisco, Ferrari, Sangoma, , HP, Paton, Ingate and Oracle.

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

Our principal competitors in the area of IP phones are comprised of “best-of-breed” IP phone vendors and end-to-end IP telephony vendors. “Best-of-breed” IP phone vendors sell standard-based SIP phones that can be integrated into any standards-based IP-PBX or hosted IP telephony systems. These competitors include Polycom, HP, Yaelink, Obihai and SNOM. End-to-end IP telephony vendors sell IP phones that only work in their proprietary systems. These competitors include Cisco, Avaya, Alcatel-Lucent, Siemens, Aastra and NEC.

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

Legal Proceedings

In May 2014, one of our former senior executives filed a claim with the Israeli labor court claiming an amount of NIS 2,500,000 (approximately $625,000) relating to the termination of his employment. The Company denied his allegations and believed that it had valid defenses to this claim. A preliminary hearing was held in January 2015 during which the parties mutually agreed to refer the dispute to a mediator. During 2015, the parties agreed to settle this claim.

In November 2013, a former employee filed a claim against our subsidiary in Brazil alleging that he is entitled to approximately $600,000 as a result of the termination of his employment by the subsidiary. In July 2015, the court declared the suit unfounded. In August 2015, the former employee presented an appeal to the Second Grande Labor Court in Brazil. We believe that we have valid defenses to the claim.

3. In January 2015, the Manufacturers Association of Israel (“MAI”) filed a claim against us with the Israeli Labor Court for unpaid handling charges, allegedly due for the years 2008 – 2013. The Company’s view is that handling charges to MAI are not due. A hearing took place in February 2016 and another hearing is scheduled for April 2016.

C.	ORGANIZATIONAL STRUCTURE

List of Significant Subsidiaries

AudioCodes Inc., our wholly-owned subsidiary, is a Delaware corporation.

AudioCodes Development Ltd., our wholly-owned subsidiary based in Beer Sheva, Israel.

D.	PROPERTY, PLANTS AND EQUIPMENT

We lease our main facilities, located in Airport City, Lod, Israel, which occupy approximately 200,000 square feet for annual lease payments of approximately $5.3 million (including management fees). In September 2013, this lease was extended by an additional 10 years, and is scheduled to expire on January 31, 2024.

Our U.S. subsidiary, AudioCodes Inc., leases approximately 28,000 square foot facility in Somerset, New Jersey which was extended for five years until December 31 2018. AudioCodes Inc. also leases offices in Plano, Texas, San Jose, California, Raleigh, North Carolina, Boston, Massachusetts and Mexico. The annual lease payments in 2015 (including management fees) for all our offices in the United States were approximately $600,000.

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

Our management has reviewed our critical accounting policies and related disclosures with our Audit Committee. See Note 2 to our Consolidated Financial Statements, which contain additional information regarding our accounting policies and other disclosures required by U.S. GAAP.

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

Revenue Recognition and Allowance for Sales Returns

We generate our revenues mainly from the sale of products. We sell our products through a direct sales force and sales representatives. Our customers include original equipment manufacturers, network equipment providers, systems integrators and distributors in the telecommunications and networking industries, all of whom are considered end-users.

Revenues from products are recognized in accordance with Accounting Standards Codification ("ASC") 605, "Revenue Recognition", when the following criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery of the product has occurred; (iii) the fee is fixed or determinable and (iv) collectability is reasonably assured. We have no obligation to customers after the date on which products are delivered, other than pursuant to warranty obligations and any applicable right of return. We grant to some of our customers the right of return or the ability to exchange a specific percentage of the total price paid for products they have purchased over a limited period for other products.

We maintain a provision for product returns and exchanges and other incentives. This provision is based on historical sales returns, analysis of credit memo data and other known factors. This provision amounted to $1.3 million as of December 31, 2014 and $1.7 million as of December 31, 2015.

Revenues from the sale of products which were not yet determined to be final sales due to market acceptance or technological compatibility were deferred and included in deferred revenues. In cases where collectability is not reasonably assured, revenues are deferred and recognized upon collection. Revenues from services are recognized ratably over the time of the service agreement, usually one year.

Under Accounting Standards Update (“ASU”) No. 2009-13, Topic 605, “Multiple-Deliverable Revenue Arrangements”, the selling price for a deliverable is based on its vendor-specific objective evidence (“VSOE”) if available, third-party evidence (“TPE”) if VSOE is not available, or estimated selling price (“ESP”) if neither VSOE nor TPE is available. We then recognize revenue on each deliverable in accordance with our policies for product and service revenue recognition. VSOE of selling price is based on the price charged when the element is sold separately. In determining VSOE, we require that a substantial majority of the selling prices fall within a narrow range based on standalone rates. TPE of selling price is established by evaluating largely interchangeable competitor products or services in stand-alone sales to similarly situated customers. However, as our products contain a significant element of proprietary technology and our solutions offer substantially different features and functionality, the comparable pricing of products with similar functionality typically cannot be obtained. Additionally, as we are unable to reliably determine the selling prices of competitors products on a stand-alone basis, we are not typically able to determine TPE. The ESP is established considering multiple factors including, but not limited to, pricing practices in different geographical areas and through different sales channels, gross margin objectives, internal costs, the pricing strategies of our competitors, and industry technology lifecycles. The selling price of the products and professional services was based on ESP. Maintenance selling price was based on VSOE.

We limit the amount of revenue recognition for delivered elements to the amount that is not contingent on the future delivery of products or services or subject to customer-specific return or refund privileges. We evaluate each deliverable in an arrangement to determine whether it represents a separate unit of accounting.

Allowance for Doubtful Accounts

Our trade receivables are derived from sales to customers located primarily in the Americas, the Far East, Israel and Europe. We perform ongoing credit evaluations of our customers and to date have not experienced any material losses from uncollected receivables. An allowance for doubtful accounts is determined with respect to those amounts that we have recognized as revenue and determined to be doubtful of collection. We usually do not require collateral on trade receivables because most of our sales are made to large and well-established companies. On occasion we may purchase credit insurance to cover credit exposure for a portion of our sales and this may mitigate the amount we need to write off as a result of doubtful collections.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the “weighted average cost” method for raw materials and on the basis of direct manufacturing costs for finished products. We periodically evaluate the quantities on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow moving items, technological obsolescence, excess inventories, discontinued products and for market prices lower than cost. We wrote-off inventory in a total amount of $1.7 million in 2013, $82,000 in 2014 and $724,000 in 2015.

Intangible assets

As a result of our acquisitions, our balance sheet included acquired intangible assets, in the aggregate amount of approximately $3.0 million as of December 31, 2014and $4.0 million as of December 31, 2015.

We allocated the purchase price of the companies we have acquired to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. These valuations require management to make significant estimations and assumptions, especially with respect to intangible assets. Critical estimates in valuing intangible assets include future expected cash flows from technology acquired, trade names, backlog and customer relationships. In addition, other factors considered are the brand awareness and market position of the products sold by the acquired companies and assumptions about the period of time the brand will continue to be used in the combined company’s product portfolio. Management’s estimates of fair value are based on assumptions believed to be reasonable, but which are inherently uncertain and unpredictable.

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

During the years ended December 31, 2013, 2014 and 2015, no impairment charges were identified.

Goodwill

As a result of our acquisitions, our balance sheet included acquired goodwill in the aggregate amount of approximately $33.7 million as of December 31, 2013 and 2014, and $36.2 million as of December 31, 2015. Goodwill represents the excess of the purchase price and related costs over the value assigned to net tangible and identifiable intangible assets of businesses acquired and accounted for under the purchase method. In accordance with ASC 350, “Intangible, Goodwill and Other,” goodwill is not amortized and is tested for impairment at least annually. Our annual impairment test is performed at the end of the fourth quarter each year. If events or indicators of impairment occur between the annual impairment tests, we perform an impairment test of goodwill at that date.

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

During the years ended December 31, 2013, 2014 and 2015, no impairment losses were identified.

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

Stock-based compensation

We account for stock-based compensation in accordance with ASC 718, “Compensation-Stock Compensation.” We utilize the Black-Scholes option pricing model to estimate the fair value of stock-based compensation at the date of grant. The Black-Scholes model requires subjective assumptions regarding dividend yields, expected volatility, expected life of options and risk-free interest rates. These assumptions reflect management’s best estimates. Changes in these inputs and assumptions can materially affect the estimate of fair value and the amount of our stock-based compensation expenses relating to stock options. We recognized stock-based compensation expense of $1.7 million in 2013, $2.5 million in 2014 and $2.4 million in 2015. As of December 31, 2015, there was approximately $2.9 million of total unrecognized stock-based compensation expense related to non-vested stock-based compensation arrangements granted by us. As of December 31, 2015, that expense is expected to be recognized over a weighted-average period of 1.05 years.

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

Recent Issued Accounting Pronouncements

See Note 2ab to our Consolidated Financial Statements included elsewhere in this Annual Report.

A.	OPERATING RESULTS

You should read this discussion with the consolidated financial statements and other financial information included in this Annual Report.

Overview

We design, develop and sell advanced voice over IP, or VoIP, and converged VoIP and data networking products and applications to service providers and enterprises. We are a VoIP technology leader focused on VoIP communications, applications and networking elements, and our products are deployed globally in broadband, mobile, cable, and enterprise networks. We provide a range of innovative, cost-effective products including media gateways, session border controllers. multi-service business routers IP phones, media servers, and value-added applications.

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

We have invested significant development resources in complying with Microsoft’s requirements for the purpose of becoming a Microsoft recognized partner for their unified communication solutions for the enterprise market, which are known as Microsoft Skype for business . We have adapted some of our gateway products, IP phones, session border controllers, survivable branch applications, value added applications and professional services to operate in the Microsoft Skype for business environment. Our products to the Skype for Business Unified Communications market are sold primarily to our channel partners that distribute and integrate the Skype for business solution to enterprises.

In April 2014, the Office of the Chief Scientist of the Israeli Ministry of Economy and Industry (“OCS”) approved a three-year program (2014-2016) for approximately NIS100 million (equal to approximately $25.6 million based on the exchange rate in effect as of December 31, 2015) to enable us to establish an advanced innovative research and development center for cloud computing technologies and Unified Communications. In May 2014, the research and development center was established. The new research and development center is expected to increase its staff to 100 engineers by the end of 2016. We expect that a significant portion of the cost of this project will be reimbursed to us through grants from the OCS pursuant to this program, a relative part of it was already granted to us during the years 2014 and 2015. The grants are subject to conditions relating to grants by the OCS. Funding for the whole term of the program is subject to the continued review and approval of the progress of the project by the OCS.

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

The identities of our principal customers have changed and we expect that they will continue to change, from year to year. Historically, a substantial portion of our revenue has been derived from large purchases by a limited number of original equipment manufacturers, or OEMs, and network equipment providers, or NEPs, systems integrators and distributors. ScanSource Communications Group, our largest customer, accounted for 17.8%, 14.9% and 15.0% of our revenues in the years ended December 31, 2013, 2014 and 2015, respectively. In addition, Westcon Group accounted for 10.5% and 12.6% of our revenues in the years ended December 31, 2014 and 2015, respectively. Our top five customers accounted for 34.2%, 32.0% and 36.1% of our revenues in the years ended December 31, 2013, 2014 and 2015, respectively. If we lose a large customer and fail to add new customers to replace lost revenue, our operating results may be materially adversely affected.

Revenues based on the location of our customers for the last three fiscal years are as follows:

	Year Ended December 31,
	2013	2014	2015
Americas	52.1%	50.4%	51.6%
Far East	15.0	15.3	16.0
Europe	27.2	29.0	27.8
Israel	5.7	5.3	4.6
Total	100.0%	100.0%	100.0%

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

Results of Operations

The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
Statement of Operations Data:	2013	2014	2015

Revenues:
Products	81.4%	78.2%	73.0%
Services	18.6%	21.8%	27.0%
Total revenues	100.0%	100.0%	100.0%

Cost of revenues:
Products	37.9	35.9	33.8
Services	4.8	5.4	7.0
Total cost of revenues	42.7	41.3	40.8
Gross profit	57.3	58.7	59.2
Operating expenses:
Research and development, net	20.5	21.3	20.0
Selling and marketing	28.6	30.0	31.0
General and administrative	6.2	5.1	6.2

Total operating expenses	55.3	56.4	57.2

Operating income	2.0	2.3	2.0
Financial income (expenses), net	0.1	(0.1)	0.3
Income before taxes on income	2.1	2.2	2.3
Income tax benefit (expense), net	1.0	(2.2)	(2.0)
Net income (loss)	3.1%	(0.1)%	0.3%

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenues. Revenues decrease 7.8% to $139.8 million in the year ended December 31, 2015 from $151.6 million in the year ended December 31, 2014. The decrease in revenues reflects weakness in our business in Central and Latin America and certain markets in Europe.

Our revenues from products in the year ended December 31, 2015 decreased by 14.0% to $102.0 million, or approximately 73% of total revenues, from $118.6 million, or 78% of total revenues, in the year ended December 31, 2014. The decrease in revenues from products was primarily attributable to the weakness in our business in Central and Latin America and certain markets in Europe.

Our revenues from services in the year ended December 31, 2015 increased by 14.4% to $37.8 million, or approximately 27% of total revenues, from $33.0 million, or 22% of total revenues, in the year ended December 31, 2014. The increase in revenues from services was driven by the growth in support services related to the increase in revenues from products in previous periods and by the growth in professional services.

Cost of Revenues and Gross Profit. Cost of revenues includes the cost of hardware, quality assurance, overhead related to manufacturing activity, technology licensing and royalty fees payable to third parties and royalties payables to the Office of the OCS. Gross profit decreased to $82.8 million in the year ended December 31, 2015 from $89.0 million in the year ended December 31, 2014. Gross profit as a percentage of revenues was 59.2% in the year ended December 31, 2015, compared to 58.7% in the year ended December 31, 2014.

Cost of revenues from products decreased by 13.1% to $47.2 million in the year ended December 31, 2015 from $54.3 million in the year ended December 31, 2014. This decrease is primarily attributable to a decrease in the procurement of materials, in line with the decrease in revenues from products. Gross margin percentage for sales of products remained about the same as in the year ended December 31, 2014.

Cost of revenues from services in the year ended December 31, 2015 increased by 18.2% to $9.7 million from $8.2 million in the year ended December 31, 2014. This increase is primarily attributable to higher support personnel expenses associated with providing services and implementation of our products with service providers as well as with enterprise customers. In the year ended December 31, 2015, the gross margin for sales of services decreased to 74% from 75% in the year ended December 31, 2014. In the year ended December 31, 2015, expenses included in cost of revenues related to stock-based compensation were $101,000 compared to $89,000 in the year ended December 31, 2014.

Research and Development Expenses, net. Research and development expenses, net, consist primarily of salaries and related costs of employees engaged in ongoing research and development activities, development-related raw materials and the cost of subcontractors, less grants from the OCS. Research and development expenses decreased by 13.3% million in the year ended December 31, 2015 to $28.0 million from $32.3 million in the year ended December 31, 2014. As a percentage of total revenues, these expenses were 20.0% in the year ended December 31, 2015 and 21.3% in the year ended December 31, 2014. Research and development expenses decreased primarily as a result of higher grants received from the OCS related to the new program to establish the new research and development center that is described above. In the year ended December 31, 2015, expenses included in research and development expenses related to stock-based compensation were $429,000, compared to $585,000 in the year ended December 31, 2014. Grants recognized from the OCS were $5.4 million in the year ended December 31, 2015, compared to $3.9 million in the year ended December 31, 2014.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of salaries and related costs of selling and marketing personnel, as well as exhibition, travel and related expenses. Selling and marketing expenses decreased by 4.8% in the year ended December 31, 2015 to $43.4 million from $45.5 million in the year ended December 31, 2014 and increased as a percentage of total revenues to 31.0% in the year ended December 31, 2015 from 30.0% in the year ended December 31, 2014. The decrease on an absolute basis is in line with the decrease in revenues. Expenses included in selling and marketing expenses related to stock-based compensation were $1.1 million in the years ended December 31, 2015 and 2014.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related costs of finance, human resources and general management personnel, rent, network and allowance for doubtful accounts, as well as insurance and consultant services expenses. General and administrative expenses increased by 13.7% to $8.7 million in the year ended December 31, 2015, from $7.7 million in the year ended December 31, 2014. As a percentage of total revenues, general and administrative expenses increased to 6.2% in the year ended December 31, 2015 from 5.1% in the year ended December 31, 2014. The increase in general and administrative expenses was primarily due to an increase in the allowance for doubtful accounts and changes in other provisions. In the year ended December 31, 2015, expenses included in general and administrative expenses related to stock-based compensation were $782,000, compared to $767,000 in the year ended December 31, 2014.

Financial Income (Expenses), Net. Financial income (expenses), net consists primarily of interest earned on cash and cash equivalents, marketable securities and bank deposits, net of interest accrued on our bank loans and bank charges. Financial income, net, in the year ended December 31, 2015 was $442,000, compared to financial expenses, net of $196,000 in the year ended December 31, 2014. The increase in financial income, net in the year ended December 31, 2015 was primarily due to higher income recorded with respect to interest on our marketable securities and higher income related to exchange rate fluctuations.

Income Tax Expense, Net. new had net income tax expenses of $2.8 million in the year ended December 31, 2015 compared to $3.4 million in the year ended December 31, 2014. The decrease in the net income tax expenses is primarily a result of lower utilization of deferred tax assets.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenues. Revenues increase 10.5% to $151.6 million in the year ended December 31, 2014 from $137.2 million in the year ended December 31, 2013. The increase in revenues was due to an increase in revenues from our networking product line, as well as an increase in support services related to our networking products.

Our revenues from products in the year ended December 31, 2014 increased by 6.1% to $118.6 million, or approximately 78% of total revenues, from $111.8 million, or 81% of total revenues, in the year ended December 31, 2013. The increase in revenues from products was primarily attributable to the increase in our networking product line, particularly with respect to our Session Boarder Controller product line, as well as due to the growing demand for our networking product line in the Unified Communications market, Contact Centers and Hosted Services markets.

Our revenues from services in the year ended December 31, 2014 increased by 29.6% to $33.0 million, or approximately 22% of total revenues, from $25.5 million, or 19% of total revenues, in the year ended December 31, 2013. The increase in revenues from services was driven by the growth in support services related to the increase in revenues from networking products and by the growth in professional services.

Cost of Revenues and Gross Profit. Gross profit increased to $89.0 million in the year ended December 31, 2014 from $78.7 million in the year ended December 31, 2013. Gross profit as a percentage of revenues was 58.7% in the year ended December 31, 2014, compared to 57.3% in the year ended December 31, 2013.

Cost of revenues from products increased by 4.5% to $54.3 million in the year ended December 31, 2014 from $52.0 million in the year ended December 31, 2013. This increase is primarily attributable to an increase in the procurement of materials, in line with the increase in revenues from products. Gross margin percentage for sales of products increased to 54% in the year ended December 31, 2014 from 53% in the year ended December 31, 2013.

Cost of revenues from services increased by 25.5% to $8.2 million the year ended December 31, 2014 from $6.6 million in the year ended December 31, 2013. This increase is primarily attributable to higher support personnel expenses associated with providing services and implementation of our products with service providers as well as enterprise customers. In the year ended December 31, 2014, the gross margin for sales of services increased to 75% from 74% in the year ended December 31, 2013. In the year ended December 31, 2014, expenses included in cost of revenues related to stock-based compensation were $89,000 compared to $62,000 in the year ended December 31, 2013.

Research and Development Expenses, net. Research and development expenses were $32.3 million in the year ended December 31, 2014 and $28.2 million in the year ended December 31, 2013. As a percentage of total revenues, these expenses were 21.3% in the year ended December 31, 2014 and 20.5% in the year ended December 31, 2013. Research and development expenses increased primarily as a result of adding personnel in connection with our continued development of new products and as a result of the NIS appreciation against the U.S. dollar. In the year ended December 31, 2014, expenses included in research and development expenses related to stock-based compensation were $585,000, compared to $408,000 in the year ended December 31, 2013. Grants recognized from the OCS were $3.9 million in the year ended December 31, 2014, compared to $2.8 million in the year ended December 31, 2013.

Selling and Marketing Expenses. Selling and marketing expenses increased 15.9% in the year ended December 31, 2014 to $45.5 million from $39.3 million in the year ended December 31, 2013 and increased as a percentage of total revenues to 30.0% in the year ended December 31, 2014 from 28.6% in the year ended December 31, 2013. These expenses increased on an absolute basis as a result of an increase in our sales force and marketing activities. In the year ended December 31, 2014, expenses included in selling and marketing expenses related to stock-based compensation were $1,105,000 compared to $625,000 in the year ended December 31, 2013.

General and Administrative Expenses. General and administrative expenses decreased 9.2% to $7.7 million in the year ended December 31, 2014 from $8.5 million in the year ended December 31, 2013. As a percentage of revenues, general and administrative expenses decreased to 5.1% in the year ended December 31, 2014 from 6.2% in the year ended December 31, 2013. In the year ended December 31, 2014, expenses included in general and administrative expenses related to stock-based compensation were $767,000, compared to $606,000 in the year ended December 31, 2013.

Financial Income (Expenses), Net. Financial expenses, net, in the year ended December 31, 2014 were $196,000, compared to financial income, net of $96,000 in the year ended December 31, 2013. The increase in financial expenses, net in the year ended December 31, 2014 was due to lower interest income recorded with respect to our bank deposits and due to fluctuations in the NIS/U.S. dollar exchange rate which were partially offset by lower expenses recorded with respect to interest on our bank loans and financial income with respect to our marketable securities.

Income Tax Benefit (Expense), Net. We had a net income tax expenses of $3.4 million in the year ended December 31, 2014 compared to net income tax benefit of $1.4 million in the year ended December 31, 2013. The net income tax benefit in the year ended December 31, 2013 is a result of a tax benefit of $1.8 million relating to the available net carry-forward tax losses based on expectations of generating taxable income in the foreseeable future, which enable us to partially utilize the valuation allowance which we recorded in the past against deferred tax assets, and an increase of tax rates. The increase in the net income tax expenses the year ended December 31, 2014 is primarily a result of utilization of deferred tax assets.

Equity in Losses of Affiliated Company, Net. Equity in losses of affiliated company, net was $21,000 in the year ended December 31, 2013. In May 2013, we acquired certain assets of our affiliated company, Mailvision. After the closing of this acquisition, Mailvision ceased operations and, as a result, there were no losses recorded with respect to this company.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation in Israel adjusted for the devaluation:

	Israeli	NIS	Israeli inflation
	inflation	devaluation	adjusted for
Year Ended	rate	rate	devaluation
December 31,	%	%	%

2013	1.9	(7.0)	(8.9)
2014	(0.1)	12.0	12.1
2015	(1.0)	0.3	1.3

Recently Issued Accounting Pronouncements

See Note 2ab to our Consolidated Financial Statements included elsewhere in this Annual Report.

B.	LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations for the last three years primarily from our cash and cash equivalents, bank deposits, bank borrowings and cash from operations. In addition, in March 2014 we realized net proceeds of approximately $29.7 million as a result of the sale by us of ordinary shares in a public offering (see “Public Offering” below).

As of December 31, 2015, we had $80.4 million in cash and cash equivalents, marketable securities and bank deposits, a decrease of $5.3 million from $85.7 million at December 31, 2014. As of December 31, 2015, we were restricted with respect to using approximately $8.4 million of our cash as a result of provisions in our loan agreements, a lease agreement and foreign exchange derivatives transactions.

Public Offering

In March 2014, we sold in a public offering 4,025,000 of our ordinary shares, including 525,000 shares sold pursuant to the exercise in full of an over-allotment option granted to the underwriters, at a purchase price of $8.00 per share. Our net proceeds from this offering were approximately $29.7 million, after deducting underwriting commissions and other offering expenses.

Share Repurchase Program

In August 2014, our Board of Directors approved a program to repurchase up to $3.0 million of our ordinary shares. In November 2014, we received court approval in Israel to repurchase up to an additional $15.0 million of our ordinary shares. In each of May 2015 and January 2016, the court approved an additional $15.0 million in share repurchases. Share purchases have and will take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume or other factors. The repurchase program does not require us to purchase a specific number of shares and may be suspended from time to time or discontinued. During the year ended December 31, 2015, we acquired an aggregate of 4,762,529 of our ordinary shares for approximately $19.5 million. During the year ended December 31, 2014, we acquired an aggregate of 1,048,891 of our ordinary shares for approximately $5.3 million.

Senior Convertible Notes

In November 2004, we issued $125.0 million aggregate principal amount of our 2.00% Senior Convertible Notes due 2024. The Notes were convertible at a rate of $18.71 per share, subject to adjustment in certain circumstances, such as changes in our capital structure or upon the issuance by us of share dividends or certain cash distributions. As of December 31, 2013, there was a total of $353,000 in principal amount of the Notes outstanding as we repurchased all of the other Notes during 2008 and 2009. During the year ended December 31, 2014, we repurchased the full remaining principal amount of the Notes.

Bank Loans

In September and December 2011, we entered into loan agreements with two Israeli banks that provided for borrowings of an aggregate principal amount of $23.8 million. Certain amounts of these loans were required to be maintained as compensating bank deposits that decrease as the loans are repaid. The loans bear interest at an annual rate equal to LIBOR plus 2.1%-4.35% with respect to $19.9 million of the original principal amount of these loans. The remaining $3.9 million principal amount of these loans bears interest at 0.5% above interest paid with respect to the bank deposit. Of these borrowings, $19.9 million of the principal amount borrowed is repayable in 20 equal quarterly payments and the remaining $3.9 million of principal amount is repayable in 10 equal semiannual payments through September 2017. As of December 31, 2015, there was $5.1 million principal amount of these loans outstanding.

In December 2015, we entered into another loan agreement with an Israeli commercial bank that provided loans in the total principal amount of $3.0 million and 3.0 million Euro. The loans bears interest at an annual rate equal to LIBOR plus 1%-2.5% and are repayable in 20 equal quarterly installments. As of December 31, 2015, there was $6.3 million principal amount of these loans outstanding.

As of December 31, 2015, we were required to maintain an aggregate of $5.6 million of compensating bank deposits with respect to our bank loans. The amount of the compensating balances we are required to keep decreases over time as we repay these loans.

The loan agreements require us, among other things, to meet certain financial covenants such as maintaining shareholders' equity, cash balances, and liabilities to banks at specified levels, as well as achieving certain levels of operating income.

Cash from Operating Activities

Our operating activities provided cash in the amount of $17.6 million in the year ended December 31, 2015, primarily due to a decrease of $5.6 million in trade receivables, $2.0 million in deferred tax assets and $1.8 million in other receivables and prepaid expenses, an increase of $3.8 million in deferred revenues and $2.4 million in other payables and accrued expenses, as well as non-cash charges of $3.0 million for depreciation and amortization and $2.4 million for stock-based compensation expenses, offset in part by an increase of $2.0 million in inventories, as well as a decrease of $3.0 million in trade payables. The deferred tax assets decreased as a result of utilization of these assets. Our deferred revenues increased due to the increase in the revenues from services and our trade receivables decreased primarily because of our lower sales volume in the year ended December 31, 2015, compared to the year ended December 31, 2014.

Our operating activities provided cash in the amount of $6.0 million in the year ended December 31, 2014, primarily due to a decrease of $2.9 million in deferred tax assets and an increase of $2.9 million in trade payables and $3.7 million in deferred revenues, as well as non-cash charges of $3.2 million for depreciation and amortization and $2.5 million for stock-based compensation expenses, offset in part by an increase of $4.7 million in trade receivables and $2.2 million in other receivables and prepaid expenses, as well as a decrease of $2.2 million in other payables and accrued expenses and other liabilities. The deferred tax assets decreased as a result of utilization of these assets. Our deferred revenues increased due to the increase in the revenues from services and our trade receivables increased primarily because of our higher sales volume in the year ended December 31, 2014, compared to the year ended December 31, 2013.

Our operating activities provided cash in the amount of $14.1 million in the year ended December 31, 2013, primarily due to our net income of $4.2 million, a decrease of $3.0 million in inventories and an increase of $2.6 million in other payables and accrued expenses, and $3.1 million in deferred revenues, as well as non-cash charges of $3.2 million for depreciation and amortization and $1.7 million for stock-based compensation expenses, offset in part by an increase of $2.3 million in trade receivables and $1.9 million in deferred tax assets. The deferred tax assets increased as a result of an increase in our net income tax benefit in the year ended December 31, 2013, relating to the available net carry forward tax losses based on expectations of generating taxable income in the foreseeable future. Our deferred revenues increased due to the increase in the revenues from services and our trade receivables increased primarily because of our higher sales volume in the year ended December 31, 2013, compared to the year ended December 31, 2012.

Cash from Investing Activities

In the year ended December 31, 2015, our investing activities provided cash in the amount of $4.3 million, due to proceeds from redemption of marketable securities of $2.7 million and of long-term bank deposits of $1.0 million, proceeds from sale of marketable securities of $2.6 million and a decrease in bank deposits, net of $2.0 million, offset by capital expenditures of $2.0 million and net cash paid for the acquisition of ACS of $2.0 million.

In the year ended December 31, 2014, we used $43.4 million of cash in investing activities, primarily due to purchase of marketable securities of $60.3 and capital expenditures of $2.5 million, offset in part, by proceeds from redemption of marketable securities of $15.4 million and of long-term bank deposits of $2.7 million , as well as a decrease in bank deposits, net of $1.5 million.

In the year ended December 31, 2013, our investing activities provided cash in the amount of $8.6 million, primarily due to the proceeds from marketable securities of $7.6 million and from long-term bank deposits of $2.6 million, as well as from a decrease in short-term deposits, net of $1.2 million, offset in part by capital expenditures of $1.6 million and an investment in an affiliated company of $1.2 million.

Cash from Financing Activities

In the year ended December 31, 2015, we used $17.8 million of cash in financing activities, primarily as a result of $19.5 million used to repurchase our shares and $4.7 million used for repayment of bank loans offset, in part, by $6.3 million in proceeds from bank loans.

In the year ended December 31, 2014, our financing activities provided cash in the amount of $21.5 million, primarily due to the $29.7 million of proceeds from the sale of our ordinary shares in a public offering and $2.2 million of proceeds from the issuance of shares upon exercise of stock options, offset, in part, by $4.7 million used for repayment of loans and $5.3 million used to repurchase our shares.

In the year ended December 31, 2013, we used $7.2 million of cash in financing activities primarily as a result of $8.4 million used for repayment of bank loans offset, in part, by $1.8 million in proceeds from issuance of shares upon exercise of stock options and purchases of shares under our employee stock purchase plan.

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

Research and Development

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing products and to develop new ones. We are developing analog and digital media gateways for carrier and enterprise applications, multi service business routers and session border controllers, IP phones, management and productivity applications, as well as specialized appliances for Microsoft Skype for Business such as SBA and CloudBond 365. Our platforms are expected to feature increased session capacity, new functionalities, enhanced signaling software and compliance with new control protocols, as well as new management and productivity applications. As of December 31, 2015, 248 of our employees were engaged primarily in research and development on a full-time basis.

Our research and development expenses, net were $28.0 million in the year ended December 31, 2015, compared to $32.3 million in the year ended December 31, 2014 and $28.2 million in the year ended December 31, 2013. From time to time we have received royalty-bearing grants from the OCS. As a recipient of grants from the OCS, we are obligated to perform all manufacturing activities for projects subject to the grants in Israel unless we receive an exemption. Know-how from the research and development which is used to produce products may not be transferred to third parties without the approval of the OCS and may further require significant payments. OCS approval is not required for the export of any products resulting from such research or development. Through December 31, 2015, we had obtained grants from the OCS aggregating $38.6 million for certain of our research and development projects. We are obligated to pay royalties to the OCS, amounting to 1.3%-6% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, if no additional payments are required, linked to the U.S. dollar and bearing interest at the rate of LIBOR at the time of grant. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required. As of December 31, 2015, we have contingent obligation to pay royalties in the amount of approximately $45.6 million.

In April 2014, the OCS approved our application to participate in a special three year OCS program to enable us to establish an advanced innovative research and development center for cloud computing technologies and Unified Communications. This research and development center was established in 2014. As a result, the amount of the grants that we received from the OCS increased in the year ended December 31, 2015 and is expected to increase in 2016.

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

E.	OFF-BALANCE SHEET ARRANGEMENTS

We do not have any “off-balance sheet arrangements” as this term is defined in Item 5E of Form 20-F.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2015, our contractual obligations were as follows (dollars in thousands):

	PAYMENTS DUE BY PERIOD
	LESS THAN	1-3	3-5	MORE THAN
	1 YEAR	YEARS	YEARS	5 YEARS	TOTAL
Bank loans	$5,338	$3,526	$2,506	$-	$11,370
Rent and lease commitments, net (1)	6, 076	12,939	10,617	16,370	46,002
Accrued severance pay, net (2)	-	-	-	-	291
Uncertain tax positions (3)	377	-	-	-	377
Payment to MailVision	228		-	-	228
Payment to ACS shareholders	-	2,494	615	-	3,109
Office of the Chief Scientist	-	-	-	45,563	45,563
Other commitments (4)	12,687	-	-	-	12,687

(1) Our obligation for rent and lease commitments as of December 31, 2015 was approximately $46.8 million. We have rent and lease income in the amount of approximately $835,000, leaving a net obligation of approximately $46.0 million.

(2) Our obligation for accrued severance pay under Israel’s Severance Pay Law as of December 31, 2015 was $16.4 million. This obligation is payable only upon termination, retirement or death of the respective employee. We have funded $16.1 million through deposits into severance pay funds, leaving a net obligation of approximately $291,000.

(3) Uncertain income tax position under ASC 740, “Income Taxes,” are due upon settlement and we are unable to reasonably estimate the ultimate amount of timing of settlement. See also Note 15f in our Consolidated Financial Statements for further information regarding our liability under ASC 740.

(4) Related to non-cancelable inventory purchase commitments.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information with respect to our directors, senior executive officers and key employees at March 25, 2016:

Name	Age	Position
Stanley B. Stern	58	Chairman of the Board of Directors
Shabtai Adlersberg	63	President, Chief Executive Officer and Director
Niran Baruch	45	Chief Accounting Officer
Lior Aldema	50	Chief Operating Officer and Head of Global Sales
Yair Hevdeli	51	Vice President, Research and Development
Eyal Frishberg	57	Vice President, Operations
Yehuda Herscovici	49	Vice President, Products
Nimrod Borovsky	44	Vice President, Marketing
Tal Dor	46	Vice President, Human Resources
Ofer Nimtsovich	47	Vice President, Global Services
Shaul Weissman	50	Vice President Business Development
Joseph Tenne(1)(2)(3)	60	Director
Dr. Eyal Kishon(1)(2)(3)(4)	56	Director
Doron Nevo(1)(2)(3)(4)	60	Director
Zehava Simon	57	Director

(1) Member of Audit Committee

(2) Member of Nominating Committee

(3) Member of Compensation Committee

(4) Outside Director under Israeli Law

Stanley Stern became a director and our Chairman of the Board in December 2012. From 2004 until 2013 Mr. Stern served in various positions at Oppenheimer & Co., including as a Managing Director and Head of Investment Banking, Technology, Israeli Banking and FIG. Since 2013, Mr. Stern has served as the president of Alnitak Capital, a private merchant bank and strategic advisory firm. From 2002 until 2004, he was a Managing Director and the Head of Investment Banking at C.E. Unterberg, Towbin where he focused on technology and defense related sectors. From January 2000 until January 2002, Mr. Stern was the President of STI Ventures Advisory USA Inc., a venture capital firm focusing on technology investments. Prior to his term at STI Ventures, he spent over 20 years at CIBC Oppenheimer in the investment banking department and started the technology banking group in 1990. From 2002 until 2012, Mr. Stern served as the Chairman of the Board of Directors of Tucows, Inc., an internet service provider that is public traded company on AMEX, and, from 2012 until 2013, he served as a Director of Tucows. From 2012 until February 2014, he served as a director of Given Imaging Ltd., a manufacturer of medical devices, until Given Imaging was acquired by another company. From 2004 until 2009, he served as a director of Odimo Inc. (DBA Diamond.com), an online jewelry vendor. From 2005 until its sale in 2011, he served as a director and Chairman of the Audit Committee of Fundtech Ltd. From February 2015 Mr. Stern served as a director at SodaStream International Ltd. and as from February 2015 Mr. Stern is serving as the Chairman of the Board at SodaStream International Ltd. Mr. Stern received his MBA from Harvard Business School and a BS from Queens College.

Shabtai Adlersberg co-founded AudioCodes in 1993, and has served as our President, Chief Executive Officer and a director since inception. Until December 2012, Mr. Adlersberg also served as the Chairman of our Board of Directors. Mr. Adlersberg co-founded DSP Group, a semiconductor company, in 1987. From 1987 to 1990, Mr. Adlersberg served as the Vice President of Engineering of DSP Group, and from 1990 to 1992, he served as Vice President of Advanced Technology. As Vice President of Engineering, Mr. Adlersberg established a research and development team for digital cellular communication which was spun-off in 1992 as DSP Communications. Mr. Adlersberg also serves as Chairman of the Board of Directors of Natural Speech Communication Ltd. and as a director of CTI Squared Ltd. Mr. Adlersberg holds a M.Sc. in Electronics and Computer Engineering from Tel Aviv University and a B.Sc. in Electrical Engineering from the Technion-Israel Institute of Technology, or the Technion.

Niran Baruch became our Chief Accounting Officer in May 2015. He joined AudioCodes in 2005 as Director of Finance and became Vice President of Finance in 2011 responsible for the management of the finance department. Mr. Baruch has over 15 years of experience with Nasdaq traded public companies, and is a Certified Public Accountant (CPA) with a BA in Business Management and Accounting.

Lior Aldema has served as Chief Operating Officer (“COO”) since January 2010, and as our COO and Head of Global Sales since April 2012. Previously, he served as our Vice President, Product Management from 2002 until 2009, as well as our Vice President Marketing from February 2003 until 2009. He has been employed by us since 1998, when he was team leader and later headed our System Software Group in our research and development department. Prior to 1998, Mr. Aldema served as an officer in the Technical Unit of the Intelligence Corps of the Israeli Defense Forces (Major), heading both operational units and large development groups related to various technologies. Mr. Aldema holds an M.B.A. from Tel Aviv University and a B.Sc. from the Technion.

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

Nimrod Borovsky has served as our Vice President, Marketing since October 2013 and heads the strategic global marketing and business development efforts with AudioCodes partners and channels. From January 2013 until October 2013, Mr. Borovsky served as our Vice President of Unified Communications. Mr. Borovsky has been with AudioCodes since 2005 and has served in numerous product, marketing and business development positions with us. He has worked in telecom and VoIP markets for approximately 20 years. Prior to joining AudioCodes, Mr. Borovsky spent eight years at VocalTec Communications where he served in several positions in research and development, product management and marketing. Mr. Borovsky holds a B.Sc. degree in Electrical Engineering from the New Jersey Institute of Technology, and a M.Sc. degree in Biomedical Engineering from Tel Aviv University.

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

Joseph Tenne has served as one of our directors since June 2003. Mr. Tenne serves as the Vice President Finance of Itamar Medical Ltd., an Israeli company listed on the Tel Aviv Stock Exchange. Mr. Tenne serves as a director of Enzymotec Ltd., an Israeli company listed on NASDAQ, Orbothech Ltd., an Israeli company listed on NASDAQ, MIND CTI Ltd., an Israeli company listed on NASDAQ, and Ratio Oil Explorations (Finance) Ltd., an Israeli company listed on the Tel Aviv Stock Exchange. From March 2014 to July 2014, Mr. Tenne served as the Chief Financial Officer of Orgenesis Inc., a U.S. company traded on the Over-The-Counter QB market. From March 2005 until April 2013, Mr. Tenne served as the Chief Financial Officer of Ormat Technologies, Inc., a company listed on the New York Stock Exchange. From January 2006 until April 2013, Mr. Tenne also served as the Chief Financial Officer of Ormat Industries Ltd., an Israeli holding company listed on the Tel-Aviv Stock Exchange and the parent company of Ormat Technologies, Inc. From 2003 to 2005, Mr. Tenne was the Chief Financial Officer of Treofan Germany GmbH & Co. KG, a German company, which is engaged in the development, production and marketing of oriented polypropylene films. From 1997 until 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel and a member of PricewaterhouseCoopers International Limited. Mr. Tenne holds a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

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

Zehava Simon was appointed a director in February 2014. Ms. Simon served as a Vice President of BMC Software Inc. from 2000 until September 2013, most recently as Vice President, Corporate Development. From 2002 to 2011, Ms. Simon served as Vice President and General Manager of BMC Software in Israel. Prior to joining BMC Software, Ms. Simon held a number of executive positions at Intel Corporation. In her last position at Intel, she led Finance and Operations and Business Development for Intel in Israel. Ms. Simon has served as a board member of various companies, including Tower Semiconductor from 1999-2004, M-Systems from 2005-2006 and InSightec from 2005-2012. Ms. Simon is also a board member at Nova Measuring Instruments Ltd, Amiad Water System Ltd. and Nice Statements Ltd Ms. Simon holds a bachelor’s degree in Social Sciences from the Hebrew University, a law degree (LL.B.) from the Interdisciplinary Center in Herzlia and a master's degree in Business and Management from Boston University.

B.	COMPENSATION

The table and summary below outline the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2015. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, discretionary and non-equity incentive bonuses, equity-based compensation, payments accrued or paid in connection with retirement or termination of employment, and personal benefits and perquisites such as car, phone and social benefits paid to or earned by each Covered Executive during the year ended December 31, 2015.

Name and Principal Position	Salary ($)	Bonus ($) (1)	Equity-Based Compensation ($) (2)	All Other Compensation ($) (3)	Total ($)
Shabtai Adlersberg – CEO	$308,629	$125,727	$379,775	$173,210	$987,341
Lior Aldema - COO and Head of Global Sales	$246,903	$61,726	$174,150	$66,779	$549,558
Yair Hevdeli – VP R&D	$181,319	$16,460	$35,400	$76,338	$309,517
Ofer Nimtsovich – VP Global Services	$154,314	$64,298	$35,400	$48,106	$302,118
Yehuda Herscovici – VP Products	$176,844	-	$53,100	$65,521	$295,465

(1)	Amounts reported in this column represent annual incentive bonuses granted to the Covered Executives based on performance-metric formulas set forth in their respective employment agreements.
(2)	Amounts reported in this column represent the grant date fair value computed in accordance with accounting guidance for stock-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 2(u) to our consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2015.
(3)	Amounts reported in this column include personal benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the respective Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurance and benefits, risk insurance (e.g., life insurance or work disability insurance), telephone expense reimbursement, convalescence or recreation pay, relocation reimbursement, payments for social security, and other personal benefits and perquisites consistent with the Company’s guidelines. All amounts reported in the table represent incremental cost to the Company.

The aggregate direct remuneration paid during the year ended December 31, 2015 to the 16 persons who served in the capacity of director, senior executive officer or key employee during 2015 was approximately $3.4 million, including approximately $430,000 which was set aside for pension and retirement benefits. The compensation amounts do not include amounts expended by us for automobiles made available to our officers, expenses (including business, travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

We currently pay each of our non-employee directors an annual fee of $33,000 and a fee of $1,000 for each board meeting or committee meeting attended. In the event that a director attends a meeting by phone or a resolution is adopted by written consent, then the fee is reduced to 60% and 50% of the regular meeting fee, respectively. Such fees are in accordance with the rates prescribed by the Israeli Companies Law Regulation for fees of outside directors. Only directors who are not officers receive compensation for serving as directors. Our director, Mr. Adlersberg, who also serves as our President and Chief Executive Officer, does not receive board meeting fees. Instead, he receives compensation in accordance with the terms of his employment agreement, a copy of which is filed as an exhibit to this Annual Report.

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

A summary of our stock option and restricted share units (“RSUs”) activity and related information for the years ended December 31, 2013, 2014 and 2015 for the persons who served in the capacity of director, senior executive or key employee officer during those years is as follows:

	2013		2014		2015
	Number	Weighted	Number	Weighted	Number	Weighted
	of	Average	of	Average	of	Average
	Options and RSUs	Exercise Price	Options and RSUs	Exercise Price	Options and RSUs	Exercise Price

Outstanding at the beginning of the year	(*) 1,548,496	$3.66	(*) 1,772,913	$3.72	(*) 1,994,425	$3.95

Granted	624,702	$4.13	512,939	$4.44	349,867	$2.22
Cancelled	(160,000)		(113,750)		-
Exercised	(280,285)	$1.95	(211,427)	$2.19	(119,244)	$1.13

Outstanding at the end of the year	1,732,913	$3.71	1,960,675	$3.96	2,225,048	$3.83

(*) Including outstanding options granted to new executive officer in previous years, prior to joining management.

As of December 31, 2015, options to purchase 1,098,716 ordinary shares were exercisable by the 16 persons who served as an officer or director during 2015 at an average exercise price of $4.15 per share. As of December 31, 2015, the 16 persons who served as an officer, director or key employee during 2015 held an aggregate of 245,122 RSUs.

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

Internal Auditor

Under the Companies Law, our board of directors is also required to appoint an internal auditor proposed by the audit committee. The internal auditor may be our employee, but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of our independent accounting firm. The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure. Corpocheck Global has been our internal auditor since May 2015.

Board Classes

Pursuant to our articles of association, our directors, other than our outside directors, are classified into three classes (classes I, II and III). The members of each class of directors and the expiration of his or her current term of office are as follows:

Zehava Simon	Class I	2016

Joseph Tenne	Class II	2017

Shabtai Adlersberg	Class III	2018

Stanley B. Stern	Class III	2018

Our outside directors under the Companies Law, Doron Nevo and Dr. Eyal Kishon, are not members of any class and serve in accordance with the provisions of the Companies Law. Mr. Nevo’s term ends in 2018 and Dr. Kishon’s term ends in 2017.

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

D.	EMPLOYEES

We had the following number of employees as of December 31, 2013, 2014 and 2015 in the areas set forth in the table below:

	As of December 31,
	2013	2014	2015
Research and development	248	266	248
Sales and marketing, technical service and support	248	272	276
Operations	84	86	82
Management and administration	37	37	35
	617	661	641

Our employees were located in the following areas as of December 31, 2013, 2014 and 2015.

	As of December 31,
	2013	2014	2015
Israel	382	413	397
United States	121	125	113
Europe	31	34	38
Far East	69	74	80
Latin America	14	15	13
	617	661	641

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

E.	SHARE OWNERSHIP

The following table sets forth the share ownership and outstanding number of options of our directors and officers as of March 25, 2016.

Total Shares
	Beneficially	Percentage of	Number of
Name	Owned	Ordinary Shares	Options

Shabtai Adlersberg	4,855,304	13.2%	571,338
Stanley B. Stern	*		*
Ofer Segev	*		*
Lior Aldema	*		*
Yair Hevdeli
Jeffrey Kahn	*		*
Eyal Frishberg	*		*
Yehuda Herscovici	*		*
Nimrod Borovsky	*		*
Tal Dor	*		*
Ofer Nimtsovich	*		*
Shaul Weissman
Joseph Tenne	*		*
Dr. Eyal Kishon	*		*
Doron Nevo	*		*
Zehava Simon	*		*

* Less than one percent.

Our officers and directors have the same voting rights as our other shareholders.

The following table sets forth information with respect to the options to purchase our ordinary shares held by Mr. Adlersberg as of March 25, 2016.

Number of		Exercise
Options	Grant Date	Price	Exercised	Cancelled	Vesting	Expiration Date

123,456	December 14, 2010	$5.83	-	-	4 years	December 14, 2017
122,201	December 14, 2011	$3.66	-	-	4 years	December 14, 2018
113,876	December 14, 2012	$3.02	-	-	4 years	December 14, 2019
116,031	December 14, 2013	$6.69	-	-	4 years	December 14, 2020
127,829	December 14, 2014	$4.60	-	-	4 years	December 14, 2021
114,275	December 14, 2015	$4.03	-	-	4 years	December 14, 2022

The following table sets forth information with respect to the RSUs granted to Mr. Adlersberg as of March 25, 2016. These RSUs vest quarterly over a four-year period from the date of grant, subject to his continuing service to us.

Number of
RSUs	Grant Date	Issued

40,269	December 14, 2009	40,269
41,152	December 14, 2010	41,152
40,734	December 14, 2011	40,734
37,959	December 14, 2012	30.843
38,671	December 14, 2013	21,752
42,610	December 14, 2014	13,317
38,092	December 14, 2015	2,381

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

Under our equity incentive plan, we may grant our directors, officers and employees restricted shares, restricted share units and options to purchase our ordinary shares under Section 102. We may also grant other persons awards under our equity incentive plan. However, such other persons (controlling shareholders and consultants) will not enjoy the tax benefits provided by Section 102. The total number of ordinary shares that were originally available for grant under the 2008 Plan was 2,009,122, which was increased during the years to 8,009,122. This number is reduced by one share for each equity grant we make under the 2008 Plan. During 2015, options to purchase 648,275 ordinary shares and 174,518 restricted share units were granted under the 2008 Plan. As of December 31, 2015, 2,192,345 ordinary shares remained available for grant under the 2008 Plan. As of December 31, 2015 there are 3,670,134 options to purchase ordinary shares and 298,923 restricted share units outstanding under the plan.

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

To our knowledge, (A) we are not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government and (B) there are no arrangements, the operation of which may at a subsequent date result in a change in control of AudioCodes. The following table sets forth, as of March 25, 2016 the number of our ordinary shares, which constitute our only outstanding voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding ordinary shares, and (ii) all of our directors and senior executive officers as a group.

Identity of Person or
Group	Amount Owned	Percent of Class
Shabtai Adlersberg(1)	5,426,643	14.7%
Leon Bialik(2)	4,019,322	10.9%
Senvest Management, LLC(3)	3,102,709	8.4%
All directors and senior executive officers as a group (16 persons) (4)	6,024,461	16.4%

(1)	Includes options to purchase 571,338 shares, exercisable within 60 days of March 25, 2016

(2)	The information is derived from a statement on Schedule 13G/A, dated February 1, 2016, of Leon Bialik filed with the Securities and Exchange Commission.

(3)	The information is derived from a statement on Schedule 13G/A, dated February 12, 2016, of Senvest Management, LLC (“Senvest”) and Richard Mashaal (“Mashaal”) filed with the Securities and Exchange Commission. Such Schedule 13G/A reflected (i) sole voting and dispositive power as to zero (0) Ordinary Shares, and shared voting and dispositive power as to 3,102,709 Ordinary Shares, by Mashaal and (ii) sole voting and dispositive power as to zero (0) Ordinary Shares, and shared voting and dispositive power as to 3,102,709 Ordinary Shares, by Senvest. Mashaal, in his capacity as the managing member of Senvest, has voting or dispositive power as to all Ordinary Shares owned by Senvest’s investment vehicles.

(4)	Includes 1,164,157 ordinary shares which may be purchased pursuant to options exercisable within sixty days following March 25, 2016 and 5,000 ordinary shares issuable pursuant to restricted share units that vest within 60 days of March 25, 2016.

Mr. Adlersberg held 14.2% of our ordinary shares as of December 31, 2015 as compared to 12% of our ordinary shares as of December 31, 2014 and 13.4% of our ordinary shares as of December 31, 2013.

Mr. Bialik held 10.6% of our ordinary shares as of December 31, 2015 as compared to 9.3% of our ordinary shares as of December 31, 2014 and 10.1% of our ordinary shares as of December 31, 2013.

Senvest Management, LLC (formerly Rima Senvest Management LLC) held 8.2% of our ordinary shares as of December 31, 2015 as compared to 4.6% of our ordinary shares as of December 31, 2014 and 6.4% of our ordinary shares as of December 31, 2013.

As of March 25, 2016, there were approximately 16 holders of record of our ordinary shares in the United States, although we believe that the number of beneficial owners of the ordinary shares is significantly greater. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

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

No significant change has occurred since December 31, 2015, except as otherwise disclosed in this Annual Report.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS UPDATE ALL TABLES AND DISCLOSURE IN THIS SECTION

Our ordinary shares are listed on the NASDAQ Global Select Market and the TASE under the symbol “AUDC.”

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by the NASDAQ Global Select Market.

	Price Per Share
Calendar Year	High	Low
2015	$5.58	$2.69
2014	$9.12	$4.11
2013	$7.62	$3.02
2012	$4.25	$1.20
2011	$8.07	$2.28

	Price Per Share
Calendar Period	High	Low
2016
First quarter (through March 25, 2016)	$4.77	$3.66

2015
Fourth Quarter	$4.53	$3.13
Third Quarter	$3.42	$2.69
Second Quarter	$5.25	$3.08
First quarter	$5.58	$4.47

2014
Fourth quarter	$5.04	$4.11
Third quarter	$7.35	$4.77
Second quarter	$7.49	$5.29
First quarter	$9.12	$6.60

	Price Per Share
Calendar Month	High	Low
2016
February	$4.52	$3.69
January	$4.35	$3.66

2015
December	$4.53	$3.90
November	$4.43	$3.39
October	$3.64	$3.13
September	$3.39	$3.12

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by The Tel Aviv Stock Exchange. All share prices shown in the following table are in NIS. As of December 31, 2015, the exchange rate was equal to approximately NIS 3.902 per U.S. $1.00.

	Price Per Share
Calendar Year	High		Low
2015	NIS	22.50	NIS	10.01
2014	NIS	32.24	NIS	15.88
2013	NIS	26.48	NIS	11.37
2012	NIS	15.99	NIS	5.44
2011	NIS	29.51	NIS	8.65

Calendar Period	Price Per Share
2016
First quarter (through March 25, 2016)	NIS	18.74	NIS	14.76

2015
Fourth quarter	NIS	17.39	NIS	12.19
Third quarter	NIS	13.64	NIS	10.01
Second quarter	NIS	20.02	NIS	12.36
First quarter	NIS	22.50	NIS	17.26

2014
Fourth quarter	NIS	19.64	NIS	15.88
Third quarter	NIS	25.40	NIS	17.20
Second quarter	NIS	26.01	NIS	18.42
First quarter	NIS	32.24	NIS	23.40

	Price Per Share
Calendar Month	High		Low
2016
February	NIS	17.35	NIS	15.12
January	NIS	17.02	NIS	14.76

2015
December	NIS	17.39	NIS	15.24
November	NIS	16.97	NIS	13.01
October	NIS	13.95	NIS	12.19
September	NIS	13.29	NIS	12.00

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

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

Share Capital

Our authorized share capital consists of NIS 1,025,000 divided into 100,000,000 ordinary shares, nominal value NIS 0.01 per share, and 2,500,000 preferred shares, nominal value NIS 0.01 per share. As of March 25, 2016, we had 36,818,919 ordinary shares outstanding (which does not include 18,256,461 treasury shares) and no preferred shares outstanding.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income. As of 2016, the corporate tax rate is 25% (in 2014 and 2015, the corporate tax rate was 26.5%). However, the effective tax rate payable by a company that qualifies as an Industrial Company that derives income from an Approved Enterprise, a Beneficiary Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

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

Tax Benefits Prior to the 2005 Amendment

An investment program that is implemented in accordance with the provisions of the Investment Law prior to the 2005 Amendment, referred to as an “Approved Enterprise,” is entitled to certain benefits. A company that wished to receive benefits as an Approved Enterprise must have received approval from the Investment Center of the Israeli Ministry of Economy (formerly the Ministry of Industry, Trade and Labor), Trade and Labor, or the Investment Center. Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

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

The funds available for OCS funding out of the annual budget of the State of Israel have been reduced in the past and may be further reduced in the future. We cannot predict whether, if at all, we would be entitled to any future funding or the amounts of any such funding. In return for the Israel government’s participation payments in programs approved by the OCS, we are obligated to pay royalties at a rate of 1.3% to 6% of sales of developed products until the OCS is repaid in full. As of December 31, 2015, we have a contingent obligation to pay royalties in the amount of approximately $45.6 million. We may, in the future, apply for additional OCS funding.

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

This summary does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders by reason of their particular circumstances, including potential application of the U.S. federal alternative minimum tax, or any aspect of state, local or non-U.S. federal tax laws or U.S. federal tax laws other than U.S. federal income tax laws. In addition, this summary is directed only to U.S. Holders that hold our ordinary shares as “capital assets” within the meaning of Section 1221 of the Code and does not address the considerations that may be applicable to particular classes of U.S. Holders, including U.S. expatriates, financial institutions, regulated investment companies, real estate investment trusts, pension funds, insurance companies, broker-dealers, tax-exempt organizations, grantor trusts, partnerships or other pass-through entities, partners or other equity holders in partnerships or other pass-through entities, holders whose functional currency is not the U.S. dollar, holders who have elected mark-to-market accounting, holders who acquired our ordinary shares through the exercise of options or otherwise as compensation for the performance of services, holders who hold our ordinary shares as part of a “straddle,” “hedge” or “conversion transaction,” holders selling our ordinary shares short, holders deemed to have sold our ordinary shares in a “constructive sale,” and holders, directly, indirectly or through attribution, of 10% or more (by vote or value) of our outstanding ordinary shares. If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the U.S. federal income tax consequences relating to an investment in our ordinary shares will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor regarding the U.S. federal income tax consequences of acquiring, owning and disposing of our ordinary shares in its particular circumstances.

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

We must make a separate determination each taxable year as to whether we are a PFIC. As a result, our PFIC status may change from year to year. Based on the composition of our gross income and the composition and value of our gross assets for each taxable year from 2004 through 2015, we do not believe that we were a PFIC during any of such tax years. It is likely, however, that under the asset valuation method described in the legislative history of the 1997 Act, we would have been classified as a PFIC for each of 2001, 2002 and 2003 primarily because (a) a significant portion of our assets consisted of the remaining proceeds of our two public offerings of ordinary shares in 1999, and (b) the public market valuation of our ordinary shares during such years was relatively low. There can be no assurance that we will not be deemed a PFIC for the current tax year or any future tax year in which, for example, the value of our assets, as measured by the public market valuation of our ordinary shares, declines in relation to the value of our passive assets (generally, cash, cash equivalents and marketable securities). If we are treated as a PFIC with respect to a U.S. Holder for any tax year, the U.S. Holder will be deemed to own ordinary shares in any of our subsidiaries that are also PFICs.

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

We are exposed to financial market risk associated with changes in foreign currency exchange rates. To mitigate these risks, we use derivative financial instruments. The majority of our revenues and expenses are generated in U.S. dollars. A portion of our expenses, however, is denominated in NIS. In order to protect ourselves against the volatility of future cash flows caused by changes in foreign exchange rates, we use currency forward contracts and currency options. We hedge the part of our forecasted expenses denominated in NIS. If our currency forward contracts and currency options meet the definition of a hedge, and are so designated, changes in the fair value of the contracts will be offset against changes in the fair value of the hedged assets or liabilities through earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change. Our hedging program reduces, but does not eliminate, the impact of foreign currency rate movements and due to the general economic slowdown along with the devaluation of the dollar, our results of operations may be adversely affected. Without taking into account the mitigating effect of our hedging activity, a 10% decrease in the U.S. dollar exchange rates in effect for the year ended December 31, 2015 would cause a decrease in net income of approximately $5 million.

We are subject to market risk from exposure to changes in interest rates relating to borrowings under our loan agreements. The interest rate on these borrowings is based on LIBOR. Based on our the scheduled amount of these borrowings to be outstanding in 2015, we estimate that each 100 basis point increase in our borrowing rates would result in additional interest expense to us of approximately $87,000.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Vice President Finance and Chief Accounting Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in 13a-15(e) under the Securities Exchange Act) as of December 31, 2015. Based on this evaluation, our Chief Executive Officer and Vice President Finance and Chief Accounting Officer have concluded that, as of such date, our disclosure controls and procedures were (i) designed to ensure that material information relating to us, including our consolidated subsidiaries, is made known to our management, including our Chief Executive Officer and Vice President Finance and Chief Accounting Officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared and (ii) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and our Vice President Finance and Chief Accounting Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

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

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2015 based on the framework for Internal Control - Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on our assessment under that framework and the criteria established therein, our management concluded that the Company’s internal control over financial reporting were effective as of December 31, 2015.

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

We have adopted a Code of Conduct and Business Ethics that applies to our chief executive officer, Vice President Finance and Chief Accounting Officer and other senior financial officers. This Code has been posted on our website, www.audiocodes.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has served as our independent public accountants for each of the years in the three-year period ended December 31, 2015. The following table presents the aggregate fees for professional audit services and other services rendered by Kost Forer Gabbay & Kasierer in 2014 and 2015.

	Year Ended December 31, (Amounts in thousands)
	2014	2015
Audit Fees	$365	$370
Audit Related Fees	63	56
Tax Fees	92	116
Total	$520	$542

Audit Fees consist of fees billed for the annual audit of the company’s consolidated financial statements and the statutory financial statements of the company. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include services rendered for the integrated audit over internal controls as required under Section 404 of the Sarbanes-Oxley Act applicable in 2014 and 2015, the provision of consents and the review of documents filed with the SEC.

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

During 2015, no services provided to AudioCodes by Kost Forer Gabbay & Kasierer were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. We approve all such compensation by the audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2015 we repurchased a total of additional 4,762,529 of our ordinary shares for an aggregate consideration of approximately $19.5 million, as set forth below:

Period	(a) Total Number of Ordinary Shares Purchased (1)	(b) Average Price Paid per Ordinary Share (2)	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Program	(d) Approximate Dollar Value of Shares That May Yet be repurchased under the Program
				12,732,991
January 1 – January 31, 2015	395,097	4.93	395,097	10,774,243
February 1 – February 28, 2015	179,272	5.19	179,272	9,837,970
March 1 – March 31, 2015	464,757	5.03	464,757	7,484,228
April 1 – April 30, 2015	467,193	4.84	467,193	5,208,309
May 1 – May 31, 2015	362,305	4.34	362,305	18,626,505
June 1 – June 30, 2015	619,460	3.56	619,460	16,404,253
July 1 – July 31, 2015	285,615	3.19	285,615	15,484,825
August 1 – August 31, 2015	519,829	3.18	519,829	13,818,720
September 1 – September 30, 2015	324,447	3.29	324,447	12,742,251
October 1 – October 31, 2015	288,448	3.45	288,448	11,739,683
November 1 – November 30, 2015	405,714	3.98	405,714	10,112,967
December 1 – December 31, 2015	450,392	4.20	450,392	8,210,012
Total in 2015	4,762,569	4.07	4,762,569	8,210,012

(1) On August 7, 2014, we announced that our Board had authorized a program to repurchase up to $3 million of our ordinary shares. In November 2014, we received court approval in Israel to repurchase up to an additional $15 million of our ordinary shares and in May 2015, we received court approval in Israel to repurchase up to an additional $15 million of our ordinary shares. The Israeli court generally limits its approval to six months from the date of application. Consequently, although the program does not have a set end date it requires renewal each 6 months by submitting new court application based on the then prevailing facts. No shares were repurchased during 2015 other than through the repurchase program.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages 1 to 46 of the financial statements attached hereto.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit		Incorporated by Reference
No.	Document	Form	File No.	Date Filed

1.1‡	Memorandum of Association of Registrant.	F-1	333-10352	5/13/1999

1.2	Articles of Association of Registrant, as amended.	20-F (2011)	000-30070	4/19/2012

4.3	License Agreement between AudioCodes Ltd. and DSP Group, Inc., dated as of May 6, 1999.	F-1	333-10352	5/22/1999

4.12	Sublease Agreement between AudioCodes USA, Inc. and Continental Resources, Inc., dated December 30, 2003.	20-F (2003)	000-30070	6/30/2004

4.13	Addendum No. 2, dated November 6, 2013, to Sublease Agreement, dated December 30, 2003, between Continental Resources, Inc., as landlord, and AudioCodes USA Inc., as tenant.	6-K	000-30070	3/04/2014

4.13	Employment Agreement between AudioCodes Ltd. and Shabtai Adlersberg.	6-K	000-30070	11/12/2009

4.14	Amendment No. 1 to Employment Agreement between AudioCodes Ltd. and Shabtai Adlersberg.	6-K	000-30070	8/8/2013

4.15†	Building and Tenancy Lease Agreement, dated May 11, 2007, by and between Airport City Ltd. and AudioCodes Ltd.	20-F (2006)	000-30070	6/27/2007

4.16†	English Summary of Addendum, dated September 23, 2013, to Lease and Construction Agreement of November 14, 2000, between Airport City Ltd., as landlord and AudioCodes Ltd., as tenant.	6-K	000-30070	1/6/2014

4.17	AudioCodes Ltd. 2008 Equity Incentive Plan.	20-F (2008)	000-30070	6/30/2009

4.18	Amendment to AudioCodes Ltd. 2008 Equity Incentive Plan.	S-8	333-170676	11/18/2010

4.19	Amendment No. 2 to AudioCodes Ltd. 2008 Equity Incentive Plan.	S-8	333-190437	8/07/2013

4.21‡	Loan Requests, dated September 27, 2011, between First International Bank of Israel, as lender, and AudioCodes Ltd., as borrower.	20-F (2012)	000-30070	4/11/2013

4.22‡	Restated Undertaking Letter to First International Bank of Israel, dated May 6, 2008.	20-F (2012)	000-30070	4/11/2013

4.23‡	Amendments to Undertaking Letter to First International Bank of Israel, dated September 15, 2009, February 16, 2009, September 26, 2011, December 29, 2011 and July 23, 2012.	20-F (2012)	000-30070	4/11/2013

4.25‡	Secured Bond, dated July 14, 2008, delivered by AudioCodes Ltd., as borrower, in favor of Bank Mizrahi Tefahot Ltd., as lender.	20-F (2012)	000-30070	4/11/2013

4.26‡	Undertaking Letter to Bank Mizrahi Tefahot Ltd, dated December 12, 2011.	20-F (2012)	000-30070	4/11/2013

Exhibit		Incorporated by Reference
No.	Document	Form	File No.	Date Filed
4.27‡	Deed of Pledge of Rights, dated December 12, 2011, delivered by AudioCodes Ltd., as borrower, in favor of Bank Mizrahi Tefahot Ltd., as lender.	20-F (2012)	000-30070	4/11/2013

4.28‡	Amendment to Undertaking Letter to Bank Mizrahi Tefahot Ltd., dated July 23, 2012.	20-F (2012)	000-30070	4/11/2013

4.29‡	Loan Requests, dated September 27, 2011, between Bank Leumi Israel Ltd., as lender, and AudioCodes Ltd., as borrower.	20-F (2012)	000-30070	4/11/2013

4.30‡	Undertaking Letter to Bank Leumi Israel Ltd., dated December 12, 2011.	20-F (2012)	000-30070	4/11/2013

4.31‡	Amendment to Undertaking Letter to Bank Leumi Israel Ltd., dated July 24, 2012.	20-F (2012)	000-30070	4/11/2013

4.32	Form of Insurance, Indemnification and Exculpation Agreement between the Registrant and each of its directors and executive officers.	6-K	000-30070	11/10/2011

4.33	Form of AudioCodes Ltd. Executive Compensation Policy.	6-K	000-30070	08/08/2013

4.34*	Summary of Request For Receipt Of A Loan In Foreign Currency - The First International Bank Of Israel Ltd (“FIBI”)

8.1*	Subsidiaries of the Registrant.

12.1*	Certification of Shabtai Adlersberg, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Niran Baruch, Vice President Finance and Chief Accounting Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification by Vice President Finance and Chief Accounting Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

101.1*	Interactive Data Files (XBRL-Related Documents).

†	English summary of Hebrew original.
‡	English translation of Hebrew original.
*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

AUDIOCODES LTD.

By:	/s/ SHABTAI ADLERSBERG
Shabtai Adlersberg
President and Chief Executive Officer

Date: March 29, 2016

AUDIOCODES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

IN U.S. DOLLARS

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

AUDIOCODES LTD.

We have audited the accompanying consolidated balance sheets of AudioCodes Ltd. (the "Company") as of December 31, 2014 and 2015, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2014 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with United States generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 28, 2016 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 28, 2016	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

AUDIOCODES LTD.

We have audited AudioCodes Ltd.'s (the "Company") internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2014 and 2015 and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2015 and our report dated March 28, 2016 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 28, 2016	A Member of Ernst & Young Global

AUDIOCODES LTD.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2014	2015

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$14,797	$18,908
Short-term and restricted bank deposits	7,630	5,661
Short-term marketable securities and accrued interest	543	2,480
Trade receivables (net of allowance for doubtful accounts of $2,437 and $2,732 at December 31, 2014 and 2015, respectively)	31,056	25,622
Other receivables and prepaid expenses	6,244	4,405
Inventories	14,736	16,778

Total current assets	75,006	73,854

LONG-TERM ASSETS:
Long-term marketable securities	58,684	50,294
Long-term and restricted bank deposits and accrued interest	4,066	3,034
Deferred income tax assets	4,192	2,216
Severance pay funds	17,835	16,086

Total long-term assets	84,777	71,630

PROPERTY AND EQUIPMENT, NET	3,856	4,090

INTANGIBLE ASSETS, NET	2,996	4,024

GOODWILL	33,749	36,222

Total assets	$200,384	$189,820

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	December 31,
	2014	2015
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank loans and current maturities of long-term bank loans	$4,686	$5,338
Trade payables	10,111	7,304
Other payables and accrued expenses	15,758	17,951
Deferred revenues	10,233	12,885

Total current liabilities	40,788	43,478

LONG-TERM LIABILITIES:
Accrued severance pay	17,908	16,377
Long-term bank loans, net of current maturities	5,105	6,032
Deferred revenues and other liabilities	2,862	6,480

Total long-term liabilities	25,875	28,889

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 100,000,000 shares at December 31, 2014 and 2015; Issued: 54,785,756 and 55,009,730 shares at December 31, 2014 and 2015, respectively; Outstanding: 42,380,158 and 37,841,603 shares at December 31, 2014 and 2015, respectively	125	112
Additional paid-in capital	235,760	238,525
Treasury stock at cost- 12,405,598 and 17,168,127 shares at December 31, 2014 and 2015, respectively	(41,032)	(60,542)
Accumulated other comprehensive loss	(261)	(137)
Accumulated deficit	(60,871)	(60,505)

Total equity	133,721	117,453

Total liabilities and equity	$200,384	$189,820

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Year Ended December 31,
	2013	2014	2015

Revenues:
Products	$111,750	$118,561	$101,990
Services	25,482	33,018	37,769

Total revenues	137,232	151,579	139,759

Cost of revenues:
Products	51,996	54,349	47,227
Services	6,568	8,243	9,744

Total cost of revenues	58,564	62,592	56,971

Gross profit	78,668	88,987	82,788

Operating expenses:
Research and development, net	28,194	32,275	27,996
Selling and marketing	39,279	45,534	43,360
General and administrative	8,456	7,677	8,726

Total operating expenses	75,929	85,486	80,082

Operating income	2,739	3,501	2,706
Financial income (expenses), net	96	(196)	442

Income before taxes on income	2,835	3,305	3,148
Income tax benefit (expense), net	1,404	(3,391)	(2,782)
Equity in losses of an affiliated company	(21)	-	-

Net income (loss)	$4,218	$(86)	$366

Earnings (loss) per share - basic	$0.11	$(0.00)	$0.01
Earnings (loss) per share - diluted	$0.11	$(0.00)	$0.01

Weighted average number of shares used in computations of earnings (loss) per share:
Basic	38,241,258	42,285,919	40,178,292
Diluted	39,096,758	42,285,919	40,564,945

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
U.S. dollars in thousands

	Year Ended December 31,
	2013	2014	2015

Net income (loss)	$4,218	$(86)	$366

Other comprehensive income (loss) ("OCI") related to:
Change in unrealized loss on marketable securities:
Loss on marketable securities recognized in OCI	-	(388)	(35)
Loss on marketable securities recognized in income	-	-	13
Other comprehensive loss, related to unrealized loss on marketable securities	-	(388)	(22)

Change in unrealized gains (losses) on cash flow hedges:
Gain (loss) on derivatives recognized in OCI	1,292	(367)	374
Loss (gain) on derivatives (effective portion) recognized in income	(2,595)	494	(228)

Other comprehensive income (loss), related to unrealized gains (loss) on cash flow hedges	(1,303)	127	146

Other comprehensive income (loss)	(1,303)	(261)	124

Total comprehensive income (loss)	$2,915	$(347)	$490

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands

				Accumulated
		Additional		other
	Share	paid-in	Treasury	comprehensive	Accumulated	Total
	capital	capital	stock	income (loss)	deficit	equity

Balance as of January 1, 2013	$112	$197,653	$(35,768)	$1,303	$(65,003)	$98,297

Issuance of shares upon exercise of options and warrants	2	1,894	-	-	-	1,896
Stock-based compensation related to options and RSUs granted to employees and non-employees	-	1,701	-	-	-	1,701
Other comprehensive loss	-	-	-	(1,303)	-	(1,303)
Net income	-	-	-	-	4,218	4,218

Balance as of December 31, 2013	114	201,248	(35,768)	-	(60,785)	104,809

Purchase of treasury stock	(3)	-	(5,264)	-	-	(5,267)
Issuance of ordinary shares	12	29,732	-	-	-	29,744
Issuance of shares upon exercise of options and warrants	2	2,234	-	-	-	2,236
Stock-based compensation related to options and RSUs granted to employees and non-employees	-	2,546	-	-	-	2,546
Other comprehensive loss	-	-	-	(261)	-	(261)
Net loss	-	-	-	-	(86)	(86)

Balance as of December 31, 2014	$125	$235,760	$(41,032)	$(261)	$(60,871)	$133,721

Purchase of treasury stock	(13)	-	(19,510)	-	-	(19,523)
Issuance of shares upon exercise of options and warrants	*)	392	-	-	-	392
Stock-based compensation related to options and RSUs granted to employees and non-employees	-	2,373	-	-	-	2,373
Other comprehensive income	-	-	-	124	-	124
Net income	-	-	-	-	366	366

Balance as of December 31, 2015	$112	$238,525	$(60,542)	$(137)	$(60,505)	$117,453

*) Representing amount lower the $1.

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year Ended December 31,
	2013	2014	2015
Cash flows from operating activities:

Net income (loss)	$4,218	$(86)	$366
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,207	3,230	2,963
Amortization of marketable securities premiums and accretion of discounts, net	349	820	1,094
Realized loss on sale of marketable securities, net	-	-	13
Equity in losses of an affiliated company, net of interest on loans to an affiliated company	21	-	-
Stock-based compensation related to options and RSUs granted to employees and non-employees	1,701	2,546	2,373
Decrease in accrued interest on loans, marketable securities, convertible notes, and bank deposits	73	152	56
Decrease (increase) in deferred income tax assets	(1,946)	2,940	1,976
Decrease (increase) in trade receivables, net	(2,254)	(4,625)	5,575
Decrease (increase) in other receivables and prepaid expenses	110	(2,249)	1,777
Decrease (increase) in inventories	2,986	(925)	(2,013)
Increase (decrease) in trade payables	403	2,896	(2,987)
Increase (decrease) in other payables and accrued expenses and other liabilities	2,577	(2,114)	2,394
Increase in deferred revenues	3,138	3,595	3,758
Increase (decrease) in accrued severance pay, net	(495)	(223)	218

Net cash provided by operating activities	14,088	5,957	17,563

Cash flows from investing activities:

Net loans provided to an affiliated company	(1,211)	-	-
Purchase of marketable securities	-	(60,286)	-
Purchase of property and equipment	(1,586)	(2,539)	(1,976)
Proceeds from sale of marketable securities	-	-	2,557
Short-term and restricted bank deposits, net	1,229	1,471	1,969
Proceeds from redemption of marketable securities upon maturity	7,600	15,390	2,711
Proceeds from redemption of long-term bank deposits	2,623	2,685	1,032
Purchase of intangible asset	-	(100)	-
Net cash paid for acquisition of subsidiary	-	-	(1,960)

Net cash provided by (used in) investing activities	8,655	(43,379)	4,333

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year Ended December 31,
	2013	2014	2015
Cash flows from financing activities:

Purchase of treasury stock	-	(5,267)	(19,523)
Repayment of senior convertible notes	-	(338)	-
Repayment of long-term bank loans	(8,436)	(4,686)	(4,685)
Proceeds from bank loans	-	-	6,264
Contingent payment for acquisition of NSC non-controlling interest	(515)	-	-
Payment related to the acquisition of Mailvision	-	(233)	(233)
Proceeds from issuance of shares in a public offering, net	-	29,744	-
Proceeds from issuance of shares upon exercise of options and warrants	1,752	2,236	392

Net cash provided by (used in) financing activities	(7,199)	21,456	(17,785)

Increase (decrease) in cash and cash equivalents	15,544	(15,966)	4,111
Cash and cash equivalents at the beginning of the year	15,219	30,763	14,797

Cash and cash equivalents at the end of the year	$30,763	$14,797	$18,908

Supplemental disclosure of cash flow activities:

Cash paid during the year for income taxes	$429	$658	$301

Cash paid during the year for interest	$583	$415	$329

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

The Company operates through its wholly-owned subsidiaries in the United States, Europe, Asia, Latin America, Australia and Israel.

b.	Asset Purchase Agreement with Mailvision Ltd ("Mailvision"):

In May 2013, the Company acquired Mailvision, in which the Company held 29.2% of the outstanding share capital prior to the acquisition.

Pursuant to the acquisition agreement, the Company acquired certain assets and assumed certain liabilities of Mailvision. The acquisition was accounted for using the purchase method. The $3,434 in consideration for the acquisition was composed of the following amounts: (i) $221, which represented the present value of a payment of $233 payable on the anniversary date of the acquisition in 2014, which amount was paid in May 2014; (ii) $432, which represented the fair value of the estimated earn-out consideration, that is payable in 2015 and 2016, if certain milestones of revenues from the sale of Mailvision's product are met during the three annual periods following the closing of the acquisition (the "MV Earn-Out"); an amount of $233 was paid in May 2015; (iii) waiver of $1,472 of debt owed by Mailvision to the Company; and (iv) $376, which represented the fair value of the right, since expired, of the sellers to receive certain amounts if the Company sold MailVision prior to May 2014. In addition, on the closing date, the Company revalued its investment in Mailvision (see Note 6) to its fair value in the amount of $933 in accordance with Accounting Standards Codification (“ASC”) 805, "Business Combination". As a result of the revaluation of its investment in Mailvision, the Company recognized a gain of $95 that was recorded in equity in losses of affiliated company, net in the statement of operations in the year ended December 31, 2013.

The MV Earn-Out liability is marked to market at fair value at each reporting date with subsequent changes in the value of the liability recorded in financial income (expenses), net in the statement of operations, while changes due to changes in estimates are recorded within operating income or expenses.

As of December 31, 2014 and 2015, the MV Earn-Out estimated fair value amounted to $443 and $228, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

c.	Acquisition of Active Communications Europe. ("ACS"):

On December 31, 2015 the acquired 100% of the outstanding shares of ACS, a Dutch Company which provides communications solutions. ACS is a Microsoft Silver Partner specializing in Unified Communications (See also Note 3).

d.	The Group is dependent upon sole source suppliers for certain key components used in its products, including certain digital signal processing chips. Although there are a limited number of manufacturers of these particular components, management believes that other suppliers could provide similar components at comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which could adversely affect the operating results of the Group and its financial position.

e.	The Group had a major customer in the years ended December 31, 2013, 2014 and 2015, which accounted for 17.8%, 14.9% and 15.0% respectively, of the total revenues in those years. In addition, during the years ended December 31, 2014 and 2015, the Company had an additional major customer which accounted for 10.5% and 12.6% respectively, of the total revenues in those years. No other customer accounted for more than 10% of the Group's revenues in those periods.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

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

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with ASC 830, "Foreign Currency Matters". All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

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

Short-term and restricted bank deposits are deposits with maturities of more than three months, but less than one year. The deposits are mainly in dollars and bear interest at an average rate of 1.51% and 1.30% for the years ended December 31, 2014 and 2015, respectively. Short-term and restricted deposits are presented at amortized cost. Any accrued interest on these deposits is included in other receivables and prepaid expenses.

In connection with the long-term bank loans and their related covenants, the Company is required to maintain compensating balances with the banks and to maintain deposits in the same banks that provided the Company's loans (see Note 12). In addition, the Company maintains restricted deposits in connection with foreign exchange derivatives, guarantees for prepayment of account receivables and an office lease agreement (see also Note 13a). Out of the short-term and restricted bank deposits, a total of $7,097 and $5,356 are restricted short-term deposits as of December 31, 2014 and 2015, respectively.

f.	Marketable securities:

The Group accounts for investments in debt securities in accordance with ASC 320, "Investments-Debt and Equity Securities".

Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date.

As of December 31, 2014 and 2015, the Group classified all of its marketable securities as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in “accumulated other comprehensive income (loss)” in shareholders’ equity. Realized gains and losses on sale of investments are included in “financial income (expenses), net” and are derived using the specific identification method for determining the cost of securities.

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

For the years ended December 31, 2013, 2014 and 2015, no other-than-temporary impairment losses have been identified.

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

Bank deposits and the related accrued interest with maturities of more than one year are included in long-term investments and presented at their cost. Accrued interest that is payable within a one year period is included in other receivables and prepaid expenses. The deposits are denominated in dollars and bear interest at an average rate of 2.54% and 1.00% for the years ended December 31, 2014 and 2015, respectively. In connection with the long-term bank loans, the Company is required to maintain compensating balances with the banks (see also Note 12). Out of the total long-term bank deposits, a total of $4,005 and $3,080 are restricted long-term deposits as of December 31, 2014 and 2015, respectively.

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

The Company's investment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable in accordance with ASC 323. During the years ended December 31, 2013, 2014 and 2015, no impairment losses had been identified.

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

The Group's long-lived assets are reviewed for impairment in accordance with ASC 360-10-35, "Property, Plant and Equipment - Subsequent Measurement", whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. Recoverability of assets (asset group) to be held and used is measured by a comparison of the carrying amount of an asset (asset group) to the future undiscounted cash flows expected to be generated by the asset if such assets are considered to be impaired. The impairment to be recognized is measured by the amount by which the carrying amount of the assets (asset groups) exceeds the fair value of the assets (asset groups). During the years ended December 31, 2013, 2014 and 2015, no impairment losses had been identified for property and equipment.

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

During the years ended December 31, 2013, 2014 and 2015, no impairment losses were identified.

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

For each of the three years in the period ended December 31, 2015, the Group performed an annual impairment analysis, using market capitalization, and no impairment losses have been identified.

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

Revenues from products and services are recognized in accordance with ASC 605, "Revenue Recognition", ("ASC 605"), when the following criteria are met: persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is reasonably assured. The Group has no remaining obligation to customers after the date on which products are delivered other than pursuant to warranty obligations and right of return.

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

The Group grants to certain customers a right of return or the ability to exchange a specific percentage of the total price paid for products they have purchased over a limited period for other products. The Group maintains a provision for product returns and exchanges and other incentives based on its experience with historical sales returns, analysis of credit memo data and other known factors, in accordance with ASC 605. The provision was deducted from revenues and amounted to $1,338 and $1,737 as of December 31, 2014 and 2015, respectively.

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

The Group usually provides a warranty period of 12 months at no extra charge. The Group estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Group's warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Group periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary. As of December 31, 2014 and 2015, the provision for warranty amounted to $458 and $407, respectively.

o.	Research and development costs:

ASC 985-20, "Costs of Software to Be Sold, Leased, or Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

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

Participation grants from the Office of the Chief Scientist of the Israeli Ministry of Economy and Industry, ("OCS") for research and development activity are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of research and development costs. Research and development grants recognized during the years ended December 31, 2013, 2014 and 2015 were $2,799, $3,871 and $5,448, respectively.

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

q.	Accumulated other comprehensive income (loss) ("AOCI"):

The Company accounts for comprehensive income in accordance with ASC topic 220, "Comprehensive Income". This statement establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders.

The components of AOCI were as follows:

	Unrealized (Losses) on Available- for-Sale Investments	Unrealized Gains on Cash Flow Hedges	Total

Balance as of January 1, 2015	$(388)	$127	$(261)

Other comprehensive income (loss) before reclassifications	(35)	374	339
Amounts reclassified from AOCI	13	(228)	(215)
Other comprehensive income (loss)	(22)	146	124

Balance as of December 31, 2015	$(410)	$273	$(137)

The effects on net income of amounts reclassified from AOCI for the year ended December 31, 2015 derive from realized gains on cash flow hedges recorded in operating expenses and from realized losses on marketable securities recorded in financial expenses (income).

r.	Concentrations of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, trade receivables, marketable securities and foreign currency derivative contracts.

The majority of the Group's cash and cash equivalents, bank deposits and foreign currency derivative contracts are invested in dollar instruments with major banks in Israel and the United States. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group's investments are corporations with high credit standing.

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

Senior convertible notes and certain outstanding stock options, restricted share units ("RSUs") and warrants have been excluded from the calculation of the diluted earnings per share since such securities are anti-dilutive for all years presented. The total weighted average number of shares related to the outstanding options, RSUs and warrants that have been excluded from the calculation of diluted earnings (loss) per share was 1,545,867, 954,823 and 2,250,433 for the years ended December 31, 2013, 2014 and 2015, respectively.

t.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation-Stock Compensation" ("ASC 718"). ASC 718 requires companies to estimate the fair value of stock-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of operations.

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

The weighted-average estimated fair value of employee stock options granted during the years ended December 31, 2013, 2014 and 2015, was $3.00, $2.97 and $2.04 per share, respectively, using the Black-Scholes option pricing formula. Fair values were estimated using the following weighted-average assumptions (annualized percentages):

	Year Ended December 31,
	2013	2014	2015

Dividend yield	0%	0%	0%
Expected volatility	58.9%-61.9%	54.8%-59.4%	53.32%-55.86%
Risk-free interest	0.63%-1.78%	1.48%-1.86%	1.14%-1.74%
Expected life	4.72-5.67 years	4.74-5.43 years	4.75-5.43 years
Forfeiture rate	4.0%	4.0%	4.0%

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

The total stock-based compensation expenses relating to all of the Company's stock-based awards recognized for the years ended December 31, 2013, 2014 and 2015 were included in items of the consolidated statements of operations as follows:

	Year Ended December 31,
	2013	2014	2015

Cost of revenues	$62	$89	$101
Research and development expenses, net	408	585	429
Selling and marketing expenses	625	1,105	1,061
General and administrative expenses	606	767	782

Total stock-based compensation expenses	$1,701	$2,546	$2,373

u.	Treasury stock:

The Company has repurchased its ordinary shares from time to time in the open market and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders' equity. See also Note 14a.

v.	Severance pay:

The liability for severance pay for Israeli employees is calculated pursuant to Israel's Severance Pay Law, 1963, based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date for all employees in Israel. Employees who have been employed for more than a one year period are entitled to one month's salary for each year of employment or a portion thereof. The Group's liability for all of its Israeli employees is fully provided for by monthly deposits with severance pay funds, pension funds, insurance policies and by an accrual. The value of these deposits is recorded as an asset in the Company's balance sheet.

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

Severance pay expenses for the years ended December 31, 2013, 2014 and 2015, amounted to $1,878, $1,961 and $2,153, respectively.

w.	Employee benefit plan:

The Group has 401(k) defined contribution plans covering employees in the U.S. All eligible employees may elect to contribute a portion of their annual compensation to the plan through salary deferrals, subject to the IRS limit of $18 during the years ended December 31, 2014 and 2015, plus a catch-up contribution of $6 for participants age 50 or over. The Group matches 50% of employees’ contributions, up to a maximum of 6% of the employees’ annual pay. In the years ended December 31, 2013, 2014 and 2015, the Group matched contributions in the amount of $244, $284 and $287, respectively.

x.	Advertising expenses:

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2013, 2014 and 2015 amounted to $342, $562 and $604, respectively.

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

The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, trade payables, other receivables and other payables and accrued expenses approximate their fair value due to the short-term maturity of such instruments. The fair value of long-term bank loans also approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

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

z.	Derivatives and hedging:

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

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

aa.	Impact of recently issued accounting pronouncements:

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09 (ASU 2014-09) "Revenue from Contracts with Customers." ASU 2014-09 supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. As currently issued and amended, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, though early adoption is permitted for annual reporting periods beginning after December 15, 2016. The Company is currently in the process of evaluating the impact of the adoption of ASU 2014-09 on its consolidated financial statements, implementing accounting system changes related to the adoption, and considering additional disclosure requirements. The Company is still evaluating the effect that the updated standard will have its consolidated financial statements and related disclosures.

In February 2015, the FASB issued Accounting Standards Update No. 2015-02 (ASU 2015-02) "Consolidation (Topic 810): Amendments to the Consolidation Analysis." ASU 2015-02 changes the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. The Company will adopt this standard in the first quarter of 2016 on a retrospective basis. The Company does not expect the adoption of this standard to have a material impact on its consolidated statement of operations or consolidated balance sheet, but it may result in additional disclosures.

In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2015-11 (ASU 2015-11) "Simplifying the Measurement of Inventory". ASU 2015-11 simplified the current guidance under which the Company should measure the inventory at the lower of cost or market. Under ASU 2015-11, inventory is measured at the “lower of cost and net realizable value,” which eliminates the other two options that currently exist for “market”: (1) replacement cost and (2) net realizable value less an approximately normal profit margin. ASU 2015-11 is effective for annual reporting periods beginning after December 15, 2016, and interim periods within reporting period beginning after December 15, 2017. Early adoption is permitted. The Company elected to adopt ASU 2015-11 during the year ended December 31, 2015. The new standard has not had a material effect on the financial statements.

In September 2015, the FASB issued ASU 2015-16, "Simplifying the Accounting for Measurement-period Adjustments." This new guidance requires an acquirer in a business combination to recognize adjustments to the provisional amounts that are identified during the measurement period to be reported in the period in which the adjustment amounts are determined. In addition, the effect on earnings of changes in depreciation, amortization and other items as a result of the change to the provisional amounts, calculated as if the accounting had been complete as of the acquisition date, must be recorded in the reporting period in which the adjustment amounts are determined. ASU 2015-16 is effective for fiscal periods beginning after December 15, 2015 and must be applied prospectively. Early adoption is permitted. The Company has not yet adopted ASU 2015-16 and does not expect the adoption of this guidance to have a material impact on its consolidated financial position or results of operations.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In November 2015, the FASB issued Accounting Standards Update No. 2015-17 (ASU 2015-17) “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”.  ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheet statement of financial position. The amendments in the update require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet. The amendments in this update are effective for annual periods beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. The Company has early adopted this standard in the fourth quarter of 2015 on a retrospective basis. Prior periods have been retrospectively adjusted.

As a result of the adoption of ASU 2015-17, the Company made the following adjustments to the December 31, 2014 balance sheet: a $3,320 decrease to current deferred tax assets and a corresponding increase to noncurrent deferred tax asset.

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842), whereby, lessees will be required to recognize for all leases at the commencement date a lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. A modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements must be applied. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Companies may not apply a full retrospective transition approach. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018. Early application is permitted. The Company is evaluating the potential impact of this pronouncement.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	ACQUISITION OF ACTIVE COMMUNICATIONS EUROPE. (“ACS”)

On December 31, 2015 (the "Closing Date"), the Company entered into a share purchase agreement, according to which the Company acquired 100% of the outstanding shares of ACS. Following the transaction, ACS became a wholly owned subsidiary of the Company.

As part of the share purchase agreement, the Company agreed to pay an earn-out amount based on the sales of the Company’s products related to ACS technology (the “ACS Products”). The earn-out amount shall be calculated based on: (a) 20% of ACS Products net revenues (the "ACS Revenues") after the first $2,000 ACS Revenues up to an earn-out payment of $ 2,000, plus (b) an additional amount of 10% of ACS Revenues after the first $ 20,000 ACS Revenues (the "ACS Earn-Out").

The acquisition was accounted for using the purchase method. The $4,109 purchase price for the acquisition was composed of the following amounts: (i) $2,000 payment in cash payable on the Closing Date, and (ii) $2,109, which represented the fair value of the ACS Earn-Out.

In addition, the Company shall pay $500 after 12 months and additional $500 after 24 months following the Closing Date upon meeting cumulative conditions (including service conditions) for each of these two periods (the "Deferred Payments"). The Deferred Payments will be recorded as payroll expenses during the periods for which the deferred payments are contingent upon.

The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed at the acquisition date:

Current assets	$305
Property and equipment	20
Technology	1,917
Customer relationships	312

Total identifiable assets acquired	2,554

Current liabilities	(361)
Deferred tax liability	(557)

Total identifiable liabilities assumed	(918)

Net identifiable assets acquired	1,636
Goodwill	2,473

Net assets acquired	$4,109

The Company allocated the acquired assets and liabilities assumed based on a preliminary purchase price allocation.

The fair values of the acquired technology and customer relationships were valued using the income approach. This method utilized a forecast of expected cash inflows, cash outflows and contributory charges for economic returns on tangible and intangible assets employed.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	ACQUISITION OF ACTIVE COMMUNICATIONS EUROPE. (“ACS”) (Cont.)

The excess of the purchase price over the preliminary assessment of the net tangible and intangible assets acquired resulted in goodwill of $2,473. The goodwill is primarily attributable to expected synergies resulting from the acquisition. The acquired technology and customer relationships are being amortized on a straight-line basis over a period of 7 and 5-7 years, respectively.

The fair value of the Earn-Out was estimated by utilizing the income approach, taking into account the potential cash payments discounted to arrive at a present value amount, based on the Company's expectation as to future revenues of ACS products in the three subsequent annual periods following the Closing Date. The discount rate was based on the market interest rate and estimated operational capitalization rate.

NOTE 4:-	MARKETABLE SECURITIES AND ACCRUED INTEREST

The following is a summary of available for sale marketable securities:

	December 31, 2014
	Amortized	Unrealized	Unrealized	Fair
	cost	gains	losses	Value
Corporate bonds:
Maturing between one to five years	$59,072	$12	$(400)	$58,684
Accrued interest	543	-	-	543

	$59,615	$12	$(400)	$59,227

	December 31, 2015
	Amortized	Unrealized	Unrealized	Fair
	cost	gains	losses	Value
Corporate bonds:
Maturing within one year	$1,997	$-	$(4)	$1,993
Maturing between one to five years	50,700	7	(413)	50,294
Accrued interest	487	-	-	487

	$53,184	$7	$(417)	$52,774

These investments were issued by highly rated corporations. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Group's investment. As of December 31, 2014 and 2015, the Group did not have any investment in marketable securities that were in an unrealized loss position for a period of twelve months or greater. Since the Group had the ability and intent to hold these investments until an anticipated recovery of fair value, which may be until maturity, the Group did not consider these investments to be other-than-temporarily impaired as of December 31, 2014 and 2015. Unrealized gains (losses) are valued using alternative pricing sources and models utilizing observable market inputs.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 5:-	INVENTORIES

	December 31,
	2014	2015

Raw materials	$6,794	$6,687
Finished products	7,942	$10,091

	$14,736	$16,778

In the years ended December 31, 2013, 2014 and 2015, the Group wrote-off inventories in a total amount of $1,746, $82 and $724, respectively.

NOTE 6:-	INVESTMENT IN AN AFFILIATED COMPANY

As of December 31, 2014 and 2015, the Company owned 29.6% of the outstanding share capital of Mailvision which has no operations, assets or liabilities (See also Note 1b).

Operation transactions with Mailvision were as follows:

	Year Ended December 31,
	2013	2014	2015

Amounts charged - cost of revenues	$432	$-	-

NOTE 7:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2014	2015
Cost:
Computers and peripheral equipment	$26,647	$27,495
Office furniture and equipment	10,861	11,593
Leasehold improvements	2,908	3,354

	40,416	42,442
Accumulated depreciation:
Computers and peripheral equipment	24,607	25,833
Office furniture and equipment	9,873	10,264
Leasehold improvements	2,080	2,255

	36,560	38,352

Depreciated cost	$3,856	$4,090

Depreciation expenses amounted to $2,014, $1,874 and $1,761 for the years ended December 31, 2013, 2014 and 2015, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:-	INTANGIBLE ASSETS, NET

		Useful life	December 31,
		(years)	2014	2015
a.	Impaired cost:
	Acquired technology and license	5 - 10	$17,939	$19,857
	Customer relationship	4.5 - 9	4,438	4,750

			22,377	24,607
	Accumulated amortization:
	Acquired technology and license		15,247	16,240
	Customer relationship		4,134	4,343

			19,381	20,583

	Amortized cost		$2,996	$4,024

b.	Amortization expenses related to intangible assets amounted to $1,193, $1,356 and $1,202 for the years ended December 31, 2013, 2014 and 2015, respectively.

c.	Expected amortization expenses are as follows:

Year ending December 31,

2016	$1,200
2017	835
2018	749
2019	354
Thereafter	886

$4,024

NOTE 9:-	FAIR VALUE MEASUREMENTS

In accordance with ASC 820, the Group measures its foreign currency derivative instruments, marketable securities, contingent consideration to Mailvision, and Earn-Out liability related to the acquisition of ACS, at fair value. Investments in foreign currency derivative instruments and marketable securities are classified within Level 2 value hierarchy. This is because these assets are valued using alternative pricing sources and models utilizing market observable inputs. The contingent consideration of the earn-out provided to Mailvision and the Earn-Out liability related to the acquisition of ACS are classified within Level 3 value hierarchy because these liabilities are based on present value calculations and an external valuation model whose inputs include market interest rates, estimated operational capitalization rates and volatilities. Unobservable inputs used in these models are significant.

The Group's financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates:

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:-	FAIR VALUE MEASUREMENTS (Cont.)

	December 31, 2014
	Fair value measurements using input type
	Level 2	Level 3	Total

Financial assets related to foreign currency derivative hedging contracts	$220	$-	$220
Marketable securities	59,227	-	59,227
Contingent consideration related to Mailvision	-	(443)	(443)

Total Financial asset (liability)	$59,447	$(443)	$59,004

	December 31, 2015
	Fair value measurements using input type
	Level 2	Level 3	Total

Financial assets related to foreign currency derivative hedging contracts	$101	$-	$101
Marketable securities	52,774	-	52,774
Contingent consideration related to Mailvision	-	(228)	(228)
Earn-Out liability related to the acquisition of ACS	-	(2,109)	(2,109)

Total Financial asset (liability)	$52,875	$(2,337)	$50,538

Fair value measurements using significant unobservable inputs (Level 3):

Balance at January 1, 2015	$(443)
Payment of MV Earn Out liability	233
Adjustment due to time change value	(18)
Liabilities incurred in relation to the acquisition of ACS	(2,109)

Balance at December 31, 2015	$(2,337)

NOTE 10:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2014	2015

Payroll and other employee related accruals	$3,995	$3,474
Vacation accrual	2,669	2,931
Royalties provision	929	966
Government authorities	468	288
Accrued expenses	7,146	9,864
Others	551	428

	$15,758	$17,951

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 11:-	SENIOR CONVERTIBLE NOTES

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

As of December 31, 2013, there was $353 in principal amount plus accrued and unpaid interest of the Notes outstanding. The effective interest rate for the year ended December 31, 2013 amounted to 2% per year.

During the year ended December 31, 2014, the Company repurchased the full remaining principal amount of the Notes plus accrued and unpaid interest of $353. As of December 31, 2014 and 2015, there was no principal amount of Notes outstanding.

NOTE 12:-	LONG-TERM BANK LOANS

In September and December 2011, the Company entered into loan agreements with Israeli commercial banks that provided loans in the total principal amount of $23,750 (the "2011 Loans"). Certain amounts of the 2011 Loans were required to be maintained as a compensating bank deposits that decrease as the loans are repaid. The 2011 Loans bear interest at LIBOR plus 2.1%-4.35% with respect to $19,850 of the original principal amount. The remaining $3,900 of original principal amount bear interest at 0.5% above the interest rate paid on the bank deposit. Of these 2011 Loans, $19,850 of the principal amount is repayable in 20 equal quarterly installments and the remaining $3,900 of principal amount is repayable in 10 equal semiannual payments through September 2017.

In December 2015, the Company entered into loan agreements with Israeli commercial bank that provided loans in the total principal amount of $3,000 and Euro 3,000 (the "2015 Loans"). Certain amounts of the 2015 Loans are required to be maintained as a compensating bank deposit that decreases as the loans are repaid. The loans bears interest at LIBOR plus 1%-2.5% and are repayable in 20 equal quarterly installments.

As of December 31, 2014 and 2015, the banks have a lien on the Company's assets that secures the 2011 Loans and 2015 Loans. As of December 31, 2014 and 2015, the Company is required to maintain a total of $4,896 and $5,553, respectively, in compensating balances with the banks, to secure the 2011 Loans and 2015 Loans.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 12:-	LONG-TERM BANK LOANS (Cont.)

As of December 31, 2014 and 2015, the compensating balances are included in $2,343 and $2,643 of short-term and restricted bank deposits and $2,553 and $2,910 of long-term and restricted bank deposits, respectively. The amount of the compensating balances that is required decreases as the loan is repaid. The agreements with respect to the 2011 Loans and 2015 Loans require the Company, among other things, to meet certain financial covenants such as maintaining shareholders' equity, cash balances, and liabilities to banks at specified levels, as well as achieving certain levels of operating income (the "Covenants").

As of December 31, 2014 and 2015, the Company was in compliance with all of its Covenants.

NOTE 13:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Group's facilities are leased under several lease agreements in Israel, Europe, Asia and the Americas for periods ending in 2024.

In addition, the Company has various operating lease agreements with respect to motor vehicles. The terms of the lease agreements are for 36 months, which expire on various dates, the latest of which is in 2018.

Future minimum rental commitments under non-cancelable operating leases are as follows:

Year ending December 31,

2016	$6,076
2017	6,637
2018	6,302
2019	5,308
2020 and thereafter	21,679

Total minimum lease payments *)	$46,002

*)	Minimum payments have been reduced by minimum sublease rental of $835 due in the future under non-cancelable subleases.

In connection with the Company's facilities lease agreement in Israel, the lessor has a lien of approximately $1,500 on certain bank deposits as of December 31, 2015. These deposits are included in short-term and restricted bank deposits.

Lease expenses for the years ended December 31, 2013, 2014 and 2015, were approximately $5,282, $6,236 and $5,930, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Inventory purchase commitments:

The Group is obligated under certain agreements with its suppliers to purchase specified items of excess inventory which is expected to be utilized in 2016. As of December 31, 2015, non-cancelable purchase obligations were approximately $12,687.

c.	Royalty commitment to the Office of the Chief Scientist of the Israeli Ministry of Economy and Industry ("OCS"):

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

As of December 31, 2014 and 2015, the Company and its Israeli subsidiaries have a contingent obligation to pay royalties in the amount of approximately $39,559 and $45,563, respectively.

As of December 31, 2014 and 2015, the Company and its Israeli subsidiaries have paid or accrued royalties to the OCS in the amount of $3,423 and $4,723, respectively, which were recorded in cost of revenues.

On March 27, 2016, the Company received a notification from the OCS that according to an audit conducted on their behalf the Company is said to owe the OCS an amount of $999 for underpaid royalties. At this early stage, the Company is yet to review the findings in detail and may appeal these findings. The Company believes that it has paid the correct amount of royalties and has valid defenses to this claim and therefore did not record a provision.

d.	Royalty commitments to third parties:

The Group has entered into technology licensing fee agreements with third parties. Under the agreements, the Group agreed to pay the third parties royalties, based on sales of relevant products. See also Note 10.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

e.	Legal proceedings:

1.	In May 2014, one of the Company’s former senior executives filed a claim with the Israeli labor court claiming an amount of NIS 2,500 (approximately $625) relating to the termination of his employment. The Company has denied his allegations and believed that it had valid defenses to this claim. A preliminary hearing was held in January 2015 during which the parties mutually agreed to refer the dispute to a mediator. During the year ended December 31, 2015, the parties settled this claim.

2.	In November 2013, a former employee filed a claim against the Company’s subsidiary in Brazil alleging that he is entitled to approximately $600 as a result of the termination of his employment by the subsidiary. In July 2015 the court declared the suit unfounded. In August 2015, the former employee presented an appeal to the Second Grande Labor Court. The Group believes that it has valid defenses to the claim and that a provision is not required.

3.	In January 2015, the Manufacturers Association of Israel (“MAI”) filed a claim against the Company with the Israeli Labor Court, for unpaid handling charges, allegedly due for the years 2008 - 2013. A hearing took place in February 2016 and another hearing is scheduled for April 2016. The Company’s view is that handing charges to MAI are not due and therefore the Company did not record a provision.

NOTE 14:-	EQUITY

a.	Treasury stock:

During the year ended December 31, 2014, the Company's Board of Directors approved a program to repurchase up to $3,000 of its ordinary shares which is the amount that the Company could repurchase according to Israeli law without further approval from the Israeli court. In addition, in November 2014 and May 2015, the Company received court's approvals to purchase up to an additional $15,000 and $15,000 of its ordinary shares, respectively. As of December 31, 2015, pursuant to this program, the Company had repurchased a total of 17,168,127 of its ordinary shares at a total cost of $60,587 (of which 4,762,529 shares were repurchased during the year ended December 31, 2015 for aggregate consideration of $19,523). In January 2016, the Company received court's approval to purchase up to another additional $15,000 of its ordinary shares until May 19, 2016.

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

In 2008, the Company's Board of Directors approved the 2008 Equity Incentive Plan (the "Plan") that became effective in January 2009. As of December 31, 2015, the total number of shares authorized for future grant under the Plan is 2,192,345.

Stock options granted under the Plan are generally exercisable at the fair market value of the ordinary shares at the date of grant and usually expire seven or ten years from the date of grant. The options generally vest over four years from the date of grant. Any options that are forfeited or cancelled before expiration become available for future grants.

The following is a summary of the Company's stock option activity and related information for the year ended December 31, 2015:

	Amount of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Options outstanding at beginning of year	3,257,859	$4.23	4.7	$2,440
Changes during the year:
Granted	648,275	$4.20
Exercised	(128,375)	$3.07
Forfeited	(93,625)	$4.42
Expired	(14,000)	$4.17

Options outstanding at end of year	3,670,134	$4.25	4.3	$1,370

Vested and expected to vest	3,523,329	$4.25	4.3	$1,315

Options exercisable at end of year	1,901,674	$4.06	3.2	$1,004

The weighted-average grant-date fair value of options granted during the years ended December 31, 2013, 2014 and 2015 was $3.00, $2.97 and $2.04, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fiscal year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on the last trading day of the fiscal year. This amount changes based on the fair market value of the Company's shares.

Total intrinsic value of options exercised for the years ended December 31, 2013, 2014 and 2015 was $2,052, $1,870 and $219, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:-	EQUITY (Cont.)

During the year ended December 31, 2013, the Company granted 100,000 performance based options to one of its officers. These options will expire five years from the date of grant. The Company currently expects that the performance targets will not be met and therefore no equity based compensation expenses related to these options were recognized. As of December 31, 2015, all of the 100,000 options were outstanding.

The following is a summary of the Company's restricted stock units ("RSUs") activity and related information for the year ended December 31, 2015:

	Number of shares	Weighted average grant date fair value

RSUs outstanding at beginning of year	221,004	$4.79
Changes during the year:
Granted	174,518	$3.76
Exercised	(93,099)	$4.61
Forfeited	(3,500)	$4.71

RSUs outstanding at end of year	298,923	$4.25

During the years ended December 31, 2013, 2014 and 2015, the stock based compensation expenses related to the RSUs granted amounted to $371, $517 and $483, respectively.

The following is a summary of warrants issued to non-employees for the year ended December 31, 2015:

	Number of shares	Weighted average exercise price

Warrants outstanding at beginning of year	165,000	$4.65
Changes during the year:
Forfeited	(100,000)	$4.80

Warrants outstanding at end of year	65,000	$4.43

Warrants exercisable at end of year	31,250	$4.40

The Group recorded immaterial compensation expenses with respect to the grants of these warrants in accordance with ASC 505-50.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:-	EQUITY (Cont.)

As of December 31, 2015, there was $2,931 of total unrecognized compensation cost related to non-vested stock-based compensation arrangements granted under the Company's 2008 Equity Incentive Plan. That cost is expected to be recognized over a weighted-average period of 1.05 years.

The options and warrants outstanding as of December 31, 2015, have been separated into ranges of exercise prices, as follows:

Range of exercise price	Options outstanding as of December 31, 2015	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2015	Weighted average exercise price of exercisable options
		(Years)

$0.00-1.10	7,000	2.95	$0.00	5,875	$0.00
$1.50-2.51	220,675	2.56	$2.06	166,550	$2.08
$2.57-4.00	1,438,085	3.86	$3.25	948,159	$3.18
$4.03-6.49	1,784,843	4.85	$4.94	634,575	$5.11
$6.51-9.24	284,531	4.07	$6.88	177,765	$7.04

	3,735,134	4.3	$4.26	1,932,924	$4.06

NOTE 15:-	TAXES ON INCOME

a.	Israeli taxation:

1.	Measurement of taxable income in U.S. dollars:

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

As of December 31, 2015, retained earnings included approximately $540 in tax-exempt income earned by the Company's "Approved Enterprise". The Company's Board of Directors has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's "Approved Enterprise". Tax-exempt income attributable to the "Approved Enterprise" cannot be distributed to shareholders without subjecting the Company to taxes except upon complete liquidation of the Company. If such retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the corporate tax rate between 10%-25%, applicable to such profits as if the Company had not elected the alternative tax benefits and an income tax liability would be incurred by the Company up to a maximum amount of $180.

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the Investment Law, regulations published thereunder and the certificate of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2015, management believes that the Company is in compliance with all of the aforementioned conditions.

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

However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Investment Law as they were on the date of such approval. Therefore, the Company's existing "Approved Enterprises" are generally not subject to the provisions of the 2005 Amendment. As a result of the 2005 Amendment, tax-exempt income generated under the provisions of the Investment Law, as amended, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record a deferred tax liability with respect to such tax-exempt income.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 15:-	TAXES ON INCOME (Cont.)

As of December 31, 2015, there was no taxable income attributable to the Beneficiary Enterprise.

In December 2010, another amendment to the Investment Law came into effect ("the 2010 Amendment"). The 2010 Amendment became effective as of January 1, 2011. According to the 2010 Amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Company's entire income subject to this amendment (the "Preferred Income"). The Company may elect to adopt the 2010 Amendment. Once an election is made, the Company's income will be subject to the amended tax rate which ranges from 9% to 16% from 2014 and thereafter.

The Company does not currently intend to adopt the 2010 Amendment, and intends to continue to comply with the Investment Law as in effect prior to enactment of the 2010 Amendment.

3.	Net operating loss carry-forward:

As of December 31, 2015, the Company has cumulative losses for tax purposes in the amount of approximately $13,600, which can be carried forward and offset against taxable income in the future for an indefinite period. As of December 31, 2015, the Company recorded a net deferred tax asset of $1,141 in respect of such carry-forward tax losses, since it believes it is more-likely-than-not it will utilize carry-forward tax losses.

As of December 31, 2015, the Company's Israeli subsidiaries have estimated total available carry-forward tax losses of approximately $66,200. The net operating losses may be claimed and offset against taxable income in the future for an indefinite period.

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

The Israeli corporate tax rate was 26.5% in 2015 and 2014, and 25% in 2013.

On January 4, 2016, the Israeli Parliament (the Knesset) approved an amendment to the Israeli Income Tax Ordinance, lowering the Israeli corporate tax rate from 26.5% to 25% in 2016 and thereafter.

The effective tax rate payable by a company which is taxed under the Investment Law may be considerably lower (see also Note 15.a2).

b.	Income before taxes on income is comprised as follows:

	Year Ended December 31,
	2013	2014	2015

Domestic	$475	$1,087	$1,007
Foreign	2,360	2,218	2,141

	$2,835	$3,305	$3,148

c.	Taxes on income are comprised as follows:

	Year Ended December 31,
	2013	2014	2015

Current taxes	$542	$451	$806
Deferred taxes	(1,946)	2,940	1,976

	$(1,404)	$3,391	$2,782

Domestic	$(634)	$2,122	$1,458
Foreign	(770)	1,269	1,324

	$(1,404)	$3,391	$2,782

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 15:-	TAXES ON INCOME (Cont.)

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group's deferred tax liabilities and assets are as follows:

	December 31,
	2014	2015
Deferred tax assets:
Net operating loss carry-forward	$48,392	$47,646
Reserves and allowances	9,780	9,682

Net deferred tax assets before valuation allowance	58,172	57,328
Less - Valuation allowance	(53,980)	(55,112)

Deferred tax asset	$4,192	$2,216

Deferred tax liability	$-	$(557)

Deferred tax asset
Domestic:	2,232	1,141
Foreign:	1,960	1,075
	$4,192	$2,216

Deferred tax liability
Foreign:	$-	$(557)

The Company's U.S. subsidiary has estimated total available carry-forward tax losses of approximately $75,000 to offset against future U.S federal taxable income and $11,000 to offset against state taxable income in the U.S. These carry-forward tax losses expire between 2020 and 2034. As of December 31, 2015, the Company's U.S subsidiary recorded a deferred tax asset of $1,075 relating to the available net carry forward tax losses.

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

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the actual tax expense (benefit) as reported in the statement of operations is as follows:

	Year Ended December 31,
	2013	2014	2015

Income before taxes, as reported in the consolidated statements of operations	$2,835	$3,305	$3,148

Statutory tax rate	25%	26.5%	26.5%

Theoretical tax expense on the above amount at the Israeli statutory tax rate	$709	$876	$834
Income tax at rate other than the Israeli statutory tax rate	310	353	361
Tax advances, withholding tax and non-deductible expenses, including stock-based compensation expenses	518	897	1,338
Losses for which a valuation allowance was provided (utilized)	(2,929)	1,101	209
Tax adjustment in respect of different tax rates	(148)	-	-
State and Federal taxes	163	136	137
Foreign exchange	(20)	17	-
Impairment of tax advances	64	-	-
Other	(71)	11	(97)

Actual tax expense (benefit)	$(1,404)	$3,391	$2,782

f.	Unrecognized tax benefits:

The Company's unrecognized tax benefits as of December 31, 2014 and 2015 are $158 and $158, respectively.

The Company recognized interest and penalties related to unrecognized tax benefits in tax expenses in the amount of $8, $8 and $7 for the years ended December 31, 2013, 2014 and 2015, respectively. The liability for unrecognized tax benefits does not include the liability recorded for accrued interest and penalties of $212 and $219 at December 31, 2014 and 2015, respectively.

The Company has received final tax assessment through the tax year 2010.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 16:-	BASIC AND DILUTED EARNINGS (LOSS) PER SHARE

	Year Ended December 31,
	2013	2014	2015
Numerator:
Net income (loss)	$4,218	$(86)	$366

Denominator:
Denominator for basic earnings (loss) per share - weighted average number of ordinary shares, net of treasury stock	38,241,258	42,285,919	40,178,292
Effect of dilutive securities:
Employee stock options, warrants and RSU's	855,500	*)-	386,653
Senior convertible notes	*)-	**)-	-

Denominator for diluted earnings (loss) per share - adjusted weighted average number of shares	39,096,758	42,285,919	40,564,945

*)	Antidilutive.
**)	Insignificant.

NOTE 17:-	FINANCIAL INCOME (EXPENSES), NET

	Year Ended December 31,
	2013	2014	2015

Financial expenses:
Loss related to non-hedging derivative instruments	$(191)	$-	$(230)
Interest	(617)	(415)	(278)
Amortization of marketable securities premiums and accretion of discounts, net	(349)	(820)	(1,094)
Exchange rate	-	(722)	-
Others	(229)	(205)	(286)

	(1,386)	(2,162)	(1,888)
Financial income -
Gain related to non-hedging derivative instruments	-	196	-
Interest and others	1,294	1,770	2,302
Exchange rate	188	-	28

	1,482	1,966	2,330

	$96	$(196)	$442

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 18:-	GEOGRAPHIC INFORMATION

a.	Summary information about geographic areas:

The Group manages its business on a basis of one reportable segment (see Note 1 for a brief description of the Group's business). The data is presented in accordance with ASC 280, "Segment Reporting". Revenues in the table below are attributed to geographical areas based on the location of the end customers.

The following presents total revenues for the years ended December 31, 2013, 2014 and 2015 and long-lived assets as of December 31, 2013, 2014 and 2015.

	2013		2014		2015
	Total	Long- lived	Total	Long- lived	Total	Long- lived
	revenues	assets	revenues	assets	revenues	assets

Israel	$7,887	$2,941	$7,994	$3,576	$6,414	$3,836
Americas, principally U.S.	71,527	147	76,429	141	72,079	96
Europe	37,310	74	43,989	56	38,873	79
Far East	20,508	29	23,167	83	22,393	79

	$137,232	$3,191	$151,579	$3,856	$139,759	$4,090

b.	Product lines:

Total revenues from external customers divided on the basis of the Company's product lines are as follows:

	Year Ended December 31,
	2013	2014	2015

Technology	$22,048	$19,680	$15,965
Networking	115,184	131,899	123,794

	$137,232	$151,579	$139,759

NOTE 19:-	DERIVATIVE INSTRUMENTS

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

The Group records all derivatives in the consolidated balance sheet at fair value. The effective portions of cash flow hedges are recorded in other comprehensive income until the hedged item is recognized in earnings. The ineffective portions of cash flow hedges are adjusted to fair value through earnings in financial income or expense. As of December 31, 2014 and 2015, the Group had a net deferred gain associated with cash flow hedges of $127 and $273, respectively, recorded in other comprehensive income.

The Group entered into forward and options contracts that did not meet the requirement for hedge accounting. The Group measured the fair value of the contracts in accordance with ASC 820, at Level 2. The net gains (losses) recognized in "financial and other expenses, net" during the years ended December 31, 2013, 2014 and 2015 were $(191), $196 and $(230), respectively.

As of December 31, 2014 and 2015, the Group had outstanding forward and options collar (cylinder) contracts in the amount of $43,500 and $18,000 which were designated as payroll and rent hedging contracts. In addition, as of December 31, 2015 the Group had $ 6,000 outstanding forward contracts which are not designated as hedging contracts.

The fair value of the Group's outstanding derivative instruments and the effect of derivative instruments in cash flow hedging relationship on other comprehensive income for the years ended December 31, 2014 and 2015 are summarized below:

Foreign exchange forward		December 31,
and options contracts	Balance sheet	2014	2015

Fair value of foreign exchange forward and options collar (cylinder) contracts	"Other receivables and prepaid expenses"	$446	$291
	"Other payables and accrued expenses"	$(319)	$(189)

Gains (losses) recognized in other comprehensive income (loss) (effective portion)	"Other comprehensive income (loss)"	$127	$146

The effect of derivative instruments in cash flow hedging relationship on income for the years ended December 31, 2014 and 2015 is summarized below:

Foreign exchange forward	Comprehensive	Year Ended December 31,
and options contracts	Income (loss)	2014	2015

Comprehensive income (loss) from derivatives before reclassifications	"Other comprehensive income (loss)"	$(367)	$374

Income (loss) reclassified from accumulated other comprehensive income (effective portion)	"Operating expenses"	$(494)	$(228)

EXHIBIT INDEX

Exhibit No.	Document
4.34	Summary of Request For Receipt Of A Loan In Foreign Currency - The First International Bank Of Israel Ltd (“FIBI”)

8.1	Subsidiaries of the registrant.

12.1	Certification of Shabtai Adlersberg, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Niran Baruch, Vice President Finance and Chief Accounting Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Vice President Finance and Chief Accounting Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

101.1	Interactive Data Files (XBRL-Related Documents).