Form 20-F
period 2016-12-31
AUDIOCODES LTD
filed 2017-03-20
CIK 1086434

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

As of December 31, 2016, the Registrant had outstanding 32,411,296 Ordinary Shares, nominal value NIS 0.01 per share.

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

The selected financial data, set forth in the table below, have been derived from our audited historical financial statements for each of the years from 2012 through 2016. The selected consolidated statement of operations data for the years ended December 31, 2014, 2015 and 2016, and the selected consolidated balance sheet data as of December 31, 2015 and 2016, have been derived from our audited consolidated financial statements set forth elsewhere in this Annual Report. The selected consolidated statement of operations data for the years ended December 31, 2012 and 2013, and the selected consolidated balance sheet data as of December 31, 2012, 2013 and 2014, have been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report. The selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to these consolidated financial statements.

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(In thousands, except per share data)
Statement of Operations Data:
Revenues:
Products	$103,651	$111,750	$118,561	$101,990	$102,279
Services	23,839	25,482	33,018	37,769	43,292
Total revenues	127,490	137,232	151,579	139,759	145,571

Cost of revenues:
Products	48,371	51,996	54,349	47,227	46,935
Services	5,923	6,568	8,243	9,744	10,295
Total cost of revenues	54,294	58,564	62,592	56,971	57,230

Gross profit	73,196	78,668	88,987	82,788	88,341
Operating expense:
Research and development, net	28,677	28,194	32,275	27,996	29,139
Selling and marketing	40,040	39,279	45,534	43,360	45,084
General and administrative	8,214	8,456	7,677	8,726	6,364
Total operating expenses	76,931	75,929	85,486	80,082	80,587
Operating income (loss)	(3,735)	2,739	3,501	2,706	7,754

Financial expenses (income), net	(453)	(96)	196	(442)	160
Income (loss) before taxes on income	(3,282)	2,835	3,305	3,148	7,594

Income tax expense (benefit), net	541	(1,404)	3,391	2,782	(8,644)
Equity in losses of affiliated companies	354	21	-	-	-
Net income (loss)	$(4,177)	$4,218	$(86)	$366	$16,238

Basic earnings (loss) per share	$(0.11)	$0.11	$(0.00)	$0.01	$0.46

Diluted earnings (loss) per share	$(0.11)	$0.11	$(0.00)	$0.01	$0.45
Weighted average number of ordinary shares used in computing basic earnings (loss) per share	39,125	38,241	42,286	40,178	35,174
Weighted average number of ordinary shares used in computing diluted earnings (loss) per share	39,125	39,097	42,286	40,565	35,779

	December 31,
	2012	2013	2014	2015	2016
Balance Sheet Data:
Cash and cash equivalents	$15,219	$30,763	$14,797	$18,908	$24,344
Short-term and restricted bank deposits, marketable securities and accrued interest	18,296	24,807	8,173	8,141	10,179
Working capital	46,598	64,859	34,218	30,376	34,951
Long-term and restricted bank deposits and long-term marketable securities	25,013	6,697	62,750	53,328	34,947
Total assets	165,789	174,304	200,384	189,820	186,976
Bank loans	22,913	14,477	9,791	11,370	11,944
Long term senior convertible notes	353	-	-	-	-
Total equity	98,297	104,809	133,721	117,453	108,659
Capital stock (*)	178,623	182,220	216,743	219,496	224,041

(*) Capital stock represents share capital plus additional paid-in capital, less, for the year ended December 31, 2012, carrying amount of the equity component of the senior convertible notes.

Currency and Exchange Rates

The following table sets forth the exchange rates for one United States dollar (“US$”) expressed in terms of one New Israeli Shekel (“NIS”) in effect at the end of the following years (based on the exchange rate on the last day of each year).

December 31,
2012	2013	2014	2015	2016
3.733	3.471	3.889	3.902	3.845

The high and low exchange rates for each month during the previous six months are as follows (NIS per United States $1.00):

Month	High	Low
September 2016	3.786	3.746
October 2016	3.856	3.778
November 2016	3.876	3.799
December 2016	3.867	3.787
January 2017	3.860	3.769
February 2017	3.768	3.659

The high, low, average (calculated by using the average of the exchange rates on the last day of each month during the period) and closing exchange rates for each of the Company’s five previous fiscal years are as follows:

	Year Ended December 31,
	2012	2013	2014	2015	2016
High	4.084	3.791	3.994	4.053	3.983
Low	3.700	3.471	3.402	3.761	3.746
Average	3.858	3.609	3.577	3.884	3.841
Period End	3.733	3.471	3.889	3.902	3.845

Unless otherwise indicated, in this Annual Report all currency references are to United States dollar.

The exchange rate on March 19, 2017, as reported by the Bank of Israel, for the conversion of United States dollars into New Israeli Shekel was U.S. $1.00 equals NIS 3.630.

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

We reported a net loss in each of 2012 and 2014. We reported net income in 2013 and 2016 and a small amount of net income in 2015. The majority of our expenses are directly and indirectly related to the number of people we employ. We may increase our expenses based on projections of revenue growth. If at any given time we do not meet our expectations for growth in revenues our expenses incurred in anticipation of projected revenues may cause us to incur a loss. We may not be able to anticipate the correct amount of expenses in relation to our revenue and adjust our variable costs accordingly. As a result, we may report additional losses in the future.

Our gross profit percentage could be negatively impacted by amortization expenses in connection with acquisitions, increased manufacturing costs and other factors. This could adversely affect our results of operations.

Our gross profit percentage has fluctuated in the past. Our gross profit percentage has been negatively affected in the past and could continue to be negatively affected by amortization expenses in connection with acquisitions, expenses related to equity based compensation, increases in manufacturing costs, a shift in our sales mix towards our less profitable products, increased customer demand for longer product warranties, fixed expenses that are applied to a lower revenue base and increased cost pressures as a result of increased competition. Acquisitions of new businesses could also negatively affect our gross profit percentage. A decrease in our gross profit percentage could cause an adverse effect on our results of operations.

We have depended, and expect to continue to depend, on a small number of large customers. The loss of one or more of our large customers or the reduction in purchases by a significant customer or failure of such customer to pay for the products it purchases from us could have a material adverse effect on our revenues.

Historically, a substantial portion of our revenues has been derived from large purchases by a small number of original equipment manufacturers, or OEMs, and network equipment providers, or NEPs, systems integrators and distributors. Our top three customers accounted for approximately 27.7% of our revenues in 2014, 31.4% of our revenues in 2015 and 31.2% of our revenues in 2016. Sales to ScanSource Communications Group, our largest customer, accounted for 16.7% of our revenues in 2016, compared to 15.0% of our revenues in 2015 and 14.9% of our revenues in 2014. In addition, sales to Westcon Group accounted for 11.9% of our revenues in 2016 compared to 12.6% of our revenues in 2015 and 10.5% of our revenues in 2014. We do not enter into sales agreements in which a customer is obligated to purchase a set quantity of our products. Based on our experience, we expect that our customer base may change from period to period. If we lose a large customer and fail to add new customers, or if purchases made by such customers are significantly reduced, there could be a material adverse effect on our results of operations.

We have invested significant resources in developing products compatible with Microsoft Skype for Business and related solutions of other partners of ours. If Microsoft or our other partners, such as Genesys, Avaya or Broadsoft, abandon their solutions compatible with our products, decide to acquire one of our competitors such as Sonus Networks , Polycom or Yealimk or decide to promote products of our competitors instead of our products, or may be unwilling to continue to recognize AudioCodes as a partner or fail to achieve the expected growth of solutions compatible with our products, our results of operations will be adversely affected.

We have invested significant resources in complying with Microsoft’s requirements for the purpose of becoming a Microsoft recognized partner for their unified communication solutions for the enterprise market, which are known as Microsoft Skype for Business (formerly known as Microsoft Skype for Business). We have adapted some of our gateway products, IP phones, session border controllers, survivable branch applications; value added applications and professional services to operate in the Microsoft Skype for Business environment. We believe that recognition as a Microsoft partner enhances our access to and visibility in markets relevant to our products. We are dependent on the users of Microsoft Skype for Business to recognize the utility of our compatible products and purchase them. If Microsoft were to abandon Skype for Business, decide to promote the products of our competitors instead of our products, is unwilling to continue to recognize AudioCodes as a Skype for Business partner or fails to achieve the expected growth of Skype for Business, our results of operations will be adversely affected.

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

Funding of our new R&D Center may not be continued and we may not be able to develop commercially profitable products at the Center.

In April 2014, the Office of the Chief Scientist (now known as NATI) approved a three-year program (2014-2016) for approximately NIS100 million (equal to approximately $25.7 million based on the exchange rate in effect as of December 31, 2014) to enable us to establish an advanced innovative research and development center for cloud computing technologies and Unified Communications. In May 2014, the research and development center was established. In June 2016, another three-year program (2016-2018) for approximately NIS107 million (equal to approximately $27.8 million based on the exchange rate in effect as of December 31, 2016) was approved. The grants are subject to conditions relating to grants by NATI. Funding for the whole term of the program is subject to the continued review and approval of the progress of the project by NATI.

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

We may need additional financing to operate our business, continue our longer term expansion plans. To the extent that we cannot fund our activities and acquisitions through our existing cash resources and any cash we generate from operations, we may need to raise equity or debt funds through additional public or private financings. We cannot be certain that we will be able to obtain additional financing on commercially reasonable terms, or at all. This could inhibit our growth, increase our financing costs or cause us severe financial difficulties.

We could be forced to repay our bank debt if we are unable to satisfy the covenants in our loan agreements.

In December 2015, we incurred additional debt in the amount of $3 million and 3 million Euro. These amounts are repayable in 20 equal quarterly installments from March 2016 through December 2020. In December 2016, we borrowed an additional $6 million which is repayable in 20 equal quarterly installments from March 2017 through December 2021. If we are unable to make payments when required by these loan agreements or if we do not comply with covenants in our loan agreements with respect to maintaining shareholders’ equity, cash balances, and liabilities to banks at specified levels or achieving certain levels of operating income, we could be required to repay all or a portion of these bank loans prior to their maturity date.

We may need to expand our business through acquisitions that could result in diversion of resources and extra expenses. This could disrupt our business and affect our results of operations.

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

Acquisitions could result in:

•	substantial cash expenditures;

•	potentially dilutive issuances of equity securities;

•	the incurrence of debt and contingent liabilities;

•	a decrease in our profit margins;

•	amortization of intangibles and potential impairment of goodwill and intangible assets;

•	reduction of management attention to other parts of the business;

•	failure to invest in different areas or alternative investments;

•	failure to generate expected financial results or reach business goals; and

•	increased expenditures on human resources and related costs.

•	decrease growth of our professional services;

If acquisitions disrupt our sales or marketing efforts or operations, our business may suffer.

If new products we introduce or expect to introduce in the future fail to generate the level of demand we anticipated, we will realize a lower than expected return from our investment in research and development with respect to those products, and our results of operations may suffer.

Our success is dependent, in part, on the willingness of our customers to transition or migrate to new products, such as our expanded offering of session border controller products, our multi service business routers (MSBRs), our IP Phones, our software solutions and value added application products, our services or expected future products. We are involved in a continuous process of evaluating changing market demands and customer requirements in order to develop and introduce new products, features and applications to meet changing demands and requirements. We need to be able to interpret market trends and the advancement of technology in order to successfully develop and introduce new products, features and applications. If potential customers defer transition or migration to new products, our return on our investment in research and development with respect to products recently introduced or expected to be introduced in the near future will be lower than we originally anticipated and our results of operations may suffer.

Because of the rapid technological development in the communications equipment market and the intense competition we face, our products can become outmoded or obsolete in a relatively short period of time, which requires us to provide frequent updates and/or replacements to existing products. If we do not successfully manage the transition process to the next generation of our products, our operating results may be harmed. Furthermore, the Communication Platform as a Service (CPaaS) is developing fast and it may have a negatively affect our Unified Communications as a Service (UCaaS) market which is one of our main revenue sources.

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

The use of cloud-based software as a service (“SaaS”) is a software licensing and delivery model in which software is licensed on a subscription basis and is centrally hosted in the cloud. Recently, our partners have started adopting this model. For example, Microsoft announced Skype for Business cloud PBX in November 2015 and is encouraging business customers to use that model instead of the on premises alternative. Currently, our revenue is generated primarily from on premises deployments. The transition to cloud-based delivery impacts the architecture and role of our products in the overall solution. We may not succeed in transitioning in time or at all to the new technologies, products, solutions and services adopted by our partners and their customers. We may not succeed in aligning our solutions with our partners’ solutions and be unable to bring sufficient value to them or their end customers. Our inability to adapt to the ongoing transition to the use of cloud-based software could have an adverse effect on us. Furthermore, SaaS may have an adverse effect on our short-term revenue recognition.

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

Specifically in the area of enterprise class session border controller technology we compete with Oracle, Cisco, Avaya, Sonus Networks , MetaSwich, GenBand, Ingate and Edgewater.

Our competitors in the Microsoft Skype for Business certified gateways, session border controller, Survivable Branch Appliance and IP Phone markets include Sonus Networks, Dialogic, Cisco, Oracle, Polycom, Snom, Yealink, Patton and HP.

Our principal competitors in the sale of signal processing chips are DSP Group, Broadcom, Octasic and Mindspeed. Other indirect competition is a result of the integration of VoIP functionality into processors (running VoIP signal processing on generic ARM/MIPS cores), thus decreasing the need for dedicated signal processing chips in the VoIP product. Examples of such manufacturers are Cavium and Texas Instruments. Our principal competitors in the communications board market are Dialogic, Sangoma and PIKA Technologies.

Our principal competitors in the area of IP Phones are comprised of “best-of-breed” IP phone vendors and end-to-end IP telephony vendors. “Best of breed” IP phone vendors sell standards-based SIP phones that can be integrated into any standards-based IP-PBX or hosted IP telephony system. These competitors include Polycom, HP, Grandstream, Yealink and SNOM. End-to-end IP telephony vendors sell IP phones that only work in their proprietary systems. These competitors include Cisco, Avaya, Alcatel-Lucent, Siemens, Mitel and NEC.

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

Our product offerings range from media gateway building blocks, such as chips and boards, to media gateways, IP Phones and session border control products (systems). These products could compete with products offered by our customers. These customers could decide to decrease purchases from us because of this competition. This could result in a material adverse effect on our results of operations.

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

Our customers expect us to maintain an inventory of products available for purchase off the shelf subsequent to the initial sales cycle for these products. This may require us to incur the costs of manufacturing inventory without having a purchase order for the products. The VoIP industry is subject to rapid technological change and volatile customer demands, which result in a short product commercial life before a product becomes obsolete If we are unable to sell products that are produced to hold in inventory, we will need to write-off all or a part of the inventory value of these products. Write-offs could adversely affect our operating results and financial condition. We wrote off inventory in an aggregate amount of $82,000 in 2014, $724,000 in 2015 and $2.2 million in 2016. We have incurred write-offs as a result of slow moving items, excess inventories, discontinued products and products with market prices lower than cost.

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

Our products are technologically complex and are typically intended for use in applications that may be critical to the business of our customers. Prospective customers generally must make a significant commitment of resources to test and evaluate our products and to integrate them into larger systems. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new communications equipment The sales cycles of our products to new customers are approximately six to twelve months after a design win, depending on the type of customer and complexity of the product This time period may be further extended because of internal testing, field trials and requests for the addition or customization of features. This delays the time until we realize revenue and results in significant investment of resources in attempting to make sales.

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

We are subject to an increasing number of directives and regulations requiring the use of environmentally-friendly materials. For example, pursuant to a European Community directive, equipment suppliers are required to stop using specified materials that are not environmentally friendly.. Some of our customers may also require products that meet higher standards than those required by the directive, such as complete removal of additional harmful substances from our products. We are dependent on our suppliers for components and sub-system modules, such as semiconductors and purchased assemblies and goods, to comply with these requirements. This may harm our ability to sell our products in regions or to customers that may adopt such directives. Compliance with these directives, has required us to undertake significant expenses with respect to meeting the basic requirements and the updates of those regulations and of implementing new similar regulations and directives. In addition, we may be required to pay higher prices for components that comply with those directives. We may not be able to pass these higher component costs on to our customers. Compliance with these directives have increased and could continue to increase our product design and manufacturing costs. New designs may also require qualification testing with both customers and government certification boards.

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

Our inability or failure to comply with these regulations could have a material adverse effect on our results of operations. In addition, manufacturers of components that do not meet the new requirements may decide to stop manufacturing those components prior to the required compliance date. These actions by manufacturers of components could result in a shortage of components that could adversely affect our business and results of operations.

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

Revenues generated outside of the Americas and Israel represented approximately 44% of our revenues in 2014 and in 2015 and 45% of our revenues in 2016. Part of our strategy is to expand our penetration in existing foreign markets and to enter new foreign markets. Our ability to penetrate some international markets may be limited due to different technical standards, protocols or product requirements in different markets. Expansion of our international business will require significant management attention and financial resources. Our international sales and operations are subject to numerous risks inherent in international business activities, including:

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

Although we have operations throughout the world, the majority of our revenues and our operating costs in 2016 were denominated in, or linked to, the U.S. dollar. Accordingly, we consider the U.S. dollar to be our functional currency. However, a significant portion of our operating costs in 2016 were incurred in New Israeli Shekels (NIS). During 2016, the NIS appreciated against the U.S. dollar, which resulted in an increase in the U.S. dollar cost of our operations in Israel. As a result of this differential, from time to time we may experience increases in the costs of our operations outside the United States, as expressed in U.S. dollars. If there is a significant increase in our expenses, we may be required to increase the prices of our products and may be less competitive. Currently, our international sales are denominated primarily in U.S. dollars. Therefore, any devaluation in the local currencies of our customers relative to the U.S. dollar could cause customers to decrease or cancel orders or default on payment.

Our sales to European customers denominated in Euros are increasing. Sales denominated in Euros could make our revenues subject to fluctuation in the Euro/U.S. dollar exchange rate. If the U.S. dollar appreciates against the Euro, we may be required to increase the prices of our products that are denominated in Euros. In 2016, the U.S. dollar appreciated against the Euro, which resulted in an increase in the prices of our products that are denominated in Euros.

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

We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. There has been an increase in unrest and terrorist activity in Israel, which has continued with varying levels of severity for many years through the current period of time. This has led to ongoing hostilities between Israel, the Palestinian Authority, other groups in the West Bank and Gaza Strip, and the northern border of Lebanon, such as the hostilities along Israel’s border with the Gaza Strip and the missiles fired from the Gaza Strip into Israel in 2012 and 2013, as well as during the hostilities in the summer of 2014. The future effect of this conflict on the Israeli economy and our operations is unclear. The Israeli-Palestinian conflict may also lead to political instability between Israel and its neighboring countries. Ongoing violence between Israel and the Palestinians, as well as tension between Israel and the neighboring countries, may have a material adverse effect on our business, financial conditions and results of operations.

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

We generate most of our revenues in U.S. dollars and, in 2016, a significant portion of our expenses, primarily salaries, related personnel expenses and the leases of our buildings in Israel, were incurred in NIS. We anticipate that a significant portion of our expenses will continue to be denominated in NIS.

Our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS. During 2014 and 2015, the NIS depreciated against the U.S. dollar, which resulted in a decrease in the U.S. dollar cost of our operations in Israel, and during 2016, the NIS appreciated against the U.S. dollar, which resulted an increase in the U.S. dollars cost of our operations in Israel. To the extent the U.S. dollar weakens against the NIS, we could experience an increase in the cost of our operations, which are measured in U.S. dollars in our financial statements, which could adversely affect our results of operations. In addition, in periods in which the U.S. dollar appreciates against the NIS, we bear the risk that the rate of inflation in Israel will exceed the rate of such devaluation of the NIS in relation to the U.S. dollar or that the timing of such devaluations were to lag considerably behind inflation, which will increase our costs as expressed in U.S. dollars.

A decrease in value of the U.S. dollar in relation to the NIS could have the effect of increasing the cost in U.S. dollars of these expenses. Our U.S. dollar-measured results of operations were adversely affected in 2012, 2013 and 2016 when the NIS appreciated against the U.S. dollar. This could happen again if the U.S. dollar were to decrease in value against the NIS.

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

Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, exchange rate fluctuations have an impact on our profitability and period-to-period comparisons of our results of operations. In 2016, the value of the U.S. dollar decreased in relation to the NIS by 1.5% and the deflation rate in Israel was 0.2%. In 2015, the value of the U.S. dollar increased in relation to the NIS by 0.3% and the deflation rate in Israel was 1.0%. In 2014, the value of the U.S. dollar increased in relation to the NIS by 12.0% and the deflation rate in Israel was 0.1%. Our results of operations may be adversely affected in case of a decrease in the value of the U.S. dollar to the NIS.

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

In order to be eligible for tax benefits under the Investment Law, our Approved Enterprise and Privileged Enterprises must comply with various conditions set forth in the Investment Law and the criteria set forth in the applicable certificate of approval for the Approved Enterprise, as well as periodic reporting obligations. If we fail to meet these requirements, we would be subject to corporate tax in Israel at the regular statutory rate. Additionally, some of these programs and the related tax benefits are available to us for a limited number of years, and these benefits expire from time to time. We could also be required to refund tax benefits, with interest and adjustments for inflation based on the Israeli consumer price index. See Note 13 to our Consolidated Financial Statements for additional information with respect to tax benefits under the Investment Law.

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

In connection with research and development grants we received from National Authority for Technology and Innovation (formerly known as the Office of the Chief Scientist) of the Israeli Ministry of Economy, or NATI, we must pay royalties to NATI on the revenue derived from the sale of products, technologies and services developed with the grants from NATI. The terms of NATI grants and the law pursuant to which grants are made restrict our ability to manufacture products or transfer technologies outside of Israel if NATI grants funded the development of the products or technology, without special approvals from NATI. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with NATI funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay NATI. These restrictions may limit our ability to enter into agreements for such transactions without NATI approval. We cannot be certain that any approval of NATI will be obtained on terms that are acceptable to us, or at all.

In order to meet specified conditions in connection with the grants and programs of NATI, we have made representations to the Government of Israel concerning our Israeli operations. If we fail to meet the conditions related to the grants, including the maintenance of a material presence in Israel, or if there is any material deviation from the representations made by us to the Israeli government, we could be required to refund the grants previously received (together with an adjustment based on the Israeli consumer price index and an interest factor) and would likely be ineligible to receive NATI grants in the future and, in certain cases, may be subject to criminal charges. In addition, manufacturing products outside the State of Israel (as we currently do) increases the rates of royalties to be paid to NATI. Any inability to receive these grants would result in an increase in our research and development expenses.

In 2016, we recognized a royalty-bearing grant of $7.3 million from the Government of Israel, through NATI, for the financing of a portion of our research and development expenditures in Israel. The NATI budget has been subject to reductions, which may affect the availability of funds for these prospective grants and other grants in the future. As a result, we cannot be certain that we will continue to receive grants at the same rate, or at all. In addition, the terms of any future NATI grants may be less favorable than our past grant. As of December 31, 2016, we have a contingent obligation to pay royalties in the amount of approximately $52.7 million.

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

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Between January 1, 2012 and March 19, 2017, the trading price of our shares on NASDAQ has fluctuated from a low of $1.20 to a high of $9.12. The following factors may cause significant fluctuations in the market price of our ordinary shares:

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

U.S. shareholders face certain income tax risks in connection with their acquisition, ownership and disposition of our ordinary shares. In any tax year, we could be deemed a passive foreign investment company, which could result in adverse U.S. federal income tax consequences for U.S. shareholders

Based on the composition of our gross income, the composition and value of our gross assets and the amounts of our liabilities for each taxable year from 2004 through 2016, we do not believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes during any of such tax years. It is likely, however, that we were a PFIC in each of 2001, 2002 and 2003. There can be no assurance that we will not become a PFIC in the current tax year or any future tax year in which, for example, the value of our assets, as measured by the public market valuation of our ordinary shares, declines in relation to the value of our passive assets (generally, cash, cash equivalents and marketable securities). If we are a PFIC for any tax year, U.S. shareholders who own our ordinary shares during such year may be subject to increased U.S. federal income tax liabilities and reporting requirements for such year and succeeding years, even if we cease to be a PFIC in such succeeding years. A U.S. holder of our ordinary shares will be required to file an information return containing certain information required by the U.S. Internal Revenue Service for each year in which we are treated as a PFIC with respect to such holder.

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

The preparation of our report is dependent upon the implementation and operation of our systems and processes and information supplied by our suppliers of products that contain, or potentially contain, conflict minerals. We have incurred and will continue to incur costs associated with complying with the supply chain due diligence procedures required by the SEC. To the extent that the information that we receive from our suppliers is inaccurate or inadequate or our processes in obtaining that information do not fulfill the SEC’s requirements, we could face both reputational and SEC enforcement risks. In addition, our efforts to comply with the disclosure rules and to otherwise implement conflict-free sourcing policies could result in changes to our supply chain that could disrupt existing supply sources or cause more uncertainty with respect to our supply chain.

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

MAJOR DEVELOPMENTS SINCE JANUARY 1, 2016

New R&D Center

In April 2014, the Office of the Chief Scientist (now known as NATI) approved a three-year program (2014-2016) for approximately NIS100 million (equal to approximately $25.7 million based on the exchange rate in effect as of December 31, 2014) to enable us to establish an advanced innovative research and development center for cloud computing technologies and Unified Communications. In May 2014, the research and development center was established. In June 2016, another three-year program (2016-2018) for approximately NIS107 million (equal to approximately $27.8 million based on the exchange rate in effect as of December 31, 2016) was approved. As of December 31, 2016, we employed approximately 100 engineers at the research and development center. We expect that a significant portion of the cost of this project will continue to be reimbursed to us through grants from NATI, the successor to the Office of the Chief Scientist, pursuant to this program. The grants are subject to conditions relating to grants by NATI. Funding for the whole term of the program is subject to the continued review and approval of the progress of the project by NATI.

Software Enterprise Session Border Controller

Network Function Virtualization (NFV) continues to increase penetration in the service provider space. Service providers seek to harmonize their infrastructure on common off the shelf servers, instead of using proprietary hardware. In 2016, AudioCodes continued to invest in NFV by adding more capabilities to its software SBC product line. This includes software-based transcoding, support and integration with OpenStack framework and an SBC AMI in Amazon Web Services cloud.

IP Phones

During 2016, we continued to evolve our IP Phones offering for Microsoft Skype for Business, contacts centers and hosted business services by developing additional capabilities and offering tighter manageability and control of the phones from the One Voice Operations Center. Additionally, we introduced the 405 IP Phone for price-sensitive customers and to help our penetration into Asia Pacific and Latin American markets.

Multi-Service-Business-Routers

During 2016, we continued to evolve our MSBR product line with more hardware configurations as required by service provider customers and more advanced capabilities such as Virtual Redundant Routing Protocol (VRRP), used to achieve enhanced reliability and availability of routing paths.

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

CloudBond 365, Cloud Connector Edition (CCE) appliances, and User Management Pack 365 (UMP 365)

AudioCodes CloudBond™ 365 is a modular, adaptable solution for the data center, customer premises or the branch. A versatile all-in-one Skype for Business appliance designed for hybrid environments, it combines Skype for Business server, the Cloud-PBX and the service provider’s voice services. While Microsoft’s Cloud PBX offering is still evolving into a full PBX replacement, CloudBond 365 bridges the gap, creating the critical bond between UC and the developing cloud business.

AudioCodes Mediant CCE appliances, allows Microsoft Skype for Business cloud PBX customers to connect to their local existing voice services (Like E1/T1, ISDN, and SIP Trunks). AudioCodes Mediant CCE appliances package Microsoft CCE code along with AudioCodes SBC and gateway technology, along with a management application for simplified installation and operations.

AudioCodes User Management Pack 365 (UMP 365) is a software management application that allows IT managers and service providers to easily operate Skype for Business deployments. UMP 365 deoes not require knowledge and expertise in Microsoft’s PowerShell tools, and instead, allows helpdesk level engineers to operate the daily tasks using an intuitive graphical user interface.

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

We acquired Active Communications Europe for a purchase price of $3 million, payable $2 million in cash at closing and $500,000 on each of the first and second anniversaries of the closing date. The deferred payments may be paid in cash or our ordinary shares at our option. The first deferred payment was paid in cash in February 2017. We are also obligated under an earn-out arrangement pursuant to which we have agreed to pay up to an additional $2 million based on attaining certain sales targets over the next three years. In exceptional circumstances, the amount of the earn-out may increase. Following the transaction, Active Communications Europe became a wholly owned subsidiary of AudioCodes.

PRINCIPAL CAPITAL EXPENDITURES

We have made and expect to continue to make capital expenditures in connection with expansion of our production capacity. The table below sets forth our principal capital expenditures incurred for the periods indicated (amounts in thousands):

	Year Ended December 31
	2014	2015	2016

Computers and peripheral equipment	$1,775	$848	$1,322

Office furniture and equipment	108	732	114

Leasehold improvements	655	446	41

Total	$2,538	$2,026	$1,477

B.	BUSINESS OVERVIEW

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

Over the years, AudioCodes continued to expand our focus. Our development and expansion focused on different technologies and solutions as VoIP progressed:

•	1993-1997 – Algorithm Development
•	1995-2007 –Chips, Blades
•	2002-2016 – Networking Products
•	2011-2016 – Solutions and Services

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

In 2006, we teamed with BroadSoft to help service providers deliver hosted VoIP service. ~~.~~ By 2009, we had launched a strategic initiative with Broadsoft to simplify deployments of IP voice networks and, in 2014, BroadSoft and AudioCodes announced that they were collaborating on “One Voice for Hosted Services”. The One Voice initiative included BroadSoft’s unified communication services and AudioCodes’ IP phones, routers, SBCs and gateways serving as a one stop shop for service providers that are offering enterprises next generation VoIP services.

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

On December 31, 2015, AudioCodes acquired Active Communications Europe to further strengthen our ability to provide advanced software solutions for the emerging Microsoft Skype for Business online application. In 2016, AudioCodes leveraged the Active Communications Europe acquisition and promoted several products around Microsoft Skype for Business, including CloudBond 365 and User Management Pack 365 (UMP 365).

AudioCodes began working in the call center telecommunications sector in 2003 with VoiceGenie, which was acquired by Alcatel-Lucent-owned Genesys in 2006. In 2011, we were designated a vendor in the Genesys SIP Select program specifically for our Mediant 1000 and Mediant 2000 gateway products, that provide the interface between the PSTN and Genesys SIP Server. In 2016, AudioCodes and Genesys expanded their program pursuant to which Genesys and its partners offer a complete integrated end-to-end solution that includes the Genesys Customer Experience Platform along with AudioCodes’ IP phones, session border controllers, media gateways and centralized management and monitoring applications to allow customers to benefit from a quick and easy migration to an all-IP contact center.

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

Software-Defined Networking (SDN) and Software-Defined Wide Area Network (SD-WAN)

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

SD-WAN is a specific application of SDN technology applied to WAN connections, which are used to connect enterprise networks – including branch offices and data centres – over large geographic distances. A WAN might be used, for example, to connect branch offices to a central corporate network, or to connect data centres separated by distance. In the past, these WAN connections often used technology that required special proprietary hardware. The SD-WAN movement seeks to move more of the network control into the “cloud,” using a software approach.

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

We categorize our revenues from products and services into two main lines: networking and technology.  Networking products consist of connectivity platforms (Gateways, SBC and MSBR), IP Phones and management server suite. We further split the networking products to Gateways, UC-SIP and Applications. The Gateways are comprised of the TDM Voice over IP Media Gateways (analog and digital). UC-SIP consists of SBC, MSBR, IP Phones, Microsoft specific appliances (CloudBond 365 and Mediant CCE appliance) as well as call routing, element and voice quality management suite, all together management server suite. Applications include mobile VoIP solutions and other value added application products. Sales of networking products accounted for approximately 65% of our revenues in 2014, 62% of our revenues in 2015 and 61% of our revenues in 2016. Network services accounted for approximately 21% of our revenues in 2014, 27% of our revenues in 2015 and 29% of our revenues in 2016.

Technology products are enabling in nature and consist of our chips and boards business products. These are sold primarily to original equipment manufacturers, or OEMs, through distribution channels. Our chips and boards serve as building blocks that our customers incorporate in their products. In contrast, our networking products are used by our customers as part of a broader technological solution and are a box level product that interacts directly with other third party products. Sales of technology products accounted for approximately 13% of our revenues in 2014, 11% of our revenues in 2015 and 9% of our revenues in 2016. Technology services accounted for less than 1% of our revenues in 2014, 2015 and 2016.

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

Services accounted for approximately 22% of our revenues in 2014, 27% of our revenues in 2015 and 30% of our revenues in 2016.

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

CloudBond 365, Cloud Connector Edition (CCE) appliances, and User Management Pack 365 (UMP 365)

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

AudioCodes Mediant CCE appliances allow Microsoft Skype for Business cloud PBX customers to connect to their local existing voice services (such as E1/T1, ISDN and SIP Trunks). AudioCodes Mediant CCE appliances package Microsoft CCE code along with AudioCodes SBC and gateway technology and a management application for simplified installation and operation.

AudioCodes User Management Pack 365 (UMP 365) is a software management application that allows IT managers and service providers to easily operate Skype for Business deployments. UMP 365 does not require knowledge and expertise in Microsoft’s PowerShell tools. Instead, it allows helpdesk level engineers to operate the daily tasks using an intuitive graphical user interface.

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

Routing

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

AudioCodes Routing Manager (ARM)

New technologies such as unified communications in the enterprise market and broadband in the service provider market have increased the VoIP network footprint. The result of this is that both enterprises and service providers are now facing routing challenges in hybrid and complex environments.

ARM is a dynamic routing manager with a design based on software-defined networking principles. ARM decouples the device layer from the network routing and policy layers, creates complex VoIP networks automatically and simplifies routing rules, monitoring and management configuration.

All SIP network elements (i.e. SBCs, gateways) register with ARM automatically as they boot up. The SBC and media gateways update ARM with all their VoIP peers, i.e. the SBC/gateway connections to IP-PBXs, PSTN, SIP trunks, user interfaces etc. ARM discovers the SBCs and gateways in the network automatically, and updates itself dynamically. Every change in connectivity and configuration is constantly reported to ARM. Eventually, ARM builds a complete picture of network topology connectivity and health.

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

Our service provider customers include a range of tier 1, 2 and 3 service providers that deploy our solution as part of their voice service or UC offering for their business customers. Our solutions are deployed both at the customer premise and at the service core to provide connectivity and high-quality voice services. AudioCodes’ range of products and wide interoperability allows service providers to deploy our solutions in practically any environment (e.g., together with BroadSoft, Huawei, Alcatel, MetaSwitch) and for a wide range of customers.

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

We have generally entered into a combination of exclusive and non-exclusive sales representation agreements with these customers in each of the major countries in which we do business. These agreements are typically for renewable 12-month terms, are terminable at will by us upon 90 days’ notice, and do not commit the customer to any minimum sales of our products to third parties. Some of our customers have the ability to return some of the products they have previously purchased and purchase more up to date models.

The One Voice marketing message positions AudioCodes as a one-stop-vendor for various echo systems telephony solutions. The marketing campaign started with the positioning of One Voice for LYNC (now called Skype for Business), which presented the AudioCodes value proposition as a vendor of comprehensive voice networking for Microsoft unified communications with many certified IP PHONES and connectivity products such as SBAs many type of GWs and SBCs. Additionally, One Voice positions AudioCodes as a vendor that can deliver end-to-end support and that offers value-added professional services including design, implementation, and network readiness assessment, among others. We later also introduced One Voice for Hosted Services which similarly positions AudioCodes as a one-stop vendor for Operators hosted services, mainly in collaboration with Broadsoft. AudioCodes believes it can deliver a full suite of voice and networking equipment that is required to connect business customers to an operator’s network.

Throughout 2016, we continued to enhance our field marketing efforts with direct touch enterprise engagements, along with channel recruitments and generic marketing activities including tradeshows, webinars, seminars, on-line and social marketing. The AudioCodes One Voice positioning is strongly emphasized in our marketing efforts.

Manufacturing

Some of our components are obtained from single suppliers. For example, Texas Instruments Incorporated supplies all of our DSP components, while Motorola and Cavium Networks provide embedded CPU and network processors. Other components are generic in nature and we believe they can be obtained from multiple suppliers.

We have not entered into any long-term supply agreements. However, we have worked for years in several countries with established global manufacturing leaders such as Flextronics and have had significant experience with their level of commitment and ability to deliver. To date, we have been able to obtain sufficient amounts of these components to meet our needs and do not foresee any supply difficulty in obtaining timely delivery of any parts or components. However, an interruption in supply from any of these sources, especially with regard to DSP components from Texas Instruments Incorporated and CPU and network processors from both Cavium Networks and Motorola, or an unexpected termination of the manufacture of certain electronic components, could disrupt production, thereby adversely affecting our results. We generally maintain an inventory of critical components used in the manufacture and assembly of our products although our inventory of signal processor chips would likely not be sufficient in the event that we had to engage an alternate supplier for these components.

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

We are obligated under certain agreements with our suppliers to purchase goods and to purchase excess inventory. Aggregate non-cancellable obligations under these agreements as of December 31, 2016 were approximately $15.9 million.

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

We are subject to telecommunication industry regulations and requirements set by telecommunication carriers that address a wide range of areas including quality, final testing, safety, packaging and use of environmentally friendly components. We comply with the European Union’s Restriction of Hazardous Substances Directive (under certain exemptions) that requires telecommunication equipment suppliers to not use some materials that are not environmentally friendly. These materials include cadmium, hexavalent chromium, lead, mercury, polybrominated biphenyls and polybrominatel diphenyl ethers. We expect that other countries, including countries we operate in, will adopt similar directives or other additional directives and regulations.

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

Our competitors in the Microsoft Skype for Business certified gateway and session border controller markets include Sonus Networks, Dialogic, Cisco, Ferrari, Sangoma, HP, Paton, Ingate and Oracle.

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

There are a number of companies besides us who hold or may acquire patents for various aspects of the technology incorporated in the ITU’s standards or other industry standards or proprietary standards, for example, in the fields of wireless and cable. While we have obtained cross-licenses from some of the holders of these other patents, we have not obtained a license from all of the holders. The holders of these other patents from whom we have not obtained licenses may take the position that we are required to obtain a license from them. Companies that have submitted their technology to the ITU (and generally other industry standards making bodies) for adoption as an industry standard are required by the ITU to undertake to agree to provide licenses to that technology on reasonable terms. Accordingly, we believe that even if we were required to negotiate a license for the use of such technology, we would be able to do so at an acceptable price. Similarly, third parties who also participate with respect to the same standards-setting organizations as do we may be able to negotiate a license for use of our proprietary technology at a price acceptable to them, but which may be lower than the price we would otherwise charge.

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

Legal Proceedings

In November 2013, a former employee filed a claim against our subsidiary in Brazil alleging that he is entitled to approximately $600,000 as a result of the termination of his employment by the subsidiary. In July 2015, the court declared the suit unfounded. In August 2015, the former employee presented an appeal to the Second Grande Labor Court in Brazil. In July 2016 the appeal was dismissed by the Second Grange Labor Court and the case has been closed.

In January 2015, the Manufacturers Association of Israel (“MAI”) filed a claim against us with the Israeli Labor Court for unpaid handling charges, allegedly due for the years 2008 – 2013. In January 2017, the parties agreed to settle this claim.

In January 2017, a complaint for patent infringement was filed against our subsidiary in the U.S. and against one of our a customers.  The proceedings were served and no monetary demands were made. At this early stage, we cannot predict the outcome of this matter.

C.	ORGANIZATIONAL STRUCTURE

List of Significant Subsidiaries

AudioCodes Inc., our wholly-owned subsidiary, is a Delaware corporation.

AudioCodes Development Ltd., our wholly-owned subsidiary, is based in Beer Sheva, Israel.

D.	PROPERTY, PLANTS AND EQUIPMENT

We lease our main facilities, located in Airport City, Lod, Israel, which occupy approximately 200,000 square feet for annual lease payments of approximately $5.4 million (including management fees). In September 2013, this lease was extended by an additional 10 years, and is scheduled to expire on January 31, 2024.

Our U.S. subsidiary, AudioCodes Inc., leases approximately 28,000 square foot facility in Somerset, New Jersey through December 31 2018. AudioCodes Inc. also leases offices in Plano, Texas, San Jose, California, Raleigh, North Carolina, Boston, Massachusetts and Mexico. The annual lease payments in 2015 (including management fees) for all our offices in the United States were approximately $600,000.

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

Our management has reviewed our critical accounting policies and related disclosures with our Audit Committee. See Note 2 to our Consolidated Financial Statements included elsewhere in this Annual Report, which contain additional information regarding our accounting policies and other disclosures required by U.S. GAAP.

On an on-going basis, management evaluates its estimates and judgments, Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Management believes the significant accounting policies that affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and are the most critical to aid in fully understanding and evaluating AudioCodes’ reported financial results include the following:

•	Revenue recognition and allowance for sales returns;

•	Allowance for doubtful accounts;

•	Inventories;

•	Intangible assets;

•	Goodwill;

•	Income taxes and valuation allowance;

•	Stock-based compensation; and

•	Contingent liabilities.

•	Contingent consideration.

Revenue Recognition and Allowance for Sales Returns

We generate our revenues mainly from the sale of products. We sell our products through a direct sales force and sales representatives. Our customers include original equipment manufacturers, or OEMs, network equipment providers, systems integrators and distributors in the telecommunications and networking industries, all of whom are considered end-users.

Revenues from products and services are recognized in accordance with Accounting Standards Codification (“ASC”) 605, “Revenue Recognition”, when the following criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery of the product has occurred; (iii) the fee is fixed or determinable and (iv) collectability is reasonably assured. We have no obligation to customers after the date on which products are delivered, other than pursuant to warranty obligations and any applicable right of return. We grant to some of our customers the right of return or the ability to exchange a specific percentage of the total price paid for products they have purchased over a limited period for other products.

We maintain a provision for product returns and exchanges and other incentives. This provision is based on historical sales returns, analysis of credit memo data and other known factors. This provision amounted to $1.7 million and $1.9 million as of December 31, 2015 2016, respectively.

Under Accounting Standards Update (“ASU”) No. 2009-13, Topic 605, “Multiple-Deliverable Revenue Arrangements”, the selling price for a deliverable is based on its vendor-specific objective evidence (“VSOE”) if available, third-party evidence (“TPE”) if VSOE is not available, or estimated selling price (“ESP”) if neither VSOE nor TPE is available. We then recognize revenue on each deliverable in accordance with our policies for product and service revenue recognition. VSOE of selling price is based on the price charged when the element is sold separately. In determining VSOE, we require that a substantial majority of the selling prices fall within a narrow range based on standalone rates. TPE of selling price is established by evaluating largely interchangeable competitor products or services in stand-alone sales to similarly situated customers. However, as our products contain a significant element of proprietary technology and our solutions offer substantially different features and functionality, the comparable pricing of products with similar functionality typically cannot be obtained. Additionally, as we are unable to reliably determine the selling prices of competitors products on a stand-alone basis, we are not typically able to determine TPE. The ESP is established considering multiple factors including, but not limited to, pricing practices in different geographical areas and through different sales channels, gross margin objectives, internal costs, the pricing strategies of our competitors, and industry technology lifecycles. The selling price of the products and professional services was based on ESP. Maintenance selling price was based on either VSOE or ESP.

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

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the “weighted average cost” method for raw materials and finished products. We periodically evaluate the quantities on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow moving items, technological obsolescence, excess inventories, discontinued products and for market prices lower than cost. We wrote-off inventory in a total amount of $82,000, $724,000 and $2.2 million in the years ended December 31, 2014, 2015, and 2016, respectively.

Intangible assets

As a result of our acquisitions, our balance sheet included acquired intangible assets in the aggregate amount of approximately $4.0 million and $2.8 million as of December 31, 2015 and 2016, respectively.

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

If we did not appropriately allocate these components or we incorrectly estimate the useful lives of these components, our computation of amortization expense may not appropriately reflect the actual impact of these costs over future periods, which will affect our operating results.

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

During the years ended December 31, 2014, 2015 and 2016, no impairment charges were identified.

Goodwill

As a result of our acquisitions, our balance sheet included acquired goodwill in the aggregate amount of approximately $36.2 million as of December 31, 2015 and 2016. Goodwill represents the excess of the purchase price and related costs over the fair value of net tangible and identifiable intangible assets of businesses acquired and accounted for under the purchase method. In accordance with ASC 350, “Intangible, Goodwill and Other,” goodwill is not amortized and is tested for impairment at least annually. Our annual impairment test is performed at the end of the fourth quarter each year. If events or indicators of impairment occur between the annual impairment tests, we perform an impairment test of goodwill at that date.

ASC 350 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. In such case, the second phase is then performed, and we measure impairment by comparing the carrying amount of the reporting unit’s goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess. We have an option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required.

During the years ended December 31, 2014, 2015 and 2016, no impairment losses were identified.

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

Stock-based compensation

We account for stock-based compensation in accordance with ASC 718, “Compensation-Stock Compensation.” We utilize the Black-Scholes option pricing model to estimate the fair value of stock-based compensation at the date of grant. The Black-Scholes model requires subjective assumptions regarding dividend yields, expected volatility, expected life of options and risk-free interest rates. These assumptions reflect management’s best estimates. Changes in these inputs and assumptions can materially affect the estimate of fair value and the amount of our stock-based compensation expenses relating to stock options. We estimated the forfeiture rate based on historical forfeitures of equity awards and adjusted the rate to reflect changes in facts and circumstances, if any. We revised our estimated forfeiture rate if actual forfeitures differed from our initial estimates. Effective as of January 1, 2016, we adopted a change in accounting policy in accordance with Accounting Standards Update 2016-09, “Compensation Stock Compensation (Topic 718)” (“ASU 2016-09”) to account for forfeitures as they occur. The change was applied on a modified retrospective basis with a cumulative effect adjustment to retained earnings as of January 1, 2016. No prior periods were recast as a result of this change in accounting policy. We recognized stock-based compensation expense of $2.5 million in the year ended December 31, 2014 and $2.4 million in each of the years ended December 31, 2015 and 2016. As of December 31, 2016, there was approximately $2.6 million of total unrecognized stock-based compensation expense related to non-vested stock-based compensation arrangements granted by us. As of December 31, 2016, that expense is expected to be recognized over a weighted-average period of 1.03 years.

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

Contingent consideration

We measure liabilities related to earn-out payments at fair value at the end of each reporting period. The fair value was estimated by utilizing the income approach, taking into account the potential cash payments discounted to arrive at a present value amount, based on our expectation. The discount rate was based on the market interest rate and estimated operational capitalization rate.

Recent Issued Accounting Pronouncements

See Note 2z to our Consolidated Financial Statements included elsewhere in this Annual Report.

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

Our products enable our customers to build high-quality packet networking equipment and network solutions and provide the building blocks to connect traditional telephone networks to VoIP networks, as well as connecting and securing multimedia communication between different packet-based networks. Our products are sold primarily to leading OEMs, system integrators and network equipment providers in the telecommunications and networking industries. We have continued to broaden our offerings, both from internal and external development and through acquisitions, as we have expanded in the last few years from selling chips to boards, subsystems, media gateway systems, media servers, session border controllers and messaging platforms. We have also increased our product portfolio to enhance our position in the market and serve our channels better as a one stop shop for voice over IP hardware.

We have invested significant development resources in complying with Microsoft’s requirements for the purpose of becoming a Microsoft recognized partner for their unified communication solutions for the enterprise market, which are known as Microsoft Skype for business. We have adapted some of our gateway products, IP phones, session border controllers, survivable branch applications, value added applications and professional services to operate in the Microsoft Skype for business environment. Our products to the Skype for Business Unified Communications market are sold primarily to our channel partners that distribute and integrate the Skype for business solution to enterprises.

In April 2014, the Israel National Authority for Technology and Innovation (formerly known as the Office of the Chief Scientist) of the Israeli Ministry of Economy and Industry, or NATI, approved a three-year program (2014-2016) for approximately NIS100 million (equal to approximately $26 million based on the exchange rate in effect as of December 31, 2016) to enable us to establish an advanced innovative research and development center for cloud computing technologies and Unified Communications. In May 2014, the research and development center was established and in June 2016, another three-year program (2016-2018) for approximately NIS107 million was approved (equal to approximately $27.8 million based on the exchange rate in effect as of December 31, 2016), in connection with this center. This research and development center employed approximately 100 engineers as of December 31, 2016. We expect that a significant portion of the cost of this project will continue to be reimbursed to us through grants from NATI, pursuant to this program, a relative part of it was already granted to us during the years 2014-2016. The grants are subject to conditions relating to grants by NATI. Funding for the whole term of the program is subject to the continued review and approval of the progress of the project by NATI.

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

The identities of our principal customers have changed and we expect that they will continue to change, from year to year. Historically, a substantial portion of our revenue has been derived from large purchases by a limited number of original equipment manufacturers, or OEMs, and network equipment providers, or NEPs, systems integrators and distributors. ScanSource Communications Group, our largest customer, accounted for 14.9%, 15.0% and 16.7% of our revenues in the years ended December 31, 2014, 2015 and 2016, respectively. In addition, Westcon Group accounted for 10.5%, 12.6% and 11.9% of our revenues in the years ended December 31, 2014, 2015 and 2016, respectively. Our top five customers accounted for 31%, 36.1% and 35.8% of our revenues in the years ended December 31, 2014, 2015 and 2016, respectively. If we lose a large customer and fail to add new customers to replace lost revenue, our operating results may be materially adversely affected.

Revenues based on the location of our customers for the last three fiscal years are as follows:

	Year Ended December 31,
	2014	2015	2016
Americas	50.4%	51.6%	50.9%
Far East	15.3	16.0	18.0
Europe	29.0	27.8	26.9
Israel	5.3	4.6	4.2
Total	100.0%	100.0%	100.0%

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

The demand for Voice over IP, or VoIP, technology has increased during recent years. In recent years, the shift from traditional circuit-switched networks to next generation packet-switched networks continued to gain momentum. As data traffic becomes the dominant factor in communications, service providers are building and maintaining converged networks for integrated voice and data services. In developed countries, traditional and alternative service providers have adopted bundled triple play (voice, video and data) and quadruple play (voice, video, data and mobile) offerings. This trend, enabled by voice and multimedia over IP, has fueled competition among cable, wireline, ISP and mobile operators, increasing the pressure for adopting and deploying VoIP networks. In addition, underdeveloped markets without basic wire line service in countries such as China and India and certain countries in Eastern Europe are adopting the use of VoIP technology to deliver voice and data services that were previously unavailable.

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

Results of Operations

The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
Statement of Operations Data:	2014	2015	2016

Revenues:
Products	78.2%	73.0%	70.3%
Services	21.8%	27.0%	29.7%
Total revenues	100.0%	100.0%	100.0%

Cost of revenues:
Products	35.9	33.8	32.2
Services	5.4	7.0	7.1
Total cost of revenues	41.3	40.8	39.3
Gross profit	58.7	59.2	60.7
Operating expenses:
Research and development, net	21.3	20.0	20.0
Selling and marketing	30.0	31.0	31.0
General and administrative	5.1	6.2	4.4

Total operating expenses	56.4	57.2	55.4

Operating income	2.3	2.0	5.3
Financial income (expenses), net	(0.1)	0.3	(0.1)
Income before taxes on income	2.2	2.3	5.2
Income tax benefit (expense), net	(2.2)	(2.0)	6.0
Net income (loss)	(0.1)%	0.3%	11.2%

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenues. Revenues increased 4.2% to $ 145.6 million in the year ended December 31, 2016 from $139.8 million in the year ended December 31, 2015.

Our revenues from products in the year ended December 31, 2016 slightly increased by 0.3% to $102.3 million, or approximately 70% of total revenues, from $102.0 million, or 73% of total revenues, in the year ended December 31, 2015. The increase in revenues from products was primarily attributable to the increase in our UC-SIP networking products, offset by a decrease in our technology products.

Our revenues from services in the year ended December 31, 2016 increased by 14.6% to $43.3 million, or approximately 29.7% of total revenues, from $37.8 million, or 27% of total revenues, in the year ended December 31, 2015. The increase in revenues from services was driven by the growth in support services related to revenues from products in the year ended December 31, 2016 and in previous years and by the growth in professional services.

Cost of Revenues and Gross Profit. Cost of revenues includes the cost of hardware, quality assurance, overhead related to professional and support customer services, overhead related to manufacturing activity, technology licensing and royalty fees payable to third parties and royalties payables to NATI. Gross profit increased to $88.3 million in the year ended December 31, 2016 from $82.8 million in the year ended December 31, 2015. Gross profit as a percentage of revenues was 60.7% in the year ended December 31, 2016, compared to 59.2% in the year ended December 31, 2015. The increase in the gross profit as a percentage of revenues was primarily attributable to the increase in our revenues from service portion of our total revenues.

Cost of revenues related to products slightly decreased by 0.6% to $46.9 million in the year ended December 31, 2016 from $47.2 million in the year ended December 31, 2015.

Cost of revenues related to services in the year ended December 31, 2016 increased by 5.7% to $10.3 million, from $9.7 million in the year ended December 31, 2015. This increase is primarily attributable to higher support personnel expenses associated with providing services and implementation of our products with service providers as well as with enterprise customers. In the year ended December 31, 2016, the gross margin from sales of services increased to 76%, from 74% in the year ended December 31, 2015. In the year ended December 31, 2016, expenses included in cost of revenues related to stock-based compensation were $118,000 compared to $101,000 in the year ended December 31, 2015.

Research and Development Expenses, net. Research and development expenses, net, consist primarily of salaries and related costs of employees engaged in ongoing research and development activities, development-related raw materials and the cost of subcontractors, less grants from NATI. Research and development expenses increased by 4.1% in the year ended December 31, 2016 to $29.1 million, from $28.0 million in the year ended December 31, 2015. These expenses were 20.0% of revenues in each of the year ended December 31, 2016 and 2015. Research and development expenses increased primarily as a result of adding personnel in connection with our continued development of new products as part of the new research and development center. In the year ended December 31, 2016, expenses included in research and development expenses related to stock-based compensation were $459,000, compared to $429,000 in the year ended December 31, 2015. Grants recognized from NATI were $7.3 million in the year ended December 31, 2016, compared to $5.4 million in the year ended December 31, 2015.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of salaries and related costs of selling and marketing personnel, as well as exhibition, travel and related expenses. Selling and marketing expenses increased by 4.0% in the year ended December 31, 2016 to $45.1 million from $43.4 million in the year ended December 31, 2015. These expenses were 31.0% of revenues in each of the year ended December 31, 2016 and 2015. The increase on an absolute basis is primarily due to an increase in the number of employees and is in line with the increase in revenues. Expenses included in selling and marketing expenses related to stock-based compensation were $1.1 million in the years ended December 31, 2016 and 2015.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related costs of finance, human resources and general management personnel, rent, network and allowance for doubtful accounts, as well as insurance and consultant services expenses. General and administrative expenses decreased by 27.1% to $6.4 million in the year ended December 31, 2016, from $8.7 million in the year ended December 31, 2015. As a percentage of total revenues, general and administrative expenses decreased to 4.4% in the year ended December 31, 2016 from 6.2% in the year ended December 31, 2015. The decrease in general and administrative expenses was primarily due to the income recorded as a result of the revaluation of a liability related to potential earn-out payments. In the year ended December 31, 2016, expenses included in general and administrative expenses related to stock-based compensation were $736,000, compared to $782,000 in the year ended December 31, 2015.

Financial Income (Expenses), Net. Financial income (expenses), net consists primarily of interest earned on cash and cash equivalents, marketable securities and bank deposits, net of interest accrued on our bank loans and bank charges. Financial expenses, net, in the year ended December 31, 2016 was $160,000, compared to financial income, net of $442,000 in the year ended December 31, 2015. The increase in financial expenses, net in the year ended December 31, 2016 was primarily due to lower income recorded with respect to interest on our marketable securities and higher expenses related to exchange rate fluctuations.

Income Tax Benefit (Expense), Net. We had a net income tax benefit of $8.6 million in the year ended December 31, 2016 compared to net income tax expense of $2.8 million in the year ended December 31, 2015. During the year ended December 31, 2016, we fully utilized the remaining amount of the deferred tax asset recorded in 2013. Based on our earnings history and expected future operating results, we recorded deferred tax asset in the amount of $11.6 million as of December 31, 2016. This deferred tax asset represents the approximate amount of our net operating losses and temporary tax differences that the Company estimates it will utilize over the next few years. The net income tax benefit in the year ended December 31, 2016 reflect the effect of the tax benefit associated with the creation of this deferred tax asset.

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

Income Tax Expense, Net. We had net income tax expenses of $2.8 million in the year ended December 31, 2015 compared to $3.4 million in the year ended December 31, 2014. The decrease in the net income tax expenses is primarily a result of lower utilization of deferred tax assets.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation in Israel adjusted for the devaluation:

	Israeli	NIS	Israeli inflation
	inflation	devaluation	adjusted for
Year Ended	rate	rate	devaluation
December 31,	%	%	%

2014	(0.1)	12.0	12.1
2015	(1.0)	0.3	1.3
2016	(0.2)	(1.5)	(1.3)

Recently Issued Accounting Pronouncements

See Note 2aa to our Consolidated Financial Statements included elsewhere in this Annual Report.

B.	LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations for the last three years primarily from our cash and cash equivalents, bank deposits, bank borrowings and cash from operations. In addition, in March 2014 we realized net proceeds of approximately $29.7 million as a result of the sale by us of ordinary shares in a public offering (see “Public Offering” below).

As of December 31, 2016, we had $69.5 million in cash and cash equivalents, marketable securities and bank deposits, a decrease of $10.9 million from $80.4 million at December 31, 2015. As of December 31, 2016, we were restricted with respect to using approximately $8.8 million of our cash as a result of provisions in our loan agreements, a lease agreement and foreign exchange derivatives transactions.

Public Offering

In March 2014, we sold in a public offering 4,025,000 of our ordinary shares, including 525,000 shares sold pursuant to the exercise in full of an over-allotment option granted to the underwriters, at a purchase price of $8.00 per share. Our net proceeds from this offering were approximately $29.7 million, after deducting underwriting commissions and other offering expenses.

Share Repurchase Program

In August 2014, our Board of Directors approved a program to repurchase up to $3.0 million of our ordinary shares. In November 2014, we received court approval in Israel to repurchase up to an additional $15.0 million of our ordinary shares. In May 2015, the court approved an additional $15.0 million in share repurchases. In each of January, May and October 2016, we received court approval in Israel to repurchase up to an additional $15 million of our ordinary shares for an aggregate approval to repurchase up to an additional $45 million of our ordinary shares. The Israeli court generally limits its approval to six months from the date of application. Consequently, although the program does not have a set end date, it requires renewal each 6 months by submitting new court application based on the then prevailing facts. No shares were repurchased during 2016 other than through the repurchase program. Share purchases have and will take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume or other factors. The repurchase program does not require us to purchase a specific number of shares and may be suspended from time to time or discontinued. In July 2016, we completed a cash self-tender offer and accepted for purchase a total of 3,000,000 of our ordinary shares, the maximum amount of shares subject to the offer. These shares were purchased under our repurchase program. During the year ended December 31, 2016, we acquired an aggregate of 6,198,363 of our ordinary shares for approximately $29.4 million. During the year ended December 31, 2015, we acquired an aggregate of 4,762,529 of our ordinary shares for approximately $19.5 million.

Bank Loans

In September and December 2011, we entered into loan agreements with two Israeli banks that provided for borrowings of an aggregate principal amount of $23.8 million. Certain amounts of these loans were required to be maintained as compensating bank deposits that decrease as the loans are repaid. The loans bear interest at an annual rate equal to LIBOR plus 2.1%-4.35% with respect to $19.9 million of the original principal amount of these loans. The remaining $3.9 million principal amount of these loans bears interest at 0.5% above interest paid with respect to the bank deposit. Of these borrowings, $19.9 million of the principal amount borrowed is repayable in 20 equal quarterly payments and the remaining $3.9 million of principal amount is repayable in 10 equal semiannual payments through September 2017. As of December 31, 2016, there was $1.0 million principal amount of these loans outstanding.

In December 2015, we entered into another loan agreement with an Israeli commercial bank that provided loans in the total principal amount of $3.0 million and 3.0 million Euro. The loans bear interest at an annual rate equal to LIBOR plus 1%-2.5% and are repayable in 20 equal quarterly installments. As of December 31, 2016, there was $4.9 million principal amount of these loans outstanding.

In December 2016, we entered into another loan agreement with an Israeli commercial bank that provided loans in the total principal amount of $6.0 million. The loans bear interest at an annual rate equal to LIBOR plus 1.1%-2.5% and are repayable in 20 equal quarterly installments. As of December 31, 2016, there was $6.0 million principal amount of these loans outstanding.

As of December 31, 2016, we were required to maintain an aggregate of $5.9 million of compensating bank deposits with respect to our bank loans. The amount of the compensating balances we are required to keep decreases over time as we repay these loans.

The loan agreements require us, among other things, to meet certain financial covenants such as maintaining shareholders’ equity, cash balances, and liabilities to banks at specified levels, as well as achieving certain levels of operating income.

Cash from Operating Activities

Our operating activities provided cash in the amount of $18.3 million in the year ended December 31, 2016, primarily due to a net income of $16.2 million, an increase of $3.2 million in deferred revenues, and non-cash charges of $2.9 million for depreciation and amortization, $1.0 million for amortization of marketable securities premiums and $2.4 million for stock-based compensation expenses, offset, in part, by an increase of $9.5 million in deferred tax assets. The increase in deferred tax assets is the result of the creation of another deferred tax assets (following the utilization in 2016 of the remaining amount of the deferred tax asset recorded in 2013), related to the differences between the financial reporting and tax bases of assets and liabilities and to the available net carry forward tax losses based on expectations of generating taxable income in the foreseeable future. Our deferred revenues increased due to the increase in the revenues from services in the year ended December 31, 2016, compared to the year ended December 31, 2015.

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

Cash from Investing Activities

In the year ended December 31, 2016, our investing activities provided cash in the amount of $14.1 million, due to proceeds from sale of marketable securities of $12.4 million, from redemption of marketable securities of $3.2 million and a decrease in short-term bank deposits, net of $2.3 million, offset, in part, by an increase in long-term bank deposits of $2.4 million and capital expenditures of $1.5 million..

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

In the year ended December 31, 2014, we used $43.4 million of cash in investing activities, primarily due to purchase of marketable securities of $60.3 and capital expenditures of $2.5 million, offset in part, by proceeds from redemption of marketable securities of $15.4 million and of long-term bank deposits of $2.7 million, as well as a decrease in bank deposits, net of $1.5 million.

Cash from Financing Activities

In the year ended December 31, 2016, we used $27.0 million of cash in financing activities, primarily as a result of $29.4 million used to repurchase our shares and $5.4 million used for repayment of bank loans, offset, in part, by $6.0 million in proceeds from bank loans and $2.0 million of proceeds from the issuance of shares upon exercise of stock options.

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

Research and Development

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing products and to develop new ones. We are developing analog and digital media gateways for carrier and enterprise applications, multi service business routers and session border controllers, IP phones, management routing and productivity applications, as well as specialized appliances for Microsoft Skype for Business such as SBA, CCE and CloudBond 365. Our platforms are expected to feature increased session capacity, new functionalities, enhanced signaling software and compliance with new protocols, as well as new management and productivity applications. We also invest in cloud and virtualization technologies, making sure our products and technologies suit and are optimized to cloud and hosted services. As of December 31, 2016, 284 of our employees were engaged primarily in research and development on a full-time basis.

Our research and development expenses, net were $29.1 million in the year ended December 31, 2016, compared to $28.0 million in the year ended December 31, 2015, and $32.3 million in the year ended December 31, 2014. From time to time we have received royalty-bearing grants from NATI. As a recipient of grants from NATI, we are obligated to perform all manufacturing activities for projects subject to the grants in Israel unless we receive an exemption. Know-how from research and development which is used to produce products may not be transferred to third parties without the approval of NATI and may require significant payments. NATI approval is not required for the export of any products resulting from such research or development. Through December 31, 2016, we had obtained grants from NATI aggregating $45.7 million for certain of our research and development projects. We are obligated to pay royalties to NATI, amounting to 1.3%-6% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, if no additional payments are required, linked to the U.S. dollar and bearing interest at the rate of LIBOR at the time of grant. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required. As of December 31, 2016, we have contingent obligation to pay royalties in the amount of approximately $52.7 million.

In April 2014, NATI approved our application to participate in a special three year NATI program to enable us to establish an advanced innovative research and development center for cloud computing technologies and Unified Communications. This research and development center was established in 2014. In June 2016, another three-year program (2016-2018) was approved. As a result, the amount of the grants that we received from NATI increased in the year ended December 31, 2016.

D.	TREND INFORMATION

The accelerated demand for VoIP technology has impacted our business during the last few years. Over the past few years, the shift from traditional circuit-switched networks to next generation packet-switched networks has continued to gain momentum. As data traffic becomes the dominant factor in communications, service providers are building and maintaining converged networks for integrated voice and data services. In addition, the growth in broadband access and related technologies has driven the emergence of alternative service providers. This in turn stimulates competition with incumbent providers, encouraging them to adopt voice over packet technologies. Additionally, aging legacy TDM switches, high cost maintenance contracts and regulatory guidelines are driving Service Providers worldwide to announce “PSTN shutdown” programs with dates by which TDM services shall not longer be available, driving service providers and enterprises to adopt VoIP based technologies and solutions.

While the growth in demand for VoIP services helped create demand for our products and services, there is an ongoing transition in network architectures that could adversely affect the demand for our products. The growth of services over Internet Protocol (IP) and data usage services over legacy voice using TDM is driving the transition in network architecture. The demand for our media gateway products is based on the need to interconnect VoIP networks with traditional non-packet based networks. The demand for our Enterprise Session Border Control (ESBC) products is based on the need to interconnect IP PBXs or UC systems between each other and to SIP Trunk services or to connect the enterprise to hosted PBX/UC service. The migration from traditional TDM networks to pure IP networks is gradually increasing. This could positively affect the demand for our ESBC products, but negatively affect the demand for our media gateway products. In addition, as businesses migrate towards pure IP networks, this could drive demand for our IP Phones and network management products.

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

E.	OFF-BALANCE SHEET ARRANGEMENTS

We do not have any “off-balance sheet arrangements” as this term is defined in Item 5E of Form 20-F.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2016, our contractual obligations were as follows (dollars in thousands):

	PAYMENTS DUE BY PERIOD
	LESS THAN	1-3	3-5	MORE THAN
	1 YEAR	YEARS	YEARS	5 YEARS	TOTAL
Bank loans	$3,451	$4,862	$3,631	$-	$11,944
Rent and lease commitments, net (1)	6,250	10,964	10,146	11,387	38,747
Accrued severance pay, net (2)	-	-	-	-	1,121
Uncertain tax positions (3)	386	-	-	-	386
Payment to ACS shareholders	500	987		-	1,487
National Authority for Technology and Innovation	-	-	-	52,717	52,717
Other commitments (4)	15,893	-	-	-	15,893

(1)	Our obligation for rent and lease commitments as of December 31, 2016 was approximately $41.5 million. We have rent and lease income in the amount of approximately $2.8 million, leaving a net obligation of approximately $38.7 million.
(2)	Our obligation for accrued severance pay under Israel’s Severance Pay Law as of December 31, 2016 was $18.9 million. This obligation is payable only upon termination, retirement or death of the respective employee. We have funded $17.8 million through deposits into severance pay funds, leaving a net obligation of approximately $1.1 million.
(3)	Uncertain income tax position under ASC 740, “Income Taxes,” are due upon settlement and we are unable to reasonably estimate the ultimate amount of timing of settlement. See also Note 13f in our Consolidated Financial Statements for further information regarding our liability under ASC 740.
(4)	Related to non-cancelable inventory purchase commitments.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information with respect to our directors, senior executive officers and key employees at March 19, 2017:

Name	Age	Position
Stanley B. Stern	59	Chairman of the Board of Directors
Shabtai Adlersberg	64	President, Chief Executive Officer and Director
Niran Baruch	46	Chief Financial Officer
Lior Aldema	51	Chief Operating Officer and Head of Global Sales
Yair Hevdeli	52	Vice President, Research and Development
Eyal Frishberg	58	Vice President, Operations
Yehuda Herscovici	50	Vice President, Products
Nimrod Borovsky	45	Vice President, Marketing
Tal Dor	47	Vice President, Human Resources
Ofer Nimtsovich	48	Vice President, Global Services
Shaul Weissman	51	Vice President Business Development
Joseph Tenne(1)(2)(3)	61	Director
Dr. Eyal Kishon(1)(2)(3)(4)	57	Director
Doron Nevo(1)(2)(3)(4)	61	Director
Zehava Simon (3)	58	Director

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

Niran Baruch became our Chief Financial Officer in July 2017 after serving as our Chief Accounting Officer since May 2015. He joined AudioCodes in 2005 as Director of Finance and became Vice President of Finance in 2011 responsible for the management of the finance department. Mr. Baruch has over 17 years of experience with Nasdaq traded public companies, and is a Certified Public Accountant (CPA) with a BA in Business Management and Accounting.

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

Joseph Tenne has served as one of our directors since June 2003. Mr. Tenne serves as Chief Financial Officer of Itamar Medical Ltd., an Israeli company listed on the Tel Aviv Stock Exchange. Mr. Tenne serves as a director of Enzymotec Ltd., an Israeli company listed on NASDAQ, Orbothech Ltd., an Israeli company listed on NASDAQ, MIND CTI Ltd., an Israeli company listed on NASDAQ, and Ratio Oil Explorations (Finance) Ltd., an Israeli company listed on the Tel Aviv Stock Exchange. From March 2014 to July 2014, Mr. Tenne served as the Chief Financial Officer of Orgenesis Inc., a U.S. company traded on the Over-The-Counter QB market. From March 2005 until April 2013, Mr. Tenne served as the Chief Financial Officer of Ormat Technologies, Inc., a company listed on the New York Stock Exchange. From January 2006 until April 2013, Mr. Tenne also served as the Chief Financial Officer of Ormat Industries Ltd., an Israeli holding company listed on the Tel-Aviv Stock Exchange and the parent company of Ormat Technologies, Inc. From 2003 to 2005, Mr. Tenne was the Chief Financial Officer of Treofan Germany GmbH & Co. KG, a German company, which is engaged in the development, production and marketing of oriented polypropylene films. From 1997 until 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel and a member of PricewaterhouseCoopers International Limited. Mr. Tenne holds a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

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

Doron Nevo has served as one of our directors since 2000. Mr. Nevo is President and CEO of KiloLambda Technologies Ltd., an optical nano-technology company, which he co-founded in 2001. From 1999 to 2001, Mr. Nevo was involved in fund raising activities for Israeli-based startup companies. From 1996 to 1999, Mr. Nevo served as President and CEO of NKO, Inc. Mr. Nevo established NKO in early 1995 as a startup subsidiary of Clalcom, Ltd. NKO designed and developed a full scale, carrier grade, IP telephony system platform and established its own IP network. From 1992 to 1996, Mr. Nevo was President and CEO of Clalcom Ltd. Mr. Nevo established Clalcom in 1992 as a telecom service provider in Israel. He also serves as a director of Ultracharge LTD.(ASX: UTR) and of a number of private companies. Mr. Nevo holds a B.Sc. in Electrical Engineering from the Technion – Israel Institute of Technology and an M.Sc. in Telecommunications Management from Brooklyn Polytechnic

Zehava Simon was appointed a director in February 2014. Ms. Simon served as a Vice President of BMC Software Inc. from 2000 until September 2013, most recently as Vice President, Corporate Development. From 2002 to 2011, Ms. Simon served as Vice President and General Manager of BMC Software in Israel. Prior to joining BMC Software, Ms. Simon held a number of executive positions at Intel Corporation. In her last position at Intel, she led Finance and Operations and Business Development for Intel in Israel. Ms. Simon has served as a board member of various companies, including Tower Semiconductor from 1999-2004, M-Systems from 2005-2006 and InSightec from 2005-2012. Ms. Simon is also a board member at Nova Measuring Instruments Ltd, Amiad Water System Ltd. and Nice Statements Ltd Ms. Simon holds a bachelor’s degree in Social Sciences from the Hebrew University, a law degree (LL.B.) from the Interdisciplinary Center in Herzlia and a master’s degree in Business and Management from Boston University.

B.	COMPENSATION

The table and summary below outline the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2016. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, discretionary and non-equity incentive bonuses, equity-based compensation, payments accrued or paid in connection with retirement or termination of employment, and personal benefits and perquisites such as car, phone and social benefits paid to or earned by each Covered Executive during the year ended December 31, 2016.

Name and Principal Position	Salary ($)	Bonus ($) (1)	Equity-Based Compensation ($) (2)	All Other Compensation ($) (3)	Total ($)
Shabtai Adlersberg – CEO	$341,584	$238,184	$207,753	$175,420	$962,941
Lior Aldema – COO and Head of Global Sales	$252,256	$154,341	$209,200	$77,940	$693,737
Niran Baruch – CFO	$190,480	$31,312	$129,750	$65,519	$417,061
Yehuda Herscovici – VP Products	$192,907	$41,855	$102,700	$69,479	$406,941
Nimrod Borovski – VP Marketing	$134,903	$44,619	$154,600	$60,433	$394,555

(1)	Amounts reported in this column represent annual incentive bonuses granted to the Covered Executives based on performance-metric formulas set forth in their respective employment agreements.
(2)	Amounts reported in this column represent the grant date fair value computed in accordance with accounting guidance for stock-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 2s to our consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2016.
(3)	Amounts reported in this column include personal benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the respective Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurance and benefits, risk insurance (e.g., life insurance or work disability insurance), telephone expense reimbursement, convalescence or recreation pay, relocation reimbursement, payments for social security, and other personal benefits and perquisites consistent with the Company’s guidelines. All amounts reported in the table represent incremental cost to the Company.

The aggregate direct remuneration paid during the year ended December 31, 2016 to the 15 persons who served in the capacity of director, senior executive officer or key employee during 2016 was approximately $3.6 million, including approximately $424,000 which was set aside for pension and retirement benefits. The compensation amounts do not include amounts expended by us for automobiles made available to our officers, expenses (including business, travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

We currently pay each of our non-employee directors an annual fee of $28,000 and a fee of $940 for each board meeting or committee meeting attended. In the event that a director attends a meeting by phone or a resolution is adopted by written consent, then the fee is reduced to 60% and 50% of the regular meeting fee, respectively. Such fees are in accordance with the rates prescribed by the Israeli Companies Law Regulation for fees of outside directors. Only directors who are not officers receive compensation for serving as directors. Our director, Mr. Adlersberg, who also serves as our President and Chief Executive Officer, does not receive board meeting fees. Instead, he receives compensation in accordance with the terms of his employment agreement, a copy of which is filed as an exhibit to this Annual Report.

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

A summary of our stock option and restricted share units (“RSUs”) activity and related information for the years ended December 31, 2014, 2015 and 2016 for the persons who served in the capacity of director, senior executive or key employee officer during those years is as follows:

	2014		2015		2016
	Number	Weighted	Number	Weighted	Number	Weighted
	of	Average	of	Average	of	Average
	Options and RSUs	Exercise Price	Options and RSUs	Exercise Price	Options and RSUs	Exercise Price

Outstanding at the beginning of the year	(*) 1,772,913	$3.72	(*) 1,994,425	$3.95	2,225,048	$3.83

Granted	512,939	$4.44	349,867	$2.22	315,217	$2.87
Cancelled	(113,750)		-		(132,500)
Options exercised / RSUs vested	(211,427)	$2.19	(119,244)	$1.13	(377,555)	$2.42

Outstanding at the end of the year	1,960,675	$3.96	2,225,048	$3.83	2,030,210	$3.95

(*) Including outstanding options granted to new executive officer in previous years, prior to joining management.

As of December 31, 2016, options to purchase 1,136,825 ordinary shares were exercisable by the 15 persons who served as an officer or director during 2016 at an average exercise price of $4.50 per share. As of December 31, 2016, the 15 persons who served as an officer, director or key employee during 2016 held an aggregate of 261,636 RSUs.

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

Compensation Committee

Under the Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must consist of at least three directors, include all of the outside directors (including one outside director serving as the chair of the compensation committee), and a majority of the committee members must comply with the director independence requirements prescribed by the Companies Law. Similar to the rules that apply to the audit committee, the compensation committee may not include the chairman of the board, or any director employed by us, by a controlling shareholder or by any entity controlled by a controlling shareholder, or any director providing services to us, to a controlling shareholder or to any entity controlled by a controlling shareholder on a regular basis, or any director whose primary income is dependent on a controlling shareholder, and may not include a controlling shareholder or any of its relatives. Individuals who are not permitted to be compensation committee members may not participate in the committee’s meetings other than to present a particular issue; however, an employee who is not a controlling shareholder or relative may participate in the committee’s discussions, but not in any vote, and the company’s legal counsel and corporate secretary may participate in the committee’s discussions and votes if requested by the committee.

The compensation committee’s duties include recommending to the board of directors a compensation policy for executives and monitor its implementation, approve compensation terms of executive officers, directors and employees affiliated with controlling shareholders, make recommendations to the board of directors regarding the issuance of equity incentive awards under our equity incentive plan and exempt certain compensation arrangements from the requirement to obtain shareholder approval under the Companies Law. The compensation committee meets at least twice a year, with further meetings to occur, or actions to be taken by unanimous written consent, when deemed necessary or desirable by the committee or its chairperson.

The compensation committee consists of Dr. Eyal Kishon, Doron Nevo, Joseph Tenne Zehava Simon , with Doron Nevo serving as the chairman of the compensation committee. All members of the compensation committee are independent under the applicable Securities and Exchange Commission rules, NASDAQ rules and provisions of the Companies Law.

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

Board Classes

Pursuant to our articles of association, our directors, other than our outside directors, are classified into three classes (classes I, II and III). The members of each class of directors and the expiration of his or her current term of office are as follows:

Zehava Simon	Class I	2019

Joseph Tenne	Class II	2017

Shabtai Adlersberg	Class III	2018

Stanley B. Stern	Class III	2018

Our outside directors under the Companies Law, Doron Nevo and Dr. Eyal Kishon, are not members of any class and serve in accordance with the provisions of the Companies Law. Mr. Nevo’s term ends in 2018 and Dr. Kishon’s term ends in 2017.

Chairman of the Board

Under the Companies Law, the chief executive officer of a company (or a relative of the chief executive officer) may not serve as the chairman of the board of directors, and the chairman of the board of directors (or a relative of the chairman of the board of directors) may not serve as the chief executive officer, unless approved by the shareholders by a special majority vote prescribed by the Companies Law. The shareholder vote cannot authorize the appointment for a period of longer than three years, which period may be extended from time to time by the shareholders with a similar special majority vote. The chairman of the board of directors shall not hold any other position with the company (except as chief executive officer if approved in accordance with the above procedure) or in any entity controlled by the company, other than as chairman of the board of directors of a controlled entity, and the company shall not delegate to the chairman duties that, directly or indirectly, make him or her subordinate to the chief executive officer. Stanley B. Stern is our chairman of the board and Shabtai Adlersberg is our chief executive officer.

D.	EMPLOYEES

We had the following number of employees as of December 31, 2014, 2015 and 2016 in the departments set forth in the table below:

	As of December 31,
	2014	2015	2016
Research and development	266	248	284
Sales and marketing, technical service and support	272	276	297
Operations	86	82	81
Management and administration	37	35	38
	661	641	700

Our employees were located in the following areas as of December 31, 2014, 2015 and 2016.

	As of December 31,
	2014	2015	2016
Israel	413	397	426
United States	125	113	124
Europe	34	38	54
Far East	74	80	83
Latin America	15	13	13
	661	641	700

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

Pursuant to an order issued by the Israeli Minister of Industry, Trade and Labor, provisions relating to pension arrangements in the collective bargaining agreements between the Histadrut and the Coordination Bureau of Economic Organizations apply to all employees in Israel, including our employees in Israel. We regularly contribute to a “Manager’s Insurance Fund” or to a privately managed pension fund on behalf of our employees located in Israel. These funds provide employees with a lump sum payment upon retirement (or a pension, in case of a pension fund) and severance pay, if legally entitled thereto, upon termination of employment. We provide for payments to a Manager’s Insurance Fund and pension fund contributions in the amount of 14.83% of an employee’s salary on account of severance pay and provident payment or pension, with the employee contributing 6.0% of his salary. We also pay an additional amount of up to 2.5% of certain of our employees’ salaries in connection with disability payments. In addition, we administer an Education Fund for our Israeli employees and pay 7.5% of these employees’ salaries thereto, with the employees contributing 2.5% of their salary.

E.	SHARE OWNERSHIP

The following table sets forth the share ownership of our directors and officers as of March 19, 2017 and the outstanding number of options held by them that vest within 60 days of March 19, 2017.

	Total Shares	Percentage of
	Beneficially	Ordinary	Number of
Name	Owned	Shares	Options

Shabtai Adlersberg	4,829,117	15.2%	521,423
Stanley B. Stern	*		*
Niran Baruch	*		*
Lior Aldema	*		*
Yair Hevdeli
Eyal Frishberg	*		*
Yehuda Herscovici	*		*
Nimrod Borovsky	*		*
Tal Dor	*		*
Ofer Nimtsovich	*		*
Shaul Weissman
Joseph Tenne	*		*
Dr. Eyal Kishon	*		*
Doron Nevo	*		*
Zehava Simon	*		*

* Less than one percent.

Our officers and directors have the same voting rights as our other shareholders.

The following table sets forth information with respect to the options to purchase our ordinary shares held by Mr. Adlersberg as of March 19, 2017.

Number of		Exercise
Options	Grant Date	Price	Exercised	Cancelled	Vesting	Expiration Date

123,456	December 14, 2010	$5.83	40,000	-	4 years	December 14, 2017
122,201	December 14, 2011	$3.66	-	-	4 years	December 14, 2018
113,876	December 14, 2012	$3.02	-	-	4 years	December 14, 2019
116,031	December 14, 2013	$6.69	-	-	4 years	December 14, 2020
127,829	December 14, 2014	$4.60	-	-	4 years	December 14, 2021
114,275	December 14, 2015	$4.03	-	-	4 years	December 14, 2022

The following table sets forth information with respect to the RSUs granted to Mr. Adlersberg as of March 19, 2017. These RSUs vest quarterly over a four-year period from the date of grant, subject to his continuing service to us.

Number of
RSUs	Grant Date	Issued

38,671	December 14, 2013	29,003
42,610	December 14, 2014	21,306
38,092	December 14, 2015	9,520
32,717	December 14, 2016	2,045

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

To our knowledge, (A) we are not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government and (B) there are no arrangements, the operation of which may at a subsequent date result in a change in control of AudioCodes. The following table sets forth, as of March 19, 2017 the number of our ordinary shares, which constitute our only outstanding voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding ordinary shares, and (ii) all of our directors and senior executive officers as a group.

Identity of Person or	Amount	Percent of
Group	Owned	Class
Shabtai Adlersberg(1)	5,350,540	16.8%
Leon Bialik(2)	3,924,002	12.3%
Senvest Management, LLC(3)	2,742,432	8.6%
All directors and senior executive officers as a group (15 persons) (4)	5,944,158	18.7%

(1)	Includes options to purchase 521,423 shares, exercisable within 60 days of March 19, 2017.

(2)	The information is derived from a statement on Schedule 13G/A, dated January 26, 2017, of Leon Bialik filed with the Securities and Exchange Commission.

(3)	The information is derived from a statement on Schedule 13G/A, dated February 13, 2017, of Senvest Management, LLC (“Senvest”) and Richard Mashaal (“Mashaal”) filed with the Securities and Exchange Commission. Such Schedule 13G/A reflected (i) sole voting and dispositive power as to zero (0) Ordinary Shares, and shared voting and dispositive power as to 2,742,432 Ordinary Shares, by Mashaal and (ii) sole voting and dispositive power as to zero (0) Ordinary Shares, and shared voting and dispositive power as to 2,742,432 Ordinary Shares, by Senvest. Mashaal, in his capacity as the managing member of Senvest, has voting or dispositive power as to all Ordinary Shares owned by Senvest’s investment vehicles.

(4)	Includes 1,110,041 ordinary shares which may be purchased pursuant to options exercisable within sixty days following March 19, 2017 and 5,000 ordinary shares issuable pursuant to restricted share units that vest within 60 days of March 19, 2017.

Mr. Adlersberg held 16.4% of our ordinary shares as of December 31, 2016 as compared to 14.2% of our ordinary shares as of December 31, 2015 and 12% of our ordinary shares as of December 31, 2014.

Mr. Bialik held 12.1% of our ordinary shares as of December 31, 2016 as compared to 10.6% of our ordinary shares as of December 31, 2015 and 9.3% of our ordinary shares as of December 31, 2014.

Senvest Management, LLC (formerly Rima Senvest Management LLC) held 8.5% of our ordinary shares as of December 31, 2016 as compared to 8.2% of our ordinary shares as of December 31, 2015 and 4.6% of our ordinary shares as of December 31, 2014.

As of March 19, 2017, there were approximately 17 holders of record of our ordinary shares in the United States, although we believe that the number of beneficial owners of the ordinary shares is significantly greater. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

The major shareholders have the same voting rights as the other shareholders.

B.	RELATED PARTY TRANSACTIONS

Not applicable.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

For a discussion of our legal proceedings, please see Item 4B-”Information on the Company-Business Overview-Legal Proceedings.”

Dividend Policy

For a discussion of our dividend policy, please see Item 10B-”Additional Information-Memorandum and Articles of Association-Dividends.”

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

	Price Per Share
Calendar Year	High	Low
2016	$6.50	$3.66
2015	$5.58	$2.69
2014	$9.12	$4.11
2013	$7.62	$3.02
2012	$4.25	$1.20

	Price Per Share
Calendar Period	High	Low
2017
First quarter (through March 19, 2017)	$7.26	$5.95

2016
Fourth Quarter	$6.50	$5.07
Third Quarter	$5.75	$4.05
Second Quarter	$4.72	$3.68
First quarter	$4.77	$3.66

2015
Fourth quarter	$4.53	$3.13
Third quarter	$3.42	$2.69
Second quarter	$5.25	$3.08
First quarter	$5.58	$4.47

	Price Per Share
Calendar Month	High	Low
2017
February	$7.26	$6.20
January	$6.80	$5.95

2016
December	$6.50	$5.61
November	$6.35	$5.16
October	$5.58	$5.07
September	$5.75	$5.21

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by The Tel Aviv Stock Exchange. All share prices shown in the following table are in NIS. As of December 31, 2016, the exchange rate was equal to approximately NIS 3.845 per U.S. $1.00.

	Price Per Share
Calendar Year	High		Low
2016	NIS	24.90	NIS	14.08
2015	NIS	22.50	NIS	10.01
2014	NIS	32.24	NIS	15.88
2013	NIS	26.48	NIS	11.37
2012	NIS	15.99	NIS	5.44

Calendar Period	Price Per Share
2017
First quarter (through March 19, 2017)	NIS	27.07	NIS	22.40

2016
Fourth quarter	NIS	24.90	NIS	18.92
Third quarter	NIS	21.98	NIS	15.42
Second quarter	NIS	17.97	NIS	14.08
First quarter	NIS	18.74	NIS	14.76

2015
Fourth quarter	NIS	17.39	NIS	12.19
Third quarter	NIS	13.64	NIS	10.01
Second quarter	NIS	20.02	NIS	12.36
First quarter	NIS	22.50	NIS	17.26

	Price Per Share
Calendar Month	High		Low
2017
February	NIS	27.07	NIS	23.63
January	NIS	25.93	NIS	22.40

2016
December	NIS	24.90	NIS	21.81
November	NIS	24.60	NIS	18.92
October	NIS	21.00	NIS	19.47
September	NIS	21.98	NIS	19.73

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

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

Share Capital

Our authorized share capital consists of NIS 1,025,000 divided into 100,000,000 ordinary shares, nominal value NIS 0.01 per share, and 2,500,000 preferred shares, nominal value NIS 0.01 per share. As of March 19, 2017, we had 31,784,467 ordinary shares outstanding (which does not include 24,338,115 treasury shares) and no preferred shares outstanding.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income. As of 2016, the corporate tax rate is 25% (in 2014 and 2015, the corporate tax rate was 26.5%). In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018. The deferred tax balances as of December 31, 2016 have been calculated based on the revised tax rates.

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

If a company elects the Alternative Track and distributes a dividend out of income derived from the Approved Enterprise during the tax exemption period, such dividend will be subject to tax on the gross amount distributed. The tax rate will be the rate which would have been applicable had the company not elected the alternative package of benefits. This rate is generally 10%-25%, depending on the percentage of the company’s shares held by foreign shareholders. The dividend recipient is subject to withholdings of tax at the source by the company at the reduced rate applicable to dividends from Approved Enterprises, which is 15% (or such lower rate as may be provided in an applicable tax treaty) if the dividend is distributed during the tax exemption period or within 12 years after the period. This limitation does not apply to an FIC.

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

Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 16% and 9% in 2014 and thereafter, A distribution from a Preferred Company out of the "Preferred Income" would be subject to 15% withholding tax for Israeli-resident individuals and non-Israeli residents (subject to applicable treaty rates), or 20% for dividends which are distributed on or after January 1, 2014 and from preferred income that was produced or accrued after such date.

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

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Law ("Amendment 73") was published. According to Amendment 73, a preferred enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

The new tax tracks under the Amendment are as follows: Technological preferred enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion. A technological preferred enterprise, as defined in the Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property (in development area A - a tax rate of 7.5%).

The Amendment also prescribes special tax tracks for technological enterprises, which are subject to rules that are to be issued by the Minister of Finance by March 31, 2017. Since as of December 31, 2016 definitive criteria to determine the tax benefits had not yet been established, it cannot be concluded that the legislation in respect of technological enterprises had been enacted or substantively enacted as of that date. Accordingly, the above changes in the tax rates relating to technological enterprises were not taken into account in the computation of deferred taxes as of December 31, 2016.

From time to time, the Israeli Government has discussed reducing the benefits available to companies under the Investment Law. The termination or substantial reduction of any of the benefits available under the Investment Law could materially increase our tax liabilities.

Tax Benefits and Funding for Research and Development

Israeli tax law allows, under specific conditions, a tax deduction in the year incurred for expenditures, including capital expenditures, relating to scientific research and development projects, for the year in which they are incurred if:

•	The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;
•	The research and development is for the promotion or development of the company; and
•	The research and development is carried out by or on behalf of the company seeking the deduction.

However, the amount of such deductible expenses shall be reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Expenditures not so approved are deductible over a three-year period if the R&D is for the promotion or development of the company.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at the rate of 2% on annual taxable income exceeding NIS 803,520 in 2016 (and as of 2017, the additional tax will be at a rate of 3% on annual income exceeding NIS 640,000) which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

We must make a separate determination each taxable year as to whether we are a PFIC. As a result, our PFIC status may change from year to year. Based on the composition of our gross income and the composition and value of our gross assets for each taxable year from 2004 through 2016, we do not believe that we were a PFIC during any of such tax years. It is likely, however, that under the asset valuation method described in the legislative history of the 1997 Act, we would have been classified as a PFIC for each of 2001, 2002 and 2003 primarily because (a) a significant portion of our assets consisted of the remaining proceeds of our two public offerings of ordinary shares in 1999, and (b) the public market valuation of our ordinary shares during such years was relatively low. There can be no assurance that we will not be deemed a PFIC for the current tax year or any future tax year in which, for example, the value of our assets, as measured by the public market valuation of our ordinary shares, declines in relation to the value of our passive assets (generally, cash, cash equivalents and marketable securities). If we are treated as a PFIC with respect to a U.S. Holder for any tax year, the U.S. Holder will be deemed to own ordinary shares in any of our subsidiaries that are also PFICs.

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

We are exposed to financial market risk associated with changes in foreign currency exchange rates. To mitigate these risks, we use derivative financial instruments. The majority of our revenues and expenses are generated in U.S. dollars. A portion of our expenses, however, is denominated in NIS. In order to protect ourselves against the volatility of future cash flows caused by changes in foreign exchange rates, we use currency forward contracts and currency options. We hedge the part of our forecasted expenses denominated in NIS. If our currency forward contracts and currency options meet the definition of a hedge, and are so designated, changes in the fair value of the contracts will be offset against changes in the fair value of the hedged assets or liabilities through earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change. Our hedging program reduces, but does not eliminate, the impact of foreign currency rate movements and due to the general economic slowdown along with the devaluation of the dollar, our results of operations may be adversely affected. Without taking into account the mitigating effect of our hedging activity, a 10% decrease in the U.S. dollar exchange rates in effect for the year ended December 31, 2016 would cause a decrease in net income of approximately $5 million.

We are subject to market risk from exposure to changes in interest rates relating to borrowings under our loan agreements. The interest rate on these borrowings is based on LIBOR. Based on our the scheduled amount of these borrowings to be outstanding in 2016, we estimate that each 100 basis point increase in our borrowing rates would result in additional interest expense to us of approximately $102,000.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Vice President Finance and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in 13a-15(e) under the Securities Exchange Act) as of December 31, 2016. Based on this evaluation, our Chief Executive Officer and Vice President Finance and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were (i) designed to ensure that material information relating to us, including our consolidated subsidiaries, is made known to our management, including our Chief Executive Officer and Vice President Finance and Chief Financial Officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared and (ii) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and our Vice President Finance and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

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

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2016 based on the framework for Internal Control - Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on our assessment under that framework and the criteria established therein, our management concluded that the Company’s internal control over financial reporting were effective as of December 31, 2016.

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

We have adopted a Code of Conduct and Business Ethics that applies to our chief executive officer, Vice President Finance and Chief Financial Officer and other senior financial officers. This Code has been posted on our website, www.audiocodes.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost Forer Gabbay &Kasierer, a member of Ernst & Young Global, has served as our independent public accountants for each of the years in the three-year period ended December 31, 2016. The following table presents the aggregate fees for professional audit services and other services rendered by Kost Forer Gabbay & Kasierer in 2015 and 2016.

	Year Ended December 31, (Amounts in thousands)
	2015	2016
Audit Fees	$370	$376
Audit Related Fees	56	28
Tax Fees	116	58
Total	$542	$462

Audit Fees consist of fees billed for the annual audit of the company’s consolidated financial statements and the statutory financial statements of the company. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include services rendered for the integrated audit over internal controls as required under Section 404 of the Sarbanes-Oxley Act applicable in 2015 and 2016, the provision of consents and the review of documents filed with the SEC.

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

In 2016, we repurchased an aggregate of 6,198,363 of our ordinary shares for an aggregate consideration of approximately $29.4 million, as set forth below:

Period	(a) Total Number of Ordinary Shares Purchased (1)	(b) Average Price Paid per Ordinary Share (2)	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Program	(d) Approximate Dollar Value of Shares That May Yet be repurchased under the Program
				8,210,012
January 1 – January 31, 2016	352,475	4.02	352,475	21,782,118
February 1 – February 29, 2016	474,373	4.26	474,373	19,746,771
March 1 – March 31, 2016	316,911	4.57	316,911	18,288,946
April 1 – April 30, 2016	251,502	4.50	251,502	17,150,633
May 1 – May 31, 2016	169,250	3.91	169,250	16,483,639
June 1 – June 30, 2016	0	0	0	16,483,639
July 1 – July 31, 2016(3)	3,000,000	4.35	3,000,000	18,283,511
August 1 – August 31, 2016	372,297	4.80	372,297	16,483,639
September 1 – September 30, 2016	0	0	0	16,483,639
October 1 – October 31, 2016	91,916	5.32	91,916	30,992,041
November 1 – November 30, 2016	545,994	5.88	545,994	27,765,360
December 1 – December 31, 2016	623,645	6.30	623,645	23,816,664
Total in 2016	6,198,363	4.70	6,198,363	23,816,664

(1) On August 7, 2014, we announced that our Board had authorized a program to repurchase up to $3 million of our ordinary shares. In November 2014, we received court approval in Israel to repurchase up to an additional $15 million of our ordinary shares. In May 2015, we received court approval in Israel to repurchase up to an additional $15 million of our ordinary shares. In each of January, May and October 2016, we received court approval in Israel to repurchase up to an additional $15 million of our ordinary shares for an aggregate approval of up to an additional $45 million of our ordinary shares. The Israeli court generally limits its approval to six months from the date of application. Consequently, although the program does not have a set end date, it requires renewal each 6 months by submitting new court application based on the then prevailing facts. No shares were repurchased during 2016 other than through the repurchase program.

(2) Excluding commissions.

(3) In July 2016, we completed a cash self-tender offer and accepted for purchase a total of 3,000,000 of our ordinary shares, the maximum amount of shares subject to the offer. These shares were purchased under our repurchase program.

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

A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in its home country certifying that its practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

For a discussion of the requirements of Israeli law with respect to these matters, see Item 6.C. “Directors, Senior Management and Employees - Board Practices,” and Item 10.B. “Additional Information - Memorandum and Articles of Association.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages 1 to 49 of the financial statements attached hereto.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit		Incorporated by Reference
No.	Document	Form	File No.	Date Filed

1.1‡	Memorandum of Association of Registrant.	F-1	333-10352	5/13/1999

1.2	Articles of Association of Registrant, as amended.	20-F (2011)	000-30070	4/19/2012

4.3	License Agreement between AudioCodes Ltd. and DSP Group, Inc., dated as of May 6, 1999.	F-1	333-10352	5/22/1999

4.12	Sublease Agreement between AudioCodes USA, Inc. and Continental Resources, Inc., dated December 30, 2003.	20-F (2003)	000-30070	6/30/2004

4.13	Addendum No. 2, dated November 6, 2013, to Sublease Agreement, dated December 30, 2003, between Continental Resources, Inc., as landlord, and AudioCodes USA Inc., as tenant.	6-K	000-30070	3/04/2014

4.13	Employment Agreement between AudioCodes Ltd. and Shabtai Adlersberg.	6-K	000-30070	11/12/2009

4.14	Amendment No. 1 to Employment Agreement between AudioCodes Ltd. and Shabtai Adlersberg.	6-K	000-30070	8/8/2013

4.15†	Building and Tenancy Lease Agreement, dated May 11, 2007, by and between Airport City Ltd. and AudioCodes Ltd.	20-F (2006)	000-30070	6/27/2007

4.16†	English Summary of Addendum, dated September 23, 2013, to Lease and Construction Agreement of November 14, 2000, between Airport City Ltd., as landlord and AudioCodes Ltd., as tenant.	6-K	000-30070	1/6/2014

4.17	AudioCodes Ltd. 2008 Equity Incentive Plan.	20-F (2008)	000-30070	6/30/2009

4.18	Amendment to AudioCodes Ltd. 2008 Equity Incentive Plan.	S-8	333-170676	11/18/2010

4.19	Amendment No. 2 to AudioCodes Ltd. 2008 Equity Incentive Plan.	S-8	333-190437	8/7/2013

4.21‡	Loan Requests, dated September 27, 2011, between First International Bank of Israel, as lender, and AudioCodes Ltd., as borrower.	20-F (2012)	000-30070	4/11/2013

4.22‡	Restated Undertaking Letter to First International Bank of Israel, dated May 6, 2008.	20-F (2012)	000-30070	4/11/2013

4.23‡	Amendments to Undertaking Letter to First International Bank of Israel, dated September 15, 2009, February 16, 2009, September 26, 2011, December 29, 2011 and July 23, 2012.	20-F (2012)	000-30070	4/11/2013

4.25‡	Secured Bond, dated July 14, 2008, delivered by AudioCodes Ltd., as borrower, in favor of Bank Mizrahi Tefahot Ltd., as lender.	20-F (2012)	000-30070	4/11/2013

4.26‡	Undertaking Letter to Bank Mizrahi Tefahot Ltd, dated December 12, 2011.	20-F (2012)	000-30070	4/11/2013

4.27‡	Deed of Pledge of Rights, dated December 12, 2011, delivered by AudioCodes Ltd., as borrower, in favor of Bank Mizrahi Tefahot Ltd., as lender.	20-F (2012)	000-30070	4/11/2013

4.28‡	Amendment to Undertaking Letter to Bank Mizrahi Tefahot Ltd., dated July 23, 2012.	20-F (2012)	000-30070	4/11/2013

4.29‡	Loan Requests, dated September 27, 2011, between Bank Leumi Israel Ltd., as lender, and AudioCodes Ltd., as borrower.	20-F (2012)	000-30070	4/11/2013

4.30‡	Undertaking Letter to Bank Leumi Israel Ltd., dated December 12, 2011.	20-F (2012)	000-30070	4/11/2013

4.31‡	Amendment to Undertaking Letter to Bank Leumi Israel Ltd., dated July 24, 2012.	20-F (2012)	000-30070	4/11/2013

4.32	Form of Insurance, Indemnification and Exculpation Agreement between the Registrant and each of its directors and executive officers.	6-K	000-30070	11/10/2011

4.33	Form of AudioCodes Ltd. Executive Compensation Policy.	6-K	000-30070	8/8/2013

4.34	Summary of Request For Receipt Of A Loan In Foreign Currency - The First International Bank Of Israel Ltd (“FIBI”)	20-F (2015)	000-30070	3/29/16

8.1*	Subsidiaries of the Registrant.

12.1*	Certification of Shabtai Adlersberg, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Niran Baruch, Vice President Finance and Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification by Vice President Finance and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

101.1*	Interactive Data Files (XBRL-Related Documents).

†	English summary of Hebrew original.
‡	English translation of Hebrew original.
*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

AUDIOCODES LTD.

By:	/s/ SHABTAI ADLERSBERG
Shabtai Adlersberg
President and Chief Executive Officer

Date: March 20, 2017

AUDIOCODES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

IN U.S. DOLLARS

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

AUDIOCODES LTD.

We have audited the accompanying consolidated balance sheets of AudioCodes Ltd. (the "Company") as of December 31, 2015 and 2016, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2015 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with United States generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 20, 2017 expressed an unqualified opinion thereon.

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 20, 2017	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

AUDIOCODES LTD.

We have audited AudioCodes Ltd.'s (the "Company") internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2015 and 2016 and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2016 and our report dated March 20, 2017 expressed an unqualified opinion thereon.

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 20, 2017	A Member of Ernst & Young Global

AUDIOCODES LTD.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2015	2016

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$18,908	$24,344
Short-term and restricted bank deposits	5,661	3,401
Short-term marketable securities and accrued interest	2,480	6,778
Trade receivables (net of allowance for doubtful accounts of $2,732 and $2,573 at December 31, 2015 and 2016, respectively)	25,622	25,448
Other receivables and prepaid expenses	4,405	3,377
Inventories	16,778	16,333

Total current assets	73,854	79,681

LONG-TERM ASSETS:
Long-term marketable securities	50,294	29,540
Long-term restricted bank deposits and accrued interest	3,034	5,407
Deferred income tax assets	2,216	11,607
Severance pay funds	16,086	17,820

Total long-term assets	71,630	64,374

PROPERTY AND EQUIPMENT, NET	4,090	3,867

INTANGIBLE ASSETS, NET	4,024	2,832

GOODWILL	36,222	36,222

Total assets	$189,820	$186,976

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED BALANCE SHEETS (Cont.)
U.S. dollars in thousands, except share and per share data

	December 31,
	2015	2016
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$5,338	$3,451
Trade payables	7,304	7,710
Other payables and accrued expenses	17,951	18,618
Deferred revenues	12,885	14,951

Total current liabilities	43,478	44,730

LONG-TERM LIABILITIES:
Accrued severance pay	16,377	18,941
Long-term bank loans, net of current maturities	6,032	8,493
Deferred revenues and other liabilities	6,480	6,153

Total long-term liabilities	28,889	33,587

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 100,000,000 shares at December 31, 2015 and 2016; Issued: 55,009,730 and 55,777,786 shares at December 31, 2015 and 2016, respectively; Outstanding: 37,841,603 and 32,411,296 shares at December 31, 2015 and 2016, respectively	112	101
Additional paid-in capital	238,525	243,082
Treasury stock at cost- 17,168,127 and 23,366,490 shares at December 31, 2015 and 2016, respectively	(60,542)	(89,923)
Accumulated other comprehensive loss	(137)	(203)
Accumulated deficit	(60,505)	(44,398)

Total shareholders' equity	117,453	108,659

Total liabilities and shareholders' equity	$189,820	$186,976

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Year Ended December 31,
	2014	2015	2016

Revenues:
Products	$118,561	$101,990	$102,279
Services	33,018	37,769	43,292

Total revenues	151,579	139,759	145,571

Cost of revenues:
Products	54,349	47,227	46,935
Services	8,243	9,744	10,295

Total cost of revenues	62,592	56,971	57,230

Gross profit	88,987	82,788	88,341

Operating expenses:
Research and development, net	32,275	27,996	29,139
Selling and marketing	45,534	43,360	45,084
General and administrative	7,677	8,726	6,364

Total operating expenses	85,486	80,082	80,587

Operating income	3,501	2,706	7,754
Financial income (expenses), net	(196)	442	(160)

Income before taxes on income	3,305	3,148	7,594
Income tax benefit (expense), net	(3,391)	(2,782)	8,644

Net income (loss)	$(86)	$366	$16,238

Earnings (loss) per share
Basic	$(0.00)	$0.01	$0.46
Diluted	$(0.00)	$0.01	$0.45

Weighted average number of shares used in computations of earnings (loss) per share:
Basic	42,285,919	40,178,292	35,173,562
Diluted	42,285,919	40,564,945	35,778,854

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
U.S. dollars in thousands

	Year Ended December 31,
	2014	2015	2016

Net income (loss)	$(86)	$366	$16,238

Other comprehensive income (loss) ("OCI") related to:
Change in unrealized gains (losses) on marketable securities available-for-sale:
Gain (loss) on marketable securities recognized in OCI	(388)	(35)	376
Loss (gain) on marketable securities recognized in income	-	13	(27)
Other comprehensive income (loss), related to unrealized loss on marketable securities available-for-sale	(388)	(22)	349

Change in unrealized gains (losses) on cash flow hedges:
Gain (loss) on derivatives recognized in OCI	(367)	374	608
Loss (gain) on derivatives (effective portion) recognized in income	494	(228)	(1,023)

Other comprehensive income (loss), related to unrealized gains (loss) on cash flow hedges	127	146	(415)

Other comprehensive income (loss)	(261)	124	(66)

Total comprehensive income (loss)	$(347)	$490	$16,172

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands

				Accumulated
		Additional		other
	Share	paid-in	Treasury	comprehensive	Accumulated	Total
	capital	capital	stock	income (loss)	deficit	equity

Balance as of January 1, 2014	$114	$201,248	$(35,768)	$-	$(60,785)	$104,809

Purchase of treasury stock	(3)	-	(5,264)	-	-	(5,267)
Issuance of ordinary shares	12	29,732	-	-	-	29,744
Issuance of shares upon exercise of options and warrants	2	2,234	-	-	-	2,236
Stock-based compensation related to options and RSUs granted to employees and non-employees	-	2,546	-	-	-	2,546
Other comprehensive loss	-	-	-	(261)	-	(261)
Net loss	-	-	-	-	(86)	(86)

Balance as of December 31, 2014	125	235,760	(41,032)	(261)	(60,871)	133,721

Purchase of treasury stock	(13)	-	(19,510)	-	-	(19,523)
Issuance of shares upon exercise of options and warrants	*)	392	-	-	-	392
Stock-based compensation related to options and RSUs granted to employees and non-employees	-	2,373	-	-	-	2,373
Other comprehensive income	-	-	-	124	-	124
Net income	-	-	-	-	366	366

Balance as of December 31, 2015	112	238,525	(60,542)	(137)	(60,505)	117,453

Purchase of treasury stock	(13)	-	(29,381)	-	-	(29,394)
Issuance of shares upon exercise of options and warrants	2	2,012	-	-	-	2,014
Cumulative effect adjustment resulting from adoption of ASU 2016-09 (Note 2s)	-	131	-	-	(131)	-
Stock-based compensation related to options and RSUs granted to employees and non-employees	-	2,414	-	-	-	2,414
Other comprehensive loss	-	-	-	(66)	-	(66)
Net income	-	-	-	-	16,238	16,238

Balance as of December 31, 2016	$101	$243,082	$(89,923)	$(203)	$(44,398)	$108,659

*) Representing amount lower the $1.

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year Ended December 31,
	2014	2015	2016
Cash flows from operating activities:

Net income (loss)	$(86)	$366	$16,238
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,230	2,963	2,892
Amortization of marketable securities premiums and accretion of discounts, net	820	1,094	1,000
Realized loss (gain) on sale of marketable securities, net	-	13	(27)
Stock-based compensation related to options and RSUs granted to employees and non-employees	2,546	2,373	2,414
Decrease in accrued interest on loans, marketable securities, convertible notes, and bank deposits	152	56	114
Decrease (increase) in deferred income tax assets	2,940	1,976	(9,475)
Decrease (increase) in trade receivables, net	(4,625)	5,575	174
Decrease (increase) in other receivables and prepaid expenses	(2,249)	1,777	732
Decrease (increase) in inventories	(925)	(2,013)	445
Increase (decrease) in trade payables	2,896	(2,987)	406
Increase (decrease) in other payables and accrued expenses and other liabilities	(2,114)	2,394	(596)
Increase in deferred revenues	3,595	3,758	3,195
Increase (decrease) in accrued severance pay, net	(223)	218	830

Net cash provided by operating activities	5,957	17,563	18,342

Cash flows from investing activities:

Purchase of marketable securities	(60,286)	-	-
Purchase of property and equipment	(2,539)	(1,976)	(1,477)
Proceeds from sale of marketable securities	-	2,557	12,429
Short-term and restricted bank deposits, net	1,471	1,969	2,260
Proceeds from redemption of marketable securities upon maturity	15,390	2,711	3,215
Decrease (increase) in long-term bank deposits	2,685	1,032	(2,367)
Purchase of intangible asset	(100)	-	-
Net cash paid for acquisition of a subsidiary	-	(1,960)	-

Net cash provided by (used in) investing activities	(43,379)	4,333	14,060

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)
U.S. dollars in thousands

	Year Ended December 31,
	2014	2015	2016
Cash flows from financing activities:

Purchase of treasury stock	(5,267)	(19,523)	(29,394)
Repayment of senior convertible notes	(338)	-	-
Repayment of long-term bank loans	(4,686)	(4,685)	(5,353)
Proceeds from bank loans	-	6,264	6,000
Payment related to the acquisition of Mailvision	(233)	(233)	(233)
Proceeds from issuance of shares in a public offering, net	29,744	-	-
Proceeds from issuance of shares upon exercise of options and warrants	2,236	392	2,014

Net cash provided by (used in) financing activities	21,456	(17,785)	(26,966)

Increase (decrease) in cash and cash equivalents	(15,966)	4,111	5,436
Cash and cash equivalents at the beginning of the year	30,763	14,797	18,908

Cash and cash equivalents at the end of the year	$14,797	$18,908	$24,344

Supplemental disclosure of cash flow activities:

Cash paid during the year for income taxes	$658	$301	$612

Cash paid during the year for interest	$415	$329	$363

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

Pursuant to the acquisition agreement, the Company acquired certain assets and assumed certain liabilities of Mailvision. The acquisition was accounted for using the purchase method. The $3,434 in consideration for the acquisition was composed of the following amounts: (i) $221, which represented the present value of a payment of $233 payable on the first anniversary date of the acquisition, which amount was paid in May 2014; (ii) $432, which represented the fair value of the estimated earn-out consideration, that was payable in the second and third anniversary in May 2015 and 2016, if certain milestones of revenues from the sale of Mailvision's product were met during the three annual periods following the closing of the acquisition (the "MV Earn-Out"); an amount of $233 was paid in May 2015 and May 2016 with respect to the MV Earn-Out; (iii) the waiver of $1,472 of debt owed by Mailvision to the Company; and (iv) $376, which represented the fair value of the right, since expired, of the sellers to receive certain amounts if the Company sold Mailvision prior to May 2014.

The MV Earn-Out liability was marked to market at fair value at each reporting date with subsequent changes in the value of the liability recorded in "financial income (expenses), net" in the statement of operations, while changes due to changes in estimates are recorded within "operating income or expenses" in the statement of operations.

As of December 31, 2015, the MV Earn-Out estimated fair value amounted to $228. As of December 31, 2016, there is no outstanding amount of MV Earn-Out liability.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

c.	Acquisition of Active Communications Europe. ("ACS"):

On December 31, 2015 the Company acquired 100% of the outstanding shares of ACS, a Dutch company which provides unified communications solutions. (See also Note 3).

d.	The Group is dependent upon sole source suppliers for certain key components used in its products, including certain digital signal processing chips. Although there are a limited number of manufacturers of these particular components, management believes that other suppliers could provide similar components at comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which could adversely affect the operating results of the Group and its financial position.

e.	The Group had a major customer in the years ended December 31, 2014, 2015 and 2016, which accounted for 14.9%, 15.0% and 16.7%, respectively, of the total revenues in those years. In addition, during the years ended December 31, 2014, 2015 and 2016, the Company had an additional major customer which accounted for 10.5%, 12.6% and 11.9%, respectively, of the total revenues in those years. No other customer accounted for more than 10% of the Group's revenues in those periods.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

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

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with ASC 830, "Foreign Currency Matters". All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statements of operations as "financial income or expenses", as appropriate.

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

Short-term and restricted bank deposits are deposits with maturities of more than three months, but less than one year. The deposits are mainly in dollars and bear interest at an average rate of 1.30% and 0.72%, for the years ended December 31, 2015 and 2016, respectively. Short-term and restricted deposits are presented at amortized cost. Any accrued interest on these deposits is included in other receivables and prepaid expenses.

In connection with long-term bank loans and their related covenants, the Company is required to maintain compensating balances with the banks and to maintain deposits in the same banks that provided the loans to the Company (see Note 10). In addition, the Company maintains restricted deposits in connection with foreign exchange derivatives and an office lease agreement (see also Note 11a). Out of the short-term and restricted bank deposits, a total of $5,356 and $3,401, are restricted short-term deposits as of December 31, 2015 and 2016, respectively.

f.	Marketable securities:

The Group accounts for investments in debt securities in accordance with ASC 320, "Investments-Debt and Equity Securities".

Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date.

As of December 31, 2015 and 2016, the Group classified all of its marketable securities as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in “accumulated other comprehensive income (loss)” in shareholders’ equity. Realized gains and losses on sale of investments are included in “financial income (expenses), net” and are derived using the specific identification method for determining the cost of securities.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest on securities is included in “financial income (expenses), net”.

The Group recognizes an impairment charge when a decline in the fair value of its investments in debt securities below the cost basis of such securities is considered to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Group's intent to sell, including whether it is more-likely-than-not that the Group will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired, the amount of impairment is recognized in the statements of operations and is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income (loss).

For the years ended December 31, 2014, 2015 and 2016, no other-than-temporary impairment losses have been identified.

g.	Inventories:

Inventories are stated at the lower of cost or market value. Cost is determined as follows:

Raw materials - using the "weighted average cost" method; finished products - using the "weighted average cost" method with the addition of direct manufacturing costs.

The Group periodically evaluates the quantities on hand relative to current and historical selling prices, historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs are taken based on slow moving items, technological obsolescence, excess inventories, discontinuation of products lines, and for market prices lower than cost.

h.	Long-term and restricted bank deposits:

Bank deposits and the related accrued interest with maturities of more than one year are included in long-term investments and presented at their cost. Accrued interest that is payable within a one-year period is included in other receivables and prepaid expenses. The deposits are denominated in dollars and bear interest at an average rate of 1.00% and 1.50%, for the years ended December 31, 2015 and 2016, respectively. In connection with the long-term bank loans, the Company is required to maintain compensating balances with the banks (see also Note 10). Out of the total long-term bank deposits, a total of $3,034 and $5,407, are restricted long-term deposits as of December 31, 2015 and 2016, respectively.

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

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

Computers and peripheral equipment	33%
Office furniture and equipment	6% – 20% (mainly 15%)
Leasehold improvements	Over the shorter of the term of the lease or the useful life of the asset

The Group's long-lived assets are reviewed for impairment in accordance with ASC 360-10-35, "Property, Plant and Equipment - Subsequent Measurement", whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. Recoverability of assets (asset group) to be held and used is measured by a comparison of the carrying amount of an asset (asset group) to the future undiscounted cash flows expected to be generated by the asset if such assets are considered to be impaired. The impairment to be recognized is measured by the amount by which the carrying amount of the assets (asset groups) exceeds the fair value of the assets (asset groups). During the years ended December 31, 2014, 2015 and 2016, no impairment losses had been identified for property and equipment.

j.	Intangible assets:

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

During the years ended December 31, 2014, 2015 and 2016, no impairment losses were identified.

k.	Goodwill:

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

For each of the three years in the period ended December 31, 2016, the Group performed an annual impairment analysis, using market capitalization, and no impairment losses have been identified.

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

Revenues from products and services are recognized in accordance with ASC 605, "Revenue Recognition" ("ASC 605"), when the following criteria are met: persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is reasonably assured. The Group has no remaining obligation to customers after the date on which products are delivered other than pursuant to warranty obligations and right of return.

In a multiple element arrangement, Accounting Standards Update ("ASU") 2009-13, Topic 605, "Multiple-Deliverable Revenue Arrangements" requires the allocation of arrangement consideration to each deliverable to be based on the relative selling price.

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

However, as the Group's products contain a significant element of proprietary technology and its solutions offer substantially different features and functionality, the comparable pricing of products with similar functionality typically cannot be obtained. Additionally, as the Group is unable to reliably determine what competitor’s products' selling prices are on a stand-alone basis, the Group is not typically able to determine TPE. The ESP is established considering multiple factors including, but not limited to, pricing practices in different geographical areas and through different sales channels, gross margin objectives, internal costs, competitors' pricing strategies, and industry technology lifecycles. The selling price of the products and professional services was based on ESP. Maintenance selling price was based on either VSOE or ESP.

The Group limits the amount of revenue recognition for delivered elements to the amount that is not contingent on the future delivery of products or services or subject to customer- specific return or refund privileges. The Group evaluates each deliverable in an arrangement to determine whether they represent separate units of accounting.

The Group grants to certain customers a right of return or the ability to exchange a specific percentage of the total price paid for products they have purchased over a limited period for other products. The Group maintains a provision for product returns and exchanges and other incentives based on its experience with historical sales returns, analysis of credit memo data and other known factors, in accordance with ASC 605. The provision was deducted from revenues and amounted to $1,737 and $1,948, as of December 31, 2015 and 2016, respectively.

Revenues from the sale of products which were not yet determined to be final sales due to acceptance provisions are deferred and included in deferred revenues. In cases where collectability is not probable, revenues are deferred and recognized upon collection.

Deferred revenues include amounts invoiced to customers for which revenue has not yet been recognized.

m.	Warranty costs:

The Group usually provides a warranty period of 12 months at no extra charge. The Group estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Group's warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Group periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary. As of December 31, 2015 and 2016, the provision for warranty amounted to $407 and $349, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Research and development costs:

ASC 985-20, "Costs of Software to Be Sold, Leased, or Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company's product development process, technological feasibility is established upon the completion of a working model. The Company does not incur material costs between the completion of a working model and the point at which the products are ready for general release. Therefore, research and development costs are charged to the consolidated statement of operations as incurred.

Participation grants from the Israel National Authority for Technology and Innovation (formerly known as the Office of the Chief Scientist) of the Israeli Ministry of Economy and Industry, ("NATI") for research and development activity are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of research and development costs. Research and development grants recognized during the years ended December 31, 2014, 2015 and 2016 were $3,871, $5,448 and $7,335, respectively.

o.	Income taxes:

The Group accounts for income taxes in accordance with ASC 740, "Income Taxes", ("ASC 740"). ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and for carry forward tax losses. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group records a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more-likely-than-not that some portion or all of the deferred tax asset will not be realized.

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

The Group accounts for deferred income taxes in accordance with ASU 2015-17 which require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet.

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

The components of AOCI were as follows:

	Unrealized (losses) on available- for-sale marketable securities	Unrealized gains (losses) on cash flow hedges	Total

Balance as of January 1, 2016	$(410)	$273	$(137)

Other comprehensive income before reclassifications	376	608	984
Amounts reclassified from AOCI	(27)	(1,023)	(1,050)
Other comprehensive income (loss)	349	(415)	(66)

Balance as of December 31, 2016	$(61)	$(142)	$(203)

The effects on net income of amounts reclassified from AOCI for the year ended December 31, 2016 derive from realized gains on cash flow hedges recorded in operating expenses and from realized gains on available-for sale marketable securities recorded in financial expenses (income).

q.	Concentrations of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, trade receivables, marketable securities and foreign currency derivative contracts.

The majority of the Group's cash and cash equivalents, bank deposits and foreign currency derivative contracts are invested in dollar instruments with major banks in Israel and the United States. Deposits in U.S. banks are federally insured up to $250 per account. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group's investments are corporations with high credit standing.

Accordingly, management believes that low credit risk exists with respect to these financial investments.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Marketable securities include investments in dollar-linked corporate bonds. Marketable securities consist of highly liquid debt instruments with high credit standing. The Company’s investment policy, approved by the Board of Directors, limits the amount the Group may invest in any one type of investment or issuer, thereby reducing credit risk concentrations. Management believes that the portfolio is well diversified and, accordingly, minimal credit risk exists with respect to these marketable debt securities.

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

r.	Basic and diluted earnings (loss) per share:

Basic earnings (loss) per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted earnings (loss) per share are computed based on the weighted average number of ordinary shares outstanding during each year, plus potential dilutive ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings per Share".

Certain outstanding stock options, restricted share units ("RSUs") and warrants have been excluded from the calculation of the diluted earnings per share since such securities are anti-dilutive for all years presented. The total weighted average number of shares related to the outstanding options, RSUs and warrants that have been excluded from the calculation of diluted earnings (loss) per share was 954,823, 2,250,433 and 1,927,281 for the years ended December 31, 2014, 2015 and 2016, respectively.

s.	Accounting for stock-based compensation:

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

The Company recognizes compensation expenses for the value of its awards based on the accelerated method over the requisite service period of each of the awards. Prior to January 1, 2016, stock-based compensation expense was recorded net of estimated forfeitures in the Company’s consolidated statements of operations and, accordingly, was recorded for only those stock-based awards that the Company expected to vest.

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

The Company performed-based options are subject to certain performance criteria; accordingly, compensation expense is recognized for such awards when it becomes probable that the related performance condition will be satisfied. The Company recognizes compensation expenses for the value of awards granted based on the accelerated method for performance-based awards.

The weighted-average estimated fair value of employee stock options granted during the years ended December 31, 2014, 2015 and 2016, was $2.97, $2.04 and $2.01 per share, respectively, using the Black-Scholes option pricing formula. Fair values were estimated using the following weighted-average assumptions (annualized percentages):

	Year Ended December 31,
	2014	2015	2016

Dividend yield	0%	0%	0%
Expected volatility	54.8%-59.4%	53.32%-55.86%	47.64%-52.95%
Risk-free interest	1.48%-1.86%	1.14%-1.74%	1.11%-1.86%
Expected life	4.74-5.43 years	4.75-5.43 years	4.76-5.30 years
Forfeiture rate	4.0%	4.0%	0%

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

The Company estimated the forfeiture rate based on historical forfeitures of equity awards and adjusted the rate to reflect changes in facts and circumstances, if any. The Company revised its estimated forfeiture rate if actual forfeitures differed from its initial estimates. Effective as of January 1, 2016, the Company adopted a change in accounting policy in accordance with Accounting Standards Update 2016-09, “Compensation Stock Compensation (Topic 718)” (“ASU 2016-09”) to account for forfeitures as they occur. The change was applied on a modified retrospective basis with a cumulative effect adjustment to retained earnings of $131 thousand (which increased the accumulated deficit) as of January 1, 2016. No prior periods were recast as a result of this change in accounting policy.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The total stock-based compensation expenses relating to all of the Company's stock-based awards recognized for the years ended December 31, 2014, 2015 and 2016 were included in items of the consolidated statements of operations, as follows:

	Year Ended December 31,
	2014	2015	2016

Cost of revenues	$89	$101	$118
Research and development expenses, net	585	429	459
Selling and marketing expenses	1,105	1,061	1,101
General and administrative expenses	767	782	736

Total stock-based compensation expenses	$2,546	$2,373	$2,414

t.	Treasury stock:

The Company has repurchased its ordinary shares from time to time in the open market or, in 2016, pursuant to a self-tender offer in Israel and the U.S., and holds such repurchased shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders' equity. See also Note 12a.

u.	Severance pay:

The liability for severance pay for Israeli employees is calculated pursuant to Israel's Severance Pay Law, 1963, based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date for all employees in Israel. Employees who have been employed for more than a one-year period are entitled to one month's salary for each year of employment or a portion thereof. The Group's liability for all of its Israeli employees is fully provided for by monthly deposits with severance pay funds, pension funds, insurance policies and by an accrual. The value of these deposits is recorded as an asset in the Company's consolidated balance sheet.

The deposited funds include profits accumulated up to the consolidated balance sheets date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law, 1963 or labor agreements.

Since March 2011, the Group's agreements with new Israeli employees are under Section 14 of the Israeli Severance Pay Law, 1963. The Group's contributions for severance pay have replaced its severance obligation. Upon contribution of the full amount of the employee's monthly salary for each year of service, no additional calculations are conducted between the parties regarding the matter of severance pay and no additional payments are made by the Group to the employee. The Group is legally released from the obligations to employees once the deposit amounts have been paid, and therefore the severance pay liability is not reflected in the balance sheet.

Severance pay expenses for the years ended December 31, 2014, 2015 and 2016, amounted to $1,961, $2,153 and $3,217, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Employee benefit plan:

The Group has 401(k) defined contribution plans covering employees in the U.S. All eligible employees may elect to contribute a portion of their annual compensation to the plan through salary deferrals, subject to the IRS limit of $18 during the years ended December 31, 2015 and 2016, plus a catch-up contribution of $6 for participants age 50 or over. The Group matches 50% of employees’ contributions, up to a maximum of 6% of the employees' annual pay. In the years ended December 31, 2014, 2015 and 2016, the Group matched contributions in the amount of $284, $287 and $286, respectively.

w.	Advertising expenses:

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2014, 2015 and 2016 amounted to $562, $604 and $687, respectively.

x.	Fair value of financial instruments:

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

y.	Derivatives and hedging:

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

For derivative instruments that hedge the exposure to variability in expected future cash flows that are designated as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income (loss) in equity and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings and is classified as payroll and rent expenses. The ineffective portion of the gain or loss on the derivative instrument is recognized in current earnings and classified as "financial income or expenses". To receive hedge accounting treatment, cash flow hedges must be highly effective in offsetting changes to expected future cash flows on hedged transactions.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z.	Impact of recently issued accounting pronouncements:

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("ASU 2014-09"). Under the new standard, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The FASB has recently issued several amendments to the standard, including clarification on identifying performance obligations.

The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the cumulative catch-up transition method). The Company currently anticipates adopting the standard using the modified retrospective method rather than full retrospective method.

The new standard will be effective for the Company beginning January 1, 2018, and adoption as of the original effective date of January 1, 2017 is permitted. The Company will adopt the new standard as of January 1, 2018.

The Company has made progress toward completing its evaluation of the potential changes from adopting this new standard on its financial reporting and disclosures. The Company has evaluated the impact of the standard on majority of its revenue streams and associated contracts. The Company formed an implementation work group and expects to complete the evaluation of the impact of the accounting and disclosure changes on its business processes, controls and systems throughout 2017, design any changes to such business processes, controls and systems, and implement the changes before the end of 2017.

Currently, the Company is analyzing the impact that the adoption of the standard will have on specific performance obligations and variable consideration transactions. In addition, incremental costs that are related to sales commission from contracts signed during the period would require capitalization. The company also will consider if there is a significant financing component if the time between payment and delivery is more than one year.

The Company continues to assess all potential impacts under the new revenues standard.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)" ("ASU 2016-02"), whereby, lessees will be required to recognize for all leases at the commencement date a lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. A modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements must be applied. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Companies may not apply a full retrospective transition approach. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018. Early application is permitted. The Company is evaluating the potential impact of this pronouncement.

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments-Credit Losses (Topic 326)" ("ASU 2016-13"). ASU 2016-13 requires that financial assets measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis. The measurement of expected credit losses is based upon historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. ASU 2016-13 will become effective for the Company for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently evaluating the impact of the guidance on its consolidated financial statements.

In August 2016, FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments.” This update will make eight targeted changes to how cash receipts and cash payments are presented and classified in the statement of cash flows. The update is effective for fiscal years beginning after December 15, 2017. The new standard will require adoption on a retrospective basis unless it is impracticable to apply, in which case it would be required to apply the amendments prospectively as of the earliest date practicable. The Company is currently evaluating the effect of this update on its financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows: Amendment to Restricted Cash, on the classification and presentation of changes in restricted cash on the statement of cash flows. Amounts generally described as restricted cash and restricted cash equivalents will be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The guidance is effective for fiscal years beginning after December 15, 2017. Early adoption is permitted. The Company is currently evaluating the effect of this update on its financial statements and related disclosures.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In January 2017, the FASB issued ASU 2017-04, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment" ("ASU 2017-04"). ASU 2017-04 eliminates the requirement to measure the implied fair value of goodwill by assigning the fair value of a reporting unit to all assets and liabilities within that unit (the "Step 2 test") from the goodwill impairment test. Instead, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited by the amount of goodwill in that reporting unit. ASU 2017-04 will become effective for the Company beginning January 1, 2020 and must be applied to any annual or interim goodwill impairment assessments after that date. Early adoption is permitted. The Company is currently evaluating the effect that the adoption of ASU 2017-04 will have on its consolidated financial statements.

NOTE 3:-	ACQUISITION OF ACTIVE COMMUNICATIONS EUROPE. ("ACS")

On December 31, 2015 (the "Closing Date"), the Company entered into a share purchase agreement, according to which the Company acquired 100% of the outstanding shares of ACS. Following the transaction, ACS became a wholly owned subsidiary of the Company.

As part of the share purchase agreement, the Company agreed to pay an earn-out amount based on the sales of the Company’s products related to ACS technology (the “ACS Products”). The earn-out amount is calculated based on: (a) 20% of ACS Products net revenues (the "ACS Revenues") after the first $2,000 ACS Revenues up to an earn-out payment of $2,000, plus (b) an additional amount of 10% of ACS Revenues after the first $20,000 of ACS Revenues (the "ACS Earn-Out").

The acquisition was accounted for using the purchase method. The $4,109 purchase price for the acquisition was composed of the following amounts: (i) a $2,000 payment in cash payable on the Closing Date, and (ii) $2,109, which represented the fair value of the ACS Earn-Out.

In addition, the Company agreed to pay $500 after 12 months and additional $500 after 24 months following the Closing Date upon meeting cumulative conditions (including service conditions) for each of these two periods (the "Deferred Payments"). The Deferred Payments will be recorded as payroll expenses during the periods for which the deferred payments are contingent upon. During the year ended December 31, 2016, the Company recorded $750 expenses related to the Deferred Payments. In February 2017, the Company paid $448 in relation to the first period payment.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	ACQUISITION OF ACTIVE COMMUNICATIONS EUROPE. ("ACS") (Cont.)

The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed at the acquisition date:

Current assets	$305
Property and equipment	20
Technology	1,917
Customer relationships	312

Total identifiable assets acquired	2,554

Current liabilities	(361)
Deferred tax liability	(557)

Total identifiable liabilities assumed	(918)

Net identifiable assets acquired	1,636
Goodwill	2,473

Net assets acquired	$4,109

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

Since the actual revenues of ACS products in 2016 and the expected revenues of ACS products in 2017 and 2018 were lower than the Company’s expectation as of the Closing Date, the Company recorded net income of $1,674 as a reversal of the previously recorded Earn-Out liability. Such income is included in General and Administration expenses in the consolidated statement of operations for the year ended December 31, 2016.

As of December 31, 2015 and 2016, the estimated fair value of the Earn-Out amounted to $2,109 and $487, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:-	MARKETABLE SECURITIES AND ACCRUED INTEREST

The following is a summary of available for sale marketable securities:

	December 31, 2015
	Amortized	Unrealized	Unrealized	Fair
	cost	gains	losses	Value
Corporate bonds:
Maturing within one year	$1,997	$-	$(4)	$1,993
Maturing between one to five years	50,700	7	(413)	50,294
Accrued interest	487	-	-	487

	$53,184	$7	$(417)	$52,774

	December 31, 2016
	Amortized	Unrealized	Unrealized	Fair
	cost	gains	losses	Value
Corporate bonds:
Maturing within one year	$6,479	$4	$(5)	$6,478
Maturing between one to five years	29,602	32	(94)	29,540
Accrued interest	300	-	-	300

	$36,381	$36	$(99)	$36,318

These investments were issued by highly rated corporations. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Group's investment. As of December 31, 2015 and 2016, the Group did not have any investment in marketable securities that were in an unrealized loss position for a period of twelve months or greater. Since the Group had the ability and intent to hold these investments until an anticipated recovery of fair value, which may be until maturity, the Group did not consider these investments to be other-than-temporarily impaired as of December 31, 2015 and 2016. Unrealized gains (losses) are valued using alternative pricing sources and models utilizing observable market inputs.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 5:-	INVENTORIES

	December 31,
	2015	2016

Raw materials	$6,687	$5,779
Finished products	10,091	10,554

	$16,778	$16,333

In the years ended December 31, 2014, 2015 and 2016, the Group wrote-off inventories in a total amount of $82, $724 and $2,173, respectively.

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2015	2016
Cost:
Computers and peripheral equipment	$27,495	$28,799
Office furniture and equipment	11,593	11,707
Leasehold improvements	3,354	3,395

	42,442	43,901
Accumulated depreciation:
Computers and peripheral equipment	25,833	27,104
Office furniture and equipment	10,264	10,501
Leasehold improvements	2,255	2,429

	38,352	40,034

Depreciated cost	$4,090	$3,867

Depreciation expenses amounted to $1,874, $1,761 and $1,700 for the years ended December 31, 2014, 2015 and 2016, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:-	INTANGIBLE ASSETS, NET

		Useful life	December 31,
		(years)	2015	2016
a.	Impaired cost:
	Acquired technology and license	5 - 10	$19,857	$19,857
	Customer relationship	4.5 - 9	4,750	4,750

			24,607	24,607
	Accumulated amortization:
	Acquired technology and license		16,240	17,292
	Customer relationship		4,343	4,483

			20,583	21,775

	Amortized cost		$4,024	$2,832

b.	Amortization expenses related to intangible assets amounted to $1,356, $1,202 and $1,192 for the years ended December 31, 2014, 2015 and 2016, respectively.

c.	Expected amortization expenses are as follows:

Year ending December 31,

2017	$835
2018	749
2019	354
2020	334
Thereafter	560

$2,832

NOTE 8:-	FAIR VALUE MEASUREMENTS

In accordance with ASC 820, the Group measures its foreign currency derivative instruments, marketable securities, the earn-out provided to Mailvision, and Earn-Out liability related to the acquisition of ACS, at fair value. Investments in foreign currency derivative instruments and marketable securities are classified within Level 2 of the fair value hierarchy. This is because these assets are valued using alternative pricing sources and models utilizing market observable inputs. The contingent consideration of the earn-out provided to Mailvision and the Earn-Out liability related to the acquisition of ACS are classified within Level 3 of the fair value hierarchy because these liabilities are based on present value calculations and an external valuation model whose inputs include market interest rates, estimated operational capitalization rates and volatilities. Unobservable inputs used in these models are significant. As of December 31, 2016 the Company contingent consideration related to Mailvision was paid in full (see also Note 1b).

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:-	FAIR VALUE MEASUREMENTS (Cont.)

The Group's financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates:

	December 31, 2015
	Fair value measurements using input type
	Level 2	Level 3	Total

Financial assets related to foreign currency derivative hedging contracts	$101	$-	$101
Marketable securities	52,774	-	52,774
Contingent consideration related to Mailvision	-	(228)	(228)
Earn-Out liability related to the acquisition of ACS	-	(2,109)	(2,109)

Total financial net assets (liabilities)	$52,875	$(2,337)	$50,538

	December 31, 2016
	Fair value measurements using input type
	Level 2	Level 3	Total

Financial liabilities related to foreign currency derivative hedging contracts	$(142)	$-	$(142)
Marketable securities	36,318	-	36,318
Earn-Out liability related to the acquisition of ACS	-	(487)	(487)

Total financial net assets (liabilities)	$36,176	$(487)	$35,689

Fair value measurements using significant unobservable inputs (Level 3):

Balance at January 1, 2016	$(2,337)
Payment of MV Earn Out liability	233
Adjustment due to change in the forecast of earn-out consideration	1,674
Adjustment due to time change value	(57)

Balance at December 31, 2016	$(487)

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2015	2016

Payroll and other employee related accruals	$3,474	$4,214
Vacation accrual	2,931	3,096
Royalties provision	966	1,170
Government authorities	288	979
Accrued expenses	9,864	8,517
Others	428	642

	$17,951	$18,618

NOTE 10:-	LONG-TERM BANK LOANS

In September and December 2011, the Company entered into loan agreements with Israeli commercial banks that provided loans in the total principal amount of $23,750 (the "2011 Loans"). Certain amounts of the 2011 Loans were required to be maintained as compensating bank deposits that decrease as the loans are repaid. The 2011 Loans bear interest at LIBOR plus 2.1%-4.35% with respect to $19,850 of the original principal amount. The remaining $3,900 of original principal amount bear interest at 0.5% above the interest rate paid on the bank deposit. Of these 2011 Loans, $19,850 of the principal amount is repayable in 20 equal quarterly installments and the remaining $3,900 of principal amount is repayable in 10 equal semiannual payments through September 2017.

In December 2015, the Company entered into loan agreements with Israeli commercial bank that provided loans in the total principal amount of $3,000 and Euro 3,000 (the "2015 Loans"). Certain amounts of the 2015 Loans are required to be maintained as a compensating bank deposit that decreases as the loans are repaid. The loans bear interest at LIBOR plus 1%-2.5% and are repayable in 20 equal quarterly installments through December 2020.

In December 2016, the Company entered into loan agreements with Israeli commercial bank that provided loans in the total principal amount of $6,000 (the "2016 Loans"). Certain amounts of the 2016 Loans are required to be maintained as a compensating bank deposit that decreases over the repayment period of the loans. The loans bear interest at LIBOR plus 1.1%-2.5% and are repayable in 20 equal quarterly installments through December 2021.

As of December 31, 2015 and 2016, the banks have a lien on the Company's assets that secures the 2011 Loans, 2015 Loans and 2016 Loans. As of December 31, 2015 and 2016, the Company is required to maintain a total of $5,553 and $5,910, respectively, in compensating balances with the banks, to secure the 2011 Loans, 2015 Loans and 2016 Loans.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 10:-	LONG-TERM BANK LOANS (Cont.)

As of December 31, 2015 and 2016, the compensating balances are included in $2,643 and $1,710 of short-term and restricted bank deposits and $2,910 and $4,200 of long-term and restricted bank deposits, respectively. The amount of the compensating balances that is required decreases as the loans are repaid. The agreements with respect to the 2011 Loans, 2015 Loans and 2016 Loans require the Company, among other things, to meet certain financial covenants such as maintaining shareholders' equity, cash balances, and liabilities to banks at specified levels, as well as achieving certain levels of operating income (the "Covenants").

As of December 31, 2015 and 2016, the Company was in compliance with all of its Covenants.

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Group's facilities are leased under several lease agreements in Israel, Europe, Asia and the Americas for periods ending in 2024.

In addition, the Company has various operating lease agreements with respect to motor vehicles. The terms of the lease agreements are for 36 months, which expire on various dates, the latest of which is in 2019.

Future minimum rental commitments under non-cancelable operating leases are as follows:

Year ending December 31,

2017	$6,250
2018	5,835
2019	5,129
2020	5,023
2021 and thereafter	16,510

Total minimum lease payments *)	$38,747

*)	Minimum payments have been reduced by minimum sublease rental of $2,801 due in the future under non-cancelable subleases.

In connection with the Company's facilities lease agreement in Israel, the lessor has a lien of approximately $1,500 on certain bank deposits as of December 31, 2016. These deposits are included in short-term and restricted bank deposits.

Lease expenses for the years ended December 31, 2014, 2015 and 2016, were approximately $6,236, $5,930 and $5,784, respectively. Lease expenses for the years ended December 31, 2014, 2015 and 2016, include sublease rental of $943, $960 and $801, respectively

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Inventory purchase commitments:

The Group is obligated under certain agreements with its suppliers to purchase specified items of excess inventory which is expected to be utilized in 2017. As of December 31, 2016, non-cancelable purchase obligations were approximately $15,893.

c.	Royalty commitment to the NATI:

Under the research and development agreements of the Company and its Israeli subsidiaries with the NATI and pursuant to applicable laws, the Company and its Israeli subsidiaries are required to pay royalties at the rate of 1.3%-5% on sales to end customers of products developed with funds provided by the NATI, up to an amount equal to 100% of the NATI research and development grants received, linked to the dollar plus interest on the unpaid amount received based on the 12-month LIBOR rate (from the year the grant was approved) applicable to dollar deposits. The Company and its Israeli subsidiaries are obligated to repay the Israeli Government for the grants received only to the extent that there are sales of the funded products.

The place of manufacturing of a product that was developed with the support of the NATI, or based on know-how developed with the support of the NATI, shall be according to the supported company's declaration in the application for support (including manufacturing abroad). In case the Company or any of its Israeli subsidiaries wish to transfer their manufacturing activities abroad, in addition to their statement in the application for support, they will be required to receive approval from the NATI research committee. The committee is entitled to increase both the royalty liability and the rate of the royalty payments. The increased repayment is calculated according to the percentage of the manufacturing activities that are intended to be carried out outside Israel, and can reach up to 300% of the original sum. When the manufacturing of the product is being done outside of Israel, the Company or any of its Israeli subsidiaries are required to pay an increased royalty rate of an additional 1% (instead of paying 1.3%-5%).

As of December 31, 2015 and 2016, the Company and its Israeli subsidiaries have a contingent obligation to pay royalties in the amount of approximately $45,563 and $52,717, respectively.

As of December 31, 2015 and 2016, the Company and its Israeli subsidiaries have paid or accrued royalties to the NATI in the amount of $4,723 and $6,186, respectively, which were recorded in cost of revenues.

On March 27, 2016, the Company received a notification from the NATI that according to an audit conducted on their behalf the Company is said to owe the NATI an amount of $999 for underpaid royalties. The Company has reviewed the findings and presented an appeal of the auditor claims. The Company believes that it has paid the correct amount of royalties and has valid defenses to this claim.

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

e.	Legal proceedings:

1.	In November 2013, a former employee filed a claim against the Company’s subsidiary in Brazil alleging that he is entitled to approximately $600 as a result of the termination of his employment by the subsidiary. In July 2015 the court declared the suit unfounded. In August 2015, the former employee presented an appeal to the Second Grande Labor Court. On July 2016 the appeal was dismissed by the Second Grange Labor Court and the case has been closed.

2.	In January 2015, the Manufacturers Association of Israel ("MAI") filed a claim against the Company with the Israeli Labor Court, for unpaid handling charges, allegedly due for the years 2008 - 2013. In January 2017, the parties agreed to settle this claim, and appropriate provision was recorded accordingly.

3.	In January 2017, a complaint for patent infringement was filed against the Company’s subsidiary in the U.S. and against a customer of the Company. The proceedings were served and no monetary demands were made at this stage. At this early stage, the Company cannot predict the outcome of this matter.

NOTE 12:-	SHAREHOLDERS' EQUITY

a.	Treasury stock:

During the year ended December 31, 2014, the Company's Board of Directors approved a program to repurchase up to $3,000 of its ordinary shares which is the amount that the Company could repurchase according to Israeli law without further approval from the Israeli court. During the years ended December 31, 2015 and 2014, the Company received court's approvals to purchase up to an additional $30,000 of its ordinary shares. In addition, in each of January, May and October 2016, the Company received court approval to purchase up to an additional $15,000 of its ordinary shares. The October 2016 court approval for share repurchases will expire on April 25, 2017.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

As part of the share repurchase program, on June 16, 2016, the Company commenced an offer in the U.S. and Israel to purchase up to 3,000,000 of its ordinary shares, nominal (par) value NIS 0.01 per share, for $4.35 per share (the "Offer"). The Offer expired on July 20, 2016 and the Company purchased 3,000,000 of its ordinary shares, the maximum amount of shares subject to the Offer, at a price of $4.35 per share. The Company had $150 legal and other expenses related to the Offer.

As of December 31, 2016, pursuant to this program, the Company had repurchased a total of 23,366,490 of its ordinary shares at a total cost of $89,980 (of which 6,198,363 shares were repurchased during the year ended December 31, 2016 for aggregate consideration of $29,394).

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

In 2008, the Company's Board of Directors approved the 2008 Equity Incentive Plan (the "Plan") that became effective in January 2009. As of December 31, 2016, the total number of shares authorized for future grant under the Plan is 1,708,155.

Stock options granted under the Plan are generally exercisable at the fair market value of the ordinary shares at the date of grant and usually expire seven or ten years from the date of grant. The options generally vest over four years from the date of grant. Any options that are forfeited or cancelled before expiration become available for future grants.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

The following is a summary of the Company's stock option activity and related information for the year ended December 31, 2016:

	Amount of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Options outstanding at beginning of year	3,670,134	$4.25	4.3	$1,370
Changes during the year:
Granted	532,500	$4.35
Exercised	(651,427)	$3.09
Forfeited	(193,750)	$4.34
Expired	(4,000)	$2.12

Options outstanding at end of year	3,353,457	$4.50	4.1	$6,346

Vested and expected to vest	3,353,457	$4.50	4.1	$6,346

Options exercisable at end of year	1,906,208	$4.46	3.1	$3,724

The weighted-average grant-date fair value of options granted during the years ended December 31, 2014, 2015 and 2016 was $2.97, $2.04 and $2.01, per option, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fiscal year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on the last trading day of the fiscal year. This amount changes based on the fair market value of the Company's shares.

Total intrinsic value of options exercised for the years ended December 31, 2014, 2015 and 2016 was $1,870, $219 and $1,583, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

The following is a summary of the Company's restricted stock units ("RSUs") activity and related information for the year ended December 31, 2016:

	Number of shares	Weighted average grant date fair value

RSUs outstanding at beginning of year	298,923	$4.25
Changes during the year:
Granted	218,740	$4.50
Vested	(116,629)	$4.31
Forfeited	(7,500)	$3.54

RSUs outstanding at end of year	393,534	$4.38

During the years ended December 31, 2014, 2015 and 2016, the stock based compensation expenses related to RSUs granted amounted to $517, $483 and $803, respectively.

The following is a summary of warrants issued to non-employees for the year ended December 31, 2016:

	Number of shares	Weighted average exercise price

Warrants outstanding at beginning of year	65,000	$4.435
Changes during the year:
Forfeited	(60,000)	$4.38

Warrants outstanding at end of year	5,000	$5.00

Warrants exercisable at end of year	2,500	$5.00

The Group recorded immaterial compensation expenses with respect to the grants of these warrants in accordance with ASC 505-50.

As of December 31, 2016, there was $2,575 of total unrecognized compensation cost related to non-vested stock-based compensation arrangements granted under the Company's 2008 Equity Incentive Plan. That cost is expected to be recognized over a weighted-average period of 1.03 years.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

The options and warrants outstanding as of December 31, 2016, have been separated into ranges of exercise prices, as follows:

Range of exercise price	Number of options outstanding as of December 31, 2016	Weighted average remaining contractual life	Weighted average exercise price	Number of options exercisable as of December 31, 2016	Weighted average exercise price of exercisable options
		(Years)

$0.00-1.10	6,250	1.69	$0.00	5,500	$0.00
$1.50-2.51	58,525	2.70	$2.09	58,525	$2.09
$2.57-4.00	1,239,377	3.86	$3.47	799,752	$3.338
$4.03-6.49	1,782,274	4.47	$4.95	826,908	$5.11
$6.51-9.24	272,031	3.07	$6.88	218,023	$6.95

	3,358,457	4.10	$4.50	1,908,708	$4.47

NOTE 13:-	TAXES ON INCOME

a.	Israeli taxation:

1.	Measurement of taxable income in U.S. dollars:

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

As of December 31, 2016, retained earnings included approximately $540 in tax-exempt income earned by the Company's "Approved Enterprise". The Company's Board of Directors has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's "Approved Enterprise". Tax-exempt income attributable to the "Approved Enterprise" cannot be distributed to shareholders without subjecting the Company to taxes except upon complete liquidation of the Company. If such retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the corporate tax rate between 10%-25%, applicable to such profits as if the Company had not elected the alternative tax benefits and an income tax liability would be incurred by the Company up to a maximum amount of $180.

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the Investment Law, regulations published thereunder and the certificate of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2016, management believes that the Company is in compliance with all of the aforementioned conditions.

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

As of December 31, 2016, there was no taxable income attributable to the Beneficiary Enterprise.

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

The Company does not currently intend to adopt the 2010 Amendment and intends to continue to comply with the Investment Law as in effect prior to enactment of the 2010 Amendment. The Company has evaluated the effect on its financial statements of the transition to the preferred enterprise tax track, and as of the date of the approval of the financial statements, the Company believes that it will not transition to the preferred enterprise tax track. Accordingly, the Company did not adjust its deferred tax balances as of December 31, 2016. The Company's position may change in the future.

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Law ("Amendment 73") was published. According to Amendment 73, a preferred enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

The new tax tracks under the Amendment are as follows: technological preferred enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion. A technological preferred enterprise, as defined in the Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property (in development area A - a tax rate of 7.5%).

The Amendment also prescribes special tax tracks for technological enterprises, which are subject to rules that are to be issued by the Minister of Finance by March 31, 2017. Since as of December 31, 2016 definitive criteria to determine the tax benefits had not yet been established, it cannot be determined if the legislation in respect of technological enterprises had been enacted or substantively enacted as of that date. Accordingly, the above changes in the tax rates relating to technological enterprises were not taken into account in the computation of deferred taxes as of December 31, 2016.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

3.	Net operating loss carry-forward:

As of December 31, 2016, the Company has cumulative losses for tax purposes in the amount of approximately $5,700, which can be carried forward and offset against taxable income in the future for an indefinite period. As of December 31, 2016, the Company recorded a net deferred tax asset of $7,849 in respect of such carry-forward tax losses and other temporary differences.

As of December 31, 2016, the Company's Israeli subsidiaries have estimated total available carry-forward tax losses of approximately $67,800. The net operating losses may be claimed and offset against taxable income in the future for an indefinite period.

The Company's U.S. subsidiary has estimated total available carry-forward tax losses of approximately $71,000 to offset against future U.S federal taxable income and $5,000 to offset against state taxable income in the U.S. These carry-forward tax losses expire between 2022 and 2032. As of December 31, 2016, the Company's U.S subsidiary recorded a deferred tax asset of $3,758 relating to the available net carry forward tax losses.

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

Taxable income of the Company is subject to a corporate tax rate as follow: 2014 and 2015 - 26.5% and 2016 – 25%.

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

The deferred tax balances as of December 31, 2016 have been calculated based on the revised tax rates.

The effective tax rate payable by a company which is taxed under the Investment Law may be considerably lower (see also Note 13.a2).

b.	Income before taxes on income is comprised as follows:

	Year Ended December 31,
	2014	2015	2016

Domestic	$1,087	$1,007	$4,151
Foreign	2,218	2,141	3,443

	$3,305	$3,148	$7,594

c.	Taxes on income are comprised as follows:

	Year Ended December 31,
	2014	2015	2016

Current taxes	$451	$806	$831
Deferred taxes expense (income)	2,940	1,976	(9,475)

	$3,391	$2,782	$(8,644)

Domestic	$2,122	$1,458	$(6,576)
Foreign	1,269	1,324	(2,068)

	$3,391	$2,782	$(8,644)

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group's deferred tax liabilities and assets are as follows:

	December 31,
	2015	2016
Deferred tax assets:
Net operating loss carry-forward	$47,646	$41,781
Reserves and allowances	9,682	8,916

Net deferred tax assets before valuation allowance	57,328	50,697
Less - Valuation allowance	(55,112)	(39,090)

Deferred tax asset	$2,216	$11,607

Deferred tax liability	$(557)	$(473)

Deferred tax asset
Domestic:	1,141	7,849
Foreign:	1,075	3,758
	$2,216	$11,607

Deferred tax liability
Foreign:	$(557)	$(473)

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

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the actual tax expense (benefit) as reported in the statement of operations is as follows:

	Year Ended December 31,
	2014	2015	2016

Income before taxes, as reported in the consolidated statements of operations	$3,305	$3,148	$7,594

Statutory tax rate	26.5%	26.5%	25.0%

Theoretical tax expense on the above amount at the Israeli statutory tax rate	$876	$834	$1,898
Income tax at rate other than the Israeli statutory tax rate	353	361	(749)
Tax advances, withholding tax and non-deductible expenses, including stock-based compensation expenses	897	1,338	744
Losses for which a valuation allowance was provided (utilized)	1,101	209	(11,373)
Tax adjustment in respect of different tax rates	-	-	679
State and Federal taxes	136	137	176
Other	28	(97)	(19)

Actual tax expense (benefit)	$3,391	$2,782	$(8,644)

f.	Unrecognized tax benefits:

The Company's unrecognized tax benefits as of December 31, 2015 and 2016 are $158.

The Company recognized interest and penalties related to unrecognized tax benefits in tax expenses in the amount of $8, $7 and $9 for the years ended December 31, 2014, 2015 and 2016, respectively. The liability for unrecognized tax benefits does not include the liability recorded for accrued interest and penalties of $219 and $228 at December 31, 2015 and 2016, respectively.

The Company has received final tax assessment through the tax year 2012. The Company is currently under examination by the Israeli Tax Authorities for the tax years 2013 through 2015.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:-	BASIC AND DILUTED EARNINGS (LOSS) PER SHARE

	Year Ended December 31,
	2014	2015	2016
Numerator:
Net income (loss)	$(86)	$366	$16,238

Denominator:
Denominator for basic earnings (loss) per share - weighted average number of ordinary shares, net of treasury stock	42,285,919	40,178,292	35,173,562
Effect of dilutive securities:
Employee stock options, warrants and RSU's	*) -	386,653	605,292

Denominator for diluted earnings (loss) per share - adjusted weighted average number of shares	42,285,919	40,564,945	35,778,854

*) Antidilutive.

NOTE 15:-	FINANCIAL INCOME (EXPENSES), NET

	Year Ended December 31,
	2014	2015	2016

Financial expenses:
Loss related to non-hedging derivative instruments	$-	$(230)	$(90)
Interest	(415)	(278)	(262)
Amortization of marketable securities premiums and accretion of discounts, net	(820)	(1,094)	(853)
Exchange rate	(722)	-	(519)
Others	(205)	(286)	(283)

	(2,162)	(1,888)	(2,007)
Financial income -
Gain related to non-hedging derivative instruments	196	-	-
Interest and others	1,770	2,302	1,847
Exchange rate	-	28	-

	1,966	2,330	1,847

	$(196)	$442	$(160)

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 16:-	GEOGRAPHIC INFORMATION

a.	Summary information about geographic areas:

The Group manages its business on a basis of one reportable segment (see Note 1 for a brief description of the Group's business). The data is presented in accordance with ASC 280, "Segment Reporting". Revenues in the table below are attributed to geographical areas based on the location of the end customers.

The following presents total revenues for the years ended December 31, 2014, 2015 and 2016 and long-lived assets as of December 31, 2014, 2015 and 2016.

	2014		2015		2016
	Total	Long- lived	Total	Long- lived	Total	Long- lived
	revenues	assets	revenues	assets	revenues	assets

Israel	$7,994	$3,576	$6,414	$3,836	$6,061	$3,625
Americas, principally U.S.	76,429	141	72,079	96	74,161	95
Europe	43,989	56	38,873	79	39,134	68
Far East	23,167	83	22,393	79	26,215	79

	$151,579	$3,856	$139,759	$4,090	$145,571	$3,867

b.	Product lines:

Total revenues from external customers divided on the basis of the Company's product lines are as follows:

	Year Ended December 31,
	2014	2015	2016

Technology	$19,680	$15,965	$13,649
Networking	131,899	123,794	131,922

	$151,579	$139,759	$145,571

NOTE 17:-	DERIVATIVE INSTRUMENTS

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

The Group records all derivatives in the consolidated balance sheet at fair value. The effective portions of cash flow hedges are recorded in other comprehensive income until the hedged item is recognized in earnings. The ineffective portions of cash flow hedges are adjusted to fair value through earnings in financial income or expense. As of December 31, 2015 and 2016, the Group had accumulated unrealized gain (loss) associated with cash flow hedges of $273 and $(142), respectively, recorded in other comprehensive income.

The Group entered into forward and options contracts that did not meet the requirement for hedge accounting. The Group measured the fair value of the contracts in accordance with ASC 820, at Level 2. The net gains (losses) recognized in "financial expenses (income), net" during the years ended December 31, 2014, 2015 and 2016 were $196, $(230) and $(90), respectively.

As of December 31, 2015 and 2016, the Group had outstanding forward and options collar (cylinder) contracts in the amount of $18,000 and $27,000 which were designated as payroll and rent hedging contracts. In addition, as of December 31, 2016 the Group had no outstanding forward contracts which are not designated as hedging contracts. As of December 31, 2015 the Group had $6,000 outstanding forward contracts which are not designated as hedging contracts.

The fair value of the Group's outstanding derivative instruments and the effect of derivative instruments in cash flow hedging relationship on other comprehensive income for the years ended December 31, 2015 and 2016 are summarized below:

Foreign exchange forward		December 31,
and options contracts	Balance sheet	2015	2016

Fair value of foreign exchange forward and options collar (cylinder) contracts	"Other receivables and prepaid expenses"	$291	$-
	"Other payables and accrued expenses"	$(189)	$(142)

Gains (losses) recognized in other comprehensive income (loss) (effective portion)	"Other comprehensive income (loss)"	$146	$(415)

The effect of derivative instruments in cash flow hedging relationship on income for the years ended December 31, 2015 and 2016 is summarized below:

Foreign exchange forward	Comprehensive	Year Ended December 31,
and options contracts	Income (loss)	2015	2016

Comprehensive income from derivatives before reclassifications	"Other comprehensive income (loss)"	$374	$608

Income reclassified from accumulated other comprehensive income (effective portion)	"Operating expenses"	$228	$1,023

- - - - - - - - - - -

EXHIBIT INDEX

Exhibit No.	Document
8.1	Subsidiaries of the registrant.

12.1	Certification of Shabtai Adlersberg, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Niran Baruch, Vice President Finance and Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Vice President Finance and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

101.1	Interactive Data Files (XBRL-Related Documents).