Form 20-F
period 2017-12-31
AUDIOCODES LTD
filed 2018-03-26
CIK 1086434

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

As of December 31, 2017, the Registrant had outstanding 29,443,000 Ordinary Shares, nominal value NIS 0.01 per share.

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

Yes ☒ No ☐

Indicate by check mark whether registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

The selected financial data, set forth in the table below, have been derived from our audited historical financial statements for each of the years from 2013 through 2017. The selected consolidated statement of operations data for the years ended December 31, 2015, 2016 and 2017, and the selected consolidated balance sheet data as of December 31, 2016 and 2017, have been derived from our audited consolidated financial statements set forth elsewhere in this Annual Report. The selected consolidated statement of operations data for the years ended December 31, 2013 and 2014, and the selected consolidated balance sheet data as of December 31, 2013, 2014 and 2015 have been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report. The selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to these consolidated financial statements.

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(In thousands, except per share data)
Statement of Operations Data:
Revenues:
Products	$111,750	$118,561	$101,990	$102,279	$107,482
Services	25,482	33,018	37,769	43,292	49,257
Total revenues	137,232	151,579	139,759	145,571	156,739

Cost of revenues:
Products	51,996	54,349	47,227	46,935	47,445
Services	6,568	8,243	9,744	10,295	11,449
Total cost of revenues	58,564	62,592	56,971	57,230	58,894

Gross profit	78,668	88,987	82,788	88,341	97,845
Operating expense:
Research and development, net	28,194	32,275	27,996	29,139	30,348
Selling and marketing	39,279	45,534	43,360	45,084	48,954
General and administrative	8,456	7,677	8,726	6,364	8,893
Total operating expenses	75,929	85,486	80,082	80,587	88,195
Operating income	2,739	3,501	2,706	7,754	9,650

Financial expenses (income), net	(96)	196	(442)	160	(10)
Income before taxes on income	2,835	3,305	3,148	7,594	9,640

Income tax expense (benefit), net	(1,404)	3,391	2,782	(8,644)	(5,610)
Equity in losses of affiliated company	21	-	-	-	-
Net income	$4,218	$(86)	$366	$16,238	$4,030

Basic earnings (loss) per share	$0.11	$(0.00)	$0.01	$0.46	$0.13

Diluted earnings (loss) per share	$0.11	$(0.00)	$0.01	$0.45	$0.13
Weighted average number of ordinary shares used in computing basic earnings (loss) per share	38,241	42,286	40,178	35,174	31,104
Weighted average number of ordinary shares used in computing diluted earnings (loss) per share	39,097	42,286	40,565	35,779	32,168

	December 31,
	2013	2014	2015	2016	2017
Balance Sheet Data:
Cash and cash equivalents	$30,763	$14,797	$18,908	$24,344	$24,235
Short-term and restricted bank deposits, marketable securities and accrued interest	24,807	8,173	8,141	10,179	9,826
Working capital	64,859	34,218	30,376	34,951	32,015
Long-term and restricted bank deposits and long-term marketable securities	6,697	62,750	53,328	34,947	24,682
Total assets	174,304	200,384	189,820	186,976	170,938
Bank loans	14,477	9,791	11,370	11,944	8,756
Total equity	104,809	133,721	117,453	108,659	92,381
Capital stock (*)	201,362	235,885	238,638	243,183	248,269

(*) Capital stock represents share capital plus additional paid-in capital.

Currency and Exchange Rates

The following table sets forth the exchange rates for one United States dollar (“US$” or “$”) expressed in terms of one New Israeli Shekel (“NIS”) in effect at the end of the following years (based on the exchange rate on the last day of each year).

December 31,
2013	2014	2015	2016	2017
3.471	3.889	3.902	3.845	3.467

The high and low exchange rates for each month during the previous six months are as follows (NIS per U.S. $1.00):

Month	High	Low
September 2017	3.584	3.504
October 2017	3.542	3.491
November 2017	3.544	3.499
December 2017	3.550	3.467
January 2018	3.460	3.388
February 2018	3.535	3.427

The high, low, average (calculated by using the average of the exchange rates on the last day of each month during the period) and closing exchange rates for each of the Company’s five previous fiscal years are as follows:

	Year Ended December 31,
	2013	2014	2015	2016	2017
High	3.791	3.994	4.053	3.983	3.860
Low	3.471	3.402	3.761	3.746	3.467
Average	3.609	3.577	3.884	3.841	3.576
Period End	3.471	3.889	3.902	3.845	3.467

Unless otherwise indicated, in this Annual Report all currency references are to United States dollar (“dollar”).

The exchange rate on March 23, 2018, as reported by the Bank of Israel, for the conversion of dollars into New Israeli Shekel was U.S. $1.00 equals NIS 3.4910.

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

Risks Related to Our Business and Industry

We have reported losses in the past. We may report additional losses in the future.

We reported net income in 2013, 2015, 2016 and 2017. We reported a net loss in 2014. The majority of our expenses are directly and indirectly related to the number of people we employ. Most of our wages are denominated in New Israeli Shekels. Fluctuations in exchange rates may cause our expenses to increase in U.S. Dollars. We may increase our expenses based on projections of revenue growth. If at any given time we do not meet our expectations for growth in revenues, our expenses incurred in anticipation of projected revenues may cause us to incur a loss. We may not be able to anticipate the correct amount of expenses in relation to our revenue and adjust our variable costs accordingly. As a result, we may report additional losses in the future.

Our gross margin could be negatively impacted by amortization expenses in connection with acquisitions, increased manufacturing costs and other factors. This could adversely affect our results of operations.

Our gross margin has fluctuated in the past. Our gross margin has been negatively affected in the past and could continue to be negatively affected by amortization expenses in connection with acquisitions, expenses related to equity based compensation, increases in manufacturing costs, a shift in our sales mix towards our less profitable products, increased customer demand for longer product warranties, fixed expenses that are applied to a lower revenue base and increased cost pressures as a result of increased competition. Acquisitions of new businesses could also negatively affect our gross margin. A decrease in our gross margin could cause an adverse effect on our results of operations.

We have invested significant resources in developing products compatible with Microsoft Skype for Business and related solutions of other partners of ours. If Microsoft or our other partners, such as Genesys, Avaya or BroadSoft, abandon their solutions compatible with our products, decide to acquire one of our competitors such as Ribbon Communications (formerly Sonus Networks), Polycom or Yealink or decide to promote products of our competitors instead of our products, or may be unwilling to continue to recognize AudioCodes as a partner or fail to achieve the expected growth of solutions compatible with our products, our results of operations will be adversely affected.

We have invested significant resources in complying with Microsoft’s requirements for the purpose of becoming a Microsoft recognized partner for their unified communication solutions for the enterprise market, which are known as Microsoft Skype for Business and Teams (formerly known as Microsoft Lync). We have adapted some of our gateway products, IP phones, session border controllers, survivable branch applications; value added applications and professional services to operate in the Microsoft Skype for Business/Teams environment. We believe that recognition as a Microsoft partner enhances our access to and visibility in markets relevant to our products. We are dependent on the users of Microsoft Skype for Business to select our compatible products and purchase them. If Microsoft were to abandon (or significantly change) Skype for Business, decide to promote the products of our competitors instead of our products, is unwilling to continue to recognize AudioCodes as a Skype for Business partner or fails to achieve the expected growth of Skype for Business, our results of operations will be adversely affected.

Similarly, we have invested in the development of products and capabilities and achieving certifications for the solutions of other partners of ours, such as Genesys and Avaya contact centers or BroadSoft’s BroadWorks and BroadCloud (acquired by Cisco). If those partners decide to promote products of our competitors instead of our products, are unwilling to continue to recognize AudioCodes as a partner or fail to achieve the expected growth of solutions compatible with our products, our results of operations may be adversely affected.

Funding of our new R&D Center may not be continued and we may not be able to develop commercially profitable products at the Center.

In June 2016, the National Authority for Technology and Innovation (formerly known as the Office of the Chief Scientist) of the Israeli Ministry of Economy and Industry, or NATI approved a three-year program (2016-2018) for approximately NIS107 million (equal to approximately $27.8 million based on the exchange rate in effect as of December 31, 2016). These grants are subject to conditions relating to grants by NATI. Funding for the whole term of the program is subject to the continued review and approval of the progress of the project by NATI. If any required approval is withheld or delayed. our results of operations will be negatively affected and we may be unable to complete research and development projects that could lead to new product launches and sales.

Uncertain economic conditions may adversely affect our business.

In the past, uncertain global and local economic conditions have had a significant impact on the technology industry and our major customers and potential customers. Conditions may continue to be uncertain or may be subject to deterioration, which could lead to a reduction in consumer and customer spending overall and result in an adverse impact on sales of our products. A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses, which could lead to a significant reduction in their orders of our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity. A significant adverse change in a customer’s financial and/or credit position could also require us to assume greater credit risk relating to that customer’s receivables or could limit our ability to collect receivables related to previous purchases by that customer. As a result, our allowance for doubtful accounts and write-offs of accounts receivable could increase.

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

In December 2015, we received bank loans of $3 million and 3 million Euro, respectively. These amounts are repayable in 20 equal quarterly installments from March 2016 through December 2020. In December 2016, we borrowed an additional $6 million which is repayable in 20 equal quarterly installments which began in March 2017 and continue through December 2021. If we are unable to make payments when required by these loan agreements or if we do not comply with covenants in our loan agreements with respect to maintaining shareholders’ equity, cash balances, and liabilities to banks at specified levels or achieving certain levels of operating income, we could be required to repay all or a portion of these bank loans prior to their maturity date.

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

The increased adoption of IP networks may adversely affect the demand for media gateway products.

Media gateway products are primarily intended to transmit voice from traditional telephony networks to IP networks and vice versa. Along with the growth and adoption of IP networks, there has been an increase in the amount of information that is sent directly from one IP network to another IP network. This direct network communication potentially obviates the need to use a media gateway. A reduction in the demand for media gateways may adversely affect the demand for our media gateway products and, in turn, adversely affect our results of operations.

The ongoing transition to the use of cloud-based software could adversely affect us.

The use of cloud-based software as a service or SaaS is a software licensing and delivery model in which software is licensed on a subscription basis and is centrally hosted in the cloud. Recently, our partners have started adopting this model. For example, Microsoft offers a cloud based alternative to Skype for Business and is encouraging business customers to use that model instead of the on premises alternative. Many of our products are intended for on premises use. Currently, our revenue is generated primarily from on premises deployments. The transition to cloud-based delivery impacts the architecture and role of our products in the overall solution. We may not succeed in transitioning in time or at all to the new technologies, products, solutions and services adopted by our partners and their customers. We may not succeed in aligning our solutions with our partners’ solutions and be unable to bring sufficient value to them or their end customers. Our inability to adapt to the ongoing transition to the use of cloud-based software could have an adverse effect on us. Furthermore, SaaS pay-per-use licensing models may have an adverse effect on our short-term revenue recognition.

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

We typically sell to system integrators, distributors as well as to OEM customers, network equipment providers. Our customers usually purchase equipment from several suppliers and may be trying to fulfill one of their customers’ specific technical specifications. We rely heavily on our customers for sales of our products and to inform us about market trends and the needs of their customers. We cannot be certain that this information is accurate. If the information we receive is not accurate, we may be manufacturing products for which no customer demand exists or fail to manufacture products that end-users want. Because we are selling products to OEMs, system integrators and distributors rather than directly to end-users, we have less control over the ultimate selection of products by end-users.

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

In the area of low and mid density digital gateways we face competition from companies such as Ribbon Communications (formerly Sonus Networks), Huawei, Cisco, Dialogic, NewRock, Edgewater, Patton, Ferrari and Sangoma.

Our competitors in the area of MSBRs are companies such as Cisco, Juniper, Adtran, One-Access, Patton, Huawei, HP/3COM and Alcatel-Lucent.

Specifically in the area of enterprise class session border controller technology we compete with Oracle, Cisco, Avaya, Ribbon Communications (formerly Sonus Networks), MetaSwich, Ingate and Edgewater.

Our competitors in the Microsoft Skype for Business certified gateways, session border controller, Survivable Branch Appliance and IP Phone markets include Ribbon Communications (formerly Sonus Networks), Dialogic, Cisco, Oracle, Polycom, Snom, Sangoma, Yealink, Patton and Edgewater.

Our competitors in the area of contact center vendors are Ribbon Communications (formerly Sonus Networks), Oracle, Polycom and Yealink.

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

Our principal competitors in the area of IP Phones are comprised of “best-of-breed” IP phone vendors and end-to-end IP telephony vendors. “Best of breed” IP phone vendors sell standards-based SIP phones that can be integrated into any standards-based IP-PBX or hosted IP telephony system. These competitors include Polycom, HP, Grandstream, Yealink, VTEC (acquired SNOM). End-to-end IP telephony vendors sell IP phones that only work in their proprietary systems. These competitors include Cisco, Avaya, Alcatel-Lucent, Siemens, Mitel and NEC.

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

Selling directly to end-users and VARs may adversely affect our relationship with our current third party distributors upon whom we will continue to rely for a significant portion of our sales. Loss of third party distributors and OEMs, or a decreased commitment by them to sell our products as a result of direct sales by us, could adversely affect our sales and results of operations.

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

Our customers expect us to maintain an inventory of products available for purchase off the shelf subsequent to the initial sales cycle for these products. This may require us to incur the costs of manufacturing inventory without having a purchase order for the products. The VoIP industry is subject to rapid technological change and volatile customer demands, which result in a short product commercial life before a product becomes obsolete. If we are unable to sell products that are produced to hold in inventory, we will need to write-off all or a part of the inventory value of these products. Write-offs could adversely affect our operating results and financial condition. We wrote off inventory in an aggregate amount of $724,000 in 2015, $2.2 million in 2016 and $1.9 million in 2017. We have incurred write-offs as a result of slow moving items, excess inventories, discontinued products and products with net realizable value lower than cost.

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

Our products are technologically complex and are typically intended for use in applications that may be critical to the business of our customers. Prospective customers generally must make a significant commitment of resources to test and evaluate our products and to integrate them into larger systems. Many of our customers are large organizations with complex and lengthy evaluation, decisionmaking and negotiation processes. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new communications equipment. The sales cycles of our products to new customers are approximately four to twelve months after a design win, depending on the type of customer and complexity of the product. This time period may be further extended because of internal testing, field trials and requests for the addition or customization of features or acceptance testing. This delays the time until we realize revenue and results in significant investment of resources in attempting to make sales.

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

We have a worldwide sales, marketing and support infrastructure that is comprised of independent distributors and value added resellers, and our own personnel resulting in a sales, marketing and support presence in many countries, including markets in North America, Western and Eastern Europe, the Asia Pacific region and Latin America. We expect to continue to increase our sales headcount, our applications development headcount, our field support headcount, our marketing headcount and our engineering headcount and, in some cases, establish new relationships with distributors, particularly in markets where we currently do not have a sales or customer support presence. As we continue to expand our international sales and operations, we are subject to a number of risks, including the following:

•	greater difficulty in enforcing contracts and accounts receivable collection, as well as longer collection periods;

•	increased expenses incurred in establishing and maintaining office space and equipment for our international operations;

•	fluctuations in exchange rates between the dollar and foreign currencies in markets where we do business;

•	greater difficulty in recruiting local experienced personnel, and the costs and expenses associated with such activities;

•	general economic and political conditions in these foreign markets (for example changes in oil prices and the global economy have affected growth and ultimately the demand for our products in China);

•	economic uncertainty around the world;

•	management communication and integration problems resulting from cultural and geographic dispersion;

•	risks associated with trade restrictions and foreign legal requirements (such as privacy and cyber security) , including the importation, certification, and localization of our solutions required in foreign countries, such as high import taxes in Brazil and other Latin American markets where we sell our products;

•	greater risk of unexpected changes in regulatory practices, tariffs, and tax laws and treaties;

•	the uncertainty of protection for intellectual property rights in some countries;

•	greater risk of a failure of employees to comply with both U.S. and foreign laws, including antitrust regulations, the U.S. Foreign Corrupt Practices Act (FCPA), and any trade regulations ensuring fair trade practices; and

•	heightened risk of unfair or corrupt business practices in certain regions and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements.

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

A data security or privacy breach could adversely affect our business.

The protection of customer, employee and company data is critical to us. Customers have a high expectation that we will adequately protect their personal or other information from cyberattack or other security breaches. A significant breach of customer, employee, or company data could damage our reputation and result in lost sales, fines, or lawsuits. Our business involves the receipt and storage of personal and other information about customers and employees. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breaches due to employee error, malfeasance or other disruptions. Any such breach or attack could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen.

Because the methods used to obtain unauthorized access change frequently and may not be immediately detected, we may be unable to anticipate these methods or promptly implement preventative measures. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, disrupt our operations and the services we provide to customers and damage our reputation, which could adversely affect our business, revenues and competitive position. In addition to taking the necessary precautions ourselves, we require that third-party service providers implement reasonable security measures to protect our customers’ identity and privacy. We do not, however, control these third-party service providers and cannot guarantee that no electronic or physical computer break-ins and security breaches will occur in the future.

Our use and handling of personally identifiable data is regulated at the international, federal and state levels. The regulatory environment surrounding information security and privacy is increasingly demanding. Privacy and information security laws and regulations change from time to time, and compliance with them may result in cost increases due to necessary systems changes and the development of new processes. If we fail to comply with these laws and regulations, we could be subjected to legal risk. Increasing costs associated with information security, such as increased investment in technology, the cost of compliance and costs resulting from consumer fraud could cause our business and results of operations to suffer materially.

A significant portion of our revenues is generated outside of the Americas and Israel. We intend to continue to expand our operations internationally and, as a result, our results of operations could suffer if we are unable to manage our international operations effectively.

Revenues generated outside of the Americas and Israel represented approximately 44% of our revenues in 2015, 45% of our revenues in 2016 and 47% of our revenues in 2017. Part of our strategy is to expand our penetration in existing foreign markets and to enter new foreign markets. Our ability to penetrate some international markets may be limited due to different technical standards, protocols or product requirements in different markets. Expansion of our international business will require significant management attention and financial resources. Our international sales and operations are subject to numerous risks inherent in international business activities, including:

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

Although we have operations throughout the world, the majority of our revenues and our operating costs in 2017 were denominated in, or linked to, the dollar. Accordingly, we consider the dollar to be our functional currency. However, a significant portion of our operating costs in 2017 were incurred in New Israeli Shekels (NIS). During 2017, the NIS appreciated against the dollar, which resulted in an increase in the dollar cost of our operations in Israel. As a result of this differential, from time to time we may experience increases in the costs of our operations outside the United States, as expressed in dollars. If there is a significant increase in our expenses, we may be required to increase the prices of our products and may be less competitive. Currently, our international sales are denominated primarily in dollars. Therefore, any devaluation in the local currencies of our customers relative to the dollar could cause customers to decrease or cancel orders or default on payment.

Our sales to European customers denominated in Euros are increasing. Sales denominated in Euros could make our revenues subject to fluctuation in the Euro/U.S. dollar exchange rate. If the dollar appreciates against the Euro, we may be required to increase the prices of our products that are denominated in Euros. In 2017, the Euro appreciated against the dollar, which resulted in a decrease in the prices of our products that are denominated in Euros.

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

Because our products are complex and our market is evolving, the success of our business depends in large part upon the continuing contributions of our management and key personnel. Specifically, we rely heavily on the services of Shabtai Adlersberg, our Chief Executive Officer and President, and Lior Aldema, our Chief Business Officer. If our Chief Executive Officer or our Chief Business Officer are unable or unwilling to continue with us, our results of operations could be materially and adversely affected. We do not carry key person insurance for our key personnel.

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

We have expanded our operations in the past and may continue to expand them in the future. This expansion has required, and may continue to require, the application of managerial, operational and financial resources. We cannot be sure that we will continue to expand, or that we will be able to expand our operations successfully. In particular, our business requires us to focus on multiple markets, including the VoIP, wireline, cable, enterprise unified communications and wireless markets. In addition, we work simultaneously with a number of large OEMs and network equipment providers each of which may have different requirements for the products that we sell to them. We may not have sufficient personnel, or may be unable to devote this personnel when needed, to address the requirements of these markets and customers. If we are unable to manage our operations effectively, our revenues may not increase, our cost of operations may rise and our results of operations may be adversely affected.

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

Macroeconomic changes and trade wars may impact our business.

Changes in regional and global politics are leading to changes in the globalization and harmonization trends that prevailed in recent decades. Threats of trade barriers, customs and duties and other political considerations are causing instability in the accepted world order and the stability of financial markets. This may impact both our ability to manufacture and sell our products and services which would affect our results of our operations and may also affect the price of our ordinary shares.

As part of our go to market strategy, we have become certified solution partners of technological giants such as Microsoft and BroadSoft. These companies change their go to market strategy and product mix and technology requirements often and do so on reasonably short notice. We may be unable or unwilling to change our products in time and as may be required in order to remain a certified partner.

In recent years we have invested heavily in our product offerings that meet the requirements of the Microsoft Skype for Business eco-system. The nature of this Microsoft solution is undergoing major change and, as part of this change, we are also witnessing a shift from on-premises solutions to cloud-based or hybrid on-premises and cloud-based solutions. This directly impacts the suitability of our products to end users and impacts end user demand for products in a changing technical environment. Recently, Cisco acquired BroadSoft. This acquisition is likely to impact BroadSoft’s future direction and, as a result, our investment in being compatible with the BroadSoft BroadWorks solution. Changes by our third party partners, over which we have little control and influence, can negatively impact the results of our operations on reasonably short notice. We may be unable to recover or adapt to such changes.

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

We generate most of our revenues in U.S. dollars and, in 2017, a significant portion of our expenses, primarily salaries, related personnel expenses and the leases of our buildings in Israel, were incurred in NIS. We anticipate that a significant portion of our expenses will continue to be denominated in NIS.

Our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS. During 2015, the NIS depreciated against the U.S. dollar, which resulted in a decrease in the U.S. dollar cost of our operations in Israel, and during 2016 and 2017, the NIS appreciated against the U.S. dollar, which resulted an increase in the U.S. dollars cost of our operations in Israel. To the extent the U.S. dollar weakens against the NIS, we could experience an increase in the cost of our operations, which are measured in U.S. dollars in our financial statements, which could adversely affect our results of operations. In addition, in periods in which the U.S. dollar appreciates against the NIS, we bear the risk that the rate of inflation in Israel will exceed the rate of such devaluation of the NIS in relation to the U.S. dollar or that the timing of such devaluations were to lag considerably behind inflation, which will increase our costs as expressed in U.S. dollars.

A decrease in value of the U.S. dollar in relation to the NIS could have the effect of increasing the cost in U.S. dollars of these expenses. Our U.S. dollar-measured results of operations were adversely affected in 2016 and 2017 when the NIS appreciated against the U.S. dollar. This could happen again if the U.S. dollar were to decrease in value against the NIS.

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

Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, exchange rate fluctuations have an impact on our profitability and period-to-period comparisons of our results of operations. In 2017, the value of the U.S. dollar decreased in relation to the NIS by 9.8% and the inflation rate in Israel was 0.4%. In 2016, the value of the U.S. dollar decreased in relation to the NIS by 1.5% and the deflation rate in Israel was 0.2%. In 2015, the value of the U.S. dollar increased in relation to the NIS by 0.3% and the deflation rate in Israel was 1.0%. Our results of operations may be adversely affected in case of a decrease in the value of the U.S. dollar to the NIS.

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

In order to be eligible for tax benefits under the Investment Law, our Approved Enterprise and Beneficiary Enterprises must comply with various conditions set forth in the Investment Law and the criteria set forth in the applicable certificate of approval for the Approved Enterprise, as well as periodic reporting obligations. If we fail to meet these requirements, we would be subject to corporate tax in Israel at the regular statutory rate. Additionally, some of these programs and the related tax benefits are available to us for a limited number of years, and these benefits expire from time to time. We could also be required to refund tax benefits, with interest and adjustments for inflation based on the Israeli consumer price index. See Note 13 to our Consolidated Financial Statements for additional information with respect to tax benefits under the Investment Law.

If the Government of Israel discontinues or modifies these programs and potential tax benefits, our business, financial condition and results of operations could be materially and adversely affected.

The government grants we have received for research and development expenditures limit our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties. In addition, the government grants may be discontinued or reduced in the future.

In connection with research and development grants we received from NATI, we must pay royalties to NATI on the revenue derived from the sale of products, technologies and services developed with the grants from NATI. The terms of NATI grants and the law pursuant to which grants are made restrict our ability to manufacture products or transfer technologies outside of Israel if NATI grants funded the development of the products or technology, without special approvals from NATI. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with NATI funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay NATI. These restrictions may limit our ability to enter into agreements for such transactions without NATI approval. We cannot be certain that any approval of NATI will be obtained on terms that are acceptable to us, or at all.

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

In 2017, we recognized a royalty-bearing grant of $8.3 million from the Government of Israel, through NATI, for the financing of a portion of our research and development expenditures in Israel. The NATI budget has been subject to reductions, which may affect the availability of funds for these prospective grants and other grants in the future. As a result, we cannot be certain that we will continue to receive grants at the same rate, or at all. In addition, the terms of any future NATI grants may be less favorable than our past grant. As of December 31, 2017, we have a contingent obligation to pay royalties in the amount of approximately $58.2 million.

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

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Between January 1, 2013 and March 23, 2018, the trading price of our shares on Nasdaq has fluctuated from a low of $2.69 to a high of $9.12. The following factors may cause significant fluctuations in the market price of our ordinary shares:

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

Based on the composition of our gross income, the composition and value of our gross assets and the amounts of our liabilities for each taxable year from 2004 through 2017, we do not believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes during any of such tax years. It is likely, however, that we were a PFIC in each of 2001, 2002 and 2003. There can be no assurance that we will not become a PFIC in the current tax year or any future tax year in which, for example, the value of our assets, as measured by the public market valuation of our ordinary shares, declines in relation to the value of our passive assets (generally, cash, cash equivalents and marketable securities). If we are a PFIC for any tax year, U.S. shareholders who own our ordinary shares during such year may be subject to increased U.S. federal income tax liabilities and reporting requirements for such year and succeeding years, even if we cease to be a PFIC in such succeeding years. A U.S. holder of our ordinary shares will be required to file an information return containing certain information required by the U.S. Internal Revenue Service for each year in which we are treated as a PFIC with respect to such holder.

We urge U.S. holders of our ordinary shares to carefully review Item 10.E. – “Taxation - U.S. Federal Income Tax Considerations” in this Annual Report and to consult their own tax advisors with respect to the U.S. federal income tax risks related to owning and disposing of our ordinary shares and the consequences of PFIC status.

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

AudioCodes Ltd. was incorporated in 1992 under the laws of the State of Israel. Our principal executive offices are located at 1 Hayarden Street, Airport City, Lod, 7019900 Israel. Our telephone number is +972-3-976-4099. Our agent in the United States is AudioCodes Inc., 27 World’s Fair Drive, Somerset, New Jersey 08873.

MAJOR DEVELOPMENTS SINCE JANUARY 1, 2017

R&D Center

In April 2014, the Office of the Chief Scientist (now known as NATI) approved a three-year program (2014-2016) for approximately NIS100 million (equal to approximately $25.7 million based on the exchange rate in effect as of December 31, 2014) to enable us to establish an advanced innovative research and development center for cloud computing technologies and Unified Communications. In May 2014, the research and development center was established. In June 2016, another three-year program (2016-2018) for approximately NIS107 million (equal to approximately $27.8 million based on the exchange rate in effect as of December 31, 2016) was approved. As of December 31, 2017, we employed approximately 100 engineers at the research and development center. We expect that a significant portion of the cost of this project will continue to be reimbursed to us through grants from NATI, the successor to the Office of the Chief Scientist, pursuant to this program. The grants are subject to conditions relating to grants by NATI. Funding for the whole term of the program is subject to the continued review and approval of the progress of the project by NATI.

Virtualized Session Border Controller

There continues to be increased penetration of Cloud and Network Function Virtualization (NFV) in the service provider space. Service providers seek to harmonize their infrastructure with common off the shelf servers, instead of using proprietary hardware. In 2017, AudioCodes continued to invest in cloud and NFV technologies by adding more capabilities to its software session border controller (SBC) product line. This includes increasing scale in multiple dimensions and high availability schemes for private and public clouds, as well as utilizing standard acceleration technologies for efficient utilization of virtualized infrastructure.

IP Phones

During 2017, we continued to evolve our IP Phones offering for Microsoft Skype for Business, contacts centers and hosted business services by developing additional capabilities and offering tighter manageability and control of the phones from the One Voice Operations Center. Additionally, we introduced the 405 IP Phone for price-sensitive customers and to help our penetration into Asia Pacific and Latin American markets, as well as the 450 IP Phone which is a high-end executive phone. In addition, we introduced the Huddle Room Solution (HRS), which delivers a meeting room solution for businesses.

Multi-Service-Business-Routers

During 2017, we continued to evolve our MSBR product line with more hardware configurations as required by service provider customers and enhanced management and operation capabilities, such as WEB GUI, used to enable end user restricted configuration without involving the service provider.

VoIP Management and Routing

Our One Voice operations center (“OVOC”) offers management applications for large-scale cloud or premise-based unified communications deployments. It monitors, manages and operates AudioCodes’ session border controllers (SBC), media gateways, Microsoft survivable branch appliances (SBA), multi-service business routers (MSBR) and IP phones. During 2017 we invested in the following modules and functionalities of OVOC:

New OVOC: In 2017 we integrated AudioCodes’ Element Management System (EMS) with AudioCodes’ Session Experience Manager (SEM) into a single application - the New OVOC. The new OVOC provides device management and Voice quality management on a single pane of glass. The new OVOC provides a unique user interface and user experience, the system operator can see the device quality status with its operational status on the same window. In addition we enhanced the new OVOC with capabilities such as support for multi-tenancy and call signaling ladder for assisting root cause analysis.

AudioCodes Routing Manager (ARM) enables system administrators of large and multi-site enterprise VoIP networks to manage their call routing and policy enforcement configuration in a unified logical view. ARM is a centralized solution aimed at simplifying the task of managing increasingly complex VoIP networks, thereby saving time and reducing operational costs. ARM enables routing policies to be enforced based on a multi-variate decision mechanism and supports centralized dial plans and call routing within multi-vendor environments. ARM enables operational efficiency delivered with intuitive GUI for network views, and single-click network topology creation. ARM is a highly scalable solution providing control over many network elements.

In 2017, we enriched the routing capabilities of our ARM through various network conditions and user policies such as quality based routing, location based routing and call prioritization for emergency calls, time based routing and enhanced load balancing. We also added offline VoIP network planner module and simpler user operation by means of single sign on to the managed devices,

CloudBond 365, Cloud Connector Edition (CCE) appliances, and User Management Pack 365 (UMP 365)

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

AudioCodes CloudBond 365 CCE appliances, allows Microsoft Skype for Business cloud PBX customers to connect to their local existing voice services (Like E1/T1, ISDN, and SIP Trunks). AudioCodes Mediant CCE appliances package Microsoft code along with AudioCodes SBC and gateway technology, along with a management application for simplified installation and operations.

AudioCodes User Management Pack 365 (UMP 365) is a software management application that allows IT managers and service providers to easily operate Skype for Business deployments. UMP 365 does not require knowledge and expertise in Microsoft’s PowerShell tools, and instead, allows helpdesk level engineers to operate the daily tasks using an intuitive graphical user interface.

Acquisition of Active Communications Europe

On December 31, 2015, we acquired Active Communications Europe, a leading provider of communications solutions that increase the effectiveness of departments, individuals and organizations. Active Communications Europe is a Microsoft Silver Partner specializing in unified communications. This acquisition has improved our ability to serve the growing market for Microsoft Skype for Business Online, Office 365 and Cloud PBX.

We acquired Active Communications Europe for a purchase price of $3 million, payable $2 million in cash at closing and $500,000 on each of the first and second anniversaries of the closing date. The deferred payments may be paid in cash or our ordinary shares, at our option. The first and the second deferred payments were paid in cash in February 2017 and in March 2018, respectively. We are also obligated under an earn-out arrangement pursuant to which we have agreed to pay up to an additional $2 million based on attaining certain sales targets over the next three years. In exceptional circumstances, the amount of the earn-out may increase. A first payment of the earn-out in the amount of $151,000 was paid in March 2018. Following the transaction, Active Communications Europe became a wholly owned subsidiary of AudioCodes.

PRINCIPAL CAPITAL EXPENDITURES

We have made and expect to continue to make capital expenditures in connection with expansion of our operation and production capacity. The table below sets forth our principal capital expenditures incurred for the periods indicated (amounts in thousands):

	Year Ended December 31,
	2015	2016	2017

Computers and peripheral equipment	$848	$1,322	$1,025

Office furniture and equipment	732	114	392

Leasehold improvements	446	41	158

Total	$2,026	$1,477	$1,575

B.	BUSINESS OVERVIEW

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

With 25 years in the telecommunications market, AudioCodes’ offers a broad range of solutions for both enterprise and service provider deployments. These solutions are built around our field-proven VoIP product range. With full support for industry standard protocols such as SIP, and proven interoperability with all industry leading soft switches, PBXs, IP-PBXs and unified communications platforms, AudioCodes delivers innovative solutions for virtually any voice communications environment, offering reduced total cost of ownership (TCO), enhanced features, and superior voice quality.

Historical Overview

AudioCodes was established in 1993 to develop its low-bit-rate speech compression technology. Our first achievement was developing the speech compression algorithm that was selected by the International Telecommunication Union (ITU) as a basis for the ITU-T G.723.1 standard.

Over the years, we continued to expand our focus. Our development and expansion focused on different technologies and solutions as VoIP progressed:

•	1993-1997 – Algorithm Development
•	1995-2007 – Chips, Blades
•	2002-2016 – Networking Products
•	2011-2017 – Solutions and Services

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

Unified Communications as a Service (UCaaS)

Unified communications as a service (UCaaS) is a delivery model in which a variety of communication and collaboration applications and services are hosted by a third-party provider in public or private cloud data center and delivered over the Wide Area Network (WAN). In this category, the growth of hosted business services is widely affecting the communications world. Enterprises are adopting hosted and cloud services. Hosted unified communications and contact centers that are driven by Microsoft, BroadSoft (acquired by Cisco), Genesys and others are gaining traction within the enterprise community and are growing fast as an alternative to on-premises solutions. Microsoft’s Skype for Business unified communications offering is the market leader in this area.

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

Virtualization, Cloud and Network Function Virtualization (NFV)

NFV is a transition of network infrastructure services to run on virtualized computing infrastructure using cloud technology, management, automation and orchestration solutions to provide network functionality with dynamic scaling of load as well as self-healing of virtual network functions (VNFs). The significance of software only virtualized products for the telecommunications market is increasing as operators and enterprises are seeking to move away from dedicated hardware platforms to common generic computing platforms that are enabling data centers. NFV aims to leverage standard IT virtualization technology to consolidate potentially all network functions (including SBCs) onto industry standard high volume servers, switches and storage, which could be located in datacenters, network nodes and on end user premises (vCPE – virtual customer premise equipment and vE-CPE, also known as uCPE – virtual enterprise customer premise equipment). NFV infrastructure, management and orchestration promises to introduce agility and enable quick introduction of new services to service providers’ networks, similar to those characterizing internet and cloud services. There are a number of challenges that NFV needs to address, including real time performance, scale, resilience, management and automation. These and other technical challenges are being addressed in a network operator-led industry specification group under the auspices of ETSI, an industry standards setting body, as well as by leading public cloud vendors such as Amazon, Microsoft and Google.

WebRTC

WebRTC is a free, open project that provides web browsers and mobile applications with real-time communications (RTC) capabilities via simple application programing interface, or APIs. The WebRTC components have been optimized to best serve this purpose. WebRTC enables rich, high quality RTC applications to be developed for the standard web browser, mobile platforms, and content delivery systems, and allows them all to communicate via a common set of protocols. The WebRTC initiative is a project supported by Google, Microsoft, Mozilla and Opera, among others. WebRTC support is available by default mainstream web browsers like Chrome, Edge, Opera and Firefox, and also as a library for developing mobile applications. WebRTC is making a major impact in real time communications as it is natively supported by web browsers and therefore does not require a user to download a specific application. Similar to other open source projects, WebRTC makes a complex technology (such as voice compression and packetization, mitigation of network impairments, security and encryption of real time sessions and peer to peer connectivity of devices regardless of their location) accessible to the big and growing community of web developers, allowing them to quickly and easily develop real time communications services without requiring specific knowhow in voice and video communications. To enable connecting SIP based communication services (e.g., enterprise unified communications or contact centers) with WebRTC, a WebRTC gateway is required to mediate between the incompatible media and signaling of the different systems, as well as enable centralized functions such as compliance recording. WebRTC gateway functionality may be standalone or incorporated into an SBC, in which case it benefits from SBC capabilities such as VoIP security and interoperability.

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

SD-WAN is a specific application of SDN technology applied to WAN connections, which are used to connect enterprise networks – including branch offices and data centers – over large geographic distances. A WAN might be used, for example, to connect branch offices to a central corporate network, or to connect data centers separated by distance. In the past, these WAN connections often used technology that required special proprietary hardware. The SD-WAN movement seeks to move more of the network control into the “cloud,” using a software approach.

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

BUSINESS STRATEGY

AudioCodes’ business strategy is focused on increasing its position as a leading vendor of advanced voice networking and media processing solutions for the digital workplace. The following are key elements of our strategy:

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

AUDIOCODES SOLUTIONS, PRODUCTS AND SERVICES

Overview

Our products facilitate the transmission of voice, data and fax over packet networks. We are a leading vendor of advanced voice networking and media processing solutions for the digital workplace. We have incorporated our algorithms, technologies and systems design expertise in both our networking and technology product lines.

We categorize our revenues from products and services into two main lines: networking and technology.  Networking products consist of connectivity platforms (Gateways, SBC and MSBR), IP Phones and management server suite. We further split the networking products to Gateways, UC-SIP and Applications. The Gateways are comprised of the TDM Voice over IP Media Gateways (analog and digital). UC-SIP consists of SBC, MSBR, IP Phones, Microsoft specific appliances (CloudBond 365 and Mediant CCE appliance) as well as call routing, element and voice quality management suite, all together management server suite. Applications include mobile VoIP solutions and other value added application products. Sales of networking products accounted for approximately 62% of our revenues in 2015, 61% of our revenues in 2016 and 60% of our revenues in 2017. Network services accounted for approximately 27% of our revenues in 2015, 29% of our revenues in 2016 and 31% of our revenues in 2017.

Technology products are enabling in nature and consist of our chips and boards business products. These are sold primarily to original equipment manufacturers, or OEMs, through distribution channels. Our chips and boards serve as building blocks that our customers incorporate in their products. In contrast, our networking products are used by our customers as part of a broader technological solution and are a box level product that interacts directly with other third party products. Sales of technology products accounted for approximately 11% of our revenues in 2015, 9% of our revenues in 2016 and 8% of our revenues in 2017. Technology services accounted for less than 1% of our revenues in 2015, 2016 and 2017.

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

Services accounted for approximately 27% of our revenues in 2015, 30% of our revenues in 2016 and 31% of our revenues in 2017.

AudioCodes Solutions

Solutions for Microsoft Skype for Business

AudioCodes One Voice for Skype for Business and Microsoft Teams includes AudioCodes’ Microsoft-qualified end-to-end voice elements, wide-ranging services and extensive expertise to enhance Microsoft Skype for Business voice implementations. These products and services are suitable for all Microsoft-approved unified communications architectures, including on-premise, cloud-based and hybrid.

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

Solutions for Contact Centers

VoIP and Unified Communications have altered and evolved the business environment in which modern contact centers operate. The new IP Contact Center offers lower costs, greater flexibility, higher customer satisfaction, improved productivity and increased revenue.

AudioCodes VoIP network solutions for Contact Centers are designed to help enterprises and service providers in their transition towards an all-IP voice infrastructure by providing the network elements required to enable and support the smooth operation of the contact center application suite while mitigating the risks of migrating into an IP environment.

Virtualization, Cloud and NFV

Enterprises and service providers adopt virtualized solutions either in privately own data centers or in public clouds, following the Network Function Virtualization (NFV) architecture and concepts. This enables scale and quick introduction of new innovative communication services without the overhead typically associated with hardware-based solution deployments. Realizing this opportunity requires flexible Virtual Network Function (VNF) Session Border Controllers (SBCs) capable of running both as access and peering SBCs, as well as VNFs on enterprise virtualized data centers or Virtual Enterprise CPE devices (vE-CPE, also known as uCPE).

AudioCodes offers a comprehensive and flexible set of solutions spanning from vE-CPE devices that can host third party VNFs as well as a scalable virtual SBC. AudioCodes’ virtual SBC runs on any vE-CPE device, as well as in the Enterprise, Service or Cloud provider’s virtualized infrastructure, functioning as an access or peering SBC. By offering a single scalable product, covering all capacity needs with one unified control and management interface, Enterprises, Service and Cloud providers can leverage its deployment and maintenance simplicity to introduce new communications services rapidly and cost-effectively.

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

IP Phones and Huddle Room Solution

The AudioCodes 400HD series of IP Phones includes a range of easy-to-use, feature-rich products for the service provider hosted services, enterprise IP telephony and contact center markets. Based on the same advanced, field-proven underlying technology as our other VoIP products, AudioCodes high quality IP phones enable systems integrators and end-customers to build end-to-end VoIP solutions. AudioCodes Huddle Room Solution (HRS) delivers a voice-meeting solution for small and medium sized meeting rooms.

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

AudioCodes CloudBond 365 CCE appliances allow Microsoft Skype for Business cloud PBX customers to connect to their local existing voice services (such as E1/T1, ISDN and SIP Trunks). AudioCodes CloudBond CCE appliances package Microsoft CCE code along with AudioCodes SBC and gateway technology and a management application for simplified installation and operation.

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

VoIP Management and Routing

AudioCodes’ management and operations solutions are a suite of holistic lifecycle applications suitable for large scale cloud or premises-based unified communications deployments. The management and operations suite supports the entire set of actions required to manage a voice network in a unified communications environment. In conjunction, the applications form the basis of a powerful network operation center (NOC) with complete end-to-end network control, service assurance capabilities and comprehensive optimization and future planning tools. The management and operations suite uniformly manages, monitors and operates the entire AudioCodes One Voice portfolio, including SBCs, Media Gateways, Microsoft specific appliances and IP phones.

AudioCodes One Voice Operations Center (OVOC) is a web-based voice network management solution that combines management of voice network devices and quality of experience monitoring into a single, intuitive web-based application. OVOC enables administrators to adopt a holistic approach to network lifecycle management by simplifying everyday tasks and assisting in troubleshooting all the way from detection to correction.

OVOC’s clear GUI design, system allows administrators to manage the full lifecycle of VoIP devices and elements from a single centralized location, saving time and costs. Tasks that would normally be complex and time-consuming, such as performing root cause analysis, adding new devices to the VoIP network and initiating bulk software updates, can be carried out simply and rapidly using the AudioCodes OVOC management suite.

AudioCodes IP Phone Manager is a powerful and intuitive lifecycle management tool for enterprise IP phone deployments that enables administrators to deliver a reliable desktop phone service within their organization. With the ability to deploy and monitor AudioCodes 400HD IP phones, identify problems, and then fix them rapidly and efficiently, AudioCodes IP Phone Manager increases employee satisfaction and productivity and lower IT expenses.

Managing the dial plan and call routing rules of multi-site, multi-vendor enterprise VoIP networks can be extremely complicated. AudioCodes Routing Manager (ARM) delivers a powerful, innovative solution to this problem by enabling centralized control of all session routing decisions. Through ARM’s highly intuitive graphical user interface, system administrators can design and modify their voice network topologies and call routing policies from a single location, resulting in significant time and cost savings. Time-consuming tasks such as adding a new PSTN or SIP trunk interconnection, adding a new branch office or modifying individual users’ calling privileges can be carried out simply and rapidly.

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

Customers

Our customers consist of service providers (with direct and indirect relationship), enterprises (with indirect relationship) and OEM customers.

Our service provider customers include a range of tier 1, 2 and 3 service providers that deploy our solution as part of their voice service or UC offering for their business customers. Our solutions are deployed both at the customer premise and at the service core to provide connectivity and high-quality voice services. AudioCodes’ range of products and wide interoperability allows service providers to deploy our solutions in practically any environment (e.g., together with BroadSoft, (acquired by Cisco) Huawei, Alcatel, MetaSwitch) and for a wide range of customers. Our solutions are sold to service provider customers in 100 countries mainly through a wide range of distributors and some direct sales.

Our enterprise customers include a range of Fortune 1000 organizations as well as smaller enterprises that use our equipment to enable their UC solution. Our solutions are sold to enterprise customer through a wide network of resellers and distributors and the vast majority of the business is done in two tiers in over 100 countries. AudioCodes solutions are enabling enterprises to smoothly migrate their communications infrastructure to all-IP UC solution.

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

In 2017, we continued to enhance our field marketing efforts with direct touch enterprise engagements, along with channel recruitments and generic marketing activities including tradeshows, webinars, seminars, on-line and social marketing. The AudioCodes One Voice positioning is strongly emphasized in our marketing efforts. We also changed our logo and updated our website.

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

We are obligated under certain agreements with our suppliers to purchase goods and to purchase excess inventory. Aggregate non-cancellable obligations under these agreements as of December 31, 2017 were approximately $18.5 million.

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

In the area of low and mid density digital gateways we face competition from companies such as Ribbon Communications (formerly Sonus Networks), Huawei, Cisco, Dialogic, NewRock, Edgewater, Patton, Ferrari and Sangoma.

Our competitors in the area of MSBRs are companies such as Cisco, Juniper, Adtran, One-Access, Patton, Huawei, HP/3COM and Alcatel-Lucent.

Specifically in the area of enterprise class session border controller technology we compete with Oracle, Cisco, Avaya, Ribbon Communications (formerly Sonus Networks), MetaSwich, Ingate and Edgewater.

Our competitors in the Microsoft Skype for Business certified gateways, session border controller, Survivable Branch Appliance and IP Phone markets include Ribbon Communications (formerly Sonus Networks), Dialogic, Cisco, Oracle, Polycom, Snom, Sangoma, Yealink, Patton and EdgeWater.

Our competitors in the area of contact center vendors are Ribbon Communications (formerly Sonus Networks), Oracle, Polycom and Yealink.

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

Our principal competitors in the area of IP Phones are comprised of “best-of-breed” IP phone vendors and end-to-end IP telephony vendors. “Best of breed” IP phone vendors sell standards-based SIP phones that can be integrated into any standards-based IP-PBX or hosted IP telephony system. These competitors include Polycom, HP, Grandstream, Yealink, VTEC (acquired SNOM). End-to-end IP telephony vendors sell IP phones that only work in their proprietary systems. These competitors include Cisco, Avaya, Alcatel-Lucent, Siemens, Mitel and NEC.

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

None.

C.	ORGANIZATIONAL STRUCTURE

List of Significant Subsidiaries

AudioCodes Inc., our wholly-owned subsidiary, is a Delaware corporation.

AudioCodes Development Ltd., our wholly-owned subsidiary, is based in Beer Sheva, Israel.

D.	PROPERTY, PLANTS AND EQUIPMENT

We lease our main facilities, located in Airport City, Lod, Israel, which occupy approximately 274,000 square feet for annual lease payments of approximately $5.9 million (including management fees). The term of this lease extends until January 31, 2024.

Our U.S. subsidiary, AudioCodes Inc., leases approximately 28,000 square foot facility in Somerset, New Jersey through December 31 2018. AudioCodes Inc. also leases offices in Plano, Texas, San Jose, California, Raleigh, North Carolina, Boston, Massachusetts and Mexico. The annual lease payments in 2017 (including management fees) for all our offices in the United States were approximately $600,000.

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

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP. These accounting principles require management to make certain estimates, judgments and assumptions based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented.

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

On an on-going basis, management evaluates its estimates and judgments, Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Management believes the significant accounting policies that affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and are the most critical to aid in fully understanding and evaluating AudioCodes’ reported financial results include the following:

•	Revenue recognition and allowance for sales returns;

•	Allowance for doubtful accounts;

•	Inventories;

•	Intangible assets;

•	Goodwill;

•	Income taxes and valuation allowance;

•	Share-based compensation;

•	Contingent liabilities; and

•	Contingent consideration.

Revenue Recognition and Allowance for Sales Returns

We generate our revenues mainly from the sale of products and related services. We sell our products through a direct sales force and sales representatives. Our customers include original equipment manufacturers, or OEMs, network equipment providers, systems integrators and distributors in the telecommunications and networking industries, all of whom are considered end-users.

Revenues from products and services are recognized in accordance with Accounting Standards Codification (“ASC”) 605, “Revenue Recognition”, when the following criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery of the product has occurred; (iii) the fee is fixed or determinable; and (iv) collectability is reasonably assured. We have no obligation to customers after the date on which products are delivered, other than pursuant to warranty obligations and any applicable right of return. We grant to some of our customers the right of return or the ability to exchange a specific percentage of the total price paid for products they have purchased over a limited period for other products.

We maintain a provision for product returns and exchanges and other incentives. This provision is based on historical sales returns, analysis of credit memo data and other known factors. This provision amounted to $1.9 million and $2.2 million as of December 31, 2016 and 2017, respectively.

Under Accounting Standards Update (“ASU”) No. 2009-13, Topic 605, “Multiple-Deliverable Revenue Arrangements”, the selling price for a deliverable is based on its vendor-specific objective evidence (“VSOE”) if available, third-party evidence (“TPE”) if VSOE is not available, or estimated selling price (“ESP”) if neither VSOE nor TPE is available. We then recognize revenue on each deliverable in accordance with our policies for product and service revenue recognition. VSOE of selling price is based on the price charged when the element is sold separately. In determining VSOE, we require that a substantial majority of the selling prices fall within a narrow range based on standalone rates. TPE of selling price is established by evaluating largely interchangeable competitor products or services in stand-alone sales to similarly situated customers. However, as our products contain a significant element of proprietary technology and our solutions offer substantially different features and functionality, the comparable pricing of products with similar functionality typically cannot be obtained. Additionally, as we are unable to reliably determine the selling prices of competitors’ products on a stand-alone basis, we are not typically able to determine TPE. The ESP is established considering multiple factors including, but not limited to, pricing practices in different geographical areas and through different sales channels, gross margin objectives, internal costs, the pricing strategies of our competitors, and industry technology lifecycles. The selling price of the products and professional services was based on ESP. Maintenance and professional services selling prices were based on either VSOE or ESP.

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

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the “weighted average cost” method for raw materials and finished products. We periodically evaluate the quantities on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow moving items, technological obsolescence, excess inventories, discontinued products and for net realizable value lower than cost. We wrote-off inventory in a total amount of $0.7 million, $2.2 million and $1.9 million in the years ended December 31, 2015, 2016, and 2017, respectively.

Intangible assets

As a result of our acquisitions, our balance sheet included acquired intangible assets in the aggregate amount of approximately $2.8 million and $2 million as of December 31, 2016 and 2017, respectively.

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

During the years ended December 31, 2015, 2016 and 2017, no impairment charges were identified.

Goodwill

As a result of our acquisitions, our balance sheet included acquired goodwill in the aggregate amount of approximately $36.2 million as of December 31, 2016 and 2017. Goodwill represents the excess of the purchase price and related costs over the fair value of net tangible and identifiable intangible assets of businesses acquired and accounted for under the purchase method. In accordance with ASC 350, “Intangible, Goodwill and Other,” goodwill is not amortized and is tested for impairment at least annually. Our annual impairment test is performed at the end of the fourth quarter each year. If events or indicators of impairment occur between the annual impairment tests, we perform an impairment test of goodwill at that date.

ASC 350, “Intangibles – Goodwill and Other” prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. In such case, the second phase is then performed, and we measure impairment by comparing the carrying amount of the reporting unit’s goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess. We have an option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required.

During the years ended December 31, 2015, 2016 and 2017, no impairment losses were identified.

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

Share-based compensation

We account for share-based compensation in accordance with ASC 718, “Compensation-Stock Compensation”. We utilize the Black-Scholes option pricing model to estimate the fair value of share-based compensation at the date of grant. The Black-Scholes model requires subjective assumptions regarding dividend yields, expected volatility, expected life of options and risk-free interest rates. These assumptions reflect management’s best estimates. Changes in these inputs and assumptions can materially affect the estimate of fair value and the amount of our share-based compensation expenses relating to share options. We estimated the forfeiture rate based on historical forfeitures of equity awards and adjusted the rate to reflect changes in facts and circumstances, if any. We revised our estimated forfeiture rate if actual forfeitures differed from our initial estimates. Effective as of January 1, 2016, we adopted a change in accounting policy in accordance with ASU 2016-09, “Compensation Stock Compensation (Topic 718)” to account for forfeitures as they occur. The change was applied on a modified retrospective basis with a cumulative effect adjustment to retained earnings as of January 1, 2016. No prior periods were recast as a result of this change in accounting policy. We recognized share-based compensation expense of $2.4 million in each of the years ended December 31, 2015 and 2016 and $2.3 million in the year ended December 31, 2017. As of December 31, 2017, there was approximately $3.3 million of total unrecognized stock-based compensation expense related to non-vested stock-based compensation arrangements granted by us. As of December 31, 2017, that expense is expected to be recognized over a weighted-average period of 1.09 years.

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

Recently Issued Accounting Pronouncements

See Note 2z to our Consolidated Financial Statements included elsewhere in this Annual Report.

A.	OPERATING RESULTS

You should read this discussion with the consolidated financial statements and other financial information included in this Annual Report.

Overview

We design, develop and sell advanced products and services for advanced voice networking and media processing solutions for the digital workplace. We enable enterprises and service providers to build and operate all-IP voice networks for unified communications, contact centers, and hosted business services. We offer a broad range of innovative products, solutions and services that are used by large multi-national enterprises and leading tier-1 operators around the world.

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

In April 2014, NATI approved a three-year program (2014-2016) for approximately NIS 100 million (equal to approximately $28.8 million based on the exchange rate in effect as of December 31, 2017) to enable us to establish an advanced innovative research and development center for cloud computing technologies and Unified Communications. In May 2014, the research and development center was established and in June 2016, another three-year program (2016-2018) for approximately NIS 107 million was approved (equal to approximately $30.9 million based on the exchange rate in effect as of December 31, 2017), in connection with this center. This research and development center employed approximately 100 engineers as of December 31, 2017. We expect that a significant portion of the cost of this project will continue to be reimbursed to us through grants from NATI. The grants are subject to conditions relating to grants by NATI. Funding for the whole term of the program is subject to the continued review and approval of the progress of the project by NATI.

We offer a comprehensive professional services program intended to provide responsive, preventive, and consultative support of our networking products. Our professional services support networking devices, applications and infrastructures, allowing large organizations and service providers to realize the potential of a high-performance multi-service network.

Our headquarters and research and development facilities are located in Israel with research and development extensions in the U.S. and U.K. We have other offices located in Europe, the Far East, and Latin America.

The identities of our principal customers have changed and we expect that they will continue to change, from year to year. Historically, a substantial portion of our revenue has been derived from large purchases by a limited number of original equipment manufacturers, or OEMs, and network equipment providers, or NEPs, systems integrators and distributors. ScanSource Communications Group, our largest customer, accounted for 15.0%, 16.7% and 17.5% of our revenues in the years ended December 31, 2015, 2016 and 2017, respectively. In addition, Westcon Group accounted for 12.6%, 11.9% and 12.7% of our revenues in the years ended December 31, 2015, 2016 and 2017, respectively. Our top five customers accounted for 36.1%, 35.8% and 37.5% of our revenues in the years ended December 31, 2015, 2016 and 2017, respectively. If we lose a large customer and fail to add new customers to replace lost revenue, our operating results may be materially adversely affected.

Revenues, based on the location of our customers for the last three fiscal years, are as follows:

	Year Ended December 31,
	2015	2016	2017
Americas	51.6%	50.9%	51.7%
Far East	16.0	18.0	15.5
Europe	27.8	26.9	31.4
Israel	4.6	4.2	1.4
Total	100.0%	100.0%	100.0%

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

Results of Operations

The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
Statement of Operations Data:	2015	2016	2017

Revenues:
Products	73.0%	70.3%	68.6%
Services	27.0%	29.7%	31.4%
Total revenues	100.0%	100.0%	100.0%

Cost of revenues:
Products	33.8	32.2	30.3
Services	7.0	7.1	7.3
Total cost of revenues	40.8	39.3	37.6
Gross profit	59.2	60.7	62.4
Operating expenses:
Research and development, net	20.0	20.0	19.4
Selling and marketing	31.0	31.0	31.2
General and administrative	6.2	4.4	5.7

Total operating expenses	57.2	55.4	56.3

Operating income	2.0	5.3	6.1
Financial income (expenses), net	0.3	(0.1)	0.0
Income before taxes on income	2.3	5.2	6.1
Income tax benefit (expense), net	(2.0)	6.0	(3.6)
Net income	0.3%	11.2%	2.5%

Year Ended December 31, 2017, Compared to Year Ended December 31, 2016

Revenues. Revenues increased 7.6% to $156.7 million in the year ended December 31, 2017, from $145.6 million in the year ended December 31, 2016.

Our revenues from sales of products in the year ended December 31, 2017 increased by 5.1% to $107.5 million, or approximately 69% of total revenues, from $102.3 million, or 70% of total revenues, in the year ended December 31, 2016. The increase in revenues from sales of products was due to the increased adoption of SIP Trunk and unified communications and collaboration solutions by enterprises and the increased migration by contact center customers and service providers from traditional TDM networks to pure IP networks. This migration positively affected the demand for our UC SIP products, while supporting moderate growth of our media gateway products.

Our revenues from sales of services in the year ended December 31, 2017 increased by 13.6% to $49.2 million, or approximately 31.4% of total revenues, from $43.3 million, or 29.7% of total revenues, in the year ended December 31, 2016. The increase in revenues from sales of services was primarily driven by the growth in sales of technical support services, which relate to sales of products in the year ended December 31, 2017 and in previous years and by the growth in professional services. We have expanded our direct support programs and have launched advanced support programs that enable us to sell more support services per product. Product support services attributable to sales of products in prior years resulted from renewal of support agreements and from support services for a larger amount of products being supported. The growth in sales of professional services is attributable to a broader portfolio of professional services offered by us and an increase in demand for such services.

Cost of Revenues and Gross Profit. Cost of revenues includes the cost of hardware, quality assurance, overhead related to professional and support customer services, overhead related to manufacturing activity, technology licensing and royalty fees payable to third parties and royalties payable to NATI. Gross profit increased to $97.8 million in the year ended December 31, 2017, from $88.3 million in the year ended December 31, 2016. Gross profit as a percentage of total revenues was 62.4% in the year ended December 31, 2017, compared to 60.7% in the year ended December 31, 2016. The increase in the gross profit as a percentage of total revenues was attributable to the higher increase in our revenues from sales of services, which have a significantly higher average gross margin and a more favorable mix in the sale of our products. In addition, our gross profit percentage benefited from our fixed overhead costs being spread over increased revenues. In the year ended December 31, 2017, expenses included in cost of revenues related to share-based compensation were $84,000 compared to $118,000 in the year ended December 31, 2016.

Cost of revenues related to sales of products increased by 1.1% to $47.4 million in the year ended December 31, 2017, from $46.9 million in the year ended December 31, 2016.

Cost of revenues related to sales of services in the year ended December 31, 2017 increased by 10.7% to $11.4 million, from $10.3 million in the year ended December 31, 2016. This increase is primarily attributable to higher support personnel expenses associated with providing services and implementation of our products with service providers, as well as with enterprise customers. In the year ended December 31, 2017, the gross margin percentage from sales of services increased to 77%, from 76% in the year ended December 31, 2016. The increase in such gross margin percentage was primarily attributable spreading our fixed overhead costs over the increased revenues from the sale of services.

Research and Development Expenses, net. Research and development expenses, net, consist primarily of salaries and related costs of employees engaged in ongoing research and development activities, development-related raw materials and the cost of subcontractors, less grants from NATI. Research and development expenses increased by 4.1% in the year ended December 31, 2017 to $30.3 million, from $29.1 million in the year ended December 31, 2016. As a percentage of total revenues, research and development expenses decreased to 19.4% in the year ended December 31, 2017, from 20% in the year ended December 31, 2016. The increase on an absolute basis is primarily due to the appreciation of the NIS against the U.S. dollar. In the year ended December 31, 2017, expenses included in research and development expenses related to share-based compensation were $383,000, compared to $459,000 in the year ended December 31, 2016. Grants recognized from NATI were $8.3 million in the year ended December 31, 2017 compared to $7.3 million in the year ended December 31, 2016.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of salaries and related costs of selling and marketing personnel, as well as exhibition, travel and related expenses. Selling and marketing expenses increased by 8.6% in the year ended December 31, 2017 to $49.0 million, from $45.1 million in the year ended December 31, 2016. As a percentage of total revenues, selling and marketing expenses slightly increased to 31.2% in the year ended December 31, 2017, from 31.0% in the year ended December 31, 2016. The increase on an absolute basis is primarily due to the appreciation of the NIS against the U.S. dollar and an increase in the number of employees and related expenses associated with the additional employees. We added employees in an effort to increase our market share in the areas in which we sell our products and services. This increase was in line with the increase in our revenues. In the year ended December 31, 2017, expenses included in selling and marketing expenses related to share-based compensation were $1.0 million compared to $1.1 million in the year ended December 31, 2016.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related costs of finance, human resources and general management personnel, rent, network and allowance for doubtful accounts, as well as insurance and consultant services expenses. General and administrative expenses increased by 39.1% to $8.9 million in the year ended December 31, 2017, from $6.4 million in the year ended December 31, 2016. As a percentage of total revenues, general and administrative expenses increased to 5.7% in the year ended December 31, 2017 from 4.4% in the year ended December 31, 2016. The increase in general and administrative expenses was primarily due to the income recorded as a result of the revaluation of a liability related to potential earn-out payments in the year ended December 31, 2016 and the appreciation of the NIS against the U.S. dollar. In the year ended December 31, 2017, expenses included in general and administrative expenses related to share-based compensation were $816,000 compared to $736,000 in the year ended December 31, 2016.

Financial Expenses, Net. Financial expenses, net consists primarily of interest earned on cash and cash equivalents, marketable securities and bank deposits, net of interest on our bank loans and bank charges. Financial expenses, net, in the year ended December 31, 2017 were $10,000, compared to $160,000 in the year ended December 31, 2016. The decrease in financial expenses, net in the year ended December 31, 2017 was primarily due to lower expenses related to exchange rate fluctuations.

Income Tax Benefit (Expense), Net. We had a net income tax expense of $5.6 million in the year ended December 31, 2017, compared to net income tax benefit of $8.6 million in the year ended December 31, 2016. During the year ended December 31, 2016, we fully utilized the remaining amount of the deferred tax asset recorded in the year ended December 31, 2013. Based on our earnings history and expected future operating results, we recorded a deferred tax asset in the amount of $11.6 million as of December 31, 2016. The net income tax benefit in the year ended December 31, 2016 reflected the effect of the tax benefit associated with the creation of this deferred tax asset. The Company estimates it will utilize the deferred tax asset over the next few years. The net income tax expense in the year ended December 31, 2017 mainly resulted from the decrease in deferred tax asset due to utilization and the new tax legislation enacted by the U.S. government in December 2017.

Year Ended December 31, 2016, Compared to Year Ended December 31, 2015

Revenues. Revenues increased 4.2% to $ 145.6 million in the year ended December 31, 2016 from $139.8 million in the year ended December 31, 2015.

Our revenues from sales of products in the year ended December 31, 2016 slightly increased by 0.3% to $102.3 million, or approximately 70% of total revenues, from $102.0 million, or 73% of total revenues, in the year ended December 31, 2015. The slight increase of 0.3% in revenues from sales of products is a result of an increase in the sales of our UC-SIP networking products, which was offset by a decrease in the sales of our media gateway and technology products. The increase in sales of our UC-SIP networking products was due to the increased demand for UC systems and IP PBXs by enterprises and the increased migration by service providers from traditional TDM networks to pure IP networks. This migration positively affected the demand for our SBC products, but negatively affected the demand for our media gateway products. As a result, revenues from sales of products in the year ended December 31, 2016 remained about the same as in the year ended December 31, 2015.

Our revenues from sales of services in the year ended December 31, 2016 increased by 14.6% to $43.3 million, or approximately 29.7% of total revenues, from $37.8 million, or 27% of total revenues, in the year ended December 31, 2015. The increase in revenues from sales of services was primarily driven by the growth in sales of technical support services, which relate to sales of products in the year ended December 31, 2016 and prior years and by growth in the sale of professional services. We have expanded our direct support programs and have launched advanced support programs that enable us to sell more support services per product. Product support services attributable to sales of products in prior years resulted from renewal of support agreements and from support services for a larger amount of products being supported. The growth in sales of professional services is attributable to a broader portfolio of professional services offered by us and an increase in demand for such services.

Cost of Revenues and Gross Profit. Cost of revenues includes the cost of hardware, quality assurance, overhead related to professional and support customer services, overhead related to manufacturing activity, technology licensing and royalty fees payable to third parties and royalties payables to NATI. Gross profit increased to $88.3 million in the year ended December 31, 2016, from $82.8 million in the year ended December 31, 2015. Gross profit as a percentage of total revenues was 60.7% in the year ended December 31, 2016, compared to 59.2% in the year ended December 31, 2015. The increase in the gross profit as a percentage of total revenues was attributable to increase in our revenues from sales of services, which have a significantly higher average gross margin and a more favorable mix in the sale of our products. In addition, our gross profit percentage benefited from our fixed overhead costs being spread over increased revenues. In the year ended December 31, 2016, expenses included in cost of revenues related to share-based compensation were $118,000, compared to $101,000 in the year ended December 31, 2015.

Cost of revenues related to sales of products slightly decreased by 0.6% to $46.9 million in the year ended December 31, 2016, from $47.2 million in the year ended December 31, 2015.

Cost of revenues related to sales of services in the year ended December 31, 2016 increased by 5.7% to $10.3 million, from $9.7 million in the year ended December 31, 2015. This increase is primarily attributable to higher support personnel expenses associated with providing services and implementation of our products with service providers, as well as with enterprise customers. In the year ended December 31, 2016, the gross margin from sales of services increased to 76%, from 74% in the year ended December 31, 2015. The increase in our gross margin percentage was primarily attributable spreading our fixed overhead costs over the increased revenues from the sale of services.

Research and Development Expenses, net. Research and development expenses, net, consist primarily of salaries and related costs of employees engaged in ongoing research and development activities, development-related raw materials and the cost of subcontractors, less grants from NATI. Research and development expenses increased by 4.1% in the year ended December 31, 2016 to $29.1 million, from $28.0 million in the year ended December 31, 2015. These expenses were 20.0% of revenues in each of the year ended December 31, 2016 and 2015. Research and development expenses increased on an absolute basis primarily as a result of adding personnel in connection with our continued development of new UC-SIP products as part of our new research and development center. In the year ended December 31, 2016, expenses included in research and development expenses related to share-based compensation were $459,000, compared to $429,000 in the year ended December 31, 2015. Grants recognized from NATI were $7.3 million in the year ended December 31, 2016, compared to $5.4 million in the year ended December 31, 2015.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of salaries and related costs of selling and marketing personnel, as well as exhibition, travel and related expenses. Selling and marketing expenses increased by 4.0% in the year ended December 31, 2016 to $45.1 million, from $43.4 million in the year ended December 31, 2015. These expenses were 31.0% of revenues in each of the years ended December 31, 2016 and 2015. The increase on an absolute basis is primarily due to an increase in the number of employees and related expenses associated with the additional employees. We added employees in an effort to increase our market share in the areas in which we sell our products and services. This increase was in line with the increase in our revenues. Expenses included in selling and marketing expenses related to share-based compensation were $1.1 million in the years ended December 31, 2016 and 2015.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related costs of finance, human resources and general management personnel, rent, network and allowance for doubtful accounts, as well as insurance and consultant services expenses. General and administrative expenses decreased by 27.1% to $6.4 million in the year ended December 31, 2016, from $8.7 million in the year ended December 31, 2015. As a percentage of total revenues, general and administrative expenses decreased to 4.4% in the year ended December 31, 2016, from 6.2% in the year ended December 31, 2015. The decrease in general and administrative expenses was primarily due to income recorded as a result of the revaluation of a liability related to potential earn-out payments. In the year ended December 31, 2016, expenses included in general and administrative expenses related to share-based compensation were $736,000, compared to $782,000 in the year ended December 31, 2015.

Financial Income (Expenses), Net. Financial income (expenses), net consists primarily of interest earned on cash and cash equivalents, marketable securities and bank deposits, net of interest on our bank loans and bank charges. Financial expenses, net, in the year ended December 31, 2016 was $160,000, compared to financial income, net of $442,000 in the year ended December 31, 2015. The increase in financial expenses, net in the year ended December 31, 2016 was primarily due to lower income recorded with respect to interest on our marketable securities and higher expenses related to exchange rate fluctuations.

Income Tax Benefit (Expense), Net. We had a net income tax benefit of $8.6 million in the year ended December 31, 2016 compared to net income tax expense of $2.8 million in the year ended December 31, 2015. During the year ended December 31, 2016, we fully utilized the remaining amount of the deferred tax asset recorded in the year ended December 31, 2013. Based on our earnings history and expected future operating results, we recorded deferred tax asset in the amount of $11.6 million as of December 31, 2016. This deferred tax asset represents the approximate amount of our net operating losses and temporary tax differences that the Company estimates it will utilize over the next few years. The net income tax benefit in the year ended December 31, 2016, reflect the effect of the tax benefit associated with the creation of this deferred tax asset.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation in Israel adjusted for the devaluation:

	Israeli	NIS	Israeli inflation
	inflation	devaluation or	adjusted for
Year Ended	rate	appreciation rate	devaluation
December 31,	%	%	%

2015	(1.0)	0.3	1.3
2016	(0.2)	(1.5)	(1.3)
2017	0.4	(9.8)	(10.2)

B.	LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations for the last three years primarily from our cash and cash equivalents, bank deposits, bank borrowings and cash from operations.

As of December 31, 2017, we had $58.7 million in cash and cash equivalents, marketable securities and bank deposits, a decrease of $10.8 million from $69.5 million at December 31, 2016. As of December 31, 2017, we were restricted with respect to using approximately $6.9 million of our cash as a result of provisions in our loan agreements, a lease agreement and foreign exchange derivatives transactions.

Share Repurchase Program

In August 2014, our Board of Directors approved a program to repurchase up to $3.0 million of our ordinary shares. In November 2014, we received court approval in Israel to repurchase up to an additional $15.0 million of our ordinary shares. In May 2015, the court approved an additional $15.0 million in share repurchases. In each of January, May and October 2016, we received court approval in Israel to repurchase up to an additional $15 million of our ordinary shares for an aggregate approval to repurchase up to an additional $45 million of our ordinary shares. In May and November 2017, the court approved additional $15.0 million and $20.0 million respectively in share repurchases. The Israeli court generally limits its approval to six months from the date of application. As a result, although the program does not have a set end date, it requires renewal each six months by submitting a new court application, based on the then prevailing facts. No shares were repurchased during the year ended December 31, 2017 other than through the repurchase program. Share purchases have and will take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume or other factors. The repurchase program does not require us to purchase a specific number of shares and may be suspended from time to time or discontinued. In July 2016, we completed a cash self-tender offer and accepted for purchase a total of 3,000,000 of our ordinary shares, the maximum amount of shares subject to the offer. These shares were purchased under our repurchase program. During the year ended December 31, 2017, we acquired an aggregate of 3,749,462 of our ordinary shares for approximately $25.6 million. During the year ended December 31, 2016, we acquired an aggregate of 6,198,363 of our ordinary shares for approximately $29.4 million. During the year ended December 31, 2015, we acquired an aggregate of 4,762,529 of our ordinary shares for approximately $19.5 million.

Bank Loans

In December 2015, we entered into a loan agreement with an Israeli commercial bank that provided loans in the total principal amount of $3.0 million and 3.0 million Euro. The loans bear interest at an annual rate equal to LIBOR plus 1%-2.5% and are repayable in 20 equal quarterly installments. As of December 31, 2017, there was $4.0 million principal amount of these loans outstanding.

In December 2016, we entered into a loan agreement with an Israeli commercial bank that provided loans in the total principal amount of $6.0 million. The loans bear interest at an annual rate equal to LIBOR plus 1.1%-2.5% and are repayable in 20 equal quarterly installments. As of December 31, 2017, there was $4.8 million principal amount of these loans outstanding.

As of December 31, 2017, we were required to maintain an aggregate of $4.2 million of compensating bank deposits with respect to our bank loans. The amount of the compensating balances we are required to keep decreases over time as we repay these loans.

The loan agreements require us, among other things, to meet certain financial covenants such as maintaining shareholders’ equity, cash balances, and liabilities to banks at specified levels, as well as achieving certain levels of operating income.

Cash from Operating Activities

Our operating activities provided cash in the amount of $17.8 million in the year ended December 31, 2017, primarily due to net income of $4.0 million, a decrease of $4.9 million in deferred tax assets, a decrease of $3.4 million in trade receivables and non-cash charges of $2.4 million for depreciation and amortization and $2.3 million for share-based compensation expenses, offset, in part, by a decrease of $2.1 million in trade payables and an increase of $1.3 million in other receivables and prepaid expenses. The decrease in deferred tax assets is the result of utilization of the deferred tax assets recorded in the year ended December 31, 2016 and the effect of the new tax legislation enacted by the U.S. government in December 2017.

Our operating activities provided cash in the amount of $18.3 million in the year ended December 31, 2016, primarily due to a net income of $16.2 million, an increase of $3.2 million in deferred revenues, and non-cash charges of $2.9 million for depreciation and amortization, $1.0 million for amortization of marketable securities premiums and $2.4 million for share-based compensation expenses, offset, in part, by an increase of $9.5 million in deferred tax assets. The increase in deferred tax assets is the result of the creation of another deferred tax assets (following the utilization in the year ended December 31, 2016 of the remaining amount of the deferred tax asset recorded in the year ended December 31, 2013), related to the differences between the financial reporting and tax bases of assets and liabilities and to the available net carry forward tax losses based on expectations of generating taxable income in the foreseeable future. Our deferred revenues increased due to the increase in the revenues from services in the year ended December 31, 2016, compared to the year ended December 31, 2015.

Our operating activities provided cash in the amount of $17.6 million in the year ended December 31, 2015, primarily due to a decrease of $5.6 million in trade receivables, $2.0 million in deferred tax assets and $1.8 million in other receivables and prepaid expenses, an increase of $3.8 million in deferred revenues and $2.4 million in other payables and accrued expenses, as well as non-cash charges of $3.0 million for depreciation and amortization and $2.4 million for share-based compensation expenses, offset in part by an increase of $2.0 million in inventories, as well as a decrease of $3.0 million in trade payables. The deferred tax assets decreased as a result of utilization of these assets. Our deferred revenues increased due to the increase in the revenues from services and our trade receivables decreased primarily because of our lower sales volume in the year ended December 31, 2015, compared to the year ended December 31, 2014.

Cash from Investing Activities

In the year ended December 31, 2017, our investing activities provided cash in the amount of $8.4 million from the proceeds $8.1 million from redemption of marketable securities and from a decrease of $1.9 million in short-term and long-term bank deposits, net, offset, in part, by capital expenditures of $1.6 million.

In the year ended December 31, 2016, our investing activities provided cash in the amount of $14.1 million, due to proceeds from sale of marketable securities of $12.4 million, from redemption of marketable securities of $3.2 million and a decrease in short-term bank deposits, net of $2.3 million, offset, in part, by an increase in long-term bank deposits of $2.4 million and capital expenditures of $1.5 million.

In the year ended December 31, 2015, our investing activities provided cash in the amount of $4.3 million, due to proceeds from redemption of marketable securities of $2.7 million and of long-term bank deposits of $1.0 million, proceeds from sale of marketable securities of $2.6 million and a decrease in bank deposits, net of $2.0 million, offset by capital expenditures of $2.0 million and of $2.0 million in cash paid for the acquisition of ACS.

Cash from Financing Activities

In the year ended December 31, 2017, we used $26.3 million of cash in financing activities, primarily as a result of $25.6 million used to repurchase our shares and $3.5 million used for repayment of bank loans, offset, in part, by $2.8 million of proceeds from the issuance of shares upon exercise of share options.

In the year ended December 31, 2016, we used $27.0 million of cash in financing activities, primarily as a result of $29.4 million used to repurchase our shares and $5.4 million used for repayment of bank loans, offset, in part, by $6.0 million in proceeds from bank loans and $2.0 million of proceeds from the issuance of shares upon exercise of share options.

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

Research and Development

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing products and to develop new ones. We are developing analog and digital media gateways for carrier and enterprise applications, multi service business routers and session border controllers, IP phones, management routing and productivity applications, as well as specialized appliances for Microsoft Skype for Business such as SBA, CCE and CloudBond 365. Our platforms are expected to feature increased session capacity, new functionalities, enhanced signaling software and compliance with new protocols, as well as new management and productivity applications. We also invest in cloud and virtualization technologies, making sure our products and technologies suit and are optimized to cloud and hosted services. As of December 31, 2017, 280 of our employees were engaged primarily in research and development on a full-time basis.

Our research and development expenses, net were $30.3 million in the year ended December 31, 2017, compared to $29.1 million in the year ended December 31, 2016, and $28.0 million in the year ended December 31, 2015. From time to time we have received royalty-bearing grants from NATI. As a recipient of grants from NATI, we are obligated to perform all manufacturing activities for projects subject to the grants in Israel unless we receive an exemption. Know-how from research and development which is used to produce products may not be transferred to third parties without the approval of NATI and may require significant payments. NATI approval is not required for the export of any products resulting from such research or development. Through December 31, 2017, we had obtained grants from NATI aggregating $52.5 million for certain of our research and development projects. We are obligated to pay royalties to NATI, amounting to 1.3%-4.5% of the revenues from the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, if no additional payments are required, linked to the U.S. dollar and bearing interest at the rate of LIBOR at the time of grant. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required. As of December 31, 2017, we have contingent obligation to pay royalties in the amount of approximately $58.2 million.

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

E.	OFF-BALANCE SHEET ARRANGEMENTS

We do not have any “off-balance sheet arrangements” as this term is defined in Item 5E of Form 20-F.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2017, our contractual obligations were as follows (U.S. dollars in thousands):

	PAYMENTS DUE BY PERIOD
	LESS THAN	1-3	3-5	MORE THAN
	1 YEAR	YEARS	YEARS	5 YEARS	TOTAL
Bank loans	$2,519	$5,037	$1,200	$-	$8,756
Rent and lease commitments, net (1)	6,717	11,964	11,618	6,473	36,772
Accrued severance pay, net (2)	-	-	-	1,090	1,090
Uncertain tax positions (3)	386	-	-	-	386
Payment to ACS shareholders	653	225	-	-	878
National Authority for Technology and Innovation	-	-	-	58,155	58,155
Other commitments (4)	18,516	-	-	-	18,516

(1)	Our obligation for rent and lease commitments as of December 31, 2017 was approximately $39.2 million. We have rent and lease income in the amount of approximately $2.4 million, leaving a net obligation of approximately $36.8 million.
(2)	Our obligation for accrued severance pay under Israel’s Severance Pay Law as of December 31, 2017 was $21.2 million. This obligation is payable only upon termination, retirement or death of the respective employee. We have funded $20.1 million through deposits into severance pay funds, leaving a net obligation of approximately $1.1 million.
(3)	Uncertain income tax position under ASC 740, “Income Taxes,” are due upon settlement and we are unable to reasonably estimate the ultimate amount of timing of settlement. See also Note 13h in our Consolidated Financial Statements for further information regarding our liability under ASC 740.
(4)	Related to non-cancelable inventory purchase commitments.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information with respect to our directors, senior executive officers and key employees at March 23, 2018:

Name	Age	Position
Stanley B. Stern	60	Chairman of the Board of Directors
Shabtai Adlersberg	65	President, Chief Executive Officer and Director
Niran Baruch	47	Chief Financial Officer
Lior Aldema	52	Chief Business Officer
Ofer Nimtsovich	49	Chief Operating Officer
Yair Hevdeli	53	Vice President, Research and Development
Eyal Frishberg	59	Vice President, Operations
Yehuda Herscovici	51	Vice President, Products
Nimrode Borovsky	46	Vice President, Marketing
Tal Dor	48	Vice President, Human Resources
Shaul Weissman	52	Vice President, Business Development
Joseph Tenne(1)(2)(3)	62	Director
Dr. Eyal Kishon(1)(2)(3)(4)	58	Director
Doron Nevo(1)(2)(3)(4)	62	Director
Zehava Simon (3)	59	Director

(1) Member of Audit Committee

(2) Member of Nominating Committee

(3) Member of Compensation Committee

(4) Outside Director under Israeli Law

Stanley Stern became a director and our Chairman of the Board in December 2012. From 2004 until 2013 Mr. Stern served in various positions at Oppenheimer& Co., including as a Managing Director and Head of Investment Banking, Technology, Israeli Banking and FIG. Since 2013, Mr. Stern has served as the president of Alnitak Capital, a private merchant bank and strategic advisory firm. From 2002 until 2004, he was a Managing Director and the Head of Investment Banking at C.E. Unterberg, Towbin where he focused on technology and defense related sectors. From January 2000 until January 2002, Mr. Stern was the President of STI Ventures Advisory USA Inc., a venture capital firm focusing on technology investments. Prior to his term at STI Ventures, he spent over 20 years at CIBC Oppenheimer in the investment banking department and started the technology banking group in 1990. From 2002 until 2012, Mr. Stern served as the Chairman of the Board of Directors of Tucows, Inc., an internet service provider that is public traded company on AMEX, and, from 2012 until 2013, he served as a Director of Tucows. From 2012 until February 2014, he served as a director of Given Imaging Ltd., a manufacturer of medical devices, until Given Imaging was acquired by another company. From 2004 until 2009, he served as a director of Odimo Inc. (DBA Diamond.com), an online jewelry vendor. From 2005 until its sale in 2011, he served as a director and Chairman of the Audit Committee of Fundtech Ltd. From February 2015 Mr. Stern served as a director at SodaStream International Ltd. and as from February 2015 Mr. Stern is serving as the Chairman of the Board at SodaStream International Ltd. Mr. Stern received his MBA from Harvard Business School and a BS from Queens College.

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

Niran Baruch became has served as our Chief Financial Officer since July 2016 after serving as our Chief Accounting Officer since May 2015. He joined AudioCodes in 2005 as Director of Finance and became Vice President of Finance in 2011 responsible for the management of the finance department. Mr. Baruch has over 17 years of experience with Nasdaq traded public companies, and is a Certified Public Accountant (CPA) with a BA in Business Management and Accounting.

Lior Aldema has served as Chief Business Officer (“CBO”) since January 2018, and as our Chief Operating Officer and Head of Global Sales from April 2012 to December 2017. Previously, he served as our Vice President, Product Management from 2002 until 2009, as well as our Vice President Marketing from February 2003 until 2009. He has been employed by us since 1998, when he was team leader and later headed our System Software Group in our research and development department. Prior to 1998, Mr. Aldema served as an officer in the Technical Unit of the Intelligence Corps of the Israeli Defense Forces (Major), heading both operational units and large development groups related to various technologies. Mr. Aldema holds an M.B.A. from Tel Aviv University and a B.Sc. from the Technion.

Ofer Nimtsovich has served as our Chief Operating Officer since January 2018 and as Vice President, Global Services from March 2013 to December 2017. From 2000 until February 2013, Mr. Nimtsovich served in various executive positions at Retalix, including Chief Information Officer, Executive Vice President of Global Services and, most recently as the head of the Software as a Service division of Retalix. From 1994 till 2000, Mr. Nimtsovich worked for Scitex Corporation Ltd., where he held various technical and management positions, including as the Global Microsoft Infrastructure manager for Scitex. Mr. Nimtsovich graduated from the Business Administration College in Israel in 1997 with a B.A. in Business Administration and Marketing, and also holds an MBA degree from the University of Texas.

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

Nimrode Borovsky has served as our Vice President, Marketing since October 2013 and heads the strategic global marketing and business development efforts with AudioCodes partners and channels. From January 2013 until October 2013, Mr. Borovsky served as our Vice President of Unified Communications. Mr. Borovsky has been with AudioCodes since 2005 and has served in numerous product, marketing and business development positions with us. He has worked in telecom and VoIP markets for approximately 20 years. Prior to joining AudioCodes, Mr. Borovsky spent eight years at VocalTec Communications where he served in several positions in research and development, product management and marketing. Mr. Borovsky holds a B.Sc. degree in Electrical Engineering from the New Jersey Institute of Technology, and a M.Sc. degree in Biomedical Engineering from Tel Aviv University.

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

Joseph Tenne has served as one of our directors since June 2003. Since May 2017, Mr. Tenne has served as a financial advisor to Itamar Medical Ltd., an Israeli company listed on the Tel Aviv Stock Exchange. Mr. Tenne serves as a director of Orbothech Ltd., an Israeli company listed on Nasdaq, MIND CTI Ltd., an Israeli company listed on Nasdaq, OPC Energy Ltd., an Israeli company listed on the Tel Aviv Stock Exchange, Ability Inc., A Cayman Island company listed on Nasdaq and on the Tel Aviv Stock Exchange, and Ratio Oil Explorations (Finance) Ltd., an Israeli company listed on the Tel Aviv Stock Exchange. From August 2014 to April 2017, Mr. Tenne served as the Vice President Finance and Chief Financial Officer of Itamar Medical Ltd. From March 2014 to July 2014, Mr. Tenne served as the Chief Financial Officer of Orgenesis Inc., a U.S. company traded on the Nasdaq. From March 2005 until April 2013, Mr. Tenne served as the Chief Financial Officer of Ormat Technologies, Inc., a company listed on the New York Stock Exchange. From January 2006 until April 2013, Mr. Tenne also served as the Chief Financial Officer of Ormat Industries Ltd., an Israeli holding company which was listed on the Tel-Aviv Stock Exchange and was the parent company of Ormat Technologies, Inc. From 2003 to 2005, Mr. Tenne was the Chief Financial Officer of Treofan Germany GmbH & Co. KG, a German company, which is engaged in the development, production and marketing of oriented polypropylene films. From 1997 until 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel (PwC Israel) and a member of PricewaterhouseCoopers International Limited. Mr. Tenne holds a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

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

The table and summary below outline the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2017. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, discretionary and non-equity incentive bonuses, equity-based compensation, payments accrued or paid in connection with retirement or termination of employment, and personal benefits and perquisites such as car, phone and social benefits paid to or earned by each Covered Executive during the year ended December 31, 2017.

Name and Principal Position	Salary ($)	Bonus ($) (1)	Equity-Based Compensation ($) (2)	All Other Compensation ($) (3)	Total ($)
Shabtai Adlersberg – CEO	$345,779	$316,879	$442,093	$224,168	$1,328,919
Lior Aldema – CBO	$253,391	$145,920	$249,514	$102,449	$751,274
Niran Baruch – CFO	$202,087	$63,277	$138,496	$81,317	$485,177
Yehuda Herscovici – VP Products	$208,083	$45,477	$139,160	$77,939	$470,659
Nimrode Borovsky – VP Marketing	$169,487	$58,733	$133,367	$76,561	$438,148

(1)	Amounts reported in this column represent annual incentive bonuses granted to the Covered Executives based on performance-metric formulas set forth in their respective employment agreements.
(2)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2017, with respect to equity-based compensation granted to the Covered Executive.
(3)	Amounts reported in this column include personal benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the respective Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurance and benefits, risk insurance (e.g., life insurance or work disability insurance), telephone expense reimbursement, convalescence or recreation pay, relocation reimbursement, payments for social security, and other personal benefits and perquisites consistent with the Company’s guidelines. All amounts reported in the table represent incremental cost to the Company.

The aggregate direct remuneration paid during the year ended December 31, 2017 to the 15 persons who served in the capacity of director, senior executive officer or key employee during 2017 was approximately $4.1 million, including approximately $509,000 which was set aside for pension and retirement benefits. The compensation amounts do not include amounts expended by us for automobiles made available to our officers, expenses (including business, travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

We currently pay each of our non-employee directors an annual fee of $32,000 and a fee of $1,040 for each board meeting or committee meeting attended. In the event that a director attends a meeting by phone or a resolution is adopted by written consent, then the fee is reduced to 60% and 50% of the regular meeting fee, respectively. Such fees are in accordance with the rates prescribed by the Israeli Companies Law Regulation for fees of outside directors. Only directors who are not officers receive compensation for serving as directors. Our director, Mr. Adlersberg, who also serves as our President and Chief Executive Officer, does not receive board meeting fees. Instead, he receives compensation in accordance with the terms of his employment agreement, a copy of which is filed as an exhibit to this Annual Report.

Upon election or reelection to the board of directors for a term of three years, each non-employee director is granted options to purchase 22,500 RSUs, of which 7,500 vest on each of the first, second and third anniversary of the grant date.

Options to purchase our ordinary shares granted under our 2008 Equity Incentive Plan to persons who served in the capacity of director or executive officer are generally exercisable at the fair market value at the date of grant and expire seven years from the date of grant. The options generally vest in four equal annual installments, commencing one year from the date of grant.

A summary of our stock option and restricted share units (“RSUs”) activity and related information for the years ended December 31, 2015, 2016 and 2017 for the persons who served in the capacity of director, senior executive or key employee officer during those years is as follows:

	2015		2016		2017
	Number	Weighted	Number	Weighted	Number	Weighted
	of	Average	of	Average	of	Average
	Options and RSUs	Exercise Price	Options and RSUs	Exercise Price	Options and RSUs	Exercise Price

Outstanding at the beginning of the year	(*) 1,994,425	$3.95	2,225,048	$3.83	2,030,210	$3.95

Granted	349,867	$2.22	315,217	$2.87	456,293	$3.02
Cancelled	-		(132,500)		-
Options exercised / RSUs vested	(119,244)	$1.13	(377,555)	$2.42	(402,341)	$3.54

Outstanding at the end of the year	2,225,048	$3.83	2,030,210	$3.95	2,084,162	$3.82

(*) Including outstanding options granted to new executive officer in previous years, prior to joining management.

As of December 31, 2017, options to purchase 1,140,512 ordinary shares were exercisable by the 15 persons who served as an officer or director during 2017 at an average exercise price of $4.57 per share. As of December 31, 2017, the 15 persons who served as an officer, director or key employee during 2017 held an aggregate of 401,435 RSUs.

C.	BOARD PRACTICES

Corporate Governance Practices

We are incorporated in Israel and therefore are subject to various corporate governance practices under the Israeli Companies Law, 1999, or the Companies Law, relating to such matters as outside directors, the audit committee, compensation committee, the internal auditor and approvals of interested party transactions and of compensation of officers and directors. These matters are in addition to the ongoing listing conditions of the Nasdaq Global Select Market and other relevant provisions of U.S. securities laws. Under the Nasdaq rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable Nasdaq requirements, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. For further information, see Item 16.G – “Corporate Governance.”

Independent Directors

Under the Companies Law, Israeli companies that have offered securities to the public in or outside of Israel are required to appoint at least two “outside” directors. Doron Nevo and Dr. Eyal Kishon currently serve as our outside directors. Under the requirements for listing on the Nasdaq Global Select Market, a majority of our directors are required to be independent as defined by Nasdaq rules. Doron Nevo, Dr. Eyal Kishon, Zehava Simon, Stanley Stern and Joseph Tenne qualify as independent directors under the applicable SEC and Nasdaq rules, as well as under the Companies Law.

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

In addition, no individual may serve as an outside director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an outside director or are likely to interfere with his or her ability to serve as a director. Until the lapse of two years from the termination of office, the company, a controlling shareholder and entities under the company’s control may not grant the outside director or any of his or her relatives, directly or indirectly, any benefit, or engage the outside director or his or her relatives as an office holder of the company, of a controlling shareholders or of an entity under the company’s control, and may not employ or receive services from the outside director or any of his or her relatives, either directly or indirectly, including through a corporation controlled by that person. The restriction on a relative that is not the spouse or child of the outside director is limited to one year from the termination of office instead of two years. Pursuant to the Companies Law, at least one of the outside directors appointed by a publicly-traded company must have “financial and accounting expertise.” The other outside directors are required to possess “financial and accounting expertise” or “professional expertise,” as these terms are defined in regulations promulgated under the Companies Law. Joseph Tenne is designated as the “audit committee financial expert” as that term is defined in SEC rules.

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

The initial term of an outside director is three years and may be extended for up to two additional three-year terms. Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each only if the audit committee and the board of directors confirm that, in light of the outside director’s expertise and special contribution to the work of the Board of Directors and its committees, the reelection for such additional period is beneficial to the company. Reelection of an outside director may be effected through one of the following mechanisms: (1) the board of directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint outside directors for their initial term; or (2) one or more shareholders holding one percent or more of a company’s voting rights or the outside director proposed the reelection of the nominee, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than two percent of the voting rights in the company.

Pursuant to the Companies Law, an Israeli company whose shares are publicly traded may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors (or a third of its board of directors in case the company has a controlling shareholder) will constitute individuals complying with certain independence criteria prescribed by the Companies Law. Pursuant to the related regulations, directors who comply with the independence requirements of the Nasdaq and SEC regulations are deemed to comply with the independence requirements of the Companies Law. We have not included such a provision in our articles of association since our board of directors complies with the independence requirements of the Nasdaq and SEC regulations described above. In any event, as described above, a majority of our board of directors and all members of our audit committee are directors who comply with the independence criteria prescribed by the Companies Law.

An outside director is entitled to compensation as provided in the regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, from the company. In accordance with such regulations, our shareholders approved that our outside directors are to receive compensation equal to that paid to the other members of the board of directors. For further information, please see Item 6.B - “Directors, Senior Management and Employees—Compensation” in this Annual Report.

Audit Committee

Under the Companies Law and the requirements for listing on the Nasdaq Global Select Market, our board of directors is required to appoint an audit committee. Our audit committee must be comprised of at least three directors, including all of the outside directors (one of whom must serve as the chair of the audit committee), and a majority of the committee members must comply with the director independence requirements prescribed by the Companies Law. The audit committee consists of: Dr. Eyal Kishon, Doron Nevo and Joseph Tenne, with Doron Nevo serving as the chairman of the audit committee. Our board of directors has determined that Joseph Tenne is an “audit committee financial expert” as defined in SEC rules and that all members of the audit committee are independent under the applicable SEC rules, Nasdaq rules and provisions of the Companies Law.

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

The compensation committee’s duties include recommending to the board of directors a compensation policy for executives and monitor its implementation, approve compensation terms of executive officers, directors and employees affiliated with controlling shareholders, make recommendations to the board of directors regarding the issuance of equity incentive awards under our equity incentive plan and exempt certain compensation arrangements from the requirement to obtain shareholder approval under the Companies Law. The compensation committee meets at least twice a year, with further meetings to occur, or actions to be taken by unanimous written consent, when deemed necessary or desirable by the committee or its chairperson. For information regarding the compensation policy for executives, see Item 10.C - “Additional Information - Memorandum and Articles of Association – Compensation of Executive Officers and Directors; Executive Compensation Policy.”

The compensation committee consists of Dr. Eyal Kishon, Doron Nevo, Joseph Tenne and Zehava Simon, with Doron Nevo serving as the chairman of the compensation committee. All members of the compensation committee are independent under the applicable SEC rules, Nasdaq rules and provisions of the Companies Law.

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

Board Classes

Pursuant to our articles of association, our directors, other than our outside directors, are classified into three classes (classes I, II and III). The members of each class of directors and the expiration of his or her current term of office are as follows:

Zehava Simon	Class I	2019

Joseph Tenne	Class II	2020

Shabtai Adlersberg	Class III	2018

Stanley B. Stern	Class III	2018

Our outside directors under the Companies Law, Doron Nevo and Dr. Eyal Kishon, are not members of any class and serve in accordance with the provisions of the Companies Law. Mr. Nevo’s term ends in 2018 and Dr. Kishon’s term ends in 2020.

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

D.	EMPLOYEES

We had the following number of employees as of December 31, 2015, 2016 and 2017 in the departments set forth in the table below:

	As of December 31,
	2015	2016	2017
Research and development	248	284	280
Sales and marketing, technical service and support	276	297	303
Operations	82	81	77
Management and administration	35	38	38
	641	700	698

Our employees were located in the following areas as of December 31, 2015, 2016 and 2017.

	As of December 31,
	2015	2016	2017
Israel	397	426	403
United States	113	124	130
Europe	38	54	59
Far East	80	83	92
Latin America	13	13	14
	641	700	698

Israeli labor laws and regulations are applicable to our employees in Israel. These laws principally concern matters such as paid annual vacation, paid sick days, length of the workday, pay for overtime, insurance for work-related accidents, severance pay and other conditions of employment. Israeli law generally requires severance pay, which may be funded by Manager’s Insurance, described below, upon the retirement or death of an employee or termination of employment without cause (as defined under Israeli law). Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which include payments for national health insurance. The payments to the National Insurance Institute currently range from approximately 6.95% to 19.5% of wages up to specified wage levels, of which the employee contributes approximately 55% and the employer contributes approximately 45%.

Our employees in Israel are subject to certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists Associations) by order of the Israeli Minister of Economy and Industry (formerly known as Minister of Industry, Trade and Labor). These provisions principally concern cost of living increases, recreation pay and other conditions of employment. We generally provide our employees with benefits and working conditions above the required minimums. Our employees, as a group, are not currently represented by a labor union. To date, we have not experienced any work stoppages.

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

The following table sets forth the share ownership of our directors and officers as of March 23, 2018 and the outstanding number of options held by them that vest within 60 days of March 23, 2018.

	Total Shares	Percentage of
	Beneficially	Ordinary	Number of
Name	Owned	Shares	Options

Shabtai Adlersberg	4,995,328	17.3%	495,002
Stanley B. Stern	*	*	*
Niran Baruch	*	*	*
Lior Aldema	*	*	*
Ofer Nimtsovich	*	*	*
Yair Hevdeli	*	*	*
Eyal Frishberg	*	*	*
Yehuda Herscovici	*	*	*
Nimrode Borovsky	*	*	*
Tal Dor	*	*	*
Shaul Weissman	*	*	*
Joseph Tenne	*	*	*
Dr. Eyal Kishon	*	*	*
Doron Nevo	*	*	*
Zehava Simon	*	*	*

* Less than one percent.

Our officers and directors have the same voting rights as our other shareholders.

The following table sets forth information with respect to the options to purchase our ordinary shares held by Mr. Adlersberg as of March 23, 2018.

Number of		Exercise
Options	Grant Date	Price	Exercised	Cancelled	Vesting	Expiration Date

122,201	December 14, 2011	$3.66	-	-	4 years	December 14, 2018
113,876	December 14, 2012	$3.02	50,000	-	4 years	December 14, 2019
116,031	December 14, 2013	$6.69	-	-	4 years	December 14, 2020
127,829	December 14, 2014	$4.60	-	-	4 years	December 14, 2021
114,275	December 14, 2015	$4.03	-	-	4 years	December 14, 2022
95,293	March 20, 2017	$6.90	-	-	4 years	March 20, 2024
15,000	December 14, 2017	$7.13	-	-	4 years	December 14, 2024
15,000	March 14, 2018	$7.56	-	-	4 years	March 14, 2025

The following table sets forth information with respect to the RSUs granted to Mr. Adlersberg as of March 23, 2018. These RSUs vest quarterly over a four-year period from the date of grant, subject to his continuing service to us.

Number of
RSUs	Grant Date	Issued

42,610	December 14, 2014	34,621
38,092	December 14, 2015	21,425
32,717	December 14, 2016	10,222
60,000	December 14, 2017	3,750

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

Under our equity incentive plan, we may grant our directors, officers and employees restricted shares, restricted share units and options to purchase our ordinary shares under Section 102. We may also grant other persons awards under our equity incentive plan. However, such other persons (controlling shareholders and consultants) will not enjoy the tax benefits provided by Section 102. The total number of ordinary shares that were originally available for grant under the 2008 Plan was 2,009,122, which was increased during the years to 8,009,122. This number is reduced by one share for each equity grant we make under the 2008 Plan. During 2017, options to purchase 264,543 ordinary shares and 333,962 restricted share units were granted under the 2008 Plan. As of December 31, 2017, 1,221,941 ordinary shares remained available for grant under the 2008 Plan. As of December 31, 2017 there are 2,881,642 options to purchase ordinary shares and 575,397 restricted share units outstanding under the plan.

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

To our knowledge, (A) we are not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government and (B) there are no arrangements, the operation of which may at a subsequent date result in a change in control of AudioCodes. The following table sets forth, as of March 23, 2018 the number of our ordinary shares, which constitute our only outstanding voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding ordinary shares, and (ii) all of our directors and senior executive officers as a group.

Identity of Person or	Amount	Percent of
Group	Owned	Class
Shabtai Adlersberg(1)	5,490,329	19.0%
Leon Bialik(2)	3,874,022	13.4%
Senvest Management, LLC(3)	2,066,374	7.2%
Morgan Stanley(4)	1,689,115	5.8%
All directors and senior executive officers as a group (15 persons) (5)	6,168,961	21.4%

(1)	Includes options to purchase 495,002 shares, exercisable within 60 days of March 23, 2018

(2)	The information is derived from a statement on Schedule 13G/A, dated February 13, 2018, of Leon Bialik filed with the SEC.

(3)	The information is derived from a statement on Schedule 13G/A, dated February 12, 2018, of Senvest Management, LLC (“Senvest”) and Richard Mashaal (“Mashaal”) filed with the SEC. Such Schedule 13G/A reflected (i) sole voting and dispositive power as to zero (0) Ordinary Shares, and shared voting and dispositive power as to 2,066,374 Ordinary Shares, by Mashaal and (ii) sole voting and dispositive power as to zero (0) Ordinary Shares, and shared voting and dispositive power as to 2,066,374 Ordinary Shares, by Senvest. Mashaal, in his capacity as the managing member of Senvest, has voting or dispositive power as to all Ordinary Shares owned by Senvest’s investment vehicles.

(4)	The information is derived from a statement on Schedule 13G/A, dated February 12, 2018, of Morgan Stanley and Morgan Stanley Capital Services LLC filed with the SEC.

(5)	Includes 1,164,883 ordinary shares which may be purchased pursuant to options exercisable within sixty days following March 23, 2018 and 8,750 ordinary shares issuable pursuant to restricted share units that vest within 60 days of March 23, 2018.

Mr. Adlersberg held 18.6% of our ordinary shares as of December 31, 2017 as compared to 16.4% of our ordinary shares as of December 31, 2016 and 14.2% of our ordinary shares as of December 31, 2015.

Mr. Bialik held 13.2% of our ordinary shares as of December 31, 2017 as compared to 12.1% of our ordinary shares as of December 31, 2016 and 10.6% of our ordinary shares as of December 31, 2015.

Senvest Management, LLC (formerly Rima Senvest Management LLC) held 7.0% of our ordinary shares as of December 31, 2017 as compared to 8.5% of our ordinary shares as of December 31, 2016 and 8.2% of our ordinary shares as of December 31, 2015.

Morgan Stanley and Morgan Stanley Capital Services LLC held 5.7% of our ordinary shares as of December 31, 2017 as compared to, to our knowledge, less than 5.0% of our ordinary shares as of December 31, 2016 and December 31, 2015.

As of March 23, 2018, there were approximately 9 holders of record of our ordinary shares in the United States, although we believe that the number of beneficial owners of the ordinary shares is significantly greater. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

The major shareholders have the same voting rights as the other shareholders.

B.	RELATED PARTY TRANSACTIONS

Not applicable.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

None.

Dividend Policy

For a discussion of our dividend policy, please see Item 10B-“Additional Information-Memorandum and Articles of Association-Dividends.”

B.	Significant Changes

No significant change has occurred since December 31, 2017, except as otherwise disclosed in this Annual Report.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS UPDATE ALL TABLES AND DISCLOSURE IN THIS SECTION

Our ordinary shares are listed on the Nasdaq Global Select Market and the TASE under the symbol “AUDC.”

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by the Nasdaq Global Select Market.

	Price Per Share
Calendar Year	High	Low
2017	$8.43	$5.83
2016	$6.50	$3.66
2015	$5.58	$2.69
2014	$9.12	$4.11
2013	$7.62	$3.02

	Price Per Share
Calendar Period	High	Low
2018
First quarter (through March 23, 2018)	$7.90	$6.88

2017
Fourth Quarter	$8.43	$6.15
Third Quarter	$7.21	$5.87
Second Quarter	$7.04	$5.83
First quarter	$7.26	$5.95

2016
Fourth quarter	$6.50	$5.07
Third quarter	$5.75	$4.05
Second quarter	$4.72	$3.68
First quarter	$4.77	$3.66

	Price Per Share
Calendar Month	High	Low
2018
February	$7.81	$6.88
January	$7.90	$7.25

2017
December	$7.39	$6.77
November	$7.20	$6.15
October	$8.43	$6.58
September	$7.21	$6.62

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by The Tel Aviv Stock Exchange. All share prices shown in the following table are in NIS. As of December 31, 2017, the exchange rate was equal to approximately NIS 3.467 per U.S. $1.00.

	Price Per Share
Calendar Year	High		Low
2017	NIS	29.38	NIS	20.85
2016	NIS	24.90	NIS	14.08
2015	NIS	22.50	NIS	10.01
2014	NIS	32.24	NIS	15.88
2013	NIS	26.48	NIS	11.37

	Price Per Share
Calendar Period	High		Low
2017
First quarter (through March 23, 2018)	NIS	27.67	NIS	23.00

2017
Fourth quarter	NIS	29.38	NIS	21.51
Third quarter	NIS	25.30	NIS	20.85
Second quarter	NIS	25.80	NIS	21.32
First quarter	NIS	27.07	NIS	22.40

2016
Fourth quarter	NIS	24.90	NIS	18.92
Third quarter	NIS	21.98	NIS	15.42
Second quarter	NIS	17.97	NIS	14.08
First quarter	NIS	18.74	NIS	14.76

	Price Per Share
Calendar Month	High		Low
2018
February	NIS	27.67	NIS	23.00
January	NIS	26.99	NIS	24.67

2017
December	NIS	26.15	NIS	23.99
November	NIS	25.32	NIS	21.51
October	NIS	29.38	NIS	23.69
September	NIS	25.30	NIS	23.55

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

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

Share Capital

Our authorized share capital consists of NIS 1,025,000 divided into 100,000,000 ordinary shares, nominal value NIS 0.01 per share, and 2,500,000 preferred shares, nominal value NIS 0.01 per share. As of March 23, 2018, we had 28,892,277 ordinary shares outstanding (which does not include 28,036,642 treasury shares) and no preferred shares outstanding.

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

 Shareholder Meetings

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income. As of 2016, the corporate tax rate is 25% (in 2014 and 2015, the corporate tax rate was 26.5%). In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018. The deferred tax balances as of December 31, 2016 and 2017 have been calculated based on the revised tax rates.

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

The Investment Law was significantly amended effective April 1, 2005 (the “2005 Amendment”), and further amended as of January 1, 2011 (the “2011 Amendment”) and January 1, 2017 (the “2017 Amendment”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the 2005 Amendment. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead irrevocably to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment was designed to accommodate the implementation of the “Nexus Principles” (based on OECD guidelines published as part of the Base Erosion and Profit Shifting (BEPS) project).

Tax Benefits Prior to the 2005 Amendment

An investment program that is implemented in accordance with the provisions of the Investment Law prior to the 2005 Amendment, referred to as an “Approved Enterprise,” is entitled to certain benefits. A company that wished to receive benefits as an Approved Enterprise must have received approval from the Investment Center of the Israeli Ministry of Economy and Industry (formerly the Ministry of Industry, Trade and Labor), or the Investment Center. Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

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

The tax benefits include a tax exemption for at least the first two years of the benefit period from the first year of taxable income (depending on the geographic location of the Approved Enterprise facility within Israel) and the taxation of income generated from an Approved Enterprise at a reduced corporate tax rate of between 10% to 25% for the remainder of the benefit period depending on the level of foreign investment in the company in each year as detailed below. The benefit period is ordinarily seven years commencing with the year in which the Approved Enterprise first generates taxable income. The benefit period is limited to 12 years from the operational year as determined by the Investment Center or 14 years from the start of the tax year in which approval of the Approved Enterprise is obtained, whichever is earlier.

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

If a company elects the Alternative Track and distributes a dividend out of income derived from the Approved Enterprise during the tax exemption period, such dividend will be subject to tax on the gross amount distributed. The tax rate will be the rate which would have been applicable had the company not been tax-exempt under the alternative package of benefits. This rate is generally 10%-25%, depending on the percentage of the company’s shares held by foreign shareholders. The dividend recipient is subject to withholdings of tax at the source by the company at the reduced rate applicable to dividends from Approved Enterprises, which is 15% (or such lower rate as may be provided in an applicable tax treaty) if the dividend is distributed during the tax exemption period or within 12 years after the period. This limitation does not apply to an FIC.

The benefits available to an Approved Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index, and interest or other monetary penalty.

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

Tax Benefits Subsequent to the 2005 Amendment

The 2005 Amendment changed certain provisions of the Investment Law. As a result of the 2005 Amendment, a company referred to as a “Beneficiary Enterprise”, was no longer obliged to obtain Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Track, and therefore generally there was no need to apply to the Investment Center for this purpose (Approved Enterprise status remains mandatory for companies seeking cash grants). Rather, the Company may claim the tax benefits offered by the Investment Law directly in its tax returns by notifying the Israeli Tax Authority within 12 months of the end of that year, provided that its facilities meet the criteria for tax benefits set out by the 2005 Amendment. Companies are also granted the right to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the 2005 Amendment.

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

Tax Benefits under the 2011 and 2017 Amendments

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

Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 16% in 2014, unless the Preferred Company is located in a certain development zone, in which case the rate will be 9%. Pursuant to the 2017 Amendment, in 2017 and thereafter, a Preferred Company is entitled to a reduced corporate tax rate of 16% and 7.5%, respectively.

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

The 2017 Amendment provides that a preferred enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

The 2017 Amendment provides new tax tracks as follows: Preferred Technology Enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion for a tax year. A technological preferred enterprise, as defined in the Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property (in development area A - a tax rate of 7.5%).

The above changes in the tax rates relating to technological enterprises were not taken into account in the computation of deferred taxes as of December 31, 2016 and 2017.

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

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969 , generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” We currently qualify as an Industrial Company within the meaning of the Industry Encouragement Law.

The Industry Encouragement Law defines an “Industrial Company” as a company resident in Israel, of which 90% or more of its income in any tax year, other than income from defense loans, is derived from an “Industrial Enterprise” owned by it and located in Israel. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

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

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset is generally exempt from Israeli capital gains tax unless, among other things, (i) the capital gain arising from the disposition is attributed to business income derived by a permanent establishment of the shareholder in Israel; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition; or (iii) such U.S. resident is an individual and was present in Israel for 183 days or more in the aggregate during the relevant taxable year.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source.

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents (whether individuals or corporations) generally will be subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right.

However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Beneficiary Enterprise, unless a reduced tax rate is provided under an applicable tax treaty. If the dividend is being paid out of certain income attributable to a Preferred Enterprise, the dividend will be subject to tax at the rate of 20%. A different rate may be provided in a treaty between Israel and the shareholder’s country of residence, as mentioned below.

In this regard, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a United States resident (for purposes of the United States-Israel Tax Treaty) is 25%. Consequently, distributions to U.S. residents of income attributed to an Approved Enterprise or a Beneficiary Enterprise will be subject to withholding tax at a rate of 15% (20% with respect to Preferred Enterprise). However, generally, the maximum rate of withholding tax on dividends, not generated by an Approved Enterprise, a Preferred Enterprise or a Beneficiary Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at the rate of 2% on annual taxable income exceeding NIS 803,520 in 2016 (and as of 2017, the additional tax was increased to a rate of 3% on annual income exceeding NIS 640,000) which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

This summary does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders by reason of their particular circumstances, including potential application of the U.S. federal estate, gift or alternative minimum tax, or any aspect of state, local or non-U.S. federal tax laws or U.S. federal tax laws other than U.S. federal income tax laws. In addition, this summary is directed only to U.S. Holders that hold our ordinary shares as “capital assets” within the meaning of Section 1221 of the Code and does not address the considerations that may be applicable to particular classes of U.S. Holders, including U.S. expatriates, banks, financial institutions, regulated investment companies, real estate investment trusts, pension funds, insurance companies, broker-dealers or traders in securities, commodities or currencies, tax-exempt organizations, grantor trusts, partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, holders that will hold our ordinary shares in partnerships or other pass-through entities, holders whose functional currency is not the U.S. dollar, holders who have elected mark-to-market accounting, holders who acquired our ordinary shares through the exercise of options or otherwise as compensation for the performance of services, holders who hold our ordinary shares as part of a “straddle,” “hedge” or “conversion transaction,” holders selling our ordinary shares short, holders deemed to have sold our ordinary shares in a “constructive sale,” holders required to accelerate the recognition of any item of gross income with respect to our ordinary shares as a result of such income being recognized on an applicable financial statement, holders that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States; and holders, directly, indirectly or through attribution, of 10% or more (by vote or value) of our outstanding ordinary shares. If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the U.S. federal income tax consequences relating to an investment in our ordinary shares will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor regarding the U.S. federal income tax consequences of acquiring, owning and disposing of our ordinary shares in its particular circumstances.

Each U.S. Holder should consult with its own tax advisor as to the particular tax consequences to it of the acquisition, ownership and disposition of our ordinary shares, including the effects of applicable tax treaties, state, local, foreign or other tax laws and possible changes in the tax laws.

Distributions With Respect to Our Ordinary Shares

We do not expect to pay cash dividends for the foreseeable future. In the event we do make a distribution with respect to our ordinary shares, subject to the discussion below under “Passive Foreign Investment Company Status,” for U.S. federal income tax purposes, the amount of the distribution will equal the U.S. dollar value of the gross amount of cash and/or the fair market value of any property distributed, including the amount of any Israeli taxes withheld on such distribution as described above under “Israeli Tax Considerations – Taxation of Non-Israeli Shareholders on Receipt of Dividends.” Other than distributions in liquidation or in redemption of our ordinary shares that are treated as exchanges, a distribution with respect to our ordinary shares to a U.S. Holder generally will be treated as a dividend to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution that exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis in its ordinary shares (but not below zero), and then generally as capital gain from a deemed sale or exchange of such ordinary shares. Corporate U.S. Holders generally will not be allowed a deduction under Section 243 of the Code for dividends received on our ordinary shares and thus will be subject to tax at the rate applicable to their taxable income. Currently, a noncorporate U.S. Holder’s “qualified dividend income” generally is subject to tax at lower long-term capital gains rates. For this purpose, “qualified dividend income” generally includes dividends paid by a foreign corporation if, among other things, the noncorporate U.S. Holder meets certain minimum holding period requirements, is not under an obligation to make related payments with respect to positions in substantially similar or related property, and either (a) the stock of such corporation is readily tradable on an established securities market in the U.S., including the Nasdaq Global Select Market, or (b) such corporation is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The U.S. Secretary of the Treasury has indicated that the income tax treaty between the United States and Israel is satisfactory for this purpose. Dividends paid by us will not be treated as qualified dividend income, however, if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes. See the discussion below under the heading “Passive Foreign Investment Company Status.” A noncorporate U.S. Holder may be subject to an additional tax based on its “net investment income,” (which generally is computed as gross income from interest, dividends, annuities, royalties and rents and gain from the sale of property (other than property held in the active conduct of a trade or business that does not regularly trade financial instruments or commodities), less the amount of deductions properly allocable to such income or gain. Such tax is equal to 3.8% of the lesser of an individual U.S. Holder’s (i) net investment income or (ii) the excess of such U.S. Holder’s “modified adjusted gross income” (adjusted gross income plus the amount of any foreign earned income excluded from income under Section 911(a)(1) of the Code, net of deductions and exclusions disallowed with respect to such foreign earned income) over a specified threshold amount ($250,000 in the case of a joint return or surviving spouse, $125,000 in the case of a married individual filing a separate return and $200,000 in any other case). In the case of a U.S. Holder which is an estate or trust, the tax is equal to 3.8% of the lesser of (i) undistributed net investment income or (ii) the excess of adjusted gross income (as defined in Section 67(e) of the Code) over the dollar amount at which the highest tax bracket applicable to an estate or trust begins.

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

Dividends received with respect to our ordinary shares will constitute “portfolio income” for purposes of the limitation on the deductibility of passive activity losses and, therefore, generally may not be offset by passive activity losses. Dividends received with respect to our ordinary shares also generally will be treated as “investment income” for purposes of the investment interest deduction limitation contained in Section 163(d) of the Code, and generally as foreign-source passive income for U.S. foreign tax credit purposes. Subject to certain limitations, U.S. Holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability any Israeli income tax withheld from distributions with respect to our ordinary shares which constitute dividends under U.S. income tax law. A U.S. Holder that does not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld, but only if the U.S. Holder elects to do so with respect to all foreign income taxes in such year. If a refund of the tax withheld is available under the applicable laws of Israel or under the Israel-U.S. income tax treaty, the amount of tax withheld that is refundable will not be eligible for such credit against your U.S. federal income tax liability (and will not be eligible for the deduction against your U.S. federal taxable income). In addition, special rules may apply to the computation of foreign tax credits relating to “qualified dividend income,” as defined above. The calculation of foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign income taxes, the availability of deductions involve the application of complex rules that depend on a U.S. Holder’s particular circumstances. U.S. Holders are urged to consult their own tax advisors regarding the availability to them of foreign tax credits or deductions in respect of any Israeli tax withheld or paid with respect to any dividends which may be paid with respect to our ordinary shares, including limitations pursuant to the U.S.-Israel income tax treaty.

Disposition of Our Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder’s sale, exchange or other taxable disposition of our ordinary shares generally will result in the recognition by such U.S. Holder of capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis in the ordinary shares disposed of (measured in U.S. dollars). This gain or loss will be long-term capital gain or loss if such ordinary shares have been held or are deemed to have been held for more than one year at the time of the disposition. Non-corporate U.S. Holders currently are subject to a maximum tax rate of 20% on long-term capital gains, also may be subject to the additional tax on “net investment income” described above in “Distributions With Respect to Our Ordinary Shares.” If the U.S. Holder’s holding period on the date of the taxable disposition is one year or less, such gain or loss will be a short-term capital gain or loss. Short-term capital gains generally are taxed at the same rates applicable to ordinary income. See “Israeli Tax Considerations - Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders” for a discussion of taxation by Israel of capital gains realized on sales of our ordinary shares. Any capital loss realized upon the taxable disposition of our ordinary shares generally will be deductible only against capital gains and not against ordinary income, except that noncorporate U.S. Holders generally may deduct annually from ordinary income up to $3,000 of net capital losses. In general, any capital gain or loss recognized by a U.S. Holder upon the taxable disposition of our ordinary shares will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes, although the tax treaty between the United States and Israel may permit gain derived from the taxable disposition of ordinary shares by a U.S. Holder to be treated as foreign-source income for U.S. foreign tax credit purposes under certain circumstances.

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

We must make a separate determination each taxable year as to whether we are a PFIC. As a result, our PFIC status may change from year to year. Based on the composition of our gross income and the composition and value of our gross assets for each taxable year from 2004 through 2017, we do not believe that we were a PFIC during any of such tax years. It is likely, however, that under the asset valuation method described in the legislative history of the 1997 Act, we would have been classified as a PFIC for each of 2001, 2002 and 2003 primarily because (a) a significant portion of our assets consisted of the remaining proceeds of our two public offerings of ordinary shares in 1999, and (b) the public market valuation of our ordinary shares during such years was relatively low. There can be no assurance that we will not be deemed a PFIC for the current tax year or any future tax year in which, for example, the value of our assets, as measured by the public market valuation of our ordinary shares, declines in relation to the value of our passive assets (generally, cash, cash equivalents and marketable securities). If we are treated as a PFIC with respect to a U.S. Holder for any tax year, the U.S. Holder will be deemed to own ordinary shares in any of our subsidiaries that are also PFICs.

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

For any tax year in which we are treated as a PFIC, a U.S. Holder may elect to treat its ordinary shares as an interest in a qualified electing fund (a “QEF Election”), in which case the U.S. Holder would be required to include in income currently its proportionate share of our earnings and profits in years in which we are a PFIC regardless of whether distributions of our earnings and profits are actually made to the U.S. Holder. Any gain subsequently recognized by the U.S. Holder upon the sale or other disposition of its ordinary shares, however, generally would be taxed as capital gain.

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

As an alternative to a QEF Election, a U.S. Holder generally may elect to mark its ordinary shares to market annually, recognizing ordinary income or loss (subject to certain limitations) equal to the difference, as of the close of each tax year, between the fair market value of its ordinary shares and the adjusted tax basis of such shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of its ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on our ordinary shares included in the U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on ordinary shares, as well as to any loss realized on the actual sale or disposition of ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such ordinary shares previously included in income. A U.S. Holder ‘s basis in our ordinary shares will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes a mark-to-market election, any distributions we make would generally be subject to the rules discussed above under “—Distributions With Respect to Our Ordinary Shares,” except the lower rates applicable to qualified dividend income would not apply. Once made, a mark-to-market election generally continues unless revoked with the consent of the U.S. Internal Revenue Service.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ordinary shares are traded on Nasdaq and TASE. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs we own, a U.S. Holder generally will continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. Nasdaq is a qualified exchange, and we believe TASE should be treated as a qualified exchange but there can be no assurance that the trading in our ordinary shares will be sufficiently regular to qualify our ordinary shares as marketable stock. U.S. Holders should consult their own tax advisor as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

Foreign Asset Reporting

A U.S. Holder with interests in “specified foreign financial assets” (including, among other assets, our ordinary shares, unless such ordinary shares are held on such U.S. Holder’s behalf through a financial institution) may be required to file an information report with the U.S. Internal Revenue Service if the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable U.S. Internal Revenue Service guidance). Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. A U.S. Holder that fails to report the required information could be subject to substantial penalties. Each U.S. Holders should consult with its own tax advisor regarding its obligation to file such information reports in light of its own particular circumstances.

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

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the SEC. You may read and copy any document we file, including any exhibits, with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Certain of our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we file with the SEC an Annual Report on Form 20-F containing consolidated financial statements audited by an independent accounting firm. We also furnish reports on Form 6-K containing unaudited financial information after the end of each of the first three quarters. We intend to post our Annual Report on Form 20-F on our website (www.audiocodes.com) promptly following the filing of our Annual Report with the SEC.

I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to financial market risk associated with changes in foreign currency exchange rates. To mitigate these risks, we use derivative financial instruments. The majority of our revenues and expenses are generated in U.S. dollars. A portion of our expenses, however, is denominated in NIS. In order to protect ourselves against the volatility of future cash flows caused by changes in foreign exchange rates, we use currency forward contracts and currency options. We usually hedge the part of our forecasted expenses denominated in NIS. If our currency forward contracts and currency options meet the definition of a hedge, and are so designated, changes in the fair value of the contracts will be offset against changes in the fair value of the hedged assets or liabilities through earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change. Our hedging program reduces, but does not eliminate, the impact of foreign currency rate movements and due to the general economic slowdown along with the devaluation of the dollar, our results of operations may be adversely affected. Without taking into account the mitigating effect of our hedging activity, a 10% decrease in the U.S. dollar exchange rates in effect for the year ending December 31, 2018 would cause a decrease in net income of approximately $5 million.

We are subject to market risk from exposure to changes in interest rates relating to borrowings under our loan agreements. The interest rate on these borrowings is based on LIBOR. Based on the scheduled amount of these borrowings to be outstanding in 2018, we estimate that each 100 basis point increase in our borrowing rates would result in additional interest expense to us of approximately $75,000.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Vice President Finance and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in 13a-15(e) under the Securities Exchange Act) as of December 31, 2017. Based on this evaluation, our Chief Executive Officer and Vice President Finance and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were (i) designed to ensure that material information relating to us, including our consolidated subsidiaries, is made known to our management, including our Chief Executive Officer and Vice President Finance and Chief Financial Officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared and (ii) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2017 based on the framework for Internal Control - Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on our assessment under that framework and the criteria established therein, our management concluded that the Company’s internal control over financial reporting were effective as of December 31, 2017.

Attestation Report of the Registered Public Accounting Firm

This Annual Report includes an attestation report of our registered public accounting firm regarding internal control over financial reporting on page 3 of our audited consolidated financial statements set forth in Item 18 – “Financial Statements,” and is incorporated herein by reference.

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

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has served as our independent public accountants for each of the years in the three-year period ended December 31, 2017. The following table presents the aggregate fees for professional audit services and other services rendered by Kost Forer Gabbay & Kasierer in 2016 and 2017.

	Year Ended December 31, (Amounts in thousands)
	2016	2017
Audit Fees	$376	$350
Audit Related Fees	28	52
Tax Fees	58	73
Total	$462	$475

Audit Fees consist of fees billed for the annual audit of the company’s consolidated financial statements and the statutory financial statements of the company. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include services rendered for the integrated audit over internal controls as required under Section 404 of the Sarbanes-Oxley Act applicable in 2016 and 2017, the provision of consents and the review of documents filed with the SEC.

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

Under the Policy, proposed services either (i) may be pre-approved by the audit committee without consideration of specific case-by-case services as general pre-approval or (ii) require the specific pre-approval of the audit committee as specific pre-approval. The audit committee may delegate either type of pre-approval authority to one or more of its members. The appendices to the Policy set out the audit, audit-related, tax and other services that have received the general pre-approval of the audit committee, including those described in the footnotes to the table, above; these services are subject to annual review by the audit committee. All other audit, audit-related, tax and other services must receive a specific pre-approval from the audit committee.

The audit committee pre-approves fee levels annually for the audit services. Non-audit services are pre-approved as required. The financial expert of the audit committee may approve non-audit services of up to $25,000 and then request the audit committee to ratify his decision.

During 2017, no services provided to AudioCodes by Kost Forer Gabbay & Kasierer were approved by the audit committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. We approve all such compensation by the audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2017, we repurchased an aggregate of 3,749,462 of our ordinary shares for an aggregate consideration of approximately $25.6 million, as set forth below:

Period	(a) Total Number of Ordinary Shares Purchased (1)	(b) Average Price Paid per Ordinary Share ($) (2)	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Program	(d) Approximate Dollar Value of Shares That May Yet be repurchased under the Program ($)
				23,816,664
January 1 – January 31, 2017	545,212	6.37	545,212	20,329,548
February 1 – February 28, 2017	197,571	7.00	197,571	18,941,020
March 1 – March 31, 2017	362,825	6.74	362,825	16,483,671
April 1 – April 30, 2017	-	-	-	16,483,671
May 1 – May 31, 2017	153,018	6.63	153,018	30,464,975
June 1 – June 30, 2017	285,406	6.39	285,406	28,632,775
July 1 – July 31, 2017	280,393	6.51	280,393	26,799,489
August 1 – August 31, 2017	383,676	6.74	383,676	24,202,119
September 1 – September 30, 2017	276,037	6.98	276,037	22,268,083
October 1 – October 31, 2017	445,853	7.30	445,853	19,000,232
November 1 – November 30, 2017	475,600	6.87	475,600	35,720,135
December 1 – December 31, 2017	343,871	7.15	343,871	33,252,370
Total in 2017	3,749,462	6.79	3,749,462	33,252,370

(1) On August 7, 2014, we announced that our Board had authorized a program to repurchase up to $3 million of our ordinary shares. In November 2014, we received court approval in Israel to repurchase up to an additional $15 million of our ordinary shares. In May 2015, we received court approval in Israel to repurchase up to an additional $15 million of our ordinary shares. In each of January, May and October 2016, we received court approval in Israel to repurchase up to an additional $15 million of our ordinary shares for an aggregate approval of up to an additional $45 million of our ordinary shares. In May and November 2017, the court approved an additional of $15 million and $20 million in share repurchases, respectively. The Israeli court generally limits its approval to six months from the date of application. Consequently, although the program does not have a set end date, it requires renewal each 6 months by submitting new court application based on the then prevailing facts. No shares were repurchased during 2017 other than through the repurchase program.

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

A foreign private issuer that elects to follow a home country practice instead of Nasdaq requirements must submit to Nasdaq in advance a written statement from an independent counsel in its home country certifying that its practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq’s corporate governance rules.

For a discussion of the requirements of Israeli law with respect to these matters, see Item 6.C - “Directors, Senior Management and Employees - Board Practices,” and Item 10.B - “Additional Information - Memorandum and Articles of Association.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages 1 to 50 of the financial statements attached hereto.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit		Incorporated by Reference
No.	Document	Form	File No.	Date Filed

1.1‡	Memorandum of Association of Registrant.	F-1	333-10352	5/13/1999

1.2	Articles of Association of Registrant, as amended.	20-F (2011)	000-30070	4/19/2012

4.3	License Agreement between AudioCodes Ltd. and DSP Group, Inc., dated as of May 6, 1999.	F-1	333-10352	5/22/1999

4.12	Sublease Agreement between AudioCodes USA, Inc. and Continental Resources, Inc., dated December 30, 2003.	20-F (2003)	000-30070	6/30/2004

4.13	Addendum No. 2, dated November 6, 2013, to Sublease Agreement, dated December 30, 2003, between Continental Resources, Inc., as landlord, and AudioCodes USA Inc., as tenant.	6-K	000-30070	3/04/2014

4.13	Employment Agreement between AudioCodes Ltd. and Shabtai Adlersberg.	6-K	000-30070	11/12/2009

4.14	Amendment No. 1 to Employment Agreement between AudioCodes Ltd. and Shabtai Adlersberg.	6-K	000-30070	8/8/2013

4.15†	Building and Tenancy Lease Agreement, dated May 11, 2007, by and between Airport City Ltd. and AudioCodes Ltd.	20-F (2006)	000-30070	6/27/2007

4.16†	English Summary of Addendum, dated September 23, 2013, to Lease and Construction Agreement of November 14, 2000, between Airport City Ltd., as landlord and AudioCodes Ltd., as tenant.	6-K	000-30070	1/6/2014

4.17	AudioCodes Ltd. 2008 Equity Incentive Plan.	20-F (2008)	000-30070	6/30/2009

4.18	Amendment to AudioCodes Ltd. 2008 Equity Incentive Plan.	S-8	333-170676	11/18/2010

4.19	Amendment No. 2 to AudioCodes Ltd. 2008 Equity Incentive Plan.	S-8	333-190437	8/7/2013

4.21‡	Loan Requests, dated September 27, 2011, between First International Bank of Israel, as lender, and AudioCodes Ltd., as borrower.	20-F (2012)	000-30070	4/11/2013

4.22‡	Restated Undertaking Letter to First International Bank of Israel, dated May 6, 2008.	20-F (2012)	000-30070	4/11/2013

4.23‡	Amendments to Undertaking Letter to First International Bank of Israel, dated September 15, 2009, February 16, 2009, September 26, 2011, December 29, 2011 and July 23, 2012.	20-F (2012)	000-30070	4/11/2013

4.25‡	Secured Bond, dated July 14, 2008, delivered by AudioCodes Ltd., as borrower, in favor of Bank Mizrahi Tefahot Ltd., as lender.	20-F (2012)	000-30070	4/11/2013

4.26‡	Undertaking Letter to Bank Mizrahi Tefahot Ltd, dated December 12, 2011.	20-F (2012)	000-30070	4/11/2013

4.27‡	Deed of Pledge of Rights, dated December 12, 2011, delivered by AudioCodes Ltd., as borrower, in favor of Bank Mizrahi Tefahot Ltd., as lender.	20-F (2012)	000-30070	4/11/2013

4.28‡	Amendment to Undertaking Letter to Bank Mizrahi Tefahot Ltd., dated July 23, 2012.	20-F (2012)	000-30070	4/11/2013

4.29‡	Loan Requests, dated September 27, 2011, between Bank Leumi Israel Ltd., as lender, and AudioCodes Ltd., as borrower.	20-F (2012)	000-30070	4/11/2013

4.30‡	Undertaking Letter to Bank Leumi Israel Ltd., dated December 12, 2011.	20-F (2012)	000-30070	4/11/2013

4.31‡	Amendment to Undertaking Letter to Bank Leumi Israel Ltd., dated July 24, 2012.	20-F (2012)	000-30070	4/11/2013

4.32	Form of Insurance, Indemnification and Exculpation Agreement between the Registrant and each of its directors and executive officers.	6-K	000-30070	11/10/2011

4.33	Form of AudioCodes Ltd. Executive Compensation Policy.	6-K	000-30070	8/8/2013

4.34	Summary of Request For Receipt Of A Loan In Foreign Currency - The First International Bank Of Israel Ltd.	20-F (2015)	000-30070	3/29/16

8.1*	Subsidiaries of the Registrant.

12.1*	Certification of Shabtai Adlersberg, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Niran Baruch, Vice President Finance and Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification by Vice President Finance and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

101.1*	Interactive Data Files (XBRL-Related Documents).

†	English summary of Hebrew original.
‡	English translation of Hebrew original.
*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

AUDIOCODES LTD.

By:	/s/ SHABTAI ADLERSBERG
Shabtai Adlersberg
President and Chief Executive Officer

Date: March 26, 2018

AUDIOCODES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

IN U.S. DOLLARS

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

AUDIOCODES LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AudioCodes Ltd. (the "Company") as of December 31, 2017 and 2016 and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2017, and related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 26, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ Kost Forer Gabbay & Kasierer

Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global

We have served as the Company's auditor since 1997.

Tel-Aviv, Israel
March 26, 2018

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

AUDIOCODES LTD.

Opinion on Internal Control over Financial Reporting

We have audited AudioCodes Ltd.'s (the "Company") internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and our report dated March 26, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures, as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ Kost Forer Gabbay & Kasierer

Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global

Tel-Aviv, Israel
March 26, 2018

AUDIOCODES LTD.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2016	2017

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$24,344	$24,235
Short-term and restricted bank deposits	3,401	2,739
Short-term marketable securities and accrued interest	6,778	7,087
Trade receivables (net of allowance for doubtful accounts of $2,573 and $790 at December 31, 2016 and 2017, respectively)	25,448	22,059
Other receivables and prepaid expenses	3,377	4,693
Inventories	16,333	16,563

Total current assets	79,681	77,376

LONG-TERM ASSETS:
Long-term marketable securities	29,540	20,475
Long-term restricted bank deposits and accrued interest	5,407	4,207
Deferred tax assets	11,607	6,685
Severance pay funds	17,820	20,138

Total long-term assets	64,374	51,505

PROPERTY AND EQUIPMENT, NET	3,867	3,835

INTANGIBLE ASSETS, NET	2,832	2,000

GOODWILL	36,222	36,222

Total assets	$186,976	$170,938

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED BALANCE SHEETS (Cont.)
U.S. dollars in thousands, except share and per share data

	December 31,
	2016	2017

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$3,451	$2,519
Trade payables	7,710	5,639
Other payables and accrued expenses	18,618	20,786
Deferred revenues	14,951	16,417

Total current liabilities	44,730	45,361

LONG-TERM LIABILITIES:
Accrued severance pay	18,941	21,228
Long-term bank loans, net of current maturities	8,493	6,237
Deferred revenues and other liabilities	6,153	5,731

Total long-term liabilities	33,587	33,196

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 100,000,000 shares at December 31, 2016 and 2017; Issued: 55,777,786 and 56,558,952 shares at December 31, 2016 and 2017, respectively; Outstanding: 32,411,296 and 29,443,000 shares at December 31, 2016 and 2017, respectively	101	93
Additional paid-in capital	243,082	248,176
Treasury stock at cost- 23,366,490 and 27,115,952 shares at December 31, 2016 and 2017, respectively	(89,923)	(115,476)
Accumulated other comprehensive loss	(203)	(44)
Accumulated deficit	(44,398)	(40,368)

Total shareholders' equity	108,659	92,381

Total liabilities and shareholders' equity	$186,976	$170,938

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Year Ended December 31,
	2015	2016	2017

Revenues:
Products	$101,990	$102,279	$107,482
Services	37,769	43,292	49,257

Total revenues	139,759	145,571	156,739

Cost of revenues:
Products	47,227	46,935	47,445
Services	9,744	10,295	11,449

Total cost of revenues	56,971	57,230	58,894

Gross profit	82,788	88,341	97,845

Operating expenses:
Research and development, net	27,996	29,139	30,348
Selling and marketing	43,360	45,084	48,954
General and administrative	8,726	6,364	8,893

Total operating expenses	80,082	80,587	88,195

Operating income	2,706	7,754	9,650
Financial income (expenses), net	442	(160)	(10)

Income before taxes on income	3,148	7,594	9,640
Tax benefit (taxes on income)	(2,782)	8,644	(5,610)

Net income	$366	$16,238	$4,030

Earnings per share
Basic	$0.01	$0.46	$0.13
Diluted	$0.01	$0.45	$0.13

Weighted average number of shares used in computations of earnings per share:
Basic	40,178,292	35,173,562	31,103,703
Diluted	40,564,945	35,778,854	32,168,362

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars in thousands

	Year Ended December 31,
	2015	2016	2017

Net income	$366	$16,238	$4,030

Other comprehensive income (loss) ("OCI") related to:
Change in unrealized gains (losses) on marketable securities, net of tax:
Gain (loss) on marketable securities recognized in OCI	(35)	376	17
Loss (gain) on marketable securities recognized in income	13	(27)	-
Other comprehensive income (loss), related to unrealized loss on marketable securities available-for-sale	(22)	349	17

Change in unrealized gains (losses) on cash flow hedges:
Gain on derivatives recognized in OCI	374	608	1,739
Loss on derivatives (effective portion) recognized in income	(228)	(1,023)	(1,597)

Other comprehensive income (loss), related to unrealized gains (loss) on cash flow hedges	146	(415)	142

Other comprehensive income (loss)	124	(66)	159

Total comprehensive income	$490	$16,172	$4,189

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands

				Accumulated
		Additional		other
	Share	paid-in	Treasury	comprehensive	Accumulated	Total
	capital	capital	stock	loss	deficit	equity

Balance as of January 1, 2015	$125	$235,760	$(41,032)	$(261)	$(60,871)	$133,721

Purchase of treasury stock	(13)	-	(19,510)	-	-	(19,523)
Issuance of shares upon exercise of options and warrants	*)	392	-	-	-	392
Share-based compensation related to options and RSUs granted to employees and non-employees	-	2,373	-	-	-	2,373
Other comprehensive income	-	-	-	124	-	124
Net income	-	-	-	-	366	366

Balance as of December 31, 2015	112	238,525	(60,542)	(137)	(60,505)	117,453

Purchase of treasury stock	(13)	-	(29,381)	-	-	(29,394)
Issuance of shares upon exercise of options and warrants	2	2,012	-	-	-	2,014
Cumulative effect adjustment resulting from adoption of ASU 2016-09 (Note 2s)	-	131	-	-	(131)	-
Share-based compensation related to options and RSUs granted to employees and non-employees	-	2,414	-	-	-	2,414
Other comprehensive loss	-	-	-	(66)	-	(66)
Net income	-	-	-	-	16,238	16,238

Balance as of December 31, 2016	101	243,082	(89,923)	(203)	(44,398)	108,659

Purchase of treasury stock	(10)	-	(25,553)	-	-	(25,563)
Issuance of shares upon exercise of options and warrants	2	2,787	-	-	-	2,789
Share-based compensation related to options and RSUs granted to employees and non-employees	-	2,307	-	-	-	2,307
Other comprehensive income	-	-	-	159	-	159
Net income	-	-	-	-	4,030	4,030

Balance as of December 31, 2017	$93	$248,176	$(115,476)	$(44)	$(40,368)	$92,381

*) Representing amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year Ended December 31,
	2015	2016	2017

Cash flows from operating activities:

Net income	$366	$16,238	$4,030
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,963	2,892	2,438
Amortization of marketable securities premiums and accretion of discounts, net	1,094	1,000	570
Realized loss (gain) on sale of marketable securities, net	13	(27)	-
Share-based compensation related to options and RSUs granted to employees and non-employees	2,373	2,414	2,307
Decrease in accrued interest on loans, marketable securities, convertible notes, and bank deposits	56	114	403
Decrease (increase) in deferred income tax assets	1,976	(9,475)	4,922
Decrease in trade receivables, net	5,575	174	3,389
Decrease (increase) in other receivables and prepaid expenses	1,777	732	(1,316)
Decrease (increase) in inventories	(2,013)	445	(230)
Increase (decrease) in trade payables	(2,987)	406	(2,071)
Increase (decrease) in other payables and accrued expenses and other liabilities	2,394	(596)	1,714
Increase in deferred revenues	3,758	3,195	1,640
Increase (decrease) in accrued severance pay, net	218	830	(31)

Net cash provided by operating activities	17,563	18,342	17,765

Cash flows from investing activities:

Purchase of property and equipment	(1,976)	(1,477)	(1,574)
Proceeds from sale of marketable securities	2,557	12,429	-
Decrease in short-term and restricted bank deposits	1,969	2,260	662
Proceeds from redemption of marketable securities upon maturity	2,711	3,215	8,116
Decrease (increase) in long-term bank deposits	1,032	(2,367)	1,200
Net cash paid for acquisition of a subsidiary	(1,960)	-	-

Net cash provided by investing activities	4,333	14,060	8,404

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)
U.S. dollars in thousands

	Year Ended December 31,
	2015	2016	2017

Cash flows from financing activities:

Purchase of treasury stock	(19,523)	(29,394)	(25,563)
Repayment of long-term bank loans	(4,685)	(5,353)	(3,504)
Proceeds from bank loans	6,264	6,000	-
Payment related to the acquisition of Mailvision	(233)	(233)	-
Proceeds from issuance of shares upon exercise of options and warrants	392	2,014	2,789

Net cash used in financing activities	(17,785)	(26,966)	(26,278)

Increase (decrease) in cash and cash equivalents	4,111	5,436	(109)
Cash and cash equivalents at the beginning of the year	14,797	18,908	24,344

Cash and cash equivalents at the end of the year	$18,908	$24,344	$24,235

Supplemental disclosure of cash flow activities:

Cash paid during the year for income taxes	$301	$612	$741

Cash paid during the year for interest	$329	$363	$297

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Business overview:

AudioCodes Ltd. (the "Company") and its subsidiaries (together the "Group") design, develop and market products and services for advanced voice networking and media processing solutions for the digital workplace. The Company enables enterprises and service providers to build and operate all-IP voice networks for unified communications, contact centers, and hosted business services. The Company offers a broad range of innovative products, solutions and services that are used by large multi-national enterprises and leading tier-1 operators around the world.

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

As of December 31, 2016 and 2017, there is no outstanding amount of MV Earn-Out liability.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

c.	Acquisition of Active Communications Europe. ("ACS"):

On December 31, 2015 the Company acquired 100% of the outstanding shares of ACS, a Dutch company which provides unified communications solutions. (See also Note 3).

d.	The Group is dependent upon sole source suppliers for certain key components used in its products, including certain digital signal processing chips. Although there are a limited number of manufacturers of these particular components, management believes that other suppliers could provide similar components at comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which could adversely affect the operating results of the Group and its financial position.

e.	The Group had a major customer in the years ended December 31, 2015, 2016 and 2017, which accounted for 15.0%, 16.7% and 17.5%, respectively, of the total revenues in those years. In addition, during the years ended December 31, 2015, 2016 and 2017, the Company had an additional major customer which accounted for 12.6%, 11.9% and 12.7%, respectively, of the total revenues in those years. No other customer accounted for more than 10% of the Group's revenues in those periods.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

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

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Accounting Standards Codification (ASC) 830, "Foreign Currency Matters". All transaction gains and losses of the remeasured

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

Short-term and restricted bank deposits are deposits with maturities of more than three months, but less than one year. The deposits are mainly in dollars and bear interest at an average rate of 0.72% and 0.95%, for the years ended December 31, 2016 and 2017, respectively. Short-term and restricted deposits are presented at cost. Any accrued interest on these deposits is included in other receivables and prepaid expenses.

In connection with long-term bank loans and their related covenants, the Company is required to maintain compensating balances with the banks and to maintain deposits in the same banks that provided the loans to the Company (see Note 10). In addition, the Company maintains restricted deposits in connection with foreign exchange derivatives and an office lease agreement (see also Note 11a). Out of the short-term and restricted bank deposits, a total of $3,401 and $2,739, are restricted short-term deposits as of December 31, 2016 and 2017, respectively.

f.	Marketable securities:

The Group accounts for investments in debt securities in accordance with ASC 320, "Investments-Debt and Equity Securities".

Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date.

As of December 31, 2016 and 2017, the Group classified all of its marketable securities as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in “accumulated other comprehensive loss” in shareholders’ equity. Realized gains and losses on sale of investments are included in “financial income (expenses), net” and are derived using the specific identification method for determining the cost of securities.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest on securities is included in "financial income (expenses), net".

The Group recognizes an impairment charge when a decline in the fair value of its investments in debt securities below the cost basis of such securities is considered to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Group's intent to sell, including whether it is more-likely-than-not that the Group will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired, the amount of impairment is recognized in the statements of operations and is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive loss.

For the years ended December 31, 2015, 2016 and 2017, no other-than-temporary impairment losses have been identified.

g.	Inventories:

Inventories are stated at the lower of cost or net realizable value. Cost is determined as follows:

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

h.	Long-term restricted bank deposits:

Bank deposits and the related accrued interest with maturities of more than one year are included in long-term investments and presented at their cost. Accrued interest that is payable within a one-year period is included in other receivables and prepaid expenses. The deposits are denominated in dollars and bear interest at an average rate of 1.50% and 2.05%, for the years ended December 31, 2016 and 2017, respectively. Out of the total long-term bank deposits, a total of $5,407 and $4,207, are restricted long-term deposits as of December 31, 2016 and 2017, respectively.

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

The Group's long-lived assets are reviewed for impairment in accordance with ASC 360-10-35, "Property, Plant and Equipment - Subsequent Measurement", whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. Recoverability of assets (asset group) to be held and used is measured by a comparison of the carrying amount of an asset (asset group) to the future undiscounted cash flows expected to be generated by the asset if such assets are considered to be impaired. The impairment to be recognized is measured by the amount by which the carrying amount of the assets (asset groups) exceeds the fair value of the assets (asset groups). During the years ended December 31, 2015, 2016 and 2017, no impairment losses had been identified for property and equipment.

j.	Intangible assets:

Intangible assets are comprised of acquired technology, customer relations and licenses. Intangible assets that are not considered to have an indefinite useful life are amortized using the straight-line basis over their estimated useful lives, which range from 4.5 to 10 years. Recoverability of these assets is measured by a comparison of the carrying amount of the asset to the undiscounted future cash flows expected to be generated by the assets. If the assets are considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired assets.

During the years ended December 31, 2015, 2016 and 2017, no impairment losses have been identified with respect to intangible assets.

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

For each of the three years in the period ended December 31, 2017, the Group performed an annual impairment analysis, using market capitalization, and no impairment losses have been identified.

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

However, as the Group's products contain a significant element of proprietary technology and its solutions offer substantially different features and functionality, the comparable pricing of products with similar functionality typically cannot be obtained. Additionally, as the Group is unable to reliably determine what competitor's products' selling prices are on a stand-alone basis, the Group is not typically able to determine TPE. The ESP is established considering multiple factors including, but not limited to, pricing practices in different geographical areas and through different sales channels, gross margin objectives, internal costs, competitors' pricing strategies, and industry technology lifecycles. The selling price of the products was based on ESP. Maintenance and professional services selling prices were based on either VSOE or ESP.

The Group limits the amount of revenue recognition for delivered elements to the amount that is not contingent on the future delivery of products or services or subject to customer- specific return or refund privileges. The Group evaluates each deliverable in an arrangement to determine whether they represent separate units of accounting.

The Group grants to certain customers a right of return or the ability to exchange a specific percentage of the total price paid for products they have purchased over a limited period for other products. The Group maintains a provision for product returns and exchanges and other incentives based on its experience with historical sales returns, analysis of credit memo data and other known factors, in accordance with ASC 605. The provision was deducted from revenues and amounted to $1,948 and $2,174, as of December 31, 2016 and 2017, respectively.

Revenues from the sale of products which were not yet determined to be final sales due to acceptance provisions are deferred and included in deferred revenues. In cases where collectability is not probable, revenues are deferred and recognized upon collection.

Deferred revenues include amounts invoiced to customers for which revenue has not yet been recognized.

m.	Warranty costs:

The Group usually provides a warranty period of 12 months at no extra charge. The Group estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Group's warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Group periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary. As of December 31, 2016 and 2017, the provision for warranty amounted to $349 and $339, respectively.

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

Participation grants from the Israel National Authority for Technology and Innovation (formerly known as the Office of the Chief Scientist) of the Israeli Ministry of Economy and Industry ("NATI") for research and development activity are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of research and development costs. Research and development grants recognized during the years ended December 31, 2015, 2016 and 2017 were $5,448, $7,335 and $8,290, respectively.

o.	Income taxes:

The Group accounts for income taxes in accordance with ASC 740, "Income Taxes" ("ASC 740"). ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and for carry forward tax losses. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group records a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more-likely-than-not that some portion of or the entire  amount of the deferred tax asset will not be realized.

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

The Company accounts for comprehensive income (loss) in accordance with ASC topic 220, "Comprehensive Income". This statement establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders.

The components of AOCI were as follows:

	Unrealized gains (losses) on available- for-sale marketable securities	Unrealized gains (losses) on cash flow hedges	Total

Balance as of January 1, 2017	$(61)	$(142)	$(203)

Other comprehensive income before reclassifications	17	1,739	1,756
Amounts reclassified from AOCI	-	(1,597)	(1,597)
Other comprehensive income (loss)	17	142	159

Balance as of December 31, 2017	$(44)	$-	$(44)

The effects on net income of amounts reclassified from AOCI for the year ended December 31, 2017 derive from realized gains on cash flow hedges recorded in operating expenses and from realized gains on available-for-sale marketable securities recorded in financial expenses (income).

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

r.	Basic and diluted earnings per share:

Basic earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year, plus potential dilutive ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings per Share".

Certain outstanding share options, restricted share units ("RSUs") and warrants have been excluded from the calculation of the diluted earnings per share since such securities are anti-dilutive for all years presented. The total weighted average number of shares related to the outstanding options, RSUs and warrants that have been excluded from the calculation of diluted earnings (loss) per share was 2,250,433, 1,927,281 and 317,186 for the years ended December 31, 2015, 2016 and 2017, respectively.

s.	Accounting for share-based compensation:

The Company accounts for share-based compensation in accordance with ASC 718, "Compensation-Stock Compensation" ("ASC 718"). ASC 718 requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of operations.

The Company recognizes compensation expenses for the value of its awards based on the accelerated method over the requisite service period of each of the awards. Prior to January 1, 2016, share-based compensation expense was recorded net of estimated forfeitures in the Company’s consolidated statements of operations and, accordingly, was recorded for only those share-based awards that the Company expected to vest.

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

The weighted-average estimated fair value of employee stock options granted during the years ended December 31, 2015, 2016 and 2017, was $2.04, $2.01 and $3.05 per share, respectively, using the Black-Scholes option pricing formula. Fair values were estimated using the following weighted-average assumptions (annualized percentages):

	Year Ended December 31,
	2015	2016	2017

Dividend yield	0%	0%	0%
Expected volatility	53.32%-55.86%	47.64%-52.95%	41.78%-47.25%
Risk-free interest	1.14%-1.74%	1.11%-1.86%	1.81%-2.14%
Expected life	4.75-5.43 years	4.76-5.30 years	4.77-5.28 years

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

The Company estimated the forfeiture rate based on historical forfeitures of equity awards and adjusted the rate to reflect changes in facts and circumstances, if any. The Company revised its estimated forfeiture rate if actual forfeitures differed from its initial estimates. Effective as of January 1, 2016, the Company adopted a change in accounting policy in accordance with Accounting Standards Update 2016-09, "Compensation Stock Compensation (Topic 718)" (“ASU 2016-09”) to account for forfeitures as they occur. The change was applied on a modified retrospective basis with a cumulative effect adjustment to retained earnings of $131 (which increased the accumulated deficit) as of January 1, 2016. No prior periods were recast as a result of this change in accounting policy.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The total share-based compensation expenses relating to all of the Company's share-based awards recognized for the years ended December 31, 2015, 2016 and 2017 were included in items of the consolidated statements of operations, as follows:

	Year Ended December 31,
	2015	2016	2017

Cost of revenues	$101	$118	$84
Research and development expenses, net	429	459	383
Selling and marketing expenses	1,061	1,101	1,024
General and administrative expenses	782	736	816
Total share-based compensation expenses	$2,373	$2,414	$2,307

t.	Treasury stock:

The Company has repurchased its ordinary shares from time to time in the open market or, in 2016, pursuant to a self-tender offer in Israel and in the U.S., and holds such repurchased shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders' equity. See also Note 12a.

u.	Severance pay:

The liability for severance pay for Israeli employees is calculated pursuant to Israel's Severance Pay Law, 1963 (the "Severance Pay Law"), based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date for all employees in Israel. Employees who have been employed for more than a one-year period are entitled to one month's salary for each year of employment or a portion thereof. The Group's liability for all of its Israeli employees is fully provided for by monthly deposits with severance pay funds, pension funds, insurance policies and by an accrual. The value of these deposits is recorded as an asset in the Company's consolidated balance sheet.

The deposited funds include profits accumulated up to the consolidated balance sheets date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to the Severance Pay Law or labor agreements.

Since March 2011, the Group's agreements with new Israeli employees are under Section 14 of the Severance Pay Law. The Group's contributions for severance pay have replaced its severance pay obligation. Upon contribution of the full amount of the employee's monthly salary for each year of service, no additional calculations are conducted between the parties regarding the matter of severance pay and no additional payments are made by the Group to the employee upon termination. The Group is legally released from the obligations to employees once the deposit amounts have been paid, and therefore the severance pay liability is not reflected in the balance sheet.

Severance pay expenses for the years ended December 31, 2015, 2016 and 2017, amounted to $2,153, $3,217 and $2,631, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Employee benefit plan:

The Group has 401(k) defined contribution plans covering employees in the U.S. All eligible employees may elect to contribute a portion of their annual compensation to the plan through salary deferrals, subject to the IRS limit of $18 during the years ended December 31, 2016 and 2017, plus a catch-up contribution of $6 for participants age 50 or over. The Group matches 50% of employees’ contributions, up to a maximum of 6% of the employees' annual pay. In the years ended December 31, 2015, 2016 and 2017, the Group matched contributions in the amount of $287, $286 and $287, respectively.

w.	Advertising expenses:

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2015, 2016 and 2017 amounted to $604, $687 and $442, respectively.

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

The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term and restricted bank deposits, trade receivables, trade payables, other receivables and prepaid expenses and other payables and accrued expenses approximate their fair value due to the short-term maturity of such instruments. The fair value of long-term bank loans also approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

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

The Group accounts for its derivative instruments as either assets or liabilities and carries them at fair value. Derivative instruments that are not designated and qualified as hedging instruments must be adjusted to fair value through earnings. The changes in fair value of such instruments are included as gain or loss in "financial income (expenses), net" at each reporting period.

For derivative instruments that hedge the exposure to variability in expected future cash flows that are designated as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive loss in equity and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings and is classified as payroll and rent expenses. The ineffective portion of the gain or loss on the derivative instrument is recognized in current earnings and included in "financial income (expenses), net". To receive hedge accounting treatment, cash flow hedges must be highly effective in offsetting changes to expected future cash flows on hedged transactions.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z.	Impact of recently issued accounting pronouncements:

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”), which amends the existing accounting standards for revenue recognition. The core principle of the ASU is that an entity should recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. ASU 2014-09 requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments. The Company plans to adopt ASU 2014-09 on January 1, 2018, using the modified retrospective method of adoption. The Company is substantially complete with its evaluation of the impact of adopting ASU 2014-09 on its consolidated financial statements and does not expect significant changes in the timing or method of its revenue recognition. The Company has identified and implemented changes to its accounting processes and controls to support the new revenue recognition and disclosure requirements. In connection with adopting ASU 2014-09, the Company expects to record a cumulative-effect adjustment to retained earnings of $180 on January 1, 2018. This adjustment primarily relates to the deferral of costs to obtain a contract that were previously expensed at the beginning of the contract period.

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)" ("ASU 2016-02"), whereby, lessees will be required to recognize for all leases at the commencement date a lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under ASU 2016-02, lessor accounting is largely unchanged. A modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements must be applied. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Companies may not apply a full retrospective transition approach. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018. Early adoption is permitted. The Company is evaluating the potential impact of ASU 2016-02 on its consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments-Credit Losses (Topic 326)" ("ASU 2016-13"). ASU 2016-13 requires that financial assets measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis. The measurement of expected credit losses is based upon historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. ASU 2016-13 will become effective for annual and interim periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently evaluating the impact of ASU 2016-13 on its consolidated financial statements and related disclosures.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments" ("ASU 2016-15"). ASU 2016-15 will make eight targeted changes to how cash receipts and cash payments are presented and classified in the statement of cash flows. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017. ASU 2016-15 will require adoption on a retrospective basis unless it is impracticable to apply, in which case it would be required to apply the amendments prospectively as of the earliest date practicable. The Company does not expect the adoption of ASU 2016-15 to have a material impact on its consolidated financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows: Amendment to Restricted Cash" ("ASU 2016-18"), on the classification and presentation of changes in restricted cash on the statement of cash flows. Amounts generally described as restricted cash and restricted cash equivalents will be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 is effective for fiscal years beginning after December 15, 2017. The Company is currently evaluating the effect of ASU 2016-18 on its financial statements and related disclosures.

In January 2017, the FASB issued ASU 2017-04, "Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment" ("ASU 2017-04"). ASU 2017-04 eliminates the requirement to measure the implied fair value of goodwill by assigning the fair value of a reporting unit to all assets and liabilities within that unit (the "Step 2 test") from the goodwill impairment test. Instead, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited by the amount of goodwill in that reporting unit. ASU 2017-04 will become effective for the Company beginning January 1, 2020 and must be applied to any annual or interim goodwill impairment assessments after that date. Early adoption is permitted. The Company is currently evaluating the effect of ASU 2017-04 on its consolidated financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, "Stock Compensation – Scope of Modification Accounting" ("ASU 2017-09"), guidance that clarifies that all changes to share-based payment awards are not necessarily accounted for as a modification. Under ASU 2017-09, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award changes as a result of the change in terms or conditions. ASU 2017-09 is effective prospectively beginning January 1, 2018. ASU 2017-09 will apply to any future modifications. The Company does not expect ASU 2017-09 to have a material impact on its consolidated financial statements and related disclosures.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In August 2017, the FASB issued ASU No. 2017-12, "Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities" ("ASU 2017-12"). The objectives of ASU 2017-12 are to improve the financial reporting of hedging relationships to better portray the economic results of an entity's risk management activities in its financial statements and to make certain targeted improvements to simplify the application of the hedge accounting guidance in current GAAP. ASU 2017-12 is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. The Company is currently evaluating the effect of the adoption of ASU 2017-12 on its consolidated financial statements and related disclosures.

NOTE 3:-	ACQUISITION OF ACS

On December 31, 2015 (the "Closing Date"), the Company entered into a share purchase agreement, according to which the Company acquired 100% of the outstanding shares of ACS. Following the transaction, ACS became a wholly-owned subsidiary of the Company.

As part of the share purchase agreement, the Company agreed to pay an earn-out amount based on the sales of the Company’s products related to ACS technology (the “ACS Products”). The earn-out amount is calculated based on: (a) 20% of the net revenues from ACS Products (the "ACS Revenues") after the first $2,000 of ACS Revenues up to an earn-out payment of $2,000, plus (b) an additional amount of 10% of ACS Revenues after the first $20,000 of ACS Revenues (the "ACS Earn-Out").

The acquisition was accounted for using the purchase method. The $4,109 purchase price for the acquisition was composed of the following amounts: (i) a $2,000 payment in cash payable on the Closing Date, and (ii) $2,109, which represented the fair value of the ACS Earn-Out.

In addition, the Company agreed to pay $500 after 12 months and an additional $500 after 24 months following the Closing Date upon meeting cumulative conditions (including service conditions) for each of these two periods (the "Deferred Payments"). The Deferred Payments were recorded as payroll expenses during the periods for which the deferred payments remain contingent. The Company recorded $750 and $198 expenses related to the Deferred Payments during the years ended December 31, 2016 and 2017 respectively. In February 2017 and in March 2018, the Company paid $448 and $500, respectively in relation to the deferred payments. In addition, in March 2018, the Company paid $151 in relation to the ACS Earn-Out.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	ACQUISITION OF ACS (Cont.)

The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed at the acquisition date:

Current assets	$305
Property and equipment	20
Technology	1,917
Customer relationships	312

Total identifiable assets acquired	2,554

Current liabilities	(361)
Deferred tax liability	(557)

Total identifiable liabilities assumed	(918)

Net identifiable assets acquired	1,636
Goodwill	2,473

Net assets acquired	$4,109

The Company allocated the acquired assets and liabilities assumed based on a purchase price allocation.

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

Since the actual revenues from ACS products in the years ended December 31, 2016 and 2017 and the expected revenues of ACS products in 2017 and 2018 were lower than the Company’s expectation, the Company recorded income of $1,674 and $118 in the years ended December 31, 2016 and 2017, respectively, as a reversal of the previously recorded Earn-Out liability. Such income is included as an offset to general and administrative expenses in the consolidated statements of operations for the years ended December 31, 2016 and 2017.

As of December 31, 2016 and 2017, the estimated fair value of the Earn-Out amounted to $487 and $378, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:-	MARKETABLE SECURITIES AND ACCRUED INTEREST

The following is a summary of available-for-sale marketable securities:

	December 31, 2016
	Amortized	Unrealized	Unrealized	Fair
	cost	gains	losses	Value

Corporate bonds:
Maturing within one year	$6,479	$4	$(5)	$6,478
Maturing between one to three years	29,602	32	(94)	29,540
Accrued interest	300	-	-	300

	$36,381	$36	$(99)	$36,318

	December 31, 2017
	Amortized	Unrealized	Unrealized	Fair
	cost	gains	losses	Value

Corporate bonds:
Maturing within one year	$6,883	$-	$(9)	$6,874
Maturing between one to two years	20,510	10	(45)	20,475
Accrued interest	213	-	-	213

	$27,606	$10	$(54)	$27,562

These investments were issued by highly rated corporations. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Group's investment. As of December 31, 2016 and 2017, the Group did not have any investment in marketable securities that were in an unrealized loss position for a period of twelve months or greater. Since the Group had the ability and intent to hold these investments until an anticipated recovery of fair value, which may be until maturity, the Group did not consider these investments to be other-than-temporarily impaired as of December 31, 2016 and 2017. Unrealized gains (losses) are valued using alternative pricing sources and models utilizing observable market inputs.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 5:-	INVENTORIES

	December 31,
	2016	2017

Raw materials	$5,779	$5,146
Finished products	10,554	11,417

	$16,333	$16,563

In the years ended December 31, 2015, 2016 and 2017, the Group wrote-off inventories in a total amount of $724, $2,173 and $1,946, respectively.

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2016	2017

Cost:
Computers and peripheral equipment	$28,799	$29,806
Office furniture and equipment	11,707	12,099
Leasehold improvements	3,395	3,553

	43,901	45,458
Accumulated depreciation:
Computers and peripheral equipment	27,104	28,295
Office furniture and equipment	10,501	10,723
Leasehold improvements	2,429	2,605

	40,034	41,623

Depreciated cost	$3,867	$3,835

Depreciation expenses amounted to $1,761, $1,700 and $1,606 for the years ended December 31, 2015, 2016 and 2017, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:-	INTANGIBLE ASSETS, NET

		Useful life	December 31,
		(years)	2016	2017

a.	Impaired cost:
	Acquired technology and license	5 - 10	$19,857	$19,857
	Customer relationship	4.5 - 9	4,750	4,750

			24,607	24,607
	Accumulated amortization:
	Acquired technology and license		17,292	18,008
	Customer relationship		4,483	4,599

			21,775	22,607

	Amortized cost		$2,832	$2,000

b.	Amortization expenses related to intangible assets amounted to $1,202, $1,192 and $832 for the years ended December 31, 2015, 2016 and 2017, respectively.

c.	Expected amortization expenses are as follows:

Year ending December 31,

2018	$749
2019	354
2020	334
2021	282
Thereafter	281

$2,000

NOTE 8:-	FAIR VALUE MEASUREMENTS

In accordance with ASC 820, the Group measures its foreign currency derivative instruments, marketable securities and Earn-Out liability related to the acquisition of ACS, at fair value. Investments in foreign currency derivative instruments and marketable securities are classified within Level 2 of the fair value hierarchy. This is because these assets are valued using alternative pricing sources and models utilizing market observable inputs. The Earn-Out liability related to the acquisition of ACS is classified within Level 3 of the fair value hierarchy because this liability is based on present value calculations and an external valuation model whose inputs include market interest rates, estimated operational capitalization rates and volatilities. Unobservable inputs used in this model are significant.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:-	FAIR VALUE MEASUREMENTS (Cont.)

The Group's financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates:

	December 31, 2016
	Fair value measurements using input type
	Level 2	Level 3	Total

Financial liabilities related to foreign currency derivative hedging contracts	$(142)	$-	$(142)
Marketable securities	36,318	-	36,318
Earn-Out liability related to the acquisition of ACS	-	(487)	(487)

Total financial net assets (liabilities)	$36,176	$(487)	$35,689

	December 31, 2017
	Fair value measurements using input type
	Level 2	Level 3	Total

Marketable securities	27,562	-	27,562
Earn-Out liability related to the acquisition of ACS	-	(378)	(378)

Total financial net assets (liabilities)	$27,562	$(378)	$27,184

Fair value measurements using significant unobservable inputs (Level 3):

Balance at January 1, 2017	$(487)
Adjustment due to change in the forecast of earn-out consideration	118
Adjustment due to time change value	(9)

Balance at December 31, 2017	$(378)

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2016	2017

Payroll and other employee related accruals	$4,214	$4,346
Vacation accrual	3,096	3,680
Royalties provision	1,170	1,620
Government authorities	979	1,105
Accrued expenses	8,517	9,373
Others	642	662

	$18,618	$20,786

NOTE 10:-	LONG-TERM BANK LOANS

In September and December 2011, the Company entered into loan agreements with Israeli commercial banks that provided loans in the total principal amount of $23,750 (the "2011 Loans"). Certain amounts of the 2011 Loans were required to be maintained as compensating bank deposits that decrease as the loans are repaid. The 2011 Loans bear interest at LIBOR plus 2.1%-4.35% with respect to $19,850 of the original principal amount. The remaining $3,900 of original principal amount bear interest at 0.5% above the interest rate paid on the bank deposit. Of these 2011 Loans, $19,850 of the principal amount was repayable in 20 equal quarterly installments and the remaining $3,900 of principal amount was repayable in 10 equal semiannual payments through September 2017.

In December 2015, the Company entered into loan agreements with an Israeli commercial bank that provided loans in the total principal amount of $3,000 and Euro 3,000 (the "2015 Loans"). Certain amounts of the 2015 Loans are required to be maintained as a compensating bank deposit that decreases as the loans are repaid. The loans bear interest at LIBOR plus 1%-2.5% and are repayable in 20 equal quarterly installments through December 2020.

In December 2016, the Company entered into loan agreements with an Israeli commercial bank that provided loans in the total principal amount of $6,000 (the "2016 Loans"). Certain amounts of the 2016 Loans are required to be maintained as a compensating bank deposit that decreases over the repayment period of the loans. The loans bear interest at LIBOR plus 1.1%-2.5% and are repayable in 20 equal quarterly installments through December 2021.

As of December 31, 2016 and 2017, the banks have a lien on the Company's assets that secures the 2011 Loans, the 2015 Loans and the 2016 Loans. As of December 31, 2016 and 2017, the Company is required to maintain a total of $5,910 and $4,200, respectively, in compensating balances with the banks, to secure the 2011 Loans, the 2015 Loans and the 2016 Loans.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 10:-	LONG-TERM BANK LOANS (Cont.)

As of December 31, 2016 and 2017, the compensating balances are included in $1,710 and $1,200 of short-term and restricted bank deposits and $4,200 and $3,000 of long-term and restricted bank deposits, respectively. The amount of the compensating balances that is required decreases as the loans are repaid. The agreements with respect to the 2011 Loans, the 2015 Loans and the 2016 Loans require the Company, among other things, to meet certain financial covenants such as maintaining shareholders' equity, cash balances, and liabilities to banks at specified levels, as well as achieving certain levels of operating income (the "Covenants").

As of December 31, 2016 and 2017, the Company was in compliance with all of the Covenants.

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Group's facilities are leased under several lease agreements in Israel, Europe, Asia and the Americas for periods ending in 2024.

In addition, the Company has various operating lease agreements with respect to motor vehicles. The terms of the lease agreements are for 36 months, which expire on various dates, the latest of which is in 2020.

Future minimum rental commitments under non-cancelable operating leases are as follows:

Year ending December 31,

2018	$6,717
2019	6,075
2020	5,889
2021	5,643
2022 and thereafter	12,448

Total minimum lease payments *)	$36,772

*)	Minimum payments have been reduced by minimum sublease rental of $2,410 due in the future under non-cancelable subleases.

In connection with the Company's facilities lease agreement in Israel, the lessor has a lien of approximately $1,644 on certain bank deposits as of December 31, 2017. These deposits are included in short-term and restricted bank deposits.

Lease expenses for the years ended December 31, 2015, 2016 and 2017, were approximately $5,930, $5,784 and $6,027, respectively. Lease expenses for the years ended December 31, 2015, 2016 and 2017, include an offset for sublease rental of $960, $801 and $1,183, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Inventory purchase commitments:

The Group is obligated under certain agreements with its suppliers to purchase specified items of excess inventory which are expected to be utilized in 2018. As of December 31, 2017, non-cancelable purchase obligations were approximately $18,516.

c.	Royalty commitment to the NATI:

Under the research and development agreements of the Company and its Israeli subsidiaries with the NATI and pursuant to applicable laws, the Company and its Israeli subsidiaries are required to pay royalties at the rate of 1.3%-4.5% on sales to end customers of products developed with funds provided by the NATI, up to an amount equal to 100% of the NATI research and development grants received, linked to the dollar plus interest on the unpaid amount received based on the 12-month LIBOR rate (from the year the grant was approved) applicable to dollar deposits. The Company and its Israeli subsidiaries are obligated to repay the NATI for the grants received only to the extent that there are sales of the funded products.

The place of manufacturing of a product that was developed with the support of the NATI, or based on know-how developed with the support of the NATI, shall be in accordance with the Company's declaration in the application for support (including manufacturing abroad). In case the Company or any of its Israeli subsidiaries wish to transfer their manufacturing activities abroad, in addition to their statement in the application for support, they will be required to receive approval from the NATI research committee. The committee is entitled to increase both the royalty liability and the rate of the royalty payments. The increased repayment is calculated according to the percentage of the manufacturing activities that are intended to be carried out outside Israel, and can reach up to 300% of the original amount. When the manufacturing of the product is being done outside of Israel, the Company or any of its Israeli subsidiaries are required to pay an increased royalty rate of an additional 1%.

As of December 31, 2016 and 2017, the Company and its Israeli subsidiaries have a contingent obligation to pay royalties in the amount of approximately $52,717 and $58,155, respectively.

As of December 31, 2016 and 2017, the Company and its Israeli subsidiaries have paid or accrued royalties to the NATI in the amount of $6,186 and $8,350, respectively, which were recorded in cost of revenues.

On March 27, 2016, the Company received a notification from the NATI that, according to an audit conducted on their behalf, the Company is alleged to owe the NATI an amount of $999 for underpaid royalties. The Company has reviewed the findings and presented an appeal of the audit claims. In December 2017, the Company received a confirmation from NATI that the amount should be reduced by $720. The remaining amount is still under examination. The Company believes that it has paid the correct amount of royalties and has valid defenses to this claim.

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

e.	Legal proceedings:

1.	In January 2015, the Manufacturers Association of Israel ("MAI") filed a claim against the Company with the Israeli Labor Court, for unpaid handling charges, allegedly due for the years 2008 - 2013. In March 2017, the parties settled this claim.

2.	In January 2017, a complaint for patent infringement was filed against the Company’s subsidiary in the U.S. and against a customer of the Company. The parties settled this claim in June 2017.

3.	In July 2017, a complaint for patent infringement was filed against the Company’s subsidiary in the U.S. The complaint was settled in October 2017.

4.	In February 2018, a former employee filed a claim against the Company’s subsidiary in Brazil alleging that he is entitled to approximately $100 as a result of the termination of his employment by the subsidiary. The Company has denied all of his allegations and believes that it has valid defenses to this claim. At this early stage, the Company cannot predict the outcome of this claim.

NOTE 12:-	SHAREHOLDERS' EQUITY

a.	Treasury stock:

During the year ended December 31, 2014, the Company's Board of Directors approved a program to repurchase up to $3,000 of its ordinary shares (the "share repurchase program") which is the amount that the Company could repurchase according to Israeli law without further approval from an Israeli court. During the years ended December 31, 2016, 2015 and 2014, the Company received court approvals to purchase up to an additional $75,000 of its ordinary shares. In addition, in each of May and November 2017, the Company received court approval to purchase up to an additional $15,000 and $20,000, respectively, of its ordinary shares. The November 2017 court approval for share repurchases will expire on May 27, 2018.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

As part of the share repurchase program, on June 16, 2016, the Company commenced an offer in the U.S. and Israel to purchase up to 3,000,000 of its ordinary shares for $4.35 per share (the "Offer"). The Offer expired on July 20, 2016 and the Company purchased 3,000,000 of its ordinary shares, the maximum amount of shares subject to the Offer, at a price of $4.35 per share. The Company had $150 of legal and other expenses related to the Offer.

As of December 31, 2017, pursuant to the share repurchase program, the Company had repurchased a total of 27,115,952 of its ordinary shares at a total cost of $115,545 (of which 3,749,462 of its ordinary shares were repurchased during the year ended December 31, 2017 for aggregate consideration of $25,564).

b.	Employee and Non-employee Share Option Plan:

In 2008, the Company's Board of Directors approved the 2008 Equity Incentive Plan (the "Plan") that became effective in January 2009. Under the Plan, options and RSUs may be granted to employees, officers, non-employee consultants and directors of the Company. As of December 31, 2017, the total number of shares authorized for future grant under the Plan is 1,221,941.

Share options granted under the Plan are generally exercisable at the fair market value of the ordinary shares at the date of grant and usually expire seven or ten years from the date of grant. The options generally vest over four years from the date of grant. Any options that are forfeited or cancelled before expiration become available for future grants.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

The following is a summary of the Company's stock option activity and related information for the year ended December 31, 2017:

	Amount of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Options outstanding at beginning of year	3,353,457	$4.50	4.1	$6,346
Changes during the year:
Granted	264,543	$6.36
Exercised	(636,067)	$4.38
Forfeited	(105,291)	$4.86

Options outstanding at end of year	2,876,642	$4.68	3.7	$7,703

Options exercisable at end of year	1,850,677	$4.58	2.9	$5,151

The weighted-average grant-date fair value of options granted during the years ended December 31, 2015, 2016 and 2017 was $2.04, $2.01 and $3.05, per option, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing share price on the last trading day of the fiscal year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on the last trading day of the fiscal year. This amount changes based on the fair market value of the Company's ordinary shares.

Total intrinsic value of options exercised for the years ended December 31, 2015, 2016 and 2017 was $219, $1,583 and $1,562, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

The following is a summary of the Company's RSU activity and related information for the year ended December 31, 2017:

	Number of shares	Weighted average grant date fair value

RSUs outstanding at beginning of year	393,534	$4.38
Changes during the year:
Granted	333,962	$7.12
Vested	(145,099)	$4.61
Forfeited	(7,000)	$5.75

RSUs outstanding at end of year	575,397	$5.90

The following is a summary of warrants issued to non-employees for the year ended December 31, 2017:

	Number of shares	Weighted average exercise price

Warrants outstanding at beginning and end of year	5,000	$5.00

Warrants exercisable at end of year	3,750	$5.00

The Group recorded immaterial compensation expenses with respect to the grants of these warrants in accordance with ASC 505-50.

As of December 31, 2017, there was $3,293 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 1.09 years.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

The options and warrants outstanding as of December 31, 2017, have been separated into ranges of exercise prices, as follows:

Range of exercise price	Number of options outstanding as of December 31, 2017	Weighted average remaining contractual life	Weighted average exercise price	Number of options exercisable as of December 31, 2017	Weighted average exercise price of exercisable options
		(Years)

$0.00-1.10	5,875	0.54	$0.00	5,500	$0.00
$1.50-2.51	43,250	1.69	$2.04	43,250	$2.04
$2.57-4.00	980,805	3.00	$3.51	714,430	$3.43
$4.03-6.49	1,400,388	4.10	$4.90	821,671	$4.99
$6.51-8.23	451,324	3.95	$6.87	269,576	$6.88

	2,881,642	3.66	$4.69	1,854,427	$4.58

NOTE 13:-	TAXES ON INCOME

a.	Israeli taxation:

1.	Measurement of taxable income in U.S. dollars:

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

Therefore, the Company's income derived from the "Approved Enterprise" will be entitled to a tax exemption for a period of two years and to an additional period of five to eight years of reduced tax rates of 10% - 25% (based on the percentage of foreign ownership). The duration of tax benefits of reduced tax rates is subject to a limitation of the earlier of 12 years from commencement of production, or 14 years from the approval date. The Company utilized tax benefits from the first program in 1998 and has not been eligible for benefits since 2007.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

As of December 31, 2017, retained earnings included approximately $540 in tax-exempt income earned by the Company's "Approved Enterprise". The Company's Board of Directors has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's "Approved Enterprise". Tax-exempt income attributable to the "Approved Enterprise" cannot be distributed to shareholders without subjecting the Company to taxes except upon complete liquidation of the Company. If such retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the corporate tax rate between 10% and 25%, applicable to such profits as if the Company had not elected the alternative tax benefits and an income tax liability would be incurred by the Company up to a maximum amount of $180.

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the Investment Law, regulations published thereunder and the certificate of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2017, management believes that the Company is in compliance with all of the aforementioned conditions.

However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Investment Law as they were on the date of such approval. Therefore, the Company's existing "Approved Enterprises" are generally not subject to the provisions of the 2005 Amendment (see below). As a result of the 2005 Amendment, tax-exempt income generated under the provisions of the Investment Law, as amended, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record a deferred tax liability with respect to such tax-exempt income.

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

As of December 31, 2017, there was no taxable income attributable to the Beneficiary Enterprise.

In January 2011, another amendment to the Investment Law came into effect ("the 2011 Amendment"). According to the 2011 Amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Company's entire income subject to this amendment (the "Preferred Income"). Once an election is made, the Company's income will be subject to the amended tax rate of 16% from 2015 and thereafter (or 9% a preferred enterprise located in development area A).

The Company does not currently intend to adopt the 2011 Amendment and intends to continue to comply with the Investment Law as in effect prior to enactment of the 2011 Amendment.

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2016 and 2017 Budget Years), 2016 which includes Amendment 73 to the Investment Law ("Amendment 73") was published. According to Amendment 73, a preferred enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2016 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

The Amendment also prescribes special tax tracks for technological enterprises, which are subject to regulations that were issued by the Minister of Finance in May 2017. The new tax tracks under the Amendment are as follows: Technological Preferred Enterprise ("TPE") - an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion. A TPE, as defined in the Investment Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property (in development area A - a tax rate of 7.5%).

The Company has evaluated the effect on its financial statements of the transition to the preferred enterprise tax track, and as of the date of the approval of the financial statements, the Company believes that it will not transition to the preferred enterprise tax track. Accordingly, the Company did not adjust its deferred tax balances as of December 31, 2017. The Company's position may change in the future.

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

Eligibility for benefits under the Encouragement Law is not subject to receipt of prior approval from any governmental authority. No assurance can be given that the Israeli Tax Authorities will agree that the Company qualifies, that the Company will continue to qualify as an industrial company or that the benefits described above will be available to the Company in the future.

4.	Tax rates:

Taxable income of the Company is subject to a corporate tax rate as follow: in 2015 - 26.5%, in 2016 - 25% and in 2017 - 24%.

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

The deferred tax balances as of December 31, 2017 have been calculated based on the revised tax rates.

The effective tax rate payable by a company which is taxed under the Investment Law may be considerably lower (see also Note 13.a2).

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

b.	Tax Reform:

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “TCJA”). The TCJA makes broad and complex changes to the Code. The changes include, but are not limited to:

•	A corporate income tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017;
•	The transition of U.S. international taxation from a worldwide tax system to a territorial system by providing a 100 percent deduction to an eligible U.S. shareholder on foreign sourced dividends received from a foreign subsidiary;
•	A one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings as November 2, 2017 or of December 31, 2017 (based on the higher foreign earnings balance on the measurement dates); and
•	Taxation of Global Intangible Low-Taxed Income (“GILTI”) earned by foreign subsidiaries beginning after December 31, 2017. The GILTI tax imposes a tax on foreign income in excess of a deemed return on tangible assets of foreign corporations.

The TCJA makes certain changes to the depreciation rules and implements new limits on the deductibility of certain executive compensation paid by the Company’s U.S. subsidiary.

ACS 740 requires companies to account for the tax effects of changes in income tax rates and laws in the period in which legislation is enacted (December 22, 2017). ASC 740 does not specifically address accounting and disclosure guidance in connection with the income tax effects of the TCJA. Consequently, on December 22, 2017, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 118 (“SAB 118”), to address the application of ASC 740 in the reporting period that includes the date the TCJA was enacted. SAB 118 allows companies a reasonable period of time to complete the accounting for the income tax effects of the TCJA.

The deferred tax balances as of December 31, 2017 have been calculated based on the revised tax rates.

At December 31, 2017, the Company had not completed the accounting for the income tax effects of the TCJA. However, pursuant to SAB 118, the Company has made provisional estimates of the effects of existing deferred tax assets and liabilities and the one-time transition tax. The Company believes the accounting for the tax effects will be completed upon the filing of the 2017 federal and state tax returns in 2018. The Company does not expect that the TCJA will have a material impact on its consolidated financial statements and related disclosures.

The Company has not yet adopted an accounting policy related to GILTI and will continue to perform further analysis during the SAB 118 measurement period to evaluate the GILTI provisions and the effects to the Company’s financial statements.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

c.	Net operating loss carry-forward:

As of December 31, 2017, the Company had cumulative losses for tax purposes in the amount of approximately $11,500 which can be carried forward and offset against taxable income in the future for an indefinite period. As of December 31, 2017, the Company recorded a net deferred tax asset of $5,013 in respect of such carry-forward tax losses and other temporary differences.

As of December 31, 2017, the Company's Israeli subsidiaries have estimated total available carry-forward tax losses of approximately $75,500. The net operating losses may be claimed and offset against taxable income in the future for an indefinite period.

The Company's U.S. subsidiary has estimated total available carry-forward tax losses of approximately $67,800 to offset against future U.S federal taxable income and $1,600 to offset against state taxable income in the U.S. These carry-forward tax losses expire between 2022 and 2032. As of December 31, 2017, the Company's U.S subsidiary recorded a deferred tax asset of $1,673 relating to the available net carry forward tax losses.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

d.	Income before taxes on income is comprised as follows:

	Year Ended December 31,
	2015	2016	2017

Domestic	$1,007	$4,151	$5,948
Foreign	2,141	3,443	3,692

	$3,148	$7,594	$9,640

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

e.	Taxes on income are comprised as follows:

	Year Ended December 31,
	2015	2016	2017

Current taxes	$806	$831	$688
Deferred tax expense (income)	1,976	(9,475)	4,922

	$2,782	$(8,644)	$5,610

Domestic	$1,458	$(6,576)	$2,979
Foreign	1,324	(2,068)	2,631

	$2,782	$(8,644)	$5,610

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group's deferred tax liabilities and assets are as follows:

	December 31,
	2016	2017

Deferred tax assets:
Net operating loss carry-forward	$41,781	$34,708
Reserves and allowances	8,916	4,195

Net deferred tax assets before valuation allowance	50,697	38,903
Less - Valuation allowance	(39,090)	(32,217)

Deferred tax asset	$11,607	$6,686

Deferred tax liability	$(473)	$(389)

Deferred tax asset
Domestic:	7,849	5,013
Foreign:	3,758	1,673
	$11,607	$6,686

Deferred tax liability
Foreign:	$(473)	$(389)

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

g.	Reconciliation of the theoretical tax expenses:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the Israeli statutory corporate tax rate applicable to the income of the Company, and the actual tax expense (benefit) as reported in the statement of operations is as follows:

	Year Ended December 31,
	2015	2016	2017

Income before taxes, as reported in the consolidated statements of operations	$3,148	$7,594	$9,640

Israeli statutory corporate tax rate	26.5%	25.0%	24.0%

Theoretical tax expense on the above amount at the Israeli statutory corporate tax rate	$834	$1,898	$2,314
Income tax at rate other than the Israeli statutory corporate tax rate	361	(749)	429
Non-deductible expenses, including share-based compensation expenses	1,338	744	629
Losses for which valuation allowance was provided (utilized)	209	(11,373)	975
Impact of rate change	-	679	943
Other	40	157	320

Actual tax expense (benefit)	$2,782	$(8,644)	$5,610

h.	Unrecognized tax benefits:

The Company's unrecognized tax benefits as of December 31, 2016 and 2017 are $158.

The Company recognized interest and penalties related to unrecognized tax benefits in tax expenses in the amount of $7, $9 and $10 for the years ended December 31, 2015, 2016 and 2017, respectively. The liability for unrecognized tax benefits does not include the liability recorded for accrued interest and penalties of $228 and $238 at December 31, 2016 and 2017, respectively.

i.	Tax assessments:

The Company has received a final tax assessment through the tax year 2015.

The Company’s U.S. subsidiary is currently undergoing an income tax examination by the Internal Revenue Service for the 2015 tax year.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 14:-	BASIC AND DILUTED EARNINGS PER SHARE

	Year Ended December 31,
	2015	2016	2017

Numerator:
Net income	$366	$16,238	$4,030

Denominator:
Denominator for basic earnings per share - weighted average number of ordinary shares, net of treasury stock	40,178,292	35,173,562	31,103,703
Effect of dilutive securities:
Employee stock options, warrants and RSUs	386,653	605,292	1,064,659

Denominator for diluted earnings per share - adjusted weighted average number of shares	40,564,945	35,778,854	32,168,362

NOTE 15:-	FINANCIAL INCOME (EXPENSES), NET

	Year Ended December 31,
	2015	2016	2017

Financial expenses:
Loss related to non-hedging derivative instruments	$(230)	$(90)	$(9)
Interest	(278)	(262)	(294)
Amortization of marketable securities premiums and accretion of discounts, net	(1,094)	(853)	(570)
Exchange rate differences	-	(519)	(73)
Other	(286)	(283)	(273)

	(1,888)	(2,007)	(1,219)
Financial income:
Interest and other	2,302	1,847	1,209
Exchange rate differences	28	-	-

	2,330	1,847	1,209

	$442	$(160)	$(10)

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 16:-	GEOGRAPHIC INFORMATION

a.	Summary information about geographic areas:

The Group manages its business on a basis of one reportable segment (see Note 1 for a brief description of the Group's business). The data is presented in accordance with ASC 280, "Segment Reporting". Revenues in the table below are attributed to geographical areas based on the location of the end customers.

The following presents total revenues for the years ended December 31, 2015, 2016 and 2017 and long-lived assets as of December 31, 2015, 2016 and 2017.

	2015		2016		2017
	Total	Long- lived	Total	Long- lived	Total	Long- lived
	revenues	assets	revenues	assets	revenues	assets

Israel	$6,414	$3,836	$6,061	$3,625	$2,221	$3,569
Americas, principally the U.S.	72,079	96	74,161	95	81,051	96
Europe	38,873	79	39,134	68	49,229	106
Far East	22,393	79	26,215	79	24,238	64

	$139,759	$4,090	$145,571	$3,867	$156,739	$3,835

b.	Product lines:

Total revenues from external customers divided on the basis of the Company's product lines are as follows:

	Year Ended December 31,
	2015	2016	2017

Technology	$15,965	$13,649	$13,603
Networking	123,794	131,922	143,136

	$139,759	$145,571	$156,739

NOTE 17:-	DERIVATIVE INSTRUMENTS

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

The Group records all derivatives in the consolidated balance sheet at fair value. The effective portions of cash flow hedges are recorded in other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portions of cash flow hedges are adjusted to fair value through earnings in "financial income (expense), net". As of December 31, 2016, the Group had accumulated unrealized loss of $142 associated with cash flow hedges that was recorded in other comprehensive income (loss). As of December 31, 2017, the Group did not have accumulated unrealized loss associated with cash flow hedges.

The Group entered into forward and options contracts that did not meet the requirement for hedge accounting. The Group measured the fair value of the contracts in accordance with ASC 820, at Level 2. The net losses recognized in "financial expenses (income), net" during the years ended December 31, 2015, 2016 and 2017 were $230, $90 and $9, respectively.

As of December 31, 2016 the Group had outstanding forward and options collar (cylinder) contracts in the amount of $27,000 which were designated as payroll and rent hedging contracts. As of December 31, 2017, the Group did not have outstanding forward and options collar (cylinder) contracts which were designated as payroll and rent hedging contracts. In addition, as of December 31, 2017 the Group had $2,500 of outstanding forward contracts which were not designated as hedging contracts. As of December 31, 2016, the Group had no outstanding forward contracts which were not designated as hedging contracts.

The fair value of the Group's outstanding derivative instruments and the effect of derivative instruments in cash flow hedging relationship on other comprehensive income for the years ended December 31, 2016 and 2017 are summarized below:

Foreign exchange forward		December 31,
and options contracts	Balance sheet	2016	2017

Fair value of foreign exchange forward and options collar (cylinder) contracts	"Other payables and accrued expenses"	$(142)	$-

Gains (losses) recognized in other comprehensive income (loss) (effective portion)	"Other comprehensive income (loss)"	$(415)	$142

The effect of derivative instruments in cash flow hedging relationship on income for the years ended December 31, 2016 and 2017 is summarized below:

Foreign exchange forward	Comprehensive	Year Ended December 31,
and options contracts	Income (loss)	2016	2017

Comprehensive income from derivatives before reclassifications	"Other comprehensive income (loss)"	$608	$1,739

Income reclassified from accumulated other comprehensive income (effective portion)	"Operating expenses"	$1,023	$1,597

- - - - - - - - - - -

- 50 -