Form 20-F
period 2018-12-31
AUDIOCODES LTD
filed 2019-03-19
CIK 1086434

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

As of December 31, 2018, the Registrant had outstanding 29,091,176 Ordinary Shares, nominal value NIS 0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

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

The selected financial data, set forth in the table below, have been derived from our audited historical financial statements for each of the years from 2014 through 2018. The selected consolidated statement of operations data for the years ended December 31, 2016, 2017 and 2018, and the selected consolidated balance sheet data as of December 31, 2017 and 2018, have been derived from our audited consolidated financial statements set forth elsewhere in this Annual Report. The selected consolidated statement of operations data for the years ended December 31, 2014 and 2015, and the selected consolidated balance sheet data as of December 31, 2014, 2015 and 2016 have been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report. The selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to these consolidated financial statements. Unless otherwise indicated, in this Annual Report all currency references are to United States dollar (“dollar”).

	Year Ended December 31,
	2014	2015	2016	2017	2018
	(In thousands, except per share data)
Statement of Operations Data:
Revenues:
Products	$118,561	$101,990	$102,279	$107,482	$119,887
Services	33,018	37,769	43,292	49,257	56,336
Total revenues	151,579	139,759	145,571	156,739	176,223

Cost of revenues:
Products	54,349	47,227	46,935	47,445	51,878
Services	8,243	9,744	10,295	11,449	13,739
Total cost of revenues	62,592	56,971	57,230	58,894	65,617

Gross profit	88,987	82,788	88,341	97,845	110,606
Operating expenses:
Research and development, net	32,275	27,996	29,139	30,348	34,661
Selling and marketing	45,534	43,360	45,084	48,954	49,335
General and administrative	7,677	8,726	6,364	8,893	10,251
Total operating expenses	85,486	80,082	80,587	88,195	94,247
Operating income	3,501	2,706	7,754	9,650	16,359

Financial income (expenses), net	196	(442)	160	(10)	228
Income before taxes on income	3,305	3,148	7,594	9,640	16,587

Tax benefit (taxes on income)	3,391	2,782	(8,644)	(5,610)	(3,094)
Net income (loss)	$(86)	$366	$16,238	$4,030	$13,493

Earnings (loss) per share:
Basic	$(0.00)	$0.01	$0.46	$0.13	$0.47
Diluted	$(0.00)	$0.01	$0.45	$0.13	$0.45

Weighted average number of shares used in computations of earnings (loss) per share (in thousand):
Basic	42,286	40,178	35,174	31,104	28,928
Diluted	42,286	40,565	35,779	32,168	30,220

	December 31,
	2014	2015	2016	2017	2018
Balance Sheet Data:
Cash and cash equivalents	$14,797	$18,908	$24,344	$24,235	$31,503
Short-term and restricted bank deposits, marketable securities and accrued interest	8,173	8,141	10,179	9,826	31,983
Working capital	34,218	30,376	34,951	32,015	59,327
Long-term and restricted bank deposits and long-term marketable securities	62,750	53,328	34,947	24,682	1,894
Total assets	200,384	189,820	186,976	170,938	179,372
Bank loans	9,791	11,370	11,944	8,756	6,174
Total equity	133,721	117,453	108,659	92,381	94,548
Capital stock (*)	235,885	238,638	243,183	248,269	257,072

(*) Capital stock represents share capital plus additional paid-in capital.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

Risks Related to Our Business and Industry

We have invested significant resources in developing products compatible with Microsoft Skype for Business, Microsoft Teams and related solutions of other partners of ours. If Microsoft or our other partners, such as Genesys, Avaya or BroadSoft (acquired by Cisco), abandon their solutions compatible with our products, or decide to promote products of our competitors instead of our products (including as a result of acquiring one of our competitors), or become unwilling to continue to recognize AudioCodes as a partner or fail to achieve the expected growth of solutions compatible with our products, our results of operations will be adversely affected.

We have invested significant resources in complying with Microsoft’s requirements for the purpose of becoming a Microsoft recognized partner for their unified communication solutions for the enterprise market, which are known as Microsoft Skype for Business (formerly known as Microsoft Lync) and Microsoft Teams. We have adapted some of our gateway products, IP phones, session border controllers, survivable branch applications, value added applications and professional services to operate in the Skype for Business and Teams environments. We believe that recognition as a Microsoft partner enhances our access to and visibility in markets relevant to our products. We are dependent on the users of Skype for Business and Teams to select our compatible products and purchase them. If Microsoft were to abandon (or significantly change) Skype for Business and Teams, decides to promote the products of our competitors instead of our products (including as a result of an acquisition of one of our competitors such as Ribbon Communications (formerly Sonus Networks), Plantronics or Yealink), becomes unwilling to continue to recognize AudioCodes as a Skype for Business and Teams partner or fails to achieve the expected growth of Skype for Business or Teams, our results of operations will be adversely affected.

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

In June 2016, the Israel National Authority for Technology and Innovation (formerly known as the Office of the Chief Scientist of the Israeli Ministry of Economy and Industry) (“IIA”), approved a three-year program (2016-2018) for approximately NIS 107 million (equal to approximately $27.8 million based on the exchange rate in effect as of December 31, 2016). In June 2018, IIA reduced our grant with respect to 2018, which has not yet been fully funded, by approximately NIS 21 million. Our receipt of the remaining funds granted to us under the 2016-2018 program are subject to conditions relating to grants by IIA. With respect to 2019 and later years, we may be unable to secure new program grants from IIA. In the event we do not receive the remaining funds granted to us under the 2016-2018 program or are unable to secure new grants from IIA for 2019 or later years, our results of operations may be negatively affected and we may be unable to complete research and development projects that could lead to new product launches and sales.

We have reported losses in the past. We may report additional losses in the future.

We reported a net loss in 2014. The majority of our expenses are directly and indirectly related to the number of people we employ. Most of our wages are denominated in New Israeli Shekels (“NIS”). Fluctuations in exchange rates may cause our expenses to increase in dollars. We may increase our expenses based on projections of revenue growth. If at any given time we do not meet our expectations for growth in revenues, our expenses incurred in anticipation of projected revenues may cause us to incur a loss. We may not be able to anticipate the correct amount of expenses in relation to our revenue and adjust our variable costs accordingly. As a result, we may report additional losses in the future.

Our gross margin could be negatively impacted by amortization expenses in connection with acquisitions, increased manufacturing costs and other factors. This could adversely affect our results of operations.

Our gross margin has fluctuated in the past. Our gross margin has been negatively affected in the past and could continue to be negatively affected by amortization expenses in connection with acquisitions, expenses related to share-based compensation, increases in manufacturing costs, a shift in our sales mix towards our less profitable products, increased customer demand for longer product warranties, fixed expenses that are applied to a lower revenue base and increased cost pressures as a result of increased competition. Acquisitions of new businesses could also negatively affect our gross margin. A decrease in our gross margin could cause an adverse effect on our results of operations.

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

We may need additional financing to operate our business, continue our longer term expansion plans or acquire other businesses. To the extent that we cannot fund our activities and acquisitions through our existing cash resources and any cash we generate from operations, we may need to raise equity or debt funds through additional public or private financings. We cannot be certain that we will be able to obtain additional financing on commercially reasonable terms, or at all. This could inhibit our growth, increase our financing costs or cause us severe financial difficulties.

We could be forced to repay our bank debt if we are unable to satisfy the covenants in our loan agreements.

In December 2015, we borrowed $3 million and 3 million Euro pursuant to loan agreements with our banks. These amounts are repayable in 20 equal quarterly installments from March 2016 through December 2020. In December 2016, we borrowed an additional $6 million which is repayable in 20 equal quarterly installments which began in March 2017 and continue through December 2021. If we are unable to make payments when required by these loan agreements or if we do not comply with covenants in our loan agreements with respect to maintaining shareholders’ equity, cash balances, and liabilities to banks at specified levels or achieving certain levels of operating income, we could be required to repay all or a portion of these bank loans prior to their maturity date.

We may desire to expand our business through acquisitions that could result in diversion of resources and extra expenses. This could disrupt our business and affect our results of operations.

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

Acquisitions could result in:

•	substantial cash expenditures;

•	potentially dilutive issuances of equity securities;

•	the incurrence of debt and contingent liabilities;

•	a decrease in our profit margins;

•	amortization of intangibles and potential impairment of goodwill and intangible assets;

•	reduction of management attention to other parts of the business;

•	failure to invest in different areas or alternative investments;

•	failure to generate expected financial results or reach business goals;

•	increased expenditures on human resources and related costs; and

•	decreased growth of our professional services.

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

Our industry is constantly evolving and we may not be able to keep pace with technological changes, which could adversely affect our business.

The transmission of multimedia over data networks is constantly evolving. Short product life cycles place a premium on our ability to manage the transition from current products to new products. Our future success in generating revenues will depend on our ability to enhance our existing products and to develop and introduce new products and product features. These products and features must keep pace with technological developments and address the increasingly sophisticated needs of our customers. The development of new technologies and products is increasingly complex and uncertain. This increases the difficulty in coordinating the planning and production process and can result in delay in the introduction of new technologies and products.

The increased adoption of IP networks may adversely affect the demand for media gateway products.

Media gateway products are primarily intended to transmit voice from traditional telephony networks to IP networks and vice versa. Along with the growth and adoption of IP networks, there has been an increase in the amount of information that is sent directly from one IP network to another IP network. This direct network communication potentially obviates the need to use a media gateway. A reduction in the demand for media gateways may adversely affect the demand for our media gateway products and, in turn, adversely affect our results of operations. This transition is ongoing and has resulted in a decline in our revenues from such products. Various regulators and service providers have announced planned deadlines for transition to all IP networks. While this transition could result in new sales opportunities, we believe the overall trend is a decline in revenues in the media gateway business.

The ongoing transition to the use of cloud-based software creates challenges for us.

The use of cloud-based software as a service or SaaS is a software licensing and delivery model in which software is licensed on a subscription basis and is centrally hosted in the cloud. Recently, our partners have started adopting this model. For example, Microsoft offers a cloud based alternative to Skype for Business and is encouraging business customers to use that model instead of an on premises alternative. Many of our products are intended for on premises use. Currently, our revenue is generated primarily from on premises deployments. The transition to cloud-based delivery impacts the architecture and role of our products in the overall solution. We may not succeed in transitioning in time or at all to the new technologies, products, solutions and services adopted by our partners and their customers. We may not succeed in aligning our solutions with our partners’ solutions and be unable to bring sufficient value to them or their end customers. Our inability to adapt to the ongoing transition to the use of cloud-based software could have an adverse effect on us. Furthermore, SaaS pay-per-use licensing models may have an adverse effect on our short-term revenue recognition.

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

Our original equipment manufacturers, or OEM customers or potential customers or partners may develop or prefer to develop their own technical solutions, or purchase third party technology, and as a result, would not buy our products.

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

Generally, we sell to OEMs, network equipment providers or system integrator customers, as well as to distributors. As a result, we have less information with respect to the actual requirements of end-users and their utilization of equipment. We also have less influence over the choice of equipment by these end-users.

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

Our principal competitors in the area of analog media gateways (2 to 24 ports) for access and enterprise are Grandstream, Natex, Iskratel, Zyxel, Adtran, Media5, Cisco, Sangoma, Innovaphone AG, Patton, Dialogic and Ribbon.

In the area of low and mid density digital gateways we face competition from companies such as Ribbon Communications (formerly Sonus Networks), Huawei, Cisco, Dialogic, NewRock, Ribbon, Patton, Ferrari and Sangoma.

Our competitors in the area of MSBRs are companies such as Cisco, Juniper, Adtran, One-Access, Patton, Huawei, HP/3COM and Alcatel-Lucent.

Specifically in the area of enterprise class session border controller technology we compete with Oracle, Cisco, Avaya, Ribbon Communications (formerly Sonus Networks), MetaSwich, Ingate and Ribbon.

Our competitors in the Microsoft Skype for Business certified gateways, session border controller, Survivable Branch Appliance and IP Phone markets include Ribbon Communications (formerly Sonus Networks), Oracle, Plantronics and Yealink.

Our competitors in the area of contact center vendors are Ribbon Communications (formerly Sonus Networks), Oracle, Plantronics and Yealink.

Our competitors in the area of Call Recording are companies such as Verint, Nice, ACS, Red Box, Teleware and Dubber.

Our competitors in the area of voice recognition are companies such as Microsoft, Google, Amazon and Nuance, and a group of startup companies.

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

Our principal competitors in the area of IP Phones are comprised of “best-of-breed” IP phone vendors and end-to-end IP telephony vendors. “Best of breed” IP phone vendors sell standards-based SIP phones that can be integrated into any standards-based IP-PBX or hosted IP telephony system. These competitors include Plantronics, HP, Grandstream, Yealink, VTEC (acquired SNOM) and many others. End-to-end IP telephony vendors sell IP phones that only work in their proprietary systems. These competitors include Cisco, Avaya, Alcatel-Lucent, Siemens, Mitel and NEC. In the areas of Skype for Business/Microsoft Teams, our competitors are certified vendors – Yealink and Plantronics.

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

Our customers expect us to maintain an inventory of products available for purchase off the shelf subsequent to the initial sales cycle for these products. This may require us to incur the costs of manufacturing inventory without having a purchase order for the products. The VoIP industry is subject to rapid technological change and volatile customer demands, which result in a short product commercial life before a product becomes obsolete. If we are unable to sell products that are produced to hold in inventory, we will need to write-off all or a part of the inventory value of these products. Write-offs could adversely affect our operating results and financial condition. We wrote off inventory in an aggregate amount of $2.2 million in 2016 and $1.9 million in both 2017 and 2018. We have incurred write-offs as a result of slow moving items, excess inventories, discontinued products and products with net realizable value lower than cost.

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

We have depended, and expect to continue to depend, on a small number of large customers. The loss of one of our large customers or the reduction in purchases by a significant customer or failure of such customer to pay for the products it purchases from us could have a material adverse effect on our revenues.

In 2016, 2017 and 2018, Sales to ScanSource Communications Group, our largest customer, accounted for 16.7%, 17.5% and 17.8%, respectively, of our total revenues, and sales to Westcon Group accounted for 11.9%, 12.7% and 11.1%, respectively, of our total revenues. Both ScanSource and Westcon act as distributors/order fulfillment of smaller orders from other customers and are not purchasing the products for internal use. If we lose a large customer, or if purchases made by such customers are significantly reduced, or if a large customer fails to pay for the products it purchases from us, our revenues and results of operations could be adversely affected.

Our products generally have long sales cycles and implementation periods, which increase our costs in obtaining orders and reduce the predictability of our revenues.

Our products are technologically complex and are typically intended for use in applications that may be critical to the business of our customers. Prospective customers generally must make a significant commitment of resources to test and evaluate our products and to integrate them into larger systems. Many of our customers are large organizations with complex and lengthy evaluation, decision making and negotiation processes. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new communications equipment. The sales cycles of our products to new customers are approximately four to twelve months after a design win, depending on the type of customer and complexity of the product. This time period may be further extended because of internal testing, field trials and requests for the addition or customization of features or acceptance testing. This delays the time until we realize revenue and results in significant investment of resources in attempting to make sales.

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

We have a worldwide sales, marketing and support infrastructure that is comprised of independent distributors and value added resellers, and our own personnel resulting in a sales, marketing and support presence in many countries, including markets in North America, Western and Eastern Europe, the Asia Pacific region and Latin America. We expect to continue to increase our sales headcount, our applications development headcount, our field support headcount, our marketing headcount and our engineering headcount and, in some cases, establish new relationships with distributors, particularly in markets where we currently do not have a sales or customer support presence. As we continue to expand our international sales and operations, we are subject to a number of risks, including the following:

•	greater difficulty in enforcing contracts and accounts receivable collection, as well as longer collection periods;

•	increased expenses incurred in establishing and maintaining office space and equipment for our international operations;

•	fluctuations in exchange rates between the dollar and foreign currencies in markets where we do business;

•	greater difficulty in recruiting local experienced personnel, and the costs and expenses associated with such activities;

•	general economic and political conditions in these foreign markets (for example changes in oil prices and the global economy have affected growth and ultimately the demand for our products in China);

•	economic uncertainty around the world;

•	management communication and integration problems resulting from cultural and geographic dispersion;

•	risks associated with trade restrictions and foreign legal requirements (such as privacy and cyber security), including the importation, certification, and localization of our solutions required in foreign countries, such as high import taxes in Brazil and other Latin American markets where we sell our products;

•	greater risk of unexpected changes in regulatory practices, tariffs, and tax laws and treaties;

•	the uncertainty of protection for intellectual property rights in some countries;

•	greater risk of a failure of employees to comply with both U.S. and foreign laws, including antitrust regulations, the U.S. Foreign Corrupt Practices Act (FCPA), and any trade regulations ensuring fair trade practices; and

•	heightened risk of unfair or corrupt business practices in certain regions and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements.

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

Our use and handling of personally identifiable data is regulated at the international, federal and state levels. The regulatory environment surrounding information security and privacy is increasingly demanding. For example, the General Data Protection Regulation (GDPR), which came into effect on May 25, 2018, implemented stringent operational requirements for companies that are established in the EU or, where not established in the EU, offer goods or services to individuals in the EU or monitor the behavior of individuals in the EU. Failure to comply with the GDPR can result in fines of up to EUR 20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher.

The requirements of the GDPR include, for example, expanded disclosures about how personal data is processed, mandatory data breach notification requirements, a strengthened data subject rights regime and higher standards for obtaining consent from individuals to process their personal data (including in certain circumstances for marketing), all of which involve significant ongoing expenditure. The principle of accountability likewise requires us to put significant documentation in place to demonstrate compliance. While the GDPR in large part harmonizes data protection requirements across EU countries, some provisions allow EU Member States to adopt additional or different requirements, which could limit our ability to use and share personal data or could require localized changes. We may also be affected by legal challenges to the validity of EU mechanisms for transfers of personal data outside the EU, and our business could be impacted by changes in law as a result of future review of these mechanisms by European regulators under the GDPR, as well as current challenges to these mechanisms in the European courts.

In addition, existing privacy-related laws and regulations in the United States and other countries are evolving and are subject to potentially differing interpretations, and various U.S. federal and state or other international legislative and regulatory bodies may expand or enact laws regarding privacy and data security-related matters. Due to the fact that privacy and information security laws and regulations are subject to change from time to time, our compliance with them may result in cost increases due to necessary systems changes and the development of new processes. If we fail to comply with these laws and regulations, we could be subjected to legal risk. Increasing costs associated with information security, such as increased investment in technology, the cost of compliance and costs resulting from consumer fraud could cause our business and results of operations to suffer materially.

The ongoing trade war between China and the United States and its potential escalation may have an adverse effect on our business operations and revenues.

Starting in April 2018, the United States imposed a 25% tariff on steel and a 10% tariff on aluminum imports from other countries. On July 6, the United States imposed 25% tariffs on $34 billion worth of Chinese goods. President Trump further stated that the US would impose additional 10% tariffs on another $200 billion worth of Chinese imports if China retaliates against the imposed U.S. tariffs. China has instituted retaliatory tariffs on certain U.S. goods, and have indicated a willingness to impose additional tariffs on U.S. products. Since we operate in the U.S. and deliver products and services to customers in the U.S., the trade war has adversely affected us, and especially if and when it is escalated, may cause global economic turmoil and adversely impact the supply chain for our products, the cost of our products and the demand for our products and, thus, may have a material adverse effect on our business and results of operations.

The prices of our products may become less competitive due to foreign exchange fluctuations.

Although we have operations throughout the world, the majority of our revenues and our operating costs in 2018 were denominated in, or linked to, the dollar. Accordingly, we consider the dollar to be our functional currency. However, a significant portion of our operating costs in 2018 were incurred in NIS. During 2018, the NIS depreciated against the dollar, which resulted in a decrease in the dollar cost of our operations in Israel. As a result of this differential, from time to time we may experience increases in the costs of our operations outside the United States, as expressed in dollars. If there is a significant increase in our expenses, we may be required to increase the prices of our products and may be less competitive. Currently, our international sales are denominated primarily in dollars. Therefore, any devaluation in the local currencies of our customers relative to the dollar could cause customers to decrease or cancel orders or default on payment.

Our sales to European customers denominated in Euros are increasing. Sales denominated in Euros could make our revenues subject to fluctuation in the Euro/ dollar exchange rate. If the dollar appreciates against the Euro, we may be required to increase the prices of our products that are denominated in Euros. In 2018, the Euro depreciated against the dollar, which resulted in an increase in the prices of our products that are denominated in Euros.

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

Because our products are complex and our market is evolving, the success of our business depends in large part upon the continuing contributions of our management and key personnel. Specifically, we rely heavily on the services of Shabtai Adlersberg, our Chief Executive Officer and President, and Lior Aldema, our Chief Business Officer. Both are also directors. If our Chief Executive Officer or our Chief Business Officer are unable or unwilling to continue with us, our results of operations could be materially and adversely affected. We do not carry key person insurance for our key personnel.

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

As part of our go to market strategy, we have become certified solution partners of technological leaders such as Microsoft, Genesys and BroadSoft (acquired by Cisco). These companies change their go to market strategy and product mix and technology requirements often and do so on reasonably short notice. We may be unable or unwilling to change our products in time and as may be required in order to remain a certified partner.

In recent years we have invested heavily in our product offerings that meet the requirements of the Microsoft Skype for Business eco-system. The nature of this Microsoft solution is undergoing major change and, as part of this change, we are also witnessing a shift from on-premises solutions to cloud-based or hybrid on-premises and cloud-based solutions. This directly impacts the suitability of our products to end users and impacts end user demand for products in a changing technical environment. In 2018 Cisco completed the acquisition of BroadSoft. This acquisition is likely to impact BroadSoft’s future directions and, as a result, our investment in being compatible with the BroadSoft BroadWorks and BroadCloud solutions. These changes may affect our derived revenues from selling into BroadSoft/Cisco solutions. Genesys is a long term partner of us and is also shifting from on-premise solutions to cloud-based or hybrid on-premises and cloud-based solutions with potential impact on the suitability and demand of our products in Genesys contact center deployments. Changes by our third party partners, over which we have little control and influence, can negatively impact the results of our operations on reasonably short notice. We may be unable to recover or adapt to such changes.

We are subject to taxation in several countries. Tax matters, including changes in tax laws or rates, adverse determinations by taxing authorities and imposition of new taxes could adversely affect our results of operations and financial condition.

Because we operate in several countries, we are subject to taxation in multiple jurisdictions. We are required to report to and are subject to local tax authorities in the countries in which we operate. In addition, our income that is derived from sales to customers in one country might also be subject to taxation in other countries. We cannot be sure of the amount of tax we may become obligated to pay in the countries in which we operate. The tax authorities in the countries in which we operate may not agree with our tax position. Our tax benefits from carry forward losses and other tax planning benefits such as Israeli approved and beneficiary enterprise programs, may prove to be insufficient due to Israeli tax limitations, or may prove to be insufficient to offset tax liabilities from foreign tax authorities. Foreign tax authorities may also use our gross profit or our revenues in each territory as the basis for determining our income tax, and our operating expenses might not be considered for related tax calculations, which could adversely affect our results of operations.

We are subject to taxation in the United States, where some our operations are located. In December 2017, the U.S. enacted significant tax reform through the Tax Cut and Jobs Act (“TCJA”). The TCJA enacted significant changes affecting the year ended December 31, 2018.

As of December 31, 2018, we have completed the accounting for all the impacts of the TCJA. However, in the absence of guidance on various uncertainties and ambiguities in the application of certain provisions of the TCJA, we will use what it believes are reasonable interpretations and assumptions in applying the TCJA. It is possible that the Internal Revenue Service, as well as state tax authorities, could issue subsequent guidance or take positions on audit that differ from our interpretations and assumptions, which could have a material adverse effect on our cash tax liabilities, results of operations, and financial condition. In addition, the TCJA could be subject to potential amendments and technical corrections, any of which could materially lessen or increase certain adverse impacts of the legislation on our business. We will continue to evaluate the effects of the TCJA as federal and state tax authorities issue additional regulations and guidance, and if and when amendments and technical corrections are enacted with respect to the TCJA, they could cause changes to previous estimates and could materially affect our financial positions and results of operations.

Risks Related to Operations in Israel

Conditions in Israel affect our operations and may limit our ability to produce and sell our products and instability in the Middle East may adversely affect us.

We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. There has been an increase in unrest and terrorist activity in Israel, which has continued with varying levels of severity for many years through the current period of time. This has led to ongoing hostilities between Israel, the Palestinian Authority, other groups in the West Bank and Gaza Strip, and the northern border of Lebanon, as well as in the Golan Heights. The future effect of these conflicts on the Israeli economy and our operations is unclear. The Israeli-Palestinian conflict may also lead to political instability between Israel and its neighboring countries. Ongoing violence between Israel and the Palestinians, as well as tension between Israel and its neighboring countries, may have a material adverse effect on our business, financial conditions and results of operations.

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

We are adversely affected by the changes is the value of the dollar against the NIS and could be adversely affected by the rate of inflation in Israel.

We generate most of our revenues in dollars and, in 2018, a significant portion of our expenses, primarily salaries, related personnel expenses and the leases of our buildings in Israel, were incurred in NIS. We anticipate that a significant portion of our expenses will continue to be denominated in NIS.

Our NIS related costs, as expressed in dollars, are influenced by the exchange rate between the dollar and the NIS. During 2016 and 2017, the NIS appreciated against the dollar, which resulted in an increase in the Dollar cost of our operations in Israel, and during 2018, the NIS depreciated against the Dollar, which resulted a decrease in the Dollars cost of our operations in Israel. To the extent the Dollar weakens against the NIS, we could experience an increase in the cost of our operations, which are measured in Dollars in our financial statements, which could adversely affect our results of operations. In addition, in periods in which the Dollar appreciates against the NIS, we bear the risk that the rate of inflation in Israel will exceed the rate of such devaluation of the NIS in relation to the Dollar or that the timing of such devaluations were to lag considerably behind inflation, which will increase our costs as expressed in Dollars.

A decrease in value of the Dollar in relation to the NIS could have the effect of increasing the cost in Dollars of these expenses. Our Dollar-measured results of operations were adversely affected in 2016 and 2017 when the NIS appreciated against the dollar. This could happen again if the dollar were to decrease in value against the NIS.

In order to manage the risks imposed by foreign currency exchange rate fluctuations, from time to time, we enter into currency forward and put and call options contracts to hedge some of our foreign currency exposure. We can provide no assurance that our hedging arrangements will be effective. In addition, if we wish to maintain the dollar-denominated value of our products in non-U.S. markets, devaluation in the local currencies of our customers relative to the dollar may cause our customers to cancel or decrease orders or default on payment.

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations have an impact on our profitability and period-to-period comparisons of our results of operations. In 2018, the value of the dollar increased in relation to the NIS by 8.1% and the inflation rate in Israel was 0.8%. In 2017, the value of the dollar decreased in relation to the NIS by 9.8% and the deflation rate in Israel was 0.4%. In 2016, the value of the dollar decreased in relation to the NIS by 1.5% and the deflation rate in Israel was 0.2%. Our results of operations may be adversely affected in case of a decrease in the value of the dollar to the NIS.

The Israeli government programs in which we currently participate, and the tax benefits we currently receive require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs.

Currently there are five programs under the Israeli Law for the Encouragement of Capital Investments, 1959, (the “Investment Law”), that entitle us to certain tax benefits. Our facilities in Israel have been granted Approved Enterprise status according to the Investment Law under three programs of Approved Enterprise. We have also two programs that qualify as Beneficiary Enterprises pursuant to an amendment to the Investment Law that came into effect in April 2005 (the “2005 Amendment”). Among other things, the 2005 Amendment, provides tax benefits to both local and foreign investors and simplifies the approval process. Such amendments do not apply to investment programs approved prior to December 31, 2004. Therefore, our Approved Enterprise programs are not subject to the provisions of the 2005 amendment, but our two Beneficiary Enterprise programs are subject to the amendment.

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

In connection with research and development grants we received from IIA, we must pay royalties to IIA on the revenue derived from the sale of products, technologies and services developed with the grants from IIA. The terms of IIA grants and the law pursuant to which grants are made restrict our ability to manufacture products or transfer technologies outside of Israel if IIA grants funded the development of the products or technology, without special approvals from IIA. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay IIA. These restrictions may limit our ability to enter into agreements for such transactions without IIA approval. We cannot be certain that any approval of IIA will be obtained on terms that are acceptable to us, or at all.

In order to meet specified conditions in connection with the grants and programs of IIA, we have made representations to the Government of Israel concerning our Israeli operations. If we fail to meet the conditions related to the grants, including the maintenance of a material presence in Israel, or if there is any material deviation from the representations made by us to the Israeli government, we could be required to refund the grants previously received (together with an adjustment based on the Israeli consumer price index and an interest factor) and would likely be ineligible to receive IIA grants in the future and, in certain cases, may be subject to criminal charges. In addition, manufacturing products outside the State of Israel (as we currently do) increases the rates of royalties to be paid to IIA. Any inability to receive these grants would result in an increase in our research and development expenses.

In 2018, we recognized a royalty-bearing grant of $5.7 million from the Government of Israel, through IIA, for the financing of a portion of our research and development expenditures in Israel. The IIA budget has been subject to reductions, which may affect the availability of funds for these prospective grants and other grants in the future. As a result, we cannot be certain that we will continue to receive grants at the same rate, or at all. In addition, the terms of any future IIA grants may be less favorable than our past grants. As of December 31, 2018, we have a contingent obligation to pay royalties in the amount of approximately $66.1 million.

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

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Between January 1, 2014 and March 14, 2019, the trading price of our shares on Nasdaq has fluctuated from a low of $2.69 to a high of $14.96. The following factors may cause significant fluctuations in the market price of our ordinary shares:

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

As a foreign private issuer whose shares are listed on Nasdaq, we are permitted to follow certain home country corporate governance practices instead of certain requirements contained in the Nasdaq listing rules. We do not comply with the Nasdaq requirement that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain share-based compensation plans. Instead, we follow Israeli law and practice which permits the establishment or amendment of certain share-based compensation plans to be approved by our board of directors without the need for a shareholder vote, unless such arrangements are for the compensation of directors or the chief executive officer, in which case they also require compensation committee and shareholder approval.

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

Our ordinary shares are listed for trading on Nasdaq and on the Tel Aviv Stock Exchange (“TASE”). Trading in our ordinary shares on these markets is made in different currencies (dollars on Nasdaq and NIS on TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Actual trading volume on the TASE is generally lower than trading volume on Nasdaq, and as such could be subject to higher volatility. The trading prices of our ordinary shares on these two markets often differ resulting from the factors described above, as well as differences in exchange rates. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

There can be no assurance that we will continue to declare cash dividends.

In July 2018 and January 2019, our Board of Directors declared cash dividends on our ordinary shares. Prior to the declaration of these dividends we had never declared a cash dividend. Under the Israeli Companies Law, we may pay dividends only out of our profits as determined for statutory purposes, unless court approval is granted for the payment of dividends despite the lack of statutory profits. Accordingly, the declaration and payment of future dividends is subject to the Board's discretion and will be dependent upon future earnings, cash flows, the requirements of the Israeli Companies Law, the receipt of court approval, if required, and other factors. There can be no assurance that we will continue to declare regular cash dividends on our ordinary shares.

U.S. shareholders face certain income tax risks in connection with their acquisition, ownership and disposition of our ordinary shares. In any tax year, we could be deemed a passive foreign investment company, which could result in adverse U.S. federal income tax consequences for U.S. shareholders.

Based on the composition of our gross income, the composition and value of our gross assets and the amounts of our liabilities for each taxable year from 2004 through 2018, we do not believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes during any of such tax years. It is likely, however, that we were a PFIC in each of 2001, 2002 and 2003. There can be no assurance that we will not become a PFIC in the current tax year or any future tax year in which, for example, the value of our assets, as measured by the public market valuation of our ordinary shares, declines in relation to the value of our passive assets (generally, cash, cash equivalents and marketable securities). If we are a PFIC for any tax year, U.S. shareholders who own our ordinary shares during such year may be subject to increased U.S. federal income tax liabilities and reporting requirements for such year and succeeding years, even if we cease to be a PFIC in such succeeding years. A U.S. holder of our ordinary shares will be required to file an information return containing certain information required by the U.S. Internal Revenue Service for each year in which we are treated as a PFIC with respect to such holder.

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

AudioCodes Ltd. was incorporated in 1992 under the laws of the State of Israel. Our principal executive offices are located at 1 Hayarden Street, Airport City, Lod, 7019900 Israel. Our telephone number is +972-3-976-4099. Our agent in the United States is AudioCodes Inc., 200 Cottontail Lane, Suite A101E, Somerset NJ 08873.

MAJOR DEVELOPMENTS SINCE JANUARY 1, 2018

Virtualized Session Border Controller

There continues to be increased penetration of Cloud and Network Function Virtualization (NFV) in the service provider space. Service providers seek to harmonize their infrastructure with common off the shelf servers, instead of using proprietary hardware. In 2018, AudioCodes continued to invest in cloud and NFV technologies by adding more capabilities to its software session border controller (SBC) product line. This includes increasing scale in multiple dimensions and high availability schemes for private and public clouds, as well as utilizing standard acceleration technologies for efficient utilization of virtualized infrastructure.

IP Phones

During 2018, we continued to evolve our IP Phones offering for Microsoft Skype for Business, contacts centers and hosted business services by developing additional capabilities and offering tighter manageability and control of the phones from the One Voice Operations Center. Additionally, we introduced the 405 IP Phone for price-sensitive customers and to help our penetration into Asia Pacific and Latin American markets, as well as the 450 IP Phone which is a high-end executive phone. In addition, we introduced the Huddle Room Solution (HRS), which delivers a meeting room solution for businesses.

Multi-Service-Business-Routers

During 2018, we continued to evolve our MSBR product line with more hardware configurations as required by service provider customers and enhanced management and operation capabilities, such as WEB GUI, used to enable end user restricted configuration without involving the service provider.

VoIP Management and Routing

Our One Voice operations center (“OVOC”) offers management applications for large-scale cloud or premise-based unified communications deployments. It monitors, manages and operates AudioCodes’ session border controllers (SBC), media gateways, Microsoft survivable branch appliances (SBA), multi-service business routers (MSBR) and IP phones. During 2018 we invested in the following modules and functionalities of OVOC:

New OVOC: We integrated AudioCodes’ Element Management System (EMS) with AudioCodes’ Session Experience Manager (SEM) into a single application - the New OVOC. The new OVOC provides device management and Voice quality management on a single pane of glass. The new OVOC provides a unique user interface and user experience, the system operator can see the device quality status with its operational status on the same window. In addition we enhanced the new OVOC with capabilities such as support for multi-tenancy and call signaling ladder for assisting root cause analysis.

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

In 2018, we enriched the routing capabilities of our ARM through various network conditions and user policies such as quality based routing, location based routing and call prioritization for emergency calls, time based routing and enhanced load balancing. We also added offline VoIP network planner module and simpler user operation by means of single sign on to the managed devices.

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

Speech recognition and natural language understanding (NLU) technologies

During 2018, We continued to enrich our speech recognition platform with better support in more languages – German, English US and Spanish. Additional new feature of the platform is Advanced Call Routing and Hunting. Call Hunting is performed if the callee is not available (busy or not answering), followed by an action if the callee is not reachable (e.g., callee is not answering the call). For easier deployment and upgrades - A software installer is now available. HTTPS for On-premises Web interface is now supported. Infrastructure for quick integration with SMS gateways is now available. For On-premises deployments, we now support full high-availability capabilities based on the Active-Active approach. System alarms were added and can be sent to configurable email addresses. Providers can now limit the number of concurrent channels for a Service.

SmartTAP – Call recorder

During 2018, we added to SmartTAP the capabilities to support recording of Skype-For-Business Video and Video conference calls. We enhanced call recording filtering and allow flexible selective recording.

We integrated SmartTAP into AudioCodes’ One Voice Operations Center (“OVOC”) so it can benefit OVOC features. We enhanced SmartTAP Announcement Server to allow configuration of announcement per each call type and generate “Beep Tone” during recorded calls. We added to SmartTAP the capability to record malicious calls. We enhanced SmartTAP robustness by enhanced system monitoring and generating test calls for total system coverage.

PRINCIPAL CAPITAL EXPENDITURES

We have made and expect to continue to make capital expenditures in connection with expansion of our operation and production capacity. The table below sets forth our principal capital expenditures incurred for the periods indicated (amounts in thousands):

	Year Ended December 31,
	2016	2017	2018

Computers and peripheral equipment	$1,322	$1,024	$1,111

Office furniture and equipment	114	392	160

Leasehold improvements	41	158	69

Total	$1,477	$1,574	$1,340

B.	BUSINESS OVERVIEW

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

Over the years, we continued to expand our focus. Our development and expansion focused on different technologies and solutions as VoIP progressed:

•	1993-1997 – Algorithm Development
•	1995-2007 – Chips, Blades
•	2002-2016 – Networking Products
•	2011-2017 – Solutions and Services
•	2017-2018 – Virtualized products and cloud based products and services

Through acquisitions and partnerships, we were able to grow our business and expand our focus, while taking advantage of our core competence –voice processing and knowhow – which gave us the ability to mix and match technologies and become a solutions provider.

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

In 2006, we teamed with BroadSoft (acquired by Cisco) to help service providers deliver hosted VoIP service. ~~.~~ By 2009, we had launched a strategic initiative with BroadSoft to simplify deployments of IP voice networks and, in 2014, BroadSoft and AudioCodes announced that they were collaborating on “One Voice for Hosted Services”. The One Voice initiative included BroadSoft’s unified communication services and AudioCodes’ IP phones, routers, SBCs and gateways serving as a one stop shop for service providers that are offering enterprises next generation VoIP services.

AudioCodes continued to expand its product portfolio with session border controllers, multi-service business gateways/routers and IP Phones to be able to offer a wider range of products for leading UC and CC software vendors.

In January 2013, AudioCodes launched “AudioCodes One Voice for Microsoft Lync”, a unified product and service program intended to simplify and accelerate voice-enablement of Microsoft Skype Lync (now Skype for Business and Teams) implementations with a complete portfolio of IP phones, media gateways, enterprise session border controllers (E-SBCs), survivable branch appliances (SBAs), session experience manager (SEM) network management tools, support and professional services. The program supports migration to Microsoft Skype for Business/Teams and co-existence with current telephony systems in multi-site and multi-national deployment.

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

In 2018, AudioCodes continued to work on new product offerings of software only virtual session border controller and its Voice.AI initiative, a suite of products combining voice recognition and intelligent analysis of speech for various practical applications.

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

INDUSTRY BACKGROUND AND MARKET TRENDS

The networking and telecommunications industries continue to experience rapid change. Below are some of the major market trends affecting the industry, as well as the evolving focus of the AudioCodes solutions and products.

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

Unified Communications as a Service (UCaaS)

Unified communications as a service (UCaaS) is a delivery model in which a variety of communication and collaboration applications and services are hosted by a third-party provider in public or private cloud data center and delivered over the Wide Area Network (WAN). In this category, the growth of hosted business services is widely affecting the communications world. Enterprises are adopting hosted and cloud services. Hosted unified communications and contact centers that are driven by Microsoft, BroadSoft (acquired by Cisco), Genesys and others are gaining traction within the enterprise community and are growing fast as an alternative to on-premises solutions. Microsoft’s Skype for Business unified communications offering is a market leader in this area.

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

WebRTC

WebRTC is a free, open project that provides web browsers and mobile applications with real-time communications (RTC) capabilities via simple application programing interface, or APIs. The WebRTC components have been optimized to best serve this purpose. WebRTC enables rich, high quality RTC applications to be developed for the standard web browser, mobile platforms, and content delivery systems, and allows them all to communicate via a common set of protocols. The WebRTC initiative is a project supported by Google, Microsoft, Mozilla and Opera, among others. WebRTC support is available by default mainstream web browsers like Chrome, Edge, Opera and Firefox, and also as a library for developing mobile applications. WebRTC is making a major impact in real time communications as it is natively supported by web browsers and therefore does not require a user to download a specific application. Similar to other open source projects, WebRTC makes a complex technology (such as voice compression and packetization, mitigation of network impairments, security and encryption of real time sessions and peer to peer connectivity of devices regardless of their location) accessible to the big and growing community of web developers, allowing them to quickly and easily develop real time communications services without requiring specific knowhow in voice and video communications. To enable connecting SIP based communication services (e.g., enterprise unified communications or contact centers) with WebRTC, a WebRTC gateway is required to mediate between the incompatible media and signaling of the different systems, as well as enable centralized functions such as compliance recording. WebRTC gateway functionality may be standalone or incorporated into an SBC, in which case it benefits from SBC capabilities such as VoIP security and interoperability. Additionally, a WebRTC Software Development Kit (SDK) is often required to complement the WebRTC GW, making it simple for Web developers to quickly develop WebRTC clients for Web and SmartPhones.

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

SD-WAN is a specific application of SDN technology applied to WAN connections, which are used to connect enterprise networks –including branch offices and data centers – over large geographic distances. A WAN might be used, for example, to connect branch offices to a central corporate network, or to connect data centers separated by distance. In the past, these WAN connections often used technologies (such as MPLS) that required special proprietary hardware and were sold at premium prices by service providers that offered a high degree of security, resiliency and quality of service. The SD-WAN technology seeks to modernize the network edge technology using a software approach and leverage on the wide availability of low cost broadband and internet services to offer cost effective alternatives to legacy WAN services.

Mobility Plus

There are nearly 1,000 MVNOs (mobile virtual network operator) in the world. The Mobility Plus product line offers a solution to this market. The solution enables use of the data network as an alternative option to cellular (GSM) calling and provides a significant saving to the cost of operations of MVNOs. Mobility Plus is offered as a SaaS solution and is installed on Amazon web services (AWS). Other features include high definition voice quality, advanced messaging and seamless handover between WiFi and 3G/4G/LTE networks.

Wireline service providers are facing increased pressure to add new revenue generating services. They can now use their customers’ mobile devices, such as smartphones and tablets, to deliver next generation mobile services by using VoIP over Wi-Fi or cellular data. Service providers can offer mobility services to reduce customers’ cellular roaming costs and divert revenue of roaming users from mobile providers to themselves. In parallel, enterprises are increasingly relying on a mobile workforce and are requiring communications services and solutions that enable employee mobility and productivity.

VoiceAI

The momentum of the market around cognitive services, and speech applications in particular, is increasing. The technology giants are offering an array of technologies as a service, and service providers and Enterprise customers keep looking for innovative technologies, products and solutions, cloud-based and on premises, in order to automate customer care services, to shorten the call handling time and to make their customer care processes more efficient.

BUSINESS STRATEGY

AudioCodes’ business strategy is focused on increasing its position as a leading vendor of advanced UC-SIP enterprise voice and voice networking and media processing solutions for the digital workplace. The following are key elements of our strategy:

Maintain and extend technological leadership. We intend to capitalize on our expertise in voice compression technology and voice signaling protocols and proficiency in designing voice communications systems. We continually upgrade our product lines with additional functionalities, interfaces and densities. We are also migrating our product functionality to be software-based and run natively in cloud environments, to comply with the industry trend of migrating to private and public clouds. We have invested heavily and are committed to continued investment in developing technologies that are key to providing high performance voice, data and fax transmission over packet networks and to be at the forefront of technological evolution in our industry.

Strengthen and expand strategic relationships with key partners and customers. We sell our products to service providers and enterprises worldwide, leading enterprise channels, regional and global system integrators, global equipment manufacturers and value-added resellers (VAR), in the telecommunications and networking industries and establish and maintain long-term working relationships with them. We work closely with our customers to engineer products and solutions that meet their particular needs. The on-going development and integration cycles frequently result in close working relationships with our customers and partners. By focusing on leading solution vendors, system integrators and channels with large volume potential, we believe that we reach a substantial segment of our potential customer base while controlling the cost and complexity of our marketing efforts.

Expand and enhance the development of highly-integrated products. We plan to continue designing, developing and introducing new product lines and product features that address the increasingly sophisticated needs of our customers. We believe that our knowledge of core technologies and system design expertise enable us to offer better solutions that are more complete and contain more features than those available in competitive alternatives. We believe that the best opportunities for our growth and profitability will come from offering a broad range of highly-integrated network product lines and product features, the integration of data services into our VoIP products, and the expansion into the unified communications and contact center markets.

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

Develop a network of strategic partners. We sell our products through, or in cooperation with, customers that can offer or certify our products as part of a full-service solution to their customers. We expect to further develop our strategic partner relationships with solution providers, system integrators and other service providers in order to increase our customer base. Our strategic partners include companies such as Microsoft, BroadSoft (now part of Cisco), Genesys (including Interactive Intelligence).

Acquire complementary businesses and technologies. We may pursue the acquisition of complementary businesses and technologies or the establishment of joint ventures to broaden our product offerings, enhance the features and functionality of our systems, increase our penetration in targeted markets and expand our marketing and distribution capabilities.

Engage enterprise customers in direct sales effort. We are pursuing a strategy of engaging large enterprise customers on a global level, as part of the AudioCodes product fit within leading enterprise solutions, mainly with Microsoft and Genesys. Our ability to engage these enterprises directly enhances our ability to influence solution design and procurement decisions. This, in turn, is designed to increase demand, which is expected to allow our business partners to fulfill this demand based on their relationship with AudioCodes.

Develop and expand professional services offering. AudioCodes has a rich portfolio of product-led services. We offer to our customers expert professional services to assist them with design, implementation and support of our products. We are planning to expand our services offering in line with the new products and solutions. Systems Integrators, Value-Add Resellers (VAR) and Service Providers (SP) are able to leverage AudioCodes professional services to complement their own, and are able to offer them under their own brand to the end customers.

AUDIOCODES SOLUTIONS, PRODUCTS AND SERVICES

Overview

Our products are intended for voice networking and media processing solutions for the digital workplace and they also facilitate the transmission of voice, data and fax over packet networks. We are a leading vendor of advanced voice networking and media processing solutions for the digital workplace. We have incorporated our algorithms, technologies and systems design expertise in both our networking and technology product lines.

Our products and services revenues are derived from networking and technology products. Networking products consist of connectivity platforms (Gateways, SBC and MSBR), IP Phones and management server suite. We further split the networking products to Gateways, UC-SIP and Applications. The Gateways are comprised of the TDM Voice over IP Media Gateways (analog and digital). UC-SIP consists of SBC, MSBR, IP Phones, Microsoft specific appliances (CloudBond 365 and Mediant CCE appliance) as well as call routing, element and voice quality management suite, all together management server suite. Applications include mobile VoIP solutions and other value added application products. Sales of networking products accounted for approximately 61% of our revenues in 2016, 60% of our revenues in 2017 and 61% of our revenues in 2018. Network services accounted for approximately 29% of our revenues in 2016, 31% of our revenues in 2017 and 32% of our revenues in 2018.

Technology products are enabling in nature and consist of our chips and boards business products. These are sold primarily to original equipment manufacturers, or OEMs, through distribution channels. Our chips and boards serve as building blocks that our customers incorporate in their products. In contrast, our networking products are used by our customers as part of a broader technological solution and are a box level product that interacts directly with other third party products. Sales of technology products accounted for approximately 9% of our revenues in 2016, 8% of our revenues in 2017 and 7% of our revenues in 2018. Technology services accounted for less than 1% of our revenues in 2016, 2017 and 2018.

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

AudioCodes Solutions

Solutions for Microsoft Skype for Business/Teams

AudioCodes One Voice for Skype for Business and Microsoft Teams includes AudioCodes’ Microsoft-qualified end-to-end voice elements, wide-ranging services and extensive expertise to enhance Microsoft Skype for Business voice implementations. These products and services are suitable for all Microsoft-approved unified communications architectures, including on-premise, cloud-based and hybrid.

Coexistence, Migration and SIP Trunking allow for smooth and controlled migration of existing telephony system or telephony services. AudioCodes delivers a comprehensive solution for migration, integration and SIP trunking connectivity. Compatible with virtually any PBX, AudioCodes’ simplified dialing plan Active Directory (AD) integration protects investment in legacy equipment.

Security and Fraud Prevention solutions prevent attacks causing voice disruptions, theft of services or other threats exposing a customer’s voice infrastructure. AudioCodes secures the integration of unified communications and external voice services with attack detection and topology hiding.

Devices and Productivity improves employee efficiency while integrating UC into the work environment. AudioCodes delivers desk phone products and huddle room solutions that are intuitive to work with and deliver excellent quality.

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

Skype for Business and Teams Management Solutions deliver operational excellence with full life-cycle management. AudioCodes One Voice Operations Center is a management suite providing full coverage of the entire set of actions required to manage a voice network in a Skype for Business unified communications environment.

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

AudioCodes VoIP network solutions for Contact Centers, including SBC, IP Phones and Gateways, are designed to help enterprises and service providers in their transition towards an all-IP voice infrastructure by providing the network elements required to enable and support the smooth operation of the contact center application suite while mitigating the risks of migrating into an IP environment. Additionally, our virtualized VoIP connectivity and management solutions help cloud contact center vendors to build highly reliable and scalable Contact Center as a Service (CCaaS) offering.

Virtualization, Cloud and NFV

Enterprises and service providers adopt virtualized solutions either in privately own data centers or in public clouds, following the Network Function Virtualization (NFV) architecture and concepts. This enables scale and quick introduction of new innovative communication services without the overhead typically associated with hardware-based solution deployments. Realizing this opportunity requires flexible Virtual Network Function (VNF) Session Border Controllers (SBCs) capable of running both as access and peering/Interconnect SBCs, as well as VNFs on enterprise virtualized data centers or Virtual Enterprise CPE devices (vE-CPE, also known as uCPE).

AudioCodes offers a comprehensive and flexible set of solutions spanning from vE-CPE appliances that can host third party VNFs as well as a scalable virtualized SBC. AudioCodes’ virtual SBC. VoIP routing and lifecycle management runs on any vE-CPE device, as well as in the Enterprise, Service or Cloud provider’s virtualized infrastructure, functioning as an access or peering/Interconnect SBC. By offering a single scalable product, covering all capacity needs with unified control and management interface, Enterprises, Service and Cloud providers can leverage its deployment and operations simplicity to introduce new communications services rapidly and cost-effectively. Running on most public cloud infrastructure, the AudioCodes virtualized SBCs enable Enterprises and Software as a Service (SaaS) vendors to quickly integrate and launch VoIP services out of the public cloud infrastructure.

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

VocaONE

AudioCodes voice-driven calling assistant is an easy-to-use solution that enables organizations, public institutions and retailers to handle thousands of calls each day, while maintaining high-quality customer experience. Based on AudioCodes state-of-the-art voice recognition technology, VocaONE provides callers with an ‘always-on’, 24/7 calling solution that improves customer experience and satisfaction, while significantly reducing associated costs.

VocaONE includes a built-in guided NLU engine that provides a wide coverage of industry-related enterprise jargons, enabling users to use their natural language rather than having to learn a new set of operational terms and words. By allowing callers to use their familiar, every day, language, VocaONE increases both engagement and satisfaction, by presenting an authentic and unparalleled customer experience.

SmartTAP Call Recording

AudioCodes SmartTAP Call Recording is an enterprise-wide compliance and liability recorder supporting Skype for Business as well as gateways and SBCs supporting SEPRec protocol. Though most recorders in the market focus on contact center features, SmartTAP is deployed across the enterprise to capture calls, either on-demand or, in some cases, full time. With an integral Skype for Business recording toolbar, enterprise users can be recorded with SmartTAP anywhere and anytime they are on Skype for Business calls. SmartTAP can initially be deployed on a small scale and then can be scaled up to support many thousands of users using its linear scalability feature. SmartTAP supports Skype For Business recording of voice, video, video conference, Instant Messaging and Desktop Sharing transactions.

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

SBCs are deployed at the border between the enterprise and the service provider, as well as between the networks of different service providers. In the enterprise environment, SBCs form an effective demarcation point between the VoIP network of a business and the SIP Trunk or hosted VoIP service of a service provider. In this capacity, an SBC performs SIP protocol and media mediation (interoperability) and secures the enterprise VoIP network. In the service provider core, SBCs provide primarily VoIP security, protocol normalization, VoIP routing and service level agreement monitoring and enforcement.

The Mediant SBC family includes a range of hardware and software platforms that offer cost-efficient, scalable SBC and hybrid SBC-MG functionality (SIP to TDM, SIP to SIP) for enterprises, service providers and cloud deployments.

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

The MediaPack(MP)-1288 is a high density analog media gateway. Supporting up to 288 analog ports in a compact 3U chassis. The MP-1288 offers a cost-effective solution for organizations transitioning to all-IP that need to integrate large numbers of analog devices into their new infrastructure. The MP-1288 enables these organizations to protect the investment made in their analog devices and cabling while enjoying the functional and cost benefit of the move to the all-IP infrastructure.

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

IP Phones and Huddle Room Solution

The AudioCodes 400HD series of IP Phones includes a range of easy-to-use, feature-rich products for the service provider hosted services, enterprise unified communications and contact center markets. Based on the same advanced, field-proven underlying technology as our other VoIP products, AudioCodes high quality IP phones enable systems integrators and end-customers to build end-to-end VoIP solutions. AudioCodes Huddle Room Solution (HRS) delivers a voice-meeting solution for small and medium sized meeting rooms.

Managed IP Phones solution

AudioCodes IP phones can be offered as part of our of Managed IP Phones solution which defines the IP phone as an IT-managed entity and delivers complete life-cycle management of end-user desktop devices.

CloudBond 365, Cloud Connector Edition (CCE) appliances, and User Management Pack 365 (UMP 365)

AudioCodes CloudBond™ 365 is a modular, adaptable solution for the data center, customer premises or the branch. A versatile all-in-one Skype for Business appliance designed for hybrid environments, it combines Skype for Business server, the Cloud-PBX and the service provider’s voice services. While Microsoft’s cloud unified communications offering is still evolving into a full PBX replacement, CloudBond 365 bridges the gap, creating the critical bond between UC and the developing cloud business.

AudioCodes CloudBond 365 CCE appliances allow Microsoft Skype for Business cloud PBX customers to connect to their local existing voice services (such as E1/T1, ISDN and SIP Trunks). AudioCodes CloudBond CCE appliances package Microsoft CCE code along with AudioCodes SBC and gateway technology and a management application for simplified installation and operation.

AudioCodes User Management Pack 365 (UMP 365) is a software management application that allows IT managers and service providers to easily manage user life-cycle in Skype for Business deployments. UMP 365 does not require knowledge and expertise in Microsoft’s PowerShell tools. Instead, it allows helpdesk level engineers to operate the daily tasks using an intuitive graphical user interface.

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

Customers

Our customers consist of service providers (with direct and indirect relationship), enterprises (with indirect relationship) and a small percentage of OEM customers.

Our service provider customers include a range of tier 1, 2 and 3 service providers that deploy our solution as part of their voice service or UC or SIP trunk or others offering for their business customers. Our solutions are deployed both at the customer premise and at the service core to provide connectivity and high-quality voice services. AudioCodes’ range of products and wide interoperability allows service providers to deploy our solutions in practically any third party solution environment (e.g., together with BroadSoft (acquired by Cisco) Huawei, Alcatel, MetaSwitch and others) and for a wide range of customers. Our solutions are sold to service provider customers in 100 countries mainly through a wide range of distributors and some via direct sales.

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

We have generally entered into non-exclusive sales representation/distribution agreements with customers in each of the major countries in which we do business. These agreements are typically for renewable 12-month terms, or are terminable at will by us upon 90 days’ notice, and do not commit the customer to inventory or to any minimum sales of our products to third parties. Some of our customers have the ability to return some of the products they have previously purchased and purchase more up to date models.

The One Voice marketing message positions AudioCodes as a one-stop-vendor for various echo systems telephony solutions. The marketing campaign started with the positioning of One Voice for LYNC (now called Skype for Business/Teams), which presented the AudioCodes value proposition as a vendor of comprehensive voice networking for Microsoft unified communications with a broad set of certified IP phones and connectivity products such as SBAs, gateways and SBCs. Additionally, One Voice positions AudioCodes as a vendor that can deliver end-to-end support and offers value-added professional services including design, implementation and network readiness assessment, among others. We also introduced One Voice for Hosted Services which similarly positions AudioCodes as a one-stop vendor for operators hosted services, mainly in collaboration with BroadSoft (now part of Cisco). AudioCodes believes it can deliver a full suite of voice and networking equipment that is required to connect business customers to an operator’s network.

In 2018, we continued to enhance our field marketing efforts with direct touch enterprise engagements, along with channel recruitments and generic marketing activities including tradeshows, webinars, seminars, on-line and social marketing.

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

We are obligated under certain agreements with our suppliers to purchase goods and to purchase excess inventory. Aggregate non-cancellable obligations under these agreements as of December 31, 2018 were approximately $19.5 million.

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

Our principal competitors in the area of analog media gateways (2 to 24 ports) for access and enterprise are Grandstream, Natex, Iskratel, Zyxel, Adtran, Media5, Cisco, Sangoma, Innovaphone AG, Patton, Dialogic and Ribbon.

In the area of low and mid density digital gateways we face competition from companies such as Ribbon Communications (formerly Sonus Networks), Huawei, Cisco, Dialogic, NewRock, Ribbon, Patton, Ferrari and Sangoma.

Our competitors in the area of MSBRs are companies such as Cisco, Juniper, Adtran, One-Access, Patton, Huawei, HP/3COM and Alcatel-Lucent.

Specifically in the area of enterprise class session border controller technology we compete with Oracle, Cisco, Avaya, Ribbon Communications (formerly Sonus Networks), MetaSwich, Ingate and Ribbon.

Our competitors in the Microsoft Skype for Business certified gateways, session border controller, Survivable Branch Appliance and IP Phone markets include Ribbon Communications (formerly Sonus Networks), Oracle, Plantronics and Yealink.

Our competitors in the area of contact center vendors are Ribbon Communications (formerly Sonus Networks), Oracle, Plantronics and Yealink.

Our competitors in the area of Call Recording are companies such as Verint, Nice, ACS, Red Box, Teleware and Dubber.

Our competitors in the area of voice recognition are companies such as Microsoft, Google, Amazon and Nuance, and a group of startup companies.

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

Our principal competitors in the area of IP Phones are comprised of “best-of-breed” IP phone vendors and end-to-end IP telephony vendors. “Best of breed” IP phone vendors sell standards-based SIP phones that can be integrated into any standards-based IP-PBX or hosted IP telephony system. These competitors include Plantronics, HP, Grandstream, Yealink, VTEC (acquired SNOM) and many others. End-to-end IP telephony vendors sell IP phones that only work in their proprietary systems. These competitors include Cisco, Avaya, Alcatel-Lucent, Siemens, Mitel and NEC. In the areas of Skype for Business/Microsoft Teams, our competitors are certified vendors – Yealink and Plantronics.

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

Intellectual Property and Proprietary Rights

Our success is dependent in part upon proprietary technology. We rely primarily on a combination of patent, copyright and trade secret laws, as well as confidentiality procedures and contractual provisions, to protect our proprietary rights. We also rely on trademark protection concerning various names and marks that serve to identify us and our products. While our ability to compete may be affected by our ability to protect our intellectual property, we believe that because of the rapid pace of technological change in our industry maintaining our technological leadership and our comprehensive familiarity with all aspects of the technology contained in our signal processors and communication boards is also significant to our success.

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

We lease our main office and warehouse facilities, located in Airport City, Lod, Israel, which occupy approximately 274,000 square feet for annual lease payments of approximately $5.6 million (including management fees). The term of this lease extends until January 31, 2024.

Our U.S. subsidiary, AudioCodes Inc., leased an approximately 28,000 square foot facility in Somerset, New Jersey through November 30, 2018. As of December 1, 2018, AudioCodes Inc. moved to a new facility in the same area. AudioCodes Inc. also leases office in Raleigh. The annual lease payments in 2018 (including management fees) for all our offices in the United States were approximately $500,000.

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

By December 31, 2017, revenues from products and services were recognized in accordance with Accounting Standards Codification (“ASC”) 605, “Revenue Recognition”, when the following criteria were met: (i) persuasive evidence of an arrangement exists; (ii) delivery of the product has occurred; (iii) the fee is fixed or determinable; and (iv) collectability is reasonably assured.

As of January 1, 2018, we have adopted ASC 606, “Revenue from Contracts with Customers”, As a result of this adoption, revenues from products and services are recognized in accordance with ASC 606, and we have revised our accounting policy for revenue recognition as detailed below. We recognize revenue under the core principle that transfer of control to our customers should be depicted in an amount reflecting the consideration we expect to receive in revenue. As such, we identify a contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation in the contract and recognize revenues when (or as) we satisfy a performance obligation. We have no obligation to customers after the date on which products are delivered, other than pursuant to warranty obligations and any applicable right of return. We grant to some of our customers the right of return or the ability to exchange a specific percentage of the total price paid for products they have purchased over a limited period for other products.

We maintain a provision for product returns and exchanges and other incentives. This provision is based on historical sales returns, analysis of credit memo data and other known factors. This provision amounted to $1.9 million and $2.3 million as of December 31, 2017 and 2018, respectively. Following the adoption of ASC 606, as of December 31, 2018, this provision was recorded as part of other payables and accrued expenses.

By December 31, 2017, under Accounting Standards Update (“ASU”) No. 2009-13, Topic 605, “Multiple-Deliverable Revenue Arrangements”, the selling price for a deliverable was based on its vendor-specific objective evidence (“VSOE”) if available, third-party evidence (“TPE”) if VSOE is not available, or estimated selling price (“ESP”) if neither VSOE nor TPE is available. We have recognized revenue on each deliverable in accordance with our policies for product and service revenue recognition.

As of January 1, 2018, and following the adoption of ASC 606, when we enter into contracts that included combinations of products and services that are capable of being distinct and accounted for as separate performance obligations, the products are distinct upon delivery as the customer can derive the economic benefit of it without any professional services, updates or technical support. We allocate the transaction price to each performance obligation based on its relative standalone selling price out of the total consideration of the contract. For support, we determine the standalone selling prices based on the price at which we separately sell a renewal contract on a stand-alone basis. For professional services, we determine the standalone selling prices based on the price at which we separately sell those services on a stand-alone basis.

Our products contain a significant element relating to its proprietary technology and its solutions offer substantially different features and functionality. As a result, the comparable pricing of products with similar functionality typically cannot be obtained. Additionally, as we are unable to reliably determine the selling prices of comparable products sold by competitors and generally does not sell the products separately on a stand-alone basis, the stand-alone selling prices are not directly observable. Therefore, we make estimates based on reasonably available information. The estimated selling price is established considering multiple factors including, but not limited to, pricing practices in different geographical areas and through different sales channels, gross margin objectives, internal costs, the pricing strategies of competitors and industry technology lifecycles.

Product revenues are recognized at the point of time when control is transferred, the product has been delivered and the benefit of the asset has transferred. Revenues from support are recognized ratably over the term of the underlying contract term. Renewals of support contracts create new performance obligations that are satisfied over the term with the revenues recognized ratably over the period. For professional services, the performance obligations are satisfied, and revenues are recognized, when the services are provided or once the service term has expired.

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

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the “weighted average cost” method for raw materials and finished products. We periodically evaluate the quantities on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow moving items, technological obsolescence, excess inventories, discontinued products and for net realizable value lower than cost. We wrote-off inventory in a total amount of $2.2 million, $1.9 million and $1.9 million in the years ended December 31, 2016, 2017, and 2018, respectively.

Intangible assets

As a result of our acquisitions, our balance sheet included acquired intangible assets in the aggregate amount of approximately $2.0 million and $1.3 million as of December 31, 2017 and 2018, respectively.

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

During the years ended December 31, 2016, 2017 and 2018, no impairment charges were identified.

Goodwill

As a result of our acquisitions, our balance sheet included acquired goodwill in the aggregate amount of approximately $36.2 million as of December 31, 2017 and 2018. Goodwill represents the excess of the purchase price and related costs over the fair value of net tangible and identifiable intangible assets of businesses acquired and accounted for under the purchase method. In accordance with ASC 350, “Intangible, Goodwill and Other,” goodwill is not amortized and is tested for impairment at least annually. Our annual impairment test is performed at the end of the fourth quarter each year. If events or indicators of impairment occur between the annual impairment tests, we perform an impairment test of goodwill at that date.

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

During the years ended December 31, 2016, 2017 and 2018, no impairment losses were identified.

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

Share-based compensation

We account for share-based compensation in accordance with ASC 718, “Compensation-Stock Compensation”. We utilize the Black-Scholes option pricing model to estimate the fair value of share-based compensation at the date of grant. The Black-Scholes model requires subjective assumptions regarding dividend yields, expected volatility, expected life of options and risk-free interest rates. These assumptions reflect management’s best estimates. Changes in these inputs and assumptions can materially affect the estimate of fair value and the amount of our share-based compensation expenses relating to share options. Prior to January 1, 2016, we estimated the forfeiture rate based on historical forfeitures of equity awards and adjusted the rate to reflect changes in facts and circumstances, if any. We revised our estimated forfeiture rate if actual forfeitures differed from our initial estimates. Effective as of January 1, 2016, we adopted a change in accounting policy in accordance with ASU 2017-09, “Compensation Stock Compensation (Topic 718)” to account for forfeitures as they occur. The change was applied on a modified retrospective basis with a cumulative effect adjustment to retained earnings as of January 1, 2017. No prior periods were recast as a result of this change in accounting policy. We recognized share-based compensation expense of $2.4 million, $2.3 million and $3.3 million in the years ended December 31, 2016, 2017 and 2018, respectively. As of December 31, 2018, there was approximately $5.5 million of total unrecognized share-based compensation expense related to non-vested share-based compensation arrangements granted by us. As of December 31, 2018, that expense is expected to be recognized over a weighted-average period of 1.12 years.

Contingent liabilities

We are, from time to time, involved in claims, lawsuits, government investigations, and other proceedings arising from the ordinary course of our business. We record a provision for a liability when we believe that it is both probable that a liability has been incurred, and the amount can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount. Such legal proceedings are inherently unpredictable and subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, it could have a material impact on our results of operations, financial position and cash flows. No provision was recorded as of December 31, 2018.

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

Recently Issued and Adopted Accounting Pronouncements

See Note 2z to our Consolidated Financial Statements included elsewhere in this Annual Report.

New accounting pronouncements not yet effective

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

In June 2016, the Israel National Authority for Technology and Innovation (formerly known as the Office of the Chief Scientist) of the Israeli Ministry of Economy and Industry, or IIA approved a three-year program (2016-2018) relating to our R&D Center for approximately NIS 107 million (equal to approximately $27.8 million based on the exchange rate in effect as of December 31, 2016). In June 2018, IIA reduced our grant with respect to 2018, which has not yet been fully funded, by approximately NIS 21 million. These grants are subject to conditions relating to grants by IIA. Funding for the whole term of the program is subject to the continued review and approval of the progress of the project by IIA. If any required approval is withheld or delayed, our results of operations will be negatively affected and we may be unable to complete research and development projects that could lead to new product launches and sales. This research and development center employed approximately 90 engineers as of December 31, 2018.

We offer a comprehensive professional services program intended to provide responsive, preventive, and consultative support of our networking products. Our professional services support networking devices, applications and infrastructures, allowing large organizations and service providers to realize the potential of a high-performance multi-service network.

Our headquarters and research and development facilities are located in Israel with research and development extensions in the U.S., China and U.K. We have other offices located in Europe, the Far East, and Latin America.

Historically, a substantial portion of our revenue has been derived from large purchases by a limited number of original equipment manufacturers, or OEMs, and network equipment providers, or NEPs, systems integrators and distributors. ScanSource Communications Group, our largest customer, accounted for 16.7%, 17.5% and 17.8% of our revenues in the years ended December 31, 2016, 2017 and 2018, respectively. In addition, Westcon Group accounted for 11.9%, 12.7% and 11.1% of our revenues in the years ended December 31, 2016, 2017 and 2018, respectively. Our top five customers accounted for 35.8%, 37.5% and 38.7% of our revenues in the years ended December 31, 2016, 2017 and 2018, respectively. If we lose a large customer and fail to add new customers to replace lost revenue, our operating results may be materially adversely affected.

Revenues, based on the location of our customers for the last three fiscal years, are as follows:

	Year Ended December 31,
	2016	2017	2018
Americas	50.9%	51.7%	49.1%
Far East	18.0	15.5	14.7
Europe	26.9	31.4	33.6
Israel	4.2	1.4	2.6
Total	100.0%	100.0%	100.0%

Beyond run rate business usually repeated one purchased by distributors and service providers, we believe that prospective customers generally are required to make a significant commitment of resources to test and evaluate our products and to integrate them into their larger systems. Our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new communications equipment. For these reasons, the sales cycles of our products to new customers are often lengthy, averaging approximately six to twelve months. As a result, we may incur significant selling and product development expenses prior to generating revenues from sales.

The currency of the primary economic environment in which our operations are conducted is the dollar and, as such, we use the dollar as our functional currency. Transactions and balances originally denominated in dollars are presented at their original amounts. All transaction gains and losses from the remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations as financial income or expenses, as appropriate.

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

Results of Operations

The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
Statement of Operations Data:	2016	2017	2018

Revenues:
Products	70.3%	68.6%	68.0%
Services	29.7%	31.4%	32.0%
Total revenues	100.0%	100.0%	100.0%

Cost of revenues:
Products	32.2	30.3	29.4
Services	7.1	7.3	7.8
Total cost of revenues	39.3	37.6	37.2
Gross profit	60.7	62.4	62.8
Operating expenses:
Research and development, net	20.0	19.4	19.7
Selling and marketing	31.0	31.2	28.0
General and administrative	4.4	5.7	5.8

Total operating expenses	55.4	56.3	53.5

Operating income	5.3	6.1	9.3
Financial income (expenses), net	(0.1)	0.0	0.1
Income before taxes on income	5.2	6.1	9.4
Tax benefit (taxes on income)	6.0	(3.6)	(1.7)
Net income	11.2%	2.5%	7.7%

Year Ended December 31, 2018, Compared to Year Ended December 31, 2017

Revenues. Revenues increased 12.4% to $176.2 million in the year ended December 31, 2018, from $156.7 million in the year ended December 31, 2017.

Our revenues from sales of products in the year ended December 31, 2018 increased by 11.5% to $119.9 million, or 68.0% of total revenues, from $107.5 million, or 68.6% of total revenues, in the year ended December 31, 2017. The increase in revenues from sales of products was due to the increased adoption of SIP Trunk and unified communications and collaboration solutions by enterprises and the increased migration by contact center customers and service providers from traditional TDM networks to pure IP networks. This migration positively affected the demand for our UC SIP products, while supporting moderate growth of our media gateway products.

Our revenues from sales of services in the year ended December 31, 2018 increased by 14.4% to $56.3 million, or 32.0% of total revenues, from $49.2 million, or 31.4% of total revenues, in the year ended December 31, 2017. The increase in revenues from sales of services was primarily driven by the growth in sales of technical support services, which relate to sales of products in the year ended December 31, 2018 and in previous years and by the growth in professional services. Product support services attributable to sales of products in prior years resulted from renewal of support agreements and from support services for a larger amount of products being supported. The growth in sales of professional services is attributable to a broader portfolio of professional services offered by us and an increase in demand for such services.

Cost of Revenues and Gross Profit. Cost of revenues includes the cost of hardware, quality assurance, overhead related to professional and support customer services, overhead related to manufacturing activity, technology licensing and royalty fees payable to third parties and royalties payable to IIA. Gross profit increased to $110.6 million in the year ended December 31, 2018, from $97.8 million in the year ended December 31, 2017. Gross profit as a percentage of total revenues was 62.8% in the year ended December 31, 2018, compared to 62.4% in the year ended December 31, 2017. The increase in the gross profit as a percentage of total revenues was attributable to the higher increase in our revenues from sales of services, which have a significantly higher average gross margin and a more favorable mix in the sale of our products. In addition, our gross profit percentage benefited from our fixed overhead costs being spread over increased revenue volumes. In the year ended December 31, 2018, expenses included in cost of revenues related to share-based compensation were $186,000, compared to $84,000 in the year ended December 31, 2017.

Cost of revenues related to sales of products increased by 9.3% to $51.9 million in the year ended December 31, 2018, from $47.4 million in the year ended December 31, 2017.

Cost of revenues related to sales of services in the year ended December 31, 2018 increased by 20.0% to $13.7 million, from $11.4 million in the year ended December 31, 2017. This increase is primarily attributable to higher support personnel expenses associated with providing services and implementation of our products with service providers, as well as with enterprise customers. In the year ended December 31, 2018, the gross margin percentage from sales of services slightly decreased to 75.6%, from 76.8% in the year ended December 31, 2017.

Research and Development Expenses, net. Research and development expenses, net, consist primarily of salaries and related costs of employees engaged in ongoing research and development activities, development-related raw materials and the cost of subcontractors, less grants from IIA. Research and development expenses increased by 14.2% in the year ended December 31, 2018 to $34.7 million, from $30.3 million in the year ended December 31, 2017. As a percentage of total revenues, research and development expenses slightly increased to 19.7% in the year ended December 31, 2018, from 19.4% in the year ended December 31, 2017. The increase on an absolute basis is primarily due to the decrease in the grants recognized from IIA. In the year ended December 31, 2018, expenses included in research and development expenses related to share-based compensation were $651,000, compared to $383,000 in the year ended December 31, 2017. Grants recognized from IIA were $5.7 million in the year ended December 31, 2018, compared to $8.3 million in the year ended December 31, 2017.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of salaries and related costs (including sales commissions) of selling and marketing personnel, as well as exhibition, travel and related expenses. Selling and marketing expenses slightly increased by 0.8% in the year ended December 31, 2018 to $49.3 million, from $49.0 million in the year ended December 31, 2017. As a percentage of total revenues, selling and marketing expenses decreased to 28.0% in the year ended December 31, 2018, from 31.2% in the year ended December 31, 2017. The increase on an absolute basis is primarily due to an increase in the number of employees and related expenses associated with the additional employees. We added employees in an effort to increase our market share in the areas in which we sell our products and services. In the year ended December 31, 2018, expenses included in selling and marketing expenses related to share-based compensation were $1.2 million, compared to $1.0 million in the year ended December 31, 2017.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related costs of finance, human resources and general management personnel, rent, network and allowance for doubtful accounts, as well as insurance and consultant services expenses. General and administrative expenses increased by 15.3% to $10.3 million in the year ended December 31, 2018, from $8.9 million in the year ended December 31, 2017. As a percentage of total revenues, general and administrative expenses slightly increased to 5.8% in the year ended December 31, 2018, from 5.7% in the year ended December 31, 2017. The increase in general and administrative expenses was primarily due to the income and expenses recorded as a result of the revaluation of a liability related to potential earn-out payments in the years ended December 31, 2017 and 2018 and due to the increase in the expenses related to share-based compensation. In the year ended December 31, 2018, expenses included in general and administrative expenses related to share-based compensation were $1.2 million compared to $0.8 million in the year ended December 31, 2017.

Financial Income (Expenses), Net. Financial income, net consists primarily of interest earned on cash and cash equivalents, marketable securities and bank deposits, net of interest on our bank loans and bank charges. Financial income, net, in the year ended December 31, 2018 were $228,000, compared to Financial expenses, net of $10,000 in the year ended December 31, 2017. The increase in financial income, net in the year ended December 31, 2018 was mainly due to higher interest income recorded with respect to our bank deposits.

Taxes on income (tax benefit), Net. We had a net income tax expense of $3.1 million in the year ended December 31, 2018, compared to $5.6 million in the year ended December 31, 2017. The decrease in the net income tax expenses is primarily a result of lower utilization of deferred tax assets and the decrease in the U.S. tax rate in 2017 as part of the TCJA.

Year Ended December 31, 2017, Compared to Year Ended December 31, 2016

Revenues. Revenues increased 7.6% to $156.7 million in the year ended December 31, 2017, from $145.6 million in the year ended December 31, 2016.

Our revenues from sales of products in the year ended December 31, 2017 increased by 5.1% to $107.5 million, or 68.6% of total revenues, from $102.3 million, or 70.3% of total revenues, in the year ended December 31, 2016. The increase in revenues from sales of products was due to the increased adoption of SIP Trunk and unified communications and collaboration solutions by enterprises and the increased migration by contact center customers and service providers from traditional TDM networks to pure IP networks. This migration positively affected the demand for our UC SIP products, while supporting moderate growth of our media gateway products.

Our revenues from sales of services in the year ended December 31, 2017 increased by 13.6% to $49.2 million, or 31.4% of total revenues, from $43.3 million, or 29.7% of total revenues, in the year ended December 31, 2016. The increase in revenues from sales of services was primarily driven by the growth in sales of technical support services, which relate to sales of products in the year ended December 31, 2017 and in previous years and by the growth in professional services. We have expanded our direct support programs and have launched advanced support programs that enable us to sell more support services per product. Product support services attributable to sales of products in prior years resulted from renewal of support agreements and from support services for a larger amount of products being supported. The growth in sales of professional services is attributable to a broader portfolio of professional services offered by us and an increase in demand for such services.

Cost of Revenues and Gross Profit. Cost of revenues includes the cost of hardware, quality assurance, overhead related to professional and support customer services, overhead related to manufacturing activity, technology licensing and royalty fees payable to third parties and royalties payable to IIA. Gross profit increased to $97.8 million in the year ended December 31, 2017, from $88.3 million in the year ended December 31, 2016. Gross profit as a percentage of total revenues was 62.4% in the year ended December 31, 2017, compared to 60.7% in the year ended December 31, 2016. The increase in the gross profit as a percentage of total revenues was attributable to the higher increase in our revenues from sales of services, which have a significantly higher average gross margin and a more favorable mix in the sale of our products. In addition, our gross profit percentage benefited from our fixed overhead costs being spread over increased revenues. In the year ended December 31, 2017, expenses included in cost of revenues related to share-based compensation were $84,000 compared to $118,000 in the year ended December 31, 2016.

Cost of revenues related to sales of products increased by 1.1% to $47.4 million in the year ended December 31, 2017, from $46.9 million in the year ended December 31, 2016.

Cost of revenues related to sales of services in the year ended December 31, 2017 increased by 10.7% to $11.4 million, from $10.3 million in the year ended December 31, 2016. This increase is primarily attributable to higher support personnel expenses associated with providing services and implementation of our products with service providers, as well as with enterprise customers. In the year ended December 31, 2017, the gross margin percentage from sales of services slightly increased to 76.8%, from 76.2% in the year ended December 31, 2016. The increase in such gross margin percentage was primarily attributable spreading our fixed overhead costs over the increased revenues from the sale of services.

Research and Development Expenses, net. Research and development expenses, net, consist primarily of salaries and related costs of employees engaged in ongoing research and development activities, development-related raw materials and the cost of subcontractors, less grants from IIA. Research and development expenses increased by 4.1% in the year ended December 31, 2017 to $30.3 million, from $29.1 million in the year ended December 31, 2016. As a percentage of total revenues, research and development expenses decreased to 19.4% in the year ended December 31, 2017, from 20.0% in the year ended December 31, 2016. The increase on an absolute basis is primarily due to the appreciation of the NIS against the dollar. In the year ended December 31, 2017, expenses included in research and development expenses related to share-based compensation were $383,000, compared to $459,000 in the year ended December 31, 2016. Grants recognized from IIA were $8.3 million in the year ended December 31, 2017 compared to $7.3 million in the year ended December 31, 2016.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of salaries and related costs of selling and marketing personnel, as well as exhibition, travel and related expenses. Selling and marketing expenses increased by 8.6% in the year ended December 31, 2017 to $49.0 million, from $45.1 million in the year ended December 31, 2016. As a percentage of total revenues, selling and marketing expenses slightly increased to 31.2% in the year ended December 31, 2017, from 31.0% in the year ended December 31, 2016. The increase on an absolute basis is primarily due to the appreciation of the NIS against the dollar and an increase in the number of employees and related expenses associated with the additional employees. We added employees in an effort to increase our market share in the areas in which we sell our products and services. This increase was in line with the increase in our revenues. In the year ended December 31, 2017, expenses included in selling and marketing expenses related to share-based compensation were $1.0 million compared to $1.1 million in the year ended December 31, 2016.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related costs of finance, human resources and general management personnel, rent, network and allowance for doubtful accounts, as well as insurance and consultant services expenses. General and administrative expenses increased by 39.1% to $8.9 million in the year ended December 31, 2017, from $6.4 million in the year ended December 31, 2016. As a percentage of total revenues, general and administrative expenses increased to 5.7% in the year ended December 31, 2017 from 4.4% in the year ended December 31, 2016. The increase in general and administrative expenses was primarily due to the income recorded as a result of the revaluation of a liability related to potential earn-out payments in the year ended December 31, 2016 and the appreciation of the NIS against the dollar. In the year ended December 31, 2017, expenses included in general and administrative expenses related to share-based compensation were $816,000 compared to $736,000 in the year ended December 31, 2016.

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

Taxes on income (tax benefit), Net., Net. We had a net income tax expense of $5.6 million in the year ended December 31, 2017, compared to net income tax benefit of $8.6 million in the year ended December 31, 2016. During the year ended December 31, 2016, we fully utilized the remaining amount of the deferred tax asset recorded in the year ended December 31, 2013. Based on our earnings history and expected future operating results, we recorded a deferred tax asset in the amount of $11.6 million as of December 31, 2016. The net income tax benefit in the year ended December 31, 2016 reflected the effect of the tax benefit associated with the creation of this deferred tax asset. The Company estimates it will utilize the deferred tax asset over the next few years. The net income tax expense in the year ended December 31, 2017 mainly resulted from the decrease in deferred tax asset due to utilization and the new tax legislation enacted by the U.S. government in December 2017.

Impact of Inflation, Devaluation and Fluctuation of Currencies on Results of Operations, Liabilities and Assets

Since the majority of our revenues are paid in or linked to the dollar, we believe that inflation and fluctuations in the NIS/dollar exchange rate have no material effect on our revenues. However, a majority of the cost of our Israeli operations, mainly personnel and facility-related, is incurred in NIS. Inflation in Israel and dollar exchange rate fluctuations have some influence on our expenses and, as a result, on our net income. Our NIS costs, as expressed in dollar, are influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the dollar.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year Ended December 31,	Israeli inflation rate %	NIS devaluation or appreciation rate %	Israeli inflation adjusted for devaluation %

2016	(0.2)	(1.5)	(1.3)
2017	0.4	(9.8)	(10.2)
2018	0.8	8.1	7.3

B.	LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations for the last three years primarily from our cash and cash equivalents, bank deposits, bank borrowings and cash from operations.

As of December 31, 2018, we had $65.4 million in cash and cash equivalents, marketable securities and bank deposits, an increase of $6.7 million from $58.7 million at December 31, 2017. As of December 31, 2018, we were restricted with respect to using approximately $9.2 million of our cash as a result of provisions in our loan agreements, a lease agreement and foreign exchange derivatives transactions.

Share Repurchase Program and Cash Dividends

In each of January, May and October 2016, we received court approval in Israel to repurchase up to an additional $15.0 million of our ordinary shares for an aggregate approval to repurchase up to an additional $45 million of our ordinary shares. In May and November 2017, the court approved an additional $15.0 million and $20.0 million, respectively, in share repurchases. In June 2018, the court approved additional $20.0 million in share repurchases and in January 2019, the court approved additional $12.0 million. Each of these two most recent approvals allowed us to use the approved amounts for share repurchases or cash dividends. The Israeli court generally limits its approval to six months from the date of application. As a result, although the program does not have a set end date, it requires renewal each six months by submitting a new court application, based on the then prevailing facts. No shares were repurchased during the year ended December 31, 2018 other than through the repurchase program. Share purchases have and will take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume or other factors. The repurchase program does not require us to purchase a specific number of shares and may be suspended from time to time or discontinued. In July 2016, we completed a cash self-tender offer and accepted for purchase a total of 3,000,000 of our ordinary shares, the maximum amount of shares subject to the offer. These shares were purchased under our repurchase program. During the year ended December 31, 2018, we acquired an aggregate of 1,795,814 of our ordinary shares for approximately $14.3 million and declared and paid a cash dividend in the aggregate amount of $5.8 million. During the year ended December 31, 2017, we acquired an aggregate of 3,749,462 of our ordinary shares for approximately $25.6 million. During the year ended December 31, 2016, we acquired an aggregate of 6,198,363 of our ordinary shares for approximately $29.4 million. In January 2019, we declared and paid a cash dividend in the aggregate amount of $3.2 million. After the declaration of this dividend, we had approximately $8.8 million available under the court approval in January 2019 for share repurchases or dividends.

Bank Loans

In December 2015, we entered into a loan agreement with an Israeli commercial bank that provided loans in the total principal amount of $3.0 million and 3.0 million Euro. The loans bear interest at an annual rate equal to LIBOR plus 1%-2.5% and are repayable in 20 equal quarterly installments. As of December 31, 2018, there was an aggregate of $3.2 million principal amount of these loans outstanding, based on the Euro/dollar exchange rate in effect on that date.

In December 2016, we entered into a loan agreement with an Israeli commercial bank that provided loans in the total principal amount of $6.0 million. The loans bear interest at an annual rate equal to LIBOR plus 1.1%-2.5% and are repayable in 20 equal quarterly installments. As of December 31, 2018, there was $3 million principal amount of these loans outstanding.

As of December 31, 2018, we were required to maintain an aggregate of $3.0 million of compensating bank deposits with respect to our bank loans. The amount of the compensating balances we are required to keep decreases over time as we repay these loans.

The loan agreements require us, among other things, to meet certain financial covenants such as maintaining shareholders’ equity, cash balances, and liabilities to banks at specified levels, as well as achieving certain levels of operating income.

As of December 31, 2018, we were in compliance with the financial covenants contained in our loan agreements.

Cash from Operating Activities

Our operating activities provided cash in the amount of $25.6 million in the year ended December 31, 2018, primarily due to net income of $13.5 million, an increase of $9.4 million in deferred revenues, a decrease of $2.3 million in deferred tax assets, an increase of $1.4 million in other payables and accrued expenses and non-cash charges of $2.3 million for depreciation and amortization and $3.3 million for share-based compensation expenses, offset, in part, by an increase of $6.3 million in inventories. Our deferred revenues increased mainly due to the increase in the revenues from services in the past years and the deferred tax assets decreased as a result of utilization of these assets. The increase in inventories is a direct result of the higher business volumes and revenues in the year ended December 31, 2018, compared to the year ended December 31, 2017.

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

Cash from Investing Activities

In the year ended December 31, 2018, we used $1.1 million of cash in investing activities, primarily as a result of an increase of $7.3 million in short-term and long-term bank deposits and capital expenditures of $1.4 million, offset, in part by proceeds $7.6 million from redemption of marketable securities.

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

Cash from Financing Activities

In the year ended December 31, 2018, we used $17.2 million of cash in financing activities, primarily as a result of $14.3 million used to repurchase our shares, $5.8 million used to pay a cash dividend to our shareholders and $2.6 million used for repayment of bank loans, offset, in part, by $5.5 million of proceeds from the issuance of shares upon exercise of share options.

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

Research and Development

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing products and to develop new ones. We are developing analog and digital media gateways for carrier and enterprise applications, multi service business routers and session border controllers, IP phones, management routing and productivity applications, as well as specialized appliances for Microsoft Skype for Business such as SBA, CCE and CloudBond 365. Our platforms are expected to feature increased session capacity, new functionalities, enhanced signaling software and compliance with new protocols, as well as new management and productivity applications. We also invest in cloud and virtualization technologies, making sure our products and technologies suit and are optimized to cloud and hosted services. As of December 31, 2018, 264 of our employees were engaged primarily in research and development on a full-time basis.

Our research and development expenses, net were $34.7 million in the year ended December 31, 2018, compared to $30.3 million in the year ended December 31, 2017, and $29.1 million in the year ended December 31, 2016. From time to time we have received royalty-bearing grants from IIA. As a recipient of grants from IIA, we are obligated to perform all manufacturing activities for projects subject to the grants in Israel unless we receive an exemption. Know-how from research and development which is used to produce products may not be transferred to third parties without the approval of IIA and may require significant payments. IIA approval is not required for the export of any products resulting from such research or development. Through December 31, 2018, we had obtained grants from IIA aggregating $60.5 million for certain of our research and development projects. We are obligated to pay royalties to IIA, amounting to 1.3%-5% of the revenues from the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, if no additional payments are required, linked to the dollar and bearing interest at the rate of LIBOR at the time of grant. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required. As of December 31, 2018, we have contingent obligation to pay royalties in the amount of approximately $66.1 million.

D.	TREND INFORMATION

The accelerated demand for VoIP technology continues to impact our business as it has done for several years, with the shift from traditional circuit-switched networks to next generation packet-switched networks gaining momentum. As data traffic becomes the dominant factor in communications, service providers are building and maintaining converged networks for integrated voice and data services. In addition, the growth in broadband access and related technologies has driven the emergence of alternative service providers. This in turn stimulates competition with incumbent providers, encouraging them to adopt voice over packet technologies. Additionally, aging legacy TDM switches, high-cost maintenance contracts and regulatory guidelines are driving service providers worldwide to announce “PSTN shutdown” programs with deadlines by which TDM services will no longer be available. This is another factor, pushing service providers and enterprises to adopt VoIP-based technologies and solutions.

Another important trend that is impacting our business is the emergence of private and public cloud-based services in the telecommunications world. Migrating to the cloud is an attractive proposition for service providers and enterprises alike, with the potential to deliver significant operational and capital cost savings, as well as increased productivity and flexibility. We offer a range of software-based products and solutions designed with the cloud in mind. While we predict sales of these software-based solutions to increase, this may result in lower revenues from our hardware-based session border controller products.

We are experiencing decreasing demand for our technology products from customers who previously manufactured network equipment products based on our enabling technology. These customers are migrating from AudioCodes’ enabling technology products to diverse integrated comprehensive solutions and, as a result, the demand for our technology products is being adversely affected.

E.	OFF-BALANCE SHEET ARRANGEMENTS

We do not have any “off-balance sheet arrangements” as this term is defined in Item 5E of Form 20-F.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2018, our contractual obligations were as follows (U.S. dollars in thousands):

	PAYMENTS DUE BY PERIOD
	LESS THAN	1-3	3-5	MORE THAN
	1 YEAR	YEARS	YEARS	5 YEARS	TOTAL
Bank loans	$2,487	$3,687	$-	$-	$6,174
Rent and lease commitments, net (1)	6,248	11,338	11,848	492	29,926
Accrued severance pay, net (2)	-	-	-	1,210	1,210
Payment to ACS shareholders	433	-	-	-	433
IIA	-	-	-	66,148	66,148
Other commitments (3)	21,130	-	-	-	21,130

(1)	Our obligation for rent and lease commitments as of December 31, 2018 was approximately $31.6 million. We have rent and lease income in the amount of approximately $1.7 million, leaving a net obligation of approximately $29.9 million.
(2)	Our obligation for accrued severance pay under Israel’s Severance Pay Law as of December 31, 2018 was $18.7 million. This obligation is payable only upon termination, retirement or death of the respective employee. We have funded $17.5 million through deposits into severance pay funds, leaving a net obligation of approximately $1.2 million.
(3)	Related to non-cancelable inventory purchase commitments.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information with respect to our directors, senior executive officers and key employees at March 18, 2019:

Name	Age	Position
Stanley B. Stern	61	Chairman of the Board of Directors
Shabtai Adlersberg	66	President, Chief Executive Officer and Director
Niran Baruch	48	Chief Financial Officer
Lior Aldema	53	Chief Business Officer and Director
Ofer Nimtsovich	50	Chief Operating Officer
Yair Hevdeli	54	Vice President, Research and Development
Eyal Frishberg	60	Vice President, Operations
Yehuda Herscovici	52	Vice President, Products
Nimrode Borovsky	47	Vice President, Marketing
Tal Dor	49	Vice President, Human Resources
Shaul Weissman	53	Vice President, Business Development
Joseph Tenne(1)(2)(3)	63	Director
Dr. Eyal Kishon(1)(2)(3)(4)	59	Director
Doron Nevo(1)(2)(3)(4)	63	Director
Zehava Simon (3)	60	Director

(1) Member of Audit Committee

(2) Member of Nominating Committee

(3) Member of Compensation Committee

(4) Outside Director under Israeli Law

Stanley Stern became a director and our Chairman of the Board in December 2012. From 2004 until 2013 Mr. Stern served in various positions at Oppenheimer & Co., including as a Managing Director and Head of Investment Banking, Technology, Israeli Banking and FIG. Since 2013, Mr. Stern has served as the president of Alnitak Capital, a private merchant bank and strategic advisory firm. From 2002 until 2004, he was a Managing Director and the Head of Investment Banking at C.E. Unterberg, Towbin where he focused on technology and defense related sectors. From January 2000 until January 2002, Mr. Stern was the President of STI Ventures Advisory USA Inc., a venture capital firm focusing on technology investments. Prior to his term at STI Ventures, he spent over 20 years at CIBC Oppenheimer in the investment banking department and started the technology banking group in 1990. From 2002 until 2012, Mr. Stern served as the Chairman of the Board of Directors of Tucows, Inc., an internet service provider that is public traded company on AMEX, and, from 2012 until 2013, he served as a Director of Tucows. From 2012 until February 2014, he served as a director of Given Imaging Ltd., a manufacturer of medical devices, until Given Imaging was acquired by another company. From 2004 until 2009, he served as a director of Odimo Inc. (DBA Diamond.com), an online jewelry vendor. From 2005 until its sale in 2011, he served as a director and Chairman of the Audit Committee of Fundtech Ltd. From February 2016, Mr. Stern served as a director at SodaStream International Ltd. and as from February 2015, Mr. Stern is serving as the Chairman of the Board at SodaStream International Ltd. Mr. Stern received his M.B.A. from Harvard Business School and a B.S. from Queens College.

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

Niran Baruch became has served as our Chief Financial Officer since July 2016 after serving as our Chief Accounting Officer since May 2015. He joined AudioCodes in 2005 as Director of Finance and became Vice President of Finance in 2011 responsible for the management of the finance department. Mr. Baruch has over 17 years of experience with Nasdaq traded public companies, and is a Certified Public Accountant (CPA) with a B.A. in Business Management and Accounting.

Lior Aldema has served as Chief Business Officer (“CBO”) since January 2018 as a director since July 2018, and as our Chief Operating Officer and Head of Global Sales from April 2012 to December 2017. Previously, he served as our Vice President, Product Management from 2002 until 2009, as well as our Vice President Marketing from February 2003 until 2009. He has been employed by us since 1998, when he was team leader and later headed our System Software Group in our research and development department. Prior to 1998, Mr. Aldema served as an officer in the Technical Unit of the Intelligence Corps of the Israeli Defense Forces (Major), heading both operational units and large development groups related to various technologies. Mr. Aldema holds an M.B.A. from Tel Aviv University and a B.Sc. from the Technion.

Ofer Nimtsovich has served as our Chief Operating Officer since January 2018 and as Vice President, Global Services from March 2013 to December 2018. From 2000 until February 2013, Mr. Nimtsovich served in various executive positions at Retalix, including Chief Information Officer, Executive Vice President of Global Services and, most recently as the head of the Software as a Service division of Retalix. From 1994 till 2000, Mr. Nimtsovich worked for Scitex Corporation Ltd., where he held various technical and management positions, including as the Global Microsoft Infrastructure manager for Scitex. Mr. Nimtsovich graduated from the Business Administration College in Israel in 1997 with a B.A. in Business Administration and Marketing, and also holds an M.B.A. degree from the University of Texas.

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

Joseph Tenne has served as one of our directors since June 2003. Since May 2017, Mr. Tenne has served as a financial advisor to Itamar Medical Ltd., an Israeli company listed on Nasdaq and on the Tel Aviv Stock Exchange. Mr. Tenne serves as a director of MIND CTI Ltd., an Israeli company listed on Nasdaq, OPC Energy Ltd., an Israeli company listed on the Tel Aviv Stock Exchange, Ability Inc., A Cayman Island company listed on Nasdaq and on the Tel Aviv Stock Exchange, and Ratio Oil Explorations (Finance) Ltd., an Israeli company listed on the Tel Aviv Stock Exchange. From August 2014 to April 2017, Mr. Tenne served as the Vice President Finance and Chief Financial Officer of Itamar Medical Ltd. From March 2014 to July 2014, Mr. Tenne served as the Chief Financial Officer of Orgenesis Inc., a U.S. company traded on Nasdaq. From March 2005 until April 2013, Mr. Tenne served as the Chief Financial Officer of Ormat Technologies, Inc., a company listed on the New York Stock Exchange and on the Tel Aviv Stock Exchange. From January 2006 until April 2013, Mr. Tenne also served as the Chief Financial Officer of Ormat Industries Ltd., an Israeli holding company which was listed on the Tel-Aviv Stock Exchange and was the parent company of Ormat Technologies, Inc. From 2003 to 2005, Mr. Tenne was the Chief Financial Officer of Treofan Germany GmbH & Co. KG, a German company, which is engaged in the development, production and marketing of oriented polypropylene films. From 1997 until 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel (PwC Israel) and a member of PricewaterhouseCoopers International Limited. Mr. Tenne holds a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

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

Zehava Simon was appointed a director in February 2014. Ms. Simon served as a Vice President of BMC Software Inc. from 2000 until September 2013, most recently as Vice President, Corporate Development. From 2002 to 2011, Ms. Simon served as Vice President and General Manager of BMC Software in Israel. Prior to joining BMC Software, Ms. Simon held a number of executive positions at Intel Corporation. In her last position at Intel, she led Finance and Operations and Business Development for Intel in Israel. Ms. Simon has served as a board member of various companies, including Tower Semiconductor from 1999-2004, M-Systems from 2005-2006 and InSightec from 2005-2012. Ms. Simon is also a board member at Nova Measuring Instruments Ltd, Amiad Water System Ltd. and Nice Statements Ltd. Ms. Simon holds a bachelor’s degree in Social Sciences from the Hebrew University, a law degree (LL.B.) from the Interdisciplinary Center in Herzlia and a master’s degree in Business and Management from Boston University.

B.	COMPENSATION

The table and summary below outline the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2018. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, discretionary and non-equity incentive bonuses, share-based compensation, payments accrued or paid in connection with retirement or termination of employment, and personal benefits and perquisites such as car, phone and social benefits paid to or earned by each Covered Executive during the year ended December 31, 2018.

Name and Principal Position	Salary	Bonus (1)	Share-Based Compensation (2)	All Other Compensation (3)	Total
Shabtai Adlersberg – President and CEO	$366,048	$366,048	$524,134	$195,628	$1,451,858
Lior Aldema – CBO	$254,706	$164,171	$283,378	$123,935	$826,190
Niran Baruch – CFO	$210,236	$62,687	$244,567	$88,408	$605,898
Nimrode Borovsky – VP Marketing	$184,688	$86,520	$147,066	$80,911	$499,185
Yehuda Herscovici – VP Products	$206,318	$56,238	$135,810	$77,309	$475,675

(1)	Amounts reported in this column represent annual incentive bonuses granted to the Covered Executives based on performance-metric formulas set forth in their respective employment agreements.
(2)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2018, with respect to share-based compensation granted to the Covered Executive.
(3)	Amounts reported in this column include personal benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the respective Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurance and benefits, risk insurance (e.g., life insurance or work disability insurance), telephone expense reimbursement, convalescence or recreation pay, relocation reimbursement, payments for social security, and other personal benefits and perquisites consistent with the Company’s guidelines. All amounts reported in the table represent incremental cost to the Company.

The aggregate direct remuneration paid during the year ended December 31, 2018 to the 15 persons who served in the capacity of director, senior executive officer or key employee during 2018 was approximately $4.3 million, including approximately $517,000 which was set aside for pension and retirement benefits. The compensation amounts do not include amounts expended by us for automobiles made available to our officers, expenses (including business, travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

We currently pay each of our non-employee directors an annual fee of $36,360 and a fee of $1,120 for each board meeting or committee meeting attended. In the event that a director attends a meeting by phone or a resolution is adopted by written consent, then the fee is reduced to 60% and 50% of the regular meeting fee, respectively. Such fees are in accordance with the rates prescribed by the Israeli Companies Law Regulation for fees of outside directors. Only directors who are not officers receive compensation for serving as directors. Our director, Mr. Adlersberg, who also serves as our President and Chief Executive Officer and our director, Mr. Aldema who also serves as our Chief Business Officer, do not receive board meeting fees. Instead, each of them receive compensation in accordance with the terms of his respective employment agreement.

Upon election or reelection to the board of directors for a term of three years, each non-employee director is granted 7,500 restricted share units (“RSUs”), each year that vest over a three year period from the grant date.

Options to purchase our ordinary shares granted under our 2008 Equity Incentive Plan to persons who served in the capacity of director or executive officer are generally exercisable at the fair market value at the date of grant and expire seven years from the date of grant. The options generally vest in four equal annual installments, commencing one year from the date of grant.

A summary of our stock option and RSU activity and related information for the years ended December 31, 2016, 2017 and 2018 for the persons who served in the capacity of director, senior executive or key employee officer during those years is as follows:

	Year Ended December 31,
	2016		2017		2018
	Number	Weighted	Number	Weighted	Number	Weighted
	of	Average	of	Average	of	Average
	Options and RSUs	Exercise Price	Options and RSUs	Exercise Price	Options and RSUs	Exercise Price

Outstanding at the beginning of the year	2,225,048	$3.83	2,030,210	$3.95	2,084,162	$3.82

Granted	315,217	$2.87	456,293	$3.02	373,800	$2.49
Cancelled	(132,500)		-		-
Options exercised / RSUs vested	(377,555)	$2.42	(402,341)	$3.54	(780,263)	$3.44

Outstanding at the end of the year	2,030,210	$3.95	2,084,162	$3.82	1,677,699	$3.71

As of December 31, 2018, options to purchase 774,045 ordinary shares were exercisable by the 15 persons who served as an officer or director during the year ended December 31, 2018 at an average exercise price of $4.97 per share. As of December 31, 2018, the 15 persons who served as an officer, director or key employee during the year ended December 31, 2018 held an aggregate of 520,629 RSUs.

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

Independent Directors

Under the Companies Law, Israeli companies that have offered securities to the public in or outside of Israel are required to appoint at least two “outside” directors, unless the Company elects to exempt itself. The Board of Directors decided to remain subject to this requirement. Doron Nevo and Dr. Eyal Kishon currently serve as our outside directors. Under the requirements for listing on the Nasdaq Global Select Market, a majority of our directors are required to be independent as defined by Nasdaq rules. Doron Nevo, Dr. Eyal Kishon, Zehava Simon, Stanley Stern and Joseph Tenne qualify as independent directors under the applicable SEC and Nasdaq rules, as well as under the Companies Law.

Under the Companies Law, a person may not serve as an outside director if at the date of the person’s election or within the prior two years the person is a relative of the company’s controlling shareholder, or the person or his or her relatives, partners, employers, supervisors or entities under the person’s control, have or had any affiliation with us or with a controlling shareholder or relatives of a controlling shareholder, and, in the case of a company without a controlling shareholder or a shareholder holding at least 25% of the voting rights, any affiliation, at the time of election, to the chairman of the board of directors, the chief executive officer, an interested party or the company’s most senior finance officer. Under the Companies Law, “affiliation” includes:

•	an employment relationship,

•	a business or professional relationship maintained on a regular basis,

•	control; and

•	service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed or elected as a director of the private company in order to serve as an outside director following the initial public offering.

In addition, a person may not serve as an outside director:

•	if the person or his or her relatives, partners, employers, supervisors or entities under the person’s control, maintains a business or professional relationship with the company, even if such relationship is not on a regular basis, other than a negligible business or professional relationship; or

•	if the person received compensation as an outside director in excess of the amounts permitted by the Companies Law and regulations thereunder.

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

Internal Auditor

Under the Companies Law, our board of directors is also required to appoint an internal auditor proposed by the audit committee. The internal auditor may be our employee, but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of our independent accounting firm. The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure. Mr. Oren Grupi of KPMG Israel has been our internal auditor since July 2018.

Board Classes

Pursuant to our articles of association, our directors, other than our outside directors, are classified into three classes (classes I, II and III). The members of each class of directors and the expiration of his or her current term of office are as follows:

Zehava Simon	Class I	2019

Lior Aldema	Class I	2019

Joseph Tenne	Class II	2020

Shabtai Adlersberg	Class III	2021

Stanley B. Stern	Class III	2021

Our outside directors under the Companies Law, Doron Nevo and Dr. Eyal Kishon, are not members of any class and serve in accordance with the provisions of the Companies Law. Mr. Nevo’s term ends in 2021 and Dr. Kishon’s term ends in 2020.

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

D.	EMPLOYEES

We had the following number of employees as of December 31, 2016, 2017 and 2018 in the departments set forth in the table below:

	As of December 31,
	2016	2017	2018
Research and development	284	280	264
Sales and marketing, technical service and support	297	303	327
Operations	81	77	77
Management and administration	38	38	38
	700	698	706

Our employees were located in the following areas as of December 31, 2016, 2017 and 2018.

	As of December 31,
	2016	2017	2018
Israel	426	403	390
United States	124	130	131
Europe	54	59	66
Far East	83	92	106
Latin America	13	14	13
	700	698	706

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

The following table sets forth the share ownership of our directors and officers as of March 14, 2019 and the outstanding number of options held by them that vest within 60 days of March 14, 2019.

	Total Shares	Percentage of
	Beneficially	Ordinary	Number of
Name	Owned	Shares	Options

Shabtai Adlersberg	4,830,390	16.5%	462,266
Stanley B. Stern	*	*	*
Niran Baruch	*	*	*
Lior Aldema	*	*	*
Ofer Nimtsovich	*	*	*
Yair Hevdeli	*	*	*
Eyal Frishberg	*	*	*
Yehuda Herscovici	*	*	*
Nimrode Borovsky	*	*	*
Tal Dor	*	*	*
Shaul Weissman	*	*	*
Joseph Tenne	*	*	*
Dr. Eyal Kishon	*	*	*
Doron Nevo	*	*	*
Zehava Simon	*	*	*

* Less than one percent.

Our officers and directors have the same voting rights as our other shareholders.

The following table sets forth information with respect to the options to purchase our ordinary shares held by Mr. Adlersberg as of March 14, 2019.

Number of Options	Grant Date	Exercise Price	Exercised	Cancelled	Vesting	Expiration Date

113,876	December 14, 2012	$3.02	50,000	-	4 years	December 14, 2019
116,031	December 14, 2013	$6.69	-	-	4 years	December 14, 2020
127,829	December 14, 2014	$4.60	-	-	4 years	December 14, 2021
114,275	December 14, 2015	$4.03	-	-	4 years	December 14, 2022
95,293	March 20, 2017	$6.90	-	-	4 years	March 20, 2024
15,000	December 14, 2017	$7.13	-	-	4 years	December 14, 2024
15,000	March 14, 2018	$7.56	-	-	4 years	March 14, 2025
15,000	June 14, 2018	$7.33	-	-	4 years	June 14, 2025
15,000	September 14, 2018	$10.59	-	-	4 years	September 14, 2025
15,000	December 14, 2018	$10.66	-	-	4 years	December 14, 2025
15,000	March 14, 2019	$13.27	-	-	4 years	March 14, 2026

The following table sets forth information with respect to the RSUs granted to Mr. Adlersberg as of March 14, 2019. These RSUs vest quarterly over a four-year period from the date of grant, subject to his continuing service to us.

Number of
RSUs	Grant Date	Issued

38,092	December 14, 2015	28,568
32,717	December 14, 2016	16,357
60,000	December 14, 2017	15,000
60,000	December 14, 2018	-

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

Under our equity incentive plan, we may grant our directors, officers and employees restricted shares, restricted share units and options to purchase our ordinary shares under Section 102. We may also grant other persons awards under our equity incentive plan. However, such other persons (controlling shareholders and consultants) will not enjoy the tax benefits provided by Section 102. The total number of ordinary shares that were originally available for grant under the 2008 Plan was 2,009,122, which was increased to 4,009,122 in 2010, 6,009,122 in 2013 and 8,009,122 in 2016. This number is reduced by one share for each equity grant we make under the 2008 Plan. During 2018, options to purchase 271,900 ordinary shares and 572,558 restricted share units were granted under the 2008 Plan. As of December 31, 2018, 466,733 ordinary shares remained available for grant under the 2008 Plan. As of December 31, 2018 there are 1,857,661 options to purchase ordinary shares and 930,596 restricted share units outstanding under the plan.

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

To our knowledge, (A) we are not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government and (B) there are no arrangements, the operation of which may at a subsequent date result in a change in control of AudioCodes. The following table sets forth, as of March 14, 2019 the number of our ordinary shares, which constitute our only outstanding voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding ordinary shares, and (ii) all of our directors and senior executive officers as a group.

Identity of Person or	Amount	Percent of
Group	Owned	Class
Shabtai Adlersberg(1)	5,292,655	18.0%
Leon Bialik(2)	3,589,532	12.2%
Morgan Stanley(3)	2,293,111	7.8%
All directors and senior executive officers as a group (15 persons) (4)	5,561,952	19.0%

(1)	Includes options to purchase 462,266 shares, exercisable within 60 days of March 14, 2019

(2)	The information is derived from a statement on Schedule 13G/A, dated February 5, 2019, of Leon Bialik filed with the SEC.

(3)	The information is derived from a statement on Schedule 13G/A, dated February 12, 2019, of Morgan Stanley and Morgan Stanley Capital Services LLC filed with the SEC.

(4)	Includes 1,164,883 ordinary shares which may be purchased pursuant to options exercisable within sixty days following March 23, 2018 and 8,750 ordinary shares issuable pursuant to restricted share units that vest within 60 days of March 23, 2018.

Mr. Adlersberg held 18.3% of our ordinary shares as of December 31, 2018 as compared to 18.6% of our ordinary shares as of December 31, 2017 and 16.4% of our ordinary shares as of December 31, 2016.

Mr. Bialik held 12.3% of our ordinary shares as of December 31, 2018, as compared to 13.2% of our ordinary shares as of December 31, 2017 and 12.1% of our ordinary shares as of December 31, 2016.

Senvest Management, LLC (formerly Rima Senvest Management LLC) held less than 5% of our ordinary shares as of December 31, 2018, as compared to 7.0% of our ordinary shares as of December 31, 2017 and 8.5% of our ordinary shares as of December 31, 2016.

Morgan Stanley and Morgan Stanley Capital Services LLC held 7.9% of our ordinary shares as of December 31, 2018, as compared to 5.7% of our ordinary shares as of December 31, 2017, and, to our knowledge, less than 5.0% of our ordinary shares as of December 31, 2016.

As of March 14, 2019, there were approximately 7 holders of record of our ordinary shares in the United States, although we believe that the number of beneficial owners of the ordinary shares is significantly greater. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

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

No significant change has occurred since December 31, 2018, except as otherwise disclosed in this Annual Report.

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

Share Capital

Our authorized share capital consists of NIS 1,025,000 divided into 100,000,000 ordinary shares, nominal value NIS 0.01 per share, and 2,500,000 preferred shares, nominal value NIS 0.01 per share. As of March 14, 2019, we had 29,347,342 ordinary shares outstanding (which does not include 28,998,379 treasury shares) and no preferred shares outstanding.

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

Dividends

Under the Israeli Companies Law, we may pay dividends only out of our profits as determined for statutory purposes, unless court approval is granted for the payment of dividends despite the lack of statutory profits. (There is a unified statutory test for the payment of dividends and a company’s repurchase of its outstanding shares.) In 2018 and again in early 2019, we received court approval to pay dividends (and repurchase our shares) up to certain ceilings, despite the lack of statutory profits. The current approval is valid until July 1, 2019. We may seek further approvals to repurchase our shares and to continue to pay dividends. The amount of any dividend to be distributed among shareholders is based on the nominal value of their shares. Our board of directors has determined that we will not distribute any amounts of our undistributed tax exempt income as dividend. We intend to reinvest our tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to our Approved Enterprise program as the undistributed tax exempt income is essentially permanent in duration.

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

Notice of General Meetings; Omission to Give Notice

The provisions of the Companies Law and the related regulations override the provisions of our articles of association, and provide for notice of a meeting of shareholders to be sent to each registered shareholder at least 21 days or 35 days in advance of the meeting, depending on the items included in the meeting agenda. Notice of a meeting of shareholders must also be published in two Israeli newspapers or on our website.

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

Arrangements regarding the compensation of the Chief Executive Officer and of directors require the approval of the compensation committee, the board and the shareholders, in that order. In certain limited cases, the compensation of a new Chief Executive Officer who is not a director may be approved without approval of the shareholders.

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

Insurance, Indemnification and Exculpation of Directors and Officers; Limitations on Liability

Insurance of Office Holders

The Companies Law permits a company, if permitted by its articles of association, to insure an office holder in respect of liabilities incurred by the office holder as a result of:

•	breach of the duty of care owed to the company or a third party;

•	breach of the fiduciary duty owed to the company, provided that the office holder acted in good faith and had reasonable grounds to believe that his action would not harm the company’s interests;

•	monetary liability imposed on the office holder in favor of a third party; and

•	reasonable litigation expenses, including attorney fees, incurred by the office holder as a result of an administrative enforcement proceeding instituted against him (without limiting from the generality of the foregoing, such expenses will include a payment imposed on the office holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israel Securities Law, 1968, as amended (the “Israeli Securities Law”), and expenses that the office holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Israeli Securities Law, including reasonable legal expenses, which term includes attorney fees).

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income. Taxable income of the Company is subject to a corporate tax rate as follows: in 2016 - 25%, in 2017 - 24% and in 2018 - 23%. In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018. The deferred tax balances as of December 31, 2018 have been calculated based on the revised tax rates.

However, the effective tax rate payable by a company that qualifies as an Industrial Company that derives income from an Approved Enterprise, a Beneficiary Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

Law for the Encouragement of Capital Investments, 1959

The Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets) by “Industrial Enterprises” (as defined under the Investment Law).

The Investment Law was significantly amended effective April 1, 2005, and further amended as of January 1, 2011 (the “2011 Amendment”) and January 1, 2018 (the “2018 Amendment”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the 2005 Amendment. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead irrevocably to forego such benefits and have the benefits of the 2011 Amendment apply. The 2018 Amendment was designed to accommodate the implementation of the “Nexus Principles” (based on OECD guidelines published as part of the Base Erosion and Profit Shifting (BEPS) project).

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

Our production facilities in Israel have been granted the status of an Approved Enterprise in accordance with the Investment Law under three separate investment programs. In accordance with the provisions of the Investment Law, we have elected the Alternative Track.

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

The above changes in the tax rates relating to technological enterprises were not taken into account in the computation of deferred taxes as of December 31, 2017 and 2018.

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

Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” We currently qualify as an Industrial Company within the meaning of the Industry Encouragement Law.

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

Surtax

Individuals who are subject to tax in Israel (whether or not Israeli residents) have been subject to a surtax since 2016. In 2016 the rate was 2% of annual taxable income in excess of NIS 803,520, including, but not limited to, dividends, interest and capital gain; in 2017 the surtax increased to 3% on annual taxable income in excess of NIS 640,000, and for 2018 and subsequent years the threshold amount is linked to the annual change in the Israeli consumer price index, with no material difference than 2017.

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

This summary does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders by reason of their particular circumstances, and does not consider the potential application of the U.S. federal estate, gift or alternative minimum tax, or any aspect of state, local or non-U.S. federal tax laws or U.S. federal tax laws other than U.S. federal income tax laws. In addition, this summary is directed only to U.S. Holders that hold our ordinary shares as “capital assets” within the meaning of Section 1221 of the Code and does not address the considerations that may be applicable to particular classes of U.S. Holders, including U.S. expatriates, banks, financial institutions, regulated investment companies, real estate investment trusts, pension funds, insurance companies, broker-dealers or traders in securities, commodities or currencies, tax-exempt organizations, grantor trusts, partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, holders that will hold our ordinary shares in partnerships or other pass-through entities, holders whose functional currency is not the dollar, holders who have elected mark-to-market accounting, holders who acquired our ordinary shares through the exercise of options or otherwise as compensation for the performance of services, holders who hold our ordinary shares as part of a “straddle,” “hedge” or “conversion transaction,” holders selling our ordinary shares short, holders deemed to have sold our ordinary shares in a “constructive sale,” holders required to accelerate the recognition of any item of gross income with respect to our ordinary shares as a result of such income being recognized on an applicable financial statement, holders that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States; and holders, directly, indirectly or through attribution, of 10% or more (by vote or value) of our outstanding ordinary shares. If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the U.S. federal income tax consequences relating to an investment in our ordinary shares will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor regarding the U.S. federal income tax consequences of acquiring, owning and disposing of our ordinary shares in its particular circumstances.

Each U.S. Holder should consult with its own tax advisor as to the particular tax consequences to it of the acquisition, ownership and disposition of our ordinary shares, including the effects of applicable tax treaties, state, local, foreign or other tax laws and possible changes in the tax laws.

Distributions With Respect to Our Ordinary Shares

In 2018, we paid cash dividends and expect to do so in the foreseeable future. In the event we do make a distribution with respect to our ordinary shares, subject to the discussion below under “Passive Foreign Investment Company Status,” for U.S. federal income tax purposes, the amount of the distribution will equal the dollar value of the gross amount of cash and/or the fair market value of any property distributed, including the amount of any Israeli taxes withheld on such distribution as described above under “Israeli Tax Considerations – Taxation of Non-Israeli Shareholders on Receipt of Dividends.” Other than distributions in liquidation or in redemption of our ordinary shares that are treated as exchanges, a distribution with respect to our ordinary shares to a U.S. Holder generally will be treated as a dividend to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution that exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis in its ordinary shares (but not below zero), and then generally as capital gain from a deemed sale or exchange of such ordinary shares. Corporate U.S. Holders generally will not be allowed a deduction under Section 243 of the Code for dividends received on our ordinary shares and thus will be subject to tax at the rate applicable to their taxable income. Currently, a noncorporate U.S. Holder’s “qualified dividend income” generally is subject to tax at lower long-term capital gains rates. For this purpose, “qualified dividend income” generally includes dividends paid by a foreign corporation if, among other things, the noncorporate U.S. Holder meets certain minimum holding period requirements, is not under an obligation to make related payments with respect to positions in substantially similar or related property, and either (a) the stock of such corporation is readily tradable on an established securities market in the U.S., including the Nasdaq Global Select Market, or (b) such corporation is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The U.S. Secretary of the Treasury has indicated that the income tax treaty between the United States and Israel is satisfactory for this purpose. Dividends paid by us will not be treated as qualified dividend income, however, if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes. See the discussion below under the heading “Passive Foreign Investment Company Status.” A noncorporate U.S. Holder may be subject to an additional tax based on its “net investment income,” (which generally is computed as gross income from interest, dividends, annuities, royalties and rents and gain from the sale of property (other than property held in the active conduct of a trade or business that does not regularly trade financial instruments or commodities), less the amount of deductions properly allocable to such income or gain. Such tax is equal to 3.8% of the lesser of an individual U.S. Holder’s (i) net investment income or (ii) the excess of such U.S. Holder’s “modified adjusted gross income” (adjusted gross income plus the amount of any foreign earned income excluded from income under Section 911(a)(1) of the Code, net of deductions and exclusions disallowed with respect to such foreign earned income) over a specified threshold amount ($250,000 in the case of a joint return or surviving spouse, $125,000 in the case of a married individual filing a separate return and $200,000 in any other case). In the case of a U.S. Holder which is an estate or trust, the tax is equal to 3.8% of the lesser of (i) undistributed net investment income or (ii) the excess of adjusted gross income (as defined in Section 67(e) of the Code) over the dollar amount at which the highest tax bracket applicable to an estate or trust begins.

U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of their receipt of any distributions with respect to our ordinary shares.

A dividend paid by us in NIS will be included in the income of U.S. Holders at the dollar amount of the dividend, based on the “spot rate” of exchange in effect on the date of receipt or deemed receipt of the dividend, regardless of whether the payment is in fact converted into dollars. U.S. Holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that dollar value. Any gain or loss upon the subsequent conversion of the NIS into dollars or other disposition of the NIS will constitute foreign currency gain or loss taxable as ordinary income or loss and will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes.

Dividends received with respect to our ordinary shares will constitute “portfolio income” for purposes of the limitation on the deductibility of passive activity losses and, therefore, generally may not be offset by passive activity losses. Dividends received with respect to our ordinary shares also generally will be treated as “investment income” for purposes of the investment interest deduction limitation contained in Section 163(d) of the Code, and generally as foreign-source passive income for U.S. foreign tax credit purposes. Subject to certain limitations, U.S. Holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability for any Israeli income tax withheld from distributions with respect to our ordinary shares which constitute dividends under U.S. income tax law. A U.S. Holder that does not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld, but only if the U.S. Holder elects to do so with respect to all foreign income taxes in such year. If a refund of the tax withheld is available under the applicable laws of Israel or under the Israel-U.S. income tax treaty, the amount of tax withheld that is refundable will not be eligible for such credit against your U.S. federal income tax liability (and will not be eligible for the deduction against your U.S. federal taxable income). In addition, special rules may apply to the computation of foreign tax credits relating to “qualified dividend income,” as defined above. The calculation of foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign income taxes, the availability of deductions involve the application of complex rules that depend on a U.S. Holder’s particular circumstances. U.S. Holders are urged to consult their own tax advisors regarding the availability to them of foreign tax credits or deductions in respect of any Israeli tax withheld or paid with respect to any dividends which may be paid with respect to our ordinary shares, including limitations pursuant to the U.S.-Israel income tax treaty.

Disposition of Our Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder’s sale, exchange or other taxable disposition of our ordinary shares generally will result in the recognition by such U.S. Holder of capital gain or loss in an amount equal to the difference between the dollar value of the amount realized and the U.S. Holder’s tax basis in the ordinary shares disposed of (measured in dollars). This gain or loss will be long-term capital gain or loss if such ordinary shares have been held or are deemed to have been held for more than one year at the time of the disposition. Non-corporate U.S. Holders currently are subject to a maximum tax rate of 20% on long-term capital gains, also may be subject to the additional tax on “net investment income” described above in “Distributions With Respect to Our Ordinary Shares.” If the U.S. Holder’s holding period on the date of the taxable disposition is one year or less, such gain or loss will be a short-term capital gain or loss. Short-term capital gains generally are taxed at the same rates applicable to ordinary income. See “Israeli Tax Considerations - Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders” for a discussion of taxation by Israel of capital gains realized on sales of our ordinary shares. Any capital loss realized upon the taxable disposition of our ordinary shares generally will be deductible only against capital gains and not against ordinary income, except that noncorporate U.S. Holders generally may deduct annually from ordinary income up to $3,000 of net capital losses. In general, any capital gain or loss recognized by a U.S. Holder upon the taxable disposition of our ordinary shares will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes, although the tax treaty between the United States and Israel may permit gain derived from the taxable disposition of ordinary shares by a U.S. Holder to be treated as foreign-source income for U.S. foreign tax credit purposes under certain circumstances.

A U.S. Holder’s tax basis in its ordinary shares generally will be equal to the dollar purchase price paid by such U.S. Holder to acquire such ordinary shares. The dollar cost of ordinary shares purchased with foreign currency generally will be equal to the dollar value of the purchase price on the date of purchase or, in the case of ordinary shares that are purchased by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), on the settlement date for the purchase. Such an election by an accrual basis U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the U.S. Internal Revenue Service. The holding period of each ordinary share owned by a U.S. Holder will commence on the day following the date of the U.S. Holder’s purchase of such ordinary share and will include the day on which the ordinary share is sold by such U.S. Holder.

In the case of a U.S. Holder who uses the cash basis method of accounting and who receives NIS in connection with a taxable disposition of ordinary shares, the amount realized will be based on the “spot rate” of exchange on the settlement date of such taxable disposition. If such U.S. Holder subsequently converts NIS into dollars at a conversion rate other than the spot rate in effect on the settlement date, such U.S. Holder may have a foreign currency exchange gain or loss treated as ordinary income or loss for U.S. federal income tax purposes. A U.S. Holder who uses the accrual method of accounting may elect the same treatment required of cash method taxpayers with respect to a taxable disposition of ordinary shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the U.S. Internal Revenue Service. If an accrual method U.S. Holder does not elect to be treated as a cash method taxpayer (pursuant to U.S. Treasury Regulations applicable to foreign currency transactions), such U.S. Holder may be deemed to have realized an immediate foreign currency gain or loss for U.S. federal income tax purposes in the event of any difference between the dollar value of the NIS on the date of the taxable disposition and the settlement date. Any such currency gain or loss generally would be treated as U.S.-source ordinary income or loss and would be subject to tax in addition to any gain or loss recognized by such U.S. Holder on the taxable disposition of ordinary shares.

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

We must make a separate determination each taxable year as to whether we are a PFIC. As a result, our PFIC status may change from year to year. Based on the composition of our gross income and the composition and value of our gross assets for each taxable year from 2004 through 2018, we do not believe that we were a PFIC during any of such tax years. It is likely, however, that under the asset valuation method described in the legislative history of the 1997 Act, we would have been classified as a PFIC for each of 2001, 2002 and 2003 primarily because (a) a significant portion of our assets consisted of the remaining proceeds of our two public offerings of ordinary shares in 1999, and (b) the public market valuation of our ordinary shares during such years was relatively low. There can be no assurance that we will not be deemed a PFIC for the current tax year or any future tax year in which, for example, the value of our assets, as measured by the public market valuation of our ordinary shares, declines in relation to the value of our passive assets (generally, cash, cash equivalents and marketable securities). If we are treated as a PFIC with respect to a U.S. Holder for any tax year, the U.S. Holder will be deemed to own ordinary shares in any of our subsidiaries that are also PFICs.

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

As an alternative to a QEF Election, a U.S. Holder generally may elect to mark its ordinary shares to market annually, recognizing ordinary income or loss (subject to certain limitations) equal to the difference, as of the close of each tax year, between the fair market value of its ordinary shares and the adjusted tax basis of such shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of its ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on our ordinary shares included in the U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on ordinary shares, as well as to any loss realized on the actual sale or disposition of ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such ordinary shares previously included in income. A U.S. Holder’s basis in our ordinary shares will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes a mark-to-market election, any distributions we make would generally be subject to the rules discussed above under “—Distributions With Respect to Our Ordinary Shares,” except the lower rates applicable to qualified dividend income would not apply. Once made, a mark-to-market election generally continues unless revoked with the consent of the U.S. Internal Revenue Service.

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

Information Reporting and Backup Withholding

Payments in respect of our ordinary shares that are made in the United States or by certain U.S.-related financial intermediaries may be subject to information reporting requirements and U.S. backup withholding tax, currently at a rate of 24%. The information reporting requirements will not apply, however, to payments to certain exempt U.S. Holders, including corporations and tax-exempt organizations. In addition, backup withholding will not apply to a U.S. Holder that furnishes a correct taxpayer identification number on U.S. Internal Revenue Service Form W-9 (or substitute form). The backup withholding tax is not an additional tax. Amounts withheld under the backup withholding tax rules may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding tax rules by timely filing the appropriate claim for refund with the U.S. Internal Revenue Service. U.S. Holders should consult their own tax advisors regarding their qualification for an exemption from the backup withholding tax and the procedures for obtaining such an exemption, if applicable.

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

Our website is http://www.audiocodes.com. We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the SEC. We make available, free of charge, on our website (under the heading “Investor Relations”) our Annual Reports on Form 20-F, Reports on Form 6-K and amendments to those reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. No information contained on our website is intended to be included as part of, or incorporated by reference into, this Annual Report on Form 20-F. The SEC maintains an Internet site that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to financial market risk associated with changes in foreign currency exchange rates. To mitigate these risks, we use derivative financial instruments. The majority of our revenues and expenses are generated in dollars. A portion of our expenses, however, is denominated in NIS. In order to protect ourselves against the volatility of future cash flows caused by changes in foreign exchange rates, we use currency forward contracts and currency options. We usually hedge the part of our forecasted expenses denominated in NIS. If our currency forward contracts and currency options meet the definition of a hedge, and are so designated, changes in the fair value of the contracts will be offset against changes in the fair value of the hedged assets or liabilities through earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change. Our hedging program reduces, but does not eliminate, the impact of foreign currency rate movements and due to the general economic slowdown along with the devaluation of the dollar, our results of operations may be adversely affected. Without taking into account the mitigating effect of our hedging activity, a 10% decrease in the dollar exchange rates in effect for the year ending December 31, 2018 would cause a decrease in net income of approximately $5.7 million.

We are subject to market risk from exposure to changes in interest rates relating to borrowings under our loan agreements. The interest rate on these borrowings is based on LIBOR. Based on the scheduled amount of these borrowings to be outstanding in 2019, we estimate that each 100 basis point increase in our borrowing rates would result in additional interest expense to us of approximately $49,300.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Vice President Finance and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in 13a-15(e) under the Securities Exchange Act) as of December 31, 2018. Based on this evaluation, our Chief Executive Officer and Vice President Finance and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were (i) designed to ensure that material information relating to us, including our consolidated subsidiaries, is made known to our management, including our Chief Executive Officer and Vice President Finance and Chief Financial Officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared and (ii) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2018 based on the framework for Internal Control - Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on our assessment under that framework and the criteria established therein, our management concluded that the Company’s internal control over financial reporting were effective as of December 31, 2018.

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

We have adopted a Code of Conduct and Business Ethics that applies to our chief executive officer, Vice President Finance and Chief Financial Officer and other senior financial officers. We adopted an updated Code of Conduct and Business Ethics in 2018. This Code has been posted on our website, www.audiocodes.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost Forer Gabbay &Kasierer, a member of Ernst & Young Global, has served as our independent public accountants for each of the years in the three-year period ended December 31, 2018. The following table presents the aggregate fees for professional audit services and other services rendered by Kost Forer Gabbay & Kasierer in 2017 and 2018.

	Year Ended December 31, (Amounts in thousands)
	2017	2018
Audit Fees	$350	$382
Audit Related Fees	52	38
Tax Fees	73	96
Total	$475	$516

Audit Fees consist of fees billed for the annual audit of the company’s consolidated financial statements and the statutory financial statements of the company. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include services rendered for the integrated audit over internal controls as required under Section 404 of the Sarbanes-Oxley Act applicable in 2017 and 2018, the provision of consents and the review of documents filed with the SEC.

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

During 2018, no services provided to AudioCodes by Kost Forer Gabbay & Kasierer were approved by the audit committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. We approve all such compensation by the audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2018, we repurchased an aggregate of 1,795,814 of our ordinary shares for an aggregate consideration of approximately $14.3 million, as set forth below:

Period	(a) Total Number of Ordinary Shares Purchased (1)	(b) Average Price Paid per Ordinary Share ($) (2)	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Program	(d) Approximate dollar Value of Shares That May Yet be Purchased under the Program ($)
January 1 – January 31, 2018	314,379	7.44	314,379	14,402,428
February 1 – February 28, 2018	349,885	7.57	349,885	11,743,955
March 1 – March 31, 2018	296,547	7.45	296,547	9,527,144
April 1 – April 30, 2018	191,846	7.09	191,846	8,160,806
May 1 – May 31, 2018	196,230	7.27	196,230	-
June 1 – June 30, 2018	64,267	7.56	64,267	19,512,038
July 1 – July 31, 2018	132,660	7.95	132,660	18,453,635
August 1 – August 31, 2018 (3)	-	-	-	12,692,636
September 1 – September 30, 2018	-	-	-	12,692,636
October 1 – October 31, 2018	-	-	-	12,692,636
November 1 – November 30, 2018	144,321	10.74	144,321	11,138,483
December 1 – December 31, 2018	105,679	11.31	105,679	9,940,469
Total in 2018	1,795,814	7.94	1,795,814	15,701,468

(1) In each of January, May and October 2016, we received court approval in Israel to repurchase up to an additional $15 million of our ordinary shares for an aggregate approval of up to an additional $45 million of our ordinary shares. In May 2017, November 2017, June 2018 and January 2019, the court approved additional share repurchases of $15 million, $20 million, $20 million and $12 million, respectively. Each of the two most recent approvals allowed us to use the approved amounts for share repurchases or cash dividends. The Israeli court generally limits its approval to six months from the date of application. Consequently, although the program does not have a set end date, it requires renewal each six months by submitting new court application based on the then prevailing facts. No shares were repurchased during 2018 other than through the repurchase program.

(2) Excluding commissions.

(3) In August 2018, we paid a cash dividend in the aggregate amount of $5.8 million.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFIED ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a foreign private issuer whose shares are listed on the Nasdaq Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the Nasdaq Marketplace Rules.

We do not comply with the Nasdaq requirement that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain share-based compensation plans (including amendments to increase the number of shares available for grant under our existing equity incentive plan). Instead, we follow Israeli law and practice which permits the establishment or amendment of certain share-based compensation plans approved by our board of directors without the need for a shareholder vote, unless such arrangements are for the compensation of directors and the chief executive officer, in which case they also require compensation committee and shareholder approval.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages 1 to 49 of the financial statements attached hereto.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit		Incorporated by Reference
No.	Document	Form	File No.	Date Filed

1.1‡	Memorandum of Association of Registrant.	F-1	333-10352	5/13/1999

1.2	Articles of Association of Registrant, as amended.	20-F (2011)	000-30070	4/19/2012

4.1	License Agreement between AudioCodes Ltd. and DSP Group, Inc., dated as of May 6, 1999.	F-1	333-10352	5/22/1999

4.2	Employment Agreement between AudioCodes Ltd. and Shabtai Adlersberg.	6-K	000-30070	11/12/2009

4.3	Amendment No. 1 to Employment Agreement between AudioCodes Ltd. and Shabtai Adlersberg.	6-K	000-30070	8/8/2013

4.4†*	English Summary of Terms of Employment of Lior Aldema, as of March 2019.

4.5†	Building and Tenancy Lease Agreement, dated May 11, 2007, by and between Airport City Ltd. and AudioCodes Ltd.	20-F (2006)	000-30070	6/27/2007

4.6†	English Summary of Addendum, dated September 23, 2013, to Lease and Construction Agreement of November 14, 2000, between Airport City Ltd., as landlord and AudioCodes Ltd., as tenant.	6-K	000-30070	1/6/2014

4.7	AudioCodes Ltd. 2008 Equity Incentive Plan.	20-F (2008)	000-30070	6/30/2009

4.8	Amendment to AudioCodes Ltd. 2008 Equity Incentive Plan.	S-8	333-170676	11/18/2010

4.9	Amendment No. 2 to AudioCodes Ltd. 2008 Equity Incentive Plan.	S-8	333-190437	8/7/2013

4.10	Amendment No. 3 to AudioCodes Ltd. 2008 Equity Incentive Plan.	S-8	333-210438	3/29/2016

4.11	Form of Insurance, Indemnification and Exculpation Agreement between the Registrant and each of its directors and executive officers.	6-K	000-30070	11/10/2011

4.12	Form of AudioCodes Ltd. Executive Compensation Policy for the years 2016-2018.	6-K	000-30070	11/10/2016

4.13	Summary of Request For Receipt Of A Loan In Foreign Currency - The First International Bank Of Israel Ltd.	20-F (2015)	000-30070	3/29/16

8.1*	Subsidiaries of the Registrant.

12.1*	Certification of Shabtai Adlersberg, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Niran Baruch, Vice President Finance and Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification by Vice President Finance and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

101.1*	Interactive Data Files (XBRL-Related Documents).

†	English summary of Hebrew original.
‡	English translation of Hebrew original.
*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

AUDIOCODES LTD.

By:	/s/ SHABTAI ADLERSBERG
Shabtai Adlersberg
President and Chief Executive Officer

Date: March 19, 2019

AUDIOCODES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

IN U.S. DOLLARS

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

AUDIOCODES LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AudioCodes Ltd. (the "Company") as of December 31, 2018 and 2017 and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2018, and related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2018 and 2017, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 19, 2019, expressed an unqualified opinion thereon.

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

/s/ Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global

We have served as the Company's auditor since 1997.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 19, 2019	A Member of Ernst & Young Global

AUDIOCODES LTD.

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

AUDIOCODES LTD.

Opinion on Internal Control over Financial Reporting

We have audited AudioCodes Ltd.'s (the "Company") internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and our report dated March 19, 2019 expressed an unqualified opinion thereon.

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

/s/ Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global

Tel-Aviv, Israel
March 19, 2019

AUDIOCODES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2017	2018

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$24,235	$31,503
Short-term and restricted bank deposits	2,739	12,381
Short-term marketable securities and accrued interest	7,087	19,602
Trade receivables (net of allowance for doubtful accounts of $790 at December 31, 2017 and 2018)	22,059	22,279
Other receivables and prepaid expenses	4,693	5,885
Inventories	16,563	22,620

Total current assets	77,376	114,270

LONG-TERM ASSETS:
Long-term marketable securities	20,475	-
Long-term and restricted bank deposits	4,207	1,894
Deferred income tax assets	6,685	4,350
Severance pay funds	20,138	17,518

Total long-term assets	51,505	23,762

PROPERTY AND EQUIPMENT, NET	3,835	3,865

INTANGIBLE ASSETS, NET	2,000	1,253

GOODWILL	36,222	36,222

Total assets	$170,938	$179,372

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED BALANCE SHEETS (Cont.)

U.S. dollars in thousands, except share and per share data

	December 31,
	2017	2018
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$2,519	$2,487
Trade payables	5,639	6,188
Other payables and accrued expenses	20,786	22,541
Deferred revenues	16,417	23,727

Total current liabilities	45,361	54,943

LONG-TERM LIABILITIES:
Accrued severance pay	21,228	18,728
Long-term bank loans, net of current maturities	6,237	3,687
Deferred revenues and other liabilities	5,731	7,466

Total long-term liabilities	33,196	29,881

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 100,000,000 shares at December 31, 2017 and 2018; Issued: 56,558,952 and 58,002,942 shares at December 31, 2017 and 2018, respectively; Outstanding: 29,443,000 and 29,091,176 shares at December 31, 2017 and 2018, respectively	93	92
Additional paid-in capital	248,176	256,980
Treasury stock at cost - 27,115,952 and 28,911,766 shares at December 31, 2017 and 2018, respectively	(115,476)	(129,792)
Accumulated other comprehensive loss	(44)	(276)
Accumulated deficit	(40,368)	(32,456)

Total shareholders' equity	92,381	94,548

Total liabilities and shareholders' equity	$170,938	$179,372

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year Ended December 31,
	2016	2017	2018

Revenues:
Products	$102,279	$107,482	$119,887
Services	43,292	49,257	56,336

Total revenues	145,571	156,739	176,223

Cost of revenues:
Products	46,935	47,445	51,878
Services	10,295	11,449	13,739

Total cost of revenues	57,230	58,894	65,617

Gross profit	88,341	97,845	110,606

Operating expenses:
Research and development, net	29,139	30,348	34,661
Selling and marketing	45,084	48,954	49,335
General and administrative	6,364	8,893	10,251

Total operating expenses	80,587	88,195	94,247

Operating income	7,754	9,650	16,359
Financial income (expenses), net	(160)	(10)	228

Income before taxes on income	7,594	9,640	16,587
Tax benefit (taxes on income)	8,644	(5,610)	(3,094)

Net income	$16,238	$4,030	$13,493

Earnings per share:
Basic	$0.46	$0.13	$0.47
Diluted	$0.45	$0.13	$0.45

Weighted average number of shares used in computations of earnings per share:
Basic	35,173,562	31,103,703	28,928,060
Diluted	35,778,854	32,168,362	30,219,806

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year Ended December 31,
	2016	2017	2018

Net income	$16,238	$4,030	$13,493

Other comprehensive income ("OCI") related to:
Change in unrealized gains (losses) on marketable securities, net of tax:
Gain on marketable securities recognized in OCI	376	17	12
Loss on marketable securities recognized in income	(27)	-	-
Other comprehensive income related to unrealized loss on marketable securities available-for-sale	349	17	12

Change in unrealized gains (losses) on cash flow hedges:
Gain (loss) on derivatives recognized in OCI	608	1,739	(489)
Gain (loss) on derivatives (effective portion) recognized in income	(1,023)	(1,597)	245

Other comprehensive income (loss), related to unrealized gains (losses) on cash flow hedges	(415)	142	(244)

Other comprehensive income (loss)	(66)	159	(232)

Total comprehensive income	$16,172	$4,189	$13,261

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share and per share data

				Accumulated
		Additional		other
	Share	paid-in	Treasury	comprehensive	Accumulated	Total
	capital	capital	stock	loss	deficit	equity

Balance as of January 1, 2016	$112	$238,525	$(60,542)	$(137)	$(60,505)	$117,453

Purchase of treasury stock	(13)	-	(29,381)	-	-	(29,394)
Issuance of shares upon exercise of options and warrants	2	2,012	-	-	-	2,014
Cumulative effect adjustment resulting from adoption of ASU 2016-09 (Note 2s)	-	131	-	-	(131)	-
Share-based compensation related to options and RSUs granted to employees and non-employees	-	2,414	-	-	-	2,414
Other comprehensive loss	-	-	-	(66)	-	(66)
Net income	-	-	-	-	16,238	16,238

Balance as of December 31, 2016	101	243,082	(89,923)	(203)	(44,398)	108,659

Purchase of treasury stock	(10)	-	(25,553)	-	-	(25,563)
Issuance of shares upon exercise of options and warrants	2	2,787	-	-	-	2,789
Share-based compensation related to options and RSUs granted to employees and non-employees	-	2,307	-	-	-	2,307
Other comprehensive income	-	-	-	159	-	159
Net income	-	-	-	-	4,030	4,030

Balance as of December 31, 2017	93	248,176	(115,476)	(44)	(40,368)	92,381

Cumulative effect adjustment resulting from adoption of ASU 2014-09 (Note 2l)	-		-	-	180	180
Purchase of treasury stock	(5)	-	(14,316)	-	-	(14,321)
Issuance of shares upon exercise of options and warrants	4	5,517	-	-	-	5,521
Share-based compensation related to options and RSUs granted to employees and non-employees	-	3,287	-	-	-	3,287
Cash dividend paid ($0.20 per share)	-		-	-	(5,761)	(5,761)
Other comprehensive loss	-	-	-	(232)	-	(232)
Net income	-	-	-	-	13,493	13,493

Balance as of December 31, 2018	$92	$256,980	$(129,792)	$(276)	$(32,456)	$94,548

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year Ended December 31,
	2016	2017	2018
Cash flows from operating activities:

Net income	$16,238	$4,030	$13,493
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,892	2,438	2,309
Amortization of marketable securities premiums and accretion of discounts, net	1,000	570	353
Realized gain on sale of marketable securities, net	(27)	-	-
Share-based compensation related to options and RSUs granted to employees and non-employees	2,414	2,307	3,287
Decrease (increase) in accrued interest on loans, marketable securities and bank deposits	114	403	(32)
Decrease (increase) in deferred income tax assets, net	(9,475)	4,922	2,251
Decrease (increase) in trade receivables, net	174	3,389	(220)
Decrease (increase) in other receivables and prepaid expenses	732	(1,316)	(1,012)
Decrease (increase) in inventories	445	(230)	(6,309)
Increase (decrease) in trade payables	406	(2,071)	549
Increase (decrease) in other payables and accrued expenses and other liabilities	(596)	1,714	1,437
Increase in deferred revenues	3,195	1,640	9,354
Increase (decrease) in accrued severance pay, net	830	(31)	120

Net cash provided by operating activities	18,342	17,765	25,580

Cash flows from investing activities:

Purchase of property and equipment	(1,477)	(1,574)	(1,340)
Proceeds from sale of marketable securities	12,429	-	-
Investment in short-term deposits	-	-	(9,636)
Proceeds from short-term deposits	2,260	662	-
Proceeds from redemption of marketable securities upon maturity	3,215	8,116	7,577
Investment in long-term and restricted bank deposits	(2,367)	-	-
Proceeds from long-term and restricted bank deposits	-	1,200	2,307

Net cash provided by (used in) investing activities	14,060	8,404	(1,092)

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

U.S. dollars in thousands

	Year Ended December 31,
	2016	2017	2018
Cash flows from financing activities:

Purchase of treasury stock	(29,394)	(25,563)	(14,321)
Repayment of long-term bank loans	(5,353)	(3,504)	(2,508)
Proceeds from bank loans	6,000	-	-
Payment related to the acquisition of Mailvision	(233)	-	-
Payment related to the acquisition of ACS	-	-	(151)
Cash dividend paid	-	-	(5,761)
Proceeds from issuance of shares upon exercise of options and warrants	2,014	2,789	5,521

Net cash used in financing activities	(26,966)	(26,278)	(17,220)

Increase (decrease) in cash, cash equivalents and restricted cash	5,436	(109)	7,268
Cash, cash equivalents and restricted cash at the beginning of the year	18,908	24,344	24,235

Cash, cash equivalents and restricted cash at the end of the year	$24,344	$24,235	$31,503

Supplemental disclosure of cash flow activities:

Cash paid during the year for income taxes	$612	$741	$933

Cash paid during the year for interest	$363	$297	$267

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

c.	The Group is dependent upon sole source suppliers for certain key components used in its products, including certain digital signal processing chips. Although there are a limited number of manufacturers of these particular components, management believes that other suppliers could provide similar components at comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which could adversely affect the operating results of the Group and its financial position.

d.	The Group had a major customer in the years ended December 31, 2016, 2017 and 2018, which accounted for 16.7%, 17.5% and 17.8%, respectively, of total revenues in those years. In addition, during the years ended December 31, 2016, 2017 and 2018, the Group had an additional major customer which accounted for 11.9%, 12.7% and 11.1%, respectively, of total revenues in those years. No other customer accounted for more than 10% of the Group's revenues in those periods.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

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

Short-term and restricted bank deposits are deposits with maturities of more than three months, but less than one year. The deposits are mainly in dollars and bear interest at an average rate of 0.95% and 2.37%, for the years ended December 31, 2017 and 2018, respectively. Short-term and restricted deposits are presented at cost. Any accrued interest on these deposits is included in other receivables and prepaid expenses.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In connection with long-term bank loans and their related covenants, the Company is required to maintain compensating balances with the banks and to maintain deposits in the same banks that provided the loans to the Company (see Note 10). In addition, the Company maintains restricted deposits in connection with foreign exchange derivatives and an office lease agreement (see also Note 11a). Out of the short-term and restricted bank deposits, a total of $2,739 and $7,374, are restricted short-term deposits as of December 31, 2017 and 2018, respectively.

f.	Marketable securities:

The Group accounts for investments in debt securities in accordance with ASC 320, "Investments-Debt and Equity Securities".

Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date.

As of December 31, 2017 and 2018, the Group classified all of its marketable securities as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in “accumulated other comprehensive loss” in shareholders’ equity. Realized gains and losses on sale of investments are included in “financial income (expenses), net” and are derived using the specific identification method for determining the cost of securities.

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

For the years ended December 31, 2016, 2017 and 2018, no other-than-temporary impairment losses have been identified.

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

Bank deposits and the related accrued interest with maturities of more than one year are included in long-term investments and presented at their cost. Accrued interest that is payable within a one-year period is included in other receivables and prepaid expenses. The deposits are denominated in dollars and bear interest at an average rate of 2.05% and 3.29%, for the years ended December 31, 2017 and 2018, respectively. Out of the total long-term bank deposits, a total of $4,207 and $1,800, are restricted long-term deposits as of December 31, 2017 and 2018, respectively.

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

The Group's long-lived assets are reviewed for impairment in accordance with ASC 360-10-35, "Property, Plant and Equipment - Subsequent Measurement", whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. Recoverability of assets (asset group) to be held and used is measured by a comparison of the carrying amount of an asset (asset group) to the future undiscounted cash flows expected to be generated by the asset if such assets are considered to be impaired. The impairment to be recognized is measured by the amount by which the carrying amount of the assets (asset groups) exceeds the fair value of the assets (asset groups). During the years ended December 31, 2016, 2017 and 2018, no impairment losses had been identified for property and equipment.

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

During the years ended December 31, 2016, 2017 and 2018, no impairment losses have been identified with respect to intangible assets.

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

For each of the three years in the period ended December 31, 2018, the Group performed an annual impairment analysis, using market capitalization, and no impairment losses have been identified.

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

The Group adopted accounting standards codification 606, "Revenue from Contracts with Customers" ("ASC 606"), effective January 1, 2018. As a result of this adoption, revenues from products and services are recognized in accordance with ASC 606, and the Group revised its accounting policy for revenue recognition as detailed below. The Group recognizes revenue under the core principle that transfer of control to the Group's customers should be depicted in an amount reflecting the consideration the Group expects to receive in revenue. As such, the Group identifies a contract with a customer, identifies the performance obligations in the contract, determines the transaction price, allocates the transaction price to each performance obligation in the contract and recognizes revenues when (or as) the Group satisfies a performance obligation.

Product revenues are recognized at the point of time when control is transferred, the product has been delivered and the benefit of the asset has transferred.

Revenues from support are recognized ratably over the term of the underlying contract term. Renewals of support contracts create new performance obligations that are satisfied over the term with the revenues recognized ratably over the period.

For professional services, the performance obligations are satisfied, and revenues are recognized, when the services are provided or once the service term has expired.

The Group enters into contracts that can include combinations of products and services that are capable of being distinct and accounted for as separate performance obligations.  The products are distinct upon delivery as the customer can derive the economic benefit of it without any professional services, updates or technical support. The Group allocates the transaction price to each performance obligation based on its relative standalone selling price out of the total consideration of the contract. For support, the Group determines the standalone selling prices based on the price at which the Group separately sells a renewal contract on a stand-alone basis. For professional services, the Group determines the standalone selling prices based on the price at which the Group separately sells those services on a stand-alone basis.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Group's products contain a significant element relating to its proprietary technology and its solutions offer substantially different features and functionality. As a result, the comparable pricing of products with similar functionality typically cannot be obtained. Additionally, as the Group is unable to reliably determine the selling prices of comparable products sold by competitors and generally does not sell the products separately on a stand-alone basis, the stand-alone selling prices are not directly observable. Therefore, the Group makes estimates based on reasonably available information. The estimated selling price is established considering multiple factors including, but not limited to, pricing practices in different geographical areas and through different sales channels, gross margin objectives, internal costs, the pricing strategies of competitors and industry technology lifecycles.

The Group grants to certain customers a right of return or the ability to exchange a specific percentage of the total price paid for products they have purchased over a limited period for other products. The Group maintains a provision for product returns and exchanges and other incentives based on its experience with historical sales returns, analysis of credit memo data and other known factors, in accordance with ASC 606. This provision was deducted from revenues and amounted to $1,926 and $2,272, as of December 31, 2017 and 2018, respectively. Following the adoption of ASC 606, As of December 31, 2018, this provision was recorded as part of other payables and accrued expenses.

Deferred revenues include amounts invoiced to customers for which revenue has not yet been recognized. Deferred revenues are recognized as (or when) the Group performs the performance obligations under the contract.

The Group pays sales commissions to sales and marketing personnel based on their attainment of certain predetermined sales goals. Some sales commissions for support earned by its employees are capitalized and amortized on a straight line basis over the related contractual support period. Amortization expenses related to these costs are included in sales and marketing expenses in the consolidated statements of operations.

As of December 31, 2018, following the adoption of ASC 606, the Group has included an asset of costs to obtain a contract in its consolidated balance sheet in the amount of $420, as part of other receivables and prepaid expenses.. In addition, the Group’s consolidated statement of operations for the year ended December 31, 2018 included a reduction of expenses in the amount of $240, net, compared to the accounting treatment under ASC 605.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Warranty costs:

The Group usually provides an assurance-type warranty for a period of 12 months at no extra charge. The Group estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Group's warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Group periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary. As of December 31, 2017 and 2018, the provision for warranty amounted to $339 and $323, respectively.

n.	Research and development costs:

ASC 985-20, "Costs of Software to Be Sold, Leased, or Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company's product development process, technological feasibility is established upon the completion of a working model. The Company does not incur material costs between the completion of a working model and the point at which the products are ready for general release. Therefore, research and development costs are charged to the consolidated statement of operations, as incurred.

Participation grants from the Israel National Authority for Technology and Innovation (formerly known as the Office of the Chief Scientist of the Israeli Ministry of Economy and Industry) ("IIA") for research and development activity are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of research and development costs. Research and development grants recognized during the years ended December 31, 2016, 2017 and 2018 were $7,335, $8,290 and $5,734, respectively.

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

The Group accounts for deferred income taxes in accordance with Accounting Standards Update ("ASU") 2015-17, "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes" which require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet.

Interest and penalties assessed by taxing authorities on an underpayment of income taxes are included as a component of income tax expense in the consolidated statements of operations.

p.	Accumulated other comprehensive income (loss) ("AOCI"):

The Company accounts for comprehensive income (loss) in accordance with ASC 220, "Comprehensive Income", which establishes standards for the reporting and presentation of comprehensive income (loss) and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders.

The components of AOCI were as follows:

	Unrealized gains (losses) on available- for-sale marketable securities	Unrealized gains (losses) on cash flow hedges	Total

Balance as of January 1, 2018	$(44)	$-	$(44)

Other comprehensive income (loss) before reclassifications	12	(489)	(477)
Amounts reclassified from AOCI	-	245	245
Other comprehensive income (loss)	12	(244)	(232)

Balance as of December 31, 2018	$(32)	$(244)	$(276)

The effects on net income of amounts reclassified from AOCI in the year ended December 31, 2018 derive from realized gains on cash flow hedges recorded in operating expenses and from realized gains on available-for-sale marketable securities recorded in financial income (expenses), net.

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

Certain outstanding options, restricted share units ("RSUs") and warrants have been excluded from the calculation of the diluted earnings per share since such securities are anti-dilutive for all years presented. The total weighted average number of shares related to the outstanding options, RSUs and warrants that have been excluded from the calculation of diluted earnings per share was 1,927,281, 317,186 and 158,823 for the years ended December 31, 2016, 2017 and 2018, respectively.

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

The Company recognizes compensation expenses for the value of its awards based on the accelerated method over the requisite service period of each of the awards. Prior to January 1, 2016, share-based compensation expense was recorded net of estimated forfeitures in the Company’s consolidated statements of operations and, accordingly, was recorded for only those share-based awards that the Company expected to vest. Effective as of January 1, 2016, the Company adopted a change in accounting policy in accordance with ASU 2016-09, "Compensation Stock Compensation (Topic 718)" (“ASU 2016-09”) to account for forfeitures as they occur.

The Company applies ASC 718 and ASC 505-50, "Equity-Based Payments to Non-Employees" ("ASC 505-50") with respect to options and warrants issued to non-employees. Accordingly, the Company uses option valuation models to measure the fair value of the options and warrants at the measurement date as defined in ASC 505-50.

The weighted-average estimated fair value of employee stock options granted during the years ended December 31, 2016, 2017 and 2018, was $2.01, $3.05 and $3.02 per share, respectively, using the Black-Scholes option pricing model. Fair values were estimated using the following weighted-average assumptions (annualized percentages):

	Year Ended December 31,
	2016	2017	2018

Dividend yield	0%	0%	0%-2.66%
Expected volatility	47.64%-52.95%	41.78%-47.25%	37.74%-41.72%
Risk-free interest	1.11%-1.86%	1.81%-2.14%	2.40%-3.06%
Expected life	4.76-5.30 years	4.77-5.28 years	4.78-5.27 years

The Company used its historical volatility in accordance with ASC 718. The computation of volatility uses historical volatility derived from the Company's exchange traded shares. The expected term of options granted is estimated based on historical experience and represents the period of time that options granted are expected to be outstanding. The risk free interest rate assumption is the implied yield currently available on United States treasury zero-coupon issues with a remaining term equal to the expected life of the Company's options. The dividend yield assumption is based on the Company's historical experience and expectation of future dividend payouts and may be subject to substantial change in the future. The Company paid its first cash dividend during the third quarter of 2018 and currently expects to pay cash dividends in the future, although there can be no assurance that it will do so.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The total share-based compensation expenses relating to all of the Company's share-based awards recognized for the years ended December 31, 2016, 2017 and 2018 were included in items of the consolidated statements of operations, as follows:

	Year Ended December 31,
	2016	2017	2018

Cost of revenues	$118	$84	$186
Research and development expenses, net	459	383	651
Selling and marketing expenses	1,101	1,024	1,238
General and administrative expenses	736	816	1,212

Total share-based compensation expenses	$2,414	$2,307	$3,287

t.	Treasury stock:

The Company has repurchased its ordinary shares from time to time in the open market, as well as pursuant to a self-tender offer in Israel and in the U.S. in the year ended December 31, 2016, and holds such repurchased shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders' equity. See also Note 12a.

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

Severance pay expenses for the years ended December 31, 2016, 2017 and 2018, amounted to $3,217, $2,631 and $ 2,680, respectively.

v.	Employee benefit plan:

The Group has 401(k) defined contribution plans covering employees in the U.S. All eligible employees may elect to contribute a portion of their annual compensation to the plan through salary deferrals, subject to the IRS limit of $18 during the years ended December 31, 2017 and 2018, plus a catch-up contribution of $6 for participants age 50 or over. The Group matches 50% of employees’ contributions, up to a maximum of 6% of the employees' annual pay. In the years ended December 31, 2016, 2017 and 2018, the Group matched contributions in the amount of $286, $287 and $308, respectively.

w.	Advertising expenses:

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2016, 2017 and 2018 amounted to $687, $442 and $627, respectively.

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

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z.	Recently issued and adopted accounting pronouncements:

On January 1, 2018, the Group adopted ASC Topic 606-10 using the modified retrospective method and applied the standard to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606-10, while prior period amounts are not adjusted and continue to be reported in accordance with the previous accounting under Topic 605. The Group recognized the cumulative effect of initially adopting Topic 606-10 as an adjustment to the opening balance of accumulated deficit as of January 1, 2018. The Group has identified and implemented changes to its accounting processes and controls to support the new revenue recognition and disclosure requirements. In connection with adopting Topic 606-10, the Group recorded a cumulative-effect adjustment to accumulated deficit of $180 on January 1, 2018. This adjustment relates to the deferral of costs to obtain contracts that were previously expensed at the beginning of the contracts period.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments" ("ASU 2016-15"). ASU 2016-15 implements eight changes to how cash receipts and cash payments are presented and classified in the statement of cash flows. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017. The Company adopted ASU 2016-15 effective January 1, 2018 and its adoption did not have a material impact on its consolidated financial statements and related disclosures.

aa.	New accounting pronouncements not yet effective:

In February 2016, the FASB issued ASU 2016-02, “Leases”, on the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). ASC 842 supersedes the previous leases standard, ASC 840, "Leases". The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease. A lessee is also required to record a right-of-use ("ROU") asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. The Company may elect, as a practical expedient, to account for leases with a term of 12 months or less in a manner similar to the accounting under pre-existing guidance for operating leases. In July 2018, the FASB issued amendments in ASU 2018-11, which provide another transition method in addition to the existing transition method, by allowing entities to initially apply the new lease accounting standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption, and to not apply the new guidance in the comparative periods they present in the financial statements. The guidance is effective for the interim and annual periods beginning on or after December 15, 2018, and the Company has elected to apply the standard using a modified retrospective transition method at the beginning of the period of adoption (January 1, 2019) through a cumulative-effect adjustment.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

To adopt this new standard, the Company has implemented changes to its existing systems and processes in conjunction with a review of existing vendor agreements. The Company expects adoption of the standard to have a material impact on its consolidated balance sheets which will result in the recognition of ROU assets and lease liabilities of approximately $30,000 to $35,000 on January 1, 2019.

The most significant impact from recognition of ROU assets and lease liabilities relates to the Company's office space. However, the Company does not anticipate that the adoption of this standard will have a material impact on the operating expenses in its consolidated statements of operations, since the expense recognition under this new standard will be similar to current practice. The Company's financial income (expenses), net will be impacted by the revaluation of the lease liabilities in non-dollar denominated currencies.

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

In January 2017, the FASB issued ASU 2017-04, "Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment" ("ASU 2017-04"). ASU 2017-04 eliminates the requirement to measure the implied fair value of goodwill by assigning the fair value of a reporting unit to all assets and liabilities within that unit (the "Step 2 test") from the goodwill impairment test. Instead, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited by the amount of goodwill in that reporting unit.

ASU 2017-04 will become effective for the Company beginning January 1, 2020 and must be applied to any annual or interim goodwill impairment assessments after that date. The Company is currently evaluating the effect of ASU 2017-04 on its consolidated financial statements and related disclosures.

In August 2017, the FASB issued ASU 2017-12, "Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities" ("ASU 2017-12"). The objectives of ASU 2017-12 are to improve the financial reporting of hedging relationships to better portray the economic results of an entity's risk management activities in its financial statements and to make certain targeted improvements to simplify the application of the hedge accounting guidance in current GAAP. ASU 2017-12 is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. The Company is currently evaluating the effect of the adoption of ASU 2017-12 on its consolidated financial statements and related disclosures.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In June 2018, the FASB issued ASU 2018-07, "Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting" (ASU 2018-07). ASU 2018-07 was issued to simplify several aspects of the accounting for nonemployee share-based payment transactions resulting from expanding the scope of Topic 718, "Compensation – Stock Compensation", to include share-based payment transactions for acquiring goods and services from nonemployees. The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The Company is currently evaluating the effect of the adoption of ASU 2018-07 on its consolidated financial statements and related disclosures and does not expect it to have a material impact.

NOTE 3:-	ACQUISITION OF ACS

On December 31, 2015 (the "Closing Date"), the Company entered into a share purchase agreement, according to which the Company acquired 100% of the outstanding shares of ACS, a Dutch company which provides unified communications solutions. Following the transaction, ACS became a wholly-owned subsidiary of the Company.

As part of the share purchase agreement, the Company agreed to pay an earn-out amount based on the sales of the Company’s products related to ACS technology (the “ACS Products”) during the years 2016 until 2018. The earn-out amount is calculated based on: (a) 20% of the net revenues from ACS Products (the "ACS Revenues") after the first $2,000 of ACS Revenues up to an earn-out payment of $2,000, plus (b) an additional amount of 10% of ACS Revenues after the first $20,000 of ACS Revenues (the "ACS Earn-Out"). In March 2018, the Company paid $151 in relation to the ACS Earn-Out.

The acquisition was accounted for using the purchase method. The $4,109 purchase price for the acquisition was composed of the following amounts: (i) a $2,000 payment in cash payable on the Closing Date, and (ii) $2,109, which represented the fair value of the ACS Earn-Out.

In addition, the Company agreed to pay $500 after 12 months and an additional $500 after 24 months following the Closing Date upon meeting cumulative conditions (including service conditions) for each of these two periods (the "Deferred Payments"). The Deferred Payments were recorded as payroll expenses during the periods for which the deferred payments remain contingent. The Company recorded $750 and $198 expenses related to the Deferred Payments during the years ended December 31, 2016 and 2017, respectively. In February 2017 and in March 2018, the Company paid $448 and $500, respectively, in relation to the deferred payments.

The fair value of the ACS Earn-Out was estimated by utilizing the income approach, taking into account the potential cash payments discounted to arrive at a present value amount, based on the Company's expectation as to future revenues of ACS Products in the three subsequent annual periods following the Closing Date. The discount rate was based on the market interest rate and estimated operational capitalization rate.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	ACQUISITION OF ACS (Cont.)

Since the actual and expected revenues from ACS Products in the years ended December 31, 2017 and 2018 were different than the Company’s original expectations, the Company recorded income of $118 and expense of $(206) in the years ended December 31, 2017 and 2018, respectively, as revaluation of the ACS Earn-Out liability. Such income (expense) is included in general and administrative expenses in the consolidated statements of operations for the years ended December 31, 2017 and 2018.

As of December 31, 2017 and 2018, the estimated fair value of the ACS Earn-Out amounted to $378 and $433, respectively.

NOTE 4:-	MARKETABLE SECURITIES AND ACCRUED INTEREST

The following is a summary of available-for-sale marketable securities:

	December 31, 2017
	Amortized	Unrealized	Unrealized	Fair
	cost	gains	losses	Value
Corporate bonds:
Maturing within one year	$6,883	$-	$(9)	$6,874
Maturing between one to two years	20,510	10	(45)	20,475
Accrued interest	213	-	-	213

	$27,606	$10	$(54)	$27,562

	December 31, 2018
	Amortized	Unrealized	Unrealized	Fair
	cost	gains	losses	Value
Corporate bonds:
Maturing within one year	$19,463	$-	$(32)	$19,431
Accrued interest	171	-	-	171

	$19,634	$-	$(32)	$19,602

These investments were issued by highly rated corporations. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Group's investment. As of December 31, 2017 and 2018, the Group did not have any investment in marketable securities that were in an unrealized loss position for a period of twelve months or greater. Since the Group had the ability and intent to hold these investments until an anticipated recovery of fair value, which may be until maturity, the Group did not consider these investments to be other-than-temporarily impaired as of December 31, 2017 and 2018. Unrealized gains (losses) are valued using alternative pricing sources and models utilizing observable market inputs.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	INVENTORIES

	December 31,
	2017	2018

Raw materials	$5,146	$6,156
Finished products	11,417	16,464

	$16,563	$22,620

In the years ended December 31, 2016, 2017 and 2018, the Group wrote-off inventories in a total amount of $2,173, $1,946 and $ 1,892, respectively.

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2017	2018
Cost:
Computers and peripheral equipment	$29,806	$31,003
Office furniture and equipment	12,099	12,259
Leasehold improvements	3,553	3,622

	45,458	46,884
Accumulated depreciation:
Computers and peripheral equipment	28,295	29,312
Office furniture and equipment	10,723	10,951
Leasehold improvements	2,605	2,756

	41,623	43,019

Depreciated cost	$3,835	$3,865

Depreciation expenses amounted to $1,700, $1,606 and $1,562 for the years ended December 31, 2016, 2017 and 2018, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	INTANGIBLE ASSETS, NET

		Useful life	December 31,
		(years)	2017	2018
a.	Impaired cost:
	Acquired technology and license	5 - 10	$19,857	$19,857
	Customer relationship	4.5 - 9	4,750	4,750

			24,607	24,607
	Accumulated amortization:
	Acquired technology and license		18,008	18,655
	Customer relationship		4,599	4,699

			22,607	23,354

	Amortized cost		$2,000	$1,253

b.	Amortization expenses related to intangible assets amounted to $1,192, $832 and $747 for the years ended December 31, 2016, 2017 and 2018, respectively.

c.	Expected amortization expenses are as follows:

Year ending December 31,

2019	$352
2020	332
2021	284
2022	272
Thereafter	13

$1,253

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	FAIR VALUE MEASUREMENTS

In accordance with ASC 820, the Group measures its foreign currency derivative instruments, marketable securities and ACS Earn-Out liability related to the acquisition of ACS, at fair value. Investments in foreign currency derivative instruments and marketable securities are classified within Level 2 of the fair value hierarchy. This is because these assets (liabilities) are valued using alternative pricing sources and models utilizing market observable inputs. The ACS Earn-Out liability is classified within Level 3 of the fair value hierarchy because this liability is based on present value calculations and an external valuation model whose inputs include market interest rates, estimated operational capitalization rates and volatilities. Unobservable inputs used in this model are significant.

The Group's financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates:

	December 31, 2018
	Fair value measurements using input type
	Level 2	Level 3	Total

Marketable securities	$19,602	$-	$19,602
Financial liabilities related to foreign currency derivative hedging contracts	(293)	-	(293)
Earn-Out liability related to the acquisition of ACS	-	(433)	(433)

Total financial net assets (liabilities)	$19,309	$(433)	$18,876

	December 31, 2017
	Fair value measurements using input type
	Level 2	Level 3	Total

Marketable securities	$27,562	$-	$27,562
Earn-Out liability related to the acquisition of ACS	-	(378)	(378)

Total financial net assets (liabilities)	$27,562	$(378)	$27,184

Fair value measurements using significant unobservable inputs (Level 3):

Balance at January 1, 2018	$(378)
Payment of earn out liability	151
Adjustment due to change in the forecast of earn-out consideration	(198)
Adjustment due to time change value	(8)

Balance at December 31, 2018	$(433)

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2017	2018

Payroll and other employee related accruals	$6,474	$6,319
Vacation accrual	3,680	3,404
Royalties provision	1,620	1,770
Government authorities	1,105	1,525
Accrued expenses	7,245	6,525
Provision for return	-	2,272
Others	662	726

	$20,786	$22,541

Following the adoption of ASC 606, the provision for return was recorded as part of other payables and accrued expenses as of December 31, 2018.

NOTE 10:-	LONG-TERM BANK LOANS

In December 2015, the Company entered into loan agreements with an Israeli commercial bank that provided loans in the total principal amounts of $3,000 and Euro 3,000 (the "2015 Loans"). Certain amounts of the 2015 Loans are required to be maintained as a compensating bank deposit that decreases as the loans are repaid. The loans bear interest at LIBOR plus 1%-2.5% and are repayable in 20 equal quarterly installments through December 2020.

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

As of December 31, 2017 and 2018, the banks have a lien on the Company's assets that secures the 2015 Loans and the 2016 Loans. As of December 31, 2017 and 2018, the Company is required to maintain a total of $4,200 and $3,000, respectively, in compensating balances with the banks, to secure the 2015 Loans and the 2016 Loans.

As of December 31, 2017 and 2018, the compensating balances are included in short-term and restricted bank deposits in the amount of $1,200 for both years, and long-term and restricted bank deposits in the amount of $3,000 and $1,800, respectively. The amount of the compensating balances that is required decreases as the loans are repaid. The agreements with respect to the 2015 Loans and the 2016 Loans require the Company, among other things, to meet certain financial covenants such as maintaining shareholders' equity, cash balances, and liabilities to banks at specified levels, as well as achieving certain levels of operating income (the "Covenants").

As of December 31, 2017 and 2018, the Company was in compliance with all of the Covenants.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Group's facilities are leased under several lease agreements in Israel, Europe, Asia and the Americas for periods ending in 2024.

In addition, the Company has various operating lease agreements with respect to motor vehicles.

Future minimum rental commitments under non-cancelable operating leases are as follows:

Year ending December 31,

2019	$6,248
2020	5,749
2021	5,589
2022	5,930
2023 and thereafter	6,410

Total minimum lease payments *)	$29,926

*)	Minimum payments have been reduced by minimum sublease rental of $1,657 due in the future under non-cancelable subleases.

In connection with the Company's facilities lease agreement in Israel, the lessor has a lien of approximately $5,134 on certain bank deposits as of December 31, 2018. These deposits are included in short-term and restricted bank deposits.

Lease expenses for the years ended December 31, 2016, 2017 and 2018 were approximately $5,784, $6,027 and $6,260, respectively. Lease expenses for the years ended December 31, 2016, 2017 and 2018 include an offset for sublease rental of $801, $1,183 and $1,315, respectively.

b.	Inventory purchase commitments:

The Group is obligated under certain agreements with its suppliers to purchase specified items of excess inventory which are expected to be utilized in 2019. As of December 31, 2018, non-cancelable purchase obligations were approximately $19,487.

c.	Royalty commitment to the IIA:

Under the research and development agreements of the Company and its Israeli subsidiaries with the IIA and pursuant to applicable laws, the Company and its Israeli subsidiaries are required to pay royalties at the rate of 1.3%-5% on sales to end customers of products developed with funds provided by the IIA, up to an amount equal to 100% of the IIA research and development grants received, linked to the dollar plus interest on the unpaid amount received based on the 12-month LIBOR rate (from the year the grant was approved) applicable to dollar deposits. The Company and its Israeli subsidiaries are obligated to repay the IIA for the grants received only to the extent that there are sales of the funded products.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The place of manufacturing of a product that was developed with the support of the IIA, or based on know-how developed with the support of the IIA, shall be in accordance with the Company's declaration in the application for support (including manufacturing abroad). In case the Company or any of its Israeli subsidiaries wish to transfer their manufacturing activities abroad, in addition to their statement in the application for support, they will be required to receive approval from the IIA research committee. The committee is entitled to increase both the royalty liability and the rate of the royalty payments. The increased repayment is calculated according to the percentage of the manufacturing activities that are intended to be carried out outside Israel, and can reach up to 300% of the original amount. When the manufacturing of the product is being done outside of Israel, the Company or any of its Israeli subsidiaries are required to pay an increased royalty rate of an additional 1%.

As of December 31, 2017 and 2018, the Company and its Israeli subsidiaries have a contingent obligation to pay royalties in the amount of approximately $58,155 and $66,148, respectively.

As of December 31, 2017 and 2018, the Company and its Israeli subsidiaries have paid or accrued royalties to the IIA in the amount of $8,350 and $9,255, respectively, which were recorded in cost of revenues.

On March 27, 2016, the Company received a notification from the IIA that according to an audit conducted on their behalf, the Company owes the IIA an amount of $999 for underpaid royalties. The Company has reviewed the findings and presented an appeal of the claims under the audit. In November 2018, the Company received final confirmation from IIA that they agree with the appeal and no additional royalties are owed by the Company.

d.	Royalty commitments to third parties:

The Group has entered into technology licensing fee agreements with third parties. Under the agreements, the Group agreed to pay the third parties royalties, based on sales of relevant products.

e.	Legal proceedings:

1.	In February 2018, a former employee filed a claim against the Company’s subsidiary in Brazil alleging that he is entitled to approximately $100 as a result of the termination of his employment by the subsidiary. In June 2018, the matter was settled without admission of liability for approximately $50. The settlement was submitted to and approved by the court.

2.	In March 2019, a complaint for patent infringement was filed against the Company’s U.S. subsidiary. The proceedings were served and no monetary demands were made at this stage. At this early stage, the Company cannot predict the outcome of this matter.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY

a.	Treasury stock:

During the year ended December 31, 2014, the Company's Board of Directors approved a program to repurchase up to $3,000 of its ordinary shares (the "share repurchase program") which is the amount that the Company could repurchase according to Israeli law without further approval from an Israeli court. During the four years ended December 31, 2017, the Company received court approvals to purchase up to an additional $110,000 of its ordinary shares. In addition, in each of June 2018 and January 2019, the Company received court approval to purchase up to an additional $20,000 and $12,000, respectively, of its ordinary shares (the “Permitted Amount”). These two court approvals also permit the Company to declare a dividend of any part of the Permitted Amount during the approved validity period. The January 2019 court approval for share repurchases will expire on July 1, 2019.

As of December 31, 2018, pursuant to the share repurchase program, the Company had repurchased a total of 28,911,766 of its ordinary shares at a total cost of $129,866 (of which 1,795,814 of its ordinary shares were repurchased during the year ended December 31, 2018 for aggregate consideration of $14,321).

b.	Cash Dividend:

On July 24, 2018, the Company declared a cash dividend of $0.20 per share. The dividend, in the aggregate amount of $5,761, was paid on August 20, 2018 to all of the Company’s shareholders of record on August 6, 2018.

See also Note 18.

c.	Employee and Non-Employee Share Option Plan:

In 2008, the Company's Board of Directors approved the 2008 Equity Incentive Plan (the "Plan") that became effective in January 2009. Under the Plan, options and RSUs may be granted to employees, officers, non-employee consultants and directors of the Company. As of December 31, 2018, the total number of shares authorized for future grant under the Plan is 466,733.

Share options granted under the Plan are generally exercisable at the fair market value of the ordinary shares at the date of grant and usually expire seven or ten years from the date of grant. The options generally vest over four years from the date of grant. Any options that are forfeited or cancelled before expiration become available for future grants

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

The following is a summary of the Company's stock option activity and related information for the year ended December 31, 2018:

	Amount of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Options outstanding at beginning of year	2,876,642	$4.68	3.7	$7,703
Changes during the year:
Granted	271,900	$8.40
Exercised	(1,243,631)	$4.44
Forfeited	(52,250)	$5.12

Options outstanding at end of year	1,852,661	$5.38	3.9	$8,354

Options exercisable at end of year	1,078,570	$4.84	2.9	$5,437

The weighted-average grant-date fair value of options granted during the years ended December 31, 2016, 2017 and 2018 was $2.01, $3.05 and $3.02, per option, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing share price on the last trading day of the fiscal year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on the last trading day of the fiscal year. This amount changes based on the fair market value of the Company's ordinary shares.

Total intrinsic value of options exercised for the years ended December 31, 2016, 2017 and 2018 was $1,583, $1,562 and $6,407, respectively.

The following is a summary of the Company's RSU activity and related information for the year ended December 31, 2018:

	Number of shares	Weighted average grant date fair value

RSUs outstanding at beginning of year	575,397	$5.90
Changes during the year:
Granted	572,558	$8.38
Vested	(200,359)	$5.55
Forfeited	(17,000)	$7.47

RSUs outstanding at end of year	930,596	$7.47

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

The following is a summary of warrants issued to non-employees for the year ended December 31, 2018:

	Number of shares	Weighted average exercise price

Warrants outstanding at beginning and end of year	5,000	$5.00

Warrants exercisable at end of year	5,000	$5.00

The Group recorded immaterial compensation expenses with respect to the grants of these warrants in accordance with ASC 505-50.

As of December 31, 2018, there was $5,491 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 1.12 years.

The options for employees and warrants for non-employees outstanding as of December 31, 2018, have been separated into ranges of exercise prices, as follows:

Range of exercise price	Number of options outstanding as of December 31, 2018	Weighted average remaining contractual life	Weighted average exercise price	Number of options exercisable as of December 31, 2018	Weighted average exercise price of exercisable options
		(Years)

$1.67-3.97	418,417	2.75	$3.43	278,042	$3.26
$4.03-5.80	782,354	3.50	$4.71	545,723	$4.76
$6.25-7.75	512,990	4.50	$6.89	256,695	$6.68
$8.17-10.59	143,900	6.70	$9.32	3,110	$8.92

	1,857,661	3.86	$5.38	1,083,570	$4.84

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME

a.	Israeli taxation:

1.	Measurement of taxable income in U.S. dollars:

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

As of December 31, 2018, accumulated deficit included approximately $540 in tax-exempt income earned by the Company's "Approved Enterprise". The Company's Board of Directors has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's "Approved Enterprise". Tax-exempt income attributable to the "Approved Enterprise" cannot be distributed to shareholders without subjecting the Company to taxes except upon complete liquidation of the Company. If such retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the corporate tax rate between 10% and 25%, applicable to such profits as if the Company had not elected the alternative tax benefits and an income tax liability would be incurred by the Company up to a maximum amount of $180.

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the Investment Law, regulations published thereunder and the certificate of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2018, management believes that the Company is in compliance with all of the aforementioned conditions.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

Income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the regular tax rate prevailing at that time.

As of December 31, 2018, there was no taxable income attributable to the Approved Enterprise.

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

Amendment 73 also prescribes special tax tracks for technological enterprises, which are subject to regulations that were issued by the Minister of Finance in May 2017. The new tax tracks under Amendment 73 are as follows: Technological Preferred Enterprise ("TPE") - an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion. A TPE, as defined in the Investment Law, which is located in the center of Israel, will be subject to tax at a rate of 12% on profits deriving from intellectual property (in development area A - a tax rate of 7.5%).

The Company is still evaluating the potential effect on its financial statements, pending a decision to elect TPE status. Accordingly, the Company did not adjust its deferred tax balances as of December 31, 2018. The Company's position may change in the future.

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

Management believes that the Company is currently qualified as an "industrial company" under the Encouragement Law and, as such, is entitled to tax benefits, including: (i) deduction of purchase of know-how and patents and/or right to use a patent over an eight-year period; (ii) the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company; (iii) accelerated depreciation rates on equipment and buildings; and (iv) expenses related to a public offering on the Tel Aviv Stock Exchange and on recognized stock markets outside of Israel, such as Nasdaq, are deductible in equal amounts over three years.

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

Taxable income of the Company is subject to a corporate tax rate as follows: in 2016 - 25%, in 2017 - 24% and in 2018 - 23%.

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

The deferred tax balances as of December 31, 2018 have been calculated based on the revised tax rates.

The effective tax rate payable by a company which is taxed under the Investment Law may be considerably lower (see also a2 above).

b.	U.S. Tax Reform:

In December 2017, the U.S. enacted significant tax reform through the Tax Cut and Jobs Act (“TCJA”). The TCJA enacted significant changes affecting the year ended December 31, 2017, including, but not limited to, (i) reducing the U.S. federal corporate income tax rate to 21%; and (ii) imposing a one-time Transition Tax ("Transition Tax") on certain un-repatriated earnings of foreign subsidiaries of U.S. companies that had not been previously taxed in the U.S.

The TJCA also established new tax provisions affecting 2018, including, but not limited to, (i) creating a new provision designed to tax global intangible low-tax income (“GILTI”); (ii) generally eliminating U.S. federal taxes on dividends from foreign subsidiaries; (3) eliminating the corporate alternative minimum tax (“AMT”); (iv) creating the base erosion anti-abuse tax (“BEAT”); (v) establishing a deduction for foreign derived intangible income ("FDII"); (vi) repealing domestic production activity deduction; and (vii) establishing new limitations on deductible interest expense and certain executive compensation.

ACS 740 requires companies to account for the tax effects of changes in income tax rates and laws in the period in which legislation is enacted (December 22, 2017). ASC 740 does not specifically address accounting and disclosure guidance in connection with the income tax effects of the TCJA.

The deferred tax balances as of December 31, 2017 and 2018 have been calculated based on the revised tax rates.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

As of December 31, 2018, the Group has completed the accounting for all the impacts of the TCJA. During 2018, as part of finalizing the analysis, the Company's U.S. subsidiary recorded adjustments that relate to the Transition Tax and GILTI in total amounts of approximately $660 and $520, respectively. However, in the absence of guidance on various uncertainties and ambiguities in the application of certain provisions of the TCJA, the Group will use what it believes are reasonable interpretations and assumptions in applying the TCJA. It is possible that the Internal Revenue Service, as well as state tax authorities, could issue subsequent guidance or take positions on audit that differ from the Group’s interpretations and assumptions, which could have a material adverse effect on the Group’s cash tax liabilities, results of operations, and financial condition. In addition, the TCJA could be subject to potential amendments and technical corrections, any of which could materially lessen or increase certain adverse impacts of the legislation on the Group’s business. The Group will continue to evaluate the effects of the TCJA as federal and state tax authorities issue additional regulations and guidance, and if and when amendments and technical corrections are enacted with respect to the TCJA, they could cause changes to previous estimates and could materially affect the Group’s financial positions and results of operations.

c.	Net operating loss carry-forward:

As of December 31, 2018, the Company has total available carryforward tax losses of approximately $4,000 which can be carried forward and offset against taxable income in the future for an indefinite period. As of December 31, 2018, the Company recorded a net deferred tax asset of $3,342 in respect of such carry-forward tax losses and other temporary differences.

As of December 31, 2018, the Company's Israeli subsidiaries have total available carryforward tax losses of approximately $69,200. The net operating losses may be claimed and offset against taxable income in the future for an indefinite period.

The Company's U.S. subsidiary has total available carryforward tax losses of approximately $62,400 to offset against future U.S. federal taxable gains. These carryforward tax losses expire between 2022 and 2032. As of December 31, 2018, the Company's U.S. subsidiary recorded a deferred tax asset of $1,008 in respect of such carryforward tax losses.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

d.	Income before taxes on income is comprised as follows:

	Year Ended December 31,
	2016	2017	2018

Domestic	$4,151	$5,948	$10,084
Foreign	3,443	3,692	6,503

	$7,594	$9,640	$16,587

e.	Taxes on income are comprised as follows:

	Year Ended December 31,
	2016	2017	2018

Current taxes	$831	$688	$843
Deferred tax expense (income)	(9,475)	4,922	2,251

	$(8,644)	$5,610	$3,094

Domestic	$(6,576)	$2,979	$1,610
Foreign	(2,068)	2,631	1,484

	$(8,644)	$5,610	$3,094

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group's deferred tax liabilities and assets are as follows:

	December 31,
	2017	2018
Deferred tax assets:
Net operating loss carryforward	$34,708	$30,330
Reserves and allowances	5,722	5,613

Net deferred tax assets before valuation allowance	40,430	35,943
Less - valuation allowance	(33,744)	(31,593)

Deferred tax asset	$6,686	$4,350

Deferred tax liability	$(389)	$(305)

Deferred tax asset:
Domestic	5,013	3,342
Foreign	1,673	1,008

	$6,686	$4,350

Deferred tax liability:
Foreign	$(389)	$(305)

*)	During the year ended December 31, 2018, the Company recorded a correction of a prior-period balance related to its U.S. subsidiary, which increased the net deferred tax assets at December 31, 2017 by $1,527, with a corresponding increase to the valuation allowance in the same amount, with a zero net impact on deferred tax asset.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	TAXES ON INCOME (Cont.)

g.	Reconciliation of the theoretical tax expenses:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the Israeli statutory corporate tax rate applicable to the income of the Company, and the actual tax expense (benefit) as reported in the statement of operations is as follows:

	Year Ended December 31,
	2016	2017	2018

Income before taxes, as reported in the consolidated statements of operations	$7,594	$9,640	$16,587

Israeli statutory corporate tax rate	25.0%	24.0%	23.0%

Theoretical tax expense on the above amount at the Israeli statutory corporate tax rate	$1,898	$2,314	$3,815
Income tax at rate other than the Israeli statutory corporate tax rate	(749)	33	458
Non-deductible expenses, including share-based compensation expenses	744	629	384
Losses for which valuation allowance was provided (utilized)	(13,334)	2,692	(2,874)
Changes in exchange rates of subsidiaries	1,961	(1,717)	1,388
Impact of rate change	679	943	-
Unrecognized tax benefits	-	-	(386)
Impact of TCJA	-	396	271
Other	157	320	38

Actual tax expense (benefit)	$(8,644)	$5,610	$3,094

h.	Unrecognized tax benefits:

The Company's unrecognized tax benefits as of December 31, 2017 and 2018 are $158 and $0, respectively.

The Company recognized interest and penalties related to unrecognized tax benefits in tax expenses in the amount of $9 and $10 for the years ended December 31, 2016 and 2017, respectively. The liability for unrecognized tax benefits does not include the liability recorded for accrued interest and penalties of $238 and $0 as of December 31, 2017 and 2018, respectively.

i.	Tax assessments:

The Company has received a final tax assessment through the tax year 2015.

The Company is currently undergoing an income tax audit for the 2016-2017 tax years. The audit is in its early stage.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	BASIC AND DILUTED EARNINGS PER SHARE

	Year Ended December 31,
	2016	2017	2018
Numerator:
Net income	$16,238	$4,030	$13,493

Denominator:
Denominator for basic earnings per share - weighted average number of ordinary shares, net of treasury stock	35,173,562	31,103,703	28,928,060
Effect of dilutive securities:
Employee stock options, warrants and RSUs	605,292	1,064,659	1,291,746

Denominator for diluted earnings per share - adjusted weighted average number of shares	35,778,854	32,168,362	30,219,806

NOTE 15:-	FINANCIAL INCOME (EXPENSES), NET

	Year Ended December 31,
	2016	2017	2018

Financial expenses:
Loss related to non-hedging derivative instruments	$(90)	$(9)	$-
Interest	(262)	(294)	(266)
Amortization of marketable securities premiums and accretion of discounts, net	(853)	(570)	(353)
Exchange rate differences	(519)	(73)	(318)
Other	(283)	(273)	(265)

	(2,007)	(1,219)	(1,202)
Financial income:
Gain related to non-hedging derivative instruments	-	-	305
Interest and other	1,847	1,209	1,125

	1,847	1,209	1,430

	$(160)	$(10)	$228

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	GEOGRAPHIC INFORMATION

a.	Summary information about geographic areas:

The Group manages its business on a basis of one reportable segment (see Note 1 for a brief description of the Group's business). The data is presented in accordance with ASC 280, "Segment Reporting". Revenues in the table below are attributed to geographical areas based on the location of the end customers.

The following presents total revenues for the years ended December 31, 2016, 2017 and 2018 and long-lived assets as of December 31, 2016, 2017 and 2018.

	2016		2017		2018
	Total	Long- lived	Total	Long- lived	Total	Long- lived
	revenues	assets	revenues	assets	revenues	assets

Americas, principally the U.S.	$74,161	$95	$81,051	$96	$86,636	$219
Europe	39,134	68	49,229	106	59,193	109
Far East	26,215	79	24,238	64	25,887	70
Israel	6,061	3,625	2,221	3,569	4,507	3,467

	$145,571	$3,867	$156,739	$3,835	$176,223	$3,865

The Group has derived approximately 42% of its revenues for the year ended December 31, 2018 from sales in the United States.

b.	Product lines:

Total revenues from external customers divided on the basis of the Company's product lines are as follows:

	Year Ended December 31,
	2016	2017	2018

Networking	$131,922	$143,136	$162,831
Technology	13,649	13,603	13,392

	$145,571	$156,739	$176,223

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:-	DERIVATIVE INSTRUMENTS

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

The Group records all derivatives in the consolidated balance sheet at fair value. The effective portions of cash flow hedges are recorded in other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portions of cash flow hedges are adjusted to fair value through earnings in "financial income (expense), net". As of December 31, 2017, the Group did not have accumulated unrealized loss associated with cash flow hedges. As of December 31, 2018, the Group had accumulated unrealized loss of $244 associated with cash flow hedges that was recorded in other comprehensive income (loss).

The Group entered into forward and options contracts that did not meet the requirement for hedge accounting. The Group measured the fair value of the contracts in accordance with ASC 820, at Level 2. The net losses (income) recognized in "financial expenses (income), net" during the years ended December 31, 2016, 2017 and 2018 were $90, $9 and $(305), respectively.

As of December 31, 2017, the Group did not have outstanding forward and options collar (cylinder) contracts which were designated as payroll and rent hedging contracts.

As of December 31, 2018 the Group had outstanding forward and options collar (cylinder) contracts in the amount of $20,150 which were designated as payroll and rent hedging contracts.

In addition, as of December 31, 2017 and 2018, the Group had $2,500 and $3,500 respectively, of outstanding forward contracts which were not designated as hedging contracts.

The fair value of the Group's outstanding derivative instruments and the effect of derivative instruments in cash flow hedging relationship on other comprehensive income for the years ended December 31, 2017 and 2018 are summarized below:

Foreign exchange forward		December 31,
and options contracts	Balance sheet	2017	2018

Fair value of foreign exchange forward and options collar (cylinder) contracts	"Other payables and accrued expenses"	$-	$293

Gains (losses) recognized in other comprehensive income (loss) (effective portion)	"Other comprehensive income (loss)"	$142	$(244)

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:-	DERIVATIVE INSTRUMENTS (Cont.)

The effect of derivative instruments in cash flow hedging relationship on income for the years ended December 31, 2017 and 2018 is summarized below:

Foreign exchange forward	Comprehensive	Year Ended December 31,
and options contracts	Income (loss)	2017	2018

Comprehensive income (loss) from derivatives before reclassifications	"Other comprehensive income (loss)"	$1,739	$(489)

Income (loss) reclassified from accumulated other comprehensive income (loss) (effective portion)	"Operating expenses (income)"	$1,597	$(245)

NOTE 18:-	SUBSEQUENT EVENT

On January 28, 2019, the Company declared a cash dividend of $0.11 per share. The dividend, in the aggregate amount of $3,218, was paid on February 19, 2019 to all of the Company’s shareholders of record on February 7, 2019.

- - - - - - - - - - -

-49-