Form 20-F
period 2019-12-31
AUDIOCODES LTD
filed 2020-02-25
CIK 1086434

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Shabtai Adlersberg, CEO and President, Tel: 972-3-976-4105, Fax: 972-3-9764040, 1 Hayarden Street, Airport City, Lod 7019900 Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, nominal value NIS 0.01 per share	AUDC	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2019, the Registrant had outstanding 29,569,083 Ordinary Shares, nominal value NIS 0.01 per share.

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

Table of Contents

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

ITEM 2.                   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                   KEY INFORMATION

A.             SELECTED FINANCIAL DATA

The selected financial data, set forth in the table below, have been derived from our audited historical financial statements for each of the years from 2015 through 2019. The selected consolidated statement of operations data for the years ended December 31, 2017, 2018 and 2019, and the selected consolidated balance sheet data as of December 31, 2018 and 2019, have been derived from our audited consolidated financial statements set forth elsewhere in this Annual Report. The selected consolidated statement of operations data for the years ended December 31, 2015 and 2016, and the selected consolidated balance sheet data as of December 31, 2015, 2016 and 2017 have been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report. The selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to these consolidated financial statements. Unless otherwise indicated, in this Annual Report all currency references are to U.S. dollar (“dollar”).

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(In thousands, except per share data)
Statement of Operations Data:
Revenues:
Products	$101,990	$102,279	$107,482	$119,887	$135,646
Services	37,769	43,292	49,257	56,336	64,641
Total revenues	139,759	145,571	156,739	176,223	200,287

Cost of revenues:
Products	47,227	46,935	47,445	51,878	59,022
Services	9,744	10,295	11,449	13,739	14,129
Expense related to royalty buyout agreement with the IIA	-	-	-	-	32,178
Total cost of revenues	56,971	57,230	58,894	65,617	105,329

Gross profit	82,788	88,341	97,845	110,606	94,958
Operating expenses:
Research and development, net	27,996	29,139	30,348	34,661	41,199
Selling and marketing	43,360	45,084	48,954	49,335	51,535
General and administrative	8,726	6,364	8,893	10,251	11,778
Total operating expenses	80,082	80,587	88,195	94,247	104,512
Operating income (loss)	2,706	7,754	9,650	16,359	(9,554)

Financial income (expenses), net	(442)	160	(10)	228	(1,761)
Income before taxes on income	3,148	7,594	9,640	16,587	(11,315)

Tax benefit (taxes on income)	2,782	(8,644)	(5,610)	(3,094)	15,292
Net income	$366	$16,238	$4,030	$13,493	$3,977

Earnings per share:
Basic	$0.01	$0.46	$0.13	$0.47	$0.14
Diluted	$0.01	$0.45	$0.13	$0.45	$0.13

Weighted average number of shares used in computations of earnings per share (in thousand):
Basic	40,178	35,174	31,104	28,928	29,252
Diluted	40,565	35,779	32,168	30,220	30,800

	December 31,
	2015	2016	2017	2018	2019
Balance Sheet Data:
Cash and cash equivalents	$18,908	$24,344	$24,235	$31,503	$64,773
Short-term and restricted bank deposits, marketable securities and accrued interest	8,141	10,179	9,826	31,983	6,416
Working capital	30,376	34,951	32,015	59,327	45,931
Long-term and restricted bank deposits and long-term marketable securities	53,328	34,947	24,682	1,894	694
Total assets	189,820	186,976	170,938	179,372	243,886
Bank loans	11,370	11,944	8,756	6,174	3,673
Total equity	117,453	108,659	92,381	94,548	92,474
Capital stock (*)	238,638	243,183	248,269	257,072	265,466
Dividends	-	-	-	5,761	6,720

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

Risks Related to Our Business and Industry

We have invested significant resources in developing products compatible with Microsoft Skype for Business, Microsoft Teams and related solutions of other partners of ours. If Microsoft or our other contact center, unified communications and ALL-IP project partners, such as Genesys, Avaya or the BroadSoft division of Cisco, abandon their solutions compatible with our products, decide to promote products of our competitors instead of our products (including as a result of acquiring one of our competitors), become unwilling to continue to recognize AudioCodes as a partner or fail to achieve the expected growth of solutions compatible with our products, our results of operations will be adversely affected.

We have invested significant resources in complying with Microsoft’s requirements for the purpose of becoming a Microsoft recognized partner for their unified communication solutions for the enterprise market, which are known as Microsoft Skype for Business (formerly known as Microsoft Lync) and Microsoft Teams. We have adapted some of our gateway products, IP phones, session border controllers, survivable branch applications, value added applications and professional services to operate in the Skype for Business and Teams environments. We believe that recognition as a Microsoft partner and having our products certified by Microsoft, when such a certification program exists, enhances our access to and visibility in markets relevant to our products. We depend on users of Skype for Business and Teams selecting our compatible products and purchasing them. If Microsoft abandons (or significantly changes) Skype for Business and Teams, decides to promote our competitors’ products instead of ours (including as a result of an acquisition of one of our competitors such as Ribbon Communications (formerly Sonus Networks), Poly or Yealink), becomes unwilling to continue to recognize AudioCodes as a Skype for Business and Teams partner or fails to achieve the expected growth of Skype for Business or Teams, our results of operations will be adversely affected.

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

Our gross margin has fluctuated and been negatively affected in the past, and could continue to be negatively affected, by amortization expenses in connection with acquisitions, expenses related to share-based compensation, increases in manufacturing costs, a shift in our sales mix towards our less profitable products and services, increased customer demand for longer product warranties, fixed expenses that are applied to a lower revenue base and increased cost pressures as a result of increased competition. Acquisitions of new businesses could also negatively affect our gross margin. A decrease in our gross margin could cause an adverse effect on our results of operations.

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

Because of the rapid technological development in the communications equipment market and the intense competition we face, our products can become outmoded or obsolete in a relatively short period of time, which requires us to provide frequent updates and/or replacements to existing products. If we do not successfully manage the transition process to the next generation of our products, our operating results may be harmed. Furthermore, the Communication Platform as a Service (CPaaS) market is developing fast and it may negatively affect our Unified Communications as a Service (UCaaS) market which is one of our main sources of revenue.

The communications equipment market is characterized by rapid technological innovation and intense competition. Accordingly, our success depends in part on our ability to enhance our existing products and develop next generation products and product features in a timely and cost-effective manner. The development of new products is expensive, complex and time consuming. If we do not rapidly develop our next generation products ahead of our competitors and address the increasingly sophisticated needs of our customers, we may lose both existing and potential customers to our competitors. Further, if a competitor develops a new, less expensive product using a different technological approach to delivering informational services over existing networks, our products would no longer be competitive. Conversely, even if we are successful in rapidly developing new products ahead of our competitors, if we do not cost-effectively manage our inventory levels of existing products when making the transition to new products, our financial results could be negatively affected by write-offs as a result of high levels of obsolete inventory. If any of the foregoing were to occur, then our operating results would be harmed.

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

Recently, our partners have started adopting cloud-based architecture or cloud-based software as a service (SaaS) models. For example, Microsoft offers a cloud-based alternative to Skype for Business and Teams and has encouraged business customers to use that model instead of an on-premises alternative. Moreover, the successor for Skype for Business is Teams, which by definition is cloud-based only. Many of our products are intended for on premises use with cloud architecture, but in some scenarios, cloud architecture introduces an alternative to on premises use. Currently, our revenue is generated primarily from on premises deployments. The transition to cloud-based delivery impacts the architecture and role of our products in the overall solution. We may not succeed in transitioning in time or at all to the new cloud-based technologies, products, solutions and services adopted by our partners and their customers. We may not succeed in aligning our solutions with our partners’ solutions and be unable to bring sufficient value to them or their end customers. Our inability to adapt to the ongoing transition to the use of cloud-based software could have an adverse effect on us. Furthermore, SaaS pay-per-use licensing models may have an adverse effect on our short-term revenue recognition.

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

Our original equipment manufacturer (OEM) customers, potential customers or partners may develop or prefer to develop their own technical solutions, use their own internal resources as an alternative to our technical services, or purchase third party technology or services as an alternative to our technical services, and as a result, may not buy our products.

We sell our products as components or building blocks to some potential customers, such as large OEMs, network equipment providers (NEPs), enterprises and carriers. These customers incorporate our products into their product offerings, usually in conjunction with value-added services of their own or of third parties. These potential customers may prefer to develop their own technology or purchase third party technology. They could also manufacture their own components or building blocks that are similar to the ones we offer. Large customers have already committed significant resources in developing integrated product offerings. Customers may decide that this gives them better profitability and/or greater control over supplies, specifications and performance. Customers may therefore not buy components or products from an external manufacturer such as us. This could have an adverse impact on our ability to sell our products and, as a result, may reduce our revenues.

We have a limited order backlog. If revenue levels for any quarter fall below our expectations, our results of operations will be adversely affected.

We have a limited order backlog, which makes revenues in any quarter substantially dependent on orders received and delivered in that quarter. A delay in the recognition of revenue, even from one customer, may have a significant negative impact on our results of operations for a given period. We base our decisions regarding our operating expenses on anticipated revenue trends. Our expense levels are relatively fixed and require some time for adjustment. Because only a small portion of our expenses varies with our revenues, if revenue levels fall below our expectations, our results of operations will be adversely affected.

We generally sell to OEMs, NEPs, system integrators, carriers/service providers and distributors who function as intermediaries between us as an equipment supplier and the ultimate end-users of our products. As a result, we have less information with respect to the actual requirements of end-users and their utilization of equipment. We also have less influence over the choice of equipment by these end-users.

Generally our customers are OEMs, NEPs, system integrators, carriers/service providers and distributors, rather than the end-users of equipment that we supply. These customers usually purchase equipment from several suppliers and may be trying to fulfill their end-user customers’ specific technical specifications. We rely heavily on these customers for sales of our products and to inform us about market trends and the needs of their end-user customers. We cannot be certain that this information is accurate. If the information we receive is not accurate, we may be manufacturing products for which no customer demand exists or fail to manufacture products that end-users want. Because we sell our products to customers who function as intermediaries rather than directly to end-users, we have less control over the ultimate selection of products by end-users.

The markets we serve are highly competitive and several of our competitors have competitive advantages over us, which may make it difficult for us to maintain profitability.

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

Our principal competitors in the area of analog media gateways (2 to 24 ports) for access and enterprise are Grandstream, Natex, Iskratel, Zyxel, Adtran, Media5, Cisco, Sangoma, Innovaphone AG, Patton, Dialogic and Ribbon Communications.

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

Our competitors in the Microsoft Skype for Business and TEAMS certified gateways, session border controller, survivable branch appliance, meeting room devices and the market for IP phones include Ribbon Communications (formerly Sonus Networks), Oracle, Poly, Yealink, Logitech and Crestron.

Our competitors in the area of contact center vendors are Ribbon Communications (formerly Sonus Networks), Oracle, Poly and Yealink.

Our competitors in the area of call recording are companies such as Verint, NICE, ACS, Red Box, Teleware and Dubber.

Our competitors in the area of voice recognition are companies such as Microsoft, Google, Amazon and Nuance, and a group of startup companies.

Our principal competitors in the sale of signal processing chips are DSP Group, Broadcom, Octasic and Mindspeed.

Our principal competitors in the area of IP phones are comprised of “best-of-breed” IP phone vendors and end-to-end IP telephony vendors. “Best of breed” IP phone vendors sell standards-based SIP phones that can be integrated into any standards-based IP-PBX or hosted IP telephony system. These competitors include Poly, Grandstream, Yealink, VTEC (acquired SNOM) and many others. End-to-end IP telephony vendors sell IP phones that only work in their proprietary systems. These competitors include Cisco, Avaya, Alcatel-Lucent, Siemens, Mitel and NEC. In the areas of Skype for Business/Microsoft Teams, our competitors are certified vendors – Yealink and Poly.

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

In the future, we may also develop and introduce other products with new or additional telecommunications capabilities or services. As a result, we may compete directly with voice over-IP (VoIP) companies, other telecommunications infrastructure and solution providers, system integrators and value added resellers, some of which may be our current customers. Additional competitors may include companies that currently provide communication software products and services. The ability of some of our competitors to bundle other enhanced services or complete solutions with VoIP products could give these competitors an advantage over us.

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

Selling directly to end-users and Value Added Resellers (VARs) may adversely affect our relationship with our current third party distributors upon whom we expect to continue to rely for a significant portion of our sales. Loss of third party distributors and OEMs, or a decreased commitment by them to sell our products as a result of direct sales by us, could adversely affect our sales and results of operations.

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

Our customers expect us to maintain an inventory of products available for purchase off the shelf subsequent to the initial sales cycle for these products. This may require us to incur the costs of manufacturing inventory without having a purchase order for the products. The VoIP industry is subject to rapid technological change and volatile customer demands, which result in a short product commercial life before a product becomes obsolete. If we are unable to sell products that are produced to hold in inventory, we will need to write-off all or a part of the inventory value of these products. Write-offs could adversely affect our operating results and financial condition. We wrote off inventory in an aggregate amount of $1.9 million in both 2017 and 2018 and $4.5 million in 2019. We have incurred write-offs as a result of slow moving items, excess inventories, discontinued products and products with net realizable value lower than cost.

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

In 2017, 2018 and 2019, sales to ScanSource Communications Group, our largest customer, accounted for 17.5%, 17.8%% and 16.0%, respectively, of our total revenues, and sales to Westcon Group accounted for 12.7%, 11.1% and 13.5%, respectively, of our total revenues. Both ScanSource and Westcon act as distributors or perform order fulfillment for smaller orders from other customers and do not purchase products for internal use. If we lose a large customer, or if purchases made by such customers are significantly reduced, or if a large customer fails to pay for the products it purchases from us, our revenues and results of operations could be adversely affected.

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

VoIP and other services are not currently subject to all of the same regulations that apply to traditional telephony. Nevertheless, it is possible that foreign or U.S. federal or state legislatures may seek to impose increased fees and administrative burdens on VoIP, data, and video providers. The FCC requires VoIP service providers to meet various emergency service requirements relating to delivery of 911 calls, known as E911, and to accommodate law enforcement interception or wiretapping requirements, such as the Communications Assistance for Law Enforcement Act, or CALEA. In addition, the FCC may seek to impose other traditional telephony requirements such as disability access requirements, consumer protection requirements, number assignment and portability requirements, and other obligations, including additional obligations regarding E911 and CALEA. The cost of complying with FCC regulations or similar regulations in other countries could increase the cost of providing Internet phone service which could result in slower growth and decreased profitability for this industry, which would adversely affect our business.

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

We are subject to an increasing number of directives and regulations requiring the use of environmentally-friendly materials. For example, pursuant to a European Community directive, equipment suppliers are required to stop using specified materials that are not environmentally friendly. Some of our customers may also require products that meet higher standards than those required by the directive, such as complete removal of additional harmful substances from our products. We are dependent on our suppliers for components and sub-system modules, such as semiconductors and purchased assemblies and goods, to comply with these requirements. This may harm our ability to sell our products in regions or to customers that may adopt such directives. Compliance with these directives has required us to incur significant expenses with respect to meeting the basic requirements and the updates of those regulations and of implementing new similar regulations and directives. In addition, we may be required to pay higher prices for components that comply with those directives. We may not be able to pass these higher component costs on to our customers. Compliance with these directives has increased and could continue to increase our product design and manufacturing costs. New designs may also require qualification testing with both customers and government certification boards.

Some of our operations use substances regulated under various federal, state, local and international laws governing the environment, including laws governing the management and disposal of waste with respect to electronic equipment. We could incur substantial costs, including fines and civil or criminal sanctions, if we were to violate or become liable under environmental laws or if our products become non-compliant with environmental laws. We also face increasing complexity in our product design and procurement operations as we adjust to new and future requirements relating to the materials that compose our products. The European Union (EU) has enacted the Waste Electrical and Electronic Equipment Directive which makes producers of electrical goods financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. Similar legislation has been or may be enacted in other jurisdictions, including the United States, Canada, Mexico, China and Japan.

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

Any of these risks could adversely affect our international operations, reduce our revenues from outside of the United States or increase our operating costs, adversely affecting our business, results of operations and financial condition and growth prospects. There can be no assurance that all of our employees and channel partners will comply with the formal policies we have and will implement, or applicable laws and regulations. Violations of laws or key control policies by our employees and channel partners could result in delays in revenue recognition, financial reporting misstatements, fines, penalties or the prohibition of the importation or exportation of our software and services and could have a material adverse effect on our business and results of operations.

We face risks related to health epidemics and other widespread outbreaks of contagious disease, which could significantly disrupt our supply chain and impact our operating results.

Significant outbreaks of contagious diseases, and other adverse public health developments, could have a material impact on our business operations and operating results. In December 2019, a strain of novel coronavirus causing respiratory illness emerged in the city of Wuhan in the Hubei province of China. The Chinese government has taken certain emergency measures to combat the spread of the virus, including extension of the Lunar New Year holidays, implementation of travel bans and closure of factories and businesses. In addition, a substantial amount of business travel to China has been postponed or canceled, including as a result of the cancellation of flights to China by major airlines. Some of our materials and products are sourced from suppliers located in China and we manufacture most our products in China. We also sell some of our products in China and we have 53 employees in China. We expect the business disruptions caused by measures taken to contain the spread of the coronavirus to result in supply shortages, including shortages of components for our products, international transit of our products to and from China to be delayed, and economic uncertainty resulting from these challenges in doing business in China to affect customer purchasing decisions. While the full impact of the coronavirus outbreak is unknown at this time, we are closely monitoring the developments in China and continually assessing the potential impact on our business. Any prolonged disruption to our supply chain and our ability to conduct our business in China could negatively impact our sales and operating results and some research and development.

A data security or privacy breach could adversely affect our business and services.

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

Starting in April 2018, the United States imposed a 25% tariff on steel and a 10% tariff on aluminum imports from other countries. On July 6, 2018, the United States imposed 25% tariffs on $34 billion worth of Chinese goods. China instituted retaliatory tariffs on certain U.S. goods. In 2019, the United States and China implemented several rounds of tariff increases and retaliations. On January 15, 2020, the United States and China signed a Phase One trade deal pursuant to which, among other things, the U.S. will modify existing tariffs. Due to the dynamic nature of governmental actions and responses, we are subject to uncertainty as to whether and when proposed tariffs will come into effect. Since we operate in the U.S. and deliver products and services to customers in the U.S., the trade war has adversely affected us, and especially if and when it is escalated, may cause global economic turmoil and adversely impact the supply chain for our products, the cost of our products and the demand for our products and, thus, may have a material adverse effect on our business and results of operations.

The prices of our products may become less competitive due to foreign exchange fluctuations.

Although we have operations throughout the world, the majority of our revenues and our operating costs in 2019 were denominated in, or linked to, the dollar. Accordingly, we consider the dollar to be our functional currency. However, a significant portion of our operating costs in 2019 were incurred in New Israeli Shekel (NIS). During 2019, the NIS appreciated against the dollar, which resulted in an increase in the dollar cost of our operations in Israel. As a result of this differential, from time to time we may experience increases in the costs of our operations outside the United States, as expressed in dollars. If there is a significant increase in our expenses, we may be required to increase the prices of our products and may be less competitive. Currently, our international sales are denominated primarily in dollars. Therefore, any devaluation in the local currencies of our customers relative to the dollar could cause customers to decrease or cancel orders or default on payment.

Our sales to European customers denominated in Euros are increasing. Sales denominated in Euros could make our revenues subject to fluctuation in the Euro/ dollar exchange rate. If the dollar appreciates against the Euro, we may be required to increase the prices of our products that are denominated in Euros. In 2019, the Euro depreciated against the dollar, which resulted in an increase in the prices of our products that are denominated in Euros.

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

The success of our business depends in large part upon the continuing contributions of our management and key personnel. Specifically, we rely heavily on the services of Shabtai Adlersberg, our President and Chief Executive Officer, and Lior Aldema, our Chief Business Officer. Both are also directors. If our President and Chief Executive Officer or our Chief Business Officer is unable or unwilling to continue with us, our results of operations could be materially and adversely affected. We do not carry key person insurance for our key personnel.

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

In recent years we have invested heavily in our product offerings that meet the requirements of the Microsoft Skype for Business and Microsoft Teams ecosystems. The nature of this Microsoft solution is undergoing major change and, as part of this change, we are witnessing a shift from on-premises solutions to cloud-based or hybrid on-premises and cloud-based solutions. This directly impacts the suitability of our products to end-users and impacts end-user demand for products in a changing technical environment. In 2018, Cisco completed the acquisition of BroadSoft. This acquisition is likely to impact BroadSoft’s future directions and, as a result, our investment in compatibility with the BroadSoft BroadWorks and BroadCloud solutions. These changes may affect the revenues we derive from selling into BroadSoft/Cisco solutions. Genesys, a long-term partner of ours, is also shifting from on-premises solutions to cloud-based or hybrid on-premises and cloud-based solutions with potential impact on the suitability and demand of our products in Genesys contact center deployments. Changes by our third party partners, over which we have little control and influence, can negatively impact the results of our operations on reasonably short notice. We may be unable to recover or adapt to such changes.

We are subject to taxation in several countries. Tax matters, including changes in tax laws or rates, adverse determinations by taxing authorities and imposition of new taxes could adversely affect our results of operations and financial condition.

Because we operate in several countries, we are subject to taxation in multiple jurisdictions, including Israel, the United States and certain other countries where we have operations. We are required to report to and are subject to local tax authorities in the countries in which we operate. In addition, our income that is derived from sales to customers in one country might also be subject to taxation in other countries. We cannot be sure of the amount of tax we may become obligated to pay in the countries in which we operate. The tax authorities in the countries in which we operate may not agree with our tax position. Our tax benefits from carryforward tax losses and other tax planning benefits such as Israeli Technological Preferred Enterprise and Approved Enterprise programs, may prove to be insufficient due to Israeli tax limitations, or may prove to be insufficient to offset tax liabilities from foreign tax authorities. Foreign tax authorities may also use our gross profit or our revenues in each territory as the basis for determining our income tax, and our operating expenses might not be considered for related tax calculations, which could adversely affect our results of operations.

Risks Related to Operations in Israel

Conditions in Israel affect our operations and may limit our ability to produce and sell our products and instability in the Middle East may adversely affect us.

We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. There has been an increase in unrest and terrorist activity in Israel, which has continued with varying levels of severity for many years through the current period of time. This has led to ongoing hostilities between Israel, the Palestinian Authority, other groups in the West Bank and the Gaza Strip, and the northern border of Lebanon, as well as in the Golan Heights. The future effect of these conflicts on the Israeli economy and our operations is unclear. The Israeli-Palestinian conflict may also lead to political instability between Israel and its neighboring countries. Ongoing violence between Israel and the Palestinians, as well as tension between Israel and its neighboring countries, may have a material adverse effect on our business, financial conditions and results of operations.

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

We generate most of our revenues in dollars and, in 2019, a significant portion of our expenses, primarily salaries, related personnel expenses and the leases of our buildings in Israel, were incurred in NIS. We anticipate that a significant portion of our expenses will continue to be denominated in NIS.

Our NIS related costs, as expressed in dollars, are influenced by the exchange rate between the dollar and the NIS. During 2017 and 2019, the NIS appreciated against the dollar, which resulted in an increase in the dollar cost of our operations in Israel, and during 2018, the NIS depreciated against the dollar, which resulted a decrease in the dollars cost of our operations in Israel. To the extent the dollar weakens against the NIS, we could experience an increase in the cost of our operations, which are measured in dollars in our financial statements, which could adversely affect our results of operations. In addition, in periods in which the dollar appreciates against the NIS, we bear the risk that the rate of inflation in Israel will exceed the rate of such devaluation of the NIS in relation to the dollar or that the timing of such devaluations were to lag considerably behind inflation, which will increase our costs as expressed in dollars.

A decrease in value of the dollar in relation to the NIS could have the effect of increasing the cost in dollars of these expenses. Our dollar-measured results of operations were adversely affected in 2017 and 2019 when the NIS appreciated substantially against the dollar. This could happen again if the dollar were to decrease in value against the NIS.

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

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations have an impact on our profitability and period-to-period comparisons of our results of operations. In 2019, the value of the dollar decreased in relation to the NIS by 7.8% and the deflation rate in Israel was 0.6%. In 2018, the value of the dollar increased in relation to the NIS by 8.1% and the inflation rate in Israel was 0.8%. In 2017, the value of the dollar decreased in relation to the NIS by 9.8% and the deflation rate in Israel was 0.4%. Our results of operations may be adversely affected in case of a decrease in the value of the dollar to the NIS.

The government grants we have received for research and development expenditures limit our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties.

In connection with research and development grants we received from the Israel National Authority for Technology and Innovation (“IIA”), we must pay royalties to IIA on the revenue derived from the sale of products, technologies and services developed with the grants from IIA. The terms of IIA grants and the law pursuant to which grants are made restrict our ability to manufacture products or transfer technologies outside of Israel if IIA grants funded the development of the products or technology, without special approvals from IIA. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay IIA. These restrictions may limit our ability to enter into agreements for such transactions without IIA approval. We cannot be certain that any approval of IIA will be obtained on terms that are acceptable to us, or at all.

As of December 31, 2019, we have a contingent obligation to pay royalties in the amount of approximately $16.5 million, related to historical grants received by two of our subsidiaries.

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

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Between January 1, 2015 and February 18, 2020, the trading price of our shares on Nasdaq has fluctuated from a low of $2.69 to a high of $28.73. The following factors may cause significant fluctuations in the market price of our ordinary shares:

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

There can be no assurance that we will continue to declare cash dividends or continue repurchases of our ordinary shares.

In July 2018, January 2019, August 2019 and February 2020, our Board of Directors declared cash dividends on our ordinary shares. Prior to the declaration of these dividends, we had never declared a cash dividend. Under the Israeli Companies Law, 1999, or the Companies Law, we may pay dividends only out of our profits as determined for statutory purposes, unless court approval is granted for the payment of dividends despite the lack of statutory profits. Accordingly, the declaration and payment of future dividends is subject to the Board’s discretion and will be dependent upon future earnings, cash flows, the requirements of the Companies Law, the receipt of court approval, if required, and other factors. There can be no assurance that we will continue to declare cash dividends on our ordinary shares.

In addition, since 2014, we have received court approvals each year for share repurchases up to specified amounts. Our share repurchases have and will take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume or other factors. The repurchase program does not require us to purchase a specific number of shares and may be suspended from time to time or discontinued. There can be no assurance that we will continue to seek court approval of or that we will complete additional share repurchases.

U.S. shareholders face certain income tax risks in connection with their acquisition, ownership and disposition of our ordinary shares. In any tax year, we could be deemed a passive foreign investment company, which could result in adverse U.S. federal income tax consequences for U.S. shareholders.

Based on the composition of our gross income, the composition and value of our gross assets and the amounts of our liabilities for each taxable year from 2004 through 2019, we do not believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes during any of such tax years. There can be no assurance that we will not become a PFIC in the current tax year or any future tax year in which, for example, the value of our assets, as measured by the public market valuation of our ordinary shares, declines in relation to the value of our passive assets (generally, cash, cash equivalents and marketable securities). If we are a PFIC for any tax year, U.S. shareholders who own our ordinary shares during such year may be subject to increased U.S. federal income tax liabilities and reporting requirements for such year and succeeding years, even if we cease to be a PFIC in such succeeding years. A U.S. holder of our ordinary shares will be required to file an information return containing certain information required by the U.S. Internal Revenue Service for each year in which we are treated as a PFIC with respect to such holder.

We urge U.S. holders of our ordinary shares to carefully review Item 10.E. – “Taxation – U.S. Federal Income Tax Considerations” in this Annual Report and to consult their own tax advisors with respect to the U.S. federal income tax risks related to owning and disposing of our ordinary shares and the consequences of PFIC status.

If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to us and each “controlled foreign corporation” in our group (if any). Because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations (regardless of whether or not we are treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether we or any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to us or any such controlled foreign corporation or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.

We are subject to ongoing costs and risks associated with complying with extensive corporate governance and disclosure requirements.

As a foreign private issuer subject to U.S. federal securities laws, we spend a significant amount of management time and resources to comply with laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, United States Securities and Exchange Commission (“SEC”) regulations and Nasdaq rules. While we have developed and instituted corporate compliance programs and continue to update our programs in response to newly implemented or changing regulatory requirements, we cannot provide assurance that we are or will be in compliance with all potentially applicable corporate regulations. If we fail to comply with any of these regulations, we could be subject to a range of regulatory actions, fines or other sanctions or litigation. In connection with our compliance with the internal control provisions of Section 404 and the other applicable provisions of the Sarbanes-Oxley Act, our management and other personnel devote a substantial amount of time, and may need to hire additional accounting and financial staff, to assure that we comply with these requirements. The additional management attention and costs relating to compliance with the Sarbanes-Oxley Act, the Dodd-Frank Act and other corporate governance requirements could materially and adversely affect our financial results.

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

We are also subject to SEC disclosure obligations relating to our use of so-called “conflict minerals” - columbite-tantalite, cassiterite (tin), wolframite (tungsten) and gold. These minerals are present in a significant number of our products; as a result, we are required to file a conflicts minerals report with the SEC on an annual basis by May of each year.

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

AudioCodes Ltd. was incorporated in 1992 under the laws of the State of Israel. Our principal executive offices are located at 1 Hayarden Street, Airport City, Lod, 7019900 Israel. Our telephone number is +972-3-976-4099. Our agent in the United States is AudioCodes Inc., 200 Cottontail Lane, Suite A101E, Somerset, New Jersey 08873.

MAJOR DEVELOPMENTS SINCE JANUARY 1, 2019

Virtualized Session Border Controller

There continues to be increased penetration of Cloud Virtualization in the service provider and enterprise markets. Service providers and enterprises seek to harmonize their infrastructure with common off the shelf servers, instead of using proprietary hardware. In 2019, AudioCodes continued to invest in cloud and virtualization technologies by adding more capabilities to its software session border controller (SBC) product line. This includes increasing scale in multiple dimensions and high availability schemes for private and public clouds, as well as integration with public cloud automation tools and listing in market places.

Meeting Insights

Meeting insights is an Enterprise software application which captures information from multiple sources spanning both in-room and remote participants connected from multiple locations. Meeting Insights seamlessly delivers multi-modal and real-time access to key meeting moments, decisions taken and resulting action items. The result is a robust solution that holds crucial company information that would otherwise be lost.

Room Experience (RX) suite

AudioCodes Room Experience suite (RX) delivers a solution for a variety of sizes of meeting rooms. RX suite is based on three pillars:  devices, meeting recording and management tools. Devices:  AudioCodes currently sells RX10, RX20 and RX50 audio conferencing devices. Major effort was given to the release of RX50 as a high-end conference phone device. In late 2019, we started to work on new device, which we plan to release during 2020, that includes video for Microsoft Teams.

Meeting recording and analytics:  AudioCodes Meeting Insights is a meeting recording and analytics solution.

Management tools:  AudioCodes device manager, as part of One Voice Operations Center, is able to monitor and control the RX devices.

Part of the Room Experience Suite is based on a technology and product partnership with Dolby and Jabra. Each of these companies manufactures devices and technology which we use as part of our RX suite. We complement their products and technology with our software and comprehensive solution suite, including third party interoperability, integration and management capabilities.

Voice.AI Gateway

Advances in artificial intelligence, machine learning and natural language processing have led to the creation of naturally conversing chatbots. Customer service chatbots help to increase customer satisfaction by eliminating waiting time. At the same time, they can save up to 30% in customer support services expenditure by automating simple and repetitive tasks.

In 2019, we announced the AudioCodes’ Voice.AI Gateway – a new solution that is built around our session border controller technology and product. The AudioCodes’ Voice.AI Gateway enables connecting telephony voice to text-based chatbots, leveraging bot frameworks and cloud speech recognition and text-to-speech services. This Gateway extends the reach of chatbot using voice calls via PSTN, enterprise unified communications or WebRTC.

IP Phones

During 2019, we continued to evolve our IP Phones offering for Microsoft Skype for Business and Teams, contacts centers and hosted business services by developing additional capabilities and offering tighter manageability and control of the phones from the One Voice Operations Center.

In 2019, we introduced a completely new model for Teams – C448, in addition to the C450 model that was added in 2018. The C448 brings a lower cost option for customers. In addition, we added many features on the C450 for Teams such as hot-desking, emergency calling, Wifi support and more.

In 2019, we also certified our complete 400HD series for the generic SIP market, which enables customers that do not use Microsoft Skype for Business or Teams to use our phones with different IP PBX options. The customers can migrate to Microsoft Teams in the future, while leveraging the same IP phones devices by changing the version to be a Microsoft certified version.

In late 2019, we started to develop two new models for Teams and the Android market, which we plan to release in summer of 2020.

The AudioCodes 400HD series of IP phones is a range of easy-to-use, feature-rich products for the service provider hosted services, enterprise unified communications and contact center markets. Based on the same advanced, field-proven underlying technology as our other VoIP products, AudioCodes high quality IP phones enable systems integrators and end-customers to build end-to-end VoIP solutions.

Multi-Service-Business-Routers

During 2019, we continued to evolve our MSBR product line with more hardware configurations as required by service provider customers and enhanced management and operation capabilities, such as WEB GUI, used to enable end user restricted configuration without involving the service provider. In addition, we developed a new advanced all-in-one business router, suitable for speeds of up to 1Gbps, and including fiber, ethernet, DSL and 4G/LTE connectivity in addition to VoIP functionality. This new router also supports super vectoring (profile 35b) VDSL connectivity, which is widely used in Europe.

We have also enhanced our uCPE product with 4G/LTE connectivity, in order to make it ready for SD-WAN application running on its internal server.

VoIP Management and Routing

Our One Voice Operations Center (OVOC) offers management applications for large-scale cloud or premise-based unified communications deployments. It monitors, manages and operates AudioCodes’ session border controllers (SBC), media gateways, Microsoft survivable branch appliances (SBA), multi-service business routers (MSBR) and IP phones.

During 2019, we invested in the following OVOC enhancements:

Enabling customers to purchase and use our OVOC platforms from cloud services, such as Azure (Microsoft) and AWS (Amazon). This will increase our product’s exposure to new small enterprises and SMBs.

Enhanced quality monitoring for remote IP Phones (IPPs) for working from home call center agents. This will allow our customers to troubleshoot quality problems remotely, reducing the costs when dealing with remote located IPPs issues.

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

In 2019, we enriched the routing capabilities of our ARM through various network conditions and user policies such as quality based routing, location based routing and call prioritization for emergency calls, time based routing and enhanced load balancing. We also added offline VoIP network planner module and simpler user operation by means of single sign on to the managed devices.

User Management Pack 365 (UMP 365)

AudioCodes User Management Pack 365 (UMP 365) is a software management application that allows IT managers and service providers to easily operate Skype for Business and Microsoft Teams deployments. UMP 365 does not require knowledge and expertise in Microsoft’s PowerShell tools, and instead, allows helpdesk level engineers to operate the daily tasks using an intuitive graphical user interface. Multi-tenant capabilities of UMP365 have been added to allow for hosters to concurrently manage multiple customers with the same application.

In view of increased deployment of Microsoft Teams, demand for CloudBond 365 and CCE appliances, which were developed in previous years, is declining and the importance of UMP 365 is growing.

Speech recognition and natural language understanding (NLU) technologies

In 2019, we continued to enrich our speech recognition platform with better support in more languages – German, English US and Spanish. Additional new feature of the platform is Advanced Call Routing and Hunting. Call Hunting is performed if the callee is not available (busy or not answering), followed by an action if the callee is not reachable (e.g., callee is not answering the call). For easier deployment and upgrades – A software installer is now available. HTTPS for On-premises Web interface is now supported. Infrastructure for quick integration with SMS gateways is now available. For On-premises deployments, we now support full high-availability capabilities based on the Active-Active approach. System alarms were added and can be sent to configurable email addresses. Providers can now limit the number of concurrent channels for a Service.

SmartTAP – Call recorder

During 2019, we added to SmartTAP the capabilities to support recording of Skype-For-Business Video and Video conference calls. We enhanced call recording filtering and allow flexible selective recording.

We integrated SmartTAP into AudioCodes’ OVOC so it can benefit OVOC features. We enhanced SmartTAP Announcement Server to allow configuration of announcement per each call type and generate “Beep Tone” during recorded calls. We added to SmartTAP the capability to record malicious calls. We enhanced SmartTAP robustness by enhanced system monitoring and generating test calls for total system coverage.

AudioCodes Live Services

During 2019, we rebranded our managed services (part of our professional services) as AudioCodes Live Services, or AudioCodes Live. AudioCodes Live offers OPEX-based and subscription-based packages of product, setup and proactive, managed services in the production environment. The AudioCodes Live portfolio offers various value propositions, on a managed services basis, including on-premises SBC or Gateway for VoIP connectivity with optional Microsoft Skype for Business or O365 (e.g., Teams) voice support and cloud-based SBC for VoIP connectivity with optional O365 voice support. AudioCodes Live offers the full spectrum of “Day 2” support, including proactive monitoring, incident triage, notification, hardware replacement, backup and restore, software upgrades, Key Performance Indicators (KPIs) and voice quality reporting, and dedicated client service management. In addition, we introduced the AudioCodes Voice.AI Gateway, which allows the integration of bots and cognitive voice services with private and public voice communication networks.

PRINCIPAL CAPITAL EXPENDITURES

We have made and expect to continue to make capital expenditures in connection with expansion of our operation and production capacity. The table below sets forth our principal capital expenditures incurred for the periods indicated (amounts in thousands):

	Year Ended December 31,
	2017	2018	2019
Computers and peripheral equipment	$1,024	$1,111	$1,064

Office furniture and equipment	392	160	687

Leasehold improvements	158	69	198

Total	$1,574	$1,340	$1,949

B.	BUSINESS OVERVIEW

Introduction

AudioCodes designs, develops and sells advanced Voice over-IP (VoIP) and converged VoIP and data networking solutions, products and applications that facilitate secured, resilient and high quality Unified Communications (UC) and Contact Center (CC) services whether deployed on-premises or delivered from the cloud. Providing IP Phones, Customer Premise Equipment (CPE), and cloud-based platforms and applications, our solutions and products are geared to meet the growing needs of enterprises and service providers realigning their operations towards the transition to All-IP networks and hosted business services. In addition, AudioCodes offers a complete suite of professional and managed services that allow our partners and customers to choose a service packages (or complement their own offering) from a modular portfolio of Professional Services. The result is a complete network lifecycle model based on the three basic phases of PLAN, IMPLEMENT and OPERATE. Our Professional Services portfolio enables seamless integration, high availability, and non-stop scalability to meet business and network demands.

AudioCodes is a VoIP technology market leader focused on converged VoIP and data communications that offer technology, products and solutions for Enterprise Unified Communications, contact centers, service provider business services, mobile VoIP and Cloud virtualized Data Centers. Our products are deployed globally in enterprise, service provider cloud networks. AudioCodes’ products include IP phones, session border controllers (SBC), media gateways, Multi-Service Business Routers (MSBRs), residential gateways, media servers, mobile communications solutions, value added applications, life cycle management solutions and professional services. AudioCodes high definition (HD) VoIP technologies and products provide enhanced intelligibility and a better end user experience in emerging voice communications services.

AudioCodes’ vision is to be the innovative leading supplier of converged VoIP and data solutions and services for enterprises, Value Added Resellers (VAR), System Integrators (SI), service providers and Cloud communication providers worldwide. AudioCodes VoIP technology contains voice quality enhancements and best-of-breed VoIP network elements and applications, and has a proven track record in product and network interoperability with the industry’s leading companies.

With 25 years in the telecommunications market, AudioCodes’ offers a broad range of solutions and services for both enterprise and service provider deployments. These solutions are built around our field-proven VoIP product range. With full support for industry standard protocols such as SIP, and proven interoperability with all industry leading soft switches, PBXs, IP-PBXs, unified communications and contact center platforms, AudioCodes delivers innovative solutions for virtually any voice communications environment, offering reduced Total Cost of Ownership (TCO), enhanced features, and superior voice quality.

Historical Overview

AudioCodes was established in 1993 to develop its low-bit-rate speech compression technology. Our first achievement was developing the speech compression algorithm that was selected by the International Telecommunication Union (ITU) as a basis for the ITU-T G.723.1 standard.

Over the years, we continued to expand our focus. Our development and expansion focused on different technologies and solutions as VoIP progressed:

•	1993-1997 – Algorithm Development

•	1995-2007 – Chips, Blades

•	2002-2016 – Networking Products

•	2011-2017 – Solutions and Services

•	2017-2018 – Virtualized products and cloud based products and services

•	2019 – Product and solutions for business meetings

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

We entered the field of call recording in 2004 when we acquired Ai-Logix. Ai-Logix was a leading provider of advanced voice recording technology and integration cards for the call recording and voice/data logging industries. AudioCodes used VoIP communications boards as we leveraged Ai-Logix’s technology, strategic partnerships and customer base. We currently sell our call recording solutions mainly in connection with Microsoft solutions.

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

In 2019, AudioCodes introduced two new solutions as part of the Voice.AI portfolio. AudioCodes Meeting Insights was introduced in September 2019 and is an enterprise solution designed specifically for the meeting-technology world. Meeting Insights captures information from multiple sources, both in-room and remote participants, as well as visual content presented. With next-generation Voice.AI features such as Speech-to-Text (STT) and Keyword Spotting (KWS) Meeting Insights is an intelligent, centralized company meeting platform. The Voice.AI Gateway, introduced earlier in 2019, is a flexible and scalable solution for integrating text-based chatbots with private and public voice communications networks and solutions, utilizing advanced cognitive voice services such as STT and Text to Speech (TTS). The Voice.AI Gateway expounds the reach of chatbots to cases where voice is the preferred or mandatory user interface.

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

AudioCodes now has tens of millions of SBC, media gateway and media server sessions deployed in over 100 countries across the globe. Our high availability platforms (Mediant media gateways, Mediant session border controllers and IPmedia media servers) cover the spectrum of low, mid and high-density applications for service providers and large enterprises.

INDUSTRY BACKGROUND AND MARKET TRENDS

The networking and telecommunications industries continue to experience rapid change. Below are some of the major market trends affecting the industry, as well as the evolving focus of the AudioCodes solutions and products.

Unified Communications

With the move to VoIP and the network integration between voice and data based on Ethernet and IP, enterprises can adopt a unified communications and collaboration solution. Unified communications solutions integrate all means of communications into a single platform, providing on line (e.g., voice, data presence, instant messaging, white boarding and desktop sharing) and off line (voice mail, email and fax) integration into a single communication system shared across a variety of end user devices. Unified communications can be accessed through devices such as PCs, tablets, desktop and meeting room phones or mobile smartphones. Unified communications can be either on-premises or cloud based. Alternatively, enterprises can adopt a hybrid approach where they keep the real time media path portion of their unified communications on-premises and the applications hosted in the cloud.

Unified Communications as a Service (UCaaS)

Unified communications as a service (UCaaS) is a delivery model in which a variety of communication and collaboration applications and services are hosted by a third-party provider in public or private cloud data center and delivered over the wide area network (WAN). In this category, the growth of hosted business services is widely affecting the communications world. Enterprises are adopting hosted and cloud services. Hosted unified communications and contact centers that are driven by Microsoft, BroadSoft (acquired by Cisco), Genesys, Five Nines, Zoom, Ring Central, 8x8 and others are gaining traction within the enterprise community and are growing fast as an alternative to on-premises solutions. Microsoft’s Skype for Business and Teams unified communications offering is a market leader in this area.

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

VoiceAI

The momentum of the market around cognitive services, and speech applications in particular, is increasing. About 60 of our employees are working in this area. The technology giants are offering an array of technologies as a service, and service providers and Enterprise customers keep looking for innovative technologies, products and solutions, cloud-based and on premises, in order to automate customer care services, to shorten the call handling time and to make their customer care processes more efficient.

BUSINESS STRATEGY

AudioCodes’ business strategy is focused on increasing its position as a leading vendor of advanced UC-SIP enterprise voice, voice networking, all-IP voice network migration and media processing solutions for the digital workplace. The following are key elements of our strategy:

Maintain and extend technological leadership. We intend to continue to capitalize on our expertise in voice compression technology and voice signaling protocols and proficiency in designing voice communications systems. We continually upgrade our product lines with additional functionalities, interfaces, densities and compatibility with the leading UC, CC and SIP solutions in the market. We are also migrating our product functionality to be software-based and run natively in cloud environments, to comply with the industry trend of migrating to private and public clouds. We have invested heavily and are committed to continued investment in developing technologies that are key to providing high performance voice, data and fax transmission over packet networks and to be at the forefront of technological evolution in our industry.

Strengthen and expand strategic relationships with key partners and customers. We sell our products and solutions to service providers and enterprises worldwide, leading enterprise channels, regional and global system integrators, global equipment manufacturers and value-added resellers (VAR), in the telecommunications and networking industries and establish and maintain long-term working relationships with them. We work closely with our customers to engineer products, solutions and services that meet their particular needs. The ongoing development and integration cycles frequently result in close working relationships with our customers and partners. By focusing on leading solution vendors, system integrators and channels with large volume potential, we believe that we reach a substantial segment of our potential customer base while controlling the cost and complexity of our marketing efforts.

Expand and enhance the development of highly-integrated products. We plan to continue designing, developing and introducing new product lines, product features and services that address the increasingly sophisticated needs of our customers. We believe that our knowledge of core technologies and system design expertise enable us to offer better solutions that are more complete and contain more features than those available in competitive alternatives. We believe that the best opportunities for our growth and profitability will come from offering a broad range of highly-integrated network product lines, product features, professional services, integration of data routing and switching services into our VoIP products, and the expansion into the service providers and carriers IP networks, unified communications and contact center markets.

Expand and enhance our solution offering. While the market is constantly looking for advanced, open communications and collaboration solutions, integration of multi-vendor products into a working solution is a complex task that enterprises, system integrators, service and cloud providers are challenged with. Throughout the years, we developed a broad portfolio of products and invested in lifecycle management platform (day 1 and day 2 operations) for our products that form a comprehensive solution, considerably simplifying the integration efforts required for setting up a working Unified Communications, Contact Center or hosted business solutions. Customers and partners realize and appreciate the advantage in our solutions and we plan to keep expanding them with more products, management applications and enterprise productivity solutions.

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

Develop and expand professional services offering. AudioCodes has a rich portfolio of product-led services. We offer to our customers expert professional services to assist them with design, implementation, support and management of our products. We are planning to expand our services offering in line with the new products and solutions. Systems Integrators, Value- Add Resellers (VAR) and Service Providers (SP) are able to leverage AudioCodes professional and managed services to complement their own, and are able to offer them under their own brand to the end customers.

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

Our products and services revenues are derived from networking and technology products. Networking products consist of connectivity platforms (Gateways, SBC and MSBR), IP Phones, meeting room phones and management server suite. We further split the networking products to Gateways, UC-SIP and Applications. The Gateways are comprised of the TDM Voice over IP Media Gateways (analog and digital). UC-SIP consists of SBC, MSBR, IP Phones, Microsoft specific appliances (CloudBond 365 and Mediant CCE appliance) as well as call routing, element and voice quality management suite, all together management server suite. Applications include mobile VoIP solutions and other value added application products. Sales of networking products accounted for approximately 60% of our revenues in 2017, 61% of our revenues in 2018 and 64% of our revenues in 2019. Network services accounted for approximately 31% of our revenues in 2017 and 32% of our revenues in each of 2018 and 2019.

Technology products are enabling in nature and consist of our chips and boards business products. These are sold primarily to original equipment manufacturers, or OEMs, through distribution channels. Our chips and boards serve as building blocks that our customers incorporate in their products. In contrast, our networking products are used by our customers as part of a broader technological solution and are a box level product that interacts directly with other third party products. Sales of technology products accounted for approximately 8% of our revenues in 2017, 7% of our revenues in 2018 and 4% of our revenues in 2019. Technology services accounted for less than 1% of our revenues in each of 2017, 2018 and 2019.

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

Devices and productivity improves employee efficiency while integrating UC into the work environment. AudioCodes delivers desk phones and meeting room devices products that are intuitive to work with and deliver excellent quality.

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

Skype for Business and Teams Management Solutions deliver operational excellence with full life-cycle management. AudioCodes One Voice Operations Center is a management suite providing full coverage of the entire set of actions required to manage a voice network in a Skype for Business and Teams unified communications environment.

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

Device Manager

Comprehensive IP phone and meeting room phone management is the key to an excellent user experience. Voice remains the most fundamental method of employee collaboration and the ability to control the user experience is critical for improved productivity.

AudioCodes device manager defines the phone as an IT-managed entity and delivers unique and complete life-cycle management of end-user desktop devices. The solution provides administrators with powerful and easy-to-use tools to simplify tasks such as configuration, troubleshooting and monitoring to increase efficiency and ensure user satisfaction.

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

Our voice over packet products provide a cost-effective solution for these convergence needs, complying with the requirements of broadband wireline operators using xDSL technologies, cable operators, mobile operators, FTTx operators, Internet Telephony Service Providers, or ITSPs, and Virtual Network Operators, or VNOs. This includes support for relevant vocoders (wireline and wireless concurrently), interfaces and protocols.

Our products are also positioned to support the requirement of all types of enterprise customers. From SOHO, SMB all the way up to large enterprises, our products can provide integrated VoIP services and service provider access to enterprises in multiple vertical markets.

Voice.AI technology Expertise

AudioCodes Voice.AI solutions set helps businesses become more productive by capitalizing speech and text processing and analytics. We have developed artificial intelligence, deep learning and machine learning technologies for Speaker Recognition (SR), Speech to Text (STT), Speaker Verification (SV), Text to Speech (TTS), Natural Language Processing (NLP) and Natural Language Understanding (NLU) services. Additionally, we have acquired expertise in Voice User Interface (VUI) design, voice bots design and development and automatic tagging and organizing of meetings content out of recording.

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

IP Phones and Meeting Room Devices

The AudioCodes 400HD series of IP Phones includes a range of easy-to-use, feature-rich products for the service provider hosted services, enterprise unified communications and contact center markets. Based on the same advanced, field-proven underlying technology as our other VoIP products, AudioCodes high quality IP phones enable systems integrators and end-customers to build end-to-end VoIP solutions. AudioCodes Room Experience suite (RX) delivers a voice-meeting solution for a variety of sizes of meeting rooms.

Device Manager

AudioCodes IP phones and meeting room phones can be offered along with our Device Manager which defines phones as an IT-managed entity and delivers complete life-cycle management of end-user desktop devices.

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

AudioCodes User Management Pack 365 (UMP 365) is a software management application that allows IT managers and service providers to easily manage user life-cycle in Skype for Business and Teams deployments. UMP 365 does not require knowledge and expertise in Microsoft’s PowerShell tools. Instead, it allows helpdesk level engineers to operate the daily tasks using an intuitive graphical user interface.

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

The One Voice marketing message positions AudioCodes as a one-stop-vendor for various echo systems telephony solutions. The marketing campaign started with the positioning of One Voice for LYNC (now called Skype for Business/Teams), which presented the AudioCodes value proposition as a vendor of comprehensive voice networking for Microsoft unified communications with a broad set of certified IP phones and connectivity products such as SBAs, gateways and SBCs. Additionally, One Voice positions AudioCodes as a vendor that can deliver end-to-end support and offers value-added professional services including design, implementation and network readiness assessment, among others. We also introduced One Voice for Hosted Services which similarly positions AudioCodes as a one-stop vendor for operator hosted services, mainly in collaboration with BroadSoft (now part of Cisco). AudioCodes believes it can deliver a full suite of voice and networking equipment that is required to connect business customers to an operator’s network.

In 2019, we continued to enhance our field marketing efforts with direct touch enterprise engagements, along with channel recruitments and generic marketing activities including tradeshows, webinars, seminars, on-line and social marketing.

Manufacturing

Some of our components are obtained from single suppliers. For example, Texas Instruments Incorporated supplies all of our DSP components, while Motorola and Cavium Networks provide embedded CPU and network processors. Other components are generic in nature and we believe they can be obtained from multiple suppliers.

We have not entered into any long-term supply agreements. However, we have worked for years in several countries with established global manufacturing leaders such as Flex and have had significant experience with their level of commitment and ability to deliver. To date, we have been able to obtain sufficient amounts of these components to meet our needs and do not foresee any supply difficulty in obtaining timely delivery of any parts or components. However, an interruption in supply from any of these sources, especially with regard to DSP components from Texas Instruments Incorporated and CPU and network processors from both Cavium Networks and Motorola, or an unexpected termination of the manufacture of certain electronic components, could disrupt production, thereby adversely affecting our results. We generally maintain an inventory of critical components used in the manufacture and assembly of our products although our inventory of signal processor chips would likely not be sufficient in the event that we had to engage an alternate supplier for these components.

We utilize contract manufacturing for substantially all of our manufacturing processes. Most of our manufacturing is carried out by third-party subcontractors in China and Israel. Our internal manufacturing activities consist primarily of the production of prototypes, test engineering, materials purchasing and inspection, final product configuration and quality control and assurance.

In addition, we have engaged several original design manufacturers, or ODM, based in Asia to design and manufacture some of our products. We may engage additional ODMs in the future. Termination of our commercial relationship with an ODM or the discontinuance of manufacturing of products by an ODM would negatively affect our business operations.

We are obligated under certain agreements with our suppliers to purchase goods and to purchase excess inventory. Aggregate non-cancellable obligations under these agreements as of December 31, 2019 were approximately $23.0 million.

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

We are subject to telecommunication industry regulations and requirements set by telecommunication carriers that address a wide range of areas including quality, final testing, safety, packaging and use of environmentally friendly components. We comply with the European Union’s Restriction of Hazardous Substances Directive (under certain exemptions) that requires telecommunication equipment suppliers to not use some materials that are not environmentally friendly. These materials include cadmium, hexavalent chromium, lead, mercury, polybrominated biphenyls, polybrominatel diphenyl ethers bis (2-ethylhexyl) phthalate, benzyl butyl phthalate, dibutyl phthalate and diisobutyl phthalate. We expect that other countries, including countries we operate in, will adopt similar directives or other additional directives and regulations.

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

Our principal competitors in the area of analog media gateways (2 to 24 ports) for access and enterprise are Grandstream, Natex, Iskratel, Zyxel, Adtran, Media5, Cisco, Sangoma, Innovaphone AG, Patton, Dialogic and Ribbon Communications.

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

Our competitors in the Microsoft Skype for Business and Teams certified gateways, session border controller, Survivable Branch Appliance and IP Phone markets include Ribbon Communications (formerly Sonus Networks), Oracle, Poly and Yealink.

Our competitors in the area of contact center vendors are Ribbon Communications (formerly Sonus Networks), Oracle, Poly and Yealink.

Our competitors in the area of Call Recording are companies such as Verint, NICE, ACS, Red Box, Teleware and Dubber.

Our competitors in the area of voice recognition are companies such as Microsoft, Google, Amazon and Nuance, and a group of startup companies.

Our principal competitors in the sale of signal processing chips are DSP Group, Broadcom, Octasic and Mindspeed.

Our principal competitors in the area of IP Phones are comprised of “best-of-breed” IP phone vendors and end-to-end IP telephony vendors. “Best of breed” IP phone vendors sell standards-based SIP phones that can be integrated into any standards-based IP-PBX or hosted IP telephony system. These competitors include Poly, Grandstream, Yealink, VTEC (acquired SNOM) and many others. End-to-end IP telephony vendors sell IP phones that only work in their proprietary systems. These competitors include Cisco, Avaya, Alcatel-Lucent, Siemens, Mitel and NEC. In the areas of Skype for Business/Microsoft Teams, our competitors are certified vendors – Yealink and Poly.

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

AudioCodes Ltd. is the parent company of a group that consists of AudioCodes Ltd. and over 20 subsidiaries worldwide. AudioCodes Inc., our wholly-owned U.S. subsidiary incorporated in Delaware, is a significant subsidiary based in Somerset, New Jersey.

D.	PROPERTY, PLANTS AND EQUIPMENT

We lease our main office and warehouse facilities, located in Airport City, Lod, Israel, which occupy approximately 274,000 square feet for annual lease payments of approximately $5.7 million (including management fees). The term of this lease extends until January 31, 2024.

Our U.S. subsidiary, AudioCodes Inc., leased an approximately 15,400 square foot facility in Somerset, New Jersey. AudioCodes Inc. also leases office in Morrisville, North Carolina. The annual lease payments in 2019 (including management fees) for all our offices in the United States were approximately $480,000.

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

ITEM 4.A.               UNRESOLVED STAFF COMMENTS

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

Our management has reviewed our critical accounting policies and related disclosures with our Audit Committee. See Note 2 to our Consolidated Financial Statements included elsewhere in this Annual Report, which contains additional information regarding our accounting policies and other disclosures required by U.S. GAAP.

On an ongoing basis, management evaluates its estimates and judgments. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Management believes the significant accounting policies that affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and are the most critical to aid in fully understanding and evaluating AudioCodes’ reported financial results include the following:

•	Revenue recognition and allowance for sales returns;

•	Inventories;

•	Goodwill;

•	Income taxes and valuation allowance;

•	Contingent liabilities; and

•	Contingent consideration.

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

As of January 1, 2018, we have adopted ASC 606, “Revenue from Contracts with Customers”, As a result of this adoption, revenues from products and services are recognized in accordance with ASC 606, and we have revised our accounting policy for revenue recognition as detailed below. We recognize revenue under the core principle that transfers of control to our customers should be depicted in an amount reflecting the consideration we expect to receive in revenue. As such, we identify a contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation in the contract and recognize revenues when (or as) we satisfy a performance obligation. We have no obligation to customers after the date on which products are delivered, other than pursuant to warranty obligations and any applicable right of return. We grant to some of our customers the right of return or the ability to exchange a specific percentage of the total price paid for products they have purchased over a limited period for other products.

We maintain a provision for product returns and exchanges and other incentives. This provision is based on historical sales returns, analysis of credit memo data and other known factors. This provision amounted to $2.3 million and $1.9 million as of December 31, 2018 and 2019, respectively. Following the adoption of ASC 606, as of December 31, 2018 and 2019, this provision was recorded as part of other payables and accrued expenses.

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

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the “weighted average cost” method for raw materials and finished products. We periodically evaluate the quantities on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow moving items, technological obsolescence, excess inventories, discontinued products and for net realizable value lower than cost. We wrote-off inventory in a total amount of $1.9 million, $1.9 million and $4.5 million in the years ended December 31, 2017, 2018, and 2019, respectively.

Intangible assets

As a result of our acquisitions, our balance sheet included acquired intangible assets in the aggregate amount of approximately $1.3 million and $0.9 million as of December 31, 2018 and 2019, respectively.

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

During the years ended December 31, 2017, 2018 and 2019, no impairment charges were identified.

Goodwill

As a result of our acquisitions, our balance sheet included acquired goodwill in the aggregate amount of approximately $36.2 million as of December 31, 2018 and 2019. Goodwill represents the excess of the purchase price and related costs over the fair value of net tangible and identifiable intangible assets of businesses acquired and accounted for under the purchase method. In accordance with ASC 350, “Intangible, Goodwill and Other,” goodwill is not amortized and is tested for impairment at least annually. Our annual impairment test is performed at the end of the fourth quarter each year. If events or indicators of impairment occur between the annual impairment tests, we perform an impairment test of goodwill at that date.

ASC 350, “Intangibles – Goodwill and Other”, prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. In such case, the second phase is then performed, and we measure impairment by comparing the carrying amount of the reporting unit’s goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess. We have an option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required.

During the years ended December 31, 2017, 2018 and 2019, no impairment losses were identified.

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

Share-based compensation

We account for share-based compensation in accordance with ASC 718, “Compensation – Stock Compensation”. We utilize the Black-Scholes option pricing model to estimate the fair value of share-based compensation at the date of grant. The Black-Scholes model requires subjective assumptions regarding dividend yields, expected volatility, expected life of options and risk-free interest rates. These assumptions reflect management’s best estimates. Changes in these inputs and assumptions can materially affect the estimate of fair value and the amount of our share-based compensation expenses relating to share options. We recognized share-based compensation expense of $2.3 million, $3.3 million and $5.3 million in the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2019, there was approximately $7.8 million of total unrecognized share-based compensation expense related to non-vested share-based compensation arrangements granted by us. As of December 31, 2019, that expense is expected to be recognized over a weighted-average period of 1.07 years.

Contingent liabilities

We are, from time to time, involved in claims, lawsuits, government investigations, and other proceedings arising from the ordinary course of our business. We record a provision for a liability when we believe that it is both probable that a liability has been incurred, and the amount can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount. Such legal proceedings are inherently unpredictable and subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, it could have a material impact on our results of operations, financial position and cash flows. No provision was recorded as of December 31, 2019.

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

Our products enable our customers to build high-quality packet networking equipment and network solutions and provide the building blocks to connect traditional telephone networks to VoIP networks, as well as connecting and securing multimedia communication between different packet-based networks. Our products are sold primarily to leading OEMs, system integrators and NEPs in the telecommunications and networking industries. We have continued to broaden our offerings, both from internal and external development and through acquisitions, as we have expanded in the last few years from selling chips to boards, subsystems, media gateway systems, media servers, session border controllers and messaging platforms. We have also increased our product portfolio to enhance our position in the market and serve our channels better as a one stop shop for voice over IP hardware.

We have invested significant development resources in complying with Microsoft’s requirements for the purpose of becoming a Microsoft recognized partner for their unified communication solutions for the enterprise market, which are known as Microsoft Skype for business and Microsoft Teams. We have adapted some of our gateway products, IP phones, session border controllers, survivable branch applications, value added applications and professional services to operate in the Microsoft Skype for business and Microsoft Teams environment. Our products to the Skype for Business and Microsoft Teams Unified Communications market are sold primarily to our channel partners that distribute and integrate the Skype for business solution to enterprises.

In November 2019, we and one of our Israeli subsidiaries, AudioCodes Development Ltd., entered into a royalty buyout agreement (the “Royalty Buyout Agreement”) with the IIA relating to certain grants we have received from the IIA. The contingent net royalty liability to the IIA at the time of the Royalty Buyout Agreement with respect to these grants was approximately $49 million (in this section, the “Debt”), including interest to the date of the Royalty Buyout Agreement. As part of the Royalty Buyout Agreement, we agreed to pay $32.2 million to the IIA (to settle the Debt in full) in three annual installments starting in 2019. The annual installments are linked to the NIS and bears interest. In November 2019, we paid the first installment of $10.7 million due under this Agreement. Pursuant to the Royalty Buyout Agreement, we eliminated all royalty obligations related to our future revenues with respect to these grants.

We offer a comprehensive professional services program intended to provide responsive, preventive, and consultative support of our networking products. Our professional services support networking devices, applications and infrastructures, allowing large organizations and service providers to realize the potential of a high-performance multi-service network.

Our headquarters and research and development facilities are located in Israel with research and development extensions in the U.S. and China. We have other offices located in Europe, the Far East, and Latin America.

Historically, a substantial portion of our revenue has been derived from large purchases by a limited number of OEMs, NEPs, systems integrators and distributors. ScanSource Communications Group, our largest customer, accounted for 17.5%, 17.8% and 16.0% of our revenues in the years ended December 31, 2017, 2018 and 2019, respectively. In addition, Westcon Group accounted for 12.7%, 11.1% and 13.5% of our revenues in the years ended December 31, 2017, 2018 and 2019, respectively. Our top five customers accounted for 37.5%, 38.7% and 41.5% of our revenues in the years ended December 31, 2017, 2018 and 2019, respectively. If we lose a large customer and fail to add new customers to replace lost revenue, our operating results may be materially adversely affected.

Revenues, based on the location of our customers for the last three fiscal years, are as follows:

	Year Ended December 31,
	2017	2018	2019
Americas	51.7%	49.1%	48.7%
Far East	15.5	14.7	13.6
Europe	31.4	33.6	36.4
Israel	1.4	2.6	1.3
Total	100.0%	100.0%	100.0%

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

The currency of the primary economic environment in which our operations are conducted is the dollar and, as such, we use the dollar as our functional currency. Transactions and balances originally denominated in dollars are presented at their original amounts. All transaction gains and losses from the premeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations as financial income or expenses, as appropriate.

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

Results of Operations

The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
Statement of Operations Data:	2017	2018	2019
Revenues:
Products	68.6%	68.0%	67.7%
Services	31.4%	32.0%	32.3%
Total revenues	100.0%	100.0%	100.0%

Cost of revenues:
Products	30.3	29.4	29.5
Services	7.3	7.8	7.1
Expense related to royalty buyout agreement with the IIA	-	-	16.1
Total cost of revenues	37.6	37.2	52.6
Gross profit	62.4	62.8	47.4
Operating expenses:
Research and development, net	19.4	19.7	20.6
Selling and marketing	31.2	28.0	25.7
General and administrative	5.7	5.8	5.9

Total operating expenses	56.3	53.5	52.2

Operating income (loss)	6.1	9.3	(4.8)
Financial income (expenses), net	0.0	0.1	(0.9)
Income (loss) before taxes on income	6.1	9.4	(5.7)
Tax benefit (taxes on income)	(3.6)	(1.7)	7.7
Net income	2.5%	7.7%	2.0%

Year Ended December 31, 2019, Compared to Year Ended December 31, 2018

Revenues. Revenues increased 13.7% to $200.3 million in the year ended December 31, 2019, from $176.2 million in the year ended December 31, 2018.

Our revenues from sales of products in the year ended December 31, 2019 increased by 13.1% to $135.6 million, or 67.7% of total revenues, from $119.9 million, or 68.0% of total revenues, in the year ended December 31, 2018. The increase in revenues from sales of products was primarily due to the increased adoption of SIP Trunk and unified communications and collaboration solutions by businesses/enterprises (SMBs SMEs enterprises). There are more incumbents carriers in specific countries migrating to ALL IP and shutting off the TDM Switches triggering demand for VoIP products to connect to the new IP Switches. There is also increased migration by contact center customers moving to IP. This migration positively affected the demand for our UC SIP products, while supporting moderate growth of our media gateway products.

Our revenues from sales of services in the year ended December 31, 2019 increased by 14.7% to $64.6 million, or 32.3% of total revenues, from $56.3 million, or 32.0% of total revenues, in the year ended December 31, 2018. The increase in revenues from sales of services was primarily driven by the growth in sales of technical support services, which relate to sales of products in the year ended December 31, 2019 and in previous years and by the growth in professional services. The growth in product support services is attributable to sales of products in prior years that resulted from an increase of our renewal rate of support agreements and from support services for a larger amount of products being supported. The growth in sales of professional services is attributable to a broader portfolio of professional services offered by us and an increase in demand for such services in the Enterprise UC market.

Cost of Revenues and Gross Profit. Cost of revenues includes the cost of hardware, quality assurance, overhead related to professional and support customer services, overhead related to manufacturing activity, technology licensing and royalty fees payable to third parties and, in the year ended December 31, 2018, royalties payable to the IIA, During the year ended December 31, 2019, we entered into the Royalty Buyout Agreement with the IIA. The agreement provides for payments of $32.2 million to the IIA. This expense is included in the cost of revenues in the year ended December 31, 2019. The elimination of future royalty payments to the IIA following the payments under the Royalty Buyout Agreement will decrease our cost of revenues in the following years. Gross profit decreased to $95.0 million in the year ended December 31, 2019, from $110.6 million in the year ended December 31, 2018. Gross profit as a percentage of total revenues was 47.4% in the year ended December 31, 2019, compared to 62.8% in the year ended December 31, 2018. The decrease in the gross profit as a percentage of total revenues is primarily attributable to the payment obligations under the Royalty Buyout Agreement. The effect of the payment obligations was partially offset by an increase in gross profit due to the higher increase in our revenues from sales of services, which have a significantly higher average gross margin and a more favorable mix in the sale of our products. In addition, our gross profit percentage benefited from our fixed overhead costs being spread over increased revenues. In the year ended December 31, 2019, expenses included in cost of revenues related to share-based compensation were $183,000, compared to $186,000 in the year ended December 31, 2018.

Cost of revenues related to sales of products increased by 13.8% to $59.0 million in the year ended December 31, 2019, from $51.9 million in the year ended December 31, 2018.

Cost of revenues related to sales of services in the year ended December 31, 2019 increased by 2.8% to $14.1 million, from $13.7 million in the year ended December 31, 2018. This increase is primarily attributable to higher support personnel expenses associated with providing services and implementation of our products with service providers, as well as with enterprise customers. In the year ended December 31, 2019, the gross margin percentage from sales of services increased to 78.1%, from 75.6% in the year ended December 31, 2018.

Research and Development Expenses, net. Research and development expenses, net, consist primarily of salaries and related costs of employees engaged in ongoing research and development activities, development-related raw materials and the cost of subcontractors, less grants from IIA. Research and development expenses increased by 18.9% in the year ended December 31, 2019 to $41.2 million, from $34.7 million in the year ended December 31, 2018. As a percentage of total revenues, research and development expenses increased to 20.6% in the year ended December 31, 2019, from 19.7% in the year ended December 31, 2018. The increase on an absolute basis is primarily due to the decrease in the grants recognized from IIA, as well as due to the appreciation of the NIS against the dollar. In the year ended December 31, 2019, expenses included in research and development expenses related to share-based compensation were $937,000, compared to $651,000 in the year ended December 31, 2018. Grants recognized from IIA were $1.3 million in the year ended December 31, 2019, compared to $5.7 million in the year ended December 31, 2018.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of salaries and related costs (including sales commissions) of sales and marketing personnel, as well as exhibition, travel and related expenses. Selling and marketing expenses increased by 4.5% in the year ended December 31, 2019 to $51.5 million, from $49.3 million in the year ended December 31, 2018. As a percentage of total revenues, selling and marketing expenses decreased to 25.7% in the year ended December 31, 2019, from 28.0% in the year ended December 31, 2018. The increase on an absolute basis is due to an increase in the number of employees and related expenses associated with the additional employees and due to an increase in the bonuses and the commission expenses based on the our performance, in line with the increase in our revenues. The appreciation of the NIS against the dollar also had the effect of increasing the dollar amount of our expenses. In addition, in the year ended December 31, 2019, expenses included in selling and marketing expenses related to share-based compensation were $2.2 million, compared to $1.2 million in the year ended December 31, 2018.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related costs of finance, human resources and general management personnel, rent, network and allowance for doubtful accounts, as well as insurance and consultant services expenses. General and administrative expenses increased by 14.9% to $11.8 million in the year ended December 31, 2019, from $10.3 million in the year ended December 31, 2018. As a percentage of total revenues, general and administrative expenses slightly increased to 5.9% in the year ended December 31, 2019, from 5.8% in the year ended December 31, 2018. The increase in general and administrative expenses was primarily due to the increase in the expenses related to share-based compensation and due to the appreciation of the NIS against the dollar. In the year ended December 31, 2019, expenses included in general and administrative expenses related to share-based compensation were $2.0 million compared to $1.2 million in the year ended December 31, 2018.

Financial Income (Expenses), Net. Financial expenses, net consists primarily of interest on our bank loans and bank charges, exchange rate and linkage to the Israeli CPI differences, net of interest earned on cash and cash equivalents, marketable securities and bank deposits. Financial expenses, net, in the year ended December 31, 2019 were $1.8 million, compared to financial income, net of $228,000 in the year ended December 31, 2018. The increase in financial expenses, net in the year ended December 31, 2019 was mainly due to higher expenses related to exchange rate fluctuations.

Taxes on income (tax benefit), Net. We had a net income tax benefit of $15.3 million in the year ended December 31, 2019, compared to a net income tax expense of $3.1 million in the year ended December 31, 2018. During the year ended December 31, 2019, we fully utilized the remaining amount of the deferred tax asset recorded in 2016. Based on our earnings history and expected future operating results, we recorded deferred tax asset in the amount of $20.5 million as of December 31, 2019. This deferred tax asset represents the approximate amount of our net operating losses and temporary tax differences that we estimate will be utilized over the next few years. The net income tax benefit in the year ended December 31, 2019 reflects the effect of the tax benefit associated with the creation of this deferred tax asset.

A discussion with respect to a comparison of the results of operations for 2018 compared to 2017 is contained under the heading “Results of Operations” in Item 5 of our Annual Report on Form 20-F for the year ended 2018 (the “2018 20-F”).

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year Ended December 31,	Israeli inflation rate %	NIS devaluation or appreciation rate %	Israeli inflation adjusted for devaluation %
2017	0.4	(9.8)	(10.2)
2018	0.8	8.1	7.3
2019	0.6	(7.8)	(8.4)

B.             LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations for the last two years primarily from our cash and cash equivalents, bank deposits, bank borrowings and cash from operations.

As of December 31, 2019, we had $71.9 million in cash and cash equivalents and bank deposits, an increase of $6.5 million from $65.4 million of cash and cash equivalents, marketable securities and bank deposits at December 31, 2018. As of December 31, 2019, we were restricted with respect to using approximately $7.0 million of our cash as a result of provisions in our loan agreements, a lease agreement and foreign exchange derivatives transactions.

Share Repurchase Program and Cash Dividends

In June 2018, we received court approval in Israel to repurchase up to $20.0 million of our ordinary shares. In each of January and August 2019 and February 2020, the court approved the purchase of an additional $12.0 million of our ordinary shares. Each of the approvals received in 2018, 2019 and 2020 allowed us to use the approved amounts for share repurchases or cash dividends. The Israeli court generally limits its approval to six months from the date of application. As a result, although the program does not have a set end date, it requires renewal each six months by submitting a new court application, based on the then prevailing facts. No shares were repurchased during the year ended December 31, 2019 other than through the repurchase program. Share purchases have and will take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume or other factors. The repurchase program does not require us to purchase a specific number of shares and may be suspended from time to time or discontinued.

During the year ended December 31, 2019, we acquired an aggregate of 559,848 of our ordinary shares for approximately $8.0 million and declared and paid cash dividends in the aggregate amount of $6.7 million. During the year ended December 31, 2018, we acquired an aggregate of 1,795,814 of our ordinary shares for approximately $14.3 million and declared and paid a cash dividend in the aggregate amount of $5.8 million. In February 2020, we declared a cash dividend in the aggregate amount of $3.9 million. After the declaration of this dividend, we had approximately $8.1 million available for share repurchases or dividends under the most recent court approval granted in February 2020.

Bank Loans

In December 2015, we entered into a loan agreement with an Israeli commercial bank that provided loans in the total principal amount of $3.0 million and 3.0 million Euro. The loans bear interest at an annual rate equal to LIBOR plus 1%-2.5% and are repayable in 20 equal quarterly installments. As of December 31, 2019, there was an aggregate of $1.3 million principal amount of these loans outstanding, based on the Euro/dollar exchange rate in effect on that date.

In December 2016, we entered into a loan agreement with an Israeli commercial bank that provided loans in the total principal amount of $6.0 million. The loans bear interest at an annual rate equal to LIBOR plus 1.1%-2.5% and are repayable in 20 equal quarterly installments. As of December 31, 2019, there was $2.4 million principal amount of these loans outstanding.

As of December 31, 2019, we were required to maintain an aggregate of $1.8 million of compensating bank deposits with respect to our bank loans. The amount of the compensating balances we are required to keep decreases over time as we repay these loans.

The loan agreements require us, among other things, to meet certain financial covenants such as maintaining shareholders’ equity, cash balances, and liabilities to banks at specified levels, as well as achieving certain levels of operating income.

As of December 31, 2019, we were in compliance with the financial covenants contained in our loan agreements.

Cash from Operating Activities

Our operating activities provided cash in the amount of $23.2 million in the year ended December 31, 2019, primarily due to net income of $4.0 million, an increase of $12.3 million in deferred revenues, an increase of $21.5 million in the royalty buyout liability, an increase of $2.8 million in other payables and accrued expenses and non-cash charges of $2.0 million for depreciation and amortization and $5.3 million for share-based compensation expenses, partially offset by an increase of $16.3 million in deferred tax assets, an increase of $5.9 million in inventories and an increase of $5.2 million in trade receivables. The increase in deferred tax assets is the result of the creation of deferred tax assets (following the utilization in 2019 of the remaining amount of the deferred tax asset recorded in 2016), related to the differences between the financial reporting and tax bases of assets and liabilities and to the available net carry forward tax losses based on expectations of generating taxable income in the foreseeable future. Our deferred revenues increased mainly due to the increase in the revenues from services in the past years and the deferred tax assets decreased as a result of utilization of these assets. The increase in other payables and accrued expenses is mainly due to the liability to the IIA under the Royalty Buyout Agreement and the increase in inventories is a direct result of higher revenues in the year ended December 31, 2019, compared to the year ended December 31, 2018.

Our operating activities provided cash in the amount of $25.6 million in the year ended December 31, 2018, primarily due to net income of $13.5 million, an increase of $9.4 million in deferred revenues, a decrease of $2.3 million in deferred tax assets, an increase of $1.4 million in other payables and accrued expenses and non-cash charges of $2.3 million for depreciation and amortization and $3.3 million for share-based compensation expenses, partially offset by an increase of $6.3 million in inventories. Our deferred revenues increased mainly due to the increase in the revenues from services in the past years and the deferred tax assets decreased as a result of utilization of these assets. The increase in inventories is a direct result of the higher revenues in the year ended December 31, 2018, compared to the year ended December 31, 2017.

Cash from Investing Activities

In the year ended December 31, 2019, our investing activities provided cash in the amount of $29.6 million from the proceeds of $29.4 million from redemption of marketable securities and from a decrease of $12.2 million in short-term and long-term bank deposits, partially offset by the purchase of $10.0 million of marketable securities and by capital expenditure of $1.9 million.

In the year ended December 31, 2018, we used $1.1 million of cash in investing activities, primarily as a result of an increase of $7.3 million in short-term and long-term bank deposits and capital expenditures of $1.4 million, partially offset by proceeds of $7.6 million from redemption of marketable securities.

Cash from Financing Activities

In the year ended December 31, 2019, we used $14.5 million of cash in financing activities, primarily as a result of $8.0 million used to repurchase our shares, $6.7 million used to pay cash dividends to our shareholders and $2.5 million used for repayment of bank loans, partially offset by $3.1 million of proceeds from the issuance of shares upon exercise of share options.

In the year ended December 31, 2018, we used $17.2 million of cash in financing activities, primarily as a result of $14.3 million used to repurchase our shares, $5.8 million used to pay a cash dividend to our shareholders and $2.6 million used for repayment of bank loans, partially offset by $5.5 million of proceeds from the issuance of shares upon exercise of share options.

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

Information with respect to Liquidity and Capital Resources as of December 31, 2017 and for the year then ended is contained under the heading “Liquidity and Capital Resources” in Item 5 of our 2018 20-F.

C.             RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and Development

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing products and to develop new ones. We are developing analog and digital media gateways for carrier and enterprise applications, multi service business routers and session border controllers, IP phones, management routing and productivity applications, as well as specialized appliances for Microsoft Skype for Business such as SBA, CCE and CloudBond 365. Our platforms are expected to feature increased session capacity, new functionalities, enhanced signaling software and compliance with new protocols, as well as new management and productivity applications. We also invest in cloud and virtualization technologies, making sure our products and technologies suit and are optimized to cloud and hosted services. As of December 31, 2019, 273 of our employees were engaged primarily in research and development on a full-time basis.

Our research and development expenses, net were $41.2 million in the year ended December 31, 2019, compared to $34.7 million in the year ended December 31, 2018, and $30.3 million in the year ended December 31, 2017. From time to time we have received royalty-bearing grants from IIA. As a recipient of grants from IIA, we are obligated to perform all manufacturing activities for projects subject to the grants in Israel unless we receive an exemption. Know-how from research and development which is used to produce products may not be transferred to third parties without the approval of IIA and may require significant payments. IIA approval is not required for the export of any products resulting from such research or development.

In November 2019, we and one of our Israeli subsidiaries, AudioCodes Development Ltd., entered into the Royalty Buyout Agreement with the IIA relating to certain grants we have received from the IIA. The contingent net royalty liability to the IIA at the time of the Royalty Buyout Agreement with respect to these grants was approximately $49 million, including interest to the date of the Royalty Buyout Agreement. As part of the Royalty Buyout Agreement, we agreed to pay $32.2 million to the IIA (to settle the Debt in full) in three annual installments starting in 2019. Pursuant to the Royalty Buyout Agreement, we eliminated all royalty obligations related to our future revenues with respect to these grants.

Through December 31, 2019, we had obtained grants from IIA aggregating $7.3 million for certain of our research and development projects related to our other Israeli subsidiaries. We are obligated to pay royalties to the IIA (not covered by the Royalty Buyout Agreement), amounting to 3%-5% of the revenues from the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, if no additional payments are required, linked to the dollar and bearing interest at the rate of LIBOR at the time of grant. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

As of December 31, 2019, our other Israeli subsidiaries have a contingent obligation to pay royalties in the amount of approximately $16.5 million.

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

F.             TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2019, our contractual obligations were as follows (U.S. dollars in thousands):

	PAYMENTS DUE BY PERIOD
	LESS THAN	1-3	3-5	MORE THAN
	1 YEAR	YEARS	YEARS	5 YEARS	TOTAL
Bank loans	$2,473	$1,200	$-	$-	$3,673
Rent and lease commitments, net (1)	6,202	20,885	604	655	28,346
Accrued severance pay, net (2)	-	-	-	943	943
IIA – Royalty Buyout Agreement	10,750	10,749	-	-	21,499
IIA – Contingent obligation (3)	-	-	-	16,468	16,468
Other commitments (4)	23,020	-	-	-	23,020

(1)	Our obligation for rent and lease commitments as of December 31, 2019 was approximately $31.0 million. We have rent and lease income in the amount of approximately $2.7 million, leaving a net obligation of approximately $28.3 million.
(2)	Our obligation for accrued severance pay under Israel’s Severance Pay Law as of December 31, 2019 was $20.3 million. This obligation is payable only upon termination, retirement or death of the respective employee. We have funded $19.4 million through deposits into severance pay funds, leaving a net obligation of approximately $0.9 million.
(3)	Related to the Israeli subsidiaries not under the Royalty Buyout Agreement.
(4)	Related to non-cancelable inventory purchase commitments.

ITEM 6.                   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.             DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information with respect to our directors, senior executive officers and key employees at February 1, 2020:

Name	Age	Position
Stanley B. Stern	62	Chairman of the Board of Directors
Shabtai Adlersberg	67	President, Chief Executive Officer and Director
Niran Baruch	49	Vice President Finance and Chief Financial Officer
Lior Aldema	54	Chief Business Officer and Director
Ofer Nimtsovich	51	Chief Operating Officer
Yair Hevdeli	55	Vice President, Research and Development
Eyal Frishberg	61	Vice President, Operations
Yehuda Herscovici	53	Vice President, Products
Nimrode Borovsky	48	Vice President, Marketing
Tal Dor	50	Vice President, Human Resources
Shaul Weissman	54	Vice President, Business Development
Joseph Tenne(1)(2)(3)	64	Director
Dr. Eyal Kishon(1)(2)(3)(4)	60	Director
Doron Nevo(1)(2)(3)(4)	64	Director
Zehava Simon (3)	61	Director

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

Niran Baruch has served as our Vice President Finance and Chief Financial Officer since July 2016 after serving as our Vice President Finance and Chief Accounting Officer since May 2015. He joined AudioCodes in 2005 as Director of Finance and became Vice President Finance in 2011 responsible for the management of the finance department. Mr. Baruch has 20 years of experience with Nasdaq traded public companies, and is a Certified Public Accountant (CPA) with a B.A. in Business Management and Accounting.

Lior Aldema has served as Chief Business Officer (CBO) since January 2018, as a director since July 2018, and as our Chief Operating Officer and Head of Global Sales from April 2012 to December 2017. Previously, he served as our Vice President, Product Management from 2002 until 2009, as well as our Vice President Marketing from February 2003 until 2009. He has been employed by us since 1998, when he was team leader and later headed our System Software Group in our research and development department. Prior to 1998, Mr. Aldema served as an officer in the Technical Unit of the Intelligence Corps of the Israeli Defense Forces (Major), heading both operational units and large development groups related to various technologies. Mr. Aldema holds an M.B.A. from Tel Aviv University and a B.Sc. from the Technion.

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

Shaul Weissman has served as our Vice President, Business Development since January 2014. Mr. Weissman has been with AudioCodes since 1994, serving in various positions. From 2007 until 2014, Mr. Weissman served as our Residential Business Line Manager. In addition, Mr. Weissman has served as our Vice President and Manager of our chip business line since 2006. From 2001 until 2005, Mr. Weissman served as our Support and Professional Services Manager for our chip business line; and from 1994 until 2000 he served as a digital signal processing engineer. Prior to joining AudioCodes, Mr. Weissman served as Captain in the Israeli Air Force. Mr. Weissman holds an M.Sc. and a B.Sc., from the Technion, both in the area of Telecommunications.

Joseph Tenne has served as one of our directors since June 2003. Since May 2017, Mr. Tenne has served as a financial consultant to Itamar Medical Ltd., an Israeli company listed on Nasdaq and on the Tel Aviv Stock Exchange. Mr. Tenne serves as a director of MIND CTI Ltd., an Israeli company listed on Nasdaq, OPC Energy Ltd., an Israeli company listed on the Tel Aviv Stock Exchange, Ratio Oil Explorations (Finance) Ltd., an Israeli company listed on the Tel Aviv Stock Exchange and Sapir Corp Ltd., an Israeli company listed on the Tel Aviv Stock Exchange. From August 2014 to April 2017, Mr. Tenne served as the Vice President Finance and Chief Financial Officer of Itamar Medical Ltd. From March 2005 until April 2013, Mr. Tenne served as the Chief Financial Officer of Ormat Technologies, Inc., a company listed on the New York Stock Exchange and on the Tel Aviv Stock Exchange. From January 2006 until April 2013, Mr. Tenne also served as the Chief Financial Officer of Ormat Industries Ltd., an Israeli holding company which was listed on the Tel-Aviv Stock Exchange and was the parent company of Ormat Technologies, Inc. From 2003 to 2005, Mr. Tenne was the Chief Financial Officer of Treofan Germany GmbH & Co. KG, a German company, which is engaged in the development, production and marketing of oriented polypropylene films. From 1997 until 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel (PwC Israel) and a member of PricewaterhouseCoopers International Limited. Mr. Tenne holds a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

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

Doron Nevo has served as one of our directors since 2000. Mr. Nevo is the CEO of MultiVu, a 3D imaging company, which he co-founded in 2019. From 2001 to 2018, Mr. Nevo was co-Founder, President and CEO of KiloLambda Technologies. From 1999 to 2001, Mr. Nevo was involved in fund raising activities for Israeli-based startup companies. From 1996 to 1999, Mr. Nevo served as President and CEO of NKO, Inc. Mr. Nevo established NKO in early 1995 as a startup subsidiary of Clalcom, Ltd. NKO designed and developed a full scale, carrier grade, IP telephony system platform and established its own IP network. From 1992 to 1996, Mr. Nevo was President and CEO of Clalcom Ltd. Mr. Nevo established Clalcom in 1992 as a telecom service provider in Israel. He also serves as a director of Hadasit Bio-Holdings (TASE: HBL) and of a number of private companies. Mr. Nevo holds a B.Sc. in Electrical Engineering from the Technion – Israel Institute of Technology and an M.Sc. in Telecommunications Management from Brooklyn Polytechnic.

Zehava Simon was appointed a director in February 2014. Ms. Simon served as a Vice President of BMC Software Inc. from 2000 until September 2013, most recently as Vice President, Corporate Development. From 2002 to 2011, Ms. Simon served as Vice President and General Manager of BMC Software in Israel. Prior to joining BMC Software, Ms. Simon held a number of executive positions at Intel Corporation. In her last position at Intel, she led Finance and Operations and Business Development for Intel in Israel. Ms. Simon has served as a board member of various companies, including Tower Semiconductor from 1999-2004, M-Systems from 2005-2006 and InSightec from 2005-2012. Ms. Simon is also a board member at Nova Measuring Instruments Ltd, Amiad Water System Ltd. and NICE Ltd. Ms. Simon holds a bachelor’s degree in Social Sciences from the Hebrew University, a law degree (LL.B.) from the Interdisciplinary Center in Herzlia and a master’s degree in Business and Management from Boston University.

B.            COMPENSATION

The table and summary below outline the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2019. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, discretionary and non-equity incentive bonuses, share-based compensation, payments accrued or paid in connection with retirement or termination of employment, and personal benefits and perquisites such as car, phone and social benefits paid to or earned by each Covered Executive during the year ended December 31, 2019.

Name and Principal Position	Salary	Bonus (1)	Share-Based Compensation (2)	All Other Compensation (3)	Total
Shabtai Adlersberg – President and CEO	$371,282	$785,006	$1,004,292	$194,790	$2,355,370
Lior Aldema – CBO	$258,803	$242,732	$432,813	$109,628	$1.043,976
Niran Baruch – VP Finance and CFO	$218,020	$62,780	$333,684	$91,179	$705,663
Nimrode Borovsky – VP Marketing	$189,092	$71,359	$158,893	$86,066	$505,410
Yehuda Herscovici – VP Products	$209,268	$48,241	$158,454	$79,960	$495,923

(1)	Amounts reported in this column represent annual incentive bonuses granted to the Covered Executives based on performance-metric formulas set forth in their respective employment agreements.
(2)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2019, with respect to share-based compensation granted to the Covered Executive.
(3)	Amounts reported in this column include personal benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the respective Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurance and benefits, risk insurance (e.g., life insurance or work disability insurance), telephone expense reimbursement, convalescence or recreation pay, relocation reimbursement, payments for social security, and other personal benefits and perquisites consistent with our guidelines. All amounts reported in the table represent incremental cost to us.

The aggregate direct remuneration paid during the year ended December 31, 2019 to the 15 persons who served in the capacity of director, senior executive officer or key employee during 2019 was approximately $4.9 million, including approximately $0.5 million which was set aside for pension and retirement benefits. The compensation amounts do not include amounts expended by us for automobiles made available to our officers, expenses (including business, travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

We currently pay each of our non-employee directors an annual fee of $38,000 and a fee of $1,140 for each board meeting or committee meeting attended. In the event that a director attends a meeting by phone or a resolution is adopted by written consent, then the fee is reduced to 60% and 50% of the regular meeting fee, respectively. Such fees are in accordance with the rates prescribed by the Israeli Companies Law Regulation for fees of outside directors. Only directors who are not officers receive compensation for serving as directors. Our director, Mr. Adlersberg, who also serves as our President and Chief Executive Officer and our director, Mr. Aldema who also serves as our Chief Business Officer, do not receive board meeting fees. Instead, each of them receive compensation in accordance with the terms of his respective employment agreement.

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

A summary of our stock option and RSU activity and related information for the years ended December 31, 2017, 2018 and 2019 for the persons who served in the capacity of director, senior executive or key employee officer during those years is as follows:

	Year Ended December 31,
	2017		2018		2019
	Number	Weighted	Number	Weighted	Number	Weighted
	of	Average	of	Average	of	Average
	Options and RSUs	Exercise Price	Options and RSUs	Exercise Price	Options and RSUs	Exercise Price
Outstanding at the beginning of the year	2,030,210	$3.95	2,084,162	$3.82	1,677,699	$3.71

Granted	456,293	$3.02	373,800	$2.49	380,000	$4.72
Options exercised / RSUs vested	(402,341)	$3.54	(780,263)	$3.44	(612,451)	$2.93

Outstanding at the end of the year	2,084,162	$3.82	1,677,699	$3.71	1,445,248	$4.30

As of December 31, 2019, options to purchase 558,104 ordinary shares were exercisable by the 15 persons who served as an officer or director during the year ended December 31, 2019 at an average exercise price of $5.63 per share. As of December 31, 2019, the 15 persons who served as an officer, director or key employee during the year ended December 31, 2019 held an aggregate of 559,629 RSUs.

C.            BOARD PRACTICES

Corporate Governance Practices

We are incorporated in Israel and therefore are subject to various corporate governance practices under the Companies Law, relating to such matters as outside directors, the audit committee, compensation committee, the internal auditor and approvals of interested party transactions and of compensation of officers and directors. These matters are in addition to the ongoing listing conditions of the Nasdaq Global Select Market and other relevant provisions of U.S. securities laws. Under the Nasdaq rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable Nasdaq requirements, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. For further information, see Item 16.G – “Corporate Governance.”

Independent Directors

Under the Companies Law, Israeli companies that have offered securities to the public in or outside of Israel are required to appoint at least two “outside” directors, unless AudioCodes elects to exempt itself. The Board of Directors decided to remain subject to this requirement. Doron Nevo and Dr. Eyal Kishon currently serve as our outside directors. Under the requirements for listing on the Nasdaq Global Select Market, a majority of our directors are required to be independent as defined by Nasdaq rules. Doron Nevo, Dr. Eyal Kishon, Zehava Simon, Stanley Stern and Joseph Tenne qualify as independent directors under the applicable SEC and Nasdaq rules, as well as under the Companies Law.

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

An outside director is entitled to compensation as provided in the regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, from the company. In accordance with such regulations, our shareholders approved that our outside directors are to receive compensation equal to that paid to the other members of the board of directors. For further information, please see Item 6.B – “Directors, Senior Management and Employees—Compensation” in this Annual Report.

Audit Committee

Under the Companies Law and the requirements for listing on the Nasdaq Global Select Market, our board of directors is required to appoint an audit committee. Our audit committee must be comprised of at least three directors, including all of the outside directors (one of whom must serve as the chair of the audit committee), and a majority of the committee members must comply with the director independence requirements prescribed by the Companies Law. The audit committee consists of: Doron Nevo, Dr. Eyal Kishon and Joseph Tenne, with Doron Nevo serving as the chairman of the audit committee. Our board of directors has determined that Joseph Tenne is an “audit committee financial expert” as defined in SEC rules and that all members of the audit committee are independent under the applicable SEC rules, Nasdaq rules and provisions of the Companies Law.

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

Nominating Committee

Nasdaq rules require that director nominees be selected or recommended for the board’s selection either by a committee composed solely of independent directors or by a majority of independent directors. Our nominating committee assists the board of directors in its selection of individuals as nominees for election to the board of directors and/or to fill any vacancies or newly created directorships on the board of directors. The nominating committee consists of Doron Nevo, Dr. Eyal Kishon and Joseph Tenne, with Doron Nevo serving as the chairman of the nominating committee. All members of the nominating committee are independent under the applicable Nasdaq rules and provisions of the Companies Law.

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

The compensation committee’s duties include recommending to the board of directors a compensation policy for executives and monitor its implementation, approve compensation terms of executive officers, directors and employees affiliated with controlling shareholders, make recommendations to the board of directors regarding the issuance of equity incentive awards under our equity incentive plan and exempt certain compensation arrangements from the requirement to obtain shareholder approval under the Companies Law. The compensation committee meets at least twice a year, with further meetings to occur, or actions to be taken by unanimous written consent, when deemed necessary or desirable by the committee or its chairperson. For information regarding the compensation policy for executives, see Item 10.B – “Additional Information – Memorandum and Articles of Association – Compensation of Executive Officers and Directors; Executive Compensation Policy.”

The compensation committee consists of Doron Nevo, Dr. Eyal Kishon, Joseph Tenne and Zehava Simon, with Doron Nevo serving as the chairman of the compensation committee. All members of the compensation committee are independent under the applicable SEC rules, Nasdaq rules and provisions of the Companies Law.

Internal Auditor

Under the Companies Law, our board of directors is also required to appoint an internal auditor proposed by the audit committee. The internal auditor may be our employee, but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of our independent accounting firm. The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure. Mr. Oren Grupi of KPMG Somekh Chaikin Israel has been our internal auditor since July 2018.

Board Classes

Pursuant to our articles of association, our directors, other than our outside directors, are classified into three classes (classes I, II and III). The members of each class of directors and the expiration of his or her current term of office are as follows:

Zehava Simon	Class I	2022

Lior Aldema	Class I	2022

Joseph Tenne	Class II	2020

Shabtai Adlersberg	Class III	2021

Stanley B. Stern	Class III	2021

Our outside directors under the Companies Law, Doron Nevo and Dr. Eyal Kishon, are not members of any class and serve in accordance with the provisions of the Companies Law. Mr. Nevo’s term ends in 2021 and Dr. Kishon’s term ends in 2020.

Chairman of the Board

Under the Companies Law, the chief executive officer of a company (or a relative of the chief executive officer) may not serve as the chairman of the board of directors, and the chairman of the board of directors (or a relative of the chairman of the board of directors) may not serve as the chief executive officer, unless approved by the shareholders by a special majority vote prescribed by the Companies Law. The shareholder vote cannot authorize the appointment for a period of longer than three years, which period may be extended from time to time by the shareholders with a similar special majority vote. The chairman of the board of directors shall not hold any other position with the company (except as chief executive officer if approved in accordance with the above procedure) or in any entity controlled by the company, other than as chairman of the board of directors of a controlled entity, and the company shall not delegate to the chairman duties that, directly or indirectly, make him or her subordinate to the chief executive officer. Stanley B. Stern is our chairman of the board and Shabtai Adlersberg is our President and Chief Executive Officer.

D.             EMPLOYEES

We had the following number of employees as of December 31, 2017, 2018 and 2019 in the departments set forth in the table below:

	As of December 31,
	2017	2018	2019
Research and development	280	264	273
Sales and marketing, technical service and support	303	327	340
Operations	77	77	76
Management and administration	38	38	39
	698	706	728

Our employees were located in the following areas as of December 31, 2017, 2018 and 2019.

	As of December 31,
	2017	2018	2019
Israel	403	390	398
United States	130	131	134
Europe	59	66	69
Far East	92	106	112
Latin America	14	13	15
	698	706	728

Israeli labor laws and regulations are applicable to our employees in Israel. These laws principally concern matters such as paid annual vacation, paid sick days, length of the workday, pay for overtime, insurance for work-related accidents, severance pay and other conditions of employment. Israeli law generally requires severance pay, which may be funded by Manager’s Insurance, described below, upon the retirement or death of an employee or termination of employment without cause (as defined under Israeli law). Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which include payments for national health insurance. The payments to the National Insurance Institute currently range from approximately 7.05% to 19.6% of wages up to specified wage levels, of which the employee contributes approximately 55% and the employer contributes approximately 45%.

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

E.             SHARE OWNERSHIP

The following table sets forth the share ownership of our directors and officers as of February 18, 2020 and the outstanding number of options held by them that vest within 60 days of February 18, 2020.

	Total Shares	Percentage of
	Beneficially	Ordinary	Number of
Name	Owned	Shares	Options
Shabtai Adlersberg	4,705,116	15.8%	476,083
Stanley B. Stern	*	*	*
Niran Baruch	*	*	*
Lior Aldema	*	*	*
Ofer Nimtsovich	*	*	*
Yair Hevdeli	*	*	*
Eyal Frishberg	*	*	*
Yehuda Herscovici	*	*	*
Nimrode Borovsky	*	*	*
Tal Dor	*	*	*
Shaul Weissman	*	*	*
Joseph Tenne	*	*	*
Dr. Eyal Kishon	*	*	*
Doron Nevo	*	*	*
Zehava Simon	*	*	*

* Less than one percent.

Our officers and directors have the same voting rights as our other shareholders.

The following table sets forth information with respect to the options to purchase our ordinary shares held by Mr. Adlersberg as of February 18, 2020.

Number of Options	Grant Date	Exercise Price	Exercised	Cancelled	Vesting	Expiration Date
116,031	December 14, 2013	$6.69	-	-	4 years	December 14, 2020
127,829	December 14, 2014	$4.60	-	-	4 years	December 14, 2021
114,275	December 14, 2015	$4.03	-	-	4 years	December 14, 2022
95,293	March 20, 2017	$6.90	-	-	4 years	March 20, 2024
15,000	December 14, 2017	$7.13	-	-	4 years	December 14, 2024
15,000	March 14, 2018	$7.56	-	-	4 years	March 14, 2025
15,000	June 14, 2018	$7.33	-	-	4 years	June 14, 2025
15,000	September 14, 2018	$10.59	-	-	4 years	September 14, 2025
15,000	December 14, 2018	$10.66	-	-	4 years	December 14, 2025
15,000	March 14, 2019	$13.27	-	-	4 years	March 14, 2026
15,000	June 14, 2019	$15.93	-	-	4 years	June 14, 2026

The following table sets forth information with respect to the RSUs granted to Mr. Adlersberg as of February 18, 2020. These RSUs vest quarterly over a four-year period from the date of grant, subject to his continuing service to us.

Number of
RSUs	Grant Date	Issued
32,717	December 14, 2016	24,537
60,000	December 14, 2017	30,000
60,000	December 14, 2018	15,000
80,000	September 14, 2019	5,000

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

Under our equity incentive plan, we may grant our directors, officers and employees restricted shares, restricted share units and options to purchase our ordinary shares under Section 102. We may also grant other persons awards under our equity incentive plan. However, such other persons (controlling shareholders and consultants) will not enjoy the tax benefits provided by Section 102. The total number of ordinary shares that were originally available for grant under the 2008 Plan was 2,009,122, which was increased to 4,009,122 in 2010, 6,009,122 in 2013, 8,009,122 in 2016 and 10,009,122 in 2019. This number is reduced by one share for each equity grant we make under the 2008 Plan. During 2019, options to purchase 210,500 ordinary shares and 403,198 restricted share units were granted under the 2008 Plan. As of December 31, 2019, 1,878,993 ordinary shares remained available for grant under the 2008 Plan. As of December 31, 2019 there are 1,341,073 options to purchase ordinary shares and 977,169 restricted share units outstanding under the plan.

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

Restricted shares, restricted share units and options granted under the 2008 Plan will vest over four years from the grant date or in accordance with the alternative vesting schedule applicable to the specific grant. If the employment of an employee is terminated for any reason, the employee (or in the case of death, the designated beneficiary) may exercise his or her vested options within ninety days of the date of termination (or within twelve months of the date of termination in the case of death or disability) and shall be entitled to any rights upon vested restricted shares and vested restricted share units to be delivered to the employee to the extent that they were vested prior to the date his or her employment terminates. Directors are generally eligible to exercise his or her vested options within twelve months from the date the director ceases to serve on the board of directors.

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

ITEM 7.                   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.             MAJOR SHAREHOLDERS

To our knowledge, (A) we are not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government and (B) there are no arrangements, the operation of which may at a subsequent date result in a change in control of AudioCodes. The following table sets forth, as of February 18, 2020 the number of our ordinary shares, which constitute our only outstanding voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding ordinary shares, and (ii) all of our directors and senior executive officers as a group.

Identity of Person or	Amount	Percent of
Group	Owned	Class
Shabtai Adlersberg(1)	5,181,198	17.4%
Leon Bialik(2)	3,043,936	10.2%
Morgan Stanley(3)	1,988,584	6.7%
All directors and senior executive officers as a group (15 persons) (4)	5,493,661	18.5%

(1)	Includes options to purchase 476,083 shares, exercisable within 60 days of February 18, 2020.
(2)	The information is derived from a statement on Schedule 13G/A, dated January 28, 2020, of Leon Bialik filed with the SEC.
(3)	The information is derived from a statement on Schedule 13G/A, dated February 12, 2019, of Morgan Stanley and Morgan Stanley Capital Services LLC filed with the SEC.
(4)	Includes 569,251 ordinary shares which may be purchased pursuant to options exercisable within 60 days following February 18, 2020 and 22,045 ordinary shares issuable pursuant to restricted share units that vest within 60 days of February 18, 2020.

Mr. Adlersberg held 17.5% of our ordinary shares as of December 31, 2019 as compared to 18.3% of our ordinary shares as of December 31, 2018 and 18.6% of our ordinary shares as of December 31, 2017.

Mr. Bialik held 10.3% of our ordinary shares as of December 31, 2019, as compared to 12.3% of our ordinary shares as of December 31, 2018 and 13.2% of our ordinary shares as of December 31, 2017.

Senvest Management, LLC (formerly Rima Senvest Management LLC) held less than 5% of our ordinary shares as of December 31, 2019 and 2018, as compared to 7.0% of our ordinary shares as of December 31, 2017.

Morgan Stanley and Morgan Stanley Capital Services LLC held 6.7% of our ordinary shares as of December 31, 2019, as compared to 7.9% of our ordinary shares as of December 31, 2018 and 5.7% of our ordinary shares as of December 31, 2017.

As of February 18, 2020, there were approximately seven holders of record of our ordinary shares in the United States, although we believe that the number of beneficial owners of the ordinary shares is significantly greater. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

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

B.          SIGNIFICANT CHANGES

No significant change has occurred since December 31, 2019, except as otherwise disclosed in this Annual Report.

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

Share Capital

Our authorized share capital consists of NIS 1,025,000 divided into 100,000,000 ordinary shares, nominal value NIS 0.01 per share, and 2,500,000 preferred shares, nominal value NIS 0.01 per share. As of February 18, 2020, we had 29,725,156 ordinary shares outstanding (which does not include 29,471,614 treasury shares) and no preferred shares outstanding.

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

Dividends

Under the Companies Law, we may pay dividends only out of our profits as determined for statutory purposes, unless court approval is granted for the payment of dividends despite the lack of statutory profits. (There is a unified statutory test for the payment of dividends and a company’s repurchase of its outstanding shares.) In 2019 and again in early 2020, we received court approval to pay dividends (and repurchase our shares) up to certain ceilings, despite the lack of statutory profits. The current approval is valid until August 3, 2020. We may seek further approvals to repurchase our shares and to continue to pay dividends. The amount of any dividend to be distributed among shareholders is based on the nominal value of their shares. Our board of directors has determined that we will not distribute any amounts of our undistributed tax exempt income as dividend. We intend to reinvest our tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to our Approved Enterprise program as the undistributed tax exempt income is essentially permanent in duration.

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

Duties of Shareholders

Under the Companies Law, a shareholder also has a duty to act in good faith towards the company and other shareholders and refrain from abusing his or her power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

•	any amendment to the articles of association;

•	an increase of the company’s authorized share capital;

•	a merger; or

•	approval of related party transactions that require shareholder approval.

In addition, any controlling shareholder, any shareholder who can determine the outcome of a shareholder vote and any shareholder who, under the company’s articles of association, can appoint or prevent the appointment of an office holder, is under a duty to act with fairness towards the company. The Companies Law also provides that a breach of the duty of fairness will be governed by the laws governing breach of contract; however, the Companies Law does not describe the substance of this duty.

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

Indemnification of Office Holders

Under the Companies Law, a company can, if permitted by its articles of association, indemnify an office holder for any of the following obligations or expenses incurred in connection with his or her acts or omissions as an office holder:

•	monetary liability imposed on an office holder in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court;

•	reasonable legal costs, including attorney’s fees, expended by an office holder as a result of:

-	an investigation or proceeding instituted against the office holder by a competent authority, provided that such investigation or proceeding concludes without the filing of an indictment against the office holder, and either:

o	no financial liability was imposed on the office holder in lieu of criminal proceedings, or

o	financial liability was imposed on the office holder in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent; and (y) in connection with an administrative enforcement proceeding or a financial sanction (without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Office Holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, and expenses that the Office Holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Israeli Securities Law, including reasonable legal expenses, which term includes attorney fees); and

•	reasonable legal costs, including attorneys’ fees, expended by the office holder or for which the office holder is charged by a court:

-	in an action brought against the office holder by or on behalf of the company or a third party, or

-	in a criminal action in which the office holder is found innocent, or

-	in a criminal action in which the office holder is convicted and in which a proof of criminal intent is not required.

o	A company may indemnify an office holder in respect of these liabilities either in advance of an event or following an event. If a company undertakes to indemnify an office holder in advance of an event, the indemnification, other than legal costs, must be limited to foreseeable events in light of the company’s actual activities when the company undertook such indemnification, and reasonable amounts or standards, as determined by the board of directors.

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

C.             MATERIAL CONTRACTS

In November 2019, we and one of our Israeli subsidiaries, AudioCodes Development Ltd., entered into a royalty buyout agreement (the “Royalty Buyout Agreement”) with the IIA relating to certain grants we have received from the IIA. The contingent net royalty liability to the IIA at the time of the Royalty Buyout Agreement with respect to these grants was approximately $49 million (the “Debt”), including interest to the date of the Royalty Buyout Agreement. As part of the Royalty Buyout Agreement, we agreed to pay $32.2 million to the IIA (to settle the Debt in full) in three annual installments starting in 2019. Pursuant to the Royalty Buyout Agreement, we eliminated all royalty obligations related to our future revenues with respect to these grants.

On September 10, 2019, our shareholders approved our compensation policy for officers and directors for the years 2019 through 2021. See Item 10.B – “Additional Information – Memorandum and Articles of Association – Compensation of Executive Officers and Directors; Executive Compensation Policy.”

On September 10, 2019, our shareholders approved a third amendment to our employment agreement with Shabtai Adlersberg, our President and Chief Executive Officer. The amendment cancelled Mr. Adlersberg’s entitlement to an annual grant of 60,000 options and 60,000 RSUs and instead provided for his receipt of an annual grant of 80,000 RSUs and no options. In addition, the amendment raised the annual cap on Mr. Adlersberg’s performance based annual bonus.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income. Taxable income of the company is subject to a corporate tax rate of 23% effective from January 1, 2018. The deferred tax balances as of December 31, 2019 have been calculated based on this tax rate.

However, the effective tax rate payable by a company that qualifies as an Industrial Company that derives income from an Approved Enterprise, a Beneficiary Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”)

The Investment Law provides certain incentives for capital investments in production facilities (or other eligible assets) by “Industrial Enterprises” (as defined under the Investment Law).

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

Therefore, our income derived from the Approved Enterprise will be entitled to a tax exemption for a period of two years and to an additional period of five to eight years of reduced tax rates of 10% to 25% (based on the percentage of foreign ownership).

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

In May 2019, we notified the Israeli Tax Authority that it had waived its Beneficiary Enterprise status starting from the 2019 tax year and thereafter.

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

The 2017 Amendment provides new tax tracks as follows: Preferred Technology Enterprise – an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion for a tax year. A Technological Preferred Enterprise, as defined in the Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property (in development area A - a tax rate of 7.5%).

The above changes in the tax rates relating to technological preferred enterprises were not taken into account in the computation of deferred taxes as of December 31, 2018 and 2019.

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

However, the amount of such deductible expenses shall be reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Expenditures not so approved are deductible over a three-year period if the research and development is for the promotion or development of the company.

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

However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise, unless a reduced tax rate is provided under an applicable tax treaty. If the dividend is being paid out of certain income attributable to a Preferred Enterprise, the dividend will be subject to tax at the rate of 20%. A different rate may be provided in a treaty between Israel and the shareholder’s country of residence, as mentioned below.

In this regard, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a United States resident (for purposes of the United States-Israel Tax Treaty) is 25%. Consequently, distributions to U.S. residents of income attributed to an Approved Enterprise will be subject to withholding tax at a rate of 15% (20% with respect to Preferred Enterprise). However, generally, the maximum rate of withholding tax on dividends, not generated by an Approved Enterprise or a Preferred Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

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

Distributions With Respect to Our Ordinary Shares

In 2018 and 2019, we paid cash dividends, and in February 2020, we declared a semi-annual cash dividend to be paid in March 2020. We expect to continue to pay dividends in the foreseeable future. In the event we do make a distribution with respect to our ordinary shares, subject to the discussion below under “Passive Foreign Investment Company Status,” for U.S. federal income tax purposes, the amount of the distribution will equal the dollar value of the gross amount of cash and/or the fair market value of any property distributed, including the amount of any Israeli taxes withheld on such distribution as described above under “Israeli Tax Considerations – Taxation of Non-Israeli Shareholders on Receipt of Dividends.” Other than distributions in liquidation or in redemption of our ordinary shares that are treated as exchanges, a distribution with respect to our ordinary shares to a U.S. Holder generally will be treated as a dividend to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution that exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis in its ordinary shares (but not below zero), and then generally as capital gain from a deemed sale or exchange of such ordinary shares. Corporate U.S. Holders generally will not be allowed a deduction under Section 243 of the Code for dividends received on our ordinary shares and thus will be subject to tax at the rate applicable to their taxable income. Currently, a noncorporate U.S. Holder’s “qualified dividend income” generally is subject to tax at lower long-term capital gains rates. For this purpose, “qualified dividend income” generally includes dividends paid by a foreign corporation if, among other things, the noncorporate U.S. Holder meets certain minimum holding period requirements, is not under an obligation to make related payments with respect to positions in substantially similar or related property, and either (a) the stock of such corporation is readily tradable on an established securities market in the U.S., including the Nasdaq Global Select Market, or (b) such corporation is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The U.S. Secretary of the Treasury has indicated that the income tax treaty between the United States and Israel is satisfactory for this purpose. Dividends paid by us will not be treated as qualified dividend income, however, if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes. See the discussion below under the heading “Passive Foreign Investment Company Status.” A noncorporate U.S. Holder may be subject to an additional tax based on its “net investment income,” (which generally is computed as gross income from interest, dividends, annuities, royalties and rents and gain from the sale of property (other than property held in the active conduct of a trade or business that does not regularly trade financial instruments or commodities), less the amount of deductions properly allocable to such income or gain. Such tax is equal to 3.8% of the lesser of an individual U.S. Holder’s (i) net investment income or (ii) the excess of such U.S. Holder’s “modified adjusted gross income” (adjusted gross income plus the amount of any foreign earned income excluded from income under Section 911(a)(1) of the Code, net of deductions and exclusions disallowed with respect to such foreign earned income) over a specified threshold amount ($250,000 in the case of a joint return or surviving spouse, $125,000 in the case of a married individual filing a separate return and $200,000 in any other case). In the case of a U.S. Holder which is an estate or trust, the tax is equal to 3.8% of the lesser of (i) undistributed net investment income or (ii) the excess of adjusted gross income (as defined in Section 67(e) of the Code) over the dollar amount at which the highest tax bracket applicable to an estate or trust begins.

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

However, if we are a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our U.S. source earnings and profits may be recharacterized as U.S. source. A “United States-owned foreign corporation” is any foreign corporation in which United States persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. In general, United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted from these rules. In such case, if 10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends paid on our ordinary shares allocable to our U.S. source earnings and profits will be treated as U.S. source, and, as such, a U.S. Holder may not offset any foreign tax withheld as a credit against U.S. federal income tax imposed on that portion of dividends. The rules governing the treatment of foreign taxes imposed on a U.S. Holder and foreign tax credits are complex, and U.S. Holders should consult their tax advisors about the impact of these rules in their particular situations.

Disposition of Our Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder’s sale, exchange or other taxable disposition of our ordinary shares generally will result in the recognition by such U.S. Holder of capital gain or loss in an amount equal to the difference between the dollar value of the amount realized and the U.S. Holder’s tax basis in the ordinary shares disposed of (measured in dollars). This gain or loss will be long-term capital gain or loss if such ordinary shares have been held or are deemed to have been held for more than one year at the time of the disposition. Non-corporate U.S. Holders currently are subject to a maximum tax rate of 20% on long-term capital gains, also may be subject to the additional tax on “net investment income” described above in “Distributions With Respect to Our Ordinary Shares.” If the U.S. Holder’s holding period on the date of the taxable disposition is one year or less, such gain or loss will be a short-term capital gain or loss. Short-term capital gains generally are taxed at the same rates applicable to ordinary income. See “Israeli Tax Considerations – Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders” for a discussion of taxation by Israel of capital gains realized on sales of our ordinary shares. Any capital loss realized upon the taxable disposition of our ordinary shares generally will be deductible only against capital gains and not against ordinary income, except that noncorporate U.S. Holders generally may deduct annually from ordinary income up to $3,000 of net capital losses. In general, any capital gain or loss recognized by a U.S. Holder upon the taxable disposition of our ordinary shares will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes, although the tax treaty between the United States and Israel may permit gain derived from the taxable disposition of ordinary shares by a U.S. Holder to be treated as foreign-source income for U.S. foreign tax credit purposes under certain circumstances.

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

A U.S. Holder who beneficially owns shares of a PFIC must file U.S. Internal Revenue Service Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with the U.S. Internal Revenue Service annually.

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

ITEM 11.               QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to financial market risk associated with changes in foreign currency exchange rates. To mitigate these risks, we use derivative financial instruments. The majority of our revenues and expenses are generated in dollars. A portion of our expenses, however, is denominated in NIS. In order to protect ourselves against the volatility of future cash flows caused by changes in foreign exchange rates, we use currency forward contracts and currency options. We usually hedge the part of our forecasted expenses denominated in NIS. If our currency forward contracts and currency options meet the definition of a hedge, and are so designated, changes in the fair value of the contracts will be offset against changes in the fair value of the hedged assets or liabilities through earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change. Our hedging program reduces, but does not eliminate, the impact of foreign currency rate movements and due to the general economic slowdown along with the devaluation of the dollar, our results of operations may be adversely affected. Without taking into account the mitigating effect of our hedging activity, a 10% decrease in the dollar exchange rates in effect for the year ending December 31, 2019 would cause a decrease in net income of approximately $6.3 million.

We are subject to market risk from exposure to changes in interest rates relating to borrowings under our loan agreements. The interest rate on these borrowings is based on LIBOR. Based on the scheduled amount of these borrowings to be outstanding in 2020, we estimate that each 100 basis point increase in our borrowing rates would result in additional interest expense to us of approximately $24,400.

ITEM 12.               DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.               DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.               MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.               CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our President and Chief Executive Officer and our Vice President Finance and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in 13a-15(e) under the Securities Exchange Act) as of December 31, 2019. Based on this evaluation, our President and Chief Executive Officer and Vice President Finance and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were (i) designed to ensure that material information relating to us, including our consolidated subsidiaries, is made known to our management, including our President and Chief Executive Officer and Vice President Finance and Chief Financial Officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared and (ii) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management, under the supervision of our President and Chief Executive Officer and our Vice President Finance and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

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

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2019 based on the framework for Internal Control – Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on our assessment under that framework and the criteria established therein, our management concluded that the company’s internal control over financial reporting were effective as of December 31, 2019.

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

ITEM 16.A.           AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Joseph Tenne is an “audit committee financial expert” as defined in Item 16A of Form 20-F and is “independent” as defined in the applicable regulations.

ITEM 16.B.           CODE OF ETHICS

We have adopted a Code of Conduct and Business Ethics that applies to our President and Chief executive Officer, Vice President Finance and Chief Financial Officer and other senior financial officers. We adopted an updated Code of Conduct and Business Ethics in 2018. This Code has been posted on our website, www.audiocodes.com.

ITEM 16.C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has served as our independent public accountants for each of the years in the three-year period ended December 31, 2019. The following table presents the aggregate fees for professional audit services and other services rendered by Kost Forer Gabbay & Kasierer in 2018 and 2019.

	Year Ended December 31, (Amounts in thousands)
	2018	2019
Audit Fees	$382	$390
Audit Related Fees	38	10
Tax Fees	96	115
Total	$516	$515

Audit Fees consist of fees billed for the annual audit of the company’s consolidated financial statements and the statutory financial statements of the company. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include services rendered for the integrated audit over internal controls as required under Section 404 of the Sarbanes-Oxley Act applicable in 2018 and 2019, the provision of consents and the review of documents filed with the SEC.

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

During 2019, no services provided to AudioCodes by Kost Forer Gabbay & Kasierer were approved by the audit committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. We approve all such compensation by the audit committee.

ITEM 16.D.           EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.            PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2019, we repurchased an aggregate of 559,848 of our ordinary shares for an aggregate consideration of approximately $8.0 million, as set forth below:

Period	(a) Total Number of Ordinary Shares Purchased (1)	(b) Average Price Paid per Ordinary Share ($) (2)	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Program	(d) Approximate dollar Value of Shares That May Yet be Purchased under the Program ($)
January 1 – January 31, 2019	86,613	10.95	948,168	11,049,233
February 1 – February 28, 2019 (3)	-	-	0	7,832,701
March 1 – March 31, 2019	-	-	0	7,832,701
April 1 – April 30, 2019	-	-	0	7,832,701
May 1 – May 31, 2019	471,799	14.87	7,016,406	802,141
June 1 – June 30, 2019	1,436	14.39	20,663	781,435
July 1 – July 31, 2019	-	-	0	0
August 1 – August 31, 2019	-	-	0	12,000,000
September 1 – September 30, 2019 (4)	-	-	0	8,496,080
October 1 – October 31, 2019	-	-	0	8,496,080
November 1 – November 30, 2019	-	-	0	8,496,080
December 1 – December 31, 2019	-	-	0	8,496,080
Total in 2019	559,848	14.26	8,002,033	8,496,080

(1) In each of May and November 2017, we received court approval in Israel to repurchase up to $15.0 million of our ordinary shares for an aggregate approval to repurchase up to $30 million of our ordinary shares. In June 2018, the court approved additional $20.0 million in share repurchases and in each of January and August 2019, and February 2020, the court approved additional $12.0 million. Each of the approvals received in the years 2018, 2019 and 2020 allowed us to use the approved amounts for share repurchases or cash dividends. The Israeli court generally limits its approval to six months from the date of application. Consequently, although the program does not have a set end date, it requires renewal each six months by submitting new court application based on the then prevailing facts. No shares were repurchased during 2019 other than through the repurchase program.

(2) Excluding commissions.

(3) In February 2019, we paid a cash dividend in the aggregate amount of $3.2 million.

(4) In September 2019, we paid a cash dividend in the aggregate amount of $3.5 million.

ITEM 16.F.            CHANGE IN REGISTRANT’S CERTIFIED ACCOUNTANT

Not applicable.

ITEM 16.G.           CORPORATE GOVERNANCE

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

ITEM 16.H.           MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.               FINANCIAL STATEMENTS

Not applicable.

ITEM 18.               FINANCIAL STATEMENTS

Reference is made to pages F-1 to F-46 of the financial statements attached hereto.

ITEM 19.               EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit		Incorporated by Reference
No.	Document	Form	File No.	Date Filed

1.1‡	Memorandum of Association of Registrant.	F-1	333-10352	5/13/1999

1.2	Articles of Association of Registrant, as amended.	20-F (2011)	000-30070	4/19/2012

2.1*	Description of Securities.

4.1	License Agreement between AudioCodes Ltd. and DSP Group, Inc., dated as of May 6, 1999.	F-1	333-10352	5/22/1999

4.2	Employment Agreement between AudioCodes Ltd. and Shabtai Adlersberg.	6-K	000-30070	11/12/2009

4.3	Amendment No. 1 to Employment Agreement between AudioCodes Ltd. and Shabtai Adlersberg.	6-K	000-30070	8/8/2013

4.4	Amendment No. 2 to Employment Agreement between AudioCodes Ltd. and Shabtai Adlersberg.	6-K	000-30070	8/8/2017

4.5	Amendment No. 3 to Employment Agreement between AudioCodes Ltd. and Shabtai Adlersberg.	6-K	000-30070	8/14/2019

4.6†	English Summary of Terms of Employment of Lior Aldema, as of March 2019.	20-F (2018)	000-30070	3/19/2019

4.7†	Building and Tenancy Lease Agreement, dated May 11, 2007, by and between Airport City Ltd. and AudioCodes Ltd.	20-F (2006)	000-30070	6/27/2007

4.8†	English Summary of Addendum, dated September 23, 2013, to Lease and Construction Agreement of November 14, 2000, between Airport City Ltd., as landlord and AudioCodes Ltd., as tenant.	6-K	000-30070	1/6/2014

4.9	AudioCodes Ltd. 2008 Equity Incentive Plan.	20-F (2008)	000-30070	6/30/2009

4.10	Amendment to AudioCodes Ltd. 2008 Equity Incentive Plan.	S-8	333-170676	11/18/2010

4.11	Amendment No. 2 to AudioCodes Ltd. 2008 Equity Incentive Plan.	S-8	333-190437	8/7/2013

4.12	Amendment No. 3 to AudioCodes Ltd. 2008 Equity Incentive Plan.	S-8	333-210438	3/29/2016

4.13	Amendment No. 4 to AudioCodes Ltd. 2008 Equity Incentive Plan.	S-8	333-230388	3/19/2019

4.14	Form of Insurance, Indemnification and Exculpation Agreement between the Registrant and each of its directors and executive officers.	6-K	000-30070	11/10/2011

4.15	Form of AudioCodes Ltd. Executive Compensation Policy for the years 2019-2021.	6-K	000-30070	8/14/2019

4.16	Summary of Request For Receipt Of A Loan In Foreign Currency – The First International Bank Of Israel Ltd.	20-F (2015)	000-30070	3/29/2016

4.17†*	English Summary of Royalty Buyout Agreement, dated November 25, 2019, by and among AudioCodes Ltd., AudioCodes Development Ltd., and the Israel National Authority for Technology and Innovation

8.1*	Subsidiaries of the Registrant.

12.1*	Certification of Shabtai Adlersberg, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Niran Baruch, Vice President Finance and Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification by President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification by Vice President Finance and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

101.1*	Interactive Data Files (XBRL-Related Documents).

†	English summary of Hebrew original.
‡	English translation of Hebrew original.
*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

AUDIOCODES LTD.

By:	/s/ SHABTAI ADLERSBERG
Shabtai Adlersberg
President and Chief Executive Officer

Date: February 25, 2020

AUDIOCODES LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

IN U.S. DOLLARS

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

AUDIOCODES LTD. AND ITS SUBSIDIARIES

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AudioCodes Ltd. and its subsidiaries (the "Company") as of December 31, 2019 and 2018 and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2019, and related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2019 and 2018, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 25, 2020, expressed an unqualified opinion thereon.

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

/s/ Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global

We have served as the Company's auditor since 1997.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
February 25, 2020	A Member of Ernst & Young Global

AUDIOCODES LTD.

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

AUDIOCODES LTD. AND ITS SUBSIDIARIES

Opinion on Internal Control over Financial Reporting

We have audited AudioCodes Ltd.'s and its subsidiary's (the "Company") internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and our report dated February 25, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
February 25, 2020	A Member of Ernst & Young Global

AUDIOCODES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2019	2018
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$64,773	$31,503
Short-term and restricted bank deposits	6,416	12,381
Short-term marketable securities and accrued interest	-	19,602
Trade receivables (net of allowance for doubtful accounts of $570 and $790 at December 31, 2019 and 2018, respectively)	27,501	22,279
Other receivables and prepaid expenses	5,626	5,885
Inventories	28,275	22,620

Total current assets	132,591	114,270

LONG-TERM ASSETS:
Long-term and restricted bank deposits	694	1,894
Deferred tax assets	20,466	4,350
Operating lease right-of-use assets	29,688	-
Severance pay funds	19,370	17,518

Total long-term assets	70,218	23,762

PROPERTY AND EQUIPMENT, NET	4,392	3,865

INTANGIBLE ASSETS, NET	901	1,253

GOODWILL	36,222	36,222

Total assets	$244,324	$179,372

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED BALANCE SHEETS (Cont.)

U.S. dollars in thousands, except share and per share data

	December 31,
	2019	2018
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$2,473	$2,487
Trade payables	6,628	6,188
Other payables and accrued expenses	24,692	22,541
Short-term royalty buyout liability (Note 12b)	10,750	-
Deferred revenues	33,538	23,727
Short-term operating lease liabilities	8,579	-

Total current liabilities	86,660	54,943

LONG-TERM LIABILITIES:
Accrued severance pay	20,313	18,728
Long-term bank loans, net of current maturities	1,200	3,687
Long-term royalty buyout liability (Note 12b)	10,749	-
Deferred revenues and other payables	9,831	7,466
Long-term operating lease liabilities	23,097	-

Total long-term liabilities	65,190	29,881

COMMITMENTS AND CONTINGENT LIABILITIES (Note 12)

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value -
Authorized: 100,000,000 shares as of December 31, 2019 and 2018; Issued: 59,040,697 and 58,002,942 shares as of December 31, 2019 and 2018, respectively; Outstanding: 29,569,083 and 29,091,176 shares as of December 31, 2019 and 2018, respectively	94	92
Additional paid-in capital	265,372	256,980
Treasury stock at cost - 29,471,614 and 28,911,766 shares as of December 31, 2019 and 2018, respectively	(137,793)	(129,792)
Accumulated other comprehensive loss	-	(276)
Accumulated deficit	(35,199)	(32,456)

Total shareholders' equity	92,474	94,548

Total liabilities and shareholders' equity	$244,324	$179,372

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year Ended December 31,
	2019	2018	2017
Revenues:
Products	$135,646	$119,887	$107,482
Services	64,641	56,336	49,257

Total revenues	200,287	176,223	156,739

Cost of revenues:
Products	59,022	51,878	47,445
Services	14,129	13,739	11,449
Expenses related to royalty buyout agreement with the Israel National Authority for Technology and Innovation (Note 12b)	32,178	-	-

Total cost of revenues	105,329	65,617	58,894

Gross profit	94,958	110,606	97,845

Operating expenses:
Research and development, net	41,199	34,661	30,348
Selling and marketing	51,535	49,335	48,954
General and administrative	11,778	10,251	8,893

Total operating expenses	104,512	94,247	88,195

Operating income (loss)	(9,554)	16,359	9,650
Financial income (expenses), net	(1,761)	228	(10)

Income (loss) before taxes on income	(11,315)	16,587	9,640
Tax benefit (taxes on income)	15,292	(3,094)	(5,610)

Net income	$3,977	$13,493	$4,030

Earnings per share:
Basic	$0.14	$0.47	$0.13
Diluted	$0.13	$0.45	$0.13

Weighted average number of shares used in computations of earnings per share:
Basic	29,251,888	28,928,060	31,103,703
Diluted	30,799,904	30,219,806	32,168,362

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year Ended December 31,
	2019	2018	2017
Net income	$3,977	$13,493	$4,030

Other comprehensive income ("OCI") related to:
Change in unrealized losses on marketable securities, net of tax:
Gain on marketable securities recognized in OCI	32	12	17
Other comprehensive income related to unrealized loss on marketable securities available-for-sale	32	12	17

Change in unrealized gains (losses) on cash flow hedges:
Gain (loss) on derivatives recognized in OCI	535	(489)	1,739
Loss (gain) on derivatives (effective portion) recognized in income	(291)	245	(1,597)

Other comprehensive income (loss), related to unrealized gains (losses) on cash flow hedges	244	(244)	142

Other comprehensive income (loss)	276	(232)	159

Total comprehensive income	$4,253	$13,261	$4,189

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share and per share data

				Accumulated
		Additional		other
	Share	paid-in	Treasury	comprehensive	Accumulated	Total
	capital	capital	stock	loss	deficit	equity
Balance as of January 1, 2017	$101	$243,082	$(89,923)	$(203)	$(44,398)	$108,659

Purchase of treasury stock	(10)	-	(25,553)	-	-	(25,563)
Issuance of shares upon exercise of options and warrants and vesting of restricted stock units	2	2,787	-	-	-	2,789
Share-based compensation related to options and restricted stock units granted to employees and non-employees	-	2,307	-	-	-	2,307
Other comprehensive income	-	-	-	159	-	159
Net income	-	-	-	-	4,030	4,030

Balance as of December 31, 2017	93	248,176	(115,476)	(44)	(40,368)	92,381

Cumulative effect adjustment resulting from adoption of new accounting pronouncements	-	-	-	-	180	180
Purchase of treasury stock	(5)	-	(14,316)	-	-	(14,321)
Issuance of shares upon exercise of options and warrants and vesting of restricted stock units	4	5,517	-	-	-	5,521
Share-based compensation related to options and restricted stock units granted to employees and non-employees	-	3,287	-	-	-	3,287
Cash dividends paid	-	-	-	-	(5,761)	(5,761)
Other comprehensive loss	-	-	-	(232)	-	(232)
Net income	-	-	-	-	13,493	13,493

Balance as of December 31, 2018	92	256,980	(129,792)	(276)	(32,456)	94,548

Purchase of treasury stock	(1)	-	(8,001)	-	-	(8,002)
Issuance of shares upon exercise of options and warrants and vesting of restricted stock units	3	3,100	-	-	-	3,103
Share-based compensation related to options and restricted stock units granted to employees and non-employees	-	5,292	-	-	-	5,292
Cash dividends paid	-	-	-	-	(6,720)	(6,720)
Other comprehensive income	-	-	-	276	-	276
Net income	-	-	-	-	3,977	3,977

Balance as of December 31, 2019	$94	$265,372	$(137,793)	$-	$(35,199)	$92,474

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year Ended December 31,
	2019	2018	2017
Cash flows from operating activities:

Net income	$3,977	$13,493	$4,030
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,044	2,309	2,438
Amortization of marketable securities premiums and accretion of discounts, net	79	353	570
Share-based compensation related to options and RSUs granted to employees and non-employees	5,292	3,287	2,307
Decrease (increase) in accrued interest and exchange rate effect on loans, marketable securities and bank deposits	140	(32)	403
Decrease (increase) in deferred tax assets, net	(16,282)	2,251	4,922
Decrease (increase) in trade receivables, net	(5,222)	(220)	3,389
Decrease (increase) in other receivables and prepaid expenses	259	(1,012)	(1,316)
Increase in inventories	(5,925)	(6,309)	(230)
Decrease in operating lease right-of-use assets	7,444	-	-
Decrease in operating lease liabilities	(5,456)	-	-
Increase in royalty buyout liability	21,499	-	-
Increase (decrease) in trade payables	440	549	(2,071)
Increase in other payables and accrued expenses	2,805	1,437	1,714
Increase in deferred revenues	12,342	9,354	1,640
Increase (decrease) in accrued severance pay, net	(267)	120	(31)

Net cash provided by operating activities	23,169	25,580	17,765

Cash flows from investing activities:

Purchase of property and equipment	(1,949)	(1,340)	(1,574)
Purchase of marketable securities	(10,025)	-	-
Proceeds from redemption of marketable securities	29,412	7,577	8,116
Investment in short-term and restricted bank deposits	-	(9,636)	-
Proceeds from short-term and restricted bank deposits	10,962	-	662
Proceeds from long-term and restricted bank deposits	1,200	2,307	1,200

Net cash provided by (used in) investing activities	$29,600	$(1,092)	$8,404

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

U.S. dollars in thousands

	Year Ended December 31,
	2019	2018	2017
Cash flows from financing activities:

Purchase of treasury stock	$(8,002)	$(14,321)	$(25,563)
Repayment of long-term bank loans	(2,470)	(2,508)	(3,504)
Payment related to the acquisition of ACS	(410)	(151)	-
Cash dividends paid	(6,720)	(5,761)	-
Proceeds from issuance of shares upon exercise of options and warrants	3,103	5,521	2,789

Net cash used in financing activities	(14,499)	(17,220)	(26,278)

Increase (decrease) in cash, cash equivalents and restricted cash	38,270	7,268	(109)
Cash, cash equivalents and restricted cash at the beginning of the year	31,503	24,235	24,344

Cash, cash equivalents and restricted cash at the end of the year	$69,773	$31,503	$24,235

Supplemental disclosure of cash flow activities:

Cash paid during the year for income taxes	$1,105	$933	$741

Cash paid during the year for interest	$205	$267	$297

Significant non-cash transactions:

Inventory transferred to be used as property and equipment	$270	$252	$-
Right-of-use asset recognized with corresponding lease liability	$4,010	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

a.	Business overview:

AudioCodes Ltd. (the "Company") and its subsidiaries (together the "Group") design, develop and market products and services for advanced voice networking and media processing solutions for the digital workplace. The Company enables enterprises and service providers to build and operate all-IP voice networks for unified communications, contact centers and hosted business services. The Company offers a broad range of innovative products, solutions and services that are used by large multi-national enterprises and leading tier-1 operators around the world.

The Company operates through its wholly-owned subsidiaries in the United States, Europe, Asia, Latin America, Australia and Israel.

b.	The Group is dependent upon sole source suppliers for certain key components used in its products, including certain digital signal processing chips. Although there are a limited number of manufacturers of these particular components, management believes that other suppliers could provide similar components on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which could adversely affect the operating results and financial position of the Group.

c.	During the years ended December 31, 2019, 2018 and 2017, the Group had a major customer which accounted for 16.0%, 17.8% and 17.5%, respectively, of total revenues in those years. In addition, during the years ended December 31, 2019, 2018 and 2017, the Group had an additional major customer which accounted for 13.5%, 11.1% and 12.7%, respectively, of total revenues in those years. No other customer accounted for more than 10% of the Group's revenues in those periods.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"), applied on a consistent basis as follows:

a.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. Management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars ("dollars"):

A majority of the Group's revenues is generated in dollars. In addition, most of the Group's costs are denominated and determined in dollars and in new Israeli shekels ("NIS"). Management believes that the dollar is the currency in the primary economic environment in which the Group operates. Thus, the functional and reporting currency of the Group is the dollar.

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

Cash equivalents represent short-term highly liquid investments that are readily convertible into cash with original maturities of three months or less at the date acquired.

e.	Short-term and restricted bank deposits:

Short-term and restricted bank deposits are deposits with maturities of more than three months, but less than one year. The deposits are mainly in dollars and bear interest at an average rate annual of 1.88% and 2.37% for the years ended December 31, 2019 and 2018, respectively. Short-term and restricted deposits are presented at cost. Any accrued interest on these deposits is included in other receivables and prepaid expenses.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In connection with long-term bank loans and their related covenants, the Company is required to maintain compensating balances with the banks and to maintain deposits in the same banks that provided the loans to the Company (see Note 10). In addition, the Company maintains restricted deposits in connection with an office lease agreement (see also Note 11a). Out of the short-term and restricted bank deposits, a total of $6,409 and $7,374, are restricted short-term deposits as of December 31, 2019 and 2018, respectively.

f.	Marketable securities:

The Group accounts for investments in debt securities in accordance with ASC 320, "Investments - Debt and Equity Securities".

Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date.

As of December 31, 2019, the Group had no investments in marketable securities.

As of December 31, 2018, the Group classified all of its marketable securities as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in "accumulated other comprehensive loss" in shareholders' equity. Realized gains and losses on sale of investments are included in "financial income (expenses), net" and are derived using the specific identification method for determining the cost of securities. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, together with interest on securities, is included in "financial income (expenses), net".

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

For the years ended December 31, 2019, 2018 and 2017, no other-than-temporary impairment losses have been identified.

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

The Group periodically evaluates the quantities on hand relative to current and historical selling prices, historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs are taken based on slow moving items, technological obsolescence, excess inventories, discontinuation of product lines, and market prices lower than cost.

h.	Long-term and restricted bank deposits:

Bank deposits and the related accrued interest with maturities of more than one year are included in long-term investments and presented at their cost. Accrued interest that is payable within a one-year period is included in other receivables and prepaid expenses. The deposits are denominated in dollars and bear interest at an average annual rate of 2.16% and 3.29% for the years ended December 31, 2019 and 2018, respectively. Out of the total long-term bank deposits, a total of $600 and $1,800 are restricted long-term deposits as of December 31, 2019 and 2018, respectively.

i.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

Computers and peripheral equipment	33%
Office furniture and equipment	6% – 20% (mainly 15%)
Leasehold improvements	Over the shorter of the term of the lease, or the useful life of the assets

The Group's long-lived assets are reviewed for impairment in accordance with ASC 360-10-35, "Property, Plant and Equipment - Subsequent Measurement" whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. If such assets are considered to be impaired, recoverability of assets (asset group) to be held and used is measured by a comparison of the carrying amount of an asset (asset group) to the future undiscounted cash flows expected to be generated by the asset. The impairment to be recognized is measured by the amount by which the carrying amount of the assets (asset groups) exceeds the fair value of the assets (asset groups). During the years ended December 31, 2019, 2018 and 2017, no impairment losses have been identified for property and equipment.

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

During the years ended December 31, 2019, 2018 and 2017, no impairment losses have been identified with respect to intangible assets.

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

ASC 350, "Intangibles – Goodwill and Other" prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. In such case, the second phase is then performed, and the Group measures impairment by comparing the carrying amount of the reporting unit's goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess of carrying value over implied fair value. The Group has an option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required.

For each of the three years in the period ended December 31, 2019, the Group performed an annual impairment analysis, using market capitalization, and no impairment losses have been identified.

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

The Group adopted ASC 606, "Revenue from Contracts with Customers", effective January 1, 2018. As a result of this adoption, revenues from products and services are recognized in accordance with ASC 606, and the Group revised its accounting policy for revenue recognition as detailed below. The Group recognizes revenue under the core principle that transfer of control to a customer of the Group generates revenue in an amount reflecting the consideration the Group expects to receive from the customer. As such, the Group identifies a contract with a customer, identifies the performance obligations in the contract, determines the transaction price, allocates the transaction price to each performance obligation in the contract and recognizes revenues when (or as) the Group satisfies a performance obligation.

Product revenues are recognized when all performance obligations are satisfied, at the point of time when control is transferred, the product has been delivered and the benefit of the asset has been transferred.

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

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Group's products contain a significant element relating to its proprietary technology and its solutions offer substantially different features and functionality. As a result, the comparable pricing of products with similar functionality typically cannot be obtained. Additionally, as the Group is unable to reliably determine the selling prices of comparable products sold by competitors and generally does not sell the products separately on a stand-alone basis, the stand-alone selling prices are not directly observable. Therefore, the Group makes estimates, based on reasonably available information. The estimated selling price is established considering multiple factors including, but not limited to, pricing practices in different geographical areas and through different sales channels, gross margin objectives, internal costs, the pricing strategies of competitors and industry technology lifecycles.

The Group grants to certain customers a right of return or the ability over a limited period to exchange for other products a specific percentage of the total price paid for products they have purchased. The Group maintains a provision for product returns and exchanges and other incentives based on its experience with historical sales returns, analysis of credit memo data and other known factors, all in accordance with ASC 606. This provision is deducted from revenues and amounted to $1,885 and $2,272 as of December 31, 2019 and 2018, respectively. Following the adoption of ASC 606, this provision was recorded as part of other payables and accrued expenses.

Deferred revenues include amounts invoiced to customers for which revenue has not yet been recognized. Deferred revenues are recognized as (or when) the Group performs the performance obligations under the contract.

The Group pays sales commissions to sales and marketing personnel, based on their attainment of certain predetermined sales goals. Some sales commissions for support earned by its employees are capitalized and amortized on a straight line basis over the related contractual support period. Amortization expenses related to these costs are included in selling and marketing expenses in the consolidated statements of operations.

Following the adoption of ASC 606, the Group has included as part of other receivables and prepaid expenses in its consolidated balance costs to obtain a contract in the amount of $460 and $422, as of December 31, 2019 and 2018, respectively. In addition, the Group's consolidated statement of operations included a reduction of expenses, compared to the accounting treatment under ASC 605, "Revenue Recognition", in the net amount of $38 and $242 for the years ended December 31, 2019 and 2018, respectively.

Remaining performance obligations represents contracted revenues that have not yet been recognized, which includes deferred revenues and non-cancelable contracts that will be recognized as revenue in future periods. The following table represents the remaining performance obligations as of December 31, 2019, which are expected to be satisfied and recognized in future periods:

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	Year Ending December 31,
	2020	2021	2022 and thereafter
Product	$3,896	$16	$-
Services	29,642	5,654	4,022

	$33,538	$5,670	$4,022

m.	Warranty costs:

The Group usually provides an assurance-type warranty for a period of 12 months at no extra charge. The Group estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Group's warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Group periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary. As of December 31, 2019 and 2018, the provision for warranty amounted to $284 and $323, respectively.

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

Participation grants from the Israel National Authority for Technology and Innovation (formerly known as the Office of the Chief Scientist of the Israeli Ministry of Economy and Industry) (the "IIA") for research and development activity are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of research and development costs. Research and development grants recognized during the years ended December 31, 2019, 2018 and 2017 were $1,323, $5,734 and $8,290, respectively.

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

The components of AOCI were as follows:

	Unrealized gains (losses) on available- for-sale marketable securities	Unrealized gains (losses) on cash flow hedges	Total
Balance as of January 1, 2019	$(32)	$(244)	$(276)

Other comprehensive income before reclassifications	32	535	567
Amounts reclassified from AOCI	-	(291)	(291)
Other comprehensive income	32	244	276

Balance as of December 31, 2019	$-	$-	$-

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The effects on net income of amounts reclassified from AOCI in the year ended December 31, 2019 derive from realized losses on cash flow hedges recorded in operating expenses and from realized losses on available-for-sale marketable securities recorded in financial income (expenses), net.

q.	Concentrations of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, trade receivables, marketable securities and foreign currency derivative contracts.

The majority of the Group's cash and cash equivalents, bank deposits and foreign currency derivative contracts are invested in dollar denominated instruments with major banks in Israel and the United States. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group's investments are corporations with high credit standing.

Accordingly, management believes that low credit risk exists with respect to these financial investments.

Marketable securities include investments in dollar-denominated corporate bonds. Marketable securities consist of highly liquid debt instruments with high credit standing. The Company's investment policy, approved by the Board of Directors, limits the amount the Group may invest in any one type of investment or issuer, thereby reducing credit risk concentrations. Management believes that the Group’s portfolio is well diversified and, accordingly, minimal credit risk exists with respect to these marketable debt securities.

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

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Certain outstanding options, restricted share units ("RSUs") and warrants have been excluded from the calculation of the diluted earnings per share since such securities are anti-dilutive for all years presented. The total weighted average number of shares related to the outstanding options, RSUs and warrants that have been excluded from the calculation of diluted earnings per share was 48,491, 158,823 and 317,186 for the years ended December 31, 2019, 2018 and 2017, respectively.

s.	Accounting for share-based compensation:

The Company accounts for share-based compensation in accordance with ASC 718, "Compensation-Stock Compensation". ASC 718 requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of operations.

The weighted-average estimated fair value of employee stock options granted during the years ended December 31, 2019, 2018 and 2017, was $6.63, $3.02 and $3.05 per share, respectively, using the Black-Scholes option pricing model. Fair values were estimated using the following weighted-average assumptions (annualized percentages):

	Year Ended December 31,
	2019	2018	2017
Dividend yield	1.13%-1.64%	0%-2.66%	0%
Expected volatility	38.08%-39.34%	37.74%-41.72%	41.78%-47.25%
Risk-free interest	1.66%-2.59%	2.40%-3.06%	1.81%-2.14%
Expected life	4.75-5.21 years	4.78-5.27 years	4.77-5.28 years

The Company used its historical volatility in accordance with ASC 718. The computation of volatility uses historical volatility derived from the Company's exchange traded shares. The expected term of options granted is estimated based on historical experience and represents the period of time that options granted are expected to be outstanding. The risk free interest rate assumption is the implied yield currently available on United States treasury zero-coupon issues with a remaining term equal to the expected life of the Company's options. The dividend yield assumption is based on the Company's historical experience and expectation of future dividend payouts and may be subject to substantial change in the future. The Company paid its first cash dividend during the third quarter of 2018 and currently expects to pay cash dividends in the future, although there can be no assurance that it will do so. See also Note 18.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The total share-based compensation expenses relating to all of the Company's share-based awards recognized for the years ended December 31, 2019, 2018 and 2017 were included in items of the consolidated statements of operations, as follows:

	Year Ended December 31,
	2019	2018	2017
Cost of revenues	$183	$186	$84
Research and development expenses, net	937	651	383
Selling and marketing expenses	2,171	1,238	1,024
General and administrative expenses	2,001	1,212	816

Total share-based compensation expenses	$5,292	$3,287	$2,307

t.	Treasury stock:

The Company has repurchased its ordinary shares from time to time in the open market, and holds such repurchased shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders' equity. See also Note 13a.

u.	Severance pay:

The liability for severance pay for Israeli employees is calculated pursuant to the Israeli Severance Pay Law, 1963 (the "Severance Pay Law"), based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date for all employees in Israel. Employees who have been employed for more than a one-year period are entitled to one month's salary for each year of employment or a portion thereof. The Group's liability for all of its Israeli employees is fully provided for by monthly deposits with severance pay funds, pension funds, insurance policies and by an accrual. The value of these deposits is recorded as an asset in the Company's consolidated balance sheet.

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

Severance pay expenses for the years ended December 31, 2019, 2018 and 2017, amounted to $2,324, $2,680 and $2,631, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Employee benefit plan:

The Group has 401(k) defined contribution plans covering employees in the U.S. All eligible employees may elect to contribute a portion of their annual compensation to the plan through salary deferrals, subject to the IRS limit of $19 during the years ended December 31, 2018 and 2019, plus a catch-up contribution of $6 for participants age 50 or over. The Group matches 50% of employees' contributions, up to a maximum of 6% of the employees' annual pay. In the years ended December 31, 2019, 2018 and 2017, the Group matched contributions in the amount of $318, $308 and $287, respectively.

w.	Advertising expenses:

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2019, 2018 and 2017 amounted to $669, $627 and $442, respectively.

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

The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term and restricted bank deposits, trade receivables, trade payables, other receivables and prepaid expenses and other payables and accrued expenses approximate their fair value due to the short-term maturity of such instruments. The fair value of long-term and restricted bank deposits and long-term bank loans also approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

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

Level 1	-	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	-	Observable inputs, other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3	-	Unobservable inputs which are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. See also Note 8.

y.	Derivatives and hedging:

The Group accounts for derivative instruments and hedging based on ASC 815, "Derivatives and Hedging".

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

On January 1, 2019, the Group adopted ASC 842, "Leases", on the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). ASC 842 supersedes the previous leases standard, ASC 840, "Leases". ASC 842 requires lessees to apply a dual approach, classifying leases as either finance or operating leases, based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification determines whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use ("ROU") asset and a lease liability for all leases with a term of greater than 12 months, regardless of their classification. The Company elected, as a practical expedient, to account for leases with a term of 12 months or less in a manner similar to the accounting under pre-existing guidance for operating leases. In July 2018, the FASB issued amendments in ASU 2018-11, which provides another transition method in addition to the existing transition method, by allowing entities to initially apply the new lease accounting standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption, and to not apply the new guidance in the comparative periods they present in the financial statements. The guidance is effective for the interim and annual periods beginning on or after December 15, 2018, and the Company has elected to apply the standard using a modified retrospective transition method at the beginning of the period of adoption (January 1, 2019) through a cumulative-effect adjustment.

The most significant impact from recognition of ROU assets and lease liabilities relates to the Company's office space. However, the adoption of ASC 842 does not have a material impact on the operating expenses in the Company's consolidated statements of operations, since the expense recognition under ASC 842 is similar to current practice. The Company's financial income (expenses), net is impacted by the revaluation of the lease liabilities denominated in non-dollar currencies.

To adopt ASC 842, the Company has implemented changes to its existing systems and processes in conjunction with a review of existing vendor agreements. Upon adoption as of January 1, 2019, the Company recorded ROU assets and lease liabilities in the amount of $33,122. See also Note 11.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

aa.	New accounting pronouncements not yet effective:

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326)". ASU 2016-13 requires that financial assets measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis. The measurement of expected credit losses is based upon historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. ASU 2016-13 will become effective for annual and interim periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The new standard will be effective for interim and annual periods beginning after January 1, 2020, and early adoption is permitted. The Company does not expect this standard to have a material effect on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, "Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment". ASU 2017-04 eliminates the requirement to measure the implied fair value of goodwill by assigning the fair value of a reporting unit to all assets and liabilities within that unit (the "Step 2 Test") from the goodwill impairment test. Instead, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited by the amount of goodwill in that reporting unit.

ASU 2017-04 will become effective for the Company beginning January 1, 2020 and must be applied to any annual or interim goodwill impairment assessments after that date. The Company will adopt this standard on a prospective basis as of January 1, 2020 and does not expect this standard to have a material effect on its consolidated financial statements

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- ACQUISITION OF ACS

On December 31, 2015 (the "Closing Date"), the Company entered into a share purchase agreement, according to which the Company acquired 100% of the outstanding shares of ACS, a Dutch company which provides unified communications solutions. Following the transaction, ACS became a wholly-owned subsidiary of the Company.

As part of the share purchase agreement, the Company agreed to pay an earn out amount, based on the sales of the Company's products related to ACS technology (the “ACS Products”) during the years 2016 until 2018.

The acquisition was accounted for using the purchase method. The $4,109 purchase price for the acquisition was composed of the following amounts: (i) a $2,000 payment in cash payable on the Closing Date; and (ii) $2,109, which represented the fair value of the ACS earn out.

Since the actual and expected revenues from ACS Products in the years ended December 31, 2018 and 2017 were different than the Company's original expectations, the Company recorded income of $23 and expenses of $(206) in the years ended December 31, 2019 and 2018, respectively, as a result of revaluation of the ACS earn out liability. Such income (expense) is included in general and administrative expenses in the consolidated statements of operations for the years ended December 31, 2019 and 2018. In February 2019 and in March 2018, the Company paid $410 and $151, respectively, to settle the ACS earn out.

In addition, the Company agreed to pay $500 after 12 months and an additional $500 after 24 months following the Closing Date upon meeting cumulative conditions (including service conditions) for each of these two periods (the "Deferred Payments"). The Deferred Payments were recorded as payroll expenses during the years ended December 31, 2017 and 2016. In March 2018 and in February 2017, the Company paid $500 and $448, respectively, to settle the Deferred Payments.

As of December 31, 2019 and 2018, the estimated fair value of the ACS earn out amounted to $0 and $433, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:- MARKETABLE SECURITIES AND ACCRUED INTEREST

The following is a summary of available-for-sale marketable securities:

	December 31, 2018
	Amortized	Unrealized	Unrealized	Fair
	cost	gains	losses	Value
Corporate bonds:
Maturing within one year	$19,463	$-	$(32)	$19,431
Accrued interest	171	-	-	171

Balance as of December 31, 2018	$19,634	$-	$(32)	$19,602

These investments were issued by highly rated corporations. Accordingly, the securities were not settled at a price less than the amortized cost of the Group's investment. As of December 31, 2018, the Group did not have any investments in marketable securities that were in an unrealized loss position for a period of twelve months or greater. Since the Group had the ability and intent to hold these investments until an anticipated recovery of fair value, which was until maturity, the Group did not consider these investments to be other-than-temporarily impaired as of December 31, 2018. Unrealized gains (losses) are valued using alternative pricing sources and models utilizing observable market inputs.

As of December 31, 2019, the Group did not have any investments in marketable securities.

NOTE 5:- INVENTORIES

	December 31,
	2019	2018
Raw materials	$10,700	$6,156
Finished products	17,575	16,464

	$28,275	$22,620

In the years ended December 31, 2019, 2018 and 2017, the Group wrote-off inventories in a total amount of $4,493, $1,892 and $1,946, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:- PROPERTY AND EQUIPMENT, NET

	December 31,
	2019	2018
Cost:
Computers and peripheral equipment	$22,105	$31,003
Office furniture and equipment	12,336	12,259
Leasehold improvements	2,281	3,622

	36,722	46,884
Accumulated depreciation:
Computers and peripheral equipment	20,356	29,312
Office furniture and equipment	10,599	10,951
Leasehold improvements	1,375	2,756

	32,330	43,019

Depreciated cost	$4,392	$3,865

Depreciation expenses amounted to $1,692, $1,562 and $1,606 for the years ended December 31, 2019, 2018 and 2017, respectively.

During 2019, the Company recorded a reduction of $12,381 to the cost and accumulated depreciation of fully depreciated equipment and leasehold improvements no longer in use, following an assessment made by the Company. In 2018, the Company did not record any such reduction.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:- INTANGIBLE ASSETS, NET

		Useful life	December 31,
		(years)	2019	2018
a.	Impaired cost:
	Acquired technology and license	5 - 10	$19,857	$19,857
	Customer relationship	4.5 - 9	4,750	4,750

			24,607	24,607
	Accumulated amortization:
	Acquired technology and license		19,027	18,735
	Customer relationship		4,679	4,619

			23,706	23,354

	Amortized cost		$901	$1,253

b.	Amortization expenses related to intangible assets amounted to $352, $747 and $832 for the years ended December 31, 2019, 2018 and 2017, respectively.

c.	Expected amortization expenses are as follows:

Year ending December 31,
2020	$332
2021	284
2022	272
2023	13

$901

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:- FAIR VALUE MEASUREMENTS

In accordance with ASC 820, the Group measures its foreign currency derivative instruments, marketable securities and ACS earn out liability related to the acquisition of ACS, at fair value. Investments in foreign currency derivative instruments and marketable securities are classified within Level 2 of the fair value hierarchy. This is because these assets (liabilities) are valued using alternative pricing sources and models utilizing market observable inputs. The ACS earn out liability is classified within Level 3 of the fair value hierarchy because this liability is based on present value calculations and an external valuation model whose inputs include market interest rates, estimated operational capitalization rates and volatilities. Unobservable inputs used in this model are significant.

The Group's financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates:

	December 31, 2018
	Fair value measurements using input type
	Level 2	Level 3	Total
Marketable securities	$19,602	$-	$19,602
Financial liabilities related to foreign currency derivative hedging contracts	(293)	-	(293)
Earn out liability related to the acquisition of ACS	-	(433)	(433)

Total financial net assets (liabilities) as of December 31, 2018	$19,309	$(433)	$18,876

As of December 31, 2019, the Group had no financial instruments measured at fair value.

Fair value measurements using significant unobservable inputs (Level 3):

Balance at January 1, 2019	$(433)
Payment of earn out liability	410
Adjustment due to change in the forecast of earn out consideration	23

Balance at December 31, 2019	$-

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:- OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2019	2018
Payroll and other employee related accruals	$13,147	$9,723
Accrued expenses	7,173	6,525
Government authorities	2,331	1,525
Provision for return	1,885	2,272
Royalties provision	150	1,770
Others	6	726

	$24,692	$22,541

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

As of December 31, 2019 and 2018, the banks have a lien on the Company's assets that secure the 2015 Loans and the 2016 Loans. As of December 31, 2019 and 2018, the Company is required to maintain a total of $1,800 and $3,000, respectively, in compensating balances with the banks, to secure the 2015 Loans and the 2016 Loans.

As of December 31, 2019 and 2018, the compensating balances are included in short-term and restricted bank deposits in the amount of $1,200 for both years, and long-term and restricted bank deposits in the amount of $600 and $1,800, respectively. The amount of the compensating balances that is required decreases as the loans are repaid. The agreements with respect to the 2015 Loans and the 2016 Loans require the Company, among other things, to meet certain financial covenants such as maintaining shareholders' equity, cash balances, and liabilities to banks at specified levels, as well as achieving certain levels of operating income (the "Covenants").

As of December 31, 2019 and 2018, the Company was in compliance with the Covenants.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:- LEASES

a.	Lease commitments:

The Group's facilities are leased under several lease agreements for periods ending up to 2027, with options to extend the leases ending up to 2029.

In addition, the Company has various operating lease agreements with respect to motor vehicles.

Lease expenses of office rent and vehicles for the years ended December 31, 2019, 2018 and 2017 were approximately $8,149, $8,325 and $7,952, respectively. Lease expenses for the years ended December 31, 2019, 2018 and 2017 include an offset for sublease rental of $1,359, $1,315 and $1,183, respectively.

The Company's capitalized operating lease agreements have remaining lease terms ranging from 1 year to 9.5 years, including agreements with options to extend the leases for up to 5 years.

The following table represents the weighted-average remaining lease term and discount rate:

Year ended December 31, 2019
Weighted average remaining lease term	4.17 years
Weighted average discount rate	2.23%

The discount rate was determined based on the estimated collateralized borrowing rate of the Company, adjusted to the specific lease term and location of each lease.

Maturities of operating lease liabilities were as follows:

Year ending December 31,
2020	$8,597
2021	7,533
2022	6,926
2023	6,701
2024 and thereafter	3,626

Total lease payments *)	$33,383

Less - imputed interest	$(1,707)

Present value of lease liabilities	$31,676

*) Total lease payments have not been reduced by sublease rental payments of $2,741 due in the future under non-cancelable subleases.

In connection with the Company's offices lease agreement in Israel, the lessor has a lien of $5,000 which is included in short-term and restricted bank deposits.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Inventory purchase commitments:

The Group is obligated under certain agreements with its suppliers to purchase specified items of excess inventory which are expected to be utilized in 2020. As of December 31, 2019, non-cancelable purchase obligations were approximately $23,020.

b.	Royalty commitment to the IIA:

Under the research and development agreements of the Company and its Israeli subsidiaries with the IIA and pursuant to applicable laws, the Company and its Israeli subsidiaries were required to pay royalties at the rate of 1.3%-5% on sales to end customers of products developed with funds provided by the IIA, up to an amount equal to 100% of the IIA research and development grants received, linked to the dollar plus interest on the unpaid amount received based on the 12-month LIBOR rate (from the year the grant was approved) applicable to dollar deposits. The Company and its Israeli subsidiaries were obligated to repay the IIA for the grants received only to the extent that there are sales of the funded products.

In November 2019, the Company and one of its Israeli subsidiaries, AudioCodes Development Ltd., entered into a royalty buyout agreement (the "Royalty Buyout Agreement") with the IIA relating to certain grants they had received from the IIA. The contingent net royalty liability to the IIA at the time of the Royalty Buyout Agreement with respect to these grants was $49,008 (the "Debt"), including interest to the date of the Royalty Buyout Agreement. As part of the Royalty Buyout Agreement, the Company agreed to pay $32,178 to the IIA (to settle the Debt in full) in three annual installments starting in 2019. The annual installments are linked to the NIS and bears interest. Pursuant to the Royalty Buyout Agreement, the Company eliminated all royalty obligations related to its future revenues with respect to these grants.

In November 2019, the Company paid the first installment of approximately $10,700 million due under the Royalty Buyout Agreement.

As of December 31, 2019, and 2018, the Company's other Israeli subsidiaries have a contingent obligation to pay royalties in the amount of approximately $16,468 and $16,159, respectively.

c.	Royalty commitments to third parties:

The Group has entered into technology licensing fee agreements with third parties. Under the agreements, the Group agreed to pay the third parties royalties, based on sales of relevant products.

d.	legal proceedings:

In March 2019, a complaint for patent infringement was filed against the Company's U.S. subsidiary. In June 2019, the matter was settled without admission of liability for $21. The settlement was submitted to and approved by the court.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS' EQUITY

a.	Treasury stock:

During the year ended December 31, 2014, the Company's Board of Directors approved a program to repurchase up to $3,000 of its ordinary shares (the "Share Repurchase Program"), which is the amount that the Company could repurchase according to Israeli law without further approval from an Israeli court. During the five years ended December 31, 2018, the Company received Israeli court approvals to purchase up to an additional $130,000 of its ordinary shares. In addition, in each of February 2019, August 2019 and February 2020, the Company received court approval to purchase up to an additional $12,000 of its ordinary shares (the "Permitted Amount"). These three court approvals also permit the Company to declare a dividend of any part of the Permitted Amount during the approved validity period. The February 2020 court approval for share repurchases will expire on August 3, 2020.

As of December 31, 2019, pursuant to the Company’s Share Repurchase Program, the Company had repurchased a total of 29,471,614 of its ordinary shares at a total cost of $137,868 (of which 559,848 of its ordinary shares were repurchased during the year ended December 31, 2019 for aggregate consideration of $8,002).

b.	Cash Dividend:

On January 28, 2019, the Company declared a cash dividend of $0.11 per share. The dividend, in the aggregate amount of $3,218, was paid on February 19, 2019 to all of the Company's shareholders of record on February 7, 2019.

On August 6, 2019, the Company declared a cash dividend of $0.12 per share. The dividend, in the aggregate amount of $3,502, was paid on September 3, 2019 to all of the Company's shareholders of record on August 19, 2019.

c.	Employee and Non-Employee Share Option Plan:

In 2008, the Company's Board of Directors approved the 2008 Equity Incentive Plan (the "Plan") that became effective in January 2009. Under the Plan, options and RSUs may be granted to employees, officers, non-employee consultants and directors of the Company. As of December 31, 2019, the total number of shares authorized for future grant under the Plan is 1,878,993.

Share options granted under the Plan expire seven years from the date of grant and any options that are forfeited or cancelled before expiration become available for future grants.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS' EQUITY (Cont.)

The following is a summary of the Company's stock option activity and related information for the year ended December 31, 2019:

	Amount of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Options outstanding at beginning of year	1,852,661	$5.38	3.9	$8,354
Changes during the year:
Granted	210,500	$12.95
Exercised	(695,255)	$4.43
Forfeited	(26,833)	$7.09

Options outstanding at end of year	1,341,073	$7.03	3.9	$25,021

Options exercisable at end of year	773,983	$5.59	2.8	$15,560

The weighted average grant-date fair value of options granted during the years ended December 31, 2019, 2018 and 2017 was $6.63, $3.02 and $3.05, per option, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing share price on the last trading day of the fiscal year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on the last trading day of the fiscal year. This amount changes based on the fair market value of the Company's ordinary shares.

Total intrinsic value of options exercised for the years ended December 31, 2019, 2018 and 2017 was $9,352, $6,407 and $1,562, respectively.

The following is a summary of the Company's RSU activity and related information for the year ended December 31, 2019:

	Number of shares	Weighted average grant date fair value
RSUs outstanding at beginning of year	930,596	$7.47
Changes during the year:
Granted	403,198	$15.92
Vested	(337,500)	$7.18
Forfeited	(19,125)	$10.43

RSUs outstanding at end of year	977,169	$11.00

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- SHAREHOLDERS' EQUITY (Cont.)

The following is a summary of warrants issued to non-employees for the year ended December 31, 2019:

	Number of shares	Weighted average exercise price
Warrants outstanding at beginning of year	5,000	$5.00
Changes during the year:
Exercised	(5,000)	$5.00

Warrants outstanding and exercisable at end of year	-	$0.00

As of December 31, 2019, there was a total of $7,815 unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 1.07 years.

The options for employees outstanding as of December 31, 2019, have been separated into ranges of exercise prices, as follows:

Range of exercise price	Number of options outstanding as of December 31, 2019	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number of options exercisable as of December 31, 2019	Weighted average exercise price of exercisable options
$3.40-4.03	230,900	2.93	$3.87	198,400	$3.85
$4.14-5.80	350,633	2.42	$4.84	264,633	$4.91
$6.25-8.17	469,390	3.92	$7.06	277,025	$6.86
$9.69-19.30	290,150	6.30	$12.15	33,925	$10.56

	1,341,073	3.87	$7.03	773,983	$5.59

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

On April 1, 2005, an amendment to the Investment Law came into effect (the "2005 Amendment") that significantly changed the provisions of the Investment Law. The 2005 Amendment limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as a "Beneficiary Enterprise".

In January 2011, another amendment to the Investment Law came into effect (the "2011 Amendment"). According to the 2011 Amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Company's entire income subject to this amendment (the "Preferred Income"). Once an election is made, the Company's income will be subject to the amended tax rate of 16% from 2015 and thereafter (or 9% a preferred enterprise located in development area A).

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2016 and 2017 Budget Years), 2016, which includes Amendment 73 to the Investment Law ("Amendment 73") was published. According to Amendment 73, a preferred enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2016 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

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

On May 2019, the Company notified the Israel Tax Authority that it had waived its Beneficiary Enterprise status starting from the 2019 tax year and thereafter.

3.	Tax benefits under the law for the Encouragement of Industry (Taxes), 1969 (the "Encouragement Law"):

The Encouragement Law provides several tax benefits for industrial companies. An industrial company is defined as a company resident in Israel, that at least 90% of the income of which in a given tax year exclusive of income from specified government loans, capital gains, interest and dividends, is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity.

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

Eligibility for benefits under the Encouragement Law is not subject to receipt of prior approval from any governmental authority. No assurance can be given that the Israel Tax Authority will agree that the Company qualifies and will continue to qualify as an industrial company, or that the benefits described above will be available to the Company in the future.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- TAXES ON INCOME (Cont.)

4.	Tax Benefits for Research and Development:

Israeli tax law (section 20a to the Israeli Tax Ordinance) allows, under certain conditions, a tax deduction for research and development expenses, including capital expenses, for the year in which they are paid. Such expenses must relate to scientific research in industry, agriculture, transportation, or energy, and must be approved by the relevant Israeli government ministry, determined by the field of research. Furthermore, the research and development must be for the promotion of the company's business and carried out by or on behalf of the company seeking such tax deduction. However, the amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. As for expenses incurred in scientific research that is not approved by the relevant Israeli government ministry, they will be deductible over a three-year period starting from the tax year in which they are paid. The Company believes that it is eligible for the abovementioned benefit for the majority of its research and development expenses.

5.	Tax rates:

Taxable income of the Company is subject to a corporate tax rate as follows: in 2017 - 24%, in 2018 and in 2019 - 23%.

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

The deferred tax balances as of December 31, 2019 have been calculated based on the revised tax rates.

The effective tax rate payable by a company which is taxed under the Investment Law may be considerably lower (see also a2 above).

b.	U.S. Tax Reform:

In December 2017, the U.S. enacted significant tax reform through the Tax Cut and Jobs Act ("TCJA"). The TCJA enacted significant changes affecting the year ended December 31, 2017, including, but not limited to, (i) reducing the U.S. federal corporate income tax rate to 21%; and (ii) imposing a one-time Transition Tax (the "Transition Tax") on certain un-repatriated earnings of foreign subsidiaries of U.S. companies that had not been previously taxed in the U.S.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- TAXES ON INCOME (Cont.)

The TJCA also established new tax provisions affecting 2018, including, but not limited to: (i) creating a new provision designed to tax global intangible low tax income ("GILTI"); (ii) generally eliminating U.S. federal taxes on dividends from foreign subsidiaries; (iii) eliminating the corporate alternative minimum tax ("AMT"); (iv) creating the base erosion anti-abuse tax ("BEAT"); (v) establishing a deduction for foreign derived intangible income ("FDII"); (vi) repealing domestic production activity deduction; and (vii) establishing new limitations on deductible interest expense and certain executive compensation.

ASC 740 requires companies to account for the tax effects of changes in income tax rates and laws in the period in which legislation is enacted (December 22, 2017). ASC 740 does not specifically address accounting and disclosure guidance in connection with the income tax effects of the TCJA.

The deferred tax balances as of December 31, 2019 and 2018 have been calculated based on the revised tax rates.

The Group has completed the accounting for all the impacts of the TCJA. During 2018, as part of finalizing the analysis, the Company's U.S. subsidiary recorded adjustments that relate to the Transition Tax and GILTI in the total amounts of approximately $660 and $520, respectively.

c.	Net operating loss carryforward:

As of December 31, 2019, the Company has total available carryforward tax losses of approximately $14,800 which can be carried forward and offset against taxable income in the future for an indefinite period. As of December 31, 2019, the Company recorded a net deferred tax asset of $13,863 in respect of such carryforward tax losses and other temporary differences.

As of December 31, 2019, the Company's Israeli subsidiaries have total available carryforward tax losses of approximately $75,800. The net operating losses may be claimed and offset against taxable income in the future for an indefinite period.

The Company's U.S. subsidiary has total available carryforward tax losses of approximately $50,800 to offset against future U.S. federal taxable gains. These carryforward tax losses expire between 2020 and 2032. As of December 31, 2019, the Company's U.S. subsidiary recorded a deferred tax asset of $6,588 in respect of such carryforward tax losses.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- TAXES ON INCOME (Cont.)

d.	Income (loss) before taxes on income is comprised as follows:

	Year Ended December 31,
	2019	2018	2017
Domestic	$(18,264)	$10,084	$5,948
Foreign	6,949	6,503	3,692

	$(11,315)	$16,587	$9,640

e.	Taxes on income (tax benefits) are comprised as follows:

	Year Ended December 31,
	2019	2018	2017
Current taxes	$990	$843	$688
Deferred tax expense (income)	(16,282)	2,251	4,922

	$(15,292)	$3,094	$5,610

Domestic	$(10,421)	$1,610	$2,979
Foreign	(4,871)	1,484	2,631

	$(15,292)	$3,094	$5,610

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group's deferred tax liabilities and assets are as follows:

	December 31,
	2019	2018
Deferred tax assets:
Net operating loss carryforward	$31,391	$30,330
Reserves and allowances	12,588	5,613

Net deferred tax assets before valuation allowance	43,979	35,943
Less - valuation allowance	(23,513)	(31,593)

Deferred tax asset	$20,466	$4,350

Deferred tax liability	$(139)	$(305)

Deferred tax asset:
Domestic	13,863	3,342
Foreign	6,603	1,008

	$20,466	$4,350

Deferred tax liability:
Foreign	$(139)	$(305)

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:- TAXES ON INCOME (Cont.)

g.	Reconciliation of the theoretical tax expenses:

A reconciliation between the theoretical tax expense (benefit), assuming all income is taxed at the Israeli statutory corporate tax rate applicable to the income of the Company, and the actual tax expense (benefit) as reported in the statement of operations is as follows:

	Year Ended December 31,
	2019	2018	2017
Income (loss) before taxes, as reported in the consolidated statements of operations	$(11,315)	$16,587	$9,640

Israeli statutory corporate tax rate	23.0%	23.0%	24.0%

Theoretical tax expense (benefit) on the above amount at the Israeli statutory corporate tax rate	$(2,602)	$3,815	$2,314
Income tax at rate other than the Israeli statutory corporate tax rate	78	458	33
Non-deductible expenses, including share-based compensation expenses	693	384	629
Losses for which valuation allowance was provided (utilized)	(12,076)	(2,874)	2,692
Changes in exchange rates of subsidiaries	(1,455)	1,388	(1,717)
Impact of rate change	-	-	943
Unrecognized tax benefits	-	(386)	-
Impact of TCJA	-	271	396
Other	70	38	320

Actual tax expense (benefit)	$(15,292)	$3,094	$5,610

h.	Tax assessments:

The Company has received a final tax assessment through the tax year 2015.

The Company is currently undergoing an income tax audit for the tax years 2016-2018. The audit is in its early stage.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- FINANCIAL INCOME (EXPENSES), NET

	Year Ended December 31,
	2019	2018	2017
Financial expenses:
Interest	$(198)	$(266)	$(294)
Amortization of marketable securities premiums and accretion of discounts, net	(80)	(353)	(570)
Exchange rate differences	(2,171)	(318)	(73)
Other	(322)	(265)	(282)

	(2,771)	(1,202)	(1,219)
Financial income:
Gain related to non-hedging derivative instruments	-	305	-
Interest and other	1,010	1,125	1,209

	1,010	1,430	1,209

	$(1,761)	$228	$(10)

NOTE 16:- EARNINGS PER SHARE

	Year Ended December 31,
	2019	2018	2017
Numerator:
Net income	$3,977	$13,493	$4,030

Denominator:
Denominator for basic earnings per share - weighted average number of ordinary shares, net of treasury stock	29,251,888	28,928,060	31,103,703
Effect of dilutive securities:
Employee stock options, warrants and RSUs	1,548,016	1,291,746	1,064,659

Denominator for diluted earnings per share - adjusted weighted average number of shares	30,799,904	30,219,806	32,168,362

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

The following presents total revenues for the years ended December 31, 2019, 2018 and 2017 and long-lived assets as of December 31, 2019, 2018 and 2017.

	2019		2018		2017
	Total	Long- lived	Total	Long- lived	Total	Long- lived
	revenues	assets	revenues	assets	revenues	assets
Americas, principally the U.S.	$97,453	$521	$86,636	$219	$81,051	$96
Europe	72,956	81	59,193	109	49,229	106
Far East	27,233	84	25,887	70	24,238	64
Israel	2,645	3,706	4,507	3,467	2,221	3,569

	$200,287	$4,392	$176,223	$3,865	$156,739	$3,835

The Group has derived approximately 41% of its revenues for the year ended December 31, 2019 from sales in the United States.

b.	Product lines:

Total revenues from external customers divided on the basis of the Company's product lines are as follows:

	Year Ended December 31,
	2019	2018	2017
Networking	$191,669	$162,831	$143,136
Technology	8,618	13,392	13,603

	$200,287	$176,223	$156,739

NOTE 18:- SUBSEQUENT EVENT

On February 4, 2020, the Company declared a cash dividend of $0.13 per share. The dividend, in the aggregate amount of approximately $3,864, is payable on March 4, 2020 to all of the Company's shareholders of record on February 18, 2020.

- - - - - - - - - - -