Form 20-F
period 2020-12-31
AUDIOCODES LTD
filed 2021-04-27
CIK 1086434

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Shabtai Adlersberg, President and Chief Executive Officer, Tel: 972-3-976-4105, Fax: 972-3-9764040, 1 Hayarden Street, Airport City, Lod 7019900 Israel

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

As of December 31, 2020, the Registrant had outstanding 33,017,814 Ordinary Shares, nominal value NIS 0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒ No ☐

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

The selected financial data, set forth in the table below, have been derived from our audited historical financial statements for each of the years from 2016 through 2020. The selected consolidated statement of operations data for the years ended December 31, 2020, 2019 and 2018, and the selected consolidated balance sheet data as of December 31, 2020 and 2019, have been derived from our audited consolidated financial statements set forth elsewhere in this Annual Report. The selected consolidated statement of operations data for the years ended December 31, 2017 and 2016, and the selected consolidated balance sheet data as of December 31, 2019, 2018 and 2017 have been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report. The selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to these consolidated financial statements. Unless otherwise indicated, in this Annual Report all currency references are to U.S. dollar (“dollar”).

	Year Ended December 31,
	2020	2019	2018	2017	2016

	(In thousands, except per share data)
Statement of Operations Data:
Revenues:
Products	$145,332	$135,646	$119,887	$107,482	$102,279
Services	75,442	64,641	56,336	49,257	43,292
Total revenues	220,774	200,287	176,223	156,739	145,571

Cost of revenues:
Products	54,384	59,022	51,878	47,445	46,935
Services	16,574	14,129	13,739	11,449	10,295
Expense related to royalty buyout agreement with the IIA	—	32,178	—	—	—
Total cost of revenues	70,958	105,329	65,617	58,894	57,230

Gross profit	149,816	94,958	110,606	97,845	88,341
Operating expenses:
Research and development, net	46,072	41,199	34,661	30,348	29,139
Selling and marketing	51,217	51,535	49,335	48,954	45,084
General and administrative	14,177	11,778	10,251	8,893	6,364
Total operating expenses	111,466	104,512	94,247	88,195	80,587
Operating income (loss)	38,350	(9,554)	16,359	9,650	7,754

Financial income (expenses), net	(1,703)	(1,761)	228	(10)	160
Income (loss) before taxes on income	36,647	(11,315)	16,587	9,640	7,594

Tax benefit (taxes on income)	(9,399)	15,292	(3,094)	(5,610)	(8,644)
Net income	$27,248	$3,977	$13,493	$4,030	$16,238

Earnings per share:
Basic	$0.87	$0.14	$0.47	$0.13	$0.46
Diluted	$0.83	$0.13	$0.45	$0.13	$0.45

Weighted average number of shares used in computations of earnings per share (in thousand):
Basic	31,440	29,252	28,928	31,104	35,174
Diluted	32,916	30,800	30,220	32,168	35,779

	December 31,
	2020	2019	2018	2017	2016

	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$40,934	$64,773	$31,503	$24,235	$24,344
Short-term and restricted bank deposits, marketable securities and accrued interest	90,366	6,416	31,983	9,826	10,179
Working capital	108,883	45,931	59,327	32,015	34,951
Long-term and restricted bank deposits and long-term marketable securities	54,989	694	1,894	24,682	34,947
Total assets	358,123	244,324	179,372	170,938	186,976
Bank loans	1,200	3,673	6,174	8,756	11,944
Total equity	209,855	92,474	94,548	92,381	108,659
Capital stock (*)	362,269	265,466	257,072	248,269	243,183
Dividends	8,442	6,720	5,761	—	—

(*) Capital stock represents share capital plus additional paid-in capital.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

We are subject to various risks and uncertainties. Many of the risks summarized and then discussed in greater detail below relate principally to our business, strategy and the industry in which we operate. Other risks relate principally to financial and economic concerns, our operations in Israel, legal, regulatory and tax considerations and ownership of our ordinary shares. We believe that the occurrence of any one or some combination of the following factors could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Summary of Risk Factors

The following is a summary of some of the principal risks we face. The list below is not exhaustive, and investors should read this “Risk Factors” section in full.

●	The global COVID-19 health pandemic has adversely affected, and uncertainty concerning the future outlook of the pandemic and its ongoing effects may continue to adversely affect our business and operating results;
●	Our business will be harmed if Microsoft or our other contact center, unified communications and ALL-IP project partners abandon or fail to achieve the expected growth of solutions compatible with our products or if we are unable or unwilling to change our products when and as may be required in order to remain a certified partner;
●	If our new products fail to generate anticipated demand, we will realize a lower-than-expected return from our investment in research and development;
●	Rapid technological development in the communications equipment market necessitates that we effectively manage transition to the next generation of our products;

●	The ongoing transition to the use of cloud-based software creates challenges for us because some of our products are intended for on-premises use;
●	The Communication Platform as a Service (CPaaS) market is developing fast, and it may negatively affect the Unified Communications as a Service (UCaaS) market, which is one of our main sources of revenue;
●	The increased adoption of IP networks may adversely affect the demand for media gateway products;
●	New industry standards, the modification of our products to meet additional existing standards or the addition of features to our products may delay the introduction of our products or increase our costs;
●	Because we sell our products to intermediaries such as OEMs, NEPs, system integrators, carriers/service providers and distributors, rather than directly to end-users, we have less control over the ultimate selection of products by end-users;
●	Offering to sell directly to carriers or service providers may expose us to requirements for service which we may not be able to meet;
●	The markets we serve are highly competitive;
●	We rely on third-party subcontractors to assemble and original design manufacturers to design and manufacture some of our products, and third-party suppliers to provide us with key components on a timely basis;
●	We depend on a small number of large customers;
●	We may need additional financing to operate or grow our business;
●	Uncertain economic conditions, macroeconomic changes and trade wars (such as the trade war between the U.S. and China) may adversely affect our business;
●	Political, economic and military conditions in Israel directly affect our operations and we are subject to specific risks such as fluctuations in the value of the U.S. dollar against the NIS, and the conditions imposed on Israeli government grants for research and development expenditures;
●	We are subject to ongoing costs and risks associated with complying with changing laws and regulations in multiple jurisdictions, including with respect to protection of our intellectual property, privacy, the use of environmentally friendly materials in our products, electronic equipment waste disposal and encryption technology; and
●	We have a significant presence in international markets and plan to continue to expand our international operations, which exposes us to a number of risks that could affect our future growth.

Risks Related to Our Business, Strategy and Industry

The global COVID-19 health pandemic has adversely affected, and uncertainty concerning the future outlook of the pandemic and its ongoing effects may continue to adversely affect our business and operating results.

The COVID-19 pandemic has affected businesses around the world for over a year. Governmental authorities of many countries around the world, including Israel and the United States, implemented significant measures to control the spread of the virus, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of businesses. In response, we implemented remote working and workplace protocols for our employees in Israel in accordance with Israeli Ministry of Health requirements and similar arrangements in other countries in which we operate.

The COVID-19 pandemic has had multiple impacts on our business. The outbreak disrupted supply chains and affected production and sales across a range of industries; for example, it resulted in a shortage in chips and flat screens. Some of our materials and products are sourced from suppliers located in China, we manufacture most our products in China and we have more than 50 employees in China. Around the middle of the first quarter of 2020, we experienced delays in the manufacturing of our hardware products in China due to the COVID-19 outbreak. Although we were able to ship all of our products as planned during the quarter, COVID-19 has caused and may continue to cause disruptions and/or delays in our supply chain, manufacturing and shipments. We cannot estimate the duration or negative impact of the COVID-19 pandemic on our business. However, depending on the duration and scope of the pandemic, it could have a material adverse effect on our business and results of operations.

Shutdowns and “shelter-in-place” orders suggested or mandated by governmental authorities or otherwise elected by companies as a preventative measure have adversely affected workforces, customers, consumer sentiment, economies and financial markets, and, along with decreased consumer spending, have led to an economic downturn in our markets. If the COVID-19 pandemic evolves into a global economic downturn that is more than temporary, this could adversely affect the demand for our products or have a material adverse impact on our business partners’ stability and financial strength. In addition, if a natural disaster, power outage, connectivity issue, or other event occurs that impacts our employees’ ability to work remotely, our business operations could be disrupted.

The worldwide scale, rapid development and fluidity of the COVID-19 pandemic and its material adverse impact on the global economy restricts our ability predict how COVID-19 could impact our business and operations going forward. The extent of the impact of COVID-19 on our business and results of operations will depend on future developments, which are highly uncertain, including the duration and severity of the global pandemic, the effects of subsequent waves or variants of COVID-19, the timing and effectiveness of vaccination campaigns in the countries in which we operate, our ability to maintain our supply chain and to continue to manufacture products and restrictions on our business and personnel that may be imposed by governmental rules and regulations implemented to contain or treat COVID-19. For example, a delay in the return to working on premises may delay purchasing decisions or the deployment of our IP phones. If WAH becomes permanent, enterprises may decide not to buy or deploy our desktop IP phones. This could adversely affect our sales and results of operations. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our ability to comply with the covenants contained in the agreements that govern our indebtedness or our ability to access additional capital should the need arise.

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

We have invested significant resources in complying with Microsoft’s requirements for the purpose of becoming a Microsoft recognized partner for their unified communication solutions for the enterprise market, which are known as Microsoft Skype for Business (formerly known as Microsoft Lync) and Microsoft Teams. We have adapted some of our gateway products, IP phones, session border controllers, survivable branch applications, value added applications and professional services to operate in the Skype for Business and Teams environments. We believe that recognition as a Microsoft partner and having our products certified by Microsoft, when such a certification program exists, enhances our access to and visibility in markets relevant to our products. We depend on users of Skype for Business and Teams selecting our compatible products and purchasing them. If Microsoft abandons or significantly changes Skype for Business and Teams, decides to promote our competitors’ products instead of ours (including as a result of an acquisition of one of our competitors), becomes unwilling to continue to recognize AudioCodes as a Skype for Business and Teams partner or fails to achieve the expected growth of Skype for Business or Teams, our results of operations will be adversely affected.

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

If new products we introduce or expect to introduce in the future fail to generate the level of demand we anticipated, we will realize a lower-than-expected return from our investment in research and development with respect to those products, and our results of operations may suffer.

Our success is dependent, in part, on the willingness of our customers to transition or migrate to new products, such as our expanded offering of session border controller products, our multi-service business routers (MSBRs), our IP phones, our software solutions and value-added application products, our services or expected future products. We are involved in a continuous process of evaluating changing market demands and customer requirements in order to develop and introduce new products, features and applications to meet changing demands and requirements. We need to interpret market trends and the advancement of technology in order to successfully develop and introduce new products, features and applications. If potential customers defer transition or migration to new products, our return on our investment in research and development with respect to products recently introduced or expected to be introduced in the near future will be lower than we originally anticipated and our results of operations may suffer.

Because of the rapid technological development in the communications equipment market and the intense competition we face, our products can become outmoded or obsolete in a relatively short period of time, which requires us to provide frequent updates and/or replacements to existing products. If we do not successfully manage the transition process to the next generation of our products, our operating results may be harmed. Furthermore, the Communication Platform as a Service (CPaaS) market is developing fast and it may negatively affect the Unified Communications as a Service (UCaaS) market, which is one of our main sources of revenue.

The communications equipment market is characterized by rapid technological innovation and intense competition. Accordingly, our success depends in part on our ability to enhance our existing products and develop next generation products and product features in a timely and cost-effective manner. The development of new products is expensive, complex and time-consuming. If we do not rapidly develop our next generation products ahead of our competitors and address the increasingly sophisticated needs of our customers, we may lose both existing and potential customers to our competitors. Further, if a competitor develops a new, less expensive product using a different technological approach to delivering informational services over existing networks, our products would no longer be competitive. Conversely, even if we are successful in rapidly developing new products ahead of our competitors, if we do not cost-effectively manage our inventory levels of existing products when making the transition to new products, our financial results could be negatively affected by write-offs as a result of high levels of obsolete inventory. If any of the foregoing were to occur, our operating results would be harmed.

The increased adoption of IP networks may adversely affect the demand for media gateway products.

Media gateway products are primarily intended to transmit voice from traditional telephony networks to IP networks and vice versa. Along with the growth and adoption of IP networks, there has been an increase in the amount of information that is sent directly from one IP network to another IP network. This direct network communication potentially obviates the need to use a media gateway. A reduction in the demand for media gateways may adversely affect the demand for our media gateway products and, in turn, adversely affect our results of operations. This transition is ongoing and has resulted in a decline in our revenues from such products. Various regulators and service providers have announced planned deadlines for transition to all-IP networks. While this transition could result in new sales opportunities, we believe the overall trend is a decline in revenues in the media gateway business.

The ongoing transition to the use of cloud-based software creates challenges for us.

Recently, our partners have started adopting cloud-based architecture or cloud-based software as a service (SaaS) models. For example, Microsoft offers a cloud-based alternative to Skype for Business and Teams and has encouraged business customers to use that model instead of an on-premises alternative. Moreover, the successor for Skype for Business is Teams, which by definition is cloud-based only. Many of our products are intended for on-premises use with cloud architecture, but in some scenarios, cloud architecture introduces an alternative to on-premises use. Currently, our revenue is generated primarily from on-premises deployments. The transition to cloud-based delivery impacts the architecture and role of our products in the overall solution. We may not succeed in transitioning in time or at all to the new cloud-based technologies, products, solutions and services adopted by our partners and their customers. We may not succeed in aligning our solutions with our partners’ solutions and be unable to bring sufficient value to them or their end customers. Our inability to adapt to the ongoing transition to the use of cloud-based software could have an adverse effect on us. Furthermore, SaaS pay-per-use licensing models may have an adverse effect on our short-term revenue recognition.

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

Generally, our customers are OEMs, NEPs, system integrators, carriers/service providers and distributors, rather than the end-users of equipment that we supply. These customers usually purchase equipment from several suppliers and may be trying to fulfill their end-user customers’ specific technical specifications. We rely heavily on these customers for sales of our products and to inform us about market trends and the needs of their end-user customers. We cannot be certain that this information is accurate. If the information we receive is not accurate, we may be manufacturing products for which no customer demand exists or fail to manufacture products that end-users want. Because we sell our products to customers who function as intermediaries rather than directly to end-users, we have less control over the ultimate selection of products by end-users.

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

In the area of enterprise session border controllers, we compete with Oracle, Ribbon Communications, Metaswitch (acquired by Microsoft), TE-Systems and Ingate.

In the area of low and mid-density digital gateways we face competition from companies such as Ribbon Communications, Cisco, Dialogic, NewRock, Patton, Ferrari and Sangoma.

Our competitors in the area of multi-service business routers are companies such as Cisco, Juniper, Adtran, One-Access (acquired by Ekinops), Patton, Huawei, HP/3COM and Alcatel-Lucent.

Our competitors in the area of call recording are companies such as Verint, NICE, ACS, Red Box, Teleware and Dubber.

Our competitors in the area of applications leveraging speech recognition and conversational AI technology include companies such as Twilio, Nuance (which recently entered into an agreement to be acquired by Microsoft) and IBM, as well as Contact Center vendors such as Genesys and Avaya. Some public cloud providers offer technology and services that partially overlap with ours and several smaller startup companies are also developing competing solutions.

Our principal competitors in the area of IP phones and meeting room devices are “best-of-breed” IP phone vendors and end-to-end IP telephony vendors. “Best of breed” IP phone vendors sell standards-based SIP phones that can be integrated into any standards-based IP-PBX or hosted IP telephony system. These competitors include Poly, Yealink, Grandstream, VTEC (which acquired Snom Technology) and many others.

End-to-end IP telephony vendors sell IP phones that only work in their proprietary systems. These competitors include Cisco, Avaya, Alcatel-Lucent, Siemens, Mitel and NEC. In the area of Microsoft UC our competitors are the certified devices vendors – Yealink and Poly.

Our competitors for AudioCodes Live for Microsoft Teams are companies that offer a variety managed services for business customers. These companies include systems integrators, service providers and some cloud-based solution providers. In certain cases, some companies buy AudioCodes products and/or services, and use them to offer managed services to their customers. AudioCodes sometimes works in partnership with such companies to complement their offering or even leverage some of their capabilities to offer managed services.

Some of our competitors have the ability to offer vendor-sponsored financing programs to customers. Those with broad product portfolios may also be able to offer lower prices on products that compete with ours because of their ability to recoup a loss of margin through sales of other products or services. Additionally, voice, audio and other communications alternatives that compete with our products are constantly being introduced.

Some of our competitors are also customers of our products and technologies.

In the future, we may also develop and introduce other products or services with new or additional telecommunications capabilities or services. As a result, we may compete directly with voice over-IP (VoIP) companies, system integrators, value-added resellers (VARs) and other telecommunications infrastructure and solution providers, some of which may be our current customers. Additional competitors may include companies that currently provide communication software products and services. The ability of some of our competitors to bundle other enhanced services or complete solutions with VoIP products could give these competitors an advantage over us.

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

Texas Instruments Incorporated, DSPG and Rockchip supply all of the chips for our signal processor product line. Our signal processor line is used both as a product line in its own right and as a key component in our other product lines. Motorola and Cavium Networks manufacture all of the communications and network processors currently used in our embedded communications boards and network products.

We have not entered into any long-term supply agreements or alternate source agreements with our suppliers and, while we maintain an inventory of critical components, our inventory of chips would likely not be sufficient in the event that we had to engage an alternate supplier for these components.

An unexpected termination of the supply of the chips provided by Texas Instruments, DSPG, Rockchip or the communications processors supplied by Motorola or Cavium Networks or disruption in their timely delivery would require us to make a large investment in capital and personnel to shift to using chips or signal processors manufactured by other companies and may cause a delay in introducing replacement products. Customers may not accept an alternative product design. Supporting old products or redesigning products may make it more difficult for us to support our products.

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

In 2020, 2019 and 2018, sales to ScanSource Communications Group, our largest customer, accounted for 13.47%, 16.0%% and 17.8%, respectively, of our total revenues, and sales to Westcon Group accounted for 13.03%, 13.5% and 11.1%, respectively, of our total revenues. Both ScanSource and Westcon act as distributors or perform order fulfillment for smaller orders from other customers and do not purchase products for internal use. If we lose a large customer, or if purchases made by such customers are significantly reduced, or if a large customer fails to pay for the products it purchases from us, our revenues and results of operations could be adversely affected.

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

Financial and Economic Risks

Our customers may require us to produce products or systems to hold in inventory in order to meet their “just in time,” or short lead time, delivery requirements. If we are unable to sell this inventory on a timely basis, we could incur charges for excess and obsolete inventory which would adversely affect our results of operations.

Our customers expect us to maintain an inventory of products available for purchase off the shelf subsequent to the initial sales cycle for these products. This may require us to incur the costs of manufacturing inventory without having a purchase order for the products. The VoIP industry is subject to rapid technological change and volatile customer demands, which result in a short product commercial life before a product becomes obsolete. If we are unable to sell products that are produced to hold in inventory, we will need to write off all or a part of the inventory value of these products. Write-offs could adversely affect our operating results and financial condition. We wrote off inventory in an aggregate amount of $4.2 million in 2020, $4.5 million in 2019 and $1.9 million in 2018. We have incurred write-offs as a result of slow moving items, excess inventories, discontinued products and products with net realizable value lower than cost.

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

Although we have operations throughout the world, the majority of our revenues and our operating costs in 2020 were denominated in, or linked to, the dollar. Accordingly, we consider the dollar to be our functional currency. However, a significant portion of our operating costs in 2020 were incurred in New Israeli Shekel (NIS). During 2020, the NIS appreciated against the dollar, which resulted in an increase in the dollar cost of our operations in Israel. As a result of this differential, from time to time we may experience increases in the costs of our operations outside the United States, as expressed in dollars. If there is a significant increase in our expenses, we may be required to increase the prices of our products and may be less competitive. Currently, our international sales are denominated primarily in dollars. Therefore, any devaluation in the local currencies of our customers relative to the dollar could cause customers to decrease or cancel orders or default on payment.

Our sales to European customers denominated in Euros are increasing. Sales denominated in Euros could make our revenues subject to fluctuation in the Euro/dollar exchange rate. If the dollar appreciates against the Euro, we may be required to increase the prices of our products that are denominated in Euros. In 2020, the Euro appreciated against the dollar, which resulted in a decrease in the prices of our products that are denominated in Euros.

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

We are adversely affected by the changes in the value of the dollar against the NIS and could be adversely affected by the rate of inflation in Israel.

We generate most of our revenues in dollars and, in 2020, a significant portion of our expenses, primarily salaries, related personnel expenses and the leases of our buildings in Israel, were incurred in NIS. We anticipate that a significant portion of our expenses will continue to be denominated in NIS.

Our NIS related costs, as expressed in dollars, are influenced by the exchange rate between the dollar and the NIS. During 2020 and 2019, the NIS appreciated against the dollar, which resulted in an increase in the dollar cost of our operations in Israel and during 2018, the NIS depreciated against the dollar, which resulted a decrease in the dollars cost of our operations in Israel. To the extent the dollar weakens against the NIS, we could experience an increase in the cost of our operations, which are measured in dollars in our financial statements, which could adversely affect our results of operations. In addition, in periods in which the dollar appreciates against the NIS, we bear the risk that the rate of inflation in Israel will exceed the rate of such devaluation of the NIS in relation to the dollar or that the timing of such devaluations lags considerably behind inflation, which will increase our costs as expressed in dollars.

A decrease in value of the dollar in relation to the NIS could have the effect of increasing the cost in dollars of these expenses. Our dollar-measured results of operations were adversely affected in 2020 and 2019 when the NIS appreciated substantially against the dollar. This could happen again if the dollar were to decrease in value against the NIS.

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

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations have an impact on our profitability and period-to-period comparisons of our results of operations. In 2020, the value of the dollar decreased in relation to the NIS by 7.0% and the deflation rate in Israel was 0.7%. In 2019, the value of the dollar decreased in relation to the NIS by 7.8% and the inflation rate in Israel was 0.6%. In 2018, the value of the dollar increased in relation to the NIS by 8.1% and the inflation rate in Israel was 0.8%. Our results of operations may be adversely affected in case of a decrease in the value of the dollar to the NIS.

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

As of December 31, 2020, we have a contingent obligation to pay royalties in the amount of approximately $18.1 million, related to historical grants received by two of our subsidiaries.

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

Provisions of Israeli law may delay, prevent or make undesirable a merger or an acquisition of all or a significant portion of our shares or assets. Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions may limit the price that investors may be willing to pay in the future for our ordinary shares. In addition, our articles of association contain certain provisions that may make it more difficult to acquire us, such as a staggered board, the ability of our board of directors to issue preferred stock and limitations on business combinations with interested shareholders. Furthermore, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders.

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

Regulatory, Legal and Tax Risks

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

Growth in the demand for security features may increase the use of encryption technology in our products. The use of encryption technology is generally regulated by governmental authorities and may require specific development, export or import licenses. Encryption standards may be based on proprietary technologies. We may be unable to incorporate encryption standards into our products in a manner that will ensure interoperability. We also may be unable to secure licenses for proprietary technology on reasonable terms. If we cannot meet encryption standards, or secure required licenses for proprietary encryption technology, our revenues and results of operations could be adversely affected.

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

We believe that the frequency of third-party intellectual property claims is increasing, as patent holders, including entities that are not in our industry and that purchase patents as an investment or to monetize such rights by obtaining royalties, use infringement assertions as a competitive tactic and a source of additional revenue. Any intellectual property claims against us, even if without merit, could cost us a significant amount of money to defend and divert management’s attention away from our business. We may not be able to secure a license for technology that is used in our products and we may face injunctive proceedings that prevent distribution and sale of our products even prior to any dispute being concluded. These proceedings may also have a deterrent effect on purchases by customers, who may be unsure about our ability to continue to supply their requirements. We may be forced to repurchase our products and compensate customers that have purchased such infringing products. We may be forced to redesign a product so that it becomes non-infringing, which may have an adverse impact on our results of our operations.

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

We must comply with continually evolving privacy-related laws regulations in multiple jurisdictions.

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

Because we operate in several countries, we are subject to taxation in multiple jurisdictions, including Israel, the United States and certain other countries where we have operations. We are required to report to and are subject to local tax authorities in the countries in which we operate. In addition, our income that is derived from sales to customers in one country might also be subject to taxation in other countries. We cannot be sure of the amount of tax we may become obligated to pay in the countries in which we operate. The tax authorities in the countries in which we operate may not agree with our tax position. Our tax benefits from carryforward tax losses and other tax planning benefits, such as Israeli Technological Preferred Enterprise and Approved Enterprise programs, may prove to be insufficient due to Israeli tax limitations or may prove to be insufficient to offset tax liabilities from foreign tax authorities. Foreign tax authorities may also use our gross profit or our revenues in each territory as the basis for determining our income tax, and our operating expenses might not be considered for related tax calculations, which could adversely affect our results of operations.

U.S. shareholders face certain income tax risks in connection with their acquisition, ownership and disposition of our ordinary shares. In any tax year, we could be deemed a passive foreign investment company, which could result in adverse U.S. federal income tax consequences for U.S. shareholders.

Based on the composition of our gross income, the composition and value of our gross assets and the amounts of our liabilities for each taxable year from 2004 through 2020, we do not believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes during any of such tax years. There can be no assurance that we will not become a PFIC in the current tax year or any future tax year in which, for example, the value of our assets, as measured by the public market valuation of our ordinary shares, declines in relation to the value of our passive assets (generally, cash, cash equivalents and marketable securities). If we are a PFIC for any tax year, U.S. shareholders who own our ordinary shares during such year may be subject to increased U.S. federal income tax liabilities and reporting requirements for such year and succeeding years, even if we cease to be a PFIC in such succeeding years. A U.S. holder of our ordinary shares will be required to file an information return containing certain information required by the U.S. Internal Revenue Service for each year in which we are treated as a PFIC with respect to such holder.

We urge U.S. holders of our ordinary shares to carefully review Item 10.E, “Additional Information—Taxation—U.S. Federal Income Tax Considerations” in this Annual Report and to consult their own tax advisors with respect to the U.S. federal income tax risks related to owning and disposing of our ordinary shares and the consequences of PFIC status.

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

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Between January 1, 2016 and April 26, 2021, the trading price of our shares on Nasdaq has fluctuated from a low of $3.66 to a high of $44.94. The following factors may cause significant fluctuations in the market price of our ordinary shares:

●	fluctuations in our quarterly revenues and earnings or those of our competitors;
●	shortfalls in our operating results compared to levels forecast by securities analysts or by us;
●	announcements concerning us, our competitors or telephone companies;
●	announcements of technological innovations;
●	the introduction of new products;
●	changes in product price policies involving us or our competitors;
●	market conditions in the industry;
●	integration of acquired businesses, technologies or joint ventures with our products and operations;
●	the conditions of the securities markets, particularly in the technology and Israeli sectors; and
●	political, economic and other developments in the State of Israel and worldwide.

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

The following factors have affected our quarterly results of operations in the past and are likely to affect our quarterly results of operations in the future:

●	size, timing and pricing of orders, including order deferrals and delayed shipments;
●	launching of new product generations;
●	length of approval processes or market testing;
●	technological changes in the telecommunications industry;
●	competitive pricing pressures;

●	the timing and approval of government research and development grants;
●	accuracy of telecommunication company, distributor and original equipment manufacturer forecasts of their customers’ demands;
●	changes in our operating expenses;
●	disruption in our sources of supply;
●	temporary or permanent reduction in purchases by our significant customers; and
●	general economic conditions.

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

In July 2018, January and August 2019, February and August 2020 and February 2021 our Board of Directors declared cash dividends on our ordinary shares. Prior to the declaration of these dividends, we had never declared a cash dividend. Under the Israeli Companies Law, 1999, or the Companies Law, we may pay dividends only out of our profits as determined for statutory purposes, unless court approval is granted for the payment of dividends despite the lack of statutory profits. Accordingly, the declaration and payment of future dividends is subject to the Board’s discretion and will be dependent upon future earnings, cash flows, the requirements of the Companies Law, the receipt of court approval, if required, and other factors. There can be no assurance that we will continue to declare cash dividends on our ordinary shares.

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

General Risk Factors

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

We have a worldwide sales, marketing and support infrastructure that is comprised of independent distributors and value added resellers, and our own personnel resulting in a sales, marketing and support presence in many countries, including markets in North America, Western and Eastern Europe, the Asia Pacific region and Latin America. We expect to continue to increase our sales headcount, our applications development headcount, our field support headcount, our marketing headcount and our engineering headcount and, in some cases, establish new relationships with distributors, particularly in markets where we currently do not have a sales or customer support presence. As we continue to expand our international sales and operations, we are subject to a number of risks, including the following:

●	greater difficulty in enforcing contracts and accounts receivable collection, as well as longer collection periods;
●	increased expenses incurred in establishing and maintaining office space and equipment for our international operations;
●	fluctuations in exchange rates between the dollar and foreign currencies in markets where we do business;
●	greater difficulty in recruiting local experienced personnel, and the costs and expenses associated with such activities;
●	general economic and political conditions in these foreign markets (for example changes in oil prices and the global economy have affected growth and ultimately the demand for our products in China);
●	economic uncertainty around the world;

●	management communication and integration problems resulting from cultural and geographic dispersion;
●	risks associated with trade restrictions and foreign legal requirements (such as privacy and cyber security), including the importation, certification, and localization of our solutions required in foreign countries, such as high import taxes in Brazil and other Latin American markets where we sell our products;
●	greater risk of unexpected changes in regulatory practices, tariffs, and tax laws and treaties;
●	the uncertainty of protection for intellectual property rights in some countries;
●	greater risk of a failure of employees to comply with both U.S. and foreign laws, including antitrust regulations, the U.S. Foreign Corrupt Practices Act (FCPA), and any trade regulations ensuring fair trade practices; and
●	heightened risk of unfair or corrupt business practices in certain regions and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements.

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

Acquisitions could result in:

●	substantial cash expenditures;
●	potentially dilutive issuances of equity securities;
●	the incurrence of debt and contingent liabilities;
●	a decrease in our profit margins;
●	amortization of intangibles and potential impairment of goodwill and intangible assets;
●	reduction of management attention to other parts of the business;
●	failure to invest in different areas or alternative investments;
●	failure to generate expected financial results or reach business goals;
●	increased expenditures on human resources and related costs; and
●	decreased growth of our professional services.

If acquisitions disrupt our sales or marketing efforts or operations, our business may suffer.

If we do not manage our operations effectively, our results of operations could be adversely affected.

We have expanded our operations in the past and may continue to expand them in the future. This expansion has required, and may continue to require, the application of managerial, operational and financial resources. We cannot be sure that we will continue to expand, or that we will be able to expand our operations successfully. In particular, our business requires us to focus on multiple markets, including the VoIP, wireline, cable, enterprise unified communications and wireless markets. In addition, we work simultaneously with a number of large OEMs and network equipment providers each of which may have different requirements for the products that we sell to them. We may not have sufficient personnel, or may be unable to devote our personnel when needed, to address the requirements of these markets and customers. If we are unable to manage our operations effectively, our revenues may not increase, our cost of operations may rise and our results of operations may be adversely affected.

As we grow, we may need new or enhanced systems, procedures or controls. The transition to such systems, procedures or controls, as well as any delay in transitioning to new or enhanced systems, procedures or controls, may seriously harm our ability to accurately forecast sales demand, manage our product inventory and record and report financial and management information on a timely and accurate basis.

ITEM 4.         INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

AudioCodes Ltd. was incorporated in 1992 under the laws of the State of Israel. We initially concentrated on low-bit-rate speech compression technology, later moving into voice over packet (VoP) chips, VoIP communication modules, blades and boards. In 2001, we released an analog media gateway based on blade and chip technologies. This was followed by a family of VoIP media gateways combining analog and digital telephony interfaces. We then began developing high density VoIP media gateways and media servers. As the decade progressed, we expanded our product portfolio with session border controllers (2006), multi-service business routers and gateways (2008) and IP phones (2011).

Over the last decade, AudioCodes developed a range of software-based voice productivity solutions through our Voice.AI business line. These include the Voca range of conversational artificial intelligence (AI) related solutions that incorporate voice recognition, AI and machine learning technologies, SmartTAP 360° Live, an intelligent, secure enterprise compliance recording solution and Meeting Insights, an innovative tool for easily capturing and organizing all meeting-generated content. Most recently, we introduced Voice.AI Connect, a cloud-based solution that simplifies the integration of any cognitive voice service and bot framework with any voice or telephony channel to deliver an enhanced customer service experience.

The advent of communications products running as software in virtualized environments or in the cloud required us to adapt our VoIP and digital signal processing (DSP) technologies – including media processing, call signaling and management suite – to run on COTS servers and become cloud-friendly and elastic, while maintaining the real-time characteristics needed for voice communications. In line with this trend, we adapted many of our products to the virtualized datacenters and cloud, including Mediant session border controllers (SBCs) and management applications, allowing for rapid deployment and true elasticity in private and public clouds.

In addition to SBCs and Voice.AI solutions, our varied software offerings include the One Voice Operations Center (OVOC) for network and device configuration, monitoring and management, the Device Manager for administering business phones and meeting room solutions, and the AudioCodes Routing Manager (ARM) for handling call routing in complex VoIP networks. In addition, the User Management Pack™ 365 simplifies user lifecycle and identity management across Microsoft Teams and Skype for Business deployments.

Today, we supply end-to-end solutions for the enterprise, contact center and service provider markets, with a strong focus on accelerating the voice-enablement of Microsoft Teams. These solutions include AudioCodes Live for Microsoft Teams, a flexible portfolio of fully managed services for simplifying Teams adoption.

Acquisitions have played a key role in our development and growth strategy. For example, in 2004 we entered the field of call recording when we acquired Ai-Logix, a leading provider of advanced voice recording technology and integration cards for the call recording and voice/data logging industries. In 2015, we acquired Active Communications Europe to further strengthen our ability to provide advanced software solutions for the then emerging Microsoft Skype for Business online application, including CloudBond 365 and User Management Pack™ 365.

Our principal executive offices are located at 1 Hayarden Street, Airport City, Lod, 7019900 Israel. Our registration number with the Israeli Registrar of Companies is 520044132. Our telephone number is +972-3-976-4099. Our U.S. subsidiary, AudioCodes Inc., 200 Cottontail Lane, Suite A101E, Somerset, New Jersey 08873, serves as our agent in the United States.

Our website address is www.audiocodes.com. The information contained on or available through our website is not incorporated by reference into and should not be considered a part of this Annual Report on Form 20-F. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at www.sec.gov.

MAJOR DEVELOPMENTS SINCE JANUARY 1, 2020

AudioCodes Live Offerings for Microsoft Teams

During 2020, we developed and expanded our AudioCodes Live for Microsoft Teams portfolio of managed services aimed at removing the complexity involved in integrating Microsoft Teams collaboration, unified communications (UC) and enterprise telephony. We offer AudioCodes Live services on a monthly subscription basis with minimal upfront costs, enabling customers to benefit from Teams collaboration and voice services without having to make significant capital investments.

The AudioCodes Live for Microsoft Teams portfolio includes three offerings for enterprise customers:

●	Live Teams Essentials: Teams Direct Routing connectivity delivered as a service (also available directly with full automation from the Microsoft Azure Marketplace).
●	Live Teams Pro: Extended the Live Team Essentials offering to include employee lifecycle management and tenant management with periodic reporting.
●	Live Teams Premium: A fully managed service that covers both cloud and premise aspects of Microsoft Teams integration and management.

Enterprise customers can complement AudioCodes Live for Microsoft Teams with our devices-as-a-service offering of IP phone and meeting room solutions, monitoring and management tools, and service-enhancing applications. AudioCodes Live for Microsoft Teams is delivered by AudioCodes global professional services teams and is also available through our global network of telecom and Microsoft 365 partners.

For the service provider market, we introduced AudioCodes Live Cloud for Microsoft Teams, a managed service which simplifies the creation and operation of multi-tenant Teams offerings, including enterprise telephony. With AudioCodes Live Cloud for Microsoft Teams, service providers can reduce time-to-market for offering hosted Teams services to small and medium sized businesses (SMBs) without the need for investing in building costly infrastructure or for specialist technical knowledge. AudioCodes Live Cloud for Microsoft Teams is delivered as a white-label service on a monthly subscription basis and is available in two variants:

●	Hosted Essentials: Microsoft Teams Direct Routing SBC as a service with automated tenant onboarding and ongoing management.
●	Hosted Pro: Microsoft Teams Direct Routing SBC as a service with automated tenant onboarding and ongoing management, and comprehensive cloud-based management tools that enable the service provider to simplify Teams tenant management, user moves/adds/changes/deletes (MACD), and device management.

Solutions for Work-from-Home Agents and Contact Centers

In 2020, many of our developments for the contact center market were focused on expanding the functionality of our WebRTC solutions to overcome the challenges posed by COVID-19 and the rise of the work-from-home model.

To this end, the WebRTC Gateway’s capacity was increased by more than 50 percent to support the wider deployment of remote agents, and we developed and introduced a fully-featured WebRTC softphone for contact center environments with tight integration with the Genesys Engage solution.

We are now able to offer remote connectivity for agents from anywhere, as well as provide customers with VoIP connectivity from web or mobile applications through click-to-call solutions.

VoiceAI Business Line Evolution

At the beginning of 2021, AudioCodes rebranded its Voice.AI Gateway as the VoiceAI Connect Enterprise Edition, and the Phone Number Connector (PNC) as the VoiceAI Connect Cloud Edition. The new names are used throughout this report.

SmartTAP 360° Live

SmartTAP 360° Live is an intelligent, secure enterprise compliance recording solution for automatically capturing and indexing all types of internal and customer organizational interactions on voice, video and instant messaging (IM).

Following its official certification for Microsoft Teams, we rebranded SmartTAP as a recording as a service solution, available from either the customer’s cloud or the AudioCodes cloud. We continue to work with our traditional Microsoft channels to offer SmartTAP 360° Live to enterprise customers worldwide who are migrating to Teams.

As a result of the shift to Teams and the work-from-home model, we see many more customers wanting to record video to meet their compliance requirements and to share the recorded content internally to drive collaboration and productivity improvements.

Voca

Voca is an agile conversational IVR solution for automating main-line call flows, capable of understanding and mastering unique organizational vocabularies. Customizing and managing Voca is straightforward due to its real-time, self-service web management interface, with no prior technical knowledge required.

The voice recognition technology behind Voca is based on a proprietary AudioCodes STT engine, utilizing state-of-the-art AI (deep neural network). For additional speech capabilities, such as language support, natural language understanding and more, Voca uses the speech cognitive services extension from Microsoft Azure. Major developments in 2020 include:

●	Multi-lingual Voca using Microsoft Azure speech services;
●	Voca-WebRTC integration;
●	Resource optimization of AudioCodes STT engine; and
●	Introduction of VocaBOT to global markets.

VoiceAI Connect

The AudioCodes VoiceAI Connect Enterprise Edition extends chat and voice bot functionality to telephony communications, by connecting the bots to any type of telephony channel and thus allowing customers to talk naturally with bots for a voice-centric user experience. In 2020, we added support for additional bot use cases: agent assist (virtual assistant for live agents), outbound calls initiated by the bot and voice call recording capabilities.

We now support additional TTS and STT engines – including Nuance, Amazon and Yandex, as well as public APIs – facilitating easily adding more STT/TTS and bot frameworks, and enabling customers to choose the best engines for their implementation.

The AudioCodes VoiceAI Connect Cloud Edition is a self-service portal in which the bot developer can immediately connect the bot to a public phone number, supplied by AudioCodes, to be able to call and speak with a bot in just a few clicks. It is particularly well-suited to quick trials, proof of concept (POC) projects and non-customized production.

In 2020, we integrated the VoiceAI Connect Cloud Edition with the Google Dialogflow CX bot framework, as well as adding support for multiple bot frameworks such as Microsoft, Rasa, Inbenta, Cognigy, Kore.ai and Haptik. We expanded the phone number offering to 17 countries and enlarged languages support.

Meeting Insights

Meeting Insights leverages AudioCodes’ voice expertise and state-of-the-art Voice.AI technology to effortlessly record any meeting, presentation or lecture via Microsoft Teams, regardless of whether the attendees are in the room or participating through a conference call.

Based upon feedback we received during our successful early adoption program that ended in the third quarter of 2020, we recently upgraded Meeting Insights with powerful new capabilities requested by our users, including:

●	Native Microsoft Teams integration;
●	The ability to capture meeting recaps using spoken words;
●	An action items summary report enabling users to follow up on their action items; and
●	Enabling each user to capture private highlights.

Product and Technology Developments

SBC Developments

During 2020, we expanded and enhanced our session border controller (SBC) family of products for enterprises and service providers. We achieved FIPS certification required for government and federal agencies, added STIR/SHAKEN support to protect networks against robocalls and introduced support for lawful interception (LI) integration. We further improved our SBCs’ performance, security mechanisms (especially for work-from-home users and agents) and capacity for appliance, virtualized and cloud deployments. Our Mediant VE and CE cloud SBCs now support all leading public clouds.

In Microsoft Teams environments, we certified our SBCs for Local Media Optimization, emergency call (ELIN/E911 provider) support and analog device integration. We also introduced a range of Direct Routing Survivable Branch Appliances (SBAs) to ensure uninterrupted calling at branch offices during WAN outages.

IP Phones and Meeting Room Solutions

In 2020, we continued developing our range of IP phone devices and Room Experience (RX) meeting room suite offering for Microsoft Teams environments. The advent of COVID-19 and the resulting global switch to working from home (WFH) played a significant role in adapting our strategy to suit the “new normal”, leading to the introduction of high-quality video solutions for Teams meetings.

With increasing demand for video support in Teams meetings, we launched a new video collaboration bar designed for Microsoft Teams, enabling customers to add high-quality video in huddle rooms and small meeting spaces. We introduced a broad set of RX video devices and solutions enabling us to offer video solutions suitable for all room sizes from huddle rooms up to large conference rooms.

As WFH and remote meetings became more prevalent, we also introduced a range of attractively priced personal audio and video solution bundles comprising a high-quality personal camera and one of our native Teams phones. Our native Teams phones include a low-cost device, a touch-screen phone with a reduced footprint and an executive model complete with expansion module.

Management Solutions

During 2020, we continued to enhance our voice network management solution, the One Voice Operations Center (OVOC), and our call routing and policy management tool, AudioCodes Routing Manager (ARM). By increasing scalability, simplifying integration with external systems and adding security functions, OVOC and ARM assist enterprise and service provider voice network administrators to streamline their day-to-day operations and future planning.

The new functionality added to the OVOC solution includes increased scalability and flexibility for high-capacity service provider networks, flexible self-service reporting capabilities and enhanced user privacy. We also introduced an analytics API that enables simple integration with third-party tools such as PowerBI and Splunk.

To combat the issue of spamming and robocalls, which are a growing problem in public networks, ARM now offers call screening through integration with third-party solutions. We also added an analytics API to ARM, significantly increased scalability and added functionality to support Microsoft Teams environments.

Multi-Service Business Routers and Universal CPE

During 2020, we introduced some important technological enhancements to our multi-service business router (MSBR) and universal customer premises equipment (uCPE) product lines, including the addition of 4G mobile data and Wi-Fi support to our M500Li product.

With the increasing demand for reliable, fast cloud UC access among enterprises worldwide, we have added VDSL support to our Mediant 800 uCPE platform and continued to work with leading SD-WAN vendors to offer a fully integrated solution that provides a cost-effective, high-speed alternative to MPLS networks.

Cloud and Managed Services Infrastructure

In 2020, we established an infrastructure for high-scale managed services in the North America, Europe and Asia Pacific regions. It enables the delivery of managed services such as Teams Direct Routing SBC, managed CPEs, Teams Voice management and additional services for medium and large enterprises, out of these datacenters or out of Microsoft Azure and Amazon clouds.

The infrastructure comprises AudioCodes products such as our virtualized SBC, AudioCodes Routing Manager, network management and monitoring, and Teams user management. It also includes self-developed and third-party solutions that together enable network connectivity, service automation, service monitoring, CPE management, high availability and much more for seamless service delivery.

PRINCIPAL CAPITAL EXPENDITURES

We have made and expect to continue to make capital expenditures in connection with expansion of our operation and production capacity. The table below sets forth our principal capital expenditures incurred for the periods indicated (amounts in thousands):

	Year Ended December 31,
	2020	2019	2018

Computers and peripheral equipment	$931	$1,064	$1,111

Office furniture and equipment	539	687	160

Leasehold improvements	60	198	69

Total	$1,530	$1,949	$1,340

B.	BUSINESS OVERVIEW

INDUSTRY BACKGROUND AND MARKET TRENDS

Impact of COVID-19 on Our Markets

The COVID-19 pandemic has made a dramatic impact on the markets that we serve. The outbreak of the pandemic resulted in an unprecedented shift to work-from-home for many enterprises and contact centers, and a need to enable remote teams and agents to communicate and collaborate, regardless of their location. We have also seen a surge in the consumption of online services resulting from lockdowns in many countries, thus increasing the load on support centers.

The initial IT priority was focused on supporting remote work and expanding network capacities. After systems had been improved to meet the immediate needs of the crisis, enterprises aimed to create a more efficient and effective work-from-home environment by modernizing the way employees communicate and collaborate internally and with customers.

The pandemic has and continues to drive customers to reevaluate the tools that they use to provide calling, video-enabled meetings and team messaging. Organizations want solutions that provide an integrated user experience, allowing easy integration with business applications and workflow processes. We have noted particular customer interest in applications that integrate with existing on-premises platforms, while introducing new cloud-based capabilities such as video conferencing and integrated messaging.

Enterprise Unified Communications

In 2020, the demand for unified communications (UC) accelerated dramatically as the pandemic drove businesses towards cloud UC services, while on-premises UC adoption, as well as the PBX market, slowed down. UC functions are easily deployed through cloud services, along with access to continual updates and improvements and with native support for work-from-anywhere.

The shift to cloud-based UC (or UCaaS) has been driven by companies like Microsoft and Zoom. In October 2020, Microsoft reported 115 million daily active users, an increase of more than 50 percent from its reported numbers six months earlier. According to the UC as a Service Semi-Annual Market Report published by Omdia on September 10, 2020, the overall UCaaS market is expected to grow at a compound annual growth rate of 13.1 percent from 2019 to 2024, with revenues reaching $23.2 billion in 2024.

Contact Centers and Customer Service

The contact center is rapidly evolving into the interaction hub of the digital enterprise, covering sales, support, education and more. It encompasses all aspects of the customer experience, while gathering data on customer satisfaction and needs. Although the migration of contact center technologies to the cloud will deliver far more flexibility and enable support for service delivery anywhere, and on any available media, many enterprises are retaining their existing (usually on-premises) systems to avoid the high costs involved in such a change. In such cases, companies are looking to introduce innovation to their existing contact center platform.

In 2020, driven by the global COVID-19 pandemic, contact centers had to rapidly adapt to allowing their agents to work from home. In parallel, the growth in online consumer services drove expansion in many contact centers as they adapted to the dramatic changes wrought by the pandemic. This required high numbers of agents working remotely, while customers were offered omnichannel engagement, enabling customers to get in touch not just by phone but also via the web or dedicated mobile applications.

Another key driver in 2020 was contact center automation. We saw increased interest in virtual agents, conversational IVR and virtual agent assistants in this market as enterprises sought cost optimization through increasing live agent productivity and automation of the customer engagement while retaining and improving the customer experience.

Service Provider All-IP Transformation

In 2020, we observed several telecom operators slowing down deployments due to the COVID-19 pandemic, while others pressed ahead and completed their business customer migrations. In countries where the migration was completed, smaller tier 2 and tier 3 service providers expedited their ISDN contract cancellation following the incumbent’s switch to all-IP. Among the factors that drive telecom operators to replace legacy networks are the traditional TDM switches reaching end of life, the need to free up the real estate occupied by these switches, energy savings and the importance of competing with the growing numbers of alternative service providers.

Service providers typically apply two strategies for the business sector in the move towards all-IP networks. The first is deploying customer premises equipment (CPE) – such as VoIP media gateways, session border controllers or multi-service business routers – to connect the customers’ legacy or IP systems to their IP networks. The second is aggregating a large number of TDM links, primarily ISDN PRI, at centralized points of presence utilizing high-capacity VoIP media gateways.

BUSINESS STRATEGY

AudioCodes’ business strategy is focused on increasing its position as a leading communications software vendor of advanced UC-SIP enterprise voice, voice networking, all-IP voice network migration and media processing solutions for the digital workplace. The following are key elements of our strategy:

Maintain and extend technological leadership. We intend to continue to capitalize on our expertise in voice compression technology and voice signaling protocols and proficiency in designing voice communications systems. We continually upgrade our product lines with additional functionalities, interfaces, densities and compatibility with the leading UC, CC and SIP solutions in the market. We are also adapting our product functionality to be software-based and run natively in cloud environments, to comply with the industry trend of migrating to private and public clouds. We have invested heavily and are committed to continued investment in developing technologies that are key to providing high performance voice, data and fax transmission over IP networks and to be at the forefront of technological evolution in our industry.

Strengthen and expand strategic relationships with key partners and customers. We sell our products and solutions to service providers and enterprises worldwide, leading enterprise channels, regional and global system integrators, global equipment manufacturers and VARs, in the telecommunications and networking industries and establish and maintain long-term working relationships with them. We work closely with our customers to engineer products, solutions and services that meet their specific needs. The ongoing development and integration cycles frequently result in close working relationships with our customers and partners. By focusing on leading solution vendors, system integrators and channels with large volume potential, we believe that we reach a substantial segment of our potential customer base while controlling the cost and complexity of our marketing efforts. Our partners and customers are located around the world, and we are better able to serve them by being close by. For this reason, we are investing in building local operations in key countries and regions, including sales, marketing and support resources to closely serve our partners and customers.

Develop a network of strategic solution partners. We sell our products through, or in cooperation with, partners that can offer or certify our products as part of a complete solution to their customers. We expect to further develop our strategic partner relationships with solution providers in order to increase our customer base. Our strategic partners include companies such as Microsoft, Zoom and Genesys (including Interactive Intelligence).

Engage enterprise customers in direct sales effort. We are pursuing a strategy of engaging large enterprise customers on a global level, as part of the AudioCodes product fit within leading enterprise solutions, mainly with Microsoft and Genesys. Our ability to engage these enterprises directly enhances our ability to influence solution design and procurement decisions. This, in turn, is designed to increase demand, which we expect our business partners to fulfill based on their relationship with AudioCodes.

Expand and enhance the development of highly integrated products. We plan to continue designing, developing and introducing new product lines, product features and services that address the increasingly sophisticated needs of our customers. We believe that our knowledge of core technologies and system design expertise enable us to offer better solutions that are more complete and contain more features than those available in competitive alternatives. We believe that the best opportunities for our growth and profitability will come from offering a broad range of highly integrated network product lines, product features, professional services, integration of data routing and switching services into our VoIP products, and the expansion into the service providers and carriers IP networks, unified communications and contact center markets.

Expand and enhance our solution offering. While the market is constantly looking for advanced, open communications and collaboration solutions, integration of multi-vendor products into a working solution is a complex task that enterprises, system integrators, service and cloud providers are challenged with. Over the years, we have developed a broad portfolio of products and invested in lifecycle management platforms (day 1 and day 2 operations) for our products that form a comprehensive solution, considerably simplifying the integration efforts required for setting up working unified communications, contact center or hosted business solutions. Customers and partners realize and appreciate the advantages our solutions offer, and we plan to keep expanding them with more products, management applications and enterprise productivity solutions.

Build upon existing technologies to penetrate new markets. The technology we developed originally for the service provider, enterprise, and OEM markets can also be used to create application-specific products and solutions, which helps us penetrate and serve various types of customers. Key segments that we focus on are unified communications, contact centers, SIP trunking and hosted services markets that have been adopting VoIP solutions.

Develop and expand professional services and managed services offering. We are planning to expand our product-led services offering in line with our new products and solutions. AudioCodes has a rich portfolio of managed services. We offer our customers expert professional services to assist them with design, implementation, support and management of our products. System integrators, VARs and service providers are able to leverage AudioCodes professional and managed services to complement their own, and are able to offer them under their own brand to the end customers.

Acquire complementary businesses and technologies. We may pursue the acquisition of complementary businesses and technologies or the establishment of joint ventures to broaden our product offerings, enhance the features and functionality of our systems, increase our penetration in targeted markets and expand our marketing and distribution capabilities.

AUDIOCODES SOLUTIONS, PRODUCTS AND SERVICES

Solutions

Enterprise Business

Unified Communications

Our enterprise business is driven primarily by our solutions for unified communications (UC) environments. In 2020, we noted a clear shift towards cloud-based UC or UC as a service (UCaaS) solutions as enterprises continue to migrate their IT infrastructure, in general, and UC solutions, in particular, to the cloud. We expect that trend to continue in 2021 and beyond, and consequently we plan to focus on providing solutions that ensure a smooth migration to cloud-based UC and offer operational simplicity, high quality and reliability.

Our efforts in the UCaaS arena are focused on a number of key partnerships, predominantly with Microsoft, who reported substantial growth in the active users of their Teams UC and collaboration solution during 2020. We expect our certified support for Teams Direct Routing, our growing offering of audio and video devices and meeting room solutions, and our additional communications software solutions (call recording and Meeting Insights productivity solution) to continue to be focus areas for us as enterprises migrate from Skype for Business and other UC solutions, and adopt Microsoft Teams.

We believe that our AudioCodes Live for Microsoft Teams managed services offering will continue to gain traction as enterprises look to streamline their UC operations. Consumed on a monthly subscription basis, AudioCodes Live for Microsoft Teams enables enterprises to benefit from Teams voice calling services without having to make capital investments in hardware and software and without the need for specialized, in-house technical expertise.

In addition to Microsoft, we also plan to build up our collaborations with other partners and their UC offerings, including Zoom Phone and Amazon Chime.

Contact Centers

During 2020, we broadened our business activity to encompass numerous contact center software vendors, including Genesys, Avaya and Cisco.

As contact center vendors turn their focus to cloud services, our approach is to engage with enterprises who prefer to undertake a smoother and controlled journey to the cloud at their own pace. We work with system integrators to help those enterprises introduce innovation to their existing contact centers by modernizing their capabilities with technology such as click-to-call, work-from-home agent access and conversational AI solutions.

VoiceAI Business Line

In the last few years, dramatic leaps forward in machine learning and AI have driven a revolution in the way enterprises boost engagement with their customers. These significant advances mean that businesses can now utilize conversational AI technologies offered by various providers to automate their customer service departments and train bots to give callers a high level of service whenever they get in touch. As voice is the most fundamental and intuitive method of conversation, we are focusing on enabling engagement of voice and telephony to various AI-based applications and implementing voice-based use cases, leveraging on the investment made in AI and voice applications.

Service Provider Business

In the service provider market, our go-to-market strategy concentrates on outreach to small and medium sized businesses (SOHO, SMB, SME) with our VoIP gateways, SBCs and routers. We engage directly with service providers worldwide and supply them with our versatile range of products to suit different business scenarios. This includes the ability to enable Microsoft Teams voice connectivity through the Direct Routing feature, which allows companies to connect on-premises IP-PBX and UC platforms to the cloud-based Teams service.

Products

Networking

Our Mediant family of session border controllers (SBCs), media gateways (MGWs) and multi-service business routers (MSBRs) is a line of versatile IP communications platforms that deliver seamless VoIP connectivity.

Our Mediant SBCs include hardware and software platforms that offer cost-efficient, scalable SBC and hybrid SBC-MGW functionality (SIP to TDM, SIP to SIP) for enterprises, service providers and cloud deployments. Our software SBCs are cloud-native and deliver elasticity and high scale on all current major cloud platforms. SBCs are deployed at the border between the enterprise and the service provider, as well as between the networks of different service providers. Our media gateways serve as an efficient junction between VoIP networks, legacy TDM equipment, and the PSTN.

AudioCodes MediaPack 1xx analog VoIP gateways are cost-effective, stand-alone VoIP devices for connecting legacy telephones, fax machines and PBX systems with IP telephony networks and IP-based PBX systems. The MediaPack 1288 is a high-density analog media gateway for organizations that need to integrate large numbers of analog devices into their new all-IP infrastructure.

Our family of multi-service business routers (MSBRs) offers service providers a range of all-in-one SOHO, SMB and SME routers that combine access, data, voice and security in a single device. These platforms are designed for managed data, SIP trunking, hosted PBX, and cloud-based communications services, and allow service providers to deploy flexible and cost-effective solutions.

Applications

AudioCodes offers a wide range of value-added voice applications to boost productivity and ensure a superior user experience.

SmartTAP

SmartTAP 360° Live is an intelligent, secure enterprise compliance recording solution for automatically capturing and indexing all types of internal and customer organizational interactions, including voice, video and instant messaging (IM). SmartTAP is available for deployment in customers’ datacenters and private clouds, or from the AudioCodes cloud.

SmartTAP 360° Live integrates seamlessly with Microsoft Teams to record all voice, video and IMs interactions for later-stage AI analysis and for meeting regulatory compliance demands.

Voca

AudioCodes Voca enables businesses to upgrade their calling experience rapidly and easily, by allowing callers to talk their way through an IVR menu. By combining VoiceAI and voice networking technologies, our agile conversational IVR solution features advanced, enterprise-grade voice recognition capabilities that instantly automate calling journeys for both customers and internal users with simple, intuitive voice requests. Voca’s out-of-the-box experience is mainly targeted at companies serving a large number of callers on their main line.

For contact center partners and system integrators, Voca is an easy, go-to solution for adding conversational capabilities to existing IVR systems, avoiding the complexities of dealing with a dedicated speech technology vendor, reducing the dependency on professional services, and maintaining high sales margins.

Voca enables a rich IVR experience in UC ecosystems by utilizing flexible hybrid connectivity capabilities with multiple telephony environments. Its multi-tenant service capability allows large customers to manage dedicated conversational IVRs for each of their sites, with easy role-based access for each site’s administrators.

Voca’s marketing and sales efforts are growing rapidly in North America, Germany, the United Kingdom, the Caribbean and Latin America region and Brazil, with plans to expand regional activity, mainly in the French, Nordics and Benelux markets. Voca’s key partners and channels include NTT, NEC Cloud, ScanSource, Nextpointe and ETKn.

VoiceAI Connect

AudioCodes VoiceAI Connect Enterprise Edition extends chat and voice bot functionality to telephony communications by connecting bots to any type of telephony channel, thus allowing customers to talk naturally with bots for a voice-centric user experience. We work primarily with bot framework vendors to enable and promote creation of voice-bots by adding voice and telephony functionality to their bot framework platforms. In 2020, we partnered with some of the leading bot framework vendors, including Microsoft, Google and Amazon.

We also initiated collaborations with a wide variety of market players, such as speech services providers, bot developers, system integrators and advisors. We intend to leverage these alliances to create significant voice-bot opportunities for us, especially in the contact center domain.

Additionally, the VoiceAI Connect Cloud Edition is a major tool for exposing the bot development ecosystem to a wide array of voice-bot use cases via trials and proof of concept projects.

Meeting Insights

AudioCodes Meeting Insights is an enterprise solution designed specifically for the meeting-technology world. It captures and organizes all meeting-generated content, from team collaboration and training sessions to sales and recruitment calls.

During meetings, Mia, a unique in-meeting voice assistant, takes notes, defines action items and marks important moments, either by text or with built-in AudioCodes VoiceAI technology.

Having made many user-driven product enhancements in 2020, we launched a new early adoption program in the first quarter of 2021. Meeting Insights will continue to be promoted worldwide through Microsoft partners.

Management and Operations

AudioCodes’ management and operations tools are designed for deployment within large-scale cloud or premises-based UC deployments. They enable the management, monitoring and operation of the entire AudioCodes portfolio, including SBCs, media gateways, Microsoft-specific appliances and IP phones.

AudioCodes One Voice Operations Center (OVOC) is a voice network management solution that combines management of voice network devices and quality of experience monitoring into a single, intuitive web-based application. OVOC enables administrators to adopt a holistic approach to network lifecycle management by simplifying everyday tasks and assisting in troubleshooting all the way from detection to correction. Its clear GUI design allows administrators to manage the full lifecycle of VoIP devices and elements from a single centralized location, saving time and costs.

AudioCodes Device Manager is a powerful and intuitive lifecycle management tool for enterprise IP phone deployments that enables administrators to deliver a reliable desktop phone service within their organization. With the ability to deploy and monitor AudioCodes 400HD IP phones, identify problems, and then fix them rapidly and efficiently, AudioCodes Device Manager increases employee satisfaction and productivity and lowers IT expenses.

Managing the dial plan and call routing rules of multi-site, multi-vendor enterprise VoIP networks can be extremely complicated. AudioCodes Routing Manager (ARM) delivers a highly effective, innovative solution to this problem by enabling centralized control of all session routing decisions. Through ARM’s highly intuitive graphical user interface, system administrators can design and modify their voice network topologies and call routing policies from a single location, resulting in significant time and cost savings. Time-consuming tasks such as adding a new PSTN or SIP trunk interconnection, adding a new branch office or modifying individual users’ calling privileges can be carried out simply and rapidly.

Devices

The AudioCodes 400HD series of IP phones includes a range of easy-to-use, feature-rich products for the enterprise unified communications (UC), service provider, hosted UC services and contact center markets. Based on the same advanced, field-proven underlying technology as our other VoIP products, our high-quality IP phones enable systems integrators and end-customers to build end-to-end VoIP solutions. Our IP phone portfolio includes devices built specifically for Microsoft Teams environments with full Teams integration and a native Teams interface.

The AudioCodes Room Experience (RX) suite delivers productive meeting room experiences regardless of room size. It combines a range of software and audio/video products from different UC solution vendors for effective voice-only conference calls and video-enabled collaboration sessions.

Services

Professional Services

We provide a modular portfolio of professional services to our partners and customers by delivering a complete network lifecycle model that is based on the three basic phases of Plan, Implement and Operate. Our professional services portfolio delivers seamless integration, high availability, and vast scalability to meet business and network demands.

Managed Services

We offer a range of managed services enabling our customers to deploy complex solutions solely by relying on the knowledge of our voice experts. These include providing our applications (such as SmartTAP, Voca, Meeting Insights and management applications) as managed services and a range of product-led services, such as managed SBCs and managed gateways.

AudioCodes Live for Microsoft Teams

AudioCodes Live for Microsoft Teams is a portfolio of managed services that removes complexity from the integration of Teams collaboration, unified communications (UC) and enterprise telephony. It provides a seamless, rapid and cost-effective migration to Teams for high quality voice and video collaboration.

This fully managed service is complemented by devices-as-a-service, monitoring and management tools, and service enhancing applications. AudioCodes Live is also available through our global network of telecom and Microsoft 365 partners.

VoiceAI Connect Cloud Edition

With recent developments in artificial intelligence, speech recognition and generation, and natural language understanding, a growing number of organizations are turning to conversational AI to give their customers a high level of service whenever they get in touch, all while ensuring that costs are kept under control.

VoiceAI Connect Cloud Edition is a cloud-based service enabling the bot development ecosystem to develop a wide array of voice-bot use cases via trials and proof of concept projects.

Sales and Marketing

Our sales and marketing strategy is focused on ways to obtain direct touch with the end customers, enterprises and service providers, enabling us to offer solutions best suited to solving the challenges the customer is facing. This approach also enables us to better understand the customer network and upsell additional products and capabilities that provide an optimal solution for the customer’s needs.

In parallel, we engage with the leading channels, VARs and system integrators in each region, partner with leading application vendors and achieve design wins with system integrators and VARs in our targeted markets. We select our partners based on their ability to provide effective field sales, end-customer engagement, marketing communications and technical support to our customers.

Prospective customers and channels generally must commit resources to test and evaluate our products and to integrate them into larger systems, networks and applications. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new communications equipment. For these reasons, the sales cycles of our products to new customers are often lengthy, averaging approximately six to twelve months after achieving a design win. This time may be further extended because of internal testing, field trials and requests for the addition or customization of features.

We market our products in the North America, Europe, Asia, Latin America and Israel through a direct sales force approaching channel partners and end users. We have invested significant resources in setting up local sales forces giving us a presence in relevant markets. We have placed particular emphasis on emerging markets such as Asia and India, in addition to continuing to sell our products in developed countries.

We have generally entered into non-exclusive sales representation/distribution agreements with customers in each of the major countries in which we do business. These agreements are typically for renewable 12-month terms or are terminable at will by us upon 90 days’ notice, and do not commit the customer to inventory or to any minimum sales of our products to third parties. Some of our customers have the ability to return some of the products they have previously purchased and purchase more up-to-date models.

In 2020, we continued to enhance our field marketing efforts with direct touch enterprise engagements, along with channel recruitment and generic marketing activities including tradeshows (mainly virtual due to the COVID-19 pandemic), webinars, seminars and online and social marketing.

Customers

Our customers consist of service providers (with direct and indirect relationships), enterprises (with direct and indirect relationships) and a small percentage of OEM customers.

Our service provider customers include a range of tier 1, 2 and 3 service providers that deploy our solution as part of their voice, UC, SIP trunk or other offerings for their business customers. Our solutions are primarily deployed at the customer premises and less commonly at the service provider core to provide connectivity and high-quality voice services. AudioCodes’ broad range of products, broad functionality (SBC, media gateway, routing, multiple WAN and PSTN interfaces) and wide interoperability allows service providers to deploy our solutions in practically any third party solution environment (e.g., BroadSoft (acquired by Cisco), Huawei, Alcatel, Metaswitch and others) and for a wide range of customers. Our solutions have been sold to service provider customers in 100 countries, mainly through a wide range of distributors and some via direct sales.

Our enterprise customers include a range of Fortune 1000 organizations, as well as smaller enterprises that use our equipment to primarily enable their UC solutions. Our solutions are sold to enterprise customers through a wide network of resellers and distributors and the bulk of our business is carried out in a two-tier model in over 100 countries. AudioCodes solutions enable enterprises to smoothly migrate their communications infrastructure to all-IP UC solutions. Our sales in this segment are based on two major business offerings: the traditional model including equipment, maintenance contracts and, optionally, day-1 professional services, on the one hand, and a full “as-a-service” solution or managed service that includes the equipment, maintenance, day-1 and day-2 professional services, on the other. The latter offering promises higher revenues and profits over time.

AudioCodes OEM customers include vendors that leverage AudioCodes’ technology and quality to deliver VoIP products and solutions. Historically, a substantial portion of our revenue has been derived from OEM customers that sold our technology products as part of their own voice solutions.

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

We utilize contract manufacturing for virtually all our manufacturing processes. Most of our manufacturing is carried out by third-party subcontractors in China and Israel. Our internal manufacturing activities consist primarily of the production of prototypes, test engineering, materials purchasing and inspection, final product configuration and quality control and assurance.

In addition, we have engaged several original design manufacturers, or ODMs, based in Asia to design and manufacture some of our products. We may engage additional ODMs in the future. Termination of our commercial relationship with an ODM or the discontinuance of manufacturing of products by an ODM would negatively affect our business operations.

We are obligated under certain agreements with our suppliers to purchase goods and to purchase excess inventory. Aggregate non-cancellable obligations under these agreements as of December 31, 2020 were approximately $14.0 million.

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

In the following sections we list competing vendors and providers in each of our main product and service categories:

Networking solutions

In the area of enterprise session border controllers, we compete with Oracle, Ribbon Communications, Metaswitch (acquired by Microsoft), TE-Systems and Ingate.

In the area of low and mid-density digital gateways we face competition from companies such as Ribbon Communications, Cisco, Dialogic, NewRock, Patton, Ferrari and Sangoma.

Our competitors in the area of multi-service business routers are companies such as Cisco, Juniper, Adtran, One-Access (acquired by Ekinops), Patton, Huawei, HP/3COM and Alcatel-Lucent.

Applications

Our competitors in the area of call recording are companies such as Verint, NICE, ACS, Red Box, Teleware and Dubber.

Our competitors in the area of applications leveraging speech recognition and conversational AI technology include companies such as Twilio, Nuance and IBM, as well as Contact Center vendors such as Genesys and Avaya. Some public cloud providers offer technology and services that partially overlap with ours and several smaller startup companies are also developing competing solutions.

Devices

Our principal competitors in the area of IP phones and meeting room devices are “best-of-breed” IP phone vendors and end-to-end IP telephony vendors. “Best of breed” IP phone vendors sell standards-based SIP phones that can be integrated into any standards-based IP-PBX or hosted IP telephony system. These competitors include Poly, Yealink, Grandstream, VTEC (which acquired Snom Technology) and many others.

End-to-end IP telephony vendors sell IP phones that only work in their proprietary systems. These competitors include Cisco, Avaya, Alcatel-Lucent, Siemens, Mitel and NEC. In the area of Microsoft UC our competitors are the certified devices vendors – Yealink and Poly.

AudioCodes Live for Microsoft Teams managed services

Our competitors for AudioCodes Live for Microsoft Teams are companies that offer a variety managed services for business customers. These companies include systems integrators, service providers and some cloud-based solution providers. In certain cases, some companies buy AudioCodes products and/or services, and use them to offer managed services to their customers. AudioCodes sometimes works in partnership with such companies to complement their offering or even leverage some of their capabilities to offer managed services.

Some of our competitors have the ability to offer vendor-sponsored financing programs to customers. Those with broad product portfolios may also be able to offer lower prices on products that compete with ours because of their ability to recoup a loss of margin through sales of other products or services. Additionally, voice, audio and other communications alternatives that compete with our products are constantly being introduced.

Some of our competitors are also customers of our products and technologies.

In the future, we may also develop and introduce other products or services with new or additional telecommunications capabilities or services. As a result, we may compete directly with VoIP companies, system integrators, VARs and other telecommunications infrastructure and solution providers, some of which may be our current customers. Additional competitors may include companies that currently provide communication software products and services. The ability of some of our competitors to bundle other enhanced services or complete solutions with VoIP products could give these competitors an advantage over us.

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

We own U.S. patents that relate to our technologies. We also actively pursue patent protection in selected other countries of interest to us. In addition to patent protection, we seek to protect our proprietary rights through unregistered copyright protection and through restrictions on access to our trade secrets and other proprietary information which we impose through confidentiality agreements with our customers, suppliers, employees and consultants.

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

In the past, we have entered into technology licensing fee agreements with third parties. Under these agreements, we agreed to pay the third parties royalties, based on sales of relevant products.

C.	ORGANIZATIONAL STRUCTURE

AudioCodes Ltd. is the parent company of a group that consists of AudioCodes Ltd. and over 20 subsidiaries worldwide. AudioCodes Inc., our wholly-owned U.S. subsidiary incorporated in Delaware, is a significant subsidiary based in Somerset, New Jersey.

D.	PROPERTY, PLANTS AND EQUIPMENT

We lease our main office and warehouse facilities, located in Airport City, Lod, Israel, which occupy approximately 274,000 square feet for annual lease payments of approximately $6.5 million (including management fees). The term of this lease extends until January 31, 2024.

Our U.S. subsidiary, AudioCodes Inc., leased an approximately 15,400 square foot facility in Somerset, New Jersey. AudioCodes Inc. also leases offices in Morrisville, North Carolina. The annual lease payments in 2020 (including management fees) for all our offices in the United States were approximately $511,000.

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

On an ongoing basis, management evaluates its estimates and judgments. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Management believes the significant accounting policies that affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and are the most critical to aid in fully understanding and evaluating AudioCodes’ reported financial results include the following:

●	Revenue recognition and allowance for sales returns;
●	Allowance for doubtful accounts;
●	Inventories;
●	Intangible assets;
●	Goodwill;
●	Income taxes and valuation allowance;
●	Share-based compensation; and
●	Contingent liabilities.

In light of the currently unknown extent and duration of the COVID-19 pandemic, we face a greater degree of uncertainty than normal in making the judgments and estimates needed to apply certain of our significant accounting policies.

Revenue Recognition and Allowance for Sales Returns

We generate our revenues primarily from the sale of products through a direct sales force and sales representatives. Our products are delivered to our customers, which include original equipment manufacturers, or OEMs, network equipment providers, systems integrators and distributors in the telecommunications and networking industries, all of whom are considered end-users.

Revenues are recognized in accordance with ASC 606, “Revenue from Contracts with Customers”. We recognize revenue under the core principle that transfer of control to our customers generates revenue in an amount reflecting the consideration we expect to receive from a customer. As such, we identify a contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation in the contract and recognize revenues when (or as) we satisfy a performance obligation.

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

We enter into contracts that included combinations of products and services that are capable of being distinct and accounted for as separate performance obligations. The products are distinct upon delivery as the customer can derive the economic benefit of it without any professional services, updates or technical support. We allocate the transaction price to each performance obligation, based on its relative standalone selling price out of the total consideration of the contract. For support, we determine the standalone selling prices, based on the price at which we separately sell a renewal contract on a standalone basis. For professional services, we determine the standalone selling prices based on the price at which we separately sell those services on a standalone basis.

Our products contain a significant element relating to our proprietary technology and our solutions offer substantially different features and functionality. As a result, the comparable pricing of products with similar functionality typically cannot be obtained. Additionally, as we are unable to reliably determine the selling prices of comparable products sold by competitors and generally do not sell the products separately on a standalone basis, the standalone selling prices are not directly observable. Therefore, we make estimates based on reasonably available information. The estimated selling price is established considering multiple factors including, but not limited to, pricing practices in different geographical areas and through different sales channels, gross margin objectives, internal costs, the pricing strategies of competitors and industry technology lifecycles.

We have no obligation to customers after the date on which products are delivered, other than pursuant to warranty obligations and any applicable right of return. We grant to certain customers a right of return or the ability over a limited period to exchange for other products a specific percentage of the total price paid for products they have purchased. We maintain a provision for product returns and exchanges and other incentives, based on our experience with historical sales returns, analysis of credit memo data and other known factors, all in accordance with ASC 606. This provision is deducted from revenues and amounted to $3.0 million and $1.9 million as of December 31, 2020 and 2019, respectively. This provision was recorded as part of other payables and accrued expenses.

Deferred revenues include amounts invoiced to customers for which revenue has not yet been recognized. Deferred revenues are recognized as (or when) we perform the performance obligations under the contract.

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

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the “weighted average cost” method for raw materials and finished products. We periodically evaluate the quantities on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow moving items, technological obsolescence, excess inventories, discontinued product lines and market prices lower than cost. We wrote off inventory in a total amount of $4.2 million, $4.5 million and $1.9 million in the years ended December 31, 2020, 2019, and 2018, respectively.

Intangible assets

As a result of our acquisitions, our balance sheet included acquired intangible assets in the aggregate amount of approximately $0.6 million and $0.9 million as of December 31, 2020 and 2019, respectively.

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

During the years ended December 31, 2020, 2019 and 2018, no impairment charges were identified.

Goodwill

As a result of our acquisitions, our balance sheet included acquired goodwill in the aggregate amount of approximately $36.2 million as of December 31, 2020 and 2019. Goodwill represents the excess of the purchase price and related costs over the fair value of net tangible and identifiable intangible assets of businesses acquired and accounted for under the purchase method. In accordance with ASC 350, “Intangible, Goodwill and Other,” goodwill is not amortized and is tested for impairment at least annually. Our annual impairment test is performed at the end of the fourth quarter each year. If events or indicators of impairment occur between the annual impairment tests, we perform an impairment test of goodwill at that date.

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

During the years ended December 31, 2020, 2019 and 2018, no impairment losses were identified with respect to intangible assets.

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

Share-based compensation

We account for share-based compensation in accordance with ASC 718, “Compensation – Stock Compensation”. We utilize the Black-Scholes option pricing model to estimate the fair value of share-based compensation at the date of grant. The Black-Scholes model requires subjective assumptions regarding dividend yields, expected volatility, expected life of options and risk-free interest rates. These assumptions reflect management’s best estimates. Changes in these inputs and assumptions can materially affect the estimate of fair value and the amount of our share-based compensation expenses relating to stock options. We recognized share-based compensation expense of $8.8 million, $5.3 million and $3.3 million in the years ended December 31, 2020, 2019 and 2018, respectively. As of December 31, 2020, there was approximately $15.1 million of total unrecognized share-based compensation expense related to non-vested share-based compensation arrangements granted by us. As of December 31, 2020, that expense is expected to be recognized over a weighted-average period of 1.07 years.

Contingent liabilities

We are, from time to time, involved in claims, lawsuits, government investigations, and other proceedings arising from the ordinary course of our business. We record a provision for a liability when we believe that it is both probable that a liability has been incurred, and the amount can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount. Such legal proceedings are inherently unpredictable and subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, it could have a material impact on our results of operations, financial position and cash flows. No provision was recorded as of December 31, 2020.

Recently Issued and Adopted Accounting Pronouncements

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

Overview

AudioCodes is a leading vendor of advanced communications software, products and productivity solutions for the digital workplace. Our products are deployed on-premises or delivered from the cloud. Providing software communications, cloud-based platforms, customer premise equipment and software applications, our solutions and products are geared to meet the growing needs of enterprises and service providers realigning their operations towards the transition to all-IP networks and hosted unified communications and collaboration business services. In addition, we offer a complete suite of professional and managed services that allow our partners and customers to choose a service packages (or complement their own offering) from a modular portfolio of professional services.

Our products are deployed globally in enterprise and service provider cloud networks. Our products include session border controllers (SBC), life cycle management solutions, VoIP network routing solutions, media gateways, multi-service business routers, IP phones, value added applications and professional services. Our high-definition VoIP technologies and products provide enhanced intelligibility and a better end user experience in emerging voice communications services. We have tens of millions of SBC, media gateway and media server sessions deployed in over 100 countries across the globe. Our high availability platforms cover the spectrum of low, mid and high-density applications for service providers and large enterprises.

With over 25 years in the telecommunications market, we offer a broad range of solutions and services for both enterprise and service provider deployments. These solutions are built around our field-proven VoIP product range. Our VoIP technology contains voice quality enhancements and best-of-breed VoIP network elements and applications, and has a proven track record in product and network interoperability with the industry’s leading companies. With full support for industry standard protocols such as SIP, and proven interoperability with industry leading soft switches, private branch exchanges (PBXs), IP-PBXs, unified communications and contact center platforms, we deliver innovative solutions for virtually any voice communications environment, offering reduced total cost of ownership, enhanced features, and superior voice quality.

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

In November 2019, we and our former Israeli subsidiary, AudioCodes Development Ltd. (which was merged into our company effective January 1, 2020), entered into a royalty buyout agreement (the “Royalty Buyout Agreement”) with the IIA relating to certain grants they had received from the IIA. The contingent net royalty liability to the IIA at the time of the Royalty Buyout Agreement with respect to these grants was approximately $49 million (in this section, the “Debt”), including interest to the date of the Royalty Buyout Agreement. As part of the Royalty Buyout Agreement, we agreed to pay approximately $32.2 million to the IIA (to settle the Debt in full) in three annual installments starting in 2019. The annual installments are linked to the NIS and bears interest. Pursuant to the Royalty Buyout Agreement, we eliminated all royalty obligations related to our future revenues with respect to these grants. In December 2020 and November 2019, we paid the two first installments of approximately $11.6 and $10.7 million, respectively, due under the Royalty Buyout Agreement.

We offer a comprehensive professional services program intended to provide responsive, preventive, and consultative support of our networking products. Our professional services support networking devices, applications and infrastructures, allowing large organizations and service providers to realize the potential of a high-performance multi-service network.

Our headquarters and research and development facilities are located in Israel with research and development extensions in the U.S. and China. We have other offices located in Europe, Asia, Latin America and Australia.

Historically, a substantial portion of our revenue has been derived from large purchases by a limited number of OEMs, NEPs, systems integrators and distributors. ScanSource Communications Group, our largest customer, accounted for 13.5%, 16.0% and 17.8% of our revenues in the years ended December 31, 2020, 2019 and 2018, respectively. In addition, Westcon Group accounted for 13.0%, 13.5% and 11.1% of our revenues in the years ended December 31, 2020, 2019 and 2018, respectively. Our top five customers accounted for 37.7%, 41.5% and 38.7% of our revenues in the years ended December 31, 2020, 2019 and 2018, respectively. If we lose a large customer and fail to add new customers to replace lost revenue, our operating results may be materially adversely affected.

Revenues, based on the location of our customers for the last three fiscal years, are as follows:

	Year Ended December 31,
	2020	2019	2018
Americas	46.7%	48.7%	49.1%
Far East	16.3	13.6	14.7
Europe	34.3	36.4	33.6
Israel	2.7	1.3	2.6
Total	100.0%	100.0%	100.0%

Beyond repeated business from distributors and service providers, we believe that prospective customers are generally required to make a significant commitment of resources to test and evaluate our products and to integrate them into their larger systems. Our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new communications equipment. For these reasons, the sales cycles of our products to new customers are often lengthy, averaging approximately six to twelve months. As a result, we may incur significant selling and product development expenses prior to generating revenues from sales.

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

The demand for VoIP technology has increased during recent years. In recent years, the shift from traditional circuit-switched networks to next generation packet-switched networks continued to gain momentum. As data traffic becomes the dominant factor in communications, service providers are building and maintaining converged networks for integrated voice and data services. In developed countries, traditional and alternative service providers have adopted bundled triple play (voice, video and data) and quadruple play (voice, video, data and mobile) offerings. This trend, enabled by voice and multimedia over IP, has fueled competition among cable, wireline, ISP and mobile operators, increasing the pressure for adopting and deploying VoIP networks. In addition, underdeveloped markets without basic wire line service in countries such as China and India and certain countries in Eastern Europe are adopting the use of VoIP technology to deliver voice and data services that were previously unavailable.

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

Impact of COVID-19 on Our Business and Operations

The COVID-19 pandemic has affected businesses around the world for over a year. Governmental authorities of many countries around the world, including Israel and the United States, implemented significant measures to control the spread of the virus, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of businesses. In response, we implemented remote working and workplace protocols for our employees in Israel in accordance with Israeli Ministry of Health requirements and similar arrangements in other countries in which we operate.

The COVID-19 pandemic has had multiple impacts on our business. The outbreak disrupted supply chains and affected production and sales across a range of industries. Some of our materials and products are sourced from suppliers located in China, we manufacture most our products in China and we have more than 50 employees in China. Around the middle of the first quarter of 2020, we experienced delays in the manufacturing of our hardware products in China due to the COVID-19 outbreak. Although we were able to ship all of our products as planned during the quarter, COVID-19 has caused and may continue to cause disruptions and/or delays in our supply chain, manufacturing and shipments. We cannot estimate the duration or negative impact of the COVID-19 pandemic on our business. However, depending on the duration and scope of the pandemic, it could have a material adverse effect on our business and results of operations.

The lockdown, shelter in place and social distancing policies adopted by governments worldwide to manage the COVID-19 pandemic led to an acceleration in the adoption of work from home (Work from Home or WFH) policies and technologies, a global trend that had already been gaining momentum in the past few years. To ensure business continuity, companies and contact centers were compelled to transition their employees quickly from an office to a working-from-home environment. This in turn led to increased demand for UCaaS and video conferencing solutions such as Microsoft Teams and Zoom, as well as Work from Home agent solutions for contact centers. As a result, AudioCodes experienced an increased demand for our related products and solutions.

In response, we launched Work from Home promotions and solutions aimed at helping companies offer reliable and high-quality voice communications for Work from Home employees and contact center agents. We expect businesses that previously were unable to transition to WFH, or faced challenges in their implementation of WFH arrangements due to aging or inappropriate communications solutions, to adopt policies and technologies to better prepare them for future foreseeable and unforeseeable events that prevent employees from working in a company’s offices. We also believe that numerous businesses may decide to transition to WFH, either fully or partially, as a continuing alternative to the manner in which they conducted their operations before the COVID-19 outbreak.

The worldwide scale, rapid development and fluidity of the COVID-19 pandemic and its material adverse impact on the global economy restricts our ability to predict how COVID-19 could impact our business and operations going forward. The extent of the impact of COVID-19 on our business and results of operations will depend on future developments, which are highly uncertain, including the duration and severity of the global pandemic, the effects of subsequent waves and variants of COVID-19, the timing and effectiveness of vaccination campaigns in the countries in which we operate, our ability to maintain our supply chain and to continue to manufacture products and restrictions on our business and personnel that may be imposed by governmental rules and regulations implemented to contain or treat COVID-19.

Results of Operations

The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
Statement of Operations Data:	2020	2019	2018
Revenues:
Products	65.8%	67.7%	68.0%
Services	34.2%	32.3%	32.0%
Total revenues	100.0%	100.0%	100.0%

Cost of revenues:
Products	24.6	29.5	29.4
Services	7.5	7.1	7.8
Expense related to royalty buyout agreement with the IIA	—	16.1	—
Total cost of revenues	32.1	52.6	37.2
Gross profit	67.9	47.4	62.8
Operating expenses:
Research and development, net	20.9	20.6	19.7
Selling and marketing	23.2	25.7	28.0
General and administrative	6.4	5.9	5.8

Total operating expenses	50.5	52.2	53.5

Operating income (loss)	17.4	(4.8)	9.3
Financial income (expenses), net	(0.8)	(0.9)	0.1
Income (loss) before taxes on income	16.6	(5.7)	9.4
Tax benefit (taxes on income)	(4.3)	7.7	(1.7)
Net income	12.3%	2.0%	7.7%

Year Ended December 31, 2020, Compared to Year Ended December 31, 2019

Revenues. Revenues increased 10.2% to $220.8 million in the year ended December 31, 2020, from $200.3 million in the year ended December 31, 2019.

Our revenues from sales of products in the year ended December 31, 2020 increased by 7.1% to $145.3 million, or 65.8% of total revenues, from $135.6 million, or 67.7% of total revenues, in the year ended December 31, 2019. The increase in revenues from sales of products was primarily attributable to the increased adoption of unified communications and collaboration solutions by businesses/enterprises; specifically, Microsoft Skype for Business and Teams which collectively account for a large portion of our revenues. In the year ended December 31, 2020, Microsoft Teams experienced acceleration in adoption rate driven by new customer adoption and migration from Microsoft Skype for Business. Accordingly, in the year ended December 31, 2020, our Microsoft Teams related revenues increased, partially offset by decrease in Microsoft Skype for Business related revenues, leading to an overall increase in revenues from the Microsoft unified communications platform. In addition, carriers in specific countries are still migrating to all-IP voice networks and shutting off TDM switches, triggering demand for VoIP products to connect to new IP switches. There is also increased migration by contact center customers moving to IP and acquiring Work from Home solutions. This increased adoption of UC and CC solutions and the migration to all-IP voice networks positively affected the demand for our products, specifically supporting high growth of our SBC products. On the other hand, sales of IP phone devices were less than expected because COVID-19 has resulted in widespread Work from Home, causing delays in purchases of IP phones for office deployments.

Our revenues from sales of services in the year ended December 31, 2020 increased by 16.7% to $75.4 million, or 34.2% of total revenues, from $64.6 million, or 32.3% of total revenues, in the year ended December 31, 2019. The increase in revenues from sales of services was primarily driven by the growth in sales of technical support services, which relate to sales of products during the year ended December 31, 2020 and in previous years and by the growth in professional services. The growth in product support services was attributable to sales of products in prior years that resulted from an increase of our renewal rate of support agreements and from support services for a larger number of products being supported. The growth in sales of professional services was attributable to offering more managed services with larger contract value as part of a broader portfolio of professional services offered by us and an increase in demand for such services in the Enterprise UC market (mainly Microsoft Teams).

Cost of Revenues and Gross Profit. Cost of revenues includes the cost of hardware, quality assurance, overhead related to professional and support customer services, overhead related to manufacturing activity, technology licensing and royalty fees payable to third parties and to the IIA. As mentioned above, in the year ended December 31, 2019, we entered into the Royalty Buyout Agreement with the IIA. The agreement provides for payments of $32.2 million to the IIA. This expense is included in the cost of revenues in the year ended December 31, 2019. Gross profit increased to $149.8 million in the year ended December 31, 2020, from $95.0 million in the year ended December 31, 2019. Gross profit as a percentage of total revenues was 67.9% in the year ended December 31, 2020, compared to 47.4% in the year ended December 31, 2019. The increase in the gross profit as a percentage of total revenues is primarily attributable to the payment obligations under the Royalty Buyout Agreement which were recorded as an expense in the cost of revenues in the year ended December 31, 2019, and the elimination of the royalty payments to the IIA following the Royalty Buyout Agreement. In addition, our gross profit percentage benefited from to the higher increase in our revenues from sales of software products and services, which have a significantly higher average gross margin and from our fixed overhead costs being spread over increased revenues. In the year ended December 31, 2020, expenses included in cost of revenues related to share-based compensation were $181,000, compared to $183,000 in the year ended December 31, 2019.

Cost of revenues related to sales of products decreased by 7.9% to $54.4 million in the year ended December 31, 2020, from $59.0 million in the year ended December 31, 2019. The decrease is primarily attributable to the elimination of the royalty payments to the IIA following the Royalty Buyout Agreement, and to lower costs due to the slight decrease in revenues from sales of hardware products.

Cost of revenues related to sales of services in the year ended December 31, 2020 increased by 17.3% to $16.6 million, from $14.1 million in the year ended December 31, 2019. This increase is primarily attributable to higher support personnel expenses associated with providing services and implementation of our products with service providers as well as enterprise customers. In the year ended December 31, 2020, the gross margin percentage from sales of services slightly decreased to 78.0%, from 78.1% in the year ended December 31, 2019.

Research and Development Expenses, net. Research and development expenses, net, consist primarily of salaries and related costs of employees engaged in ongoing research and development activities, development-related raw materials and the cost of subcontractors, less grants from IIA. Research and development expenses increased by 11.8% in the year ended December 31, 2020 to $46.1 million, from $41.2 million in the year ended December 31, 2019. As a percentage of total revenues, research and development expenses, net increased to 20.9% in the year ended December 31, 2020, from 20.6% in the year ended December 31, 2019. The increase on an absolute basis is primarily due to the decrease in the IIA grants recognized, as well as due to the increase in the expenses related to share-based compensation and due to an increase in the number of employees and related expenses. In the year ended December 31, 2020, expenses included in research and development expenses related to share-based compensation were $1.5 million, compared to $0.9 million in the year ended December 31, 2019. IIA grants recognized were $0.4 million in the year ended December 31, 2020, compared to $1.3 million in the year ended December 31, 2019.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of salaries and related costs (including sales commissions) of sales and marketing personnel, as well as exhibition, travel and related expenses. Selling and marketing expenses decreased by 0.6% in the year ended December 31, 2020 to $51.2 million, from $51.5 million in the year ended December 31, 2019. As a percentage of total revenues, selling and marketing expenses decreased to 23.2% in the year ended December 31, 2020, from 25.7% in the year ended December 31, 2019. The decrease on an absolute basis is due to COVID-19 related decrease in travel, conferences and exhibitions expenses. This decrease was partially offset by an increase in employee related expenses associated with additional employees and an increase in bonuses and commission expenses based on our performance, in line with the increase in our revenues. In addition, in the year ended December 31, 2020, expenses included in selling and marketing expenses related to share-based compensation were $3.6 million, compared to $2.2 million in the year ended December 31, 2019.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related costs of finance, human resources and general management personnel, rent, network and allowance for doubtful accounts, as well as insurance and consultant services expenses. General and administrative expenses increased by 20.4% to $14.2 million in the year ended December 31, 2020, from $11.8 million in the year ended December 31, 2019. As a percentage of total revenues, general and administrative expenses increased to 6.4% in the year ended December 31, 2020, from 5.9% in the year ended December 31, 2019. The increase in general and administrative expenses was primarily due to the increase in the expenses related to share-based compensation. In the year ended December 31, 2020, expenses included in general and administrative expenses related to share-based compensation were $3.4 million compared to $2.0 million in the year ended December 31, 2019.

Financial Income (Expenses), Net. Financial expenses, net consists primarily of interest on our bank loans and bank charges, exchange rate and linkage to the Israeli CPI differences, net of interest earned on cash and cash equivalents, marketable securities and bank deposits. Financial expenses, net, in the year ended December 31, 2020 were $1.7 million, compared to financial expenses, net of $1.8 in the year ended December 31, 2019. The decrease in financial expenses, net in the year ended December 31, 2020 was mainly due to higher interest income recorded with respect to our bank deposits which increased due to the $85.4 million of proceeds from our public offering of ordinary shares in June 2020.

Taxes on income (tax benefit), Net. We had a net income tax expense of $9.4 million in the year ended December 31, 2020, compared to a net income tax benefit of $15.3 million in the year ended December 31, 2019. During the year ended December 31, 2019, we fully utilized the remaining amount of the deferred tax asset recorded in 2016. Based on our earnings history and expected future operating results, we recorded deferred tax asset in the amount of $20.5 million as of December 31, 2019. This deferred tax asset represents the approximate amount of our net operating losses and temporary tax differences that we estimate will be utilized over the next few years. The net income tax benefit in the year ended December 31, 2019 reflects the effect of the tax benefit associated with the creation of this deferred tax asset. The net income tax expense in the year ended December 31, 2020 mainly resulted from the decrease in deferred tax asset due to utilization against income before taxes on income.

A discussion with respect to a comparison of the results of operations for the year ended December 31, 2019, compared to the year ended December 31, 2018 is contained under the heading “Results of Operations” in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2019 (the “2019 20-F”).

Impact of Inflation, Devaluation and Fluctuation of Currencies on Results of Operations, Liabilities and Assets

Since the majority of our revenues are denominated in or linked to the dollar, we believe that inflation and fluctuations in the NIS/dollar exchange rate have no material impact on our revenues. However, a majority of the cost of our Israeli operations, mainly personnel and facility-related, is incurred in NIS. Inflation in Israel and dollar exchange rate fluctuations have some influence on our expenses and, as a result, on our net income. Our NIS costs, as expressed in dollar, are influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the dollar.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

			Israeli
	Israeli	NIS devaluation	inflation
	inflation	or appreciation	adjusted for
Year Ended	rate	rate	devaluation
December 31,	%	%	%
2020	(0.7)	(7.0)	(6.3)
2019	0.6	(7.8)	(8.4)
2018	0.8	8.1	7.3

B.	LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations for the last two years primarily from our cash and cash equivalents, bank deposits, bank borrowings and cash from operations. In addition, in June 2020, we realized net proceeds of approximately $85.4 million as a result of a public offering.

As of December 31, 2020, we had $186.3 million in cash and cash equivalents, short-term and long-term marketable securities and bank deposits, an increase of $114.4 million from $71.9 million of cash and cash equivalents and bank deposits at December 31, 2019. This increase is primarily the result of the proceeds from our public offering in June 2020. As of December 31, 2020, we were restricted with respect to using approximately $6.0 million of our cash as a result of provisions in our loan agreements, a lease agreement and foreign exchange derivatives transactions.

Issuance of ordinary shares

On June 8, 2020, we sold in an underwritten public offering 2,600,000 of our ordinary shares, at a price of $35 per share. Our net proceeds from this offering were approximately $85.4 million, after deducting underwriters’ discounts and commissions and other offering expenses payable by us.

Share Repurchase Program and Cash Dividends

In each of January and August 2019 and February 2020, we received court approval in Israel to repurchase up to $12.0 million of our ordinary shares. In January 2021, the court approved the purchase of an additional $30.0 million of our ordinary shares. Each of the approvals received in 2019, 2020 and 2021 allowed us to use the approved amounts for share repurchases or cash dividends. In addition, in August 2020 we received court approval in Israel of distribution in an aggregate amount of $10 million. The Israeli court generally limits its approval to six months from the date of application. As a result, although the program does not have a set end date, it requires renewal each six months by submitting a new court application, based on the then prevailing facts. No shares were repurchased during the year ended December 31, 2020. Share purchases have and will take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume or other factors. The repurchase program does not require us to purchase a specific number of shares and may be suspended from time to time or discontinued.

During the year ended December 31, 2020, we declared and paid cash dividends in the aggregate amount of $8.5 million. During the year ended December 31, 2019, we acquired an aggregate of 559,848 of our ordinary shares for approximately $8.0 million and declared and paid a cash dividend in the aggregate amount of $6.7 million. In February 2021, we declared a cash dividend in the aggregate amount of $5.3 million. After the declaration of this dividend, we had approximately $24.7 million available for share repurchases or dividends under the most recent court approval granted in January 2021.

Bank Loans

In December 2015, we entered into a loan agreement with an Israeli commercial bank that provided loans in the total principal amount of $3.0 million and 3.0 million Euro. The loans bore interest at an annual rate equal to LIBOR plus 1%-2.5% and were repayable in 20 equal quarterly installments. As of December 31, 2020 the loans have been repaid in full.

In December 2016, we entered into a loan agreement with an Israeli commercial bank that provided loans in the total principal amount of $6.0 million. The loans bear interest at an annual rate equal to LIBOR plus 1.1%-2.5% and are repayable in 20 equal quarterly installments. As of December 31, 2020, there was $1.2 million principal amount of these loans outstanding.

As of December 31, 2020, we were required to maintain an aggregate of $0.6 million of compensating bank deposits with respect to our bank loans. The amount of the compensating balances we are required to keep decreases over time as we repay these loans.

The loan agreements require us, among other things, to meet certain financial covenants such as maintaining shareholders’ equity, cash balances, and liabilities to banks at specified levels, as well as achieving certain levels of operating income.

As of December 31, 2020, we were in compliance with the financial covenants contained in our loan agreements.

Cash Flows from Operating Activities

Our operating activities provided cash in the amount of $38.5 million in the year ended December 31, 2020, primarily due to net income of $27.2 million, an increase of $5.9 million in deferred revenues, an increase of $3.8 million in other payables and accrued expenses, non-cash charges of $2.3 million for depreciation and amortization and $8.8 million for share-based compensation expenses and a decrease of $8.4 million in deferred tax assets, partially offset by a decrease of $9.8 million in the royalty buyout liability and an increase of $7.0 million in trade receivables. Our deferred revenues increased mainly due to the increase in the revenues from services in the past years and the deferred tax assets decreased as a result of utilization of these assets and update of temporary tax differences.

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

Cash Flows from Investing Activities

In the year ended December 31, 2020, we used $139.3 million of cash in investing activities, primarily as a result of purchase of $55.0 million of marketable securities and a net increase of $82.8 million in short-term and long-term bank deposits.

In the year ended December 31, 2019, our investing activities provided cash in the amount of $29.6 million from the proceeds of $29.4 million from redemption of marketable securities and from a decrease of $12.2 million in short-term and long-term bank deposits, partially offset by the purchase of $10.0 million of marketable securities and by capital expenditure of $1.9 million.

Cash Flows from Financing Activities

In the year ended December 31, 2020, our financing activities provided cash in the amount of $77.1 million, primarily due to the $85.4 million of net proceeds from our public offering of ordinary shares in June 2020 and $3.1 million of proceeds from the issuance of shares upon exercise of stock options, partially offset by $8.4 million used to pay cash dividends to our shareholders and $2.5 million used for repayment of bank loans.

In the year ended December 31, 2019, we used $14.5 million of cash in financing activities, primarily as a result of $8.0 million used to repurchase our shares, $6.7 million used to pay cash dividends to our shareholders and $2.5 million used for repayment of bank loans, partially offset by $3.1 million of proceeds from the issuance of shares upon exercise of stock options.

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

Information with respect to Liquidity and Capital Resources as of December 31, 2019 and for the year then ended is contained under the heading “Liquidity and Capital Resources” in Item 5 of our 2019 20-F.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and Development

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing products and to develop new ones. We invest in cloud and virtualization technologies, making sure our products and technologies suit and are optimized to cloud and hosted services environments. We are also further developing our SaaS offers with solutions like SmartTAP, VoiceAI Connect and Voca. We are developing productivity solutions, and specialized appliances and applications for Microsoft Teams such as Direct Routing Survivable Branch Appliances (SBA). We are constantly enhancing our session border controllers and digital media gateways for carrier and enterprise deployments, multi-service business routers, IP phones and meeting room devices, and management applications with increased capacity, new functionalities and compliance with the latest relevant standards and protocols. As of December 31, 2020, 277 of our employees were engaged primarily in research and development on a full-time basis.

In addition we continue to maintain our analog and digital media gateways for carrier and enterprise applications, multi-service business routers and develop further our session border controllers, IP phones, management routing and productivity applications, as well as specialized appliances for Microsoft Skype/Teams for Business such as SBA, CCE and CloudBond 365. Our platforms are expected to feature increased session capacity, new functionalities, enhanced signaling software and compliance with new protocols, as well as new management and productivity applications. We also invest in cloud and virtualization technologies, making sure our products and technologies suit and are optimized to cloud and hosted services. As of December 31, 2020, 277 of our employees were engaged primarily in research and development on a full-time basis.

Our research and development expenses, net were $46.1 million in the year ended December 31, 2020, compared to $41.2 million in the year ended December 31, 2019, and $34.7 million in the year ended December 31, 2018. From time to time we have received royalty-bearing grants from the IIA. As a recipient of grants from the IIA, we are obligated to perform all manufacturing activities for projects subject to the grants in Israel unless we receive an exemption. Know-how from research and development which is used to produce products may not be transferred to third parties without the approval of the IIA and may require significant payments. The IIA approval is not required for the export of any products resulting from such research or development.

In November 2019, we and our former Israeli subsidiary, AudioCodes Development Ltd., entered into the Royalty Buyout Agreement with the IIA relating to certain grants we have received from the IIA. The contingent net royalty liability to the IIA at the time of the Royalty Buyout Agreement with respect to these grants was approximately $49 million, including interest to the date of the Royalty Buyout Agreement. As part of the Royalty Buyout Agreement, we agreed to pay approximately $32.2 million to the IIA (to settle the Debt in full) in three annual installments starting in 2019. The annual installments are linked to the NIS and bear interest. Pursuant to the Royalty Buyout Agreement, we eliminated all royalty obligations related to our future revenues with respect to these grants. In December 2020 and November 2019, we paid the two first installments of approximately $11.6 million and $10.7 million, respectively, due under the Royalty Buyout Agreement.

Through December 31, 2020, we had obtained grants from the IIA aggregating $7.3 million for certain of our research and development projects related to our other Israeli subsidiaries. We are obligated to pay royalties to the IIA (not covered by the Royalty Buyout Agreement), amounting to 3%-5% of the revenues from the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, if no additional payments are required, linked to the dollar and bearing interest at the rate of LIBOR at the time of grant. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

As of December 31, 2020, our other Israeli subsidiaries have a contingent obligation to pay royalties in the amount of approximately $18.1 million.

D.	TREND INFORMATION

The global migration to All-IP continues to impact our business as it has done for several years, with the shift from traditional communications systems to IP communications and unified communications. The COVID-19 pandemic in 2020 boosted that trend as many organizations accelerated their plans for migration and moved their employees to work from home.

The continued growth of private and public cloud-based services in the telecommunications world continued to impact our business. Adopting cloud services like Microsoft Teams is an attractive proposition for enterprises and service providers, with the potential to deliver significant operational and capital cost savings, as well as increased productivity and flexibility. We offer a range of software-based products and solutions designed with the cloud in mind. While we predict sales of these software-based solutions to increase, this may result in lower revenues from our hardware-based session border controller products.

As data traffic becomes the dominant factor in communications, service providers are building and maintaining converged networks for integrated voice and data services. This is driving integration of new data networking technologies such as SD-WAN and adoption of integrated devices supporting these capabilities. Additionally, aging legacy TDM switches, high-cost maintenance contracts and regulatory guidelines are driving service providers worldwide to announce “PSTN shutdown” and migrate their telephony services to IP communication.

We are experiencing decreasing demand for our technology products from customers who previously manufactured network equipment products based on our enabling technology. These customers are migrating from AudioCodes’ enabling technology products to diverse integrated comprehensive solutions and, as a result, the demand for our technology products is being adversely affected.

In addition, see the section “Impact of COVID-19 on Our Business and Operations” in Item 5.A above.

E.	OFF-BALANCE SHEET ARRANGEMENTS

We do not have any “off-balance sheet arrangements” as this term is defined in Item 5.E of Form 20-F.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2020, our contractual obligations were as follows (U.S. dollars in thousands):

	PAYMENTS DUE BY PERIOD
	LESS			MORE
	THAN	1-3	3-5	THAN
	1 YEAR	YEARS	YEARS	5 YEARS	TOTAL
Bank loans	$1,200	$—	$—	$—	$1,200
Rent and lease commitments, net (1)	6,889	17,720	145	—	24,754
Accrued severance pay, net (2)	—	—	—	1,233	1,233
IIA – Royalty Buyout Agreement	11,684	—	—	—	11,684
IIA – Contingent obligation (3)	—	—	—	18,136	18,136
Other commitments (4)	14,000	—	—	—	14,000
(1)	Our obligation for rent and lease commitments as of December 31, 2020 was approximately $27.9 million. We have rent and lease income in the amount of approximately $3.1 million, leaving a net obligation of approximately $24.8 million.
(2)	Our obligation for accrued severance pay under Israel’s Severance Pay Law as of December 31, 2020 was $21.8 million. This obligation is payable only upon termination, retirement or death of the respective employee. We have funded $20.6 million through deposits into severance pay funds, leaving a net obligation of approximately $1.2 million.
(3)	Related to the Israeli subsidiaries not under the Royalty Buyout Agreement.
(4)	Related to non-cancelable inventory purchase commitments.

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information with respect to our directors, senior executive officers and key employees at April 26, 2021:

Name	Age	Position
Stanley B. Stern	63	Chairman of the Board of Directors
Shabtai Adlersberg	67	President, Chief Executive Officer and Director
Niran Baruch	50	Vice President Finance and Chief Financial Officer
Lior Aldema	55	Chief Business Officer and Director
Ofer Nimtsovich	52	Chief Operating Officer
Yair Hevdeli	56	Vice President, Research and Development
Eyal Frishberg	62	Vice President, Operations
Yehuda Herscovici	54	Vice President, Products
Nimrode Borovsky	49	Vice President, Marketing
Tal Dor	51	Vice President, Human Resources
Shaul Weissman	55	Vice President, Business Development
Joseph Tenne(1)(2)(3)	65	Director
Dr. Eyal Kishon(1)(2)(3)(4)	61	Director
Doron Nevo(1)(2)(3)(4)	65	Director
Zehava Simon (3)	62	Director
(1)	Member of Audit Committee
(2)	Member of Nominating Committee
(3)	Member of Compensation Committee
(4)Outside Director under Israeli Law

Stanley Stern became a director and our Chairman of the Board in December 2012. Since 2013, Mr. Stern has served as the president of Alnitak Capital, a private merchant bank and strategic advisory firm. From 2004 until 2013, Mr. Stern served in various positions at Oppenheimer & Co., including as a Managing Director and Head of Investment Banking, Technology, Israeli Banking and FIG. From 2002 until 2004, he was a Managing Director and the Head of Investment Banking at C.E. Unterberg, Towbin where he focused on technology and defense related sectors. From January 2000 until January 2002, Mr. Stern was the President of STI Ventures Advisory USA Inc., a venture capital firm focusing on technology investments. Prior to his term at STI Ventures, he spent over 20 years at CIBC Oppenheimer in the investment banking department and started the technology banking group in 1990. From 2002 until 2012, Mr. Stern served as the Chairman of the Board of Directors of Tucows, Inc., an internet service provider that was then a public traded company on the American Stock Exchange (and is now traded on the Nasdaq Capital Market), and, from 2012 until 2013, he served as a Director of Tucows. From 2012 until February 2014, he served as a director of Given Imaging Ltd., a manufacturer of medical devices, until Given Imaging was acquired by another company. From 2004 until 2009, he served as a director of Odimo Inc. (DBA Diamond.com), an online jewelry vendor. From 2005 until its sale in 2011, he served as a director and Chairman of the Audit Committee of Fundtech Ltd. Mr. Stern received his M.B.A. from Harvard Business School and a B.S. from Queens College.

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

Niran Baruch has served as our Vice President Finance and Chief Financial Officer since July 2016 after serving as our Vice President Finance and Chief Accounting Officer since May 2015. He joined AudioCodes in 2005 as Director of Finance and became Vice President Finance in 2011, responsible for the management of the finance department. Mr. Baruch has 20 years of experience with Nasdaq traded public companies, and is a Certified Public Accountant (CPA) with a B.A. in Business Management and Accounting.

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

Ofer Nimtsovich has served as our Chief Operating Officer since January 2018 and as Vice President, Global Services from March 2013 to December 2018. From 2000 until February 2013, Mr. Nimtsovich served in various executive positions at Retalix, including Chief Information Officer, Executive Vice President of Global Services and, most recently as the head of the Software as a Service division of Retalix. From 1994 until 2000, Mr. Nimtsovich worked for Scitex Corporation Ltd., where he held various technical and management positions, including as the Global Microsoft Infrastructure manager for Scitex. Mr. Nimtsovich graduated from the Business Administration College in Israel in 1997 with a B.A. in Business Administration and Marketing, and also holds an M.B.A. degree from the University of Texas.

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

Eyal Frishberg has served as our Vice President, Operations since October 2000. From 1997 to 2000, Mr. Frishberg served as Associate Vice President, SDH Operations in ECI Telecom Ltd., a major telecommunication company. From 1987 to 1997, Mr. Frishberg worked in various operational positions in ECI Telecom including as manager of ECI production facility and production control. Mr. Frishberg worked from 1994 until 1997 for ELTA, part of Israel Aerospace Industries, in the planning and control department. Mr. Frishberg holds a B.Sc. in Industrial Engineering from Tel Aviv University and an M.B.A. from Ben-Gurion University of the Negev.

Yehuda Herscovici has served as our Vice President, Products, overseeing Product Management and Product Marketing since 2010. From 2003 till 2010, Mr. Herscovici served as our Vice President, Systems Group since 2003. From 2001 to 2003, Mr. Herscovici served as our Vice President, Advanced Products. From 2000 to 2001, Mr. Herscovici served as our Director of Advanced Technologies. From 1994 to 1998 and during 1999, Mr. Herscovici held a variety of research and development positions at Advanced Recognition Technologies, Ltd., a voice and handwriting recognition company, heading its research and development from 1999 to 2000 as Vice President, Research and Development. From 1998 to 1999, Mr. Herscovici was engaged in developing various wireless communication algorithms at Comsys, a telecommunications company. Mr. Herscovici holds an M.Sc. and a B.Sc. from the Technion, both in the area of Telecommunications.

Tal Dor has served as our Vice President of Human Resources since March 2000. Prior to March 2000, Ms. Dor acted for several years as a consultant in Israel to, among others, telephone and cable businesses, as well as health and social service organizations. Ms. Dor holds a B.A. in Psychology, from Ben-Gurion University of the Negev and an M.A. in Psychology from Tel Aviv University.

Nimrode Borovsky serves as our Vice President and General Manager, Enterprise. Mr. Borovsky has been with AudioCodes since 2005 and has served in numerous product, marketing and business development positions with us. He has worked in telecom and VoIP markets for over 20 years. Prior to joining AudioCodes, Mr. Borovsky spent eight years at VocalTec Communications where he served in several positions in research and development, product management and marketing. Mr. Borovsky holds a B.Sc. degree in Electrical Engineering from the New Jersey Institute of Technology, and a M.Sc. degree in Biomedical Engineering from Tel Aviv University.

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

Joseph Tenne has served as one of our directors since June 2003. Since May 2019, Mr. Tenne has served as a financial consultant to Itamar Medical Ltd., an Israeli company listed on Nasdaq and on the Tel Aviv Stock Exchange. Mr. Tenne serves as a director of MIND CTI Ltd., an Israeli company listed on Nasdaq, OPC Energy Ltd., an Israeli company listed on the Tel Aviv Stock Exchange, Ratio Oil Explorations (Finance) Ltd., an Israeli company listed on the Tel Aviv Stock Exchange, Sapir Corp Ltd., an Israeli company listed on the Tel Aviv Stock Exchange, Highcon Systems Ltd., an Israeli company listed on the Tel Aviv Stock Exchange and Electreon Wireless Ltd., an Israeli company listed on the Tel Aviv Stock Exchange. From August 2014 to April 2019, Mr. Tenne served as the Vice President Finance and Chief Financial Officer of Itamar Medical Ltd. From March 2005 until April 2013, Mr. Tenne served as the Chief Financial Officer of Ormat Technologies, Inc., a company listed on the New York Stock Exchange and on the Tel Aviv Stock Exchange. From January 2006 until April 2013, Mr. Tenne also served as the Chief Financial Officer of Ormat Industries Ltd., an Israeli holding company which was listed on the Tel-Aviv Stock Exchange and was the parent company of Ormat Technologies, Inc. From 2003 to 2005, Mr. Tenne was the Chief Financial Officer of Treofan Germany GmbH & Co. KG, a German company, which is engaged in the development, production and marketing of oriented polypropylene films. From 1997 until 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel (PwC Israel) and a member of PricewaterhouseCoopers International Limited. Mr. Tenne holds a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

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

The table and summary below outline the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2020. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, discretionary and non-equity incentive bonuses, share-based compensation, payments accrued or paid in connection with retirement or termination of employment, and personal benefits and perquisites such as car, phone and social benefits paid to or earned by each Covered Executive during the year ended December 31, 2020.

			Share-Based	All Other
			Compensation	Compensation
Name and Principal Position	Salary	Bonus (1)	(2)	(3)	Total
Shabtai Adlersberg – President and CEO	$385,364	$963,410	$1,618,149	$203,450	$3,170,373
Lior Aldema – CBO	$280,265	$262,322	$800,360	$97,630	$1,440,577
Niran Baruch – VP Finance and CFO	$224,212	$145,238	$541,654	$90,128	$1,001,232
Ofer Nimtsovich – COO	$208,429	$93,422	$271,335	$84,268	$657,454
Yehuda Herscovici – VP Products	$217,205	$88,752	$223,704	$83,358	$613,019
(1)	Amounts reported in this column represent annual incentive bonuses granted to the Covered Executives based on performance-metric formulas set forth in their respective employment agreements.
(2)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2020, with respect to share-based compensation granted to the Covered Executive.
(3)	Amounts reported in this column include personal benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the respective Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (referred to in Hebrew as “Keren Hishtalmut”), pension, severance, vacation, car or car allowance, medical insurance and benefits, risk insurance (e.g., life insurance or work disability insurance), telephone expense reimbursement, convalescence or recreation pay, relocation reimbursement, payments for social security, and other personal benefits and perquisites consistent with our guidelines. All amounts reported in the table represent incremental cost to us.

The aggregate direct remuneration paid during the year ended December 31, 2020 to the 15 persons who served in the capacity of director, senior executive officer or key employee during 2020 was approximately $5.5 million, including approximately $0.6 million which was set aside for pension and retirement benefits. The compensation amounts do not include amounts expended by us for automobiles made available to our officers, expenses (including business, travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

We currently pay each of our non-employee directors an annual fee of $39,600 and a fee of $1,190 for each board meeting or committee meeting attended. In the event that a director attends a meeting by phone or a resolution is adopted by written consent, then the fee is reduced to 60% and 50% of the regular meeting fee, respectively. Such fees are in accordance with the rates prescribed by the Israeli Companies Law Regulation for fees of outside directors. Only directors who are not officers receive compensation for serving as directors. Our director, Mr. Adlersberg, who also serves as our President and Chief Executive Officer and our director, Mr. Aldema, who also serves as our Chief Business Officer, do not receive board meeting fees. Instead, each of them receives compensation in accordance with the terms of his respective employment agreement.

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

A summary of our stock option and RSU activity and related information for the years ended December 31, 2020, 2019 and 2018 for the persons who served in the capacity of director, senior executive or key employee officer during those years is as follows:

	Year Ended December 31,
	2020		2019		2018
	Number	Weighted	Number	Weighted	Number	Weighted
	of	Average	of	Average	of	Average
	Options and	Exercise	Options and	Exercise	Options and	Exercise
	RSUs	Price	RSUs	Price	RSUs	Price
Outstanding at the beginning of the year	1,445,248	$4.30	1,677,699	$3.71	2,084,162	$3.82

Granted	279,500	$0.72	380,000	$4.72	373,800	$2.49
Options exercised / RSUs vested	(514,980)	$3.12	(612,451)	$2.93	(780,263)	$3.44

Outstanding at the end of the year	1,209,768	$3.97	1,445,248	$4.30	1,677,699	$3.71

As of December 31, 2020, options to purchase 434,229 ordinary shares were exercisable by the 15 persons who served as an officer or director during the year ended December 31, 2020 at an average exercise price of $6.25 per share. As of December 31, 2020, the 15 persons who served as an officer, director or key employee during the year ended December 31, 2020 held an aggregate of 590,928 RSUs.

C.	BOARD PRACTICES

Corporate Governance Practices

We are incorporated in Israel and therefore are subject to various corporate governance practices under the Companies Law, relating to such matters as outside directors, the audit committee, compensation committee, the internal auditor and approvals of interested party transactions and of compensation of officers and directors. These matters are in addition to the ongoing listing conditions of the Nasdaq Global Select Market and other relevant provisions of U.S. securities laws. Under the Nasdaq rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable Nasdaq requirements, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. For further information, see Item 16.G, “Corporate Governance.”

Independent Directors

Under the Companies Law, Israeli companies such as AudioCodes that have offered securities to the public in or outside of Israel are required to appoint at least two “outside” directors, unless AudioCodes elects to exempt itself. The Board of Directors decided to remain subject to this requirement. Doron Nevo and Dr. Eyal Kishon currently serve as our outside directors. Under the requirements for listing on the Nasdaq Global Select Market, a majority of our directors are required to be independent as defined by Nasdaq rules. Doron Nevo, Dr. Eyal Kishon, Zehava Simon, Stanley Stern and Joseph Tenne qualify as independent directors under the applicable SEC and Nasdaq rules, as well as under the Companies Law.

Under the Companies Law, a person may not serve as an outside director if at the date of the person’s election or within the prior two years the person is a relative of the company’s controlling shareholder, or the person or his or her relatives, partners, employers, supervisors or entities under the person’s control, have or had any affiliation with us or with a controlling shareholder or relatives of a controlling shareholder, and, in the case of a company without a controlling shareholder or a shareholder holding at least 25% of the voting rights, any affiliation, at the time of election, to the chairman of the board of directors, the chief executive officer, an interested party or the company’s most senior finance officer. Under the Companies Law, “affiliation” includes:

●	an employment relationship;
●	a business or professional relationship maintained on a regular basis;
●	control; and
●	service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed or elected as a director of the private company in order to serve as an outside director following the initial public offering.

In addition, a person may not serve as an outside director:

●	if the person or his or her relatives, partners, employers, supervisors or entities under the person’s control, maintains a business or professional relationship with the company, even if such relationship is not on a regular basis, other than a negligible business or professional relationship; or
●	if the person received compensation as an outside director in excess of the amounts permitted by the Companies Law and regulations thereunder.

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

Outside directors are elected by a majority vote at a shareholders’ meeting. In addition to the majority vote, the shareholder approval of the election of an outside director must satisfy either of two additional tests:

●	the majority includes at least a majority of the shares voted by shareholders other than our controlling shareholders or shareholders who have a personal interest in the election of the outside directors (excluding a personal interest that is not related to a relationship with the controlling shareholders); or
●	the total number of shares held by non-controlling shareholders and disinterested shareholders that voted against the election of the outside director does not exceed 2% of the aggregate voting rights of our company.

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

An outside director is entitled to compensation as provided in the regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, from the company. In accordance with such regulations, our shareholders approved that our outside directors are to receive compensation equal to that paid to the other members of the board of directors. For further information, please see Item 6.B, “Directors, Senior Management and Employees—Compensation” in this Annual Report.

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

The compensation committee’s duties include recommending to the board of directors a compensation policy for executives and monitor its implementation, approve compensation terms of executive officers, directors and employees affiliated with controlling shareholders, make recommendations to the board of directors regarding the issuance of equity incentive awards under our equity incentive plan and exempt certain compensation arrangements from the requirement to obtain shareholder approval under the Companies Law. The compensation committee meets at least twice a year, with further meetings to occur, or actions to be taken by unanimous written consent, when deemed necessary or desirable by the committee or its chairperson. For information regarding the compensation policy for executives, see Item 10.B, “Additional Information – Memorandum and Articles of Association – Compensation of Executive Officers and Directors; Executive Compensation Policy.”

The compensation committee consists of Doron Nevo, Dr. Eyal Kishon, Joseph Tenne and Zehava Simon, with Doron Nevo serving as the chairman of the compensation committee. All members of the compensation committee are independent under the applicable SEC rules, Nasdaq rules and provisions of the Companies Law.

Internal Auditor

Under the Companies Law, our board of directors is also required to appoint an internal auditor proposed by the audit committee. The internal auditor may be our employee, but may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of our independent accounting firm. The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure. Mr. Oren Grupi of KPMG Somekh Chaikin, Israel has been our internal auditor since July 2018.

Board Classes

Pursuant to our articles of association, our directors, other than our outside directors, are classified into three classes (classes I, II and III). The members of each class of directors and the expiration of his or her current term of office are as follows:

Zehava Simon	Class I	2022
Lior Aldema	Class I	2022
Joseph Tenne	Class II	2023
Shabtai Adlersberg	Class III	2021
Stanley B. Stern	Class III	2021

Our outside directors under the Companies Law, Doron Nevo and Dr. Eyal Kishon, are not members of any class and serve in accordance with the provisions of the Companies Law. Mr. Nevo’s term ends in 2021 and Dr. Kishon’s term ends in 2023.

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

D.	EMPLOYEES

We had the following number of employees as of December 31, 2020, 2019 and 2018 in the departments set forth in the table below:

	As of December 31,
	2020	2019	2018
Research and development	277	273	264
Sales and marketing, technical service and support	374	340	327
Operations	83	76	77
Management and administration	39	39	38
	773	728	706

Our employees were located in the following areas as of December 31, 2020, 2019 and 2018.

	As of December 31,
	2020	2019	2018
Israel	412	398	390
United States	152	134	131
Europe	73	69	66
Far East	121	112	106
Latin America	15	15	13
	773	728	706

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

The following table sets forth the share ownership of our directors and officers as of April 20, 2021 and the outstanding number of options and RSUs held by them that vest within 60 days of April 20, 2021.

	Total	Percentage
	Shares	of	Number of
	Beneficially	Ordinary	Options and
Name	Owned	Shares	RSUs
Shabtai Adlersberg	4,547,631	13.9%	417,067
Stanley B. Stern	*	*	*
Niran Baruch	*	*	*
Lior Aldema	*	*	*
Ofer Nimtsovich	*	*	*
Yair Hevdeli	*	*	*
Eyal Frishberg	*	*	*
Yehuda Herscovici	*	*	*
Nimrode Borovsky	*	*	*
Tal Dor	*	*	*
Shaul Weissman	*	*	*
Joseph Tenne	*	*	*
Dr. Eyal Kishon	*	*	*
Doron Nevo	*	*	*
Zehava Simon	*	*	*

*Represented less than one percent.

Our officers and directors have the same voting rights as our other shareholders.

The following table sets forth information with respect to the options to purchase our ordinary shares held by Mr. Adlersberg as of April 20, 2021.

Number of		Exercise
Options	Grant Date	Price	Exercised	Cancelled	Vesting	Expiration Date
127,829	December 14, 2014	$4.60	10.000	—	4 years	December 14, 2021
114,275	December 14, 2015	$4.03	—	—	4 years	December 14, 2022
95,293	March 20, 2017	$6.90	—	—	4 years	March 20, 2024
15,000	December 14, 2017	$7.13	—	—	4 years	December 14, 2024
15,000	March 14, 2018	$7.56	—	—	4 years	March 14, 2025
15,000	June 14, 2018	$7.33	—	—	4 years	June 14, 2025
15,000	September 14, 2018	$10.59	—	—	4 years	September 14, 2025
15,000	December 14, 2018	$10.66	—	—	4 years	December 14, 2025
15,000	March 14, 2019	$13.27	—	—	4 years	March 14, 2026
15,000	June 14, 2019	$15.93	—	—	4 years	June 14, 2026

The following table sets forth information with respect to the RSUs granted to Mr. Adlersberg as of April 20, 2021. These RSUs vest quarterly over a four-year period from the date of grant, subject to his continuing service to us.

Number of
RSUs	Grant Date	Issued
60,000	December 14, 2017	45,000
60,000	December 14, 2018	30,000
80,000	September 14, 2019	25,000
80,000	September 14, 2020	5,000

Employee Share Plans

We have an Equity Incentive Plan for the granting of options, RSUs and restricted shares to our employees, officers, directors and consultants. Our 2008 Equity Incentive Plan is pursuant to the Israeli Income Tax Ordinance, entitling the beneficiaries who are our employees to tax benefits under Israeli law. There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee for each of the beneficiaries who is granted options. For tax benefits each option, and any ordinary shares acquired upon the exercise of the option, must be held by the trustee at least for a period commencing on the date of grant and ending no later than 24 months after the date of grant, in accordance with the period of time specified by Section 102 of Israel’s Income Tax Ordinance, and deposited in trust with the trustee.

2008 Equity Incentive Plan

We adopted an equity incentive plan under Section 102 of the Israeli Income Tax Ordinance, or Section 102, which provides certain tax benefits in connection with share-based compensation to employees, officers and directors. This plan, our 2008 Equity Incentive Plan, was approved by the Israeli Tax Authority.

Under our equity incentive plan, we may grant our directors, officers and employees restricted shares, restricted share units and options to purchase our ordinary shares under Section 102. We may also grant other persons awards under our equity incentive plan. However, such other persons (controlling shareholders and consultants) will not enjoy the tax benefits provided by Section 102. The total number of ordinary shares that were originally available for grant under the 2008 Plan was 2,009,122, which was increased to 4,009,122 in 2010, 6,009,122 in 2013, 8,009,122 in 2016 and 10,009,122 in 2019. This number is reduced by one share for each equity grant we make under the 2008 Plan. During 2020, options to purchase 31,500 ordinary shares and 506,375 restricted share units were granted under the 2008 Plan. As of December 31, 2020, 1,361,118 ordinary shares remained available for grant under the 2008 Plan. As of December 31, 2020 there are 914,915 options to purchase ordinary shares and 1,072,471 restricted share units outstanding under the plan.

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

To our knowledge, (A) we are not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government and (B) there are no arrangements, the operation of which may at a subsequent date result in a change in control of AudioCodes. The following table sets forth, as of April 20, 2021 the number of our ordinary shares, which constitute our only outstanding voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding ordinary shares, and (ii) all of our directors and senior executive officers as a group.

Identity of Person or	Amount	Percent of
Group	Owned	Class
Shabtai Adlersberg(1)	4,964,698	15.1%
Leon Bialik(2)	2,761,720	8.4%
Morgan Stanley(3)	2,049,175	6.3%
All directors and senior executive officers as a group (15 persons) (4)	5,200,725	15.9%
(1)	Includes options to purchase 399,597 shares, exercisable within 60 days of April 20, 2021 and 17,500 ordinary shares issuable pursuant to restricted share units that vest within 60 days of April 20, 2021.
(2)	The information is derived from a statement on Schedule 13G/A, dated February 10, 2021, of Leon Bialik filed with the SEC.
(3)	The information is derived from a statement on Schedule 13G/A, dated February 10, 2021, of Morgan Stanley and Morgan Stanley Capital Services LLC filed with the SEC.
(4)	Includes 444,807 ordinary shares which may be purchased pursuant to options exercisable within 60 days following April 20, 2021 and 36,406 ordinary shares issuable pursuant to restricted share units that vest within 60 days of April 20, 2021.

Mr. Adlersberg held 15.2% of our ordinary shares as of December 31, 2020 as compared to 17.5% of our ordinary shares as of December 31, 2019 and 18.3% of our ordinary shares as of December 31, 2018.

Mr. Bialik held 8.4% of our ordinary shares as of December 31, 2020, as compared to 10.2% of our ordinary shares as of December 31, 2019 and 12.3% of our ordinary shares as of December 31, 2018.

Morgan Stanley and Morgan Stanley Capital Services LLC held 6.3% of our ordinary shares as of December 31, 2020, as compared to 6.7% of our ordinary shares as of December 31, 2019 and 7.9% of our ordinary shares as of December 31, 2018.

As of April 20, 2021, there were approximately seven holders of record of our ordinary shares in the United States, although we believe that the number of beneficial owners of the ordinary shares is significantly greater. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

The major shareholders have the same voting rights as the other shareholders.

B.	RELATED PARTY TRANSACTIONS

Not applicable.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.        FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We are currently not involved in any pending or contemplated legal proceedings that could reasonably be expected to have a significant effect on our financial position, or profitability. We may become involved in material legal proceedings in the future. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Dividend Policy

For a discussion of our dividend policy, please see Item 10.B, ”Additional Information-Memorandum and Articles of Association-Dividends.”

B.	SIGNIFICANT CHANGES

No significant change has occurred since December 31, 2020, except as otherwise disclosed in this Annual Report.

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

Objectives

Our objectives, set forth in our articles of association, are to engage in any legal occupation or business.

Share Capital

Our authorized share capital consists of NIS 1,025,000 divided into 100,000,000 ordinary shares, nominal value NIS 0.01 per share, and 2,500,000 preferred shares, nominal value NIS 0.01 per share. As of April 20, 2021, we had 32,770,828 ordinary shares outstanding (which does not include 29,921,614 treasury shares) and no preferred shares outstanding.

Borrowing Powers

The board of directors has the power to cause us to borrow money and to secure the payment of borrowed money. The board of directors specifically has the power to issue bonds or debentures, and to impose mortgages or other security interests on all or any part of our property.

Amendment of Articles of Association

In general, shareholders may amend our articles of association by a resolution adopted at a shareholders meeting by the holders of 50% of the voting power represented at the meeting in person or by proxy and voting thereon. The amendment of certain provisions of our articles of association requires an increased voting threshold. For example, the approval of amendments to the provisions concerning business combinations with certain shareholders requires the approval of holders of 85% of our outstanding voting shares. Additionally, the amendment of the provisions concerning (i) the procedure according to which shareholders may propose items to include in the agenda of a general meeting of the shareholders and (ii) the role and composition of the board of directors, including the method of appointment of its members, require the approval sixty-six and two-thirds percent (66 2/3)% of the voting power represented at the meeting in person or by proxy and voting thereon.

Qualification of Directors

No person shall be disqualified to serve as a director by reason of his not holding AudioCodes shares or by reason of his having served as a director in the past.

Dividends

Under the Companies Law, we may pay dividends only out of our profits as determined for statutory purposes, unless court approval is granted for the payment of dividends despite the lack of statutory profits. (There is a unified statutory test for the payment of dividends and a company’s repurchase of its outstanding shares.) In 2020 and again in early 2021, we received court approval to pay dividends (and repurchase our shares) up to certain ceilings, despite the lack of statutory profits. The current approval is valid until July 19, 2021. We may seek further approvals to repurchase our shares and to continue to pay dividends. The amount of any dividend to be distributed among shareholders is based on the nominal value of their shares.

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

Modification of Rights

Subject to the provisions of our articles of association, we may, from time to time, by a resolution approved by the holders of a simple majority of the voting power represented at the meeting in person or by proxy and voting thereon, provide for shares with such preference rights, deferred rights or conversion rights, or any other special rights or limitations as may be stipulated in such resolution.

If at any time our share capital is divided into different classes of shares, we may modify or abrogate the rights attached to any class, unless otherwise provided by the articles of association, by a resolution approved by the holders of a simple majority of the voting power represented at the meeting in person or by proxy and voting thereon, subject to the consent in writing of the holders of a simple majority of the issued shares of that class (unless otherwise provided by law or by the terms of issue of the shares of that class).

The provisions of our articles of association relating to general meetings also apply, mutatis mutandis, to any separate general meeting of the holders of the shares of a particular class.

he creation or issuance of shares of any class, including a new class, shall not be deemed to alter the rights and privileges attached to previously issued shares of that class or of any other class (unless otherwise provided by our articles of association, including the terms of issue of the shares of any class).

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

A person who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee generally may not attend that meeting or vote on that matter, unless a majority of the board of directors or the audit committee has a personal interest in the matter or if such person is invited by the chairman of the board of directors or audit committee, as applicable, to present the matter being considered. If a majority of the board of directors or the audit committee has a personal interest in the transaction, shareholder approval also would be required.

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

Shareholder approval must include the majority of shares voted at the meeting. In addition to the majority vote, the shareholder approval must satisfy either of two additional tests:

●	the majority includes at least a majority of the shares voted by shareholders who have no personal interest in the transaction; or
●	the total number of shares held by disinterested shareholders that voted against the approval of the transaction does not exceed 2% of the aggregate voting rights of our company.

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

Approval of the compensation committee, the board of directors and our shareholders, in that order, is required for the adoption of the compensation policy. The shareholders’ approval must include the majority of shares voted at the meeting. In addition to the majority vote, the shareholder approval must satisfy either of two additional tests:

●	the majority includes at least a majority of the shares voted by shareholders other than our controlling shareholders or shareholders who have a personal interest in the adoption of the compensation policy; or
●	the total number of shares held by non-controlling shareholders and disinterested shareholders that voted against the adoption of the compensation policy does not exceed 2% of the aggregate voting rights of our company.

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

Duties of Shareholders

Under the Companies Law, a shareholder also has a duty to act in good faith towards the company and other shareholders and refrain from abusing his or her power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

●	any amendment to the articles of association;
●	an increase of the company’s authorized share capital;
●	a merger; or
●	approval of related party transactions that require shareholder approval.

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

Insurance, Indemnification and Exculpation of Directors and Officers; Limitations on Liability

Insurance of Office Holders

The Companies Law permits a company, if permitted by its articles of association, to insure an office holder in respect of liabilities incurred by the office holder as a result of:

●	breach of the duty of care owed to the company or a third party;
●	breach of the fiduciary duty owed to the company, provided that the office holder acted in good faith and had reasonable grounds to believe that his action would not harm the company’s interests;

●	monetary liability imposed on the office holder in favor of a third party; and
●	reasonable litigation expenses, including attorney fees, incurred by the office holder as a result of an administrative enforcement proceeding instituted against him (without limiting from the generality of the foregoing, such expenses will include a payment imposed on the office holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israel Securities Law, 1968, as amended (the “Israeli Securities Law”), and expenses that the office holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Israeli Securities Law, including reasonable legal expenses, which term includes attorney fees).

Indemnification of Office Holders

Under the Companies Law, a company can, if permitted by its articles of association, indemnify an office holder for any of the following obligations or expenses incurred in connection with his or her acts or omissions as an office holder:

●	monetary liability imposed on an office holder in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court;
●	reasonable legal costs, including attorney’s fees, expended by an office holder as a result of:
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

●	reasonable legal costs, including attorneys’ fees, expended by the office holder or for which the office holder is charged by a court:
-	in an action brought against the office holder by or on behalf of the company or a third party, or
-	in a criminal action in which the office holder is found innocent, or
-	in a criminal action in which the office holder is convicted and in which a proof of criminal intent is not required.
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

However, the effective tax rate payable by a company that qualifies as an Industrial Company that derives income from an Approved Enterprise, a Beneficiary Enterprise, a Preferred Enterprise or Preferred Technological Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

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

If a company elects the Alternative Track and distributes a dividend out of income derived from the Approved Enterprise during the tax exemption period, such dividend will be subject to tax on the gross amount distributed. The tax rate will be the rate which would have been applicable had the company not been tax-exempt under the alternative package of benefits. This rate is generally 10%-25%, depending on the percentage of the company’s shares held by foreign shareholders. The dividend recipient is subject to withholdings of tax at the source by the company at the reduced rate applicable to dividends from Approved Enterprises, which is 15% (or such lower rate as may be provided in an applicable tax treaty) if the dividend is distributed during the tax exemption period or within 12 years after the period. This limitation does not apply to a Foreign Investors Company, or a FIC.

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

Tax Benefits Subsequent to the 2005 Amendment

The 2005 Amendment changed certain provisions of the Investment Law. As a result of the 2005 Amendment, a company referred to as a “Beneficiary Enterprise”, was no longer obligated to obtain Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Track, and therefore generally there was no need to apply to the Investment Center for this purpose (Approved Enterprise status remains mandatory for companies seeking cash grants).

In May 2019, we notified the Israeli Tax Authority that we waived our Beneficiary Enterprise status starting from the 2019 tax year and thereafter.

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

In May 2019, we notified the Israel Tax Authority that we waived our Beneficiary Enterprise status starting from the 2019 tax year and thereafter.

The 2017 Amendment provides that a preferred enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9%, effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16)%.

The 2017 Amendment provides new tax tracks for a “Preferred Technological Enterprise”– an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion for a tax year. Under the law, a Preferred Technological Enterprise, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property and Preferred Technological Enterprise which is located in development area A will be subject to tax rate of 7.5%.

We are eligible for tax benefits as a Preferred Technological Enterprise mentioned above and the changes in the tax rates relating to Preferred Technological Enterprises were taken into account in the computation of deferred taxes as of December 31, 2020.

Tax Benefits and Funding for Research and Development

Israeli tax law allows, under specific conditions, a tax deduction in the year incurred for expenditures, including capital expenditures, relating to scientific research and development projects, for the year in which they are incurred if:

●	The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;
●	The research and development is for the promotion or development of the company; and
●	The research and development is carried out by or on behalf of the company seeking the deduction.

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

The following corporate tax benefits, among others, are available to Industrial Companies:

●	amortization over an eight-year period of the cost of purchased know-how and patents and rights to use a patent and know-how which are used for the development or advancement of the company;
●	under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and
●	expenses related to a public offering are deductible in equal amounts over a three-year period.

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

Taxation of our Shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Additionally, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

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

However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise, unless a reduced tax rate is provided under an applicable tax treaty. If the dividend is being paid out of certain income attributable to a Preferred Technological Enterprise, the dividend will be subject to tax at the rate of 20%. A different rate may be provided in a treaty between Israel and the shareholder’s country of residence, as mentioned below.

In this regard, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a United States resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by an Approved Enterprise or a Preferred Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. If the above conditions are met and the dividends are generated by an Approved Enterprise or a Preferred Enterprise, the maximum rate of withholding tax on such dividends is 15%. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

Surtax

Individuals who are subject to tax in Israel (whether or not Israeli residents) are subject to a surtax at a rate of 3% of annual taxable income in excess of NIS 647,640 (for the 2021 tax year, which amount is linked to the annual change in the Israeli consumer price index), including, but not limited to, dividends, interest and capital gain.

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

This summary does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders by reason of their particular circumstances, and does not consider the potential application of the U.S. federal estate, gift or alternative minimum tax, or any aspect of state, local or non-U.S. federal tax laws or U.S. federal tax laws other than U.S. federal income tax laws. In addition, this summary is directed only to U.S. Holders that hold our ordinary shares as “capital assets” within the meaning of Section 1221 of the Code and does not address the considerations that may be applicable to particular classes of U.S. Holders, including U.S. expatriates, banks, financial institutions, regulated investment companies, real estate investment trusts, pension funds, insurance companies, broker-dealers or traders in securities, commodities or currencies, tax-exempt organizations, grantor trusts, partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, persons that will hold our ordinary shares in partnerships or other pass-through entities, holders whose functional currency is not the U.S. dollar, holders who have elected mark-to-market accounting, holders who acquired our ordinary shares through the exercise of options or otherwise as compensation for the performance of services, holders who hold our ordinary shares as part of a “straddle,” “hedge” or “conversion transaction,” holders selling our ordinary shares short, holders deemed to have sold our ordinary shares in a “constructive sale,” holders required to accelerate the recognition of any item of gross income with respect to our ordinary shares as a result of such income being recognized on an applicable financial statement, holders that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States; and holders, directly, indirectly or through attribution, of 10% or more (by vote or value) of our outstanding ordinary shares. If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the U.S. federal income tax consequences relating to an investment in our ordinary shares will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor regarding the U.S. federal income tax consequences of acquiring, owning and disposing of our ordinary shares in its particular circumstances.

Each U.S. Holder should consult with its own tax advisor as to the particular tax consequences to it of the acquisition, ownership and disposition of our ordinary shares, including the effects of applicable tax treaties, state, local, foreign or other tax laws and possible changes in the tax laws.

Distributions With Respect to Our Ordinary Shares

In the event we make a distribution with respect to our ordinary shares, subject to the discussion below under “Passive Foreign Investment Company Status,” for U.S. federal income tax purposes, the amount of the distribution will equal the dollar value of the gross amount of cash and/or the fair market value of any property distributed, including the amount of any Israeli taxes withheld on such distribution as described above under “Israeli Tax Considerations – Taxation of Non-Israeli Shareholders on Receipt of Dividends.” Other than distributions in liquidation or in redemption of our ordinary shares that are treated as exchanges, a distribution with respect to our ordinary shares to a U.S. Holder generally will be treated as a dividend to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution that exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis in its ordinary shares (but not below zero), and then generally as capital gain from a deemed sale or exchange of such ordinary shares. However, because we do not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Corporate U.S. Holders generally will not be allowed a deduction under Section 243 of the Code for dividends received on our ordinary shares and thus will be subject to tax at the rate applicable to their taxable income.

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

In the case of a U.S. Holder who uses the cash basis method of accounting and who receives NIS in connection with a taxable disposition of ordinary shares, the amount realized will be based on the “spot rate” of exchange on the settlement date of such taxable disposition. If such U.S. Holder subsequently converts NIS into dollars at a conversion rate other than the spot rate in effect on the settlement date, such U.S. Holder may have a foreign currency exchange gain or loss treated as ordinary income or loss for U.S. federal income tax purposes. A U.S. Holder who uses the accrual method of accounting may elect the same treatment required of cash method taxpayers with respect to a taxable disposition of ordinary shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the U.S. Internal Revenue Service. If an accrual method U.S. Holder does not (or is not eligible to) elect to be treated as a cash method taxpayer (pursuant to U.S. Treasury Regulations applicable to foreign currency transactions), such U.S. Holder may be deemed to have realized an immediate foreign currency gain or loss for U.S. federal income tax purposes in the event of any difference between the dollar value of the NIS on the date of the taxable disposition and the settlement date. Any such currency gain or loss generally would be treated as U.S.-source ordinary income or loss and would be subject to tax in addition to any gain or loss recognized by such U.S. Holder on the taxable disposition of ordinary shares.

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

We must make a separate determination each taxable year as to whether we are a PFIC. As a result, our PFIC status may change from year to year. Based on the composition of our gross income and the composition and value of our gross assets for each taxable year from 2004 through 2020, we do not believe that we were a PFIC during any of such tax years. It is likely, however, that under the asset valuation method described in the legislative history of the 1997 Act, we would have been classified as a PFIC for each of 2001, 2002 and 2003 primarily because (a) a significant portion of our assets consisted of the remaining proceeds of our two public offerings of ordinary shares in 1999, and (b) the public market valuation of our ordinary shares during such years was relatively low. There can be no assurance that we will not be deemed a PFIC for the current tax year or any future tax year in which, for example, the value of our assets, as measured by the public market valuation of our ordinary shares, declines in relation to the value of our passive assets (generally, cash, cash equivalents and marketable securities). If we are treated as a PFIC with respect to a U.S. Holder for any tax year, the U.S. Holder will be deemed to own ordinary shares in any of our subsidiaries that are also PFICs.

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

Each U.S. person that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

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

Information Reporting and Backup Withholding

Payments in respect of our ordinary shares that are made in the United States or by certain U.S.-related financial intermediaries may be subject to information reporting requirements and U.S. backup withholding tax, currently at a rate of 24%. The information reporting requirements will not apply, however, to payments to certain exempt U.S. Holders, including corporations and tax-exempt organizations. In addition, backup withholding will not apply to a U.S. Holder that furnishes a correct taxpayer identification number on U.S. Internal Revenue Service Form W-9 (or substitute form) or establishes an exemption. The backup withholding tax is not an additional tax. Amounts withheld under the backup withholding tax rules may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding tax rules by timely filing the appropriate claim for refund with the U.S. Internal Revenue Service. U.S. Holders should consult their own tax advisors regarding their qualification for an exemption from the backup withholding tax and the procedures for obtaining such an exemption, if applicable.

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

ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to financial market risk associated with changes in foreign currency exchange rates. To mitigate these risks, we use derivative financial instruments. The majority of our revenues and expenses are generated in dollars. A portion of our expenses, however, is denominated in NIS. In order to protect ourselves against the volatility of future cash flows caused by changes in foreign exchange rates, we use currency forward contracts and currency options. We usually hedge the part of our forecasted expenses denominated in NIS. If our currency forward contracts and currency options meet the definition of a hedge, and are so designated, changes in the fair value of the contracts will be offset against changes in the fair value of the hedged assets or liabilities through earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change. Our hedging program reduces, but does not eliminate, the impact of foreign currency rate movements and due to the general economic slowdown along with the devaluation of the dollar, our results of operations may be adversely affected. Without taking into account the mitigating effect of our hedging activity, a 10% decrease in the dollar exchange rates in effect for the year ending December 31, 2020 would cause a decrease in net income of approximately $6.3 million.

We are subject to market risk from exposure to changes in interest rates relating to borrowings under our loan agreements. The interest rate on these borrowings is based on LIBOR. Based on the scheduled amount of these borrowings to be outstanding in 2020, we estimate that each 100 basis point increase in our borrowing rates would result in additional interest expense to us of approximately $12,000.

ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Our original Articles of Association and Memorandum of Association were adopted prior to the enactment of the Companies Law and were only amended on limited occasions since adoption. In light of changes in the business and legal environment that occurred since such time, in August 2020, our Board of Directors approved, and in September 2020 our shareholders approved, our Amended and Restated Articles of Association and Amended and Restated Memorandum of Association, which amended and restated our prior Articles of Association and Memorandum of Association in their entirety. The description of the amendments, set forth in our proxy statement filed as Exhibit 99.1 to our Form 6-K filed with the SEC on August 13, 2020, is incorporated herein by reference, and the Amended and Restated Articles of Association and Amended and Restated Memorandum of Association are incorporated by reference as Exhibits 1.1 and 1.2 to this Form 20-F.

ITEM 15.      CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our President and Chief Executive Officer and our Vice President Finance and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in 13a-15(e) under the Securities Exchange Act) as of December 31, 2020. Based on this evaluation, our President and Chief Executive Officer and Vice President Finance and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were (i) designed to ensure that material information relating to us, including our consolidated subsidiaries, is made known to our management, including our President and Chief Executive Officer and Vice President Finance and Chief Financial Officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared and (ii) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2020 based on the framework for Internal Control – Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on our assessment under that framework and the criteria established therein, our management concluded that the company’s internal control over financial reporting were effective as of December 31, 2020.

Attestation Report of the Registered Public Accounting Firm

This Annual Report includes an attestation report of our registered public accounting firm regarding internal control over financial reporting on page F-3 of our audited consolidated financial statements set forth in Item 18, “Financial Statements,” and is incorporated herein by reference.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting identified with the evaluation thereof that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.       [RESERVED]

ITEM 16.A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Joseph Tenne is an “audit committee financial expert” as defined in Item 16.A of Form 20-F and is “independent” as defined in the applicable regulations.

ITEM 16.B.   CODE OF ETHICS

We have adopted a Code of Conduct and Business Ethics, which was updated in 2019, that applies to our President and Chief Executive Officer, Vice President Finance and Chief Financial Officer and other senior financial officers. This Code has been posted on our website, www.audiocodes.com.

ITEM 16.C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has served as our independent public accountants for each of the years in the three-year period ended December 31, 2020. The following table presents the aggregate fees for professional audit services and other services rendered by Kost Forer Gabbay & Kasierer in 2020 and 2019.

	Year Ended December 31,
	(Amounts in thousands)
	2020	2019
Audit Fees	$405	$390
Audit Related Fees*	167	10
Tax Fees	117	115
Total	$689	$515
*	Mainly fees related to the public offering.

Audit Fees consist of fees billed for the annual audit of the company’s consolidated financial statements and the statutory financial statements of the company. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include services rendered for the integrated audit over internal controls as required under Section 404 of the Sarbanes-Oxley Act applicable in 2019 and 2020, the provision of consents and the review of documents filed with the SEC.

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

During 2020, no services provided to AudioCodes by Kost Forer Gabbay & Kasierer were approved by the audit committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. We approve all such compensation by the audit committee.

ITEM 16.D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

No shares were repurchased during the year ended December 31, 2020.

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

For a discussion of the requirements of Israeli law with respect to these matters, see Item 6.C, “Directors, Senior Management and Employees - Board Practices,” and Item 10.B, “Additional Information - Memorandum and Articles of Association.”

ITEM 16.H.  MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.      FINANCIAL STATEMENTS

Not applicable.

ITEM 18.      FINANCIAL STATEMENTS

Reference is made to pages F-1 to F-42 of the financial statements attached hereto.

ITEM 19.      EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit		Incorporated by Reference
No.	Document	Form	File No.	Date Filed

1.1	Amended and Restated Memorandum of Association of Registrant.	6-K	000-30070	9/15/2020

1.2	Amended and Restated Articles of Association of Registrant.	6-K	000-30070	9/15/2020

2.1*	Description of Securities.

4.1	License Agreement between AudioCodes Ltd. and DSP Group, Inc., dated as of May 6, 1999.	F-1	333-10352	5/22/1999

4.2	Employment Agreement between AudioCodes Ltd. and Shabtai Adlersberg.	6-K	000-30070	11/12/2009

4.3	Amendment No. 1 to Employment Agreement between AudioCodes Ltd. and Shabtai Adlersberg.	6-K	000-30070	8/8/2013

4.4	Amendment No. 2 to Employment Agreement between AudioCodes Ltd. and Shabtai Adlersberg.	6-K	000-30070	8/8/2017

4.5	Amendment No. 3 to Employment Agreement between AudioCodes Ltd. and Shabtai Adlersberg.	6-K	000-30070	8/14/2019

4.6†	English Summary of Terms of Employment of Lior Aldema, as of March 2019.	20-F (2019)	000-30070	3/19/2020

4.7†	Building and Tenancy Lease Agreement, dated May 11, 2007, by and between Airport City Ltd. and AudioCodes Ltd.	20-F (2006)	000-30070	6/27/2007

4.8†	English Summary of Addendum, dated September 23, 2013, to Lease and Construction Agreement of November 14, 2000, between Airport City Ltd., as landlord and AudioCodes Ltd., as tenant.	6-K	000-30070	1/6/2014

4.9	AudioCodes Ltd. 2008 Equity Incentive Plan.	20-F (2008)	000-30070	6/30/2009

4.10	Amendment to AudioCodes Ltd. 2008 Equity Incentive Plan.	S-8	333-170676	11/18/2010

4.11	Amendment No. 2 to AudioCodes Ltd. 2008 Equity Incentive Plan.	S-8	333-190437	8/7/2013

4.12	Amendment No. 3 to AudioCodes Ltd. 2008 Equity Incentive Plan.	S-8	333-210438	3/29/2016

4.13	Amendment No. 4 to AudioCodes Ltd. 2008 Equity Incentive Plan.	S-8	333-230388	3/19/2019

4.14	Form of Insurance, Indemnification and Exculpation Agreement between the Registrant and each of its directors and executive officers.	6-K	000-30070	11/10/2011

4.15	Form of AudioCodes Ltd. Executive Compensation Policy for the years 2019-2021.	6-K	000-30070	8/14/2019

4.16	Summary of Request For Receipt Of A Loan In Foreign Currency – The First International Bank Of Israel Ltd.	20-F (2015)	000-30070	3/29/2016

4.17†	English Summary of Royalty Buyout Agreement, dated November 25, 2019, by and among AudioCodes Ltd., AudioCodes Development Ltd., and the Israel National Authority for Technology and Innovation.	20-F (2020)	000-30070	2/25/2020

8.1*	Subsidiaries of the Registrant.

12.1*	Certification of Shabtai Adlersberg, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Niran Baruch, Vice President Finance and Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification by President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification by Vice President Finance and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

101.1*	Interactive Data Files (XBRL-Related Documents).

†English summary of Hebrew original.

*Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

AUDIOCODES LTD.

By:	/s/ SHABTAI ADLERSBERG
Shabtai Adlersberg
President and Chief Executive Officer

Date: April 27, 2021

AUDIOCODES LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

IN U.S. DOLLARS

-3-6232525 -3-5622555
Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

AUDIOCODES LTD. AND ITS SUBSIDIARIES

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AudioCodes Ltd. and its subsidiaries (the "Company") as of December 31, 2020 and 2019 and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020 and 2019, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 27, 2021, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Revenue Recognition
Description of the Matter

As described in Note 2 to the consolidated financial statements, the Company primarily derives revenues from sales of products and services, which includes support services and professional services. The Company’s contracts with customers often contain multiple goods and services that are accounted for as separate performance obligations when they are distinct. The Company allocates the transaction price to the distinct performance obligations on a relative standalone selling price basis. The Company does not offer its services on a standalone basis and consequently estimates its service performance obligation’s standalone selling price.

Auditing the Company’s calculation of the standalone selling price of the services in the customer contract was complex and involved a high degree of subjective auditor judgment because of the significant management judgment required to develop the assumptions used in the estimate of standalone selling prices. The standalone selling price is based on an estimated range of prices for each item included in the contract, which is based on data and assumptions such as customer type, customer region, price lists, pricing practices and service type.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s controls to estimate the standalone selling price of the services, including the underlying assumptions

Our audit procedures related to the estimated standalone selling prices included, among others, reading executed contracts and purchase orders, on a sample basis, to understand the contracts and the services provided, meeting with financial and sales personnel to understand the type of services, type and region of customers, and performing analytical procedures to identify changes in the technology’s sector which may influence the assumptions. We also tested the mathematical accuracy of the underlying data and evaluated the range of prices for each service included in the contract by performing analytical procedures based on historical data and sensitivity analyses over the price range assumptions for the services. We also evaluated the Company’s disclosures included in the notes to the consolidated financial statements.

Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global

We have served as the Company’s auditor since 1997.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 27, 2021	A Member of Ernst & Young Global

AUDIOCODES LTD.

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

AUDIOCODES LTD. AND ITS SUBSIDIARIES

Opinion on Internal Control over Financial Reporting

We have audited AudioCodes Ltd.’s and its subsidiaries (the "Company") internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and our report dated April 27, 2021 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

AUDIOCODES LTD.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Kost Forer Gabbay & Kasierer,

a Member of Ernst & Young Global

Tel-Aviv, Israel
April 27, 2021

AUDIOCODES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2020	2019

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$40,934	$64,773
Restricted cash	5,100	5,000
Short-term and restricted bank deposits	84,817	1,416
Short-term marketable securities and accrued interest	449	—
Trade receivables (net of allowance of $548 and $570 as of December 31, 2020 and 2019, respectively)	34,518	27,501
Other receivables and prepaid expenses	8,631	5,626
Inventories	29,193	28,275

Total current assets	203,642	132,591

LONG-TERM ASSETS:
Long-term and restricted bank deposits	94	694
Long-term marketable securities and accrued interest	54,895	—
Deferred tax assets	12,081	20,466
Operating lease right-of-use assets	25,430	29,688
Severance pay funds	20,597	19,370

Total long-term assets	113,097	70,218

PROPERTY AND EQUIPMENT, NET	4,593	4,392

INTANGIBLE ASSETS, NET	569	901

GOODWILL	36,222	36,222

Total assets	$358,123	$244,324

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED BALANCE SHEETS (Cont.)

U.S. dollars in thousands, except share and per share data

	December 31,
	2020	2019
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$1,200	$2,473
Trade payables	6,984	6,628
Other payables and accrued expenses	28,531	24,692
Short-term royalty buyout liability (Note 11b)	11,684	10,750
Deferred revenues	37,182	33,538
Short-term operating lease liabilities	9,178	8,579

Total current liabilities	94,759	86,660

LONG-TERM LIABILITIES:
Accrued severance pay	21,830	20,313
Long-term bank loans, net of current maturities	—	1,200
Long-term royalty buyout liability (Note 11b)	—	10,749
Deferred revenues and other liabilities	12,243	9,831
Long-term operating lease liabilities	19,436	23,097

Total long-term liabilities	53,509	65,190

COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value -
Authorized: 100,000,000 shares as of December 31, 2020 and 2019; Issued: 62,489,428 and 59,040,697 shares as of December 31, 2020 and 2019, respectively; Outstanding: 33,017,814 and 29,569,083 shares as of December 31, 2020 and 2019, respectively	105	94
Additional paid-in capital	362,164	265,372
Treasury stock at cost - 29,471,614 shares as of December 31, 2020 and 2019	(137,793)	(137,793)
Accumulated other comprehensive income	1,772	—
Accumulated deficit	(16,393)	(35,199)

Total shareholders' equity	209,855	92,474

Total liabilities and shareholders' equity	$358,123	$244,324

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year Ended December 31,
	2020	2019	2018

Revenues:
Products	$145,332	$135,646	$119,887
Services	75,442	64,641	56,336

Total revenues	220,774	200,287	176,223

Cost of revenues:
Products	54,384	59,022	51,878
Services	16,574	14,129	13,739
Expenses related to royalty buyout agreement with the Israel Innovation Authority (Note 11b)	—	32,178	—

Total cost of revenues	70,958	105,329	65,617

Gross profit	149,816	94,958	110,606

Operating expenses:
Research and development, net	46,072	41,199	34,661
Selling and marketing	51,217	51,535	49,335
General and administrative	14,177	11,778	10,251

Total operating expenses	111,466	104,512	94,247

Operating income (loss)	38,350	(9,554)	16,359
Financial income (expenses), net	(1,703)	(1,761)	228

Income (loss) before taxes on income	36,647	(11,315)	16,587
Tax benefit (taxes on income)	(9,399)	15,292	(3,094)

Net income	$27,248	$3,977	$13,493

Earnings per share:
Basic	$0.87	$0.14	$0.47
Diluted	$0.83	$0.13	$0.45

Weighted average number of shares used in computations of earnings per share:
Basic	31,440,093	29,251,888	28,928,060
Diluted	32,915,683	30,799,904	30,219,806

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year Ended December 31,
	2020	2019	2018

Net income	$27,248	$3,977	$13,493

Other comprehensive income related to:
Change in unrealized losses on marketable securities, net of tax:
Gain on marketable securities recognized in other comprehensive income, net of tax	453	32	12
Other comprehensive income related to unrealized loss on marketable securities available-for-sale	453	32	12

Change in unrealized gains (losses) on cash flow hedges, net of tax:
Gain (loss) on derivatives recognized in other comprehensive income,	3,445	535	(489)
Loss (gain) on derivatives (effective portion) recognized in income	(2,126)	(291)	245

Other comprehensive income (loss), related to unrealized gains (losses) on cash flow hedges, net of tax	1,319	244	(244)

Other comprehensive income (loss), net of tax	1,772	276	(232)

Total comprehensive income	$29,020	$4,253	$13,261

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share and per share data

				Accumulated
		Additional		other
	Share	paid-in	Treasury	comprehensive	Accumulated	Total
	capital	capital	stock	loss	deficit	equity

Balance as of January 1, 2018	$93	$248,176	$(115,476)	$(44)	$(40,368)	$92,381

Cumulative effect adjustment resulting from adoption of new accounting pronouncements	—	—	—	—	180	180
Purchase of treasury stock	(5)	—	(14,316)	—	—	(14,321)
Issuance of shares upon exercise of options and warrants and vesting of restricted stock units	4	5,517	—	—	—	5,521
Share-based compensation related to options and restricted stock units granted to employees and non-employees	—	3,287	—	—	—	3,287
Cash dividends paid	—	—	—	—	(5,761)	(5,761)
Other comprehensive loss	—	—	—	(232)	—	(232)
Net income	—	—	—	—	13,493	13,493

Balance as of December 31, 2018	92	256,980	(129,792)	(276)	(32,456)	94,548

Purchase of treasury stock	(1)	—	(8,001)	—	—	(8,002)
Issuance of shares upon exercise of options and warrants and vesting of restricted stock units	3	3,100	—	—	—	3,103
Share-based compensation related to options and restricted stock units granted to employees and non-employees	—	5,292	—	—	—	5,292
Cash dividends paid	—	—	—	—	(6,720)	(6,720)
Other comprehensive income	—	—	—	276	—	276
Net income	—	—	—	—	3,977	3,977

Balance as of December 31, 2019	94	265,372	(137,793)	—	(35,199)	92,474

Issuance of shares upon exercise of options and warrants and vesting of restricted stock units	3	2,603	—	—	—	2,606
Issuance of ordinary shares in a public offering, net	8	85,418	—	—	—	85,426
Share-based compensation related to options and RSUs granted to employees and non-employees	—	8,771	—	—	—	8,771
Cash dividends paid	—	—	—	—	(8,442)	(8,442)
Other comprehensive income	—	—	—	1,772	—	1,772
Net income	—	—	—	—	27,248	27,248

Balance as of December 31, 2020	105	362,164	(137,793)	1,772	(16,393)	209,855

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year Ended December 31,
	2020	2019	2018
Cash flows from operating activities:

Net income	$27,248	$3,977	$13,493
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,268	2,044	2,309
Amortization of marketable securities premiums and accretion of discounts, net	172	79	353
Share-based compensation related to options and RSUs granted to employees and non-employees	8,771	5,292	3,287
Decrease (increase) in accrued interest and exchange rate effect on loans, marketable securities and bank deposits	(26)	140	(32)
Decrease (increase) in deferred tax assets, net	8,329	(16,282)	2,251
Increase in trade receivables, net	(7,017)	(5,222)	(220)
Decrease (increase) in other receivables and prepaid expenses	(1,516)	259	(1,012)
Increase in inventories	(1,525)	(5,925)	(6,309)
Decrease in operating lease right-of-use assets	7,913	7,444	—
Decrease in operating lease liabilities	(6,717)	(5,456)	—
Increase (decrease) in royalty buyout liability	(9,815)	21,499	—
Increase in trade payables	356	440	549
Increase in other payables and accrued expenses	3,839	2,805	1,437
Increase in deferred revenues	5,906	12,342	9,354
Increase (decrease) in accrued severance pay, net	290	(267)	120

Net cash provided by operating activities	38,476	23,169	25,580

Cash flows from investing activities:

Purchase of property and equipment	(1,530)	(1,949)	(1,340)
Purchase of marketable securities	(54,977)	(10,025)	—
Proceeds from redemption of marketable securities	—	29,412	7,577
Investment in short-term and restricted bank deposits	(84,000)	—	(9,636)
Proceeds from short-term and restricted bank deposits	599	10,962	—
Proceeds from long-term and restricted bank deposits	600	1,200	2,307

Net cash provided by (used in) investing activities	$(139,308)	$29,600	$(1,092)

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

U.S. dollars in thousands

	Year Ended December 31,
	2020	2019	2018
Cash flows from financing activities:

Purchase of treasury stock	$—	$(8,002)	$(14,321)
Repayment of long-term bank loans	(2,497)	(2,470)	(2,508)
Payment related to the acquisition of ACS	—	(410)	(151)
Cash dividends paid	(8,442)	(6,720)	(5,761)
Proceeds from issuance of shares upon exercise of options and warrants	2,606	3,103	5,521
Proceeds from issuance of shares in a public offering, net	85,426	—	—

Net cash provided by (used in) financing activities	77,093	(14,499)	(17,220)

Increase (decrease) in cash, cash equivalents and restricted cash	(23,739)	38,270	7,268
Cash, cash equivalents and restricted cash at the beginning of the year	69,773	31,503	24,235

Cash, cash equivalents and restricted cash at the end of the year	$46,034	$69,773	$31,503

Supplemental disclosure of cash flow activities:

Cash paid during the year for income taxes	$835	$1,105	$933

Cash paid during the year for interest	$204	$205	$267

Significant non-cash transactions:

Inventory transferred to be used as property and equipment	$607	$270	$252

Right-of-use asset recognized with corresponding lease liability	$3,655	$4,010	$—

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-     GENERAL

a.	Business overview:

AudioCodes Ltd. (the “Company”) and its subsidiaries (together the “Group”) is a leading vendor of advanced communication, software, products and productivity solutions for the digital workplace. The Company's products are deployed on-premises or delivered from the cloud. Providing software communications, cloud-based platforms, customer premise equipment and software applications, the Company's solutions and products are geared to meet the growing needs of enterprises and service providers realigning their operations towards the transition to all-IP networks and hosted unified communications and collaboration business services. In addition, the Company offers a complete suite of professional and managed services that allow the Company's partners and customers to choose a service packages (or complement their own offering) from a modular portfolio of professional services.

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

c.

During the years ended December 31, 2020, 2019 and 2018, the Group had a major customer which accounted for 13.5%, 16.0% and 17.8%, respectively, of total revenues in those years. In addition, during the years ended December 31, 2020, 2019 and 2018, the Group had an additional major customer which accounted for 13.0%, 13.5% and 11.1%, respectively, of total revenues in those years. No other customer accounted for more than 10% of the Group’s revenues in those periods.

d.

On December 23, 2019, a merger agreement was signed between the Company and one of its subsidiaries, AudioCodes Development Ltd. In September 2020, the Company received the approval of the Israel Tax Authority to the merger. The merger was effective as of January 1, 2020.

e.	COVID- 19

On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. The outbreak has reached all of the regions in which the Group does business, and governmental authorities around the world have implemented numerous measures attempting to contain and mitigate the effects of the virus, including travel bans and restrictions, border closings, quarantines, shelter-in-place orders, shutdowns, limitations or closures of non-essential businesses, and social distancing requirements. Companies around the world, including the Group, the Group’s customers, partners, and vendors, have implemented actions in response, including among others, office closings, site restrictions, and employee travel restrictions.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-     GENERAL (Cont.)

The global spread of COVID-19 and actions taken in response have caused and may continue to cause disruptions and/or delays in the Group’s supply chain, manufacturing and shipments, and caused significant economic and business disruption to the Group's customers, partners and vendors. In response to these challenges, the Group quickly adjusted its operations to work from home and it believes its business continuity plan is working well. The extent of the impact of COVID-19 on the Group's business and results of operations will depend on future developments, which are highly uncertain, including the duration and severity of the outbreak, the effects of subsequent waves of COVID-19, the Group's ability to maintain its supply chain and to continue to manufacture products and restrictions on its business and personnel that may be imposed by governmental rules and regulations implemented to contain or treat COVID-19.

The Company’s management is monitoring and assessing the impact of the COVID-19 pandemic daily, including recommendations and orders issued by government and public health authorities.

NOTE 2:-     SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"), applied on a consistent basis as follows:

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. As applicable to these interim condensed consolidated financial statements, the most significant estimates and assumptions relate to revenue recognition and allowance for sales returns, allowance for doubtful accounts, inventories write-off, intangible assets, goodwill, income taxes and valuation allowance, share-based compensation and contingent liabilities. Actual results could differ from those estimates.

In light of the currently unknown extent and duration of the COVID-19 pandemic, the Company faces a greater degree of uncertainty than normal in making the judgments and estimates needed to apply certain of the Company's significant accounting policies. The Company assessed certain accounting matters that generally require consideration of forecasted financial information in context with the information reasonably available to the Company and the unknown future impacts COVID-19 as of December 31, 2020 and through the date of issuance of this report. These estimates may change, as new events occur and additional information is obtained. Actual results could differ materially from these estimates under different assumptions or conditions.

b.	Financial statements in U.S. dollars ("dollars"):

A majority of the Group’s revenues is generated in dollars. In addition, most of the Group’s costs are denominated and determined in dollars and in new Israeli shekels ("NIS"). Management believes that the dollar is the currency in the primary economic environment in which the Group operates. Thus, the functional and reporting currency of the Group is the dollar.

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

Short-term and restricted bank deposits are deposits with maturities of more than three months, but less than one year. The deposits are mainly in dollars and bear interest at an average annual rate of 0.97% and 1.88% for the years ended December 31, 2020 and 2019, respectively. Short-term and restricted deposits are presented at cost. Any accrued interest on these deposits is included in other receivables and prepaid expenses.

In connection with long-term bank loans and their related covenants, the Company is required to maintain compensating balances with the banks and to maintain deposits in the same banks that provided the loans to the Company (see Note 9).In addition, the Company maintains restricted deposits in connection with an office lease agreement (see also Note 10a). Out of the short-term and restricted bank deposits, a total of $5,910 and $6,409, are restricted short-term deposits as of December 31, 2020 and 2019, respectively.

f.	Marketable securities:

The Group accounts for investments in debt securities in accordance with ASC 320, "Investments - Debt and Equity Securities".

Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date.

As of December 31, 2020, the Group classified all of its marketable securities as available-for-sale (“AFS”). AFS securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in “accumulated other comprehensive loss” in shareholders’ equity. Realized gains and losses on sale of investments are included in “financial income (expenses), net” and are derived using the specific identification method for determining the cost of securities. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, together with interest on securities, is included in "financial income (expenses), net".

The Group assessed AFS debt securities with an amortized cost basis in excess of estimated fair value to determine what amount of that difference, if any, is caused by expected credit losses in accordance with ASC 326, "Financial Instruments - Credit Losses". Allowance for credit losses on AFS debt securities are recognized as a charge in other income (expenses), net, on the consolidated statements of operation, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss) in stockholders' equity.

The Group has not recorded credit losses for the year ended December 31,2020.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Inventories:

Inventories are stated at the lower of cost or market value. Cost is determined as follows:

Raw materials - using the "weighted average cost" method; and

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

Bank deposits and the related accrued interest with maturities of more than one year are included in long-term investments and presented at their cost. Accrued interest that is payable within a one-year period is included in other receivables and prepaid expenses. The deposits are denominated in dollars and bear interest at an average annual rate of 0% and 2.16% for the years ended December 31, 2020 and 2019, respectively. Out of the total long-term bank deposits, a total of $0 and $600 are restricted long-term deposits as of December 31, 2020 and 2019, respectively.

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

The Group’s long-lived assets (asset group) to be held and used, including right of use assets and intangible that are subject to amortization are reviewed for impairment in accordance with ASC 360-10-35, "Property, Plant and Equipment - Subsequent Measurement" whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. If such assets are considered to be impaired, recoverability of assets (asset group) to be held and used is measured by a comparison of the carrying amount of an asset (asset group) to the future undiscounted cash flows expected to be generated by the asset. The impairment to be recognized is measured by the amount by which the carrying amount of the assets (asset groups) exceeds the fair value of the assets (asset groups). During the years ended December 31, 2020, 2019 and 2018, no impairment losses have been identified for property and equipment.

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

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During the years ended December 31, 2020, 2019 and 2018, no impairment losses have been identified with respect to intangible assets.

k.	Leases:

The Company adopted Accounting Standards Update ("ASU") 2016-02, "Leases (Topic 842)", or "ASC 842") on January 1, 2019, using the modified retrospective approach, by applying ASC 842 to all leases existing at the date of initial application. The standard requires lessees to recognize almost all leases on the balance sheet as a right-of-use asset and a lease liability and requires leases to be classified as either an operating or a finance type lease. The standard excludes leases of intangible assets or inventory. Leases with a term of 12 months or less can be accounted for in a manner similar to the accounting for operating leases under ASC 840. The new standard requires lessors to account for leases using an approach that is substantially equivalent to ASC 840 for sales-type leases, direct financing leases and operating leases.

The Company determines if an arrangement is a lease at inception. Lease classification is governed by five criteria in ASC 842-10-25-2. If any of these five criteria is met, the Company classifies the lease as a finance lease. Otherwise, the Company classifies the lease as an operating lease.

The Company uses incremental borrowing rates based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The right-of use asset also includes any lease payments made and excludes lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expenses are recognized on a straight-line basis over the lease term or the useful life of the leased asset.

In addition, the carrying amount of the right-of use asset and lease liabilities are remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

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

Goodwill is not amortized, but rather is subject to an impairment test. In accordance with ASC 350, "Intangibles – Goodwill and Other", at least annually (in the fourth quarter), or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Company has an option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value prior to performing the quantitative goodwill impairment test. The Company operates in one operating segment, and this segment comprises its only reporting unit.

Following the adoption of ASU 2017-04, "Simplifying the Test for Goodwill Impairment", as part of the quantitative goodwill impairment test, any excess of the carrying value of the reporting unit over its fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to the fair value of the reporting unit.

For each of the three years in the period ended December 31, 2020, the Group performed an annual impairment analysis, using market capitalization, and no impairment losses have been identified.

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

Revenues are recognized in accordance with ASC 606, "Revenue from Contracts with Customers". The Group recognizes revenue under the core principle that transfer of control to a customer of the Group generates revenue in an amount reflecting the consideration the Group expects to receive from the customer. As such, the Group identifies a contract with a customer, identifies the performance obligations in the contract, determines the transaction price, allocates the transaction price to each performance obligation in the contract and recognizes revenues when (or as) the Group satisfies a performance obligation.

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

The Group enters into contracts that can include combinations of products and services that are capable of being distinct and accounted for as separate performance obligations. The products are distinct upon delivery as the customer can derive the economic benefit of it without any professional services, updates or technical support. The Group allocates the transaction price to each performance obligation, based on its relative standalone selling price out of the total consideration of the contract. For support, the Group determines the standalone selling prices, based on the price at which the Group separately sells a renewal contract on a standalone basis. For professional services, the Group determines the standalone selling prices based on the price at which the Group separately sells those services on a standalone basis.

The Group’s products contain a significant element relating to its proprietary technology and its solutions offer substantially different features and functionality. As a result, the comparable pricing of products with similar functionality typically cannot be obtained. Additionally, as the Group is unable to reliably determine the selling prices of comparable products sold by competitors and generally does not sell the products separately on a standalone basis, the standalone selling prices are not directly observable. Therefore, the Group makes estimates, based on reasonably available information. The estimated selling price is established considering multiple factors including, but not limited to, pricing practices in different geographical areas and through different sales channels, gross margin objectives, internal costs, the pricing strategies of competitors and industry technology lifecycles.

The Group grants to certain customers a right of return or the ability over a limited period to exchange for other products a specific percentage of the total price paid for products they have purchased. The Group maintains a provision for product returns and exchanges and other incentives, based on its experience with historical sales returns, analysis of credit memo data and other known factors, all in accordance with ASC 606. This provision is deducted from revenues and amounted to $2,962 and $1,885 as of December 31, 2020 and 2019, respectively. This provision was recorded as part of other payables and accrued expenses.

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

The Group has included as part of other receivables and prepaid expenses in its consolidated balance sheet, costs to obtain a contract in the amount of $665 and $460, as of December 31, 2020 and 2019, respectively. In addition, the Group's consolidated statement of operations included a reduction of expenses, in the net amount of $205, $38 and $242 for the years ended December 31, 2020 ,2019 and 2018, respectively.

Remaining performance obligations represents contracted revenues that have not yet been recognized, which includes deferred revenues and non-cancelable contracts that will be  recognized as revenue in future periods. The following table represents the remaining performance obligations as of December 31, 2020, which are expected to be satisfied and recognized in future periods:

	Year Ending December 31,
			2023 and
	2021	2022	thereafter

Product	$295	$72	$8
Services	36,887	5,187	6,687

	$37,182	$5,259	$6,695

Significant changes in the balances of deferred revenues during the period are as follows:

	December 31,
	2020	2019

Balance, at the beginning of the year	$43,230	$29,962

Revenue recognized	(31,172)	(17,577)
Increase in deferred revenues and customer advances	37,078	30,845

Balance, at the end of the year	49,136	43,230
Less current portion	(37,182)	(33,538)

Long term portion	$11,954	$9,692

n.	Warranty costs:

The Group usually provides an assurance-type warranty for a period of 12 months at no extra charge. The Group estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Group’s warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Group periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary. As of December 31, 2020 and 2019, the provision for warranty amounted to $253 and $284, respectively.

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

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Based on the Company’s product development process, technological feasibility is established upon the completion of a working model. The Company does not incur material costs between the completion of a working model and the point at which the products are ready for general release. Therefore, research and development costs are charged to the consolidated statement of operations, as incurred.

Participation grants from the Israel Innovation Authority (formerly known as the Office of the Chief Scientist of the Israeli Ministry of Economy and Industry) (the "IIA") for research and development activity are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of research and development costs. Research and development grants recognized during the years ended December 31, 2020, 2019 and 2018 were $388, $1,323 and $5,734, respectively.

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

The Company accounts for comprehensive income (loss) in accordance with ASC 220, "Comprehensive Income", which establishes standards for the reporting and presentation of comprehensive income (loss) and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The components of AOCI were as follows:

	Unrealized
	gains on
	available-	Unrealized
	for-sale	gains (losses)
	marketable	on cash flow
	securities	hedges	Total

Balance as of January 1, 2020	$—	$—	$—

Other comprehensive income before reclassifications, net of tax	453	3,445	3,898
Amounts reclassified from AOCI	—	(2,126)	(2,126)
Other comprehensive income, net of tax	453	1,319	1,772

Balance as of December 31, 2020	$453	$1,319	$1,772

The effects on net income of amounts reclassified from AOCI in the year ended December 31, 2020 derive from realized losses on cash flow hedges recorded in operating expenses and from realized losses on available-for-sale marketable securities recorded in financial income (expenses), net.

r.	Concentrations of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, trade receivables, marketable securities and foreign currency derivative contracts.

The majority of the Group’s cash and cash equivalents, bank deposits and foreign currency derivative contracts are invested in dollar denominated instruments with major banks in Israel and the United States. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group’s investments are corporations with high credit standing.

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

Certain outstanding options, restricted share units ("RSUs") and warrants have been excluded from the calculation of the diluted earnings per share since such securities are anti-dilutive for all years presented. The total weighted average number of shares related to the outstanding options, RSUs and warrants that have been excluded from the calculation of diluted earnings per share was 64,312, 48,491 and 158,832 for the years ended December 31, 2020, 2019 and 2018, respectively.

t.	Accounting for share-based compensation:

The Company accounts for share-based compensation in accordance with ASC 718, "Compensation-Stock Compensation". ASC 718 requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statement of operations.

The weighted-average estimated fair value of employee stock options granted during the years ended December 31, 2020, 2019 and 2018, was $8.55, $6.63 and $3.02 per share, respectively, using the Black-Scholes option pricing model. Fair values were estimated using the following weighted-average assumptions (annualized percentages):

Year Ended December 31,
	2020	2019	2018

Dividend yield	1.01%-1.17%	1.13%-1.64%	0%-2.66%
Expected volatility	37.89%-43.09%	38.08%-39.34%	37.74%-41.72%
Risk-free interest	0.29%-1.43%	1.66%-2.59%	2.40%-3.06%
Expected life	3.57-4.23 years	4.75-5.21 years	4.78-5.27 years

The Company used its historical volatility in accordance with ASC 718. The computation of volatility uses historical volatility derived from the Company's exchange traded shares. The expected term of options granted is estimated based on historical experience and represents the period of time that options granted are expected to be outstanding. The risk free interest rate assumption is the implied yield currently available on United States treasury zero-coupon issues with a remaining term equal to the expected life of the Company's options. The dividend yield assumption is based on the Company's historical experience and expectation of future dividend payouts and may be subject to substantial change in the future. The Company paid its first cash dividend during the third quarter of 2018 and has been paying cash dividends on a bi-annual basis since then. The Company currently expects to continue pay cash dividends in the future, subject to receipt of required Israeli court approvals,  although there can be no assurance that it will do so. See also Note 12.

The total share-based compensation expenses relating to all of the Company’s share-based awards recognized for the years ended December 31, 2020, 2019 and 2018 were included in items of the consolidated statements of operations, as follows:

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	Year Ended December 31,
	2020	2019	2018

Cost of revenues	$181	$183	$186
Research and development expenses, net	1,535	937	651
Selling and marketing expenses	3,635	2,171	1,238
General and administrative expenses	3,420	2,001	1,212

Total share-based compensation expenses	$8,771	$5,292	$3,287

u.	Treasury stock:

The Company has repurchased its ordinary shares from time to time in the open market, and holds such repurchased shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders’ equity. See also Note 12a.

v.	Severance pay:

The liability for severance pay for Israeli employees is calculated pursuant to the Israeli Severance Pay Law, 1963 (the "Severance Pay Law"), based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date for all employees in Israel. Employees who have been employed for more than a one-year period are entitled to one month’s salary for each year of employment or a portion thereof. The Group’s liability for all of its Israeli employees is fully provided for by monthly deposits with severance pay funds, pension funds, insurance policies and by an accrual. The value of these deposits is recorded as an asset in the Company’s consolidated balance sheet.

The deposited funds include profits accumulated up to the consolidated balance sheets date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to the Severance Pay Law or labor agreements.

Since March 2011, the Group’s agreements with new Israeli employees are under Section 14 of the Severance Pay Law. The Group’s contributions for severance pay have replaced its severance pay obligation. Upon contribution of the full amount of the employee’s monthly salary for each year of service, no additional calculations are conducted between the parties regarding the matter of severance pay and no additional payments are made by the Group to the employee upon termination. The Group is legally released from the obligations to employees once the deposit amounts have been paid, and therefore the severance pay liability is not reflected in the balance sheet.

Severance pay expenses for the years ended December 31, 2020, 2019 and 2018, amounted to $3,078, $2,324 and $2,680, respectively.

w.	Employee benefit plan:

The Group has 401(k) defined contribution plans covering employees in the U.S. All eligible employees may elect to contribute a portion of their annual compensation to the plan through salary deferrals, subject to the IRS limit of $19.5 during the years ended December 31, 2019 and 2020, plus a catch-up contribution of $6.5 for participants age 50 or over. The Group matches 50% of employees’ contributions, up to a maximum of 6% of the employees’ annual pay. In the years ended December 31, 2020, 2019 and 2018, the Group matched contributions in the amount of $386, $318 and $308, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.	Advertising expenses:

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2020, 2019 and 2018 amounted to $371, $669 and $627, respectively.

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

The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term and restricted bank deposits, trade receivables, trade payables, other receivables and prepaid expenses and other payables and accrued expenses approximate their fair value due to the short-term maturity of such instruments.The fair value of long-term and restricted bank deposits and long-term bank loans also approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

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

z.	Derivatives and hedging:

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

aa.	Recently adopted accounting standards:

In January 2017, the Financial Accounting Standards Board (the "FASB") issued ASU 2017-04, "Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment" ("ASU 2017-04"). ASU 2017-04 eliminates the requirement to measure the implied fair value of goodwill by assigning the fair value of a reporting unit to all assets and liabilities within that unit (the "Step 2 test") from the goodwill impairment test. Instead, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited by the amount of goodwill in that reporting unit. ASU 2017-04 became effective for the Company beginning January 1, 2020. The implementation did not have a material impact on our condensed consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments-Credit Losses (Topic 326)" ("ASU 2016-13"). ASU 2016-13 requires that financial assets measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis. The measurement of expected credit losses is based upon historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. ASU 2016-13 became effective for the Company beginning January 1, 2020. The implementation did not have a material impact on our condensed consolidated financial statements.

ab.	Impact of recently issued accounting standard not yet adopted:

In December 2019, the FASB issued ASU 2019-12, "Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes" ("ASU 2019-12"), which simplifies the accounting for income taxes. This guidance will be effective for the first quarter of 2021 on a prospective basis, with early adoption permitted. The Company is currently reviewing ASU 2019-12, but does not expect that it will, when adopted, have a material impact on our consolidated financial statements.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-     MARKETABLE SECURITIES AND ACCRUED INTEREST

The following is a summary of available-for-sale marketable securities:

	December 31, 2020
	Amortized	Unrealized	Unrealized	Fair
	cost	gains	losses	Value
Maturing between one to five years:
Corporate bonds	$53,351	$508	(6)	$53,853
Governmental bonds	1,055	—	(13)	1,042
Accrued interest	449	—	—	449

Balance as of December 31, 2020	$54,855	$508	$(19)	$55,344

These investments were issued by highly rated corporations, ranged from BBB to A+. Accordingly, the securities were not settled at a price less than the amortized cost of the Group's investment. On each reporting period, the Company evaluates whether declines in fair value below carrying value are due to expected credit losses, as well as the ability and intent to hold the investment until a forecasted recovery occurs, in accordance with ASC 326. Allowance for credit losses on of available-for-sale debt securities are recognized as a charge in financial expenses (income), net, on the consolidated statements of income, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss) in shareholders' equity. The Company has not recorded credit losses for the year ended December 31, 2020.

As of December 31, 2019, the Group did not have any investments in marketable securities.

NOTE 4:-     INVENTORIES

	December 31,
	2020	2019

Raw materials	$13,376	$10,700
Finished products	15,817	17,575

	$29,193	$28,275

In the years ended December 31, 2020, 2019 and 2018, the Group wrote-off inventories in total amounts of $4,175, $4,493 and $1,892, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-     PROPERTY AND EQUIPMENT, NET

	December 31,
	2020	2019
Cost:
Computers and peripheral equipment	$23,616	$22,105
Office furniture and equipment	12,004	*) 11,459
Leasehold improvements	3,213	*) 3,158

	38,833	36,722
Accumulated depreciation:
Computers and peripheral equipment	21,697	20,356
Office furniture and equipment	10,136	*) 9,722
Leasehold improvements	2,407	*) 2,252

	34,240	32,330

Depreciated cost	$4,593	$4,392

*) Reclassified.

Depreciation expenses amounted to $1,936, $1,692 and $1,562 for the years ended December 31, 2020, 2019 and 2018, respectively.

In the year ended December 31, 2019, the Company recorded a reduction of $12,381 to the cost and accumulated depreciation of fully depreciated equipment and leasehold improvements no longer in use, following an assessment made by the Company. In the year ended December 31, 2020, the Company did not record any such reduction.

NOTE 6:-     INTANGIBLE ASSETS, NET

		Useful life	December 31,
		(years)	2020	2019
a.	Impaired cost:
	Acquired technology and license	5 - 10	$19,857	$19,857
	Customer relationship	4.5 - 9	4,750	4,750

			24,607	24,607
	Accumulated amortization:
	Acquired technology and license		19,299	19,027
	Customer relationship		4,739	4,679

			24,038	23,706

	Amortized cost		$569	$901

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-     INTANGIBLE ASSETS, NET (Cont.)

b.	Amortization expenses related to intangible assets amounted to $332, $352 and $747 for the years ended December 31, 2020, 2019 and 2018, respectively.
c.	Expected amortization expenses are as follows:

Year ending December 31,

2021	$284
2022	272
2023	13

$569

NOTE 7:-     FAIR VALUE MEASUREMENTS

In accordance with ASC 820, the Group measures its foreign currency derivative instruments, marketable securities and Active Communications Europe. (“ACS”) earn out liability related to the acquisition of ACS, at fair value. Investments in foreign currency derivative instruments and marketable securities are classified within Level 2 of the fair value hierarchy. This is because these assets (liabilities) are valued using alternative pricing sources and models utilizing market observable inputs. The ACS earn out liability was classified within Level 3 of the fair value hierarchy because this liability is based on present value calculations and an external valuation model whose inputs include market interest rates, estimated operational capitalization rates and volatilities. Unobservable inputs used in this model are significant.

The Group’s financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates:

	December 31, 2020
	Fair value measurements
	using input type
	Level 2	Total

Marketable securities	$55,344	$55,344
Financial liabilities related to foreign currency derivative hedging contracts	1,489	1,489

Total financial net assets (liabilities) as of December 31, 2020	$56,833	$56,833

As of December 31, 2019, the Group had no financial instruments measured at fair value.

Fair value measurements using significant unobservable inputs (Level 3):

Balance at January 1, 2019	$(433)
Payment of earn out liability	410
Adjustment due to change in the forecast of earn out consideration	23

Balance at December 31, 2019	$—

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-     OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2020	2019

Payroll and other employee related accruals	$16,930	$13,147
Accrued expenses	7,152	7,173
Government authorities	1,475	2,331
Provision for return	2,962	1,885
Royalties provision	12	150
Sundry	—	6

	$28,531	$24,692

NOTE 9:-   LONG-TERM BANK LOANS

In December 2015, the Company entered into loan agreements with an Israeli commercial bank that provided loans in the total principal amounts of $3,000 and Euro 3,000 (the "2015 Loans"). Certain amounts of the 2015 Loans are required to be maintained as a compensating bank deposit that decreases as the loans are repaid. The loans bore interest at LIBOR plus 1%-2.5% and were repayable in 20 equal quarterly installments through December 2020.

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

As of December 31, 2020 and 2019, the banks have a lien on the Company’s assets that secure the 2015 Loans and the 2016 Loans. As of December 31, 2020 and 2019, the Company is required to maintain a total of $600 and $1,800, respectively, in compensating balances with the banks, to secure the 2015 Loans and the 2016 Loans.

As of December 31, 2020 and 2019, the compensating balances are included in short-term and restricted bank deposits in the amount of $600 and $1,200, respectively, and long-term and restricted bank deposits in the amount of $0 and $600, respectively. The amount of the compensating balances that is required decreases as the loans are repaid. The agreements with respect to the 2015 Loans and the 2016 Loans require the Company, among other things, to meet certain financial covenants such as maintaining shareholders’ equity, cash balances, and liabilities to banks at specified levels, as well as achieving certain levels of operating income (the "Covenants").

As of December 31, 2020 and 2019, the Company was in compliance with the Covenants.

NOTE 10:-   LEASES

a.Lease commitments:

The Group's facilities are leased under several lease agreements for periods ending up to 2027, with options to extend the leases ending up to 2029.

In addition, the Company has various operating lease agreements with respect to motor vehicles.

Lease expenses of office rent and vehicles for the years ended December 31, 2020, 2019 and 2018 were approximately $8,000, $8,149 and $8,325, respectively. Lease expenses for the years ended December 31, 2020, 2019 and 2018 include an offset for sublease rental of $1,405, $1,359 and $1,315, respectively.

The Company’s capitalized operating lease agreements have remaining lease terms ranging from 1 year to 8.5 years, including agreements with options to extend the leases for up to 5 years.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-   LEASES (Cont.)

The following table represents the weighted-average remaining lease term and discount rate:

Year ended
December 31,
2020
Weighted average remaining lease term	3.5 years
Weighted average discount rate	2.08%

The following table presents supplemental cash flows information related to the lease costs for operating and finance leases:

December 31,
2020
Cash paid for amounts included in measurement of lease liabilities:
Operating cash flows for operating leases	$9,207

The discount rate was determined based on the estimated collateralized borrowing rate of the Company, adjusted to the specific lease term and location of each lease.

Maturities of operating lease liabilities were as follows:

Year ending December 31,
2021	$9,188
2022	8,333
2023	7,602
2024	1,485
2025 and thereafter	3,525

Total lease payments *)	$30,133

Less- imputed interest	$1,519
Present value of lease liabilities	$28,614

*) Total lease payments have not been reduced by sublease rental payments of $3,097 due in the future under non-cancelable subleases.

In connection with the Company's offices lease agreement in Israel, the lessor has a lien of $5,100 which is included in short-term and restricted bank deposits.

NOTE 11:-   COMMITMENTS AND CONTINGENT LIABILITIES

a.	Inventory purchase commitments:

The Group is obligated under certain agreements with its suppliers to purchase specified items of excess inventory which are expected to be utilized in 2021. As of December 31, 2020, non-cancelable purchase obligations were approximately $14,000.

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

In November 2019, the Company and its former Israeli subsidiary, AudioCodes Development Ltd., entered into a royalty buyout agreement (the “Royalty Buyout Agreement”) with the IIA relating to certain grants they had received from the IIA. The contingent net royalty liability to the IIA at the time of the Royalty Buyout Agreement with respect to these grants was $49,008 (the “Debt”), including interest to the date of the Royalty Buyout Agreement. As part of the Royalty Buyout Agreement, the Company agreed to pay $32,178 to the IIA (to settle the Debt in full) in three annual installments starting in 2019. The annual installments are denominated in NIS and bear interest. Pursuant to the Royalty Buyout Agreement, the Company eliminated all royalty obligations related to its future revenues with respect to these grants.

In December 2020 and November 2019, the Company paid the two first installments of approximately $11,580 and $10,700 million, respectively, due under the Royalty Buyout Agreement.

As of December 31, 2020, and 2019, the Company’s other Israeli subsidiaries have a contingent obligation to pay royalties in the amount of approximately $18,136 and $16,468, respectively.

c.	Royalty commitments to third parties:

The Group has entered into technology licensing fee agreements with third parties. Under the agreements, the Group agreed to pay the third parties royalties, based on sales of relevant products.

d.	legal proceedings:

In January 2021, a complaint for patent infringement was filed against the Company's U.S. subsidiary. The proceedings were served and no monetary demands were made at this stage. The Company is still assessing the merits of this case and at this stage does not believe that reserve is required.

NOTE 12:-   SHAREHOLDERS’ EQUITY

a.	Treasury stock:

During the year ended December 31, 2014, the Company’s Board of Directors approved a program to repurchase up to $3,000 of its ordinary shares (the "Share Repurchase Program"), which is the amount that the Company could repurchase according to Israeli law without further approval from an Israeli court. During the seven years ended December 31, 2020, the Company received Israeli  court approvals to purchase up to an additional $176,000 of its ordinary shares. The most recent court approvals also permitted the Company to declare a dividend of any part of the related permitted amount during the approved validity period. In addition, in January 2021, the Company received court approval in Israel to repurchase up to an aggregate amount of $30 million of additional ordinary shares. The court approval also permits the Company to declare a dividend of any part of this amount. The approval is valid through July 19, 2021.

As of December 31, 2020, pursuant to the Company’s Share Repurchase Program, the Company had repurchased a total of 29,471,614 of its ordinary shares at a total cost of $137,868 (of which none were repurchased during the year ended December 31, 2020).

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-   SHAREHOLDERS’ EQUITY (Cont.)

b.	Cash Dividend:

On February 4, 2020, the Company declared a cash dividend of $0.13 per share. The dividend, in the aggregate amount of $3,866, was paid on March 4, 2020 to all of the Company’s shareholders of record on February 18, 2020.

On August 5, 2020, the Company declared a cash dividend of 14 cents per share. The dividend, in the aggregate amount of $4,576 was paid on September 1, 2020 to all of the Company’s shareholders of record on August 17, 2020. See also Note 18.

c.	Issuance of ordinary shares:

On June 8, 2020, the Company sold in a public offering 2,600,000 of its ordinary shares, at a price of $35 per share. The Company’s net proceeds from this offering were $85,426, after deducting underwriters’ discounts and commissions and other offering expenses.

d.	Employee and Non-Employee Share Option Plan:

In 2008, the Company’s Board of Directors approved the 2008 Equity Incentive Plan (the "Plan") that became effective in January 2009. Under the Plan, options and RSUs may be granted to employees, officers, non-employee consultants and directors of the Company. As of December 31, 2020, the total number of shares authorized for future grant under the Plan is 1,361,118.

Options granted under the Plan expire seven  years from the date of grant and any options that are forfeited or cancelled before expiration become available for future grants.

The following is a summary of the Company’s stock option activity and related information for the year ended December 31, 2020:

			Weighted
			average
		Weighted	remaining
		average	contractual	Aggregate
	Amount	exercise	term (in	intrinsic
	of options	price	years)	value

Options outstanding at beginning of year	1,341,073	$7.03	3.9	$25,021
Changes during the year:
Granted	31,500	$23.05
Exercised	(449,533)	$5.80
Forfeited	(8,125)	$6.50

Options outstanding at end of year	914,915	$8.19	3.5	$17,709

Options exercisable at end of year	594,804	$6.34	2.7	$12,616

The weighted average grant-date fair value of options granted during the years ended December 31, 2020, 2019 and 2018 was $8.55, $6.63 and $3.02, per option, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing share price on the last trading day of the fiscal year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on the last trading day of the fiscal year. This amount changes based on the fair market value of the Company’s ordinary shares.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-   SHAREHOLDERS’ EQUITY (Cont.)

Total intrinsic value of options exercised for the years ended December 31, 2020, 2019 and 2018 was $10,633, $9,352 and $6,407, respectively.

The following is a summary of the Company’s RSU activity and related information for the year ended December 31, 2020:

		Weighted
	Number of	average grant
	shares	date fair value

RSUs outstanding at beginning of year	977,169	$11.00
Changes during the year:
Granted	506,375	$31.53
Vested	(399,198)	$10.32
Forfeited	(11,875)	$16.98

RSUs outstanding at end of year	1,072,471	$20.88

As of December 31, 2020, there was a total of $15,063 unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 3.21 years.

The options for employees outstanding as of December 31, 2020 have been separated into ranges of exercise prices, as follows:

	Number of	Weighted		Number of
	options	average		options	Weighted
	outstanding	remaining	Weighted	exercisable	average
Range of	as of	contractual	average	as of	exercise price
exercise	December 31,	life (in	exercise	December 31,	of exercisable
price	2020	years)	price	2020	options

$3.54-4.80	288,229	1.57	$4.25	288,229	$4.25
$5.00-6.90	187,570	2.83	$6.33	150,987	$6.40
$7.08-10.66	203,366	4.56	$8.41	103,410	$8.66
$11.52-26.69	235,750	5.56	$14.31	52,178	$13.10

	914,915	3.52	$8.19	594,804	$6.34

NOTE 13:-   TAXES ON INCOME

a.	Israeli taxation:
1.	Measurement of taxable income in U.S. dollars:

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

The Company’s production facilities in Israel have been granted the status of an "Approved Enterprise" in accordance with the Investment Law under four separate investment programs.

On April 1, 2005, an amendment to the Investment Law came into effect (the "2005 Amendment") that significantly changed the provisions of the Investment Law. The 2005 Amendment limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as a "Beneficiary Enterprise".

In January 2011, another amendment to the Investment Law came into effect (the "2011 Amendment"). According to the 2011 Amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Company’s income subject to this amendment (the "Preferred Income"). Once an election is made, the Company’s income will be subject to the amended tax rate of 16% from 2015 and thereafter (or 9% for a preferred enterprise located in development area A).

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

Amendment 73 also prescribes special tax tracks for technological enterprises, which are subject to regulations that were issued by the Minister of Finance in May 2017. The new tax tracks under Amendment 73 are as follows: Preferred Technological Enterprise ("PTE") - an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion. A PTE, as defined in the Investment Law, which is located in the center of Israel, will be subject to tax at a rate of 12% on profits deriving from intellectual property (in development area A - a tax rate of 7.5%).

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

Management believes that the Company is currently qualified as an "industrial company" under the Encouragement Law and, as such, is entitled to tax benefits, including: (i) deduction of purchase of know-how and patents and/or right to use a patent over an eight-year period; (ii) the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company; (iii) accelerated depreciation rates on equipment and buildings; and (iv) expenses related to a public offering on the Tel Aviv Stock Exchange Ltd. and on recognized stock markets outside of Israel, such as Nasdaq, are deductible in equal amounts over three years.

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

Taxable income of the Israeli Companies is subject to a corporate tax rate of 23% in the years ended December 31, 2018, 2019 and 2020.

The Company is eligible for tax benefits as preferred technological enterprise mentioned above.

The deferred tax balances as of December 31, 2020 have been calculated based on the PTE effective tax rate (see also a2 above).

b.	U.S. Tax Reform:

In December 2017, the U.S. enacted significant tax reform through the Tax Cut and Jobs Act (“TCJA”). The TCJA enacted significant changes affecting the year ended December 31, 2017, including, but not limited to, (i) reducing the U.S. federal corporate income tax rate to 21%;and (ii) imposing a one-time Transition Tax (the "Transition Tax") on certain un-repatriated earnings of foreign subsidiaries of U.S. companies that had not been previously taxed in the U.S.

The TJCA also established new tax provisions affecting 2018, including, but not limited to: (i) creating a new provision designed to tax global intangible low tax income (“GILTI”); (ii) generally eliminating U.S. federal taxes on dividends from foreign subsidiaries; (iii) eliminating the corporate alternative minimum tax (“AMT”); (iv) creating the base erosion anti-abuse tax (“BEAT”); (v) establishing a deduction for foreign derived intangible income ("FDII"); (vi) repealing domestic production activity deduction; and (vii) establishing new limitations on deductible interest expense and certain executive compensation.

ASC 740 requires companies to account for the tax effects of changes in income tax rates and laws in the period in which legislation is enacted (December 22, 2017). ASC 740 does not specifically address accounting and disclosure guidance in connection with the income tax effects of the TCJA.

The deferred tax balances as of December 31, 2020 and 2019 have been calculated based on the revised tax rates.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-   TAXES ON INCOME (Cont.)

The Group has completed the accounting for all the impacts of the TCJA. As part of finalizing the analysis, the Company’s U.S. subsidiary recorded adjustments that relate to the Transition Tax during 2018 and GILTI during 2020 in the total amounts of approximately $660 and $341, respectively.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was enacted in the U.S. in response to the COVID-19 pandemic. The CARES Act contains temporary taxpayer favorable provisions related to the use of net operating losses and the deductibility of interest expense, charitable contributions, and qualified improvement property. The Company does not expect to be materially impacted by the CARES Act.

c.	Net operating loss carryforward:

As of December 31, 2020, the Company has realized most of its carryforward tax losses in Israel, which can be offset against taxable income (except those stated in the merger agreement (see note 1d). As of December 31, 2020, the Company recorded a net deferred tax asset of $6,437 in respect of other temporary differences.

As of December 31, 2020, the Company’s Israeli subsidiaries have total available carryforward tax losses of approximately $81,500. The net operating losses may be claimed and offset against taxable income in the future for an indefinite period.

The Company’s U.S. subsidiary has total available carryforward tax losses of approximately $45,000 to offset against future U.S. federal taxable gains. These carryforward tax losses expire between 2021 and 2032. As of December 31, 2020, the Company’s U.S. subsidiary recorded a deferred tax asset of $5,411 in respect of such carryforward tax losses.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

d.	Income (loss) before taxes on income is comprised as follows:

	Year Ended December 31,
	2020	2019	2018

Domestic	$30,008	$(18,264)	$10,084
Foreign	6,639	6,949	6,503

	$36,647	$(11,315)	$16,587

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-   TAXES ON INCOME (Cont.)

e.	Taxes on income (tax benefits) are comprised as follows:

	Year Ended December 31,
	2020	2019	2018

Current taxes	$742	$990	$843
Deferred tax expense (income)	8,657	(16,282)	2,251

	$9,399	$(15,292)	$3,094

Domestic	$7,519	$(10,421)	$1,610
Foreign	1,880	(4,871)	1,484

	$9,399	$(15,292)	$3,094

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax liabilities and assets are as follows:

	December 31,
	2020	2019
Deferred tax assets:
Net operating loss carryforward	$26,506	$31,391
Reserves and allowances	10,861	12,588

Net deferred tax assets before valuation allowance	37,367	43,979
Less - valuation allowance	(25,286)	(23,513)

Deferred tax asset	$12,081	$20,466

Deferred tax liability	$(206)	$(139)

Deferred tax asset:
Domestic	6,643	13,863
Foreign	5,438	6,603

	$12,081	$20,466

Deferred tax liability:
Foreign	$(206)	$(139)

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

A reconciliation between the theoretical tax expense (benefit), assuming all income is taxed at the Israeli statutory corporate tax rate applicable to the income of the Company, and the actual tax expense (benefit) as reported in the statement of operations is as follows:

	Year Ended December 31,
	2020	2019	2018

Income (loss) before taxes, as reported in the consolidated statements of operations	$36,647	$(11,315)	$16,587

Israeli statutory corporate tax rate	(*)11.5%	23.0%	23.0%

Theoretical tax expense (benefit) on the above amount at the Israeli statutory corporate tax rate	$4,215	$(2,602)	$3,815
Income tax at rate other than the Israeli statutory corporate tax rate	1,201	78	458
Non-deductible expenses, including share-based compensation expenses	405	693	384
Losses for which valuation allowance was utilized	(2,500)	(12,076)	(2,874)
Changes in exchange rates of subsidiaries	(1,324)	(1,455)	1,388
Impact of rate change	6,931	—	—
Unrecognized tax benefits	—	—	(386)
Impact of TCJA in the U.S.	—	—	271
Other	471	70	38

Actual tax expense (benefit)	$9,399	$(15,292)	$3,094

(*) The revised Israeli tax in accordance with the Company’s PTE effective tax rate

h.	Tax assessments:

The statute of limitations related to tax returns of the Company for all tax years up to and including 2015 has lapsed.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-   FINANCIAL INCOME (EXPENSES), NET

	Year Ended December 31,
	2020	2019	2018

Financial expenses:
Interest	$(657)	$(198)	$(266)
Amortization of marketable securities premiums and accretion of discounts, net	(172)	(80)	(353)
Exchange rate differences	(1,975)	(2,171)	(318)
Other	(171)	(322)	(265)

	(2,975)	(2,771)	(1,202)
Financial income:
Gain related to non-hedging derivative instruments	17	—	305
Interest and other	1,255	1,010	1,125

	1,272	1,010	1,430

	$(1,703)	$(1,761)	$228

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-   EARNINGS PER SHARE

	Year Ended December 31,
	2020	2019	2018
Numerator:
Net income	$27,248	$3,977	$13,493

Denominator:
Denominator for basic earnings per share - weighted average number of ordinary shares, net of treasury stock	31,440,093	29,251,888	28,928,060
Effect of dilutive securities:
Employee stock options, warrants and RSUs	1,475,590	1,548,016	1,291,746

Denominator for diluted earnings per share - adjusted weighted average number of shares	32,915,683	30,799,904	30,219,806

NOTE 16:-   GEOGRAPHIC INFORMATION

Summary information about geographic areas:

The Group manages its business on a basis of one reportable segment (see Note 1 for a brief description of the Group’s business). The data is presented in accordance with ASC 280, "Segment Reporting". Revenues in the table below are attributed to geographical areas. based on the location of the end customers.

The following presents total revenues for the years ended December 31, 2020, 2019 and 2018 and long-lived assets as of December 31, 2020, 2019 and 2018.

	Year Ended and as of December 31,
	2020		2019		2018
		Long-		Long-		Long-
	Total	lived	Total	lived	Total	lived
	revenues	assets	revenues	assets	revenues	assets

Americas, principally the United States	$103,190	$4,310	$97,453	$4,740	$86,636	$219
Europe	75,490	403	72,956	424	59,193	109
Far East	36,083	768	27,233	480	25,887	70
Israel	6,011	25,111	2,645	29,337	4,507	4,720

	$220,774	$30,592	$200,287	$34,981	$176,223	$5,118

The Group has derived approximately 40% of its revenues for the year ended December 31, 2020 from sales in the United States.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:-   DERIVATIVE INSTRUMENTS

The Group enters into hedging transactions with a major financial institution, using derivative instruments, primarily forward contracts and options to purchase and sell foreign currencies, in order to reduce the net currency exposure associated with anticipated expenses (primarily salaries and rent expenses) in currencies other than the dollar. The Group currently hedges such future exposures for a maximum period of one year. However, the Group may choose not to hedge certain foreign currency exchange exposures for a variety of reasons, including but not limited to immateriality, accounting considerations and the prohibitive economic cost of hedging particular exposures. There can be no assurance the hedges will offset more than a portion of the financial impact resulting from movements in foreign currency exchange rates.

The Group records all derivatives in the consolidated balance sheet at fair value. The effective portions of cash flow hedges are recorded in other comprehensive income until the hedged item is recognized in earnings. The ineffective portions of cash flow hedges are adjusted to fair value through earnings in financial income or expense.

As of December 31, 2020, the Group had a net deferred gain associated with cash flow hedges of $1,319 recorded in other comprehensive income (loss). As of December 31, 2019, the Group had unrealized gain of $244 associated with cash flow hedges that was recorded in other comprehensive income (loss).

As of December 31, 2020, the Group had outstanding forward and options collar (cylinder) contracts in the amount of $10,500 which were designated as payroll and rent hedging contracts. As of December 31, 2019, the Group had no outstanding forward and options collar (cylinder) contracts which were designated as payroll and rent hedging contracts. In addition, as of December 31, 2020, the Group had $3,500 outstanding forward contracts which are not designated as hedging contracts.

The fair value of the Group's outstanding derivative instruments and the effect of derivative instruments in cash flow hedging relationship on other comprehensive income for the years ended December 31, 2020 and December 31, 2019 are summarized below:

Foreign exchange forward		December 31,	December 31,
and options contracts	Balance sheet	2020	2019
		Audited	Audited
Fair value of foreign exchange forward and options collar (cylinder) contracts	"Other receivables and prepaid expenses"	$1,489	$—

Gains recognized in other comprehensive income (effective portion)	"Other comprehensive income (loss)"	$1,319	$244

The effect of derivative instruments in cash flow hedging relationship on income for the years ended December 31, 2020 and 2019 is summarized below:

		Year Ended
Foreign exchange forward	Comprehensive	December 31,
and options contracts	Income (loss)	2020	2019

Comprehensive income (loss) from derivatives before reclassifications	"Other comprehensive income (loss)"	$3,445	$535

Income (loss) reclassified from accumulated other comprehensive income (loss) (effective portion)	"Operating expenses (income)"	$(2,126)	$(291)

NOTE 18:-   SUBSEQUENT EVENT

On February 4, 2021, the Company declared a cash dividend of $0.16 per share. The dividend, in the aggregate amount of approximately $5.3 million, was paid on March 4, 2021 to all of the Company’s shareholders of record on February 18, 2021.