Form 20-F
period 2021-12-31
AUDIOCODES LTD
filed 2022-04-28
CIK 1086434

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

As of December 31, 2021, the Registrant had outstanding 32,498,215 Ordinary Shares, nominal value NIS 0.01 per share.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

PART I

Unless the context otherwise requires, “AudioCodes,” “us,” “we” and “our” refer to AudioCodes Ltd. and its subsidiaries. Unless otherwise indicated in this Annual Report, all currency references are to U.S. dollars, or dollars.

ITEM 1.         IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.        KEY INFORMATION

A.[RESERVED]
B.CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.RISK FACTORS

We are subject to various risks and uncertainties. Many of the risks summarized and then discussed in greater detail below relate principally to our business, strategy and the industry in which we operate. Other risks relate principally to financial and economic concerns, our operations in Israel, legal, regulatory and tax considerations and ownership of our ordinary shares. We believe that the occurrence of anyone, or some combination, of the following factors could have a material and adverse effect on our business, financial condition, cash flows and results of operations.

Summary of Risk Factors

The following is a summary of some of the principal risks we face. The list below is not exhaustive and, therefore, investors should read this “Risk Factors” section in its entirety.

●	The COVID-19 pandemic has adversely affected, and uncertainty concerning the future outlook of the pandemic and its ongoing effects may continue to adversely affect, our business and operating results;
●	Our business will be harmed if Microsoft or our other contact center, unified communications and ALL-IP project partners abandon or fail to achieve the expected growth of solutions compatible with our products or if we are unable or unwilling to change our products when and as may be required in order to remain a certified partner;
●	If our new products fail to generate anticipated demand, we will realize a lower-than-expected return from our investment in research and development;
●	Rapid technological development in the communications equipment market necessitates that we effectively manage transition to the next generation of our products;
●	The ongoing transition to the use of cloud-based software creates challenges for us because some of our products are intended for on-premises use;
●	The increased adoption of IP networks may adversely affect the demand for media gateway products;
●	New industry standards, the modification of our products to meet additional existing standards or the addition of features to our products may delay the introduction of our products or increase our costs;
●	Because we sell most of our products and services to customers who function as intermediaries, such as original equipment manufacturers, or OEMs, network equipment providers, or NEPs, system integrators, carriers/service providers, resellers and distributors, rather than directly to end-users, we are heavily reliant on such intermediaries and have less control over the ultimate selection of products by end-users;
●	The markets we serve are highly competitive;
●	We rely on (i) third-party subcontractors to assemble, and original design manufacturers, or ODMs, to design and manufacture, some of our products, and (ii) third-party suppliers to provide us with key components on a timely basis;
●	We may need additional financing to operate or grow our business;
●	Uncertain economic conditions, macroeconomic changes and trade wars (such as the trade war between the U.S. and China) may adversely affect our business;
●	Political, economic and military conditions in Israel directly affect our operations and we are subject to specific risks, such as fluctuations in the value of the dollar against the NIS, and the conditions imposed on Israeli government grants for research and development expenditures;
●	We are subject to ongoing costs and risks associated with complying with changing laws and regulations in multiple jurisdictions, including with respect to protection of our intellectual property, privacy, the use of environmentally friendly materials in our products, electronic equipment waste disposal and encryption technology;
●	We have a significant presence in international markets and plan to continue to expand our international operations, which exposes us to a number of risks that could affect our future growth;

●	There are significant shortages of critical components that we utilize and therefore, we may not be able to manufacture sufficient quantities to keep up with market demand; and
●	Our wage-related expenses in Israel have increased exponentially as a result of (i) the unusually strong New Israeli Shekel, or the NIS, compared to other currencies and (ii) the ongoing shortage of skilled research and development, or R&D, employees in Israel, which is causing heightened competition to recruit new employees.

Risks Related to Our Business, Strategy and Industry

The COVID-19 pandemic has adversely affected, and uncertainty concerning the future outlook of the pandemic and its ongoing effects may continue to adversely affect, our business and operating results.

The spread of COVID-19, including its highly contagious variants and sub-lineages, continues to present significant challenges and risks to businesses around the world. Governmental authorities of many countries, including Israel and the United States, have implemented, and may continue to implement, significant measures to control the spread of COVID-19, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of businesses. In response to the COVID-19 pandemic, we previously implemented remote working and workplace protocols for our employees in Israel in accordance with Israeli Ministry of Health requirements and similar arrangements in other countries in which we operate.

The COVID-19 pandemic has disrupted supply chains and affected production and sales across a range of industries, including the industry in which we operate. Given that some of our materials and products are sourced from suppliers located in China, we manufacture most of our products in China and we have more than 50 employees in China. We previously experienced delays in the manufacturing of our hardware products during the middle of the first quarter of 2020. Although we were able to ship all of our products as planned during that quarter, the COVID-19 pandemic has caused, and may continue to cause, disruptions and/or delays in our supply chain, manufacturing and shipments. While we have previously managed, and will continue to actively manage, the business in an attempt to mitigate the impacts of the COVID-19 pandemic, we cannot at this time estimate the duration or full magnitude that the COVID-19 pandemic will have on our business, results of operations and financial condition.

Governmental reactions to the COVID-19 pandemic, lockdowns, including shelter-in-place orders, and social distancing policies adopted by governments worldwide to manage the COVID-19 pandemic led to an acceleration in the adoption of work from home (Work from Home or WFH) policies and technologies, a global trend that had already been gaining momentum in the past few years. To ensure business continuity, companies and contact centers were compelled to transition their employees quickly from a physical office to a Work from Home environment. This in turn led to increased demand for UCaaS and video conferencing solutions, such as Microsoft Teams and Zoom, as well as Work from Home agent solutions for contact centers. As a result of these recent trends, we have experienced an increased demand for our related products and solutions.

In response to such increased demand, we previously launched Work from Home promotions and solutions aimed at helping companies offer reliable and high-quality voice communications for Work from Home employees and contact center agents. Businesses that previously were unable to transition to WFH, or faced challenges in their implementation of WFH arrangements due to aging or inappropriate communications solutions, have begun, and will likely continue, to adopt policies and technologies to better prepare them for future foreseeable and unforeseeable events that prevent employees from working in a physical on-site office, a trend which has provided a direct benefit to our business. We also believe that more businesses may ultimately decide to transition to WFH, either fully or partially, as a continuing alternative to the manner in which they conducted their operations before the COVID-19 pandemic.

The ongoing developments and fluidity of the COVID-19 pandemic, and its material and adverse impact on the global economy at large, has restricted our ability to definitively predict how the COVID-19 pandemic will impact our business and operations in the near- and long-term. The latest governmental responses to the COVID-19 pandemic, as well as alterations and extensions of such approaches, could continue to result in volatile and uncertain economic conditions. The extent of the impact of the COVID-19 pandemic on our business and results of operations will depend on future developments, which are highly uncertain at this time. Such developments include, but are not limited to, the duration and severity, and the effects of subsequent waves and variants, of COVID-19 across the globe, the timing, pace and effectiveness of vaccination rollouts in the countries in which we operate, delays and impediments to our supply chain and ability to continue to manufacture products, and ongoing restrictions on our business and personnel that may be implemented by governmental rules and regulations in an attempt to prevent the spread of COVID-19 and its highly contagious and new variants.

To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our ability to comply with the covenants contained in the agreements that govern our indebtedness or our ability to access additional capital should the need arise.

We have invested significant resources in developing products compatible with Microsoft Skype for Business, Microsoft Teams and related solutions of our other partners. If Microsoft or our other contact center, unified communications and ALL-IP project partners, such as Genesys, Zoom, Avaya or the BroadSoft division of Cisco, abandon their solutions compatible with our products, decide to promote products of our competitors instead of our own products (including as a result of acquiring one of our competitors), become unwilling to continue to recognize AudioCodes as a partner or fail to achieve the expected growth of solutions compatible with our products, our results of operations will be adversely affected.

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

Similarly, we have invested in the development of products and capabilities and achieving certifications for the solutions of other partners of ours, such as Genesys and Avaya contact centers, Zoom phone or BroadSoft’s BroadWorks and BroadCloud (acquired by Cisco). If those partners decide to promote products of our competitors instead of our products, are unwilling to continue to recognize AudioCodes as a partner or fail to achieve the expected growth of solutions compatible with our products, our results of operations may be adversely affected.

If new products we introduce or expect to introduce in the future fail to generate the level of demand we anticipated, we will realize a lower-than-expected return from our investment in research and development with respect to those products, and our results of operations may suffer.

Our success is dependent, in part, on the willingness of our customers to transition or migrate to new products, such as our (i) expanded offering of cloud session border controller products, (ii) multi-service business routers, or MSBRs, (iii) IP phones and meeting room solutions, (iv) management, (v) analytics and Voice.AI software solutions and value-added application products, (vi) services or (vii) expected future products. We continually evaluate and assess changing market demands and customer requirements in order to develop and introduce new products, features and applications to meet changing demands and requirements. We need to interpret market trends and the advancement of technology in order to successfully develop and introduce new products, features and applications. If potential customers defer transition or migration to new products, our return on our investment in research and development with respect to products recently introduced or expected to be introduced in the near future will be lower than we originally anticipated and our results of operations may suffer.

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

Recently, our partners have started adopting cloud-based architecture or cloud-based software as a service, or SaaS, models. For example, Microsoft offers a cloud-based alternative to Skype for Business and Teams and has encouraged business customers to use that model instead of an on-premises alternative. Moreover, the successor for Skype for Business is Teams, which by definition is cloud-based only. Many of our products are intended for on-premises use with cloud architecture, but in some scenarios, cloud architecture introduces an alternative to on-premises use. Currently, our revenue is generated primarily from on-premises deployments. The transition to cloud-based delivery impacts the architecture and role of our products in the overall solution. We may not succeed in transitioning in time or at all to the new cloud-based technologies, products, solutions and services adopted by our partners and their customers. We may not succeed in aligning our solutions with our partners’ solutions and be unable to bring sufficient value to them or their end customers. Our inability to adapt to the ongoing transition to the use of cloud-based software could have an adverse effect on us. Furthermore, SaaS pay-per-use licensing models may have an adverse effect on our short-term revenue recognition.

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

Our OEM customers, potential customers or partners may develop or prefer to develop their own technical solutions, use their own internal resources as an alternative to our technical services, or purchase third party technology or services as an alternative to our technical services, and as a result, may not buy our products.

We sell our products as components or building blocks to some potential customers, such as large OEMs, NEPs, enterprises and carriers. These customers incorporate our products into their product offerings, usually in conjunction with value-added services of their own or of third parties. These potential customers may prefer to develop their own technology or purchase third party technology. They could also manufacture their own components or building blocks that are similar to the ones we offer. Large customers have already committed significant resources in developing integrated product offerings. Customers may decide that this gives them better profitability and/or greater control over supplies, specifications and performance. Customers may therefore not buy components or products from an external manufacturer such as us. This could have an adverse impact on our ability to sell our products and, as a result, may reduce our revenues.

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

Generally, our customers are OEMs, NEPs, system integrators, carriers/service providers and distributors, rather than the end-users of equipment that we supply. These customers usually purchase equipment from several suppliers and may be trying to fulfill their end-user customers’ specific technical specifications. We rely heavily on these customers for sales of our products and to inform us about market trends and the needs of their end-user customers. We cannot be certain that this information is accurate. If the information we receive is not accurate, we may be manufacturing products for which no customer demand exists or fail to manufacture products that end-users want. Because we sell most of our products to customers who function as intermediaries rather than directly to end-users, we are heavily reliant on such intermediaries and have less control over the ultimate selection of products by end-users.

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

Our competitors in the area of enterprise session border controllers include, among others, Oracle, Ribbon Communications, Metaswitch (previously acquired by Microsoft), TE-Systems and Ingate.

Our competitors in the area of low and mid-density digital gateways include, among others, Ribbon Communications, Cisco, Dialogic, NewRock, Patton, Ferrari and Sangoma.

Our competitors in the area of multi-service business routers include, among others, Cisco, Juniper, Adtran, One-Access (previously acquired by Ekinops), Patton, Huawei, HP/3COM and Alcatel-Lucent.

Our competitors in the area of call recording include, among others, Verint, NICE, ACS, Red Box, Teleware and Dubber.

Our competitors in the area of applications leveraging speech recognition and conversational AI technology include, among others, Twilio, Nuance (which was recently acquired by Microsoft) and IBM, as well as Contact Center vendors (including Genesys and Avaya). Some public cloud providers offer technology and services that partially overlap with ours and several smaller start-up companies are also developing competing solutions.

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

In the future, we may also develop and introduce other products or services with new or additional telecommunications capabilities or services. As a result, we may compete directly with voice over-IP, or VoIP, companies, system integrators, value-added resellers, or VARs, and other telecommunications infrastructure and solution providers, some of which may be our current customers. Additional competitors may include companies that currently provide communication software products and services. The ability of some of our competitors to bundle other enhanced services or complete solutions with VoIP products could give these competitors an advantage over us.

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

Selling directly to end-users and VARs may adversely affect our relationship with our current third-party distributors upon whom we expect to continue to rely for a significant portion of our sales. Loss of third-party distributors and OEMs, or a decreased commitment by them to sell our products as a result of direct sales by us, could adversely affect our sales and results of operations.

We rely on third-party subcontractors to assemble and ODMs to design and manufacture some of our products, and therefore do not directly control manufacturing costs, product delivery schedules or manufacturing quality.

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

In addition, we have engaged several ODMs based in Asia to design and manufacture some of our products and may engage additional ODMs in the future. Any problems that occur and persist in connection with the delivery, quality, cost of the assembly or testing of our products, as well as the termination of our commercial relationship with an ODM or the discontinuance of the manufacturing of the respective products could have a material adverse effect on our business, financial condition and results of operations.

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

In 2021, 2020 and 2019, sales to Westcon Group, our largest customer in 2021, accounted for approximately 15.4%, 13.0% and 13.5%, respectively, of our total revenues, and sales to ScanSource Communications Group accounted for approximately 10.9%, 13.5% and 16.0%, respectively, of our total revenues. Both ScanSource and Westcon act as distributors or perform order fulfillment for smaller orders from other customers and do not purchase products for internal use. If we lose a large customer, or if purchases made by such customers are significantly reduced, or if a large customer fails to pay for the products it purchases from us, our revenues and results of operations could be adversely affected.

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

In recent years we have invested heavily in our product offerings that meet the requirements of the Microsoft Skype for Business and Microsoft Teams ecosystems. The nature of this Microsoft solution is undergoing major change and, as part of this change, we are witnessing a shift from on-premises solutions to cloud-based or hybrid on-premises and cloud-based solutions. This directly impacts the suitability of our products to end-users and impacts end-user demand for products in a changing technical environment. In 2018, Cisco completed the acquisition of BroadSoft. This acquisition has impacted BroadSoft’s directions and future developments, and, as a result, our investment in compatibility with the BroadSoft BroadWorks and BroadCloud solutions. These changes have affected, and may continue to affect, the revenues we derive from selling into BroadSoft/Cisco solutions. Genesys, a long-term partner of ours, is also in the process of shifting from on-premises solutions to cloud-based or hybrid on-premises and cloud-based solutions, with potential impact on the suitability and demand of our products in Genesys contact center deployments. We have little control and influence over the third parties with who we engage, and therefore, any alterations or changes made by such third-party partners can negatively impact the results of our operations on reasonably short notice. We may be unable to recover or adapt to such changes.

Growing emphasis by the investment community and other stakeholders on environmental, social and governance-related matters could impact our business and operations.

As members of the investment community have recently began to heavily factor in a company’s commitment to environmental, social and governance, or ESG, -related initiatives and sustainability performance as part of their overall investment thesis and strategy, such investors could elect to eventually forego their investment in us to the extent we fail to satisfy such metrics. Moreover, the increased focus by investors, regulators and other stakeholders on ESG-related practices and disclosures has created, and will likely create for the foreseeable future, increased pressure regarding the enhancement of, and modification to, our disclosure and governance practices. As a result of the foregoing, we currently face, and are likely to continue to face, increasing pressure regarding our ESG-related disclosures, practices, initiatives and sustainability performance in the near- and long-term.

Financial and Economic Risks

High rates of global inflation and the occurrence of a recession could have a material and adverse impact on our business, results of operations and financial condition.

During 2021, the global markets experienced, and continue to experience, higher rates of inflation as a result of several market factors. As a result of these inflationary pressures, governments in many countries have implemented tight monetary policies, which could slow the growth rate of local economies and restrict the availability of credit. To the extent the current rates of inflation and shifts in fiscal and monetary policy result in slower growth or a recession, it could have a material and adverse effect on the demand for our products and services and, in the process, our business, results of operations and financial condition as a whole. Moreover, in the event that a global recession were to occur, it could adversely impact the critical counterparties that we engage, including in the form of a decrease in the products and services they seek to obtain from us.

Our customers may require us to produce products or systems to hold in inventory in order to meet their “just in time,” or short lead time, delivery requirements. If we are unable to sell this inventory on a timely basis, we could incur charges for excess and obsolete inventory which would adversely affect our results of operations.

Our customers expect us to maintain an inventory of products available for purchase off the shelf subsequent to the initial sales cycle for these products. This may require us to incur the costs of manufacturing inventory without having a purchase order for the products. The VoIP industry is subject to rapid technological change and volatile customer demands, which result in a short product commercial life before a product becomes obsolete. If we are unable to sell products that are produced to hold in inventory, we will need to write off all or a part of the inventory value of these products. Write-offs could adversely affect our operating results and financial condition. We wrote off inventory in an aggregate amount of $1.7 million in 2021, $4.2 million in 2020 and $4.5 million in 2019. We have incurred write-offs as a result of slow-moving items, excess inventories, discontinued products and products with net realizable value lower than cost.

The right of our customers to return products and their right to exchange products may affect our ability to recognize revenues, which could adversely affect the results of our operations.

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

We may need additional financing to operate or grow our business. We may not be able to raise additional financing for our capital needs on favorable terms, or at all, which could limit our ability to expand and to continue our long-term expansion plans.

We may need additional financing to operate our business, continue our longer-term expansion plans or acquire other businesses. To the extent that we cannot fund our activities and acquisitions through our existing cash resources and any cash we generate from operations, we may need to raise equity or debt funds through additional public or private financings. We cannot be certain that we will be able to obtain additional financing on commercially reasonable terms, or at all. This could inhibit our growth, increase our financing costs or cause us severe financial difficulties.

We have a limited order backlog and, therefore, if revenue levels for any quarter fall below our expectations, our results of operations will be adversely affected.

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

Our gross margin could be negatively impacted by amortization expenses in connection with acquisitions, increased manufacturing costs and other factors, any of which could adversely affect our results of operations.

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

Although we have operations throughout the world, the majority of our revenues and our operating costs in 2021 were denominated in, or linked to, the dollar. Accordingly, we consider the dollar to be our functional currency. However, a significant portion of our operating costs in 2021 were incurred in the NIS. During 2021, the NIS appreciated against the dollar, which resulted in an increase in the dollar cost of our operations in Israel. As a result of this differential, from time to time we may experience increases in the costs of our operations outside the United States, as expressed in dollars. If there is a significant increase in our expenses, we may be required to increase the prices of our products and may be less competitive. Currently, our international sales are denominated primarily in dollars. Therefore, any devaluation in the local currencies of our customers relative to the dollar could cause customers to decrease or cancel orders or default on payment.

Our sales to European customers denominated in Euros are increasing. Sales denominated in Euros could make our revenues subject to fluctuation in the Euro/dollar exchange rate. If the dollar appreciates against the Euro, we may be required to increase the prices of our products that are denominated in Euros. In 2020, the Euro depreciated against the dollar, which resulted in an increase in the prices of our products that are denominated in Euros.

The ongoing conflict in Ukraine, including the expansion or exacerbation of such conflict, and the actions undertaken by western nations (and their allies) in response to Russia’s actions, has resulted, and could continue to result in, significant impacts on the global markets for the foreseeable future.

In February 2022, Russia launched a large-scale invasion of Ukraine, and, as of the date of this Annual Report, Russia and Ukraine continue to engage in active and armed conflict. Such conflict has resulted, and will likely continue to result in, significant destruction of Ukraine’s infrastructure and substantial casualties amongst military personnel and civilians. As a result of Russia’s invasion of Ukraine, the governments of several nations have implemented commercial and economic sanctions against Russia (as well as certain banks, companies, government officials, and other individuals in Russia and Belarus). In March 2022, Israel’s Foreign Minister Mr. Yair Lapid indicated that Israel would not function as a route to bypass sanctions imposed on Russia by the United States and other western countries, and Israeli banks have elected to sever relationships with sanctioned Russian banks.

While it is not possible to predict or determine the ultimate consequences and impact of the conflict in Ukraine, such conflict could result in, among other things, significant regional instability and geopolitical shifts, and material and adverse effects on global macroeconomic conditions, financial markets, exchange rates and supply chains. To the extent negotiations between Russia and Ukraine are ultimately unsuccessful, the conflict in Ukraine could have a lasting impact in the near- and long-term on the financial condition, business and operations of our business (and the businesses of the counterparties with who we engage), and the global economy at large.

Macroeconomic changes, including political disturbances, geopolitical instability and trade wars, may adversely impact our business and operations.

Changes in regional and global politics are leading to changes in the globalization and harmonization trends that prevailed in recent decades. Threats of trade barriers, customs and duties and other political considerations, including mass strikes, wars, escalating or outbreak of armed hostilities, and other crises, are causing instability in the accepted world order and the stability of financial markets. This may impact both our ability to manufacture and sell our products and services which would affect our results of our operations and may also affect the price of our ordinary shares. Our business and operations are subject to uncertain macroeconomic changes, any of which could result in suspended operations, business interruptions, and impediments to our business. Moreover, we are subject to risks of hostilities, confiscation, deprivation of assets or military action that may directly or indirectly impact our operations, assets or financial performance in the areas where we operate. Most recently, for example, the conflict in Ukraine has resulted in, among other things, significant regional instability and geopolitical shifts, and material and adverse effects on global macroeconomic conditions, financial markets, exchange rates and supply chains. It is not possible at this time to predict or determine the ultimate consequences of the conflict in Ukraine, which could include, among other things, greater regional instability, geopolitical shifts and other material and adverse effects on macroeconomic conditions, currency exchange rates, supply chains and financial markets.

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

Any shortages in, or increased costs of, semiconductors could adversely impact our business and financial condition, including in the form of reduced revenues.

Since the onset of COVID-19, the semiconductor industry has experienced, and continues to experience, significant shortages in capacity, which has resulted in the elongation of the lead time required to produce semiconductors. Given that semiconductors are a key component in our business, the inability to receive sufficient amounts of semiconductors on an expedited basis could impact our ability to deliver our products and services to third parties on a timely basis. In the event that the capacity shortage in the semiconductor industry continues for an extended period of time in the future, it could, among other things, have a material and adverse impact on  (i) our manufacturing capabilities, (ii) our customer relationships, (iii) demand for our products and services and (iv) revenue and results of operations more generally. In the event that the semiconductor shortage improves in the near-term, such industry is historically cyclical and is characterized by rapid and recurring changes in technology, price erosion, short product life cycles, fluctuations in supply and demand, and product obsolescence. Therefore, another material shortage could occur in the future. Given the uncertainty surrounding the COVID-19 pandemic and other macroeconomic conditions, we are not able at this time to estimate the ultimate long-term impact that the shortage of semiconductors will have on our business.

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

We generate most of our revenues in dollars and, in 2021, a significant portion of our expenses, primarily salaries, related personnel expenses and the leases of our buildings in Israel, were incurred in NIS. We anticipate that a significant portion of our expenses will continue to be denominated in NIS.

Our NIS related costs, as expressed in dollars, are influenced by the exchange rate between the dollar and the NIS. During 2021, 2020 and 2019, the NIS appreciated against the dollar, which resulted in an increase in the dollar cost of our operations in Israel. To the extent the dollar weakens against the NIS, we could experience an increase in the cost of our operations, which are measured in dollars in our financial statements, which could adversely affect our results of operations. In addition, in periods in which the dollar appreciates against the NIS, we bear the risk that the rate of inflation in Israel will exceed the rate of such devaluation of the NIS in relation to the dollar or that the timing of such devaluations lags considerably behind inflation, which will increase our costs as expressed in dollars. For example, as a result of the unusually strong value of the NIS as compared to other currencies, our labor-related costs have increased exponentially from 2021 through the date of this Annual Report.

A decrease in value of the dollar in relation to the NIS could have the effect of increasing the cost in dollars of these expenses. Our dollar-measured results of operations were adversely affected in 2021 and 2020 when the NIS appreciated substantially against the dollar. This could happen again if the dollar were to decrease in value against the NIS.

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

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations have an impact on our profitability and period-to-period comparisons of our results of operations. For example, in 2021, the value of the dollar decreased in relation to the NIS by 3.3% and the inflation rate in Israel was 2.8%. In 2020, the value of the dollar decreased in relation to the NIS by 7.0% and the deflation rate in Israel was 0.7%. In 2019, the value of the dollar decreased in relation to the NIS by 7.8% and the inflation rate in Israel was 0.6%. Our results of operations may be adversely affected in case of a decrease in the value of the dollar to the NIS.

The government grants we have received for research and development expenditures limit our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties.

In connection with research and development grants we received from the Israel Innovation Authority, or the IIA, we must pay royalties to IIA on the revenue derived from the sale of products, technologies and services developed with the grants from IIA. The terms of IIA grants and the law pursuant to which grants are made restrict our ability to manufacture products or transfer technologies outside of Israel if IIA grants funded the development of the products or technology, without special approvals from IIA. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any up to six times of the amounts of grants that we received from the IIA plus interest, less any royalties that we already paid. These restrictions may limit our ability to enter into agreements for such transactions without IIA approval. We cannot be certain that any approval of IIA will be obtained on terms that are acceptable to us, or at all.

As of December 31, 2021, we have a contingent obligation to pay royalties in the amount of approximately $19.1 million, related to historical grants received by two of our subsidiaries.

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

Some of our operations use substances regulated under various federal, state, local and international laws governing the environment, including laws governing the management and disposal of waste with respect to electronic equipment. We could incur substantial costs, including fines and civil or criminal sanctions, if we were to violate or become liable under environmental laws or if our products become non-compliant with environmental laws. We also face increasing complexity in our product design and procurement operations as we adjust to new and future requirements relating to the materials that compose our products. The European Union, or the EU, has enacted the Waste Electrical and Electronic Equipment Directive which makes producers of electrical goods financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. Similar legislation has been or may be enacted in other jurisdictions, including the United States, Canada, Mexico, China and Japan.

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

Based on the composition of our gross income, the composition and value of our gross assets and the amounts of our liabilities for each taxable year from 2004 through 2021, we do not believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes during any of such tax years. There can be no assurance that we will not become a PFIC in the current tax year or any future tax year in which, for example, the value of our assets, as measured by the public market valuation of our ordinary shares, declines in relation to the value of our passive assets (generally, cash, cash equivalents and marketable securities). If we are a PFIC for any tax year, U.S. shareholders who own our ordinary shares during such year may be subject to increased U.S. federal income tax liabilities and reporting requirements for such year and succeeding years, even if we cease to be a PFIC in such succeeding years. A U.S. holder of our ordinary shares will be required to file an information return containing certain information required by the U.S. Internal Revenue Service for each year in which we are treated as a PFIC with respect to such holder.

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

As a foreign private issuer subject to U.S. federal securities laws, we spend a significant amount of management time and resources to comply with laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, regulations promulgated by the United States Securities and Exchange Commission, or the SEC, and Nasdaq listing rules. While we have developed and instituted corporate compliance programs and continue to update our programs in response to newly implemented or changing regulatory requirements, we cannot provide assurance that we are or will be in compliance with all potentially applicable corporate regulations. If we fail to comply with any of these regulations, we could be subject to a range of regulatory actions, fines or other sanctions or litigation. In connection with our compliance with the internal control provisions of Section 404 and the other applicable provisions of the Sarbanes-Oxley Act, our management and other personnel devote a substantial amount of time, and may need to hire additional accounting and financial staff, to assure that we comply with these requirements. The additional management attention and costs relating to compliance with the Sarbanes-Oxley Act, the Dodd-Frank Act and other corporate governance requirements could materially and adversely affect our financial results.

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

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Between January 1, 2016 and April 24, 2022, the trading price of our shares on Nasdaq has fluctuated from a low of $3.66 to a high of $44.94. The following factors may cause significant fluctuations in the market price of our ordinary shares:

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

Our ordinary shares are listed for trading on Nasdaq and on the Tel Aviv Stock Exchange Ltd., or the TASE. Trading in our ordinary shares on these markets is made in different currencies (dollars on Nasdaq and NIS on TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Actual trading volume on the TASE is generally lower than trading volume on Nasdaq, and as such could be subject to higher volatility. The trading prices of our ordinary shares on these two markets often differ resulting from the factors described above, as well as differences in exchange rates. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

There can be no assurance that we will continue to declare cash dividends or continue repurchases of our ordinary shares.

In July 2018, January and August 2019, February and August 2020, February and August 2021, and February 2022 our Board of Directors declared cash dividends on our ordinary shares. Prior to the declaration of these dividends, we had never declared a cash dividend. Under the Israeli Companies Law, 1999, or the Companies Law, we may pay dividends only out of our profits as determined for statutory purposes, unless court approval is granted for the payment of dividends despite the lack of statutory profits. Accordingly, the declaration and payment of future dividends is subject to the Board’s discretion and will be dependent upon future earnings, cash flows, the requirements of the Companies Law, the receipt of court approval, if required, and other factors. There can be no assurance that we will continue to declare cash dividends on our ordinary shares.

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

We have a worldwide sales, marketing and support infrastructure that is comprised of independent distributors and value added resellers, and our own personnel resulting in a sales, marketing and support presence in many countries, including markets in North America, Western and Eastern Europe, the Asia Pacific region and Latin America. We expect to continue to increase our sales headcount, our applications development headcount, our field support headcount, our marketing headcount and our engineering headcount and, in some cases, establish new relationships with distributors, particularly in markets where we currently do not have a sales or customer support presence. As we continue to expand our international sales and operations, we are subject to a number of risks, including the following:

●	greater difficulty in enforcing contracts and accounts receivable collection, as well as longer collection periods;
●	increased expenses incurred in establishing and maintaining office space and equipment for our international operations;
●	fluctuations in exchange rates between the dollar and foreign currencies in markets where we do business;
●	greater difficulty in recruiting local experienced personnel, and the costs and expenses associated with such activities;
●	general economic and political conditions in these foreign markets (for example changes in oil prices and the global economy have affected growth and ultimately the demand for our products in China);
●	economic uncertainty around the world;

●	management communication and integration problems resulting from cultural and geographic dispersion;
●	risks associated with trade restrictions and foreign legal requirements (such as privacy and cyber security), including the importation, certification, and localization of our solutions required in foreign countries, such as high import taxes in Brazil and other Latin American markets where we sell our products;
●	greater risk of unexpected changes in regulatory practices, tariffs, and tax laws and treaties;
●	the uncertainty of protection for intellectual property rights in some countries;
●	greater risk of a failure of employees to comply with both U.S. and foreign laws, including antitrust regulations, the U.S. Foreign Corrupt Practices Act, or the FCPA, and any trade regulations ensuring fair trade practices; and
●	heightened risk of unfair or corrupt business practices in certain regions and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements.

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

The success of our business also depends upon our continuing ability to attract and retain other highly-qualified management, technical, sales and marketing personnel. We require highly-qualified technical personnel who are capable of developing technologies and products and providing the technical support required by our customers. We experience competitive pressure with respect to retaining and hiring employees in the high technology sector in Israel. In 2021 and continuing into 2022, Israel has faced a shortage of qualified technical personnel with the requisite experience in the industry in which we operate. Specifically, there has been a notable shortage of engineers who are familiar with the intricacies and bespoke aspects of our products and services. If we fail to hire and retain skilled employees, our business may be adversely affected, including our ability to deliver products and services on a timely basis. Moreover, to the extent we are able to successfully recruit and retain additional technical personnel, we may be required to incur significant costs due to steep salary increases. Given the substantial demand for such services, we may be unsuccessful in attracting and retaining an adequate number of technical personnel to support our current operations and the potential expansion of our business.

Rising wages and other labor-related costs could materially and adversely affect our business.

The ability to execute our strategic plans is highly dependent on our ability to promote, retain and recruit a sufficient number of qualified personnel. Given the competition for qualified talent and rising wages in the technology industry in Israel, we face significant challenges in finding, hiring and retaining qualified and highly-trained personnel. The tight labor market has resulted in higher labor-related costs, increased attrition rates and fundamental changes in the labor market and expectations of employees. In particular, our desire to hire superior talent may require us to pay higher wages and provide enhanced benefits, which could cause us to incur higher labor-related costs as compared to our competitors. We expect wages to continue to rise in Israel in the near-term, which will continue to impact our overall financial condition, cash flows and operations. We cannot be assured that we will be successful in hiring, retaining, training and promoting our personnel at current wage rates given that we are currently operating in a highly competitive labor market and further increases in market compensation could adversely impact our business.

A data security or privacy breach could adversely affect our business and services.

The protection of customer, employee and company data is critical to our business and operations. Customers and other stakeholders have a high expectation that we will adequately protect and safeguard their personal data or other information from cyberattack or other security breaches. We rely on the information technology system that we manage, and those that are managed by third parties with who we engage, to conduct our business and operations, and these systems are subject to cybersecurity risks, potential attacks and breaches due to human error. Moreover, given the nature of cyberattacks, breaches and infiltration of our internal systems (or the systems of the third parties with who we engage) could go unnoticed for extended periods of time and materially disrupt our operations, which could result in a material loss of revenue, substantial downtime and loss of critical information and data. We may incur higher costs in order to remediate or correct the effect of any such incidents. Likewise, because the methods used to obtain unauthorized access change frequently and may not be immediately detected, we may be unable to anticipate these methods or promptly implement preventative measures. Any such access, disclosure or other loss of information could therefore result in legal claims or proceedings, liability under laws that protect the privacy of personal information, disrupt our operations and the services we provide to customers and damage our reputation, which could adversely affect our business, revenues and competitive position. In addition to taking the necessary precautions ourselves, we require that third-party service providers implement reasonable security measures to protect our customers’ identity and privacy. We do not, however, control these third-party service providers and cannot guarantee that no electronic or physical computer break-ins and security breaches will occur in the future.

Furthermore, a breach of customer, employee, or company data could also significantly damage our reputation and result in lost sales, fines, or lawsuits. Despite our security measures, our information technology and infrastructure, and/or our products may be vulnerable to attacks by hackers or breaches due to employee error, malfeasance or other disruptions. Any such breach or attack could compromise our networks, or customer networks in whole or in part, and the information stored there could be accessed, publicly disclosed, lost or stolen.

Certain macroeconomic and geopolitical conditions, which are outside of our control, may also make us more susceptible to a cybersecurity attack. For example, growing tensions between Russia and several western nations (and their respective allies) in connection with Russia’s invasion of Ukraine, in February 2022, could result in retaliatory actions being undertaken by supporters of Russia, including in the form of espionage, phishing campaigns and other forms of cyber-attacks. Moreover, pro-Russian ransomware cybercriminals and gangs have recently publicly threatened to augment their hacking efforts in response to the implementation of sanctions and other responsive actions taken by western countries (and their allies). Increasing costs associated with information security, such as increased investment in technology, the cost of compliance and costs resulting from consumer fraud could cause our business and results of operations to suffer materially.

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

AudioCodes Ltd. was incorporated in 1992 under the laws of the State of Israel. We initially concentrated on low-bit-rate speech compression technology, later moving into voice over packet, or VoP, chips, VoIP communication modules, blades and boards. In 2001, we released an analog media gateway based on blade and chip technologies. This was followed by a family of VoIP media gateways combining analog and digital telephony interfaces. We then began developing high density VoIP media gateways and media servers. As the decade progressed, we expanded our product portfolio with session border controllers (2006), multi-service business routers and gateways (2008) and IP phones (2011).

Over the last decade, AudioCodes developed a range of software-based voice productivity solutions through our Voice.AI business line. These include the Voca range of conversational artificial intelligence, or AI, related solutions that incorporate voice recognition, AI and machine learning technologies, SmartTAP 360° Live, an intelligent, secure enterprise compliance recording solution and Meeting Insights, an innovative tool for easily capturing and organizing all meeting-generated content. Most recently, we introduced Voice.AI Connect, a cloud-based solution that simplifies the integration of any cognitive voice service and bot framework with any voice or telephony channel to deliver an enhanced customer service experience.

The advent of communications products running as software in virtualized environments or in the cloud required us to adapt our VoIP and digital signal processing, or DSP, technologies – including media processing, call signaling and management suite – to run on COTS servers and become cloud-friendly and elastic, while maintaining the real-time characteristics needed for voice communications. In line with this trend, we adapted many of our products to the virtualized datacenters and cloud, including Mediant session border controllers, or SBCs, and management applications, allowing for rapid deployment and true elasticity in private and public clouds.

In addition to SBCs and Voice.AI solutions, our varied software offerings include the One Voice Operations Center, or OVOC, for network and device configuration, monitoring and management, the Device Manager for administering business phones and meeting room solutions, and the AudioCodes Routing Manager, or ARM, for handling call routing in complex VoIP networks. In addition, the User Management Pack™ 365 simplifies user lifecycle and identity management across Microsoft Teams and Skype for Business deployments.

Today, we supply end-to-end solutions for the enterprise, contact center and service provider markets, with a strong focus on accelerating the voice-enablement of Microsoft Teams. These solutions include AudioCodes Live for Microsoft Teams, a flexible portfolio of fully managed services for simplifying Teams adoption.

Acquisitions have played a key role in our development and growth strategy. For example, in 2004 we entered the field of call recording when we acquired Ai-Logix, a leading provider of advanced voice recording technology and integration cards for the call recording and voice/data logging industries. In 2015, we acquired Active Communications Europe to further strengthen our ability to provide advanced software solutions for the then emerging Microsoft Skype for Business online application, including CloudBond 365 and User Management Pack™ 365. In 2021, we acquired Callverso Ltd. a company with conversational AI solutions. Callverso was subsequently merged into AudioCodes.

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

MAJOR DEVELOPMENTS SINCE JANUARY 1, 2021

AudioCodes Live Offerings for Microsoft Teams

During 2021, we expanded our AudioCodes Live for Microsoft Teams portfolio of managed services aimed at removing the complexity involved in integrating Microsoft Teams collaboration, unified communications, or UC, and enterprise telephony. We offer AudioCodes Live services on a monthly subscription basis with minimal upfront costs, enabling customers to benefit from Teams collaboration and voice services without having to make significant capital investments.

The AudioCodes Live for Microsoft Teams portfolio includes three offerings for enterprise customers:

●	Live Teams Essentials: Teams Direct Routing connectivity delivered as a service.
●	Live Teams Pro: extended the Live Team Essentials offering to include tenant onboarding and management with periodic reporting and a self-service portal to easily manage on-boarding, user moves/adds/changes/deletions, or MACD, and device management.
●	Live Teams Premium: a fully managed service that covers both cloud and premise aspects of Microsoft Teams integration and management.

Enterprise customers can complement AudioCodes Live for Microsoft Teams with our monitoring and management tools, and service-enhancing applications. AudioCodes Live for Microsoft Teams is delivered by AudioCodes global professional services teams and is also available through our global network of telecom and Microsoft 365 partners.

For the service provider market, we introduced AudioCodes Live Cloud for Microsoft Teams, a managed service which simplifies the creation and operation of multi-tenant Teams offerings, including enterprise telephony. With AudioCodes Live Cloud for Microsoft Teams, service providers can reduce time-to-market for offering hosted Teams services to small and medium sized businesses, or SMBs, without the need for investing in building costly infrastructure or for specialist technical knowledge. AudioCodes Live Cloud for Microsoft Teams is delivered as a white-label service on a monthly subscription basis and is available in two variants:

●	Hosted Essentials: Microsoft Teams Direct Routing SBC as a service with automated SBC configuration and ongoing management.
●	Hosted Essentials+: PSTN connectivity configuration and automation for both Microsoft Operator Connect and Direct Routing, and comprehensive cloud-based management tools and portals that enable the service provider to simplify Microsoft Teams tenant onboarding and management, user MACD and device management.
●	Hosted Pro: Hosted Essential+ enhanced with Advanced lifecycle management’ user policy and automation management, monitoring and Teams Quality or Experience, or QoE, reporting with powerful AudioCodes applications.

Solutions for Work-from-Home Agents and Contact Centers

In 2021, many of our developments for the contact center market were focused on expanding the functionality of our WebRTC solutions to overcome the challenges posed by the COVID-19 pandemic and the rise of the Work-from-Home model.

To this end, the WebRTC Gateway’s capacity was increased by more than 50 percent to support the wider deployment of remote agents, which also features WebRTC softphone for contact center environments with tight integration with the Genesys Engage solution.

We also offer remote connectivity for agents from anywhere, as well as provide customers with VoIP connectivity from web or mobile applications through click-to-call solutions.

During 2021, our contact center solutions were listed in Genesys AppFoundry marketplace and we also introduced Live CX, a portfolio of managed services for the Contact Center market, which offers PSTN Connectivity and Work-From-Anywhere solutions fully managed by AudioCodes.

VoiceAI Business Line Evolution

At the beginning of 2021, AudioCodes rebranded its Voice.AI Gateway as the VoiceAI Connect Enterprise Edition, and the Phone Number Connector, or PNC, as the VoiceAI Connect Cloud Edition. The new names are used throughout this report.

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

The voice recognition technology behind Voca is based on a multi-language STT engine, utilizing state-of-the-art AI (deep neural network). For additional speech capabilities, such as language support, natural language understanding and more, Voca uses the speech cognitive services extension from Microsoft Azure. Major developments in 2021 include:

●	Multi-lingual Voca using Microsoft Azure speech services;
●	Voca-WebRTC integration;
●	Resource optimization of the multi-language STT engine; and
●	Introduction of VocaBOT to global markets.

VoiceAI Connect

The AudioCodes VoiceAI Connect Enterprise Edition extends chat and voice bot functionality to telephony communications, by connecting the bots to any type of telephony channel and thus allowing customers to talk naturally with bots for a voice-centric user experience. VoiceAI Connect supports multiple bot use cases, including conversational IVR (replacing DTMF-based legacy IVR systems), Virtual agent (offloading live agents), Agent assist (virtual assistant for live agents) and outbound campaign (calls initiated by the bot).

During 2021, we added support for additional bot frameworks, including Microsoft PVA, and expanded supported TTS and STT engines to include Nuance Mix, among others. In addition to connecting bot to telephony systems, we also added support for speaker verification engines.

The AudioCodes VoiceAI Connect Cloud Edition is the self-service portal version of VoiceAI Connect Enterprise in which the bot developer can immediately connect the bot to a public phone number, supplied by AudioCodes, to be able to call and speak with a bot in just a few clicks. It is particularly well-suited to quick trials, proof of concept, or POC, projects and non-customized productions.

During 2021, we hardened VoiceAI Connect Cloud GDPR compliance and added security and anti-fraud mechanisms.

VICA

VICA is a new addition to AudioCodes’ VOICE.AI products as an outcome of the acquisition of Callverso in November. VICA is an Intelligent Virtual agent for contact center that are looking to enhance customer experience while reducing operating costs.

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

Product and Technology Developments

SBC Developments

During 2021, we expanded and enhanced our session border controller (SBC) family of products for enterprises and service providers, and introduced a new hybrid SBC and Media Gateway platform, the Mediant 3100 supporting up to 64 E1/T1 spans and up to 5,000 concurrent SBC sessions. We further improved our SBCs’ performance and capacity in virtual and cloud environments, and enhanced the SBC voice quality monitoring and enhancements capabilities, and hardened our security mechanisms, including through the implementation of stricter privacy compliance.

In Microsoft Teams environments, we certified our SBCs for Local Media Optimization for conference calls and added Azure AD authentication.

IP Phones and Meeting Room Solutions

During 2021, we continued developing our range of IP phone devices and Room Experience, or RX, meeting room suite offering for Microsoft Teams environments. The advent of COVID-19 and the resulting global switch to working from home, or WFH, played a significant role in adapting our strategy to suit the “new normal”, leading to the introduction of high-quality video solutions for Teams meetings.

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

Management Solutions

During 2021, we continued developing our range of IP phone devices and Room Experience, or RX, meeting room suite offering for Microsoft Teams environments. The advent of COVID-19 and the resulting global switch to working from home, or WFH, played a significant role in adapting our strategy to suit the “new normal”, leading to the introduction of high-quality video solutions for Teams meetings.

OVOC now supports the Microsoft Graph API, which provides QoE notifications for Microsoft Teams user calls. OVOC monitors Microsoft Teams’ internal and peer-to-peer calls. Accordingly, OVOC provides the ability to monitor a Teams call end-to-end, including calls to the PSTN network, where PSTN information is queried from AudioCodes SBCs. We also added Device Manager integration with EPOS (Sennheiser) headset devices. Our partnership with EPOS enables IT administrators to manage EPOS devices directly through AudioCodes Device Manager.

To combat the growing issue of spamming and robocalls, which are a growing problem in public networks, ARM now offers security-based routing as part of the integration with SecureLogix’s Orchestra One™ CAS (Call Authentication Service). In addition to the already-supported basic authentication with Orchestra One server, ARM now has an advanced mode which verifies calls with Verizon Call Verification Service. The service is available for markets in the United States. In addition, ARM supports Emergency Call Users in Microsoft Teams. Support for emergency calling for nomadic users, which is mandatory in many regulatory environments, includes recognizing when a call is made to emergency service providers, providing information about the caller’s location, and ensuring that emergency service providers have the caller’s number to enable dispatchers to call them back, if necessary.

Multi-Service Business Routers and Universal CPE

During 2021, we introduced some important adaptations to our MSBR and universal customer premises equipment, or uCPE, product lines, including the addition of 8 FXS ports and 4 BRI to our M500Li product, and various integrated servers to our M800 uCPE.

With the increasing demand for reliable, fast cloud UC access among enterprises worldwide, we have added Fiber and 1Giga bit support to our Mediant 800 uCPE platform and continued to work with leading SD-WAN vendors to offer a fully integrated solution that provides a cost-effective, high-speed alternative to MPLS networks.

Cloud and Managed Services Infrastructure

In 2021, we expanded our infrastructure for high-scale managed services in the North America, Europe and Asia Pacific regions. It enables the delivery of managed services such as Teams Direct Routing SBC, managed CPEs, Teams Voice management and additional services for medium and large enterprises, out of these datacenters or out of Microsoft Azure and Amazon clouds.

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

PRINCIPAL CAPITAL EXPENDITURES

We have made and expect to continue to make capital expenditures in connection with expansion of our operation and production capacity. The table below sets forth our principal capital expenditures incurred for the periods indicated (amounts in thousands):

	Year Ended December 31,
	2021	2020	2019

Computers and peripheral equipment	$592	$931	$1,064

Office furniture and equipment	546	539	687

Leasehold improvements	36	60	198

Total	$1,174	$1,530	$1,949

B.	BUSINESS OVERVIEW

INDUSTRY BACKGROUND AND MARKET TRENDS

Impact of COVID-19 on Our Markets

The COVID-19 pandemic has impacted, and continues to impact, the markets that we serve. In particular, the COVID-19 pandemic resulted in an unprecedented shift to Work-from-Home for many enterprises and contact centers, and a need to enable remote teams and agents to communicate and collaborate, regardless of their location. Moreover, there has also been a significant increase in the consumption of online services resulting from lockdowns in many countries, thus increasing the load on support centers.

The initial IT priority was focused on supporting remote work and expanding network capacities. After systems had been improved to meet the immediate needs of the crisis, enterprises aimed to create a more efficient and effective Work-from-Home environment by modernizing the way employees communicate and collaborate internally and with third parties, including customers.

The COVID-19 pandemic has driven, and continues to drive, customers to reevaluate the tools that they use to provide calling, video-enabled meetings and team messaging. Organizations are now more widely seeking solutions that provide an integrated user experience, allowing easy integration with business applications and workflow processes. In particular, we have noted (and anticipate continued) customer interest in applications that integrate with existing on-premises platforms, while introducing new cloud-based capabilities, such as video conferencing and integrated messaging.

Enterprise Unified Communications

In 2021, the demand for UC continued to accelerate as the pandemic drove businesses towards cloud UC services, while on-premises UC adoption, as well as the PBX market, slowed down. UC functions are easily deployed through cloud services, along with access to continual updates and improvements and with native support for work-from-anywhere.

The shift to cloud-based UC or UCaaS has been driven by companies like Microsoft and Zoom.

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

In 2021, driven by the COVID-19 pandemic, contact centers continued to adapt to allowing their agents to work from home. In parallel, the on-going growth in online consumer services drove expansion in many contact centers as they adapted to the dramatic changes wrought by the pandemic. This required high numbers of agents working remotely, while customers were offered omnichannel engagement, enabling customers to get in touch not just by phone but also via the web or dedicated mobile applications.

Another key driver in 2021 was contact center automation. We saw increased interest in virtual agents, conversational IVR and virtual agent assistants in this market as enterprises sought cost optimization through increasing live agent productivity and automation of the customer engagement while retaining and improving the customer experience.

Service Provider All-IP Transformation

In 2021, we observed several telecom operators slowing down deployments due to the COVID-19 pandemic, while others pressed ahead and completed their business customer migrations. In countries where the migration was completed, smaller tier 2 and tier 3 service providers expedited their ISDN contract cancellation following the incumbent’s switch to all-IP. In the UK, we saw a pickup in migration pace, moving towards PSTN shutdown in 2025. Among the factors that drive telecom operators to replace legacy networks are the traditional TDM switches reaching end of life, the need to free up the real estate occupied by these switches, energy savings and the importance of competing with the growing numbers of alternative service providers.

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

We also observed an increase in the need for speed to CPEs, driving the need to support Fiber connectivity (up to 1GB), as well as 4G LTE (up to 300MB) and upcoming 5G. The Work From Home activity drives integration of such interfaces in our lower-end CPEs.

BUSINESS STRATEGY

AudioCodes’ business strategy is focused on increasing its position as a leading communications software vendor of advanced UC and contact center voice solutions, voice networking, all-IP voice network migration and Voice AI solutions for the digital workplace. The following are key elements of our strategy:

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

AUDIOCODES SOLUTIONS, PRODUCTS AND SERVICES

Solutions

Enterprise Business

Unified Communications

Our enterprise business is driven primarily by our solutions for UC environments. Beginning in 2020, we noted a clear shift towards UCaaS solutions as enterprises continue to migrate their IT infrastructure, in general, and UC solutions, in particular, to the cloud. We expect that trend to continue in 2022 and beyond, and consequently we plan to focus on providing solutions that ensure a smooth migration to cloud-based UC and offer operational simplicity, high quality and reliability.

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

Contact Centers

As contact center vendors turn their focus to cloud services, our approach is to engage with enterprises who prefer to undertake a smoother and controlled journey to the cloud at their own pace. We work with system integrators to help those enterprises introduce innovation to their existing contact centers by modernizing their capabilities with technology such as click-to-call, Work-from-Home agent access and conversational AI solutions. Additionally, we work with Cloud Contact Center vendors to enhance their offering and get listed in their marketplaces.

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

Products

Networking

Our Mediant family of SBCs, media gateways, or MGWs, and MSBRs is a line of versatile IP communications platforms that deliver seamless VoIP connectivity.

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

Our family of MSBRs offers service providers a range of all-in-one SOHO, SMB and SME routers that combine access, data, voice and security in a single device. These platforms are designed for managed data, SIP trunking, hosted PBX, and cloud-based communications services, and allow service providers to deploy flexible and cost-effective solutions.

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

VoiceAI Connect

AudioCodes VoiceAI Connect extends chat and voice bot functionality to telephony communications by connecting bots to any type of telephony channel, thus allowing customers to talk naturally with bots for a voice-centric user experience. We work primarily with bot framework vendors to enable and promote creation of voice-bots by adding voice and telephony functionality to their bot framework platforms. In 2021, we extended the supported bot frameworks, including Microsoft PVA and others.

We also initiated collaborations with a wide variety of market players, such as speech services providers, bot developers, system integrators and advisors. We intend to leverage these alliances to create significant voice-bot opportunities for us, especially in the contact center domain.

The VoiceAI Connect Cloud Edition is the self-service SaaS version or VoiceAI Connect Enterprise, and serves as a primary tool for exposing the bot development ecosystem to a wide array of voice-bot use cases via trials and proof of concept projects.

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

OVOC is a voice network management solution that combines management of voice network devices and quality of experience monitoring into a single, intuitive web-based application. OVOC enables administrators to adopt a holistic approach to network lifecycle management by simplifying everyday tasks and assisting in troubleshooting all the way from detection to correction. OVOC’s clear GUI design allows administrators to manage the full lifecycle of VoIP devices and elements from a single centralized location, saving time and costs.

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

Managing the dial plan and call routing rules of multi-site, multi-vendor enterprise VoIP networks can be extremely complicated. ARM delivers a highly effective, innovative solution to this problem by enabling centralized control of all session routing decisions. Through ARM’s highly intuitive graphical user interface, system administrators can design and modify their voice network topologies and call routing policies from a single location, resulting in significant time and cost savings. Time-consuming tasks such as adding a new PSTN or SIP trunk interconnection, adding a new branch office or modifying individual users’ calling privileges can be carried out simply and rapidly.

Devices

The AudioCodes 400HD series of IP phones includes a range of easy-to-use, feature-rich products for the enterprise unified communications, or UC, service provider, hosted UC services and contact center markets. Based on the same advanced, field-proven underlying technology as our other VoIP products, our high-quality IP phones enable systems integrators and end-customers to build end-to-end VoIP solutions. Our IP phone portfolio includes devices built specifically for Microsoft Teams environments with full Teams integration and a native Teams interface.

The AudioCodes Room Experience, or RX, suite delivers productive meeting room experiences regardless of room size. It combines a range of software and audio/video products from different UC solution vendors for effective voice-only conference calls and video-enabled collaboration sessions.

Services

Professional Services

We provide a modular portfolio of professional services to our partners and customers by delivering a complete voice network lifecycle model that is based on the three basic phases of Plan, Implement and Operate. Our professional services portfolio delivers seamless integration, high availability, and vast scalability to meet business and network demands.

Managed Services

We offer a range of managed services enabling our customers to deploy complex solutions solely by relying on the knowledge of our voice experts. These include providing our applications (such as SmartTAP, Voca, Meeting Insights and management applications) as managed services and a range of product-led services, such as managed SBCs and managed gateways.

AudioCodes Live for Microsoft Teams

AudioCodes Live for Microsoft Teams is a portfolio of managed services that removes complexity from the integration of Teams collaboration, UC and enterprise telephony. It provides a seamless, rapid and cost-effective migration to Teams for high quality voice and video collaboration.

This fully managed service is complemented by devices-as-a-service, monitoring and management tools, and service enhancing applications. AudioCodes Live is also available through our global network of telecom and Microsoft 365 partners.

AudioCodes Live Cloud

AudioCodes Live Cloud is a Microsoft Teams SaaS solution that enables service providers to offer their business customers a seamless migration to Microsoft Teams.

AudioCodes Live Teams Cloud includes all the necessary services for Direct Routing and Operator Connect, enabling service providers to reduce their initial investment.

AudioCodes provides the voice connectivity infrastructure setup (Direct Routing SBCs), customer onboarding, user lifecycle management and tools for monitoring, reporting and analytics, to help get the service up and running expeditiously and effectively, with the service provider supplying the data connectivity and SIP trunk minutes.

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

In 2021, we continued to enhance our field marketing efforts with direct touch enterprise engagements, along with channel recruitment and generic marketing activities, including tradeshows (mainly on a virtual basis due to the COVID-19 pandemic), webinars, seminars, and online and social marketing.

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

Our service provider customers include a range of tier 1, 2 and 3 service providers that deploy our solution as part of their voice, UC, SIP trunk or other offerings for their business customers. Our solutions are primarily deployed at the customer premises and less commonly at the service provider core to provide connectivity and high-quality voice services. AudioCodes’ broad range of products, broad functionality (SBC, media gateway, routing, multiple WAN and PSTN interfaces) and wide interoperability allows service providers to deploy our solutions in practically any third party solution environment (for example, Cisco, Huawei, Alcatel, and others) and for a wide range of customers. Our solutions have been sold to service provider customers in 100 countries, mainly through a wide range of distributors and some via direct sales.

AudioCodes’ OEM customers include vendors that leverage AudioCodes’ technology and quality to deliver VoIP products and solutions. Historically, a substantial portion of our revenue has been derived from OEM customers that sold our technology products as part of their own voice solutions.

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

In addition, we have engaged several ODMs based in Asia to design and manufacture some of our products. We may engage additional ODMs in the future. Termination of our commercial relationship with an ODM or the discontinuance of manufacturing of products by an ODM would negatively affect our business operations.

We are obligated under certain agreements with our suppliers to purchase goods and to purchase excess inventory. Aggregate non-cancellable obligations under these agreements as of December 31, 2021 were approximately $28.7 million.

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

We are subject to telecommunication industry regulations and requirements set by telecommunication carriers that address a wide range of areas including quality, final testing, safety, packaging and use of environmentally friendly components. We comply with the European Union’s Restriction of Hazardous Substances Directive (under certain exemptions) that requires telecommunication equipment suppliers to not use some materials that are not environmentally friendly. These materials include Cadmium, Hexavalent chromium, Lead, Mercury, Polybrominated biphenyls, Polybrominatel diphenyl ethers Bis (2-ethylhexyl) phthalate, benzyl utyl phthalate, Dibutyl phthalate and Diisobutyl phthalate We expect that other countries, including countries we operate in, will adopt similar directives or other additional directives and regulations.

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

We lease our main office and warehouse facilities, located in Airport City, Lod, Israel, which occupy approximately 274,000 square feet for annual lease payments of approximately $6.7 million (including management fees). The term of this lease extends until January 31, 2024.

Our U.S. subsidiary, AudioCodes Inc., leased an approximately 15,400 square foot facility in Somerset, New Jersey, or the New Jersey Lease. AudioCodes Inc. also leases offices in Morrisville, North Carolina. The annual lease payments in 2021 (including management fees) for all our offices in the United States were approximately $476,000.

In October 2021, we entered into a termination agreement effectively terminating the New Jersey Lease, or the Termination Agreement. Pursuant to the Termination Agreement, we agreed to terminate the New Jersey Lease prior to its original expiration date. The termination is subject to our receipt of a termination payment from the landlord in the aggregate amount of $1.5 million (which is to be paid in two equal installments of $750,000) minus minor electricity payments to be paid by us. We received the first payment in October 2021, and we anticipate that the remaining payment will be made in August 2022. The lease income recorded in 2021 related to the Termination Agreement was approximately $382,000.

We lease additional offices in Israel as well as for our international offices; however, we do not believe the lease agreements for these offices are material.

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

The extent of the impact of the COVID-19 pandemic and the ongoing conflict in Ukraine on our business, financial condition and results of operations will depend on future developments, which are highly uncertain at this time. Accordingly, we face a greater degree of uncertainty than normal in making the judgments and estimates needed to apply certain of our significant accounting policies.

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

Revenues are recognized in accordance with Accounting Standards Codification, or ASC, 606, “Revenue from Contracts with Customers”. We recognize revenue under the core principle that transfer of control to our customers generates revenue in an amount reflecting the consideration we expect to receive from a customer. As such, we identify a contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation in the contract and recognize revenues when (or as) we satisfy a performance obligation.

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

We have no obligation to customers after the date on which products are delivered, other than pursuant to warranty obligations and any applicable right of return. We grant to certain customers a right of return or the ability over a limited period to exchange for other products a specific percentage of the total price paid for products they have purchased. We maintain a provision for product returns and exchanges and other incentives, based on our experience with historical sales returns, analysis of credit memo data and other known factors, all in accordance with ASC 606. This provision is deducted from revenues and amounted to approximately $3.5 million and $3.0 million as of December 31, 2021 and 2020, respectively. This provision was recorded as part of other payables and accrued expenses.

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

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the “weighted average cost” method for raw materials and finished products. We periodically evaluate the quantities on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, discontinued product lines and market prices lower than cost. We wrote off inventory in a total amount of approximately $1.7 million, $4.2 million and $4.5 million in the years ended December 31, 2021, 2020, and 2019, respectively.

Intangible Assets

As a result of our acquisitions, our balance sheet included acquired intangible assets in the aggregate amount of approximately $2.4 million and $0.6 million as of December 31, 2021 and 2020, respectively.

We allocated the purchase price of the companies we acquired to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. These valuations require management to make significant estimations and assumptions, especially with respect to intangible assets. Critical estimates in valuing intangible assets include future expected cash flows from technology acquired, trade names, backlog and customer relationships. In addition, other factors considered are the brand awareness and market position of the products sold by the acquired companies and assumptions about the period of time the brand will continue to be used in the combined company’s product portfolio. Management’s estimates of fair value are based on assumptions believed to be reasonable, but which are inherently uncertain and unpredictable.

If we did not appropriately allocate these components or we incorrectly estimate the useful lives of these components, our computation of amortization expense may not appropriately reflect the actual impact of these costs over future periods, which could materially and adversely affect our operating results.

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

During the years ended December 31, 2021, 2020 and 2019, no impairment charges were identified.

Goodwill

As a result of our acquisitions, our balance sheet included acquired goodwill in the aggregate amount of approximately $37.6 million and $36.2 million as of December 31, 2021 and 2020, respectively. Goodwill represents the excess of the purchase price and related costs over the fair value of net tangible and identifiable intangible assets of businesses acquired and accounted for under the purchase method. In accordance with ASC 350, “Intangible, Goodwill and Other,” goodwill is not amortized and is tested for impairment at least annually. Our annual impairment test is performed at the end of the fourth quarter each year. If events or indicators of impairment occur between the annual impairment tests, we perform an impairment test of goodwill at that date.

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

During the years ended December 31, 2021, 2020 and 2019, no impairment losses were identified with respect to intangible assets.

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

We have filed or are in the process of filing U.S. federal, state and foreign tax returns and Israel tax returns, that might be subject to audit by the respective tax authorities. Although the ultimate outcome is unknown, we believe that adequate amounts have been provided for and any adjustments that may result from tax return audits are not likely to materially adversely affect our consolidated results of operations, financial condition or cash flows.

Share-based Compensation

We account for share-based compensation in accordance with ASC 718, “Compensation – Stock Compensation”. We utilize the Black-Scholes option pricing model to estimate the fair value of share-based compensation at the date of grant. The Black-Scholes model requires subjective assumptions regarding dividend yields, expected volatility, expected life of options and risk-free interest rates. These assumptions reflect management’s best estimates. Changes in these inputs and assumptions can materially affect the estimate of fair value and the amount of our share-based compensation expenses relating to stock options. We recognized share-based compensation expense of $14.1 million, $8.8 million and $5.3 million in the years ended December 31, 2021, 2020 and 2019, respectively. As of December 31, 2021, there was approximately $19.8 million of total unrecognized share-based compensation expense related to non-vested share-based compensation arrangements granted by us. As of December 31, 2021, such expense is expected to be recognized over a weighted-average period of 3.11 years.

Contingent Liabilities

We are, from time to time, involved in claims, lawsuits, government investigations, and other proceedings arising from the ordinary course of our business. We record a provision for a liability when we believe that it is both probable that a liability has been incurred, and the amount can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount. Such legal proceedings are inherently unpredictable and subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, it could have a material impact on our results of operations, financial position and cash flows. No provision was recorded as of December 31, 2021.

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

Our products are deployed globally in enterprise and service provider cloud networks. Our products include session border controllers, or SBC, life cycle management solutions, VoIP network routing solutions, media gateways, multi-service business routers, IP phones, value added applications and professional services. Our high-definition VoIP technologies and products provide enhanced intelligibility and a better end user experience in emerging voice communications services. We have tens of millions of SBC, media gateway and media server sessions deployed in over 100 countries across the globe. Our high availability platforms cover the spectrum of low, mid and high-density applications for service providers and large enterprises.

With over 25 years in the telecommunications market, we offer a broad range of solutions and services for both enterprise and service provider deployments. These solutions are built around our field-proven VoIP product range. Our VoIP technology contains voice quality enhancements and best-of-breed VoIP network elements and applications, and has a proven track record in product and network interoperability with the industry’s leading companies. With full support for industry standard protocols such as SIP, and proven interoperability with industry leading soft switches, private branch exchanges, or PBXs, IP-PBXs, unified communications and contact center platforms, we deliver innovative solutions for virtually any voice communications environment, offering reduced total cost of ownership, enhanced features, and superior voice quality.

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

In November 2019, we and our former Israeli subsidiary, AudioCodes Development Ltd. (which was merged into our company effective January 1, 2020), entered into a royalty buyout agreement, or the Royalty Buyout Agreement with the IIA relating to certain grants they had received from the IIA. The contingent net royalty liability to the IIA at the time of the Royalty Buyout Agreement with respect to these grants was approximately $49 million, or in this section, the Debt, including interest to the date of the Royalty Buyout Agreement. As part of the Royalty Buyout Agreement, we agreed to pay approximately $32.2 million to the IIA (to settle the Debt in full) in three annual installments starting in 2019. The annual installments were linked to the NIS and bore interest. Pursuant to the Royalty Buyout Agreement, we eliminated all royalty obligations related to our future revenues with respect to these grants. In December 2021, December 2020, and November 2019, we paid three installments of approximately $12.2, $11.6 and $10.7 million, respectively, due under the Royalty Buyout Agreement.

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

Historically, a substantial portion of our revenue has been derived from large purchases by a limited number of OEMs, NEPs, systems integrators and distributors. Westcon Group, our largest customer, accounted for approximately 15.44%, 13.03% and 13.50% of our revenues in the years ended December 31, 2021, 2020 and 2019, respectively. In addition, ScanSource Communications Group accounted for approximately 10.9%, 13.47% and 16.0%, of our revenues in the years ended December 31, 2021, 2020 and 2019, respectively. Our top five customers accounted for approximately 38.70%, 37.70% and 41.50% of our revenues in the years ended December 31, 2021, 2020 and 2019, respectively. If we lose a large customer and fail to add new customers to replace the associated lost revenue, or the revenue derived from any such customers materially decreases, our operating results may be materially adversely affected.

Revenues, based on the location of our customers for the last three fiscal years, are as follows:

	Year Ended December 31,
	2021	2020	2019
Americas	46.5%	46.7%	48.7%
Far East	15.7	16.3	13.6
Europe	35.6	34.3	36.4
Israel	2.2	2.7	1.3
Total	100.0%	100.0%	100.0%

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

Impact of the COVID-19 Pandemic on Our Business and Operations

The spread of COVID-19, including its highly contagious variants and sub-lineages, continues to present significant challenges and risks to businesses around the world. Governmental authorities of many countries, including Israel and the United States, have implemented, and may continue to implement, significant measures to control the spread of COVID-19, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of businesses. In response to the COVID-19 pandemic, we previously implemented remote working and workplace protocols for our employees in Israel in accordance with Israeli Ministry of Health requirements and similar arrangements in other countries in which we operate.

The COVID-19 pandemic has disrupted supply chains and affected production and sales across a range of industries, including the industry in which we operate. Given that some of our materials and products are sourced from suppliers located in China, we manufacture most of our products in China and we have more than 50 employees in China. We previously experienced delays in the manufacturing of our hardware products during the middle of the first quarter of 2020. Although we were able to ship all of our products as planned during that quarter, the COVID-19 pandemic has caused, and may continue to cause, disruptions and/or delays in our supply chain, manufacturing and shipments. While we have previously managed, and will continue to actively manage, the business in an attempt to mitigate the impacts of the COVID-19 pandemic, we cannot at this time estimate the duration or full magnitude that the COVID-19 pandemic will have on our business, results of operations and financial condition.

Governmental reactions to the COVID-19 pandemic, lockdowns, including shelter-in-place orders, and social distancing policies adopted by governments worldwide to manage the COVID-19 pandemic led to an acceleration in the adoption of work from home (Work from Home or WFH) policies and technologies, a global trend that had already been gaining momentum in the past few years. To ensure business continuity, companies and contact centers were compelled to transition their employees quickly from a physical office to a Work from Home environment. This in turn led to increased demand for UCaaS and video conferencing solutions, such as Microsoft Teams and Zoom, as well as Work from Home agent solutions for contact centers. As a result of these recent trends, we have experienced an increased demand for our related products and solutions.

In response to such increased demand, we previously launched Work from Home promotions and solutions aimed at helping companies offer reliable and high-quality voice communications for Work from Home employees and contact center agents. Businesses that previously were unable to transition to WFH, or faced challenges in their implementation of WFH arrangements due to aging or inappropriate communications solutions, have begun, and will likely continue, to adopt policies and technologies to better prepare them for future foreseeable and unforeseeable events that prevent employees from working in a physical on-site office, a trend which has provided a direct benefit to our business. We also believe that more businesses may ultimately decide to transition to WFH, either fully or partially, as a continuing alternative to the manner in which they conducted their operations before the COVID-19 pandemic.

The ongoing developments and fluidity of the COVID-19 pandemic, and its material and adverse impact on the global economy at large, has restricted our ability to definitively predict how the COVID-19 pandemic will impact our business and operations in the near- and long-term. The latest governmental responses to the COVID-19 pandemic, as well as alterations and extensions of such approaches, could continue to result in volatile and uncertain economic conditions. The extent of the impact of the COVID-19 pandemic on our business and results of operations will depend on future developments, which are highly uncertain at this time. Such developments include, but are not limited to, the duration and severity, and the effects of subsequent waves and variants, of COVID-19 across the globe, the timing, pace and effectiveness of vaccination rollouts in the countries in which we operate, delays and impediments to our supply chain and ability to continue to manufacture products, and ongoing restrictions on our business and personnel that may be implemented by governmental rules and regulations in an attempt to prevent the spread of COVID-19 and its highly contagious and new variants.

Ongoing Conflict in Ukraine

In February 2022, Russia launched a large-scale invasion of Ukraine, and, as of the date of this Annual Report, Russia and Ukraine continue to engage in active and armed conflict. Such conflict has resulted, and will likely continue to result in, significant destruction of Ukraine’s infrastructure and substantial casualties amongst military personnel and civilians. As a result of Russia’s invasion of Ukraine, the governments of several nations have implemented commercial and economic sanctions against Russia (as well as certain banks, companies, government officials, and other individuals in Russia and Belarus). In March 2022, Israel’s Foreign Minister Mr. Yair Lapid indicated that Israel would not function as a route to bypass sanctions imposed on Russia by the United States and other western countries, and Israeli banks have elected to sever relationships with sanctioned Russian banks.

While it is not possible to predict or determine the ultimate consequences and impact of the conflict in Ukraine, such conflict could result in, among other things, significant regional instability and geopolitical shifts, and material and adverse effects on global macroeconomic conditions, financial markets, exchange rates and supply chains. To the extent negotiations between Russia and Ukraine are ultimately unsuccessful, the conflict in Ukraine could have a lasting impact in the near- and long-term on the financial condition, business and operations of our business (and the businesses of the counterparties with who we engage), and the global economy at large.

Results of Operations

The following table sets forth the results of operations in dollars and as a percentage of total revenues for the periods indicated:

	Year ended December 31,
	2021		2020
		% of		% of
	Amount	Revenues	Amount	Revenues
Revenues:
Products	$155,089	62.3%	$145,332	65.8%
Services	93,831	37.7	75,442	34.2
Total revenues	248,920	100.0	220,774	100.0

Cost of revenues:
Products	52,750	21.2	54,384	24.6
Services	25,279	10.2	16,574	7.5
Total cost of revenues	78,029	31.3	70,958	32.1
Gross profit	170,891	68.7	149,816	67.9
Operating expenses:
Research and development, net	53,396	21.5	46,072	20.9
Selling and marketing	62,057	24.9	51,217	23.2
General and administrative	15,914	6.4	14,177	6.4
Total operating expenses	131,367	52.8	111,466	50.5
Operating income	39,524	15.9	38,350	17.4

Financial income (expenses), net	123	0.1	(1,703)	(0.8)
Income before taxes on income	39,647	16.0	36,647	16.6

Taxes on income	(5,896)	(2.4)	(9,399)	(4.3)
Net income	$33,751	13.6%	$27,248	12.3%

Year Ended December 31, 2021, Compared to Year Ended December 31, 2020

Revenues. Revenues increased 12.7% to $248.9 million in the year ended December 31, 2021, from $220.8 million in the year ended December 31, 2020.

Our revenues from sales of products in the year ended December 31, 2021 increased by 6.7% to $155.1 million, or 62.3% of total revenues, from $145.3 million, or 65.8% of total revenues, in the year ended December 31, 2020. The increase in revenues from sales of products was primarily attributable to our enterprise activities related to the UCaaS and Contact Center markets, the increased adoption of unified communications and collaboration solutions by businesses/enterprises (specifically, Microsoft Teams), which account for a large portion of our revenues, and the increased migration by Contact Center customers moving to IP and acquiring Work from Home solutions. The increased adoption of UC and CC solutions and the migration to all-IP voice networks positively affected the demand for our products, specifically supporting high growth of our SBC products.

Our revenues from sales of services in the year ended December 31, 2021 increased by 24.4% to $93.8 million, or 37.7% of total revenues, from $75.4 million, or 34.2% of total revenues, in the year ended December 31, 2020. The increase in revenues from sales of services was primarily driven by the growth of our professional and managed services offerings.  At the core of this growth is our continued progress in pivoting to recurring revenues with strong execution in our operation of the AudioCodes Live offering. The growth in product support services was attributable to sales of products in prior periods that resulted from an increase of our renewal rate of support agreements in some regions and from support services for a larger number of products being supported. The growth in sales of professional services was attributable to offering more managed services with larger contract value as part of our AudioCodes Live offering and a broader portfolio of professional services offered by us and an increase in demand for such services in the Enterprise UC market (mainly Microsoft Teams).

Cost of Revenues and Gross Profit. Cost of revenues includes the cost of hardware, quality assurance, overhead related to professional and support customer services, overhead related to manufacturing activity, technology licensing and royalty fees payable to third parties and to the IIA. Gross profit increased to $170.9 million in the year ended December 31, 2021, from $149.8 million in the year ended December 31, 2020. Gross profit as a percentage of total revenues was 68.7% in the year ended December 31, 2021, compared to 67.9% in the year ended December 31, 2020. The increase in the gross profit as a percentage of total revenues is primarily attributable to (i) the increase in our revenues from sales of software products and services, which have a significantly higher average gross margin, and (ii) our fixed overhead costs being spread over increased revenues. In the year ended December 31, 2021, expenses included in cost of revenues related to share-based compensation were $0.4 million, compared to $0.2 million in the year ended December 31, 2020.

Cost of revenues related to sales of products decreased by 3.0% to $52.8 million in the year ended December 31, 2021, from $54.4 million in the year ended December 31, 2020. Gross margin percentage from products was 66.0% in the year ended December 31, 2021 and 62.6% in the year ended December 31, 2020. This increase is primarily attributable to the more favorable product mix in the sale of our products, including software sales exceeding hardware sales, in the year ended December 31, 2021.

Cost of revenues related to sales of services in the year ended December 31, 2021 increased by 52.5% to $25.3 million, from $16.6 million in the year ended December 31, 2020. This increase is primarily attributable to higher support personnel expenses associated with providing services and implementation of our products with service providers as well as enterprise customers. In the year ended December 31, 2021, the gross margin percentage from sales of services decreased to 73.1%, from 78.0% in the year ended December 31, 2020.

Research and Development Expenses, net. Research and development expenses, net, consist primarily of salaries and related costs of employees engaged in ongoing research and development activities, development-related raw materials and the cost of subcontractors, less grants from the IIA. Research and development expenses increased by 15.9% in the year ended December 31, 2021 to $53.4 million, from $46.1 million in the year ended December 31, 2020. As a percentage of total revenues, research and development expenses, net increased to 21.5% in the year ended December 31, 2021, from 20.9% in the year ended December 31, 2020. The increase on an absolute basis is primarily due to (i) the appreciation of the NIS against the dollar and (ii) an increase in the total number of our employees and related expenses. In addition, in the year ended December 31, 2021, expenses included in research and development expenses related to share-based compensation were $2.8 million, compared to $1.5 million in the year ended December 31, 2020. IIA grants recognized were $0.6 million in the year ended December 31, 2021, compared to $0.4 million in the year ended December 31, 2020.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of salaries and related costs (including sales commissions) of sales and marketing personnel, as well as exhibition, travel and related expenses. Selling and marketing expenses increased by 21.2% in the year ended December 31, 2021 to $62.1 million, from $51.2 million in the year ended December 31, 2020. As a percentage of total revenues, selling and marketing expenses increased to 24.9% in the year ended December 31, 2021, from 23.2% in the year ended December 31, 2020. The increase on an absolute basis is primarily due to the appreciation of the NIS against the dollar and due to an increase in the total number of our employees and related expenses associated with such employees. We added employees in an effort to increase our market share in the areas in which we sell our products and services, mainly due to our continued progress in pivoting to recurring revenues. In addition, in the year ended December 31, 2021, expenses included in selling and marketing expenses related to share-based compensation were $6.2 million, compared to $3.6 million in the year ended December 31, 2020.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related costs of finance, human resources and general management personnel, rent, network and allowance for doubtful accounts, as well as insurance and consultant services expenses. General and administrative expenses increased by 12.3% to $15.9 million in the year ended December 31, 2021, from $14.2 million in the year ended December 31, 2020. As a percentage of total revenues, general and administrative expenses were 6.4% in each of the years ended December 31, 2021 and 2020. The increase in general and administrative expenses was primarily due to the appreciation of the NIS against the dollar. In addition, in the year ended December 31, 2021, expenses included in general and administrative expenses related to share-based compensation were $4.8 million compared to $3.4 million in the year ended December 31, 2020.

Financial Income (Expenses), Net. Financial income (expenses), net consists primarily of interest earned on cash and cash equivalents, marketable securities and bank deposits, net of interest on our bank loans and bank charges, exchange rate and linkage to the Israeli CPI differences. Financial income, net, in the year ended December 31, 2021 were $0.1 million, compared to financial expenses, net of $1.7 in the year ended December 31, 2020. The decrease in financial expenses, net in the year ended December 31, 2021 was primarily due to (i) lower expenses related to exchange rate fluctuations; and (ii) higher interest income recorded with respect to marketable securities.

Taxes on Income. Taxes on income in the year ended December 31, 2021, were $5.9 million, compared to $9.4 million in the year ended December 31, 2020. Taxes on income in the year ended December 31, 2021 mainly resulted from the decrease in deferred tax asset due to change in tax rates in the year ended December 31, 2020.

A discussion with respect to a comparison of the results of operations for the year ended December 31, 2020, compared to the year ended December 31, 2019 is contained under the heading “Results of Operations” in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2020, or the 2020 20-F.

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

Furthermore, rising inflation in the United States and other markets may impact the global economy and ultimately the demand for our products and services. During 2021, the global markets experienced, and continue to experience, higher rates of inflation as a result of several market factors. As a result of these inflationary pressures, governments in many countries have implemented, and are likely to continue in the near-term to implement, tight monetary policies, which could slow the growth rate of local economies and restrict the availability of credit. To the extent the current rates of inflation and shifts in fiscal and monetary policy result in slower growth or a recession, it could have a material and adverse effect on the demand for our products and services and, in the process, our business, results of operations and financial condition as a whole.

In the event that a global recession were to occur, it could adversely impact the critical counterparties that we engage, including in the form of a decrease in the products and services they seek to obtain from us.

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

			Israeli
	Israeli	NIS devaluation	inflation
	inflation	or appreciation	adjusted for
Year Ended	rate	rate	devaluation
December 31,	%	%	%
2021	2.8	(3.3)	(6.1)
2020	(0.7)	(7.0)	(6.3)
2019	0.6	(7.8)	(8.4)

B.	LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations for the last two years primarily from our cash and cash equivalents, bank deposits, bank borrowings and cash from operations. In addition, in June 2020, we realized net proceeds of approximately $85.4 million as a result of a public offering  (see below).

As of December 31, 2021, we had $174.8 million in cash and cash equivalents, short-term and long-term marketable securities and bank deposits, a decrease of $11.5 million from $186.3 million of cash and cash equivalents and bank deposits at December 31, 2020. As of December 31, 2021, we were restricted with respect to using approximately $5.1 million of our cash as a result of a lease agreement.

Our material cash requirements from known contractual and other obligations include our lease commitments and purchasing commitments. For additional information on the foregoing commitments and purchasing commitments, see note 11 and note 12a to our Consolidated Financial Statements included elsewhere in this Annual Report. Issuance of Ordinary Shares

On June 8, 2020, we sold in an underwritten public offering 2,600,000 of our ordinary shares, at a price of $35 per share. Our net proceeds from this offering were approximately $85.4 million, after deducting underwriters' discounts and commissions and other offering expenses payable by us.

Share Repurchase Program and Cash Dividends

In February 2020, we received court approval in Israel to repurchase up to $12.0 million of our ordinary shares. In addition, in each of January, July and December 2021, we received court approval to purchase up to an additional $30 million, $35 million and $35 million of our ordinary shares, respectively. Each of the approvals received in 2020 and 2021 allowed us to use the approved amounts for share repurchases or cash dividends. In addition, in August 2020, we received court approval in Israel of distribution in an aggregate amount of $10 million. The Israeli court generally limits its approval to six months from the date of application. As a result, although the program does not have a set end date, it requires renewal each six months by submitting a new court application, based on the then prevailing facts. No shares were repurchased during the year ended December 31, 2021 (other than through the repurchase program). Share purchases have and will take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume or other factors. The repurchase program does not require us to purchase a specific number of shares and may be suspended from time to time or discontinued.

During the year ended December 31, 2021, we acquired an aggregate of 1,325,078 of our ordinary shares for approximately $41.8 million and declared and paid cash dividends in the aggregate amount of $10.9 million. During the year ended December 31, 2020, we declared and paid a cash dividend in the aggregate amount of $8.5 million. In February 2022, we declared a cash dividend in the aggregate amount of $5.8 million. As of April 24, 2022, we had approximately $8.3 million available for share repurchases or dividends under the most recent court approval granted in December 2021.

Bank Loans

In December 2015, we entered into a loan agreement with an Israeli commercial bank that provided loans in the total principal amount of $3.0 million and 3.0 million Euro. The loans bore interest at an annual rate equal to LIBOR plus 1% to 2.5% and were repayable in 20 equal quarterly installments. As of December 31, 2021, the loans have been repaid in full.

In December 2016, we entered into a loan agreement with an Israeli commercial bank that provided loans in the total principal amount of $6.0 million. The loans bear interest at an annual rate equal to LIBOR plus 1.1% to 2.5% and are repayable in 20 equal quarterly installments. As of December 31, 2021, the loans have been repaid in full.

Cash Flows from Operating Activities

Our operating activities provided cash in the approximate amount of $47.3 million in the year ended December 31, 2021, primarily due to net income of $33.8 million, an increase of $5.5 million in deferred revenues, an increase of $4.5 million in inventories, an increase of $9.6 million in other payables and accrued expenses, non-cash charges of $2.4 million for depreciation and amortization and $14.2 million for share-based compensation expenses and a decrease of $3.4 million in deferred tax assets, partially offset by a decrease of $11.7 million in the royalty buyout liability and an increase of $14.4 million in trade receivables. Our deferred revenues increased mainly due to the increase in the revenues derived from services in the past years and the deferred tax assets decreased as a result of utilization of these assets and update of temporary tax differences.

Our operating activities provided cash in the approximate amount of $38.5 million in the year ended December 31, 2020, primarily due to net income of $27.2 million, an increase of $5.9 million in deferred revenues, an increase of $3.8 million in other payables and accrued expenses, non-cash charges of $2.3 million for depreciation and amortization and $8.8 million for share-based compensation expenses and a decrease of $8.4 million in deferred tax assets, partially offset by a decrease of $9.8 million in the royalty buyout liability and an increase of $7.0 million in trade receivables. Our deferred revenues increased mainly due to the increase in the revenues from services in the past years and the deferred tax assets decreased as a result of utilization of these assets and update of temporary tax differences.

Cash Flows from Investing Activities

In the year ended December 31, 2021, our investing activities provided cash in the approximate amount of $42.6 million, primarily as a result of a decrease of $84.6 million in short-term bank deposits, partially offset by the purchase of $43.8 million of marketable securities.

In the year ended December 31, 2020, we used approximately $139.3 million of cash in investing activities, primarily as a result of purchase of $55.0 million of marketable securities and a net increase of $82.8 million in short-term and long-term bank deposits.

Cash Flows from Financing Activities

In the year ended December 31, 2021, we used approximately $51.5 million of cash in financing activities, primarily as a result of $41.8 million used to repurchase our shares,$10.9 million used to pay cash dividends to our shareholders and $1.2 million used for repayment of bank loans, partially offset by $2.4 million of proceeds from the issuance of shares upon exercise of share options

In the year ended December 31, 2020, our financing activities provided cash in the amount of approximately $77.1 million, primarily due to the $85.4 million of net proceeds from our public offering of ordinary shares in June 2020 and $2.6 million of proceeds from the issuance of shares upon exercise of stock options, partially offset by $8.4 million used to pay cash dividends to our shareholders and $2.5 million used for repayment of bank loans.

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

Information with respect to Liquidity and Capital Resources as of December 31, 2020 and for the year then ended is contained under the heading "Liquidity and Capital Resources" in Item 5 of our 2020 20-F.

C.RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

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

In addition we continue to maintain our analog and digital media gateways for carrier and enterprise applications, multi-service business routers and develop further our session border controllers, IP phones, management routing and productivity applications, as well as specialized appliances for Microsoft Skype/Teams for Business such as SBA, CCE and CloudBond 365. Our platforms are expected to feature increased session capacity, new functionalities, enhanced signaling software and compliance with new protocols, as well as new management and productivity applications. We also invest in cloud and virtualization technologies, making sure our products and technologies suite are optimized for cloud and hosted services. As of December 31, 2021, 316 of our employees were engaged primarily in research and development on a full-time basis.

Our net research and development expenses were approximately $53.4 million in the year ended December 31, 2021, compared to $46.1 million in the year ended December 31, 2020, and $41.2 million in the year ended December 31, 2019. From time to time we have received royalty-bearing grants from the IIA. As a recipient of grants from the IIA, we are obligated to perform all manufacturing activities for projects subject to the grants in Israel unless we receive an exemption. Know-how from research and development which is used to produce products may not be transferred to third parties without the approval of the IIA and may require significant payments. The IIA approval is not required for the export of any products resulting from such research or development.

As described above, in November 2019, we and our former Israeli subsidiary, AudioCodes Development Ltd. (which was merged into our company effective January 1, 2020), entered into the Royalty Buyout Agreement with the IIA relating to certain grants we had received from the IIA. The contingent net royalty liability to the IIA at the time of the Royalty Buyout Agreement with respect to these grants was approximately $49 million, including interest to the date of the Royalty Buyout Agreement. As part of the Royalty Buyout Agreement, we agreed to pay approximately $32.2 million to the IIA (to settle the debt in full) in three annual installments starting in 2019. The annual installments were linked to the NIS and bore interest. Pursuant to the Royalty Buyout Agreement, we eliminated all royalty obligations related to our future revenues with respect to these grants. In December 2021, December 2020 and November 2019, we paid the three installments of approximately $12.2 million, $11.6 million and $10.7 million, respectively, due under the Royalty Buyout Agreement.

Through December 31, 2021, we had obtained grants from the IIA aggregating approximately $7.3 million for certain of our research and development projects related to our other Israeli subsidiaries. We are obligated to pay royalties to the IIA (not covered by the Royalty Buyout Agreement), amounting to 3% to 5% of the revenues from the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, if no additional payments are required, linked to the dollar and bearing interest at the rate of LIBOR at the time of grant. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

As of December 31, 2021, our other Israeli subsidiaries have a contingent obligation to pay royalties in the amount of approximately $19.1 million.

D.	TREND INFORMATION

The global migration to All-IP continues to impact our business as it has done for several years, with the shift from traditional communications systems to IP communications and unified communications. The COVID-19 pandemic expedited that trend, as many organizations accelerated their plans for migration and moved their employees to a Work from Home environment or Hybrid Workplace environment.

The continued growth of private and public cloud-based services in the telecommunications industry has continued to impact our business. Adopting cloud services, such as Microsoft Teams, is an attractive proposition for enterprises and service providers, with the potential to deliver significant operational and capital cost savings, as well as increased productivity and flexibility. We offer a range of software-based products and solutions designed with the cloud in mind. While we predict sales of these software-based solutions to increase, this may result in lower revenues from our hardware-based session border controller products.

As data traffic becomes the dominant factor in communications, service providers are building and maintaining converged networks for integrated voice and data services. This is driving integration of new data networking technologies, such as SD-WAN and the adoption of integrated devices supporting these capabilities. Additionally, aging legacy TDM switches, high-cost maintenance contracts and regulatory guidelines are driving service providers worldwide to announce "PSTN shutdown" and migrate their telephony services to IP communication.

We are experiencing decreasing demand for our technology products from customers who previously manufactured network equipment products based on our enabling technology. These customers are migrating from our enabling technology products to diverse integrated comprehensive solutions and, as a result, the demand for our technology products is being adversely affected.

In addition, see the section "Impact of COVID-19 on Our Business and Operations" in Item 5.A above.

E.	CRITICAL ACCOUNTING ESTIMATES

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

Our management has reviewed our critical accounting policies and related disclosures with our Audit Committee. See the section entitled “Critical Accounting Estimates” above in this Item 5 as well as Note 2 to our Consolidated Financial Statements included elsewhere in this Annual Report, which contains additional information regarding our accounting policies and other disclosures required by U.S. GAAP.

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information with respect to our directors, senior executive officers and key employees at April 24, 2022:

Name	Age	Position
Stanley B. Stern	64	Chairman of the Board of Directors
Shabtai Adlersberg	69	President, Chief Executive Officer and Director
Niran Baruch	51	Vice President Finance and Chief Financial Officer
Lior Aldema	56	Chief Business Officer and Director
Ofer Nimtsovich	53	Chief Operating Officer
Yair Hevdeli	57	Vice President, Research and Development
Eyal Frishberg	63	Vice President, Operations
Yehuda Herscovici	55	Vice President, Products
Tal Dor	52	Vice President, Human Resources
Shaul Weissman	56	Vice President, Business Development
Joseph Tenne(1)(2)(3)	66	Director
Dr. Eyal Kishon(1)(2)(3)(4)	62	Director
Doron Nevo(1)(2)(3)(4)	66	Director
Zehava Simon (3)	63	Director
Shira Fayans Birenbaum (1)	58	Director
(1)	Member of Audit Committee
(2)	Member of Nominating Committee
(3)	Member of Compensation Committee
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

Yair Hevdeli joined AudioCodes in July 2013 as Vice President, Research and Development. From 2003 until 2013, Mr. Hevdeli served in various executive positions at Veraz/Dialogic, including Global Vice President, Research and Development and, most recently, as Senior Vice President, Research and Development and General Manager, Bandwidth Optimization BU. From 1998 until 2003, Mr. Hevdeli worked for ECI Ltd., where he held various technical and management positions. Mr. Hevdeli has over 20 years of experience leading large multidisciplinary global research and development teams in the telecom industry. Mr. Hevdeli graduated in 1995 with an M.B.A. in Business Management from Bar Ilan University, Israel and in 1992 received his B.A. in Computer Science and Economics, from Bar Ilan University.

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

Joseph Tenne has served as one of our directors since June 2003. Since May 2017, Mr. Tenne has served as a financial consultant to Itamar Medical Ltd. (NASDAQ and TASE: ITMR, (until December 2021)). Mr. Tenne serves as a director of MIND CTI Ltd. (NASDAQ: MNDO), OPC Energy Ltd. (TASE: OPCE), Sapir Corp Ltd. (TASE: SPIR), Highcon Systems Ltd. (TASE: HICN) and Electreon Wireless Ltd. (TASE: ELWS). From August 2014 to April 2017, Mr. Tenne served as the Vice President Finance and Chief Financial Officer of Itamar Medical Ltd. From March 2005 until April 2013, Mr. Tenne served as the Chief Financial Officer of Ormat Technologies, Inc. (NYSE and TASE: ORA). From 2003 to 2005, Mr. Tenne was the Chief Financial Officer of Treofan Germany GmbH & Co. KG, a German company. From 1997 until 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel (PwC Israel) and a member of PricewaterhouseCoopers International Limited. Mr. Tenne holds a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

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

Zehava Simon was appointed a director in February 2014. Ms. Simon served as a Vice President of BMC Software Inc. from 2000 until September 2013, most recently as Vice President, Corporate Development. From 2002 to 2011, Ms. Simon served as Vice President and General Manager of BMC Software in Israel. Prior to joining BMC Software, Ms. Simon held a number of executive positions at Intel Corporation. In her last position at Intel, she led Finance and Operations and Business Development for Intel in Israel. Ms. Simon has served as a board member of various companies, including Tower Semiconductor from 1999-2004, M-Systems from 2005-2006 and InSightec from 2005-2012. Ms. Simon is also a board member at Nova Measuring Instruments Ltd. (NASDAQ: NVMI), Amiad Water System Ltd. (TASE: AMD) and NICE Ltd. (NASDAQ: NICE). Ms. Simon holds a bachelor’s degree in Social Sciences from the Hebrew University, a law degree (LL.B.) from the Interdisciplinary Center in Herzlia and a master’s degree in Business and Management from Boston University.

Shira Fayans Birenbaum was appointed a director in March 2022. Ms. Shira Fayans Birenbaum holds the position of President Global of CYMPIRE Ltd., a cyber simulation platform, as well as serving as a board member at ION Acquisition Corp (NYSE: IACC), a SPAC's franchise company, at POMVOM Ltd. (TASE: PMVM), at Cyber Innovative Technologies as an advisory board member. Ms. Fayans Birenbaum has 25 years of experience as a Board Member in publicly traded companies such as investment houses, banks, insurance, real estate, manufacturers, semiconductor and educational institutions. In the years 2014-2019, Ms. Fayans Birenbaum held the position of COO and CMO of Microsoft Israel (NASDAQ: MSTF) leading Digital Transformation. Ms. Fayans Birenbaum has extensive experience in Executive C Level positions in her previous roles. Ms. Fayans Birenbaum holds an MBA and BA both from Tel Aviv University and Marketing management certification studies from The College of Management Academic studies.

B.	COMPENSATION

The table and summary below outline the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2020. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, discretionary and non-equity incentive bonuses, share-based compensation, payments accrued or paid in connection with retirement or termination of employment, and personal benefits and perquisites such as car, phone and social benefits paid to or earned by each Covered Executive during the year ended December 31, 2021.

			Share-Based	All Other
			Compensation	Compensation
Name and Principal Position	Salary	Bonus (1)	(2)	(3)	Total
Shabtai Adlersberg – President and CEO	$408,163	$1,000,000	$2,128,880	$216,225	$3,753,268
Lior Aldema – CBO	$296,846	$296,846	$1,129,719	$125,592	$1,849,003
Niran Baruch – VP Finance and CFO	$237,477	$162,220	$731,912	$95,494	$1,227,103
Yehuda Herscovici – VP Products	$230,056	$82,257	$566,385	$88,552	$967,250
Ofer Nimtsovich – COO	$222,057	$103,026	$522,899	$90,933	$938,915
(1)	Amounts reported in this column represent annual incentive bonuses granted to the Covered Executives based on performance-metric formulas set forth in their respective employment agreements.
(2)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2021, with respect to share-based compensation granted to the Covered Executive.
(3)	Amounts reported in this column include personal benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the respective Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (referred to in Hebrew as “Keren Hishtalmut”), pension, severance, vacation, car or car allowance, medical insurance and benefits, risk insurance (e.g., life insurance or work disability insurance), telephone expense reimbursement, convalescence or recreation pay, relocation reimbursement, payments for social security, and other personal benefits and perquisites consistent with our guidelines. All amounts reported in the table represent incremental cost to us.

The aggregate direct remuneration paid during the year ended December 31, 2021 to the 15 persons who served in the capacity of director, senior executive officer or key employee during 2021 was approximately $5.7 million, including approximately $0.6 million which was set aside for pension and retirement benefits. The compensation amounts do not include amounts expended by us for automobiles made available to our officers, expenses (including business, travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

We currently pay each of our non-employee directors an annual fee of $41,650 and a fee of $1,250 for each board meeting or committee meeting attended. In the event that a director attends a meeting by phone or a resolution is adopted by written consent, then the fee is reduced to 60% and 50% of the regular meeting fee, respectively. Such fees are in accordance with the rates prescribed by the Israeli Companies Law Regulation for fees of outside directors. Only directors who are not officers receive compensation for serving as directors. Our director, Mr. Adlersberg, who also serves as our President and Chief Executive Officer and our director, Mr. Aldema, who also serves as our Chief Business Officer, do not receive board meeting fees. Instead, each of them receives compensation in accordance with the terms of his respective employment agreement.

Upon election or reelection to the board of directors for a term of three years, each non-employee director is granted 7,500 restricted share units, or RSUs, each year that vest over a three year period from the grant date.

Options to purchase our ordinary shares granted under our 2008 Equity Incentive Plan to persons who served in the capacity of director or executive officer are generally exercisable at the fair market value at the date of grant and expire seven years from the date of grant. The options generally vest in four equal annual installments, commencing one year from the date of grant.

A summary of our stock option and RSU activity and related information for the years ended December 31, 2021, 2020 and 2019 for the persons who served in the capacity of director, senior executive or key employee officer during those years is as follows:

	Year Ended December 31,
	2021		2020		2019
	Number	Weighted	Number	Weighted	Number	Weighted
	of	Average	of	Average	of	Average
	Options and	Exercise	Options and	Exercise	Options and	Exercise
	RSUs	Price	RSUs	Price	RSUs	Price
Outstanding at the beginning of the year	1,209,768	$3.97	1,445,248	$4.30	1,677,699	$3.71

Granted	293,735	$0.00	279,500	$0.72	380,000	$4.72
Cancelled	(26,250)		—		—
Options exercised / RSUs vested	(492,415)	$3.19	(514,980)	$3.12	(612,451)	$2.93

Outstanding at the end of the year	984,838	$3.17	1,209,768	$3.97	1,445,248	$4.30

As of December 31, 2021, options to purchase 302,870 ordinary shares were exercisable by the 14 persons who served as an officer or director during the year ended December 31, 2021 at an average exercise price of $6.85 per share. As of December 31, 2021, the 14 persons who served as an officer, director or key employee during the year ended December 31, 2021 held an aggregate of 603,206 RSUs.

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

Independent Directors

Under the Companies Law, Israeli companies such as AudioCodes that have offered securities to the public in or outside of Israel are required to appoint at least two “outside” directors, unless AudioCodes elects to exempt itself. The Board of Directors decided to remain subject to this requirement. Doron Nevo and Dr. Eyal Kishon currently serve as our outside directors. Under the requirements for listing on the Nasdaq Global Select Market, a majority of our directors are required to be independent as defined by Nasdaq rules. Doron Nevo, Dr. Eyal Kishon, Zehava Simon, Stanley Stern, Joseph Tenne and Shira Fayans Birenbaum qualify as independent directors under the applicable SEC and Nasdaq rules, as well as under the Companies Law.

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

In addition, no individual may serve as an outside director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an outside director or are likely to interfere with his or her ability to serve as a director. Until the lapse of two years from the termination of office, the company, a controlling shareholder and entities under the company’s control may not grant the outside director or any of his or her relatives, directly or indirectly, any benefit, or engage the outside director or his or her relatives as an office holder of the company, of a controlling shareholders or of an entity under the company’s control, and may not employ or receive services from the outside director or any of his or her relatives, either directly or indirectly, including through a corporation controlled by that person. The restriction on a relative that is not the spouse or child of the outside director is limited to one year from the termination of office instead of two years. Pursuant to the Companies Law, at least one of the outside directors appointed by a publicly-traded company must have “financial and accounting expertise.” The other outside directors are required to possess “financial and accounting expertise” or “professional expertise,” as these terms are defined in regulations promulgated under the Companies Law. Joseph Tenne is designated as the “audit committee financial expert” as that term is defined in the rules promulgated by the SEC.

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

Audit Committee

Under the Companies Law and the requirements for listing on the Nasdaq Global Select Market, our board of directors is required to appoint an audit committee. Our audit committee must be comprised of at least three directors, including all of the outside directors (one of whom must serve as the chair of the audit committee), and a majority of the committee members must comply with the director independence requirements prescribed by the Companies Law. The audit committee consists of: Doron Nevo, Dr. Eyal Kishon, Joseph Tenne and Shira Fayans Birenbaum with Doron Nevo serving as the chairman of the audit committee. Our board of directors has determined that Joseph Tenne is an “audit committee financial expert” as defined in SEC rules and that all members of the audit committee are independent under the applicable SEC rules, Nasdaq rules and provisions of the Companies Law.

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

Board Classes

Pursuant to our articles of association, our directors, other than our outside directors, are classified into three classes (classes I, II and III). The members of each class of directors and the expiration of his or her current term of office are as follows:

Zehava Simon	Class I	2022
Lior Aldema	Class I	2022
Shira Fayans Birenbaum	Class II	2022
Joseph Tenne	Class II	2023
Shabtai Adlersberg	Class III	2024
Stanley B. Stern	Class III	2024

Our outside directors under the Companies Law, Doron Nevo and Dr. Eyal Kishon, are not members of any class and serve in accordance with the provisions of the Companies Law. Mr. Nevo’s term ends in 2024 and Dr. Kishon’s term ends in 2023.

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

D.	EMPLOYEES

We had the following number of employees as of December 31, 2021, 2020 and 2019 in the departments set forth in the table below:

	As of December 31,
	2021	2020	2019
Research and development	316	277	273
Sales and marketing, technical service and support	443	374	340
Operations	84	83	76
Management and administration	42	39	39
	885	773	728

Our employees were located in the following areas as of December 31, 2021, 2020 and 2019.

	As of December 31,
	2021	2020	2019
Israel	456	412	398
United States	182	152	134
Europe	96	73	69
Far East	127	121	112
Latin America	24	15	15
	885	773	728

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

The following table sets forth the share ownership of our directors and officers as of April 24, 2022 and the outstanding number of options and RSUs held by them that vest within 60 days of April 24, 2022.

	Total	Percentage
	Shares	of	Number of
	Beneficially	Ordinary	Options and
Name	Owned	Shares	RSUs

Shabtai Adlersberg	4,334,960	13.6%	323,938
Stanley B. Stern	*	*	*
Niran Baruch	*	*	*
Lior Aldema	*	*	*
Ofer Nimtsovich	*	*	*
Yair Hevdeli	*	*	*
Eyal Frishberg	*	*	*
Yehuda Herscovici	*	*	*
Tal Dor	*	*	*
Shaul Weissman	*	*	*
Joseph Tenne	*	*	*
Dr. Eyal Kishon	*	*	*
Doron Nevo	*	*	*
Zehava Simon	*	*	*
Shira Fayans Birenbaum	*	*	*

*Represented less than one percent.

Our officers and directors have the same voting rights as our other shareholders.

The following table sets forth information with respect to the options to purchase our ordinary shares held by Mr. Adlersberg as of April 24, 2022.

Number of		Exercise
Options	Grant Date	Price	Exercised	Cancelled	Vesting	Expiration Date
114,275	December 14, 2015	$4.03	—	—	4 years	December 14, 2022
95,293	March 20, 2017	$6.90	—	—	4 years	March 20, 2024
15,000	December 14, 2017	$7.13	—	—	4 years	December 14, 2024
15,000	March 14, 2018	$7.56	—	—	4 years	March 14, 2025
15,000	June 14, 2018	$7.33	—	—	4 years	June 14, 2025
15,000	September 14, 2018	$10.59	—	—	4 years	September 14, 2025
15,000	December 14, 2018	$10.66	—	—	4 years	December 14, 2025
15,000	March 14, 2019	$13.27	—	—	4 years	March 14, 2026
15,000	June 14, 2019	$15.93	—	—	4 years	June 14, 2026

The following table sets forth information with respect to the RSUs granted to Mr. Adlersberg as of April 24, 2022. These RSUs vest quarterly over a four-year period from the date of grant, subject to his continuing service to us.

Number of
RSUs	Grant Date	Issued
60,000	December 14, 2018	48,750
80,000	September 14, 2019	50,000
80,000	September 14, 2020	30,000
80,000	September 14, 2021	10,000

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

2008 Equity Incentive Plan

We adopted an equity incentive plan under Section 102 of the Israeli Income Tax Ordinance, or Section 102, which provides certain tax benefits in connection with share-based compensation to employees, officers and directors. This plan, our 2008 Equity Incentive Plan, was approved by the Israel Tax Authority.

Under our equity incentive plan, we may grant our directors, officers and employees restricted shares, restricted share units and options to purchase our ordinary shares under Section 102. We may also grant other persons awards under our equity incentive plan. However, such other persons (controlling shareholders and consultants) will not enjoy the tax benefits provided by Section 102. The total number of ordinary shares that were originally available for grant under the 2008 Plan was 2,009,122, which was increased to 4,009,122 in 2010, 6,009,122 in 2013, 8,009,122 in 2016 and 10,009,122 in 2019. This number is reduced by one share for each equity grant we make under the 2008 Plan. During 2021, options to purchase 3,000 ordinary shares and 633,333 restricted share units were granted under the 2008 Plan. As of December 31, 2021, 787,785 ordinary shares remained available for grant under the 2008 Plan. As of December 31, 2021, there are 551,809 options to purchase ordinary shares and 1,203,431 restricted share units outstanding under the plan.

The Israel Tax Authority approved the 2008 Plan under the capital gains tax track of Section 102. Based on Israeli law currently in effect and the election of the capital gains tax track, and provided that options, restricted shares and restricted shares units granted or, upon their exercise or vesting, the underlying shares, issued under the plan are held by a trustee for the two years following the date in which such awards are granted, our employees, officers and directors will be (i) entitled to defer any taxable event with respect to the awards until the underlying ordinary shares are sold, and (ii) subject to capital gains tax of 25% on the sale of the shares. However, if we grant awards at a value below the underlying shares’ market value at the date of grant, the 25% capital gains tax rate will apply only with respect to capital gains in excess of the underlying shares’ market value at the date of grant and the remaining capital gains will be taxed at the grantee’s regular tax rate. We may not recognize a tax benefit pertaining to the employees’ restricted shares, restricted share units and options for tax purposes except in the events described above under which the gain is taxed at the grantee’s regular tax rate.

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

To our knowledge, (A) we are not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government and (B) there are no arrangements, the operation of which may at a subsequent date result in a change in control of AudioCodes. The following table sets forth, as of April 24, 2022 the number of our ordinary shares, which constitute our only outstanding voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding ordinary shares, and (ii) all of our directors and senior executive officers as a group.

Identity of Person or	Amount	Percent of
Group	Owned	Class(6)
Shabtai Adlersberg(1)	4,658,898	14.6%
Leon Bialik(2)	2,468,041	7.7%
The Phoenix Holdings Ltd. (3)	1,683,386	5.3%
Copeland Capital Management, LLC(4)	1,653,376	5.2%
All directors and senior executive officers as a group (15 persons) (5)	4,854,153	15.2%
(1)	Includes options to purchase 305,188 shares exercisable within 60 days of April 24, 2022 and 18,750 ordinary shares issuable pursuant to restricted share units that vest within 60 days of April 24, 2022.
(2)	The information is derived from a statement on Schedule 13G/A of Leon Bialik filed with the SEC on January 26, 2022.
(3)	The information is derived from a statement on Schedule 13G/A of The Phoenix Holdings Ltd. filed with the SEC on February 6, 2022.
(4)	The information is derived from a statement on Schedule 13G/A of Copeland Capital Management, LLC filed with the SEC on January 26, 2022.
(5)	Includes 321,939 ordinary shares which may be purchased pursuant to options exercisable within 60 days following April 24, 2022 and 32,499 ordinary shares issuable pursuant to restricted share units that vest within 60 days of April 24, 2022.
(6)	This percentage calculation is rounded to the nearest tenth and based on 31,903,433 outstanding shares as of April 24, 2022 (which does not include treasury shares outstanding as of April 24, 2022).

Mr. Adlersberg held approximately 14.1% of our ordinary shares as of December 31, 2021 as compared to 15.2% of our ordinary shares as of December 31, 2020 and 17.5% of our ordinary shares as of December 31, 2019.

Mr. Bialik held approximately 7.6% of our ordinary shares as of December 31, 2021, as compared to 8.4% of our ordinary shares as of December 31, 2020 and 10.2% of our ordinary shares as of December 31, 2019.

Morgan Stanley and Morgan Stanley Capital Services LLC collectively held approximately 4.6% of our ordinary shares as of December 31, 2021, as compared to 6.3% of our ordinary shares as of December 31, 2020 and 6.7% of our ordinary shares as of December 31, 2019.

The Phoenix Holdings Ltd. held approximately 5.1% of our ordinary shares as of December 31, 2021.

Copeland Capital Management, LLC held approximately 5.1% of our ordinary shares as of December 31, 2021.

As of April 24, 2022, there were approximately six holders of record of our ordinary shares in the United States, although we believe that the number of beneficial owners of the ordinary shares is significantly greater. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

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

Dividend Policy

For a discussion of our dividend policy, please see Item 10.B, “Additional Information-Memorandum and Articles of Association-Dividends.”

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

Share Capital

Our authorized share capital consists of NIS 1,025,000 divided into 100,000,000 ordinary shares, nominal value NIS 0.01 per share, and 2,500,000 preferred shares, nominal value NIS 0.01 per share. As of April 24, 2022, we had 31,903,433 ordinary shares outstanding (which does not include 31,516,816 treasury shares) and no preferred shares outstanding.

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

Dividends

Under the Companies Law, we may pay dividends only out of our profits as determined for statutory purposes, unless court approval is granted for the payment of dividends despite the lack of statutory profits. (There is a unified statutory test for the payment of dividends and a company’s repurchase of its outstanding shares.) In 2021, we received court approval to pay dividends (and repurchase our shares) up to certain ceilings, despite the lack of statutory profits. The current approval is valid until June 19, 2022. We may seek further approvals to repurchase our shares and to continue to pay dividends. The amount of any dividend to be distributed among shareholders is based on the nominal value of their shares.

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

Insurance, Indemnification and Exculpation of Directors and Officers; Limitations on Liability

Insurance of Office Holders

The Companies Law permits a company, if permitted by its articles of association, to insure an office holder in respect of liabilities incurred by the office holder as a result of:

●	breach of the duty of care owed to the company or a third party;
●	breach of the fiduciary duty owed to the company, provided that the office holder acted in good faith and had reasonable grounds to believe that his action would not harm the company’s interests;
●	monetary liability imposed on the office holder in favor of a third party; and
●	reasonable litigation expenses, including attorney fees, incurred by the office holder as a result of an administrative enforcement proceeding instituted against him (without limiting from the generality of the foregoing, such expenses will include a payment imposed on the office holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israel Securities Law, 1968, as amended , or the Israeli Securities Law, and expenses that the office holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Israeli Securities Law, including reasonable legal expenses, which term includes attorney fees).

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income. Taxable income of the company is subject to a corporate tax rate of 23% effective from January 1, 2018. However, the effective tax rate payable by a company that qualifies as an Industrial Company that derives income from an Approved Enterprise, a Preferred Enterprise or Preferred Technological Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

Law for the Encouragement of Capital Investments, 1959, or the Investment Law

The Investment Law provides certain incentives for capital investments in production facilities (or other eligible assets) by “Industrial Enterprises” (as defined under the Investment Law).

The Investment Law was significantly amended effective April 1, 2005, and further amended as of January 1, 2011, or the 2011 Amendment, and January 1, 2017, or the 2017 Amendment. The 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead irrevocably to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment was designed to accommodate the implementation of the “Nexus Principles” (based on OECD guidelines published as part of the Base Erosion and Profit Shifting, or BEPS, project).

Tax Benefits Prior to the 2005 Amendment

An investment program that is implemented in accordance with the provisions of the Investment Law prior to the 2005 Amendment, referred to as an “Approved Enterprise,” is entitled to certain benefits. A company that wished to receive benefits as an Approved Enterprise must have received approval from the Investment Center of the Israeli Ministry of Economy and Industry, or the Investment Center. Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

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

If a company elects the Alternative Track and distributes a dividend out of income derived from the Approved Enterprise during the tax exemption period, such dividend will be subject to tax on the gross amount distributed. The tax rate will be the rate which would have been applicable had the company not been tax-exempt under the alternative package of benefits. This rate is generally 10% to 25%, depending on the percentage of the company’s shares held by foreign shareholders. The dividend recipient is subject to withholdings of tax at the source by the company at the reduced rate applicable to dividends from Approved Enterprises, which is 15% (or such lower rate as may be provided in an applicable tax treaty) if the dividend is distributed during the tax exemption period or within 12 years after the period. This limitation does not apply to a Foreign Investors Company, or FIC.

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

We are eligible for tax benefits as a Preferred Technological Enterprise mentioned above and the changes in the tax rates relating to Preferred Technological Enterprises were taken into account in the computation of deferred taxes as of December 31, 2021.

Tax Benefits and Funding for Research and Development

Israeli tax law allows, under specific conditions, a tax deduction for expenditures, including capital expenditures, relating to scientific research and development projects, for the year in which they are incurred if:

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

Trapped Earnings

On November 15, 2021, a new amendment to the Investment Law was approved, introducing a new dividend distribution ordering rule to cause the distribution of earnings that were tax exempt under the historical Approved or Beneficial Enterprise regimes, or Trapped Earnings, to be on a pro-rata basis from any dividend distribution, which is applicable to distributions starting from August 15, 2021 onwards. Therefore, the corporate income tax, or CIT, claw-back will apply upon any dividend distribution, as long as the Company has Trapped Earnings.

In parallel, the Budget Law also introduced a Temporary Order to enhance the release of Trapped Earnings by reducing the claw-back CIT rate that is applicable upon such a release or distribution by up to 60%, but not less than a 6% CIT rate, during a one-year period commencing  as of November 15, 2021.

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

In this regard, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a United States resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by an Approved Enterprise or a Preferred Technological Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. If the above conditions are met and the dividends are generated by an Approved Enterprise or a Preferred Technological Enterprise, the maximum rate of withholding tax on such dividends is 15%. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

Surtax

Individuals who are subject to tax in Israel (whether or not Israeli residents) are subject to a surtax at a rate of 3% of annual taxable income in excess of NIS 663,240 (for the 2022 tax year, which amount is linked to the annual change in the Israeli consumer price index), including, but not limited to, dividends, interest and capital gain.

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

Currently, a non-corporate U.S. Holder’s “qualified dividend income” generally is subject to tax at lower long-term capital gains rates. For this purpose, “qualified dividend income” generally includes dividends paid by a foreign corporation if, among other things, the non-corporate U.S. Holder meets certain minimum holding period requirements, is not under an obligation to make related payments with respect to positions in substantially similar or related property, and either (a) the stock of such corporation is readily tradable on an established securities market in the U.S., including the Nasdaq Global Select Market, or (b) such corporation is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The U.S. Secretary of the Treasury has indicated that the income tax treaty between the United States and Israel is satisfactory for this purpose. Dividends paid by us will not be treated as qualified dividend income, however, if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes. See the discussion below under the heading “Passive Foreign Investment Company Status.”

A non-corporate U.S. Holder may be subject to an additional tax based on its “net investment income,” (which generally is computed as gross income from interest, dividends, annuities, royalties and rents and gain from the sale of property (other than property held in the active conduct of a trade or business that does not regularly trade financial instruments or commodities), less the amount of deductions properly allocable to such income or gain. Such tax is equal to 3.8% of the lesser of an individual U.S. Holder’s (i) net investment income or (ii) the excess of such U.S. Holder’s “modified adjusted gross income” (adjusted gross income plus the amount of any foreign earned income excluded from income under Section 911(a)(1) of the Code, net of deductions and exclusions disallowed with respect to such foreign earned income) over a specified threshold amount ($250,000 in the case of a joint return or surviving spouse, $125,000 in the case of a married individual filing a separate return and $200,000 in any other case). In the case of a U.S. Holder which is an estate or trust, the tax is equal to 3.8% of the lesser of (i) undistributed net investment income or (ii) the excess of adjusted gross income (as defined in Section 67(e) of the Code) over the dollar amount at which the highest tax bracket applicable to an estate or trust begins.

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

Disposition of Our Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder’s sale, exchange or other taxable disposition of our ordinary shares generally will result in the recognition by such U.S. Holder of capital gain or loss in an amount equal to the difference between the dollar value of the amount realized and the U.S. Holder’s tax basis in the ordinary shares disposed of (measured in dollars). This gain or loss will be long-term capital gain or loss if such ordinary shares have been held or are deemed to have been held for more than one year at the time of the disposition. Non-corporate U.S. Holders currently are subject to a maximum tax rate of 20% on long-term capital gains, also may be subject to the additional tax on “net investment income” described above in “Distributions With Respect to Our Ordinary Shares.” If the U.S. Holder’s holding period on the date of the taxable disposition is one year or less, such gain or loss will be a short-term capital gain or loss. Short-term capital gains generally are taxed at the same rates applicable to ordinary income. See “Israeli Tax Considerations – Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders” for a discussion of taxation by Israel of capital gains realized on sales of our ordinary shares. Any capital loss realized upon the taxable disposition of our ordinary shares generally will be deductible only against capital gains and not against ordinary income, except that non-corporate U.S. Holders generally may deduct annually from ordinary income up to $3,000 of net capital losses. In general, any capital gain or loss recognized by a U.S. Holder upon the taxable disposition of our ordinary shares will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes, although the tax treaty between the United States and Israel may permit gain derived from the taxable disposition of ordinary shares by a U.S. Holder to be treated as foreign-source income for U.S. foreign tax credit purposes under certain circumstances.

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

Passive Foreign Investment Company Status

Generally, a foreign corporation is treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any tax year if, in such tax year, either (i) 75% or more of its gross income (including its pro rata share of the gross income of any company in which it is considered to own 25% or more of the shares by value) is passive in nature, or the Income Test, or (ii) the average percentage of its assets during such tax year (including its pro rata share of the assets of any company in which it is considered to own 25% or more of the shares by value) which produce, or are held for the production of, passive income (determined by averaging the percentage of the fair market value of its total assets which are passive assets as of the end of each quarter of such year) is 50% or more, or the Asset Test. Passive income for this purpose generally includes dividends, interest, rents, royalties and gains from securities and commodities transactions. Cash is treated as generating passive income.

There is no definitive method prescribed in the Code, U.S. Treasury Regulations or relevant administrative or judicial interpretations for determining the value of a publicly-traded foreign corporation’s assets for purposes of the Asset Test. The legislative history of the U.S. Taxpayer Relief Act of 1997, or the 1997, Act indicates that for purposes of the Asset Test, “the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities.” It is unclear whether other valuation methods could be employed to determine the value of a publicly-traded foreign corporation’s assets for purposes of the Asset Test.

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

For any tax year in which we are treated as a PFIC, a U.S. Holder may elect to treat its ordinary shares as an interest in a qualified electing fund , or a QEF Election, in which case the U.S. Holder would be required to include in income currently its proportionate share of our earnings and profits in years in which we are a PFIC regardless of whether distributions of our earnings and profits are actually made to the U.S. Holder. Any gain subsequently recognized by the U.S. Holder upon the sale or other disposition of its ordinary shares, however, generally would be taxed as capital gain.

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

ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to financial market risk associated with changes in foreign currency exchange rates. To mitigate these risks, we use derivative financial instruments. The majority of our revenues and expenses are generated in dollars. A portion of our expenses, however, is denominated in NIS. In order to protect ourselves against the volatility of future cash flows caused by changes in foreign exchange rates, we use currency forward contracts and currency options. We usually hedge the part of our forecasted expenses denominated in NIS. If our currency forward contracts and currency options meet the definition of a hedge, and are so designated, changes in the fair value of the contracts will be offset against changes in the fair value of the hedged assets or liabilities through earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change. Our hedging program reduces, but does not eliminate, the impact of foreign currency rate movements and due to the general economic slowdown along with the devaluation of the dollar, our results of operations may be adversely affected. Without taking into account the mitigating effect of our hedging activity, a 10% decrease in the dollar exchange rates in effect for the year ending December 31, 2021 would cause a decrease in net income of approximately $8.3 million.

We are subject to market risk from exposure to changes in interest rates relating to borrowings under our loan agreements. The interest rate on these borrowings is based on LIBOR. Based on the scheduled amount of these borrowings to be outstanding in 2021, we estimate that each 100 basis point increase in our borrowing rates would result in additional interest expense to us of approximately $12,000.

ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Our original Articles of Association and Memorandum of Association were adopted prior to the enactment of the Companies Law and were only amended on limited occasions since adoption. In light of changes in the business and legal environment that occurred since such time, in August 2020, our Board of Directors approved, and in September 2020 our shareholders approved, our Amended and Restated Articles of Association and Amended and Restated Memorandum of Association, which amended and restated our prior Articles of Association and Memorandum of Association in their entirety. The description of the amendments, set forth in our proxy statement filed as Exhibit 99.1 to our Form 6-K filed with the SEC on August 10, 2021, is incorporated herein by reference, and the Amended and Restated Articles of Association and Amended and Restated Memorandum of Association are incorporated by reference as Exhibits 1.1 and 1.2 to this Form 20-F.

ITEM 15.      CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our President and Chief Executive Officer and our Vice President Finance and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in 13a-15(e) under the Securities Exchange Act) as of December 31, 2021. Based on this evaluation, our President and Chief Executive Officer and Vice President Finance and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were (i) designed to ensure that material information relating to us, including our consolidated subsidiaries, is made known to our management, including our President and Chief Executive Officer and Vice President Finance and Chief Financial Officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared and (ii) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2021 based on the framework for Internal Control – Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on our assessment under that framework and the criteria established therein, our management concluded that the company’s internal control over financial reporting were effective as of December 31, 2021.

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

ITEM 16.       [RESERVED]

ITEM 16.A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Joseph Tenne is an “audit committee financial expert” (as defined in Item 16.A of Form 20-F) and is “independent” (as defined in the applicable regulations).

ITEM 16.B.   CODE OF ETHICS

We have adopted a Code of Conduct and Business Ethics, which was updated in 2019, that applies to our President and Chief Executive Officer, Vice President Finance and Chief Financial Officer and other senior financial officers. This Code has been posted on our website, www.audiocodes.com.

ITEM 16.C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has served as our independent public accountants for each of the years in the three-year period ended December 31, 2021. The following table presents the aggregate fees for professional audit services and other services rendered by Kost Forer Gabbay & Kasierer in 2021 and 2020.

	Year Ended December 31,
	(Amounts in thousands)
	2021	2020
Audit Fees	$440	$405
Audit Related Fees*	—	167
Tax Fees	107	117
Total	$547	$689
*	Primarily consists of fees related to our public offering of ordinary shares in June 2020.

Audit Fees consist of fees billed for the annual audit of the company’s consolidated financial statements and the statutory financial statements of the company. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include services rendered for the integrated audit over internal controls as required under Section 404 of the Sarbanes-Oxley Act applicable in 2020 and 2021, the provision of consents and the review of documents filed with the SEC.

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

Audit Committee Pre-approval Policies and Procedures

The audit committee of AudioCodes’ Board of Directors is responsible, among other matters, for the oversight of the external auditor subject to the requirements of Israeli law. The audit committee has adopted a policy regarding pre-approval of audit and permissible non-audit services provided by our independent auditors, or the Policy.

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

ITEM 16.E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2021, we repurchased an aggregate of 1,325,078 of our ordinary shares for an aggregate consideration of approximately $41.85 million, as set forth below:

				(d)
				Approximate
				dollar
			(c) Total	Value of
		(b)	Number of	Shares
		Average	Ordinary	That
	(a) Total	Price	Shares	May Yet be
	Number of	Paid	Purchased as	Purchased
	Ordinary Shares	per	Part	under
	Purchased	Ordinary Share ($)	of Publicly	the Program
Period	(1)	(2)	Announced Program	($)
January 1 – January 31, 2021	—	—	—	30,000,000
February 1 – February 28, 2021	175,761	29.79	175,761	24,759,281
March 1 – March 31, 2021(3)	174,239	28.74	174,239	14,442,686
April 1 – April 30, 2021	100,000	28.79	100,000	11,560,994
May 1 – May 31, 2021	112,877	30.47	112,877	8,117,812
June 1 – June 30, 2021	23,667	32.60	23,667	7,345,651
July 1 – July 31, 2021	124,307	32.49	124,307	31,199,885
August 1 – August 31, 2021(4)	150,000	32.58	150,000	20,745,687
September 1 – September 30, 2021	150,000	32.74	150,000	15,829,954
October 1 – October 31, 2021	210,300	33.70	210,300	8,735,772
November 1 – November 30, 2021	38,709	34.79	38,709	7,387,915
December 1 – December 31, 2021	65,218	33.86	65,218	33,984,843
Total in 2021	1,325,078	31.55	1,325,078	33,984,843

(1) In January 2021, we received court approval in Israel to repurchase up to $30 million of our ordinary shares and in each of July and December 2021, the court approved additional $35.0 million. Each of the approvals received in 2021 allowed us to use the approved amounts for share repurchases or cash dividends. The Israeli court generally limits its approval to six months from the date of application. Consequently, although the program does not have a set end date, it requires renewal each six months by submitting new court application based on the then prevailing facts. No shares were repurchased during 2021 other than through the repurchase program.

(2) Excluding commissions.

(3) In March 2021, we paid a cash dividend in the aggregate amount of $5.3 million.

(4) In August 2021, we paid a cash dividend in the aggregate amount of $5.6 million.

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

For a discussion of the requirements of Israeli law with respect to these matters, see Item 6.C, “Directors, Senior Management and Employees- Board Practices,” and Item 10.B, “Additional Information-Memorandum and Articles of Association.”

ITEM 16.H.  MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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
Shabtai Adlersberg
President and Chief Executive Officer

Date: April 28, 2022

AUDIOCODES LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

AUDIOCODES LTD. AND ITS SUBSIDIARIES

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AudioCodes Ltd. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020 the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 28, 2022, expressed an unqualified opinion thereon.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

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

-3-6232525 -3-5622555
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
April 28, 2022

-3-6232525 -3-5622555
Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

AUDIOCODES LTD. AND ITS SUBSIDIARIES

Opinion on Internal Control over Financial Reporting

We have audited AudioCodes Ltd. and its subsidiaries’ internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, AudioCodes Ltd. and its subsidiaries (collectively, the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and our report dated April 28, 2022 expressed an unqualified opinion thereon.

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

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Kost Forer Gabbay & Kasierer,
a Member of Ernst & Young Global

Tel-Aviv, Israel
April 28, 2022

AUDIOCODES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2021	2020
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$79,423	$40,934
Restricted cash	5,100	5,100
Short-term and restricted bank deposits	220	84,817
Short-term marketable securities and accrued interest	669	449
Trade receivables (net of allowance for doubtful accounts of $233 and $548 as of December 31, 2021 and 2020, respectively)	48,956	34,518
Other receivables and prepaid expenses	9,197	8,631
Inventories	23,988	29,193

Total current assets	167,553	203,642

LONG-TERM ASSETS:
Long-term and restricted bank deposits	94	94
Long-term marketable securities and accrued interest	89,307	54,895
Deferred tax assets	8,905	12,081
Operating lease right-of-use assets	16,457	25,430
Severance pay funds	22,724	20,597

Total long-term assets	137,487	113,097

PROPERTY AND EQUIPMENT, NET	4,394	4,593

INTANGIBLE ASSETS, NET	2,370	569

GOODWILL	37,560	36,222

Total assets	$349,364	$358,123

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED BALANCE SHEETS (Cont.)

U.S. dollars in thousands, except share and per share data

	December 31,
	2021	2020
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$—	$1,200
Trade payables	7,863	6,984
Other payables and accrued expenses	38,350	28,531
Short-term royalty buyout liability (Note 12b)	—	11,684
Deferred revenues	41,591	37,182
Short-term operating lease liabilities	8,139	9,178

Total current liabilities	95,943	94,759

LONG-TERM LIABILITIES:
Accrued severance pay	22,895	21,830
Deferred revenues and other liabilities	13,637	12,243
Long-term operating lease liabilities	11,391	19,436

Total long-term liabilities	47,923	53,509

COMMITMENTS AND CONTINGENT LIABILITIES (Note 12)

SHAREHOLDERS’ EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value -
Authorized: 100,000,000 shares as of December 31, 2021 and 2020; Issued: 63,294,907 and 62,489,428 shares as of December 31, 2021 and 2020, respectively; Outstanding: 32,498,215 and 33,017,814 shares as of December 31, 2021 and 2020, respectively	107	105
Additional paid-in capital	378,766	362,164
Treasury stock at cost – 30,796,692 and 29,471,614 shares as of December 31, 2021 and 2020, respectively.	(179,645)	(137,793)
Accumulated other comprehensive income (loss)	(223)	1,772
Retained earnings (accumulated deficit)	6,493	(16,393)

Total shareholders’ equity	205,498	209,855

Total liabilities and shareholders’ equity	$349,364	$358,123

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year Ended December 31,
	2021	2020	2019
Revenues:
Products	$155,089	$145,332	$135,646
Services	93,831	75,442	64,641

Total revenues	248,920	220,774	200,287

Cost of revenues:
Products	52,750	54,384	59,022
Services	25,279	16,574	14,129
Expenses related to royalty buyout agreement with the Israel Innovation Authority (Note 12b)	—	—	32,178

Total cost of revenues	78,029	70,958	105,329

Gross profit	170,891	149,816	94,958

Operating expenses:
Research and development, net	53,396	46,072	41,199
Selling and marketing	62,057	51,217	51,535
General and administrative	15,914	14,177	11,778

Total operating expenses	131,367	111,466	104,512

Operating income (loss)	39,524	38,350	(9,554)
Financial income (expenses), net	123	(1,703)	(1,761)

Income (loss) before taxes on income	39,647	36,647	(11,315)
Tax benefit (taxes on income)	(5,896)	(9,399)	15,292

Net income	$33,751	$27,248	$3,977

Earnings per share:
Basic	$1.03	$0.87	$0.14
Diluted	$1.00	$0.83	$0.13

Weighted average number of shares used in computations of earnings per share:
Basic	32,703,478	31,440,093	29,251,888
Diluted	33,845,559	32,915,683	30,799,904

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year Ended December 31,
	2021	2020	2019
Net income	$33,751	$27,248	$3,977

Other comprehensive income (loss) related to:
Change in unrealized gains (losses) on marketable securities available-for-sale, net of tax:
Gain (loss) on marketable securities recognized in other comprehensive income, net of tax	(1,395)	453	32
Other comprehensive income (loss) related to unrealized gains (losses) on marketable securities available-for-sale	(1,395)	453	32

Change in unrealized gains (losses) on cash flow hedges, net of tax:
Gain on derivative instruments recognized in other comprehensive income,	1,538	3,445	535
Loss on derivative instruments (effective portion) recognized in income	(2,138)	(2,126)	(291)

Other comprehensive income (loss), related to unrealized gains (losses) on cash flow hedges, net of tax	(600)	1,319	244

Other comprehensive income (loss), net of tax	(1,995)	1,772	276

Total comprehensive income	$31,756	$29,020	$4,253

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share and per share data

				Accumulated	Retained
		Additional		other	earnings
	Share	paid-in	Treasury	comprehensive	(accumulated	Total
	capital	capital	stock	income (loss)	deficit)	equity
Balance as of January 1, 2019	92	256,980	(129,792)	(276)	(32,456)	94,548

Purchase of treasury stock	(1)	—	(8,001)	—	—	(8,002)
Issuance of shares upon exercise of options and vesting of restricted units (“RSUs”)	3	3,100	—	—	—	3,103
Share-based compensation related to options and RSUs granted to employees and non-employees	—	5,292	—	—	—	5,292
Cash dividends paid	—	—	—	—	(6,720)	(6,720)
Other comprehensive income	—	—	—	276	—	276
Net income	—	—	—	—	3,977	3,977

Balance as of December 31, 2019	94	265,372	(137,793)	—	(35,199)	92,474

Issuance of shares upon exercise of options and vesting of RSUs	3	2,603	—	—	—	2,606
Issuance of ordinary shares in a public offering, net	8	85,418	—	—	—	85,426
Share-based compensation related to options and RSUs granted to employees and non-employees	—	8,771	—	—	—	8,771
Cash dividends paid	—	—	—	—	(8,442)	(8,442)
Other comprehensive income	—	—	—	1,772	—	1,772
Net income	—	—	—	—	27,248	27,248

Balance as of December 31, 2020	105	362,164	(137,793)	1,772	(16,393)	209,855

Purchase of treasury stock	—	—	(41,852)	—	—	(41,852)
Issuance of shares upon exercise of options and vesting of RSUs	2	2,438	—	—	—	2,440
Share-based compensation related to options and RSUs granted to employees and non-employees	—	14,164	—	—	—	14,164
Cash dividends paid	—	—	—	—	(10,865)	(10,865)
Other comprehensive loss	—	—	—	(1,995)	—	(1,995)
Net income	—	—	—	—	33,751	33,751

Balance as of December 31, 2021	107	378,766	(179,645)	(223)	6,493	205,498

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year Ended December 31,
	2021	2020	2019
Cash flows from operating activities:

Net income	$33,751	$27,248	$3,977
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,432	2,268	2,044
Amortization of marketable securities premiums and accretion of discounts, net	1,589	172	79
Share-based compensation related to options and RSUs granted to employees and non-employees	14,164	8,771	5,292
Decrease (increase) in accrued interest and exchange rate effect on loans, marketable securities and bank deposits	54	(26)	140
Decrease (increase) in deferred tax assets, net	3,406	8,329	(16,282)
Increase in trade receivables, net	(14,438)	(7,017)	(5,222)
Decrease (increase) in other receivables and prepaid expenses	(1,221)	(1,516)	259
Decrease (Increase) in inventories	4,504	(1,525)	(5,925)
Decrease in operating lease right-of-use assets	7,445	7,913	7,444
Decrease in operating lease liabilities	(7,556)	(6,717)	(5,456)
Increase (decrease) in royalty buyout liability	(11,684)	(9,815)	21,499
Increase in trade payables	879	356	440
Increase in other payables and accrued expenses	9,601	3,839	2,805
Increase in deferred revenues	5,480	5,906	12,342
Increase (decrease) in accrued severance pay, net	(1,062)	290	(267)

Net cash provided by operating activities	47,344	38,476	23,169

Cash flows from investing activities:

Purchase of property and equipment	(1,174)	(1,530)	(1,949)
Purchase of marketable securities	(43,808)	(54,977)	(10,025)
Proceeds from redemption of marketable securities	3,240	—	29,412
Proceeds from sale of marketable securities	2,571	—	—
Investment in short-term and restricted bank deposits	—	(84,000)	—
Proceeds from short-term and restricted bank deposits	84,597	599	10,962
Proceeds from long-term and restricted bank deposits	—	600	1,200
Net cash paid for acquisition of subsidiary	(2,804)	—	—

Net cash provided by (used in) investing activities	$42,622	$(139,308)	$29,600

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

U.S. dollars in thousands

	Year Ended December 31,
	2021	2020	2019
Cash flows from financing activities:

Purchase of treasury stock	$(41,852)	$—	$(8,002)
Repayment of long-term bank loans	(1,200)	(2,497)	(2,470)
Payment related to the acquisition of ACS	—	—	(410)
Cash dividends paid	(10,865)	(8,442)	(6,720)
Proceeds from issuance of shares upon exercise of options and warrants	2,440	2,606	3,103
Proceeds from issuance of shares in a public offering, net	—	85,426	—

Net cash provided by (used in) financing activities	(51,477)	77,093	(14,499)

Increase (decrease) in cash, cash equivalents and restricted cash	38,489	(23,739)	38,270
Cash, cash equivalents and restricted cash at the beginning of the year	46,034	69,773	31,503

Cash, cash equivalents and restricted cash at the end of the year	$84,523	$46,034	$69,773

Supplemental disclosure of cash flow activities:

Cash paid during the year for income taxes	$1,584	$835	$1,105

Cash paid during the year for interest	$455	$204	$205

Significant non-cash transactions:

Inventory transferred to be used as property and equipment	$701	$607	$270

Operating lease right-of-use asset recognized with corresponding lease liability	$(1,528)	$3,655	$4,010

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-     GENERAL

a.	Business overview:

AudioCodes Ltd. (the “Company”) and its subsidiaries (together with the Company, the “Group”) is a leading vendor of advanced communication, software, products and productivity solutions for the digital workplace. The Company’s products are deployed on-premises or delivered from the cloud. Providing software communications, cloud-based platforms, customer premise equipment and software applications, the Company’s solutions and products are geared to meet the growing needs of enterprises and service providers realigning their operations towards the transition to all-IP networks and hosted unified communications and collaboration business services. In addition, the Company offers a complete suite of professional and managed services that allow the Company’s partners and customers to choose a service packages (or complement their own offering) from a modular portfolio of professional services.

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

c.

During the years ended December 31, 2021, 2020 and 2019, the Group had a major customer which accounted for 15.4%, 13.0% and 13.5%, respectively, of total revenues in those years. In addition, during the years ended December 31, 2021, 2020 and 2019, the Group had an additional major customer which accounted for 10.9%, 13.5% and 16.0%, respectively, of total revenues in those years. No other customer accounted for more than 10% of the Group’s revenues in those periods.

d.	COVID- 19:

On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. The spread of COVID-19, including its highly contagious variants and sub-lineages, continues to present significant challenges and risks to businesses around the world. Governmental authorities of many countries, including Israel and the United States, have implemented, and may continue to implement, significant measures to control the spread of COVID-19, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of businesses. In response to the COVID-19 pandemic, the Group previously implemented remote working and workplace protocols for its employees in Israel in accordance with Israeli Ministry of Health requirements and similar arrangements in other countries in which the Group operates.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-     GENERAL (Cont.)

The ongoing developments and fluidity of the COVID-19 pandemic, and its material and adverse impact on the global economy at large, has restricted the Group’s ability to definitively predict how the COVID-19 pandemic will impact the Group’s business and operations in the near- and long-term. The latest governmental responses to the COVID-19 pandemic, as well as alterations and extensions of such approaches, could continue to result in volatile and uncertain economic conditions. The extent of the impact of the COVID-19 pandemic on the Group’s business and results of operations will depend on future developments, which are highly uncertain at this time. Such developments include, but are not limited to, the duration and severity, and the effects of subsequent waves and variants, of COVID-19 across the globe, the timing, pace and effectiveness of vaccination rollouts in the countries in which the Group operates, delays and impediments to the Group’s supply chain and ability to continue to manufacture products, and ongoing restrictions on the Group’s business and personnel that may be implemented by governmental rules and regulations in an attempt to prevent the spread of COVID-19 and its highly contagious and new variants.

While the Group’s management has previously managed, and will continue to actively manage, the business in an attempt to mitigate the impacts of the COVID-19 pandemic (including implementing recommendations and orders issued by government and public health authorities in the regions where the Group operates), the Group cannot at this time estimate the duration or full magnitude that the COVID-19 pandemic will have on the Group’s business, results of operations and financial condition.

e.	Acquisition of Callverso Ltd. (“Callverso”):

On November 10, 2021, the Company entered into a share purchase agreement, pursuant to which the Company acquired 100% of the outstanding shares of Callverso, a leading Israeli developer and provider of conversational AI solutions for contact centers. Following the transaction, Callverso became a wholly-owned subsidiary of the Company.

On December 22, 2021, a merger agreement was signed between the Company and Callverso in connection with an internal restructuring. The merger was made effective as of January 1, 2022. (See also Note 3).

f.	Ongoing Conflict in Ukraine:

In February 2022, Russia launched a large-scale invasion of Ukraine, and, as of the date of issuance of these financial statements, Russia and Ukraine continue to engage in active and armed conflict. Such conflict has resulted, and will likely continue to result in, significant destruction of Ukraine’s infrastructure and substantial casualties amongst military personnel and civilians. As a result of Russia’s invasion of Ukraine, the governments of several nations have implemented commercial and economic sanctions against Russia (as well as certain banks, companies, government officials, and other individuals in Russia and Belarus). In March 2022, Israel’s Foreign Minister, Mr. Yair Lapid indicated that Israel would not function as a route to bypass sanctions imposed on Russia by the United States and other western countries, and Israeli banks have elected to sever relationships with sanctioned Russian banks.

While it is not possible to predict or determine the ultimate consequences and impact of the conflict in Ukraine, such conflict could result in, among other things, significant regional instability and geopolitical shifts, and material and adverse effects on global macroeconomic conditions, financial markets, exchange rates and supply chains. To the extent negotiations between Russia and Ukraine are ultimately unsuccessful, the conflict in Ukraine could have a lasting impact in the near- and long-term on the financial condition, business and operations of the Group’s business (and the businesses of the counterparties with who the Group engages), and the global economy at large.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-     SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”), applied on a consistent basis as follows:

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they were made. As applicable to these consolidated financial statements, the most significant estimates and assumptions relate to revenue recognition and allowance for sales returns, allowance for doubtful accounts, inventories write-off, intangible assets, goodwill, income taxes and valuation allowance, share-based compensation and contingent liabilities. Actual results could differ from those estimates.

In light of the currently unknown extent and duration of the COVID-19 pandemic, the Company faces a greater degree of uncertainty than normal in making the judgments and estimates needed to apply certain of the Company’s significant accounting policies. The Company assessed certain accounting matters that generally require consideration of forecasted financial information in context with the information reasonably available to the Company and the unknown future impacts of COVID-19 as of December 31, 2021 and through the date of issuance of these financial statements. These estimates may change, as new events occur, and additional information is obtained. Actual results could differ materially from these estimates under different assumptions or conditions.

b.	Financial statements in U.S. dollars (“dollars”):

A majority of the Group’s revenues is generated in dollars. In addition, most of the Group’s costs are denominated and determined in dollars and in new Israeli shekels (“NIS”). Management believes that the dollar is the currency in the primary economic environment in which the Group operates. Thus, the functional and reporting currency of the Group is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Accounting Standards Codification (“ASC”) 830, “Foreign Currency Matters”. All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses, as appropriate.

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

Short-term and restricted bank deposits are deposits with maturities of more than three months, but less than one year. The deposits are mainly in dollars and bear interest at an average annual rate of 0.28% and 0.97% for the years ended December 31, 2021 and 2020, respectively. Short-term and restricted deposits are presented at cost. Any accrued interest on these deposits is included in other receivables and prepaid expenses.

In connection with long-term bank loans and their related covenants, the Company was required to maintain compensating balances with the banks and to maintain deposits in the same banks that provided the loans to the Company (see Note 10).In addition, the Company maintains restricted deposits in connection with an office lease agreement (see also Note 11a). Out of the short-term and restricted bank deposits, a total of $5,100 and $5,910 are restricted short-term deposits as of December 31, 2021 and 2020, respectively.

December 31,
2021
Cash and cash equivalents	$79,423

Restricted cash	5,100
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$84,523

f.	Marketable securities:

The Group accounts for investments in debt securities in accordance with ASC 320, “Investments - Debt and Equity Securities”.

Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date.

As of December 31, 2021, the Group classified all of its marketable securities as available-for-sale (“AFS”). AFS securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in “accumulated other comprehensive loss” in shareholders’ equity. Realized gains and losses on sale of investments are included in “financial income (expenses), net” and are derived using the specific identification method for determining the cost of securities. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, together with interest on securities, is included in “financial income (expenses), net”.

The Group assessed AFS debt securities with an amortized cost basis in excess of estimated fair value to determine what amount of that difference, if any, is caused by expected credit losses in accordance with ASC 326, “Financial Instruments - Credit Losses”. Allowance for credit losses on AFS debt securities are recognized as a charge in other income (expenses), net, in the consolidated statements of operation, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss) in stockholders’ equity.

The Group’s credit losses allowance for the years ended December 31,2021 and 2020 was immaterial.

g.	Inventories:

Inventories are stated at the lower of cost or market value. Cost is determined as follows:

Raw materials - using the “weighted average cost” method; and

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Finished products - using the “weighted average cost” method with the addition of direct manufacturing costs.

The Group periodically evaluates the quantities on hand relative to current and historical selling prices, historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs are taken based on slow moving items, technological obsolescence, excess inventories, discontinuation of product lines, and market prices lower than cost.

g.	Long-term and restricted bank deposits:

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

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

Computers and peripheral equipment	33%
Office furniture and equipment	6% to 20% (mainly 15%)
Leasehold improvements	Over the shorter of the term of the lease, or the useful life of the assets

The Group’s long-lived assets (asset group) to be held and used, including right of use assets and intangible that are subject to amortization are reviewed for impairment in accordance with ASC 360-10-35, “Property, Plant and Equipment - Subsequent Measurement” whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. If such assets are considered to be impaired, recoverability of assets (asset group) to be held and used is measured by a comparison of the carrying amount of an asset (asset group) to the future undiscounted cash flows expected to be generated by the asset. The impairment to be recognized is measured by the amount by which the carrying amount of the assets (asset groups) exceeds the fair value of the assets (asset groups). During the years ended December 31, 2021, 2020 and 2019, no impairment losses have been identified.

i.	Intangible assets:

Intangible assets are comprised of acquired technology, customer relations and licenses. Intangible assets that are not considered to have an indefinite useful life are amortized using the straight-line basis over their estimated useful lives, which range from 4 to 10 years. Recoverability of these assets is measured by a comparison of the carrying amount of the asset to the undiscounted future cash flows expected to be generated by the assets. If the assets are considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired assets.

During the years ended December 31, 2021, 2020 and 2019, no impairment losses have been identified with respect to intangible assets.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Leases:

Under ASC 842, “Leases”, a contract is or contains a lease when the Group has the right to control the use of an identified asset for a period of time. The Group determines if an arrangement is a lease at inception of the contract, which is the date on which the terms of the contract are agreed to, and the agreement creates enforceable rights and obligations. The commencement date of the lease is the date that the lessor makes an underlying asset available for the Group’s use. Leases are evaluated for classification on the commencement date, and assets and liabilities are recognized based on the present value of lease payments over the lease term.

The lease term used to calculate the lease liability includes options to extend or terminate the lease when it is reasonably certain that the option will be exercised. The right-of-use (“ROU”) asset is initially measured as the amount of lease liability, adjusted for any initial lease costs, prepaid lease payments and any lease incentives. Costs incurred for common area maintenance, real estate taxes, and insurance are not included in the lease liability and are recognized as they are incurred.

The Company uses incremental borrowing rates based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The ROU asset also includes any lease prepayments made and reduced by lease incentives received. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expenses are recognized on a straight-line basis over the lease term or the useful life of the leased asset.

As the Group’s lease arrangements do not provide an implicit rate, the Group uses its incremental estimated borrowing rate at lease commencement to measure ROU assets and lease liabilities. Operating lease expense is generally recognized on a straight-line basis over the lease term. For leases with a term of one year or less, the Group elected not to record the ROU asset or liability.

The Group elected to not recognize a lease liability or ROU asset for leases with a term of twelve months or less. The Group also elected the practical expedient to not separate lease and non-lease components for its leases.

In addition, the carrying amount of the ROU asset and lease liabilities are remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

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

Goodwill is not amortized, but rather is subject to an impairment test. In accordance with ASC 350, “Intangibles – Goodwill and Other”, at least annually (in the fourth quarter), or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Company has an option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value prior to performing the quantitative goodwill impairment test. The Company operates in one operating segment, and this segment comprises its only reporting unit.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Following the adoption of Accounting Standards Update (“ASU”) 2017-04, “Simplifying the Test for Goodwill Impairment”, as part of the quantitative goodwill impairment test, any excess of the carrying value of the reporting unit over its fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to the fair value of the reporting unit.

For each of the three years in the period ended December 31, 2021, no impairment losses have been identified.

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

Product revenues are recognized when all performance obligations are satisfied, at the point of time when control is transferred, generally when the products are shipped.

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

Aspects of the Group’s products encompass proprietary technology and the Group’s solutions offer substantially different features and functionality. As a result, the comparable pricing of products with similar functionality typically cannot be obtained. Additionally, as the Group is unable to reliably determine the selling prices of comparable products sold by competitors and generally does not sell the products separately on a standalone basis, the standalone selling prices are not directly observable. Therefore, the Group makes estimates, based on reasonably available information. The estimated selling price is established considering multiple factors such as pricing practices in different geographical areas and through different sales channels, gross margin objectives, internal costs, the pricing strategies of competitors and industry technology lifecycles.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Group grants to certain customers a right of return or the ability over a limited period of time to exchange for other products a specific percentage of the total price paid for products they have purchased. The Group maintains a provision for product returns and exchanges and other incentives, based on its experience with historical sales returns, analysis of credit memo data and other known factors, all in accordance with ASC 606. This provision is deducted from revenues and amounted to $3,509 and $2,962 as of December 31, 2021 and 2020, respectively. This provision was recorded as part of other payables and accrued expenses.

The Group uses the practical expedient and does not assess the existence of a significant financing component when the difference between payment and revenue recognition is a year or less.

Deferred revenues include amounts invoiced to customers for which revenue has not yet been recognized. Deferred revenues are recognized as (or when) the Group performs the performance obligations under the contract.

The Group pays sales commissions to sales and marketing personnel, based on their attainment of certain predetermined sales goals. Some sales commissions for support earned by its employees are capitalized and amortized on a straight-line basis over the related contractual support period. Amortization expenses related to these costs are included in selling and marketing expenses in the consolidated statements of operations.

The Group has included as part of other receivables and prepaid expenses in its consolidated balance sheet, costs to obtain a contract in the amount of $635 and $665, as of December 31, 2021 and 2020, respectively.

Remaining performance obligations represents contracted revenues that have not yet been recognized, which includes deferred revenues and non-cancelable contracts that will be recognized as revenue in future periods. The following table represents the remaining performance obligations as of December 31, 2021, which are expected to be satisfied and recognized in future periods:

	Year Ending December 31,
			2024 and
	2022	2023	thereafter
Product	$882	$17	$2
Services	40,709	7,935	5,071

	$41,591	$7,952	$5,073

Significant changes in the balances of deferred revenues during the years are as follows:

	December 31,
	2021	2020
Balance, at the beginning of the year	$49,136	$43,230

Revenue recognized	(31,456)	(31,172)
Increase in deferred revenues and customer advances	36,936	37,078

Balance, at the end of the year	54,616	49,136
Less current portion	(41,591)	(37,182)

Long term portion	$13,025	$11,954

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Warranty costs:

The Group usually provides an assurance-type warranty for a period of 12 months at no extra charge. The Group estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Group’s warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Group periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary. As of December 31, 2021 and 2020, the provision for warranty amounted to $187 and $253, respectively.

n.	Research and development costs:

ASC 985-20, “Costs of Software to Be Sold, Leased, or Marketed”, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company’s product development process, technological feasibility is established upon the completion of a working model. The Company does not incur material costs between the completion of a working model and the point at which the products are ready for general release. Therefore, research and development costs are charged to the consolidated statement of operations, as incurred.

Participation grants from the Israel Innovation Authority (the “IIA”) for research and development activity are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of research and development costs. Research and development grants recognized during the years ended December 31, 2021, 2020 and 2019 were $570, $388 and $1,323, respectively.

o.	Income taxes:

The Group accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and for carry forward tax losses. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group records a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more-likely-than-not that some portion of or the entire amount of the deferred tax asset will not be realized.

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

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Accumulated other comprehensive income (loss) (“AOCI”):

The Company accounts for comprehensive income (loss) in accordance with ASC 220, “Comprehensive Income”, which establishes standards for the reporting and presentation of comprehensive income (loss) and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders.

The components of AOCI were as follows:

	Unrealized
	gains (losses)
	on available-	Unrealized
	for-sale	gains (losses)
	marketable	on cash flow
	securities	hedges	Total
Balance as of January 1, 2021	$453	$1,319	$1,772

Other comprehensive income (loss) before reclassifications, net of tax	(1,395)	1,538	143
Amounts reclassified from AOCI	—	(2,138)	(2,138)
Other comprehensive income (loss), net of tax	(1,395)	(600)	(1,995)

Balance as of December 31, 2021	$(942)	$719	$(223)

The effects on net income of amounts reclassified from AOCI in the year ended December 31, 2021 derive from realized losses on cash flow hedges recorded in operating expenses and from realized losses on available-for-sale marketable securities recorded in financial income (expenses), net.

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

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Regarding certain credit balances, the Group is covered by foreign trade risk insurance. The Group performs ongoing credit evaluations of its customers and establishes an allowance for credit losses.

r.	Earnings per share:

Basic earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year, plus potential dilutive ordinary shares considered outstanding during the year, in accordance with ASC 260, “Earnings per Share”.

Certain outstanding options, restricted share units (“RSUs”) and warrants have been excluded from the calculation of the diluted earnings per share since such securities are anti-dilutive for all years presented. The total weighted average number of shares related to the outstanding options, RSUs and warrants that have been excluded from the calculation of diluted earnings per share was 26,686, 64,312 and 48,491 for the years ended December 31, 2021, 2020 and 2019, respectively.

s.	Accounting for share-based compensation:

The Company accounts for share-based compensation in accordance with ASC 718, “Compensation-Stock Compensation”. ASC 718 requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statement of operations.

The weighted-average estimated fair value of employee stock options granted during the years ended December 31, 2021, 2020 and 2019, was $10.64, $8.55, and $6.63 per share, respectively, using the Black-Scholes option pricing model. Fair values were estimated using the following weighted-average assumptions (annualized percentages):

	Year Ended December 31,
	2021	2020	2019
Dividend yield	0.88%	1.01%-1.17%	1.13%-1.64%
Expected volatility	49.45%	37.89%-43.09%	38.08%-39.34%
Risk-free interest	0.5%	0.29%-1.43%	1.66%-2.59%
Expected life	3.61 years	3.57-4.23 years	4.75-5.21 years

The Company used its historical volatility in accordance with ASC 718. The computation of volatility uses historical volatility derived from the Company’s exchange traded shares. The expected term of options granted is estimated based on historical experience and represents the period of time that options granted are expected to be outstanding. The risk free interest rate assumption is the implied yield currently available on United States treasury zero-coupon issues with a remaining term equal to the expected life of the Company’s options. The dividend yield assumption is based on the Company’s historical experience and expectation of future dividend payouts and may be subject to substantial change in the future. The Company paid its first cash dividend during the third quarter of 2018 and has been paying cash dividends on a bi-annual basis since then. The Company currently expects to continue pay cash dividends in the future, subject to receipt of required Israeli court approvals, although there can be no assurance that it will do so. See also Note 13.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The total share-based compensation expenses relating to all of the Company’s share-based awards recognized for the years ended December 31, 2021, 2020 and 2019 were included in items of the consolidated statements of operations, as follows:

	Year Ended December 31,
	2021	2020	2019
Cost of revenues	$411	$181	$183
Research and development expenses, net	2,772	1,535	937
Selling and marketing expenses	6,170	3,635	2,171
General and administrative expenses	4,811	3,420	2,001

Total share-based compensation expenses	$14,164	$8,771	$5,292

t.	Treasury stock:

The Company has repurchased its ordinary shares from time to time in the open market, and holds such repurchased shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders’ equity. See also Note 13a.

u.	Severance pay:

The liability for severance pay for Israeli employees is calculated pursuant to the Israeli Severance Pay Law, 1963 (the “Severance Pay Law”), based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date for all employees in Israel. Employees who have been employed for more than a one-year period are entitled to one month’s salary for each year of employment or a portion thereof. The Group’s liability for all of its Israeli employees is fully provided for by monthly deposits with severance pay funds, pension funds, insurance policies and by an accrual. The value of these deposits is recorded as an asset in the Company’s consolidated balance sheet.

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

Severance pay expenses for the years ended December 31, 2021, 2020 and 2019, amounted to $2,373, $3,078 and $2,324, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Employee benefit plan:

The Group has 401(k) defined contribution plans covering employees in the United States. All eligible employees may elect to contribute a portion of their annual compensation to the plan through salary deferrals, subject to the IRS limit of $19.5 during the years ended December 31, 2021 and 2020, plus a catch-up contribution of $6.5 for participants aged 50 or over. The Group matches 50% of employees’ contributions, up to a maximum of 6% of the employees’ annual pay. In the years ended December 31, 2021, 2020 and 2019, the Group matched contributions in the amount of $431, $386 and $318, respectively.

w.	Advertising expenses:

Advertising expenses are charged to the consolidated statements of operations as incurred. Advertising expenses for the years ended December 31, 2021, 2020 and 2019 amounted to $582, $371 and $669, respectively.

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

The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term and restricted bank deposits, trade receivables, trade payables, other receivables and other payables and accrued expenses approximate their fair value due to the short-term maturity of such instruments.The fair value of long-term and restricted bank deposits and long-term bank loans also approximate their carrying value, since they bear interest at rates close to the prevailing market rates.

The fair value of foreign currency contracts is estimated by obtaining current quotes from banks and market observable data of similar instruments.

The fair value of marketable securities is estimated by obtaining the fair value of the marketable securities from the bank, which is based on current quotes and market value provided by external service providers.

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820, “Fair Value Measurements and Disclosures” establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1-Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 -Observable inputs, other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Level 3 -Unobservable inputs which are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. See also Note 8.

y.	Derivative instruments and hedging:

The Group accounts for derivative instruments and hedging based on ASC 815, “Derivatives and Hedging”.

The Group accounts for its derivative instruments as either assets or liabilities and carries them at fair value. Derivative instruments that are not designated and qualified as hedging instruments must be adjusted to fair value through earnings. The changes in fair value of such instruments are included as gain or loss in “financial income (expenses), net” at each reporting period.

For derivative instruments that hedge the exposure to variability in expected future cash flows that are designated as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive loss in equity and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings and is classified as payroll and rent expenses. The ineffective portion of the gain or loss on the derivative instrument is recognized in current earnings and included in “financial income (expenses), net”. To receive hedge accounting treatment, cash flow hedges must be highly effective in offsetting changes to expected future cash flows on hedged transactions.

z.	Recently adopted accounting standards:

In January 2017, the Financial Accounting Standards Board (the “FASB”) issued ASU 2017-04, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”. ASU 2017-04 eliminates the requirement to measure the implied fair value of goodwill by assigning the fair value of a reporting unit to all assets and liabilities within that unit (the “Step 2 test”) from the goodwill impairment test. Instead, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited by the amount of goodwill in that reporting unit. ASU 2017-04 became effective for the Company beginning January 1, 2020.

The implementation did not have a material impact on the Company’s consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326)”. ASU 2016-13 requires that financial assets measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis. The measurement of expected credit losses is based upon historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. ASU 2016-13 became effective for the Company beginning January 1, 2020. The implementation did not have a material impact on the Company’s consolidated financial statements.

In December 2019, the Financial Accounting Standards Board (the “FASB”) issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”, which simplifies the accounting for income taxes. This guidance became effective for the first quarter of 2021 on a prospective basis. The implementation of ASU 2019-12 in the year ended December 31, 2021, did not have a material impact on the Company’s consolidated financial statements.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

aa.	Impact of recently issued accounting standard not yet adopted:

In October 2021, the FASB issued ASU 2021-08, “Business Combinations (Topic 805)”. ASU 2021-08 creates an exception to the general recognition and measurement principle for contract assets and contract liabilities from contracts with customers acquired in a business combination. Under this exception, an acquirer applies ASC 606 to recognize and measure contract assets and contract liabilities on the acquisition date. ASC 805 generally requires the acquirer in a business combination to recognize and measure the assets it acquires and the liabilities it assumes at fair value on the acquisition date. The ASU 221-08 will become effective for fiscal years beginning after December 15, 2022. Early application is permitted, and the Company is currently assessing the impact of the adoption of ASU 2021-08 on its consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, “Disclosures by Business Entities about Government Assistance (Topic 832)”. ASU 2021-10 requires the following annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy: (i) information about the nature of the transactions and the related accounting policy used to account for the transactions; (ii) the line items on the balance sheet and income statement that are affected by the transactions, and the amounts applicable to each financial statement line item; and (iii) significant terms and conditions of the transactions, including commitments and contingencies. ASU 2021-10 will become effective for fiscal years beginning after December 15, 2021. The Company is currently assessing the impact of the adoption of ASU 2021-10 on its consolidated financial statements.

NOTE 3:-ACQUISITION OF CALLVERSO

On November 10, 2021 (the “Closing Date”), the Company entered into a share purchase agreement (the “Share Purchase Agreement”), pursuant to which the Company acquired 100% of the outstanding shares of Callverso. Immediately following the transaction, Callverso became a wholly-owned subsidiary of the Company.

The acquisition of Callverso was accounted for using the purchase method. The $3,000 purchase price for the acquisition was composed of the following amounts: (i) a $2,900 payment in cash payable on the Closing Date, of which $300 was deposited in escrow for a period of 12 months following the Closing Date; and (ii) $100 retained as security for any liabilities of Callverso as of the Closing. The foregoing amount was paid in January 2022.

As part of the Share Purchase Agreement, the Company also agreed to pay an earn-out amount, based on the sales of the Company’s products related to Callverso technology and subject to the employment of the former shareholders of Callverso. The maximum earn-out amount is $6,000 and is to be paid over three years as follows: (i) up to $2,000 is payable on January 31, 2023 ,based on sales in 2022; (ii) up to $2,000 is payable on January 31, 2024, based on sales in 2023; and (iii) up to $2,000 is payable on January 31, 2025, based on sales in 2024 (collectively, the “Earn-Out payments”).

In addition, the Company is required to pay an aggregate of $1,000 after 12 months and an additional aggregate of $1,000 after 24 months following the Closing Date to former shareholders of Callverso who remain employed by the Company and satisfy certain cumulative conditions for each of these two periods (collectively, the “Deferred Payments”).

The Earn-Out payments and the Deferred Payments will be recorded as payroll expenses since the payments are subject to continuing employment.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-ACQUISITION OF CALLVERSO (Cont.)

The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed at the acquisition date:

Current assets	$152
Technology	1,958
Customer relationships	201

Total identifiable assets acquired	2,311

Current liabilities	(152)
Deferred tax liability	(497)

Total identifiable liabilities assumed	(649)

Net identifiable assets acquired	1,662
Goodwill	1,338

Net assets acquired	$3,000

The Company allocated the acquired assets and liabilities assumed based on a preliminary purchase price allocation.

The fair values of the acquired technology and customer relationships were valued using the income approach. This method utilized a forecast of expected cash inflows, cash outflows and contributory charges for economic returns on tangible and intangible assets employed.

The excess of the purchase price over the preliminary assessment of the net tangible and intangible assets acquired resulted in goodwill of $1,338. The goodwill is primarily attributable to expected synergies resulting from the acquisition. The acquired technology and customer relationships are being amortized on a straight-line basis over a period of 4 and 4.5 years, respectively.

On December 22, 2021, a merger agreement was entered into by the Company and Callverso in connection with an internal restructuring. The merger was made effective as of January 1, 2022.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-     MARKETABLE SECURITIES AND ACCRUED INTEREST

The following is a summary of available-for-sale marketable securities:

	December 31, 2021
	Amortized	Unrealized	Unrealized	Fair
	cost	Gains	losses	Value
Maturing between one to five years:
Corporate bonds	$87,690	$54	(1,248)	$86,496
Governmental bonds	2,848	—	(37)	2,811
Accrued interest	669	—	—	669

Balance as of December 31, 2021	$91,207	$54	$(1,285)	$89,976

	December 31, 2020
	Amortized	Unrealized	Unrealized	Fair
	cost	Gains	losses	Value
Maturing between one to five years:
Corporate bonds	$53,351	$508	(6)	$53,853
Governmental bonds	1,055	—	(13)	1,042
Accrued interest	449	—	—	449

Balance as of December 31, 2020	$54,855	$508	$(19)	$55,344

These investments were issued by highly rated corporations, ranged from BBB to A+. Accordingly, the securities were not settled at a price less than the amortized cost of the Group’s investment. On each reporting period, the Company evaluates whether declines in fair value below amortized cost are due to expected credit losses, as well as the ability and intent to hold the investment until a forecasted recovery occurs, in accordance with ASC 326.

Allowance for credit losses on of available-for-sale debt securities are recognized as a charge in financial expenses (income), net, in the consolidated statements of operations, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss) in shareholders’ equity. The Company has not recorded any credit losses for the year ended December 31, 2021.

NOTE 5:-     INVENTORIES

	December 31,
	2021	2020
Raw materials	$15,263	$13,376
Finished products	8,725	15,817

	$23,988	$29,193

In the years ended December 31, 2021, 2020 and 2019, the Group wrote-off inventories in the total amounts of $1,700, $4,175 and $4,493, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-     PROPERTY AND EQUIPMENT, NET

	December 31,
	2021	2020
Cost:
Computers and peripheral equipment	$24,561	$23,616
Office furniture and equipment	12,578	12,004
Leasehold improvements	3,184	3,213

	40,323	38,833
Accumulated depreciation:
Computers and peripheral equipment	22,644	21,697
Office furniture and equipment	10,689	10,136
Leasehold improvements	2,596	2,407

	35,929	34,240

Depreciated cost	$4,394	$4,593

Depreciation expenses amounted to $2,074, $1,936 and $1,692 for the years ended December 31, 2021, 2020 and 2019, respectively.

NOTE 7:-     INTANGIBLE ASSETS, NET

		Useful life	December 31,
		(years)	2021	2020
a.	Impaired cost:
	Acquired technology and license	4 - 10	$21,815	$19,857
	Customer relationship	4.5 - 9	4,951	4,750

			26,766	24,607
	Accumulated amortization:
	Acquired technology and license		19,639	19,299
	Customer relationship		4,757	4,739

			24,396	24,038

	Amortized cost		$2,370	$569

b.	Amortization expenses related to intangible assets amounted to $358, $332 and $352 for the years ended December 31, 2021, 2020 and 2019, respectively.
c.	Expected amortization expenses are as follows:

Year ending December 31,
2022	$804
2023	545
2024 and thereafter	1,021

$2,370

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-     FAIR VALUE MEASUREMENTS

In accordance with ASC 820, the Group measures its foreign currency derivative instruments and marketable securities. Investments in foreign currency derivative instruments and marketable securities are classified within Level 2 of the fair value hierarchy. This is because these assets (liabilities) are valued using alternative pricing sources and models utilizing market observable inputs.

The Group’s financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates:

	December 31, 2021
	Fair value measurements
	using input type
	Level 2	Total
Marketable securities	$89,976	$89,976
Financial assets related to foreign currency derivative hedging contracts	812	812

Total financial net assets as of December 31, 2021	$90,788	$90,788

	December 31, 2020
	Fair value measurements
	using input type
	Level 2	Total
Marketable securities	$55,344	$55,344
Financial assets related to foreign currency derivative hedging contracts	1,489	1,489

Total financial net assets as of December 31, 2020	$56,833	$56,833

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-     OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2021	2020
Payroll and other employee related accruals	$21,000	$16,930
Accrued expenses	9,344	7,152
Government authorities	4,226	1,475
Provision for return	3,509	2,962
Sundry	271	12

	$38,350	$28,531

NOTE 10:-   LONG-TERM BANK LOANS

In December 2015, the Company entered into loan agreements with an Israeli commercial bank that provided loans in the total principal amounts of $3,000 and Euro 3,000 (the “2015 Loans”). Certain amounts of the 2015 Loans were required to be maintained as a compensating bank deposit that decreased as the loans are repaid. The loans bore interest at LIBOR plus 1% to 2.5% and were payable in 20 equal quarterly installments through December 2020.

In December 2016, the Company entered into loan agreements with an Israeli commercial bank that provided loans in the total principal amount of $6,000 (the “2016 Loans”). Certain amounts of the 2016 Loans were required to be maintained as a compensating bank deposit that decreased over the repayment period of the loans. The loans bore interest at LIBOR plus 1.1% to 2.5% and were payable in 20 equal quarterly installments through December 2021.

As of December 31, 2020, the banks had a lien on the Company’s assets that secure the 2016 Loans and the Company was required to maintain a total of $600, in compensating balances with the banks.

As of December 31, 2020, the compensating balances were included in short-term and restricted bank deposits in the amount $600. The amount of the compensating balances that were required decreased as the loans were repaid. The agreements with respect to the 2015 Loans and the 2016 Loans required the Company, among other things, to meet certain financial covenants such as maintaining shareholders’ equity, cash balances, and liabilities to banks at specified levels, as well as achieving certain levels of operating income.

As of December 31, 2021, all of the loans were fully repaid.

NOTE 11:-   LEASES

a.Lease agreements:

The Group’s facilities are leased under several lease agreements for periods ending up to 2027, with options to extend the leases ending up to 2029. In addition, the Group has various operating lease agreements with respect to motor vehicles.

Lease expenses of office rent and vehicles for the years ended December 31, 2021, 2020 and 2019 were approximately $8,297, $8,000 and $8,149, respectively. Lease expenses for the years ended December 31, 2021, 2020 and 2019 include an offset for sublease rental of $1,547, $1,405 and $1,359, respectively.

The Group’s capitalized operating lease agreements have remaining lease terms ranging from 1 year to 7.5 years, including agreements with options to extend the leases for up to 5 years.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-   LEASES (Cont.)

The following table represents the weighted-average remaining lease term and discount rate:

Year ended
December 31,
2021
Weighted average remaining lease term	2.77 years
Weighted average discount rate	2.07%

The following table presents supplemental cash flows information related to the lease costs for operating and finance leases:

December 31,
2021
Cash paid for amounts included in measurement of lease liabilities:
Operating cash flows for operating leases *)	$8,793

*) Total operating cash flows for operating leases have been reduced by lease receipt in the amount of $743 in connection with lease modification agreement of the Company’s U.S. subsidiary, due to lease termination prior to its scheduled expiration.

The discount rate was determined based on the estimated collateralized borrowing rate of the Group, adjusted to the specific lease term and location of each lease.

Maturities of operating lease liabilities were as follows:

Year ending December 31,
2022	$8,330
2023	8,309
2024	1,428
2025	722
2026 and thereafter	1,366

Total lease payments *)	$20,155

Less- imputed interest	$(625)
Present value of lease liabilities	$19,530

*) Total lease payments have not been reduced by sublease rental payments of $1,786 due in the future under non-cancelable subleases.

In connection with the Company’s offices lease agreement in Israel, the lessor has a lien of $5,100 which is included in short-term and restricted bank deposits.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-   COMMITMENTS AND CONTINGENT LIABILITIES

a.	Purchases commitments:

1.The Group is obligated under certain agreements with its suppliers to purchase specified items of excess inventory which are expected to be utilized in 2022. As of December 31, 2021, non-cancelable purchase obligations were approximately $28,669.

2.In addition, the Group is obligated under certain agreements with its suppliers to purchase software as a service (SaaS) subscription services.

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

In November 2019, the Company and its former Israeli subsidiary, AudioCodes Development Ltd. (which was merged into the Company effective January 1, 2020), entered into a royalty buyout agreement (the “Royalty Buyout Agreement”) with the IIA relating to certain grants they had received from the IIA. The contingent net royalty liability to the IIA at the time of the Royalty Buyout Agreement with respect to these grants was $49,008 (the “Debt”), including interest to the date of the Royalty Buyout Agreement. As part of the Royalty Buyout Agreement, the Company agreed to pay $32,178 to the IIA (to settle the Debt in full) in three annual installments starting in November 2019. The annual installments were denominated in NIS and bore interest. Pursuant to the Royalty Buyout Agreement, the Company eliminated all royalty obligations related to its future revenues with respect to these grants.

In December 2021, December 2020 and November 2019, the Company paid the three installments of approximately $12,225, $11,580 and $10,700 million, respectively, due under the Royalty Buyout Agreement.

As of December 31, 2021, and 2020, the Company’s other Israeli subsidiaries have a contingent obligation to pay royalties to the IIA in the amount of approximately $19,137 and $18,136, respectively.

c.	Royalty commitments to third parties:

The Group has entered into technology licensing fee agreements with third parties. Under the agreements, the Group agreed to pay the third parties royalties, based on sales of relevant products.

d.	Legal proceedings:

In October 2021, the Company was sued in the Labor Tribunal for declaratory relief by the Industrialists Association. The proceedings were settled by agreement and sealed by the court on January 7, 2022. As part of the arrangement, the Company paid an insignificant amount.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-   SHAREHOLDERS’ EQUITY

a.	Treasury stock:

During the year ended December 31, 2014, the Company’s Board of Directors approved a share repurchase program to repurchase up to $3,000 of its ordinary shares (the “Share Repurchase Program”), which is the amount that the Company could repurchase under Israeli law without further approval from an Israeli court. During the seven years ended December 31, 2020, the Company received Israeli court approvals to purchase up to an additional $176,000 of its ordinary shares. In addition, in each of January 2021, July 2021 and December 2021, the Company received court approval to purchase up to an additional $30,000, $35,000 and $35,000, respectively of its ordinary shares (the “Permitted Amount”). The most recent court approvals also permit the Company to declare a dividend of any part of the Permitted Amount during the approved validity period. The current approval is valid through June 19, 2022.

As of December 31, 2021, pursuant to the Company’s Share Repurchase Program, the Company had repurchased a total of 30,796,692 of its ordinary shares at a total cost of $179,641 (of which 1,325,078 of its ordinary shares were repurchased during the year ended December 31,2021 for aggregate consideration of $41,852).

As to ordinary shares repurchased subsequent to December 31, 2021, see Note 19.

b.	Cash Dividends:

On February 4, 2021, the Company declared a cash dividend of $0.16 per share. The dividend, in the aggregate amount of approximately $5.3 million, was paid on March 4, 2021 to all of the Company’s shareholders of record on February 18, 2021.

On July 27, 2021, the Company declared a cash dividend of $0.17 per share. The dividend, in the aggregate amount of approximately $5.6 million, was paid on August 26, 2021 to all of the Company’s shareholders of record on August 11, 2021. See also Note 19.

As to cash dividend declared and paid subsequent to December 31, 2021, see Note 19.

c.	Issuance of ordinary shares in a public offering:

On June 8, 2020, the Company sold in a public offering 2,600,000 of its ordinary shares, at a price of $35 per share. The Company’s net proceeds from this offering were $85,426, after deducting underwriters’ discounts and commissions and other offering expenses.

d.	Employee and Non-Employee Share Option Plan:

In 2008, the Company’s Board of Directors approved the 2008 Equity Incentive Plan (the “Plan”) that became effective in January 2009. Under the Plan, options and RSUs may be granted to employees, officers, non-employee consultants and directors of the Company. As of December 31, 2021, the total number of shares authorized for future grant under the Plan is 787,785.

Options granted under the Plan expire seven years from the date of grant and any options that are forfeited or cancelled before expiration become available for future grants.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-   SHAREHOLDERS’ EQUITY (Cont.)

The following is a summary of the Company’s stock option activity and related information for the year ended December 31, 2021:

			Weighted
			average
		Weighted	remaining
		average	contractual	Aggregate
	Amount	exercise	term (in	intrinsic
	of options	price	years)	value
Options outstanding at beginning of year	914,915	$8.19	3.5	$17,709
Changes during the year:
Granted	3,000	$30.76
Exercised	(348,106)	$7.01
Forfeited	(18,000)	$13.77

Options outstanding at end of year	551,809	$8.88	2.91	$14,268

Options exercisable at end of year	396,422	$7.17	2.36	$10,928

The weighted average grant-date fair value of options granted during the years ended December 31, 2021, 2020 and 2019 was $10.64, $8.55 and $6.63, per option, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing share price on the last trading day of the fiscal year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on the last trading day of the fiscal year. This amount changes based on the fair market value of the Company’s ordinary shares.

Total intrinsic value of options exercised for the years ended December 31, 2021, 2020 and 2019 was $9,281, $10,633 and $9,352, respectively.

The options for employees outstanding as of December 31, 2021 have been separated into ranges of exercise prices, as follows:

	Number of	Weighted		Number of
	options	average		options	Weighted
	outstanding	remaining	Weighted	exercisable	average
Range of	as of	contractual	average	as of	exercise price
exercise	December 31,	life (in	exercise	December 31,	of exercisable
price	2021	years)	price	2021	options
$3.54-4.35	146,650	0.99	$4.02	146,650	$4.02
$5.00-6.90	104,668	2.24	$6.85	102,793	$6.86
$7.08-10.66	147,741	3.55	$8.61	103,172	$8.78
$11.52-30.76	152,750	4.61	$15.21	43,807	$14.69

	551,809	2.91	$8.88	396,422	$7.17

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-   SHAREHOLDERS’ EQUITY (Cont.)

The following is a summary of the Company’s RSU activity and related information for the year ended December 31, 2021:

		Weighted
	Number of	average grant
	shares	date fair value
RSUs outstanding at beginning of year	1,072,471	$20.88
Changes during the year:
Granted	633,333	$31.96
Vested	(457,373)	$17.85
Forfeited	(45,000)	$27.70

RSUs outstanding at end of year	1,203,431	$27.60

As of December 31, 2021, there was a total of $19,788 unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 3.11 years.

NOTE 14:-   TAXES ON INCOME

a.	Israeli taxation:
1.	Measurement of taxable income in dollars:

The Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Accordingly, results for tax purposes are measured in terms of earnings in dollars.

2.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”):

The Company’s production facilities in Israel have been granted the status of an “Approved Enterprise” in accordance with the Investment Law under four separate investment programs.

On April 1, 2005, an amendment to the Investment Law came into effect (the “2005 Amendment”) that significantly changed the provisions of the Investment Law. The 2005 Amendment limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as a “Beneficiary Enterprise”.

In January 2011, another amendment to the Investment Law came into effect (the “2011 Amendment”). According to the 2011 Amendment, the benefit tracks in the Investment Law were modified, and a flat tax rate applies to the Company’s income subject to this amendment (the “Preferred Income”). Once an election is made, the Company’s income will be subject to the amended tax rate of 16% from 2015 and thereafter (or 9% for a preferred enterprise located in development area A).

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-   TAXES ON INCOME (Cont.)

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2016 and 2017 Budget Years), 2016, which includes Amendment 73 to the Investment Law (“Amendment 73”) was published. According to Amendment 73, a preferred enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2016 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

Amendment 73 also prescribes special tax tracks for technological enterprises, which are subject to regulations that were issued by the Minister of Finance in May 2017. The new tax tracks under Amendment 73 are as follows: Preferred Technological Enterprise (“PTE”) - an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion. A PTE, as defined in the Investment Law, which is located in the center of Israel, will be subject to tax at a rate of 12% on profits deriving from intellectual property (in development area A - a tax rate of 7.5%).

On May 2019, the Company notified the Israel Tax Authority that it had waived its Beneficiary Enterprise status starting from the 2019 tax year and thereafter. Beginning in January 2020 and with respect to the Company’s taxable results from 2020 onwards, the Company elected to apply the terms of the Investments Law as per its PTE status.

3.	Tax benefits under the law for the Encouragement of Industry (Taxes), 1969 (the “Encouragement Law”):

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

Management believes that the Company is currently qualified as an “industrial company” under the Encouragement Law and, as such, is entitled to tax benefits, including: (i) deduction of purchase of know-how and patents and/or right to use a patent over an eight-year period; (ii) the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company; (iii) accelerated depreciation rates on equipment and buildings; and (iv) expenses related to a public offering on the Tel Aviv Stock Exchange Ltd. and on recognized stock markets outside of Israel, such as Nasdaq, are deductible in equal amounts over three years.

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

Israeli tax law (Section 20a to the Israeli Tax Ordinance) allows, under certain conditions, a tax deduction for research and development expenses, including capital expenses, for the year in which they are paid. Such expenses must relate to scientific research in industry, agriculture, transportation, or energy, and must be approved by the relevant Israeli government ministry, determined by the field of research. Furthermore, the research and development must be for the promotion of the company’s business and carried out by or on behalf of the company seeking such tax deduction. However, the amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Expenses incurred in scientific research that is not approved by the relevant Israeli government ministry will be deductible over a three-year period starting from the tax year in which they are paid. The Company believes that it is eligible for the abovementioned benefit for the majority of its research and development expenses.

5.	Tax rates:

Taxable income of the Israeli Companies is subject to a corporate tax rate of 23% in the years ended December 31, 2021, 2020 and 2019.

The Company is eligible for tax benefits as a PTE as mentioned in 2 above.

The deferred tax balances as of December 31, 2021 have been calculated based on the PTE effective tax rate (see also 2 above).

b.	U.S. taxation:

On December 22, 2017, the Tax Cuts and Jobs Act (“TCJA”) (H.R. 1) was signed into law. This Act includes, among other things, a permanent reduction to the U.S. corporate income tax rate from 35% to 21% effective January 1, 2018, and requires immediate taxation of accumulated, unremitted non-U.S. earnings.

The TCJA also established new tax provisions affecting 2018, including, but not limited to: (i) creating a new provision designed to tax global intangible low tax income (“GILTI”); (ii) generally eliminating U.S. federal taxes on dividends from foreign subsidiaries; (iii) eliminating the corporate alternative minimum tax (“AMT”); (iv) creating the base erosion anti-abuse tax (“BEAT”); (v) establishing a deduction for foreign derived intangible income (“FDII”); (vi) repealing domestic production activity deduction; and (vii) establishing new limitations on deductible interest expense and certain executive compensation.

ASC 740 requires companies to account for the tax effects of changes in income tax rates and laws in the period in which legislation is enacted (December 22, 2017). ASC 740 does not specifically address accounting and disclosure guidance in connection with the income tax effects of the TCJA.

The deferred tax balances as of December 31, 2021 and 2020 have been calculated based on the revised tax rates.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-   TAXES ON INCOME (Cont.)

The Group has completed the accounting for all the impacts of the TCJA. As part of finalizing the analysis, the Company’s U.S. subsidiary recorded adjustments that relate to the Transition Tax during the year ended December 31, 2018 and GILTI during the year ended December 31, 2021 in the total amounts of approximately $660 and $234, respectively.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted in the United States in response to the COVID-19 pandemic. The CARES Act contains temporary taxpayer favorable provisions related to the use of net operating losses and the deductibility of interest expense, charitable contributions, and qualified improvement property. The Company does not expect to be materially impacted by the CARES Act.

On December 27, 2020, the Consolidated Appropriations Act (“CAA”) was enacted in further response to the COVID-19 pandemic, in combination with omnibus spending for the 2021 federal fiscal year. The CAA extended many of the provisions enacted by the CARES Act, which did not have a material impact on the Company’s consolidated financial statements for the year ended December 31, 2021.  On March 11, 2021, the American Rescue Plan Act of 2021 (the “ARPA”) was enacted in still further response to the COVID-19 pandemic. The Company does not expect the provisions of the ARPA to have a material impact on the Company’s consolidated financial statements for the year ended December 31, 2021.

c.	Net operating loss carryforward:

As of December 31, 2020, the Company has realized all of its carryforward tax losses in Israel, which can be offset against taxable income (except those stated in the merger agreement (see note 1d). As of December 31, 2021, the Company recorded a net deferred tax asset of $4,377 in respect of other temporary differences.

As of December 31, 2021, the Company’s Israeli subsidiaries have total available carryforward tax losses of approximately $84,040. The net operating losses may be offset against taxable income in the future for an indefinite period. The Group does not expect utilization of such carryforward tax losses and therefore recorded full valuation allowance against the deferred tax assets in respect of such carryforward tax losses.

The Company’s U.S. subsidiary has total available carryforward tax losses of approximately $39,600 to offset against future U.S. federal taxable gains. These carryforward tax losses expire between 2022 and 2032. As of December 31, 2021, the Company’s U.S. subsidiary recorded a deferred tax asset of $4,413 in respect of such carryforward tax losses.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

d.	Income (loss) before taxes on income is comprised as follows:

	Year Ended December 31,
	2021	2020	2019
Domestic	$31,084	$30,008	$(18,264)
Foreign	8,563	6,639	6,949

	$39,647	$36,647	$(11,315)

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-   TAXES ON INCOME (Cont.)

e.	Taxes on income (tax benefits) are comprised as follows:

	Year Ended December 31,
	2021	2020	2019
Current taxes:
Domestic	$819	$300	$100
Foreign	1,615	701	707

	$2,434	$1,001	$807
Deferred tax expense (benefit):
Domestic	$2,464	$7,220	$(10,521)
Foreign	998	1,178	(5,578)

	$3,462	$8,398	$(16,099)

	$5,896	$9,399	$(15,292)

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax liabilities and assets are as follows:

	December 31,
	2021	2020
Deferred tax assets:
Net operating loss carryforward	$27,859	$26,506
Marketable Securities	207	—
Reserves and allowances	6,861	10,861

Net deferred tax assets before valuation allowance	34,927	37,367
Less - valuation allowance	(26,022)	(25,286)

Deferred tax asset	$8,905	$12,081

Deferred tax liability	$(612)	$(206)

Deferred tax asset:
Domestic	4,470	6,643
Foreign	4,435	5,438

	$8,905	$12,081

Deferred tax liability:
Domestic	$(612)	$(206)

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

A reconciliation between the theoretical tax expense (benefit), assuming all income is taxed at the Israeli statutory corporate tax rate applicable to the income of the Company, and the actual tax expense (benefit) as reported in the statement of operations is as follows:

	Year Ended December 31,
	2021	2020	2019
Income (loss) before taxes, as reported in the consolidated statements of operations	$39,647	$36,647	$(11,315)

Israeli statutory corporate tax rate	23.0%	23.0%	23.0%

Theoretical tax expense (benefit) on the above amount at the Israeli statutory corporate tax rate	$9,118	$8,429	$(2,602)
PTE	(3,555)	(3,424)	—
Changes in tax reserve for uncertain tax positions	175	—	—
Adjustments for previous years’ taxes	88	—	—
Income tax at rate other than the Israeli statutory corporate tax rate	603	411	78
Non-deductible expenses, including share-based compensation expenses	(137)	405	693
Losses for which valuation allowance was utilized	731	(2,500)	(12,076)
Changes in exchange rates of subsidiaries	(629)	(1,324)	(1,455)
Impact of tax rate change	—	6,931	—
Other	(498)	471	70

Actual tax expense (benefit)	$5,896	$9,399	$(15,292)

h.	Tax assessments:

The statute of limitations related to tax returns of the Company for all tax years up to and including 2016 has lapsed.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-   FINANCIAL INCOME (EXPENSES), NET

	Year Ended December 31,
	2021	2020	2019
Financial expenses:
Interest	$(621)	$(657)	$(198)
Loss related to non-hedging derivative instruments	(12)	—	—
Amortization of marketable securities premiums and accretion of discounts, net	(1,387)	(172)	(80)
Exchange rate differences	(293)	(1,975)	(2,171)
Other	(252)	(171)	(322)

	(2,565)	(2,975)	(2,771)
Financial income:
Gain related to non-hedging derivative instruments	—	17	—
Interest and other	2,688	1,255	1,010

	2,688	1,272	1,010

Financial income (expenses), net	$123	$(1,703)	$(1,761)

NOTE 16:-   EARNINGS PER SHARE

	Year Ended December 31,
	2021	2020	2019
Numerator:
Net income	$33,751	$27,248	$3,977

Denominator:
Denominator for basic earnings per share - weighted average number of ordinary shares, net of treasury stock	32,703,478	31,440,093	29,251,888
Effect of dilutive securities:
Employee stock options, warrants and RSUs	1,142,081	1,475,590	1,548,016

Denominator for diluted earnings per share - adjusted weighted average number of shares	33,845,559	32,915,683	30,799,904

NOTE 17:-   GEOGRAPHIC INFORMATION

Summary information about geographic areas:

The Group manages its business on a basis of one reportable segment (see Note 1 for a brief description of the Group’s business). The data is presented in accordance with ASC 280, “Segment Reporting”. Revenues in the table below are attributed to geographical areas. based on the location of the end customers.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:-   GEOGRAPHIC INFORMATION (Cont.)

The following presents total revenues for the years ended December 31, 2021, 2020 and 2019 and long-lived assets as of December 31, 2021,2020 and 2019.

	Year Ended and as of December 31,
	2021		2020		2019
		Long-		Long-		Long-
	Total	lived	Total	lived	Total	lived
	revenues	assets	revenues	assets	revenues	assets
Americas, principally the United States	$115,806	$977	$103,190	$4,310	$97,453	$4,740
Europe	88,746	662	75,490	403	72,956	424
Far East	38,988	706	36,083	768	27,233	480
Israel	5,380	20,876	6,011	25,111	2,645	29,337

	$248,920	$23,221	$220,774	$30,592	$200,287	$34,981

The Group has derived approximately 42% of its revenues for the year ended December 31, 2021 from sales in the United States.

NOTE 18:-   DERIVATIVE INSTRUMENTS

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

As of December 31, 2021 and 2020 the Group had a net deferred gain associated with cash flow hedges of $719 and $1,319, respectively, recorded in other comprehensive income (loss).

As of December 31, 2021 and 2020, the Group had outstanding forward and options collar (cylinder) contracts in the amount of $44,000 and $10,500, respectively, which were designated as payroll and rent hedging contracts. In addition, as of December 31, 2021 and 2020, the Group had $3,500 and $3,500, respectively, outstanding forward contracts which are not designated as hedging contracts.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-   DERIVATIVE INSTRUMENTS (Cont.)

The fair value of the Group’s outstanding derivative instruments and the effect of derivative instruments in cash flow hedging relationship on other comprehensive income for the years ended December 31, 2021 and December 31, 2020 are summarized below:

Foreign exchange forward		December 31,
and options contracts	Balance sheet	2021	2020

Fair value of foreign exchange forward and options collar (cylinder) contracts	“Other receivables and prepaid expenses”	$812	$1,489

Gains recognized in other comprehensive income (effective portion)	“Other comprehensive income (loss)”	$719	$1,319

The effect of derivative instruments in cash flow hedging relationship on income for the years ended December 31, 2021 and 2020 is summarized below:

		Year Ended
Foreign exchange forward	Comprehensive	December 31,
and options contracts	Income (loss)	2021	2020
Comprehensive income (loss) from derivatives before reclassifications	“Other comprehensive income (loss)”	$1,538	$3,445

Loss reclassified from accumulated other comprehensive income (loss) (effective portion)	“Operating expenses (income)”	$(2,138)	$(2,126)

NOTE 19:-   SUBSEQUENT EVENT

1.On January 31, 2022, the Company declared a cash dividend of $0.18 per share. The dividend, in the aggregate amount of approximately $5.8 million, was paid on March 1, 2022 to all of the Company’s shareholders of record on February 15, 2022.

2.Subsequent to December 31, 2021, the Company repurchased additional 720,124 of its ordinary shares for an aggregate consideration of $20,869.