Form 20-F
period 2022-12-31
AUDIOCODES LTD
filed 2023-04-24
CIK 1086434

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

As of December 31, 2022, the Registrant had outstanding 31,688,544 Ordinary Shares, nominal value NIS 0.01 per share.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐ No ☒

PRELIMINARY NOTE

This Annual Report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. These forward-looking statements can generally be identified as such because the context of the statement will include words such as may, “will,” “intends,” “plans,” “believes,” “anticipates,” “expects,” “estimates,” “predicts,” “potential,” “continue,” or “opportunity,” the negative of these words or words of similar import. Similarly, statements that describe our business outlook or future economic performance, anticipated revenues, expenses or other financial items, introductions and advancements in development of products, and plans and objectives related thereto, and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are also forward-looking statements. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under Item 3.D, “Key Information – Risk Factors” of this Annual Report.

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

ITEM 1.         IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.        KEY INFORMATION

A.	[RESERVED]
B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

●	Adverse macroeconomic conditions, including inflationary pressures and potential recessionary conditions, as well as actions taken by central banks and regulators across the world in an attempt to reduce, curtail and address such pressures and conditions;
●	Our quarterly results of operations have fluctuated in the past and we expect these fluctuations to continue, any actual or anticipated fluctuations in our results of operations could require that we issue revised guidance, and the failure to meet the expectations of our investors or analysts could have a material and adverse impact on our share price;
●	Our business will be harmed if Microsoft or our other contact center, unified communications and ALL-IP project partners abandon or fail to achieve the expected growth of solutions compatible with our products or if we are unable or unwilling to change our products when and as may be required in order to remain a certified partner;
●	If our new products fail to generate anticipated demand, we will realize a lower-than-expected return from our investment in research and development;
●	Rapid technological development in the communications equipment market necessitates that we effectively manage transition to the next generation of our products;
●	The ongoing transition to the use of cloud-based software creates challenges for us because some of our products are intended for on-premises use;
●	The increased adoption of IP networks may adversely affect the demand for media gateway products;
●	New industry standards, the modification of our products to meet additional existing standards or the addition of features to our products may delay the introduction of our products or increase our costs;
●	Because we sell most of our products and services to customers who function as intermediaries, such as original equipment manufacturers, or OEMs, network equipment providers, or NEPs, system integrators, carriers/service providers, resellers and distributors, rather than directly to end-users, we are heavily reliant on such intermediaries and have less control over the ultimate selection of products by end-users;
●	The markets we serve are highly competitive;
●	We rely on (i) third-party subcontractors to assemble, and original design manufacturers, or ODMs, to design and manufacture, some of our products, and (ii) third-party suppliers to provide us with key components on a timely basis;
●	We may need additional financing to operate or grow our business;
●	Uncertain economic conditions, macroeconomic changes and trade wars (such as the trade war between the U.S. and China) may adversely affect our business;
●	Political, economic and military conditions in Israel directly affect our operations and we are subject to specific risks, such as (i) fluctuations in the value of the dollar against the NIS, and (ii) labor disputes and strikes, including those arising from recent governmental proposals to reform the Israeli judiciary;
●	We are subject to ongoing costs and risks associated with complying with changing laws and regulations in multiple jurisdictions, including with respect to protection of our intellectual property, privacy, the use of environmentally friendly materials in our products, electronic equipment waste disposal and encryption technology;

●	We have a significant presence in international markets and plan to continue to expand our international operations, which exposes us to a number of risks that could affect our future growth;
●	There are significant shortages of critical components that we utilize and therefore, we may not be able to manufacture sufficient quantities to keep up with market demand; and
●	Our wage-related expenses in Israel have increased exponentially as a result of the ongoing shortage of skilled research and development, or R&D, employees in Israel, which is causing heightened competition to recruit new employees.

Risks Related to Our Business, Strategy and Industry

Epidemics, pandemics, global health crises, or other public health events, threats and concerns, including, but not limited to, the spread of COVID-19, could have a material adverse effect on our business, financial position, operating results and cash flows.

Epidemics, pandemics, global health crises, or other public health events, threats and concerns, including, but not limited to, the global spread of COVID-19, Ebola, the H1N1 flu virus, the Zika virus, Severe Acute Respiratory Syndrome and other highly communicable diseases, outbreaks of which have occurred fairly recently in various parts of the world in which we operate, could adversely impact our operations, the operations of our clients and the global economy, including the level of demand for our services.

In particular, a resurgence of COVID-19, including its highly contagious variants and sub-lineages, could present significant and additional challenges and risks to businesses around the world. Governmental authorities of many countries, including Israel and the United States, previously implemented, and could elect to re-implement, significant measures to control the spread (or resurgence) of COVID-19, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of businesses. In response to the COVID-19 pandemic, we previously implemented remote working and workplace protocols for our employees in Israel in accordance with Israeli Ministry of Health requirements and similar arrangements in other countries in which we operate.

The COVID-19 pandemic disrupted supply chains and affected production and sales across a range of industries, including the industry in which we operate. While we have previously managed, and will continue to actively manage, the business in an attempt to mitigate the impacts of the COVID-19 pandemic, we cannot at this time estimate the duration or full magnitude that the COVID-19 pandemic could ultimately have on our business, results of operations and financial condition.

Governmental reactions to the COVID-19 pandemic, lockdowns, including shelter-in-place orders, and social distancing policies adopted by governments worldwide to manage the COVID-19 pandemic led to an acceleration in the adoption of work from home (Work from Home or WFH) policies and technologies, a global trend that had already been gaining momentum in the past few years. To ensure business continuity, companies and contact centers were compelled to transition their employees quickly from a physical office to a Work from Home, or WFH environment. This in turn led to increased demand for UCaaS (UC as a Service) and video conferencing solutions, such as Microsoft Teams and Zoom, as well as WFH agent solutions for contact centers. As a result of these recent trends, we have experienced an increased demand for our related products and solutions.

In response to such increased demand, we previously launched WFH promotions and solutions aimed at helping companies offer reliable and high-quality voice communications for WFH employees and contact center agents. Businesses that previously were unable to transition to WFH, or faced challenges in their implementation of WFH arrangements due to aging or inappropriate communications solutions, have begun, and will likely continue, to adopt policies and technologies to better prepare them for future foreseeable and unforeseeable events that prevent employees from working in a physical on-site office, a trend which has provided a direct benefit to our business. While we believe that more businesses may ultimately decide to transition to WFH, either fully or partially, as a continuing alternative to the manner in which they conducted their operations before the COVID-19 pandemic, any material decreases to the use of WFH could have a material and adverse effect on our business, operations and financial condition.

We are continuously monitoring our own operations and have taken, and intend to continue to take, appropriate actions to mitigate the risks arising from the COVID-19 pandemic to the best of our abilities. Nevertheless, there can be no assurances that we will be successful in doing so. The ultimate magnitude and effect of the continued spread of COVID-19 globally, and the resulting social, economic and labor instability attributable to COVID-19, cannot be predicted or estimated at this time. The discovery of any new strains of COVID-19, the development, availability and effectiveness of treatments or vaccines for COVID-19, and the general resuming of widespread economic activity could materially impact our business and operations. Therefore, we can give no assurances that the spread (or any resurgence) of COVID-19 will not have a material adverse effect on our financial position or results of operations in 2023 and beyond.

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

Our OEM customers, potential customers or partners may develop or prefer to develop their own technical solutions, use their own internal resources as an alternative to our technical services, or purchase third-party technology or services as an alternative to our technical services, and as a result, may not buy our products.

We sell our products as components or building blocks to some potential customers, such as large OEMs, NEPs, enterprises and carriers. These customers incorporate our products into their product offerings, usually in conjunction with value-added services of their own or of third parties. These potential customers may prefer to develop their own technology or purchase third-party technology. They could also manufacture their own components or building blocks that are similar to the ones we offer. Large customers have already committed significant resources in developing integrated product offerings. Customers may decide that this gives them better profitability and/or greater control over supplies, specifications and performance. Customers may therefore not buy components or products from an external manufacturer such as us. This could have an adverse impact on our ability to sell our products and, as a result, may reduce our revenues.

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

Our competitors in the area of enterprise session border controllers include, among others, Oracle, Ribbon Communications, Metaswitch (acquired by Microsoft), TE-Systems and Ingate.

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

Our competitors in the area of applications leveraging speech recognition and conversational AI technology include, among others, Twilio, Nuance (which was recently acquired by Microsoft) and IBM, as well as Contact Center vendors (including Genesys, NICE and Five9s). Some public cloud providers offer technology and services that partially overlap with ours and several smaller start-up companies are also developing competing solutions.

Our competitors in the area of Conversational IVR and Speech Attendants include companies such as Nuance, Parlance, and other contact center vendors IVR solutions.

Our competitors in the area of SmartTAP360 live which focuses mainly on compliance and quality recording in conjunction with Microsoft Teams are listed in the certified list of Microsoft vendors although we mainly see in the mid-market projects ASC, Redbox, NICE and Verint.

Our competitors in the area of Meeting Insights, which is focused on productivity enhancement and organization repository in the Microsoft environment, are Avoma, Otter and sometimes also Microsoft (with Stream or Teams premium).Our principal competitors in the area of IP phones and meeting room devices are “best-of-breed” IP phone vendors and end-to-end IP telephony vendors. “Best of breed” IP phone vendors sell standards-based SIP phones that can be integrated into any standards-based IP-PBX or hosted IP telephony system. These competitors include Poly (acquired by HPQ), Yealink, Grandstream, Logitech, Crestron, VTEC (which acquired Snom Technology) and many others.

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

Our main competitor in the area of Live is the in-house implementation of projects (after buying products either directly or through an integrator). Competition is also in the form of system integrators such as Converge One in USA, NTT or BT and numerous others in various sizes and locations and specialties.

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

We also sell our products directly to telecommunications carriers, service providers or other end-users. We have traditionally relied on third-party distributors and OEMs to test and/or sell our products and to inform us about the requirements of end-users. Telecommunications carriers and other service providers have great bargaining power in negotiating contracts. Generally, contracts with end-users tend to be more complex and impose more obligations on us than contracts with third-party distributors. We may be unable to meet the requirements of these contracts. If we are unable to meet the conditions of a contract with an end-user customer, we may be required to pay liquidated damages or become subject to liabilities that could result in a material adverse effect on our results of operations.

Selling directly to end-users and VARs may adversely affect our relationship with our current third-party distributors upon whom we expect to continue to rely for a significant portion of our sales. The loss of third-party distributors and OEMs, or a decreased commitment by them to sell our products as a result of direct sales by us, could adversely affect our sales and results of operations.

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

Texas Instruments Incorporated, DSPG and Rockchip, collectively,  supply all of the chips for our signal processor product line. Our signal processor line is used both as a product line in its own right and as a key component in our other product lines. Motorola and Cavium Networks manufacture all of the communications and network processors currently used in our embedded communications boards and network products.

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

In 2022, 2021 and 2020, sales to Westcon Group, our largest customer in 2022, accounted for approximately 15.1%, 15.4% and 13.0%, respectively, of our total revenues, and sales to ScanSource Communications Group accounted for approximately 10.0%, 10.9% and 13.5%, respectively, of our total revenues. Both ScanSource and Westcon act as distributors or perform order fulfillment for smaller orders from other customers and do not purchase products for internal use. If we lose a large customer, or if purchases made by such customers are significantly reduced, or if a large customer fails to pay for the products it purchases from us, our revenues and results of operations could be adversely affected.

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

In recent years we have invested heavily in our product offerings that meet the requirements of the Microsoft Skype for Business and Microsoft Teams ecosystems. The nature of this Microsoft solution is undergoing major change and, as part of this change, we are witnessing a shift from on-premises solutions to cloud-based or hybrid on-premises and cloud-based solutions. This directly impacts the suitability of our products to end-users and impacts end-user demand for products in a changing technical environment. In 2018, Cisco completed the acquisition of BroadSoft. This acquisition has impacted BroadSoft’s directions and future developments, and, as a result, our investment in compatibility with the BroadSoft BroadWorks and BroadCloud solutions. These changes have affected, and may continue to affect, the revenues we derive from selling into BroadSoft/Cisco solutions. Genesys, a long-term partner of ours, is also in the process of shifting from on-premises solutions to cloud-based or hybrid on-premises and cloud-based solutions, with potential impact on the suitability and demand of our products in Genesys contact center deployments. We have little control and influence over the third parties with whom we engage, and therefore, any alterations or changes made by such third-party partners can negatively impact the results of our operations on reasonably short notice. We may be unable to recover or adapt to such changes.

Growing emphasis by the investment community, regulators and other stakeholders on environmental, social and governance-related matters could impact our business and operations.

As members of the investment community have started to heavily factor in a company’s commitment to environmental, social and governance, or ESG related initiatives and sustainability performance as part of their overall investment thesis and strategy, such investors could elect to eventually forego their investment in us to the extent we fail to satisfy such metrics. Moreover, the increased focus by investors, regulators and other stakeholders on ESG related practices and disclosures has created, and will likely create for the foreseeable future, increased pressure regarding the enhancement of, and modification to, our disclosure and governance practices. Additionally, the SEC has exhibited a growing emphasis on each company’s ESG disclosure practices, including through the establishment of a Climate and ESG Task Force in the Division of Enforcement.  As a result of the foregoing, we currently face, and are likely to continue to face, increasing pressure regarding our ESG-related disclosures, practices, initiatives and sustainability performance in the near- and long-term.

Financial and Economic Risks

High rates of global inflation and the occurrence of a recession could have a material and adverse impact on our business, results of operations and financial condition.

During 2022, the global markets experienced, and continue to experience, higher rates of inflation as a result of several market factors, including in the form of increased costs pertaining to labor, materials, shipping and overhead. As a result of these inflationary pressures, governments in many countries have implemented tighter monetary policies, which could slow the growth rate of local economies and restrict the availability of credit. We believe that our financial condition and results of operations have thus far not been materially impacted by inflationary pressures. However, to the extent the current rates of inflation and shifts in fiscal and monetary policy result in prolonged and slower growth or a recession, it could have a material and adverse effect on the demand for our products and services and, in the process, our business, results of operations and financial condition as a whole, including with respect to general and administrative expenses as a percentage of total revenue. Moreover, in the event that a global recession was to occur, it could adversely impact the critical counterparties that we engage, including in the form of a decrease in the products and services they seek to obtain from us.

Material and adverse developments impacting the financial services industry at large, including the occurrence of actual (or widespread concerns regarding the potential occurrence of) defaults, illiquidity, operational failures and non-performance by financial institutions and critical counterparties, could have a material and adverse effect on our business, financial condition and results of operations.

The occurrence of actual (or widespread concerns regarding the potential occurrence of) illiquidity, operational failures, defaults, non-performance or other material and adverse developments that impact financial institutions and transactional counterparties, or other entities within the financial services industry at large, have previously caused, and could continue to cause, market-wide liquidity issues, bank-runs and general contagion across the global financial industry. For example, on March 10, 2023, Silicon Valley Bank, or SVB, was closed by the California Department of Financial Protection and Innovation and the Federal Deposit Insurance Corporation, or the FDIC, was subsequently appointed as a receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each placed into receivership. We did not maintain accounts with either bank. While the U.S. Federal Reserve Board, the FDIC and the U.S. Department of Treasury collectively agreed to guarantee all deposits, above and beyond the limit on insured deposits of $250,000 at these financial institutions, there can be no assurance that there will not be additional bank failures or issues in the broader financial system. Likewise, there is no guarantee that any of the U.S. Department of Treasury, the FDIC or the Federal Reserve Board will provide access to any additional uninsured funds in the future in the event of the closure or failure of any other banks or financial institutions, or that they would do so promptly or in a timely fashion. Additionally, substantial and rapid increases in interest rates and inflation have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. While the U.S. Department of Treasury, Federal Reserve Board and the FDIC have announced a program to provide up to $25 billion of loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, the liquidity needs of financial institutions, including as a result of widespread demands for customer withdrawals, may exceed the capacity of such program.

Furthermore, we and other parties with whom we conduct business and engage commercially may be unable to access critical funds in deposit accounts or other accounts held with a closed or failing financial institution or pursuant to lending arrangements with such financial institutions. Accordingly, in such instance, our ability to pay our obligations, and any of our counterparties’ ability to pay their respective obligations, or enter into new commercial arrangements requiring additional payments, could be materially and adversely affected. Counterparties to SVB credit agreements and arrangements, and third parties such as beneficiaries of letters of credit, among others, could experience direct and indirect impacts from financial institutions in the future and uncertainty remains over liquidity concerns in the broader financial services industry. Any material and adverse effects from the foregoing could additionally impact the broader capital markets and, in turn, our ability to access those markets.

Our customers may require us to produce products or systems to hold in inventory in order to meet their “just in time,” or short lead time, delivery requirements. If we are unable to sell this inventory on a timely basis, we could incur charges for excess and obsolete inventory which would adversely affect our results of operations.

Our customers expect us to maintain an inventory of products available for purchase off the shelf subsequent to the initial sales cycle for these products. This may require us to incur the costs of manufacturing inventory without having a purchase order for the products. The VoIP industry is subject to rapid technological change and volatile customer demands, which result in a short product commercial life before a product becomes obsolete. If we are unable to sell products that are produced to hold in inventory, we will need to write-off all or a part of the inventory value of these products. Write-offs could adversely affect our operating results and financial condition. During the year ended December 31, 2022, the Group's inventory write off was immaterial. We wrote off inventory in an aggregate amount of $1.7 million in 2021 and $4.2 million in 2020. We have incurred write-offs as a result of slow-moving items, excess inventories, discontinued products and products with net realizable value lower than cost.

The right of our customers to return products and their right to exchange products may affect our ability to recognize revenues, which could adversely affect our results of operations.

Some of our customers expect us to permit them to return some or all of the products they purchase from us. If we contractually agree to allow a customer to return products, the customer may be entitled to a refund for the returned products or to receive credit for the purchase of replacement products. If we agree to this type of contractual obligation, it could affect our ability to recognize revenues. In addition, if we are not able to resell any products that are returned, we would have to write-off this inventory. This could adversely affect our results of operations.

We may need additional financing to operate or grow our business. We may not be able to raise additional financing for our capital needs on favorable terms, or at all, which could limit our ability to expand and to continue our long-term expansion plans.

We may need additional financing to operate our business, continue our longer-term expansion plans or acquire other businesses. To the extent that we cannot fund our activities and acquisitions through our existing cash resources and any cash we generate from operations, we may need to raise equity or debt funds through additional public or private financing. We cannot be certain that we will be able to obtain additional financing on commercially reasonable terms, or at all. This could inhibit our growth, increase our financing costs or cause us severe financial difficulties.

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

Our gross margin has fluctuated and been negatively affected in the past, and could continue to be negatively affected, by amortization expenses in connection with acquisitions, expenses related to share-based compensation, increases in manufacturing costs, a shift in our sales mix towards our less profitable products and services, increased customer demand for longer product warranties, fixed expenses that are applied to a lower revenue base, exchange rate fluctuations and increased cost pressures as a result of increased competition. Acquisitions of new businesses could also negatively affect our gross margin. A decrease in our gross margin could cause an adverse effect on our results of operations.

Uncertain economic conditions may adversely affect our business.

In the past, uncertain global and local economic conditions have had a significant impact on the technology industry and our major customers and potential customers. Conditions may continue to be uncertain or may be subject to deterioration, which could lead to a reduction in consumer and customer spending overall and result in an adverse impact on sales of our products. A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses, which could lead to a significant reduction in their orders of our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity. A significant adverse change in a customer’s financial and/or credit position could also require us to assume greater credit risk relating to that customer’s receivables or could limit our ability to collect receivables related to previous purchases by that customer. As a result, our allowance for credit losses and write-offs of accounts receivable could increase.

The ongoing trade war between China and the United States and its potential escalation may have an adverse effect on our business operations and revenues.

Starting in April 2018, the United States imposed a 25% tariff on steel and a 10% tariff on aluminum imports from other countries. On July 6, 2018, the United States imposed 25% tariffs on $34 billion worth of Chinese goods. China instituted retaliatory tariffs on certain United States goods. In 2019, the United States and China implemented several rounds of tariff increases and retaliations. On January 15, 2020, the United States and China signed a Phase One trade deal pursuant to which, among other things, the United States will modify existing tariffs. Due to the dynamic nature of governmental actions and responses, we are subject to uncertainty as to whether and when proposed tariffs will come into effect. Since we operate in the United States and deliver products and services to customers in the United States, the trade war has adversely affected us, and especially if and when it is escalated, may cause global economic turmoil and adversely impact the supply chain for our products, the cost of our products and the demand for our products and, thus, may have a material adverse effect on our business and results of operations.

The prices of our products may become less competitive due to foreign exchange fluctuations.

Although we have operations throughout the world, the majority of our revenues and our operating costs in 2022 were denominated in, or linked to, the dollar. Accordingly, we consider the dollar to be our functional currency. However, a significant portion of our operating costs in 2022 (including our cost of revenues) were incurred in NIS. During 2022, the NIS depreciated against the dollar, which resulted in a decrease in the dollar cost of our operations in Israel. As a result of this differential, from time to time we may experience increases in the costs of our operations outside the United States, as expressed in dollars. If there is a significant increase in our expenses, we may be required to increase the prices of our products and may be less competitive. Currently, our international sales are denominated primarily in dollars. Therefore, any devaluation in the local currencies of our customers relative to the dollar could cause customers to decrease or cancel orders or default on payment.

Our sales to European customers denominated in Euros are increasing. Sales denominated in Euros could make our revenues subject to fluctuation in the Euro/dollar exchange rate. If the dollar appreciates against the Euro, we may be required to increase the prices of our products that are denominated in Euros. In 2022, the Euro depreciated against the dollar, which resulted in an increase in the prices of our products that are denominated in Euros.

The ongoing conflict in Ukraine, including the actual (or perceived threat of an) expansion or exacerbation of such conflict, and the actions undertaken by western nations (and their allies) in response to Russia’s actions, has resulted, and could continue to result in, significant impacts on the global markets for the foreseeable future.

In February 2022, Russia launched a large-scale invasion of Ukraine, and Russia and Ukraine continue to engage in active and armed conflict. Such conflict has resulted, and will likely continue to result in, significant destruction of Ukraine’s infrastructure and substantial casualties amongst military personnel and civilians. As a result of Russia’s invasion of Ukraine, the governments of several nations have implemented commercial and economic sanctions against Russia (as well as certain banks, companies, government officials, and other individuals in Russia and Belarus). In addition to governmental entities, actors in the private sector, including, among others, tech firms, consumer brands and major manufacturers, have stopped, or publicly announced that they intend to stop, operations in Russia and cease their partnerships with Russian firms, and shippers, insurance companies and refiners have similarly indicated that they will no longer purchase or ship crude oil from Russia.

In March 2022, Israel’s then Foreign Minister Mr. Yair Lapid indicated that Israel would not function as a route to bypass sanctions imposed on Russia by the United States and other western countries, and Israeli banks have elected to sever relationships with sanctioned Russian banks. Israel has not, as of the date of this Annual Report, imposed explicit sanctions on Russia or Belarus; however, it has publicly rejected Russia’s annexation of the four occupied regions of Ukraine and voiced support for Ukraine’s sovereignty and territorial integrity. Moreover, Israeli companies that have ties to the United States, the United Kingdom and the European Union could be indirectly subject to the measures imposed by such nations.

While it is not possible to predict or determine the ultimate consequences and impact of the conflict in Ukraine, such conflict could result in, among other things, significant regional instability and geopolitical shifts, and material and adverse effects on global macroeconomic conditions, financial markets, exchange rates and supply chains. To the extent negotiations between Russia and Ukraine are ultimately unsuccessful, the conflict in Ukraine could have a lasting impact in the near- and long-term on the financial condition, business and operations of our business (and the businesses of the counterparties with whom we engage), and the global economy at large.

Macroeconomic changes, including political disturbances, geopolitical instability, and trade wars, may adversely impact our business and operations.

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

Any shortages in, or increased costs of, semiconductors (and other components) could adversely impact our business and financial condition, including in the form of reduced revenues and increased costs and expenses.

Since the onset of COVID-19, the semiconductor industry has experienced, and continues to experience, significant shortages in capacity, which has resulted in the elongation of the lead time required to produce semiconductors. Given that semiconductors are a key component in our business, the inability to receive sufficient amounts of semiconductors on an expedited basis could impact our ability to deliver our products and services to third parties on a timely basis or could lead to an increase in the costs of inventory and overall purchase price of components. In the event that the capacity shortage in the semiconductor industry (and other components) continues for an extended period of time in the future, it could, among other things, have a material and adverse impact on (i) our manufacturing capabilities, (ii) our customer relationships, (iii) demand for our products and services and (iv) revenue and results of operations more generally. In the event that the semiconductor shortage improves in the near-term, such industry is historically cyclical and is characterized by rapid and recurring changes in technology, price erosion, short product life cycles, fluctuations in supply and demand, and product obsolescence. Therefore, another material shortage could occur in the future. Given the current uncertainty of the global markets, we are not able at this time to estimate the ultimate long-term impact that the shortage of semiconductors (or other components) will have on our business.

Risks Related to Operations in Israel

Conditions in Israel affect our operations and may limit our ability to produce and sell our products or raise finance and instability in the Middle East may adversely affect us.

We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. There has been an increase in unrest and terrorist activity in Israel, which has continued with varying levels of severity for many years through the current period of time. This has led to ongoing hostilities between Israel, the Palestinian Authority, other groups in the West Bank and the Gaza Strip, and the northern border with Lebanon, as well as in the Golan Heights. The future effect of these conflicts on the Israeli economy and our operations is unclear. The Israeli-Palestinian conflict may also lead to political instability between Israel and its neighboring countries. Ongoing violence between Israel and the Palestinians, as well as tension between Israel and its neighboring countries, may have a material adverse effect on our business, financial conditions and results of operations.

Political events in various countries in the Middle East, such as Syria, Iraq, Iran and Egypt, have weakened the stability of those countries, and have allowed extreme terrorists organizations, such as ISIS, to operate in certain territories in the Middle East. This instability may lead to deterioration of the geo-political conditions in the Middle East. In addition, this instability has affected the global economy and marketplace through fluctuations in oil and gas prices. Our headquarters and research and development facilities are located in the State of Israel. Any events that affect the State of Israel may impact us in unpredictable ways. For example, the global movement for a campaign of Boycott, Divestment and Sanctions (BDS) against Israel may adversely affect our sales in certain countries. We have contingency plans for alternative manufacturing and supply sources, but these plans may prove to be insufficient. Should our operations be impacted in a significant way, this may materially and adversely affect the results of our operations.

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

We could also be materially and adversely impacted by the ongoing political climate in Israel. For example, in response to the Israeli government’s recently proposed plan to overhaul the Israeli judiciary, Israeli labor unions have launched nationwide strikes, and airports, ports, major retailers and other public areas have been temporarily grounded as a result. We are unable at this time to determine the ultimate impact that these labor strikes and other developments relating to such policies will have on our business, operations and the Israeli economy at large.  Furthermore, the Israeli government is currently pursuing extensive changes to Israel’s judicial system. In response to the foregoing developments, certain leading international financial institutions, including investment banks, investors and key economists, have indicated several causes for concern, including that such proposed changes, if adopted, may cause a downgrade to Israel’s sovereign credit rating and Israel’s international standing, which would adversely affect the macroeconomic condition in which we operate, and also potentially deter foreign investment into Israel or Israeli companies, which may, among other things, hinder our ability to raise additional funds, if deemed necessary by our management and board of directors.

We are adversely affected by the changes in the value of the dollar against the NIS and could be adversely affected by the rate of inflation in Israel, and we may incur losses as a result of our forward contracts and other hedging activities.

We generate most of our revenues in dollars and, in 2022, a significant portion of our expenses, primarily salaries, related personnel expenses and the leases of our buildings in Israel, were incurred in NIS. We anticipate that a significant portion of our expenses will continue to be denominated in NIS.

Our NIS related costs, as expressed in dollars, are influenced by the exchange rate between the dollar and the NIS. During 2022, the NIS depreciated against the dollar, which resulted in a decrease in the dollars cost of our operations in Israel and during 2021 and 2020, the NIS appreciated against the dollar, which resulted in an increase in the dollar cost of our operations in Israel. To the extent the dollar weakens against the NIS, we could experience an increase in the cost of our operations, which are measured in dollars in our financial statements, which could adversely affect our results of operations. In addition, in periods in which the dollar appreciates against the NIS, we bear the risk that the rate of inflation in Israel will exceed the rate of such devaluation of the NIS in relation to the dollar or that the timing of such devaluations lags considerably behind inflation, which will increase our costs as expressed in dollars.

A decrease in value of the dollar in relation to the NIS could have the effect of increasing the cost in dollars of these expenses. Our dollar-measured results of operations were adversely affected in 2021 and 2020 when the NIS appreciated substantially against the dollar. This could happen again if the dollar were to decrease in value against the NIS.

In order to manage the risks imposed by foreign currency exchange rate fluctuations, from time to time, we enter into currency forward and put and call options contracts to hedge some of our foreign currency exposure. While we have sought to hedge certain exposures to changes in foreign currency exchange rates through the use of such instruments, we cannot assure that foreign currency fluctuations will not have a material and adverse effect on our financial condition, results of operations and business. Our use of derivative transactions, including forward contracts, could additionally expose us to the risk of financial loss upon unexpected or unusual variations in the macroeconomy. Likewise, if we wish to maintain the dollar-denominated value of our products in non-U.S. markets, devaluation in the local currencies of our customers relative to the dollar may cause our customers to cancel or decrease orders or default on payment. We can provide no assurance that our hedging arrangements will be effective nor that the strategies underlying these arrangements will be successful, if at all. If any of the strategies we utilize to manage our exposure to various types of currency exchange risk is not effective, we may incur additional losses.

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations have an impact on our profitability and period-to-period comparisons of our results of operations. For example, in 2022, the value of the dollar increased in relation to the NIS by 13.2% and the inflation rate in Israel was 5.3%. In 2021, the value of the dollar decreased in relation to the NIS by 3.3% and the inflation rate in Israel was 2.8%. In 2020, the value of the dollar decreased in relation to the NIS by 7.0% and the deflation rate in Israel was 0.7%. Our results of operations may be adversely affected in case of a decrease in the value of the dollar to the NIS.

The government grants we have received for research and development expenditures limit our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to comply with or satisfy these conditions, we may be required to refund grants previously received together with interest and penalties and/or be charged with a criminal offense.

In connection with research and development grants we received from the Israel Innovation Authority, or the IIA, we must pay royalties to the IIA on the revenue derived from the sale of products, technologies and services developed with the grants from the IIA. The terms of the IIA grants and the law pursuant to which grants are made restrict our ability to manufacture products or transfer technologies outside of Israel if the IIA grants funded the development of the products or technology, without special approvals from the IIA. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with the IIA funding (such as a merger or similar transaction) may be reduced by an amount of up to six times of the amounts of grants that we received from the IIA the plus interest, less any royalties that we already paid. These restrictions may limit our ability to enter into agreements for such transactions without the IIA approval. We cannot be certain that any approval of the IIA will be obtained on terms that are acceptable to us, or at all.

As of December 31, 2022, we have a contingent obligation to pay royalties in the amount of approximately $20.1 million, related to historical grants received by two of our subsidiaries.

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

We are subject to regulations that require us to use components based on environmentally friendly materials. We may be subject to various regulations relating to management and disposal of waste with respect to electronic equipment. Compliance with these regulations has increased our costs. Failure to comply with these regulations could materially adversely affect our business and results of operations.

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

Our use of open source software could materially and adversely affect our ability to offer our products, subject us to actual and threatened litigation, and cause substantial harm to our financial condition and operations, generally.

We have used, and could continue to use, open source software in connection with the development and deployment of our software products. To the extent we continue to utilize open source software in the future, it could in some instances subject us to certain unfavorable conditions, including requirements that we offer our products that incorporate the open source software for no cost, that we make publicly available all or part of the source code for any modifications or derivative works we create based upon, incorporating or using any such open source software, or that we license such modifications or derivative works under the terms of the particular open source license. Companies that have elected to incorporate open source software into their products have, from time to time, been subject to claims challenging the use of such open source software and compliance with the terms of such use. Accordingly, we could be made party to a lawsuit by a third party claiming ownership of what we believe to constitute open source software or otherwise asserting noncompliance with the terms of such use. While we seek to monitor and track our use of open source software in an attempt to mitigate the risk of needing to disclose any proprietary source code, or that would otherwise breach the terms of any open source agreement, we cannot guarantee that our efforts will be successful and that all open source software has been, or will be, reviewed prior to its incorporation into our products.

Given the lack of judicial precedent and guidance regarding each specific open software license type, there is a risk that open source software licenses that we utilize could be interpreted in a manner that imposes unanticipated conditions and restrictions on our ability to offer, provide and market our products and services. If we are ultimately found to have breached or failed to comply with any of the terms and conditions associated with any open source software license, we could be subject to, among other things, infringement claims and others forms of liability, or be required to obtain costly licenses from third parties to continue to provide our products and services on terms that are not economically advantageous or feasible, if at all. Additionally, use of open source software generally carries greater legal risks than does the use of third-party commercial software, and therefore, any open source software utilized will generally be provided without any contractual protections, warranties or other support. Any of the foregoing risks could materially and adversely affect our financial condition, results of operations and business.

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

Based on the composition of our gross income, the composition and value of our gross assets and the amounts of our liabilities for each taxable year from 2005 through 2022, we do not believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes during any of such tax years. There can be no assurance that we will not become a PFIC in the current tax year or any future tax year in which, for example, the value of our assets, as measured by the public market valuation of our ordinary shares, declines in relation to the value of our passive assets (generally, cash, cash equivalents and marketable securities). If we are a PFIC for any tax year, U.S. shareholders who own our ordinary shares during such year may be subject to increased U.S. federal income tax liabilities and reporting requirements for such year and succeeding years, even if we cease to be a PFIC in such succeeding years. A U.S. holder of our ordinary shares will be required to file an information return containing certain information required by the U.S. Internal Revenue Service for each year in which we are treated as a PFIC with respect to such holder.

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

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Between January 1, 2018 and April 18, 2023, the trading price of our shares on Nasdaq has fluctuated from a low of $6.62 to a high of $44.94. The following factors may cause significant fluctuations in the market price of our ordinary shares:

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

Our quarterly results of operations have fluctuated in the past and we expect these fluctuations to continue. Any actual or anticipated fluctuations in our results of operations could require that we issue revised guidance, and the failure to meet the expectations of our investors or analysts could have a material and adverse impact on our share price.

We have experienced, and expect to continue to experience, significant fluctuations in our quarterly results of operations. For example, in April 2023, we announced that the guidance we previously issued for 2023 (with respect to revenues, net cash and net income per share) is to be lower than previously anticipated by us as a result of lower than expected revenues in the first quarter of 2023. In some periods, our operating results may be significantly below public expectations or below revenue levels and operating results reached in prior quarters or in the corresponding quarters of the previous year. If this occurs, the market price of our ordinary shares could be materially and adversely impacted. Accordingly, comparisons of our revenues and operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance.

The following factors, among others, have affected our quarterly results of operations in the past and are likely to affect our quarterly results of operations in the near- and long-term:

●	size, timing and pricing of orders, including order deferrals and delayed shipments;
●	launching of new product generations;
●	length of approval processes or market testing;
●	technological changes in the telecommunications industry;
●	competitive pricing pressures;
●	the timing and approval of government research and development grants;
●	accuracy of telecommunication company, distributor and original equipment manufacturer forecasts of their customers’ demands;
●	changes in our operating expenses;
●	disruption in our sources of supply;
●	temporary or permanent reduction in purchases by our significant customers; and
●	general economic conditions, including macroeconomic factors not within our control.

Accordingly, our operating results have been and may continue to be difficult to predict, even in the near term, and consequently, the results of any past periods should not be relied upon as an indication of our future performance.

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

Our ordinary shares are listed for trading on Nasdaq and on the Tel Aviv Stock Exchange Ltd., or the Tel Aviv Stock Exchange, or the TASE, under the Israeli regulatory “dual listing” regime that provides companies whose securities are listed both on Nasdaq and the TASE certain reporting leniencies. Trading in our ordinary shares on these markets is made in different currencies (dollars on Nasdaq and NIS on TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Actual trading volume on the TASE is generally lower than trading volume on Nasdaq, and as such could be subject to higher volatility. The trading prices of our ordinary shares on these two markets often differ resulting from the factors described above, as well as differences in exchange rates. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

While our ordinary shares are currently listed on the TASE, there is no guarantee as to how long such listing will be maintained.

We plan to continuously examine the advisability of maintaining our listing on the TASE. We may in the future voluntarily delist our securities from the TASE, provided we furnish notice thereof at least 90 days in advance of such delisting. If our ordinary shares are delisted, some holders of our ordinary shares that are traded on the TASE may be required or will choose to sell their shares, which could result in a decrease in the trading price of our ordinary shares.

There can be no assurance that we will continue to declare cash dividends or continue repurchases of our ordinary shares.

Since July 2018, our Board of Directors have elected to declare cash dividends on our ordinary shares each year. Prior to the declaration of these dividends, we had never declared a cash dividend. Under the Israeli Companies Law, 1999, or the Companies Law, we may pay dividends only out of our profits as determined for statutory purposes, unless court approval is granted for the payment of dividends despite the lack of statutory profits. Accordingly, the declaration and payment of future dividends is subject to the Board’s discretion and will be dependent upon future earnings, cash flows, the requirements of the Companies Law, the receipt of court approval, if required, and other factors. There can be no assurance that we will continue to declare cash dividends on our ordinary shares.

In addition, since 2014, we have received court approvals each year for share repurchases up to specified amounts. Our share repurchases have and will take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume or other factors. The repurchase program does not require us to purchase a specific number of shares and may be suspended from time to time or discontinued. There can be no assurance that we will continue to seek court approval of, or that we will complete, additional share repurchases.

General Risk Factors

We have a significant presence in international markets and plan to continue to expand our international operations, which exposes us to a number of risks that could affect our future growth.

We have a worldwide sales, marketing and support infrastructure that is comprised of independent distributors and value-added resellers, and our own personnel resulting in a sales, marketing and support presence in many countries, including markets in North America, Western and Eastern Europe, the Asia Pacific region and Latin America. We expect to continue to increase our sales headcount, our applications development headcount, our field support headcount, our marketing headcount and our engineering headcount and, in some cases, establish new relationships with distributors, particularly in markets where we currently do not have a sales or customer support presence. As we continue to expand our international sales and operations, we are subject to a number of risks, including the following:

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

The success of our business depends in large part upon the continuing contributions of our management and key personnel. Specifically, we rely heavily on the services of Shabtai Adlersberg, our President and Chief Executive Officer, and Lior Aldema, our Chief Business Officer. Mr. Adlersberg is also a director. If our President and Chief Executive Officer or our Chief Business Officer are unable or unwilling to continue with us, our results of operations could be materially and adversely affected. We do not carry key person insurance for our key personnel.

The success of our business also depends upon our continuing ability to attract and retain other highly-qualified management, technical, sales and marketing personnel. We require highly-qualified technical personnel who are capable of developing technologies and products and providing the technical support required by our customers. We experience competitive pressure with respect to retaining and hiring employees in the high technology sector in Israel. In 2022, Israel faced a shortage of qualified technical personnel with the requisite experience in the industry in which we operate. Specifically, there was a notable shortage of engineers who were familiar with the intricacies and bespoke aspects of our products and services. To the extent that such trends continue in 2023 (and beyond) and we fail to hire and retain skilled employees, our business may be adversely affected, including our ability to deliver products and services on a timely basis. Moreover, to the extent we are able to successfully recruit and retain additional technical personnel, we may be required to incur significant costs due to steep salary increases. Given the substantial demand for such services, we may be unsuccessful in attracting and retaining an adequate number of technical personnel to support our current operations and the potential expansion of our business.

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

The protection of customer, employee and company data is critical to our business and operations. Customers and other stakeholders have a high expectation that we will adequately protect and safeguard their personal data or other information from cyberattack or other security breaches. We rely on the information technology system that we manage, and those that are managed by third parties with whom we engage, to conduct our business and operations, and these systems are subject to cybersecurity risks, potential attacks and breaches due to human error. We are additionally increasingly incorporating open source software into our products and there may be vulnerabilities in open source software that may make our products susceptible to cyberattacks. Moreover, given the nature of cyberattacks, breaches and infiltration of our internal systems (or the systems of the third parties with whom we engage) could go unnoticed for extended periods of time and materially disrupt our operations, which could result in a material loss of revenue, substantial downtime and loss of critical information and data. We may incur higher costs in order to remediate or correct the effect of any such incidents. Likewise, because the methods used to obtain unauthorized access change frequently and may not be immediately detected, we may be unable to anticipate these methods or promptly implement preventative measures. Any such access, disclosure or other loss of information could therefore result in legal claims or proceedings, liability under laws that protect the privacy of personal information, disrupt our operations and the services we provide to customers and damage our reputation, which could adversely affect our business, revenues and competitive position. In addition to taking the necessary precautions ourselves, we require that third-party service providers implement reasonable security measures to protect our customers’ identity and privacy. We do not, however, control these third-party service providers and cannot guarantee that no electronic or physical computer break-ins and security breaches will occur in the future.

Furthermore, a breach of customer, employee, or company data could also significantly damage our reputation and result in lost sales, fines, or lawsuits. Despite our security measures, our information technology and infrastructure and/or our products may be vulnerable to attacks by hackers or breaches due to employee error, malfeasance or other disruptions. Any such breach or attack could compromise our networks, or customer networks in whole or in part, and the information stored there could be accessed, publicly disclosed, lost or stolen.

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

Over the last decade, AudioCodes has developed a range of software-based voice productivity solutions through our Voice.AI business line. These include the Voca range of conversational artificial intelligence, or AI, related solutions that incorporate voice recognition, AI and machine learning technologies, SmartTAP 360° Live, an intelligent, secure enterprise compliance recording solution, Meeting Insights, an innovative tool for easily capturing and organizing all meeting-generated content and Voice.AI Connect a cloud-based solution that simplifies the integration of any cognitive voice service and bot framework with any voice or telephony channel to deliver an enhanced customer service experience.

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

Our principal executive offices are located at 1 Hayarden Street, Airport City, Lod, 7019900 Israel. Our registration number with the Israeli Registrar of Companies is 520044132. Our telephone number is +972-3-976-4099. Our U.S. subsidiary, AudioCodes Inc., 80 Kingsbridge Road, Piscataway, New Jersey 08854, serves as our agent in the United States.

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

MAJOR DEVELOPMENTS SINCE JANUARY 1, 2022

AudioCodes Live Offerings for Microsoft Teams

During 2022, we continued to expand and enhance our AudioCodes Live for Microsoft Teams portfolio of managed services aimed at removing the complexity involved in integrating Microsoft Teams collaboration, unified communications, or UC, and enterprise telephony. We offer AudioCodes Live services on a monthly subscription basis with minimal upfront costs, enabling customers to benefit from Teams collaboration and voice services without having to make significant capital investments.

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

For the service provider market, we offer AudioCodes Live Cloud for Microsoft Teams, a managed service which simplifies the creation and operation of multi-tenant Teams offerings, including enterprise telephony. With AudioCodes Live Cloud for Microsoft Teams, service providers can reduce time-to-market for offering hosted Teams services to small and medium sized businesses, or SMBs, without the need for investing in building costly infrastructure or for specialist technical knowledge. AudioCodes Live Cloud for Microsoft Teams is delivered as a white-label service on a monthly subscription basis and is available in two variants:

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

In 2022 our Live Cloud solution was certified for the for the Microsoft Operator Connect Accelerator, providing a suite of capabilities, including managed SBC as a service, API bridging that uses the Operator Connect APIs, integration into operator OSS and BSS platforms, and more, for connectivity into the Microsoft Teams cloud. These offerings allow eligible operators to onboard faster to Operator Connect and provide services to their customers.

In 2022 we also introduced Live Express - a new SaaS solution that enables partners to onboard and manage their business customers’ Microsoft Teams connectivity to the PSTN. The new solution includes Direct Routing for PSTN connectivity and management automation to simplify daily operations for partners and their customers. Partners can swiftly onboard new customers using the solution’s portal and automation capabilities, thus providing connectivity of the customer’s trunks to Microsoft Teams, control of dial plans and advanced call policies management. The service also provides a customer portal enabling moves, adds, changes, and deletes by the end customer.

Solutions for Work-from-Home Agents and Contact Centers

In 2022, many of our developments for the contact center market were focused on expanding the functionality of our WebRTC solutions to overcome the challenges posed by the COVID-19 pandemic and the rise of the Work-from-Home model.

VoiceAI Business Line

Our Voice.AI business line is focusing on content gathering and providing insights and predictions based on the content by using AI and machine learning.

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

Voca

Voca is an agile conversational Interactive Voice Response, or IVR, solution for automating main-line call flows, capable of understanding and mastering unique organizational vocabularies. Customizing and managing Voca is straightforward due to its real-time, self-service web management interface, with no prior technical knowledge required.

The voice recognition technology behind Voca is based on an engine from Microsoft Azure Cognitive Services. For additional speech capabilities, such as language support, natural language understanding and more, Voca uses the speech cognitive services extension from Microsoft Azure. Major developments in 2022 include adding: (i) call functionality; and (ii) real-time reporting and skill-based routing.

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

During 2022, we enhanced the integration with leading bot frameworks, including Microsoft PVA, Google Dialogflow and Amazon Lex and exposed APIs for voice streaming and fetching information such as call transcription.

The AudioCodes VoiceAI Connect Cloud Edition is the self-service portal version of VoiceAI Connect Enterprise in which the bot developer can immediately connect the bot to a public phone number, supplied by AudioCodes, to be able to call and speak with a bot in just a few clicks.

During 2022, we expanded the capabilities of VoiceAI Connect Cloud to non-bot use cases by adding Bring-Your-Own-SIP (BYOS) enabling connecting SIP Trunks to contact centers, unified communications or any other SIP based telephony solution. Additionally, we added support for customers to add their speech recognition and text to speech providers.

VICA

VICA is an Intelligent Virtual agent for contact centers that enhances customer experience while reducing operating costs.

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

Product and Technology Developments

SBC Developments

During 2022, we continued to improve our SBCs’ performance, capacity and resiliency in virtual and cloud environments, and invested in advanced security certifications such as FIPS140-3.

IP Phones and Meeting Room Solutions

During 2022, we continued developing our range of IP phone devices and Room Experience, or RX, meeting room suite offering for Microsoft Teams environments. The advent of COVID-19 and the resulting global switch to working from home, or WFH, played a significant role in adapting our strategy to suit the “new normal”, leading to the introduction of high-quality video solutions for Teams meetings.

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

Management Solutions

During 2022, we focused on developing functionalities for AudioCodes Live and Live Cloud. In particular, we developed onboarding, reporting and tools for our professional services to be able to provide managed services.

We also began developing a microservices holistic architecture to be used by OVOCaaS and our managed service platforms (live and Live Cloud).

Moreover, we developed a generic analytics platform based on Azure synapse capabilities. The new generic analytics platform can provide insights and predications based on MS teams call information integrated w/ SBC and MGW quality of services information. Moreover, the system analyzes the alarms to be used for fault predictions.

To combat the growing issue of spamming and robocalls, which constitutes a growing problem in public networks, ARM now offers security-based routing as part of the integration with SecureLogix’s Orchestra One™ CAS (Call Authentication Service). In addition to the already-supported basic authentication with Orchestra One server, ARM now has an advanced mode which verifies calls with Verizon Call Verification Service. This service is available for markets in the United States. In addition, ARM supports Emergency Call Users in Microsoft Teams. During 2022, we established a joint cloud service with SecureLogix to provide voice firewall, robocall prevention and branded call verification services.

Multi-Service Business Routers and Universal CPE

During 2022, we developed a new product to support 5G access to our MSBR platforms. This product enables us to promote our routers and gateways to new installations, where physical access (such as xDSL or fiber) are not possible or very costly.

In parallel, we saw our universal CPE (uCPE) gain further market traction, due in part to our ability to provide a unique combination of voice application and various access methods. In particular, we experienced a notable enterprise win, utilizing our global presence and support to provide a complete, global solution.

Cloud and Managed Services Infrastructure

In 2022, we continued to enhance our cloud and managed services delivery platform in North America, Europe and Asia Pacific. The platform support multi UCaaS solution including Microsoft Teams (Direct Route and Operator connect), Zoom Phone, WebEx calling and more and is certified for Microsoft operator Connect Accelerate.

The platform comprises AudioCodes products such as our virtualized SBC, AudioCodes Routing Manager, network management and monitoring, and Teams user management. It also includes self-developed and third-party solutions that together enable network connectivity, service automation, service monitoring, CPE management, high availability and much more for seamless service delivery.

The platform allows Operators and other hosting partners to onboard customers with minimal investment and time. On top it offers add-on services such as Meeting Room monitor, user device management and monitor, Compliance recording, Interaction Center, and more.

PRINCIPAL CAPITAL EXPENDITURES

We have made and expect to continue to make capital expenditures in connection with expansion of our operation and production capacity. The table below sets forth our principal capital expenditures incurred for the periods indicated (amounts in thousands):

	Year Ended December 31,
	2022	2021	2020

Computers and peripheral equipment	$1,015	$592	$931

Office furniture and equipment	281	546	539

Leasehold improvements	191	36	60

Total	$1,487	$1,174	$1,530

B.	BUSINESS OVERVIEW

INDUSTRY BACKGROUND AND MARKET TRENDS

Impact of COVID-19 on Our Markets

The COVID-19 pandemic has impacted, and could continue to impact, the markets that we serve, and the products and services we offer. In particular, the COVID-19 pandemic resulted in an unprecedented shift to Work-from-Home for many enterprises and contact centers, and a need to enable remote teams and agents to communicate and collaborate, regardless of their location. Moreover, there has also been a significant increase in the consumption of online services resulting from lockdowns in many countries, thus increasing the load on support centers.

The initial IT priority was focused on supporting remote work and expanding network capacities. After systems had been improved to meet the immediate needs of the crisis, enterprises aimed to create a more efficient and effective Work-from-Home environment by modernizing the way employees communicate and collaborate internally and with third parties, including customers.

The COVID-19 pandemic has driven, and could continue to drive, customers to reevaluate the tools that they use to provide calling, video-enabled meetings and team messaging. Organizations are now more widely seeking solutions that provide an integrated user experience, allowing easy integration with business applications and workflow processes. In particular, we have noted (and anticipate continued) customer interest in applications that integrate with existing on-premises platforms, as well as new cloud-based capabilities, including video conferencing and integrated messaging.

Enterprise Unified Communications

In 2021 and 2022, the demand for UC continued to accelerate as the pandemic drove businesses towards cloud UC services, while on-premises UC adoption, as well as the PBX market, slowed down. UC functions are easily deployed through cloud services, along with access to continual updates and improvements and with native support for work-from-anywhere.

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

In 2022, driven by the COVID-19 pandemic, contact centers continued to adapt to allowing their agents to work from home. In parallel, the on-going growth in online consumer services drove expansion in many contact centers as they adapted to the dramatic changes wrought by the pandemic. This required high numbers of agents working remotely, while customers were offered omnichannel engagement, enabling customers to get in touch not just by phone but also via the web or dedicated mobile applications.

Another key driver in 2022 was contact center automation. We saw increased interest in virtual agents, conversational IVR and virtual agent assistants in this market as enterprises sought cost optimization through increasing live agent productivity and automation of the customer engagement while retaining and improving the customer experience.

Service Provider All-IP Transformation

In 2021 and for portions of 2022, we observed several telecom operators slowing down deployments due to the COVID-19 pandemic. However, during the second half of 2022, several of our service provider customers began to resume deployment and pressed ahead and completed their business customer migrations. In countries where the migration was completed, smaller tier 2 and tier 3 service providers expedited their ISDN contract cancellation following the incumbent’s switch to all-IP. In the UK, we saw a pickup in migration pace, moving towards PSTN shutdown in 2025. Among the factors that drive telecom operators to replace legacy networks are the traditional TDM switches reaching end of life, the need to free up the real estate occupied by these switches, energy savings and the importance of competing with the growing numbers of alternative service providers.

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

Expand and enhance the development of highly integrated products. We plan to continue designing, developing and introducing new product lines, product features and services that address the increasingly sophisticated needs of our customers. We believe that our knowledge of core technologies and system design expertise enable us to offer better solutions that are more complete and contain more features than those available in competitive alternatives. For example, our Live Teams business increased from approximately $7 Million in 2020, to approximately $15 million in 2021, and exceeded approximately $39 million as of December 31, 2022. We believe that the best opportunities for our growth and profitability will come from offering a broad range of highly integrated network product lines, product features, professional services, integration of data routing and switching services into our VoIP products, and the expansion into the service providers and carriers IP networks, unified communications and contact center markets.

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

Expand our investments in the Voice.AI space. We will seek to leverage our relationship with our voice connectivity customers to upsell Voice.AI solutions, such as Voca and SmartTAP.

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

AUDIOCODES SOLUTIONS, PRODUCTS AND SERVICES

Solutions

Enterprise Business

Unified Communications

Our enterprise business is driven primarily by our solutions for UC environments. Beginning in 2020, we noted a clear shift towards UCaaS solutions as enterprises continue to migrate their IT infrastructure, in general, and UC solutions, in particular, to the cloud. We expect that trend to continue in 2023 and beyond, and consequently we plan to focus on providing solutions that ensure a smooth migration to cloud-based UC and offer operational simplicity, high quality and reliability.

Our efforts in the UCaaS arena are focused on a number of key partnerships, predominantly with Microsoft, who reported substantial growth in the active users of their Teams UC and collaboration solution from 2020 through 2022. We expect our certified support for Teams Direct Routing, our growing offering of audio and video devices and meeting room solutions, and our additional communications software solutions (call recording, Voca Conversational Interaction Center and Meeting Insights productivity solution) to continue to be focus areas for us as enterprises migrate from Skype for Business and other UC solutions, and adopt Microsoft Teams.

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

In addition to Microsoft, we also built up our collaborations with  Zoom Phone and Cisco Webex.

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

VoiceAI Business Line

In the last few years, dramatic leaps forward in machine learning and AI have driven a revolution in the way enterprises boost engagement with their customers. These significant advances mean that businesses can now utilize conversational AI technologies offered by various providers to automate their customer service departments and train bots to give callers a high level of service whenever they get in touch. As voice is the most fundamental and intuitive method of conversation, we are focusing on enabling engagement of voice and telephony to various AI-based applications and implementing voice-based use cases, leveraging on the investment made in AI and voice applications. We began investing in these applications in 2018 and we believe opportunities will develop across products-accordingly, we anticipate that these applications will become a new growth engine for our business in the near- and long-term.

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

Voca

AudioCodes Voca enables businesses to upgrade their calling experience rapidly and easily, by allowing callers to talk their way through an IVR menu. By combining Voice.AI and voice networking technologies, our agile conversational IVR solution features advanced, enterprise-grade voice recognition capabilities that instantly automate calling journeys for both customers and internal users with simple, intuitive voice requests. Voca’s out-of-the-box experience is mainly targeted at companies serving a large number of callers on their main line.

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

During meetings, Mia, a unique in-meeting voice assistant, takes notes, defines action items and marks important moments, either by text or with built-in AudioCodes Voice.AI technology.

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

Our RX suite currently participates in the Microsoft Teams Room (MTR) program. Our RX products are certified under the MTR program which adds Teams to meeting rooms.

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

AudioCodes Live Cloud

AudioCodes Live Cloud is a SaaS solution that enables service providers to offer their business customers a seamless migration to UCaS solutions, such as Microsoft Teams and Zoom Phone.

AudioCodes Live Teams Cloud includes all the necessary services for Microsoft Teams Direct Routing and Operator Connect, as well as Zoom Phone Provider Exchange, enabling service providers to reduce their initial investment.

AudioCodes provides the voice connectivity infrastructure setup (SBCs), customer onboarding, user lifecycle management and tools for monitoring, reporting and analytics, to help get the service up and running expeditiously and effectively, with the service provider supplying the data connectivity and SIP trunk minutes.

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

In 2022, we continued to enhance our field marketing efforts with direct touch enterprise engagements, along with channel recruitment and generic marketing activities, including tradeshows (mainly on a virtual basis), webinars, seminars, and online and social marketing.

Customers

Our customers consist of enterprises (with direct and indirect relationships), service providers (with direct and indirect relationships), and a small percentage of OEM customers.

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

Our service provider customers include a range of tier 1, 2 and 3 service providers that deploy our solution as part of their voice, UC, SIP trunk or other offerings for their business customers. Our solutions are primarily deployed at the customer premises and less commonly at the service provider core to provide connectivity and high-quality voice services. AudioCodes’ broad range of products, broad functionality (SBC, media gateway, routing, multiple WAN and PSTN interfaces) and wide interoperability allows service providers to deploy our solutions in practically any third-party solution environment (for example, Cisco, Huawei, Alcatel, and others) and for a wide range of customers. Our solutions have been sold to service provider customers in 100 countries, mainly through a wide range of distributors and some via direct sales.

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

We are obligated under certain agreements with our suppliers to purchase goods and to purchase excess inventory. Aggregate non-cancellable obligations under these agreements as of December 31, 2022 were approximately $39.8 million.

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

Our competitors in the area of Conversational IVR and Speech Attendants include, but are not limited to, Nuance, Parlance and other contact center vendors which provide IVR solutions.

Our competitors in the area of applications leveraging speech recognition and conversational AI technology include companies such as Twilio, Nuance and IBM, as well as Contact Center vendors such as Genesys, NICE and Five9s. Some public cloud providers offer technology and services that partially overlap with ours and several smaller startup companies are also developing competing solutions.

Our competitors in the area of SmartTAP360 live, which focuses mainly on compliance and quality recording in conjunction with Microsoft Teams, include, among others, ASC, Redbox, NICE and Verint. Such competitors are currently listed in the certified list of Microsoft vendors although we mainly see their presence in mid-market projects.

Our competitors in the area of Meeting Insights, which is focused on productivity enhancement and organization repository in the Microsoft environment, include, but are not limited to, Avoma, Otter and (at times) Microsoft (with Stream or Teams premium).Devices

Our principal competitors in the area of IP phones and meeting room devices are “best-of-breed” IP phone vendors and end-to-end IP telephony vendors. “Best of breed” IP phone vendors sell standards-based SIP phones that can be integrated into any standards-based IP-PBX or hosted IP telephony system. These competitors include Poly (acquired by HPQ), Yealink, Grandstream, Logitech, Crestron, VTEC (which acquired Snom Technology) and many others.

AudioCodes Live for Microsoft Teams Managed Services

Our main competitor in the area of Live is the in-house implementation of projects (after buying products either directly or through an integrator). Competition is also exhibited in the form of system integrators, such as Converge One, NTT and BT, among several others, in various sizes, locations and specialties.

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

Third parties have claimed, and from time to time in the future may claim, that our past, current or future products infringe their intellectual property rights. Intellectual property litigation is complex and there can be no assurance of a favorable outcome of any litigation. Any future intellectual property litigation, regardless of outcome, could result in substantial expense to us and significant diversion of the efforts of our technical and management personnel. Litigation could also disrupt or otherwise severely impact our relationships with current and potential customers as well as our manufacturing, distribution and sales operations in countries where relevant third-party rights are held and where we may be subject to jurisdiction. An adverse determination in any proceeding could subject us to significant liabilities to third parties, require disputed rights to be licensed from such parties, assuming licenses to such rights could be obtained, or require us to cease using such technology and expend significant resources to develop non-infringing technology. We may not be able to obtain a license at an acceptable price.

In the past, we have entered into technology licensing fee agreements with third parties. Under these agreements, we agreed to pay these third parties royalties, based on sales of relevant products.

C.	ORGANIZATIONAL STRUCTURE

AudioCodes Ltd. is the parent company of a group that consists of AudioCodes Ltd. and over 20 subsidiaries worldwide. AudioCodes Inc., our wholly-owned U.S. subsidiary incorporated in Delaware, is a significant subsidiary based in Piscataway, New Jersey.

D.	PROPERTY, PLANTS AND EQUIPMENT

We lease our main office and warehouse facilities, located in Airport City, Lod, Israel, which occupy approximately 274,000 square feet for annual lease payments of approximately $6.5 million (including management fees). The term of this lease extends until January 31, 2024. In November 2022, we entered into new lease agreement in Park Naymi, which is located near Messubim Junction in Israel, or the New Lease Agreement. The New Lease Agreement will replace the current lease agreement of our main offices in Israel. Pursuant to the New Lease Agreement, we will lease from the landlord an approximately 10,000 square foot facility, or the Premises. The lease of the Premises, which is still under construction, is expected to commence in 2023. The initial lease term under the New Lease Agreement is for seven years, commencing upon the transfer of possession of the Premises. We additionally hold options under the New Lease Agreement to extend the lease term for additional periods of up to 12 years.

We also lease offices in Beer Sheva, Israel, or the Beer Sheva Lease. The annual lease payments in 2022 (including management fees) for Beer Sheva Lease was approximately $418,000.

Our U.S. subsidiary, AudioCodes Inc., previously leased an approximately 15,400 square foot facility in Somerset, New Jersey, or the Prior New Jersey Lease. On May 13, 2022, we entered into a new leasing arrangement for an approximately 14,706 square foot facility in Piscataway, New Jersey, or the Current New Jersey Lease.

AudioCodes Inc. also leases offices in Morrisville, North Carolina, or the North Carolina Lease. The annual lease payments in 2022 (including management fees) for all our offices in the United States were approximately $237,000.

In October 2021, we entered into a termination agreement effectively terminating the Prior New Jersey Lease, or the Termination Agreement. Pursuant to the Termination Agreement, we agreed to terminate the Prior New Jersey Lease prior to its original expiration date. The termination is subject to our receipt of a termination payment from the landlord in the aggregate amount of $1.5 million (which is to be paid in two equal installments of $750,000) minus minor electricity payments to be paid by us. We received the first payment in October 2021 and the remaining payment in August 2022. We recorded lease income related to the Termination Agreement in the approximate amounts of $1,093,000 and $382,000 in the years ended December 31, 2022 and 2021, respectively.

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

On an ongoing basis, management evaluates its estimates and judgments. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Management believes the significant accounting policies that affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and are the most critical to aid in fully understanding and evaluating AudioCodes’ reported financial results include the following:

●	Revenue recognition and allowance for sales returns;
●	Allowance for credit losses;
●	Inventories;
●	Intangible assets;
●	Goodwill;
●	Income taxes and valuation allowance;
●	Share-based compensation; and
●	Contingent liabilities.

The extent of the impact of current macroeconomic conditions, including, but not limited to, rising inflation, an overall global economic slowdown and the ongoing conflict in Ukraine, on our business, financial condition and results of operations will depend on future developments, which are highly uncertain at this time. Accordingly, we face a greater degree of uncertainty than normal in making the judgments and estimates needed to apply certain of our significant accounting policies.

Revenue Recognition and Allowance for Sales Returns

We generate our revenues primarily from the sale of software licenses, equipment, and related services through a direct sales force and sales representatives. Our products are delivered to our customers, which include original equipment manufacturers, or OEMs, network equipment providers, systems integrators, enterprises, carriers and distributors in the telecommunications and networking industries, all of whom are considered end-users.

Revenues are recognized in accordance with Accounting Standards Codification, or ASC, 606, “Revenue from Contracts with Customers”. As such, we identify a contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation in the contract and recognize revenues when (or as) we satisfy its performance obligations.

We enter into contracts that can include combinations of products and services that are capable of being distinct and accounted for as separate performance obligations.  The software licenses and equipment are distinct as the customer can derive the economic benefit of it without any additional services. We allocate the transaction price to each performance obligation, based on its relative standalone selling price out of the total consideration of the contract.

Software license and equipment revenues are recognized at the point of time when control is transferred, the product has been delivered and the benefit of the asset has been transferred.

Revenues from maintenance and support services are recognized over time ratably over the term of the contract.

We enter into contracts that included combinations of products and services that are capable of being distinct and accounted for as separate performance obligations. The software licenses and equipment are distinct as the customer can derive the economic benefit of it without any additional services. We allocate the transaction price to each performance obligation, based on its relative standalone selling price out of the total consideration of the contract.

As we generally do not sell the products separately on a standalone basis, the standalone selling prices are not directly observable. Therefore, we make estimates, based on reasonably available information. The estimated selling price is established considering multiple factors such as historical selling prices, internal pricing practices, gross margin objectives and discount policy.

We grant to certain customers a right of return or the ability over a limited period to exchange for other products a specific percentage of the total price paid for products they have purchased. We maintain a provision for product returns and exchanges and other incentives, based on our experience with historical sales returns, analysis of credit memo data and other known factors, all in accordance with ASC 606. This provision is deducted from revenues and amounted to approximately $2.7 million and $3.5 million as of December 31, 2022 and 2021, respectively. This provision was recorded as part of other payables and accrued expenses.

In instances of contracts where revenue recognition differs from the timing of invoicing, the Company generally determined that those contracts do not include a significant financing component. The primary purpose of the invoicing terms is to provide customers with simplified and predictable ways of purchasing the Company's products and services, not to receive or provide financing. The Company uses the practical expedient and does not assess the existence of a significant financing component when the difference between payment and revenue recognition is a year or less.

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

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the “weighted average cost” method for raw materials and finished products. We periodically evaluate the quantities on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, discontinued product lines and market prices lower than cost. During the year ended December 31, 2022, the Group's inventory write off was immaterial. We wrote off inventory in a total amount of approximately $1.7 million and $4.2 million in the years ended December 31, 2021, and 2020, respectively.

Intangible Assets

As a result of our acquisitions, our balance sheet included acquired intangible assets in the aggregate amount of approximately $1.6 million and $2.4 million as of December 31, 2022 and 2021, respectively.

We allocated the purchase price of the companies we acquired to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. These valuations require management to make significant estimations and assumptions, especially with respect to intangible assets. Critical estimates in valuing intangible assets include future expected cash flows from technology acquired, trade names, backlog and customer relationships. In addition, other factors considered are the brand awareness and market position of the products sold by the acquired companies and assumptions about the period of time the brand will continue to be used in the combined company’s product portfolio. Management’s estimates of fair value are based on assumptions believed to be reasonable, but such assumptions are inherently uncertain and unpredictable.

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

During the years ended December 31, 2022, 2021 and 2020, no impairment charges were identified.

Goodwill

As a result of our acquisitions, our balance sheet included acquired goodwill in the aggregate amount of approximately $37.6 million as of December 31, 2022 and 2021. Goodwill represents the excess of the purchase price and related costs over the fair value of net tangible and identifiable intangible assets of businesses acquired and accounted for under the purchase method. In accordance with ASC 350, “Intangible, Goodwill and Other,” goodwill is not amortized and is tested for impairment at least annually. Our annual impairment test is performed at the end of the fourth quarter each year. If events or indicators of impairment occur between the annual impairment tests, we perform an impairment test of goodwill at that date.

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

During the years ended December 31, 2022, 2021 and 2020, no impairment losses were identified with respect to intangible assets.

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

Although we believe that our estimates are reasonable, there is no assurance that the final tax outcome and the valuation allowance will not be different from those which are reflected in our historical income tax provisions and accruals.

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

Share-based Compensation

We account for share-based compensation in accordance with ASC 718, “Compensation – Stock Compensation”. We utilize the Black-Scholes option pricing model to estimate the fair value of share-based compensation at the date of grant. The Black-Scholes model requires subjective assumptions regarding dividend yields, expected volatility, expected life of options and risk-free interest rates. These assumptions reflect management’s best estimates. Changes in these inputs and assumptions can materially affect the estimate of fair value and the amount of our share-based compensation expenses relating to stock options. We recognized share-based compensation expense of $15.1 million, $14.1 million and $8.8 million in the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, there was approximately $16.5 million of total unrecognized share-based compensation expense related to non-vested share-based compensation arrangements granted by us. As of December 31, 2022, such expense is expected to be recognized over a weighted-average period of 2.89 years.

Contingent Liabilities

We are, from time to time, involved in claims, lawsuits, government investigations, and other proceedings arising from the ordinary course of our business. We record a provision for a liability when we believe that it is both probable that a liability has been incurred, and the amount can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount. Such legal proceedings are inherently unpredictable and subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, it could have a material impact on our results of operations, financial position and cash flows. No provision was recorded as of December 31, 2022.

Recently Issued and Adopted Accounting Pronouncements

See Note 2aa to our Consolidated Financial Statements included elsewhere in this Annual Report.

New Accounting Pronouncements Not Yet Effective

Not applicable.

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

We have invested significant development resources in complying with Microsoft’s requirements for the purpose of becoming a Microsoft recognized partner for their unified communication solutions for the enterprise market, which are known as Microsoft Skype for business and Microsoft Teams. We have adapted some of our gateway products, IP phones, session border controllers, survivable branch applications, value added applications and professional services to operate in the Microsoft Skype for business and Microsoft Teams environment. Our products to the Skype for Business and Microsoft Teams Unified Communications market are sold primarily to our channel partners.

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

Historically, a substantial portion of our revenue has been derived from large purchases by a limited number of OEMs, NEPs, systems integrators and distributors. Westcon Group, our largest customer, accounted for approximately 15.1%, 15.4% and 13.0% of our revenues in the years ended December 31, 2022, 2021 and 2020, respectively. In addition, ScanSource Communications Group accounted for approximately 10.0%, 10.9% and 13.5%, of our revenues in the years ended December 31, 2022, 2021 and 2020, respectively. Our top five customers accounted for approximately 38.2%, 38.7% and 37.7% of our revenues in the years ended December 31, 2022, 2021 and 2020, respectively. If we lose a large customer and fail to add new customers to replace the associated lost revenue, or the revenue derived from any such customers materially decreases, our operating results may be materially adversely affected.

Revenues, based on the location of our customers for the last three fiscal years, are as follows:

	Year Ended December 31,
	2022	2021	2020
Americas	50.7%	46.5%	46.7%
Far East	15.3	15.7	16.3
Europe	31.9	35.6	34.3
Israel	2.1	2.2	2.7
Total	100.0%	100.0%	100.0%

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

Impact of the COVID-19 Pandemic on Our Business and Operations

The COVID-19 pandemic has impacted, and continues to impact, the markets that we serves. In particular, the COVID-19 pandemic resulted in an unprecedented shift to work-from-home for many enterprises and contact centers, and a need to enable remote teams and agents to communicate and collaborate, regardless of their location. Moreover, there has also been a significant increase in the consumption of online services resulting from lockdowns in many countries, thus increasing the load on support centers. The COVID-19 pandemic has disrupted supply chains and affected production and sales across a range of industries, including the industry in which we operates. While we has previously managed, and will continue to actively manage, our business in an attempt to mitigate the impacts of the COVID-19 pandemic, we cannot at this time estimate the duration or full magnitude that the COVID-19 pandemic could ultimately have on our business, results of operations and financial condition.

Ongoing Conflict in Ukraine

In February 2022, Russia launched a large-scale invasion of Ukraine, and Russia and Ukraine continue to engage in active and armed conflict. Such conflict has resulted, and will likely continue to result in, significant destruction of Ukraine’s infrastructure and substantial casualties amongst military personnel and civilians. As a result of Russia’s invasion of Ukraine, the governments of several nations have implemented commercial and economic sanctions against Russia (as well as certain banks, companies, government officials, and other individuals in Russia and Belarus). In addition to governmental entities, actors in the private sector, including, among others, tech firms, consumer brands and major manufacturers, have stopped, or publicly announced that they intend to stop, operations in Russia and cease their partnerships with Russian firms, and shippers, insurance companies and refiners have similarly indicated that they will no longer purchase or ship crude oil from Russia. In March 2022, Israel’s then Foreign Minister Mr. Yair Lapid indicated that Israel would not function as a route to bypass sanctions imposed on Russia by the United States and other western countries, and Israeli banks have elected to sever relationships with sanctioned Russian banks. While Israel has not, as of the date of this Annual Report, imposed explicit sanctions on Russia or Belarus, it has publicly rejected Russia’s annexation of the four occupied regions of Ukraine and voiced support for Ukraine’s sovereignty and territorial integrity. Moreover, Israeli companies who hold ties to the United States, the United Kingdom and the European Union could be indirectly subject to the measures imposed by such nations.

While it is not possible to predict or determine the ultimate consequences and impact of the conflict in Ukraine, such conflict could result in, among other things, significant regional instability and geopolitical shifts, and material and adverse effects on global macroeconomic conditions, financial markets, exchange rates and supply chains. To the extent negotiations between Russia and Ukraine are ultimately unsuccessful, the conflict in Ukraine could have a lasting impact in the near- and long-term on the financial condition, business and operations of our business (and the businesses of the counterparties with whom we engage), and the global economy at large.

Results of Operations

The following table sets forth the results of operations in dollars and as a percentage of total revenues for the periods indicated:

	Year ended December 31,
	2022		2021
		% of		% of
	Amount	Revenues	Amount	Revenues
Revenues:
Products	$164,302	59.7%	$155,089	62.3%
Services	110,791	40.3	93,831	37.7
Total revenues	275,093	100.0	248,920	100.0

Cost of revenues:
Products	63,686	23.1	52,750	21.2
Services	32,629	11.9	25,279	10.2
Total cost of revenues	96,315	35.0	78,029	31.3
Gross profit	178,778	65.0	170,891	68.7
Operating expenses:
Research and development, net	59,842	21.8	53,396	21.5
Selling and marketing	70,123	25.4	62,057	24.9
General and administrative	17,494	6.4	15,914	6.4
Total operating expenses	147,459	53.6	131,367	52.8
Operating income	31,319	11.4	39,524	15.9

Financial income (expenses), net	2,864	1	123	0.1
Income before taxes on income	34,183	12.4	39,647	16.0

Taxes on income	(5,717)	(2.1)	(5,896)	(2.4)
Net income	$28,466	10.3%	$33,751	13.6%

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues. Revenues increased 10.5% to $275.1 million in the year ended December 31, 2022, from $248.9 million in the year ended December 31, 2021.

Our revenues from sales of products in the year ended December 31, 2022 increased by 5.9% to $164.3 million, or 59.7% of total revenues, from $155.1 million, or 62.3% of total revenues, in the year ended December 31, 2021. The increase in revenues from sales of products was primarily attributable to the increased adoption of unified communications and collaboration solutions by enterprises (specifically, Microsoft Teams), which account for a large portion of our revenues, and to a lesser extent the increased migration by Contact Center customers moving to IP. The increased adoption of UC and CC solutions and the migration to all-IP voice networks positively affected the demand for our products, specifically supporting high growth of our Devices and SBC products.

Our revenues from sales of services in the year ended December 31, 2022 increased by 18.1% to $110.8 million, or 40.3% of total revenues, from $93.8 million, or 37.7% of total revenues, in the year ended December 31, 2021. The increase in revenues from sales of services was primarily driven by the growth of our professional and managed services offerings.  At the core of this growth is our continued progress in pivoting to recurring revenues with strong execution in our operation of the AudioCodes Live offering. The growth in product support services was attributable to sales of products in prior periods that resulted from an increase of our renewal rate of support agreements in some regions and from support services for a larger number of products being supported. The growth in sales of professional services was attributable to offering more managed services with larger contract value as part of our AudioCodes Live offering and a broader portfolio of professional services offered by us and an increase in demand for such services in the Enterprise UC market (mainly Microsoft Teams).

Cost of Revenues and Gross Profit. Cost of revenues includes the cost of hardware, quality assurance, overhead related to professional and support customer services, overhead related to manufacturing activity, technology licensing and royalty fees payable to third parties and to the IIA. Gross profit increased to $178.8 million in the year ended December 31, 2022, from $170.9 million in the year ended December 31, 2021. Gross profit as a percentage of total revenues was 65.0% in the year ended December 31, 2022, compared to 68.7% in the year ended December 31, 2021. The decrease in the gross profit as a percentage of total revenues is primarily attributable to higher supply chain costs on products and less favorable product mix. Expenses included in cost of revenues related to share-based compensation were $0.4 million in each of the years ended December 31, 2022 and 2021.

Cost of revenues related to sales of products increased by 20.7% to $63.7 million in the year ended December 31, 2022, from $52.8 million in the year ended December 31, 2021. Gross margin percentage from products was 61.2% in the year ended December 31, 2022 and 66.0% in the year ended December 31, 2021. This decrease is primarily attributable to higher supply chain costs and less favorable product mix.

Cost of revenues related to sales of services in the year ended December 31, 2022 increased by 29.1% to $32.6 million, from $25.3 million in the year ended December 31, 2021. This increase is primarily attributable to higher support personnel expenses associated with providing services and implementation of our products with service providers as well as enterprise customers. In the year ended December 31, 2022, the gross margin percentage from sales of services decreased to 70.5%, from 73.1% in the year ended December 31, 2021.

Research and Development Expenses, net. Research and development expenses, net, consist primarily of salaries and related costs of employees engaged in ongoing research and development activities, development-related raw materials and the cost of subcontractors, less grants from the IIA. Research and development expenses increased by 12.1% in the year ended December 31, 2022 to $59.8 million, from $53.4 million in the year ended December 31, 2021. As a percentage of total revenues, research and development expenses, net increased to 21.8% in the year ended December 31, 2022, from 21.5% in the year ended December 31, 2021. The increase on an absolute basis is primarily due to an increase in the total number of our employees and related expenses. In addition, in the year ended December 31, 2022, expenses included in research and development expenses related to share-based compensation were $3.5 million, compared to $2.8 million in the year ended December 31, 2021. IIA grants recognized were $0.6 million in each of the years ended December 31, 2022 and 2021.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of salaries and related costs (including sales commissions) of sales and marketing personnel, as well as exhibition, travel and related expenses. Selling and marketing expenses increased by 13.0% in the year ended December 31, 2022 to $70.1 million, from $62.1 million in the year ended December 31, 2021. As a percentage of total revenues, selling and marketing expenses increased to 25.5% in the year ended December 31, 2022, from 24.9% in the year ended December 31, 2021. The increase on an absolute basis is primarily due to an increase in the total number of our employees and related expenses associated with such employees. We added employees in an effort to increase our market share in the areas in which we sell our products and services, mainly due to our continued progress in pivoting to recurring revenues. In addition, in the year ended December 31, 2022, expenses included in selling and marketing expenses related to share-based compensation were $6.0 million, compared to $6.2 million in the year ended December 31, 2021.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related costs of finance, human resources and general management personnel, rent, network and allowance for credit losses, as well as insurance and consultant services expenses. General and administrative expenses increased by 9.9% to $17.5 million in the year ended December 31, 2022, from $15.9 million in the year ended December 31, 2021. As a percentage of total revenues, general and administrative expenses were 6.4% in each of the years ended December 31, 2022 and 2021. The increase on an absolute basis is primarily due to an increase in payroll expenses. In addition, in the year ended December 31, 2022, expenses included in general and administrative expenses related to share-based compensation were $5.2 million compared to $4.8 million in the year ended December 31, 2021.

Financial Income (Expenses), Net. Financial income (expenses), net consists primarily of interest earned on cash and cash equivalents, marketable securities and bank deposits, gains from financial investments, net of interest on our bank loans and bank charges, exchange rate differences and linkage differences to the Israeli consumer price Index, or Israeli CPI, and amortization of marketable securities premiums and accretion of discounts, net. Financial income, net, in the year ended December 31, 2022 was $2.9 million, compared to financial income, net of $0.1 in the year ended December 31, 2021. The increase in financial expenses, net in the year ended December 31, 2022 was primarily due to (i) lower expenses related to exchange rate fluctuations; and (ii) higher interest income recorded with respect to marketable securities and financial investments.

Taxes on Income. Taxes on income in the year ended December 31, 2022, were $5.7 million, compared to $5.9 million in the year ended December 31, 2021. The decrease in the net income tax expenses is primarily a result of lower utilization of deferred tax assets.

A discussion with respect to a comparison of the results of operations for the year ended December 31, 2021, compared to the year ended December 31, 2020 is contained under the heading “Results of Operations” in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2021, or the 2021 20-F.

Impact of Inflation, Devaluation and Fluctuation of Currencies on Results of Operations, Liabilities and Assets

Since the majority of our revenues are denominated in or linked to the dollar, we believe that inflation and fluctuations in the NIS/dollar exchange rate have no material impact on our revenues. However, a majority of the costs of our Israeli operations, mainly personnel and facility-related, is incurred in NIS. Inflation in Israel and dollar exchange rate fluctuations have some influence on our expenses and, as a result, on our net income. Our NIS costs, as expressed in dollars, are influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation or appreciation of the NIS in relation to the dollar.

To protect against the changes in value of forecasted foreign currency cash flows resulting from payments in NIS, we may maintain a foreign currency cash flow hedging program. We hedge portions of our forecasted expenses denominated in foreign currencies with forward contracts. These measures may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

Rising inflation in the United States and other markets in which we operate (or derive revenue) may impact the economy and ultimately the demand for our products and services. See “Risk Factors – High rates of global inflation and the occurrence of a recession could have a material and adverse impact on our business, results of operations and financial condition” for further information regarding the risks associated with such inflation.

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

			Israeli
			inflation
	Israeli	NIS devaluation	adjusted for
	inflation	or appreciation	devaluation or
Year Ended	rate	rate	appreciation
December 31,	%	%	%
2022	5.3	13.2	7.9
2021	2.8	(3.3)	(6.1)
2020	(0.7)	(7.0)	(6.3)

B.	LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations for the last two years primarily from our cash and cash equivalents, bank deposits, bank borrowings and cash from operations.

As of December 31, 2022, we had $124.3 million in cash and cash equivalents, short-term and long-term marketable securities, short-term and long-term financial investments and bank deposits, a decrease of $50.5 million from $174.8 million of cash and cash equivalents and bank deposits at December 31, 2021. As of December 31, 2021, we were restricted with respect to using approximately $5.1 million of our cash as a result of a lease agreement. As of December 31, 2022, we have no restricted cash.

Our material cash requirements from known contractual and other obligations include our lease commitments and purchasing commitments. For additional information on the foregoing commitments and purchasing commitments, see note 10 and note 11a to our Consolidated Financial Statements included elsewhere in this Annual Report.

Share Repurchase Program and Cash Dividends

In January, July and December 2021 and in June 2022, we received court approval to purchase up to $30 million, $35 million, $35 million and $35 million of our ordinary shares, respectively. In addition, in January 2023, we received court approval to purchase up to an additional $25 million of our ordinary shares. The most recent court approvals allowed us to use the approved amounts for share repurchases or cash dividends. The Israeli court generally limits its approval to six months from the date of application. As a result, although the program does not have a set end date, it requires renewal every six months by submitting a new court application, based on the then prevailing facts. No shares were repurchased during the year ended December 31, 2022 (other than through the repurchase program). Share purchases have and will take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume or other factors. The repurchase program does not require us to purchase a specific number of shares and may be suspended from time to time or discontinued.

During the year ended December 31, 2022, we acquired an aggregate of 1,513,207 of our ordinary shares for approximately $38.1 million and declared and paid cash dividends in the aggregate amount of $11.6 million. During the year ended December 31, 2021, we acquired an aggregate of 1,325,078 of our ordinary shares for approximately $41.8 million and declared and paid a cash dividend in the aggregate amount of $10.9 million. In February 2023, we declared a cash dividend in the aggregate amount of $5.7 million. As of April 18, 2023, we had approximately $19.3 million available for share repurchases or dividends under the most recent court approval granted in January 2023.

Cash Flows from Operating Activities

Our operating activities provided cash in the approximate amount of $8.3 million in the year ended December 31, 2022, primarily due to net income of $28.5 million, an increase of $3.5 million in trade payables, non-cash charges of $3.0 million for depreciation and amortization and $15.1 million for share-based compensation expenses and a decrease of $1.8 million in deferred tax assets, partially offset by an increase of $20.6 million in trade receivables, an increase of $12.7 million in inventories, a decrease of $4.1 million in other payables and accrued expenses and a decrease of $2.0 million in deferred revenues.

Our operating activities provided cash in the approximate amount of $47.3 million in the year ended December 31, 2021, primarily due to net income of $33.8 million, an increase of $5.5 million in deferred revenues, a decrease of $4.5 million in inventories, an increase of $9.6 million in other payables and accrued expenses, non-cash charges of $2.4 million for depreciation and amortization and $14.2 million for share-based compensation expenses and a decrease of $3.4 million in deferred tax assets, partially offset by a decrease of $11.7 million in the royalty buyout liability and an increase of $14.4 million in trade receivables. Our deferred revenues increased mainly due to the increase in the revenues derived from services in the past years and the deferred tax assets decreased as a result of utilization of these assets and update of temporary tax differences.

Cash Flows from Investing Activities

In the year ended December 31, 2022, our investment activities used cash in the amount of $19.7 million, primarily as a result of $16.6 million purchase of financial investments and $5.0 million investment in short-term and restricted bank deposits.

In the year ended December 31, 2021, our investment activities provided cash in the amount of $42.6 million, primarily as a result of a decrease of $84.6 million in short-term bank deposits, partially offset by the purchase of $43.8 million of marketable securities.

Cash Flows from Financing Activities

In the year ended December 31, 2022, we used $48.6 million of cash in financing activities, primarily as a result of $38.1 million used to repurchase our shares and $11.6 million used to pay cash dividends to our shareholders, partially offset by $1.1 million of proceeds from the issuance of shares upon exercise of stock options.

In the year ended December 31, 2021, we used $51.5 million of cash in financing activities, primarily as a result of $41.8 million used to repurchase our shares, $10.9 million used to pay cash dividends to our shareholders and $1.2 million used for repayment of bank loans, partially offset by $2.4 million of proceeds from the issuance of shares upon exercise of stock options.

Financing Needs

We anticipate that our operating expenses will be a material use of our cash resources for the foreseeable future. We believe that our current working capital is sufficient to meet our operating cash requirements for at least the next twelve months. Part of our strategy is to pursue acquisition opportunities. If we do not have available sufficient cash to finance our operations and the completion of additional acquisitions, we may be required to obtain additional debt or equity financing. We cannot be certain that we will be able to obtain, if required, additional financing on acceptable terms or at all.

Information with respect to Liquidity and Capital Resources as of December 31, 2021 and for the year then ended is contained under the heading “Liquidity and Capital Resources” in Item 5 of our 2021 20-F.

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

In addition, we continue to maintain our analog and digital media gateways for carrier and enterprise applications, multi-service business routers and develop further our session border controllers, IP phones, management routing and productivity applications, as well as specialized appliances for Microsoft Skype/Teams for Business such as SBA, CCE and CloudBond 365. Our platforms are expected to feature increased session capacity, new functionalities, enhanced signaling software and compliance with new protocols, as well as new management and productivity applications. We also invest in cloud and virtualization technologies, making sure our products and technologies suite are optimized for cloud and hosted services. As of December 31, 2022, 339 of our employees were engaged primarily in research and development on a full-time basis.

Our net research and development expenses were approximately $59.8 million in the year ended December 31, 2022, compared to $53.4 million in the year ended December 31, 2021, and $46.1 million in the year ended December 31, 2020. From time to time we have received royalty-bearing grants from the IIA. As a recipient of grants from the IIA, we are obligated to perform all manufacturing activities for projects subject to the grants in Israel unless we receive an exemption. Know-how from research and development which is used to produce products may not be transferred to third parties without the approval of the IIA and may require significant payments. The IIA approval is not required for the export of any products resulting from such research or development.

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

Through December 31, 2022, we had obtained grants from the IIA aggregating approximately $7.3 million for certain of our research and development projects related to our other Israeli subsidiaries. We are obligated to pay royalties to the IIA (not covered by the Royalty Buyout Agreement), amounting to 3% to 5% of the revenues from the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, if no additional payments are required, linked to the dollar and bearing interest at the rate of LIBOR at the time of grant. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required. If we transfer our manufacturing outside of Israel, the rate of royalties will increase.

As of December 31, 2022, our other Israeli subsidiaries have a contingent obligation to pay royalties in the amount of approximately $20.1 million.

D.	TREND INFORMATION

There is a growing global trend of use of AI  and machine learning, and we have started implementing these capabilities in our Voice.AI products. The Voice.AI product suite is focusing on content gathering and providing insights and predictions based on the content by using AI and machine learning.

Using content gathering within organizations for AI analysis has several benefits, including:

●	Improved decision-making;
●	Cost savings;
●	Increased accuracy;
●	Scalability; and
●	Competitive advantage.

Some of the latest trends in conversational AI include:

●	Multimodal Conversational AI: Conversational AI is moving beyond text and voice to include other forms of interaction, such as images, videos and augmented reality. This allows for more natural and intuitive conversations.
●	Personalized Conversational AI: Personalized conversational AI systems are becoming more prevalent, leveraging user data and machine learning algorithms to provide more personalized and relevant responses.
●	Increased Adoption of Conversational AI: As conversational AI technology becomes more advanced and accessible, it is being adopted across a range of industries and use cases, including customer service, healthcare and education.

Another ongoing trend is the global migration to All-IP, which continues to impact our business as it has done for several years, with the shift from traditional communications systems to IP communications and unified communications. The COVID-19 pandemic expedited this trend, as many organizations accelerated their plans for migration and moved their employees to a Work from Home environment or Hybrid Workplace environment.

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

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information with respect to our directors, senior executive officers and key employees at April 18, 2023:

Name	Age	Position
Stanley B. Stern	65	Chairman of the Board of Directors
Shabtai Adlersberg	70	President, Chief Executive Officer and Director
Niran Baruch	52	Vice President Finance and Chief Financial Officer
Lior Aldema	57	Chief Business Officer
Ofer Nimtsovich	54	Chief Operating Officer
Yair Hevdeli	58	Vice President, Research and Development
Eyal Frishberg	64	Vice President, Operations
Yehuda Herscovici	56	Vice President, Products
Tal Dor	53	Vice President, Human Resources
Shaul Weissman	57	Vice President, Business Development
Joseph Tenne(1)(2)(3)	67	Director
Dr. Eyal Kishon(1)(2)(3)(4)	63	Director
Doron Nevo(1)(2)(3)(4)	67	Director
Zehava Simon (2) (3)	64	Director
Shira Fayans Birenbaum (1)	59	Director
(1)	Member of Audit Committee
(2)	Member of Nominating Committee
(3)	Member of Compensation Committee
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

Lior Aldema has served as Chief Business Officer (CBO) since January 2018, previously served as a director from July 2018 through September 2022, and as our Chief Operating Officer and Head of Global Sales from April 2012 to December 2017. Previously, he served as our Vice President, Product Management from 2002 until 2009, as well as our Vice President Marketing from February 2003 until 2009. He has been employed by us since 1998, when he was team leader and later headed our System Software Group in our research and development department. Prior to 1998, Mr. Aldema served as an officer in the Technical Unit of the Intelligence Corps of the Israeli Defense Forces (Major), heading both operational units and large development groups related to various technologies. Mr. Aldema holds an M.B.A. from Tel Aviv University and a B.Sc. from the Technion.

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

Joseph Tenne has served as one of our directors since June 2003. Since May 2017, Mr. Tenne has served as a financial executive at Itamar Medical Ltd. (NASDAQ and TASE: ITMR, (until December 2021)). Mr. Tenne serves as a director of MIND CTI Ltd. (NASDAQ: MNDO), OPC Energy Ltd. (TASE: OPCE), Sapir Corp Ltd. (TASE: SPIR), Highcon Systems Ltd. (TASE: HICN), Electreon Wireless Ltd. (TASE: ELWS) and Tarya Israel Ltd. (TASE: TRA). From August 2014 to April 2017, Mr. Tenne served as the Vice President Finance and Chief Financial Officer of Itamar Medical Ltd. From March 2005 until April 2013, Mr. Tenne served as the Chief Financial Officer of Ormat Technologies, Inc. (NYSE and TASE: ORA). From 2003 to 2005, Mr. Tenne was the Chief Financial Officer of Treofan Germany GmbH & Co. KG, a German company. From 1997 until 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel (PwC Israel) and a member of PricewaterhouseCoopers International Limited. Mr. Tenne holds a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

Dr. Eyal Kishon has served as one of our directors since 1997. Since 2013, Dr. Kishon has served as a director of Riskified Ltd. (NYSE: RSKD). Since 2007, Dr. Kishon has served as a director of Valens Semiconductor Ltd. (NYSE: VLN). Since 1996, Dr. Kishon has been Managing Partner of Genesis Partners, an Israel-based venture capital fund. From 1993 to 1996, Dr. Kishon served as Associate Director of Dovrat-Shrem/Yozma-Polaris Fund Limited Partnership. Prior to that, Dr. Kishon served as Chief Technology Officer at Yozma Venture Capital from 1992 to 1993. From 1991 to 1992, Dr. Kishon was a Research Fellow in the Multimedia Department of IBM Science & Technology. From 1989 to 1991, Dr. Kishon worked in the Robotics Research Department of AT&T Bell Laboratories. Dr. Kishon holds a B.A. in Computer Science from the Technion - Israel Institute of Technology and an M.Sc. and a Ph.D. in Computer Science from New York University.

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

Zehava Simon was appointed as a director in February 2014. Ms. Simon served as a Vice President of BMC Software Inc. from 2000 until September 2013, most recently as Vice President, Corporate Development. From 2002 to 2011, Ms. Simon served as Vice President and General Manager of BMC Software in Israel. Prior to joining BMC Software, Ms. Simon held a number of executive positions at Intel Corporation. In her last position at Intel, she led Finance and Operations and Business Development for Intel in Israel. Ms. Simon has served as a board member of various companies, including Tower Semiconductor from 1999-2004, M-Systems from 2005-2006 and InSightec from 2005-2012. Ms. Simon is also a board member at Nova Measuring Instruments Ltd. (NASDAQ: NVMI), Amiad Water System Ltd. (TASE: AMD) and NICE Ltd. (NASDAQ: NICE). Ms. Simon holds a bachelor’s degree in Social Sciences from the Hebrew University, a law degree (LL.B.) from the Interdisciplinary Center in Herzlia and a master’s degree in Business and Management from Boston University.

Shira Fayans Birenbaum was appointed as a director in March 2022. Ms. Shira Fayans Birenbaum holds the position of President Global of CYMPIRE Ltd., a cyber simulation platform, as well as serving as a board member at ION Acquisition Corp (NYSE: IACC), a SPAC’s franchise company, at POMVOM Ltd. (TASE: PMVM), at Cyber Innovative Technologies as an advisory board member. Ms. Fayans Birenbaum has 25 years of experience as a Board Member in publicly traded companies such as investment houses, banks, insurance, real estate, manufacturers, semiconductor and educational institutions. In the years 2014-2019, Ms. Fayans Birenbaum held the position of COO and CMO of Microsoft Israel (NASDAQ: MSTF) leading Digital Transformation. Ms. Fayans Birenbaum has extensive experience in Executive C Level positions in her previous roles. Ms. Fayans Birenbaum holds an MBA and BA both from Tel Aviv University and Marketing management certification studies from The College of Management Academic studies.

B.	COMPENSATION

The table and summary below outline the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2022. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, discretionary and non-equity incentive bonuses, share-based compensation, payments accrued or paid in connection with retirement or termination of employment, and personal benefits and perquisites such as car, phone and social benefits paid to or earned by each Covered Executive during the year ended December 31, 2022.

			Share-Based	All Other
			Compensation	Compensation
Name and Principal Position	Salary	Bonus (1)	(2)	(3)	Total
Shabtai Adlersberg – President and CEO	$393,126	$1,000,000	$2,229,551	$209,403	$3,832,080
Lior Aldema – CBO	$280,853	$262,295	$1,240,097	$106,677	$1,889,922
Niran Baruch – VP Finance and CFO	$242,200	$117,880	$760,734	$83,431	$1,204,245
Ofer Nimtsovich – COO	$223,367	$67,883	$677,144	$92,548	$1,060,942
Yehuda Herscovici – VP Products	$221,580	$37,507	$650,100	$85,856	$995,043
(1)	Amounts reported in this column represent annual incentive bonuses granted to the Covered Executives based on performance-metric formulas set forth in their respective employment agreements.
(2)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2022, with respect to share-based compensation granted to the Covered Executive.

(3)	Amounts reported in this column include personal benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the respective Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (referred to in Hebrew as “Keren Hishtalmut”), pension, severance, vacation, car or car allowance, medical insurance and benefits, risk insurance (e.g., life insurance or work disability insurance), telephone expense reimbursement, convalescence or recreation pay, relocation reimbursement, payments for social security, and other personal benefits and perquisites consistent with our guidelines. All amounts reported in the table represent incremental cost to us.

The aggregate direct remuneration paid during the year ended December 31, 2022 to the 16 persons who served in the capacity of director, senior executive officer or key employee during 2022 was approximately $5.6 million, including approximately $0.5 million which was set aside for pension and retirement benefits. The compensation amounts do not include amounts expended by us for automobiles made available to our officers, expenses (including business, travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

We currently pay each of our non-employee directors an annual fee of approximately $41,240 and a fee of $1,240 for each board meeting or committee meeting attended. In the event that a director attends a meeting by phone or a resolution is adopted by written consent, then the fee is reduced to 60% and 50% of the regular meeting fee, respectively. Such fees are in accordance with the rates prescribed by the Companies Law Regulation for fees of outside directors. Only directors who are not officers receive compensation for serving as directors. Our director, Mr. Adlersberg, who also serves as our President and Chief Executive Officer and our director, Mr. Aldema, who also serves as our Chief Business Officer, do not receive board meeting fees. Instead, each of them receives compensation in accordance with the terms of his respective employment agreement.

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

A summary of our stock option and RSU activity and related information for the years ended December 31, 2022, 2021 and 2020 for the persons who served in the capacity of director, senior executive or key employee officer during those years is as follows:

	Year Ended December 31,
	2022		2021		2020
	Number	Weighted	Number	Weighted	Number	Weighted
	of	Average	of	Average	of	Average
	Options and	Exercise	Options and	Exercise	Options and	Exercise
	RSUs	Price	RSUs	Price	RSUs	Price
Outstanding at the beginning of the year	984,838	$3.17	1,209,768	$3.97	1,445,248	$4.30

Granted	315,150	$0.00	293,735	$0.00	279,500	$0.72
Cancelled	—		(26,250)		—
Options exercised / RSUs vested	(405,091)	$3.19	(492,415)	$3.19	(514,980)	$3.12

Outstanding at the end of the year	894,897	$3.17	984,838	$3.17	1,209,768	$3.97

As of December 31, 2022, options to purchase 215,479 ordinary shares were exercisable by the 15persons who served as an officer or director during the year ended December 31, 2022 at an average exercise price of $9.19 per share. As of December 31, 2022, the 15 persons who served as an officer, director or key employee during the year ended December 31, 2022 held an aggregate of 651,604 RSUs.

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

Nominating Committee

Nasdaq rules require that director nominees be selected or recommended for the board’s selection either by a committee composed solely of independent directors or by a majority of independent directors. Our nominating committee assists the board of directors in its selection of individuals as nominees for election to the board of directors and/or to fill any vacancies or newly created directorships on the board of directors. The nominating committee consists of Doron Nevo, Dr. Eyal Kishon, Joseph Tenne and Zehava Simon, with Doron Nevo serving as the chairman of the nominating committee. All members of the nominating committee are independent under the applicable Nasdaq rules and provisions of the Companies Law.

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

Board Classes

Pursuant to our articles of association, our directors, other than our outside directors, are classified into three classes (classes I, II and III). The members of each class of directors and the expiration of his or her current term of office are as follows:

Zehava Simon	Class I	2025
Shira Fayans Birenbaum	Class II	2023
Joseph Tenne	Class II	2023
Shabtai Adlersberg	Class III	2024
Stanley B. Stern	Class III	2024

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

D.	EMPLOYEES

We had the following number of employees as of December 31, 2022, 2021 and 2020 in the departments set forth in the table below:

	As of December 31,
	2022	2021	2020
Research and development	339	316	277
Sales and marketing, technical service and support	495	443	374
Operations	88	84	83
Management and administration	44	42	39
	966	885	773

Our employees were located in the following areas as of December 31, 2022, 2021 and 2020.

	As of December 31,
	2022	2021	2020
Israel	491	456	412
United States	200	182	152
Europe	108	96	73
Far East	136	127	121
Latin America	31	24	15
	966	885	773

Israeli labor laws and regulations are applicable to our employees in Israel. These laws principally concern matters such as paid annual vacation, paid sick days, length of the workday, pay for overtime, insurance for work-related accidents, severance pay and other conditions of employment. Israeli law generally requires severance pay, which may be funded by Manager’s Insurance, described below, upon the retirement or death of an employee or termination of employment without cause (as defined under Israeli law). Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which include payments for national health insurance. The payments to the National Insurance Institute currently range from approximately 7.05% to 19.6% of wages up to specified wage levels, of which the employee contributes approximately 60% and the employer contributes approximately 40%.

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

The following table sets forth the share ownership of our directors and officers as of April 18, 2023 and the outstanding number of options and RSUs held by them that vest within 60 days of April 18, 2023.

	Total	Percentage
	Shares	of	Number of
	Beneficially	Ordinary	Options and
Name	Owned	Shares	RSUs

Shabtai Adlersberg	4,497,439	14.1%	220,293
Stanley B. Stern	*	*	*
Niran Baruch	*	*	*
Lior Aldema	*	*	*
Ofer Nimtsovich	*	*	*
Yair Hevdeli	*	*	*
Eyal Frishberg	*	*	*
Yehuda Herscovici	*	*	*
Tal Dor	*	*	*
Shaul Weissman	*	*	*
Joseph Tenne	*	*	*
Dr. Eyal Kishon	*	*	*
Doron Nevo	*	*	*
Zehava Simon	*	*	*
Shira Fayans Birenbaum	*	*	*

*Represented less than one percent.

Our officers and directors have the same voting rights as our other shareholders.

The following table sets forth information with respect to the options to purchase our ordinary shares held by Mr. Adlersberg as of April 18, 2023.

Number of		Exercise
Options	Grant Date	Price	Exercised	Cancelled	Vesting	Expiration Date
95,293	March 20, 2017	$6.90	—	—	4 years	March 20, 2024
15,000	December 14, 2017	$7.13	—	—	4 years	December 14, 2024
15,000	March 14, 2018	$7.56	—	—	4 years	March 14, 2025
15,000	June 14, 2018	$7.33	—	—	4 years	June 14, 2025
15,000	September 14, 2018	$10.59	—	—	4 years	September 14, 2025
15,000	December 14, 2018	$10.66	—	—	4 years	December 14, 2025
15,000	March 14, 2019	$13.27	—	—	4 years	March 14, 2026
15,000	June 14, 2019	$15.93	—	—	4 years	June 14, 2026

The following table sets forth information with respect to the RSUs granted to Mr. Adlersberg as of April 18, 2023. These RSUs vest quarterly over a four-year period from the date of grant, subject to his continuing service to us.

Number of
RSUs	Grant Date	Issued
80,000	September 14, 2019	70,000
80,000	September 14, 2020	50,000
80,000	September 14, 2021	30,000
80,000	September 14, 2022	10,000

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

Under our equity incentive plan, we may grant our directors, officers and employees restricted shares, restricted share units and options to purchase our ordinary shares under Section 102. We may also grant other persons awards under our equity incentive plan. However, such other persons (controlling shareholders and consultants) will not enjoy the tax benefits provided by Section 102. The total number of ordinary shares that were originally available for grant under the 2008 Plan was 2,009,122, which was increased to 4,009,122 in 2010, 6,009,122 in 2013, 8,009,122 in 2016, 10,009,122 in 2019 and 12,009,122 in 2022. This number is reduced by one share for each equity grant we make under the 2008 Plan. During 2022, options to purchase 3,000 ordinary shares and 544,686 restricted share units were granted under the 2008 Plan. As of December 31, 2022, 2,290,337 ordinary shares remained available for grant under the 2008 Plan. As of December 31, 2022, there are 361,343 options to purchase ordinary shares and 1,186,809 restricted share units outstanding under the plan.

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

F.	DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION.

Not applicable.

ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

To our knowledge, (A) we are not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government and (B) there are no arrangements, the operation of which may at a subsequent date result in a change in control of AudioCodes. The following table sets forth, as of April 18, 2023 the number of our ordinary shares, which constitute our only outstanding voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding ordinary shares, and (ii) all of our directors and senior executive officers as a group.

Identity of Person or	Amount	Percent of
Group	Owned	Class(8)
Shabtai Adlersberg(1)	4,717,732	14.8%
Leon Bialik(2)	2,358,325	7.4%
Global Alpha Capital Management Ltd.(3)	2,012,424	6.3%
The Phoenix Holdings Ltd.(4)	1,740,636	5.5%
Copeland Capital Management, LLC(5)	1,653,376	5.2%
William Blair Investment Management, LLC(6)	1,650,348	5.2%
All directors and senior executive officers as a group (16 persons) (7)	4,898,588	15.4%
(1)	Includes options to purchase 200,293 shares exercisable within 60 days of April 18, 2023 and 20,000 ordinary shares issuable pursuant to restricted share units that vest within 60 days of April 18, 2023.
(2)	The information is derived from a statement on Schedule 13G/A of Leon Bialik filed with the SEC on February 9, 2023.
(3)	The information is derived from a statement on Schedule 13G of Global Alpha Capital Management Ltd. filed with the SEC on February 9, 2023.
(4)	The information is derived from a statement on Schedule 13G/A of The Phoenix Holdings Ltd. filed with the SEC on February 14, 2023. Such amount is rounded to the nearest share.
(5)	The information is derived from a statement on Schedule 13G/A of Copeland Capital Management, LLC filed with the SEC on January 26, 2022. Copeland Capital Management, LLC did not file a statement on Schedule 13G/A (with respect to its ownership in the Company) for the year ended December 31, 2022.
(6)	The information is derived from a statement on Schedule 13G of William Blair Investment Management, LLC filed with the SEC on February 9, 2023.
(7)	Includes 232,293 ordinary shares which may be purchased pursuant to options exercisable within 60 days following April 18, 2023 and 42,418 ordinary shares issuable pursuant to restricted share units that vest within 60 days of April 18, 2023.
(8)	This percentage calculation is rounded to the nearest tenth and based on 31,803,738 outstanding shares as of April 18, 2023 (which does not include treasury shares outstanding as of April 18, 2023).

Mr. Adlersberg held approximately 14.0% of our ordinary shares as of December 31, 2022 as compared to 14.1% of our ordinary shares as of December 31, 2021 and 15.2% of our ordinary shares as of December 31, 2020.

Mr. Bialik held approximately 7.4% of our ordinary shares as of December 31, 2022, as compared to 7.6% of our ordinary shares as of December 31, 2021 and 8.4% of our ordinary shares as of December 31, 2020.

Morgan Stanley and Morgan Stanley Capital Services LLC collectively held approximately 4.6% of our ordinary shares as of December 31, 2021 and 6.3% of our ordinary shares as of December 31, 2020. Neither Morgan Stanley nor Morgan Stanley Capital Services LLC filed a statement on Schedule 13G/A (with respect to its ownership in the Company) for the year ended December 31, 2022.

The Phoenix Holdings Ltd. held approximately 5.5% of our ordinary shares as of December 31, 2022, as compared to 5.1% of our ordinary shares as of December 31, 2021.

Global Alpha Capital Management Ltd. held approximately 6.4% of our ordinary shares as of December 31, 2022.  Global Alpha Capital Management Ltd. did not file a statement on Schedule 13G (with respect to its ownership in the Company) for the year ended December 31, 2021.

William Blair Investment Management, LLC held approximately 5.2% of our ordinary shares as of December 31, 2022. William Blair did not file a statement on Schedule 13G (with respect to its ownership in the Company) for the year ended December 31, 2021.

Copeland Capital Management, LLC held approximately 5.1% of our ordinary shares as of December 31, 2021. Copeland Capital Management, LLC did not file a statement on Schedule 13G/A (with respect to its ownership in the Company) for the year ended December 31, 2022.

As of April 18, 2023, there were approximately five holders of record of our ordinary shares in the United States, although we believe that the number of beneficial owners of the ordinary shares is significantly greater. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

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

Share Capital

Our authorized share capital consists of NIS 1,025,000 divided into 100,000,000 ordinary shares, nominal value NIS 0.01 per share, and 2,500,000 preferred shares, nominal value NIS 0.01 per share. As of April 18, 2023, we had 31,803,738 ordinary shares outstanding (which does not include 32,309,899 treasury shares) and no preferred shares outstanding.

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

Dividends

Under the Companies Law, we may pay dividends only out of our profits as determined for statutory purposes, unless court approval is granted for the payment of dividends despite the lack of statutory profits. (There is a unified statutory test for the payment of dividends and a company’s repurchase of its outstanding shares.) In 2023, we received court approval to pay dividends (and repurchase our shares) up to certain ceilings, despite the lack of statutory profits. The current approval is valid until July 4, 2023. We may seek further approvals to repurchase our shares and to continue to pay dividends. The amount of any dividend to be distributed among shareholders is based on the nominal value of their shares.

Voting Rights and Powers

Unless any shares have special rights as to voting, every shareholder has one vote for each share held of record.

Under our articles of association, we may issue preferred shares from time to time, in one or more series. However, in connection with our listing on the Tel Aviv Stock Exchange in 2001, we agreed that for such time as our ordinary shares are traded on the Tel Aviv Stock Exchange, we will not issue any of the 2,500,000 preferred shares, nominal value NIS 0.01, authorized in our articles of association. Notwithstanding the foregoing, we may issue preferred shares if the preference of those shares is limited to a preference in the distribution of dividends and such preferred shares have no voting rights.

Business Combinations

Our articles of association impose restrictions on our ability to engage in any merger, asset or share sale or other similar transaction with a shareholder holding 15% or more of our voting shares.

Winding Up

Upon our liquidation, our assets available for distribution to shareholders will be distributed to them in proportion to the nominal value of their shares.

Redeemable Shares

Subject to our undertaking to the Tel Aviv Stock Exchange as described above, we may issue and redeem redeemable shares.

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

Arrangements regarding the compensation of the Chief Executive Officer and of directors require the approval of the compensation committee, the board and the shareholders, in that order. In certain limited cases, the compensation of a new Chief Executive Officer who is not a director may be approved without the approval of the shareholders.

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

Insurance, Indemnification and Exculpation of Directors and Officers; Limitations on Liability

Insurance of Office Holders

The Companies Law permits a company, if permitted by its articles of association, to insure an office holder in respect of liabilities incurred by the office holder as a result of:

●	breach of the duty of care owed to the company or a third party;
●	breach of the fiduciary duty owed to the company, provided that the office holder acted in good faith and had reasonable grounds to believe that his action would not harm the company’s interests;
●	monetary liability imposed on the office holder in favor of a third party; and
●	reasonable litigation expenses, including attorney fees, incurred by the office holder as a result of an administrative enforcement proceeding instituted against him (without limiting from the generality of the foregoing, such expenses will include a payment imposed on the office holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 1968, as amended, or the Israeli Securities Law, and expenses that the office holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Israeli Securities Law, including reasonable legal expenses, which term includes attorney fees).

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

Israeli Tax Considerations and Government Programs

The following is a brief summary of the material Israeli income tax laws applicable to us, and certain Israeli Government programs that benefit us. This section also contains a discussion of material Israeli income tax consequences concerning the ownership and disposition of our ordinary shares. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. Several parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation. Each investor should consult its own tax or legal advisor as to the Israeli tax consequences of the purchase, ownership and disposition of our ordinary shares.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income. Taxable income of the company is subject to a corporate tax rate of 23% effective from January 1, 2018. However, the effective tax rate payable by a company that qualifies as an Industrial Company that derives income from a Preferred Technological Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

Law for the Encouragement of Capital Investments, 1959, or the Investment Law

The Investment Law provides certain incentives for capital investments in production facilities (or other eligible assets) by “Industrial Enterprises” (as defined under the Investment Law).

The Investment Law was significantly amended effective April 1, 2005, or the 2005 Amendment, and further amended as of January 1, 2011, or the 2011 Amendment, and January 1, 2017, or the 2017 Amendment. The 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead irrevocably to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment was designed to accommodate the implementation of the “Nexus Principles” (based on OECD guidelines published as part of the Base Erosion and Profit Shifting, or BEPS, project).

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

Trapped Earnings

On November 15, 2021, a new amendment to the Investment Law, or the Investment Law Amendment, was approved, introducing a new dividend distribution ordering rule to cause the distribution of earnings that were tax exempt under the historical Approved or Beneficial Enterprise regimes, or Trapped Earnings, to be on a pro-rata basis from any dividend distribution. The Investment Law Amendment is applicable to distributions starting from August 15, 2021 onwards. Therefore, the corporate income tax, or CIT, claw-back will apply upon any dividend distribution, as long as the Company has Trapped Earnings.

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

The 2017 Amendment provides new tax tracks for a “Preferred Technological Enterprise”– an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion for a tax year. Under the law, a Preferred Technological Enterprise, which is located in the center of Israel will be subject to tax at a rate of 12% on profits being derived from intellectual property and “Preferred Technological Enterprise” which is located in development area A will be subject to tax rate of 7.5%. In addition, a “Preferred Technological Enterprise” will receive a reduced corporate tax rate of 12% on capital gains derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if (i) the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and (ii) such sale receives prior approval from the IIA. However, the proportion of income that may be considered Preferred Technological Income and receive the tax benefits described immediately above is calculated according to a nexus formula, which is based on the proportion of qualifying expenditures on intellectual property compared to overall expenditures.

The 2017 Amendment further provides that a Preferred Company with group consolidated revenues of at least NIS 10 billion will qualify as a “Special Preferred Technological Enterprise” and will receive a reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel. In addition, a “Special Preferred Technological Enterprise” will receive a reduced corporate tax rate of 6% on capital gains derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if (i) the Benefitted Intangible Assets were either developed by the Special Preferred Enterprise or acquired from a foreign company on or after January 1, 2017, and (ii) such sale received prior approval from the IIA. A “Special Preferred Technological Enterprise” that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least 10 years, subject to the receipt of certain approvals as specified in the Investment Law.

Dividends paid out of Preferred Technological Income, which are distributed by a Preferred Technological Enterprise or a “Special Preferred Technological Enterprise,” are generally subject to tax at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more of the Israeli company and other conditions are satisfied, the tax rate will be 4%. However, dividends paid out to natural persons may be subject to an additional surtax of 3%, as described below.

We are eligible for tax benefits as a Preferred Technological Enterprise mentioned above and the changes in the tax rates relating to Preferred Technological Enterprises were taken into account in the computation of deferred taxes as of December 31, 2022.

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

Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law

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

However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise or Beneficiary Enterprise, unless a reduced tax rate is provided under an applicable tax treaty. If the dividend is being paid out of certain income attributable to a Preferred Technological Enterprise, the dividend will be subject to tax at the rate of 20%. A different rate may be provided in a treaty between Israel and the shareholder’s country of residence, as mentioned below.

In this regard, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a United States resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by an Approved Enterprise, or Beneficiary Enterprise or a Preferred Technological Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. If the above conditions are met and the dividends are generated by an Approved Enterprise, or Beneficiary Enterprise or a Preferred Technological Enterprise, the maximum rate of withholding tax on such dividends is 15%. If the dividend is attributable partly to income derived from Approved Enterprise, Beneficiary Enterprise or a Preferred Technological Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

Surtax

Individuals who are subject to tax in Israel (whether or not Israeli residents) are subject to a surtax at a rate of 3% of annual taxable income in excess of NIS 698,280 (for the 2023 tax year, which amount is linked to the annual change in the Israeli consumer price index), including, but not limited to, dividends, interest and capital gain.

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

However, if we are a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our U.S. source earnings and profits may be recharacterized as U.S. source. A “United States-owned foreign corporation” is any foreign corporation in which United States persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. In general, United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted from these rules. In such case, if 10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends paid on our ordinary shares allocable to our U.S. source earnings and profits will be treated as U.S. source, and, as such, a U.S. Holder may not offset any foreign tax withheld as a credit against U.S. federal income tax imposed on that portion of dividends. The rules governing the treatment of foreign taxes imposed on a U.S. Holder and foreign tax credits are complex, and each U.S. Holder should consult their respective tax advisor about the impact of these rules in their particular situation.

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

There is no definitive method prescribed in the Code, U.S. Treasury Regulations or relevant administrative or judicial interpretations for determining the value of a publicly-traded foreign corporation’s assets for purposes of the Asset Test. The legislative history of the U.S. Taxpayer Relief Act of 1997, or the 1997 Act, indicates that for purposes of the Asset Test, “the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities.” It is unclear whether other valuation methods could be employed to determine the value of a publicly-traded foreign corporation’s assets for purposes of the Asset Test.

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

For any tax year in which we are treated as a PFIC, a U.S. Holder may elect to treat its ordinary shares as an interest in a qualified electing fund, or a QEF Election, in which case the U.S. Holder would be required to include in income currently its proportionate share of our earnings and profits in years in which we are a PFIC regardless of whether distributions of our earnings and profits are actually made to the U.S. Holder. Any gain subsequently recognized by the U.S. Holder upon the sale or other disposition of its ordinary shares, however, generally would be taxed as capital gain.

A U.S. Holder may make a QEF Election with respect to a PFIC for any tax year. The election is effective for the tax year for which it is made and all subsequent tax years of the U.S. Holder. Procedures exist for both retroactive elections and the filing of protective statements. A QEF Election is made by completing U.S. Internal Revenue Service Form 8621 and attaching it to a timely filed (including extensions) U.S. federal income tax return for the first tax year to which the election will apply. A U.S. Holder must satisfy additional filing requirements each year the election remains in effect. Upon a U.S. Holder’s request, we will provide to such U.S. Holder the information required to make a QEF Election and to make subsequent annual filings.

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

Our website is http://www.audiocodes.com. We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the SEC. We make available, free of charge, on our website (under the heading “Investor Relations”) our Annual Reports on Form 20-F, Reports on Form 6-K and amendments to those reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. No information contained on our website is intended to be included as part of, or incorporated by reference into, this Annual Report on Form 20-F. The SEC maintains an Internet site that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to financial market risk associated with changes in foreign currency exchange rates. To mitigate these risks, we use derivative financial instruments. The majority of our revenues and expenses are generated in dollars. A portion of our expenses, however, is denominated in NIS. In order to protect ourselves against the volatility of future cash flows caused by changes in foreign exchange rates, we use currency forward contracts and currency options. We usually hedge the part of our forecasted expenses denominated in NIS. If our currency forward contracts and currency options meet the definition of a hedge, and are so designated, changes in the fair value of the contracts will be offset against changes in the fair value of the hedged assets or liabilities through earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change. Our hedging program reduces, but does not eliminate, the impact of foreign currency rate movements and due to the general economic slowdown along with the devaluation of the dollar, our results of operations may be adversely affected. Without taking into account the mitigating effect of our hedging activity, a 10% decrease in the dollar exchange rates in effect for the year ending December 31, 2022 would cause a decrease in net income of approximately $8.9 million.

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

ITEM 15.      CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our President and Chief Executive Officer and our Vice President Finance and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in 13a-15(e) under the Exchange Act) as of December 31, 2022. Based on this evaluation, our President and Chief Executive Officer and Vice President Finance and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were (i) designed to ensure that material information relating to us, including our consolidated subsidiaries, is made known to our management, including our President and Chief Executive Officer and Vice President Finance and Chief Financial Officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared and (ii) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the framework for Internal Control – Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on our assessment under that framework and the criteria established therein, our management concluded that the company’s internal control over financial reporting were effective as of December 31, 2022.

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

ITEM 16.C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has served as our independent public accountants for each of the years in the three-year period ended December 31, 2022. The following table presents the aggregate fees for professional audit services and other services rendered by Kost Forer Gabbay & Kasierer in 2022 and 2021.

	Year Ended December 31,
	(Amounts in thousands)
	2022	2021
Audit Fees	$524	$440
Tax Fees	194	107
Total	$718	$547

Audit Fees consist of fees billed for the annual audit of the company’s consolidated financial statements and the statutory financial statements of the company. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include services rendered for the integrated audit over internal controls as required under Section 404 of the Sarbanes-Oxley Act applicable in 2022 and 2021, the provision of consents and the review of documents filed with the SEC.

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

During 2022 and 2021, no services provided to AudioCodes by Kost Forer Gabbay & Kasierer were approved by the audit committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. We approve all such compensation by the audit committee.

ITEM 16.D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2022, we repurchased an aggregate of 1,513,207 of our ordinary shares for an aggregate consideration of approximately $38.1 million, as set forth below:

				(d)
				Approximate
				dollar
			(c) Total	Value of
		(b)	Number of	Shares
		Average	Ordinary	That
	(a) Total	Price	Shares	May Yet be
	Number of	Paid	Purchased as	Purchased
	Ordinary Shares	per	Part	under
	Purchased	Ordinary Share ($)	of Publicly	the Program
Period	(1)	(2)	Announced Program	($)
January 1 - January 31, 2022	134,994	33.6	134,994	30,459,640
February 1 - February 28, 2022	355,358	28.01	355,358	20,496,318
March 1 - March 31, 2022(3)	229,772	27.67	229,772	8,299,034
April 1 - April 30, 2022	—	—	—	8,299,034
May 1 - May 31, 2022	330,947	21.97	330,947	1,019,216
June 1 - June 30, 2022	43,532	23.40	43,532	35,000,000
July 1 - July 31, 2022	—	—	—	35,000,000
August 1 - August 31, 2022(4)	50,908	22.73	50,908	28,121,036
September 1 - September 30, 2022	222,316	22.07	222,316	23,207,832
October 1 - October 31, 2022	—	—	—	23,207,832
November 1 - November 30, 2022	145,380	19.63	145,380	20,349,414
December 1 - December 31, 2022	—	—	—	20,349,414
Total in 2022	1,513,207	25.15	1,513,207	20,349,414
(1)

In June 2022, we received court approval in Israel to repurchase up to $35.0 million of our ordinary shares. The approval received in 2022 allowed us to use the approved amounts for share repurchases or cash dividends. The Israeli court generally limits its approval to six months from the date of application. Consequently, although the program does not have a set end date, it requires renewal each six months by submitting new court application based on the then prevailing facts. No shares were repurchased during 2022 other than through the repurchase program.

(2)	Excluding commissions.
(3)	In March 2022, we paid a cash dividend in the aggregate amount of $5.8 million.

(4)In August 2022, we paid a cash dividend in the aggregate amount of $5.7 million.

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

ITEM 16.I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.      FINANCIAL STATEMENTS

Not applicable.

ITEM 18.      FINANCIAL STATEMENTS

Reference is made to pages F-1 to F-42 of the financial statements attached hereto.

ITEM 19.      EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit		Incorporated by Reference
No.	Document	Form	File No.	Date Filed

1.1	Amended and Restated Memorandum of Association of Registrant.	6-K	000-30070	9/15/2020

1.2	Amended and Restated Articles of Association of Registrant.	6-K	000-30070	9/15/2020

2.1*	Description of Securities.

4.1	License Agreement between AudioCodes Ltd. and DSP Group, Inc., dated as of May 6, 1999.	F-1	333-10352	5/22/1999

4.2	Employment Agreement between AudioCodes Ltd. and Shabtai Adlersberg.	6-K	000-30070	11/12/2009

4.3	Amendment No. 1 to Employment Agreement between AudioCodes Ltd. and Shabtai Adlersberg.	6-K	000-30070	8/8/2013

4.4	Amendment No. 2 to Employment Agreement between AudioCodes Ltd. and Shabtai Adlersberg.	6-K	000-30070	8/8/2017

4.5	Amendment No. 3 to Employment Agreement between AudioCodes Ltd. and Shabtai Adlersberg.	6-K	000-30070	8/14/2019

4.6†	English Summary of Terms of Employment of Lior Aldema, as of March 2019.	20-F (2019)	000-30070	3/19/2020

4.7†	Building and Tenancy Lease Agreement, dated May 11, 2007, by and between Airport City Ltd. and AudioCodes Ltd.	20-F (2006)	000-30070	6/27/2007

4.8†	English Summary of Addendum, dated September 23, 2013, to Lease and Construction Agreement of November 14, 2000, between Airport City Ltd., as landlord and AudioCodes Ltd., as tenant.	6-K	000-30070	1/6/2014

4.9	AudioCodes Ltd. 2008 Equity Incentive Plan.	20-F (2008)	000-30070	6/30/2009

4.10	Amendment to AudioCodes Ltd. 2008 Equity Incentive Plan.	S-8	333-170676	11/18/2010

4.11	Amendment No. 2 to AudioCodes Ltd. 2008 Equity Incentive Plan.	S-8	333-190437	8/7/2013

4.12	Amendment No. 3 to AudioCodes Ltd. 2008 Equity Incentive Plan.	S-8	333-210438	3/29/2016

4.13	Amendment No. 4 to AudioCodes Ltd. 2008 Equity Incentive Plan.	S-8	333-230388	3/19/2019

4.14	Form of Insurance, Indemnification and Exculpation Agreement between the Registrant and each of its directors and executive officers.	6-K	000-30070	11/10/2011

4.15	Form of AudioCodes Ltd. Executive Compensation Policy for the years 2022-2024.	6-K	000-30070	8/10/2022

4.16	Summary of Request for Receipt Of A Loan In Foreign Currency – The First International Bank Of Israel Ltd.	20-F (2015)	000-30070	3/29/2016

4.17†	English Summary of Royalty Buyout Agreement, dated November 25, 2019, by and among AudioCodes Ltd., AudioCodes Development Ltd., and the Israel National Authority for Technology and Innovation.	20-F (2020)	000-30070	2/25/2020

4.18	Amendment No. 5 to AudioCodes Ltd. 2008 Equity Incentive Plan.	S-8	333-264535	4/28/2022

4.19*	Lease Agreement, dated May 13, 2022, by and between Kingsbridge 2005 LLC and AudioCodes Ltd.

4.20*†	English Summary of Building and Tenancy Lease Agreement, dated November 16, 2022, by and between Naimi Towers Ltd. and AudioCodes Ltd.

8.1*	Subsidiaries of the Registrant.

12.1*	Certification of Shabtai Adlersberg, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Niran Baruch, Vice President Finance and Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification by President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification by Vice President Finance and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

101.1*	Interactive Data Files (XBRL-Related Documents).

†English summary of Hebrew original.

*Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

AUDIOCODES LTD.

By:	/s/ SHABTAI ADLERSBERG
Shabtai Adlersberg
President and Chief Executive Officer

Date: April 24, 2023

AUDIOCODES LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

IN U.S. DOLLARS

-3-6232525 -3-5622555
Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

AUDIOCODES LTD. AND ITS SUBSIDIARIES

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AudioCodes Ltd. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021 the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 24, 2023, expressed an unqualified opinion thereon.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

-3-6232525 -3-5622555
Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Revenue Recognition

Description of the Matter

As described in Note 2 to the consolidated financial statements, the Company generates revenues mainly from sales of products and services. The Company's contracts with customers often contain multiple goods and services that are accounted for separately if they are distinct performance obligations. In such contracts, the transaction price is then allocated to the distinct performance obligations on a relative standalone selling price basis and revenue is recognized when control of the distinct performance obligation is transferred.

Auditing the Company's revenue recognition involved a high degree of auditor judgment due to the effort to evaluate (a) the identification and determination of whether products and services, such as software licenses and related services, are considered distinct performance obligations, which should be accounted for separately and (b) the determination of standalone selling prices for each distinct performance obligation.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls related to the identification of distinct performance obligations, and the determination of stand-alone selling prices for each distinct performance obligation.

Our audit procedures also included, among others, selecting a sample of customer contracts and reading contract source documents for each selection, including the executed contract and purchase order and evaluating the appropriateness of management's application of significant accounting policies on the contracts. We tested management's identification of significant terms for completeness, including the identification and determination of distinct performance obligations. We also evaluated the reasonableness of management's estimate of stand-alone selling prices for products and services and tested the mathematical accuracy of management's calculations of revenue. Finally, we assessed the appropriateness of the related disclosures in the consolidated financial statements.

Kost Forer Gabbay & Kasierer,
a Member of Ernst & Young Global

We have served as the Company’s auditor since 1997.

Tel-Aviv, Israel

April 24, 2023

-3-6232525 -3-5622555
Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

AUDIOCODES LTD. AND ITS SUBSIDIARIES

Opinion on Internal Control over Financial Reporting

We have audited AudioCodes Ltd. and its subsidiaries’ internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, AudioCodes Ltd. and its subsidiaries (collectively, the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated April 24, 2023 expressed an unqualified opinion thereon.

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

Kost Forer Gabbay & Kasierer,
a Member of Ernst & Young Global

Tel-Aviv, Israel
April 24, 2023

AUDIOCODES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2022	2021
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$24,535	$79,423
Restricted cash	—	5,100
Short-term and restricted bank deposits	5,210	220
Short-term marketable securities	2,120	669
Short-term financial investments	15,258	—
Trade receivables (net of allowance for credit losses of $463 and $233 as of December 31, 2022 and 2021, respectively)	56,424	48,956
Other receivables and prepaid expenses	10,006	9,197
Inventories	36,377	23,988

Total current assets	149,930	167,553

LONG-TERM ASSETS:
Long-term and restricted bank deposits	—	94
Long-term trade receivables	13,099	—
Long-term marketable securities	75,946	89,307
Long-term financial investments	1,242	—
Deferred tax assets	9,073	8,905
Operating lease right-of-use assets	13,517	16,457
Severance pay funds	17,933	22,724

Total long-term assets	130,810	137,487

PROPERTY AND EQUIPMENT, NET	3,965	4,394

INTANGIBLE ASSETS, NET	1,566	2,370

GOODWILL	37,560	37,560

Total assets	$323,831	$349,364

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED BALANCE SHEETS (Cont.)

U.S. dollars in thousands, except share and per share data

	December 31,
	2022	2021
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	11,338	7,863
Other payables and accrued expenses	38,316	38,350
Deferred revenues	36,634	41,591
Short-term operating lease liabilities	8,169	8,139

Total current liabilities	94,457	95,943

LONG-TERM LIABILITIES:
Accrued severance pay	17,755	22,895
Deferred revenues and other liabilities	16,308	13,637
Long-term operating lease liabilities	5,551	11,391

Total long-term liabilities	39,614	47,923

COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)

Total liabilities	134,071	143,866

SHAREHOLDERS’ EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value -
Authorized: 100,000,000 shares as of December 31, 2022 and 2021; Issued: 63,998,443 and 63,294,907 shares as of December 31, 2022 and 2021, respectively; Outstanding: 31,688,544 and 32,498,215 shares as of December 31, 2022 and 2021, respectively	109	107
Additional paid-in capital	394,941	378,766
Treasury stock at cost – 32,309,899 and 30,796,692 shares as of December 31, 2022 and 2021, respectively	(217,744)	(179,645)
Accumulated other comprehensive income (loss)	(10,953)	(223)
Retained earnings (accumulated deficit)	23,407	6,493

Total shareholders’ equity	189,760	205,498

Total liabilities and shareholders’ equity	$323,831	$349,364

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year Ended December 31,
	2022	2021	2020
Revenues:
Products	$164,302	$155,089	$145,332
Services	110,791	93,831	75,442

Total revenues	275,093	248,920	220,774

Cost of revenues:
Products	63,686	52,750	54,384
Services	32,629	25,279	16,574

Total cost of revenues	96,315	78,029	70,958

Gross profit	178,778	170,891	149,816

Operating expenses:
Research and development, net	59,842	53,396	46,072
Selling and marketing	70,123	62,057	51,217
General and administrative	17,494	15,914	14,177

Total operating expenses	147,459	131,367	111,466

Operating income	31,319	39,524	38,350
Financial income (expenses), net	2,864	123	(1,703)

Income (loss) before taxes on income	34,183	39,647	36,647
Taxes on income	5,717	5,896	9,399

Net income	$28,466	$33,751	$27,248

Earnings per share:
Basic	$0.89	$1.03	$0.87
Diluted	$0.88	$1.00	$0.83

Weighted average number of shares used in computations of earnings per share:
Basic	31,849,422	32,703,478	31,440,093
Diluted	32,500,141	33,845,559	32,915,683

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year Ended December 31,
	2022	2021	2020
Net income	$28,466	$33,751	$27,248

Other comprehensive income (loss) related to:
Change in unrealized gains (losses) on marketable securities available-for-sale, net of tax:
Gain (loss) on marketable securities recognized in other comprehensive income	(5,434)	(1,395)	453
Other comprehensive income (loss) related to unrealized gains (losses) on marketable securities available-for-sale	(5,434)	(1,395)	453

Change in unrealized gains (losses) on cash flow hedges, net of tax:
Gain (loss) on derivative instruments recognized in other comprehensive income,	(8,979)	1,538	3,445
Gain (loss) on derivative instruments recognized in income	3,683	(2,138)	(2,126)

Other comprehensive income (loss), related to unrealized gains (losses) on cash flow hedges, net of tax	(5,296)	(600)	1,319

Other comprehensive income (loss), net of tax	(10,730)	(1,995)	1,772

Total comprehensive income	$17,736	$31,756	$29,020

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share and per share data

				Accumulated	Retained
		Additional		other	earnings
	Share	paid-in	Treasury	comprehensive	(accumulated	Total
	capital	capital	stock	income (loss)	deficit)	equity
Balance as of January 1, 2020	94	265,372	(137,793)	—	(35,199)	92,474

Issuance of shares upon exercise of options and vesting of RSUs	3	2,603	—	—	—	2,606
Issuance of ordinary shares in a public offering, net	8	85,418	—	—	—	85,426
Share-based compensation related to options and RSUs granted to employees and non-employees	—	8,771	—	—	—	8,771
Cash dividends paid	—	—	—	—	(8,442)	(8,442)
Other comprehensive income	—	—	—	1,772	—	1,772
Net income	—	—	—	—	27,248	27,248
Balance as of December 31, 2020	105	362,164	(137,793)	1,772	(16,393)	209,855

Purchase of treasury stock	—	—	(41,852)	—	—	(41,852)
Issuance of shares upon exercise of options and vesting of RSUs	2	2,438	—	—	—	2,440
Share-based compensation related to options and RSUs granted to employees and non-employees	—	14,164	—	—	—	14,164
Cash dividends paid	—	—	—	—	(10,865)	(10,865)
Other comprehensive loss	—	—	—	(1,995)	—	(1,995)
Net income	—	—	—	—	33,751	33,751
Balance as of December 31, 2021	107	378,766	(179,645)	(223)	6,493	205,498

Purchase of treasury stock	—	—	(38,099)	—	—	(38,099)
Issuance of shares upon exercise of options and vesting of RSUs	2	1,053	—	—	—	1,055
Share-based compensation related to options and RSUs granted to employees and non-employees	—	15,122	—	—	—	15,122
Cash dividends paid	—	—	—	—	(11,552)	(11,552)
Other comprehensive loss	—	—	—	(10,730)	—	(10,730)
Net income	—	—	—	—	28,466	28,466
Balance as of December 31, 2022	109	394,941	(217,744)	(10,953)	23,407	189,760

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year Ended December 31,
	2022	2021	2020
Cash flows from operating activities:

Net income	$28,466	$33,751	$27,248
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,984	2,432	2,268
Amortization of marketable securities premiums and accretion of discounts, net	1,513	1,589	172
Share-based compensation related to options and RSUs granted to employees and non-employees	15,122	14,164	8,771
Cash financial expenses (income), net	(892)	54	(26)
Decrease in deferred tax assets, net	1,780	3,406	8,329
Increase in trade receivables, net	(20,567)	(14,438)	(7,017)
Increase in other receivables and prepaid expenses	(1,621)	(1,221)	(1,516)
Decrease (increase) in inventories	(12,653)	4,504	(1,525)
Decrease in operating lease right-of-use assets	6,639	7,445	7,913
Decrease in operating lease liabilities	(9,509)	(7,556)	(6,717)
Decrease in royalty buyout liability	—	(11,684)	(9,815)
Increase in trade payables	3,475	879	356
Increase (decrease) in other payables and accrued expenses	(4,077)	9,601	3,839
Increase (decrease) in deferred revenues	(2,030)	5,480	5,906
Increase (decrease) in accrued severance pay, net	(349)	(1,062)	290

Net cash provided by operating activities	8,281	47,344	38,476

Cash flows from investing activities:

Purchase of property and equipment	(1,487)	(1,174)	(1,530)
Purchase of marketable securities	—	(43,808)	(54,977)
Purchase of financial investments	(16,615)	—	—
Proceeds from redemption of marketable securities	1,123	3,240	—
Proceeds from redemption of financial investments	1,052	—	—
Proceeds from sale of marketable securities	2,250	2,571	—
Investment in short-term and restricted bank deposits	(5,000)	—	(84,000)
Proceeds from short-term and restricted bank deposits	10	84,597	599
Proceeds from long-term and restricted bank deposits	94	—	600
Net cash paid for acquisition of subsidiary	(1,100)	(2,804)	—

Net cash provided by (used in) investing activities	$(19,673)	$42,622	$(139,308)

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

U.S. dollars in thousands

	Year Ended December 31,
	2022	2021	2020
Cash flows from financing activities:

Purchase of treasury stock	$(38,099)	$(41,852)	$—
Repayment of long-term bank loans	—	(1,200)	(2,497)
Cash dividends paid	(11,552)	(10,865)	(8,442)
Proceeds from issuance of shares upon exercise of options	1,055	2,440	2,606
Proceeds from issuance of shares in a public offering, net	—	—	85,426

Net cash provided by (used in) financing activities	(48,596)	(51,477)	77,093

Increase (decrease) in cash, cash equivalents and restricted cash	(59,988)	38,489	(23,739)
Cash, cash equivalents and restricted cash at the beginning of the year	84,523	46,034	69,773

Cash, cash equivalents and restricted cash at the end of the year	$24,535	$84,523	$46,034

Supplemental disclosure of cash flow activities:

Cash paid during the year for income taxes	$4,024	$1,584	$835

Cash paid during the year for interest	$—	$455	$204

Significant non-cash transactions:

Inventory transferred to be used as property and equipment	$264	$701	$607

Operating lease right-of-use asset recognized with corresponding lease liability	$3,699	$(1,528)	$3,655

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-GENERAL

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

The Company operates through its wholly-owned subsidiaries in the United States, Europe, Asia, Latin America, Australia and Israel.

b.	Material customers and suppliers:

The Group is dependent upon sole source suppliers for certain key components used in its products, including certain digital signal processing chips. Although there are a limited number of manufacturers for these particular components, management believes that other suppliers could provide similar components on comparable terms to the extent needed. Any change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which could materially and adversely affect the operating results and financial position of the Group.

During the years ended December 31, 2022, 2021 and 2020, the Group had a major customer which accounted for 15.1%, 15.4% and 13.0%, respectively, of total revenues in those years. In addition, during the years ended December 31, 2022, 2021 and 2020, the Group had an additional major customer which accounted for 10.0%, 10.9% and 13.5%, respectively, of total revenues the years ended December 31, 2022, 2021 and 2020. No other customer accounted for more than 10% of the Group's revenues in the years ended December 31, 2022, 2021 and 2020.

c.	COVID-19:

The COVID-19 pandemic has impacted, and continues to impact, the markets that the Group serves. In particular, the COVID-19 pandemic resulted in an unprecedented shift to work-from-home for many enterprises and contact centers, and a need to enable remote teams and agents to communicate and collaborate, regardless of their location. Moreover, there has also been a significant increase in the consumption of online services resulting from lockdowns in many countries, thus increasing the load on support centers. The COVID-19 pandemic has disrupted supply chains and affected production and sales across a range of industries, including the industry in which the Group operates. While the Group has previously managed, and will continue to actively manage, the Group’s business in an attempt to mitigate the impacts of the COVID-19 pandemic, the Group cannot at this time estimate the duration or full magnitude that the COVID-19 pandemic could ultimately have on the Group’s business, results of operations and financial condition.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-GENERAL (Cont.)

d.	Ongoing conflict in Ukraine:

In February 2022, Russia launched a large-scale invasion of Ukraine, and Russia and Ukraine continue to engage in active and armed conflict. Such conflict has resulted, and will likely continue to result in, significant destruction of Ukraine’s infrastructure and substantial casualties amongst military personnel and civilians. As a result of Russia’s invasion of Ukraine, the governments of several nations have implemented commercial and economic sanctions against Russia (as well as certain banks, companies, government officials, and other individuals in Russia and Belarus). In addition to governmental entities, actors in the private sector, including, among others, tech firms, consumer brands and major manufacturers, have stopped, or publicly announced that they intend to stop, operations in Russia and cease their partnerships with Russian firms, and shippers, insurance companies and refiners have similarly indicated that they will no longer purchase or ship crude oil from Russia.

In March 2022, Israel’s then Foreign Minister Mr. Yair Lapid indicated that Israel would not function as a route to bypass sanctions imposed on Russia by the United States and other western countries, and Israeli banks have elected to sever relationships with sanctioned Russian banks. Israel has not, as of the date of this Annual Report, imposed explicit sanctions on Russia or Belarus; however, it has publicly rejected Russia’s annexation of the four occupied regions of Ukraine and voiced support for Ukraine’s sovereignty and territorial integrity. Moreover, Israeli companies that maintain ties to the United States, the United Kingdom and the European Union could be indirectly subject to the measures imposed by such nations.

While it is not possible to predict or determine the ultimate consequences and impact of the conflict in Ukraine, such conflict could result in, among other things, significant regional instability and geopolitical shifts, and material and adverse effects on global macroeconomic conditions, financial markets, exchange rates and supply chains. To the extent negotiations between Russia and Ukraine are ultimately unsuccessful, the conflict in Ukraine could have a lasting impact in the near- and long-term on the financial condition, business and operations of the Group’s business (and the businesses of the counterparties with whom the Group engages), and the global economy at large.

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”), applied on a consistent basis as follows:

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they were made. As applicable to these consolidated financial statements, the most significant estimates and assumptions relate to revenue recognition and allowance for sales returns, allowance for credit losses, inventories write-off, intangible assets, goodwill, income taxes and valuation allowance, share-based compensation and contingent liabilities. Actual results could differ from those estimates.

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

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Short-term and restricted bank deposits are deposits with maturities of more than three months, but less than one year. The deposits are mainly in dollars and bear interest at an average annual rate of 1.06% and 0.28% for the years ended December 31, 2022 and 2021, respectively. Short-term and restricted deposits are presented at cost. Any accrued interest on these deposits is included in other receivables and prepaid expenses.

	December 31,	December 31,
	2022	2021
Cash and cash equivalents	$24,535	$79,423
Restricted cash	—	5,100
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$24,535	$84,523

f.	Marketable securities:

The Group accounts for investments in debt securities in accordance with ASC 320, “Investments - Debt Securities”.

Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date.

As of December 31, 2022, the Group classified all of its marketable securities as available-for-sale (“AFS”). AFS securities are carried out at fair value, with the unrealized gains and losses, net of tax, reported in “accumulated other comprehensive loss” in shareholders’ equity. Realized gains and losses on sale of investments are included in “financial income (expenses), net” and are derived using the specific identification method for determining the cost of securities. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, together with interest on securities, is included in “financial income (expenses), net”.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Group periodically evaluates its AFS debt securities for impairment in accordance with Accounting Standards Update (“ASU”) 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. If the amortized cost of an individual security exceeds its fair value, the Company considers its intent to sell the security or whether it is more likely than not that it will be required to sell the security before recovery of its amortized basis. If either of these criteria are met, the Company writes down the security to its fair value and records the impairment charge in the Consolidated Statements of operations. If neither of these criteria are met, the Company assesses whether credit loss exists. In making this assessment, the Company considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and any adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss may exist, the present value of the cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of the cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses will be recorded, limited by the amount that the fair value is less than the amortized cost basis. Any additional impairment not recorded through an allowance for credit losses is recognized in other comprehensive income.

During the years ended December 31, 2022, 2021 and 2020, the Group’s credit losses were immaterial.

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

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Group’s long-lived assets (asset group) to be held and used, including right of use assets and intangible that are subject to amortization are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment” whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. If such assets are considered to be impaired, recoverability of assets (asset group) to be held and used is measured by a comparison of the carrying amount of an asset (asset group) to the future undiscounted cash flows expected to be generated by the asset. The impairment to be recognized is measured by the amount by which the carrying amount of the assets (asset groups) exceeds the fair value of the assets (asset groups).

During the years ended December 31, 2022, 2021 and 2020, no impairment losses have been identified.

j.	Intangible assets:

Intangible assets are comprised of acquired technology, customer relations and licenses. Intangible assets that are not considered to have an indefinite useful life are amortized using the straight-line basis over their estimated useful lives, which range from 4 to 10 years.

k.	Leases:

The Group evaluates the contracts it enters into to determine whether such contracts contain leases. A contract contains a lease if the contract conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration.

The Group determines if an arrangement is a lease at inception of the contract, which is the date on which the terms of the contract are agreed to, and the agreement creates enforceable rights and obligations. The commencement date of the lease is the date that the lessor makes an underlying asset available for the lessee's use. At commencement, contracts containing a lease are further evaluated for classification as an operating or finance lease where the Company is a lessee, or as an operating, sales-type or direct financing lease where the Company is a lessor, based on their terms.

As the Group's lease arrangements as a lessee do not provide an implicit rate, the Group uses its incremental estimated borrowing rate at lease commencement to measure ROU assets and lease liabilities. Operating lease expense is generally recognized on a straight-line basis over the lease term. For leases with a term of one year or less, the Group elected not to record the ROU asset or liability. The Group elected to not recognize a lease liability or ROU asset for leases with a term of twelve months or less. The Group also elected the practical expedient to not separate lease and non-lease components for its leases.

A portion of the Group's sales of equipment to customers are made through bundled lease arrangements which typically include software license, equipment and services. Revenues under these bundled lease arrangements are allocated considering the relative standalone selling prices of the lease and non-lease components included in the bundled arrangement.

The two primary accounting provisions the Group use to classify transactions as sales-type or operating leases are: (i) a review of the lease term to determine if it is for the major part of the economic life of the underlying equipment; and (ii) a review of the present value of the lease payments to determine if they are equal to or greater than substantially all of the fair market value of the equipment at the inception of the lease. Equipment included in arrangements meeting these conditions are accounted for as sales-type leases and revenue is recognized at lease commencement. Equipment included in arrangements that do not meet these conditions are accounted for as operating leases and revenue is recognized over the term of the lease. For the year ended December 31, 2022, equipment leases that were classified as operating leases were immaterial.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Goodwill:

Goodwill and certain other purchased intangible assets have been recorded in the Group's financial statements as a result of acquisitions.

Goodwill represents the excess of the purchase price over the estimated fair value of net assets of a business acquired in a business combination. Under ASC 350, "Intangibles - Goodwill and Other", goodwill is not amortized, but rather is subject to an impairment test at least annually.

The Group performs an annual impairment test of goodwill in the fourth quarter of each fiscal year, or more frequently. if events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is tested for impairment at the reporting unit level, by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If the reporting unit does not pass the qualitative assessment, the Company carries out a quantitative test for impairment of goodwill, by comparing the fair value of the reporting unit with the carrying amount of the reporting unit that includes goodwill. The Company may bypass the qualitative assessment and proceed directly to performing the quantitative goodwill impairment test. The Company operates as one reporting segment, and this segment comprises its only reporting unit. Therefore, goodwill is tested for impairment at that level. The Company did not record goodwill impairment charges during the years ended December 31, 2022, 2021 and 2020.

m.	Revenue recognition:

The Group generates its revenues primarily from the sale of software licenses, equipment, and related services through a direct sales force and sales representatives. The Group's products are delivered to its customers, which include original equipment manufacturers, network equipment providers, systems integrators, enterprises, carriers and distributors in the telecommunications and networking industries, all of whom are considered end-users.

Revenues are recognized in accordance with ASC 606, "Revenue from Contracts with Customers”. As such, the Group identifies a contract with a customer, identifies the performance obligations in the contract, determines the transaction price, allocates the transaction price to each performance obligation in the contract and recognizes revenues when (or as) the Group satisfies its performance obligations.

The Group enters into contracts that can include combinations of products and services that are capable of being distinct and accounted for as separate performance obligations.  The software licenses and equipment are distinct as the customer can derive the economic benefit of it without any additional services. The Group allocates the transaction price to each performance obligation, based on its relative standalone selling price out of the total consideration of the contract.

Software license and equipment revenues are recognized at the point of time when control is transferred,

Revenues from maintenance and support services are recognized over time ratably over the term of the contract.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As the Group generally does not sell the products separately on a standalone basis, the standalone selling prices are not directly observable. Therefore, the Group makes estimates, based on reasonably available information. The estimated selling price is established considering multiple factors such as historical selling prices, internal pricing practices, gross margin objectives and discount policy.

The Group grants to certain customers a right of return or the ability over a limited period of time to exchange for other products a specific percentage of the total price paid for products they have purchased. The Group maintains a provision for product returns and exchanges and other incentives, based on its experience with historical sales returns, analysis of credit memo data and other known factors, all in accordance with ASC 606. This provision is deducted from revenues and amounted to $2,704 and $3,509 as of December 31, 2022 and 2021, respectively. This provision was recorded as part of other payables and accrued expenses.

In instances of contracts where revenue recognition differs from the timing of invoicing, the Company generally determined that those contracts do not include a significant financing component. The primary purpose of the invoicing terms is to provide customers with simplified and predictable ways of purchasing the Company's products and services, not to receive or provide financing. The Company uses the practical expedient and does not assess the existence of a significant financing component when the difference between payment and revenue recognition is a year or less.

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

The Group has included as part of other receivables and prepaid expenses in its consolidated balance sheet, costs to obtain a contract in the amount of $829 and $635, as of December 31, 2022 and 2021, respectively.

Remaining performance obligations represents contracted revenues that have not yet been recognized, which includes deferred revenues and non-cancelable contracts that will be recognized as revenue in future periods. The following table represents the remaining performance obligations as of December 31, 2022, which are expected to be satisfied and recognized in future periods:

	Year Ending December 31,
			2025 and
	2023	2024	thereafter
Products	$72	$12	$1
Services	36,562	8,711	7,228

	$36,634	$8,723	$7,229

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Significant changes in the balances of deferred revenues during the years are as follows:

	Year Ended December 31,
	2022	2021
Balance, at the beginning of the year	$54,616	$49,136

Revenue recognized	(38,625)	(31,456)
Increase in deferred revenues and customer advances	36,595	36,936

Balance, at the end of the year	52,586	54,616
Less current portion at the end of the year	(36,634)	(41,591)

Long term portion at the end of the year	$15,952	$13,025

n.	Warranty costs:

The Group usually provides an assurance-type warranty for a period of 12 months at no extra charge. The Group estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Group’s warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Group periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary. As of December 31, 2022 and 2021, the provision for warranty amounted to $212 and $187, respectively.

o.	Research and development costs:

ASC 985-20, “Costs of Software to Be Sold, Leased, or Marketed”, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company’s product development process, technological feasibility is established upon the completion of a working model. The Company does not incur material costs between the completion of a working model and the point at which the product is ready for general release. Therefore, research and development costs are charged to the consolidated statement of operations, as incurred.

Participation grants from the Israel Innovation Authority (the “IIA”) for research and development activity are recognized at the time the Company is entitled to such grants based on the costs incurred and included as a deduction from research and development costs. Research and development grants recognized during the years ended December 31, 2022, 2021 and 2020 were $624, $570 and $388, respectively.

p.	Income taxes:

The Group accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and for carryforward tax losses. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group records a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more-likely-than-not that some portion of or the entire amount of the deferred tax asset will not be realized.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The components of AOCI were as follows:

	Gains (losses)
	on available-
	for-sale	Gains (losses)
	marketable	on cash flow
	securities	hedges	Total
Balance as of January 1, 2022	$(942)	$719	$(223)

Other comprehensive loss before reclassifications, net of tax	(5,434)	(8,979)	(14,413)
Amounts reclassified from AOCI	—	3,683	3,683
Other comprehensive income (loss), net of tax	(5,434)	(5,296)	(10,730)

Balance as of December 31, 2022	$(6,376)	$(4,577)	$(10,953)

	Year Ended December 31,
	2022	2021	2020
Amounts reclassified from AOCI
Cost of revenues	$814	$(513)	$(497)
Research and development, net	1,735	(990)	(937)
Selling and marketing	708	(406)	(375)
General and administrative	426	(229)	(317)

Total operating expenses (income), before income taxes	$3,683	$(2,138)	$(2,126)

The effects on net income of amounts reclassified from AOCI in the year ended December 31, 2022 derive from realized losses on cash flow hedges recorded in operating expenses and from realized losses on available-for-sale marketable securities recorded in financial income (expenses), net.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Concentrations of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, trade receivables, marketable securities and foreign currency derivative contracts.

The majority of the Group’s cash and cash equivalents, bank deposits and foreign currency derivative contracts are invested in dollar denominated instruments with major banks in Israel and in the United States. The Group is exposed to credit risk in the event of default by financial institutions to the extent of the amounts recorded on the accompanying consolidated balance sheets exceed federally insured limits. Management believes that the financial institutions that hold the Group’s investments are corporations with high credit standing.

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

The trade receivables of the Group are derived from sales to customers located primarily in the Americas, Eastern Asia, Israel and Europe. Under certain circumstances, the Group may require letters of credit, other collateral, additional guarantees or advance payments.

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

Certain outstanding options and restricted share units (“RSUs”) have been excluded from the calculation of the diluted earnings per share since such securities are anti-dilutive for all years presented. The total weighted average number of shares related to the outstanding options and RSUs that have been excluded from the calculation of diluted earnings per share was 153,191, 26,686 and 64,312 for the years ended December 31, 2022, 2021 and 2020, respectively.

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

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The weighted-average estimated fair value of employee stock options granted during the years ended December 31, 2022, 2021 and 2020, was $8.99, $10.64, and $8.55 per share, respectively, using the Black-Scholes option pricing model. Fair values were estimated using the following weighted-average assumptions (annualized percentages):

	Year Ended December 31,
	2022	2021	2020
Dividend yield	1.13%	0.88%	1.01%-1.17%
Expected volatility	47.64%	49.45%	37.89%-43.09%
Risk-free interest	2.83%	0.5%	0.29%-1.43%
Expected life	4.10 years	3.61 years	3.57-4.23 years

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

The total share-based compensation expenses relating to all of the Company’s share-based awards recognized for the years ended December 31, 2022, 2021 and 2020 were included in items of the consolidated statements of operations, as follows:

	Year Ended December 31,
	2022	2021	2020
Cost of revenues	$425	$411	$181
Research and development expenses, net	3,481	2,772	1,535
Selling and marketing expenses	6,032	6,170	3,635
General and administrative expenses	5,184	4,811	3,420
Total share-based compensation expenses	$15,122	$14,164	$8,771

u.	Treasury stock:

The Company repurchases its ordinary shares from time to time in the open market and holds such repurchased shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders’ equity. See also Note 12a.

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

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Severance pay expenses for the years ended December 31, 2022, 2021 and 2020, amounted to $3,907, $2,373 and $3,078, respectively.

w.	Employee benefit plan:

The Group has 401(k) defined contribution plans covering employees in the United States. All eligible employees may elect to contribute a portion of their annual compensation to the plan through salary deferrals, subject to the IRS limit of $20.5 during the years ended December 31, 2022 and 2021, plus a catch-up contribution of $6.5 for participants aged 50 or over. The Group matches 50% of employees’ contributions, up to a maximum of 6% of the employees’ annual pay. In the years ended December 31, 2022, 2021 and 2020, the Group matched contributions in the amount of $531, $431 and $386, respectively.

x.	Advertising expenses:

Advertising expenses are charged to the consolidated statements of operations as incurred. Advertising expenses for the years ended December 31, 2022, 2021 and 2020 amounted to $1,733, $582 and $371, respectively.

y.	Fair value of financial instruments:

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

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, bank deposits, trade receivables, trade payables, other receivables and other payables and accrued expenses approximate their fair value due to the short-term maturity of such instruments. The carrying value of long-term bank loans also approximates its fair value, since it bears interest at rates close to the prevailing market rates.

The fair value of foreign currency contracts is estimated by obtaining current quotes from banks and market observable data of similar instruments.

The fair value of marketable securities is estimated by obtaining the fair value of the marketable securities from the bank, which is based on current quotes and market value provided by external service providers.

The fair value of financial investments consists of investments in limited partnerships, that are valued at the net asset value (“NAV”) which is a practical expedient to their estimate fair value. The NAV is provided by the fund administrator and is based on the value of the underlying assets owned less its liabilities.

z.	Derivative instruments and hedging:

The Group accounts for derivative instruments and hedging based on ASC 815, “Derivatives and Hedging”.

The Group accounts for its derivative instruments as either assets or liabilities and carries them at fair value. Derivative instruments that are not designated and qualified as hedging instruments must be adjusted to fair value through earnings. The changes in the fair value of such instruments are included as gain or loss in “financial income (expenses), net” at each reporting period.

For derivative instruments that hedge the exposure to variability in expected future cash flows that are designated as cash flow hedges, the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive loss in equity and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings and is classified as payroll and rent expenses.

To receive hedge accounting treatment, cash flow hedges must be highly effective in offsetting changes to expected future cash flows on hedged transactions.

aa.	Recently adopted accounting standards:

In December 2019, the Financial Accounting Standards Board (the "FASB") issued ASU 2019-12, "Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes", which simplifies the accounting for income taxes. This guidance became effective for the first quarter of 2021 on a prospective basis. The implementation of ASU 2019-12 in the year ended December 31, 2021, did not have a material impact on the Company’s consolidated financial statements.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In October 2021, the FASB issued ASU 2021-08, "Business Combinations (Topic 805)". ASU 2021-08 creates an exception to the general recognition and measurement principle for contract assets and contract liabilities from contracts with customers acquired in a business combination. Under this exception, an acquirer applies ASC 606 to recognize and measure contract assets and contract liabilities on the acquisition date. ASC 805 generally requires the acquirer in a business combination to recognize and measure the assets it acquires and the liabilities it assumes at fair value on the acquisition date. The ASU 2021-08 will become effective for fiscal years beginning after December 15, 2022. The adoption of this ASU is not expected to have a material impact on the Company’s consolidated financial statements.

NOTE 3:-ACQUISITION OF CALLVERSO LTD. (“CALLVERSO”)

On November 10, 2021 (the “Closing Date”), the Company entered into a share purchase agreement (the “Share Purchase Agreement”), pursuant to which the Company acquired 100% of the outstanding shares of Callverso, a leading Israeli developer and provider of conversational AI solutions for contact centers. Following the transaction. Immediately following the transaction, Callverso became a wholly-owned subsidiary of the Company.

The acquisition of Callverso was accounted for using the purchase method. The $3,000 purchase price for the acquisition was composed of the following amounts: (i) a $2,900 payment in cash payable on the Closing Date, of which $300 was deposited in escrow for a period of 12 months following the Closing Date; and (ii) $100 retained as security for any liabilities of Callverso as of the Closing. The foregoing amount was paid in full in January 2022.

As part of the Share Purchase Agreement, the Company also agreed to pay an earn-out amount, based on the sales of the Company’s products related to Callverso technology and subject to the employment of the former shareholders of Callverso. The maximum earn-out amount is $6,000 and is to be paid over three years as follows: (i) up to $2,000 was payable on January 31, 2023, based on sales in 2022; (ii) up to $2,000 is payable on January 31, 2024, based on sales in 2023; and (iii) up to $2,000 is payable on January 31, 2025, based on sales in 2024 (collectively, the “Earn-Out Payments”).

The Earn-Out Payments and the Deferred Payments will be recorded as payroll expenses since the payments are subject to continuing employment.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-ACQUISITION OF CALLVERSO LTD. (“CALLVERSO”) (Cont.)

The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed as of the Closing Date:

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

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities:

	December 31, 2022
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	cost	gains	losses	Value
Maturing within one year:
Corporate bonds	$1,531	$—	$(32)	$1,499
Maturing between one to five years:
Corporate bonds	81,866	$—	(7,897)	73,969
Governmental bonds	2,880	$—	(282)	2,598

Balance as of December 31, 2022	$86,277	$—	$(8,211)	$78,066

	December 31, 2021
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	cost	gains	losses	Value
Maturing between one to five years:
Corporate bonds	$88,327	$54	$(1,248)	$87,133
Governmental bonds	2,880	$—	(37)	2,843

Balance as of December 31, 2021	$91,207	$54	$(1,285)	$89,976

The following table presents gross unrealized losses and fair values for those investments that were in an unrealized loss position as of December 31, 2022, and the length of time that those investments have been in a continuous loss position:

	Less than 12 months		12 months and greater
		Gross		Gross
		unrealized		unrealized
	Fair value	loss	Fair value	loss

As of December 31, 2022	$3,411	$(225)	$74,655	$(7,986)

NOTE 5:-INVENTORIES

	December 31,
	2022	2021
Raw materials	$14,541	$15,263
Finished products	21,836	8,725

	$36,377	$23,988

During the year ended December 31, 2022, the Group's inventory write off was immaterial. The Group wrote off inventory in a total amount of approximately $1.7 million and $4.2 million in the years ended December 31, 2021, and 2020, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-PROPERTY AND EQUIPMENT, NET

	December 31,
	2022	2021
Cost:
Computers and peripheral equipment	$25,840	$24,561
Office furniture and equipment	12,858	12,578
Leasehold improvements	3,375	3,184

	42,073	40,323
Accumulated depreciation:
Computers and peripheral equipment	23,984	22,644
Office furniture and equipment	11,291	10,689
Leasehold improvements	2,833	2,596

	38,108	35,929

Depreciated cost	$3,965	$4,394

Depreciation expenses amounted to $2,181, $2,074 and $1,936 for the years ended December 31, 2022, 2021 and 2020, respectively.

NOTE 7:-INTANGIBLE ASSETS, NET

		Useful life	December 31,
		(years)	2022	2021
a.	Cost:
	Acquired technology and license	4 - 10	$21,815	$21,815
	Customer relationship	4.5 - 9	4,951	4,951

			26,766	26,766
	Accumulated amortization:
	Acquired technology and license		20,399	19,639
	Customer relationship		4,801	4,757

			25,200	24,396

	Amortized cost		$1,566	$2,370

b.	Amortization expenses related to intangible assets amounted to $804, $358 and $332 for the years ended December 31, 2022, 2021 and 2020, respectively.
c.	Expected amortization expenses are as follows:

Year ending December 31,
2023	$545
2024	532
2025 and thereafter	489

$1,566

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-FAIR VALUE MEASUREMENTS

In accordance with ASC 820, the Group measures its foreign currency derivative instruments and marketable securities, at fair value. Investments in foreign currency derivative instruments and marketable securities are classified within Level 2 of the fair value hierarchy. This is because these assets (liabilities) are valued using alternative pricing sources and models utilizing market observable inputs.

The Group’s financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates:

	December 31, 2022
	Fair value measurements
	using input type
	Level 2	Total	NAV	Total
Marketable securities	$78,066	$78,066	$—	$—
Financial investments	—	—	16,500	16,500
Financial assets related to foreign currency derivative hedging contracts	(5,143)	(5,143)	—	—

Total financial net assets as of December 31, 2022	$72,923	$72,923	$16,500	$16,500

	December 31, 2021
	Fair value measurements
	using input type
	Level 2	Total

Marketable securities	$89,976	$89,976
Financial assets related to foreign currency derivative hedging contracts	812	812

Total financial net assets as of December 31, 2021	$90,788	$90,788

	December 31,2022
			Redemption
		Redemption	Notice
	Fair Value	Frequency	Period
Financial Investments:
Secured Bridge Loans Fund	$15,258	Monthly (Eligible)	90 days
Secured Bridge Loans Fund	1,242	—	—
	$16,500

This class includes several Secured Bridge Loans Funds that offer short-term loans to various companies which are mostly secured by real-estate assets. The fair values of the investments in this class have been estimated using the net asset value ("NAV") of the Company's ownership interest in partners' capital. Almost all investments funds (except one) can be redeemed by the investees after 12 months from the investment date and upon 90 days’ advance notice.

There is one investment in equity fund which is locked-up until its maturity after five years from investment date. Gains from the financial investments amounted to $937 for the year ended December 31, 2022.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2022	2021
Payroll and other employee related accruals	$17,999	$21,000
Forward liability	5,150	—
Accrued expenses	9,511	9,344
Government authorities	2,806	4,226
Provision for returns	2,704	3,509
Other	146	271

	$38,316	$38,350

NOTE 10:-LEASES

a.Lease agreements:

The Group as a lessee:

The Group’s facilities are leased under several lease agreements for periods ending up to 2033, with options to extend the leases ending up to 2038. In addition, the Group has various operating lease agreements with respect to motor vehicles.

Lease expenses of office rent and vehicles for the years ended December 31, 2022, 2021 and 2020 were approximately $8,015, $8,297 and $8,000, respectively. Sublease income for the years ended December 31, 2022, 2021 and 2020 were approximately $1,516, $1,547 and $1,405, respectively.

The Group’s operating lease agreements have remaining lease terms ranging from one year to 10.26 years, including agreements with options to extend the leases for up to five years.

The following table represents the weighted-average remaining lease term and discount rate:

Year ended
December 31,
2022
Weighted average remaining lease term	1.83 years
Weighted average discount rate	2.14%

The following table presents supplemental cash flows information related to the lease costs for operating leases:

December 31,
2022
Cash paid for amounts included in measurement of lease liabilities:
Operating cash flows for operating leases (*)	$8,852

(*) Total operating cash flows for operating leases have been reduced by lease receipt in the amount of $743 in connection with lease modification agreement of the Company’s U.S. subsidiary, due to lease termination prior to its scheduled expiration date.

The discount rate was determined based on the estimated collateralized borrowing rate of the Group, adjusted to the specific lease term and location of each lease.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-LEASES (Cont.)

Maturities of operating lease liabilities were as follows:

Year ending December 31,
2023	$8,199
2024	2,112
2025	1,103
2026	847
2027 and thereafter	2,200

Total lease payments	$14,461

Less- imputed interest	$(743)
Present value of lease liabilities	$13,718

In November 2022, the Company entered into a new lease agreement in Park Naymi, which is located near Messubim Junction in Israel (the "New Lease Agreement"). The New Lease Agreement will replace the current lease agreement in Israel which is scheduled to expire in January 2024. Pursuant to the New Lease Agreement, the Company will lease from the landlord an approximately 10,000 square foot facility (the "Premises"). The lease of the Premises, which is still under construction, is expected to commence in 2023. The initial lease term under the New Lease Agreement is for seven years, commencing upon the transfer of possession of the Premises. The Company additionally hold options under the New Lease Agreement to extend the lease term for additional periods of up to 12 years.

The Group as a lessor:

Revenue from sales-type leases is presented on a gross basis when the Group enters into a lease to realize value from a product that it would otherwise sell in its ordinary course of business. Interest income for the year ended December 31, 2022, was 75, and was included in financial income (expenses), net in the Consolidated Statement of Operations.

The Group recognized 19,802 and 2,152 of product revenue and cost of product revenue at the commencement date of sales-type leases for the year ended December 31, 2022. The Group's short term and long-term net investment in a lease receivable as of December 31, 2022, were 7,972 and 13,099, respectively and are presented within Trade receivables and Long-term trade receivables in the Consolidated Balance Sheets.

The following table illustrates the Group's future sales-type lease receipts as of December 31, 2022:

Year ending December 31,
2023	$7,972
2024	6,632
2025	4,382
2026	1,460
2027 and thereafter	625
Total Future Minimum receipts	$21,071
Less - Unearned interest income	$(463)
Total	$20,608

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-COMMITMENTS AND CONTINGENT LIABILITIES

a.	Purchases commitments:
1.

The Group is obligated under certain agreements with its suppliers to purchase specified items of excess inventory which are expected to be utilized in 2023. As of December 31, 2022, non-cancelable purchase obligations were approximately $39,756.

2.	In addition, the Group is obligated under certain agreements with its suppliers to purchase software as a service (SaaS) subscription services.
b.	Royalty commitment to the IIA:

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

In November 2019, the Company and its former Israeli subsidiary, AudioCodes Development Ltd. (which was merged into the Company effective January 1, 2020), entered into a royalty buyout agreement (the “Royalty Buyout Agreement”) with the IIA relating to certain grants they had received from the IIA. The contingent net royalty liability to the IIA at the time of the Royalty Buyout Agreement with respect to these grants was $49,008 (the “Debt”), including interest accrued on the date of the Royalty Buyout Agreement. As part of the Royalty Buyout Agreement, the Company agreed to pay $32,178 to the IIA (to settle the Debt in full) in three annual installments starting in November 2019. The annual installments were denominated in NIS and bore interest. Pursuant to the Royalty Buyout Agreement, the Company eliminated all royalty obligations related to its future revenues with respect to these grants.

In December 2021, December 2020 and November 2019, the Company paid the three installments of approximately $12,225, $11,580 and $10,700 million, respectively, due under the Royalty Buyout Agreement.

As of December 31, 2022, and 2021, the Company’s other Israeli subsidiaries have a contingent obligation to pay royalties to the IIA in the amount of approximately $20,112 and $19,137, respectively.

c.	Royalty commitments to third parties:

The Group has entered into technology licensing fee agreements with third parties. Under the agreements, the Group agreed to pay the third parties royalties, based on sales of relevant products.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-SHAREHOLDERS’ EQUITY

a.	Treasury stock:

During the year ended December 31, 2014, the Company’s Board of Directors approved a share repurchase program to repurchase up to $3,000 of its ordinary shares (the “Share Repurchase Program”), which is the amount that the Company could repurchase under Israeli law without further approval from an Israeli court. During the eight years ended December 31, 2021, the Company received Israeli court approvals to purchase up to an additional $276,000 of its ordinary shares. In addition, in June 2022, the Company received court approval to purchase up to an additional $35,000 of its ordinary shares (the “Permitted Amount”). In January 2023, the Company received court approval to purchase up to an additional $25,000 of its ordinary shares (the “Permitted Amount”). The most recent court approvals also permit the Company to declare a dividend of any part of the Permitted Amount during the approved validity period. The current approval is valid through July 4, 2023.

As of December 31, 2022, pursuant to the Company’s Share Repurchase Program, the Company had repurchased a total of 32,309,899 of its ordinary shares at a total cost of $217,744 (of which 1,513,207 of its ordinary shares were repurchased during the year ended December 31, 2022 for aggregate consideration of $38,099).

b.	Cash Dividends:

On February 1, 2022, the Company declared a cash dividend of $0.18 per share. The dividend, which was in the aggregate amount of approximately $5.8 million, was paid on March 1, 2022 to all of the Company's shareholders of record as of February 15, 2022.

On August 2, 2022, the Company declared a cash dividend of $0.18 cents per share. The dividend, which was in the aggregate amount of approximately $5.7 million was paid on August 31, 2022 to all of the Company’s shareholders of record as of August 17, 2022. See Note 18 for cash dividends declared and paid subsequent to December 31, 2022.

c.	Employee and Non-Employee Share Option Plan:

In 2008, the Company’s Board of Directors approved the 2008 Equity Incentive Plan (as amended, the “Plan”) that became effective in January 2009. Under the Plan, options and RSUs may be granted to employees, officers, non-employee consultants and directors of the Company. As of December 31, 2022, the total number of shares authorized for future grant under the Plan is 2,290,337.

Options granted under the Plan expire seven years from the date of grant, and options that are forfeited or cancelled before expiration, become available for future grants.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-SHAREHOLDERS’ EQUITY (Cont.)

The following is a summary of the Company’s stock option activity and related information for the year ended December 31, 2022:

			Weighted
			average
		Weighted	remaining
		average	contractual	Aggregate
	Amount	exercise	term (in	intrinsic
	of options	price	years)	value
Options outstanding at beginning of year	551,809	$8.88	2.91	$14,268
Changes during the year:
Granted	3,000	$23.99
Exercised	(189,841)	$5.56
Forfeited	(3,625)	$10.63

Options outstanding at end of year	361,343	$10.74	2.54	$2,786

Options exercisable at end of year	303,904	$9.61	3.85	$2,597

The weighted average grant-date fair value of options granted during the years ended December 31, 2022, 2021 and 2020 was $8.99, $10.64 and $8.55, per option, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing share price on the last trading day of the fiscal year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on the last trading day of the fiscal year. This amount changes based on the fair market value of the Company’s ordinary shares.

Total intrinsic value of options exercised in the years ended December 31, 2022, 2021 and 2020 was $2,878, $9,281 and $10,633, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-SHAREHOLDERS’ EQUITY (Cont.)

The options for employees outstanding as of December 31, 2022 have been separated into ranges of exercise prices, as follows:

	Number of	Weighted		Number of
	options	average		options	Weighted
	outstanding	remaining	Weighted	exercisable	average
Range of	as of	contractual	average	as of	exercise price
exercise	December 31,	life (in	exercise	December 31,	of exercisable
price	2022	years)	price	2022	options
$3.54-4.35	9,125	0.38	$4.22	9,125	$4.22
$5.00-6.90	99,793	1.22	$6.86	99,793	$6.86
$7.08-10.66	120,550	2.54	$8.75	120,550	$8.75
$11.52-30.76	131,875	3.69	$15.94	74,436	$15.37

	361,343	2.54	$10.74	303,904	$9.61

The following is a summary of the Company’s RSU activity and related information for the year ended December 31, 2022:

		Weighted
	Number of	average grant
	shares	date fair value
RSUs outstanding at beginning of year	1,203,431	$27.60
Changes during the year:
Granted	544,686	$24.33
Vested	(513,695)	$23.51
Forfeited	(47,613)	$30.44

RSUs outstanding at end of year	1,186,809	$27.76

As of December 31, 2022, there was a total of $16,477 unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.89 years.

NOTE 13:-TAXES ON INCOME

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

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-TAXES ON INCOME (Cont.)

In January 2011, an amendment to the Investment Law came into effect (the “Amendment”). According to the Amendment, the benefit tracks in the Investment Law were modified, and a flat tax rate applies to the Company’s income subject to the Amendment (the “Preferred Income”). Once an election is made, the Company’s income will be subject to the amended tax rate of 16% from 2015 and thereafter (or 9% for a preferred enterprise located in development area A).

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

Beginning in January 2020 and with respect to the Company’s taxable income from 2020 onwards, the Company elected to apply the terms of the PTE status under the Investments Law.

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

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-TAXES ON INCOME (Cont.)

4.	Tax Benefits for Research and Development:

Section 20a to the Israeli Tax Ordinance allows, under certain conditions, a tax deduction for research and development expenses, including capital expenses, for the year in which they are paid. Such expenses must relate to scientific research in industry, agriculture, transportation, or energy, and must be approved by the relevant Israeli government ministry, determined by the field of research. Furthermore, the research and development must be for the promotion of the company’s business and carried out by or on behalf of the company seeking such tax deduction. However, the amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Expenses incurred in scientific research that is not approved by the relevant Israeli government ministry will be deductible over a three-year period starting from the tax year in which they are paid. The Company believes that it is eligible for the abovementioned benefit for the majority of its research and development expenses.

5.	Tax rates:

Taxable income of the Israeli companies is subject to a corporate tax rate of 23% in the years ended December 31, 2022, 2021 and 2020.

The Company is eligible for tax benefits as a PTE as mentioned in 2 above.

The deferred tax balances as of December 31, 2022 have been calculated based on the PTE effective tax rate (see also 2 above).

b.	U.S. taxation:

On December 22, 2017, the Tax Cuts and Jobs Act (the “TCJA”) (H.R. 1) was signed into law. This Act includes, among other things, a permanent reduction to the U.S. corporate income tax rate from 35% to 21% effective January 1, 2018, and requires immediate taxation of accumulated, unremitted non-U.S. earnings.

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

The deferred tax balances as of December 31, 2022 and 2021 have been calculated based on the revised tax rates.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-TAXES ON INCOME (Cont.)

The Group has completed the accounting for all the impacts of the TCJA. As part of finalizing the analysis, the Company’s U.S. subsidiary recorded adjustments that relate to the Transition Tax during the year ended December 31, 2018 and GILTI during the year ended December 31, 2022. An adjustment in the amount of $324 related to GILTI for the year ended December 31, 2022 was recorded in such year.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the“CARES Act”) was enacted in the United States in response to the COVID-19 pandemic. The CARES Act contains temporary taxpayer favorable provisions related to the use of net operating losses and the deductibility of interest expense, charitable contributions, and qualified improvement property. The Company does not expect to be materially impacted by the CARES Act.

On December 27, 2020, the Consolidated Appropriations Act (the“CAA”) was enacted in further response to the COVID-19 pandemic, in combination with omnibus spending for the 2021 federal fiscal year. The CAA extended many of the provisions enacted by the CARES Act, which did not have a material impact on the Company’s consolidated financial statements for the year ended December 31, 2022. On March 11, 2021, the American Rescue Plan Act of 2021 (the “ARPA”) was enacted in still further response to the COVID-19 pandemic. The Company does not expect the provisions of the ARPA to have a material impact on the Company’s consolidated financial statements for the year ended December 31, 2022.

c.	Net operating loss carryforward:

As of December 31, 2020, the Company has realized all of its carryforward tax losses in Israel, which can be offset against taxable income (except those stated in the merger agreement with Callverso (see Note 3). As of December 31, 2022 the Company recorded a net deferred tax asset of $5,861 in respect of other temporary differences.

As of December 31, 2022, the Company’s Israeli subsidiaries have total available carryforward tax losses of approximately $73,997. The net operating losses may be offset against taxable income in the future for an indefinite period. The Group does not expect utilization of such carryforward tax losses and therefore recorded full valuation allowance against the deferred tax assets in respect of such carryforward tax losses.

The Company’s U.S. subsidiary has total available carryforward tax losses of approximately $31,380 to offset against future U.S. federal taxable gains. These carryforward tax losses expire between 2022 and 2032. As of December 31, 2022, the Company’s U.S. subsidiary recorded a deferred tax asset of $3,158 in respect of such carryforward tax losses.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

d.	Income before taxes on income is comprised as follows:

	Year Ended December 31,
	2022	2021	2020
Domestic	$25,434	$31,084	$30,008
Foreign	8,749	8,563	6,639

	$34,183	$39,647	$36,647

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-TAXES ON INCOME (Cont.)

e.	Taxes on income are comprised as follows:

	Year Ended December 31,
	2022	2021	2020
Current taxes:
Domestic	$3,707	$819	$300
Foreign	35	1,615	701

	3,742	2,434	1,001
Deferred tax expense:
Domestic	269	2,464	7,220
Foreign	1,706	998	1,178

	1,975	3,462	8,398

	$5,717	$5,896	$9,399

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax liabilities and assets are as follows:

	December 31,
	2022	2021
Deferred tax assets:
Net operating loss carryforward	$23,807	$27,859
Operating lease liabilities	1,509	2,247
Marketable Securities	1,837	207
Forward and cylinder	566	—
Reserves and allowances	7,238	6,557

Net deferred tax assets before valuation allowance	34,957	36,870
Less - valuation allowance	(24,395)	(26,022)

Deferred tax asset	$10,562	$10,848

Deferred tax liability:
Operating lease ROU assets	$(1,489)	$(1,943)
Other	(356)	(612)
	$(1,845)	$(2,555)

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-TAXES ON INCOME (Cont.)

g.	Reconciliation of the theoretical tax expenses:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the Israeli statutory corporate tax rate applicable to the income of the Company, and the actual tax expense (benefit) as reported in the statement of operations is as follows:

	Year Ended December 31,
	2022	2021	2020
Income before taxes, as reported in the consolidated statements of operations	$34,183	$39,647	$36,647

Israeli statutory corporate tax rate	23.0%	23.0%	23.0%

Theoretical tax expense on the above amount at the Israeli statutory corporate tax rate	$7,861	$9,118	$8,429
Impact of Preferred Technological Enterprise status	(3,031)	(3,555)	(3,424)
Changes in tax reserve for uncertain tax positions	90	175	—
Adjustments for previous years’ taxes	448	88	—
Impact of income tax at rates other than the Israeli statutory corporate tax rate	(375)	603	411
Share-based compensation expenses	329	(65)	298
Losses and timing differences for which valuation allowance was provided	453	140	(3,754)
Impact of tax rate change	152	—	6,931
Other	(210)	(608)	508

Actual tax expense	$5,717	$5,896	$9,399

h.	Tax assessments:

The statute of limitations related to tax returns of the Company for all tax years up to and including 2017 has lapsed.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-FINANCIAL INCOME (EXPENSES), NET

	Year Ended December 31,
	2022	2021	2020
Financial expenses:
Interest	$(325)	$(621)	$(657)
Loss related to non-hedging derivative instruments	(6)	(12)	—
Amortization of marketable securities premiums and accretion of discounts, net	(1,513)	(1,387)	(172)
Exchange rate differences	—	(293)	(1,975)
Other	(358)	(252)	(171)

	(2,202)	(2,565)	(2,975)
Financial income:
Gain related to non-hedging derivative instruments	—	—	17
Exchange rate differences	1,325	—	—
Gain from financial investments	937	—	—
Interest income	2,804	2,656	1,252
Other	—	32	3

	5,066	2,688	1,272

Financial income (expenses), net	$2,864	$123	$(1,703)

NOTE 15:-EARNINGS PER SHARE

	Year Ended December 31,
	2022	2021	2020
Numerator:
Net income	$28,466	$33,751	$27,248

Denominator:
Denominator for basic earnings per share - weighted average number of ordinary shares, net of treasury stock	31,849,422	32,703,478	31,440,093
Effect of dilutive securities:
Employee stock options and RSUs	650,719	1,142,081	1,475,590

Denominator for diluted earnings per share - adjusted weighted average number of shares	32,500,141	33,845,559	32,915,683

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-GEOGRAPHIC INFORMATION

The Group manages its business on the basis of one reportable segment (see Note 1 for a brief description of the Group’s business). The data is presented in accordance with ASC 280, “Segment Reporting”. Revenues in the table below are attributed to geographical areas, based on the location of the end customers.

The following presents total revenues for the years ended December 31, 2022, 2021 and 2020 and long-lived assets as of December 31, 2022, 2021 and 2020.

	Year Ended and as of December 31,
	2022		2021		2020
		Long-		Long-		Long-
	Total	lived	Total	lived	Total	lived
	revenues	assets	revenues	assets	revenues	assets
Americas, principally the United States	$139,583	$3,588	$115,806	$977	$103,190	$4,310
Europe	87,679	328	88,746	662	75,490	403
Eastern Asia	42,108	901	38,988	706	36,083	768
Israel	5,723	14,231	5,380	20,876	6,011	25,111

	$275,093	$19,048	$248,920	$23,221	$220,774	$30,592

The Group has derived approximately 46% of its revenues for the year ended December 31, 2022 from sales in the United States.

NOTE 17:-DERIVATIVE INSTRUMENTS

The Group enters into hedging transactions with a major financial institution, using derivative instruments, primarily forward contracts and options to purchase and sell foreign currencies, in order to reduce the net currency exposure associated with anticipated expenses (primarily salaries and rent expenses) in currencies other than the dollar. The Group currently hedges such future exposures for a maximum period of two years. However, the Group may choose not to hedge certain foreign currency exchange exposures for a variety of reasons, including, but not limited, to immateriality, accounting considerations and the prohibitive economic cost of hedging particular exposures. There can be no assurance the hedges will offset more than a portion of the financial impact resulting from movements in foreign currency exchange rates.

As of December 31, 2022 and 2021, the Group had a net deferred gain (loss) associated with cash flow hedges of ($4,577) and $719, respectively, recorded in other comprehensive income (loss).

As of December 31, 2022 and 2021, the Group had outstanding forward and options collar (cylinder) contracts in the amount of $114,000 and $44,000, respectively, which were designated as payroll and rent hedging contracts. In addition, as of December 31, 2022 and 2021, the Group had $3,500 and $3,500, respectively, outstanding forward contracts which are not designated as hedging contracts.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:-DERIVATIVE INSTRUMENTS (Cont.)

The fair value of the Group’s outstanding derivative instruments and the effect of derivative instruments in cash flow hedging relationship on other comprehensive income for the years ended December 31, 2022 and December 31, 2021, are summarized below:

Foreign exchange forward		December 31,
and options contracts	Balance sheet	2022	2021

Fair value of foreign exchange forward and options	Other payables and accrued expenses	$(5,143)	$—
Fair value of foreign exchange forward and options	“Other receivables and prepaid expenses”	$—	$812

Gains (loss) recognized in other comprehensive income	“Other comprehensive income (loss)”	$(4,577)	$719

The effect of derivative instruments in cash flow hedging relationship on income for the years ended December 31, 2022 and 2021, is summarized below:

		Year Ended
Foreign exchange forward	Comprehensive	December 31,
and options contracts	Income (loss)	2022	2021
Comprehensive income (loss) from derivatives before reclassifications	“Other comprehensive income (loss)”	$(8,979)	$1,538

Loss reclassified from accumulated other comprehensive income (loss)	“Operating expenses (income)”	$3,683	$(2,138)

NOTE 18:-SUBSEQUENT EVENT

On February 7, 2023, the Company declared a cash dividend of $0.18 per share. The dividend, which was in the aggregate amount of approximately $5.7 million, was paid on March 7, 2023 to all of the Company's shareholders of record as of February 21, 2023.