Form 20-F
period 2023-12-31
AUDIOCODES LTD
filed 2024-03-27
CIK 1086434

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

As of December 31, 2023, the Registrant had outstanding 30,506,753 Ordinary Shares, nominal value NIS 0.01 per share.

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

Yes ☐ No ☒

PRELIMINARY NOTE

This Annual Report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements can generally be identified as such because the context of the statement will include words such as may, “will,” “intends,” “plans,” “believes,” “anticipates,” “expects,” “estimates,” “predicts,” “potential,” “continue,” or “opportunity,” the negative of these words or words of similar import. Similarly, statements that describe our business outlook or future economic performance, anticipated revenues, expenses or other financial items, introductions and advancements in development of products, and plans and objectives related thereto, and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are also forward-looking statements. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under Item 3.D, “Key Information – Risk Factors” of this Annual Report.

Our actual results of operations and execution of our business strategy could differ materially from those expressed in, or implied by, the forward-looking statements. In addition, past financial and/or operating performance is not necessarily a reliable indicator of future performance, and you should not use our historical performance to anticipate results or future period trends. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. In evaluating our forward-looking statements, you should specifically consider the risks and uncertainties set forth under Item 3.D, “Key Information – Risk Factors” of this Annual Report.

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

We are subject to various risks and uncertainties. Many of the risks summarized and then discussed in greater detail below relate principally to our business, strategy and the industry in which we operate. Other risks relate principally to financial and economic concerns, our operations in Israel, legal, regulatory and tax considerations and ownership of our ordinary shares. We believe that the occurrence of any one, or some combination, of the following factors could have a material and adverse effect on our business, financial condition, cash flows and results of operations.

Summary of Risk Factors

The following is a summary of some of the principal risks we face. The list below is not exhaustive and, therefore, investors should read this “Risk Factors” section in its entirety:

●	Adverse macroeconomic conditions, including inflationary pressures and potential recessionary conditions, as well as actions taken by central banks and regulators across the world in an attempt to reduce, curtail and address such pressures and conditions;
●	Our quarterly results of operations have fluctuated in the past and we expect these fluctuations to continue, any actual or anticipated fluctuations in our results of operations could require that we issue revised guidance, and the failure to meet the expectations of our investors or analysts could have a material and adverse impact on our share price;
●	Our business will be harmed if Microsoft or our other contact center, unified communications and ALL-IP project partners abandon or fail to achieve the expected growth of solutions compatible with our products or if we are unable or unwilling to change our products when and as may be required in order to remain a certified partner;
●	If our new products fail to generate anticipated demand, we will realize a lower-than-expected return from our investment in research and development;
●	Rapid technological development in the communications equipment market necessitates that we effectively manage transition to the next generation of our products;
●	The ongoing transition to the use of cloud-based software creates challenges for us because some of our products are intended for on-premises use;
●	The increased adoption of IP networks may adversely affect the demand for media gateway products;
●	Our results of operations could be materially and adversely affected if we cannot keep pace with technological changes impacting the development of our products and implementation of our business needs, including with respect to automation and the use of artificial intelligence, or AI;
●	New industry standards, the modification of our products to meet additional existing standards or the addition of features to our products may delay the introduction of our products or increase our costs;
●	Because we sell most of our products and services to customers who function as intermediaries, such as original equipment manufacturers, or OEMs, network equipment providers, or NEPs, system integrators, carriers/service providers, resellers and distributors, rather than directly to end-users, we are heavily reliant on such intermediaries and have less control over the ultimate selection of products by end-users;
●	The markets we serve are highly competitive and several of our competitors have competitive advantages over us, which may make it difficult for us to maintain profitability;
●	We rely on (i) third-party subcontractors to assemble, and original design manufacturers, or ODMs, to design and manufacture, some of our products, and (ii) third-party suppliers to provide us with key components on a timely basis;
●	We may need additional financing to operate or grow our business;

●	Uncertain economic conditions, macroeconomic changes and trade wars (such as the trade war between the U.S. and China) may adversely affect our business;
●	The attack on Israel in October 2023 and the ensuing war with the Hamas terror organization, along with related conflicts with their supporters in Lebanon (with the Hezbollah terror organization), Yemen (with the Houthi movement), Syria and Iran, have led to an emergency call up of reserve army soldiers and caused disruption and uncertainty in Israel, including in terms of personal safety, damage to property, economic outlook, geopolitical tensions, the war effort and toll more generally;
●	Political, economic and military conditions in Israel directly affect our operations and we are subject to specific risks, such as (i) fluctuations in the value of the dollar against the NIS, and (ii) labor disputes and strikes;
●	We are subject to ongoing costs and risks associated with complying with rapidly changing laws and regulations in multiple jurisdictions, including with respect to protection of our intellectual property, privacy, AI, the use of environmentally friendly materials in our products, electronic equipment waste disposal and encryption technology;
●	We have a significant presence in international markets and plan to continue to expand our international operations, which exposes us to a number of risks that could affect our future growth;
●	There are significant shortages of critical components that we utilize and therefore, we may not be able to manufacture sufficient quantities to keep up with market demand; and
●	Our wage-related expenses in Israel have increased exponentially as a result of the ongoing shortage of skilled research and development, or R&D, employees in Israel, which is causing heightened competition to recruit new employees.

Risks Related to Our Business, Strategy and Industry

The attack on Israel in October 2023, and the ensuing war with the Hamas terror organization and related conflicts with their supporters, could have a material adverse effect on our business, financial position, operating results and cash flows.

On October 7, 2023, terrorists from Hamas and other terrorist organizations infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets, including widespread killings and kidnappings. Shortly following the attack, Israel declared war against Hamas. In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Hamas supporters, including Lebanon (with the Hezbollah terror organization) and Syria. The aggressors have utilized, and could continue to use, terror, rocket and drone attacks, which target locations throughout Israel and cause substantial disruption and damage. Israel may not be able to defend effectively against such attacks and such attacks could have a material and adverse impact on our business, operations and financial condition. Additionally, the Houthi movement, which controls parts of Yemen, launched a number of rocket attacks targeting Israel’s southern border and attacks on marine vessels traversing the Red Sea, which marine vessels were thought to either be in route towards Israel or to be partly owned by Israeli businessmen. It is possible that these hostilities will escalate, and that other terrorist organizations, including the Palestinian military organizations in the West Bank as well as other hostile countries, such as Iran, will join the hostilities.

To date, none of our facilities or infrastructure have been damaged nor have our supply chains been significantly impacted since the war commenced in October 2023. However, we cannot predict the ultimate effect that the ongoing war and hostilities will have on us, including our supply chain and our ability to ship products from Israel, and any increase in these hostilities or any future armed conflict, political instability or violence in the region. Additionally, some of our officers and employees in Israel are obligated to perform annual military reserve duty and are subject to being called for additional active duty under emergency circumstances. For example, in connection with the war with Hamas and conflicts with its supporters described above, some of our employees were called up to serve in the army. Some of our employees live within conflict area territories and may be forced to stay at home instead of reporting to work. If many of our employees are called for active duty, or forced to stay at home, our operations in Israel and our business may be materially and adversely affected.

A number of countries and organizations continue to restrict or ban business with Israel or Israeli companies, or companies doing business with Israel or Israeli companies, which may limit our ability to make sales in those countries. The war with Hamas and conflicts with its supporters have also led to a reduction in the number of airlines and flights to Israel as well as a threat to shipping lines. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our ability to sell our products. Moreover, any deterioration in the capital markets resulting directly or indirectly from the ongoing conflict could limit our ability to obtain external financing.

We cannot predict the full impact of the war with Hamas and the related conditions on us in the future, particularly if emergency circumstances or geopolitical tensions continue, any aspect of which could have a material adverse effect on our business, financial position, operating results and cash flows. To the extent that the ongoing war with Hamas and conflicts with its supporters materially and adversely affects our business and financial results, such may also have the effect of heightening many of the other risks described in this Item 3.D, “Risk Factors.”

Epidemics, pandemics, global health crises, or other public health events, threats and concerns, including, but not limited to, any resurgence of COVID-19, could have a material adverse effect on our business, financial position, operating results and cash flows.

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

In particular, a resurgence of COVID-19, including its highly contagious variants and sub-lineages, could present significant and additional challenges and risks to businesses around the world. Governmental authorities of many countries, including Israel and the United States, previously implemented, and could elect to re-implement, significant measures to control any resurgence of COVID-19, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of businesses.

In response to the COVID-19 pandemic, we previously implemented remote working and workplace protocols for our employees in Israel in accordance with Israeli Ministry of Health requirements and similar arrangements in other countries in which we operate. Similarly, to ensure business continuity, other companies and contact centers were compelled to transition their employees quickly from a physical office to a Work from Home, or WFH environment. This in turn led to increased demand for UCaaS (UC as a Service) and video conferencing solutions, such as Microsoft Teams and Zoom, as well as WFH agent solutions for contact centers. As a result of these recent trends, we have experienced an increased demand for our related products and solutions.

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

The resurgence or discovery of any new strains of COVID-19, the development, availability and effectiveness of treatments or vaccines for COVID-19 or any other global health crisis could materially impact our business and operations. Therefore, we can give no assurances that any resurgence of COVID-19 or any other global health crisis will not have a material adverse effect on our financial position or results of operations in 2024 and beyond.

To the extent a resurgence of COVID-19 or any other global health crisis adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our ability to comply with the covenants contained in the agreements that govern our indebtedness or our ability to access additional capital should the need arise.

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

Our success is dependent, in part, on the willingness of our customers to transition or migrate to new products, such as our (i) expanded offering of cloud session border controller products, (ii) multi-service business routers, or MSBRs, (iii) IP phones and meeting room solutions, (iv) management, (v) analytics and Voice.AI software solutions and value-added application products, (vi) services or (vii) expected future products. We continually evaluate and assess changing market demands and customer requirements in order to develop and introduce new products, features and applications to meet changing demands and requirements. We need to interpret market trends and the advancement of technology in order to successfully develop and introduce new products, features and applications. If potential customers defer transition or migration to new products, our return on our investment in research and development with respect to products recently introduced or expected to be introduced in the near future will be lower than we originally anticipated, and our results of operations may suffer.

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

Recently, our partners have started adopting cloud-based architecture or cloud-based software as a service, or SaaS, models. For example, Microsoft offers a cloud-based alternative to Skype for Business and Teams and has encouraged business customers to use that model instead of an on-premise alternative. Moreover, the successor for Skype for Business is Teams, which by definition is cloud-based only. Many of our products are intended for on-premise use with cloud architecture, but in some scenarios, cloud architecture introduces an alternative to on-premise use. Currently, our revenue is generated primarily from on-premise deployments. The transition to cloud-based delivery impacts the architecture and role of our products in the overall solution. We may not succeed in transitioning in time or at all to the new cloud-based technologies, products, solutions and services adopted by our partners and their customers. We may not succeed in aligning our solutions with our partners’ solutions and be unable to bring sufficient value to them or their end customers. Our inability to adapt to the ongoing transition to the use of cloud-based software could have an adverse effect on us. Furthermore, SaaS pay-per-use licensing models may have an adverse effect on our short-term revenue recognition.

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

Our competitors in the area of enterprise session border controllers include, among others, Oracle, Ribbon Communications, Metaswitch (acquired by Microsoft Azure for Operators), TE-Systems and Ingate.

Our competitors in the area of low and mid-density digital gateways include, among others, Ribbon Communications, Cisco, Dialogic, NewRock, Patton, Ferrari and Sangoma.

Our competitors in the area of multi-service business routers include, among others, Cisco, Juniper, Adtran, One-Access (acquired by Ekinops), Patton, Huawei, HP/3COM and Alcatel-Lucent.

Our competitors in the area of call recording, Compliance recording and Convenient include, among others, Verint, NICE, ACS, Red Box (acquired by Uniphore), Teleware and Dubber.

Our competitors in the area of applications leveraging speech recognition and conversational AI technology include, among others, Twilio, Nuance (acquired by Microsoft) and IBM, as well as Contact Center vendors (including Genesys, NICE and Five9s). Some public cloud providers offer technology and services that partially overlap with ours and several smaller start-up companies are also developing competing solutions.

Our competitors in the area of Conversational IVR and Speech Attendants include companies such as Nuance, Parlance, and other contact center vendors IVR solutions.

Our competitors in the area of contact center include, but are not limited to, Anywhere365, Luware, Landis, ComputerTalk and other contact center vendors, primarily focused on the Microsoft Teams product.

Our competitors in the area of SmartTAP360 live which focuses mainly on compliance and quality recording in conjunction with Microsoft Teams are listed in the certified list of Microsoft vendors although we mainly see in the mid-market projects ASC, Red Box (acquired by Uniphore), NICE, Dybber, CallCabinet and Verint.

Our competitors in the area of Meeting Insights, which is focused on productivity enhancement, organization repository and sharing for meetings in the Microsoft Teams environment, include, but are not limited to, Avoma, Otter and Fireflies.AI.

Our principal competitors in the area of IP phones and meeting room devices are device-focused vendors that also certified on MSFT or ZOOM. These competitors include Poly (acquired by HP Inc.), Yealink, Logitech, Crestron and many others.

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

Our competitors in Content delivery and connectivity platform, as well as Operator Connect Accelerate, Zoom exchange providers and WebEx enablement, are SIPIO, DSTNY Group and Nuwave. Some of our competitors are also customers of our products and technologies.

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

In 2023, 2022 and 2021, sales to Westcon Group, our largest customer in 2023, accounted for approximately 16.3%, 15.1% and 15.4%, respectively, of our total revenues, and sales to ScanSource Communications Group accounted for approximately 10.3%, 10.0% and 10.9%, respectively, of our total revenues. Both ScanSource and Westcon act as distributors or perform order fulfillment for smaller orders from other customers and do not purchase products for internal use. If we lose a large customer, or if purchases made by such customers are significantly reduced, or if a large customer fails to pay for the products it purchases from us, our revenues and results of operations could be adversely affected.

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

Our results of operations could be materially and adversely affected if we cannot keep pace with technological changes impacting the development of our products and implementation of our business needs, including with respect to automation and the use of AI.

We use internally developed and third-party developed machine learning and AI technologies in our offerings and business, and we are making investments in expanding our AI-related capabilities in our products, services, and tools, including ongoing deployment and improvement of existing machine learning and AI technologies. Over the last decade, AudioCodes has developed a range of software-based voice productivity solutions through our Voice.AI business line. These include the Voca range of conversational AI-related solutions that incorporate voice recognition, AI and machine learning technologies, SmartTAP 360° Live, an intelligent, secure enterprise compliance recording solution, Meeting Insights, an innovative tool for easily capturing and organizing all meeting-generated content and Voice.AI Connect a cloud-based solution that simplifies the integration of any cognitive voice service and bot framework with any voice or telephony channel to deliver an enhanced customer service experience.

Our success depends on our ability to keep pace with rapid technological changes affecting the development of our products and implementation of our business needs. Emerging technological trends such as AI, machine learning and automation are impacting industries and business operations. If we do not sufficiently invest in new technology and industry developments, appropriately implement new technologies or evolve our business at sufficient speed and scale in response to such developments, or if we do not make the right strategic investments to respond to these developments, our products, results of operations and ability to develop and maintain our business could be negatively affected. Our competitors or other third parties may incorporate AI technologies into their services, products and business more quickly or more successfully than us, which could impair our ability to compete effectively and materially and adversely affect our results of operations and financial condition.

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

As members of the investment community have started to heavily factor in a company’s commitment to environmental, social and governance, or ESG related initiatives and sustainability performance as part of their overall investment thesis and strategy, such investors could elect to eventually forego their investment in us to the extent we fail to satisfy such metrics. Moreover, the increased focus by investors, regulators and other stakeholders on ESG related practices and disclosures has created, and will likely create for the foreseeable future, increased pressure regarding the enhancement of, and modification to, our disclosure and governance practices. Recently, there has been a growing concern and emphasis by governmental agencies regarding the effects of climate change on the environment and the need to make disclosures to investors regarding a company’s environmental footprint. For example, on March 6, 2024, the SEC adopted a final rule requiring public companies to include certain climate-related disclosures in their respective registration statements and annual reports filed with the SEC, including climate-related financial statement metrics, greenhouse gas emissions and climate-related targets and goals, and management’s role in managing material climate-related risks. A number of state legislators and regulators, including California laws S.B. 253, S.B. 261 and A.B. 1305 in the State of California, as well as non-U.S. governmental agencies (such as the EU’s Corporate Sustainability Reporting Directive), have adopted or are currently considering proposing or adopting other rules, regulations, directives, initiatives and laws requiring ESG-related disclosures or limiting (or affirmatively requiring) certain ESG-related conduct. In the event that we were to become subject to any of the newly adopted climate change and/or ESG-related disclosure regimes, including in the United States and elsewhere, it could require us to, among other things, (i) restrict or limit our operating activities or other conduct, (ii) make material capital improvements and expend material capital resources in connection with such compliance efforts, and (iii) alter our business and operational strategy more generally. Furthermore, there continues to be a lack of consistent proposed climate change and ESG-related legislation, which creates regulatory and economic uncertainty. Separately, enhanced climate-related disclosure requirements and obligations could lead to reputational or other harm with customers, regulators, investors or other stakeholders and could also increase our litigation risks relating to statements alleged to have been made by us or others in our industry regarding climate change risks, or in connection with any future disclosures we may make regarding reported emissions, particularly given the inherent approximations, estimations and uncertainties with respect to calculating, determining and reporting greenhouse gas emissions. Additionally, governmental regulators, including the SEC, have also from time to time applied additional scrutiny to existing climate change-related assertions in public disclosures, increasing the potential for enforcement if any such governmental regulator were to allege that our climate change-related disclosures are misleading or deficient. As a result of the foregoing, we currently face, and are likely to continue to face, increasing pressure regarding our ESG-related disclosures, practices, initiatives and sustainability performance in the near- and long-term. We continue to monitor for these changes and their potential impact on our business, financial condition and industry at large, and seek to implement measures to comply with all such newly implemented requirements; however, given the rapidly changing nature of these rules, regulations, directives, initiatives and laws, and the heightened regulatory scrutiny being applied by governmental agencies across numerous jurisdictions, it is not possible to predict how such matters will ultimately impact our business or that of our critical counterparties at this time.

Financial and Economic Risks

High rates of global inflation and the occurrence of a recession could have a material and adverse impact on our business, results of operations and financial condition.

During 2022 and 2023, the global markets experienced, and continue to experience, higher rates of inflation as a result of several market factors, including in the form of increased costs pertaining to labor, materials, shipping and overhead. As a result of these inflationary pressures, governments in many countries implemented tighter monetary policies (including in the form of higher interest rates), which could slow the growth rate of local economies and restrict the availability of credit and financing. Interest rates may increase further, or they may remain at current levels for the near-term, and this new interest rate environment could materially and adversely affect our business, the counterparties with which we interact and the global economy at large. We believe that our financial condition and results of operations have thus far not been materially impacted by inflationary pressures; however, as a result of inflationary pressures, more organizations have sought to deploy technology on a “pay per use” subscription model, leveraging advances in cloud-based technologies (such as Unified Communications as a Service and Contact Center as a Service). To the extent the current rates of inflation and shifts in fiscal and monetary policy result in prolonged and slower growth or a recession, it could have a material and adverse effect on the demand for our products and services and, in the process, our business, results of operations and financial condition as a whole, including with respect to general and administrative expenses as a percentage of total revenue. Moreover, in the event that a global recession were to occur, it could adversely impact the critical counterparties that we engage, including in the form of a decrease in the products and services they seek to obtain from us. We continue to monitor our operations and will seek to take appropriate actions to mitigate the potential impact of heightened inflation on our business. Nevertheless, there can be no assurances that we will be successful in doing so, if at all.

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

Our customers expect us to maintain an inventory of products available for purchase off-the-shelf subsequent to the initial sales cycle for these products. This may require us to incur the costs of manufacturing inventory without having a purchase order in place for the specific products. The VoIP industry is subject to rapid technological change and volatile customer demands, which result in a short product commercial life before a product becomes obsolete. If we are unable to sell products that are held in inventory, we will need to write-off all or a part of the inventory value of these products. Write-offs and obsolescence could materially and adversely affect our operating results and financial condition. During the year ended December 31, 2023, we wrote off inventory in the aggregate amount of approximately $1.1 million, during the year ended December 31, 2022, our inventory write off was immaterial, and during the year ended December 31, 2021, we wrote off inventory in the aggregate amount of approximately $1.7 million. We have incurred, and are likely to continue to incur in the near- and long-term, write-offs as a result of slow-moving items, excess inventories, discontinued products and products with net realizable value lower than cost.

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

Starting in April 2018, the United States imposed a 25% tariff on steel and a 10% tariff on aluminum imports from other countries. On July 6, 2018, the United States imposed 25% tariffs on $34 billion worth of Chinese goods. China instituted retaliatory tariffs on certain United States goods. In 2019, the United States and China implemented several rounds of tariff increases and retaliations. On January 15, 2020, the United States and China signed a Phase One trade deal pursuant to which, among other things, the United States will modify existing tariffs. In October 2022, the Biden administration issued a new set of export controls which (i) banned Chinese companies from buying advanced chips and chip-making equipment in the United States without a license, and (ii) restricted the ability of U.S. persons from providing support for the development or production of chips at certain manufacturing facilities in China. Moreover, in December 2022, the United States imposed new duties on imports from certain major solar panel makers in China after an investigation determined that such manufacturers were avoiding tariffs by finishing their products in Southeast Asian countries. More recently, President Biden signed an executive order that will make it more difficult for U.S. firms to invest in certain Chinese companies—citing national security concerns, the executive order prohibits investments in AI and quantum computing. In response to the foregoing, China implemented its own export controls on two rare elements, germanium and gallium, which the United States relies on to produce chips, fiber optics and solar panels.

Since we operate in the United States and deliver products and services to customers in the United States, the trade war could materially and adversely affect us, and especially if, when and to the extent escalated, may cause global economic turmoil and adversely impact the supply chain for our products, the cost of our products and the demand for our products and, thus, may have a material adverse effect on our business and results of operations.

The prices of our products may become less competitive due to foreign exchange fluctuations.

Although we have operations throughout the world, the majority of our revenues and our operating costs in 2023 were denominated in, or linked to, the dollar. Accordingly, we consider the dollar to be our functional currency. However, a significant portion of our operating costs in 2023 (including our cost of revenues) were incurred in NIS. During 2023, the NIS depreciated against the dollar, which resulted in a decrease in the dollar costs of our operations in Israel. As a result of this differential, from time to time we may experience increases in the costs of our operations outside the United States, as expressed in dollars. If there is a significant increase or fluctuation in our expenses, we may be required to increase the price of our products, which could make our products and services less competitive in the markets in which we operate. Currently, our international sales are denominated primarily in dollars. Therefore, any devaluation in the local currencies of our customers relative to the dollar could cause customers to decrease or cancel orders or default on payment.

Our sales to European customers denominated in Euros are increasing. Sales denominated in Euros could make our revenues subject to fluctuation in the Euro/dollar exchange rate. If the dollar appreciates against the Euro, we may be required to increase the prices of our products that are denominated in Euros. In 2023, the Euro depreciated against the dollar, which resulted in an increase in the prices of our products that are denominated in Euros.

The ongoing conflict in Ukraine, including the actual (or perceived threat of an) expansion or exacerbation of such conflict, and the actions undertaken by western nations (and their allies) in response to Russia’s actions, has resulted, and could continue to result in, significant impacts on the global markets for the foreseeable future.

In February 2022, Russia launched a large-scale invasion of Ukraine, and Russia and Ukraine continue to engage in active and armed conflict. Such conflict has resulted, and will likely continue to result in, significant destruction of Ukraine’s infrastructure and substantial casualties amongst military personnel and civilians. As a result of Russia’s invasion of Ukraine, the governments of several nations have implemented commercial and economic sanctions against Russia (as well as certain banks, companies, government officials, and other individuals in Russia and Belarus). In addition to governmental entities, actors in the private sector, including, among others, tech firms, consumer brands and major manufacturers, have stopped, or previously announced that they intend to stop, operations in Russia and cease their partnerships with Russian firms, and shippers, insurance companies and refiners have similarly indicated that they will no longer purchase or ship crude oil from Russia.

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

In May 2023, in coordination with the G7, Australia, and other partners, the United States imposed new sanctions on Russia. As part of these actions, the U.S. Department of State imposed sanctions on over 200 entities, individuals, vessels, and aircraft, as well as designated certain entities and individuals (i) across Russia’s defense and related materiel, technology, and metals and mining sectors and (ii) involved in expanding Russia’s future energy production and capacity.

In December 2023, President Biden signed an executive order which seeks to strengthen U.S. sanctions authorities against financial facilitators of Russia’s war efforts, and additionally provided authority to broaden U.S. import bans on certain Russian goods. Likewise, in February 2024, the United States’ Treasury Department, State Department and Department of Commerce, collectively, imposed an extensive set of new sanctions on Russia, which specifically target Russia’s financial sector and military-industrial operations. Such sanctions seek to restrict Russia’s energy industry and limit the evasion of sanctions outside the United States, including by encompassing 500 additional persons associated with the ongoing Russo-Ukrainian conflict.

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

Changes in regional and global politics are leading to changes in the globalization and harmonization trends that prevailed in recent decades. Threats of trade barriers, customs and duties and other political considerations, including mass strikes, wars, escalating or outbreak of armed hostilities, including the ongoing Russo-Ukraine war and Israel-Hamas conflict, and other crises, are causing instability in the accepted world order and the stability of financial markets. This may impact both our ability to manufacture and sell our products and services which would affect our results of our operations and may also affect the price of our ordinary shares. Our business and operations are subject to uncertain macroeconomic changes, any of which could result in suspended operations, business interruptions, and impediments to our business. Moreover, we are subject to risks of hostilities, confiscation, deprivation of assets or military action that may directly or indirectly impact our operations, assets or financial performance in the areas where we operate. Most recently, for example, the conflict in Ukraine has resulted in, among other things, significant regional instability and geopolitical shifts, and material and adverse effects on global macroeconomic conditions, financial markets, exchange rates and supply chains. Likewise, the assaults launched by Hamas and its supporters against Israeli citizens, and the related Israeli military action taken in response, has caused substantial regional instability and extreme volatility in the global markets at large. It is not possible at this time to predict or determine the ultimate consequences of the conflict in Ukraine, which could include, among other things, greater regional instability, geopolitical shifts and other material and adverse effects on macroeconomic conditions, currency exchange rates, supply chains and financial markets.

Terrorist attacks, or the threat of such attacks, may negatively impact the global economy which may materially adversely affect our business, financial condition and results of operation and may cause our share price to decline.

Financial, political, economic and other uncertainties following terrorist attacks, both domestically and throughout the world, may negatively impact the global economy. As a result, many of our customers and potential customers have become much more cautious in setting their capital expenditure budgets, thereby restricting their telecommunications procurement. Uncertainties related to the threat of terrorism have had a negative effect on global economy, causing businesses to continue slowing spending on telecommunications products and services and further lengthen already long sales cycles. Any escalation of these threats or similar future events may disrupt our operations or those of our customers, distributors and suppliers, which could adversely affect our business, financial condition and results of operations.

Any shortages in, or increased costs of, semiconductors (and other components) could adversely impact our business and financial condition, including in the form of reduced revenues and increased costs and expenses.

Since the onset of COVID-19, the semiconductor industry has experienced, and continues to experience, significant shortages in capacity, which has resulted in the elongation of the lead time required to produce semiconductors. Given that semiconductors are a key component in our business, the inability to receive sufficient amounts of semiconductors on an expedited basis could impact our ability to deliver our products and services to third parties on a timely basis or could lead to an increase in the costs of inventory and overall purchase price of components. In the event that the capacity shortage in the semiconductor industry (and other components) continues for an extended period of time in the future, it could, among other things, have a material and adverse impact on (i) our manufacturing capabilities, (ii) our customer relationships, (iii) demand for our products and services and (iv) revenue and results of operations more generally. In the event that the semiconductor shortage improves in the near-term, such industry is historically cyclical and is characterized by rapid and recurring changes in technology, price erosion, short product life cycles, fluctuations in supply and demand, and product obsolescence. Therefore, another material shortage could occur in the future. In 2023, the United States sought to tighten export control rules designed to limit the flow of artificial intelligence semiconductors to China, and the Netherlands intended to curb sales of certain ASML equipment from being sold to China’s chipmakers. While the third quarter of 2023 generally exhibited improvements in the lead times of component supply, there are families of components which have not yet reached their pre COVID-19 supply lead times. Given the current uncertainty of the global markets, we are not able at this time to estimate the ultimate long-term impact that the shortage of semiconductors (or other components) will have on our business.

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

Political events in various countries in the Middle East, such as Syria, Iraq, Iran, Lebanon and Egypt, have weakened the stability of those countries, and have allowed extreme terrorists organizations, such as ISIS and Hamas, to operate in certain territories in the Middle East. This instability may lead to deterioration of the geo-political conditions in the Middle East. In addition, this instability has affected the global economy and marketplace through fluctuations in oil and gas prices. Any events that affect the State of Israel may impact us in unpredictable ways. For example, the global movement for a campaign of Boycott, Divestment and Sanctions (BDS) against Israel may adversely affect our sales in certain countries. We have contingency plans for alternative manufacturing and supply sources, but these plans may prove to be insufficient. Should our operations be impacted in a significant way, this may materially and adversely affect the results of our operations.

On October 7, 2023, terrorists from Hamas and other terrorist organizations infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets, including widespread killings and kidnappings. Shortly following the attack, Israel declared war against Hamas. In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Hamas supporters, including Lebanon (with the Hezbollah terror organization) and Syria. The aggressors have utilized, and could continue to use, terror, rocket and drone attacks, which target locations throughout Israel and cause substantial disruption and damage. Israel may not be able to defend effectively against such attacks and such attacks could have a material and adverse impact on our business, operations and financial condition. Additionally, the Houthi movement, which controls parts of Yemen, launched a number of rocket attacks targeting Israel’s southern border and attacks on marine vessels traversing the Red Sea, which marine vessels were thought to either be in route towards Israel or to be partly owned by Israeli businessmen. It is possible that these hostilities will escalate, and that other terrorist organizations, including the Palestinian military organizations in the West Bank as well as other hostile countries, such as Iran, will join the hostilities.

To date, none of our facilities or infrastructure have been damaged nor have our supply chains been significantly impacted since the war commenced in October 2023. However, we cannot predict the ultimate effect that the ongoing war and hostilities will have on us, including our supply chain and our ability to ship products from Israel, and any increase in these hostilities or any future armed conflict, political instability or violence in the region. Additionally, some of our officers and employees in Israel are obligated to perform annual military reserve duty and are subject to being called for additional active duty under emergency circumstances. For example, in connection with the war with Hamas and conflicts with its supporters described above, some of our employees were called up to serve in the army. Some of our employees live within conflict area territories and may be forced to stay at home instead of reporting to work. If many of our employees are called for active duty, or forced to stay at home, our operations in Israel and our business may be materially and adversely affected.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of property damage and certain direct and indirect damages that are caused by terrorist attacks or acts of war, such coverage would likely be limited, may not be applicable to our business (either due to the geographic location of our offices or the type of business that we operate) and may not reinstate our loss of revenue or economic losses more generally. Furthermore, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages, or whether such coverage would be timely provided. Any losses or damages incurred by us as a result of the current conflict in Israel, or any similar conflicts in the future, could have a material adverse effect on our business, financial conditions and results of operations.

Additionally, a number of countries and organizations continue to restrict or ban business with Israel or Israeli companies, or companies doing business with Israel or Israeli companies, which may limit our ability to make sales in those countries. The war with Hamas and conflicts with its supporters have also led to a reduction in the number of airlines and flights to Israel as well as a threat to shipping lines. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our ability to sell our products. Moreover, any deterioration in the capital markets resulting directly or indirectly from the ongoing conflict could limit our ability to obtain external financing.

We cannot predict the full impact of the war with Hamas and the related conditions on us in the future, particularly if emergency circumstances or geopolitical tensions continue, any aspect of which could have a material adverse effect on our business, financial position, operating results and cash flows.

We are adversely affected by the changes in the value of the dollar against the NIS and could be adversely affected by the rate of inflation in Israel, and we may incur losses as a result of our forward contracts and other hedging activities.

We generate most of our revenues in dollars and, in 2023, a significant portion of our expenses, primarily salaries, related personnel expenses and the leases of our buildings in Israel, were incurred in NIS. We anticipate that a significant portion of our expenses will continue to be denominated in NIS.

Our NIS related costs, as expressed in dollars, are influenced by the exchange rate between the dollar and the NIS. During 2023 and 2022, the NIS depreciated against the dollar, which resulted in a decrease in the dollars cost of our operations in Israel and during 2021, the NIS appreciated against the dollar, which resulted in an increase in the dollar cost of our operations in Israel. To the extent the dollar weakens against the NIS, we could experience an increase in the cost of our operations, which are measured in dollars in our financial statements, which could adversely affect our results of operations. In addition, in periods in which the dollar appreciates against the NIS, we bear the risk that the rate of inflation in Israel will exceed the rate of such devaluation of the NIS in relation to the dollar or that the timing of such devaluations lags considerably behind inflation, which will increase our costs as expressed in dollars.

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

Because exchange rates between the NIS and the dollar continually fluctuate, exchange rate fluctuations have an impact on our profitability and period-to-period comparisons of our results of operations. For example, in 2023, the value of the dollar increased in relation to the NIS by 3.1% and the inflation rate in Israel was 3.0%. In 2022, the value of the dollar increased in relation to the NIS by 13.2% and the inflation rate in Israel was 5.3%. In 2021, the value of the dollar decreased in relation to the NIS by 3.3% and the inflation rate in Israel was 2.8%. Our results of operations may be materially and adversely affected in case of a decrease in the value of the dollar to the NIS.

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

As of December 31, 2023, we have a contingent obligation to pay royalties in the amount of approximately $21.3 million, related to historical grants received by two of our subsidiaries.

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

Moreover, a number of aspects of intellectual property protection in the field of AI are currently under development, and there is uncertainty and ongoing litigation in different jurisdictions as to the degree and extent of protection warranted for AI and machine learning systems, as well as relevant system input and outputs. If we fail to obtain protection for the intellectual property rights concerning our AI technologies, or later have our intellectual property rights invalidated or otherwise diminished, our competitors may be able to take advantage of our research and development efforts to develop competing products, and our business, financial condition and operations could be materially and adversely impacted.

We believe that the frequency of third-party intellectual property claims is increasing, as patent holders, including entities that are not in our industry and that purchase patents as an investment or to monetize such rights by obtaining royalties, use infringement assertions as a competitive tactic and a source of additional revenue. Any intellectual property claims against us, even if without merit, could cost us a significant amount of money to defend and divert management’s attention away from our business. We may not be able to secure a license for technology that is used in our products, and we may face injunctive proceedings that prevent distribution and sale of our products even prior to any dispute being concluded. These proceedings may also have a deterrent effect on purchases by customers, who may be unsure about our ability to continue to supply their requirements. We may be forced to repurchase our products and compensate customers that have purchased such infringing products. We may be forced to redesign a product so that it becomes non-infringing, which may have an adverse impact on our results of our operations.

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

We must comply with continually evolving privacy-related laws regulations in multiple jurisdictions, including with respect to AI.

Our use and handling of personally identifiable data is regulated at the international, federal and state levels, and we are subject to a variety of local and international privacy laws and regulations that govern the collection, use, retention, sharing, processing, export and security of personal information. The regulatory environment surrounding information security and privacy is increasingly demanding. For example, the General Data Protection Regulation, or GDPR, which came into effect on May 25, 2018, implemented stringent operational requirements for companies that are established in the EU or, where not established in the EU, offer goods or services to individuals in the EU or monitor the behavior of individuals in the EU. Failure to comply with the GDPR can result in fines of up to EUR 20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher. The related UK GDPR and the UK Data Protection Act of 2018, which ensures that the United Kingdom has in effect the same high standards for data protection in place as under the GDPR, impose stringent operational requirements in the United Kingdom (including through restrictions on processing of personal data and cross-border transfers of personal data, and mandatory breach reporting to regulators and, under certain circumstances, to the individuals whose personal data was compromised in the breach).

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

Other new laws and regulations are rapidly coming into effect while existing legislation is quickly evolving. In the United States, the SEC adopted new rules requiring public companies to disclose information about a material cybersecurity incident, including any breach of personal data, within four business days of determining that it has experienced a material cybersecurity incident. The final rule applicable to the cybersecurity disclosure to be included in our (i) Current Reports on Form 6-K became effective on December 18, 2023 and (ii) Annual Report on Form 20-F became effective for any fiscal year ending on or after December 15, 2023. Likewise, several privacy laws in the United States came into effect in 2023, including in California, Virginia, Colorado, Connecticut and Utah, and new state privacy laws will come into effect in 2024, including in Montana, Oregon and Texas, all of which give new data privacy rights to their respective residents and impose significant obligations on controllers and processors of consumer data.

There is additionally increasing U.S. and foreign activity in the regulation of AI, and other similar uses of technology. For example, in Europe, there is a proposed regulation (the Artificial Intelligence Act) that, if adopted and approved, could impose onerous and substantial obligations related to the use of AI-related systems. Additionally, several states and localities in the United States have enacted measures related to the use of AI and machine learning in products and services. In October 2023, the President of the United States issued an executive order on the Safe, Secure and Trustworthy Development and Use of AI, emphasizing the need for transparency, accountability and fairness in the development and use of AI tools, and AI is the subject of evolving review by various governmental and regulatory agencies, including the SEC and the Federal Trade Commission. Depending on how these AI laws and regulations are interpreted, and to the extent that our business practices, products and services utilize AI, we could be subject to, and need to comply with, such obligations. Moreover, our development and use of AI, and the uncertain regulatory environment, could result in reputational harm, liability or other material and adverse consequences to our financial condition and business operations. The introduction of AI technologies into new or existing products may also result in new or enhanced governmental or regulatory scrutiny, litigation, confidentiality or security risks, ethical concerns, or other complications that could adversely affect our business, reputation, or financial results. The intellectual property ownership and license rights, including copyright, surrounding AI technologies has not been fully addressed by courts or national or local laws or regulations, and the use or adoption of third-party AI technologies into our products and services may result in exposure to claims of copyright infringement or other intellectual property misappropriation. Uncertainty around new and emerging AI technologies, such as generative AI, may require additional investment in the development and maintenance of proprietary datasets and machine learning models, development of new approaches and processes to provide attribution or remuneration to creators of training data, and development of appropriate protections and safeguards for handling the use of customer data with AI technologies, which may be costly and could impact our expenses if we decide to expand generative AI into our product offerings. AI technologies, including generative AI, may create content that appears correct but is factually inaccurate or flawed. Our customers or others may rely on or use this flawed content to their detriment, which may expose us to brand or reputational harm, competitive harm, and/or legal liability. The use of AI technologies presents emerging ethical and social issues, and if we enable or offer solutions that draw scrutiny or controversy due to their perceived or actual impact on customers or on society as a whole, we may experience brand or reputational harm, competitive harm, and/or legal liability.

Existing privacy-related laws and regulations in the United States and other countries are evolving and are subject to potentially differing interpretations, and various U.S. federal and state or other international legislative and regulatory bodies may expand or enact laws regarding privacy and data security-related matters. Due to the fact that privacy and information security laws and regulations are subject to change from time to time, our compliance with them may result in cost increases due to necessary systems changes and the development of new processes. Any new or modified laws and regulations may require that we modify our data processing practices and policies, and incur substantial costs and expenses in an effort to comply with such laws and regulations. These laws are complex and there is no ubiquitous approach to maintaining compliance. Requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. If we fail to comply with any of these laws and regulations, we could be subjected to legal risk and other adverse effects to our business and operations.

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

Based on the composition of our gross income, the composition and value of our gross assets and the amounts of our liabilities for each taxable year from 2005 through 2023, we do not believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes during any of such tax years. There can be no assurance that we will not become a PFIC in the current tax year or any future tax year in which, for example, the value of our assets, as measured by the public market valuation of our ordinary shares, declines in relation to the value of our passive assets (generally, cash, cash equivalents and marketable securities). If we are a PFIC for any tax year, U.S. shareholders who own our ordinary shares during such year may be subject to increased U.S. federal income tax liabilities and reporting requirements for such year and succeeding years, even if we cease to be a PFIC in such succeeding years. A U.S. holder of our ordinary shares will be required to file an information return containing certain information required by the U.S. Internal Revenue Service for each year in which we are treated as a PFIC with respect to such holder.

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

Other new laws and regulations are rapidly coming into effect or are being contemplated, which create further corporate governance and disclosure requirements. For example, the SEC recently adopted new rules on Cybersecurity Risk Management, Strategy, Governance and Incident Disclosure, which will require reporting companies, including us, to report information relating to certain cyber-attacks or other information security breaches in disclosures required to be made under the federal securities laws and may increase our costs of doing business, expose us to potential compliance risk, including the ability to make timely disclosures to the public, and impact the manner in which we operate. Any such cyber incidents involving our computer systems and networks, or those of third parties important to our business, could have a material adverse effect on our business, financial condition, results of operations and prospect. Additionally, the rapid evolution and increased adoption of AI technologies and our obligations to comply with emerging laws and regulations may require us to develop additional AI-specific governance programs and comply with related disclosure regimes.

There remains increased focus from lawmakers and regulators on corporate ESG practices, including climate change and related ESG disclosure requirements. Expectations regarding voluntary ESG initiatives and disclosures may result in increased costs (including but not limited to increased costs related to compliance, stakeholder engagement, contracting and insurance), changes in demand for certain products, enhanced compliance or disclosure obligations, or other adverse impacts to our business, financial condition or results of operations. In addition, standards for tracking and reporting ESG matters continue to evolve, and our business may be impacted by new laws, regulations or investor criteria in the United States, Europe and around the world related to ESG. In March 2024, the SEC adopted new rules that will require registrants to provide certain climate-related information in their registration statements and annual reports. The rules require information about a registrant's climate-related risks that are reasonably likely to have a material impact on its business, results of operations, or financial condition. The required information about climate-related risks will also include disclosure of a registrant's greenhouse gas emissions. In addition, the rules will require registrants to present certain climate-related financial metrics in their audited financial statements. The SEC’s newly adopted climate-related disclosure rules may require us to incur significant additional costs to comply, including the implementation of significant additional internal controls processes and procedures regarding matters that have not been subject to such controls in the past and expanded data collection, analysis and certification with respect to greenhouse gas emissions reporting that may not be complete or accurate, and impose increased oversight obligations on our management and board of directors. These and other regulations, disclosure-related and otherwise, including California laws S.B. 253, S.B. 261 and A.B. 1305 and the EU’s Corporate Sustainability Reporting Directive, may increase our costs as well as increase scrutiny regarding our ESG efforts, which may enhance the risks discussed in this risk factor. These legal and regulatory requirements, as well as investor expectations related to ESG practices and disclosures are subject to change, can be unpredictable, and may be difficult and expensive for us to comply with. If we fail to adapt to or comply with all laws, regulations, policies and related interpretations, our business and reputation could be negatively impacted, and our share price and access to/cost of capital could be materially and adversely affected. Additionally, many of our customers and suppliers may be subject to similar expectations, which may augment or create additional risks, including risks that may not be known to us.

Risks Relating to the Ownership of our Ordinary Shares

The price of our ordinary shares may fluctuate significantly.

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Between January 1, 2018 and March 20, 2024, the trading price of our shares on Nasdaq has fluctuated from a low of $6.62 to a high of $44.94. The following factors may cause significant fluctuations in the market price of our ordinary shares:

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

From time to time, we publicly disclose financial forecasts and other performance metrics. Our forecasts reflect numerous assumptions concerning our expected performance, as well as other factors which are beyond our control, and which might not turn out to be correct. As a result, variations from our forecasts could be material. Our financial results are subject to numerous risks and uncertainties, including those identified throughout this “Risk Factors” section and elsewhere in this Annual Report. If our actual financial results are worse than our financial forecasts, the price of our ordinary shares may decline. A large portion of our sales is made during the last month of each quarter. As a result, any delay in our receipt of orders could affect our results for a quarter and the accuracy of our forecasts.

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

Our ordinary shares are listed for trading in more than one market, and this may result in price variations.

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

The success of our business also depends upon our continuing ability to attract and retain other highly qualified management, technical, sales and marketing personnel. We require highly qualified technical personnel who are capable of developing technologies and products and providing the technical support required by our customers. We experience competitive pressure with respect to retaining and hiring employees in the high technology sector in Israel. In 2023, Israel faced a shortage of qualified technical personnel with the requisite experience in the industry in which we operate. Specifically, there was a notable shortage of engineers who were familiar with the intricacies and bespoke aspects of our products and services. To the extent that such trends continue in 2024 (and beyond) and we fail to hire and retain skilled employees, our business may be adversely affected, including our ability to deliver products and services on a timely basis. Moreover, to the extent we are able to successfully recruit and retain additional technical personnel, we may be required to incur significant costs due to steep salary increases. Given the substantial demand for such services, we may be unsuccessful in attracting and retaining an adequate number of technical personnel to support our current operations and the potential expansion of our business.

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

The protection of customer, employee and company data is critical to our business and operations. Customers and other stakeholders have a high expectation that we will adequately protect and safeguard their personal data or other information from cyberattack or other security breaches. We rely on the information technology system that we manage, and those that are managed by third parties with whom we engage, to conduct our business and operations, and these systems are subject to cybersecurity risks, potential attacks and breaches due to human error. We are additionally increasingly incorporating open source software into our products and there may be vulnerabilities in open source software that may make our products susceptible to cyberattacks. Moreover, given the nature of cyberattacks, breaches and infiltration of our internal systems (or the systems of the third parties with whom we engage) could go unnoticed for extended periods of time and materially disrupt our operations, which could result in a material loss of revenue, substantial downtime and loss of critical information and data. We may incur higher costs in order to remediate or correct the effects of any such incidents. Likewise, because the methods used to obtain unauthorized access change frequently and may not be immediately detected, we may be unable to anticipate these methods or promptly implement preventative measures. Any such access, disclosure or other loss of information could therefore result in legal claims or proceedings, liability under laws that protect the privacy of personal information, disrupt our operations and the services we provide to customers and damage our reputation, which could adversely affect our business, revenues and competitive position. In addition to taking the necessary precautions ourselves, we require that third-party service providers implement reasonable security measures to protect our customers’ identity and privacy. We do not, however, control these third-party service providers and cannot guarantee that no electronic or physical computer break-ins and security breaches will occur in the future.

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

Certain macroeconomic and geopolitical conditions, which are outside of our control, as well as the evolution of methods and techniques used by bad actors, may also make us more susceptible to a cybersecurity attack. For example, growing tensions between Russia and several western nations (and their respective allies) in connection with Russia’s invasion of Ukraine in February 2022, could result in retaliatory actions being undertaken by supporters of Russia, including in the form of espionage, phishing campaigns and other forms of cyber-attacks. Moreover, pro-Russian ransomware cybercriminals and gangs have previously publicly threatened to augment their hacking efforts in response to the implementation of sanctions and other responsive actions taken by western countries (and their allies). Increasing costs associated with information security, such as increased investment in technology, the cost of compliance and costs resulting from consumer fraud could cause our business and results of operations to suffer materially.

The methods and techniques used by cyber threat actors to gain entry into our network and access our computer systems, software and data will become more advanced with the use of AI and may become increasingly difficult or impossible to detect and prevent. As these threats continue to evolve, we may be required to invest significant additional resources to modify and enhance our information security and controls or to investigate and remediate any security vulnerabilities. While our technology infrastructure is designed to safeguard and protect personal and business information, we have limited ability to monitor the implementation of similar safeguards by our vendors.

Any cyberattack, unauthorized intrusion, malicious software infiltration, network disruption, corruption of data, misuse or theft of private or other sensitive information, or inadvertent acts by our own employees, could result in the disclosure or misuse of confidential or proprietary information, which could have a material adverse effect on our business operations or that of our clients. If we experience a significant data security breach, fail to detect and appropriately respond to a significant data security breach, or fail to comply with the various cybersecurity regulations, including the California Consumer Privacy Act and the California Privacy Rights Act in the United States, we could be exposed to government enforcement actions and private litigation. These losses may exceed our insurance coverage for such incidents. In addition, our employees and clients could lose confidence in our ability to protect their personal and proprietary information, which could cause them to terminate their relationships with us. Any loss of confidence arising from a significant data security breach could hurt our reputation, further damaging our business.

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

Over the last decade, AudioCodes has developed a range of software-based voice productivity solutions through our Voice.AI business line. These include the Voca range of conversational AI-related solutions and Microsoft Teams contact center that incorporate voice recognition, AI and machine learning technologies, SmartTAP 360° Live, an intelligent, secure enterprise compliance recording solution, Meeting Insights, an innovative tool for easily capturing and organizing all meeting-generated content and Voice.AI Connect, a cloud-based solution that simplifies the integration of any cognitive voice service and bot framework with any voice or telephony channel to deliver an enhanced customer service experience. See Item 3.D, “Key Information – Risk Factors – Our results of operations could be materially and adversely affected if we cannot keep pace with technological changes impacting the development of our products and implementation of our business needs, including with respect to automation and the use of AI.”

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

Acquisitions have played a key role in our development and growth strategy. For example, in 2004 we entered the field of call recording when we acquired Ai-Logix, a leading provider of advanced voice recording technology and integration cards for the call recording and voice/data logging industries. In 2015, we acquired Active Communications Europe to further strengthen our ability to provide advanced software solutions for the then emerging Microsoft Skype for Business online application, including CloudBond 365 and User Management Pack™ 365. In 2021, we acquired Callverso Ltd., a company with conversational AI solutions. Callverso was subsequently merged into AudioCodes.

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

MAJOR DEVELOPMENTS SINCE JANUARY 1, 2023

AudioCodes Live Offerings for Microsoft Teams

During 2023, we continued to expand and enhance our AudioCodes Live for Microsoft Teams portfolio of managed services aimed at removing the complexity involved in integrating Microsoft Teams collaboration, unified communications, or UC, and enterprise telephony. We offer AudioCodes Live services on a monthly subscription basis with minimal upfront costs, enabling customers to benefit from Teams collaboration and voice services without having to make significant capital investments.

The AudioCodes Live for Microsoft Teams portfolio includes three offerings for enterprise customers:

●	Live Teams Essentials: Teams Direct Routing connectivity delivered as a service.
●	Live Teams Pro: extended the Live Team Essentials offering to include tenant onboarding and management with periodic reporting and a self-service portal to easily manage on-boarding, user moves/adds/changes/deletions, or MACD, and device management.
●	Live Teams Premium: a fully managed service that covers both cloud and on-premise aspects of Microsoft Teams integration and management.

Enterprise customers can complement AudioCodes Live for Microsoft Teams with our monitoring and management tools, and service-enhancing applications. AudioCodes Live for Microsoft Teams is delivered by AudioCodes global professional services teams and is also available through our global network of telecom and Microsoft 365 partners.

For the service provider market, we offer AudioCodes Live Platform for Microsoft Teams, a managed service which simplifies the creation and operation of multi-tenant Teams offerings, including enterprise telephony. With AudioCodes Live Platform for Microsoft Teams, service providers can reduce time-to-market for offering hosted Teams services to small and medium sized businesses, or SMBs, without the need for investing in building costly infrastructure or for specialist technical knowledge. AudioCodes Live Platform for Microsoft Teams is delivered as a white-label service on a monthly subscription basis and is available in two variants:

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

In 2022 our Live Cloud solution was certified for the Microsoft Operator Connect Accelerator, providing a suite of capabilities, including managed SBC as a service, API bridging that uses the Operator Connect APIs, integration into operator OSS and BSS platforms, and more, for connectivity into the Microsoft Teams cloud. These offerings allow eligible operators to onboard faster to Operator Connect and provide services to their customers.

In 2022 we also introduced Live Express – a new SaaS solution that enables partners to onboard and manage their business customers’ Microsoft Teams connectivity to the PSTN. The new solution includes Direct Routing for PSTN connectivity and management automation to simplify daily operations for partners and their customers. Partners can swiftly onboard new customers using the solution’s portal and automation capabilities, thus providing connectivity of the customer’s trunks to Microsoft Teams, control of dial plans and advanced call policies management. The service also provides a customer portal enabling moves, adds, changes, and deletes by the end customer.

Solutions for Work-from-Home Agents and Contact Centers

In 2022, many of our developments for the contact center market were focused on expanding the functionality of our WebRTC solutions to overcome the challenges posed by the COVID-19 pandemic and the rise of the Work-from-Home model.

Voice.AI Business Line

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

SmartTAP 360° Live integrates seamlessly with Microsoft Teams to record all voice, video and IM interactions, and offers Analytics, such as STT, Sentiment Analysis, key words detection and Categorization.

In 2023, our team was building, and will continue to build, until in around May 2024, a new pure SaaS, multitenant application, including new GUI and platform that offers seamless updates, scalable architecture, and tailored feature deployment per tenant. It ensures data segregation and localization, with options for customers to bring their own media storage. Developed with Data privacy and Security by Design, including adherence to GDPR compliance and encryption.

As a result of the shift to Teams and the Work-from-Home model, we see many more customers wanting to record video to meet their compliance requirements and to share the recorded content internally to drive collaboration and productivity improvements.

Voca CIC

AudioCodes Voca CIC is a one-screen contact center with built-in conversational AI that is also a certified Microsoft Teams contact center solution.

With Voca as a Native Microsoft Teams application, one can consolidate the unified communications and contact center into one screen, allowing every Microsoft Teams user to become a potential agent enabling real-time access to back-office experts to help improve responsiveness, remove department silos, and improve connection among employees, while offering a unique mix of contact center and voice expertise.

Voca CIC’s conversational capabilities include a drag-and-drop flow designer, dedicated worker (agent) and supervisor user interface, CRM integration, skill-based routing, behavioral routing, real-time dashboards and historical analytics.

Voca CIC can integrate (i.e., when connected via a VoIP gateway or SBC) with any PBX, contact center, or unified communications platform, enabling customers to access the contact center, IVR, auto-attendant and call queues in one centralized system, whether for single or multi organizations or multi-tenant application, serving both providers and multi-site organizations having multiple voice platforms in parallel.

During 2023, Voca CIC added multiple capabilities, including: agent and supervisor experience, CRM integration, enhanced reporting functionality, real-time back-office phonebook and UX improvements.

Voice.AI Connect

The AudioCodes Voice.AI Connect Enterprise Edition extends chat and voice bot functionality to telephony communications, by connecting the bots to any type of telephony channel and thus allowing customers to talk naturally with bots for a voice-centric user experience. Voice.AI Connect supports multiple bot use cases, including conversational IVR (replacing DTMF-based legacy IVR systems), Virtual agent (offloading live agents), Agent assist (virtual assistant for live agents) and outbound campaign (calls initiated by the bot).

During 2022, we enhanced the integration with leading bot frameworks, including Microsoft PVA, Google Dialogflow and Amazon Lex and exposed APIs for voice streaming and fetching information such as call transcription.

The AudioCodes Live Hub is a self-service portal in which the bot developer can immediately connect the bot to Telephony Systems (e.g., SIP Trunks and Contact Centers), to be able to call and speak with a bot in just a few clicks.

During 2023, we further expanded the capabilities of Live Hub to non-bot use cases. A notable development included support for Teams Direct Route connectivity and user management. We also added support for Microsoft Dynamics 365 and Genesys Cloud Contact Centers. With respect to bot connectivity, we additionally added support for Microsoft Co-Pilot Studio and Amazon Lex. Live Hub customers can now also connect to their own Speech providers (TTS and STT). These new capabilities enhance Live Hub as a connectivity and orchestration cloud solution for enterprise voice communication services.

VICA

VICA is an Intelligent Virtual agent for contact centers that enhances customer experience while reducing operating costs.

Meeting Insights

Meeting Insights is an AI-powered enterprise solution that enables users to record any meeting generated content (audio and video), and automatically creates meeting minutes for Microsoft Teams meetings. It provides a centralized company platform for all meeting recordings, webinars and conference calls, making them readily shareable across the organization.

Meeting Insights was integrated with Azure Open AI GPT model to automatically analyze meeting recordings and to generate, among other things, summaries, list of action items, Issues & Solutions, Questions & Answers and Meeting outlines. In addition, a new pure SaaS, multi-tenant, platform was built in 2023 to host the Meeting Insights application that offers seamless updates, scalable architecture, and tailored feature deployment per tenant. It ensures data segregation and localization, with options for customers to bring their own media storage. Meeting Insights has been developed with data privacy and Security by Design, including adherence to GDPR compliance and encryption.

Product and Technology Developments

SBC Developments

During 2023, we continued to enhance our SBCs’ security, capacity and resiliency in virtual and public cloud environments. We also added video support for our WebRTC Gateway for Click-to-Call use case.

IP Phones and Meeting Room Solutions

During 2022 and 2023, we continued developing our range of IP phone devices and Room Experience, or RX, meeting room suite offering for Microsoft Teams environments. The advent of COVID-19 and the resulting global switch to working from home, or WFH, played a significant role in adapting our strategy to suit the “new normal”, leading to the introduction of high-quality video solutions for Teams meetings.

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

During 2023, we developed new uCaaS end-customer onboarding automation, and User management tools, for Telco and customers, focusing on a self-service portal. We also developed our Operator Connect Accelerator platform for Microsoft OC partners and added support for additional SIP phone devices for the Microsoft SIP Gateway solution, and analog device support.

Multi-Service Business Routers and Universal CPE

During 2022 and 2023, we developed a new product to support 5G access to our MSBR platforms. This product enables us to promote our routers and gateways to new installations, where physical access (such as xDSL or fiber) are not possible or very costly.

In parallel, we saw our universal CPE (uCPE) gain further market traction, due in part to our ability to provide a unique combination of voice application and various access methods. In particular, we experienced a notable enterprise win, utilizing our global presence and support to provide a complete, global solution.

Cloud and Managed Services Infrastructure

In 2022 and 2023, we continued to enhance our cloud and managed services delivery platform in North America, Europe and Asia Pacific. The platform support multi uCaaS solution including Microsoft Teams (Direct Route and Operator connect), Zoom Phone, WebEx calling and more and is certified for Microsoft operator Connect Accelerate.

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

PRINCIPAL CAPITAL EXPENDITURES

We have made and expect to continue to make capital expenditures in connection with the expansion of our operation and production capacity. In 2023 we also made capital expenditures in connection with our new production facility. The table below sets forth our principal capital expenditures incurred for the periods indicated (amounts in thousands):

	Year Ended December 31,
	2023	2022	2021

Computers and peripheral equipment	$2,462	$1,015	$592

Office furniture and equipment	737	281	546

Leasehold improvements	5,572	191	36

Total	$8,771	$1,487	$1,174

B.	BUSINESS OVERVIEW

INDUSTRY BACKGROUND AND MARKET TRENDS

Impact of Macroeconomic and Geopolitical Trends on Our Markets

As global economies emerged from the COVID-19 pandemic and endeavored to return to normality, the markets in which we operate were impacted by other macroeconomic and geopolitical matters, including the following:

Change in Working Practices – during the COVID-19 pandemic, the desire for a remote working environment accelerated and expanded rapidly, fueling the need for technologies to facilitate effective home-working and to help organizations maintain employee productivity. As economies gradually returned to a form of normality, more organizations adopted Hybrid Working practices, with a blend of office and remote working. This saw an increase in global demand for room collaboration technologies to effectively and securely connect office and remote workers for more productive meetings.

Inflationary Pressures Impacting Technology Consumption Models – in many global markets, inflationary pressures resulted in rising interest rates, impacting demand for borrowing to fund capital expense projects. As a result, more organizations sought to deploy technology on a “pay per use” subscription model, leveraging advances in cloud-based technologies (such as Unified Communications as a Service and Contact Center as a Service). See Item 3.D, “Key Information – Risk Factors – High rates of global inflation and the occurrence of a recession could have a material and adverse impact on our business, results of operations and financial condition.”

Increased Geopolitical Uncertainty and Tensions – there was an increase in global geopolitical uncertainty during 2023. The ongoing conflict between Russia and Ukraine continued to cause economic challenges and inertia, especially in Europe. On October 7, 2023 the Hamas terror attack on Israel led to a subsequent and ongoing conflict, impacting AudioCodes’ resources (such as R&D) and the economy in Israel more broadly, and resulting in supply chain challenges in the Red Sea, a key global shipping route. See Item 3.D, “Key Information – Risk Factors – The attack on Israel in October 2023, and the ensuing war with the Hamas terror organization and related conflicts with their supporters, could have a material adverse effect on our business, financial position, operating results and cash flows.”

The Emergence of AI – AI evolved from a potential and theoretical future technology to a requirement now being demanded by many organizations in order to help them improve employee productivity and enhance their customer engagement experience, including through intelligent automation, natural language understanding and integration with other IT frameworks. Applications emerged for the practical use of AI, including recording meetings as a key source of business intelligence, connecting chatbots to voice and simplifying the automation of customer journeys through a contact center. This rapidly growing and evolving trend to adopt AI as a core business communications tool is likely to continue in the near-term. See Item 3.D, “Key Information – Risk Factors – Our results of operations could be materially and adversely affected if we cannot keep pace with technological changes impacting the development of our products and implementation of our business needs, including with respect to automation and the use of AI.”

Enterprise Unified Communications

In 2023, the demand for cloud UC services continued to grow, albeit at slower rates as compared to during the COVID-19 pandemic, while businesses continue to migrate their communications to the cloud, and continued slowdown of on-premises UC and the PBX market. UC functions are easily deployed through cloud services, along with access to continual updates and improvements and with native support for work-from-anywhere.

The shift to cloud-based UC or uCaaS has been driven by companies like Microsoft, Zoom and Cisco.

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

In 2023, contact centers continued to adapt to allowing their agents to work from home. In parallel, the on-going growth in online consumer services drove expansion in many contact centers as they adapted to the dramatic changes wrought by the pandemic. This required high numbers of agents working remotely, while customers were offered omnichannel engagement, enabling customers to get in touch not just by phone but also via the internet or dedicated mobile applications.

Another key driver that continued into 2023 was contact center automation. We saw increased interest in virtual agents, conversational IVR and virtual agent assistants in this market as enterprises sought cost optimization through increasing live agent productivity and automation of the customer engagement while retaining and improving the customer experience.

Cloud and AI Driven Convergence of Unified Communications and Contact Center Markets

While Unified Communications (UC) and Contact Center (CC) markets have unique attributes and trends, the broader IT trend towards deploying cloud-based applications and services, plus the emergence of conversational AI, are accelerating the convergence of UC and CC technologies. As more enterprises adopt cloud-based platforms, such as Microsoft Teams, for collaboration and communication, they find that the same platform can also be used to deploy fully integrated Contact Center capabilities, with automation benefits delivered by conversational AI applications. This convergence can drive cost-savings, reduce IT overhead to support both UC and CC, and enables enterprises to offer superior customer service via a single platform. In addition, as cloud-based services, these combined UC and CC capabilities, along with AI, can be consumed as a service on a subscription basis, reducing the need for capital expense and enabling the enterprise to scale users up and down as required during peak periods.

Service Provider All-IP Transition

In 2021 and for portions of 2022, we observed several telecom operators slowing down deployments due to the COVID-19 pandemic. However, during the second half of 2022 and through 2023, several of our service provider customers began to resume deployment and pressed ahead and completed their business customer migrations. In countries where the migration was completed, smaller tier 2 and tier 3 service providers expedited their ISDN contract cancellation following the incumbent’s switch to all-IP. In the UK, we saw a pickup in migration pace, moving towards PSTN shutdown in 2025. Among the factors that have caused telecom operators to replace legacy networks are the traditional TDM switches reaching end-of-life, the need to free-up the real estate occupied by these switches, energy savings and the importance of competing with the growing numbers of alternative service providers.

Service providers typically apply two strategies for the business sector in the move towards all-IP networks. The first strategy is deploying customer premises equipment (CPE) – such as VoIP media gateways, session border controllers or multi-service business routers – to connect the customers’ legacy or IP systems to their own IP networks. The second strategy is seeking to aggregate a large number of TDM links, primarily ISDN PRI, at centralized points of presence utilizing high-capacity VoIP media gateways.

During 2023, we also observed an increase in the need for speed to CPEs, driving the need to support Fiber connectivity (up to 1GB), as well as 4G LTE (up to 300MB) and upcoming 5G. The Work From Home activity drives integration of such interfaces in our lower-end CPEs.

BUSINESS STRATEGY

AudioCodes’ business strategy is focused on increasing its position as a leading communications software vendor of advanced UC and contact center voice solutions and services, voice networking, all-IP voice network migration and Voice.AI solutions for the digital workplace. The following are key elements of our strategy:

Maintain and extend technological leadership. AudioCodes is recognized as a global leader in voice technologies. We intend to continue to capitalize on our voice expertise to drive new business opportunities, including through the application of AI, to add value to the employee and customer experience. We continually seek to upgrade our product lines with additional functionalities, interfaces, densities and compatibility with the leading UC, CC and SIP solutions in the market, providing agnostic voice and AI expertise to multi-vendor platforms. Our voice solutions have evolved to be software-based and run natively in cloud environments, to comply with the industry trend of migrating to private and public clouds. We continue to invest heavily in putting voice and AI at the forefront of technological evolution in our industry.

Strengthen and expand strategic relationships with key partners and customers. We sell our products and solutions to service providers and enterprises worldwide, leading enterprise channels, regional and global system integrators, global equipment manufacturers and VARs, in the telecommunications and networking industries and establish and maintain long-term working relationships with them. We work closely with our customers to deliver products, solutions and services that meet their specific needs. The ongoing development and integration cycles frequently result in close working relationships with our customers and partners. By focusing on leading solution vendors, system integrators and channels with large volume potential, we believe that we reach a substantial segment of our potential customer base while controlling the cost and complexity of our marketing efforts. Our partners and customers are located around the world, and we are better able to serve them by being close by. For this reason, we are investing in building local operations in key countries and regions, including sales, marketing and support resources, to closely serve our partners and customers.

Develop a network of strategic solution partners. We sell our products through, or in cooperation with, partners that can offer or certify our products as part of a complete solution to their customers. We expect to further develop our strategic partner relationships with solution providers in order to increase our customer base. Our strategic partners include companies such as Microsoft, Zoom and Genesys.

Engage enterprise customers in direct touch sales effort. We are pursuing a strategy of engaging large enterprise customers on a global level, as part of the AudioCodes product fit within leading enterprise solutions, mainly with Microsoft and Genesys. Our ability to engage with these enterprises directly enhances our ability to influence solution design and procurement decisions. This, in turn, is designed to increase demand, which we expect our business partners to fulfill based on their relationship with AudioCodes and the enterprise customers.

Expand and enhance the development of highly integrated products and services. We plan to continue designing, developing and introducing new product lines, product features and services that address the increasingly sophisticated needs of our customers while additionally helping them leverage new technologies (such as AI). We believe that our knowledge of core technologies and our ability to combine them in the form of integrated cloud services enables us to offer better solutions that (i) are more comprehensive, (ii) are easier to consume (via subscription) and (iii) contain more features than those available in competitive alternatives. For example, the new AudioCodes Live Platform for Microsoft Teams offers integrated voice connectivity, contact center, recording, analytics and conversational IVR, all via a single subscription-based service. We believe there are notable growth opportunities for our development and profitability with respect to the offering of a broad range of highly integrated services that leverage our voice expertise with AI and drive the convergence of unified communications and contact center as a service for our enterprise customers.

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

Build upon existing technologies to penetrate new markets, such as Contact Center. We are building on our expertise in voice and conversational AI to penetrate new markets—a notable example of this is the Contact Center market for Microsoft Teams. AudioCodes already has an unrivalled portfolio of voice connectivity, recording, devices and management solutions/services for Microsoft Teams. With Voca CIC, we now have a certified Microsoft Teams Contact Center built on Azure, which allows us to enter the market as a fully-fledged contact center vendor, as opposed to solely an enabler of third-party contact center capabilities. This is a new and potentially high-growth market segment for AudioCodes that can seek to leverage our existing strength and reseller community within the Microsoft Teams ecosystem, which continues to grow as Microsoft increasingly dominates the enterprise collaboration marketplace.

Develop and expand professional services and managed services offering. We continue to expand our product-led services offering in line with our new products and solutions across voice, conversational AI and contact center categories. AudioCodes has a rich portfolio of managed services. We offer our customers expert professional services to assist them with design, implementation, support and management of our products. System integrators, VARs and service providers are able to leverage AudioCodes professional and managed services to complement their own, and are able to offer them under their own brand to the end customers.

Expand our investments in conversational AI. As AI emerges as a key business tool, AudioCodes is investing heavily in conversational AI to deliver practical benefits that leverage the combination of AI and our deep voice expertise to deliver unique benefits that improve both the employee and customer experience. From automated recording and analytics of meetings to improve business intelligence and productivity, to compliant interaction recording and AI automation that simplifies the customer journey and improves customer service, AudioCodes is committed to helping enterprises gain practical benefits from AI. The applications and services that we deliver leveraging AI will seek to provide beneficial upsell and cross-sell opportunities to add value to, and extend our relationship with, our global customer base.

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

AUDIOCODES SOLUTIONS, PRODUCTS AND SERVICES

Solutions

Enterprise Business

Unified Communications

Our enterprise business is driven primarily by our solutions for UC environments. Beginning in 2020, we noted a clear shift towards uCaaS solutions as enterprises continue to migrate their IT infrastructure, in general, and UC solutions, in particular, to the cloud. We expect such trend to continue in 2024 and beyond, and consequently we plan to (x) focus on providing services and applications that add value to the uCaaS solutions, and (y) ensure a smooth migration to cloud-based UC while offering operational simplicity, high quality and reliability.

Our efforts in the uCaaS arena are focused on a number of key partnerships, predominantly with Microsoft, who reported substantial growth in the active users of their Teams UC and collaboration solution from 2020 through 2023. We expect our certified support for Teams Direct Routing, our communications solutions (Voca Conversational Interaction Center, call recording and Meeting Insights productivity solution), and our growing offering of audio and video devices and meeting room solutions to continue to be focus areas for us as enterprises migrate to Microsoft Teams Phone.

We anticipate that our AudioCodes Live for Microsoft Teams offering will continue to gain traction as enterprises look to streamline their UC operations. Consumed on a monthly subscription basis, AudioCodes Live for Microsoft Teams enables enterprises to benefit from Teams voice calling services and add-on applications without having to make capital investments in hardware and software, and without the need for specialized, in-house technical expertise.

In addition to Microsoft Teams, we also sought to strengthen and build on our collaborations with Zoom Phone and Cisco Webex.

Contact Centers

The contact center industry is accelerating migration from on-premises to cloud-based Contact Center as a Service, or CcaaS. AudioCodes helps enterprises to migrate and modernizes their voice infrastructure to the cloud, especially when such enterprises use a large and distributed Contact Center. We are providing voice managed services that complement the cCaaS OPEX model.

Voice.AI Business Line

In the last few years, dramatic leaps forward in machine learning and AI have driven a revolution in the way enterprises boost engagement with their customers. These significant advances mean that businesses can now utilize conversational AI technologies offered by various providers to automate their customer service departments and train bots to give callers a high level of service whenever they get in touch. As voice is the most fundamental and intuitive method of conversation, we are focusing on enabling engagement of voice and telephony to various AI-based applications and implementing voice-based use cases, leveraging on the investment made in AI and voice applications. We began investing in these applications in 2018 and we believe opportunities will develop across various products. Accordingly, we anticipate that these applications will become a new growth engine for our business in the near- and long-term.

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

On top of the direct routing, we also give SP the option to onboard their customers themselves using our live platform applications such as VOCA CIC, SmartTAP and meeting insights.

For service providers, we offer a certified Operator Connect accelerate platform, enabling operators to connect a certified operator within the Microsoft OC marketplace. The same Platform offers Zoom providers exchange and WebEx.

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

SmartTAP 360° Live integrates seamlessly with Microsoft Teams to record all voice, video and iMs interactions, and offers Analytics, such as STT, Sentiment Analysis, Key words detection and Categorization.

In 2023, our team was building, and will continue to build, until in or around May 2024 a new pure SaaS, multitenant application, including new GUI and platform, that offers seamless updates, scalable architecture, and tailored feature deployment per tenant. It ensures data segregation and localization, with options for customers to bring their own media storage. The application was developed with Data privacy and Security by Design, including adherence to GDPR compliance and encryption.

Voca CiC

Voca CIC seeks to (i) provide a customer’s and user’s respective agents with real-time access to back-office experts during service calls, and (ii) accelerate resolution times, removes department silos and ramps up employee experience.

Today’s modern workplace demands a new approach to customer experience, one that not only empowers agents to enjoy their jobs and provide exceptional service to customers, but enables internal business lines to provide top-notch service throughout the organization.

Voca CIC, a lightweight cCaaS with built-in conversational AI, is designed entirely for Microsoft Teams to unify the customer’s (of the contact center) and employee’s experience.

With Voca CIC as a Microsoft Teams application, a customer may consolidate the unified communications and contact center into one-screen, enabling every Microsoft Teams user to become a potential agent.

Voca CIC is an Azure-native integration with Microsoft Teams and offers a unique mix of contact center and voice expertise, making it an ideal solution for organizations looking to modernize their CX capabilities with minimal upfront costs.

Voca CIC’s marketing and sales efforts are growing rapidly across global markets, with an emphasis on North America, EMEA and APAC.

Voca CIC is available as a full SaaS-managed service solution delivered from AudioCodes Cloud, (Azure) in a highly available, geo-redundant topology. Contact Center capabilities are powered by Microsoft Azure Communication Services, with conversational AI based on Microsoft Cognitive Services.

Voice.AI Connect

AudioCodes Voice.AI Connect extends chat and voice bot functionality to telephony communications by connecting bots to any type of telephony channel, thus enabling customers to speak naturally with bots for a voice-centric user experience. We work primarily with bot framework vendors to enable and promote the creation of voice-bots by adding voice and telephony functionality to their bot framework platforms. We recurrently extend the supported bot frameworks, including Microsoft Co-pilot Studio and others, to enable multiple conversational AI use cases, such as Virtual Agents, Agent Assist and Conversational IVR.

We also initiated collaborations with a wide variety of market players, such as speech services providers, bot developers, system integrators and advisors. We intend to leverage these alliances to create voice-bot opportunities for us, especially in the contact center domain.

The Live Hub that started as a self-service SaaS version, or Voice.AI Connect Enterprise, expanded to become a central cloud hub for connecting and orchestrating multiple enterprise voice communication services, including Bring-Your-Own-Carrier for contact centers and direct route for Teams, and serves as a primary tool for exposing the bot development ecosystem to a wide array of voice-bot use cases via trials and proof of concept projects up to live productions. Live Hub is being marketed towards smaller customers with simple setups that do not need customization.

Meeting Insights

Meeting Insights is an AI-powered enterprise solution that enables users to record any meeting generated content (audio and video), and automatically creates meeting minutes for Microsoft Teams meetings. It provides a centralized company platform for all meeting recordings, webinars and conference calls, making them more readily shareable across the organization.

Meeting Insights was integrated with Azure Open AI GPT model to automatically analyze meeting recordings and to generate, among other things, summaries, list of action items, Issues & Solutions, Questions & Answers and Meeting outlines. In addition, a new pure SaaS, multi-tenant, platform was built in 2023 to host the Meeting Insights application that offers seamless updates, scalable architecture, and tailored feature deployment per tenant. It ensures data segregation and localization, with options for customers to bring their own media storage. Meeting Insights has been developed with data privacy and Security by Design, including adherence to GDPR compliance and encryption.

Management and Operations

AudioCodes’ management and operational tools are designed for deployment within large-scale cloud or premises-based UC deployments. They enable the management, monitoring and operation of the entire AudioCodes portfolio, including SBCs, media gateways, Microsoft-specific appliances and IP phones.

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

AudioCodes’ Device Manager is a powerful and intuitive lifecycle management tool for enterprise IP phone deployments that enables administrators to deliver a reliable desktop phone service within their organization. With the ability to deploy and monitor AudioCodes 400HD IP phones, identify problems, and then fix them rapidly and efficiently, AudioCodes Device Manager increases employee satisfaction and productivity and lowers IT expenses.

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

AudioCodes Live for Microsoft Teams

AudioCodes Live for Microsoft Teams is a portfolio of services that removes complexity from the integration of Teams collaboration, UC and enterprise telephony. It provides a seamless, rapid and cost-effective migration to Teams for high quality voice and video collaboration.

This service is complemented by devices-as-a-service, monitoring and management tools, and service enhancing applications. AudioCodes Live is also available through our global network of telecom and Microsoft 365 partners.

AudioCodes Live Platform

AudioCodes Live Platform is a SaaS solution that enables service providers to offer their business customers a seamless migration to uCaaS solutions, such as Microsoft Teams and Zoom Phone.

AudioCodes Live Platform includes the necessary services for Microsoft Teams Direct Routing and Operator Connect, value-add applications, as well as Zoom Phone Provider Exchange, thus enabling service providers to reduce their initial investment.

AudioCodes Live Platform provides the voice connectivity infrastructure, customer onboarding automation, user lifecycle management and tools for monitoring, reporting and analytics, to help get the service up and running expeditiously and effectively, with the service provider supplying the data connectivity and SIP trunk minutes.

Sales and Marketing

Our sales and marketing strategy is focused on two primary go-to market strategies. Firstly, we look to obtain direct touch with enterprise end customers to generate opportunities for new business and upsell new solutions or services to existing customers. This approach enables us to better understand the challenges that our customers face and offer solutions best suited to solving those challenges. Secondly, we engage with the channel community in all of our core markets, comprising service providers, managed service providers, system integrators and ICT resellers. This channel engagement allows us to scale up our geographic and market coverage, as well as reach more enterprise end customers through the channel community.

We select our partners based on our coverage needs and their ability to provide effective field sales, end-customer engagement, marketing communications and technical support to our customers. Our channel strategy also reflects the buying strategies of many enterprise end customers that have established procurement relationships with their preferred channel, or that are obliged to purchase through specific channels based on regulatory, certification or framework purchasing agreements (for example in the public sector).

For larger enterprise deployments, prospective customers and channels generally need to commit resources to test and evaluate our products as a “proof of concept” and integrate them into existing systems, networks and applications, or evaluate and adopt our professional services and managed services. As a result, our sales process is often subject to delays associated with approval processes that typically accompany the design and testing of new technologies or the SLA’s and security/compliance aspects of our service portfolio. For these reasons, the sales cycle of our products and services to new customers are often lengthy, averaging approximately six to twelve months after achieving a design win. This time may be further extended because of internal testing, field trials and requests for the addition or customization of features. Increasingly however, the cloud-based IT strategies adopted by enterprises are simplifying and accelerating the deployment of unified communications or contact centers “as a service”. AudioCodes Live Platform is designed to accommodate this more agile and speedy deployment strategy.

We market our products in North America, Europe, Asia, Latin America and Israel through a sales force that directly manages channel partners and that has direct touch engagement with end customers. We have invested notable resources in setting up local field sales forces to give us a strong presence in relevant markets.

We generally enter into non-exclusive sales representation/distribution agreements with channel partners in each of the major countries in which we do business. Typical product agreements are for renewable 12-month terms or are terminable at will by us upon 90 days’ notice, and do not commit the customer to inventory or to any minimum sales of our products to third parties. Some of our customers have the ability to return some of the products they have previously purchased and purchase more up-to-date models. To support the cloud-based “as a service” model increasingly deployed by our customers and channel partners, we also have subscription agreements, which typically run from 12 to 36 months, delivering reliable recurring revenue on a “per user per month” basis as an increasing proportion of our business.

AudioCodes continues to enhance its marketing efforts with a focus on activities that generate new leads and opportunities to support our sales team and channel partners in driving new business. An integrated marketing program comprising digital advertising, tradeshows, conferences, social media marketing and media engagement is designed to generate leads and provide a level of brand credibility and awareness in our core markets, with a focus on two primary campaigns: (i) unified communications; and (ii) contact center. In addition, our field marketing resources also drive local channel co-marketing, recruitment and development activities.

Customers

Our customers consist of enterprises (with direct and indirect relationships), service providers (with direct and indirect relationships), and a small percentage of OEM customers.

Our enterprise customers include a range of Fortune 1000 organizations, Public Sector organizations (central and local government, healthcare and education) and smaller enterprises that use our equipment to primarily enable their UC or Contact Center solutions. Our solutions are sold to enterprise customers through a wide network of resellers, integrators and distributors, and the bulk of our business is carried out in a two-tier model in over 100 countries. AudioCodes solutions and subscription services enable enterprises to smoothly migrate their communications infrastructure to cloud-based UC solutions that have emerged to dominate the market in recent years, such as Microsoft Teams as well as cloud-based contact center as a service offerings. Our sales in this segment are based on two major business offerings: (i) the traditional model, including equipment, maintenance contracts and, optionally, day-1 professional services; and (ii) a full “as-a-service” solution or managed service that includes the equipment, maintenance, day-1 and day-2 professional services. The latter offering is generally growing year-on-year as a proportion of our revenues and promised recurring revenues and profits over time.

Our service provider customers include a range of tier 1, 2 and 3 service providers that deploy our solution as part of their voice, UC, SIP trunk or other offerings for their business customers. Our solutions are deployed either at the customer's premises or at the service provider core as a white-labelled cloud-based subscription service leveraging the AudioCodes Live Platform. Typically, these services allow the service provider to provide their customers with voice connectivity and integration with UC platforms, such as Microsoft Teams, Zoom Phone, Cisco Webex, contact center as a service, conversational AI recording and analytics. AudioCodes’ broad range of products, broad functionality and wide interoperability allow service providers to deploy our solutions in practically any third-party solution environment and for a wide range of customers. Our solutions have been sold to service provider customers in 100 countries.

AudioCodes’ OEM customers include vendors that leverage AudioCodes’ technology and quality to deliver VoIP products and solutions. Historically, a substantial portion of our revenue has been derived from OEM customers that sold our technology products as part of their own voice solutions.

Manufacturing

Some of our components are obtained from single suppliers. For example, Texas Instruments Incorporated supplies all of our DSP components, while Motorola and Cavium Networks provide embedded CPU and network processors. Other components are generic in nature, and we believe they can be obtained from multiple suppliers.

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

We are obligated under certain agreements with our suppliers to purchase goods and to purchase excess inventory. Aggregate non-cancellable obligations under these agreements as of December 31, 2023, were approximately $14 million.

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

We are subject to telecommunication industry regulations and requirements set by telecommunication carriers that address a wide range of areas including quality, final testing, safety, packaging and use of environmentally friendly components. We comply with the European Union’s Restriction of Hazardous Substances Directive (under certain exemptions) that requires telecommunication equipment suppliers to not use some materials that are not environmentally friendly. These materials include Cadmium, Hexavalent chromium, Lead, Mercury, Polybrominated biphenyls, Polybrominatel diphenyl ethers Bis (2-ethylhexyl) phthalate, benzyl butyl phthalate, Dibutyl phthalate and Diisobutyl phthalate We expect that other countries, including countries we operate in, will adopt similar directives or other additional directives and regulations.

Competition

Competition in our industry is intense and we expect competition to increase in the future. Our competitors currently sell products that provide similar benefits to those that we sell. There has been a significant amount of merger and acquisition activity, frequently involving major telecommunications equipment manufacturers acquiring smaller companies, as well as strategic alliances entered into by competitors. We expect that these activities will result in an increasing concentration of market share among these companies, many of whom are our customers. See Item 3.D, “Key Information – Risk Factors – The markets we serve are highly competitive and several of our competitors have competitive advantages over us, which may make it difficult for us to maintain profitability.” The following sets forth a list of competing vendors and providers in each of our main product and service categories:

Networking Solutions

In the area of enterprise session border controllers, we compete with Oracle, Ribbon Communications, Metaswitch (acquired by Microsoft Azure for Operators), TE-Systems and Ingate.

In the area of low and mid-density digital gateways we face competition from companies such as Ribbon Communications, Cisco, Dialogic, NewRock, Patton, Ferrari and Sangoma.

Our competitors in the area of multi-service business routers are companies such as Cisco, Juniper, Adtran, One-Access (acquired by Ekinops), Patton, Huawei, HP/3COM and Alcatel-Lucent.

Applications

Our competitors in the area of call recording, compliance recording and convenient include companies such as Verint, NICE, ACS, Red Box (acquired by Uniphore), Teleware and Dubber.

Our competitors in the area of Conversational IVR, Speech Attendants include, but are not limited to, Nuance, Parlance and other contact center vendors which provide IVR solutions.

Our competitors in the area of applications leveraging speech recognition and conversational AI technology include companies such as Twilio, Nuance (acquired by Microsoft) and IBM, as well as Contact Center vendors such as Genesys, NICE and Five9s. Some public cloud providers offer technology and services that partially overlap with ours and several smaller startup companies are also developing competing solutions.

Our competitors in the area of contact center include, but are not limited to, Anywhere365, Luware, Landis, ComputerTalk and other contact center vendors, primarily focused on the Microsoft Teams product.

Our competitors in the area of SmartTAP360 live, which focuses mainly on compliance and quality recording in conjunction with Microsoft Teams, include, among others, ASC, Red Box (acquired by Uniphore), Dubber, CallCabinet, Numonix, NICE and Verint. Such competitors are currently listed in the certified list of Microsoft vendors although we mainly see their presence in mid-market projects.

Our competitors in the area of Meeting Insights, which is focused on productivity enhancement, organization repository and sharing for meetings in the Microsoft Teams environment, include, but are not limited to, Avoma, Otter and Fireflies.AI.

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

AudioCodes Live for Microsoft Teams and CCaaS Managed Services

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

Our competitors in content delivery or connectivity platform, as well as Operator Connect Accelerate, Zoom exchange providers and WebEx enablement, include: (i) SIPPIO; (ii) DSTNY Group; and (iii) Nuwave. Some of our competitors are also customers of our products and technologies.

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

We lease our main office and warehouse facilities, located in Airport City, Lod, Israel, which occupy approximately 274,000 square feet for annual lease payments of approximately $6.5 million (including management fees). The term of this lease was extended until April 30, 2024. In November 2022, we entered into new lease agreement in Park Naimi, which is located near Messubim Junction in Israel, or the New Lease Agreement. The New Lease Agreement will replace the current lease agreement of our main offices in Israel. Pursuant to the New Lease Agreement, we will lease from the landlord an approximately 10,000 square meters facility, or the Premises. The lease of the Premises, which is still under construction, commenced during 2023. The initial lease term under the New Lease Agreement is for 7 years. Additionally, we hold options under the New Lease Agreement to extend the lease term for additional periods of five years.

In June 2023, we entered into a new lease agreement in Or Yehuda, or the Or Yehuda Lease, which commenced in 2023. The Or Yehuda Lease replaces the current lease agreement of our warehouse in Israel. Pursuant to the Or Yehuda Lease, we have leased from the landlord an approximately 1,128 square meter facility. The initial lease term under the Or Yehuda Lease is for six years, commencing upon the transfer of possession of the Premises (as defined in the Or Yehuda Lease). We additionally hold options under the Or Yehuda Lease to extend the lease term for additional periods of up to 10 years.

We also lease offices in Beer Sheva, Israel, or the Beer Sheva Lease. The annual lease payments in 2023 (including management fees) for Beer Sheva Lease was approximately $419,000.

Our U.S. subsidiary, AudioCodes Inc., leased an approximately 14,706 square foot facility in Piscataway, New Jersey, or the New Jersey Lease, on May 13, 2022. AudioCodes Inc. also leases offices in Morrisville, North Carolina, or the North Carolina Lease. The annual lease payments in 2023 (including management fees) for all our offices in the United States were approximately $467,000.

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

The extent of the impact of current macroeconomic conditions, including, but not limited to, rising inflation, an overall global economic slowdown and the ongoing conflicts in Ukraine and in the Middle East, on our business, financial condition and results of operations will depend on future developments, which are highly uncertain at this time. Accordingly, we face a greater degree of uncertainty than normal in making the judgments and estimates needed to apply certain of our significant accounting policies.

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

We grant to certain customers a right of return or the ability over a limited period to exchange for other products a specific percentage of the total price paid for products they have purchased. We maintain a provision for product returns and exchanges and other incentives, based on our experience with historical sales returns, analysis of credit memo data and other known factors, all in accordance with ASC 606. This provision is deducted from revenues and amounted to approximately $2.1 million and $2.7 million as of December 31, 2023 and 2022, respectively. This provision was recorded as part of other payables and accrued expenses.

In instances of contracts where revenue recognition differs from the timing of invoicing, the Company generally determined that those contracts do not include a significant financing component. The primary purpose of the invoicing terms is to provide customers with simplified and predictable ways of purchasing the Company's products and services, not to receive or provide financing. We use the practical expedient and does not assess the existence of a significant financing component when the difference between payment and revenue recognition is a year or less.

Deferred revenues include amounts invoiced to customers for which revenue has not yet been recognized. Deferred revenues are recognized as (or when) we perform the performance obligations under the contract.

Allowance for Credit Losses

Our trade receivables are derived from sales to customers located primarily in the Americas, the Eastern Asia, Israel and Europe. We perform ongoing credit evaluations of our customers and to date have not experienced any material losses from uncollected receivables. our expected allowance for credit losses for trade receivables is based upon its assessment of various factors, including historical experience, the age of the trade receivable balances, credit quality of its customers, current economic conditions and other factors. We usually do not require collateral on trade receivables because most of our sales are made to large and well-established companies. On occasion we may purchase credit insurance to cover credit exposure for a portion of our sales and this may mitigate the amount we need to write off as a result of doubtful collections.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the “weighted average cost” method for raw materials and finished products. We periodically evaluate the quantities on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, discontinued product lines and market prices lower than cost. During the year ended December 31, 2023, we wrote off inventory in the aggregate amount of approximately $1.1 million, during the year ended December 31, 2022, inventory write off was immaterial, and during the year ended December 31, 2021, we wrote off inventory in the aggregate amount of approximately $1.7 million.

Intangible Assets

As a result of our acquisitions, our balance sheet included acquired intangible assets in the aggregate amount of approximately $1.0 million and $1.6 million as of December 31, 2023 and 2022, respectively.

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

Intangible assets are comprised of acquired technology, customer relations and licenses. Intangible assets that are not considered to have an indefinite useful life are amortized using the straight-line basis over their estimated useful lives, which range from four to ten years. Recoverability of these assets is measured by a comparison of the carrying amount of the asset to the undiscounted future cash flows expected to be generated by the assets. If the assets are considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired assets.

During the years ended December 31, 2023, 2022 and 2021, no impairment charges were identified.

Goodwill

As a result of our acquisitions, our balance sheet included acquired goodwill in the aggregate amount of approximately $37.6 million as of December 31, 2023 and 2022. Goodwill represents the excess of the purchase price and related costs over the fair value of net tangible and identifiable intangible assets of businesses acquired and accounted for under the purchase method. In accordance with ASC 350, “Intangible, Goodwill and Other,” goodwill is not amortized and is tested for impairment at least annually. Our annual impairment test is performed at the end of the fourth quarter each year. If events or indicators of impairment occur between the annual impairment tests, we perform an impairment test of goodwill at that date.

ASC 350, prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. In such case, the second phase is then performed, and we measure impairment by comparing the carrying amount of the reporting unit’s goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess. We have an option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required.

During the years ended December 31, 2023, 2022 and 2021, no impairment losses were identified with respect to intangible assets.

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

Share-based Compensation

We account for share-based compensation in accordance with ASC 718, “Compensation – Stock Compensation”. We utilize the Black-Scholes option pricing model to estimate the fair value of share-based compensation at the date of grant. The Black-Scholes model requires subjective assumptions regarding dividend yields, expected volatility, expected life of options and risk-free interest rates. These assumptions reflect management’s best estimates. Changes in these inputs and assumptions can materially affect the estimate of fair value and the amount of our share-based compensation expenses relating to stock options. We recognized share-based compensation expense of $11.4 million, $15.1 million and $14.1 million in the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023, there was approximately $10.7 million of total unrecognized share-based compensation expense related to non-vested share-based compensation arrangements granted by us. As of December 31, 2023, such expense is expected to be recognized over a weighted-average period of 2.68 years.

Contingent Liabilities

We are, from time to time, involved in claims, lawsuits, government investigations, and other proceedings arising from the ordinary course of our business. We record a provision for a liability when we believe that it is both probable that a liability has been incurred, and the amount can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount. Such legal proceedings are inherently unpredictable and subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, it could have a material impact on our results of operations, financial position and cash flows. No provision was recorded as of December 31, 2023.

Recently Issued and Adopted Accounting Pronouncements

Not applicable.

New Accounting Pronouncements Not Yet Effective

See Note 2ab to our Consolidated Financial Statements included elsewhere in this Annual Report.

A.	OPERATING RESULTS

You should read this discussion with the consolidated financial statements and other financial information included in this Annual Report.

Overview

AudioCodes is a leading vendor of advanced communications software, products and productivity solutions for the digital workplace. Our products are deployed on-premises or delivered from the cloud. Providing software communications, cloud-based platforms, customer premise equipment and software applications, our solutions and products are geared to meet the growing needs of enterprises and service providers realigning their operations towards the transition to all-IP networks and hosted unified communications and collaboration business services. In addition, we offer a complete suite of professional and managed services that allow our partners and customers to choose a service package (or complement their own offering) from a modular portfolio of professional services.

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

Historically, a substantial portion of our revenue has been derived from large purchases by a limited number of OEMs, NEPs, systems integrators and distributors. Westcon Group, our largest customer, accounted for approximately 16.3%, 15.1% and 15.4% of our revenues in the years ended December 31, 2023, 2022 and 2021, respectively. In addition, ScanSource Communications Group accounted for approximately 10.3%, 10.0% and 10.9%, of our revenues in the years ended December 31, 2023, 2022 and 2021, respectively. Our top five customers accounted for approximately 39.2%, 38.2% and 38.7% of our revenues in the years ended December 31, 2023, 2022 and 2021, respectively. If we lose a large customer and fail to add new customers to replace the associated lost revenue, or the revenue derived from any such customers materially decreases, our operating results may be materially adversely affected.

Revenues, based on the location of our customers for the last three fiscal years, are as follows:

	Year Ended December 31,
	2023	2022	2021
Americas, principally the United States	51.7%	50.7%	46.5%
Eastern Asia	14.5	15.3	15.7
Europe	32.3	31.9	35.6
Israel	1.5	2.1	2.2
Total	100.0%	100.0%	100.0%

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

Ongoing Conflict in Ukraine

In February 2022, Russia launched a large-scale invasion of Ukraine, and Russia and Ukraine continue to engage in active and armed conflict. Such conflict has resulted, and will likely continue to result in, significant destruction of Ukraine’s infrastructure and substantial casualties amongst military personnel and civilians. As a result of Russia’s invasion of Ukraine, the governments of several nations have implemented commercial and economic sanctions against Russia (as well as certain banks, companies, government officials, and other individuals in Russia and Belarus). In addition to governmental entities, actors in the private sector, including, among others, tech firms, consumer brands and major manufacturers, have stopped, or previously announced that they intend to stop, operations in Russia and cease their partnerships with Russian firms, and shippers, insurance companies and refiners have similarly indicated that they will no longer purchase or ship crude oil from Russia. In March 2022, Israel’s then Foreign Minister Mr. Yair Lapid indicated that Israel would not function as a route to bypass sanctions imposed on Russia by the United States and other western countries, and Israeli banks have elected to sever relationships with sanctioned Russian banks. While Israel has not, as of the date of this Annual Report, imposed explicit sanctions on Russia or Belarus, it has publicly rejected Russia’s annexation of the four occupied regions of Ukraine and voiced support for Ukraine’s sovereignty and territorial integrity. Moreover, Israeli companies who hold ties to the United States, the United Kingdom and the European Union could be indirectly subject to the measures imposed by such nations.

In May 2023, in coordination with the G7, Australia, and other partners, the United States imposed new sanctions on Russia. As part of these actions, the U.S. Department of State imposed sanctions on over 200 entities, individuals, vessels, and aircraft, as well as designated certain entities and individuals (i) across Russia’s defense and related materiel, technology, and metals and mining sectors and (ii) involved in expanding Russia’s future energy production and capacity.

In December 2023, President Biden signed an executive order which seeks to strengthen U.S. sanctions authorities against financial facilitators of Russia’s war efforts, and additionally provided authority to broaden U.S. import bans on certain Russian goods. Moreover, in February 2024, the United States’ Treasury Department, State Department and Department of Commerce, collectively, imposed an extensive set of new sanctions on Russia, which specifically target Russia’s financial sector and military-industrial operations. Such sanctions seek to restrict Russia’s energy industry and limit the evasion of sanctions outside the United States, including by encompassing 500 additional persons associated with the ongoing Russo-Ukrainian conflict.

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

Ongoing War in Gaza and Regional Hostilities

On October 7, 2023, terrorists from Hamas and other terrorist organizations infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets, including widespread killings and kidnappings. Shortly following the attack, Israel declared war against Hamas. In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Hamas supporters, including Lebanon (with the Hezbollah terror organization) and Syria. The aggressors have utilized, and could continue to use, terror, rocket and drone attacks, which target locations throughout Israel and cause substantial disruption and damage. Israel may not be able to defend effectively against such attacks and such attacks could have a material and adverse impact on our business, operations and financial condition. Additionally, the Houthi movement, which controls parts of Yemen, launched a number of rocket attacks targeting Israel’s southern border and attacks on marine vessels traversing the Red Sea, which marine vessels were thought to either be in route towards Israel or to be partly owned by Israeli businessmen. It is possible that these hostilities will escalate, and that other terrorist organizations, including the Palestinian military organizations in the West Bank as well as other hostile countries, such as Iran, will join the hostilities.

In 2023, sales to customers in Israel accounted for less than 1.5% of our total revenues. Our Israeli facilities are based in central Israel, in an area that to date has seen minor disruptions from rocket attacks. To date, none of our facilities or infrastructure have been damaged nor have our supply chains been significantly impacted since the war commenced in October 2023. However, we cannot predict the ultimate effect that the ongoing war and hostilities will have on us, including our supply chain and our ability to ship products from Israel, and any increase in these hostilities or any future armed conflict, political instability or violence in the region. Additionally, some of our officers and employees in Israel are obligated to perform annual military reserve duty and are subject to being called for additional active duty under emergency circumstances. For example, in connection with the war with Hamas and conflicts with its supporters described above, some of our employees were called up to serve in the army. Some of our employees live within conflict area territories and may be forced to stay at home instead of reporting to work. If many of our employees are called for active duty, or forced to stay at home, our operations in Israel and our business may be materially and adversely affected.

A number of countries and organizations continue to restrict or ban business with Israel or with Israeli companies, or with companies doing business with Israel or with Israeli companies, which may limit our ability to make sales in those countries. The war with Hamas and conflicts with its supporters have also led to a reduction in the number of airlines and flights to Israel as well as a threat to shipping lines. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our ability to sell our products. Moreover, any deterioration in the capital markets resulting directly or indirectly from the ongoing conflict could limit our ability to obtain external financing.

We cannot predict the full impact of the war with Hamas and the related conditions on us in the future, particularly if emergency circumstances or geopolitical tensions continue, any aspect of which could have a material adverse effect on our business, financial position, operating results and cash flows. To the extent that the ongoing war with Hamas and conflicts with its supporters materially and adversely affects our business and financial results, such may also have the effect of heightening many of the other risks described in Item 3.D, “Key Information – Risk Factors.”

Results of Operations

The following table sets forth the results of operations in dollars and as a percentage of total revenues for the periods indicated:

	Year ended December 31,
	2023		2022
		% of		% of
	Amount	Revenues	Amount	Revenues
Revenues:
Products	$123,991	50.7%	$164,302	59.7%
Services	120,392	49.3	110,791	40.3
Total revenues	244,383	100.0	275,093	100.0

Cost of revenues:
Products	47,964	19.6	63,686	23.1
Services	38,070	15.6	32,629	11.9
Total cost of revenues	86,034	35.2	96,315	35.0
Gross profit	158,349	64.8	178,778	65.0
Operating expenses:
Research and development, net	57,169	23.4	59,842	21.8
Selling and marketing	70,243	28.7	70,123	25.4
General and administrative	16,513	6.8	17,494	6.4
Total operating expenses	143,925	58.9	147,459	53.6
Operating income	14,424	5.9	31,319	11.4

Financial income (expenses), net	(52)	-	2,864	1
Income before taxes on income	14,372	5.9	34,183	12.4

Taxes on income	(5,592)	(2.3)	(5,717)	(2.1)
Net income	$8,780	3.6%	$28,466	10.3%

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues. Revenues decreased by 11.2% to $244.4 million in the year ended December 31, 2023, from $275.1 million in the year ended December 31, 2022.

Our revenues from sales of products in the year ended December 31, 2023 decreased by 24.5% to $124.0 million, or 50.7% of total revenues, from $164.3 million, or 59.7% of total revenues, in the year ended December 31, 2022. The decrease in revenues from sales of products was primarily attributable to the softness in our service provider segment, as carriers reduced inventories and purchases in light of elevated interest rate environment as well as slowing decision cycle from enterprises owing to uncertain macroeconomic backdrop.

Our revenues from sales of services in the year ended December 31, 2023 increased by 8.7% to $120.4 million, or 49.3% of total revenues, from $110.8 million, or 40.3% of total revenues, in the year ended December 31, 2022. The increase in revenues from sales of services was primarily driven by the growth of our professional and managed services offerings. At the core of this growth is our continued progress in pivoting to recurring revenues with strong execution in our operation of the AudioCodes Live offering. The growth in product support services was attributable to sales of products in prior periods that resulted from an increase of our renewal rate of support agreements in some regions and from support services for a larger number of products being supported. The growth in sales of professional services was attributable to offering more managed services with larger contract value as part of our AudioCodes Live offering and a broader portfolio of professional services offered by us and an increase in demand for such services in the Enterprise UC market (mainly Microsoft Teams).

Cost of Revenues and Gross Profit. Cost of revenues includes the cost of hardware, quality assurance, overhead related to professional and support customer services, overhead related to manufacturing activity, technology licensing and royalty fees payable to third parties and to the IIA. Gross profit decreased to $158.3 million in the year ended December 31, 2023, from $178.8 million in the year ended December 31, 2022. Gross profit as a percentage of total revenues was 64.8% in the year ended December 31, 2023, compared to 65.0% in the year ended December 31, 2022. Expenses included in cost of revenues related to share-based compensation were $0.4 million in each of the years ended December 31, 2023 and 2022.

Cost of revenues related to sales of products decreased by 24.7% to $48.0 million in the year ended December 31, 2023, from $63.7 million in the year ended December 31, 2022. Gross margin percentage from products was 61.3% in the year ended December 31, 2023 and 61.2% in the year ended December 31, 2022.

Cost of revenues related to sales of services in the year ended December 31, 2023 increased by 16.7% to $38.0 million, from $32.6 million in the year ended December 31, 2022. This increase is primarily attributable to higher support personnel expenses associated with providing services and implementation of our products with service providers as well as enterprise customers. In the year ended December 31, 2023, the gross margin percentage from sales of services decreased to 68.4%, from 70.5% in the year ended December 31, 2022.

Research and Development Expenses, net. Research and development expenses, net, consist primarily of salaries and related costs of employees engaged in ongoing research and development activities, development-related raw materials and the cost of subcontractors, less grants from the IIA. Research and development expenses decreased by 4.5% in the year ended December 31, 2023 to $57.2 million, from $59.8 million in the year ended December 31, 2022. As a percentage of total revenues, research and development expenses, net increased to 23.4% in the year ended December 31, 2023, from 21.8% in the year ended December 31, 2022. The decrease on an absolute basis is primarily due to a decrease in the total number of our employees and related expenses. In addition, in the year ended December 31, 2023, expenses included in research and development expenses related to share-based compensation were $2.7 million, compared to $3.5 million in the year ended December 31, 2022. IIA grants recognized were $0.7 million in the year ended December 31, 2023, compared to $0.6 million in the year ended December 31, 2022.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of salaries and related costs (including sales commissions) of sales and marketing personnel, as well as exhibition, travel and related expenses. Selling and marketing expenses increased by 0.2% in the year ended December 31, 2023 to $70.2 million, from $70.1 million in the year ended December 31, 2022. As a percentage of total revenues, selling and marketing expenses increased to 28.7% in the year ended December 31, 2023, from 25.5% in the year ended December 31, 2022. In the year ended December 31, 2023, expenses included in selling and marketing expenses related to share-based compensation were $4.3 million, compared to $6.0 million in the year ended December 31, 2022.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related costs of finance, human resources and general management personnel, rent, network and allowance for credit losses, as well as insurance and consultant services expenses. General and administrative expenses decreased by 5.6% to $16.5 million in the year ended December 31, 2023, from $17.5 million in the year ended December 31, 2022. As a percentage of total revenues, general and administrative expenses increased to 6.8% in the year ended December 31, 2023, from 6.4% in the year ended December 31, 2022. The decrease on an absolute basis is primarily due to a decrease in payroll expenses. In addition, in the year ended December 31, 2023, expenses included in general and administrative expenses related to share-based compensation were $4.0 million compared to $5.2 million in the year ended December 31, 2022.

Financial Income (Expenses), Net. Financial income (expenses), net consists primarily of interest earned on cash and cash equivalents, marketable securities and bank deposits, gains from financial investments, net of interest on our bank loans and bank charges, exchange rate differences and linkage differences to the Israeli consumer price Index, or Israeli CPI, and amortization of marketable securities premiums and accretion of discounts, net. Financial expense, net, in the year ended December 31, 2023 was $0.1 million, compared to financial income, net of $2.9 in the year ended December 31, 2022. The increase in financial expenses, net in the year ended December 31, 2023 was primarily due to (i) higher expenses related to exchange rate fluctuations; and (ii) higher interest expenses recorded with respect to derivative instruments.

Taxes on Income. Taxes on income in the year ended December 31, 2023, were $5.6 million, compared to $5.7 million in the year ended December 31, 2022.

A discussion with respect to a comparison of the results of operations for the year ended December 31, 2022, compared to the year ended December 31, 2021 is contained under the heading “Results of Operations” in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2022, or the 2022 Form 20-F.

Impact of Inflation, Devaluation and Fluctuation of Currencies on Results of Operations, Liabilities and Assets

Since the majority of our revenues are denominated in or linked to the dollar, we believe that inflation and fluctuations in the NIS/dollar exchange rate have no material impact on our revenues. However, most of the costs of our Israeli operations, mainly personnel and facility-related, is incurred in NIS. Inflation in Israel and dollar exchange rate fluctuations have some influence on our expenses and, as a result, on our net income. Our NIS costs, as expressed in dollars, are influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation or appreciation of the NIS in relation to the dollar.

To protect against the changes in value of forecasted foreign currency cash flows resulting from payments in NIS, we maintain a foreign currency cash flow hedging program. We hedge portions of our forecasted expenses denominated in foreign currencies with forward contracts. These measures may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

Rising inflation in the United States and other markets in which we operate (or derive revenue) may impact the economy and ultimately the demand for our products and services. See Item 3.D, “Key Information – Risk Factors – High rates of global inflation and the occurrence of a recession could have a material and adverse impact on our business, results of operations and financial condition” for further information regarding the risks associated with such inflation.

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

			Israeli
			inflation
	Israeli	NIS devaluation	adjusted for
	inflation	or appreciation	devaluation or
Year Ended	rate	rate	appreciation
December 31,	%	%	%
2023	3.0	3.1	0.1
2022	5.3	13.2	7.9
2021	2.8	(3.3)	(6.1)

B.	LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations for the last three years primarily from our cash and cash equivalents, bank deposits, bank borrowings and cash from operations.

As of December 31, 2023, we had $106.7 million in cash and cash equivalents, short-term and long-term marketable securities, short-term and long-term financial investments and bank deposits, a decrease of $17.6 million from $124.3 million as of December 31, 2022.

Our material cash requirements from known contractual and other obligations include our lease commitments and purchase commitments. For additional information on the foregoing lease commitments and purchase commitments, see Note 9 and Note 10a to our Consolidated Financial Statements included elsewhere in this Annual Report.

Share Repurchase Program and Cash Dividends

In June 2022 and in January, June and December 2023, we received court approval to purchase up to $35.0 million, $25.0 million, $25.0 million and $20.0 million of our ordinary shares, respectively. The most recent court approvals allowed us to use the approved amounts for share repurchases or cash dividends. The Israeli court generally limits its approval to six months from the date of application. As a result, although the program does not have a set end date, it requires renewal every six months by submitting a new court application, based on the then prevailing facts. Share purchases have and will take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume or other factors. The repurchase program does not require us to purchase a specific number of shares and may be suspended from time to time or discontinued.

During the year ended December 31, 2023, we acquired an aggregate of 1,794,931 of our ordinary shares for approximately $18.3 million, and declared and paid cash dividends in the aggregate amount of $11.4 million. During the year ended December 31, 2022, we acquired an aggregate of 1,513,207 of our ordinary shares for approximately $38.1 million, and declared and paid a cash dividend in the aggregate amount of $11.6 million. In February 2024, we declared a cash dividend in the aggregate amount of $5.5 million. As of March 20, 2024, we had approximately $10.2 million available for share repurchases or dividends under the most recent court approval granted in December 2023. The current approval is valid through June 18, 2024.

Cash Flows from Operating Activities

Our operating activities provided cash in the approximate amount of $14.9 million in the year ended December 31, 2023, primarily due to net income of $8.8 million, an increase of $3.1 million in deferred revenues, non-cash charges of $2.6 million for depreciation and amortization, and $11.4 million for share-based compensation expenses and a decrease of $1.4 million in deferred tax assets, partially offset by a decrease of $6.2 million in other payables and accrued expenses, an increase of $7.8 million in inventories and a decrease of $3.8 million in trade payables.

Our operating activities provided cash in the approximate amount of $8.3 million in the year ended December 31, 2022, primarily due to net income of $28.5 million, an increase of $3.5 million in trade payables, non-cash charges of $3.0 million for depreciation and amortization, and $15.1 million for share-based compensation expenses, and a decrease of $1.8 million in deferred tax assets, partially offset by an increase of $20.6 million in trade receivables, an increase of $12.7 million in inventories, a decrease of $4.1 million in other payables and accrued expenses and a decrease of $2.0 million in deferred revenues.

Cash Flows from Investing Activities

In the year ended December 31, 2023, our investment activities used cash in the amount of $20.0 million, primarily as a result of proceeds of $14.1 million derived from the redemption of financial investments and proceeds of $5.0 million derived from short-term and restricted bank deposits.

In the year ended December 31, 2022, our investment activities used cash in the amount of $19.7 million, primarily as a result of a (i) $16.6 million purchase of financial investments and (ii) $5.0 million investment in short-term and restricted bank deposits.

Financing Activities

In the year ended December 31, 2023, we used $28.9 million of cash in financing activities, primarily as a result of $18.3 million used to repurchase our shares and $11.4 million used to pay cash dividends to our shareholders, partially offset by $0.8 million of proceeds from the issuance of shares upon exercise of stock options.

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

See Item 3.D, “Key Information – Risk Factors” with respect to risks, conditions and circumstances that could adversely impact our liquidity and capital resources. Information with respect to Liquidity and Capital Resources as of December 31, 2022 and for the year then ended is contained under the heading “Liquidity and Capital Resources” in Item 5 of our 2022 Form 20-F.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and Development

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing products and to develop new ones. We invest in cloud and virtualization technologies, making sure our products and technologies suit and are optimized to cloud and hosted services environments. We are also further developing our SaaS offers with solutions like SmartTAP, Meeting Insights, Voice.AI Connect, Live platform and Voca. We are developing productivity solutions, and specialized appliances and applications for Microsoft Teams such as Direct Routing Survivable Branch Appliances (SBA). We are constantly enhancing our session border controllers and digital media gateways for carrier and enterprise deployments, multi-service business routers, IP phones and meeting room devices, and management applications with increased capacity, new functionalities and compliance with the latest relevant standards and protocols.

In addition, we continue to maintain our analog and digital media gateways for carrier and enterprise applications, multi-service business routers and develop further our session border controllers, IP phones, management routing and productivity applications, as well as specialized appliances for Microsoft Skype/Teams for Business such as SBA, CCE and CloudBond 365. Our platforms are expected to feature increased session capacity, new functionalities, enhanced signaling software and compliance with new protocols, as well as new management and productivity applications. We also invest in cloud and virtualization technologies, making sure our product and technology suites are optimized for cloud and hosted services. As of December 31, 2023, 330 of our employees were engaged primarily in research and development on a full-time basis.

Our net research and development expenses were approximately $57.2 million in the year ended December 31, 2023, compared to $59.8 million in the year ended December 31, 2022, and $53.4 million in the year ended December 31, 2021. From time to time, we have received grants from the IIA. As a recipient of grants from the IIA, we are obligated to perform all manufacturing activities for projects subject to the grants in Israel unless we receive an exemption (except for up to 10% of our manufacturing activities, which requires only a notice to be made to the IIA). Know-how from research and development which is used to produce products may not be transferred to third parties without the approval of the IIA and may require significant payments. The IIA approval is not required for the export of any products resulting from such research or development.

Through December 31, 2023, we had obtained grants from the IIA aggregating approximately $7.3 million for certain of our research and development projects related to our other Israeli subsidiaries. We are obligated to pay royalties to the IIA, amounting to 3% to 5% of the revenues from the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, if no additional payments are required, linked to the dollar and bearing interest at the rate of the higher of SOFR + 1% and 4%. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required. If we transfer our manufacturing outside of Israel, the rate of royalties will increase.

As of December 31, 2023, our other Israeli subsidiaries have a contingent obligation to pay royalties in the amount of approximately $21.3 million.

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

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information with respect to our directors, senior executive officers and key employees at March 20, 2024:

Name	Age	Position
Stanley B. Stern	66	Chairman of the Board of Directors
Shabtai Adlersberg	71	President, Chief Executive Officer and Director
Niran Baruch	53	Vice President Finance and Chief Financial Officer
Lior Aldema	58	Chief Business Officer
Ofer Nimtsovich	54	Chief Operating Officer
Yair Hevdeli	58	Vice President, Research and Development
Eyal Frishberg	65	Vice President, Operations
Yehuda Herscovici	57	Vice President, Products
Tal Dor	54	Vice President, Human Resources
Shaul Weissman	57	Vice President, Business Development
Joseph Tenne(1)(2)(3)	68	Director
Shai Levy(1)(2)(3)	59	Director
Doron Nevo(1)(2)(3)	68	Director
Zehava Simon (2) (3)	65	Director
Shira Fayans Birenbaum (1)	59	Director
(1)	Member of Audit Committee
(2)	Member of Nominating Committee
(3)	Member of Compensation Committee

Stanley Stern became a director and our Chairman of the Board in December 2012. Mr. Stern is the Managing Partner of Alnitak Capital, which he founded in 2013 to provide board level strategic advisory services and merchant banking services, primarily to companies in technology-related industries. From 1981 to 2000 and from 2004 to 2013, he was a Managing Director at Oppenheimer & Co, where, among other positions, he was head of the investment banking department and technology investment banking group. He also held positions at Salomon Brothers, STI Ventures and C.E. Unterberg. Mr. Stern has served as chairman of the board of directors of AudioCodes, Ltd. (Nasdaq: AUDC), a U.S. public company, since 2012, and serves as a member of the board of directors of the following U.S. public and private companies: Tigo Energy, Inc. (Nasdaq: TIGO) since 2015 and Radware Ltd. (Nasdaq: RDWR) since September 2020. Mr. Stern previously served from 2015 to 2018 as the chairman of the board of directors of SodaStream International Ltd., a U.S. public company until its sale to Pepsico in 2018, and as a member of the board of directors of the following public and private companies, for which he no longer serves as a director: Given Imaging Ltd., Fundtech Inc., Tucows, Inc. (chairman), Polypid Ltd., Odimo, Inc, and Ekso Bionics Holdings, Inc. (lead Independent director).

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

Joseph Tenne has served as one of our directors since June 2003. Mr. Tenne serves as a director of MIND CTI Ltd. (NASDAQ: MNDO), OPC Energy Ltd. (TASE: OPCE), Sapir Corp Ltd. (TASE: SPIR), Electreon Wireless Ltd. (TASE: ELWS) and Tarya Israel Ltd. (TASE: TRA). Mr. Tenne served as a financial executive at Itamar Medical Ltd. (NASDAQ and TASE: ITMR, (until December 2021)) from May 2017 to August 2023. From August 2014 to April 2017, Mr. Tenne served as the Vice President Finance and Chief Financial Officer of Itamar Medical Ltd. From March 2005 until April 2013, Mr. Tenne served as the Chief Financial Officer of Ormat Technologies, Inc. (NYSE and TASE: ORA). From 2003 to 2005, Mr. Tenne was the Chief Financial Officer of Treofan Germany GmbH & Co. KG, a German company. From 1997 until 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel (PwC Israel) and a member of PricewaterhouseCoopers International Limited. Mr. Tenne holds a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

Shai Levy has served as one of our directors since October 2023. Mr. Levy holds the position of President Strategic Business as well as several other roles with the Amdocs group (NYSE: DOX). Mr. Levy has over 23 years of experience in the telecommunications industry. At Amdocs, Mr. Levy held multiple positions, ranging from General Manager of Amdocs Israel, managing customers and customer division in North America, Amdocs competency centers, Amdocs managed service division and more. Prior to joining Amdocs, Mr. Levy held the position of CFO and controller in several Israeli based companies. Mr. Levy holds an M.B.A., B.A. in economics and an additional B.A. in accounting, all from Tel Aviv University.

Doron Nevo has served as one of our directors since 2000. Mr. Nevo was co-Founder and CEO of MultiVu, a 3D imaging company, from 2019 to 2023. From 2001 to 2018, Mr. Nevo was co-Founder, President and CEO of KiloLambda Technologies. From 1999 to 2001, Mr. Nevo was involved in fund raising activities for Israeli-based startup companies. From 1996 to 1999, Mr. Nevo served as President and CEO of NKO, Inc. Mr. Nevo established NKO in early 1995 as a startup subsidiary of Clalcom, Ltd. NKO designed and developed a full scale, carrier grade, IP telephony system platform and established its own IP network. From 1992 to 1996, Mr. Nevo was President and CEO of Clalcom Ltd. Mr. Nevo established Clalcom in 1992 as a telecom service provider in Israel. He also serves as a director of Hadasit Bio-Holdings (TASE: HBL) and of several private companies. Mr. Nevo holds a B.Sc. in Electrical Engineering from the Technion – Israel Institute of Technology and an M.Sc. in Telecommunications Management from Brooklyn Polytechnic.

Zehava Simon was appointed as a director in February 2014. Ms. Simon served as a Vice President of BMC Software Inc. from 2000 until September 2013, most recently as Vice President, Corporate Development. From 2002 to 2011, Ms. Simon served as Vice President and General Manager of BMC Software in Israel. Prior to joining BMC Software, Ms. Simon held a number of executive positions at Intel Corporation. In her last position at Intel, she led Finance and Operations and Business Development for Intel in Israel. Ms. Simon has served as a board member of various companies, including Tower Semiconductor from 1999-2004, M-Systems from 2005-2006, InSightec from 2005-2012 and Amiad Water System Ltd. from 2014-2020. Ms. Simon is also a board member at Nova Measuring Instruments Ltd. (NASDAQ: NVMI) and NICE Ltd. (NASDAQ: NICE). Ms. Simon holds a bachelor’s degree in Social Sciences from the Hebrew University, a law degree (LL.B.) from the Interdisciplinary Center in Herzlia and a master’s degree in Business and Management from Boston University.

Shira Fayans Birenbaum was appointed as a director in March 2022. Ms. Shira Fayans Birenbaum currently holds the position of a board member at several publicly traded and private international companies including POMVOM Ltd. (TASE: PMVM), AnyVision Interactive (OOSTO) Ltd., RiskQ Ltd. N.Y and Anan Datacenter Solutions Ltd, as an advisory board member. Ms. Fayans Birenbaum has 25 years of experience as a Board Member serving in all committees in publicly traded companies such as technology, investment houses, banks, insurance, real estate, manufacturers, semiconductor and educational institutions. In the years 2014-2019, Ms. Fayans Birenbaum held the position of COO and CMO of Microsoft Israel (NASDAQ: MSTF) leading Digital Transformation, and in 2021-2022 held the position of President Global of CYMPIRE lTD. Ms. Fayans Birenbaum has extensive experience in Executive C Level positions in her previous roles. Ms. Fayans Birenbaum holds an MBA and BA both from Tel Aviv University and Marketing management certification studies from The College of Management Academic Studies.

B.	COMPENSATION

The table and summary below outline the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2023. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, discretionary and non-equity incentive bonuses, share-based compensation, payments accrued or paid in connection with retirement or termination of employment, and personal benefits and perquisites such as car, phone and social benefits paid to or earned by each Covered Executive during the year ended December 31, 2023.

			Share-Based	All Other
			Compensation	Compensation
Name and Principal Position	Salary	Bonus (1)	(2)	(3)	Total
Shabtai Adlersberg – President and CEO	$358,403	$578,420	$2,091,942	$185,086	$3,213,852
Lior Aldema – CBO	$258,023	$144,605	$1,167,613	$95,769	$1,666,010
Ofer Nimtsovich – COO	$215,042	$99,256	$802,116	$90,576	$1,206,990
Niran Baruch – VP Finance and CFO	$220,843	$144,605	$722,331	$77,426	$1,165,205
Yehuda Herscovici – VP Products	$210,772	$43,011	$651,703	$72,765	$978,250
(1)	Amounts reported in this column represent annual incentive bonuses granted to the Covered Executives based on performance-metric formulas set forth in their respective employment agreements.
(2)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2023, with respect to share-based compensation granted to the Covered Executive.

(3)	Amounts reported in this column include personal benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the respective Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (referred to in Hebrew as “Keren Hishtalmut”), pension, severance, vacation, car or car allowance, medical insurance and benefits, risk insurance (e.g., life insurance or work disability insurance), telephone expense reimbursement, convalescence or recreation pay, relocation reimbursement, payments for social security, and other personal benefits and perquisites consistent with our guidelines. All amounts reported in the table represent incremental cost to us.

The aggregate direct remuneration paid during the year ended December 31, 2023 to the 16 persons who served in the capacity of director, senior executive officer or key employee during 2023 was approximately $4.3 million, including approximately $0.5 million which was set aside for pension and retirement benefits. The compensation amounts do not include amounts expended by us for automobiles made available to our officers, expenses (including business, travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

We currently pay each of our non-employee directors an annual fee of approximately $39,600 and a fee of $1,190 for each board meeting or committee meeting attended. In the event that a director attends a meeting by phone, or a resolution is adopted by written consent, then the fee is reduced to 60% and 50% of the regular meeting fee, respectively. Such fees are in accordance with the rates prescribed by the Israeli Companies Law Regulation for fees of outside directors. Only directors who are not officers receive compensation for serving as directors. Our director, Mr. Adlersberg, who also serves as our President and Chief Executive Officer do not receive board meeting fees. Instead, Mr. Shabtai Adlersberg receives compensation in accordance with the terms of his respective employment agreement.

Upon election or reelection to the board of directors for a term of three years, each non-employee director is granted 7,500 restricted share units, or RSUs, each year that vest over a three-year period from the grant date.

Options to purchase our ordinary shares granted under our 2008 Equity Incentive Plan to persons who served in the capacity of director or executive officer are generally exercisable at the fair market value at the date of grant and expire seven years from the date of grant. The options generally vest in four equal annual installments, commencing one year from the date of grant.

A summary of our stock option and RSU activity and related information for the years ended December 31, 2023, 2022 and 2021 for the persons who served in the capacity of director, senior executive or key employee officer during those years is as follows:

	Year Ended December 31,
	2023		2022		2021
	Number	Weighted	Number	Weighted	Number	Weighted
	of	Average	of	Average	of	Average
	Options and	Exercise	Options and	Exercise	Options and	Exercise
	RSUs	Price	RSUs	Price	RSUs	Price
Outstanding at the beginning of the year	894,897	$2.69	984,838	$3.17	1,209,768	$3.97
Granted	287,500	$0.00	315,150	$0.00	293,735	$0.00
Cancelled	—		—		(26,250)
Options exercised / RSUs vested	(367,887)	$1.91	(405,091)	$3.19	(492,415)	$3.19
Outstanding at the end of the year	814,510	$2.09	894,897	$2.69	984,838	$3.17

As of December 31, 2023, options to purchase 138,000 ordinary shares were exercisable by the 15 persons who served as an officer or director during the year ended December 31, 2023 at an average exercise price of $11.64 per share. As of December 31, 2023, the 16 persons who served as an officer, director or key employee during the year ended December 31, 2023 held an aggregate of 618,385 RSUs.

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

Independent Directors

Under the requirements for listing on the Nasdaq Global Select Market, a majority of our directors are required to be independent as defined by Nasdaq rules. Doron Nevo, Shai Levy, Zehava Simon, Stanley Stern, Joseph Tenne and Shira Fayans Birenbaum qualify as independent directors under the applicable SEC and Nasdaq rules, as well as under the Companies Law.

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

In addition, no individual may serve as an outside director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an outside director or are likely to interfere with his or her ability to serve as a director. Until the lapse of two years from the termination of office, the company, a controlling shareholder and entities under the company’s control may not grant the outside director or any of his or her relatives, directly or indirectly, any benefit, or engage the outside director or his or her relatives as an office holder of the company, of a controlling shareholders or of an entity under the company’s control, and may not employ or receive services from the outside director or any of his or her relatives, either directly or indirectly, including through a corporation controlled by that person. The restriction on a relative that is not the spouse or child of the outside director is limited to one year from the termination of office instead of two years. Pursuant to the Companies Law, at least one of the outside directors appointed by a publicly traded company must have “financial and accounting expertise.” The other outside directors are required to possess “financial and accounting expertise” or “professional expertise,” as these terms are defined in regulations promulgated under the Companies Law. Joseph Tenne is designated as the “audit committee financial expert” as that term is defined in the rules promulgated by the SEC.

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

Audit Committee

Under the Companies Law and the requirements for listing on the Nasdaq Global Select Market, our board of directors is required to appoint an audit committee. Our audit committee must be comprised of at least three directors, including all of the outside directors (one of whom must serve as the chair of the audit committee), and a majority of the committee members must comply with the director independence requirements prescribed by the Companies Law. The audit committee consists of: Doron Nevo, Shai Levy, Joseph Tenne and Shira Fayans Birenbaum with Doron Nevo serving as the chairman of the audit committee. Our board of directors has determined that Joseph Tenne is an “audit committee financial expert” as defined in SEC rules and that all members of the audit committee are independent under the applicable SEC rules, Nasdaq rules and provisions of the Companies Law.

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

Nominating Committee

Nasdaq rules require that director nominees be selected or recommended for the board’s selection either by a committee composed solely of independent directors or by a majority of independent directors. Our nominating committee assists the board of directors in its selection of individuals as nominees for election to the board of directors and/or to fill any vacancies or newly created directorships on the board of directors. The nominating committee consists of Doron Nevo, Shai Levy, Joseph Tenne and Zehava Simon, with Doron Nevo serving as the chairman of the nominating committee. All members of the nominating committee are independent under the applicable Nasdaq rules and provisions of the Companies Law.

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

The compensation committee consists of Doron Nevo, Shai Levy, Joseph Tenne and Zehava Simon, with Doron Nevo serving as the chairman of the compensation committee. All members of the compensation committee are independent under the applicable SEC rules, Nasdaq rules and provisions of the Companies Law.

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

Board Classes

Pursuant to our articles of association, our directors, other than our outside directors, are classified into three classes (classes I, II and III). The members of each class of directors and the expiration of his or her current term of office are as follows:

Zehava Simon	Class I	2025
Shai Levy	Class I	2025
Shira Fayans Birenbaum	Class II	2026
Joseph Tenne	Class II	2026
Shabtai Adlersberg	Class III	2024
Stanley B. Stern	Class III	2024

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

D.	EMPLOYEES

We had the following number of employees as of December 31, 2023, 2022 and 2021 in the departments set forth in the table below:

	As of December 31,
	2023	2022	2021
Research and development	330	339	316
Sales and marketing, technical service and support	489	495	443
Operations	86	88	84
Management and administration	45	44	42
	950	966	885

Our employees were located in the following areas as of December 31, 2023, 2022 and 2021.

	As of December 31,
	2023	2022	2021
Israel	489	491	456
United States	188	200	182
Europe	103	108	96
Eastern Asia	140	136	127
Latin America	30	31	24
	950	966	885

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

Our employees in Israel are subject to certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists Associations) by order of the Israeli Minister of Economy and Industry. These provisions principally concern cost of living increases, recreation pay and other conditions of employment. We generally provide our employees with benefits and working conditions above the required minimums. Our employees, as a group, are not currently represented by a labor union. To date, we have not experienced any work stoppages.

Pursuant to an order issued by the Israeli Minister of Economy and Industry, provisions relating to pension arrangements in the collective bargaining agreements between the Histadrut and the Coordination Bureau of Economic Organizations apply to all employees in Israel, including our employees in Israel. We regularly contribute to a “Manager’s Insurance Fund” or to a privately managed pension fund on behalf of our employees located in Israel. These funds provide employees with a lump sum payment upon retirement (or a pension, in case of a pension fund) and severance pay, if legally entitled thereto, upon termination of employment. We provide for payments to a Manager’s Insurance Fund and pension fund contributions in the amount of 14.83% of an employee’s salary on account of severance pay and provident payment or pension, with the employee contributing 6.0% of his salary. We also pay an additional amount of up to 2.5% of certain of our employees’ salaries in connection with disability payments. In addition, we administer an Education Fund for our Israeli employees and pay 7.5% of these employees’ salaries thereto, with the employees contributing 2.5% of their salary.

E.	SHARE OWNERSHIP

The following table sets forth the share ownership of our directors and officers as of March 20, 2024 and the outstanding number of options and RSUs held by them that vest within 60 days of March 20, 2024.

	Total	Percentage
	Shares	of	Number of
	Beneficially	Ordinary	Options and
Name	Owned	Shares	RSUs

Shabtai Adlersberg	4,600,253	15.2%	105,000
Stanley B. Stern	*	*	*
Niran Baruch	*	*	*
Lior Aldema	*	*	*
Ofer Nimtsovich	*	*	*
Yair Hevdeli	*	*	*
Eyal Frishberg	*	*	*
Yehuda Herscovici	*	*	*
Tal Dor	*	*	*
Shaul Weissman	*	*	*
Joseph Tenne	*	*	*
Shai Levy	*	*	*
Doron Nevo	*	*	*
Zehava Simon	*	*	*
Shira Fayans Birenbaum	*	*	*

*Represented less than one percent.

Our officers and directors have the same voting rights as our other shareholders.

The following table sets forth information with respect to the options to purchase our ordinary shares held by Mr. Adlersberg as of March 20, 2024.

Number of		Exercise
Options	Grant Date	Price	Exercised	Cancelled	Vesting	Expiration Date
15,000	December 14, 2017	$7.13	—	—	4 years	December 14, 2024
15,000	March 14, 2018	$7.56	—	—	4 years	March 14, 2025
15,000	June 14, 2018	$7.33	—	—	4 years	June 14, 2025
15,000	September 14, 2018	$10.59	—	—	4 years	September 14, 2025
15,000	December 14, 2018	$10.66	—	—	4 years	December 14, 2025
15,000	March 14, 2019	$13.27	—	—	4 years	March 14, 2026
15,000	June 14, 2019	$15.93	—	—	4 years	June 14, 2026

The following table sets forth information with respect to the RSUs granted to Mr. Adlersberg as of March 20, 2024. These RSUs vest quarterly over a four-year period from the date of grant, subject to his continuing service to us.

Number of
RSUs	Grant Date	Issued
80,000	September 14, 2020	70,000
80,000	September 14, 2021	50,000
80,000	September 14, 2022	30,000
80,000	September 14, 2023	10,000

Employee Share Plans

We have an Equity Incentive Plan for the granting of options, RSUs and restricted shares to our employees, officers, directors and consultants. Our 2008 Equity Incentive Plan is pursuant to Israeli Income Tax Ordinance (New Version), 1961, or the Israeli Income Tax Ordinance, entitling the beneficiaries who are our employees to tax benefits under Israeli law. There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee for each of the beneficiaries who is granted options. For tax benefits each option, and any ordinary shares acquired upon the exercise of the option, must be held by the trustee at least for a period commencing on the date of grant and ending no later than 24 months after the date of grant, in accordance with the period of time specified by Section 102 of the Israeli Income Tax Ordinance, or Section 102, and deposited in trust with the trustee.

2008 Equity Incentive Plan

We adopted an equity incentive plan under Section 102, which provides certain tax benefits in connection with share-based compensation to employees, officers and directors. This plan, our 2008 Equity Incentive Plan, was approved by the Israel Tax Authority.

Under our equity incentive plan, we may grant our directors, officers and employees restricted shares, restricted share units and options to purchase our ordinary shares under Section 102. We may also grant other persons awards under our equity incentive plan. However, such other persons (controlling shareholders and consultants) will not enjoy the tax benefits provided by Section 102. The total number of ordinary shares that were originally available for grant under the 2008 Plan was 2,009,122, which was increased to 4,009,122 in 2010, 6,009,122 in 2013, 8,009,122 in 2016, 10,009,122 in 2019 and 12,009,122 in 2022. This number is reduced by one share for each equity grant we make under the 2008 Plan. During 2023, options to purchase 20,000 ordinary shares and 589,042 restricted share units were granted under the 2008 Plan. As of December 31, 2023, 1,729,170 ordinary shares remained available for grant under the 2008 Plan. As of December 31, 2023, there are 265,300 options to purchase ordinary shares and 1,231,879 restricted share units outstanding under the plan.

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

The holders of options under all of the plans are responsible for all personal tax consequences relating to the options. The exercise prices of the options are based on the fair value of the ordinary shares at the time of grant, as determined by our board of directors. The current practice of our board of directors is to grant options with exercise prices that equal 100% of the closing price of our ordinary shares on the applicable date of grant.

F.	DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

To our knowledge, (A) we are not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government and (B) there are no arrangements, the operation of which may at a subsequent date result in a change in control of AudioCodes. The following table sets forth, as of March 20, 2024, the number of our ordinary shares, which constitute our only outstanding voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding ordinary shares, and (ii) all of our directors and senior executive officers as a group.

Identity of Person or	Amount	Percent of
Group	Owned	Class(8)
Shabtai Adlersberg(1)	4,705,253	15.5%
Leon Bialik(2)	2,311,704	7.6%
Senvest Management, LLC(3)	2,543,368	8.4%
Morgan Stanley Capital Services LLC and Morgan Stanley(4)	1,885,616	6.2%
William Blair Investment Management, LLC(5)	1,536,371	5.1%
All directors and senior executive officers as a group (15 persons)(6)	4,918,027	16.2%
(1)	The information is derived from a statement on Schedule 13G/A of Shabtai Adlersberg filed with the SEC on February 5, 2024. Includes options to purchase 105,000 shares exercisable within 60 days of March 20, 2024.
(2)	The information is derived from a statement on Schedule 13G/A of Leon Bialik filed with the SEC on January 25, 2024.
(3)	The information is derived from a statement on Schedule 13G/A of Senvest Management, LLC filed with the SEC on February 9, 2024.
(4)	The information is derived from a statement on Schedule 13G of Morgan Stanley Capital Services LLC and Morgan Stanley filed with the SEC on February 9, 2024.

(5)	The information is derived from a statement on Schedule 13G/A of William Blair Investment Management, LLC filed with the SEC on February 12, 2024.
(6)	Includes 131,250 ordinary shares which may be purchased pursuant to options exercisable within 60 days following March 20, 2024 and 28,510 ordinary shares issuable pursuant to restricted share units that vest within 60 days of March 20, 2024.
(7)	This percentage calculation is rounded to the nearest tenth and based on 30,324,284 outstanding shares as of March 20, 2024 (which does not include treasury shares outstanding as of March 20, 2024).

Mr. Adlersberg held approximately 15.0% of our ordinary shares as of December 31, 2023, as compared to 14.0% of our ordinary shares as of December 31, 2022, and 14.1% of our ordinary shares as of December 31, 2021.

Mr. Bialik held approximately 7.6% of our ordinary shares as of December 31, 2023, as compared to 7.4% of our ordinary shares as of December 31, 2022, and 7.6% of our ordinary shares as of December 31, 2021.

Morgan Stanley and Morgan Stanley Capital Services LLC collectively held 6.2% of our ordinary shares as of December 31, 2023. Neither Morgan Stanley nor Morgan Stanley Capital Services LLC filed a statement on Schedule 13G/A (with respect to its ownership in the Company) for the year ended December 31, 2022. However, Morgan Stanley and Morgan Stanley Capital Services LLC collectively held approximately 4.6% of our ordinary shares as of December 31, 2021.

The Phoenix Holdings Ltd. held approximately 5.3% of our ordinary shares as of December 31, 2023, as compared to 5.5% of our ordinary shares as of December 31, 2022, and 5.1% of our ordinary shares as of December 31, 2021.

William Blair Investment Management, LLC held approximately 5.0% of our ordinary shares as of December 31, 2023, as compared to 5.2% of our ordinary shares as of December 31, 2022. William Blair did not file a statement on Schedule 13G (with respect to its ownership in the Company) for the year ended December 31, 2021.

Copeland Capital Management, LLC did not file a statement on Schedule 13G/A (with respect to its ownership in the Company) for the years ended December 31, 2023 or December 31, 2022. Copeland Capital Management, LLC held approximately 5.1% of our ordinary shares as of December 31, 2021.

Senvest Management, LLC held approximately 8.3% of our ordinary shares as of December 31, 2023. Senvest Management, LLC did not file a statement on Schedule 13G (with respect to its ownership in the Company) for the years ended December 31, 2022 or December 31, 2021.

As of March 20, 2024, there were approximately four holders of record of our ordinary shares in the United States, although we believe that the number of beneficial owners of the ordinary shares is significantly greater. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

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

Share Capital

Our authorized share capital consists of NIS 1,025,000 divided into 100,000,000 ordinary shares, nominal value NIS 0.01 per share, and 2,500,000 preferred shares, nominal value NIS 0.01 per share. As of March 20, 2024, we had 30,324,284 ordinary shares outstanding (which does not include 34,406,682 treasury shares) and no preferred shares outstanding.

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

Dividends

Under the Companies Law, a company may make “distributions”, as such term is defined in the Companies Law (which definition includes the payment of dividends and a company’s repurchase of its outstanding shares) only out of its profits as determined for statutory purposes, unless court approval is granted for such despite the lack of statutory profits. There is a unified statutory test for the payment of dividends and a company’s repurchase of its outstanding shares. In 2023, we received court approval to pay dividends (and repurchase our shares) up to certain ceilings, despite the lack of statutory profits. The current approval is valid until June 18, 2024. We may seek further approvals to repurchase our shares and to continue to pay dividends. As we are a Nasdaq-listed company, court approval is not required for our repurchase of our shares, provided that we notify our creditors of the proposed repurchase and allow such creditors an opportunity to initiate a court proceeding to review the repurchase. If within 30 days such creditors do not file an objection, then we may proceed with the repurchase. In each case, we are only permitted to make the distribution if our board of directors and, if applicable, the court, determines there is no reasonable concern that such distribution will prevent us from satisfying our existing and foreseeable obligations as they become due. The amount of any dividend to be distributed among shareholders is based on the nominal value of their shares.

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

The creation or issuance of shares of any class, including a new class, shall not be deemed to alter the rights and privileges attached to previously issued shares of that class or of any other class (unless otherwise provided by our articles of association, including the terms of issue of the shares of any class).

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

The board of directors may, whenever it thinks fit, convene a special shareholders meeting. The board of directors must convene a special shareholders meeting at the request of:

●	at least two directors;
●	at least one-quarter of the directors in office; or

●	one or more shareholders who hold at least 10% of the outstanding share capital and at least 1% of the voting rights, or one or more shareholders who hold at least 10% of the outstanding voting rights.

Notice of General Meetings; Omission to Give Notice

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

In August 2023 our board of directors approved certain amendments to our compensation policy in order to adopt a clawback policy, or the Clawback Policy, which is administered by our compensation committee and was adopted in compliance with Section 10D of the Exchange Act and applicable rules of the Nasdaq Global Select Market. The Clawback Policy, which was additionally approved by our shareholders on October 24, 2023 in connection with our 2023 Annual General Meeting of Shareholders, requires the return of incentive compensation paid to our executive officers in the case of certain restatements of our financial statements under the rules of the Nasdaq Global Select Market. A copy of the Clawback Policy is included as Exhibit 97.1 to this Annual Report.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income. Taxable income of a company is subject to a corporate tax rate of 23% effective from January 1, 2018. However, the effective tax rate payable by a company that qualifies as an Industrial Company that derives income from a Preferred Technological Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

Law for the Encouragement of Capital Investments, 1959, or the Investment Law

The Investment Law provides certain incentives for capital investments in production facilities (or other eligible assets) by “Industrial Enterprises” (as defined under the Investment Law).

The Investment Law was significantly amended effective April 1, 2005, or the 2005 Amendment, and further amended as of January 1, 2011, or the 2011 Amendment, and January 1, 2017, or the 2017 Amendment. The 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011, were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead irrevocably to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment was designed to accommodate the implementation of the “Nexus Principles” (based on OECD guidelines published as part of the Base Erosion and Profit Shifting, or BEPS, project).

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

We are eligible for tax benefits as a Preferred Technological Enterprise mentioned above and the changes in the tax rates relating to Preferred Technological Enterprises were taken into account in the computation of deferred taxes as of December 31, 2023.

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

However, the amount of such deductible expenses shall be reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Under these research and development deduction rules, no deduction is allowed for any expense invested in an asset depreciable under the general depreciation rules of the Israeli Income Tax Ordinance. Expenditures not so approved are deductible over a three-year period in equal amounts if the research and development is for the promotion or development of the company.

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

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents (whether individuals or corporations) generally will be subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not).

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

Surtax

Individuals who are subject to tax in Israel (whether or not Israeli residents) are subject to a surtax at a rate of 3% of annual taxable income in excess of NIS 721,560 (for the 2024 tax year, which amount is linked to the annual change in the Israeli consumer price index), including, but not limited to, dividends, interest and capital gain.

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

Dividends received with respect to our ordinary shares will constitute “portfolio income” for purposes of the limitation on the deductibility of passive activity losses and, therefore, generally may not be offset by passive activity losses. Dividends received with respect to our ordinary shares also generally will be treated as “investment income” for purposes of the investment interest deduction limitation contained in Section 163(d) of the Code, and generally as foreign-source passive income for U.S. foreign tax credit purposes. Subject to certain limitations, U.S. Holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability for any Israeli income tax withheld from distributions with respect to our ordinary shares which constitute dividends under U.S. income tax law. A U.S. Holder that does not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld, but only if the U.S. Holder elects to do so with respect to all foreign income taxes in such year. If a refund of the tax withheld is available under the applicable laws of Israel or under the Israel-U.S. income tax treaty, the amount of tax withheld that is refundable will not be eligible for such credit against your U.S. federal income tax liability (and will not be eligible for the deduction against your U.S. federal taxable income). In addition, special rules may apply to the computation of foreign tax credits relating to “qualified dividend income,” as defined above. The calculation of foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign income taxes, the availability of deductions involves the application of complex rules that depend on a U.S. Holder’s particular circumstances. U.S. Holders are urged to consult their own tax advisors regarding the availability to them of foreign tax credits or deductions in respect of any Israeli tax withheld or paid with respect to any dividends which may be paid with respect to our ordinary shares, including limitations pursuant to the U.S.-Israel income tax treaty.

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

There is no definitive method prescribed in the Code, U.S. Treasury Regulations or relevant administrative or judicial interpretations for determining the value of a publicly traded foreign corporation’s assets for purposes of the Asset Test. The legislative history of the U.S. Taxpayer Relief Act of 1997, or the 1997 Act, indicates that for purposes of the Asset Test, “the total value of a publicly traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities.” It is unclear whether other valuation methods could be employed to determine the value of a publicly traded foreign corporation’s assets for purposes of the Asset Test.

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

If we are treated as a PFIC for U.S. federal income tax purposes for any year during a U.S. Holder’s holding period of our ordinary shares and the U.S. Holder does not make a QEF Election or a “mark-to-market” election (both as described below), the U.S. Holder would be subject to the following rules:

(i)	the U.S. Holder would be required to (a) report as ordinary income any “excess distributions” (as defined below) allocated to the current tax year and any period prior to the first day of the first tax year in which we were a PFIC, (b) pay tax on amounts allocated to each prior tax year in which we were a PFIC at the highest rate for individuals or corporations as appropriate in effect for such prior year, and (c) pay an interest charge on the tax due for prior tax years in which we were a PFIC at the rate applicable to deficiencies of U.S. federal income tax. “Excess distributions” with respect to any U.S. Holder are amounts received by such U.S. Holder with respect to our ordinary shares in any tax year that exceed 125% of the average distributions received by such U.S. Holder from us during the shorter of (i) the three previous years, or (ii) such U.S. Holder’s holding period of our ordinary shares before the then-current tax year. Excess distributions must be allocated ratably to each day that a U.S. Holder has held our ordinary shares; and
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

ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to financial market risk associated with changes in foreign currency exchange rates. To mitigate these risks, we use derivative financial instruments. The majority of our revenues and expenses are generated in dollars. A portion of our expenses, however, is denominated in NIS. In order to protect ourselves against the volatility of future cash flows caused by changes in foreign exchange rates, we use currency forward contracts and currency options. We usually hedge the part of our forecasted expenses denominated in NIS. If our currency forward contracts and currency options meet the definition of a hedge, and are so designated, changes in the fair value of the contracts will be offset against changes in the fair value of the hedged assets or liabilities through earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change. Our hedging program reduces, but does not eliminate, the impact of foreign currency rate movements and due to the general economic slowdown along with the devaluation of the dollar, our results of operations may be adversely affected. Without taking into account the mitigating effect of our hedging activity, a 10% decrease in the dollar exchange rates in effect for the year ending December 31, 2023 would cause a decrease in net income of approximately $8.1 million.

ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Our original Articles of Association and Memorandum of Association were adopted prior to the enactment of the Companies Law and were only amended on limited occasions since adoption. In light of changes in the business and legal environment that occurred since such time, in August 2020, our Board of Directors approved, and in September 2020 our shareholders approved, our Amended and Restated Articles of Association and Amended and Restated Memorandum of Association, which amended and restated our prior Articles of Association and Memorandum of Association in their entirety. The description of the amendments, set forth in our proxy statement filed as Exhibit 99.1 to our Form 6-K filed with the SEC on August 13, 2020, is incorporated herein by reference, and the Amended and Restated Articles of Association and Amended and Restated Memorandum of Association are incorporated by reference as Exhibits 1.1 and 1.2 to this Annual Report.

ITEM 15.      CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our President and Chief Executive Officer and our Vice President Finance and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in 13a-15(e) under the Exchange Act) as of December 31, 2023. Based on this evaluation, our President and Chief Executive Officer and Vice President Finance and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were (i) designed to ensure that material information relating to us, including our consolidated subsidiaries, is made known to our management, including our President and Chief Executive Officer and Vice President Finance and Chief Financial Officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared and (ii) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the framework for Internal Control – Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on our assessment under that framework and the criteria established therein, our management concluded that the company’s internal control over financial reporting were effective as of December 31, 2023.

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

ITEM 16.C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost Forer Gabbay & Kasierer, a member of EY Global, has served as our independent public accountants for each of the years in the three-year period ended December 31, 2023. The following table presents the aggregate fees for professional audit services and other services rendered by Kost Forer Gabbay & Kasierer in 2023 and 2022.

	Year Ended December 31,
	(Amounts in thousands)
	2023	2022
Audit Fees	$488	$524
Tax Fees	68	194
Total	$556	$718

Audit Fees consist of fees billed for the annual audit of the company’s consolidated financial statements and the statutory financial statements of the company. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include services rendered for the integrated audit over internal controls as required under Section 404 of the Sarbanes-Oxley Act applicable in 2023 and 2022, the provision of consents and the review of documents filed with the SEC.

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

During 2023 and 2022, no services provided to AudioCodes by Kost Forer Gabbay & Kasierer were approved by the audit committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. We approve all such compensation by the audit committee.

ITEM 16.D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2023, we repurchased an aggregate of 1,794,931 of our ordinary shares for an aggregate consideration of approximately $18.3 million, as set forth below:

				(d)
				Approximate
				dollar
			(c) Total	Value of
		(b)	Number of	Shares
		Average	Ordinary	That
	(a) Total	Price	Shares	May Yet be
	Number of	Paid	Purchased as	Purchased
	Ordinary Shares	per	Part	under
	Purchased	Ordinary Share ($)	of Publicly	the Program
Period	(1)	(2)	Announced Program	($)
January 1 - January 31, 2023	—	—	—	25,000,000
February 1 - February 28, 2023	—	—	—	25,000,000
March 1 - March 31, 2023(3)	—	—	—	18,282,168
April 1 - April 30, 2023	—	—	—	18,282,168
May 1 - May 31, 2023	59,477	8.63	59,477	18,767,108
June 1 - June 30, 2023	259,414	9.26	259,414	24,728,171
July 1 - July 31, 2023	181,109	9.82	181,109	22,943,889
August 1 - August 31, 2023(4)	223,712	10.51	223,712	14,905,978
September 1 - September 30, 2023	475,636	10.28	475,363	10,000,000
October 1 - October 31, 2023	300,652	9.52	300,652	7,130,200
November 1 - November 30, 2023	90,389	11.05	90,389	6,128,381
December 1 - December 31, 2023	204,542	11.77	204,542	19,244,603
Total in 2023	1,794,931	10.14	1,794,931	19,244,603
(1)

In January 2023, we received court approval in Israel to repurchase up to $25.0 million of our ordinary shares, and in each of June and December 2023, the court approved an additional $25.0 and $20.0 million, respectively. Each of the approvals received in 2023 allowed us to use the approved amounts for share repurchases or cash dividends. The Israeli court generally limits its approval to six months from the date of application. Consequently, although the program does not have a set end date, it requires renewal each six months by submitting new court application based on the then prevailing facts. No shares were repurchased during 2023 other than through the repurchase program.

(2)	Excluding commissions.
(3)	In March 2023, we paid a cash dividend in the aggregate amount of $5.7 million.

(4)In August 2023, we paid a cash dividend in the aggregate amount of $5.7 million.

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

ITEM 16.I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16.J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16.K. CYBERSECURITY

Risk management and strategy

We have a cybersecurity program for assessing, identifying, and managing material risks from cybersecurity threats, and we monitor the prevention, detection, mitigation and remediation of cybersecurity incidents, as applicable. We believe our cybersecurity program is reasonably designed to materially protect the security of our data and the data in our possession. Our policies and procedures address security governance, security awareness and training, access management, vulnerability management, penetration testing, security monitoring and incident response. In addition, our employees regularly undergo continuing cybersecurity training, and employees in higher-risk functions receive additional training and cybersecurity awareness education. Audits, cybersecurity simulations and employee testing results indicate that our program is effective in protecting our information. We also engage regularly with third parties to evaluate the strength of our program through penetration testing, vulnerability testing and mock phishing campaigns to identify and mitigate risks. We have policies and processes to govern third-party access and reduce the risks associated with such access. In general, we seek to address cybersecurity risks through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, security and availability of the information that we collect and store by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.

AudioCodes’ risk management and strategy is based on the following principles:

●	Risk management is a continuous, cyclical process that involves six steps: (1) establishing context; (2) identifying and describing risks; (3) quantifying and assessing risks; (4) taking action to control risks; (5) monitoring and reviewing risks; (6), and communicating and consulting about risks; and
●	Risk management is a key organizational responsibility that aims to identify and control all risks that might have an impact on the organization's objectives, its employees, and the people it interacts with.

●	Risk management is a good management practice and central to the effective running of the organization. AudioCodes will seek to ensure that any decisions made on behalf of the organization are taken with due consideration of the effective management of risks.
●	Risk management is supported by an annual external audit and review of governance, risk management, and internal controls, as well as regular internal audits and reports.
●	AudioCodes shall seek to implement the information security controls as detailed in its work plan and risk assessment table.
●	AudioCodes has assigned clear roles and responsibilities for risk management to its senior management, the CISO, its employees and its contractors.

Our systems face cybersecurity risks, and although such risks have not to date materially affected, and we do not believe they are reasonably likely to materially affect, us, our business strategy, results of operations or financial condition, we may, from time to time, experience threats to and security incidents related to our data and systems. We can provide no assurance that we will not experience any material cybersecurity threats or incidents in the future. See Item 3.D, “Key Information – Risk Factors – A data security or privacy breach could adversely affect our business and services.”

Corporate governance

Under the ultimate direction of our Chief Information Officer, or the CIO, our CIO has primary responsibility for day-to-day management of our cybersecurity risk management program, including leading a dedicated team of technology professionals to monitor cybersecurity risks on behalf of AudioCodes. Our IT department, led by our CIO, is responsible for assessing potential vulnerabilities and exposures to cybersecurity threats, implementing controls and measures designed to mitigate these risks, and regularly monitoring and updating these measures as appropriate to adapt to evolving cybersecurity threats. Our current CIO possesses approximately 10 years of experience with information technology and cybersecurity risk management.

As part of our board of directors enterprise risk management process, our board of directors has responsibility for oversight of cybersecurity risk management. Our board of directors has delegated to the audit committee of our board of directors oversight of our cybersecurity risk management program, which, pursuant to the audit committee charter, includes reviewing our cybersecurity and other information technology risks, controls and procedures, including our plans to mitigate cybersecurity risks and to respond to data breaches. Our internal auditor provides periodic reports to the audit committee covering cybersecurity and other information technology risks affecting us. In the event of a cybersecurity incident, we have implemented a process in which our CIO would report such incident to our board of directors if the incident is determined to present critical risk to us.

AudioCodes’ senior management has the ultimate responsibility for the implementation of its risk management policy and risk management process on a day-to-day basis. Senior management is accountable for ensuring that the risk management policy is established, implemented, maintained and reviewed in accordance with the ISO 27001 standard and the organizational objectives. Senior management is also responsible for providing the necessary resources, support and guidance for the effective execution of the risk management process. In particular, AudioCodes’ senior management demonstrates leadership and commitment to the risk management policy and the risk management process by:

●	Establishing and communicating the risk appetite and the risk criteria for the organization;
●	Approving the risk management policy and ensuring its alignment with the information security policy and the Information Security Management System, or ISMS, manual;
●	Ensuring that the roles and responsibilities for the risk management process are clearly defined and assigned; and
●	Ensuring that the risk management process is integrated into the organizational processes and the ISMS manual.

●	Ensuring that the risk management process is monitored and reviewed regularly and that the results are reported and acted upon.
●	Ensuring that the risk management process is subject to internal and external audits and that the audit findings are addressed and resolved.
●	Security and privacy committee meets quarterly and discusses on open issues regarding cyber security and cyber risks.

PART III

ITEM 17.      FINANCIAL STATEMENTS

Not applicable.

ITEM 18.      FINANCIAL STATEMENTS

Reference is made to pages F-1 to F-41 of the financial statements attached hereto.

ITEM 19.      EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit		Incorporated by Reference
No.	Document	Form	File No.	Date Filed

1.1	Amended and Restated Memorandum of Association of Registrant.	6-K	000-30070	9/15/2020

1.2	Amended and Restated Articles of Association of Registrant.	6-K	000-30070	9/15/2020

2.1*	Description of Securities.

4.1	License Agreement between AudioCodes Ltd. and DSP Group, Inc., dated as of May 6, 1999.	F-1	333-10352	5/22/1999

4.2	Employment Agreement between AudioCodes Ltd. and Shabtai Adlersberg.	6-K	000-30070	11/12/2009

4.3	Amendment No. 1 to Employment Agreement between AudioCodes Ltd. and Shabtai Adlersberg.	6-K	000-30070	8/8/2013

4.4	Amendment No. 2 to Employment Agreement between AudioCodes Ltd. and Shabtai Adlersberg.	6-K	000-30070	8/8/2017

4.5	Amendment No. 3 to Employment Agreement between AudioCodes Ltd. and Shabtai Adlersberg.	6-K	000-30070	8/14/2019

4.6†	English Summary of Terms of Employment of Lior Aldema, as of March 2019.	20-F (2019)	000-30070	3/19/2020

4.7†	Building and Tenancy Lease Agreement, dated May 11, 2007, by and between Airport City Ltd. and AudioCodes Ltd.	20-F (2006)	000-30070	6/27/2007

4.8†	English Summary of Addendum, dated September 23, 2013, to Lease and Construction Agreement of November 14, 2000, between Airport City Ltd., as landlord and AudioCodes Ltd., as tenant.	6-K	000-30070	1/6/2014

4.9	AudioCodes Ltd. 2008 Equity Incentive Plan.	20-F (2008)	000-30070	6/30/2009

4.10	Amendment to AudioCodes Ltd. 2008 Equity Incentive Plan.	S-8	333-170676	11/18/2010

4.11	Amendment No. 2 to AudioCodes Ltd. 2008 Equity Incentive Plan.	S-8	333-190437	8/7/2013

4.12	Amendment No. 3 to AudioCodes Ltd. 2008 Equity Incentive Plan.	S-8	333-210438	3/29/2016

4.13	Amendment No. 4 to AudioCodes Ltd. 2008 Equity Incentive Plan.	S-8	333-230388	3/19/2019

4.14	Form of Insurance, Indemnification and Exculpation Agreement between the Registrant and each of its directors and executive officers.	6-K	000-30070	11/10/2011

4.15	Form of AudioCodes Ltd. Executive Compensation Policy for the years 2022-2024 (as amended by the provisions set forth under Exhibit 97.1 being filed herewith).	6-K	000-30070	8/10/2022

4.16	Summary of Request for Receipt Of A Loan In Foreign Currency – The First International Bank Of Israel Ltd.	20-F (2015)	000-30070	3/29/2016

4.17†	English Summary of Royalty Buyout Agreement, dated November 25, 2019, by and among AudioCodes Ltd., AudioCodes Development Ltd., and the Israel National Authority for Technology and Innovation.	20-F (2020)	000-30070	2/25/2020

4.18	Amendment No. 5 to AudioCodes Ltd. 2008 Equity Incentive Plan.	S-8	333-264535	4/28/2022

4.19	Lease Agreement, dated May 13, 2022, by and between Kingsbridge 2005 LLC and AudioCodes Ltd.	20-F (2022)	000-30070	4/24/2023

4.20†	English Summary of Building and Tenancy Lease Agreement, dated November 16, 2022, by and between Naimi Towers Ltd. and AudioCodes Ltd.	20-F (2022)	000-30070	4/24/2023

4.21*†

English Summary Translation of Building and Tenancy Lease Agreement, dated June 14, 2023, by and between MAY A.B. NADLAN LTD, Migdal Group Insurance & Finance Migdal Makefet Pension Funds and Provident Funds Ltd, PEL-HAMAGEN HOUSE LTD (sides 2-4: “Migdal”), and AudioCodes Ltd.

8.1*	Subsidiaries of the Registrant.

12.1*	Certification of Shabtai Adlersberg, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Niran Baruch, Vice President Finance and Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification by President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification by Vice President Finance and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

97.1*	Clawback Policy

101.1*	Interactive Data Files (XBRL-Related Documents).

†English summary of Hebrew original.

*Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

AUDIOCODES LTD.

By:	/s/ SHABTAI ADLERSBERG
Shabtai Adlersberg
President and Chief Executive Officer

Date: March 27, 2024

AUDIOCODES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

IN U.S. DOLLARS

-3-6232525 -3-5622555
Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

AUDIOCODES LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AudioCodes Ltd. (the "Company") as of December 31, 2023 and 2022 the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 27, 2024, expressed an unqualified opinion thereon.

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

Auditing the Company’s revenue recognition involved a high degree of auditor judgment due to the effort to evaluate (a) the identification and determination of whether products and services are considered distinct performance obligations that should be accounted for separately such as software licenses and related services, and (b) the determination of standalone selling prices for each distinct performance obligation that is not sold separately.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls related to the identification of distinct performance obligations, and the determination of stand-alone selling prices for each distinct performance obligation.

Our audit procedures also included, among others, selecting a sample of contracts with customers and reading contract source documents for each selection, including the executed contracts and purchase orders. We tested management’s identification of significant terms for completeness, including the identification and determination of distinct performance obligations. We also evaluated the methodology and reasonableness of management’s assumptions used for the estimate of stand-alone selling prices on a sample basis for products and services that are not sold separately. Finally, we assessed the appropriateness of the related disclosures in the consolidated financial statements.

We have served as the Company’s auditor since 1997.

Kost Forer Gabbay & Kasierer,

a Member of EY Global

Tel-Aviv, Israel

March 27, 2024

-3-6232525 -3-5622555
Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

AUDIOCODES LTD.

Opinion on Internal Control over Financial Reporting

We have audited AudioCodes Ltd. internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, AudioCodes Ltd. (collectively, the "Company") maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated March 27, 2024 expressed an unqualified opinion thereon.

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

Kost Forer Gabbay & Kasierer,
a Member of EY Global

Tel-Aviv, Israel
March 27, 2024

AUDIOCODES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2023	2022
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$30,546	$24,535
Short-term and restricted bank deposits	212	5,210
Short-term marketable securities	7,438	2,120
Short-term financial investments	—	15,258
Trade receivables (net of allowance for credit losses of $505 and $463 as of December 31, 2023 and 2022, respectively)	51,125	56,424
Other receivables and prepaid expenses	9,381	10,006
Inventories	43,959	36,377

Total current assets	142,661	149,930

LONG-TERM ASSETS:
Long-term trade receivables	16,798	13,099
Long-term marketable securities	65,732	75,946
Long-term financial investments	2,730	1,242
Deferred tax assets	6,208	9,073
Operating lease right-of-use assets	36,712	13,517
Severance pay funds	17,202	17,933

Total long-term assets	145,382	130,810

PROPERTY AND EQUIPMENT, NET	10,893	3,965

INTANGIBLE ASSETS, NET	1,021	1,566

GOODWILL	37,560	37,560

Total assets	$337,517	$323,831

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED BALANCE SHEETS (Cont.)

U.S. dollars in thousands, except share and per share data

	December 31,
	2023	2022
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	7,556	11,338
Other payables and accrued expenses	29,943	38,316
Deferred revenues	38,820	36,634
Short-term operating lease liabilities	7,878	8,169

Total current liabilities	84,197	94,457

LONG-TERM LIABILITIES:
Accrued severance pay	16,662	17,755
Deferred revenues and other liabilities	17,142	16,308
Long-term operating lease liabilities	31,404	5,551

Total long-term liabilities	65,208	39,614

COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)

Total liabilities	149,405	134,071

SHAREHOLDERS’ EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value -
Authorized: 100,000,000 shares as of December 31, 2023 and 2022; Issued: 64,611,583 and 63,998,443 shares as of December 31, 2023 and 2022, respectively; Outstanding: 30,506,753 and 31,688,544 shares as of December 31, 2023 and 2022, respectively	110	109
Additional paid-in capital	407,122	394,941
Treasury stock at cost – 34,104,830 and 32,309,899 shares as of December 31, 2023 and 2022, respectively	(236,003)	(217,744)
Accumulated other comprehensive loss	(3,905)	(10,953)
Retained earnings	20,788	23,407

Total shareholders’ equity	188,112	189,760

Total liabilities and shareholders’ equity	$337,517	$323,831

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year Ended December 31,
	2023	2022	2021
Revenues:
Products	$123,991	$164,302	$155,089
Services	120,392	110,791	93,831

Total revenues	244,383	275,093	248,920

Cost of revenues:
Products	47,964	63,686	52,750
Services	38,070	32,629	25,279

Total cost of revenues	86,034	96,315	78,029

Gross profit	158,349	178,778	170,891

Operating expenses:
Research and development, net	57,169	59,842	53,396
Selling and marketing	70,243	70,123	62,057
General and administrative	16,513	17,494	15,914

Total operating expenses	143,925	147,459	131,367

Operating income	14,424	31,319	39,524
Financial income (expenses), net	(52)	2,864	123

Income before taxes on income	14,372	34,183	39,647
Taxes on income	5,592	5,717	5,896

Net income	$8,780	$28,466	$33,751

Earnings per share:
Basic	$0.28	$0.89	$1.03
Diluted	$0.28	$0.88	$1.00

Weighted average number of shares used in computations of earnings per share:
Basic	31,400,900	31,849,422	32,703,478
Diluted	31,578,713	32,500,141	33,845,559

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year Ended December 31,
	2023	2022	2021
Net income	$8,780	$28,466	$33,751

Other comprehensive income (loss) related to:
Change in unrealized gains (losses) on marketable securities available-for-sale, net of tax:
Gain (loss) on marketable securities recognized in other comprehensive income	2,859	(5,434)	(1,395)
Loss on marketable securities recognized in income	(213)	—	—
Other comprehensive income (loss) related to unrealized gains (losses) on marketable securities available-for-sale	2,646	(5,434)	(1,395)

Change in unrealized gains (losses) on cash flow hedges, net of tax:
Gain (loss) on derivative instruments recognized in other comprehensive income,	(2,165)	(8,979)	1,538
Gain (loss) on derivative instruments recognized in income	6,567	3,683	(2,138)

Other comprehensive income (loss), related to unrealized gains (losses) on cash flow hedges, net of tax	4,402	(5,296)	(600)

Other comprehensive income (loss), net of tax	7,048	(10,730)	(1,995)

Total comprehensive income	$15,828	$17,736	$31,756

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share and per share data

				Accumulated	Retained
		Additional		other	earnings
	Share	paid-in	Treasury	comprehensive	(accumulated	Total
	capital	capital	stock	income (loss)	deficit)	equity
Balance as of January 1, 2021	105	362,164	(137,793)	1,772	(16,393)	209,855

Purchase of treasury stock	—	—	(41,852)	—	—	(41,852)
Issuance of shares upon exercise of options and vesting of RSUs	2	2,438	—	—	—	2,440
Share-based compensation related to options and RSUs granted to employees and non-employees	—	14,164	—	—	—	14,164
Cash dividends paid	—	—	—	—	(10,865)	(10,865)
Other comprehensive loss	—	—	—	(1,995)	—	(1,995)
Net income	—	—	—	—	33,751	33,751
Balance as of December 31, 2021	107	378,766	(179,645)	(223)	6,493	205,498

Purchase of treasury stock	—	—	(38,099)	—	—	(38,099)
Issuance of shares upon exercise of options and vesting of RSUs	2	1,053	—	—	—	1,055
Share-based compensation related to options and RSUs granted to employees and non-employees	—	15,122	—	—	—	15,122
Cash dividends paid	—	—	—	—	(11,552)	(11,552)
Other comprehensive loss	—	—	—	(10,730)	—	(10,730)
Net income	—	—	—	—	28,466	28,466
Balance as of December 31, 2022	109	394,941	(217,744)	(10,953)	23,407	189,760

Purchase of treasury stock	—	—	(18,259)	—	—	(18,259)
Issuance of shares upon exercise of options and vesting of RSUs	1	801	—	—	—	802
Share-based compensation related to options and RSUs granted to employees and non-employees	—	11,380	—	—	—	11,380
Cash dividends paid	—	—	—	—	(11,399)	(11,399)
Other comprehensive income	—	—	—	7,048	—	7,048
Net income	—	—	—	—	8,780	8,780
Balance as of December 31, 2023	110	407,122	(236,003)	(3,905)	20,788	188,112

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year Ended December 31,
	2023	2022	2021
Cash flows from operating activities:

Net income	$8,780	$28,466	$33,751
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,596	2,984	2,432
Amortization of marketable securities premiums and accretion of discounts, net	1,348	1,513	1,589
Share-based compensation related to options and RSUs granted to employees and non-employees	11,380	15,122	14,164
Financial expenses (income), net	(218)	(892)	54
Decrease in deferred tax assets, net	1,437	1,780	3,406
Decrease (increase) in trade receivables, net	1,600	(20,567)	(14,438)
Decrease (increase) in other receivables and prepaid expenses	625	(1,621)	(1,221)
Decrease (increase) in inventories	(7,791)	(12,653)	4,504
Decrease in operating lease right-of-use assets	9,281	6,639	7,445
Decrease in operating lease liabilities	(6,914)	(9,509)	(7,556)
Decrease in royalty buyout liability	—	—	(11,684)
Increase (decrease) in trade payables	(3,782)	3,475	879
Increase (decrease) in other payables and accrued expenses	(6,233)	(4,077)	9,601
Increase (decrease) in deferred revenues	3,144	(2,030)	5,480
Decrease in accrued severance pay, net	(362)	(349)	(1,062)

Net cash provided by operating activities	14,891	8,281	47,344

Cash flows from investing activities:

Purchase of property and equipment	(5,965)	(1,487)	(1,174)
Purchase of marketable securities	—	—	(43,808)
Purchase of financial investments	(81)	(16,615)	—
Proceeds from redemption of marketable securities	3,084	1,123	3,240
Proceeds from redemption of financial investments	14,094	1,052	—
Proceeds from sale of marketable securities	3,846	2,250	2,571
Investment in short-term and restricted bank deposits	—	(5,000)	—
Proceeds from short-term and restricted bank deposits	4,998	10	84,597
Proceeds from long-term and restricted bank deposits	—	94	—
Net cash paid for acquisition of subsidiary	—	(1,100)	(2,804)

Net cash provided by (used in) investing activities	$19,976	$(19,673)	$42,622

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

U.S. dollars in thousands

	Year Ended December 31,
	2023	2022	2021
Cash flows from financing activities:

Purchase of treasury stock	$(18,259)	$(38,099)	$(41,852)
Repayment of long-term bank loans	—	—	(1,200)
Cash dividends paid	(11,399)	(11,552)	(10,865)
Proceeds from issuance of shares upon exercise of options	802	1,055	2,440
Net cash used in financing activities	(28,856)	(48,596)	(51,477)

Increase (decrease) in cash, cash equivalents and restricted cash	6,011	(59,988)	38,489

Cash, cash equivalents and restricted cash at the beginning of the year	24,535	84,523	46,034
Cash, cash equivalents and restricted cash at the end of the year	$30,546	$24,535	$84,523

Supplemental disclosure of cash flow activities:

Cash paid during the year for income taxes	$4,196	$4,024	$1,584

Cash paid during the year for interest	$—	$—	$455

Significant non-cash transactions:

Inventory transferred to be used as property and equipment	$209	$264	$701

Non-cash purchase of property and equipment	$2,805	$—	$—

Operating lease right-of-use asset recognized with corresponding lease liability	$32,476	$3,699	$(1,528)

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-GENERAL

a.	Business overview:

AudioCodes Ltd. (the “Company”) and its subsidiaries (together with the Company, the “Group”) is a leading vendor of advanced communication, software, products and productivity solutions for the digital workplace. The Company’s products are deployed on-premises or delivered from the cloud. Providing software communications, cloud-based platforms, customer premise equipment and software applications, the Company’s solutions and products are geared to meet the growing needs of enterprises and service providers realigning their operations towards the transition to all-IP networks for unified communications, contact centers, and hosted business services. In addition, the Company offers a complete suite of professional and managed services that allow the Company’s partners and customers to choose a service package (or complement their own offering) from a modular portfolio of professional services.

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

During the years ended December 31, 2023, 2022 and 2021, the Group had a major customer which accounted for 16.3%, 15.1% and 15.4%, respectively, of total revenues in those years. In addition, during the years ended December 31, 2023, 2022 and 2021, the Group had an additional major customer which accounted for 10.3%, 10.0% and 10.9%, respectively, of total revenues the years ended December 31, 2023, 2022 and 2021. No other customer accounted for more than 10% of the Group's revenues in the years ended December 31, 2023, 2022 and 2021.

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

A majority of the Group’s revenues is generated in dollars. In addition, most of the Group’s costs are denominated and determined in dollars and in new Israeli shekels (“NIS”). Management believes that the dollar is the currency in the primary economic environment in which the Group operates. Thus, the functional and the reporting currency of the Group is the dollar.

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

Short-term and restricted bank deposits are deposits with maturities of more than three months, but less than one year. The deposits are mainly in dollars and bear interest at an average annual rate of 2.72% and 1.06% for the years ended December 31, 2023 and 2022, respectively. Short-term and restricted deposits are presented at cost. Any accrued interest on these deposits is included in other receivables and prepaid expenses.

	December 31,	December 31,	December 31,
	2023	2022	2021
Cash and cash equivalents	$30,546	$24,535	$79,423
Restricted cash	—	—	5,100
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$30,546	$24,535	$84,523

f.	Trade receivables:

The Group records trade receivables for amounts invoiced and yet unbilled invoices. The Group’s allowance for credit losses for trade receivables is based upon its assessment of various factors, including historical experience, the age of the trade receivable balances, credit quality of its customers, current economic conditions and other factors. The estimated allowance for credit losses is recorded as general and administrative expenses in the consolidated statements of operations.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Marketable securities:

The Group accounts for investments in debt securities in accordance with ASC 320, “Investments - Debt Securities”.

Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date.

As of December 31, 2023, the Group classified all of its marketable securities as available-for-sale (“AFS”). AFS securities are carried out at fair value, with the unrealized gains and losses, net of tax, reported in “accumulated other comprehensive loss” in shareholders’ equity. Realized gains and losses on sale of investments are included in “financial income (expenses), net” and are derived using the specific identification method for determining the cost of securities. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, together with interest on securities, is included in “financial income (expenses), net”.

The Group periodically evaluates its AFS debt securities for impairment in accordance with Accounting Standards Update (“ASU”) 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. If the amortized cost of an individual security exceeds its fair value, the Group considers its intent to sell the security or whether it is more likely than not that it will be required to sell the security before recovery of its amortized basis. If either of these criteria are met, the Group writes down the security to its fair value and records the impairment charge in the consolidated statements of operations. If neither of these criteria are met, the Group assesses whether credit loss exists. In making this assessment, the Group considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and any adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss may exist, the present value of the cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of the cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses will be recorded, limited by the amount that the fair value is less than the amortized cost basis. Any additional impairment not recorded through an allowance for credit losses is recognized in other comprehensive income or loss.

During the years ended December 31, 2023, 2022 and 2021, the Group’s credit losses were immaterial.

h.	Long-term and restricted bank deposits:

Bank deposits and the related accrued interest with maturities of more than one year are included in long-term investments and presented at their cost. Accrued interest that is payable within a one-year period is included in other receivables and prepaid expenses.

i.	Inventories:

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

During the years ended December 31, 2023, 2022 and 2021, no impairment losses have been identified.

k.	Intangible assets:

Intangible assets are comprised of acquired technology, customer relations and licenses. Intangible assets that are not considered to have an indefinite useful life are amortized using the straight-line basis over their estimated useful lives, which range from 4 to 10 years.

l.	Leases:

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

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As the Group's lease arrangements as a lessee do not provide an implicit rate, the Group uses its incremental estimated borrowing rate at lease commencement to measure the right-of-use (“ROU”) assets and lease liabilities. Operating lease expense is generally recognized on a straight-line basis over the lease term. For leases with a term of one year or less, the Group elected not to record the ROU asset or liability. The Group elected to not recognize a lease liability or ROU asset for leases with a term of twelve months or less. The Group also elected the practical expedient to not separate lease and non-lease components for its leases.

A portion of the Group's sales of equipment to customers are made through bundled lease arrangements which typically include software license, equipment and services. Revenues under these bundled lease arrangements are allocated considering the relative standalone selling prices of the lease and non-lease components included in the bundled arrangement. The two primary accounting provisions the Group use to classify transactions as sales-type or operating leases are: (i) a review of the lease term to determine if it is for the major part of the economic life of the underlying equipment; and (ii) a review of the present value of the lease payments to determine if they are equal to or greater than substantially all of the fair market value of the equipment at the inception of the lease. Equipment included in arrangements meeting these conditions are accounted for as sales-type leases and revenue is recognized at lease commencement. Equipment included in arrangements that do not meet these conditions are accounted for as operating leases and revenue is recognized over the term of the lease. For the year ended December 31, 2023, equipment leases that were classified as operating leases were immaterial.

m.	Goodwill:

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

The Group performs an annual impairment test of goodwill in the fourth quarter of each fiscal year, or more frequently. if events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is tested for impairment at the reporting unit level, by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If the reporting unit does not pass the qualitative assessment, the Group carries out a quantitative test for impairment of goodwill, by comparing the fair value of the reporting unit with the carrying amount of the reporting unit that includes goodwill. The Group may bypass the qualitative assessment and proceed directly to performing the quantitative goodwill impairment test. The Group operates as one reporting segment, and this segment comprises its only reporting unit. Therefore, goodwill is tested for impairment at that level. The Group did not record goodwill impairment charges during the years ended December 31, 2023, 2022 and 2021.

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

As the Group generally does not sell the products separately on a standalone basis, the standalone selling prices are not directly observable. Therefore, the Group makes estimates, based on reasonably available information. The estimated selling price is established considering multiple factors such as historical selling prices, internal pricing practices, gross margin objectives and discount policy. The Group typically bills customers based on actual delivery. The payment terms vary, mainly with terms of 60 days or less.

The Group grants to certain customers a right of return or the ability over a limited period of time to exchange for other products a specific percentage of the total price paid for products they have purchased. The Group maintains a provision for product returns and exchanges and other incentives, based on its experience with historical sales returns, analysis of credit memo data and other known factors, all in accordance with ASC 606. This provision is deducted from revenues and amounted to $2,137 and $2,704 as of December 31, 2023 and 2022, respectively. This provision was recorded as part of other payables and accrued expenses.

In instances of contracts where revenue recognition differs from the timing of invoicing, the Group generally determined that those contracts do not include a significant financing component. The primary purpose of the invoicing terms is to provide customers with simplified and predictable ways of purchasing the Group’s products and services, not to receive or provide financing. The Group uses the practical expedient and does not assess the existence of a significant financing component when the difference between payment and revenue recognition is a year or less.

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

The Group has included as part of other receivables and prepaid expenses in its consolidated balance sheet, costs to obtain a contract in the amount of $542 and $829, as of December 31, 2023 and 2022, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Remaining performance obligations represents contracted revenues that have not yet been recognized, which includes deferred revenues and non-cancelable contracts that will be recognized as revenue in future periods. The following table represents the remaining performance obligations as of December 31, 2023, which are expected to be satisfied and recognized in future periods:

	Year Ending December 31,
			2026 and
	2024	2025	thereafter
Products	$227	$2	$—
Services	38,593	9,927	6,981

	$38,820	$9,929	$6,981

Significant changes in the balances of deferred revenues during the years are as follows:

	Year Ended December 31,
	2023	2022
Balance, at the beginning of the year	$52,586	$54,616

Revenue recognized	(17,469)	(38,625)
Increase in deferred revenues and customer advances	20,613	36,595

Balance, at the end of the year	55,730	52,586
Less current portion at the end of the year	(38,820)	(36,634)

Long-term portion at the end of the year	$16,910	$15,952

o.	Warranty costs:

The Group usually provides an assurance-type warranty for a period of 12 months at no extra charge. The Group estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Group’s warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Group periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary. As of December 31, 2023 and 2022, the provision for warranty amounted to $149 and $212, respectively.

p.	Research and development costs:

ASC 985-20, “Costs of Software to Be Sold, Leased, or Marketed”, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Group’s product development process, technological feasibility is established upon the completion of a working model. The Group does not incur material costs between the completion of a working model and the point at which the product is ready for general release. Therefore, research and development costs are charged to the consolidated statement of operations, as incurred.

Participation grants from the Israel Innovation Authority (the “IIA”) for research and development activity are recognized at the time the Group is entitled to such grants based on the costs incurred and included as a deduction from research and development costs. Research and development grants recognized during the years ended December 31, 2023, 2022 and 2021 were $665, $624 and $570, respectively.

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

r.	Accumulated other comprehensive income (loss) (“AOCI”):

The Group accounts for comprehensive income (loss) in accordance with ASC 220, “Comprehensive Income”, which establishes standards for the reporting and presentation of comprehensive income (loss) and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders.

The components of AOCI were as follows:

	Gains (losses)
	on AFS	Gains (losses)
	marketable	on cash flow
	securities	hedges	Total
Balance as of January 1, 2023	$(6,376)	$(4,577)	$(10,953)

Other comprehensive loss before reclassifications, net of tax	2,859	(2,165)	481
Amounts reclassified from AOCI	(213)	6,567	6,567
Other comprehensive income, net of tax	2,646	4,402	7,048

Balance as of December 31, 2023	$(3,730)	$(175)	$(3,905)

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	Year Ended December 31,
	2023	2022	2021
Amounts reclassified from AOCI
Cost of revenues	$1,400	$814	$(513)
Research and development expenses, net	2,983	1,735	(990)
Selling and marketing expenses	1,217	708	(406)
General and administrative expenses	967	426	(229)

Total operating expenses (income), before income taxes	$6,567	$3,683	$(2,138)

The effects on net income of amounts reclassified from AOCI in the year ended December 31, 2023 derive from realized losses on cash flow hedges recorded in operating expenses and from realized losses on AFS marketable securities recorded in financial income (expenses), net.

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

The trade receivables of the Group are derived from sales to customers located primarily in the Americas, Europe, Eastern Asia and Israel. Under certain circumstances, the Group may require letters of credit, other collateral, additional guarantees or advance payments.

Regarding certain credit balances, the Group is covered by foreign trade risk insurance. The Group performs ongoing credit evaluations of its customers and establishes an allowance for credit losses.

t.	Earnings per share:

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

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Certain outstanding options and restricted share units (“RSUs”) have been excluded from the calculation of the diluted earnings per share since such securities are anti-dilutive for all years presented. The total weighted average number of shares related to the outstanding options and RSUs that have been excluded from the calculation of diluted earnings per share was 710,761, 153,191 and 26,686 for the years ended December 31, 2023, 2022 and 2021, respectively.

u.	Accounting for share-based compensation:

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

The Company recognizes compensation expenses for the value of its awards, which have graded vesting, based on the accelerated attribution method over the requisite service period of each of the awards. The Company accounts for forfeitures as they occur.

The weighted-average estimated fair value of employee stock options granted during the years ended December 31, 2023, 2022 and 2021, was $3.98, $8.99, and $10.64 per share, respectively, using the Black-Scholes option pricing model. Fair values were estimated using the following weighted-average assumptions (annualized percentages):

	Year Ended December 31,
	2023	2022	2021
Dividend yield	1.13%	1.13%	0.88%
Expected volatility	46.24%	47.64%	49.45%
Risk-free interest	4.57%	2.83%	0.5%
Expected life	3.60 years	4.10 years	3.61 years

The Company used its historical volatility in accordance with ASC 718. The computation of volatility uses historical volatility derived from the Company’s exchange traded shares. The expected term of options granted is estimated based on historical experience and represents the period of time that options granted are expected to be outstanding. The risk free interest rate assumption is the implied yield currently available on United States treasury zero-coupon issues with a remaining term equal to the expected life of the Company’s options. The dividend yield assumption is based on the Company’s historical experience and expectation of future dividend payouts and may be subject to substantial change in the future. The Company paid its first cash dividend during the third quarter of 2018 and has been paying cash dividends on a bi-annual basis since then. The Company currently expects to continue pay cash dividends in the future, subject to the Board of Director’s approval and receipt of required Israeli court approvals, although there can be no assurance that it will do so. See also Note 11.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The total share-based compensation expenses relating to all of the Company’s share-based awards recognized for the years ended December 31, 2023, 2022 and 2021 were included in items of the consolidated statements of operations, as follows:

	Year Ended December 31,
	2023	2022	2021
Cost of revenues	$388	$425	$411
Research and development expenses, net	2,685	3,481	2,772
Selling and marketing expenses	4,297	6,032	6,170
General and administrative expenses	4,010	5,184	4,811
Total share-based compensation expenses	$11,380	$15,122	$14,164

v.	Treasury stock:

The Company repurchases its ordinary shares from time to time in the open market and holds such repurchased shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders’ equity. See also Note 11a.

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

Severance pay expenses for the years ended December 31, 2023, 2022 and 2021, amounted to $2,995, $3,907 and $2,373, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.	Employee benefit plan:

The Group has 401(k) defined contribution plans covering employees in the United States. All eligible employees may elect to contribute a portion of their annual compensation to the plan through salary deferrals, subject to the Internal Revenue Service limit of $20.5 during the years ended December 31, 2023 and 2022, plus a catch-up contribution of $7.5 for participants aged 50 or over. The Group matches 50% of employees’ contributions, up to a maximum of 6% of the employees’ annual pay. In the years ended December 31, 2023, 2022 and 2021, the Group matched contributions in the amount of $524, $531 and $431, respectively.

y.	Advertising expenses:

Advertising expenses are charged to the consolidated statements of operations as incurred. Advertising expenses for the years ended December 31, 2023, 2022 and 2021 amounted to $1,942, $1,733 and $582, respectively.

z.	Fair value of financial instruments:

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

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Group measures its investments in marketable securities and foreign currency derivative contracts at fair value. Marketable securities and foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The fair value of financial investments consists of investments in limited partnerships, that are valued at the net asset value (“NAV”) which is a practical expedient to their estimate fair value. The NAV is provided by the fund administrator and is based on the value of the underlying assets owned less its liabilities.

aa.	Derivative instruments and hedging:

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

ab.	Recently issued accounting pronouncement not yet adopted:

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-07.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-09.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-MARKETABLE SECURITIES

The following is a summary of AFS marketable securities:

	December 31, 2023
		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value
Maturing within one year:
Corporate bonds	$6,128	$—	$(163)	$5,965
Governmental bonds	$967	$—	$(10)	$957
Maturing between one to five years:
Corporate bonds	69,137	—	(4,476)	64,661
Governmental bonds	1,744	—	(157)	1,587

Balance as of December 31, 2023	$77,976	$—	$(4,806)	$73,170

	December 31, 2022
		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value
Maturing within one year:
Corporate bonds	$1,531	$—	$(32)	$1,499
Maturing between one to five years:
Corporate bonds	81,866	—	(7,897)	73,969
Governmental bonds	2,880	—	(282)	2,598

Balance as of December 31, 2022	$86,277	$—	$(8,211)	$78,066

The following table presents gross unrealized losses and fair values for those investments that were in an unrealized loss position as of December 31, 2023, and the length of time that those investments have been in a continuous loss position:

	Less than 12 months		12 months and greater
		Gross		Gross
		unrealized		unrealized
	Fair value	loss	Fair value	loss
As of December 31, 2023	$—	$—	$73,170	$(4,806)

	Less than 12 months		12 months and greater
		Gross		Gross
		unrealized		unrealized
	Fair value	loss	Fair value	loss

As of December 31, 2022	$3,411	$(225)	$74,655	$(7,986)

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-INVENTORIES

	December 31,
	2023	2022
Raw materials	$18,742	$14,541
Finished products	25,217	21,836

	$43,959	$36,377

During the year ended December 31, 2023, the Group wrote off inventory in a total amount of approximately $1.1 million , during the year ended December 31, 2022, the Group's inventory write off was immaterial and during the year ended December 31, 2021, the Group wrote off inventory in a total amount of approximately $1.7 million.

NOTE 5:-PROPERTY AND EQUIPMENT, NET

	December 31,
	2023	2022
Cost:
Computers and peripheral equipment	$16,395	$25,840
Office furniture and equipment	6,272	12,858
Leasehold improvements	8,748	3,375

	31,415	42,073
Accumulated depreciation:
Computers and peripheral equipment	13,008	23,984
Office furniture and equipment	4,625	11,291
Leasehold improvements	2,889	2,833

	20,522	38,108

Depreciated cost	$10,893	$3,965

Depreciation expenses amounted to $2,051, $2,181 and $2,074 for the years ended December 31, 2023, 2022 and 2021, respectively.

NOTE 6:-INTANGIBLE ASSETS, NET

		Useful life	December 31,
		(years)	2023	2022
a.	Cost:
	Acquired technology and license	4 - 10	$21,815	$21,815
	Customer relationship	4.5 - 9	4,951	4,951

			26,766	26,766
	Accumulated amortization:
	Acquired technology and license		20,900	20,399
	Customer relationship		4,845	4,801

			25,745	25,200

	Amortized cost		$1,021	$1,566

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-INTANGIBLE ASSETS, NET (Cont.)

b.	Amortization expenses related to intangible assets amounted to $545, $804 and $358 for the years ended December 31, 2023, 2022 and 2021, respectively.
c.	Expected amortization expenses are as follows:

Year ending December 31,
2024	$532
2025	470
2026 and thereafter	19

$1,021

NOTE 7:-FAIR VALUE MEASUREMENTS

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

The Group’s financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates:

	December 31, 2023
	Fair value measurements
	using input type
	Level 2	Total	NAV	Total
Marketable securities	$73,170	$73,170	$—	$—
Financial investments	—	—	2,730	2,730
Financial assets related to foreign currency derivative hedging contracts	(461)	(461)	—	—

Total financial net assets as of December 31, 2023	$72,709	$72,709	$2,730	$2,730

	December 31, 2022
	Fair value measurements
	using input type
	Level 2	Total	NAV	Total

Marketable securities	$78,066	$78,066	$—	$—
Financial investments	—	—	16,500	16,500
Financial assets related to foreign currency derivative hedging contracts	(5,143)	(5,143)	—	—

Total financial net assets as of December 31, 2022	$72,923	$72,923	$16,500	$16,500

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-FAIR VALUE MEASUREMENTS (Cont.)

	December 31, 2023
			Redemption
		Redemption	notice
	Fair value	frequency	period
Financial Investments:
Secured Bridge Loans Fund	$1,461	—	—
Secured Bridge Loans Fund	1,269	—	—

	$2,730

	December 31,2022
			Redemption
		Redemption	Notice
	Fair Value	Frequency	Period
Financial Investments:
Secured Bridge Loans Fund	$15,258	Monthly (Eligible)	90 days
Secured Bridge Loans Fund	1,242	—	—
	$16,500

As of December 31, 2023 this class includes two Secured Bridge Loans Funds that offer short-term loans to various consumers, which are secured by real-estate assets and vehicles.

One investment fund can be redeemed by the investees during the next five years. The fair value of this investment in this class has been estimated using the net asset value (“NAV”) of the Group’s ownership interest in partners’ capital.

The second investment in an equity fund is locked-up until its maturity after five years from investment date. The value of this investment in this class has been presented at its cost.

Gains from the financial investments amounted to $336 and $937 for the years ended December 31, 2023 and 2022, respectively.

NOTE 8:-OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2023	2022
Payroll and other employee related accruals	$16,715	$17,999
Forward liability	461	5,150
Accrued expenses	8,339	9,511
Government authorities	2,274	2,806
Provision for returns	2,137	2,704
Other	17	146

	$29,943	$38,316

NOTE 9:-LEASES

Lease agreements:

The Group as a lessee:

The Group’s facilities are leased under several lease agreements for periods ending up to 2033, with options to extend the leases ending up to 2038. In addition, the Group has various operating lease agreements with respect to motor vehicles.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-LEASES (Cont.)

The components of operating lease costs were as follows:

	Year ended
	December 31,
	2023	2022	2021
Fixed lease cost	$10,979	$9,271	$9,745
Variable lease cost	477	260	99
Sublease income	(1,167)	(1,516)	(1,547)
Total net lease costs	$10,289	$8,015	$8,297

The Group’s operating lease agreements have remaining lease terms ranging from one year to 14.46 years, including agreements with options to extend the leases for up to seven years.

The following table represents the weighted-average remaining lease term and discount rate:

Year ended
December 31,
2023
Weighted average remaining lease term	4.49 years
Weighted average discount rate	5.54%

The following table presents supplemental cash flows information related to the lease costs for operating leases:

December 31,
2023
Cash paid for amounts included in measurement of lease liabilities:
Operating cash flows for operating leases	$9,167

The discount rate was determined based on the estimated collateralized borrowing rate of the Group, adjusted to the specific lease term and location of each lease.

Maturities of operating lease liabilities were as follows:

Year ending December 31,
2024	$5,905
2025	5,397
2026	4,690
2027	4,206
2028 and thereafter	31,011

Total lease payments	$51,209

Less - imputed interest	$(11,927)
Present value of lease liabilities	$39,282

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-LEASES (Cont.)

In November 2022, the Company entered into a new lease agreement in Park Naymi, which is located near Messubim Junction in Israel (the "New Lease Agreement"). The New Lease Agreement will replace the current lease agreement in Israel which is originally scheduled to expire in January 2024 and was extended until April 2024. The Company recognized additional ROU assets and lease liabilities related to the current lease agreement in the amount of $1,355. Pursuant to the New Lease Agreement, the Company leases from the landlord an approximately 10,000 square foot facility (the "Premises"). The lease of the Premises, which is still under construction, commenced in July 2023. The initial lease term under the New Lease Agreement is for seven years. The Company additionally holds options under the New Lease Agreement to extend the lease term for additional periods of five years.At the commencement date, the Company recognized ROU assets and lease liabilities related to the New Lease Agreement in the amount of $25,810.

The Group as a lessor:

Revenue from sales-type leases is presented on a gross basis when the Group enters into a lease to realize value from a product that it would otherwise sell in its ordinary course of business. The product has no residual value.

At the commencement date of sales-type leases for the year ended December 31, 2023 and 2022, the Group recognized $15,937 and $19,802 of product revenue respectively. As of the commencement date of sales-type leases for the year ended December 31, 2023 and 2022, the Group recognized $4,178 and $2,152 cost of product revenue respectively. The Group's short -term net investment in a lease receivable as of December 31, 2023 and 2022, were $8,367 and $7,972 respectively and are presented within trade receivables in the consolidated balance sheets. The Group's long -term net investment in a lease receivable as of December 31, 2023 and 2022, were $16,798 and $13,099 respectively and are presented within long -term trade receivables in the consolidated balance sheets.

The following table illustrates the Group's future sales-type lease receipts as of December 31, 2023:

Year ending December 31,
2024	$8,367
2025	7,528
2026	5,130
2027	2,577
2028 and thereafter	1,563
Total future minimum receipts	$25,165
Less - unearned interest income	$(1,076)
Total	$24,089

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-COMMITMENTS AND CONTINGENT LIABILITIES

a.	Purchases commitments:
1.

The Group is obligated under certain agreements with its suppliers to purchase specified items of excess inventory which are expected to be utilized in the following two years, mainly in 2024. As of December 31, 2023, non-cancelable purchase obligations were approximately $13,978.

2.

In addition, the Group is obligated under certain agreements with its suppliers to purchase software as a service (SaaS) subscription services which are expected to be utilized during 2024 until 2026. As of December 31, 2023, non - cancelable purchase obligations were approximately $19,700.

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

As of December 31, 2023, and 2022, the Company's other Israeli subsidiaries have a contingent obligation to pay royalties to the IIA in the amount of approximately $21,250 and $20,112, respectively.

c.	Royalty commitments to third parties:

The Group has entered into technology licensing fee agreements with third parties. Under the agreements, the Group has incorporated third parties’ technology into its products and agreed to pay the third parties royalties, based on sales of relevant products. Royalties are calculated on a quarterly basis. Such royalties being payable either quarterly or through a pre-buy of production licenses when necessary.

d.	Contingent investments commitments:

The Group may be obligated under certain agreements with respect to Secured Bridge Loan Fund to invest an additional amount of up to approximately $1,400 if called upon by the fund.

NOTE 11:-SHAREHOLDERS’ EQUITY

a.	Treasury stock:

During the year ended December 31, 2014, the Company’s Board of Directors approved a share repurchase program to repurchase up to $3,000 of its ordinary shares (the “Share Repurchase Program”), which is the amount that the Company could repurchase under Israeli law without further approval from an Israeli court. During the nine years ended December 31, 2022, the Company received Israeli court approvals to repurchase up to an additional $311,000 of its ordinary shares. In addition, in each of January 2023, June 2023 and December 2023, the Company received court approval to repurchase up to an additional $25,000 , $25,000 and $20,000, respectively of its ordinary shares (the “Permitted Amount”). The most recent court approvals also permit the Company to declare a dividend of any part of the Permitted Amount during the approved validity period. The current approval is valid through June 18, 2024.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-SHAREHOLDERS’ EQUITY (Cont.)

As of December 31, 2023, pursuant to the Company’s Share Repurchase Program, the Company had repurchased a total of 34,104,830 of its ordinary shares at a total cost of $236,003 (of which 1,794,931 of its ordinary shares were repurchased during the year ended December 31, 2023 for aggregate consideration of $18,259).

b.	Cash Dividends:

On February 7, 2023, the Company declared a cash dividend of $0.18 per share. The dividend, which was in the aggregate amount of approximately $5.7 million, was paid on March 7, 2023 to all of the Company’s shareholders of record as of February 21, 2023.

On August 1, 2023, the Company declared a cash dividend of $0.18 cents per share. The dividend, which was in the aggregate amount of approximately $5.7 million was paid on August 31, 2023 to all of the Company's shareholders of record on August 17, 2023. See Note 17 for cash dividends declared and paid subsequent to December 31, 2023.

c.	Employee and Non-Employee Share Option Plan:

In 2008, the Company’s Board of Directors approved the 2008 Equity Incentive Plan (as amended, the “Plan”) that became effective in January 2009. Under the Plan, options and RSUs may be granted to employees, officers, non-employee consultants and directors of the Company. As of December 31, 2023, the total number of shares authorized for future grant under the Plan is 1,729,170.

Options granted under the Plan expire seven years from the date of grant, and options that are forfeited or cancelled before expiration, become available for future grants.

The following is a summary of the Company’s stock option activity and related information for the year ended December 31, 2023:

			Weighted
			average
		Weighted	remaining
		average	contractual	Aggregate
	Number	exercise	term (in	intrinsic
	of options	price	years)	value
Options outstanding at beginning of year	361,343	$10.74	2.54	$2,786
Changes during the year:
Granted	20,000	$10.90
Exercised	(115,543)	$6.95
Forfeited	(500)	$11.61

Options outstanding at end of year	265,300	$12.40	2.48	$450

Options exercisable at end of year	234,925	$11.99	2.05	$427

The weighted average grant-date fair value of options granted during the years ended December 31, 2023, 2022 and 2021 was $3.98, $8.99 and $10.64, per option, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing share price on the last trading day of the fiscal year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on the last trading day of the fiscal year. This amount changes based on the fair market value of the Company’s ordinary shares.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-SHAREHOLDERS’ EQUITY (Cont.)

The total intrinsic value of options exercised in the years ended December 31, 2023, 2022 and 2021 was $378, $2,878 and $9,281, respectively.

The options for employees outstanding as of December 31, 2023 have been separated into ranges of exercise prices, as follows:

	Number of	Weighted		Number of
	options	average		options	Weighted
	outstanding	remaining	Weighted	exercisable	average
Range of	as of	contractual	average	as of	exercise price
exercise	December 31,	life (in	exercise	December 31,	of exercisable
price	2023	years)	price	2023	options
$5.00-6.62	4,125	0.26	$6.18	4,125	$6.18
$7.08-10.9	132,800	2.34	$9.05	112,800	$8.72
$11.52-30.76	128,375	2.70	$16.06	118,000	$15.32

	265,300	2.48	$12.40	234,925	$11.99

The following is a summary of the Company’s RSU activity and related information for the year ended December 31, 2023:

		Weighted
	Number of	average grant
	shares	date fair value
RSUs outstanding at beginning of year	1,186,809	$27.76
Changes during the year:
Granted	589,042	$11.19
Vested	(497,597)	$26.85
Forfeited	(46,375)	$23.87

RSUs outstanding at end of year	1,231,879	$20.35

As of December 31, 2023, there was a total of $10,657 unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.68 years. The total fair value of the Company’s RSU vested during the years 2023, 2022 and 2021 was $13,363, $12,079 and $8,165, respectively.

NOTE 12:-TAXES ON INCOME

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

NOTE 12:-TAXES ON INCOME (Cont.)

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

Eligibility for benefits under the Encouragement Law is not subject to receipt of prior approval from any governmental authority. The Company believes that the Israeli Tax Authority will agree that the Company qualifies and will continue to qualify as an industrial company, or that the benefits described above will be available to the Company in the future.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-TAXES ON INCOME (Cont.)

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

Taxable income of the Israeli companies is subject to a corporate tax rate of 23% in the years ended December 31, 2023, 2022 and 2021.

The Company is eligible for tax benefits as a PTE as mentioned in 2 above.

The deferred tax balances as of December 31, 2023 have been calculated based on the PTE effective tax rate (see also 2 above).

b.	U.S. taxation:

On December 22, 2017, the Tax Cuts and Jobs Act (the “TCJA”) (H.R. 1) was signed into law. This Act includes, among other things, a permanent reduction to the U.S. corporate income tax rate from 35% to 21% effective January 1, 2018, and requires immediate taxation of accumulated, unremitted non-U.S. earnings.

The TCJA also enacted new tax provisions beginning in 2018, including, but not limited to: (i) creating a new provision designed to tax global intangible low tax income (“GILTI”); (ii) generally eliminating U.S. federal taxes on dividends from foreign subsidiaries; (iii) eliminating the corporate alternative minimum tax (“AMT”); (iv) creating the base erosion anti-abuse tax (“BEAT”); (v) establishing a deduction for foreign derived intangible income (“FDII”); (vi) repealing domestic production activity deduction; and (vii) establishing new limitations on deductible interest expense and certain executive compensation.

ASC 740 requires companies to account for the tax effects of changes in income tax rates and laws in the period in which legislation is enacted (December 22, 2017). ASC 740 does not specifically address accounting and disclosure guidance in connection with the income tax effects of the TCJA.

The deferred tax balances as of December 31, 2023 and 2022 have been calculated based on the revised tax rates.

The Group has completed the accounting for all the impacts of the TCJA. As part of finalizing the analysis, the Company’s U.S. subsidiary recorded adjustments that relate to the Transition Tax during the year ended December 31, 2018 and GILTI during the year ended December 31, 2023. An adjustment in the amount of $644 related to GILTI for the year ended December 31, 2023, was recorded in such year.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-TAXES ON INCOME (Cont.)

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

On December 27, 2020, the Consolidated Appropriations Act (the“CAA”) was enacted in further response to the COVID-19 pandemic, in combination with omnibus spending for the 2021 federal fiscal year. The CAA extended many of the provisions enacted by the CARES Act, which did not have a material impact on the Company’s consolidated financial statements for the year ended December 31, 2023. On March 11, 2021, the American Rescue Plan Act of 2021 (the “ARPA”) was enacted in still further response to the COVID-19 pandemic. The Company does not expect the provisions of the ARPA to have a material impact on the Company’s consolidated financial statements for the year ended December 31, 2023.

c.	Net operating loss carryforward and deferred taxes in respect thereto and in respect of other temporary differences:

As of December 31, 2020, the Company has realized all of its carryforward tax losses in Israel, which can be offset against taxable income. As of December 31, 2023 the Company recorded a net deferred tax asset of $4,820 in respect of other temporary differences.

As of December 31, 2023, the Company’s Israeli subsidiaries have total available carryforward tax losses of approximately $71,883. The net operating losses may be offset against taxable income in the future for an indefinite period. The Group does not expect utilization of such carryforward tax losses and therefore recorded full valuation allowance against the deferred tax assets in respect of such carryforward tax losses.

The Company’s U.S. subsidiary has total available carryforward tax losses of approximately $22,020 to offset against future U.S. federal taxable gains. These carryforward tax losses expire between 2024 and 2032. As of December 31, 2023, the Company’s U.S. subsidiary recorded a deferred tax asset of $1,345 in respect of such carryforward tax losses.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

d.	Income before taxes on income is comprised as follows:

	Year Ended December 31,
	2023	2022	2021
Domestic	$5,110	$25,434	$31,084
Foreign	9,262	8,749	8,563

	$14,372	$34,183	$39,647

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-TAXES ON INCOME (Cont.)

e.	Taxes on income are comprised as follows:

	Year Ended December 31,
	2023	2022	2021
Current taxes:
Domestic	$2,030	$3,707	$819
Foreign	2,013	35	1,615

	4,043	3,742	2,434
Deferred tax expense:
Domestic	(14)	269	2,464
Foreign	1,563	1,706	998

	1,549	1,975	3,462

	$5,592	$5,717	$5,896

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax liabilities and assets are as follows:

	December 31,
	2023	2022
Deferred tax assets:
Net operating loss carryforward	$21,316	$23,807
Operating lease liabilities	4,321	1,509
Marketable Securities	1,409	1,837
Derivatives	22	566
Reserves and allowances	7,292	7,238

Net deferred tax assets before valuation allowance	34,360	34,957
Less - valuation allowance	(23,897)	(24,395)

Deferred tax asset	$10,463	$10,562

Deferred tax liability:
Operating lease ROU assets	$(4,256)	$(1,489)
Other	(232)	(356)
	$(4,488)	$(1,845)

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-TAXES ON INCOME (Cont.)

g.	Reconciliation of the theoretical tax expenses:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the Israeli statutory corporate tax rate applicable to the income of the Company, and the actual tax expense (benefit) as reported in the statement of operations is as follows:

	Year Ended December 31,
	2023	2022	2021
Income before taxes, as reported in the consolidated statements of operations	$14,372	$34,183	$39,647

Israeli statutory corporate tax rate	23.0%	23.0%	23.0%

Theoretical tax expense on the above amount at the Israeli statutory corporate tax rate	$3,304	$7,861	$9,118
Impact of Preferred Technological Enterprise status	(608)	(3,031)	(3,555)
Changes in tax reserve for uncertain tax positions	47	90	175
Adjustments for previous years’ taxes	486	448	88
Impact of income tax at rates other than the Israeli statutory corporate tax rate	749	(375)	603
Share-based compensation expenses see Note 11c	1,289	329	(65)
Losses and timing differences for which valuation allowance was provided	198	453	140
Impact of tax rate change	—	152	—
Other	127	(210)	(608)

Actual tax expense	$5,592	$5,717	$5,896

h.	Tax assessments:

The statute of limitations related to tax returns of the Company for all tax years up to and including 2017 has lapsed.

The Company is currently undergoing an income tax audit for the tax years 2018 - 2021.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-FINANCIAL INCOME (EXPENSES), NET

	Year Ended December 31,
	2023	2022	2021
Financial expenses:
Interest	$(1,565)	$(325)	$(621)
Loss related to non-hedging derivative instruments	—	(6)	(12)
Amortization of marketable securities premiums and accretion of discounts, net	(1,348)	(1,513)	(1,387)
Exchange rate differences	(205)	—	(293)
Other	(327)	(358)	(252)

	(3,445)	(2,202)	(2,565)
Financial income:
Gain related to non-hedging derivative instruments	24	—	—
Exchange rate differences	—	1,325	—
Gain from financial investments	333	937	—
Interest income	3,036	2,804	2,656
Other	—	—	32

	3,393	5,066	2,688

Financial income (expenses), net	$(52)	$2,864	$123

NOTE 14:-EARNINGS PER SHARE

	Year Ended December 31,
	2023	2022	2021
Numerator:
Net income	$8,780	$28,466	$33,751

Denominator:
Denominator for basic earnings per share - weighted average number of ordinary shares, net of treasury stock	31,400,900	31,849,422	32,703,478
Effect of dilutive securities:
Employee stock options and RSUs	177,813	650,719	1,142,081

Denominator for diluted earnings per share - adjusted weighted average number of shares	31,578,713	32,500,141	33,845,559

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-GEOGRAPHIC INFORMATION

The Group manages its business on the basis of one reportable segment (see Note 1 for a brief description of the Group’s business). The data is presented in accordance with ASC 280, “Segment Reporting”. Revenues in the table below are attributed to geographical areas, based on the location of the end customers.

The following presents total revenues for the years ended December 31, 2023, 2022 and 2021 and long-lived assets including ROU assets as of December 31, 2023, 2022 and 2021.

	Year Ended and as of December 31,
	2023		2022		2021
		Long-		Long-		Long-
	Total	lived	Total	lived	Total	lived
	revenues	assets	revenues	assets	revenues	assets
Americas, principally the United States	$126,419	$5,026	$139,583	$3,588	$115,806	$977
Europe	78,939	290	87,679	328	88,746	662
Eastern Asia	35,352	859	42,108	901	38,988	706
Israel	3,673	42,451	5,723	14,231	5,380	20,876

	$244,383	$48,626	$275,093	$19,048	$248,920	$23,221

The Group has derived approximately 46% of its revenues for the year ended December 31, 2023 from sales in the United States.

NOTE 16:-DERIVATIVE INSTRUMENTS

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

As of December 31, 2023 and 2022, the Group had a net deferred loss associated with cash flow hedges of $175 and $4,577, respectively, recorded in other comprehensive income (loss).

As of December 31, 2023 and 2022, the par value of the Group’s outstanding forward and options collar contracts in the amount of $105,000 and $105,000, respectively, which were designated as payroll. In addition, as of December 31, 2023 and 2022, the Group had $6,500 and $12,500, respectively, outstanding forward contracts which are not designated as hedging contracts.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-DERIVATIVE INSTRUMENTS (Cont.)

The fair value of the Group’s outstanding derivative instruments and the effect of derivative instruments in cash flow hedging relationship on other comprehensive income for the years ended December 31, 2023 and December 31, 2022, are summarized below:

Foreign exchange forward		December 31,
and options contracts	Balance sheet	2023	2022

Fair value of foreign exchange forward and options	Other payables and accrued expenses	$(461)	$(5,143)

Loss recognized in other comprehensive income	“Other comprehensive income (loss)”	$(175)	$(4,577)

The effect of derivative instruments in cash flow hedging relationship on income for the years ended December 31, 2023 and 2022, is summarized below:

		Year Ended
Foreign exchange forward	Comprehensive	December 31,
and options contracts	Income (loss)	2023	2022
Comprehensive loss from derivatives before reclassifications	“Other comprehensive income (loss)”	$(2,165)	$(8,979)

Loss reclassified from accumulated other comprehensive income (loss)	“Operating expenses (income)”	$6,567	$3,683

NOTE 17:-SUBSEQUENT EVENT

a.On February 6, 2024, the Company declared a cash dividend of $0.18 per share. The dividend, which was in the aggregate amount of approximately $5.5 million, was paid on March 6, 2024 to all of the Company's shareholders of record as of February 20, 2024.

b.Subsequent to December 31, 2023, the Company repurchased additional 301,937 of its ordinary shares for an aggregate consideration of $3,584.