Form 20-F
period 2024-12-31
AUDIOCODES LTD
filed 2025-03-26
CIK 1086434

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

6 Ofra Haza Street, Park Naimi Building A, Or Yehuda 6032303, Israel
(Address of principal executive offices)

Shabtai Adlersberg, President and Chief Executive Officer, Tel: 972-3-976-4105 6 Ofra Haza Street, Park Naimi Building A, Or Yehuda 6032303, Israel

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

As of December 31, 2024, the Registrant had outstanding 29,679,755 Ordinary Shares, nominal value NIS 0.01 per share.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐ No ☒

PRELIMINARY NOTE

This Annual Report on Form 20-F, or this Annual Report, contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements can generally be identified as such because the context of the statement will include words such as may, “will,” “intends,” “plans,” “believes,” “anticipates,” “expects,” “estimates,” “predicts,” “potential,” “continue,” or “opportunity,” the negative of these words or words of similar import. Similarly, statements that describe our business outlook or future economic performance, anticipated revenues, expenses or other financial items, introductions and advancements in development of products, and plans and objectives related thereto, and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are also forward-looking statements. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under Item 3.D, “Key Information – Risk Factors” of this Annual Report.

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

We are subject to various risks and uncertainties. Many of the risks summarized and then discussed in greater detail below relate principally to our business, strategy and the industry in which we operate. Other risks relate principally to financial and economic concerns, our operations in Israel, legal, regulatory and tax considerations and ownership of our ordinary shares. We believe that the occurrence of any single, or a combination, of the following factors could have a material and adverse effect on our business, financial condition, cash flow and results of operations.

Summary of Risk Factors

The following is a summary of some of the principal risks we face. The list below is not exhaustive and, therefore, investors should read this “Risk Factors” section in its entirety:

●	Adverse macroeconomic conditions, including inflationary pressures and potential recessionary conditions, as well as actions taken by central banks and regulators across the world (including the U.S. government’s debt ceiling policies and contemplated or actual budget and tax cuts) in an attempt to reduce, curtail and address such pressures and conditions;
●	Our quarterly results of operations have fluctuated in the past and we expect these fluctuations to continue, any actual or anticipated fluctuations in our results of operations could require that we issue revised guidance, and the failure to meet the expectations of our investors or analysts could have a material and adverse impact on our share price;
●	Our business will be harmed if Microsoft or our other contact center, unified communications and ALL-IP project partners abandon or fail to achieve the expected growth of solutions compatible with our products or if we are unable or unwilling to change our products when and as may be required in order to remain a certified partner;
●	If our new products fail to generate anticipated demand, we will realize a lower-than-expected return from our investment in research and development;
●	Rapid technological development in the communications equipment market necessitates that we effectively manage transition to the next generation of our products;
●	The increased adoption of IP networks may adversely affect the demand for media gateway products;
●	Our results of operations could be materially and adversely affected if we cannot keep pace with technological changes impacting the development of our products and implementation of our business needs, including with respect to automation and the use of artificial intelligence, or AI;
●	New industry standards, the modification of our products to meet additional existing standards or the addition of features to our products may delay the introduction of our products or increase our costs;
●	Because we sell most of our products and services to customers who function as intermediaries, such as original equipment manufacturers, or OEMs, network equipment providers, or NEPs, system integrators, carriers/service providers, resellers and distributors, rather than directly to end-users, we are heavily reliant on such intermediaries and have less control over the ultimate selection of products by end-users;
●	The markets we serve are highly competitive and several of our competitors have competitive advantages over us, which may make it difficult for us to maintain profitability;
●	We rely on (i) third-party subcontractors to assemble, and original design manufacturers, or ODMs, to design and manufacture, some of our products, and (ii) third-party suppliers to provide us with key components on a timely basis;
●	We may need additional financing to operate or grow our business;

●	Uncertain economic conditions, macroeconomic changes and trade wars (such as the trade war between the U.S., on the one hand, and China, Mexico and Canada, on the other) may materially and adversely affect our business;
●	The attack on Israel in October 2023 and the ensuing war with the Hamas terror organization, along with related conflicts with their supporters in Lebanon (with the Hezbollah terror organization), Yemen (with the Houthi movement), Syria and Iran, have led to an emergency call up of reserve army soldiers and caused disruption and uncertainty in Israel, including in terms of personal safety, damage to property, economic outlook, geopolitical tensions, the war effort and toll more generally, and any related ceasefires may not be sustained in the near- or long-term, if at all;
●	Political, economic and military conditions in Israel directly affect our operations and we are subject to specific risks, such as (i) fluctuations in the value of the dollar against the NIS, and (ii) labor disputes and strikes;
●	We are subject to ongoing costs, limitations and risks associated with complying with a wide range of rapidly changing and evolving laws and regulations in multiple jurisdictions, including with respect to intellectual property rights and protection, data privacy, AI and machine learning, the use of sustainable materials in our products, electronic waste disposal and the export control of encryption technology;
●	Our results of operations could be materially and adversely affected if we cannot keep pace with technological changes impacting the development of our products and implementation of our business needs, including with respect to automation and the use of AI and machine learning, and any such new technology and/or products may cause us to become less competitive, and higher levels of capital expenditures may be necessary in order to remain competitive;
●	We have a significant presence in international markets and plan to continue to expand our international operations, which exposes us to certain risks that could affect our future growth;
●	The transition to a new presidential administration in the United States, including the potential use and effects of tariffs to address the administration’s policy goals, could materially impact the macroeconomic framework in which we operate;
●	There are significant global shortages of critical components that we utilize in our products and therefore, we may not be able to manufacture sufficient quantities to meet market demand; and
●	Our wage-related expenses in Israel have increased exponentially as a result of the ongoing shortage of skilled research and development, or R&D, employees in Israel, which is causing heightened competition to recruit new skilled R&D employees.

Risks Related to Our Business, Strategy and Industry

The attack on Israel in October 2023, and the ensuing war with the Hamas terror organization and related conflicts with their supporters, could have a material adverse effect on our business, financial position, operating results and cash flow.

On October 7, 2023, terrorists from Hamas and other terrorist organizations infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets, including widespread killings and kidnappings. Shortly following the attack, Israel declared war against Hamas. A ceasefire between the sides took effect in mid-January 2025 but hostilities have since resumed on a limited scale, and future developments are unpredictable. In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Hamas supporters, including Lebanon (with the Hezbollah terror organization) and Syria. The aggressors have utilized, and could continue to use, terror, rocket and drone attacks, which target locations throughout Israel and cause substantial disruption and damage. In response to these attacks, the Israeli army initially carried out targeted strikes on Hezbollah in southern Lebanon and targets in Syria, followed by a ground incursion into southern Lebanon beginning in late September 2024. A ceasefire between Israel and Hezbollah came into effect in late November 2024 but there is no certainty that this ceasefire will be sustained or complied with, if at all. Israel may not be able to defend effectively against such attacks and such attacks could have a material and adverse impact on our business, operations and financial condition.

Iran also joined the hostilities with several significant missile attacks against Israel, and the Houthi movement, which controls parts of Yemen, fired missiles at Israel and sent unmanned aerial vehicles carrying explosives to Israel and launched a number of rocket attacks targeting Israel’s southern border and attacks on marine vessels traversing the Red Sea, which marine vessels were thought to either be in route towards Israel or to be partly owned by Israeli businessmen. It is possible that these hostilities will escalate, and that other terrorist organizations, including the Palestinian military organizations in the West Bank as well as other hostile countries will join the hostilities.

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

We sell our products as components or building blocks to certain potential customers, such as large OEMs, NEPs, enterprises and carriers. These customers incorporate our products into their product offerings, usually in conjunction with value-added services of their own or of third parties. These potential customers may prefer to develop their own technology or purchase third-party technology. They could also manufacture their own components or building blocks that are similar to the ones we offer. Large customers have already committed significant resources in developing integrated product offerings. Customers may decide that this gives them better profitability and/or greater control over supplies, specifications and performance. Customers may therefore not buy components or products from an external manufacturer such as us. This could have an adverse impact on our ability to sell our products and, as a result, may reduce our revenues.

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

Competition in our industry is intense, and we expect competition to increase in the future. Our competitors currently sell products that provide similar benefits to those that we sell. There has been a significant amount of merger and acquisition activity, frequently involving major telecommunications equipment manufacturers acquiring smaller companies, as well as strategic alliances entered into by competitors. We expect that these activities will result in an increasing concentration of market share among these companies, many of whom are our customers.

In the area of enterprise session border controllers, we compete with Oracle, Ribbon Communications, Alianza (acquired Metaswitch from Microsoft), TE-Systems and Ingate.

In the area of low and mid-density digital gateways we face competition from companies such as Ribbon Communications, Cisco, Dialogic, NewRock, Patton, Ferrari and Sangoma.

Our competitors in the area of multi-service business routers are companies such as Cisco, Juniper, Adtran, One-Access (acquired by Ekinops), MicroTik and Huawei.

Our competitors in the area of VoiceAI Connect (connectivity solutions for Voice Conversational AI) include CPaaS companies, such as Twilio, open source projects, such as Jambonz, and integrated voice gateways from Conversational AI and Contact Center vendors, such as Cognigy, Genesys and Verint.

Our competitors in the area of call recording, compliance recording and convenient include companies such as Verint, NICE, ACS, Red Box (acquired by Uniphore), Teleware and Dubber.

Our competitors in the area of Conversational IVR, Speech Attendants include, but are not limited to, Nuance, Parlance and other contact center vendors which provide IVR solutions.

Our competitors in the area of applications leveraging speech recognition and conversational AI technology include companies such as Twilio, Nuance (acquired by Microsoft) and IBM, as well as Contact Center vendors such as Genesys, NICE and Five9. Some public cloud providers offer technology and services that partially overlap with ours and several smaller startup companies are also developing competing solutions.

Our competitors in the area of SmartTAP360 and Interaction Insights live, which focus mainly on compliance and quality recording in conjunction with Microsoft Teams, include, among others, ASC, Red Box (acquired by Uniphore), Dubber, CallCabinet, Numonix, NICE and Verint. Such competitors are currently listed in the certified list of Microsoft vendors although we mainly see their presence in mid-market projects.

Our competitors in the area of Meeting Insights, which is focused on productivity enhancement, organization repository and sharing for meetings in the Microsoft Teams and Zoom, include, but are not limited to, Microsoft, Zoom, Avoma, Otter, Fireflies.AI and timeOS.

Our principal competitors in the area of IP phones and meeting room devices are “best-of-breed” IP phone vendors and end-to-end IP telephony vendors. “Best of breed” IP phone vendors sell standards-based SIP phones that can be integrated into any standards-based IP-PBX or hosted IP telephony system. These competitors include HP, Yealink, Logitech, Crestron, Neat and many others.

Our main competitor in the area of Live is the in-house implementation of projects (after buying products either directly or through an integrator). Competition is also exhibited in the form of system integrators, such as Converge One, NTT, OBS and BT, among several others, in various sizes, locations and specialties.

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

Our competitors in the area of contact center include, but are not limited to, Anywhere365, Luware, Landis, ComputerTalk, Tendfor and other contact center vendors, primarily focused on the Microsoft Teams product. Our competitors in content delivery or connectivity platform, as well as Operator Connect Accelerate, Zoom exchange providers and WebEx enablement, include: (i) SIPPIO; (ii) DSTNY Group; (iii) Nuwave; and (iv) CallTower. Some of our competitors are also customers of our products and technologies.

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

We also sell our products directly to telecommunications carriers, service providers or other end-users. We have traditionally relied on third-party distributors and OEMs to test and/or sell our products and to inform us about the requirements of end-users. Telecommunications carriers and other service providers have great bargaining power in negotiating contracts. Generally, contracts with end-users tend to be more complex and impose more obligations on us than contracts with third-party distributors. We may be unable to meet the requirements of these contracts. If we are unable to meet the conditions of a contract with an end-user customer, we may be required to pay liquidated damages or become subject to liabilities that could result in a material adverse effect on our financial condition and results of operations.

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

We have not entered into any long-term supply agreements or alternate source agreements with our suppliers and, while we maintain an inventory of critical components, our inventory of chips would likely not be sufficient if we had to engage an alternate supplier for any portion of these components.

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

In 2024, 2023 and 2022, sales to Westcon Group, our largest customer in 2024, accounted for approximately 13.3%, 16.3%and 15.1%, respectively, of our total revenues, and sales to ScanSource Communications Group accounted for approximately 11.7%, 10.3% and 10.0%, respectively, of our total revenues. Both ScanSource and Westcon act as distributors or perform order fulfillment for smaller orders from other customers and do not purchase products for internal use. If we lose a large customer, or if purchases made by such customers are significantly reduced, or if a large customer fails to pay for the products it purchases from us, our revenues and results of operations could be adversely affected.

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

A significant portion of our marketing and sales involves the aid of independent sales representatives that are not under our direct control. We cannot be certain that our current independent sales representatives will continue to distribute our products or that, even if they continue to distribute our products, they will do so successfully. These representatives are not subject to any minimum purchase requirements and can discontinue marketing our products at any time. In addition, these representatives often market the products of our competitors. Accordingly, we must compete for the attention and sales efforts of our independent sales representatives.

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

We use internally developed and third-party developed machine learning and AI technologies in our offerings and business, and we are making investments in expanding our AI-related capabilities in our products, services and tools, including ongoing deployment and improvement of existing machine learning and AI technologies. Over the last decade, AudioCodes has developed a range of software-based voice productivity solutions through our Voice.AI business line. These include the Voca range of conversational AI-related solutions that incorporate voice recognition, AI and machine learning technologies, SmartTAP 360° Live, an intelligent, secure enterprise compliance recording solution, Meeting Insights, an innovative tool for easily capturing and organizing all meeting-generated content and Voice.AI Connect a cloud-based solution that simplifies the integration of any cognitive voice service and bot framework with any voice or telephony channel to deliver an enhanced customer service experience.

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

Members of the investment community have in the past several years heavily factored in a company’s commitment to environmental, social and governance, or ESG, -related initiatives and sustainability performance as part of their overall investment thesis and strategy, and, to the extent still emphasized, such investors could elect to eventually forego their investment in us to the extent we fail to satisfy such metrics. Moreover, the increased focus by regulators and other stakeholders on ESG-related practices and disclosures has created, and will likely create for the foreseeable future, increased pressure regarding the enhancement of, and modification to, our disclosure and governance practices. Recently, there has been a growing concern and emphasis by governmental agencies regarding the effects of climate change on the environment and the need to make disclosures to investors regarding a company’s environmental footprint. For example, on March 6, 2024, the SEC has sought to adopt rules requiring public companies to include certain climate-related disclosures in their respective registration statements and annual reports filed with the SEC, including climate-related financial statement metrics, greenhouse gas emissions and climate-related targets and goals, and management’s role in managing material climate-related risks. A number of state legislators and regulators, including California laws S.B. 253, S.B. 261 and A.B. 1305 in the State of California, as well as non-U.S. governmental agencies (such as the EU’s Corporate Sustainability Reporting Directive), have adopted or are currently considering proposing or adopting other rules, regulations, directives, initiatives and laws requiring ESG-related disclosures or limiting (or affirmatively requiring) certain ESG-related conduct. In the event that we were to become subject to any of the newly adopted climate change and/or ESG-related disclosure regimes, including in the United States, Europe and elsewhere, it could require us to, among other things, (i) restrict or limit our operating activities or other conduct, (ii) make material capital improvements and expend material capital resources in connection with such compliance efforts, and (iii) alter our business and operational strategy more generally. Furthermore, there continues to be a lack of consistent proposed climate change and ESG-related legislation, which creates regulatory and economic uncertainty. Separately, enhanced climate-related disclosure requirements and obligations could lead to reputational or other harm with customers, regulators, investors or other stakeholders and could also increase our litigation risks relating to statements alleged to have been made by us or others in our industry regarding climate change risks, or in connection with any future disclosures we may make regarding reported emissions, particularly given the inherent approximations, estimations and uncertainties with respect to calculating, determining and reporting greenhouse gas emissions. Additionally, governmental regulators, including the SEC, have also from time to time applied additional scrutiny to existing climate change-related assertions in public disclosures, increasing the potential for enforcement if any such governmental regulator were to allege that our climate change-related disclosures are misleading or deficient. As a result of the foregoing, we currently face, and are likely to continue to face, increasing pressure regarding our ESG-related disclosures, practices, initiatives and sustainability performance in the near- and long-term. We continue to monitor for these changes and their potential impact on our business, financial condition and industry at large, and seek to implement measures to comply with all such newly implemented requirements; however, given the rapidly changing nature of these rules, regulations, directives, initiatives and laws, and the heightened regulatory scrutiny being applied by governmental agencies across numerous jurisdictions, it is not possible to predict how such matters will ultimately impact our business or that of our critical counterparties at this time.

Financial and Economic Risks

High rates of global inflation and the occurrence of a recession could have a material and adverse impact on our business, results of operations and financial condition.

During 2022 and 2023, the global markets experienced, and continue to experience, higher rates of inflation as a result of several market factors, including in the form of increased costs pertaining to labor, materials, shipping and overhead. Throughout 2022 and into 2023, the Federal Reserve in the United States increased the federal funds rate target range to combat inflation, reaching a range of 5.25% to 5.50% in July 2023. Although the Federal Reserve has announced three rate decreases since that time, with the most recent cut made in December 2024 to a target range of 4.25% to 4.50%, interest rates still remain relatively high. The national economy in the United States in particular continues to experience elevated levels of inflation. As of December 31, 2024, the year over year consumer price index increase was 2.9% primarily driven by increases in food, transportation, and shelter prices. As a result of these inflationary pressures, governments in many countries implemented tighter monetary policies (including in the form of higher interest rates), which could slow the growth rate of local economies and restrict the availability of credit and financing. Interest rates may increase further, or they may remain at current levels for the near-term, and this new interest rate environment could materially and adversely affect our business, the counterparties with which we interact and the global economy at large. We believe that our financial condition and results of operations have thus far not been materially impacted by inflationary pressures; however, as a result of inflationary pressures, more organizations have sought to deploy technology on a “pay per use” subscription model, leveraging advances in cloud-based technologies (such as Unified Communications as a Service and Contact Center as a Service).

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

Our customers expect us to maintain an inventory of products available for purchase off-the-shelf subsequent to the initial sales cycle for these products. This may require us to incur the costs of manufacturing inventory without having a purchase order in place for the specific products. The VoIP industry is subject to rapid technological change and volatile customer demands, which result in a short product commercial life before a product becomes obsolete. If we are unable to sell products that are held in inventory, we will need to write off all or a part of the inventory value of these products. Write-offs and obsolescence could materially and adversely affect our operating results and financial condition. During the years ended December 31, 2024 and 2023 we wrote off inventory in the aggregate amount of approximately $4.8 million and approximately $1.1 million, respectively. During the year ended December 31, 2022, our inventory write off was immaterial. We have incurred and are likely to continue to incur in the near- and long-term, write-offs as a result of slow-moving items, excess inventories, discontinued products and products with net realizable value lower than cost.

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

The transition to a new presidential administration in the United States, including the potential use and effects of tariffs to address the administration’s policy goals, could materially impact the macroeconomic framework in which we operate.

The transition to a new presidential administration in the United States could impact our business and operations, including the macroeconomic framework in which we operate. We are unable to precisely predict what actions the new administration will take. For example, the Trump administration has expressed various intentions to impose tariffs on certain goods or other countries to the United States, and has indicated that his administration will treat national security much differently than the current and previous presidential administrations. Since taking office in January 2025, the Trump administration has already issued numerous executive orders, and has utilized the threat of tariffs, including against Colombia, in connection with the implementation of its domestic policies. Any trade wars, through the implementation of tariffs or otherwise, could materially and adversely affect us, directly and indirectly, including by adversely impacting the supply chains for our operations, and increasing the costs of services we provide and utilize. Moreover, the change in presidential administration, as well as a transition of control in the House of Representatives and United States Senate, creates regulatory uncertainty and it remains unclear as to what specifically the President would or would not do with respect to certain programs and initiatives.

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

In late 2024 and early 2025, a new round of trade restrictions was announced by China and the United States. For example, in December 2024, China issued further rules restricting exports of materials that can typically be used in military applications including antimony, gallium, germanium and other superhard materials. The United States thereafter issued reciprocal tariffs, increasing tariffs on many items from China from 25% to 50%, effective January 1, 2025. On February 1, 2025, the United States again further increased tariffs on imports of many products from China to 60%, and in March 2025, the United States further increased the tariff on imports of many products.

The return of the Trump administration and its recent imposition of additional tariffs on a number of countries in 2025, including in China, Mexico and Canada, and threat of trade wars against foreign countries/regions have created even more uncertainties in international trade which may affect our business. President Trump has ordered his trade advisers to come up with “reciprocal” tariffs on U.S. trade partners to retaliate against taxes, tariffs, regulations and subsidies, thus increasing the possibility of a global trade war. If implemented, such tariffs and countermeasures could increase the cost of raw materials and components that we transport, disrupt global supply chains and create additional operational challenges. The imposition of tariffs could increase costs of the end-user products we supply that we may not be able to pass on to our customers, which could in turn cause a decrease in the sales of our products and materially and adversely affect our business and results of operations. Since we operate in the United States and deliver products and services to customers in the United States, the trade wars with China, Mexico and Canada could materially and adversely affect us, and especially if, when and to the extent escalated, may cause global economic turmoil and adversely impact the supply chain for our products, the cost of our products and the demand for our products and, thus, may have a material adverse effect on our business and results of operations. The institution of trade tariffs globally, and between the U.S., on the one hand, and China, Mexico, Canada and other jurisdictions, on the other, specifically, may negatively impact the affected countries’ economic conditions, which could negatively affect demand for our products in those countries and materially and adversely affect our business and results of operations of our customers serving the affected markets.

The prices of our products may become less competitive due to foreign exchange fluctuations.

Although we have operations throughout the world, the majority of our revenues and our operating costs in 2024 were denominated in, or linked to, the dollar. Accordingly, we consider the dollar to be our functional currency. However, a significant portion of our operating costs in 2024 (including our cost of revenues) were incurred in NIS. During 2024, the NIS depreciated against the dollar, which resulted in a decrease in the dollar costs of our operations in Israel. As a result of this differential, from time to time we may experience increases in the costs of our operations outside the United States, as expressed in dollars. If there is a significant increase or fluctuation in our expenses, we may be required to increase the price of our products, which could make our products and services less competitive in the markets in which we operate. Currently, our international sales are denominated primarily in dollars. Therefore, any devaluation in the local currencies of our customers relative to the dollar could cause customers to decrease or cancel orders or default on payment.

Our sales to European customers denominated in Euros are increasing. Sales denominated in Euros could make our revenues subject to fluctuation in the Euro/dollar exchange rate. If the dollar appreciates against the Euro, we may be required to increase the prices of our products that are denominated in Euros. In 2024, the Euro depreciated against the dollar, which resulted in an increase in the prices of our products that are denominated in Euros.

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

In December 2023, President Biden signed an executive order which seeks to strengthen U.S. sanctions authorities against financial facilitators of Russia’s war effort and additionally provided authority to broaden U.S. import bans on certain Russian goods. Likewise, in February 2024, the United States’ Treasury Department, State Department and Department of Commerce, collectively, imposed an extensive set of new sanctions on Russia, which specifically target Russia’s financial sector and military-industrial operations. Such sanctions seek to restrict Russia’s energy industry and limit the evasion of sanctions outside the United States, including by encompassing 500 additional persons associated with the ongoing Russo-Ukrainian conflict. Moreover, in August 2024, the United States Treasury Department imposed sanctions on more than 400 entities and persons that have supported Russia’s war effort in Ukraine, including certain companies in China that the U.S. government asserted have helped Russia evade prior sanctions applied by western nations and strengthen its military efforts. The United States additionally in August 2024 added 105 Russian and Chinese firms to a trade restrictions list for ongoing alleged support of the Russian military, including by sending U.S. electronics to Russian military-related end-users as well as producing drones for Russia’s use. In December 2024, the European Council introduced a further sanctions package against Russia, which, among other things, added 54 persons and 30 entities allegedly responsible for actions undermining or threatening the territorial integrity, sovereignty and independence of Ukraine to the list of persons, entities and bodies subject to restrictive measures set out in the Annex to Decision 2014/145/CFSP.

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

Changes in regional and global politics are leading to changes in the globalization and harmonization trends that prevailed in recent decades. Threats of trade barriers, customs and duties and other political considerations, including mass strikes, wars, escalating or outbreak of armed hostilities, including the ongoing Russo-Ukraine war and Israel-Hamas conflict, and other crises, are causing instability in the accepted world order and the stability of financial markets. This may impact both our ability to manufacture and sell our products and services, which would affect our results of our operations and may also affect the price of our ordinary shares. Our business and operations are subject to uncertain macroeconomic changes, any of which could result in suspended operations, business interruptions, and impediments to our business. Moreover, we are subject to risks of hostilities, confiscation, deprivation of assets or military action that may directly or indirectly impact our operations, assets or financial performance in the areas where we operate. Most recently, for example, the conflict in Ukraine has resulted in, among other things, significant regional instability and geopolitical shifts, and material and adverse effects on global macroeconomic conditions, financial markets, exchange rates and supply chains. Likewise, the assaults launched by Hamas and its supporters, including Lebanon (with the Hezbollah terror organization) and Syria, has caused substantial regional instability and extreme volatility in the global markets at large. It is not possible at this time to predict or determine the ultimate consequences of the conflict in Ukraine and the ongoing war with Hamas and its supporters, which could include, among other things, greater regional instability, geopolitical shifts and other material and adverse effects on macroeconomic conditions, currency exchange rates, supply chains and financial markets.

Terrorist attacks, or the threat of such attacks, may negatively impact the global economy which may materially adversely affect our business, financial condition and results of operation and may cause the price of our ordinary shares to decline.

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

Since the onset of COVID-19, the semiconductor industry has experienced, and continues to experience, significant shortages in capacity, which has resulted in the elongation of the lead time required to produce semiconductors. Given that semiconductors are a key component in our business, the inability to receive sufficient amounts of semiconductors on an expedited basis could impact our ability to deliver our products and services to third parties on a timely basis or could lead to an increase in the costs of inventory and overall purchase price of components. In the event that the capacity shortage in the semiconductor industry (and other components) continues for an extended period of time in the future, it could, among other things, have a material and adverse impact on (i) our manufacturing capabilities, (ii) our customer relationships, (iii) demand for our products and services and (iv) revenue and results of operations more generally. In the event that the semiconductor shortage improves in the near-term, such industry is historically cyclical and is characterized by rapid and recurring changes in technology, price erosion, short product life cycles, fluctuations in supply and demand, and product obsolescence. Therefore, another material shortage could occur in the future. In 2023, the United States sought to tighten export control rules designed to limit the flow of artificial intelligence semiconductors to China, and the Netherlands intended to curb sales of certain ASML equipment from being sold to China’s chipmakers. While 2024 generally exhibited improvements in the lead times of component supply, there are families of components which have not yet reached their pre COVID-19 supply lead times. Given the current uncertainty of the global markets, we are not able at this time to estimate the ultimate long-term impact that the shortage of semiconductors (or other components) will have on our business.

Risks Related to Operations in Israel

Conditions in Israel affect our operations and may limit our ability to produce and sell our products or raise finance and instability in the Middle East may adversely affect us.

We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. There has been an increase in unrest and terrorist activity in Israel, which has continued with varying levels of severity for many years through the current period of time. This has led to ongoing hostilities between Israel, the Palestinian Authority, other groups in the West Bank and the Gaza Strip, and the northern border with Lebanon, as well as in the Golan Heights, Iran and the Houthi movement in Yemen, including the war with Hamas launched in October 2023 and attacks on the Hezbollah terror organization in southern Lebanon as described above. The future effect of these conflicts on the Israeli economy and our operations is unclear. The Israeli-Palestinian conflict may also lead to political instability between Israel and its neighboring countries.

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

We generate most of our revenues in dollars and, in 2024, a significant portion of our expenses, primarily salaries, related personnel expenses and the leases of our buildings in Israel, were incurred in NIS. We anticipate that a significant portion of our expenses will continue to be denominated in NIS.

Our NIS related costs, as expressed in dollars, are influenced by the exchange rate between the dollar and the NIS. During 2024 and 2023, the NIS depreciated against the dollar, which resulted in a decrease in the dollars cost of our operations in Israel. To the extent the dollar weakens against the NIS, we could experience an increase in the cost of our operations, which are measured in dollars in our financial statements, which could adversely affect our results of operations. In addition, in periods in which the dollar appreciates against the NIS, we bear the risk that the rate of inflation in Israel will exceed the rate of such devaluation of the NIS in relation to the dollar or that the timing of such devaluations lags considerably behind inflation, which will increase our costs as expressed in dollars.

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

Because exchange rates between the NIS and the dollar continually fluctuate, exchange rate fluctuations have an impact on our profitability and period-to-period comparisons of our results of operations. For example, in 2024, the value of the dollar increased in relation to the NIS by 0.6% and the inflation rate in Israel was 3.2%. In 2023, the value of the dollar increased in relation to the NIS by 3.1% and the inflation rate in Israel was 3.0%. In 2022, the value of the dollar increased in relation to the NIS by 13.2% and the inflation rate in Israel was 5.3%. Our results of operations may be materially and adversely affected in case of a decrease in the value of the dollar to the NIS.

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

As of December 31, 2024, we have a contingent obligation to pay royalties in the amount of approximately $22.1 million, related to historical grants received by two of our subsidiaries.

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

Israeli law and provisions in our articles of association may delay, prevent or make difficult a merger with or an acquisition of us, which could prevent a change of control and therefore depress the price of our ordinary shares.

Provisions of Israeli law may delay, prevent or make undesirable a merger or an acquisition of all or a significant portion of our ordinary shares or assets. Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions may limit the price that investors may be willing to pay in the future for our ordinary shares. In addition, our articles of association contain certain provisions that may make it more difficult to acquire us, such as a staggered board, the ability of our board of directors to issue preferred stock and limitations on business combinations with interested shareholders. Furthermore, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders.

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

Enforcement of intellectual property rights may be expensive and may divert the attention of management and of research and development personnel away from our business. Intellectual property litigation could also call into question the ownership or scope of rights owned by us. Additionally, our products may be manufactured, sold, or used in countries that provide less protection to intellectual property than that provided under U.S. or Israeli laws or where we do not hold relevant intellectual property rights.

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

We believe that the frequency of third-party intellectual property claims is increasing, as patent holders, including entities that are not in our industry and that purchase patents as an investment or to monetize such rights by obtaining royalties, use infringement assertions as a competitive tactic and a source of additional revenue. Any intellectual property claims against us, even if without merit, could cost us a significant amount of money to defend and divert management’s attention away from our business. We may not be able to secure a license for technology that is used in our products, and we may face injunctive proceedings that prevent distribution and sale of our products even prior to any dispute being concluded. These proceedings may also have a deterrent effect on purchases by customers, who may be unsure about our ability to continue to supply their requirements. We may be forced to repurchase our products and compensate customers that have purchased such infringing products. We may be forced to redesign a product so that it becomes non-infringing, which may have an adverse impact on our results of operations.

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

We must comply with continually evolving privacy-related laws and regulations in multiple jurisdictions, including with respect to AI and machine learning.

Our use and handling of personally identifiable data is regulated at the international, federal and state levels, and we are subject to a variety of local and international privacy laws and regulations that govern the collection, use, retention, sharing, processing, export and security of personal information. The regulatory environment surrounding information security and privacy is increasingly demanding. For example, the General Data Protection Regulation, or the GDPR, which came into effect on May 25, 2018, implemented stringent operational requirements for companies that are established in the EU or, where not established in the EU, offer goods or services to individuals in the EU or monitor the behavior of individuals in the EU. Failure to comply with the GDPR can result in fines of up to EUR 20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher. The related UK GDPR and the UK Data Protection Act of 2018, which ensures that the United Kingdom has in effect the same high standards for data protection in place as under the GDPR, impose stringent operational requirements in the United Kingdom (including through restrictions on processing of personal data and cross-border transfers of personal data, and mandatory breach reporting to regulators and, under certain circumstances, to the individuals whose personal data was compromised in the breach).

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

Other new laws and regulations are rapidly coming into effect while existing legislation is quickly evolving. In the United States, the SEC adopted new rules requiring public companies to disclose information about a material cybersecurity incident, including any breach of personal data, within four business days of determining that it has experienced a material cybersecurity incident. The final rule applicable to the cybersecurity disclosure to be included in our (i) Current Reports on Form 6-K became effective on December 18, 2023, and (ii) Annual Report on Form 20-F became effective for any fiscal year ending on or after December 15, 2023. Likewise, several privacy laws in the United States came into effect in 2023 and 2024, including in California, Virginia, Colorado, Connecticut, Utah, Montana, Oregon and Texas, all of which give new data privacy rights to their respective residents and impose significant obligations on controllers and processors of consumer data.

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

The introduction of AI, an emerging technology in the early stages of commercial use, into our business and operations may subject us to new or heightened legal, regulatory, ethical, operational, reputational, or other risks. The models underlying AI may be incorrectly or inadequately designed or implemented and trained on, or otherwise use, data or algorithms that are, and output that may be, incomplete, inadequate, misleading, biased, poor-quality or otherwise flawed, any of which may not be easily detectable. Further, inappropriate or controversial data practices by developers and end-users or other factors adversely affecting public opinion of AI could impair the acceptance of AI, including those incorporated in our business and operations. If the AI that we use is deficient, inaccurate or controversial, we could incur operational inefficiencies, competitive harm, legal and regulatory action, brand or reputational harm, or other adverse impacts on our business and financial results. Further, there can be no assurance that our use of AI will be successful in enhancing our business or operations or otherwise result in our intended outcomes, and our competitors may incorporate AI into their businesses or operations more quickly or more successfully than us.

Existing privacy-related laws and regulations in the United States and other countries are evolving and are subject to potentially differing interpretations, and various U.S. federal and state or other international legislative and regulatory bodies may expand or enact laws regarding privacy and data security-related matters. Due to the fact that privacy and information security laws and regulations are subject to change from time to time, our compliance with them may result in cost increases due to necessary systems changes and the development of new processes. Any new or modified laws and regulations may require that we modify our data processing practices and policies, and incur substantial costs and expenses in an effort to comply with such laws and regulations. These laws are complex and there is no ubiquitous approach to maintaining compliance. Requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. If we fail to comply with any of these laws and regulations, we could be subjected to legal risk and other adverse effects to our business and operations. With respect to AI specifically, it is possible that we will not be able to anticipate how to respond to rapidly developing laws and regulations. Further, if we do not have sufficient rights to use the data or algorithms on which our AI solutions rely or the output generated thereby, we also may incur liability through the violation of applicable laws and regulations, third-party intellectual property, privacy or other rights, or contracts to which we are a party. We may not be able to sufficiently mitigate or detect any of the foregoing risks or concerns given our and other market participants’ lack of experience with using AI, the pace of technological change, and rapid adoption of AI by our business partners and competitors. Any actual or perceived failure to address risks or concerns relating to the use of AI, whether unfounded or not, could adversely affect our business and operations.

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

Based on the composition of our gross income, the composition and value of our gross assets and the amounts of our liabilities for each taxable year from 2006 through 2024, we do not believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes during any of such tax years. There can be no assurance that we will not become a PFIC in the current tax year or any future tax year in which, for example, the value of our assets, as measured by the public market valuation of our ordinary shares, declines in relation to the value of our passive assets (generally, cash, cash equivalents and marketable securities). If we are a PFIC for any tax year, U.S. shareholders who own our ordinary shares during such year may be subject to increased U.S. federal income tax liabilities and reporting requirements for such year and succeeding years, even if we cease to be a PFIC in such succeeding years. A U.S. holder of our ordinary shares will be required to file an information return containing certain information required by the U.S. Internal Revenue Service for each year in which we are treated as a PFIC with respect to such holder.

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

As a foreign private issuer subject to U.S. federal securities laws, we spend a significant amount of management time and resources to comply with laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, regulations promulgated by the United States Securities and Exchange Commission, or the SEC, and Nasdaq listing rules. While we have developed and instituted corporate compliance programs and continue to update our programs in response to newly implemented or changing regulatory requirements, we cannot provide assurance that we are or will be in compliance with all potentially applicable corporate regulations. If we fail to comply with any of these regulations, we could be subject to a range of regulatory actions, fines or other sanctions or litigation. In connection with our compliance with the internal control provisions of Section 404 and the other applicable provisions of the Sarbanes-Oxley Act, our management and other personnel devote a substantial amount of time and may need to hire additional accounting and financial staff, to assure that we comply with these requirements. The additional management attention and costs relating to compliance with the Sarbanes-Oxley Act, the Dodd-Frank Act and other corporate governance requirements could materially and adversely affect our financial results.

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

Other new laws and regulations are rapidly coming into effect or are being contemplated, which create further corporate governance and disclosure requirements. For example, the SEC recently adopted new rules on Cybersecurity Risk Management, Strategy, Governance and Incident Disclosure, which will require reporting companies, including us, to report information relating to certain cyber-attacks or other information security breaches in disclosures required to be made under the federal securities laws and may increase our costs of doing business, expose us to potential compliance risk, including the ability to make timely disclosures to the public, and impact the manner in which we operate. Any such cyber incidents involving our computer systems and networks, or those of third parties important to our business, could have a material adverse effect on our business, financial condition, results of operations and prospects. Additionally, the rapid evolution and increased adoption of AI technologies and our obligations to comply with emerging laws and regulations may require us to develop additional AI-specific governance programs and comply with related disclosure regimes.

There remains increased focus from lawmakers and regulators on corporate ESG practices, including climate change and related ESG disclosure requirements. Expectations regarding voluntary ESG initiatives and disclosures may result in increased costs (including but not limited to increased costs related to compliance, stakeholder engagement, contracting and insurance), changes in demand for certain products, enhanced compliance or disclosure obligations, or other adverse impacts to our business, financial condition or results of operations. In addition, standards for tracking and reporting ESG matters continue to evolve, and our business may be impacted by new laws, regulations or investor criteria in the United States, Europe and around the world related to ESG. In March 2024, the SEC adopted new rules that will require registrants to provide certain climate-related information in their registration statements and annual reports. The rules require information about a registrant’s climate-related risks that are reasonably likely to have a material impact on its business, results of operations, or financial condition. The required information about climate-related risks will also include disclosure of a registrant’s greenhouse gas emissions. In addition, the rules will require registrants to present certain climate-related financial metrics in their audited financial statements. The SEC’s newly adopted climate-related disclosure rules may require us to incur significant additional costs to comply, including the implementation of significant additional internal controls processes and procedures regarding matters that have not been subject to such controls in the past and expanded data collection, analysis and certification with respect to greenhouse gas emissions reporting that may not be complete or accurate, and impose increased oversight obligations on our management and board of directors. These and other regulations, disclosure-related and otherwise, including California laws S.B. 253, S.B. 261 and A.B. 1305 and the EU’s Corporate Sustainability Reporting Directive, may increase our costs as well as increase scrutiny regarding our ESG efforts, which may enhance the risks discussed in this risk factor. These legal and regulatory requirements, as well as investor expectations related to ESG practices and disclosures are subject to change, can be unpredictable, and may be difficult and expensive for us to comply with. If we fail to adapt to or comply with all laws, regulations, policies and related interpretations, our business and reputation could be negatively impacted, and our share price and access to/cost of capital could be materially and adversely affected. Additionally, many of our customers and suppliers may be subject to similar expectations, which may augment or create additional risks, including risks that may not be known to us.

Risks Relating to the Ownership of our Ordinary Shares

The price of our ordinary shares may fluctuate significantly.

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Between January 1, 2018 and March 11, 2025, the trading price of our ordinary shares on Nasdaq has fluctuated from a low of $6.62 to a high of $44.94. The following factors may cause significant fluctuations in the market price of our ordinary shares:

●	fluctuations in our quarterly revenues and earnings or those of our competitors;
●	shortfalls in our operating results compared to levels forecast by securities analysts or by us;
●	announcements concerning us, our competitors or telephone companies;
●	announcements of technological innovations;
●	the introduction of new products;
●	changes in product price policies involving us or our competitors;
●	market conditions in the industry in which we operate;
●	trade wars, including the implementation of tariffs and reciprocal tariffs by nations throughout the world;
●	integration of acquired businesses, technologies or joint ventures with our products and operations;
●	the conditions of the securities markets at large, particularly in the technology and Israeli sectors; and
●	political, economic and other developments in the State of Israel and worldwide.

In addition, stock prices of many technology companies fluctuate significantly for reasons that may be unrelated or disproportionate to operating results. The factors discussed above may depress or cause volatility of the price of our ordinary shares, regardless of our actual operating results.

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

It is our policy that we will generally not provide quarterly forecasts of the results of our operations. This could result in the reduction of research analysts who cover our ordinary shares. Any reduction in research coverage could affect the willingness of investors, particularly institutional investors, to invest in our ordinary shares which could affect the trading market for our ordinary shares and the price at which our ordinary shares are traded.

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

We have a worldwide sales, marketing and support infrastructure that is comprised of independent distributors and value-added resellers, and our own personnel resulting in a sales, marketing and support presence in many countries, including markets in North America, Western and Eastern Europe, the Asia Pacific region and Latin America. We expect to continue to increase our sales headcount, our applications development headcount, our field support headcount, our marketing headcount and our engineering headcount and, in some cases, establish new relationships with distributors, particularly in markets where we currently do not have a sales or customer support presence. As we continue to expand our international sales and operations, we are subject to a number of risks, including the following:

●	greater difficulty in enforcing contracts and accounts receivable collection, as well as longer collection periods;
●	increased expenses incurred in establishing and maintaining office space and equipment for our international operations;
●	fluctuations in exchange rates between the dollar and foreign currencies in markets where we do business;
●	greater difficulty in recruiting local experienced personnel, and the costs and expenses associated with such activities;
●	general economic and political conditions in these foreign markets (for example changes in oil prices and the global economy have affected growth and ultimately the demand for our products in China);
●	economic uncertainty around the world;
●	management communication and integration problems resulting from cultural and geographic dispersion;
●	risks associated with trade restrictions and foreign legal requirements (such as privacy and cyber security), including the importation, certification, and localization of our solutions required in foreign countries, such as high import taxes in Brazil and other Latin American markets where we sell our products;
●	greater risk of unexpected changes in regulatory practices, tariffs, and tax laws and treaties;
●	the uncertainty of protection for intellectual property rights in some countries;
●	greater risk of a failure of employees to comply with both U.S. and foreign laws, including antitrust regulations, the U.S. Foreign Corrupt Practices Act, or the FCPA, and any trade regulations ensuring fair trade practices; and
●	heightened risk of unfair or corrupt business practices in certain regions and of improper or fraudulent sales arrangements that may impact financial results and could result in restatements of, or irregularities in, financial statements.

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

The success of our business depends in large part upon the continuing contributions of our management and key personnel. Specifically, we rely heavily on the services of Shabtai Adlersberg, our President and Chief Executive Officer, and Lior Aldema, our Chief Business Officer. Mr. Adlersberg is also a member of our board of directors. If our President and Chief Executive Officer or our Chief Business Officer are unable or unwilling to continue with us, our results of operations could be materially and adversely affected. We do not carry key person insurance for our key personnel.

The success of our business also depends upon our continuing ability to attract and retain other highly qualified management, technical, sales and marketing personnel. We require highly qualified technical personnel who are capable of developing technologies and products and providing the technical support required by our customers. We experience competitive pressure with respect to retaining and hiring employees in the high technology sector in Israel. In 2023, Israel faced a shortage of qualified technical personnel with the requisite experience in the industry in which we operate. Specifically, there was a notable shortage of engineers who were familiar with the intricacies and bespoke aspects of our products and services. To the extent that such trends continue in 2025 (and beyond) and we fail to hire and retain skilled employees, our business may be adversely affected, including our ability to deliver products and services on a timely basis. Moreover, to the extent we are able to successfully recruit and retain additional technical personnel, we may be required to incur significant costs due to steep salary increases. Given the substantial demand for such services, we may be unsuccessful in attracting and retaining an adequate number of technical personnel to support our current operations and the potential expansion of our business.

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

AudioCodes Ltd. was incorporated in 1992 under the laws of the State of Israel. We initially concentrated on low-bit-rate speech compression technology, later moving into voice over packet, or VoP, chips, VoIP communication modules, blades and boards. In 2001, we released an analog media gateway based on blade and chip technologies. This was followed by a family of VoIP media gateways combining analog and digital telephony interfaces. We then began developing high density VoIP media gateways and media servers. As the decade progressed, we expanded our product portfolio with session border controllers (2006), multi-service business routers and gateways (2008) and IP phones (2011), complemented in recent years by Microsoft Teams meeting rooms solutions.

Over the last decade, AudioCodes has developed a range of software-based voice productivity solutions through our Voice.AI business line. These include the Voca range of conversational AI-related solutions and Microsoft Teams contact center that incorporate voice recognition, AI and machine learning technologies, SmartTAP 360° Live, an intelligent, secure enterprise compliance recording solution, Meeting Insights, an innovative tool for easily capturing and organizing all meeting-generated content and Voice.AI Connect, a cloud-based or on premises solution that simplifies the integration of any cognitive voice service and bot framework with any voice or telephony channel to deliver an enhanced customer service experience.

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

Today, we supply end-to-end solutions for the enterprise, contact center and service provider markets, offering a flexible portfolio of fully managed services of our products and applications. In order to o provide these solutions, we developed Live Platform, which is a unique service delivery platform that combines certified solutions for unified communications and contact center environments, while leveraging AI and cloud services to enhance user, agent and customer experience.

Complemented by advanced onboarding automation and management tools, this innovative, cloud-based solution delivers PSTN connectivity for Microsoft Teams, Webex Calling and Zoom Phone, along with a range of add-on AI-powered voice applications designed to enhance employee experience and customer experience.

Live Platform enables AudioCodes to deliver managed services to its direct customers as well as empowering partners to offer UC calling and contact center services simply and efficiently.

Our principal executive offices are located at 6 Ofra Haza Street, Park Naimi Building A, Or Yehuda 6032303, Israel. Our registration number with the Israeli Registrar of Companies is 520044132. Our telephone number is +972-3-976-4099. Our U.S. subsidiary, AudioCodes Inc., 80 Kingsbridge Road, Piscataway, New Jersey 08854, serves as our agent in the United States.

Our website address is www.audiocodes.com. The information contained on or available through our website is not incorporated by reference into and should not be considered a part of this Annual Report. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at www.sec.gov.

MAJOR DEVELOPMENTS SINCE JANUARY 1, 2024

AudioCodes Live Offerings for Microsoft Teams

During 2024, we continued to expand and enhance our AudioCodes Live for Microsoft Teams portfolio of managed services aimed at removing the complexity involved in integrating Microsoft Teams collaboration, unified communications, or UC, and enterprise telephony. We offer AudioCodes Live services on a monthly subscription basis with minimal upfront costs, enabling customers to benefit from Teams collaboration and voice services without having to make significant capital investments.

The AudioCodes Live for Microsoft Teams portfolio includes three offerings for enterprise customers:

●	Live Teams Essentials: Teams Direct Routing connectivity delivered as a service.
●	Live Teams Pro: extended the Live Team Essentials offering to include tenant onboarding and management with periodic reporting and a self-service portal to easily manage on-boarding, user moves/adds/changes/deletions, or MACD, and device management.
●	Live Teams Premium: a fully managed service that covers both cloud and on-premises aspects of Microsoft Teams integration and management.

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

Meeting Insights

Meeting Insights is an AI-powered enterprise solution that enables users to record any meeting generated content (audio and video) and automatically creates meeting minutes for Microsoft Teams meetings. It provides a centralized company platform for all meeting recordings, webinars and conference calls, making them readily shareable across the organization.

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

In early 2025, we launched Interaction Insights, a new pure SaaS, multitenant application, including new GUI and platform that offers seamless updates, scalable architecture, and tailored feature deployment per tenant. It ensures data segregation and localization, with options for customers to bring their own media storage. Developed with Data privacy and Security by Design, including adherence to GDPR compliance and encryption.

As a result of the shift to Teams and the Work-from-Home model, we see many more customers wanting to record video to meet their compliance requirements and to share the recorded content internally to drive collaboration and productivity improvements.

Voca CIC

AudioCodes Voca CIC is a one-screen contact center solution for Microsoft Teams with built-in conversational AI.

Voca is a certified Microsoft Teams Contact Center built in Azure with ready-to-use conversational AI. With a lightweight design, Voca gives users the trusted reliability of Teams Phone, the speed to make drag-and-drop changes, and flexibility of only paying for what the user requires. Voca scales to every Microsoft Teams user across the enterprise— whether it’s the main service desk or departments beyond the contact center.

During 2024, Voca CIC added multiple capabilities, including: omnichannel support, callback, reporting API, and IVA enhancements.

Voice.AI Connect

AudioCodes’ VoiceAI Connect provides a communication hub between bot development platforms, telephony systems and cognitive speech services. It supports practically all voicebot use cases, such as virtual agent, conversational IVR and agent assistants. Based on a best-of-breed approach, VoiceAI Connect allows contact centers to pick the best providers for building and integrating Voice Conversational AI solutions for automating and increasing productivity of their business operations. VoiceAI Connect is available as a fully managed service (Enterprise Edition) and as a self-service SaaS solution (LiveHub) to support any deployment, integration or regulatory needs.

During 2024, we further extended the integration and support of leading bot development platforms and cognitive speech services solutions as well as adding support for LLM engines such as OpenAI to enable Gen-AI based conversational AI. Additionally, we implemented value added services, such as after call summarization and real-time translations ready for integration with leading contact center solutions.

Product and Technology Developments

SBC Developments

During 2023, we continued to enhance our SBCs’ security, capacity and resiliency in virtual and public cloud environments. We also added video support for our WebRTC Gateway for Click-to-Call use case.

IP Phones and Meeting Room Solutions

During 2022 and 2023, we continued developing our range of IP phone devices and Room Experience, or RX, meeting room suite offering for Microsoft Teams environments. The advent of COVID-19 and the resulting global switch to working from home, or WFH, played a significant role in adapting our strategy to suit the “new normal”, leading to the introduction of high-quality video solutions for Microsoft Teams meetings. WFH has continued to be embedded and normalized within the day-to-day operations of companies across numerous jurisdictions.

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

Management Solutions

During 2024, we focused on developing functionalities for AudioCodes Live and Live Cloud. We developed onboarding, reporting and tools for our professional services to be able to provide managed services.

We also developed a microservices holistic architecture to be used by our managed service platforms (live and Live Cloud).

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

During 2024, we continue to develop uCaaS end-customer onboarding automation, and User management tools, for Telco and customers, focusing on a self-service portal. We also developed our Operator Connect Accelerator platform for Microsoft OC partners and added support for additional SIP phone devices for the Microsoft SIP Gateway solution, and analog device support.

Multi-Service Business Routers and Universal CPE

During 2024, we primarily developed next generation products for our CPEs – analog and digital gateways. We launched a new product line of 4-32 analog ports and started debugging of new digital PRI gateway.

Cloud and Managed Services Infrastructure

In 2022 through 2024, we enhanced our cloud and managed services delivery platform in North America, Europe and Asia Pacific. The platform supports multi-uCaaS solutions, including Microsoft Teams (Direct Route and Operator connect), Zoom Phone, WebEx calling and more and is certified for Microsoft operator Connect Accelerate.

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

PRINCIPAL CAPITAL EXPENDITURES

We have made and expect to continue to make capital expenditures in connection with the expansion of our operation and production capacity. In 2024, we also made capital expenditures in connection with our new headquarters and production facility. The table below sets forth our principal capital expenditures incurred for the periods indicated (amounts in thousands):

	Year Ended December 31,
	2024	2023	2022

Computers and peripheral equipment	$3,157	$2,462	$1,015

Office furniture and equipment	326	737	281

Leasehold improvements	16,082	5,572	191

Total	$19,565	$8,771	$1,487

B.	BUSINESS OVERVIEW

INDUSTRY BACKGROUND AND MARKET TRENDS

Impact of Macroeconomic and Geopolitical Trends on Our Markets

Inflationary Pressures Impacting Technology Consumption Models – in many global markets, inflationary pressures resulted, and have continued to result, in rising interest rates, impacting demand for borrowing to fund capital expense projects. As a result, more organizations sought to deploy technology on a “pay per use” subscription model, leveraging advances in cloud-based technologies (such as Unified Communications as a Service and Contact Center as a Service). See Item 3.D, “Key Information – Risk Factors – High rates of global inflation and the occurrence of a recession could have a material and adverse impact on our business, results of operations and financial condition.”

Increased and Ongoing Geopolitical Uncertainty and Tensions – there was an increase in global geopolitical uncertainty during 2023, which continued into 2024. The ongoing conflict between Russia and Ukraine continued to cause economic challenges and inertia, especially in Europe. On October 7, 2023 the Hamas terror attack on Israel led to a subsequent and ongoing conflict, impacting AudioCodes’ resources (such as R&D) and the economy in Israel more broadly, resulting in supply chain challenges in the Red Sea, a key global shipping route. The assaults launched by Hamas and its supporters, including Lebanon (with the Hezbollah terror organization) and Syria, has caused substantial regional instability and extreme volatility in the global markets at large. It is not possible at this time to predict or determine the ultimate consequences of the conflict in Ukraine and the ongoing war with Hamas and its supporters, which could include, among other things, greater regional instability, geopolitical shifts and other material and adverse effects on macroeconomic conditions, currency exchange rates, supply chains and financial markets. See Item 3.D, “Key Information – Risk Factors – The attack on Israel in October 2023, and the ensuing war with the Hamas terror organization and related conflicts with their supporters, could have a material adverse effect on our business, financial position, operating results and cash flows” and “-- Macroeconomic changes, including political disturbances, geopolitical instability, and trade wars, may adversely impact our business and operations.”

The Emergence and Evolution of AI – AI evolved from a potential and theoretical future technology to a requirement now being demanded by many organizations to help them improve employee productivity and enhance their customer engagement experience, including through intelligent automation, natural language understanding and integration with other IT frameworks. Applications emerged for the practical use of AI, including recording meetings as a key source of business intelligence, connecting chatbots to voice and simplifying the automation of customer journeys through a contact center. This rapidly growing and evolving trend to adopt AI as a core business communications tool is likely to continue in the near-term. See Item 3.D, “Key Information – Risk Factors – Our results of operations could be materially and adversely affected if we cannot keep pace with technological changes impacting the development of our products and implementation of our business needs, including with respect to automation and the use of AI.”

Enterprise Unified Communications

In 2024, the demand for cloud UC services continued to grow and there was a continued slowdown of on-premises UC and the PBX market. UC functions are easily deployed through cloud services, along with access to continual updates and improvements and with native support for work-from-anywhere.

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

In 2024, contact centers continued to adapt to allowing their agents to work from home. In parallel, the on-going growth in online consumer services drove expansion in many contact centers as they adapted to the dramatic changes wrought by the pandemic. This required high numbers of agents working remotely, while customers were offered omnichannel engagement, enabling customers to get in touch not just by phone but also via the internet or dedicated mobile applications.

Another key driver that continued into 2024 was contact center automation. We saw increased interest in virtual agents, conversational IVR and virtual agent assistants in this market as enterprises sought cost optimization through increasing live agent productivity and automation of the customer engagement while retaining and improving the customer experience.

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

During 2023, we also observed an increase in the need for speed to CPEs, driving the need to support Fiber connectivity (up to 1GB), as well as 4G LTE (up to 300MB) and upcoming 5G. The WFH activity drives integration of such interfaces in our lower-end CPEs. However, we saw a decline in the business in 2024 as service providers and enterprise customers sought to reduce their overall capital expenditures (see “Inflationary Pressures Impacting Technology Consumption Models” discussed above).

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

Develop a network of strategic solution partners. We sell our products through, or in cooperation with, partners that can offer or certify our products as part of a complete solution to their customers. We expect to further develop our strategic partner relationships with solution providers in order to increase our customer base. Our strategic partners include companies such as Microsoft, Cisco, Zoom and Genesys.

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

AUDIOCODES SOLUTIONS, PRODUCTS AND SERVICES

Solutions

Enterprise Business

Unified Communications

Our enterprise business is driven primarily by our solutions for UC environments. Beginning in 2020, we noted a clear shift towards uCaaS solutions as enterprises continue to migrate their IT infrastructure, in general, and UC solutions, in particular, to the cloud. We expect such trend to continue in 2025 and beyond, and consequently we plan to (x) focus on providing services and applications that add value to the uCaaS solutions, and (y) ensure a smooth migration to cloud-based UC while offering operational simplicity, high quality and reliability.

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

Voice.AI Business Line

In the last few years, dramatic leaps forward in machine learning and AI have driven a revolution in the way enterprises boost engagement with their customers. These significant advances mean that businesses can now utilize conversational AI technologies offered by various providers to automate their customer service departments and train bots to give callers a high level of service whenever they get in touch. As voice is the most fundamental and intuitive method of conversation, we are focusing on enabling engagement of voice and telephony to various AI-based applications and implementing voice-based use cases, leveraging on the investment made in AI and voice applications. We began investing in these applications in 2018, and we believe opportunities will develop across various products. Accordingly, we anticipate that these applications will become a new growth engine for our business in the near- and long-term.

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

On top of the direct routing, we also give SP the option to onboard their customers themselves using our live platform applications such as VOCA CIC, Interaction Insights and Meeting Insights.

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

AudioCodes MediaPack 1xx and MediaPack 5xx analog VoIP gateways are cost-effective, stand-alone VoIP devices for connecting legacy telephones, fax machines and PBX systems with IP telephony networks and IP-based PBX systems. The MediaPack 1288 is a high-density analog media gateway for organizations that need to integrate large numbers of analog devices into their new all-IP infrastructure.

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

Interaction Insights

Interaction Insights is our new UC agnostic pure SaaS, multitenant application, including new GUI and platform, that offers updates, scalable architecture, and tailored feature deployment per tenant. It seeks to ensure data segregation and localization, with options for customers to bring their own media storage. The application was developed with data privacy and security by design, including adherence to the encryption and other requirements under GDPR.

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

Voice.AI Connect

AudioCodes Voice.AI Connect extends chat and voice bot functionality to telephony communications by connecting bots to any type of telephony channel, thus enabling customers to speak naturally with bots for a voice-centric user experience. We work with bot framework vendors to enable and promote the creation of voice-bots by adding voice and telephony functionality to their bot framework platforms and with system integrators and contact centers to enable integration of Voice Conversational AI use cases, such as voice bots and agent assistants. We recurrently extend the supported bot frameworks and cognitive speech services (such as speech recognition, text to speech and sentiment analysis) to enable creation of best-of-breed solutions.

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

Meeting Insights

Meeting Insights is an AI-powered enterprise solution that enables users to record any meeting generated content (audio and video) and automatically creates meeting minutes for Microsoft Teams meetings. It provides a centralized company platform for all meeting recordings, webinars and conference calls, making them more readily shareable across the organization.

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

Our enterprise customers include a range of Fortune 1000 organizations, Public Sector organizations (central and local government, healthcare and education) and smaller enterprises that use our equipment to primarily enable their UC or Contact Center solutions. Our solutions are sold to enterprise customers through a wide network of resellers, integrators and distributors, and the bulk of our business is carried out in a two-tier model in over 100 countries. AudioCodes solutions and subscription services enable enterprises to smoothly migrate their communications infrastructure to cloud-based UC solutions that have emerged to dominate the market in recent years, such as Microsoft Teams as well as cloud-based contact center as a service offering. Our sales in this segment are based on two major business offerings: (i) the traditional model, including equipment, maintenance contracts and, optionally, day-1 professional services; and (ii) a full “as-a-service” solution or managed service that includes the equipment, maintenance, day-1 and day-2 professional services. The latter offering is generally growing year-on-year as a proportion of our revenues and promised recurring revenues and profits over time.

Our service provider customers include a range of tier 1, 2 and 3 service providers that deploy our solution as part of their voice, UC, SIP trunk or other offerings for their business customers. Our solutions are deployed either at the customer’s premises or at the service provider core as a white-labelled cloud-based subscription service leveraging the AudioCodes Live Platform. Typically, these services allow the service provider to provide their customers with voice connectivity and integration with UC platforms, such as Microsoft Teams, Zoom Phone, Cisco Webex, contact center as a service, conversational AI recording and analytics. AudioCodes’ broad range of products, broad functionality and wide interoperability allow service providers to deploy our solutions in practically any third-party solution environment and for a wide range of customers. Our solutions have been sold to service provider customers in 100 countries.

AudioCodes’ OEM customers include vendors that leverage AudioCodes’ technology and quality to deliver VoIP products and solutions. Historically, a substantial portion of our revenue has been derived from OEM customers that sold our technology products as part of their own voice solutions.

Manufacturing

Some of our components are obtained from single suppliers. For example, Texas Instruments Incorporated supplies all of our DSP components, while Motorola, Intel and Cavium Networks provide embedded CPU and network processors. Other components are generic in nature, and we believe they can be obtained from multiple suppliers.

We have not entered into any long-term supply agreements. However, we have worked for years in several countries with established global manufacturing leaders such as Flex and have had significant experience with their level of commitment and ability to deliver. To date, we have been able to obtain sufficient amounts of these components to meet our needs and do not foresee any supply difficulty in obtaining timely delivery of any parts or components. However, an interruption in supply from any of these sources, especially with regard to DSP components from Texas Instruments Incorporated and CPU and network processors from Cavium Networks, Intel and Motorola, or an unexpected termination of the manufacture of certain electronic components, could disrupt production, thereby adversely affecting our results. We generally maintain an inventory of critical components used in the manufacture and assembly of our products although our inventory of signal processor chips would likely not be sufficient in the event that we had to engage an alternate supplier for these components.

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

We are obligated under certain agreements with our suppliers to purchase goods and to purchase excess inventory. Aggregate non-cancellable obligations under these agreements as of December 31, 2024, were approximately $11 million.

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

We are subject to telecommunication industry regulations and requirements set by telecommunication carriers that address a wide range of areas including quality, final testing, safety, packaging and use of environmentally friendly components. We comply with ISO9001, ISO14001, ISO45001, ISO27001 and the European Union’s Restriction of Hazardous Substances Directive (under certain exemptions) that requires telecommunication equipment suppliers to not use some materials that are not environmentally friendly. These materials include Cadmium, Hexavalent chromium, Lead, Mercury, Polybrominated biphenyls, Polybrominatel diphenyl ethers Bis (2-ethylhexyl) phthalate, benzyl butyl phthalate, Dibutyl phthalate and Diisobutyl phthalate We expect that other countries, including countries we operate in, will adopt similar directives or other additional directives and regulations.

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

Networking Solutions

In the area of enterprise session border controllers, we compete with Oracle, Ribbon Communications, Alianza (acquired Metaswitch from Microsoft), TE-Systems and Ingate.

In the area of low and mid-density digital gateways we face competition from companies such as Ribbon Communications, Cisco, Dialogic, NewRock, Patton, Ferrari and Sangoma.

Our competitors in the area of multi-service business routers are companies such as Cisco, Juniper, Adtran, One-Access (acquired by Ekinops), MicroTik, and Huawei.

Our competitors in the area of VoiceAI Connect (connectivity solutions for Voice Conversational AI) include CPaaS companies, such as Twilio, open source projects, such as Jambonz, and integrated voice gateways from Conversational AI and Contact Center vendors, such as Cognigy, Genesys and Verint.

Applications

Our competitors in the area of call recording, compliance recording and convenient include companies such as Verint, NICE, ACS, Red Box (acquired by Uniphore), Teleware and Dubber.

Our competitors in the area of Conversational IVR, Speech Attendants include, but are not limited to, Nuance, Parlance and other contact center vendors which provide IVR solutions.

Our competitors in the area of applications leveraging speech recognition and conversational AI technology include companies such as Twilio, Nuance (acquired by Microsoft) and IBM, as well as Contact Center vendors such as Genesys, NICE and Five9. Some public cloud providers offer technology and services that partially overlap with ours and several smaller startup companies are also developing competing solutions.

Our competitors in the area of SmartTAP360 and Interaction Insights live, which focus mainly on compliance and quality recording in conjunction with Microsoft Teams, include, among others, ASC, Red Box (acquired by Uniphore), Dubber, CallCabinet, Numonix, NICE and Verint. Such competitors are currently listed in the certified list of Microsoft vendors although we mainly see their presence in mid-market projects.

Our competitors in the area of Meeting Insights, which is focused on productivity enhancement, organization repository and sharing for meetings in the Microsoft Teams and Zoom, include, but are not limited to, Microsoft, Zoom, Avoma, Otter, Fireflies.AI and timeOS.

Devices

Our principal competitors in the area of IP phones and meeting room devices are “best-of-breed” IP phone vendors and end-to-end IP telephony vendors. “Best of breed” IP phone vendors sell standards-based SIP phones that can be integrated into any standards-based IP-PBX or hosted IP telephony system. These competitors include HP, Yealink, Logitech, Crestron, Neat and many others.

AudioCodes Live for Microsoft Teams and cCaaS Managed Services

Our main competitor in the area of Live is the in-house implementation of projects (after buying products either directly or through an integrator). Competition is also exhibited in the form of system integrators, such as Converge One, NTT, OBS and BT, among several others, in various sizes, locations and specialties.

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

Our competitors in the area of contact center include, but are not limited to, Anywhere365, Luware, Landis, ComputerTalk, Tendfor and other contact center vendors, primarily focused on the Microsoft Teams product. Our competitors in content delivery or connectivity platform, as well as Operator Connect Accelerate, Zoom exchange providers and WebEx enablement, include: (i) SIPPIO; (ii) DSTNY Group; (iii) Nuwave; and (iv) CallTower. Some of our competitors are also customers of our products and technologies.

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

In November 2022, we entered into new lease agreement in Park Naimi, which is located in Or Yehuda near Messubim Junction in Israel, or the New Lease Agreement. The New Lease Agreement replaced the previous lease agreement of our main offices in Israel. Pursuant to the New Lease Agreement, we lease from the landlord an approximately 10,500 square meters facility, or the Premises. The lease of the Premises commenced in July 2023. The initial lease term main office under the New Lease Agreement is for seven years. Additionally, we hold options under the New Lease Agreement to extend the lease term for additional periods of five years.

In June 2023, we entered into a new lease agreement in Or Yehuda, or the Or Yehuda Warehouse Lease, which commenced in 2023. The Or Yehuda Lease replaces the current lease agreement of our warehouse in Israel. Pursuant to the Or Yehuda Warehouse Lease, we leased from the landlord an approximately 1,128 square meter facility. The initial lease term under the Or Yehuda Lease is for six years, commencing upon the transfer of possession of the Premises (as defined in the Or Yehuda Lease). We additionally hold options under the Or Yehuda Lease to extend the lease term for two additional periods of up to 10 years.

On December 25, 2024, we entered into a settlement, or the Settlement Agreement, with the landlord of our prior headquarters and production facility in connection with the termination of the related lease agreement. Pursuant to the Settlement Agreement, we incurred a one-time, non-recurring settlement expense of approximately $1.4 million during the quarterly period in the form of a cash payment made to the landlord.

We also lease offices in Beer Sheva, Israel, or the Beer Sheva Lease. The annual lease payments in 2024 (including management fees) for Beer Sheva Lease was approximately $373,000.

Our U.S. subsidiary, AudioCodes Inc., leased an approximately 14,706 square foot facility in Piscataway, New Jersey, or the New Jersey Lease, on May 13, 2022. AudioCodes Inc. also leases offices in Morrisville, North Carolina, or the North Carolina Lease. The annual lease payments in 2023 (including management fees) for all our offices in the United States were approximately $467,000.

We lease additional offices for our international offices; however, we do not believe the lease agreements for these offices are material.

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

We enter into contracts that can include combinations of products and services that are capable of being distinct and accounted for as separate performance obligations. The software licenses and equipment are distinct as the customer can derive the economic benefit of it without any additional services. We also provide professional services, support and maintenance services, which are accounted for as separate performance obligations. We allocate the transaction price to each performance obligation, based on its relative standalone selling price out of the total consideration of the contract. To the extent the transaction price includes usage-based fees, variable fees are generally recognized when the subsequent usage occurs or using the variable consideration allocation exception.

Software license and equipment revenues are recognized at the point of time when control is transferred.

Revenues from professional services, maintenance and support services are generally recognized ratably over the term of the contract, as the services have a consistent continuous pattern of transfer to the customer during the contract period. As we generally do not sell the products separately on a standalone basis, the standalone selling prices are not directly observable. Therefore, we make estimates, based on reasonably available information. The estimated selling price is established considering multiple factors such as historical selling prices, internal pricing practices, gross margin objectives and discount policy. We typically bill customers based on actual delivery. The payment terms vary, mainly with terms of 60 days or fewer. Revenue is recognized net of any taxes collected from customers which are subsequently remitted to the tax authorities. We elected to account for shipping and handling activities as fulfillment activities. Shipping and handling activities are classified as part of the cost of revenues.

We grant to certain customers a right of return or the ability over a limited period to exchange for other products a specific percentage of the total price paid for products they have purchased. We maintain a provision for product returns and exchanges and other incentives, based on our experience with historical sales returns, analysis of credit memo data and other known factors, all in accordance with ASC 606. This provision is deducted from revenues and amounted to approximately $1.7 million and $2.1 million as of December 31, 2024 and 2023, respectively. This provision was recorded as part of other payables and accrued expenses.

In instances of contracts where revenue recognition differs from the timing of invoicing, we generally determined that those contracts do not include a significant financing component. The primary purpose of the invoicing terms is to provide customers with simplified and predictable ways of purchasing our products and services, not to receive or provide financing. We use the practical expedient and do not assess the existence of a significant financing component when the difference between payment and revenue recognition is a year or less.

Deferred revenues include amounts invoiced to customers for which revenue has not yet been recognized. Deferred revenues are recognized as (or when) we perform the performance obligations under the contract.

Allowance for Credit Losses

Our trade receivables are derived from sales to customers located primarily in the Americas, Europe, Eastern Asia and Israel. We perform ongoing credit evaluations of our customers and to date have not experienced any material losses from uncollected receivables. Our expected allowance for credit losses for trade receivables is based upon our assessment of various factors, including historical experience, the age of the trade receivable balances, credit quality of our customers, current economic conditions and other factors. We usually do not require collateral on trade receivables because most of our sales are made to large and well-established companies. On occasion we may purchase foreign trade risk insurance to cover credit exposure for a portion of our sales and this may mitigate the amount we need to write off as a result of doubtful collections.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the “weighted average cost” method for raw materials and finished products with the addition of direct manufacturing cost. We periodically evaluate the quantities on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, discontinued product lines and market prices lower than cost. During the years ended December 31, 2024 and 2023, we wrote off inventory in the aggregate amount of approximately $4.8 and approximately $1.1 million, respectively. During the year ended December 31, 2022, inventory write off was immaterial.

Intangible Assets

As a result of our acquisitions, our balance sheet included acquired intangible assets in the aggregate amount of approximately $0.5 million and $1.0 million as of December 31, 2024 and 2023, respectively.

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

During the years ended December 31, 2024, 2023 and 2022, no impairment charges were identified.

Goodwill

As a result of our acquisitions, our balance sheet included acquired goodwill in the aggregate amount of approximately $37.6 million as of December 31, 2024 and 2023. Goodwill represents the excess of the purchase price and related costs over the fair value of net tangible and identifiable intangible assets of businesses acquired and accounted for under the purchase method. In accordance with ASC 350, “Intangible, Goodwill and Other,” goodwill is not amortized and is tested for impairment at least annually. Our annual impairment test is performed at the end of the fourth quarter each year. If events or indicators of impairment occur between the annual impairment tests, we perform an impairment test of goodwill at that date.

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

During the years ended December 31, 2024, 2023 and 2022, no impairment losses were identified with respect to goodwill.

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

Share-based Compensation

We account for share-based compensation in accordance with ASC 718, “Compensation – Stock Compensation”. We utilize the Black-Scholes option pricing model to estimate the fair value of share-based compensation at the date of grant. We selected the Black-Scholes option pricing model as the most appropriate fair value method for our option awards. The Black-Scholes model requires subjective assumptions regarding dividend yields, expected volatility, expected life of options and risk-free interest rates. These assumptions reflect management’s best estimates. Changes in these inputs and assumptions can materially affect the estimate of fair value and the amount of our share-based compensation expenses relating to stock options. We recognized share-based compensation expense of $8.2 million, $11.4 million and $15.1 million in the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, there was approximately $7.9 million of total unrecognized share-based compensation expense related to non-vested share-based compensation arrangements granted by us. As of December 31, 2024, such expense is expected to be recognized over a weighted-average period of 2.80 years.

Contingent Liabilities

We are, from time to time, involved in claims, lawsuits, government investigations, and other proceedings arising from the ordinary course of our business. We record a provision for a liability when we believe that it is both probable that a liability has been incurred, and the amount can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount. Such legal proceedings are inherently unpredictable and subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, it could have a material impact on our results of operations, financial position and cash flows. No provision was recorded as of December 31, 2024.

Recently Issued and Adopted Accounting Pronouncements

See Note 2ab to our Consolidated Financial Statements included elsewhere in this Annual Report.

New Accounting Pronouncements Not Yet Effective

See Note 2ac to our Consolidated Financial Statements included elsewhere in this Annual Report.

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

Our products are deployed globally in enterprise and service provider cloud networks. Our products include session border controllers, or SBC, life cycle management solutions, VoIP network routing solutions, media gateways, multi-service business routers, IP phones, value-added applications (such as Voca CIC and Meeting Insights) and professional services. Our high-definition VoIP technologies and products provide enhanced intelligibility and a better end user experience in emerging voice communications services. We have tens of millions of SBC, media gateway and media server sessions deployed in over 100 countries across the globe. Our high availability platforms cover the spectrum of low, mid and high-density applications for service providers and large enterprises.

With over 25 years in the telecommunications market, we offer a broad range of solutions and services for both enterprise and service provider deployments. These solutions are built around our field-proven VoIP product range. Our VoIP technology contains voice quality enhancements and best-of-breed VoIP network elements and applications and has a proven track record in product and network interoperability with the industry’s leading companies. With full support for industry standard protocols such as SIP, and proven interoperability with industry leading soft switches, private branch exchanges, or PBXs, IP-PBXs, unified communications and contact center platforms, we deliver innovative solutions for virtually any voice communications environment, offering reduced total cost of ownership, enhanced features, and superior voice quality.

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

Historically, a substantial portion of our revenue has been derived from large purchases by a limited number of OEMs, NEPs, systems integrators and distributors. Westcon Group, our largest customer, accounted for approximately 13.3%, 16.3% and 15.1% of our revenues in the years ended December 31, 2024, 2023 and 2022, respectively. In addition, ScanSource Communications Group accounted for approximately 11.7%, 10.3% and 10.0%, of our revenues in the years ended December 31, 2024, 2023 and 2022, respectively. Our top five customers accounted for approximately 38.2%, 39.2%, 38.2% of our revenues in the years ended December 31, 2024, 2023 and 2022, respectively. If we lose a large customer and fail to add new customers to replace the associated lost revenue, or the revenue derived from any such customers materially decreases, our operating results may be materially adversely affected.

Revenues, based on the location of our customers for the last three fiscal years, are as follows:

	Year Ended December 31,
	2024	2023	2022
Americas, principally the United States	51.7%	51.7%	50.7%
Eastern Asia	13.5	14.5	15.3
Europe	31.6	32.3	31.9
Israel	3.2	1.5	2.1
Total	100.0%	100.0%	100.0%

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

In December 2023, President Biden signed an executive order which seeks to strengthen U.S. sanctions authorities against financial facilitators of Russia’s war efforts, and additionally provided authority to broaden U.S. import bans on certain Russian goods. Moreover, in February 2024, the United States’ Treasury Department, State Department and Department of Commerce, collectively, imposed an extensive set of new sanctions on Russia, which specifically target Russia’s financial sector and military-industrial operations. Such sanctions seek to restrict Russia’s energy industry and limit the evasion of sanctions outside the United States, including by encompassing 500 additional persons associated with the ongoing Russo-Ukrainian conflict. Moreover, in August 2024, the United States Treasury Department imposed sanctions on more than 400 entities and persons that have supported Russia’s war effort in Ukraine, including certain companies in China that the U.S. government asserted have helped Russia evade prior sanctions applied by western nations and strengthen its military efforts. The United States additionally in August 2024 added 105 and Russian and Chinese firms to a trade restrictions list for ongoing alleged support of the Russian military, including by sending U.S. electronics to Russian military-related end-users as well as producing drones for Russia’s use. In December 2024, the European Council introduced a further sanctions package against Russia, which, among other things, added 54 persons and 30 entities allegedly responsible for actions undermining or threatening the territorial integrity, sovereignty and independence of Ukraine to the list of persons, entities and bodies subject to restrictive measures set out in the Annex to Decision 2014/145/CFSP.

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

Ongoing War in Gaza and Regional Hostilities

On October 7, 2023, terrorists from Hamas and other terrorist organizations infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets, including widespread killings and kidnappings. Shortly following the attack, Israel declared war against Hamas. While a ceasefire between Israel and Hamas took effect in mid-January 2025, hostilities have since resumed on a limited scale, and future developments are unpredictable. In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Hamas supporters, including Lebanon (with the Hezbollah terror organization) and Syria. The aggressors have utilized, and could continue to use, terror, rocket and drone attacks, which target locations throughout Israel and cause substantial disruption and damage. Israel may not be able to defend effectively against such attacks and such attacks could have a material and adverse impact on our business, operations and financial condition. Additionally, the Houthi movement, which controls parts of Yemen, launched a number of rocket attacks targeting Israel’s southern border and attacks on marine vessels traversing the Red Sea, which marine vessels were thought to either be in route towards Israel or to be partly owned by Israeli businessmen. It is possible that these hostilities will escalate, and that other terrorist organizations, including the Palestinian military organizations in the West Bank as well as other hostile countries, such as Iran, will join the hostilities.

In 2024, sales to customers in Israel accounted for less than 3% of our total revenues. Our Israeli facilities are based in central Israel, in an area that to date has seen minor disruptions from rocket attacks. To date, none of our facilities or infrastructure have been damaged nor have our supply chains been significantly impacted since the war commenced in October 2023. However, we cannot predict the ultimate effect that the ongoing war and hostilities will have on us, including our supply chain and our ability to ship products from Israel, and any increase in these hostilities or any future armed conflict, political instability or violence in the region. Additionally, some of our officers and employees in Israel are obligated to perform annual military reserve duty and are subject to being called for additional active duty under emergency circumstances. For example, in connection with the war with Hamas and conflicts with its supporters described above, some of our employees were called up to serve in the army. Some of our employees live within conflict area territories and may be forced to stay at home instead of reporting to work. If many of our employees are called for active duty, or forced to stay at home, our operations in Israel and our business may be materially and adversely affected.

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

Results of Operations

The following table sets forth the results of operations in dollars and as a percentage of total revenues for the periods indicated:

	Year ended December 31,
	2024		2023
		% of		% of
	Amount	Revenues	Amount	Revenues
Revenues:
Products	$111,966	46.2%	$123,991	50.7%
Services	130,210	53.8	120,392	49.3
Total revenues	242,176	100.0	244,383	100.0

Cost of revenues:
Products	44,448	18.4	47,964	19.6
Services	39,567	16.3	38,070	15.6
Total cost of revenues	84,015	34.7	86,034	35.2
Gross profit	158,161	65.3	158,349	64.8
Operating expenses:
Research and development, net	52,125	21.5	57,169	23.4
Selling and marketing	71,167	29.4	70,243	28.7
General and administrative	17,678	7.3	16,513	6.8
Total operating expenses	140,970	58.2	143,925	58.9
Operating income	17,191	7.1	14,424	5.9

Financial income (expenses), net	(2,095)	(0.9)	(52)	-
Income before taxes on income	15,096	6.2	14,372	5.9

Taxes on income	215	0.1	(5,592)	(2.3)
Net income	$15,311	6.3%	$8,780	3.6%

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues. Revenues decreased by 0.9% to $242.2 million in the year ended December 31, 2024, from $244.4 million in the year ended December 31, 2023.

Our revenues from sales of products in the year ended December 31, 2024 decreased by 9.7% to $112.0 million, or 46.2% of total revenues, from $124.0 million, or 50.7% of total revenues, in the year ended December 31, 2023. The decrease in revenues from sales of products was primarily attributable to the softness in our service provider segment, as carriers reduced inventories and purchases in light of elevated interest rate environment as well as impact from our ongoing pivot to AudioCodes managed services offering in lieu of capex sales.

Our revenues from sales of services in the year ended December 31, 2024 increased by 8.2% to $130.2 million, or 53.8% of total revenues, from $120.4 million, or 49.3% of total revenues, in the year ended December 31, 2023. The increase in revenues from sales of services was primarily driven by the growth of our professional and managed services offerings. At the core of this growth is our continued progress in pivoting to recurring revenues with strong execution in our operation of the AudioCodes Live offering. The growth in product support services was attributable to sales of products in prior periods that resulted from an increase of our renewal rate of support agreements in some regions and from support services for a larger number of products being supported. The growth in sales of professional services was attributable to offering more managed services with larger contract value as part of our AudioCodes Live offering and a broader portfolio of professional services offered by us and an increase in demand for such services in the Enterprise UC market (mainly Microsoft Teams).

Cost of Revenues and Gross Profit. Cost of revenues includes the cost of hardware, quality assurance, overhead related to professional and support customer services, overhead related to manufacturing activity, technology licensing and royalty fees payable to third parties and to the IIA. Gross profit decreased to $158.2 million in the year ended December 31, 2024, from $158.3 million in the year ended December 31, 2023. Gross profit as a percentage of total revenues was 65.3% in the year ended December 31, 2024, compared to 64.8% in the year ended December 31, 2023. Expenses included in cost of revenues related to share-based compensation were $0.4 million in each of the years ended December 31, 2024 and 2023.

Cost of revenues related to sales of products decreased by 7.3% to $44.4 million in the year ended December 31, 2024, from $48.0 million in the year ended December 31, 2023. Gross margin percentage from products was 60.3% in the year ended December 31, 2024 and 61.3% in the year ended December 31, 2023.

Cost of revenues related to sales of services in the year ended December 31, 2024 increased by 3.9% to $39.6 million, from $38.1 million in the year ended December 31, 2023. This increase is primarily attributable to higher support personnel expenses associated with providing services and implementation of our products with service providers as well as enterprise customers. In the year ended December 31, 2024, the gross margin percentage from sales of services increase to 69.6%, from 68.4% in the year ended December 31, 2023.

Research and Development Expenses, net. Research and development expenses, net, consist primarily of salaries and related costs of employees engaged in ongoing research and development activities, development-related raw materials and the cost of subcontractors, less grants from the IIA. Research and development expenses decreased by 8.8% in the year ended December 31, 2024 to $52.1 million, from $57.2 million in the year ended December 31, 2023. As a percentage of total revenues, research and development expenses, net decreased to 21.5% in the year ended December 31, 2024, from 23.4% in the year ended December 31, 2023. The decrease on an absolute basis is primarily due to a decrease in payroll expenses. In addition, in the year ended December 31, 2024, expenses included in research and development expenses related to share-based compensation were $2.1 million, compared to $2.7 million in the year ended December 31, 2023. IIA grants recognized were $0.1 million in the year ended December 31, 2024, compared to $0.7 million in the year ended December 31, 2023.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of salaries and related costs (including sales commissions) of sales and marketing personnel, as well as exhibition, travel and related expenses. Selling and marketing expenses increased by 1.3% in the year ended December 31, 2024 to $71.2 million, from $70.2 million in the year ended December 31, 2023. As a percentage of total revenues, selling and marketing expenses increased to 29.4% in the year ended December 31, 2024, from 28.7% in the year ended December 31, 2023. In the year ended December 31, 2024, expenses included in selling and marketing expenses related to share-based compensation were $3.0 million, compared to $4.3 million in the year ended December 31, 2023.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related costs of finance, human resources and general management personnel, rent, network and allowance for credit losses, as well as insurance and consultant services expenses. General and administrative expenses increase by 7.1% to $17.7 million in the year ended December 31, 2024, from $16.5 million in the year ended December 31, 2023. As a percentage of total revenues, general and administrative expenses increased to 7.3% in the year ended December 31, 2024, from 6.8% in the year ended December 31, 2023. The increase on an absolute basis is primarily due to depreciation expenses and a one-time, non-recurring expense attributable to a settlement agreement entered into with the landlord of our prior headquarters in connection with the termination of the related lease agreement. In addition, in the year ended December 31, 2024, expenses included in general and administrative expenses related to share-based compensation were $2.8 million compared to $4.0 million in the year ended December 31, 2023.

Financial Expenses, Net. Financial expenses, net consists primarily of interest earned on cash and cash equivalents, marketable securities and bank deposits, gains from financial investments, net of interest on our bank loans and bank charges, exchange rate differences and linkage differences to the Israeli consumer price Index, or Israeli CPI, and amortization of marketable securities premiums and accretion of discounts, net. Financial expense, net, in the year ended December 31, 2024 was $2.1 million, compared to $0.1 million in the year ended December 31, 2023. The increase in financial expenses, net in the year ended December 31, 2024 was primarily due to exchange rate fluctuations.

Taxes on Income (tax benefit). We received an income tax benefit of $0.2 million in the year ended December 31, 2024, compared to income tax expenses of $5.6 million in the year ended December 31, 2023. The income tax benefit in the year ended December 31, 2024 reflects the effect of the tax benefit associated with the creation of deferred tax assets.

A discussion with respect to a comparison of the results of operations for the year ended December 31, 2023, compared to the year ended December 31, 2022 is contained under the heading “Results of Operations” in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2023, or the 2023 Form 20-F.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

			Israeli
			inflation
	Israeli	NIS devaluation	adjusted for
	inflation	or appreciation	devaluation or
Year Ended	rate	rate	appreciation
December 31,	%	%	%
2024	3.2	0.6	(2.7)
2023	3.0	3.1	0.1
2022	5.3	13.2	7.9

B.	LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations for the last three years primarily from our cash and cash equivalents, bank deposits and cash from operations.

Our cash requirements have principally been for working capital and capital expenditures. Historically, we have financed our working capital requirements, primarily from sales of our products and services.

We plan to continue to finance our working capital in the future primarily through sales of our products and services. Our future capital requirements will depend on many factors, including our growth rate, continuing market acceptance of our products and services, customer retention, our ability to gain new customers, the timing and extent of spending to support research and development efforts, the expansion of sales and marketing activities and personnel, the introduction of new and enhanced offerings, and the impact of changes to the global economy, among other factors.

As of December 31, 2024, we had $93.9 million in cash and cash equivalents, short-term bank deposits, short-term and long-term marketable securities and long-term financial investments, a decrease of $12.7 million from $106.7 million as of December 31, 2023. As compared to the year ended December 31, 2023, the overall decrease in our cash and cash equivalents, short-term bank deposits, short-term and long-term marketable securities, and long-term financial investments, was principally driven by repurchases of our ordinary shares in the amount of $14.3 million, cash dividends paid in the aggregate amount of $10.9 million, and purchases of property and equipment in the amount of $24.3 million, which was offset by cash generated by operating activities in the amount of $35.3 million.

Our material cash requirements from known contractual and other obligations include our lease commitments and purchase commitments. For additional information on the foregoing lease commitments and purchase commitments, see Note 9 and Note 10a to our Consolidated Financial Statements included elsewhere in this Annual Report.

Share Repurchase Program and Cash Dividends

In January, June and December 2023 and in July and December 2024, we received court approval to purchase up to $25.0 million, $25.0 million, $20.0 million, $20.0 million and $20.0 million of our ordinary shares, respectively. The most recent court approvals allowed us to use the approved amounts for share repurchases or cash dividends. The Israeli court generally limits its approval to six months from the date of application. As a result, although the program does not have a set end date, it requires renewal every six months by submitting a new court application, based on the then prevailing facts. Share purchases have and will take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume or other factors. The repurchase program does not require us to purchase a specific number of shares and may be suspended from time to time or discontinued.

During the year ended December 31, 2024, we acquired an aggregate of 1,385,632 of our ordinary shares for approximately $14.3 million, and declared and paid cash dividends in the aggregate amount of $10.9 million. During the year ended December 31, 2023, we acquired an aggregate of 1,794,931 of our ordinary shares for approximately $18.3 million, and declared and paid a cash dividend in the aggregate amount of $11.4 million. In February 2025, we declared a cash dividend in the aggregate amount of $5.3 million. As of March 11, 2025, we had approximately $10.6 million available for share repurchases or dividends under the most recent court approval granted in December 2024. The current approval is valid through June 14, 2025.

Cash Flows from Operating Activities

Our operating activities are driven by sales of our products and services, less costs and expenses, primarily payroll and related expenses, and adjusted for certain non-cash items, mainly depreciation and amortization, stock-based compensation, amortization of deferred commissions, non-cash operating lease costs, amortization of premium and accretion of discount on marketable securities, and changes in operating assets and liabilities.

Our operating activities provided cash in the amount of $35.3 million in the year ended December 31, 2024, as compared to the amount of $14.9 million in the year ended December 31, 2023.

The changes to cash provided by our operating activities in the year ended December 31, 2024, as compared to the year ended December 31, 2023, were principally the result of (i) the period-over-period change in the amount of inventory, which decreased by $12.3 million in the year ended December 31, 2024, as compared to an increase of $7.8 million in the year ended December 31, 2023, which was the result of less inventory purchases undertaken by us due to an easing in supply chain conditions during the year ended December 31, 2024, (ii) the period-over-period change in other payables and accrued expenses which increased overall by $3.2 million in the year ended December 31, 2024, as compared to a decrease of $6.2 million in the year ended December 31, 2023, due to a reduction in outstanding liabilities in the year ended December 31, 2024, and (iii) net income in the amount of $15.3 million for the year ended December 31, 2024, as compared to $8.8 million in the year ended December 31, 2023, due in large part to the factors listed in “Operating Activities” above, which was offset by (x) the period-over-period change in trade receivables, which increased by $3.8 million in the year ended December 31, 2024, as compared to a decrease of $1.6 million in the year ended December 31, 2023, which was the result of entering into several contracts with customers close to the date of the reporting period, and (y) the period-over-period change in deferred tax assets, net which increased overall by of $4.5 million in the year ended December 2024, as compared to a decrease of $1.4 million in the year ended December 2023, due to the creation of deferred tax assets, and (z) the period-over-period change in other receivables and prepaid expenses which increased overall by of $3.6 million in the year ended December 2024, as compared to a decrease of $0.6 million in the year ended December 2023, due to the changes in the fair value of derivative instruments. There were no changes to our overall strategy with respect to our customer collections, vendor payments and inventory management for the periods discussed. Our collections are dependent on the magnitude of our revenues and the payment terms we grant to our customers from time to time. Our purchase of inventory is dependent on our expected revenue volume and overall product mix. In accordance with our overall strategy, where our service revenue increases, our inventory purchases will generally decrease. In addition, our inventory purchases are generally dependent upon global supply and demand trends with respect to the components we need for our products.

Our operating activities provided cash in the amount of $14.9 million in the year ended December 31, 2023, as compared to the amount of $8.3 million in the year ended December 31, 2022.

The changes to cash provided by operating activities in the year ended December 31, 2023, as compared to the year ended December 31, 2022, were principally the result of (i) the period over period change in trade receivables, which decreased by $1.6 million in the year ended December 31, 2023, as compared to an increase of $20.6 million in the year ended December 31, 2022, which was the result of more effective collections in the year ended December 31, 2023, and (ii) the period over period change in the amount of inventory, which increased by $7.8 million in the year ended December 31, 2023 as compared to $12.6 million in the year ended December 31, 2022, which was the result of less inventory purchases undertaken by us due to an easing in supply chain conditions during the year ended December 31, 2023, which was offset by (x) the period over period change in trade payables which decrease overall in the amount of $3.8 million in the year ended December 31, 2023, as compared to an increase of $3.5 million in the year ended December 31, 2022, due to less inventory purchases in the year ended December 31, 2023 (as explained above in this paragraph), and (y) net income in the amount of $8.8 million for the year ended December 31, 2023, as compared to $28.5 million in the year ended December 31, 2022, due in large part to the factors listed in “Operating Activities” above. There were no changes to our overall strategy with respect to our customer collections, vendor payments and inventory management for the periods discussed. Our collections are dependent on the magnitude of our revenues and the payment terms we grant to our customers from time to time. Our purchase of inventory is dependent on our expected revenue volume and overall product mix. In accordance with Company’s overall strategy, where our service revenue increases, our inventory purchases will generally decrease. In addition, our inventory purchases are generally dependent upon global supply and demand trends with respect to the components we need for our products.

Cash Flows from Investing Activities

Our investment activities consist primarily of the purchase of property and equipment, including leasehold improvements, purchase and sale of deposits and changes in our marketable securities. In the future, we expect to continue to incur capital expenditures to support our expanding operations.

In the year ended December 31, 2024, our investment activities provided cash in the amount of $17.8 million, as compared to the cash provided by investing activities in the amount of $20.0 million in the year ended December 31, 2023. The amounts provided by investment activities in the year ended December 31, 2024 were primarily as a result of proceeds of $42.6 million derived from the sale and redemption of marketable securities, which was offset by a $24.3 million purchase of property and equipment.

More specifically, the change to cash provided by our investing activities in the year ended December 31, 2024, as compared to the year ended December 31, 2023, were principally the result of proceeds from sale of marketable securities, offset by an increase of purchase of property and equipment related to the transition to our new headquarters and production facility and decrease of financial investments.

In the year ended December 31, 2023, our investment activities provided cash in the amount of $20.0 million, as compared to the cash used by investing activities in the amount of $19.7 million in the year ended December 31, 2022. The amounts provided by investment activities in the year ended December 31, 2023 were primarily as a result of proceeds of $14.1 million derived from the redemption of our financial investments, proceeds of $6.9 million from the sale and redemption of our marketable securities, and proceeds of $5.0 million derived from our short-term and restricted bank deposits, which was offset by a $6.0 million purchase of property and equipment.

More specifically, the changes to cash provided by our investing activities in the year ended December 31, 2023, as compared to the year ended December 31, 2022, were principally the result of redemption of financial investments, offset by an increase of purchase of property and equipment related to the transition to our new headquarters and production facility.

Financing Activities

In the year ended December 31, 2024, we used $24.9 million of cash in financing activities, as compared to $28.9 million in the year ended December 31, 2023, primarily as a result of $14.3 million used to repurchase our ordinary shares and $10.9 million used to pay cash dividends to our shareholders, partially offset by $0.4 million of proceeds from the issuance of our ordinary shares upon exercise of stock options (which stock options were exercised in the ordinary course by our option holders).

More specifically, the changes to cash used in our financing activities in the year ended December 31, 2024, as compared to the year ended December 31, 2023, was principally the result of notably lower repurchases of our ordinary shares in terms of overall cash spent.

In the year ended December 31, 2023, we used $28.9 million of cash in financing activities, as compared to $48.6 million in the year ended December 31, 2022, primarily as a result of $18.3 million used to repurchase our ordinary shares and $11.4 million used to pay cash dividends to our shareholders, partially offset by $0.8 million of proceeds from the issuance of shares upon exercise of stock options (which stock options were exercised in the ordinary course by our option holders).

More specifically, the changes to cash used in our financing activities in the year ended December 31, 2023, as compared to the year ended December 31, 2022, was principally the result of notably lower repurchases of our ordinary shares in terms of overall cash spent. While we had fewer repurchases of our ordinary shares during the year ended December 31, 2023, as compared to the year ended December 31, 2022, such amount was due to a lower overall share price in the subsequent period as opposed to changes to our overall strategy with respect to our repurchase program. The timing and actual number of our ordinary shares that will ultimately be repurchased continues to depend on a variety of factors, including price, available liquidity, corporate and regulatory requirements, market conditions and alternative investment opportunities.

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

See Item 3.D, “Key Information – Risk Factors” with respect to risks, conditions and circumstances that could adversely impact our liquidity and capital resources. Information with respect to Liquidity and Capital Resources as of December 31, 2024 and for the year then ended is contained under the heading “Liquidity and Capital Resources” in Item 5 of our 2023 Form 20-F.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and Development

To accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing products and to develop new ones. We invest in cloud and virtualization technologies, making sure our product and technology suites are optimized for cloud and hosted services environments. We are also further developing our SaaS offers with solutions like SmartTAP, Meeting Insights, Voice.AI Connect, Live platform and Voca. We are developing productivity solutions, and specialized appliances and applications for Microsoft Teams such as Direct Routing Survivable Branch Appliances (SBA). We are constantly enhancing our session border controllers and digital media gateways for carrier and enterprise deployments, multi-service business routers, IP phones and meeting room devices, and management applications with increased capacity, new functionalities and compliance with the latest relevant standards and protocols.

In addition, we continue to maintain our analog and digital media gateways for carrier and enterprise applications, multi-service business routers and develop further our session border controllers, IP phones, management routing and productivity applications, as well as specialized appliances for Microsoft Skype/Teams for Business such as SBA, CCE and CloudBond 365. Our platforms are expected to feature increased session capacity, new functionalities, enhanced signaling software and compliance with new protocols, as well as new management and productivity applications. As of December 31, 2024, 320 of our employees were engaged primarily in research and development on a full-time basis.

Our net research and development expenses were approximately $52.1 million in the year ended December 31, 2024, compared to $57.2 million in the year ended December 31, 2023, and $59.8 million in the year ended December 31, 2022. From time to time, we have received grants from the IIA. As a recipient of grants from the IIA, we are obligated to perform all manufacturing activities for projects subject to the grants in Israel unless we receive an exemption (except for up to 10% of our manufacturing activities, which requires only a notice to be made to the IIA). Know-how from research and development which is used to produce products may not be transferred to third parties without the approval of the IIA and may require significant payments. The IIA approval is not required for the export of any products resulting from such research or development.

Through December 31, 2024, we had obtained grants from the IIA aggregating approximately $7.3 million for certain of our research and development projects related to our other Israeli subsidiaries. We are obligated to pay royalties to the IIA, amounting to 3% to 5% of the revenues from the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, if no additional payments are required, linked to the dollar and bearing interest at the rate of the higher of SOFR + 1% and 4%. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required. If we transfer our manufacturing outside of Israel, the rate of royalties will increase.

As of December 31, 2024, our Israeli subsidiaries have a contingent obligation to pay royalties in the amount of approximately $22.1 million.

D.	TREND INFORMATION

There is a growing global trend of use of AI and machine learning, and we have started implementing these capabilities in our Voice.AI products. The Voice.AI product suite is focusing on content gathering and providing insights and predictions based on the content by using AI and machine learning.

Using content gathering within organizations for AI analysis has several benefits, including:

●	Improved decision-making;
●	Cost savings;
●	Increased accuracy;
●	Scalability; and

●	Competitive advantage.

Some of the latest trends in conversational AI include:

●	Multimodal Conversational AI: Conversational AI is moving beyond text and voice to include other forms of interactions, such as images, videos and augmented reality. This allows for more natural and intuitive conversations.
●	Personalized Conversational AI: Personalized conversational AI systems are becoming more prevalent, leveraging user data and machine learning algorithms to provide more personalized and relevant responses.
●	Increased Adoption of Conversational AI: As conversational AI technology becomes more advanced and accessible, it is being adopted across a range of industries and use cases, including customer service, healthcare and education.

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

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information with respect to our directors, senior executive officers and key employees at March 11, 2025:

Name	Age	Position
Stanley B. Stern	67	Chairman of the Board of Directors
Shabtai Adlersberg	72	President, Chief Executive Officer and Director
Niran Baruch	54	Vice President Finance and Chief Financial Officer
Lior Aldema	59	Chief Business Officer
Ofer Nimtsovich	55	Chief Operating Officer
Yair Hevdeli	59	Vice President, Research and Development
Eyal Frishberg	66	Vice President, Operations
Yehuda Herscovici	58	Vice President, Products
Tal Dor	55	Vice President, Human Resources
Shaul Weissman	58	Vice President, Business Development
Hilit Fishman	50	Vice President, Marketing
Joseph Tenne(1)(2)(3)	69	Director
Shai Levy(1)(2)(3)	60	Director
Doron Nevo(1)(2)(3)	69	Director
Zehava Simon (2) (3)	66	Director
Shira Fayans Birenbaum (1)	60	Director
(1)	Member of Audit Committee
(2)	Member of Nominating Committee
(3)	Member of Compensation Committee

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

Hilit Fishman has served as our Vice President, Marketing since joining us in January 2025. Before joining AudioCodes, Ms. Fishman held senior leadership roles at Amdocs, Microsoft Israel and Check Point, where she built high-impact marketing organizations. She holds an MBA in Marketing and a Bachelor’s degree in Business Administration both from Ono Academic College.

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

Shai Levy has served as one of our directors since October 2023. Mr. Levy holds the position of AT&T Division President. Prior to holding such position, Shai served as a Business Executive responsible for worldwide Strategic Business development, and as Amdocs Israel Chief Executive Officer, as well as several other roles with the Amdocs group (NYSE: DOX). Mr. Levy has over 23 years of experience in the telecommunications industry. At Amdocs, Mr. Levy held multiple positions, ranging from General Manager of Amdocs Israel, managing customers and customer division in North America, Amdocs competency centers, Amdocs managed service division and more. Prior to joining Amdocs, Mr. Levy held the position of CFO and controller in several Israeli based companies. Mr. Levy holds an M.B.A., B.A. in economics and an additional B.A. in accounting, all from Tel Aviv University.

Doron Nevo has served as one of our directors since 2000. Mr. Nevo was co-Founder and CEO of MultiVu, a 3D imaging company, from 2019 to 2023. From 2001 to 2018, Mr. Nevo was co-Founder, President and CEO of KiloLambda Technologies. From 1999 to 2001, Mr. Nevo was involved in fund raising activities for Israeli-based startup companies. From 1996 to 1999, Mr. Nevo served as President and CEO of NKO, Inc. Mr. Nevo established NKO in early 1995 as a startup subsidiary of Clalcom Ltd. NKO designed and developed a full scale, carrier grade, IP telephony system platform and established its own IP network. From 1992 to 1996, Mr. Nevo was President and CEO of Clalcom Ltd. Mr. Nevo established Clalcom in 1992 as a telecom service provider in Israel. He also serves as a director of Hadasit Bio-Holdings (TASE: HBL) and of several private companies. Mr. Nevo holds a B.Sc. in Electrical Engineering from the Technion – Israel Institute of Technology and an M.Sc. in Telecommunications Management from Brooklyn Polytechnic.

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

Shira Fayans Birenbaum was appointed as a director in March 2022. Ms. Shira Fayans Birenbaum currently holds the position of a board member at several publicly traded and private international companies including Cofix Group Ltd. (TASE: CFX) and AnyVision Interactive (OOSTO) Ltd. Ms. Fayans Birenbaum has 25 years of experience as a Board Member and Chairwoman serving in all committees in publicly traded companies such as technology, investment houses, banks, insurance, real estate, manufacturers, semiconductor and educational institutions, in companies such as DSGP, POMVOM, ION Acquisition Corp and Anan Datacenters. In the years 2014-2019, Ms. Fayans Birenbaum held the position of COO and CMO of Microsoft Israel (NASDAQ: MSTF) leading Digital Transformation, and in 2021 to 2022 held the position of President Global of CYMPIRE lTD. Ms. Fayans Birenbaum has extensive experience in Executive C Level positions in her previous roles. Ms. Fayans Birenbaum holds an MBA and BA both from Tel Aviv University and Marketing management certification studies from The College of Management Academic Studies.

B.	COMPENSATION

The table and summary below outline the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2024. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, discretionary and non-equity incentive bonuses, share-based compensation, payments accrued or paid in connection with retirement or termination of employment, and personal benefits and perquisites such as car, phone and social benefits paid to or earned by each Covered Executive during the year ended December 31, 2024.

			Share-Based	All Other
			Compensation	Compensation
Name and Principal Position	Salary	Bonus (1)	(2)	(3)	Total
Shabtai Adlersberg – President and CEO	$357,926	$561,320	$1,237,216	$185,224	$2,341,686
Lior Aldema – CBO	$254,307	$138,454	$655,778	$98,743	$1,147,282
Ofer Nimtsovich – COO	$214,755	$89,753	$472,403	$93,967	$870,878
Niran Baruch – VP Finance and CFO	$217,358	$138,454	$428,683	$82,253	$866,748
Yair Hevdeli– VP R&D	$195,232	$44,415	$369,207	$86,640	$695,495
(1)	Amounts reported in this column represent annual incentive bonuses granted to the Covered Executives based on performance-metric formulas set forth in their respective employment agreements.
(2)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2024, with respect to share-based compensation granted to the Covered Executive.
(3)	Amounts reported in this column include personal benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the respective Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (referred to in Hebrew as “Keren Hishtalmut”), pension, severance, vacation, car or car allowance, medical insurance and benefits, risk insurance (e.g., life insurance or work disability insurance), telephone expense reimbursement, convalescence or recreation pay, relocation reimbursement, payments for social security, and other personal benefits and perquisites consistent with our guidelines. All amounts reported in the table represent incremental cost to us.

The aggregate direct remuneration paid during the year ended December 31, 2024 to the 15 persons who served in the capacity of director, senior executive officer or key employee during 2024 was approximately $4.3 million, including approximately $0.5 million which was set aside for pension and retirement benefits. The compensation amounts do not include amounts expended by us for automobiles made available to our officers, expenses (including business, travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

We currently pay each of our non-employee directors an annual fee of approximately $40,700 and a fee of $1,220 for each board meeting or committee meeting attended. In the event that a director attends a meeting by phone, or a resolution is adopted by written consent, then the fee is reduced to 60% and 50% of the regular meeting fee, respectively. Such fees are in accordance with the rates prescribed by the Israeli Companies Law Regulation for fees of outside directors. Only directors who are not officers receive compensation for serving as directors. Our director, Mr. Adlersberg, who also serves as our President and Chief Executive Officer do not receive board meeting fees. Instead, Mr. Shabtai Adlersberg receives compensation in accordance with the terms of his respective employment agreement.

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

A summary of our stock option and RSU activity and related information for the years ended December 31, 2024, 2023 and 2022 for the persons who served in the capacity of director, senior executive or key employee officer during those years is as follows:

	Year Ended December 31,
	2024		2023		2022
	Number	Weighted	Number	Weighted	Number	Weighted
	of	Average	of	Average	of	Average
	Options and	Exercise	Options and	Exercise	Options and	Exercise
	RSUs	Price	RSUs	Price	RSUs	Price
Outstanding at the beginning of the year	814,510	$2.09	894,897	$2.69	984,838	$3.17
Granted	310,000	$0.88	287,500	$0.00	315,150	$0.00
Cancelled	—
Options exercised / RSUs vested	(337,009)	$1.73	(367,887)	$1.91	(405,091)	$3.19
Outstanding at the end of the year	787,501	$1.77	814,510	$2.09	894,897	$2.69

As of December 31, 2024, options to purchase 106,250 ordinary shares were exercisable by the 15 persons who served as an officer or director during the year ended December 31, 2024 at an average exercise price of $13.00 per share. As of December 31, 2024, the 15 persons who served as an officer, director or key employee during the year ended December 31, 2024 held an aggregate of 608,751 RSUs.

C.	BOARD PRACTICES

Corporate Governance Practices

We are incorporated in Israel and therefore are subject to various corporate governance practices under the Companies Law, relating to such matters as the audit committee, the compensation committee, the internal auditor and approvals of interested party transactions and of compensation of officers and directors. These matters are in addition to the ongoing listing conditions of the Nasdaq Global Select Market and other relevant provisions of U.S. securities laws. Under the Nasdaq rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable Nasdaq requirements, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. For further information, see Item 16.G, “Corporate Governance.”

Independent Directors

Under the requirements for listing on the Nasdaq Global Select Market, a majority of our directors are required to be independent as defined by Nasdaq rules. Doron Nevo, Shai Levy, Zehava Simon, Stanley Stern, Joseph Tenne and Shira Fayans Birenbaum qualify as independent directors under the applicable SEC and Nasdaq rules, as well as under the Companies Law.

Pursuant to the SEC’s and Nasdaq’s requirements, at least one of the independent directors appointed by a publicly traded company must have “financial and accounting expertise.” Joseph Tenne is designated as the “audit committee financial expert” as that term is defined in the rules promulgated by the SEC and Nasdaq.

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

Audit Committee

Under the Companies Law and the requirements for listing on the Nasdaq Global Select Market, our board of directors is required to appoint an audit committee. Our audit committee must be comprised of at least three directors, and a majority of the committee members must comply with the director independence requirements prescribed by the Companies Law. The audit committee consists of: Doron Nevo, Shai Levy, Joseph Tenne and Shira Fayans Birenbaum with Doron Nevo serving as the chairman of the audit committee. Our board of directors has determined that Joseph Tenne is an “audit committee financial expert” as defined in SEC rules and that all members of the audit committee are independent under the applicable SEC rules, Nasdaq rules and provisions of the Companies Law.

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

Under the Companies Law, a meeting of the audit committee is properly convened if a majority of the committee members attend the meeting, and in addition a majority of the attending committee members are independent directors within the meaning of the Companies Law.

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

Compensation Committee

Under the Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must consist of at least three directors and a majority of the committee members must comply with the director independence requirements prescribed by the Companies Law. Similar to the rules that apply to the audit committee, the compensation committee may not include the chairman of the board, or any director employed by us, by a controlling shareholder or by any entity controlled by a controlling shareholder, or any director providing services to us, to a controlling shareholder or to any entity controlled by a controlling shareholder on a regular basis, or any director whose primary income is dependent on a controlling shareholder, and may not include a controlling shareholder or any of its relatives. Individuals who are not permitted to be compensation committee members may not participate in the committee’s meetings other than to present a particular issue; however, an employee who is not a controlling shareholder or relative may participate in the committee’s discussions, but not in any vote, and the company’s legal counsel and corporate secretary may participate in the committee’s discussions and votes if requested by the committee.

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

Board Classes

Pursuant to our articles of association, our directors are classified into three classes (classes I, II and III). The members of each class of directors and the expiration of his or her current term of office are as follows:

Zehava Simon	Class I	2025
Shai Levy	Class I	2025
Shira Fayans Birenbaum	Class II	2026
Joseph Tenne	Class II	2026
Shabtai Adlersberg	Class III	2027
Stanley B. Stern	Class III	2027
Doron Nevo	Class III	2027

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

D.	EMPLOYEES

We had the following number of employees as of December 31, 2024, 2023 and 2022 in the departments set forth in the table below:

	As of December 31,
	2024	2023	2022
Research and development	320	330	339
Sales and marketing, technical service and support	494	489	495
Operations	84	86	88
Management and administration	48	45	44
	946	950	966

Our employees were located in the following areas as of December 31, 2024, 2023 and 2022.

	As of December 31,
	2024	2023	2022
Israel	494	489	491
United States	182	188	200
Europe	108	103	108
Eastern Asia	140	140	136
Latin America	22	30	31
	946	950	966

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

Our employees in Israel are subject to certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists Associations) by order of the Israeli Minister of Labor. These provisions principally concern cost of living increases, recreation pay and other conditions of employment. We generally provide our employees with benefits and working conditions above the required minimums. Our employees, as a group, are not currently represented by a labor union. To date, we have not experienced any work stoppages.

Pursuant to an order issued by the Israeli Minister of Labor, provisions relating to pension arrangements in the collective bargaining agreements between the Histadrut and the Coordination Bureau of Economic Organizations apply to all employees in Israel, including our employees in Israel. We regularly contribute to a “Manager’s Insurance Fund” or to a privately managed pension fund on behalf of our employees located in Israel. These funds provide employees with a lump sum payment upon retirement (or a pension, in case of a pension fund) and severance pay, if legally entitled thereto, upon termination of employment. We provide for payments to a Manager’s Insurance Fund and pension fund contributions in the amount of 14.83% of an employee’s salary on account of severance pay and provident payment or pension, with the employee contributing 6.0% of his salary. We also pay an additional amount of up to 2.5% of certain of our employees’ salaries in connection with disability payments. In addition, we administer an Education Fund for our Israeli employees and pay 7.5% of these employees’ salaries thereto, with the employees contributing 2.5% of their salary.

E.	SHARE OWNERSHIP

The following table sets forth the share ownership of our directors and officers as of March 11, 2025, and the outstanding number of options and RSUs held by them that vest within 60 days of March 11, 2025.

	Total	Percentage
	Shares	of	Number of
	Beneficially	Ordinary	Options and
Name	Owned	Shares	RSUs

Shabtai Adlersberg	4,712,253	16.0%	80,000
Stanley B. Stern	*	*	*
Niran Baruch	*	*	*
Lior Aldema	*	*	*
Ofer Nimtsovich	*	*	*
Yair Hevdeli	*	*	*
Eyal Frishberg	*	*	*
Yehuda Herscovici	*	*	*
Tal Dor	*	*	*
Shaul Weissman	*	*	*
Joseph Tenne	*	*	*
Shai Levy	*	*	*
Doron Nevo	*	*	*
Zehava Simon	*	*	*
Shira Fayans Birenbaum	*	*	*

*Represented less than one percent.

Our officers and directors have the same voting rights as our other shareholders.

The following table sets forth information with respect to the options to purchase our ordinary shares held by Mr. Adlersberg as of March 11, 2025.

Number of		Exercise
Options	Grant Date	Price	Exercised	Cancelled	Vesting	Expiration Date
15,000	June 14, 2018	$7.33	—	—	4 years	June 14, 2025
15,000	September 14, 2018	$10.59	—	—	4 years	September 14, 2025
15,000	December 14, 2018	$10.66	—	—	4 years	December 14, 2025
15,000	March 14, 2019	$13.27	—	—	4 years	March 14, 2026
15,000	June 14, 2019	$15.93	—	—	4 years	June 14, 2026

The following table sets forth information with respect to the RSUs granted to Mr. Adlersberg as of March 11, 2025. These RSUs vest quarterly over a four-year period from the date of grant, subject to his continuing service to us.

Number of
RSUs	Grant Date	Issued
80,000	September 14, 2021	70,000
80,000	September 14, 2022	50,000
80,000	September 14, 2023	30,000
80,000	September 14, 2024	10,000

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

Under our equity incentive plan, we may grant our directors, officers and employees restricted shares, restricted share units and options to purchase our ordinary shares under Section 102. We may also grant other persons awards under our equity incentive plan. However, such other persons (controlling shareholders and consultants) will not enjoy the tax benefits provided by Section 102. The total number of ordinary shares that were originally available for grant under the 2008 Plan was 2,009,122, which was increased to 4,009,122 in 2010, 6,009,122 in 2013, 8,009,122 in 2016, 10,009,122 in 2019 and 12,009,122 in 2022. This number is reduced by one share for each equity grant we make under the 2008 Plan. During 2024, options to purchase 87,650 ordinary shares and 512,424 restricted share units were granted under the 2008 Plan. As of December 31, 2024, 1,155,071 ordinary shares remained available for grant under the 2008 Plan. As of December 31, 2024, there are 306,200 options to purchase ordinary shares and 1,206,444 restricted share units outstanding under the plan.

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

To our knowledge, (A) we are not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government and (B) there are no arrangements, the operation of which may at a subsequent date result in a change in control of AudioCodes. The following table sets forth, as of March 11, 2025, the number of our ordinary shares, which constitute our only outstanding voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding ordinary shares, and (ii) all of our directors and senior executive officers as a group.

Identity of Person or	Amount	Percent of
Group	Owned	Class(8)
Shabtai Adlersberg(1)	4,712,253	16.0%
Senvest Management, LLC(2)	2,543,368	8.6%
Value Base Ltd.(3)	2,458,674	8.3%
Leon Bialik(4)	2,287,956	7.8%
Copeland Capital Management, LLC(5)	1,653,376	5.6%
Morgan Stanley Capital Services LLC and Morgan Stanley(6)	1,536,371	5.2%
William Blair Investment Management, LLC(7)	1,536,371	5.2%
All directors and senior executive officers as a group (15 persons)(8)	5,098,628	17.3%
(1)	The information is derived from a statement on Schedule 13G/A of Shabtai Adlersberg filed with the SEC on February 11, 2025. Includes options to purchase 80,000 ordinary shares exercisable within 60 days of March 11, 2025.
(2)	The information is derived from a statement on Schedule 13G/A of Senvest Management, LLC filed with the SEC on February 9, 2024.
(3)	The information is derived from a statement on Schedule 13G/A of Value Base, Ltd filed with the SEC on January 22, 2025.
(4)	The information is derived from a statement on Schedule 13G/A of Leon Bialik filed with the SEC on February 4, 2025.
(5)	The information is derived from a statement on Schedule 13G of Copeland Capital Management, LLC filed with the SEC on January 26 2022.
(6)	The information is derived from a statement on Schedule 13G of Morgan Stanley Capital Services LLC and Morgan Stanley filed with the SEC on November 6, 2024.

(7)	The information is derived from a statement on Schedule 13G/A of William Blair Investment Management, LLC filed with the SEC on February 12, 2024.
(8)	Includes 106,250 ordinary shares which may be purchased pursuant to options exercisable within 60 days following March 11, 2025, and 48,749 ordinary shares issuable pursuant to restricted share units that vest within 60 days of March 11, 2025.
(9)	This percentage calculation is rounded to the nearest tenth and based on 29,473,093 outstanding ordinary shares as of March 11, 2025 (which does not include treasury shares outstanding as of March 11, 2025).

Mr. Adlersberg held approximately 15.8% of our ordinary shares as of December 31, 2024, as compared to 15.0% of our ordinary shares as of December 31, 2023, and 14.0% of our ordinary shares as of December 31, 2022.

Senvest Management, LLC held approximately 8.6% of our ordinary shares as of December 31, 2024, as compared to 8.3% of our ordinary shares as of December 31, 2023. Senvest Management, LLC did not file a statement on Schedule 13G (with respect to its ownership in the Company) for the year ended December 31, 2024 or December 31, 2022.

Value Base Ltd. held approximately 8.3% of our ordinary shares as of December 31, 2024. Value Base Ltd. did not file a statement on Schedule 13G (with respect to its ownership in the Company) for the years ended December 31, 2023 or December 31, 2022.

Mr. Bialik held approximately 7.7% of our ordinary shares as of December 31, 2024, as compared to 7.6% of our ordinary shares as of December 31, 2023, and 7.4% of our ordinary shares as of December 31, 2022.

Copeland Capital Management, LLC did not file a statement on Schedule 13G/A (with respect to its ownership in the Company) for the years ended December 31, 2024, December 31, 2023, and December 31, 2022.

Morgan Stanley and Morgan Stanley Capital Services LLC collectively held 7.6% of our ordinary shares as of December 31, 2024, as compared to 6.2% of our ordinary shares as of December 31, 2023. Neither Morgan Stanley nor Morgan Stanley Capital Services LLC filed a statement on Schedule 13G/A (with respect to its ownership in the Company) for the year ended December 31, 2022. William Blair Investment Management, LLC held approximately 5.2% of our ordinary shares as of December 31, 2024, as compared to 5.0% of our ordinary shares as of December 31, 2023, and 5.2% of our ordinary shares as of December 31, 2022. William Blair did not file a statement on Schedule 13G (with respect to its ownership in the Company) for the years ended December 31, 2024.

As of March 11, 2025 there were approximately four holders of record of our ordinary shares in the United States, although we believe that the number of beneficial owners of the ordinary shares is significantly greater. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

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

No significant change has occurred since December 31, 2024, except as otherwise disclosed in this Annual Report.

ITEM 9.        THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Our ordinary shares are listed on the Nasdaq Global Select Market and the TASE under the symbol “AUDC.”

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ordinary shares are listed for trading on the Nasdaq Global Select Market under the symbol “AUDC.” Our ordinary shares are also listed for trading on the Tel-Aviv Stock Exchange under the symbol “AUDC.” In addition, we are aware of our ordinary shares being traded on the following markets: Frankfurt Stock Exchange, Dusseldorf Stock Exchange, Munich Stock Exchange, Stuttgart Stock Exchange.

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.      ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Objectives

Our objectives, set forth in our articles of association, are to engage in any legal occupation or business.

Share Capital

Our authorized share capital consists of NIS 1,025,000 divided into 200,000,000 ordinary shares, nominal value NIS 0.01 per share, and 2,500,000 preferred shares, nominal value NIS 0.01 per share. As of March 11, 2025, we had 29,473,093 ordinary shares outstanding (which does not include 35,782,144 treasury shares) and no preferred shares outstanding.

Borrowing Powers

The board of directors has the power to cause us to borrow money and to secure the payment of borrowed money. The board of directors specifically has the power to issue bonds or debentures, and to impose mortgages or other security interests on all or any part of our property.

Amendment of Articles of Association

In general, shareholders may amend our articles of association by a resolution adopted at a shareholders’ meeting by the holders of 50% of the voting power represented at the meeting in person or by proxy and voting thereon. The amendment of certain provisions of our articles of association requires an increased voting threshold. For example, the approval of amendments to the provisions concerning business combinations with certain shareholders requires the approval of holders of 85% of our outstanding voting shares. Additionally, the amendment of the provisions concerning (i) the procedure according to which shareholders may propose items to include in the agenda of a general meeting of the shareholders and (ii) the role and composition of the board of directors, including the method of appointment of its members, require the approval sixty-six and two-thirds percent (66 2/3)% of the voting power represented at the meeting in person or by proxy and voting thereon.

Qualification of Directors

No person shall be disqualified to serve as a director by reason of his not holding AudioCodes shares or by reason of his having served as a director in the past.

Dividends

Under the Companies Law, a company may make “distributions”, as such term is defined in the Companies Law (which definition includes the payment of dividends and a company’s repurchase of its outstanding shares) only out of its profits as determined for statutory purposes, unless court approval is granted for such despite the lack of statutory profits. There is a unified statutory test for the payment of dividends and a company’s repurchase of its outstanding shares. In 2024, we received court approval to pay dividends (and repurchase our ordinary shares) up to certain ceilings, despite the lack of statutory profits. The current approval is valid until June 14, 2025. We may seek further approvals to repurchase our ordinary shares and to continue to pay dividends. As we are a Nasdaq-listed company, court approval is not required for our repurchase of our ordinary shares, provided that we notify our creditors of the proposed repurchase and allow such creditors an opportunity to initiate a court proceeding to review the repurchase. If within 30 days such creditors do not file an objection, then we may proceed with the repurchase. In each case, we are only permitted to make the distribution if our board of directors and, if applicable, the court, determines there is no reasonable concern that such distribution will prevent us from satisfying our existing and foreseeable obligations as they become due. The amount of any dividend to be distributed among shareholders is based on the nominal value of their shares.

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

The board of directors may, whenever it thinks fit, convene a special shareholders meeting. The board of directors must convene a special shareholders’ meeting at the request of:

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

Approvals. The Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest requires board approval, unless the transaction is an extraordinary transaction, or the articles of association provide otherwise. Our articles of association do not provide otherwise. The transaction may be approved only if it is in our best interest. If the transaction is an extraordinary transaction, then the approvals of the company’s audit committee and the board of directors are required. If the transaction concerns exculpation, indemnification, insurance or compensation of an office holder, then the approvals of the company’s compensation committee and the board of directors are required, except if the compensation arrangement is an immaterial amendment to an existing compensation arrangement of an officer who is not a director, in which case the approval of the compensation committee is sufficient. Exculpation, indemnification, insurance or compensation of a director or the Chief Executive Officer also requires shareholder approval.

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

In August 2023, our board of directors approved certain amendments to our compensation policy in order to adopt a clawback policy, or the Clawback Policy, which is administered by our compensation committee and was adopted in compliance with Section 10D of the Exchange Act and applicable rules of the Nasdaq Global Select Market. The Clawback Policy, which was additionally approved by our shareholders on October 24, 2023 in connection with our 2023 Annual General Meeting of Shareholders, requires the return of incentive compensation paid to our executive officers in the case of certain restatements of our financial statements under the rules of the Nasdaq Global Select Market. A copy of the Clawback Policy is included as Exhibit 97.1 to our Annual Report for the year ended December 31, 2023.

We have adopted an insider trading policy which applies to all of the Company’s directors, officers and employees as well as certain related parties, and sets forth procedures governing the purchase, sale and other disposition of our securities by such parties. Our insider trading policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of our insider trading policy has been filed as Exhibit 11.1 to this Annual Report.

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
o

financial liability was imposed on the office holder in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent; and in connection with an administrative enforcement proceeding or a financial sanction (without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Office Holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, and expenses that the Office Holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Israeli Securities Law, including reasonable legal expenses, which term includes attorney fees); and

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

Trapped Earnings

On November 15, 2021, a new amendment to the Investment Law, or the Investment Law Amendment, was approved, introducing a new dividend distribution ordering rule to cause the distribution of earnings that were tax exempt under the historical Approved or Beneficial Enterprise regimes, or Trapped Earnings, to be on a pro-rata basis from any dividend distribution. The Investment Law Amendment is applicable to distributions from August 15, 2021 onwards. Therefore, the corporate income tax, or CIT, claw-back will apply upon any dividend distribution, as long as the Company has Trapped Earnings.

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

The 2017 Amendment provides new tax tracks for a “Preferred Technological Enterprise”– an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion for a tax year. Under the law, a Preferred Technological Enterprise, which is located in the center of Israel will be subject to tax at a rate of 12% on profits being derived from eligible intellectual property, or the Preferred Technological Income, and “Preferred Technological Enterprise” which is located in development area A will be subject to tax rate of 7.5%. In addition, a “Preferred Technological Enterprise” will receive a reduced corporate tax rate of 12% on capital gains derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if (i) the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and (ii) such sale receives prior approval from the IIA. However, the proportion of income that may be considered Preferred Technological Income and receive the tax benefits described immediately above is calculated according to a nexus formula, which is based on the proportion of qualifying expenditures on intellectual property compared to overall expenditures.

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

We are eligible for tax benefits as a Preferred Technological Enterprise from the 2019 tax year and thereafter as mentioned above and the changes in the tax rates relating to Preferred Technological Enterprises were taken into account in the computation of deferred taxes as of December 31, 2024.

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

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

A detailed return, including a computation of the tax due, must be filed and an advance payment must be paid on January 31st and July 30th of each tax year for sales of securities traded on a stock exchange made within the previous six months. However, if all tax due was withheld at the source according to applicable provisions of the Israeli Income Tax Ordinance and the regulations promulgated thereunder, the return does not need to be filed, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and an advance payment does not need to be made, and (iii) the taxpayer is not obligated to pay excess tax (as further explained below). Capital gains are also reportable on an annual income tax return.

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

A non-Israeli resident who receives dividends from which tax was duly withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer; (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and (iii) the taxpayer is not liable to surtax (as further explained below).

Surtax

Individuals who are subject to tax in Israel (whether or not Israeli residents) are subject to a surtax at a rate of 3% of annual taxable income in excess of NIS 721,560 (for the 2025 tax year, which amount is linked to the annual change in the Israeli consumer price index), including, but not limited to, dividends, interest and capital gain. According to the Economic Efficiency Law (Legislative Amendments to Achieve the Budget Targets for the 2025 Budget Year) (Freezing of Tax Updates and Surtax), 2024 (the “Economic Efficiency Law”), during the years 2025 to 2027, the aforementioned amount will not be adjusted in accordance with the Israeli consumer price index. In addition, under the Economic Efficiency Law, an individual whose taxable income from “Capital Sources” in the tax year exceeds the aforesaid amount shall be subject to an additional tax on the portion of their taxable income from Capital Sources that exceeds the aforesaid amount at a rate of 2%. For this purpose, Capital Source means any source of income (including, among other things, capital gain, dividend and interest) other than income from business, employment and personal exertion.

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

Our website is http://www.audiocodes.com. We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the SEC. We make available, free of charge, on our website (under the heading “Investor Relations”) our Annual Reports on Form 20-F, Reports on Form 6-K and amendments to those reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. No information contained on our website is intended to be included as part of, or incorporated by reference into, this Annual Report. The SEC maintains an Internet site that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to financial market risk associated with changes in foreign currency exchange rates. To mitigate these risks, we use derivative financial instruments. The majority of our revenues and expenses are generated in dollars. A portion of our expenses, however, is denominated in NIS. In order to protect ourselves against the volatility of future cash flows caused by changes in foreign exchange rates, we use currency forward contracts and currency options. We usually hedge the part of our forecasted expenses denominated in NIS. If our currency forward contracts and currency options meet the definition of a hedge, and are so designated, changes in the fair value of the contracts will be offset against changes in the fair value of the hedged assets or liabilities through earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change. Our hedging program reduces, but does not eliminate, the impact of foreign currency rate movements and due to the general economic slowdown along with the devaluation of the dollar, our results of operations may be adversely affected. Without taking into account the mitigating effect of our hedging activity, a 10% decrease in the dollar exchange rates in effect for the year ending December 31, 2024 would cause a decrease in net income of approximately $8.1 million.

ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Our original Articles of Association and Memorandum of Association were adopted prior to the enactment of the Companies Law and were only amended on limited occasions since adoption. In light of changes in the business and legal environment that occurred since such time, in August 2020, our Board of Directors approved, and in September 2020 our shareholders approved, our Amended and Restated Articles of Association and Amended and Restated Memorandum of Association, which amended and restated our prior Articles of Association and Memorandum of Association in their entirety. The description of those amendments, set forth in our proxy statement filed as Exhibit 99.1 to our Form 6-K filed with the SEC on August 13, 2020, is incorporated herein by reference, and the Amended and Restated Articles of Association and Amended and Restated Memorandum of Association are incorporated by reference as Exhibits 1.1 and 1.2 to this Annual Report.

In September 2024, our shareholders approved further amendments to our Amended and Restated Articles of Association, which increased our authorize share capital by NIS 1,000,000 such that our authorized share capital now consist of NIS 2,025,000, divided into 200,000,000 ordinary shares and 2,500,000 preferred shares. This increase is designed to maintain our current flexibility to conduct future issuances of our Ordinary Shares, in the ordinary course from time to time to fund our operations and to perform equity-based acquisitions or licensing transactions. The description of the amendment, set forth in our proxy statement filed as Exhibit 99.1 to our Form 6-K filed with the SEC on August 13, 2024, is incorporated herein by reference, and the Amended and Restated Articles of Association, as amended by the foregoing, is incorporated by reference as Exhibit 1.1 and 1.2 to this Annual Report.

ITEM 15.      CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our President and Chief Executive Officer and our Vice President Finance and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in 13a-15(e) under the Exchange Act) as of December 31, 2024. Based on this evaluation, our President and Chief Executive Officer and Vice President Finance and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were (i) designed to ensure that material information relating to us, including our consolidated subsidiaries, is made known to our management, including our President and Chief Executive Officer and Vice President Finance and Chief Financial Officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared and (ii) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the framework for Internal Control – Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on our assessment under that framework and the criteria established therein, our management concluded that the company’s internal control over financial reporting were effective as of December 31, 2024.

Attestation Report of the Registered Public Accounting Firm

This Annual Report includes an attestation report of our registered public accounting firm regarding internal control over financial reporting on page F-4 of our audited consolidated financial statements set forth in Item 18, “Financial Statements,” and is incorporated herein by reference.

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

ITEM 16.C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost Forer Gabbay & Kasierer, a member of EY Global, has served as our independent public accountants for each of the years in the three-year period ended December 31, 2024. The following table presents the aggregate fees for professional audit services and other services rendered by Kost Forer Gabbay & Kasierer in 2024 and 2023.

	Year Ended December 31,
	(Amounts in thousands)
	2024	2023
Audit Fees	$709	$488
Tax Fees	103	68
Total	$812	$556

Audit Fees consist of fees billed for the annual audit of the company’s consolidated financial statements and the statutory financial statements of the company. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include services rendered for the integrated audit over internal controls as required under Section 404 of the Sarbanes-Oxley Act applicable in 2024 and 2023, the provision of consents and the review of documents filed with the SEC.

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

During 2024 and 2023, no services provided to AudioCodes by Kost Forer Gabbay & Kasierer were approved by the audit committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 201 of Regulation S-X. We approve all such compensation by the audit committee.

ITEM 16.D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2024, we repurchased an aggregate of 1,385,632 of our ordinary shares for an aggregate consideration of approximately $14.3 million, as set forth below:

Period	(a) Total Number of Ordinary Shares Purchased (1)	(b) Average Price Paid per Ordinary Share ($) (2)	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Program	(d) Approximate dollar Value of Shares That May Yet be Purchased under the Program ($)
January 1 - January 31, 2024	256,238	11.84	256,238	16,202,858
February 1 - February 28, 2024	38,125	11.63	38,125	15,758,437
March 1 - March 31, 2024(3)	7,574	12.89	7,574	10,207,556
April 1 - April 30, 2024	—	—	—	10,207,556
May 1 - May 31, 2024	—	—	—	10,207,556
June 1 - June 30, 2024	116,453	10.01	116,453	9,038,045
July 1 - July 31, 2024	119,986	10.88	119,986	19,880,014
August 1 - August 31, 2024(4)	189,465	10.71	189,465	12,401,866
September 1 - September 30, 2024	23,258	10.35	23,258	12,160,405
October 1 - October 31, 2024	234,533	9.54	234,533	9,916,095
November 1 - November 30, 2024	122,031	9.14	122,031	8,797,580
December 1 - December 31, 2024	277,969	9.41	277,969	19,041,940
Total in 2024	1,385,632	10.31	1,385,632	19,041,940
(1)

In each of July 2024 and December 2024, we received court approvals in Israel to repurchase up to $20.0 million of our ordinary shares. Each of the foregoing approvals received in 2024 allowed us to use the approved amounts for share repurchases or cash dividends. The Israeli court generally limits its approval to six months from the date of application. Consequently, although the program does not have a set end date, it requires renewal each six months by submitting new court application based on the then prevailing facts. No shares were repurchased during the year ended December 31, 2024, other than through the repurchase program.

(2)	Excluding commissions.
(3)	In March 2024, we paid a cash dividend in the aggregate amount of $5.5 million.

(4)In August 2024, we paid a cash dividend in the aggregate amount of $5.4 million.

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

ITEM 16.I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16.J. INSIDER TRADING POLICIES

We have adopted an insider trading policy which applies to all of the Company’s directors, officers and employees as well as certain related parties, and sets forth procedures governing the purchase, sale and other disposition of our securities by such parties. Our insider trading policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of our insider trading policy has been filed as Exhibit 11.1 to this Annual Report.

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

AudioCodes’ risk management and strategy is based on the following principles:

●	Risk management is a continuous, cyclical process that involves six steps: (1) establishing context; (2) identifying and describing risks; (3) quantifying and assessing risks; (4) taking action to control risks; (5) monitoring and reviewing risks; (6), and communicating and consulting about risks.
●	Risk management is a key organizational responsibility that aims to identify and control all risks that might have an impact on the organization’s objectives, its employees, and the people it interacts with.
●	Risk management is a good management practice and central to the effective running of the organization. AudioCodes will seek to ensure that any decisions made on behalf of the organization are taken with due consideration of the effective management of risks.
●	Risk management is supported by an annual external audit and review of governance, risk management, and internal controls, as well as regular internal audits and reports.
●	AudioCodes shall seek to implement the information security controls as detailed in its work plan and risk assessment table.
●	AudioCodes has assigned clear roles and responsibilities for risk management to its senior management, the CISO, its employees and its contractors.

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

As part of our board of directors’ enterprise risk management process, our board of directors has responsibility for oversight of cybersecurity risk management. Our board of directors has delegated to the audit committee of our board of directors’ oversight of our cybersecurity risk management program, which, pursuant to the audit committee charter, includes reviewing our cybersecurity and other information technology risks, controls and procedures, including our plans to mitigate cybersecurity risks and to respond to data breaches. Our internal auditor provides periodic reports to the audit committee covering cybersecurity and other information technology risks affecting us. In the event of a cybersecurity incident, we have implemented a process in which our CIO would report such incident to our board of directors if the incident were determined to present critical risk to us.

AudioCodes’ senior management has the ultimate responsibility for the implementation of its risk management policy and risk management process on a day-to-day basis. Senior management is accountable for ensuring that the risk management policy is established, implemented, maintained and reviewed in accordance with the ISO 27001 standard and the organizational objectives. Senior management is also responsible for providing the necessary resources, support and guidance for the effective execution of the risk management process. In particular, AudioCodes’ senior management demonstrates leadership and commitment to the risk management policy and the risk management process by:

●	Establishing and communicating the risk appetite and the risk criteria for the organization;
●	Approving the risk management policy and ensuring its alignment with the information security policy and the Information Security Management System, or ISMS, manual;
●	Ensuring that the roles and responsibilities for the risk management process are clearly defined and assigned;
●	Ensuring that the risk management process is integrated into the organizational processes and the ISMS manual;
●	Ensuring that the risk management process is monitored and reviewed regularly and that the results are reported and acted upon;
●	Ensuring that the risk management process is subject to internal and external audits and that the audit findings are addressed and resolved; and
●	Security and privacy committee meets quarterly and discusses on open issues regarding cyber security and cyber risks.

PART III

ITEM 17.      FINANCIAL STATEMENTS

Not applicable.

ITEM 18.      FINANCIAL STATEMENTS

Reference is made to pages F-1 to F-41 of the financial statements attached hereto.

ITEM 19.      EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit		Incorporated by Reference
No.	Document	Form	File No.	Date Filed

1.1*	Amended and Restated Memorandum of Association of Registrant.

1.2	Amended and Restated Articles of Association of Registrant.	6-K	000-30070	9/15/2020

2.1*	Description of Securities.

4.1	License Agreement between AudioCodes Ltd. and DSP Group, Inc., dated as of May 6, 1999.	F-1	333-10352	5/22/1999

4.2	Employment Agreement between AudioCodes Ltd. and Shabtai Adlersberg.	6-K	000-30070	11/12/2009

4.3	Amendment No. 1 to Employment Agreement between AudioCodes Ltd. and Shabtai Adlersberg.	6-K	000-30070	8/8/2013

4.4	Amendment No. 2 to Employment Agreement between AudioCodes Ltd. and Shabtai Adlersberg.	6-K	000-30070	8/8/2017

4.5	Amendment No. 3 to Employment Agreement between AudioCodes Ltd. and Shabtai Adlersberg.	6-K	000-30070	8/14/2019

4.6†	English Summary of Terms of Employment of Lior Aldema, as of March 2019.	20-F (2019)	000-30070	3/19/2019

4.9	AudioCodes Ltd. 2008 Equity Incentive Plan.	20-F (2008)	000-30070	6/30/2009

4.10	Amendment to AudioCodes Ltd. 2008 Equity Incentive Plan.	S-8	333-170676	11/18/2010

4.11	Amendment No. 2 to AudioCodes Ltd. 2008 Equity Incentive Plan.	S-8	333-190437	8/7/2013

4.12	Amendment No. 3 to AudioCodes Ltd. 2008 Equity Incentive Plan.	S-8	333-210438	3/29/2016

4.13	Amendment No. 4 to AudioCodes Ltd. 2008 Equity Incentive Plan.	S-8	333-230388	3/19/2019

4.14	Form of Insurance, Indemnification and Exculpation Agreement between the Registrant and each of its directors and executive officers.	6-K	000-30070	11/10/2011

4.18	Amendment No. 5 to AudioCodes Ltd. 2008 Equity Incentive Plan.	S-8	333-264535	4/28/2022

4.19	Lease Agreement, dated May 13, 2022, by and between Kingsbridge 2005 LLC and AudioCodes Ltd.	20-F (2022)	000-30070	4/24/2023

4.20†	English Summary of Building and Tenancy Lease Agreement, dated November 16, 2022, by and between Naimi Towers Ltd. and AudioCodes Ltd.	20-F (2022)	000-30070	4/24/2023

4.21†

English Summary Translation of Building and Tenancy Lease Agreement, dated June 14, 2023, by and between MAY A.B. NADLAN LTD, Migdal Group Insurance & Finance Migdal Makefet Pension Funds and Provident Funds Ltd, PEL-HAMAGEN HOUSE LTD (sides 2-4: “Migdal”), and AudioCodes Ltd.

		20-F (2023)	000-30070	3/27/2024

8.1*	Subsidiaries of the Registrant.

11.1*	Insider Trading Policies for AudioCodes Ltd.

12.1*	Certification of Shabtai Adlersberg, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Niran Baruch, Vice President Finance and Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification by President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification by Vice President Finance and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

97.1	Clawback Policy	20-F (2023)	000-30070	3/27/2024

101.1*	Interactive Data Files (XBRL-Related Documents).

†English summary of Hebrew original.

*Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

AUDIOCODES LTD.

By:	/s/ SHABTAI ADLERSBERG
Shabtai Adlersberg
President and Chief Executive Officer

Date: March 26, 2025

AUDIOCODES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

IN U.S. DOLLARS

-3-6232525 -3-5622555
Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

AUDIOCODES LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AudioCodes Ltd. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 26, 2025, expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER

a Member of EY Global

We have served as the Company’s auditor since 1997.

Tel-Aviv, Israel

March 26, 2025

-3-6232525 -3-5622555
Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

AUDIOCODES LTD.

Opinion on Internal Control Over Financial Reporting

We have audited AudioCodes Ltd. internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, AudioCodes Ltd. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated March 26, 2025 expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER
a Member of EY Global

Tel-Aviv, Israel
March 26, 2025

AUDIOCODES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2024	2023
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$58,749	$30,546
Short-term bank deposits	210	212
Short-term marketable securities	3,426	7,438
Trade receivables	56,016	51,125
Other receivables and prepaid expenses	13,012	9,381
Inventories	31,463	43,959

Total current assets	162,876	142,661

LONG-TERM ASSETS:
Long-term trade receivables	15,753	16,798
Long-term marketable securities	28,518	65,732
Long-term financial investments	3,008	2,730
Deferred tax assets	9,838	6,208
Operating lease right-of-use assets	32,534	36,712
Severance pay funds	18,004	17,202

Total long-term assets	107,655	145,382

PROPERTY AND EQUIPMENT, NET	27,321	10,893

INTANGIBLE ASSETS, NET	489	1,021

GOODWILL	37,560	37,560

Total assets	$335,901	$337,517

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED BALANCE SHEETS (Cont.)

U.S. dollars in thousands, except share and per share data

	December 31,
	2024	2023
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	7,543	7,556
Other payables and accrued expenses	25,823	29,943
Deferred revenues	38,438	38,820
Short-term operating lease liabilities	5,954	7,878

Total current liabilities	77,758	84,197

LONG-TERM LIABILITIES:
Accrued severance pay	$16,387	16,662
Deferred revenues and other liabilities	19,434	17,142
Long-term operating lease liabilities	30,508	31,404

Total long-term liabilities	66,329	65,208

COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)

Total liabilities	144,087	149,405

SHAREHOLDERS’ EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value -
Authorized: 200,000,000 and 100,000,000 shares as of December 31, 2024 and 2023, respectively; Issued: 65,170,217 and 64,611,583 shares as of December 31, 2024 and 2023, respectively; Outstanding: 29,679,755 and 30,506,753 shares as of December 31, 2024 and 2023, respectively	112	110
Additional paid-in capital	415,716	407,122
Treasury stock at cost – 35,490,462 and 34,104,830 shares as of December 31, 2024 and 2023, respectively	(250,331)	(236,003)
Accumulated other comprehensive income (loss)	1,114	(3,905)
Retained earnings	25,203	20,788

Total shareholders’ equity	191,814	188,112

Total liabilities and shareholders’ equity	$335,901	$337,517

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year Ended December 31,
	2024	2023	2022
Revenues:
Products	$111,966	$123,991	$164,302
Services	130,210	120,392	110,791

Total revenues	242,176	244,383	275,093

Cost of revenues:
Products	44,448	47,964	63,686
Services	39,567	38,070	32,629

Total cost of revenues	84,015	86,034	96,315

Gross profit	158,161	158,349	178,778

Operating expenses:
Research and development, net	52,125	57,169	59,842
Selling and marketing	71,167	70,243	70,123
General and administrative	17,678	16,513	17,494

Total operating expenses	140,970	143,925	147,459

Operating income	17,191	14,424	31,319
Financial income (expenses), net	(2,095)	(52)	2,864

Income before taxes on income	15,096	14,372	34,183
Taxes on income (tax benefits)	(215)	5,592	5,717

Net income	$15,311	$8,780	$28,466

Earnings per share:
Basic	$0.51	$0.28	$0.89
Diluted	$0.50	$0.28	$0.88

Weighted average number of shares used in computations of earnings per share:
Basic	30,200,210	31,400,900	31,849,422
Diluted	30,636,088	31,578,713	32,500,141

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year Ended December 31,
	2024	2023	2022
Net income	$15,311	$8,780	$28,466

Other comprehensive income (loss) related to:
Change in unrealized gains (losses) on marketable securities available-for-sale, net of tax:
Gain (loss) on marketable securities recognized in other comprehensive income	1,798	2,859	(5,434)
Loss on marketable securities reclassified to net income	882	(213)	—
Other comprehensive income (loss) related to unrealized gains (losses) on marketable securities available-for-sale	2,680	2,646	(5,434)

Change in unrealized gains (losses) on cash flow hedges, net of tax:
Gain (loss) on derivative instruments recognized in other comprehensive income,	(306)	(2,165)	(8,979)
Gain (loss) on derivative instruments reclassified to net income	2,645	6,567	3,683

Other comprehensive income (loss), related to unrealized gains (losses) on cash flow hedges, net of tax	2,339	4,402	(5,296)

Other comprehensive income (loss), net of tax of $(1,061), $(1,303) and $2,205 for 2024, 2023 and 2022, respectively	5,019	7,048	(10,730)

Total comprehensive income	$20,330	$15,828	$17,736

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share and per share data

				Accumulated	Retained
		Additional		other	earnings
	Share	paid-in	Treasury	comprehensive	(accumulated	Total
	capital	capital	stock	income (loss)	deficit)	equity
Balance as of January 1, 2022	107	$378,766	$(179,645)	$(223)	$6,493	$205,498

Purchase of treasury stock	—	—	(38,099)	—	—	(38,099)
Issuance of shares upon exercise of options and vesting of RSUs	2	1,053	—	—	—	1,055
Share-based compensation related to options and RSUs granted to employees and non-employees	—	15,122	—	—	—	15,122
Cash dividends paid	—	—	—	—	(11,552)	(11,552)
Net income	—	—	—	—	28,466	28,466
Other comprehensive loss	—	—	—	(10,730)	—	(10,730)
Balance as of December 31, 2022	109	394,941	(217,744)	(10,953)	23,407	189,760

Purchase of treasury stock	—	—	(18,259)	—	—	(18,259)
Issuance of shares upon exercise of options and vesting of RSUs	1	801	—	—	—	802
Share-based compensation related to options and RSUs granted to employees and non-employees	—	11,380	—	—	—	11,380
Cash dividends paid	—	—	—	—	(11,399)	(11,399)
Net income	—	—	—	—	8,780	8,780
Other comprehensive income	—	—	—	7,048	—	7,048
Balance as of December 31, 2023	110	407,122	(236,003)	(3,905)	20,788	188,112
Purchase of treasury stock	—	—	(14,328)	—	—	(14,328)
Issuance of shares upon exercise of options and vesting of RSUs	2	366	—	—	—	368
Share-based compensation related to options and RSUs granted to employees and non-employees	—	8,228	—	—	—	8,228
Cash dividends paid	—	—	—	—	(10,896)	(10,896)
Net income	—	—	—	—	15,311	15,311
Other comprehensive income	—	—	—	5,019	—	5,019
Balance as of December 31, 2024	112	$415,716	$(250,331)	$1,114	$25,203	$191,814

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year Ended December 31,
	2024	2023		2022
Cash flows from operating activities:

Net income	$15,311	$8,780		$28,466
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,883	2,596		2,984
Net loss from sale of marketable securities	882	218	*	—
Amortization of marketable securities premiums and accretion of discounts, net	1,120	1,130	*	1,513
Share-based compensation related to options and RSUs granted to employees and non-employees	8,228	11,380		15,122
Financial expenses (income), net	313	(218)		(892)
Decrease (increase) in deferred tax assets, net	(4,548)	1,437		1,780
Decrease (increase) in trade receivables, net	(3,846)	1,600		(20,567)
Decrease (increase) in other receivables and prepaid expenses	(3,631)	625		(1,621)
Decrease (increase) in inventories	12,283	(7,791)		(12,653)
Decrease in operating lease right-of-use assets	6,009	9,281		6,639
Decrease in operating lease liabilities	(4,651)	(6,914)		(9,509)
Increase (decrease) in trade payables	(13)	(3,782)		3,475
Increase (decrease) in other payables and accrued expenses	3,223	(6,233)		(4,077)
Increase (decrease) in deferred revenues	1,767	3,144		(2,030)
Decrease in accrued severance pay, net	(1,077)	(362)		(349)

Net cash provided by operating activities	35,253	14,891		8,281

Cash flows from investing activities:

Purchase of property and equipment	(24,280)	(5,965)		(1,487)
Purchase of financial investments	(675)	(81)		(16,615)
Proceeds from redemption of marketable securities	7,450	3,084		1,123
Proceeds from redemption of financial investments	132	14,094		1,052
Proceeds from sale of marketable securities	35,177	3,846		2,250
Investment in short-term and restricted bank deposits	—	—		(5,000)
Proceeds from short-term and restricted bank deposits	2	4,998		10
Proceeds from long-term and restricted bank deposits	—	—		94
Net cash paid for acquisition of subsidiary	—	—		(1,100)

Net cash provided by (used in) investing activities	$17,806	$19,976		$(19,673)

*Reclassified

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

U.S. dollars in thousands

	Year Ended December 31,
	2024	2023	2022
Cash flows from financing activities:

Purchase of treasury stock	$(14,328)	$(18,259)	$(38,099)
Cash dividends paid	(10,896)	(11,399)	(11,552)
Proceeds from issuance of shares upon exercise of options	368	802	1,055
Net cash used in financing activities	(24,856)	(28,856)	(48,596)

Increase (decrease) in cash, cash equivalents	28,203	6,011	(59,988)

Cash, cash equivalents at the beginning of the year	30,546	24,535	84,523
Cash, cash equivalents at the end of the year	$58,749	$30,546	$24,535

Supplemental disclosure of cash flow activities:

Cash paid during the year for income taxes	$5,784	$4,196	$4,024

Significant non-cash transactions:

Inventory transferred to be used as property and equipment	$213	$209	$264
Non-cash purchase of property and equipment	$—	$2,805	$—

Operating lease right-of-use asset recognized with corresponding lease liability	$1,831	$32,476	$3,699

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-GENERAL

a.	Business overview:

AudioCodes Ltd. (the “Company”) and its subsidiaries (together with the Company, the “Group” or the “Company”) is a leading vendor of advanced communication, software, products and productivity solutions for the digital workplace. The Company’s products are deployed on-premises or delivered from the cloud. Providing software communications, cloud-based platforms, customer premise equipment and software applications, the Company’s solutions and products are geared to meet the growing needs of enterprises and service providers realigning their operations towards the transition to all-IP networks for unified communications, contact centers, and hosted business services. In addition, the Company offers a complete suite of professional and managed services that allow the Company’s partners and customers to choose a service package (or complement their own offering) from a modular portfolio of professional services.

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

During the years ended December 31, 2024, 2023 and 2022, the Group had a major customer which accounted for 13.3%, 16.3% and 15.1%, respectively, of total revenues in those years. In addition, during the years ended December 31, 2024, 2023 and 2022, the Group had an additional major customer which accounted for 11.7%, 10.3% and 10.0%, respectively, of total revenues in those years. No other customer accounted for more than 10% of the Group’s revenues in the years ended December 31, 2024, 2023 and 2022.

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

Short-term bank deposits are deposits with maturities of more than three months, but less than one year. The deposits are denominated mainly in dollars and bear interest at an average annual rate of 2.99% and 2.72% for the years ended December 31, 2024 and 2023, respectively. Short-term bank deposits are presented at cost. Any accrued interest on these deposits is included in other receivables and prepaid expenses.

f.	Trade receivables:

The Group records trade receivables when it has unconditional right to consideration for amounts invoiced and yet unbilled invoices. The Group’s allowance for credit losses for trade receivables is based upon its assessment of various factors, including historical experience, the age of the trade receivable balances, credit quality of its customers, current economic conditions and other factors. The estimated allowance for credit losses is recorded as general and administrative expenses in the consolidated statements of operations. As of December 2024 and 2023, the allowance for credit loss was $647 and $505, respectively.

Trade receivables also include the Group’s short-term and long-term net investment in a lease receivable (see Note 9).

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

As of December 31, 2024, the Group classified all of its marketable securities as available-for-sale (“AFS”). AFS securities are carried out at fair value, with the unrealized gains and losses, net of related tax, reported in “accumulated other comprehensive loss” in shareholders’ equity. Realized gains and losses on sale of investments are included in “financial income (expenses), net” and are derived using the specific identification method for determining the cost of securities. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, together with interest on securities, is included in “financial income (expenses), net”.

The Group periodically evaluates its AFS debt securities for impairment. If the amortized cost of an individual security exceeds its fair value, the Group considers its intent to sell the security or whether it is more likely than not that it will be required to sell the security before recovery of its amortized basis. If either of these criteria are met, the Group writes down the security to its fair value and records the impairment charge in the consolidated statements of operations. If neither of these criteria are met, the Group assesses whether credit loss exists. In making this assessment, the Group considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and any adverse conditions specifically related to the security, among other factors.

Any additional impairment not recorded through an allowance for credit losses is recognized in other comprehensive income or loss.

During the years ended December 31, 2024, 2023 and 2022, the Group’s credit losses were immaterial.

h.	Long-term and restricted bank deposits:

Bank deposits and the related accrued interest with maturities of more than one year are included in long-term investments and presented at their cost. Accrued interest that is payable within a one-year period is included in other receivables and prepaid expenses.

i.	Inventories:

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the “weighted average cost” method for raw materials and finished products with the addition of direct manufacturing cost. The Group periodically evaluates the quantities on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, discontinued product lines and market prices lower than cost.

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

The Group’s long-lived assets (asset group) to be held and used, including right-of-use assets and intangible assets subject to amortization are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment” whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. If such assets are considered to be impaired, recoverability of assets (asset group) to be held and used is measured by a comparison of the carrying amount of an asset (asset group) to the future undiscounted cash flows expected to be generated by the asset. The impairment to be recognized is measured by the amount by which the carrying amount of the assets (asset groups) exceeds the fair value of the assets (asset groups).

During the years ended December 31, 2024, 2023 and 2022, no impairment losses have been identified.

k.	Intangible assets:

Intangible assets are comprised of acquired technology, customer relations and licenses. The Group’s intangible assets are not considered to have an indefinite useful life and are amortized using the straight-line basis over their estimated useful lives, which range from 4 to 10 years.

l.	Leases:

The Group evaluates the contracts it enters into to determine whether such contracts contain leases. A contract contains a lease if the contract conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration.

The Group determines if an arrangement is a lease at inception of the contract, which is the date on which the terms of the contract are agreed to, and the agreement creates enforceable rights and obligations. The commencement date of the lease is the date that the lessor makes an underlying asset available for the lessee’s use. At commencement, contracts containing a lease are further evaluated for classification as an operating or finance lease where the Company is a lessee, or as an operating, sales-type or direct financing lease where the Company is a lessor, based on their terms.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As the Group’s lease arrangements as a lessee do not provide an implicit rate, thus, the Group uses its incremental estimated borrowing rate at lease commencement to measure the right-of-use (“ROU”) assets and lease liabilities. Operating lease expense is generally recognized on a straight-line basis over the lease term. The Group elected to not recognize a lease liability or ROU asset for leases with a term of twelve months or less. The Group also elected the practical expedient to not separate lease and non-lease components for its leases.

A portion of the Group’s sales of equipment to customers are made through bundled lease arrangements which typically include software license, equipment and services. Revenues under these bundled lease arrangements are allocated considering the relative standalone selling prices of the lease and non-lease components included in the bundled arrangement. The primary accounting provisions the Group use to classify transactions as sales-type or operating leases is a review of the present value of the lease payments to determine if they are equal to or greater than substantially all of the fair market value of the equipment at the inception of the lease. Equipment included in arrangements meeting these conditions are accounted for as sales-type leases and revenue is recognized at lease commencement. Equipment included in arrangements that do not meet these conditions are generally accounted for as operating leases and revenue is recognized over the term of the lease. For the year ended December 31, 2024, equipment leases that were classified as operating leases were immaterial.

m.	Goodwill:

Goodwill and certain other purchased intangible assets have been recorded in the Group’s financial statements as a result of acquisitions.

Goodwill represents the excess of the purchase price over the estimated fair value of net assets of a business acquired in a business combination. Under ASC 350, “Intangibles - Goodwill and Other”, goodwill is not amortized but rather is subject to an impairment test at least annually.

The Group performs an annual impairment test of goodwill in the fourth quarter of each fiscal year, or more frequently, if events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is tested for impairment at the reporting unit level, by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If the reporting unit does not pass the qualitative assessment, the Group carries out a quantitative test for impairment of goodwill, by comparing the fair value of the reporting unit with the carrying amount of the reporting unit that includes goodwill. The Group may bypass the qualitative assessment and proceed directly to performing the quantitative goodwill impairment test. The Group operates as one segment, and this segment comprises its only reporting unit. Therefore, goodwill is tested for impairment at that level. The Group did not record goodwill impairment charges during the years ended December 31, 2024, 2023 and 2022.

n.	Revenue recognition:

The Group generates its revenues primarily from the sale of software licenses, equipment, and related services through a direct sales force and sales representatives. A portion of the Group’s sales of equipment to customers are made through bundled lease arrangements (see l above and Note 9). The Group’s products are delivered to its customers, which include original equipment manufacturers, network equipment providers, systems integrators, enterprises, carriers and distributors in the telecommunications and networking industries, all of whom are considered end-users.

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

The Group enters into contracts that can include combinations of products and services that are capable of being distinct and accounted for as separate performance obligations. The software licenses and equipment are distinct as the customer can derive the economic benefit of it without any additional services. The Group also provides professional services, support and maintenance services, which are accounted for as separate performance obligations. The Group allocates the transaction price to each performance obligation, based on its relative standalone selling price out of the total consideration of the contract. To the extent the transaction price includes usage-based fees, variable fees are generally recognized when the subsequent usage occurs or using the variable consideration allocation exception.

Software license and equipment revenues are recognized at the point of time when control is transferred.

Revenues from maintenance and support services are generally recognized ratably over the term of the contract, as the services have a consistent pattern of transfer to the customer during the contract period. Revenues from professional services are recognized over time based on the method that best depicts the transfer of services to the customer.

As the Group generally does not sell the products separately on a standalone basis, the standalone selling prices are not directly observable. Therefore, the Group makes estimates based on reasonably available information. The estimated selling price is established considering multiple factors such as historical selling prices, internal pricing practices, gross margin objectives and discount policy. The Group typically bills customers based on actual delivery. The payment terms vary, mainly with terms of 60 days or less. Revenue is recognized net of any taxes collected from customers which are subsequently remitted to the tax authorities, The Company elected to account for shipping and handling activities as fulfillment activities. Shipping and handling activities are classified as part of the cost of revenues.

The Group grants to certain customers a right of return or the ability over a limited period of time to exchange for other products a specific percentage of the total price paid for products they have purchased. The Group maintains a provision for product returns and exchanges and other incentives, based on its experience with historical sales returns, analysis of credit memo data and other known factors, all in accordance with ASC 606. This provision is deducted from revenues and amounted to $1,675 and $2,137 as of December 31, 2024 and 2023, respectively. This provision was recorded as part of other payables and accrued expenses.

In instances of contracts where revenue recognition differs from the timing of invoicing, the Group generally determined that those contracts do not include a significant financing component. The primary purpose of the invoicing terms is to provide customers with simplified and predictable ways of purchasing the Group’s products and services, not to receive or provide financing. The Group uses the practical expedient and does not assess the existence of a significant financing component when the difference between payment and revenue recognition is one year or less.

Deferred revenues include amounts invoiced to customers for which revenue has not yet been recognized. Deferred revenues are recognized as (or when) the Group performs the performance obligations under the contract.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Group pays sales commissions to selling and marketing personnel, based on their attainment of certain predetermined sales goals. Amortization of sales commissions are consistent with the pattern of revenue recognition of each performance obligation and are included in selling and marketing expenses in the consolidated statements of operations.

The Group has included as part of other receivables and prepaid expenses in its consolidated balance sheet, costs to obtain a contract in the amount of $689 and $542, as of December 31, 2024 and 2023, respectively. Remaining performance obligations represents contracted revenues that have not yet been recognized, which includes deferred revenues and non-cancelable contracts that will be recognized as revenue in future periods. The following table represents the remaining performance obligations as of December 31, 2024, which are expected to be satisfied and recognized in future periods:

	Year Ending December 31,
			2027 and
	2025	2026	thereafter
Products	$152	$—	$—
Services	38,286	12,856	6,203

	$38,438	$12,856	$6,203

The Group’s remaining performance obligations above do not include usage-based fees that are recognized when the subsequent usage occurs or using the variable consideration allocation exception.

Significant changes in the balances of deferred revenues during the years are as follows:

	Year Ended December 31,
	2024	2023
Balance at the beginning of the year	$55,730	$52,586

Revenue recognized	(26,586)	(17,469)
Increase in deferred revenues and customer advances	28,353	20,613

Balance at the end of the year	57,497	55,730
Less current portion at the end of the year	(38,438)	(38,820)

Long-term portion at the end of the year	$19,059	$16,910

As of December 31, 2024, and 2023 the trade receivables resulting from revenue contracts were $43,425 and $42,758, respectively.

o.	Warranty costs:

The Group usually provides an assurance-type warranty for a period of 12 months at no extra charge. The Group estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Group’s warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Group periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary. As of December 31, 2024 and 2023, the provision for warranty amounted to $132 and $149, respectively.

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

Participation grants from the Israel Innovation Authority (the “IIA”) for research and development activity are recognized at the time the Group is entitled to such grants based on the costs incurred and included as a deduction from research and development costs. Research and development grants recognized during the years ended December 31, 2024, 2023 and 2022 were $55, $665 and $624, respectively.

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

The Group accounts for comprehensive income (loss) in accordance with ASC 220, “Comprehensive Income”, which establishes standards for the reporting and presentation of comprehensive income (loss) and its components in a full set of general-purpose financial statements. Comprehensive income (loss) generally represents all the changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The components of AOCI were as follows:

	Gains (losses)
	on AFS	Gains (losses)
	marketable	on cash flow
	securities	hedges	Total
Balance as of January 1, 2024	$(3,730)	$(175)	$(3,905)

Other comprehensive gains (loss) before reclassifications, net of tax	1,798	(306)	1,492
Amounts reclassified from AOCI	882	2,645	3,527
Other comprehensive income, net of tax	2,680	2,339	5,019

Balance as of December 31, 2024	$(1,050)	$2,164	$1,114

	Year Ended December 31,
	2024	2023	2022
Amounts reclassified from AOCI
Cost of revenues	$634	$1,400	$814
Research and development expenses, net	1,217	2,983	1,735
Selling and marketing expenses	582	1,217	708
General and administrative expenses	212	967	426
Financial expenses	882	—	—

Total operating expenses before income taxes	$3,527	$6,567	$3,683

The effects on net income of amounts reclassified from AOCI in the years ended December 31, 2024, 2023 and 2022 derive from realized losses on cash flow hedges recorded in operating expenses and from realized losses on AFS marketable securities recorded in financial income or expenses.

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

Certain outstanding options and restricted share units (“RSUs”) have been excluded from the calculation of the diluted earnings per share since such securities are anti-dilutive for all years presented. The total weighted average number of shares related to the outstanding options and RSUs that have been excluded from the calculation of diluted earnings per share were 284,903, 710,761 and 153,191 for the years ended December 31, 2024, 2023 and 2022, respectively.

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

The Group selected the Black-Scholes option pricing model as the most appropriate fair value method for the Group’s option awards. The fair value of RSUs is based on the market value of the underlying shares at the date of grant. The following table sets forth the parameters used in computation of the options compensation to employees:

	Year Ended December 31,
	2024	2023	2022
Dividend yield	1.13%	1.13%	1.13%
Expected volatility	40.19%-48.11%	46.24%	47.64%
Risk-free interest	3.98%-4.23%	4.57%	2.83%
Expected life	3.59-4.86 years	3.60 years	4.10 years

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

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The total share-based compensation expenses relating to all of the Company’s share-based awards recognized for the years ended December 31, 2024, 2023 and 2022 were included in items of the consolidated statements of operations, as follows:

	Year Ended December 31,
	2024	2023	2022
Cost of revenues	$369	$388	$425
Research and development expenses, net	2,108	2,685	3,481
Selling and marketing expenses	2,959	4,297	6,032
General and administrative expenses	2,792	4,010	5,184
Total share-based compensation expenses	$8,228	$11,380	$15,122

v.	Treasury stock:

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

Since March 2011, the Group’s agreements with new Israeli employees are under Section 14 of the Israeli Severance Pay Law, 1963. The Group’s contributions for severance pay have replaced its severance pay obligation. Upon contribution of the full amount of the employee’s monthly salary for each year of service, no additional calculations are conducted between the parties regarding the matter of severance pay and no additional payments are made by the Group to the employee upon termination. The Group is legally released from the obligations to employees once the deposit amounts have been paid, and therefore the severance pay liability is not reflected in the balance sheet.

Severance pay expenses for the years ended December 31, 2024, 2023 and 2022, amounted to $2,342, $2,995 and $3,907, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.	Employee benefit plan:

The Group has 401(k) defined contribution plans covering employees in the United States. All eligible employees may elect to contribute a portion of their annual compensation to the plan through salary deferrals, subject to the Internal Revenue Service limit of $20.5 during the years ended December 31, 2024 and 2023, plus a catch-up contribution of $7.5 for participants aged 50 or over. The Group matches 50% of employees’ contributions, up to a maximum of 6% of the employees’ annual pay. In the years ended December 31, 2024, 2023 and 2022, the Group matched contributions in the amount of $506, $524 and $531, respectively.

y.	Advertising expenses:

Advertising expenses are charged to the consolidated statements of operations as incurred. Advertising expenses for the years ended December 31, 2024, 2023 and 2022 amounted to $2,433, $1,942 and $1,733, respectively.

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

The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, bank deposits, trade receivables, trade payables, other receivables and other payables and accrued expenses approximate their fair value due to the short- or long-term maturity of such instruments.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Group measures its investments in marketable securities and foreign currency derivative contracts at fair value. Marketable securities and foreign currency derivative contracts are classified within Level 2 as these instruments are valued using alternative pricing sources utilizing market observable inputs.

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

ab.	Recently adopted accounting pronouncement:

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. The Company adopted AUS 2023-07 during the year ended December 31, 2024. See Note 15, Segment and geographic information.

ac.	Recently issued accounting pronouncement not yet adopted:

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 (the year ending December 31, 2025, for the Company), with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-09.

In November 2024, the FASB issued ASU 2024-03, “Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026 (the year ending December 31, 2027, for the Company), and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-MARKETABLE SECURITIES

The following is a summary of AFS marketable securities:

	December 31, 2024
		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value
Maturing within one year:
Corporate bonds	$3,241	$—	$(22)	$3,219
Maturing between one to five years:
Corporate bonds	28,343	—	(1,250)	27,093
Governmental bonds	1,715	—	(83)	1,632

Balance as of December 31, 2024	$33,299	$—	$(1,355)	$31,944

	December 31, 2023
		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value
Maturing within one year:
Corporate bonds	$6,128	$—	$(163)	$5,965
Governmental bonds	$967	$—	$(10)	$957
Maturing between one to five years:
Corporate bonds	69,137	—	(4,476)	64,661
Governmental bonds	1,744	—	(157)	1,587

Balance as of December 31, 2023	$77,976	$—	$(4,806)	$73,170

The following table presents gross unrealized losses and fair values for those investments that were in an unrealized loss position as of December 31, 2024, and the length of time that those investments have been in a continuous loss position:

	Less than 12 months		12 months and greater
		Gross		Gross
		unrealized		unrealized
	Fair value	loss	Fair value	loss
As of December 31, 2024	$—	$—	$31,944	$(1,355)

	Less than 12 months		12 months and greater
		Gross		Gross
		unrealized		unrealized
	Fair value	loss	Fair value	loss

As of December 31, 2023	$—	$—	$73,170	$(4,806)

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-INVENTORIES

	December 31,
	2024	2023
Raw materials	$14,028	$18,742
Finished products	17,435	25,217

	$31,463	$43,959

During the years ended December 31, 2024 and 2023, the Group wrote off inventory in a total amount of approximately $4.8 million and approximately $1.1 million, respectively. During the year ended December 31, 2022, the Group’s inventory write off was immaterial.

NOTE 5:-PROPERTY AND EQUIPMENT, NET

	December 31,
	2024	2023
Cost:
Computers and peripheral equipment	$15,644	$16,395
Office furniture and equipment	4,367	6,272
Leasehold improvements	22,040	8,748

	42,051	31,415
Accumulated depreciation:
Computers and peripheral equipment	9,745	13,008
Office furniture and equipment	2,734	4,625
Leasehold improvements	2,251	2,889

	14,730	20,522

Depreciated cost	$27,321	$10,893

Depreciation expenses amounted to $3,351, $2,051 and $2,181 for the years ended December 31, 2024, 2023 and 2022, respectively.

NOTE 6:-INTANGIBLE ASSETS, NET

		Useful life	December 31,
		(years)	2024	2023
a.	Cost:
	Acquired technology and license	4 - 10	$21,815	$21,815
	Customer relationship	4.5 - 9	4,951	4,951

			26,766	26,766
	Accumulated amortization:
	Acquired technology and license		21,388	20,900
	Customer relationship		4,889	4,845

			26,277	25,745

	Amortized cost		$489	$1,021

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-INTANGIBLE ASSETS, NET (Cont.)

b.	Amortization expenses related to intangible assets amounted to $532, $545 and $804 for the years ended December 31, 2024, 2023 and 2022, respectively.
c.	Expected amortization expenses are as follows:

Year ending December 31,
2025	$470
2026	19

$489

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

The Group’s financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates:

	December 31, 2024
	Fair value measurements
	using input type
	Level 2	NAV
Marketable securities	$31,944	$—
Financial investments (see also Note 10d)	—	3,008
Financial assets related to foreign currency derivative hedging contracts	2,430	—

Total financial net assets as of December 31, 2024	$34,374	$3,008

	December 31, 2023
	Fair value measurements
	using input type
	Level 2	NAV
Marketable securities	$73,170	$—
Financial investments (see also Note 10d)	—	2,730
Financial assets related to foreign currency derivative hedging contracts	(461)	—

Total financial net assets as of December 31, 2024	$72,709	$2,730

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-FAIR VALUE MEASUREMENTS (Cont.)

As of December 31, 2024, and 2023 the financial investments measured using NAV included two Secured Bridge Loans Funds that offer short-term loans to various consumers, which are secured by real-estate assets and vehicles.

One investment fund can be redeemed by the investees during the next five years. The fair value of this investment in this class has been estimated using the net asset value (“NAV”) of the Group’s ownership interest in partners’ capital. The carrying amount of this investment was $1,329 and $1,461 as of December 31, 2024, and 2023, respectively.

The second investment in an equity fund is locked up until its maturity after five years from the investment date. The fair value of this investment in this class has been estimated using the NAV of the Group’s ownership interest in partners’ capital. The carrying amount of this investment was $1,679 and $1,269 as of December 31, 2024, and 2023, respectively.

Gains (Losses) from the financial investments amounted to $(265) and $336 for the years ended December 31, 2024, and 2023, respectively.

NOTE 8:-OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2024	2023
Payroll and other employee related accruals	$16,227	$16,715
Forward liability	—	461
Accrued expenses	6,829	8,339
Government authorities	1,082	2,274
Provision for returns	1,675	2,137
Other	10	17

	$25,823	$29,943

NOTE 9:-LEASES

Lease agreements:

The Group as a lessee:

The Group’s facilities are leased under several lease agreements for periods ending up to 2033, with options to extend the leases ending up to 2038. In addition, the Group has various operating lease agreements with respect to motor vehicles.

The components of operating lease costs were as follows:

	Year Ended
	December 31,
	2024	2023	2022
Fixed lease cost	$9,850	$10,979	$9,271
Variable lease cost	393	477	260
Sublease income	(173)	(1,167)	(1,516)
Total net lease costs	$10,070	$10,289	$8,015

The Group’s operating lease agreements have remaining lease terms ranging from one year to 13.46 years, including agreements with options to extend the leases for up to six years.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-LEASES (Cont.)

The following table represents the weighted-average remaining lease term and discount rate:

Year Ended
December 31,
2024
Weighted average remaining lease term	8.82 years
Weighted average discount rate	5.05%

The following table presents supplemental cash flows information related to the lease costs for operating leases:

Year Ended
December 31,
2024
Cash paid for amounts included in measurement of lease liabilities:
Operating cash flows for operating leases	$9,003

The discount rate was determined based on the estimated incremental borrowing rate of the Group.

Maturities of operating lease liabilities were as follows:

Year ending December 31,
2025	$5,996
2026	5,259
2027	4,287
2028	4,170
2029 and thereafter	26,870

Total lease payments	$46,582

Less - imputed interest	$(10,120)
Present value of lease liabilities	$36,462

In November 2022, the Company entered into a new lease agreement in Park Naimi, which is located near Messubim Junction in Israel (the “New Lease Agreement”). The New Lease Agreement replaced the previous lease agreement in Israel which was originally scheduled to expire in January 2024 and was extended until April 2024. Pursuant to the New Lease Agreement, the Company leases from the landlord an approximately 10,500 square foot facility (the “Premises”). The lease of the Premises commenced in July 2023. The initial lease term under the New Lease Agreement is for seven years. The Company additionally holds options under the New Lease Agreement to extend the lease term for additional periods of five years. At the commencement date, the Company recognized ROU assets and lease liabilities related to the New Lease Agreement in the amount of $25,810.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-LEASES (Cont.)

The Group as a lessor:

Revenue from sales-type leases is presented on a gross basis when the Group enters into a lease to realize value from a product that it would otherwise sell in its ordinary course of business. The Group’s leases generally do not provide for a residual value guarantee. The Group’s lease arrangements are generally comprised of fixed lease payments and do not include options to purchase the underlying assets and to extend or terminate the lease.

Interest income for the years ended December 31, 2024, 2023 and 2022 were $390, $266 and $75, respectively, and were included in financial income (expenses), net in the consolidated statement of operations.

At the commencement date of sales-type leases for the years ended December 31, 2024, 2023 and 2022, the Group recognized $15,707, $15,937 and $19,802 of product revenue, respectively. As of the commencement date of sales-type leases for the year ended December 31, 2024, 2023 and 2022, the Group recognized $1,406, $4,178 and $2,152 cost of product revenue, respectively. The Group’s short -term net investment in a lease receivable as of December 31, 2024 and 2023, were $11,682 and $8,367 respectively and are presented within trade receivables in the consolidated balance sheets. The Group’s long -term net investment in a lease receivable as of December 31, 2024 and 2023, were $15,753 and $16,798, respectively and are presented within long -term trade receivables in the consolidated balance sheets.

The following table illustrates the Group’s future sales-type lease receipts as of December 31, 2024:

Year ending December 31,
2025	$8,959
2026	8,348
2027	4,625
2028	2,271
2029 and thereafter	4,141
Total future minimum receipts	$28,344
Less - unearned interest income	$(909)
Total	$27,435

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-COMMITMENTS AND CONTINGENT LIABILITIES

a.	Purchases commitments:
1.

The Group is obligated under certain agreements with its suppliers to purchase specified items of excess inventory which are expected to be utilized in the following two years, primarily in 2025. As of December 31, 2024, non-cancelable purchase obligations were approximately $11,052.

2.

In addition, the Group is obligated under certain agreements with its suppliers to purchase software as a service (SaaS) subscription service which are expected to be utilized during 2025 until 2027. As of December 31, 2024, non - cancelable purchase obligations were approximately $13,300.

b.	Royalty commitment to the IIA:

Under the research and development agreements of the Company and its Israeli subsidiaries with the IIA and pursuant to applicable laws, the Company and its Israeli subsidiaries were required to pay royalties at the rate of 1.3%-5% on sales to end customers of products developed with funds provided by the IIA, up to an amount equal to 100% of the IIA research and development grants received, linked to the dollar plus interest on the unpaid amount received based on the 12-month SOFR rate (from the year the grant was approved) applicable to dollar deposits. The Company and its Israeli subsidiaries were obligated to repay the IIA for the grants received only to the extent that there are sales of the funded products.

As of December 31, 2024, and 2023, the Company’s Israeli subsidiaries have a contingent obligation to pay royalties to the IIA in the amount of approximately $22,084 and $21,250, respectively.

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

The Group may be obligated under certain agreements with respect to Secured Bridge Loan Fund to invest an additional amount of up to approximately $729 if called upon by the fund. During the year ended December 31, 2024, the Group invested an additional amount of $675 (see also Note 7).

NOTE 11:-SHAREHOLDERS’ EQUITY

a.	Treasury stock:

During the year ended December 31, 2014, the Company’s Board of Directors approved a share repurchase program to repurchase up to $3,000 of its ordinary shares (the “Share Repurchase Program”), which is the amount that the Company could repurchase under Israeli law without further approval from an Israeli court. During the ten years ended December 31, 2023, the Company received Israeli court approvals to repurchase up to an additional $381,000 of its ordinary shares. In addition, in each of July 2024 and December 2024, the Company received court approval to repurchase up to an additional $20,000 of its ordinary shares (the “Permitted Amount”). The most recent court approvals also permit the Company to declare a dividend of any part of the Permitted Amount during the approved validity period. The current approval is valid through June 14, 2025.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-SHAREHOLDERS’ EQUITY (Cont.)

As of December 31, 2024, pursuant to the Company’s Share Repurchase Program, the Company had repurchased a total of 35,490,462 of its ordinary shares at a total cost of $250,331 (of which 1,385,632 of its ordinary shares were repurchased during the year ended December 31, 2024, for aggregate consideration of $14,328).

b.	Cash Dividends:

On February 6, 2024, the Company declared a cash dividend of $0.18 per share. The dividend, in the aggregate amount of approximately $5.5 million, was paid on March 6, 2024 to all of the Company’s shareholders of record on February 20, 2024.

On July 29, 2024, the Company declared a cash dividend of $0.18 cents per share. The dividend, in the aggregate amount of approximately $5.4 million, was paid on August 29, 2024 to all of the Company’s shareholders of record on August 15, 2024. See Note 17 for cash dividends declared and paid subsequent to December 31, 2024.

c.	Employee and Non-Employee Share Option Plan:

In 2008, the Company’s Board of Directors approved the 2008 Equity Incentive Plan (as amended, the “Plan”) that became effective in January 2009. Under the Plan, options and RSUs may be granted to employees, officers, non-employee consultants and directors of the Company. As of December 31, 2024, the total number of shares authorized for future grants under the Plan is 1,155,071.

Options granted under the Plan expire seven years from the date of grant, and options that are forfeited or cancelled before expiration, become available for future grants.

The following is a summary of the Company’s stock option activity and related information for the year ended December 31, 2024:

			Weighted
			average
		Weighted	remaining
		average	contractual	Aggregate
	Number	exercise	term (in	intrinsic
	of options	price	years)	value
Options outstanding at the beginning of the year	265,300	$12.40	2.48	$450
Changes during the year:
Granted	87,650	$11.19
Exercised	(44,125)	$8.35
Forfeited	(2,625)	$11.47

Options outstanding at the end of the year	306,200	$12.64	3.04	$80

Options exercisable at the end of the year	202,425	$13.24	1.32	$73

The weighted average grant-date fair value of options granted during the years ended December 31, 2024, 2023 and 2022 was $4.50, $3.98 and $8.99, per option, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing share price on the last trading day of the fiscal year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on the last trading day of the fiscal year. This amount changes based on the fair market value of the Company’s ordinary shares.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-SHAREHOLDERS’ EQUITY (Cont.)

The total intrinsic value of options exercised in the years ended December 31, 2024, 2023 and 2022 was $97, $378 and $2,878, respectively.

The options for employees outstanding as of December 31, 2024 have been separated into ranges of exercise prices, as follows:

	Number of	Weighted		Number of
	options	average		options	Weighted
	outstanding	remaining	Weighted	exercisable	average
Range of	as of	contractual	average	as of	exercise price
exercise	December 31,	life (in	exercise	December 31,	of exercisable
price	2024	years)	price	2024	options
$7.08-10.90	115,450	2.14	$9.48	89,800	$9.28
$11.30-30.76	190,750	3.58	$14.56	112,625	$16.40

	306,200	3.04	$12.64	202,425	$13.24

The following is a summary of the Company’s RSUs’ activity and related information for the year ended December 31, 2024:

		Weighted
	Number of	average grant
	shares	date fair value
RSUs outstanding at the beginning of the year	1,231,879	$20.35
Changes during the year:
Granted	512,424	$10.85
Vested	(514,509)	$23.43
Forfeited	(23,350)	$22.54

RSUs outstanding at the end of the year	1,206,444	$14.96

As of December 31, 2024, there was a total of $7,850 unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.80 years. The total fair value of the Company’s RSUs vested during the years ended December 31, 2024, 2023 and 2022 was $12,053, $13,363 and $12,079, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-TAXES ON INCOME

a.	Israeli taxation:
1.	Measurement of taxable income in dollars:

The Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Accordingly, results for tax purposes are measured in terms of earnings in dollars. The tax liability, as calculated in dollars is translated into NIS according to the exchange rate as of December 31 of each year.

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

Taxable income of the Israeli companies is subject to a corporate tax rate of 23% in each of the years ended December 31, 2024, 2023 and 2022.

The Company is eligible for tax benefits as a PTE as mentioned in 2 in this Note 12 above.

The deferred tax balances, as of December 31, 2024, have been calculated based on the PTE effective tax rate (see also 2 in this Note 12 above).

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

c.	Net operating loss carryforward and deferred taxes in respect thereto:

As of December 31, 2020, the Company has realized all of its carryforward tax losses in Israel, which can be offset against taxable income.

As of December 31, 2024, the Company’s Israeli subsidiaries have $71,541 in net operating loss carryforwards in Israel, which can be carried forward indefinitely.

The Company’s U.S. subsidiary has total available carryforward tax losses of approximately $5,738 to offset against future U.S. federal taxable gains. These carryforward tax losses expire between 2025 and 2032. As of December 31, 2024, the Company’s U.S. subsidiary recorded a deferred tax asset of $1,487 in respect of such carryforward tax losses.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

d.	Income before taxes on income is comprised as follows:

	Year Ended December 31,
	2024	2023	2022
Domestic	$7,618	$5,110	$25,434
Foreign	7,478	9,262	8,749

	$15,096	$14,372	$34,183

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-TAXES ON INCOME (Cont.)

e.	Taxes on income (tax benefits) are comprised as follows:

	Year Ended December 31,
	2024	2023	2022
Current taxes:
Domestic	$3,328	$2,030	$3,707
Foreign	1,005	2,013	35

	4,333	4,043	3,742
Deferred tax expense (benefit):
Domestic	(85)	(14)	269
Foreign	(4,463)	1,563	1,706

	(4,548)	1,549	1,975

	$(215)	$5,592	$5,717

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax liabilities and assets are as follows:

	December 31,
	2024	2023
Deferred tax assets:
Net operating loss carryforward	$17,982	$21,316
Operating lease liabilities	4,011	4,321
Marketable Securities	404	1,409
Derivatives	—	22
Reserves and allowances	7,858	7,292

Net deferred tax assets before valuation allowance	29,429	34,360
Less - valuation allowance	(15,629)	(23,897)

Deferred tax asset	$13,800	$10,463

Deferred tax liability:
Operating lease ROU assets	$(3,961)	$(4,256)
Derivatives	(267)	—
Other	(108)	(232)
Deferred tax liability	$(4,336)	$(4,488)

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-TAXES ON INCOME (Cont.)

A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized. The Group has established a valuation allowance to offset certain deferred tax assets as of December 31, 2024 and 2023 due to the uncertainty of realizing future tax benefits from its deferred tax assets. For the year ended December 31, 2024, the Company’s U.S. subsidiary recognized a tax benefit of $5,522 attributable to the release of valuation allowance related to net operating loss carryforwards and other temporary differences.

g.	Reconciliation of the theoretical tax expenses:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the Israeli statutory corporate tax rate applicable to the income of the Company, and the actual tax expense (benefit) as reported in the statement of operations is as follows:

	Year Ended December 31,
	2024	2023	2022
Income before taxes, as reported in the consolidated statements of operations	$15,096	$14,372	$34,183

Israeli statutory corporate tax rate	23.0%	23.0%	23.0%

Theoretical tax expense on the above amount at the Israeli statutory corporate tax rate	$3,472	$3,304	$7,861
Impact of Preferred Technological Enterprise status	(3,077)	(608)	(3,031)
Changes in tax reserve for uncertain tax positions	(67)	47	90
Adjustments for previous years’ taxes	2,536	486	448
Impact of income tax at rates other than the Israeli statutory corporate tax rate	2,131	749	(375)
Share-based compensation expenses see Note 11c.	1,914	1,289	329
Losses and temporary differences for which valuation allowance was provided	(7,363)	198	453
Impact of tax rate change	—	—	152
Other	239	127	(210)

Actual tax expense (benefit)	$(215)	$5,592	$5,717

h.	Tax assessments:

The Company received final tax assessments through 2022.

The statute of limitations related to tax returns of the Company's U.S. subsidiary for all tax years up to and including 2020 has lapsed.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-FINANCIAL INCOME (EXPENSES), NET

	Year Ended December 31,
	2024	2023	2022
Financial expenses:
Loss related to non-hedging derivative instruments	$(1,949)	$(1,565)	$(331)
Amortization of marketable securities premiums and accretion of discounts, net	(1,120)	(1,348)	(1,513)
Exchange rate differences	(506)	(205)	—
Loss from financial investments	(1,147)	—	—
Other	(296)	(327)	(358)

	(5,018)	(3,445)	(2,202)
Financial income:
Gain related to non-hedging derivative instruments	16	24	—
Exchange rate differences	—	—	1,325
Gain from financial investments	—	333	937
Interest income, net	2,907	3,036	2,804

	2,923	3,393	5,066

Financial income (expenses), net	$(2,095)	$(52)	$2,864

NOTE 14:-EARNINGS PER SHARE

	Year Ended December 31,
	2024	2023	2022
Numerator:
Net income	$15,311	$8,780	$28,466

Denominator:
Denominator for basic earnings per share - weighted average number of ordinary shares, net of treasury stock	30,200,210	31,400,900	31,849,422
Effect of dilutive securities:
Employee stock options and RSUs	435,878	177,813	650,719

Denominator for diluted earnings per share - adjusted weighted average number of shares	30,636,088	31,578,713	32,500,141

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-SEGMENT AND GEOGRAPHIC INFORMATION

The Group operates in one operating and reportable segment. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker. The Group’s chief operating decision maker (“CODM”) is its Chief Executive Officer, who reviews financial information presented on a consolidated basis. The CODM uses consolidated net income to assess financial performance and allocate resources.

The following table summarizes the Group’s segment revenue, significant segment expenses, and segment net income:

	Year Ended December 31,
	2024	2023	2022
Revenue	$242,176	$244,383	$275,093
Less:
Payroll expenses – included in cost of revenues (1)	7,328	7,339	7,961
Payroll expenses – included in operating expenses (1)	108,424	110,680	115,630
Office rent and maintenance	11,974	11,445	7,803
Other segment items (2)	106,468	113,478	123,194
Net income	$15,311	$8,780	$28,466

(1)Payroll expenses exclude share-based compensation expenses.

(2)Other segment items include other cost of revenues, depreciation and amortization, share based compensation, other research and development, other selling and marketing, other general and administrative, financial income, and taxes on income.

Revenues in the table below are attributed to geographical areas, based on the location of the end customers.

The following presents total revenues for the years ended December 31, 2024, 2023 and 2022 and long-lived assets (including ROU assets) as of December 31, 2024, 2023 and 2022.

	Year Ended and as of December 31,
	2024		2023		2022
		Long-		Long-		Long-
	Total	lived	Total	lived	Total	lived
	revenues	assets	revenues	assets	revenues	assets
Americas, principally the United States	$125,204	$4,684	$126,419	$5,026	$139,583	$3,588
Europe	76,624	180	78,939	290	87,679	328
Eastern Asia	32,745	829	35,352	859	42,108	901
Israel	7,603	54,651	3,673	42,451	5,723	14,231

	$242,176	$60,344	$244,383	$48,626	$275,093	$19,048

The Group has derived approximately 46% of its revenues for the year ended December 31, 2024 from sales in the United States.

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

As of December 31, 2024 and 2023, the Group had a net unrealized gain (loss) associated with cash flow hedges of ($2,164) and $175, respectively, recorded in other comprehensive income (loss).

As of December 31, 2024 and 2023, the par value of the Group’s outstanding forward and options contracts in the amount of $60,000 and $105,000, respectively, which were designated as cash flow hedges. In addition, as of December 31, 2024, the Group had no outstanding forward and options contracts which are not designated as hedging contracts. As of December 31, 2023, the Group had $6,500 outstanding forward contracts which are not designated as hedging contracts.

The fair value of the Group’s outstanding derivative instruments and the effect of derivative instruments in cash flow hedging relationship on other comprehensive income for the years ended December 31, 2024 and December 31, 2023, are summarized below:

Foreign exchange forward		December 31,
and options contracts	Balance sheet	2024	2023

Fair value of foreign exchange forward and options	Other payables and accrued expenses	—	$(461)
Fair value of foreign exchange forward and options collar (cylinder) contracts	“Other receivables and prepaid expenses”	$2,430	—

Loss recognized in other comprehensive income	“Other comprehensive income (loss)”	$2,164	$(175)

The effect of derivative instruments in cash flow hedging relationship on income for the years ended December 31, 2024 and 2023, is summarized below:

		Year Ended
Foreign exchange forward	Comprehensive	December 31,
and options contracts	Income (loss)	2024	2023
Comprehensive loss from derivatives before reclassifications	“Other comprehensive income (loss)”	$(306)	$(2,165)

Loss reclassified from accumulated other comprehensive income (loss)	“Operating expenses (income)”	$2,645	$6,567

NOTE 17:-SUBSEQUENT EVENTS

a.

On February 4, 2025, the Company declared a cash dividend of $0.18 per share. The dividend, which was in the aggregate amount of approximately $5.3 million, was paid on March 6, 2025 to all of the Company’s shareholders of record as of February 20, 2025.

b.	Subsequent to December 31, 2024, the Company repurchased additional 477,045 of its ordinary shares for an aggregate consideration of $4,979.