Form 20-F
period 2025-12-31
AUDIOCODES LTD
filed 2026-03-30
CIK 1086434

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

As of December 31, 2025, the Registrant had outstanding 27,089,259 Ordinary Shares, nominal value NIS 0.01 per share.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

- i -

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

- ii -

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

Summary of Risk Factors

The following is a summary of some of the principal risks we face. The list below is not exhaustive and, therefore, investors should read this “Risk Factors” section in its entirety:

●	Adverse macroeconomic conditions, including inflationary pressures and potential recessionary conditions, as well as actions taken by central banks and regulators across the world (including the U.S. government’s debt ceiling policies and contemplated or actual budget and tax cuts) in an attempt to reduce, curtail and address such pressures and conditions;

●	Our quarterly results of operations have fluctuated in the past and we expect these fluctuations to continue, any actual or anticipated fluctuations in our results of operations could require that we issue revised guidance, and the failure to meet the expectations of our investors or analysts could have a material and adverse impact on our share price;

●	Our business will be harmed if Microsoft or our other contact center, unified communications and ALL-IP project partners abandon or fail to achieve the expected growth of solutions compatible with our products or if we are unable or unwilling to change our products when and as may be required in order to remain a certified partner;

●	If our new products fail to generate anticipated demand, we will realize a lower-than-expected return from our investment in research and development;

●	Rapid technological development in the communications equipment market necessitates that we effectively manage transition to the next generation of our products;

●	The increased adoption of IP networks may adversely affect the demand for media gateway products;

●	New industry standards, the modification of our products to meet additional existing standards or the addition of features to our products may delay the introduction of our products or increase our costs;

●	Because we sell most of our products and services to customers who function as intermediaries, such as original equipment manufacturers, or OEMs, network equipment providers, or NEPs, system integrators, carriers/service providers, resellers and distributors, rather than directly to end-users, we are heavily reliant on such intermediaries and have less control over the ultimate selection of products by end-users;

●	The markets we serve are highly competitive and several of our competitors have competitive advantages over us, which may make it difficult for us to maintain profitability;

●	We rely on (i) third-party subcontractors to assemble, and original design manufacturers, or ODMs, to design and manufacture, some of our products, and (ii) third-party suppliers to provide us with key components on a timely basis; and our reliance on this global supply chain exposes us to disruptions from geopolitical conflicts, which may increase our costs and delay product delivery.

●	We may need additional financing to operate or grow our business;

●	Uncertain economic conditions, macroeconomic changes and trade wars (such as the trade war between the U.S., on the one hand, and China, Mexico and Canada, on the other) may materially and adversely affect our business;

●	The attack on Israel in October 2023 and the ensuing war with the Hamas terror organization, along with related conflicts with their supporters in Lebanon (with the Hezbollah terror organization), Yemen (with the Houthi movement), Syria and Iran, have led to an emergency call up of reserve army soldiers and caused disruption and uncertainty in Israel, including in terms of personal safety, damage to property, economic outlook, geopolitical tensions, the war effort and toll more generally, and any related ceasefires may not be sustained in the near- or long-term, if at all;

●	Some of our employees and independent contractors who reside in Israel are required to perform military reserve duty, which may disrupt their work for us;

●	Political, economic and military conditions in Israel directly affect our operations and we are subject to specific risks, such as (i) fluctuations in the value of the dollar against the NIS, and (ii) labor disputes and strikes;

●	We are subject to ongoing costs, limitations and risks associated with complying with a wide range of rapidly changing and evolving laws and regulations in multiple jurisdictions, including with respect to intellectual property rights and protection, data privacy, AI and machine learning, tax, the use of sustainable materials in our products, electronic waste disposal and export control;

●	Our results of operations could be materially and adversely affected if we cannot keep pace with technological changes impacting the development of our products and implementation of our business needs, including with respect to automation and the use of AI and machine learning, and any such new technology and/or products may cause us to become less competitive, and higher levels of capital expenditures may be necessary in order to remain competitive;

●	We have a significant presence in international markets and plan to continue to expand our international operations, which exposes us to certain risks that could affect our future growth;

●	Changes in U.S. and other countries’ trade policies, including the imposition of tariffs and other trade restrictions, and uncertainty regarding future trade measures, could materially impact the macroeconomic framework in which we operate;

●	There are significant global shortages of critical components that we utilize in our products and therefore, we may not be able to manufacture sufficient quantities to meet market demand; and

●	Our wage-related expenses in Israel have increased exponentially as a result of the ongoing shortage of skilled and as a result of unfavorable exchange rate research and development, or R&D, employees in Israel, which is causing heightened competition to recruit new skilled R&D employees.

●	We and our third-party providers are exposed to cybersecurity risks and incidents, which may result in damage to our brand and reputation, material financial penalties, and legal liability.

●	Our use of artificial intelligence, including generative AI, may not prove to be successful and may subject us to new or heightened legal, regulatory, ethical, operational, and reputational risks.

Risks Related to Our Business, Strategy and Industry

Political, economic and military instability in Israel or the Middle East may adversely affect our business.

Our corporate headquarters, approximately 50% of our employees and a majority of our executive officers and directors are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business.

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from Gaza and conducted a series of attacks on civilian and military targets. In response, Israel declared war against Hamas, and hostilities subsequently escalated between Israel and a number of terrorist organizations, including conflicts with Hezbollah along Israel’s northern border with Lebanon, with Iran (including a war during June 2025) and with the Houthis in Yemen, Iran and the Houthis both launched drone and missile attacks on military and civilian targets within Israel. In addition, both Iran and the Houthis have disrupted international shipping. A ceasefire between Israel and Hamas was announced in October 2025. However, in late February 2026, the United States, together with Israel, launched a major joint military campaign of air and missile strikes against targets in Iran, which triggered a broad Iranian response and contributed to significant regional instability, including resumed conflicts with Hezbollah. The situation remains highly fluid, and we are unable to predict if, when, or on what terms this escalation will be resolved. Actual or perceived political or security instability in Israel, or changes in the political environment, could adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and prospects.

To date, none of our main facilities or infrastructure has been damaged, our supply chains have not been significantly impacted, and we have not experienced any material interruptions resulting from Israel’s wars with Hamas, Hezbollah or Iran. One of our offices in the South of Israel suffered some indirect blast damage, and this was repaired at no cost to the Company under an Israeli government program. During the rebuilding, the employees worked remotely without difficulty. Any losses or damages incurred by us that are not covered by Israeli government programs could have a material adverse effect on our business, financial condition and results of operations.

In connection with the wars since 2023, some of our employees were called up to military reserve duty. Some of our employees live within conflict area territories and may be forced to stay at home instead of reporting to work. If many of our employees are called for active duty, or forced to stay at home, our operations in Israel and our business may be materially and adversely affected. The various wars involving Israel have resulted in reduced air travel to and from Israel, disruptions to shipping routes and increased transportation and insurance costs. Further escalation could result in additional mobilization of reserve personnel in Israel, further restrictions on movement or commerce (such as an interruption of operations at the Tel Aviv airport that could prevent or delay shipments of our components or products), damage to infrastructure, supply chain interruptions, disruptions to global energy markets and heightened cybersecurity threats. Any of the foregoing could materially and adversely affect our operations, financial condition and results of operations, particularly if disruptions are prolonged or recur.

Since the outbreak of hostilities, the international credit rating agencies have reviewed Israel’s credit rating and lowered them. For example, Fitch has lowered Israel’s credit rating from A+ to A and S&P Global Ratings lowered its long-term foreign and local currency sovereign credit ratings on Israel from AA- to A+ and the short-term ratings from A-1+ to A-1. Credit rating agencies could further lower Israel’s credit rating in the future, which could disrupt the business environment in Israel and make it more difficult for us to raise capital.

We cannot predict the full impact of the ongoing wars with Iran and Hezbollah, or of any future escalation or regional conflict on us in the future, particularly if emergency circumstances or geopolitical tensions continue, any aspect of which could have a material adverse effect on our business, financial position, operating results and cash flows. To the extent that the ongoing wars materially and adversely affect our business and financial results, such may also have the effect of heightening many of the other risks described in this Item 3.D, “Risk Factors.”

Epidemics, pandemics, global health crises, natural disasters, and other catastrophic events, whether due to climate change or otherwise, could have a material adverse effect on our business, financial position, operating results and cash flows.

Our business operations are subject to interruption by various events beyond our control. Natural disasters or other unexpected events that adversely affect the business climate in any of our markets could have a material adverse effect on our business, financial condition and results of operations. Our business operations may be subject to a disruption because of events such as natural disasters (including major earthquakes, severe weather events, and fires), power shortages, telecommunications failures, pandemics and epidemics, cybersecurity attacks, terrorist attacks, or other catastrophic events beyond our control. These events could adversely impact our workforce, customers, operations, supply chains and global economic conditions, which could adversely affect demand for our products and services, the operations of our clients and business partners, our ability to operate efficiently, and our financial condition and results of operations.

There is no assurance that our disaster recovery and business continuity plans will be effective or adequate in addressing any such event. Such events could make it difficult or impossible for us to manage our operations and deliver our products and services to our customers. The extent to which such events impact our business will depend on factors beyond our control, such as the duration and scope of such events; governmental, business, and individual actions in response to such events; and the impact on economic activity, including the possibility of recession or financial market instability.

We have invested significant resources in developing products compatible with Microsoft Teams (and Microsoft Skype for Business), Zoom and Cisco Webex and related solutions of our other partners. If Microsoft or our other contact center, unified communications and ALL-IP project partners, such as Genesys, Zoom, Avaya or the BroadSoft division of Cisco, abandon their solutions compatible with our products, decide to promote products of our competitors instead of our own products (including as a result of acquiring one of our competitors), become unwilling to continue to recognize AudioCodes as a partner or fail to achieve the expected growth of solutions compatible with our products, our results of operations will be adversely affected.

We have invested significant resources in complying with Microsoft’s requirements for the purpose of becoming a Microsoft recognized partner for their unified communication solutions for the enterprise market, which are known as Microsoft Skype for Business (formerly known as Microsoft Lync) and Microsoft Teams. We have adapted some of our gateway products, IP phones, session border controllers, survivable branch applications, value-added applications and professional services to operate in the Skype for Business and Teams environments. We depend on users of Skype for Business and Teams selecting our compatible products and purchasing them. If Microsoft abandons or significantly changes Skype for Business and Teams, decides to promote our competitors’ products instead of ours (including as a result of an acquisition of one of our competitors), becomes unwilling to continue to recognize AudioCodes as a Skype for Business and Teams partner or fails to achieve the expected growth of Skype for Business or Teams, our results of operations will be adversely affected.

Similarly, we have invested in the development of products and capabilities and achieving certifications for the solutions of other partners of ours, such as Genesys and Avaya contact centers, Cisco Webex, Zoom phone or BroadSoft’s BroadWorks and BroadCloud (acquired by Cisco). If those partners decide to promote products of our competitors instead of our products, are unwilling to continue to recognize AudioCodes as a partner or fail to achieve the expected growth of solutions compatible with our products, our results of operations may be adversely affected.

If new products we introduce or expect to introduce in the future fail to generate the level of demand we anticipated, we will realize a lower-than-expected return from our investment in research and development with respect to those products, and our results of operations may suffer.

Our success is dependent, in part, on the willingness of our customers to transition or migrate to new products, such as our (i) expanded offering of cloud session border controller products, (ii) multi-service business routers, or MSBRs, (iii) IP phones and meeting room solutions, (iv) management, (v) analytics and VoiceAI software solutions and value-added application products, (vi) services or (vii) expected future products. We continually evaluate and assess changing market demands and customer requirements in order to develop and introduce new products, features and applications to meet changing demands and requirements. We need to interpret market trends and the advancement of technology in order to successfully develop and introduce new products, features and applications. If potential customers defer transition or migration to new products, our return on our investment in research and development with respect to products recently introduced or expected to be introduced in the near future will be lower than we originally anticipated, and our results of operations may suffer.

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

The communications equipment market is characterized by rapid technological innovation and intense competition. Accordingly, our success depends in part on our ability to enhance our existing products and develop next generation products and product features in a timely and cost-effective manner. The development of new products is expensive, complex and time-consuming. If we do not rapidly develop our next generation products ahead of our competitors and address the increasingly sophisticated needs of our customers, we may lose both existing and potential customers to our competitors. Further, if a competitor develops a new, less expensive product using a different technological approach to deliver informational services over existing networks, our products would no longer be competitive. Even if we are successful in rapidly developing new products ahead of our competitors, if we do not cost-effectively manage our inventory levels of existing products when making the transition to new products, our financial results could be negatively affected by write-offs as a result of high levels of obsolete inventory. If any of the foregoing were to occur, our operating results would be harmed.

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

The industry standards that apply to our products are continually evolving. In addition, since our products are integrated into networks consisting of elements manufactured by various companies, they must comply with a number of industry standards and practices established by various international bodies and industry forums. Should new standards gain broad acceptance, we will be required to adopt those standards in our products. We may also decide to modify our products to meet additional existing standards or add features to our products. Moreover, before completing sales in a country, our products must comply with local telecommunications standards, recommendations of quasi-regulatory authorities and recommendations of standards-setting committees. In addition, public carriers require that equipment connected to their networks comply with their own standards. Telecommunication-related policies and regulations are continuously reviewed by governmental and industry standards-setting organizations and are always subject to amendments or changes. Standards may be adopted by various industry interest groups or may be proprietary and nonetheless accepted broadly in the industry. It may take us a significant amount of time to develop and design products incorporating these new standards.

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

Competition in our industry is intense, and we expect competition to increase in the future. Our competitors currently sell products that provide similar benefits to those that we sell. There have been a significant amount of merger and acquisition activities, frequently involving major telecommunications equipment manufacturers acquiring smaller companies, as well as strategic alliances entered into by competitors. We expect that these activities will result in an increasing concentration of market share among these companies, many of whom are our customers.

In the area of enterprise session border controllers, we compete with Oracle, Ribbon Communications, and Cisco.

In the area of analog, low and mid-density digital gateways, we face competition from companies such as Ribbon Communications,Cisco, Grandstream and Sangoma .

Our competitors in the area of multi-service business routers are companies such as Cisco, Juniper, Adtran and One-Access (acquired by Ekinops).

Our competitors in the area of VoiceAI Connect (connectivity solutions for Voice Conversational AI) include CPaaS companies, such as Twilio, open-source projects, such as Jambonz, and integrated voice gateways from Conversational AI and Contact Center vendors, such as Cognigy (acquired by NICE), Genesys and Verint.

Our competitors in the area of call recording, compliance recording and convenience include companies such as Verint, NICE, ACS, Red Box (acquired by Uniphore), Teleware and Dubber.

Our competitors in the area of Live Hub include CPaaS companies such as Twilio, Vonage and Telnyx, voice AI Agent platforms such as Vapi.ai, Retell.ai and Bland ai, as well as open-source projects such as Pipecat.ai and Livekit.io.

Our competitors in the area of Contact Center as a Service, or CCaaS, include, but are not limited to, Anywhere365, Luware, Landis, ComputerTalk, Tendfor and other contact center vendors, primarily focused on the Microsoft Teams product.

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

Our competitors in the area of Interaction Insights, which focus mainly on compliance and quality recording in Microsoft Teams environments, include, among others, ASC, Red Box (acquired by Uniphore), Dubber, CallCabinet, Numonix, NICE and Verint.

Our competitors in the area of Meeting Insights, which is focused on productivity enhancement, organization repository and sharing for meetings in Microsoft Teams, Zoom and Google Meet, include, but are not limited to, Microsoft Copilot for Teams, Zoom AI Companion and third party solutions such as Avoma, Otter, Fireflies.AI and timeOS.

Our principal competitors in the area of IP phones and meeting room devices are “best-of-breed” IP phone vendors and end-to-end IP telephony vendors. “Best of breed” IP phone vendors sell standards-based SIP phones that can be integrated into any standards-based IP-PBX or hosted IP telephony system. These competitors include HP Poly, Yealink, Logitech, Crestron, Neat and others.

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

Our competitors in content delivery or connectivity platforms, as well as Operator Connect Accelerator, Zoom Exchange providers and WebEx Cloud Connect Enablement, include: (i) SIPPIO; (ii) DSTNY Group; (iii) Nuwave; and (iv) CallTower. Some of our competitors are also customers of our products and technologies.

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

In the years ended December 31, 2025, 2024 and 2023, sales to Westcon Group, or Westcon, our largest customer in the year ended December 31, 2025, accounted for approximately 13.8%, 13.3% and 16.3%, respectively, of our total revenues, and sales to ScanSource Communications Group, or ScanSource, accounted for approximately 9.3%, 11.7% and 10.3%, respectively, of our total revenues. Both ScanSource and Westcon act as distributors or perform order fulfillment for smaller orders from other customers and do not purchase products for internal use. If we lose a large customer, or if purchases made by such customers are significantly reduced, or if a large customer fails to pay for the products it purchases from us, our revenues and results of operations could be adversely affected.

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

We develop complex and evolving products. Despite testing by us and our customers, undetected errors or defects may be found in existing or new products. The introduction of products with reliability, quality or compatibility problems could result in reduced revenues, additional costs, increased product returns and difficulty or delays in collecting accounts receivable. The risk is higher with products still in the development stage, where full testing or certification is not yet completed. This could result in, among other things, a delay in recognition or loss of revenues, loss of market share or failure to achieve market acceptance. We could also be subject to material claims by customers that are not covered or fully covered by our insurance.

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

We use internally developed and third-party developed machine learning and AI technologies in our offerings and business, and we are making investments in expanding our AI-related capabilities in our products, services and tools, including ongoing deployment and improvement of existing machine learning and AI technologies. Over the last decade, AudioCodes has developed a range of software-based voice productivity solutions through our VoiceAI business line. These include the Voca range of conversational AI-related solutions that incorporate voice recognition, AI and machine learning technologies, SmartTAP 360° Live, an intelligent, secure enterprise compliance recording solution, Meeting Insights, an innovative tool for easily capturing and organizing all meeting-generated content and VoiceAI Connect, a cloud-based solution that simplifies the integration of any cognitive voice service and bot framework with any voice or telephony channel to deliver an enhanced customer service experience.

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

Evolving expectations of the investment community, regulators and other stakeholders on environmental, social and governance-related matters could impact our business and operations.

Members of the investment community have in the past several years heavily factored in a company’s commitment to environmental, social and governance, or ESG, -related initiatives and sustainability performance as part of their overall investment thesis and strategy, and, to the extent still emphasized, such investors could elect to eventually forego their investment in us to the extent we fail to satisfy such metrics. Moreover, the evolving focus by regulators and other stakeholders on ESG-related practices and disclosures has created, and will likely maintain, for the foreseeable future, increased scrutiny regarding our disclosure and governance practices. Recently, there has been growing concern and emphasis by certain governmental agencies regarding the effects of climate change on the environment and the need to make disclosures to investors regarding a company’s environmental risks and opportunities. For example, on March 6, 2024, the SEC adopted rules requiring public companies to include certain climate-related disclosures in their respective registration statements and annual reports filed with the SEC, including climate-related financial statement metrics, greenhouse gas emissions and climate-related targets and goals, and management’s role in managing material climate-related risks. The SEC stayed those rules in April 2024, however, and in March 2025 voted not to defend the rules against ongoing legal challenges. Those legal challenges remain in abeyance pending an SEC decision on whether to rescind, repeal, or modify the rules but, in the meantime, the SEC climate rules remain suspended. In addition, the European Union’s Corporate Sustainability Reporting Directive and Corporate Sustainability Due Diligence Directive respectively require in-scope companies to report on environmental, social and governance matters, and require action and disclosures regarding the impact of operations and supply chains on human rights and the environment. In addition, a number of U.S. laws and regulations (such as California laws S.B. 253, S.B. 261 and A.B. 1305 ), as well as other governmental initiatives (such as the International Sustainability Standards Board disclosures and requirements), have been adopted or are currently being considered, among other rules, regulations, directives, initiatives and laws regarding ESG-related disclosures or conduct. In the event that we are or become subject to any climate change and/or ESG-related disclosure regimes, including in the United States, Europe and elsewhere, it could require us to, among other things, restrict or limit our operating activities or other conduct, make material capital improvements and expend material capital resources in connection with such compliance efforts, or alter our business and operational strategy more generally. Furthermore, there continues to be a lack of consistent climate change and ESG-related legislation, which creates regulatory and economic uncertainty, and we may be subject to conflicting requirements across jurisdictions.

Separately, our climate-related disclosure requirements and obligations could lead to reputational or other harm with customers, regulators, investors or other stakeholders, and could also increase our litigation risks relating to statements alleged to have been made by us or others in our industry regarding climate change risks, or in connection with any future disclosures we may make regarding reported emissions, particularly given the inherent approximations, estimations and uncertainties with respect to calculating, determining and reporting greenhouse gas emissions. Additionally, governmental regulators, including the SEC, have from time to time applied additional scrutiny to existing climate change-related assertions in public disclosures, increasing the potential for enforcement if any such governmental regulator were to allege that our climate change-related disclosures are misleading or deficient. As a result of the foregoing, we currently face, and are likely to continue to face, increased scrutiny regarding our ESG-related disclosures, practices, initiatives and sustainability performance in the near- and long-term. Similarly, anti-ESG sentiment may pose a regulatory, litigation, or and reputational risk, such as at the U.S. state or federal level, as certain lawmakers, regulators, or attorneys general have enacted or proposed policies or legal or executive actions that restrict ESG-focused investment practices. We continue to monitor for these changes and their potential impact on our business, financial condition and industry at large, and seek to implement measures to comply with all such newly implemented requirements; however, given the rapidly changing nature and potential for inconsistency of these rules, regulations, directives, initiatives and laws across jurisdictions, and the heightened regulatory scrutiny, it is not possible to predict how such matters will ultimately impact our business or that of our critical counterparties at this time.

Financial and Economic Risks

High rates of global inflation and the occurrence of a recession could have a material and adverse impact on our business, results of operations and financial condition.

During 2024 and 2025, global markets have continued to experience persistent inflation as a result of several market factors, including increased costs pertaining to labor, materials, and shipping. After raising the federal funds rate to a peak in 2023, the Federal Reserve in the United States began a cycle of monetary easing throughout 2024 and 2025. Following its meeting in December 2025, the Federal Reserve implemented a further rate cut, bringing the federal funds rate target range to 3.50%-3.75%, which was maintained in the March 2026 meeting. Despite these measures, interest rates remain elevated compared to historical levels, and the national economy in the United States continues to experience persistent inflation. As of the most recent data available for November 2025, the year-over-year consumer price index (CPI) increase was 2.6%. As a result of these inflationary pressures, governments in many countries implemented tighter monetary policies (including in the form of higher interest rates), which could slow the growth rate of local economies and restrict the availability of credit and financing. Interest rates may increase further, or they may remain at current levels for the near-term, and this new interest rate environment could materially and adversely affect our business, the counterparties with which we interact and the global economy at large. We believe that our financial condition and results of operations have thus far not been materially impacted by inflationary pressures; however, as a result of inflationary pressures, more organizations have sought to deploy technology on a “pay per use” subscription model, leveraging advances in cloud-based technologies (such as Unified Communications as a Service and Contact Center as a Service).

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

The occurrence of actual (or widespread concerns regarding the potential occurrence of) illiquidity, operational failures, defaults, non-performance or other material and adverse developments that impact financial institutions and transactional counterparties, or other entities within the financial services industry at large, have previously caused, and could continue to cause, market-wide liquidity issues, bank-runs and general contagion across the global financial industry. For example, the failures of several U.S. financial institutions in early 2023 demonstrated how quickly market-wide liquidity issues and contagion can arise, impacting companies and their counterparties even if they did not have direct relationships with the failed institutions. On March 10, 2023, Silicon Valley Bank, or SVB, was closed by the California Department of Financial Protection and Innovation and the Federal Deposit Insurance Corporation, or the FDIC, was subsequently appointed as a receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each placed into receivership. We did not maintain accounts with either bank.

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

Our customers expect us to maintain an inventory of products available for purchase off-the-shelf subsequent to the initial sales cycle for these products. This may require us to incur the costs of manufacturing inventory without having a purchase order in place for the specific products. The VoIP industry is subject to rapid technological change and volatile customer demands, which result in a short product commercial life before a product becomes obsolete. If we are unable to sell products that are held in inventory, we will need to write off all or a part of the inventory value of these products. Write-offs and obsolescence could materially and adversely affect our operating results and financial condition. During the years ended December 31, 2025, 2024 and 2023, we wrote off inventory in the aggregate amount of approximately $3.3 million, $4.8 million and $1.1 million, respectively. We have incurred and are likely to continue to incur in the near- and long-term write-offs as a result of slow-moving items, excess inventories, discontinued products and products with net realizable value lower than cost.

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

Changes in U.S. trade policy, including the imposition of tariffs and other trade restrictions, and uncertainty regarding future trade measures, could materially impact the macroeconomic framework in which we operate.

In 2025, the U.S. administration under President Donald Trump enacted a series of tariff increases that raised average tariff rates on imports, including on products from China and other trading partners, and has also entered into negotiations to adjust or temporarily lower certain tariffs as part of bilateral discussions. Such measures have been unpredictable and could lead to further trade restrictions or modifications in the future. Such tariff actions or negotiations, and potential retaliatory measures by affected countries, could materially and adversely affect us, directly and indirectly, including by adversely impacting global supply chains, increasing costs of goods and services we use, and creating volatility in the markets in which we operate. The evolving nature of U.S. trade policy, including the potential for additional tariff measures, export controls and other trade restrictions, contributes to regulatory and economic uncertainty that could affect international commerce and our operations.

Ongoing trade tensions and tariff disputes between major economies, including the United States and China, may have an adverse effect on global trade flows and could, in turn, adversely affect our business operations and revenues.

The Trump administration and its ongoing tariff actions and the threat of trade wars against foreign countries/regions have created uncertainties in international trade which may affect our business. In 2025, the U.S. imposed new and/or additional tariffs on imports from many foreign countries/regions, including Canada, China and Mexico. Some of these countries subsequently announced retaliatory tariffs.

During 2025, the amount of the import tariffs and the number of products subject to tariffs have changed numerous times based on action by the U.S. government, and certain of these tariffs have been subsequently suspended or modified. For example, in 2025, both the United States and China enacted a variety of tariff increases on each other’s goods, with average U.S. tariff rates on some Chinese imports rising significantly and China responding with its own retaliatory measures before reaching negotiations to extend reduced rates on many tariffs into late 2025 and 2026. These actions have contributed to volatility in global trade and could continue to do so.

In addition, there is significant uncertainty with the U.S. tariff regime following the U.S. Supreme Court decision that struck down certain of the U.S. tariffs implemented by the Trump Administration. Although the U.S. Supreme Court has invalidated certain tariffs, the U.S. government has and may impose additional new or different tariffs under different authority. If implemented or reimplemented, such tariffs and countermeasures could increase the cost of raw materials and components that we transport, disrupt global supply chains and create additional operational challenges. Moreover, the United States-Mexico-Canada Agreement, or the USMCA, is subject to renewal in 2026. There can be no assurance that any newly negotiated terms in the USMCA will not adversely affect the Company’s business and the business of its customers.

The imposition of tariffs could increase costs of the end-user products we supply that we may not be able to pass on to our customers, which could in turn cause a decrease in the sales of our products and materially and adversely affect our business and results of operations. Since we operate in the United States and deliver products and services to customers in the United States, any trade wars with China, Mexico, Canada and other jurisdictions could materially and adversely affect us, and especially if, when and to the extent escalated, may cause global economic turmoil and adversely impact the supply chain for our products, the cost of our products and the demand for our products and, thus, may have a material adverse effect on our business and results of operations. The institution of trade tariffs globally, and between the U.S., on the one hand, and China, Mexico, Canada and other jurisdictions, on the other, specifically, may negatively impact the affected countries’ economic conditions, which could negatively affect demand for our products in those countries and materially and adversely affect our business and results of operations of our customers serving the affected markets.

The prices of our products may become less competitive due to foreign exchange fluctuations.

Although we have operations throughout the world, the majority of our revenues and our operating costs in 2025 were denominated in, or linked to, the dollar. Accordingly, we consider the dollar to be our functional currency. However, a significant portion of our operating costs in 2025 (including our cost of revenues) were incurred in NIS. During 2025, the NIS appreciated significantly against the dollar, which resulted in an increase in the dollar costs of our operations in Israel. As a result of this differential, from time to time we may experience increases in the costs of our operations outside the United States, as expressed in dollars. If there is a significant increase or fluctuation in our expenses, we may be required to increase the price of our products, which could make our products and services less competitive in the markets in which we operate. Any devaluation in the local currencies of our customers relative to the dollar could cause customers to decrease or cancel orders or default on payment.

Our sales to European customers denominated in Euros are increasing. Sales denominated in Euros could make our revenues subject to fluctuation in the Euro/dollar exchange rate. If the dollar appreciates against the Euro, we may be required to increase the prices of our products that are denominated in Euros. In 2025, the Euro appreciated significantly against the dollar, which resulted in a decrease in the prices of our products that are denominated in Euros.

The ongoing conflict in Ukraine, including the actual (or perceived threat of an) expansion or exacerbation of such conflict, and the actions undertaken by the United States, the European Union, the United Kingdom, and other governmental authorities in response to Russia’s actions, has resulted, and could continue to result in, significant impacts on the global markets for the foreseeable future.

The large-scale invasion of Ukraine by Russia, which began in February 2022, has evolved into a protracted conflict that continues to cause significant regional instability and global economic disruption. As a result of Russia’s invasion of Ukraine, various governmental authorities, including the United States, the European Union, and the United Kingdom, have implemented economic sanctions against Russia and Belarus (including against certain banks, companies, government officials, and other individuals in Russia and Belarus). In addition to governmental authorities, actors in the private sector, including, among others, technology firms, consumer brands and major manufacturers, have stopped, or previously announced that they intend to stop, operations in Russia and have ceased their partnerships with Russian firms, and shippers, insurance companies and refiners have similarly indicated that they will no longer purchase or ship crude oil from Russia.

Israeli banks have elected to sever relationships with sanctioned Russian banks. Israel has not, as of the date of this Annual Report, imposed explicit sanctions on Russia or Belarus; however, it has publicly rejected Russia’s annexation of the occupied regions of Ukraine and voiced support for Ukraine’s sovereignty and territorial integrity. Moreover, Israeli companies that have ties to the United States, the United Kingdom, and the European Union could be indirectly impacted by the measures imposed by such nations.

The extensive sanctions against Russia, established by the United States, the European Union, the United Kingdom, and other allied nations in response to the conflict in Ukraine, continue to create significant compliance obligations and geopolitical uncertainty. Following the change in the U.S. administration in January 2025, these sanctions policies are subject to ongoing review and potential modification. This creates uncertainty regarding the future scope, enforcement, and international coordination of these measures. Our business must navigate this complex and evolving landscape, including the risk of being inadvertently exposed to sanctioned entities or individuals, particularly as sanctions are expanded to target third-country facilitators who are perceived to be supporting Russia. Any failure to comply with these complex and changing regulations could result in fines, civil, and criminal sanctions or investigations against us or our employees, prohibitions on the conduct of our business, and damage to our reputation, which could have an adverse effect on our business, financial condition, and results of operations. Investigations of alleged violations can be expensive and disruptive. In addition, the promulgation of new laws, rules, and regulations could restrict or unfavorably impact our business, which could decrease demand for our services, reduce revenue, increase costs, or subject us to additional liabilities.

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

Changes in regional and global politics are leading to changes in the globalization and harmonization trends that prevailed in recent decades. Threats of trade barriers, customs and duties and other political considerations, including mass strikes, wars, escalating or outbreak of armed hostilities, including the ongoing Russia-Ukraine war and Israel-Hamas conflict, the continuing political and economic instability in Venezuela which impacts the Latin American region and other crises, are causing instability in the accepted world order and the stability of financial markets. This may impact both our ability to manufacture and sell our products and services, which would affect our results of our operations and may also affect the price of our ordinary shares. Our business and operations are subject to uncertain macroeconomic changes, any of which could result in suspended operations, business interruptions, and impediments to our business. Moreover, we are subject to risks of hostilities, confiscation, deprivation of assets or military action that may directly or indirectly impact our operations, assets or financial performance in the areas where we operate. Most recently, for example, the conflict in Ukraine has resulted in, among other things, significant regional instability and geopolitical shifts, and material and adverse effects on global macroeconomic conditions, financial markets, exchange rates and supply chains. Likewise, the assaults launched by Hamas and its supporters, including Iran, Lebanon (with the Hezbollah terror organization) and Syria, have caused substantial regional instability and extreme volatility in the global markets at large. It is not possible at this time to predict or determine the ultimate consequences of the conflict in Ukraine and the ongoing war with Iran, Hamas and its supporters, which could include, among other things, greater regional instability, geopolitical shifts and other material and adverse effects on macroeconomic conditions, currency exchange rates, supply chains and financial markets.

Terrorist attacks, or the threat of such attacks, may negatively impact the global economy, which may materially adversely affect our business, financial condition and results of operation and may cause the price of our ordinary shares to decline.

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

Since the onset of COVID-19, the semiconductor industry has experienced, and continues to experience, significant shortages in capacity, which has resulted in the elongation of the lead time required to produce semiconductors. Given that semiconductors are a key component in our business, the inability to receive sufficient amounts of semiconductors on an expedited basis could impact our ability to deliver our products and services to third parties on a timely basis or could lead to an increase in the costs of inventory and overall purchase price of components. In the event that the capacity shortage in the semiconductor industry (and other components) continues for an extended period of time in the future, it could, among other things, have a material and adverse impact on (i) our manufacturing capabilities, (ii) our customer relationships, (iii) demand for our products and services and (iv) revenue and results of operations more generally. In the event that the semiconductor shortage improves in the near-term, such industry is historically cyclical and is characterized by rapid and recurring changes in technology, price erosion, short product life cycles, fluctuations in supply and demand, and product obsolescence. Therefore, another material shortage could occur in the future. In 2023, the United States sought to tighten export control rules designed to limit the flow of artificial intelligence semiconductors to China, and the Netherlands intended to curb sales of certain ASML equipment from being sold to China’s chipmakers. While 2024 generally exhibited improvements in the lead times of component supply, there are families of components which have not yet reached their pre COVID-19 supply lead times. Throughout 2025, the U.S. government, in coordination with its allies, continued to implement and expand export controls designed to limit China’s access to advanced semiconductor technology, particularly for artificial intelligence applications. Concurrently, the explosive growth in demand for AI has led to a massive reallocation of global manufacturing capacity toward producing high-performance AI chips. This has placed significant strain on the supply of other, more conventional components that we use in our products, leading to increased lead times and cost pressures for certain component families. Given the current uncertainty of the global markets, we are not able at this time to estimate the ultimate long-term impact that the shortage of semiconductors (or other components) will have on our business.

Risks Related to Operations in Israel

Conditions in Israel affect our operations and may limit our ability to produce and sell our products or raise finance and instability in the Middle East may adversely affect us.

We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. There has been a significant escalation in armed conflict and regional instability since October 2023. See also “Political, economic and military instability in Israel or the Middle East may adversely affect our business.” The Israeli-Palestinian conflict may also lead to political instability between Israel and its neighboring countries.

Political events in various countries in the Middle East, such as Syria, Iraq, Iran, Lebanon and Egypt, have weakened the stability of those countries, and have allowed armed groups and terrorist organizations to operate in certain territories in the Middle East. This instability may lead to deterioration of the geo-political conditions in the Middle East. In addition, this instability has affected the global economy and marketplace through fluctuations in oil and gas prices. Any events that affect the State of Israel may impact us in unpredictable ways. For example, the global movement for a campaign of Boycott, Divestment and Sanctions (BDS) against Israel may adversely affect our sales in certain countries. We have contingency plans for alternative manufacturing and supply sources, but these plans may prove to be insufficient. Should our operations be impacted in a significant way, this may materially and adversely affect the results of our operations.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of property damage and certain direct and indirect damages that are caused by terrorist attacks or acts of war, such coverage would likely be limited, may not be applicable to our business (either due to the geographic location of our offices or the type of business that we operate) and may not reinstate our loss of revenue or economic losses more generally. Furthermore, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages, or whether such coverage would be timely provided. Any losses or damages incurred by us as a result of armed conflicts involving Israel and regional actors could have a material adverse effect on our business, financial condition and results of operations.

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

Many of our employees and independent contractors who reside in Israel are required to perform military reserve duty, which may disrupt their work for us.

Approximately 50% of our employees are located in Israel. Many of our employees and independent contractors in Israel may be called upon to perform military reserve duty annually until they reach the age of 40 (and in some cases, depending on their military duties up to the age of 45 or even 49) and, in emergency circumstances, could be called to immediate and unlimited active duty (subject to approval by the Israeli government). Some of our Israeli employees have been mobilized for emergency military service, we cannot predict whether there will be further mobilization of reservists and any further mobilization could further impact our employees, including employees who serve in critical roles in our company, which could materially and adversely affect our business, financial condition and results of operations.

We are adversely affected by the changes in the value of the dollar against the NIS and could be adversely affected by the rate of inflation in Israel, and we may incur losses as a result of our forward contracts and other hedging activities.

We generate most of our revenues in dollars and, in 2025, a significant portion of our expenses, primarily salaries, related personnel expenses and the leases of our buildings in Israel, were incurred in NIS. We anticipate that a significant portion of our expenses will continue to be denominated in NIS.

Our NIS-related costs, as expressed in dollars, are influenced by the exchange rate between the dollar and the NIS. During 2025, the NIS appreciated significantly against the dollar, which resulted in an increase in the dollar cost of our operations in Israel. During 2024 and 2023, the NIS depreciated against the dollar, which resulted in a decrease in the dollar cost of our operations in Israel. To the extent the dollar weakens against the NIS, we could experience an increase in the cost of our operations, which are measured in dollars in our financial statements, which could adversely affect our results of operations. In addition, in periods in which the dollar appreciates against the NIS, we bear the risk that the rate of inflation in Israel will exceed the rate of such devaluation of the NIS in relation to the dollar or that the timing of such devaluations lags considerably behind inflation, which will increase our costs as expressed in dollars.

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

Because exchange rates between the NIS and the dollar continually fluctuate, exchange rate fluctuations have an impact on our profitability and period-to-period comparisons of our results of operations. For example, in 2025, the U.S. dollar weakened against the NIS, as the exchange rate declined from approximately NIS 3.65 per dollar at the beginning of the year to approximately NIS 3.19 per dollar by late 2025, while Israel’s inflation moderated to approximately 2.6% by the end of the year. In 2024, the value of the dollar increased in relation to the NIS by 0.6% and the inflation rate in Israel was 3.2%. In 2023, the value of the dollar increased in relation to the NIS by 3.1% and the inflation rate in Israel was 3.0%. Our results of operations may be materially and adversely affected in case of a decrease in the value of the dollar to the NIS.

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

In connection with research and development grants we received from the Israel Innovation Authority, or the IIA, we must pay royalties to the IIA on the revenue derived from the sale of products, technologies and services developed with the grants from the IIA. The terms of the IIA grants and the law pursuant to which grants are made restrict our ability to manufacture products or transfer IIA funded know-how outside of Israel if the IIA grants funded the development of the know-how at the basis of or incorporated into those products or technology, without special approvals from the IIA. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with the IIA funding (such as a merger or similar transaction) may be reduced by an amount of up to six times of the amounts of grants that we received from the IIA plus interest, less any royalties that we already paid. These restrictions may limit our ability to enter into agreements for such transactions without the IIA approval. We cannot be certain that any approval of the IIA will be obtained on terms that are acceptable to us, or at all.

As of December 31, 2025, we have a contingent obligation to pay royalties in the amount of approximately $23.8 million, related to historical grants received by two of our subsidiaries.

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

Use of encryption technology in our products may be regulated by governmental authorities and may require export licenses. Delays in the issuance of required licenses, or the inability to secure these licenses, could adversely affect our revenues and results of operations.

Growth in the demand for security features may increase the use of encryption technology in our products. The use of encryption technology is generally regulated by governmental authorities and may require specific export licenses. Encryption standards may be based on proprietary technologies. We may be unable to secure export licenses for our products which include certain proprietary technology on reasonable terms. If we cannot meet export standards due to the use of certain encryption technology, or secure required export licenses, our revenues and results of operations could be adversely affected.

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

Compliance with ever-evolving laws and other requirements relating to the processing of information about individuals necessitates significant expenditure and resources, and any failure by us or our vendors to comply may result in significant liability, negative publicity, and/or an erosion of trust, which could materially adversely affect our business, results of operations, and financial condition.

In connection with running our business, we receive, store, use and otherwise process information that relates to individuals and/or constitutes “personal data,” “personal information,” “personally identifiable information,” or similar terms under applicable data privacy laws (collectively, “Personal Information”), including from and about actual and prospective customers, as well as our employees and business contacts. We also depend on a number of third-party vendors in relation to the operation of our business, a number of which process Personal Information on our behalf.

Our use and handling of Personal Information is regulated at the international, federal and state levels, and we are subject to a variety of local and international privacy laws and regulations that govern the collection, use, retention, sharing, processing, export and security of personal information. The regulatory environment surrounding information security and privacy is increasingly demanding. For example, the General Data Protection Regulation, or the GDPR, which came into effect on May 25, 2018, implemented stringent operational requirements for companies that are established in the EU or, where not established in the EU, offer goods or services to individuals in the EU or monitor the behavior of individuals in the EU. Failure to comply with the GDPR can result in fines of up to EUR 20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher. The related UK GDPR and the UK Data Protection Act of 2018, which ensures that the United Kingdom has in effect the same high standards for data protection in place as under the GDPR, impose stringent operational requirements in the United Kingdom (including through restrictions on processing of personal data and cross-border transfers of personal data, and mandatory breach reporting to regulators and, under certain circumstances, to the individuals whose personal data was compromised in the breach).

The requirements of the GDPR include, for example, expanded disclosures about how Personal Information is processed, mandatory data breach notification requirements, a strengthened data subject rights regime and higher standards for obtaining consent from individuals to process their Personal Information (including in certain circumstances for marketing), all of which involve significant ongoing expenditure. We may also be affected by legal challenges to the validity of EU mechanisms for transfers of personal data outside the EU, and our business could be impacted by changes in law as a result of future review of these mechanisms by European regulators under the GDPR, as well as current challenges to these mechanisms in the European courts.

Other new laws and regulations are rapidly coming into effect while existing legislation is quickly evolving. In the United States, the Federal Trade Commission and state regulators enforce a variety of data privacy issues, such as promises made in privacy policies or failures to appropriately protect information about individuals, as unfair or deceptive acts or practices in or affecting commerce in violation of the Federal Trade Commission Act or similar state laws.

In addition, in recent years, certain states have adopted or modified data privacy and security laws and regulations that may apply to our business. For example, the California Consumer Privacy Act, or the CCPA, requires businesses that process personal information of California residents to, among other things: provide certain disclosures to California residents regarding the business’s collection, use, and disclosure of their personal information; receive and respond to requests from California residents to access, delete, and correct their personal information, or to opt-out of certain disclosures of their personal information; and enter into specific contractual provisions with service providers that process California resident personal information on the business’s behalf.

The enactment of the CCPA is prompting a wave of similar legislative developments in other states in the United States, which creates a patchwork of overlapping but different state laws. For example, since the CCPA went into effect, comprehensive privacy statutes that share similarities with the CCPA are now in effect and enforceable in numerous states, and will soon be enforceable in several other states as well. Similar laws have been proposed in many other states and at the federal level as well.

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

Our use of Artificial Intelligence, or AI, technologies and failure to comply with applicable global regulations could subject us to actual and threatened litigation and regulatory investigations, and cause substantial harm to our financial condition and operations, generally.

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

The regulatory framework for AI is rapidly evolving. Already, certain existing legal regimes (e.g., relating to data privacy) regulate certain aspects of AI, and many federal, state and foreign government bodies and agencies have enacted or are currently considering additional laws and regulations governing AI. Additionally, existing laws and regulations may be enjoined in judicial proceedings, or may be interpreted or enforced in ways that would affect the our use of AI, or could be rescinded or amended as new administrations take differing approaches to evolving AI. As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot predict the impact future laws, regulations, or standards, or the market perception of their requirements, may have on our business or how we will respond to these laws or regulations.

In the United States, the regulatory framework for AI technologies faces significant uncertainty. At the federal level, Congress has yet to enact meaningful AI legislation. Instead, federal policy on AI has been shaped by a series of executive orders that have shifted priorities and requirements substantially depending on the administration in power. In the absence of federal AI legislation, states have filled the void by enacting laws regulating different aspects of AI technologies. For example, California has enacted laws and regulations related to AI safety protocols, reporting and transparency, among other AI-related topics. In addition, Colorado’s Artificial Intelligence Act will require developers and deployers of “high-risk” AI systems to implement certain safeguards against algorithmic discrimination (among other requirements), Utah’s Artificial Intelligence Policy Act establishes disclosure requirements and accountability measures for the use of generative AI in certain consumer interactions, and the Texas Responsible Artificial Intelligence Governance Act prohibits the development and deployment of AI systems for certain purposes while establishing a regulatory sandbox. Numerous other states have enacted, passed, or are considering AI-focused legislation, creating a patchwork of regulations and a complex compliance challenge.

In Europe, on August 1, 2024, the EU Artificial Intelligence Act, or the EU AI Act, entered into force, and establishes a comprehensive, risk-based governance framework for AI in the EU market. The majority of the substantive requirements are expected to apply from August 2, 2026, though the European Commission has proposed an extension to December 2, 2027 (such extension is not yet finalized or effective). The EU AI Act applies to companies that develop, use and/or provide AI in the EU and, in relation to the AI deployed by the Company, includes requirements and fines for breach of up to 7% of worldwide annual turnover. The EU AI Act, and developing interpretation and application of the GDPR in respect of automated decision making, together with developing guidance and/or decisions in this area, may affect our use of AI and our ability to provide, improve or commercialize our services, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us, and could adversely affect our business, operations and financial condition.

It is possible that further new laws and regulations will be adopted in the United States and in other non-U.S. jurisdictions, or that existing laws and regulations, including competition, antitrust, data privacy and consumer protection laws, may be interpreted or enforced in ways that would limit our ability to use AI for our business, or require us to change the way we use AI in a manner that negatively affects our operations. We may need to expend resources to adjust our products or services in certain jurisdictions if the laws, regulations, or decisions are not consistent across jurisdictions. Further, the cost to comply with such laws, regulations, or decisions and/or guidance interpreting existing laws, or to adjust our business plans based on changes to how such laws are enforced, including adapting to loosened regulation to remain competitive, could be significant and would increase our operating expenses (such as by imposing additional reporting obligations regarding our use of AI). Such an increase in operating expenses could adversely affect our business, financial condition and results of operations. In addition, if we fail or are perceived to fail to comply with these laws and regulations, we may face lawsuits (including class actions), investigations, enforcement actions, negative reputational impacts, and other penalties that materially impact our business.

We are subject to taxation in several countries. Tax matters, including changes in tax laws or rates, adverse determinations by taxing authorities and imposition of new taxes could adversely affect our results of operations and financial condition.

Because we operate in several countries, we are subject to taxation in multiple jurisdictions, including Israel, the United States and certain other countries where we have operations. We are required to report to and are subject to local tax authorities in the countries in which we operate. New tax laws or regulations could be enacted at any time, which could adversely affect our business operations and financial performance. Further, existing tax laws and regulations could be interpreted, modified, or applied adversely to us. In addition, our income that is derived from sales to customers in one country might also be subject to taxation in other countries. The amount of tax we may become obligated to pay in the countries in which we operate may be subject to uncertainty. The tax authorities in the countries in which we operate may not agree with our tax position. Our tax benefits from carryforward tax losses and other tax planning benefits, such as Israeli Technological Preferred Enterprise and Approved Enterprise programs, may prove to be insufficient due to Israeli tax limitations or may prove to be insufficient to offset tax liabilities from foreign tax authorities. Foreign tax authorities may also use our gross profit or our revenues in each territory as the basis for determining our income tax, and our operating expenses might not be considered for related tax calculations, which could adversely affect our results of operations.

U.S. shareholders face certain income tax risks in connection with their acquisition, ownership and disposition of our ordinary shares. In any tax year, we could be deemed a passive foreign investment company, which could result in adverse U.S. federal income tax consequences for U.S. shareholders.

Based on the composition of our gross income, the composition and value of our gross assets and the amounts of our liabilities, we expect not to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the current taxable year. There can be no assurance that we will not become a PFIC in the current tax year or any future tax year in which, for example, the value of our assets, as measured by the public market valuation of our ordinary shares, declines in relation to the value of our passive assets (generally, cash, cash equivalents and marketable securities). If we are a PFIC for any tax year, U.S. shareholders who own our ordinary shares during such year may be subject to increased U.S. federal income tax liabilities and reporting requirements for such year and succeeding years, even if we cease to be a PFIC in such succeeding years. A U.S. holder of our ordinary shares will be required to file an information return containing certain information required by the U.S. Internal Revenue Service for each year in which we are treated as a PFIC with respect to such holder.

We urge U.S. holders of our ordinary shares to carefully review Item 10.E, “Additional Information-Taxation-U.S. Federal Income Tax Considerations” in this Annual Report and to consult their own tax advisors with respect to the U.S. federal income tax risks related to owning and disposing of our ordinary shares and the consequences of PFIC status.

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

Other new laws and regulations are rapidly coming into effect or are being contemplated, which create further corporate governance and disclosure requirements. For example, effective March 18, 2026, our directors and officers will be subject to new, accelerated reporting obligations for their transactions in our securities under Section 16 of the Exchange Act, which will further increase our compliance costs and administrative burden. Additionally, the rapid evolution and increased adoption of AI technologies and our obligations to comply with emerging laws and regulations may require us to develop additional AI-specific governance programs and comply with related disclosure regimes.

Risks Relating to the Ownership of our Ordinary Shares

The price of our ordinary shares may fluctuate significantly.

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Between January 1, 2018 and March 10, 2026, the trading price of our ordinary shares on Nasdaq has fluctuated from a low of $6.62 to a high of $44.94. The following factors may cause significant fluctuations in the market price of our ordinary shares:

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

We have a worldwide sales, marketing and support infrastructure that is comprised of independent distributors and value-added resellers, and our own personnel resulting in a sales, marketing and support presence in many countries, including markets in North America, Western and Eastern Europe, the Asia Pacific region and Latin America. We expect to continue to increase our sales headcount, our applications development headcount, our field support headcount, our marketing headcount and our engineering headcount and, in some cases, establish new relationships with distributors, particularly in markets where we currently do not have a sales or customer support presence. In addition, we have research and development extensions in the U.S. and China. As we continue to expand our international sales, research and development facilities, and operations, we are subject to a number of risks, including the following:

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

The success of our business also depends upon our continuing ability to attract and retain other highly qualified management, technical, sales and marketing personnel. We require highly qualified technical personnel who are capable of developing technologies and products and providing the technical support required by our customers. We experience competitive pressure with respect to retaining and hiring employees in the high technology sector in Israel. To the extent that we fail to hire and retain skilled employees, our business may be adversely affected, including our ability to deliver products and services on a timely basis. Moreover, to the extent we are able to successfully recruit and retain additional technical personnel, we may be required to incur significant costs due to steep salary increases. Given the substantial demand for such services, we may be unsuccessful in attracting and retaining an adequate number of technical personnel to support our current operations and the potential expansion of our business.

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

We and our third-party providers are exposed to cybersecurity risks and incidents, which may result in damage to our brand and reputation, material financial penalties, and legal liability, which could in turn materially adversely affect our business, results of operations, and financial condition.

The protection of customer, employee and company data is critical to our business and operations. Customers and other stakeholders have a high expectation that we will adequately protect and safeguard their personal data or other information from cyberattack or other security breaches. We rely on the information technology systems that we manage, and those that are managed by third parties with whom we engage, to conduct our business and operations, and these systems are subject to cybersecurity risks, potential attacks and breaches due to human error.

We face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity and availability of our information technology systems and confidential information collected, maintained or processed by us or our third-party providers, including from diverse threat actors, such as state-sponsored organizations, opportunistic hackers and hacktivists, as well as through diverse attack vectors, such as social engineering/phishing, malware (including ransomware), malfeasance by insiders, human or technological error, and as a result of malicious code embedded in open-source software, or misconfigurations, bugs or other vulnerabilities in commercial software that is integrated into our (or our suppliers’ or service providers’) information technology systems, products or services. Because we make extensive use of third party suppliers and service providers, such as cloud services that support our internal and customer-facing operations, successful cyberattacks that disrupt or result in unauthorized access to third party information technology systems can materially impact our operations and financial results. Moreover, we have acquired and continue to acquire companies with cybersecurity vulnerabilities and/or unsophisticated security measures, which until such time as they are converted to our main systems, expose us to significant cybersecurity, operational, and financial risks. Remote and hybrid working arrangements at our company (and at many third-party providers) also increase cybersecurity risks due to the challenges associated with managing remote computing assets and security vulnerabilities that are present in many non-corporate and home networks. Additionally, integration of AI in our or any service providers’ operations, products or services is expected to pose new or unknown cybersecurity risks and challenges.

We are additionally increasingly incorporating open source software into our products and there may be vulnerabilities in open source software that may make our products susceptible to cyberattacks. Moreover, given the nature of cyberattacks, breaches and infiltration of our internal systems (or the systems of the third parties with whom we engage) could go unnoticed for extended periods of time and materially disrupt our operations, which could result in a material loss of revenue, substantial downtime and loss of critical information and data. We may incur higher costs in order to remediate or correct the effects of any such incidents. Likewise, because the methods used to obtain unauthorized access change frequently and may not be immediately detected, we may be unable to anticipate these methods or promptly implement preventative measures. There can also be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our information technology systems and confidential information. Furthermore, given the nature of complex systems, software and services like ours, and the scanning tools that we deploy across our networks and products, we regularly identify and track security vulnerabilities. We are unable to comprehensively apply patches or confirm that measures are in place to mitigate all such vulnerabilities, or that patches will be applied before vulnerabilities are exploited by a threat actor.

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

Certain macroeconomic and geopolitical conditions, which are outside of our control, as well as the evolution of methods and techniques used by bad actors, may also make us more susceptible to a cybersecurity attack. For example, growing tensions between Russia and several western nations (and their respective allies) in connection with Russia’s invasion of Ukraine in February 2022 and the military operations conducted in Iran in 2026, could result in retaliatory actions being undertaken by supporters of Russia or Iran, including in the form of espionage, phishing campaigns and other forms of cyber-attacks. Moreover, pro-Russian or pro-Iranian ransomware cybercriminals and gangs have previously publicly threatened to augment their hacking efforts in response to the implementation of sanctions and other responsive actions taken by western countries (and their allies). Increasing costs associated with information security, such as increased investment in technology, the cost of compliance and costs resulting from consumer fraud could cause our business and results of operations to suffer materially.

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

We and certain of our third-party providers regularly experience cyberattacks and other incidents, and we expect such attacks and incidents to continue in varying degrees. While to date no incidents have had a material impact on our operations or financial results, we cannot guarantee that material incidents will not occur in the future. Any adverse impact to the availability, integrity or confidentiality of our information technology systems or confidential information can result in legal claims or proceedings (such as class actions), regulatory investigations and enforcement actions, fines and penalties, and negative reputational impacts that cause us to lose existing or future customers, and/or significant incident response, system restoration or remediation and future compliance costs. Any or all of the foregoing could materially adversely affect our business, results of operations, and financial condition. Finally, we cannot guarantee that any costs and liabilities incurred in relation to an attack or incident will be covered by our existing insurance policies or that applicable insurance will be available to us in the future on economically reasonable terms or at all.

Any cyberattack, unauthorized intrusion, malicious software infiltration, network disruption, corruption of data, misuse or theft of private or other sensitive information, or inadvertent acts by our own employees, could result in the disclosure or misuse of confidential or proprietary information, which could have a material adverse effect on our business operations or that of our clients. If we experience a significant data security breach, fail to detect and appropriately respond to a significant data security breach, or fail to comply with the various cybersecurity regulations, including the CCPA in the United States, we could be exposed to government enforcement actions and private litigation. These losses may exceed our insurance coverage for such incidents. In addition, our employees and clients could lose confidence in our ability to protect their personal and proprietary information, which could cause them to terminate their relationships with us. Any loss of confidence arising from a significant data security breach could hurt our reputation, further damaging our business.

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

Our use of artificial intelligence, including generative AI, may not prove to be successful and may subject us to new or heightened legal, regulatory, ethical, operational, and reputational risks

We utilize artificial intelligence, machine learning, and generative AI, or GenAI, technologies in our product offerings and internal operations, and we are continuing to invest in expanding these capabilities. However, our ability to successfully develop, integrate, and monetize these technologies is subject to significant risks and uncertainties:

●	Operational and Performance Risks: The models underlying AI may be incorrectly designed or trained on flawed, biased, or incomplete data. This could cause our AI-powered products to produce incorrect, misleading, or unexpected outputs, leading to service failures, operational inefficiencies, and customer dissatisfaction. Given the complexity and evolving nature of these technologies, we may not be able to detect or mitigate all such flaws, which could harm our reputation and business operations.

●	Competitive Risks: Our competitors may incorporate AI technologies into their products and services more quickly or successfully than we do. If we fail to keep pace with AI-driven innovation, or if the market does not adopt our AI offerings, our products may become less competitive, leading to a decline in revenue and market share.

●	Legal and Regulatory Risks: The legal and regulatory landscape for AI is rapidly evolving and uncertain. We are subject to a growing number of laws and regulations, such as the EU AI Act, as well as evolving interpretations of existing laws (including those related to privacy, consumer protection, and intellectual property). If we fail to comply with these new or evolving regulations, we could face significant fines, penalties, and legal liability. The global and inconsistent nature of these regulations may require us to expend significant resources to adjust our offerings and could adversely affect our ability to deploy AI solutions in certain jurisdictions.

●	Intellectual Property and Data Risks: The use of AI, particularly GenAI, creates uncertainty around intellectual property rights. The data used to train our AI models may be subject to third-party rights, and content generated by our AI may not be subject to copyright protection or could inadvertently infringe on the rights of others. Furthermore, the use of third-party AI tools by our employees, contractors, or vendors could lead to the inadvertent disclosure of our confidential or proprietary information into publicly available training data, harming our competitive position.

●	Cybersecurity and Reputational Risks: The use of AI technologies can heighten cybersecurity risks by creating new attack vectors for malicious actors. If our AI systems are compromised, it could lead to significant business disruption or data breaches. Any actual or perceived failure to address the risks and ethical concerns associated with AI, whether unfounded or not, could result in significant reputational harm and a loss of customer trust, which would materially and adversely affect our business and financial results.

Our directors and officers are now subject to new beneficial ownership reporting requirements under Section 16(a) of the Exchange Act, which could result in increased compliance burdens, costs, and potential liability

Effective March 18, 2026, pursuant to the Holding Foreign Insiders Accountable Act, or HFIAA, the exemption for directors and officers of Foreign Private Issuers, or FPIs, from the reporting requirements of Section 16(a) of the Exchange Act was eliminated for certain FPIs. As a result, our directors and officers are required to file publicly available reports with the SEC disclosing their beneficial ownership of our equity securities and any changes in that ownership.

This requires our directors and officers to file an initial statement of beneficial ownership on Form 3, reports of changes in ownership on Form 4 (generally within two business days of a transaction), and an annual statement of changes on Form 5, as needed. Failure to file these reports in a timely and accurate manner can result in civil penalties, SEC enforcement actions, and potential reputational harm. While the primary compliance responsibility rests with each director and officer, we expect to incur additional costs and devote significant management and administrative resources to assist our insiders in meeting these new, complex, and time-sensitive reporting obligations. These new requirements will result in real-time public disclosure of transactions in our securities by our directors and officers, which may draw increased scrutiny from investors and the public.

ITEM 4. INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

AudioCodes is a provider of voice communications solutions for enterprises, contact centers and service providers. Our offerings span voice infrastructure, cloud-based platforms and Voice AI applications and services designed to support communication and customer engagement use cases across unified communications and contact center environments.

Our solutions are organized across three primary layers: (i) voice networking infrastructure and devices, which provide connectivity and endpoints for communication environments; (ii) cloud-based platforms and management solutions, which enable provisioning, orchestration and operation of voice and AI-based voice services; and (iii) Voice AI applications, which deliver contact center, compliance and productivity capabilities. These layers are designed to operate together to support enterprise and service provider communication environments.

AudioCodes Ltd. was incorporated in 1992 as a company limited by shares organized under the laws of the State of Israel. The Company initially concentrated on low-bit-rate speech compression technology, subsequently expanding into voice over packet (VoP) chips, VoIP communication modules, blades and boards. In 2001, AudioCodes released an analog media gateway based on blade and chip technologies, followed by a family of VoIP media gateways combining analog and digital telephony interfaces. The Company then developed high-density VoIP media gateways and media servers. AudioCodes further expanded its product portfolio with the introduction of session border controllers (2006), multi-service business routers and gateways (2008) and IP phones (2011). Beginning in 2020, AudioCodes added Microsoft Teams meeting room solutions to complement its communications device portfolio.

Since approximately 2015, AudioCodes has developed a range of software-based voice productivity solutions through our Voice AI business line. These include the Voca CIC, an AI-first, contact center solution for Microsoft Teams, Interaction Insights, an intelligent, secure enterprise compliance recording solution, Meeting Insights, an AI-powered enterprise solution that enables users to record any meeting generated content (audio and video) and automatically creates meeting minutes for Microsoft Teams, Zoom and Google Meet meetings. In addition, AudioCodes provides platforms, including VoiceAI Connect and Live Hub, that enable integration between conversational AI platforms, telephony systems, large language models and speech services, supporting the development and deployment of voice-based AI applications with existing voice communication infrastructure.

AudioCodes also offers voice network and service management tools, including the One Voice Operations Center (OVOC) for network and device configuration, monitoring and management; Device Manager for administering and monitoring business phones and meeting room solutions; and AudioCodes Routing Manager (ARM) for call routing management in complex VoIP networks.

To accelerate and simplify the delivery of its solutions, AudioCodes developed Live Platform, a cloud-based service delivery platform that provides certified PSTN connectivity for leading UCaaS environments, including Microsoft Teams, Webex Calling and Zoom Phone. Live Platform combines voice connectivity for unified communications and contact center environments with AI-powered voice applications, supported by automated onboarding and management tools. Live Platform is used by AudioCodes and its global network of channel partners to deliver managed services to enterprise and service provider customers.

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

MAJOR DEVELOPMENTS SINCE JANUARY 1, 2025

Live Platform - Cloud and Managed Services Delivery Platform

AudioCodes Live Platform is a cloud-based service delivery platform that enables the provisioning, management and operation of voice connectivity and AI-based communication services across unified communications and contact center environments. The platform provides a centralized framework for supporting UCaaS voice enablement, including PSTN connectivity, as well as the deployment of voice and AI-based applications. Live Platform includes capabilities for automated onboarding, configuration and lifecycle management of services. The platform supports integration with unified communications services such as Microsoft Teams, Webex Calling and Zoom Phone, and is used by enterprises and service providers to deploy and manage voice and related services.

In 2025, we continued to enhance our cloud and managed services delivery platform - Live Platform - across North America, Europe and Asia Pacific. During 2025, we announced that we had achieved certification as an approved provider of Teams Operator Connect and Webex Cloud Connect. We are certified as a Microsoft Operator Connect Accelerator, Webex Cloud Connect Enablement Partner, and Zoom Provider Exchange Accelerator, allowing service providers to become official providers of these services.

In 2025, we also launched a global private peering data network that enables partners, including public broadband operators, channel partners and service providers, to directly interconnect their data networks and local telephony services with the AudioCodes cloud. This private peering infrastructure is designed to support a smooth and scalable migration of enterprise voice and contact center workloads to the cloud, while maintaining local connectivity, performance and regulatory compliance. The network provides the foundation for delivering Webex Cloud Connect and Microsoft Teams Operator Connect services on a global basis and supports our newly introduced offerings of Webex Cloud Connect and Microsoft Operator Connect for resellers.

During 2025, we also expanded our portfolio of voice AI services delivered via Live Platform, helping partners and service providers grow their business with upsell opportunities, including the Meeting Insights meeting intelligence solution, the Voca CIC Microsoft Teams contact center and Interaction Insights interaction recording. In addition, we introduced real-time analytics and AI-based insights capabilities within Live Platform, focused primarily on the contact center market. These capabilities provide service providers and partners with enhanced visibility into service usage, quality and performance, enabling data-driven optimization, proactive monitoring and the delivery of differentiated, value-added services.

Live Platform incorporates AudioCodes products and technology such as our virtualized session border controller, AudioCodes Routing Manager, network management and monitoring tools, device management and Microsoft Teams user management. It also integrates internally developed and third-party solutions that together enable network connectivity, service automation, service monitoring, customer premises equipment management, high availability and other capabilities required for seamless service delivery.

With its advanced management and automation tools, Live Platform enables operators and other hosting partners to onboard customers rapidly and with minimal upfront investment.

VoiceAI Business Line

Our VoiceAI business line is designed to enhance employee and customer experience and improve business outcomes through automatic content gathering and generating insights and predictions using conversational AI and machine learning.

Meeting Insights

Meeting Insights is an AI-powered enterprise solution that enables users to record any meeting generated content (audio and video) and automatically creates meeting minutes for Microsoft Teams, Zoom and Google Meet meetings. In 2025 we introduced support for face-to-face meetings using a mobile app, which is available for both iOS and Android devices. It provides a centralized company platform for all meeting recordings, webinars and conference calls, making them readily shareable across the organization. The solution also offers the ability to define templates tailored to the needs of the organization, enabling them to define the structure of summaries by use case.

In 2025, we launched Meeting Insights On-Prem, a fully on-premises version of the Meeting Insights product family. Meeting Insights On-Prem is aimed at industries with strict regulation and security standards, e.g., government, security, health and financial organizations, as it runs entirely on local servers with no connection to the internet.

The solution provides seamless voice connectivity with telephony systems and contact centers using AudioCodes session border controller (SBC) technology.

Interaction Insights

In early 2025, we launched Interaction Insights, a new SaaS-based, multitenant application, including new GUI and platform that offers seamless updates, scalable architecture and tailored feature deployment per tenant. It is suitable for a range of recording use cases (e.g., compliance, quality assurance, training, etc.) and industries (including finance, healthcare, government and energy). It ensures data segregation and localization, with options for customers to bring their own media storage. Developed with data privacy and Security by Design, Interaction Insights supports GDPR compliance and encryption.

Interaction Insights supports recording of all voice calls, video conferences, instant messaging conversations and screen-sharing sessions with powerful retrieval capabilities, flexible retention policies and advanced AI-based analytics.

Interaction Insights has superseded our former call recording solution, SmartTAP, which is no longer being sold.

Voca CIC

AudioCodes Voca CIC is an AI-first, one-screen, omnichannel contact center solution for Microsoft Teams with built-in conversational AI. Voca is certified for Microsoft Teams and scales to every Teams user across the enterprise, whether main service desk or department beyond the contact center.

During 2025, Voca CIC added multiple capabilities, including: LLM integrations, Microsoft Unify certification, integration with AudioCodes Live Platform, addition of multi-tier license management capabilities and AI summarization.

VoiceAI Connect and Live Hub

AudioCodes’ VoiceAI Connect and Live Hub function as communication hubs between conversational AI platforms (CAIP), telephony systems and channels, large language models (LLMs) and cognitive speech services, enabling building and integrating voice conversational AI solutions with existing voice communication infrastructure. These solutions are available as a fully managed service (Voice AI Connect Enterprise Edition) and as a self-service SaaS solution (LiveHub) to support any deployment, integration or regulatory needs.

During 2025, we further extended the integration and support of leading CAIPs and cognitive speech services solutions as well as support for LLM engines to enable best-of-breed Gen-AI based voice conversational AI. Additionally, we introduced a new AI Agents module in Live Hub, enabling users to develop LLM-based voice bots within the Live Hub portal without the need for an external CAIP.

Product and Technology Developments

SBC Developments

During 2025, we continued to enhance our SBCs’ security and support for the latest technology developments in virtual and public cloud environments.

IP Phones and Meeting Room Solutions

During 2025, we continued developing our range of IP phone devices and Room Experience (RX) meeting room suite offering for Microsoft Teams and other UCaaS environments.

In 2025, we announced the AudioCodes Intelligent Meeting Room solution, which combines AI technology and our innovative RX series of meeting room devices to deliver seamless collaboration and productivity to any space in the hybrid workplace. The solution includes visual AI that combines video streams from multiple cameras to deliver an immersive video conferencing experience for all participants, as well as automatic, conversational AI generated meeting summaries that enable participants to focus on the meeting and not on note taking.

Furthermore, during 2025, we achieved Webex Calling certification for three of our IP phones models, giving customers the ability to enjoy a familiar calling experience in multiple UCaaS environments (in addition to Teams and Zoom).

Management Solutions

During 2025, we continued to develop management functionalities for AudioCodes Live and Live Platform. These include enhanced onboarding, reporting and tools for our professional services staff to be able to provide and support managed solutions for our customers, as well as self-service management capabilities for our service provider customers and partners.

Multi-Service Business Routers and Universal CPE

During 2025, we updated our analog gateways with new technology, due to the end of life of major components. New products were launched to replace the obsolete ones.

PRINCIPAL CAPITAL EXPENDITURES

We have made and expect to continue to make capital expenditures in connection with the expansion of our operation and production capacity. In 2025, we also made capital expenditures primarily related to the implementation of a new ERP system. The table below sets forth our principal capital expenditures incurred for the periods indicated (amounts in thousands):

	Year Ended December 31,
	2025	2024	2023
Computers and peripheral equipment	$4,971	$3,157	$2,462
Office furniture and equipment	176	326	737
Leasehold improvements	430	16,082	5,572
Total	$5,577	$19,565	$8,771

B.	BUSINESS OVERVIEW

INDUSTRY BACKGROUND AND MARKET TRENDS

Impact of Macroeconomic and Geopolitical Trends on Our Markets

Inflationary Pressures Impacting Technology Consumption Models - in many global markets, inflationary pressures resulted, and have continued to result, in rising interest rates, impacting demand for borrowing to fund capital expense projects. As a result, more organizations sought to deploy technology on a “pay per use” subscription model, leveraging advances in cloud-based technologies (such as Unified Communications as a Service and Contact Center as a Service). See Item 3.D, “Key Information - Risk Factors - High rates of global inflation and the occurrence of a recession could have a material and adverse impact on our business, results of operations and financial condition.”

Increased and Ongoing Geopolitical Uncertainty and Tensions - there was an increase in global geopolitical uncertainty during 2023, which continued into 2025. The ongoing conflict between Russia and Ukraine continued to cause economic challenges and inertia, especially in Europe. On October 7, 2023 the Hamas terror attack on Israel led to a subsequent and ongoing conflict, impacting AudioCodes’ resources (such as R&D) and the economy in Israel more broadly, resulting in supply chain challenges in the Red Sea, a key global shipping route. The assaults launched by Hamas and its supporters, including Iran, Lebanon (with the Hezbollah terror organization) and Syria, have caused substantial regional instability and extreme volatility in the global markets at large. It is not possible at this time to predict or determine the ultimate consequences of the conflict in Ukraine and the ongoing war with Hamas and its supporters, which could include, among other things, greater regional instability, geopolitical shifts and other material and adverse effects on macroeconomic conditions, currency exchange rates, supply chains and financial markets. See Item 3.D, “Key Information - Risk Factors - Political, economic and military instability in Israel or the Middle East may adversely affect our business” and “-- Macroeconomic changes, including political disturbances, geopolitical instability, and trade wars, may adversely impact our business and operations.”

The Emergence and Evolution of AI – In recent years, AI has evolved from a potential and theoretical future technology to a requirement now being demanded by many organizations to help them improve employee productivity and enhance their customer engagement experience, including through intelligent automation, natural language understanding and integration with other IT frameworks. Applications have emerged for the practical use of AI, including those that form the basis for AudioCodes’ voice AI solution portfolio: recording meetings as a key source of business intelligence, connecting chatbots to voice and simplifying the automation of customer journeys through a contact center. This rapidly growing and evolving trend to adopt AI as a core business communications tool is likely to continue in the near-term. See Item 3.D, “Key Information - Risk Factors - Our results of operations could be materially and adversely affected if we cannot keep pace with technological changes impacting the development of our products and implementation of our business needs, including with respect to automation and the use of AI.”

Enterprise Unified Communications

In 2025, the demand for cloud UC services continued to grow and there was a continued slowdown in the on-premises UC and PBX markets. With the transition to unified communications as a service (UCaaS), UC functions are easily deployed via cloud services, along with access to continual updates and improvements and with native support for work-from-anywhere and hybrid workplaces.

The shift to UCaaS has been driven by companies like Microsoft, Zoom and Cisco (Webex).

Contact Centers and Customer Service

Voice industry state and market transition

The contact center voice market continues to evolve as enterprises transition voice services from legacy on-premises environments to cloud and hybrid architectures. While initial migration efforts were primarily focused on replacing infrastructure and reducing operational complexity, customers are increasingly emphasizing voice service quality, reliability, security, regulatory compliance and operational visibility across distributed and multi-vendor environments. In parallel, the growing use of Voice AI and real-time automation in contact center operations is increasing dependency on high-quality, low-latency and securely managed voice connectivity. As a result, voice infrastructure is becoming a critical enabling layer for both cloud adoption and emerging AI-driven use cases, with enterprises seeking solutions that support these transitions in a controlled, efficient and predictable manner.

Opportunities and positioning for AudioCodes

These market trends demand voice infrastructure solutions that facilitate cloud migration while maintaining service continuity and enterprise-grade controls. AudioCodes addresses this demand by providing services focused on voice connectivity, session management, interoperability, security and service assurance across on-premises, cloud and hybrid environments. As customers adopt Voice AI capabilities alongside existing contact center platforms, they increasingly require voice architectures that can integrate with multiple platforms, support secure handling of voice traffic and data, and enable operational visibility and cost management.

AudioCodes’ experience in voice networking and lifecycle management enable us to support customers in reducing migration risk, improving operational efficiency and establishing a scalable foundation for future voice and AI-enabled contact center initiatives

Cloud and AI Driven Convergence of Unified Communications and Contact Center Markets

While UC and Contact Center (CC) markets have unique attributes and trends, the broader IT trend towards deploying cloud-based applications and services, plus the emergence of conversational AI, are accelerating the convergence of UC and CC technologies. As more enterprises adopt cloud-based platforms, such as Microsoft Teams, for collaboration and communication, they find that the same platform can also be used to deploy fully integrated Contact Center capabilities, with automation benefits delivered by conversational AI applications. This convergence can drive cost-savings, reduce IT overhead to support both UC and CC, and enables enterprises to offer superior customer service via a single platform. In addition, as cloud-based services, these combined UC and CC capabilities, along with AI, can be consumed as a service on a subscription basis, reducing the need for capital expense and enabling the enterprise to scale users up and down as required during peak periods.

Service Provider All-IP Transition

In 2025, we saw an increase in the demand for analog gateways in North America, due to the PSTN shutdown imposed by the FCC. Operators such as AT&T are raising their landline prices and forcing customers to migrate to IP. This opens up an opportunity for us when migrating sensitive systems like fire alarms and elevator intercoms that have to remain analog. Other factors that have caused telecom operators to replace legacy networks are the traditional TDM switches reaching end-of-life, the need to free-up the real estate occupied by these switches, energy savings and the importance of competing with the growing numbers of alternative service providers.

During 2025, we also observed an increase in the demand for speed in CPEs, driving the need to support fiber connectivity (up to 1GB), as well as 5G cellular backup connections. Remote locations require 5G even as their main form of WAN connectivity, thus increasing the overall demand for our respective CPEs and 5G adapter.

BUSINESS STRATEGY

AudioCodes’ business strategy is focused on strengthening its position as a communications software vendor of Unified Communications (UC/UCaaS) and Contact Center (CC/CCaaS) voice solutions and services, voice networking, all-IP voice network migration and Voice AI solutions. We seek to offer solutions that support enterprise communication across voice infrastructure, cloud-based platforms and applications, with the goal of enabling both human and AI-driven interactions. Our voice expertise and voice AI services support enterprises in connecting, collaborating and delivering employee and customer experiences.

We aim to deliver value to our customers in four main areas:

Unlocking the strategic value of voice with AI: By continuing to develop AI-driven solutions for business insights, agent automation and analytics focused on enhancing the customer and employee experience.

Empowering the future-ready workplace: Through a comprehensive and diverse end-to-end portfolio of voice solutions, from connectivity to collaboration, contact center, business intelligence and AI - all under one roof.

Enabling collaboration anywhere: Helping enterprises to achieve high quality, secure and reliable voice and voice AI migration to all leading UCaaS and CCaaS providers.

Scaling globally with confidence: Leveraging our voice and voice AI domain expertise, R&D capabilities and professional services experience to support customers globally. The following are key elements of our strategy:

Maintain and extend technological leadership. AudioCodes is recognized as a global leader in voice technologies. We intend to continue to capitalize on our voice expertise to drive new business opportunities, including through the application of AI, to add value to the employee and customer experience. We continually seek to upgrade our product lines with additional functionalities, interfaces, densities and compatibility with the leading UC, CC and SIP solutions in the market, providing agnostic voice and AI expertise to multi-vendor platforms. Our voice solutions have evolved to be software-based and run natively in cloud environments, to comply with the industry trend of migrating to private and public clouds. We continue to invest heavily in voice and AI across our products and platforms offerings.

Strengthen and expand strategic relationships with key partners and customers. We sell our products and solutions to service providers and enterprises worldwide, including through enterprise channels, system integrators, global equipment manufacturers and value-added resellers. We work closely with our customers to deliver products, solutions and services that meet their requirements. By focusing on leading solution vendors, system integrators and channels with large volume potential, we believe that we reach a substantial segment of our potential customer base while managing the cost and complexity of our marketing efforts. We continue to invest in local operations in key regions to support our partners and customers.

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

Expand and enhance the development of highly integrated products and services. We plan to continue designing, developing and introducing new product lines, product features and services that address evolving customer requirements and incorporate new technologies, including AI. We focus on combining voice infrastructure, cloud-based platforms and applications to deliver integrated solutions and believe that our knowledge of core technologies and our ability to provide such integrated offerings enables us to offer better solutions that (i) are more comprehensive, (ii) are easier to consume (via subscription) and (iii) contain more features than those available in competitive alternatives. We believe there are notable growth opportunities for our development and profitability with respect to the offering of a broad range of highly integrated services that leverage our voice expertise with AI and drive the convergence of unified communications and contact center as a service for our enterprise customers.

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

Build upon existing technologies to penetrate new markets. We continue to leverage our expertise in voice and conversational AI to enter additional markets, including the Microsoft Teams contact center segment. With Voca CIC, we offer a Microsoft Teams-based contact center solution, expanding our role from enabling connectivity to providing application-level functionality. We believe this represents a potential growth area that builds on our existing presence in the Microsoft ecosystem.

Develop and expand professional services and managed services offering. We continue to expand our product-led services offering in line with our new products and solutions across voice, conversational AI and contact center categories. AudioCodes has a rich portfolio of managed services. We offer our customers expert professional services to assist them with design, implementation, support and management of our products. System integrators, VARs and service providers are able to leverage AudioCodes professional and managed services to complement their own offerings, and are able to offer them under their own brand to the end customers.

Expand our investments in conversational AI. As AI emerges as a key business tool, AudioCodes is investing heavily in conversational AI to deliver practical benefits that leverage the combination of AI and our deep voice expertise to deliver unique benefits that improve both the employee and customer experience. From automated recording and analytics of meetings to improve business intelligence and productivity, to compliance interaction recording and AI automation that simplifies the customer journey and improves customer service, AudioCodes is committed to helping enterprises gain practical benefits from AI. The applications and services that we deliver leveraging AI will seek to provide beneficial upsell and cross-sell opportunities to add value to, and extend our relationship with, our global customer base.

Acquire complementary businesses and technologies. We may pursue the acquisition of complementary businesses and technologies or the establishment of joint ventures to broaden our product offerings, enhance the features and functionality of our systems, increase our penetration in targeted markets and expand our marketing and distribution capabilities.

AUDIOCODES SOLUTIONS, PRODUCTS, APPLICATIONS, PLATFORMS AND SERVICES

Our solutions are organized across three primary layers: (i) voice networking infrastructure and devices, which provide connectivity and endpoints for voice communication environments; (ii) cloud-based platforms and management solutions, which enable provisioning, orchestration and operation of voice and AI-based services; and (iii) applications, which deliver contact center, compliance and productivity capabilities. These layers are designed to operate together to support enterprise, contact center and service provider voice communication environments.

Solutions

Enterprise Business

Unified Communications

Our enterprise business is driven primarily by our solutions for UC and UCaaS environments. Beginning in 2020, we noted a clear shift towards UCaaS solutions as enterprises continue to migrate their IT infrastructure, in general, and UC solutions, in particular, to the cloud. We expect such trend to continue in 2026 and beyond, and consequently we plan to (a) focus on providing services and applications that add value to UCaaS solutions, and (b) ensure a smooth migration to cloud-based UC while offering operational simplicity, high quality and reliability.

Our efforts in the UCaaS arena are focused on a number of key partnerships, predominantly with Microsoft, who continue to report substantial growth in the active users of their Teams UC and collaboration solution through 2025. We expect our certified support for UCaaS PSTN connectivity (including Microsoft Teams Direct Routing and Operator Connect, Webex Calling Cloud Connect and Zoom Phone Provider Exchange), our voice AI communications solutions (Voca Conversational Interaction Center, Interaction Insights call recording and Meeting Insights productivity solution), and our growing offering of audio and video devices and meeting room solutions to continue to be focus areas for us as enterprises migrate to Microsoft Teams Phone, Webex Calling and Zoom Phone.

We anticipate that our AudioCodes Live managed solution will continue to gain traction as enterprises look to streamline their UC operations. Consumed on a monthly subscription basis, AudioCodes Live enables enterprises to benefit from UCaaS voice calling services and add-on applications without having to make capital investments in hardware and software, and without the need for specialized, in-house technical expertise.

Contact Centers

The contact center industry is accelerating migration from on-premises to cloud-based Contact Center as a Service, or CCaaS. AudioCodes helps enterprises to migrate and modernize their voice infrastructure to the cloud, especially when such enterprises use a large and distributed Contact Center. We provide managed voice managed solutions and add-on voice applications that complement the CCaaS OPEX model, including Bring Your Own Carrier (BYOC) connectivity for CCaaS platforms and AI-based voice solutions.

VoiceAI Business Line

In the last few years, dramatic leaps forward in machine learning and AI have driven a revolution in the way enterprises boost engagement with their customers. These significant advances mean that businesses can now utilize conversational AI technologies offered by various providers to automate their customer service departments and deploy Voice AI Agents to give callers a high level of service whenever they get in touch. As voice is the most fundamental and intuitive method of conversation, we are focusing on enabling engagement of voice and telephony to various AI-based applications and implementing voice-based use cases, leveraging the investment made in AI and voice applications. We began investing in these applications in 2018, and are now seeing significant opportunities developing across various products. Accordingly, we anticipate that these applications will become a new growth engine for our business in the near- and long-term.

Service Provider Business

In the service provider market, our go-to-market strategy concentrates on outreach to small and medium-sized businesses (SOHO, SMB, SME) with our VoIP gateways, SBCs, Multi-Service Business Routers as well as Live Platform multi-UCaaS voice connectivity.

We engage directly with service providers worldwide and supply them with our versatile range of products to suit different business scenarios. This includes support for all-IP migration (also known as POTS replacement), allowing Service Providers to migrate to IP voice communications while maintaining critical, legacy devices and systems at their customers’ premises.

Additionally, Live Platform empowers service providers worldwide with scalable, secure and certified voice infrastructure, enabling seamless delivery of voice services across UCaaS solutions like Microsoft Teams, Cisco Webex and Zoom Phone.
Live Platform is a multi-tenant, white-label managed SaaS solution, designed to simplify UCaaS onboarding, automate service delivery and reduce operational costs, while enabling rapid time-to-revenue and enabling new revenue streams with innovative, voice AI-enhanced services such as Voca CIC Teams contact center, Interaction Insights call recording and Meeting Insights for meeting intelligence.

For service providers who wish to become certified providers of UCaaS PSTN connectivity in their own right, AudioCodes is a certified Operator Connect Accelerator partner, Webex Cloud Connect Enablement provider and a Zoom Phone Provider Exchange Accelerator, simplifying the qualification process based on Live Platform.

Products

Networking

Our Mediant family of SBCs, media gateways (MGWs), and multi-service business routers (MSBRs) includes a range of versatile IP communications platforms that deliver seamless VoIP connectivity.

Our Mediant SBCs include hardware and software platforms that offer cost-efficient, scalable SBC and hybrid SBC-MGW functionality (SIP to TDM, SIP to SIP) for enterprises, service providers and cloud deployments. Our software SBCs are cloud-native and deliver elasticity and high scale on all current major cloud platforms. SBCs are deployed at the border between the enterprise and the service provider, as well as between the networks of different service providers. Our media gateways serve as an efficient junction between VoIP networks, legacy TDM equipment and the PSTN.

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

Devices

AudioCodes offers a portfolio of IP phones and meeting room solutions designed to support enterprise unified communications environments. These devices are intended to provide reliable voice and collaboration capabilities across a range of deployment scenarios, including integration with cloud-based UCaaS platforms and on-premises systems. Certain devices incorporate AI-based capabilities intended to enhance audio quality, meeting experiences and device operation.

AudioCodes’ 400HD series of IP phones includes a range of desktop devices designed for enterprise use across different user profiles and environments, including common areas, knowledge workers and executive users. The devices support high-definition voice communications and are designed to integrate with enterprise telephony and unified communications platforms.

The IP phone portfolio includes models certified for Microsoft Teams, providing native Teams user interfaces and functionality. In addition, certain devices are certified for other unified communications platforms, including Cisco Webex Calling and Zoom Phone, enabling interoperability across multi-vendor environments.

AudioCodes’ RX suite includes a combination of audio/video appliances and software components designed to support meeting room communications and collaboration. The solution supports both audio conferencing and video-enabled collaboration use cases across a range of room sizes.

The RX suite includes devices and applications that integrate with unified communications platforms and is designed to support hybrid work environments where participants may join meetings from multiple locations. Certain RX devices incorporate AI-based capabilities, such as speaker tracking, noise reduction and meeting experience enhancements.

Several RX products are certified under the Microsoft Teams Rooms (MTR) program, enabling integration with Microsoft Teams meeting room environments and providing access to Teams-based collaboration features.

Management and Operations

AudioCodes’ management and operational solutions are designed to support the deployment, monitoring and operation of enterprise voice and unified communications environments across cloud, hybrid and on-premises infrastructures. These solutions provide centralized lifecycle management and visibility across AudioCodes’ product portfolio, including SBCs, media gateways, Microsoft-certified appliances and IP phones.

AudioCodes OVOC is a centralized management platform for voice network devices and services. OVOC combines device lifecycle management with voice quality monitoring and analytics, enabling administrators to configure, monitor and troubleshoot voice infrastructure from a single interface. OVOC supports ongoing network operations, including provisioning, configuration management, fault detection and performance monitoring, and is designed to assist enterprises in maintaining service quality across distributed and hybrid voice environments.

AudioCodes Device Manager is a lifecycle management solution for AudioCodes’ enterprise IP phones and meeting room devices. The solution enables centralized provisioning, configuration, monitoring and software updates for supported devices. Device Manager is designed to simplify the management of large-scale device deployments and assist organizations in maintaining service continuity and operational efficiency across enterprise endpoints.

AudioCodes Routing Manager (ARM) is a centralized call routing management solution for multi-site and multi-vendor enterprise voice networks. ARM enables administrators to define and manage dial plans and routing policies across the network through a graphical user interface. The solution is designed to simplify the configuration and modification of routing rules, including the addition of new sites, trunks or services, and to provide consistent policy enforcement across distributed voice environments.

Platforms

Our platforms are built on top of our voice networking infrastructure and provide a control and orchestration layer between telephony infrastructure, unified communications platforms and AI-based applications.

AudioCodes Live Platform

AudioCodes Live Platform is a SaaS solution that enables service providers and partners to deliver a range of essential voice connectivity and value-added voice AI services to their business customers simply and seamlessly from the cloud. With Live Platform, service providers and partners can accelerate their enterprise customers’ migration to UCaaS solutions, such as Microsoft Teams, Cisco Webex and Zoom Phone.

AudioCodes Live Platform offers certified voice connectivity for Microsoft Teams (Direct Routing and Operator Connect), Webex Calling Cloud Connect and Zoom Phone, as well as value-added voice AI applications to boost employee productivity and offer excellent customer experience.

AudioCodes Live Platform provides the voice connectivity infrastructure, customer onboarding automation, user lifecycle management and tools for monitoring, reporting and analytics, to help service providers and partners to get services up and running rapidly and efficiently, with the service provider supplying the data connectivity and SIP trunk minutes.

VoiceAI Connect and Live Hub

AudioCodes’ VoiceAI Connect and Live Hub are designed to enable integration and orchestration of voice and AI workflows across enterprise systems. They function as communication hubs between CAIP, enterprise telephony systems and channels, LLMs and cognitive speech services (such as Speech-to-Text and Text-to-Speech), enabling building and integrating voice conversational AI solutions with existing voice communication infrastructure. Such solutions include voice virtual agents, agent assistants, conversational IVR and real time language translations.

These platforms allow AudioCodes customers the flexibility to select and update the voice AI technology stack and providers and leverage its SBC expertise for seamless telephony integration.
In addition, Live Hub includes native capabilities for developing and deploying AI-based agents leveraging large language models.

These solutions are available as a fully managed service (VoiceAI Connect Enterprise Edition) and as a self-service multi-tenant SaaS solution (LiveHub) to support any deployment, integration or regulatory needs.

Applications

AudioCodes offers a wide range of value-added voice AI applications to boost productivity and ensure a superior user experience. Our applications are built on top of our platform layer and leverage voice and AI capabilities to deliver business functionality and automation.

Interaction Insights

Interaction Insights is a SaaS-based, multitenant interaction recording solution that offers seamless updates, scalable architecture and tailored feature deployment per tenant. It is suitable for a range of recording use cases (e.g., compliance, quality assurance, training, etc.) and industries (including finance, healthcare, government and energy). It promotes data segregation and localization, with options for customers to bring their own media storage. Developed with data privacy and Security by Design, Interaction Insights supports GDPR compliance and encryption.

Interaction Insights supports recording of all voice calls, video conferences, instant messaging conversations and screen-sharing sessions with powerful retrieval capabilities, AI analytics and flexible retention policies.

Voca CIC

AudioCodes Voca Conversational Interaction Center (CIC) is a cloud-based contact center solution designed for Microsoft Teams environments. The solution is built on Microsoft Azure Communication Services, Microsoft calling and messaging APIs and Microsoft Teams Phone extensibility, and is intended to provide integrated voice and digital customer engagement capabilities.

Voca CIC enables agents to manage multiple interaction types, including voice, email, web chat and messaging channels, through a unified user interface. The solution includes capabilities such as call routing, interactive voice response (IVR), queue and workforce management, reporting and integration with third-party customer relationship management systems.

The platform incorporates AI-based capabilities, including conversational IVR, virtual agents, transcription, summarization and sentiment analysis, which are designed to assist in automating interactions and providing operational insights. Supervisors can configure and manage contact center operations, including agents, queues and workflows, through administrative tools with role-based access controls.

Voca CIC is offered as a cloud-based solution and may be deployed as a managed service or within a customer’s Microsoft Azure environment. The platform supports multi-tenant configurations and is designed to provide high availability and geographic redundancy.

We market Voca CIC globally, with a focus on enterprises seeking to extend Microsoft Teams with contact center functionality.

Meeting Insights

Meeting Insights is an AI-powered enterprise solution that records, transcribes, and analyzes meetings across virtual, hybrid and in-person environments. It supports leading collaboration platforms including Microsoft Teams, Zoom and Google Meet, and is accessible via web and mobile, enabling users to capture and review meetings anytime, anywhere.

The solution automatically transforms meetings into actionable outputs, including summaries, tasks, follow-up items, questions and answers, key discussion points and business insights covering meeting context, decisions and next-step guidance, as well as a “prepare-me” capability for recurring meetings. Furthermore, it supports workflows, helping teams track actions and drive execution beyond the meeting.

Meeting Insights provides a centralized repository for meeting recordings and related artifacts, enabling consistent documentation, advanced search and controlled sharing across the organization.

The platform leverages large language models, including Azure OpenAI GPT and Anthropic Claude, to analyze meeting data and generate accurate, structured insights. It integrates with organizational systems and tools to embed meeting intelligence into existing business processes and workflows.

Offered as a SaaS, multi-tenant platform, Meeting Insights is designed for scalability, data segregation, localization and optional customer-managed media storage. The platform incorporates enterprise-grade security and compliance, following a secure-by-design approach with encryption and alignment with applicable data protection regulations such as GDPR.

Introduced in 2025, Meeting Insights On-Prem is a fully on-premises version of the Meeting Insights product family. Meeting Insights On-Prem is aimed at industries with strict regulation and security standards, e.g., government, security, health and financial organizations, as it runs entirely on local servers with no connection to the internet. The solution provides seamless voice connectivity with telephony systems and contact centers using AudioCodes SBC technology.

Services

Professional Services

We provide a modular portfolio of professional services to our partners and customers around the world by delivering a complete voice network lifecycle model that is based on the three basic phases of Plan, Implement and Operate. Our professional services portfolio delivers seamless integration, high availability, and vast scalability to meet business and network demands.

AudioCodes Live – Managed Service Solutions

We offer a range of managed services enabling our customers to deploy complex solutions solely by relying on the knowledge of our voice experts. AudioCodes Live is a comprehensive portfolio of managed service solutions, consumed on a monthly subscription basis, that removes complexity from the deployment and operation of enterprise voice and AI communications. The portfolio includes managed SBCs as well as a broad set of UCaaS-focused services centered on Microsoft Teams Phone (including Direct Routing for BYOC, business phones and meeting room devices, Teams-certified contact center, compliance recording, and meetings productivity and intelligence) and extends to Zoom Phone and Webex Calling environments.

In addition, AudioCodes Live CX provides managed services for Contact Center innovation, encompassing voice connectivity, voice conversational AI and WebRTC-based solutions.

AudioCodes Live is available directly and through our global network of telecom and technology partners.

Sales and Marketing

Our sales and marketing strategy is based on a dual go-to market approach that combines direct engagement with enterprise customers and broad reach through a global channel ecosystem. This approach is designed to drive adoption of our solutions across unified communications, contact center and voice AI environments, while enabling scalable geographic coverage.

We engage directly with selected enterprise end customers, particularly for larger or more complex deployments, to identify customer requirements, support solution design and generate opportunities for new business, as well as for the expansion of existing customer relationships. Direct engagement enables us to better understand customer operational challenges and to position our solutions and services accordingly, including managed and subscription-based offerings.

In parallel, we work closely with a broad channel community in our core markets, including service providers, managed service providers, system integrators and ICT resellers. Channel partners play a central role in our sales model by providing local market access, customer relationships, implementation capabilities and ongoing support. Many enterprise customers prefer or are required to procure solutions through established channel relationships, including as part of framework agreements or regulatory procurement processes, particularly in the public sector. We encourage partners to join our global partner program which offers them tools, incentives, training and content with access to a dedicated partner web portal.

We select channel partners based on their market coverage, technical capabilities and ability to support sales execution, customer engagement, marketing activities and post-sales support. Our channel strategy is aligned with prevailing enterprise buying models and is designed to complement our direct sales efforts rather than replace them.

For larger enterprise deployments, prospective customers and channel partners typically undertake proof-of-concept testing and technical evaluation to validate product functionality, interoperability, security and service-level requirements. As a result, sales cycles for new customers can be extended, averaging approximately six to twelve months following a design win, and in some cases longer, depending on customer approval processes, compliance requirements or customization requests. Increasing adoption of cloud-based and managed service delivery models, including through AudioCodes Live and Live Platform, has contributed to more agile and streamlined deployment processes in certain customer segments.

We market our products globally, including in North America, Europe, Asia, Latin America and Israel, through a combination of direct sales resources and partner-managed sales coverage. We have invested notable resources in setting up local field sales forces to give us a strong presence in relevant markets.

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

Our marketing activities are focused on supporting demand generation and sales execution, both directly and through our channel partners. These activities include digital marketing programs, participation in industry events and conferences, media engagement and targeted campaigns aligned with our core solution areas, primarily unified communications, AI services and contact center solutions. In addition, our field marketing teams support partner-focused initiatives, including joint marketing activities, partner recruitment and enablement.

Customers

Our customers consist of enterprises (with direct and indirect relationships), service providers (with direct and indirect relationships), and a small percentage of OEM customers.

Our enterprise customers include a range of Fortune 1000 organizations, Public Sector organizations (central and local government, healthcare and education) and smaller enterprises that use our solutions to support their unified communications and contact center environments and boost customer and employee experience with our voice AI services. Our solutions are sold to enterprise customers through a wide network of resellers, integrators and distributors, and the bulk of our business is carried out in a two-tier model in over 100 countries. AudioCodes solutions and subscription services enable enterprises to smoothly migrate their communications infrastructure to cloud-based UC solutions, such as Microsoft Teams, Cisco Webex and Zoom, as well as cloud-based contact center as a service offerings (e.g., Genesys Cloud). Our sales in this segment are based on two major business offerings: (i) the traditional model, including equipment, maintenance contracts and, optionally, day-1 professional services; and (ii) a full “as-a-service” solution or managed service that includes the equipment, maintenance, day-1 and day-2 professional services. The latter offering is generally growing year-on-year as a proportion of our revenues and is designed to generate recurring revenues and profits over time.

Our service provider customers include a range of tier 1, 2 and 3 service providers that deploy our solution as part of their voice, UC, SIP trunk or other offerings for their business customers. Our solutions are deployed either at the customer’s premises or at the service provider core as a white-labelled cloud-based subscription service leveraging the AudioCodes Live Platform. Typically, these services allow the service provider to provide their customers with voice connectivity and integration with UC platforms, such as Microsoft Teams, Zoom Phone, Cisco Webex, contact center as a service, conversational AI, call recording and analytics. AudioCodes’ broad range of products, advanced functionality and wide-ranging interoperability allow service providers to deploy our solutions in practically any third-party solution environment and for a wide range of customers. Our solutions have been sold to service provider customers in 100 countries.

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

We are obligated under certain agreements with our suppliers to purchase goods and to purchase excess inventory. Aggregate non-cancellable obligations under these agreements as of December 31, 2025 were approximately $15 million.

Industry Standards and Government Regulations

Our products must comply with industry standards relating to telecommunications equipment. Before completing sales in a country, our products must comply with local telecommunications standards, recommendations of quasi-regulatory authorities and recommendations of standards-setting committees. In addition, public carriers require that equipment connected to their networks comply with their own standards. Telecommunication-related policies and regulations are continuously reviewed by governmental and industry standards-setting organizations and are always subject to amendments or changes. Although we believe that our products currently meet applicable industry and government standards, we cannot be sure that our products will comply with future standards.

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

Competition

Competition in our industry is intense and we expect competition to increase in the future. Our competitors currently sell products that provide similar benefits to those that we sell. There has been a significant amount of merger and acquisition activity, frequently involving major telecommunications equipment manufacturers acquiring smaller companies, as well as strategic alliances entered into by competitors. We expect that these activities will result in an increasing concentration of market share among these companies, many of whom are our customers. See Item 3.D, “Key Information - Risk Factors - The markets we serve are highly competitive and several of our competitors have competitive advantages over us, which may make it difficult for us to maintain profitability.” The following sets forth a list of competing vendors and providers in each of our main product and service categories:

Networking Solutions

In the area of enterprise session border controllers, we compete with Oracle, Ribbon Communications, and Cisco.

In the area of analog, low and mid-density digital gateways, we face competition from companies such as Ribbon Communications,Cisco, Grandstream and Sangoma .

Our competitors in the area of multi-service business routers are companies such as Cisco, Juniper, Adtran and One-Access (acquired by Ekinops).

Our competitors in the area of call recording, compliance recording and convenience include companies such as Verint, NICE, ACS, Red Box (acquired by Uniphore), Teleware and Dubber.

Our competitors in the area of VoiceAI Connect (connectivity solutions for Voice Conversational AI) include CPaaS companies, such as Twilio, open-source projects, such as Jambonz, and integrated voice gateways from Conversational AI and Contact Center vendors, such as Cognigy (acquired by NICE), Genesys and Verint.

Live Hub’s competitors include CPaaS companies such as Twilio, Vonage and Telnyx, voice AI Agent platforms such as Vapi.ai, Retell.ai and Bland ai, as well as open-source projects such as Pipecat.ai and Livekit.io.

Applications

Our competitors in the area of Contact Center as a Service (CCaaS) include, but are not limited to, Anywhere365, Luware, Landis, ComputerTalk, Tendfor and other contact center vendors, primarily focused on the Microsoft Teams product.

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

Our competitors in the area of Interaction Insights, which focus mainly on compliance and quality recording in Microsoft Teams environments, include, among others, ASC, Red Box (acquired by Uniphore), Dubber, CallCabinet, Numonix, NICE and Verint.

Our competitors in the area of Meeting Insights, which is focused on productivity enhancement, organization repository and sharing for meetings in Microsoft Teams, Zoom and Google Meet, include, but are not limited to, Microsoft Copilot for Teams, Zoom AI Companion and third party solutions such as Avoma, Otter, Fireflies.AI and timeOS.

Devices

Our principal competitors in the area of IP phones and meeting room devices are “best-of-breed” IP phone vendors and end-to-end IP telephony vendors. “Best of breed” IP phone vendors sell standards-based SIP phones that can be integrated into any standards-based IP-PBX or hosted IP telephony system. These competitors include HP Poly, Yealink, Logitech, Crestron, Neat and others.

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

Our competitors in content delivery or connectivity platforms, as well as Operator Connect Accelerator, Zoom Exchange providers and WebEx Cloud Connect Enablement, include: (i) SIPPIO; (ii) DSTNY Group; (iii) Nuwave; and (iv) CallTower. Some of our competitors are also customers of our products and technologies.

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

Intellectual Property and Proprietary Rights

Our success is dependent in part upon proprietary technology. We rely primarily on a combination of patent, copyright and trade secret laws, as well as confidentiality procedures and contractual provisions, to protect our proprietary rights. We also rely on trademark protection concerning various names and marks that serve to identify us and our products. While our ability to compete may be affected by our ability to protect our intellectual property, we believe that because of the rapid pace of technological change in our industry, maintaining our technological leadership and our comprehensive familiarity with all aspects of the technology contained in our signal processors and communication boards is also significant to our success.

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

AudioCodes Ltd. is the parent company of a group that consists of AudioCodes Ltd. and 19 subsidiaries worldwide. AudioCodes Inc., our wholly-owned U.S. subsidiary incorporated in Delaware, is a significant subsidiary based in Piscataway, New Jersey.

D.	PROPERTY, PLANTS AND EQUIPMENT

In November 2022, we entered into a new lease agreement in Park Naimi, which is located in Or Yehuda near Messubim Junction in Israel, or the New Lease Agreement. The New Lease Agreement replaced the previous lease agreement of our main offices in Israel. Pursuant to the New Lease Agreement, we lease from the landlord an approximately 10,500 square meters facility, or the Premises. The lease of the Premises commenced in July 2023. The initial lease term under the New Lease Agreement is for seven years. Additionally, we hold options under the New Lease Agreement to extend the lease term for additional periods of five years.

In June 2023, we entered into a new lease agreement in Or Yehuda, or the Or Yehuda Warehouse Lease, which commenced in 2023. The Or Yehuda Warehouse Lease replaces the previous lease agreement of our warehouse in Israel. Pursuant to the Or Yehuda Warehouse Lease, we leased from the landlord an approximately 1,128 square meter facility. The initial lease term under the Or Yehuda Warehouse Lease is for six years, commencing upon the transfer of possession of the Premises (as defined in the Or Yehuda Warehouse Lease). We additionally hold options under the Or Yehuda Warehouse Lease to extend the lease term for two additional periods of up to 10 years.

We also lease offices in Beer Sheva, Israel, or the Beer Sheva Lease. The annual lease payments in 2025 (including management fees) for the Beer Sheva Lease was approximately $0.4 million.

Our U.S. subsidiary, AudioCodes Inc., leased an approximately 14,706 square foot facility in Piscataway, New Jersey, or the New Jersey Lease, on May 13, 2022. AudioCodes Inc. also leases offices in Morrisville, North Carolina, or the North Carolina Lease. The annual lease payments in 2025 (including management fees) for all our offices in the United States were approximately $0.5 million.

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

ITEM 4.A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP. These accounting principles require management to make certain estimates, judgments and assumptions, based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the years presented.

Our management has reviewed our critical accounting policies and related disclosures with our Audit Committee. See Note 2 to our consolidated financial statements included elsewhere in this Annual Report, which contains additional information regarding our accounting policies and other disclosures required by U.S. GAAP.

On an ongoing basis, management evaluates its estimates and judgments. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Management believes the significant accounting policies that affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

●	Revenue recognition;

●	Inventories;

The extent of the impact of current macroeconomic conditions, including, but not limited to, rising inflation, an overall global economic slowdown and the ongoing conflicts in Ukraine, the Middle East and Iran, on our business, financial condition and results of operations will depend on future developments, which are highly uncertain at this time. Accordingly, we face a greater degree of uncertainty than normal in making the judgments and estimates needed to apply certain of our significant accounting policies.

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

Revenues are recognized in accordance with Accounting Standards Codification, or ASC, 606, “Revenue from Contracts with Customers.” As such, we identify a contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation in the contract and recognize revenues when (or as) we satisfy its performance obligations.

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

Revenues from maintenance and support services are generally recognized ratably over the term of the contract, as the services have a consistent pattern of transfer to the customer during the contract period. Revenues from professional services are recognized over time based on the method that best depicts the transfer of services to the customer, generally using an input method, based on labor hours consumed or ratably, when professional services have a consistent pattern of transfer to the customer. If the standalone selling price is not observable, we estimate the standalone selling price taking into account reasonably available information. The estimated selling price is established considering multiple factors such as historical selling prices, internal pricing practices, gross margin objectives and discount policy. We typically bill customers based on actual delivery. The payment terms vary, mainly with terms of 60 days or fewer. Revenue is recognized net of any taxes collected from customers which are subsequently remitted to the tax authorities. We elected to account for shipping and handling activities as fulfillment activities. Shipping and handling activities are classified as part of the cost of revenues.

We grant certain customers a right of return or the ability over a limited period to exchange for other products a specific percentage of the total price paid for products they have purchased. We maintain a provision for product returns and exchanges and other incentives, based on our experience with historical sales returns, analysis of credit memo data and other known factors, all in accordance with ASC 606. This provision is deducted from revenues and amounted to approximately $2.2 million and $1.7 million as of December 31, 2025 and 2024, respectively. This provision was recorded as part of other payables and accrued expenses.

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

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the “weighted average cost” method for raw materials and finished products with the addition of direct manufacturing cost. We periodically evaluate the quantities on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, discontinued product lines and market prices lower than cost. During the years ended December 31, 2025, 2024 and 2023, we wrote off inventory in the aggregate amount of approximately $3.3 million, $4.8 million and $1.1 million, respectively.

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

We have invested significant development resources in complying with Microsoft’s requirements for the purpose of becoming a Microsoft recognized partner for their unified communication solutions for the enterprise market, which are known as Microsoft Skype for business and Microsoft Teams. We have adapted some of our gateway products, IP phones, session border controllers, survivable branch applications, value-added applications and professional services to operate in the Microsoft Skype for business and Microsoft Teams environment. Our products to the Skype for Business and Microsoft Teams Unified Communications market are sold primarily to our channel partners.

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

Historically, a substantial portion of our revenue has been derived from large purchases by a limited number of OEMs, NEPs, systems integrators and distributors. Westcon Group, our largest customer, accounted for approximately 13.8%, 13.3% and 16.3% of our revenues in the years ended December 31, 2025, 2024 and 2023, respectively. In addition, ScanSource Communications Group accounted for approximately 9.3%, 11.7% and 10.3%, of our revenues in the years ended December 31, 2025, 2024 and 2023, respectively. Our top five customers accounted for approximately 36.1%, 38.2%, 39.2% of our revenues in the years ended December 31, 2025, 2024 and 2023, respectively. If we lose a large customer and fail to add new customers to replace the associated lost revenue, or the revenue derived from any such customers materially decreases, our operating results may be materially adversely affected.

Revenues, based on the location of our customers for the last three fiscal years, are as follows:

	Year Ended December 31,
	2025	2024	2023
Americas, principally the United States	52.1%	51.7%	51.7%
Eastern Asia	13.9	13.5	14.5
Europe	31.8	31.6	32.3
Israel	2.2	3.2	1.5
Total	100.0%	100.0%	100.0%

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

Ongoing Conflict in Ukraine

In February 2022, Russia launched a large-scale invasion of Ukraine, and Russia and Ukraine continue to engage in active and armed conflict. The extensive sanctions against Russia, established by the United States, the European Union, the United Kingdom, and other allied nations in response to the conflict in Ukraine, continue to create significant compliance obligations and geopolitical uncertainty. Any failure to comply with these complex and changing regulations could result in fines, civil, and criminal sanctions or investigations against us or our employees, prohibitions on the conduct of our business, and damage to our reputation, which could have an adverse effect on our business, financial condition, and results of operations. While it is not possible to predict or determine the ultimate consequences and impact of the conflict in Ukraine, such conflict could result in, among other things, significant regional instability and geopolitical shifts, and material and adverse effects on global macroeconomic conditions, financial markets, exchange rates, and supply chains. To the extent negotiations between Russia and Ukraine are ultimately unsuccessful, the conflict in Ukraine could have a lasting impact in the near- and long-term on the financial condition, business, and operations of our business (and the businesses of the counterparties with whom we engage), and the global economy at large. See Item 3.D, “Key Information - Risk Factors - The ongoing conflict in Ukraine, including the actual (or perceived threat of an) expansion or exacerbation of such conflict, and the actions undertaken by western nations (and their allies) in response to Russia’s actions, has resulted, and could continue to result in, significant impacts on the global markets for the foreseeable future.”

Ongoing Wars and Regional Hostilities

Since October 2023, Israel has been engaged in a series of wars with Hamas, Hezbollah and Houthi terrorists and with Iran. Iran and the terrorist organizations it sponsors have utilized, and are continuing to use, terror, rocket and drone attacks, which target locations throughout Israel and cause substantial disruption and damage. Such attacks could have a material and adverse impact on our business, operations and financial condition. Additionally, both Iran and the Houthis have launched attacks on marine vessels traversing international waterways, affecting international shipping.

In 2025, sales to customers in Israel accounted for less than 3% of our total revenues. To date, none of our main facilities or infrastructure in Israel have been damaged nor has our supply chains been significantly impacted since October 2023. However, we cannot predict the ultimate effect that the ongoing war and hostilities will have on us, including our supply chain and our ability to ship products from Israel, and any increase in these hostilities or any future armed conflict, political instability or violence in the region. Additionally, some of our officers and employees in Israel have been called up to military reserve duty, and some of our employees live within conflict areas and may be forced to stay at home instead of reporting to work. If many of our employees are called for active duty, or forced to stay at home, our operations in Israel and our business may be materially and adversely affected.

We cannot predict the full impact of the various wars in which Israeli is engaged on us in the future, particularly if emergency circumstances or geopolitical tensions continue, any aspect of which could have a material adverse effect on our business, financial position, operating results and cash flows. To the extent that the ongoing wars materially and adversely affect our business and financial results, such may also have the effect of heightening many of the other risks described in Item 3.D, “Key Information - Risk Factors.”

Results of Operations

The following table sets forth the results of operations in dollars and as a percentage of total revenues for the periods indicated:

	Year ended December 31,
	2025		2024
		% of		% of
	Amount	Revenues	Amount	Revenues
Revenues:
Products	$114,911	46.8%	$111,966	46.2%
Services	130,693	53.2	130,210	53.8
Total revenues	245,604	100.0	242,176	100.0

Cost of revenues:
Products	44,197	18.0	44,448	18.4
Services	41,775	17.0	39,567	16.3
Total cost of revenues	85,972	35.0	84,015	34.7
Gross profit	159,632	65.0	158,161	65.3
Operating expenses:
Research and development, net	52,591	21.4	52,125	21.5
Selling and marketing	77,242	31.4	71,167	29.4
General and administrative	15,760	6.4	17,678	7.3
Total operating expenses	145,593	59.3	140,970	58.2
Operating income	14,039	5.7	17,191	7.1

Financial expenses, net	(461)	(0.19)	(2,095)	(0.9)
Income before taxes on income	13,578	5.5	15,096	6.2

Tax benefits (Taxes on income)	(4,623)	1.9	215	0.1
Net income	$8,955	3.6%	$15,311	6.3%

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenues. Revenues increase by 1.4% to $245.6 million in the year ended December 31, 2025, from $242.2 million in the year ended December 31, 2024.

Our revenues from sales of products in the year ended December 31, 2025 increased by 2.6% to $114.9 million, or 46.8% of total revenues, from $112.0 million, or 46.2% of total revenues, in the year ended December 31, 2024. The increase in revenue from product sales was primarily attributable to a stable demand for our core connectivity products, including gateways, SBCs, and IP phones. In addition, certain managed services engagements generated incremental demand for our products.

Our revenues from sales of services in the year ended December 31, 2025 increased by 0.4% to $130.7 million, or 53.2% of total revenues, from $130.2 million, or 53.8% of total revenues, in the year ended December 31, 2024. The increase in revenues from sales of services was primarily driven by the growth of our professional and managed services offerings. Product support services revenues decreased by approximately 5%, primarily due to reduced reliance on legacy telephony equipment as customers shift to alternative technologies, as well as a transition by customers to cloud-based subscription models that provide end-to-end services rather than ongoing maintenance of on-premises equipment. The growth in sales of professional services was attributable to offering more managed services with larger contract value as part of our AudioCodes Live offering and a broader portfolio of professional services offered by us and an increase in demand for such services in the Enterprise UC market, mainly Microsoft Teams.

Cost of Revenues and Gross Profit. Cost of revenues includes the cost of hardware and associated tariff costs, quality assurance, rent, overhead related to professional and support customer services, overhead related to manufacturing activity, technology licensing and royalty fees payable to third parties. Gross profit increased to $159.6 million in the year ended December 31, 2025, from $158.2 million in the year ended December 31, 2024. Gross profit as a percentage of total revenues was 65.0% in the year ended December 31, 2025, compared to 65.3% in the year ended December 31, 2024. Expenses included in cost of revenues related to share-based compensation were $0.4 million in each of the years ended December 31, 2025 and 2024.

Cost of revenues related to sales of products decreased by 0.6% to $44.2 million in the year ended December 31, 2025, from $44.4 million in the year ended December 31, 2024. Gross margin percentage from products was 61.5% in the year ended December 31, 2025, compared to 60.3% in the year ended December 31, 2024. The higher product gross margin in 2025 was driven by more favorable product mix, partially offset by higher tariff expenses incurred.

Cost of revenues related to sales of services in the year ended December 31, 2025 increased by 5.6% to $41.8 million, from $39.6 million in the year ended December 31, 2024. This increase is primarily attributable to higher support personnel expenses associated with providing services and implementation of our products with service providers as well as enterprise customers. In the year ended December 31, 2025, the gross margin percentage from sales of services decreased to 68.0%, from 69.6% in the year ended December 31, 2024.

Research and Development Expenses, Net. Research and development expenses, net, consist primarily of salaries and related costs of employees engaged in ongoing research and development activities, development-related raw materials, cost of subcontractors and rent, less grants from the IIA. Research and development expenses increased by 0.9% in the year ended December 31, 2025 to $52.6 million, from $52.1 million in the year ended December 31, 2024. As a percentage of total revenues, research and development expenses, net decreased to 21.4% in the year ended December 31, 2025, from 21.5% in the year ended December 31, 2024. The increase on an absolute basis is primarily due to an increase in cloud expenses. In the year ended December 31, 2025, expenses included in research and development expenses related to share-based compensation were $1.5 million, compared to $2.1 million in the year ended December 31, 2024. IIA grants recognized were $0.0 million in the year ended December 31, 2025, compared to $0.1 million in the year ended December 31, 2024.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of salaries and related costs (including sales commissions) of sales and marketing personnel, as well as exhibition, rent, travel and related expenses. Selling and marketing expenses increased by 8.5% in the year ended December 31, 2025 to $77.2 million, from $71.2 million in the year ended December 31, 2024. As a percentage of total revenues, selling and marketing expenses increased to 31.4% in the year ended December 31, 2025, from 29.4% in the year ended December 31, 2024. The increase on an absolute basis is primarily due to an increase in payroll expenses. In the year ended December 31, 2025, expenses included in selling and marketing expenses related to share-based compensation were $2.3 million, compared to $3.0 million in the year ended December 31, 2024.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related costs of finance, human resources and general management personnel, rent, network and allowance for credit losses, as well as insurance and consultant services expenses. General and administrative expenses decreased by 10.8% to $15.8 million in the year ended December 31, 2025, from $17.7 million in the year ended December 31, 2024. As a percentage of total revenues, general and administrative expenses decreased to 6.4% in the year ended December 31, 2024, from 7.3% in the year ended December 31, 2024. The decrease on an absolute basis is primarily due to a one-time, non-recurring expense attributable to a settlement agreement entered into with the landlord of our prior headquarters in the year ended December 31, 2024 in connection with the termination of the related lease agreement. In addition, in the year ended December 31, 2025, expenses included in general and administrative expenses related to share-based compensation were $2.3 million compared to $2.8 million in the year ended December 31, 2024.

Financial Expenses, Net. Financial expenses, net consists primarily of bank charges, exchange rate differences, and amortization of marketable securities premiums and accretion of discounts, net, net of interest earned on cash and cash equivalents, marketable securities and bank deposits and gains from financial investments. Financial expense, net, in the year ended December 31, 2025 was $0.5 million, compared to $2.1 million in the year ended December 31, 2024. The decrease in financial expenses, net in the year ended December 31, 2025 was primarily due to exchange rate fluctuations.

(Taxes on Income) Tax Benefit. Taxes on income in the year ended December 31, 2025 were $4.6 million, compared to tax benefit of $0.2 million in the year ended December 31, 2024. The income tax expenses in 2025 were primarily driven by a decrease in deferred tax assets, as well as an increase in taxable income of certain subsidiaries. The tax benefit reflected the release of a valuation allowance in 2024, resulting in a significantly lower income tax expense in 2024 compared to 2025.

A discussion with respect to a comparison of the results of operations for the year ended December 31, 2024, compared to the year ended December 31, 2023 is contained under the heading “Results of Operations” in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2024, or the 2024 Form 20-F, filed with the SEC on March 26, 2025.

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

Rising inflation in the United States and other markets in which we operate (or derive revenue) may impact the economy and ultimately the demand for our products and services. See Item 3.D, “Key Information - Risk Factors - High rates of global inflation and the occurrence of a recession could have a material and adverse impact on our business, results of operations and financial condition” for further information regarding the risks associated with such inflation.

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

	Israeli inflation	NIS devaluation or (appreciation)	Israeli inflation adjusted for devaluation or
	rate	rate	(appreciation)
Year Ended December 31,	%	%	%
2025	2.6	(12.5)	(15.2)
2024	3.2	0.6	(2.7)
2023	3.0	3.1	0.1

B.	LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations for the last three years primarily from our cash and cash equivalents, bank deposits and cash generated by operating activities.

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

As of December 31, 2025, we had $72.9 million in cash and cash equivalents, short-term bank deposits, short-term marketable securities, a decrease of $18.0 million from $90.9 million as of December 31, 2024. As compared to December 31, 2024, the overall decrease in our cash and cash equivalents, short-term bank deposits, short-term and long-term marketable securities in the year ended December 31, 2025, was principally driven by repurchases of our ordinary shares in the aggregate amount of $30.6 million, cash dividends paid in the aggregate amount of $10.9 million, which was partially offset by cash generated by operating activities in the amount of $29.4 million.

Our material cash requirements from known contractual and other obligations include our lease commitments and purchase commitments. For additional information on the foregoing lease commitments and purchase commitments, see Note 9 and Note 10a to our consolidated financial statements included elsewhere in this Annual Report.

Share Repurchase Program and Cash Dividends

In July 2024, December 2024, July 2025 and October 2025, we received court approval to purchase up to $20.0 million, $20.0 million, $20.0 million and $25.0 million of our ordinary shares, respectively. The most recent court approvals allowed us to use the approved amounts for share repurchases or cash dividends. The Israeli court generally limits its approval to six months from the date of application. As a result, although the program does not have a set end date, it requires renewal every six months by submitting a new court application, based on the then prevailing facts. Share purchases have and will take place in open market transactions or in privately negotiated transactions and may be made, from time to time, depending on market conditions, share price, trading volume or other factors. The repurchase program does not require us to purchase a specific number of shares and may be suspended from time to time or discontinued.

During the year ended December 31, 2025, we acquired an aggregate of 3,150,361 of our ordinary shares for approximately $30.6 million, and declared and paid cash dividends in the aggregate amount of $10.9 million. During the year ended December 31, 2024, we acquired an aggregate of 1,385,632 of our ordinary shares for approximately $14.3 million, and declared and paid a cash dividend in the aggregate amount of $10.9 million. In February 2026, we declared a cash dividend in the aggregate amount of approximately $5.3 million which was paid on March 6, 2026. As of March 10, 2026, we had approximately $5.5 million available for share repurchases or dividends under the most recent court approval granted in October 2025. The current approval is valid through April 27, 2026.

Cash Flows from Operating Activities

Our operating activities are driven by sales of our products and services, less costs and expenses, primarily payroll and related expenses, and adjusted for certain non-cash items, mainly depreciation and amortization, share-based compensation, amortization of deferred commissions, non-cash operating lease costs, amortization of premium and accretion of discount on marketable securities, and changes in operating assets and liabilities.

Our operating activities provided cash in the amount of $29.4 million in the year ended December 31, 2025, as compared to the amount of $35.3 million in the year ended December 31, 2024.

The changes to cash provided by our operating activities in the year ended December 31, 2025, as compared to the year ended December 31, 2024, were principally the result of (i) the period-over-period change in the amount of inventory, which decreased by $9.3 million in the year ended December 31, 2025, as compared to a decrease of $12.3 million in the year ended December 31, 2024, mainly attributable to inventory allowance related to obsolete inventory; however, the level of write-downs recorded in the year ended December 31, 2025 was lower than those recognized in the year ended December 31, 2024; (ii) the year-over-year change in trade receivables, which increased by $8.7 million in the year ended December 31, 2025, as compared to $3.8 million in the year ended December 31, 2024, which was the result of entering into several contracts with customers close to the date of the reporting year; (iii) net income in the amount of $9.0 million in the year ended December 31, 2025, as compared to $15.3 million in the year ended December 31, 2024, due in large part to the factors listed in “Operating Activities” above; and (iv) the year-over-year change in other receivables and prepaid expenses, which increased overall by $6.1 million in the year ended December 31, 2025, as compared to $3.6 million in the year ended December 31, 2024, due to the changes in the fair value of derivative instruments, which was offset by (x) the year-over-year change in other payables and accrued expenses which increased overall by $9.5 million in the year ended December 31, 2025, as compared to $3.2 million in the year ended December 31, 2024, due to a reduction in outstanding liabilities in the year ended December 31, 2024 and (y) the year-over-year change in deferred tax assets, net which decreased overall by of $1.7 million in the year ended December 31, 2025, as compared to an increase of $4.5 million in the year ended December 31, 2024, mainly due to the utilization of net operating loss carryforwards and changes in temporary differences. There were no changes to our overall strategy with respect to our customer collections, vendor payments, and inventory management for the years discussed. Our collections are dependent on the magnitude of our revenues and the payment terms we grant to our customers from time to time. Our purchase of inventory is dependent on our expected revenue volume and overall product mix. In accordance with our overall strategy, where our service revenue increases, our inventory purchases will generally decrease. In addition, our inventory purchases are generally dependent upon global supply and demand trends with respect to the components we need for our products.

Our operating activities provided cash in the amount of $35.3 million in the year ended December 31, 2024, as compared to the amount of $14.9 million in the year ended December 31, 2023

The changes to cash provided by our operating activities in the year ended December 31, 2024, as compared to the year ended December 31, 2023, were principally the result of (i) the year-over-year change in the amount of inventory, which decreased by $12.3 million in the year ended December 31, 2024, as compared to an increase of $7.8 million in the year ended December 31, 2023, which was the result of less inventory purchases undertaken by us due to an easing in supply chain conditions during the year ended December 31, 2024; (ii) the year-over-year change in other payables and accrued expenses which increased overall by $3.2 million in the year ended December 31, 2024, as compared to a decrease of $6.2 million in the year ended December 31, 2023, due to a reduction in outstanding liabilities in the year ended December 31, 2024; and (iii) net income in the amount of $15.3 million in the year ended December 31, 2024, as compared to $8.8 million in the year ended December 31, 2023, due in large part to the factors listed in “Operating Activities” above, which was offset by (x) the year-over-year change in trade receivables, which increased by $3.8 million in the year ended December 31, 2024, as compared to a decrease of $1.6 million in the year ended December 31, 2023, which was the result of entering into several contracts with customers close to the date of the reporting year, (y) the year-over-year change in deferred tax assets, net which increased overall by $4.5 million in the year ended December 31, 2024, as compared to a decrease of $1.4 million in the year ended December 31, 2023, due to the creation of deferred tax assets, and (z) the year-over-year change in other receivables and prepaid expenses which increased overall by of $3.6 million in the year ended December 31, 2024, as compared to a decrease of $0.6 million in the year ended December 31, 2023, due to the changes in the fair value of derivative instruments. There were no changes to our overall strategy with respect to our customer collections, vendor payments and inventory management for the years discussed.

Cash Flows from Investing Activities

Our investing activities consist primarily of the purchase of property and equipment, including leasehold improvements, purchase and sale of deposits and changes in our marketable securities. In the future, we expect to continue to incur capital expenditures to support our expanding operations.

In the year ended December 31, 2025, our investing activities used cash in the amount of $1.5 million, as compared to the cash provided by investing activities in the amount of $17.8 million in the year ended December 31, 2024. The amounts used by investing activities in the year ended December 31, 2025 were primarily as a result of purchase of property and equipment in the amount of $6.5 million, which was partially offset by a proceeds of $5.5 million derived from the redemption of marketable securities and of financial investments.

More specifically, the change to cash used by our investing activities in the year ended December 31, 2025, as compared to the year ended December 31, 2024, was principally the result of decrease in sale of marketable securities in the year ended December 31, 2025 compared to the prior year, partially offset by decrease in purchase of property and equipment compared to the year ended December 31, 2024.

In the year ended December 31, 2024, our investing activities provided cash in the amount of $17.8 million, as compared to the cash provided by investing activities in the amount of $20.0 million in the year ended December 31, 2023. The amounts provided by investing activities in the year ended December 31, 2024, were primarily as a result of proceeds of $42.6 million derived from the sale and redemption of marketable securities, which was partially offset by a $24.3 million purchase of property and equipment.

More specifically, the change to cash provided by our investing activities in the year ended December 31, 2024, as compared to the year ended December 31, 2023, were principally the result of proceeds from sale of marketable securities, partially offset by an increase of purchase of property and equipment related to the transition to our new headquarters and production facility and decrease of financial investments.

Financing Activities

In the year ended December 31, 2025, we used $41.3 million of cash in financing activities, as compared to $24.9 million in the year ended December 31, 2024, primarily as a result of $30.6 million used to repurchase our ordinary shares and $10.9 million used to pay cash dividends to our shareholders, partially offset by $0.3 million of proceeds from the issuance of our ordinary shares upon exercise of stock options (which stock options were exercised in the ordinary course by our option holders).

More specifically, the changes to cash used in our financing activities in the year ended December 31, 2025, as compared to the year ended December 31, 2024, was principally the result of notably higher repurchases of our ordinary shares in terms of overall cash spent.

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

Financing Needs

We anticipate that our operating expenses will be a material use of our cash resources for the foreseeable future. We believe that our current working capital is sufficient to meet our operating cash requirements for at least the next twelve months and beyond. Part of our strategy is to pursue acquisition opportunities. If we do not have sufficient cash available to finance our operations and the completion of additional acquisitions, we may be required to obtain additional debt or equity financing. We cannot be certain that we will be able to obtain, if required, additional financing on acceptable terms or at all.

See Item 3.D, “Key Information - Risk Factors” with respect to risks, conditions and circumstances that could adversely impact our liquidity and capital resources. Information with respect to Liquidity and Capital Resources as of December 31, 2024 and for the year then ended is contained under the heading “Liquidity and Capital Resources” in Item 5 of our 2024 Form 20-F.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and Development

To accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing products and to develop new ones. We invest in cloud and virtualization technologies, making sure our product and technology suites are optimized for cloud and hosted services environments. We are also further developing our SaaS offers with solutions like SmartTAP, Meeting Insights, VoiceAI Connect, Live platform and Voca. We are developing productivity solutions, and specialized appliances and applications for Microsoft Teams such as Direct Routing Survivable Branch Appliances (SBA). We are constantly enhancing our session border controllers and digital media gateways for carrier and enterprise deployments, multi-service business routers, IP phones and meeting room devices, and management applications with increased capacity, new functionalities and compliance with the latest relevant standards and protocols.

In addition, we continue to maintain our analog and digital media gateways for carrier and enterprise applications, multi-service business routers and develop further our session border controllers, IP phones, management routing and productivity applications, as well as specialized appliances for Microsoft Skype/Teams for Business such as SBA, CCE and CloudBond 365. Our platforms are expected to feature increased session capacity, new functionalities, enhanced signaling software and compliance with new protocols, as well as new management and productivity applications. As of December 31, 2025, 331 of our employees were engaged primarily in research and development on a full-time basis.

Our net research and development expenses were approximately $52.6 million in the year ended December 31, 2025, compared to $52.1 million in the year ended December 31, 2024, and $57.2 million in the year ended December 31, 2023. From time to time, we have received grants from the IIA. As a recipient of grants from the IIA, we are obligated to perform all manufacturing activities for projects subject to the grants in Israel, unless we receive an exemption (except for up to 10% of our manufacturing activities, which requires only a notice to be made to the IIA). Know-how arising out of research and development which is used to produce products may not be transferred to third parties without the approval of the IIA and may require significant payments if such transfer is to any entity or person outside of Israel. The IIA approval is not required for the export of any products resulting from such research or development.

Through December 31, 2025, we had obtained grants from the IIA aggregating approximately $7.3 million for certain of our research and development projects related to our Israeli subsidiaries. We are obligated to pay royalties to the IIA, amounting to 3% to 5% of the revenues from the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, if no additional payments are required, linked to the dollar and bearing interest at the rate of the higher of SOFR + 1% and 4%. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required. If we transfer our manufacturing outside of Israel, the rate of royalties will increase.

As of December 31, 2025, our Israeli subsidiaries have a contingent obligation to pay royalties in the amount of approximately $23.8 million.

D.	TREND INFORMATION

There is a growing global trend of use of AI and machine learning, and we have started implementing these capabilities in our VoiceAI products. The VoiceAI product suite is focusing on content gathering and providing insights and predictions based on the content by using AI and machine learning.

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

Another ongoing trend is the global migration to All-IP, which continues to impact our business and has resulted in a decline in our revenues from our media gateway products as it has done for several years, with the shift from traditional communications systems to IP communications and unified communications. The COVID-19 pandemic expedited this trend, as many organizations accelerated their plans for migration and moved their employees to a Work from Home environment or Hybrid Workplace environment.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information with respect to our directors, senior executive officers and key employees at March 30, 2026:

Name	Age	Position
Doron Nevo (1)(2)(3)	70	Chairman of the Board of Directors
Shabtai Adlersberg	73	President, Chief Executive Officer and Director
Niran Baruch	55	Vice President Finance and Chief Financial Officer
Lior Aldema	60	Chief Business Officer
Ofer Nimtsovich	57	Chief Operating Officer
Yair Hevdeli	60	Vice President, Research and Development
Eyal Frishberg	67	Vice President, Operations
Yehuda Herscovici	58	Vice President, Products
Tal Dor	56	Vice President, Human Resources
Shaul Weissman	59	Vice President, Business Development
Hilit Fishman	51	Vice President, Marketing
Joseph Tenne(1)(2)(3)	70	Director
Itay Makov	58	Director
Stanley B. Stern	68	Director
Zehava Simon (2)(3)	67	Director
Shira Fayans Birenbaum (1)	61	Director

(1)	Member of Audit Committee
(2)	Member of Nominating Committee
(3)	Member of Compensation Committee

Doron Nevo has served as one of our directors since 2000 and as Chairman of the Board since April 2025. Mr. Nevo was co-Founder and CEO of MultiVu, a 3D imaging company, from 2019 to 2023. From 2001 to 2018, Mr. Nevo was co-Founder, President and CEO of KiloLambda Technologies. From 1999 to 2001, Mr. Nevo was involved in fundraising activities for Israeli-based startup companies. From 1996 to 1999, Mr. Nevo served as President and CEO of NKO, Inc. Mr. Nevo established NKO in early 1995 as a startup subsidiary of Clalcom Ltd. NKO designed and developed a full-scale, carrier-grade, IP telephony system platform and established its own IP network. From 1992 to 1996, Mr. Nevo was President and CEO of Clalcom Ltd. Mr. Nevo established Clalcom in 1992 as a telecom service provider in Israel. He also serves as a director of Hadasit Bio-Holdings (TASE: HBL) and of several private companies. Mr. Nevo holds a B.Sc. in Electrical Engineering from the Technion - Israel Institute of Technology and an M.Sc. in Telecommunications Management from Brooklyn Polytechnic.

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

Niran Baruch has served as our Vice President Finance and Chief Financial Officer since July 2016 after serving as our Vice President Finance and Chief Accounting Officer since May 2015. He joined AudioCodes in 2005 as Director of Finance and became Vice President Finance in 2011, responsible for the management of the finance department. Mr. Baruch has 25 years of experience with Nasdaq-traded public companies, and is a Certified Public Accountant (CPA) with a B.A. in Business Management and Accounting.

Lior Aldema has served as our Chief Business Officer since January 2018. He previously served as one of our directors from July 2018 through September 2022 and as our Chief Operating Officer and Head of Global Sales from April 2012 to December 2017. Before that, he served as our Vice President, Product Management from 2002 until 2009, as well as our Vice President Marketing from February 2003 until 2009. He has been employed by us since 1998, when he was a team leader and later headed our System Software Group in our research and development department. Prior to 1998, Mr. Aldema served as an officer in the Technical Unit of the Intelligence Corps of the Israeli Defense Forces (Major), heading both operational units and large development groups related to various technologies. Mr. Aldema holds an M.B.A. from Tel Aviv University and a B.Sc. from the Technion.

Ofer Nimtsovich has served as our Chief Operating Officer since January 2018 and as Vice President, Global Services from March 2013 to December 2018. From 2000 until February 2013, Mr. Nimtsovich served in various executive positions at Retalix, including Chief Information Officer, Executive Vice President of Global Services and, most recently, as the head of the Software as a Service division of Retalix. From 1994 until 2000, Mr. Nimtsovich worked for Scitex Corporation Ltd., where he held various technical and management positions, including as the Global Microsoft Infrastructure manager for Scitex. Mr. Nimtsovich graduated from the Business Administration College in Israel in 1997 with a B.A. in Business Administration and Marketing, and also holds an M.B.A. degree from the University of Texas.

Yair Hevdeli joined AudioCodes in July 2013 as Vice President, Research and Development. From 2003 until 2013, Mr. Hevdeli served in various executive positions at Veraz/Dialogic, including Global Vice President, Research and Development and, most recently, as Senior Vice President, Research and Development and General Manager, Bandwidth Optimization BU. From 1998 until 2003, Mr. Hevdeli worked for ECI Ltd., where he held various technical and management positions. Mr. Hevdeli has over 20 years of experience leading large multidisciplinary global research and development teams in the telecom industry. Mr. Hevdeli graduated in 1995 with an M.B.A. in Business Management from Bar-Ilan University, Israel and in 1992 received his B.A. in Computer Science and Economics from Bar-Ilan University.

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

Yehuda Herscovici has served as our Vice President, Products, overseeing Product Management and Product Marketing since 2010. From 2003 to 2010, Mr. Herscovici served as our Vice President, Systems Group. From 2001 to 2003, Mr. Herscovici served as our Vice President, Advanced Products. From 2000 to 2001, Mr. Herscovici served as our Director of Advanced Technologies. From 1994 to 1998 and during 1999, Mr. Herscovici held a variety of research and development positions at Advanced Recognition Technologies, Ltd., a voice and handwriting recognition company, heading its research and development from 1999 to 2000 as Vice President, Research and Development. From 1998 to 1999, Mr. Herscovici was engaged in developing various wireless communication algorithms at Comsys, a telecommunications company. Mr. Herscovici holds an M.Sc. and a B.Sc. from the Technion, both in the area of Telecommunications.

Tal Dor has served as our Vice President of Human Resources since March 2000. Prior to March 2000, Ms. Dor acted for several years as a consultant in Israel to, among others, telephone and cable businesses, as well as health and social service organizations. Ms. Dor holds a B.A. in Psychology from Ben-Gurion University of the Negev and an M.A. in Psychology from Tel Aviv University.

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

Hilit Fishman has served as our Vice President, Marketing since January 2025. Prior to joining AudioCodes, Ms. Fishman held senior marketing leadership roles at leading global technology companies, including Amdocs, Microsoft Israel, and Check Point Software Technologies, where she built and led high-impact marketing organizations across enterprise, cloud, and telecommunications markets. Ms. Fishman holds an M.B.A. in Marketing and a B.A. in Business Administration from Ono Academic College.

Joseph Tenne has served as one of our directors since June 2003. Mr. Tenne serves as a director of MIND CTI Ltd. (NASDAQ: MNDO), OPC Energy Ltd. (TASE: OPCE), Electreon Wireless Ltd. (TASE: ELWS),Luzon Credit and Finance Ltd. (formerly known as Tarya Israel Ltd.) (TASE: LUZC) and Gauzy Ltd. (NASDAQ: GAUZ). Mr. Tenne served as a financial executive at Itamar Medical Ltd. (NASDAQ and TASE: ITMR, (until December 2021)) from May 2017 until August 2023. From August 2014 until April 2017, Mr. Tenne served as the Vice President Finance and Chief Financial Officer of Itamar Medical Ltd. From March 2005 to April 2013, Mr. Tenne served as the Chief Financial Officer of Ormat Technologies, Inc. (NYSE and TASE: ORA). From 2003 to 2005, Mr. Tenne was the Chief Financial Officer of Treofan Germany GmbH & Co. KG, a German company. From 1997 until 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel (PwC Israel) and a member of PricewaterhouseCoopers International Limited. Mr. Tenne holds a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

Itay Makov has served as one of our directors since September 2025. Until September 2025, Mr. Makov served as Head of Investment Banking at Citigroup Israel, a position he has held since 2006. He joined Citigroup in 1995 and had held various senior roles over his 30-year career with the bank. Mr. Makov has advised Israeli and international companies and investors on mergers and acquisitions, equity transactions, and debt issuances across a wide range of industries. From 2009 to 2021, Mr. Makov also led Citigroup’s Corporate Banking business in Israel, managing key client relationships. He began his career at Citigroup as an Equity Research Analyst in London before transitioning to Investment Banking. Mr. Makov is the vice chairman of Electreon Wireless (TASE: ELWS) and serves on the boards of Michpal Technologies (TASE: MCPL) as well as OPC Energy (TASE: OPCE). Mr. Makov holds an M.B.A. from Columbia Business School and a B.A. in Accounting and Economics from Tel Aviv University. Mr. Makov is also a Certified Public Accountant in Israel.

Stanley Stern has served as one of our directors since 2012 and served as our Chairman of the Board from December 2012 to April 2025. Mr. Stern is the Managing Partner of Alnitak Capital, which he founded in 2013 to provide board level strategic advisory services and merchant banking services, primarily to companies in technology-related industries. From 1981 to 2000 and from 2004 to 2013, he was a Managing Director at Oppenheimer & Co, where, among other positions, he was head of the investment banking department and technology investment banking group. He also held positions at Salomon Brothers, STI Ventures and C.E. Unterberg. Mr. Stern has served as a member of the board of directors of the following U.S. public and private companies: Ormat Technologies, Inc. (NYSE: ORA) since 2015, Tigo Energy, Inc. (Nasdaq: TIGO) since 2015 and Radware Ltd. (Nasdaq: RDWR) since September 2020. Mr. Stern previously served from 2015 to 2018 as the chairman of the board of directors of SodaStream International Ltd., a U.S. public company until its sale to PepsiCo in 2018, and as a member of the board of directors of the following public and private companies, for which he no longer serves as a director: Given Imaging Ltd., Fundtech Inc., Tucows, Inc. (chairman), Polypid Ltd., Odimo, Inc., and Ekso Bionics Holdings, Inc. (lead Independent director).

Zehava Simon has served as one of our directors since February 2014. Ms. Simon served as a Vice President of BMC Software Inc. from 2000 until September 2013, most recently as Vice President, Corporate Development. From 2002 to 2011, Ms. Simon served as Vice President and General Manager of BMC Software in Israel. Prior to joining BMC Software, Ms. Simon held a number of executive positions at Intel Corporation. In her last position at Intel, she led Finance and Operations and Business Development for Intel in Israel. Ms. Simon has served as a board member of various companies, including Tower Semiconductor from 1999-2004, M-Systems from 2005-2006, InSightec from 2005-2012 and Amiad Water System Ltd. from 2014-2020. Ms. Simon is also a board member at Nova Ltd. (NASDAQ: NVMI) and NICE Ltd. (NASDAQ: NICE). Ms. Simon holds a bachelor’s degree in Social Sciences from the Hebrew University, a law degree (LL.B.) from the Interdisciplinary Center in Herzlia and a master’s degree in Business and Management from Boston University.

Shira Fayans Birenbaum has served as one of our directors since March 2022. Ms. Fayans Birenbaum currently serves as a board member at several publicly traded and private international companies including Marriott Vacation Club International Thailand. Ms. Fayans Birenbaum has 25 years of experience as a Board Member and Chairwoman serving in all committees in publicly traded companies such as technology, investment houses, banks, insurance, real estate, manufacturers, semiconductor and educational institutions, in companies such as DSGP, POMVOM, ION Acquisition Corp and Anan Datacenters. From 2014 to the end of 2019, Ms. Fayans Birenbaum held the position of COO and CMO of Microsoft Israel (NASDAQ: MSTF), leading Digital Transformation, and from 2021 to 2022 held the position of President Global of CYMPIRE LTD. Ms. Fayans Birenbaum has extensive experience in Executive C Level positions in her previous roles. Ms. Fayans Birenbaum holds an M.B.A. and B.A. both from Tel Aviv University and marketing management certification studies from The College of Management Academic Studies.

B.	COMPENSATION

The table and summary below outline the compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2025. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, discretionary and non-equity incentive bonuses, share-based compensation, payments accrued or paid in connection with retirement or termination of employment, and personal benefits and perquisites such as car, phone and social benefits paid to or earned by each Covered Executive during the year ended December 31, 2025.

			Share-Based	All Other
			Compensation	Compensation
Name and Principal Position	Salary	Bonus (1)	(2)	(3)	Total
Shabtai Adlersberg - President and CEO	$385,083	$454,630	$944,156	$197,941	$1,981,810
Lior Aldema - CBO	$270,433	$130,782	$503,265	$109,209	$1,013,689
Ofer Nimtsovich - COO	$231,050	$99,687	$373,581	$104,009	$808,327
Niran Baruch - VP Finance and CFO	$212,752	$105,095	$373,449	$103,324	$794,620
Yair Hevdeli- VP R&D	$215,880	$47,091	$326,235	$97,112	$686,318

(1)	Amounts reported in this column represent annual incentive bonuses granted to the Covered Executives based on performance-metric formulas set forth in their respective employment agreements.

(2)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2025, with respect to share-based compensation granted to the Covered Executives.

(3)	Amounts reported in this column include personal benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the respective Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (referred to in Hebrew as “Keren Hishtalmut”), pension, severance, vacation, car or car allowance, medical insurance and benefits, risk insurance (e.g., life insurance or work disability insurance), telephone expense reimbursement, convalescence or recreation pay, relocation reimbursement, payments for social security, and other personal benefits and perquisites consistent with our guidelines. All amounts reported in the table represent incremental cost to us.

The aggregate direct remuneration paid during the year ended December 31, 2025 to the 17 persons who served in the capacity of director, senior executive officer or key employee during 2025 was approximately $4.8 million, including approximately $0.6 million which was set aside for pension and retirement benefits. The compensation amounts do not include amounts expended by us for automobiles made available to our officers, expenses (including business, travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

We currently pay each of our non-employee directors an annual fee of approximately $48,000 and a fee of $1,440 for each board meeting or committee meeting attended. In the event that a director attends a meeting by phone, or a resolution is adopted by written consent, then the fee is reduced to 60% and 50% of the regular meeting fee, respectively. Only directors who are not officers receive compensation for serving as directors. Our director, Mr. Adlersberg, who also serves as our President and Chief Executive Officer do not receive board meeting fees. Instead, Mr. Shabtai Adlersberg receives compensation in accordance with the terms of his respective employment agreement.

Upon election or reelection to the Board of Directors for a term of three years, each non-employee director is granted 10,000 restricted share units, or RSUs, each year that vest over a three-year period from the grant date.

Options to purchase our ordinary shares granted under our 2008 Equity Incentive Plan, as amended (the “2008 Equity Incentive Plan”), to persons who served in the capacity of director or executive officer are generally exercisable at the fair market value at the date of grant and expire seven years from the date of grant. The options generally vest in four equal annual installments, commencing one year from the date of grant.

A summary of our stock option and RSU activity and related information for the years ended December 31, 2025, 2024 and 2023 for the persons who served in the capacity of director, senior executive or key employee officer during those years is as follows:

	Year Ended December 31,
	2025		2024		2023
	Number	Weighted	Number	Weighted	Number	Weighted
	of	Average	of	Average	of	Average
	Options and	Exercise	Options and	Exercise	Options and	Exercise
	RSUs	Price	RSUs	Price	RSUs	Price
Outstanding at the beginning of the year	787,501	$1.77	814,510	$2.09	894,897	$2.69
Granted	370,000	$0.00	310,000	$0.88	287,500	$0.00
Cancelled			-
Options exercised / RSUs vested	(320,625)	$0.46	(337,009)	$1.73	(367,887)	$1.91
Outstanding at the end of the year	836,876	$1.91	787,501	$1.77	814,510	$2.09

As of December 31, 2025, options to purchase 63,123 ordinary shares were exercisable by the 16 persons who served as an officer or director during the year ended December 31, 2025 at an average exercise price of $14.00 per share. As of December 31, 2025, the 16 persons who served as an officer, director or key employee during the year ended December 31, 2025 held an aggregate of 716,877 RSUs.

C.	BOARD PRACTICES

Corporate Governance Practices

We are incorporated in Israel and therefore are subject to various corporate governance practices under the Companies Law, relating to such matters as the composition of our Board of Directors, audit committee and compensation committee. For example, the Companies Law requires every Israeli public company to elect two “external directors”, who meet strict standards of independence and are elected for three-year terms. In accordance with applicable regulations under the Companies Law, however, we have opted out of the external director requirements, and instead comply with the requirements under the Exchange Act and the Nasdaq Listing Rules regarding the composition of our Board of Directors and its committees. The Companies Law also prescribes requirements relating to the appointment of an internal auditor, and approvals of interested party transactions and compensation of officers and directors. These matters are in addition to the ongoing listing conditions of the Nasdaq Global Select Market and other relevant provisions of U.S. securities laws. Under the Nasdaq rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable Nasdaq requirements, except for certain matters such as composition and responsibilities of the audit committee and the independence of its members. For further information, see Item 16.G, “Corporate Governance.”

Independent Directors

Under the requirements for listing on the Nasdaq Global Select Market, a majority of our directors are required to be independent as defined by Nasdaq rules. Doron Nevo, Itay Makov, Zehava Simon, Stanley Stern, Joseph Tenne and Shira Fayans Birenbaum qualify as independent directors under the applicable SEC and Nasdaq rules, as well as under the Companies Law.

Pursuant to the SEC’s and Nasdaq’s requirements, at least one of the independent directors appointed by a publicly traded company must have “financial and accounting expertise.” Joseph Tenne is designated as the “audit committee financial expert” as that term is defined in the rules promulgated by the SEC and Nasdaq.

Audit Committee

Under the applicable SEC and Nasdaq requirements, our Board of Directors is required to appoint an audit committee. Our audit committee must be comprised of at least three directors, and the committee members must comply with specified director independence requirements and knowledge of financial matters. The audit committee consists of: Joseph Tenne, Doron Nevo, and Shira Fayans Birenbaum with Joseph Tenne serving as the chairman of the audit committee. Our Board of Directors has determined that Joseph Tenne is an “audit committee financial expert” as defined in SEC rules and that all members of the audit committee are independent under the applicable SEC and Nasdaq rules.

The Companies Law contains additional provisions as to who must, and who may not, serve on the audit committee. However, these rules apply only to companies that are required to elect “external directors” to their board of directors. In accordance with applicable regulations under the Companies Law, we have opted out of the external director requirements, and instead comply with the requirements under the Exchange Act and the Nasdaq Listing Rules regarding the composition of our Board of Directors and its committees. Therefore, we are not subject to the Companies Law rules regarding audit committees.

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

Nominating Committee

Nasdaq rules require that director nominees be selected or recommended for the board’s selection either by a committee composed solely of independent directors or by a majority of independent directors in a vote in which only independent directors participate. Our nominating committee assists the Board of Directors in its selection of individuals as nominees for election to the Board of Directors and/or to fill any vacancies or newly created directorships on the Board of Directors. The nominating committee consists of Doron Nevo, Joseph Tenne and Zehava Simon, with Doron Nevo serving as the chairman of the nominating committee. All members of the nominating committee are independent under the applicable Nasdaq rules and provisions of the Companies Law.

Compensation Committee

Under the applicable Nasdaq requirements, our Board of Directors is required to appoint a compensation committee. Our compensation committee must be comprised of at least three directors under the committee’s charter (even though Nasdaq requires only two members), and the committee members must comply with specified director independence requirements. The compensation committee consists of Doron Nevo, Joseph Tenne and Zehava Simon, with Doron Nevo serving as the chairman of the compensation committee All members of the compensation committee are independent under the applicable Nasdaq rules.

The Companies Law contains additional provisions as to who must, and who may not, serve on the compensation committee. However, these rules apply only to companies that are required to elect “external directors” to their board of directors. In accordance with applicable regulations under the Companies Law, we have opted out of the external director requirements, and instead comply with the requirements under the Exchange Act and the Nasdaq Listing Rules regarding the composition of our Board of Directors and its committees. Therefore, we are not subject to the Companies Law rules regarding the compensation committee.

The compensation committee’s duties include recommending to the Board of Directors a compensation policy for executives and monitor its implementation, approve compensation terms of executive officers, directors and employees affiliated with controlling shareholders, make recommendations to the Board of Directors regarding the issuance of equity incentive awards under our equity incentive plan and exempt certain compensation arrangements from the requirement to obtain shareholder approval under the Companies Law. The compensation committee meets at least twice a year, with further meetings to occur, or actions to be taken by unanimous written consent, when deemed necessary or desirable by the committee or its chairperson. For information regarding the compensation policy for executives, see Item 10.B, “Additional Information - Memorandum and Articles of Association - Compensation of Executive Officers and Directors; Executive Compensation Policy.”

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

Board Classes

Pursuant to our articles of association, our directors are classified into three classes (classes I, II and III). The members of each class of directors and the expiration of his or her current term of office are as follows:

Zehava Simon	Class I	2028
Itay Makov	Class I	2028
Shira Fayans Birenbaum	Class II	2026
Joseph Tenne	Class II	2026
Shabtai Adlersberg	Class III	2027
Stanley B. Stern	Class III	2027
Doron Nevo	Class III	2027

Chairman of the Board

Under the Companies Law, the chief executive officer of a company (or a relative of the chief executive officer) may not serve as the chairman of the board of directors, and the chairman of the board of directors (or a relative of the chairman of the board of directors) may not serve as the chief executive officer, unless approved by the shareholders by a special majority vote prescribed by the Companies Law. The shareholder vote cannot authorize the appointment for a period of longer than three years, which period may be extended from time to time by the shareholders with a similar special majority vote. The chairman of the board of directors shall not hold any other position with the company (except as chief executive officer if approved in accordance with the above procedure) or in any entity controlled by the company, other than as chairman of the board of directors of a controlled entity, and the company shall not delegate to the chairman duties that, directly or indirectly, make him or her subordinate to the chief executive officer. Doron Nevo is our Chairman of the Board and Shabtai Adlersberg is our President and Chief Executive Officer.

D.	EMPLOYEES

We had the following number of employees as of December 31, 2025, 2024 and 2023 in the departments set forth in the table below:

	As of December 31,
	2025	2024	2023
Research and development	331	320	330
Sales and marketing, technical service and support	514	494	489
Operations	88	84	86
Management and administration	48	48	45
	981	946	950

Our employees were located in the following areas as of December 31, 2025, 2024 and 2023.

	As of December 31,
	2025	2024	2023
Israel	511	494	489
United States	190	182	188
Europe	110	108	103
Eastern Asia	148	140	140
Latin America	22	22	30
	981	946	950

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

The following table sets forth the share ownership of our directors and officers as of March 10, 2026, and the outstanding number of options and RSUs held by them that vest within 60 days of March 10, 2026.

Name	Total Shares Beneficially Owned	Percentage of Ordinary Shares	Number of Options and RSUs

Shabtai Adlersberg	4,762,253	18.4%	30,000
Doron Nevo	*	*	*
Niran Baruch	*	*	*
Lior Aldema	*	*	*
Ofer Nimtsovich	*	*	*
Yair Hevdeli	*	*	*
Eyal Frishberg	*	*	*
Yehuda Herscovici	*	*	*
Tal Dor	*	*	*
Shaul Weissman	*	*	*
Hilit Fishman	*	*	*
Joseph Tenne	*	*	*
Itay Makov	*	*	*
Stanley B. Stern	*	*	*
Zehava Simon	*	*	*
Shira Fayans Birenbaum	*	*	*

*	Represented less than one percent.

Our officers and directors have the same voting rights as our other shareholders.

The following table sets forth information with respect to the options to purchase our ordinary shares held by Mr. Adlersberg as of March 10, 2026.

Number of		Exercise
Options	Grant Date	Price	Exercised	Cancelled	Vesting	Expiration Date
15,000	June 14, 2019	$15.93	-	-	4 years	June 14, 2026

The following table sets forth information with respect to the RSUs granted to Mr. Adlersberg as of March 10, 2026. These RSUs vest quarterly over a four-year period from the date of grant, subject to his continuing service to us.

Number of
RSUs	Grant Date	Issued
80,000	September 14, 2022	70,000
80,000	September 14, 2023	50,000
80,000	September 14, 2024	30,000
80,000	September 14, 2025	10,000

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

Under our equity incentive plan, we may grant our directors, officers and employees restricted shares, restricted share units and options to purchase our ordinary shares under Section 102. We may also grant other persons awards under our equity incentive plan. However, such other persons (controlling shareholders and consultants) will not enjoy the tax benefits provided by Section 102. The total number of ordinary shares that were originally available for grant under the 2008 Equity Incentive Plan was 2,009,122, which was increased to 4,009,122 in 2010, 6,009,122 in 2013, 8,009,122 in 2016, 10,009,122 in 2019 and 12,009,122 in 2022. This number is reduced by one share for each equity grant we make under the 2008 Equity Incentive Plan. During 2025, options to purchase 11,750 ordinary shares and 562,435 restricted share units were granted under the 2008 Equity Incentive Plan. As of December 31, 2025, 639,574 ordinary shares remained available for grant under the 2008 Equity Incentive Plan. As of December 31, 2025, there are 228,213 options to purchase ordinary shares and 1,221,063 restricted share units outstanding under the plan.

The Israel Tax Authority approved the 2008 Equity Incentive Plan under the capital gains tax track of Section 102. Based on Israeli law currently in effect and the election of the capital gains tax track, and provided that options, restricted shares and restricted shares units granted or, upon their exercise or vesting, the underlying shares, issued under the plan are held by a trustee for the two years following the date in which such awards are granted, our employees, officers and directors will be (i) entitled to defer any taxable event with respect to the awards until the underlying ordinary shares are sold, and (ii) subject to capital gains tax of 25% on the sale of the shares. However, if we grant awards at a value below the underlying shares’ market value at the date of grant, the 25% capital gains tax rate will apply only with respect to capital gains in excess of the underlying shares’ market value at the date of grant and the remaining capital gains will be taxed at the grantee’s regular tax rate. We may not recognize a tax benefit pertaining to the employees’ restricted shares, restricted share units and options for tax purposes except in the events described above under which the gain is taxed at the grantee’s regular tax rate.

Restricted shares, restricted share units and options granted under the 2008 Equity Incentive Plan will vest over four years from the grant date or in accordance with the alternative vesting schedule applicable to the specific grant. If the employment of an employee is terminated for any reason, the employee (or in the case of death, the designated beneficiary) may exercise his or her vested options within ninety days of the date of termination (or within twelve months of the date of termination in the case of death or disability) and shall be entitled to any rights upon vested restricted shares and vested restricted share units to be delivered to the employee to the extent that they were vested prior to the date his or her employment terminates. Directors are generally eligible to exercise his or her vested options within twelve months from the date the director ceases to serve on the Board of Directors.

The holders of options are responsible for all personal tax consequences relating to the options. The exercise prices of the options are based on the fair value of the ordinary shares at the time of grant, as determined by our Board of Directors. The current practice of our Board of Directors is to grant options with exercise prices that equal 100% of the closing price of our ordinary shares on the applicable date of grant.

F.	DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

To our knowledge, (A) we are not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government and (B) there are no arrangements, the operation of which may at a subsequent date result in a change in control of AudioCodes. The following table sets forth, as of March 10, 2026, the number of our ordinary shares, which constitute our only outstanding voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding ordinary shares, and (ii) all of our directors and senior executive officers as a group.

Identity of Person or	Amount	Percent of
Group	Owned	Class(7)
Shabtai Adlersberg(1)	4,762,253	18.4%
Value Base Ltd.(2)	2,790,432	10.8%
Leon Bialik(3)	2,263,019	8.7%
Copeland Capital Management, LLC(4)	1,653,376	6.4%
William Blair Investment Management, LLC(5)	1,536,371	5.9%
All directors and senior executive officers as a group (16 persons)(6)	5,198,932	20.1%

(1)	The information is derived from a statement on Schedule 13G/A of Shabtai Adlersberg filed with the SEC on February 12, 2026. Includes restricted share units and options to purchase 50,000 ordinary shares exercisable within 60 days of December 31, 2025.

(2)	The information is derived from a statement on Schedule 13G/A of Value Base, Ltd., Victor Shamrich, Ido Nouberger and Value Base Fund Management Ltd. for Value Base Fund General Partner Ltd., acting as the general partner to Value Base Fund Limited Partnership (“Value Base Fund Management”) filed with the SEC on February 5, 2026. Pursuant to the Schedule 13G/A, each of Value Base Ltd., Victor Shamrich, Ido Nouberger and Value Base Fund Management has shared voting power over 2,790,432 shares and shared dispositive power over 2,790,432 shares.

(3)	The information is derived from a statement on Schedule 13G/A of Leon Bialik filed with the SEC on February 10, 2026.

(4)	The information is derived from a statement on Schedule 13G of Copeland Capital Management, LLC filed with the SEC on January 26, 2022.

(5)	The information is derived from a statement on Schedule 13G/A of William Blair Investment Management, LLC filed with the SEC on February 12, 2024.

(6)	Includes 61,248 ordinary shares which may be purchased pursuant to options exercisable within 60 days following March 10, 2026, and 55,931 ordinary shares issuable pursuant to restricted share units that vest within 60 days of March 10, 2026.

(7)	This percentage calculation is rounded to the nearest tenth and based on 25,887,104 outstanding ordinary shares as of March 10, 2026 (which does not include treasury shares outstanding as of March 10, 2026).

Mr. Adlersberg held approximately 17.5% of our ordinary shares as of December 31, 2025, as compared to 15.8% of our ordinary shares as of December 31, 2024, and 15.0% of our ordinary shares as of December 31, 2023.

Value Base Ltd. held approximately 10.3% of our ordinary shares as of December 31, 2025, as compared to 8.3% of our ordinary shares as of December 31, 2024. Value Base Ltd. did not file a statement on Schedule 13G (with respect to its ownership in the Company) for the year ended December 31, 2023.

Mr. Bialik held approximately 8.4% of our ordinary shares as of December 31, 2025, as compared to 7.7% of our ordinary shares as of December 31, 2024, and 7.6% of our ordinary shares as of December 31, 2023.

Copeland Capital Management, LLC did not file a statement on Schedule 13G/A (with respect to its ownership in the Company) for the years ended December 31, 2025, December 31, 2024, and December 31, 2023.

William Blair Investment Management, LLC held approximately 5.7% of our ordinary shares as of December 31, 2025, as compared to 5.2% of our ordinary shares as of December 31, 2024, and 5.0% of our ordinary shares as of December 31, 2023. William Blair did not file a statement on Schedule 13G (with respect to its ownership in the Company) for the years ended December 31, 2025 and December 31, 2024.

As of March 10, 2026, there were approximately three holders of record of our ordinary shares in the United States, although we believe that the number of beneficial owners of the ordinary shares is significantly greater. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

The major shareholders have the same voting rights as the other shareholders.

B.	RELATED PARTY TRANSACTIONS

None.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18.

Export Sales

For information on our revenues breakdown for the past three years, see Item 5 - “Operating and Financial Review and Prospects”

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

No significant change has occurred since December 31, 2025, except as otherwise disclosed in this Annual Report.

ITEM 9. THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Our ordinary shares are listed on the Nasdaq Global Select Market and the TASE under the symbol “AUDC.”

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ordinary shares are listed for trading on the Nasdaq Global Select Market under the symbol “AUDC.” Our ordinary shares are also listed for trading on the Tel-Aviv Stock Exchange under the symbol “AUDC.” In addition, we are aware of our ordinary shares being traded on the following markets: Frankfurt Stock Exchange, Dusseldorf Stock Exchange, Munich Stock Exchange, and Stuttgart Stock Exchange.

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Objectives

Our objectives, set forth in our articles of association, are to engage in any legal occupation or business.

Share Capital

Our authorized share capital consists of NIS 2,025,000 divided into 200,000,000 ordinary shares, nominal value NIS 0.01 per share, and 2,500,000 preferred shares, nominal value NIS 0.01 per share. As of March 10, 2026, we had 25,887,104 ordinary shares outstanding (which does not include 39,916,600 treasury shares) and no preferred shares outstanding.

Borrowing Powers

The Board of Directors has the power to cause us to borrow money and to secure the payment of borrowed money. The Board of Directors specifically has the power to issue bonds or debentures, and to impose mortgages or other security interests on all or any part of our property.

Amendment of Articles of Association

In general, shareholders may amend our Articles of Association by a resolution adopted at a shareholders’ meeting by the holders of a simple majority of the voting power represented at the meeting in person or by proxy and voting thereon. The amendment of certain provisions of our Articles of Association requires an increased voting threshold. For example, the approval of amendments to the provisions concerning business combinations with certain shareholders requires the approval of holders of 85% of our outstanding voting shares. Additionally, the amendment of the provisions concerning (i) the procedure according to which shareholders may propose items to include in the agenda of a general meeting of the shareholders and (ii) the role and composition of the Board of Directors, including the method of appointment of its members, require the approval sixty-six and two-thirds percent (66 2/3)% of the voting power represented at the meeting in person or by proxy and voting thereon.

Qualification of Directors

No person shall be disqualified to serve as a director by reason of his not holding AudioCodes shares or by reason of his having served as a director in the past.

Dividends

Under the Companies Law, a company may make “distributions”, as such term is defined in the Companies Law (which definition includes the payment of dividends and a company’s repurchase of its outstanding shares) only out of its profits as determined for statutory purposes, unless court approval is granted for such despite the lack of statutory profits. There is a unified statutory test for the payment of dividends and a company’s repurchase of its outstanding shares. In 2025, we received court approval to pay dividends (and repurchase our ordinary shares) up to certain ceilings, despite the lack of statutory profits. The current approval is valid until April 27, 2026. We may seek further approvals to repurchase our ordinary shares and to continue to pay dividends. As we are a Nasdaq-listed company, court approval is not required for our repurchase of our ordinary shares, provided that we notify our creditors of the proposed repurchase and allow such creditors an opportunity to initiate a court proceeding to review the repurchase. If within 30 days such creditors do not file an objection, then we may proceed with the repurchase. In each case, we are only permitted to make the distribution if our Board of Directors and, if applicable, the court, determines there is no reasonable concern that such distribution will prevent us from satisfying our existing and foreseeable obligations as they become due. Any dividend will be distributed among shareholders based on the nominal value of their shares.

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

Shareholder Meetings

An annual meeting of shareholders is to be held once in each calendar year, within 15 months after the previous annual meeting. The annual meeting may be held in Israel or outside of Israel, as determined by the Board of Directors.

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

Approvals. The Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest requires Board of Directors approval, unless the transaction is an extraordinary transaction, or the articles of association provide otherwise. Our Articles of Association do not provide otherwise. The transaction may be approved only if it is in our best interest. If the transaction is an extraordinary transaction, then the approvals of the company’s audit committee and the board of directors are required. If the transaction concerns exculpation, indemnification, insurance or compensation of an office holder, then the approvals of the company’s compensation committee and the board of directors are required, except if the compensation arrangement is an immaterial amendment to an existing compensation arrangement of an officer who is not a director, in which case the approval of the compensation committee is sufficient. Exculpation, indemnification, insurance or compensation of a director or the Chief Executive Officer also requires shareholder approval.

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

In August 2023, our Board of Directors approved certain amendments to our compensation policy in order to adopt a clawback policy, or the Clawback Policy, which is administered by our compensation committee and was adopted in compliance with Section 10D of the Exchange Act and applicable rules of the Nasdaq Global Select Market. The Clawback Policy, which was additionally approved by our shareholders on October 24, 2023 in connection with our 2023 Annual General Meeting of Shareholders, requires the return of incentive compensation paid to our executive officers in the case of certain restatements of our financial statements under the rules of the Nasdaq Global Select Market. A copy of the Clawback Policy is included as Exhibit 97.1 to our Annual Report.

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

In addition, any controlling shareholder, any shareholder who can determine the outcome of a shareholder vote and any shareholder who, under our Articles of Association, can appoint or prevent the appointment of an office holder, is under a duty to act with fairness towards the company. The Companies Law also provides that a breach of the duty of fairness will be governed by the laws governing breach of contract; however, the Companies Law does not describe the substance of this duty.

Anti-Takeover Provisions under Israeli Law

The Companies Law provides that an acquisition of shares in a public company (other than by means of a statutory merger) must be made by means of a tender offer if as a result of the acquisition the purchaser would hold 25% or more of the voting rights in the company, unless there is already another shareholder of the company with 25% or more of the voting rights. Similarly, the Companies Law provides that an acquisition of shares in a public company (other than by means of a statutory merger) must be made by means of a tender offer if as a result of the acquisition the purchaser would hold more than 45% of the voting rights in the company, unless there is already another shareholder with more than 45% of the voting rights in the company.

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

The 2017 Amendment provides new tax tracks for a “Preferred Technological Enterprise”- an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion for a tax year. Under the law, a Preferred Technological Enterprise, which is located in the center of Israel will be subject to tax at a rate of 12% on profits being derived from eligible intellectual property, or the Preferred Technological Income, and “Preferred Technological Enterprise” which is located in development area A will be subject to tax rate of 7.5%. In addition, a “Preferred Technological Enterprise” will receive a reduced corporate tax rate of 12% on capital gains derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if (i) the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and (ii) such sale receives prior approval from the IIA. However, the proportion of income that may be considered Preferred Technological Income and receive the tax benefits described immediately above is calculated according to a nexus formula, which is based on the proportion of qualifying expenditures on intellectual property compared to overall expenditures.

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

We are eligible for tax benefits as a Preferred Technological Enterprise from the 2019 tax year and thereafter as mentioned above and the changes in the tax rates relating to Preferred Technological Enterprises were taken into account in the computation of deferred taxes as of December 31, 2025.

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

Taxation of our Shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. Generally, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “substantial shareholder” at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any “means of control” in the company, the tax rate will be 30%. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Companies are subject to the corporate tax rate (23% in 2025) on capital gains derived from the sale of listed shares.

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

Furthermore, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset is generally exempt from Israeli capital gains tax unless, among other things, (i) the capital gain arising from the disposition is attributed to business income derived by a permanent establishment of the shareholder in Israel; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition; or (iii) such U.S. resident is an individual and was present in Israel for 183 days or more in the aggregate during the relevant taxable year.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, the Israel Tax Authority may require shareholders who are not liable for Israeli capital gains tax on such a sale to sign a declaration on a form specified by the Israel Tax Authority, provide documents (including, for example, a certificate of residency) or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli residents. In the absence of such declarations or exemptions, the Israel Tax Authority may require the purchaser of the shares to withhold tax at source.

A detailed return, including a computation of the tax due, must be filed and an advance payment must be paid on January 31st and July 31st of each tax year for sales of securities traded on a stock exchange made within the previous six months. However, if all tax due was withheld at the source according to applicable provisions of the Israeli Income Tax Ordinance and the regulations promulgated thereunder, the return does not need to be filed, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and an advance payment does not need to be made, and (iii) the taxpayer is not obligated to pay surtax (as further explained below). Capital gains are also reportable on an annual income tax return.

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

However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise or Beneficiary Enterprise, unless a reduced tax rate is provided under an applicable tax treaty. If the dividend is being paid out of certain income attributable to a Preferred Technological Enterprise, the dividend will be subject to tax at the rate of 20% (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). A different rate may be provided in a treaty between Israel and the shareholder’s country of residence, as mentioned below.

In this regard, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a United States resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by an Approved Enterprise, or Beneficiary Enterprise or a Preferred Technological Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. If the above conditions are met and the dividends are generated by an Approved Enterprise, or Beneficiary Enterprise or a Preferred Technological Enterprise, the maximum rate of withholding tax on such dividends is 15%. Application to the Israel Tax Authority for this reduced tax rate requires appropriate documentation presented to, and specific instruction received from, the Israel Tax Authority. If the dividend is attributable partly to income derived from Approved Enterprise, Beneficiary Enterprise or a Preferred Technological Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

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

Surtax

Individuals who are subject to tax in Israel (whether or not Israeli residents) are subject to a surtax at a rate of 3% of annual taxable income in excess of NIS 721,560 (for the 2026 tax year, which amount is linked to the annual change in the Israeli consumer price index, with the exception that based on Israeli legislation such amount will not be linked to the Israeli consumer price index for the years 2025-2027), including, but not limited to, dividends, interest and capital gain. In addition, effective as of January 1, 2025, an additional 2% surtax will be imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”), provided that the individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560. This additional surtax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

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

Distributions With Respect to Our Ordinary Shares

In the event we make a distribution with respect to our ordinary shares, subject to the discussion below under “Passive Foreign Investment Company Status,” for U.S. federal income tax purposes, the amount of the distribution will equal the dollar value of the gross amount of cash and/or the fair market value of any property distributed, including the amount of any Israeli taxes withheld on such distribution as described above under “Israeli Tax Considerations - Taxation of Non-Israeli Shareholders on Receipt of Dividends.” Other than distributions in liquidation or in redemption of our ordinary shares that are treated as exchanges, a distribution with respect to our ordinary shares to a U.S. Holder generally will be treated as a dividend to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution that exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis in its ordinary shares (but not below zero), and then generally as capital gain from a deemed sale or exchange of such ordinary shares. However, because we do not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Corporate U.S. Holders generally will not be allowed a deduction under Section 243 of the Code for dividends received on our ordinary shares and thus will be subject to tax at the rate applicable to their taxable income.

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

A non-corporate U.S. Holder may be subject to an additional tax based on its “net investment income,” which generally is computed as gross income from interest, dividends, annuities, royalties and rents and gain from the sale of property (other than property held in the active conduct of a trade or business that does not regularly trade financial instruments or commodities), less the amount of deductions properly allocable to such income or gain. Such tax is equal to 3.8% of the lesser of an individual U.S. Holder’s (i) net investment income or (ii) the excess of such U.S. Holder’s “modified adjusted gross income” (adjusted gross income plus the amount of any foreign earned income excluded from income under Section 911(a)(1) of the Code, net of deductions and exclusions disallowed with respect to such foreign earned income) over a specified threshold amount ($250,000 in the case of a joint return or surviving spouse, $125,000 in the case of a married individual filing a separate return and $200,000 in any other case). In the case of a U.S. Holder which is an estate or trust, the tax is equal to 3.8% of the lesser of (i) undistributed net investment income or (ii) the excess of adjusted gross income (as defined in Section 67(e) of the Code) over the dollar amount at which the highest tax bracket applicable to an estate or trust begins.

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

Dividends received with respect to our ordinary shares will constitute “portfolio income” for purposes of the limitation on the deductibility of passive activity losses and, therefore, generally may not be offset by passive activity losses. Dividends received with respect to our ordinary shares also generally will be treated as “investment income” for purposes of the investment interest deduction limitation contained in Section 163(d) of the Code, and generally as foreign-source passive income for U.S. foreign tax credit purposes. Subject to certain limitations, U.S. Holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability for any Israeli income tax withheld from distributions with respect to our ordinary shares which constitute dividends under U.S. income tax law. A U.S. Holder that does not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld, but only if the U.S. Holder elects to do so with respect to all foreign income taxes in such year. Certain U.S. Treasury regulations have imposed additional requirements that must be met for a foreign tax to be creditable. However, subsequent notice from the IRS has indicated that the U.S. Department of the Treasury and the IRS are considering proposing amendments to such regulations and allows, subject to certain conditions, taxpayers to defer the application of many aspects of such regulations for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). If a refund of the tax withheld is available under the applicable laws of Israel or under the Israel-U.S. income tax treaty, the amount of tax withheld that is refundable will not be eligible for such credit against your U.S. federal income tax liability (and will not be eligible for the deduction against your U.S. federal taxable income). In addition, special rules may apply to the computation of foreign tax credits relating to “qualified dividend income,” as defined above. The calculation of foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign income taxes, the availability of deductions involves the application of complex rules that depend on a U.S. Holder’s particular circumstances. U.S. Holders are urged to consult their own tax advisors regarding the availability to them of foreign tax credits or deductions in respect of any Israeli tax withheld or paid with respect to any dividends which may be paid with respect to our ordinary shares, including limitations pursuant to the U.S.-Israel income tax treaty.

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

Disposition of Our Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder’s sale, exchange or other taxable disposition of our ordinary shares generally will result in the recognition by such U.S. Holder of capital gain or loss in an amount equal to the difference between the dollar value of the amount realized and the U.S. Holder’s tax basis in the ordinary shares disposed of (measured in dollars). This gain or loss will be long-term capital gain or loss if such ordinary shares have been held or are deemed to have been held for more than one year at the time of the disposition. Non-corporate U.S. Holders currently are subject to a maximum tax rate of 20% on long-term capital gains, also may be subject to the additional tax on “net investment income” described above in “Distributions With Respect to Our Ordinary Shares.” If the U.S. Holder’s holding period on the date of the taxable disposition is one year or less, such gain or loss will be a short-term capital gain or loss. Short-term capital gains generally are taxed at the same rates applicable to ordinary income. See “Israeli Tax Considerations - Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders” for a discussion of taxation by Israel of capital gains realized on sales of our ordinary shares. Any capital loss realized upon the taxable disposition of our ordinary shares generally will be deductible only against capital gains and not against ordinary income, except that non-corporate U.S. Holders generally may deduct annually from ordinary income up to $3,000 of net capital losses. In general, any capital gain or loss recognized by a U.S. Holder upon the taxable disposition of our ordinary shares will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes, although the tax treaty between the United States and Israel may permit gain derived from the taxable disposition of ordinary shares by a U.S. Holder to be treated as foreign-source income for U.S. foreign tax credit purposes under certain circumstances. In addition, certain U.S. Treasury regulations have imposed additional requirements that must be met for a foreign tax to be creditable. However, subsequent notice from the IRS has indicated that the U.S. Department of the Treasury and the IRS are considering proposing amendments to such regulations and allows, subject to certain conditions, taxpayers to defer the application of many aspects of such regulations for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). The rules governing the treatment of foreign taxes imposed on a U.S. Holder and foreign tax credits are very complex, and U.S. Holders are urged to consult their own tax advisors regarding the availability to them of foreign tax credits or deductions in respect of any Israeli tax withheld or paid with respect to a taxable disposition of our ordinary shares, including limitations pursuant to the U.S.-Israel income tax treaty.

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

We must make a separate determination each taxable year as to whether we are a PFIC. As a result, our PFIC status may change from year to year. Based on the composition of our gross income and the composition and value of our gross assets, we expect not to be a PFIC for the current taxable year. There can be no assurance that we will not be deemed a PFIC for the current tax year or any future tax year in which, for example, the value of our assets, as measured by the public market valuation of our ordinary shares, declines in relation to the value of our passive assets (generally, cash, cash equivalents and marketable securities). If we are treated as a PFIC with respect to a U.S. Holder for any tax year, the U.S. Holder will be deemed to own ordinary shares in any of our subsidiaries that are also PFICs.

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

As an alternative to a QEF Election, a U.S. Holder generally may elect to mark its ordinary shares to market annually, recognizing ordinary income or loss (subject to certain limitations) equal to the difference, as of the close of each tax year, between the fair market value of its ordinary shares and the adjusted tax basis of such shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of its ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on our ordinary shares included in the U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on ordinary shares, as well as to any loss realized on the actual sale or disposition of ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such ordinary shares previously included in income. A U.S. Holder’s basis in our ordinary shares will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes a mark-to-market election, any distributions we make would generally be subject to the rules discussed above under “-Distributions With Respect to Our Ordinary Shares,” except the lower rates applicable to qualified dividend income would not apply. Once made, a mark-to-market election generally continues unless revoked with the consent of the U.S. Internal Revenue Service.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to financial market risk associated with changes in foreign currency exchange rates. To mitigate these risks, we use derivative financial instruments. The majority of our revenues and expenses are generated in dollars. A portion of our expenses, however, is denominated in NIS. In order to protect ourselves against the volatility of future cash flows caused by changes in foreign exchange rates, we use currency forward contracts and currency options. We usually hedge the part of our forecasted expenses denominated in NIS. If our currency forward contracts and currency options meet the definition of a hedge, and are so designated, changes in the fair value of the contracts will be offset against changes in the fair value of the hedged assets or liabilities through earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change. Our hedging program reduces, but does not eliminate, the impact of foreign currency rate movements and due to the general economic slowdown along with the devaluation of the dollar, our results of operations may be adversely affected. Without taking into account the mitigating effect of our hedging activity, a 10% decrease in the dollar exchange rates in effect for the year ending December 31, 2025, would cause a decrease in net income of approximately $8.1 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Our original Articles of Association and Memorandum of Association were adopted prior to the enactment of the Companies Law and were only amended on limited occasions since adoption. In light of changes in the business and legal environment that occurred since such time, in August 2020, our Board of Directors approved, and in September 2020 our shareholders approved, our Amended and Restated Articles of Association and Amended and Restated Memorandum of Association, which amended and restated our prior Articles of Association and Memorandum of Association in their entirety. The description of those amendments, set forth in our proxy statement filed as Exhibit 99.1 to our Form 6-K filed with the SEC on August 13, 2020, is incorporated herein by reference, and the Amended and Restated Articles of Association and Amended and Restated Memorandum of Association are incorporated by reference as Exhibit 1.2 to our Form 6-K filed with the SEC on September 15, 2020 and Exhibit 1.1 to this Annual Report.

In September 2024, our shareholders approved further amendments to our Amended and Restated Articles of Association, which increased our authorized share capital by NIS 1,000,000 such that our authorized share capital now consists of NIS 2,025,000, divided into 200,000,000 ordinary shares and 2,500,000 preferred shares. This increase is designed to maintain our current flexibility to conduct future issuances of our ordinary shares, in the ordinary course from time to time to fund our operations and to perform equity-based acquisitions or licensing transactions. The description of the amendment, set forth in our proxy statement filed as Exhibit 99.1 to our Form 6-K filed with the SEC on August 13, 2024, is incorporated herein by reference, and the Amended and Restated Articles of Association, as amended by the foregoing, is incorporated by reference as Exhibit 1.2 to this Annual Report.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our President and Chief Executive Officer and our Vice President Finance and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2025. Based on this evaluation, our President and Chief Executive Officer and Vice President Finance and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were (i) designed to ensure that material information relating to us, including our consolidated subsidiaries, is made known to our management, including our President and Chief Executive Officer and Vice President Finance and Chief Financial Officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared and (ii) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management, under the supervision of our President and Chief Executive Officer and our Vice President Finance and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance to our management and Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

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

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the framework for Internal Control - Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on our assessment under that framework and the criteria established therein, our management concluded that the company’s internal control over financial reporting was effective as of December 31, 2025.

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

ITEM 16.B. CODE OF ETHICS

We have adopted a Code of Conduct and Business Ethics, which was updated in 2019, that applies to our President and Chief Executive Officer, Vice President Finance and Chief Financial Officer and other senior financial officers. This Code has been posted on our website, www.audiocodes.com. Any substantive amendments or waivers of this code for our President and Chief Executive Officer, Vice President Finance and Chief Financial Officer and other senior financial officers will be disclosed within five business days following the date of such amendment or waiver on our website.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost Forer Gabbay & Kasierer, a member of EY Global, has served as our independent public accountants for each of the years in the three-year period ended December 31, 2025. The following table presents the aggregate fees for professional audit services and other services rendered by Kost Forer Gabbay & Kasierer in 2025 and 2024.

	Year Ended December 31,
	(Amounts in thousands)
	2025	2024
Audit Fees	$648	$709
Audit-Related Fees	-	-
Tax Fees	36	103
All Other Fees	-	-
Total	$684	$812

Audit Fees consist of fees billed for the annual audit of the company’s consolidated financial statements and the statutory financial statements of the company. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include services rendered for the integrated audit over internal controls as required under Section 404 of the Sarbanes-Oxley Act applicable in 2025 and 2024, the provision of consents and the review of documents filed with the SEC.

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

During 2025 and 2024, no services provided to AudioCodes by Kost Forer Gabbay & Kasierer were approved by the audit committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 201 of Regulation S-X. We approve all such compensation by the audit committee.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2025, we repurchased an aggregate of 3,150,361 of our ordinary shares for an aggregate consideration of approximately $30.6 million, as set forth below:

Period	(a) Total Number of Ordinary Shares Purchased (1)	(b) Average Price Paid per Ordinary Share ($) (2)	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Program	(d) Approximate dollar Value of Shares That May Yet be Purchased under the Program ($)
January 1 - January 31, 2025	163,476	1,678,661	1,683,566	17,358,374
February 1 - February 28, 2025	61,050	685,373	687,205	16,671,170
March 1 - March 31, 2025(3)	275,474	2,828,789	2,837,053	8,507,666
April 1 - April 30, 2025	460,638	4,200,759	4,214,578	4,293,089
May 1 - May 31, 2025	140,070	1,302,192	1,306,394	2,986,695
June 1 - June 30, 2025	115,024	1,085,813	1,089,263	1,897,431
July 1 - July 31, 2025	373,376	3,817,976	3,829,178	16,170,822
August 1 - August 31, 2025(4)	511,253	5,030,042	5,045,379	5,517,426
September 1 - September 30, 2025	382,807	3,809,836	3,821,320	1,696,105
October 1 - October 31, 2025	167,193	1,618,110	1,623,125	72,980
November 1 - November 30, 2025	139,008	1,222,835	1,227,005	23,772,995
December 1 - December 31, 2025	360,992	3,223,542	3,234,371	20,538,624
Total in 2025	3,150,361	30,503,927	30,598,438	20,538,624

(1)	In each of July 2025 and October 2025, we received court approvals in Israel to repurchase up to $20.0 and $25.0 million of our ordinary shares, respectively. Each of the foregoing approvals received in 2025 allowed us to use the approved amounts for share repurchases or cash dividends. The Israeli court generally limits its approval to six months from the date of application. Consequently, although the program does not have a set end date, it requires renewal each six months by submitting new court application based on the then prevailing facts. No shares were repurchased during the year ended December 31, 2025, other than through the repurchase program.

(2)	Excluding commissions.

(3)	In March 2025, we paid a cash dividend in the aggregate amount of $5.3 million.

(4)	In August 2025, we paid a cash dividend in the aggregate amount of $5.6 million.

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

ITEM 16.K. CYBERSECURITY

Risk management and strategy

We have a cybersecurity program for assessing, identifying, and managing risks from cybersecurity threats, and we monitor the prevention, detection, mitigation and remediation of cybersecurity incidents, as applicable.

Our policies and procedures address security governance, security awareness and training, access management, vulnerability management, penetration testing, security monitoring, incident response, and third-party access. In addition, our employees regularly undergo continuing cybersecurity training, and employees in higher-risk functions receive additional training and cybersecurity awareness education. We also conduct periodic audits, cybersecurity simulations and employee testing, as deemed appropriate, and we engage with third parties, as appropriate, to evaluate the strength of our program through penetration testing, vulnerability testing and mock phishing campaigns.

AudioCodes’ risk management and strategy is based on the following principles:

●	Risk management is a continuous, cyclical process that involves six steps: (1) establishing context; (2) identifying and describing risks; (3) quantifying and assessing risks; (4) taking action to control risks; (5) monitoring and reviewing risks; (6), and communicating and consulting about risks.

●	Risk management is a key organizational responsibility that aims to identify and control risks that might have an impact on the organization’s objectives, its employees, and the people it interacts with.

●	Risk management is a good management practice and central to the effective running of the organization. AudioCodes will seek to ensure that any decisions made on behalf of the organization are taken with due consideration of the effective management of risks.

●	Risk management is supported by an annual external audit and review of governance, risk management, and internal controls, as well as regular internal audits and reports.

●	AudioCodes shall seek to implement the information security controls as detailed in its work plan and risk assessment table.

●	AudioCodes has assigned clear roles and responsibilities for risk management to its senior management, the Chief Information Security Officer, its employees and its contractors.

Our systems face cybersecurity risks, and although such risks have not to date materially affected, and we do not believe they are reasonably likely to materially affect, us, our business strategy, results of operations or financial condition, we may, from time to time, experience threats to and security incidents related to our data and systems. We can provide no assurance that we will not experience any material cybersecurity threats or incidents in the future. See Item 3.D, “Key Information - Risk Factors - We and our third-party providers are exposed to cybersecurity risks and incidents, which may result in damage to our brand and reputation, material financial penalties, and legal liability, which could in turn materially adversely affect our business, results of operations, and financial condition.”

Corporate governance

Our Chief Information Officer, or the CIO, has primary responsibility for day-to-day management of our cybersecurity risk management program, including leading a dedicated team of technology professionals to monitor cybersecurity risks on behalf of AudioCodes. Our IT department, led by our CIO, is responsible for assessing potential vulnerabilities and exposures to cybersecurity threats, implementing controls and measures designed to mitigate these risks, and regularly monitoring and updating these measures as appropriate to adapt to evolving cybersecurity threats. Our current CIO possesses approximately 11 years of experience with information technology and cybersecurity risk management.

As part of our Board of Directors’ enterprise risk management process, our Board of Directors has responsibility for oversight of cybersecurity risk management. Our Board of Directors has delegated to the audit committee oversight of our cybersecurity risk management program. Our internal auditor provides periodic reports to the audit committee covering cybersecurity and other information technology risks affecting us. We have implemented a process in which management would report cybersecurity incidents that it determines to present critical risk to us.

AudioCodes’ senior management has the ultimate responsibility for the implementation of its risk management policy and risk management process on a day-to-day basis. Senior management is accountable for ensuring that the risk management policy is established, implemented, maintained and reviewed in accordance with the ISO 27001 standard and the organizational objectives. Senior management is also responsible for determining resources, supporting and guiding the effective execution of the risk management process. The senior management team takes steps to stay informed about and monitor efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include: briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in our IT environment.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to pages F-1 to F-45 of the financial statements attached hereto.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit		Incorporated by Reference
No.	Document	Form	File No.	Date Filed

1.1	Amended and Restated Memorandum of Association of Registrant.	6-K	000-30070	9/15/2020

1.2*	Amended and Restated Articles of Association of Registrant.

2.1*	Description of Securities.

4.1	License Agreement between AudioCodes Ltd. and DSP Group, Inc., dated as of May 6, 1999.	F-1	333-10352	5/22/1999

4.2	Employment Agreement between AudioCodes Ltd. and Shabtai Adlersberg.	6-K	000-30070	11/12/2009

4.3	Amendment No. 1 to Employment Agreement between AudioCodes Ltd. and Shabtai Adlersberg.	6-K	000-30070	8/8/2013

4.4	Amendment No. 2 to Employment Agreement between AudioCodes Ltd. and Shabtai Adlersberg.	6-K	000-30070	8/8/2017

4.5	Amendment No. 3 to Employment Agreement between AudioCodes Ltd. and Shabtai Adlersberg.	6-K	000-30070	8/14/2019

4.6†	English Summary of Terms of Employment of Lior Aldema, as of March 2019.	20-F (2019)	000-30070	3/19/2019

4.7	AudioCodes Ltd. 2008 Equity Incentive Plan.	20-F (2008)	000-30070	6/30/2009

4.8	Amendment to AudioCodes Ltd. 2008 Equity Incentive Plan.	S-8	333-170676	11/18/2010

4.9	Amendment No. 2 to AudioCodes Ltd. 2008 Equity Incentive Plan.	S-8	333-190437	8/7/2013

4.10	Amendment No. 3 to AudioCodes Ltd. 2008 Equity Incentive Plan.	S-8	333-210438	3/29/2016

4.11	Amendment No. 4 to AudioCodes Ltd. 2008 Equity Incentive Plan.	S-8	333-230388	3/19/2019

4.12	Form of Insurance, Indemnification and Exculpation Agreement between the Registrant and each of its directors and executive officers.	6-K	000-30070	11/10/2011

4.13	Amendment No. 5 to AudioCodes Ltd. 2008 Equity Incentive Plan.	S-8	333-264535	4/28/2022

4.14	Lease Agreement, dated May 13, 2022, by and between Kingsbridge 2005 LLC and AudioCodes Ltd.	20-F (2022)	000-30070	4/24/2023

4.15†	English Summary of Building and Tenancy Lease Agreement, dated November 16, 2022, by and between Naimi Towers Ltd. and AudioCodes Ltd.	20-F (2022)	000-30070	4/24/2023

4.16†	English Summary Translation of Building and Tenancy Lease Agreement, dated June 14, 2023, by and between MAY A.B. NADLAN LTD, Migdal Group Insurance & Finance Migdal Makefet Pension Funds and Provident Funds Ltd, PEL-HAMAGEN HOUSE LTD (sides 2-4: “Migdal”), and AudioCodes Ltd.	20-F (2023)	000-30070	3/27/2024

8.1	Subsidiaries of the Registrant.	20-F (2024)	000-30070	3/26/2025

11.1	Insider Trading Policies for AudioCodes Ltd.	20-F (2024)	000-30070	3/26/2025

12.1*	Certification of Shabtai Adlersberg, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Niran Baruch, Vice President Finance and Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification by President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification by Vice President Finance and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

97.1	Clawback Policy	20-F (2023)	000-30070	3/27/2024

101.1*	Interactive Data Files (XBRL-Related Documents).

†	English summary of Hebrew original.
*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

AUDIOCODES LTD.

By:	/s/ SHABTAI ADLERSBERG
Shabtai Adlersberg
President and Chief Executive Officer

Date: March 30, 2026

AUDIOCODES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

IN U.S. DOLLARS

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
AUDIOCODES LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AudioCodes Ltd. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 30, 2026 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (i) relates to accounts or disclosures that are material to the financial statements and (ii) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

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

Auditing the Company’s revenue recognition involved a high degree of auditor judgment due to the effort to evaluate (a) the identification and determination of whether products and services are considered distinct performance obligations that should be accounted for separately, and (b) the determination of standalone selling prices for each distinct performance obligation that is not sold separately.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls related to the identification of distinct performance obligations, and the determination of stand-alone selling prices for each distinct performance obligation.

Our audit procedures also included, selecting a sample of contracts with customers and reading contract source documents for each selection, including the executed contracts and purchase orders. We tested management’s identification of significant contract terms, including the identification and determination of distinct performance obligations. We also evaluated the methodology and reasonableness of management’s assumptions used for the estimate of stand-alone selling prices for products and services that are not sold separately. Finally, we assessed the appropriateness of the related disclosures in the consolidated financial statements.

/s/ KOST FORER GABBAY & KASIERER

a Member of EY Global

We have served as the Company’s auditor since 1997.

Tel-Aviv, Israel

March 30, 2026

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

AUDIOCODES LTD.

Opinion on Internal Control Over Financial Reporting

We have audited AudioCodes Ltd. internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, AudioCodes Ltd. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated March 30, 2026 expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER
a Member of EY Global

Tel-Aviv, Israel

March 30, 2026

AUDIOCODES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2025	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$45,282	$58,749
Short-term bank deposits	239	210
Short-term marketable securities	27,350	3,426
Trade receivables	67,358	56,016
Other receivables and prepaid expenses	19,064	13,012
Inventories	22,032	31,463
Total current assets	181,325	162,876
LONG-TERM ASSETS:
Long-term trade receivables	13,065	15,753
Long-term marketable securities	-	28,518
Long-term financial investments	2,790	3,008
Deferred tax assets	7,773	9,838
Operating lease right-of-use assets	30,077	32,534
Severance pay funds	21,163	18,004
Total long-term assets	74,868	107,655
PROPERTY AND EQUIPMENT, NET	29,248	27,321
INTANGIBLE ASSETS, NET	19	489
GOODWILL	37,560	37,560
Total assets	$323,020	$335,901

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED BALANCE SHEETS (Cont.)

U.S. dollars in thousands, except share and per share data

	December 31,
	2025	2024
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	6,416	7,543
Other payables and accrued expenses	30,284	25,823
Deferred revenues	38,243	38,438
Short-term operating lease liabilities	6,635	5,954
Total current liabilities	81,578	77,758
LONG-TERM LIABILITIES:
Accrued severance pay	$18,278	$16,387
Deferred revenues and other liabilities	20,517	19,434
Long-term operating lease liabilities	31,348	30,508
Total long-term liabilities	70,143	66,329
COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)

Total liabilities	151,721	144,087
SHAREHOLDERS’ EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value -
Authorized: 200,000,000 and 200,000,000 shares as of December 31, 2025 and 2024, respectively; Issued: 65,730,082 and 65,170,217 shares as of December 31, 2025 and 2024, respectively; Outstanding: 27,089,259 and 29,679,755 shares as of December 31, 2025 and 2024, respectively	112	112
Additional paid-in capital	422,477	415,716
Treasury stock at cost – 38,640,823 and 35,490,462 shares as of December 31, 2025 and 2024, respectively	(280,930)	(250,331)
Accumulated other comprehensive income	6,416	1,114
Retained earnings	23,224	25,203
Total shareholders’ equity	171,299	191,814
Total liabilities and shareholders’ equity	$323,020	$335,901

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year Ended December 31,
	2025	2024	2023
Revenues:
Products	$114,911	$111,966	$123,991
Services	130,693	130,210	120,392
Total revenues	245,604	242,176	244,383
Cost of revenues:
Products	44,197	44,448	47,964
Services	41,775	39,567	38,070
Total cost of revenues	85,972	84,015	86,034
Gross profit	159,632	158,161	158,349
Operating expenses:
Research and development, net	52,591	52,125	57,169
Selling and marketing	77,242	71,167	70,243
General and administrative	15,760	17,678	16,513
Total operating expenses	145,593	140,970	143,925
Operating income	14,039	17,191	14,424
Financial expenses, net	(461)	(2,095)	(52)
Income before taxes on income	13,578	15,096	14,372
Taxes on income (tax benefits)	4,623	(215)	5,592
Net income	8,955	$15,311	$8,780
Earnings per share:
Basic	$0.31	$0.51	$0.28
Diluted	$0.31	$0.50	$0.28
Weighted average number of shares used in computations of earnings per share:
Basic	28,497,801	30,200,210	31,400,900
Diluted	28,984,336	30,636,088	31,578,713

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year Ended December 31,
	2025	2024	2023
Net income	$8,955	$15,311	$8,780
Other comprehensive income (loss) related to:
Change in unrealized gains (losses) on marketable securities available-for-sale, net of tax:
Gain (loss) on marketable securities recognized in other comprehensive income	817	1,798	2,859
Gain (loss) on marketable securities reclassified to net income	-	882	(213)
Other comprehensive income (loss) related to unrealized gains (losses) on marketable securities available-for-sale	817	2,680	2,646
Change in unrealized gains (losses) on cash flow hedges, net of tax:
Gain (loss) on derivative instruments recognized in other comprehensive income,	10,662	(306)	(2,165)
Gain (loss) on derivative instruments reclassified to net income	(6,177)	2,645	6,567
Other comprehensive income (loss), related to unrealized gains (losses) on cash flow hedges, net of tax	4,485	2,339	4,402
Other comprehensive income (loss), net of tax of $(792), $(1,061) and $(1,303) for 2025, 2024 and 2023, respectively	5,302	5,019	7,048
Total comprehensive income	$14,257	$20,330	$15,828

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share and per share data

	Share capital	Additional paid-in capital	Treasury stock	Accumulated other comprehensive income (loss)	Retained earnings	Total equity
Balance as of January 1, 2023	$109	$394,941	$(217,744)	$(10,953)	$23,407	$189,760
Purchase of treasury stock	-	-	(18,259)	-	-	(18,259)
Issuance of shares upon exercise of options and vesting of RSUs	1	801	-	-	-	802
Share-based compensation related to options and RSUs granted to employees and non-employees	-	11,380	-	-	-	11,380
Cash dividends paid	-	-	-	-	(11,399)	(11,399)
Net income	-	-	-	-	8,780	8,780
Other comprehensive income	-	-	-	7,048	-	7,048
Balance as of December 31, 2023	110	407,122	(236,003)	(3,905)	20,788	188,112
Purchase of treasury stock	-	-	(14,328)	-	-	(14,328)
Issuance of shares upon exercise of options and vesting of RSUs	2	366	-	-	-	368
Share-based compensation related to options and RSUs granted to employees and non-employees	-	8,228	-	-	-	8,228
Cash dividends paid	-	-	-	-	(10,896)	(10,896)
Net income	-	-	-	-	15,311	15,311
Other comprehensive income	-	-	-	5,019	-	5,019
Balance as of December 31, 2024	112	415,716	(250,331)	1,114	25,203	191,814
Purchase of treasury stock	-	-	(30,599)	-	-	(30,599)
Issuance of shares upon exercise of options and vesting of RSUs	*	251	-	-	-	251
Share-based compensation related to options and RSUs granted to employees and non-employees	-	6,510	-	-	-	6,510
Cash dividends paid	-	-	-	-	(10,934)	(10,934)
Net income	-	-	-	-	8,955	8,955
Other comprehensive income	-	-	-	5,302	-	5,302
Balance as of December 31, 2025	$112	$422,477	$(280,930)	$6,416	$23,224	$171,299

*	Represents an amount lower than $1 thousands.

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year Ended December 31,
	2025	2024	2023
Cash flows from operating activities:
Net income	$8,955	$15,311	$8,780
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,235	3,883	2,596
Net loss from sale of marketable securities	-	882	218
Amortization of marketable securities premiums and accretion of discounts, net	400	1,120	1,130
Share-based compensation related to options and RSUs granted to employees and non-employees	6,510	8,228	11,380
Financial expenses (income), net	574	313	(218)
Decrease (increase) in deferred tax assets, net	1,719	(4,548)	1,437
Decrease (increase) in trade receivables, net	(8,654)	(3,846)	1,600
Decrease (increase) in other receivables and prepaid expenses	(6,052)	(3,631)	625
Decrease (increase) in inventories	9,251	12,283	(7,791)
Decrease in operating lease right-of-use assets	3,682	6,009	9,281
Decrease (increase) in operating lease liabilities	296	(4,651)	(6,914)
Increase (decrease) in trade payables	(232)	(13)	(3,782)
Increase (decrease) in other payables and accrued expenses	9,502	3,223	(6,233)
Increase (decrease) in deferred revenues	443	1,767	3,144
Decrease in accrued severance pay, net	(1,268)	(1,077)	(362)
Net cash provided by operating activities	29,361	35,253	14,891
Cash flows from investing activities:
Purchase of property and equipment	(6,472)	(24,280)	(5,965)
Purchase of financial investments	(523)	(675)	(81)
Proceeds from maturity of marketable securities	5,200	7,450	3,084
Proceeds from redemption of financial investments	278	132	14,094
Proceeds from sale of marketable securities	-	35,177	3,846
Proceeds (investments) from short-term bank deposits, net	(29)	2	4,998
Net cash provided by (used in) investing activities	$(1,546)	$17,806	$19,976

The accompanying notes are an integral part of the consolidated financial statements.

AUDIOCODES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

U.S. dollars in thousands

	Year Ended December 31,
	2025	2024	2023
Cash flows from financing activities:
Purchase of treasury stock	$(30,599)	$(14,328)	$(18,259)
Cash dividends paid	(10,934)	(10,896)	(11,399)
Proceeds from issuance of shares upon exercise of options	251	368	802
Net cash used in financing activities	(41,282)	(24,856)	(28,856)
Increase (decrease) in cash, cash equivalents	(13,467)	28,203	6,011
Cash, cash equivalents at the beginning of the year	58,749	30,546	24,535
Cash, cash equivalents at the end of the year	$45,282	$58,749	$30,546
Supplemental disclosure of cash flow activities:
Cash paid during the year for income taxes	$3,790	$5,784	$4,196
Significant non-cash transactions:
Inventory transferred to be used as property and equipment	$180	$213	$209
Non-cash purchase of property and equipment	$-	$-	$2,805
Operating lease right-of-use asset recognized with corresponding lease liability	$1,225	$1,831	$32,476

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

During the years ended December 31, 2025, 2024 and 2023, the Group had a major customer which accounted for 13.8%, 13.3% and 16.3%, respectively, of total revenues in those years. In addition, during the years ended December 31, 2025, 2024 and 2023, the Group had an additional major customer which accounted for 9.3%, 11.7% and 10.3%, respectively, of total revenues in those years. No other customer accounted for more than 10% of the Group’s revenues in the years ended December 31, 2025, 2024 and 2023.

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

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents represent short-term highly liquid investments that are readily convertible into cash with original maturities of three months or less on the date acquired.

e.	Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months, but less than one year. The deposits are denominated mainly in dollars and bear interest at an average annual rate of 2.9% and 2.99% for the years ended December 31, 2025 and 2024, respectively. Short-term bank deposits are presented at cost. Any accrued interest on these deposits is included in other receivables and prepaid expenses.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Trade receivables:

The Group records trade receivables when it has unconditional right to consideration for amounts invoiced and yet unbilled invoices. The Group’s allowance for credit losses for trade receivables is based upon its assessment of various factors, including historical experience, the age of the trade receivable balances, credit quality of its customers, current economic conditions and other factors. The estimated allowance for credit losses is recorded as general and administrative expenses in the consolidated statements of operations. As of December 2025, and 2024, the allowance for credit loss was $800 and $647, respectively.

The Company elected to apply the practical expedient for current trade receivables and assumed that current conditions as of the balance sheet date would not change for the remaining life of the assets. The Company writes off receivables when they are deemed uncollectible and after all collection efforts have been exhausted.

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

As of December 31, 2025, the Group classified all of its marketable securities as available-for-sale (“AFS”). AFS securities are carried out at fair value, with the unrealized gains and losses, net of related tax, reported in “accumulated other comprehensive loss” in shareholders’ equity. Realized gains and losses on sale of investments are included in “financial income (expenses), net” and are derived using the specific identification method for determining the cost of securities. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, together with interest on such securities, is included in “financial income (expenses), net”.

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

During the years ended December 31, 2025, 2024 and 2023, the Group’s credit losses were immaterial.

The Group classifies its debt securities as either short-term or long-term based on each instrument’s underlying contractual maturity date as well as the intended time of realization. Marketable debt securities with maturities of 12 months or less are classified as short-term, and marketable debt securities with maturities greater than 12 months are classified as long-term.

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

During the years ended December 31, 2025, 2024 and 2023, no impairment losses have been identified.

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

The primary accounting provisions the Group uses to classify transactions as sales-type or operating leases is a review of the present value of the lease payments to determine if they are equal to or greater than substantially all of the fair market value of the equipment at the inception of the lease. Equipment included in arrangements meeting these conditions are accounted for as sales-type leases and revenue is recognized at lease commencement. Equipment included in arrangements that do not meet these conditions are generally accounted for as operating leases and revenue is recognized over the term of the lease. For the years ended December 31, 2025, 2024 and 2023, equipment leases that were classified as operating leases were immaterial.

m.	Goodwill:

Goodwill and certain other purchased intangible assets have been recorded in the Group’s financial statements as a result of acquisitions.

Goodwill represents the excess of the purchase price and related costs over the estimated fair value of net assets of a business acquired in a business combination. In accordance with ASC 350, “Intangibles - Goodwill and Other”, goodwill is not amortized but rather is subject to an impairment test at least annually.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Group performs an annual impairment test of goodwill in the fourth quarter of each fiscal year, or more frequently, if events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is tested for impairment at the reporting unit level, by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If the reporting unit does not pass the qualitative assessment, the Group carries out a quantitative test for impairment of goodwill, by comparing the fair value of the reporting unit with the carrying amount of the reporting unit that includes goodwill. The Group may bypass the qualitative assessment and proceed directly to performing the quantitative goodwill impairment test. The Group operates as one segment, and this segment comprises its only reporting unit. Therefore, goodwill is tested for impairment at that level. The Group did not record goodwill impairment charges during the years ended December 31, 2025, 2024 and 2023.

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

The Group enters into contracts that can include combinations of products and services that are capable of being distinct and accounted for as separate performance obligations.  The software licenses and equipment are generally distinct as the customer can derive the economic benefit of it without any additional services. The Group also provides professional services, support and maintenance services, which are accounted for as separate performance obligations, as these services are distinct. The Group allocates the transaction price to each performance obligation, based on its relative standalone selling price out of the total consideration of the contract.

For SaaS subscriptions, the Company provides access to its cloud-based software, without providing the customer with the right to take possession of its software, which the Company considers to be a single performance obligation. SaaS subscriptions revenue is included as part of service revenue.

Software license and equipment revenues are recognized at the point of time when control is transferred, usually upon delivery.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from SaaS, maintenance and support services are generally recognized ratably over the term of the contract, as the services have a consistent pattern of transfer to the customer during the contract period. Revenues from professional services are recognized over time based on the method that best depicts the transfer of services to the customer, generally using an input method, based on labor hours consumed or ratably, when professional services have a consistent pattern of transfer to the customer.

If the standalone selling price is not observable, the Group estimates the standalone selling price taking into account reasonably available information. The estimated selling price is established considering multiple factors such as historical selling prices, internal pricing practices, gross margin objectives and discount policy. The Group typically bills customers based on actual delivery. The payment terms vary, mainly with terms of 60 days or less. Revenue is recognized net of any taxes collected from customers which are subsequently remitted to the tax authorities. The Group elected to account for shipping and handling activities as fulfillment activities. Shipping and handling activities are classified as part of the cost of revenues.

The Group grants to certain customers a right of return or the ability over a limited period of time to exchange for other products a specific percentage of the total price paid for products they have purchased. The Group maintains a provision for product returns, based on its experience with historical sales returns, analysis of credit memo data and other known factors, all in accordance with ASC 606. This provision is deducted from revenues and amounted to $2,155 and $1,675 as of December 31, 2025 and 2024, respectively. This provision was recorded as part of other payables and accrued expenses.

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

The Group has included as part of other receivables and prepaid expenses in its consolidated balance sheet, costs to obtain a contract in the amount of $1,092 and $689, as of December 31, 2025 and 2024, respectively. The amortization expenses for the years ended December 31, 2025, 2024 and 2023 amounted to $307, $288 and $604, respectively. No impairment losses recognized for the years ended December 31, 2025, 2024 and 2023.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Remaining performance obligations represents contracted revenues that have not yet been recognized, which includes deferred revenues and non-cancelable contracts that will be recognized as revenue in future periods. The following table represents the remaining performance obligations as of December 31, 2025, which are expected to be satisfied and recognized in future periods:

	Year Ending December 31,
	2026	2027	2028 and thereafter
Products	$152	$-	$-
Services	38,091	9,768	9,930
	$38,243	$9,768	$9,930

Significant changes in the balances of deferred revenues during the years are as follows:

	Year Ended December 31,
	2025	2024
Balance at the beginning of the year	$57,497	$55,730
Revenue recognized	(42,691)	(26,586)
Increase in deferred revenues	43,134	28,353
Balance at the end of the year	57,940	57,497
Less - current portion at the end of the year	(38,243)	(38,438)
Long-term portion at the end of the year	$19,697	$19,059

o.	Warranty costs:

The Group usually provides an assurance-type warranty for a period of 12 months at no extra charge. The Group estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Group’s warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Group periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary. As of December 31, 2025 and 2024, the provision for warranty amounted to $139 and $132, respectively.

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

Participation grants from the Israel Innovation Authority (the “IIA”) for research and development activity are recognized at the time the Group is entitled to such grants based on the costs incurred and included as a deduction from research and development costs. Research and development grants recognized during the years ended December 31, 2025, 2024 and 2023 were $0, $55 and $665, respectively.

q.	Income taxes:

The Group accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and for carryforward tax losses. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group records a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion of or the entire amount of the deferred tax asset will not be realized.

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

As of December 31, 2025, 2024 and 2023, the Company’s provision for uncertain tax benefits was immaterial.

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

The components of AOCI were as follows:

	Gains (losses) on AFS marketable securities	Gains (losses) on cash flow hedges	Total
Balance as of January 1, 2025	$(1,050)	$2,164	$1,114
Other comprehensive gains (loss) before reclassifications, net of tax	817	10,662	11,479
Amounts reclassified from AOCI	-	(6,177)	(6,177)
Other comprehensive income, net of tax	817	4,485	5,302
Balance as of December 31, 2025	$(233)	$6,649	$6,416

	Year Ended December 31,
	2025	2024	2023
Amounts reclassified from AOCI
Cost of revenues	$(1,482)	$634	$1,400
Research and development expenses, net	(2,841)	1,217	2,983
Selling and marketing expenses	(1,359)	582	1,217
General and administrative expenses	(495)	212	967
Financial expenses	-	882	-

Total operating expenses (income), before income taxes	$(6,177)	$3,527	$6,567

The effects on net income of amounts reclassified from AOCI in the years ended December 31, 2025, 2024 and 2023 derive from realized losses on cash flow hedges recorded in operating expenses and from realized losses on AFS marketable securities recorded in financial income or expenses.

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

The Company’s derivatives expose it to credit risk to the extent that the counterparties may be unable to meet the terms of the agreement. The Company seeks to mitigate such risk by limiting its counterparties to major financial institutions with high credit standing in Israel.

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

Certain outstanding options and restricted share units (“RSUs”) have been excluded from the calculation of the diluted earnings per share since such securities are anti-dilutive for all years presented. The total weighted average number of shares related to the outstanding options and RSUs that have been excluded from the calculation of diluted earnings per share were 318,411, 284,903 and 710,761 for the years ended December 31, 2025, 2024 and 2023, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Accounting for share-based compensation:

The Company accounts for share-based compensation in accordance with ASC 718, “Compensation-Stock Compensation”. ASC 718 requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the award is recognized as an expense over the requisite service periods in the Company’s consolidated statement of operations. The Company recognizes compensation expenses for the value of its awards, which have graded vesting, based on the accelerated attribution method over the requisite service period of each of the awards. The Company accounts for forfeitures as they occur.

The Group selected the Black-Scholes option pricing model as the most appropriate fair value method for the Group’s option awards. The fair value of RSUs is based on the market value of the underlying shares at the date of grant. The following table sets forth the parameters used in computation of the options compensation to employees:

	Year Ended December 31,
	2025	2024	2023
Dividend yield	3.80%	1.13%	1.13%
Expected volatility	41.55%-42.02%	40.19%-48.11%	46.24%
Risk-free interest	4.03%-4.30%	3.98%-4.23%	4.57%
Expected life	3.58-3.59 years	3.59-4.86 years	3.60 years

The Company used its historical volatility in accordance with ASC 718. The computation of volatility uses historical volatility derived from the Company’s exchange traded shares. The expected term of options granted is estimated based on historical experience and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate assumption is the implied yield currently available on U.S. treasury zero-coupon issues with a remaining term equal to the expected life of the Company’s options. The dividend yield assumption is based on the Company’s historical experience and expectation of future dividend payouts and may be subject to substantial change in the future. The Company paid its first cash dividend during the third quarter of 2018 and has been paying cash dividends on a bi-annual basis since then. See also Note 11.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The total share-based compensation expenses relating to all of the Company’s share-based awards recognized for the years ended December 31, 2025, 2024 and 2023 were included in items of the consolidated statements of operations, as follows:

	Year Ended December 31,
	2025	2024	2023
Cost of revenues	$396	$369	$388
Research and development expenses, net	1,489	2,108	2,685
Selling and marketing expenses	2,317	2,959	4,297
General and administrative expenses	2,308	2,792	4,010
Total share-based compensation expenses	$6,510	$8,228	$11,380

v.	Treasury stock:

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

Severance pay expenses for the years ended December 31, 2025, 2024 and 2023, amounted to $2,592, $2,342 and $2,995, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.	Employee benefit plan:

The Group has 401(k) defined contribution plans covering employees in the United States. All eligible employees may elect to contribute a portion of their annual compensation to the plan through salary deferrals, subject to the Internal Revenue Service limit of $23.5, $23 and $20.5 during the years ended December 31, 2025, 2024 and 2023, plus a catch-up contribution of $7.5 for participants aged 50 or over. The Group matches 50% of employees’ contributions, up to a maximum of 6% of the employees’ annual pay. In the years ended December 31, 2025, 2024 and 2023, the Group matched contributions in the amount of $525, $506 and $524, respectively.

y.	Advertising expenses:

Advertising expenses are charged to the consolidated statements of operations as incurred. Advertising expenses for the years ended December 31, 2025, 2024 and 2023 amounted to $2,561, $2,433 and $1,942, respectively.

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

In December 2023, the Financial Accounting Standards Borad (“FASB”) issued Accounting Standards Update (“ASU”) 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 (the year ended December 31, 2025, for the Company), with early adoption permitted. The Company adopted ASU 2023-09 during the year ended December 31, 2025, on a prospective basis, which resulted in updated income tax disclosures. See Note 12 for further details.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments-Credit Losses (Topic 326) - Measurement of Credit Losses for Accounts Receivable and Contract Assets. The ASU provides a practical expedient to measure credit losses on current accounts receivable and contract assets under ASC No. 606, “Revenue from Contracts with Customers.” The practical expedient assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. For public business entities, ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025 (the year ending December 31, 2026, for the Company), and interim reporting periods within those annual reporting periods. Early adoption of ASU 2025-05 is permitted. The Company adopted ASU 2025-05 during the year ended December 31, 2025, on a prospective basis, which did not have a material impact on the consolidated financial statements.

ac.	Recently issued accounting pronouncement not yet adopted:

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

In September 2025, the FASB issued ASU 2025-06, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40) - Targeted Improvements to the Accounting for Internal-Use Software. The ASU was updated to consider different methods of software development and requires internal use software costs to be capitalized when management has authorized and committed to funding the software project and when significant uncertainty associated with the development of the software has been resolved. The amendments in this ASU are required to be adopted for annual and interim reporting periods beginning after December 15, 2027 (the year ending December 31, 2028, for the Company), with early adoption permitted, and may be applied either through a prospective, retrospective or a modified transition approach. The Company is currently evaluating the effect of adopting the ASU on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10 Accounting for Government Grants Received by Business Entities, to establish guidance on the recognition, measurement, presentation and disclosure requirements for government grants received by business entities, including guidance for grants related to an asset and grants related to income. ASU 2025-10 is effective for fiscal years beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted, and may be applied using a modified prospective, modified retrospective, or under a retrospective approach. The Company is currently evaluating the timing of adoption and impact of this amendment on its Consolidated Financial Statements and related disclosures.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- MARKETABLE SECURITIES

The following is a summary of AFS marketable securities:

	December 31, 2025
	Amortized cost	Gross unrealized losses	Fair value
Maturing within one year:
Corporate bonds	$25,966	$(281)	$25,685
Governmental bonds	1,689	(24)	1,665
Balance as of December 31, 2025	$27,655	$(305)	$27,350

	December 31, 2024
	Amortized cost	Gross unrealized losses	Fair value
Maturing within one year:
Corporate bonds	$3,241	$(22)	$3,219
Governmental bonds	-	-	-
Maturing between one to five years:
Corporate bonds	28,343	(1,250)	27,093
Governmental bonds	1,715	(83)	1,632

Balance as of December 31, 2024	$33,299	$(1,355)	$31,944

The following table presents gross unrealized losses and fair values for those investments that were in an unrealized loss position as of December 31, 2025, and the length of time that those investments have been in a continuous loss position:

	Less than 12 months		12 months and greater
	Fair value	Gross unrealized loss	Fair value	Gross unrealized loss
As of December 31, 2025	$-	$-	$27,350	$(305)

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:- MARKETABLE SECURITIES (Cont.)

	Less than 12 months		12 months and greater
	Fair value	Gross unrealized loss	Fair value	Gross unrealized loss
As of December 31, 2024	$-	$-	$31,944	$(1,355)

NOTE 4:- INVENTORIES

	December 31,
	2025	2024
Raw materials	$8,816	$14,028
Finished products	13,216	17,435
	$22,032	$31,463

During the years ended December 31, 2025 and 2024 and 2023, the Group wrote off inventory in a total amount of approximately $3.3 million, $4.8 million and $1.1 million, respectively.

NOTE 5:- PROPERTY AND EQUIPMENT, NET

	December 31,
	2025	2024
Cost:
Computers and peripheral equipment	$17,922	$15,644
Office furniture and equipment	3,490	4,367
Leasehold improvements	22,449	22,040
	43,861	42,051
Accumulated depreciation:
Computers and peripheral equipment	9,093	9,745
Office furniture and equipment	2,368	2,734
Leasehold improvements	3,152	2,251
	14,613	14,730
Depreciated cost	$29,248	$27,321

Depreciation expenses amounted to $3,765, $3,351 and $2,051 for the years ended December 31, 2025, 2024 and 2023, respectively.

NOTE 6:- INTANGIBLE ASSETS, NET

		Useful life	December 31,
		(years)	2025	2024
a.	Cost:
	Acquired technology and license	4 - 10	$21,815	$21,815
	Customer relationship	4.5 - 9	4,951	4,951
			26,766	26,766
	Accumulated amortization:
	Acquired technology and license		21,814	21,388
	Customer relationship		4,933	4,889
			26,747	26,277
	Amortized cost		$19	$489

b.	Amortization expenses related to intangible assets amounted to $470, $532 and $545 for the years ended December 31, 2025, 2024 and 2023, respectively.

c.	The remaining amortized cost of $19 is expected to be recognized during 2026.

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

The Group’s financial assets and liabilities measured at fair value on a recurring basis consisted of the following types of instruments as of the following dates:

	December 31, 2025
	Fair value measurements using input type
	Level 2	NAV
Marketable securities	$27,350	$-
Financial investments (see also Note 10d)	-	2,790
Financial assets related to foreign currency derivative hedging contracts	7,470	-
Total financial net assets as of December 31, 2025	$34,820	$2,790

	December 31, 2024
	Fair value measurements using input type
	Level 2	NAV
Marketable securities	$31,944	$-
Financial investments (see also Note 10d)	-	3,008
Financial assets related to foreign currency derivative hedging contracts	2,430	-
Total financial net assets as of December 31, 2024	$34,374	$3,008

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:- FAIR VALUE MEASUREMENTS (Cont.)

As of December 31, 2025, and 2024 the financial investments measured using NAV included two Secured Bridge Loans Funds that offer short-term loans to various consumers, which are secured by real-estate assets and vehicles.

One investment fund can be redeemed by the investees during the next five years. The fair value of this investment in this class has been estimated using the net asset value (“NAV”) of the Group’s ownership interest in partners’ capital. The carrying amount of this investment was $833 and $1,329 as of December 31, 2025, and 2024, respectively.

The second investment in an equity fund is locked up until its maturity after five years from the investment date. The fair value of this investment in this class has been estimated using the NAV of the Group’s ownership interest in partners’ capital. The carrying amount of this investment was $1,957 and $1,679 as of December 31, 2025, and 2024, respectively.

Gains (losses) from the financial investments amounted to $(462), $(265) and $336 for the years ended December 31, 2025, 2024 and 2023 respectively.

NOTE 8:- OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2025	2024
Payroll and other employee related accruals	$14,344	$16,227
Accrued expenses	12,232	6,829
Government authorities	1,545	1,082
Provision for returns	2,155	1,675
Other	8	10
	$30,284	$25,823

NOTE 9:- LEASES

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

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:- LEASES (Cont.)

The components of operating lease costs were as follows:

	Year Ended December 31,
	2025	2024	2023
Fixed lease cost	$5,237	$9,850	$10,979
Variable lease cost	332	393	477
Sublease income	-	(173)	(1,167)
Total net lease costs	$5,569	$10,070	$10,289

The Group’s operating lease agreements have remaining lease terms ranging from one year to 12.46 years, including agreements with options to extend the leases for up to six years.

The following table represents the weighted-average remaining lease term and discount rate:

Year Ended December 31, 2025
Weighted average remaining lease term	8 years
Weighted average discount rate	5.05%

The following table presents supplemental cash flows information related to the lease costs for operating leases:

Year Ended December 31,
2025
Cash paid for amounts included in measurement of lease liabilities:
Operating cash flows for operating leases	$7,122

The discount rate was determined based on the estimated incremental borrowing rate of the Group.

Maturities of operating lease liabilities were as follows:

Year ending December 31,
2026	$6,658
2027	5,547
2028	4,953
2029	4,714
2030	4,826
2031 and thereafter	20,780
Total lease payments	$47,478
Less - imputed interest	$(9,495)
Present value of lease liabilities	$37,983

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:- LEASES (Cont.)

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

Interest income for the years ended December 31, 2025, 2024 and 2023 were $406, $390 and $266, respectively, and were included in financial income (expenses), net in the consolidated statement of operations.

At the commencement date of sales-type leases for the years ended December 31, 2025, 2024 and 2023, the Group recognized $16,082, $15,707 and $15,937 of product revenue, respectively. As of the commencement date of sales-type leases for the year ended December 31, 2025, 2024 and 2023, the Group recognized $823, $1,406 and $4,178 cost of product revenue, respectively. The Group’s short-term net investment in a lease receivable as of December 31, 2025 and 2024, were $12,985 and $11,682, respectively and are presented within trade receivables in the consolidated balance sheets. The Group’s long-term net investment in a lease receivable as of December 31, 2025 and 2024, were $13,065 and $15,753, respectively, and are presented within long-term trade receivables in the consolidated balance sheets.

The following table illustrates the Group’s future sales-type lease receipts as of December 31, 2025:

Year ending December 31,
2026	$9,035
2027	6,306
2028	3,426
2029	750
2030	257
2031 and thereafter	5,255
Total future minimum receipts	$25,029
Less - unearned interest income	$(518)
Total	$24,511

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Purchases commitments:

1.	The Group is obligated under certain agreements with its suppliers to purchase specified items of excess inventory which are expected to be utilized in the following two years, mainly in 2026. As of December 31, 2025, non-cancelable purchase obligations were approximately $16,237.

2.	In addition, the Group is obligated under certain agreements with its suppliers to purchase software as a service (SaaS) subscription services which are expected to be utilized during 2026 until 2027. As of December 31, 2025, non-cancelable purchase obligations were approximately $4,800.

b.	Royalty commitment to the IIA:

Under the research and development agreements of the Company and its Israeli subsidiaries with the IIA and pursuant to applicable laws, the Company and its Israeli subsidiaries were required to pay royalties at the rate of 3%-5% on sales to end customers of products developed with funds provided by the IIA, up to an amount equal to 100% of the IIA research and development grants received, linked to the dollar plus interest on the unpaid amount received based on the 12-month SOFR rate (from the year the grant was approved) applicable to dollar deposits. The Company and its Israeli subsidiaries were obligated to repay the IIA for the grants received only to the extent that there are sales of the funded products.

As of December 31, 2025, and 2024, the Company’s Israeli subsidiaries have a contingent obligation to pay royalties to the IIA in the amount of approximately $23,837 and $22,084, respectively.

c.	Royalty commitments to third parties:

The Group has entered into technology licensing fee agreements with third parties. Under the agreements, the Group has incorporated third parties’ technology into its products and agreed to pay the third parties’ royalties, based on sales of relevant products. Royalties are calculated on a quarterly basis. Such royalties being payable either quarterly or through a pre-buy of production licenses when necessary. During the years ended December 31, 2025, 2024 and 2023, the Group’s royalties to third parties were immaterial.

d.	Contingent investments commitments:

The Group may be obligated under certain agreements with respect to Secured Bridge Loan Fund to invest an additional amount. As of December 31, 2025, the maximum additional amounts to be invested if called upon by the fund were $189. During the year ended December 31, 2025, the Group invested an additional amount of $523 in the fund (see also Note 7).

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:- SHAREHOLDERS’ EQUITY

a.	Treasury stock:

During the year ended December 31, 2014, the Company’s Board of Directors approved a share repurchase program to repurchase up to $3,000 of its ordinary shares (the “Share Repurchase Program”), which is the amount that the Company could repurchase under Israeli law without further approval from an Israeli court. During the eleven years ended December 31, 2024, the Company received Israeli court approvals to repurchase up to an additional $421,000 of its ordinary shares. In addition, in each of July 2025 and October 2025, the Company received court approval to repurchase up to an additional $20,000 and $25,000, respectively of its ordinary shares (the “Permitted Amount”). The most recent court approvals also permit the Company to declare a dividend of any part of the Permitted Amount during the approved validity period. The current approval is valid through April 27, 2026.

As of December 31, 2025, pursuant to the Company’s Share Repurchase Program, the Company had repurchased a total of 38,640,823 of its ordinary shares at a total cost of $280,930 (of which 3,150,361 of its ordinary shares were repurchased during the year ended December 31, 2025, for aggregate consideration of $30,599).

b.	Cash Dividends:

On February 4, 2025, the Company declared a cash dividend of $0.18 per share. The dividend, in the aggregate amount of approximately $5.3 million, was paid on March 6, 2025 to all of the Company’s shareholders of record on February 20, 2025.

On July 29, 2025, the Company declared a cash dividend of $0.20 cents per share. The dividend, in the aggregate amount of approximately $5.6 million, was paid on August 28, 2025 to all of the Company’s shareholders of record on August 15, 2025.

See Note 17 for cash dividends declared and paid subsequent to December 31, 2025.

c.	Employee and Non-Employee Share Option Plan:

In 2008, the Company’s Board of Directors approved the 2008 Equity Incentive Plan (as amended, the “Plan”) that became effective in January 2009. Under the Plan, options and RSUs may be granted to employees, officers, non-employee consultants and directors of the Company. As of December 31, 2025, the total number of shares authorized for future grants under the Plan is 639,574.

Options granted under the Plan expire seven years from the date of grant, and options that are forfeited or cancelled before expiration, become available for future grants.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:- SHAREHOLDERS’ EQUITY (Cont.)

The following is a summary of the Company’s stock option activity and related information for the year ended December 31, 2025:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Options outstanding at the beginning of the year	306,200	$12.64	3.30	$80
Changes during the year:
Granted	11,750	$10.05
Exercised	(32,437)	$7.76
Forfeited	(57,300)	$10.61
Options outstanding at the end of the year	228,213	$13.71	3.16	$-
Options exercisable at the end of the year	141,359	$15.31	1.71	$-

The weighted average grant-date fair value of options granted during the years ended December 31, 2025, 2024 and 2023 were $2.74, $4.50 and $3.98, per option, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing share price on the last trading day of the fiscal year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on the last trading day of the fiscal year. This amount changes based on the fair market value of the Company’s ordinary shares.

The total fair value of Company’s options vested during the year ended December 31, 2025, 2024, and 2023 were $274, $141 and $515, respectively.

The total intrinsic value of options exercised in the years ended December 31, 2025, 2024 and 2023 were $53, $97 and $378, respectively.

The outstanding options for employees as of December 31, 2025 have been separated into ranges of exercise prices, as follows:

Range of exercise price	Number of options outstanding as of December 31, 2025	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number of options exercisable as of December 31, 2025	Weighted average exercise price of exercisable options
$9.13-10.12	22,213	6.00	$9.62	2,472	$9.13
$10.90-30.76	206,000	2.85	$14.15	138,887	$15.42
	228,213	3.16	$13.71	141,359	$15.31

The following is a summary of the Company’s RSUs’ activity and related information for the year ended December 31, 2025:

	Number of shares	Weighted average grant date fair value
RSUs outstanding at the beginning of the year	1,206,444	$14.96
Changes during the year:
Granted	562,435	$10.06
Vested	(527,428)	$17.87
Forfeited	(20,388)	$16.26
RSUs outstanding at the end of the year	1,221,063	$11.42

As of December 31, 2025, there was a total of $6,690 unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.81 years. The total fair value of the Company’s RSUs vested during the years ended December 31, 2025, 2024 and 2023 was $9,426, $12,053 and $13,363, respectively.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- TAXES ON INCOME

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

NOTE 12:- TAXES ON INCOME (Cont.)

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

Eligibility for benefits under the Encouragement Law is not subject to receipt of prior approval from any governmental authority. The Company believes that the Israel Tax Authority will agree that the Company qualifies and will continue to qualify as an industrial company, or that the benefits described above will be available to the Company in the future.

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

Taxable income of the Israeli companies is subject to a corporate tax rate of 23% in each of the years ended December 31, 2025, 2024 and 2023.

The Company is eligible for tax benefits as a PTE as mentioned in 2 above.

The deferred tax balances, as of December 31, 2025, have been calculated based on the PTE effective tax rate (see also 2 above).

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

On July 4, 2025, the One Big Beautiful Bill Act (“OBBBA”) was signed into law. The OBBBA makes permanent key elements of the Tax Cuts and Jobs Act, including 100% bonus depreciation, domestic research cost expensing, and the business interest expense limitation. ASC 740 requires the effects of change in tax rates and laws to be recognized in the period in which the legislation is enacted. The effects of the OBBBA were immaterial.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- TAXES ON INCOME (Cont.)

c.	Net operating loss carryforward and deferred taxes in respect thereto:

As of December 31, 2020, the Company has realized all of its carryforward tax losses in Israel, which can be offset against taxable income.

As of December 31, 2025, the Company’s Israeli subsidiaries have $81,815 in net operating loss carryforwards in Israel, which can be carried forward indefinitely.

The Company’s U.S. subsidiary has total available carryforward tax losses of approximately $3,703 to offset against future U.S. federal taxable gains. These carryforward tax losses expire between 2027 and 2032. As of December 31, 2025, the Company’s U.S. subsidiary recorded a deferred tax asset of $1,059 in respect of such carryforward tax losses.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

d.	Income before taxes on income is comprised as follows:

	Year Ended December 31,
	2025	2024	2023
Domestic	$4,006	$7,618	$5,110
Foreign	9,572	7,478	9,262
	$13,578	$15,096	$14,372

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- TAXES ON INCOME (Cont.)

e.	Taxes on income (tax benefits) are comprised as follows:

	Year Ended December 31,
	2025	2024	2023
Current taxes:
Domestic	$1,191	$3,328	$2,030
Foreign	1,659	1,005	2,013
	2,849	4,333	4,043
Deferred tax expense (benefit):
Domestic	383	(85)	(14)
Foreign	1,390	(4,463)	1,563
	1,773	(4,548)	1,549
	$4,623	$(215)	$5,592

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax liabilities and assets are as follows:

	December 31,
	2025	2024
Deferred tax assets:
Net operating loss carryforward	$19,922	$17,982
Operating lease liabilities	4,178	4,011
Research and development	1,069	1,888
Deferred revenues	2,260	2,472
Share-based compensation	830	1,192
Marketable Securities	93	404
Reserves and allowances	1,911	2,306

Net deferred tax assets before valuation allowance	30,263	29,429
Less - valuation allowance	(18,818)	(15,629)

Deferred tax asset	$11,445	$13,800

Deferred tax liability:

Operating lease ROU assets	$(3,672)	$(3,961)
Derivatives	(820)	(267)
Other	-	(108)

Deferred tax liability	$(4,492)	$(4,336)

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- TAXES ON INCOME (Cont.)

A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized. The Group has established a valuation allowance to offset certain deferred tax assets as of December 31, 2025 and 2024 due to the uncertainty of realizing future tax benefits from its deferred tax assets.

g.	Reconciliation of the theoretical tax expenses:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the Israeli statutory corporate tax rate applicable to the income of the Company, and the actual tax expense (benefit) after the adoption of ASU 2023-09, as reported in the statement of operations is as follows:

	Year Ended December 31,
	2025
	Amount	Precent

Income before taxes on income	$13,578	100%
Theoretical tax expense, based on the Israeli statutory corporate tax rate	3,123	23%
Foreign tax effect:	851	2.85%
United States
Statutory rate differences	115	(2.57%)
Other foreign jurisdictions	736	5.42%
Tax Credits	(134)	(0.99%)
Non-taxable or non-deductible items	1,804	13.28%
Share-based compensation	1,508	11.10%
Other	296	2.18%
Change in unrecognized tax benefits	564	4.15%
Impact of PTE status in Israel	(1,893)	(10.53%)
Other	308	2.27%
Actual tax and effective tax rate	$4,623	34.04%

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- TAXES ON INCOME (Cont.)

A reconciliation between the theoretical tax expense, assuming all income is taxed at the Israeli statutory corporate tax rate applicable to the income of the Company, and the actual tax expense (benefit) before the adoption of ASU 2023-09, as reported in the statement of operations is as follows:

	Year Ended December 31,
	2024	2023
Income before taxes, as reported in the consolidated statements of operations	$15,096	$14,372
Israeli statutory corporate tax rate	23.0%	23.0%
Theoretical tax expense on the above amount at the Israeli statutory corporate tax rate	$3,472	$3,304
Impact of Preferred Technological Enterprise status	(3,077)	(608)
Changes in tax reserve for uncertain tax positions	(67)	47
Adjustments for previous years’ taxes	2,536	486
Impact of income tax at rates other than the Israeli statutory corporate tax rate	2,131	749
Share-based compensation expenses see Note 11c	1,914	1,289
Losses and temporary differences for which valuation allowance was provided	(7,363)	198
Impact of tax rate change	-	-
Other	239	127
Actual tax expense (benefit)	$(215)	$5,592

h.	Income taxes paid:

The following table presents cash paid for income taxes, net of refunds received, for the year ended December 31, 2025, pursuant to the disclosure requirements of ASU 2023-09:

Year Ended December 31,
2025
Domestic (Israel)	$1,857
Foreign:
United States	707
Brazil	637
Other	589
Total	$3,790

i.	Tax assessments:

The Company received final tax assessments through the 2022 tax year.

The statute of limitations related to tax returns of the Company’s U.S. subsidiary for all tax years up to and including 2020 has lapsed.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:- FINANCIAL INCOME (EXPENSES), NET

	Year Ended December 31,
	2025	2024	2023
Financial expenses:
Loss related to non-hedging derivative instruments	$(27)	$(1,949)	$(1,565)
Amortization of marketable securities premiums and accretion of discounts, net	(400)	(1,120)	(1,348)
Exchange rate differences	(2,191)	(506)	(205)
Loss from financial investments	(465)	(1,147)	-
Other	(188)	(296)	(327)
	(3,271)	(5,018)	(3,445)
Financial income:
Gain related to non-hedging derivative instruments	-	16	24
Gain from financial investments	-	-	333
Interest income, net	2,810	2,907	3,036
	2,810	2,923	3,393
Financial income (expenses), net	$(461)	$(2,095)	$(52)

NOTE 14:- EARNINGS PER SHARE

	Year Ended December 31,
	2025	2024	2023
Numerator:
Net income	$8,955	$15,311	$8,780
Denominator:
Denominator for basic earnings per share - weighted average number of ordinary shares, net of treasury stock	28,497,801	30,200,210	31,400,900
Effect of dilutive securities:
Employee stock options and RSUs	486,535	435,878	177,813
Denominator for diluted earnings per share - adjusted weighted average number of shares	28,984,336	30,636,088	31,578,713

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- SEGMENT AND GEOGRAPHIC INFORMATION

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

The following table summarizes the Group’s segment revenue, significant segment expenses, and segment net income:

	Year Ended December 31,
	2025	2024	2023
Revenue	$245,604	$242,176	$244,383
Less:
Payroll expenses – included in cost of revenues (1)	8,215	7,328	7,339
Payroll expenses – included in operating expenses (1)	119,113	108,424	110,680
Office rent and maintenance	8,704	11,974	11,445
Other segment items (2)	100,617	106,468	113,478
Net income	$8,955	$15,311	$8,780

(1)	Payroll expenses exclude share-based compensation expenses.

(2)	Other segment items include other cost of revenues, depreciation and amortization, share based compensation, other research and development, other selling and marketing, other general and administrative, financial income, and taxes on income.

Revenues in the table below are attributed to geographical areas, based on the location of the end customers.

The following presents total revenues for the years ended December 31, 2025, 2024 and 2023 and long-lived assets (including ROU assets) as of December 31, 2025, 2024 and 2023.

	Year Ended and as of December 31,
	2025		2024		2023
	Total	Long- lived	Total	Long- lived	Total	Long- lived
	revenues	assets	revenues	assets	revenues	assets
The Americas, principally the United States	$127,992	$4,130	$125,204	$4,684	$126,419	$5,026
Europe	77,986	119	76,624	180	78,939	277
Eastern Asia	34,057	964	32,745	829	35,352	859
Israel	5,569	54,112	7,603	54,162	3,673	41,443
	$245,604	$59,325	$242,176	$59,855	$244,383	$47,605

The Group has derived approximately 52% of its revenues for the year ended December 31, 2025 from sales in the United States.

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:- DERIVATIVE INSTRUMENTS

The Group enters into hedging transactions with a major financial institution, using derivative instruments, primarily forward contracts and options to purchase and sell foreign currencies, in order to reduce the net currency exposure associated with anticipated expenses (primarily salaries and rent expenses) in currencies other than the dollar. The Group currently hedges such future exposures for a maximum period of two years. However, the Group may choose not to hedge certain foreign currency exchange exposures for a variety of reasons.

As of December 31, 2025 and 2024, the Group had a net unrealized loss associated with cash flow hedges of $6,649 and $2,164, respectively, recorded in other comprehensive income (loss).

As of December 31, 2025 and 2024, the par value of the Group’s outstanding forward and options contracts in the amount of $45,000 and $60,000, respectively, which were designated as cash flow hedges. In addition, as of December 31, 2025 and 2024, the Group had no outstanding forward and options contracts which are not designated as hedging contracts.

The fair value of the Group’s outstanding derivative instruments and the effect of derivative instruments in cash flow hedging relationship on other comprehensive income for the years ended December 31, 2025 and December 31, 2024, are summarized below:

		December 31,
Foreign exchange forward and options contracts	Balance sheet	2025	2024
Fair value of foreign exchange forward and options collar (cylinder) contracts	“Other receivables and prepaid expenses”	$7,470	$2,430

Loss recognized in other comprehensive income	“Other comprehensive income (loss)”	$6,649	$2,164

AUDIOCODES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:- DERIVATIVE INSTRUMENTS (Cont.)

The effect of derivative instruments in cash flow hedging relationship on income for the years ended December 31, 2025 and 2024, is summarized below:

	Comprehensive	Year Ended December 31,
Foreign exchange forward and options contracts	Income (loss)	2025	2024
Comprehensive income (loss) from derivatives before reclassifications	“Other comprehensive income (loss)”	$10,662	$(306)
Income (loss) reclassified from accumulated other comprehensive income (loss)	“Operating expenses (income)”	$(6,177)	$2,645

NOTE 17:- SUBSEQUENT EVENTS

a.	On February 3, 2026, the Company declared a cash dividend of $0.20 per share. The dividend, which was in the aggregate amount of approximately $5.3 million, was paid on March 6, 2026 to all of the Company’s shareholders of record as of February 20, 2026.

b.	Subsequent to December 31, 2025, the Company repurchased additional 1,694,993 of its ordinary shares for an aggregate consideration of $13,292.

- - - - - - - - - - -